Form 20-F/A
period 2001-12-31
MOBILE TELESYSTEMS OJSC
filed 2002-12-17
CIK 1115837

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A

☐	Registration Statement pursuant to Section 12 (b) or (g) of The Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001
or
☐	Transition report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Commission file number

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE
(Title of Class)

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 20 ORDINARY SHARES, PAR VALUE 0.10 RUSSIAN RUBLES PER ORDINARY SHARE	NEW YORK STOCK EXCHANGE

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
10.95% GUARANTEED NOTES DUE DECEMBER 21, 2004	LUXEMBOURG STOCK EXCHANGE

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

1,993,326,150 ordinary shares, par value 0.10 Russian rubles each, as of December 31, 2001

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒                                         No.: ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐                                         Item 18 ☒

Explanatory Note

        On December 4, 2002, Mobile TeleSystems OJSC, or MTS, announced that it would restate its consolidated financial statements for the year and three months ended December 31, 2001 and the first and second quarters of 2002.

        The restatement relates primarily to the allocation of purchase prices for MTS' 2001 acquisitions of Telecom XXI, ReCom and Telecom 900. As a result of a review of its financial statements by MTS management, MTS has restated approximately $21 million previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense, as well as certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.

        Additionally, MTS has reclassified an impairment charge related to its investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the US GAAP presentation requirements. As a result, the accompanying 2001 consolidated financial statements have been restated from the amounts previously reported.

        The combined effect of the above changes is a reduction in the Company's reported net income by $1.5 million for the year ended December 31, 2001.

        This Form 20-F/A amends Items 3, 4, 5 and 18 of the Form 20-F filed by MTS on June 28, 2002 (the "Form 20-F") as follows:

  •
  Item 3 "Key Information—A. Selected Financial Data," and Item 5 "Operating and Financial Review and Prospects—A. Operating Results—Results of Operations" each amend in their entirety the corresponding sections of our Form 20-F to provide information regarding the effect of the restatement on our results of operations for the year ended December 31, 2001;

  •
  Item 4 "Information on Our Company—B. Business Overview" amends EBITDA and EBITDA margin figures that have changed due to the restatement;

  •
  Item 5 "Operating and Financial Review and Prospects—A. Operating Results—Restatement" is amended to include a description of the restatement; and

  •
  Item 18 is amended to include our consolidated financial statements for the years ended December 31, 2000 and our restated consolidated financial statements for the year ended December 31, 2001, each as audited by Deloitte & Touche.

        Other than as set forth above, this 20-F/A does not amend, update or restate any other Items or sections of the Form 20-F.

        Information regarding the effect of the restatement on MTS' results of operations for the fiscal year ended December 31, 2001 is provided in Item 5 "Operating and Financial Review and Prospects—A. Operating Results—Restatement" of this amendment and in Note 28 to the consolidated financial statements included in Item 18 of this amendment. This Form 20-F/A does not amend, update or restate any other section or Items of the Form 20-F.

PART I

Item 3.    Key Information

A. Selected Financial Data

        The selected financial data below shows our historical financial information at December 31, 1997, 1998, 1999, 2000 and 2001 and for the years then ended. This information is derived from our audited financial statements. The Company's financial statements for the year ended December 31, 2001 have been restated.

        The selected financial data should be read in conjunction with the Consolidated Financial Statements and "Item 5. Operating and financial review and prospects" included in this document.

	Years Ended December 31,
	1997	1998	1999	2000	2001 (as restated)(19)
	(Amounts in thousands, except earnings per share, industry and operating data and ratios)
Statement of operations data:
Net revenues:
Service revenues(1)	$188,223	$313,282	$314,568	$484,469	$830,308
Connection fees	4,750	8,697	12,755	14,885	21,066
Equipment sales	15,435	16,344	31,004	36,358	41,873

Total net revenues	208,408	338,323	358,327	535,712	893,247
Cost of services and products:
Interconnection and line rental	25,864	43,617	38,958	41,915	75,278
Roaming expenses	7,542	13,223	21,725	41,178	68,387
Cost of equipment	15,537	14,658	29,932	39,217	39,828

Cost of services and products	48,943	71,498	90,615	122,310	183,493
Operating expenses(2)	41,273	67,470	74,612	110,242	134,598
Sales and marketing expenses	9,554	15,657	23,722	76,429	107,729
Depreciation and amortization	14,757	19,629	53,766	87,684	133,318
Impairment of investment	—	—	—	—	10,000

Net operating income	93,881	164,069	115,612	139,047	324,109
Currency exchange and translation loss(3)	1,389	25,125	3,238	1,066	2,264
Other expenses (income):
Interest income	(1,086)	(2,181)	(801)	(7,626)	(11,829)
Interest expenses, net of amounts capitalized(4)	756	8,302	11,805	11,335	6,944
Other expenses (income), net	3,773	4,838	(829)	(502)	108
Total other expenses (income), net	3,443	10,959	10,175	3,207	(4,777)
Income before provision for income taxes and minority interest	89,049	127,985	102,199	134,774	326,622
Provision for income taxes	29,409	62,984	18,829	51,154	97,461
Minority interest in net (loss) income	—	(1,027)	(2,291)	(6,428)	7,536

Net income before cumulative effect of a change in accounting principle, and extraordinary gain	59,640	66,028	85,661	90,048	221,625
Cumulative effect of a change in accounting principle, net of income taxes of $9,644	—	—	—	—	(17,909)
Extraordinary gain on repayment of debt, net of income taxes of $667	—	—	—	—	2,113

Net income	$59,640	$66,028	$85,661	$90,048	$205,829

Dividends paid	$3,777	$9,624	$11,224	$14,425	$2,959

Earnings per share, basic and diluted:
Net Income before change in accounting and extraordinary gain	$0.049	$0.047	$0.052	$0.050	$0.112
Change in accounting principle	—	—	—	—	(0.009)
Extraordinary gain in repayment of debt	—	—	—	—	0.001

Net Income	$0.049	$0.047	$0.052	$0.050	$0.104

Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	$54,006	$59,439	$78,258	$93,108	$223,738
Pro forma earnings per share giving effect to the change in accounting principle, had it been applied retroactively	$0.044	$0.043	$0.048	$0.052	$0.113
Other data:
EBITDA(5)	$103,476	$154,762	$169,260	$232,595	$422,746
EBITDA margin(6)	49.7%	45.7%	47.3%	43.4%	47.3%
Adjusted EBITDA(5)(7)	94,809	144,625	157,871	236,967	447,519
Adjusted EBITDA margin(5)(7)(8)	45.5%	42.8%	44.1%	44.2%	50.1%
Cash provided by operating activities	90,523	103,486	116,801	190,914	338,201
Cash used in investing activities	(71,351)	(122,051)	(115,184)	(423,349)	(441,523)
Cash provided by (used in) financing activities	28,253	(9,624)	(11,557)	298,543	247,592
Capital expenditures	71,351	103,132	118,338	224,898	441,200
Consolidated balance sheet data:
Cash and cash equivalents	$52,664	$20,884	$10,000	$75,828	$219,629
Short-term investments	—	—	—	170,000	85,304
Total assets	252,519	614,165	682,047	1,101,332	1,727,492
Total debt (long-term and short-term)(9)	48,061	110,155	112,123	52,773	325,840
Total shareholders' equity:	113,280	269,942	343,724	801,084	1,018,279
including capital stock	46,800	49,276	49,276	40,352	40,352
Key financial ratios:
Total debt/EBITDA(18)	0.5x	0.7x	0.7x	0.2x	0.8x
EBITDA/interest expense(18)	136.9x	18.6x	14.3x	20.5x	60.9x
Total debt/adjusted EBITDA(18)	0.5x	0.8x	0.7x	0.2x	0.7x
Adjusted EBITDA/interest expense(18)	125.4x	17.4x	13.4x	20.9x	64.4x
Ratio of earnings to fixed charges(10) (18)	21.2x	14.4x	8.8x	12.0x	48.1x
Key industry data:
Estimated population in Russia (millions)(11)	146.7	146.3	145.6	144.8	146
Russian cellular subscribers (end of period, thousands)(12)	481	718	1,360	3,400	8,040
Industry penetration(12)	0.3%	0.5%	0.9%	2.3%	5.5%
Cellular subscribers—Moscow region (end of period, (thousands)(12)	224	328	751	1,996	4,080
Moscow region penetration(12)	1.5%	2.2%	5.0%	13.3%	27.0%
MTS operating data:(13)
MTS—total subscribers (end of period, thousands)(14)	59	114	307	1,194	2,650
MTS share of total Russian subscribers (end of period)	12.2%	15.9%	22.6%	35.1%	33%
MTS—subscribers in Moscow and Moscow region (end of period, thousands)	59	113	299	1,106	2,035
MTS share of subscribers in Moscow and Moscow region (end of period)	26%	35%	40%	55%	50%
Average monthly usage per subscriber (minutes)(15)	313	384	224	151	157
Average monthly revenue per subscriber (in U.S. dollars)(16)	409	302	124	54	36
Churn rate(17)	22.5%	31.2%	20.8%	21.6%	26.8%

Notes:

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Guest roaming fees were $38.9 million, $56.5 million, $44.0 million, $43.2 million and $52.6 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(2)
Operating expenses include taxes (other than Russian income taxes), primarily revenue and property-based taxes, of $8.9 million, $16.5 million, $15.6 million, $26.9 million and $25.3 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(3)
On a day-to-day basis, we are exposed to exchange losses on cash balances and other monetary assets and liabilities denominated in rubles. See Note 2 to our consolidated financial statements included elsewhere in this document.

(4)
Capitalized interest expenses were $3.5 million, $1.2 million, $1.3 million, $0.9 million and $nil for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(5)
EBITDA, which represents income before provision for income taxes, interest, depreciation and amortization, should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is a relevant measurement utilized by the cellular industry to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies.

(6)
"EBITDA margin" represents EBITDA as a percentage of net revenues.

(7)
"Adjusted EBITDA" represents EBITDA plus change in accounting for subscriber acquisition costs and the extraordinary gain on debt repayment. See our consolidated financial statements included elsewhere in this document.

(8)
"Adjusted EBITDA margin" represents adjusted EBITDA as a percentage of net revenues.

(9)
Includes bank loans, equipment financing and capital lease obligations.

(10)
Represents "earnings" divided by "fixed charges." "Fixed charges" are defined as the sum of interest expensed and capitalized and amortized capitalized expenses related to indebtedness. "Earnings" are defined as the result of adding income before provision for income taxes and minority interest, fixed charges, amortization of capitalized interest, and subtracting interest capitalized.

(11)
Estimated population for the year ended December 31, 2001 is not available; estimated population for these periods is assumed to be equal to estimated population at December 31, 2000.

(12)
Source: Sotovik.

(13)
Source: Sotovik and our data.

(14)
We define a "subscriber" as an individual or organization that has a contract with us for the provision of mobile cellular telecommunication services and whose invoices are not overdue by more than two months. Our subscriber figures exclude those of ReCom until April 2001, when ReCom became a consolidated subsidiary.

(15)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

(16)
We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(17)
We define our "churn rate" or "churn" as the total number of subscribers who cease to be a "subscriber" as defined in note (14) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period.

(18)
The following table presents our pro forma key financial ratios. Pro forma financial ratios have been computed assuming that the issuance of the $300 million notes was consummated as of January 1, 2000, and that we did not capitalize any of the interest expenses related to these notes. Pro forma key financial ratios are calculated without giving any effect to the application of the proceeds of these notes, including in respect of other indebtedness or EBITDA or earnings. Pro forma key financial ratios have been computed by adjusting the corresponding historical key financial ratios to reflect the notes and the incremental interest expense. This incremental interest expense of $34.3 million was computed based on the effective interest rates times the balances of these notes at the end of that period and includes amortization and deferred costs associated with issuance of these notes.

Year Ended December 31, 2001
Pro forma key financial ratios:
Pro forma total debt/EBITDA	0.9x
Pro forma EBITDA/interest expense	10.3x
Pro forma total debt/adjusted EBITDA	0.8x
Pro forma adjusted EBITDA/interest expense	10.9x
Pro forma ratio of earnings to fixed charges(10)	8.1x
(19)
See note 28 of the notes to consolidated financial statements for a description of the adjustments resulting from the restatement.

Item 4.    Information on Our Company

B. Business Overview

        As a result of the restatements, our EBITDA and EBITDA margin for the year ended December 31, 2001 have changed from the amounts disclosed in the table immediately preceding the "Business Strategy" subsection in our Form 20-F. Our EBITDA (in thousands) for the year ended December 31, 2001, which was reported in our Form 20-F as $424,062, as restated, is $422,746. Our EBITDA margin for the year ended December 31, 2001, which was reported in our Form 20-F as 47%, as restated, is 48%.

Item 5.    Operating and Financial Review and Prospects

A. Operating Results

Restatement

        The restatement relates primarily to the allocation of purchase prices for our 2001 acquisitions of Telecom XXI, ReCom and Telecom 900. As a result of a review of our financial statements by our management, we have restated approximately $21 million previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense, as well as certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.

        Additionally, we have reclassified an impairment charge related to our investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the US GAAP presentation requirements. As a result, the accompanying 2001 consolidated financial statements have been restated from the amounts previously reported.

        Significant effects of this restatement were as follows (in thousands except per share amounts):

	As previously reported	Adjustments	As restated
At December 31, 2001:
Property plant and equipment, net	841,308	14,748	856,056
Licenses, net	297,490	(20,541)	276,949
Other intangible assets, net	83,507	738	84,245
Total assets	1,732,547	(5,055)	1,727,492
Deferred taxes	72,192	(4,687)	67,505
Minority interest	12,999	1,445	14,444
Retained earnings	462,628	(1,537)	461,091
Total liabilities and shareholder's equity	1,732,547	(5,055)	1,727,492
For the year ended December 31, 2001:
Depreciation and Amortization	133,143	175	133,318
Net operating income	334,284	(10,175)	324,109
Total other expense (income), net	5,223	(10,000)	(4,777)
Income before provision for income taxes and minority interest	327,190	(568)	326,622
Provision for Income Taxes	97,414	47	97,461
Minority Interest	6,614	922	7,536
Net income	207,366	(1,537)	205,829
Earnings per share — net income (basic and diluted)	0.105	(0.001)	0.104

Results of Operations

        The following table sets forth, for the periods indicated, the percentages that certain operations contribute to revenues.

	Year Ended December 31,
	1999	2000	2001 Restated
Statement of Operations Data:
Net revenues:
Service revenues, net(1)	87.8%	90.4%	93.0%
Connection fees	3.6	2.8	2.3
Equipment sales	8.6	6.8	4.7

Total net revenues	100.0%	100.0%	100.0%

Cost of services and products:
Interconnection and line rental	10.9%	7.8%	8.4%
Roaming expenses	6.1	7.7	7.7
Cost of equipment	8.3	7.3	4.4

Cost of services and products	25.3	22.8	20.5
Operating expenses(2)	20.8	20.5	15.1
Sales and marketing expenses	6.6	14.3	12.1
Depreciation and amortization	15.0	16.4	14.9
Impairment of investment	—	—	1.1

Net operating income	32.3	26.0	36.3
Currency exchange and translation losses (gain)(3)	0.9	0.2	0.3
Other expenses (income):
Interest income	(0.2)	(1.4)	(1.3)
Interest expenses, net of amounts capitalized	3.3	2.1	0.8
Other (income) expenses, net	(0.2)	(0.1)	0.0

Total other expenses (income), net	2.9	0.6	(0.5)
Income before provision for income taxes and minority interest	28.5	25.2	36.6
Provision for income taxes	5.2	9.5	10.9
Minority interest in net (loss) income	(0.6)	(1.2)	0.8
Net income before cumulative effect of a change in accounting principle and extraordinary gain	23.9%	16.9%	24.8%
Cumulative effect of a change in accounting principle, net of income taxes	—	—	(2.0)
Extraordinary gain on debt repayment, net of income taxes	—	—	0.2

Net income	23.9%	16.9%	23.0%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for guest roamers utilizing our network. Guest roaming fees represented 12.3% of our revenues in 1999, 8.1% in 2000, and 6.7% in 2001, respectively.

(2)
Operating expenses, including taxes (other than Russian income taxes) and primarily revenue and property-based taxes, represented 4.4% of our revenues in 1999, 5.0% in 2000, and 2.8% in 2001, respectively.

(3)
On a day-to-day basis, we are exposed to exchange losses on cash balances denominated in rubles and other monetary assets and liabilities. (See Note 2 to our consolidated financial statements as of December 31, 2001 included elsewhere in this document.).

  Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

        Revenues for the year ended December 31, 2001 increased to $893.2 million compared to 535.7 million for the year ended December 31, 2000, primarily due to significantly increased number of subscribers (see "A.—Overview" above in this section) and minutes of use, slightly offset by a decrease in certain tariffs and equipment sales. For the year ended December 31, 2001 service revenues increased by $345.8 million and connection fees increased by $6.2 million compared to the year ended December 31, 2000 due to growth in the number of subscribers. Equipment revenues increased by $5.5 million for the year ended December 31, 2001 compared to the year ended December 31, 2000 due to increased volume offset by decreased average selling price of handsets.

        Cost of services and products for the year ended December 31, 2001 increased to $183.5 million from $122.3 million for the year ended December 31, 2000. Increases in the cost of services and products were primarily due to an increase of $60.6 million in payments to other operators for interconnection, line rental and roaming, as a result of volume increases, while cost of equipment remained relatively consistent at $39.8 million due to lower level of equipment sales. Cost of services and products as a percentage of revenues decreased by 2.3%, due to subscriber growth that was not materially offset by a decrease in tariffs, and our increasing reliance on our own optic-fiber network, which decreased interconnection and line rental expenses per revenue unit.

        Operating expenses for the year ended December 31, 2001 increased to $134.6 million compared to $110.2 million for the year ended December 31, 2000. Increases in operating expenses were primarily due to an increase of $10.7 million in salaries and related social contributions for additional personnel, an increase of $2.2 million in rent expense, an increase of $7.4 million in repair and maintenance expenses. Operating expenses as a percentage of revenues decreased to 15.1% in 2001 from 20.5% in 2000 as personnel cost and costs related to expansion of the network per revenue unit decreased.

        Sales and marketing expenses for the year ended December 31, 2001 increased to $107.7 million compared to $76.4 million for the year ended December 31, 2000, primarily as a result of the significant increase in the level of business activity and the expansion of sales and marketing support infrastructure. During late 2001, we increased our expenditures on advertising, marketing and other customer-related activities in response to increased competition to accelerate subscriber growth and to increase market penetration. Sales and marketing expenses as a percentage of revenues decreased from 14.3% in 2000 to 12.1% in 2001.

        Depreciation and amortization of network equipment, telephone numbering capacity, license costs and goodwill for the year ended December 31, 2001 increased to $133.3 million, compared to $87.7 million for the year ended December 31, 2000. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs and goodwill recognized in the acquisitions of Rosico and RTC. Nevertheless, as a percentage of total revenues, depreciation and amortization for the year ended December 31, 2001 decreased to 14.9% from 16.4% for the year ended December 31, 2000.

        Impairment of investment was $10 million for the year ended December 31, 2001 versus $nil for the year ended December 31, 2000. This charge is the result of the determination by the Company that the investment in Belarus will not be recoverable.

        Operating income for the year ended December 31, 2001 increased to $324.1 million, compared to $139.0 million for the year ended December 31, 2000, and operating income as a percentage of revenues for 2001 increased to 36.3% from 26.0% for 2000, as a result of the foregoing factors.

        Loss on foreign currency exchange for the year ended December 31, 2001 increased to $2.3 million, compared to $1.1 million for the year ended December 31, 2000. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debt" and "Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk."

        Interest expense for the year ended December 31, 2001 decreased to $6.9 million, compared to interest expense of $11.3 million for the year ended December 31, 2000, due to the full year impact of EBRD debt repayments in October 2000.

        Provisions for income taxes for the year ended December 31, 2001 increased to $97.5 million, compared to $51.2 million for the year ended December 31, 2000. These provisions comprised a current income tax charge of $138.1 million for 2001 and $52.1 million for 2000, and deferred tax benefit $40.6 million for 2001 and $0.1 million for 2000. The reduction in the statutory income tax rate from 35% to 24% resulted in the recognition of a deferred tax benefit of approximately $22 million in 2001. Provisions for income taxes increased to 10.9% of revenues in 2001, compared to 9.5% in 2000, due to reduction of available income tax concessions.

        Net income for the year ended December 31, 2001 increased by $115.8 to $205.8 million, compared to $90.0 million for the year ended December 31, 2000, as a result of the foregoing factors.

        Cumulative effect of a change in accounting principle. During the second quarter of 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through our independent dealers. Prior to the second quarter of 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. From the second quarter of 2001, we now expense subscriber acquisition costs as incurred. The change was made to facilitate the comparison of our results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17.9 million (net of $9.6 million in taxes) was expensed and included in income during the year ended December 31, 2001 (See Note 4 "Accounting Changes" to our consolidated financial statements as of December 31, 2001 included elsewhere in this document).

  Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

        Revenues for the year ended December 31, 2000 increased to $535.7 million compared to $358.3 million for the year ended December 31, 1999, primarily due to significantly increased number of subscribers (see "—Overview" above in this section), minutes of use and equipment sales, slightly offset by a decrease in certain tariffs and connection fee level. For 2000 service revenues increased by $169.9 million, connection fees increased by $2.1 million and equipment revenues increased by $5.4 million compared to 1999 due to growth in the number of subscribers.

        Cost of services and products for 2000 increased to $122.3 million from $90.6 million for 1999. Increases in the cost of services and products were primarily due to an increase of $22.4 million in payments to other operators for interconnection, line rental and roaming, as a result of volume increases, while cost of equipment increased by $9.3 million due to higher equipment sales made at a discount. Cost of services and products as a percentage of revenues decreased by 2.5%, resulting from our increasing reliance on our own optic-fiber network, which decreased interconnection and line rental expenses per revenue unit.

        Operating expenses for 2000 increased to $110.2 million compared to $74.6 million for 1999. Increases in operating expenses were primarily due to an increase of $15.9 million in salaries and related social contributions for additional personnel, including $5.3 million in expenses associated with management stock bonus plan, an increase of $11.2 million in taxes other than income (e.g. taxes based on revenue and property taxes), an increase of $8.7 million in general and administrative expenses, and an increase of $3.2 million in rent of technical premises for network equipment. Operating expenses as a percentage of revenues decreased to 20.5% in 2000 from 20.8% in 1999.

        Sales and marketing expenses for 2000 increased to $76.4 million compared to $23.7 million for 1999, primarily as a result of the significant increase in the level of business activity and the expansion of sales and marketing support infrastructure. Based on our accounting policy, we capitalize subscriber acquisition costs only to the extent of any revenues that have been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service. During 2000, as a result of additions of new subscribers, we incurred approximately $30 million of direct subscriber acquisition costs in excess of related connection fees. To comply with our accounting policy, we have expensed approximately $30 million of subscriber acquisition costs in addition to regular amortization of this expense included as a component of sales and marketing expense. Additionally, during 1999, we increased our expenditures on advertising, marketing and other customer-related activities in response to increased competition to accelerate subscriber growth and to increase market penetration. Sales and marketing expenses as a percentage of revenues increased from 6.6% in 1999 to 14.3% in 2000.

        Depreciation and amortization of network equipment, telephone numbering capacity, license costs and goodwill for 2000 increased to $87.7 million, compared to $53.8 million for 1999. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs and goodwill recognized in the acquisitions of Rosico and RTC. Accordingly, as a percentage of total revenues, depreciation and amortization for 2000 increased to 16.4% from 15.0% for 1999.

        Operating income for 2000 increased to $139.0 million, compared to $115.6 million for 1999, and operating income as a percentage of revenues for 2000 decreased to 26.0% from 32.3% for 1999, as a result of the foregoing factors.

        Loss on foreign currency exchange for 2000 decreased to $1.1 million, compared to $3.2 million for 1999, primarily as a result of the stabilization of the ruble in terms of the U.S. dollar. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future.

        Net interest expense for 2000 was $3.7 million, compared to net interest expense of $11.0 million for 1999. In addition, we capitalized interest expenses totaling $0.9 million for 2000 and $1.3 million for 1999 related to borrowings used to construct our network.

        Provisions for income taxes for 2000 increased to $51.1 million, compared to $18.8 million for 1999. These provisions comprised a current income tax charge of $52.1 million for 2000 and $36.5 million for 1999, and deferred tax benefit of $0.9 million for 2000 and $17.6 million for 1999, which arose due to the temporary differences between the basis of computing income under Russian tax legislation and U.S. GAAP. Provisions for income taxes increased to 9.5% of revenues for 2000, compared to 5.3% in 1999. Provisions for income taxes increased to 38.0% as a percentage of income before provision for income taxes and minority interest for 2000, compared to 18.4% for 1999. This difference is due to the recognition of a deferred tax benefit in 1999 as a result of the decrease in the statutory income tax rate from 35% to 30% starting from April 1, 1999, and the recognition of a deferred tax liability in 2000 as a result of the increase in the statutory income tax rate from 30% to 35% starting from January 1, 2001. (See Note 17 to our consolidated financial statements included elsewhere in this document.)

        Net income for the year ended December 31, 2000 increased 5.0% to $90.0 million, compared to $85.7 million for the year ended December 31, 1999, as a result of the foregoing factors.

PART III

Item 18.    Financial Statements

(1)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this amended Annual Report on Form 20-F/A solely for the purpose of including the opinion of Arthur Andersen ZAO on our financial statements for the year ended December 31, 1999. Our financial statements for the fiscal years ended December 31, 2000 and 2001 have been audited by and are reported on by Deloitte & Touche under the heading "Independent Auditors' Report" on page 13 below. The Report of Independent Public Accountants set forth on page 14 below is a copy of the original audit report dated April 18, 2002 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 28, 2002, and has not been reissued by Arthur Andersen ZAO since that date. Arthur Andersen ZAO reported on such financial statements prior to the restatements discussed in Note 28.

(2)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this amended Annual Report on Form 20-F/A solely for the purpose of including the opinion of Arthur Andersen ZAO on our consolidated statement of changes in shareholders' equity for the year ended December 31, 1999. Our consolidated statements of shareholders' equity for the years ended December 31, 2000 and 2001 have been audited and are reported on by Deloitte & Touche under the heading "Independent Auditors' Report" on page 13 below. The Report of Independent Public Accountants set forth on page 57 below is a copy of the original audit report dated March 19, 2001 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 29, 2001, and has not been reissued by Arthur Andersen ZAO since that date.

(3)
The referenced Auditors' Report is a copy of a report previosly issued by Arthur Andersen on the financial statements of Mobile TeleSystems Finance S.A. which has not been reissued by Arthur Andersen.

Independent Auditors' Report

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of December 31, 2001 and 2000, and each of the three years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 18, 2002. Those auditors reported on the financial statements prior to the restatement discussed in Note 28.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 28 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 2001 have been restated

        As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for subscriber acquisition costs in 2001.

Deloitte and Touche

Moscow, Russia

December 5, 2002

        THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN ZAO WHICH HAS CEASED OPERATIONS. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN ZAO. ARTHUR ANDERSEN ZAO REPORTED ON SUCH FINANCIAL STATEMENTS PRIOR TO THE RESTATEMENT DISCUSSED IN NOTE 28.

Report of Independent Public Accountants

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
April 18, 2002

MOBILE TELESYSTEMS
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	December 31 2001
		Restated (See Note 28)
CURRENT ASSETS:
Cash and cash equivalents (Note 7)	$75,828	$219,629
Short-term investments (Note 8)	170,000	85,304
Trade receivables, net (Note 9)	15,817	24,258
Accounts receivable, related parties (Note 22)	4,937	2,377
Inventory, net (Note 10)	23,551	26,184
Prepaid expenses	11,268	22,712
VAT receivable	17,741	82,216
Deferred tax asset (Note 19)	2,071	12,040
Other current assets	8,771	8,374

Total current assets	329,984	483,094

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $87,676 and $168,989, respectively (Note 11)	439,307	856,056
LICENSES, net of accumulated amortization of $43,913 and $79,568, respectively (Notes 6 and 25)	204,996	276,949
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $33,648 and $52,953, respectively (Note 12)	57,586	84,245
GOODWILL, net of accumulated amortization of $14,756 and $20,861, respectively (Note 6)	27,984	22,411
SUBSCRIBER ACQUISITION COSTS, net of accumulated amortization of $74,803 and $nil, respectively (Note 13)	27,553	—
DEBT ISSUANCE COSTS, net of accumulated amortization of $900 and $1,209, respectively (Note 1)	450	3,997
INVESTMENTS IN AND ADVANCES TO AFFILIATES	13,472	740

Total assets	$1,101,332	$1,727,492

The accompanying notes to financial statements are an integral part of these statements.

	December 31 2000	December 31 2001
		Restated (See Note 28)
CURRENT LIABILITIES:
Accounts payable, related parties (Note 22)	$5,797	$6,142
Trade accounts payable	37,860	106,068
Deferred connection fees (Note 14)	14,923	21,419
Subscriber prepayments and deposits	44,610	63,741
Debt, current portion (Note 15)	24,000	18,245
Promissory notes payable, current portion (Note 17)	—	580
Capital lease obligation, current portion (Notes 16 and 22)	—	14,401
Income tax payable	15,082	23,078
Accrued liabilities (Note 18)	38,175	51,626
Other payables	2,315	3,357

Total current liabilities	182,762	308,657
LONG-TERM LIABILITIES:
Notes payable, net of discount (Note 15)	—	248,976
Debt, net of current portion (Note 15)	23,305	30,150
Capital lease obligation, net of current portion (Notes 16 and 22)	—	7,696
Promissory notes payable, net of current portion (Note 17)	5,468	5,792
Deferred connection fees, net of current portion (Note 14)	16,630	25,993
Deferred taxes (Note 19)	72,083	67,505

Total long-term liabilities	117,486	386,112

Total liabilities	300,248	694,769

COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	—	14,444
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2000, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 21)	(10,206)	(10,206)
Additional paid-in capital	552,030	555,794
Shareholder receivable	(49,519)	(38,958)
Retained earnings	258,221	461,091

Total shareholders' equity	801,084	1,018,279

Total liabilities and shareholders' equity	$1,101,332	$1,727,492

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31
	1999	2000	2001
			Restated (See Note 28)
NET REVENUES:
Service revenues	$314,568	$484,469	$830,308
Connection fees	12,755	14,885	21,066
Equipment sales	31,004	36,358	41,873

	358,327	535,712	893,247

COST OF SERVICES AND PRODUCTS (including related party amounts of $17,219, $20,040 and $30,537, respectively):
Interconnection and line rental	38,958	41,915	75,278
Roaming expenses	21,725	41,178	68,387
Cost of equipment	29,932	39,217	39,828

	90,615	122,310	183,493

OPERATING EXPENSES (including related party amounts of $9,670, $5,064 and $8,882, respectively and expenses associated with management stock bonus plan of $nil, $5,297 and $nil, respectively) (Note 21 and 23):	74,612	110,242	134,598
SALES AND MARKETING EXPENSES (including related party amounts of $930, $6,400 and $8,707, respectively):	23,722	76,429	107,729
DEPRECIATION AND AMORTIZATION	53,766	87,684	133,318
IMPAIRMENT OF INVESTMENT (Note 24)	—	—	10,000

Net operating income	115,612	139,047	324,109
CURRENCY EXCHANGE AND TRANSLATION LOSSES	3,238	1,066	2,264
OTHER EXPENSES (INCOME) (including related party amounts of $nil, $952 and $2,978, respectively, (Note 22)):
Interest income (Note 8)	(801)	(7,626)	(11,829)
Interest expenses, net of amounts capitalized	11,805	11,335	6,944
Other (income) expenses, net	(829)	(502)	108

Total other expenses (income), net	10,175	3,207	(4,777)
Income before provision for income taxes and minority interest	102,199	134,774	326,622
PROVISION FOR INCOME TAXES (Note 19)	18,829	51,154	97,461
MINORITY INTEREST	(2,291)	(6,428)	7,536

NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	85,661	90,048	221,625
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	—	—	(17,909)
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 15)	—	—	2,113

NET INCOME	$85,661	$90,048	$205,829

Weighted average number of shares outstanding	1,634,527,440	1,806,968,096	1,983,359,507
Earnings per share (basic and diluted):
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$0.052	$0.050	$0.112
Cumulative effect of a change in accounting principle	—	—	(0.009)
Extraordinary gain on debt repayment	—	—	0.001
Net income	$0.052	$0.050	$0.104

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Shareholder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	$(70,331)	$181,804	$343,724
Receivable from Sistema:
Increases for interest	—	—	—	—	6,268	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	348,553
Purchase of treasury stock under the stock bonus plan and stock option plan (Note 21)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—
Exercise of stock bonus plan (Note 21)			3,587,987	3,674	(3,661)	—	—	13
Non-cash expense associated with issuance of stock bonus to employees and advisors	—	—	—	—	5,297	—	—	5,297
Net income	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	(49,519)	258,221	801,084

Receivable from Sistema:
Increases for interest	—	—	—	—	3,764	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	14,325	—	14,325
Net income (Restated, see Note 28)	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001 (Restated, see Note 28)	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$555,794	$(38,958)	$461,091	$1,018,279

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	1999	2000	2001
			Restated (See Note 28)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income after cumulative effect on prior years (to December 31, 2000) of a change in accounting principle	$85,661	$90,048	$205,829
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(2,291)	(6,428)	7,536
Depreciation and amortization	53,766	87,684	133,318
Amortization of deferred connection fees	(12,755)	(14,867)	(20,027)
Deferred subscriber acquisition cost	(23,674)	(49,232)	(30,978)
Amortization of deferred subscriber acquisition costs	12,285	53,604	30,978
Cumulative effect of a change in accounting principle	—	—	17,909
Gain on debt extinguishments	—	—	(2,113)
Provision for obsolete inventory	590	2,114	2,543
Provision for doubtful accounts	8,006	2,403	3,219
Provision for other assets	379	—	—
Loan interest accrued	11,809	11,335	5,845
Loan interest paid	(11,431)	(17,850)	(4,068)
Deferred taxes	(17,594)	(932)	(49,302)
Non-cash expenses associated with stock bonus plan	—	5,297	—
Impairment of investments	—	—	10,000
Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	3,435	6,730	(7,181)
(Increase)/Decrease in accounts receivable, related parties	(5,245)	4,223	(3,091)
Increase in inventory	(8,074)	(8,922)	(4,129)
Increase in prepaid expenses	(267)	(1,680)	(8,552)
Increase in VAT receivable	(2,944)	(6,033)	(59,618)
Decrease/(Increase) in other current assets	2,818	(7,363)	1,613
(Decrease)/Increase in accounts payable, related parties	(11,921)	743	1,049
Increase/(Decrease) in trade accounts payable	29,143	(29,801)	20,470
Increase in subscriber prepayments and deposits and deferred connection fees	7,901	43,382	49,980
(Decrease)/Increase in income tax payable	(7,401)	19,787	19,424
Increase in accrued liabilities and other payables	4,605	6,672	17,547

Net cash provided by operating activities	116,801	190,914	338,201

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of UDN-900, net of cash acquired	(180)	—	—
Purchase of ACC, net of cash acquired	(83)	—	—
Purchase of Telecom XXI, net of cash acquired	—	—	(49,680)
Purchase of Telecom 900, net of cash acquired	—	—	(25,665)
Purchase of ReCom, net of cash acquired	—	—	(199)
Purchase of Novitel, net of cash acquired	—	—	13
Purchase of 20% interest in Rosico	—	(16,085)	—
Purchase of 32.5% interest in MSS	—	—	(327)
Purchase of property, plant and equipment	(109,012)	(194,983)	(396,667)
Purchase of intangible assets	(9,326)	(29,915)	(44,533)
Purchases of short term investments	—	(170,000)	(110,000)
Proceeds from sale of short term investments	—	—	195,602
Other non-current assets realized	2,313	—	—
Decrease/(Increase) in investments in and advances to affiliates	1,104	(12,366)	(10,067)

Net cash used in investing activities	(115,184)	(423,349)	(441,523)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	—	348,553	—
Proceeds from issuance of notes, net of underwriter discount	—	—	248,135
Notes issuance cost	—	—	(3,856)
Capital lease obligation principal paid	—	—	(7,947)
Dividends paid	(11,224)	(14,425)	(2,959)
Proceeds from short-term debt	18,000	—	13,577
Loan principal paid	(18,333)	(62,665)	(13,683)
Payments from Sistema	—	27,080	14,325

Net cash (used in) provided by financing activities	(11,557)	298,543	247,592

Effect of exchange rate changes on cash and cash equivalents	(944)	(280)	(469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	(10,884)	65,828	143,801

CASH AND CASH EQUIVALENTS, at beginning of year	20,884	10,000	75,828

CASH AND CASH EQUIVALENTS, at end of year	$10,000	$75,828	$219,629

SUPPLEMENTAL INFORMATION:
Income taxes paid	$59,484	$35,052	$129,418

The accompanying notes to financial statements are an integral part of these statements.

1.    General

Business of the Company

        MTS was created in October 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. Over the recent years the Company has expanded in 44 other regions of Russia.

        MTS was originally registered on October 28, 1993 as a closed joint stock company, and began commercial operations in the middle of 1994.

        In November 1993, MTS was granted a 900 MHz or GSM-900 cellular license for operation in Moscow and the Moscow region. The license gave MTS the exclusive right to operate on the GSM-900 standard for 10 years from the commencement of operations. In June 1998, MTS was granted a new license, which gave MTS the right to operate on the GSM standard up to December 2004, however exclusive operating rights were no longer guaranteed.

        In 1997, MTS was granted GSM-900 cellular licenses for operations in the Tver region as well as the Kostroma region and the Komi Republic (See Note 25 Operating Licenses).

        In 1998, MTS acquired controlling stakes in Rosico (80%) and RTC (100%), both Russian joint stock companies, which hold licenses to operate, respectively, GSM-1800 and GSM-900 cellular networks in Moscow, certain areas in Central and Northern Russia, the Urals and Western Siberia and GSM-900 cellular networks in certain regions in Central Russia. During 2000, MTS purchased the remaining 20% of Rosico stock.

        In 1998 MTS acquired 49.9% of ReCom, a Russian joint stock company. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom from a third party increasing its share in ReCom to 53.9%. ReCom holds GSM-900 licenses for operations in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions of Russia (Note 6 Businesses Acquired).

        In 1999, MTS acquired 51% of Udmurt Digital Network (UDN-900), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Udmurt region, and 100% of Amur Cellular Communications (ACC), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Amursk region.

        In March 2000, MTS acquired a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS purchased an additional 32.5% of MSS stock for approximately $327, increasing its share in MSS up to 83.5% as of December 31, 2001. MSS has License No. 5544 to operate a GSM-900 network in the Omsk region of Russia.

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint stock company, for $49,742. Telecom XXI holds GSM-900/1800 licenses for operations in St. Petersburg and in the following nine Northwestern regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions (Note 6 Business Acquired).

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for $26,812. Telecom-900 is a company holding controlling interests in three Russian regional companies, namely Uraltel (Ekaterinburg) (53.175%), SCS-900 (Novosibirsk) (51%) and FECS-900 (Khabarovsk) (60%) ("the Telecom 900 Group"), which hold GSM licenses for operation in Altai republic, Ekaterinburg, Sverdlovsk, Novosibirsk and Khabarovsk regions of Russia (see also Notes 6 Business Acquired, 11 Property, Plant and Equipment and 16 Capital lease obligations).

        On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint -stock company, for the total amount of $1,426. Novitel is a dealer of mobile phones and accessories in Moscow.

Reorganization

        In March 2000, closed joint stock company Mobile TeleSystems was merged with RTC, MTS' wholly owned subsidiary, to create the open joint stock company Mobile TeleSystems. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

        The accompanying financial statements represent those of open joint stock company Mobile TeleSystems and its legal predecessor, closed joint stock company Mobile TeleSystems. Shares, earnings per share and other per share information have been restated in the accompanying financial statements to give retroactive effect to the capital structure of open joint stock company Mobile TeleSystems.

Initial Public Offering

        In July 2000, the Company issued additional shares in an initial public offering on the New York Stock Exchange. The Company's shares are traded in the form of American Depositary Shares (ADS). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million (see also Note 21 Management Stock Bonus and Stock Option Plans).

Issuance of Notes

        On December 21, 2001 Mobile TeleSystems Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at a price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

Ownership

        As of December 31, 2000 and 2001, MTS' shareholders of record and their respective percentage direct interests were as follows:

Joint Stock Financial Corporation "Sistema" ("Sistema")	34.8%
DeTeMobil GmbH ("DeTeMobil")	36.2%
Vast, Limited Liability Company ("Vast")	3.0%
Invest-Svyaz-Holding, Closed Joint Stock Company	8.0%
ADS Holders	18.0%

100.0%

2.    Russian Environment

General

        Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

Currency Exchange and Control

        Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 and 2001, the Ruble's value fluctuated between 26.9 and 30.3 to 1 US Dollar. As of December 5, 2002, the exchange rate was 31.86 Rubles to 1 US Dollar.

        The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

        MTS's principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Company by increasing its costs in ruble terms. In order to manage against this risk, the Company links its tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this risk management policy is limited, however, as the Company cannot always increase its tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenue in U.S. dollar terms. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately $3.2 million in 1999, approximately $1.1 million in 2000 and $2.3 million in 2001. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Company's financial position and results of its operations.

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

Annual Inflation
2001	18.6%
2000	20.2%
1999	36.5%

        The Company's principal inflation rate risk arises in connection with probable decrease of sales resulting from decrease of customers' demand, as the Company's services may become expensive and exclusive. As substantially all of the Company' costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, as was the case for years prior to 1998 and in 1999, the Company can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Company may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Company's costs and decrease the Company's operating margins.

        Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS' financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country's unstable economy. The financial statements do not include any adjustment that may result from these uncertainties.

Impairment of long-lived assets

        As a result of significant devaluation of the ruble described above, MTS has reassessed the recoverability of its investments in long-lived assets, including property, plant and equipment and intangible assets. MTS' accounting policies require an impairment loss to be recognized whenever a review demonstrates that the book value of a long-lived asset is not recoverable in terms of net undiscounted future cash flows.

        Management has considered several factors in its analysis, including the following:

  •
  the continued use of each significant segment of its existing network,

  •
  investment needed to build up MTS' network in accordance with current operating plans,

  •
  the development of license areas acquired, in particular in relation to value allocated to licenses of Rosico (See Note 25), and

  •
  management's assessment of the current economic situation.

        Based on these factors management has determined that no impairment has occurred in relation to its investment in long-lived assets during the year ended December 31, 2001. However, management believes that it is reasonably possible that its carrying value for Rosico licenses could be significantly affected by the volatility of the Russian economy. Assuming that the Russian economic situation deteriorates over the next few years, the possible impact could be material to MTS' financial position and results of operations.

Taxation

        Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

        In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of MTS' tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of December 31, 2001, substantially all of the tax declarations of MTS for the preceding three years are open to further review.

        Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.    Summary of Significant Accounting Policies

Accounting Principles

        MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and expressed in terms of U.S. dollars.

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of MTS and its subsidiaries in which MTS has a direct controlling interest. All significant intercompany balances and transactions have been eliminated.

        As of December 31, 2000 and 2001, MTS had investments in the following legal entities:

		December 31
	Accounting Method
		2000	2001
Rosico	Consolidated	100.0%	100.0%
ReCom	Equity/Consolidated	49.9%	53.9%
MTS-Komi Republic (MTS-RK)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (MTS-T)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	51.0%	83.5%
MTS-NN	Consolidated	—	65.0%
Telecom XXI	Consolidated	—	100.0%
Telecom-900	Consolidated	—	81.0%
Novitel	Consolidated	—	51%
MTS Finance(1)	Consolidated	—	100%

(1)
Represents beneficial ownership.

        In 2001, minority interest reflects minority shareholders' interests in ReCom, in Telecom—900, in UDN-900 and in Novitel.

Translation methodology

        Translation (remeasurement) of MTS' ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52 "Foreign currency translation," as they relate to hyperinflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the U.S. dollar had been the functional currency.

        Monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Capital contributions at the time of Company formation have been translated at the official rate of 1.01 rubles to 1 U.S. dollar as stated in the MTS Foundation Agreement. Capital contributions at later dates have been recorded at the historical translation rate on the date of the investment. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

Management estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

        Cash represents cash on hand and in MTS' bank accounts and short-term investments having original maturities of less than three months.

Short term investments

        Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts

        MTS provides an allowance for doubtful accounts based on management's periodic review of accounts, including the delinquency of account balances.

Prepaid expenses

        Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

        Inventory, accounted for at lower of cost, on a FIFO basis, or market consists of telephones, accessories and spare parts for equipment.

        Obsolescence reserves are provided based on specific monthly review of significant inventoried items and expensed as cost of services and products.

Value-added taxes

        Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

        VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, plant and equipment

        Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 - 8 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment, computers and software	5 years
Buildings	50 years
Vehicles	4 years

        Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

        Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

Other intangible assets

        Intangible assets represent various purchased software costs (including the billing system), deferred telephone numbering capacity, and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to MTS' charter capital. Deferred telephone numbering capacity costs are being amortized over five to ten years and the rights to use premises are being amortized over ten years. Amortization of deferred numbering capacity costs started immediately upon the purchase of numbering capacity. The billing system and other software costs are amortized over four years. Other intangible assets are being amortized over three to four years. All intangible assets are being amortized using the straight-line method.

License costs

        License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (See Note 6) and (b) licenses granted directly from government organizations which require license payments.

        License costs are amortized, subject to periodic review for impairment, on the straight-line method over the term of the license commencing from the date such license area becomes commercially operational.

Goodwill

        Goodwill represents the purchase price for businesses acquired in excess of the fair value of net assets identified, primarily related to MTS' acquisition of Rosico. Goodwill is amortized on a straight-line basis over seven years. Amortization expense during each of the years ended December 31, 1999, 2000 and 2001 amounted to $6.1 million.

Leasing arrangements

        The Company accounts for leases based on the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases". The Telecom 900 Group leases operating facilities, which include switches, base stations and other cellular network equipment as well as the billing system. All these leases were classified as capital leases.

        The present value of future minimum lease payments at the inception of the lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 54%.

Subscriber acquisition costs

        Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS's independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. Effective 2001, MTS changed its accounting policy and now expenses subscriber acquisition costs as incurred. The change was made to facilitate the comparison of MTS's results with other telecommunication companies (See also Note 4 Accounting Changes).

Investments

        Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20 to 50% and can exercise significant influence but not control are accounted for under the equity method. All investments are made in companies that are not traded in open markets. Management periodically assesses realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value.

Debt issuance costs

        Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

Impairment of long-lived assets

        MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the years ended December 31, 1999, 2000 and 2001, management believes that no such impairments have occurred.

Subscriber prepayments

        In 1998, MTS initiated a program whereby subscribers were required to pay in advance for telecommunications services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded to revenues until the related services have been provided to the subscriber.

Revenue recognition

        Revenues are recognized on an accrual basis, i.e. when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

        MTS categorizes the revenue sources in the statements of operations as follows:

  1.
  Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network and (e) prepaid phone cards.

  2.
  Connection fees.

  3.
  Equipment sales: (a) sales of handsets as part of contracts and (b) sales of accessories.

Subscription fees

        MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value added services fees

        Call fees consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

        Fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, Internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

Pre-paid phone cards

        MTS also sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Company, such as short messages and sending or receiving faxes.

        At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as subscriber deposit. The Company recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card has expired.

Roaming fees

        MTS charges roaming per-minutes fees to other wireless operators for guest roamers utilizing MTS' network. Guest roaming fees were $44,048, $43,214 and $52,639 for the years ended December 31, 1999, 2000 and 2001, respectively.

Connection fees

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Company estimates that the average expected term of the subscriber relationship is three years and one quarter (see also Note 14 Deferred Connection Fees).

Equipment sales

        MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Company recognizes revenues from the handsets and accessories upon the delivery to the customer. These contracts do not require the customer to maintain future service with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

Expense recognition

        Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and maintenance of the network.

        Calls made by subscribers from areas outside of territories are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

        The costs of the handset, whether sold to subscribers through the distribution channel or as part of the contract, are expensed as cost of equipment at the initial signing of the contract. Any discounts provided on the direct sale of the handset and any fees paid to dealer commissions are recorded as a component of sales and marketing expenses.

Taxation

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs

        Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1999, 2000 and 2001 were $11,437, $22,218 and $42,715, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statement of operations.

Earnings per share

        Earnings per share have been determined using the weighted average number of shares outstanding during the year. Basic and diluted earnings per share are equivalent as all potentially dilutive securities have an exercise price in excess of the average stock price during the period. There are 1,856,692 stock options outstanding as of December 31, 2001. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS and RTC in 2000 (See Note 1 General).

Fair value of financial instruments

        The fair market value of financial instruments, consisting of cash and cash equivalents, current receivables, and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the on borrowing rates currently available to the Company for debt with similar terms and average maturities of the outstanding debt at December 31, 2000 and 2001, the fair value of long term debt was equivalent to carrying value. The fair value of variable rate debt and promissory notes is equivalent to their carrying value.

        It is not practical to determine the fair value of MTS's receivable from Sistema and advances to affiliates, due to the current instability in the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

        Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 1999, 2000 and 2001, comprehensive income equaled net income.

Comparative information

        Certain prior year amounts and disclosures have been reclassified to conform to the 2001 presentation.

Segment reporting

        SFAS No. 131 requires that a business enterprise report financial and descriptive information about its reportable operating segments. MTS currently manages its business as one operating segment, and accordingly, does not report segment information. Furthermore, all of MTS' long-lived assets and revenues are derived in Russia.

Recently Adopted Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 133, Accounting for derivative instruments and hedging activities. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the effective portion of the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

        In June 2000 Financial Accounting Standards Board issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. This Statement amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000.

        MTS adopted SFAS 133 effective January 1, 2001. SFAS 133 and SFAS 138 have not had a material effect on MTS' consolidated balance sheet or its results of operations.

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. Upon adoption of SFAS No. 142 on January 1, 2002, the Company reclassified the carrying value of goodwill of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS 142 did not have a significant effect on the results of the Company's operations or its financial position.

        In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

        In October 2001, FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Whilst it supersedes APB Opinion 30 "Reporting the Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

        In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and will become effective for the Company on January 1, 2003. The provisions of SFAS 145 related to the rescission of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002.

4.    Accounting Changes

        Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see also Note 13 Deferred Subscriber Acquisition Costs). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS's independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS's results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17,909 (net of $9,644 in taxes) was expensed and included in income during the year ended December 31, 2001.

        The following pro forma amounts for the years ended December 30, 1999, 2000 and 2001 show the effect of the retroactive application of the new accounting principle for recognition of subscriber acquisition costs.

	December 31
	1999	2000	2001
	(In thousands of U.S. dollars, except per share amounts)
Net income	$78,258	$93,108	$223,738
Earnings per share, basic and diluted	$0.052	$0.050	$0.113

5.    New Investments

        On January 22, 2001 MTS and certain individuals established and registered closed joint stock company Mobile TeleSystems—Nizhny Novgorod (MTS-NN) located in Nizhny Novgorod. MTS's participation in charter capital of MTS-NN is 65%. Charter capital of MTS-NN is 100,000 Rubles (approximately $3.5).

        On December 10, 2001, MTS established MTS Finance (see Note 1 General), a société anonyme organized for unlimited duration under the laws of Luxembourg. MTS Finance has authorized share capital of $125 divided into 1,000 shares with a par value of $125 per share, 999 of which MTS owns directly and one of which MTS beneficially owns through De Luxe Holding S.A. All 1,000 shares are fully paid.

        In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million which has been written off at December 31, 2001 (see Note 24 Impairment of investment in Belarus).

6.    Businesses Acquired

Rosico acquisition

        In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of the issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% controlling interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

        During 2000, MTS completed other acquisitions of Rosico stock that are presented in the table below:

Date of acquisition	Seller	Number of shares	Percentage of ownership	Price per share	Total purchase price
August 2000	Bradleys of London LTD, a subsidiary of Sistema	1,232	7.2%	$5.8401	$7,195
September 2000	MGTS, a subsidiary of Sistema	392	2.3%	5.8674	2,300
December 2000	Siemens AG	1,710	10.0%	3.5614	6,090
December 2000	DeTeMobil	86	0.5%	5.8140	500

	Total	3,420	20.0%	—	$16,085

        As of December 31, 2001 MTS owned 100% interest of Rosico.

Purchase of Mobilnye Sistemy Svyasi

        In March 2000, MTS acquired for approximately $15 a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS acquired an additional 32.5% of MSS stock for approximately $327, increasing its ownership percentage to 83.5% as of December 31, 2001. MSS has license No. 5544 to operate a GSM-900 network in the Omsk Region of Russia. At the time of acquisition, MSS had approximately 3,000 subscribers.

ReCom Acquisition

        In 1998 MTS acquired 49.9% of ReCom, a Russian joint stock company for $11. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom for $1,000 increasing its share in ReCom up to 53.9%. The ReCom acquisition was accounted for using the purchase method of accounting.

        During 2000 and 2001, MTS acted as the general contractor for the construction of ReCom's network. During these years, MTS delivered to ReCom network equipment, at its amortized historical cost, in the amount of $19,516. In connection with this, on January 31, 2000, ReCom issued 773 bonds to MTS, convertible under certain circumstances into common stock of ReCom. These bonds have maturities varying from 2003 to 2005. In June 2001, MTS redeemed 27 of these bonds and received approximately $500 of cash. If MTS were to exercise conversion options in full, it would become holder of up to 73.6% of the outstanding common stock of ReCom. The amount of convertible bonds and all other intercompany transactions and balances were eliminated in MTS's consolidated financial statements as of December 31, 2001.

Telecom XXI Acquisition

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint stock company, for $49,742. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$849
Non-current assets	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)

Purchase price allocation	$49,742

Telecom-900 Acquisition

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for $26,812 from Sistema. Telecom-900 acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price allocation	$26,812

Novitel Acquisition

        On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint-stock company, for the total amount of $1,426. Novitel acquisition was accounted for using the purchase method of accounting. The purchase price was allocated at the purchase date as follows:

Current assets	$1,312
Non-current assets	558
Other	533
Current liabilities	(57)
Non-current liabilities	(62)
Minority interest	(858)

Purchase price allocation	$1,426

Pro Forma Results of Operations (unaudited)

        The following unaudited pro forma financial data for the years ended December 31, 2000 and 2001 give effect to the acquisitions of ReCom, Telecom XXI, Telecom 900 and Novitel as if they had occurred at the beginning of the respective years.

	December 31
	2000	2001
	(In thousands of U.S. dollars except per share amounts)
Net revenues	$563,048	$931,704
Net operating income	147,986	338,740
Net income	95,161	211,184
Earnings per share, Basic and Diluted	$0.053	$0.107

7.    Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Rubles	$9,950	$15,282
U.S. dollar deposits	50,607	195,000
U.S. dollars current accounts	14,999	7,578
Other	272	1,769

Total cash and cash equivalents	$75,828	$219,629

8.    Short Term Investments

        Short-term investments, denominated in US dollars, as of December 31, 2001 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2001
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			304

Total Short-term investments			$85,304

        Short-term investments, denominated in US dollars, as of December 31, 2000 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2000
OJSC Moscow Bank of Reconstruction and Development	6.0%	August 31, 2001	$30,000
OJSC Moscow Bank of Reconstruction and Development	5.8%	March 31, 2001	20,000
Sberbank	9.5%	September 11, 2001	60,000
Sberbank	9.1%	September 11, 2001	60,000

Total Short-term investments			$170,000

        Interest income for the years ended December 31, 1999, 2000 and 2001 amounted to $nil, $7,626 and $11,829, respectively. Interest receivable as of December 31, 2000 and 2001 amounted to $2,988 and $388, respectively, and is recorded as other current assets.

9.    Trade Receivables

        Trade receivables as of December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Accounts receivable, subscribers	$9,280	$19,091
Accounts receivable, roaming	8,356	10,345
Allowance for doubtful accounts	(1,819)	(5,178)

Trade receivables, net	$15,817	$24,258

        The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

	December 31
	1999	2000	2001
Balance, beginning of year	$19,610	$5,395	$1,819
Balance of business acquired	—	—	140
Provision for doubtful accounts	8,006	2,403	3,219
Accounts receivable written off	(22,221)	(5,979)	—

Balance, end of year	$5,395	$1,819	$5,178

10.  Inventory

        MTS' inventory as of December 31, 2000 and 2001 was comprised as follows:

	December 31
	2000	2001
Spare parts for base stations	$8,469	$10,795
Handsets and accessories	16,363	11,712
Other inventory	1,656	9,157
Provision for obsolescence	(2,937)	(5,480)

Inventory, net	$23,551	$26,184

        Obsolescence expense during the year ended December 31, 1999, 2000 and 2001 amounted to $590, $2,114 and $2,543, respectively, and was included in operating expenses in the accompanying statements of operations.

11.  Property, Plant and Equipment

        The net book value of property, plant and equipment as of December 31, 2000 and 2001 was comprised as follows:

	December 31
	2000	2001
Network and base station equipment (including leased network and base station equipment of $nil and $32,248, respectively)	$387,664	$616,699
Leasehold improvements	6,720	7,233
Office equipment, computers and software (including leased office equipment, computers and software of $nil and $1,824, respectively)	21,134	42,340
Buildings	12,301	37,412
Vehicles	2,725	4,931

Property, plant and equipment, at cost	430,544	708,615
Accumulated depreciation	(87,676)	(158,994)
Accumulated depreciation on leased property	—	(9,995)
Equipment for installation	61,214	263,483
Construction in progress	35,225	52,947

Property, plant and equipment, net	$439,307	$856,056

        All leased property, plant and equipment relate to Telecom 900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leased property, plant and equipment in 2000.

        Depreciation expenses during the years ended December 31, 1999, 2000 and 2001 amounted to $24.8 million, $39.9 million and $73.9 million, respectively, including depreciation expenses for lease property, plant and equipment in the amount of $nil, $nil and $1,589, respectively.

12.  Intangible Assets

        Intangible assets at December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Numbering capacity	$55,177	66,203
Rights to use premises	20,877	24,380
Software and other	15,180	46,615

	91,234	137,198
Accumulated amortization	(33,648)	(52,953)

Total intangible assets, net	$57,586	$84,245

        As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over periods of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. For contracts wherein the terms of use are unlimited, MTS amortizes such costs over ten years.

        The principal component of MTS' right to use premises was obtained in the form of contributions to its original capital in 1993. These premises included MTS' administrative offices and facilities utilized for mobile switching centers.

        Amortization expense during the years ended December 31, 1999, 2000 and 2001 amounted to $7.1 million, $12.9 million and $17.5 million, respectively.

13.  Deferred Subscriber Acquisition Costs

        Deferred subscriber acquisition costs for the years ended December 31, 2000 and 2001 were as follows:

	December 31
	2000	2001
Balance at beginning of year	$31,925	$27,553
Payments made and deferred during the year	49,232	30,978
Amounts amortized and recognized as expenses during the year	(53,604)	(58,531)

Balance at end of year	$27,553	—

        Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see Note 4 Accounting Changes). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS's results with other telecommunication companies.

14.  Deferred Connection Fees

        Deferred connection fees for the years ended December 31, 2000 and 2001 were as follows:

	December 31
	2000	2001
Balance at beginning of year	$24,622	$31,553
Payments received and deferred during the year	21,798	35,886
Amounts amortized and recognized as revenue during the year	(14,867)	(20,027)

Balance at end of year	$31,553	$47,412

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

15.  Debt

The Notes

        On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

        These notes are subject to certain restrictive covenants including, but not limited to, maintenance of ratio of debt to consolidated cash flows, as defined, limitations on the incurrence of additional indebtedness, limitations on the Company's ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson Debt Restructuring

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. The amounts advanced under the agreement bear interest of LIBOR plus 4% (6.8% at December 31, 2001), the overdue amount bears interest at a rate of an additional 6% per annum.

        Concurrent with the Company's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001. The Company will record interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2001, Sistema has made payments to Rosico under this obligation in the amount of $41,405 of which $28,897 is repayable in the form of long-term, ruble-denominated promissory notes with 0% interest.

        At December 31, 2000 and 2001, $42 million and $34.7 million were outstanding, respectively, under the Ericsson Loan at an interest rate then in effect of 10.0% and 6.5%, respectively. Interest payable on the Ericsson Loan as of December 31, 2000 and 2001 is $431 and $219, respectively, and is included in accrued liabilities.

        On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments.

        The following table presents a schedule by years of principal amount repayments as of December 31, 2001:

December 31 2001
Payments due in the year ended December 31
2002	$4,500
2003	6,750
2004	8,550
2005	11,700
2006	3,150

$34,650

Dresdner credit facility

        In July 1999, MTS entered into a rollover credit facility with "BNP—Dresdner Bank" ("Dresdner Bank") for the purpose of financing working capital. The credit facility in the amount up to $12 million was granted to MTS with the final repayment date no later than July 2, 2002. The amount advanced under the agreement bears interest of LIBOR plus 2.5% (5.3% at December 31, 2001) per annum. Default interest is 12% per annum. As of December 31, 2000 and 2001, there were no amounts outstanding on this facility.

Dresdner Bank Credit Facility to Telecom XXI

        In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% (6% at December 31, 2001) per annum. Any overdue amount currently bears interest at a rate of 12% per annum. At December 31, 2001 $3 million was outstanding under this agreement and is included in the current portion of long term debt.

International Moscow Bank Credit Facility to Telecom XXI

        In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and will bear interest of LIBOR plus 3.1% (5.9% at December 31, 2001) per annum. Any overdue amount bears interest at a rate of 7.9% per annum. At December 31, 2001 $10 million was outstanding under this agreement and is included in the current portion of long term debt.

Inkombank Credit Facility to MSS

        In August 1997, MSS entered into a credit facility with OJSC "AB Inkombank" ("Inkombank") for the purposes of financing GSM-900 network development. A credit facility in the amount of up to $12 million was granted to MSS with a final repayment date no later than March 31, 2002. The amount advanced under the agreement bears interest of 16% per annum.

        During December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113, net of taxes of $667, upon the extinguishment.

16.  Capital lease obligations

        The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2001:

December 31
2001
Payments due in the year ended December 31
2002	$16,017
2003	7,779
2004	2,002
2005	198

Total minimum lease payments (undiscounted)	25,996
Less: Amount representing interest	(3,899)

Present value of net minimum lease payments	22,097
Less current portion of lease payable	(14,401)

Non-current portion of lease payable	$7,696

        All leased property, plant and equipment relate to Telecom 900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leases payable as of December 31, 2000.

        For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2001 see Note 22 Related Parties.

17.  Promissory Notes Payable

        Promissory notes primarily represent MSS' outstanding notes payable to Motorola Inc. for delivery and installation of GSM-900 cellular equipment in the Omsk region. Promissory notes in the amount of $5.4 million were issued in April 1999. These promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. Promissory notes and the associated interest are to be repaid in regular installments starting from February 2002 up to May 2004. As of December 31, 2001 the amount of these promissory notes payable was $6,766, which represented the principal and accrued interest. The payments on these notes are due as follows:

2002	$818
2003	3,162
2004	2,786

Total principal and accrued interest	$6,766

18.  Accrued Liabilities

        Accrued liabilities at December 31, 2000 and 2001, were comprised as follows:

	December 31
	2000	2001
VAT	$21,345	$31,213
Taxes other than income	10,816	13,781
Interest	1,909	1,636
Other accruals	4,105	4,996

Total accrued liabilities	$38,175	$51,626

19.  Income Tax

        MTS' provision for income taxes is as follows for the respective periods ended:

	December 31
	1999	2000	2001
Current provision for income taxes	$36,423	$52,086	$138,092
Deferred benefit for income taxes	(17,594)	(932)	(40,631)

Total	$18,829	$51,154	$97,461

        MTS' statutory income tax rate in 1998 was 35%. From April 1, 1999, MTS' statutory income tax rate was 30% as a result of changes in Russian legislation. This reduction in the statutory income tax rate resulted in the recognition of a deferred tax benefit of approximately $15 million in 1999. From January 1, 2001, MTS' statutory income tax rate is 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate will be 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the respective periods ended:

	December 31
	1999	2000	2001
Statutory income tax rate for year	30%	30%	35%
Adjustments:
Effect from realization of benefits previously reserved	(7.7)	—	—
Expenses not deductible for Russian statutory taxation purposes	23.9	17.4	13.6
Tax allowance generated from investment in infrastructure	(16.7)	(18.2)	(8.3)
Effects of increase in income tax rate	—	7.0	—
Effects of decrease in income tax rate	(18.6)	—	(6.6)
Other	7.5	1.8	(3.9)

Effective income tax rate	18.4%	38.0%	29.8%

        Unused credits may not be carried forward under Russian tax legislation. Accordingly, income tax credits are reflected in MTS' financial statements only to the extent, and in the year in which the credits are utilized.

        Temporary differences between the Russian statutory accounts and these financial statements give rise to the following deferred tax assets and liabilities at December 31, 2000 and 2001:

	December 31
	2000	2001
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Allowance for doubtful accounts	$671	$1,130
Deferred revenue and expenses	1,401	10,910
Loss carry forward (Rosico and MSS)	12,823	14,709
Other	4,865	11,183

	19,760	37,932
Reserve for deferred tax assets	(17,689)	(25,892)

Total deferred tax assets	$2,071	$12,040

Deferred tax liabilities
Licenses acquired (Note 4)	(72,083)	(66,745)
Other	—	(760)

Total deferred tax liabilities	(72,083)	(67,505)

Net deferred tax (liability)	$(70,012)	$(55,465)

        As of December 31, 2000 and 2001, Rosico and MSS were entitled to loss carry forwards in the amounts of $36,638 and $61,286, respectively. These loss carry forwards resulted in a deferred tax asset for the years ended December 31, 2000 and 2001 in the amounts of $12,823 and $14,709, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. Due to uncertainties with regards to Rosico's and MSS's ability to realize this benefit, a valuation reserve was provided for the entire amount.

20.  Shareholders' Equity

        In accordance with Russian statutory accounting regulations, earnings available for dividends are limited to profits, denominated in rubles, after certain deductions. At December 31, 2000 and 2001 retained earnings which are distributable under Russian legislation totaled 136 million rubles ($4,845) and 8,490 million rubles ($281,677) respectively.

21.  Management Stock Bonus and Stock Option Plans

        On April 27, 2000, contingent on the closing of MTS's initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 of MTS's common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS's common shares. At the time of the initial public offering, MTS issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

        Under the stock bonus plan, during the period from September 12, 2000 through September 22, 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

        All of those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $797, respectively, based on the intrinsic value of the shares on the date they were granted (see also Note 22 Related Parties).

        Under the stock option plan, MTS's Board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of MTS. On August 14, 2001, option agreements for 1,026,682 and 830,010 common shares of MTS were granted to MTS's Board members and key employees, respectively. These options provide that on July 15, 2003, MTS's Board members and key employees may purchase MTS's common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001. The stock options for MTS's Board members will terminate if the Board member's role is terminated before the 2002 annual general shareholder's meeting of Mobile TeleSystems. The stock options for MTS's key employees will terminate if the employee should leave MTS before July 15, 2003. All options granted under the stock option plan were outstanding at December 31, 2001, and none of these options were exercisable.

        MTS is accounting for the management stock option plan in accordance with APB No. 25 under which expense is generally only recognized for a difference between the exercise price and the fair market value at the date of measurement that is the grant date in the case of a fixed plan. At August 14, 2001 the fair market price of MTS's common shares was $1.17, which is less than the exercise price of $1.31. Accordingly, no compensation expense has been recorded during the year ended December 31, 2001.

        Certain disclosures, as required by SFAS 123, "Accounting for Stock-Based Compensation" have been omitted due to their effect being insignificant to the financial statements.

        In accordance with the Russian legislation, MTS's Board members and key employees may be considered insiders with respect to Mobile TeleSystems and thus may be restricted from selling their shares.

22.  Related Parties

        Related party balances as of December 31, 2000 and 2001, were comprised of the following:

	December 31
	2000	2001
Accounts receivable, related parties:
DeTeMobil receivable for roaming	$1,082	$677
ReCom receivable for network equipment	3,187	—
ReCom receivable for telecommunication services	425	—
Receivables from other investee companies	243	1,700

Total accounts receivable, related parties	$4,937	$2,377

Accounts payable, related parties:
DeTeMobil payable for consulting services	$1,970	$1,970
DeTeMobil other payables	1,308	1,266
Telmos for interconnection	411	207
MTU-Inform payable	2,004	2,593
MGTS for interconnection	103	106

Total accounts payable, related parties	$5,797	$6,142

Moscow Bank of Reconstruction and Development (MBRD)

        Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2000, MTS' cash position at MBRD amounted to $51.4 million including $50 million in time deposit and $1.4 million in a current account. As of December 31, 2001 MTS' cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in a current account. The related interest accrued and collected on the deposits for the years ended December 31, 2000 and 2001 amounted to $1 million and $3 million, respectively, and was shown as a component of interest income.

Rosno OJSC

        In 1999, 2000 and 2001, MTS arranged medical insurance for its employees and MTS insured its property at the amounts of approximately $193 million, $274 million and $612 million in 1999, 2000 and 2001, respectively, with Rosno Insurance whose major shareholder is Sistema. Insurance premiums paid to Rosno for the years ended December 31, 1999, 2000 and 2001, amounted to $4.7 million, $6.5 million and $8 million, respectively, including premiums paid for medical insurance amounted to $683, $1,583 and $2,542, respectively. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

Maxima Advertising Agency (Maxima)

        In 1999, 2000 and 2001, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 1999, 2000 and 2001 were $1.2 million, $6.4 million and $8.7 million, respectively. Maxima is related to MTS trough MTS' directors who are also members of Maxima's board of directors.

Telmos

        In 1999, 2000 and 2001, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the years ended December 31, 1999, 2000 and 2001 were approximately $3 million, $4.3 million and $4.0 million, respectively. Management believes that these arrangements are at market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates.

Moscow City Telephone Network (MGTS)

        In 1999, 2000 and 2001 MTS had a line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 were approximately $0.5 million, $1 million and $1.5 million, respectively. In December 2000 and 2001, MTS purchased buildings from MGTS and paid $2.9 million and $2.6 million, respectively. Management believes that all these purchases were made at market terms. MGTS related to MTS trough its directors who are members of MGTS' board of directors. In addition Sistema is the majority shareholder of MGTS.

MTU-Inform

        In 1999, 2000 and 2001 MTS had interconnection and line rental agreements with MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $8.4 million, $17.4 million and $29 million, respectively. In 1999, 2000 and 2001 MTS purchased telephone numbering capacity from MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to $3.4 million, $11.7million and $4.7 million, respectively. Management believes that these agreements are at market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates.

Other

        In 2000 consultants from MTS's two major shareholders advised MTS in connection with MTS's initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 21 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS's from Rosico at nominal price 0.1 Rubles per share. In 2000 MTS recognized consulting expenses under this plan in the amount of $797 based on the fair value of the shares on the date of grant.

        As discussed in Note 6, MTS acquired 81% of the outstanding stock of Telecom-900, a Russian closed joint stock company, for $27,630 from Sistema.

Invest-Svyaz-Holding

        In 2001, Uraltel, FECS-900 and SCS-900 signed agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of Statement of Financial Accounting Standards No 13, "Accounting for Leases." The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 54%.

        The following table represents a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2001:

December 31 2001
Payments due in the year ended December 31
2002	$4,097
2003	2,829
2004	1,247

Total minimum lease payments (undiscounted)	8,173
Less: Amount representing interest	(1,970)

Present value of net minimum lease payments	6,203
Less current portion of lease payable	(2,794)

Non-current portion of lease payable	$3,409

        The current portion and long-term portion of the lease payable to Invest-Svyaz-Holding were included in current portion of capital lease obligation and capital lease obligation, net of current portion, respectively.

        Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001 were $503 and $139, respectively.

23.  Operating Expenses

        Operating expenses for 1999, 2000 and 2001 were comprised of the following:

	December 31
	1999	2000	2001
Salaries and social contributions	$17,108	$33,753	$44,425
Taxes other than income taxes	15,655	26,859	25,312
General and administrative	11,633	20,355	21,569
Repair and maintenance	3,252	3,225	10,578
Rent	4,062	7,241	9,479
Insurance	4,953	4,251	5,258
Provision for doubtful accounts (note 9)	8,006	2,403	3,219
Billing and data processing	444	2,285	2,981
Consulting expenses	1,390	2,621	2,093
Other operating expenses	8,109	7,249	9,684

Total operating expenses	$74,612	$110,242	$134,598

        For use of certain base station sites, MTS provides specified amounts of free usage of mobile telephones in lieu of rent payments. Amounts of revenues for such free usage and expenses for base station site rentals are shown at fair value. Base station site expenses incurred under barter arrangements for the years ended December 31, 1999, 2000 and 2001 were approximately $2,427, $3,251 and $2,234, respectively, and are shown as a component of rent expenses.

24.  Impairment of the investment in Belarus

        In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS is obliged:

  •
  to make a one-time payment of $10 million to the government of Belarus;

  •
  to form a joint venture company, in which MTS will own a 49% stake, together with the government of Belarus and a state-owned entity, and into which MTS must make a capital contribution of approximately $2.5 million in cash; and

  •
  to pay $6 million in annual installments to the government of Belarus of $1.2 million from 2003 through 2007.

        Under the terms of the tender, the joint venture will be required to pay to the government of Belarus for the license a one-time fee of $5 million and an annual fee of $60. Once the joint venture receives the license, it will be valid for ten years, after which it may be prolonged for two additional five-year periods as long as the joint venture fulfills the conditions of the license.

        In November 2001 MTS made the $10 million payment to the government of Belarus, this amount represented an initial investment in the joint venture as it is required to allow participation in such joint venture.

        In April 2002, upon originally issuing the audited consolidated financial statements for the year ended December 31, 2001 the Company believed there was significant doubt about receiving several required governmental approvals and licenses. From December 2001, soon after the date MTS was awarded the tender it became increasingly apparent based upon various communications and correspondence that MTS would be able to commence operations in Belarus within the contractual time period. Due to these difficulties and the political environment in Belarus at that time, the Company halted all additional payments under the original agreement and expensed its initial $10 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investments in the accompanying consolidated statement of operations.

25.  Operating Licenses

        In connection with providing telecommunication services, MTS and its legal predecessor have been issued various operating licenses by the Ministry of Communications (the "Ministry").

        MTS' principal operating licenses are presented below.

GSM-900 Licenses

        Moscow and Moscow Region—MTS has a GSM-900 cellular license (License No. 14665) for operation in Moscow and the Moscow region. This license expires in December 2004.

        Tver Region—MTS has a GSM-900 cellular license (License No. 14662) for operations in the Tver region. This license expires in April 2007.

        Kostroma Region—MTS has a GSM-900 cellular license (License No. 14664) to operate in the Kostroma region. This license expires in August 2007.

        Komi Republic—MTS has a GSM-900 cellular license (License No. 14663) for operations in the Komi Republic. This license expires in August 2007.

        MTS has GSM-900 licenses (Licenses Nos. 14452 through 14457) covering six regions bordering the Moscow region. These licenses expire in October 2006.

        In connection with the ReCom acquisition, MTS gained access to GSM-900 licenses covering the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk (Licenses No. 10020 through 10024), and Orel (License No. 10015) regions. These licenses expire in May 2008.

        In connection with the UDN—900 and ACC acquisition, MTS gained access to the GSM-900 licenses covering the Udmurt Republic (License No. 5964) and the Amur region (License No. 5608), respectively. These licenses expire in February 2007 and January 2007, respectively.

        In connection with the MSS acquisition on March 2000, MTS gained access to GSM-900 license (License No. 5544) covering the Omsk region of Russia. This license expires in December 2006.

        Altai Republic—In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 18808) for operations in the Altai Republic. The License allows SCS-900 to operate from July 2001 to July 2011 provided that commencement of cellular services occurs no later than July 2002. In addition, these license requires that the network numbering capacity to achieve 800, 2,900 and 6,000 numbers as of December 2002, 2005 and 2010, respectively.

        Sverdlovsk Region—In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 4817) for operations in the Sverdlovsk region. This license requires that the network numbering capacity to achieve 300,000 numbers as of December 31, 2006 and expires in March 2006.

        Khabarovsk Region—In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 5607) for operations in the Khabarovsk region. This license requires that the network numbering capacity achieve 4,000 and 11,000 numbers as of December 2001 and 2007, respectively, and expires in January 2007.

GSM-1800 Licenses

        In connection with the Rosico acquisition, MTS gained access to three GSM-1800 licenses covering Moscow and the Moscow region, 18 regions in Central Russia and 11 regions in Northern, Urals and the Western Siberia Regions of Russia. These licenses expire in 2008.

        Moscow and the Moscow Region—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10006) for operation in Moscow and the Moscow region. This license requires that the installed network numbering capacity to achieve 100,000 numbers as of December 31, 2001 and expires in April 2008.

        Central, Central Black Earth and Volga Regions—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10007) for operation in the following 17 regions of the Central, Central Black Earth and Volga regions of Russia: Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orel, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov and Kirov. In addition, in October 2000, amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM-900/1800 standards in the Nizhniy Novgorod region. This license requires that the network numbering capacity to achieve 20,000 numbers as of December 31, 2001 and expires in April 2008. Services under the license commenced in March 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

        Northern, Urals and Western Siberia Regions—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10011) for operation in a total of the following 6 regions of the Urals region of Russia: Udmurt Republic; Kurgan, Orenburg, Perm, Komi-Permyatsk Autonomous district and the Sverdlovsk region; Komi Republic in the Northern Region of Russia; and three regions of Western Siberia: the Tyumen Region, and the Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. In addition, in October 2000 amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM-900/1800 standards in the Kirov, Perm and Chelyabinsk Regions. This license requires that the network numbering capacity to achieve 16,000 numbers as of December 31, 2001 and expires in April 2008. Cellular services under this license had not commenced in October 1999. Other services under the license commenced only in February 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

        North-Western Region of Russia—In connection with the acquisition of Telecom XXI MTS gained access to the GSM-900/1800 cellular license (License No. 10004) for operations in St. Petersburg and the following nine North-Western regions of Russia: the Karelia Republic, the Nenetsky autonomous district, and the Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions. This license requires the network numbering capacity to achieve 45,000 numbers as of December 31, 2001 and expires in April 2008.

        Novosibirsk Region—In connection with the acquisition of Telecom 900 MTS gained access to a GSM-900 cellular license (License No. 5965) for operation in the Novosibirsk region. In addition, in October 2000, amendments to this license were approved by the Ministry that allows SCS-900 to operate on the GSM-1800 standards in the Novosibirsk region. The license requires that the network numbering capacity to achieve 10,000 numbers and 25,000 numbers as of December 31, 2002 and 2007, respectively, and expires in February 2007.

        When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS' current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103,080. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that MTS will not required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

        In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

Other Telecommunication Licenses

        MTS has a License No. 14668 for fixed local and intercity telephone communication operations in Moscow, the Moscow region, the Tver and Kostroma regions and the Komi Republic. This license requires the number of subscribers be greater than 30,000 as of December 31, 2004 and expires in August 2004. MTS also has a License No. 15282 for fixed local and intercity telephone communication operations in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 3, 2005. It requires the numbering capacity of network to achieve 14,700 numbers at the end of the third year of operation and specifies that the operations should commence no later than January 3, 2002.

        MTS has a channel rent license (License No. 14666) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic, and a channel rent license (License No. 14680) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. These licenses expire in November 2003 and April 2004, respectively. MTS has a license for channel rent (License No. 16245) in the Ivanovo, Kirov, Nizhniy Novgorod, Yaroslavl regions, and a channel rent license (License No. 17774) in the Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tyumen, Chelyabinsk regions, the Udmurt Republic, and the Komi-Permyatskiy, Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. These licenses expire in October 2005 and April 2006, respectively.

        MTS has a license for data transmission services (License No. 14667) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic. This license expires in December 2004.

        MTS also has a license for data transmission services (License No. 15403) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 2005.

        On February 15, 2001 MTS was granted a new license for data transmission services (License No. 17333) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk, and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow. This license requires the numbering capacity of network to achieve 100 and 1,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than February 15, 2002. This license expires in February 2006.

        On January 25, 2001 MTS was granted a new license for video conference services (License No. 17169) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires the numbering capacity of network to achieve 2 and 24 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than January 25, 2002. This license expires in January 2006.

        On May 18, 2001 MTS was granted a new license for audio conference services (License No. 18228) in the Komi republic and the Udmurt republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in 28 regions as follows: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires that the numbering capacity of network to achieve 3 and 10 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than May 18, 2002. This license expires in May 2006.

        On October 4, 2001 MTS was granted a new license for fixed local and long distance communication operations (License No. 19615) in the Amur, Ivanovo, Kirov, Nizhny Novgorod, Omsk. Perm, Sverdlovsk and Yaroslavl regions and the Udmurt republic. This license requires that the numbering capacity of the network to achieve 900 numbers as of December 31, 2004 and specifies that the operations should be commenced no later than October 4, 2002. This license expires in October 2011.

        On October 4, 2001 MTS was granted a new license for data transmission services (License No. 19596) in the Karelia republic, the Nenetsk autonomous region, St. Petersburg and the following 6 north-western regions: Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod. This license requires that the numbering capacity of network to achieve 10 and 100 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that operations should be commenced no later than October 4, 2002. This license expires in October 2006.

        In connection with ReCom acquisition, MTS gained access to ReCom licenses for data transmission services and channels rent (License No. 14113 and No. 14024, respectively) in the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk and Orel regions. The licenses expire in December 2004.

        In connection with the acquisition of MSS MTS gained access to the MSS license for fixed local telephone communication using wireless connection operations (License No. 8957) in the Omsk region. This license requires that the network numbering capacity to achieve 14,000 and 20,000 numbers at the end of the third year of operation and as of December 31, 2002, respectively, and expires in December 2007.

        In connection with the acquisition of Telecom 900 MTS gained access to license for channel rent (License No. 9476) in the Sverdlovsk region. This license requires the network numbering capacity to achieve 1,176 and 1,680 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in March 2003.

        In connection with the acquisition of Telecom 900 MTS gained access to a license for channel rent (License No. 11843) in the Novosibirsk region. This license requires that the network numbering capacity achieve 9,240 and 13,200 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2004.

        In connection with the acquisition of Telecom 900 MTS gained access to a license for data transmission services (License No. 15486) in the Sverdlovsk region. This license requires that the numbering capacity achieve 1,500 and 2,500 numbers as of December 31, 2001 and at the end of the license period, respectively, and expires in July 2005.

        In connection with the acquisition of Telecom 900 MTS gained access to a license for data transmission services (License No. 17810) in the Novosibirsk region. This license requires that the numbering capacity achieve 50,000 and 150,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and expires in April 2006.

        In connection with the acquisition of MSS gained access to a license for data transmission services (License No. 17152) in the Omsk region. This license permits operations from January 2001 to January 2006 provided that commencement of cellular services occurs no later than January 2002. The license requires that network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively.

        In connection with the acquisition of MSS MTS gained access to for channel rent license (License No. 17030) in the Omsk region. The license requires that the network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2006.

        In connection with the acquisition of Telecom 900 MTS gained access to for channel rent license (License No. 17765) in the Khabarovsk region. The license requires the commencement of operations no later than April 2002 and expires in April 2006.

Recorded values of licenses acquired

December 31 2001
Moscow license area (Rosico)	$227,025
North-Western region (Telecom XXI)	74,639
Five regions of Asian Russia (Telecom-900)	31,542
Seven regions of European Russia (RTC)	19,503
Six regions of European Russia (ReCom)	1,429
Other	2,379

Licenses, at gross book value	$356,517
Accumulated amortization	(79,568)

Total licenses, net	$276,949

26.  Commitments and Contingencies

Commitments

        As of December 31, 2001, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $189 million.

        In 2002 MTS agreed to purchase its previously rented office building from MGTS, a related party, for the amount of approximately $2.6 million.

Negative Net Equity of Rosico

        In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

        During 2000 and 2001, Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2000 and 2001, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

27.  Subsequent Events

Issue of Eurobonds

        On March 19, 2002 MTS Finance issued $50 million 10.95% notes at a price of 101.616%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, including the offering premium, were $50.8 million.

        On May 29, 2002 MTS Finance SA offered $300 million 10,95% guaranteed notes in exchange for all outstanding notes ($300 million). The terms of the notes offered in exchange are the same as the previous notes, except that the Exchange notes are registered under the Securities Act of 1933 and, therefore, are not bearing legends restricting their transfer.

Acquisition of Kuban GSM

        On March 29, 2002 MTS continued its expansion in other regions of Russia by acquiring 51% in Kuban-GSM for $71.4 million. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. MTS will consolidate the results of Kuban-GSM' operations from April 1, 2002. The preliminary purchase price allocation has been estimated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price allocation	$71,400

        Kuban-GSM has about 500,000 subscribers and operates in thirteen major cities throughout the Russian Federation, including Sochi, Krasnodar and Novorossisk. The remaining 49% of the shares in Kuban-GSM are owned by OOO "KubTelecom." Under the terms of the acquisition agreement, MTS has the right to buy and OOO "KubTelecom" has the right to sell all remaining shares of Kuban-GSM held by OOO "KubTelecom" at market price anytime from the date that is two years from the completion of MTS' purchase of the 3,600 additionally issued shares (as described below) until February 15, 2006.

        Also MTS will subscribe for an additional 3,600 ordinary shares of Kuban-GSM through a closed subscription approved by an Extraordinary General Meeting of shareholders of Kuban-GSM on February 15, 2002, at a price of $14,000 per share. If MTS were to subscribe for these additional 3,600 shares, its stake in Kuban-GSM would increase to approximately 64%. At October 2 MTS subsribed for the first tranche of the of the subscription of 2,208 shares for $31.9 million payable over 7 months, increasing its ownership percentage to 60%.

Acquisition of BM-Telecom

        In May 2002, MTS acquired BM-Telecom Ltd., the leading GSM mobile telecommunications services provider in the Bashkortostan Republic, for $41 million. BM-Telecom Ltd. had 69,800 subscribers as of December 31, 2001, and over 100,000 subscribers by mid-May 2002. Its network covers a territory in which over 70% of the republic's population resides, including the republic's capital city of Ufa. As of May 2002, the republic had an overall cellular penetration rate of 3.4%, and BM-Telecom's market share in the republic was 75%.

Developments regarding the Belarus joint venture

        As the result of additional negotiations, and a change in the Belarus government's attitude, as of June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus. MTS expects to commence funding of the joint venture in accordance with the original agreement. MTS plans to pay $6 million in annual installments of $1.2 million from 2003 through 2007, as provided by the tender conditions.

Dontelecom acquisition

        On September 30, 2002 the Company acquired 66.66% of CJSC Dontelecom, for $15.0 million. On October 31, 2002 the Company completed the acquisition of the remaining 33.33% stake in CJSC Dontelecom for $7.5 million. Dontelecom is a GSM operator in the Rostov region, with a population of approximately 4.4 million.

UMC acquisition

        On November 5, 2002 the Company signed several agreements to acquire, contingent on certain conditions, including obtaining all necessary governmental approvals, a 57.7% interest in Ukrainian Mobile Communications ("UMC") for $194.2 million. In addition, the Company has entered into a put and call option to acquire an additional 16.3%. The put option is exercisable from August 5, 2003 to November 5, 2004 and the call option is exercisable from May 5, 2003 to November 5, 2004 and is subject to a minimum price of $55 million. MTS has an additional option agreement to purchase the remaining 26% stake, exercisable from February 5, 2003 to November 5, 2005 at an exercise price of $87.6 million. UMC is a leading mobile operator in Ukraine offering services to 1.5 million subscribers. It operates under Ukraine wide GSM-900/1800 and NMT 450 licenses. The Company has not completed the purchase price allocation with respect to this acquisition.

Acquisition of additional interest in Telecom-900

        In November 2002, the Company acquired the remaining 19% of Telecom-900 from Sistema for $6.9 million in cash. Telecom-900 is the holding company for three large regional mobile phone operators, Siberia Cellular Systems 900 CJSC (SCS 900), Uraltel CJSC, and Far East Cellular Systems 900 CJSC (FECS 900).

28.  Restatement

        Subsequent to the issuance of the Company's consolidated 2001 financial statements, management determined that certain amounts related to the allocation of purchase prices relating to the 2001 acquisitions of Telecom XXI, ReCom and Telecom 900 were recorded in error. The error primarily related to an overstatement of the fair value of licenses which resulted in an incorrect allocation of pro-rata excess fair value over cost of assets acquired to other non-current assets. This resulted in an understatement of property, plant and equipment together with the overstatement of licenses, as well as, the related impact on depreciation and amortization expense for the year ended December 31, 2001.

        Additionally, the Company has reclassified an impairment charge related to its investment in Belarus from other expenses to inclusion in the determination of operating income to conform to US GAAP presentation requirements. As a result, the accompanying 2001 consolidated financial statements have been restated from the amounts previously reported.

        Significant effects of this restatement were as follows (in thousands except per share amounts):

	As previously reported	Adjustments	As restated
At December 31, 2001:
Property plant and equipment, net	841,308	14,748	856,056
Licenses, net	297,490	(20,541)	276,949
Other intangible assets, net	83,507	738	84,245
Total assets	1,732,547	(5,055)	1,727,492
Deferred taxes	72,192	(4,687)	67,505
Minority interest	12,999	1,445	14,444
Retained earnings	462,628	(1,537)	461,091
Total liabilities and shareholder's equity	1,732,547	(5,055)	1,727,492
For the year ended December 31, 2001:
Depreciation and Amortization	133,143	175	133,318
Net operating income	334,284	(10,175)	324,109
Total other expense (income), net	5,223	(10,000)	(4,777)
Income before provision for income taxes and minority interest	327,190	(568)	326,622
Provision for Income Taxes	97,414	47	97,461
Minority Interest	6,614	922	7,536
Net income	207,366	(1,537)	205,829
Earnings per share—net income (basic and diluted)	0.105	(0.001)	0.104

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN ZAO WHICH HAS CEASED OPERATIONS. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN ZAO.

Report of Independent Public Accountants

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
March 19, 2001

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Shareholder Receivable	Retained Earnings
	Shares	Amounts	Shares	Amount				Total
BALANCES, December 31, 1997	1,225,895,580	$46,800	—	—	$14,367	—	$52,113	$113,280
Common stock issued in connection with acquisition of Rosico	408,631,860	2,476	—	—	115,538	—	—	118,014
Receivable from Sistema:
Amount established concurrent with acquisition of Rosico	—	—	—	—	42,739	(42,739)	—	—
Increases for additional advances	—	—	—	—	—	(17,261)	—	(17,261)
Increases for interest	—	—	—	—	4,030	(4,030)	—	—
Net income	—	—	—	—	—	—	66,028	66,028
Dividends declared	—	—	—	—	—	—	(10,119)	(10,119)

BALANCES, December 31, 1998	1,634,527,440	49,276	—	—	176,674	(64,030)	108,022	269,942
Receivable from Sistema:
Increases for interest	—	—	—	—	6,301	(6,301)	—	—
Net income	—	—	—	—	—	—	85,661	85,661
Dividends declared	—	—	—	—	—	—	(11,879)	(11,879)

BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	$(70,331)	$181,804	$343,724
Receivable from Sistema:
Increases for interest	—	—	—	—	6,268	(6,268)	—	—
Payments from AFK Sistema	—	—	—	—	—	27,080	—	27,080
Issuance of common shares net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	348,553
Purchase of treasury stock under the stock bonus plan and stock option plan (Note 0)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—
Exercise of stock bonus plan (Note 0)			3,587,987	3,674	(3,661)	—	—	13
Non-cash expense associated with issuance of stock bonus plan	—	—	—	—	5,297	—	—	5,297
Net income	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	$50,558	9,966,631	$(10,206)	$552,030	$(49,519)	$258,221	$801,084

        THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN WHICH HAS CEASED OPERATIONS. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN.

Auditors' Report

To the Shareholders of
Mobile TeleSystems Finance S.A.:

        We have audited the accompanying balance sheet of Mobile TeleSystems Finance S.A., a Company incorporated under the laws of Luxembourg, as of December 31, 2001 and the related statement of income, changes in stockholders' equity and cash flows for the period from December 10, 2001 (date of incorporation) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile Telesystems Finance S.A. as of December 31, 2001 and the results of its operations and its cash flows for the period from December 10, 2001 (date of incorporation) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN
                      Independent Auditors

Luxembourg, April 19, 2002

The accompanying notes are an integral part of these financial statements.

Mobile TeleSystems Finance S.A.
Balance Sheet
At December 31, 2001
All amounts in thousands of U.S. dollars

2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	633
Other current assets (Note 4)	812

1,445

LONG TERM ASSETS:
Initial borrowing costs (Note 3)	2,759
Receivables from related parties (Note 5)	250,000

252,759

254,204

SHAREHOLDERS' EQUITY AND LIABILITIES
CURRENT LIABILITIES
Income tax payable (Note 6)	65
Accounts payable	305
Accrued liabilities (Note 7)	760
Deferred income (Note 8)	1,607

2,737

LONG TERM LIABILITIES
Debt, notes payable (Note 9)	248,152
Deferred income (Note 8)	3,149

251,301

SHAREHOLDERS' EQUITY:
Common stock (1.000 shares authorized and issued with a par value of USD 125) (Note 10)	125
Profit for the year	41

TOTAL SHAREHOLDERS' EQUITY	166

254,204

The accompanying notes are an integral part of these financial statements.

Mobile TeleSystems Finance S.A.
Statement of Income
For the period from December 10, 2001 (date of incorporation)
to December 31, 2001
All amounts in thousands of U.S. dollars

2001
OPERATING EXPENSES	3

OPERATING LOSS	(3)
Interest and similar income (Note 11)	865
Interest and similar expenses (Note 12)	(803)

PROFIT BEFORE TAXES	59
INCOME TAXES	18

PROFIT FOR THE PERIOD	41

The accompanying notes are an integral part of these financial statements.

Mobile TeleSystems Finance S.A.
Statement of Cash Flows
For the period from December 10, 2001 (date of incorporation)
to December 31, 2001
All amounts in thousands of U.S. dollars

2001
CASH FROM OPERATING ACTIVITIES
Net income	41
Adjustment to reconcile net income to net cash provided by operating activities
Increase in deferred tax assets	(47)
Amortization of initial borrowing costs and debt discount	43
Amortization of deferred income	(44)
Loan receivable interest accrued	(765)
Loan payable interest accrued	760
Increase in accounts payable and income taxes	370

Net cash provided by operating activities	358

CASH FROM FINANCING ACTIVITIES
Initial capital contributed by Mobile TeleSystems OJSC	125
Proceeds from bond issue, net of discount and debt issuance costs	245,350
Debt issuance cost reimbursed by Mobile TeleSystems OJSC (Note 5)	4,800

Net cash used in investing activities	250,275

CASH FROM INVESTING ACTIVITIES
Proceeds from loan to Mobile TeleSystems OJSC	(250,000)

Net Cash used in investing activities	(250,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS	633

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF BEGINNING THE PERIOD	—
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF END THE PERIOD	633

The accompanying notes are an integral part of these financial statements.

Mobile TeleSystems Finance S.A.
Statement of Changes
In Shareholders' Equity
For the period from December 10, 2001 (date of incorporation)
to December 31, 2001
All amounts in thousands of U.S. dollars, except share amounts

	Number of Common shares outstanding	Common stock	Result of the year	Total
Balance as of December 10, 2001	1,000	125	—	125
Result of the Year	—	—	41	41

Balance as of December 31, 2001	1,000	125	41	166

The accompanying notes are an integral part of these financial statements.

Mobile Telesystems Finance S.A.
Notes to the Annual Accounts
At December 31, 2001
All amounts in thousands of U.S. dollars

1. ORGANIZATION

        Mobile Telesystems Finance S.A. (the "Company") is a company incorporated under the laws of Luxembourg on December 10, 2001 under the legal form of a "Société Anonyme." The registered office of the Company is 3, avenue Pasteur, L-2311 Luxembourg.

        The object of the Company is "the holding of participations directly and indirectly, in any form whatsoever, in Luxembourg and foreign companies, the acquisition by purchase, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind, and the ownership, administration, development and management of its portfolio. The Company may also hold interest in partnerships. The Company may borrow in any form and proceed to the issue of bonds and debentures. It may lend funds including the proceeds of such borrowings and issues to its subsidiaries, affiliated companies or any other companies. In a general fashion it may grant assistance to affiliated companies, take any controlling and supervisory measures and carry out any operation which may deem useful in accomplishment and development of its purposes."

        Since the Company's incorporation, its sole activity has been issuing of notes and loaning the gross proceeds of the notes to Mobile TeleSystems OJSC (MTS), the Company's 100% beneficial shareholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company maintains is books in United States dollars based on Luxembourg laws. The accompanying financial statements have been prepared in order to present the Company financial position and its results of operations and cash flows in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

        The preparation of the accounts in accordance with the generally accepted accounting principles describe above requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Significant accounting policies are applied as follows:

a) Cash and cash equivalents

        Cash and cash equivalents represents cash on hand, in bank accounts and in short term investments having original maturity of less than three months.

b) Receivable from related parties

        Loans receivable from related parties are recorded at nominal value less any specific allowance for bad debts.

c) Initial borrowing costs

        Legal and other direct costs incurred in connection with the issuance of debt are deferred and amortized through interest and similar expenses using the effective interest rate method over the life of the underlying debt.

d) Debt, notes payable

        Notes payable are initially recorded at par value less any issue discount (or plus any premium). The discount or premium between issue and redemption value is amortized over the life of the underlying debt through interest and similar expenses using the effective interest rate method.

e) Deferred income

        Fees reimbursed by the parent company in connection with initial borrowing costs and discounts on the issuance of debt are deferred and recognized as income over the life of the debt to match the amortization of the corresponding initial borrowing costs and the discount on issue of the debt.

f) Taxation

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss and tax credits carry forwards using enacted tax rate expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is not more likely that not such assets will be realized.

g) Interest income and interest expenses

        Interest income and interest expenses are recorded on an accrual basis.

h) Foreign currency translation

        The Company's functional currency is the US dollar. Monetary assets and liabilities stated in currencies other than US dollars, have been translated at the period end exchange rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying statements of operations.

i) Financial instruments

        Debt, notes payable comprises a Eurobond issued on December 21, 2001 bearing market rates of interest. Management believe that the book value of these borrowings is therefore not materially different from their market value as of December 31, 2001.

        The long term receivable from the parent company bears a market rate of interest and management believe that the book value approximates the market value of this receivable as at December 31, 2001.

        The fair value of financial instruments included in the current assets approximates the historical cots disclosed in the financial statements due to the short-term maturities of these investments.

j) Recent accounting pronouncement

        The Company has evaluated the impact of FAS 142, "Goodwill and other intangible assets," 143, "Accounting for assets retirement and obligations," and 144, "Accounting for impairment and disposal of long lived assets" and concluded that these pronouncements will not have a material impact on the Company's accounting policies and financial statements.

3. INITIAL BORROWING COSTS

        As of December 31, 2001, initial borrowing costs comprise of commissions and fees incurred related to the issue of the loan debenture notes amounting to USD 2,759 after amortization of USD 26.

4. OTHER CURRENT ASSETS

        Other currents assets include accrued interest related to the loan receivable from the parent company (Note 5) for the amount of USD 765 and deferred tax assets for the amount of USD 47. Deferred tax assets arise because of temporary differences originating from the different accounting treatment between the tax and book basis of fees reimbursed by the parent company of accounting.

5. RECEIVABLE FROM RELATED PARTIES

        Receivables from related companies comprise a loan to the parent company, MTS, a company incorporated under the laws of the Russian Federation, for an amount of USD 250 million.

        The loan receivable was issued on December 21, 2001 and matures on December 21, 2004. The loan bears interest at the rate of 11.025 percent, payable semi-annually in arrears. As of the December 31, 2001, accrued interests amount to USD 765 thousand.

6. INCOME TAX PAYABLE

        Income tax provision of USD 18 includes current provision of USD 65, which is included in income taxes payable, and the deferred tax benefit of USD 47. Income taxes are provided at the rate of 31,401%.

7. ACCRUED LIABILITIES

        As of December 31, 2002, accrued liabilities comprise of accrued interest on notes payable for the amount of USD 760.

8. DEFERRED INCOME

        The Company re-charged an amount of USD 4,800 to MTS to reimburse the initial borrowing costs and issue discount incurred in originating the loan described in Note 9. This income has been deferred and will be recognized as income in the profit and loss account to match the amortization of the initial borrowing costs and the issue discount.

        As of December 31, 2001 the balance on this account is USD 4,756, net of amortization for USD 44.

9. DEBT, NOTES PAYABLE

        On December 21, 2001, the Company issued USD 250 million 10.95% notes at the price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. The Company will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were USD 248 million. Related debt issuance costs in the amount of $2,786 were capitalized. The discount has been amortized for an amount of USD 17 as of December 31, 2001. As of December 31, 2001, the accrued interest on the loan amounted to USD 760.

        These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Company's and MTS's ability to enter into sales leaseback transactions, restrictions on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require the Company to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

10. SHAREHOLDERS' EQUITY

        On December 10, 2001, the Company was incorporated with a share capital amounting to USD 125, represented by 1,000 shares with a nominal value of 125 each, fully subscribed and paid-up.

        On an annual basis, if the company reports a profit for the year, Luxembourg law requires appropriation of an amount equal to at least 5 percent of the annual net income to a legal reserve until such reserve equals 10 percent of the issue capital. This reserve is not available for distribution.

11. INTEREST AND SIMILAR INCOME

        As of December 31, 2001 interest and similar income comprises of USD 821 interest income and USD 44 relating to the recognition of deferred income.

12. INTEREST AND SIMILAR EXPENSES

        As of December 31, 2001 interest and similar expenses comprises USD 760 of interest expense and USD 43 relating to the amortization of initial borrowing costs and the debt issue discount.

13. RELATED PARTY TRANSACTIONS

        The company has entered a loan agreement with the parent company for the amount of USD 250 million (Note 9).

14. SUBSEQUENT EVENTS

        On March 19, 2002 the Company issued $50 million 10.95% notes at price 101.616%. These notes are guaranteed by MTS and mature on December 21, 2004. The Company will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC

By:	/s/ MIKHAIL A. SMIRNOV
Name:	Mikhail A. Smirnov
Title:	President

Date: December 17, 2002

I, Mikhail A. Smirnov, certify that:

        1.    I have reviewed this amendment to the annual report on Form 20-F of Mobile TeleSystems OJSC (the "annual report");

        2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

        3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 17, 2002	/s/ MIKHAIL A. SMIRNOV Mikhail A. Smirnov President

I, Wim van Bommel, certify that:

        1.    I have reviewed this amendment to the annual report on Form 20-F of Mobile TeleSystems OJSC (the "annual report");

        2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

        3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 17, 2002	/s/ WIM VAN BOMMEL Wim van Bommel Chief Financial Officer

QuickLinks

Explanatory Note
PART I
  Item 3. Key Information
  Item 4. Information on Our Company
  Item 5. Operating and Financial Review and Prospects
PART III
  Item 18. Financial Statements
  Index to Financial Statements
Independent Auditors' Report
Report of Independent Public Accountants
MOBILE TELESYSTEMS CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2000 and 2001 (Amounts in thousands of U.S. dollars, except share amounts)
MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001 (Amounts in thousands of U.S. dollars, except share and per share amounts)
MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001 (Amounts in thousands of U.S. dollars, except share amounts)
MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001 (Amounts in thousands of U.S. dollars, except share amounts)
Notes to Consolidated Financial Statements
Report of Independent Public Accountants
MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000 (Amounts in thousands of U.S. dollars, except share amounts)
Auditors' Report
Mobile TeleSystems Finance S.A. Balance Sheet At December 31, 2001 All amounts in thousands of U.S. dollars
Mobile TeleSystems Finance S.A. Statement of Income For the period from December 10, 2001 (date of incorporation) to December 31, 2001 All amounts in thousands of U.S. dollars
Mobile TeleSystems Finance S.A. Statement of Cash Flows For the period from December 10, 2001 (date of incorporation) to December 31, 2001 All amounts in thousands of U.S. dollars
Mobile TeleSystems Finance S.A. Statement of Changes In Shareholders' Equity For the period from December 10, 2001 (date of incorporation) to December 31, 2001 All amounts in thousands of U.S. dollars, except share amounts
Mobile Telesystems Finance S.A. Notes to the Annual Accounts At December 31, 2001 All amounts in thousands of U.S. dollars
SIGNATURES