Form 20-F
period 2002-12-31
MOBILE TELESYSTEMS OJSC
filed 2003-06-30
CIK 1115837

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20 – F

☐	Registration Statement pursuant to Section 12 (b) or (g) of The Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Commission file number 333-12032

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

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,983,359,507 ordinary shares, par value 0.10 Russian rubles each, as of December 31, 2002

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No.: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
B.	CAPITALIZATION AND INDEBTEDNESS
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
D.	RISK FACTORS

ITEM 4.	INFORMATION ON OUR COMPANY

A.	HISTORY AND DEVELOPMENT
B.	BUSINESS OVERVIEW
C.	ORGANIZATIONAL STRUCTURE
D.	PROPERTY, PLANT AND EQUIPMENT

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
D.	TREND INFORMATION
E.	OFF-BALANCE SHEET ARRANGEMENTS
F.	CONTRACTUAL OBLIGATIONS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
C.	BOARD PRACTICES
D.	EMPLOYEES
E.	SHARE OWNERSHIP

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
B.	RELATED PARTY TRANSACTIONS
C.	INTERESTS OF EXPERTS AND COUNSEL

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B.	SIGNIFICANT CHANGES

ITEM 9.	THE OFFER AND LISTING

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
B.	CHARTER AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION
C.	MATERIAL CONTRACTS
D.	EXCHANGE CONTROLS
E.	TAXATION
F.	DIVIDENDS AND PAYING AGENTS
G.	STATEMENT BY EXPERTS
H.	DOCUMENTS ON DISPLAY
I.	SUBSIDIARY INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16.	NOT APPLICABLE.

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3D. Key Information—Risk Factors,” “Item 4. Information on Our Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•      strategies, outlook and growth prospects;

•      future plans and potential for future growth;

•      liquidity, capital resources and capital expenditures;

•      growth in demand for our services;

•      economic outlook and industry trends;

•      developments of our markets;

•      the impact of regulatory initiatives; and

•      the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by MTS with the Securities and Exchange Commission.

Except to the extent required by law, neither MTS, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

CURRENCIES

In this annual report, references to “U.S. dollars,” “dollars” or “$” are to the currency of the United States, and references to “rubles” are to the currency of the Russian Federation.

PART I

Item 1.                                    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                                    Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                    Key Information

A.     Selected Financial Data

The selected financial consolidated financial data below shows our historical financial information for the five-year period ended December 31, 2002. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 are derived from the audited consolidated historical financial data, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) included elsewhere in this annual report. In addition, the following table presents selected financial information for the years ended as of December 31, 1998 and 1999 derived from our audited Consolidated Financial Statements not included in this Form 20-F.  The selected financial data should be read in conjunction with our financial statements included elsewhere in this document and “Item 5. Operating and Financial Review and Prospects.”

Key industry data and certain MTS operating data are also provided below.

	Years Ended December 31,
	1998	1999	2000	2001	2002
	(Amounts in thousands, except share and per share amounts, industry and operating data and ratios)
Statement of operations data:
Net revenues:
Service revenues (1)	$313,282	$314,568	$484,469	$830,308	$1,274,287
Connection fees	8,697	12,755	14,885	21,066	24,854
Equipment sales	16,344	31,004	36,358	41,873	62,615
Total net revenues	338,323	358,327	535,712	893,247	1,361,756
Cost of services and products:
Interconnection and line rental	43,617	38,958	41,915	75,278	113,052
Roaming expenses	13,223	21,725	41,178	68,387	83,393
Cost of equipment	14,658	29,932	39,217	39,828	90,227
Total cost of services and products	71,498	90,615	122,310	183,493	286,672
Operating expenses (2)	67,470	74,612	110,242	134,598	229,056
Sales and marketing expenses	15,657	23,722	76,429	107,729	171,977
Depreciation and amortization	19,629	53,766	87,684	133,318	209,680
Impairment of investment	—	—	—	10,000	—
Net operating income	164,069	115,612	139,047	324,109	464,371
Currency exchange and translation loss (3)	25,125	3,238	1,066	2,264	3,474
Other expenses (income):
Interest income	(2,181)	(801)	(7,626)	(11,829)	(8,289)
Interest expenses, net of amounts capitalized (4)	8,302	11,805	11,335	6,944	44,389
Impairment of investments and other expenses (income), net	4,838	(829)	(502)	108	(2,454)
Total other expenses (income), net	10,959	10,175	3,207	(4,777)	33,646
Income before provision for income taxes and minority interest	127,985	102,199	134,774	326,622	427,251
Provision for income taxes	62,984	18,829	51,154	97,461	110,417
Minority interest in net (loss) income	(1,027)	(2,291)	(6,428)	7,536	39,711
Net income before cumulative effect of a change in accounting principle, and extraordinary gain	66,028	85,661	90,048	221,625	277,123
Cumulative effect of a change in accounting principle, net of income taxes of $9,644	—	—	—	(17,909)	—
Extraordinary gain on repayment of debt, net of income taxes of $667	—	—	—	2,113	—
Net income	$66,028	$85,661	$90,048	$205,829	$277,123
Dividends declared	$10,119	$11,879	$13,631	$2,959	— (5)
Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	$59,439	$78,258	$93,108	$223,738	$277,123
Net income before cumulative effect of change in accounting principle and extraordinary gain per share, basic and diluted	$0.047	$0.052	$0.050	$0.112	$0.140
Net income per share, basic and diluted	$0.047	$0.052	$0.050	$0.104	$0.140
Dividends declared per share	$0.01	$0.01	$0.01	—	— (5)
Weighted average common shares outstanding	1,397,945,938	1,634,527,040	1,806,968,096	1,983,359,507	1,983,359,507

Consolidated cash flow data:
Cash (used in) provided by operating activities	103,486	116,801	190,914	338,201	412,772
Cash used in investing activities	(122,051)	(115,184)	(423,349)	(441,523)	(697,921)
(of which capital expenditures)	(103,132)	(118,338)	(224,898)	(441,200)	(574,272)
Cash provided by (used in) financing activities	(9,624)	(11,557)	298,543	247,592	100,817
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$20,884	$10,000	$245,828	$304,933	$64,661
Property, plant and equipment, net	167,975	250,270	439,307	856,056	1,344,633
Total assets	614,165	682,047	1,101,332	1,727,492	2,283,296
Total debt (long-term and short-term) (6)	110,155	112,123	52,773	325,840	454,485
Total shareholders’ equity:	269,942	343,724	801,084	1,018,279	1,302,044
including capital stock	49,276	49,276	40,352	40,352	40,352
Key financial ratios (end of period):
Total debt/total capitalization (7)	28.0%	24.6%	6.2%	24.2%	25.9%
Key industry data (end of period):
Estimated population in Russia (millions)	146.7	145.9	144.8	143.9	145.2
Russian cellular subscribers (thousands) (8)	718	1,360	3,400	8,040	18,001
Industry penetration (8)	0.5%	0.9%	2.3%	5.5%	12.4%
MTS operating data: (9)
MTS-total subscribers (end of period, thousands) (10)	114	306	1,194	2,650	6,644
MTS share of total Russian subscribers (end of period)	15.9%	22.5%	35.1%	33.0%	37.5%
Average monthly usage per subscriber (minutes) (11)	384	224	151	157	159
Average monthly revenue per subscriber (in U.S. dollars) (12)	302	124	54	36	23
Churn (13)	31.2%	20.7%	21.6%	26.8%	33.9%

(1)                                  Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Guest roaming fees were $56.5 million, $44.0 million, $43.2 million, $52.6 million and $83.4 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(2)                                  Operating expenses include taxes (other than Russian income taxes), primarily revenue and property-based taxes, of $16.5 million, $15.6 million, $26.9 million, $25.3 million and $39.1 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(3)                                  On a day-to-day basis, we are exposed to exchange losses on cash balances and other monetary assets and liabilities denominated in rubles. See Note 2 to our consolidated financial statements included elsewhere in this document.

(4)                                  Capitalized interest expenses were $1.2 million, $1.3 million, $0.9 million, $nil and $nil for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(5)                                  To be determined.  On May 19, 2003, our Board of Directors recommended cash dividends of $1.10 per ADS ($0.055 per share) for a total of $110 million.  This recommended dividend distribution is subject to the approval of our shareholders at our annual shareholders’ meeting on June 30, 2003. Any dividend distribution will be recorded in our financial statements for the year ended December 31, 2003.

(6)                                  Includes notes payable, bank loans, equipment financing and capital lease obligations.

(7)                                  Calculated as book value of debt divided by the sum of the book values of total shareholders’ equity and debt at the end of the relevant period.

(8)                                  Source: Sotovik, J’Son & Partners and AC&M-Consulting.

(9)                                  Source: Sotovik, J’Son & Partners, AC&M-Consulting and our data.

(10)                            We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days. For the Jeans tariff only, introduced in November 2002, we define “subscriber” as an individual or organization whose account does not have a negative balance for more than one hundred and eighty-three days.  For a description of our Jeans tariff, see “Item 4. Information on Our Company-B. Business Overview-Sales and Marketing-Tariffs.”

(11)                            Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

(12)                            We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(13)                            We define “churn” as the total number of subscribers who cease to be a “subscriber” as defined in note (11) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

An investment in our securities involves a high degree of risk.  You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our securities.  If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected.  In that case, the trading price of our securities could decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face.  Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our securities.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation, Belarus and Ukraine are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as the Russian Federation, Belarus and Ukraine should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen, and is currently available for sale in Russia on the black market. This security breach of our database could adversely impact our reputation and lead to subscriber lawsuits, a loss of subscribers and an inability to gain new subscribers which, in turn, could negatively impact our revenues and results of operations.

In January 2003, we discovered that our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details, individual tax numbers and other personal information of approximately 5 million of our subscribers, and is currently being sold in Russia on the black market. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of MTS, MegaFon, Delta Telecom and two other operators, were stolen and are currently available and being sold on CD-ROM.

We are currently engaging in an extensive internal investigation relating to this theft. While we do not believe that this was an internal security breach, we do not yet know the perpetrator of the theft.

The breach of security of our database and illegal sale of our subscribers’ personal information could adversely impact our reputation and may prompt lawsuits against us by individual and corporate subscribers. If such lawsuits were successful, we could have to pay significant damages, including consequential damages. It may also lead to a loss in subscribers and our inability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation.

While our subscriber base and revenues are constantly growing as we continue to grow our operations in Moscow and to expand into regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases and the increase of mass-market subscribers as a proportion of our overall subscriber mix. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Sales” and “—A. Operating Results.” This decline in our average monthly service revenues per subscriber may adversely affect our results of operation.

Our failure to implement the necessary infrastructure to  manage our growth could have a material negative affect on  our profits and results of operations.

Our billing system registers and debits the account of a subscriber for calls made by such subscriber one to two hours after such calls were made.  There is also an additional delay between the time that a subscriber’s balance reaches zero and the disconnection of such subscriber from our network.

During the first quarter of 2003, certain dealers and subscribers together fraudulently exploited these billing time lags by placing a sizeable amount of domestic and international long distance calls using subscriber accounts registered under false names. We discovered this fraud in March 2003, and estimate approximately $11 million in losses as a result of this dealer fraud.  We have taken measures to prevent further use of this scheme, such as requiring our subscribers to activate their long distance services in person at our service centers.  This, in turn, may cause us to lose subscribers who view the new requirement as burdensome and negatively affect our market share.

Our ability to successfully manage our business is contingent upon our ability to implement sufficient operational resources and infrastructure.  While we are in the process of implementing measures to prevent further dealer fraud of this kind, the failure or breakdown of key components of our infrastructure in the future, including our billing system, could have a material negative affect on our profits and results of operations.

If we cannot successfully develop our network, we will be unable to expand our subscriber base, and therefore, lose market share and revenues.

We plan to expand our network infrastructure in the following ways:

•      extend coverage and increase the capacity of our existing network in the Moscow license area;

•                  further develop our operations in Ukraine and Belarus and further develop coverage in St. Petersburg, Krasnodar, Nizhny Novgorod, Perm, Rostov and in the other regions in which we currently operate; and

•                  introduce service in the regions in which we have licenses and have not yet commenced operations.

Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable this expansion. For a discussion of our regional expansion, see “Item 4. Information on Our Company—A. History and Development—Regional Expansion.” Limited information regarding the potential regional markets into which we are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues. In addition, we have expanded and are likely to continue to expand our network through acquisitions. Although we are currently in discussions with mobile cellular telecommunications providers in various regions of the Russian Federation and countries of the CIS regarding potential acquisitions, we cannot give assurances that pending or future acquisitions will be completed on favorable terms or at all. Moreover, we may not be able to integrate previous or future acquisitions successfully or operate them profitably.

We also may face problems and complications that we are unaccustomed to dealing with during the course of our expansion into countries outside of the Russian Federation. For example, after we signed agreements for the acquisition of a majority stake in Ukrainian Mobile Communications (UMC) in November 2002, a lawsuit was filed in Ukraine seeking to prevent the sale by one of the selling shareholders, Ukrtelecom, of its shares in UMC.  Though this law suit was dismissed and our acquisition of a majority stake in UMC was consummated in March 2003, an additional law suit has been filed against Ukrtelecom in relation to its use of the purchase price we paid for Ukrtelecom’s stake.  We have not been a party to either of these lawsuits, but we cannot give assurances that the current claim against Ukrtelecom or any future claims relating to this transaction  will not challenge our purchase of Ukrtelecom’s stake in UMC.

The buildout of our network is also subject to risks and uncertainties which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia is subject to governmental certification, which must be renewed at least every three years. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. We also, at times, put our equipment into operation prior to receiving certification, which could lead to the seizure of such equipment.  To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to successfully expand our operations.

We have experienced substantial growth and development in a relatively short period of time. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. We have recently added two new vice president positions, subordinate only to our chief executive officer, in response to this growth. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

•                  stringent control of network buildout and other costs;

•                  the ability to integrate new acquisitions into our operations;

•                  continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

•                  increased marketing activities;

•                  the need to provide additional service centers; and

•                  hiring and training of new personnel.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia for personnel with relevant expertise is intense, due to the small numbers of qualified individuals. Our failure to successfully manage our growth and personnel needs could have a  material adverse affect on our business, operating performance and financial condition.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

Our ability to provide commercially viable services depends upon our ability to continue to interconnect cost-effectively with MGTS and other local, domestic and international telecommunications operators. Fees for interconnection are established by agreements with network operators and vary, depending on the network used and the nature of the call. We have entered into interconnection agreements with several local, domestic and international telecommunications operators, including MGTS and Rostelecom. Interconnection with these operators is required to complete calls originating on our network but terminating outside of it and to complete calls to our subscribers originating outside of our network.

Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services, causing us to lose subscribers, increase our costs and decrease our revenues. Although Russian legislation requires that operators of public switched telephone networks may not refuse to provide interconnections or discriminate against one operator in comparison to another, we believe that, in practice, some public network operators attempt to impede mobile operators by delaying interconnection applications and charging varying interconnect rates to different mobile operators and, in particular, more favorable rates to local mobile operators, potentially enabling our competitors to offer lower prices.

If frequencies currently assigned to us are reassigned to other users, or if we fail to obtain renewals of our frequency allocations, our network capacity will be restrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

There is a limited amount of frequency available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. While we believe that our current spectrum allocations are sufficient, we cannot be certain that frequency will be allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. A loss of assigned spectrum allocation which is not replaced by other adequate allocations could have a substantial impact on our network capacity. For example, on September 5,

2000, we received a letter from the State Service for Communication Control, a department of the Ministry of Communications. The letter cancelled the approval the State Service for Communication Control had given us in May 2000 for certain frequencies within the 900 MHz band in order to install base stations with restricted emanation, which we used primarily for the development of our network in the underground stations of the Moscow subway system. While the Department of Communications Control, also under the Ministry of Communications, halted the implementation of this letter on September 14, 2000, and on November 14, 2000, the Ministry of Communications reinstated these frequency allocations to us, there can be no assurance that future attempts will not be made to remove frequency allocations from us. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and we cannot assure you that such allocations will be renewed in a timely matter or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be restrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

We may be required to contribute to the cost of the Russian government’s 900 MHz frequency conversion which could negatively affect our financial results.

A program was approved by the Russian government in November 2001 providing for the transfer during 2002-2003 of the frequency used by air traffic control systems in order to allocate additional frequency for mobile communications. In the event that we and other mobile operators are required by the Russian government to finance the costs of such frequency transfer, our financial results could be negatively affected, and we may be forced to pass on some of this expense to our subscribers.

Because we lack full redundancy and insurance for our systems, a systems failure could prevent us from operating our business and lead to a loss of customers, damage to our reputation and violations of the terms of our licenses and contracts with customers.

We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center were unable to function, significant disruptions to our system would occur, including our inability to provide services. Disruptions in our services have occurred on August 3, 2000, December 15, 2000, January 23, 2001 and May 30, 2003, and there can be no assurance that these types of disruptions will not recur. These types of disruptions could lead to a loss of customers, damage to our reputation and violations of the terms of our licenses and contracts with customers. These failures could also lead to a decrease in value of  our securities, significant negative publicity and litigation.

Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a significant negative impact on our business.

Failure to fulfill the terms of our licenses, including the payment of license contributions, could result in their revocation.

Our licenses contain various requirements. These include participation in a federal communications network, adherence to technical standards, investment in network infrastructure and employment of Russian technical personnel. GSM operators are required to provide service to the federal government at regulated tariff rates. The amount and pricing of such services are subject to change and, if they were to materially and adversely change, so would our operating costs.

In addition, most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, we have made no payments to date pursuant to any of the current licenses which could require such payments. Further, we believe that we will not be required to make any such payments. If such payments would be required in the future, we believe that it would be limited to purchasing certain equipment for our own use in the related license area.

Each of our licenses also requires service to be started by a specific date. Each of our licenses, other than the licenses which cover the Moscow license area, also contains requirements as to the number of subscribers and required territorial coverage by specified dates. Our licenses for the Moscow license area contain requirements relating to network capacity. These requirements are subject to adjustment during the term of the license.

If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Decisions of the Ministry of Communications on suspension or termination of licenses may be appealed in court. To date, there have been no legal actions seeking to suspend or terminate any of our licenses, nor have we received any notice of violation with respect to any of our licenses.

However, if we fail to comply with the requirements of applicable Russian legislation, or we fail to meet the terms of our licenses, our licenses and other authorizations necessary for our operation may be suspended or revoked. A suspension or revocation of our licenses or other necessary governmental authorizations could negatively impact our business and results of operation.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors regarding our services could negatively affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. The loss of market share could negatively affect our revenues.

We must change the federal prefix telephone code used by many of our subscribers in the Moscow license area, which could result in an increase in churn and a loss of market share and revenues.

On July 6, 2001, in response to our request that we be allocated additional numbering capacity with federal prefix codes, the Ministry of Communications issued an administrative order pursuant to which we were allocated seven new federal prefix codes. This order also mandated that we stop using the “902” federal prefix code.We completed the process of migrating our subscribers with telephone numbers utilizing the “902” prefix code between June 6 and June 20, 2003. Although the changeover in federal prefix codes does not require any actions by subscribers, who have retained their seven-digit numbers and will continue to receive calls at their old “902” numbers through August 26, 2003, the change and unavoidable associated inconvenience may lead some subscribers to consider switching to other mobile cellular operators, increasing churn and possibly leading to a loss of market share and revenues.

We may be unable to obtain licenses for third-generation, or UMTS, mobile cellular services on commercially reasonable terms or at all, which would materially adversely affect our competitive position and limit our ability to expand our services, leading to a loss of customers and a decline in revenues.

The Ministry of Communications has previously stated that it expects to announce the procedures for the award of licenses for UMTS mobile cellular services during 2002, though, to date, no procedures have been announced. Depending upon the procedures adopted, we may be unable to obtain UMTS licenses on commercially reasonable terms or at all. Failure to obtain UMTS licenses for the Moscow and other license areas would materially adversely affect our ability to compete with operators who are able to operate these services and limit our ability to expand our services, leading to a loss of customers and a decline in revenues.

We engage in transactions with related parties, which may present conflicts of interest, resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s-length transactions.

We, our principal shareholders and their affiliates have engaged in several significant transactions among us and may continue to do so. We have purchased interests in various mobile telecommunications companies from Sistema and T-Mobile and entered into arrangements with affiliates of Sistema for advertising and insurance services. In addition, we have entered into interconnection and telephone numbering capacity purchase agreements with MGTS, Telmos and MTU-Inform, which are majority-owned by Sistema. Furthermore, we have entered into a number of arrangements with T-Mobile and its affiliates, including the agreements for the purchase of shares of UMC, and we have entered into a number of equipment lease agreements with Invest-Svyaz-Holding, one of our shareholders. Although we anticipate that all future related party transactions will be at arm’s-length, conflicts of interest may arise between us, our affiliates and our principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

We own less than 100% of a number of our subsidiaries. Under Russian law, certain transactions defined as “interested party transactions” require approval by disinterested members of the board of directors or shareholders of the companies involved. “Interested party transactions” include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company’s voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person’s relatives or affiliates, is

•                  a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•                  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•                  a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

Our subsidiaries engage in numerous transactions which require interested party transaction approvals in accordance with Russian law. These transactions have not always been properly approved, and therefore may be contested by minority shareholders. In the event that minority shareholders were to contest successfully existing interested party transactions among our subsidiaries, or prevent the approval of these transactions in the future, this could limit our operational flexibility and adversely affect our results of operations.

In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly-owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefor, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

Our controlling shareholders have the ability to exert significant influence over us and their interests may conflict with those of holders of our securities as they may make decisions that materially adversely affect your investment. In addition, because one of our controlling shareholders is also our competitor, it may have interests that conflict with those of holders of our securities.

Together our primary shareholders, T-Mobile and Sistema, control directly or indirectly approximately 78% of our voting shares. As a result, each of T-Mobile and Sistema have the ability to exert significant influence over certain actions requiring shareholder approval, including the election of directors and the declaration of dividends, and may have the ability to influence our policy. As such, decisions made by T-Mobile or Sistema may influence our business, results of operation and financial condition and these decisions may conflict with the interest of the holders of our securities. For example, Sistema and T-Mobile have expressed their intent to vote in favor of annual dividend distributions of not less than the equivalent of 25% of Mobile TeleSystems OJSC’s stand-alone net profits (as determined under Russian accounting standards).  In this connection, if these controlling shareholders were to vote in favor of declaring dividends constituting a significant proportion of our net profits, our cash flow and ability to finance our debt obligations or make capital expenditure investments and acquisitions of other companies could be materially adversely affected.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Distribution Policy.”

Further, on April 16, 2003 Sistema exercised its rights under a call option agreement entered into with T-Mobile dated March 12, 2003 to acquire directly and indirectly from T-Mobile 199,332,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. The acquisition was completed on April 25, 2003. As a consequence, Sistema now has a controlling interest over more than 50% of our shares. Sistema and T-Mobile also entered into a shareholders’ agreement dated March 12, 2003 governing certain important corporate actions. Decisions made by Sistema or otherwise by Sistema and T-Mobile pursuant to the terms of the shareholders’ agreement may conflict with the interests of the holders of our securities. For a description of the shareholders’ agreement between Sistema and T-Mobile see “Item 8. Financial Information—B. Significant Changes—Call Option and Shareholders’ Agreements between Sistema and T-Mobile.”

In addition, we compete directly with affiliates of Sistema. Sistema indirectly owns, through MGTS, 23.5% of Mobilnye Sistemy Svyazi, or MCC. Sistema also indirectly controls JSC Personal Communications, which operates a CDMA network in the Moscow license area. Ownership and involvement by this controlling shareholder in these competing businesses could result in the diversion of resources that otherwise could be invested by this shareholder in our business and could enable these other businesses to compete against us more effectively.

Risks Relating to Our Financial Condition

Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debts.

Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank from time to time has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

Substantially all of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar. These include capital expenditures and borrowings, including our U.S. dollar-denominated Eurobonds. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. In order to hedge against this risk, we link our tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this hedge is limited, however, as we may not be able to maintain our U.S. dollar linked tariffs due to competitive pressures in the event that the ruble devaluates against the U.S. dollar, leading to a loss of revenue in U.S. dollar terms. We do not engage in any other hedging arrangements. Additionally, if the ruble declines and tariffs cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our U.S. dollar-denominated Eurobonds. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses for us were approximately $1.1 million in 2000, $2.3 million in 2001 and $3.5 million for 2002. Continued devaluation of the ruble against the U.S. dollar could materially adversely affect us.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment.  Increased tax liability would increase total expenses.

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, as was the case for periods prior to 1998 and from 1999 through the current date, we can experience inflation-driven increases in dollar terms of certain of our costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, we may not be able to raise our tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

If we are unable to obtain adequate capital, we may have to limit our operations substantially, with a resulting negative impact on our operating results and loss of market share.

We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of our GSM network. We spent approximately $225 million in 2000, approximately $441 million in 2001, approximately $574 million in 2002 and expect to spend approximately $700 million in 2003 and $500 million in 2004 for the fulfillment of our capital spending plans, excluding spendings for acquisitions and expenditures relating to our non-Russian operations. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network would require substantial additional capital expenditures. However, future financing may not be sufficient to meet our planned needs in the event of the following potential developments:

•                  changes in the terms of existing financing arrangements;

•                  construction of the networks at a faster rate or higher capital cost than anticipated;

•                  need for greater than anticipated service and customer support;

•                  pursuit of new business opportunities that require significant investment;

•                  acquisitions or development of any additional licenses;

•                  slower than anticipated subscriber growth;

•                  regulatory developments;

•                  deterioration in the Russian economy; or

•                  changes in existing interconnect arrangements.

To meet our financing requirements, we may need to attract additional equity or debt financing. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could negatively impact our market share and operating results.

Our inability to obtain permission from the Central Bank of Russia pursuant to currency control regulations may hinder our ability to enter into certain hard-currency-denominated transactions.

Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

•                  direct investments, except investments from abroad, in the charter capital of a Russian company;

•                  payments with respect to real estate, except acquisition of real estate by non-residents and lease payments by non-residents;

•                  portfolio investments; and

•                  payments for export-import transactions with settlement over 90 days following completion.

These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. If we are unable to obtain Central Bank of Russia permissions for hard-currency-denominated transactions requiring such permissions, our ability to enter into such transactions may be hindered. In addition, in the event that we failed in the past to obtain Central Bank of Russia permissions for hard-currency-denominated transactions and borrowings requiring such permissions, such failure could result in severe penalties, including the unwinding of such transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management which, in turn, would negatively affect our business.

As of December 31, 2002, we had outstanding debt of approximately $391.0 million denominated in U.S. dollars and approximately $4.0 million denominated in euro. Although we have Russian Central Bank licenses to make payments of principal and interest on these loans, there is no assurance that we will be able to obtain similar licenses, if required, for future financings. In addition, the revocation of any of our Central Bank licenses or a breach by us of the terms of a Central Bank license could result in cash flow difficulties and fines and penalties. The loss of a Central Bank license may also constitute an event of default under certain of our agreements, which may result in the acceleration of some or all of our outstanding hard-currency-denominated debt.

Restrictions on investments outside of Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Currency regulations established by the Russian Central Bank restrict investments by Russian companies outside of Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 50% of those earnings into rubles within seven days from the date on which they were received, although the Russian legislature is currently considering legislation that would reduce the conversion requirement to a maximum of 30%. We earned around $43 million, $53 million and $83 million in foreign currency in 2000, 2001 and 2002, respectively, constituting around 8%, 6% and 6% of our total revenues, primarily from roaming agreements. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

Our major capital expenditures are generally denominated and payable in various foreign currencies, including the U.S. dollar and euro. As of December 31, 2002, we had $182.0 million and euro 118.8 million committed under contracts with foreign suppliers for the purchase of network infrastructure. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist, which could increase our costs when making payments in hard currency to suppliers and creditors.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

Sistema may not fulfill its obligation to make payments to us in connection with our loan from Ericsson, which would have an adverse effect on the anticipated increase in our shareholders’ equity and our cash position.

In December 1996, Rosico, our subsidiary that merged into us in June 2003, entered into a credit agreement with Ericsson Project Finance AB for a five-year credit facility, with an original principal amount of $60 million and repayment now extended to February 2006. During 2003, Ericsson assigned this loan to Salomon Brothers Holding Company on the same terms and conditions.

As of December 31, 2002, the principal amount outstanding on this credit was $30 million.  In connection with our acquisition of Rosico in 1998, Sistema agreed to indemnify Rosico for this loan and all related obligations. Under the indemnification agreement, a significant portion of payments we receive from Sistema is in exchange for the issuance by us of long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052. The carrying amount of these notes is negligible for our financial statements.

Sistema, notwithstanding its obligation, did not make any payments to us under the indemnity until 2000. While Sistema has been making the scheduled payments to us under the indemnity since that time, any further failure by Sistema to meet its obligations could have an adverse effect on the anticipated increase in our shareholders’ equity and on the anticipated improvement in our cash position.

We recorded the receivable from Sistema in our financial statements as both additional paid-in capital as well as a direct reduction to our shareholders’ equity. As a result, as payments are made, they have a positive effect on our shareholders’ equity and our cash position.

Our debt facilities contain restrictive covenants, which may limit our ability to engage in various activities.

The indentures relating to our $400 million Eurobond offering and to our $300 million Eurobond offering contain covenants limiting the ability of the issuer, us and our subsidiaries to incur debt, create liens and lease properties sold or transferred by us. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow, St. Petersburg and Krasnodar license areas. Failure to comply with these covenants could cause a default under the issuer’s debt obligations and result in the debt and, consequently, our guarantees, becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

If a change in control occurs, our Eurobond noteholders may require us to redeem notes not previously called for redemption, which will have a negative impact on our cash flow and results of operation.

The notes issued in connection with our Eurobond offerings provide that, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. Under the terms of our Eurobonds maturing in 2004, a change in control will be deemed to have occurred in any of the following circumstances:

•                  Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

(i)                                     any acquisition by Sistema, T-Mobile or their respective subsidiaries that results in the 50% threshold being exceeded if, immediately following such transaction, each of Sistema (together with its subsidiaries) and T-Mobile (together with its subsidiaries) beneficially owns more than 25% of the total voting power of all shares of our common stock; and

(ii)                                  any acquisition by us, our subsidiary or our employee benefit plan.

•                  We merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema and T-Mobile together do not beneficially own at least 50% of the total voting power of all shares of common stock of such entity and, individually, do not beneficially own more than 25% of the total voting power of all shares of common stock of such entity.

•                  We no longer beneficially own more than 50% of the issuer’s share capital.

Our Eurobonds maturing in 2008 contain a similar change in control definition.

If a change in control occurs, and our noteholders exercise their right to require us to redeem all of their notes not previously called for redemption, such event will have a negative impact on our cash flow and results of operation.

Risks Relating to Our Industry

We face increasing competition from existing licensees that may result in reduced operating margins, loss of market share and diminished value in our services, as well as lead us to make different pricing, service or marketing decisions.

The Russian mobile cellular telecommunication services market is becoming increasingly competitive. The trend in Russian government licensing policies has been to increase competition among mobile cellular telecommunication service providers. Russian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition may result in reduced operating margins, loss of market share and diminished value in our services, as well as different pricing, service or marketing policies.

Our principal competitors in the Moscow license area are VimpelCom and Sonic Duo. VimpelCom is 25% owned by the Russian financial industrial conglomerate Alfa Group and 25% owned by Telenor. It operates both D-AMPS and dual-band GSM networks and had a 52% market share in the Moscow license area as of December 31, 2002, according to Advanced Communications & Media Limited, or AC&M-Consulting. Sonic Duo is part of the MegaFon group and, as discussed below, began commercial operations in Moscow in November 2001. It has a dual-band GSM network in the Moscow license area and had a 4% market share as of December 31, 2002, according to AC&M-Consulting.

In the North-West region, where St. Petersburg is located, our principal competitor is MegaFon, currently the principal operator in that region with a 56% market share as of December 31, 2002 according to AC&M-Consulting. MegaFon, formerly known as North-West GSM, is part of the MegaFon group and was the first company to provide GSM-standard mobile cellular communications services in the North-West region. In addition, in 2002 and 2003, VimpelCom was awarded licenses to operate a GSM 900/1800 network in the North-West region, which includes St. Petersburg, and launched its operations there in April 2003.

We also face competition in the regional license areas from operators in the MegaFon group and VimpelCom’s regional operators, as well as from smaller, local operators, such as Nizhny Novgorod Cellular Communications, which is our primary competitor in Nizhny Novgorod. See “Item 4. Information on Our Company—B. Business Overview—Sales and Marketing—Competition” for further description of our competitors.

The creation of MegaFon through the merger of Sonic Duo, North-West GSM and several other regional operators resulted in a new competitor that may receive preferential treatment from the federal government and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

Russia’s third largest mobile communications provider is MegaFon, which is comprised of the former North-West GSM, Sonic Duo, Mobicom-Caucasus, Mobicom-Kirov, Mobicom-Novosibirsk, Mobicom-Khabarovsk, MCC-Povolzhje, Volzhsky GSM and Ural GSM. The most established company in the MegaFon group is North-West GSM, which has been renamed and operates under the brand name MegaFon, and had approximately 1.5 million subscribers in the North-West region as of December 31, 2002, according to AC&M-Consulting.

The nine companies comprising the MegaFon group together hold licenses to provide GSM 900/1800 cellular communications service in all 89 regions of the Russian Federation, a territory populated by 145 million people. In addition, all of the MegaFon companies have instituted a unified intra-network roaming tariff and are expected to introduce unified tariffs in each of the regions in which they operate. These factors could undermine our plans to expand in regions outside of the Moscow license area and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network. Operators in the MegaFon group currently, or are expected to, compete with us in the North-West region, which includes St. Petersburg, and in the South, Volga, Ural, Siberia and Far East regions.

According to press reports, MegaFon is owned by Telecominvest, CT Mobile, and TeliaSonera, a leading Swedish telecommunications operator. In turn, Telecominvest is 15% owned by North-West Telecom, a subsidiary of Svyazinvest, and 29.5% by TeliaSonera. Svyazinvest is effectively controlled by the Russian federal government.

Press reports have pointed to the previous involvement of federal government officials, including the current Minister of Communications, in entities owned by MegaFon as a potential reason for preferential treatment in regulatory matters. This could result in an uneven regulatory playing field and give MegaFon an advantage over us in competing for additional frequency allocations or new licenses. For instance, the temporary loss of frequency allocation in Moscow we suffered in the fall of 2000 has been linked in press reports to Sonic Duo’s need for frequency allocation.

MegaFon may also receive significant financial assistance from its major shareholders.  The company has also announced its intention to conduct an initial public offering which, if consummated, could provide MegaFon with a substantial amount of capital to invest into its network.

Our reliance on the GSM standard may prevent us from competing effectively against other existing technologies and new technologies, causing us to lose subscribers and associated revenues.

The adoption of UMTS may also increase the competition we face. In Russia, the Ministry of Communications expects to complete preparatory work for license tenders for third-generation mobile cellular standards in the near future. The UMTS standard is significantly superior to existing second-generation standards such as GSM, and given our reliance on the GSM standard, we may not be able to develop a strategy compatible with this or any other new technology. The technology we currently use may become obsolete or uncompetitive, and we may not be able to acquire new technologies necessary to compete on reasonable terms. In addition, expenditures in connection with new technology may adversely affect our ability to expand in other areas.

The Ministry of Communications has granted licenses based on code division multiple access, or CDMA, technology for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both mobile and fixed services. Although CDMA technology is currently classified in Russia as a fixed radio telephone service, it may be used for mobile communications, and there is a risk that it may be offered for use via portable handsets. If CDMA operators were able to obtain permission to offer mobile CDMA services, they would operate in direct competition with us.

The regulatory environment for telecommunications in Russia is uncertain and may be subject to political influence, resulting in negative regulatory decisions on other than legal grounds.

We operate in an uncertain regulatory environment. There is no comprehensive legal framework with respect to the provision of telecommunication services in Russia and in other areas in which we currently or may in the future operate, although a number of laws, decrees and regulations apply to the telecommunications sector. In particular, in Russia, the telecommunications system is regulated by the Ministry of Communications, largely through the issuance of licenses and instructions, and officials of the Ministry of Communications have a high degree of discretion.

In this environment, political influence could be exerted to affect regulatory decisions against us, and we cannot assure you that regulators will not challenge our compliance with applicable laws, decrees and regulations. Although Sistema, one of our principal shareholders, has no formal ties with the Mayor of Moscow, Yuri Luzhkov, it has been linked in press reports to him. We believe the likely source of such press reports is the fact that the controlling shareholder and Chairman of the Board of Sistema, Vladimir P. Evtushenkov, for many years worked at the government of Moscow as Mr. Luzhkov’s advisor. Because Mr. Luzhkov has been, at times, politically adverse to President Putin, in the event of a political clash between the two politicians, some commentators in the press have suggested that President Putin could seek to exert pressure against Mr. Luzhkov through attacks on companies perceived as linked to him, such as Sistema and us. If those commentators are correct, this could result in regulatory decisions against us on other than legal grounds, potentially increasing our costs and leading to negative impacts on our business or reducing our rights under our licenses.

Because of limitations on the rights of license holders and the need to have a license reissued in the event of a merger, our ability to integrate our networks may be restricted, thus preventing us from offering integrated network services.

As our regional development program proceeds, we intend to integrate our various networks to create a single, unified GSM network. The Federal Law on Communications and other telecommunications regulations prohibit the transfer or assignment of licenses and require that telecommunications services must be provided by the licensee only. Further, Letter No. 1805 of March 25, 1999, issued by the Ministry of Communications, requires that agreements for the provision of telecommunications services must be concluded and performed only by the licensee. This requirement has been an important factor in our recent acquisitions. As we are unable to buy licenses, we must rather purchase the company holding the license. We also must continue to operate through such company in its license area by entering into agency, lease, services and similar agreements.

To date, the Ministry of Communications has not challenged agreements between licensees and third parties in connection with the provision of services under a license. We have entered into a series of agreements with a number of our subsidiaries for the provision of network construction services, the lease of mobile switching centers and related services. The Ministry of Communications may change its position and view these agreements as violating the general prohibition on the transfer or assignment of licenses.

Additionally, Russian law requires that, in the event of a merger, a license held by either of the merging entities must be reissued to the successor entity, rather than simply transferred. We intend to continue to merge with our wholly-owned subsidiaries as part of our efforts to integrate our networks. Failure to receive a new license as part of a merger would result in the loss of our ability to operate in that license area and might prevent us from attempting future mergers.

Restrictions on our ability to enter into contracts with our subsidiaries, or the failure to receive a new license in the event of a merger, would restrict our ability to create a single, unified GSM network, reducing our ability to attract and retain subscribers and compete with a federal, country-wide licensee in the event that such a license was granted.

Regulatory uncertainties affecting the renewal of our licenses could result in an inability to renew our licenses or increases in our obligations and a reduction of our rights under the terms of a renewed license, increasing our costs and limiting our service area.

Our licenses expire in various years from 2004 to 2012 and may be renewed upon application to the Ministry of Communications. For example, our GSM license with frequency allocation in the 900 MHz band covering the Moscow license area expires in December 2004. Officials of the Ministry of Communications have broad discretion in deciding whether to renew a license, and we cannot assure you that our licenses will be renewed after expiration. If our licenses are renewed, they may be renewed with additional obligations, including payment obligations, or for reduced service areas. Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses, particularly for the Moscow license area, could significantly diminish our service area and decrease our subscriber numbers.

If we were categorized as a monopoly, our tariffs could be reduced and our commercial activities restricted, significantly affecting our results of operations.

Under Russian legislation, the Russian Ministry for Antimonopoly Policy  may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area. As of December 31, 2002, the Russian Ministry for Antimonopoly Policy  has categorized us and our subsidiaries Rosico, CJSC Kuban GSM and UDN 900 as companies with a market share exceeding 35%.  This classification, in turn, gives the Ministry the power to impose certain restrictions on the businesses of those entities including the pre-approval of direct acquisitions of assets or shares in other entities as well as the pre-approval of related party transactions.  While we do not believe that there is a basis to categorize any of our entities as a dominant force, any determination to this effect could result in the regulation of our tariffs and restrictions on our commercial activities. Therefore, we attempt to avoid classification as a dominant force in the market, which, in turn, negatively impacts our ability to expand.

If we or any of our subsidiaries were classified as a dominant market force, the imposition of government-determined tariffs could result in competitive disadvantages, a decrease in our subscriber base and a significant decline in revenues. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets would negatively affect our plans for expansion and could reduce our subscriber base. Moreover, we could be required to make additional license applications at additional unexpected cost.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the recent growth in fixed and mobile telephone use in Moscow, the city’s “095” code has reached numbering capacity limits and an additional code or codes are expected to be introduced in the future. Calls between a new code and another code will require callers to dial through “8,” the long distance dialing prefix, which is also used by our “federal” number subscribers. See “Item 4. Information on Our Company—B. Business Overview—Sales and Marketing—Tariffs” for a description of our 11-digit federal telephone numbers. The overtaxing of these long distance lines may inconvenience our federal number subscribers by causing incoming and outgoing calls to have lower completion rates. Resolving these issues will require additional investment. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks.

Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make such investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make such investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial.

Alleged medical risks of cellular technology may subject us to negative publicity or litigation in Russia, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

The significant environmental damage suffered by Russia during the communist era has increased public sensitivity to health risks arising from technology. Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets or press reports in Russia of any litigation relating to such risks could materially adversely affect us, including in the following ways:

•                  reduced subscriber growth;

•                  reduced usage per subscriber;

•                  increased number of product liability lawsuits;

•                  increased difficulty in obtaining sites for base stations; and/or

•                  reduced financing available to the wireless communications industry.

Computer viruses may harm our network’s operating ability.

As mobile phones increase in technological capacity, they are becoming increasingly subject to computer viruses. These viruses can replicate and distribute themselves throughout a network system, slowing the network through the unusually high volume of messages sent across the network, in addition to affecting data stored in individual handsets. We cannot be sure that we will not be the target of a virus, or if we are, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that such a virus will not overload our network, causing significant harm to our operations.

Risks Relating to the Russian Federation

Economic Risks

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

•                  significant declines in gross domestic product;

•                  hyperinflation;

•                  an unstable currency;

•                  high government debt relative to gross domestic product;

•                  a weak banking system providing limited liquidity to Russian enterprises;

•                  high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•                  significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•                  widespread tax evasion;

•                  growth of a black and gray market economy;

•                  pervasive capital flight;

•                  high levels of corruption and the penetration of organized crime into the economy;

•                  significant increases in unemployment and underemployment; and

•                  the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Russian Central Bank stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the revocation of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation—will continue or will not be abruptly reversed. A decline in international oil and gas prices, the strengthening of the ruble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia’s economy and our business in the future.

Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. During the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye region seriously disrupted the local economy. Additionally, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

Fluctuations in the global economy may adversely affect Russia’s economy and our business.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

Political Risks

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of our securities.

Governmental instability could adversely affect the value of investments in Russia and the value of our securities.

The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and even accelerated the reform process, he may adopt a different approach over time. The value of investments in Russia and the notes could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could negatively affect the value of investments in Russia.

The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia, including in the value of our securities.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and, thus, could have a material adverse effect on an investment in our securities.

Risks associated with the Russian legal system include:

•                  inconsistencies between and among laws, Presidential decrees and Russian governmental, ministerial and local orders, decisions, resolutions and other acts;

•                  conflicting local, regional and federal rules and regulations;

•                  the lack of judicial and administrative guidance on interpreting Russian legislation;

•                  the relative inexperience of judges and courts in interpreting Russian legislation;

•                  corruption within the judiciary;

•                  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as revocations of our licenses; and

•                  poorly developed bankruptcy procedures that are subject to abuse.

Additionally, several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Lack of independence and experience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our securities.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on us.

Unlawful or arbitrary government action may have an adverse affect on our business and the value of an investment in our securities.

Governmental authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also used common defects in matters surrounding the documentation of financing activities as pretexts for court claims and other demands to invalidate such activities and/or to void transactions, often for political purposes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our securities.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another. The person capable of determining such decisions is called an effective parent. The person whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•                  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•                  the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, in our position as an effective parent, we could be liable in some cases for the debts of our effective subsidiaries. This liability could materially adversely affect us.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders, including holders of our ADSs and GDRs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•                  a reorganization;

•                  the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

•                  the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated, according to the Russian accounting standards, at the time the matter at issue is voted upon, could have an adverse effect on our cash flow and our ability to service our indebtedness.

Limitations on foreign investment could impair the value of your investment in our securities and could hinder our access to additional capital.

Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard. Because the telecommunications industry is widely viewed as strategically important to Russia, governmental control over the telecommunications industry may increase, and foreign investment in or control over the industry may be limited. Any such increase in governmental control or limitation on foreign investment could impair the value of your investment in our securities and could hinder our access to additional capital.

Changes in the Russian tax system could materially adversely affect an investment in our securities.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•                  income taxes;

•                  value-added taxes;

•                  turnover taxes;

•                  excise taxes; and

•                  social contributions.

Additionally, each region may establish a regional sales tax applicable to sales of goods and services to individuals at a rate of up to 5%. Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit, respectively, of another of our entities. In accordance with legislation that entered into force on January 1, 2002, domestic dividends will be subject to withholding tax at 6%, though in the case of dividends flowing through a multitiered corporate structure, taxation at each level of dividend payment may be reduced.

The taxation system in Russia is subject to varying interpretations, frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances in the past, new taxes have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. We also prior to 2003 refused to pay a certain levy imposed by government decree rather than established as prescribed under Russian law, though a recent Russian Supreme Court decision upheld the validity and enforceability of this levy, and we have begun paying this levy for periods commencing January 1, 2003. See “Item 4. Information on Our Company—B. Business Overview—Government Regulation—Licensing of Telecommunications Services and Radio Frequency Allocation.” This uncertainty exposes us to potentially significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and suspension or termination of our licenses. To date, the system of tax collection has been relatively ineffective.

There is a risk of imposition of new taxes on us, which could adversely affect the value of our securities. During 2000 and 2001, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties.

Even if further reforms of the tax code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

In addition, in June 2003, the Russian Legislature passed a new draft Law on Communications which is now subject to the approval of the President of the Russian Federation. This draft contains a provision establishing a fund to support the provision of telecommunications services throughout the Russian Federation. This would be funded by an industry levy applied to the revenues of telecommunication service providers. The draft also contemplates funding of the Department for Supervision of Communications and Informatization, a department of the Ministry of Communications, through an industry levy on revenues of telecommunication service operators. The draft provides that the amount of these additional levies will be determined by the executive branch of the government once the law is passed by the Russian legislature. If this law is adopted in its current form, these additional levies will adversely affect our results of operations.

Social Risks

Crime and corruption could disrupt our ability to conduct our business as we have in the past and could materially adversely affect our financial condition and results of operations.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption may in the future bring negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect the value of our securities.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

Risks Relating to the ADSs, Notes and the Trading Market

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, you would lose all the money you have invested.

Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This would be different from the way other jurisdictions, such as the states of the United States, treat ADSs. In those jurisdictions, although shares may be held in the depositary’s name or to its order and it is therefore a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In those jurisdictions, no action against the depositary, the legal owner, would ever result in the beneficial owners losing their shares. Because Russian law may not make the same distinction between legal and beneficial ownership, it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. We do not know yet whether the shares underlying ADSs may be seized or arrested in Russian legal proceedings against a depositary. There is a lawsuit pending in the Russian courts against a depositary bank other than Morgan Guaranty Trust Company of New York that could result in the seizure of various Russian companies’ shares represented by ADSs. If this lawsuit is decided against the depositary bank involved, and if the shares are seized or arrested, the ADS holders involved will lose their rights to the underlying shares.

Because the rights of nominee holders and depositaries are not well developed, you will be unable to exercise your voting rights and may not be able to obtain some of the benefits due to you as a holder of our ADSs.

The Federal Law on the Securities Markets provides that shares may be held by nominees entitled to receive dividends and to vote the shares on behalf of the beneficial owner upon receipt of the appropriate instructions from the beneficial owner.  The nominee is required to provide information on the beneficial holder of the shares upon the demand of the registrar.  However, foreign depositary banks for ADSs are not currently recognized as nominee holders under Russian law and, therefore, cannot vote the shares underlying the ADSs as a nominee.  Rather, a foreign depositary bank may only vote the shares underlying the ADSs as the beneficial owner of these shares.  Since Russian law prohibits a shareholder from voting in more than one way on any agenda item, a foreign depositary bank cannot vote the shares it holds on behalf of ADR holders other than as a block.  While the Russian Federal Commission on Securities Markets has indicated that it intends to issue regulations allowing foreign depositary banks to vote on behalf of ADR holders, until the applicable Russian legislation is changed to allow foreign depositary banks to vote shares other than as a block, the shares underlying our ADSs may not be voted other than as a block.  Further, in the past, nominees have reportedly experienced difficulty in convincing registrars of their right to represent the beneficial holder and in convincing tax authorities of the right of beneficial holders to obtain the benefits available under an applicable tax treaty.  This could result in your being unable to obtain some of the benefits due to you as a holder of our ADSs.

Even if Russian legislation is amended to allow for voting of our ADSs, your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs.

Even if Russian legislation is amended to allow for voting of our ADSs, you will be able to exercise voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.  However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you.  For example, our charter requires us to notify shareholders at least 30 days in advance of any meeting.  Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

As an ADS holder, you, by comparison, will not receive notice directly from us.  Rather, in accordance with the deposit agreement, we will provide the notice to the depositary.  The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders.  To exercise your voting rights, you must then instruct the depositary how to vote its shares.  Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of common shares.  ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.  Except as described in this document, you will not be able to exercise voting rights with respect to the shares of common stock that will underlie the ADSs.

You may be unable to repatriate your earnings from our ADSs.

The Federal Law on Foreign Investments in the Russian Federation specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the Russian exchange control regime may materially affect your ability to do so.

Russian currency control legislation pertaining to payment of dividends provides that ruble dividends on common stock may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident.

Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs in Russia to Russian residents. However, Russian currency control legislation will affect the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without a Central Bank license, Russian residents must purchase securities for rubles and may not purchase foreign-currency denominated securities, such as our ADSs. Additionally, the repatriation of proceeds from the sale of securities in Russia may be subject to costs and delays.

The ability of the depositary and other persons to convert rubles into U.S. dollars or another foreign currency is also subject to the availability of U.S. dollars or other foreign currency in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars and other foreign currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

Future sales of common stock or ADSs may affect the market price of our common stock and ADSs.

Sales, or the possibility of sales, of substantial numbers of shares of our common stock or ADSs in the public market could have an adverse effect on the market trading prices of the ADSs.  Our subsequent equity offerings may reduce the percentage ownership of our shareholders.  Newly issued preferred stock may have rights, preferences or privileges senior to those of common stock.

Foreign judgments may not be enforceable against us.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments. The indentures relating to our Eurobond offerings, provides that controversies, claims and causes of action brought by any party thereto against us may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders, and corruption.

Other Risks

We have not independently verified information regarding our competitors, nor have we independently verified official data from Russian government agencies.

We have derived substantially all of the information contained in this document concerning our competitors from publicly available information, including press releases and filings under the U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies.

Because no standard definition of a subscriber exists in the mobile telecommunications industry, comparisons between subscriber data of different companies may be difficult to draw.

The methodology for calculation of subscriber numbers varies substantially in the mobile telecommunications industry, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. Therefore, comparisons of subscriber numbers and churn between different mobile cellular communications companies may be difficult to draw.

Item 4.                                    Information on Our Company

A.     History and Development

Mobile TeleSystems CJSC, our predecessor, was formed in 1993. The founding shareholders included the Moscow City Telephone Network, or MGTS, and three other Russian telecommunications organizations, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Our two principal shareholders are currently JSFC Sistema and T-Mobile International AG&Co KG (referred to herein as T-Mobile). Sistema, a Russian financial industrial group, owns 40.8% of our share capital directly, and owns 100% of Invest-Svyaz-Holding, which in turn owns 8.0% of our share capital. Sistema also owns 51% of VAST, which in turn owns 3% of our share capital. T-Mobile, a wholly-owned subsidiary of Deutsche Telekom, directly owns 25.1% of our share capital.

Mobile TeleSystems OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. In accordance with Russian merger law, MTS CJSC and RTC CJSC ceased to exist and MTS OJSC was created with the assets and obligations of the predecessor companies. Our charter was registered with the State Registration Chamber on March 1, 2000, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs, on the New York Stock Exchange under the symbol “MBT.” Each ADS represents 20 underlying shares of our common stock.

Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. We operate primarily in the Russian Federation under the commercial names “Mobile TeleSystems” and “MTS.” We also operate in Ukraine and in Belarus through our subsidiaries Ukrainian Mobile Communications and Mobile TeleSystems LLC, respectively. Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 095 911 6553.  We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our registered agent for service of process.

On June 9, 2003, our wholly-owned subsidiary Rosico merged into us pursuant to a shareholders’ resolution approving the merger and a merger agreement.  In connection with this merger, the telecommunications licenses held by Rosico were reissued to us as the legal successor of this company. The intent of this merger is to reduce financial, managerial and other expenses connected with providing communication services in the territories in which Rosico currently operates. Upon completion of the merger, Rosico shares were redeemed and there was no alteration in the amount of our authorized capital.

We also intend to merge our subsidiary ACC into us during 2004 pursuant to a shareholders’ resolution passed in April 2003 approving such merger.

MTS CJSC inaugurated service in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, we have continued to grow by applying for GSM licenses in new regions, investing in new GSM licensees, increasing our ownership percentage in these licensees and acquiring existing GSM license holders and operators. As of December 31, 2002, we had licenses to operate in both the 900 and 1800

MHz frequency bands in 56 regions, were operating in 47 of these regions, and plan, in the near future, to commence operations or initiate studies for the commencement of operations in the nine other regions.

We completed Eurobond offerings through Mobile TeleSystems Finance S.A., our 100% beneficially-owned subsidiary, on December 21, 2001 and March 20, 2002. The 10.95% notes, $250 million of which were issued on December 21, 2001, at 99.254%, and $50 million of which were issued on March 20, 2002, at 101.616%, were issued under an indenture dated December 21, 2001, and are part of the same series. These notes are guaranteed by us and mature on December 21, 2004. They are listed on the Luxembourg Stock Exchange. The net proceeds from these offerings of $294.4 million have been used for general corporate purposes, including acquisitions of regional mobile operators.

We completed a $400 million Eurobond offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes were issued under an indenture dated January 30, 2003. These notes are guaranteed by us and mature on January 30, 2008. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $396.1 million have been partially used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in Ukrainian Mobile Communications in March and June 2003, respectively, and other acquisitions of mobile operators in Russia. The remaining proceeds are maintained in U.S. dollar-denominated deposit accounts with the Moscow Bank for Reconstruction and Development.

Acquisitions

Since 1998, we have entered into the following transactions:

•                  In early 1998, MTS CJSC took a 24.8% founding stake in ReCom and acquired an additional 25.1% from Sistema later the same year. Our acquisition in 2001 of an additional 4% increased our ownership percentage to 53.9% and gave us operating control of ReCom;

•                  In 1998, MTS CJSC acquired 80% of Rosico from Sistema. In 2000, we acquired the remaining 20% of Rosico from Sistema’s affiliates (9.5%), Siemens (10%) and T-Mobile (0.5%);

•                  In 1998, MTS CJSC acquired 100% of RTC CJSC, with which it subsequently merged in our formation;

•                  In 1999, MTS CJSC acquired 100% of ACC;

•                  In 1999, MTS CJSC acquired 51% of UDN-900;

•                  In 2000, we acquired 51% of MSS. Our acquisition in 2001 of an additional 32.5% increased our ownership of MSS to 83.5%;

•                  In May 2001, we acquired 100% of Telecom XXI, which holds dual-band licenses in 10 regions, including St. Petersburg;

•                  In August 2001 and November 2002, we acquired 81% and 19%, respectively, of Telecom-900, which owns a controlling stake in three regional operators, including FECS-900 (60%), Uraltel (53%) and SCS-900 (51%);

•                  In March 2002, we acquired a 51% controlling stake in Krasnodar-based CJSC Kuban GSM. Our acquisition in October 2002 of an additional 1.7% increased our ownership of Kuban GSM to 52.7%;

•                  In May 2002, we acquired 100% of BM-Telecom, a telecommunications services provider in the Bashkortostan Republic;

•                  In July 2002, we acquired 100% of Mobicom-Barnaul, a GSM 900 mobile operator in the Altai region, which we renamed MTS-Barnaul in September 2002;

•                  In September and October 2002, we acquired 66.6% and 33.3%, respectively, of Dontelecom, a GSM 900/1800 mobile operator in the Rostov region;

•                  In October 2002, we acquired 100% of Bit LLC, which holds GSM 900 licenses for four regions of Russia.

•                  In March and June 2003, we acquired 57.7% and 26.0%, respectively, of Ukrainian Mobile Communications, a provider of GSM 900/1800 mobile services in Ukraine.

•                  In April 2003, we acquired 51% of the common shares and 50% of the preferred shares in TAIF Telcom, which provides mobile services in the GSM 900/1800 standard in the Republic of Tartarstan and in the Volga region of Russia.

Regional Expansion

In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. During 2002, we began operations in 12 Russian regions and acquired controlling stakes in five existing regional mobile operators. For a listing of our regional acquisitions see “—A. History and Development—Acquisitions” above.

St. Petersburg is among the key regions in Russia that we have focused on in developing and expanding our commercial operations. Telecom XXI, which we acquired in May 2001 for approximately $50 million, has GSM 900 and 1800 licenses to operate in 10 regions of Russia: the city of St. Petersburg, Leningrad region, the Republic of Karelia, Nenetsky autonomous district, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region and Pskov region. The total population of Telecom XXI’s license areas is 13.1 million people, and it had no subscribers at the time of our acquisition. We launched our network in St. Petersburg on December 11, 2001, and as of December 31, 2002, we had over 775,000 subscribers in St. Petersburg. Our network is also operational in each of the other nine regions covered by the Telecom XXI licenses.

We have also expanded into the Krasnodar region with our acquisition of a 51% stake in Krasnodar-based CJSC Kuban GSM in March 2002 for $71.4 million and an additional 1.7% stake in October 2002 for $5.0 million. The placement report for our acquisition of the additional 1.7% stake was registered in March 2003. Kuban GSM is currently Russia’s largest mobile operator in the regions outside of Moscow and St. Petersburg in terms of subscribers. As of December 31, 2002, Kuban GSM had approximately 844,000 subscribers and operated in the most populous areas of the Krasnodar region, including Sochi, Krasnodar and Novorossisk.

One of the existing shareholders of Kuban GSM, KubTelecom LLC, has an option to put to us the company’s remaining shares. This option will be exercisable at the market price for the Kuban GSM shares from the date that is two years from our purchase of the 51% stake until February 15, 2006. We also have an option to buy some or all of these shares under the same conditions. We can give no assurance that this option will be exercised on favorable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations” and “—If we cannot successfully develop our network, we will be unable to expand our subscriber base and, therefore, lose market share and revenues.”

In addition to our regional expansion within Russia, we have also begun to expand our commercial operations outside of Russia. In particular, in September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic for a GSM 900/1800 license to operate in Belarus. Belarus had a population of approximately 10 million and a nationwide mobile penetration rate that we estimate was at 4.7% as of December 31, 2002. Pursuant to the tender conditions:

•                  we formed a joint venture in Belarus, Mobile TeleSystems LLC, and contributed approximately $2.5 million for 49% of the share capital of the company, the other 51% of which is held by a state-owned enterprise;

•                  we paid a lump sum of $10 million to the government of Belarus;

•                  the joint venture made a one-time payment of $5 million (which was funded by a $5 million loan from us to the joint venture) and will make annual payments of $60,000 to the government of Belarus for the GSM 900/1800 license that is held by the joint venture; and

•                  we will pay $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

On June 26, 2002, we received all of the governmental approvals and licenses required to commence operations in Belarus. We began operations in Belarus on June 27, 2002. We plan to pay $6 million to the government of Belarus in annual installments of $1.2 million from 2003 through 2007, as provided by the tender conditions.  See Note 22 to our consolidated financial statements for further description of our investments in Mobile TeleSystems LLC.

Under the terms of the tender, the license will be valid for ten years, after which it may be prolonged for two additional five-year periods, as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom’s license was issued in 1998 and is also valid for ten years and may be renewed for two additional five-year periods. Velcom is a joint venture between two Belarussian state enterprises, Beltelecom and Beltechexport, which jointly own 51%, and SB Telecom, a Cypriot company owning 49%.

Our joint venture plans to spend up to $75 million in 2003 for network development in Belarus. We initially plan to develop full GSM 900 and 1800 networks in Belarus’ major cities, including Minsk and the Minsk region, Gomel, Mogilev and the Brest region, as well as to cover certain major highways, including the Moscow-Brest highway and train route. In addition, we expect to develop our network in certain areas near Belarus’ border with Ukraine and Russia.

In March 2003 we purchased a 57.7% stake in Ukrainian Mobile Communications, or UMC, for $194.2 million. We purchased a 16.3% stake from KPN, a 16.3% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003 we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%.

In addition, in November 2002 we entered into a put and call option agreement with TDC for the purchase of its 16.3% stake in UMC which was contingent upon our prior purchase of the 57.5% majority stake in UMC. The put option is exercisable by TDC from August 5, 2003 to November 5, 2004 at an exercise price to be calculated based upon UMC’s financial performance during the year preceding TDC’s election to exercise its put option. The put option is subject to a minimum exercise price of $55 million, but the actual put exercise price could be substantially higher. The call option is exercisable by us from May 5, 2003 to November 5, 2004 at an exercise price of $85 million plus interest accrued from November 5, 2002 to the date of completion of the purchase at 11% per annum.  If this option is exercised, we will own a 100% stake in UMC.

Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC has agreed to restructure, and we have agreed to guarantee, such indebtedness, which totals $58.1 million.

B.     Business Overview

We are a leading provider of mobile cellular communications services in the Russian Federation and employ technology based exclusively on Global System for Mobile Communications, or GSM. As of December 31, 2002, we had approximately 6.6 million subscribers in Russia, making us the largest mobile cellular operator in Russia in terms of subscribers. In addition, we were the largest mobile operator in Russia in terms of net revenues, generating $535.7 million during 2000, $893.2 million during 2001 and $1.4 billion during 2002.

As of December 31, 2002, we had licenses to operate in 56 regions of Russia with a population of approximately 110.2 million people, or approximately 75.9% of the country’s total population. As of December 31, 2002, we had commenced commercial operations in 47 of these regions, with a combined population of approximately 100.4 million people, including approximately 17.0 million in the Moscow license area and approximately 14.0 million in the North-West license area, which includes St. Petersburg. Since December 31,

2002, we have acquired licenses for 10 additional regions in Russia, covering a population of approximately 20.9 million, and have commenced operations in 18 additional regions.

The Moscow license area, which encompasses the City of Moscow and the Moscow region, remains our principal market in terms of revenues, although today more than one-half of our total subscriber base resides outside of the Moscow license area. According to AC&M-Consulting, approximately 40% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 48% as of December 31, 2002. In Russia generally, penetration was lower, at approximately 12.4% according to AC&M-Consulting. We had approximately 3.1 million subscribers in the Moscow license area as of December 31, 2002, representing approximately 43% of all mobile cellular subscribers in the area according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area, in what we refer to as regional license areas, totaled approximately 3.5 million as of December 31, 2002.  According to AC&M-Consulting, as of December 31, 2002, we had a 38% market share of total mobile cellular subscribers in Russia. Our joint venture in Belarus, Mobile TeleSystems LLC, had approximately 42,500 subscribers as of December 31, 2002.

Both our subscriber base, which reflects only active subscribers, and our net revenues have increased significantly since 1996, as summarized below:

Period	Subscribers(1)		Net revenues
	(In thousands )

Twelve months ended:
1996	19		$53,645
1997	60		$208,408
1998	114		$338,323
1999	306		$358,327
2000	1,194		$535,712
2001	2,650		$893,247
2002	6,644	(2)	$1,361,756

(1)                                  For a description of our definition of “subscriber” see footnote 11 to “Item 3. Key Information—A. Selected Financial Data.”

(2)                                  Russian subscribers only. We do not include our subscribers in Belarus in our operating information, because our joint venture in Belarus is not fully consolidated in our financial statements.

To maintain and increase our market share, we use a combination of newspaper, magazine, radio, television, direct mail and outdoor advertising, focusing in particular on brand and image advertising and public relations, to position us as a leading cellular operator in Russia. Supporting these efforts, we had a sales and distribution network consisting of 27 integrated sales and customer service centers and over 3,500 independent dealer distribution outlets in the Moscow license area as of December 31, 2002. We had over 168 sales and customer service centers in Russia as of December 31, 2002.

We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 98% of our subscribers. Under this system, our subscribers prepay for their access, usage and value-added service fees.

In addition to standard voice services, we offer our subscribers enhanced services including voice mail, short message service, GPRS and data and fax transmission. We also offer our subscribers the ability to roam automatically throughout Europe, and in much of the rest of the world.

The following table summarizes our operating and financial performance for the last five years.

	Years Ended December 31,
	1998	1999	2000	2001	2002

Subscribers(1) (in thousands)	114	306	1,194	2,650	6,644
Overall market share in the Moscow license area	34.0%	40.0%	55.0%	50.0%	43.0%
Overall market share in the Russian Federation	15.9%	22.5%	35.1%	33.0%	37.5%
Net revenues (in thousands)	$338,323	$358,327	$535,712	$893,247	$1,361,756
Net operating income (in thousands)	$164,069	$115,612	$139,047	$324,109	$464,371
Average monthly service revenues per subscriber(2)	$302	$124	$54	$36	$23
Average monthly minutes of usage per subscriber(3)	384	224	151	157	159

Source: Sotovik, AC&M-Consulting, J’Son & Partners and our data.

(1)                                  We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days. For the Jeans tariff only, introduced in November 2002, we define “subscriber” as an individual or organization whose account does not have a negative balance for more than one hundred and eighty-three days.

(2)                                  We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(3)                                  Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

Business Strategy

Our primary goal is to maintain our position as a leading national mobile operator in Russia by integrating our regional networks into a single unified network, developing standardized tariffs, adopting a unified marketing approach and deploying integrated nationwide customer service and billing systems. In addition, we intend to take advantage of selected opportunities to expand our network coverage in the Russian Federation and other countries of the CIS, and offer our customers new products and services.

To accomplish this, we intend to maintain our leading position in the Moscow license area in terms of revenues by growing our subscriber base and focusing on the quality of our subscriber mix, service quality, cost control and the development of services and incentives aimed at encouraging subscriber loyalty. We have invested and intend to continue to invest in new customer service and billing systems to help maintain customer satisfaction, reduce costs and control churn.

We also plan to continue to develop our operations in the regional license areas in which we currently operate and, in particular, in St. Petersburg, which we consider to be the second-most important mobile market in Russia after Moscow.

In addition to developing further our coverage in areas in which we already offer services, we intend to selectively expand our network to parts of European and Asian Russia, primarily the Central and Volga regions and the Urals. Because per capita wealth and disposable income in these regions are generally well below those in the Moscow license area, we intend to focus our expansion initially on high density areas, such as regional capitals and along transportation routes, based on factors such as commercial return, strategic importance, market potential, license requirements and competition. In the event we expand by acquiring other GSM operators or license holders, we intend to consider the transparency of the business dealings of the operator or license holder in question and, in the case of an operator, the technical compatibility of its network with ours.

We also plan to further develop our operations in Ukraine and Belarus and expand our operations into other countries of the CIS as attractive opportunities arise through the acquisition of existing operators or new licenses. For example, in line with this strategy of expansion, in March 2003 we acquired a majority interest in Ukrainian Mobile Communications, or UMC. For a description of this transaction, see “—A. History and Development—Regional Expansion” above.

In addition to expanding both within and outside of Russia’s borders, we intend to continue to provide new and varied tariff plans and value-added service options, including various SMS-based and data communications services, which appeal to the range of subscribers within our network. We also intend to continue to take advantage of the Moscow license area as a platform from which to test and launch new products and services. For example, in May 2003 we launched GPRS in the Moscow license area as a value-added service.  We also currently offer GPRS in test mode free of charge to our subscribers in certain regional license areas where we have installed GPRS equipment, and we intend to examine its commercial viability as a pay service in those regions in the future.

Implementation of these strategies is subject to a number of risks, including our ability to manage our rapid growth and development, integrate new acquisitions successfully, and compete effectively against existing and new competitors. See “Item 3. Key Information—D. Risk Factors” for a description of these and other risks we face.

Current Operations

License Areas

The following table shows, as of May 31, 2003, information with respect to the license areas in which we provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date

Moscow License Area
Moscow	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
Moscow region	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Regional License Areas
European Russia
Adygeya Republic	Kuban GSM	April 28, 2008	—	—
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM-Telecom	August 22, 2007	BM-Telecom	August 22, 2007
Belgorod	ReCom	May 15, 2008	Rosico	April 28, 2008
Bryansk	ReCom	May 15, 2008	Rosico	April 28, 2008
Ivanovo	—	—	Rosico	April 28, 2008
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic(1)	Bit LLC	January 25, 2011	—	—
Kaluga	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	Rosico	April 28, 2008	Rosico	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Komi-Permyatsk(1)	—	—	Rosico	April 28, 2008
Kostroma	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Krasnodar region	Kuban GSM	May 30, 2007	Kuban GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	Rosico	April 28, 2008
Lipetsk	ReCom	May 15, 2008	Rosico	April 28, 2008
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	Rosico	April 28, 2008	Rosico	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	ReCom	May 15, 2008	Rosico	April 28, 2008
Orenburg	—	—	Rosico	April 28, 2008
Perm	Rosico	April 28, 2008	Rosico	April 28, 2008

Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Samara region(1)	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov(1)	MTS OJSC	July 11, 2012	—	—
Smolensk	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tambov	—	—	Rosico	April 28, 2008
Tartarstan Republic	Taif Telcom	April 4, 2007	Taif Telcom	April 28, 2008
Tula	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tver	MTS OJSC	April 4, 2007	Rosico	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	Rosico	April 28, 2008
Vladimir	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	Rosico	April 28, 2008
Yaroslavl	—	—	Rosico	April 28, 2008
Asian Russia
Altai region	MTS-Barnaul	September 8, 2010	—	—
Altai Republic	SCS-900	July 19, 2011	—	—
Amursk	ACC	January 10, 2007	—	—
Chelyabinsk	Rosico	April 28, 2008	Rosico	April 28, 2008
Chukotka(1)	Bit LLC	July 19, 2011	—	—
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Kurgan	—	—	Rosico	April 28, 2008
Khanty Mansyisk(1)	—	—	Rosico	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	—	—
Sakhalin(1)	Bit LLC	July 19, 2011	—	—
Sverdlovsk region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk region	—	—	Rosico	April 28, 2008
Tyumen	—	—	Rosico	April 28, 2008
Tyva Republic(1)	Bit LLC	July 19, 2011
Yamalo-Nenetsk(1)	—	—	Rosico	April 28, 2008
Ukraine
Ukraine	UMC	December 12, 2013	UMC	December 12, 2013

(1)           Our regional license areas in which the licensee has not commenced commercial operations.

Each of our licenses, except the licenses covering the Moscow license area, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. We have met these targets or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the Ministry of Communications nor other parties have taken or attempted to take legal actions to suspend, revoke or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Services Offered

Network Access

We primarily offer mobile cellular voice, data and facsimile communication services to our subscribers on the basis of various tariff plans. In general, subscribers pay a monthly subscription fee and a per-minute charge for usage. However, we also offer tariff plans that do not require subscribers to pay a monthly subscription fee.

Automatic Roaming

Roaming allows our customers, both subscribers and guest roamers, to receive and make international, local and long-distance calls while traveling outside of their home network. Roaming is provided through individual agreements between us and other GSM operators. Unlike many non-GSM providers that require additional equipment or prior notification, our roaming service is instantaneous, automatic and requires no additional equipment.

As of December 31, 2002, we had bilateral roaming contracts with 264 GSM service providers in approximately 113 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2002, in addition to our network coverage area in 47 regions of Russia, GSM service is available to our subscribers in several regions of Russia where we do not currently operate through our roaming agreements with approximately 20 regional operators.

Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer’s home operator a bill for the roaming services provided to the roamer. The roamer’s home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roaming subscriber’s monthly bill.

Value-Added Services

We offer the following value-added services to our customers in Moscow and in a number of the regions. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them:

•                  Call Divert/Forwarding;

•                  Call Barring;

•                  Caller ID Display;

•                  Call Waiting;

•                  Itemization of Monthly Bills;

•                  Voicemail;

•                  Information and Directory Service;

•                  International Access Service;

•                  Automatic Customer Care System;

•                  Customer Care System through the Internet;

•                  Short Message Service (SMS);

•                  General Packet Radio Service (GPRS);

•                  Wireless Application Protocol (WAP); and

•                  SIM-browser.

Other Services

In addition to cellular communication services, we offer corporate clients a number of telecommunication services such as design, construction and installation of local voice and data networks capable of interconnecting with fixed line operators, installation and maintenance of cellular payphones, lease of digital communication channels, access to open computer databases and data networks, including the Internet, and provision of fixed, local and long-distance telecommunication services, as well as video conferencing.

Sales and Marketing

Target Customers

Our target customers historically have included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, following the economic crisis in August 1998, we launched lower tariffs and widened our cellular services market, aggressively targeting new customer segments, such as family members of existing subscribers, students, retirees and other mass market customers. We also offer reduced tariffs and lower payments for certain value-added services. Although these newer customer segments have lower average monthly usage than our traditional customer base, they have begun to represent the bulk of new demand for cellular services. We believe that we will be able to provide the network capacity and expand our coverage area to serve these new customer segments.

Advertising and Marketing

Our advertising consists of:

•                  brand and image advertising and public relations to position us as a leading cellular operator in Russia;

•                  information advertising to inform potential customers of the advantages of GSM technology, the high quality and variety of our services and the extensive coverage we offer; and

•                  product- and tariff-related advertising to inform customers of specific promotions, new tariffs and pricing discounts.

We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. Our indirect advertising includes sponsorship of high-profile television programs, sporting events, concerts and other popular events. We combine our advertising campaigns with those of telecommunication equipment manufacturers such as Sony Ericsson, Siemens, Nokia and Panasonic. We are also coordinating the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we expand our network, we intend to concentrate a greater part of our advertising and marketing effort on positioning us as a national brand. We plan to focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

Sales and Distribution

As of December 31, 2002, our distribution network in the Moscow license area consisted of 27 integrated sales and customer service centers and over 3,500 independent dealer distribution outlets. We had over 168 sales and customer service centers in Russia. In response to the demand shift to mass market subscribers, we have adjusted our distribution strategy and begun to open new dealer outlets in places of high consumer activity, such as supermarkets and malls.

In certain of our regional license areas, we intend to form joint ventures or enter into other cooperative arrangements, when prudent, to perform such tasks as marketing and sales and collection of subscriber payments. We expect that these joint ventures will have agreements with sub-dealers to better service the local markets. We also have formed three affiliates in which we have 26% stakes: MTS-RK in the Komi Republic, MTS-T in the Tver region and MTS-K in the Kostroma region. We have also formed a subsidiary in Nizhny Novgorod , MTS-NN, of which we own 65%, and acquired 51% of Novitel in Moscow.  We have, consistent with our policy of ensuring MTS brand integrity, retained ownership of the local network elements, as well as responsibility for their construction, operation and maintenance. These joint ventures also collect subscriber payments, which they remit in full to us.

Some of our dealers purchase handsets directly from us and then sell them to the subscribers that they enroll. Whether a new subscriber connects to our network with equipment purchased from a dealer or directly from us, in most of the regions, we do not charge a connection fee. Under our current policy, dealers receive a commission per subscriber connected based on their monthly sales volume. The commission in Moscow license area, between $27 and $50 per subscriber as of December 31, 2002, increases with the number of new subscribers a dealer signs. As of December 31, 2002, the commission in St. Petersburg was between $10 and $16. Dealer commissions in the other regional license areas were between $8 and $30.  Dealers generally receive a higher commission of approximately $100 for enrolling subscribers in our “VIP” tariff plan.

We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days, and we then pay the commission to the dealer by the end of the month. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission after the end of the month.

After a dealer activates a subscriber’s contract, if such subscriber’s usage of our voice and non-voice services over the following six-month period amounts to less than the amount of the dealer’s commission, the dealer must reimburse the difference to us. We believe that this gives dealers an incentive to seek high-quality subscribers so as to avoid any loss of commission.

During the year ended December 31, 2002, approximately 83% of our new subscribers enrolled through independent dealers, and we enrolled the remainder directly.  We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. In addition, we intend to allow independent dealers to begin servicing some aspects of our subscribers’ accounts, such as the switching on and off of additional services and payment collection.

As the geographic range of our network expands, we expect to increase the number of distribution points, primarily through increasing the number of dealers under contract with us and creating joint ventures with local partners to act as our dealers.

Competition

We compete with at least one other mobile cellular operator in each of our markets. Competition is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered.

The following table illustrates the number of mobile cellular subscribers for each network operator in the Moscow license area at the year-end of 1998, 1999, 2000, 2001 and 2002:

	1998	1999	2000	2001	2002
	(in thousands)

MTS (GSM)	112	298	1,106	2,035	3,082
VimpelCom (GSM, D-AMPS):(1)(2)	124	351	780	1,911	3,750
Sonic Duo (part of the MegaFon group) (GSM)(2)	0	0	0	26	313
MCC (NMT)(2)	90	92	94	72	58
Sonet (CDMA)(2)	2	12	15	56	75
Total	328	753	1,995	4,100	7,278

(1)                                  Source: VimpelCom press releases, dated March 26, 1999; April 14, 2000; April 26, 2001; March 20, 2002; November 21, 2002; and March 27, 2003.

(2)                                  Source: AC&M-Consulting.

VimpelCom

VimpelCom, which operates both D-AMPS and dual-band GSM networks, is one of our principal competitors in the Moscow license area and in several regions outside Moscow and the Moscow region.

In the Moscow license area, we believe that VimpelCom will continue to be our primary competitor for the foreseeable future. VimpelCom reported approximately 5.2 million subscribers at December 31, 2002, including 3.7 million in the Moscow license area. At December 31, 2002, according to AC&M-Consulting, VimpelCom had a 52% market share in Moscow, while we accounted for 43%. VimpelCom and its subsidiaries also hold licenses to operate D-AMPS networks in 2 regions of Russia and licenses to operate GSM networks in the North-West region, Central region and Central Black Earth region, the Volga region, the North Caucasus region and the Siberian region. At December 31, 2002, according to AC&M-Consulting, VimpelCom had a 28% market share of total wireless subscribers in Russia, while we accounted for 38%.

VimpelCom operators also compete with us in many regions outside of Moscow and the Moscow region, including in the North Caucasus region, Siberia and Central Russia. In addition, in 2002 and 2003 VimpelCom was awarded licenses to operate a GSM 900/1800 network for the North-West region, which includes St. Petersburg, and launched its network there in April 2003. According to press reports, VimpelCom invested $50 million in connection with the roll out of its network in the North-West region. We expect that VimpelCom will compete with us in St. Petersburg, and that its entry into the North-West region generally will lead to an increase in competition in that area and may lead us to invest additional amounts in our operations in the region.

Since 1998, VimpelCom has been developing its dual-band GSM network, which offers its GSM subscribers international roaming capability comparable to ours. For a description of the risks we face from increasing competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—We face increasing competition from existing licensees that may result in reduced operating margins, loss of market share and diminished value in our services, as well as lead us to make different pricing, service or marketing decisions.”

MegaFon

In addition to VimpelCom, we also compete with Sonic Duo in Moscow, MegaFon in St. Petersburg and several other MegaFon group operators in a number of regions.

In the Moscow license area we compete with Sonic Duo, a mobile operator in the MegaFon group with a GSM 900/1800 license for the Moscow license area which launched commercial operations in November 2001. According to AC&M-Consulting, Sonic Duo had 312,500 subscribers in the Moscow license area as of December 31, 2002. In the North-West region, where St. Petersburg is located, our principal competitor is MegaFon, formerly known as North-West GSM. MegaFon is the primary operator in the North-West region and was the first company to provide GSM services in that region. As of December 31, 2002, according to AC&M-Consulting, MegaFon had a 56% market share in the North-West region while we accounted for 34%.

According to AC&M-Consulting, MegaFon had a combined subscriber base of 2.9 million as of December 31, 2002, and has licenses to operate in all 89 regions of the Russian Federation. The MegaFon group’s subsidiaries have instituted a unified intra-network roaming tariff, and are expected to introduce unified tariffs in each of the regions in which they operate. For a description of the risks we may face in connection with the development and growth of MegaFon, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—The creation of MegaFon through the merger of Sonic Duo, North-West GSM and several other regional operators resulted in a new competitor that may receive preferential treatment from the federal government and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Local Operators

In addition to our principal competitors, VimpelCom and MegaFon, which do not operate in all of the regions in which we operate, we compete with local operators using a variety of standards.

In the Moscow license area, we compete with MCC, which operates an analog network based on the NMT standard. MGTS, which is a subsidiary of Sistema, owns a minority stake in MCC, which commenced operations in December 1991. According to AC&M-Consulting, at December 31, 2002, MCC had approximately 58,000 subscribers in the Moscow license area. MCC has elected to pursue a license to operate a third-generation network based on the CDMA 2000 standard, which would operate on the same frequencies as the current network operated by MCC. In March 2000, the Ministry of Communication issued an approval to MCC to construct a trial network using the CDMA 400 standard. In addition, MCC, together with the Ministry of Communications and a Russian telecommunications company, Interregional Transit Telecom, established a unified NMT roaming network in Russia under the commercial name “Sotel,” allowing automatic roaming in certain regions of Russia using the NMT standard. As of December 31, 2002, NMT roaming was available in most regions of Russia, as well as in countries of the former Soviet Union.

In addition, we may face future competition from JSC Personal Communications, a CDMA network operator in the Moscow license area which began operations under the brand name “Sonet” in August 1998. JSC Personal Communications is a subsidiary of MTU-Inform, which is indirectly controlled by Sistema. Sonet’s license was recently extended by the Ministry of Communications until the end of 2004 with an obligation to reach a minimum of 100,000 subscribers. CDMA licenses in other regions have been issued primarily to the regional public switched telephone network operators, which are subsidiaries of Svyazinvest.

In St. Petersburg, we compete with regional operators Fora Communications, operating on the D-AMPS standard, and Delta Telecom, operating on the NMT-450i standard. In Nizhny Novgorod, our primary competitor is Nizhny Novgorod Cellular Communications, which had approximately 171,500 subscribers as of December 31, 2002. In Ekaterinburg, we compete with Ekaterinburg 2000, a D-AMPS operator with over 44,191 subscribers as of December 31, 2002.  In the Siberian city of Omsk, we compete primarily with Siberian Cellular Communication, a D-AMPS operator with more than 30,000 subscribers as of December 31, 2002. In Ukraine, we compete primarily with Kievstar, a GSM operator with over 1.9 million subscribers as of December 31, 2002.  In Tartarsan, we compete primarily with Tatinkom, a D-AMPS operator with over 117,000 subscribers as of December 31, 2002.  In the Samara region, where in March 2003 we received a license to provide mobile cellular services but do not currently operate, we expect to compete with SMARTS, a GSM operator with 545,000 subscribers as of December 31, 2002.

Tariffs

We customize our marketing efforts and pricing policies in each region in consideration of such factors as the average income levels, competitive environment and subscriber needs in a particular region, all of which vary from region to region. Consistent with our marketing strategy, we have developed new tariff plans to appeal to a broader market.

As of December 31, 2002, our subscribers in Moscow could choose from one of eighteen tariff plans. Each of the regions outside of the Moscow license area has a variety of tariff plans in effect, some of which are different than those offered in the Moscow license area. All of our tariff plans combine different initial connection fees, monthly network access fees (with the exceptions of the “Jeans” tariff plan discussed below), per minute usage charges and value-added services in packages designed to appeal to different market segments.

In February 2003, we launched a new unified system of tariff plans across our nationwide network in Russia.  The new tariff plans are divided into four categories—”MTS Corporation,” “MTS Optima,” “MTS Business” and “MTS VIP”—with each category designed to target a specific group of subscribers as follows:

•                       MTS Corporation:  MTS Corporation tariff plans are available to corporate clients nationwide. They feature substantial discounts on calls within the contract group, international roaming and voice traffic depending on the quantity of calls, as well as a variety of free value-added services.

•                       MTS VIP:  MTS VIP tariff plans are geared toward heavy users who spend over $100 per month on mobile communications.

•                       MTS Business:  MTS Business tariff plans are designed for active users who spend $40 or more per month on mobile communications.

•                       MTS Optima:  MTS Optima tariff plans are designed for mass-market users who spend up to $40 per month on mobile communications.

While categories of tariff plans offered in the regions generally match the categories of tariff plans offered in the Moscow license area, the prices of these plans will continue to differ from region to region and are expected to generally remain higher in the Moscow license area.

We set prices with reference to the market and believe that our pricing is competitive vis-à-vis other providers of mobile communications services. While we have traditionally designed our tariff plans to appeal to high- and medium-usage subscribers, we have also begun to target the mass-market subscriber segment with a new, prepaid tariff plan launched in November 2002. We market this new tariff under the distinct brand name “Jeans” rather than “MTS” in order to maintain our core image as a premium mobile services provider. We expect that, as the mass market is penetrated and subscriber numbers increase, competition will place downward pressure on the prices we charge for our services.

Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT and sales tax. As of December 31, 2002, the per-minute tariff for calls to Moscow from Moscow varied from $0.06 per minute to $0.24 per minute during peak periods and from $0.09 per minute to $0.19 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.04 per minute. As of December 31, 2002, the per minute prices in the regions outside of the Moscow license area ranged from $0.01 per minute to $1.00 per minute during peak periods, and from $0.01 per minute to $0.75 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.01 per minute; in St. Petersburg tariffs varied from $0.01 per minute to $0.19 per minute. Higher rates apply to domestic long distance calls and, as of December 31, 2002, we assessed a surcharge for all international calls that ranged from $1.35 per minute for calls to Europe to $2.40 per minute for calls to Africa. Our value-added services, such as Caller ID and Call Waiting, are sometimes included in the plan at no additional charge and sometimes carry a charge between $1.00 and $3.00 per month, depending on the plan. We also offer special tariffs for intranet calls that are considerably lower than normal roaming tariffs.

In addition, in the Moscow license area, calls from one cellular telephone to another within the same network connected to the same mobile switching center are charged at no cost to the subscriber receiving the call, and at a discount of 20% to 50% to the subscriber placing the call. Similar discounts are also available to subscribers in other regions. In comparison, some of our competitors do not charge their subscribers for specific categories of incoming calls under certain of their tariff plans.

We launched our first tariff plan geared at mass-market subscribers, which we market under the “Jeans” brand, on November 15, 2002 in Moscow and in 37 other regions in Russia. The “Jeans” brand is a prepaid tariff, and it includes features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and advance payment credit expiration dates. In December 2002, we introduced a promotion whereby our “Jeans” tariff subscribers in the Moscow license area will receive all incoming calls free of charge from other MTS subscribers and VimpelCom subscribers through December 31, 2003. For the “Jeans” tariff only, we define “subscriber” as an individual or organization whose account does not have a negative balance for more than one hundred and eighty-three days, in contrast to sixty-one days for our other tariff plans.

Customer Payments and Billing

Before 1997, subscribers were enrolled in a credit payment system under which they were billed monthly for their access, usage and value-added service fees. Since November 1997, we have enrolled new subscribers, except for certain corporate clients, in an advance payment program under which the customer prepays a specific amount to cover these fees.

We believe that customer acceptance of the advance-payment option is due to the high degree of automation of our customer care and billing system, which telephonically transmits reminders to add funds before service is discontinued, helping subscribers to monitor and control their mobile telephone expenses. Our advance payment system monitors each subscriber account and sends a ten-day advance warning on the customer’s mobile telephone when the advance payment amount decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a daily telephonic reminder or SMS of the decreasing account balance, including the current level of the subscriber’s remaining deposit and a recommendation as to the sum that should be advanced to us based on the subscriber’s historical usage.

Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid within 25 days, the customer may face an up to $20 late payment charge. We limit the amount of credit extended to customers based on the customer’s payment history, type of account and past usage. As of December 31, 2002, subscribers using the credit system of payment had a maximum credit limit of $1,000. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers over to the advance-payment system. However, existing credit payment customers may continue on their old tariff plan as long as their accounts remain in good standing. As of December 31, 2002, approximately 2.0% of our customers used the credit system, while 98.0% used the advance-payment system.

We upgraded our billing system in October 2001. Prior to this upgrade, we had experienced some negative reaction from subscribers in the Moscow license area due to the sometimes substantial time gap between the time of use and the date on which the use was actually charged to the subscriber. This time gap problem intensified as our subscriber base increased. In order to remedy this problem, we upgraded our billing system software to decrease the delay between usage and billing for subscribers in the Moscow license area. As a result of this upgrade, the time gap between usage and billing has rarely exceeded one to two hours, making it easier for our subscribers to keep track of their balance.

Our tariffs are quoted in currency units equivalent to U.S. dollars. Invoices specify the amount owed in U.S. dollar-equivalent units and require translation into rubles in order to make payments. We offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

Customer Service

We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In most of the regions in which we operate, we have a  call center that provides customer service 24 hours a day, seven days a week. Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. In addition, customer service staff follow up with customers who have discontinued service to determine the reasons for disconnection and to help us improve our services or tariff plans to accommodate subscriber needs. We also have customer service and financial control department representatives at our walk-in centers located in several of the regions where we operate to assist customers and address their questions.

Our customers are able to automatically access their account balance information, activate certain value-added features and receive information regarding us and our services by calling, at no charge to the customer, our Automatic Customer Care System at “0880” or “767-0880.” In December 1999, we also introduced a new, Internet-based service, “Customer Care System Through the Internet.” This service allows subscribers to access their accounts via our Internet site and carry out, on-line, all major account activities such as payments by credit cards, viewing and delivery of itemized statements by fax or via e-mail and changes in the selection of value-added services.

Network Technology

We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunication services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including in Russia, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

Network Infrastructure

We use switching and other network equipment supplied by Motorola, Siemens, Ericsson and other major network equipment manufacturers. The radio frequencies allocated to us for the operation of GSM 900 span 11.4 MHz of spectrum in the city of Moscow and 10.2 MHz of spectrum in the Moscow region. The frequencies allocated to us in the city of Moscow include 1.2 MHz of limited capacity spectrum with restricted emanation that we may only use in the Moscow underground or in a microcell to enhance coverage and capacity within buildings. During 2001, we returned 3.2 MHz of limited capacity spectrum with restricted emanation to the Ministry of Communications to allow research into the joint use of frequency spectrum by cellular operators. In addition, we have frequencies spanning 24.6 MHz of spectrum in the Moscow license area for operation of GSM 1800 base stations. We believe that these allocations in the Moscow license area are adequate and that we have also been allocated adequate spectrum in our regional license areas.

The radio frequencies allocated to us for the operation of GSM 900 span 6 MHz of spectrum in the city of St. Petersburg. We also have frequencies spanning 18 MHz of spectrum in the St. Petersburg license area for operation of GSM 1800 base stations.

In September 2000, we began installing GPRS equipment in the Moscow license area, and we currently have enough GPRS software to support a majority of our base stations in the Moscow license area.  In May 2003, we launched GPRS in the Moscow license area as a value-added service.  We have also installed GPRS technology in several of our regional license areas, and we currently offer GPRS in test mode free of charge to our subscribers in those regions.  We intend to examine its commercial viability as a pay service in those regions in the future.

Third-Generation Technology

Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2000 Kb per second. We currently operate one of four experimental third-generation networks existing in the Russian Federation utilizing rented network equipment. The 3G Association, an industry group charged with advising the Ministry of Communications of the Russian Federation on the procedure for allocating third-generation licenses and regulating third-generation operations, has proposed that we, VimpelCom and MegaFon each be issued a third-generation license, and that a fourth license be issued to a fourth operator. Though the Ministry of Communications was expected to announce the license allocation procedure during the second half of 2002 and issue the licenses during 2003, to date, no allocation procedures have been announced. We estimate that the initial buildout of our third-generation network in the Moscow license area will require an investment of $60 million to $100 million.

Base Station Site Procurement and Maintenance

The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. We use site development software supplied by Lucent Technologies to assess new sites so that the network design and site development are coordinated. Our own software can create a digital cellular coverage map of Moscow, taking into account the peculiarities of the Moscow urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of a majority of agreements being three to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. We pay the lessor in cash or with telephones that provide a specified amount of free usage or a combination of both, which is accounted for on the basis of standard rates. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 base stations at some of the same sites.

To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Interconnect Arrangements and Telephone Numbering Capacity

Cellular operators must interconnect with local, inter-city and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. We have local interconnection agreements, including agreements for the provision of telephone numbering capacity, with several telecommunications operators in Moscow and in the other regions, including the public switched telephone network operator in the city of Moscow, MGTS, as well as MTU-Inform, majority owned by MGTS, and Telmos, a joint venture of MGTS with Sistema and Rostelecom. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional information regarding these operators. For use of 11-digit telephone numbering capacity and the associated interconnection, we have agreements with Rostelecom. Local interconnection typically entails payment of a one-time connection fee, a monthly fee per subscriber connected and a usage charge based on minutes of traffic, or some combination thereof.

To provide our subscribers with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom and, to provide international services, with Rostelecom and Sovintel, a joint venture of Rostelecom and Golden Telecom, Inc. MTU-Inform and Telmos also provide domestic long-distance and international services through interconnection with the Rostelecom network. Most interconnection fees are based on usage by minute and vary depending on the destination called.

Russian legislation requires that public switched telephone networks may not refuse to provide interconnection or discriminate against one operator in comparison to another; in practice, however, it has been our experience that some regional network operators do discriminate among mobile operators by offering different interconnection rates to different mobile operators. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.” Certain interconnection fees are subject to government regulation, such as those set by Rostelecom.

A combination of regulatory, technological and financial factors has led to the limited availability of local telephone numbering capacity in Moscow and the Moscow region. Moscow’s “095” code and the Moscow region’s “096” code have already reached numbering capacity limits, and additional codes are expected to be introduced in 2003. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.” To meet subscriber demand and provide for an adequate inventory of numbering capacity, we have purchased numbering capacity from various vendors for cash. Our right to use this numbering capacity ranges from five years to an unlimited period of time.  As of December 31, 2002, we had numbering capacity for over 5.1 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 3 to our consolidated financial statements.

To foster the growth of telecommunications in Russia and to increase the telephone numbers available to GSM operators in Russia, the Russian government has devised a plan to link all GSM operators in Russia by means of a national network. As envisioned, this network would be based around eight hubs to be linked together through fiber-optic cable connections. In accordance with a Ministry of Communications decree, we were appointed a coordinating operator in the Central region of Russia, which as of December 31, 2002 includes 16 operators.  We expect that we and other GSM operators in Russia will, if and when this national network is implemented, be able to decrease reliance on current interconnection arrangements.

Network Monitoring Equipment

Through our operation and maintenance center in Moscow, we control and monitor the performance of our network and our call completion rate. We use our monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with our suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

Handsets

To receive service from us, subscribers must have a handset that can be used on our network. New subscribers who do not own a GSM handset must buy one, either directly from us or from an independent dealer. We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending between $29 to $49 on such accessories in addition to the cost of the handset.

Since July 1998, we have offered subscribers dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. The share of dual-band handsets has increased from approximately 1% of our total handset sales in 1998 to approximately 100% in 2002.  We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. During 2001, we responded to competitive pressure by introducing limited handset subsidies. As of December 31, 2002, the amount of these subsidies, which we only offer in our own integrated sales and customer care offices, are up to $20 per handset on the less expensive models.  However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future.

We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Philips, Panasonic, Samsung, Siemens, Benefon and Alcatel to purchase handsets. We offer approximately 56 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Sony Ericsson, Nokia, Siemens and Motorola. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. We expect that typical dual-band handset will range in cost from approximately $40 to $800.

Government Regulation

In the Russian Federation, the federal government controls the regulation of telecommunication services. The principal legal act regulating telecommunications in the Russian Federation is the Federal Law on Communications, dated February 16, 1995, as amended. The Federal Law on Communications provides for, among other elements, the following:

•                       licensing of telecommunication services;

•                       requirements for obtaining a radio frequency allocation;

•                       equipment certification;

•                       equal rights for individuals and legal entities, including foreign, to offer telecommunication services;

•                       fair competition;

•                       freedom of pricing; and

•                       liability for violations of Russian legislation on telecommunications.

The Federal Law on Communications is a framework law which refers to regulations to be enacted by government bodies. Although a number of these regulations have been promulgated, regulations enacted under the legislative framework in place prior to the Federal Law on Communications continue to be applied to the extent that they do not contradict the Federal Law on Communications.

Regulatory Authorities

The Ministry of Communications and Informatization, or the Ministry of Communications, regulates the telecommunications industry, largely through the issuance of all licenses for the provision of mobile telephone services in Russia, regardless of the standard or technology, and the issuance of instructions. The Ministry of Communications also allocates federal funding for the telecommunications industry and oversees the technical condition and development of telecommunications, including the licensing and supervision of the GSM, AMPS, NMT and CDMA networks.

Regulatory agencies under the Ministry of Communications include the State Radio Frequencies Commission, the State Radio Frequencies Service and the Department for Supervision over Communications and Informatization. The State Radio Frequencies Service issues frequency permits. As part of the issuance process, the State Radio Frequencies Service obtains consents from other federal authorities for a particular frequency allocation, including consents from the Ministry of Defense and civil aviation authorities. The Department for Supervision over Communications and Informatization is responsible for the technical supervision of networks and equipment throughout Russia, including the monitoring of the compliance of network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them. The Department for Supervision over Communications and Informatization is also responsible for the enforcement of the equipment certification requirements. The State Radio Frequencies Commission is primarily responsible for the development and implementation of a long-term policy for frequency allocation.

The Ministry for Antimonopoly Policy of the Russian Federation supervises competition and pricing regulations. The Federal Agency on Government Communications and Information, an executive agency whose role in telecommunications regulation is not clearly defined by the Federal Law on Communications and whose functions are currently being transferred to the Federal Security Service, is primarily responsible for the development and maintenance of networks for the government of Russia. Additionally, the Ministry of Health Protection has some authority over the location of telecommunications equipment.

Licensing of Telecommunications Services and Radio Frequency Allocation

The Ministry of Communications issues telecommunications licenses based on the Regulations on Licensing in the Field of Telecommunications in the Russian Federation, enacted by Decree No. 642 of the Russian government on June 5, 1994, as amended, and Decree No. 578 of June 10, 1998, on Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services. Under these regulations, licenses for telecommunication services may be issued and renewed for periods ranging from three to ten years. Our licenses expire in various years beginning in 2004 and may be renewed upon application to the Ministry of Communications. For example, the GSM license with frequency allocation in the 900 MHz band covering the Moscow license area expires in 2004. Officials of the Ministry of Communications have fairly broad discretion with respect to both issuance and renewal procedures.

A company must complete a three-stage process before commercial launch of a communications network:

•                       receipt of a license from the Ministry of Communications to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•                       approval to use specific frequencies within the specified band from the State Radio Frequencies Service; and

•                       issuance by the Department for Supervision over Communications and Informatization of a permission for network operations. To receive this permission, a licensee must develop a frequency allocation and site plan, which is then reviewed and certified by the Department for Supervision over Communications and Informatization for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Department for Supervision over Communications and Informatization has discretion to modify this plan, if necessary.

Both the Federal Law on Communications and related licensing regulations prohibit the transfer of a license, including assignment or pledge of a license as collateral, except for licenses awarded through a competitive tender, which may be transferred throughout their term. Additionally, Letter No. 1805 of March 25, 1999, of the

Ministry of Communications stipulates that agreements on the provision of telecommunications services must be concluded and performed by the actual licensee.

If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

•                       failure to comply with the terms and conditions of the license;

•                       failure to provide services within three months from the start-of-service date set forth in the license;

•                       provision of inaccurate information about the communication services rendered to consumers; and

•                       refusal to provide documents requested by the Ministry of Communications.

Licenses may be terminated for various reasons, including:

•                       failure to remedy in a timely manner the circumstances which resulted in a suspension of the license;

•                       unfair competition by the license holder in providing the licensed services; and

•                       other grounds set forth by Russian legislation or international treaties.

Decisions of the Ministry of Communications on suspension or termination of licenses may be appealed in court. To date, there have been no legal actions seeking to suspend or terminate any of our licenses nor have we received any notice of violation with respect to any of our licenses.

Licensing fees are calculated as multiples of the monthly minimum wage, which for these purposes, as of December 31, 2002, was 100 rubles, or approximately $3.20, and are 30 times the monthly minimum wage, or approximately $100, for mobile radio-communication services and 40 times the monthly minimum wage, or approximately $130, for mobile radiotelephone and cellular communication services.

Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards, and a schedule of the number of subscribers and percentage coverage of the licensed territory which must be achieved by specified dates. We have commenced service by the applicable deadline in accordance with our licenses. In the areas in which we have not yet commenced operations, we have received an extension of the deadlines.

In addition to the licensing fees and contributions, Decree No. 552 of the Russian government of June 2, 1998, requires a payment of fees for use of radio frequency for cellular telephone services. Decree of the Russian government No. 895, dated August 6, 1998, further requires that all operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Ministry for Antimonopoly Policy, for the use of their frequency spectrums. According to Government Decree No. 380, dated April 28, 2000, communications operators must also make monthly payments to fund the operations of the Department for Supervision of Communications and Informatization. These fees are fixed by the Ministry of Communications and approved by the Ministry for Economic Development and Trade and the Ministry for Antimonopoly Policy in the amount of 0.3% of revenues generated by rendering communications services. Prior to January 1, 2003 we did not pay these fees, as we believed that under Russian law taxes may only be established by law and not by government decree. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation—Risks Relating to the Russian Legal System and Russian Legislation—Changes in the Russian tax system could materially adversely affect an investment in our securities.” However, a recent Russian Supreme Court decision upheld the validity and enforceability of this levy, and a number of Russian telecom companies have elected to begin paying these fees. We began paying this levy for the periods commencing January 1, 2003, and we do not expect that our obligation for amounts that may become due for past periods or that will become due in the future will have a significant impact on our cash flows, financial position or results of operations.

Equipment Certification

Telecommunications equipment must be certified to be used in the interconnected communications network of the Russian Federation, which includes all fixed-line and mobile networks open to the public. The Ministry of Communications issues certificates of compliance with technical requirements to equipment suppliers based on a review by the Department of Certification. In addition, a Presidential Decree requires a license and equipment certification from Federal Agency on Government Communications and Information to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Agency on Government Communications and Information.

Further, all high-frequency equipment, defined as involving frequencies in excess of 9 kHz, manufactured or used in the Russian Federation requires special permission from the Department for Supervision over Communications and Informatization. These permissions are specific to the entity that receives them, and do not allow the use of the equipment by other parties.

The Ministry of Communications Decree No. 8 of January 14, 1997, also directs public switched telephone network operators to give preference to Russian producers when purchasing switching equipment. Public switched telephone networks must receive the Ministry of Communications permission in order to purchase foreign-produced equipment. Also, Decree No. 903 of the Russian government on Regulation of Use of Equipment in the Interconnected Telecommunications Network, dated August 5, 1999, gives the Ministry of Communications and the Ministry for Antimonopoly Policy the right to restrict the use of certain equipment, including the equipment manufactured outside Russia.

Competition and Pricing

The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated if necessary. Presidential Decree No. 221, dated February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs) and Decree No. 715 of the Russian government, dated October 11, 2001, allow for regulation of tariffs and other commercial activities of telecommunications companies which are “natural monopolies.” In accordance with the Order of the Ministry for Antimonopoly Policy No. 1184, dated November 15, 2001, the Ministry for Antimonopoly of the Russian Federation maintains a Register of Natural Monopolies in the Sphere of Communication. A telecommunications operator may be included in this register if (i) there is no other operator providing similar services, and (ii) the operator is properly licensed. At present, neither we nor any of our subsidiaries are included in the Register of Natural Monopolies in the Sphere of Communication and, therefore, neither we nor our subsidiaries are subject to these regulations.

Interconnection and Pricing

Mobile operators are free to set their own tariffs, in contrast to certain fixed line telephony tariffs, which have to be approved by the Ministry for Antimonopoly Policy. The Ministry for Antimonopoly Policy also has certain oversight authority with regard to rates between certain regional telephone operators, long-distance provider Rostelecom and mobile operators. In addition, Russian legislation requires that operators of public switched telephone networks may not refuse to provide connections or discriminate against one operator in comparison to another. However, a regional fixed-line operator may charge different interconnection rates to different mobile operators.

Seasonality

Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in summer from urban areas to country homes where fixed line penetration is relatively low.  In the fourth quarter, operating income and average revenue per user tend to be low as the increase in new subscribers tends to outpace the increase in phone usage. However, quarterly trends can be influenced by a number of factors, including promotions, and may not be consistent from year to year.

C.  Organizational Structure

The following chart illustrates our ownership structure and ownership percentages of our principal subsidiaries and affiliates as of May 31, 2003:

(1)                                  Upon completion of our initial public offering on July 6, 2000, selected directors, key advisors and executives of MTS received 3,587,987 shares of our common stock representing 0.18% of our issued and outstanding shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Management Stock Bonus and Stock Option Plans.” The terms of our stock option plan allow our directors and executives, together with management, to receive up to an additional 9,966,631 shares of our common stock, representing 0.5% of our issued and outstanding shares. These 9,966,631 shares, which were issued to Rosico in our initial public offering, were transferred to one of our wholly-owned subsidiaries, MTS CJSC, in connection with our merger with Rosico in June 2003. Please refer to Note 18 to our consolidated financial statements.

(2)                                  VAST is a limited partnership formed under the laws of the Russian Federation. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian telecommunications company, owns the remaining 49% interest in VAST.

(3)                                  At an extraordinary general meeting on April 17, 2003, our shareholders passed a resolution approving the merger of our wholly-owned subsidiaries Rosico and ACC into us. We completed the merger of Rosico into us on June 9, 2003 and intend to complete the merger of ACC into us during 2004.  For a discussion of these mergers , see “Item 4. Information on Our Company—A. History and Development.”

All of our subsidiaries, with the exception of Mobile TeleSystems LLC, Ukrainian Mobile Communications, PTT Telecom Kiev and Mobile TeleSystems Finance S.A., are organized and operate under the laws of the Russian Federation. Our ownership interest and voting power in each subsidiary shown above are identical. Our strategic shareholder T-Mobile is a telecommunications company with significant telecommunication assets and experience, and our strategic shareholder Sistema is a Russian financial industrial group.

D.  Property, Plant and Equipment

We occupy premises in Moscow at 4 Marksistskaya Street and 10 Teterinsky Pereulok, which we use for administration as well as operation of mobile switching centers. The rights to use the premises were contributed to our charter capital by a founding shareholder.

We also own nine buildings in Moscow, located at 2/10 and 4 First Golutvinsky Pereulok, 5 Vorontsovskaya Street, 1/3 Vorontsovskaya Street, 24/2 Malaya Dmitrovka Street, 12/12 Pankratevskiy Per., 4/1 Ermolova Street, 103 Prospect Mira, 19 Dmitrovskoe Shosse,  60 Varshavskoe Shosse , 58/1 Ryazansky Prospect, 9/1 Magnitogorsya Street and 9 Sokolnitcheskay Square for use by our sales and customer service departments, as well as our billing, financial control and technical services departments. We also lease 18 buildings in Moscow for similar purposes, including marketing and sales and other service centers. We intend to build new technical and administrative offices over the course of the next two years. We also own office buildings in some of our regional license areas, including Barnaul, Vladimir, Ivanovo, Izevsk, Kostroma, Kurgan, Perm, Pskov, Ryazan, St. Peterburg, Syktyvkar, Smolensk, Tambov, Tyla, Kaluga, Tula, Cheluabinsk and Kirov, and we own 3 office buildings in Belarus. In addition, we lease office space on an as-needed basis. We plan to acquire additional buildings in Moscow, St. Petersburg, in some of our regions and in  Belarus.

The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. Base stations, each situated at a fixed site and constituting a cell or a sector of a cell, provide the radio links between the mobile station, that is, the user’s handset, and the broader network. These base stations, supplied by Motorola, Siemens, an authorized dealer of Lucent Technologies, Ericsson, Alcatel and others, house radio transmission and reception equipment, and are linked via microwave or fiber-optic cable to base station controllers, also supplied by these manufacturers. Each base station controller manages a group of base stations, allocating radio channels among them and managing handovers from one base station to another as the mobile user moves from cell to cell. These base station controllers are, in turn, linked, in most cases via fiber-optic cable, to mobile switching centers, supplied by Siemens and an authorized dealer of Lucent Technologies, that effect handovers from one base station to another whenever the two base stations involved are managed by different base station controllers. In addition, mobile switching centers provide interconnection with the public switched telephone network and with the networks of other operators, including other mobile cellular operators. GSM technology is based on an “open architecture,” which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers. Several major suppliers currently offer GSM 900/1800 mobile cellular equipment and the market for suppliers is competitive.

To connect base stations with their respective base station controllers, we currently lease fiber-optic links from MTU-Inform, Sovintel, Rostelecom and GlobalOne, as well as use our own microwave connections. Wherever practical and cost-effective, we intend to replace microwave links with more reliable connections using fiber-optic cable. The following table sets forth the infrastructure installed by us as of the specified dates:

	December 31,
	1998	1999	2000	2001	2002

Base stations	349	709	1,123	2,125	4,454
Moscow license area	268	497	766	1,144	1,697
Regional license areas	79	212	357	981	2,757
Base station controllers	22	31	35	65	136
Mobile switching centers	6	8	13	31	59

Of the 1,697 base stations in the Moscow license area at December 31, 2002, 1,208 operated in the 900 MHz band and the remainder in the 1800 MHz band. The initial buildout of GSM 1800 infrastructure is concentrated in the center of Moscow and in the parts of the Moscow region close to Moscow along transport routes, as well as in the main cities of the regional license areas.

We do not lease a significant amount of  property or equipment.  For a description of lease agreements entered into by certain of our subsidiaries with our shareholder, Invest-Svyaz-Holding, for  network equipment and a billing system see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Item 5.           Operating and Financial Review and Prospects

A.  Operating Results

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2000, 2001 and 2002 and of the material factors that we believe are likely to affect our consolidated prospective financial condition. You should read this section together with our audited consolidated financial statements for the years ended December 31, 2000, 2001, and 2002 and the notes to those financial statements, which appear elsewhere in this document. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation. The financial statements presented in this document have been prepared from Russian accounting records for presentation in accordance with U.S. GAAP. These financial statements and results differ from the financial statements issued for statutory purposes in Russia in that they reflect adjustments not recorded in our Russian books, which are required to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

We report to the Russian tax authorities in rubles, and our accounting records are maintained in that currency. The financial statements in this document have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. Accordingly, transactions and balances not already measured in U.S. dollars, mainly rubles and euros, have been translated into U.S. dollars in accordance with the relevant provision of SFAS No. 52, “Foreign Currency Translation” as applied to entities in highly inflationary economies. Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction date. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet dates. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

Effective January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy, however we will continue to use the remeasurement method of SFAS No. 52 as we believe that the U.S. dollar is the appropriate functional currency for reporting our results of operations due to pervasive use of the U.S. dollar in our operations.

For the purposes of the following discussion, all references to “us” include MTS OJSC and our consolidated subsidiaries.

Basis of Segmental Reporting

We have adopted segmental reporting based on legal entities for the presentation of our results.  As of December 31, 2002, we had several operating segments, one of which is a reportable segment—MTS OJSC and Rosico, which operates primarily in the Moscow license area and several areas outside of the Moscow license area.  The Moscow license area, which encompasses the City of Moscow and the Moscow region remains our principal market in terms of revenues, however, we do not currently produce discrete financial information for the Moscow license area.  As a result our segmental disclosure is currently based on financial and operational data organized by legal entities encompassing an area larger than the Moscow license area, which we use as a proxy for the Moscow license area.   See Note 25 to our consolidated financial statements for further details.

We provide limited analysis by segment below under the heading “Year Ended December 31, 2001, Compared to Year Ended December 31, 2000” as this presentation is not meaningful due to our limited presence in the regions outside the Moscow license area prior to 2001.

Overview

We are a leading provider of mobile cellular communications services in the Russian Federation. As of December 31, 2002, we had licenses to operate in 56 regions of the Russian Federation and had commenced commercial operations in 47 of these regions.

To date, we have increased our revenues by increasing our number of subscribers primarily through organic growth as well as through acquisitions.

	At December 31,
	2000		2001	2002

Total subscribers (thousands)	1,194		2,650	6,644
MTS OJSC(1) and Rosico subscribers	n.m.	(2)	2,275	3,746
Including subscribers in the Moscow license area	n.m.		2,035	3,082
Other regions license area	n.m.		375	2,898

(1)           Mobile TeleSystems OJSC was crated on March 1, 2000, through the merger of MTS CJSC and RTC  CJSC, a wholly-owned subsidiary.

(2)           Not material.  In 2000, the number of subscribers outside of the MTS OJSC and Rosico segment was insignificant.

We consider subscribers who are disconnected from our network, whether involuntarily due to non-payment or voluntarily, at such subscribers’ request, for more than sixty-one days in any given period as churned subscribers (or one hundred and eighty three days in the case of our “Jeans” brand tariff introduced in November 2002). We view the subscriber churn (the ratio of disconnected subscribers and the average number of subscribers in any given period) as a measure of market competition and customer dynamics. The following table shows our subscriber churn for the period indicated.

	Year Ended December 31,
	2000	2001	2002

Subscriber Churn	21.6%	26.8%	33.9%

The trend of increasing churn is due to the continued growth of competition in the Moscow license area, an increase in seasonal subscribers who use our network only during the summer months of May through October, and a general increase in migrating subscribers.

While our subscribers and revenues have been constantly growing, our average monthly service revenues per subscriber have been decreasing. We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.  The following table shows average monthly service revenue per subscriber and average monthly minutes of use per subscriber for the periods indicated.

	Year Ended December 31,
	2000	2001	2002

Average monthly service revenue per subscriber	$54	$36	$23
Average monthly minutes of use per subscriber	151	157	159

Average monthly service revenue per subscriber decreased from $54 for the year ended December 31, 2000 to $23 for the year ended December 31, 2002.  We expect to see a continued decline in average monthly revenues per subscriber due to tariff decreases and the increasing ratio of mass-market subscribers in our subscriber mix.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation,” “—Trend Information—Sales” below and “Item 4. Information on Our Company—A. History and Development—Regional Expansion.”

Revenues

Our principal sources of revenue are:

•                       service revenues, including: usage fees; monthly subscription fees; roaming fees; value-added service fees;

•                       connection fees; and

•                       revenues from sales of equipment, primarily handsets and accessories.

We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority.

Service Revenues

Usage fees include amounts charged directly to our subscribers, both for their usage of our network, as well as their usage of other operators’ GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls except for incoming local calls originated by one of our subscribers and received by another of our subscribers. However, in November 2002 we introduced a promotion whereby our “Jeans” tariff subscribers in the Moscow license area will receive all incoming calls free of charge through June 2003. The charges for outgoing calls to other cellular operators and to the public service telephone network are higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber’s tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues represented 65.3% in 2000, 69.3% in 2001, and 67.3% in 2002.  We generally expect usage fees to continue to grow as a percentage of total net revenues.  However, this was not the case for the year ended December 31, 2002 due to the introduction of new tariff plans based on monthly subscription fees.

Monthly subscription fees consist of fixed monthly charges for network access. Monthly subscription fees represented 17.1% of our total net revenues in 2000, 16.9% in 2001, and 18.2% in 2002.  We generally expect monthly subscription fees to decrease gradually as a percentage of total net revenues.  However, the percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans as discussed in the previous paragraph.

Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 8.1% of our total net revenues in 2000, 6.7% in 2001, and 6.7% in 2002.  We generally expect roaming fees to decline as a percentage of total annual net revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers.

We offer our subscribers an array of value-added services, including call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and Short Messaging Service (SMS). During 2002, the monthly average SMS usage was 10 SMS per subscriber.  These services have historically comprised a small proportion of total net revenues and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase slightly with subscriber growth. We expect that revenue from additional services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

Connection Fees

Connection fees consist of charges paid to us by subscribers for initial connection to our network. We defer connection fees and recognize them as revenues over the estimated average subscriber life as described in Note 3 to our consolidated financial statements. Connection fees represented 2.8% of our total net revenues in 2000, 2.3% in 2001, and 1.8% in 2002.  We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

Equipment Sales (Handsets and Accessories)

A portion of our subscribers purchase their handsets and accessories directly from us and indirectly from dealers who purchase such handsets and accessories from us. Since 1998, we have offered subscribers dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands, and 900, 1800 and 1900 MHz bands, respectively.  Revenue from the sale of handsets and accessories represented 6.8% of our total net revenue in 2000, 4.7% in 2001 and 4.6% in 2002.  We have subsidized our handset sales since 2001 as discussed under “—Sales and Marketing” below.  Our average selling price of handsets declined significantly between 2000 and 2002.

We expect that as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline, as discussed under “—Cost of Services and Products—Costs of Handsets and Accessories Sold to Dealers and Subscribers” below.

Expenses

Our principal expenses are:

•                       cost of services and products, including interconnection and line rental, cost of equipment, and roaming expenses;

•                       operating expenses, including salaries, rent and other general and administrative expenses, including provisions for doubtful accounts;

•                       sales and marketing expenses;

•                       depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets; and

•                       provisions for income taxes.

Cost of Services and Products

Interconnection and line rental.  Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which is necessary in the course of providing service to our subscribers as described under “Item 4. Information on Our Company—B. Business Overview—Network Technology—Interconnect Arrangements and Telephone Numbering Capacity.”

We expect unit interconnect costs to decline, although the aggregate amount payable by us will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines as well as availability and usability of substitutes such as microwave links owned by us. We expect that expenses relating to leased lines will decrease as a percentage of total net revenues as we continue to expand the use of our own fiber-optic network in our license areas.

Roaming Expenses.  Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

Costs of Equipment.  Cost of equipment includes primarily the cost of handsets and accessories sold to dealers and subscribers and the cost of production of SIM cards.  We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the demand for our handsets and accessories to continue to decrease, due to the availability of “gray” handsets on the Moscow market, as well as the fact that many new subscribers already own a handset, either purchased on the gray market or because they are churn clients from other operators. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technology advances and competitive pressures in the market for handsets.

Included in the cost of sales of handsets are the production costs of SIM cards which we distribute to all new subscribers. These costs amounted to $7.0 million in 2000, $13.4 million in 2001, and $26.3 million in 2002.

Operating Expenses

Our operating expenses consist primarily of:

•                       employee salaries;

•                       social contributions payable to the Russian government;

•                       taxes other than income, e.g., taxes based on sales and property taxes;

•                       general and administrative expenses;

•                       provision for doubtful accounts; and

•                       rent.

General and administrative expenses include costs relating to the technical support group for network development, the finance and accounting group and the billing department. Rent expenses include lease payments for base station sites and office space. Total operating expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

We expect our required provision for doubtful accounts as a percentage of net revenues to remain stable as a result of our continued use of our advance payment system, whereby subscribers’ fees are debited from amounts paid by subscribers into their accounts in advance of line usage.  In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. See Item 4. Information on our Company—Business Overview—Advertising and Marketing—Tariffs.”

Sales and Marketing

Our sales and marketing expenses consist of:

•                       dealer commissions on new connections;

•                       expenses for advertising and promotion; and

•                       handset subsidies.

Sales and marketing expenses also reflect advertising, promotions and other costs associated with the expansion of services into our regional license areas and are expected to increase as subscriber numbers and market competition increase.  In addition, we expect these costs to increase as we implement our strategy to further develop our brand and introduce value-added services.

In 2001, we introduced handset subsidies in connection with marketing initiatives.  Handset subsidies as a percentage of total net revenue from sales of equipment were 28.8% in 2001 and 6.6% in 2002.  As of December 31, 2002, we provided subsidies of up to $20 on purchases made in our integrated sales offices of relatively inexpensive telephones. We do not subsidize purchases of telephones that are not purchased at one of our integrated sales offices. Our principle competitors also provide certain handset subsidies and we expect to continue to provide handset subsidies.

We measure subscriber acquisition costs to monitor the cost-effectiveness of our sales and marketing.  We define subscriber acquisition costs as total sales and market expenses for the period per additional subscriber. The following table shows subscriber acquisition costs for the periods indicated:

	Year Ended December 31,
	2000		2001	2002

Subscriber Acquisition Costs	$69		$56	$35
MTS OJSC and Rosico	n.m.	(1)	$65	$48
Other regions	n.m.		$22	$20

(1)           Not meaningful.  In 2000, the number of subscribers outside of the MTS OJSC and Rosico segment was insignificant.

Effective 2001, we changed our accounting policy and began expensing dealer commissions on new connections as incurred instead of amortizing them over the estimated average subscriber life.

Depreciation of Property, Plant and Equipment and Amortization Expenses

We expect depreciation expense, which is principally associated with the acquisition of network equipment, to increase significantly in line with our planned network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity and license costs to increase in line with our planned development programs and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill (see “—Recent Implementation of New Accounting Standards” below in this section).  At this date, we reclassified the carrying value of goodwill of $22 million to licenses.

Provision for Income Taxes

Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 “Income Tax of Organizations” of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. During each of the past three years, these expenses were computed according to several special deductibility regulations. These regulations combined very detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible expenses under Western tax systems, such as:

•                       interest on loans;

•                       advertising and business travel expenses above a stated limit;

•                       non-mandatory insurance expenses; and

•                       training expenses.

The new income tax legislation significantly liberalized the deductibility rules for business expenses. Therefore, starting January 1, 2002, the following business expenses are deductible:

•                       interest on loans (with certain exceptions);

•                       management expenses;

•                       secondment expenses; and

•                       training expenses (with certain exceptions).

Interest paid on loans such as the loans from our subsidiary, Mobile TeleSystems Finance S.A., made to us in connection with the offerings of our notes is deductible to the extent the interest rate does not exceed 15%. The deductibility rules for advertising and business travel expenses were also revised and relaxed significantly.

The tax legislation that was in force prior to 2002 established certain benefits and concessions for companies engaged in the production and service industry. Notably, taxable income could be reduced by amounts reinvested for specific purposes. However, the total reduction from this form of incentive together with certain other reductions could not exceed 50% of the taxable income for the period. The most significant reinvestment purposes were technical re-equipment, reconstruction, expansion and development of production facilities, and the installation of new facilities. We have used these concessions extensively in prior years.  The new income tax legislation does not provide for special tax concessions related to investments in infrastructure. Prior to January 1, 2002, we were able to use these concessions.

In 2000, our income tax rate was 30%.  From January 1, 2001 the statutory income tax rate increased to 35%.  As a result of this increase, we have recognized a deferred income tax charge of $10 million.  Effective January 1, 2002, the statutory income tax rate was reduced to 24%.  This reduction resulted in the recognition of net deferred tax benefit of $22 million in our 2001 financial statements.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2002, substantially all of our tax declarations for the preceding three years were open to further review.  We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Recent Acquisitions

As discussed in “Item 4. Information on Our Company—A. History and Development—Acquisitions and —Regional Expansion,” we completed a number of acquisitions in 2000, 2001 and 2002 to increase our potential subscriber base, enhance our roaming capability and strengthen our competitive position.

Results of Operations

The following table sets forth, selected financial and operational information by segment:

	Years Ended December 31,
	2000		2001	2002
	(In thousands)
Subscribers(1)(2)
MTS OJSC and Rosico	n.m.	(3)	2,275	3,756
Including subscribers in the Moscow license area	n.m.		2,035	3,082
Other	n.m.		374	2,898
Total subscribers	1,194		2,650	6,644(2)

Revenues:
MTS OJSC and Rosico	$534,433		$831,857	$1,044,877
Other	1,279		64,780	370,309
Eliminations(4)	—		(3,390)	(53,430)
Net revenues as reported	$535,712		$893,247	$1,361,756

Costs of services and products:
MTS OJSC and Rosico	$121,124		$168,323	$235,957
Other	1,186		17,144	93,882
Eliminations(4)	—		(1,974)	(43,168)
Cost of services and products as reported	$122,310		$183,493	$286,671

Operating expenses:
MTS OJSC and Rosico	$110,242		$121,055	$173,377
Other	—		13,543	58,107
Eliminations(4)	—		—	(2,428)
Operating expenses as reported	$110,242		$134,598	$229,056

Sales and marketing expenses:
MTS OJSC and Rosico	$76,429		$102,806	$125,841
Other	—		5,516	49,782
Eliminations(4)	—		(593)	(3,646)
Sales and marketing expenses as reported	$76,429		$107,729	$171,977

Depreciation and amortization:
MTS OJSC and Rosico	$85,796		$114,923	$144,004
Other	1,888		18,395	65,676
Depreciation and amortization as reported	$87,684		$133,318	$209,680

Operating income:
MTS OJSC and Rosico	$141,147		$316,894	$365,698
Other	(2,100)		8,039	102,862
Eliminations(4)	—		(824)	(4,189)
Operating income as reported	$139,047		$324,109	$464,371

(1)           We define a subscriber as an individual or organization whose account does not have a negative balance for more than sixty-one days.  For the “Jeans” tariff only, introduced in November 2002, we define a “subscriber” as an individual or organization whose account does not have a negative balance for more than one hundred and eighty-three days.

(2)           Russian subscribers only, we do not include our subscribers in Belarus in our operating information because our joint venture in Belarus is not fully consolidated in our financial statements.

(3)           Not meaningful.  In 2000, the number of subscribers outside of the MTS OJSC and Rosico segment was insignificant.

(4)           Represents the elimination of intercompany sales, operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Revenues and cost of services and product

Consolidated revenues for the year ended December 31, 2002 increased 52.5% to $1,361.8 million from $893.2 million for the year ended December 31, 2001.  This increase was primarily due to the significant growth in our subscribers from 2.65 million as of December 31, 2001 to 6.64 million as of December 31, 2002, an increase of 151% (see “—Overview”).  The increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area and our continued expansion into the regions outside of the Moscow license area where tariffs are lower.  As a result, average monthly service revenue per subscriber decreased 36.4% from $36.0 per subscriber in 2001 to $22.9 in 2002.

For the year ended December 31, 2002 service revenues increased by $444.0 million, or 53.5%, from the year ended December 31, 2001 due to the growth in the number of our subscribers.  Connection fees increased by only $3.8 million, or 18.0%, compared to the year ended December 31, 2001 due to the introduction of tariff plans without connection fees and low connection fee tariff plans.  Equipment revenues increased by $20.7 million, or 49.5%, for the year ended December 31, 2002, compared to the year ended December 31, 2001 due to subscriber growth in 2002, offset by a decrease in the average selling price of handsets.

Consolidated cost of services and products for the year ended December 31, 2002 increased 56.2% to $286.7 million from $183.5 million for the year ended December 31, 2001.  The increase in costs was primarily attributable to subscriber growth.  Consolidated gross margin remained at 79% for the years ended December 31, 2001 and 2002.

MTS OJSC and Rosico revenues for the year ended December 31, 2002 increased 25.6% to $1,044.9 million from $831.9 million for the year ended December 31, 2001.  Although mobile penetration in the Moscow license area is higher than in the other regions of Russia, we continued to attract new subscribers in the Moscow market by introducing new tariff plans and actively marketing our services.  As a result of these efforts, our subscriber base in the Moscow license area has increased from 2.3 million as of December 31, 2001 to 3.7 million as of December 31, 2002.

MTS OJSC and Rosico cost of services and products for the year ended December 31, 2002 increased 40.2% to $236.0 million from $168.3 million for the year ended December 31, 2001.  This was primarily due to the increased cost of equipment resulting from an increase in the number of subscribers.  Interconnection and line rental charges increased to $84.9 million, or 8.1% of segment revenue, in 2002 from $68.2 million, or 8.2% of segment revenue, in 2001.  Roaming expenses increased to $88.9 million, or 8.5% of segment revenue, in 2002 from $65.1 million, or 7.8% of segment revenue, in 2001.

MTS OJSC and Rosico gross margin increased 21.9% to $808.9 million in 2002 from $663.5 million in 2001.  However, our gross margin percentage decreased from 79.8% in 2001 to 77.4% in 2002 primarily as a result of lower revenue per minute of use due to the introduction of lower tariffs during 2002.

Other regions revenues for the year ended December 31, 2002 increased to $370.3 million from $64.8 million for the year ended December 31, 2001.  The growth in revenues resulted from our continued expansion into the regions through organic growth and acquisitions.  Our subscriber base in the other regions increased  from 374,000 as of December 31, 2001 to 2.9 million as of December 31, 2002. Our acquisitions of Kuban GSM and other regional operators, added approximately 640,000 subscribers.  Additional subscribers were attracted through active marketing campaigns in Kuban, St. Petersburg and other license areas.

Other regions cost of services and products for the year ended December 31, 2002 increased to $93.9 million from $17.1 million for the year ended December 31, 2001 due to subscriber growth.

Other regions gross margin increased $231.0 million from $47.6 million in 2001 to $276.4 million in 2002, primarily due to acquisitions of Kuban GSM and other regional operators during 2002 as well as the launch of commercial operations in St Petersburg in the end of 2001.  Our gross margin percentage for the other regions increased to 74.6% in 2002 from 73.5% in 2001 primarily a result of significantly lower operational costs in the regions and operational benefits from an increased presence in the regions.

Operating expenses

Consolidated operating expenses for the year ended December 31, 2002 increased 70.2% to $229.1 million from $134.6 million for the year ended December 31, 2001. Operating expenses as a percentage of net revenues increased to 16.8% for the year ended December 31, 2002, compared to 15.1% for the year ended December 31, 2001.  The increase in operating expenses was primarily due to an increase of $40.3 million in salaries and related social contributions for additional personnel, an increase of $13.8 million in taxes other than income taxes and an increase in network repair and maintenance expenses of $9.8 million.

MTS OJSC and Rosico operating expenses for the year ended December 31, 2002 increased 43.2% to $173.4 million from $121.1 million for the year ended December 31, 2001.  The most significant increases were in the areas of salaries and related social contributions and network repair and maintenance expenses.  Operating expenses as a percentage of segment revenues increased to 16.6% for the year ended December 31, 2002, compared to 14.6% for the year ended December 31, 2001.

Other regions operating expenses for the year ended December 31, 2002 increased to $58.1 million from $13.5 million for the year ended December 31, 2001.  Operating expenses as a percentage of segment revenues decreased to 15.7% for the year ended December 31, 2002, compared to 20.9% for the year ended December 31, 2001 primarily due to the consolidation of Kuban GSM, with a relatively low ratio of operating expenses to revenues and the commencement of commercial operations in St. Petersburg.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2002 increased 59.6% to $172.0 million from $107.7 million for the year ended December 31, 2001.  The increase in sales and marketing expenses of $64.2 million resulted from an increase of $58.3 million in commissions paid to dealers and an increase of $13.8 million in advertising and promotion expenses, offset by a decrease of $7.9 million in handset subsidies. The increase in commissions paid to dealers primarily resulted from the increase in the volume of sales through dealers.  Sales and marketing expenses as a percentage of net revenues remained relatively stable at 12.1% for  the year ended December 31, 2001 and 12.6% for the year ended December 31, 2002.

MTS OJSC and Rosico sales and marketing expenses for the year ended December 31, 2002 increased 22.4% to $125.8 million from $102.8 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues remained relatively stable at 12.0% for the year ended December 31, 2002 compared to 12.4% for the year ended December 31, 2001.

Other regions sales and marketing expenses for the year ended December 31, 2002 increased to $49.8 million from $5.5 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues increased to 13.4% for the year ended December 31, 2002 from 8.5% for the year ended December 31, 2001.  This increase resulted primarily from increased advertising expenses in 2002 in connection with our expansion into the regional markets.

Depreciation and amortization expenses

Consolidated depreciation and amortization of network equipment, telephone numbering capacity and license costs for the year ended December 31, 2002 increased 57.3% to $209.7 million from $133.3 million for the year ended December 31, 2001.  Depreciation and amortization expenses as a percentage of segment revenues increased to 15.4% for the year ended December 31, 2002 from 14.9% for the year ended December 31, 2001.  This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisitions of Kuban GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

MTS OJSC and Rosico depreciation and amortization for the year ended December 31, 2002 increased to $144.0 million, or 13.8% of segment revenue, compared to $114.9 million, or 13.8% of segment revenue, for the year ended December 31, 2001.  The increased depreciation and amortization costs related to an increase in the continued build out of our network.

Other regions depreciation and amortization for the year ended December 31, 2002 increased to $65.7 million, or 17.7% of segment revenue from $18.4 million, or 28.4% of segment revenue, for the year ended December 31, 2001. The increase in the depreciation and amortization expense is associated with the consolidation of assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

Impairment of investment

Impairment of investment for the year ended December 31, 2001 was $10 million.  This charge related to payments made to the government of Belarus in connection with our tender for a license in Belarus which, at that time, we believed would not be recoverable.  See Note 22 to our consolidated financial statements.  We did not record any impairment charges for the year ended December 31, 2002.

Operating Income

Consolidated operating income for the year ended December 31, 2002, increased to $464.4 million from $324.1 million for the year ended December 31, 2001.  Operating income as a percentage of net revenues for the year ended December 31, 2002 decreased to 34.1% from 36.3% for the year ended December 31, 2001.

MTS OJSC and Rosico operating income for the year ended December 31, 2002 increased to $365.7 million, or 35.0% of segment revenues, from  $316.9 million, or 38.1% of segment revenues, for the year ended December 31, 2001.  Our increased operating income primarily resulted from the growth of our subscriber base, partially offset by higher operating expenses and lower tariffs.

Other regions operating income for the year ended December 31, 2002 increased to $102.9 million, or 27.8% of segment revenue, from $8.0 million, or 12.4% of segment revenue, for the year ended December 31, 2001.  The increased operating income in the other regions was due to the benefits of economies of scale resulting from the significant expansion in the regions, partially offset by lower average monthly service revenue per unit and higher depreciation and amortization expenses.

Interest expense

Consolidated interest expense for the year ended December 31, 2002 increased to $44.4 million from $6.9 million for the year ended December 31, 2001 as the result of interest expense related to our $250 million and $50 million notes issuances in December 2001 and March 2002, respectively.

MTS OJSC and Rosico interest expense for the year ended December 31, 2002 increased $36.2 million from $5.0 million for the year ended December 31, 2001 as a result of the interest expense related to our $250 million and $50 million notes issuance in December 2001 and March 2002, respectively.

Other regions interest expense for the year ended December 31, 2002 increased to $8.2 million from $1.9 million for the year ended December 31, 2001.  This increase related primarily to debt assumed in our acquisitions of Kuban GSM and BM-Telecom in 2002.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2002 increased to $110.4 million from $97.5 million for the year ended December 31, 2001. The effective tax rate decreased to 25.8% in 2002 from 29.8% in 2001 as a result of a decrease in the corporate income tax rate from 35% to 24% effective January 1, 2002.

MTS OJSC and Rosico provision for income taxes for the year ended December 31, 2002 increased to $102.6 million from $92.4 million for the year ended December 31, 2001.  The effective tax rate for MTS OJSC and Rosico decreased to 27.4% for the year ended December 31, 2002 from 32.0% for the year ended December 31, 2001.

Other regions provision for income taxes for the year ended December 31, 2002 increased $23.0 million from a $5.1 million benefit to an $18.0 million income tax expense for the year ended December 31, 2001, primarily due to the consolidation of the profitable Kuban GSM operations as well as the improved profitability of other regional operations.

Minority interest

Minority interest for the year ended December 31, 2002 increased by $32.2 million to $39.7 million from $7.5 million for the year ended December 31, 2001 primarily due to minority shareholders’ interest in net income of Telecom-900 of $12.2 million and Kuban GSM of $8.7 million.

Cumulative effect of a change in accounting principle

In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. There were no changes in accounting principles in 2002.  For more information see “Year Ended December 31, 2001, Compared to Year Ended December 31, 2000—Cumulative effect of change in accounting principle”.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenues and cost of service and products

Consolidated revenues for the year ended December 31, 2001 increased to $893.2 million compared to $535.7 million for the year ended December 31, 2000, primarily due to the significant increase in our subscribers from 1.2 million to 2.7 million (see “—Overview”) and an increase in the average monthly minutes of use from 151 to 157 minutes of use, slightly offset by a decrease in certain tariffs and equipment sales. For the year ended December 31, 2001 service revenues increased by $345.8 million and connection fees increased by $6.2 million compared to the year ended December 31, 2000 due to growth in the number of subscribers. Equipment revenues increased by $5.5 million for the year ended December 31, 2001 compared to the year ended December 31, 2000 due to increased sales volume offset by decreased average selling price of handsets.

Consolidated cost of services and products for the year ended December 31, 2001 increased to $183.5 million from $122.3 million for the year ended December 31, 2000. Increases in the cost of services and products were primarily due to an increase of $60.6 million in payments to other operators for interconnection, line rental and roaming, as a result of volume increases, while cost of equipment remained relatively consistent at $39.8 million due to lower level of equipment sales. Cost of services and products as a percentage of revenues decreased by 2.3%, due to subscriber growth that was not materially offset by a decrease in tariffs, and our increasing reliance on our own optic-fiber network, which decreased interconnection and line rental expenses per revenue unit.  Gross margin increased from 77.2% in 2000 to 79.5% in 2001, primarily as a result of the economies of scale in the regions.

MTS OJSC and Rosico revenues for the year ended December 31, 2001 increased to $831.9 million from $534.4 million for the year ended December 31, 2000, primarily due to the increase in number of subscribers.

Other regions revenues for the year ended December 31, 2001 increased to $64.8 million compared to $1.3 million for the year ended December 31, 2000, reflecting the acquisition of Telecom-900.

MTS OJSC and Rosico cost of services and products for the year ended December 31, 2001 increased to $168.3 million compared to $121.1 million for the year ended December 31, 2000, primarily due to growth in subscribers.  Gross margin for 2001 increased to 79.8% compared to 77.3% in 2000.

Other regions cost of services and products for the year ended December 31, 2001 increased to $17.1 million compared to $1.2 million for the year ended December 31, 2000, as a result of consolidation of operating results of Telecom-900 in 2001.  Gross margin increased from 7.3% to 73.5% as a result of the acquisition of Telecom-900.

Consolidated operating expenses for the year ended December 31, 2001 increased to $134.6 million from $110.2 million for the year ended December 31, 2000.  Increases in operating expenses were primarily due to an increase of $10.7 million in salaries and related social contributions for additional personnel, an increase of $2.2 million in rent expenses and an increase of $7.4 million in repair and maintenance expenses.  Operating expenses as a percentage of net revenues decreased to 15.1% in 2001 from 20.5% in 2000, as personnel cost and costs related to expansion of the network per revenue unit decreased.  The overall increase in operating expenses included $13.5 million attributable to the increase in the regional operations, which primarily related to the acquisition of Telecom-900 in 2001.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2001 increased to $107.7 million compared to $76.4 million for the year ended December 31, 2000, primarily as a result of the significant increase in the level of business activity and the expansion of sales and marketing support infrastructure. During late 2001, we increased our expenditures on advertising, marketing and other customer-related activities in response to increased competition to accelerate subscriber growth and to increase market penetration. We also introduced handset subsidies beginning in the second quarter of 2001. Sales and marketing expenses as a percentage of total revenues decreased from 14.3% in 2000 to 12.1% in 2001.

Depreciation and amortization expenses

Depreciation and amortization of network equipment, telephone numbering capacity, license costs and goodwill for the year ended December 31, 2001 increased to $133.3 million, compared to $87.7 million for the year ended December 31, 2000. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisitions of Telecom XXI and Telecom-900. Nevertheless, as a percentage of total revenues, depreciation and amortization for the year ended December 31, 2001 decreased to 14.9% from 16.4% for the year ended December 31, 2000.

Impairment of investment

Impairment of investment for the year ended December 31, 2001 was $10 million as described under “Year Ended December 31, 2002, compared to Year Ended December 31, 2001—Impairment of Investment”  We did not record any impairment charges for the year ended December 31, 2000.

Operating income

Operating income for the year ended December 31, 2001 increased to $324.1 million, compared to $139.0 million for the year ended December 31, 2000, and operating income as a percentage of revenues for 2001 increased to 36.3% from 26.0% for 2000, as a result of the foregoing factors.

Loss on foreign currency exchange

Loss on foreign currency exchange for the year ended December 31, 2001 increased to $2.3 million, compared to $1.1 million for the year  ended December 31, 2000. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debt” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk.”

Interest expense

Interest expense for the year ended December 31, 2001 decreased to $6.9 million, compared to interest expense of $11.3 million for the year ended December 31, 2000, due to the full year impact of EBRD debt repayments in October 2000.

Provision for income taxes

Provisions for income taxes for the year ended December 31, 2001 increased to $97.5 million, compared to $51.2 million for the year ended December 31, 2000. These provisions comprised a current income tax charge of $138.1 million for 2001 and $52.1  million for 2000, and deferred tax benefit $40.6 million for 2001 and $0.9 million for 2000. The reduction in the statutory income tax rate from 35% to 24% resulted in the recognition of a deferred tax benefit of approximately $22 million in  2001. Accordingly, provisions for income taxes as a percentage of income before provision for income tax and minority interest decreased to 29.8% in 2001, from 38.0% in 2000.

Net income

Net income for the year ended December 31, 2001 increased by $115.8 to $205.8 million, compared to $90.0 million for the year ended December 31, 2000, as a result of the foregoing factors.

Cumulative effect of a change in accounting principle

Cumulative effect of a change in accounting principle. In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. Prior to 2001,  payments to dealers for acquiring new subscribers were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and were amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. Starting 2001, we expense subscriber acquisition costs as incurred. The change was made to facilitate the comparison of our results with other telecommunication companies.

As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17.9 million (net of $9.6 million in taxes) was expensed and included in income during the year ended December 31, 2001 as described in  Note 4 “Change in Accounting Principle” to our consolidated financial statements.

B.  Liquidity and Capital Resources

Historically, we have relied on our operating cash flows to finance the majority of our capital expenditure needs, including purchases of property, plant and equipment and intangible assets.  While cash provided by our operations has steadily increased, our continued network expansion and acquisitions of regional operators has required additional equity and debt financing.  In July 2000, we completed our initial public offering on the New York Stock Exchange.  The proceeds from the offering, net of underwriting discount, were $349 million.  In December 21, 2001 and March 20, 2002, we raised approximately $294 million through bond offerings by MTS Finance S.A., our wholly-owned subsidiary.  In January 2003, we raised an additional approximately $396 million through a bond offering by MTS Finance S.A.  We expect that our operating cash flows will allow us to finance the majority of our capital expenditure needs, and to the extent required, we intend to incur additional indebtedness through borrowings or additional capital raising activities to finance future acquisitions of regional operators in Russia and the CIS.  Our cash requirement relating to potential acquisitions of regional operators and intangible assets can vary significantly based on market opportunities.  Historically, a significant portion of our intangible asset purchases have been related to the installation and build out of our GSM network and expansion into new license areas, however future expenditures may be significantly higher, in particular if licenses relating to new technologies become available.

Property, plant and equipment expenditures are generally more predictable and it is likely that the majority of funding for these purchases will continue to be funded by operating cash flows.

Cash Flows

A summary of our cash flows follows:

	Year Ended December 31,
	2000	2001	2002
Liquidity and capital resources data:
Cash flows from operating activities	$190,914	$338,201	$412,772
Cash flows from financing activities	$298,543	$247,592	$100,817
Cash flows from investing activities	$(423,349)	$(441,523)	$(697,921)
Capital expenditures(1)	$(224,898)	$(441,200)	$(574,272)

(1) We define capital expenditures as cash to acquire property, plant and equipment and intangible assets.

During 2000, 2001, and 2002 our operating activities generated positive cash flows due to the growth of our subscriber base through organic growth and acquisitions.  During the same period our investing activities generated negative cash flows due primarily to increases in capital expenditure in connection with the installation and build out of our network in the Moscow license area and the acquisition of regional operators, including the acquisition of Kuban GSM and other regional operators in 2002 and the acquisition of Telecom XXI, Telecom-900 and other regional operators in 2001.  We expect for the foreseeable future to continue to have negative cash flows from investing activities as we expand our network in the Moscow region and continue to expand into the regions outside of the Moscow license area.  In particular, we expect to make significant investments into our operations in the Ukraine, which we acquired through our acquisition of UMC in 2003.  We intend to finance our future investments primarily through net cash flows from operations and the incurrence of additional indebtedness, including the proceeds from our Eurobond offering in January 2003.  See “Item 8—Significant Changes”.  The availability of financing is influenced by many factors including our profitability, operating cash flows, debt levels, contractual restrictions and market conditions.

During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22% from the year ended December 31, 2001.  The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory.  Net cash used in investing activities was $697.9 million, of which $502.0 million related to the purchase of property, plant and equipment.

During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000.  The increase is primarily attributable to increases in net income, adjusted for non-cash items, income tax payable and trade accounts payable and a decrease in accounts receivable, offset by increases in receivables from related parties and VAT receivables.  Net cash used in investing activities was $441.5 million, of which $396.7 million related to purchases of property, plant and equipment.  Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of our notes.  This was offset by repayment of certain debt obligations.

During 2000, net cash provided by operating activities was $190.9 million, an increase of 63.5% from 1999. The increase was primarily attributable to increases in net income, adjusted for non-cash items, offset by a decrease in trade accounts payables and increase in inventory.   Net cash used in investing activities was $423.3 million, of which $195.0 million related to purchases of property plant and equipment.  Net cash provided by financing activities was $298.5 million.  The increase is primarily attributable to proceeds from issuance of capital stock and payments on receivable from Sistema in the amounts of $348.6 million and $27.1 million, respectively, offset by repayment of short-term and long-term loans and dividends paid in the amounts of $62.7 million and $14.4 million, respectively.

Working Capital

Working capital is defined as current assets less current liabilities.  As of the date hereof, we believe our working capital is sufficient for our present requirements.  As of December 31, 2002, we had a working capital deficit of $65.9 million compared to positive working capital of $168.2 million as of December 31, 2001.  Cash and short term investments decreased by $184.9 million and $55.3 million respectively.  The change in working capital was primarily due to the proceeds of our 2001 Eurobond offering being spent to acquire regional operators and for capital expenditures in 2002. VAT receivables increased by $71.8 million in connection with the installation of property, plant and equipment not yet in use.

As of December 31, 2001, we had positive working capital of $168.2 million compared to $147.2 million as of December 31, 2000. Cash and short-term investments increased by $59.1 million following our $250 million Eurobond issuance in the fourth quarter of 2001, and VAT receivables increased by $64.5 million while the remaining current assets remained consistent. These increases were offset by an increase in accounts payable and accrued liabilities of $81.7 million and an increase in subscriber deposits of $19.1 million while the remaining current liabilities remained relatively consistent between years.

As of December 31, 2000, we had positive working capital of $147.2 million compared with a working capital deficit of $65.9 million at December 31, 1999. This $213.1 million increase in our working capital from December 31, 1999 is primarily attributable to the increase in cash following the completion of our initial public offering, which provided $170 million of new short-term investments, $50.6 million in new deposits, an increase of $7.0 million in inventory, and decreases of $14.3 million and $3.9 million in short-term debt which was repaid and trade accounts payables, respectively. These positive factors were partially offset by increases of $15.1 million in income tax payable and $21.6 million in subscriber prepayments and deposits, as well as a decrease of $8.9 million in trade receivables.

Short- and Long-term Indebtedness

As of December 31, 2002, we had indebtedness of approximately $454.5 million, of which $28.5 million were capital lease obligations.  The following chart provides a summary of our material indebtedness as of December 31, 2002:

Indebtedness (excluding capital lease obligations)	Currency of denomination	Amount outstanding as of December 31, 2002 (in thousands)	Interest Rate at December 31, 2002

Notes payable net of discount	USD	$ 300,000	10.95%
Dresdner	USD	39,280	LIBOR + 1.95%-3.35% (3.35% - 4.6%)
Ericsson	USD	30,150	LIBOR + 4% (5.4%)
Citibank	USD	9,000	LIBOR + 3.5% (4.9%)
International Moscow Bank.	USD	5,000	LIBOR + 3.45% (4.85%)
Motorola Inc. Promissory notes	USD	4,617	5.5%
Siemens	EUR	4,000	EURIBOR + 2% (4.9%)
Ruble denominated debt	Ruble	30,335	18% - 23%
Other debt	USD	2,992	8.23%-9.5%
Total:		$ 425,374	—

The terms of certain of our outstanding debt obligations are described below.   Our material committed facilities are described in Note 14 to our consolidated financial statements.

On December 21, 2001, MTS Finance S.A. issued $250 million of 10.95% notes at a price of 99.254%. Proceeds received from the notes, net of discount, were $248 million. Related debt issuance costs in the amount of $3.9 million were capitalized. These notes are guaranteed by us and mature on December 21, 2004.  We make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002.  The notes are listed on the Luxembourg Stock Exchange.

On March 20, 2002, MTS Finance S.A. issued additional $50 million of 10.95% notes at a price of 101.616%. Proceeds received from the notes, including the offering memorandum, were $50.8 million. Related debt issuance costs in the amount of $0.6 million were capitalized. These notes are guaranteed by us and mature on December 21, 2004.  We make interest payments on these notes semi-annually in arrears on June 21 and December 21 each year.  These notes are listed on the Luxembourg Stock Exchange.

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB, or Ericsson, which provides for a credit facility with an aggregate principal amount of $60 million and has a maximum term of five years. The Ericsson credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without the lender’s express consent.  At the request of Sistema, on July 24, 2001, we, Rosico and Ericsson signed an agreement rescheduling Rosico’s principal payments in nineteen consecutive quarterly installments with a date of last repayment of February 25, 2006.  The amounts advanced under the agreement bear interest of LIBOR plus 4%. If Rosico fails to pay any amount payable under the credit facility, the overdue amount bears interest at a rate of an additional 6% per annum.  At December 31, 2002, $30 million was outstanding under the loan.

Concurrent with the sale of Rosico to us, Sistema agreed to fund the full and timely repayment of the Ericsson loan and to indemnify Rosico and us for any costs incurred by either of us in connection with the repayment of the Ericsson loan. During 2000, we agreed with Sistema on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation and decreases our tax costs.  Under our agreement, we have entered into a ruble denominated promissory note with 0% interest, which will mature from 2049 to 2052 to repay a portion of the funding from Sistema.

In October 1997, MSS issued promissory notes to Motorola, Inc. for the  and installation of GSM 900 cellular equipment in the Omsk region. On November 27, 2001, we restructured the repayment date of these notes.  The notes and the accrued interest as of November 27, 2001 are being repaid in regular installments from February 2002 up to May 2004.  As of December 31, 2002, the amount of these promissory notes payable was $4.6 million, which represented the principal and accrued interest.

In December 2001, Telecom XXI entered into a rollover credit facility with Dresdner Bank CJSC. Amounts borrowed by Telecom XXI under this $20.0 million credit facility have a final repayment date of November 2003 and bear interest of LIBOR plus 3.2% per annum (4.6% at December 31, 2002).  As of December 31, 2002, Telecom XXI had $20.0 million outstanding under this agreement.  As of December 31, 2002, UDN-900 and MTS OJSC had debt outstanding under separate credit agreements with Dresdner Bank of $4.3 million and $5.0 million, respectively.

In February 2002, we entered into a credit facility agreement with the International Moscow Bank to borrow up to $5.0 million for refinancing of purchases of telecommunication equipment from Ericsson Radio Systems AB. The amount outstanding under this facility bears interest of LIBOR plus 3.45% (4.85% at December 31, 2002) per annum; default interest is 7.5% per annum.  The facility matures in May 2003.  At December 31, 2002, $5.0 million was outstanding under this facility.

In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility must be repaid in June 2003 and bear interest of LIBOR plus 3.5% (4.9% at December 31, 2002) per annum. Overdue amounts bear an additional 3% per annum.  At December 31, 2002, $9 million outstanding under this facility is included in the current portion of long-term debt.  The amounts outstanding on the facility are guaranteed by MTS OJSC.

In 2001 and 2002, Kuban GSM entered into a number of ruble-denominated credit facility agreements with Sberbank of the Russian Federation. The amounts borrowed under these credit facilities bear interest at rates varying from 17% to 23% and are to be repaid in regular installments on various dates ending June 2005. Borrowing in the amount of $20.5 million are secured by a pledge of equipment. Borrowing in the amount of $1.9 million are secured by a guarantee of KubTelecom, the minority shareholder of Kuban GSM. At December 31, 2002, the total amount payable under these facilities including accrued interest was $21 million.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see the Consolidated Financial Statements included elsewhere herein.

Revenue Recognition

Our revenues consist of service revenue, connection fees and equipment sales. Service revenues include (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing our network and (e) prepaid phone cards. We recognize all of our service revenues based on the period in which the service is utilized. Customers are billed based on the type of service provided. Our connection fees are deferred at the time the subscriber enters into the agreement and recognized over the estimated average subscriber life. We estimate the average subscriber life based on our historical trends. We recognize our equipment sales upon the delivery of equipment to a customer. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on historical collection rates, the age of unpaid amounts and information about the creditworthiness of the customers. Estimates of revenue adjustments and uncollectible accounts receivable are revised each period and any changes are recorded in the period they become known.

Impairment of Long-Lived Assets

We evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. In assessing the recoverability of our long-lived assets, we must make assumptions regarding the estimated future cash flows and other factors to determine whether there are indications of impairment and, if so, the fair value of the respective assets. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for these assets.

License Costs

We capitalize the cost of licenses acquired in business combinations and those directly from government organizations.  As the industry in Russia does not have sufficient experience with renewal of licenses or extensions of license terms, we amortize each license on a straight-line basis over the term of the license. We review these licenses and their remaining useful life and, if necessary, revise based on our actual utilization. The life of a license may vary depending on market or regulatory conditions, and any revision to the life may result in a write off or an increase in amortization costs.

Most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as of December 31, 2002. However, no decisions regulating the terms and conditions of such payments have been formulated.  Accordingly, we have made no payments to date pursuant to any of the current licenses, and have not made any accruals for this liability in the financial statements.

Useful Lives of Property Plant and Equipment

We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives.  We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution.   We review and revise if appropriate the assumptions used in the determination of useful lives of property plant and equipment on an annual basis.

Taxation

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of December 31, 2002, substantially all of our the tax declarations for the preceding three full years are open to further review.

We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is more likely than not that these assets will not be realized.

Recent Implementation of New Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (“APB Opinion”) No. 16.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142 on January 1, 2002, we reclassified the carrying value of goodwill of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on our results of operations or financial position.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” While it supersedes APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.   We adopted SFAS No. 144 as of January 1, 2002. This change has not had a material effect on our interim consolidated balance sheet or statement of operations.

Beginning in 2002, we adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material impact on our results of operation or financial position.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  We adopted the disclosure requirements of FIN 45 in 2002. We do not expect the adoption of FIN 45 to have a material impact on our financial position or results of operations.

In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulleting No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, an enterprise is required to consolidate certain entities (so-called “variable interest entities”), if it is the primary beneficiary of the variable interest entity. The primary beneficiaries of a variable interest entity is the party that adsorbs a majority of the entity’s expected losses or receives the majority of the entity’s residual returns.  FIN 46 also requires additional disclosure regarding the use of variable interest entities. We adopted the disclosure requirements of FIN 46 effective 2002; consolidation provisions of FIN 46 are effective for interim periods beginning after June 15, 2003.  We do not believe that the adoption of the consolidation provisions of FIN 46 will have a material effect on our results of operations or financial position.

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense.

We have adopted SFAS No. 143 effective January 1, 2003.  The adoption of SFAS No. 143 did not have a material impact on our results of operations or our financial position.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 4  “Reporting Gains and Losses from Extinguishments of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt.  SFAS No. 64 amended SFAS No. 4 and is not longer necessary due to the rescission of SFAS No. 4.  SFAS No. 145 also amended SFAS No. 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  We have adopted SFAS No. 145 effective January 1, 2003 and the adoption of SFAS No. 145 do not have a material impact on our results of operations or our financial position.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity.  The fundamental conclusion reached by the FASB in this Statement is that an entity commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  We have adopted the provisions of SFAS No. 146 effective January 1, 2003.   The adoption of SFAS No. 146 did not have a material impact on our results of operations or financial position.

Future Implementation of New Accounting Standards

In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. EITF Issue No. 00-21 is effective prospectively for arrangements entered into after June 15, 2003. We do not believe that the adoption of EITF Issue No. 00-21 will have a material impact on our results of operations or financial position.

In April 2003, FASB issued SFAS No. 149, “Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. SFAS No. 149 is effective (with certain exceptions) for contracts entered into or modified and for hedging relationships designated after June 30, 2003. We do not expect the adoption of SFAS No. 149 to have a material impact on our financial position or results of operations.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of SFAS No. 150 to have a material impact on our financial position or results of operations.

C.  Research and Development, Patents and Licenses, Etc.

Our research and development activities were not significant for the last three years and primarily included activities research relating to new telecommunication technologies, evaluation of alternatives of new or improved services and systems.  Expenditures on research and development were recognized as expenses when they were incurred.  We did not spend any amounts during the last three financial years on company-sponsored research and development activities.

D.  Trend Information

Sales

During 2002, our revenues increased by 52.5% to $1.4 billion and our subscriber base increased by 4 million to 6.6 million.  However, average monthly service revenue per subscriber fell from $36 in 2001 to $23 in 2002 due to the introduction of lower tariffs in the Moscow license area and lower tariffs generally in the regions.

Average monthly service revenue per subscriber in the MTS OJSC and Rosico segment declined from $39.5 in 2001 to $28.9 in 2002 due to the introduction of lower tariff plans in connection with our marketing efforts.   As discussed in “Item 4. Information on Our Company—A. History and Development—Acquisitions” and “Item 4. Information on Our Company—A. History and Development—Regional Expansion,” we completed a number of acquisitions in 2002 which increased our potential subscriber base and strengthened our competitive position in the regions.  In 2002, more than half of our subscriber growth occurred outside of the Moscow license area.  Although average monthly service revenue per subscriber increased in the regions from $6.7 in 2001 to $18.9 in 2002, it remains significantly lower than in the MTS OJSC and Rosico segment due to the relatively low tariffs in the regions.  As a result of competition generally and the tariff structure in the regions, including the region covered by the UMC license area, we expect to see a continued decline in our average monthly service revenue per subscriber.   See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation.”

Churn

Our subscriber churn increased from 26.8% in 2001 to 33.9% in 2002.  We believe that the trend of increasing churn is due to the continued growth of competition in the Moscow license area, in particular, and the growing number of mass-market subscribers in our overall subscriber mix.  Mass-market subscribers tend to switch providers to take advantage of low-tariff promotions and, as a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs.  As tariff plans become more affordable and the economic situation in the Russian Federation improves, we expect to see a growing number of mass-market subscribers in our overall subscriber mix.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview” for our definition of churn.

Regional Expansion

We expect that capital expenditure will remain a large portion of our cash outflows in connection with our  acquisition of operations in the regions and the continued installation and build out of our network.

Capital Expenditures

We spent $574 million on capital expenditure in 2002 primarily relating to property, plant and equipment and intangible assets for network installation and buildout.  We expect to invest approximately $700 million in 2003 and $500 million in 2004 to develop our network  in Russia and the Ukraine.

These estimates do not include expenditures for acquisitions or any expenditures associated with the development of our network in Belarus.  Our actual capital expenditure may vary significantly from our estimates.

E.       Off-balance Sheet Arrangements

As of December 31, 2002, our only off-balance sheet arrangements relate to the provision of a $7.0 million guarantee by us to Invest-Svyas-Holding, described in Note 24 of our consolidated financial statements.

F.       Contractual Obligations

Contractual Obligations and Commercial Commitments

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future principal obligations under these contracts due by period as December 31, 2002:

	2003	2004-2005	2006-thereafter	Total

Contractual Obligations:
Notes payable	$—	$300,000	$—	$300,000
Bank loans	67,098	51,125	7,151	125,374
Capital leases	25,871	9,246	62	35,179
Service agreements	61,312	105,802	103,028	270,142
Committed Investments:
Purchases of property, plant and equipment	306,000	—	—	306,000
Total	$460,281	$466,173	$110,241	$1,036,695

Item 6.          Directors, Senior Management and Employees

A.  Directors and Senior Management

Our directors, executive officers and key employees, and their dates of birth and positions as of December 31, 2002, were as follows:

Name	Year of Birth	Position

Directors and Executive Officers:
Alexander U. Goncharuk	1956	Chairman
Dr. Rainer Hennicke	1943	Deputy Chairman
Mikhail A. Smirnov	1950	Director and President
Alexander P. Vronetz	1954	Director
Michael Guenther	1944	Director
Vassily V. Sidorov	1971	Director
Gernot Taufmann	1957	Director
Dr. Yury A. Gromakov	1946	First Vice President
Mikhail V. Susov	1967	First Vice President
Wim van Bommel	1948	Vice President—Finance
Tatiana V. Evtushenkova	1976	Vice President—Investments and Securities
Valeriy A. Kozlov	1956	Vice President—Administrative Affairs
Anatoly V. Tchekhvan	1948	Vice President—Operations
Valery I. Grashenkov	1946	Vice President—Integration of Radio Systems

Alexander U. Goncharuk has served as Chairman of our Board of Directors since June 2002. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. He also acted as our Deputy Chairman during 1997 and from January 1999 through June 1999, and as our Chairman in 1998. Since 1998, Mr. Goncharuk has served as President of Sistema Telecom and, since 1996, Vice President of JSFC Sistema. He also serves on the board of directors of seven other companies affiliated with Sistema.

Dr. Rainer Hennicke has served as Deputy Chairman of our Board of Directors since June 2002. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. He also acted as our Chairman from January 2001 through June 2002, from January through December 1999 and from July 1995 until December 1997. He was our Deputy Chairman in 1998 and 2000. Dr. Hennicke was head of the representative office of DeTeMobil Deutsche Telekom in Russia from 1995 to 2002, and has been the head of the representative office of T-Mobile Deutschland GmbH in Russia since 2002. In addition to his service with us, he was a managing director of ZETA Telekommunikationsdienste GmbH from 1999 to 2002.

Alexander P. Vronetz has served as one of our Directors since June 1999. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. Mr. Vronetz served as our Chairman in 2000 and also acted as Deputy Chairman from January 2001 through June 2002 and from June through December of 1999. Mr. Vronetz has also been deputy general director of Sistema Telecom JSC, an affiliate of Sistema, since December 1998. From November 1994 through December 1998, he headed Giprosvyaz, a Russian research organization. Mr. Vronetz serves as a member of the board of directors of several Sistema affiliates, including Moscow Cellular Communications OJSC, our competitor.

Mikhail A. Smirnov has served as our President and Director since 1995. His term as a Director expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003, and his term as President expires in February 2005. Mr. Smirnov has also served as Chairman of the Board of Directors of our subsidiary ReCom since 1998 and as chairman of the Association of GSM Operators of Russia since 1995. He is also Chairman of the Board of Directors of our subsidiaries UDN-900, ReCom OJSC, and member of the Board of Directors of Kuban GSM, MTS JLLC, MTS in the Komi Republic LLC, MSS, Novitel CJSC and MTS-NN.

Michael Guenther has served as one of our Directors since October 2000. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. Mr. Guenther is a member of the Board of Management of T-Mobile International AG. He is also a member of the board of directors or supervisory board of each of the following companies affiliated with T-Mobile: Polska Telefonica Cyfrowa Sp., RadioMobil a.s., C-Mobil B.V., WESTEL Mobil Tavkoezlesi Rt., Eurotel Bratislava a.s and Hrvatski Telekom (HT).

Vassily V. Sidorov has served as one of our Directors since 2002. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. Since 2000, he has served as First Vice President for Finance and Investments at Sistema Telecom. He also serves on the board of directors of Comstar CJSC, MTU-Inform Company CJSC, and our competitors Personal Communications CJSC and Moscow Cellular Communications OJSC.

Gernot Taufmann has served as one of our Directors since 1998. His current term expires on the date of our next annual shareholders’ meeting, which will take place on June 30, 2003. He is president of the Moscow Office of Deutsche Telekom AG and has overseen Deutsche Telekom’s responsibilities in the Commonwealth of Independent States since 1995. Mr. Taufmann is Chairman of Board of Directors of Ukrainian Mobile Communications. He has also served as an executive director of ZETA Telekommunikationsdienste GmbH since 2000.

Dr. Yury A. Gromakov has served as our First Vice President since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. He has been involved in mobile communications for 30 years and holds a degree of Doctor of Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as Honorable Radio Operator of Russia. Dr. Gromakov is also a member of the International Academy of the Science of Information and Information Processes and Technologies. He has published more than 100 scientific works, including two monographs in the area of mobile communications.

Mikhail V. Susov has served as our First Vice President in charge of commercial operations since February 2002. From December 2001 until February 2002, Mr. Susov served as the General Director of Comstar Telecommunications. From 1996 until December 2001, he served as the General Director of CJSC Personal Communications.

Wim van Bommel has served as our Vice President of Finance since August 1999. From May 1996 through August 1999, he worked in Russia for Millicom International Cellular S.A. as finance director for Millicom’s joint ventures in Smolensk and Kemerovo. From August 1991 through May 1996, Mr. van Bommel worked as chief financial officer for the Dutch subsidiary of a U.S.-based chemical trading company.

Tatiana V. Evtushenkova has served as our Vice President of Investments and Securities since October, 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom. Prior to joining Sistema Telecom she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Directors of Sistema. Ms. Evtushenkova also serves on the Board of Directors of CJSC Telmos.

Valeriy A. Kozlov has served as our Vice President of Administrative Affairs since 1993. Before joining us, Mr. Kozlov served as an administrative director for VAST, a joint Russian-Canadian venture formerly called M-Bell.

Anatoly V. Tchekhvan has served as our Vice President of Operations since March 2001. From April 1999 through March 2001, Mr. Tchekhvan served as the chief of our operational department. Before joining us in 1996, Mr. Tchekhvan served as chief engineer of Rostelecom.

Valery I. Grashenkov has served as our Vice President of Integration of Radio Systems since March 2002. From 1995 through March 2002, Mr. Grashenkov served as the head of our network planning department. Before joining us, he held various posts at the Moscow Radio-Technical Scientific and Research Institute.

Board Composition

As of December 31, 2002, our Board of Directors consisted of seven members, although this may be increased to nine members, including two independent members, by shareholder resolution. Members of our Board of Directors are elected by a majority vote of shareholders at the annual General Meeting using a cumulative voting system. Members of our Board of Directors are elected for one year terms and may be reelected an unlimited number of times. The members of our Board of Directors do not serve pursuant to a contract. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders.

The business address of the members of our Board of Directors is 4 Marksistskaya Street, Moscow 109147, Russian Federation.

B.                                    Compensation of Directors and Senior Management

Executive Compensation

Our officers and directors were paid during 2002 an aggregate amount of approximately $4.3 million for services in all capacities provided to us; this amount was comprised of $0.46 million in base salary, and a $3.84 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

Management Stock Bonus and Stock Option Plans

On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 of our common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of our common shares. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million.

Under the stock bonus plan, during the period from September 12, 2000, through September 22, 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding

Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

On the date the shares were granted, we recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $0.8 million, respectively, based on the fair value of the shares on the date they were granted.

Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of the company.

On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 common shares to our board members and 808,529 common shares to our key employees. These options provide that, on July 15, 2003, board members and key employees may purchase our common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member would have terminated if the board member was terminated as a board member prior to our 2002 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2003.

On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,640 common shares to our board members and 1,107,041 common shares to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 21 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2003 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2004. We expect to recognize a compensation expense of approximately $0.2 million based on the intrinsic value of these options over the 21-month period.

We are accounting for the management stock option plan in accordance with APB No. 25, under which expense is generally only recognized for a difference between the exercise price and the fair market value measured as of the date the option was granted.

In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

C.                                    Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at the annual General Meeting using a cumulative voting system.  Directors are elected for one year terms and may be re-elected an unlimited number of times.  Our Board of Directors currently consists of seven members, although this may be increased to nine members by shareholder resolution.  The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders.  See “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation” for more information regarding the competence of our shareholders’ meetings.  The members of our Board of Directors do not serve pursuant to a contract.

President

The General Meeting of Shareholders, at the recommendation of the Board of Directors, appoints our President for a term of three years. The rights, obligations and the times and amounts of payment for the President’s services are determined by a contract concluded with him by the Company, which is represented by the Chairman of the Board of Directors or by a person authorized by the Board of Directors. This contract may be terminated without cause with two months’ prior written notice, following which the President is entitled to five months’ salary. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors.

Review Commission

Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Review Commission. As of May 31, 2003, our Review Commission had three members:

•                  Elena V. Bekian holds the position of Head of Internal Audit Department within Sistema Telecom JSC. Her current term expires at the next annual shareholders’ meeting, which will take place on June 30, 2003.

•                  Sergey N. Kushakov has served on the Review Commission since June 1999. His current term expires at the next annual shareholders’ meeting, which will take place on June 30, 2003. Mr. Kushakov holds the position of General Director of Torgovy Dom Detsky Mir, a subsidiary of Sistema.

•                  Bernd Willmann holds the position of Head of International Auditing at Deutsche Telecom A/G. His current term expires at the next annual shareholders’ meeting, which will take place on June 30, 2003.

The members of our Review Commission do not serve pursuant to a contract.

Audit and Disclosure Committee Plans

We are currently in the process of establishing a Disclosure Committee and an Audit Committee and expect both committees to be established by the end of 2004.  We expect that the establishment of our Disclosure Committee will enhance our existing internal disclosure controls and procedures.  The committee will oversee the collection, review and reporting of information relating to our disclosure obligations.  It will also be tasked with periodically evaluating our system of disclosure controls and procedures and generally responsible for all aspects of information disclosure in connection with the preparation of our annual reports and other disclosure documents in accordance applicable law.

We also intend to establish an Audit Committee comprised of members of our Board of Directors for the purpose of overseeing our accounting and financial reporting process and audits of our financial statements and handling other responsibilities delegated to it in its charter and under U.S. law.  As we do not have an Audit Committee at present, under U.S. law our entire Board of Directors is deemed to comprise the Audit Committee.

D.                                    Employees

At December 31, 2002, we had 11,042 employees, representing growth of approximately 22% from year-end 2001. Over 30% of these employees, or 3,388, worked in Moscow. Of the Moscow employees, 11 were executives; 799 were technical and maintenance employees; 1,808 were sales, marketing and customer service staff; and 770 were administration and finance staff. As of December 31, 2002, 7,654 of our employees worked in the regions outside of the Moscow license area. Of these employees, we estimate that 1,746 were technical and maintenance employees; 3,850 were sales, marketing and customer service staff; and 1,870 were administration and finance staff.

The substantial growth in the number of our employees is attributable primarily to the continued expansion of our network in the Moscow license area and other regions of Russia and our increased focus on customer care. The following chart sets forth the number of our employees at the year-end of 2000, 2001, and 2002:

	2000	2001	2002

Moscow license area	1,782	2,633	3,388
Other regions	558	2,357	7,654
Total	2,340	4,990	11,042

Percent increase of total employees over prior period	98.8%	113.3%	221.3%

Our future success will depend in significant part on the continued service of our key technical, sales and senior management personnel. To date, we have experienced a low level of departures, voluntary or otherwise. Our employees are not unionized, we have not experienced any work stoppages and we consider our relations with employees to be strong.

E.                                      Share Ownership

Of our directors, senior management and employees that own our shares, each individually beneficially owns less than one percent of our common stock.

The aggregate beneficial interest of our directors, senior management and employees as of December 31, 2002, was 717,598 shares of common stock, equaling approximately 0.04% of our outstanding common stock.

Item 7.                                   Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The following table sets forth, as of May 31, 2003, information regarding the beneficial ownership of our common stock by each person known by us to own beneficially any of our voting securities and all our directors and executive officers as a group. All shares of common stock have the same voting rights.

In April 2003, Sistema exercised its rights under a call option agreement entered into with T-Mobile dated March 12, 2003 to acquire directly and indirectly from T-Mobile 199,332,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. This included 120,811,184 shares of common stock acquired directly from T-Mobile and the acquisition of all the shares in Invest-Svyaz-Holding previously held by T-Mobile, representing a beneficial interest in a further 78,521,430 shares of common stock. The acquisition was completed in April 2003.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—Our controlling shareholders have the ability to exert significant influence over us and their interests may conflict with those of holders of our securities as they may make decisions that materially adversely affect your investment. In addition, because one of our controlling shareholders is also our competitor, it may have interests that conflict with those of holders of our securities.” T-Mobile also sold an additional 5.0% of our common stock in a private placement during April 2003.

Subject to the above, since the date of our creation on March 1, 2000, as a result of a merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary, there have not been any significant changes in the percentage ownership held by any major shareholders, other than the dilution each such shareholder experienced during our initial public offering, completed on July 6, 2000.

	Beneficial ownership as of May 31, 2003
Name	Number		Percentage

Sistema(1)	813,334,652		40.8%
T-Mobile(2)	501,325,554		25.1%
Invest-Svyaz-Holding(3)	160,247,802		8.0%
VAST(4)	60,219,432		3.0%
Holders of American Depositary Shares	348,102,060		17.5%
Holders of Global Depositary Receipts	99,400,000		5.0%
All executive officers and directors, and shares issued for ESOP as a group		*	*
Total	1,993,326,138		100%

*                                         Less than 1%

(1)                                  In connection with its April 2003 Eurobond offering, Sistema has pledged 193,473,900 shares of common stock to Deutsche Trustee Company Limited.  The total number of shares pledged by Sistema to Deutsche Trustee Company Limited represents approximately 9.7% of our issued and outstanding shares. Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, VAST and Invest-Svyaz-Holding, as further discussed in Note 4 below. Mr. Evtushenkov is also chairman of the board of Sistema.

(2)                                  T-Mobile is a wholly-owned subsidiary of Deutsche Telekom AG, the largest telecommunications provider in Germany.

(3)                                  Invest-Svyaz-Holding is a Russian closed joint stock company wholly owned by Sistema. Invest-Svyaz-Holding has pledged 81,728,372 shares of our common stock to Zeta Telekommunikationsdienste GmbH, a company 51% owned by T-Mobile and 49% owned by Disantis S.A., an entity affiliated with Sistema. The total number of shares pledged by Invest-Svyaz-Holding to Zeta constitute 4.1% of our issued and outstanding shares.

(4)                                  VAST is a limited partnership formed under the laws of Russia. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian company engaged in telecommunications, owns the remaining 49% interest in VAST.

As of May 31, 2003, we had 1,993,326,138 shares of common stock issued, including 13,554,618 shares of common stock we issued to our subsidiary Rosico at the time of our initial public offering pursuant to our stock bonus plan and stock option plan for selected officers, key employees and key advisors. The total number of ADSs outstanding was 17,405,103 representing underlying ownership of 348,102,060 shares, approximately 17.5% of our outstanding share capital. The shares underlying the ADSs are deposited with Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.  We also had GDRs outstanding representing underlying ownership of 99,400,000 shares, approximately 5.0% of our outstanding share capital.

Based on our share register, and other than as indicated above, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements that may result in a change of control.

B.                                    Related Party Transactions

Rosico Purchase

In August 1998, MTS CJSC purchased from Sistema 13,680 shares of common stock of Rosico, representing 80% of the issued and outstanding capital stock of Rosico, in exchange for 408,631,860 newly issued shares of MTS CJSC’s common stock, which represented approximately 25% of its issued and outstanding capital stock immediately after that exchange. MTS CJSC recorded the purchase price at $118 million, based on the estimated fair value of the Rosico businesses acquired. Under this purchase agreement, Sistema agreed to fund all payment and other obligations arising under the Ericsson loan and to indemnify us and Rosico for any costs we or Rosico incur in connection with the repayment of the Ericsson loan.  In 2000 we acquired the remaining 20% of Rosico’s common stock for $16.1 million from Sistema’s affiliates (9.5%), Siemens (10%) and T-Mobile (0.5%).

Rosno OJSC

In 2000, 2001 and 2002, we arranged medical insurance for all employees and insured our property for approximately $274 million in 2000, $612 million in 2001 and $781 million for 2002, respectively, with Rosno OJSC. Sistema is a significant shareholder of Rosno. Expenses relating to insurance premiums to Rosno amounted to $6.5 million in 2000, $8.0 million in 2001 and $4.9 million for 2002, including premiums for medical insurance of approximately $1.6 million in 2000, $2.5 million in 2001 and $3.6 million for 2002. We believe that all of the insurance contracts with Rosno have been entered on market terms. Rosno has entered into reinsurance contracts with leading global reinsurers, with the exception of medical risks.

Dontelecom Purchase

In September 2002, we acquired 33.3% of Dontelecom from a company affiliated with Sistema, for $7.5 million.

Telecom-900 Purchase

During 2001 and 2002, we acquired 81% and 19% of the outstanding common stock of Telecom-900, for $26.8 million and $6.9 million, respectively, from Sistema and Invest-Svyaz-Holding, respectively.

Maxima Advertising Agency

In  2000, 2001 and 2002, we entered into contracts for advertising services with Maxima Advertising Agency. Maxima is majority-owned by a Sistema affiliate, and certain members of our board of directors are also members of Maxima’s board of directors. Advertising fees paid to Maxima amounted to $6.4 million in 2000, $8.7 million in 2001 and $13.1 million in 2002. We believe all contracts with Maxima have been entered into on market terms.

Moscow City Telephone Network (MGTS)

In 2000, 2001 and 2002, we had line rental agreements with MGTS and rented a cable plant from MGTS for installation of optic-fiber cable. We also rented buildings for administrative offices, sales and marketing offices as well as premises for switching and base station equipment. The amounts paid under these agreements for the years ended December 31, 2000, 2001 and 2002 were approximately  $1.0 million, $1.5 million and $4.4 million, respectively. We also purchased buildings from MGTS for the amounts of approximately $2.9 million in 2000, $2.6 million in 2001 and $2.0 million in 2002. We believe that these purchases were, and all other agreements are, on market terms. MGTS is majority-owned by Sistema and its affiliates, and certain members of our board of directors are also members of MGTS’ board of directors.

Moscow Bank of Reconstruction and Development (MBRD)

Beginning in August 2000, we have maintained bank and deposit accounts with the Moscow Bank of Reconstruction and Development, or MBRD, whose major shareholder is Sistema. As of December 31, 2002, our cash position at MBRD amounted to $38.7 million, including $34.0 million in time deposits and $4.7 million in current accounts. During 2000, 2001 and 2002, the related interest accrued and collected on the deposits amounted to approximately $1.0 million, $3.0 million and $5.1 million, respectively, which is reflected in our financial statements as a component of interest income. In addition, in January 2003, we entered into an agreement with MBRD whereby the bank acted as our financial advisor in connection with our Eurobond offering in exchange for total compensation of $20,000.

MTU-Inform

We have interconnection arrangements with, and receive domestic and international long-distance services from, MTU-Inform. We paid interconnection and line rental fees to MTU-Inform for the years ended December 31, 2000, 2001 and 2002 of approximately $17.4 million, $29.0 million and $24.1 million, respectively. In 2000, 2001 and 2002 we also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2000, 2001 and 2002 amounted to $11.7 million, $4.7 million and $1.6 million, respectively. We believe that these arrangements are on market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates, and 48% by Sistema.

Telmos

We have interconnection arrangements with, and receive domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2000, 2001 and 2002 were $4.3 million, $4.0 million and $1.3 million, respectively. We believe that these arrangements are on market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates, which in turn also own 40% of Telmos.

Key Advisors for Initial Public Offering

Officers of two of our shareholders, Sistema and T-Mobile, advised us in connection with our initial public offering. In return for their assistance, these key advisors purchased a total of 538,201 of our shares from Rosico during the period from September 12, 2000 through September 22, 2000, at the nominal price of 0.1 rubles per share, for total compensation of approximately $797,000.

Invest-Svyaz-Holding

In 2001 and 2002, subsidiaries of Telecom-900, Uraltel, FECS-900 and SCS-900 entered into agreements with our shareholder, Invest-Svyaz-Holding, for the leasing of network equipment and a billing system. The interest rate implicit in these leases varies from 15% to 44%, which our management believes are market terms.  The total minimum lease payments due through December 31, 2005, including interest, is  approximately $12.4 million.

In addition to the above lease transactions, we also guaranteed debt of Invest-Svyaz-Holding in the amount of $7 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to our subsidiaries. For the year ended December 31, 2002, leases to our subsidiaries amounted to approximately 99% of the revenues of Invest-Svyaz-Holding.

Principal and interest paid to Invest-Svyaz-Holding for the period from the date of our acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were approximately $0.5 million and $0.1 million, respectively.  For the year ended December 31, 2002, principal and interest paid to Invest-Svyaz-Holding were $2.9 million and $1.4 million, respectively.

T-Mobile

In 2000, 2001 and 2002, we had non-exclusive roaming agreements with T-Mobile that were comparable to roaming agreements between us and other cellular mobile operators.  We made payments under these roaming agreements of approximately $0.7 million, $0.7 million and $1.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.  In addition, during 2000 T-Mobile provided consulting services to us for $2.7 million.

Ukrainian Mobile Communications

On November 5, 2002, we signed agreements with all the existing shareholders of Ukrainian Mobile Communications, or UMC, providing for our acquisition of a 57.7% stake in UMC for $194.2 million, including an agreement for our purchase of a 16.3% participation interest in UMC from Deutsche Telekom AG. This transaction was completed in March 2003. In addition, as part of the transaction, we have guaranteed shareholder loans from Deutsche Telekom AG to UMC of $21.3 million. See “Item 4. Information on Our Company—A. History and Development—Regional Expansion.” Our shareholder T-Mobile is a wholly-owned subsidiary of Deutsche Telekom AG.

Loan to UMC

In May 2003 we provided a loan to UMC in the amount of $20 million.  This loan bears interest at 7.0% and matures six months from the date of the loan.  To finance this loan, in May 2003 we entered into a $20 million loan agreement with ZAO Raiffeisen Bank Moscow.  This loan bears interest at LIBOR plus 2.85%, matures one year from the date of the loan and is secured by a pledge of certain equipment.

STROM Telecom

During 2003, we entered into three agreements with STROM Telecom, a company affiliated with our major shareholder Sistema.  Pursuant to these contracts, we will purchase a billing system and communications software support system from STROM Telecom. The total purchase price under these contracts is approximately $12 million, which we believe is market price.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                   Financial Information

A.                                    Consolidated Statements and Other Financial Information

8.A.1.  See Item 18.

8.A.2.  See Item 18.

8.A.3.  See Report of Independent Accountants, page 149.

8.A.4.  We have complied with this requirement.

8.A.5.                Not applicable.

8.A.6.                Not applicable/See Item 18.

8.A.7.                Litigation

We are not involved in any legal proceedings that we believe are material to us.

8.A.8.                Dividend Distribution Policy

We declared cash dividends in the ruble equivalent of $0.003 per share in 1997, $0.007 per share in 1998, and $0.007 per share in 1999, each in respect of the prior year.  In addition, an interim dividend of 0.24 rubles, or $0.008, per share was declared by our Board of Directors on April 4, 2000, and paid prior to June 5, 2000.  Because MTS CJSC did not hold an annual shareholders’ meeting in 2000 due to the merger of MTS CJSC and RTC CJSC on March 1, 2000, and their subsequent liquidation, it was not possible for shareholders of MTS CJSC to declare an annual dividend in respect of the year ended December 31, 1999.  Therefore, our directors declared an interim dividend that, while based on the net income earned by MTS CJSC in the year ended December 31, 1999, was paid, due to requirements of Russian legislation, as an interim dividend in respect of the year ended December 31, 2000.  Under Russian legislation, the annual dividend declared for a year cannot be less than the total of the interim dividends declared for that year.  Therefore, we declared cash dividends in the ruble equivalent of $0.008 per share in 2001, for the year ended December 31, 2000, based on the net income earned by MTS CJSC in respect of that year and an interim dividend, paid prior to June 5, 2000.  As our existing shareholders had already received payment of the interim dividend, only shareholders of record for the purposes of the annual shareholders’ meeting who had not already been paid this dividend received a dividend payment of $0.008 per share. We did not declare any dividends in respect of the year ended December 31, 2001.

Except for these dividends, we have not, since our inception, declared or paid any dividends on our common stock. Our Board of Directors has recommended a dividend payment in the amount of $110 million, or $0.055 per share ($1.10 per ADS), for the year ended December 31, 2002, which will be voted upon by our shareholders on June 30, 2002.  The record date for the dividend payment was May 19, 2003. In addition, our controlling shareholders, Sistema and T-Mobile, have expressed their intent to support annual distributions of not less than the equivalent of 25% of Mobile TeleSystems OJSC’s stand-alone net profits (as determined under Russian accounting standards) as dividends.  See “B.—Significant Changes” below for a description of the Shareholders’ Agreement between Sistema and T-Mobile.

Annual dividend payments, if any, must be recommended by our Board of Directors and approved by our shareholders.  We anticipate that any dividends we may pay in the future on the common shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses.  Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

B.                                    Significant Changes

Eurobonds

We completed a $400 million Eurobond offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes were issued under an indenture dated January 30, 2003. Interest on the notes is payable in arrears on January 30 and July 30 of each year, commencing on July 30, 2003.  These notes are guaranteed by us and mature on January 30, 2008. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $396.1 million have been partially used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in Ukrainian Mobile Communications in March and June 2003, respectively, and other acquisitions of mobile operators in Russia. For a description of the indenture and guarantee executed in connection with this transaction see “Item 10. Additional Information—C. Material Contracts— Eurobond Indentures and Guarantees.”

Ukrainian Mobile Communications

In March 2003, we acquired a 57.7% stake in Ukrainian Mobile Communications, or UMC, for $194.2 million.  On June 4, 2003, we purchased an additional 26.0% stake in UMC for $87.6 million from Ukrtelecom pursuant to a call option agreement, which increased our ownership in UMC from 57.7% to 83.7%.  For additional details regarding the terms of this transaction, see “Item 10. Additional Information—C. Material Contracts—Ukrainian Mobile Communications.”

License for Samara Region

In March 2003, we received a license issued by the Ministry of Communications to provide GSM 900/1800 cellular services in the Samara region.  This license is valid until December 30, 2012.  As of March 3, 2003, the population of the Samara region was 3.3 million, and mobile penetration stood at approximately 19%.

T-Mobile Sale of 5% Stake

On April 15, 2003, T-Mobile sold 5.0% of our shares on the open market in the form of Global Depositary Receipts, or GDRs, listed on the London Stock Exchange.

Call Option and Shareholders’ Agreements between Sistema and T-Mobile

In April 2003, Sistema exercised its rights under a call option agreement entered into with T-Mobile dated March 12, 2003 to acquire directly and indirectly from T-Mobile 199,332,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. The acquisition was completed in April 2003.  As a consequence, Sistema now has a controlling interest over more than 50% of our shares.

Sistema and T-Mobile also entered into a shareholders’ agreement dated March 12, 2003 relating to our management. Under the shareholders’ agreement, T-Mobile undertakes to vote when necessary to ensure (in so far as it is able) that Sistema will have a majority of the members of our board of directors. However, certain actions will require T-Mobile’s approval, including new issuances of our shares, actions which would dilute T-Mobile’s shareholding in us and acquisitions by us with a value greater than 25% of the balance sheet value of our total assets, in accordance with Russian accounting standards. Under the shareholders’ agreement, both Sistema and T-Mobile have a right of first refusal with respect to sales of our shares by the other party to third parties, subject to certain exceptions. Sistema and T-Mobile have also agreed to consult each other with respect to any dividend policy, with the expectation that annual distributions of not less than the equivalent of 25% of our net profits (as determined under Russian accounting standards) will be made as dividends. In addition, T-Mobile and Sistema have agreed to consult with each other where applicable as to the implementation of any mandatory listing of our shares on a Russian stock exchange. Subject to applicable law and regulation, any such local listing would be subject to certain restrictions and obligations as agreed to by T-Mobile and Sistema, including minimum liquidity requirements and a distribution limitation solely to Russian domestic investors.

The shareholders’ agreement may, subject to a three-month remedy period, be terminated by either party if the other party holds less than 25% of our share capital.

Sistema Eurobond

In April 2003, Sistema issued $350 million 10.25% notes, due in 2008.  These notes are secured by 193,473,900 shares of our common stock.

Purchase of TAIF Telcom

In April 2003, we acquired a controlling stake in TAIF Telcom, the largest cellular operator in Tatarstan, from the company’s shareholders, comprised of  51% of the company’s common shares  for $51 million and 50% of the company’s preferred shares for $10 million. We also signed call and put option agreements with the shareholders of TAIF Telcom to acquire the remaining shares of the company.

The exercise period of the call options for common shares is 48 months from the date of our acquisition of a controlling stake in TAIF Telcom (the “initial acquisition date”) and the put options for common shares are exercisable for 36 months from the date falling 18 months after the initial acquisition date. The minimum price of the call and put options for the company’s common shares is $49 million plus 8% per annum starting from the initial acquisition date.

The exercise period of the call options for preferred shares is 48 months from the date falling 24 months after the initial acquisition date and the put options for preferred shares are exercisable for 24 months from the initial acquisition date. The minimum price of the call and the put options for the company’s preferred shares is $10 million plus 8% per annum commencing from the initial acquisition date.

TAIF Telcom provides mobile services in the GSM 900/1800 standard in the Republic of Tatarstan in the Volga region of Russia with a population of approximately 3.8 million. As of April 2003, mobile penetration in Tatarstan was estimated at 13%, according to AC&M-Consulting, TAIF Telcom had a subscriber base of approximately 240,000 people, which translated to 53% of all mobile users in the region and 76% GSM users according to AC&M-Consulting. As of the acquisition date, the company operated 221 base stations and switching centers with a capacity of 400,000 subscribers. The company’s network covered over 98% of the population of Tatarstan.

Dividend Recommendation

On May 19, 2003, our Board of Directors recommended cash dividends of $1.10 per ADS ($0.055 per share) for a total of $110 million.  This recommended dividend distribution is subject to the approval of our shareholders at our annual shareholders’ meeting on June 30, 2003.

Additional Debt Issuance

In March 2003 our Board of Directors approved the issuance of ruble-denominated bonds in an amount up to 5 billion rubles (approximately $161 million).  If approved by our shareholders during our annual shareholders’ meeting on June 30, 2003, we expect to consummate this transaction during the third quarter of 2003.

Rosico Merger

On June 9, 2003, our wholly-owned subsidiary Rosico merged into us pursuant to a shareholders’ resolution approving the merger and a merger agreement.  The intent of this merger is to reduce financial, managerial and other expenses connected with providing communication services in the territories in which Rosico currently operates.   For further description of this merger, see “Item 4. Information on Our Company—A. History and Development.”

Item 9.           The Offer and Listing

(Items 9A 1-3, 9A 5-7, B, D, E and F are not applicable.)

A.4.  Market Price Information

The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2000, 2001 and 2002; the high and low market prices for each full financial quarter since the completion of our initial public offering on July 6, 2000; and the high and low market prices for each of the most recent sixth months.  Our ordinary shares are not currently listed in Russia.

	High	Low
May 2003	$54.45	$45.90
April 2003	$49.46	$41.18
March 2003	$44.95	$40.20
February 2003	$43.10	$35.71
January 2003	$41.49	$35.40
December 2002	$41.50	$33.25

First Quarter 2003	$44.95	$35.40
Fourth Quarter 2002	$41.50	$28.70
Third Quarter 2002	$32.80	$23.75
Second Quarter 2002	$38.00	$25.67
First Quarter, 2002	$40.05	$30.60
Fourth Quarter, 2001	$38.75	$23.05
Third Quarter, 2001	$27.98	$22.41

2002	$41.50	$23.75
2001	$38.75	$22.41
2000	$32.00	$21.25

C.                                    Markets

Our ordinary shares are not currently listed in Russia. American Depositary Receipts, each representing twenty of our ordinary shares, have been listed on the New York Stock Exchange under the symbol “MBT” since June 30, 2000. Our ADRs and GDRs are also traded on the London Stock Exchange under the symbols “MOBD” and “MBT” respectively, and on the Frankfurt Stock Exchange under the symbol “MKY.”  Our Eurobonds are listed on the Luxembourg Stock Exchange.

Item 10.                            Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Charter and Certain Requirements of Russian Legislation

We describe below material provisions of our charter in effect on the date of this annual report and certain requirements of Russian legislation.  In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing, and operation of a radiotelephone mobile cellular network in the Russian Federation.

Rights Attaching to Shares

Pursuant to our charter, we have the right to issue registered common shares, preferred shares, and other securities provided for by legal acts of the Russian Federation with respect to securities. Preferred shares may be issued only after corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

We have issued only common shares. Holders of our common shares have the right to vote at all general meetings of shareholders. As required by the Federal Law on Joint Stock Companies and our charter, all of our common shares have the same par value and grant to the shareholders who own them an identical amount of rights. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

•                  freely transfer the shares without consent of other shareholders;

•                  receive dividends;

•                  participate in shareholders meetings and vote on all matters of shareholder authority;

•                  transfer voting rights to its representative on the basis of a power of attorney;

•                  elect candidates for the board of directors and audit commission;

•                  if holding, alone or with other holders, 2% or more of the outstanding voting stock, within 105 days after the end of our fiscal year, make proposals for the annual shareholders’ meeting and propose candidates for the board of directors, the management board, the counting commission, the audit commission and the president;

•                  if holding, alone or with other holders, 10% or more of the outstanding voting stock, demand from the board of directors the calling of an extraordinary shareholders meeting or an unscheduled audit by the audit commission or an independent auditor;

•                  demand, under the following circumstances, repurchase by us of all or some of the shares owned by them,

—        conclusion of a major transaction; and

—        amendment of our charter that restricts the holder’s rights;

•                  upon liquidation, receive a proportionate amount of our property after its obligations are fulfilled;

•                  have free access to certain company documents and receive copies for a reasonable fee and, if holding alone or with other holders 25% or more of the outstanding voting stock, have free access to accounting documents; and

•                  exercise other rights of a shareholder given in our charter, under Russian legislation, and by decisions of shareholders meeting approved in accordance with its competence.

Preemptive Rights and Anti-Takeover Protections

Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the following two conditions are met:  (i) the shareholders did not participate in voting or voted against such subscription and (ii) persons other than the shareholders may subscribe for the shares pursuant to the subscription terms. Russian legislation also requires that any person that intends, either alone or with affiliates, to acquire 30% or more of the common stock of a company having more than 1,000 common shareholders must give at least 30, but no more than 90, days’ prior written notice to the existing shareholders.

Additionally, a person acquiring 30% or more of the common stock of a company with more than 1,000 shareholders, within 30 days of acquiring 30% or more, must offer to buy all of common stock or securities that are convertible into common stock at a price not lower than the weighted average acquisition price of the common stock over the six months before the date of acquisition of 30% or more of the common stock. This requirement also applies to any acquisitions of 5% or more of the outstanding shares of a company that would result in a person holding over 30% of the common stock in such company. Failure to observe this requirement results in the limitation of the acquirer to voting only those shares which were purchased in compliance with this requirement. This requirement is waived in our charter.

Dividends and Dividend Rights

The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the annual dividends that we distribute to our shareholders. According to our charter, annual dividends are recommended to a shareholders meeting by a majority vote of the board of directors, and approved by an annual shareholders meeting by a majority vote. The annual dividend approved at an annual shareholders meeting may not be more than the amount recommended by the board of directors. Annual dividends are distributed to shareholders and nominal holders who were included in the company’s register on the day on which the list of persons having the right to participate in the annual shareholders’ meeting was compiled. See “—General Meetings of Shareholders—Notice and Participation” below. Unless shareholders resolve otherwise, dividends are paid within 60 days of the date of their approval at a shareholders’ meeting. Dividends are not paid on treasury shares.

The Federal Law on Joint Stock Companies allows dividends to be paid out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

•                  the charter capital of the company has been paid in full;

•                  the value of the company’s net assets, minus the proposed dividend payment, is greater than the total of the company’s charter capital and the company’s reserve fund;

•                  the company has repurchased all shares from shareholders having the right to demand repurchase; and

•                  the company is not, and would not become as the result of payment of dividends, insolvent.

In addition, recent amendments to the Federal Law on Joint Stock Company allow for interim dividends to be paid out of net profits for the first quarter, six months and/or nine months.

Any resolution to declare dividends must be adopted by a company’s board of directors within three months after the end of the relevant period and then voted upon by the annual general shareholders’ meeting.

MTS CJSC paid annual dividends in 1997 before shareholders had paid the charter capital in full, which was a violation of the above restriction on dividend payments.  The only potential result of this violation would be the return of these dividend payments to us, as the successor to MTS CJSC.

Distributions on Liquidation to Shareholders

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. Our charter allows us to be liquidated:

•                  by a three-quarters shareholders meeting vote; or

•                  by a court order.

Following a decision to liquidate us, the right to manage its affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by shareholders meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which is at least two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

•                  individuals owed compensation for injuries or deaths caused by a company;

•                  employees;

•                  secured creditors;

•                  federal and local governmental entities claiming taxes and similar payments; and

•                  other creditors in accordance with Russian legislation.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•                  payments to repurchase shares from shareholders having the right to demand repurchase;

•                  payments of declared but unpaid dividends on preferred stock and the liquidation value of the preferred stock, if any; and

•                  payments to holders of common stock on a pro rata basis.

Risks Regarding Exercise of Rights Associated with ADSs

The regulations governing nominee holders, custodians and depositaries are not yet well developed in Russia.  The existing regulations could be interpreted as requiring a nominee holder or a depositary to obtain a license from the Russian authorities to act in that capacity with regard to shares of our common stock.  This applies to both Russian and foreign nominee holders and depositaries.  This could result in your inability to exercise your rights as a holder of our ADSs, including voting.  See “Item 3.  Key Information—D. Risk Factors—Risks Relating to the ADSs, Notes and the Trading Market—Because the rights of nominee holders and depositaries are not well developed, you will be unable to exercise your voting rights and may not be able to obtain some of the benefits due to you as a holder of our ADSs.”  The same problem may also affect the ability of the depositary to grant a discretionary proxy to a person designated by us if you do not give any voting instructions.  Further, in the past, nominees have reportedly experienced difficulty in convincing registrars of their right to represent the beneficial holder and to obtain the benefits for the beneficial holders available under an applicable tax treaty.  This could result in your inability to obtain the benefits due to you as a holder of our ADSs.  However, the Federal Law on the Securities Markets provides that shares may be held by nominees entitled to receive dividends and to vote the shares on behalf of the beneficial owner upon receipt of the appropriate instructions from the beneficial owner.  The nominee is required to provide information on the beneficial holder of the shares upon the demand of the registrar.  Some of the difficulties initially experienced by investors appear to have been abated by the Federal Law on the Securities Markets and by the regulations on registrars that govern issues concerning nominees.

Approval of the Ministry of Antimonopoly Policy of the Russian Federation

Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount or involving a company considered to have a dominant market position and which would result in a shareholder’s (or a group of affiliated shareholders) shareholdings in a company equaling or exceeding 20% of the total shareholdings in a company must be approved in advance by the Ministry of Antimonopoly Policy of the Russian Federation.

Notification of Foreign Ownership

Pursuant to Russian securities legislation, any foreign person or company acquiring shares in a Russian joint stock company must notify the Russian Federal Commission on Securities Markets of such acquisition on the date of such acquisition in the form and substance required by Russian securities legislation. In addition, foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than these requirements, there are no requirements or restrictions with respect to foreign ownership of shares in the Company. All companies with foreign ownership interests are required to be registered in the State Register of Companies with Foreign Investment with the State Registration Chamber.

Liability of Shareholders

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment.  This may not be the case, however, when one company is capable of determining decisions made by another company.  The company capable of determining such decisions is called an effective parent.  The company whose decisions are capable of being so determined is called an effective subsidiary.  The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•                  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•                  the effective parent gives obligatory directions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent.  Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

Share Capital Increase

We may increase our charter capital by

•                  issuing new shares; or

•                  increasing the nominal value of already issued shares using the company’s net income.

Generally, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders meeting. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders meeting.

The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of their market value or the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The market value may not be set at less than the nominal value of the shares. The board of directors and an independent appraiser value any in-kind payments for the new shares.

The Federal Commission on the Securities Market, under the power given to it by the Federal Law on the Securities Market, has issued detailed procedures for the registration and issue of shares of a joint stock company. These procedures require:

•                  prior registration of a share issuance with the Federal Commission on the Securities Market;

•                  public disclosure of information relating to the share issuance; and

•                  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Capital Decrease; Share Buy-Backs

The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law. As of December 31, 2002, the charter capital minimum for an open joint stock company was approximately $3,140. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, is by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of the publication or mailing of our notice, repayment of all amounts due to them, as well as compensation for damages.

The Federal Law on Joint Stock Companies allows the shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares either must be resold within one year of their repurchase or the shareholders must decide to cancel such shares and then either decrease the charter capital or increase the nominal value of the remaining shares to preserve the total amount of the charter capital.

The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

•                  our charter capital is paid in full;

•                  we are not and would not become, as a result of the repurchase, insolvent;

•                  the value of our net assets, taking account of the proposed repurchase, is not less than the sum of our charter capital or the reserve fund; and

•                  we have repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

Russian legislation and our charter provide that our shareholders may demand repurchase of their shares if:

•                  we reorganize;

•                  our charter is amended and the change negatively affects a shareholder; or

•                  we engage in a major transaction, as defined under Russian law;

and as long as the shareholder demanding repurchase opposed the action or did not participate in the vote on such issues. In addition, there is some uncertainty under Russian law as to whether the shareholder may demand repurchase of its shares if we decide on a closed subscription for our shares. We may spend up to 10% of our net assets for a share redemption.

Directors

Our charter provides that our entire board of directors is up for election at each annual general shareholders meeting and that our board of directors is elected through cumulative voting. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting.

The Federal Law on Joint Stock Companies requires at least a seven-member board of directors for an open joint stock company with more than 1,000 holders of common stock, and at least a nine-member board of directors for an open joint stock company with more than 10,000 holders of common stock. Our charter provides that our board of directors consists of seven members, which number may be increased to nine pursuant to a decision of the general meeting of shareholders.

The Federal Law on Joint Stock Companies prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders meeting. Our board of directors has the exclusive power to decide the following issues:

•                  organization of shareholders meetings, including setting a date, approving an agenda, and determining the date of record for shareholders entitled to participate;

•                  our placement of bonds and other securities;

•                  determination of the market value of our property, market and repurchase price of our shares;

•                  our acquisition of shares, bonds, and other securities in certain cases provided for by the Law on Joint Stock Companies;

•                  recommendations on the amount of the dividend on shares and the procedure for payment thereof;

•                  the use of our reserve fund;

•                  the creation of branches and representative offices;

•                  approval of major and interested party transactions in certain cases as provided for by the Law on Joint Stock Companies;

•                  determination of our business priorities; and

•                  approval of our share registrar.

Our charter generally requires a majority affirmative vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a qualified or unanimous vote, such as approval of major transactions or interested party transactions.

Interested Party Transactions

The Federal Law on Joint Stock Companies contains requirements for transactions with “interested parties.” The definition of an “interested party” includes members of the board of directors, officers of a company and any person that owns, together with any affiliates, at least 20% of a company’s voting shares or is able to direct the actions of the company if that person, or that person’s relatives or affiliates is:

•                  a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary;

•                  the owner of at least 20% of the issued voting shares of a legal entity that is a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary; or

•                  a member of the board of directors or an officer of a company which is a party to a transaction with the company, whether directly, as a third party beneficiary, or as a representative or intermediary.

The Federal Law on Joint Stock Companies also introduces the definition of “an independent director” who is not, and within the year preceding the decision was not, a president or a member of the management board if, in this instance, the person’s spouse, parents, children, brothers or sisters are not persons occupying positions in the management authorities of the company or otherwise an affiliate of the company.

An interested party transaction entered into by a company with 1,000 or less shareholders shall be adopted by a majority vote of directors who are not “interested parties” in the transaction.

The Federal Law on Joint Stock Companies requires that a transaction by companies with more than 1,000 shareholders with an interested party be approved by a majority vote of the “independent directors” of the company who are not “interested parties” in the transaction. For companies with 1,000 or less shareholders, a transaction with an interested party must be approved by a majority vote of the directors who are not “interested parties” in the transaction if the number of these directors is sufficient to constitute a quorum.

A majority of shareholders who are not “interested parties” in the transaction is also required if:

•                  the value of such transaction exceeds 2% of the value of the company’s assets;

•                  the transaction involves the issuance of common stock or securities convertible into voting shares in an amount exceeding 2% of the company’s existing common stock; or

•                  all the members of the board of directors of the company are interested parties.

Approval by a majority of shareholders who are not “interested parties” may not be required for a transaction with an “interested party” if such transaction is substantially similar to transactions concluded by the company and the party in the normal course of business before such party became an “interested party.”

Major Transactions

The Federal Law on Joint Stock Companies defines a “major transaction” as a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition of 25% or more of the balance sheet value of the assets of a company, with the exception of transactions completed in the normal course of business or a transaction, or series of transactions, involving placement of common shares, or securities convertible into common shares, comprising more than 25% of previously placed common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or a simple majority affirmative vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders meeting.

General Meetings of Shareholders

Procedure

The powers of a shareholders meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders meeting may not decide issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•                  charter amendments;

•                  initiation of reorganization or liquidation;

•                  election of the members of the board of directors;

•                  determination of the amount of compensation for members of the board of directors;

•                  appointment and removal of the company’s president;

•                  determination of the number, nominal value, type of authorized shares and rights granted by such shares;

•                  changes in the company’s charter capital;

•                  approval of transactions with interested parties, as defined under “Interested Party Transactions,” and major transactions, as defined under “Major Transactions;”

•                  distribution of profits and losses; and

•                  redemption by the company of issued shares.

Voting at a shareholders meeting is generally on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders meeting.

However, Russian law requires a three-quarters affirmative vote of the voting shares present at a shareholders meeting to approve the following:

•                  charter amendments;

•                  reorganization or liquidation;

•                  major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

•                  determination of the maximum amount, nominal value, and type of authorized shares and the rights granted by such shares;

•                  redemption by the company of issued shares; or

•                  any issuance of shares or securities convertible into shares by closed subscription, or issuance by open subscription of shares of common stock or securities convertible into common stock constituting 25% or more of the number of issued common shares.

The quorum requirement for our shareholders meetings is met if holders of shares that account for more than 50% of the votes have registered for participation in the meeting in person or whose ballots were timely received by us before the meeting. If the 50% quorum requirement is not met, another shareholders meeting must be scheduled and the quorum requirement is satisfied if holders of shares that account for at least 30% of the votes are present at that meeting.

The annual shareholders meeting must be convened by the board of directors between May 1 and June 30 of each year, and the agenda must include the following items:

•                  determination of the number and election of members of the board of directors;

•                  election of the president of the company, if the president’s term is expiring;

•                  approval of the annual report, balance sheet and profit and loss statement;

•                  approval of any distribution of profits;

•                  approval of an independent auditor; and

•                  approval of an internal audit commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce up to two proposals for the agenda of the annual shareholders meeting and may nominate candidates for the board of directors, management board, counting commission, audit commission and president. Any agenda proposals or nominations must be provided to the company no later than 105 calendar days after January 1.

Extraordinary shareholders meetings may be called by the board of directors on its own initiative, or at the request of the audit commission, independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in direct form or by absentee ballot. The direct form contemplates the adoption of resolutions by the general meeting of shareholders through the joint personal attendance of the shareholders and their authorized representatives for the purpose of discussing and voting on issues on the agenda. However, if a ballot is mailed to a shareholder for participation at a meeting convened in a direct form, the shareholder may complete and mail the ballot back to us without personally attending the meeting.  The absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

Notice and Participation

All shareholders entitled to participate in a given general shareholders meeting must be notified of a meeting, whether the meeting is to be held in direct or remote form, no less than 30 days prior to the date of the meeting. However, if it is an extraordinary shareholders meeting to elect the board of directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. The list of shareholders entitled to participate in a general shareholders meeting is to be compiled on the basis of data in our register of shareholders on the date established by the Board of Directors.

The date established for the compilation of the list of shareholders entitled to participate in a general shareholders meeting may be neither earlier than the date of adoption of the resolution to hold a general shareholders meeting nor later than 50 days before the date of the meeting or, in the case of a shareholders meeting to elect the Board of Directors by cumulative vote, not later than 65 days before the date of the meeting.

A general meeting of shareholders may be held by absentee ballot, or where shareholders attending the meeting may participate in voting using ballots sent to shareholders in preparation for the meeting in accordance with the requirements of the legislation of the Russian Federation.

The following issues cannot be decided by absentee ballot:

•                  election of directors;

•                  election of the audit commission;

•                  approval of company’s independent auditor; and

•                  approval of the annual report, balance sheet, profit and loss statement, and any distribution of profits.

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•                  by personally participating in the discussion of agenda items and voting thereon;

•                  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•                  by absentee ballot; or

•                  by delegating the right to vote an absentee ballot to an authorized representative.

Registration and Transfer of Shares

All of our shares are common registered shares. Russian legislation requires that a joint stock company maintain a register of its shareholders. Since May 10, 2000, Registrator NIKoil OJSC has maintained our register of shareholders.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to that which is required by Russian legislation. Any refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed.

Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and redeem the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, funded through mandatory annual transfers of  5% of our net profits until the reserve fund has reached the 15% requirement.

C.                                    Material Contracts

The following is a description of contracts that we and/or our subsidiaries have been a party to since December 31, 2000, and are or may be material to our business:

Ukrainian Mobile Communications

In November 2002, we signed agreements with three shareholders of Ukrainian Mobile Communications, or UMC, providing for our acquisition of a 57.7% stake in UMC for $194.2 million. Pursuant to  these agreements, in March 2003 we purchased a 16.3% stake from KPN, a 16.3% stake from Deutsche Telekom and a 25.0% stake from Ukrtelecom.

We also entered into a call option agreement with Ukrtelecom in November 2002 to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. In June 2003 we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to this option agreement, which increased our ownership in UMC to 83.7%.

In addition, in November 2002 we entered into a put and call option agreement with TDC for the purchase of its 16.3% stake in UMC. The put option is exercisable by TDC from August 5, 2003 to November 5, 2004 at an exercise price to be calculated based upon UMC’s financial performance during the year preceding TDC’s election to exercise its put option. The put option is subject to a minimum exercise price of $55 million, but the actual put exercise price could be substantially higher. The call option is exercisable by us from May 5, 2003 to November 5, 2004 at an exercise price of $85 million plus interest accrued from November 5, 2002 to the date of completion of the purchase at 11% per annum.  If this option is exercised, we will own a 100% stake in UMC.

Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreements to acquire UMC, UMC agreed to restructure, and we agreed to guarantee, such indebtedness, which totaled $58.1 million. The restructurings and our guarantee became effective in March 2003 when we acquired a controlling interest in UMC.

Eurobond Indentures and Guarantees

We completed Eurobond offerings through Mobile Telesystems Finance S.A., our 100% beneficially owned subsidiary, on December 21, 2001 and March 20, 2002.  The 10.95% notes, $250 million of which were issued on December 21, 2001, at 99.254%, and $50 million of which were issued on March 20, 2002, at 101.616%, were issued under an indenture between us, Mobile Telesystems Finance S.A. and JPMorgan Chase, as trustee, dated December 21, 2001, and are part of the same series.  These notes are guaranteed by us and mature on December 21, 2004.  They are listed on the Luxembourg Stock Exchange. The proceeds from this offering have been and will continue to be used for general corporate purposes, including acquisitions.

We also completed a $400 million Eurobond offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes, were issued under an indenture dated January 30, 2003. Interest on the notes is payable in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. These notes are guaranteed by us and mature on January 30, 2008. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $396.1 million have partially been used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in Ukrainian Mobile Communications in March and June 2003, respectively, and other acquisitions of mobile operators in Russia.

Each of the two indentures sets forth various occurrences, each of which would constitute and event of default.  If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

Each of the two indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (e) our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow and St. Petersburg license areas.  The indenture relating to our January 2003 Eurobond also limits our ability to sell or transfer our subsidiary’s GSM license for the Krasnodar license area.

Pursuant to the guarantees contained in each indenture, we fully and unconditionally guaranteed all payments of principal and interest on the notes. These guarantees are our general unsecured obligation, senior to all our existing and future subordinated obligations, equal to all our existing and future unsecured obligations, and effectively junior to all our existing and future secured obligations and all existing and future obligations of our subsidiaries.

Ericsson Loan

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB, or Ericsson, that provided for a credit facility with an aggregate principal amount of $60.0 million and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of  $6.0 million commencing in 1999. On July 24, 2001 we, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico’s principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.4% at December 31, 2002). If Rosico fails to pay any amount under this facility, the overdue amount will bear interest at a rate of an additional 6% per annum.  The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without Ericcson’s express consent.

Concurrent with our acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson loan and to indemnify Rosico and us for any costs incurred by either of Rosico or us in connection with the repayment of the loan. During 2000, we and Sistema agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, we entered into long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001 and 2002. We record the interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2002, Sistema has made payments under this obligation in the amount of $48.0 million, $29.0 million of which is repayable in the form of long-term, ruble-denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivables in the accompanying consolidated balance sheets.

During 2003, Ericsson assigned this loan to Salomon Brothers Holding Company on the same terms and conditions. At December 31, 2001 and 2002, $35 million and $30 million were outstanding, respectively, under the Ericsson loan.

D.                                    Exchange Controls

Capital Import and Export Restrictions

Russian currency exchange legislation limits the exchangeability of rubles for foreign currency and the use of foreign currency in Russia. Russian currency legislation currently permits, and Russian foreign investment legislation currently guarantees, the right of foreign investors to convert ruble income received on investments in Russia (including dividends, profits and interest) and to transfer it abroad. However, the actual repatriation of proceeds from the sale of certain investments may be postponed for as long as 365 days.

Foreign currency may be freely exchanged for rubles in Russia, but the exchange of rubles for foreign currency in Russia is restricted and rubles may not be exported (subject to certain exceptions applicable to authorized banks and individuals) or exchanged outside Russia. Non-residents may freely convert foreign currency into rubles.  However, non-residents, other than individuals, may only do so through ruble accounts which are subject to strict regulations.

The currency exchange rules govern transactions in foreign currencies and currency valuables (including foreign currency-denominated securities) between Russian residents (including citizens, permanent residents and legal entities established under Russian law) and foreign currency and ruble transactions between residents and non-residents. Russian currency legislation distinguishes between “current” foreign currency transactions and foreign currency transactions involving a “movement of capital.”

“Current” foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. “Movement of capital” transactions in foreign currency, including the purchase and sale of securities (except for the acquisition of shares of a Russian company by non-resident shareholders in consideration for their contributions of foreign currency into the Russian company’s share capital) and real estate transactions (except for  the acquisition and lease of real estate located in Russia by non-residents from non-individual residents of Russia), generally require a license from the Russian Central Bank. The prevailing view is that the license is only required for Russian residents involved in such “movement of capital” transactions. Cash transactions in foreign currency are generally prohibited within Russia.

Following the financial crisis of 1998, additional regulations on foreign currency exchange were enacted. For example, the mandatory exchange of 75% of export revenues of Russian companies was required to be effected through the domestic foreign currency market. This requirement has been assisting the Russian Central Bank in increasing its foreign currency reserves. In 2001, the mandatory exchange requirement was reduced to 50% of export revenues.

Since 2001, certain steps have been taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long term loans from foreign lenders without a Central Bank license provided that certain conditions are met.

In the year ended December 31, 2002, we earned $83.4 million, constituting 6% of our total revenues, in foreign currency, primarily from roaming agreements. The mandatory exchange requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

Restrictions on the Remittance of Dividends, Interest or Other Payments to Non-Residents

The Federal Law on Foreign Investments in the Russian Federation specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the Russian exchange control regime may materially affect your ability to do so.

Central Bank Instruction #93-I on the Procedure for Opening Bank Accounts for Non-Residents in Russian currency, which addresses the payment of dividends to non-residents, provides that ruble dividends on common stock may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction.

ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident. Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs in Russia to Russian residents. However, Russian currency control legislation will affect the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without Central Bank permission, ADSs may be purchased for U.S. dollars only by authorized Russian banks and Russian residents who are individuals, provided that such individuals  are generally limited to purchasing a maximum of  $75,000 of foreign-currency denominated securities, such as our ADSs, annually. Additionally, the repatriation of proceeds from the sale of securities in Russia may be subject to costs and delays.

The ability of the depositary and other persons to convert rubles into U.S. dollars or another foreign currency is also subject to the availability of U.S. dollars or other foreign currency in Russia’s currency markets.  Although there is an existing market within Russia for the conversion of rubles into U.S. dollars and other foreign currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain.  At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

E.                                      Taxation

Taxation of ADSs

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty.  Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•                  liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•                  not also a resident of the Russian Federation for Russian tax purposes.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

The following discussion is based on:

•                  the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

•                  Russian legislation; and

•                  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document.  All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document.  This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.  The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

We believe, and the following discussion assumes, that for United States federal income tax purposes, we are not a passive foreign investment company or a foreign personal holding company for the current taxable year and will not become a passive foreign investment company or foreign personal holding company in the future.

The following discussion is intended as a general description only and is not intended as tax advice to any particular investor.  It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of common stock or ADSs.  We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the common stock or ADSs under your own particular factual circumstances.

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance.  Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements.  In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty.  If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law.  Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% for U.S. holders that are companies (as defined in the United States-Russia Income Tax Treaty) holding, as beneficial owners, no less than 10% of voting shares issued by us, or 10% for all other U.S. holders under the United States-Russia income tax treaty. There is some uncertainty, however, regarding the procedures and documentation required for claiming tax treaty benefits by non-resident legal entities as of January 1, 2002. U.S. holders wishing to claim treaty benefits with respect to dividends payments should provide the required documentation to us as soon as possible and in any event before the dividend payment date. These procedures are described in greater detail under “—United States-Russia Income Tax Treaty Procedures” below.

If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within one to three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of Capital Gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident.  Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale.  Although the Russian tax rules provide for a procedure to determine a holder’s tax basis for the purpose of determining taxable gain, there is some risk that in practice a Russian resident purchaser may withhold tax on the entire proceeds of the transaction.  However, U.S. holders may be able to avoid Russian withholding tax on the disposition of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

United States-Russia Income Tax Treaty Procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits, which certification must meet the requirements of Russian law.

The Russian tax authorities have not yet adopted regulations that detail the procedure for claiming tax treaty benefits.

In the United States, a U.S. holder may obtain the appropriate certification of eligibility for tax treaty benefits by mailing a letter requesting such certification, together with certain information, to: IRS—Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. Because obtaining this required certification from the Internal Revenue Service may take six to eight weeks, U.S. holders should apply for such certification as soon as possible within the relevant calendar year.

The depositary has no obligation to assist an ADS holder with the completion and filing of any tax forms.

After January 1, 2002, if a Russian resident withholds tax on capital gains or other amounts, U.S. holders, other than individuals, may apply for a tax refund by filing form No. 1011DT (2002) or form No. 1012DT (2002), which must be signed by the U.S. tax authorities, and certain other documents with the Russian  tax authorities. The filing for a tax refund should occur within three years following the end of the tax term during which the withholding occurred. However, procedures for processing such claims have not been fully established, and there is significant uncertainty regarding the availability and timing of such refunds. Individual holders may also apply for a tax refund. There is some uncertainty as to whether such filing by individuals must occur within one or three years following the end of the tax term during which the withholding occurred, or within three years following the date the taxes were paid. There is even more uncertainty as for the procedure and practical availability of such refunds for individuals.  It is also unclear whether U.S. holders are subject to the general rules applicable to tax refunds, whereby the holder would need to file for a tax refund pursuant to the time period requirements described in this paragraph, but no later than one month following the date on which such U.S. holder became aware of the withholding.

United States Federal Income Tax Considerations

The following is a general description of the United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.  If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below.  Special rules will apply, for example, if you are:

•                  an insurance company;

•                  a tax-exempt organization;

•                  a financial institution;

•                  a person subject to the alternative minimum tax;

•                  a person who is a broker-dealer in securities;

•                  an S corporation;

•                  an expatriate subject to Section 877 of the United States Internal Revenue Code;

•                  an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding shares of common stock; or

•                  an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to you if you will hold common stock or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and your functional currency is U. S. dollar.  The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS will be treated as the owner of the underlying shares of common stock represented by that ADS.

Taxation of Dividends on Common Stock or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. Under recently enacted legislation, for taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied.  Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs.  If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you in accordance with your method of accounting, regardless of whether the payment is actually converted into U.S. dollars.  Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss.  You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent U. S. dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax at the 10% rate provided under the United States-Russia income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income.  If Russian tax is withheld at a rate in excess of the 10% rate provided under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes.  The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Taxation on Sale or Exchange of Common Stock or ADSs

The sale of common stock or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such common stock or ADSs.  That gain or loss will be capital gain or loss if the common stock or ADSs are capital assets in your hands and will be long-term capital gain or loss if the common stock or ADSs have been held for more than one year.  If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

Deposits and withdrawals of common stock by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

If Russian tax is withheld on the sale of common stock or ADSs, you may not be entitled to credits for the amount withheld, even though the procedures for claiming refunds under the United States-Russia income tax treaty and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Information Reporting and Backup Withholding

Payments or other taxable distributions in respect of common stock or ADSs that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules.  If you are U.S. person, you generally will not be subject to a United States backup withholding tax (currently at 28%) on such payments if you are a corporation or other exempt recipient or you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.  U.S. persons may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of common stock or ADSs.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090.  Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the web at www.mtsgsm.com.  Information included in our website does not form part of this document.

I.                                         Subsidiary Information

Not applicable.

Item 11.                            Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than dollars. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate debt. At December 31, approximately $87.4 million, or 19% of our total indebtedness, including capital leases, was variable interest debt, while $367.1 million, or 81% of our total indebtedness, including capital leases, was fixed rate debt.  Currently, we do not use derivative financial instruments such as swaps, futures, options or forward rate agreements to manage interest rate risk. However, in connection with the $30.2 million Ericsson loan shown in the table below, we have, under the terms of the Rosico acquisition agreement, received a commitment from Sistema whereby Sistema agrees to fund Rosico for the full and timely repayment of the loan, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” above.

Russian legislation effectively prohibits us from acquiring financial instruments denominated in foreign currencies, which prevents us from economically hedging against interest rate risks that may exist under our current or future indebtedness.

For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of December 31, 2002.

Contractual Maturity Date as of December 31, 2002 (Amounts in thousands)

Bank		Currency	2003	2004	2005	2006	Total	Rate at Dec 31, 2002

Dresdner Bank	OJSC MTS	USD	5,000	—	—	—	5,000	LIBOR + 1.95% (3.35%)
Dresdner Bank	Telecom XXI	USD	20,000	—	—	—	20,000	LIBOR + 3.2% (4.60%)
Dresdner Bank	UDN-900	USD	—	4,280	—	—	4,280	LIBOR + 3.2% (4.60%)
Dresdner Bank	MSS	USD	—	10,000	—	—	10,000	LIBOR + 3.35% (4.75%)
Citibank		USD	9,000	—	—	—	9,000	LIBOR + 3.5% (4.90%)
Ericsson		USD	6,750	8,550	11,700	3,150	30,150	LIBOR + 4% (5.40%)
WestLB International		EUR	—	—	—	4,000	4,000	EURIBOR + 2% (4.90%)
MIB		USD	5,000	—	—	—	5,000	LIBOR +3.45% (4.85%)
Total variable debt			45,750	22,830	11,700	7,150	87,430
Weighted average rate			4.70%	4.97%	5.40%	5.12%	4.88%

At December 31, 2002 fair value of our debt approximated its book value.

We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to December 31, 2002.

Foreign Currency Risk

The Russian economy has been characterized by high levels of inflation and an unstable currency. Prior to August 17, 1998, the Russian Central Bank sought to maintain the value of the ruble against the U.S. dollar, including, immediately prior to August 17, 1998, at a level between 5.25 and 7.15 rubles per U.S. dollar. On August 17, 1998, due to the burden of short-term debt and the reduction in the Russian Central Bank’s reserves, the Russian government and the Russian Central Bank withdrew their support for the falling ruble.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Russian Central Bank.

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End

Year ended December 31,
1998	20.99	5.96	10.12	20.65
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78

(1)                                  The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low

Month ended
December 2002	31.86	31.78
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38
April 2003	31.38	31.10
May 2003	31.12	30.62

Source: Russian Central Bank.

Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar.  As a result of inflation and the continued devaluation of the ruble, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as our functional currency.  We have not entered into any currency hedging arrangements.

Substantially all of our capital expenditures, and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate our tariff revenues, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Russian Central Bank on the date of payment.

If the ruble continues to decline against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

Our investment in monetary assets denominated in rubles is also subject to risk of loss in U.S. dollar terms. In particular, we are unable economically to hedge the risks associated with our ruble bank or deposit accounts. Generally, as the value of the ruble declines, our net ruble monetary asset position results in currency remeasurement losses.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

We would experience a loss of $3.7 million in the fair value of our ruble-denominated net monetary assets as a result of a hypothetical 10% change in the U.S. dollar to ruble exchange rate at December 31, 2003. We are unable to estimate future loss of earnings as a result of such change.

Inflation

The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate

1998	84.4%
1999	36.5%
2000	20.2%
2001	18.6%
2002	15.1%

As noted above, we denominate our tariffs in units linked to the U.S. dollar. While substantially all of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia. When, however, the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble versus the U.S. dollar, as was the case for periods prior to 1998, in 1999, 2000, 2001 and 2002, we would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could materially adversely affect our results of operations.

Item 12.                            Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                            Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

A. - D.  Not Applicable.

E.                                      Use of Proceeds

On June 29, 2000, we filed a registration statement on Form F-1 (Registration No. 333-12032) under the Securities Act of 1933, as amended, with the Commission with respect to our initial public offering.  The Registration Statement was declared effective on June 29, 2000, and the offering was completed on July 6, 2000.  All of the 15,010,612 ADSs offered pursuant to the offering at an initial offering price of $21.50 per ADS were sold for a total of $322.7 million.  The underwriters purchased an additional 2,251,592 ADSs at the offering at the price of $21.50 per ADS for a total of $48.4 million.  The underwriters of the offering were Deutsche Bank AG London, ING Barings Limited (as an agent for ING Bank, N.V.), Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Renaissance Capital Investments (Cyprus) Limited and Salomon Brothers International Ltd.  The net proceeds from the offering were approximately $348.6 million, after deducting an estimated $17.6 million in underwriting discounts and commissions and an estimated $7.1 million in regulatory, legal, accounting and other miscellaneous fees and expenses.

During 2000, 2001 and 2002 we used approximately $339.4 million of our net proceeds for the following purposes:

	Approximate Amount
	(million)
Use	2000	2001	2002
Acquisition of equipment for the Moscow License Area	$77.3	$109.2	$29.8
Equipment assembly and customs charges	12.7	18.0
New technology equipment	1.5	0.4
Fixed assets investments		17.3
Acquisition of 100% BM-Telcom stake			18.6
Acquisition of 66.7% Dontelecom stake			7.5
Acquisitions of regional companies, i.e. • Acquisition of 4% ReCom stake • Acquisition of 81% Telecom 900 stake • A payment to the government of Belarus, required under the tender conditions		31.0

Acquisition of 20% Rosico stake	16.1

Total	$107.6	$175.9	$55.9

None of the net proceeds from our initial public offering were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.

Item 15.                            Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company’s SEC filings.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16.                            Not applicable.

PART III

Item 17.                            Financial Statements

See instead Item 18.

Item 18.                            Financial Statements

Index to Financial Statements

Mobile TeleSystems OJSC

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated and Combined Statements of Operations for the years ended December 31, 2002, 2001 and 2000

Consolidated and Combined Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated and Combined Cash Flow Statements for the years ended December 31, 2002, 2001 and 2000

Notes to the Consolidated and Combined Financial Statements

Index to Financial Statements

Mobile TeleSystems OJSC

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated and Combined Statements of Operations for the years ended December 31, 2002, 2001 and 2000

Consolidated and Combined Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated and Combined Cash Flow Statements for the years ended December 31, 2002, 2001 and 2000

Notes to the Consolidated and Combined Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of OJSC Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the “Group”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Group changed its method of accounting for subscriber acquisition costs in 2001.

/s/ ZAO DELOITTE & TOUCHE CIS

Moscow, Russia

May 20, 2003, except for Note 26, as to which the date is June 4, 2003

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31
	2001	2002
CURRENT ASSETS:
Cash and cash equivalents (Note 7)	$219,629	$34,661
Short-term investments (Note 8)	85,304	30,000
Trade receivables, net (Note 9)	24,258	40,501
Accounts receivable, related parties (Note 20)	2,377	3,569
Inventory (Note 10)	26,184	41,386
Prepaid expenses	22,712	26,537
Deferred tax asset, current portion (Note 17)	5,802	12,223
VAT receivable	82,216	154,061
Other current assets	8,374	15,392
Total current assets	476,856	358,330

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $168,989 and $299,216, respectively (Note 11)	856,056	1,344,633

LICENSES, net of accumulated amortization of $100,429 and $143,402, respectively (Notes 6 and 23)	298,827	386,919

OTHER INTANGIBLE ASSETS, net of accumulated amortization of $52,953 and $78,889, respectively (Note 12)	84,778	138,090

DEBT ISSUANCE COSTS, net of accumulated amortization of $1,209 and $2,898, respectively (Note 14)	3,997	2,957

INVESTMENTS IN AND ADVANCES TO AFFILIATES (Note 22)	740	34,034

DEFERRED TAX ASSET, net of current portion (Note 17)	6,238	18,333

Total assets	$1,727,492	$2,283,296

The accompanying notes to financial statements
are an integral part of these statements.

	December 31
	2001	2002
CURRENT LIABILITIES:
Accounts payable, related parties (Note 20)	$6,142	$4,968
Trade accounts payable	106,068	117,623
Deferred connection fees, current portion (Note 13)	21,419	22,210
Subscriber prepayments and deposits	63,741	110,950
Debt, current portion (Note 14)	18,825	67,098
Capital lease obligation, current portion (Notes 15 and 20)	14,401	21,232
Income tax payable	23,078	3,987
Accrued liabilities (Note 16)	51,626	73,919
Other payables	3,357	2,225
Total current liabilities	308,657	424,212

LONG-TERM LIABILITIES:
Notes payable (Note 14)	248,976	300,638
Debt, net of current portion (Note 14)	35,942	58,276
Capital lease obligation, net of current portion (Notes 15 and 20)	7,696	7,241
Deferred connection fees, net of current portion (Note 13)	25,993	19,694
Deferred taxes (Note 17)	67,505	105,818
Total long-term liabilities	386,112	491,667

Total liabilities	694,769	915,879

COMMITMENTS AND CONTINGENCIES (Note 24)

MINORITY INTEREST	14,444	65,373

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2002, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 19)	(10,206)	(10,206)
Additional paid-in capital	555,794	558,102
Unearned compensation (Note 19)	—	(212)
Shareholder receivable (Note14)	(38,958)	(34,412)
Retained earnings	461,091	738,214
Total shareholders’ equity	1,018,279	1,302,044
Total liabilities and shareholders’ equity	$1,727,492	$2,283,296

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	2000	2001	2002
NET REVENUES:
Service revenues	$484,469	$830,308	$1,274,287
Connection fees	14,885	21,066	24,854
Equipment sales	36,358	41,873	62,615
	535,712	893,247	1,361,756
COST OF SERVICES AND PRODUCTS (including related party amounts of $20,040, $30,537 and $31,607, respectively):
Interconnection and line rental	41,915	75,278	113,052
Roaming expenses	41,178	68,387	83,393
Cost of equipment	39,217	39,828	90,227
	122,310	183,493	286,672
OPERATING EXPENSES (including related party amounts of $5,064, $8,882 and $9,602, respectively) (Note 21):	110,242	134,598	229,056

SALES AND MARKETING EXPENSES (including related party amounts of $6,400, $8,707 and $12,140, respectively):	76,429	107,729	171,977

DEPRECIATION AND AMORTIZATION	87,684	133,318	209,680

IMPAIRMENT OF INVESTMENT (Note 22)	—	10,000	—
Net operating income	139,047	324,109	464,371

CURRENCY EXCHANGE AND TRANSLATION LOSSES	1,066	2,264	3,474

OTHER EXPENSES (INCOME) (including related party amounts of $952, $2,978 and $5,141, respectively):
Interest income (Note 8)	(7,626)	(11,829)	(8,289)
Interest expense, net of amounts capitalized	11,335	6,944	44,389
Other (income) expense, net	(502)	108	(2,454)
Total other expenses (income), net	3,207	(4,777)	33,646

Income before provision for income taxes and minority interest	134,774	326,622	427,251

PROVISION FOR INCOME TAXES (Note 17)	51,154	97,461	110,417

MINORITY INTEREST	(6,428)	7,536	39,711

NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	90,048	221,625	277,123
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 14)	—	2,113	—
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	—	(17,909)	—
NET INCOME	$90,048	$205,829	$277,123

Weighted average number of common shares outstanding	1,806,968,096	1,983,359,507	1,983,359,507

Earnings per share – basic and diluted:
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$0.050	$0.112	$0.140
Net income	$0.050	$0.104	$0.140

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Unearned Compen- sation	Share- holder Receivable	Retained Earnings	Total

	Shares	Amount	Shares	Amount
BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	—	$(70,331)	$181,804	$343,724
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	6,268	—	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	—	348,553
Purchase of treasury stock under the stock bonus plan (Note 19)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—	—
Exercise of stock bonus plan (Note 19)	—	—	3,587,987	3,674	(3,661)	—	—	—	13
Non-cash expense associated with issuance of stock bonus (Note 19)	—	—	—	—	5,297	—	—	—	5,297
Net income	—	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	—	(49,519)	258,221	801,084
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	3,764	—	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001	1,993,326,138	50,558	(9,966,631)	(10,206)	555,794	—	(38,958)	461,091	1,018,279
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 19)	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 19)	—	—	—	—	—	23	—	—	23
Net income	—	—	—	—	—	—	—	277,123	277,123
BALANCES, December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$90,048	$205,829	$277,123
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(6,428)	7,536	39,475
Depreciation and amortization	87,684	133,318	209,680
Amortization of deferred connection fees	(14,867)	(20,027)	(24,854)
Deferred subscriber acquisition cost	(49,232)	—	—
Amortization of deferred subscriber acquisition costs	53,604	—	—
Cumulative effect of a change in accounting principle	—	17,909	—
Gain on debt extinguishments	—	(2,113)	—
Inventory obsolescence expense	2,114	2,543	5,614
Provision for doubtful accounts	2,403	3,219	7,047
Interest accrued	11,335	5,845	44,388
Interest paid	(17,850)	(4,068)	(43,438)
Deferred taxes	(932)	(40,631)	(18,989)
Non-cash expenses associated with stock bonus and stock option plans	5,297	—	23
Impairment of investment	—	10,000	—

Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	6,730	(7,181)	(18,945)
Decrease/(Increase) in accounts receivable, related parties	4,223	(3,091)	(1,360)
Increase in inventory	(8,922)	(4,129)	(18,186)
Increase in prepaid expenses	(1,680)	(8,552)	(2,634)
Increase in VAT receivable	(6,033)	(59,618)	(64,154)
(Increase)/Decrease in other current assets	(7,363)	1,613	(7,422)
Increase in accounts payable, related parties	743	1,049	81
(Decrease)/Increase in trade accounts payable	(29,801)	20,470	(16,058)
Increase in subscriber prepayments and deposits	43,382	49,980	46,064
Increase/(Decrease) in income tax payable	19,787	10,753	(19,778)
Increase in accrued liabilities and other payables	6,672	17,547	19,095
Net cash provided by operating activities	190,914	338,201	412,772

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisitions of subsidiaries, net of cash acquired	(16,085)	(75,858)	(143,396)
Purchases of property, plant and equipment	(194,983)	(396,667)	(502,054)
Purchases of intangible assets	(29,915)	(44,533)	(72,218)
Purchases of short term investments	(170,000)	(110,000)	—
Proceeds from sale of short term investments	—	195,602	55,304
Investments in and advances to affiliates	(12,366)	(10,067)	(35,557)
Net cash used in investing activities	(423,349)	(441,523)	(697,921)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of capital stock, net of direct expenses	348,553	—	—
Proceeds from issuance of notes	—	248,135	50,808
Notes issuance cost	—	(3,856)	(649)
Capital lease obligation principal paid	—	(7,947)	(1,804)
Dividends paid	(14,425)	(2,959)	—
Proceeds from loans	—	13,577	52,851
Loan principal paid	(62,665)	(13,683)	(7,008)
Payments from Sistema	27,080	14,325	6,619
Net cash provided by financing activities	298,543	247,592	100,817

Effect of exchange rate changes on cash and cash equivalents	(280)	(469)	(636)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	65,828	143,801	(184,968)

CASH AND CASH EQUIVALENTS, at beginning of year	10,000	75,828	219,629

CASH AND CASH EQUIVALENTS, at end of year	$75,828	$219,629	$34,661

SUPPLEMENTAL INFORMATION:
Income taxes paid	$35,052	$129,418	$147,346
Additions to network equipment and software under capital lease	$—	$34,072	$18,917

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share amounts or if unless otherwise stated)

1.                   General

Business of the Group

OJSC Mobile TeleSystems and its subsidiaries (“MTS” or the “Group”) is the leading provider of wireless telecommunication services in the Russian Federation (“RF”) in terms of the number of subscribers and revenues.  The Group has operated exclusively in the GSM standard since 1994 and as of December 31, 2002, had over 6.6 million subscribers in the Russian Federation.

Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC” or the “Company”) was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems (“MTS CJSC”) and RTC CJSC, a wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the company was granted 900 or 1800 MHz (“GSM-900” and “GSM-1800”) cellular licenses or through the acquisition of a majority stakes in local GSM operators (see Note 23 Operating Licenses and Note 6 Businesses Acquired).

Reorganization

In March 2000, MTS CJSC was merged with RTC CJSC, to create MTS OJSC. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

The accompanying consolidated financial statements represent those of Open Joint-Stock Company Mobile TeleSystems and its legal predecessor, Closed Joint-Stock Company Mobile TeleSystems. Shares, earnings per share and other share information have been restated in the accompanying consolidated financial statements to give retroactive effect to the capital structure of MTS OJSC.

Initial Public Offering

In July 2000, MTS OJSC issued additional shares in an initial public offering on the New York Stock Exchange. The Company’s shares are traded in the form of American Depositary Shares (“ADS”). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million (see also Note 19 Management Stock Bonus and Stock Option Plans).

Ownership

As of December 31, 2001 and 2002, MTS’ shareholders of record and their respective percentage direct interests were as follows:

Joint-Stock Financial Corporation “Sistema” (“Sistema”)	34.8%
T-Mobile International AG (“T-Mobile”)	36.2%
VAST, Limited Liability Company (“VAST”)	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%
ADS Holders	18.0%
100.0%

Sistema owns 51% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49% interest is held by ASVT, a Russian open joint-stock company.  Invest-Svyaz-Holding, a closed joint-stock company incorporated under the laws of the Russian Federation, is controlled by Sistema through a 51% equity interest. The remaining 49% interest is owned by T-Mobile.

Subsequently to December 31, 2002, Sistema increased its share in MTS through a series of transactions with T-Mobile.

2.                   Russian Environment

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the government’s debt default and the ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. Foreign currencies, in particular the U.S. dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble’s value fell significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. During 2000, 2001 and 2002, the ruble’s value fluctuated between 26.9 and 31.8 to 1 U.S. dollar.

Currency Exchange and Control

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into foreign currencies and establish requirements for conversion of foreign currency sales into rubles.  MTS’ principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Group by increasing its costs in ruble terms. In order to manage against this risk, the Group links its tariffs, which are payable in rubles, to the U.S. dollar. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately  $1.1 million in 2000, $2.3 million in 2001 and $3.5 million in 2002. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Group’s financial position and results of its operations.

Inflation

The Russian economy has been characterized by high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

Annual Inflation
2002	15.1%
2001	18.6%
2000	20.2%

The Group’s principal inflation rate risk arises in connection with the probable decrease of sales resulting from a decrease of customers’ demand, as the Group’s services may become expensive and exclusive. As substantially all of the Group’s costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, the Group can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Group may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Group’s costs and decrease the Group’s operating margins.

Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS’ financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country’s unstable economy. The consolidated financial statements do not include any adjustment that may result from these uncertainties.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted and effective January 1, 2002 new regulations, relating to federal income tax were enacted. The new tax system is generally intended to reduce the number of taxes, the overall tax burden on businesses, and to simplify the tax laws.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2002, substantially all of the tax declarations of the Group for the preceding three years were open to further review.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.                   Summary of Significant Accounting Policies

Accounting principles

MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars.

Basis of presentation

The accompanying consolidated financial statements include the accounts of MTS OJSC and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

As of December 31, 2001 and 2002, MTS has investments in the following legal entities:

	Accounting Method	December 31
		2001	2002

Rosico	Consolidated	100.0%	100.0%
ReCom	Consolidated	53.9%	53.9%
MTS-Komi Republic (“MTS-RK”)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (“MTS-T”)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-Nizhny Novgorod (“MTS-NN”)	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	81.0%	100.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance (1)	Consolidated	100.0%	100.0%
BM-Telecom	Consolidated	—	100.0%
MTS Belarus	Equity	—	49.0%
MTS-P	Consolidated	—	51.0%
Kuban-GSM	Consolidated	—	52.7%
Dontlecom	Consolidated	—	100.0%
Mobicom-Barnaul	Consolidated	—	100.0%
BIT	Consolidated	—	100.0%

(1) Represents beneficial ownership.

Translation methodology

Translation (re-measurement) of MTS’ ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign currency translation,” as they relate to hyperinflationary economies.

Monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

Effective January 1, 2003, Russian economy ceased to be considered hyperinflationary, however management believes that U.S. dollar will still be the appropriate functional currency due to pervasive use of the dollar in the Group’s operations.

Management estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents cash on hand and in MTS’ bank accounts and short-term investments having original maturities of less than three months.

Short-term investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts

MTS provides an allowance for doubtful accounts based on management’s periodic review of accounts receivable from customers and other receivables.

Prepaid expenses

Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

Inventory, accounted for at lower of cost, determined by the first-in, first-out, or FIFO method, or market, consists of telephones, accessories and spare parts for equipment.

Inventories are written down to their market values based on specific monthly reviews of significant inventoried items and expensed as cost of services and products.

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

Property, plant and equipment

Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 – 12 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

License costs

License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (see Note 6 Business Acquired) and (b) licenses granted directly from government organizations, which require license payments.

As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized, subject to periodic review for impairment, on the straight-line basis over the term of the license commencing from the date such license area becomes commercially operational.

Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Group reclassified $22 million relating to the 1998 acquisition of Rosico from goodwill to licenses.

Other intangible assets

Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to the Group’s charter capital. Deferred telephone numbering capacity costs with limited contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years.  Telephone numbering capacity with limited contractual life is amortized over its contractual term of five to ten years. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Amortization of deferred numbering capacity costs starts immediately upon the purchase of numbering capacity. Software costs are amortized over four years. Acquired customer base is amortized over the estimated average subscriber life. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

Leasing arrangements

The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Certain subsidiaries of the Group lease operating facilities, which include switches, base stations and other cellular network equipment as well as billing systems. The present value of future minimum lease payments at the inception of the lease which is classified as a capital lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 44% (see Note 15 Capital Lease Obligations).

Subscriber acquisition costs

Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. MTS expenses these costs as incurred. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life (see also Note 4 Change in Accounting Principle).

Investments

Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20% to 50% and can exercise significant influence but not control are accounted for using the equity method. All investments have been made in companies that are not traded in open markets. Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value. During the years ended December 31, 2000, 2001 and 2002, management believes that no such impairments have occurred, except as discussed in Note 22 Investments In and Advances to Affiliates.

Debt issuance costs

Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

Impairment of long-lived assets

MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS will record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Management believes that during the years ended December 31, 2000, 2001 and 2002, no such impairments have occurred, except as discussed in Note 22 Investments In and Advances to Affiliates.

Subscriber prepayments

The Group requires the majority of its customers to pay in advance for telecommunication services.  All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue recognition

Revenues are recognized on an accrual basis, when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

MTS categorizes the revenue sources in the statements of operations as follows:

•                  Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS’ network and (e) prepaid phone cards.

•                  Connection fees.

•                  Equipment sales: (a) sales of handsets and (b) sales of accessories.

Subscription fees

MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value added services fees

Usage charges consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

Value added services fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

Roaming fees

MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS’ network. Guest roaming fees were $43,214, $52,639 and $83,393 for the years ended December 31, 2000, 2001 and 2002, respectively.

Pre-paid phone cards

MTS sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as a subscriber deposit. The Group recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the pre-paid phone card has expired.

In 2002 MTS introduced a new line of pre-paid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Connection fees

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Group estimates that the average expected term of the subscriber relationship is three and one quarter years (see also Note 13 Deferred Connection Fees).

Equipment sales

MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Group recognizes revenues from the handsets and accessories upon the delivery to the customer, regardless of whether the customer concurrently enters into a service contract, as these contracts do not require the customer to maintain future services with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

Expense recognition

Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization and maintenance of the network.

Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed at the initial delivery of equipment to the customer. Any fees paid to dealers in commissions are recorded as a component of sales and marketing expenses.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000, 2001 and 2002 were $22,218, $42,715 and $48,624, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Earnings per share

Basic earnings per share (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 4,648,421 stock options outstanding as of December 31, 2002. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS CJSC and RTC CJSC in 2000 (see Note 1 General).

The net income component of the diluted EPS equals the reported net income of the Group. The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group’s net income:

	December 31
	2001	2002

Weighted average number of common share outstanding	1,983,359,507	1,983,359,507
Dilutive effect of stock options	30,133	405,946
Weighted average number of common shares and potential shares outstanding	1,983,389,640	1,983,765,453

Fair value of financial instruments

The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the borrowing rates currently available to the Group for debt with similar terms and average maturities of the outstanding debt, at December 31, 2001 and 2002, the fair value of long-term debt approximated its carrying amount.
The fair value of variable rate debt is equivalent to carrying value.

It is not practical to determine the fair value of MTS’ receivable from Sistema and advances to affiliates, due to the instability of the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 2000, 2001 and 2002, comprehensive income equaled net income.

Comparative information

Certain prior year amounts have been reclassified to conform to the current year presentation.

Stock-based compensation

MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123.” These statements allow measuring compensation to employees and non-employee directors based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date.  Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, consistent with the provisions of SFAS No. 123, net income and earning per share amounts would have been as follows:

	December 31
	2000	2001	2002

Net income as reported	$90,048	$205,829	$277,123
Pro-forma effect of the application of fair value method of accounting for stock options	—	(129)	(460)
Pro-forma net income	$90,048	$205,700	$276,663

Earnings per share – basic and diluted
As reported	$0.050	$0.104	$0.140
Pro-forma	$0.050	$0.104	$0.140

Recently adopted accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (“APB Opinion”) No. 16.

Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill is no longer allocated to other long-lived assets for impairment testing under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Additionally, goodwill on equity method investments is no longer amortized; however, it continues to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142, intangible assets with indefinite lives are not amortized.  Instead they are carried at the lower cost or fair value and tested for impairment at least annually. All other recognized intangible assets are continued to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142 on January 1, 2002, MTS reclassified the carrying value of goodwill relating to its acquisition of Rosico of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on the Group’s results of operations or financial position.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” While it supersedes APB Opinion No. 30, “Reporting the Results of Operations –Reporting  the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur.

It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.  MTS adopted SFAS No. 144 as of January 1, 2002. This change has not had a material effect on the Group’s results of operations or financial position.

Beginning in 2002, MTS adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of FASB Statement No. 123” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The adoption of SFAS No. 148 did not have a material impact on the results of operations or financial position of the Group.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  MTS adopted the disclosure requirements of FIN 45 in 2002. The Group does not expect the adoption of initial recognition and measurement requirements of FIN 45 to have a material impact on its results of operations or financial position.

In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulleting No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, an enterprise is required to consolidate certain entities (so-called “variable interest entities”), if it is the primary beneficiary of the variable interest entity. The primary beneficiaries of a variable interest entity is the party that adsorbs a majority of the entity’s expected losses or receives the majority of the entity’s residual returns.  FIN 46 also requires additional disclosure regarding the use of variable interest entities. MTS adopted the disclosure requirements of FIN 46 effective 2002; consolidation provisions of FIN 46 are effective for interim periods beginning after June 15, 2003.  The Group does not believe that the adoption of the consolidation provisions of FIN 46 will have a material effect on its results of operations or financial position.

New accounting pronouncements

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense.

MTS is required to adopt SFAS No. 143 effective January 1, 2003 and does not anticipate that adoption of this statement will have a material impact on its results of operations or financial position.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt.  SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4.  SFAS No. 145 also amended SFAS No. 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that adoption of SFAS No. 145 will have no impact on the Group’s financial statements.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity.  The fundamental conclusion reached by the FASB in this Statement is that an entity commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. MTS will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.  The Group does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. EITF Issue No. 00-21 is effective prospectively for arrangements entered into after June 15, 2003. The Group does not anticipate the adoption of EITF Issue No. 00-21 to have a material impact on its results of operations or financial position.

4.                   Change in Accounting Principle

Effective January 1, 2001, the Group changed its accounting principle regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. Prior to the 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS’ results with other telecommunication companies.

As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of January 1, 2001 in the amount of $17,909 ($0.009 per basic and diluted share), net of $9,644 in taxes was expensed and included in income during the year ended December 31, 2001.

5.                   New Investments

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million, which was written off at December 31, 2001, as the Group believed that there was significant doubt regarding the ability of the Group to commence its operations in Belarus (see also Note 22 Investments In and Advances to Affiliates).  During 2002, MTS received all permissions necessary to launch commercial services in Belarus and at December 31, 2002, the Group reflected its share of the results of operations and investment in the joint venture in Belarus in the accompanying consolidated financial statements.

During 2002, MTS and a subsidiary of Sistema established Mobile Positioning Systems (“MTS-P”), a Russian open joint-stock company, to design, develop and operate a positioning system based on the Group’s GSM network.

6.                   Businesses Acquired

Rosico acquisition

In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint-stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of then issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

During 2000, MTS acquired the remaining 20% of common stock of Rosico in a number of other acquisitions, for a total of $16.1 million in cash. As of December 31, 2001 and 2002, MTS owned 100% interest of Rosico.

Telecom XXI acquisition

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for cash consideration of $49,742. Telecom XXI has GSM-900 and GSM-1800 licenses, covering northwest of Russia, including St. Petersburg and Leningrad region as well as Kaliningrad.  Telecom XXI did not have any subscribers at the date of the acquisition.  The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$849
Non-current asset	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)
Purchase price	$49,742

License costs are amortized over the remaining term of the license of approximately 7 years at the date of the acquisition.

Telecom-900 acquisition

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26,812 from Sistema.  Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC (“SCS-900”), Uraltel CJSC (“Uraltel”), and Far East Cellular Systems 900 CJSC (“FECS-900”). At the date of acquisition these companies had approximately 96,000 subscribers.  Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)
Purchase price	$26,812

In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group, for a cash consideration of $6,900. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2,695.

License costs are amortized over the remaining contractual terms of the respective license, ranging from six to ten years at the date of the first acquisition.

Kuban-GSM acquisition

In March 2002, MTS acquired 51% of Kuban-GSM, a Russian closed joint-stock company, for $71,400 in cash. At the date of acquisition, Kuban-GSM had approximately 500,000 subscribers and it operates in thirteen major cities throughout the south of the European part of the Russian Federation, including Sochi, Krasnodar and Novorossisk. The Kuban-GSM acquisition was accounted for using the purchase method of accounting.  The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)
Purchase price	$71,400

The remaining interest in Kuban-GSM is owned by KubTelecom, a Russian limited liability company. MTS has the right to buy and KubTelecom has the right to sell all remaining shares of Kuban-GSM held by KubTelecom at fair value anytime until February 15, 2006.

In October 2002, MTS exercised its option to buy an additional 353 shares for $5,000 payable in cash, increasing its ownership to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4,370.

License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the acquisition.

BM Telecom acquisition

In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41,000 in cash. At the date of acquisition BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)
Purchase price	$41,000

License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

Dontelecom acquisition

On September 26, 2002, MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom for cash consideration of $15,000 (including 33.33% acquired from Sistema for $7,500). At the date of acquisition Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,422
Non-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)
Purchase price	$15,000

In October 2002, the Group completed the acquisition of the remaining 33.33% of the outstanding common stock of Dontelecom for $7,500. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7,328.

License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition.

Pro forma results of operations (unaudited)

The following unaudited pro forma financial data for the years ended December 31, 2001 and 2002, give effect to the acquisitions of Kuban-GSM, BM Telecom and Dontelecom as if they had occurred at the beginning of the respective years.

	December 31
	2001	2002
Pro forma:
Net revenues	$971,562	$1,394,148
Net operating income	363,856	476,314
Net income	234,556	284,347
Earnings per share, basic	0.118	0.143
Earnings per share, diluted	$0.118	$0.143

7.                   Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Rubles	$15,282	$19,860
U.S. dollar time deposits	195,000	7,999
U.S. dollars current accounts	7,578	6,404
Other	1,769	398
Total cash and cash equivalents	$219,629	$34,661

8.                   Short-Term Investments

Short-term investments, denominated in U.S. dollars, as of December 31, 2002 comprised of the following:

	Annual interest rate	Maturity date	December 31 2002
OJSC Moscow Bank of Reconstruction and Development	9.0%	October 22, 2003	$19,100
OJSC Moscow Bank of Reconstruction and Development	9.0%	November 21, 2003	5,000
OJSC Moscow Bank of Reconstruction and Development	9.0%	December 5, 2003	5,900

Total short-term investments			$30,000

Short-term investments, denominated in U.S. dollars, as of December 31, 2001 were comprised of the following:

	Annual interest rate	Maturity date	December 31 2001
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			304
Total short-term investments			$85,304

Interest income for the years ended December 31, 2000, 2001 and 2002 amounted to $7,626, $11,829 and $8,289, respectively.

9.                   Trade Receivables

Trade receivables as of December 31, 2001 and 2002 were as follows:

	December 31
	2001	2002
Accounts receivable, subscribers	$19,091	$29,505
Accounts receivable, roaming	10,345	17,266
Allowance for doubtful accounts	(5,178)	(6,270)
Trade receivables, net	$24,258	$40,501

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

	December 31
	2000	2001	2002
Balance, beginning of year	$5,395	$1,819	$5,178
Balance of business acquired	—	140	34
Provision for doubtful accounts	2,403	3,219	7,047
Accounts receivable written off	(5,979)	—	(5,989)
Balance, end of year	$1,819	$5,178	$6,270

10.            Inventory

Inventory as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Spare parts for base stations	$10,795	$15,519
Handsets and accessories	6,232	18,056
Other inventory	9,157	7,811
Inventory	$26,184	$41,386

Obsolescence expense during the year ended December 31, 2000, 2001 and 2002 amounted to  $2,114, $2,543 and $5,614, respectively, and was included in operating expenses in the accompanying consolidated statements of operations.

11.            Property, Plant and Equipment

The net book value of property, plant and equipment as of December 31, 2001 and 2002 was as follows:

	December 31
	2001	2002

Network and base station equipment (including leased network and base station equipment of $32,248 and $49,711, respectively)	$616,699	$959,465
Leasehold improvements	7,233	4,299
Office equipment, computers and software (including leased office equipment, computers and software of $1,824 and $1,739, respectively)	42,340	68,271
Buildings	37,412	96,420
Vehicles	4,931	7,607
Property, plant and equipment, at cost	708,615	1,136,062

Accumulated depreciation (including accumulated depreciation on leased equipment of $9,995 and $13,420, respectively)	(168,989)	(299,216)
Equipment for installation	263,483	313,222
Construction in-progress	52,947	194,565
Property, plant and equipment, net	$856,056	$1,344,633

Depreciation expenses during the years ended December 31, 2000, 2001 and 2002 amounted to $39.9 million, $73.7 million and $116.0 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $nil, $1,589 and $3,425 respectively.

12.            Other Intangible Assets

Intangible assets at December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Numbering capacity	$66,203	$70,885
Rights to use premises	24,380	25,420
Software and other	47,148	120,674
	137,731	216,979
Accumulated amortization	(52,953)	(78,889)
Intangible assets, net	$84,778	$138,090

As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity.

The principal component of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers.

Amortization expense during the years ended December 31, 2000, 2001 and 2002 amounted to $12.9 million, $17.5 million and $30.0 million, respectively.

13.            Deferred Connection Fees

Deferred connection fees for the years ended December 31, 2001 and 2002 were as follows:

	December 31
	2001	2002
Balance at beginning of year	$31,553	$47,412
Payments received and deferred during the year	35,886	19,346
Amounts amortized and recognized as revenue during the year	(20,027)	(24,854)
Balance at end of year	47,412	41,904
Less current portion	21,419	22,210
Non-current portion	$25,993	$19,694

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

14.            Debt

The Notes (see also Note 26 Subsequent Events)

On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%.  Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.  On March 20, 2002, MTS Finance issued additional $50 million 10.95% notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $649 were capitalized. All the notes are guaranteed by MTS OJSC and mature on December 21, 2004.  MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933.

These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Group’s ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson debt restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years (the “Ericson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.4% at December 31, 2002). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum.  The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001 and 2002. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2002, Sistema has made payments under this obligation in the amount of $48,024, $28,897 of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

At December 31, 2001 and 2002, $35 million and $30 million were outstanding, respectively, under the Ericsson Loan.

Dresdner bank credit facilities

In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC (“Dresdner Bank”) to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% (4.6% at December 31, 2002) per annum. Default interest is 12% per annum. At December 31, 2001 and 2002 $3 million and $20 million were outstanding, respectively, under this agreement and are included in the current portion of long-term debt in the accompanying consolidated balance sheets.

In December 2001 and April 2002, UDN-900 entered into credit agreements with Drezdner Bank, expiring on April 2004. As of December 31, 2001 and 2002, the amounts of borrowings under these agreements were $ nil and $4.3 million, respectively. Amounts outstanding under these agreements bear interest of LIBOR plus 3.2% (4.6% December 31, 2002) per annum.

In July 2002, MTS OJSC entered into a credit facility with Dresdner Bank. The credit facility allows borrowings up to $12 million with the final repayment date no later than June 1, 2004. The amount advanced under the facility bears interest of LIBOR plus 1.95% (3.35% at December 31, 2002) per annum. Default interest is 12% per annum. As of December 31, 2002, $5 million was outstanding under this credit facility.

International Moscow bank credit facility

In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and bear interest of LIBOR plus 3.1% (4.5% at December 31, 2002) per annum. Default interest is 7.9% per annum. At December 31, 2001 and 2002, $10 million and $ nil, respectively, was outstanding under this agreement and is included in the current portion of long-term debt.  Amounts outstanding on the facility are guaranteed by MTS OJSC.

Citibank credit facility

In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility must be repaid in June 2003 and bear interest of LIBOR plus 3.5% (4.9% at December 31, 2002) per annum. Overdue amounts bear an additional 3% per annum.  At December 31, 2002, $9 million outstanding under this facility is included in the current portion of long-term debt.  The amounts outstanding on the facility are guaranteed by MTS OJSC.

Inkombank credit facility to MSS

In August 1997, MSS entered into a $12 million credit facility with OJSC AB Inkombank (“Inkombank”) for the purposes of financing GSM-900 network development. The facility had a final repayment date of March 31, 2002. The amount advanced under the agreement bore interest of 16% per annum.  In December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113 ($0.001 per basic and diluted share), net of taxes of $667, upon the extinguishment.

Sberbank credit facilities

Kuban-GSM has a number of ruble-denominated credit facility agreements with Sberbank of Russian Federation (“Sberbank”). The amounts borrowed under these credit facilities bear interest at rates varying from 17% to 23% and are to be repaid in regular installments on various dates ending June 2005.  Borrowings under these facilities are secured by a pledge of equipment with carrying value of $34.5 million at December 31, 2002.

At December 31, 2002, the total amount payable under these facilities, including accrued interest was $21 million.

Yugbank loans

Kuban-GSM has a number of credit facility agreements with Yugbank denominated in rubles. The amounts borrowed under these credit facilities bear interest at rates varying from 19% to 21% and are to be repaid between October 2003 and September 2004. Borrowing under these facilities are secured by a pledge of equipment with a carrying value of $7 million at December 31, 2002. As of December 31, 2002, the total amount payable under these facilities, including accrued interest was $3 million.

Rosbank loan

In December 2002, Kuban-GSM entered into a ruble-denominated credit agreement with Rosbank, maturing in December 2003. As of December 31, 2002, the amount of borrowings under this agreement was $3 million. Amounts outstanding under this agreement bears interest at 19% per annum. Borrowings under this facility are secured by a pledge of equipment with a carrying value of $13 million at December 31, 2002.

WestLB International loan

In July 2002, MTS-P entered into a credit facility agreement with WestLB International S.A. As of December 31, 2002, the amount of borrowings under this agreement was $4 million. Amounts outstanding under this agreement bear interest of EURIBOR plus 2% (4.9% at December 31, 2002) per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. Final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC.

RTDC loan

Dontelecom has a loan agreement with Russian Telecommunications Development Corporation (“RTDC”). The principal outstanding amounted to $1.4 million as of December 31, 2002.  The interest rate is fixed at 9.5% per annum on outstanding principal balance. The final maturity of this agreement is December 31, 2003.

Motorola loan

Dontelecom has a loan agreement with Motorola for GSM cellular equipment, principal and interest which are payable semiannually; the amounts outstanding bear interest of at 8.23% per annum. The principal amounted to $1.6 million as of December 31, 2002.  Final maturity of this agreement is January 2003.

The following table presents aggregate scheduled maturities of long-term debt principal as of December 31, 2002:

Payments due in the year ended December 31,
2003	$67,098
2004	333,133
2005	17,992
2006	7,151
$425,374

15.            Capital lease obligations

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31,
2003	$25,871
2004	7,697
2005	1,549
2006	16
2007	14
Thereafter	32
Total minimum lease payments (undiscounted)	35,179
Less amount representing interest	(6,706)
Present value of net minimum lease payments	28,473
Less current portion of lease payable	(21,232)
Non-current portion of lease payable	$7,241

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2002, see Note 20 Related Parties.

16.          Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2002 were comprised of the following:

	December 31
	2001	2002
VAT	$31,213	$29,393
Taxes other than income	13,781	31,810
Interest payable	1,636	1,500
Other accruals	4,996	11,216
Total accrued liabilities	$51,626	$73,919

17.            Income Tax

MTS’ provision for income taxes is as follows for the respective periods ended:

	December 31
	2000	2001	2002
Current provision for income taxes	$52,086	$138,092	$129,406
Deferred income tax benefit	(932)	(40,631)	(18,989)
Total provision for income taxes	$51,154	$97,461	$110,417

MTS’ statutory income tax rate in 2000 was 30%.  From January 1, 2001, MTS’ statutory income tax rate was 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate was reduced to 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS’ effective income tax rate is as follows for the respective periods ended:

	December 31
	2000	2001	2002
Statutory income tax rate for year	30%	35%	24%
Adjustments:
Expenses not deductible for tax purposes	17.4	13.6	2.1
Tax allowance generated from investment in infrastructure	(18.2)	(8.3)	—
Effects of increase in income tax rate	7.0	—	—
Effects of decrease in income tax rate	—	(6.6)	—
Other	1.8	(3.9)	(0.3)
Effective income tax rate	38.0%	29.8%	25.8%

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2001 and 2002:

	December 31
	2001	2002
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$10,050	$13,606
Deferred connection fees	10,910	10,057
Loss carryforward (Rosico and MSS)	14,709	10,033
Other	2,263	9,555
	37,932	43,251
Valuation allowance	(25,892)	(12,695)
Deferred tax assets	12,040	30,556
Less: current portion	5,802	12,223
Non-current portion	$6,238	$18,333

Deferred tax liabilities
Licenses acquired	$(66,745)	$(91,606)
Other	(760)	(14,212)
Total deferred tax liabilities	(67,505)	(105,818)
Net deferred tax liability	$(55,465)	$(75,262)

As of December 31, 2001 and 2002, Rosico and MSS were entitled to loss carryforwards in the amounts of $61,286 and $41,803, respectively. These loss carryforwards resulted in deferred tax assets at December 31, 2001 and 2002 in the amounts of $14,709 and $10,033, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. The Group has recorded a valuation allowance for the entire tax loss carryforward related to Rosico and MSS since it is more likely than not that the tax asset will not be realized.

18.          Shareholders’ Equity

In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the year ended December 31, 2001 and 2002 which is distributable under Russian legislation totaled 8,587 million rubles ($294,381) and 10,759 million rubles ($343,278), respectively.

19.          Stock Bonus and Stock Option Plans

On April 27, 2000, contingent on the closing of MTS’ initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under these plans, directors, key employees and key advisors received 3,587,987 of MTS common shares as well as the right to participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS common shares. At the time of the initial public offering, MTS OJSC issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

Under the stock bonus plan, during September 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding

Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

All those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4,500 and $797, respectively, based on the fair value of the shares (see also Note 20 Related Parties).

Options under the stock option plan are generally granted at an exercise price equal to the average sale price of MTS stock on New York Stock Exchange over a 100-day period preceding the grant date and vest over the period not exceeding two years, contingent on continued employment or board membership of participants.

During 2001 and 2002, MTS made several grants pursuant to its stock option plan to employees and directors of the Group.  A summary of the status of the Group’s stock option plan as of December 31, 2001 and 2002, is presented below:

	Shares	Weighted average exercise price
Outstanding at January 1, 2001	—	—
Granted during 2001	1,829,221	$1.31

Outstanding at December 31, 2001	1,829,221	1.31

Granted	2,846,681	1.49
Forfeited	27,481	1.31

Outstanding December 31, 2002	4,648,421	$1.42

None of the options outstanding at December 31, 2001 and 2002, were exercisable.  Options outstanding at December 31, 2002, have exercise price ranging from $1.31-$1.49 per share and a their weighted average remaining contractual life was approximately 2 years at December 31, 2002.

Fair values of options granted in 2001 and 2002 were $0.36 and $0.50 per share, respectively, and were estimated using the Black-Scholes option pricing model.  The risk free rates applied for 2001 and 2002 were 15.5% and 6.1%, respectively.  The following assumptions were applied to options granted in 2001 and 2002, respectively: (i) expected dividend yields of nil% and nil%; (ii) expected volatility rates of 45% and 50% and (iii) expected lives of 2 years for 2001 and 2002.

In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

20.          Related Parties

Related party balances as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002

Accounts receivable:
T-Mobile receivable for roaming	$677	$1,374
Receivables from investee companies	1,700	2,195
Total accounts receivable, related parties	$2,377	$3,569

Accounts payable:
T-Mobile payable for consulting services	$1,970	$—
T-Mobile other payables	1,266	—
Telmos for interconnection	207	184
MTU-Inform for interconnection	2,593	4,154
MGTS for interconnection	106	630
Total accounts payable, related parties	$6,142	$4,968

Moscow Bank of Reconstruction and Development (MBRD)

Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2001, MTS’ cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in current accounts. As of December 31, 2002, MTS’ cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2001 and 2002 amounted to $3.0 million and $5.1 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Rosno OJSC

MTS arranged medical insurance for its employees and insured its property at the amounts of approximately  $274 million, $612 million and $781 million in 2000, 2001 and 2002, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2000, 2001 and 2002, amounted to $6.5 million, $8.0 million and $4.9 million, respectively, including premiums paid for medical insurance amounting to $1.6 million, $2.5 million and $3.6 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Maxima Advertising Agency (Maxima)

In 2000, 2001 and 2002, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 2000, 2001 and 2002, were $6.4 million,  $8.7 million and $13.1 million, respectively. Maxima is related to MTS through MTS’ directors who are also members of Maxima’s board of directors.

Telmos

In 2000, 2001 and 2002, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2000, 2001 and 2002, were approximately $4.3 million, $4.0 million and $1.3 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (MGTS)

In 2000, 2001 and 2002, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 2000, 2001 and 2002, were approximately $1.0 million, $1.5 million and $4.4 million, respectively. In  2000, 2001 and 2002, MTS also purchased buildings from MGTS and paid $2.9 million, $2.6 million and $2.0 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform

In 2000, 2001 and 2002, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for the years ended December 31, 2000, 2001, and 2002, amounted to approximately $17.4 million, $29.0 million and $24.1 million, respectively. In 2000, 2001 and 2002 MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2000, 2001 and 2002, amounted to $11.7 million, $4.7 million and $1.6 million, respectively. Management believes that these agreements are at market terms.

T-Mobile

In 2000, 2001 and 2002, the Group had roaming agreements with T-Mobile, a shareholder of the Group and its subsidiaries.  Payments made by MTS under these roaming agreements were approximately $0.7 million, $0.7 million and $1.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.  In addition, during 2000 T-Mobile provided consulting services to the Group for $2.7 million.

Invest-Svyaz-Holding

In 2001 and 2002, subsidiaries of Telecom-900, Uraltel, FECS-900 and SCS-900 entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and billing system. These leases were recorded as capital leases based on the requirements of  SFAS No. 13, “Accounting for Leases.” The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short-term, the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 44%, which management believes are market terms.

The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31
2003	$6,554
2004	4,621
2005	1,199
Total minimum lease payments (undiscounted)	12,374
Less amount representing interest	(3,331)
Present value of net minimum lease payments	9,043
Less current portion of lease payable	(4,879)
Non-current portion of lease payable	$4,164

In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $7 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group. For the year ended leases to the Group amount to approximately 99% of revenues of Invest-Svyaz-Holding.

Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were $503 and $139, respectively.  For the year ended December 31, 2002, principal and interest paid to Invest-Svyaz-Holding were $2.9 million and $1.4 million, respectively.

Other

In 2000, consultants from MTS’ two major shareholders advised MTS in connection with MTS’s initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 19 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS from Rosico at nominal price 0.1 rubles per share. In 2000, MTS recognized consulting expenses under this plan in the amount of $797 based on the fair value of the shares on the date of grant.

As discussed in Note 6 Businesses Acquired, during 2001 and 2002 MTS acquired 81% and 19%, respectively, of the outstanding common stock of Telecom-900, for $26.8 million and $6.9 million, respectively, in cash from Sistema and Invest-Svyaz-Holding, respectively. Additionally in 2002, MTS acquired 33.33% of the outstanding common stock of Dontelecom from Sistema for $7.5 million in cash.

21.            Operating Expenses

Operating expenses for 2000, 2001 and 2002, consisted of the following:

	December 31
	2000	2001	2002
Salaries and social contributions	$33,753	$44,425	$84,706
Taxes other than income taxes	26,859	25,312	39,119
General and administrative	20,355	21,569	26,549
Rent	7,241	9,479	15,578
Insurance	4,251	5,258	6,774
Repair and maintenance	3,225	10,578	20,361
Provision for doubtful accounts	2,403	3,219	7,047
Consulting expenses	2,621	2,093	7,692
Billing and data processing	2,285	2,981	9,549
Other operating expenses	7,249	9,684	11,681
Total operating expenses	$110,242	$134,598	$229,056

22.          Investments In and Advances to Affiliates

At December 31, 2001 and 2002, Group’s investments in and advances to affiliated included, respectively, the following:

	December 31
	2001	2002

MTS Belarus – loans receivable	$—	$30,089
MTS Belarus – equity investment	—	2,455
Receivables from other investee companies	740	1,490
Total investments in and advances to affiliates	$740	$34,034

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus.  In accordance with the tender, in November 2001 the Group made an initial $10 million payment to the government of Belarus.

From December 2001, soon after the date the Group was awarded the tender, it became increasingly apparent based upon various communications and correspondence that the Group would not be able to commence operations in Belarus as expected.  The Company halted additional payments under the original agreement and expensed its initial $10 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investment in the accompanying consolidated statements of operations for the year ended December 31, 2001.

As a result of additional negotiations, and a change in the Belarus government’s position, effective June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus.  Subsequently, the Group began investing in MTS Belarus.

For the year ended December 31, 2002, the Group provided MTS Belarus with $30.1 million in loans bearing interest at 11% with repayment terms of between February and June 2003.  Based on projected future cash flows, the Group has concluded that an additional impairment is not required as of December 31, 2002.

23.          Operating Licenses

In connection with providing telecommunication services, the Group has been issued various operating licenses by the Ministry of Communications.  In addition to the licenses received directly from the Ministry of Communications, the Group was granted access to various telecommunication licenses through acquisitions.  At December 31, 2002, recorded values of the Group’s telecommunication licenses were as follows:

December 31 2002

Moscow license area (Rosico)	$255,812
North-Western region (Telecom XXI)	74,639
Krasnodar and Adigeya regions (Kuban-GSM)	66,919
Bashkortostan Republic (BM Telecom)	48,932
Five regions of Asian Russia (Telecom-900)	34,237
Rostov region (Dontelecom)	22,067
Seven regions of European Russia	19,503
Other	8,212
Licenses, at cost	530,321
Accumulated amortization	(143,402)
Licenses, net	$386,919

The following table summarizes GSM-900/1800 telecommunication licenses held by the Group at December 31, 2002:

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Moscow License Area
Moscow	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
Moscow Region	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	—	—
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM Telecom	August 22, 2007	BM Telecom	August 22, 2007
Belgorod	ReCom	May 15, 2008	Rosico	April 28, 2008
Bryansk	ReCom	May 15, 2008	Rosico	April 28, 2008
Ivanovo	—	—	Rosico	April 28, 2008
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic	BIT	January 25, 2011	—	—
Kaluga	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	Rosico	April 28, 2008	Rosico	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Komi-Permyatsk	—	—	Rosico	April 28, 2008
Kostroma	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Krasnodar Region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	Rosico	April 28, 2008
Lipetsk	ReCom	May 15, 2008	Rosico	April 28, 2008
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	Rosico	April 28, 2008	Rosico	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	ReCom	May 15, 2008	Rosico	April 28, 2008
Orenburg	—	—	Rosico	April 28, 2008
Perm	Rosico	April 28, 2008	Rosico	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Saratov	MTS OJSC	July 11, 2012	—	—
Smolensk	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tambov	—	—	Rosico	April 28, 2008
Tula	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tver	MTS OJSC	April 4, 2007	Rosico	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	Rosico	April 28, 2008
Vladimir	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	Rosico	April 28, 2008
Yaroslavl	—	—	Rosico	April 28, 2008
Samara Region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Asian Russian
Altai Region	Mobicom-Barnaul	September 8, 2010	—	—
Altai Republic	SCS-900	July 19, 2011	—	—
Amursk	ACC	January 10, 2007	—	—
Chelyabinsk	Rosico	April 28, 2008	Rosico	April 28, 2008
Chukotka	BIT	July 19, 2011	—
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Kurgan	—	—	Rosico	April 28, 2008
Khanty Mansiysk	—	—	Rosico	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	—	—
Sakhalin	BIT	July 19, 2011	—	—
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region	—	—	Rosico	April 28, 2008
Tyumen	—	—	Rosico	April 28, 2008
Tyva Republic	BIT	July 19, 2011	—	—
Yamalo-Nenetsk	—	—	Rosico	April 28, 2008

Each of the Group’s licenses, except the licenses covering the Moscow license area, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. The management believes that the Group is in compliance with all material terms of our licenses.

When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS’ current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110,244. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that the Group will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

24.          Commitments and Contingencies

Commitments

As of December 31, 2002, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $306 million.

As of December 31, 2002, MTS guaranteed bank loans of Invest-Svyaz-Holding ("ISH"), a shareholder of the Group, in the amount of $7 million, which were primarily used to finance Invest-Svyaz-Holding’s leases to the Group. Under these guarantees, MTS is liable for all amounts outstanding under certain bank loans of Invest-Svyaz-Holding in case ISH defaults on the payment. The guarantees expire between August 2003 and April 2005. No liability in respect of these guarantees has been recorded in the accompanying consolidated financial statements.

Negative net equity of Rosico

In accordance with Russian legislation, joint-stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

During the past several years Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2001 and 2002, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

25.          Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance.  The Group’s business is organized based on geographical operations.  Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

At December 31, 2002, the Group had several operating segments, of which one is a reportable segment –MTS OJSC and Rosico, which operates primarily in the Moscow license area and also has license footprint covering several other regions.

	Year ended December 31
	2000	2001	2002
Revenue:
MTS OJSC and Rosico	$534,433	$831,857	$1,044,877
Other	1,279	64,780	370,309

Intercompany eliminations	—	(3,390)	(53,430)

Total revenue	$535,712	$893,247	$1,361,756

Operating income:
MTS OJSC and Rosico	$141,147	$316,894	$365,698
Other	(2,100)	8,039	102,862

Intercompany eliminations	—	(824)	(4,189)

Total operating income	$139,047	$324,109	$464,371

Depreciation and amortization:
MTS OJSC and Rosico	$85,796	$114,923	$144,004
Other	1,888	18,395	65,676

Total depreciation and amortization	$87,684	$133,318	$209,680

Additions to long-lived assets:
MTS OJSC and Rosico	$243,037	$415,336	$360,598
Other	—	176,211	344,739

Total additions to long-lived assets	$243,037	$591,547	$705,337

	As of December 31
	2001	2002
Long-lived assets:
MTS OJSC and Rosico	$1,045,034	$1,288,062
Other	195,451	585,769

Intercompany eliminations	(824)	(4,189)

Total long-lived assets	$1,239,661	$1,869,642

Total assets:
MTS OJSC and Rosico	$1,625,053	$1,923,682
Other	232,846	690,481

Intercompany eliminations	(130,407)	(330,867)

Total assets	$1,727,492	$2,283,296

26.          Subsequent Events

Issue of Eurobonds

On January 30, 2003, MTS Finance issued $400 million 9.75% notes at par. These notes are guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance will make interest payments on the notes semi-annually in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400 million and related debt issuance costs of $3.9 million were capitalized.

Acquisition of UMC

On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of Ukrainian Mobile Communications (“UMC”), a provider of mobile services in Ukraine, for cash consideration of $194,200, including the acqusition of 16.3% of the outstanding voting interest from Deutsche Telecom, a related party, for $55,000. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65 million. At the date of acquisition, UMC had approximately 1.8 million subscribers.

MTS also had an option agreement with Ukrtelecom to purchase its remaining 26% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87,600. On June 4, 2003 MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC has increased from 57.7% to 83.7%.

In addition, MTS entered into a put and call option agreement with TDC International for the purchase of its 16.3% stake in UMC. The exercise period of the call option is from May 5, 2003 to November 5, 2004, and the put option is exercisable from August 5, 2003 to November 5, 2004.  The call option price is $85,000 plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; put option price is calculated based on reported earnings of UMC prior to the exercise and is subject to a minimum amount of $55,000. Purchase price allocation for the acquisition of UMC has not been finalized at the date of these statements.

Acquisition of TAIF Telcom

On April 2, 2003, MTS acquired 51% of common shares of TAIF Telcom, a Russian open joint-stock company, for $51 million and 50% of preferred shares of TAIF Telcom for $10 million.

In addition, MTS has signed call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49% common and 50% preferred shares of TAIF Telcom.  The exercise period of the call options for common shares is 48 months from the date of acquisition of a 51% stake in TAIF Telcom and the put options for common shares are exercisable for 36 months from the date falling 18 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and put options for common shares is $49 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS. The exercise period of the call options for preferred shares is 48 months from the date falling 24 months after the date of acquisition of a 51% of TAIF Telcom and the put options for preferred shares are exercisable for 24 months from the date falling 24 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and the put options for preferred shares is $10 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS.

If all options are exercised, MTS’ share in TAIF Telcom will increase to 100%.

TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia.  At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.  Purchase price allocation for the acquisition of TAIF Telcom has not been finalized at the date of these statements.

Transactions by major shareholders

In March 2003, Sistema and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,322,614 shares of MTS, representing 10% of MTS.  The call option is exercisable to September 30, 2003.  In connection with this agreement, the Shareholders entered into an additional agreement relating to the management of MTS (subject to approvals by the Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity, or MAP).  The major terms of the agreement are as follows:

•                  T-Mobile is required to vote when necessary to ensure, as much as possible, that Sistema will have the majority of the MTS board of directors;

•                  T-Mobile will be required to approve certain transactions such as significant acquisitions, share issuances that dilute T-Mobile’s ownership, etc;

•                  a dividend policy will be approved by the Shareholders, with the expectation that annual distributions on not less than 25% of MTS OJSC net profits, according to Russian accounting standards, will be made as dividends annually, beginning effective 2003.

In April 2003, Sistema issued $350 million 10.25% notes, due in 2008.  These notes are secured by 193,473, 900 shares of common stock of MTS.

On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6% of the outstanding common stock of the Group and purchased T-Mobile’s 49% interest in Invest-Svyaz-Holding. Concurrently with this transaction, T-Mobile sold 5% of its holding in the Group on the open market in the form of Global depository receipts, or GDRs listed on the London Stock Exchange.

On May 19, 2003, the Group announced cash dividends of $1.10 per ADS ($0.055 per share) for a total of $110 million to be paid during June 2003.

Additional debt issuance

In March 2003, the Board of Directors of MTS OJSC approved the issuance of ruble denominated bonds for up to 5 billion rubles ($161 million).

Item 19.	Exhibits

No.	Description

1.1	Charter of Mobile TeleSystems OJSC (English Translation)

2.1

Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.1	Indenture dated as of January 30, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank

4.2	Participation Interest Purchase Agreement by and between KPN Telecom B.V. and Mobile Telesystems OJSC dated as of November 5, 2002

4.3	Participation Interest Purchase Agreement by and between KPN Telecom B.V., PTT Telecom Kyiv and Mobile Telesystems OJSC dated as of November 5, 2002

4.4	Participation Interest Purchase Agreement by and between Cetel B.V., Deutsche Telekom AG and Mobile Telesystems OJSC dated as of November 5, 2002

4.5	Participation Interest Purchase Agreement by and between OAO Ukrtelecom and Cetel B.V. dated as of November 5, 2002

4.6	Call Option Agreement by and between OAO Ukrtelecom and Cetel B.V. dated as of November 5, 2002

4.7	Put and Call Option Agreement by and between TDC International A/S and Mobile Telesystems OJSC dated as of November 5, 2002

4.8	Novation Agreement by and between Open Joint Stock Company Ukrtelecom, Cetel B.V. and Mobile Telesystems Open Joint Stock Company dated as of November 5, 2002

4.9	Novation Agreement by and between Open Joint Stock Company Ukrtelecom, Cetel B.V. and Mobile Telesystems Open Joint Stock Company dated as of November 5, 2002

4.10

Indenture dated as of December 21, 2001 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.11

Purchase Agreement dated December 20, 2001 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC, Dresdner Bank AG (London Branch) and ING Bank N.V. (London Branch) is incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.12

Purchase Agreement dated March 19, 2002 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC, Dresdner Bank AG (London Branch) and ING Bank N.V. (London Branch) is incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.13	License No. 000612 permitting activities in the field of communication in the territory of Ukraine (English Translation)

4.14	License No. 000613 permitting activities in the field of communication in the territory of Ukraine (English Translation)

4.15

MTS license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Urals region, the Republic of Komi, the Udmurt Republic; the Kirov, Kurgan, Orenburg, Perm, Sverdlovsk, Tyumen, and Chelyabinsk oblasts; and the Komi-Permyak, Khanty-Mansyisk, and Yamalo-Nenets autonomous okrugs(English Translation)

4.16

MTS license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Central and Central-Chernozem regions and the Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orlov, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov, and Nizhny Novgorod oblasts (English Translation)

4.17

MTS license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the city of Moscow and the Moscow oblast (English Translation)

4.18

Far East Cellular Systems-900 License No. 5607 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.19

Far East Cellular Systems-900 License No. 17765 for leasing of communications channels in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.20

Kuban-GSM License No. 12039 for provision of data transmission services in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.21

Kuban-GSM License No. 6731 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.22

Kuban-GSM License No. 9830 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Adyghe Republic is incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.23

Kuban-GSM License No. 11957 for provision of telematic services in the 900-MHz band in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.24

Kuban-GSM License No. 11947 for leasing of communications channels in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.25

Telecom XXI license No. 10004 for the provision of cellular radiotelephone communications services in the 1800-MHz band in the territories of St. Petersburg, Petrozavodsk, Arkhangelsk, Vologda, Murmansk, Novgorod, Pskov, Kaliningrad and Naryan-Mar is incorporated herein by reference to Exhibit 4.1  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.26

MTS license No. 15282 for the provision of local and interurban telephone services in the territories of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula is incorporated herein by reference to Exhibit 4.2  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.27

MTS license No. 15403 for the provision of telematic services in the territories of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula is incorporated herein by reference to Exhibit 4.3  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.28

MTS license No. 16245 for the provision of lease of communications channels in the territories of Ivanovo, Kirov, Nizhny Novgorod and Yaroslavl is incorporated herein by reference to Exhibit 4.4  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.29

MTS license No. 17169 for the provision of videoconferencing services in the Republic of Komi and the Udmurt Republic; the regions of Komi-Permyatsky, Khanty-Mansyisk, Yamalo-Nenetsky, Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orlov, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl; and the City of Moscow is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.30

MTS license No. 17333 for the provision of telematic services in the Republic of Komi and the Udmurt Republic; the regions of Komi-Permyatsky, Khanty-Mansyisk, Yamalo-Nenetsky, Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orlov, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl; and the City of Moscow is incorporated herein by reference to Exhibit 4.6  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.31

MTS license No. 14667 for the provision of telematic services in the Republic of Komi; the regions of Kostroma, Moscow and Tver; and the City of Moscow is incorporated herein by reference to Exhibit 4.7  to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.32

MTS GSM-900 license No. 14665 for the territory of the City of Moscow and Moscow region is incorporated herein by reference to Exhibit 10.1 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.33

MTS GSM-900 license No. 14662 for the territory of Tver region is incorporated herein by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.34

MTS GSM-900 license No. 14664 for the territory of Kostroma region is incorporated herein by reference to Exhibit 10.3 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.35

MTS GSM-900 license No. 14663 for the territory of the Komi republic is incorporated herein by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.36

MTS GSM-900 license No. 14452 for the territory of Smolensk region is incorporated herein by reference to Exhibit 10.5 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.37

MTS GSM-900 license No. 14453 for the territory of Vladimir region is incorporated herein by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.38

MTS GSM-900 license No. 14454 for the territory of Pskov region is incorporated herein by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.39

MTS GSM-900 license No. 14455 for the territory of Tula region is incorporated herein by reference to Exhibit 10.8 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.40

MTS GSM-900 license No. 14456 for the territory  of Kaluga region is incorporated herein by reference to Exhibit 10.9 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.41

MTS GSM-900 license No. 14457 for the territory of Ryazan region is incorporated herein by reference to Exhibit 10.10 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.42

Supplement No. 2 to Rosico license No. 10011 in order to provide GSM-900/1800 in the regions of Perm and Chelyabinsk is incorporated herein by reference to Exhibit 4.24  to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F

4.43

ReCom GSM-900 license No. 10015 for the territory of Oryol region is incorporated herein by reference to Exhibit 10.14 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.44

ReCom GSM-900 license No. 10020 for the territory of Kursk region is incorporated herein by reference to Exhibit 10.15 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.45

ReCom GSM-900 license No. 10021 for the territory of Belgorod region is incorporated herein by reference to Exhibit 10.16 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.46

ReCom GSM-900 license No. 10022 for the territory of Bryansk region is incorporated herein by reference to Exhibit 10.17 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.47

ReCom GSM-900 license No. 10023 for the territory of Lipetsk region is incorporated herein by reference to Exhibit 10.18 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.48

ReCom GSM-900 license No. 10024 for the territory of Voronezh region is incorporated herein by reference to Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.49

Loan Agreement, dated as of December 20, 1996, by and between Rosico and Ericsson Project Finance AB is incorporated herein by reference to Exhibit 10.24 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.50

Interconnection Agreement, dated as of December 29, 1995, as amended, by and between MTS and Rostelecom is incorporated herein by reference to Exhibit 10.54 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.51

Interconnection Agreement, dated as of November 4, 1996, as amended, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.55 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.52

Interconnection Agreement, dated as of December 25, 2001, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.56 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.53

Interconnection Agreement, dated as of June 30, 1998, by and between MTS and MTU-Inform is incorporated herein by reference to Exhibit 10.28 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

4.54

Interconnection Agreement, dated as of February 26, 1999, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.58 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.55

Interconnection Agreement, dated as of August 28, 2000, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.59 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974)

4.56

Software License Agreement, dated as of August 13, 1999, by and between MTS and Motorola, Inc. is incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032)

8.1	List of Subsidiaries of Mobile TeleSystems OJSC

10.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC

/s/ Mikhail A. Smirnov
By: Mikhail A. Smirnov
Title: President

Date: June 30, 2003

I, Mikhail A. Smirnov, certify that:

1.                                       I have reviewed this annual report on Form 20-F of Mobile TeleSystems OJSC;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Mikhail A. Smirnov
Mikhail A. Smirnov
President

I, Willem van Bommel, certify that:

1.I have reviewed this annual report on Form 20-F of Mobile TeleSystems OJSC;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Willem van Bommel
Willem van Bommel
Chief Financial Officer