Form 20-F
period 2003-12-31
MOBILE TELESYSTEMS OJSC
filed 2004-06-16
CIK 1115837

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 20 SHARES OF COMMON STOCK COMMON STOCK, PAR VALUE 0.10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10.95% NOTES DUE 2004
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        1,983,359,507 ordinary shares, par value 0.10 Russian rubles each, as of December 31, 2003

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
(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON OUR COMPANY	35
A.	HISTORY AND DEVELOPMENT	35
B.	BUSINESS OVERVIEW	38
C.	ORGANIZATIONAL STRUCTURE	65
D.	PROPERTY, PLANT AND EQUIPMENT	66
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	67
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	100
A.	DIRECTORS AND SENIOR MANAGEMENT	100
B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	102
C.	BOARD PRACTICES	103
D.	EMPLOYEES	104
E.	SHARE OWNERSHIP	105
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	105
A.	MAJOR SHAREHOLDERS	105
B.	RELATED PARTY TRANSACTIONS	106
C.	INTERESTS OF EXPERTS AND COUNSEL	108
ITEM 8.	FINANCIAL INFORMATION	108
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	108
B.	SIGNIFICANT CHANGES	109
ITEM 9.	OFFER AND LISTING DETAILS	109
ITEM 10.	ADDITIONAL INFORMATION	110
A.	SHARE CAPITAL	110
B.	CHARTER AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION	110
C.	MATERIAL CONTRACTS	119
D.	EXCHANGE CONTROLS	121
E.	TAXATION	122
F.	DIVIDENDS AND PAYING AGENTS	127
G.	STATEMENT BY EXPERTS	127
H.	DOCUMENTS ON DISPLAY	127
I.	SUBSIDIARY INFORMATION	128
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	128
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	131
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	132
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	132
ITEM 15.	CONTROLS AND PROCEDURES	132
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	133
ITEM 16B.	CODE OF ETHICS	133
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	133
ITEM 17.	FINANCIAL STATEMENTS	135
ITEM 18.	FINANCIAL STATEMENTS	135
ITEM 19.	EXHIBITS	190
SIGNATURES		196

        Unless the context otherwise requires, references to "MTS," "we," "us" or "our" refer to Mobile TeleSystems OJSC and its subsidiaries. "UMC" refers to Ukrainian Mobile Communications, our Ukrainian operations, which we acquired in March 2003. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS-Belarus. As MTS-Belarus is an equity investee, our revenues and subscriber data do not include MTS-Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, references to "rubles" or "RUR" are to the lawful currency of the Russian Federation, references to "hryvnias" are to the lawful currency of Ukraine and references to "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

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

        Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "will," "may," "should" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding:

  •
  strategies, outlook and growth prospects;

  •
  future plans and potential for future growth;

  •
  liquidity, capital resources and capital expenditures;

  •
  growth in demand for our services;

  •
  economic outlook and industry trends;

  •
  developments of our markets;

  •
  the impact of regulatory initiatives; and

  •
  the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the Securities and Exchange Commission.

        Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A. Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003, and as of December 31, 2002 and 2003, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 1999 and 2000, and as of December 31, 1999, 2000 and 2001, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our consolidated financial statements included elsewhere in this document, "D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(Amounts in thousands, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net revenues:
Service revenues(1)	$314,568	$484,469	$830,308	$1,274,287	$2,435,717
Connection fees	12,755	14,885	21,066	24,854	29,372
Equipment sales	31,004	36,358	41,873	62,615	81,109

Total net revenues	358,327	535,712	893,247	1,361,756	2,546,198
Cost of services and products exclusive of depreciation and amortization shown separately below:
Interconnection and line rental	38,958	41,915	75,278	113,052	187,270
Roaming expenses	21,725	41,178	68,387	83,393	113,838
Cost of equipment	29,932	39,217	39,828	90,227	173,071

Total cost of services and products	90,615	122,310	183,493	286,672	474,179
Operating expenses(2)	74,612	110,242	134,598	229,056	406,722
Sales and marketing expenses	23,722	76,429	107,729	171,977	326,783
Depreciation and amortization	53,766	87,684	133,318	209,680	415,916
Impairment of investment	—	—	10,000	—	—

Net operating income	115,612	139,047	324,109	464,371	922,598
Currency exchange and translation losses (gains)	3,238	1,066	2,264	3,474	(693)

Other expenses (income):
Interest income	$(801)	$(7,626)	$(11,829)	$(8,289)	$(18,076)
Interest expense	11,805	11,335	6,944	44,389	106,551
Other (income) expenses, net	(829)	(502)	(2,672)	(2,454)	3,420

Total other expenses (income), net	10,175	3,207	(7,557)	33,646	91,895
Income before provision for income taxes and minority interest	102,199	134,774	329,402	427,251	831,396
Provision for income taxes	18,829	51,154	98,128	110,417	242,480
Minority interest in net (loss) income	(2,291)	(6,428)	7,536	39,711	71,677

Net income before cumulative effect of a change in accounting principle	85,661	90,048	223,738	277,123	517,239
Cumulative effect of a change in accounting principle, net of income taxes of $9,644	—	—	(17,909)	—	—

Net income	$85,661	$90,048	$205,829	$277,123	$517,239

Dividends declared	$11,879	$13,631	$2,959	—	$110,931
Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	$78,258	$93,108	$223,738	$277,123	$517,239
Earnings per share, basic and diluted:
Net income before cumulative effect of a change in accounting principle	0.052	0.050	$0.113	$0.140	$0.261
Net income	0.052	0.050	$0.104	$0.140	$0.261
Dividends declared per share	$0.01	$0.01	—	—	$0.06
Weighted average shares of common stock outstanding	1,634,527,040	1,806,968,096	1,983,359,507	1,983,359,507	1,983,374,949
Consolidated cash flow data:
Cash provided by operating activities	$116,801	$190,914	$338,201	$412,772	$965,984
Cash used in investing activities	(115,184)	(423,349)	(441,523)	(697,921)	(1,910,087)
(of which capital expenditures)(3)	(118,338)	(224,898)	(441,200)	(574,272)	(958,771)
Cash (used in) provided by financing activities	(11,557)	298,543	247,592	100,817	997,545
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$10,000	$245,828	$304,933	$64,661	$335,376
Property, plant and equipment, net	250,270	439,307	856,056	1,344,633	2,256,076
Total assets	682,047	1,101,332	1,727,492	2,283,296	4,225,351
Total debt (long-term and short-term)(4)	112,123	52,773	325,840	454,485	1,660,334
Total shareholders' equity	343,724	801,084	1,018,279	1,302,044	1,723,910
including capital stock	49,276	40,352	40,352	40,352	40,361
Financial ratios (end of period):
Total debt/total capitalization(5)	24.6%	6.2%	24.2%	25.9%	49.1%
Mobile penetration (end of period):
Russia(6)	0.9%	2.3%	5.5%	12.4%	25.0%
Ukraine(7)	n/a	n/a	n/a	n/a	13.4%

Operating data:(8)
Subscribers in Russia (end of period, thousands)(9)	306	1,194	2,650	6,644	13,370
Subscribers in Ukraine (end of period, thousands)(9)	n/a	n/a	n/a	n/a	3,350
Overall market share in the Moscow license area (end of period)	40%	55%	50%	43%	43%
Overall market share in Russia (end of period)	23%	35%	33%	38%	37%
Overall market share in Ukraine (end of period)	n/a	n/a	n/a	n/a	51%
Average monthly usage per subscriber in Russia (minutes)(10)	224	151	157	159	144
Average monthly service revenue per subscriber in Russia(11)	$124	$54	$36	$23	$17
Average monthly usage per subscriber in Ukraine (minutes)(10)	n/a	n/a	n/a	n/a	97
Average monthly service revenue per subscriber in Ukraine(11)	n/a	n/a	n/a	n/a	$15
Subscriber acquisition costs in Russia(12)	$148	$69	$56	$35	$26
Subscriber acquisition costs in Ukraine(12)	n/a	n/a	n/a	n/a	$32
Churn in Russia(13)	20.7%	21.6%	26.8%	33.9%	47.3%
Churn in Ukraine(13)	n/a	n/a	n/a	n/a	23.8%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Guest roaming fees were $44.0 million, $43.2 million, $52.6 million, $83.4 million and $153.3 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

(2)
Operating expenses include taxes (other than income taxes), primarily revenue and property-based taxes, of $15.6 million, $26.9 million, $25.3 million, $39.1 million and $40.4 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

(3)
Capital expenditures include purchases of property, plant and equipment and intangible assets.

(4)
Includes notes payable, bank loans, capital lease obligations and other debt.

(5)
Calculated as book value of total debt divided by the sum of the book values of total shareholders' equity and total debt at the end of the relevant period. See note 4 above for the definition of "total debt."

(6)
Source: Sotovik, J'Son & Partners and AC&M-Consulting.

(7)
Source: Ukrainian News.

(8)
Source: Sotovik, J'Son & Partners, AC&M-Consulting, Ukrainian News and our data.

(9)
We define a subscriber as an individual or organization whose account does not have a negative balance for more than 61 days. For the "Jeans" tariffs only, introduced in November 2002, we define a subscriber as an individual or organization whose account does not have a negative balance for more than 183 days. For a description of our "Jeans" tariffs, see "Item 4. Information on Our Company—B. Business Overview—Sales and Marketing—Tariffs."

(10)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of subscribers during such period and dividing by the number of months in such period. For Ukraine, the figure has been calculated based on the months of March through December 2003.

(11)
Average monthly service revenue per subscriber is calculated by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. For Ukraine, the figure has been calculated based on the months of March through December 2003.

(12)
Subscriber acquisition costs are calculated as total sales and marketing expenses for the period per additional subscriber. Effective January 1, 2001, we changed our accounting policy and began expensing dealer commissions on new connections as incurred instead of amortizing them over the estimated average subscriber life. For Ukraine, the figure has been calculated based on the months of March through December 2003.

(13)
We define churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily at such subscriber's request, including those switching to a different tariff plan), expressed as a percentage of the average number of subscribers during that period. For Ukraine, the figure has been annualized based on the months of March through December 2003.

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        An investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be adversely affected. The value of our securities could also decline and you could lose all or part of your investment.

Risks Relating to Business Operations in Emerging Markets

  Emerging markets such as the Russian Federation, Belarus and Ukraine are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation, Belarus and Ukraine should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation, Belarus and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

  If UMC or our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, prospects and results of operations would be materially adversely affected.

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also seeks an order that would prohibit us from alienating 51% of our stake in UMC until the claim is resolved on the merits. The claim is based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Ukrainian Cabinet of Ministers in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserts that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. In addition, it is not clear whether UMC had met all of the legal requirements associated with its corporate structure prior to its acquisition, including those relating to capital contributions and amendments to its charter. In the event that UMC or our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, prospects and results of operations would be materially adversely affected.

  Our principal shareholders have the ability to control our operations and their interests may conflict with those of holders of our securities, and they may make decisions that materially adversely affect your investment.

        Together our principal shareholders, Sistema and T-Mobile, control directly or indirectly approximately 77% of our voting shares and Sistema alone controls 50.6% of our shares. As a result, our principal shareholders have the ability to implement actions requiring shareholder approval, including the election of directors and the declaration of dividends, and have the ability to control our operations. Therefore, decisions made by Sistema or T-Mobile will influence our business, results of operations and financial condition, and these decisions may conflict with the interests of the holders of our securities.

        Moreover, under a shareholders' agreement between Sistema and T-Mobile, T-Mobile undertakes to vote to ensure (in so far as it is able) that Sistema has a majority of the members of our board of directors. However, certain corporate actions will require T-Mobile's approval, including new issuances of our shares, actions which would dilute T-Mobile's shareholding in us and acquisitions by us with a value greater than 25% of the balance sheet value of MTS OJSC's total assets, in accordance with Russian accounting standards. Under the shareholders' agreement, both Sistema and T-Mobile have a right of first refusal with respect to sales of our shares by the other party to third parties, subject to certain exceptions. The shareholders' agreement may, subject to a three-month remedy period, be terminated by either party, if the other party holds less than 25% of our share capital.

        Our controlling shareholder Sistema has outstanding a significant amount of indebtedness, including $350.0 million of notes maturing in 2008 and $350.0 million of notes maturing in 2011. In addition, the notes maturing in 2011 can be redeemed at the option of the noteholders in 2007. Therefore, Sistema will require significant funds to meet its obligations, which may have to come in part from dividends paid by its subsidiaries, including us.

        Under the shareholders' agreement, Sistema and T-Mobile have also agreed to consult each other with respect to any dividend policy, with the expectation that annual dividends will be not less than the equivalent of 25% of MTS OJSC's net profits, in accordance with Russian accounting standards. Our principal shareholders voted in favor of declaring dividends in 2003 and are expected to do so at our next annual shareholders' meeting in 2004. The indentures relating to our outstanding notes do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

        In addition, Sistema has agreed to fund the full and timely repayment of one of our loans, which had a balance of $23.4 million as of December 31, 2003. Sistema's failure to pay this amount could adversely affect our cash position. Sistema also owns interests in Skylink CJSC, JSC Personal Communications and MCC, which currently operate on CDMA and older NMT standards in the Moscow and St. Petersburg and certain other license areas, but plan to develop broader wireless network in Russia using the latest CDMA standard. These companies intend to be niche players, targeting high-end businesses and residential customers which could result in increased competition for us.

  Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber and increasing subscriber churn, which may adversely affect our results of operations.

        While our subscriber base and revenues are growing as we continue to grow our operations, our average monthly service revenues per subscriber are decreasing and subscriber churn is increasing. We expect per subscriber revenues to continue to decrease and subscriber churn to continue to increase due to tariff decreases, lower tariffs in the regions outside of the Moscow license area and the increase of mass-market subscribers as a proportion of our overall subscriber mix. See "Item 5. Operating and Financial Review and Prospects." This decrease in our average monthly service revenues per subscriber and increase in subscriber churn may adversely affect our results of operations.

  We are substantially dependent on a single supplier of billing system software, which may adversely affect our ability to control our costs and expand our network.

        We are substantially dependent on a single Russian supplier of our billing system equipment and software. As we have expanded and our subscriber base has grown, we have routinely required upgrades to our billing systems to manage the increased capacity. Because of the high cost of investing in and installing billing systems, our ability to change our suppliers is limited. As a result, our billing system supplier has the ability to unilaterally increase the costs for system and software upgrades to above-market prices which, in turn, may adversely affect our ability to control our costs and expand our network.

  Our failure to implement the necessary infrastructure to manage our growth could have a material adverse effect on our business and results of operations.

        Our billing system registers and debits the account of a subscriber for calls made by such subscriber one to two hours after such calls are made. There is also an additional delay between the time that a subscriber's balance reaches zero and the disconnection of such subscriber from our network. During the first quarter of 2003, certain dealers and subscribers together fraudulently exploited these billing time lags by placing a sizeable amount of domestic and international long distance calls using subscriber accounts registered under false names. We discovered this fraud in March 2003, and we estimate that we incurred approximately $16.7 million in losses during 2003 as a result of this dealer fraud. We have taken measures that we believe will prevent further use of this scheme, such as requiring our subscribers to activate their long distance services in person at our service centers. This, in turn, may cause us to lose subscribers who view the new requirement as burdensome and adversely affect our market share. We have also canceled our contracts with certain dealers who had the highest numbers of fraudulent accounts.

        The failure or breakdown of key components of our infrastructure in the future, including our billing system, could have a material adverse effect on our business and results of operations.

  If we cannot successfully develop our network, we will be unable to expand our subscriber base.

        We plan to expand our network infrastructure in the following ways:

  •
  extend coverage and increase the capacity of our existing network in the Moscow license area;

  •
  further develop our operations in Ukraine and make investments in MTS Belarus and further develop coverage in the other regions of Russia in which we currently operate; and

  •
  introduce service in the regions in which we have licenses and have not yet commenced operations.

        Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable this expansion. For a discussion of our regional expansion, see "Item 4. Information on Our Company—A. History and Development—Expansion." Limited information regarding the potential regional markets into which we are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues. In addition, we have expanded our network through acquisitions and we may continue to engage in further acquisitions. We may not be able to integrate previous or future acquisitions successfully or operate them profitably.

        The integration of our businesses, including those we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. The integration of our businesses may also be difficult as our technical systems and culture may differ from those of the acquired businesses, unpopular cost cutting measures may be required, and control of cash flow may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations.

        We also may face problems and complications during the course of our expansion into countries outside of the Russian Federation to which we are unaccustomed. For example, after we signed agreements for the acquisition of a majority stake in UMC in November 2002, a lawsuit was filed in Ukraine seeking to prevent the sale by one of the selling shareholders, Ukrtelecom, of its shares in UMC. This lawsuit was dismissed and our acquisition of a majority stake in UMC was consummated in March 2003. In June 2004, the General Prosecutor of Ukraine filed a claim against us and others seeking to unwind our purchase of Ukrtelecom's stake in UMC.

        The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia is subject to governmental certification, which must be renewed at least every three years. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. We also, at times, put our equipment into operation prior to receiving certification, which could lead to administrative sanctions including fines and/or the seizure of such equipment. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

  Difficulty in obtaining adequate managerial and operational resources may restrict our ability to successfully expand our operations.

        We have experienced substantial growth and development in a relatively short period of time. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. In response to this growth, we have recently added two new first vice president positions, subordinate only to our chief executive officer. Our future operating results depend, in significant part, on the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network buildout and other costs;

  •
  the ability to integrate new acquisitions into our operations;

  •
  continued development of financial and management controls and information technology systems, and their implementation in newly acquired businesses;

  •
  implementation of adequate internal control over financial reporting and disclosure controls and procedures;

  •
  increased marketing activities;

  •
  provision of additional service centers;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia and Ukraine for personnel with relevant expertise is intense, due to the small numbers of qualified individuals. Although we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian and Ukrainian labor markets, we are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Our failure to successfully manage our growth and personnel needs could have a material adverse effect on our business and results of operations.

  If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with the Moscow City Telephone Network, or MGTS, in Russia, Ukrtelecom, in Ukraine, and other local, domestic and international telecommunications operators. Fees for interconnection are established by agreements with network operators and vary, depending on the network used, the nature of the call and the call destination. We have entered into interconnection agreements with several local, domestic and international telecommunications operators, including MGTS and Rostelecom in Russia and UTEL and Ukrtelecom in Ukraine. Interconnection with these operators is required to complete calls originating on our network but terminating outside of it and to complete calls to our subscribers originating outside of our network.

        In Ukraine, mobile telecommunications operators currently charge Ukrtelecom a lower rate for its use of their networks than Ukrtelecom charges the mobile telecommunications operators for their use of Ukrtelecom's fixed line network. In addition, the Ukrainian government plans in 2004 to privatize Ukrtelecom, whose market share of all fixed line telecommunications services in Ukraine is over 80%, and it is unclear how this privatization will affect our interconnection arrangements and costs.

        Although Russian legislation requires that operators of public switched telephone networks may not refuse to provide interconnections or discriminate against one operator by comparison with another, we believe that, in practice, some public network operators attempt to impede mobile operators by delaying interconnection applications and charging varying interconnect rates to different mobile operators and, in particular, more favorable rates to local mobile operators, potentially enabling our competitors to offer lower prices. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations.

  Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Telecommunications Law adopted in November 2003, the State Committee on Communications and Informatization, or the SCCI, in Ukraine is entitled to regulate the tariffs for public telecommunications services rendered by fixed line operators, whereas the mobile cellular operators (including UMC) are entitled to set their retail tariffs and negotiate interconnect rates with other operators. However, the SCCI would be entitled to regulate the interconnect rates of any mobile cellular operator declared a "dominant market force" by the Antimonopoly Committee of Ukraine, or the AMC. In March 2004, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In April 2004, UMC reduced its interconnect rates at the recommendation of the AMC. Government regulation of our interconnect rates could cause our interconnect revenues to decrease or be limited, which could have a material adverse effect on our results of operations.

        In addition, we believe that the state-owned fixed line operator monopolies, Ukrtelecom and UTEL, are currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed operators' networks by the mobile cellular operators. Such increases could cause our costs to increase, which could have a material adverse effect on our results of operations.

  If frequencies currently assigned to us are reassigned to other users or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

        There is a limited amount of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. While we believe that our current spectrum allocations are sufficient, frequency may not be allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. For example, the availability of frequencies in the GSM 900 MHz band in Ukraine is limited by the fact that the Ukrainian military has a number of frequencies for its exclusive use. While future capacity constraints could be reduced by an increase in the GSM frequencies allocated to us, including additional frequencies in the GSM 1800 MHz band, we may not be awarded some or all of the remaining GSM spectrum. In addition, the Ukrainian government is currently delaying the allocation of new frequencies to mobile communications operators in Ukraine which, in turn, may constrain our network capacity in those areas of Ukraine characterized by high subscriber usage.

        A loss of assigned spectrum allocation, which is not replaced by other adequate allocations, could also have a substantial adverse impact on our network capacity. For example, on September 5, 2000, we received a letter from the State Service for Communication Control, a department of the Ministry of Information Technologies and Communications, informing us of the cancellation of the approval the State Service for Communication Control had given us in May 2000 for certain frequencies within the 900 MHz band in order to install base stations with restricted emanation, which we used primarily for the development of our network in the underground stations of the Moscow subway system. While the Department of Communications Control, also under the Ministry of Information Technologies and Communications, halted the implementation of this letter on September 14, 2000, and the Ministry of Information Technologies and Communications reinstated these frequency allocations to us on November 14, 2000, future such attempts may be made to remove frequency allocations from us. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

  We may be required to contribute to the cost of the Russian government's 900 MHz frequency conversion, which could have a material adverse effect on our results of operations.

        A program was approved by the Russian government in November 2001 providing for the transfer during 2002-2003 of the frequency used by air traffic control systems in order to allocate additional frequency for mobile communications. In the event that we and other mobile operators are required by the Russian government to finance the costs of such frequency transfer and we are unable to pass on all or some of this expense to our subscribers, our results of operations could be materially adversely affected. To date, neither we nor, to our knowledge, any of our competitors have been required to make any such contribution.

  Because we lack full redundancy and insurance for our systems, a systems failure could prevent us from operating our business and lead to a loss of subscribers, damage to our reputation and violations of the terms of our licenses and subscriber contracts.

        We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center was unable to function, significant disruptions to our systems would occur, including our inability to provide services. Disruptions in our services in the Moscow license area have occurred on August 3, 2000, December 15, 2000, January 23, 2001 and May 30, 2003, and these types of disruptions may recur, which could lead to a loss of subscribers, damage to our reputation and violations of the terms of our licenses and subscriber contracts.

        Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

  Failure to fulfill the terms of our licenses, including the payment of license contributions, could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

        Our licenses contain various requirements. These include participation in a federal communications network, adherence to technical standards, investment in network infrastructure and employment of Russian technical personnel. GSM operators are required to provide service to the federal government at regulated tariff rates.

        In addition, most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.0 million as of December 31, 2003. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, we have made no payments to date pursuant to any of the current licenses which could require such payments.

        Each of our licenses also requires service to be started by a specific date. Each of our licenses, other than the licenses which cover the Moscow license area, also contains requirements as to the number of subscribers and required territorial coverage to be reached by specified dates. Our licenses for the Moscow license area contain requirements relating to network capacity. These requirements are subject to adjustment during the term of the license.

        If we fail to comply with the requirements of applicable Russian or Ukrainian law, or we fail to meet the terms of our licenses, our licenses and other authorizations necessary for our operation may be suspended or terminated. For example, our Ukrainian licenses have not been updated to reflect changes in our identification information. A suspension or termination of our licenses or other necessary governmental authorizations could curtail our operations, which could have a material adverse effect on our business and results of operations.

        In addition, the regulatory authorities' review of our compliance with licensing regulations and terms of our licenses may be politically motivated. For example, according to press reports, the Russian governmental authorities' investigation in late 2003 of Vimpelcom on the grounds that Vimpelcom was illegally operating in Moscow pursuant to a license issued to its 100% owned subsidiary, rather than to Vimpelcom itself was politically motivated. The matter was thereafter resolved in favor of Vimpelcom.

  If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

        Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors regarding our services or our company could negatively affect this brand image, which could lead to loss of market share and revenues.

  We may be unable to obtain licenses for third-generation, or UMTS, mobile cellular services on commercially reasonable terms or at all, which would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services.

        The Ministry of Information Technologies and Communications has previously stated that it expected to announce the procedures for the award of licenses for UMTS mobile cellular services during 2002, and then during 2003. To date, however, no procedures have been announced. Depending upon the procedures adopted, we may be unable to obtain UMTS licenses on commercially reasonable terms or at all. Failure to obtain UMTS licenses for the Moscow and other license areas or Ukraine (although we do not believe that the award of UMTS licenses in Ukraine is imminent) would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services, which could have a material adverse effect on our prospects, business and results of operations.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our licenses expire in various years from 2006 to 2013 and may be renewed in Russia and Ukraine upon application to the Federal Service for Supervision in the Area of Communications and the SCCI, respectively. Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. If our licenses are renewed, they may be renewed with additional obligations, including payment obligations, or for reduced service areas. Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses, particularly for the Moscow, Ukraine, North-West and Krasnodar license areas, could significantly diminish our service area, which could have a material adverse effect on our business and results of operations.

  We engage in transactions with related parties, which may present conflicts of interest, resulting in the conclusion of transactions on terms not determined by market forces.

        We, our principal shareholders and their affiliates have engaged in several significant transactions among us and may continue to do so. We have purchased interests in various mobile telecommunications companies from Sistema and T-Mobile, and entered into arrangements with affiliates of Sistema for advertising and insurance services. In addition, we have entered into interconnection and telephone numbering capacity purchase agreements with MGTS, Telmos and MTU-Inform, which are subsidiaries of Sistema, as well as office leases with MGTS. Furthermore, we have entered into a number of arrangements with T-Mobile and its affiliates, including agreements for the purchase of shares of UMC, and we have entered into a number of equipment lease agreements with Invest-Svyaz-Holding, one of our shareholders and a wholly-owned subsidiary of Sistema. Conflicts of interest may arise between us, our affiliates and our principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces.

  If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval of or subsequent notification to the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the Federal Antimonopoly Service were to conclude that an acquisition or creation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

  In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

        In many of our subsidiaries we own less than 100% of the equity, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

  All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen in early 2003, and is currently publicly sold in Russia.

        In January 2003, we discovered that our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details, individual tax numbers and other personal information of approximately 5 million of our subscribers. This database is currently being sold in Russia. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of MTS, MegaFon, Delta Telecom and two other operators, were stolen and are currently being sold.

        In December 2003, we completed our internal investigation relating to the theft of our subscriber databases and found that these incidents were due to weaknesses in our internal security in relation to physical access to such information. We have taken measures that we believe will prevent such incidents from occurring in the future, but such incidents may recur in the future.

        In January 2003, lawsuits were filed by two of our subscribers seeking compensation for damages resulting from the leak of the subscribers' confidential information. While the subscribers subsequently withdrew their claims, if similar lawsuits are successful in the future, we might have to pay significant damages, including consequential damages, which could have a material adverse effect on our results of operations. Future breaches of security may also negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, prospects and results of operations.

Risks Relating to Our Financial Condition

  Servicing and refinancing of our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. At December 31, 2003, our consolidated total debt, including capital lease obligations, was approximately $1,660.3 million, and we received a $200.0 million short-term bridge loan in April 2004. We have approximately $703.3 million in notes and bank loans that are due in 2004.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, which could cause defaults under our other indebtedness.

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. We cannot assure you that any refinancing or additional financing would be available on commercially reasonable terms or at all, or whether our assets could be sold, or if sold, whether the proceeds therefrom would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

  If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for, our GSM network. We spent approximately $441.0 million in 2001, approximately $574 million in 2002, approximately $959.0 million in 2003 and expect to spend approximately $1.2 billion in 2004 for the fulfillment of our capital spending plans. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network would require substantial additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

  •
  lack of external financing sources;

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

  •
  adverse regulatory developments;

  •
  adverse changes in existing interconnect arrangements; or

  •
  deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADSs or other depository receipts due to new Russian securities regulations that came into force in 2003 providing that no more than 40% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Although as of April 1, 2004, our ADS program accounted for only 17.4% of our outstanding shares and may receive another 5% of our shares from the conversion of GDRs to ADSs, the unused portion of this limit could become unavailable to us if our principal shareholders decide to sell their shares in the form of ADSs or other depositary receipts. Moreover, the Russian securities regulatory authority may reduce the 40% limit in the future. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, prospects and results of operations.

        In addition, from time to time, we may merge our subsidiaries into us for operational reasons. Under Russian law, such merger would be considered a reorganization and we would be required to notify MTS' creditors of this reorganization. Russian law also provides that, for a period of 30 days after notice, these creditors would have a right to accelerate MTS' debts and demand reimbursement for applicable losses. In the event that we elect to undertake any such merger and all or part of MTS' debt is accelerated, we may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected.

  Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our revenues.

        Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank from time to time has imposed various currency-trading and transfer restrictions in attempts to support the ruble. The ability of the government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to printing money, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        Substantially all of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar. These include capital expenditures and borrowings, including our U.S. dollar-denominated notes. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. In order to hedge against this risk, we link our tariffs in Russia, which are payable in rubles, to the U.S. dollar. The effectiveness of this hedge is limited, however, as we may not be able to maintain our U.S. dollar-linked tariffs due to competitive pressures in the event that the ruble devaluates against the U.S. dollar, leading to a loss of revenue in U.S. dollar terms. We do not engage in any other hedging arrangements. The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment.

  Inflation could increase our costs and adversely affect our results of operations.

        The Russian economy has been characterized by high rates of inflation. In 2003, the inflation rate of 12%, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise our tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia combined with the nominal appreciation of the ruble could significantly increase our costs and adversely affect our results of operations.

  The requirements to obtain permission from the Central Bank of Russia and/or the National Bank of Ukraine may hinder our ability to enter into certain hard-currency-denominated transactions.

        Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

  •
  direct investments, except investments from abroad in the charter capital of a Russian company;

  •
  portfolio investments;

  •
  payments for export-import transactions with settlement over 90 days following completion;

  •
  payments with respect to real estate; and

  •
  other capital transactions.

        These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. Applying for a currency operation license can be a burdensome and time-consuming process. The Central Bank of Russia may impose additional requirements or deny our request for currency licenses on an arbitrary basis. Similarly, in Ukraine, certain payments in foreign currency are subject to prior permission by the National Bank of Ukraine.

        If we are unable to obtain Central Bank of Russia and/or National Bank of Ukraine permissions for hard-currency-denominated transactions requiring such permissions, our long-term borrowing sources may be limited to Russian or Ukrainian financial sources, which may be inadequate or unfavorable compared to international sources. In addition, in the event that we have failed to obtain Central Bank of Russia or National Bank of Ukraine permissions for hard-currency-denominated transactions and borrowings requiring such permissions in the past, such failure could result in severe penalties, including the unwinding of the relevant transactions, fines and administrative penalties assessed against us, and criminal and administrative penalties assessed against our management.

        As of December 31, 2003, we had outstanding debt (excluding capital lease obligations) of approximately $1,549.8 million denominated in U.S. dollars and approximately $65.0 million denominated in euro. Although we have Russian Central Bank licenses to make payments of principal and interest on these loans, the termination of any of our Russian Central Bank licenses or a breach by us of the terms of a Russian Central Bank license could result in cash flow difficulties and fines and penalties. The loss of a Russian Central Bank license may also constitute an event of default under certain of our agreements, which may result in the acceleration of some or all of our outstanding hard-currency-denominated debt.

        A new Russian framework law on exchange controls is scheduled to take effect on June 18, 2004. This law will empower the Russian government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law will also abolish the need for companies to obtain transaction-specific licenses from the Central Bank, envisaging instead the implementation of generally applicable restrictions on currency control operations. Although Central Bank officials have not yet indicated the nature or extent of the regulations they will introduce under the new law, the new regulatory regime could be more restrictive than the restrictions currently in effect and could prevent us from carrying out necessary business transactions, or from successfully implementing our business strategy.

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information subject us to the risks of additional costs and penalties.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and require adjustments. If such price adjustments are upheld by the Russian courts and implemented, we could face significant costs associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have a material adverse effect on our financial condition and results of operations. Although Ukraine has reformed its transfer pricing rules, similar concerns with interpretation and enforcement by the Ukrainian tax authorities exist.

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

        Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 25% of those earnings into rubles within seven days from the date on which they were received, although Russian legislation allows the Central Bank of Russia to modify this conversion requirement. We earned, primarily from roaming agreements, approximately $53.0 million, $83.0 million and $154.0 million in foreign currency in 2001, 2002 and 2003, respectively, constituting around 6% of our total revenues each year. The requirement to repatriate and convert foreign currency earnings further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

  Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them.

        Our major capital expenditures are generally denominated and payable in various foreign currencies, including the U.S. dollar and euro. As of December 31, 2003, we had $157.1 million and $109.0 million committed in U.S. dollars and euro, respectively, under contracts with foreign suppliers for purchases in connection with our network infrastructure. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist, which could increase our costs when making payments in foreign currency to suppliers and creditors.

        Additionally, any delay or other difficulty in converting rubles into a foreign currency, or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

  Indentures relating to our notes and our controlling shareholder Sistema's notes contain restrictive covenants, which limit our ability to incur debt and to engage in various activities.

        The indentures relating to our notes maturing in 2010, 2008 and 2004 each contain covenants limiting our ability to incur debt, create liens on our properties and enter into sale and lease-back transactions. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. See "Item 10. Additional Information—C. Material Contracts—Notes Indentures and Guarantees." Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

        In addition, Sistema, which controls over 50% of our shares and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its $350.0 million in aggregate principal amount of notes due 2008 and $350.0 million in aggregate principal amount of notes due 2011, which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In these indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has other businesses that require capital and, therefore the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its covenants, which could materially limit our ability to conduct our operations, including the implementation of our business strategy.

  If a change in control occurs, our noteholders may require us to redeem notes not previously called for redemption, which could have a material adverse effect on our financial condition and results of operations.

        Under the terms of our notes maturing in 2004, 2008 and 2010, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

  •
  any acquisition by Sistema, T-Mobile or their respective subsidiaries that results in the 50% threshold being exceeded if, immediately following such transaction, each of Sistema (together with its subsidiaries) and T-Mobile (together with its subsidiaries) beneficially owns more than 25% of the total voting power of all shares of our common stock; and

  •
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

  •
  We no longer beneficially own more than 50% of the issuer's share capital.

        If a change in control occurs, and our noteholders exercise their right to require us to redeem all of their notes not previously called for redemption, such event could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Industry

  We face increasing competition from existing licensees that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The Russian mobile cellular telecommunication services market is becoming increasingly competitive. The trend in Russian government licensing policies has been to increase competition among mobile cellular telecommunication service providers. Russian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

  Some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us.

        According to press reports, MegaFon is majority owned by Telecominvest (31%), LV Finance (25.1%), and TeliaSonera (36%), a leading Swedish telecommunications operator. In turn, Telecominvest is 15% owned by North-West Telecom, a subsidiary of Svyazinvest, and 29.5% by TeliaSonera. Svyazinvest is effectively controlled by the Russian government.

        Press reports have pointed to the previous involvement of federal government officials, including the current Minister of Communications, in entities owned by MegaFon as a potential reason for preferential treatment in regulatory matters. This could result in an uneven regulatory playing field and give MegaFon an advantage over us in competing for additional frequency allocations or new licenses. For instance, the temporary loss of frequency allocation in Moscow we suffered in the fall of 2000 has been linked in press reports to MegaFon's need for frequency allocation.

        In Ukraine we compete with Kyivstar, a GSM operator with over two million subscribers and a market share of 46% as of December 31, 2003, according to Ukrainian News. Kyivstar is majority-owned by Telenor, a leading Norwegian telecommunications group. Press reports have indicated that relatives of Ukrainian President Leonid Kuchma, including his daughter and brother-in-law, are involved in the ownership and top management of Kyivstar. This could result in Kyivstar receiving preferential treatment from the Ukrainian government in regulatory and other matters, and potentially lead to arbitrary treatment of UMC by governmental authorities.

  A merger between our two largest competitors would constrain our ability to effectively compete in the Russian mobile communications market.

        In August 2003, Russian financial industrial conglomerate Alfa Group, which owns a 25.1% stake in Vimpelcom, announced its purchase of LV Finance, which owns a 25.1% stake in MegaFon. This acquisition gives Alfa Group a 25.1% blocking stake in MegaFon and the press reported that Alfa Group might seek to merge Vimpelcom and MegaFon, Russia's second and third largest mobile communications providers and our two largest competitors. Though it is unclear whether such merger might occur, in the event that it does, our ability to effectively compete against such merged entity may be constrained in relation to the combined networks, resources, subscriber bases and improved economies of scale of such company.

  Our reliance on the GSM standard may prevent us from competing effectively against other existing technologies and new technologies, causing us to lose market share.

        The adoption of UMTS may also increase the competition we face. In Russia, the government expects to complete preparatory work for license tenders for third-generation mobile cellular standards in the near future. The UMTS standard is significantly superior to existing second-generation standards such as GSM, and given our reliance on the GSM standard, we may not be able to develop a strategy compatible with this or any other new technology. The technology we currently use may become obsolete or uncompetitive, and we may not be able to acquire new technologies necessary to compete on reasonable terms. In addition, expenditures in connection with new technology may adversely affect our ability to expand in other areas.

        Licenses based on code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both mobile and fixed services. Although CDMA technology is currently classified in Russia as a fixed radio telephone service, it may be used for mobile communications, and it may be offered for use via portable handsets. If CDMA operators were able to obtain permission to offer mobile CDMA services, we would face increased competition.

  The regulatory environment for telecommunications in Russia and Ukraine is uncertain and may be subject to political influence, resulting in negative regulatory decisions on other than legal grounds.

        We operate in an uncertain regulatory environment. There is no comprehensive legal framework with respect to the provision of telecommunication services in Russia and Ukraine and in other areas in which we may operate in the future, although a number of laws, decrees and regulations apply to the telecommunications sector. In particular, in Russia, the telecommunications system is regulated by the Ministry of Information Technologies and Communications, the Federal Service for Supervision in the Area of Communications and the Federal Agency of Communications. The Ukrainian telecommunications sector is regulated by the State Committee on Communications and Informatization. Regulation in both countries is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion.

        In this environment, political influence could be exerted to affect regulatory decisions against us. Although Sistema, our controlling shareholder, has no formal ties with the Mayor of Moscow, Yuri Luzhkov, it has been linked in press reports to him. We believe the likely source of such press reports is the fact that the controlling shareholder and Chairman of the Board of Sistema, Vladimir P. Evtushenkov, for many years worked at the government of Moscow as Mr. Luzhkov's advisor. Because Mr. Luzhkov has been, at times, politically adverse to President Putin, in the event of a political clash between the two politicians, some commentators in the press have suggested that President Putin could seek to exert pressure against Mr. Luzhkov through attacks on companies perceived as linked to him, such as Sistema and us. If those commentators are correct, this could result in regulatory decisions against us on other than legal grounds, potentially increasing our costs and leading to negative impacts on our business or reducing our rights under our licenses. Similarly, in Ukraine, press reports have indicated that relatives of Ukrainian President Leonid Kuchma, including his daughter and brother-in-law, are involved in the ownership and top management of Kyivstar. This could result in Kyivstar receiving preferential treatment from the Ukrainian government in regulatory and other matters and potentially lead to arbitrary regulatory decisions against UMC.

  Because of limitations on the rights of license holders and the need to have a license reissued in the event of a merger, our ability to integrate our networks may be restricted, thus preventing us from offering integrated network services.

        As our regional development program proceeds, we intend to integrate our various networks to create a single, unified GSM network. The Federal Law on Communications and other telecommunications regulations prohibit the transfer or assignment of licenses and require that telecommunications services must be provided by the licensee only. Further, applicable regulations require that agreements for the provision of telecommunications services must be concluded and performed only by the licensee. This requirement has been an important factor in our recent acquisitions. As we are unable to buy licenses, we must rather purchase the company holding the license. We also must continue to operate through such company in its license area by entering into agency, lease, services and similar agreements.

        We have entered into a series of agreements with a number of our subsidiaries for the provision of network construction services, the lease of mobile switching centers and related services. The government may change its position and view these agreements as violating the general prohibition on the transfer or assignment of licenses. For example, in 2003, the government challenged Vimpelcom on the grounds that it was illegally operating in Moscow pursuant to a license issued to its 100% owned subsidiary rather than to Vimpelcom itself.

        Additionally, Russian law requires that, in the event of a merger, a license held by either of the merging entities must be reissued to the successor entity, rather than simply transferred. We intend to continue to merge with our wholly-owned subsidiaries as part of our efforts to integrate our networks; however, a failure to receive a new license as part of a merger would result in the loss of our ability to operate in that license area.

        Restrictions on our ability to enter into contracts with our subsidiaries, or the failure to receive a new license in the event of a merger, would restrict our ability to create a single, unified GSM network, reducing our ability to attract and retain subscribers and compete with a federal, nation-wide licensee in the event that such a license was granted.

  If we were found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.

        Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. As of July 25, 2003, MTS OJSC and our subsidiaries CJSC Kuban-GSM and UDN 900 are categorized as companies with a market share exceeding 35%. Tomsk Cellular Communications, which we purchased in September 2003, was also categorized as a company with a market share in excess of 35% as of July 25, 2003. This classification, in turn, gives the Federal Antimonopoly Service the power to impose certain restrictions on the businesses of those entities. Additionally, UMC, which has over a 50% market share of the Ukrainian mobile cellular communications market, can be categorized as a company with a dominant position in the market and become subject to specific government-imposed restrictions.

        If we or any of our subsidiaries were classified as a dominant market force or as having a dominant position in the market, the imposition of government-determined tariffs could result in competitive disadvantages, and our business and results of operations could be materially adversely affected. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from implementing our business strategy. Moreover, we could be required to make additional license applications at additional unexpected cost.

  The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and may require us to make substantial investments in public switched telephone networks.

        Due to the recent growth in fixed and mobile telephone use in Moscow, the city's "095" code has reached numbering capacity limits and an additional code or codes are expected to be introduced in the future. Calls between a new code and another code will require callers to dial through "8," the long distance dialing prefix, which is also used by our "federal" number subscribers. See "Item 4. Information on Our Company—B. Business Overview—Sales and Marketing—Tariffs" for a description of our 11-digit federal telephone numbers. The overtaxing of these long distance lines may inconvenience our federal number subscribers by causing incoming and outgoing calls to have lower completion rates. Resolving these issues will require additional investment. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks.

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

  Alleged medical risks of cellular technology may subject us to negative publicity or litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us, including in the following ways:

  •
  reduced subscriber growth;

  •
  reduced usage per subscriber;

  •
  increased number of product liability lawsuits;

  •
  increased difficulty in obtaining sites for base stations; and/or

  •
  reduced financing available to the wireless communications industry.

  Computer viruses may harm or disrupt our network.

        As mobile cellular networks increase in size and complexity, they are becoming increasingly subject to computer viruses. These viruses can spread throughout a network system, slowing the network and disrupting service. We may be the target of a virus, and if we are, we may not be able to maintain the integrity of our network and operational software, which could result in a material adverse effect on our business and results of operations.

Risks Relating to the Russian Federation and Ukraine

  Economic Risks

  Economic instability in Russia and Ukraine could adversely affect our business.

        Since the dissolution of the Soviet Union, the Russian and Ukrainian economies have experienced at various times:

  •
  significant declines in gross domestic product;

  •
  hyperinflation;

  •
  an unstable currency;

  •
  high government debt relative to gross domestic product;

  •
  a weak banking system providing limited liquidity to domestic enterprises;

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

  •
  significant increases in unemployment and underemployment; and

  •
  the impoverishment of a large portion of the population.

        The Russian and Ukrainian economies have been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Russian Central Bank stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. Certain other CIS countries, including Ukraine and Belarus, were similarly affected by these events.

        These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

        Recently, the Russian and Ukrainian economies have experienced positive trends such as the increase in the gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

  We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

        Russia's banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate and lax supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. In Russia, bank deposits are generally not insured under any governmental program. Recently, there has been a rapid increase in lending by Russian banks, which many believe is being accompanied by a deterioration in the credit quality of the borrowers. The serious deficiencies in the Russian banking sector combined with the deterioration in the credit profile of the loan portfolios of Russian banks may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis.

        There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and there are fewer in the regions outside of Moscow. Although we have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks, another banking crisis or the bankruptcy or insolvency of the banks in which we receive or hold our funds could adversely affect our ability to complete banking transactions in Russia and could have a material adverse effect on our business, financial conditions and results of operations.

  The physical infrastructure in Russia and Ukraine is in very poor condition, which could disrupt normal business activity.

        The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. In August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia and Ukraine are poor, with many roads not meeting minimum quality requirements. The Russian and Ukrainian governments are actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

        The deterioration of physical infrastructure in Russia and Ukraine harms the national economies, disrupts the transportation of goods and supplies, adds costs to doing business in these countries and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

  Fluctuations in the global economy may adversely affect the Russian and Ukrainian economies and our business.

        The Russian and Ukrainian economies are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Ukraine and Russian and Ukrainian business could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and/or the imposition of tariffs by the United States, the European Union or by other principal export markets.

  Political Risks

  Governmental instability could adversely affect the value of investments in Russia and Ukraine and the value of our securities.

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. While President Putin has maintained governmental stability and even accelerated the reform process, he may adopt a different approach over time. In February 2004, for example, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004, by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. The new structure is not yet finalized and implemented.

        Future changes in government, major policy shifts or lack of consensus between President Putin, the prime minister, Russia's parliament and powerful economic groups could also disrupt or reverse economic and regulatory reforms.

        Similar to Russia, Ukraine has experienced political instability since its independence in 1991, having seen nine changes in prime minister since 1991. The various state authorities, and the relations between them, as well as the Ukrainian government's policies and the political leaders who formulate and implement them, are subject to rapid change. For example, during late 2000 and early 2001, President Kuchma survived a political crisis arising from charges that he was connected to the death of a local journalist. Allegations have also been made that he approved the sale of weapons to Iraq in contravention of United Nations sanctions. In October 2004, Ukraine will hold the presidential elections, and it is possible that the Constitution of Ukraine may be substantially amended within next few years.

        Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia and Ukraine, and the value of our securities could decline.

  Conflict between central and regional authorities and other conflicts could create an uncertain operating environment hindering our long-term planning ability and could adversely affect the value of investments in Russia.

        The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

  Major changes in Ukraine-Russian relations may adversely affect our business.

        The relationship between Russia and Ukraine has been historically strained due, among others, to Ukraine's failure to pay arrears relating to the supply of energy resources, Russia's introduction of 20% VAT on Ukrainian imports, and border disputes. In recent years, bilateral relations between Ukraine and Russia have improved, due in part to the conclusion in May 1997 of the Friendship and Cooperation Treaty, the conclusion in December 2000 of two inter-governmental agreements on the transit and supply of Russian natural gas, the conclusion in October 2002 of a framework agreement to ensure natural gas transit for the next 30 years and provide for the construction, modernization and operation of gas pipelines, and by Ukraine's ratification in September 2003 of an agreement with Russia, Kazakhstan and Belarus to create a "free trade" economic zone.

        However, any major changes in Ukraine-Russia relations, in particular any such changes adversely affecting energy supplies from Russia to Ukraine and/or Ukraine's export of services and goods to Russia, could adversely impact the Ukrainian economy and our Ukrainian operations.

  Risks Relating to the Legal System and Legislation in Russia and Ukraine

  Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity in Russia and Ukraine, which could have a material adverse effect on an investment in our securities.

        Each of Russia and Ukraine is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian and Ukrainian legal systems create uncertainty with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

  •
  inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

  •
  conflicting local, regional and federal rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting legislation;

  •
  the relative inexperience of judges and courts in interpreting legislation;

  •
  corruption within the judiciary;

  •
  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        Additionally, several fundamental laws have only recently become effective. The recent nature of much of Russian and Ukrainian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian and Ukrainian legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian and Ukrainian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

  The judiciary's lack of independence and inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our securities.

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in each of Russia and Ukraine remain largely untested. The court system in each of Russia and Ukraine is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian and Ukrainian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian and Ukrainian judicial systems can be slow. Enforcement of court orders can in practice be very difficult in Russia and Ukraine. All of these factors make judicial decisions in Russia and Ukraine difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

        These uncertainties also extend to property rights. During Russia and Ukraine's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. In Russia, for example, in October 2003, the prosecutor general's office "arrested" or attached approximately 42% of Yukos' shares alleged to be controlled by Mikhail Khodorkovsky following his arrest on charges of fraud and tax evasion. Press reports have indicated that the decision of the court to grant this provisional remedy to the prosecutor general's office was influenced by political factors. Some government entities have also tried to renationalize privatized businesses. In Ukraine, politicians, including President Kuchma, have publicly threatened the re-nationalization of certain businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business.

  Unlawful or arbitrary government action may have an adverse effect on our business and the value of an investment in our securities.

        Governmental authorities have a high degree of discretion in Russia and Ukraine and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also used common defects in matters surrounding the documentation of financing activities as pretexts for court claims and other demands to invalidate such activities and/or to void transactions, often for political purposes. For example, in Russia, press reports have indicated that the Yukos-related prosecutions are selective and politically motivated in response to Mr. Khodorkovsky's political ambitions and that the investigation into Vimpelcom's Moscow operations were politically motivated.

        In addition, in 2003 and thus far in 2004, the Ministry for Taxes and Levies has begun to aggressively crack down on certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. For example, in April 2004, Yukos was assessed more than $3 billion in back taxes in addition to $5 billion in back taxes assessed in December 2003. Similarly, in March 2004, oil company Sibneft was assessed over $1 billion in back taxes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our securities.

  Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and are unfamiliar to most Russian companies and managers. In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether, or how, regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business and financial condition.

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

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business and financial condition.

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

        Russian law provides that shareholders, including holders of our ADSs and GDRs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the book value of MTS OJSC's assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of MTS OJSC's net assets calculated, according to the Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business and financial condition.

  Limitations on foreign investment could impair the value of your investment in our securities and could hinder our access to additional capital.

        Russian and Ukrainian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard, nor are there specific protections in Ukraine. Because the telecommunications industry is widely viewed as strategically important to Russia and Ukraine, governmental control over the telecommunications industry may increase, and foreign investment in or control over the industry may be limited. Any such increase in governmental control or limitation on foreign investment could impair the value of your investment in our securities and could hinder our access to additional capital.

  The implementation of the new Federal Law on Communications will impose an additional financial burden on us which may adversely affect our financial condition and results of operations.

        The new Federal Law on Communications came into force on January 1, 2004. Among other things, this law provides for the establishment of a "universal services reserve fund" for the purpose of supporting communications companies operating in less developed regions of Russia. This reserve fund will be funded by a levy imposed on all communication services providers, including us and our other Russian telecommunications subsidiaries, commencing on January 1, 2005. The amount of this levy, the procedure of its collection and procedures for distribution from this reserve fund will be determined in the future by the federal government. This additional levy will increase our costs and may materially adversely affect our financial condition and results of operations.

        In addition, the new Ukrainian Law on Telecommunications also came into force on January 1, 2004, though regulations implementing the new law have not yet been promulgated. This law, among other things, may require companies with dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine." As UMC's estimated market share in mobile telecommunication services in Ukraine is over 50%, implementation of the new law may materially adversely affect our financial condition and results of operations.

  Changes in the Russian tax system could materially adversely affect an investment in our securities.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax, or VAT;

  •
  excise taxes;

  •
  unified social tax; and

  •
  property tax.

        In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, following the recent reorganization of the Russian government, the authority for tax regulation is being transferred to the Russian Ministry of Finance, which may lead to further changes in the interpretation of tax laws.

        Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

        The taxation system in Russia is subject to frequent changes, varying interpretations and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax regulations have been given retroactive effect, while under the Tax Code only laws benefiting the taxpayer may have retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that may be considered aggressive by tax authorities, but that we consider to be in compliance with current law. Prior to 2003, we also refused to pay a certain levy imposed by government decree rather than established as prescribed under Russian law, though a recent Russian Supreme Court decision upheld the validity and enforceability of this levy, and we have begun paying this levy for periods commencing January 1, 2003. See "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation—Licensing of Telecommunications Services and Radio Frequency Allocation." This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and suspension or termination of our licenses.

        Although during the past three years, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties. Moreover, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business and the value of our securities.

        Moreover, financial statements of Russian companies prepared in accordance with Russian accounting standards are not consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, pursuant to legislation that entered into force on January 1, 2002, intercompany dividends are subject to a withholding tax of 6% to 15% (the 6% rate is applicable to payments of dividends between two Russian entities). These tax requirements impose additional burdens and costs on our operations, including management resources.

  The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

        Ukraine currently has a number of laws related to various taxes imposed by both central and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available. Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict for taxpayers and investors.

        Tax declarations/returns, together with other legal compliance areas (for example, customs and currency control matters), may be subject to review and investigation by various administrative divisions of the tax authorities, which are authorized by law to impose severe fines, penalties and interest charges. These circumstances create tax risks in Ukraine substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations/returns in Ukraine remain open and subject to inspection for a three-year period. However, this term may not be observed or may be extended under certain circumstances, including in the context of a criminal investigation. While we believe that we are currently in compliance with the tax laws affecting our operations in Ukraine, it is possible that relevant authorities may take differing positions with regard to interpretative issues, which may result in a material adverse effect on our results of operations and financial condition.

  Social Risks

  Crime and corruption could disrupt our ability to conduct our business as we have in the past and could materially adversely affect our financial condition and results of operations.

        The political and economic changes in Russia and Ukraine in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials for the purpose of initiating investigations by government agencies. For instance, former Ukrainian prime minister Pavel Lazarenko is charged in California with using U.S. banks to launder $114 million he either stole or extorted in Ukraine. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further commercial interests of the government officials or certain individuals. Additionally, published reports indicate that a significant number of Russian and Ukrainian media regularly publish slanted articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption may in the future bring negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations.

  Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economies of Russia and Ukraine; and increased violence. Any of these could restrict our operations and lead to the loss of revenue, materially adversely affecting our business.

Risks Relating to the ADSs and the Trading Market

  Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

        Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary's assets in Russia are seized or arrested. In that case, you would lose all the money you have invested.

        Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This would be different from the way other jurisdictions, such as the states of the United States, treat ADSs. In those jurisdictions, although shares may be held in the depositary's name or to its order and it is therefore a "legal" owner of the shares, the ADS holders are the "beneficial," or real owners. In those jurisdictions, no action against the depositary, the legal owner, would ever result in the beneficial owners losing their shares. Because Russian law may not make the same distinction between legal and beneficial ownership, it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. We do not know yet whether the shares underlying ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past a lawsuit has been filed against a depositary bank other than our depositary seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future, and the shares were to be seized or arrested, the ADS holders involved would lose their rights to the underlying shares.

  Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

        You will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, our charter requires us to notify shareholders at least 30 days in advance of any meeting. Our shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

        In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs.

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

        Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs to Russian residents. However, Russian currency control legislation effectively limits the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without a special license or a general banking license granted by the Central Bank, either of which is in practice difficult to obtain:

  •
  Russian legal entities must purchase securities for rubles and may not purchase foreign currency-denominated securities, such as our ADSs; and

  •
  Russian individuals may only purchase up to $75,000 worth of such securities in one calendar year.

        Moreover, sales of ADSs (as opposed to sales of underlying shares) to Russian residents may violate Russian securities laws. Accordingly, an ADS holder seeking to sell its holding to a Russian resident may in practice need first to withdraw the shares underlying its ADSs and establish a special ruble account to receive the proceeds from the sale of the shares. The repatriation of sale proceeds may be subject to significant costs and delays.

        The ability of the depositary and other persons to convert rubles into U.S. dollars or another foreign currency is also subject to the availability of U.S. dollars or other foreign currency in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars and other foreign currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

  Future sales of common stock or ADSs may affect the market price of our common stock and ADSs.

        Sales, or the possibility of sales, of substantial numbers of shares of our common stock or ADSs in the public market, including the Russian stock market, could have an adverse effect on the market trading prices of the ADSs. Our subsequent equity offerings may reduce the percentage ownership of our shareholders. Newly issued preferred stock may have rights, preferences or privileges senior to those of common stock.

  You may not be able to benefit from the United States-Russia double tax treaty.

        In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and it is unclear how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty.

  Capital gain from sale of ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains arising from the disposition of Russian shares and securities, such as our common stock, as well as financial instruments derived from such shares, such as our ADSs, may be subject to Russian income or withholding taxes. However, no procedural mechanism currently exists to withhold any capital gains or for subsequent remittance of such amounts to the Russian tax authorities with respect to sales made between non-residents or sales of ADSs on the New York Stock Exchange.

  Foreign judgments may not be enforceable against us.

        Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the federal securities laws of the United States.

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

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

        In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia and Ukraine in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

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

Item 4.    Information on Our Company

A. History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included the Moscow City Telephone Network, or MGTS, and three other Russian telecommunications organizations, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Our two principal shareholders are currently JSFC Sistema, or Sistema, and T-Mobile International AG&Co KG, or T-Mobile, an affiliate of Deutsche Telekom AG. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT." Each ADS represents 20 underlying shares of our common stock. T-Mobile also sold 5% of our shares in the form of Global Depositary Receipts, or GDRs, in April 2003.

        Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. We operate primarily in the Russian Federation under the commercial names "Mobile TeleSystems," "MTS," and "Jeans." We also operate in Ukraine through our subsidiary, Ukrainian Mobile Communications. Mobile TeleSystems LLC, our 49%-owned joint venture, operates in Belarus. Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 095 911 6553. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our registered agent for service of process.

Acquisitions

        Since our IPO, we have entered into the following transactions:

  •
  In 2000, we acquired 51.0% of MSS. Our acquisition in 2001 and 2004 of an additional 32.5% and 7.5%, respectively, increased our ownership of MSS to 91.0%;

  •
  In 2001, we acquired 100.0% of Telecom XXI, which holds dual-band licenses in 10 regions, including St. Petersburg;

  •
  In 2001 and 2002, we acquired 81.0% and 19.0%, respectively, of Telecom-900, which owns a controlling stake in three regional operators, including FECS-900 (60.0%), Uraltel (53.3%) and SCS-900 (51.0%); we increased our stakes in Uraltel and SCS-900 to 99.9% and 99.5%, respectively, in 2003 and 2004; we increased our stake in FECS-900 to 100.0% in 2004;

  •
  In March 2002, we acquired a 51.0% controlling stake in Krasnodar-based CJSC Kuban-GSM. Our acquisition in October 2002 and September 2003 of additional 1.7% and 47.3% stakes, respectively increased, our ownership of Kuban-GSM to 100.0%;

  •
  In May 2002, we acquired 100.0% of BM-Telecom, a telecommunications services provider in the Bashkortostan Republic;

  •
  In July 2002, we acquired 100.0% of Mobicom-Barnaul, a GSM 900 mobile operator in the Altai region, which we renamed MTS-Barnaul in September 2002;

  •
  In September and October 2002, we acquired 66.6% and 33.3%, respectively, of Dontelecom, a GSM 900/1800 mobile operator in the Rostov region;

  •
  In October 2002, we acquired 100.0% of Bit LLC, which holds GSM 900 licenses for four regions of Russia;

  •
  In March, June and July 2003, we acquired 57.7%, 26.0% and 16.3%, respectively, of UMC, a provider of GSM 900/1800 mobile services in Ukraine;

  •
  In April 2003, we acquired 51.0% of the common shares and 50.0% of the preferred shares in TAIF Telcom, which provides mobile services in the GSM 900/1800 standard in the Republic of Tartarstan and in the Volga region of Russia. We acquired an additional 1.7% of TAIF Telcom's common shares in May 2003;

  •
  In August through October 2003, we acquired 50.0% stakes in Primtelefon, Astrakhan Mobile and Volgograd Mobile, as well as 100.0% of Mar Mobile GSM in a series of related transactions;

  •
  In August 2003, we acquired 100.0% of Sibchallenge, a GSM 900/1800 and DAMPS mobile operator in the Krasnoyarsk region of Siberia; and

  •
  In September 2003, we acquired 100.0% of Tomsk Cellular Communications, a GSM 900/1800 mobile operator in eastern Siberia.

        For a description of our acquisitions after December 31, 2003, see Note 24 to our audited consolidated financial statements included elsewhere in this document.

Expansion

  Russia

        In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators.

        St. Petersburg is among the key regions in Russia that we have focused on in developing and expanding our commercial operations. Telecom XXI, which we acquired in May 2001 for approximately $50.0 million, has GSM 900 and 1800 licenses to operate in 10 regions of Russia: the city of St. Petersburg, Leningrad region, the Republic of Karelia, Nenetsky autonomous district, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region and Pskov region. The total population of Telecom XXI's license areas is 13.1 million people, and it had no subscribers at the time of our acquisition. We launched our network in St. Petersburg on December 11, 2001, and as of December 31, 2003, we had approximately 1.2 million subscribers in St. Petersburg. Our network is also operational in each of the other nine regions covered by the Telecom XXI's licenses.

        We have also expanded into the Krasnodar region with our acquisition of a 51% stake in Krasnodar-based CJSC Kuban-GSM in March 2002 for $71.4 million and an additional 1.7% stake in October 2002 for $5.0 million. In addition, in September 2003, we acquired 100% of Kubtelesot for $107.0 million. Kubtelesot owns 47.3% of Kuban-GSM, and our purchase of this stake increased our ownership interest in Kuban-GSM to 100%. Kuban-GSM is currently Russia's largest mobile operator in the regions outside of Moscow and St. Petersburg in terms of subscribers. As of December 31, 2003, Kuban-GSM had approximately 1.4 million subscribers and operated in the most populous areas of the Krasnodar region, including Sochi, Krasnodar and Novorossiysk.

        In April 2003, we acquired a controlling stake in TAIF Telcom, the largest cellular operator in Tartarstan, from the company's shareholders, for $61.0 million. We also signed put and call option agreements with shareholders to acquire the remaining shares of the company, and we purchased an additional 1.7% stake in TAIF Telcom pursuant to this agreement in May 2003 for $2.3 million. We can exercise the call option for common shares during the 48 months following the date of our acquisition of a controlling stake in TAIF Telcom, or the initial acquisition date, and the call option for the preferred shares during the 48 months following the date falling 24 months after the initial acquisition date. The company's shareholders can exercise the put options for common shares during the 36 months following the date falling 18 months after the initial acquisition date and the call options for the preferred shares during the 24 months following the initial acquisition date. The minimum price of the put and call options is $49.0 million for the common shares and $10.0 million for the preferred shares, in each case plus 8% per annum starting from the initial acquisition date. We intend to exercise the call options within the time periods described above.

        TAIF Telcom provides mobile services in the GSM 900/1800 standard in the Republic of Tartarstan in the Volga region of Russia with a population of approximately 3.8 million. As of December 31, 2003, mobile penetration in Tartarstan was estimated at 21%, according to AC&M-Consulting, and TAIF Telcom had a subscriber base of approximately 360,200 people, or 47% of all mobile users in the region, according to AC&M-Consulting.

  Belarus

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. Belarus had a population of approximately 10 million and a nationwide mobile penetration rate of approximately 11% as of December 31, 2003, according to AC&M-Consulting. Pursuant to the tender conditions:

  •
  we formed a joint venture in Belarus, MTS Belarus, and contributed approximately $2.5 million in exchange for 49% of the share capital of the company (the other 51% of which is held by a state-owned enterprise);

  •
  we paid a lump sum of $10.0 million to the government of Belarus;

  •
  MTS Belarus made a one-time payment of $5.0 million (which was funded by a $5.0 million loan from us to it) and will make annual payments of $60,000 to the government of Belarus for its GSM 900/1800 license; and

  •
  we will pay $6.0 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

        On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. See Note 20 to our audited consolidated financial statements for further description of MTS Belarus.

        Under the terms of the tender, MTS Belarus's license will be valid for ten years, after which it may be prolonged for two additional five-year periods, as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom's license was issued in 1998 and is also valid for ten years and may be renewed for two additional five-year periods. Velcom is a joint venture between two Belarussian state enterprises, Beltelecom and Beltechexport, which jointly own 51%, and SB Telecom, a Cypriot company owning 49%.

        MTS Belarus plans to spend up to $52.0 million in 2004 for network development in Belarus. MTS Belarus initially plans to develop full GSM 900 and 1800 networks in Belarus' major cities, including Minsk and the Minsk region, Gomel, Mogilev and the Brest region, as well as to cover certain major highways, including the Moscow-Brest highway and train route. In addition, MTS Belarus expects to develop its network in certain areas near Belarus' border with Ukraine and Russia.

  Ukraine

        In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in August 2003 pursuant to a put and call option agreement. Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC has agreed to restructure, and we have agreed to guarantee, such indebtedness. As of December 31, 2003, $14.8 million of such indebtedness remained outstanding.

        At the time of our acquisition, UMC had trailed the market leader, Kyivstar, in terms of subscribers, but had maintained market leadership in revenue terms. Our main strategy for UMC for 2003 was to regain market leadership in terms of subscribers. By the end of the third quarter of 2003, UMC had regained the market leadership by subscribers, following four months of subscriber growth, in part fuelled by the launch of the "Jeans" brand in mid-August 2003. UMC ended the year with 3.3 million subscribers, a growth of 97% during the year, and achieved a 51% overall market share in Ukraine.

B. Business Overview

        We are a leading provider of mobile cellular communications services in the Russian Federation and Ukraine, employing technology based primarily on Global System for Mobile Communications, or GSM. In 2003, we generated net revenues of $2.55 billion ($2.15 billion in Russia and $394.0 million in Ukraine) and had a subscriber base of 16.7 million (13.4 million in Russia and 3.3 million in Ukraine) at December 31, 2003, making us the largest mobile operator in each of Russia and Ukraine, in terms of net revenues and subscribers. We acquired our Ukrainian operations in March 2003.

        In addition to standard voice services, we offer our subscribers value-added services including voice mail, SMS, GPRS, various SMS- and GPRS-based information and entertainment services (including MMS) and data and fax transmission. We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2003 we had bilateral roaming agreements with 298 GSM service providers in 146 countries and certain regions in Russia.

        We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers and net revenues for the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
1999	306	$358,327
2000	1,194	$535,712
2001	2,650	$893,247
2002	6,644	$1,361,756
2003	16,720	$2,546,198

(1)
We define a subscriber as an individual or organization whose account does not have a negative balance for more than 61 days. For the "Jeans" tariffs only, introduced in November 2002, we define a subscriber as an individual or organization whose account does not have a negative balance for more than 183 days. For a description of our "Jeans" tariffs, see "—Tariffs."

        According to AC&M-Consulting, we had a 37% market share of total mobile cellular subscribers in Russia at December 31, 2003. Our market share in the Moscow license area, which encompasses the City of Moscow and the Moscow region, was higher at 43%. The Moscow license area accounts for approximately 30% of our total subscriber base. Approximately 20% of our subscriber base is in Ukraine, where we had a 51% market share at December 31, 2003, according to Ukrainian News. Our subscriber base continued to grow in 2004. At May 31, 2004, we had approximately 16.9 million subscribers in Russia and 4.4 million subscribers in Ukraine.

        Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2003, approximately 80% of our subscriber base was in Russia and approximately 20% was in Ukraine. For the year ended December 31, 2003, approximately 84.5% of our revenues came from our operations in Russia and 15.5% from our operations in Ukraine.

        Overall mobile cellular penetration in Russia was at approximately 25% at December 31, 2003, and higher in Moscow at 68%, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was lower than in Russia at approximately 13.4% at December 31, 2003, according to Ukrainian News. The currently low level of mobile penetration in the Russian regions and Ukraine presents us with future growth opportunities.

        As of December 31, 2003, we had licenses to operate in 76 regions of Russia with a population of approximately 128.3 million people, or approximately 88.4% of the country's total population, and for the entire territory of Ukraine, which has a population of approximately 48 million people. As of December 31, 2003, we had commenced commercial operations in 60 regions of Russia, with a combined population of approximately 116.6 million people, and in most of the regions of Ukraine. Since December 31, 2003, we have acquired licenses for 11 additional regions in Russia, covering a population of approximately 14.3 million people, and have commenced operations in two such additional regions.

        To maintain and increase our market share, we use a combination of newspaper, magazine, radio, television, direct mail and outdoor advertising, focusing in particular on brand and image advertising and public relations, to position us as the leading cellular operator in Russia and Ukraine. Supporting these efforts, we had a sales and distribution network consisting of 25 integrated sales and customer service centers and over 4,670 independent dealer distribution outlets in the Moscow license area as of

December 31, 2003. In addition, we had 243 sales and customer service centers in Russia and 36 in Ukraine, as of December 31, 2003.

        We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 97% of our subscribers in Russia and approximately 80% of our subscribers in Ukraine. Under this system, our subscribers prepay for their access, usage and value-added service fees.

        We also have equity investments in local mobile operators in Russia and Belarus, which had a total of 587,898 subscribers as of December 31, 2003. In particular, MTS Belarus had 464,783 subscribers and a market share of 42% at December 31, 2003, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 690,000 at May 31, 2004. Belarus, a country with a population of approximately 10 million, had a mobile cellular penetration rate of 11% at December 31, 2003.

Business Strategy

        Our primary goal is to maintain our position as a leading mobile operator in Russia and Ukraine by strengthening our position across the markets in which we operate and deploying a customized approach to different customer segments. To accomplish this, we intend to implement the following strategies:

  •
  Maintain our leading position in Russia and Ukraine by growing our subscriber base and focusing on the quality of our subscriber mix.

  •
  Selectively expand our network to areas of Russia and Ukraine in which we do not already operate, focusing on high-density population areas and on areas along transportation routes.

  •
  Continue to provide clearly structured and new and varied tariff plans, as well as value-added service options, which appeal to the various groups of subscribers within our network, including SMS- and GPRS-based services.

  •
  Continue to take advantage of our strong position in the Moscow license area as a platform from which to test and launch new products and services.

  •
  Initiate subscriber loyalty programs aimed at retaining our most valuable high-revenue subscribers, including bonus programs and the introduction of limited term contracts with a fixed discount for subscribers who commit to use our services for not less than one year.

        In the past few years, we have rapidly expanded into the Russian regions. We plan to refocus our regional expansion in Russia from acquisitions of local cellular companies to the integration of our existing businesses into a single company with a unified marketing approach and centralized network management. We are currently working to develop and implement a simplified and strengthened centrally-managed corporate function to enhance performance and efficiency at all levels of our operations and simultaneously integrate our operations. Furthermore, we intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2003 were $958.8 million, and we expect to invest approximately $1.2 billion in 2004. These investments are required to support the growth of our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses in 2003.

        We may also expand our operations into other countries of the CIS through the acquisition of existing operators or new licenses as attractive opportunities arise.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

  License Areas

        The following table shows, as of April 1, 2004, information with respect to the license areas in which we and our affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Russian Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	Kuban-GSM	April 28, 2008
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Astrahanskaya oblast	MTS OJSC	December 11, 2013	Astrahan-Mobile	October 18, 2011
Bashkortostan Republic	BM-Telecom	August 22, 2007	BM-Telecom	August 22, 2007
Belgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod	ReCom	May 15, 2008	—	—
Bryansk	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Chuvashia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic(1)	—	—	MTS OJSC	December 30, 2013
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic(1)	BIT	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008
Komi-Permyatsk(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kursk	ReCom	May 15, 2008	—	—
Lipetsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk	ReCom	May 15, 2008	—	—
Mari-El Republic(1)	Mar Mobile GSM	January 15, 2012	Mar Mobile GSM	January 15, 2012
Mordovia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013

Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel	ReCom	May 15, 2008	—	—
Orenburg	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Perm	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara(1)	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic(1)	—	—	MTS OJSC	December 30, 2013
Smolensk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	TAIF Telcom	June 26, 2007	TAIF Telcom	June 26, 2007
Tula	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	—	—
Ulyanovsk(1)	—	—	MTS OJSC	December 30, 2013
Vladimir	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Volgogradskaya oblast	—	—	Volgograd-Mobile	October 4, 2011
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Yaroslavl	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Asian Russia
Aginski-Buryatski Autonomous Disctrict(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Altai region	MTS-Barnaul	September 8, 2010	MTS-Barnaul	September 8, 2010
Altai Republic	SCS-900	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	ACC	January 10, 2007	ACC	January 10, 2007
Amur region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Buryatiya Republic(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chelyabinsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chita region(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chukotiski Autonomous District(1)	BIT	July 19, 2011	—	—
Chukotiski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Evenkia autonomous region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013

Jewish Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Irkutsk region(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kemerovo(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Khabarovsk Territory(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Khakassiya Republic	Sibchallenge	September 13, 2011	Sibchallenge	September 13, 2011
Khanty Mansiysk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Koryakski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Krasnoyarsk Territory	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Kurgan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Magadan region(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	MSS	December 20, 2006
Primorsky Territory(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakhalin(1)	BIT	July 19, 2011	—	—
Sakhalin(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sverdlovsk region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk region	—	—	MTS OJSC	April 28, 2008
Taimyr autonomous region	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Tomsk region	TSS	June 5, 2008	TSS	June 5, 2008
Tyumen	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic(1)	BIT	July 19, 2011	MTS OJSC	December 30, 2013
Ust-Ordynski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Yakutiya Republic(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Yamalo-Nenetsk region(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

(1)
Our regional license areas in which the licensee has not commenced commercial operations.

        Each of our licenses, except the licenses covering the Moscow license area and our Belarus and Ukraine licenses, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. We have met these targets or received extensions to these dates in those regional license areas in which we have not commenced operations. We believe that we are in compliance with all material terms of our licenses. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

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

        As of December 31, 2003, we had bilateral roaming contracts with 298 GSM service providers in approximately 146 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2003, in addition to our network coverage area in 60 regions of Russia, GSM service is available to our subscribers in several regions of Russia where we do not currently operate through our roaming agreements with approximately 20 regional operators.

        Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer's home operator a bill for the roaming services provided to the roamer. The roamer's home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roaming subscriber's monthly bill.

  Value-Added Services

        We offer several value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

  •
  Call Divert/Forwarding;

  •
  Call Barring;

  •
  Caller ID Display;

  •
  Call Waiting;

  •
  Itemization of Monthly Bills;

  •
  Voicemail;

  •
  Information and Directory Service;

  •
  International Access Service;

  •
  Automatic Customer Care System;

  •
  Customer Care System via the Internet;

  •
  Short Message Service, or SMS;

  •
  General Packet Radio Service, or GPRS;

  •
  Multi-Media Message Service, or MMS;

  •
  Wireless Application Protocol, or WAP;

  •
  New technologies-based services, including wireless local area network, or WLAN, location based services, or LBS, and others; and

  •
  SIM-browser.

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

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

Sales and Marketing

  Target Customers

        Our target customers historically have included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, following the economic crisis in August 1998, we launched lower tariffs and widened our mobile cellular services market, aggressively targeting new customer segments. With mobile cellular penetration in Russia above 29%, as of March 31, 2004, mobile cellular services are now used by a much wider group of the population, including students and retirees. Though we have historically focused primarily on our core segment of business customers, we have now extended our focus more toward the general population, developing customized products for different market segments. We believe that we will be able to provide network capacity and expand our coverage area to serve these new customer segments.

        Over time, we have adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. For example, we introduced prepaid tariffs marketed to young subscribers and low-volume subscribers under the "Jeans" brand name in 2002. Based on the popularity our "Jeans" tariffs, we subsequently revised our service offerings marketed under the "Jeans" brand name to develop unique products for different customer segments, including corporate and individual subscribers. We also actively promote our prepaid services to family members of existing subscribers, students, retirees and other mass market customers.

  Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia and Ukraine;

  •
  information advertising and promotion to inform potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

  •
  product- and tariff-related advertising and promotion for specific marketing campaigns, new tariffs and pricing discounts.

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We are also coordinating the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on positioning the MTS and Jeans brands as national brands. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

  Sales and Distribution

        As of December 31, 2003, we had 243 sales and customer service centers in Russia and 36 in Ukraine. In response to the demand shift to mass market subscribers, we have adjusted our distribution strategy and begun to open new dealer outlets in places of high consumer activity, such as supermarkets and malls. Some of our dealers purchase handsets directly from us and then sell them to the subscribers that they enroll. Whether a new subscriber connects to our network with equipment purchased from a dealer or directly from us, in most of the regions, we do not charge a connection fee. Under our current policy, dealers receive a commission per subscriber connected based on revenues generated by subscribers that they enroll. The commission in Moscow license area, up to $25 per subscriber as of March 31, 2004, increases with the number of new subscribers a dealer signs. As of March 31, 2004, the commission in St. Petersburg was between $15 and $55. Dealer commissions in the other regional license areas in Russia were between $7 and $30. Dealer commissions in Ukraine were between $6 (for prepaid) and $56 (for postpaid). Dealers generally receive a higher commission of approximately $120 for enrolling subscribers in our "VIP" tariff plan. We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days, and we then pay the commission to the dealer by the end of the month. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission after the end of the month.

        Prior to February 1, 2004, we paid the full amount of commission when a dealer activated a subscriber's contract. If such subscriber's usage of our voice and non-voice services over the following six-month period amounted to less than the amount of the dealer's commission, the dealer was required to reimburse the difference to us. Effective from February 1, 2004, dealer commissions are deferred over a period of up to one year. We now pay commissions to dealers on a monthly basis, based on the revenues we receive from subscribers activated by a particular dealer. However, the total amount of commissions paid to dealers has remained unchanged. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited for up to a year after a subscriber is activated.

        During 2003, approximately 78% of our new subscribers enrolled through independent dealers in Russia and 87% in Ukraine, and we enrolled the remainder directly. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. Independent dealers have also begun servicing some aspects of our subscribers' accounts, such as the switching on and off of additional services and payment collection.

Competition

        We compete with at least one other mobile cellular operator in each of our markets. Competition is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered.

  Russia

        The following table illustrates the number of mobile cellular subscribers for each network operator in Russia at the year-end of 2001, 2002 and 2003:

Operator	December 31, 2001	December 31, 2002	December 31, 2003
MTS(1)	2,650,000	6,640,000	13,370,000
Vimpelcom(2)	2,111,500	5,153,088	11,436,900
MegaFon group(2)	913,004	2,935,936	6,340,335

(1)
According to our data.

(2)
Source: AC&M-Consulting.

  Vimpelcom

        Vimpelcom, which operates both D-AMPS and dual-band GSM networks, is one of our primary competitors in Russia, and it is the second largest GSM mobile operator in Russia in terms of subscribers.

        In the Moscow license area, we believe that Vimpelcom will continue to be our primary competitor for the foreseeable future. Vimpelcom reported approximately 11.4 million subscribers in Russia at December 31, 2003, including 5.6 million in the Moscow license area. At December 31, 2003, according to AC&M-Consulting, Vimpelcom had a 49% market share in Moscow, while we accounted for 43%. Vimpelcom and its subsidiaries also hold licenses to operate GSM networks in the North-West region, Central region and Central Black Earth region, the Volga region, the North Caucasus region and the Siberian region. At December 31, 2003, according to AC&M-Consulting, Vimpelcom had a 31% market share of total wireless subscribers in Russia, while we accounted for 37%.

        Vimpelcom operators also compete with us in many regions outside of Moscow and the Moscow region, including in the North Caucasus region, Siberia and Central Russia. In addition, in 2002 and 2003 Vimpelcom was awarded licenses to operate a GSM 900/1800 network for the North-West region, which includes St. Petersburg, and launched its network there in April 2003. Vimpelcom's entry into the North-West region has lead to an increase in competition in that area and, as a result, may lead us to invest additional amounts in our operations in the region.

        Since 1998, Vimpelcom has been developing its dual-band GSM network, which offers its GSM subscribers international roaming capability comparable to ours. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—We face increasing competition from existing licensees that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing decisions."

  MegaFon

        In addition to Vimpelcom, we also compete with MegaFon, which is the third largest operator in Russia in terms of subscribers. MegaFon has licenses to operate in all 89 regions of the Russian Federation.

        The MegaFon group has a GSM 900/1800 license for the Moscow license area where its predecessor, Sonic Duo, launched commercial operations in November 2001. According to AC&M-Consulting, MegaFon had 850,300 subscribers in the Moscow license area as of December 31, 2003. MegaFon is our primary competitor in the North-West region, where St. Petersburg is located, and it was the first company to provide GSM services in that region. As of December 31, 2003, according to AC&M-Consulting, MegaFon had a 51% market share in the North-West region while we accounted for 34%.

        According to AC&M-Consulting, MegaFon had a combined subscriber base of 6.3 million in Russia as of December 31, 2003. MegaFon has instituted a unified intra-network roaming tariff, and is expected to introduce unified tariffs in each of the regions in which it operates. For a description of the risks we may face in connection with the development and growth of MegaFon, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—Some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us."

        In addition, there has been speculation in the media of a merger between MegaFon and Vimpelcom following Alfa Group's August 2003 purchase of a 25.1% stake in MegaFon. For a description of the potential impact of such merger on us, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—A merger between our two largest competitors would constrain our ability to effectively compete in the Russian mobile communications market."

  Local Operators

        In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

        In Nizhny Novgorod, our primary competitor is Nizhny Novgorod Cellular Communications, which had approximately 368,300 subscribers as of December 31, 2003. In Ekaterinburg, we compete with Ekaterinburg Cellular Communications, a D-AMPS operator with over 230,100 subscribers as of December 31, 2003. In Tartarsan, we compete primarily with Tatinkom, a D-AMPS operator with over 105,000 subscribers as of December 31, 2003. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

  Ukraine

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with over 3 million subscribers as of December 31, 2003. The following table shows the number of subscribers as of the dates indicated and the coverage area of UMC and our competitors in Ukraine:

Operator	December 31, 2003	March 31, 2004	Coverage Area
UMC	3,348,610	3,848,972	Nationwide
Kyivstar	3,036,607	3,221,000	Nationwide
Golden Telcom	41,000	50,000	Kiev, Odessa
DCC	85,000	85,000	Kiev, Odessa, Dnepropetrovsk, Donesk, Lugansk, Crimea
WellCOM	39,810	42,000	Kiev

Source: MForum.ru

        Kyivstar is our primary competitor in Ukraine and is owned by Telenor and Alfa Group. Kyivstar offers mobile services using GSM 900 and GSM 1800 technologies and was the market leader in terms of subscribers from June 2001 until September 2003, according to Kyivstar press releases. Golden Telecom Ukraine, which is beneficially owned by Alfa Group, Telnor and Rostelecom, offers mobile services using GSM 1800 technology. DCC holds a license to provide mobile cellular services using the D-AMPS standard and, through its recently acquired subsidiary Astelit, holds a GSM-1800 license. According to press reports, Turkcell has acquired a controlling interest in DCC. URS WellCOM has a license and operates a limited network in the GSM-900 standard.

Tariffs

        We customize our marketing efforts and pricing policies in each region of Russia in consideration of such factors as the average income levels, competitive environment and subscriber needs in a particular region, all of which vary from region to region. Consistent with our marketing strategy, we have developed new tariff plans to appeal to a broader market. All of our tariff plans combine different monthly network access fees (with the exceptions of the "Jeans" tariff plans discussed below), per minute usage charges and value-added services in packages designed to appeal to different market segments.

        In February 2003, we launched a new unified system of tariff plans across our nationwide network in Russia. The new tariff plans are divided into four categories—"MTS Corporation," "MTS VIP," "MTS Business" and "MTS Optima"—with each category designed to target specific segments as follows:

  •
  MTS Corporation: MTS Corporation tariff plans are available to corporate clients nationwide. They feature substantial discounts on calls within the group of subscribers under a particular contract, international roaming and voice traffic depending on the quantity of calls, as well as a variety of free value-added services.

  •
  MTS VIP: MTS VIP tariff plans are geared toward heavy users who spend over $100 per month on mobile communications.

  •
  MTS Business: MTS Business tariff plans are designed for active users who spend $40 to $100 per month on mobile communications.

  •
  MTS Optima: MTS Optima tariff plans are designed for mass-market users who spend up to $40 per month on mobile communications.

        Although we offer the same categories of tariff plans throughout Russia, the prices of these plans differ from region to region and are generally higher in the Moscow license area. We introduced a unified system of tariff plans to achieve such benefits as better perception of tariff plans and clarity, simplicity and transparency for prospective subscribers throughout Russia, as well as savings on our marketing and advertising expenses through unified advertising campaigns in Moscow and the regions.

        We set prices with reference to market conditions and believe that our pricing is competitive vis-à-vis other providers of mobile communications services. While we have traditionally designed our tariff plans to appeal to high- and medium-usage subscribers, we began to target the mass-market subscriber segment with a prepaid tariff plan launched in November 2002. We market this new tariff under the distinct brand name "Jeans" rather than "MTS" in order to maintain our core image as a premium mobile services provider. We expect that, as the mass market is penetrated and subscriber numbers increase, competition will place downward pressure on the prices we charge for our services.

        Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2003, the per-minute tariff for calls to Moscow from Moscow varied from $0.06 per minute to $0.16 per minute during peak periods and from $0.06 per minute to $0.09 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.06 per minute. The "Jeans" tariffs varied from $0.01 per minute to $0.34 per minute in Moscow. The per minute prices in the regions outside of the Moscow license area ranged from $0.01 per minute to $0.39 per minute during peak periods, and from $0.01 per minute to $0.39 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.01 per minute; in St. Petersburg tariffs varied from $0.01 per minute to $0.17 per minute. The "Jeans" tariffs varied from $0.01 per minute to $0.21 per minute in the regions outside of Moscow. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $0.87 per minute for calls to Europe to $2.55 per minute for calls to Africa. Our value-added services, such as Caller ID and Call Waiting, are sometimes included in the plan at no additional charge and sometimes carry a charge between $1.00 and $3.00 per month, depending on the plan.

        We also offer unified tariff plans in all territories of Ukraine in which we operate, including private contract, business and prepaid plans. In addition, we are developing new tariff plans for Ukraine that focus on the differing needs of subscribers in the various market segments.

        As of December 31, 2003, the per minute prices in Ukraine varied from $0.14 per minute to $0.56 per minute during peak periods and from $0.07 per minute to $0.50 per minute during off-peak and night periods. Certain UMC plans also include special tariffs for intra-network calls that ranged from $0.02 per minute to $0.20 per minute. Higher rates applied to international calls ranging from $0.53 per minute to $3.37 per minute.

        In addition, in the Moscow license area, calls from one mobile cellular telephone to another within the same network connected to the same mobile switching center are charged at no cost to the subscriber receiving the call, and at a discount of 20% to 50% to the subscriber placing the call. Similar discounts are also available to subscribers in other regions. In comparison, some of our competitors do not charge their subscribers for specific categories of incoming calls under certain of their tariff plans.

        We launched our "Jeans" brand tariff plans geared at mass-market subscribers on November 15, 2002 in Moscow and in 37 other regions in Russia. "Jeans" tariffs were launched in Ukraine in August 2003. The "Jeans" brand is comprised of a set of prepaid tariffs that generally include features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and, for certain tariff plans, advance payment credit expiration dates. In December 2002, we introduced a promotion whereby our "Jeans" tariff subscribers in the Moscow license area receive all incoming calls free of charge from other MTS subscribers and Vimpelcom subscribers and are able to call Vimpelcom subscribers at the same price as MTS intra-network calls. This promotion is valid through August 31, 2004. As of March 31, 2004, Jeans subscribers accounted for 49.9% of our total subscribers and 56.5% and 23.7% of our subscribers in Russia and Ukraine, respectively.

Customer Payments and Billing

        Before 1997, subscribers were enrolled in a credit payment system under which they were billed monthly for their access, usage and value-added service fees. Since November 1997, we have enrolled new subscribers, except for certain corporate clients, in an advance-payment program under which the customer prepays a specific amount to cover these fees.

        We believe that customer acceptance of the advance-payment option is due to the high degree of automation of our customer care and billing system, which telephonically transmits reminders to add funds before service is discontinued, helping subscribers to monitor and control their mobile telephone expenses. Our advance-payment system monitors each subscriber account and sends a seven-day advance warning on the customer's mobile telephone when the advance-payment amount decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a telephonic reminder or SMS twice in such seven-day period of the decreasing account balance and an additional reminder one day prior to termination, including the current level of the subscriber's remaining deposit and a recommendation as to the sum that should be advanced to us based on the subscriber's historical usage.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid within 25 days, the customer may face an up to $20 late payment charge. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2003, subscribers using the credit system of payment had a maximum credit limit of $1,000. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers over to the advance-payment system. However, existing credit payment customers may continue on their old tariff plan as long as their accounts remain in good standing. As of December 31, 2003, approximately 3% of our customers used the credit system, while 97% used the advance-payment system.

        We upgraded our billing system in October 2001. Prior to this upgrade, we had experienced some negative reaction from subscribers in the Moscow license area due to the sometimes substantial time gap between the time of use and the date on which the use was actually charged to the subscriber. This time gap problem intensified as our subscriber base increased. In order to remedy this problem, we upgraded our billing system software to decrease the delay between usage and billing for subscribers in the Moscow license area. As a result of this upgrade, the time gap between usage and billing has rarely exceeded two hours, making it easier for our subscribers to keep track of their balances. However, during 2003, certain dealers and subscribers together fraudulently exploited these billing time lags by placing a sizable amount of long distance calls using subscriber accounts registered under false names. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to implement the necessary infrastructure to manage our growth could have a material adverse effect on our business and results of operations" for further description of this fraud.

        We are currently in the process of testing new billing equipment and software, and we believe that we will begin using this system for some of our subscribers in late 2004. The new billing system is expected to reduce the time gap between the time of use by a subscriber and the time the use is actually charged.

        Our tariffs are primarily quoted in currency units equivalent to U.S. dollars, except for some regions of Russia where tariffs are quoted in rubles or the local currency. Invoices quoted in U.S. dollar-equivalent units specify the amount owed in such units and require translation into rubles in order to make payments. We offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

        All tariffs for UMC subscribers are quoted in hryvnias. We offer our subscribers in Ukraine various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards.

Customer Service

        We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In most markets in which we operate, we have a call center that provides customer service 24 hours a day, seven days a week. Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. In addition, customer service staff follow up with customers who have discontinued service to determine the reasons for disconnection and to help us improve our services or tariff plans to accommodate subscriber needs. We also have customer service and financial control department representatives at our walk-in centers located in several of the regions where we operate to assist customers and address their questions.

        Our customers are able to automatically access their account balance information, activate certain value-added features and receive information regarding us and our services by calling, at no charge to the customer, our Automatic Customer Care System at "0880" or "767-0880." In December 1999, we also introduced a new, Internet-based service, "Customer Care System Through the Internet." This service allows subscribers to access their accounts via our Internet site and carry out, on-line, all major account activities such as payments by credit cards, viewing and delivery of itemized statements by fax or via e-mail and changes in the selection of value-added services.

        UMC subscribers are able to access the information about their account balance, order additional services and receive information about UMC by calling, at no charge to the customer, our call center at "111" or "8-800-500-0-500."

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunication services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including in Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

Network Infrastructure

        We use switching and other network equipment supplied by Motorola, Siemens, Ericsson, Lucent Technologies, Huawei and other major network equipment manufacturers. The radio frequencies allocated to us for the operation of GSM 900 span 11.4 MHz of spectrum in the city of Moscow and 10.2 MHz of spectrum in the Moscow region. The frequencies allocated to us in the city of Moscow include 1.2 MHz of limited capacity spectrum with restricted emanation that we may only use in the Moscow underground or in a microcell to enhance coverage and capacity within buildings. During 2001, we returned 3.2 MHz of limited capacity spectrum with restricted emanation to the Ministry of Information Technologies and Communications to allow research into the joint use of frequency spectrum by cellular operators. In addition, we have frequencies spanning 24.6 MHz of spectrum in the Moscow license area for operation of GSM 1800 base stations.

        The radio frequencies allocated to us for the operation of GSM 900 span 8 MHz of spectrum in the city of St. Petersburg. We also have frequencies spanning 18.2 MHz of spectrum in the St. Petersburg license area for operation of GSM 1800 base stations.

        In Ukraine, the radio frequencies allocated to us for the operation of GSM 900 span from 5.6 MHz of spectrum in the Kiev and Zakarpattya regions to 10.4 MHz in Kiev city. We also have been allocated frequencies spanning from 10 MHz in the Ivano-Frankovsk region to 52.8 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. We have yet to be allocated frequencies in eight regions of Ukraine. In addition, we have applied for an additional 247.2 MHz of 1800 MHz allocations for all license regions in Ukraine and intend to apply for additional frequency allocations in the 1800 MHz band.

        We believe that we have been allocated adequate spectrum in each of our license areas.

        In September 2000, we began installing GPRS equipment in the Moscow license area, and we currently have enough GPRS software to support a majority of our base stations in the Moscow license area. In May 2003, we launched GPRS in the Moscow license area as a value-added service. GPRS technology permits us to offer our subscribers access to the Internet, WAP and MMS. We have also installed GPRS technology in several of our regional license areas in Russia, and we currently offer GPRS in test mode free of charge to our subscribers in those regions. We intend to examine its commercial viability as a pay service in those regions in the future.

        In addition, in February 2002, we began providing GPRS in test mode free of charge for a limited number of subscribers in Kiev area. In July 2003, we began to offer commercial GPRS as a value-added service for contract users in seven of the largest cities in Ukraine. Beginning in 2004, we extended GPRS coverage to each area in Ukraine in which we operate. In November 2003, we began offering GPRS-based services to our pre-paid tariff plan subscribers in Ukraine.

Third-Generation Technology

        Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2,000 Kb per second. We currently operate one of four experimental third-generation networks existing in the Russian Federation utilizing rented network equipment. The 3G Association, an industry group charged with advising the Government of the Russian Federation on the procedure for allocating third-generation licenses and regulating third-generation operations, has proposed that we, Vimpelcom and MegaFon each be issued a third-generation license, and that a fourth license be issued to a fourth operator. Though the Government was expected to announce the license allocation procedure during the second half of 2002 and issue the licenses during 2003, to date, no allocation procedures have been announced. We estimate that the initial buildout of our third-generation network in the Moscow license area will require an investment of $60.0 million to $100.0 million.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. We use site development software supplied by Lucent Technologies to assess new sites so that the network design and site development are coordinated. Our own software can create digital cellular coverage maps of our license areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

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

Interconnect Arrangements and Telephone Numbering Capacity

        Cellular operators must interconnect with local, inter-city and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. We have local interconnection agreements, including agreements for the provision of telephone numbering capacity, with several telecommunications operators in Moscow and in the other regions and in Ukraine, including the public switched telephone network operator in the city of Moscow, MGTS, as well as MTU-Inform, majority owned by MGTS, Telmos, a joint venture of MGTS with Sistema and Rostelecom, and Ukrtelecom, UTEL, Golden Telecom and other public switched telephone network operators in Ukraine. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for additional information regarding these operators. For use of 11-digit telephone numbering capacity and the associated interconnection, we have agreements with Rostelecom. Local interconnection typically entails payment of a one-time connection fee, a monthly fee per subscriber connected and a usage charge based on minutes of traffic, or some combination thereof.

        To provide our subscribers in Russia with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom and, to provide international services, with Rostelecom and Golden Telecom. MTU-Inform and Telmos also provide domestic long-distance and international services through interconnection with the Rostelecom network. Most interconnection fees are based on usage by minute and vary depending on the destination called.

        Russian legislation requires that public switched telephone networks may not refuse to provide interconnection or discriminate against one operator in comparison to another; in practice, however, it has been our experience that some regional network operators do discriminate among mobile cellular operators by offering different interconnection rates to different mobile operators. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues." Certain interconnection fees are subject to government regulation, such as those set by Rostelecom.

        A combination of regulatory, technological and financial factors has led to the limited availability of local telephone numbering capacity in Moscow and the Moscow region. Moscow's "095" code and the Moscow region's "096" code have already reached numbering capacity limits. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and may require us to make substantial investments in public switched telephone networks." To meet subscriber demand and provide for an adequate inventory of numbering capacity, we have purchased numbering capacity from various vendors for cash. Our right to use this numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2003, we had numbering capacity for over 4.7 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        To foster the growth of telecommunications in Russia and to increase the telephone numbers available to GSM operators in Russia, the Russian government has devised a plan to link all GSM operators in Russia by means of a national network. As envisioned, this network would be based around eight hubs to be linked together through fiber-optic cable connections. In accordance with a ministerial decree, we were appointed a coordinating operator in the Central region of Russia. We expect that we and other GSM operators in Russia will, if and when this national network is implemented, be able to decrease reliance on current interconnection arrangements.

        In Ukraine, mobile operators are allocated numbering capacity by the SCCI. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. However, the numbering capacity for fixed network development (if we decide to utilize a local license granted to UMC) is insufficient.

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

        Our network in Ukraine is monitored by our Kiev operations and maintenance center. In addition to monitoring performance of the network, our Kiev operations and maintenance center analyses network quality parameters and provides reports and recommendations to management.

Handsets

        To receive service from us, subscribers must have a handset that can be used on our network. New subscribers who do not own a GSM handset must buy one, either directly from us or from an independent dealer. We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending between $12 to $50 on such accessories in addition to the cost of the handset.

        Since July 1998, we have offered subscribers dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. The share of dual-band handsets has increased from approximately 1% of our total handset sales in 1998 to approximately 100% in 2003. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. During 2001, we responded to competitive pressure by introducing limited handset subsidies. Our handset subsidies in Russia for the year ended December 31, 2003 were not significant. For the year ended December 31, 2003, we provided net handset subsidies of $34.9 million in Ukraine. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future. We are also considering a new marketing initiative under which we would sell MTS-branded handsets.

        We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Philips, Panasonic, Samsung, Siemens, Benefon and Alcatel to purchase handsets. We offer approximately 80 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Sony Ericsson, Nokia, Siemens and Motorola. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. Typical dual-band handsets range in cost from approximately $55 to $689.

Regulation in the Russian Federation

        In the Russian Federation, the federal government regulates telecommunications services. The principal law regulating telecommunications in the Russian Federation is the Federal Law on Communications, which provides, among other elements, for the following:

  •
  licensing of telecommunications services;

  •
  requirements for obtaining a radio frequency allocation;

  •
  equipment certification;

  •
  equal rights for individuals and legal entities, including foreign individuals and legal entities, to offer telecommunications services;

  •
  fair competition;

  •
  freedom of pricing other than pricing by companies with monopoly power; and

  •
  liability for violations of Russian legislation on telecommunications.

        The new Federal Law on Communications came into force on January 1, 2004 and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to enactment of the new Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. In the transition period before these regulations are put in compliance with the new Federal Law on Communications, it is not clear how they would interact with provisions of the new law.

        The new Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, establishment of fees for frequency use, and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, while under the previous law the Ministry of Information Technologies and Communications issued licenses for the provision of mobile communications services at its own discretion, under the new Federal Law on Communications, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the new Federal Law on Communications provides for the establishment of a "universal services reserve fund" to be funded by a levy imposed on all telecommunications service providers, including us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Risks Relating to the Legal System and Legislation in Russia and Ukraine—The implementation of the new Federal Law on Communications will impose an additional financial burden on us which may adversely affect our financial condition and results of operations." The new Federal Law on Communications also attempts to simplify the succession of licenses to merged or otherwise reorganized companies by instituting a notification requirement, whereas under the previous law, merged or reorganized companies were required to apply to the Ministry of Information Technologies and Communications for the reissuance of the license in such circumstances.

  Regulatory authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the March 2004 large-scale restructuring of the Russian government. The system of regulation is still evolving and further changes are expected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Political Risks—Governmental

instability could adversely affect the value of investments in Russia and Ukraine and the value of our securities."

        The Ministry of Information Technologies and Communications is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. The Ministry may issue regulations in the area of communications if authorized to do so by federal legislation (including presidential and governmental decrees).

        The following bodies, each of which is subordinate to the Ministry of Information Technologies and Communications, also regulate the telecommunications industry.

        The Federal Service for Supervision in the Area of Communications is a federal executive body that supervises and controls certain areas of communications, including:

  •
  the issuance of licenses and permissions in the area of communications and informatization;

  •
  the registration of radio frequency allocations, radio-electronic and high-frequency equipment;

  •
  the technical supervision of networks and network equipment throughout Russia;

  •
  the monitoring of compliance by network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them; and

  •
  the enforcement of equipment certification requirements.

        The Federal Agency of Communications is a federal executive body that implements governmental policy, manages federal property and provides public services in the area of communications, including:

  •
  the allocation of numerical resources and radio frequencies for civil and commercial use;

  •
  the certification of equipment for compliance with technical requirements; and

  •
  the organization of the maintenance and development of federal communications and national information and telecommunications infrastructure.

        State Radio Frequencies Service.    The State Radio Frequencies Service issues frequency permits. As part of this process, the State Radio Frequencies Service obtains consents from other federal authorities for a particular frequency allocation, including consents from the Ministry of Defense and civil aviation authorities.

        State Radio Frequencies Commission.    The State Radio Frequencies Commission is primarily responsible for the development and implementation of a long-term policy for frequency allocation.

        Pursuant to the March 2004 governmental restructuring, the statutory powers of the State Radio Frequencies Service and the State Radio Frequencies Commission were effectively reassigned by the government to other regulatory authorities. It is therefore anticipated that further changes to the regulatory structure will be forthcoming.

  Licensing of telecommunications services and radio frequency allocation

        Telecommunications licenses are issued based on the Regulations on Licensing in the Field of Telecommunications in the Russian Federation, enacted in June 1994, as amended, and, with regard to mobile telecommunications services, on the Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services, enacted in June 1998. Under these regulations, licenses for telecommunications services were issued and renewed for periods ranging from three to fifteen years. Under the new Federal Law on Communications, effective January 1, 2004, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications. Government officials have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Service if providing mobile telecommunications services;

  •
  receive a license from the Federal Service for Supervision in the Area of Communications to provide communications services; and

  •
  obtain permission from the Federal Service for Supervision in the Area of Communications for network operations. To receive this permission, a mobile telecommunications services provider must develop a frequency allocation and site plan, which is then reviewed and certified by the Federal Service for Supervision in the Area of Communications for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision in the Area of Communications has discretion to modify this plan, if necessary, to ensure such compatibility.

        Under the old Federal Law on Communications and related licensing regulations the transfer of a license, including assignment or pledge of a license as collateral, was prohibited except for transfer of licenses for the provision of mobile telecommunications services awarded through a competitive tender. Effective January 1, 2004, the prohibitions on the transfer of licenses were relaxed and in particular in case of mergers licenses may be re-issued upon notification by a transferee as a new license holder following the transfer. Additionally, the government has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

        If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

  •
  failure to comply with the Russian law and terms and conditions of the license;

  •
  failure to provide services for over three months from the start-of-service date set forth in the license; and

  •
  annulment of a frequency allocation if it prevents from rendering communications services.

        In addition, licenses may be terminated for various reasons by the court, including:

  •
  failure to remedy in a timely manner a violation that led to the suspension of the license;

  •
  provision of inaccurate information in documents on the basis of which a license was issued; and

  •
  failure to fulfill obligations undertaken in the process of a tender or auction.

        The license may also be terminated in a number of cases, including liquidation of a license holder or failure to pay a license fee on time.

        Frequencies are allocated for a maximum term of ten years which may be extended upon application of a frequency user. Under the new Federal Law on Communications frequency allocations may be changed for the purposes of the state management, defense, security and protection of legal order in the Russian Federation with compensation of losses to the license holder out of such change. Further, a frequency allocation may be suspended or terminated in a number of cases, including failure to comply with conditions on which a frequency was allocated.

        The following one-time license fees are payable in respect of each region covered by the license; 15,000 rubles (approximately $500), for services involving use of a frequency spectrum, lease of communication channels running beyond one Russian region of Russia as well as in number of other cases specified by law; and 1,000 rubles in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998 requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998 which requires that all mobile telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Finally, according to a government decree enacted on April 28, 2000, all communications operators must make monthly payments to fund the operations of the Federal Service for Supervision in the Area of Communications. These fees are fixed by the government in the amount of 0.3% of revenues generated by rendering communications services. The new Federal Law on Communication provides for the establishment of a "universal services reserve fund" to be funded by a levy imposed on the telecommunications services providers, including us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Legal System and Legislation in Russia and Ukraine—The implementation of the new Federal Law on Communications will impose an additional financial burden on us which may adversely affect our financial results."

        The new Federal Law on Communications empowers the Russian Government to determine and annually review the list of licensing conditions. Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards and a schedule of the number of subscribers and percentage coverage of the licensed territory that must be achieved by specified dates. We have either commenced service by the applicable deadline or received an extension of the applicable deadline for all of our licenses.

  Equipment certification

        Telecommunications equipment must be certified to be used in the interconnected communications network of the Russian Federation, which includes all fixed-line and mobile networks open to the public. All networks of our telecommunications subsidiaries must be certified. A government decree on Regulation of Use of Equipment in the Interconnected Telecommunications Network, enacted on August 5, 1999, gives the Ministry of Information Technologies and Communications and the Federal Antimonopoly Service the right to restrict the use of certain equipment, including equipment manufactured outside Russia, and to set the technical requirements for the equipment used in the interconnected telecommunications network. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

        Further, all high-frequency equipment, defined as involving frequencies in excess of 9 kHz, manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties.

  Competition and pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs), and a government decree enacted on October 11, 2001, allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies."

        Under Russian law, the Federal Antimonopoly Service maintains a Register of Natural Monopolies. A telecommunications operator may be included in this register if: (1) there is no other operator providing similar services and (2) the operator is properly licensed. At present, none of our subsidiaries is included in the Register of Natural Monopolies.

        The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. As of July 25, 2003, the Federal Antimonopoly Service has categorized us and our subsidiaries Tomsk Cellular Communications, CJSC Kuban-GSM and UDN 900 as companies with a market share exceeding 35%. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Risks Relating to Our Industry—If we were found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations."

        The Federal Antimonopoly Service also has certain oversight authority with regard to rates between certain regional telephone operators, long-distance provider Rostelecom and mobile operators. In addition, Russian legislation requires that operators of PSTNs may not refuse to provide connections or discriminate against one operator in favor of another. However, a regional fixed-line operator may charge different interconnection rates to different mobile operators. Notwithstanding the above, fixed-line operators not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

Regulation in Ukraine

  Regulatory Authorities

        The State Committee on Communications and Informatization, or SCCI, formerly the Ministry of Information Technologies and Communications, regulates the telecommunications industry largely through the issuance of regulations and the issuance of all licenses for the provision of telecommunications services in Ukraine for all standards and technologies. The SCCI also allocates funding for the telecommunications industry and oversees the technical condition and development of the telecommunications industry, including the licensing and supervision of the GSM, D-AMPS, NMT and TDMA networks.

        The National Commission for the Regulation of Communications, or NCRC, established by the new Telecommunications Law described in "—Legislation" below, will be an independent regulatory body consisting of 7 members and a chairperson and must be formed before the end of 2004. The members and chairperson of the NCRC will be nominated by the Prime Minister and appointed by the President of Ukraine for a five-year term. The NCRC will be responsible for issuing licenses for telecommunication services commencing January 1, 2005 and will take over various other responsibilities of the SCCI from that date. The SCCI, on the other hand, will remain responsible mainly for establishing and overseeing technical policies and standards.

        The State Center for Radio Frequencies, or SCRF.    While licenses for radio frequencies for mobile communications are issued by the SCCI, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the SCCI with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and compliance with the license terms and physically inspects operators and providers of telecommunications services. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase.

        The Inter-Agency Commission on Radio Frequencies Use is an advisory body for the SCCI, which provides recommendations on radio frequency license applications and decides on whether public tenders for the license should be held.

  Legislation

        The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, or the Telecommunications Law, and the Radio Frequencies Law dated June 1, 2000, as amended, or the Radio Frequencies Law.

        The Radio Frequencies Law sets forth comprehensive rules regarding the allocation, assignment, interrelation and use of radio frequencies, the licensing of the users of radio frequencies and other relevant issues. However, the Radio Frequencies Law has not yet been reformed to match reforms made in other areas of the telecommunications market.

        The Telecommunications Law has yet to be implemented, and as the NCRC is not yet formed, the SCCI will continue to regulate the telecommunications area and issue telecommunications licenses through December 31, 2004. Regulations implementing the 1995 Communications Law (now repealed) are still in effect, as are certain regulations enacted prior to the 1995 Communications Law. Telecommunications operators are required to comply with the Telecommunications Law as well as with the older regulations to the extent that such regulations do not conflict with the Telecommunications Law. Consequently, the current regulatory environment for telecommunications in Ukraine is complicated and uncertain.

        The Telecommunications Law provides for, among other things, equal rights for individuals and legal entities, including foreign entities, to offer telecommunications services, fair competition, and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications and postal networks. The licensing of telecommunications services, the requirements for equipment certification, and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators, organizations, and users of telecommunications services and radio frequencies.

        The Telecommunications Law addresses new areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnection, public telecommunication services, market access rules, and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunication services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, will be assigned many powers currently held by the SCCI. The NCRC will be authorized, inter alia, to issue regulations for the telecommunications services, issue telecommunications licenses to operators and providers, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC will also be authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The powers of the SCCI in the telecommunications area will be relegated primarily to that of technical standards overseer. The SCCI, however, will retain the authority to issue licenses for radio frequency.

        Foreign investments in Ukrainian telecommunications operators are not limited.

  Licensing of Telecommunications Services and Radio Frequency Allocation

        Ukrainian legislation provides for two types of telecommunications licenses: telecommunications licenses and frequency licenses. The SCCI issues telecommunications licenses based on the Law on Licensing Certain Types of Business Activity dated June 1, 2000 and the Telecommunications Law. Commencing January 1, 2005, the NCRC will assume responsibility for issuing telecommunications licenses pursuant to the Telecommunications Law. The SCCI also issues the frequency licenses based on the Law on Licensing Certain Types of Business Activity and the Radio Frequencies Law.

        Telecommunications licenses are issued for the following specific types of telecommunications services:

  •
  fixed telephone (local, intercity, international) communication services;

  •
  mobile telecommunications services;

  •
  technical maintenance and exploitation of telecommunications networks and the lease of electric communications channels; and

  •
  intercity and international telecommunications services.

        Other telecommunications services do not require licenses.

        An operator that is granted a telecommunications license may not commence the provision of mobile telecommunications services until it receives a frequency license. The issuance of a frequency license is, in turn, subject to the availability of radio frequencies in the respective regions of Ukraine. Frequency licenses are issued for specific bandwidths within certain frequency spectrums in specific regions. The GSM spectrum is presently considered to be the most commercially attractive for telecommunications operators. It is currently deemed to be virtually impossible to obtain a license for GSM frequencies in major Ukrainian cities because most of the GSM radio frequencies in such cities are already licensed to the existing GSM operators, including us.

        Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than 5 years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the SCCI at least 4 months prior to the expiration of the license term. SCCI officials have fairly broad discretion with respect to both the issuance and the renewal of licenses. According to the Telecommunications Law, from January 1, 2005, licenses will be issued and renewed by the NCRC. The law further provides that the NCRC must award licenses on a first come-first serve basis within 30 days from submission of an application.

        If resources are limited or consumer interests so require, the SCCI may adopt a decision to limit the number of licenses. In this event, the law requires that such decision be made public along with the rationale and that the licenses be allocated through a tender.

        With respect to the use of radio frequencies, the process has three steps: first, the applicant must secure allocation of the radio frequency by the SCCI (which grants frequency based upon the expert opinion of the SCRF); second, the license is issued by the SCCI (upon the recommendation of the

Inter-agency Commission on Radio Frequencies Use); and third, the SCRF provides technical assignment of the radio frequency.

        Under applicable legislation, a public tender or an auction for a radio frequency license must be held if there are several applications for a license for an activity associated with the use of a limited resource. The decision to hold an auction is made by the Inter-Agency Commission on Radio Frequencies Use, and the auction is organized and held by the SCCI.

        Applicable legislation prohibits the transfer of a license by the licensee, including by means of assignment or pledge of a license as collateral, and agreements regarding the provision of telecommunications services must be executed and performed by the actual licensee.

        Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, the requirement to use only certified equipment, the technical standards which must be observed and the requirement to comply with all environmental regulations. Telecommunications operators are subject to strict environmental regulations, especially regarding electromagnetic radiation; construction and technical maintenance of a telecommunications network must be carried out in accordance with local regulations applicable in particular regions of Ukraine. Telecommunications operators must submit annual and semi-annual reports to the SCCI on the amount and quality of services provided under the telecommunications license. We believe we are in material compliance with the applicable laws and regulations related to our licenses.

        Some licenses also provide that services for persons entitled to certain social benefits must be provided at or below maximum tariffs established by Ukrainian legislation in effect at that time.

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Licenses may be terminated for various reasons, including:

  •
  failure to comply with the terms and conditions of the license, including failure to provide services within the period set forth in the license;

  •
  provision of inaccurate information in the application or about the communications services rendered to consumers;

  •
  refusal to provide documents requested by the SCCI or SCRF;

  •
  failure to remedy in a timely manner the circumstances which resulted in a violation of the license terms;

  •
  unfair competition by the license holder in providing the licensed services;

  •
  repeated violation of the license terms;

  •
  transfer or assignment of the license to a third party; and

  •
  other grounds set forth by Ukrainian laws or international treaties.

        Decisions of the SCCI on termination of licenses may be appealed in court.

  Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in networks of general use must be certified in Ukraine. All radio equipment must also be certified in Ukraine.

        If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

        The Radio Frequencies Law provides that every entity wishing to import, acquire, construct or operate radio equipment must obtain a permit from the SCRF prior to such import, acquisition, construction or operation. In order to obtain the permit for the importation of radio equipment, a company is generally required to file an application with the SCRF.

  Competition

        The Communications Law provides that one of the purposes of the licensing of telecommunication services is to encourage competition and de-monopolization in the telecommunications industry.

        The Anti-monopoly Committee of Ukraine, or the AMC, is the state administrative body charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

        Ukrainian anti-monopoly legislation prohibits a company operating in Ukraine from using its dominant position in its market to gain an unfair or anti-competitive advantage in the provision of its services or products. A business entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Moreover, Ukrainian antimonopoly legislation sets forth that a company having more than 35% of the market share in a given product market may be deemed to be in the dominant position on such market, unless it proves that it is subject to substantial competition.

        A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

  •
  annually submit to the SCCI irrevocable public offers regarding interconnection with the other operators' telecommunications networks;

  •
  comply with the regulations of the SCCI regarding the technical, organizational and commercial terms of interconnection with the other operators' telecommunications networks;

  •
  comply with the calculation factors set by the SCCI for access to the operator's own network;

  •
  not discriminate against other players in telecommunications market; and

  •
  undertake to develop the "public telecommunications services" at the operator's own expense if the SCCI so decides based on the insufficient supply of such services in certain regions.

        The NCRC will take over many of the SCCI's responsibilities as set forth above from and after January 1, 2005.

        Although UMC currently has over a 35% market share of the mobile cellular communications market in Ukraine, it has not been declared a dominant market force by the AMC. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—If we were found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations."

  Tariffs

        Telecommunications tariffs are regulated by the SCCI through December 31, 2004 and will thereafter be regulated by the NCRC for:

  •
  "public telecommunications" services; and

  •
  access to the telecommunications networks (use of electric communications channels) of the operator with the dominant position on the market.

        The Telecommunications Law withdrew the authority of the Ukrainian Cabinet of Ministers to regulate the prices for telecommunications services.

        Prior to enactment of the Telecommunications Law, the SCCI set maximum tariffs for fixed line public telecommunications services and for access to the mobile communications networks from local universal telephone networks. These tariffs will be revised or cancelled pursuant to the Telecommunications Law. There are currently no other tariff limits in respect of mobile telecommunications services or operators. It is not yet clear how the NCRC, when it comes into effect on January 1, 2005, will regulate the tariffs for telecommunications services.

        Also, where competition laws are violated, the AMC can find tariffs unfair and injurious to competition. In such cases, the AMC may request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff schedule.

        Subject to the above, mobile operators are free to set tariffs at levels they consider appropriate.

  Interconnection

        Interconnection activity is currently regulated by the SCCI. However, under the Telecommunications Law, the NCRC will assume regulation in this sector as of January 1, 2005 with broader powers than the SCCI. Under the Telecommunications Law, commencing January 1, 2005, operators may provide offers for interconnection to the NCRC, and the NCRC will be required publish on an annual or regular basis a catalog of such offers. Operators with a dominant market position on the market will be obligated to submit interconnection offers to the NCRC for each catalog.

        Interconnection is made pursuant to interconnection agreements between network operators. Such agreements are required under the law to contain certain provisions. An operator with a dominant market position cannot refuse an offer to conclude an interconnection agreement with other operator, if the offeror has offered points of interconnection that were previously published by the NCRC in the catalog of interconnection proposals.

        The NCRC will be authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The decision of NCRC will be binding upon the parties in the dispute.

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

C. Organizational Structure

        The table below presents our significant operating and holding entities and our ownership interests therein as of December 31, 2003. Our ownership interest and voting power in each of the entities is identical. All of the entities, with the exception of MTS Belarus, UMC and Mobile TeleSystms Finance S.A. are organized and operate under the laws of the Russian Federation.

	Accounting Method	Ownership Interest
ACC	Consolidated	100.0%
Telecom XXI	Consolidated	100.0%
Telecom-900	Consolidated	100.0%
SCS-900	Consolidated	88.5%
FECS-900	Consolidated	60.0%
Uraltel	Consolidated	99.8%
MTS Finance	Consolidated	100.0%
BM Telecom	Consolidated	100.0%
Kuban-GSM	Consolidated	100.0%
Dontelecom	Consolidated	100.0%
MTS-Barnaul	Consolidated	100.0%
BIT	Consolidated	100.0%
MTS-Capital	Consolidated	100.0%
UMC	Consolidated	100.0%
Sibchallenge	Consolidated	100.0%
TSS	Consolidated	100.0%
Volgograd Mobile	Equity	50.0%
Astrakhan Mobile	Equity	50.0%
Mar Mobile GSM	Consolidated	100.0%
Primtelefon	Equity	50.0%
MSS	Consolidated	83.5%
ReCom	Consolidated	53.9%
TAIF Telcom	Consolidated	52.7%
UDN-900	Consolidated	51.0%
Novitel	Consolidated	51.0%
MTS Belarus	Equity	49.0%

D. Property, Plant and Equipment

        We occupy premises in Moscow at 4 Marksistskaya Street, 5/2 Vorontsovskaya Street, 12/12 Pankratievskaya Street and 10 Teterinsky Pereulok, which we use for administration as well as operation of mobile switching centers. The rights to use the Marksistskaya and Teterinsky premises were contributed to our charter capital by a founding shareholder. We intend to acquire additional buildings for placement of our switching systems as well as for use by our sales and customer service, billing, financial control and technical services departments. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We intend to build new technical and administrative offices over the course of the next two years and lease office space on an as-needed basis. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. GSM technology is based on an "open architecture," which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers. Several major suppliers currently offer GSM 900/1800 mobile cellular equipment and the market for suppliers is competitive.

        Of the 7,166 base stations comprising our network in Russia as of December 31, 2003, 4,921 operated in the 900 MHz band and 2,245 operated in the 1800 MHz band. We also operated 212 base station controllers in Russia and approximately 86 switches in Russia as of December 31, 2003.

        Of the 2,521 base stations comprising our network in Ukraine as of December 31, 2003, 1,682 operated in the 900 MHz band and 839 operated in the 1800 MHz band. We also operated 73 base station controllers and 7 switches in Ukraine as of December 31, 2003.

        We do not lease a significant amount of property or equipment, except in Ukraine, where most of our property is leased. In addition, certain of our subsidiaries entered into lease agreements for network equipment and a billing system with Invest-Svyaz-Holding, a wholly-owned subsidiary of Sistema and our shareholder. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in "Item 3. Key Information—D. Risk Factors" for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under "Item 3. Key Information—D. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

        We are the largest mobile operator in Russia and Ukraine, both in terms of net revenues and subscribers. Revenues for 2003 were $2.55 billion, an increase of 87.0% from the prior year. Net income for 2003 was $517.2 million, up 86.6% from the prior year. At December 31, 2003, our total subscriber base was at 16.7 million, with 13.4 million in Russia and 3.3 million in Ukraine.

        As of December 31, 2003, we had licenses to operate in 76 regions of Russia with a population of approximately 128.3 million people, or approximately 88.4% of the country's total population, and for the entire territory of Ukraine, which has a population of approximately 48 million people. As of December 31, 2003, we had commenced commercial operations in 60 regions of Russia, with a combined population of approximately 116.6 million people, and in all of Ukraine.

        We have increased our revenues by increasing our subscriber base through organic growth, as well as through acquisitions. In March through July 2003, we acquired UMC, a mobile operator in Ukraine, for approximately $378.3 million and assumed debt of UMC in the amount of $62.0 million. UMC's results of operations have been included in our consolidated financial statements beginning March 1, 2003. For 2003, UMC accounted for approximately 15.5% of our net revenues. We spent $667.2 million, $143.4 million and $75.9 million in cash in 2003, 2002 and 2001, respectively, to acquire businesses.

        We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 97% of our subscribers in Russia and approximately 80% of our subscribers in Ukraine. Under this system, our subscribers prepay for their access, usage and value- added service fees. In 2003, however, we incurred a loss of $16.7 million due to dealer and subscriber fraud.

        We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new licence areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2003, 2002 and 2001 were $958.8 million, $574.3 million and $441.2 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2003, 2002 and 2001 was $966.0 million, $412.8 million and $338.2 million, respectively. In December 2001 and March 2002, we raised approximately $294.0 million through U.S. dollar-denominated notes offerings in international capital markets. In January, August and October 2003, we raised approximately $396.0 million, $297.0 million and $396.0 million respectively, through additional U.S. dollar-denominated notes offerings in international capital markets. As of December 31, 2003, we had indebtedness of approximately $1.66 billion, and our interest expense for 2003 was $106.6 million.

        We also have equity investments in local mobile operators in Russia and Belarus, which had a total of 587,898 subscribers as of December 31, 2003. In particular, we own 49% of MTS Belarus, which had 464,783 subscribers as of December 31, 2003. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

Segments

        We have three reportable segments corresponding to separate legal entities within our group as follows: (1) our company, Mobile TeleSystems OJSC, or MTS OJSC, which holds licenses for and operates in the Moscow area and a number of areas outside of the Moscow area; (2) our subsidiary, Telecom XXI, which holds licenses for and operates in St. Petersburg and a number of areas in northwest Russia; and (3) our subsidiary, UMC, which holds licenses for and operates in Ukraine. In addition, we have several other smaller subsidiaries which hold licenses for and operate in the remaining regions of Russia. We have grouped these legal entities into an additional segment for the purposes hereof, which we call "Russian regions." See Note 23 to our audited consolidated financial statements. We acquired UMC in March 2003, and for that reason, we provide limited comparative analysis by segment with respect to UMC.

Subscriber Data

        The following table shows our subscribers by segment as of the dates indicated.

	At December 31,
	2003	2002	2001
Subscribers(1)
Russia	13,370	6,644	2,650
MTS OJSC	6,529	3,746	2,275
Moscow license area	4,936	3,082	2,035
Telecom XXI	1,666	854	n/a
Russian regions	5,175	2,044	375
UMC	3,350	n/a	n/a

Total	16,720	6,644	2,650

(1)
We define a subscriber as an individual or organization whose account does not have a negative balance for more than 61 days. For the "Jeans" tariff only, introduced in November 2002, we define a subscriber as an individual or organization whose account does not have a negative balance for more than 183 days.

        The Moscow license area, which encompasses the City of Moscow and the Moscow region, remains our principal market in terms of revenues, although today more than one-half of our total subscriber base resides outside of the Moscow license area. According to AC&M-Consulting, approximately 32% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 68% as of December 31, 2003. Penetration in all of Russia was lower at approximately 25%, according to AC&M-Consulting. We had approximately 4.9 million subscribers in the Moscow license area as of December 31, 2003, representing approximately 43% of all mobile cellular subscribers in the area according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area totaled approximately 8.4 million as of December 31, 2003. According to AC&M-Consulting, as of December 31, 2003, we had a 37% market share of total mobile cellular subscribers in Russia. We had approximately 3.3 million subscribers in Ukraine as of December 31, 2003 and, according to Ukrainian News, a 51% market share of total mobile cellular subscribers in Ukraine.

        We consider subscribers who are disconnected from our network, whether involuntarily due to non-payment or voluntarily at such subscribers' request (including those switching to a different tariff plan), for more than 61 days in any given period as churned subscribers (or 183 days in the case of our "Jeans" tariff introduced in November 2002). We view the subscriber churn (the ratio of disconnected subscribers to the average number of subscribers in any given period) as a measure of market competition and customer dynamics. The following table shows our Russian and Ukrainian subscriber churn for the periods indicated.

	Year Ended December 31,
	2003		2002	2001
Subscriber Churn
Russia	47.3%		33.9%	26.8%
Ukraine	23.8	%(1)	n/a	n/a

(1)
Annualized value calculated based on the months of March through December 2003.

        The trend of increasing churn is due to the continued growth of competition in our license areas, an increase in seasonal subscribers who use our network only during the summer months of May through October, and a general increase in migrating subscribers (including those switching between different tariff plans we offer).

        While our subscribers and revenues have been growing, our average monthly service revenues per subscriber have been decreasing. We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows our average monthly service revenue per subscriber and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2003		2002	2001
Average monthly service revenue per subscriber
Russia	$17		$23	$36
Ukraine	$15	(1)	n/a	n/a
Average monthly minutes of use per subscriber
Russia	144		159	157
Ukraine	97	(1)	n/a	n/a

(1)
Calculated based on the months of March through December 2003.

        Average monthly service revenue per subscriber for Russia decreased from $23 for the year ended December 31, 2002 to $17 for the year ended December 31, 2003. We expect to see a continued decline in average monthly revenues per subscriber due to tariff decreases and the increasing ratio of mass-market subscribers in our subscriber mix. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber which may adversely affect our results of operations," "Trend Information—Sales" below and "Item 4. Information on Our Company—B. Business Overview."

Revenues

        Our principal sources of revenue are:

  •
  service revenues, including usage fees, monthly subscription fees, roaming fees, value-added service fees and prepaid phone cards;

  •
  connection fees; and

  •
  revenues from sales of equipment, primarily handsets and accessories.

        We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority.

  Service Revenues

        Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls, except for incoming local calls originated by one of our subscribers and received by another one of our subscribers. However, we currently have in place certain promotions whereby our "Jeans" tariff subscribers receive all incoming calls from certain other mobile providers free of charge.

        The charges for outgoing calls to other cellular operators and to the public service telephone network are higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues were 71.7% in 2003, 67.3% in 2002 and 69.3% in 2001. We generally expect usage fees to grow as a percentage of total net revenues. The further development of our "Jeans" tariff, which has no monthly subscription fee, will support this trend. However, usage fees declined as a percentage of revenues for the year ended December 31, 2002 due to the introduction of new tariff plans based on monthly subscription fees. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Monthly subscription fees consist of fixed monthly charges for network access. Monthly subscription fees represented 17.9% of our total net revenues in 2003, 18.2% in 2002, and 16.9% in 2001. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over certain number of pre-paid minutes. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by the factors discussed in the previous paragraph.

        Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 6.0% of our total net revenues in 2003, 6.7% in 2002, and 6.7% in 2001. We generally expect roaming fees to decline as a percentage of total net revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers.

        We offer our subscribers an array of value-added services, including call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and SMS. For the years ended December 31, 2003 and 2002, monthly average SMS usage was 16 and 10 text messages sent per subscriber in Russia, respectively. These services have historically comprised a small proportion of total net revenues and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase slightly with subscriber growth. We expect that revenue from value-added services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

  Connection Fees

        Connection fees consist of charges paid to us by subscribers for initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life as described in Note 2 to our audited consolidated financial statements. Connection fees represented 1.2% of our total net revenues in 2003, 1.8% in 2002, and 2.3% in 2001. We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

  Equipment Sales (Handsets and Accessories)

        Some of our subscribers purchase their handsets and accessories directly from us and from dealers who purchase such handsets and accessories from us. Since 1998, we have offered subscribers dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands, and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 3.2% of our total net revenue in 2003, 4.6% in 2002, and 4.7% in 2001. Our average selling price of handsets declined significantly between 2000 and 2002 and continued to decline in 2003. We generally do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for contract subscribers. See "—Cost of Services and Products—Costs of Equipment" below.

        We expect the demand for our handsets and accessories to continue to decrease, due to the availability of cheaper "grey" handsets in our markets, as well as the fact that many new subscribers already own a handset, either purchased on the grey market or because they are churn clients from other operators. We expect that as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline.

Expenses

        Our principal expenses are:

  •
  cost of services and products, including interconnection and line rental, cost of equipment and roaming expenses;

  •
  operating expenses, such as salaries, rent and other general and administrative expenses, including provisions for doubtful accounts;

  •
  sales and marketing expenses;

  •
  depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets;

  •
  interest expense; and

  •
  provision for income taxes.

  Cost of Services and Products

        Interconnection and Line Rental.    Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under "Item 4. Information on Our Company—

B. Business Overview—Network Technology—Interconnect Arrangements and Telephone Numbering Capacity."

        We expect unit interconnect costs to decline, although the aggregate amount payable by us will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines, as well as availability and usability of substitutes such as microwave links owned by us. We expect that expenses relating to leased lines will decrease as a percentage of total net revenues as we continue to expand the use of our own fiber-optic network in our license areas.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

        Costs of Equipment.    Cost of equipment includes primarily the cost of handsets and accessories sold to dealers and subscribers, and the cost of production of SIM cards. We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technological advances and competitive pressures in the market for handsets.

        In Ukraine, we subsidize handsets for contract subscribers. In 2003, we provided net handset subsidies in Ukraine for a total cost of $34.9 million, which is included in cost of equipment. Handset subsidies in Russia for the year ended December 31, 2003 were not material.

        Generally, we provide SIM cards to our customers free of charge. Production costs of SIM cards amounted to $68.3 million in 2003, $26.3 million in 2002, and $13.4 million in 2001. The growth of SIM cards expense in 2003 occurred mainly due to the increase in subscribers and internal churn within our subscriber base, especially following the launch in November 2002 of the "Jeans" tariff plan.

  Operating Expenses

        Our operating expenses consist primarily of:

  •
  employee salaries;

  •
  social contributions payable to the government;

  •
  taxes other than income taxes, e.g., taxes based on sales and property taxes;

  •
  general and administrative expenses;

  •
  repair and maintenance;

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

        We generally expect our provision for doubtful accounts as a percentage of net revenues to remain stable as a result of our continued use of our advance payment system, whereby subscribers' fees are debited from amounts paid by subscribers into their accounts in advance of line usage. In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. See "Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing." However, our operating expenses for the year ended December 31, 2003 included $32.6 million of provision expense in comparison with $7.0 million of provision expense in 2002 mainly due to dealer and subscriber fraud discovered in the first quarter of 2003 for which we took a charge of $16.7 million. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to implement the necessary infrastructure to manage our growth could have a material adverse affect on our business and results of operations."

  Sales and Marketing

        Our sales and marketing expenses consist of:

  •
  dealer commissions on new connections and advances collection from subscribers; and

  •
  expenses for advertising and promotion.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas and are expected to increase as subscriber numbers and market competition increase. In addition, we expect these costs to increase as we further develop our brand and introduce value-added services.

        Prior to February 1, 2004, we paid the full amount of commission when a dealer activated a subscriber's contract. If such subscriber's usage of our voice and non-voice services over the following six-month period amounted to less than the amount of the dealer's commission, the dealer was required to reimburse the difference to us. Effective from February 1, 2004, dealer commissions are deferred over a period of up to one year. We now pay commissions to dealers on a monthly basis, based on the revenues we receive from subscribers activated by a particular dealer. However, the total amount of commissions paid to dealers has remained unchanged. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited for up to a year after a subscriber is activated.

        We measure subscriber acquisition costs to monitor the cost-effectiveness of our sales and marketing. We define subscriber acquisition costs as total sales and marketing expenses for the period per additional subscriber. The following table shows subscriber acquisition costs by segment for the periods indicated:

	Year Ended December 31,
	2003		2002	2001
Subscriber Acquisition Costs
Russia	$26		$35	$56
MTS OJSC	$32		$48	$65
Telecom XXI	$22		$24	n/a
Russian regions	$17		$18	$22
UMC	$32	(1)	n/a	n/a

(1)
Calculated based on the months of March through December 2003.

  Depreciation of Property, Network Equipment and Amortization of Intangibles

        We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase significantly in line with our network development program and the build out associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our network development program and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill. At that date, we reclassified the carrying value of goodwill of $22.0 million to licenses.

  Research and Development, Patents and Licenses, Etc.

        Our research and development activities were not significant for the last three years and primarily included activities focused on new telecommunication technologies and evaluation of new or improved services and systems. Expenditures on research and development are recognized as expenses when they are incurred. We did not spend any significant amounts during the last three financial years on our research and development activities.

  Interest Expense

        We expect interest expense to continue to increase, which is principally associated with external debt incurred to finance our network development program and the build out associated with our regional license areas.

  Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 "Income Tax of Organizations" of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

        The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. During each of the past three years, these expenses were computed according to several special deductibility regulations. These regulations combined very detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible under Western tax systems, such as:

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

        Interest paid on loans, including the loans from our subsidiary, Mobile TeleSystems Finance S.A., made to us in connection with our notes, is deductible to the extent the interest rate does not exceed 15%. The deductibility rules for advertising and business travel expenses were also revised and relaxed significantly.

        The tax legislation that was in force prior to 2002 established certain benefits and concessions for companies engaged in the production and service industries. Notably, taxable income could be reduced by amounts reinvested for specific purposes. However, the total reduction from this form of incentive together with certain other reductions could not exceed 50% of the taxable income for the period. The most significant reinvestment purposes that benefited from these concessions were technical re-equipment, reconstruction, expansion and development of production facilities, and the installation of new facilities. We used these concessions extensively in prior years. The new income tax legislation does not provide for special tax concessions related to investments in infrastructure.

        In 2001, our statutory income tax rate in Russia was 35%. Effective January 1, 2002, the statutory income tax rate was reduced to 24%. As the result of this reduction, we recognized a net deferred tax benefit of approximately $22.0 million in 2001.

        In 2003, statutory income tax rate in Ukraine was 30%. From January 1, 2004, Ukrainian statutory income tax rate changes to 25% as a result of changes in legislation.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. We believe that we have adequately provided for tax liabilities in our consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition.

        Below is the list of our major acquisitions during 2001–2003.

Company	License area	Date of acquisition	Stake acquired	Purchase price*
				(in millions)
2001
Telecom XXI	10 regions in northwest Russia, including St. Petersburg	May 2001	100.0%	$49.7
Telecom-900	Controlling stake in 3 regional operators: (1) 60% of FECS-900 (several regions in Far East of Russia); (2) 53% of Uraltel (Ural region); and (3) 51% of SCS-900 (several regions in Siberian part of Russia)	August 2001	81.0%	26.8

				$76.5

2002
Kuban-GSM	Krasnodar region	March 2002	51.0%	$71.4
Kuban-GSM	Krasnodar region	October 2002	1.7%	5.0
BM-Telecom	Bashkortostan Republic	May 2002	100.0%	41.0
MTS-Barnaul	Altai region	July 2002	100.0%	2.4
Dontelecom	Rostov region	October 2002	100.0%	22.5
BIT	4 regions in the Far East of Russia	October 2002	100.0%	0.9
Telecom-900	See above	November 2002	19.0%	6.9

				$150.1

2003
UMC	Ukraine	March 2003	57.7%	$199.0
UMC	Ukraine	June 2003	26.0%	87.6
UMC	Ukraine	July 2003	16.3%	91.7
TAIF Telcom	Tatarstan Republic and Volga region	April 2003	51.0%	61.0
TAIF Telcom	Tatarstan Republic and Volga region	May 2003	1.7%	2.3
Sibchallenge	Krasnoyarsk region	August 2003	100.0%	45.5
TSS	Eastern Siberia	September 2003	100.0%	47.0
Kuban-GSM	Krasnodar region	September 2003	47.3%	107.0

				$641.1

*
Excluding acquisition-related costs.

        In addition, we acquired controlling and non-controlling stakes in several small regional companies. Moreover, we increased our shareholdings in several subsidiaries by acquiring stakes from minority shareholders. See "Item 4. Information on Our Company—A. History and Development—Acquisitions" and Note 4 to our audited consolidated financial statements for further details. See also Note 2 to our audited consolidated financial statements for the list of our significant subsidiaries as of December 31, 2003.

Results of Operations

        The following table sets forth selected financial information by segment:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Revenues
MTS OJSC	$1,471,198	$1,044,877	$831,857
Telecom XXI	210,460	79,166	n/a
Russian regions	601,171	291,143	64,780
UMC	394,038	n/a	n/a
Eliminations(1)	(130,669)	(53,430)	(3,390)

Net revenues as reported	$2,546,198	$1,361,756	$893,247

Costs of services and products, exclusive of depreciation and amortization shown separately below
MTS OJSC	$315,021	$235,957	$168,323
Telecom XXI	33,348	18,415	n/a
Russian regions	141,765	75,467	17,144
UMC	94,959	n/a	n/a
Eliminations(1)	(110,914)	(43,168)	(1,974)

Cost of services and products as reported	$474,179	$286,672	$183,493

Operating expenses
MTS OJSC	$241,069	$173,377	$121,055
Telecom XXI	28,071	18,894	n/a
Russian regions	88,074	39,213	13,543
UMC	50,192	n/a	n/a
Eliminations(1)	(684)	(2,428)	—

Operating expenses as reported	$406,722	$229,056	$134,598

Sales and marketing expenses
MTS OJSC	$187,325	$125,841	$102,806
Telecom XXI	31,627	22,183	n/a
Russian regions	58,672	27,599	5,516
UMC	50,791	n/a	n/a
Eliminations(1)	(1,632)	(3,646)	(593)

Sales and marketing expenses as reported	$326,783	$171,977	$107,729

Depreciation and amortization
MTS OJSC	$199,946	$144,004	$114,923
Telecom XXI	36,782	17,343	n/a
Russian regions	114,484	48,333	18,395
UMC	66,392	n/a	n/a
Eliminations(1)	(1,688)	—	—

Depreciation and amortization as reported	$415,916	$209,680	$133,318

Operating income
MTS OJSC	$527,837	$365,698	$316,894
Telecom XXI	80,632	2,331	n/a
Russian regions	198,176	100,531	8,039
UMC	131,704	n/a	n/a
Eliminations(1)	(15,751)	4,189	(824)

Operating income as reported	$922,598	$464,371	$324,109

(1)
Represents the elimination of intercompany sales, operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies, as well as of other intercompany transactions.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Revenues and cost of services and products

        Consolidated revenues for the year ended December 31, 2003 increased by $1,184.4 million, or 87.0%, to $2,546.2 million from $1,361.8 million for the year ended December 31, 2002. This increase was primarily due to the significant growth in our subscriber base from 6.64 million as of December 31, 2002 to 16.72 million as of December 31, 2003. A portion of the growth in the subscriber base was due to acquisitions during 2003, including UMC. At the time of acquisition, UMC had 1.8 million subscribers, which grew to 3.3 million subscribers as of the end of the year. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow license area, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased 26% from $23 per subscriber for the year ended December 31, 2002 to $17 for the year ended December 31, 2003. Our sales and marketing effort and the expansion of our network as well as improving general economic conditions and income levels in Russia and Ukraine were primarily responsible for the growth in our subscriber base.

        For the year ended December 31, 2003, service revenues increased by $1,161.4 million, or 91.1%, to $2,435.7 million compared to $1,274.3 million for the year ended December 31, 2002 due to the growth in the number of our subscribers, as explained above. Connection fees increased by only $4.5 million, or 18.2%, compared to the year ended December 31, 2002 due to the introduction of tariff plans without connection fees, including our "Jeans" tariff, and low connection fee tariff plans. Equipment revenues increased by $18.5 million, or 29.5%, for the year ended December 31, 2003, compared to the year ended December 31, 2002 due to subscriber growth in 2003, although not as fast as subscriber growth because the average selling price of handsets declined and many of our new subscribers already own handsets.

        Consolidated cost of services and products for the year ended December 31, 2003 increased 65.4% to $474.2 million from $286.7 million for the year ended December 31, 2002. The increase in costs was primarily attributable to subscriber growth and related growth of traffic related expenses and cost of equipment sold, as well as the inclusion of ten months of UMC's results, which added $94.1 million to consolidated cost of services and products after intercompany eliminations.

        Consolidated gross margin was 81.4% for the year ended December 31, 2003 compared to 78.9% for the year ended December 31, 2002. We believe that this increase in our consolidated gross margin is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained in part by lower costs of leasing telecommunication lines relative to our increasing revenues as we build out our own fiber-optics network in our license areas.

        MTS OJSC revenues for the year ended December 31, 2003 increased 40.8% to $1,471.2 million from $1,044.9 million for the year ended December 31, 2002. Our subscriber base in the MTS OJSC license areas increased by 74.3% from 3.7 million as of December 31, 2002 to 6.5 million as of December 31, 2003. The increase in the subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers in our subscriber mix.

        MTS OJSC cost of services and products for the year ended December 31, 2003 increased 33.5% to $315.0 million from $236.0 million for the year ended December 31, 2002. This was primarily due to the $37.8 million and $27.6 million increases in roaming expenses and cost of equipment, respectively, resulting from an increase in the number of subscribers and related growth of roaming traffic and cost of equipment sold. Roaming expenses increased to $126.7 million, or 8.6% of segment revenues, for the year ended December 31, 2003 from $88.9 million, or 8.5% of segment revenues, for the year ended December 31, 2002. Cost of equipment increased to $89.8 million, or 6.1% of segment revenues, for the year ended December 31, 2003 from $62.2 million, or 6.0% of segment revenues, for the year ended December 31, 2002.

        MTS OJSC gross margin increased 42.9% to $1,156.2 million in 2003 from $808.9 million in 2002. MTS OJSC's gross margin percentage increased to 78.6% in 2003 from 77.4% in 2002, which increase is explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

        Telecom XXI revenues for the year ended December 31, 2003 increased 165.8% to $210.5 million from $79.2 million for the year ended December 31, 2002, which was Telecom XXI's first year of operations. Our subscriber base in the Telecom XXI license areas increased by 95.1% from 0.9 million as of December 31, 2002 to 1.7 million as of December 31, 2003. We also increased our tariffs in 2003.

        Telecom XXI cost of services and products for the year ended December 31, 2003 increased 81.0% to $33.3 million from $18.4 million for the year ended December 31, 2002. This was primarily due to the $8.5 million and $7.5 million increases in interconnection and line rental expenses and roaming expenses, respectively. Interconnection and line rental expenses increased to $14.0 million, or 6.7% of segment revenues, in 2003 from $5.5 million, or 6.9% of segment revenues, in 2002 mainly due to increase of number of base stations in use. Roaming expenses increased to $12.5 million, or 5.9% of segment revenues, for the year ended December 31, 2003 from $5.0 million, or 6.3% of segment revenues, for the year ended December 31, 2002 mainly due to subscriber growth and related traffic expenses.

        Telecom XXI gross margin increased 191.3% to $177.1 million in 2003 from $60.8 million in 2002. Telecom XXI gross margin percentage increased to 84.2% in 2003 from 76.7% in 2002, which increase is primarily explained by the increase in tariffs discussed above.

        Russian regions revenues for the year ended December 31, 2003 increased 106.5% to $601.2 million from $291.1 million for the year ended December 31, 2002. Our subscriber base in the Russian regions increased by 153.2% from 2.0 million as of December 31, 2002 to 5.2 million as of December 31, 2003, consistent with our expansion into the regions.

        Russian regions cost of services and products for the year ended December 31, 2003 increased 87.8% to $141.8 million from $75.5 million for the year ended December 31, 2002 due to subscriber growth and related traffic expenses.

        Russian regions gross margin increased $243.7 million, or 113.0%, from $215.7 million in 2002 to $459.4 million in 2003, primarily due to the increase in the number of subscribers. Our gross margin percentage for the Russian regions increased to 76.4% in 2003 from 74.1% in 2002, which increase is explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

        UMC revenues for the year ended December 31, 2003, were $394.0 million. UMC cost of services and products for the year ended December 31, 2003 was $95.0 million, resulting in a gross margin of $299.0 million. Gross margin percentage was 75.9% in 2003.

Operating expenses

        Consolidated operating expenses for the year ended December 31, 2003 increased 77.5% to $406.7 million from $229.1 million for the year ended December 31, 2002. The increase in operating expenses was largely attributable to subscriber growth and the acquisition of UMC, which contributed $50.2 million to consolidated operating expenses for the year ended December 31, 2003 after intercompany elimination. In 2003, we experienced an increase of $72.1 million in salaries and related social contributions for additional personnel and an increase in network repair and maintenance expenses of $19.0 million due to the expansion and aging of our network, as compared to the prior period. Our operating expenses for the year ended December 31, 2003 also included a $16.7 million provision related to dealer and subscriber fraud. Operating expenses as a percentage of net revenues were, however, relatively stable at 16.0% and 16.8% for the years ended December 31, 2003 and 2002, respectively.

        MTS OJSC operating expenses for the year ended December 31, 2003 increased 39.0% to $241.1 million from $173.4 million for the year ended December 31, 2002. The most significant increases were in the areas of bad debt, mainly related to dealer and subscriber fraud as discussed above ($16.7 million), and salaries and related social contributions for additional personnel ($28.6 million). Operating expenses as a percentage of segment revenues remained relatively stable at 16.4% for the year ended December 31, 2003, as compared to 16.6% for the year ended December 31, 2002.

        Telecom XXI operating expenses for the year ended December 31, 2003 increased 48.7% to $28.1 million from $18.9 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($5.3 million). Operating expenses as a percentage of segment revenues decreased to 13.3% for the year ended December 31, 2003, as compared to 20.8% for the year ended December 31, 2002 mainly due to the fact that 2002 was the first year of the commercial operations and we incurred more start-up operating expenses in that period.

        Russian regions operating expenses for the year ended December 31, 2003 increased 124.7% to $88.1 million from $39.2 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($21.3 million) and repair and maintenance expenses for expanded network ($4.6 million). Operating expenses as a percentage of segment revenues increased to 14.7% for the year ended December 31, 2003, as compared to 13.5% for the year ended December 31, 2002, due to higher expenses in connection with our continuing expansion into the regions.

        UMC operating expenses for the year ended December 31, 2003 were $50.2 million, or 12.7% of segment revenues.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2003 increased 90.0% to $326.8 million from $172.0 million for the year ended December 31, 2002. The increase in sales and marketing expenses was largely related to subscriber growth and the acquisition of UMC, which contributed $50.8 million to the consolidated sales and marketing expenses for the year ended December 31, 2003. The components of growth in sales and marketing expenses were an increase of $101.4 million in commissions paid to dealers and an increase of $57.0 million in advertising and promotion expenses. The increase in commissions paid to dealers was primarily due to an increase in the volume of sales through dealers, partially offset by a decrease in the amounts payable to dealers for every customer connected to our network. The increase in advertising and promotion expenses related to the separate marketing effort for the "Jeans" brand which was launched in November 2002, increased overall marketing efforts and higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues remained relatively stable at 12.8% for the year ended December 31, 2003, as compared to 12.6% for the year ended December 31, 2002.

        MTS OJSC sales and marketing expenses for the year ended December 30, 2003 increased 48.9% to $187.3 million from $125.8 million for the year ended December 31, 2002. Sales and marketing expenses as a percentage of segment revenues increased to 12.7% for the year ended December 31, 2003 from 12.0% for the year ended December 31, 2002. This increase in sales and marketing expenses as a percentage of segment revenues can be explained by our strategy of pursuing distinct and separate marketing of our MTS and "Jeans" brand identities. Moreover, MTS OJSC has traditionally incurred the costs of our national television advertising campaign, which has experienced significant inflation in the last year. We do not allocate a portion of these television advertising costs to the Telecom XXI and Russian regions segments even though sales in these regions benefit from this national advertising.

        Telecom XXI sales and marketing expenses for the year ended December 31, 2003 increased 42.3% to $31.6 million from $22.2 million for the year ended December 31, 2002, as a result of the expansion of the operations into regions other than St. Petersburg and increase in dealers commission due to general growth of sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 15.0% for the year ended December 31, 2003 from 28.0% for the year ended December 31, 2002 mainly due to the start-up advertising campaign in 2002, the first year of commercial operations of Telecom XXI.

        Russian regions sales and marketing expenses for the year ended December 31, 2003 increased 112.7% to $58.7 million from $27.6 million for the year ended December 31, 2002, as a result of our acquisitions during 2002 and 2003 and the expansion of the existing regional operations. Sales and marketing expenses as a percentage of segment revenues remained stable at 9.8% for the year ended December 31, 2003, as compared to 9.5% for the year ended December 31, 2002.

        UMC sales and marketing expenses for the year ended December 31, 2003 were $50.8 million, or 12.9% of segment revenues.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2003 increased 98.3% to $415.9 million from $209.7 million for the year ended December 31, 2002. Depreciation and amortization expenses as a percentage of net revenues increased to 16.3% for the year ended December 31, 2003 from 15.4% for the year ended December 31, 2002. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, especially with respect to Telecom XXI, and acquisitions of regional operations in Russia and the amortization of license costs, acquired customer base and tangible assets of UMC, which contributed $66.4 million to consolidated depreciation and amortization during 2003.

        MTS OJSC depreciation and amortization for the year ended December 31, 2003 increased 38.8% to $199.9 million from $144.0 million for the year ended December 31, 2002 but remained relatively stable as a percentage of segment revenues at 13.6% for the year ended December 31, 2003, as compared to 13.8% for the year ended December 31, 2002.

        Telecom XXI depreciation and amortization for the year ended December 31, 2003 increased 112.7% to $36.8 million from $17.3 million for the year ended December 31, 2002 and decreased as a percentage of segment revenues to 17.5% from 21.8%. This decrease is explained by the fact that 2002 was the first year of Telecom XXI commercial operations and therefore revenues were lower in 2002 compared to 2003 although extensive capital investments into network build-up resulted in a high depreciation expense in both years.

        Russian regions depreciation and amortization for the year ended December 31, 2003 increased 137.1% to $114.5 million from $48.3 million for the year ended December 31, 2002 and increased as a percentage of segment revenues to 19.0% from 16.6%. The increase in the depreciation and amortization expense is associated with assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban-GSM, Dontelecom, BM-Telecom, TAIF Telcom and other regional operators.

        UMC depreciation and amortization for the year ended December 31, 2003, was $66.4 million, or 16.9% of segment revenues.

Operating Income

        Consolidated operating income for the year ended December 31, 2003 increased 98.7% to $922.6 million, including $127.6 million of UMC's result after intercompany elimination for ten months ending December 31, 2003, from $464.4 million for the year ended December 31, 2002. Operating income as a percentage of net revenues was at 36.2% for the year ended December 31, 2003 and 34.1% for the year ended December 31, 2002.

        MTS OJSC operating income for the year ended December 31, 2003 increased 44.3% to $527.8 million from $365.7 million for the year ended December 31, 2002 and remained relatively stable as a percentage of segment revenues at 35.9% for the year ended December 31, 2003, as compared to 35.0% for the year ended December 31, 2002.

        Telecom XXI operating income for the year ended December 31, 2003 increased to $80.6 million, or 38.3% of segment revenues, from $2.3 million, or 2.9% of segment revenues, for the year ended December 31, 2002. Telecom XXI experienced higher profitability as large start-up expenses incurred in 2002 resulted in revenue growth in 2003 and due to higher tariffs that were implemented in 2003.

        Russian regions operating income for the year ended December 31, 2003 increased 97.2% to $198.2 million, or 33.0% of segment revenues, from $100.5 million, or 34.5% of segment revenues, for the year ended December 31, 2002. The growth in operating income of Russian regions occurred due to overall organic and acquisitional growth of the regional business (growth of subscriber base and revenues), followed by respective growth of cost of services and operating expenses.

        UMC operating income for the year ended December 31, 2003, was $131.7 million, or 33.4% of segment revenues.

Currency exchange and translation gain

        Consolidated currency exchange and translation gain for the year ended December 31, 2003 was $0.7 million, compared to a $3.5 million loss for the year ended December 31, 2002. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debt" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Interest expense

        Consolidated interest expense for the year ended December 31, 2003 increased 140.1% to $106.6 million from $44.4 million for the year ended December 31, 2002, primarily as the result of interest expense related to our $400.0 million notes issuances in January 2003, $300.0 million notes issuance in August 2003 and $400.0 million notes issuance in October 2003. In addition, debt assumed in our acquisitions of UMC, TAIF Telcom, Sibchallenge and TSS in 2003 amounted to $88.3 million.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2003 increased 119.7% to $242.5 million from $110.4 million for the year ended December 31, 2002. The effective tax rate increased to 29.2% in 2003 from 25.8% in 2002 as a result of UMC acquisition in 2003 (in Ukraine the tax rate was 30% in 2003) and a lower level of non-deductible expenses for the year ended December 31, 2003. In addition, the deferred income tax benefit increased $24.0 million to $43.0 million for the year ended December 31, 2003 from $19.0 million for the year ended December 31, 2002 as a result of the increase in the amortization of licenses and other intangible assets of the regional operators acquired during 2002 and 2003.

Minority interest

        Minority interest for the year ended December 31, 2003 increased by $32.0 million to $71.7 million from $39.7 million for the year ended December 31, 2002 as a result of growth in net income of regional operators, including $23.4 million for Kuban-GSM, $17.0 million for Telecom-900 and $13.1 million for Recom, and due to regional operators acquired in 2003, including $3.6 million for TAIF Telcom and $10.6 million for UMC for the period prior to the purchase of 100% of UMC in July 2003.

Net income

        Net income for the year ended December 31, 2003 increased by $240.1 million, or 86.6%, to $517.2 million, compared to $277.1 million for the year ended December 31, 2002, due to overall growth of our operations and the factors discussed above. Net income as a percentage of revenues was 20.3% in 2002 and 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Revenues and cost of services and products

        Consolidated revenues for the year ended December 31, 2002 increased 52.5% to $1,361.8 million from $893.2 million for the year ended December 31, 2001. This increase was primarily due to the significant growth in our subscribers from 2.7 million as of December 31, 2001 to 6.6 million as of December 31, 2002, an increase of 151%. The increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area and our continued expansion into the regions outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber decreased 36.4% from $36 per subscriber in 2001 to $23 in 2002.

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

        MTS OJSC revenues for the year ended December 31, 2002 increased 25.6% to $1,044.9 million from $831.9 million for the year ended December 31, 2001. Although mobile penetration in the Moscow license area is higher than in the Russian regions, we continued to attract new subscribers in the Moscow market by introducing new tariff plans and actively marketing our services. As a result of these efforts, our subscriber base in the Moscow license area increased from 2.0 million as of December 31, 2001 to 3.1 million as of December 31, 2002.

        MTS OJSC cost of services and products for the year ended December 31, 2002 increased 40.2% to $236.0 million from $168.3 million for the year ended December 31, 2001. This was primarily due to the cost of equipment increasing by $27.2 million to $62.2 million for the year ended December 31, 2002 from $35.0 million for the year ended December 31, 2001, resulting from an increase in the number of subscribers. This represents an increase as a percentage of segment revenues to 6.0% from 4.2%. Interconnection and line rental charges increased to $84.9 million in 2002 from $68.2 million in 2001, but declined slightly as a percentage of segment revenues to 8.1% from 8.2%. Roaming expenses increased to $88.9 million, or 8.5% of segment revenues, in 2002 from $65.1 million, or 7.8% of segment revenues, in 2001.

        MTS OJSC gross margin increased 21.9% to $808.9 million in 2002 from $663.5 million in 2001. However, our gross margin percentage decreased from 79.8% in 2001 to 77.4% in 2002 primarily as a result of lower revenue per minute of use due to the introduction of lower tariffs during 2002.

        Russian regions (including Telecom XXI) revenues for the year ended December 31, 2002 increased 471.5% to $370.3 million from $64.8 million for the year ended December 31, 2001. The growth in revenues resulted from our continued expansion into the regions through organic growth and acquisitions. Our subscriber base in the Russian regions increased from 375,000 as of December 31, 2001 to 2.9 million as of December 31, 2002. Our acquisitions of Kuban-GSM and other regional operators, added approximately 640,000 subscribers. Additional subscribers were attracted through active marketing campaigns in Kuban, St. Petersburg and other license areas.

        Russian regions (including Telecom XXI) cost of services and products for the year ended December 31, 2002 increased 449.1% to $93.9 million from $17.1 million for the year ended December 31, 2001 due to subscriber growth.

        Russian regions (including Telecom XXI) gross margin increased $231.0 million, or 480.7%, from $47.6 million in 2001 to $276.4 million in 2002, primarily due to acquisitions of Kuban-GSM and other regional operators during 2002 as well as the launch of commercial operations by Telecom XXI in St. Petersburg in the end of 2001. Our gross margin percentage for the Russian regions increased to 74.6% in 2002 from 73.5% in 2001 primarily as a result of the increase in revenues from subscriber growth being greater than the growth in costs.

Operating expenses

        Consolidated operating expenses for the year ended December 31, 2002 increased 70.2% to $229.1 million from $134.6 million for the year ended December 31, 2001. Operating expenses as a percentage of net revenues increased to 16.8% for the year ended December 31, 2002, as compared to 15.1% for the year ended December 31, 2001. The increase in operating expenses was primarily due to an increase of $40.3 million in salaries and related social contributions for additional personnel, an increase of $13.8 million in taxes other than income taxes and an increase in network repair and maintenance expenses of $9.8 million.

        MTS OJSC operating expenses for the year ended December 31, 2002 increased 43.2% to $173.4 million from $121.1 million for the year ended December 31, 2001. The most significant increases were in the areas of salaries and related social contributions and network repair and maintenance expenses, as discussed above. Operating expenses as a percentage of segment revenues increased to 16.6% for the year ended December 31, 2002, as compared to 14.6% for the year ended December 31, 2001.

        Russian regions (including Telecom XXI) operating expenses for the year ended December 31, 2002 increased 330.4% to $58.1 million from $13.5 million for the year ended December 31, 2001. Operating expenses as a percentage of segment revenues decreased to 15.7% for the year ended December 31, 2002, as compared to 20.9% for the year ended December 31, 2001 primarily due to the consolidation of Kuban-GSM, with a relatively low ratio of operating expenses to revenues.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2002 increased 59.6% to $172.0 million from $107.7 million for the year ended December 31, 2001. The increase in sales and marketing expenses of $64.2 million resulted from an increase of $58.3 million in commissions paid to dealers and an increase of $13.8 million in advertising and promotion expenses, offset by a decrease of $7.9 million in handset subsidies. The increase in commissions paid to dealers primarily resulted from the increase in the volume of sales through dealers. Sales and marketing expenses as a percentage of net revenues was 12.1% for the year ended December 31, 2001 and 12.6% for the year ended December 31, 2002.

        MTS OJSC sales and marketing expenses for the year ended December 31, 2002 increased 22.4% to $125.8 million from $102.8 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues fell to 12.0% for the year ended December 31, 2002 from 12.4% for the year ended December 31, 2001.

        Russian regions (including Telecom XXI) sales and marketing expenses for the year ended December 31, 2002 increased to $49.8 million from $5.5 million for the year ended December 31, 2001. Sales and marketing expenses as a percentage of segment revenues increased to 13.4% for the year ended December 31, 2002 from 8.5% for the year ended December 31, 2001. This increase resulted primarily from increased advertising expenses in 2002 in connection with our expansion into the regional markets.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of network equipment, telephone numbering capacity and license costs for the year ended December 31, 2002 increased 57.3% to $209.7 million from $133.3 million for the year ended December 31, 2001. Depreciation and amortization expenses as a percentage of net revenues increased to 15.4% for the year ended December 31, 2002 from 14.9% for the year ended December 31, 2001. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisitions of Kuban-GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

        MTS OJSC depreciation and amortization for the year ended December 31, 2002 increased 25.3% to $144.0 million, or 13.8% of segment revenues, compared to $114.9 million, also 13.8% of segment revenues, for the year ended December 31, 2001. The increased depreciation and amortization costs related to an increase in the continued build out of our network.

        Russian regions (including Telecom XXI) depreciation and amortization for the year ended December 31, 2002 increased 257.1% to $65.7 million from $18.4 million for the year ended December 31, 2001 but declined as a percentage of segment revenues to 17.7% from 28.4%. The increase in the depreciation and amortization expense is associated with the consolidation of assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban-GSM, BM-Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002.

Impairment of investment

        Impairment of investment for the year ended December 31, 2001 was $10.0 million. This charge related to payments made to the government of Belarus in connection with our tender for a license in Belarus which, at that time, we believed would not be recoverable. See Note 22 to our audited consolidated financial statements. We did not record any impairment charges for the year ended December 31, 2002.

Operating Income

        Consolidated operating income for the year ended December 31, 2002, increased 43.3% to $464.4 million from $324.1 million for the year ended December 31, 2001. Operating income as a percentage of net revenues for the year ended December 31, 2002 decreased to 34.1% from 36.3% for the year ended December 31, 2001.

        MTS OJSC operating income for the year ended December 31, 2002 increased 15.4% to $365.7 million from $316.9 million for the year ended December 31, 2001 but declined as a percentage of segment revenues to 35.0% from 38.1%. Our increased operating income primarily resulted from the growth of our subscriber base, partially offset by higher operating expenses and lower tariffs.

        Russian regions (including Telecom XXI) operating income for the year ended December 31, 2002 increased to $102.9 million, or 27.8% of segment revenues, from $8.0 million, or 12.4% of segment revenues, for the year ended December 31, 2001. The increased operating income in the Russian regions was due to the benefits of lower costs of operations resulting from the significant expansion in the regions, partially offset by lower average monthly service revenue per unit and higher depreciation and amortization expenses.

Currency exchange and translation losses

        Consolidated currency exchange and translation losses for the year ended December 31, 2002 increased to $3.5 million from $2.3 million for the year ended December 31, 2001. The ruble continued to devalue against the dollar during 2002 resulting in the increased loss. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debt" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Interest expense

        Consolidated interest expense for the year ended December 31, 2002 increased to $44.4 million from $6.9 million for the year ended December 31, 2001 as the result of interest expense related to our $250.0 million and $50.0 million notes issuances in December 2001 and March 2002, respectively, as well as debt assumed in our acquisitions of Kuban-GSM and BM-Telecom in 2002.

  Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2002 increased 12.5% to $110.4 million from $98.1 million for the year ended December 31, 2001. The effective tax rate decreased to 25.8% in 2002 from 29.8% in 2001 as a result of a decrease in the corporate income tax rate from 35% to 24% effective January 1, 2002. The decrease in the corporate income tax rate was partially offset by the elimination in 2002 of investment tax concessions related to investments in infrastructure that were used extensively by us, that approximated $27.1 million in 2001. In addition, effective January 1, 2002 tax rules were changed such that expenses previously not deductible for tax purposes became deductible. Non-deductible expenses decreased $35.4 million from $44.4 million in 2001 to $9.0 million in 2002.

  Minority interest

        Minority interest for the year ended December 31, 2002 increased by $32.2 million to $39.7 million, compared to $7.5 million for the year ended December 31, 2001 primarily due to minority shareholders' interest in net income of Telecom-900 of $12.2 million and Kuban-GSM of $8.7 million.

  Cumulative effect of a change in accounting principle

        In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. There were no changes in accounting principles in 2002. See Note 3 to our audited consolidated financial statements.

  Net income

        Net income for the year ended December 31, 2002 increased by $71.3 million, or 34.6%, to $277.1 million, compared to $205.8 million for the year ended December 31, 2001, as a result of the foregoing factors.

Liquidity and Capital Resources

        In July 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349.0 million. In December 2001 and March 2002, we raised approximately $294.0 million through U.S. dollar-denominated notes offerings in international capital markets. In January, August and October 2003, we raised approximately $396.0 million, $297.0 million and $396.0 million, respectively, through additional U.S. dollar-denominated notes offerings in international capital markets. In total, we have accessed international capital markets through the sale of unsecured notes five times since December 2001 in an aggregate principal amount of $1.4 billion, with $1.1 billion of such amount being raised in 2003. As of December 31, 2003, we had indebtedness of approximately $1,660.3 million, of which $16.8 million was capital lease obligations.

  Capital Requirements

        We need capital to finance the following:

  •
  capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;

  •
  acquisitions;

  •
  repayment of debt;

  •
  changes in working capital; and

  •
  general corporate activities, including dividends.

        We anticipate that capital expenditures, acquisitions, repayment of long-term debt and dividends will represent the most significant uses of funds for several years to come.

        Our cash outlays for capital expenditures in 2003, 2002 and 2001 were $958.8 million, $574.3 million and $441.2 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build out of our GSM network and expansion into new license areas; however future expenditures may be significantly higher, in particular if licenses relating to new technologies become available. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build out of our network. We expect to invest approximately $1,200.0 million in 2004, of which approximately $1,025.0 million will be spent in Russia, and approximately $175.0 million in Ukraine. These investments are required to support the growth of our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses in late 2003. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, we spent $667.2 million, $143.4 million and $75.9 million in 2003, 2002 and 2001, respectively, to acquire businesses. We may continue to expand our business through acquisitions. Our cash requirement relating to potential acquisitions can vary significantly based on market opportunities.

        We also expect to refinance our existing debt when it becomes due. In May 2004, we retired $300.0 million in principal amount of our Floating Rate Notes due 2004 from a $200.0 million short-term bridge loan and operating cash flows. In December 2004, our 10.95% notes due 2004 in principal amount of $300.0 million will become due. We expect to refinance these notes.

        Under the shareholders' agreement, Sistema and T-Mobile have agreed to consult each other with respect to any dividend policy, with an expectation that annual distributions of not less than the equivalent of 25% of MTS OJSC's net profits (as determined under Russian accounting standards) will be made as dividends. In addition, Sistema, which controls over 50% of our shares and consolidates our results in its financial statements, will require significant funds to meet its obligations (including its outstanding notes in the aggregate principal amount of $700.0 million) and service its debt. These funds may come in part from dividends paid by its subsidiaries, including us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Indentures relating to our notes and our controlling shareholder Sistema's notes contain restrictive covenants, which may limit our ability to engage in various activities." On June 30, 2003, our shareholders approved cash dividends totaling $111.0 million. As of December 31, 2003, dividends in the amount of $96.7 million, net of tax in the amount of $10.5 million, had been paid. In April 2004, our board of directors recommended for approval dividends in the total amount of 6.38 billion rubles, which is approximately $221.1 million using the Russian Central Bank exchange rate on the date of recommendation. We generally intend to finance our dividend requirements through operating cash flow, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

        We expect that we will also need to make expenditures and devote significant management resources over the next three years in relation to our system of internal controls to ensure our compliance with certain provisions of the Sarbanes Oxley Act of 2002 that will apply to us from the fiscal year ending December 31, 2005.

  Capital Resources

        We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our U.S. dollar-denominated notes issuances. We expect that these sources will continue to be our principal sources of cash in the future. We do not depend on off-balance sheet financing arrangements.

        The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future, through note offerings or otherwise.

        At December 31, 2003, our debt was comprised of the following:

	Currency	Annual interest rate (Actual rate at December 31, 2003)	December 31, 2003
9.75% notes due 2008	USD	9.75%	$400,000
8.375% notes due 2010	USD	8.375%	400,000
10.95% notes due 2004	USD	10.95%	299,640
Floating Rate Notes due 2004	USD	LIBOR+4% (5.15%)	298,196
ING Bank (Eurasia)	USD	LIBOR+4.15% (5.30%)	60,000
Dresdner Bank	USD	LIBOR+3.20%-3.35% (4.35%-4.50%)	15,400
Ericsson	USD	LIBOR+4% (5.15%)	23,400
Deutsche Telekom AG	USD	LIBOR+5%-7% (6.22%-8.22%)	7,981
TDC Mobile International A/S	USD	LIBOR+5%-7% (6.22%-8.22%)	6,838
Citibank	USD	LIBOR+3.5% (4.65%)	10,000
West LB	EUR	EURIBOR+2% (4.17%)	5,092
KFW	EUR	LIBOR+0.95%-4% (2.41%-5.46%)	4,313
HSBC	USD	LIBOR+2.75% (3.88%)	25,000
Hermes Credit Facility	EUR	EURIBOR + 0.65% (2.82%)	55,550
AVAL bank	UAH	10-16%	10,890
Motorola	USD	LIBOR + 1.5% (2.72%)	1,361
Guta Bank	USD	7%-15%	1,511
International Moscow Bank	RUR	13.4%	10,864
International Moscow Bank	USD	LIBOR+3.45% (4.60%)	—
MBRD	RUR	18.5%	1,220
Other debt	RUR	13.4%-20%	5,860
Other debt	USD	7%-15%	450

Total debt			$1,643,566

Less current portion			701,148

Total long-term debt			$942,418

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2003:

Payments due in the year ended December 31,
2004	$701,148
2005	69,974
2006	48,014
2007	16,128
2008	408,302
Thereafter	400,000

$1,643,566

        In addition, we had capital lease obligations in the amount of $16.8 million as of December 31, 2003. The terms of our material debt obligations and capital lease obligations are described in Notes 12 and 13, respectively, to our audited consolidated financial statements.

        Our ability to incur further indebtedness is limited by the covenants in our outstanding notes, including a debt/cash flow incurrence test and restrictions on our ability to grant liens on our properties and to enter into sale and lease-back transactions. In addition, Sistema, which controls 50.6% of our shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes (in the aggregate principal amount of $700.0 million) which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Indentures relating to our notes and our controlling shareholder Sistema's notes contain restrictive covenants, which may limit our ability to incur debt and to engage in various activities."

        A summary of our cash flows and cash outlays for capital expenditures and acquisition of subsidiaries follows:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Cash flows:
Net cash provided by operating activities	$965,984	$412,772	$338,201
Net cash used in investing activities	(1,910,087)	(697,921)	(441,523)
Net cash provided by financing activities	997,545	100,817	247,592

Net increase (decrease) in cash	$55,715	$(184,968)	$143,801

Cash outlays for:
Capital expenditures(1)	$(958,771)	$(574,272)	$(441,200)
Acquisition of subsidiaries, net of cash acquired	$(667,206)	$(143,396)	$(75,858)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2003, net cash provided by operating activities was $966.0 million, an increase of 135.0% from the year ended December 31, 2002. The increase was primarily attributable to an increase in net revenues from subscribers, which was a result of an increase in our subscriber base.

        Net cash used in investing activities in 2003 was $1,910.1 million, of which $958.8 million related to the purchase of property, plant and equipment and intangible assets; $330.6 million were used to acquire the 100.0% stake in UMC; $107.0 million were used to acquire the 47.3% stake in Kuban-GSM to obtain 100% control over it; $62.9 million were used to acquire 52.7% of the common shares and

50% of the preferred shares of TAIF Telcom; $47.0 million were used to acquire the 100.0% stake in Sibchallenge; and $188.7 million were used for other acquisitions of stakes in regional operators and advances to our affiliates, primarily to MTS Belarus. See "Item 4. Information on Our Company—B. Business Overview," "A. Operating Results—Acquisitions" and "Item 4. Information on Our Company—A. History and Development—Expansion." We financed our acquisitions of UMC, Kuban-GSM, TAIF Telcom and other regional operators primarily from the proceeds of $400.0 million of 9.75% notes due 2008 (issued in January 2003), $300.0 million of Floating Rate Notes due 2004 (issued in August 2003) and $400.0 million of 8.375% notes due 2010 (issued in October 2003).

        Net cash provided by financing activities in 2003 was $997.5 million. Net proceeds from the notes offerings during 2003 were $1,087.4 million, which were used for, in addition to the acquisitions listed above, purchase of network equipment and intangible assets and advances to affiliates. We paid dividends in the total amount of $110.9 million during 2003, which also includes dividends paid to minority shareholders of our certain of our subsidiaries.

        During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22% from the year ended December 31, 2001. The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory. Net cash used in investing activities was $697.9 million, of which $574.3 million related to purchases of property, plant and equipment and intangible assets. Net cash provided by financing activities was $100.8 million, of which $50.8 million related to the proceeds from the 10.95% notes due 2004 (issued in March 2002) and $52.9 million was from loans.

        During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000. The increase is primarily attributable to increases in net income, adjusted for non-cash items, income tax payable and trade accounts payable and a decrease in accounts receivable, offset by increases in receivables from related parties and VAT receivables. Net cash used in investing activities was $441.5 million, of which $441.2 million related to purchases of property, plant and equipment and intangible assets. Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of 10.95% notes due 2004 (issued in December 2001). This was offset by repayment of certain debt obligations.

  Liquidity

        At December 31, 2003, we had total cash and cash equivalents of $90.4 million ($60.8 million in rubles, $21.0 million in U.S. dollars and $8.6 million in other currencies). In addition, we had short-term investments of $245.0 million in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development, a related party. As of December 31, 2003, we had unused availability under our credit facilities to draw another $22.4 million. In April 2004, we obtained a $200.0 million short-term bridge loan.

        As of December 31, 2003, we had a working capital deficit of $457.5 million compared to a deficit of $65.9 million as of December 31, 2002. The increase in working capital deficit was primarily attributable to the reclassification from long-term to current liabilities as at December 31, 2003 of $300.0 million of 10.95% notes due 2004 (which are payable in December 2004), and the issuance of $300.0 million of Floating Rate Notes due 2004 (which were paid in May 2004). Cash and cash equivalents increased by $55.7 million to $90.4 million as at December 31, 2003. Short-term investments held at MBRD increased by $215.0 million as at December 31, 2003. Accrued expenses and other current liabilities increased by $174.5 million to $387.8 million primarily due to first-time inclusion of respective balances of UMC as a result of its acquisition in 2003. We also experienced a $76.9 million increase in subscriber prepayments and deposits as a result of growth in the subscriber base.

        We repaid our $300.0 million floating rate notes in May 2004 with the proceeds of a short-term bridge loan and operating cash flows and plan to refinance our $300.0 million 10.95% notes in 2004 using long-term debt, which we believe will convert our working capital position to positive. We believe our working capital is sufficient for our present requirements.

        As of December 31, 2002, we had a working capital deficit of $65.9 million compared to positive working capital of $168.2 million as of December 31, 2001. Cash and short-term investments decreased by $184.9 million and $55.3 million, respectively. The change in working capital was primarily due to the proceeds from issuance of 10.95% notes due 2004 (issued in December 2001) being spent to acquire regional operators and for capital expenditures in 2002. VAT receivables increased by $71.8 million in connection with the installation of property, plant and equipment not yet in use.

Foreign Currency Risk

        For a discussion of the impact of foreign currency fluctuations, see "Item 11. Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk."

Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
1999	36.5%
2000	20.2%
2001	18.6%
2002	15.1%
2003	12.0%

        The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
1999	19.2%
2000	25.8%
2001	6.1%
2002	(0.6)%
2003	8.2%

        We denominate our tariffs in units linked to the U.S. dollar. While the majority of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia and Ukraine. When, however, the rate of inflation exceeds the rate of devaluation, this results in real appreciation of the local currency versus the U.S. dollar, as was the case with the ruble in 2002. Moreover, in 2003, the ruble appreciated in nominal terms against the U.S. dollar, which combined with the rate of inflation in Russia, resulted in a real appreciation of the ruble against the U.S. dollar by 13.6%. We expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine combined with the nominal appreciation of the ruble against the U.S. dollar could significantly increase our costs and materially adversely affect our results of operations.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

        Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody's(1)	Ba3	Stable
Standard & Poor's(2)	BB-	Stable

(1)
Rated on December 10, 2001.

(2)
Rated on April 28, 2004.

        None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see the audited consolidated financial statements included elsewhere herein.

  Revenue Recognition

        Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

        We categorizes the revenue sources in the statements of operations as follows:

  •
  Service revenues: (a) subscription fees, (b) usage fees, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network and (e) prepaid phone cards;

  •
  Connection fees; and

  •
  Equipment sales: (a) sales of handsets and (b) sales of accessories.

        We defer connection fees, received from customers activating their service on our network and amortize them over an average useful life of a subscriber, which we estimate to three and one quarter years in Russia and one year and four months in Ukraine. We periodically evaluate actual churn of our subscribes and adjust our estimates of useful lives accordingly. If we change our estimate of the useful life of a subscriber, the amount of connection fees we recognize in income would change accordingly. Historically, we have not made significant adjustments.

  License Costs

        We capitalize the cost of licenses acquired in business combinations and directly from the government. As the telecommunication industry in Russia and Ukraine does not have sufficient experience with renewal of licenses or extensions of license terms we amortize each license on a straight-line basis over the term of the license. We review these licenses and their remaining useful life and, if necessary, revise the useful lives based on our actual utilization. The estimated useful lives of licenses may vary depending on market or regulatory conditions, and any revision to the estimated useful lives may result in a write off or an increase in amortization costs.

        Most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as of December 31, 2003. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, we have made no payments to date pursuant to any of the current licenses, and have not made any accruals for this liability in the financial statements.

  Useful Lives of Property Plant and Equipment

        We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives. We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution. We review and revise if appropriate the assumptions used in the determination of useful lives of property, plant and equipment at least on an annual basis.

  Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets.

  Translation Methodology

        Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary. We believe that U.S. dollar is the appropriate functional currency for our company due to pervasive use of U.S. dollar in our operations. The majority of our revenues, costs, property and equipment purchased, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. We and our subsidiaries maintain our records and prepare financial statements in the local currency, principally either Russian rubles or Ukrainian hryvnias in accordance with the requirements of local statutory accounting and tax legislation.

        Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation."

        For our subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the consolidated statements of operations.

        For UMC and Kuban-GSM, where the functional currency is the hryvnia and ruble, respectively, for non-monetary assets and equity, a "new cost basis" as of January 1, 2003 had been established. All year-end balance sheet items have been translated into U.S. dollars at the period end exchange rate. Revenues and expenses have been translated at period average exchange rate. Cumulative translation adjustments are recorded directly in the consolidated statement of shareholders' equity.

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

        We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is more likely than not that these assets will not be realized. We have recorded 100% valuation allowance against tax loss carryforwards.

Recently Adopted Accounting Standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense. We adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

        In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Following the adoption of the requirements of SFAS No. 145 effective January 1, 2003, we reclassified a gain on the extinguishment of a credit facility with OJSC AB Inkombank of $2.8 million and the related income tax expense of $0.7 million from extraordinary gain on debt repayment to other income and income tax expense, respectively, in the consolidated statement of operations for the year ended December 31, 2001.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. The fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor's obligations under certain guarantees that it has issued. We adopted the initial recognition and measurement provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") issued a final consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. We adopted the requirements of EITF Issue No. 00-21 prospectively for arrangements entered into after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial position or results of operations.

        In April 2003, FASB issued SFAS No. 149, "Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. We adopted the requirements of SFAS No. 149 for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. We adopted the requirements of SFAS No. 150 effective July 1, 2004. The adoption of this statement did not have a material impact on our financial position or results of operations.

New Accounting Pronouncements

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        We are evaluating whether the adoption of FIN 46 will have a material impact on our financial position, cash flows and results of operations. We did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

        In December 2003, the Commission issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and Commission rules and regulations. We believe we are following the guidance of SAB 104.

Trend Information

  Sales

        In 2002, our revenues increased by 52.5% from $893.2 million to $1,361.8 million and our subscriber base increased by 150.7% from 2.7 million as of December 31, 2001 to 6.6 million as of December 31, 2002. These trends continued in 2003 with our revenues increasing 87.0% from $1,361.8 million to $2,546.2 million. Our subscriber base increased by 151.7% from 6.6 million as of December 31, 2002 to 16.7 million as of December 31, 2003.

        Average monthly service revenue per subscriber in Russia fell from $36 in 2001 to $23 in 2002 due to the introduction of lower tariffs in the Moscow license area and generally lower tariffs in regions as well as penetration to mass-market. This trend continued in 2003. Average monthly service revenue per subscriber in Russia in 2003 decreased to $17. In 2002 and 2003, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition and the tariff structure in the regions, our average revenue per subscriber in the Russian regions remains lower than in the Moscow license area, though costs are generally lower there as well. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber and increasing subscriber churn which may adversely affect our results of operations." We generally expect to see a continued decline in average monthly service revenue per subscriber due to the introduction of lower tariff plans in connection with our marketing efforts.

        UMC has experienced subscriber growth from 1.0 million subscribers at December 31, 2001 to 1.7 million subscribers at December 31, 2002 and to 3.3 million subscribers at December 31, 2003. Consistent with the general trends in Russia, we expect average revenue per subscriber to decrease at UMC.

  Churn

        Our subscriber churn in Russia increased from 26.8% in 2001 to 33.9% in 2002. The growth of the rate continued in 2003 to 47.3%. We believe that the trend of increasing churn is due to the continued growth of competition and the growing number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. The other reasons for growth of churn ratio are the absence of timing contracts with subscribers in Russia (when some minimal period of usage is accepted by subscriber) and by absence of connection fees, which generally prevent early churn. Churn, as we use it, includes internal churn within our subscriber base, i.e., our subscribers switching between different tariff plans we offer. Internal churn increased following the launch in November 2002 of the "Jeans" tariff plan. See "—Subscriber Data" above.

Off-balance Sheet Arrangements

  Obligations under guarantee contracts

        As of December 31, 2003 and 2002, our off-balance sheet arrangements consisted of debt guarantees issued to related parties as follows:

	Guaranteed amount outstanding at December 31,
Related Party
	2003	2002
Invest-Svyaz-Holding	$21.6	$7.0
MTS Belarus	$14.5	—

Total	$36.1	$7.0

        We issued guarantees to various financial institutions on behalf of Invest-Svyaz-Holding, or ISH, to enable ISH to finance its operations. ISH's primary business is leasing various types of telecommunications and other assets to us. See Notes 18 and 22 to our audited consolidated financial statements. We classify these leases as capital leases in our consolidated financial statements and the present value of future lease payments is reflected as a liability in our consolidated balance sheet.

        We issued financial guarantees on behalf of MTS Belarus, our equity investee to assist it with its financing needs. See Note 22 to our audited consolidated financial statements. This guarantee is not reflected in our consolidated balance sheet.

        Under each of the guarantees outstanding as of December 31, 2003, we could be required to compensate financial institutions in the event of the borrower's default. We are currently not aware of any events and do not expect any event that will cause a default of the borrowers and thus require us to fulfill our obligations to make payments under these guarantees.

  Obligations under derivative contracts

        In connection with the acquisition of 51% of the common shares and 50% of the preferred shares of TAIF Telecom in April 2003, we entered into call and put option agreements with shareholders of TAIF Telcom to acquire the remaining 49% of the common shares and 50% of the preferred shares of TAIF Telcom. See Note 4 to our audited consolidated financial statements.

        The exercise period for the call option on the common shares is 48 months from the acquisition date and for the put option on the common shares is 36 months following an 18 month period after the acquisition date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date.

        The exercise period for the call option on the preferred shares is 48 months following a 24 month period after the acquisition date and for the put option on the preferred shares is a 24 month period from the acquisition date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date.

        We expect to exercise our options to acquire TAIF Telcom's common and preferred shares within the time periods described above. We expect to finance this acquisition from cash flows from operations.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future obligations (including interest) under these contracts due by the periods indicated as of December 31, 2003:

	2004	2005- 2006	2007- 2008	2009- thereafter	Total
Contractual Obligations:
Notes payable	$707,600	$145,000	$509,205	$560,341	$1,922,146
Bank loans	112,346	127,271	25,481	—	265,098
Capital leases	12,741	8,996	65	277	22,079
Operating leases and service agreements	14,407	7,421	3,308	12,389	37,525
Committed Investments:(1)
Purchases of property, plant and equipment	238,963	27,103	—	—	266,066

Total	$1,086,057	$315,791	$538,059	$573,007	$2,512,914

(1)
Non-binding purchase commitments.

        In addition, as of December 31, 2003, we had guaranteed indebtedness of related parties not reflected in our financial statements under which we could be potentially liable for $36.1 million. See Note 22 to the audited consolidated financial statements.

        In connection with the acquisition of TAIF Telcom in April 2003, we entered into call and put option agreements with shareholders of TAIF Telcom to acquire the remaining 49% of common shares and 50% of preferred shares of TAIF Telcom. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date.

        The terms of our current licenses provide for payments to be made to finance telecommunications infrastructure improvements, which in the aggregate could total approximately $110.2 million as of December 31, 2003, which are not reflected in our financial statements. See Note 22 to the audited consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Key Biographies

        Our directors and executive officers, and their dates of birth and positions as of April 1, 2004, were as follows:

Name	Year of Birth	Position
Vassily V. Sidorov	1971	President
Vladimir S. Lagutin	1947	Chairman
Alexei N. Buyanov	1968	Director
Alexander U. Goncharuk	1956	Director
Michael Guenther	1944	Director
Paul A. Kusubov	1966	Director
Mikhail A. Smirnov	1950	Director
Gernot Taufmann	1957	Director
Dr. Yury A. Gromakov	1946	First Vice President
Mikhail V. Susov	1967	First Vice President
Nikolai V. Tsekhomsky	1974	Vice President—Finance/Chief Financial Officer
Tatiana V. Evtushenkova	1976	Vice President—Investments and Securities
Valeriy A. Kozlov	1956	Vice President—Administrative Affairs
Valery I. Grashenkov	1946	Vice President—Integration of Radio Systems

        Vassily V. Sidorov has served as our President since October 2003. From 2002 until October 2003 he served as a member of our Board of Directors. From 2000 until August 2003, he served as First Vice President for Finance and Investments at Sistema Telecom, a subsidiary of Sistema. He also serves on the Board of Directors of Sistema's subsidiaries MGTS and Personal Communications CJSC and our subsidiaries ReCom, UDN-900, MSS, TAIF Telcom, MTS Belarus and SCS-900. In addition, Mr. Sidorov serves as a director of MTT CJSC, a Russian telecommunications company not affiliated with us or Sistema.

        Vladimir S. Lagutin has served as Chairman of our Board of Directors since October 2003. He has also served as the General Director of Sistema Telecom since July 2003, and served as the General Director of MGTS from 1995 to July 2003. In addition, Mr. Lagutin serves as the Chairman of the Boards of Directors of Telmos, MTU-Intel and Comstar, and serves on the Boards of Directors of MGTS and Sistema Telecom. All of these companies are subsidiaries of Sistema.

        Alexei N. Buyanov has served as one of our Directors since June 2003. Mr. Buyanov has served as First Vice President of Sistema since September 2002. From 1998 to 2002, he served as our Vice President for Finance and Investments. He also serves on the board of directors of various other companies affiliated with Sistema.

        Alexander U. Goncharuk has served as one of our Directors since 1996. He also acted as our Chairman from June 2002 until October 2003 and in 1998, and as Deputy Chairman during 1997 and from January 1999 through June 1999. Mr. Goncharuk served as President of Sistema Telecom from 1998 until 2003. Since 2003, he has served as General Director of OJSC CSC, a subsidiary of Sistema. He also serves on the board of directors of various other companies affiliated with Sistema.

        Michael Guenther has served as one of our Directors since October 2000. Mr. Guenther is a member of the Board of Management of T-Mobile International AG. He is also a member of the board of directors or supervisory board of each of the following companies affiliated with T-Mobile: T-Mobile Deutschland GmbH, T-Mobile Worldwide Holding GmbH, T-Mobile Czech Republic a.s., Zeta GmbH,

Matav, HT Mobilne Kommunikacije, Polska Telefonica Cyfrowa Sp., C-Mobil B.V., WESTEL Mobil Tavkozlesi Rt., Eurotel Bratislava a.s and Hrvatski Telekom (HT).

        Paul A. Kusubov has served as one of our Directors since June 2003. Mr. Kusubov has served as Head of T-Mobile International AG in Russia since January 2003. From 2001 to 2002, he was the Director of International Joint Venture Management RF/CIS at T-Mobile International AG in Germany. From 1997 to 2000 he served as Deputy General Director of BaikalWestCom mobile company.

        Mikhail A. Smirnov has served as one of our Directors since 1995. Mr. Smirnov served as our President from 1995 to August 2003 and has served as General Director of MGTS, a subsidiary of Sistema, since August 2003. He is Chairman of the Board of Directors of Sistema's subsidiary MTU-Intel CJSC and MGTS' subsidiary AMT CJSC. He is also a member of the Board of Directors of Sistema's subsidiaries Sistema Telecom CJSC, Sistema Pension Fund and Comstar CJSC. He has also served as chairman of the Association of GSM Operators of Russia since 1995.

        Gernot Taufmann has served as one of our Directors since 1998. He is president of the Moscow Office of Deutsche Telekom AG and has overseen Deutsche Telekom's responsibilities in the Commonwealth of Independent States since 1995. Mr. Taufmann is Chairman of Board of Directors of UMC. He has also served as an executive director of ZETA Telekommunikationsdienste GmbH since 2000.

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

        Mikhail V. Susov has served as our First Vice President in charge of commercial operations since February 2002. From December 2001 until February 2002, Mr. Susov served as the General Director of Comstar, a subsidiary of Sistema. From 1996 until December 2001, he served as the General Director of Personal Communications CJSC, an affiliate of Sistema.

        Nikolai V. Tsekhomsky has served as our Vice President of Finance/Chief Financial Officer since July 2003. From September 2002 through June 2003, he served as our Finance Director. Prior to joining us, Mr. Tsekhomsky served as Finance Director at Renaissance Capital from August 1999 to September 2002 and as Financial Controller at Brunswick UBS from August 1998 to August 1999. He also worked as a senior auditor at Ernst & Young in London and St. Petersburg from March 1995 to August 1998. Mr. Tsekhomsky also serves on the Board of Directors of our subsidiary TAIF Telcom.

        Tatiana V. Evtushenkova has served as our Vice President of Investments and Securities since October, 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Directors of Sistema. Ms. Evtushenkova also serves on the Board of Directors of the Moscow Bank for Reconstruction and Development, a subsidiary of Sistema.

        Valeriy A. Kozlov has served as our Vice President of Administrative Affairs since 1993. Before joining us, Mr. Kozlov served as an administrative director for VAST, a joint Russian-Canadian venture formerly called M-Bell, which is also one of our shareholders.

        Valery I. Grashenkov has served as our Vice President of Integration of Radio Systems since March 2002. From 1995 through March 2002, Mr. Grashenkov served as the head of our network planning department. Before joining us, he held various posts at the Moscow Radio-Technical Scientific and Research Institute.

        Pursuant to a shareholders' agreement entered into in 2003, each of our controlling shareholders, Sistema and T-Mobile, has agreed to vote to ensure (in so far as they are able) that a majority of the members of our board of directors are nominated by Sistema and that the remaining members are nominated by T-Mobile. The terms of all of our directors expire on the date of our next annual shareholders' meeting, which will take place in June 2004.

B. Compensation of Directors and Senior Management

Executive Compensation

        Our officers and directors were paid during 2003 an aggregate amount of approximately $6.1 million for services in all capacities provided to us; this amount was comprised of $3.9 million in base salary and a $2.2 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

  Management Stock Bonus and Stock Option Plans

        On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 shares of our common stock and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 shares of our common stock. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. Following the merger of Rosico into us in June 2003, these shares were transferred to our wholly-owned subsidiary, MTS CJSC.

        Under the stock bonus plan, during the period from September 12, 2000, through September 22, 2000, 3,587,987 shares of common stock were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Employees and Directors	3,049,786	0.153%
Key Advisors	538,201	0.027%

Total	3,587,987	0.180%

        On the date the shares were granted, we recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $0.8 million, respectively, based on the fair value of the shares on the date they were granted.

        Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 shares of our common stock.

        On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 shares of our common stock to our board members and 808,529 shares of our common stock to our key employees. These options provided that, on July 15, 2003, board members and key employees could purchase shares of our common stock at $1.31 per share, which represented the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member terminated if the board member was terminated as a board member prior to our 2002 annual shareholders' meeting. The stock option agreement for a key employee terminated if the employee left us before July 15, 2003.

        In July 2003, board members and key employees purchased a total of 37,557 shares pursuant to the August 2001 option agreements. Sixty-two of the option holders elected cash awards in lieu of shares, and cash awards were granted in respect of 1,746,310 shares in the amount of $1.633 per share (the difference between $1.31, the price per share fixed in each agreement, and $2.943, the market price per share on July 15, 2003). In addition, options relating to 45,344 shares were cancelled pursuant to the termination provisions described above.

        On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,640 shares of our common stock to our board members and 1,107,041 shares of our common stock to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant, and will vest 21 months from the date of the grant, which will be in July 2004. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2003 annual shareholders' meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2004. We expect to recognize a compensation expense of approximately $0.2 million based on the intrinsic value of these options over the 21-month period.

        On June 30, 2003, options relating to 1,778,694 shares of our common stock were approved at our annual shareholders' meeting.

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

C. Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are elected for one year terms and may be re-elected an unlimited number of times. Our Board of Directors currently consists of seven members, although it may be increased to nine members by shareholder resolution. The Board of Directors has the authority to make overall management decisions for us, except those matters reserved to the shareholders. The members of our Board of Directors do not serve pursuant to a contract.

  Audit Committee

        Our Audit Committee consists of two members appointed by the Board of Directors and functions pursuant to a Charter adopted by the Board of Directors. The current members are Alexei Buyanov and Michael Guenther. Members of our Audit Committee are not independent under SEC Rule 10A-3, as that rule and its requirements do not apply to foreign private issuers, including us, until July 31, 2005. The Audit Committee is primarily responsible for the integrity of our financial statements, our compliance with legal and regulatory requirements, assuring the qualifications and independence of our independent auditors and overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

President

        The annual shareholders' meeting, at the recommendation of the Board of Directors, appoints our President for a term of three years. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors.

Disclosure Committee

        Our Disclosure Committee consists of five members appointed by the Board of Directors. The current members are Alexei Buyanov, Gernot Taufmann, Nikolai Tsekhomsky, Ulf Backmeyer and Bernd Willmann. Mr. Bakmeier is our Director of Finance and Mr. Willmann is a member of our Review Commission. The Disclosure Committee is primarily responsible for overseeing the collection, review and reporting of information relating to our disclosure obligations and periodically evaluating our system of disclosure controls and procedures. In addition, the Disclosure Committee is generally responsible for all aspects of information disclosure in connection with the preparation of our annual reports and other disclosure documents in accordance with applicable law.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Review Commission. As of December 31, 2003, our Review Commission had three members:

  •
  Elena V. Bekian holds the position of Director of our Internal Audit Department.

  •
  Vassily V. Platoshin holds the position of Chief Accountant at Sistema.

  •
  Bernd Willmann holds the position of Head of International Auditing at Deutsche Telekom AG, the parent company of T-Mobile.

        The members of our Review Commission do not serve pursuant to a contract, and their terms expire at the next annual shareholders' meeting, which will take place in June 2004.

D. Employees

        At December 31, 2003, we had 18,434 employees, representing growth of approximately 67% from December 31, 2002. Over 22% of these employees, or 4,067, worked in Moscow. Of the Moscow employees, 29 were executives; 971 were technical and maintenance employees; 2,089 were sales, marketing and customer service staff; and 978 were administration and finance staff. As of December 31, 2003, 14,367 of our employees worked in the regions outside of the Moscow license area and in Ukraine. Of these employees, we estimate that 292 were executives; 3,227 were technical and maintenance employees; 7,409 were sales, marketing and customer service staff; and 3,439 were administration and finance staff.

        The substantial growth in the number of our employees is attributable primarily to the continued expansion of our network in Russia and the CIS and our increased focus on customer care. The following chart sets forth the number of our employees at December 31, 2001, 2002 and 2003:

	At December 31,
	2001	2002	2003
Moscow license area	2,633	3,388	4,067
Other regions (including Ukraine)	2,357	7,654	14,367

Total	4,990	11,042	18,434

Percent increase of total employees over prior period	113%	121%	67%

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

        The aggregate beneficial interest of our directors, senior management and employees as of December 31, 2003, was 1,993,326 shares of common stock, equaling approximately 0.1% of our outstanding common stock.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

        The following table sets forth, as of April 1, 2004, information regarding the beneficial ownership of our common stock by each person known by us to own beneficially any of our common stock and all our directors and executive officers as a group. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2004
Name
	Number	Percentage
Sistema(1)(2)	619,860,752	31.2%
Sistema Holding Limited(2)	193,473,900	9.8%
T-Mobile(3)	501,325,554	25.4%
Invest-Svyaz-Holding(4)	160,247,802	8.0%
Deutsche Bank AG (London Branch)	500,000	*
VAST(5)	60,219,432	3.1%
Holders of American Depositary Shares	348,830,060	17.4%
Holders of Global Depositary Receipts	99,400,000	5.0%
All executive officers and directors	*	*

Total	1,983,397,064	100.0%

*
Less than 1%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, VAST and Invest-Svyaz-Holding, as further discussed in Note 4 below. Mr. Evtushenkov is also chairman of the board of directors of Sistema.

(2)
In connection with its April 2003 notes offering, Sistema has pledged 193,473,900 shares of common stock held by Sistema Holding Limited to Deutsche Trustee Company Limited.

(3)
T-Mobile is a wholly-owned subsidiary of Deutsche Telekom AG.

(4)
Invest-Svyaz-Holding is a Russian closed joint stock company wholly owned by Sistema. Invest-Svyaz-Holding has pledged 81,728,372 shares of our common stock to Zeta Telekommunikationsdienste GmbH, a company 51% owned by T-Mobile and 49% owned by Disantis S.A., an entity affiliated with Sistema. The total number of shares pledged by Invest-Svyaz-Holding to Zeta constitute 4.1% of our issued and outstanding common stock.

(5)
VAST is a limited partnership formed under the laws of Russia. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian company engaged in telecommunications, owns the remaining 49% interest in VAST.

        In April 2003, Sistema acquired directly and indirectly from T-Mobile 199,322,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. This included 120,811,184 shares of common stock acquired directly from T-Mobile and the acquisition of all the shares in Invest-Svyaz-Holding previously held by T-Mobile, representing a beneficial interest in a further 78,521,430 shares of common stock.

        In April 2003, T-Mobile also sold an additional 99,400,000 shares, or 5.0% of our common stock, in the form of GDRs. We are not a party to the agreement governing the GDRs.

        As of April 1, 2004, the total number of ADSs outstanding was 17,441,503 representing underlying ownership of 348,830,060 shares, or approximately 17.5% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B. Related Party Transactions

Transactions with Sistema and its Affiliates

  Dontelecom Acquisition

        In September 2002, we acquired 33.3% of Dontelecom from a company affiliated with Sistema, for $7.5 million.

  Telecom-900 Acquisition

        During 2001 and 2002, we acquired 81% and 19% of the outstanding common stock of Telecom-900, for $26.8 million and $6.9 million, respectively, from Sistema and Invest-Svyaz-Holding, respectively.

  Rosno OJSC

        We arrange medical insurance for all employees and insure our property with Rosno OJSC, a subsidiary of Sistema. Insurance premiums paid to Rosno amounted to $8.0 million in 2001, $4.9 million in 2002 and $16.9 in 2003, including premiums for medical insurance of $2.5 million in 2001, $3.6 million for 2002 and $5.0 million in 2003. We believe that all contracts with Rosno have been entered into on market terms.

  Maxima Advertising Agency

        We have contracts for advertising services with Maxima Advertising Agency, a subsidiary of Sistema. Advertising fees paid to Maxima amounted to $8.7 million in 2001, $13.1 million in 2002 and $24.7 million in 2003. We believe all contracts with Maxima have been entered into on market terms.

  Moscow City Telephone Network

        We have line rental arrangements with MGTS, a subsidiary of Sistema. We also rent a cable plant from MGTS for installation of fiber-optic cable, as well as buildings for administrative offices, sales and marketing offices and premises for switching and base station equipment. The amounts paid under these arrangements for the years ended December 31, 2001, 2002 and 2003 were $1.5 million, $4.4 million and $5.0 million, respectively. In 2001 and 2002, we also purchased buildings from MGTS for $2.6 million and $2.0 million, respectively. We believe that these purchases were, and all other arrangements have been entered into, on market terms.

  Moscow Bank for Reconstruction and Development

        We maintain bank and deposit accounts with the Moscow Bank for Reconstruction and Development, or MBRD, which is a subsidiary of Sistema. As of December 31, 2003, our cash position at MBRD amounted to $279.7 million, including $265.2 million in time deposits and $14.5 million in current accounts. During 2001, 2002 and 2003, the related interest accrued and collected on the deposits amounted to approximately $3.0 million, $5.1 million and $9.9 million, respectively, which is reflected in our financial statements as a component of interest income.

        In 2003, one of our subsidiaries entered into a ruble-denominated loan agreement with MBRD. The amounts borrowed under this loan bear interest at a rate of 18.5% and are payable in June 2004. During 2003, this subsidiary paid interest of $0.1 million. As of December 31, 2003, the total amount payable under this loan agreement was $1.2 million.

        During 2003, we signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. During 2003, interest expense on these loans was approximately $0.3 million.

        In January 2003, we paid MBRD $20,000 for acting as our financial advisor in connection with our January 2003 offering of 9.75% notes due 2008.

  MTU-Inform

        We have interconnection and line rental arrangements with, and receive domestic and international long-distance services from, MTU-Inform, a subsidiary of Sistema. Amounts paid under these arrangements for the years ended December 31, 2001, 2002 and 2003 were $29.0 million, $24.1 million and $26.6 million, respectively. In 2001, 2002 and 2003, we also purchased telephone numbering capacity from MTU-Inform for $4.7 million, $1.6 million and $0.5 million, respectively. We believe that these purchases were, and all other arrangements have been entered into, on market terms.

  Telmos

        We have interconnection and line rental arrangements with, and receive domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Amounts paid under these arrangements for the years ended December 31, 2001, 2002 and 2003 were $4.0 million, $1.3 million and $1.6 million, respectively. We believe that these arrangements were entered into on market terms.

  Comstar

        We have interconnection and line rental arrangements with Comstar, a subsidiary of Sistema. Amounts paid under these arrangements for the years ended December 31, 2002 and 2003 were $3.2 million and $4.0 million, respectively. We believe that these arrangements were entered into on market terms.

  Invest-Svyaz-Holding

        We lease network equipment and a billing system from Invest-Svyaz-Holding, a wholly-owned subsidiary of Sistema and one of our shareholders. These leases are classified as capital leases. The interest rate implicit in these leases varies from 11% to 44%, which we believe are market terms. As of December 31, 2003, the total minimum lease payments due through December 31, 2006, including interest, were $18.0 million. Principal and interest paid to Invest-Svyaz-Holding for the years ended December 31, 2001, 2002 and 2003 were $0.5 million and $0.1 million, $2.9 million and $1.4 million, and $5.4 million and $3.3 million, respectively.

        We have also guaranteed debt of Invest-Svyaz-Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to us. For the year ended December 31, 2003, our lease payments to Invest-Svyaz-Holding constituted 99% of its revenues for the year.

  STROM Telecom

        During 2003, we entered into agreements with STROM Telecom, a subsidiary of Sistema, for the purchase of a billing system, a communications software support system and equipment. The total purchase price under these agreements was approximately $32.3 million. Pursuant to these contracts, we acquired software and equipment for approximately $23.7 million in 2003.

Transactions with T-Mobile and its Affiliates

  T-Mobile

        We have non-exclusive roaming agreements with T-Mobile, one of our principal shareholders. These agreements were comparable to roaming agreements we have with other cellular mobile operators. Amounts paid under agreements for the years ended December 31, 2001, 2002 and 2003 were $0.7 million, $1.0 million and $1.1 million, respectively.

  UMC Acquisition

        In March to July 2003, we purchased 100% of UMC, including a 16.3% stake from Deutsche Telekom AG for $55.0 million. Of this amount, $27.5 million was payable to Cetel B.V., a wholly owned subsidiary of Deutsche Telecom AG, within one year, which was paid in March 2004. The amount payable accrued interest at 9% per annum. The remaining amount was paid in cash at the closing of the transaction.

        In addition, as part of the transaction, we guaranteed a shareholder loan from Deutsche Telekom AG to UMC in the amount of $21.3 million. The amount payable accrued interest at LIBOR plus 5-7%. At December 31, 2003, the unpaid balance was $8.0 million and during the year, we paid $2.1 million in interest. This debt was repaid in April 2004.

C. Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

8.A.1-6. See Item 18.

8.A.7. Litigation

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. For a description of this lawsuit, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If UMC or our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, prospects and results of operations would be materially adversely affected."

8.A.8. Dividend Distribution Policy

        Pursuant to a shareholders' agreement entered into in 2003, our principal shareholders Sistema and T-Mobile have agreed to consult each other with respect to any dividend policy, with the expectation that annual dividends will be not less than the equivalent of 25% of MTS OJSC's net profits, in accordance with Russian accounting standards.

        Annual dividend payments, if any, must be recommended by our Board of Directors and approved by our shareholders. We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

B. Significant Changes

CSFBi Loan

        In April 2004, we entered into a short-term bridge loan facility with Credit Suisse First Boston International in the amount of $200.0 million, which we have fully drawn. Amounts outstanding under this bridge loan facility bear interest at LIBOR plus 2.25% per annum. We used the proceeds of this loan to repay our floating rate notes due 2004.

Recommendation of Dividends for 2004

        On April 30, 2004, we announced that our board of directors recommended for approval by the shareholders at our next annual shareholders' meeting on June 24, 2004, annual dividends for the 2003 fiscal year in the amount of 3.20 rubles per share. The total amount of dividends recommended for approval is 6.38 billion rubles, which is approximately $221.1 million using the Russian Central Bank exchange rate on that day. The record date for the dividend payment was May 10, 2004.

Redemption of Floating Rate Notes

        On May 5, 2004, we redeemed all of the outstanding $300.0 million in principal amount of our floating rate notes due 2004, which were due in August 2004.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2000, 2001, 2002 and 2003; the high and low market prices per ADS for each full financial quarter during the fiscal years ended December 31, 2002 and 2003; and the high and low market prices per ADS for each of the most recent six months. The table also sets forth the high and low market prices per share of common stock for the first full financial quarter and each of the most recent six months following the listing of our common stock on the Moscow Interbank Currency Exchange in December 2003.

	Common Stock High	Common Stock Low	ADS High	ADS Low
May 2004	187.0 RUR	145.0 RUR	$124.70	$98.40
April 2004	198.5 RUR	160.0 RUR	$141.15	$106.20
March 2004	181.0 RUR	147.1 RUR	$131.70	$106.00
February 2004	155.0 RUR	135.0 RUR	$109.25	$96.00
January 2004	145.0 RUR	117.1 RUR	$99.76	$83.00
December 2003	123.0 RUR	110.0 RUR	$83.80	$74.10
First Quarter 2004	181.0 RUR	117.1 RUR	$131.70	$83.00
Fourth Quarter 2003			$87.50	$72.20
Third Quarter 2003			$76.49	$50.56
Second Quarter 2003			$61.10	$41.18
First Quarter 2003			$44.95	$35.40
Fourth Quarter 2002			$41.50	$28.70
Third Quarter 2002			$32.80	$23.75
Second Quarter 2002			$38.00	$25.67
First Quarter, 2002			$40.05	$30.60
2003			$87.50	$35.40
2002			$41.50	$23.75
2001			$38.75	$22.41
2000			$32.00	$21.25

C. Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. American Depositary Shares, each representing twenty shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since June 30, 2000. Our ADSs and GDRs are also traded on the London Stock Exchange under the symbols "MOBD" and "MBT" respectively, and on the Frankfurt Stock Exchange under the symbol "MKY." Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange.

Item 10.    Additional Information

A. Share Capital

        Not applicable.

B. Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing, and operation of a radiotelephone mobile cellular network in the Russian Federation.

        We are registered with the Ministry of Taxes and Duties of the Russian Federation under the State registration number 1027700149124.

Rights Attaching to Shares

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock, and other securities provided for by legal acts of the Russian Federation with respect to securities. Preferred stock may be issued only after corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

        We have issued only common stock. Holders of our common stock have the right to vote at all general meetings of shareholders. As required by the Federal Law on Joint Stock Companies and our charter, all shares of our common stock have the same par value and grant to the shareholders who own them an identical amount of rights. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders meetings and vote on all matters of shareholder authority;

  •
  transfer voting rights to its representative on the basis of a power of attorney;

  •
  elect candidates for the board of directors and audit commission;

  •
  if holding, alone or with other holders, 2% or more of the outstanding voting stock, within 105 days after the end of our fiscal year, make proposals for the annual shareholders' meeting and propose candidates for the board of directors, the management board, the counting commission, the audit commission and the president;

  •
  if holding, alone or with other holders, 10% or more of the outstanding voting stock, demand from the board of directors the calling of an extraordinary shareholders meeting or an unscheduled audit by the audit commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  reorganization;

  •
  conclusion of a major transaction; and

  •
  amendment of our charter that restricts the holder's rights;

  •
  upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

  •
  have free access to certain company documents and receive copies for a reasonable fee and, if holding alone or with other holders 25% or more of the outstanding voting stock, have free access to accounting documents and minutes of the company's board of directors; and

  •
  exercise other rights of a shareholder given in our charter, under Russian legislation, and by decisions of shareholders meeting approved in accordance with its competence.

Preemptive Rights and Anti-Takeover Protections

        Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders did not participate in voting or voted against such subscription. This preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or convertible securities being placed in proportion to their existing holding of such securities. Russian legislation also requires that any person that intends, either alone or with affiliates, to acquire 30% or more of the common stock of a company having more than

1,000 common shareholders must give at least 30, but no more than 90, days' prior written notice to the existing shareholders.

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

Dividends and Dividend Rights

        The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. According to our charter, we may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders meeting by a majority vote of the board of directors and approved by the shareholders meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders meeting; a decision on annual dividends must be taken at the annual general shareholders meeting. The dividend approved at the shareholders meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders meeting approving the dividends. See "General Shareholders Meetings—Notice and Participation." Dividends are not paid on treasury shares.

        The Federal Law on Joint Stock Companies allows dividends to be paid only out of net profits for the current year calculated under Russian accounting principles and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any;

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

Approval of the Federal Antimonopoly Service

        Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of the company must be approved in advance by the Federal Antimonopoly Service.

Notification of Foreign Ownership

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

        Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

  Share Capital Increase

        We may increase our charter capital by

  •
  issuing new shares; or

  •
  increasing the nominal value of already issued shares using the company's net income.

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

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the Federal Service for the Financial Markets;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Capital Decrease; Share Buy-Backs

        The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law. As of December 31, 2003, the charter capital minimum for an open joint stock company was approximately $3,400. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, is by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of the publication or mailing of our notice, repayment of all amounts due to them, as well as compensation for damages.

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

Interested Party Transactions

        The Federal Law on Joint Stock Companies contains requirements for transactions with "interested parties." The definition of an "interested party" includes members of the board of directors, officers of a company and any person that owns, together with any affiliates, at least 20% of a company's voting shares or is able to direct the actions of the company if that person, or that person's relatives or affiliates is:

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

        The Federal Law on Joint Stock Companies also introduces the definition of "an independent director" who is not, and within the year preceding the decision was not, a president or a member of the management board if, in this instance, the person's spouse, parents, children, brothers or sisters are not persons occupying positions in the management authorities of the company or otherwise an affiliate of the company.

        An interested party transaction entered into by a company with 1,000 or less shareholders shall be adopted by a majority vote of directors who are not "interested parties" in the transaction.

        The Federal Law on Joint Stock Companies requires that a transaction by companies with more than 1,000 shareholders with an interested party be approved by a majority vote of the "independent directors" of the company who are not "interested parties" in the transaction. For companies with 1,000 or less shareholders, a transaction with an interested party must be approved by a majority vote of the directors who are not "interested parties" in the transaction if the number of these directors is sufficient to constitute a quorum.

        A majority of shareholders who are not "interested parties" in the transaction is also required if:

  •
  the value of such transaction or a number of interrelated transactions equals or exceeds 2% of the balance sheet value of the company's assets determined under Russian accounting standards;

  •
  the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or a secondary market sale of such securities, in an amount exceeding 2% of the company's issued voting stock;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  all the members of the board of directors of the company are interested parties, or none of them is an independent director.

        Approval by a majority of shareholders who are not "interested parties" may not be required for a transaction with an "interested party" if such transaction is substantially similar to transactions concluded by the company and the party in the ordinary course of business before such party became an "interested party."

        The approval of interested party transactions is not required in the following instances:

  •
  the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

  •
  all shareholders of the company are deemed interested in such transactions;

  •
  the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or

  •
  the company's merging with another company, when the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

        The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction, or series of transactions, involving the acquisition or disposition, or a possibility of disposition of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or a transaction, or series of transactions, involving placement of common stock, or securities convertible into common stock, comprising more than 25% of previously placed common stock. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or a simple majority affirmative vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters vote by a shareholders meeting.

General Shareholders Meetings

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

  •
  appointment and removal of the company's president;

  •
  determination of the number, nominal value, type of authorized shares and rights granted by such shares;

  •
  changes in the company's charter capital;

  •
  approval of transactions with interested parties, as defined under "Interested Party Transactions," and major transactions, as defined under "Major Transactions;"

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

  •
  redemption by the company of issued shares; or

  •
  any issuance of shares or securities convertible into shares by closed subscription, or issuance by open subscription of shares of common stock or securities convertible into common stock constituting 25% or more of the number of issued shares of common stock.

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

  •
  election of the president of the company, if the president's term is expiring;

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

        A general meeting of shareholders may be held in direct form or by absentee ballot. The direct form contemplates the adoption of resolutions by the general meeting of shareholders through the joint personal attendance of the shareholders and their authorized representatives for the purpose of discussing and voting on issues on the agenda. However, if a ballot is mailed to a shareholder for participation at a meeting convened in a direct form, the shareholder may complete and mail the ballot back to us without personally attending the meeting. The absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders meeting by absentee ballot:

  •
  election of directors;

  •
  election of the internal audit commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends, if any.

  Notice and Participation

        All shareholders entitled to participate in a given general shareholders meeting must be notified of a meeting, whether the meeting is to be held in direct or remote form, no less than 30 days prior to the date of the meeting. However, if it is an extraordinary shareholders meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting. The list of shareholders entitled to participate in a general shareholders meeting is to be compiled on the basis of data in our register of shareholders on the date established by the board of directors.

        The date established for the compilation of the list of shareholders entitled to participate in a general shareholders meeting may be neither earlier than the date of adoption of the resolution to hold a general shareholders meeting nor later than 50 days before the date of the meeting or, in the case of a shareholders meeting to elect the board of directors, not later than 65 days before the date of the meeting.

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

Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and redeem the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, funded through mandatory annual transfers of 5% of our net profits until the reserve fund has reached the 15% requirement.

C. Material Contracts

        The following is a description of contracts that we and/or our subsidiaries have been a party to since December 31, 2000, and are or may be material to our business:

Ukrainian Mobile Communications

        In November 2002, we signed agreements with three shareholders of Ukrainian Mobile Communications, or UMC, providing for our acquisition of a 57.7% stake in UMC. Pursuant to these agreements, in March 2003 we purchased a 16.3% stake from KPN, a 16.3% stake from Deutsche Telekom and a 25.0% stake from Ukrtelecom for a total of $199.0 million.

        We also entered into a call option agreement with Ukrtelecom in November 2002 to purchase its remaining 26.0% stake in UMC. In June 2003 we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to this option agreement, which increased our ownership in UMC to 83.7%.

        In addition, in November 2002 we entered into a put and call option agreement with TDC for the purchase of its 16.3% stake in UMC. In August 2003 we purchased TDC's 16.3% stake for $91.7 million pursuant to this option agreement, which increased our ownership in UMC to 100%.

        Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreements to acquire UMC, UMC agreed to restructure, and we agreed to guarantee, such indebtedness, As of December 31, 2003, $14.8 million of such indebtedness remained outstanding.

Notes Indentures and Guarantees

        We completed notes offerings through Mobile Telesystems Finance S.A., our 100% beneficially owned subsidiary, on December 21, 2001 and March 20, 2002. The 10.95% notes, $250.0 million of which were issued on December 21, 2001, at 99.254%, and $50.0 million of which were issued on March 20, 2002, at 101.616%, were issued under an indenture between us, Mobile Telesystems Finance S.A. and JPMorgan Chase Bank, as trustee, dated December 21, 2001, and are part of the same series. Interest on the notes is payable in arrears on June 21 and December 21 of each year, commencing June 21, 2002. These notes are guaranteed by us and mature on December 21, 2004. They are listed on the Luxembourg Stock Exchange. The proceeds from this offering were used for general corporate purposes, including acquisitions.

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes were issued under an indenture dated January 30, 2003. Interest on the notes is payable in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. These notes are guaranteed by us and mature on January 30, 2008. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $396.1 million were used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in Ukrainian Mobile Communications in March and June 2003, respectively, and other acquisitions of mobile operators in Russia.

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on October 14 and April 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and mature on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures, and repayment of existing indebtedness incurred in connection our acquisitions of mobile operators in Russia and Ukraine.

        Each of the indentures sets forth various occurrences, each of which would constitute and event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

        Each of the indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (e) our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow and St. Petersburg license areas. The indentures relating to our January, August and October 2003 notes also limit our ability to sell or transfer our subsidiary's GSM license for the Krasnodar license area, and the indentures relating to our August and October 2003 notes limit our ability to sell or transfer UMC's licenses for Ukraine.

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

D. Exchange Controls

        A new framework law on exchange controls is scheduled to take effect on June 18, 2004. This law, in turn, will empower the Central Bank of Russia to further regulate and restrict currency control issues, including operations involving foreign securities (including ADSs). For further description of the new law, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—The requirements to obtain permission from the Central Bank of Russia and/or the National Bank of Ukraine may hinder our ability to enter into certain hard-currency-denominated transactions." The following discussion relates to the currency control laws currently in effect.

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

        The currency exchange rules govern transactions in foreign currencies and currency valuables (including foreign currency-denominated securities) between Russian residents (including citizens, permanent residents and legal entities established under Russian law) and foreign currency and ruble transactions between residents and non-residents. Russian currency legislation distinguishes between "current" foreign currency transactions and foreign currency transactions involving a "movement of capital."

        "Current" foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. "Movement of capital" transactions in foreign currency, including the purchase and sale of securities (except for the acquisition of shares of a Russian company by non-resident shareholders in consideration for their contributions of foreign currency into the Russian company's share capital) and real estate transactions (except for the acquisition and lease of real estate located in Russia by non-residents from non-individual residents of Russia), generally require a license from the Russian Central Bank. The prevailing view is that the license is only required for Russian residents involved in such "movement of capital" transactions. Cash transactions in foreign currency are generally prohibited within Russia.

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

        Since 2001, certain steps have been taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long-term loans from foreign lenders without a Central Bank license provided that certain conditions are met. Since July 2003, the mandatory exchange requirement has been reduced to 25% of export revenues.

        In the year ended December 31, 2003, we earned approximately $154.0 million, constituting approximately 6% of our total revenues, in foreign currency, primarily from roaming agreements. The mandatory exchange requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

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

        Under the terms of the deposit agreement, there is no restriction on the sale of our ADSs in Russia to Russian residents. However, Russian currency control legislation will affect the ability of a non-resident of Russia to sell our ADSs to a Russian resident. Without a Central Bank license, a Russian resident generally can only purchase securities for rubles and up to $75,000 of foreign-currency denominated securities, such as our ADSs, annually. Additionally, the repatriation of proceeds from the sale of securities in Russia may be subject to costs and delays.

        The ability of the depositary and other persons to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble-currency and ruble-denominated investments.

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

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office, and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

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

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we are not a passive foreign investment company, foreign personal holding company or foreign investment company for the current taxable year and will not become a passive foreign investment company, foreign personal holding company or foreign investment company in the future.

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of common stock or ADSs. We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the common stock or ADSs under your own particular factual circumstances.

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

        Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Importantly, after the prior Law on Fundamentals of the Tax System of the Russian Federation is repealed, Part 1 will specify all the taxes that can be imposed by federal and local authorities. Further, as of January 1, 2001, four chapters (value-added taxes, excise tax, individual income tax and unified social tax) of Part 2 of the Tax Code went into effect. The Profit Tax Chapter and Mineral Extraction Tax of the Tax Code became effective as of January 1, 2002.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity's outstanding shares and 5% for U.S. holders, which are legal entities, owning 10% or more of the entity's outstanding shares. See "—United States-Russia Income Tax Treaty Procedures."

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

        U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of shares of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

        Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

  United States-Russia Income Tax Treaty Procedures

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within 1 year from the withholding date for individual U.S. holders. The package should include the appropriate form (1012DT (2002) for non-dividend income and 1011DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

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

        In addition, this summary is generally limited to you if you will hold common stock or ADSs as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code and your functional currency is U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

        For purposes of applying United States federal income and withholding tax law, a holder of an ADS will be treated as the owner of the underlying shares of common stock represented by that ADS.

        The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. Under recently enacted legislation, for taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company." Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

        If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty will be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

        Gain realized on the sale of common stock or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of common stock or ADSs.

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

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public

Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the web at www.mtsgsm.com. Information included in our website does not form part of this document.

I. Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than U.S. dollars. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate debt. At December 31, 2003, approximately $513.1 million, or 30.9% of our total indebtedness, including capital leases, was variable interest debt, while $1,147.2 million, or 69.1% of our total indebtedness, including capital leases, was fixed rate debt. Currently, we do not use derivative financial instruments such as swaps, futures, options or forward rate agreements to manage interest rate risk. However, in connection with the $23.4 million Ericsson loan shown in the table below, we have received a commitment from Sistema whereby Sistema agrees to fund us for the full and timely repayment of the loan.

        For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of December 31, 2003.

Contractual Maturity Date as of December 31, 2003

Bank	Currency	2004	2005	2006	2007	2008	Total	Annual interest rate (Actual interest rate at December 31, 2003)
		(amounts in thousands of U.S. dollars)
Notes payable	USD	$298,186	$—	$—	$—	$—	$298,186	LIBOR+4.0% (5.15%)
ING Bank Eurasia	USD	13,333	26,667	20,000	—	—	60,000	LIBOR+4.15% (5.30%)
HECF	EUR	11,839	11,839	11,839	11,839	8,194	55,550	EURIBOR+0.65% (1.87%)
HSBC	USD	7,500	10,000	7,500	—	—	25,000	LIBOR+2.75% (3.88%)
Ericsson	USD	8,550	11,700	3,150	—	—	23,400	LIBOR+4% (5.15%)
Dresdner Bank	USD	10,000	—	—	—	—	10,000	LIBOR+3.35% (4.50%)
Dresdner Bank	USD	3,300	—	—	—	—	3,300	LIBOR+3.2% (4.35%)
Dresdner Bank	USD	2,100	—	—	—	—	2,100	LIBOR+3.2% (4.35%)
Citibank	USD	10,000	—	—	—	—	10,000	LIBOR+3.5% (4.65%)
Deutsche Telekom	USD	7,981	—	—	—	—	7,981	LIBOR+5%-7% (6.22%-8.22%)
TDC	USD	6,838	—	—	—	—	6,838	LIBOR+5%-7% (6.22%-8.22%)
WestLB	EUR	—	—	5,092	—	—	5,092	EURIBOR+2% (4.17%)
KFW	EUR	2,955	1,358	—	—	—	4,313	LIBOR+0.95%-4% (2.41%-5.46%)
Motorola	USD	1,361	—	—	—	—	1,361	LIBOR+1.5% (2.72%)

Total variable debt		$383,943	$61,564	$47,581	$11,839	$8,194	$513,121

Weighted average interest rate		4.95%	3.67%	3.52%	2.82%	2.82%	4.58%

        In April 2004, we entered into a short-term bridge loan facility with Credit Suisse First Boston International in the amount of $200.0 million, which we have fully drawn. Amounts outstanding under this bridge loan facility bear interest at LIBOR plus 2.25% per annum.

        On May 5, 2004, we redeemed all of the outstanding $300.0 million in principal amount of our floating rate notes due 2004, which were due in August 2004.

        The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2003 ranged from 103.6% to 110.2% of the notional amount. The fair value of variable rate debt (including notes issued in August 2003 mentioned in the table above) is equivalent to carrying value.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Russian Central Bank. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.61	29.45

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
December 2003	29.70	29.25
January 2004	29.45	28.49
February 2004	28.62	28.49
March 2004	28.67	28.49
April 2004	29.00	28.50
May 2004	29.08	28.87

Source: Russian Central Bank.

        On June 12, 2004, the exchange rate between the ruble and the U.S. dollar was 29.03 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of

Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
1999	5.28	3.43	4.19	5.22
2000	5.60	5.22	5.44	5.43
2001	5.43	5.27	5.37	5.30
2002	5.33	5.30	5.33	5.33
2003	5.33	5.33	5.33	5.33

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
December 2003	5.33	5.33
January 2004	5.33	5.33
February 2004	5.33	5.33
March 2004	5.33	5.33
April 2004	5.33	5.33
May 2004	5.33	5.33

Source: National Bank of Ukraine.

        On June 14, 2004, the exchange rate between the hryvnia and the U.S. dollar was 5.32 hryvnias per U.S. dollar.

        Our principal exchange rate risk involves changes in the value of the ruble and the euro relative to the U.S. dollar. As a result of inflation in Russia and Ukraine, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as functional currency for MTS OJSC and a majority of its subsidiaries. We have not entered into any significant currency hedging arrangements.

        Substantially all of our capital expenditures, and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate our tariffs in Russia, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Russian Central Bank on the date of payment.

        If the ruble or the hryvnia commence to decline against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our investment in monetary assets denominated in rubles and hryvnias is also subject to risk of loss in U.S. dollar terms. In particular, we are unable economically to hedge the risks associated with our ruble and hryvnia bank or deposit accounts. Generally, as the value of the ruble or the hryvnia declines, our net ruble and hryvnia monetary asset position results in currency remeasurement losses.

        The potential decline in the value of the ruble or hryvnia against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles or hryvnias at the time of the investment or acquisition.

        A portion of our capital expenditures, operating and borrowing costs are denominated in euro. These include cost of customer equipment, capital expenditures and certain borrowings. We currently do not hedge against the risk of decline in the U.S. dollar against the euro.

        We would experience a loss of $10.5 million in the fair value of our ruble and hryvnia-denominated net monetary assets as a result of a hypothetical 10% increase in the U.S. dollar to ruble / hryvnia exchange rate at December 31, 2003. We would experience a loss of $11.5 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10% decline in the U.S. dollar to euro exchange rate at December 31, 2003. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        A.-D.    Not Applicable.

E. Use of Proceeds

        On June 29, 2000, we filed a registration statement on Form F-1 (Registration No. 333-12032) under the Securities Act of 1933, as amended, with the Commission with respect to our initial public offering. The Registration Statement was declared effective on June 29, 2000, and the offering was completed on July 6, 2000. All of the 15,010,612 ADSs offered pursuant to the offering at an initial offering price of $21.50 per ADS were sold for a total of $322.7 million. The underwriters purchased an additional 2,251,592 ADSs at the offering at the price of $21.50 per ADS for a total of $48.4 million. The underwriters of the offering were Deutsche Bank AG London, ING Barings Limited (as an agent for ING Bank, N.V.), Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Renaissance Capital Investments (Cyprus) Limited and Salomon Brothers International Ltd. The net proceeds from the offering were approximately $348.6 million, after deducting an estimated $17.6 million in underwriting discounts and commissions and an estimated $4.9 million in regulatory, legal, accounting and other miscellaneous fees and expenses.

        During the years 2000, 2001, 2002 and 2003, we used approximately $348.6 million of our net proceeds for the following purposes:

	Approximate Amount
Use
	2000	2001	2002	2003
	(million)
Acquisition of equipment for the Moscow License Area	$77.3	$109.2	$29.8	$9.2
Equipment assembly and customs charges	12.7	18.0	—	—
New technology equipment	1.5	0.4	—	—
Fixed assets investments	—	17.3	—	—
Acquisition of 100% BM Telcom stake	—	—	18.6	—
Acquisition of 66.7% Dontelecom stake	—	—	7.5	—
Acquisitions of regional companies, i.e.	—	31.0	—	—
• Acquisition of 4% ReCom stake
• Acquisition of 81% Telecom 900 stake
• A payment to the government of Belarus, required under the tender conditions
Acquisition of 20% Rosico stake	16.1	—	—	—

Total	$107.6	$175.9	$55.9	$9.2

        None of the net proceeds from our initial public offering were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.

Item 15.    Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our President and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives.

        There were no changes in our internal control over financial reporting during the fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that each of Alexei Buyanov and Michael Guenther is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Members of our Audit Committee are not independent under SEC Rule 10A-3, as that rule and its requirements do not apply to foreign private issuers, including us, until July 31, 2005.

Item 16B. Code of Ethics

        We have adopted a Code of Ethics that applies to our senior officers. A copy of our Code of Ethics is available on our Internet website, http://www.mtsgsm.com.

Item 16C. Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees paid for professional services and other services to ZAO Deloitte & Touche CIS in 2003 and 2002.

	Year ended December 31,
	2003	2002
	(in thousands)
Audit Fees	$1,508.8	$440.0
Audit-Related Fees	—	—
Tax Fees	26.3	10.0
All Other Fees	12.5	—

Total	$1,547.6	$450.0

Audit Fees

        The Audit Fees for years 2003 and 2002 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews, several statutory audits, involvement with three U.S. dollar-denominated notes offerings including the preparation of comfort letters and reviews of the related offering memoranda.

Audit-Related Fees

        During 2003 and 2002, we have not paid ZAO Deloitte & Touche CIS any Audit-Related Fees.

Tax Fees

        The Tax Fees for years 2003 and 2002 were mainly for services associated with tax compliance and other tax consulting services.

All Other Fees

        All Other Fees for years 2003 and 2002 were for services associated with training on accounting matters.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2003.

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OJSC Mobile TeleSystems and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, the Group changed its method of accounting for subscriber acquisition costs in 2001.

/s/ ZAO Deloitte & Touche CIS

March 26, 2004, except for Note 24,
as to which the date is June 15, 2004

Moscow, Russia

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	2003	2002
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$90,376	$34,661
Short-term investments (Note 6)	245,000	30,000
Trade receivables, net (Note 7)	99,951	40,501
Accounts receivable, related parties (Note 18)	3,356	3,569
Inventory (Note 8)	67,291	41,386
Prepaid expenses	46,679	26,537
Deferred tax asset, current portion (Note 15)	44,423	12,223
VAT receivable	209,629	154,061
Other current assets	33,774	15,392

Total current assets	840,479	358,330

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $532,268 and $299,216, respectively (Note 9)	2,256,076	1,344,633
LICENSES, net of accumulated amortization of $257,024 and $143,402, respectively (Notes 4 and 21)	703,103	386,919
OTHER INTANGIBLE ASSETS AND GOODWILL, net of accumulated amortization of $148,052 and $78,889, respectively (Note 10)	312,677	138,090
DEBT ISSUANCE COSTS, net of accumulated amortization of $4,586 and $2,898, respectively (Note 12)	9,431	2,957
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 20)	103,585	34,034

Total assets	$4,225,351	$2,264,963

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	2003	2002
CURRENT LIABILITIES:
Accounts payable, related parties (Note 18)	$31,904	$4,968
Trade accounts payable	168,039	117,623
Deferred connection fees, current portion (Note 11)	21,467	22,210
Subscriber prepayments and deposits	191,768	110,950
Debt, current portion (Note 12)	103,312	67,098
Notes payable, current portion (Note 12)	597,836	—
Capital lease obligation, current portion (Notes 13 and 18)	9,122	21,232
Income tax payable	11,128	3,987
Accrued liabilities (Note 14)	143,789	73,919
Other payables	19,604	2,225

Total current liabilities	1,297,969	424,212

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 12)	800,000	298,943
Debt, net of current portion (Note 12)	142,418	59,971
Capital lease obligation, net of current portion (Notes 13 and 18)	7,646	7,241
Deferred connection fees, net of current portion (Note 11)	25,177	19,694
Deferred taxes (Note 15)	180,628	87,485

Total long-term liabilities	1,155,869	473,334

Total liabilities	2,453,838	897,546

COMMITMENTS AND CONTINGENCIES (Note 22)
MINORITY INTEREST	47,603	65,373
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2003 and 2002, 345,244,080 of which are in the form of ADS (Note 1)	50,558	50,558
Treasury stock (9,929,074 as of December 31, 2003 and 9,966,631 as of December 31, 2002 common shares at cost) (Note 17)	(10,197)	(10,206)
Additional paid-in capital	559,911	558,102
Unearned compensation (Note 17)	(869)	(212)
Shareholder receivable (Note 12)	(27,610)	(34,412)
Accumulated other comprehensive income (Note 2)	7,595	—
Retained earnings	1,144,522	738,214

Total shareholders' equity	1,723,910	1,302,044

Total liabilities and shareholders' equity	$4,225,351	$2,264,963

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	2003	2002	2001
NET REVENUES:
Service revenues	$2,435,717	$1,274,287	$830,308
Connection fees	29,372	24,854	21,066
Equipment sales	81,109	62,615	41,873

	2,546,198	1,361,756	893,247

COST OF SERVICES AND PRODUCTS, exclusive of depreciation and amortization shown separately below (including related party amounts of $37,680, $31,607 and $30,537, respectively):
Interconnection and line rental	187,270	113,052	75,278
Roaming expenses	113,838	83,393	68,387
Cost of equipment	173,071	90,227	39,828

	474,179	286,672	183,493

OPERATING EXPENSES (including related party amounts of $11,002, $9,602 and $8,882, respectively) (Note 19):	406,722	229,056	134,598
SALES AND MARKETING EXPENSES (including related party amounts of $23,668, $12,140 and $8,707, respectively):	326,783	171,977	107,729
DEPRECIATION AND AMORTIZATION	415,916	209,680	133,318
IMPAIRMENT OF INVESTMENT (Note 20)	—	—	10,000

Net operating income	922,598	464,371	324,109
CURRENCY EXCHANGE AND TRANSLATION (GAINS) LOSSES	(693)	3,474	2,264
OTHER EXPENSES/(INCOME) (including related party amounts of $6,161, $5,141 and $2,978, respectively):
Interest income (Note 6)	(18,076)	(8,289)	(11,829)
Interest expense	106,551	44,389	6,944
Other expenses (income), net	3,420	(2,454)	(2,672)

Total other expenses (income), net	91,895	33,646	(7,557)
Income before provision for income taxes and minority interest	831,396	427,251	329,402
PROVISION FOR INCOME TAXES (Note 15)	242,480	110,417	98,128
MINORITY INTEREST	71,677	39,711	7,536

NET INCOME before cumulative effect of a change in accounting principle	517,239	277,123	223,738
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 3)	—	—	(17,909)

NET INCOME	$517,239	$277,123	$205,829

Weighted average number of common shares outstanding	1,983,374,949	1,983,359,507	1,983,359,507
Earnings per share, basic and diluted:
Net income before cumulative effect of a change in accounting principle	$0.261	$0.140	$0.113
Net income	$0.261	$0.140	$0.104

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Accumulated Other Comprehensive Income	Additional Paid-in Capital	Unearned Compen- sation	Share- holder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount						Total
BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	—	552,030	—	(49,519)	258,221	801,084

Receivable from Sistema (Note 12):							—
Increases for interest	—	—	—	—	—	3,764	—	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001	1,993,326,138	50,558	(9,966,631)	(10,206)	—	555,794	—	(38,958)	461,091	1,018,279

Receivable from Sistema (Note 12):
Increases for interest	—	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 17)	—	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 17)	—	—	—	—	—	—	23	—	—	23
Net income	—	—	—	—	—	—	—	—	277,123	277,123

BALANCES, December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	—	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

Receivable from Sistema (Note 12):
Increases for interest	—	—	—	—	—	807	—	(807)	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,609	—	7,609
Issuance of stock options (Note 17)	—	—	—	—	—	1,002	(1,002)	—	—	—
Stock options exercised (Note 17)	—	—	37,557	9	—	—	—	—	—	9
Amortization of deferred compensation (Note 17)	—	—	—	—	—	—	345	—	—	345
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(110,931)	(110,931)
Cumulative translation adjustment net of income taxes	—	—	—	—	7,595	—	—	—	—	7,595
Net income	—	—	—	—	—	—	—	—	517,239	517,239

BALANCES, December 31, 2003	1,993,326,138	$50,558	(9,929,074)	$(10,197)	$7,595	$559,911	$(869)	$(27,610)	$1,144,522	$1,723,910

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$517,239	$277,123	$205,829
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	71,677	39,475	7,536
Depreciation and amortization	415,916	209,680	133,318
Amortization of deferred connection fees	(29,372)	(24,854)	(20,027)
Equity in net loss of associates	(2,670)	—	—
Cumulative effect of a change in accounting principle	—	—	17,909
Gain on debt extinguishment	—	—	(2,780)
Inventory obsolescence expense	3,307	5,614	2,543
Provision for doubtful accounts	32,633	7,047	3,219
Deferred taxes	(43,001)	(18,989)	(39,964)
Non-cash expenses associated with stock bonus and stock option plans	213	23	—
Impairment of investment	—	—	10,000
Changes in operating assets and liabilities:
Increase in trade receivables	(64,597)	(18,945)	(7,181)
Decrease/(Increase) in accounts receivable, related parties	213	(1,360)	(3,091)
Increase in inventory	(14,737)	(18,186)	(4,129)
Increase in prepaid expenses	(11,029)	(2,634)	(8,552)
Increase in VAT receivable	(50,230)	(64,154)	(59,618)
(Increase)/Decrease in other current assets	(8,122)	(7,422)	1,613
(Decrease)/Increase in accounts payable, related parties	(1,417)	81	1,049
Increase/(Decrease) in trade accounts payable	2,673	(16,058)	20,470
Increase in subscriber prepayments and deposits	76,861	46,064	49,980
Increase/(Decrease) in income tax payable	7,141	(19,778)	10,753
Increase in accrued liabilities and other payables	63,286	20,045	19,324

Net cash provided by operating activities	965,984	412,772	338,201
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(667,206)	(143,396)	(75,858)
Purchases of property, plant and equipment	(839,165)	(502,054)	(396,667)
Purchases of intangible assets	(119,606)	(72,218)	(44,533)
Purchases of short term investments	(215,000)	—	(110,000)
Proceeds from sale of short term investments	—	55,304	195,602
Investments in and advances to associates	(69,110)	(35,557)	(10,067)

Net cash used in investing activities	(1,910,087)	(697,921)	(441,523)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	1,097,000	50,808	248,135
Notes issuance cost	(9,556)	(649)	(3,856)
Capital lease obligation principal paid	(22,646)	(1,804)	(7,947)
Dividends paid	(110,864)	—	(2,959)
Proceeds from loans	712,716	52,851	13,577
Loan principal paid	(677,374)	(7,008)	(13,683)
Payments from Sistema	8,269	6,619	14,325

Net cash provided by financing activities	997,545	100,817	247,592

Effect of exchange rate changes on cash and cash equivalents	2,273	(636)	(469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	55,715	(184,968)	143,801

CASH AND CASH EQUIVALENTS, beginning of year	34,661	219,629	75,828

CASH AND CASH EQUIVALENTS, end of year	$90,376	$34,661	$219,629

SUPPLEMENTAL INFORMATION:
Income taxes paid	$286,016	$147,346	$129,418
Interest paid	$79,824	$43,438	$4,096
Non-cash investing activities:
Additions to network equipment and software under capital lease	$10,928	$18,917	$34,072
Payable related to business acquisition (Note 4)	$27,500	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars,
except share and per share amounts or if otherwise stated)

1.     DESCRIPTION OF BUSINESS

Business of the Group

        OJSC Mobile TeleSystems and its subsidiaries ("MTS" or the "Group") is the leading provider of wireless telecommunication services in the Russian Federation ("RF") and Ukraine in terms of the number of subscribers and revenues. The Group has operated primarily in the GSM standard since 1994.

        Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC" or the "Company") was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems ("MTS CJSC") and RTC CJSC, its wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the Company was granted 900 or 1800 MHz ("GSM-900" and "GSM-1800") cellular licenses or through the acquisition of majority stakes in local GSM operators (see Note 21 Operating Licenses and Note 4 Businesses Acquired).

        The Company's shares are traded in the form of American Depositary Shares ("ADS"). Each ADS represents 20 shares of common stock of the Company. In July 2000, the Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares.

Ownership

        As of December 31, 2003 and 2002, MTS' shareholders of record and their respective percentage direct interests were as follows:

	2003	2002
Joint-Stock Financial Corporation "Sistema" ("Sistema")	41.0%	35.0%
T-Mobile Worldwide Holding GmbH ("T-Mobile")	25.4%	36.4%
VAST, Limited Liability Company ("VAST")	3.1%	3.1%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%	8.0%
ADS Holders	17.4%	17.4%
GDR Holders	5.0%	—
All executive officers and directors	0.1%	0.1%

	100.0%	100.0%

        Sistema owns 51.0% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49.0% interest is held by ASVT, a Russian open joint-stock company. Sistema's effective ownership in MTS was 50.6% and 44.6% at December 31, 2003 and 2002, respectively.

        In March 2003, Sistema and T-Mobile (together, "the Shareholders") entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,332,614 shares of MTS, representing 10.0% of outstanding common stock of MTS. On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6.0% of the outstanding common stock of MTS and purchased T-Mobile's 49.0% interest in Invest-Svyaz-Holding, bringing its interest in Invest-Svyaz-Holding to 100.0%. Concurrently with this transaction, T-Mobile sold its holding of 5.0% in MTS on the open market in the form of Global Depositary Receipts ("GDRs") listed on the London Stock Exchange.

        In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are collateralized by 193,473,900 shares of common stock of MTS OJSC.

        On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.0 million. As of the date of these statements, dividends in the amount of $96.7 million, net of tax in the amount of $10.5 million, were paid.

        On November 28, 2003, common shares of MTS OJSC were included by the Board of Moscow Interbank Currency Exchange ("MICEX") into the MICEX "B" Quotation List.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting principles

        MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation and Ukrainian hryvnas for Ukrainian Mobile Communications ("UMC") based on local accounting and tax legislation. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and expressed in terms of U.S. dollars.

        The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

Basis of consolidation

        Wholly owned subsidiaries and majority owned subsidiaries where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation. The Company's share in net income of unconsolidated affiliates was insignificant for each of the three years in the period ended December 31, 2003, and is included in other income in the accompanying consolidated statements of operations. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

        As of December 31, 2003 and 2002, MTS has investments in the following significant operating and holding entities:

		December 31,
	Accounting Method
		2003	2002
Rosico(1)	Consolidated	—	100.0%
ACC	Consolidated	100.0%	100.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
SCS-900	Consolidated	88.5%	51.0%
FECS-900	Consolidated	60.0%	60.0%
Uraltel	Consolidated	99.8%	53.2%
MTS Finance(2)	Consolidated	100.0%	100.0%
BM Telecom	Consolidated	100.0%	100.0%
Kuban-GSM	Consolidated	100.0%	52.7%
Dontelecom	Consolidated	100.0%	100.0%
MTS-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	—
UMC	Consolidated	100.0%	—
Sibchallenge	Consolidated	100.0%	—
TSS	Consolidated	100.0%	—
Volgograd Mobile	Equity	50.0%	—
Astrakhan Mobile	Equity	50.0%	—
Mar Mobile GSM	Consolidated	100.0%	—
Primtelefon	Equity	50.0%	—
MSS	Consolidated	83.5%	83.5%
ReCom	Consolidated	53.9%	53.9%
TAIF Telcom	Consolidated	52.7%	—
UDN-900	Consolidated	51.0%	51.0%
Novitel	Consolidated	51.0%	51.0%
MTS Belarus	Equity	49.0%	49.0%

(1)
On June 9, 2003, the Group's wholly owned subsidiary, Rosico, merged into MTS OJSC pursuant to a shareholders' resolution approving the transaction.
(2)
Represents beneficial ownership.

Translation methodology

        Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary. Management believes that the U.S. dollar is the appropriate functional currency because the majority of its revenues, costs, property and equipment purchased, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine and Belarus maintains its records and prepares its financial statements in the local currency, principally either Russian ruble, Ukrainian hryvna or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

        Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign currency translation."

        For subsidiaries of the Group where functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

        For UMC and Kuban-GSM where functional currency is the local currency, Ukrainian hryvna and Russian ruble, respectively, a "new cost basis" for all non-monetary assets has been established as of January 1, 2003. All year end balance sheet items have been translated into U.S. dollars at the period end exchange rate. Revenues and expenses have been translated at period average exchange rate. Cumulative translation adjustments in the amount of $7,595, net of income taxes were recorded directly in the consolidated statement of shareholders' equity.

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

        Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangible assets and other long-lived assets, and valuation allowances on deferred tax assets.

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

Allowance for doubtful accounts

        MTS provides an allowance for doubtful accounts based on management's periodic review of accounts receivable from customers and other receivables.

Prepaid expenses

        Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

        Inventory, accounted for at lower of cost, determined by the first-in, first-out, or FIFO method, or market, consists of telephones and accessories, held for sale and spare parts, to be used for equipment maintenance within next twelve months and other inventory items.

        Telephones and accessories, held for sale, are written down to their market values based on specific monthly reviews of significant inventoried items and are expensed as cost of equipment.

Value-added taxes ("VAT")

        Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

Property, plant and equipment

        Property, plant and equipment with a useful life of more than one year are capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5–12 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

        Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

        Maintenance and repair costs are expensed as incurred, while upgrades and improvements that extend useful lives are capitalized.

License costs

        License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (see Note 4 Businesses Acquired) and (b) licenses purchased directly from government organizations, which require license payments.

        Our current operating licenses do not provide for automatic renewal upon expiration, and as the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized, subject to periodic review for impairment, on a straight-line basis over three to ten years starting from the date such license area becomes commercially operational.

        Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the Group reclassified $22.0 million relating to the 1998 acquisition of Rosico from goodwill to licenses.

Other intangible assets and Goodwill

        Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to the Group's charter capital. Telephone numbering capacity costs with finite contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years.

        Software costs are amortized over four years. Acquired customer base is amortized over the estimated average subscriber life from 30 to 70 months. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

        Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142. Amortization of deferred numbering capacity costs starts immediately upon the purchase of numbering capacity.

        Goodwill represents the excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition, namely fair value of workforce-in-place acquired in the purchase of UMC (see Note 4 Business Acquired).

        Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exist. The Company determines whether an impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

Leasing arrangements

        The Group accounts for leases based on the requirements of SFAS No. 13, "Accounting for Leases." Majority of the Group's operating leases are for the premises. Certain subsidiaries of the Group lease switches, base stations and other cellular network equipment as well as billing systems. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Subscriber acquisition costs

        Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. MTS expenses these costs as incurred. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life (see also Note 3 Change in Accounting Principle).

Investments impairment

        Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value.

        For the three years in the period ended December 31, 2003, no such impairments have occurred, except as discussed in Note 20 Investments In and Advances to Associates.

Debt issuance costs

        Debt issuance costs are amortized using the effective interest method over the terms of the related debt.

Impairment of long-lived assets

        MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. For the three years in the period ended December 31, 2003, no such impairments have occurred.

Subscriber prepayments

        The Group requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue recognition

        Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

        MTS categorizes the revenue sources in the statements of operations as follows:

  •
  Service revenues: (a) subscription fees, (b) usage charge, (c) value-added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network and (e) prepaid phone cards;

  •
  Connection fees;

  •
  Equipment sales: (a) sales of handsets, and (b) sales of accessories.

Subscription fees

        MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value-added services fees

        Usage charges consist of fees based on airtime used by subscriber, the destination of the call and the service utilized.

        Value-added service fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value-added services in the period when services were rendered.

Roaming fees

        MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS' network. Guest roaming fees were $153,271, $83,393 and $52,639 for the years ended December 31, 2003, 2002 and 2001, respectively.

Prepaid phone cards

        MTS sells to subscribers prepaid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

        At the time that the prepaid phone card is purchased, MTS records the receipt of cash as a subscriber prepayment. The Group recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card has expired.

        In 2002, MTS introduced a new line of prepaid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Connection fees

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Group estimates that the average expected term of the subscriber relationship is 39 months in Russia and 47 months in Ukraine (see also Note 11 Deferred Connection Fees).

Equipment sales

        MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Group recognizes revenues from the handsets and accessories when title passes to the customer. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

        In Ukraine, MTS also from time to time sells handsets at prices below cost. MTS recognizes these subsidies in cost of equipment when sale is recorded.

Expense recognition

        Expenses incurred by MTS in relation to the provision of wireless communication services mainly relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization, and maintenance of the network.

        Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber. Roaming fees are charged to MTS subscribers based on Group's existing tariffs and recorded as service revenues.

        The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when title passes to the customer. Any fees paid to dealers as commissions are recorded as a component of sales and marketing expenses.

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

Advertising costs

        Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $102,018, $48,624 and $42,715, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Government pension fund

        Subsidiaries of the Group contribute to the local state pension fund and social fund, on behalf of all its employees.

        In Russia, starting from January 1, 2001 all social contributions, including contributions to the pension fund, were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 2% of the annual gross remuneration of each employee. UST is allocated to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 2%, respectively, depending on the annual gross salary of each employee. The contributions are expensed as incurred.

        In Ukraine the subsidiary of the Group is required to contribute a specified percentage of each employee payroll up to a fixed limit to Pension Fund, Unemployment Fund and Social Security Fund.

Earnings per share

        Basic earnings per share ("EPS") have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 4,797,410 stock options outstanding as of December 31, 2003.

        The following is the reconciliation of the share component for basic and diluted EPS:

	December 31,
	2003	2002	2001
Weighted average number of common share outstanding	1,983,374,949	1,983,359,507	1,983,359,507
Dilutive effect of stock options	1,727,131	405,946	30,133

Weighted average number of common shares and potential shares outstanding	1,985,102,080	1,983,765,453	1,983,389,640

Fair value of financial instruments

        The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of our publicly traded long-term notes as of December 31, 2003 ranged from 103.6% to 110.2% of the principal amount. As of December 31, 2003, fair value of other fixed rate debt including capital lease obligation approximated its carrying value. The fair value of variable rate debt is equivalent to carrying value.

Comprehensive income

        Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is a reconciliation of comprehensive income, net of income taxes:

	December 31,
	2003	2002	2001
Net income	$517,239	$277,123	$205,829
Cumulative translation adjustment	7,595	—	—

Total comprehensive income	$524,834	$277,123	$205,829

Comparative information

        Certain prior years amounts have been reclassified to conform to the current year presentation.

Stock-based compensation

        MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123." Under the requirements of these statements compensation to employees and non-employee directors is measured based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

        If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, net income and earning per share amounts would have been as follows:

	December 31,
	2003	2002	2001
Net income as reported	$517,239	$277,123	$205,829
Pro-forma effect of the application of fair value method of accounting for stock options	(727)	(460)	(129)

Pro-forma net income	$516,512	$276,663	$205,700

Earnings per share—basic and diluted
As reported	$0.261	$0.140	$0.104
Pro-forma	$0.260	$0.140	$0.104

Recently adopted accounting pronouncements

        In June 2001, Financial Accounting Standard Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense. The Group adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Group's financial position or results of operations.

        In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Following the adoption of the requirements of SFAS No. 145 effective January 1, 2003, MTS reclassified a gain on the extinguishment of a credit facility with OJSC AB Inkombank of $2.8 million and the related income tax expense of $0.7 million from extraordinary gain on debt repayment to other income and income tax expense, respectively, in the consolidated statement of operations for the year ended December 31, 2001.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. The fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Group adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Group's financial position or results of operations.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognizes, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor's obligations under certain guarantees that it has issued. The Group adopted the initial recognition and measurement provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") issued a final consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. The Group adopted the requirements of EITF Issue No. 00-21 prospectively for arrangements entered into after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Group's financial position or results of operations.

        In April 2003, FASB issued SFAS No. 149, "Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. The Group adopted the requirements of SFAS No. 149 for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group's financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The Group adopted the requirements of SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Group's financial position or results of operations.

New accounting pronouncements

        In December 2003, FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        The Group is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Group did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

        In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Group believes it is following the guidance of SAB 104.

3.     CHANGE IN ACCOUNTING PRINCIPLE

        Effective January 1, 2001, the Group changed its accounting principle regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to the 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS' results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of January 1, 2001 in the amount of $17,909 ($0.009 per basic and diluted share), net of $9,644 in taxes was expensed and included in income during the year ended December 31, 2001.

4.     BUSINESSES ACQUIRED

Telecom XXI acquisition

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for cash consideration of $49.7 million. Telecom XXI has GSM-900 and GSM-1800 licenses, covering northwest of Russia, including St. Petersburg and Leningrad region as well as Kaliningrad. Telecom XXI did not have any subscribers at the date of the acquisition. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$849
Non-current asset	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)

Purchase price	$49,742

        License costs are amortized over the remaining term of the license of approximately 7 years at the date of the acquisition.

Telecom-900 acquisition

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26.8 million from Sistema. Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC ("SCS-900"), Uraltel CJSC ("Uraltel"), and Far East Cellular Systems 900 CJSC ("FECS-900"). At the date of acquisition, these companies had approximately 96,000 subscribers and licenses to provide GSM-900/1800 mobile services in the Novosibirsk region, Altai Republic, Sverdlovsk region and Khabarovsk region.

        Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price	$26,812

        In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema, for a cash consideration of $6.9 million. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2.7 million.

        On August 13, 2003, Telecom-900 completed the purchase of the 43.7% and 2.95% stakes in Uraltel for a cash consideration of $35.7 million. The transaction increased Telecom-900's ownership in Uraltel to 99.85%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $24.5 million.

        In November 2003, the Group completed the purchase of the 30% stake in SCS-900 from Sibirtelecom for cash consideration of $28.6 million. The Group's acquisition of this stake increased its ownership in SCS-900 to 81.0%. On December 29, 2003, the Group acquired for cash consideration of $9.3 million a 100% stake in ILIT LLC, a company which owns a 7.5% stake in SCS-900, increasing its ownership in SCS-900 to 88.5%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $25.7 million.

        License costs are amortized over the remaining contractual terms of the respective license, ranging from 6 to 10 years at the date of the first acquisition.

Kuban-GSM acquisition

        In March 2002, MTS acquired 51% of Kuban-GSM, a Russian closed joint-stock company, for cash consideration of $71.4 million. At the date of acquisition, Kuban-GSM had approximately 500,000 subscribers. It operates in thirteen major cities throughout the south of the European part of the Russian Federation, including Sochi, Krasnodar and Novorossiisk. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	80,848
License costs	62,549
Acquired customer base	3,561
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price	$71,400

        In October 2002, MTS exercised its option to buy additional 353 shares for $5.0 million payable in cash, increasing its ownership in Kuban-GSM to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4.4 million, increased acquired customer base by $0.2 million, and decreased minority interest by $0.5 million.

        In September 2003, the Group acquired 100.0% of Kubtelesot for cash consideration of $107.0 million. Kubtelesot owned 47.3% of Kuban-GSM, and the Group's purchase of this stake increased its ownership in Kuban-GSM to 100.0%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $57.5 million, increased acquired customer base by $8.4 million, and decreased minority interest by $59.0 million.

        License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the first acquisition. Acquired customer base is amortized over the average remaining subscribers life of approximately 70 months.

BM Telecom acquisition

        In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41.0 million in cash. At the date of acquisition BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)

Purchase price	$41,000

        License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

Dontelecom acquisition

        On September 26, 2002, MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom, a closed joint-stock company, for cash consideration of $15.0 million (including 33.33% acquired from Sistema for $7.5 million). At the date of acquisition Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for using the purchase method. The purchase price was allocated as follows:

Current assets	$3,422
Non-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)

Purchase price	$15,000

        In October 2002, the Group completed the acquisition of the remaining 33.33% of the outstanding common stock of Dontelecom for $7.5 million. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7.3 million.

        License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition.

UMC acquisition

        On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of UMC, a provider of mobile services in Ukraine, for cash consideration of $199.0 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65.0 million, with the fair value of approximately $62.0 million. At the date of acquisition, UMC had approximately 1.8 million subscribers.

        The acquisition was accounted for using the purchase method. For convenience, MTS consolidated UMC from March 1, 2003. Purchase price allocation is as follows:

Current assets	$82,293
Non-current assets	272,721
License costs	82,200
Acquired customer base	30,927
Current liabilities	(63,551)
Non-current liabilities	(78,580)
Deferred taxes	(27,425)
Minority interest	(99,581)

Purchase price	$199,004

        MTS paid $171.5 million of the purchase price in cash and agreed to pay the balance of the purchase price of $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG, within one year. The amount payable accrues interest of 9% per annum.

        MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS' ownership in UMC increased from 57.7% to 83.7%. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $10.2 million, increased acquired customer base by $13.9 million, and decreased minority interest by $66.4 million.

        In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S ("TDC") for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004. The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $52.7 million, increased acquired customer base by $8.7 million, and decreased minority interest by $43.8 million.

        The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscribers life of approximately 47 months. Other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

        In accordance with SFAS No. 141 "Business Combinations," the Group recognized $8.0 million of goodwill relating to workforce-in-place.

        UMC is one of the two leading mobile operators in Ukraine, operating under nationwide GSM 900/1800 and NMT 450 licenses. As at the date of purchase of the controlling stake, it was providing services to approximately 1.8 million subscribers.

TAIF Telcom acquisition

        In April 2003, MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that is collateralized by telecom equipment.

        MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49.0% of common shares and 50.0% of preferred shares of TAIF Telcom. The exercise period for the call option on common shares is 48 months from the acquisition date and for the put option on common shares is 36 months following an 18 month period after the acquisition date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise period for the call option on preferred shares is 48 months following a 24 month period after the acquisition date and for the put option on preferred shares it is a 24 month period after the acquisition date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date.

        If all of the options are exercised, MTS' share in TAIF Telcom will increase to 100.0%.

        The purchase price allocation was as follows:

Current assets	$3,870
Non-current assets	48,391
License costs	68,407
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(16,814)
Minority interest	(8,965)

Purchase price	$63,240

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 4 years.

        TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia. At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.

Sibachallenge acquisition

        On August 22, 2003, MTS completed the purchase of 100.0% of Sibachallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.5 million, paid a finder's fee of $2.0 million and assumed net debt of approximately $6.6 million. Sibachallenge holds licenses to provide GSM-900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Khakasiya, and in the Taimyr Autonomous region, all of which are located in the Siberian part of Russia. At the date of acquisition, Sibachallenge had approximately 132,000 subscribers.

        The purchase price allocation was as follows:

Current assets	$4,078
Non-current assets	16,678
License costs	52,625
Current liabilities	(6,405)
Non-current liabilities	(6,628)
Deferred taxes	(12,894)

Purchase price	$47,454

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years.

Tomsk Cellular Communications acquisition

        In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications ("TSS") for cash consideration of $47.0 million. TSS holds licenses to provide GSM-900/1800 mobile cellular communications in the Tomsk region. At the date of acquisition, TSS had approximately 183,000 subscribers.

        The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,299
Non-current assets	11,412
License costs	49,282
Current liabilities	(4,543)
Non-current liabilities	(105)
Deferred taxes	(12,345)

Purchase price	$47,000

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years.

Acquisitions of various regional companies

        In August 2003, the Group reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71.0 million. The Group agreed to purchase a 43.7% stake in Uraltel (described above) and 100.0% of Vostok Mobile BV, which holds a 50.0% stake in Primtelefon.

        The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM. The Group also entered into agreements to acquire the remaining 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

        On August 26, 2003, the Group completed the acquisition of Vostok Mobile BV and recorded a 50.0% stake investment in Primtelefon using equity method of accounting.

        On October 14, 2003, the Group completed the purchase of Vostok Mobile South and thus acquired a 50.0% stake in Volgograd Mobile and Astrakhan Mobile and an 80.0% stake in Mar Mobile GSM. Also, in a separate transaction the Group completed the acquisition of the remaining 20.0% stake in Mar Mobile GSM from existing shareholders unrelated to MCT corporation, thus consolidating a 100.0% ownership in the company.

Pro-forma results of operations (unaudited)

        The following unaudited pro forma financial data for the years ended December 31, 2003 and 2002, give effect to the acquisitions of UMC, TAIF Telcom, Sibchallenge, TSS, Kuban-GSM and other various regional companies as if they had occurred at the beginning of the respective years.

	December 31,
	2003	2002
Pro-forma:
Net revenues	$2,640,856	$1,714,532
Net operating income	925,149	544,917
Net income	583,222	342,595
Earnings per share, basic and diluted	$0.294	$0.173

        The pro-forma information is based on various assumptions and estimates. The pro-forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2003 and 2002, nor is it necessarily indicative of future operating results. The pro-forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

5.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2003 and 2002 comprised of the following:

	December 31,
	2003	2002
Ruble current accounts	$40,597	$19,860
Ruble deposits	20,201	—
U.S. dollar deposits	886	7,999
U.S. dollar current accounts	20,130	6,404
Other	8,562	398

Total cash and cash equivalents	$90,376	$34,661

6.     SHORT-TERM INVESTMENTS

        Short-term investments, denominated in U.S. dollars, as of December 31, 2003 comprised of the following:

	Annual interest rate	Maturity date	December 31, 2003
OJSC Moscow Bank of Reconstruction and Development	4.8%	February 2, 2004	$200,000
OJSC Moscow Bank of Reconstruction and Development	8.0%	October 4, 2004	10,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	October 21, 2004	19,100
OJSC Moscow Bank of Reconstruction and Development	8.4%	November 23, 2004	5,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 5, 2004	5,900
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 20, 2004	5,000

Total short-term investments			$245,000

        Short-term investments, denominated in U.S. dollars, as of December 31, 2002 comprised of the following:

	Annual interest rate	Maturity date	December 31, 2002
OJSC Moscow Bank of Reconstruction and Development	9.0%	October 22, 2003	$19,100
OJSC Moscow Bank of Reconstruction and Development	9.0%	November 21, 2003	5,000
OJSC Moscow Bank of Reconstruction and Development	9.0%	December 5, 2003	5,900

Total short-term investments			$30,000

        OJSC Moscow Bank of Reconstruction and Development is a related party (see also Note 18 Related Party).

7.     TRADE RECEIVABLES

        Trade receivables as of December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
Accounts receivable, subscribers	$87,149	$29,505
Accounts receivable, roaming	26,500	17,266
Allowance for doubtful accounts	(13,698)	(6,270)

Trade receivables, net	$99,951	$40,501

        The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001:

	December 31,
	2003	2002	2001
Balance, beginning of year	$6,270	$5,178	$1,959
Provision for doubtful accounts	32,633	7,047	3,219
Accounts receivable written off	(25,205)	(5,955)	—

Balance, end of year	$13,698	$6,270	$5,178

8.     INVENTORY

        Inventory as of December 31, 2003 and 2002 comprised of the following:

	December 31,
	2003	2002
Spare parts for base stations	$26,635	$15,519
Handsets and accessories	23,499	18,056
Other inventory	17,157	7,811

Inventory	$67,291	$41,386

        Obsolescence expense for the years ended December 31, 2003, 2002 and 2001 amounted to $3,307, $5,614 and $2,543, respectively, and was included in operating expenses in the accompanying consolidated statements of operations.

9.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2003 and 2002 was as follows:

	December 31,
	2003	2002
Network and base station equipment (including leased network and base station equipment of $66,311 and $55,383 respectively)	$1,775,180	$959,465
Leasehold improvements	6,582	4,299
Office equipment, computers, software and other (including leased office equipment, computers and software of $1,923 and $1,739, respectively)	147,395	68,271
Buildings	144,680	96,420
Vehicles	11,611	7,607

Property, plant and equipment, at cost	2,085,448	1,136,062
Accumulated depreciation (including accumulated depreciation on leased equipment of $23,343 and $13,420, respectively)	(532,268)	(299,216)
Equipment for installation	334,264	313,222
Construction in-progress	368,632	194,565

Property, plant and equipment, net	$2,256,076	$1,344,633

        Depreciation expenses during the years ended December 31, 2003, 2002 and 2001 amounted to $233.1 million, $116.0 million and $73.7 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $7.6 million, $3.4 million and $1.6 million, respectively.

10.   OTHER INTANGIBLE ASSETS

        Intangible assets at December 31, 2003 and 2002 comprised of the following:

		December 31, 2003			December 31, 2002
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets:
Acquired customer base	30 to 70 months	$81,289	$(18,307)	$62,982	$7,410	$(955)	$6,455
Rights to use premises	10 years	19,638	(10,476)	9,162	11,752	(8,352)	3,400
Numbering capacity with finite contractual life, software and other	3 to 10 years	338,222	(119,269)	218,953	184,237	(69,582)	114,655

		439,149	(148,052)	291,097	203,399	(78,889)	124,510

Unamortized intangible assets:
Numbering capacity with indefinite contractual life		13,047	—	13,047	13,047	—	13,047
Goodwill		8,533	—	8,533	533	—	533

Total other intangible assets		$460,729	$(148,052)	$312,677	$216,979	$(78,889)	$138,090

        As a result of a limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. Costs of acquiring numbering capacity with finite contractual life are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. Numbering capacity with indefinite contractual life is not amortized.

        The principal component of MTS' right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS' administrative offices and facilities utilized for mobile switching centers.

        Amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $69.2 million, $30.0 million and $17.5 million, respectively. Based on the amortizable intangible assets existing at December 31, 2003, the estimated amortization expense is $122.7 million during 2004, $90.0 million during 2005, $51.3 million during 2006, $15.9 million during 2007, $3.1 million during 2008 and $8.1 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

11.   DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
Balance at beginning of the year	$41,904	$47,412
Payments received and deferred during the year	34,112	19,346
Amounts amortized and recognized as revenue during the year	(29,372)	(24,854)

Balance at end of the year	46,644	41,904

Less current portion	21,467	22,210

Non-current portion	$25,177	$19,694

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and recognizes the revenue over the estimated average subscriber life (see Note 2 Summary of Significant Accounting Policies and New Accounting Pronouncements).

12.   DEBT

        At December 31, 2003 and 2002, debt comprised of the following:

	Currency	Annual interest rate (Actual rate at December 31, 2003)	December 31, 2003	December 31, 2002	Available credit facilities as of December 31, 2003
9.75% Notes due 2008	USD	9.75%	$400,000	$—	$—
8.38% Notes due 2010	USD	8.375%	400,000	—	—
10.95% Notes due 2004	USD	10.95%	299,640	298,943	—
Floating Rate Notes due 2004	USD	LIBOR+4% (5.15%)	298,196	—	—

Total notes			$1,397,836	$298,943	$—

Less current portion			597,836	—	n. a.

Total long-term notes			$800,000	$298,943	n. a.

ING Bank (Eurasia)	USD	LIBOR+4.15% (5.30%)	$60,000	$—	$—
Dresdner Bank	USD	LIBOR+3.20%-3.35% (4.35%-4.50%)	15,400	39,280	600
Ericsson	USD	LIBOR+4% (5.15%)	23,400	30,150	—
Deutsche Telekom AG	USD	LIBOR+5%-7% (6.22%-8.22%)	7,981	—	—
TDC Mobile International A/S	USD	LIBOR+5%-7% (6.22%-8.22%)	6,838	—	—
Citibank	USD	LIBOR+3.5% (4.65%)	10,000	9,000	—
West LB	EUR	EURIBOR+2% (4.17%)	5,092	4,000	—
KFW	EUR	LIBOR+0.95%-4% (2.41%-5.46%)	4,313	—	—
HSBC	USD	LIBOR+2.75% (3.88%)	25,000	—	—
Hermes Credit Facility	EUR	EURIBOR + 0.65% (2.82%)	55,550	—	3,700
AVAL bank	UAH	10-16%	10,890	—	9,110
Motorola	USD	LIBOR + 1.5% (2.72%)	1,361	6,181	—
Guta Bank	USD	7%-15%	1,511	—
International Moscow Bank	RUR	13.4%	10,864	—	1,019
International Moscow Bank	USD	LIBOR+3.45% (4.60%)	—	5,000	—
MBRD	RUR	18.5%	1,220	—	448
Ruble denominated debt	RUR	13.4%-20%	5,860	30,334	7,500
Other debt	USD	7%-15%	450	3,124

Total debt			$245,730	$127,069	$22,377

Less current portion			103,312	67,098	n. a.

Total long-term debt			$142,418	$59,971	n. a.

The Notes

        On December 21, 2001, MTS Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $250.0 million 10.95% (effective interest rate of 11.25%) notes at the price of 99.254%. Proceeds received from the notes, net of underwriting discount, were $248.1 million. Related debt issuance costs in the amount of $3.9 million were capitalized. On March 20, 2002, MTS Finance issued additional $50.0 million 10.95% (effective interest rate of 10.25%) notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $0.6 million were capitalized. All the notes are fully and unconditionally guaranteed by MTS OJSC and mature on December 21, 2004. MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933.

        On January 30, 2003, MTS Finance issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400.0 million and related debt issuance costs of $3.9 million were capitalized.

        On August 5, 2003, MTS Finance issued $300.0 million notes bearing interest at floating rate 3 months LIBOR + 4% (5.15% at December 31, 2003) at the price of 99% (effective interest rate of 6.19% at December 31, 2003). These notes are fully and unconditionally guaranteed by MTS OJSC and mature on August 7, 2004. MTS Finance is required to make interest payments on the notes quarterly, commencing on November 5, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $297.0 million and related debt issuance costs of $1.8 million were capitalized.

        On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par. The cash proceeds, net of issuance costs of approximately $4.6 million, amounted to $395.4 million. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

        These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Group's ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson debt restructuring

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years (the "Ericsson Loan"). The loan was repayable in ten equal consecutive quarterly payments of $6.0 million commencing in 1999. On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR + 4% (5.15% at December 31, 2003). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum. The credit agreement contains covenants restricting Rosico's ability to encumber its present and future assets and revenues without lender's express consent.

        Concurrent with the Group's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS enters into a long-term, ruble-denominated promissory notes with nil% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2003 and 2002. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2003, Sistema has made payments under this obligation in the amount of $55.6 million, 36.5 million of which are repayable in the form of long-term, ruble denominated promissory notes with nil% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

        At December 31, 2003 and 2002, $23.4 million and $30.2 million were outstanding, respectively, under the Ericsson Loan.

        On February 25, 2003 Ericsson assigned all of its rights and obligations under the Ericsson Loan to Salomon Brothers Holding Company, Inc.

Dresdner Bank credit facilities

        In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC ("Dresdner Bank") to borrow up to $20.0 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR + 3.2% (4.35% at December 31, 2003) per annum. Default interest is 12% per annum. The loan was fully repaid in November 2003.

        In December 2001 and April 2002, UDN-900 entered into credit agreements with Dresdner Bank, expiring on April 2004. As of December 31, 2003 and 2002, the amounts outstanding under these agreements were $5.4 and $4.3 million, respectively. These borrowings bear interest at LIBOR + 3.2% (4.35% December 31, 2003) per annum and are guaranteed by MTS OJSC.

        In July 2002, MTS OJSC entered into a credit facility with Dresdner Bank. The credit facility allows borrowings up to $12.0 million with the final repayment date no later than June 1, 2004. The amount advanced under the facility bears interest of LIBOR + 1.95% (3.10% at December 31, 2003) per annum. Default interest is 12% per annum. As of December 31, 2003 and 2002, nil and $5.0 million was outstanding under this credit facility, respectively.

        In October 2002, MSS entered into a credit agreement with Dresdner Bank to borrow up to $10.0 million. As of December 31, 2003 and 2002 $10.0 million was outstanding under this agreement. Borrowings under this agreement bear interest of LIBOR + 3.35% (4.50% at December 31, 2003) per annum and mature in October 2004. The loan is guaranteed by MTS OJSC.

ING bank (Eurasia)

        In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 4.15% (5.30% at December 31, 2003). The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness. The loan is payable in 8 equal quarterly installments starting from September 2004. As of December 31, 2003 the principal outstanding under this credit facility is $60.0 million.

Deutsche Telekom AG and TDC Mobile International A/C

        The credit facilities with Deutsche Telekom AG and TDC bear interest at LIBOR + 5% (6.22% at December 31, 2003) and LIBOR +7% (8.22% at December 31, 2003) and are redeemable in five equal quarterly installments commencing April 2003. During the year UMC paid $2.1 million of interest on Deutsche Telekom loan. At December 31, 2003 the unpaid balance on these loans was $14.8 million. The amounts outstanding under these facilities were guaranteed by MTS OJSC. The debt was fully repaid in April 2004.

KFW

        On December 21, 1998, UMC entered into two loan agreements with KFW, a German bank, for EUR 1.9 million (approximately $2.4 million as of December 31, 2003) and EUR 10.9 million (approximately $13.6 million as of December 31, 2003). These loans bear interest at LIBOR + 4% (5.46% at December 31, 2003) and LIBOR + 0.95% (2.41% at December 31, 2003) per annum, respectively, and mature on March 31, 2004 and February 28, 2005, respectively. At December 31, 2003 the unpaid balance on these loans was $4.3 million.

HSBC Bank LLC

        In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC which is guaranteed by MTS OJSC. The facility bears interest at LIBOR + 2.75% (3.88% at December 31, 2003) and is redeemable in ten equal quarterly installments commencing on June 2004. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the amount of dividends paid by TAIF Telcom until MTS owns 100% of TAIF Telcom's outstanding common stock. At December 31, 2003 the outstanding balance is $25.0 million.

Hermes Credit Facility (HECF)

        On December 30, 2003, UMC entered into Hermes Credit Facility with ING BHF Bank and Commerzbank to finance the acquisition of GSM equipment from Siemens Aktiengesellschaft. The aggregate amount available under this credit facility is EUR 47.4 million ($59.3 million at December 31, 2003). The loan is guaranteed by MTS OJSC and bears interest at EURIBOR + 0.65% (2.82% at December 31, 2003). The amount outstanding will be redeemable in 10 equal semi-annual installments, starting on July 31, 2004 or earlier, depending on the fulfillment on the credit agreement terms by the borrower. The balance outstanding at December 31, 2003 is EUR 44.5 million ($55.6 million).

AVAL Bank

        On December 31, 2003, UMC had the balance of $10.9 million of overdraft with AVAL bank. The short-term overdraft facility is limited to 110.0 million hryvnas ($20.0 million at December 31, 2003), bears interest at 10–16% per annum and matures on June 30, 2004.

Citibank credit facility

        In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility and outstanding at December 31, 2003 must be repaid in June 2004 and bear interest of LIBOR + 3.5% (4.65% at December 31, 2003) per annum. Overdue amounts bear an additional 3% per annum. At December 31, 2003, $10.0 million is outstanding under this facility. The amount is guaranteed by MTS OJSC.

Guta Bank

        In January 2003, TAIF Telcom entered into a credit facility agreement with Guta Bank to finance the purchase of telecommunications equipment. The maximum amount allowed to be borrowed under the facility is approximately $2.2 million. The loan bears interest at 7% to 15% per annum and matures in February 2007. The amount outstanding under this facility was $1.5 million as of December 31, 2003. The loan is collateralized by equipment with a net book value of $2.9 million as of December 31, 2003.

International Moscow Bank

        In February 2002, SCS-900 entered into a credit facility agreement with the International Moscow Bank to borrow up to $5.0 million for the purpose of current operations and financing of investment outlay, including payments for contract with Ericsson Radio Systems AB. The amount bears interest at LIBOR + 3.45% (4.60% at December 31, 2003). The default interest rate is 7.5% per annum. The debt was redeemed in May 2003.

        On June 9, 2003, Kuban-GSM entered into a 350.0 million ruble (approximately $11.9 million at December 31, 2003) credit facility with International Moscow Bank. Amounts borrowed under this facility mature in June 2005 and have an interest rate of 13.4% until June 2004.

        As of December 31, 2003, approximately $10.9 million was outstanding under this facility. The loan is collateralized by equipment with book value of approximately $15.5 million at December 31, 2003.

Moscow Bank of Reconstruction and Development (MBRD)

        In 2003, Dontelecom entered into a ruble denominated loan agreement with MBRD, a related party. The amounts borrowed under this loan bear interest at rate of 18.5% and payable in June 2004. During the year 2003, Dontelecom paid interest of $0.1 million. As of December 31, 2003, the total amount payable under this loan agreement amounted to $1.2 million.

        During the year 2003, MTS OJSC signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. During the year interest expense on these loans was approximately $0.3 million.

Rosbank loan

        In February and March 2003, Kuban-GSM entered into ruble-denominated credit facilities with Rosbank permitting borrowings of up to approximately 245.0 million rubles (approximately $8.3 million at December 31, 2003). Borrowings under this agreement bear interest at rates varying from 18% to 20% per annum and are secured by a pledge of equipment. The facilities mature in February 2005 and March 2005. As of December 31, 2003 the amount outstanding under this agreement was $0.8 million.

WestLB International loan

        In July 2002, MTS-P, a wholly owned subsidiary of the Company, entered into a credit facility agreement with WestLB International S.A. As of December 31, 2003 and 2002, the amount of borrowings under this agreement was $5.0 and $4.0 million, respectively. Amounts outstanding under this agreement bear interest of EURIBOR + 2% (4.17% at December 31, 2003) per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. Final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC.

Motorola loan

        In October 1997, MSS issued promissory notes to Motorola Inc. for delivery and installation of GSM 900 cellular equipment in the Omsk region in the amount of $5.4 million. There promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule under which the notes and the accrued interest as of November 27, 2001 are being repaid in regular installments from February 2002 to May 2004, imputing an interest rate of approximately 2.7%. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. As of December 31, 2003, the amount payable under these promissory notes was $1.4 million.

        Dontelecom has a loan agreement with Motorola for GSM cellular equipment, principal and interest which are payable semiannually. The amounts outstanding bear interest of at 8.23% per annum. The loan was fully repaid in January 2003.

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2003:

Payments due in the year ended December 31,
2004	$701,148
2005	69,974
2006	48,014
2007	16,128
2008	408,302
Thereafter	400,000

$1,643,566

13.   CAPITAL LEASE OBLIGATIONS

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Payments due in the year ended December 31,
2004	$12,741
2005	7,217
2006	1,779
2007	32
2008	33
Thereafter	277

Total minimum lease payments (undiscounted)	22,079
Less amount representing interest	(5,311)

Present value of net minimum lease payments	16,768
Less current portion of lease payable	(9,122)

Non-current portion of lease payable	$7,646

        For a schedule by years of future minimum lease payments under capital leases to
Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema, together with the present value of the net minimum lease payments as of December 31, 2003, see Note 18 Related Parties.

14.   ACCRUED LIABILITIES

        Accrued liabilities at December 31, 2003 and 2002 were comprised of the following:

	December 31,
	2003	2002
VAT	$33,545	$29,393
Interest payable	32,911	1,500
Taxes other than income	31,139	31,810
Other accruals	46,194	11,216

Total accrued liabilities	$143,789	$73,919

15.   INCOME TAX

        MTS' provision for income taxes was as follows for the respective periods ended:

	December 31,
	2003	2002	2001
Current provision for income taxes	$285,481	$129,406	$138,092
Deferred income tax benefit	(43,001)	(18,989)	(39,964)

Total provision for income taxes	$242,480	$110,417	$98,128

        From January 1, 2001, MTS' statutory income tax rate was 35%. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate was reduced to 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001.

        From January 1, 2004, UMC statutory income tax rate changes from 30% to 25% as a result of changes in Ukranian legislation.

        The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the respective periods ended:

	December 31,
	2003	2002	2001
Statutory income tax rate for year	24.0%	24.0%	35.0%
Adjustments:
Expenses not deductible for tax purposes	2.3	2.1	13.6
Tax allowance generated from investment in infrastructure	—	—	(8.3)
Effect of decrease in income tax rate	—	—	(6.6)
Effect of higher tax rate of subsidiary	0.9	—	—
Currency exchange and translation	1.6	—	—
Other	0.4	(0.3)	(3.9)

Effective income tax rate	29.2%	25.8%	29.8%

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2003 and 2002:

	December 31,
	2003	2002
Assets (liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$19,171	$13,606
Deferred connection fees	8,805	10,057
Allowance for doubtful accounts	14,157	1,505
Loss carryforward (Rosico and MSS)	7,113	10,033
Other	25,158	8,050

	74,404	43,251
Valuation allowance	(7,113)	(12,695)

Total deferred tax assets	67,291	30,556

Deferred tax liabilities
Licenses acquired	$(170,162)	$(91,606)
Other	(33,334)	(14,212)

Total deferred tax liabilities	(203,496)	(105,818)

Net deferred tax liability	$(136,205)	$(75,262)

Net deferred tax assets, current	$44,423	$12,223
Net deferred tax liability, long term	$(180,628)	$(87,485)

        Net change in valuation allowance for the years ended December 31, 2003 and 2002 were $5.6 million and $13.2 million, respectively.

        As of December 31, 2003 and 2002, Rosico and MSS were entitled to loss carryforwards in the amounts of $29,638 and $41,803, respectively. These loss carryforwards resulted in deferred tax assets at December 31, 2003 and 2002 in the amounts of $7,113 and $10,033, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. While Rosico was merged into MTS OJSC in June 2003, the Group has still recorded a valuation allowance for the entire amount of the available tax loss carryforward related to Rosico as MTS has not yet performed all procedures necessary to determine what amounts will be available for deductions in the future. In addition in 2002 the Group recorded a valuation allowance for the lower of cost or market provision in the amount of $2,662 since it was more likely than not that the tax asset will not be realized.

        The Group does not record a deferred tax liability related to undistributed earnings of UMC, as it intends to permanently reinvest these earnings. The undistributed earnings of UMC as of December 31, 2003 were $327.8 million.

16.   SHAREHOLDERS' EQUITY

        In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the year ended December 31, 2003 and 2002 which is distributable under Russian legislation totaled 13,423.0 million rubles ($437.4 millions), 10,759.0 million rubles ($343.3 million) and 8,587.0 million rubles ($294.4 million), respectively.

17.   STOCK BONUS AND STOCK OPTION PLANS

        On April 27, 2000, MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under this plan, directors, key employees and key advisors received the right to participate in a stock option plan under which they may receive options to purchase up to 9,966,631 of MTS common shares.

        During 2003, 2002 and 2001, MTS made several grants pursuant to its stock option plan to employees and directors of the Group. These options are generally vested over a two year period from the date of the grant, contingent on continuous employment with the Company. A summary of the status of the Group's stock option plan is presented below:

	Shares	Weighted average exercise price, U.S. dollar
Outstanding at January 1, 2001	—	—
Granted during 2001	1,829,221	1.31

Outstanding at December 31, 2001	1,829,221	1.31

Granted	2,846,681	1.49
Forfeited	(27,481)	1.31

Outstanding at December 31, 2002	4,648,421	1.42

Granted	1,952,632	2.43
Exercised	(37,557)	1.31
Exchanged for cash award	(1,746,310)	1.31
Forfeited	(19,776)	1.31

Outstanding at December 31, 2003	4,797,410	1.87

        None of the options outstanding at December 31, 2003 and 2002 were exercisable. Options outstanding at December 31, 2003, have exercise price ranging from $1.49 to $2.43 per share and their weighted average remaining contractual life was approximately one year at December 31, 2003.

        During 2003 19,776 stock options were forfeited, and 1,746,310 options were exchanged for cash consideration of $2.9 million that was included in operating expenses in the consolidated statements of operations. Since the date of the grant total options amounted to 1,913, nil and 45,344 related to 2003, 2002 and 2001 grants, respectively have been forfeited.

        Fair values of options granted in 2003, 2002 and 2001 were 1.02 U.S. dollars, $0.50 and $0.36 per share, respectively, and were estimated using the Black-Scholes option pricing model. The risk free rates applied for 2003, 2002 and 2001 were 5.2%, 6.1% and, 15.5%, respectively. The following assumptions were applied to options granted in 2003, 2002 and 2001, respectively: (i) expected dividend yields of approximately 3.0%; (ii) expected volatility rates of 40.0%, 50.0% and 45.0%, and (iii) expected lives of 2 years.

        In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

18.   RELATED PARTIES

        Related party balances as of December 31, 2003 and 2002 comprised of the following:

	December 31,
	2003	2002
Accounts receivable:
T-Mobile for roaming	$853	$1,374
Strom Telecom for software	1,074	—
Receivables from investee companies	1,429	2,195

Total accounts receivable, related parties	$3,356	$3,569

Accounts payable:
Cetel B.V. for UMC shares	$27,500	$—
MGTS for interconnection	704	630
Telmos for interconnection	—	184
MTU-Inform for interconnection	2,398	4,154
Sundry payables	1,302	—

Total accounts payable, related parties	$31,904	$4,968

        Transactions with major related parties are described below.

OJSC Moscow Bank of Reconstruction and Development ("MBRD")

        Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2003, MTS' cash position at MBRD amounted to $279.7 million including $265.2 million in time deposits and $14.5 million in current accounts. As of December 31, 2002, MTS' cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2003, 2002 and 2001 amounted to $9.9 million, $5.1 million and $3.0 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Loans transactions with MBRD are described in Note 12 Debt.

Rosno OJSC

        MTS arranged medical insurance for its employees and insured its property in the amounts of approximately $874.0 million, $781.0 million and $612.0 million in 2003, 2002 and 2001, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2003, 2002 and 2001, amounted to $16.9 million, $4.9 million and $8.0 million, respectively, including premiums paid for medical insurance amounting to $5.0 million, $3.6 million and $2.5 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Maxima Advertising Agency (Maxima)

        In 2001, 2002 and 2003, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 2003, 2002 and 2001, were $24.7 million, $13.1 million and $8.7 million, respectively. Maxima is related to MTS through MTS' directors who are also members of Maxima's board of directors.

Telmos

        In 2003, 2002 and 2001, MTS had interconnection arrangements with, and received domestic and international long-distance services from Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2003, 2002 and 2001, were approximately $1.6 million, $1.3 million and $4.0 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (MGTS)

        In 2003, 2002 and 2001, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 2003, 2002 and 2001, were approximately $5.0 million, $4.4 million and $1.5 million, respectively. In 2002 and 2001, MTS also purchased buildings from MGTS and paid $2.0 million and $2.6 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform

        In 2003, 2002 and 2001, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary at Sistema. Amounts paid under these agreements for the years ended December 31, 2003, 2002, and 2001, amounted to approximately $26.6 million, $24.1 million and $29.0 million, respectively. In 2003, 2002 and 2001 MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2003, 2002 and 2001, amounted to $0.5 million, $1.6 million and $4.7 million, respectively. Management believes that these agreements are at market terms.

Comstar

        In 2003 and 2002, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Amounts paid under these agreements for the years ended December 31, 2003, and 2002, amounted to approximately $4.0 million, and $3.2 million, respectively. Management believes that these agreements are at market terms.

T-Mobile

        In 2003, 2002 and 2001, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Payments made by MTS under these roaming agreements were approximately $1.1 million, $1.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        As discussed in Note 12, UMC had $8.0 million payable to Deutsche Telecom AG, parent company of T-Mobile. As discussed in Note 4, at December 31, 2003 MTS had a payable related to the purchase of UMC for $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telecom AG.

Invest-Svyaz-Holding

        In 2003, 2002 and 2001, MTS entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS and a wholly owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, "Accounting for Leases." The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 11% to 44%, which management believes are market terms.

        The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2003:

Payments due in the year ended December 31,
2004	$9,518
2005	6,786
2006	1,732

Total minimum lease payments (undiscounted)	18,036
Less amount representing interest	(4,892)

Present value of net minimum lease payments	13,144
Less current portion of lease obligations	(6,223)

Non-current portion of lease obligations	$6,921

        In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group. For the year ended December 31, 2003 leases to the Group amounted to approximately 99% of revenues of Invest-Svyaz-Holding.

        For the year ended December 31, 2003, principal and interest paid to Invest-Svyaz-Holding were $5.4 million and $3.3 million, respectively. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2002 were $2.9 million and $1.4 million. Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were $0.5 million and $0.1 million, respectively. Management believes that these agreements are at market terms.

Strom Telecom

        During 2003 the Group entered into three agreements, for a total amount up to $32.3 million with Strom Telecom, an associate of Sistema. Pursuant to these contracts, the Group purchased a billing system, a communication software support system and equipment for approximately $23.7 million.

        See Note 4 Businesses Acquired for other related parties transactions.

19.   OPERATING EXPENSES

        Operating expenses for 2003, 2002 and 2001, consisted of the following:

	December 31,
	2003	2002	2001
Salaries and social contributions	$156,808	$84,706	$44,425
General and administrative	42,530	26,549	21,569
Taxes other than income taxes	40,432	39,119	25,312
Repair and maintenance	39,406	20,361	10,578
Provision for doubtful accounts	32,633	7,047	3,219
Rent	31,968	15,578	9,479
Billing and data processing	22,067	9,549	2,981
Consulting expenses	11,361	7,692	2,093
Insurance	7,351	6,774	5,258
Other operating expenses	22,166	11,681	9,684

Total operating expenses	$406,722	$229,056	$134,598

20.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        At December 31, 2003 and 2002, the Group's investments in and advances to associates included, respectively, the following:

	December 31,
	2003	2002
MTS Belarus—loans receivable	$51,481	$30,089
MTS Belarus—equity investment	5,884	2,455
Primtelefon—equity investment	31,174	—
Astrakhan Mobile and Volgograd Mobile—equity investment	5,806	—
Astrakhan Mobile and Volgograd Mobile—loans receivable	6,850	—
Volgograd Mobile—loans receivable	204	—
MSS—note receivable	827	—
Receivables from other investee companies	1,359	1,490

Total investments in and advances to associates	$103,585	$34,034

MTS Belarus

        In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture, which will have a GSM-900/1800 license to operate in Belarus. In accordance with the tender, in November 2001 the Group made an initial $10.0 million payment to the government of Belarus.

        From December 2001, soon after the date the Group was awarded the tender, it became increasingly apparent based upon various communications and correspondence that the Group would not be able to commence operations in Belarus as expected. The Company halted additional payments under the original agreement and expensed its initial $10.0 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investment in the accompanying consolidated statements of operations for the year ended December 31, 2001.

        As a result of additional negotiations, and a change in the Belarus government's position, effective June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus. Subsequently, the Group continued investing in MTS Belarus.

        As of December 31, 2003 and 2002, the Group provided MTS Belarus with a total of $51.5 million and $30.1 million in loans, respectively. These loans bear interest at 3% to 11% per annum. All loans outstanding as of December 31, 2002 have been repaid according to the original terms.

        Based on projected future cash flows as well as other factors, management believes that no impairment of the Group's investments in Belarus is required as of December 31, 2003.

Primtelefon, Astrakhan Mobile and Volgograd Mobile

        As described in Note 4 Businesses Acquired, in August 2003 the Group purchased equity interests in various Russian regional mobile operators, including stakes in Primtelefon, Astrakhan Mobile and Volgograd Mobile, as a part of its strategic business plans.

21.   OPERATING LICENSES

        In connection with providing telecommunication services, the Group has been issued various operating licenses by the Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Ministry of Information Technologies and Communications, the Group was granted access to various telecommunication licenses through acquisitions. At December 31, 2003 and 2002, recorded values of the Group's telecommunication licenses were as follows:

	December 31, 2003	December 31, 2002
Moscow license area (MTS OJSC)	$255,812	$255,812
North-Western region (Telecom XXI)	74,639	74,639
Krasnodar and Adigeya regions (Kuban-GSM)	124,396	66,919
Bashkortostan Republic (BM Telecom)	48,932	48,932
Five regions of Asian Russia (Telecom-900)	84,395	34,237
Rostov region (Dontelecom)	22,067	22,067
Krasnoyarsk region, Taimyr region and Khakassia Republic (Sibchallenge)	52,625	—
Tomsk region (TSS)	49,282	—
Tatarstand Republic (TAIF Telcom)	68,407	—
Ukraine (UMC)	151,857	—
Seven regions of European Russia	19,503	19,503
Other	8,212	8,212

Licenses, at cost	960,127	530,321
Accumulated amortization	(257,024)	(143,402)

Licenses, net	$703,103	$386,919

        Amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $113.6 million, $63.7 million and $42.1 million, respectively.

        Based on the licenses existing at December 31, 2003, the estimated amortization expense is $149.5 million during 2004, $145.3 million during 2005, $140.7 million during 2006, $106.6 million during 2007, $63.4 million during 2008 and $97.6 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

        The following table summarizes GSM-900/1800 telecommunication licenses held by the Group at December 31, 2003:

	GSM-900		GSM-1800
License region
	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow Region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	Kuban-GSM	April 28, 2008
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM Telecom	August 22, 2007	BM Telecom	August 22, 2007
Belgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod	ReCom	May 15, 2008
Bryansk	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Chuvashia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic(1)	—	—	MTS OJSC	December 30, 2013
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic(1)	BIT	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008
Komi-Permyatsk(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar Region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Lipetsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk	ReCom	May 15, 2008	—	—
Mari-El Republic(1)	Mar Mobile GSM	January 15, 2012	Mar Mobile GSM	January 15, 2012

Mordovia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel	ReCom	May 15, 2008	—	—
Orenburg	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Perm	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara(1)	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	—	—	MTS OJSC	December 30, 2013	(1)
Smolensk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	TAIF Telcom	June 26, 2007	TAIF Telcom	June 26, 2007
Tula	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	—	—
Ulyanovsk(1)	—	—	MTS OJSC	December 30, 2013
Vladimir	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Yaroslavl	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Asian Russia
Altai Region	MTS-Barnaul	September 8, 2010	MTS-Barnaul	September 8, 2010
Altai Republic	SCS-900	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	ACC	January 10, 2007	ACC	January 10, 2007
Chelyabinsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chukotka(1)	BIT	July 19, 2011	—	—
Evenkia autonomous region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kemerovo(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Khakassia Republic	Sibchallenge	September 13, 2011	Sibchallenge	September 13, 2011
Khanty Mansiysk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnoyarsk region	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Kurgan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	MSS	December 20, 2006
Sakhalin(1)	BIT	July 19, 2011	—	—
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region	—	—	MTS OJSC	April 28, 2008

Taimyr autonomous region	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Tomsk	TSS	June 5, 2008	TSS	June 5, 2008
Tyumen	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic(1)	BIT	July 19, 2011	MTS OJSC	December 30, 2013
Yamalo-Nenetsk region(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013

(1)
Our regional license areas in which the licensee has not commenced commercial operations as at December 31, 2003.

        Each of the Group's licenses, except the licenses covering the Moscow license area, contains a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. The management believes that the Group is in compliance with all material terms of our licenses.

        The Group's operating licences do not provide for automatic renewal. The Group has limited experience with the renewal of its existing licenses. However, management believes that licenses required for the Group's operations will be renewed upon expiration.

22.   COMMITMENTS AND CONTINGENCIES

        Capital Commitments—As of December 31, 2003, MTS had executed non-binding purchase agreements in the amount of approximately $266.1 million to subsequently acquire property, plant and equipment.

        Operating lease—The Group has entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2052. Rental expenses under these operating leases of $32.0 million, $15.6 million and $9.5 million for the years ended December 31, 2003, 2002 and 2001, respectively, are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at December 31, 2003 were:

Payments due in the year ended December 31,
2004	$10,248
2005	4,497
2006	2,924
2007	1,932
2008	1,376
Thereafter	12,389

Total	$33,366

        Operating licenses—When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of frequencies. Most of MTS current licenses now provide for payments to be made for finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as at December 31, 2003. However, a decision on the terms and conditions of such payments has not been finalized. Accordingly, MTS has not made any payments to date pursuant to any of current operating licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying financial statements.

        Provision for doubtful accounts—The increase in the provision for doubtful accounts to $32.6 million at December 31, 2003 from $7.0 million at December 31, 2002 was primarily attributable to a $16.7 million provision related to dealer and subscriber fraud. Certain dealers and subscribers together fraudulently exploited billing time lags by placing a sizeable amount of domestic and international long-distance calls using subscriber accounts registered under false names. MTS discovered the fraud in March 2003 and has taken measures to prevent further fraud of this nature.

        Issued guarantees—As of December 31, 2003, the Group has issued guarantees to third party banks for the loans taken by Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema for a total amount of $21.6 million (see also Note 18 Related Parties). The Group issued additional guarantees on behalf of MTS-Belarus, an equity investee, for the total amount of $14.5 million. Under these guarantees the Group could be potentially liable for a maximum amount of $36.1 million in case of the borrower's default under the obligations. The guarantees expire by August 2005.

        As of December 31, 2003, no event of default has occurred under any of the guarantees issued by the Group.

        Contingencies—The Russian economy continues to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be subject to the government's continued actions with regard to supervisory, legal, and economic reforms.

        On January 1, 2004, a new Law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Group cannot predict with any certainty how the new law will affect MTS. The new law creates a new interconnect pricing regime in 2004 that should be more transparent and unified and it creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the MTS's operations and until the time when appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

        Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax ("VAT"), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that is more significant than typically found in countries with more developed tax systems.

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

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2003, substantially all of the tax declarations of the Group for the preceding three years were open to further review.

        In the ordinary course of business, MTS may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the MTS's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of MTS.

        Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

23.   SEGMENT INFORMATION

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group's business is organized based on geographical operations. Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

        Intercompany eliminations presented below consist primarily of the following items: intercompany sales transactions, elimination of gross margin in inventory and other intercompany transactions conducted under the normal course of operations.

        At December 31, 2003, the Group has several operating segments, of which three are reportable segments—MTS OJSC (merged with Rosico), UMC and Telecom XXI. UMC is located in Ukraine whereas all other operating segments are located in RF.

	Year ended December 31,
	2003	2002	2001
Revenue:
MTS OJSC	$1,471,198	$1,044,877	$831,857
UMC(1)	394,038	—	—
Telecom XXI	210,460	79,166	—
Other	601,171	291,143	64,780
Intercompany eliminations	(130,669)	(53,430)	(3,390)

Total revenue	$2,546,198	$1,361,756	$893,247

Depreciation and amortization:
MTS OJSC	$199,946	$144,004	$114,923
UMC(1)	66,392	—	—
Telecom XXI	36,782	17,343	—
Other	114,484	48,333	18,395
Intercompany eliminations	(1,688)

Total depreciation and amortization	$415,916	$209,680	$133,318

Operating income:
MTS OJSC	$527,837	$365,698	$316,894
UMC(1)	131,704	—	—
Telecom XXI	80,632	2,331	—
Other	198,176	100,531	8,039
Intercompany eliminations	(15,751)	(4,189)	(824)

Total operating income	$922,598	$464,371	$324,109

Total operating income	$922,598	$464,371	$324,109
Currency exchange and translation losses (gains)	(693)	3,474	2,264
Interest income	(18,076)	(8,289)	(11,829)
Interest expense	106,551	44,389	6,944
Other (income)/expenses	3,420	(2,454)	(2,672)

Income before provision for income taxes and minority interest	831,396	427,251	329,402

Additions to long-lived assets:
MTS OJSC	$389,446	$360,598	$415,336
UMC(1)	900,465	—	—
Telecom XXI	174,128	175,361	—
Other	566,475	169,378	176,211

Total additions to long-lived assets	$2,030,514	$705,337	$591,547

(1)
Acquired in March 2003.

	As of December 31,
	2003	2002
Long-lived assets:
MTS OJSC	$1,454,570	$1,288,062
UMC(1)	648,812	—
Telecom XXI	288,256	150,533
Other	899,920	435,236
Intercompany eliminations	(19,702)	(4,189)

Total long-lived assets	$3,271,856	$1,869,642

Total assets:
MTS OJSC	$3,245,545	$1,908,018
UMC(1)	394,470	—
Telecom XXI	296,042	130,011
Other	558,091	557,801
Intercompany eliminations	(268,797)	(330,867)

Total assets	$4,225,351	$2,264,963

(1)
Acquired in March 2003.

24.   SUBSEQUENT EVENTS

        Acquisition of additional interests—In March 2004, MTS acquired an additional 11% shares in SCS-900. The value of consideration equals $8.5 million. SCS provides GSM mobile services in the Novosibirsk region and Altay Republic.

        On April 16, 2004, MTS acquired an additional 40% stake in FECS-900 from Far East Telecommunications Company OJSC, increasing its ownership in the company to 100%. The value of consideration equals $8.3 million. FECS-900 provides GSM-900/1800 services under the MTS brand in the Khabarovsk region.

        On April 13, 2004 MTS acquired an additional 7.5% stake in MSS from Sibirtelecom OJSC, increasing its ownership in the company to 91.0%. The value of consideration paid equals $2.2 million. MSS provides GSM-900/1800 services under MTS brand in the Omsk region.

        The purchase price allocation for these acquisitions has not been finalized at the date of these statements.

        Payment to Cetel B.V.—On March 17, 2004, MTS settled a balance of $27.5 million due to Cetel B.V., a wholly owned subsidiary of Deutsche Telecom AG, due for UMC acquisition (see Note 4 Business Acquired).

        License expansions—In December 2003, at the open tender organized by the State Committee for Radio Frequencies and the Ministry of Defense MTS acquired additional GSM-900/1800 frequency licenses to operate in 11 new regions of Russia. MTS has also received 900 MHz license extensions to existing licenses in several regions. The term of the 900/1800 MHz GSM license for the Moscow Region has been extended until December 2008.

        Total purchase consideration paid for the licenses and extensions identified above was less than $0.1 million.

        Additional loan facility—In April 2004, the Group entered into a short-term loan facility with Credit Suisse First Boston International in the amount of $200.0 million. The proceeds were used to repay the floating rate notes. Amounts outstanding under the loan facility agreement bear interest at LIBOR + 2.25% per annum.

        Redemption of the floating rate notes—On May 5, 2004 the Group redeemed all of the outstanding $300.0 million floating rate notes, issued on August 5, 2003 in the principal amount plus accrued interest thereon to the date of redemption.

        UMC—During 2003, MTS acquired 100% of the outstanding voting interest of UMC (see also Note 4 Business Acquisition) from various parties. On June 7, 2004, the General Prosecutor of Ukraine filed a claim against MTS and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to MTS. The complaint also seeks an order that would prohibit MTS from alienating 51% of its stake in UMC until the claim is resolved. As of the date of these statements MTS has started the process of evaluating the claim. The Company believes that it acquired UMC in full compliance with Ukrainian law and intends to vigorously defend its acquisition of UMC.

Item 19.    Exhibits

No.	Description
1.1	Charter of Mobile TeleSystems OJSC (English Translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
1.2	Amendments to the Charter of Mobile TeleSystems OJSC (English Translation), approved March 15, 2004.
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.1	Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank.
4.2
Indenture dated as of January 30, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.3
Participation Interest Purchase Agreement by and between KPN Telecom B.V. and Mobile Telesystems OJSC dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.4
Participation Interest Purchase Agreement by and between KPN Telecom B.V., PTT Telecom Kyiv and Mobile Telesystems OJSC dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.5
Participation Interest Purchase Agreement by and between Cetel B.V., Deutsche Telekom AG and Mobile Telesystems OJSC dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.6
Participation Interest Purchase Agreement by and between OAO Ukrtelecom and Cetel B.V. dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.7
Call Option Agreement by and between OAO Ukrtelecom and Cetel B.V. dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.8
Put and Call Option Agreement by and between TDC International A/S and Mobile Telesystems OJSC dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.9
Novation Agreement by and between Open Joint Stock Company Ukrtelecom, Cetel B.V. and Mobile Telesystems Open Joint Stock Company dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.10
Novation Agreement by and between Open Joint Stock Company Ukrtelecom, Cetel B.V. and Mobile Telesystems Open Joint Stock Company dated as of November 5, 2002 is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.11
Indenture dated as of December 21, 2001 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.12
License No. 000612 permitting activities in the field of communication in the territory of Ukraine (English Translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.13
License No. 000613 permitting activities in the field of communication in the territory of Ukraine (English Translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.14
MTS license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Urals region, the Republic of Komi, the Udmurt Republic; the Kirov, Kurgan, Orenburg, Perm, Sverdlovsk, Tyumen, and Chelyabinsk oblasts; and the Komi-Permyak, Khanty-Mansyisk, and Yamalo-Nenets autonomous okrugs (English Translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.15	Amendment No. 1 to licence No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory.
4.16
MTS license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Central and Central-Chernozem regions and the Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orlov, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov, and Nizhny Novgorod oblasts (English Translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.17	Amendment No. 1 to licence No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory.

4.18
MTS license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the city of Moscow and the Moscow oblast (English Translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.19	Amendment No. 1 to licence No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory.
4.20
Far East Cellular Systems-900 License No. 5607 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.21	Amendment No. 5 to licence No. 5607 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory.
4.22
Far East Cellular Systems-900 License No. 17765 for leasing of communications channels in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.23
Kuban-GSM License No. 12039 for provision of data transmission services in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.24
Kuban-GSM License No. 6731 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.25	Amendment No. 8 to licence No. 6731 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory.
4.26
Kuban-GSM License No. 9830 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Adyghe Republic is incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.27	Amendment No. 6 to licence No. 9830 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory.
4.28
Kuban-GSM License No. 11957 for provision of telematic services in the 900-MHz band in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.29
Kuban-GSM License No. 11947 for leasing of communications channels in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.30
Telecom XXI license No. 10004 for the provision of cellular radiotelephone communications services in the 1800-MHz band in the territories of St. Petersburg, Petrozavodsk, Arkhangelsk, Vologda, Murmansk, Novgorod, Pskov, Kaliningrad and Naryan-Mar is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.31	Amendment No. 2 to licence No. 10004 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory.
4.32
MTS license No. 15282 for the provision of local and interurban telephone services in the territories of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.33
MTS license No. 15403 for the provision of telematic services in the territories of Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.34
MTS license No. 16245 for the provision of lease of communications channels in the territories of Ivanovo, Kirov, Nizhny Novgorod and Yaroslavl is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.35
MTS license No. 17169 for the provision of videoconferencing services in the Republic of Komi and the Udmurt Republic; the regions of Komi-Permyatsky, Khanty-Mansyisk, Yamalo-Nenetsky, Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orlov, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl; and the City of Moscow is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.36
MTS license No. 17333 for the provision of telematic services in the Republic of Komi and the Udmurt Republic; the regions of Komi-Permyatsky, Khanty-Mansyisk, Yamalo-Nenetsky, Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orlov, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl; and the City of Moscow is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.37
MTS license No. 14667 for the provision of telematic services in the Republic of Komi; the regions of Kostroma, Moscow and Tver; and the City of Moscow is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.38
MTS GSM-900 license No. 14665 for the territory of the City of Moscow and Moscow region is incorporated herein by reference to Exhibit 10.1 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.39
MTS GSM-900 license No. 14662 for the territory of Tver region is incorporated herein by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.40
MTS GSM-900 license No. 14664 for the territory of Kostroma region is incorporated herein by reference to Exhibit 10.3 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.41
MTS GSM-900 license No. 14663 for the territory of the Komi republic is incorporated herein by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.42
MTS GSM-900 license No. 14452 for the territory of Smolensk region is incorporated herein by reference to Exhibit 10.5 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.43
MTS GSM-900 license No. 14453 for the territory of Vladimir region is incorporated herein by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.44
MTS GSM-900 license No. 14454 for the territory of Pskov region is incorporated herein by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.45
MTS GSM-900 license No. 14455 for the territory of Tula region is incorporated herein by reference to Exhibit 10.8 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.46
MTS GSM-900 license No. 14456 for the territory of Kaluga region is incorporated herein by reference to Exhibit 10.9 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.47
MTS GSM-900 license No. 14457 for the territory of Ryazan region is incorporated herein by reference to Exhibit 10.10 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.48
Supplement No. 2 to Rosico license No. 10011 in order to provide GSM-900/1800 in the regions of Perm and Chelyabinsk is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
4.49
ReCom GSM-900 license No. 10015 for the territory of Oryol region is incorporated herein by reference to Exhibit 10.14 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.50
ReCom GSM-900 license No. 10020 for the territory of Kursk region is incorporated herein by reference to Exhibit 10.15 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.51
ReCom GSM-900 license No. 10021 for the territory of Belgorod region is incorporated herein by reference to Exhibit 10.16 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.52
ReCom GSM-900 license No. 10022 for the territory of Bryansk region is incorporated herein by reference to Exhibit 10.17 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.53
ReCom GSM-900 license No. 10023 for the territory of Lipetsk region is incorporated herein by reference to Exhibit 10.18 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.54
ReCom GSM-900 license No. 10024 for the territory of Voronezh region is incorporated herein by reference to Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.55
Loan Agreement, dated as of December 20, 1996, by and between Rosico and Ericsson Project Finance AB is incorporated herein by reference to Exhibit 10.24 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.56
Interconnection Agreement, dated as of December 29, 1995, as amended, by and between MTS and Rostelecom is incorporated herein by reference to Exhibit 10.54 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.57
Interconnection Agreement, dated as of November 4, 1996, as amended, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.55 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.58
Interconnection Agreement, dated as of December 25, 2001, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.56 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.59
Interconnection Agreement, dated as of June 30, 1998, by and between MTS and MTU-Inform is incorporated herein by reference to Exhibit 10.28 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
4.60
Interconnection Agreement, dated as of February 26, 1999, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.58 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.61
Interconnection Agreement, dated as of August 28, 2000, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.59 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.62
Software License Agreement, dated as of August 13, 1999, by and between MTS and Motorola, Inc. is incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC (See Note 2 to our audited consolidated financial statements).
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
/s/ Vassily V. Sidorov
By:	Vassily V. Sidorov
Title:	President and Chief Executive Officer

Date: June 16, 2004

QuickLinks

TABLE OF CONTENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on Our Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. Offer and Listing Details
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
Contractual Maturity Date as of December 31, 2003
  Item 12. Description of Securities Other Than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
PART III
Report of Independent Registered Public Accounting Firm
  Item 19. Exhibits
SIGNATURES