Form 20-F/A
period 2003-12-31
MOBILE TELESYSTEMS OJSC
filed 2004-06-25
CIK 1115837

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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

Explanatory Note

        This Amendment No. 1 on Form 20-F/A amends Mobile TeleSystems OJSC's annual report on Form 20-F for the fiscal year ended December 31, 2003 to update "Item 3. Key Information—D. Risk Factors" and to include a summary describing the differences between the New York Stock Exchange corporate governance requirements for U.S. companies and our current practices pursuant to Section 303A.11 of the New York Stock Exchange's Listed Company Manual.

        This Amendment No. 1 on Form 20-F/A is not intended to revise, update, amend or restate the information presented in any other Item of Mobile TeleSystems OJSC's annual report on Form 20-F or reflect any events that have occurred after the Form 20-F was filed on June 16, 2004.

        In this Amendment No. 1 on Form 20-F/A, unless the context otherwise requires, references to "MTS," "we," "us" or "our" refer to Mobile TeleSystems OJSC and its subsidiaries. "UMC" refers to Ukrainian Mobile Communications, our Ukrainian operations, which we acquired in March 2003. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS-Belarus. As MTS-Belarus is an equity investee, our revenues and subscriber data do not include MTS-Belarus.

        In this Amendment No. 1 on Form 20-F/A, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, references to "rubles" or "RUR" are to the lawful currency of the Russian Federation, references to "hryvnias" are to the lawful currency of Ukraine and references to "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

Item 3. Key Information

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

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also seeks an order that would prohibit us from alienating 51% of our stake in UMC until the claim is resolved on the merits. The claim is based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Ukrainian Cabinet of Ministers in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserts that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. In addition, as UMC was formed during the time that Ukraine's legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that UMC or our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, prospects and results of operations would be materially adversely affected.

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

        Our billing system registers and debits the account of a subscriber for calls made by such subscriber after such calls are made. There could be potential delays between the time that a subscriber's balance reaches zero and the disconnection of such subscriber from our network. During the first quarter of 2003, certain dealers and subscribers together fraudulently exploited these billing time lags by placing a sizeable amount of domestic and international long distance calls using subscriber accounts registered under false names. We discovered this fraud in March 2003, and we estimate that we incurred approximately $16.7 million in losses during 2003 as a result of this dealer fraud. We have taken measures that we believe will prevent further use of this scheme, such as requiring our subscribers to activate their long distance services in person at our service centers. This, in turn, may cause us to lose subscribers who view the new requirement as burdensome and adversely affect our market share. We have also canceled our contracts with certain dealers who had the highest numbers of fraudulent accounts.

        The failure or breakdown of key components of our infrastructure in the future, including our billing system, could have a material adverse effect on our business and results of operations.

  If we cannot successfully develop our network, we will be unable to expand our subscriber base.

        We plan to expand our network infrastructure in the following ways:

  •
  extend coverage and increase the capacity of our existing network in the Moscow and regional license areas;

  •
  further develop our operations in Ukraine and make investments in MTS Belarus; and

  •
  introduce service in the regions in which we have licenses and have not yet commenced operations.

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

        In Ukraine, the government plans in 2004 to privatize Ukrtelecom, whose market share of all fixed line telecommunications services in Ukraine is over 80%, and it is unclear how this privatization will affect our interconnection arrangements and costs.

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

        In some of our subsidiaries we own less than 100% of the equity, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

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

  A merger between our two largest competitors would result in a change in our relative market share in the Russian mobile communications market.

        In August 2003, Russian financial industrial conglomerate Alfa Group, which owns a 25.1% stake in Vimpelcom, announced its purchase of LV Finance, which owns a 25.1% stake in MegaFon. This acquisition gives Alfa Group a 25.1% blocking stake in MegaFon and the press reported that Alfa Group might seek to merge Vimpelcom and MegaFon, Russia's second and third largest mobile communications providers and our two largest competitors. Though it is unclear whether such merger might occur, in the event that it does, it would result in a change in our relative market share in the Russian mobile communications market.

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

  The regulatory environment for telecommunications in Russia and Ukraine is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.

        We operate in an uncertain regulatory environment. The legal framework with respect to the provision of telecommunication services in Russia and Ukraine and in other areas in which we may operate in the future is not well developed, and a number of conflicting laws, decrees and regulations apply to the telecommunications sector. Moreover, regulation is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion. In this environment, political influence or manipulation could be used to affect regulatory and other decisions against us on the basis of other than legal considerations. For example, press reports have indicated that the Russian governmental authorities' investigation in late 2003 of Vimpelcom on the grounds that Vimpelcom was illegally operating in Moscow pursuant to a license issued to its 100% owned subsidiary rather than to Vimpelcom itself was based on other than legal considerations. In addition, some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us. For example, according to press reports, Megafon and Kyivstar, our competitors in Russia and Ukraine, respectively, received preferential treatment in regulatory matters in the past.

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

        As mobile cellular networks increase in size and complexity, they are becoming increasingly subject to computer viruses. These viruses can potentially spread throughout a network system, slowing the network and disrupting service. We may be the target of a virus, and if we are, we may not be able to maintain the integrity of our network and operational software, which could result in a material adverse effect on our business and results of operations.

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

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. President Putin has maintained governmental stability and even accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004, by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. The new structure is not yet finalized and implemented.

        Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could also disrupt or reverse economic and regulatory reforms.

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

        These uncertainties also extend to property rights. During Russia and Ukraine's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. In Russia, for example, in October 2003, the prosecutor general's office "arrested" or attached approximately 42% of Yukos' shares. Press reports have indicated that the decision of the court to grant this provisional remedy to the prosecutor general's office was influenced by political factors. Some government entities have also tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business.

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

Corporate Governance

        The New York Stock Exchange permits us to follow certain home country corporate governance practices, which are different from those required under the New York Stock Exchange's Listing Standards for U.S. companies. The following table sets forth the differences between the New York Stock Exchange corporate governance requirements for U.S. companies under Listing Standard 303A and our current practices:

NYSE Corporate Governance Rules for U.S. companies	MTS' Corporate Governance Practices

Majority directors are independent. (Section 303A.01 and 02)	We have seven directors, four of whom are affiliated with our largest shareholder and three of whom are affiliated with our second largest shareholder. Our President and Chief Executive Officer is a member of our board of directors, and the remaining directors are non-management directors.

Non-management directors must meet at regular scheduled executive executive sessions without management. (Section 303A.03)	Non-management directors do not meet at regular scheduled sessions without management.

Listed companies must have a nominating/corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee's purpose and responsibilities, as well as annual performance evaluation of the committee.
(Section 303A.04 and 05)	These matters are considered by our entire board of directors.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06)	Our audit committee is comprised of two directors who are officers of our largest and second largest shareholders and one non-director who is an employee of our largest shareholder.
Our audit committee does not currently comply with Rule 10A-3. We intend to comply with this rule by July 31, 2005, when it comes into effect for foreign private issuers.
Our shareholders appoint our independent auditors at our annual general meeting as required by Russian law. This practice is not in violation of Rule 10A-3.

Audit committee must have a minimum of three members and have a written charter specifying the committee's purpose, an annual performance evaluation and its duties and responsibilities.
(Section 303A.07(a) and (c))
Our audit committee is comprised of two directors who are officers of our largest and second largest shareholders and one non-director who is an employee of our largest shareholder, and functions pursuant to a written charter.

Listed companies must have an internal audit function. (Section 303A.07(d))
As required by Russian law, we have a Review Commission that supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A director may not simultaneously be a member of the Review Commission. We do not currently have a complete internal audit function.

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions. (Section 303A.08)	Our charter requires the shareholders meeting to approve annual remuneration of board members.

Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09)	We do not have formalized corporate governance guidelines outside of what is generally required by Russian law.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
(Section 303A.10)	We have adopted a Code of Ethics that applies to our senior officers, pursuant to SEC requirements.

        Please see our website at www.mtsgsm.com for the latest version of this summary.

32

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

MOBILE TELESYSTEMS OJSC
/s/ Vassily V. Sidorov
By:	Vassily V. Sidorov
Title:	President and Chief Executive Officer

Date: June 25, 2004

QuickLinks

SIGNATURES