Form 20-F
period 2004-12-31
MOBILE TELESYSTEMS OJSC
filed 2005-06-17
CIK 1115837

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 5 SHARES OF COMMON STOCK COMMON STOCK, PAR VALUE 0.10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        1,986,124,030 ordinary shares, par value 0.10 Russian rubles each and 21,620,747 American Depositary Shares, as of December 31, 2004.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒
(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON OUR COMPANY	35
A.	HISTORY AND DEVELOPMENT	35
B.	BUSINESS OVERVIEW	37
C.	ORGANIZATIONAL STRUCTURE	65
D.	PROPERTY, PLANT AND EQUIPMENT	66
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	67
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	107
A.	DIRECTORS AND SENIOR MANAGEMENT	107
B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	109
C.	BOARD PRACTICES	111
D.	EMPLOYEES	112
E.	SHARE OWNERSHIP	113
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	113
A.	MAJOR SHAREHOLDERS	113
B.	RELATED PARTY TRANSACTIONS	114
C.	INTERESTS OF EXPERTS AND COUNSEL	117
ITEM 8.	FINANCIAL INFORMATION	117
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	117
B.	SIGNIFICANT CHANGES	118
ITEM 9.	OFFER AND LISTING DETAILS	118
ITEM 10.	ADDITIONAL INFORMATION	119
A.	SHARE CAPITAL	119
B.	CHARTER AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION	119
C.	MATERIAL CONTRACTS	132
D.	EXCHANGE CONTROLS	134
E.	TAXATION	136
F.	DIVIDENDS AND PAYING AGENTS	141
G.	STATEMENT BY EXPERTS	141
H.	DOCUMENTS ON DISPLAY	142
I.	SUBSIDIARY INFORMATION	142
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	142
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	145
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	146
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	146
ITEM 15.	CONTROLS AND PROCEDURES	146
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	146
ITEM 16B.	CODE OF ETHICS	146
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	146
ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	147
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	147
ITEM 17.	FINANCIAL STATEMENTS	148
ITEM 18.	FINANCIAL STATEMENTS	148
ITEM 19.	EXHIBITS	149

i

        Unless the context otherwise requires, references to "MTS," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries. "UMC" refers to Ukrainian Mobile Communications, our Ukrainian operations, which we acquired in March 2003. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS-Belarus. As MTS-Belarus is an equity investee, our revenues and subscriber data do not include MTS-Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

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

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the "U.S. Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "will," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding:

  •
  strategies, outlook and growth prospects;

  •
  future plans and potential for future growth;

  •
  liquidity, capital resources and capital expenditures;

  •
  growth in demand for our services;

  •
  economic outlook and industry trends;

  •
  developments of our markets;

  •
  the impact of regulatory initiatives; and

  •
  the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the economies of Russia, Ukraine and certain other CIS countries, political stability in Russia, Ukraine and certain other CIS countries, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A. Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2002, 2003 and 2004, and as of December 31, 2003 and 2004, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 2000 and 2001, and as of December 31, 2000, 2001 and 2002, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(Amounts in thousands, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees(1)	$499,354	$851,374	$1,299,141	$2,465,089	$3,800,271
Sales of handsets and accessories	36,358	41,873	62,615	81,109	86,723

Total net operating revenues	535,712	893,247	1,361,756	2,546,198	3,886,994
Operating expenses:
Cost of services, exclusive of depreciation and amortization shown separately below	83,093	143,665	196,445	301,108	481,097
Cost of handsets and accessories, exclusive of depreciation and amortization shown separately below	39,217	39,828	90,227	173,071	218,590
Sales and marketing expenses	76,429	107,729	171,977	326,783	460,983
Depreciation and amortization	87,684	133,318	209,680	415,916	675,729
Sundry operating expenses(2)	110,242	134,598	229,056	406,722	631,532
Impairment of investment	—	10,000	—	—	—

Net operating income	139,047	324,109	464,371	922,598	1,419,063
Currency exchange and translation losses (gains)	1,066	2,264	3,474	(693)	(6,529)

Other expenses (income):
Interest income	(7,626)	(11,829)	(8,289)	(18,076)	(21,792)
Interest expenses	11,335	6,944	44,389	106,551	107,956
Other expenses (income), net	(502)	(2,672)	(2,454)	3,420	(33,456)

Total other expenses (income), net	3,207	(7,557)	33,646	91,895	52,708
Income before provision for income taxes and minority interest	134,774	329,402	427,251	831,396	1,372,884
Provision for income taxes	51,154	98,128	110,417	242,480	354,664
Minority interest	(6,428)	7,536	39,711	71,677	30,342

Net income before cumulative effect of a change in accounting principle	90,048	223,738	277,123	517,239	987,878
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 in 2001	—	(17,909)	—	—	—

Net income	$90,048	$205,829	$277,123	$517,239	$987,878

Dividends declared	$13,631	$2,959	—	$111,355 (3)	$219,918 (3)
Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	93,108	223,738	277,123	517,239	987,878
Net income per share, basic and diluted	0.05	0.10	0.14	0.26	0.50
Dividends declared per share	0.01	—	—	0.06	0.11
Weighted average number of shares of common stock outstanding	1,806,968,096	1,983,359,507	1,983,359,507	1,983,374,949	1,984,497,348
Consolidated cash flow data:
Cash provided by operating activities	$190,914	$338,201	$412,772	$965,984	$1,711,589
Cash used in investing activities	(423,349)	(441,523)	(697,921)	(1,910,087)	(1,543,201)
(of which capital expenditures)(4)	(224,898)	(441,200)	(574,272)	(958,771)	(1,358,944)
Cash provided by financing activities	298,543	247,592	100,817	997,545	10,773
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$245,828	$304,933	$64,661	$335,376	$347,510
Property, plant and equipment, net	439,307	856,056	1,344,633	2,256,076	3,234,318
Total assets	1,101,332	1,727,492	2,283,296	4,225,351	5,581,187
Total debt (long-term and short-term)(5)	52,773	325,840	454,485	1,660,334	1,937,148
Total shareholders' equity	801,084	1,018,279	1,302,044	1,723,910	2,523,323
Including capital stock	40,352	40,352	40,352	40,361	43,162
Financial ratios (end of period):
Total debt/total capitalization(6)	6.2%	24.2%	25.9%	49.1%	43.4%

Industry and operating data:(7)
Mobile penetration in Russia (end of period)	2%	6%	12%	25%	51%
Mobile penetration in Ukraine (end of period)	—	—	—	13%	29%
Subscribers in Russia (end of period, thousands)(8)	1,194	2,650	6,644	13,370	26,540
Subscribers in Ukraine (end of period, thousands)(8)	—	—	—	3,349	7,374
Overall market share in the Moscow license area (end of period)	55%	50%	43%	43%	45%
Overall market share in Russia (end of period)	35%	33%	38%	37%	36%
Overall market share in Ukraine (end of period)	—	—	—	51%	53%
Average monthly usage per subscriber in Russia (minutes)(9)	151	157	159	144	157
Average monthly service revenue per subscriber in Russia(10)	$54	$36	$23	$17	$12
Average monthly usage per subscriber in Ukraine (minutes)(9)	—	—	—	97	114
Average monthly service revenue per subscriber in Ukraine(10)	—	—	—	$15	$13
Subscriber acquisition costs in Russia(11)	$69	$56	$35	$26	$21
Subscriber acquisition costs in Ukraine(11)	—	—	—	$32	$19
Churn in Russia(12)	21.6%	26.8%	33.9%	47.3%	27.5%
Churn in Ukraine(12)	—	—	—	23.8%	15.8%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Service revenues amounted to $484.5 million, $830.3 million, $1,274.3 million, $2,435.7 million and $3,753.3 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively. Guest roaming fees included in service revenues were $43.2 million, $52.6 million, $83.4 million, $112.0 million and $93.3 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(2)
Sundry operating expenses include taxes (other than income taxes), primarily revenue and property-based taxes, of $26.9 million, $25.3 million, $39.1 million, $40.4 million and $50.0 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(3)
Includes dividends on treasury shares of $0.4 million and $1.1 million for the years ended December 31, 2003 and 2004, respectively. In May 2005, our Board of Directors recommended cash dividends in the amount of $409.48 million (including dividends on treasury shares of $1.5 million). Our shareholders will vote on this recommendation at the annual shareholders meeting on June 21, 2005.

(4)
Capital expenditures include purchases of property, plant and equipment and intangible assets.

(5)
Includes notes payable, bank loans, capital lease obligations and other debt.

(6)
Calculated as book value of total debt divided by the sum of the book values of total shareholders' equity and total debt at the end of the relevant period. See note 5 above for the definition of "total debt."

(7)
Source: Sotovik, J'Son & Partners, AC&M-Consulting, Ukrainian News and our data.

(8)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the "Jeans" and "SIM-SIM" brand tariffs) and whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its "Jeans" and "SIM-SIM" subscribers.

(9)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(10)
Average monthly service revenue per subscriber is calculated by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(11)
Subscriber acquisition costs are calculated as total sales and marketing expenses and handset subsidies for a given period divided by the total number of gross subscribers added during that period. Effective January 1, 2001, we changed our accounting policy and began expensing dealer commissions on new connections as incurred instead of amortizing them over the estimated average subscriber life. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(12)
We define our churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. For Ukraine, the 2003 figure has been annualized based on the months of March through December 2003. The significant decrease in the 2004 churn rate in Ukraine is largely attributable to the change in our churn policy for "Jeans" and "Sim-Sim" subscribers in Ukraine. See note 8 above. Under the previous churn policy, the 2004 churn rate in 2004 was 23%.

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        An investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment.

        We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of our securities.

Risks Relating to Business Operations in Emerging Markets

  Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation, Ukraine and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

  If our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, prospects and results of operations would be materially adversely affected.

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor's claim.

        On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has yet to respond to the General Prosecutor's request.

        If the Constitutional Court of Ukraine determines that Ukrtelecom's sale of its stake in UMC contradicted the terms of the Ukrainian privatization law, the General Prosecutor would be able to request the Kiev Commercial Court to reopen the case based on new circumstances and could potentially include additional plaintiffs that were not parties to the original proceeding and/or additional claims.

        In addition, as UMC was formed during the time when Ukraine's legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, prospects and results of operations would be materially adversely affected.

  Our controlling shareholder has the ability to control our operations and its interests may conflict with those of holders of our securities, and it may make decisions that materially adversely affect your investment.

        Sistema controls 50.6% of our outstanding shares. As a result, Sistema has the ability to implement actions requiring shareholder approval, including the election of a majority of our directors and the declaration of dividends, and has the ability to control our operations. Therefore, decisions made by Sistema will influence our business, results of operations and financial condition, and these decisions may conflict with the interests of the holders of our securities.

        Sistema has outstanding a significant amount of indebtedness, including $350.0 million of notes maturing in 2008 and $350.0 million of notes maturing in 2011. In addition, the notes maturing in 2011 can be redeemed at the option of the noteholders in 2007. Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $111.4 million in 2003 and $220.0 million in 2004. The indentures relating to our outstanding notes do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

        Sistema also owns an interest in Sky Link CJSC, which operates on a CDMA-2000 standard in a number of key regions, including Moscow and St. Petersburg. Sky Link may pursue business strategies that specifically target high-end businesses and residential customers, which could result in increased competition for us.

  Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations.

        While our subscriber base and revenues are growing as we continue to grow our operations, our average monthly service revenues per subscriber are decreasing. For example, our average monthly service revenues per subscriber in Russia for 2002, 2003 and 2004 was $23, $17 and $12, respectively. We expect our average monthly service revenues per subscriber to continue to decrease due to tariff decreases, lower tariffs in the regions outside of the Moscow license area and the increase of mass-market subscribers as a proportion of our overall subscriber mix. See "Item 5. Operating and Financial Review and Prospects." In addition, the Russian government may consider the introduction of a "calling party pays," or CPP, scheme. The introduction of CPP may have a negative impact on our average monthly service revenues per subscriber and margins depending on the settlement rate between mobile and fixed line operators set by the government. A decrease in our average monthly service revenues per subscriber may materially adversely affect our results of operations.

  We are in the process of transferring to a new billing system, which could have a material adverse effect on our business and results of operations in the short term.

        We are in the process of implementing a new billing system, which we expect to complete in December 2005. We expect the new billing system will ultimately increase our overall efficiency and reduce our expenses in the long term. During the transition period, however, we will be required to run both the old and new billing systems simultaneously, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience subscribers in the short term and, consequently, have a material adverse effect on our business and results of operations.

  Our failure to implement the necessary infrastructure to manage our growth could have a material adverse effect on our business and results of operations.

        Our billing system registers and debits the account of a subscriber for calls made by such subscriber after such calls are made. There could be potential delays between the time that a subscriber's balance reaches zero and the disconnection of such subscriber from our network and, to the extent that this occurs, there would be an increase in our doubtful accounts receivable. During the first quarter of 2003, certain dealers and subscribers together fraudulently exploited these billing time lags by placing a sizeable amount of domestic and international long distance calls using subscriber accounts registered under false names. We discovered this fraud in March 2003, and we incurred approximately $16.7 million in losses during 2003 as a result of this dealer fraud. We have taken measures that we believe will prevent further use of this scheme, such as requiring our subscribers to activate their long distance services in person at our service centers. This, in turn, may cause us to lose subscribers who view the new requirement as burdensome and materially adversely affect our market share. We have also canceled our contracts with certain dealers who had the highest numbers of fraudulent accounts. In 2004, we did not incur any significant losses as a result of subscriber or dealer fraud.

        The failure or breakdown of key components of our infrastructure in the future, including our billing system, could have a material adverse effect on our business and results of operations.

  If we cannot successfully develop our network or integrate our acquired businesses, we will be unable to expand our subscriber base and maintain our profitability.

        We plan to expand our network infrastructure in the following ways:

  •
  extend coverage and increase the capacity of our existing network in the Moscow and regional license areas;

  •
  further develop our operations in Ukraine and Uzbekistan and make investments in MTS Belarus; and

  •
  introduce service in the regions in which we have licenses and have not yet commenced operations.

        Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable this expansion. Limited information regarding the markets into which we have or are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues.

        In addition, we have expanded our network through acquisitions and we may continue to engage in further acquisitions. We may not be able to integrate previous or future acquisitions successfully or operate them profitably. Such integration requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Such integration may also be difficult as our technical systems may differ from those of the acquired businesses. In addition, unpopular cost cutting measures may be required and control of cash flow may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations.

        We also may face risks during the course of our expansion into countries outside of the Russian Federation. Differing cultures and more uncertain business operating environments could lead to lower profitability and higher risks to our business.

        The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia and Ukraine is subject to governmental certification, which must be renewed at least every three years. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

  Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and strain our financial resources, restricting our ability to successfully expand our operations.

        We have experienced substantial growth and development in a relatively short period of time, and we believe that our businesses may continue to grow for the foreseeable future. The operating complexity of our business, as well as the responsibilities of management, have increased as a result of this growth, placing significant strain on our managerial and operational resources. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel.

        We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our logistical, technical, accounting, finance, marketing and sales personnel. Management of growth will require, among other things:

  •
  stringent control of network buildout, operating and other costs;

  •
  the ability to integrate new acquisitions into our operations;

  •
  continued development of financial and management controls and information technology systems, and their implementation in newly acquired businesses;

  •
  implementation of adequate internal control over financial reporting and disclosure controls and procedures; and

  •
  hiring and training of new personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia, Ukraine and in the other CIS countries where we operate for personnel with relevant expertise is intense due to the small number of qualified individuals. We are not insured against damage that we may incur in case of loss or dismissal of our key personnel. Our inability to successfully manage our growth or personnel needs could have a material adverse effect on our business, financial condition and results of operations.

  If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with the Moscow City Telephone Network, or MGTS, and other incumbent fixed-line operators in Russia, Ukrtelecom, in Ukraine, and other local, domestic and international telecommunications operators. Fees for interconnection are established by agreements with network operators and vary, depending on the network used, the nature of the call and the call destination. We have entered into interconnection agreements with several local, domestic and international telecommunications operators, including MGTS and Rostelecom in Russia and UTEL and Ukrtelecom in Ukraine. Interconnection with these operators is required to complete calls originating on our network but terminating outside of it and to complete calls to our subscribers originating outside of our network.

        In Russia, the government plans to privatize Svyazinvest, a holding company that controls several regional fixed-line operators. In Ukraine, the government plans to privatize Ukrtelecom, which has a market share of over 80% of all fixed-line telecommunications services in Ukraine. The timing of these privatizations is not yet known, and it is unclear how these privatizations will affect our interconnection arrangements and costs.

        Although Russian legislation requires that operators of public switched telephone networks may not refuse to provide interconnections or discriminate against one operator over another, we believe that, in practice, some public network operators attempt to impede wireless operators by delaying interconnection applications and by charging varying interconnect rates to different wireless operators and, in particular, more favorable rates to local wireless operators, potentially enabling our competitors to offer lower prices. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations.

  Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Ukrainian Telecommunications Law adopted in November 2003, the National Commission for the Regulation on Communications, or the NCRC, commencing January 1, 2005, has been entitled to regulate the tariffs for public telecommunications services rendered by fixed-line operators, whereas the mobile cellular operators (including UMC) are entitled to set their retail tariffs and negotiate interconnect rates with other operators. However, the NCRC would be entitled to regulate the interconnect rates of any mobile cellular operator declared a "dominant market force" by the Antimonopoly Committee of Ukraine, or the AMC. Government regulation of our interconnect rates could cause our interconnect revenues to decrease or be limited, which could have a material adverse effect on our results of operations.

        In addition, we believe that the state-owned fixed-line operator monopolies, Ukrtelecom and UTEL, are currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed-line operators' networks by the mobile cellular operators. Such increases could cause our costs to increase, which could have a material adverse effect on our results of operations. Similarly, Urktelecom and UTEL may cause substantial decreases in interconnect rates for access to mobile cellular operators' networks by the fixed-line operators, which could cause our revenues to decrease and materially adversely affect our results of operations.

  If frequencies currently assigned to us are reassigned to other users or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

        There is a limited number of frequencies available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. While we believe that our current spectrum allocations are sufficient, frequency may not be allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. For example, the availability of frequencies in the GSM 900 MHz band in Ukraine is limited by the fact that the Ukrainian military has a number of frequencies for its exclusive use. While future capacity constraints could be reduced by an increase in the GSM frequencies allocated to us, including additional frequencies in the GSM 1800 MHz band, we may not be awarded some or any of the remaining GSM spectrum. In addition, the Ukrainian government is currently delaying the allocation of new frequencies to wireless communications operators in Ukraine which, in turn, may constrain our network capacity in those areas of Ukraine characterized by high subscriber usage.

        A loss of assigned spectrum allocation, which is not replaced by other adequate allocations, could also have a substantial adverse impact on our network capacity. For example, on September 5, 2000, we received a letter from the State Service for Communication Control, a department of the Ministry of Information Technologies and Communications, informing us of the cancellation of the approval the State Service for Communication Control had given it in May 2000 for certain frequencies within the 900 MHz band in order to install base stations with restricted emanation, which we used primarily for the development of our network in the underground stations of the Moscow subway system. While the Department of Communications Control, also under the Ministry of Information Technologies and Communications, halted the implementation of this letter on September 14, 2000, and the Ministry of Information Technologies and Communications reinstated these frequency allocations to us on November 14, 2000, such future attempts may be made to remove frequency allocations from us. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

  Because we lack a comprehensive back-up system for our network and insurance for our computer systems, a network or computer systems failure could prevent us from operating our business and lead to a loss of subscribers, damage to our reputation and violations of the terms of our licenses and subscriber contracts and penalties.

        We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center was unable to function, significant disruptions to our systems would occur, including our inability to provide services. Disruptions in our services occurred in the Moscow license area on May 30, 2003, in the Kiev license area on August 31, 2004 and September 1–2, 2004, in the Nizhny Novgorod license area on December 10, 2004 and in the Kirov license area on December 21, 2004. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition" for a description of the recommendation issued by the AMC to UMC following the Kiev area disruptions.

These types of disruptions may recur, which could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins, viruses and similar events. Although we have insured our computer and communications hardware against fires, storms and floods, we do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

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

        In addition, some of our current licenses in Russia provide for payments to be made pursuant to a decision by the Association of GSM Operators, or the Association, to finance telecommunication infrastructure improvements, which in the aggregate could total up to $103.0 million as of December 31, 2004. The Association is a nongovernmental not-for-profit organization comprised of representatives from the major cellular communications companies, including us. Neither the Association nor Russian lawmakers have established a procedure for enforcing and collecting such payments and the new Federal Law on Communications, which came to effect on January 1, 2004, does not provide for such payments to be made. Accordingly, we have made no payments to date pursuant to any of the current licenses which could require such payments. Each of our licenses also requires service to be started by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates.

        If we fail to comply with the requirements of applicable Russian, Ukrainian or other legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. A suspension or termination of our licenses or other necessary governmental authorizations could have a material adverse effect on our business and results of operations.

  If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

        Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company or shareholders and affiliates or our services could negatively affect this brand image, which could lead to loss of market share and revenues.

  We may be unable to obtain licenses for third-generation, or UMTS, wireless services on commercially reasonable terms or at all, which would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services.

        During the past few years, the Ministry of Information Technologies and Communications has stated its intention to announce the procedures for the award of licenses for UMTS wireless services. To date, however, no procedures have been announced. Depending upon the procedures adopted, we may be unable to obtain UMTS licenses on commercially reasonable terms or at all. Failure to obtain UMTS licenses for the Moscow and other license areas or Ukraine (although we do not believe that the award of UMTS licenses in Ukraine is imminent) would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services, which could have a material adverse effect on our prospects, business and results of operations.

        In addition, we employ technology based primarily on the Global System for Mobile Communications, or GSM, standard. The UMTS standard is significantly superior to existing second-generation standards such as GSM. The adoption of UMTS may consequently increase the competition we face. The technology we currently use may become obsolete or uncompetitive and, if we are not able to develop a strategy compatible with this or any other new technology, we may not be able to acquire new technologies necessary to compete on reasonable terms. In addition, expenditures in connection with new technology may adversely affect our ability to expand in other areas.

        Licenses for the use of code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Although CDMA technology is currently classified in Russia as a fixed radio-telephone service, it may be used for wireless communications, and it may be offered for use via portable handsets. Currently, CDMA technology is offered by certain mobile operators in Russia using the NMT-450 standard. If CDMA operators were able to develop a widespread network throughout Russia, we would face increased competition.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our licenses expire in various years from 2005 to 2016 and may be renewed in Russia, Ukraine and Uzbekistan upon application to the Federal Service for Supervision in the Area of Communications, the NCRC and the Agency of Communications and Informatization, respectively. From time to time, as required, we also apply for the re-issuance of licenses prior to their expiration.

        Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. If our licenses are renewed, they may be renewed with additional obligations, including payment obligations. Failure to renew our licenses or to receive renewed licenses with similar terms to our existing licenses could significantly diminish our service area, which could have a material adverse effect on our business and results of operations.

  We engage in transactions with related parties, which may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

        We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries of Sistema for advertising (Maxima), interconnection services (MTT), insurance services (Rosno), interconnection and telephone numbering capacity (MGTS, Comstar and MTU-Inform), IT services and hardware purchases (Kvazar-Micro), banking services (MBRD), office leases (MGTS) and the purchase of a new billing system (STROM telecom). Furthermore, we have entered into a number of arrangements with T-Mobile and its affiliates, including agreements for the purchase of shares of UMC, and we have entered into a number of equipment lease agreements with Invest-Svyaz Holding, one of our shareholders and a wholly-owned subsidiary of Sistema. These transactions may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

  If the Federal Antimonopoly Service was to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, the Federal Antimonopoly

Service or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the Federal Antimonopoly Service was to conclude that an acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business and results of operations.

        In addition, if we or any of our subsidiaries were to be classified by the Federal Antimonopoly Service as a dominant market force or as having a dominant position in the market, the Federal Antimonopoly Service would have the power to impose certain restrictions on their businesses. These restrictions could result in competitive disadvantages, and materially adversely affect the business and results of operations of these entities. See "—Risks Relating to Our Industry—If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations."

  In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

        We own less than 100% of the equity in some of our subsidiaries, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries, which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." These transactions have not always been properly approved and, therefore, may be challenged by minority shareholders. In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders meeting to approve certain transactions, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other transactions requiring supermajority approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party or other transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

  All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen in early 2003, and is currently publicly sold in Russia.

        In January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. Following its theft, this database was available for sale in Russia. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of MTS, MegaFon, Delta Telecom and two other operators, were stolen and are currently being sold.

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

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. At December 31, 2004, our consolidated total debt, including capital lease obligations, was approximately $1,937.1 million, and we have signed several agreements for additional financing for an aggregate amount of approximately $493.0 million since December 31, 2004. We have approximately $370.9 million in notes and bank loans that are due by December 31, 2005.

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

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. We cannot assure you that any refinancing or additional financing would be available on commercially reasonable terms or at all, or whether our assets could be sold, or if sold, whether the proceeds therefrom would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

  If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, prospects and results of operations.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for, our GSM network. We spent approximately $574.3 million in 2002, approximately $958.8 million in 2003 and approximately $1,358.9 million in 2004 for the fulfillment of our capital spending plans, and we may need to significantly increase our capital expenditures in the future to facilitate our regional growth and maintain our competitive network coverage. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network will require substantial additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

  •
  a lack of external financing sources;

  •
  changes in the terms of existing financing arrangements;

  •
  construction of the wireless networks at a faster rate or higher capital cost than anticipated;

  •
  pursuit of new business opportunities or investing in existing businesses that require significant investment;

  •
  acquisitions or development of any additional wireless licenses;

  •
  slower than anticipated subscriber growth;

  •
  slower than anticipated revenue growth;

  •
  regulatory developments;

  •
  changes in existing interconnect arrangements; or

  •
  a deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Russian companies are limited in their ability to issue shares in the form of ADRs or other depository receipts due to new Russian securities regulations that came into force in 2003 providing that no more than 40% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. As of May 31, 2005, depositary receipts, including ADRs, accounted for approximately 37% of our outstanding shares. Therefore, our ability to raise additional equity financing through depositary receipt programs is substantially limited. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, prospects and results of operations.

        In addition, from time to time, we may merge our subsidiaries into us for operational reasons. Under Russian law, such merger would be considered a reorganization and we would be required to notify our creditors of this reorganization. Russian law also provides that, for a period of 30 days after notice, these creditors would have a right to accelerate our debts and demand reimbursement for applicable losses. In the event that we elect to undertake any such merger and all or part of our debt is accelerated, we may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected. On November 9, 2004, our general meeting of shareholders approved a merger of seven of our wholly-owned subsidiaries into us. The term for notifying our creditors has not yet commenced. We do not, however, expect a substantial portion of our indebtedness to be accelerated.

  Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our revenues.

        Until recently, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. A significant portion of our costs, expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar-denominated notes), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. In order to hedge against this risk, we link our tariffs in Russia, which are payable in rubles, to the U.S. dollar. The effectiveness of this hedge is limited, however, as we may not be able to increase prices in line with ruble devaluation against the U.S. dollar due to competitive pressures or regulatory restrictions, leading to a loss of revenue in U.S. dollar terms. We do not engage in any other hedging arrangements. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. In order to hedge against this risk, we invest a significant portion of our cash in U.S. dollar-denominated deposits.

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

        The Russian economy has been characterized by high rates of inflation. In 2004, the inflation rate of 11.7%, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins.

  Russian currency control regulations hinder our ability to conduct our business.

        The Central Bank of Russia has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future. Furthermore, the government and the Central Bank of Russia may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

        A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank of Russia (except for opening bank accounts outside Russia), envisaging instead the implementation of generally applicable restrictions on currency operations. As the evolving regulatory regime is new and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information subject us to the risks of additional costs and penalties.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts, and they could be used in politically motivated investigations and prosecutions. We believe that the prices used by our group are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have an adverse impact on our financial condition and results of operations. Although Ukraine has reformed its transfer pricing rules, similar concerns with interpretation and enforcement by the Ukrainian tax authorities exist.

  Restrictions on investments outside of Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

        Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

        Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 10% of those earnings into rubles within seven days of receipt, although Russian legislation allows the Central Bank of Russia to decrease this conversion requirement or increase it up to 30%. For example, we earned around $83.4 million, $112.0 million and $93.3 million in foreign currency in 2002, 2003 and 2004, respectively, primarily from our roaming agreements. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

  Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them.

        Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. For example, as of December 31, 2004, we had $164.7 million committed under contracts with foreign suppliers for the purchase of network infrastructure that were primarily denominated in U.S. dollars. Although Russian legislation currently permits the conversion of rubles into foreign currency, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist, which could increase our costs when making payments in foreign currencies to suppliers and creditors.

        Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

  Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and our syndicated loan agreement contains, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

        The indentures relating to our outstanding notes contain covenants limiting our ability to incur debt, create liens on our properties and enter into sale and lease-back transactions. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Our syndicated loan facility contains similar and other covenants. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

        In addition, Sistema, which controls 50.6% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its $350.0 million in aggregate principal amount of notes due 2008 and $350.0 million in aggregate principal amount of notes due 2011, which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In these indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its covenants, which could materially limit our ability to conduct our operations, including the implementation of our business strategy.

  If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations.

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

  •
  any acquisition by Sistema, T-Mobile or their respective subsidiaries that results in the 50% threshold being exceeded; and

  •
  any acquisition by us, our subsidiary or our employee benefit plan.

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

        If a change in control occurs, and our noteholders and other debt holders exercise their right to require us to redeem all of their notes or debt, such event could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Industry

  We face increasing competition that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The Russian wireless telecommunication services market is becoming increasingly competitive. The trend in Russian government licensing policies has been to increase competition among wireless telecommunication service providers. Russian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition, including from the potential introduction of new mobile operators in the markets where we operate, may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

  A merger between our two largest competitors would result in a competitor substantially larger than us with leading market shares in the Russian mobile communications market.

        In August 2003, Russian financial industrial conglomerate Alfa Group, which owns a 25.1% stake in Vimpelcom, announced its purchase of CT-Mobile, which owns a 25.1% stake in MegaFon. This acquisition gives Alfa Group a 25.1% blocking stake in MegaFon and the press reported that Alfa Group might seek to merge Vimpelcom and MegaFon, Russia's second and third largest wireless communications providers and our two largest competitors. Though it is unclear whether such merger might occur, in the event that it does, it would result in a competitor substantially larger than us with leading market shares in the Russian wireless communications market.

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

        Moreover, regulation is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion. In this environment, political influence or manipulation could be used to affect regulatory, tax and other decisions against us on the basis of other than legal considerations. For example, Russian government authorities investigated Vimpelcom in late 2003 on grounds that it was illegally operating in Moscow pursuant to a license issued to its wholly-owned subsidiary rather than to Vimpelcom itself. In addition, some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us. For example, according to press reports, MegaFon and Kyivstar, our competitors in Russia and Ukraine, respectively, received preferential treatment in regulatory matters in the past.

  Because of limitations on the rights of license holders and the need to have a license reissued in the event of a merger, our ability to integrate our networks may be restricted, thus preventing us from offering integrated network services.

        As our regional development program proceeds, we intend to integrate our various networks to create a single, unified GSM network. The Federal Law on Communications and other telecommunications regulations prohibit the transfer or assignment of licenses and require that telecommunications services must be provided by the licensee only. Further, applicable regulations require that agreements for the provision of telecommunications services must be concluded and performed only by the licensee. This requirement has been an important factor in our recent acquisitions. As we are unable to buy licenses, we must instead purchase the company holding the license. We must also continue to operate through such company in its license area by entering into agency, lease, services and similar agreements.

        We have entered into a series of agreements with a number of our subsidiaries for the provision of network construction services, the lease of wireless switching centers and related services. The government may change its position and view these agreements as violating the general prohibition on the transfer or assignment of licenses. For example, in 2003, the government challenged Vimpelcom on the grounds that it was illegally operating in Moscow pursuant to a license issued to its 100% owned subsidiary rather than to Vimpelcom itself.

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

  If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.

        Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. As of December 31, 2004, MTS OJSC and its subsidiaries CJSC Kuban-GSM, Tomsk Cellular Communications LLC, CJSC Siberian Cellular System-900 and CJSC UDN-900 are categorized as companies with a market share exceeding 35%. This classification, in turn, gives the Federal Antimonopoly Service the power to impose certain restrictions on the businesses of those entities.

        Additionally, UMC, which has over a 50% market share of the Ukrainian wireless communications market, can be categorized as a company with a dominant position in the market and become subject to specific government-imposed restrictions. While UMC is currently not categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the AMC in April 2004. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were classified as a dominant market force or as having a dominant position in the market, the imposition of government-determined tariffs could result in competitive disadvantages, and our business and results of operations could be materially adversely affected. Our refusal to adjust our tariffs according to such government-determined rates could result in the withholding of all our revenues by Russian authorities. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from implementing our business strategy. Moreover, we could be required to make additional license applications at an additional unexpected cost.

  The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and may require us to make substantial investments in public switched telephone networks.

        Due to the recent growth in fixed and wireless telephone use in Moscow, the city's "095" code has reached numbering capacity limits and an additional code or codes are expected to be introduced in the future. Calls between a new code and another code will require callers to dial through "8," the long distance dialing prefix, which is also used by our "federal" number subscribers. The overtaxing of these long distance lines may inconvenience our federal number subscribers by causing incoming and outgoing calls to have lower completion rates. Resolving these issues will require additional investment. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks.

        Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make such investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we make such investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial.

        Additionally, to meet subscriber demand and provide for an adequate inventory of numbering capacity, we have entered into contracts with local fixed-line providers for allocation of numbering capacity to us. These contracts are now under review by the Ministry of Information Technologies and Communication and are subject to change in order to comply with new legislative requirements. The Ministry of Information Technologies and Communications may also require cellular communication service providers to allow their customers to retain their mobile number when switching from one provider to another. These changes in our contracts and in the regulations may cause us to incur additional expenses and a loss of numbering capacity.

        In Ukraine, new numbering capacity must first be established on the networks of Ukrainian public fixed-line operators before the numbers are made available for use by mobile operators. Thus, depending on the rate in which new numbers are established on the fixed-line networks, UMC may be constrained in its ability to allocate new phone numbers to potential customers which could hinder UMC's ability to attract new subscribers and cause its market share to decline.

  Alleged medical risks of cellular technology may subject us to negative publicity or litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us by reducing subscriber growth, reducing usage per subscriber, increasing the number of product liability lawsuits, increasing the difficulty in obtaining or maintaining sites for base stations and/or reducing the financing available to the wireless communications industry.

  Computer viruses may harm or disrupt our network.

        As telecommunications and IT networks increase in size and complexity, they are becoming increasingly susceptible to computer viruses. These viruses can potentially spread throughout a network system, slowing the network and disrupting service. In the event that any of our telecommunications or IT networks are the target of a virus, we may be unable to maintain the integrity of such networks and software operations, which could have a material adverse effect on our business and results of operations.

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

  •
  widespread tax evasion;

  •
  growth of a black and grey market economy;

  •
  pervasive capital flight;

  •
  high levels of corruption and the penetration of organized crime into the economy;

  •
  significant increases in unemployment and underemployment; and

  •
  the impoverishment of a large portion of the population.

        The Russian and Ukrainian economies have been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. Certain other CIS countries, including Ukraine and Belarus, were similarly affected by these events.

        These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

        Recently, the Russian and Ukrainian economies have experienced positive trends, such as the increase in the gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

  The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Further, bank deposits generally are not insured in Russia.

        Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia in 2004 revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks. Nonetheless, we hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part because we are required to do so by Central Bank regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

  The physical infrastructure in Russia and Ukraine is in very poor condition, which could disrupt normal business activity.

        The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. For instance, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major outage in a large section of Moscow and some surrounding regions. The blackout also hit the ground electric transport, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many stores and markets were also halted. Road conditions throughout Russia and Ukraine are poor, with many roads not meeting minimum quality requirements. The Russian and Ukrainian governments are actively considering plans to reorganize the nations' rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

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

  Fluctuations in the global economy may materially adversely affect the Russian and Ukrainian economies and our business.

        The Russian and Ukrainian economies are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Ukraine and Russian and Ukrainian businesses could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

Political and Social Risks

  Political and governmental instability could materially adversely affect the value of our securities.

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin has maintained governmental stability and even accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004, by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies.

        In addition to the restructuring of the Russian Federal government, the Russian parliament adopted legislation proposed by President Putin whereby the executives of sub-federal political units will no longer be directly elected by the population and will instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties. These new structures are largely not yet finalized and implemented.

        Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could also disrupt or reverse economic and regulatory reforms.

        Similarly to Russia, Ukraine has experienced political instability since its independence in 1991, having seen nine changes in prime minister since 1991. The various state authorities, and the relations between them, as well as the Ukrainian government's policies and the political leaders who formulate and implement them, are subject to rapid change. For example, following the presidential elections in November 2004, mass demonstrations and strikes took place throughout Ukraine to protest the election process and results. While tensions in Ukraine appear to have subsided following the invalidation of the November election results and the new presidential election held on December 26, 2004, the long-term effects of these events and policy direction of the new government are not yet known.

        Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia and Ukraine, and the value of our securities could decline.

  Conflict between central and regional authorities and other conflicts could create an uncertain operating environment hindering our long-term planning ability and could materially adversely affect the value of investments in Russia, including the value of our securities.

        The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

        In Ukraine, tensions between certain regional authorities and the central government were recently ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the regional authorities in three regions in eastern Ukraine threatened to conduct referendums on creating a separate, autonomous region within Ukraine. Though the regional authorities backed down from these threats, and tensions in Ukraine appear to have subsided following the invalidation of the November election results and the new presidential election held on December 26, 2004, the long-term effects of these events and their effect on relations among Ukrainians is not yet known.

  Crime, corruption and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

        The political and economic changes in Russia and Ukraine in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organized crime, has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials by competitors and others for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian and Ukrainian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials, claims that we have been involved in official corruption or engaged in improper transactions or slanted articles, press speculation and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

  Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. More recently, mass protests and strikes erupted across Ukraine following the country's presidential election in November 2004. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economies of Russia and Ukraine; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, materially adversely affecting our operations.

  Major changes in Ukraine-Russia relations may adversely affect our business.

        The relationship between Ukraine and Russia has been historically strained due, among other things, to Ukraine's failure to pay arrears relating to the supply of energy resources, Russia's introduction of a 20% VAT on Ukrainian imports and border disputes. In addition, the impact of the recent political crisis in Ukraine and the results of the December 26, 2004 presidential election on Ukraine-Russia relations is not yet clear.

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

        However, any major changes in Ukraine-Russia relations, in particular any such changes adversely affecting energy supplies from Russia to Ukraine and/or Ukraine's export of services and goods to Russia, could materially adversely impact the Ukrainian economy and our Ukrainian operations.

  Legal Risks

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

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in each of Russia and Ukraine remain largely untested. The court system in each of Russia and Ukraine is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian and Ukrainian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian and Ukrainian judicial systems can be slow or unjustifiably swift. Enforcement of court orders can in practice be very difficult in Russia and Ukraine. All of these factors make judicial decisions in Russia and Ukraine difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

        These uncertainties also extend to property rights. During Russia and Ukraine's transformation from centrally planned economies to market economies, legislation has been enacted in both countries to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business.

  Selective or arbitrary government action may have a material adverse effect on our business, financial condition and results of operations or prospects.

        We operate in an uncertain regulatory environment. Governmental authorities in Russia and Ukraine have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, in 2003 and 2004, the Ministry for Taxes and Levies aggressively brought tax evasion claims on certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition and results of operations or prospects.

  Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include

  •
  the Federal Service for the Financial Markets;

  •
  the Ministry of Finance;

  •
  the Federal Antimonopoly Service;

  •
  the Central Bank of Russia; and

  •
  various professional self-regulatory organizations.

        The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code of the Russian Federation dated January 26, 1996, or the Civil Code, and the Federal Law on Joint Stock Companies of December 26, 1995, or the Federal Law on Joint Stock Companies, generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an "effective parent." The person whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent, which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

  Shareholder rights provisions under Russian law may impose additional costs on us, which could materially adversely affect our financial condition and results of operations.

        Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  decisions with respect to a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth between 25% and 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of MTS OJSC's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our results of operations and financial condition.

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

  The implementation of the new Federal Law on Communications and the new Ukrainian Law on Telecommunications will impose an additional financial burden on us, which may materially adversely affect our financial condition and results of operations.

        The new Federal Law on Communications came into force on January 1, 2004. Among other things, this law provides for the establishment of a "universal services reserve fund" for the purpose of supporting communications companies operating in less developed regions of Russia. This reserve fund will be funded by a levy imposed on all communication services providers, including us. According to a government decree enacted on April 21, 2005, such providers must make quarterly payments in the amount of 1.2% of the difference between their total revenues and revenues generated by interconnection services. However, the procedures for its collection and subsequent distribution have not yet been established. This additional levy, the amount of which may be changed by the Russian government at its own discretion, will increase our costs and may materially adversely affect our financial condition and results of operations.

        In addition, the new Ukrainian Law on Telecommunications also came into force on January 1, 2004. However, regulations implementing the new law have not yet been promulgated and certain regulatory bodies established by the new law have not yet commenced their regulatory functions. For example, the regulatory body tasked with regulating the telecommunications industry and issuing telecommunications licenses in Ukraine, the NCRC was formed in January 2005 but has not begun to perform its regulatory functions and no other regulatory authority has been designated or is permitted to perform these functions under the law. In addition, the new Ukrainian Law on Telecommunications, among other things, may require companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition." As UMC's estimated market share in mobile telecommunication services in Ukraine is over 50%, implementation of the new law may materially adversely affect our financial condition and results of operations.

  Changes in the Russian tax system could materially adversely affect an investment in our securities.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax, or VAT;

  •
  excise taxes and import duties;

  •
  unified social tax; and

  •
  property tax.

        The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that may be considered aggressive by tax authorities, but that we consider to be in compliance with current law. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our telecommunications licenses.

        Because of the political changes which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

        In practice, the Russian tax authorities often interpret the tax laws in a way that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

        Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, payments of intercompany dividends are subject to a withholding tax of 9% to 15%, though this tax does not apply to dividends paid out further up the ownership chain once they have already been taxed at the lower level.

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business and the value of our securities.

  The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

        Ukraine currently has a number of laws related to various taxes imposed by both central and regional governmental authorities. Applicable taxes include value-added tax, corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available.

        Although the Ukrainian Constitution prohibits retroactive enforcement of any newly enacted tax laws and the Law on Taxation System specifically requires legislation to adopt new tax laws at least six months prior to them becoming effective, such rules have largely been ignored. In addition, tax laws are often vaguely drafted, making it difficult for us to determine what actions are required for compliance. Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict for taxpayers and investors. In practice, the Ukrainian tax authorities tend to interpret the tax laws in an arbitrary way that rarely favors taxpayers.

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

  We face similar risks in other countries of the CIS.

        In addition to Russia and Ukraine, we currently have operations in other CIS countries, including Belarus and Uzbekistan. We may acquire additional operations in other countries of the CIS. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia and Ukraine, especially those risks set out above in "—Risks Relating to the Russian Federation and Ukraine."

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

        In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding tax at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may be reduced to 5% or 10% under the United States-Russia income tax treaty for U.S. holders: a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain. See "Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations" for additional information.

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

        In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

        The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged in connection with their misuse of economic data.

  Because no standard definition of a subscriber, average monthly service revenue per subscriber (ARPU), average monthly usage per subscriber (MOU) or churn exists in the mobile telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

        The methodology for calculating subscriber numbers, ARPU, MOU and churn varies substantially in the mobile telecommunications industry, resulting in variances in reported numbers from that which would result from the use of a uniform methodology. Therefore, comparisons of certain operating data between different mobile cellular communications companies may be difficult to draw.

Item 4.    Information on Our Company

A. History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. JSFC Sistema, or Sistema, currently owns 50.6% of our share capital. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

        MTS CJSC inaugurated service in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, we have continued to grow by applying for GSM licenses in new regions, investing in new GSM licensees, increasing our ownership percentage in these licensees and acquiring existing GSM license holders and operators.

        Mobile TeleSystems OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. In accordance with Russian merger law, MTS CJSC and RTC CJSC ceased to exist and MTS OJSC was created with the assets and obligations of the predecessor companies. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT." Each ADS represents five underlying shares of our common stock. Prior to January 1, 2005, each ADS represented 20 shares.

        In April 2003 and December 2004, T-Mobile completed offerings of approximately 5.0% and 15.1% of our shares, respectively, in the form of GDRs through an unsponsored GDR program.

        Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. We operate in the Russian Federation under the commercial names "Mobile TeleSystems," "MTS" and "Jeans," in Ukraine through our subsidiary, Ukrainian Mobile Communications and in Uzbekistan through our subsidiary, Uzdunrobita. Mobile TeleSystems LLC, our 49%-owned joint venture, operates in Belarus. Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 095 911-6553. We maintain a website at http://www.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the Deposit Agreement.

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network in the Russian

Federation. We are recorded in the Unified State Register of Legal entities with registration number 1027700149124.

Expansion

  Russia

        In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our acquisitions, see "Item 5. Operating and Financial Review and Prospects—Acquisitions" and Note 3 to our audited consolidated financial statements.

  Belarus

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. Belarus had a population of approximately 10 million and a nationwide mobile penetration rate of approximately 24% as of December 31, 2004, according to AC&M-Consulting. Pursuant to the tender conditions:

  •
  we formed a company in Belarus, MTS Belarus, and contributed approximately $2.5 million in exchange for 49% of the share capital of the company (the other 51% of which is held by a state-owned enterprise);

  •
  we paid a lump sum of $10 million to the government of Belarus;

  •
  MTS Belarus made a one-time payment of $5 million (which was funded by a $5 million loan from us to it); and

  •
  we will pay $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

        On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002.

        Under the terms of the tender, MTS Belarus' license will be valid for ten years, after which it may be prolonged an additional five-year period as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom's license was issued in 1998 and is also valid for ten years and may be renewed for an additional five-year period. Velcom is a joint venture between Beltelecom and Beltechexport, two Belarusian state enterprises which collectively have a controlling stake in Velcom, and several other companies.

        MTS Belarus spent $62.5 million in 2004 for network development in Belarus and expects to spend approximately $75 million in 2005 for further network development. MTS Belarus has developed GSM 900 and 1800 networks in Belarus' major cities and regions, including Minsk and the Minsk region, the Gomel region, the Mogilev region and the Brest region, as well as throughout certain major highways, including the Moscow-Brest highway and train route. MTS Belarus has also developed its network in certain areas near Belarus' border with Ukraine and Russia, and plans to further extend and improve the technical capabilities of its network throughout Belarus.

  Ukraine

        In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC has agreed to restructure, and we have agreed to guarantee, such indebtedness. As December 31, 2004, these loans were fully repaid.

        At the time of our acquisition, UMC had trailed the market leader, Kyivstar, in terms of subscribers, but had maintained market leadership in terms of revenue. Our main strategy for UMC for 2003 was to regain market leadership in terms of subscribers. By the end of the third quarter of 2003, UMC had regained the market leadership by subscribers, following four strong months of subscriber growth, in part, fuelled by the launch of the "Jeans" brand in mid-August 2003. UMC ended the year with 3.3 million subscribers, a growth of 97% during the year, and achieved a 51% overall market share in Ukraine. As of December 31, 2004, UMC had 7.4 million subscribers and a 53.4% market share, according to AC&M-Consulting. As of May 31, 2005, UMC had 8.9 million subscribers.

  Uzbekistan

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We also entered into put and call option agreements with the existing shareholders to acquire the remaining 26% stake for not less than $37.7 million. The exercise period for the call and put option is 48 months from the acquisition date. As of December 31, 2004, Uzdunrobita had 0.3 million subscribers and a 57.6% market share, according to our estimates. As of May 31, 2005, Uzdunrobita had 0.4 million subscribers.

B. Business Overview

        We are a leading provider of mobile cellular communications services in the Russian Federation, Ukraine and certain other CIS countries, employing technology based primarily on Global System for Mobile Communications, or GSM. In 2004, we generated net revenues of $3,887.0 million and had a subscriber base of 34.2 million (26.5 million in Russia, 7.4 million in Ukraine and 0.3 million in Uzbekistan) at December 31, 2004, making us the largest mobile operator in each of these three countries in terms of subscribers.

        In addition to standard voice services, we offer our subscribers value-added services including voice mail, short message service, or SMS, general packet radio service, or GPRS, and various SMS- and GPRS-based information and entertainment services (including multi-media message service, or MMS). We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2004 we had bilateral roaming agreements with 355 wireless operators in 186 countries.

        We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers as of the end of, and net revenues for each of, the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
2000	1,194	$535,712
2001	2,650	$893,247
2002	6,644	$1,361,756
2003	16,719	$2,546,198
2004	34,224	$3,886,994

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the "Jeans" and "SIM-SIM" brand tariffs) and whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its "Jeans" and "SIM-SIM" subscribers.

        According to AC&M-Consulting, we had a leading 36% market share of total wireless subscribers in Russia at December 31, 2004. Our market share in the Moscow license area, which encompasses the City of Moscow and the Moscow region, was higher at 45%. The Moscow license area accounts for approximately 22% of our total subscriber base. In Ukraine, we had a leading 53% market share at December 31, 2004, according to AC&M-Consulting. Our subscriber base continued to grow in the first quarter of 2005. At May 31, 2005, we had approximately 42.4 million subscribers, of which 33.0 million were in Russia, 8.9 million were in Ukraine and 0.4 million were in Uzbekistan.

        Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2004, approximately 77.6% of our subscriber base was in Russia and approximately 21.5% was in Ukraine. For the year ended December 31, 2004, approximately 78.1% of our revenues came from operations in Russia and 21.2% from operations in Ukraine.

        Overall wireless penetration in Russia was at approximately 51% at December 31, 2004, and higher in Moscow at 99%, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was lower than in Russia at approximately 29% at December 31, 2004, according to AC&M-Consulting. Mobile cellular penetration in Uzbekistan was at approximately 2% at December 31, 2004, according to the Uzbek Agency for Communications and Informatization. The relatively low level of mobile penetration in the markets in which we operate presents us with future growth opportunities.

        As of December 31, 2004, we had licenses to operate in 87 regions of Russia with a population of approximately 142.6 million people, or approximately 98% of the country's total population, for the entire territory of Ukraine with a population of approximately 47.5 million people and for the entire territory of Uzbekistan with a population of approximately 26.5 million people. As of December 31, 2004, we had commercial operations in 77 regions of Russia, with a combined population of approximately 137.3 million people, in all of Ukraine and in selected areas of Uzbekistan. Since December 31, 2004, we have commenced operations in one additional region with a population of approximately 0.3 million people.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprised of 389 of our own sales and customer service centers and approximately 25,000 additional points of sale operated by our dealers, as of December 31, 2004.

        We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 98% of our subscribers in Russia and approximately 86% of our subscribers in Ukraine. Under this system, our subscribers prepay for their access, usage and value-added service fees.

        MTS Belarus had 1.2 million subscribers and a leading market share of 50% at December 31, 2004, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 1.5 million at May 31, 2005. Belarus, a country with a population of approximately 9.8 million, had a mobile cellular penetration rate of 24% at December 31, 2004, according to AC&M-Consulting.

Business Strategy

        Our primary goal is to maintain our position as a leading wireless operator in Russia and the CIS by strengthening our position across the markets in which we operate and deploying a customized approach to different customer segments. To accomplish this, we intend to implement the following strategies:

  •
  Maintain our leading position through the continued development of our subscriber base by attracting new subscribers and retaining our existing subscribers.

  •
  Continue to provide high quality service in order to maintain our status as a premium, high quality operator.

  •
  Continue to provide clearly structured segmented market offerings which appeal to the various groups of subscribers within our customer base.

  •
  Realize the benefits of our integrated company approach through the streamlining of regional operations and unifying the services offered across our entire license area under a single brand.

  •
  Continue to enhance our market offerings by providing a wide range of value-added services based on SMS, GPRS and other technological platforms targeted at various market segments.

  •
  Selectively expand our network to areas in which we do not already operate, focusing on high-density population areas and on areas along transportation routes.

  •
  Further develop subscriber loyalty programs aimed at retaining our most valuable high-revenue subscribers.

        In the past few years, we have rapidly expanded into the Russian regions and selected CIS countries through launches of operations in territories in which we had licenses and through acquisitions of other mobile operators. Starting in 2003, we have become particularly focused on the integration of our existing businesses into a single company with a unified marketing approach and centralized network and operations management. We are currently working to complete the implementation of a centrally-managed corporate function to enhance performance and efficiency at all levels of our operations and simultaneously integrate our operations. In addition, we intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes.

        Our capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2003 and 2004 were $958.8 million and $1,358.9 million, respectively, and we expect to invest approximately $2.0 billion in 2005. These investments are required to support the growth of our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses in 2003 and 2004.

        We may also expand our operations into other countries of the CIS through the acquisition of existing operators or new licenses as attractive opportunities arise.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

  Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see Note 2 to our audited consolidated financial statements.

        Consistent with our strategy, in November 2004, the general meeting of our shareholders approved a reorganization of MTS OJSC in the form of merger with Telecom XXI, Kuban-GSM, UDN-900, Dontelecom, MTS Barnaul, MTS-NN and Telecom-900.

  License Areas

        The following table shows, as of May 31, 2005, information with respect to the license areas in which we and our subsidiaries and associate provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Russian Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	Kuban-GSM	April 28, 2008
Arkhangelsk region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Astrahansk region	MTS OJSC	December 11, 2013	Astrahan-Mobile	October 18, 2011
Bashkortostan Republic	BM-Telecom	August 22, 2007	BM-Telecom	August 22, 2007
Belgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod region	ReCom	May 15, 2008	—	—
Bryansk region	ReCom	May 15, 2008	—	—
Bryansk region	—	—	MTS OJSC	April 28, 2008
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic(1)	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic	MTS-RTK	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008
Komi-Permyatsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar territory	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk region	—	—	MTS OJSC	April 28, 2008
Kursk region	ReCom	May 15, 2008	—	—
Lipetsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk region	ReCom	May 15, 2008	—	—
Mari-El Republic	Mar Mobile GSM	January 15, 2012	Mar Mobile GSM	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk Autonomous District	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel region	ReCom	May 15, 2008	—	—
Orenburg region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008

Perm region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov region	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov region	MTS OJSC	October 1, 2006	—	—
Pskov region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	Telesot Alania	September 1, 2006	Telesot Alania	September 1, 2006
Severnaya Osetia-Alania Republic	—	—	MTS OJSC	December 30, 2013
Smolensk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	TAIF Telcom	June 26, 2007	TAIF Telcom	June 26, 2007
Tula region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	—	—
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Volgograd region	—	—	Volgograd-Mobile	October 4, 2011
Vologda region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh region	ReCom	May 15, 2008
Voronezh region	—	—	MTS OJSC	April 28, 2008
Yaroslavl region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Asian Russia
Aginski-Buryatski Autonomous District	Sibintertelecom	July 1, 2013	—	—
Aginski-Buryatski Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Altaisk territory	MTS-Barnaul	September 8, 2010	MTS-Barnaul	September 8, 2010
Altai Republic	SCS-900	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	ACC	January 10, 2007	ACC	January 10, 2007
Amur region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Buryatiya Republic	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chelyabinsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chita region	Sibintertelecom	January 1, 2006	—	—
Chita region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chukotsk Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Evenkia Autonomous District(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Jewish Autonomous region(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Irkutsk region	MTS OJSC	December 30, 2013	—	—
Irkutsk region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kamchatka region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kemerov region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Khabarovsk Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Khakassiya Republic	Sibchallenge	September 13, 2011	Sibchallenge	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Koryakski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Krasnoyarsk Territory	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011

Kurgan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Magadan region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Novosibirsk region	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk region	MSS	December 20, 2006	MSS	December 20, 2006
Primorsky Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	Gorizont-RT	July 1, 2005	Gorizont-RT	July 1, 2005
Sakhalin region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sverdlovsk region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk region	—	—	MTS OJSC	April 28, 2008
Taimyr Autonomous District	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Tomsk region	TSS	June 5, 2008	TSS	June 5, 2008
Tyumen region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic(1)	MTS-RTK	July 19, 2011	MTS OJSC	December 30, 2013
Ust-Ordynski Buriatsk Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Uzbekistan
Uzbekistan	Uzdunrobita(2)	June 30, 2016	Uzdunrobita	June 30, 2016
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

(1)
Our regional license areas in which we have not commenced commercial operations as of the date of this document.

(2)
Our GSM 900 license for Uzbekistan excludes the city of Tashkent.

        Each of our licenses requires service to be started by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates. We have met these targets or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

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

        As of December 31, 2004, we had bilateral roaming contracts with 355 wireless operators in approximately 186 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2004, in addition to our network coverage area in 77 regions of Russia, GSM service is available to our subscribers in several regions of Russia where we do not currently operate through our roaming agreements with 13 regional operators.

        Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer's home operator a bill for the roaming services provided to the roamer. The roamer's home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roamer's monthly bill.

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

Sales and Marketing

  Target Customers

        Our target customers historically have included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, following the economic crisis in August 1998, we launched lower tariffs and widened our mobile cellular services market, aggressively targeting new customer segments. With mobile cellular penetration in Russia above 59%, as of March 31, 2005, mobile cellular services are now used by a much wider group of the population, including students and retirees. Though we have historically focused primarily on our core segment of business customers, we have now extended our focus more toward the general population, developing customized products for different market segments. We believe that we will be able to provide network capacity and expand our coverage area to serve these new customer segments.

        Over time, we have adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. For example, we introduced prepaid tariffs marketed to young subscribers and low-volume subscribers under the "Jeans" brand name in 2002. Based on the popularity of our "Jeans" tariffs, we subsequently revised our service offerings marketed under the "Jeans" brand name to develop unique products for different customer segments. We also actively promote our prepaid services to family members of existing subscribers, students, retirees and other mass market customers.

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

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We also coordinate the advertising policies of our dealers with respect to joint marketing efforts to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on positioning the MTS and Jeans brands as national brands. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

  Sales and Distribution

        As of December 31, 2004, we had 327 sales and customer service centers in Russia, 37 in Ukraine and 25 in Uzbekistan. In response to the demand shift to mass-market subscribers, we have developed an extensive distribution network through independent dealers that operate numerous outlets in places of high consumer activity, such as supermarkets and malls. Under our current policy, dealers receive a commission per subscriber connected based on revenues generated during the first six months by subscribers that they enroll. The commission in the Moscow license area currently ranges between $25 and $120 per subscriber and the commission in St. Petersburg ranges between $10 and $50. Dealer commissions in the other regional license areas in Russia are between $4 and $54. Dealer commissions in Ukraine are calculated differently, ranging from 12% to 17% of the revenues generated by a newly enrolled subscriber during the first eighteen months. Dealers generally receive a commission of approximately $40-50 for enrolling subscribers in our "VIP" tariff plan. We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission after the end of the month.

        In Russia, we pay the full amount of commission when a dealer activates a subscriber's contract. If such subscriber's usage of our voice and non-voice services over the following six-month period amounts to less than the amount of the dealer's commission, the dealer is required to reimburse the difference to us. Commencing on February 1, 2004 in the Moscow license area, dealer commission contracts have been gradually migrated to a new payment scheme. Specifically, we have begun linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the twelve-month period from the date a subscriber is activated by such dealer, with the dealer receiving the lesser of the full commission amount or 50% of the revenues received from the subscriber during the year following enrollment. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited for up to a year after a subscriber is activated.

        During 2004, approximately 82.5% of our new subscribers enrolled through independent dealers in Russia and 90.0% in Ukraine, and we enrolled the remainder directly. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. Independent dealers have also begun servicing some aspects of our subscribers' accounts, such as the switching on and off of additional services and payment collection.

        As the geographic range of our network expands, we expect to increase the number of distribution points, primarily through increasing the number of dealers under contract with us and creating joint ventures with local partners to act as our dealers.

Competition

  The Russian wireless telecommunications market

        The Russian wireless telecommunications market is characterized by rapid growth in subscribers and revenues and increasing consolidation among a few large national operators. As of December 31, 2004, overall wireless penetration in Russia was 51%, or approximately 73.9 million subscribers, according to AC&M-Consulting.

        Demand for wireless communications services in Russia grew rapidly over the last ten years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. The number of wireless subscribers more than doubled in each of the last two years, with Russia's regional markets growing at almost triple the rate of Moscow and St. Petersburg. The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, with more than 99 and 89 subscribers per 100 residents, respectively, at December 31, 2004, according to AC&M-Consulting. Regional markets remained relatively under-penetrated, with an average of less than 42 subscribers per 100 residents.

        The following table sets forth key data on Russia's wireless telecommunications market:

	As of December 31,
	2000	2001	2002	2003	2004
	(Amounts in millions, except for percentages)
Subscribers(1)	3.5	8.0	18.0	36.2	74.4
Subscriber penetration	2%	4%	12%	25%	51%

Source: AC&M-Consulting.

(1)
Based on registered subscribers. There is no uniform definition of active lines in service in the Russian fixed line market.

        According to AC&M-Consulting and our own data, we accounted for 43% and 45% of subscribers in Moscow, 34% and 32% of subscribers in St. Petersburg and 37% and 36% of total Russian subscribers as of December 31, 2003 and 2004, respectively.

        The competition has evolved in recent years to exist primarily between us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information ?D. Risk Factors—Risks Relating to Our Industry—We face increasing competition that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2002, 2003 and 2004:

	As of December 31,
Operator
	2002	2003	2004
	(Amounts in millions)
MTS(1)	6.6	13.4	26.5
Vimpelcom(1)	5.2	11.4	25.7
MegaFon group(1)	2.9	6.3	13.6
Others(2)	3.3	5.1	8.0

(1)
Subscriber information based the relevant operator's data.

(2)
Source: AC&M-Consulting.

  Vimpelcom

        Vimpelcom, which operates both D-AMPS and GSM 900/1800 networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. We believe that Vimpelcom will continue to be our primary competitor for the foreseeable future.

        According to Vimpelcom, it had approximately 25.7 million subscribers in Russia at December 31, 2004, including 7.5 million in the Moscow license area. At December 31, 2004, according to AC&M-Consulting, Vimpelcom had a 44% market share in Moscow and a 35% market share of total wireless subscribers in Russia.

  MegaFon

        In addition to Vimpelcom, we also compete with MegaFon, which is the third largest operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800 licenses to operate in all 89 regions of the Russian Federation.

        According to MegaFon, it had a subscriber base of 13.6 million in Russia at December 31, 2004, including 1.8 million subscribers in the Moscow license area. At December 31, 2004, according to AC&M-Consulting, MegaFon had a 43% market share in St. Petersburg and an 18% market share of total wireless subscribers in Russia.

        In addition, there has been speculation in the media of a merger between MegaFon and Vimpelcom following Alfa Group's August 2003 purchase of a 25.1% stake in MegaFon. For a description of the potential impact of such merger on us, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—A merger between our two largest competitors would result in a competitor substantially larger than us with leading market shares in the Russian mobile communications market."

  Other Operators

        In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

        In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 2.0 million subscribers as of December 31, 2004. In certain regions of the Volga part of Russia, we compete with SMARTS, which had approximately 1.8 million customers as of December 31, 2004. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

  The Ukrainian wireless telecommunications market

        The Ukrainian wireless telecommunications market has, until recently, been characterized by low levels of penetration and historical under investment in wireless telecommunications infrastructure. Since 2000, the Ukrainian wireless telecommunications market has enjoyed rapid growth in part due to broader economic recovery in Ukraine, changes in ownership of the two major operators and the more recent introduction of calling-party pays billing arrangements. In 2004, overall wireless penetration in Ukraine increased from 13% to 29%, or approximately 13.8 million subscribers, according to AC&M-Consulting and World Mobile Subscriber Database, Informa (UK).

        The following table shows the number of subscribers as of the dates indicated and the coverage area of UMC and our competitors in Ukraine:

Operator	December 31, 2003	December 31, 2004	Coverage Area
	(amounts in thousands)
UMC	3,349	7,373	Nationwide
Kyivstar	3,036	6,252	Nationwide
Golden Telcom	41	60	Kiev, Odessa
DCC	85	85	20 major cities, including Kiev, Odessa, Dnepropetrovsk, Donesk, Lugansk, Crimea
Others	40	50	Major cities

Source: Subscriber information based the relevant operator's data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with 6.3 million subscribers as of December 31, 2004. Kyivstar is owned by Telenor and Alfa Group. Kyivstar offers wireless services using GSM 900 and GSM 1800 technologies and was the market leader in terms of subscribers from July 2001 until September 2003, according to Kyivstar press releases. Golden Telecom Ukraine, which is beneficially owned by Alfa Group, Telenor and Rostelecom, offers wireless services using GSM 1800 technology. DCC holds a license to provide wireless cellular services using the D-AMPS standard and, through its subsidiary Astelit, holds a GSM-1800 license. According to press reports, Turkcell has acquired a controlling interest in DCC.

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

        We set prices with reference to market conditions and believe that our pricing is competitive as compared to other providers of mobile communications services. While we have traditionally designed our tariff plans to appeal to high- and medium-usage subscribers, we began to target the mass-market subscriber segment with a prepaid tariff plan launched in November 2002. We market this new tariff under the distinct brand name "Jeans" rather than "MTS" in order to maintain our core image as a premium mobile services provider. We expect that, as the mass market is penetrated and subscriber numbers increase, competition will place downward pressure on the prices we charge for our services.

        Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2004, the per-minute tariff for calls to Moscow from Moscow (excluding Jeans tariff plans) varied from $0.15 per minute to $0.18 per minute during peak periods and from $0.075 per minute to $0.09 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.075 per minute. The "Jeans" tariffs varied from $0.01 per minute to $0.36 per minute in Moscow. The per minute prices in the regions outside of the Moscow license area (excluding Jeans tariff plans) ranged from $0.01 per minute to $0.20 per minute during peak periods, and from $0.01 per minute to $0.10 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.01 per minute; in St. Petersburg tariffs varied from $0.05 per minute to $0.17 per minute. The "Jeans" tariffs varied from $0.01 per minute to $0.27 per minute in the regions outside of Moscow. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $0.87 per minute for calls to Europe to $2.55 per minute for calls to Africa. Our value-added services, such as Caller ID and Call Waiting, are sometimes included in the plan at no additional charge and sometimes carry a charge of up to $3.00 per month, depending on the plan.

        We also offer unified tariff plans in all territories of Ukraine in which we operate, including private contract, business and prepaid plans. In addition, we are developing new tariff plans for Ukraine that focus on the differing needs of subscribers in the various market segments.

        As of December 31, 2004, the per minute prices in Ukraine varied from $0.09 per minute to $0.47 per minute during peak periods and from $0.06 per minute to $0.47 per minute during off-peak and night periods. Certain UMC plans also include special tariffs for intra-network calls that ranged from $0.02 per minute to $0.25 per minute. Higher rates applied to international calls ranging from $0.44 per minute to $11.23 per minute (excluding VAT).

        In addition, in the Moscow license area, calls from one mobile cellular telephone to another within the same network are charged at no cost to the subscriber receiving the call and, depending on the tariff plan, at a discount of up to 75% to the subscriber placing the call. Similar discounts are also available to subscribers in other regions. In comparison, some of our competitors do not charge their subscribers for specific categories of incoming calls under certain of their tariff plans.

        We launched our "Jeans" brand tariff plans geared at mass-market subscribers on November 15, 2002 in Moscow and in 37 other regions in Russia. "Jeans" tariffs were launched in Ukraine in August 2003. The "Jeans" brand is comprised of a set of prepaid tariffs that generally include features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and, for certain tariff plans, advance payment credit expiration dates. Our "Jeans" tariff subscribers in Russia receive all incoming calls free of charge from other MTS subscribers and, in many regions, from subscribers of other mobile operators. As of December 31, 2004, Jeans subscribers accounted for 68.3% of our total subscribers and 77.0% and 39.1% of our subscribers in Russia and Ukraine, respectively. In addition, we offer a second set of prepaid tariffs in Ukraine marketed under the "Sim-Sim" brand. As of December 31, 2004, "Sim-Sim" subscribers accounted for 47.2% of our subscribers in Ukraine.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate clients, in an advance-payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2004, approximately 95% of our consolidated subscriber base was enrolled in the advance-payment program and 5% used the credit system.

        Our advance-payment system monitors each subscriber account and sends a seven-day advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a telephonic reminder or SMS twice in the following seven-day period and an additional reminder one day prior to termination, including the current level of the subscriber's remaining balance and a recommendation as to the sum that should be advanced to us based on the subscriber's historical usage.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid on time, the customer may be liable for a late payment charge of up to 0.3% of the amount due for each day payment is past due. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2004, subscribers using the credit system of payment had a maximum credit limit of $500. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone number until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers to the advance-payment system. However, existing credit payment customers may continue to use their old tariff plan as long as their accounts remain in good standing.

        We are currently in the process of migrating our "Jeans" subscribers onto a new billing system and plan to migrate our other subscribers in Russia onto this system during 2005.

        Our tariffs are primarily quoted in currency units equivalent to U.S. dollars, except for some regions of Russia where tariffs are quoted in rubles. Invoices quoted in U.S. dollar-equivalent units specify the amount owed in such units and require translation into rubles in order to make payments. We offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

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

        With the aim of improving the quality of our customer service and optimizing our expenses, we began the reorganization of our call centers into consolidated macro-regional contact centers in 2004. The aim of the project is to transform our call centers into effective channels for client relationship management, or CRM, offering a full range of services and CRM functions.

        In connection with this reorganization, we have established a Customer Retention Department in each macro-region, which develops and implements customer retention programs. Representatives of this department handle customer claims and follow up with customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. We also have a Credit Control Department in each macro-region, which manages the bad debts and credit restrictions. In addition, we have established walk-in centers and combined offices for sales and customer service in the regions. We plan to implement a segmentation approach to customer service in 2005.

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunication services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

Network Infrastructure

        We use switching and other network equipment supplied by Motorola, Siemens, Ericsson, Lucent Technologies, Huawei, Alcatel and other major network equipment manufacturers.

        In the Moscow license area, we have allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

        In St. Petersburg and the Leningrad region, we have allocated frequencies spanning 2 × 8.0 MHz of spectrum in the GSM 900 frequency band and 2 × 18.2 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 5.6 MHz of spectrum in the Kiev and Zakarpattya regions to 10.4 MHz in Kiev city. We also have been allocated frequencies spanning from 23.2 MHz in the Tchernigov region to 61.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have applied for an additional 137.6 MHz of GSM 1800 frequency allocations for 19 major license areas in Ukraine and intend to apply for additional frequency allocations in the 1800 MHz band.

        We believe that we have been allocated adequate spectrum in each of our license areas.

GPRS and Internet Access

        In many regions we have upgraded our network to enable us to offer GPRS services, which permit our subscribers access to the Internet, WAP and MMS. As of December 31, 2004, GPRS services were available to our subscribers in 23 regions in Russia, including major metropolitan areas such as Moscow, St. Petersburg and Novosibirsk. We also offered GPRS services in all regions of Ukraine. In addition, we introduced international GPRS roaming to our subscribers in 2004, enabling them to use various GPRS-based services while traveling abroad.

        In 2004, we entered into an exclusive strategic partnership with NTT DoCoMo under which we will launch the i-mode mobile internet platform in Russia by the end of 2005. Through i-mode, subscribers are offered easy access to numerous internet sites with premium content, email and other applications using specialized handsets developed especially for i-mode users. We plan to initially launch i-mode in Moscow and St. Petersburg, with gradual expansion into the other regions of Russia and into the other CIS countries where we operate.

        We also entered into an agreement with In Motion in May 2005 to offer BlackBerry services to our subscribers in Russia. BlackBerry, which we plan to launch by the end of 2005, will enable our subscribers to easily access e-mail, phone, text messaging, Internet, organizer and corporate data applications from a single, integrated device. It will operate on our GSM/GPRS network in Russia with international roaming supported in the countries where we have GPRS roaming agreements.

        In addition, we launched a trial program for our EDGE services in the Samara region in December 2004. EDGE is a high-speed, high-quality data transfer application capable of transmitting streamline video and TV programs onto mobile phones. We plan to expand EDGE services to cover the most developed markets where we operate.

Third-Generation Technology

        Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2 Mbps per second. We have conducted trials of third-generation networks utilizing rented network equipment. The 3G Association, an industry group charged with advising the Ministry of Information Technologies and Communications of the Russian Federation on the procedure for allocating third-generation licenses and regulating third-generation operations, has proposed that we, Vimpelcom and MegaFon each be issued a third-generation license, and that a fourth license be issued to a fourth operator. Although the government is expected to announce the license allocation procedure during 2005 and issue the licenses during 2006, to date, no allocation procedures have been announced. We currently do not include the costs for the initial buildout of our third-generation network in our capital expenditure plans and, at present, cannot estimate the expenditures that will be required.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use site development software supplied by Lucent Technologies to assess new sites so that the network design and site development are coordinated. Our software in Russia and Ukraine can create digital cellular coverage maps of our license areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

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

        To provide our subscribers in Russia with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom and, to provide international services, with Rostelecom and Golden Telecom. MTU-Inform and Telmos also provide domestic long-distance and international services through interconnection with Rostelecom's network. Most interconnection fees are based on usage by minute and vary depending on the destination called.

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

        The Ministry of Information Technologies and Communications has allocated special numbering codes for "federal" 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of "local" 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "095" code and the Moscow region's "096" code have already reached numbering capacity limits. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and may require us to make substantial investments in public switched telephone networks." To meet subscriber demand and provide for an adequate inventory of numbering capacity, we have entered into contracts with local fixed-line providers for allocation of numbering capacity to us. These contracts are now under review by the Ministry of Information Technologies and Communication and are subject to change in order to comply with new legislative requirements. Our right to use this numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2004, we had numbering capacity (federal and local) for over 15.4 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        In accordance with legislation, interconnection and traffic transit between the networks of cellular operators in Russia is organized through the network of Interregional Transit Telecom, or MTT, one of the largest alternative operators in Russia, or through direct channels connecting the switches of the different cellular operators located in one city.

        In Ukraine, mobile operators are allocated numbering capacity by the NCRC. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. However, the numbering capacity for fixed network development (if we decide to utilize a local license granted to UMC) is insufficient.

Network Monitoring Equipment

        We have operation and maintenance centers in Moscow, St. Petersburg, Nizhny Novgorod, Samara, Ekaterinburg, Omsk, Tomsk, Novosibirsk, Irkutsk, Kazan, Ufa, Krasnoyarsk, Chita, Blagoveshchensk, Vladivistok and Yuzhno-Sakhalinsk. We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

        Our networks in Ukraine and Uzbekistan are monitored by our Kiev and Tashkent operations and maintenance centers, respectively. In addition to monitoring performance of the network, our Kiev and Tashkent operations and maintenance centers analyze network quality parameters and provide reports and recommendations to management.

Handsets

        To receive service from us, subscribers must have a handset that can be used on our network. New subscribers who do not own a GSM handset must buy one, either directly from us or from an independent dealer. We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending between $5 to $50 on such accessories in addition to the cost of the handset.

        Since July 1998, we have offered subscribers dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. The share of dual-band handsets has increased from approximately 1% of our total handset sales in 1998 to approximately 100% in 2003. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. During 2001, we responded to competitive pressure by introducing limited handset subsidies. Our handset subsidies in Russia for the year ended December 31, 2004, were not significant. For the year ended December 31, 2004, we provided net handset subsidies of $52.7 million in Ukraine. These subsidiaries are expected to be compensated within two years of a subscriber's enrollment though the subscriber's usage of our services. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future. In December 2004, we launched a new marketing initiative in Russia under which we began to sell MTS-branded low-end handsets. These handsets are not subsidized.

        We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Philips, Panasonic, Samsung, Siemens, Benefon, Alcatel and others to purchase handsets. We offer approximately 80 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Sony Ericsson, Nokia, Siemens and Motorola. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. Typical dual-band handsets range in cost from approximately $50 to $650.

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

        The new Federal Law on Communications came into force on January 1, 2004 and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. In the transition period before these regulations are put in compliance with the new law, it is not clear how they would interact with provisions of the new law.

        The new law, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, while under the previous law the Ministry of Communications issued licenses for the provision of wireless communications services at its own discretion, under the new law, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the new law provides for the establishment of a "universal services reserve fund" to be funded by a levy imposed on all telecommunications service providers, including us. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Legal Risks—The implementation of the new Federal Law on Communications and the new Ukrainian Law on Telecommunications will impose an additional financial burden on us, which may materially adversely affect our financial condition and results of operations." The new law also attempts to simplify the succession of licenses to merged or otherwise reorganized companies by instituting a license re-issuance procedure, whereas under the previous law, merged or reorganized companies were required to apply to the Ministry of Communications for the issuance of a new license in such circumstances.

  Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the March 2004 large-scale restructuring of the Russian government. The system of regulation is still evolving and further changes are expected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Political and Social Risks—Political and governmental instability could materially adversely affect the value of our securities."

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

        The Federal Service for Supervision in the Area of Communications is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

  •
  the issuance of licenses and permissions in the area of communications and informatization;

  •
  the registration of radio-electronic and high-frequency equipment;

  •
  the technical supervision of networks and network equipment throughout Russia;

  •
  the monitoring of compliance by network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them; and

  •
  the enforcement of equipment certification requirements.

        The Federal Agency of Communications is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including:

  •
  the allocation of radio frequencies based on decisions taken by the State Radio Frequencies Commission and registration of such allocations;

  •
  the allocation of numerical resources;

  •
  the certification of equipment for compliance with technical requirements;

  •
  the examination of electromagnetic compatibility of equipment with existing civil radio-electronic equipment; and

  •
  the organization of tenders with respect to licenses in the sphere of communications.

        State Radio Frequencies Commission. The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Information Technologies and Communications which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

        Other regulatory authorities. In addition, the Federal Antimonopoly Service supervises competition regulations and enforces the Federal Law on the Natural Monopolies and the regulations enacted thereunder. The Federal Tariffs Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and DLD calls by subscribers of PSTNs and installation and subscription fees. The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights.

  Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Regulations on Licensing in the Field of Telecommunications in the Russian Federation, enacted in June 1994, as amended, and, with regard to wireless telecommunications services, on the Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services, enacted in June 1998. Under these regulations, licenses for telecommunications services were issued and renewed for periods ranging from three to fifteen years. Under the new law, effective January 1, 2004, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications. Officials of the Federal Service for Supervision in the Area of Communications have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  receive a license from the Federal Service for Supervision in the Area of Communications to provide communications services;

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission and the Federal Agency of Communications if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision in the Area of Communications for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency allocation and site plan, which is then reviewed and certified by the Federal Service for Supervision in the Area of Communications for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision in the Area of Communications has discretion to modify this plan, if necessary, to ensure such compatibility.

        Under the old Federal Law on Communications and related licensing regulations, the transfer of a license, including assignment or pledge of a license as collateral, was prohibited except for transfer of licenses for the provision of wireless telecommunications services awarded through a competitive tender. Effective January 1, 2004, the prohibitions on the transfer of licenses were relaxed and, in particular, in case of mergers, licenses may be re-issued upon application by a transferee as a new license holder following the transfer. Additionally, the Ministry of Communications has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

        If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

  •
  failure to comply with Russian law or the terms and conditions of the license;

  •
  failure to provide services for over three months from the start-of-service date set forth in the license; and

  •
  annulment of a frequency allocation if it results in the inability to render communications services.

        In addition, licenses may be terminated for various reasons by the court, including:

  •
  failure to remedy in a timely manner a violation that led to the suspension of the license;

  •
  provision of inaccurate information in documents on the basis of which a license was issued; and

  •
  failure to fulfill obligations undertaken in the process of a tender or auction.

        The license may also be terminated in a number of cases, including liquidation of a license holder or failure to pay a license fee on time. A suspension or termination of a license may be appealed in court.

        Frequencies are allocated for a maximum term of ten years, which may be extended upon the application of a frequency user. Under the new Federal Law on Communications, frequency allocations may be changed for purposes of state management, defense, security and protection of legal order in the Russian Federation with the license holder to be compensated for related losses. Further, frequency allocations may be suspended or terminated for a number of reasons, including failure to comply with the conditions on which frequency was allocated.

        The following one-time license fees are payable in respect of each region covered by the license; 15,000 rubles, for services involving use of a frequency spectrum, lease of communication channels running beyond one region of Russia as well as in number of other cases specified by law; and 1,000 rubles in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998 requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Additionally, as prescribed in government decree No. 223 on Reorganization of the System of State Surveillance over Telecommunications, dated April 26, 2004, operators must make monthly payments to fund supervisory services in the communications sphere. In 2004, this fee amounted to 0.3% of revenues generated from the provision of communications services. The fee was abolished from 2005. In addition, the new Federal Law on Communication contemplates an industry-wide levy to finance the provision of universal communication services. According to a government decree enacted on April 21, 2005, operators are required to make quarterly payments in the amount of 1.2% of the difference between their total revenues and revenues that resulted from interconnection services. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Legal Risks—The implementation of the new Federal Law on Communications and the new Ukrainian Law on Telecommunications will impose an additional financial burden on us, which may materially adversely affect our financial condition and results of operations."

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

  Equipment Certification

        Telecommunications equipment must be certified to be used in the interconnected communications network of the Russian Federation, which includes all fixed-line and wireless networks open to the public. All networks of our telecommunications subsidiaries must be certified. A government decree on Regulation of Use of Equipment in the Interconnected Telecommunications Network, enacted on August 5, 1999 gives the Ministry of Information Technologies and Communications and the Federal Antimonopoly Service the right to restrict the use of certain equipment, including equipment manufactured outside Russia, and to set the technical requirements for the equipment used in the interconnected telecommunications network. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

        Further, certain high-frequency equipment, a list of which was approved by Government Resolution No. 539 of October 12, 2004, manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties.

  Competition, Interconnection and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on

February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs), and a government decree enacted on October 11, 2001, allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 332, dated June 30, 2004, authorized the Federal Tariffs Service to set the following tariffs for the natural monopolies in the communication market:

  •
  installation fees;

  •
  monthly subscription fees; and

  •
  local call charges, including per-minute charges, if used by the operator.

        In accordance with the Federal Law on Natural Monopolies, the Federal Tariffs Service maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon the decision of the Federal Tariffs Service based on the Service's analysis of the operator's activities and the market conditions. At present, none of our subsidiaries is included in the Register of Natural Monopolies.

        The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. As of December 31, 2004, MTS OJSC and its subsidiaries CJSC Kuban-GSM, Tomsk Cellular Communications LLC, CJSC Siberian Cellular System-900 and CJSC UDN-900 are categorized by the Federal Antimonopoly Service as companies with a market share exceeding 35%. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry—If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations."

        The Federal Tariffs Service also has certain oversight authority with regard to rates between certain regional telephone operators, long-distance provider Rostelecom and mobile operators. In addition, Russian legislation requires that operators of PSTNs may not refuse to provide connections or discriminate against one operator in favor of another. However, a regional fixed-line operator may charge different interconnection rates to different mobile operators. Notwithstanding the above, fixed-line operators not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

Regulation in Ukraine

  Regulatory Authorities

        The State Department on Communications and Informatization, or SDCI (formerly the State Committee on Communications and Informatization, or SCCI), regulated the telecommunications industry through December 31, 2004 largely through the issuance of regulations, establishment of requirements relating to the quality of telecommunications services and technical requirements relating to telecommunications networks and facilities. The SDCI also oversaw the technical condition and development of the telecommunications industry, including the development of standards and technical rules and supervision of the GSM, D-AMPS, NMT and TDMA networks. The SDCI was established in September 2004 as a division of the Ministry of Transport and Communications of Ukraine, or MTCU. The MTCU was established in July 2004 as a result of the merger of the Ministry of Transport and the SCCI. The SDCI is headed by a director nominated by the Minister of Transport and Communications and appointed by the Cabinet of Ministers of Ukraine. Following the establishment of the NCRC in January 2005, which, as described below, assumed most of the SDCI's functions, the SDCI remains responsible mainly for establishing and overseeing technical policies and standards.

        The National Commission for the Regulation of Communications, or NCRC, established by the new Telecommunications Law described in "—Legislation" below, is an independent regulatory body consisting of seven members and a chairperson. The members and chairperson of the NCRC are nominated by the Prime Minister and appointed by the President of Ukraine for a five-year term. The NCRC is responsible for issuing licenses for telecommunication services commencing January 1, 2005 as well as various other responsibilities of the SDCI from that date. The SDCI, on the other hand, remains responsible mainly for establishing and overseeing technical policies and standards. The appointment of the initial members of the NCRC in January 2005 by the former Prime Minister of Ukraine was challenged in court by the new Ukrainian government that came into power on January 23, 2005. As a result of this challenge, the NCRC has been unable to commence operations.

        The State Center for Radio Frequencies of Ukraine, or SCRF. While licenses for radio frequencies for wireless communications are issued by the NCRC, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the NCRC with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and will continue monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase.

        The State Inspection of Communications, or the SIC, established by the new Telecommunications Law, will be a division of the NCRC. The SIC will be responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC will also monitor compliance with license terms, physically inspect operators and providers of telecommunications services and, together with the SCRF, review cases relating to administrative violations in the areas of telecommunications and radio frequencies. The SCRF will perform the functions of the SIC until the SIC's establishment.

  Legislation

        The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, or the Telecommunications Law, and the Radio Frequencies Law dated June 1, 2000, or the Radio Frequencies Law. The Radio Frequencies Law was amended in its entirety in June 2004.

        The Telecommunications Law has yet to be implemented and the NCRC has yet to commence its duties. Thus, as of the date of this document, the NCRC has not commenced regulating the telecommunications area and issuing telecommunications licenses, and no other regulatory authority has been designated under the law to perform these functions. Regulations implementing the 1995 Communications Law (now repealed) and the Radio Frequencies Law prior to its amendment are still in effect, as are certain regulations enacted prior to the 1995 Communications Law and the Radio Frequencies Law. Telecommunications operators are required to comply with the Telecommunications Law and the Radio Frequencies Law, as well as with the older regulations to the extent that such regulations do not conflict with the Telecommunications Law or the 2004 amendments of the Radio Frequencies Law. Consequently, the current regulatory environment for telecommunications in Ukraine is complicated and uncertain.

        The Telecommunications Law provides for, among other things, equal rights for individuals and legal entities, including foreign entities, to offer telecommunications services, fair competition and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications networks. The licensing of telecommunications services, the requirements for equipment certification and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators and users of telecommunications services and radio frequencies.

        The Telecommunications Law addresses new areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnection, public telecommunication services, market access rules and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunication services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, is assigned many functions previously held by the SDCI. The NCRC is authorized, inter alia, to issue regulations for the telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The powers of the SDCI in the telecommunications area are now relegated primarily to that of technical standards overseer.

        Foreign investments in Ukrainian telecommunications operators are not limited; however, in order to provide telecommunications services in Ukraine an entity must be located on the territory of Ukraine and registered in accordance with Ukrainian legislation.

        The Radio Frequencies Law sets forth comprehensive rules regarding the allocation, assignment, interrelation and use of radio frequencies, the licensing of the users of radio frequencies and other relevant issues. The 2004 amendments to the Radio Frequencies Law introduced new procedures for issuance, re-execution and termination of frequency licenses and operation permits.

  Licensing of Telecommunications Services and Radio Frequency Allocation

        Ukrainian legislation provides for two types of telecommunications licenses: telecommunications licenses and frequency licenses. Prior to January 1, 2005, the SDCI issued telecommunications and frequency licenses based on the Law on Licensing Certain Types of Business Activity dated June 1, 2000, the Telecommunications Law and the Radio Frequencies Law. Commencing January 1, 2005, the NCRC has assumed responsibility for issuing telecommunications licenses and frequency licenses pursuant to the Telecommunications Law and the 2004 amendments to the Radio Frequencies Law.

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

        An operator that is granted a telecommunications license may not commence the provision of wireless telecommunications services until it receives a frequency license. The issuance of a frequency license is, in turn, subject to the availability of radio frequencies in the respective regions of Ukraine. Frequency licenses are issued for specific bandwidths within certain frequency spectrums in specific regions. The GSM spectrum is presently considered to be the most commercially attractive for telecommunications operators. It is currently deemed to be virtually impossible to obtain a license for GSM frequencies in major Ukrainian cities because most of the GSM radio frequencies in such cities are already licensed to the existing GSM operators, including us.

        Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than five years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCRC at least four months prior to the expiration of the license term. NCRC officials have fairly broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCRC must award licenses on a first come-first serve basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCRC may adopt a decision to limit the number of licenses. In this event, the law requires that such decision be made public along with the rationale and that the licenses be allocated through a tender.

        In accordance with the Radio Frequencies Law, the NCRC issues a frequency license concurrently with the issuance of the license for the type of telecommunication services requiring use of radio frequency resources. A telecommunications operator that has a respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of the relevant telecommunications license.

        Under applicable legislation, a public tender or an auction for a radio frequency license must be held by the NCRC if demand for radio frequency resources exceeds available resources. Radio frequency licenses issued on the basis of a public tender or an auction for the same type of radio technology must include identical conditions regarding the radio frequency bands and development period.

        Applicable legislation prohibits the transfer of a license by the licensee, including by means of assignment or pledge of a license as collateral, and agreements regarding the provision of telecommunications services must be executed and performed by the actual licensee.

        Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, the requirement to use only certified equipment, the technical standards which must be observed and the requirement to comply with all environmental regulations. Frequency licenses issued after January 1, 2005 will also contain the date by which the radio frequency resources must be fully utilized.

        Telecommunications operators are subject to strict environmental regulations, especially regarding electromagnetic radiation; construction and technical maintenance of a telecommunications network must be carried out in accordance with local regulations applicable in particular regions of Ukraine. Telecommunications operators must submit periodical reports to the NCRC on the amount and quality of services provided under the telecommunications license. We believe that we are in material compliance with the applicable laws and regulations related to our Ukrainian licenses.

        Some licenses also provide that services for persons entitled to certain social benefits must be provided at or below maximum tariffs established by Ukrainian legislation in effect at that time.

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Both telecommunications services licenses and radio frequency licenses may be terminated for various reasons, including:

  •
  failure to comply with the terms and conditions of the license, including failure to provide services within the period set forth in the license;

  •
  provision of inaccurate information in the application or about the communications services rendered to consumers;

  •
  refusal to provide documents requested by the NCRC or the SIC;

  •
  failure to remedy in a timely manner the circumstances which resulted in a violation of the license terms;

  •
  unfair competition by the license holder in providing the licensed services;

  •
  repeated violation of the license terms;

  •
  transfer or assignment of the license to a third party; and

  •
  other grounds set forth by Ukrainian laws or international treaties.

        Radio frequency licenses may also be terminated for the following reasons:

  •
  failure to commence using radio frequency resources within the time period specified in the license;

  •
  termination of use of radio frequency resources specified in the license for more than one year; and

  •
  failure to use radio frequency resources to the full extent within the time period specified in the license.

        Decisions of the NCRC on termination of licenses may be appealed in court.

  Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed-line and wireless networks, must be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine and issues the equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

        The Radio Frequencies Law provides that users of radio frequency resources must obtain permits for the operation of radio-electronic and radio-emitting equipment, except for equipment used on a permit-free basis in accordance with this law. In order to obtain such operation permit, a company is required to file an application with the SCRF. The Radio Frequencies Law also requires producers and importers of radio-electronic and radio-emitting equipment to be used on the territory of Ukraine to register such equipment with the NCRC.

  Competition

        The Communications Law provides that one of the purposes of the licensing of telecommunication services is to encourage competition and de-monopolization in the telecommunications industry.

        The Antimonopoly Committee of Ukraine, or the AMC, is the state administrative body charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

        Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from using its dominant position in its market to gain an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Moreover, Ukrainian antimonopoly legislation sets forth that a company having more than 35% of the market share in a given product market may be deemed to be in the dominant position on such market, unless it proves that it is subject to substantial competition.

        A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

  •
  annually submit to the NCRC irrevocable public offers regarding interconnection with the other operators' telecommunications networks;

  •
  comply with the regulations of the NCRC regarding the technical, organizational and commercial terms of interconnection with the other operators' telecommunications networks;

  •
  comply with the calculation factors set by the NCRC for access to the operator's own network;

  •
  not discriminate against other players in telecommunications market; and

  •
  undertake to develop the "public telecommunications services" at the operator's own expense if the NCRC so decides based on the insufficient supply of such services in certain regions.

        Although UMC currently has over a 35% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified UMC and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of UMC and Kyivstar qualified as having a dominant position in the market. The AMC offered UMC and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. On December 21, 2004, the AMC announced its issuance of a decision in which it confirmed that neither UMC nor Kyivstar qualified as having a dominant position in the wireless communications market.

        In addition, following disruptions of UMC's service that occurred in the Kiev area on August 31, 2004 and on September 1-2, 2004, the AMC issued a recommendation to UMC to (i) restore trouble-free network operation and provision of cellular services of due quality; (ii) reimburse damages caused to UMC's subscribers; and (iii) take measures to prevent such disruptions in the future. According to an AMC press release, UMC carried out these recommendations by, inter alia, providing compensation to subscribers affected during the period of service disruptions and installing a new switchboard that would service 350,000 additional subscribers.

  Tariffs

        Telecommunications tariffs are regulated by the NCRC for:

  •
  "public telecommunications" services; and

  •
  access to the telecommunications networks (use of electric communications channels) of the operator with the dominant position on the market.

        The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

        Prior to enactment of the Telecommunications Law, the SCCI set maximum tariffs for fixed-line public telecommunications services and for access to the wireless communications networks from local universal telephone networks. These tariffs will be revised or cancelled pursuant to the Telecommunications Law. There are currently no other tariff limits in respect of wireless telecommunications services or operators. It is not yet clear how the NCRC will regulate the tariffs for telecommunications services.

        Also, where competition laws are violated, the AMC can find tariffs unfair and injurious to competition. In such cases, the AMC may request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff schedule.

        Subject to the above, wireless operators are free to set tariffs at levels they consider appropriate.

  Interconnection

        As of January 1, 2005, interconnection activity is to be regulated by the NCRC. Operators may provide offers for interconnection to the NCRC, and the NCRC is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant market position on the market are obligated to submit interconnection offers to the NCRC for each catalog.

        Interconnection is made pursuant to interconnection agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant market position cannot refuse an offer to conclude an interconnection agreement with another operator, if the offeror has offered points of interconnection that were previously published by the NCRC in the catalog of interconnection proposals.

        The NCRC is authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The decision of NCRC is binding upon the parties in the dispute.

Seasonality

        Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in the summer from urban areas to more rural areas where fixed line penetration is relatively low, as well as an increase in roaming revenues and guest roaming revenues during these quarters. In the fourth quarter, operating income and average revenue per user tend to be low as the increase in new subscribers tends to outpace the increase in phone usage. However, quarterly trends can be influenced by a number of factors, including promotions, and may not be consistent from year to year.

C. Organizational Structure

        The table below presents our significant operating and holding entities and our ownership interests therein as of December 31, 2004. Our ownership interest and voting power in each of the entities is identical. All of the entities, with the exception of MTS Belarus, UMC, Uzdunrobita and Mobile TeleSystems Finance S.A. are organized and operate under the laws of the Russian Federation.

	Accounting Method	Ownership Interest
ACC	Consolidated	100.0%
Telecom XXI	Consolidated	100.0%
Telecom-900	Consolidated	100.0%
SCS-900	Consolidated	100.0%
FECS-900	Consolidated	100.0%
Uraltel	Consolidated	99.8%
MTS Finance	Consolidated	100.0	%(1)
BM Telecom	Consolidated	100.0%
Kuban-GSM	Consolidated	100.0%
Dontelecom	Consolidated	100.0%
MTS-Barnaul	Consolidated	100.0%
MTS-Capital	Consolidated	100.0%
UMC	Consolidated	100.0%
Sibchallenge	Consolidated	100.0%
TSS	Consolidated	100.0%
Volgograd Mobile	Consolidated	100.0%
Astrakhan Mobile	Consolidated	100.0%
Mar Mobile GSM	Consolidated	100.0%
Primtelefon	Consolidated	100.0%
MSS	Consolidated	91.0%
ReCom	Consolidated	53.9%
TAIF Telcom	Consolidated	100.0%
UDN-900	Consolidated	100.0%
MTS Kostroma	Consolidated	100.0%
MTS-NN	Consolidated	100.0%
Novitel	Consolidated	100.0%
Uzdunrobita	Consolidated	74.0%
Sibintertelecom	Consolidated	93.5%
Gorizont-RT	Consolidated	76.0%
Telesot-Alania	Consolidated	52.5%
MTS-Komi Republic	Equity	26.0%
MTS-Tver	Equity	26.0%
MTS Belarus	Equity	49.0%

(1)
Represents beneficial ownership interest.

D. Property, Plant and Equipment

        We occupy premises in Moscow at 4 Marksistskaya Street, 5/2 Vorontsovskaya Street, 12/12 Pankratievskaya Street and 10 Teterinsky Pereulok, which we use for administration, as well as operation of mobile switching centers. The rights to use the Marksistskaya and Teterinsky premises were contributed to our charter capital by a founding shareholder. We intend to acquire additional buildings for placement of our switching systems, as well as for use by our sales and customer service, billing, financial control and technical services departments. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We intend to build new technical and administrative offices in the future and to lease office space on an as-needed basis. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis.

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

        Of the 10,693 base stations comprising our network as of December 31, 2004, 6,803 operated in the 900 MHz band and 3,890 operated in the 1800 MHz band. We also operated 300 base station controllers in Russia and approximately 110 switches in Russia as of December 31, 2004.

        Of the 3,817 base stations comprising our network in Ukraine as of December 31, 2004, 2,116 operated in the 900 MHz band and 1,701 operated in the 1800 MHz band. We also operated 106 base station controllers and 15 switches in Ukraine as of December 31, 2004.

        Of the 334 base stations comprising our network in Uzbekistan, as of December 31, 2004, 144 operated in the 900 MHz band and 136 operated in the 1800 MHz band. We also operated 7 base station controllers and 7 switches in Uzbekistan as of December 31, 2004.

        In addition, certain of our subsidiaries entered into capital lease agreements for network equipment with Invest-Svyaz Holding, a wholly-owned subsidiary of Sistema and our shareholder. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

Overview

        We are the largest mobile operator in Russia and Ukraine in terms of subscribers and revenues. Revenues for the year ended December 31, 2004 were $3,887.0 million, an increase of 52.7% from the year ended December 31, 2003. Net income for the year ended December 31, 2004 was $1,022.7 million, up 97.7% from the year ended December 31, 2003. At December 31, 2004, we had a subscriber base of 34.2 million (26.5 million in Russia, 7.4 million in Ukraine and 0.3 million in Uzbekistan).

        Our revenues have increased through organic growth, as well as through acquisitions. During March to July 2003, we acquired 100% of UMC, a mobile operator in Ukraine, for approximately $378.3 million in cash and assumed debt of UMC in the amount of $62.0 million. UMC's results of operations have been included in our consolidated financial statements beginning March 1, 2003. For the year ended December 31, 2003 and 2004, UMC accounted for approximately 15.5% and 21.4%, respectively, of our net revenues. We acquired a 74% stake in Uzdunrobita in August 2004, and Uzdunrobita's results of operations have been included in our audited consolidated financial statements. For the period from August to December 31, 2004, Uzdunrobita had net revenues of $26.8 million. We spent $143.4 million, $667.2 million and $355.7 million in cash (net of cash acquired) in 2002, 2003 and 2004, respectively, to acquire businesses.

        We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new license areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2002, 2003 and 2004 were $574.3 million, $958.8 million and $1,358.9 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2002, 2003 and 2004 was $412.8 million, $966.0 million and $1,711.6 million, respectively. Since 2002, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured notes offerings in international capital markets. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is repayable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million, of which we have drawn $600.0 million as of December 31, 2004. As of December 31, 2004, we had indebtedness of approximately $1.9 billion, including capital lease obligations, and our interest expense for the year ended December 31, 2004 was $108.0 million, net of amounts capitalized.

        We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 1.2 million subscribers as of December 31, 2004. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

Segments

        We have several operating segments corresponding to separate legal entities within our group. For reporting purposes, we group them as follows: (1) our company, Mobile TeleSystems OJSC, or MTS OJSC, which holds licenses for and operates in the Moscow license area and a number of areas outside of Moscow; (2) our subsidiary, Telecom XXI, which holds licenses for and operates in St. Petersburg and a number of areas in northwest Russia; (3) our subsidiary, Kuban-GSM, which holds licenses for and operates in the Krasnodar region of Russia (4) our subsidiary, UMC, which holds licenses for and operates in Ukraine; and (5) several other smaller subsidiaries, which hold licenses for and operate in the different regions of Russia and our newly acquired subsidiary, Uzdunrobita, which holds licenses for and operates in Uzbekistan, which we call "Other regions." See Note 22 to our audited consolidated financial statements for segment information.

Subscriber Data

        The following table shows our subscribers by country as of the dates indicated.

	At December 31,
	2002	2003	2004
	(in thousands)
Subscribers(1)
Russia, including:	6,644	13,370	26,540
MTS OJSC	3,746	6,529	13,398
Moscow license area	3,082	4,936	7,516
Telecom XXI	854	1,666	2,733
Kuban-GSM	844	1,396	2,543
Other Russian regions	1,200	3,779	7,866
Ukraine (UMC)	—	3,350	7,373
Uzbekistan (Uzdunrobita)	—	—	311

Total consolidated	6,644	16,720	34,224

MTS Belarus (unconsolidated)	43	465	1,214

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the "Jeans" and "SIM-SIM" brand tariffs) and whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its "Jeans" and "SIM-SIM" subscribers.

        We had approximately 26.5 million subscribers in Russia at December 31, 2004 of which 7.5 million were in the Moscow license area that encompasses the City of Moscow and the Moscow region. According to AC&M-Consulting, approximately 23% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 99% as of December 31, 2004. Penetration in all of Russia was lower, at approximately 51%, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area totaled approximately 19.0 million as of December 31, 2004. According to AC&M-Consulting, as of December 31, 2004, we had a leading 36% market share of total mobile cellular subscribers in Russia. Our market share in the Moscow license area was higher at 45% as of December 31, 2004, according to AC&M-Consulting. We had approximately 7.4 million subscribers in Ukraine as of December 31, 2004 and, according to AC&M-Consulting, a 53% market share of total mobile cellular subscribers in Ukraine. In addition, we had approximately 0.3 million subscribers in Uzbekistan, representing a 58% market share, according to AC&M-Consulting.

        We define our churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. We view the subscriber churn as a measure of market competition and customer dynamics. The following table shows our Russian and Ukrainian subscriber churn for the periods indicated.

	Year Ended December 31,
	2002	2003		2004
Subscriber Churn
Russia	33.9%	47.3%		27.5%
Ukraine	—	23.8%	(1)	15.8%	(2)

(1)
Annualized based on the months of March through December 2003.

(2)
We define our churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. For Ukraine, the 2003 figure has been annualized based on the months of March through December 2003. The significant decrease in the 2004 churn rate in Ukraine is largely attributable to the change in our churn policy for "Jeans" and "Sim-Sim" subscribers in Ukraine. See note 8 above. Under the previous churn policy, the 2004 churn rate in 2004 was 23%.

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The decrease in our churn rate during 2004 occurred mainly due to successful marketing initiatives, focused on customer loyalty. Churn in Ukraine continued to be lower than in Russia due to several factors, including less competition, higher connection fees for subscribers and a higher percentage of contract subscribers.

        While our subscribers and revenues have been growing, our average monthly service revenue per subscriber has been decreasing. We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows our average monthly service revenue per subscriber and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2002	2003		2004
Average monthly service revenue per subscriber
Russia	$23	$17		$12
Ukraine	—	$15	(1)	$13
Average monthly minutes of use per subscriber
Russia	159	144		157
Ukraine	—	97	(1)	114

(1)
Calculated based on the months of March through December 2003.

        Average monthly service revenue per subscriber for Russia decreased from $23 for the year ended December 31, 2002 to $17 for the year ended December 31, 2003 and to $12 for the year ended December 31, 2004. We expect a continued decline in average monthly service revenue per subscriber due to tariff decreases and the increasing ratio of mass-market subscribers with lower average monthly service revenue per subscriber in our subscriber mix. Average monthly minutes of use per subscriber is increasing due to tariff decreases and other general factors resulting in increased mobile use. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations."

        The following table shows the mix between Jeans and non-Jeans subscribers for Russia and Ukraine for the periods indicated. The "Jeans" brand tariffs were introduced in November 2002. For a description of our Jeans and SIM-SIM brands, see "Item 4. Information on Our Company—B. Business Overview—Tariffs."

	At December 31,
	2002	2003	2004
Russia
Jeans	3%	44%	77%
Non-Jeans	97%	56%	23%
Ukraine
Jeans (including SIM-SIM)	—	79%	86%
Non-Jeans	—	21%	14%

Revenues

        Our principal sources of revenue are:

  •
  service revenues, including usage fees, monthly subscription fees, roaming and value-added service fees, and connection fees; and

  •
  revenues from sales of handsets and accessories.

        We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority in Russia, while in Ukraine there have been cases where governmental authorities imposed restrictions on our tariffs.

  Service Revenues and Connection Fees

        Service revenues.    Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls, except for incoming local calls originated by one of our subscribers and received by another one of our subscribers. However, our "Jeans" tariff subscribers receive all incoming calls from certain other mobile providers in the same region free of charge.

        The charges for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues were 67.3% in 2002, 71.7% in 2003 and 70.5% in 2004, respectively. The further development of our "Jeans" tariff, which has no monthly subscription fee, will support growth of the usage fees as a percentage of total revenues. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total net revenues represented 18.2% in 2002, 17.9% in 2003 and 12.7% in 2004, respectively. The main reason for the decline of the monthly subscription fees as a percentage of total net revenues is a decrease in the share of subscribers with a monthly subscription fee in the subscriber mix. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by the factors discussed in the previous paragraph.

        Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 6.7% of our total net revenues in 2002, 6.0% in 2003 and 2.4% in 2004, respectively. We generally expect roaming fees to decline as a percentage of total net revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase of total number of mobile users.

        We offer our subscribers an array of value-added services, including SMS, call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and content-based services. For the years ended December 31, 2002, 2003 and 2004 monthly average SMS usage was 10, 16 and 17 text messages sent per subscriber in Russia, respectively. These services have historically comprised approximately 10% of total net revenues and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase due to the introduction of new value-added services and an increase in the usage of value-added services by our subscribers. We expect that revenue from value-added services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

        Connection fees.    Connection fees consist of charges paid to us by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life as described in Note 2 to our audited consolidated financial statements. Connection fees represented 1.8% of our total net revenues in 2002, 1.2% in 2003 and 1.2% in 2004, respectively. We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

  Sales of Handsets and Accessories

        We sell handsets and accessories directly to subscribers in our sales offices and also to dealers for further resale. Since 1998, we have offered subscribers primarily dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 4.6% of our total net revenue in 2002, 3.2% in 2003 and 2.2% in 2004, respectively. Our average selling price of handsets declined significantly between 2000 and 2003 and continued to decline in year ended December 31, 2004. We generally do not subsidize handset sales in Russia, but in Ukraine, we subsidize handsets for contract subscribers. See "—Expenses—Cost of Handsets and Accessories" below.

        We expect the demand for our handsets and accessories to continue to decrease due to the availability of cheaper "grey" market handsets entering the market. In addition, many new subscribers already own handsets, either purchased on the grey market or because they are churn clients from other operators. We expect as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline.

Expenses

        Our principal expenses are:

  •
  cost of services, including interconnection, line rental and roaming expenses;

  •
  cost of handsets and accessories;

  •
  sales and marketing expenses;

  •
  general and administrative expenses, such as salaries, rent and other general and administrative expenses;

  •
  provision for doubtful accounts;

  •
  depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets;

  •
  interest expenses; and

  •
  provisions for income taxes.

  Cost of Services

        Interconnection and Line Rental.    Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under "Item 4. Information on Our Company—B. Business Overview—Network Technology—Interconnect Arrangements and Telephone Numbering Capacity."

        We expect unit interconnect costs payable by us to other operators will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines, as well as availability and usability of substitutes such as microwave links owned by us.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

  Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to dealers and subscribers, and the cost of SIM cards provided to our customers. We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technological advances and competitive pressures in the market for handsets.

        In Ukraine, we subsidize handsets for contract subscribers. In the years ended December 31, 2003 and 2004, we provided net handset subsidies in Ukraine for a total cost of $34.9 million and $52.7 million, respectively, which are reported as a loss on sales of handsets. However, we do not subsidize handset sales in Russia.

        Generally, we provide SIM cards to our customers free of charge. Cost of SIM cards used amounted to $26.3 million in 2002, $68.3 million in 2003 and $80.6 million in 2004, respectively. The growth of SIM cards expense in 2004 was primarily the result of an increase in subscribers and internal churn within our subscriber base.

  Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  dealer commissions on new connections and advances collected from subscribers; and

  •
  expenses for advertising and promotion.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas and are expected to increase as subscriber numbers and market competition increase. In addition, we expect these costs to increase as we further develop our brand and introduce value-added services.

        In Russia, we pay the full amount of commission when a dealer activates a subscriber's contract. If such subscriber's usage of our voice and non-voice services over the following six-month period amounts to less than the amount of the dealer's commission, the dealer is required to reimburse the difference to us. Commencing on February 1, 2004 in the Moscow license area, dealer commission contracts have been gradually migrated to a new payment scheme. Specifically, we have begun linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the twelve-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount for our dealers. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

        We measure subscriber acquisition costs, or SAC, to monitor the cost-effectiveness of our sales and marketing. We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. The following table shows SAC in Russia and Ukraine for the periods indicated:

	Year Ended December 31,
	2002	2003		2004
Subscriber Acquisition Costs (SAC)
Russia	$35	$26		$21
Ukraine	—	$32	(1)	$19

(1)
Calculated based on the months of March through December 2003.

        SAC continued to decline in 2004 reflecting the lower cost of attracting mass-market subscribers and increased economies of scale.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of:

  •
  employee salaries and bonuses;

  •
  social contributions payable to the state pension fund;

  •
  taxes other than income taxes, e.g., property taxes;

  •
  office maintenance expenses;

  •
  network repair and maintenance; and

  •
  rental of premises.

        Total general and administrative expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Provision for Doubtful Accounts

        We generally expect our provision for doubtful accounts as a percentage of net revenues to remain stable as a result of our continued use of our advance payment system, whereby subscribers' fees are debited from amounts paid by subscribers into their accounts in advance of line usage. In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. See "Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing." However, our expense for provision for doubtful accounts for the year ended December 31, 2003 totaled $32.6 million in comparison with $7.0 million of provision expense incurred in 2002 mainly due to dealer and subscriber fraud discovered in the first quarter of 2003 for the amount of $16.7 million. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to implement the necessary infrastructure to manage our growth could have a material adverse effect on our business and results of operations." As a result of our corrective actions, our expense for provision for doubtful accounts decreased for the year ended December 31, 2004 to $26.5 million compared to $32.6 million in the year ended December 31, 2003.

  Depreciation of Property, Network Equipment and Amortization of Intangibles

        We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase in line with our network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our development programs and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill.

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

  Interest Expense

        We expect interest expense to continue to increase, which is principally associated with external debt incurred to finance our network development program and the buildout associated with our regional license areas.

  Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 "Income Tax of Organizations" of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

        The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. Prior to 2002, these expenses were computed according to several special deductibility regulations. These regulations combined detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible under Western tax systems, such as:

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

        Effective January 1, 2002, the statutory income tax rate in Russia was established at 24%.

        In 2003, the statutory income tax rate in Ukraine was 30%. From January 1, 2004, the Ukrainian statutory income tax rate changed to 25% as a result of changes in legislation. As the result of this reduction, we recognized a net deferred tax expense of approximately $4.8 million in 2003.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. We believe that we have adequately provided for tax liabilities in our consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition.

        Below is the list of our major acquisitions during 2002, 2003 and 2004.

Company	License area	Date of acquisition	Stake acquired	Purchase price*
				(in millions)
2002
Kuban-GSM	Krasnodar region	March 2002	51.0%	$71.4
Kuban-GSM	Krasnodar region	October 2002	1.7%	5.0
BM-Telecom	Bashkortostan Republic	May 2002	100.0%	41.0
MTS-Barnaul	Altai region	July 2002	100.0%	2.4
Dontelecom	Rostov region	October 2002	100.0%	22.5
BIT	4 regions in the Far East of Russia	October 2002	100.0%	0.9
Telecom-900	Controlling stake in 3 regional operators: (1) 60% of FECS-900 (several regions in the Far East of Russia); (2) 53% of Uraltel (Ural region); and (3) 51% of SCS-900 (several regions in the Siberian part of Russia)	November 2002	19.0%	6.9

				$150.1

2003
UMC	Ukraine	March 2003	57.7%	$199.0
UMC	Ukraine	June 2003	26.0%	87.6
UMC	Ukraine	July 2003	16.3%	91.7
TAIF Telcom	Tatarstan Republic and Volga region	April 2003	51.0%	61.0
TAIF Telcom	Tatarstan Republic and Volga region	May 2003	1.7%	2.3
Sibchallenge	Krasnoyarsk region	August 2003	100.0%	45.5
Vostok Mobile BV	50% stake in Primtelefon (several regions in the Far East of Russia)	August 2003	100.0%	29.0
Uraltel	Ural region	August 2003	46.7%	35.7
TSS	Eastern Siberia	September 2003	100.0%	47.0
Kuban-GSM	Krasnodar region	September 2003	47.3%	107.0

				$705.8

2004
SCS-900	Several regions in the Siberian part of Russia	March 2004	11.0%	$8.5
FECS-900	Several regions in the Far East of Russia	April 2004	40.0%	8.3
MSS	Eastern Siberia	April 2004	7.5%	2.2
Primtelefon	Several regions in the Far East of Russia	June 2004	50.0%	31.0
UDN-900	Udmurtiya Republic	August 2004	49.0%	6.4
Volgograd Mobile	Volga region	August 2004	50.0%	2.9
Astrakhan Mobile	Volga region	August 2004	50.0%	1.1
Uzdunrobita	Uzbekistan	July 2004	74.0%	126.4
TAIF Telcom	Tatarstan Republic	October 2004	47.3%	63.0
Sibintertelecom	Two regions in the Far East of Russia	November 2004	93.5%	37.4
Telesot Alania	Severnaya Osetia-Alania Republic	December 2004	52.5%	6.2
Gorizont-RT	Republic of Sakha (Yakutia)	December 2004	76.0%	53.2

				$341.2

*
Excluding acquisition-related costs and debt assumed.

        See also Note 23 to our audited consolidated financial statements for additional acquisitions since December 31, 2004.

Results of Operations

        The following table sets forth selected financial information by reportable segment.

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Revenues
MTS OJSC	$2,129,544	$1,471,198	$1,044,877
UMC	832,313	394,038	—
Telecom XXI	297,194	210,460	79,166
Kuban-GSM	225,350	168,401	79,317
Other	796,256	432,770	211,826
Eliminations(1)	(393,663)	(130,669)	(53,430)

Revenues as reported	$3,886,994	$2,546,198	$1,361,756

Costs of services and cost of handsets and accessories, exclusive of depreciation and amortization shown separately below
MTS OJSC	$585,092	$315,021	$235,957
UMC	221,226	94,959	—
Telecom XXI	46,917	33,348	18,415
Kuban-GSM	22,963	20,870	11,376
Other	189,720	120,895	64,092
Eliminations(1)	(366,231)	(110,914)	(43,168)

Cost of services and cost of handsets and accessories as reported	$699,687	$474,179	$286,672

Sundry operating expenses(2)
MTS OJSC	$327,113	$241,069	$173,377
UMC	88,937	50,192	—
Telecom XXI	45,832	28,071	18,894
Kuban-GSM	37,091	25,385	11,197
Other	142,257	62,689	28,016
Eliminations(1)	(9,698)	(684)	(2,428)

Sundry operating expenses as reported	$631,532	$406,722	$229,056

Sales and marketing expenses
MTS OJSC	$240,146	$187,325	$125,841
UMC	79,355	50,791	—
Telecom XXI	42,244	31,627	22,183
Kuban-GSM	22,534	15,249	7,795
Other	86,275	43,423	19,804
Eliminations(1)	(9,571)	(1,632)	(3,646)

Sales and marketing expenses as reported	$460,983	$326,783	$171,977

Depreciation and amortization
MTS OJSC	$253,485	$199,946	$144,004
UMC	124,935	66,392	—
Telecom XXI	57,265	36,782	17,343
Kuban-GSM	68,140	32,299	21,224
Other	175,221	82,185	27,109
Eliminations(1)	(3,317)	(1,688)	—

Depreciation and amortization as reported	$675,729	$415,916	$209,680

Operating Income
MTS OJSC	$728,101	$527,837	$365,698
UMC	317,860	131,704	—
Telecom XXI	104,936	80,632	2,331
Kuban-GSM	74,622	74,599	27,725
Other	198,390	123,577	72,806
Eliminations(1)	(4,846)	(15,751)	(4,189)

Operating income as reported	$1,419,063	$922,598	$464,371

(1)
Represents the elimination of intercompany sales, sundry operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies, as well as of other intercompany transactions.

(2)
For the purposes of this analysis "Sundry operating expenses" consists of general and administrative expenses and other operating expenses.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2004 increased by $1,340.8 million, or 52.7%, to $3,887.0 million from $2,546.2 million for the year ended December 31, 2003. This increase was primarily due to the significant growth in our subscriber base from 16.72 million as of December 31, 2003 to 34.22 million as of December 31, 2004. As of December 31, 2003, UMC had 3.35 million subscribers, which grew to 7.37 million subscribers as of December 31, 2004. A portion of the growth in the subscriber base was due to acquisitions during the year ended December 31, 2004, including the two most significant acquisitions of Uzdunrobita with 0.31 million subscribers and Primtelefon with 0.2 million subscribers. The growth was also attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow and other highly competitive license areas, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 29% from $17 per subscriber for the year ended December 31, 2003 to $12 for the year ended December 31, 2004.

        For the year ended December 31, 2004, service revenues and connection fees increased by $1,335.2 million, or 54.2%, to $3,800.3 million compared to $2,465.1 million for the year ended December 31, 2003 due to the growth in the number of our subscribers, as explained above. Revenues from the sales of handsets and accessories increased by $5.6 million, or 6.9%, for the year ended

December 31, 2004 compared to the year ended December 31, 2003, due to growth of handsets sale activity. This growth was partially offset by a decline in the average selling price of handsets.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 47.6% to $699.7 million from $474.2 million for the year ended December 31, 2003. The increase in costs was primarily attributable to subscriber growth and related growth of traffic related expenses and cost of handsets and accessories sold. For the year ended December 31, 2004, interconnection and line rental expenses grew to $352.6 million from $187.3 million for the year ended December 31, 2003 and roaming expenses grew to $128.5 million from $113.8 million, respectively. For the year ended December 31, 2004, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $218.6 million from $173.1 million for the year ended December 31, 2003.

        Consolidated gross margin was $3,187.3 million, or 82.0% of consolidated revenues for the year ended December 31, 2004, compared to $2,072.0 million, or 81.4% of consolidated revenues for the year ended December 31, 2003. This slight increase in our consolidated gross margin percentage is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained, in part, by lower costs of leasing telecommunication lines relative to our increasing revenues as we build-out our own fiber-optics network in our license areas.

        MTS OJSC revenues for the year ended December 31, 2004 increased by 44.7% to $2,129.5 million from $1,471.2 million for the year ended December 31, 2003. Our subscriber base in the MTS OJSC license areas increased by 106.2% from 6.5 million as of December 31, 2003 to 13.4 million as of December 31, 2004. The effect on revenues of the increase in our subscriber base was partially offset by a decrease in the average selling prices of handsets and accessories, a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers share in our subscriber mix.

        MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 85.7% to $585.1 million from $315.0 million for the year ended December 31, 2003. The growth occurred as a result of $45.6 million and $172.7 million increases in roaming expenses and cost of handsets and accessories, respectively. This was primarily driven by an increase in the number of subscribers and related growth of roaming traffic and cost of handsets and accessories sold (including SIM cards). Roaming expenses increased to $172.3 million, or 8.1% of segment revenues, for the year ended December 31, 2004 from $126.7 million, or 8.6% of segment revenues, for the year ended December 31, 2003. Cost of handsets and accessories increased to $274.9 million, or 12.9% of segment revenues, for the year ended December 31, 2004 from $102.2 million, or 6.9% of segment revenues, for the year ended December 31, 2003.

        MTS OJSC gross margin increased by 33.6% to $1,544.4 million in the year ended December 31, 2004 from $1,156.2 million in the year ended December 31, 2003. MTS OJSC's gross margin percentage decreased to 72.5% in the year ended December 31, 2004 from 78.6% in the year ended December 31, 2003. The main reason for the decrease in the gross margin by 6.1% was the significant growth in sales of equipment and handsets from MTS OJSC to subsidiaries. MTS OJSC charges minimal mark-up, ranging from 3% to 10%, on these sales. The effect of these transactions is eliminated in the consolidated financial statements.

        UMC revenues for the year ended December 31, 2004 were $832.3 million, while for the year ended December 31, 2003, $394.0 million of UMC's revenues were consolidated (representing revenues from the date of our acquisition of UMC in March 2003 to December 31, 2003). Growth in sales revenues occurred mainly due to an increase in UMC's subscriber base from 3.4 million as of December 31, 2003 to 7.4 million as of December 31, 2004.

        UMC cost of services and cost of handsets and accessories for the year ended December 31, 2004 and for the period from March 1, 2003 to December 31, 2003 were $221.2 million and $95.0 million, respectively. The growth occurred primarily due to an increase of $84.0 million in interconnection and line rental expenses and a $33.9 million increase in cost of handsets and accessories. Interconnection and line rental expenses increased to $112.8 million, or 13.6% of segment revenues, in the year ended December 31, 2004 from $28.8 million, or 7.3% of segment revenues, in the year ended December 31, 2003 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $87.6 million, or 10.5% of segment revenues, in the year ended December 31, 2004 from $53.8 million, or 13.7% of segment revenues, in the year ended December 31, 2003 mainly due to growth of sales of handsets and accessories and an increase in cost for SIM cards used by new subscribers.

        UMC gross margin for the year ended December 31, 2004 grew to $611.1 million from $299.0 million for the period from March 1, 2003 to December 31, 2003. As a percentage of total revenues, gross margin decreased to 73.4% in the year ended December 31, 2004, from 75.9% in the same period in 2003. This decrease in gross margin was mainly due to the introduction in September 2003 of the calling party pays scheme. Under this scheme, starting from September 2003, UMC pays termination fees to other mobile operators for calls initiated by its subscribers. During the year ended December 31, 2004, this scheme had a full effect on financial results, while during the same period in 2003, only the months of September through December were included.

        Telecom XXI revenues for the year ended December 31, 2004 increased by 41.2% to $297.2 million from $210.5 million for the year ended December 31, 2003. Our subscriber base in the Telecom XXI license areas increased by 58.8% from 1.7 million as of December 31, 2003 to 2.7 million as of December 31, 2004. The growth of subscribers in percentage terms is higher than the growth of revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This trend is typical when we seek to expand our subscriber base in a competitive environment.

        Telecom XXI cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 40.8% to $46.9 million from $33.3 million for the year ended December 31, 2003. This was primarily due to a $6.4 million increase in roaming expenses. Interconnection and line rental expenses increased to $15.2 million, or 5.1% of segment revenues, in the year ended December 31, 2004 from $14.0 million, or 6.7% of segment revenues, in the year ended December 31, 2003 mainly due to an increase of the number of base stations in use and overall growth in traffic on the network. Roaming expenses increased to $18.9 million, or 6.4% of segment revenues, for the year ended December 31, 2004 from $12.5 million, or 5.9% of segment revenues, for the year ended December 31, 2003 mainly due to subscriber growth and related traffic expenses.

        Telecom XXI gross margin increased by 41.3% to $250.3 million in the year ended December 31, 2004 from $177.2 million in the year ended December 31, 2003. Telecom XXI gross margin percentage remained stable at 84.2% during the year ended December 31, 2004, as compared to the 84.2% during year ended December 31, 2003.

        Kuban-GSM revenues for the year ended December 31, 2004 increased by 33.8% to $225.4 million from $168.4 million for the year ended December 31, 2003. Our subscriber base in the Kuban-GSM license area increased by 78.6% from 1.4 million as of December 31, 2003 to 2.5 million as of December 31, 2004. The growth of subscribers in percentage terms is higher than the growth of revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This trend is typical when expanding s subscriber base in a competitive environment.

        Kuban-GSM cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 10.0% to $23.0 million from $20.9 million for the year ended December 31, 2003.

This was primarily due to a $4.4 million increase in interconnection and line rental expenses to $14.2 million, or 6.3% of segment revenues, in the year ended December 31, 2004 from $9.8 million, or 5.8% of segment revenues, in the year ended December 31, 2003. This increase is mainly due to an increase in the number of base stations in use and overall growth in traffic on the network.

        Kuban-GSM gross margin increased by 37.2% to $202.4 million in the year ended December 31, 2004 from $147.5 million in the year ended December 31, 2003. Kuban-GSM's gross margin percentage increased to 89.8% in the year ended December 31, 2004 from 87.6% in the year ended December 31, 2003 primarily as the result of continued expansion of the network in 2004 and the related economies of scale effect.

        Other regions revenues for the year ended December 31, 2004 increased by 84.0% to $796.3 million from $432.8 million for the year ended December 31, 2003. Our subscriber base in these regions increased by 107.9% from 3.8 million as of December 31, 2003 to 7.9 million as of December 31, 2004, which is the result of our expansion into the regions both through organic growth and acquisitions. As of December 31, 2004, we had commenced commercial operations in 77 regions of Russia, compared to 60 as of December 31, 2003. The growth of subscribers in percentage terms is higher than revenue growth mainly due to the fact that newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This is a usual trend for expanding subscribers' base in the competitive environment.

        Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 56.9% to $189.7 million from $120.9 million for the year ended December 31, 2003. The growth occurred primarily due to a $37.1 million increase in interconnection and line rental expenses and a $27.6 million increase in cost of handsets and accessories. Interconnection and line rental expenses increased to $76.6 million, or 9.6% of segment revenues, in the year ended December 31, 2004 from $39.5 million, or 9.1% of segment revenues, in the year ended December 31, 2003 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $63.6 million, or 8.0% of segment revenues, in the year ended December 31, 2004 from $36.0 million, or 8.3% of segment revenues, in the year ended December 31, 2003 mainly due to a growth in sales of handsets and accessories and an increase in cost for SIM cards used by new subscribers.

        Other regions gross margin increased by 294.7 million, or 94.5%, from $311.9 million in the year ended December 31, 2003 to $606.6 million in the year ended December 31, 2004, primarily due to the increase in the number of subscribers. Our gross margin percentage for the other regions segment increased to 76.2% in the year ended December 31, 2004 from 72.1% in the year ended December 31, 2003, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2004 increased by 55.3% to $631.5 million from $406.7 million for the year ended December 31, 2003. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by subscriber growth and the consolidation of a full year of UMC's operations, which together contributed $88.9 million to consolidated sundry operating expenses for the year ended December 31, 2004 after intercompany elimination. For the year ended December 31, 2003, only 10 months of UMC's operations were consolidated, contributing $50.2 million to sundry operating expenses in that period. In the year ended December 31, 2004, salary expenses and related social contributions increased by $100.2 million due to an increase in personnel. In addition, network repair and maintenance expenses increased by $42.1 million in the year ended December 31, 2004 due to the expansion and aging of our network, as compared to the same period in 2003. Generally, sundry operating expenses as a percentage of net revenues slightly increased to 16.2% for the year ended December 31, 2004 from 16.0% in the year ended December 31, 2003.

        MTS OJSC sundry operating expenses for the year ended December 31, 2004 increased by 35.7% to $327.1 million from $241.1 million for the year ended December 31, 2003. The major reason for this growth was an increase in salaries, bonuses and related social contributions for additional personnel of $56.5 million. Sundry operating expenses as a percentage of segment revenues decreased to 15.4% for the year ended December 31, 2004 from 16.4% for the year ended December 31, 2003. This decrease was mainly attributable to economies of scale with respect to an increase in our overall volume of operations and a reduction in the bad debt provision expense from $28.6 million for 2003, or 1.9% of segment revenues, to $12.4 million for 2004, or 0.6% of segment revenues. The higher expense in 2003 was related to the dealer and subscriber fraud discovered in March 2003, as discussed above.

        UMC sundry operating expenses for the year ended December 31, 2004 were $88.9 million, or 10.7% of segment revenues, while for the year ended December 31, 2003, these expenses were $50.2 million, or 12.7% of segment revenues. The increase in such expenses in absolute terms during 2004 was the result of an overall increase in UMC's activity. The main reason for the decrease in sundry operating expenses as a percentage of segment revenues was the economies of scale we achieved related mainly to rent and maintenance expenses.

        Telecom XXI sundry operating expenses for the year ended December 31, 2004 increased by 63.0% to $45.8 million from $28.1 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $4.9 million, repair and maintenance of $3.3 million and billing and processing expenses of $3.5 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues increased to 15.4% for the year ended December 31, 2004, as compared to 13.3% for the year ended December 31, 2003. The main reason for this increase was one-off repair expenses incurred during the year ended December 31, 2004.

        Kuban-GSM sundry operating expenses for the year ended December 31, 2004 increased by 46.1% to $37.1 million from $25.4 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $3.6 million and repair and maintenance of $8.2 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues slightly increased to 16.5% for the year ended December 31, 2004, as compared to 15.1% for the year ended December 31, 2003.

        Other regions sundry operating expenses for the year ended December 31, 2004 increased by 127.0% to $142.3 million from $62.7 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $27.3 million and administrative expenses of $11.4 million for additional offices and expanded operations. Sundry operating expenses as a percentage of segment revenues increased to 17.9% for the year ended December 31, 2004, as compared to 14.5% for the year ended December 31, 2003 mainly due to start-up expenses in connection with our continuing expansion into the regions.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2004 increased by 41.1% to $461.0 million from $326.8 million for the year ended December 31, 2003. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $77.2 million in commissions to dealers and an increase of $57.0 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues decreased to 11.9% for the year ended December 31, 2004 from 12.8% for the year ended December 31, 2003. The main reason for this decrease was the introduction in Russia of the new dealer commission scheme in 2004 described above, which resulted in a decrease in dealers' commissions as a percentage of revenues from 8.8% to 7.8%.

        MTS OJSC sales and marketing expenses for the year ended December 31, 2004 increased by 28.2% to $240.1 million from $187.3 million for the year ended December 31, 2003. Sales and marketing expenses as a percentage of segment revenues decreased to 11.3% for the year ended December 31, 2004 from 12.7% for the year ended December 31, 2003. MTS OJSC has traditionally incurred consolidated costs of national TV advertising campaigns, which have experienced significant inflation in the last few years. MTS does not allocate a portion of these advertising costs to Telecom XXI, Kuban-GSM and other regions segments even though sales in these regions benefit from this national advertising. The main reason for the decrease in sales and marketing expenses as a percentage of segment revenues was the introduction of the new dealer commission scheme in 2004, which resulted in a decrease in dealers' commissions as a percentage of revenues from 8.5% to 6.9%.

        UMC sales and marketing expenses for the year ended December 31, 2004 were $79.4 million, or 9.5% of segment revenues, while for the year ended December 31, 2003, these expenses were $50.8 million, or 12.9% of segment revenues. Absolute growth in these expenses for the year ended December 31, 2004 occurred due to overall growth of UMC's activity. The decrease in sales and marketing expenses as a percentage of segment revenues was caused by two factors: a decrease in advertising and promotion expenses from 4.6% to 3.6% of segment revenues due to extensive advertising campaigns organized in the third quarter of 2003 related to the Jeans tariff launch and a decrease in dealers' commissions from 8.3% to 5.9% of segment revenues due to a change in the commission scheme in December 2003 (commission is calculated based on revenue received from subscribers contracted by the dealer).

        Telecom XXI sales and marketing expenses for the year ended December 31, 2004 increased by 33.5% to $42.2 million from $31.6 million for the year ended December 31, 2003, as a result of the expansion of the operations into regions other than St. Petersburg and an increase in dealers' commissions due to general growth of sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 14.2% for the year ended December 31, 2004 from 15.0% for the year ended December 31, 2003. The main reason for this decrease was a decrease of dealers' commissions as a percentage of segment revenues from 11.5% to 11.0% for the year ended December 31, 2003 and 2004, respectively, which was primarily due to the introduction in the third quarter of 2003 of our Jeans tariff in the region, which became popular and has lower commission fees than our contract tariff plans.

        Kuban-GSM sales and marketing expenses for the year ended December 31, 2004 increased by 48.0% to $22.5 million from $15.2 million for the year ended December 31, 2003, as a result of an increase in dealers' commissions due to a general increase in sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues increased to 10.0% for the year ended December 31, 2004 from 9.0% for the year ended December 31, 2003. The main reason for this growth was an increase of dealers' commissions as a percentage of segment revenues to 8.7% for the year ended December 31, 2004 from 8.0% for the year ended December 31, 2003.

        Other regions sales and marketing expenses for the year ended December 31, 2004 increased by 98.8% to $86.3 million from $43.4 million for the year ended December 31, 2003, as a result of our expansion of the regional operations. Sales and marketing expenses as a percentage of segment revenues increased to 10.8% for the year ended December 31, 2004 from 10.0% for the year ended December 31, 2003. The main reasons for this increase were the growth of advertising expenses (in order to promote our services in the regions and continue our regional expansion) and dealers' commissions caused by increases in our subscriber base.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2004 increased by 62.5% to $675.7 million from $415.9 million for the year ended December 31, 2003. Depreciation and amortization expenses as a percentage of net revenues slightly increased to 17.4% for the year ended December 31, 2004 from 16.3% for the year ended December 31, 2003. This increase was mainly due to a change of accounting policy with respect to the depreciation period for the cost of leasehold improvements related to base station sites that went into effect in 2004. The depreciation period was accelerated and as a result, an additional depreciation expense of approximately $27.7 million was recognized in 2004, but not in prior periods.

        MTS OJSC depreciation and amortization for the year ended December 31, 2004 increased by 26.8% to $253.5 million from $199.9 million for the year ended December 31, 2003, but declined as a percentage of segment revenues to 11.9% for the year ended December 31, 2004 from 13.6% for the year ended December 31, 2003 mainly due to expansion of our subscriber base in our existing network, which was partially offset by the effect of accelerated depreciation.

        UMC depreciation and amortization for the year ended December 31, 2004 was $124.9 million, or 15.0% of segment revenues, while for the year ended December 31, 2003 depreciation and amortization was $66.4 million, or 16.9% of segment revenues. Absolute growth of depreciation and amortization expense was mainly due to the continued build-out of UMC's network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale, which was partly offset by the effect of accelerated depreciation.

        Telecom XXI depreciation and amortization for the year ended December 31, 2004 increased by 55.7% to $57.3 million from $36.8 million for the year ended December 31, 2003 and slightly increased as a percentage of segment revenues to 19.3% from 17.5%. This increase was mainly the result of the acceleration of the depreciation period for leasehold improvements on the base station sites.

        Kuban-GSM depreciation and amortization for the year ended December 31, 2004 increased by 110.8% to $68.1 million from $32.3 million for the year ended December 31, 2003 and increased as a percentage of segment revenues to 30.2% from 19.2% mainly due to significant investments in our network and an additional depreciation expense recognized in 2004 for leasehold improvements.

        Other regions depreciation and amortization for the year ended December 31, 2004 increased by 113.1% to $175.2 million from $82.2 million for the year ended December 31, 2003 and increased as a percentage of segment revenues to 22.0% from 19.0%. The increase in the depreciation and amortization expense was driven primarily by two factors: the continued build-out of our network in the regions and assets acquired through acquisitions.

Operating Income

        Consolidated operating income for the year ended December 31, 2004 increased by 53.8% to $1,419.1 million, including $317.9 million of UMC's results after intercompany elimination for the year ending December 31, 2004 from $922.6 million for the year ended December 31, 2003, of which $131.7 million was contributed by UMC. Operating income as a percentage of net revenues was relatively stable at 36.5% for the year ended December 31, 2004 and 36.2% for the year ended December 31, 2003.

        MTS OJSC operating income for the year ended December 31, 2004 increased by 37.9% to $728.1 million from $527.8 million for the year ended December 31, 2003 and remained relatively stable as a percentage of segment revenues at 34.2% for the year ended December 31, 2004, as compared to 35.9% for the year ended December 31, 2003.

        UMC operating income for the year ended December 31, 2004 was $317.9 million, or 38.2% of segment revenues, while for the year ended December 31, 2003 operating income was $131.7 million, or 33.4% of segment revenues. Absolute growth of operating income primarily was the result of the overall growth in UMC's subscriber base and the continued build-out of its network. In addition, for the year ended December 31, 2003, only 10 months of UMC's operations were consolidated into our results, as we did not acquire a controlling stake in UMC until March 2003. Growth of operating income as a percentage of segment revenues occurred mainly due to a decrease in expenses realized through economies of scale and the growth in UMC's subscriber base.

        Telecom XXI operating income for the year ended December 31, 2004 increased by 30.1% to $104.9 million, or 35.3% of segment revenues, from $80.6 million, or 38.3% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease in operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

        Kuban-GSM operating income for the year ended December 31, 2004 remained stable at $74.6 million, or 33.1% of segment revenues, and $74.6 million, or 44.3% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease of operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

        Other regions operating income for the year ended December 31, 2004 increased by 60.5% to $198.4 million, or 24.9% of segment revenues, from $123.6 million, or 28.6% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease in operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

Currency exchange and translation gain

        Consolidated currency exchange and translation gain for the year ended December 31, 2004 was $6.5 million, compared to $0.7 million for the year ended December 31, 2003. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them." and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Interest expense

        Consolidated interest expense for the year ended December 31, 2004 increased by 1.3% to $108.0 million from $106.6 million for the year ended December 31, 2003, primarily as the result of additional interest expense incurred in conjunction with our $300.0 million notes issued in August 2003 and $400.0 million notes issued in October 2003.

Other income

        Consolidated other expenses (income) for the year ended December 31, 2004 increased to a gain of $33.5 million from a loss of $3.4 million incurred for the year ended December 31, 2003. The main reason for this change relates to the significant growth in profitability of MTS Belarus. During the year ended December 31, 2003, $1.5 million of MTS Belarus' loss was included in our results, while for the year ended December 31, 2004, $23.2 million of income was included in our results.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2004 increased by 46.3% to $354.7 million from $242.5 million for the year ended December 31, 2003. The effective tax rate decreased to 25.8% in the year ended December 31, 2004 from 29.2% in the year ended December 31 2003 mainly as a result of an increase in deductible foreign currency exchange losses for purposes of our statutory accounts and a decrease in the statutory tax rate in Ukraine from 30% in 2003 to 25% in 2004.

Minority interest

        Minority interest for the year ended December 31, 2004 decreased by $41.4 million to $30.3 million from $71.7 million for the year ended December 31, 2003 as a result of purchases of additional stakes from minority shareholders in regional companies, the major ones being FECS-900, Uraltel, TAIF Telcom and SCS-900.

Net income

        Net income for the year ended December 31, 2004 increased by $470.7 million, or 91.0%, to $987.9 million, compared to $517.2 million for the year ended December 31, 2003, due to overall growth of our operations and the factors discussed above. Net income as a percentage of revenues was 25.4% in the year ended December 31, 2004 and 20.3% in the year ended December 31, 2003. The main reasons for the increase in net income as a percentage of revenues were the relative decrease as a percentage of revenues in sales and marketing expenses and costs of services, handsets and accessories and an increase in the profitability of MTS Belarus.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

        Consolidated revenues for the year ended December 31, 2003 increased by $1,184.4 million, or 87.0%, to $2,546.2 million from $1,361.8 million for the year ended December 31, 2002. This increase was primarily due to the significant growth in our subscriber base from 6.64 million as of December 31, 2002 to 16.72 million as of December 31, 2003. A portion of the growth in the subscriber base was due to acquisitions during 2003, including UMC. At the time of acquisition, UMC had 1.8 million subscribers, which grew to 3.3 million subscribers as of the end of the year. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow license area, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased 26% from $23 per subscriber for the year ended December 31, 2002 to $17 for the year ended December 31, 2003. Our sales and marketing effort and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine were primarily responsible for the growth in our subscriber base.

        For the year ended December 31, 2003, service revenues increased by $1,161.4 million, or 91.1%, to $2,435.7 million compared to $1,274.3 million for the year ended December 31, 2002 due to the growth in the number of our subscribers, as explained above. Connection fees increased by only $4.5 million, or 18.2%, compared to the year ended December 31, 2002 due to the introduction of tariff plans without connection fees, including our Jeans tariff, and low connection fee tariff plans. Equipment revenues increased by $18.5 million, or 29.5%, for the year ended December 31, 2003, compared to the year ended December 31, 2002 due to subscriber growth in 2003, although not as fast as subscriber growth because the average selling price of handsets declined as many of our subscribers already own handsets.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 65.4% to $474.2 million from $286.7 million for the year ended December 31, 2002.

The increase in costs was primarily attributable to subscriber growth and related growth of traffic related expenses and cost of equipment sold, as well as the inclusion of ten months of UMC's results, which added $95.0 million to consolidated cost of services and products after intercompany eliminations.

        Consolidated gross margin was 81.4% for the year ended December 31, 2003, compared to 78.9% for the year ended December 31, 2002. We believe that this increase in our consolidated gross margin is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained, in part, by lower costs of leasing telecommunication lines relative to our increasing revenues as we build-out our own fiber-optics network in our license areas.

        MTS OJSC revenues for the year ended December 31, 2003 increased by 40.8% to $1,471.2 million from $1,044.9 million for the year ended December 31, 2002. Our subscriber base in the MTS OJSC license areas increased by 74.3% from 3.7 million as of December 31, 2002 to 6.5 million as of December 31, 2003. The increase in the subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers in our subscriber mix.

        MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 33.5% to $315.0 million from $236.0 million for the year ended December 31, 2002. This was primarily due to the $37.8 million and $27.6 million increases in roaming expenses and cost of handsets and accessories, respectively, resulting from an increase in the number of subscribers and related growth of roaming traffic and cost of equipment sold. Roaming expenses increased to $126.7 million, or 8.6% of segment revenues, for the year ended December 31, 2003 from $88.9 million, or 8.5% of segment revenues, for the year ended December 31, 2002. Cost of handsets and accessories increased to $89.8 million, or 6.1% of segment revenues, for the year ended December 31, 2003 from $62.2 million, or 6.0% of segment revenues, for the year ended December 31, 2002.

        MTS OJSC gross margin increased by 42.9% to $1,156.2 million in 2003 from $808.9 million in 2002. MTS OJSC's gross margin percentage increased to 78.6% in 2003 from 77.4% in 2002, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

        UMC revenues for the year ended December 31, 2003 were $394.0 million.

        UMC cost of services and products for the year ended December 31, 2003 was $95.0 million, resulting in a gross margin of $299.0 million.

        UMC gross margin percentage was 75.9% in 2003.

        Telecom XXI revenues for the year ended December 31, 2003 increased by 165.8% to $210.5 million from $79.2 million for the year ended December 31, 2002, which was Telecom XXI's first year of operations. Our subscriber base in the Telecom XXI license areas increased by 95.1% from 0.9 million as of December 31, 2002 to 1.7 million as of December 31, 2003. We also increased our tariffs in 2003.

        Telecom XXI cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 81.1% to $33.3 million from $18.4 million for the year ended December 31, 2002. This was primarily due to the $8.5 million and $7.5 million increases in interconnection and line rental expenses and roaming expenses, respectively. Interconnection and line rental expenses increased to $14.0 million, or 6.7% of segment revenues, in 2003 from $5.5 million, or 6.9% of segment revenues, in 2002 mainly due to an increase in the number of base stations in use. Roaming expenses increased to $12.5 million, or 5.9% of segment revenues, for the year ended December 31, 2003 from $5.0 million, or 6.3% of segment revenues, for the year ended December 31, 2002 mainly due to subscriber growth and related traffic expenses.

        Telecom XXI gross margin increased by 191.3% to $177.1 million in 2003 from $60.8 million in 2002. Telecom XXI gross margin percentage increased to 84.2% in 2003 from 76.7% in 2002, which can be explained primarily by the increase in tariffs discussed above.

        Kuban-GSM revenues for the year ended December 31, 2003 increased by 112.3% to $168.4 million from $79.3 million for the year ended December 31, 2002. This increase was primarily due to the significant growth in our subscriber base. Our subscriber base in the Kuban-GSM license areas increased by 75.0% from 0.8 million as of December 31, 2002 to 1.4 million as of December 31, 2003.

        Kuban-GSM cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 83.3% to $20.9 million from $11.4 million for the year ended December 31, 2002 primarily due to the $4.2 million and $4.1 million increases in interconnection and line rental expenses and cost of handsets and accessories, respectively. Interconnection and line rental expenses increased to $9.8 million, or 5.8% of segment revenues, in 2003 from $5.6 million, or 7.1% of segment revenues, in 2002 mainly due to an increase in the number of base stations in use. Cost of handsets and accessories increased to $7.3 million, or 4.3% of segment revenues, for the year ended December 31, 2003 from $3.2 million, or 4.0% of segment revenues, for the year ended December 31, 2002 mainly due to subscriber growth and the related growth of SIM cards costs.

        Kuban-GSM gross margin increased by 117.2% to $147.5 million in 2003 from $67.9 million in 2002. Kuban-GSM gross margin percentage increased to 87.6% in 2003 from 85.6% in 2002, which was primarily the result of growth in our subscriber base.

        Other regions revenues for the year ended December 31, 2003 increased by 104.3% to $432.8 million from $211.8 million for the year ended December 31, 2002. Our subscriber base in the other regions segment increased by 216.7% from 1.2 million as of December 31, 2002 to 3.8 million as of December 31, 2003, consistent with our expansion into the regions.

        Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2003 increased by 88.6% to $120.9 million from $64.1 million for the year ended December 31, 2002 due to subscriber growth and related growth of traffic related expenses.

        Other regions gross margin increased by $164.1 million, or 111.1%, from $147.8 million in 2002 to $311.9 million in 2003, primarily due to the increase in the number of subscribers. Our gross margin percentage for the other regions segment increased to 72.1% in 2003 from 69.7% in 2002, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2003 increased by 77.5% to $406.7 million from $229.1 million for the year ended December 31, 2002. The increase in sundry operating expenses was largely attributable to subscriber growth and the acquisition of UMC, which contributed $50.2 million to consolidated sundry operating expenses for the year ended December 31, 2003 after intercompany elimination. In 2003, we experienced an increase of $72.1 million in salaries and related social contributions for additional personnel and an increase in network repair and maintenance expenses of $19.0 million due to the expansion and aging of our network, as compared to the prior period. Our operating expenses for the year ended December 31, 2003 also included a $16.7 million provision related to dealer and subscriber fraud. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to implement the necessary infrastructure to manage our growth could have a material adverse effect on our business and results of operations."

Operating expenses as a percentage of net revenues were, however, relatively stable at 16.0% and 16.8% for the year ended December 31, 2003 and 2002, respectively.

        MTS OJSC sundry operating expenses for the year ended December 31, 2003 increased by 39.0% to $241.1 million from $173.4 million for the year ended December 31, 2002. The most significant increases were in the areas of bad debt, mainly related to dealer and subscriber fraud as discussed above ($16.7 million), and salaries and related social contributions for additional personnel ($28.6 million). Sundry operating expenses as a percentage of segment revenues remained relatively stable at 16.4% for the year ended December 31, 2003, as compared to 16.6% for the year ended December 31, 2002.

        UMC sundry operating expenses for the year ended December 31, 2003 were $50.2 million, or 12.7% of segment revenues.

        Telecom XXI sundry operating expenses for the year ended December 31, 2003 increased by 48.7% to $28.1 million from $18.9 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($5.3 million). Sundry operating expenses as a percentage of segment revenues decreased to 13.3% for the year ended December 31, 2003, as compared to 23.9% for the year ended December 31, 2002 mainly due to the fact that 2002 was the first year of the commercial operations and we incurred more start-up operating expenses in that period.

        Kuban-GSM sundry operating expenses for the year ended December 31, 2003 increased by 126.7% to $25.4 million from $11.2 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions due to an increase in personnel ($4.9 million) and billing and data processing expenses ($4.5 million) due to growth in our subscriber base. Sundry operating expenses as a percentage of segment revenues increased to 15.1% for the year ended December 31, 2003, as compared to 14.1% for the year ended December 31, 2002.

        Other regions sundry operating expenses for the year ended December 31, 2003 increased by 123.9% to $62.7 million from $28.0 million for the year ended December 31, 2002. The most significant increases were in the areas of salaries and related social contributions for additional personnel ($16.4 million) and repair and maintenance expenses for expanded network ($2.2 million). Sundry operating expenses as a percentage of segment revenues increased to 14.5% for the year ended December 31, 2003, as compared to 13.2% for the year ended December 31, 2002, primarily due to increased expenses incurred in connection with our continuing expansion into the regions.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2003 increased by 90.0% to $326.8 million from $172.0 million for the year ended December 31, 2002. The increase in sales and marketing expenses was largely related to subscriber growth and the acquisition of UMC, which contributed $50.8 million to the consolidated sales and marketing expenses for the year ended December 31, 2003. The components of growth in sales and marketing expenses were an increase of $101.4 million in commissions paid to dealers and an increase of $53.4 million in advertising and promotion expenses. The increase in commissions paid to dealers was primarily due to an increase in the volume of sales through dealers, partially offset by a decrease in the amounts payable to dealers for every customer connected to our network. The increase in advertising and promotion expenses related to the separate marketing effort for the "Jeans" brand, which was launched in November 2002, increased overall marketing efforts and higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues remained relatively stable at 12.8% for the year ended December 31, 2003, as compared to 12.6% for the year ended December 31, 2002.

        MTS OJSC sales and marketing expenses for the year ended December 30, 2003 increased by 48.9% to $187.3 million from $125.8 million for the year ended December 31, 2002. Sales and marketing expenses as a percentage of segment revenues increased to 12.7% for the year ended December 31, 2003 from 12.0% for the year ended December 31, 2002. This increase in sales and marketing expenses as a percentage of segment revenues can be explained by our strategy of pursuing distinct and separate marketing of our MTS and "Jeans" brand identities. Moreover, MTS OJSC has traditionally incurred the costs of our national television advertising campaign, which has experienced significant inflation in the last year. We do not allocate a portion of these television advertising costs to the Telecom XXI and other regions segments even though sales in these regions benefit from this national advertising.

        UMC sales and marketing expenses for the year ended December 31, 2003 were $50.8 million, or 12.9% of segment revenues.

        Telecom XXI sales and marketing expenses for the year ended December 31, 2003 increased by 42.3% to $31.6 million from $22.2 million for the year ended December 31, 2002, as a result of the expansion of the operations into regions other than St. Petersburg and an increase in dealers' commission due to general growth of sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 15.0% for the year ended December 31, 2003 from 28.0% for the year ended December 31, 2002 mainly due to the start-up advertising campaign in 2002, the first year of commercial operations of Telecom XXI.

        Kuban-GSM sales and marketing expenses for the year ended December 31, 2003 increased by 94.9% to $15.2 million from $7.8 million for the year ended December 31, 2002. This increase was largely attributable to an increase in dealers' commissions by $6.5 million due to a growth in sales through dealers. Sales and marketing expenses as a percentage of segment revenues remained stable at 9.0% for the year ended December 31, 2003, as compared to 9.8% for the year ended December 31, 2002.

        Other regions sales and marketing expenses for the year ended December 31, 2003 increased by 119.2% to $43.4 million from $19.8 million for the year ended December 31, 2002, as a result of our acquisitions during 2002 and 2003 and the expansion of the existing regional operations. Sales and marketing expenses as a percentage of segment revenues slightly increased to 10.0% for the year ended December 31, 2003, from 9.3% for the year ended December 31, 2002.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2003 increased by 98.3% to $415.9 million from $209.7 million for the year ended December 31, 2002. Depreciation and amortization expenses as a percentage of net revenues increased to 16.3% for the year ended December 31, 2003 from 15.4% for the year ended December 31, 2002. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, especially with respect to Telecom XXI, and acquisitions of regional operations in Russia and the amortization of license costs, acquired customer base and tangible assets of UMC, which contributed $66.4 million to consolidated depreciation and amortization during 2003.

        MTS OJSC depreciation and amortization for the year ended December 31, 2003 increased by 38.8% to $199.9 million from $144.0 million for the year ended December 31, 2002 but remained relatively stable as a percentage of segment revenues at 13.6% for the year ended December 31, 2003, as compared to 13.8% for the year ended December 31, 2002.

        UMC depreciation and amortization for the year ended December 31, 2003 was $66.4 million, or 16.9% of segment revenues.

        Telecom XXI depreciation and amortization for the year ended December 31, 2003 increased by 112.7% to $36.8 million from $17.3 million for the year ended December 31, 2002 and decreased as a percentage of segment revenues to 17.5% from 21.8%. This decrease is explained by the fact that 2002 was the first year of Telecom XXI commercial operations and therefore revenues were lower in 2002 compared to 2003 although extensive capital investments into network build-up resulted in a high depreciation expense in both years.

        Kuban-GSM depreciation and amortization for the year ended December 31, 2003 increased by 52.4% to $32.3 million from $21.2 million for the year ended December 31, 2002 and decreased as a percentage of segment revenues to 19.2% from 26.8%. Absolute growth of depreciation and amortization expenses is mainly due to the continued build-out of our network in this region, while the decrease as a percentage of segment revenues was primarily the result of a large increase in revenue generated by the network.

        Other regions depreciation and amortization for the year ended December 31, 2003 increased by 203.3% to $82.2 million from $27.1 million for the year ended December 31, 2002 and increased as a percentage of segment revenues to 19.0% from 12.8%. The increase in the depreciation and amortization expense is associated with assets of acquired businesses and amortization of license costs recognized in the acquisitions of Kuban-GSM, Dontelecom, BM-Telecom, TAIF Telcom and other regional operators.

Operating Income

        Consolidated operating income for the year ended December 31, 2003 increased by 98.7% to $922.6 million, including $127.6 million of UMC's result after intercompany elimination for ten months ending December 31, 2003 from $464.4 million for the year ended December 31, 2002. Operating income as a percentage of net revenues was at 36.2% for the year ended December 31, 2003 and 34.1% for the year ended December 31, 2002.

        MTS OJSC operating income for the year ended December 31, 2003 increased by 44.3% to $527.8 million from $365.7 million for the year ended December 31, 2002 and remained relatively stable as a percentage of segment revenues at 35.9% for the year ended December 31, 2003, as compared to 35.0% for the year ended December 31, 2002.

        UMC operating income for the year ended December 31, 2003 was $131.7 million, or 33.4% of segment revenues.

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

        Kuban-GSM operating income for the year ended December 31, 2003 increased to $74.6 million, or 44.3% of segment revenues, from $27.7 million, or 35.0% of segment revenues, for the year ended December 31, 2002. Growth of operating income as a percentage of segment revenues is primarily due to a relative decrease in operating expenses realized through economies of scale and the growth in Kuban-GSM's subscriber base.

        Other regions operating income for the year ended December 31, 2003 increased by 69.8% to $123.6 million, or 28.6% of segment revenues, from $72.8 million, or 34.4% of segment revenues, for the year ended December 31, 2002. The growth in operating income of the other regions segment occurred due to overall organic and acquisitional growth of the regional business (growth of subscriber base and revenues), followed by respective growth of cost of services and operating expenses.

Currency exchange and translation gain

        Consolidated currency exchange and translation gain for the year ended December 31, 2003 was $0.7 million, compared to a $3.5 million loss for the year ended December 31, 2002. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our revenues" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Interest expense

        Consolidated interest expense for the year ended December 31, 2003 increased by 140.1% to $106.6 million from $44.4 million for the year ended December 31, 2002 primarily as the result of interest expense related to our $400.0 million notes issuance in January 2003, $300.0 million notes issuance in August 2003, and $400.0 million notes issuance in October 2003. In addition, debt assumed in our acquisitions of UMC, TAIF Telcom, Sibchallenge and TSS in 2003 amounted to $88.3 million.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2003 increased by 119.7% to $242.5 million from $110.4 million for the year ended December 31, 2002. The effective tax rate increased to 29.2% in 2003 from 25.8% in 2002 as a result of the UMC acquisition in 2003 (in Ukraine the tax rate was 30% in 2003) and a lower level of non-deductible expenses for the year ended December 31, 2003. In addition, the deferred income tax benefit increased by $24.0 million to $43.0 million for the year ended December 31, 2003 from $19.0 million for the year ended December 31, 2002 as a result of the increase in the amortization of licenses and other intangible assets of the regional operators acquired during 2002 and 2003.

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

Liquidity and Capital Resources

        In July 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes six times in an aggregate principal amount of $1.8 billion. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is payable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million, of which we have drawn $600.0 million as of December 31, 2004. As of December 31, 2004, we had indebtedness of approximately $1,937.1 million, of which $12.5 million was capital lease obligations. See Note 11 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2002, 2003 and 2004 were $574.3 million, $958.8 million and $1,358.9 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build out of our GSM network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build out of our network. We expect our capital expenditures in 2005 to be at least comparable with or higher than our capital expenditures in 2004. These investments are required to support the growth of our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses in late 2003. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, we spent $143.4 million, $667.2 million and $355.7 million in 2002, 2003 and 2004, respectively, to acquire businesses. We may continue to expand our business through acquisitions. Our cash requirement relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. In May 2004, we retired $300 million in principal amount of our Floating Rate Notes due August 2004 with the proceeds of a $200.0 million short-term bridge loan from Credit Suisse First Boston International and operating cash flows. This $200.0 million bridge loan was repaid from our operating cash flows and drawings on the syndicated loan facility described above. In December 2004, we repaid our 10.95% notes due 2004 in principal amount of $300.0 million from further drawings on the syndicated loan facility.

        Sistema, which controls over 50% of our outstanding shares and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come in part from dividends paid by its subsidiaries, including us. On June 30, 2003, our shareholders approved cash dividends totaling $111.4 million (including dividends on treasury shares of $0.4 million), which have been fully paid. On June 26, 2004, our shareholders approved cash dividends in the amount $219.9 million (including dividends on treasury shares of $1.1 million), which have also been fully paid. In May 2005, our Board of Directors recommended cash dividends in the amount of $409.48 million (including dividends on treasury shares of $1.5 million). Our shareholders will vote on this recommendation at the annual shareholders meeting on June 21, 2005. We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

        We expect that we will also need to incur certain expenditures and devote significant management resources over the next two years in relation to our system of internal controls to ensure our compliance with certain provisions of the Sarbanes Oxley Act of 2002 that will apply to us starting from the fiscal year starting January 1, 2006.

        In addition, we are in the process of implementing an enterprise resource planning system that will require additional expenditures and devotion of significant management resources.

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

        At December 31, 2004, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (Actual rate at December 31, 2004)	Amount (in thousands)
9.75% notes due 2008	USD	9.75%	$400,000
8.38% notes due 2010	USD	8.38%	400,000
Syndicated loan	USD	LIBOR + 2.50% (5.28%)	600,000
EBRD	USD	LIBOR + 3.10% (5.88%)	150,000
CSFB	USD	LIBOR + 2.20% (4.76%)	140,000
HSBC Bank plc & ING BHF-Bank	USD	LIBOR + 0.44% (3.21%)	77,003
Hermes Credit Facility	EUR	EURIBOR + 0.65% (2.86%)	63,851
ING Bank (Eurasia)	USD	LIBOR + 2.25%-4.15% (4.81%-6.71%)	46,667
HSBC	USD	LIBOR + 2.75% (5.24%)	17,500
Ericsson	USD	LIBOR + 4.00% (6.56%)	14,850
Nordea Bank Sweden	USD	LIBOR + 0.40% (3.18%)	6,499
West LB	EUR	EURIBOR + 2.00% (4.22%)	4,000
KFW	EUR	EURIBOR + 0.95% (3.16%)	1,478
Citibank	USD	LIBOR + 1.15% (3.71%)	868
Other ruble-denominated debt	RUR	4.30%-16.50%	1,924

Total debt			$1,924,640

Less current portion			370,845

Total long-term debt			$1,553,795

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2004:

Amount (in thousands)
Payments due in the year ended December 31,
2005	$370,845
2006	365,749
2007	227,195
2008	447,240
2009	40,100
Thereafter	473,511

$1,924,640

        In addition, we had capital lease obligations in the amount of $12.5 million and $16.8 million as of December 31, 2004 and December 31, 2003, respectively. The terms of our material debt obligations and capital lease obligations are described in Notes 11 and 12, respectively, to our audited consolidated financial statements.

        Our ability to incur further indebtedness is limited by the covenants in our outstanding notes, including a debt/cash flow incurrence test and restrictions on our ability to grant liens on our properties and to enter into sale and lease-back transactions." Our syndicated loan facility contains similar and other covenants, including debt/EBITDA and EBITDA/interest expense maintenance covenants. In addition, Sistema, which controls 50.6% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes (in the aggregate principal amount of $700 million), which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and our syndicated loan agreement contains, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Cash flows:
Net cash provided by operating activities	$412,772	$965,984	$1,711,589
Net cash used in investing activities	(697,921)	(1,910,087)	(1,543,201)
Net cash provided by financing activities	100,817	997,545	10,773

Net increase/(decrease) in cash	$(184,968)	$55,715	$183,774

Cash outlays for:
Capital expenditures(1)	$(574,272)	$(958,771)	$(1,358,944)
Acquisition of subsidiaries, net of cash acquired	$(143,396)	$(667,206)	$(355,744)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2004, net cash provided by operating activities was $1,711.6 million, an increase of 77.2% from the year ended December 31, 2003. This increase was primarily attributable to a growth in net revenues from subscribers, which was caused by an increase in our subscriber base.

        Net cash used in investing activities in the year ended December 31, 2004 was $1,543.2 million, a decrease of 19.2% from the year ended December 31, 2003. This decrease is the result of several factors, including a decrease in cash spent for the business acquisitions from $667.2 million in the year ended December 31, 2003 to $355.7 million in the year ended December 31, 2004 and net cash inflow resulting from disposals of short-term investments, i.e., matured bank deposits of $171.9 million during the year ended December 31, 2004. These factors were partially offset by an increase in cash spent on acquisition of property, plant and equipment and intangible assets from $958.8 million for the year ended December 31, 2003 to $1,358.9 million for 2004.

        Net cash provided by financing activities in the year ended December 31, 2004 was $10.8 million. In May 2004, we retired $300.0 million in principal amount of our Floating Rate Notes due 2004 from the proceeds of a $200.0 million short-term bridge loan and our operating cash flows. We paid dividends in the total amount of $232.7 million during the year ended December 31, 2004, which also included dividends paid to minority shareholders of certain of our subsidiaries. These outflows were offset by net proceeds from the new loans, reduced by repayments of $857.1 million.

        In 2003, net cash provided by operating activities was $966.0 million, an increase of 134.0% from the year ended December 31, 2002. The increase was primarily attributable to an increase in net revenues from subscribers, which was a result of an increase in our subscriber base.

        Net cash used in investing activities in 2003 was $1,910.1 million, of which $958.8 million related to the purchase of property, plant and equipment and intangible assets; $330.6 million were used to acquire the 100.0% stake in UMC; $107.0 million were used to acquire the 47.3% stake in Kuban-GSM in order to obtain 100% control over it; $62.9 million were used to acquire 52.7% of the common shares and 50% of the preferred shares of TAIF Telcom; $47.0 million were used to acquire the 100.0% stake in Sibchallenge; and $188.7 million were used for other acquisitions of stakes in regional operators and advances to our affiliates, primarily to MTS Belarus. See "Item 4. Information on Our Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects—Acquisitions" and "Item 4. Information on Our Company—A. History and Development—Expansion." We financed our acquisitions of UMC, Kuban-GSM, TAIF Telcom and other regional operators primarily from the proceeds of $400 million of 9.75% notes due 2008 (issued in January 2003), $300 million of Floating Rate Notes due 2004 (issued in August 2003) and $400 million of 8.375% notes due 2010 (issued in October 2003).

        Net cash provided by financing activities in 2003 was $997.5 million. Net proceeds from the notes offerings during 2003 were $1,087.4 million, which were used, in addition to the acquisitions listed above, for the purchase of network equipment and intangible assets and advances to affiliates. We paid dividends in the total amount of $110.9 million during 2003, which also included dividends paid to minority shareholders of certain of our subsidiaries.

        During the year ended December 31, 2002, net cash provided by operating activities was $412.8 million, an increase of 22.1% from the year ended December 31, 2001. The increase was primarily attributable to an increase in net income, adjusted for non-cash items, offset by a decrease in trade accounts payable, a decrease in income tax payable, and an increase in inventory. Net cash used in investing activities was $697.9 million, of which $574.3 million related to purchases of property, plant and equipment and intangible assets. Net cash provided by financing activities was $100.8 million, of which $50.8 million related to the proceeds from the 10.95% notes due 2004 (issued in March 2002) and $52.9 million was from loans.

  Liquidity

        As of December 31, 2004 and 2003, we had total cash and cash equivalents of $274.2 million ($93.1 million in rubles, $152.5 million in U.S. dollars, $10.2 million in Ukrainian hryvnias and $18.4 million in other currencies) and $90.4 million ($60.8 million in rubles, $21.0 million in U.S. dollars and $8.6 million in other currencies), respectively. In addition, as of December 31, 2004, we had short-term investments of $73.4 million mostly in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of December 31, 2004, we had unused availability under our credit facilities to draw another $167.1 million.

        For details of external financing refer to Note 11 to our audited consolidated financial statements. For subsequent events related to our external financing, refer to Note 23 to our audited consolidated financial statements.

        As of December 31, 2004, we had a working capital deficit of $189.0 million compared to a deficit of $457.5 million as of December 31, 2003. The decrease in working capital deficit was primarily attributable to the growth in the balance of total current assets as of December 31, 2004, compared to December 31, 2003 by $200.5 million. This growth was primarily attributable to an increase in the trade receivables balance by $62.5 million and an increase in the VAT receivables balance by $62.9 million. Repayment of our $300 million floating rate notes in May 2004 and repayment of the $300 million 10.95% notes in December 2004, included in current liabilities as of December 31, 2003, was offset by a $117.1 million increase in subscriber prepayments and a $267.5 million increase in the current portion of our debt. As a result, the change in the current liabilities balance as of December 31, 2004 compared to the balance as of December 31, 2003 was not significant. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital is sufficient for our present and future requirements.

        As of December 31, 2003, we had a working capital deficit of $457.5 million compared to a deficit of $65.9 million as of December 31, 2002. The increase in working capital deficit was primarily attributable to the inclusion of $300.0 million 10.95% notes due 2004 previously classified as long-term debt into current liabilities as of December 31, 2003 (these notes were repaid in December 2004), and the issuance of $300 million of Floating Rate Notes due 2004 (which were repaid in May 2004). Cash and cash equivalents increased by $55.7 million to $90.4 million at December 31, 2003. Short-term investments held at MBRD increased by $215.0 million at December 31, 2003. Accrued expenses and other current liabilities increased by $174.5 million to $387.8 million primarily due to first-time inclusion of respective balances of UMC as a result of its acquisition in 2003. We also experienced a $76.9 million increase in subscriber prepayments and deposits as a result of growth in the subscriber base.

        Because most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards.

Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2000	20.2%
2001	18.6%
2002	15.1%
2003	12.0%
2004	11.7%

        The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
2000	25.8%
2001	6.1%
2002	(0.6)%
2003	8.2%
2004	12.3%

        In most of the regions in which we operate, except for Ukraine (UMC) and Krasnodar region (Kuban-GSM), we denominate our tariffs in units linked to the U.S. dollar. While a majority of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia and Ukraine. When, however, the rate of inflation exceeds the rate of devaluation, this results in real appreciation of the local currency versus the U.S. dollar, as was the case with the ruble in 2003. Moreover, in 2003 and 2004, the ruble appreciated in nominal terms against the U.S. dollar, which combined with the rate of inflation in Russia, resulted in a real appreciation of the ruble against the U.S. dollar. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine combined with the nominal appreciation of the ruble against the U.S. dollar could significantly increase our costs and materially adversely affect its results of operations.

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
Rated on March 24, 2005.

        None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 of our audited consolidated financial statements.

  Revenue Recognition

        Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

        We categorize the revenue sources in the statements of operations as follows:

  •
  Service revenue and connection fees: (a) subscription fees, (b) usage fees, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing our network, (e) connection fees and (f) prepaid phone cards;

  •
  Sales of handsets and accessories.

        We defer initial connection fees paid by subscribers from the time of the initial signing of the contract with a subscriber over the estimated average subscriber life in our network. We periodically evaluate actual churn of our subscribers and adjust our estimates of average subscriber lives accordingly. For example, effective January 1, 2004, we have changed our estimates of average subscriber lives which increased our income for the year ended December 31, 2004 by $8.5 million. If we change our estimates of the average subscribers life in the future, the amounts of connection fees and amortization of the acquired customer base we recognize in income would change accordingly.

  Management estimates

        The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Examples of significant estimates include the provision for doubtful accounts and valuation allowance on deferred tax assets.

  License Costs

        We capitalize the cost of licenses acquired in business combinations and directly from the government. As the telecommunication industries in Russia, Ukraine and Uzbekistan do not have sufficient experience with renewal of licenses or extensions of license terms we amortize each license on a straight-line basis over the term of the license commencing from the date such license area becomes commercially operational. We review these licenses and their remaining useful life and, if necessary, revise the useful lives based on our actual utilization. The estimated useful lives of licenses may vary depending on market or regulatory conditions, and any revision to the estimated useful lives may result in a cost write off or an increase in amortization costs.

        Most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103.0 million, as of December 31, 2004. According to the terms of licenses, such contributions are to be made during the license period upon the decision and as defined by the Board of Directors of the Association of GSM-900 Operators. The Association is a nongovernmental, not-for-profit association, and their Board of Directors comprises representatives of the major cellular communications companies, including us. The Association has not adopted any procedures for collecting such payments, nor have such procedures been established by Russian legislation. To date, we have not made any payments pursuant to any of the current operating licenses issued to us and our consolidated subsidiaries. Further, our management believes that we will not be required to make any such payments in the future. In relation to these uncertainties, we have has not recorded a contingent liability in the accompanying audited consolidated financial statements.

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

        As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, we have corrected our accounting practices for leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

  Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Further, the potential impact, if any, that the new Law on Telecommunications that came into effect in Russia on January 1, 2004, may have on estimated useful lives of long-lived assets will be assessed where appropriate regulations consistent with the new law are promulgated.

  Translation Methodology

        We use the U.S. dollar as the functional currency for us and most of our subsidiaries because the majority of our and their revenues, costs, property, plant and equipment and intangible assets purchases and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan and Belarus maintains its records and prepares its financial statements in the local currency, either the Russian ruble, the Ukrainian hryvnia, the Uzbek som or the Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

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

Translation differences resulting from the use of these rates have been accounted for as foreign currency exchange gains and losses in our consolidated statements of operations.

        For UMC and Kuban-GSM, where the functional currency is the local currency, the Ukrainian hryvnia and the Russian ruble, respectively, all year-end balance sheet items have been translated into U.S. dollars at the period-end exchange rate. Revenues and expenses have been translated at the period-average exchange rate. In addition, a "new cost basis" for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. A cumulative translation adjustment, related to the translation of UMC and Kuban-GSM, in the amount of $23.0 million was reported as accumulated other comprehensive income in our audited consolidated balance sheet.

  Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 23 to our audited consolidated financial statements and "Item 8. Financial Information—B. Significant Changes" for information regarding a recent tax audit and related assessment by the tax authorities.

        We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is likely that these assets will not be realized.

New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN46"), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN. 46, the FASB announced a deferral for certain entities, and an amendment to FIN. 46 entitled FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN. 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which is based on the premise that holders of the equity of an entity control the entity by virtue of voting rights.

        FIN. 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term variable interest entity, or VIE, and is based on the premise that if a business enterprise absorbs a majority of the VIE's expected losses and/or receives a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. Under FIN 46, the assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary. We were required to apply the provisions of FIN. 46R in the first quarter 2004. As we did not have any VIEs during the year ended December 31, 2004, the adoption of this new method of accounting for VIEs did not affect our financial condition or results of operations as of December 31, 2004.

        In September 2004, the Emerging Issues Task Force (or EITF) issued a final consensus on EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination." In this issue, the EITF reached a consensus that a business combination between two parties having a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. EITF Issue No. 04-1 is effective for reporting periods beginning after October 13, 2004. We do not anticipate that the adoption of EITF Issue No. 04-1 will have a material impact on our financial position or results of operations.

        At the September 2004 meeting of the EITF, the SEC staff issued an announcement D-108 "Use of the residual method to value acquired assets other then goodwill" stating that companies must use the direct value method to determine the fair value of their intangible assets acquired in business combinations completed after September 29, 2004. The SEC staff also announced that companies that currently apply the residual value approach for valuing intangible assets with indefinite useful lives for purposes of impairment testing, must use the direct value method by no later than the beginning of their first fiscal year after December 15, 2004.

        As of December 31, 2004, we performed our annual impairment test to measure the fair value of our 900 and 1800 MHz licenses in our national footprint using the residual value approach. Under this new accounting guidance, we performed an impairment test to measure the fair value of our 900 and 1800 MHz licenses as of January 1, 2005 using the direct value method. Based on the assessment, no impairment charge as of December 31, 2004 is required.

        In December 2004, FASB issued SFAS No. 123R (revised 2004), "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The statement focuses primarily on accounting for translations in which we obtain employee services in share-based payment transactions. This statement requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This standard is scheduled to become effective in the first interim reporting period beginning after June 15, 2005. Assuming that the effective date is not delayed, we will apply this new standard to our interim reporting period beginning July 1, 2005. We have not yet determined the amount of impact on the consolidated statements of operations following adoption and subsequent to 2005 or the transition method we will use. We do not believe that results of the adoption of SFAS No. 123R will be significant to our consolidated financial position or results of operations.

        In March 2005, the SEC released Staff Accounting Bulletin 107, "Share-Based Payments," or SAB 107. The interpretations in SAB 107 express views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and provide the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R and the modification of employee share options prior to adoption of SFAS No. 123R.

        In March 2005, FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143." This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation 47 is effective for us beginning January 1, 2006. We are currently in the process of assessing effects of Interpretation 47 on our consolidated financial position and results of operations.

Trend Information

  Sales

        In 2004, our revenues increased by 52.7% from $2,546.2 million to $3,887.0 million. Our subscriber base increased to 34.2 million subscribers as of December 31, 2004 from 16.7 million as of December 31, 2003, or by 104.8%. Our revenues for the year ended December 31, 2003 grew by 87.0% to $2,546.2 million in comparison to $1,361.8 million for the year ended December 31, 2002. Our subscriber base increased from 6.6 million subscribers as of December 31, 2002 to 16.7 million as of December 31, 2003, or by 153.0%.

        Average monthly service revenue per subscriber in Russia fell from $23 in 2002 to $17 in 2003 due to the introduction of lower tariffs in the Moscow license area and generally lower tariffs in regions, as well as penetration to mass-market. This trend continued in the year ended December 31, 2004 as average monthly service revenue per subscriber in Russia decreased to $12 for the year ended December 31, 2004.

        In 2003 and 2004, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition and the tariff structure providing for lower price levels in the Russian regions outside of the Moscow license area, average monthly service revenue per subscriber in the Russian regions remains lower than in the Moscow license area (though costs are generally lower there, as well). See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations." We generally expect to see a continued decline in average monthly service revenue per subscriber due to the growth of the regional subscriber base outside Moscow and introduction of lower tariff plans or decrease in prices of the existing tariff plans in connection with our competitive marketing efforts.

        UMC experienced subscriber growth from 1.7 million subscribers at December 31, 2002 to 3.4 million subscribers at December 31, 2003 and 7.4 million at December 31, 2004, and we expect this trend to continue, assuming the Ukrainian economy continues to grow. The significant increase in subscriber growth is also the result of a change in the definition of a subscriber with respect to UMC's prepaid tariff subscribers, which starting in the fourth quarter of 2004 includes an individual or organization whose account shows chargeable activity within 183 days, rather than the previous 90-day period. Average monthly service revenue per subscriber decreased in 2004 to $13 from $15 in 2003 as a result of an extensive marketing campaign that promoted various new tariff offerings. We generally expect to see a continued decline in average monthly service revenue per subscriber in Ukraine due to increased competition

  Churn

        Churn, as we define it, includes internal churn within our subscriber base, i.e., it includes subscribers who disconnect from our network in order to enroll in another tariff plan offered by us. Internal churn increased following the launch in November 2002 of our "Jeans" tariff plan. See "—Subscriber Data" above. Our subscriber churn in Russia increased from 33.9% in 2002 to 47.3% in

2003. We believe that this trend reversed in the year ended December 31, 2004 as a result of decrease in internal churn and certain marketing initiatives we launched with the aim of increasing subscriber loyalty. Our subscriber churn for the year ended December 31, 2004 was 27.5%, as compared to 47.3% for 2003. Although our subscriber churn in Russia decreased for the year ended December 31, 2004, we believe that subscriber churn is highly dependent on competition and the number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. In order to decrease subscriber churn, in 2004, we launched a new marketing campaign that provides a 15% discount for services rendered to certain contract subscribers if they do not terminate their contracts within one year of activation. Other initiatives taken to limit the churn rate include preventive SMSs or call center calls to subscribers offering different packages and services.

Off-balance Sheet Arrangements

  Obligations under guarantee contracts

        As of December 31, 2004 and 2003, our off-balance sheet arrangements consisted of debt guarantees issued to related parties as follows:

	Guaranteed amount outstanding at December 31,
	2004	2003
	(in millions)
Invest-Svyaz Holding	$21.6	$21.6
MTS Belarus	25.0	14.5

Total	$46.6	$36.1

        We issued guarantees to various financial institutions on behalf of Invest-Svyaz Holding, our shareholder and a wholly-owned subsidiary of Sistema. Invest-Svyaz Holding's primary business is leasing various types of telecommunications and other assets to us. See Note 17 to our audited consolidated financial statements for additional information regarding these transactions. We classify these leases as capital leases in our audited consolidated financial statements and the present value of future lease payments is reflected as a liability in our consolidated balance sheet.

        We issued financial guarantees on behalf of MTS Belarus, our equity investee to assist it with its financing needs. See Note 19 to our audited consolidated financial statements. Under each of the guarantees outstanding as of December 31, 2004, we could be required to compensate financial institutions in the event of the borrower's default. We are currently not aware of any events, and do not anticipate that any event will occur, that would cause a default of the borrowers and, therefore, require us to fulfill our obligations to make payments under these guarantees. These guarantees are not reflected in our consolidated balance sheet due to the insignificance of their fair values.

  Obligations under derivative contracts

        In connection with our acquisition of 51% of the common shares and 50% of the preferred shares of TAIF Telecom in April 2003, we entered into call and put option agreements with shareholders of TAIF Telcom to acquire the remaining 49% of the common shares and 50% of the preferred shares of TAIF Telcom. The exercise periods for the call option on the common shares was 48 months from the acquisition date and for the put option on the common shares was 36 months following an 18-month period after the acquisition date. The call and put option agreements for the common shares stipulated a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise periods for the call option on the preferred shares was 48 months following a 24-month period after the acquisition date and for the put option on the preferred shares was a 24-month period from the acquisition date. The call and put option agreements for the preferred shares stipulated a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date. We exercised our call option to acquire the remaining shares in September 2004 and completed the acquisition in October 2004.

        In connection with our acquisition of 74% of the shares in Uzdunrobita in August 2004, we entered into call and put option agreements with the existing shareholders of the company to acquire the remaining 26% of the shares. See Note 3 to our audited consolidated financial statements. The exercise period for the option is 36 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. The fair value of the put option was approximately $0.9 million as of December 31, 2004.

        In December 2004, we entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank PLC to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. We agreed with ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. We agreed with HSBC Bank PLC to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007. These instruments qualify as cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2004, we recorded a liability of $0.6 million in relation to these contracts in the accompanying consolidated balance sheet and a loss of $0.5 million net of tax of $0.1 million as other comprehensive income in the accompanying consolidated statement of changes in shareholders' equity in relation to the change in fair value of these agreements.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future obligations (including capital lease interest) under these contracts due by the periods indicated as of December 31, 2004:

	2005	2006- 2007	2008- 2009	2010- thereafter	Total
Contractual Obligations:
Notes payable	$—	$—	$400,000	$400,000	$800,000
Bank loans	370,845	592,944	87,340	73,511	1,124,640
Interest payments	124,454	224,315	129,338	58,849	536,959
Capital leases	10,547	4,059	340	451	15,397
Operating leases and service agreements	45,889	32,053	18,028	35,475	131,445
Committed Investments:(1)
Purchases of property, plant and equipment	164,700	—	—	—	164,700

Total	$716,435	$853,371	$635,046	$568,286	$2,773,141

(1)
Under non-binding purchase commitments.

        In addition, as of December 31, 2004, we had guaranteed indebtedness of related parties not reflected in our financial statements, due to the insignificance of its fair value, under which we could be potentially liable for $46.6 million. See Note 21 to our audited consolidated financial statements.

        Since the commencement of our operations in 1994, a number of telecommunication licenses for the Russian Federation were issued to us and our now consolidated subsidiaries. These license agreements stipulate that certain fixed "contributions" be made to a fund for the development of telecommunication networks in the Russian Federation. Most of our current licenses provide for the payment of such fees, which in the aggregate could total approximately $103.0 million as of December 31, 2004, which are not reflected in our financial statements. See Note 21 to our audited consolidated financial statements for additional information.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Key Biographies

        Our directors and executive officers, and their dates of birth and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
Vladimir S. Lagutin	1947	Chairman
Vassily V. Sidorov	1971	Director, President and CEO
Alexei N. Buyanov(1)	1968	Director
Fridbert Gerlach	1957	Director
Alexander U. Goncharuk	1956	Director
Michael Guenther(1)	1944	Director
Helmut Reuschenbach(1)	1948	Director
Dr. Yury A. Gromakov	1946	Vice President—Technology
Nikolai V. Tsekhomsky	1974	Vice President—Finance and Chief Financial Officer
Tatiana V. Evtushenkova	1976	Vice President—Investments and Corporate Development
Igor U. Stolyarov	1969	Vice President—Sales and Customer Service
Rainer Hennike	1943	Vice President—International Affairs
Sergey G. Aslanyan	1973	Vice President and Chief Information Officer

(1)
Member of Audit Committee.

        Vladimir S. Lagutin has served as Chairman of our Board of Directors since October 2003. He has also served as the General Director of Sistema Telecom since July 2003, and served as the General Director of MGTS from 1995 to July 2003. In addition, Mr. Lagutin serves as the Chairman of the Boards of Directors of MGTS, Telmos and Comstar, and serves on the Boards of Directors of Sistema Telecom and OJSC CSC. All of these companies are subsidiaries of Sistema. Mr. Lagutin also serves on the Board of Directors of Sistema.

        Vassily V. Sidorov has served as our President since October 2003 and has served as a member of our Board of Directors since June 2004. From 2000 until August 2003, he served as First Vice President for Finance and Investments at Sistema Telecom, a subsidiary of Sistema. He also serves on the Board of Directors of Sistema Telecom, a subsidiary of Sistema, and our subsidiaries and affiliate ReCom, MSS, UMC, Uzdunrobita, SCS-900 and MTS Belarus.

        Alexei N. Buyanov has served as one of our Directors since June 2003. Mr. Buyanov has served as First Vice President of Sistema since September 2002. From 1998 to 2002, he served as our Vice President for Finance and Investments. He also serves on the board of directors of various other companies affiliated with Sistema.

        Fridbert Gerlach has served as one of our Directors since June 2004. He is a member of the supervisory board of Polska Telefonica Cyfrowa Sp.z.o.o (PTC), which is affiliated with T-Mobile, and Zeta GmbH. He is Executive Vice President Joint Venture Management of T-Mobile International AG

and CoKG. He has also served as a member of the board of directors of T-Mobile Czech Republic a.s., T-Sistems PragoNet a.s., Slovak Telecom a.s., Eurotel Bratislava a.s. and Matav Mgyar Tavkozlesi
Rt & T-Mobile Hungary, and as a member of the supervisory boards of Telecom Croatia LLC, and T-Mobile Austria GmbH, T-Mobile Hungary and Makedonski Telekomunikacii AD.

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

        Michael Guenther has served as one of our Directors since October 2000. Mr. Guenther is a member of the Board of Management of T-Mobile International AG. He is also a member of the board of directors or supervisory board of the following companies affiliated with T-Mobile: T-Mobile Deutschland GmbH, T-Mobile Worldwide Holding GmbH, Zeta GmbH, Matav, T-Mobile Croatia LLC, Polska Telefonica Cyfrowa Sp., T-Mobile Hungary Co. Ltd., Eurotel Bratislava a.s. and Hrvatske Telekomunikacije d.d.

        Helmut Reuschenbach has served as one of our Directors since November 2004. Mr. Reuschenbach has served as a Director at Lazard & Co. GmbH Frankfurt since 2001. Prior to that, he was at Deutsche Telekom AG where he served as Treasurer and Senior Executive Vice President for Finance for six years. Prior to 1994, he was the Chief Financial Officer and a member of the Board of Directors of Mercedes-Benz S.A. in Belgium and also served as Chief Executive Officer of Daimler-Benz Coordination Center S.A. and Daimler-Benz Financial Company S.A. From 1989 to 1993 Mr. Reuschenbach served as Vice President for Finance at Daimler-Benz AG in Stuttgart. Previously, he has served as Director of Finance at AEG Aktiengesellschaft in Frankfurt, Director of Finance and Administration at AEG Italiana S.p.A. in Milan and Corporate Finance Manager at AEG-TELEFUNKEN Aktiengesellschaft in Frankfurt.

        Dr. Yury A. Gromakov has served as our Vice President—Technology since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. He has been involved in mobile communications for over 30 years and holds a degree of Doctor of Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as Honorable Radio Operator of Russia. Dr. Gromakov is also a member of the International Academy of the Science of Information and Information Processes and Technologies.

        Nikolai V. Tsekhomsky has served as our Vice President—Finance and Chief Financial Officer since July 2003. From September 2002 through June 2003, he served as our Finance Director. Prior to joining us, Mr. Tsekhomsky served as Finance Director at Renaissance Capital from August 1999 to September 2002 and as Financial Controller at Brunswick UBS from August 1998 to August 1999. He also worked as a senior auditor at Ernst & Young in London and St. Petersburg from March 1995 to August 1998. Mr. Tsekhomsky serves as Chairman of the Board of Directors of our subsidiaries MTS-RK (Syktyvkar), Uraltel (Ekaterinburg), Primtelefon (Vladivostok), Astrakhan Mobile (Astrakhan), Volgograd Mobile (Volgograd) and as a member of the Board of Directors of our subsidiaries Mobile TeleSystems (Omsk), MTS P, SCS-900 (Novosibirsk), UMC and our affiliate MTS Belarus. He also serves on the board of directors of the Moscow Bank for Reconstruction and Development, a subsidiary of Sistema.

        Tatiana V. Evtushenkova has served as our Vice President—Investments and Corporate Development since October 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom, she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and President of Sistema.

        Igor U. Stolyarov has served as our Vice President—Sales and Customer Service since May 2004. Prior to joining us, Mr. Stolyarov worked at Gillette International as Regional Director in charge of the CIS and Baltic States from July 2000 to May 2004. From 1995 to 1997, he worked for Duracell Russia, and from 1993 to 1995, he worked for Coca-Cola Moscow.

        Rainer Hennike has served as our Vice President—International Affairs since September 2003. Prior to joining us, Mr. Hennike worked at DeTeMobil Deutsche Telekom MobilNet GmbH, a subsidiary of Deutsche Telekom AG, as a Managing Director and Head of the representative office in the Russian Federation from 1995 to 2003. He has also worked at Deutsche Post, DETECOM and other subsidiaries of Deutsche Telecom AG. Mr. Hennike served as Chairman of our Board of Directors during 2001 to 2002 and as Vice Chairman during 2000 to 2001 and 2002 to 2003. He currently serves on the Board of Directors of Uzdunrobita, MTS Belarus and UMC.

        Sergey G. Aslanyan has served as our Vice President and Chief Information Officer since December 2003. Prior to joining us, Mr. Aslanyan worked at TNK-BP Management as the Deputy Director of Information Technology. He worked at PricewaterhouseCoopers from 1997 to 2001.

        The terms of all of our directors expire on the date of our next annual shareholders meeting, which will take place on June 21, 2005.

        The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B. Compensation of Directors and Senior Management

Executive Compensation

        Our officers and directors were paid during 2004 an aggregate amount of approximately $12.8 million for services in all capacities provided to us; this amount was comprised of $5.0 million in base salary and a $7.8 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

  Management Stock Bonus and Stock Option Plans

        On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 shares of our common stock and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 shares of our common stock. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. Following the merger of Rosico into us in June 2003, these shares were transferred to our wholly-owned subsidiary, MTS LLC.

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

        Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 shares of our common stock or, in lieu of shares, receive a cash award equal to the difference between the price per share fixed in the option agreement and the market price per share of our common stock on the date of exercise.

        On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 shares of our common stock to our board members and 808,529 shares of our common stock to our key employees. These options provided that, on July 15, 2003, board members and key employees could purchase shares of our common stock at $1.31 per share, which represented the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member terminated if the board member was terminated as a board member prior to our 2002 annual shareholders meeting. The stock option agreement for a key employee terminated if the employee left us before July 15, 2003.

        In July 2003, board members and key employees purchased a total of 37,557 shares pursuant to the August 2001 option agreements. Fifty-seven of the option holders elected cash awards in lieu of shares, and cash awards were granted in respect of 1,746,310 shares in the amount of $1.633 per share (the difference between $1.31, the price per share fixed in each agreement, and $2.943, the market price per share on July 15, 2003). In addition, options relating to 45,344 shares were cancelled pursuant to the termination provisions described above.

        On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,640 shares of our common stock to our board members and 1,107,041 shares of our common stock to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 21 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2003 annual shareholders meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2004.

        In July-August 2004, board members and key employees purchased a total of 2,726,966 shares pursuant to the October 2002 option agreements. In addition, options relating to 119,715 shares were cancelled pursuant to the termination provisions described above.

        In July 2003, pursuant to option agreements, we granted options in respect of 1,434,400 shares of our common stock to our board members and 518,232 shares of our common stock to our key employees. These options have an exercise price of $2.43 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 24 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2004 annual shareholders meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2005. We expect to recognize a compensation expense of approximately $1.0 million based on the intrinsic value of these options over the 24-month period.

        In August 2004, pursuant to option agreements, we granted options in respect of 745,436 shares of our common stock to our board members and 919,820 shares of our common stock to our key employees. These options have an exercise price of $5.95 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2005 annual shareholders meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2006. We expect to recognize a compensation expense of approximately $1.8 million based on the intrinsic value of these options over the 23-month period.

        We account for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123." Under the requirements of these statements, we elected to use the intrinsic value of the options on the measurement date as a method for accounting for compensation to employees and non-employee directors. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a binomial option-pricing model.

        In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

C. Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders meeting using a cumulative voting system. Directors are elected for one year terms and may be re-elected an unlimited number of times. The Board currently consists of seven members, although it may be increased to nine members by shareholder resolution. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once per quarter, though it may meet more often at its election. The members of our Board do not serve pursuant to a contract.

        In 2004, the Board of Directors approved the establishment of, and guidelines for, three new Board committees: restructuring committee, budgeting committee and quality committee. The restructuring committee was established to oversee and address matters related to the development and implementation of a new organizational structure for our business. The budgeting committee was established to prepare recommendations to the Board of Directors on issues relating to the preparation, approval and supervision of our budgets, long-term business plans and investment plans. The quality committee was organized to manage issues relating to the quality of our cellular network's operation. The Board of Directors also approved a Code of Ethics applicable to our senior officers.

  Audit Committee

        Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Alexei Buyanov, Helmut Reuschenbach and Michael Guenther. Mr. Reuschenbach, an independent member of the Board of Directors, serves as Chairman of the Audit Committee. The other two members not independent under SEC Rule 10A-3, as that rule and its requirements do not apply to foreign private issuers, including us, until July 31, 2005. The Audit Committee is primarily responsible for the integrity of our financial statements, our compliance with legal and regulatory requirements, assuring the qualifications and independence of our independent auditors and overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

President

        The shareholders meeting, at the recommendation of the Board of Directors, appoints our President for a term of three years. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors. The President reports to the shareholders meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors. Vassily Sidorov was appointed President on October 25, 2003 for a term of three years.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Review Commission. As of December 31, 2004, our Review Commission had three members:

  •
  Natalia G. Tomilina holds the position of Deputy Director of the Finance Department at Sistema Telecom.

  •
  Vassily V. Platoshin holds the position of Chief Accountant at Sistema.

  •
  Bernd Willmann holds the position of Head of Audit Competence Center Joint Ventures of T-Mobile International AG.

        The members of our Review Commission do not serve pursuant to a contract, and their terms expire at the next annual shareholders meeting, which will take place on June 21, 2005.

Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.company.mtsgsm.com/profile/ethics/).

D. Employees

        At December 31, 2004, we had 23,385 employees. Over 20% of these employees, or 4,603, worked in Moscow (including employees of our corporate headquarters). Of our 20,818 employees in Russia, we estimate that 224 were executives (including the President and other officers); 3,383 were technical and maintenance employees; 10,590 were sales, marketing and customer service staff; and 6,321 were administration and finance staff.

        As of December 31, 2004, 1,754 of our employees worked in Ukraine. Of these employees, we estimate that 7 were executives; 540 were technical and maintenance employees; 939 were sales, marketing and customer service staff; and 268 were administration and finance staff.

        As of December 31, 2004, 813 of our employees worked in Uzbekistan. Of these employees, we estimate that 17 were executives; 300 were technical and maintenance employees; 224 were sales, marketing and customer service staff; and 272 were administration and finance staff.

        The substantial growth in the number of our employees is attributable primarily to the continued expansion of our network in Russia and the CIS and our increased focus on customer care. In addition, in 2004 we added a new intermediate management level for "macro-regions" to our management structure. Our 10 macro-region offices are responsible for implementing the strategy developed by our corporate headquarters in all regions falling within their specific macro-region. The following chart sets forth the number of our employees at December 31, 2002, 2003 and 2004:

	At December 31,
	2002	2003	2004
Moscow license area (including employees of corporate headquarters)	3,388	4,067	4,603
Other regions in Russia	7,654	14,367	16,215
Ukraine	—	1,121	1,754
Uzbekistan	—	—	813

Total	11,042	19,555	23,385

        Our future success will depend, in significant part, on the continued service of our key technical, sales and senior management personnel. To date, we have experienced a low level of departures, voluntary or otherwise. Our employees are not unionized, we have not experienced any work stoppages and we consider our relations with employees to be strong.

E. Share Ownership

        We believe that the aggregate beneficial interest of our directors, senior management and employees as of December 31, 2004 was less than 1% of our outstanding common stock.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

        The following table sets forth, as of May 31, 2005, information regarding the beneficial ownership of our outstanding common stock by each person known by us to own beneficially any of our common stock and our directors and executive officers as a group. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 31, 2005
Name
	Number	Percentage
Sistema(1)(2)	619,860,752	31.2%
Sistema Holding Limited(2)	193,473,900	9.8%
Invest-Svyaz (3)	160,247,802	8.1%
VAST(4)	60,219,432	3.0%
T-Mobile Worldwide Holding GmbH	200,525,554	10.1%
ING Bank (Eurasia) ZAO(5)	741,481,679	37.3%
Other Public Float (including our directors and executive officers)(6)	10,314,911	0.5%

Total(7)	1,986,124,030	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Evtushenkov is also President and member of the board of directors of Sistema.

(2)
In connection with its April 2003 Eurobond offering, Sistema pledged 193,473,900 shares of our common stock held by Sistema Holding Limited to Deutsche Trustee Company Limited.

(3)
Invest-Svyaz is a Russian closed joint stock company wholly-owned by Sistema. In 2005, Invest-Svyaz Holding was reorganized into two separate entities: Invest-Svyaz, which serves as a holding company of our shares and is one of our major shareholders and Invest-Svyaz Holding, a company also wholly-owned by Sistema, whose primary business is leasing various types of telecommunications and other assets to us.

(4)
VAST is a limited partnership formed under the laws of Russia. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian company engaged in telecommunications, owns the remaining 49% interest in VAST. An extract from our shareholders register dated May 31, 2005 contains an entry prohibiting any transfer of these shares.

(5)
ING Bank (Eurasia) is the local custodian for our sponsored ADR program and the unsponsored GDR programs.

(6)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(7)
Our wholly-owned subsidiary, Mobile TeleSystems LLC, owns 7,202,108, or 0.4%, of our shares in connection with our Management Stock Bonus and Stock Option Plans.

        In April 2003, Sistema acquired directly and indirectly from T-Mobile 199,322,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. This included 120,811,184 shares of common stock acquired directly from T-Mobile and the acquisition of all the shares in Invest-Svyaz Holding previously held by T-Mobile, representing a beneficial interest in a further 78,521,430 shares of common stock.

        In April 2003 and December 2004, T-Mobile sold an additional 5.0% and 15.1% of our common stock, respectively, in the form of GDRs through an unsponsored GDR program.

        As of May 31, 2005, the total number of ADSs outstanding was 139,009,881 representing underlying ownership of 695,049,405 shares, or approximately 35.0% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B. Related Party Transactions

Transactions with Sistema and its Affiliates

  Rosno OJSC

        We arranged medical insurance for our employees and insured our property with Rosno OJSC, a subsidiary of Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2004, 2003 and 2002 amounted to $7.6 million, $16.9 and $4.9 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC were entered into on market terms.

  Maxima Advertising Agency

        We have contracts for advertising services with Maxima Advertising Agency, a subsidiary of Sistema. Advertising fees paid to Maxima for the years ended December 31, 2004, 2003 and 2002 amounted to $48.9 million, $23.7 million and $12.1 million, respectively. Management believes that these agreements were entered into on market terms.

  Moscow City Telephone Network (MGTS)

        We have line rental arrangements with MGTS, a subsidiary of Sistema. We also rent a cable plant from MGTS for the installation of fiber-optic cable, as well as buildings for administrative offices, sales and marketing offices and premises for switching and base station equipment. Rental expenses for the years ended December 31, 2004, 2003 and 2002 were $5.9 million, $4.5 million and $3.4 million, respectively. Management believes that all of these transactions were entered into on market terms.

  Moscow Bank for Reconstruction and Development (MBRD)

        We maintain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of December 31, 2004, our cash balance on current accounts at MBRD amounted to $72 million. As of December 31, 2003, our cash position at MBRD amounted to $279.7 million, including $265.2 million in time deposits and $14.5 million in current accounts.

        During 2002, 2003 and 2004, the related interest accrued and collected on the deposits amounted to approximately $5.1 million, $9.9 million and $6.8 million, respectively, which is reflected in our financial statements as a component of interest income.

        In August 2004, one of our subsidiaries entered into a ruble-denominated credit facility with MBRD for approximately $1.5 million with an interest rate of 15% per annum. The loan was fully repaid before the end of 2004. The amount of interest paid for this borrowing was not significant.

        In 2003, one of our subsidiaries entered into a ruble-denominated loan agreement with MBRD. The amounts borrowed under this loan bore interest at a rate of 18.5%. During 2003 and 2004, this subsidiary paid interest of $0.1 million and $0.1 million, respectively. As of December 31, 2003, the total amount payable under this loan agreement was $1.2 million. The loan was fully repaid in June 2004.

        During 2003, we signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. During 2003, interest expense on these loans was approximately $0.3 million.

        In January 2003, we paid MBRD $20,000 for acting as our financial advisor in connection with our January 2003 offering of 9.75% notes due 2008.

  MTU-Inform

        We have interconnection and line rental arrangements with MTU-Inform, a subsidiary of Sistema. Interconnection and line rental expenses for the years ended December 31, 2004, 2003 and 2002 were $25.7 million, $23.3 million and $24.3 million, respectively. In 2003 and 2002, we also purchased telephone numbering capacity from MTU-Inform for $2.0 million and $2.6 million, respectively. Management believes that these purchases were, and all other arrangements have been entered into, on market terms.

  Telmos

        We have interconnection and line rental arrangements with, and receive domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental expenses for the years ended December 31, 2004, 2003 and 2002 were $1.6 million, $1.6 million and $1.8 million, respectively. Management believes that these arrangements were entered into on market terms.

  Comstar

        We have interconnection and line rental arrangements with Comstar, a subsidiary of Sistema. Amounts expensed under these arrangements for the years ended December 31, 2004, 2003 and 2002 were $3.1 million, $3.6 million and $3.5 million, respectively. We also purchased telephone numbering capacity from Comstar for $4.2 million in 2004. Management believes that these arrangements were entered into on market terms.

  Invest-Svyaz Holding

        We lease network equipment and a billing system from Invest-Svyaz Holding, a wholly-owned subsidiary of Sistema and one of our shareholders. These leases are classified as capital leases. The interest rate implicit in these leases varies from 14% to 44%, which management believes are market terms. The following table summarizes the future minimum lease payments under capital leases to

Invest-Svyaz Holding together with the present value of the net minimum lease payments as of December 31, 2004:

Payments due in the year ended December 31,	Amount
(in thousands)
2005	$8,174
2006	3,058
2007	653

Total minimum lease payments (undiscounted)	11,885
Less amount representing interest	(2,436)

Present value of net minimum lease payments	9,449
Less current portion of lease obligations	(6,103)

Non-current portion of lease obligations	$3,346

        Principal and interest paid to Invest-Svyaz Holding for the years ended December 31, 2004, 2003 and 2002 were $6.4 million and $4.1 million, $5.4 million and $3.3 million and $2.9 million and $1.4 million, respectively. Management believes that these agreements were entered into on market terms.

        We have also guaranteed debt of Invest-Svyaz Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz Holding primarily to finance its leases to us.

  STROM telecom

        During 2004 and 2003, we entered into agreements with STROM telecom, a subsidiary of Sistema, for a total amount of up to $116.5 million and $32.3 million, respectively. Pursuant to these contracts, we purchased billing systems and communication software support systems for approximately $9.1 million and $23.7 million during the years ended December 31, 2004 and 2003, respectively. Advances paid under these agreements and outstanding as of December 31, 2004 and 2003 amounted to $51.0 million and $1.1 million, respectively. Management believes that these agreements were entered into on market terms.

  MTT

        In 2004, we had an interconnection and line rental agreements with MTT, a subsidiary of Sistema. Amounts expensed under these agreements for the year ended December 31, 2004 amounted to approximately $16.1 million. Management believes that these agreements were entered into on market terms.

  Kvazar-Micro Corporation (Kvazar)

        In 2004, we signed agreements for software implementation services with Kvazar, a subsidiary of Sistema. Related fees for the year ended December 31, 2004 amounted to approximately $9.7 million. Management believes that these agreements were entered into on market terms.

Transactions with T-Mobile and its Affiliates

  T-Mobile

        We have non-exclusive roaming agreements with T-Mobile, one of our shareholders. Roaming expenses under these agreements for the years ended December 31, 2004, 2003 and 2002 were $6.1 million, $1.7 million and $1.1 million, respectively. Management believes that these agreements were entered into on market terms.

  UMC Acquisition

        In March to July 2003, we purchased 100% of UMC, including a 16.3% stake from Deutsche Telekom AG for $55.0 million. Of this amount, $27.5 million was payable to Cetel B.V., a wholly-owned subsidiary of Deutsche Telecom AG, within one year, which was paid in March 2004. The amount payable accrued interest at 9% per annum. The remaining amount was paid in cash at the closing of the transaction.

        In addition, as part of the transaction, we guaranteed a shareholder loan from Deutsche Telekom AG to UMC in the amount of $21.3 million. The amount payable accrued interest at LIBOR plus 5-7%. At December 31, 2003, the unpaid balance was $8.0 million and during the year, we paid $2.1 million in interest. This debt was repaid in April 2004.

        See also Note 17 to our audited consolidated financial statements for related party accounts receivable and payable balances as of December 31, 2004 and 2003.

C. Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A. Consolidated Statements and Other Financial Information

8.A.1-6. See Item 18.

8.A.7. Litigation

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits and on August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor's claim. On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. For a description of this lawsuit, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, prospects and results of operations would be materially adversely affected."

        See also "—B. Significant Changes—Tax Audit" below for a description of a tax assessment that we are currently in the process of challenging in the Moscow Arbitration Court.

8.A.8. Dividend Distribution Policy

        On June 30, 2003, our shareholders approved cash dividends totaling $111.4 million (including dividends on treasury shares of $0.4 million), which have been fully paid. On June 26, 2004, our shareholders approved cash dividends in the amount $219.9 million (including dividends on treasury shares of $1.1 million), which have also been fully paid. In May 2005, our Board of Directors recommended cash dividends in the amount of $409.48 million (including dividends on treasury shares of $1.5 million). Our shareholders will vote on this recommendation at the annual shareholders meeting on June 21, 2005. We expect that our shareholders will continue to approve annual cash dividends, although we do not have a formal dividend policy.

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

B. Significant Changes

  Eurobond

        On January 27, 2005, MTS Finance issued $400.0 million 8.00% unsecured notes at 99.736%. These notes are fully and unconditionally guaranteed by us and mature on January 28, 2012. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 28 and July 28, commencing on July 28, 2005. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $398.9 million.

  ADS Ratio Change

        Effective January 3, 2005, the our ADS per ordinary shares ratio changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 shares of common stock.

  Acquisition of Subsidiary

        In February 2005, we signed an agreement to acquire a 74.9% stake in Sweet-Com LLC, a holder of 3.5GHz radio frequency allocation for the Moscow region, for cash consideration of $2.0 million. Sweet-Com provides wide-range radio access services for the "last mile" based on Radio-Ethernet technology. The purchase price allocation for this acquisition has not yet been finalized.

  Tax Audit

        In March 2005, the Russian tax authorities audited our compliance with tax legislation for the year ended December 31, 2002. Based on the results of this audit, the Russian tax authorities assessed that 372,152 thousand rubles (approximately $13.4 million as at December 31, 2004) of additional taxes, penalties and fines were payable by us. We have filed a petition with the Moscow Arbitration Court seeking the partial invalidation of the tax assessment. The amount of disputed taxes and fines equals 281,504 thousand rubles (approximately $10.1 million).

  CSFB Loan

        In April 2005, a loan due to Credit Swiss First Boston in the amount of $140.0 million was fully repaid.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004; the high and low market prices per ADS for each full financial quarter during the fiscal years ended December 31, 2003 and 2004; and the high and low market prices per ADS for each of the most recent six months. The table also sets forth the high and low market prices per share of common stock for the first full financial quarter and each of the most recent six months.

	Common Stock High	Common Stock Low	ADS High	ADS Low
May 2005	196.5 RUR	178.1 RUR	$35.50	$30.47
April 2005	209.4 RUR	182.0 RUR	$38.00	$32.36
March 2005	216.0 RUR	188.5 RUR	$40.09	$33.54
February 2005	222.0 RUR	199.0 RUR	$40.20	$34.93
January 2005(1)	205.0 RUR	182.0 RUR	$37.00	$32.02
December 2004	197.8 RUR	162.0 RUR	$142.00	$117.35
First Quarter 2005	222.0 RUR	182.0 RUR	$40.20	$32.02
Fourth Quarter 2004			$155.90	$117.35
Third Quarter 2004			$149.75	$108.20
Second Quarter 2004			$141.15	$98.40
First Quarter 2004			$131.70	$83.00
Fourth Quarter 2003			$87.50	$72.20
Third Quarter 2003			$76.49	$50.56
Second Quarter 2003			$61.10	$41.18
First Quarter 2003			$44.95	$35.40
2004			$155.90	$83.00
2003			$87.50	$35.40
2002			$41.50	$23.75
2001			$38.75	$22.41
2000			$32.00	$21.25

(1)
Effective January 3, 2005, the ADS ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

C. Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. American Depositary Shares, each representing five of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since June 30, 2000. Our ADSs and GDRs are also traded on the London Stock Exchange under the symbols "MOBD" and "MBT" respectively, and on the Frankfurt Stock Exchange under the symbol "MKY." Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange.

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock, and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,096,975,792 authorized common shares, each with a nominal value of 0.1 rubles, of which 1,993,326,138 are fully paid, issued and outstanding. Under Russian legislation charter capital refers to the aggregate nominal value of the issued and outstanding shares. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares.

Rights Attaching to Shares

        Holders of our common stock have the right to vote at all shareholders meetings. As required by the Federal Law on Joint Stock Companies and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders meetings and vote on all matters within shareholder competence;

  •
  transfer voting rights to other Company's shareholders or a representative on the basis of a power of attorney;

  •
  elect and dismiss members of the board of directors and audit commission;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 105 days after the end of our fiscal year, make proposals for the annual shareholders' meeting and nominate candidates to the board of directors, the counting commission, the audit commission and for company president;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary shareholders meeting or an unscheduled audit by the audit commission or an independent auditor;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter that restricts the holder's rights;

  •
  upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

  •
  have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents; and

  •
  exercise other rights of a shareholder given by our charter, Russian legislation and decisions of shareholders meeting approved in accordance with its competence.

Preemptive Rights

        The Federal Law on Joint Stock Companies and our charter provide shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or convertible securities being placed in proportion to their existing holding of such securities. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

        The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the quarterly and annual dividends that we distribute to our shareholders. According to our charter, we may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders meeting by a majority vote of the board of directors and approved by the shareholders meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders meeting; and a decision on annual dividends must be taken at the annual general shareholders meeting. The dividend approved at the shareholders meeting may not be more than the amount recommended by the board of directors. Dividends to be paid based on the shareholders decision shall be paid within one year from the date on which the decision to make the payment has been adopted, unless the shareholders decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders meeting approving the dividends. See "General Shareholders Meetings—Notice and Participation." Dividends are not paid on treasury shares.

        The Federal Law on Joint Stock Companies allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company;

  •
  the company has repurchased all shares from shareholders having the right to demand repurchase; and

  •
  the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Distributions to Shareholders on Liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Federal Law on Joint Stock Companies and our charter allows us to be liquidated:

  •
  by a three-quarters majority vote of a shareholders meeting; or

  •
  by a court order.

        Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by shareholders meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

        The Civil Code of the Russian Federation, or Civil Code, gives creditors the following order of priority during liquidation:

  •
  individuals owed compensation for injuries or deaths;

  •
  employees;

  •
  creditors with obligations secured by a pledge;

  •
  federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

  •
  other creditors in accordance with Russian legislation.

        The remaining assets of a company are distributed among shareholders in the following order of priority:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred stock and the liquidation value of the preferred stock determined by the company's charter, if any; and

  •
  payments to holders of common and preferred stock.

Liability of Shareholders

        The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an "effective parent." The person or entity whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the fault of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency of this effective subsiaidry. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

  Share Capital Increase

        We may increase our charter capital by

  •
  issuing new shares; or

  •
  increasing the nominal value of previously issued shares.

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote by our shareholders. Otherwise, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our board of directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires that newly issued shares be sold at market value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for the new shares, based on the appraisal report of an independent appraiser.

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

  Share Capital Decrease; Share Buy-Backs

        The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or the publication, repayment of all amounts due to them, as well as compensation for damages.

        The Federal Law on Joint Stock Companies and our charter allow our shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital.

        A shares repurchase pursuant to a decision of our shareholders meeting to decrease the overall number of shares are cancelled at their redemption.

        The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

  •
  our charter capital is paid in full;

  •
  we are not and would not become, as a result of the repurchase, insolvent;

  •
  the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

  •
  we have repurchased all shares from shareholders having a right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

        Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of our charter in a manner which results in restrictions of the holder's rights.

        We may spend up to 10% of our net assets calculated under Russian accounting standards on the date of the adoption of the decision which gives rise to a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis. Repurchase of the shares is at a price agreed on by the board of directors, but shall not be less than the market price determined by an independent appraiser.

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Since May 10, 2000, Registrar NIKoil OJSC has maintained our register of shareholders.

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the share register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to that which is required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed and may be disputed.

Reserve Fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 15% requirement.

Disclosure of Information

        Russian securities regulations require us to make the following public disclosures and filings on a periodic basis:

  •
  filing quarterly reports with the FSFM containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

  •
  filing with the FSFM and publishing in the FSFM's periodical print publication, as well as in other media, any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

  •
  disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

  •
  disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;

  •
  filing with the FSFM on a quarterly basis a list of our affiliated companies and individuals; and

  •
  other information as required by applicable Russian securities legislation.

General Shareholders Meetings

  Procedure

        The powers of a shareholders meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders meeting may not decide issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the exclusive power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and removal of members of the board of directors;

  •
  determination of the amount of compensation for members of the board of directors;

  •
  appointment and removal of the company's president;

  •
  determination of the number, nominal value, class/type of authorized shares and the rights granted by such shares;

  •
  changes in our charter capital;

  •
  appointment and removal of our external auditor and of the members of our internal audit commission and the counting commission;

  •
  approval of certain interested party transactions and major transactions;

  •
  decision on our participation in holding companies, commercial or industrial groups, or other associations of commercial entities;

  •
  approval of certain internal documents and corporate records;

  •
  distribution of profits and losses, including approval of dividends; and

  •
  redemption by the company of issued shares.

        Voting at a shareholders meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

  •
  determination of the number, nominal value, and type of authorized shares and the rights granted by such shares;

  •
  repurchase by the company of its issued shares;

  •
  any issuance of shares or securities convertible into shares of common stock by closed subscription; or

  •
  issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued shares of common stock.

        The quorum requirement for our shareholders meetings is met if holders of shares (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders meeting with the same agenda may (and, in case of an annual shareholders meeting must) be scheduled and the quorum requirement is satisfied if holders of shares (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  determination of the number and election of the members of the board of directors;

  •
  election of the president of the company and the counting commission, if their terms are expiring;

  •
  approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

  •
  approval of distribution of profits, including approval of dividends;

  •
  approval of an independent auditor; and

  •
  appointment of the members of an internal audit commission.

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders meeting and may nominate candidates for the board of directors, counting commission, audit commission and company president. Any agenda proposals or nominations must be provided to the company no later than 105 calendar days after the preceding financial year end.

        Extraordinary shareholders meetings may be called by the board of directors on its own initiative, or at the request of the audit commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision by the board of directors to call or reject the call for an extraordinary shareholders meeting shall be sent to the party that requested the meeting within three days after such a decision was made.

        A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of collecting shareholders' opinions on issues of the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders meeting by absentee ballot:

  •
  election of directors;

  •
  election of the internal audit commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends and losses, if any.

  Notice and Participation

        All shareholders entitled to participate in a general shareholders meeting must be notified of a meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders meeting.

        If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client.

        The list of shareholders entitled to participate in a general shareholders meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders meeting to elect the board of directors, not later than 65 days before the date of the meeting).

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by submitting a written ballot reflecting the shareholders voting on the agenda items; or

  •
  by delegating the right to submit such written ballot to an authorized representative.

Board of Directors

        Our charter provides that our entire board of directors is up for election at each annual general shareholders meeting. Our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons on our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders meeting.

        The Federal Law on Joint Stock Companies requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting stock, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting stock. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or a decision of the shareholders meeting. Our charter provides that our board of directors consists of seven members, which number may be increased to nine pursuant to a decision of the general meeting of shareholders.

        The Federal Law on Joint Stock Companies prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders meeting. Our board of directors has the power to perform the general management of the company, and to decide, among others, the following issues:

  •
  determination of our business priorities;

  •
  convening annual and extraordinary shareholders meetings, except in certain circumstances specified in the Federal Law on Joint Stock Companies;

  •
  approval of the agenda for the shareholders meeting and determination of the record date for shareholders entitled to participate in a shareholders meeting;

  •
  placement of our bonds and other securities in cases specified in the Federal Law on Joint Stock Companies;

  •
  determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Federal Law on Joint Stock Companies;

  •
  repurchase of our shares, bonds, and other securities in certain cases provided for by the Federal Law on Joint Stock Companies;

  •
  recommendations on the amount of the dividend and the payment procedure thereof;

  •
  recommendations on the amount of remuneration and compensation to be paid to the members of our internal audit commission and on the fees payable for the services of an independent auditor;

  •
  the use of our reserve fund and other funds;

  •
  approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or the president;

  •
  the creation and liquidation of branches and representative offices;

  •
  approval of major and interested party transactions in certain cases provided for by the Federal Law on Joint Stock Companies;

  •
  increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstances specified in our charter;

  •
  approval of our share registrar and the terms of the agreement with it; and

  •
  other issues, as provided for by the Federal Law on Joint Stock Companies and our charter.

        Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A board meeting is considered duly assembled and legally competent to act when at least six directors are present.

        The special Regulation "About the Board of Directors of OJSC Mobile TeleSystems" was approved by the general shareholders meeting on November 11, 2004. In accordance with clause 1.8 of the Regulation, the members of the board of directors have the right to:

  •
  receive information regarding our operations;

  •
  propose issues to be discussed by the board of directors;

  •
  review the minutes of the board of directors meetings;

  •
  express their own point of view during the board of directors meetings;

  •
  request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto; and

  •
  receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the board of directors in accordance with decisions of the general shareholders meeting.

In accordance with clause 1.9 of the Regulation, the members of the board of directors must:

  •
  act in our interests;

  •
  execute their duties in a confident and scrupulous manner;

  •
  act within their rights and in accordance with the purposes of the board of directors;

  •
  not distribute confidential information concerning us and protect such information from unlawful and improper use and publishing, and not use such confidential information in their own or third parties' commercial purposes;

  •
  participate in the work of the board of directors;

  •
  participate in the voting process during the board of directors meetings;

  •
  complete the tasks assigned by the board of directors;

  •
  evaluate the risks and consequences of the decisions made;

  •
  inform us on a timely basis about their participation in the management of other companies and changes in such participation;

  •
  restrain from voting on issues of personal interest;

  •
  inform the board of directors about future deals in which they may have a personal interest;

  •
  disclose information about the holding, disposal or acquisition of our shares and other securities; and

  •
  restrain from actions, which could lead to a conflict between their personal and our interests.

Interested Party Transactions

        Under the Federal Law on Joint Stock Companies, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company (including the company's chief executive office and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the board of directors or of any management body of a management organization of such a company.

        The Federal Law on Joint Stock Companies requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an "independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director/president, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company's management organization. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or its management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be adopted by a majority vote of directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not interested in the transaction is required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;

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

        Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares; or

  •
  the company mergers with another company, and the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

        The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction, or a number of interrelated transactions, involving the acquisition or disposition, or a possibility of disposition (whether directly or indirectly) of property having the value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders meeting.

Change in Control

  Anti-takeover Protection

        Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company having more than 1,000 holders of common stock, must give at least 30, but no more than 90, days' prior written notice to the company. Additionally, the Federal Law on Joint Stock Companies provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company with more than 1,000 holders of common stock, within 30 days of acquiring the shares, must offer to buy all of the common stock or securities that are convertible into common stock at a market price which shall not be lower than the weighted average price of the common stock over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common stock of a company by a person already holding (together with its affiliates) over 30% of the issued common stock of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company's charter or by a resolution adopted by a majority vote of a shareholders meeting, excluding the votes of the acquirer (and its affiliates). New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement by July 1, 2005. Our charter does not contain a waiver of this requirement.

Approval of the Federal Antimonopoly Service

        Pursuant to Russian antimonopoly legislation, transactions involving companies with a combined value of assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

Notification of Foreign Ownership

        Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than this notification requirement, there are no requirements or restrictions with respect to foreign ownership of shares.

C. Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Syndicated Loan

        In July 2004, MTS OJSC entered into a $500.0 million syndicated loan agreement with ING Bank N.V., ABN AMRO Bank N.V., HSBC Bank PLC, Raiffeisen Zentralbank Oesterreich AG ZAO, Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and others. The credit facility bears interest of LIBOR +2.50% per annum and matures in July 2007. The proceeds of the Syndicated Loan were used by us for corporate purposes, including refinancing our existing indebtedness. In September 2004, the total amount available under the Syndicated Loan was increased by $100.0 million to $600.0 million. The commitment fee for the Syndicated Loan amounted to $0.5 million. The debt issuance costs in the amount of $10.2 million have been capitalized. At December 31, 2004, $600.0 million remained outstanding under the Syndicated Loan. The Syndicated Loan is subject to restrictive covenants including, but not limited to, certain financial ratios. As of December 31, 2004, we were in compliance with all existing covenants.

Notes Indentures and Guarantees

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

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on April 14 and October 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and mature on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures, and repayment of existing indebtedness incurred in connection with our acquisitions of mobile operators in Russia and Ukraine.

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. January 28, 2005. The 8.00% notes were issued under an indenture dated January 28, 2005. Interest on the notes is payable in arrears on January 28 and July 28 of each year, commencing on July 28, 2005. These notes are guaranteed by us and mature on January 28, 2012. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $398.9 million were used to repay a $140 million loan we received from Credit Suisse First Boston International in October 2004 for general corporate purposes. We intend to use the remaining net proceeds from the offering for general corporate purposes, including for potential acquisitions and for potentially increasing our interests in certain wireless telecommunications providers.

        Each of the indentures sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

        Each of the indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (e) our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow and St. Petersburg license areas, the GSM license for the Krasnodar license area, and UMC's licenses for Ukraine.

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

D. Exchange Controls

        The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

Capital import and export restrictions

        Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

  •
  investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;

  •
  acquisition of Russian securities by foreign investors and foreign securities by Russian investors;

  •
  grants or receipts of loans and credits between residents and non-residents of Russia;

  •
  payments for export-import transactions with settlement over 180 days (and in limited cases, from over three to five years) following completion; and

  •
  the opening by Russian residents of bank accounts outside Russia and the transfers by Russian residents to such accounts of their funds from domestic accounts.

        Restrictions that may be introduced include:

  •
  the requirement for Russian residents to register their accounts in foreign banks with the Russian tax authorities prior to the opening of such accounts (the "prior registration requirement");

  •
  the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the "requirement to use a special account"); and

  •
  the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the "reservation requirement") a monetary sum of:

  •
  up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

  •
  up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

        As of the date hereof, the prior registration requirement has been introduced in respect of foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of the OECD or FATF.

        As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

  •
  receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of less than three years;

  •
  acquisition of foreign securities (such as ADSs) by Russian investors; and

  •
  acquisition of Russian securities (such as our shares) by foreign investors.

        As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

  •
  investments by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors in the amount of 25% of the sum of the performed currency transaction for 15 days;

  •
  receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of less than three years in the amount of 2% of the loan/credit for one year;

  •
  acquisition of foreign securities (such as ADSs) by Russian investors in the amount of 25% of the sum payable for the securities for 15 days; and

  •
  pre-payment by Russian residents for the import of works, services and rights to intellectual property to be transferred by non-residents more than 180 days following the pre-payment, in the amount of 10% of the sum of pre-payment excluding the value of the consideration received from non-residents, for a period of time not exceeding 15 days; and

  •
  transfer of funds by Russian companies and individual entrepreneurs from their accounts in Russian banks to their accounts in foreign banks, in the amount of 25% of the sum of the transfer for 15 days (except for transfers to support foreign representative offices of Russian companies).

        Up to $150,000 worth of foreign securities in one calendar year may be purchased by Russian individuals from non-residents without any of the above restrictions.

        While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

  •
  increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

  •
  extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

        Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions, covering, in particular, certain types of secured financing) and convert 10% of export receivables in foreign currency into rubles within seven days of the date on which they were received (also with a limited number of exemptions). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

        Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

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

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company, foreign personal holding company or foreign investment company for the taxable year ending in 2004, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future.

        However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. If we or one of our subsidiaries were a foreign personal holding company, a U.S. holder would be treated as receiving a dividend at the end of each taxable year in an amount equal to its pro rata share of that corporation's undistributed foreign personal holding company income and would be subject to other adverse U.S. federal tax consequences. The American Jobs Creation Act of 2004, or the Act, was recently enacted into law. The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end.

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

Russian Income and Withholding Tax Considerations

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder's tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

        However, if the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and up to a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company's outstanding shares. See "—United States-Russia Income Tax Treaty Procedures."

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

        Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

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

        If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

United States Federal Income Tax Considerations

        The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

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

        For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS.

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

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company." The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

        Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common stock represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for United States foreign tax credit purposes. The Act modifies the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends generally constitute "passive category income" but could, in the case of certain U.S. holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

  Information Reporting and Backup Withholding

        Dividends and proceeds from the sale or other disposition of common stock or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2004, $1,122.7 million, or 58% of our total indebtedness, including capital leases, was variable interest rate debt, while $814.4 million, or 42.0% of our total indebtedness, including capital leases, was fixed interest rate debt.

        For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of December 31, 2004.

Contractual Maturity Date as of December 31, 2004

Bank	Currency	2005	2006	2007	2008	2009	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2004)
		(amounts in thousands of U.S. dollars)
Syndicated loan	USD	$140,000	$280,000	$180,000	$—	$—	$—	$600,000	LIBOR+2.50% (5.28%)
EBRD	USD	11,538	23,077	23,077	23,077	23,077	46,154	150,000	LIBOR+3.10% (5,88%)
CSFB	USD	140,000	—	—	—		—	140,000	LIBOR+2.20% (4.76%)
HSBC Bank plc & ING-BHF-Bank	USD	9,929	9,929	9,929	9,929	9,929	27,358	77,003	LIBOR+0.44% (3.21%)
HECF (Hermes Credit Facility)	EUR	14,189	14,189	14,189	14,189	7,095	—	63,851	EURIBOR+0.65% (2.86%)
ING Bank Eurasia	USD	26,667	20,000	—	—		—	46,667	LIBOR+2.25%-4.15% (4.81%-6.81%)
HSBC	USD	10,000	7,500	—	—		—	17,500	LIBOR+2.75% (5.24%)
Ericsson	USD	11,700	3,150	—	—		—	14,850	LIBOR+4.00% (6.56%)
Nordea Bank Sweden	USD	3,250	3,249	—	—		—	6,499	LIBOR+0.40% (3.18%)
WestLB	EUR	—	4,000	—	—		—	4,000	EURIBOR+2.00% (4.21%)
KFW	EUR	1,478	—	—	—		—	1,478	EURIBOR+0.95% (3.16%)
Citibank	USD	479	389		—		—	868	LIBOR+1.15% (3.17%)

Total variable debt		$369,230	$365,483	$227,195	$47,195	$40,101	$73,512	$1,122,716

Weighted average interest rate		5.00%	5.17%	5.10%	4.41%	4.68%	4.89%	5.03%

        We would experience an additional interest expense of approximately $11.2 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2004. The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2004 ranged from 102.4% to 105.5% of the notional amount. As of December 31, 2004, the difference between the carrying value and the fair value of other fixed rate debt was immaterial and the majority of capital lease obligations is current. For details of our fixed-rate debt, refer to Note 11 to our audited consolidated financial statements. The fair value of variable rate debt is equivalent to carrying value.

        In December 2004, we entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank plc to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. For details of these contracts, see Note 11 of our audited consolidated financial statements.

        We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.61	29.45
2004	29.45	27.75	28.73	27.75

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
December 2004	28.15	27.75
January 2005	28.16	27.75
February 2005	28.19	27.75
March 2005	27.83	27.46
April 2005	27.94	27.78
May 2005	28.09	27.78

Source: Central Bank of Russia.

        On June 15, 2005, the exchange rate between the ruble and the U.S. dollar was 28.62 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of

Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2000	5.60	5.22	5.44	5.43
2001	5.43	5.27	5.37	5.30
2002	5.33	5.30	5.33	5.33
2003	5.33	5.33	5.33	5.33
2004	5.33	5.31	5.32	5.31

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
December 2004	5.31	5.31
January 2005	5.31	5.30
February 2005	5.30	5.30
March 2005	5.30	5.28
April 2005	5.28	5.05
May 2005	5.05	5.05

Source: National Bank of Ukraine.

        On June 15, 2005, the exchange rate between the hryvnia and the U.S. dollar was 5.05 hryvnias per U.S. dollar.

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

        Substantially all of our capital expenditures and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a risk of exchange rate currency fluctuations, we also denominate a majority of our tariffs in Russia, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Central Bank of Russia on the date of payment.

        If either of the ruble or the hryvnia declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our investment in monetary assets denominated in rubles and hryvnias is also subject to risk of loss in U.S. dollar terms. In particular, we are unable mostly due to virtually absence of the respective market in Russia to hedge the risks associated with our ruble and hryvnia bank or deposit accounts. Generally, as the value of the ruble or the hryvnia declines, our net ruble and hryvnia monetary asset position results in currency remeasurement losses.

        The potential decline in the value of the ruble or hryvnia against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles or hryvnias at the time of the investment or acquisition.

        A portion of our capital expenditures, operating and borrowing costs are denominated in euro. These include cost of customer equipment, capital expenditures and certain borrowings. We currently do not hedge against the risk of decline in the U.S. dollar against the euro because settlements denominated in euros are not significant.

        We would experience a loss of $18.6 million in the fair value of our ruble and hryvnia-denominated net monetary assets as a result of a hypothetical 10% increase in the ruble/hryvnia to U.S. dollar exchange rate at December 31, 2004. We would experience a loss of $9.4 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10% increase in the U.S. dollar to euro exchange rate at December 31, 2004. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        A.-E.    Not Applicable.

Item 15.    Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our President and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2004, to achieve their intended objectives.

        There were no changes in our internal control over financial reporting during the fiscal year 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Michael Guenther is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Guenther is not independent under SEC Rule 10A-3, as that rule and its requirements do not apply to foreign private issuers, including us, until July 31, 2005.

Item 16B.    Code of Ethics

        We have adopted a Code of Ethics that applies to our senior officers. A copy of our Code of Ethics is available on our Internet website, http:/ /www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees paid for professional services and other services to ZAO Deloitte & Touche CIS in 2004 and 2003.

	Year ended December 31,
	2004	2003
	(in thousands)
Audit Fees	$1,532.2	$1,508.8
Audit-Related Fees	220.5	—
Tax Fees	19.5	26.3
All Other Fees	—	12.5

Total	$1,722.2	$1,547.6

Audit Fees

        The Audit Fees for the years 2004 and 2003 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews, several statutory audits, involvement with three U.S. dollar-denominated notes offerings including the preparation of comfort letters and reviews of the related offering memoranda.

Audit-Related Fees

        We did not pay ZAO Deloitte & Touche CIS any Audit-Related Fees in 2003. The Audit-Related Fees paid in 2004 mainly included fees for due diligence, accounting consultations and audits in connection with acquisitions and internal control review.

Tax Fees

        The Tax Fees for the years 2004 and 2003 were mainly for services associated with tax compliance and other tax consulting services.

All Other Fees

        All Other Fees for the year 2003 were for services associated with training on accounting matters. No such fees were paid in 2004.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2004.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        No purchases were made by or on behalf of us or any affiliated purchaser of shares or other units of any class of our equity securities during the period covered by this annual report.

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

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
4.1
Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., HSBC Bank PLC, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG as Original Mandated Lead Arrangers and Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft as New Mandated Lead Arrangers, with ING Bank N.V., London Branch acting as Agent dated 26 July 2004.
4.2	Amendment and Transfer Agreement dated 30 September 2004 relating to a Facility Agreement dated 26 July 2004.
4.3	Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank.
4.4
Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.5
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
4.9
Amendment No. 1 to license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.10
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
4.11
Amendment No. 1 to license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.12
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
4.13
Amendment No. 1 to license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by references to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.14
Far East Cellular Systems-900 License No. 5607 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.15
Amendment No. 5 to license No. 5607 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory is incorporated herein by reference to Exhibit 4.21 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.16
Far East Cellular Systems-900 License No. 17765 for leasing of communications channels in the territory of the Khabarovsk Krai is incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.17
Kuban-GSM License No. 12039 for provision of data transmission services in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.18
Kuban-GSM License No. 6731 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Krasnodar Krai is incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.19
Amendment No. 8 to license No. 6731 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.20
Kuban-GSM License No. 9830 for provision of cellular radiotelephone communications services in the 900-MHz band in the territory of the Adyghe Republic is incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).
4.21
Amendment No. 6 to license No. 9830 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band on the same territory is incorporated herein by reference to Exhibit 4.27 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.22
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
4.25
Amendment No. 2 to license No. 10004 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
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
8.1	List of Subsidiaries of Mobile TeleSystems OJSC (See Note 2 to our audited consolidated financial statements).
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: June 17, 2005	By:	/s/ Vassily V. Sidorov Vassily V. Sidorov
	Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ ZAO Deloitte & Touche CIS

March 22, 2005, except for Note 23,
as to which the date is May 24, 2005

Moscow, Russia

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004 and 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31,
	2004	2003
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$274,150	$90,376
Short-term investments, including related party amounts of $73,100 and $245,000 as of December 31, 2004 and 2003, respectively (Note 5)	73,360	245,000
Trade receivables, net (Note 6)	162,525	99,951
Accounts receivable, related parties (Note 17)	17,768	3,356
Inventory (Note 7)	89,518	67,291
Prepaid expenses	79,971	46,679
Deferred tax asset, current portion (Note 14)	49,850	44,423
VAT receivable	272,578	209,629
Other current assets	21,235	33,774

Total current assets	1,040,955	840,479

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $901,416 and $532,268, respectively (Note 8)	3,234,318	2,256,076
LICENSES, net of accumulated amortization of $417,158 and $257,024, respectively (Notes 3 and 20)	771,271	703,103
GOODWILL (Notes 3 and 22)	108,329	8,533
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $277,905 and $148,052, respectively (Notes 3 and 9)	328,533	304,144
DEBT ISSUANCE COSTS, net of accumulated amortization of $9,345 and $4,586, respectively (Note 11)	16,546	9,431
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 19)	81,235	103,585

Total assets	$5,581,187	$4,225,351

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

AT DECEMBER 31, 2004 and 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31,
	2004	2003
CURRENT LIABILITIES:
Accounts payable, related parties (Note 17)	$17,009	$31,904
Trade accounts payable	242,495	168,039
Deferred connection fees, current portion (Note 10)	45,083	21,467
Subscriber prepayments and deposits	308,859	191,768
Debt, current portion (Note 11)	370,845	103,312
Notes payable, current portion (Note 11)	—	597,836
Capital lease obligations, current portion (Notes 12 and 17)	8,561	9,122
Income tax payable	22,567	11,128
Accrued liabilities (Note 13)	180,677	143,789
Other payables	33,872	19,604

Total current liabilities	1,229,968	1,297,969

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 11)	800,000	800,000
Debt, net of current portion (Note 11)	753,795	142,418
Capital lease obligations, net of current portion (Notes 12 and 17)	3,947	7,646
Deferred connection fees, net of current portion (Note 10)	47,665	25,177
Deferred taxes (Note 14)	160,390	180,628

Total long-term liabilities	1,765,797	1,155,869

Total liabilities	2,995,765	2,453,838

COMMITMENTS AND CONTINGENCIES (Note 21)	—	—
MINORITY INTEREST	62,099	47,603
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2004 and 2003, 432,414,940 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (7,202,108 and 9,929,074 common shares at cost as of December 31, 2004 and 2003, respectively) (Note 16)	(7,396)	(10,197)
Additional paid-in capital	564,160	559,911
Unearned compensation (Note 16)	(1,780)	(869)
Shareholder receivable (Note 11)	(18,237)	(27,610)
Accumulated other comprehensive income (Note 2)	22,444	7,595
Retained earnings	1,913,574	1,144,522

Total shareholders' equity	2,523,323	1,723,910

Total liabilities and shareholders' equity	$5,581,187	$4,225,351

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Years ended December 31,
	2004	2003	2002
NET OPERATING REVENUE
Services revenue and connection fees	$3,800,271	$2,465,089	$1,299,141
Sales of handsets and accessories	86,723	81,109	62,615

	3,886,994	2,546,198	1,361,756

Cost of services, excluding of depreciation and amortization shown separately below (including related party amounts of $56,722, $37,680 and $31,607, respectively)	481,097	301,108	196,445
Cost of handsets and accessories	218,590	173,071	90,227
General and administrative expenses (including related party amounts of $14,557, $11,002 and 9,602, respectively) (Note 18)	575,296	355,230	215,942
Provision for doubtful accounts (Note 6)	26,459	32,633	7,047
Other operating expenses	29,777	18,859	6,067
Sales and Marketing expenses (including related party amounts of $59,113, $23,668 and $12,140, respectively)	460,983	326,783	171,977
Depreciation and Amortization expenses	675,729	415,916	209,680

Net operating income	1,419,063	922,598	464,371

CURRENCY EXCHANGE AND TRANSACTION (GAINS)/LOSSES	(6,529)	(693)	3,474
OTHER EXPENSES/(INCOME) (including related party amounts of $5,303, $6,161 and $5,141, respectively):
Interest income	(21,792)	(18,076)	(8,289)
Interest expense	107,956	106,551	44,389
Other (income) expenses, net	(33,456)	3,420	(2,454)

Total other expenses, net	52,708	91,895	33,646

Income before provision for income taxes and minority interest	1,372,884	831,396	427,251

PROVISION FOR INCOME TAXES (Note 14)	354,664	242,480	110,417
MINORITY INTEREST	30,342	71,677	39,711

NET INCOME	$987,878	$517,239	$277,123

Weighted average number of common shares outstanding	1,984,497,348	1,983,374,949	1,983,359,507
Earnings per share, basic and diluted:
Net income	$0.50	$0.26	$0.14

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Other com- prehensive income	Additional Paid-in Capital	Unearned Compen- sation	Share- holder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount						Total
BALANCES, December 31, 2001	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$—	$555,794	$—	$(38,958)	$461,091	$1,018,279

Receivable from Sistema (Note 11):	—	—	—	—	—	—	—	—	—	—
Increases for interest	—	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 16)	—	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	23	—	—	23
Dividends declared	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	277,123	277,123

BALANCES, December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	—	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

Receivable from Sistema (Note 11):
Increases for interest	—	—	—	—	—	807	—	(807)	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,609	—	7,609
Issuance of stock options (Note 16)	—	—	—	—	—	1,002	(1,002)	—	—	—
Stock options exercised (Note 16)	—	—	37,557	9	—	—	—	—	—	9
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	345	—	—	345
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(110,931)	(110,931)
Translation adjustment	—	—	—	—	7,595	—	—	—	—	7,595
Net income	—	—	—	—	—	—	—	—	517,239	517,239

BALANCES, December 31, 2003	1,993,326,138	$50,558	(9,929,074)	$(10,197)	$7,595	$559,911	$(869)	$(27,610)	$1,144,522	$1,723,910

Receivable from Sistema (Note 11):
Increases for interest	—	—	—	—	—	1,190	—	(1,190)	—	—
Payments from Sistema	—	—	—	—	—	—	—	10,563	—	10,563
Issuance of stock options (Note 16)	—	—	—	—	—	1,811	(1,811)	—	—	—
Stock options exercised (Note 16)	—	—	2,726,966	2,801	—	1,248	—	—	—	4,049
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	900	—	—	900
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(218,826)	(218,826)
Translation adjustment	—	—	—	—	15,361	—	—	—	—	15,361
Change in fair value of interest rate swaps, net of taxes	—	—	—	—	(512)	—	—	—	—	(512)
Net income	—	—	—	—	—	—	—	—	987,878	987,878

BALANCES, December 31, 2004	1,993,326,138	$50,558	(7,202,108)	$(7,396)	$22,444	$564,160	$(1,780)	$(18,237)	$1,913,574	$2,523,323

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$987,878	$517,239	$277,123
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	30,342	71,677	39,475
Depreciation and amortization	675,729	415,916	209,680
Amortization of deferred connection fees	(46,978)	(29,372)	(24,854)
Equity in net income of associates	(24,146)	(2,670)	—
Inventory obsolescence expense	4,610	3,307	5,614
Provision for doubtful accounts	26,459	32,633	7,047
Deferred taxes	(76,023)	(43,001)	(18,989)
Non-cash expenses associated with stock bonus and stock options	900	213	23
Changes in operating assets and liabilities:
Increase in accounts receivable	(101,223)	(64,384)	(20,305)
Increase in inventory	(24,179)	(14,737)	(18,186)
Increase in prepaid expenses and other current assets	(18,571)	(19,151)	(10,056)
Increase in VAT receivable	(55,044)	(50,230)	(64,154)
Increase in trade accounts payable, accrued liabilities and other current liabilities	331,835	148,544	30,354

Net cash provided by operating activities	1,711,589	965,984	412,772
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(355,744)	(667,206)	(143,396)
Purchases of property, plant and equipment	(1,204,400)	(839,165)	(502,054)
Purchases of intangible assets	(154,544)	(119,606)	(72,218)
Purchases of short-term investments	(114,440)	(215,000)	—
Proceeds from sale of short-term investments	286,340	—	55,304
Investments in and advances to associates	(413)	(69,110)	(35,557)

Net cash used in investing activities	(1,543,201)	(1,910,087)	(697,921)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	4,049	—	—
Proceeds from issuance of notes	—	1,097,000	50,808
Repayment of notes	(600,000)	—	—
Notes and debt issuance cost	(12,039)	(9,556)	(649)
Capital lease obligation principal paid	(15,274)	(22,646)	(1,804)
Dividends paid including taxes	(232,662)	(110,864)	—
Proceeds from loans	1,177,556	712,716	52,851
Loan principal paid	(320,511)	(677,374)	(7,008)
Payments from Sistema	9,654	8,269	6,619

Net cash provided by financing activities	10,773	997,545	100,817

Effect of exchange rate changes on cash and cash equivalents	4,613	2,273	(636)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	183,774	55,715	(184,968)

CASH AND CASH EQUIVALENTS, beginning of year	90,376	34,661	219,629

CASH AND CASH EQUIVALENTS, end of year	$274,150	$90,376	$34,661

SUPPLEMENTAL INFORMATION:
Income taxes paid	$430,109	$286,016	$147,346
Interest paid	$142,899	$79,824	$43,438
Non-cash investing activities:
Additions to network equipment and software under capital lease	$2,861	$10,928	$18,917
Payable related to business acquisition (Note 3)	$—	$27,500	$—
Additions to network through Hermes financing	$8,800	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars except share and per share amounts or if otherwise stated)

1.     DESCRIPTION OF BUSINESS

Business of the Group—

        OJSC Mobile TeleSystems and its subsidiaries ("MTS" or the "Group") is the leading provider of wireless telecommunication services in the Russian Federation ("RF"), Ukraine and Uzbekistan in terms of the number of subscribers and revenues. The Group has operated primarily in the GSM standard since 1994.

        Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC" or the "Company") was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems ("MTS CJSC") and RTC CJSC, a wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the company was granted 900 or 1800 MHz ("GSM-900" and "GSM-1800") cellular licenses or through the acquisition of majority stakes in local GSM operators (see Note 20 Operating Licenses and Note 3 Businesses Acquired).

        The Company's shares are traded in the form of American Depositary Shares ("ADS"). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares.

Ownership—

        As of December 31, 2004 and December 31, 2003, MTS' shareholders of record and their respective percentage direct interests were as follows:

	December 31,
	2004	2003
Joint-Stock Financial Corporation "Sistema" ("Sistema")	41.0%	41.0%
T-Mobile Worldwide Holding GmbH ("T-Mobile")	10.1%	25.4%
VAST, Limited Liability Company ("VAST")	3.1%	3.1%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%	8.0%
ADS Holders	21.7%	17.4%
GDR Holders and Others	16.1%	5.1%

	100.0%	100.0%

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

        In December 2004 T-Mobile sold 15.09% stake in MTS on the open market in form of the GDRs.

        Sistema owns a 51.0% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49.0% interest is held by ASVT, a Russian open joint-stock company. Sistema's effective ownership in MTS is 50.6% at December 31, 2004 and December 31, 2003.

        In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are collateralized by 193,473,900 shares of common stock of MTS OJSC.

        On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.0 million. As of December 31, 2004 dividends were fully paid.

        On November 28, 2003, common shares of MTS OJSC were included by the Board of Moscow Interbank Currency Exchange ("MICEX") into the MICEX "B" Quotation List.

        On June 24, 2004, MTS' shareholders approved cash dividends totaling $220.0 million ($2.2 per ADS), including $1.1 million related to treasury stock, which were fully paid by December 31, 2004.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting Principles—

        MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation ("RF"), in Ukrainian hryvnias for Ukrainian Mobile Communications ("UMC"), and Uzbek som for Uzdunrobita based on respective local accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and expressed in terms of U.S. dollars.

        The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting and depreciation and valuation of property and equipment and intangible assets.

Basis of Consolidation—

        Wholly-owned subsidiaries and majority-owned subsidiaries where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not have operating and financial control are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation. The Company's share in net income of unconsolidated affiliates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 19. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

        As of December 31, 2004 and 2003, MTS has investments in the following significant legal entities:

		December 31,
	Accounting Method
		2004	2003
ACC	Consolidated	100.0%	100.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
SCS-900	Consolidated	100.0%	88.5%
FECS-900	Consolidated	100.0%	60.0%
Uraltel	Consolidated	99.8%	99.8%
MTS Finance(1)	Consolidated	100.0%	100.0%
BM Telecom	Consolidated	100.0%	100.0%
Kuban-GSM	Consolidated	100.0%	100.0%
Dontelecom	Consolidated	100.0%	100.0%
MTS-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
UMC	Consolidated	100.0%	100.0%
Sibchallenge	Consolidated	100.0%	100.0%
TSS	Consolidated	100.0%	100.0%
Volgograd Mobile	Consolidated/Equity	100.0%	50.0%
Astrakhan Mobile	Consolidated/Equity	100.0%	50.0%
Mar Mobile GSM	Consolidated	100.0%	100.0%
Primtelefon	Consolidated/Equity	100.0%	50.0%
MSS	Consolidated	91.0%	83.5%
ReCom	Consolidated	53.9%	53.9%
TAIF Telcom	Consolidated	100.0%	52.7%
UDN-900	Consolidated	100.0%	51.0%
Novitel	Consolidated	100.0%	51.0%
MTS-Kostroma	Consolidated	100.0%	100.0%
MTS-NN	Consolidated	100.0%	65.0%
Uzdunrobita	Consolidated	74.0%	—
Sibintertelecom	Consolidated	93.5%	—
Gorizont-RT	Consolidated	76.0%	—
Telesot Alania	Consolidated	52.5%	—
MTS-Komi Republic	Equity	26.0%	26.0%
MTS Belarus	Equity	49.0%	49.0%
MTS-Tver	Equity	26.0%	26.0%

(1)
Represents beneficial ownership.

Translation Methodology—

        Management uses the U.S. dollar as the functional currency for MTS OJSC and the most of its subsidiaries because the majority of their revenues, costs, property, plant and equipment and intangible assets purchases, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars.

Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan and Belarus maintains its records and prepares its financial statements in the local currency, either Russian ruble, Ukrainian hryvnia, Uzbek som or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

        Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign currency translation":

  •
  For subsidiaries of the Group, where functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as foreign currency gains and losses in the accompanying consolidated statements of operations.

  •
  For UMC and Kuban-GSM where functional currency is the local currency, Ukrainian hryvnia and Russian ruble, respectively, all year end balance sheet items have been translated into U.S. dollars at the period end exchange rate. Revenues and expenses have been translated at period average exchange rate. In addition, a "new cost basis" for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. Cumulative translation adjustment; related to the translation of UMC and Kuban-GSM, in the amount of $22.4 million, net of income taxes, was reported as accumulated other comprehensive income in the accompanying consolidated balance sheet at December 31, 2004.

Management Estimates—

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

Cash and Cash Equivalents—

        Cash represents cash on hand and in MTS' bank accounts and short-term investments having original maturities of less than three months.

Short-term Investments—

        Short-term investments represent investments in term deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for Doubtful Accounts—

        MTS provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable from customers and other receivables.

Prepaid Expenses—

        Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory—

        Inventory, accounted for at cost, determined by the first-in, first-out, or FIFO method, consists of telephones and accessories held for sale and spare parts to be used for equipment maintenance within next twelve months and other inventory items.

        Telephones and accessories held for sale are written down to their market values based on specific periodic reviews and are expensed as cost of equipment sold.

Value-added Tax ("VAT")—

        Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

Property, Plant and Equipment—

        Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Network and base station equipment	5-12 years
Leasehold improvements	shorter of 8-10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

        Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use.

        Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

        As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, MTS has corrected its accounting practices for the leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

        These corrections resulted in a cumulative, net charge to net income of $34.9 million in the fourth quarter of 2004, of which $21.5 million relates to the years 1998 through 2003. The net cumulative charge is comprised of a $44.5 million increase in depreciation expense related primarily to depreciation of capitalized leasehold improvements expenses for base stations; a decrease of $1.4 million in the equity net income from the MTS-Belarus also related to depreciation of capitalized leasehold improvements expenses for base stations positions; and increase of $11.0 million related to additional deferred tax benefit due to the change in accounting base for property, plant and equipment.

        All components of the net charge are non-cash and do not impact historical or future cash flows or the timing of payments under the related leases.

Asset Retirement Obligations—

        In accordance with Statement of Financial Accounting Standards, or SFAS, No. 143, "Accounting for Asset Retirement Obligations, the Group calculates an asset retirement obligation and an associated asset retirement cost when the Group has a legal obligation in connection with the retirement of tangible long-lived assets. The Group's obligations under SFAS No. 143 arise from certain of its leases and relate primarily to the cost of removing equipment from such lease sites. As of December 31, 2004 the estimated assets retirement obligations were not significant to the Group's consolidated financial position and results of operations.

License Costs—

        License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

        Current operating licenses of the Group do not provide for automatic renewal upon expiration. As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over three to ten years starting from the date such license becomes commercially operational.

Other Intangible Assets and Goodwill—

        Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group's charter capital. Telephone numbering capacity costs with finite contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets. ("SFAS No. 142")

        Software costs are amortized over four years. Acquired customer bases are amortized over their estimated average subscriber life from 20 to 76 months. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

        Goodwill represents an excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition.

        Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether an impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

Leasing Arrangements—

        The Group accounts for leases based on the requirements of SFAS No. 13, "Accounting for Leases." Certain subsidiaries of the Group lease operating facilities, which include switches, base stations and other cellular network equipment, as well as billing systems. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Subscriber Acquisition Costs—

        Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. MTS expenses these costs as incurred.

Investments Impairment—

        Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value. For the three years in the period ended December 31, 2004, no such impairment has occurred.

Debt Issuance Costs—

        Debt issuance costs are amortized using the effective interest method over the terms of the related debt.

Impairment of Long-Lived Assets—

        MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. No impairment of long-lived assets has occurred during the three years in the period ended December 31, 2004.

Subscriber Prepayments—

        MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue Recognition—

        Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

        MTS categorizes the revenue sources in the statements of operations as follows:

  •
  Service revenue and connection fees: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network, (e) connection fees and (f) prepaid phone cards;

  •
  Sales of handsets and accessories.

Subscription Fees—

        MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage Charges and Value Added Services Fees—

        Usage charges consist of fees based on airtime used by subscriber, the destination of the call and the service utilized.

        Value added service fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services are rendered.

Roaming Fees—

        MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS' network. MTS recognizes such revenues when the services are provided.

Connection Fees—

        MTS defers initial connection fees on its prepaid and postpaid tariff plans from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. Prior to December 31, 2003 the Group estimated that the average expected term of the subscriber relationship ranged from 39 to 47 months.

        Based on management analysis of the subscriber base in the regions the Group operates, churn periods effective January 1, 2004, have been changed accordingly. Commencing January 1, 2004 the Group calculates an average expected term of the subscriber relationship for each region and amortizes regional connection fees accordingly. Average expected subscriber life ranges from 20 to 76 months. The effect of change in estimate in 2004 was approximately $8.5 million, net of income tax or $0.004 per share.

Prepaid Phone Cards—

        MTS sells prepaid phone cards to subscribers, separately from the handsets. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

        At the time that the prepaid phone card is purchased by a subscriber, MTS records the receipt of cash as a subscriber prepayment. The Group recognizes revenues from the sale of phone cards in the period when the subscriber uses airtime under the phone card. Unused airtime on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card expired.

        Recently MTS introduced a new line of prepaid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Sales of Handsets and Accessories—

        MTS sells handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of handsets and accessories when a title for product passes to the customer. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded. The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when title passes to the customer.

        In Ukraine, MTS also from time to time sells handsets at prices below cost. MTS recognizes these subsidies in cost of equipment when the sale is recorded.

Expense Recognition—

        Expenses incurred by MTS in relation to the provision of wireless communication services mainly relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization and maintenance of the network.

        Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with subscriber and bears the risk of non-collection from the subscriber. Roaming fees are charged to MTS subscribers based on Group's existing tariffs and are recorded as service revenues.

        Any fees paid to dealers as commissions are recorded as a component of sales and marketing expenses.

Taxation—

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising Costs—

        Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2004, 2003 and 2002 were $159,035, $102,018 and $48,624, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Government Pension Fund—

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

        In Ukraine, the subsidiary of the Group is required to contribute a specified percentage of each employee payroll up to a fixed limit to the Ukrainian pension fund, unemployment fund and social security fund.

        The Group does not participate in any pension funds other then described above.

Earnings per Share—

        Basic earnings per share ("EPS") have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 3,530,970 stock options outstanding as at December 31, 2004.

        The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group's net income:

	December 31,
	2004	2003	2002
Weighted average number of common share outstanding	1,984,497,348	1,983,374,949	1,983,359,507
Dilutive effect of stock options, as if exercised	1,168,573	1,727,131	405,946

Weighted average number of common shares and potential shares outstanding	1,985,665,921	1,985,102,080	1,983,765,453

Fair Value of Financial Instruments—

        The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. As of December 31, 2004 the $400 million Notes due in 2008 have fair value of 105.5% or $422 million and the $400 million Notes due in 2010 have fair value of 102.4% or $410 million. As of December 31, 2004, fair value of other fixed rate debt including capital lease obligation approximated its carrying value. The fair value of variable rate debt approximates carrying value.

Derivative Financial Instruments and Hedging Activities—

        From time to time, in its acquisitions the Group uses derivative instruments, consisting of put and call options on all or part of the minority stakes of acquired companies, to defer payment of the purchase price and provide optimal acquisition structuring. In addition, in December 2004, the Group entered into two variable-to-fixed interest rate swap agreements to manage its exposure to changes in fair value of future cash flows of its variable-rate long term debt, which is caused by interest rate fluctuations. The Group does not use derivatives for trading purposes.

        The Group accounts for its derivative financial instruments following the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." All derivatives are recorded as either assets or liabilities in the consolidated balance sheets and measured at their respective fair values. The Group's interest rate swap agreements are designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting. The effective portion of the change in fair value of interest rate swap agreements is, accordingly, recorded in other comprehensive income and reclassified to interest expense when the hedged debt affects the interest expense. Changes in fair value of other derivative instruments are recognized in net income as those instruments were not designated as hedges.

        At the inception of the hedge and on a quarterly basis, the Group performs an analysis to assess whether changes in cash flows of its interest rate swap agreements are deemed highly effective in offsetting changes in cash flows of the hedged debt. If at any time the correlation assessment will indicate that the interest rate swap agreements are no longer effective as a hedge, the Group will discontinue hedge accounting and all subsequent changes in fair value will be recorded in net income.

Comprehensive income—

        Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is the reconciliation of other comprehensive income, net of tax for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Net Income	$987,878	$517,239	$277,123
Translation Adjustment	15,361	7,595	—
Change in fair value of interest rate swaps, net of tax of $123	(512)	—	—

Total Comprehensive Income	$1,002,727	$524,834	$277,123

Comparative Information—

        Certain prior year amounts have been reclassified to conform to the current period presentation.

Stock-based Compensation—

        MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB

Statement No. 123." Under the requirements of these statements, the Company elected to use intrinsic value of options on the measurement date as a method for accounting for compensation to employees and non-employee directors. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a binomial option-pricing model.

        If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, net income and earning per share amounts would have been as follows:

	December 31,
	2004	2003	2002
Net income as reported	$987,878	$517,239	$277,123
Pro-forma effect of the application of fair value method of accounting	(1,078)	(727)	(460)

Pro-forma net income	$986,800	$516,512	$276,663

Earnings per share—basic and diluted
As reported	$0.50	$0.26	$0.14
Pro-forma	$0.50	$0.26	$0.14

New and Recently Adopted Accounting Pronouncements—

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46"), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN. 46, the FASB announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R"). FIN 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which is based on the premise that holders of the equity of an entity control the entity by virtue of voting rights.

        FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term variable interest entity, or VIE, and is based on the premise that if a business enterprise absorbs a majority of the VIE's expected losses and/or receives a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. Under FIN 46, the assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary. The Group was required to apply the provisions of FIN 46R in the first quarter 2004. As the Group did not have any VIEs during the year ended December 31, 2004, the adoption of this new method of accounting for VIEs did not affect its financial condition or results of operations as of December 31, 2004.

        In September 2004, EITF issued a final consensus on EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination". In this issue the EITF reached a consensus that a business combination between two parties having a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. This Issue requires certain additional disclosures for business combinations between parties with a preexisting relationship. EITF Issue No. 04-1 is effective for reporting periods beginning after October 13, 2004. The Group does not anticipate that the adoption of EITF Issue No. 04-1 will have a material impact on its financial position or results of operations.

        At the September 2004 meeting of the Emerging Issues Task Force, the SEC staff issued an announcement D-108 "Use of the residual method to value acquired assets other then goodwill" stating that companies must use the direct value method to determine the fair value of their intangible assets acquired in business combinations completed after September 29, 2004. The SEC staff also announced that companies that currently apply the residual value approach for valuing intangible assets with indefinite useful lives for purposes of impairment testing, must use the direct value method by no later than the beginning of their first fiscal year after December 15, 2004.

        As of December 31, 2004, the Group performed the annual impairment test to measure the fair value of our 900 and 1800 megahertz or MHz, licenses in its national footprint using the residual value approach. Under this new accounting guidance, the Group performed an impairment test to measure the fair value of our 900 and 1800 MHz licenses as of January 1, 2005 using the direct value method. Based on the assessment no impairment charge as of December 31, 2004 is required.

        In December 2004, Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (revised 2004), "Share-Based Payment." The statement is a revision of FASB Statement No. 123, "Accounting for Stock Based Compensation," and supersedes Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." The statement focuses primarily on accounting for transactions in which the Group obtains employee services in share-based payment transactions. This statement requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This standard is scheduled to become effective in the first interim reporting period beginning after June 15, 2005. Assuming that the effective date is not delayed, the Group will apply this new standard to its interim reporting period beginning July 1, 2005. The Group has not yet determined the amount of impact on the consolidated statements of operations following adoption and subsequent to 2005 or the transition method the Group will use. The Group does not believe that results of the adoption of SFAS No. 123R will be significant to the consolidated financial position or results of operations.

        In March 2005, the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, "Share-Based Payments", or SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R.

        In March 2005, FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143." This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity, in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation 47 is effective for us beginning January 1, 2006. The Group is currently in the process of assessing effects of Interpretation 47 on its consolidated financial position and result of operations.

3.     BUSINESSES ACQUIRED

Gorizont—RT Acquisition—

        In December 2004, MTS completed transaction to acquire a 76.0% stake in Gorizont-RT, a GSM mobile phone operator in the Republic of Sakha (Yakutia) in the Far East of Russia, for cash consideration of $53.2 million. Gorizont-RT holds licenses to provide GSM-900/1800 services in the Republic of Sakha (Yakutia). Commencing from the date of acquisition, MTS consolidates financial results of Gorizont-RT. The Gorizont-RT's customer base as at the date of acquisition was approximately 100,000 subscribers.

        The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,820
Non-current asset	17,501
License costs	26,362
Customer base cost	1,050
Trade mark	153
Goodwill	20,214
Current liabilities	(4,949)
Non-current liabilities	(529)
Deferred taxes	(6,814)
Minority interest	(3,604)

Purchase price	$53,204

        Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Sibintertelecom Acquisition—

        In November 2004, MTS acquired a 93.53% stake in Sibintertelecom, mobile phone operator in Chita region and Aginsk-Buryatsk District in the Far-East of Russia, for cash consideration of

$37.4 million. Sibintertelecom holds license to provide 900 MHz services in Chita region and Aginsk-Buryatsk District in the Far-East of Russia. Sibintertelecom is the sole mobile service provider in two regions with a total population of 1.23 million. Commencing from the date of acquisition, MTS consolidates financial results of Sibintertelecom. The company's customer base as at the date of acquisition was approximately 100,000 subscribers.

        The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$5,939
Non-current asset	6,966
License costs	29,555
Customer base cost	1,488
Trademark	465
Goodwill	10,376
Current liabilities	(9,523)
Deferred taxes	(7,668)
Minority interest	(190)

Purchase price	$37,408

        Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Telesot Alania Acquisition—

        In December 2004, MTS purchased a 52.5% stake in Telesot Alania, a GSM mobile phone operator in the Republic of North Ossetia in the Southern part of Russia, for cash consideration of $6.2 million. Telesot Alania holds license to provide 1800/900 MHz services in the Republic of North Ossetia in the Southern part of Russia. Commencing from the date of acquisition, MTS consolidates financial results of Telesot Alania. Telesot Alania's customer base as at the date of acquisition was approximately 54,000 subscribers.

        The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$2,229
Non-current asset	5,085
License costs	3,606
Customer base cost	90
Current liabilities	(767)
Deferred taxes	(887)
Minority interest	(3,110)

Purchase price	$6,246

        License costs are amortized over the remaining contractual terms of the licenses of approximately 2 years and customer base is amortized over the average subscriber's life of approximately 60 months.

Uzdunrobita Acquisition—

        In July 2004, MTS entered into an agreement to acquire 74.0% of Uzbekistan mobile operator JV Uzdunrobita ("Uzdunrobita") for a cash consideration of $126.4 million, including transaction costs of $5.4 million. Acquisition was completed on August 1, 2004 and starting from this date Uzdunrobita's financial results are consolidated. Uzdunrobita holds licenses to provide GSM-1800 mobile communication services in the whole territory of Uzbekistan, which has a population of approximately 25.2 million. Uzdunrobita's customer base as of the date of acquisition was approximately 230,000 subscribers.

        The acquisition was accounted for using the purchase method. The purchase price allocation for the acquisition was as follows:

Current assets	$5,950
Non-current assets	67,293
License costs	40,861
Customer base cost	958
Trademark	3,622
Goodwill	46,470
Current liabilities	(14,705)
Non-current liabilities	(1,356)
Deferred taxes	(6,384)
Minority interest	(16,308)

Purchase price	$126,401

        Goodwill is mainly attributable to economic potential of the market assuming low penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 12 years and customer base is amortized over the average remaining subscriber's life of approximately 39 months.

        MTS also entered into call and put option agreements with the existing shareholders of Uzdunrobita to acquire the remaining 26.0% of common shares of the company. The exercise period for the call and put option is 36 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. Fair value of the option was $4.0 million at December 31, 2004 and included in other current assets on the consolidated balance sheet.

Primtelefon Acquisition—

        In June 2004, MTS purchased 50.0% of Far-Eastern operator CJSC Primtelefon ("Primtelefon") for cash consideration of $31.0 million, increasing its effective ownership to 100%, as 50% of Primtelefon's shares were controlled through Vostok Mobile, a wholly-owned subsidiary of MTS. Commencing from the date of acquisition of the second stake, MTS consolidates financial results of Primtelefon. Primtelefon holds licenses to provide GSM 900/1800 mobile cellular communications in the Far-East region of Russia. The company's customer base as of the date of acquisition of the controlling stake was approximately 216,000 subscribers.

        The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$11,041
Non-current assets	16,809
License costs	21,891
Current liabilities	(7,488)
Non-current liabilities	(5,671)
Deferred taxes	(5,582)

Purchase price	$31,000

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 7 years and customer base is amortized over the average remaining subscriber's life of approximately 41 months.

Telecom-900 Acquisition—

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26.8 million from Sistema. Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC ("SCS-900"), Uraltel CJSC ("Uraltel"), and Far East Cellular Systems 900 CJSC ("FECS-900").

        At the date of acquisition these companies had approximately 96,000 subscribers and licenses to provide GSM 900/1800 mobile services in the Novosibirsk region, Altai Republic, Sverdlovsk region and Khabarovsk region.

        Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price	$26,812

        In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group and a wholly-owned subsidiary of Sistema, for a cash consideration of $6.9 million. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2.7 million.

        On August 13, 2003, Telecom-900, completed the purchase of the 43.7% and 2.95% stakes in Uraltel for a cash consideration of $35.7 million. The transaction increased Telecom-900's ownership in

Uraltel to 99.85%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $24.5 million.

        In November 2003, the Group completed the purchase of the 30.0% stake in SCS-900 from Sibirtelecom for cash consideration of $28.6 million. The Group's acquisition of this stake increased its ownership in SCS-900 to 81.0%. On December 29, 2003, the Group acquired for cash consideration of $9.3 million a 100% stake in ILIT LLC, a company which owns a 7.5% stake in SCS-900, increasing its ownership in SCS-900 to 88.5%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $25.7 million.

        In March 2004, the Group acquired 11.0% stake in SCS-900 from CJSC Sibirskie Zvezdy for cash consideration of $8.5 million, increasing its ownership in SCS-900 to 99.5%. The acquisition was accounted for using a purchase method of accounting. The allocation of purchase price increased recorded license cost by $2.6 million.

        In April 2004, the Group acquired 40.0% stake in FECS-900 from OJSC Dalnevostochnaya Kompaniya Electrosvyazi for cash consideration of $8.3 million, increasing its ownership in FECS-900 to 100.0%. The acquisition was accounted for using a purchase method of accounting. The allocation of purchase price increased recorded license cost by $4.1 million.

        License costs are amortized over the remaining contractual terms of the respective license, ranging from 6 to 10 years at the date of the first acquisition. Customer base is amortized over the average remaining subscribers life ranging from 32 to 40 months.

Tomsk Cellular Communications Acquisition—

        In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications ("TSS") for cash consideration of $47.0 million. TSS holds licenses to provide GSM 900/1800 mobile cellular communications in the Tomsk region. The company's customer base as of the date of acquisition was approximately 183,000 subscribers.

        The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,299
Non-current assets	11,412
License costs	49,282
Current liabilities	(4,543)
Non-current liabilities	(105)
Deferred taxes	(12,345)

Purchase price	$47,000

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years and customer base is amortized over the average remaining subscribers life of approximately 76 months.

Sibchallenge Acquisition—

        On August 22, 2003, MTS completed the purchase of 100.0% of Sibchallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.5 million, paid a finder's fee of $2.0 million and assumed net debt of approximately $6.6 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Khakasiya, and in the Taimyr Autonomous region, all of which are located in the Siberian part of Russia. At the date of acquisition, Sibchallenge had approximately 132,000 subscribers.

        The purchase price allocation was as follows:

Current assets	$4,078
Non-current assets	16,678
License costs	52,625
Current liabilities	(6,405)
Non-current liabilities	(6,628)
Deferred taxes	(12,894)

Purchase price	$47,454

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years and customer base is amortized over the average remaining subscribers life of approximately 36 months.

Kuban-GSM Acquisition—

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

        The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	80,848
License costs	62,549
Customer base cost	3,561
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price	$71,400

        In October 2002, MTS exercised its option to acquire additional 353 shares for $5.0 million payable in cash, increasing its ownership in Kuban-GSM to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4.4 million, increased customer base cost by $0.2 million, and decreased minority interest by $0.5 million.

        In September 2003, the Group acquired 100.0% of Kubtelesot for cash consideration of $107.0 million. Kubtelesot owned 47.3% of Kuban-GSM, and the Group's purchase of this stake increased its ownership in Kuban-GSM to 100.0%. Kubtelesot was a holding company with no operational activities. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $57.5 million, increased customer base cost by $8.4 million, and decreased minority interest by $59.0 million.

        In May 2004, Kubtelesot was liquidated and all its shares in Kuban-GSM were transferred to OJSC MTS as the only shareholder.

        License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the acquisition. Acquired customer base is amortized over the average remaining subscribers life of approximately 48 months.

UMC Acquisition—

        On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of UMC, a provider of mobile services in Ukraine, for cash consideration of $199.0 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65.0 million, with the fair value of approximately $62.0 million. At the date of acquisition, UMC had approximately 1.8 million subscribers and was one of the two leading mobile operators in Ukraine, operating under nationwide GSM 900/1800 and NMT 450 licenses.

        The acquisition was accounted for using the purchase method. For convenience, MTS consolidated UMC from March 1, 2003. Purchase price allocation is as follows:

Current assets	$82,293
Non-current assets	272,721
License costs	82,200
Customer base cost	30,927
Current liabilities	(63,551)
Non-current liabilities	(78,580)
Deferred taxes	(27,425)
Minority interest	(99,581)

Purchase price	$199,004

        MTS paid $171.5 million of the purchase price in cash and agreed to pay the balance of the purchase price of $27.5 million to Cetel B.V., a wholly-owned subsidiary of Deutsche Telekom AG, within one year. The amount payable accrued interest of 9% per annum. In March 2004, MTS cash settled the balance payable to Cetel B.V.

        MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million.

On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS' ownership in UMC increased from 57.7% to 83.7%. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $10.2 million, increased customer base cost by $13.9 million, and decreased minority interest by $66.4 million.

        In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S ("TDC") for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004. The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $52.7 million, increased customer base cost by $8.7 million, and decreased minority interest by $43.8 million.

        The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscriber's life of approximately 32 months. Other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

        In accordance with SFAS No. 141 "Business Combinations," the Group recognized $8.0 million of goodwill relating to workforce-in-place.

TAIF Telcom Acquisition—

        In April 2003, MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that was collateralized by telecom equipment.

        MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 47.3% of common shares and 50.0% of preferred shares of TAIF Telcom.

        The exercise period for the call option on common shares is 48 months from the acquisition date and for the put option on common shares is 36 months following an 18 months period after the acquisition date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise period for the call option on preferred shares is 48 months following a 24 months period after the acquisition date and for the put option on preferred shares it is a 24 months period after the acquisition date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date. Fair value of the option was $3.5 million at December 31, 2003.

        The purchase price allocation for initial stake acquired was as follows:

Current assets	$3,870
Non-current assets	48,391
License costs	68,407
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(16,814)
Minority interest	(8,965)

Purchase price	$63,240

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 4 years and customer base is amortized over the average remaining subscribers' life of approximately 38 months.

        TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia. At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.

        In September 2004, MTS exercised its option to acquire the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom for cash consideration of $63.0 million, increasing its ownership to 100.0%. The Group received title to the acquired shares in October 2004. The purchase price allocation increased recorded license cost by $35.8 million, increased acquired customer base by $4.2 million; goodwill was recorded in the amount of $21.2 million. Goodwill is mainly attributable to economic potential of the market.

Dontelecom Acquisition—

        On September 26, 2002, MTS completed its acquisition of 66.7% of the outstanding common stock of Dontelecom, a closed joint-stock company, for cash consideration of $15.0 million (including 33.3% acquired from Sistema for $7.5 million). At the date of acquisition, Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for using the purchase method.

        The purchase price was allocated as follows:

Current assets	$3,422
Non-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)

Purchase price	$15,000

        In October 2002, the Group completed the acquisition of the remaining 33.3% of the outstanding common stock of Dontelecom for $7.5 million. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7.3 million.

        License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition. Customer base is amortized over the average remaining subscribers life of approximately 20 months.

BM Telecom Acquisition—

        In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41.0 million in cash. At the date of acquisition, BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for using the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)

Purchase price	$41,000

        License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years. Customer base is amortized over the average remaining subscribers life of approximately 30 months.

Acquisitions of Various Regional Companies—

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

        On August 26, 2003, the Group completed the acquisition of Vostok Mobile and recorded a 50.0% stake investment in Primtelefon using the equity method of accounting.

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

        In August 2004, MTS acquired from UTK the remaining 50% stakes in Astrakhan Mobile and Volgograd Mobile, increasing its ownership to 100%. An acquisition price was paid in cash and amounted to $1.1 million and $2.9 million, respectively. Commencing from the date of acquisition financial results of both companies are consolidated into MTS financial statements. Astrakhan Mobile holds a 800/1800 MHz licenses covering Astrakhan region (population of approximately 1 million) and Volgograd Mobile holds a 800/1800 MHz licenses covering Volgograd region (population of approximately 2.7 million). As of July 31, 2004, two companies provided AMPS/DAMPS services to around 10 thousand subscribers. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price for the first and second stakes in both companies resulted in an increase in license cost by $16.5 million.

        In April 2004, MTS acquired from OJSC Sibitelecom additional 7.5% stake in MSS, a company, which operates in the Omsk region, for $2.2 million in cash. This acquisition increased MTS's ownership in MSS to 91%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $1.1 million.

        In April and May of 2004, MTS acquired the remaining stakes in the following subsidiaries:

  •
  35% of MTS-NN (a service provider in Nizhny Novgorod) for $0.5 million, and

  •
  49% of Novitel (handsets dealer in Moscow) for $1.3 million.

        Both acquisitions increased MTS's share in the respective companies to 100%. The acquisitions were accounted for using the purchase method of accounting. The allocation of purchase price increased recorded goodwill by $1.8 million.

        In August 2004, MTS acquired from OJSC Volgatelecom remaining 49% stake in UDN-900 for $6.4 million in cash. This acquisition increased MTS's ownership in UDN to 100%. The allocation of purchase price increased recorded license cost by $0.3 million. UDN-900 provides GSM 900 services under the MTS brand in Udmurtia Republic (population 1.6 million). UDN's subscriber base as of July 31, 2004 was 219,760.

Pro Forma Results of Operations (unaudited)—

        The following unaudited pro forma financial data for the years ended December 31, 2004 and 2003, give effect to the acquisitions of Uzdunrobita, Primtelefon and other various regional companies as if they had occurred at January 1, 2003.

	December 31,
	2004	2003
Pro forma:
Net revenues	$3,986,932	$2,636,072
Net operating income	1,440,480	936,174
Net income	972,362	495,411
Earnings per share, basic and diluted	$0.49	$0.25

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2003, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

4.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2004 and 2003 comprised of the following:

	December 31,
	2004	2003
U.S. dollar current accounts	$107,172	$20,130
U.S. dollar term deposits	45,295	886
Ruble current accounts	90,527	40,597
Ruble deposits	2,596	20,201
Hryvnia current accounts	10,190	1,371
Uzbek som deposit accounts	15,106	—
Uzbek som current accounts	715	—
Other	2,549	7,191

Total cash and cash equivalents	$274,150	$90,376

5.     SHORT-TERM INVESTMENTS

        Short-term investments, denominated in U.S. dollars, as of December 31, 2004 comprised of the following:

	Annual interest rate	Maturity date	December 31, 2004
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 9, 2005	$30,000
East-West United Bank S.A.	2.0%	April 04, 2005	23,100
OJSC Moscow Bank of Reconstruction and Development	8.4%	October 10, 2005	10,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 14, 2005	10,000
Other			260

Total short-term investments			$73,360

        Short-term investments, denominated in U.S. dollars, as of December 31, 2003 comprised of the following:

	Annual interest rate	Maturity date	December 31, 2003
OJSC Moscow Bank of Reconstruction and Development	4.8%	February 2, 2004	$200,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	October 21, 2004	19,100
OJSC Moscow Bank of Reconstruction and Development	8.0%	October 4, 2004	10,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	November 23, 2004	5,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 5, 2004	5,900
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 20, 2004	5,000

Total short-term investments			$245,000

        OJSC Moscow Bank of Reconstruction and Development is a related party (see also Note 17).

6.     TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Accounts receivable, subscribers	$154,453	$87,149
Accounts receivable, roaming	24,731	26,500
Allowance for doubtful accounts	(16,659)	(13,698)

Trade receivables, net	$162,525	$99,951

        The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Balance, beginning of the year	$13,698	$6,270	$5,187
Provision for doubtful accounts	26,459	32,633	7,047
Accounts receivable written off	(23,498)	(25,205)	(5,964)

Balance, end of the year	$16,659	$13,698	$6,270

7.     INVENTORY

        Inventory as of December 31, 2004 and 2003 comprised of the following:

	December 31,
	2004	2003
Spare parts for base stations	$14,775	$26,635
Handsets and accessories	30,574	23,499
Other inventory	44,169	17,157

Total Inventory	$89,518	$67,291

        Obsolescence expense for the years ended December 31, 2004, 2003 and 2002 amounted to $4,610, $3,307 and $5,614, respectively, and was included in General and administrative expenses in the accompanying consolidated statements of operations. Spare parts for base stations included in inventory are expected to be utilized within 12 months period.

8.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2004 and 2003 was as follows:

	December 31,
	2004	2003
Network and base station equipment (including leased network and base station equipment of $67,905 and $66,311, respectively) and related leasehold improvements	$2,538,240	$1,775,180
Office equipment, computers, software and other (including leased office equipment, computers and software of $1,613 and $1,923, respectively)	249,458	147,395
Buildings and related leasehold improvements	202,095	151,262
Vehicles	15,658	11,611

Property, plant and equipment, at cost	3,005,451	2,085,448
Accumulated depreciation (including accumulated depreciation on leased equipment of $30,304 and $23,343)	(901,416)	(532,268)
Equipment for installation	275,010	334,264
Construction in-progress	855,273	368,632

Property, plant and equipment, net	$3,234,318	$2,256,076

        Depreciation expenses during the years ended December 31, 2004, 2003 and 2002 amounted to $385.7, $233.1 and $116.0 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $5.4, $7.6 and $3.4 million, respectively.

9.     OTHER INTANGIBLE ASSETS

        Intangible assets at December 31, 2004 and 2003 comprised of the following:

		December 31, 2004			December 31, 2003
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Acquired customer base	20 to 76 months	$94,632	$(50,276)	$44,356	$81,289	$(18,307)	$62,982
Rights to use premises	10 years	19,638	(12,393)	7,245	19,638	(10,476)	9,162
Numbering capacity with finite contractual life, software and other	3 to 10 years	474,921	(215,236)	259,685	338,222	(119,269)	218,953

		589,191	(277,905)	311,286	439,149	(148,052)	291,097

Unamortized intangible assets:
Numbering capacity with indefinite contractual life		17,247	—	17,247	13,047	—	13,047

Total other intangible assets		$606,438	$(277,905)	$328,533	$452,196	$(148,052)	$304,144

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

        The significant component of MTS' right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS' administrative offices and facilities utilized for mobile switching centers. In addition and simultaneously with acquisition of UMC in 2003 the Group obtained some additional property rights.

        Amortization expense for the years ended December 31, 2004, 2003 and 2002 amounted to $129.9, $69.2 and $30.0 million, respectively. Based on the amortizable intangible assets existing at December 31, 2004, the estimated amortization expense is $130.5 million during 2005, $82.6 million during 2006, $54.3 million during 2007, $37.6 million during 2008, $2.8 million during 2009 and $3.5 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

10.   DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Balance at beginning of the year	$46,644	$41,904
Payments received and deferred during the year	93,082	34,112
Amounts amortized and recognized as revenue during the year	(46,978)	(29,372)

Balance at end of the year	92,748	46,644

Less current portion	45,083	21,467

Non-current portion	$47,665	$25,177

        MTS defers initial connection fees paid by subscribers for the first time activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (see Note 2).

11.   DEBT

        At December 31, 2004 and 2003 debt comprised of the following:

	Currency	Annual interest rate (Actual rate at December 31, 2004)	December 31, 2004	December 31, 2003
9.75% Notes due 2008	USD	9.75%	$400,000	$400,000
8.38% Notes due 2010	USD	8.38%	400,000	400,000
10.95% Notes due 2004	USD	10.95%	—	299,640
Floating Rate Notes due 2004	USD	—	—	298,196

Total notes			$800,000	$1,397,836

Less current portion			—	597,836

Total long-term notes			$800,000	$800,000

Syndicated loan	USD	LIBOR+2.50% (5.28%)	$600,000	$—
EBRD	USD	LIBOR+3.10% (5.88%)	150,000	—
CSFB	USD	LIBOR+2.20% (4.76%)	140,000	—
HSBC Bank plc & ING-BHF-Bank	USD	LIBOR+0.44% (3.21%)	77,003	—
Hermes Credit Facility	EUR	EURIBOR+0.65% (2.86%)	63,851	55,550
ING Bank (Eurasia)	USD	LIBOR+2.25%-4.15% (4.81%-6.71%)	46,667	60,000
HSBC	USD	LIBOR+2.75% (5.24%)	17,500	25,000
Ericsson	USD	LIBOR+4.00% (6.56%)	14,850	23,400
Deutsche Telekom AG and TDC Mobile International A/S	USD	—	—	14,819
Nordea Bank Sweden	USD	LIBOR+0.40% (3.18%)	6,499	—
West LB	EUR	EURIBOR+2.00% (4.22%)	4,000	5,092
KFW	EUR	EURIBOR+0.95% (3.16%)	1,478	4,313
Citibank	USD	LIBOR+1.15% (3.71%)	868	10,000
Dresdner	USD	—	—	15,400
AVAL bank	UAH	—	—	10,890
International Moscow Bank	RUR	—	—	10,864
MBRD	RUR	—	—	1,220
Ruble denominated debt	RUR	4.30%-16.50%	1,924	5,860
Other debt	USD	—	—	3,322

Total debt			$1,124,640	$245,730

Less current portion			370,845	103,312

Total long-term debt			$753,795	$142,418

The Notes—

        On December 21, 2001, MTS Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $250.0 million 10.95% (effective interest rate of 11.25%) notes at the price of 99.254%. Proceeds received from the notes, net of underwriting discount, were $248.1 million. Related debt issuance costs in the amount of $3.9 million were capitalized. On March 20, 2002, MTS Finance issued additional $50.0 million 10.95% (effective interest rate of 10.25%) notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $0.6 million were capitalized. All the notes are fully and unconditionally guaranteed by MTS OJSC. MTS Finance made interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes were listed on the Luxemburg Stock Exchange. In May 2002, these notes were registered with the SEC under the Securities Act of 1933. In December 2004, the Group redeemed all outstanding notes, mentioned above, in the principal amount plus accrued interest thereon to the date of redemption.

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

        On August 5, 2003, MTS Finance issued $300.0 million notes bearing interest at floating rate 3 months LIBOR + 4.00% at the price of 99%. These notes were fully and unconditionally guaranteed by MTS OJSC and matured on August 7, 2004. MTS Finance was required to make interest payments on the notes quarterly, commencing on November 5, 2003. The notes were listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $297.0 million and related debt issuance costs of $1.8 million were capitalized. On May 5, 2004, the Group redeemed all outstanding floating rate notes, mentioned above, in the principal amount plus accrued interest thereon to the date of redemption.

        On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.38% at par. The cash proceeds, net of issuance costs of approximately $4.6 million, amounted to $395.4 million. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

        Subject to certain exceptions and qualifications, the indentures governing the notes contain covenants limiting the Group's ability to:

  •
  incur debt;

  •
  create liens;

  •
  lease properties sold or transferred by the Group;

  •
  enter into loan transactions with affiliates;

  •
  merge or consolidate with another person or convey its properties and assets to another person; and

  •
  sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas.

        In addition, if the Group experiences certain types of mergers, consolidations or other changes in control, noteholders will have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest. The Group is also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. The notes also have cross default provisions with publicly traded debt issued by Sistema, the shareholder of the Group.

        If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        Management believes that the Group is in compliance with all restrictive debt covenants provisions during the three year period ended as of December 31, 2004.

Syndicated Loan—

        In July 2004, MTS OJSC entered into a $500.0 million syndicated loan agreement ("Syndicated Loan") with international financial institutions: ING Bank N.V., ABN AMRO Bank N.V., HSBC Bank PLC, Raiffeisen Zentralbank Oesterreich AG ZAO, Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and other. The credit facility bears interest of LIBOR +2.50% per annum and matures in 3 years. The proceeds were used by OJSC MTS for corporate purposes, including refinancing of its existing indebtedness. In September 2004, MTS extended the total amount available under the Syndicated Loan for an additional $100.0 million to a total amount of $600.0 million. Commitment fee for the Syndicated Loan amounted to $0.5 million. The debt issuance costs in the amount of $10.2 million has been capitalized. At December 31, 2004, $600.0 million was outstanding under this credit facility. The Syndicated Loan is subject to certain restrictive covenants including, but not limited to, certain financial ratios. As of December 31, 2004, the Group is in compliance with all existing covenants.

EBRD Loan—

        In December 2004, MTS OJSC entered into a credit facility with European Bank for Reconstruction and Development ("EBRD") for the total amount of $150.0 million. The facility bears interest at LIBOR +3.10%. Commitment fee of 0.50% per annum should be paid in accordance with the credit agreement. The final maturity of this agreement is December 15, 2011. As of December 31, 2004, the balance outstanding under the loan was $150.0 million. The loan is subject to certain restrictive covenants including, but not limited to, certain financial ratios. As of December 31, 2004 the Group is in compliance with all existing covenants.

CSFB Loans—

        In April 2004, MTS OJSC entered into a short-term bridge loan facility with Credit Swiss First Boston for the total amount of $200.0 million. The proceeds were used to repay the floating rate notes originally due in August 2004. Amounts outstanding under the loan agreement bear interest at LIBOR+2.25%. The MTS OJSC repaid $110.0 million and $90.0 million due under the loan in June 2004 and July 2004, respectively.

        In October 2004, MTS Finance entered into a short-term loan facility with CSFB for the total amount of $140.0 million. Amounts outstanding under the loan agreement bear interest at LIBOR+2.20%. The final maturity of this short-term loan facility was April 29, 2005. As of December 31, 2004 the balance outstanding under the loan was $140.0 million. The loan is subject to certain restrictive covenants including, but not limited to, certain financial ratios. As of December 31, 2004, the Group is in compliance with all existing covenants.

HSBC Bank plc and ING BHF-BANK AG—

        In October 2004, MTS OJSC entered into two credit facility agreements with HSBC Bank plc and ING BHF-BANK AG for the total amount $122.3 million. The funds were used to purchase telecommunication equipment and software from Siemens AG and Alcatel SEL AG for the technical upgrade and expansion of network. Euler Hermes Kreditversicherungs-AG, the German credit export agency, is providing export credit cover in respect to both facilities. The facility bears interest at LIBOR + 0.44%. A commitment fee of 0.20% per annum and an arrangement fee of 0.25% should be paid in accordance with the loan agreement. The principal and interest amounts are to be repaid in seventeen equal half year installments, starting July 2005 for the first agreement and September 2005 for the second one. As of December 31, 2004, the outstanding balance under these agreements was $77.0 million. The final maturity of these agreements is in July and September 2013. The loan facility is subject to certain restrictive covenants. As of December 31, 2004, the Group is in compliance with all existing covenants.

Hermes Credit Facility ("HECF")—

        On December 30, 2003, UMC entered into Hermes Credit Facility with ING BHF Bank and Commerzbank Aktiengesellschaft to finance the acquisition of GSM equipment from Siemens AG. The aggregate amount available under this credit facility is EUR 47.4 million ($64.5 million at December 31, 2004). In 2004, the agreement was amended to increase the amount available under the facility by EUR 9.2 million ($12.5 million as of December 31, 2004). The loan is guaranteed by MTS OJSC and bears interest at EURIBOR+0.65%. The amount outstanding is redeemable in 10 equal semi-annual installments starting on July 31, 2004. As of December 31, 2004 and 2003, the amounts outstanding under the loan were $63.9 million and $55.6 million, respectively. The available credit facility as at December 31, 2004 and 2003 was $0.6 million and $3.7 million, respectively.

ING Bank ("Eurasia")—

        In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank ("Eurasia") ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 2.25%-4.15%. The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness. The loan is payable in 8 equal quarterly installments starting from September 2004. As of December 31, 2004 and 2003, $46.7 million and $60.0 million were outstanding, respectively, under this credit facility.

HSBC Bank LLC—

        In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC, which is guaranteed by MTS OJSC. The facility bears interest at LIBOR + 2.75% and is redeemable in ten equal quarterly installments commencing on June 2004. The funds were used to purchase telecommunication equipment and general corporate purposes. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the amount of dividends paid by TAIF Telcom until MTS owns 100% of TAIF Telcom's outstanding common stock. As of December 31, 2004 and 2003 the outstanding balances under the credit facility were $17.5 million and $25.0 million, respectively.

Ericsson Debt Restructuring—

        In December 1996, Rosico, a wholly-owned subsidiary merged into MTS OJSC in June 2003, entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60.0 million and had a maximum term of five years (the "Ericsson Loan"). The loan was repayable in ten equal consecutive quarterly payments of $6.0 million commencing in 1999. On July 24, 2001, MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR + 4.00%. If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of an additional 6.00% per annum. The credit agreement contains covenants restricting Rosico's ability to encumber its present and future assets and revenues without lender's express consent.

        Concurrent with the Group's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS enters into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2004 and 2003. The Group records interest expense on these notes over the term, such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2004, Sistema has made payments under this obligation in the amount of $60.0 million, $45.1 million of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

        On February 25, 2003, Ericsson assigned all of its rights and obligations under the Ericsson Loan to Salomon Brothers Holding Company, Inc.

        At December 31, 2004 and 2003, $14.9 million and $23.4 million were outstanding, respectively, under the Ericsson Loan.

Deutsche Telekom AG and TDC Mobile International A/C—

        The credit facilities with Deutsche Telekom AG and TDC Mobile International A/C bear interest at LIBOR + 5.00%-7.00% and were redeemable in five equal quarterly installments commencing April 2003. At December 31, 2003 the unpaid balance under these loans was $14.8 million. The debt was fully repaid in April 2004.

Nordea Bank Sweden loan—

        In September 2003, Primtelefon entered into a long-term loan facility with Nordea Bank Sweden for the total amount of $9.8 million. Amounts outstanding under the loan agreement bear interest at LIBOR+0.40% and mature in October 2006. The loan is guaranteed by MTS OJSC. As of December 31, 2004 and 2003, the amounts outstanding under the loan were $6.5 million and nil, respectively.

WestLB International loan—

        In July 2002, MTS-P entered into a credit facility agreement with WestLB International S.A. Amounts outstanding under this agreement bear interest of EURIBOR + 2.00% per annum for the first two years for each advance and 4.00% per annum for the remaining interest periods for each advance until maturity. The final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC. As of December 31, 2004 and 2003, the balances outstanding under the loan were $4.0 million and $5.1 million, respectively.

KFW—

        On December 21, 1998, UMC entered into two loan agreements with KWF, a German bank, for EUR 1.9 million and EUR 10.9 million. These loans bear interest at EURIBOR + 0.95% per annum and mature on March 31, 2004 and February 28, 2005, respectively. As of December 31, 2004 and 2003 the outstanding balances under these loans were $1.5 million and $4.3 million, respectively.

Citibank credit facility—

        In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility bear interest of LIBOR + 3.50% per annum. Overdue amounts bear an additional 3.00% per annum. The $10.0 million outstanding under this facility as of December 31, 2003, was fully repaid in July 2004.

        The balance outstanding as at December 31, 2004, in the amount of $0.9 million is comprised of the amounts borrowed by Primtelefon and Astrakhan Mobile, which bear interest at LIBOR + 1.15% and are payable in 2006.

Dresdner Bank Credit Facilities—

        In December 2001 and April 2002, UDN-900 entered into credit agreements with Dresdner Bank ("Dresdner"), maturing in April 2004. As of December 31, 2003 the amount outstanding under these agreements was $5.4 million. These borrowings bear interest at LIBOR + 3.20% per annum and are guaranteed by MTS OJSC. In April 2004, the loans were fully repaid.

        In October 2002, MSS entered into a credit agreement with Dresdner to borrow up to $10.0 million. As of December 31, 2004 and 2003, $nil and $10.0 million, respectively were outstanding under this agreement. Borrowings under this agreement bear interest of LIBOR + 3.20%-3.35% per annum. The loan was guaranteed by MTS OJSC.

AVAL Bank—

        On December 31, 2003, UMC had the balance of $10.9 million of overdraft with AVAL bank. The short-term overdraft facility was limited to 110.0 million hryvnias ($20.6 million at December 31, 2003), bore interest at 10.00-16.00% per annum and matured on June 30, 2004. The balance of overdraft was fully repaid in January 2004.

International Moscow Bank—

        On June 9, 2003, Kuban-GSM entered into a 350.0 million ruble ($12.6 million at December 31, 2004) credit facility with International Moscow Bank. Amounts borrowed under this facility mature in June 2005, bear an interest rate of 13.4% per annum and are collateralized by equipment with a book value of 458.1 million rubles (approximately $16.5 million at December 31, 2004). As of December 31, 2003, approximately $10.9 million was outstanding under this facility. The loan was fully repaid in March 2004. As of December 31, 2004, the available credit facility was $12.6 million.

ABN AMRO loan—

        In November 2004, MTS signed a loan agreement with ABN AMRO Bank N.V. (Stockholm branch) for $56.6 million and EUR 8.4 million. These funds will be used to purchase telecommunication equipment from Ericsson AB for expansion of the network. The loan is repayable on a biannual basis in equal installments over 9 years and bears an interest rate of USD LIBOR/EURIBOR+0.35% per annum. As of December 31, 2004, $nil was outstanding under the facility.

MBRD—

        In August 2004, Novitel entered into ruble-denominated credit facility with Moscow Bank for Reconstruction and Development ("MBRD"), a related party. The facility allows borrowings of up to 60.0 million ruble ($2.2 million at December 31, 2004). The loan bears interest at 15.00% per annum and is collateralized by equipment with a book value of 63.0 million rubles (approximately $2.3 million at December 31, 2004). The facility was fully repaid by December 2004.

        In 2003, Dontelecom entered into a ruble-denominated loan agreement with MBRD. The amounts borrowed bore interest at 18.5% and were payable in June 2004. As of December 31, 2003, $1.2 million were outstanding under the facility. The loan was fully repaid in June 2004.

        During the year 2003, MTS OJSC signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. During 2003, interest expense on these loans was approximately $0.3 million.

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2004:

Payments due in the year ended December 31,
2005	$370,845
2006	365,749
2007	227,195
2008	447,240
2009	40,100
Thereafter	473,511

$1,924,640

        In December 2004, the Group entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank PLC to hedge MTS' exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. MTS agreed with

ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. MTS agreed with HSBC Bank PLC to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007.These instruments qualify as cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2004, the Group recorded a liability of $0.6 million in relation to these contracts in the accompanying consolidated balance sheet and a loss of $0.5 million, net of tax of $0.1 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements. In 2004, there were no amounts reclassified from other comprehensive income to income due to hedge ineffectiveness.

12.   CAPITAL LEASE OBLIGATIONS

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2004:

Payments due in the year ended December 31,
2005	$10,547
2006	3,233
2007	826
2008	171
2009	169
Thereafter	451

Total minimum lease payments (undiscounted)	15,397
Less amount representing interest	(2,889)

Present value of net minimum lease payments	12,508
Less current portion of lease payable	(8,561)

Non-current portion of lease payable	$3,947

        For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2004, see Note 17.

13.   ACCRUED LIABILITIES

        Accrued liabilities at December 31, 2004 and 2003 were comprised of the following:

	December 31,
	2004	2003
Accrued payroll and vacation	$44,673	$6,595
VAT	32,174	33,545
Interest payable	31,177	32,911
Taxes other than income	23,706	31,139
Other accruals	48,947	39,599

Total accrued liabilities	$180,677	$143,789

14.   INCOME TAX

        MTS' provision for income taxes was as follows for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Current provision for income taxes	$430,687	$285,481	$129,406
Deferred income tax benefit	(76,023)	(43,001)	(18,989)

Total provision for income taxes	$354,664	$242,480	$110,417

        Effective January 1, 2002, the statutory income tax rate in Russia was set at 24%. From January 1, 2004, UMC statutory income tax rate changes from 30% to 25% as a result of changes in Ukranian tax legislation.

        The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Statutory income tax rate for year	24.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	1.0	2.3	2.1
Effect of higher tax rate of UMC	0.2	0.9	—
Currency exchange and transaction gains	1.2	1.6	—
Other	(0.6)	0.4	(0.3)

Effective income tax rate	25.8%	29.2%	25.8%

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2004 and December 31, 2003:

	December 31,
	2004	2003
Assets (liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$48,829	$19,171
Deferred connection fees	22,598	8,805
Subscriber prepayments	18,151	12,030
Accrued expenses	18,934	7,316
Allowance for doubtful accounts	5,220	14,157
Inventory obsolescence	2,759	3,906
Amortization of intangible assets	9,148	5,444
Loss carryforward (Rosico and MSS)	7,171	7,113
Other	4,328	5,683

	137,138	83,625
Valuation allowance	(7,171)	(7,113)

Total deferred tax assets	129,967	76,512

Deferred tax liabilities
Licenses acquired	$(179,935)	$(168,889)
Depreciation of property, plant and equipment	(31,429)	(14,084)
Customer base	(10,746)	(15,506)
Other intangible assets	(9,797)	(11,980)
Other	(8,600)	(2,258)

Total deferred tax liabilities	(240,507)	(212,717)

Net deferred tax liability	(110,540)	(136,205)

Net deferred tax assets, current	$49,850	$44,423
Net deferred tax liability, long term	$(160,390)	$(180,628)

        As of December 31, 2004, the Group had a tax loss carryforward in the amount of $29,879 related to operations of Rosico. As of December 31, 2003, the Group had taxable losses carryforwards in the amount of $29,638 related to operations of Rosico and MSS. These loss carryforwards resulted in deferred tax assets at December 31, 2004 and December 31, 2003 in the amounts of $7,171 and $7,113, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. While Rosico was merged into MTS OJSC in June 2003, the Group has still recorded a valuation allowance for the entire amount of the available tax loss carryforward related to Rosico as MTS has not yet performed all procedures necessary to determine what amounts will be available for deductions in the future.

        The Group does not record a deferred tax liability related to undistributed earnings of UMC, as it intends to permanently reinvest these earnings. The undistributed earnings of UMC amounted to $559.5 and $327.8 million as of December 31, 2004 and 2003, respectively.

15.   SHAREHOLDERS' EQUITY

        In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the years ended December 31, 2004, 2003 and 2002 that is distributable under Russian legislation totaled 15,209 million rubles ($527.9 million), 13,423 million rubles ($437.4 million) and 10,759 million rubles ($343.3 million), respectively.

        In December 2004, the shareholder of the Group T-Mobile Worldwide Holding GMBH sold 15.09% stake in MTS on the open market in the form of GDRs.

16.   STOCK BONUS AND STOCK OPTION PLANS

        In 2000, MTS established a stock bonus plan and stock option plan (the "Option Plan") for selected officers, key employees and key advisors. During its initial public offering in 2000 (see Note 1) MTS allotted 9,966,631 shares of it common stock to fund the Option Plan.

        During 2004, 2003 and 2002, MTS made several grants pursuant to its stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with the Company.

        A summary of the status of the Group's Option Plan is presented below:

	Shares	Weighted average exercise price, U.S. dollar
Outstanding at January 1, 2002	1,829,221	1.31
Granted	2,846,681	1.49
Forfeited	(27,481)	1.31

Outstanding at December 31, 2002	4,648,421	1.42

Granted	1,952,632	2.43
Exercised	(37,557)	1.31
Exchanged for cash award	(1,746,310)	1.31
Forfeited	(19,776)	1.31

Outstanding at December 31, 2003	4,797,410	1.87

Granted	1,665,256	5.95
Exercised	(2,726,966)	1.49
Forfeited	(204,730)	1.92

Outstanding at December 31, 2004	3,530,970	4.09

        As of December 31, 2004, the Group had the following stock options outstanding:

Exercise prices	Number of shares	Remaining weighted average life (years)
2.43	1,868,214	0.54
5.95	1,662,756	1.54

	3,530,970

        None of the options outstanding at December 31, 2004 and 2003 were exercisable.

        According to the terms of the Option Plan, the exercise price of the options equals the average market share price during the hundred day period preceding the grant date. The difference in the exercise price of the option and the market price at the date of grant is shown as unearned compensation in the consolidated statements of changes in shareholders' equity and is amortized to expense over the vesting period of 2 years. This amount historically had been insignificant to the consolidated financial statements.

        The Group's Option Plan does not routinely allow a grantee to receive cash in lieu of shares, however due to the lack of liquidity for the Group's stock in the Russian market, 1,746,310 options were cancelled by MTS in 2003 and exchanged for a cash award of $2.9 million.

        The fair value of options granted during the three years in the period ended December 31, 2004 were estimated using the binomial option pricing model based on the following assumptions:

	2004	2003	2002
Risk free rate	4.5%	5.2%	6.1%
Expected dividend yield	3%	3%	3%
Expected volatility	48.8%	40.0%	50.0%
Expected life (years)	2	2	2
Fair value of options (per share)	$2.36	$1.02	$0.50

        In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

17.   RELATED PARTIES

        Related party balances as of December 31, 2004 and 2003, comprised of the following:

	December 31,
	2004	2003
Accounts receivable:
Rosno for insurance	$9,065	$—
Kvazar-Micro for information systems consulting	2,161	—
MTT for interconnection	1,497	822
T-Mobile for roaming	1,198	853
Maxima for advertising	884	83
STROM telecom for software	—	1,074
Receivables from investee companies	2,963	524

Total accounts receivable, related parties	$17,768	$3,356

Accounts payable:
Strom Telecom for software	$7,070	$—
MTT for interconnection	2,964	—
T-Mobile for roaming	1,580	—
MTU-Inform for interconnection	2,398	2,398
MGTS for interconnection	607	704
Cetel B.V. for UMC shares	—	27,500
Other	2,390	1,302

Total accounts payable, related parties	$17,009	$31,904

        Transactions with major related parties are described below.

Moscow Bank of Reconstruction and Development ("MBRD")—

        Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2004, MTS' cash position at MBRD amounted to $72.0 million in current accounts. As of December 31, 2003, MTS' cash position at MBRD amounted to $279.7 million, including $265.2 million in time deposits and $14.5 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2004 and 2003 amounted to $6.8 million and $9.9 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Borrowing transactions with MBRD are described in Note 11.

Rosno OJSC—

        MTS arranged medical insurance for its employees and property with Rosno OJSC, whose significant shareholder is Sistema. Insurance premium paid to Rosno OJSC for the years ended December 31, 2004, 2003 and 2002 amounted to $7.6 million, $16.9 million and $4.9 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Kvazar-Micro Corporation ("Kvazar")—

        Kvazar, a Ukrainian based company providing solutions, services, and business consulting in the field of information and communication technologies. Since July 2004, Sistema is a controlling shareholder of Kvazar. In 2004, MTS signed agreements for software implementation services with Kvazar. Related fees for the year 2004 amounted to approximately $9.7 million. Management believes that these agreements are at market terms.

Maxima Advertising Agency ("Maxima")—

        In 2004, 2003 and 2002, MTS had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2004, 2003 and 2002 amounted to $48.9 million, $23.7 million and $12.1 million, respectively. Management believes that these agreements are at market terms.

Telmos—

        In 2004, 2003 and 2002, MTS had interconnection and line rental arrangements with, and received domestic and international long-distance services from Telmos, a subsidiary of Sistema. Interconnection and line rental expenses for the years 2004, 2003 and 2002 comprise $1.6 million, $1.6 million and $1.8 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network ("MGTS")—

        In 2004, 2003 and 2002, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Rental expenses for the years 2004, 2003 and 2002 amounted to $5.9 million, $4.5 million and $3.4 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform—

        In 2004, 2003 and 2002, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary at Sistema. Interconnection and rental expenses for the years 2004, 2003 and 2002, were $25.7 million, $23.3 million and $24.3 million, respectively. In 2003 and 2002, MTS also purchased telephone numbering capacity from MTU-Inform for $2.0 million and $2.6 million, respectively. Management believes that these agreements are at market terms.

Comstar—

        In 2004, 2003 and 2002, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Cost of interconnecton and line rental services rendered by Comstar for the years 2004, 2003 and 2002 amounted to $3.1 million, $3.6 million and $3.5 million, respectively. In 2004, MTS also purchased telephone numbering capacity from Comstar for $4.2 million. Management believes that these agreements are at market terms.

T-Mobile—

        In 2004, 2003 and 2002, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Roaming expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $6.1 million, $1.7 million and $1.1 million, respectively. Management believes that these agreements are at market terms.

Invest-Svyaz-Holding—

        In 2004 and 2003, MTS entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS and a wholly-owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with requirements of SFAS No. 13, "Accounting for Leases." The present value of future lease payments due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 14% to 44%, which management believes are market terms.

        The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2004:

Payments due in the year ended December 31,
2005	$8,174
2006	3,058
2007	653

Total minimum lease payments (undiscounted)	11,885
Less amount representing interest	(2,436)

Present value of net minimum lease payments	9,449
Less current portion of lease obligations	(6,103)

Non-current portion of lease obligations	$3,346

        In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group.

        For the year ended December 31, 2004, principal and interest paid to Invest-Svyaz-Holding were $6.4 and $4.1, respectively. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2003, were $5.4 million and $3.3 million, respectively. Principal and interest paid for the year ended December 31, 2002, were $2.9 million and $1.4 million, respectively. Management believes that these agreements are at market terms.

STROM telecom—

        During 2004 and 2003, the Group entered into a number of agreements with STROM telecom, a subsidiary of Sistema, for a total amount up to $116.5 and $32.3 million, respectively. Pursuant to these contracts, the Group purchased in 2004 and 2003 billing systems and communication software support systems for approximately $9.1 and $23.7 million, respectively. Advances paid under these agreements and outstanding as of December 31, 2004 and 2003, amount to $51.0 million and $1.1 million, respectively.

MTT—

        In 2004, MTS had interconnection and line rental agreements with MTT, a subsidiary at Sistema. Interconnection expenses for the year 2004 amounted to $16.1 million. Management believes that these agreements are at market terms.

        See Note 3 for other related parties transactions.

18.   GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	December 31,
	2004	2003	2002
Salaries and social contributions	$256,989	$156,808	$84,706
Repair and maintenance	81,538	39,406	20,361
General and administrative	72,586	42,530	26,549
Rent	54,054	31,968	15,578
Billing and data processing	28,238	22,067	9,549
Taxes other than income	50,033	40,432	39,119
Consulting expenses	19,694	11,361	7,692
Insurance	7,554	7,351	6,774
Inventory obsolescence expense	4,610	3,307	5,614

General and administrative expenses	$575,296	$355,230	$215,942

19.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        At December 31, 2004 and 2003, the Group's investments in and advances to associates included, respectively, the following:

	December 31,
	2004	2003
MTS Belarus—loans receivable	$51,894	$51,481
MTS Belarus—equity investment	27,699	5,884
Primtelefon—equity investment	—	31,174
Astrakhan Mobile and Volgograd Mobile—equity investment	—	5,806
Astrakhan Mobile and Volgograd Mobile—loans receivable	—	6,850
Volgograd Mobile—loans receivable	—	204
MSS—note receivable	—	827
Receivables from other investee companies	1,642	1,359

Total investments in and advances to associates	$81,235	$103,585

MTS Belarus—

        As of December 31, 2004 and 2003, the Group provided MTS Belarus with a total of $51.9 million and $51.5 million in loans, respectively. These loans bear interest at 3.00% to 11.00% per annum. In addition, the Group guarantees the debt of MTS Belarus in the amount of $25.0 million to several banks.

Primtelefon, Astrakhan Mobile and Volgograd Mobile—

        As described in Note 3, in August 2003 the Group purchased equity interests in various Russian regional mobile operators, including stakes in Primtelefon, Astrakhan Mobile and Volgograd Mobile, as a part of its strategic business plans.

        Following the acquisition in 2004 of the additional stakes in Primtelefon, Astrakhan Mobile and Volgograd Mobile, those companies have been consolidated starting June 30, 2004 for Primtelefon and September 1, 2004 for both Astrakhan Mobile and Volgograd Mobile.

        The Group's share in net income of unconsolidated affiliates is included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2004, 2003 and 2002, this share amounted $24.2 million, $2.7 million and nil net income, respectively.

20.   OPERATING LICENSES

        In connection with providing telecommunication services, the Group has been issued various operating licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group was granted access to various telecommunication licenses through acquisitions. At December 31, 2004 and 2003, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2004	2003
Moscow license area (MTS OJSC)	$255,812	$255,812
Ukraine (UMC)	171,815	151,857
Krasnodar and Adigeya regions (Kuban-GSM)	124,396	124,396
Five regions of Asian Russia (Telecom-900))	91,202	84,395
North-Western region (Telecom XXI)	74,639	74,639
Tatarstan Republic (TAIF Telcom)	104,159	68,407
Krasnoyarsk region, Taimyr region and Khakassia Republic (Sibchallenge)	52,625	52,625
Tomsk region (TSS)	49,282	49,282
Bashkortostan Republic (BM Telecom)	48,932	48,932
Far East (Primtelefon)	48,107	—
Uzbekistan (Uzdunrobita)	40,861	—
Rostov region (Dontelecom)	22,067	22,067
Seven regions of European Russia	19,503	19,503
Other	85,029	8,212

Licenses, at cost	1,188,429	960,127
Accumulated amortization	(417,158)	(257,024)

Licenses, net	$771,271	$703,103

        Amortization expense for the years ended December 31, 2004, 2003 and 2002, amounted to $160.1 million, $113.6 million and $63.7 million, respectively.

        Based on the amortizable intangible assets existing at December 31, 2004, the estimated future amortization expenses are $222.9 million during 2005, $168.5 million during 2006, $125.6 million during 2007, $75.8 million during 2008, $37.3 million during 2009 and $140.8 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

        Each of the Group's licenses, except the licenses covering the Moscow license area and Uzbekistan, contains a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. Management believes that the Group is in compliance with all material terms of its licenses.

        The Group's operating licenses do not provide for automatic renewal. The Group has limited experience with the renewal of its existing licenses. However, management believes that licenses required for the Group's operations will be renewed upon expiration.

21.   COMMITMENTS AND CONTINGENCIES

Capital Commitments—

        As of December 31, 2004, the Group had executed non-binding purchase agreements in the amount of approximately $164.7 million to subsequently acquire property, plant and equipment.

Operating Leases—

        The Group has entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2053. Rental expenses under these operating leases of $54.0 million, $32.0 million and $15.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, are included in general and administrative in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at December 31, 2004 are as follows:

Payments due in the years ended December 31,
2005	$33,459
2006	17,787
2007	14,021
2008	10,670
2009	7,261
Thereafter	35,475

Total	$118,673

Operating Licenses—

        Since the commencement of MTS' operations in 1994, a number of telecommunication licenses for the Russian Federation were issued to MTS and its now consolidated subsidiaries. These license agreements stipulate that certain fixed "contributions" are to be made to a fund for the development of telecommunication networks in the Russian Federation. Most of MTS' current licenses provide for the payment of such fees, which in the aggregate could total approximately $103.0 million, as at December 31, 2004. According to the terms of licenses, such contributions are to be made during the license period upon the decision and as defined by the Board of Directors of the Association of GSM-900 Operators (the "Association"). The Association is a non-governmental, not-for-profit association, and its Board of Directors comprises of representatives of the major cellular communications companies, including MTS.

        The Association has not adopted any procedures enforcing such payments and no such procedures have been established by the Russian legislation. To date, MTS has not made any such payments pursuant to any of the current operating licenses issued to MTS and its consolidated subsidiaries. Further, the management of MTS believes that MTS will not be required to make any such payments in the future. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying consolidated financial statements.

Provision for Doubtful Accounts—

        In 2003, MTS incurred a loss of $16.7 million due to dealers and subscriber fraud. In 2003, the Group's management took measures to prevent further fraud of that nature. No significant losses from the dealers' fraud were incurred during year ended December 31, 2004.

Issued Guarantees—

        As of December 31, 2004, the Group has issued guarantees to third party banks for the loans taken by Invest-Svyaz-Holding, a shareholder of the Group for a total amount of $21.6 millions (see also Note 17). The guarantees expire by May 2006.

        The Group issued additional guarantees on behalf of MTS-Belarus, an equity investee, for the total amount of $25.0 million. Under these guarantees, the Group could be potentially liable for a maximum amount of $46.6 in case of the borrower's default under the obligations. The guarantees expire by April 2007.

        As of December 31, 2004, no event of default has occurred under any of the guarantees issued by the Group.

Contingencies—

        The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be subject to the government's continued actions with regard to supervisory, legal, and economic reforms.

        On January 1, 2004, a new Law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Group cannot predict with any certainty how the new law will affect MTS. The new law creates a new interconnect pricing regime in 2004 that should be more transparent and unified and it creates a universal service charge calculated as a percentage of revenue, which will be introduced from 2005. The new law may increase the regulation of the MTS operations and until the time when appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

        Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax ("VAT"), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes and others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than those typically found in countries with more developed tax systems.

        In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted and effective January 1, 2002, new regulations, relating to federal income tax were enacted. The new tax system is generally intended to reduce the number of taxes, the overall tax burden on businesses, and to simplify the tax laws.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2004, tax declarations of the Group for the preceding three fiscal years were open to further review.

        In the ordinary course of business, MTS may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the MTS's liability, if any, in all pending litigation, other legal proceeding or other matters will not have a material effect upon the financial condition, results of operations or liquidity of MTS.

        Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

UMC—

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against MTS and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to MTS. The complaint also seeks an order that would prohibit MTS from alienating 51% of its stake in UMC until the claim is resolved.

        On August 12, 2004, the Kiev Commercial Court rejected a claim of General Prosecutor of Ukraine against MTS. No appellation was filed to the Court by the office of General Prosecutor of Ukraine within an established period. As of the date of these statements an office of General Prosecutor of Ukraine filed a request to the Constitutional Court of Ukraine to clear out terms of the State Privatization Plan for 2000-2002 and respond whether Ukrtelecom had a right to sell 51% stake in UMC.

        MTS believes that it acquired a stake in UMC in full compliance with the Ukrainian law and, if required, intends to vigorously defend its acquisition of UMC.

22.   SEGMENT INFORMATION

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group's business is organized based on geographical operations. Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

        Intercompany eliminations presented below consist primarily of the following items: intercompany sales transactions, elimination of gross margin in inventory and other intercompany transactions conducted under the normal course of operations.

        At December 31, 2004, the Group has several operating segments, of which four are reportable segments—MTS OJSC, UMC, Telecom XXI and Kuban-GSM.

	Year ended December 31,
	2004	2003	2002
Revenue:
MTS OJSC	$2,129,544	$1,471,198	$1,044,877
UMC(1)	832,313	394,038	—
Telecom XXI	297,194	210,460	79,166
Kuban-GSM	225,350	168,401	79,317
Other	796,256	432,770	211,826
Intercompany eliminations	(393,663)	(130,669)	(53,430)

Total revenue	$3,886,994	$2,546,198	$1,361,756

Depreciation and amortization:
MTS OJSC	$253,485	$199,946	$144,004
UMC	124,935	66,392	—
Telecom XXI	57,265	36,782	17,343
Kuban-GSM	68,140	32,299	21,224
Other	175,221	82,185	27,109
Intercompany eliminations	(3,317)	(1,688)	—

Total depreciation and amortization	$675,729	$415,916	$209,680

Operating income:
MTS OJSC	$728,101	$527,837	$365,698
UMC	317,860	131,704	—
Telecom XXI	104,936	80,632	2,331
Kuban-GSM	74,622	74,599	27,725
Other	198,390	123,577	72,806
Intercompany eliminations	(4,846)	(15,751)	(4,189)

Total operating income	$1,419,063	$922,598	$464,371

Total operating income	$1,419,063	$922,598	$464,371
Currency exchange and transaction losses (gains)	(6,529)	(693)	3,474
Interest income	(21,792)	(18,076)	(8,289)
Interest expense	107,956	106,551	44,389
Other (income)/expenses	(33,456)	3,420	(2,454)

Income before provision for income taxes and minority interest	$1,372,884	$831,396	$427,251

Additions to long-lived assets:
MTS OJSC	$679,023	$389,446	$360,598
UMC(1)	303,761	900,465	—
Telecom XXI	62,333	174,128	175,361
Kuban-GSM	69,689	172,949	199,225
Other	714,344	393,526	169,378

Total additions to long-lived assets	$1,829,150	$2,030,514	$904,562

(1)
Acquired in March 2003.

	December 31,
	2004	2003
Long-lived assets:
MTS OJSC	$1,891,869	$1,454,570
UMC, including goodwill in the amount of $8,000 as of December 31, 2004 and 2003	838,020	648,812
Telecom XXI	295,505	288,256
Kuban-GSM	279,883	276,883
Other, including goodwill in amounts of $100,329 and $533 as of December 31, 2004 and 2003, respectively	1,174,582	623,037
Intercompany eliminations.	(37,408)	(19,702)

Total long-lived assets	$4,442,451	$3,271,856

Total assets:
MTS OJSC	$2,717,814	$2,328,426
UMC	993,997	772,792
Telecom XXI	363,888	345,784
Kuban-GSM	393,656	319,546
Other	1,573,239	727,600
Intercompany eliminations	(461,407)	(268,797)

Total assets	$5,581,187	$4,225,351

23.   SUBSEQUENT EVENTS

The Notes—

        On January 27, 2005, MTS Finance issued $400.0 million 8.00% unsecured notes at 99.736%. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 28, 2012. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 28 and July 28, commencing on July 28, 2005. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $398.9 million.

ADS Ratio Change—

        In December 2004, the Group announced that it will be changing its current ADS ratio effective January 3, 2005, the first trading day in 2005. The ratio has changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares.

Acquisition of Subsidiary—

        In February 2005, MTS signed an agreement to acquire a 74.9% stake in Sweet-Com LLC, a holder of 3.5GHz radio frequency allocation for Moscow region, for a cash consideration of $2.0 million. The Company is providing wide-range radio access services for the "last mile" based on the Radio-Ethernet technology.

        The purchase price allocation for this acquisition has not been yet finalized at the date of these statements.

Tax Audit—

        In March 2005, the Russian tax authorities audited MTS OJSC's compliance with tax legislation for the year ended December 31, 2002. Based on the results of this audit, the Russian tax authorities assessed that 372,152 thousand roubles (approximately $13.4 million as at December 31, 2004) of additional taxes, penalties and fines were payable by the Group. The Group has prepared and filed with the Arbitrary Court of Moscow a petition to recognize the tax authorities' resolution as partially invalid. The amount of disputed taxes and fines equals 281,504 thousand roubles (approximately $10.1 million).

CSFB Loan—

        In April 2005, the loan due to Credit Swiss First Boston in the amount of $140.0 million was fully repaid.

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
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. Offer and Listing Details
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
Contractual Maturity Date as of December 31, 2004
  Item 12. Description of Securities Other Than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemption from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17 . Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM