Form 20-F
period 2006-12-31
MOBILE TELESYSTEMS OJSC
filed 2007-06-25
CIK 1115837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐                                   Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒                                 Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐                                   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐                                   Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 5 SHARES OF COMMON STOCK	NEW YORK STOCK EXCHANGE
COMMON STOCK, PAR VALUE 0.10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,977,404,009 ordinary shares, par value 0.10 Russian rubles each and 155,310,125 American Depositary Shares, as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(1)              Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

i

Unless the context otherwise requires, references to “MTS,” “we,” “us,” or “our” refer to Mobile TeleSystems OJSC and its subsidiaries. “UMC” refers to Ukrainian Mobile Communications, our Ukrainian operations, which we acquired in March 2003. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS Belarus. As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

In this document, references to “U.S. dollars,” “dollars,” “$” or “USD” are to the lawful currency of the United States, references to “rubles” or “RUR” are to the lawful currency of the Russian Federation, references to “hryvnias” are to the lawful currency of Ukraine and references to “€,” “euro” or “EUR” are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “may,” “should,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on Our Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•       strategies, outlook and growth prospects;

•       future plans and potential for future growth;

•       liquidity, capital resources and capital expenditures;

•       growth in demand for our services;

•       economic outlook and industry trends;

•       developments of our markets;

•       the impact of regulatory initiatives; and

•       the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the economies of Russia, Ukraine and certain other Commonwealth of Independent States, or CIS, political stability in Russia, Ukraine and certain other CIS countries, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

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

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

A.                Selected Financial Data

The selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 2002 and 2003, and as of December 31, 2002, 2003 and 2004, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, “D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” Certain industry and operating data are also provided below.

	Years Ended December 31,
	2002	2003	2004	2005	2006
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$1,299,141	$2,465,089	$3,800,271	$4,942,288	$6,287,100
Sales of handsets and accessories	62,615	81,109	86,723	68,730	97,154
Total net operating revenues	1,361,756	2,546,198	3,886,994	5,011,018	6,384,254
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	196,445	301,108	481,097	732,867	1,223,715
Cost of handsets and accessories	90,227	173,071	218,590	254,606	209,260
Sales and marketing expenses	171,977	326,783	460,983	608,092	607,835
Depreciation and amortization expenses	209,680	415,916	675,729	907,113	1,095,981
Sundry operating expenses(1)	229,056	406,722	631,532	876,309	1,113,727
Net operating income	464,371	922,598	1,419,063	1,632,031	2,133,736
Currency exchange and transaction losses (gains)	3,474	(693)	(6,529)	(10,319)	(24,051)
Other income (expenses):
Interest income	(8,289)	(18,076)	(21,792)	(24,828)	(13,055)
Interest expense, net of capitalized interest	44,389	106,551	107,956	132,474	177,145
Equity in net income of associates	—	(2,670)	(24,146)	(42,361)	(58,083)
Bitel investment and write off	—	—	—	—	320,000
Other income (expenses), net	(2,454)	6,090	(9,310)	13,211	65,913
Total other income (expenses), net	33,646	91,895	52,708	78,496	491,920
Income before provision for income taxes and minority interest	427,251	831,396	1,372,884	1,563,854	1,665,867
Provision for income taxes	110,417	242,480	354,664	410,590	576,103
Minority interest	39,711	71,677	30,342	26,859	14,026
Net income	$277,123	$517,239	$987,878	$1,126,405	$1,075,738
Dividends declared(2)	—	$111,355	$219,918	$402,692	$561,629

Net income per share, basic and diluted	0.14	0.26	0.50	0.57	0.54
Dividends declared per share	—	0.06	0.11	0.20	0.28
Number of common shares outstanding	1,983,359,507	1,983,397,064	1,986,124,030	1,987,925,652	1,977,404,009
Weighted average number of common shares outstanding	1,983,359,507	1,983,374,949	1,984,497,348	1,986,819,999	1,987,610,121
Consolidated cash flow data:
Cash provided by operating activities	$412,772	$965,984	$1,711,589	$1,803,610	$2,389,903
Cash used in investing activities	(697,921)	(1,910,087)	(1,543,201)	(2,458,347)	(1,790,549)
(of which capital expenditures)(3)	(574,272)	(958,771)	(1,358,944)	(2,181,347)	(1,721,968)
Cash (used in)/provided by financing activities	100,817	997,545	10,773	461,528	(464,066)
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$64,661	$335,376	$347,510	$106,343	$276,036
Property, plant and equipment, net	1,344,633	2,256,076	3,234,318	4,482,679	5,297,669
Total assets	2,283,296	4,225,351	5,581,187	7,545,780	8,573,945
Total debt (long-term and short-term)(4)	454,485	1,660,334	1,937,148	2,850,557	3,078,452
Total shareholders’ equity	1,302,044	1,723,910	2,523,323	3,294,089	3,751,781
Including capital stock(5)	40,352	40,361	43,162	45,024	(64,220)
Financial ratios (end of period):
Total debt/total capitalization(6)	25.9%	49.1%	43.4%	46.4%	45.1%
Industry and operating data:(7)
Mobile penetration in Russia (end of period)	12%	25%	51%	87%	105%
Mobile penetration in Ukraine (end of period)	—	13%	29%	64%	105%
Subscribers in Russia (end of period, thousands)(8)	6,644	13,370	26,540	44,219	51,222
Subscribers in Ukraine (end of period, thousands)(8)	—	3,349	7,374	13,327	20,003
Overall market share in the Moscow license area (end of period)	43%	43%	45%	45%	42%
Overall market share in Russia (end of period)	38%	37%	36%	35%	34%
Overall market share in Ukraine (end of period)	—	51%	53%	44%	41%
Average monthly usage per subscriber in Russia (minutes)(9)	159	144	157	128	129
Average monthly usage per subscriber in Ukraine (minutes)(9)	—	97	114	117	142
Average monthly service revenue per subscriber in Russia(10)	$23	$17	$12	$8	$8
Average monthly service revenue per subscriber in Ukraine(10)	—	$15	$13	$10	$7
Subscriber acquisition costs in Russia(11)	$35	$26	$21	$19	$23
Subscriber acquisition costs in Ukraine(11)	—	$32	$19	$14	$10
Churn in Russia(12)	33.9%	47.3%	27.5%	20.7%	23.3%
Churn in Ukraine(12)	—	23.8%	15.8%	21.8%	29.9%

  (1)      “Sundry operating expenses” consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the “universal services reserve fund”).

  (2)      Includes dividends on treasury shares of $1.1 million, $1.5 million and $6.0 million for the years ended December 31, 2004, 2005 and 2006, respectively. The Board of Directors recommended that the annual general meeting of shareholders to be held on June 29, 2007, approve annual cash dividends in the amount of $747.4 million (including dividends on treasury shares of $6.0 million) for the year 2006, payable in 2007. See also “Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends.”

  (3)      Capital expenditures include purchases of property, plant and equipment and intangible assets.

  (4)      Includes notes payable, bank loans, capital lease obligations and other debt.

  (5)      Calculated as common stock less treasury stock.

  (6)      Calculated as book value of total debt divided by the sum of the book values of total shareholders’ equity and total debt at the end of the relevant period. See note 4 above for the definition of “total debt.”

  (7)      Source: Sotovik, J’Son & Partners, AC&M-Consulting, Ukrainian News and our data. None of this data is derived from our audited consolidated financial statements.

  (8)      We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of prepaid tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM,” or prepaid, subscribers.

  (9)      Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(10)      Average monthly service revenue per subscriber is calculated by dividing our service revenues for a given period, including guest roaming and fees for connecting users of other operators’ fixed line and wireless networks to our network, or interconnect fees, by the average number of our subscribers during that period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(11)      Subscriber acquisition costs are calculated as total sales and marketing expenses and handset subsidies for a given period divided by the total number of gross subscribers added during that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(12)      We define our churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. For Ukraine, the 2003 figure has been annualized based on the months of March through December 2003. The significant decrease in the 2004 churn rate in Ukraine is largely attributable to the change in our churn policy for “Jeans” and “SIM-SIM” subscribers in Ukraine. See note 7 above. Under the previous churn policy, the 2004 churn rates would have been 23%.

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

Investors in emerging markets such as the Russian Federation, Ukraine and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

If our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, financial condition, results of operations and prospects would be materially adversely affected.

On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of “strategic” state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor’s claim.

On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has not yet responded to the General Prosecutor’s request.

If the Constitutional Court of Ukraine determines that Ukrtelecom’s sale of its stake in UMC contradicted the terms of the Ukrainian privatization law, the General Prosecutor would be able to request the Kiev Commercial Court to reopen the case based on new circumstances and could potentially include additional plaintiffs that were not parties to the original proceeding and/or additional claims.

In addition, as UMC was formed during the time when Ukraine’s legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, financial condition, results of operations and prospects would be materially adversely affected.

Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of our ADSs.

We are controlled by Sistema, which currently controls 53.1% of our outstanding shares. If not otherwise required by Russian law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and, as long as it holds, either directly or indirectly, a majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders’ meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other shareholders and holders of our ADSs.

Sistema has outstanding a significant amount of indebtedness, including $350.0 million of notes maturing in 2008, $350.0 million of notes maturing in 2011 and $600.0 million outstanding under a $600.0 million credit facility agreement Sistema entered into with Vneshtorgbank, maturing in 2010. Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

Sistema voted in favor of declaring dividends of $220.0 million in 2004, $402.6 million in 2005 and $561.6 million in 2006. The indentures relating to our notes do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

Sistema also owns an interest in Sky Link CJSC, which operates on a CDMA-2000 standard in a number of key regions, including Moscow and St. Petersburg. Sky Link may pursue business strategies that specifically target high-end businesses and residential customers, which could result in increased competition for us.

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease of our revenues.

The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as WiFi, WiMAX, EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, we cannot assure you that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. We cannot assure you that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, we cannot assure you that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

A decline in relations between Russia and the other countries where we operate could materially adversely affect our business, financial condition, results of operations and prospects.

We have operations in Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus and may expand into other countries in the future, which have had in the past strained relationships with Russia. Any new tensions between Russia and these countries or further declines in such relationships could materially adversely affect our business, financial condition and results of operations.

For example, the relationship between Ukraine and Russia has been historically strained due, among other things, to Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of an 18% value-added tax, or VAT, on Ukrainian imports and border disputes. Tensions between Russia and Ukraine were recently ignited in relation to a dispute over the decision of Gazprom, the Russian gas monopoly, to increase the price of natural gas sold to Ukraine. Although this dispute was settled in January 2006 with the parties’ entry into a new gas transportation contract, the terms of this contract have been subject to severe criticism in both countries and led, among other things, to the Ukrainian parliament’s attempt to dismiss the Ukrainian government in January 2006. A decline in Ukraine-Russia relations and any changes adversely affecting energy supplies from Russia to Ukraine and/or Ukraine’s export of goods and services to Russia could materially adversely impact the Ukrainian economy, our Ukrainian operations and our financial condition, results of operations and prospects.

In addition, the relationship between Turkmenistan and Russia has been strained over the supply and payment of gas from Turkmenistan. In 1994, the Russian government refused to export Turkmen gas to hard currency markets and, in addition, certain major customers in the former Soviet Union fell behind in their payments for the supply of gas. These two factors contributed to a sharp fall in industrial production and an increase in the country’s deficits. In September 2006, Turkmenistan threatened to cut off gas supplies to Russia until the Russian government ultimately agreed to increase the amount it pays for Turkmen natural gas from $65 to $100 per 1,000 cubic meters. Any further decline in Turkmenistan-Russia relations and any changes adversely affecting Turkmenistan’s export of oil and natural gas to hard currency markets via Russian export routes could materially adversely impact the economy in Turkmenistan and, in turn, our business, financial condition, results of operations and prospects.

We face significant risks with respect to our operations in Turkmenistan due to the country’s current political, economic and legal uncertainty.

Turkmenistan has taken a cautious approach to economic reform, attempting to use revenues from its oil and gas and cotton sales to sustain the economy. Nonetheless, in 2004 the unemployment rate was approximately 60% and, in 2003, 58% of the population was estimated to be living below the poverty line. Between 1998 and 2002, Turkmenistan suffered from a lack of adequate export routes for its natural gas, and from its short-term debt obligations. Economic prospects in the near future are discouraging due to widespread poverty in Turkmenistan and high levels of debt. If the economy continues to suffer and the people of Turkmenistan lack the disposable income required to purchase our telecommunications services, then our business, financial condition and results of operations could suffer.

We are in the process of transferring to a new billing system, which could have a material adverse effect on our business and results of operations in the short term.

We are in the final stages of implementing a new billing system, which we expect to complete in Russia in July 2007. The transition to the new billing system in the other countries where we operate will take longer to complete. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, we are still required to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience for subscribers in the short term. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If we cannot successfully develop our network or integrate our acquired businesses, we will be unable to expand our subscriber base and maintain our profitability.

We plan to expand our network infrastructure by extending coverage and increasing the capacity of our existing network in the Moscow and regional license areas, as well as by further developing our operations in Ukraine, Uzbekistan and Turkmenistan and making investments in MTS Belarus.

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

We also may face risks during the course of our expansion into countries outside of the Russian Federation. Differing cultures and more uncertain business operating environments could lead to lower profitability and higher risks to our business. For example, in 2005 we acquired a 51% stake in the company owning indirectly 100% of Bitel LLC (“Bitel”), a mobile operator holding a Global System for Mobile Communications, or GSM, 900/1800 license for the entire territory of the Kyrgyz Republic. In December 2005, Bitel’s corporate offices were seized by a third party following a ruling by the Kyrgyz Supreme Court. See “—Legal Risks and Uncertainties—Our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of our acquisition and resulted in our write off of the costs relating to the purchase of Bitel, and we may face significant liabilities to the seller and Bitel.”

The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with fixed line and mobile (zonal, intercity and international) operators in Russia, Ukraine and other countries in which we operate. Fees for interconnection are established by agreements with network operators and vary, depending on the network used, the nature of the call and the call destination.

In Russia, the government plans to privatize Svyazinvest, a holding company that controls Rostelecom, Russia’s primary domestic and international long distance operator, and certain regional fixed line operators. In Ukraine, the government plans to privatize Ukrtelecom, which has a market share of over 80% of all fixed line telecommunications services in Ukraine. The timing of these privatizations is not yet known, and it is unclear how these privatizations will affect our interconnection arrangements and costs.

Although Russian legislation requires that operators of public switched telephone networks, or PSTNs, may not refuse to provide interconnections or discriminate against one operator over another, we believe that, in practice, some public network operators attempt to impede wireless operators by delaying interconnection applications and establishing technical conditions for interconnection feasible only for certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations.

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

Under the Ukrainian Telecommunications Law adopted in November 2003, the National Commission for the Regulation on Communications, or the NCRC, commencing January 1, 2005, is authorized to regulate the tariffs for public telecommunications services rendered by fixed line operators, whereas the mobile cellular operators (including UMC) are entitled to set their retail tariffs and negotiate interconnect rates with other operators. However, the NCRC would be entitled to regulate the interconnect rates of any mobile cellular operator declared a “dominant market force” by the Antimonopoly Committee of Ukraine, or the AMC. Although UMC currently has over a 41% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. Government regulation of our interconnect rates could limit or decrease our interconnect revenues, which could have a material adverse effect on our results of operations.

In addition, we believe that the state-owned fixed line operator monopolies, Ukrtelecom and UTEL, are currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed line operators’ networks by mobile cellular operators. Such increases could cause our costs to increase, which could have a material adverse effect on our results of operations. Similarly, Ukrtelecom and UTEL may cause substantial decreases in interconnect rates for access to mobile cellular operators’ networks by fixed line operators, which could cause our revenues to decrease and materially adversely affect our results of operations.

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

A loss of allocated spectrum, which is not replaced by other adequate allocations, could also have a substantial adverse impact on our network capacity. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

We may not realize the benefits we expect to receive from our investments in third-generation, or 3G, wireless services, which could have a material adverse effect on our business and results of operations.

On April 20, 2007, the Federal Communications Agency awarded Megafon, Vimpelcom and us a license to provide 3G services in the Russian Federation. The 3G license will allow us to provide mobile radio telephone services using the IMT-2000/UMTS standard. Historically, mobile operators that have developed 3G networks have experienced various difficulties and challenges, including a limited supply of 3G-compatible handsets, limited international roaming capabilities, as well as 3G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G network and may be unable to fully resolve them. For example, we cannot be certain that:

•       our 3G network and services will deliver the quality and level of service that our customers demand or prefer;

•       we will be able to provide all contemplated 3G services at reasonable prices and within a reasonable timeframe;

•       manufacturers and content providers will develop and offer products and services for our 3G network on a timely basis;

•       there will be sufficient demand for 3G services in the markets where we operate;

•       our 3G network will be commercially viable in all of the locations we are required to operate pursuant to our 3G license;

•       our competitors will not offer similar services at lower prices; and

•       changes in the Russian government’s policies, rules, regulations or practices will not affect our network rollout or our business operations.

In addition, Russian military authorities also use frequencies on the 3G spectrum. During the construction of the 3G network, we will have to ensure that there will not be any overlap of frequencies used by us for commercial purposes and the Russian military.

Moreover, licenses for the use of code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Currently, CDMA technology is offered by certain mobile operators in Russia using the NMT-450 standard. If CDMA operators were able to develop a widespread network throughout Russia, we would face increased competition.

Potential competition from other 3G or CDMA providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely effect our business, financial condition and results of operations.

Because we lack a comprehensive back-up system for our network and insurance for our computer systems, a network or computer systems failure could prevent us from operating our business and lead to a loss of subscribers, damage to our reputation and violations of the terms of our licenses and subscriber contracts and penalties.

We are able to deliver services only to the extent that we can protect our network systems against damage from communications failures, computer viruses, power failures, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center was unable to function, significant disruptions to our systems would occur, including our inability to provide services. Disruptions in our services occurred in the Moscow license area on May 30, 2003, in the Kiev license area on August 31, 2004 and September 1-2, 2004, in the Nizhny Novgorod license area on December 10, 2004, 2005, in the Kirov license area on December 21, 2004, in the Ekaterinburg license area on February 21-22, 2005, in the Moscow license area on May 25-27, 2005, in the Saransk license area on September 1, 2005 and October 6, 2005 and in the Orenburg license area on November 15, 2005. These types of disruptions may recur, which could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

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

Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

Each of our licenses requires service to be offered by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates. In addition, all of our licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction and interconnection rules, among others. If we fail to comply with the requirements of applicable Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. A suspension or termination of our licenses or other necessary governmental authorizations could have a material adverse effect on our business and results of operations.

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

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Nonetheless, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

Our telecommunications licenses expire in various years from 2007 to 2013 and may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

In addition, the license requirements in our current telecommunications licenses may not comply with the requirements set forth in the new regulations effective from January 1, 2006. Although such non-compliance will not invalidate our licenses, the Federal Service for Supervision in the Area of Mass Media, Communications and Protection of Cultural Heritage, or Rossvyazokhrankultura, is requiring communications operators to apply for amendments of all their licenses granted prior to January 1, 2004. We were not able to have all our licenses issued prior to January 1, 2004, amended prior to January 1, 2006. We are currently bringing our older licenses in line with the new requirements, and expect this process to be completed by the end of 2008. We will be subject to penalties for non-compliance if our licenses are suspended or terminated.

Failure to renew our telecommunications licenses or receive renewed licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

We engage in transactions with related parties, which may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries of Sistema for advertising (Maxima and Mediaplanning), interconnection services (MTT), interconnection and telephone numbering capacity (MGTS, Comstar UTS and MTU-Inform), IT services and hardware purchases (Kvazar-Micro), banking services (MBRD), office leases (MGTS), use of the brand name (Sistema Telecom) and the purchase of a new billing system (Sitronics). Furthermore, we have entered into a number of equipment lease agreements with Invest-Svyaz–Holding, one of our shareholders and a wholly-owned subsidiary of Sistema. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm’s-length transactions.

In the event that our minority shareholders or the minority shareholders of our subsidiaries were to challenge successfully past or future interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions that may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. The provisions of Russian law defining which transactions must be approved as “interested party transactions” are subject to different interpretations and, as a result, we cannot assure you that our and our subsidiaries’ interpretation and application of these provisions will not be subject to challenge. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase of shares by the company and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring minority shareholder or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

Our competitive position and future prospects depend on our senior managers and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel. Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals and, as a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the Russian labor market. We are not insured against the detrimental effects to our business resulting from the loss or dismissal of our key personnel. The loss or decline in services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen in early 2003 and is currently publicly sold in Russia.

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

In December 2003, we completed our internal investigation relating to the theft of our subscriber databases and found that these incidents were due to weaknesses in our internal security in relation to physical access to such information. We have taken measures that we believe will prevent such incidents from occurring in the future, but such incidents may nonetheless recur.

In January 2003, lawsuits were filed by two of our subscribers seeking compensation for damages resulting from the leak of the subscribers’ confidential information. While the subscribers subsequently withdrew their claims, if similar lawsuits are successful in the future, we might have to pay significant damages, including consequential damages, which could have a material adverse effect on our results of operations. Although we make every effort to protect confidential information, future breaches of security and leaks of confidential information, including information relating to our subscribers may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

We face increasing competition in the Russian and Ukrainian markets that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

The Russian and Ukrainian wireless telecommunications services markets are highly competitive. The trend in Russian and Ukrainian government licensing policies has been to increase competition among wireless telecommunications service providers. Russian and Ukrainian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition, including from the potential introduction of new mobile operators in the markets where we operate, may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

If the Federal Antimonopoly Service was to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the Federal Antimonopoly Service was to conclude that an acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.

Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area. As of December 31, 2006, we were categorized as a company with a market share exceeding 35% in Moscow and the Moscow region. This classification, in turn, gives the Federal Antimonopoly Service the power to impose certain restrictions on the businesses of those entities.

Additionally, UMC, which has over a 40% market share of the Ukrainian wireless communications market, can be categorized as a company with a dominant position in the market and become subject to specific government-imposed restrictions. While UMC is currently not categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the Antimonopoly Committee of Ukraine, or the AMC, in April 2004. See “Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition” for additional information.

If we or any of our subsidiaries were to be classified by the Federal Antimonopoly Service (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, the Federal Antimonopoly Service (or AMC, as the case may be) would have the power to impose certain restrictions on their businesses. Specifically, the Russian authorities may impose on us tariffs at levels that could be competitively disadvantageous. Moreover, our refusal to adjust our tariffs according to such government-determined rates could result in the withholding of all our revenues for the benefit of the state. Additionally, restrictions on our expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from fully implementing our business strategy. We may also be required to complete additional license applications at an additional unexpected cost.

We rely heavily on independent dealers to enroll new subscribers. Our failure to maintain and further develop our extensive distribution network of independent dealers may lead to a decrease in our subscriber growth rate, loss of market share and revenues.

We enroll a vast majority of our subscribers through a network of independent dealers. Independent dealers have begun to consolidate their operations and, as a result, have increased their bargaining power when negotiating with mobile telecommunications operators, including us, and have been demanding contract terms and conditions that are less favorable to us. In addition, press reports suggest that certain of our competitors may enter into special preferential arrangements with large retail networks to promote their services to the detriment of other mobile operators on the Russian market. If we fail to maintain and further develop our distribution network of independent dealers, we may be forced to significantly expand our customer service centers and points of sales at a faster rate than we initially intended and incur additional unexpected costs. We may also experience a decrease in our subscriber growth rate, loss of market share and revenues.

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

Risks Relating to Our Financial Condition

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. At December 31, 2006, our consolidated total debt, including capital lease obligations, was approximately $3,078.5 million. Our interest expense for the year ended December 31, 2006 was approximately $177.1 million, net of amounts capitalized.

Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, approximately half of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR and, as a result, our debt obligations can increase if such indices rise. Although we have hedged the risks associated with certain of our debt linked to floating rates of interest, it may not be sufficient to offset significant increases in our other debt that we have not hedged against.

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets, or if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

A disposition by our controlling shareholder of its stake in our company could materially harm our business.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Sistema disposes of its stake in our company or a third party takes a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default, could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity. If Sistema were to dispose of its stake in us, our company may be deprived of the benefits and resources that it derives from Sistema, which could harm our business.

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our GSM network. We spent approximately $1,358.9 million in 2004, approximately $2,181.3 million in 2005 and approximately $1,722.0 million in 2006 for the fulfillment of our capital spending plans. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

Also, currently we are not able to raise equity financing through depositary receipts such as ADRs due to Russian securities regulations providing that no more than 35% (which, prior to December 31, 2005, and at the time of our initial public offering, was 40%) of a Russian company’s shares may be circulated abroad through sponsored depositary receipt programs. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in the exchange rate of the ruble against the U.S. dollar could adversely impact our costs.

A significant portion of our costs, expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar-denominated notes), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. For example, we have had ruble-denominated tariffs and have been charging our subscribers in Russian rubles since January 1, 2007. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. If the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes.

Inflation could increase our costs and adversely affect our results of operations.

The Russian economy has been characterized by high rates of inflation. In both 2005 and 2006, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Our cash holdings are subject to devaluation.

We invest our excess cash in a limited number of ruble-denominated instruments. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia. In 2005, Russian companies were required to convert 10% of those earnings into rubles within seven days of receipt. This conversion requirement was abolished in May 2006. We earned approximately $93.3 million, $99.4 million and $106.9 million in foreign currency in 2004, 2005 and 2006, respectively, primarily from our roaming agreements. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

Indentures relating to our notes and our controlling shareholder Sistema’s notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

The indentures relating to our outstanding notes contain covenants limiting our ability to incur debt, create liens on our properties and enter into sale and lease-back transactions. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

In addition, Sistema, which controls 53.1% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its $350.0 million in aggregate principal amount of notes due 2008 and $350.0 million in aggregate principal amount of notes due 2011, which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In these indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/OIBDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group’s capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

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

Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

•       Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

•        any acquisition by Sistema or its subsidiaries that results in the 50% threshold being exceeded; and

•        any acquisition by us, our subsidiary or our employee benefit plan.

•       We merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema does not beneficially own at least 50% of the total voting power of all shares of common stock of such entity.

•       We no longer beneficially own more than 50% of the issuer’s share capital.

If a change in control occurs, and our noteholders and other debt holders exercise their right to require us to redeem all of their notes or debt, such event could have a material adverse effect on our financial condition and results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group.

For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. The amount of net assets of some of our subsidiaries is below the minimum legal requirements Although we are currently taking steps to remedy this and these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation.

Risks Relating to Our Countries of Operation

Economic Risks

Economic instability in the countries where we operate could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the economies of the countries where we operate have experienced at various times:

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

Although the countries where we operate have benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the economies of these countries have been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. Certain other CIS countries, including Ukraine and Belarus, were similarly affected by these events.

These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian and Ukrainian economies have experienced positive trends, such as the increase in the gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed and, if this happens, our businesses in these countries could suffer.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part, because we are required to do so by Central Bank of Russia regulations and because the ruble is not transferable or convertible outside of Russia. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

The infrastructure in Russia and Ukraine is inadequate, which could disrupt normal business activities, including our business operations.

The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. In addition, the road conditions throughout Russia and Ukraine are poor with many roads not meeting even minimum standards. The Russian and Ukrainian governments are actively considering plans to reorganize the nations’ rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of the physical infrastructure in Russia and Ukraine harms the national economies, adds costs to doing business in these countries and generally disrupts normal business activities. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia and Ukraine, as well as the other countries where we operate, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the economies of the countries where we operate and our business in these countries.

The countries’ economies where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus and businesses in these countries could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia and Turkmenistan produce and export large amounts of oil and gas, the Russian and Turkmen economies are especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could slow or disrupt the Russian and Turkmen economies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

Political and Social Risks

Political and governmental instability in Russia and Ukraine could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Current and future changes in the Russian and Ukrainian governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Ukrainian and Russian presidential elections scheduled for 2007 and 2008, respectively, could bring more volatility to these markets. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability.

The Russian Federation is a federation of 86 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of our shares and ADSs.

In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the regional authorities in three regions in eastern Ukraine threatened to conduct referendums on creating a separate, autonomous region within Ukraine. Though the regional authorities backed down from these threats, and tensions in Ukraine have subsided following the invalidation of the November election results and the new presidential election held in December 2004, the long-term effects of these events and their effect on relations among Ukrainians is not yet fully known. If such tensions in Ukraine are re-ignited in the future, our long-term planning ability and operations in Ukraine could suffer.

Recent political turmoil in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

The Ukrainian parliament voted to dismiss the Ukrainian government on January 10, 2006, less than four months after the last government was dismissed by the Ukrainian president. The latest vote occurred in the wake of widespread criticism of the government for signing a controversial deal on gas supplies from Russia earlier in the month and ahead of the Ukrainian parliamentary elections in March 2006. As a result of the March elections, the previous government continued to perform its duties until the appointment of a new government in August 2006.

Changes to the Ukrainian constitution introduced on January 1, 2006 shifted important powers from the president to parliament, including the right to name the prime minister and form a government. With these new powers, there is a risk that the impasse between the president and parliament will evolve into a protracted political struggle and cause Ukraine’s economy to decline. Any disruption or reversal of political reforms in Ukraine could cause a deterioration in the political, social and economic environment in Ukraine which, in turn, could have a material adverse effect on our operations in Ukraine, our business, financial condition and results of operations. See also “Risks Relating to Our Business—A decline in relations between Russia and the other countries where we operate could materially adversely affect our business, financial condition, results of operations and prospects.”

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in the countries where we operate in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations.

Legal Risks and Uncertainties

Weaknesses relating to the legal system and legislation in the countries where we operate create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of our shares and ADSs.

Each of the countries we operate in is still developing the legal framework required to support a market economy. The following risk factors relating to these legal systems create uncertainty with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

•       inconsistencies between and among the Constitution, federal and regional laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•       conflicting local, regional and federal rules and regulations;

•       the lack of judicial and administrative guidance on interpreting legislation;

•       the relative inexperience of judges and courts in interpreting legislation;

•       the lack of an independent judiciary;

•       a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

•       poorly developed bankruptcy procedures that are subject to abuse.

The recent nature of much of Russian, Ukrainian, Uzbek, Turkmen and Belarusian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of these legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian, Ukrainian, Uzbek, Turkmen and Belarusian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

The judiciary’s lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our shares and ADSs from obtaining effective redress in a court proceeding, materially adversely affecting the value of our shares and ADSs.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in each of Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus remain largely untested. The court system in each of these countries is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian, Ukrainian, Uzbek, Turkmen and Belarusian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems in these countries can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in these countries difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

These uncertainties also extend to property rights. For example, during Russia and Ukraine’s transformation from centrally planned economies to market economies, legislation has been enacted in both countries to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of our acquisition and resulted in our write off of the costs relating to the purchase of Bitel, and we may face significant liabilities to the seller and Bitel.

In December 2005, our wholly-owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold to acquire the remaining 49.0% interest in Tarino (and, therefore, the remaining shares in Bitel). The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million.

Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s corporate offices were seized by a third party. As we did not regain operational control over Bitel’s operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General’s office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51% stake in Bitel, which has been reflected in our annual consolidated financial statements for the year ended December 31, 2006.

In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell its remaining stakes in Tarino (and, therefore, Bitel) for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold’s claim.

A group of individual shareholders of Sistema has agreed to compensate MTS Finance for any potential loss up to $170 million should the arbitration decision regarding exercise of the aforementioned put option prove unfavorable to MTS Finance. Notwithstanding this, in the event MTS Finance does not prevail in the arbitration, we could be liable to Nomihold for $170.0 million plus any additional amounts that the arbitration tribunal might award to Nomihold.

In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we have recognized a liability in the amount of $170.0 million for the purposes of our annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended.

In addition, three Isle of Man companies affiliated with us (KFG Companies) have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. It is not possible at this time to predict the outcome or resolution of these claims.

In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the London Court of International Arbitration, the arbitration tribunal in a recent award found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (IPOC) although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance’s acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.

Governmental authorities in the countries where we operate have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. See also “—The regulatory environment for telecommunications in Russia and Ukraine is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.”

Due primarily to delays in the issuance of permits, approvals and authorizations by regulatory authorities, frequently it is not possible to procure all of the permits for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permits to operate and there can be delays in obtaining the final permits, approvals and authorizations for particular base stations or other communications facilities and other aspects of our networks.

Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of Russian law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects.

Developing corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements have only recently been adopted while other laws concerning anti-fraud, insider trading and fiduciary duties of directors and officers are still relatively undeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•       the Federal Service for the Financial Markets;

•       the Russian Federal Antimonopoly Service;

•       the Central Bank of Russia; and

•       various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

There is little minority shareholder protection in Russia.

Minority shareholder protection under Russian law principally derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has been poor. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of the shares and ADSs.

While the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Companies Law, provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of the shares and ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation dated January 26, 1996 and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•       the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law could impose additional obligations and costs on us.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•       decisions with respect to a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our (or, as the case may be, our subsidiaries’) obligation to purchase shares in these circumstances, which is limited to 10% of the company’s net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Limitations on foreign investment could impair the value of your investment and could hinder our access to additional capital.

Russian and Ukrainian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard, nor are there specific protections in Ukraine. Because the telecommunications industry is widely viewed as strategically important to Russia and Ukraine, governmental control over the telecommunications industry may increase, and foreign investment in or control over the industry may be limited. Any such increase in governmental control or limitation on foreign investment could impair the value of your investment and could hinder our access to additional capital.

The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.

The Federal Law on Communications, which came into force on January 1, 2004, provided for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia. This reserve fund is funded by a levy imposed on all communication services operators, including us. In 2006, the levy was calculated as 1.2% of the difference between the total revenues from telecommunications services and revenues generated by interconnection and traffic transmission services. Starting in 2007, the levy is charged as 1.2% of gross revenues from telecommunications services excluding VAT.

In addition, an amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the Calling Party Pays, or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by Rossvyazokhrankultura and is known as the settlement rate. The settlement rate, however, does not cover our expenses for terminating calls initiated by subscribers of fixed line operators and, therefore, we partially offset the resulting losses by charging most of our subscribers an additional amount for the first minute of outgoing calls. If the increase in revenues resulting from this additional charge, as well as any increases in our traffic volume associated with the CPP, is not sufficient to offset any losses we incur due to the low settlement rate established by Rossvyazokhrankultura, then the CPP principle may have a negative impact on our average monthly service revenues per subscriber and margins. In addition, potential regulatory changes that may be enacted in the future, such as mobile numbering portability and the introduction of new rules surrounding the mobile virtual network of operators could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial position and results of operations.

The new Ukrainian Law on Telecommunications also came into force on January 1, 2004. However, regulations implementing the new law have not yet been promulgated and certain regulatory bodies established by the new law have not yet commenced their regulatory functions. For example, the regulatory body tasked with regulating the telecommunications industry and issuing telecommunications licenses in Ukraine, the NCRC was formed in January 2005 and, in June 2005, began to perform its regulatory functions. However, the appointment of the NCRC members is currently being challenged in the Ukrainian courts. Although the first two court rulings confirmed the validity of the members’ appointment, a hearing before the Higher Administrative Court of Ukraine is still pending. If the Higher Administrative Court invalidates the appointment of the NCRC members, uncertainty will ensue with respect to the NCRC and its role in the regulation of the Ukrainian telecommunications industry. As a result, our financial position and results of operations may be adversely affected.

In addition, the new Ukrainian Law on Telecommunications, among other things, may require companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. As UMC’s estimated market share in mobile telecommunications services in Ukraine is 41%, implementation of the new law may materially adversely affect our financial condition and results of operations. See “Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Legislation.”

The lack of a developed share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a developed share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       income taxes;

•       VAT;

•       unified social tax; and

•       property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

Recently, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of previous tax audits conducted by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed to Russian companies, and 15%, if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

Ukraine currently has a number of laws related to various taxes imposed by both central and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available.

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

Tax declarations/returns, together with other legal compliance areas (e.g., customs and currency control matters), may be subject to review and investigation by various administrative divisions of the tax authorities, which are authorized by law to impose severe fines, penalties and interest charges. These circumstances create tax risks in Ukraine substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations/returns in Ukraine remain open and subject to inspection for a three-year period. However, this term may not be observed or may be extended under certain circumstances, including in the context of a criminal investigation. While we believe that we are currently in compliance with the tax laws affecting our operations in Ukraine, it is possible that relevant authorities may take differing positions with regard to interpretative issues, which may result in a material adverse effect on our results of operations and financial condition.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business and results of operations.

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts, and have been used for politically motivated investigations and prosecutions. Although we believe that we comply with Russian tax law on transfer pricing, the uncertainties in interpretation of transfer pricing legislation may result in the tax authorities challenging our prices and making adjustments which could affect our tax position. If such price adjustments become effective by a court order or otherwise, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties.

In addition, a number of draft amendments to the transfer pricing law have recently been introduced which, if implemented, would considerably toughen the existing law. The proposed changes would, among other things, shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

The regulatory environment for telecommunications in Russia and Ukraine is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.

We operate in an uncertain regulatory environment. The legal framework with respect to the provision of telecommunications services in Russia and Ukraine and the other countries where we operate or may operate in the future is not well developed, and a number of conflicting laws, decrees and regulations apply to the telecommunications sector.

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

Risks Relating to the Shares and ADSs and the Trading Market

Because the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Many jurisdictions, such as the United Kingdom and the United States, recognize a distinction between legal owners of securities, such as the depositary, and the beneficial owners of securities, such as the ADS holders. In these jurisdictions, the shares held by the depositary on behalf of the ADS holders would not be subject to seizure in connection with legal proceedings against the depositary that are unconnected with the shares.

Russian law may not, however, recognize a distinction between legal and beneficial ownership of securities. Russian law generally treats a depositary as the owner of shares underlying the ADSs and, accordingly, may not recognize ADS holders' beneficial ownership therein.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying the ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary other than the depositary seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against the depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares and all of the money invested in them.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

ADS holders by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken, in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote the shares represented by the ADSs they hold. Because of this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the shares and we cannot assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. ADSs for which the depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. We cannot assure you that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

ADS holders may be unable to repatriate distributions made on the shares and ADSs.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited by size, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is a limited market for the conversion of rubles into foreign currencies outside of Russia and limited market in which to hedge ruble and ruble-denominated investments.

ADS holders may be unable to benefit from the United States-Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals will be reduced from 30% to 15% effective from January 1, 2008. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See “Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Consequences” for additional information.

Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian income tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition of the foregoing types of securities on foreign stock exchanges by non-resident holders who are legal entities or organizations are not subject to taxation in Russia.

The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. The Russian tax laws do not give a clear indication as to how the sale of

ADSs should be sourced, other than that income from the sale of securities “in Russia” should be considered as Russian source income. As there is no further definition of what should be considered to be a sale “in Russia,” the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria.

Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities.

Foreign judgments may not be enforceable against us.

Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

Other Risks

We have not independently verified information we have sourced from third parties.

We have sourced certain information contained in this document from third parties, including private companies and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of more developed countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the

Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

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

Item 4.                        Information on Our Company

A.                History and Development

Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. JSFC Sistema, or Sistema, currently owns 53.1% of our share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT.” Each ADS represents five underlying shares of our common stock. Prior to January 1, 2005, each ADS represented 20 shares.

In April 2003 and December 2004, T-Mobile completed offerings of approximately 5.0% and 15.1% of our shares, respectively, in the form of GDRs through an unsponsored GDR program. In September 2005, T-Mobile sold its remaining 10.1% interest in us on the open market.

Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 911-6553. We maintain a website at www1.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the Deposit Agreement.

Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network in the Russian Federation. We are recorded in the Unified State Register of Legal entities with registration number 1027700149124.

Expansion

Russia

In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our acquisitions in the last three years, see “Item 5. Operating and Financial Review and Prospects—Acquisitions” and Note 3 to our audited consolidated financial statements.

We spent $1,077.8 million in 2006 for network development in Russia, including $853.1 million in cash expenditures on property, plant and equipment, and $224.7 million for the purchase of intangible assets. In addition, we expect to spend approximately $971.0 million in 2007 for further network development.

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

•       MTS Belarus made a one-time payment of $5 million (which was funded by a $5 million loan from us to it); and

•       we will pay a total of $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements.

Under the terms of the tender, MTS Belarus’ license will be valid for ten years, after which it may be prolonged for an additional five-year period as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom’s license was issued in 1998 and is also valid for ten years and may be renewed for an additional five-year period. Velcom is a joint venture between Beltelecom and Beltechexport, two Belarusian state enterprises, which collectively have a controlling stake in Velcom and several other companies.

Belarus had a population of approximately 9.8 million and a nationwide mobile penetration rate of approximately 61% as of December 31, 2006, according to AC&M-Consulting.

Ukraine

In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC agreed to restructure, and we guaranteed, such indebtedness. As of December 31, 2004, these loans were fully repaid.

Uzbekistan

In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We also entered into put and call option agreements with the existing shareholders to acquire the remaining 26% stake for not less than $37.7 million. The exercise period for the call and put option was 48 months from the acquisition date. In August 2006, we signed an amendment to the call and put option agreement, which eliminates the call option and extends the exercise period of the put option to July 2008. The purchase price for the put option will be determined by an international investment bank to be selected jointly by both parties within 10 days of the submission of a put notice.

Turkmenistan

In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash.

Capital Expenditures

We spent in total $1,722.0 million in 2006 for network development in Russia and other countries, which included $1,450.0 million in cash expenditures on property, plant and equipment, and $272.0 million for the purchase of intangible assets. In addition, we expect to spend approximately $1,785.0 million in 2007 for further network development, which we plan to finance mostly through operating cash flows, and to the extent necessary, through additional external financing activities.

Belarus

MTS Belarus spent $124.4 million in 2006 for network development in Belarus and expects to spend approximately $143.0 million in 2007 for further network development. MTS Belarus has developed GSM 900 and 1800 networks in Belarus’ major cities and regions, including Minsk and the Minsk region, the Gomel region, the Mogilev region, the Grodno region, the Vitebsk region and the Brest region, as well as throughout certain major highways, including the Moscow-Brest highway and train route. MTS Belarus has also developed its network in certain areas near Belarus’ border with Ukraine and Russia, and plans to further extend and improve the technical capabilities of its network throughout Belarus. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus’ results are not consolidated in our financial statements.

Ukraine

UMC spent $576.4 million in 2006 for network development in Ukraine, including $531.2 million in cash expenditures on property, plant and equipment, and $45.2 million for the purchase of intangible assets. In addition, UMC expects to spend approximately $705.0 million in 2007 for further network development.

Uzbekistan

Uzdunrobita spent $51.6 million in 2006 for network development in Uzbekistan, including $49.6 million in cash expenditures on property, plant and equipment, and $2.0 million for the purchase of intangible assets. In addition, Uzdunrobita expects to spend approximately $88.0 million in 2007 for further network development.

Turkmenistan

BCTI spent $16.3 million in 2006 for network development in Turkmenistan, which consisted of expenditures on property, plant and equipment.  In addition, BCTI expects to spend approximately $21.0 million in 2007 for network development.

B.               Business Overview

We are one of the leading providers of mobile cellular communications services in the Russian Federation, Ukraine and certain other CIS countries, employing technology based primarily on GSM. In 2006, we generated net revenues of $6,384 million and had a subscriber base of 72.8 million (51.2 million in Russia, 20.0 million in Ukraine, 1.4 million in Uzbekistan and 0.2 million in Turkmenistan) at December 31, 2006, making us the largest mobile operator in Russia, Uzbekistan and Turkmenistan and the second largest in Ukraine in terms of subscribers.

In addition to standard voice services, we offer our subscribers value-added services, including voice mail, short message service, or SMS, general packet radio service, or GPRS, and various SMS- and GPRS-based information and entertainment services (including multi-media message service, or MMS). We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2006, we had bilateral roaming agreements with 420 wireless operators in 200 countries.

We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers as of the end of, and net revenues for each of, the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
2002	6,644	$1,361,756
2003	16,719	$2,546,198
2004	34,224	$3,886,994
2005	58,194	$5,011,018
2006	72,858	$6,384,254

(1)                 We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM” subscribers. The subscriber amounts do not include MTS Belarus’ subscribers.

According to AC&M-Consulting, we had a leading 34% market share of total wireless subscribers in Russia at December 31, 2006.  Our market share in the Moscow license area, which encompasses the City of Moscow and the Moscow region, was higher at 42%. The Moscow license area accounts for approximately 15% of our total subscriber base. In Ukraine, we had a leading 41% market share at December 31, 2006, according to AC&M-Consulting.  Our subscriber base continued to grow in 2007. At May 31, 2007, we had approximately 74.7 million subscribers, of which 52.2 million were in Russia, 20.4 million were in Ukraine, 1.9 million were in Uzbekistan and 0.2 million in Turkmenistan.

Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2006, approximately 70% of our subscriber base was in Russia and approximately 27% was in Ukraine. For the year ended December 31, 2006, approximately 73% of our revenues came from operations in Russia and 23% from operations in Ukraine.

Overall wireless penetration in Russia was at approximately 105% at December 31, 2006, and higher in Moscow at 156%, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was almost the same as in Russia at approximately 104% at December 31, 2006, according to AC&M-Consulting. Mobile cellular penetration in Uzbekistan was at approximately 9% at December 31, 2006, according to our estimates. Mobile cellular penetration in Turkmenistan was at approximately 3% at December 31, 2006, according to our estimates.

As of December 31, 2006, we had licenses to operate in 85 regions of Russia with a population of approximately 145.2 million people, or approximately 98% of the country’s total population, for the entire territory of Ukraine with a population of approximately 47.5 million people, for the entire territory of Uzbekistan with a population of approximately 26.8 million people and for the entire territory of Turkmenistan with a population of approximately 6.9 million people. As of December 31, 2006, we had commercial operations in 84 regions of Russia.

To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprised of 498 of our own sales and customer service centers and approximately 41,000 additional points of sale operated by our dealers, as of December 31, 2006.

We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 90% of our subscribers in Russia and approximately 93% of our subscribers in Ukraine. Under this system, our subscribers prepay for their access, usage and value-added services fees.

MTS Belarus had 3.2 million subscribers and a leading market share of 53.8% at December 31, 2006, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 3.4 million at March 31, 2007. Belarus, a country with a population of approximately 9.8 million, had a mobile cellular penetration rate of 61% at December 31, 2006, according to AC&M-Consulting.

Business Strategy

Our primary goal is to maintain our position as a leading wireless operator in each of the territories in which we operate. In addition, we intend to take advantage of opportunities to expand our network coverage in the Russian Federation and other countries with a focus on the former Soviet Republics, excluding the Baltic states. In June 2006, our Board of Directors adopted a new development strategy called “3+1” with three key principles as follows:

•       Strengthening our leadership position in Russia.

•       Seizing growth opportunities and synergies in the CIS.

•       Creating value in certain growth markets.

In addition to pursuing these three principles, we intend to explore opportunities for innovation, vertical integration and convergence which correspond to the “+1” component of our newly adopted “3+1” strategy.

To achieve these goals, we plan to continue to implement the following strategies:

•       Develop our operations in the regions we currently service by focusing on increasing revenues in these markets.

•       Provide new and varied tariff plans and value-added services, that appeal to our various subscriber groups with the aim of having better brand perception and customer loyalty than our competitors.

•       Expand our operations and further develop our commercial services in Ukraine, Belarus and other countries of the CIS as attractive opportunities arise through the acquisition of existing operators or new licenses.

•       Enhance innovation and technology, especially in the more developed markets of Russia and Ukraine.

•       Leverage scale and synergies within the CIS.

•       Become more cost efficient in the countries where we operate.

•       Become a leader with respect to the quality of our management, employees and company culture.

•       Identify attractive acquisition opportunities in emerging markets based on selective criteria.

•       Explore opportunities for horizontal and vertical integration and convergence.

In the past few years, we have rapidly expanded into the Russian regions and selected CIS countries through launches of operations in territories in which we had licenses and through acquisitions of other mobile operators. Starting in 2003, we have become particularly focused on the integration of our existing businesses into a single company with a unified marketing approach and centralized network and operations management. In addition, we intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes. In 2006, we reorganized our corporate and management structure into a single corporate center and three business units, each of which is responsible for our operations in Russia, Ukraine and other foreign subsidiaries, respectively. The aim of the restructuring was to increase our efficiency and business focus through greater transparency and a clearer division of responsibilities between the corporate center and business units.

Our capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2005 and 2006 were $2,181.3 million and $1,722.0 million, respectively, and we expect to invest approximately $1,785.0 million in 2007. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses.

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

Consistent with our strategy, in November 2004, the general meeting of our shareholders approved a reorganization of MTS OJSC in the form of a merger with Telecom XXI, Kuban-GSM, UDN-900, Dontelecom, MTS Barnaul, MTS-NN, Amur Cellular Communication (“ACC”) and Telecom-900. We completed the merger in July 2005.

To improve management efficiency and consolidate administratively our majority-owned subsidiaries, our shareholders approved in February 2006 a further reorganization of MTS OJSC in the form of a merger with nine of our wholly-owned subsidiaries, including Gorizont RT, TAIF Telcom, MTS RTK, Sibchallenge, Tomsk Cellular Communications (“TSS”), BM Telekom, Far East Cellular Systems-900 (“FECS-900”), Siberian Cellular Systems-900 (“SCS-900”) and Uraltel. We completed the merger in March 2006. On April 1, 2007, the Russian authorities approved the merger of both ReCom and Telesot Alania into MTS OJSC.

License Areas

The following table shows, as of May 31, 2007, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Leningrad region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Arkhangelsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Astrahansk region	MTS OJSC	December 11, 2013	Astrahan-Mobile	October 18, 2011
Bashkortostan Republic	MTS OJSC	August 22, 2007	MTS OJSC	August 22, 2007
Belgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod region	ReCom	May 15, 2008	—	—
Bryansk region	ReCom	May 15, 2008	—	—
Bryansk region	—	—	MTS OJSC	April 28, 2008
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kalmykia Republic	MTS-RTK	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kirov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008
Komi-Permyatsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar territory	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk region	—	—	MTS OJSC	April 28, 2008
Kursk region	ReCom	May 15, 2008	—	—
Lipetsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk region	ReCom	May 15, 2008	—	—
Mari-El Republic	Mar Mobile GSM	January 15, 2012	Mar Mobile GSM	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Nenetsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Nizhny Novgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel region	ReCom	May 15, 2008	—	—
Orenburg region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Perm region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov region	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Pskov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ryazan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	Telesot Alania	April 28, 2011	Telesot Alania	April 28, 2011
Severnaya Osetia-Alania Republic	—	—	MTS OJSC	December 30, 2013
Smolensk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013

Tambov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Volgograd region	—	—	Volgograd-Mobile	October 4, 2011
Vologda region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Voronezh region	ReCom	May 15, 2008
Voronezh region	—	—	MTS OJSC	April 28, 2008
Yaroslavl region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Asian Russia
Aginski-Buryatski Autonomous District	Sibintertelecom	July 1, 2013	Sibintertelecom	October 31, 2008
Aginski-Buryatski Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Altaisk territory	MTS OJSC	September 8, 2010	MTS OJSC	September 8, 2010
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Amur region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Buryatiya Republic	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chelyabinsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chita region	Sibintertelecom	January 1, 2011	Sibintertelecom	January 1, 2011
Chita region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chukotsk Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Evenkia Autonomous District(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Jewish Autonomous region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Irkutsk region	MTS OJSC	December 30, 2013	—	—
Irkutsk region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kamchatka region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kemerov region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Khabarovsk Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Koryakski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Krasnoyarsk Territory	MTS OJSC	December 21, 2010	MTS OJSC	September 13, 2011
Kurgan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Magadan region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Novosibirsk region	MTS OJSC	February 21, 2012	MTS OJSC	February 21, 2012
Omsk region	MSS	December 20, 2011	MSS	December 20, 2011
Primorsky Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	MTS OJSC	July 1, 2010	—	—
Sakhalin region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sverdlovsk region	MTS OJSC	March 1, 2011	MTS OJSC	March 1, 2011
Sverdlovsk region	—	—	MTS OJSC	April 28, 2008
Taimyr Autonomous District	MTS OJSC	December 21, 2010	MTS OJSC	September 13, 2011
Tomsk region	MTS OJSC	June 5, 2008	MTS OJSC	June 5, 2008
Tyumen region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Ust-Ordynski Buriatsk Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Uzbekistan
Uzbekistan	Uzdunrobita	June 30, 2016	Uzdunrobita	June 30, 2016

Turkmenistan
Turkmenistan	BCTI	February 1, 2009	BCTI	February 1, 2009
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

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

Services Offered

Network Access

We primarily offer mobile cellular voice, data and facsimile communication services to our subscribers on the basis of various tariff plans. In general, we offer tariff plans that do not require subscribers to pay a monthly subscription fee. However, certain tariff plans require subscribers to pay a monthly subscription fee and a per-minute charge for usage. See “—Tariffs.”

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

As of December 31, 2006, we had bilateral roaming contracts with 420 wireless operators in approximately 200 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2006, in addition to our network coverage area in 82 of the 86 regions of Russia, GSM service is available to our subscribers in the regions of Russia where we do not currently operate through our roaming agreements with 13 regional operators.

Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer’s home operator a bill for the roaming services provided to the roamer. The roamer’s home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roamer’s monthly bill.

Value-Added Services

We offer several value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

•       Call Divert/Forwarding;

•       Call Barring;

•       Caller ID Display and anti-Caller ID Display;

•       Call Waiting;

•       Conference Calling;

•       Melody Ring Tones;

•       WiFi;

•       Missed Call Alert;

•       Mobile Office;

•       Itemization of Monthly Bills;

•       Voicemail;

•       Information and Directory Service;

•       Unstructured Supplementary Services Data, or USSD;

•       International Access Service;

•       Automatic Customer Care System;

•       Customer Care System via the Internet;

•       Short Message Service, or SMS;

•       General Packet Radio Service, or GPRS;

•       Multi-Media Message Service, or MMS;

•       Wireless Application Protocol, or WAP;

•       WEB portal;

•       New technologies-based services, including wireless local area network, or WLAN, location based services, or LBS, and others;

•       SIM-browser;

•       I-mode;

•       Real IP;

•       APN remote access point;

•       Location-Based Service, or LBS;

•       Fixed Mobile Convergence;

•       Intelligent call assistant;

•       Point-to-point transfer; and

•       Mobile banking.

We also provide many voice and SMS-based value-added services in cooperation with various content providers.

Other Services

In addition to cellular communication services, we offer corporate clients a number of telecommunications services such as design, construction and installation of local voice and data networks capable of interconnecting with fixed line operators, installation and maintenance of cellular payphones, lease of digital communication channels, access to open computer databases and data networks, including the Internet, and provision of fixed, local and long-distance telecommunications services, as well as video conferencing.

Sales and Marketing

Target Customers

Our target customers historically included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, with mobile cellular penetration in these segments becoming saturated, we began offering mobile cellular services to a much wider group of the population. Over time, we adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. In 2002, we launched the “Jeans” group of tariff plans, which appealed to mass-market subscribers as these prepaid plans had, and continue to have, low connection and no monthly fees. We also continue to actively target high-end customers who provide us with larger profit margins through high ARPU and MOU. For example, the “Profi” and “Exclusive” tariff plans offer a higher level of customer service, technical support and a wide range of services, including personalized service and support with minimum waiting time. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments.

To promote subscriber loyalty, we offer discounts with respect to our tariff plans for customers willing to enter into extended contracts with us. This strategy also helps to mitigate churn rates among our subscribers in a highly competitive market.

Advertising and Marketing

Our advertising and public relations initiatives include:

•       brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Uzbekistan and Turkmenistan;

•       information advertising and promotion to inform potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

•       product- and tariff-related advertising and promotion for specific marketing campaigns, new tariff plans for various target audiences and pricing discounts.

We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. We also advertise on-line to market and promote our products and services to younger tech-savvy consumers. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We also coordinate the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on positioning the MTS brands as national brands. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

Renewed Brand

In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema Telecom group, including us. We believe that our new brand symbolizes leadership and a dynamic and innovative approach to doing business. The re-branding reflects a shift in our marketing strategy with a renewed focus on the simplification of our communications to the general public. One of the goals through our re-branding efforts is to create a simple set of tariff plans with clear advantages over our competitors and easy-to-understand descriptions of the wide range of our services and product offerings. In addition, we aim to simplify the purchasing experience for our customers by creating a universal format for our sales offices, transforming them into visually appealing, practical and convenient venues where buyers can obtain product information and test our latest products and services.

The changes relating to our brand renewal had an impact on each of our operational regions. We have launched a federal advertising campaign with new advertising and informational materials, and have revised our website with the new brand and logo. We redesigned each of our sales offices with new signs that reflect the service standards and philosophy of the new brand.

Under this universal brand, our subscribers will have access to a wide range of telecommunications products and services, including Internet access, mobile and fixed-line telephones, single billing and a single interface for all of the subscriber’s telecommunications needs. We believe that our re-branding efforts will increase our recognition among existing and potential clients, promote cross-sales of the companies using the brand and enhance subscriber loyalty.

Sales and Distribution

As of December 31, 2006, we had 466 sales and customer service centers in Russia, 36 points of sale in Ukraine, 25 points of sale in Uzbekistan and 10 points of sale in Turkmenistan. In response to the demand shift to mass-market subscribers, we have developed an extensive distribution network through independent dealers that operate numerous points of sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. Commencing January 1, 2006, we began linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive. In the six-month period from the date a subscriber is activated by a dealer, the dealer receives the lesser of the full commission amount or 50% of the revenues received from the subscriber during the period. We believe that this method for paying commissions to dealers provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited after a subscriber is activated.

The dealer commission in the Moscow region currently ranges between $25 and $120 per subscriber and dealer commissions in the other regional license areas in Russia are between $4 and $50. Dealer commissions in Ukraine range from $35 to $45. We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission at the end of the month.

During 2006, approximately 84% of our new subscribers in Russia and 93% in Ukraine enrolled through independent dealers, and we enrolled the remainder directly. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. Independent dealers have also begun servicing some aspects of our subscribers’ accounts, such as activating international roaming, handling SIM card replacements and payment collection, as well as promoting our value-added services.

Competition

The Russian wireless telecommunications market

The Russian wireless telecommunications market is characterized by rapid growth in subscribers and revenues. As of December 31, 2006, overall wireless penetration in Russia was 104.6%, or approximately 151.9 million subscribers, according to AC&M-Consulting.

Demand for wireless communications services in Russia has grown rapidly over the last ten years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, with more than 156 and 139 subscribers per 100 residents, respectively, at December 31, 2006, according to AC&M-Consulting. The average penetration rate in regional markets reached 96 subscribers per 100 residents at December 31, 2006.

The following table sets forth key data on Russia’s wireless telecommunications market:

	As of December 31,
	2002	2003	2004	2005	2006
	(Amounts in millions, except for percentages)
Subscribers(1)	18.0	36.2	74.4	125.8	151.9
Subscriber penetration	12%	25%	51%	87%	105%

Source: AC&M-Consulting.

(1)                 Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

According to AC&M-Consulting and our own data, we accounted for 44.6% and 42.2% of subscribers in Moscow, 32.7% and 30.5% of subscribers in St. Petersburg and 35.2% and 33.7% of total Russian subscribers as of December 31, 2005 and 2006, respectively.

The competition has evolved in recent years to exist primarily between us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the Russian and Ukrainian markets that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.”

The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2004, 2005 and 2006:

	As of December 31,
Operator	2004	2005	2006
	(Amounts in millions)
MTS(1)	26.5	44.2	51.2
Vimpelcom(1)	25.7	43.1	48.1
MegaFon group(1)	13.6	22.8	29.6
Others(2)	8.0	15.7	23.0

(1)                 Subscriber information based on the relevant operator’s data.

(2)                 Source: AC&M-Consulting.

Vimpelcom

Vimpelcom, which operates GSM 900/1800 networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. We believe that Vimpelcom will continue to be our primary competitor for the foreseeable future.

According to Vimpelcom, it had approximately 48.1 million subscribers in Russia at December 31, 2006, including 10.1 million in the Moscow license area. At December 31, 2006, according to AC&M-Consulting, Vimpelcom had a 38.2% market share in Moscow and a 31.7% market share of total wireless subscribers in Russia.

MegaFon

In addition to Vimpelcom, we also compete with MegaFon, which is the third largest operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800 licenses to operate in all 86 sub-federal political units of the Russian Federation.

According to MegaFon, it had a subscriber base of 29.6 million in Russia at December 31, 2006, including 5.0 million subscribers in the Moscow license area. At December 31, 2006, according to AC&M-Consulting, MegaFon had a 34.7% market share in St. Petersburg and an 19.5% market share of total wireless subscribers in Russia.

Other Operators

In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 4.4 million subscribers as of December 31, 2006. In certain regions of the Volga part of Russia, we compete with SMARTS, which had approximately 3.6 million customers as of December 31, 2006. In addition, in certain parts of Siberia, we compete with Sibirtelecom, which had approximately 3.1 million customers as of December 31, 2006. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

The Ukrainian wireless telecommunications market

Since 2003, the Ukrainian wireless telecommunications market has enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators and the more recent introduction of calling-party pays billing arrangements and the launch of the new Beeline brand in April 2006 by Ukrainian Radiosystems, or URS, a subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are UMC and Kyivstar who share 85% of the market. Competition between these two companies is based on the service and network quality, prices and brand perception. The remaining key competitors in Ukraine are Astelit, which offers the Life brand, and URS. Astelit and URS compete with each other primarily by offering aggressive pricing plans.

In 2006, overall wireless penetration in Ukraine increased from 64.0% to 103.1%, or approximately 19.1 million subscribers, according to various press releases from Ukrainian mobile operators.

The following table shows the number of subscribers as of the dates indicated and the coverage area of UMC and our competitors in Ukraine:

Operator	December 31, 2005	December 31, 2006	Coverage Area
	(amounts in thousands)
Kyivstar	13,925	21,510	Nationwide
UMC	13,327	20,003	Nationwide
DCC/Astelit	2,390	5,550	Nationwide
URS/Vimpelcom	210	1,876	Major cities and towns
Golden Telecom	51	51	Kiev, Odessa
Others	31	—	Major cities

Source: Subscriber information based the relevant operator’s data.

In Ukraine, we compete primarily with Kyivstar, a GSM operator with 21.5 million subscribers as of December 31, 2006. Kyivstar is owned by Telenor and Alfa Group. Kyivstar offers wireless services using GSM 900 and GSM 1800 technologies. Kyivstar is also licensed to provide fixed-line domestic long distance/international long distance, or DLD/ILD, services. DCC holds a license to provide wireless cellular services using the D-AMPS standard and, through its subsidiary Astelit, holds a GSM-1800 license. In addition, Turkcell has acquired a controlling interest in DCC. URS is a wholly-owned subsidiary of Vimpelcom, which is beneficially owned by Alfa Group and Telenor. It has nationwide GSM 900/1800 licenses and provides wireless mobile services through its brand Beeline. Golden Telecom Ukraine, which is also beneficially owned by Alfa Group, Telenor and Rostelecom, offers wireless services using GSM 1800 technology in the cities of Kiev and Odessa and has a nationwide roaming arrangement with URS. In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard.

The Uzbekistan wireless telecommunications market

The Uzbekistan wireless telecommunications market is characterized by low penetration rates. In 2006, overall wireless penetration in Uzbekistan increased from 4% to 10%, or approximately 2.5 million subscribers, according to our estimates.

The following table shows the number of subscribers as of the dates indicated and the coverage area of Uzdunrobita and our competitors in Uzbekistan:

Operator	December 31, 2005	December 31, 2006	Coverage Area
	(amounts in thousands)
Uzdunrobita (MTS)	580.3	1,449.9	Nationwide
Unitel (Vimpelcom)	298.4	766.5	Nationwide
Coscom	103.7	297.3	Nationwide
Others (Uzmakom GSM, Buztel GSM)	71.0	117.3	Major cities

Source: Subscriber information based the relevant operator’s data.

Uzdunrobita offers wireless services using TDMA, GSM 900 and GSM 1800 technologies. In Uzbekistan, we compete primarily with Unitel, a GSM operator owned by Vimpelcom with 766,500 subscribers as of December 31, 2006. We also compete with Coscom, which provides wireless services in Uzbekistan using GSM 900/1800 technology and is owned by MCT Corporation, Telenor and Rostelecom. In addition, in April 2007, we received a license to offer Internet access using WiMAX technology on the entire territory of Uzbekistan, which we plan to launch in Tashkent in the beginning of 2008. In April 2007, we were also allocated a 3G license which is valid through 2016 and covers the entire territory of Uzbekistan.

The Turkmenistan wireless telecommunications market

The Turkmenistan wireless telecommunications market is characterized by low penetration rates. In 2006, overall wireless penetration in Turkmenistan increased from 1.6% to 3.2%, or approximately 220,788 subscribers, according to our estimation.

The following table shows the number of subscribers as of the dates indicated and the coverage area of Turkmenistan and our competitors in Turkmenistan:

Operator	December 31, 2005	December 31, 2006	Coverage Area
	(amounts in thousands)
BCTI (MTS)	68.3	183.8	Nationwide
Altyn Asyr	26.8	37.0	Nationwide

Source: Subscriber information based on our estimates.

BCTI offers wireless services using GSM 900 and GSM 1800 technologies. In Turkmenistan, we compete only with a state-owned GSM operator Altyn Asyr with 37,000 subscribers as of December 31, 2006.

Tariffs

We customize our marketing efforts and pricing policies in each region of Russia by considering such factors as average income levels, the competitive environment and subscriber needs, all of which vary from region to region. Consistent with our marketing strategy, we have developed tariff plans to appeal to a broader market.

We launched tariff plans geared at mass-market subscribers on November 15, 2002, in Moscow and in 37 other regions in Russia. These tariffs were launched in Ukraine in August 2003 and were comprised of a set of prepaid tariffs that generally included features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and, for certain tariff plans, advance payment credit expiration dates. Starting in June 2006, we launched a new set of prepaid tariff plans geared at mass-market subscribers in all regions of Russia, which include no monthly subscription fee, free incoming calls and special features for different segments of the mass-market subscribers. To offset losses for providing free incoming calls under CPP, we increased the price for the first minute of all outgoing calls made by our prepaid subscribers. As of December 31, 2006, prepaid subscribers accounted for 90% and 93% of our total subscribers in Russia and Ukraine, respectively.

We introduced a unified system of tariff plans to achieve such benefits as better perception of tariff plans and clarity, simplicity and transparency for prospective subscribers throughout Russia. In addition, we introduced additional tariff plans with different connection fees, per minute call charges and a wide range of value-added services. Although we offer the same categories of tariff plans throughout Russia, the prices of these plans differ from region to region taking into account such factors as the average income, competitive environment and subscriber needs in a particular region. Generally speaking, our tariff plans are more expensive in the Moscow license area.

By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

Currently, each of our tariff plans combines different monthly network access fees (with the exception of the prepaid tariff plans), per minute usage charges and value-added services in packages designed to appeal different market segments. Our tariff plans are designed to be simple and appeal to a particular segment of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into four categories—“Prepaid,” “Profi,” “Exclusive” and “Corporate”—with each category designed to target specific segments as follows:

•       Prepaid:   Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication.  These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen.  Starting in June 2006, we launched a new line of prepaid tariff plans allowing subscribers to choose among several plans that best meet his or her wireless telecommunications needs and preferences.  For example, we offer a tariff plan geared towards students and youth, permitting inexpensive calls between subscribers of the same plan and a discounted price on SMS and MMS. We also offer a family-oriented tariff plan that permits family members to make calls among themselves at discounted prices.  Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee.  There are at least four prepaid plans available in each of the Russian regions where we operate.  After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message to a designated number.

•       Profi:   “Profi” tariff plans are geared toward heavy users who use their mobile phones for personal and business communications. These plans feature monthly fees for a certain predetermined number of minutes and reduced fees for subscribers who exceed this limit. “Profi” subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, or CLIP, conference calling, call transferring and call waiting/holding. Regular subscribers of the “Profi” plans are provided an additional 15% discount on their local and mobile calls and a 15% increase of allotted minutes at no extra charge. In addition, subscribers of some of the “Profi” plans are offered access to our personal customer care service and credit payment system.

•       Exclusive:   “Exclusive” tariff plans are designed for heavy users who call primarily within the Moscow region. “Exclusive” subscribers are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. For those “Exclusive” subscribers issued a local number, monthly fees are up to $212 and those using a federal number pay up to $118 per month. In addition, regular “Exclusive” subscribers receive a 15% discount.

•       Corporate:   We offer up to five tariff plans in each region targeted to meet the demands of our corporate clients and allowing them to optimize their communication expenses in accordance with their individual consumption patterns. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2006, the per-minute tariff for calls to Moscow from Moscow (including prepaid tariff plans) varied from $0.02 per minute to $0.22 per minute. The per minute prices in the regions outside of the Moscow license area (including prepaid tariff plans) ranged from $0.007 per minute to $0.22 per minute. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $1.15 per minute for calls to Europe to $1.74 per minute for calls to other parts of the world. Our value-added services, such as Caller ID and Call Waiting, are included in all current tariff plans at no additional charge and carry a charge of up to $2 per month in those tariff plans that are no longer offered by us, depending on the plan and the region.  Periodically, we run various promotional campaigns, either on the federal or regional level, which temporarily change our regular prices.

We also offer unified tariff plans in all territories of Ukraine in which we operate, including private contract, business and prepaid plans. In addition, we developed new tariff plans for Ukraine that focus on the differing needs of subscribers in the various market segments during 2006. These new plans are divided into three categories, each promoted under its own name, and offer a wide variety of monthly paid contracts, including packages with unlimited traffic. We also offer prepaid plans in Ukraine.  For example, SIM-SIM tariffs comprise a family of prepaid plans offering universal tariffs noted for their simplicity, as well as special reduced tariffs for calls made within the UMC network, for calls made to preferred designated numbers and for heavy SMS users, among others. Other prepaid tariff plans also offer special reduced tariffs for calls made and SMSs sent within the UMC network. UMC Business tariff plans are targeted for corporate users offering discounted tariffs for calls made between intra-company users.

As of December 31, 2006, the standard per minute prices in Ukraine varied from $0.08 per minute to $0.25 per minute. The standard per minute price for calls made within the UMC network ranged from $0.04 per minute to $0.17 per minute. Higher rates applied to international calls ranging from $0.17 per minute to $3.56 per minute.

Customer Payments and Billing

We enroll new subscribers, except for certain corporate and exclusive clients, in an advance-payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2006, approximately 98.1% of our consolidated subscriber base was enrolled in the advance-payment program and 1.9% used the credit system.

Our advance-payment system monitors each subscriber account and sends a seven-day advance warning on the subscriber’s mobile telephone when the balance on the subscriber’s account decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a telephonic reminder or SMS twice in the following seven-day period and an additional reminder one day prior to termination, including the current level of the subscriber’s remaining balance and a recommendation as to the sum that should be advanced to us based on the subscriber’s historical usage.

Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid on time, the customer may be liable for a late payment charge of up to 0.3% of the amount due for each day payment is past due. We limit the amount of credit extended to customers based on the customer’s payment history, type of account and past usage. As of December 31, 2006, subscribers using the credit system of payment had a maximum credit limit of $1,000. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone number until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers to the advance-payment system. However, existing credit payment customers may continue to use their old tariff plan as long as their accounts remain in good standing.

We are in the process of replacing multiple billing systems used by us in the different countries and regions where we operate with a new unified billing system, which will allow us to offer all of our subscribers a uniform and consistently high level of service. The new billing system is also capable of monitoring account usage in real time and provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses.  In addition, we will be able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia will receive a single invoice, whereas our old billing system could not support such a service. We expect to complete the migration of our prepaid subscribers onto a new billing system in Russia in 2007. The transition to the new billing system in the other countries where we operate will take longer to complete.

In 2005 and the first half of 2006, our tariffs in Russia were primarily quoted in currency units equivalent to U.S. dollars, except for some regions of Russia where tariffs are quoted in rubles. Invoices quoted in U.S. dollar-equivalent units specified the amount owed in such units and required translation into rubles in order to make payments. In the second half of 2006, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles. Since January 1, 2007, we have had ruble-denominated tariffs and charged our subscribers in Russian rubles. We offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

All tariffs for UMC subscribers are quoted in hryvnias. We offer our subscribers in Ukraine various ways to pay for our services, including by cash or credit card, wire transfer, on account and prepaid cards.

Customer Service

We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In each of the markets where we operate, we have a call center that provides customer service 24 hours a day, seven days a week. Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services.

During 2006, we launched the call center performance management program to improve subscriber accessibility to customer services and establish higher standards of customer care through all of our call centers.  Pursuant to this program, we successfully implemented the intellectual routing of calls designed to provide our more valuable and loyal customers with quicker access to customer support services when calling us.  We are also continuing to transform our call centers into effective channels for client relationship management, or CRM.

We have established customer retention departments in each of our macro-regions to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers.

Network Technology

We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

Network Infrastructure

We use switching and other network equipment supplied by Motorola, Siemens, Ericsson, Huawei, Alcatel and other major network equipment manufacturers.

In the Moscow license area, we have allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

In St. Petersburg and the Leningrad region, we have allocated frequencies spanning 2 × 9.6 MHz of spectrum in the GSM 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.2 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 2.8 MHz of spectrum in the Kiev and Zakarpattya regions to 2 × 5.2 MHz in Kiev city. We also have been allocated frequencies spanning from 2 × 16.0 MHz in the Tchernigov region to 2 × 26.4 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have applied for an additional 137.6 MHz of GSM 1800 frequency allocations for 19 major license areas in Ukraine and intend to apply for additional frequency allocations in the 1800 MHz band.

We believe that we have been allocated adequate spectrum in each of our license areas.

GPRS and Internet Access

In many regions, we have upgraded our network to enable us to offer GPRS services, which permit our subscribers access to the Internet, WAP and MMS. As of December 31, 2006, GPRS services were available to our subscribers in 78 regions in Russia, including major metropolitan areas such as Moscow, St. Petersburg and Novosibirsk. We also offered GPRS services in all regions of Ukraine. In addition, we introduced international GPRS roaming to our subscribers in 2004, enabling them to use various GPRS-based services while traveling abroad.

In 2004, we entered into an exclusive strategic partnership with NTT DoCoMo under which we launched the i-mode mobile internet platform in all the macro-regions of Russia during 2005, except the Far East, where the i-mode platform was launched in June 2006. Through i-mode, subscribers are offered easy access to numerous internet sites with premium content, e-mail and other applications using specialized handsets developed especially for i-mode users.

We also entered into an agreement with Research In Motion in May 2005 to offer BlackBerry services to our subscribers in Russia. We plan to launch BlackBerry as soon as we receive approval from Rossvyazokhrankultura. BlackBerry services will enable our subscribers to easily access e-mail, phone, text messaging, Internet, organizer and corporate data applications from a single, integrated device. It will operate on our GSM/GPRS network in Russia with international roaming supported in the countries where we have GPRS roaming agreements.

In addition, we launched a trial program for our EDGE services in the Samara region in December 2004. EDGE is a high-speed, high-quality data transfer application capable of transmitting streamline video and TV programs onto mobile phones. In 2005, we commercially launched EDGE services in the Moscow metropolitan area and expanded EDGE services in 2006 to cover the most developed markets where we operate.

Third-Generation Technology

Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2 Mbps per second. We have conducted trials of third-generation networks utilizing rented network equipment.

In July 2006, UMC was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We plan to provide the following services to our CDMA 450 subscribers in Ukraine: wireless virtual data transmission networks, remote access to corporate subscribers, high-speed access to the Internet and multimedia services, such as video-on-demand. We intend to commence commercial services using CDMA 450 technology in Ukraine in 2007.

In April 2007, the Russian Ministry of Information and Communications announced the results of a tender for 3G licenses. We are one of three companies, along with Vimpelcom and Megafon, who received a nationwide 3G license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and Megafon are required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received.  We expect that our 3G network will use 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies, and will compliment our existing GSM network. We are planning to initially launch 3G services in the largest cities in Russia starting in the second half of 2007.

In addition, the Communications and Information Agency of Uzbekistan allocated a 3G license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. We are planning to begin the development of a 3G network in Uzbekistan in 2007 after we complete a tender to choose an equipment supplier. We aim to launch the 3G network in Tashkent in 2008 followed by Samarkand, Bukhara and Andijan, and expect that the 3G network will compliment our existing GSM network in Uzbekistan. Subscribers outside the 3G network’s coverage will automatically be switched to the GSM network.

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

Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 55 years, with the term of a majority of agreements being three to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 base stations at some of the same sites.

To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Interconnect Arrangements and Telephone Numbering Capacity

Cellular operators must interconnect with local, inter-city and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. We have local interconnection agreements, including agreements for the provision of telephone numbering capacity, with several telecommunications operators in Moscow and in the other regions of Russia and in Ukraine, including the public switched telephone network operator in the city of Moscow, MGTS, as well as other companies within the Comstar group, all of which are affiliated with Sistema, and Ukrtelecom, UTEL, Golden Telecom and other public switched telephone network operators in Ukraine. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For use of 11-digit telephone numbering capacity and the associated interconnection, we have agreements with Rostelecom. Local interconnection typically entails payment of a one-time connection fee, a monthly fee per subscriber connected and a usage charge based on minutes of traffic, or some combination thereof.

To provide our subscribers in Russia with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom, or MTT, and, to provide international services, with Rostelecom and Golden Telecom. Most fees for connecting users of other operators’ fixed line and wireless networks to our network, or interconnect fees, are based on usage by minute and vary depending on the destination called.

Russian legislation requires that public switched telephone networks may not refuse to provide interconnection or discriminate against one operator in comparison to another; in practice, however, it has been our experience that some regional network operators do discriminate among mobile cellular operators by offering different interconnection rates to different mobile operators. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.” Certain interconnect fees are subject to government regulation, such as those set by Rostelecom.

The Ministry of Information Technologies and Communications has allocated special numbering codes for “federal” 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of “local” 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow’s “495” code and the Moscow region’s “496” code have already reached numbering capacity limits. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Russian regulator recently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into a new arrangement whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2006, we had numbering capacity (federal and local) for over 18.5 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

Interconnection and traffic transit between the networks of cellular operators in Russia are organized through the network of MTT, one of the largest alternative operators in Russia, or through direct channels connecting the switches of the different cellular operators located in one city.

In Ukraine, mobile operators are allocated numbering capacity by the NCRC. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. However, the numbering capacity for fixed network development (if we decide to utilize a local license granted to UMC) is insufficient.

Network Monitoring Equipment

We have operation and maintenance centers in Moscow, St. Petersburg, Nizhny Novgorod, Samara, Ekaterinburg, Omsk, Tomsk, Novosibirsk, Irkutsk, Kazan, Ufa, Krasnoyarsk, Chita, Blagoveshchensk, Vladivostok and Yuzhno-Sakhalinsk. We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

Our networks in Ukraine, Uzbekistan and Turkmenistan are monitored by our Kiev, Tashkent and Ashgabat operations and maintenance centers, respectively. In addition to monitoring performance of the network, our Kiev, Tashkent and Ashgabat operations and maintenance centers analyze network quality parameters and provide reports and recommendations to management.

Handsets

Almost all of our handset sales consist of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine. For the year ended December 31, 2006, we provided net handset subsidies of $30.4 million in Ukraine. These subsidies are expected to be compensated within two years of a subscriber’s enrollment through the subscriber’s usage of our services. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future.

We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. We offer approximately 80 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Samsung and Nokia. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. Dual-band handsets range in cost from approximately $30 to $1,500.

We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending from $1 to $167 on such accessories in addition to the cost of the handset.

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

The new Federal Law on Communications came into force on January 1, 2004 and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to the enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. The lack of interpretive guidance from the regulatory authorities regarding the new regulations and the uncertainty surrounding their compatibility with the regulations still in effect impedes our ability to assess effectively the impact of the new regulations under the Federal Law on Communications on our business.

The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, while under the previous law, the Ministry of Communications issued licenses for the provision of wireless communications services at its own discretion, under the new law, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the new law provides for the establishment of a “universal services reserve fund” to be funded by a levy imposed on all telecommunications service providers, including us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Legal Risks and Uncertainties—The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.” The Federal Law on Communications also attempts to simplify the succession of licenses to merged or otherwise reorganized companies by instituting a license re-issuance procedure, whereas under the previous law, merged or reorganized companies were required to apply to the Ministry of Communications for the issuance of a new license in such circumstances.

Regulatory Authorities

The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the March 2004 large-scale restructuring of the Russian government. The system of regulation is still evolving and further changes are expected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Political and Social Risks—Political and governmental instability in Russia and Ukraine could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

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

The following bodies also regulate the telecommunications industry.

The Federal Service for Supervision in the Area of Mass Media, Communications and Protection of Cultural Heritage is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

•       the issuance of licenses and permissions in the area of communications and information technologies;

•       the registration of radio-electronic and high-frequency equipment;

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

•       the enforcement of equipment certification requirements;

•       the examination of electromagnetic compatibility of equipment with existing civil radio-electronic equipment; and

•       the organization of tenders with respect to licenses in the sphere of communications.

The Federal Agency of Communications is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including the allocation of numerical resources and certification of equipment for compliance with technical requirements

State Radio Frequencies Commission.   The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Information Technologies and Communications which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

Other regulatory authorities.   In addition, the Federal Antimonopoly Service supervises competition regulations and enforces the Federal Law on the Natural Monopolies and the regulations enacted thereunder. The Federal Tariffs Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and DLD calls by subscribers of PSTNs and installation and subscription fees. The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Registration Service is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005.

Licensing of Telecommunications Services and Radio Frequency Allocation

Telecommunications licenses are issued based on the Federal Law on Communications, and, with regard to wireless telecommunications services, on the Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services, enacted in June 1998. Under these regulations, effective January 1, 2004, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to Rossvyazokhrankultura. Officials of Rossvyazokhrankultura have broad discretion with respect to both issuance and renewal procedures.

A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

•       receive a license from Rossvyazokhrankultura to provide communications services;

•       obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission and the Federal Agency of Communications if providing wireless telecommunications services; and

•       obtain permission from Rossvyazokhrankultura for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency allocation and site plan, which is then reviewed and certified by Rossvyazokhrankultura for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. Rossvyazokhrankultura has discretion to modify this plan, if necessary, to ensure such compatibility.

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

Frequencies are allocated for a maximum term of ten years, which may be extended upon the application of a frequency user. Under the Federal Law on Communications, frequency allocations may be changed for purposes of state management, defense, security and protection of legal order in the Russian Federation with the license holder to be compensated for related losses. Further, frequency allocations may be suspended or terminated for a number of reasons, including failure to comply with the conditions on which frequency was allocated.

The following one-time license fees are payable in respect of each region covered by the license: 15,000 rubles, for services involving use of a frequency spectrum, lease of communication channels running beyond one region of Russia as well as in number of other cases specified by law; and 1,000 rubles in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

In addition to licensing fees, a government decree enacted on June 2, 1998 requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Furthermore, the Federal Law on Communications provides for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by each of its subscribers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Legal Risks and Uncertainties—The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.”

The Federal Law on Communications empowers the Russian government to determine and annually review the list of licensing requirements applicable to various communication services being licensed. The most recent list of licensing requirements was enacted by Government Decree No. 87 dated February 18, 2005 and amended by Government Decree No. 837 dated December 29, 2005. Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards and certain other terms and conditions. We have either commenced service by the applicable deadline or received an extension of the applicable deadline for all of our licenses.

Equipment Certification

A government decree adopted on December 31, 2004, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proved in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All networks of our telecommunications subsidiaries must be certified. A government decree on Regulation of Use of Equipment in the Interconnected Telecommunications Network, enacted on August 5, 1999 gives the Ministry of Information Technologies and Communications and the Federal Antimonopoly Service the right to restrict the use of certain equipment, including equipment manufactured outside Russia, and to set the technical requirements for the equipment used in the interconnected telecommunications network. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency’s internal review. In addition, a Presidential decree requires that licenses and equipment certifications be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

Further, certain high-frequency equipment, a list of which was approved by Government Resolution No. 539 of October 12, 2004, manufactured or used in the Russian Federation requires special permission from Rossvyazokhrankultura. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties. Failure to receive such certification could result in the mandatory cessation of the use of such equipment.

Competition, Interconnection and Pricing

The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs) allows for regulation of tariffs and other commercial activities of telecommunications companies that are “natural monopolies.” Government Decree No. 637, dated October 24, 2005, authorized the Federal Tariffs Service to set the following tariffs for the natural monopolies in the communications market:

•       provision of access to a local telephone network;

•       permanent use of a subscriber’s line; and

•       local, intra-zone and DLD calls.

Although these regulations apply only to fixed line operators, we are still subject to them when receiving telephone calls from fixed lines.

In accordance with the Federal Law on Natural Monopolies, the Federal Tariffs Service maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon the decision of the Federal Tariffs Service based on the Service’s analysis of the operator’s activities and the market conditions. At present, none of our subsidiaries is included in the Register of Natural Monopolies.

The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. As of December 31, 2006, MTS OJSC and its subsidiary MSS are categorized by the Federal Antimonopoly Service as companies with a market share exceeding 35%. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.”

The Federal Law on Communications provides for a special regulation of PSTN operators occupying a “substantial position,” i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. In particular, the Federal Law on Communications and implementing rules adopted by Government Decrees No. 161, dated March 28, 2005 and No. 627, dated October 19, 2005, both effective from January 1, 2006, provide for government regulation of interconnection tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer for all operators who intend to use such interconnection services. Notwithstanding the above, fixed line operators not considered to occupy a “substantial position” and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

In March 2006, the Federal Law on Communications was amended to incorporate a CPP scheme effective as of July 1, 2006. Prior to the implementation of the CPP principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by Rossvyazokhrankultura and is known as the settlement rate. The settlement rate, however, does not cover our expenses for terminating calls initiated by subscribers of fixed line operators and, therefore, we partially offset the resulting losses by charging most of our subscribers an additional amount for the first minute of outgoing calls. As of December 31, 2006, the increase in revenues resulting from this additional charge, as well as the increases in our traffic volume associated with the CPP was not sufficient to offset the losses incurred due to the low settlement rate established by Rossvyazokhrankultura.

Regulation in Ukraine

Regulatory Authorities

The State Department on Communications and Informatization, or SDCI (formerly the State Committee on Communications and Informatization, or SCCI), regulated the telecommunications industry through December 31, 2004 largely through the issuance of regulations, establishment of requirements relating to the quality of telecommunications services and technical requirements relating to telecommunications networks and facilities. The SDCI also supervised the technical conditions and development of the telecommunications industry, including the development of standards and technical rules and supervision of the GSM, D-AMPS, NMT and TDMA networks. The SDCI was established in September 2004 as a division of the Ministry of Transport and Communications of Ukraine, or MTCU. The MTCU was established in July 2004 as a result of the merger of the Ministry of Transport and the SCCI. The SDCI is headed by a director nominated by the Minister of Transport and Communications and appointed by the Cabinet of Ministers of Ukraine. Following its establishment in January 2005, the NCRC assumed most of the SDCI’s functions. The SDCI remains responsible mainly for establishing and overseeing technical policies and standards.

The National Commission for the Regulation of Communications, or NCRC, established in January 1, 2005, pursuant to the new Telecommunications Law described in “—Legislation” below, is an independent regulatory body consisting of seven members and a chairperson. The members and chairperson of the NCRC are nominated by the Prime Minister and appointed by the President of Ukraine for a five-year term. The NCRC is responsible for issuing licenses for telecommunications services commencing January 1, 2005, as well as various other responsibilities of the SDCI from that date. The SDCI, on the other hand, remains responsible mainly for establishing and overseeing technical policies and standards

The State Center for Radio Frequencies of Ukraine, or SCRF.   While licenses for radio frequencies for wireless communications are issued by the NCRC, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the NCRC with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and will continue monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase.

The State Inspection of Communications, or SIC, established by the new Telecommunications Law, is a division of the NCRC. The SIC is responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC also monitors compliance with license terms, physically inspects operators and providers of telecommunications services and, together with the SCRF, reviews cases relating to administrative violations in the areas of telecommunications and radio frequencies.

Legislation

The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, or the Telecommunications Law, and the Radio Frequencies Law dated June 1, 2000, or the Radio Frequencies Law.

The Telecommunications Law provides for, among other things, equal rights for individuals and legal entities to offer telecommunications services, fair competition and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications networks. The licensing of telecommunications services, the requirements for equipment certification and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators and users of telecommunications services and radio frequencies.

The Telecommunications Law addresses new areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnection, public telecommunications services, market access rules and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunications services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

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

Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than five years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCRC at least four months prior to the expiration of the license term. NCRC officials have broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCRC must award licenses on a first come-first serve basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCRC may adopt a decision to limit the number of licenses. In this event, the law requires that such decision be made public along with the rationale and that the licenses be allocated through a tender.

In accordance with the Radio Frequencies Law, the NCRC issues a frequency license concurrently with the issuance of the license for the type of telecommunications services requiring use of radio frequency resources. A telecommunications operator that has a respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of the relevant telecommunications license.

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

Telecommunications operators are subject to strict regulations, especially regarding electromagnetic compatibility; construction and technical maintenance of a telecommunications network must be carried out in accordance with specific regulations applicable in Ukraine. Telecommunications operators must submit periodic reports to the NCRC on the amount and quality of services provided under the telecommunications license. We believe that we are in material compliance with the applicable laws and regulations related to our Ukrainian licenses.

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

Equipment Certification

The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine and issues the equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

The Radio Frequencies Law provides that users of radio frequency resources must obtain permits for the operation of radio-electronic and radio-emitting equipment, except for equipment used on a permit-

free basis in accordance with this law. In order to obtain such operation permit, a company is required to file an application with the SCRF. The Radio Frequencies Law also requires producers and importers of radio-electronic and radio-emitting equipment to be used on the territory of Ukraine to register such equipment with the NCRC.

Competition

The Telecommunications Law provides that one of the purposes of the licensing of telecommunications services is to encourage competition and de-monopolization in the telecommunications industry.

The AMC is the state administrative body charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

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

A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

•       annually submit to the NCRC irrevocable public offers regarding interconnection with the other operators’ telecommunications networks;

•       comply with the regulations of the NCRC regarding the technical, organizational and commercial terms of interconnection with the other operators’ telecommunications networks;

•       comply with the calculation factors set by the NCRC for access to the operator’s own network; and

•       not discriminate against other players in telecommunications market.

Although UMC currently has over a 41% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified UMC and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of UMC and Kyivstar qualified as having a dominant position in the market. The AMC offered UMC and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. In December, 2004, the AMC announced its issuance of a decision in which it confirmed that neither UMC nor Kyivstar qualified as having a dominant position in the wireless communications market.

In November 2005, the AMC recommended that UMC and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, UMC responded by notifying the AMC that it had partially abolished the connection fees it charged to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. The AMC has not taken any further actions relating to this matter.

Tariffs

Telecommunications tariffs are regulated by the NCRC for:

•       “public telecommunication” services;

•       access to the telecommunications networks (use of electric communications channels) of the operator with the dominant position on the market; and

•       the lease of telecommunications channels owned by operators with a dominant position on the market.

The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

In May, 2006, the NCRC established maximum tariffs for both fixed-line public telecommunications services and for access to wireless networks from fixed-line networks. Such tariffs shall become effective when the decision by the NCRC establishing the tariffs is registered by the Ukrainian Ministry of Justice.

Although there are no additional regulations limiting the rates at which tariffs may be set for wireless telecommunications services, the AMC, where competition laws are violated, can find tariffs unfair and injurious to competition. In such cases, the AMC may request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff schedule.

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

The NCRC is authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The decision of NCRC is binding upon the parties in the dispute but a party to the dispute may appeal such decision in court.

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

C.               Organizational Structure

The table below presents our significant operating and holding entities and our ownership interests therein as of December 31, 2006. Our ownership interest and voting power in each of the entities is identical. All of the entities, with the exception of MTS Belarus, UMC, Uzdunrobita, BCTI, MTS Finance and MTS Bermuda Ltd. are organized and operate under the laws of the Russian Federation.

	Accounting Method	Ownership Interest
MTS Finance(1)	Consolidated	100.0%
MTS-Capital	Consolidated	100.0%
UMC	Consolidated	100.0%
Volgograd Mobile	Consolidated	100.0%
Astrakhan Mobile	Consolidated	100.0%
Mar Mobile GSM	Consolidated	100.0%
Primtelefon	Consolidated	100.0%
MSS	Consolidated	91.0%
ReCom	Consolidated	100.0%
MTS Kostroma	Consolidated	100.0%
Novitel	Consolidated	100.0%
Uzdunrobita	Consolidated	74.0%
Sibintertelecom	Consolidated	100.0%
Telesot Alania	Consolidated	100.0%
MTS-Komi Republic	Consolidated	100.0%
MTS-Tver	Consolidated	100.0%
BCTI	Consolidated	100.0%
Sweet-Com	Consolidated	74.9%
MTS-Bermuda Ltd.	Consolidated	100.0%
Dagtelecom	Consolidated	74.99%
MTS Belarus	Equity	49.0%

(1)                 Represents beneficial ownership interest.

D.              Property, Plant and Equipment

We occupy premises in Moscow at 4 Marksistskaya Street, 4 Marksistskaya Street Bldg. 34, 1/3 Vorontsovskaya Street Bldg. 2, 1 Vorontsovskaya Street Bldg. 5, 5/2 Vorontsovskaya Street, 13/14 Vorontsovskaya Street Bldg. 10, 12/12 Pankratievskaya Street, 10 Teterinsky Pereulok, 32/1 Bolshaya Semenovskaya Street, 7/22 Derbenevskaya Embankment and 6 Vtoroy Vyazovskiy Proezd, which we use for administration, as well as operation of mobile switching centers. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We are currently considering an option to consolidate our premises into a single office building somewhere in the Moscow area in order to decrease maintenance costs and increase operational efficiency. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. Although we believe that our properties are adequate for our current needs, additional space is available to us if and when it is needed.

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

Of the 20,812 base stations comprising our network in Russia as of December 31, 2006, 13,149 operated in the 900 MHz band and 7,663 operated in the 1800 MHz band. We also operated 540 base station controllers and approximately 155 switches in Russia as of December 31, 2006.

Of the 9,059 base stations comprising our network in Ukraine as of December 31, 2006, 3,967 operated in the 900 MHz band and 5,092 operated in the 1800 MHz band. We also operated 246 base station controllers and 35 switches in Ukraine as of December 31, 2006.

Of the 1,018 base stations comprising our network in Uzbekistan as of December 31, 2006, 479 operated in the 900 MHz band and 539 operated in the 1800 MHz band. We also operated 20 base station controllers and 13 switches in Uzbekistan as of December 31, 2006.

Of the 118 base stations comprising our network in Turkmenistan as of December 31, 2006, 79 operated in the 900 MHz band and 39 operated in the 1800 MHz band. We also operated 7 base station controllers and 2 switches in Turkmenistan as of December 31, 2006.

In addition, certain of our subsidiaries entered into capital lease agreements for network equipment with Invest-Svyaz—Holding, a wholly-owned subsidiary of Sistema. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Item 4A.                Unresolved Staff Comments

None.

Item 5.                        Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in “Item 3. Key Information—D. Risk Factors” for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Item 3. Key Information—D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are the largest mobile operator in Russia, Uzbekistan and Turkmenistan and the second largest in Ukraine in terms of subscribers and revenues, according to AC&M-Consulting. Revenues for the year ended December 31, 2006, were $6,384.3 million, an increase of 27.4% from the year ended December 31, 2005. Net income for the year ended December 31, 2006, was $1,075.7 million, down 4.5% from the year ended December 31, 2005. At December 31, 2006, we had a subscriber base of 72.9 million (51.2 million in Russia, 20.0 million in Ukraine, 1.5 million in Uzbekistan and 0.2 million in Turkmenistan).

Our revenues have increased through organic growth, as well as through acquisitions. During March to July 2003, we acquired 100% of UMC, a mobile operator in Ukraine, for approximately $378.3 million in cash and assumed debt of UMC in the amount of $62.0 million. For the years ended December 31, 2005 and 2006, UMC accounted for approximately 24.0% and 23.3%, respectively, of our total revenues. We acquired a 74% stake in Uzdunrobita, a mobile operator in Uzbekistan, in August 2004, and Uzdunrobita’s results of operations have been included in our audited consolidated financial statements beginning July 2004. For the years ended December 31, 2005 and 2006, Uzdunrobita had total revenues of $86.5 million and $136.7 million, respectively. In two separate purchases in June and

November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan, for $46.7 million in cash. BCTI’s results of operations have been included in our consolidated financial statements since June 30, 2005. For the year ended December 31, 2006, BCTI had total revenues of $105.8 million. We spent $355.7 million, $178.9 million and $38.2 million in cash (net of cash acquired) in 2004, 2005 and 2006, respectively, to acquire businesses.

We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new license areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2004, 2005 and 2006 were $1,358.9 million, $2,181.3 million and $1,722.0 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2004, 2005 and 2006 was $1,711.6 million, $1,803.6 million and $2,389.9 million, respectively. Since 2002, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured notes offerings in international capital markets. In April 2006, we entered into a syndicated loan facility with several international financial institutions, allowing us to borrow up to $1,330.0 million in two tranches of $630.0 million and $700.0 million, of which $860.0 million remained outstanding as of December 31, 2006. As of December 31, 2006, we had total indebtedness of approximately $3.1 billion, including capital lease obligations, compared to approximately $2.9 billion as of December 31, 2005. Our total interest expense for the years ended December 31, 2005 and 2006, was $132.5 million and $177.1 million, net of amounts capitalized, respectively.

We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 3.2 million subscribers as of December 31, 2006. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements, but instead are accounted for in our equity in net income of associates. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

Segments

Prior to January 1, 2005, we had several operating segments corresponding to separate legal entities within our group. For reporting purposes, we grouped them as follows: (1) our company, Mobile TeleSystems OJSC, or MTS OJSC, which holds licenses for and operates in the Moscow license area and a number of areas outside of Moscow; (2) our subsidiary, Telecom XXI, which held licenses for and operates in St. Petersburg and a number of areas in northwest Russia; (3) our subsidiary, Kuban-GSM, which held licenses for and operates in the Krasnodar region of Russia (4) our subsidiary, UMC, which holds licenses for and operates in Ukraine; and (5) several other smaller subsidiaries, which hold licenses for and operate in the different regions of Russia and our subsidiary, Uzdunrobita, which holds licenses for and operates in Uzbekistan, which we call “Other regions.”

Pursuant to a reorganization beginning in 2004, we separated our operations in Russia by geographic region, or macro-regions, rather than by legal entity as described above. To accomplish this restructuring, we merged many of our majority-owned subsidiaries in order to consolidate our administrative functions and improve management efficiency. Furthermore, in July 2005, we merged with eight of our wholly-owned subsidiaries in Russia, including Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900, or UDN-900, Dontelecom, MTS-Barnaul, MTS-Nizhny Novgorod, or MTS-NN, Telecom-900 and Amur Cellular Communication, or ACC. In April 2006, we merged with an additional nine of our wholly-owned subsidiaries in Russia: Gorizont-RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications, or TSS, BM Telekom, Far East Cellular Systems-900, or FECS-900, Siberian Cellular Systems-900, or SCS-900, and Uraltel. In April 2007, the Russian authorities approved the merger of our wholly-owned subsidiaries ReCom and Telesot Alania with us.

In August 2006, we decided to structure each of the macro-regions in Russia under one governing body entitled “MTS Russia” as each of the macro-regions in Russia possesses similar operational characteristics and economic environment. We review on a separate basis each of the other countries where we operate due to each country’s different geographical, economic and regulatory environment. Furthermore, each country where we operate requires its own unique marketing and investment strategies. See Note  24 to our audited consolidated financial statements for segment information.

Subscriber Data

The following table shows our subscribers by country as of the dates indicated:

	At December 31,
	2004	2005	2006
	(in thousands)
Subscribers(1)
Russia	26,540	44,219	51,222
Ukraine	7,373	13,327	20,003
Uzbekistan	311	580	1,450
Turkmenistan	—	68	184
Total consolidated	34,224	58,194	72,859
MTS Belarus (unconsolidated)	1,214	2,134	3,208

(1)                 We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

We had approximately 51.2 million subscribers in Russia at December 31, 2006, of which 11.2 million were in the Moscow license area that encompasses the City of Moscow and the Moscow region. According to AC&M-Consulting, approximately 18.0% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration by active SIM card stood at approximately 156.4% as of December 31, 2006. Overall penetration in Russia was lower, at approximately 104.6%, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area totaled approximately 40.0 million as of December 31, 2006. According to AC&M-Consulting, as of December 31, 2006, we had a leading 33.7% market share of total mobile cellular subscribers in Russia. Our market share in the Moscow license area was approximately 42.2% as of December 31, 2006, according to AC&M-Consulting. We had approximately 20.0 million subscribers in Ukraine as of December 31, 2006, and, according to AC&M-Consulting, a 40.6% market share of total mobile cellular subscribers in Ukraine. In addition, we had approximately 1.5 million subscribers in Uzbekistan, representing a 57.9% market share, according to our estimates.

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

	Year Ended December 31,
	2004	2005	2006
Subscriber Churn
Russia	27.5%	20.7%	23.3%
Ukraine	15.8%	21.8%	29.9%

The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The increase in our churn rate in Russia during 2006 occurred mainly due to aggressive pricing policies and promotions undertaken by our competitors. The churn rate in Ukraine has increased significantly due to increased competition with Vimpelcom and Astelit during 2006.

While our subscribers and revenues have been growing, our average monthly service revenue per subscriber has been decreasing. We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming and interconnect fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows our average monthly service revenue per Russian and Ukrainian subscriber and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Average monthly service revenue per subscriber
Russia(1)	$12	$8	$8
Ukraine	$13	$10	$7
Average monthly minutes of use per subscriber
Russia	157	128	129
Ukraine	114	117	142

(1)                 As of June 30, 2006, we changed the methodology for reporting average revenue per user for our Russian subscribers, a common calculation used throughout the telecommunications industry as a measure of company effectiveness and performance. Whereas previously we had excluded interconnect fees, we now include all network revenue in our calculation. Despite the change in methodology, the average monthly service revenue per subscriber in Russia in 2004 would remain the same because of the insignificant amount of interconnect revenues generated for that year.

Average monthly service revenue per subscriber in Russia decreased from $12 for the year ended December 31, 2004, to $8 for the years ended December 31, 2005 and 2006. In 2005, average monthly service revenue per subscriber and average monthly minutes of use per subscriber in Russia decreased due to strong competition and a more diverse subscriber base. In 2006, the average monthly service revenue per subscriber and average monthly minutes of use per subscriber in Russia stabilized. In Ukraine, average monthly service revenue per subscriber decreased from $10 for the year ended December 31, 2005 to $7 for the year ended December 31, 2006 primarily due to competitive pressures on price levels. Average monthly minutes of use per subscriber in Ukraine increased from 117 minutes in 2005 to 142 minutes in 2006 due to the introduction of subscriber tariffs aimed at stimulating traffic, such as inexpensive intra-network rates.

The following table shows the mix between prepaid and other subscribers, such as contract and corporate customers, for Russia and Ukraine for the periods indicated. For a description of our prepaid tariff plans, see “Item 4. Information on Our Company—B. Business Overview—Tariffs.”

	At December 31,
	2004	2005	2006
Russia
Prepaid	77%	88%	90%
Other	23%	12%	10%
Ukraine
Prepaid (including SIM-SIM)	86%	90%	93%
Other	14%	10%	7%

Revenues

Our principal sources of revenue are:

•       service revenues, including usage and interconnect fees, monthly subscription fees, roaming and value-added services fees, and connection fees; and

•       revenues from sales of handsets and accessories.

We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority in Russia, while in Ukraine there have been cases where governmental authorities imposed restrictions on our tariffs.

Service Revenues and Connection Fees

Service revenues.   Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators’ GSM networks when roaming outside of our service area. We generally bill our subscribers for all outgoing calls. In the past, we charged our subscribers in Russia for all incoming calls.

An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the CPP principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by Rossvyazokhrankultura and is known as the settlement rate. The settlement rate, however, does not cover our expenses for terminating calls initiated by subscribers of fixed line operators. Due to the launch of free incoming calls, we have increased our rates through the introduction of a fee on the first minute of a call, which varies from $0.01 to $0.02 per first minute depending on the subscriber’s home region. This new fee on the first minute takes into account the fact that incoming calls are free and the fees paid by subscribers should not exceed those paid prior to July 1, 2006 when CPP was introduced.

The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber’s tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of total revenues were 70.5% in 2004, 73.5% in 2005 and 69.3% in 2006, respectively. Usage fees as a percentage of total revenues decreased in 2006 largely due to the increase in interconnect fees as a percentage of total revenues. The further development of our prepaid tariff plans, which have no monthly subscription fees, will support growth in the usage fees as a percentage of total revenues. The percentage of total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 12.7% in 2004, 11.7% in 2005 and 10.9% in 2006, respectively. The main reason for the decline of the monthly subscription fees as a percentage of total revenues is a decrease in the share of subscribers with a monthly subscription fee in the subscriber mix. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by the factors discussed in the previous paragraph.

Roaming fees include amounts charged to other cellular operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees as a percentage of our total revenues represented 2.4% in 2004, 2.0% in 2005 and 1.7% in 2006, respectively. We generally expect roaming fees to decline as a percentage of total revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase of total number of mobile users.

We offer our subscribers an array of value-added services, including SMS, call forwarding, call waiting, call barring, call identification, voice mail, itemized content-based services. For the years ended December 31, 2004, 2005 and 2006, monthly average SMS usage was 17, 13 and 11 text messages sent per subscriber in Russia, respectively. These services as a percentage of our total revenues decreased from 10% in 2004 and 2005 to 9% in 2006. Such services are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total revenues to increase due to the introduction of new value-added services and an increase in the usage of value-added services by our subscribers. We expect that revenue from value-added services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

Connection fees.   Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 2 to our audited consolidated financial statements. Connection fees represented 1.2% of our total revenues in 2004, 0.9% in 2005 and 1.1% in 2006, respectively. We expect connection fee revenues to remain at a low level as a percentage of total revenues.

Sales of Handsets and Accessories

We sell handsets and accessories directly to subscribers in our sales offices and also to dealers for further resale. We offer subscribers primarily dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 2.2% of our total revenue in 2004, 1.4% in 2005 and 1.5% in 2006, respectively. Our average selling price of handsets has declined significantly in recent years, but remained stable in the years ended December 31, 2005 and 2006. We generally do not subsidize handset sales in Russia, but in Ukraine, we subsidize handsets for contract subscribers. See “—Expenses—Cost of Handsets and Accessories” below.

We expect the demand for our handsets and accessories to continue to decrease due to the availability of cheaper market handsets offered by dealers entering the market. In addition, many new subscribers already own handsets, either purchased on the market or because they are churn clients from other operators. We expect as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total revenues will decline.

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

•       interest expenses; and

•       provisions for income taxes.

Cost of Services

Interconnection and Line Rental.   Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under “Item 4. Information on Our Company—B. Business Overview—Interconnect Arrangements and Telephone Numbering Capacity.”

With the introduction of CPP, our revenues and cost structure have changed with interconnect fees and costs representing a larger portion of our revenues and expenses than in previous years. In addition, traffic patterns have changed as consumers have adapted to the new market environment with CPP.

We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will increase as our subscriber base and traffic volumes grow. We expect line rental costs to vary based on the number of base stations, base station controllers, the number and capacity of rented lines and competition among providers of rented lines, as well as availability and usability of substitutes such as microwave links owned by us.

Roaming Expenses.   Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area.

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

In Ukraine, we subsidize handsets for contract subscribers as part of our retention and new subscriber acquisition plans. In the years ended December 31, 2004, 2005 and 2006, we provided net handset subsidies in Ukraine for a total cost of $52.7 million, $57.2 million and $30.4 million, respectively, which are reported as a loss on sales of handsets. We do not subsidize handset sales in Russia and in July 2006, we significantly limited the handset subsidies we provide to our subscribers in Ukraine.

Generally, we provide SIM cards to our customers free of charge. Cost of SIM cards used amounted to $80.6 million in 2004, $122.7 million in 2005 and $87.0 million in 2006, respectively. The growth in SIM cards expense in 2005 was primarily the result of an increase in subscribers acquired and internal churn within our subscriber base.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of:

•       expenses for advertising and promotion; and

•       dealer commissions on new connections and cash collected from subscribers.

Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas and are expected to increase as subscriber numbers and market competition increase. In addition, we expect these costs to increase as we further develop our brand and introduce value-added services.

Commencing on January 1, 2006, in the Moscow license area, dealer commission contracts have been gradually migrated to a new payment scheme. Specifically, we have begun linking commissions for newly acquired subscribers payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount payable to our dealers. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

We measure subscriber acquisition costs, or SAC, to monitor the cost-effectiveness of our sales and marketing expenses. We define SAC as total sales and marketing expenses and handset subsidies for a given period. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. The following table shows SAC in Russia and Ukraine for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Subscriber Acquisition Costs (SAC)
Russia	$21	$19	$23
Ukraine	$19	$14	$10

SAC increased in Russia in 2006 due to an increase in marketing expenses, in particular, the launch of our new brand in May 2006. In addition, we acquired fewer subscribers in 2006 as compared to 2005, effectively increasing our SAC.

In Ukraine, SAC continued to decline in 2006 due to an increase in new subscribers.

General and Administrative Expenses

Our general and administrative expenses consist primarily of:

•       employee salaries and bonuses;

•       social contributions payable to state funds;

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

Provision for Doubtful Accounts

We generally expect our provision for doubtful accounts as a percentage of total revenues to remain stable or decline as a result of initiatives we have taken to improve credit control. In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. See “Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing.” However, our expense for provision for doubtful accounts for the year ended December 31, 2006, totaled $84.9 million, or 1.3% of total revenues, in comparison with $50.4 million, or 1.0% of total revenues, of provision expense incurred in 2005 mainly due to an expansion of our subscriber base into the mass-market low income segment consisting of subscribers with unstable income sources and less predictable consumer behavior. In 2004, our expense for provision for doubtful accounts for the year ended December 31, 2004, totaled $26.5 million, or 0.7% of total revenues. In addition, the billing systems in certain of our regions experience delays between the time that a subscriber’s balance reaches zero and the temporary disconnection of such subscriber from our network causing an increase in our doubtful accounts.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase in line with our network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our regional development programs.

Interest Expense

We expect interest expense to continue to increase, which is principally associated with external debt incurred to finance our network development program and the buildout associated with our regional license areas.

Provision for Income Taxes

Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. Certain expenses are deductible while others have limitations on their deductibility.

Effective January 1, 2002, the statutory income tax rate in Russia was established at 24%. From January 1, 2004, the Ukrainian statutory income tax rate was established at 25%.

Generally, tax declarations remain open and subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. We believe that we have adequately provided for tax liabilities in our consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Acquisitions

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition.

Below is the list of our major acquisitions during 2004, 2005 and 2006.

Company	License area	Date of acquisition	Stake acquired	Purchase price* (in millions)
2004
SCS-900	Several regions in the Siberian part of Russia	March 2004	11.0%	$8.5
FECS-900	Several regions in the Far East of Russia	April 2004	40.0%	8.3
MSS	Eastern Siberia	April 2004	7.5%	2.2
Primtelefon	Several regions in the Far East of Russia	June 2004	50.0%	31.0
UDN-900	Udmurtiya Republic	August 2004	49.0%	6.4
Volgograd Mobile	Volga region	August 2004	50.0%	2.9
Astrakhan Mobile	Volga region	August 2004	50.0%	1.1
Uzdunrobita	Uzbekistan	July 2004	74.0%	126.4
TAIF Telcom	Tatarstan Republic	October 2004	47.3%	63.0
Sibintertelecom	Two regions in the Far East of Russia	November 2004	93.5%	37.4
Telesot Alania	Severnaya Osetia-Alania Republic	December 2004	52.5%	6.2
Gorizont-RT	Republic of Sakha (Yakutia)	December 2004	76.0%	53.2
				$346.6
2005
Sweet-Com	Moscow	February 2005	74.9%	$2.0
Gorizont-RT	Republic of Sakha (Yakutia)	June 2005	24.0%	13.5
BCTI	Turkmenistan	June 2005	51.0%	28.2
BCTI	Turkmenistan	November 2005	49.0%	18.5
Sibintertelecom	Two regions in the Far East of Russia	December 2005	6.5%	2.8
ReCom	Six regions in the European part of Russia	December 2005	46.1%	110.0
Telesot Alania	Severnaya Osetia-Alania Republic	December 2005	47.5%	32.6
				$207.6
2006
Dagtelecom	Republic of Dagestan	July 2006	74.99%	14.7
				$14.7

*                     Excluding acquisition-related costs and debt assumed.

Other investments

In December 2005, we acquired a 51.0% stake in Tarino Limited (“Tarino”) for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

Concurrently with the purchase of a 51.0% stake, we entered into a put and call option agreement with the shareholder of Tarino to acquire the remaining 49.0% interest in Tarino. The call option was exercisable by us from November 22, 2005 to November 17, 2006, and the put option was exercisable by the seller from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call option were recorded at fair value, which approximated $nil at December 31, 2005, in the consolidated balance sheet. At December 31, 2006, a liability of $170.0 million was recorded.

After a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s offices were seized and, as a result, we could not regain operational control over Bitel’s operations in 2005. Accordingly, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. During 2006, we brought this ownership dispute over Bitel to the Prosecutor General of Kyrgyzstan to determine whether a further investigation could be undertaken by the Kyrgyz authorities.  In January 2007, the Prosecutor General informed us that there are no grounds for the Prosecutor General’s office to get involved in the dispute and that no basis existed for us to appeal the decision of the Kyrgyz Supreme Court.

In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we have recognized a liability in the amount of $170.0 million with a corresponding charge to other non-operation expenses in audited consolidated financial statements as of December 31, 2006 and for the year then ended.

For a detailed discussion of investments in Bitel, see “Item 8.A.7. Litigation” and Note 20 to our audited consolidated financial statements.

Results of Operations

Based on the restructuring of our group commenced in 2006, we currently report our financial information by country. See “Item 5. Operating and Financial Review and Prospects—Segments” for additional information regarding the reorganization. As of December 31, 2006, we separately reported our financial information for two countries: Russia and Ukraine. We have restated the corresponding items of segment information for the years ended December 31, 2004 and 2005.

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Net operating revenues
Russia	$3,043,893	$3,700,601	$4,665,530
Ukraine	832,313	1,201,827	1,490,278
Other	26,783	119,932	242,455
Eliminations(1)	(15,995)	(11,342)	(14,009)
Net operating revenues as reported	$3,886,994	$5,011,018	$6,384,254
Costs of services, excluding depreciation and amortization shown separately below and cost of handsets and accessories
Russia	$491,690	$640,630	$1,030,929
Ukraine	221,226	343,990	387,007
Other	2,766	14,195	29,048
Eliminations(1)	(15,995)	(11,342)	(14,009)
Cost of services and cost of handsets and accessories as reported	$699,687	$987,473	$1,432,975
Sundry operating expenses(2)
Russia	$534,560	$707,920	$884,946
Ukraine	88,937	143,099	159,688
Other	8,035	25,290	69,093
Sundry operating expenses as reported	$631,532	$876,309	$1,113,727
Sales and marketing expenses
Russia	$381,090	$475,532	$419,463
Ukraine	79,355	129,651	179,317
Other	538	2,909	9,055
Sales and marketing expenses as reported	$460,983	$608,092	$607,835
Depreciation and amortization expenses
Russia	$539,767	$722,977	$819,316
Ukraine	124,935	153,795	233,744
Other	11,028	30,341	42,921
Depreciation and amortization as reported	$675,729	$907,113	$1,095,981
Operating Income
Russia	$1,096,787	$1,153,542	$1,510,876
Ukraine	317,860	431,292	530,522
Other	4,416	47,197	92,338
Operating income as reported	$1,419,063	$1,632,031	$2,133,736

(1)                 Represents the elimination of intercompany transaction results, primarily roaming arrangements.

(2)                 For the purposes of this analysis “Sundry operating expenses” consist of general and administrative expenses, provision for doubtful accounts and other operating expenses.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the year ended December 31, 2006 increased by $1,373.3 million, or 27.4%, to $6,384.3 million from $5,011.0 million for the year ended December 31, 2005. This increase was primarily due to the significant growth in our subscriber base from 58.2 million as of December 31, 2005 to 72.9 million as of December 31, 2006. The growth was mainly attributable to our sales and marketing efforts and the expansion of our network, as well as the full consolidation in 2006 of BCTI, which we acquired in June 2005 and the general improvement in economic conditions and disposable income levels in Russia and Ukraine. A portion of revenue growth was also due to the significant increase of our interconnect fees in Russia from $38.7 million for the year ended December 31, 2005 to $372.5 million for the year ended December 31, 2006. The increase was caused by significant growth of interconnect rates for the termination of incoming traffic from other operators. The increase in revenues from subscriber growth and interconnect was partially offset by the introduction of CPP principle in Russia (i.e., no revenue from incoming calls previously charged to our subscribers) and a decrease in tariffs in Moscow and other highly competitive license areas, an increase in mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower.

For the year ended December 31, 2006, service revenues and connection fees increased by $1,344.8 million, or 27.2%, to $6,287.1 million compared to $4,942.3 million for the year ended December 31, 2005 due to the growth in the number of our subscribers and interconnect fees, as explained above. Revenues from the sales of handsets and accessories increased by $28.4 million, or 41.4%, to $97.2 million for the year ended December 31, 2006 compared to the year ended December 31, 2005, due to an increase in the number of handsets sold.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2006 increased by 45.1% to $1,433.0 million from $987.5 million for the year ended December 31, 2005. The increase in costs was primarily attributable to subscriber growth and related growth in traffic related expenses, in particular interconnect costs. For the year ended December 31, 2006, interconnect and line rental expenses grew to $822.7 million from $459.2 million for the year ended December 31, 2005 due to increased interconnect rates primarily caused by the introduction of CPP principle and line rental charges and roaming expenses grew to $186.5 million from $134.5 million. The increase in cost of services for the year ended December 31, 2006 was also attributed to an increase in other direct costs incurred by us due to the growth of services from content providers that we paid for in the amount of $75.4 million. For the year ended December 31, 2006, cost of handsets and accessories sold, including SIM cards provided to customers, decreased to $209.3 million from $254.6 million for the year ended December 31, 2005 due to a decrease in 2006 of newly acquired subscribers compared to 2005.

Consolidated gross margin was $4,951.3 million, or 77.6% of consolidated revenues for the year ended December 31, 2006, compared to $4,023.5 million, or 80.3% of consolidated revenues for the year ended December 31, 2005. The decrease in our consolidated gross margin percentage was due to increased interconnect and line rental charges as a result of traffic growth, increased interconnect rates, the introduction of CPP principle and a further expansion of our network.

Russia revenues for the year ended December 31, 2006 increased by 26.1% to $4,665.5 million from $3,700.6 million for the year ended December 31, 2005. Our subscriber base in Russia increased by 15.8% from 44.2 million as of December 31, 2005 to 51.2 million as of December 31, 2006. The effect on revenues due to the increase in our subscriber base was partially offset by a decrease in tariffs in Russia and an increase in mass-market subscribers in our subscriber mix. The introduction of CPP principle, prohibiting mobile operators from charging their subscribers for incoming calls, also had a negative effect on our revenues, which was mitigated by growth in interconnect revenues from the termination of incoming calls and the adoption of new marketing initiatives, which stimulated higher usage among subscribers.

Russia cost of services and cost of handsets and accessories for the year ended December 31, 2006 increased by 60.9% to $1,030.9 million from $640.6 million for the year ended December 31, 2005. The growth occurred mainly as a result of a $331.1 million increase in interconnection charges and line rental expenses driven by an increase in interconnect rates and the number of leased lines, and a $58.8 million increase in roaming expenses due to an increase in subscribers. Cost of handsets and accessories decreased to $135.7 million, or 2.9% of segment total revenues, for the year ended December 31, 2006 from $152.5 million, or 4.1% of segment total revenues, for the year ended December 31, 2005 due to a decrease in 2006 of newly acquired subscribers compared to 2005.

Russia gross margin increased by 18.8% to $3,634.6 million in the year ended December 31, 2006 from $3,060.0 million in the year ended December 31, 2005. Russia’s gross margin percentage decreased to 77.9% in the year ended December 31, 2006 from 82.7% in the year ended December 31, 2005. The main reason for the decrease in the gross margin percentage by 4.8% was greater interconnect charges in the cost structure as a result of an increase in traffic volume and interconnect rates mainly due to the introduction of CPP.

Ukraine revenues increased by 24.0% to $1,490.3 million in the year ended December 31, 2006 from $1,201.8 million in the year ended December 31, 2005. The main reason for the growth in sales revenues was an increase in UMC’s subscriber base from 13.3 million as of December 31, 2005 to 20.0 million as of December 31, 2006, which was partially offset by a decrease in tariffs in Ukraine and an increase in mass-market subscribers in the subscriber mix.

Ukraine cost of services and cost of handsets and accessories for the years ended December 31, 2006 and 2005 were $387.0 million and $344.0 million, respectively. The growth occurred primarily due to an increase of $28.3 million in interconnection and line rental expenses, which was partly offset by a $32.1 million decrease in cost of handsets and accessories. Interconnection and line rental expenses increased to $247.0 million, or 16.6% of segment total revenues, in the year ended December 31, 2006 from $218.7 million, or 18.2% of segment total revenues, in the year ended December 31, 2005 mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories decreased to $70.3 million, or 4.7% of segment total revenues, in the year ended December 31, 2006 from $100.4 million, or 8.4% of segment total revenues, in the year ended December 31, 2005 mainly due to a significant decrease in handset subsidies during 2006.

Ukraine gross margin for the year ended December 31, 2006 grew to $1,103.3 million from $857.8 million for the year ended December 31, 2005. As a percentage of total revenues, gross margin increased to 74.0% in the year ended December 31, 2006, from 71.4% in the year ended December 31, 2005. This increase in gross margin was mainly due to increased service revenue driven by the significant growth of our subscriber base in Ukraine and the decreased handset subsidies.

Other countries revenues for the year ended December 31, 2006 increased by 102.3% to $242.5 million from $119.9 million for the year ended December 31, 2005. Our subscriber base in Uzbekistan and Turkmenistan increased by 166.7% from 0.6 million as of December 31, 2005 to 1.6 million as of December 31, 2006, which was the result of our expansion into these countries. The increase in revenues was mainly due to growth in the subscriber base and the full consolidation of BCTI’s results, which we acquired in June 2005.

Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2006 increased by 104.2% to $29.0 million from $14.2 million for the year ended December 31, 2005. The growth occurred primarily due to a $6.3 million increase in interconnection and line rental expenses in Turkmenistan and a $7.7 million increase in other direct costs in Uzbekistan. Interconnection and line rental expenses increased to $9.0 million in Turkmenistan, or 3.7% of segment total revenues, in the year ended December 31, 2006 from $2.7 million, or 2.3% of total segment revenues, in the year ended December 31, 2005 mainly due to an increase in the number of base stations in use and overall traffic growth in the network. Other direct costs increased to $8.4 million in Uzbekistan, or 3.5% of total segment revenues, in the year ended December 31, 2006 from $0.7 million, or 0.6% of total segment revenues, in the year ended December 31, 2005 mainly due to increased payments to content providers and registration fees.

Other countries gross margin increased by $107.7 million, or 101.9%, from $105.7 million in the year ended December 31, 2005 to $213.4 million in the year ended December 31, 2006, primarily due to an increase in the revenues as a result of growth in the number of subscribers and full consolidation of BCTI’s results as discussed above. Our gross margin percentage for the other countries segment decreased slightly to 88.0% in the year ended December 31, 2006 from 88.2% in the year ended December 31, 2005.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2006 increased by 27.1% to $1,113.7 million from $876.3 million for the year ended December 31, 2005. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by operational growth. In addition, the full consolidation in 2006 of BCTI’ financial results contributed $38.8 million to consolidated sundry operating expenses for the year ended December 31, 2006. In the year ended December 31, 2006, salary expenses and related social contributions increased by $94.2 million due to an increase in personnel compensation levels. Provision for doubtful accounts increased by $34.5 million in the year ended December 31, 2006 due to an overall increase in service revenues and corresponding receivables from subscribers. In addition, our operating expenses increased to $87.8 million for the year ended December 31, 2006 from $67.2 million for the same time period in 2005 mainly due to an increase in payments made to the “universal services reserve fund” in the amount of $54.2 million, which commenced in May 2005. Rent expenses increased from $79.9 million for the year ended December 31, 2005 to $123.4 million due to the increased rent for base station sites and the overall number of sites used. Generally, sundry operating expenses as a percentage of total revenues decreased slightly to 17.4% for the year ended December 31, 2006 from 17.5% in the year ended December 31, 2005.

Russia sundry operating expenses for the year ended December 31, 2006 increased by 25.0% to $884.9 million from $707.9 million for the year ended December 31, 2005. Sundry operating expenses as a percentage of segment total revenues decreased slightly to 19.0% for the year ended December 31, 2006 from 19.1% for the year ended December 31, 2005. The major reasons for the absolute growth of expenses were an increase in other operating expenses by $21.9 due to increased payments made to the “universal services reserve fund,” an increase in salaries, bonuses and related social contributions for our personnel of $76.7 million, an increase in rent expenses of $36.3 million due to the growth in rent costs for base station sites and the number of sites used and an increase in the provision for doubtful accounts by $36.8 million in line with an increase in service revenues and corresponding receivables from subscribers.

Ukraine sundry operating expenses for the year ended December 31, 2006 were $159.7 million, or 10.7% of segment total revenues, while for the year ended December 31, 2005, these expenses were $143.1 million, or 11.9% of segment total revenues. The increase in these expenses in absolute terms during 2006 was the result of an overall increase in UMC’s operational activities. The main reason for the increase in sundry operating expenses in absolute terms was related to a $12.6 million increase in salary expenses and related social contributions due to a personnel increase, as well as an increase in rent and maintenance expenses by $6.4 million in 2006, as compared to 2005.  The increase in rent and maintenance expenses was due to the growth in rent costs for base station sites and the number of sites used.

Other countries sundry operating expenses for the year ended December 31, 2006 increased by 173.1% to $69.1 million from $25.3 million for the year ended December 31, 2005. The main reason for the increase was the result of the full consolidation of BCTI’s financial results, which contributed an additional $35.2 million to sundry operating expenses for the period ended December 31, 2006.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2006 decreased slightly to $607.8 million from $608.1 million for the year ended December 31, 2005. Although commissions to dealers decreased by $73.1 million in 2006, advertising and promotion expenses increased by $72.8 million, which resulted in sales and marketing expenses remaining stable in 2006 as compared to 2005. The decrease in commissions to dealers was primarily due to changes made to the way in which we made dealer commission settlements. See also “Item 4. Information on Our Company—B. Business Overview—Sales and Distribution.” The increase in advertising and promotion expenses was related to increased overall marketing efforts, and especially the marketing expenses in connection with the launch of a new brand in May 2006, as well as the growth in costs for television commercials. Sales and marketing expenses as a percentage of total revenues decreased to 9.5% for the year ended December 31, 2006 from 12.1% for the year ended December 31, 2005, indicating an improvement in our marketing efforts as the sales and marketing expenses in the aggregate remained approximately the same in 2006 as compared to 2005.

Russia sales and marketing expenses for the year ended December 31, 2006 decreased by 11.8% to $419.5 million from $475.5 million for the year ended December 31, 2005 due to the optimization of dealer commission payment policies resulting in less commission being paid to dealers. However, this decrease in amounts paid to dealers was partially offset by an increase in advertising and promotion expenses, as described above. Sales and marketing expenses as a percentage of segment total revenues decreased to 9.0% for the year ended December 31, 2006 from 12.8% for the year ended December 31, 2005.

Ukraine sales and marketing expenses for the year ended December 31, 2006 were $179.3 million, or 12.0% of segment total revenues, and $129.7 million, or 10.8% of segment total revenues, for the year ended December 31, 2005. The increase in sales and marketing expenses was largely the result of our strategy to develop our subscriber base through organic growth. Absolute growth in these expenses for the year ended December 31, 2006 occurred mainly as the result of overall growth in UMC’s activity. The increase in sales and marketing expenses as a percentage of segment total revenues was caused by an increase in spending on advertising and promotional campaigns organized in 2006. Sales and marketing expenses as a percentage of segment total revenues increased to 5.8% for the year ended December 31, 2006 from 4.8% for the year ended December 31, 2005.

Other countries sales and marketing expenses for the year ended December 31, 2006 increased by 213.8% to $9.1 million from $2.9 million for the year ended December 31, 2005, as a result of the expansion of our operations in Uzbekistan and Turkmenistan. The main reasons for this increase were the growth in advertising expenses in order to promote our services and to continue our expansion in these markets, as well as an increase in dealers’ commissions caused by growth in our subscriber base. Sales and marketing expenses as a percentage of segment total revenues increased slightly to 3.7% for the year ended December 31, 2006 from 2.4% for the year ended December 31, 2005.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2006 increased by 20.8% to $1,096.0 million from $907.1 million for the year ended December 31, 2005. The increase was attributable to the increased asset base resulting from our continuing expansion of our network. Depreciation and amortization expenses as a percentage of total revenues decreased to 17.2% for the year ended December 31, 2006 from 18.1% for the year ended December 31, 2005 mainly due to the economies of scale effect.

Russia depreciation and amortization for the year ended December 31, 2006 increased by 13.3% to $819.3 million from $723.0 million for the year ended December 31, 2005 mainly due to significant investments in our fixed and intangible assets, related to the billing system. Depreciation and amortization expenses as a percentage of segment total revenues decreased to 17.6% for the year ended December 31, 2006 from 19.5% for the year ended December 31, 2005.

Ukraine depreciation and amortization for the year ended December 31, 2006 was $233.7 million, or 15.7% of segment total revenues, and $153.8 million, or 12.8% of segment total revenues, for the year ended December 31, 2005. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine.

Other countries depreciation and amortization for the year ended December 31, 2006 increased by 41.6% to $42.9 million from $30.3 million for the year ended December 31, 2005 and decreased as a percentage of segment total revenues to 17.7% from 25.3%. The increase in the depreciation and amortization expense in absolute terms was driven primarily by the continued buildout of our network with respect to our subsidiaries.

Operating Income

Consolidated operating income for the year ended December 31, 2006 increased by 30.7% to $2,133.7 million for the year ended December 31, 2006, from $1,632.0 million for the year ended December 31, 2005. Operating income as a percentage of total revenues increased slightly to 33.4% for the year ended December 31, 2006 compared to 32.6% for the year ended December 31, 2005. Growth of operating income in absolute terms was mainly driven by growth in revenues, whereas growth of operating income margin was primarily due to a decrease in sales and marketing and depreciation and amortization expenses, which was partly offset by growth in cost of services and cost of handsets and accessories as a percentage of total revenues.

Russia operating income for the year ended December 31, 2006 increased by 31.0% to $1,510.9 million from $1,153.5 million for the year ended December 31, 2005 and increased slightly as a percentage of segment revenues to 32.4% for the year ended December 31, 2006 from 31.2% for the year ended December 31, 2005, mainly due to the reasons described above under consolidated operating income.

Ukraine operating income for the year ended December 31, 2006 was $530.5 million, or 35.6% of segment total revenues, and $431.3 million, or 35.9% of segment total revenues, for the year ended December 31, 2005. Absolute growth in operating income was primarily the result of overall growth in UMC’s subscriber base and the continued buildout of its network.

Other regions operating income for the year ended December 31, 2006 increased by 95.6% to $92.3 million, or 38.1% of segment total revenues, from $47.2 million, or 39.4% of segment revenues, for the year ended December 31, 2005. The main reasons for the increase in operating income were an increase in the number of subscribers and full consolidation of BCTI’s financial results in 2006.

Currency exchange and transaction gains

Consolidated currency exchange and transaction gains for the year ended December 31, 2006 was $24.1 million, compared to $10.3 million for the year ended December 31, 2005. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan and Turkmenistan. We are subject to currency fluctuations, including the U.S. dollar versus ruble/hryvnia/som/manat and the U.S. dollar versus euro. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2006 increased by 33.7% to $177.1 million from $132.5 million for the year ended December 31, 2005, primarily as the result of additional interest expense incurred in conjunction with additional debt assumed in 2006.

Equity in net income of associates

Consolidated equity in net income of associates for the year ended December 31, 2006 increased to a gain of $58.1 million, compared to a gain of $42.4 million for the year ended December 31, 2005 primarily due to the increase in net income of associates and the significant growth in profit of MTS Belarus.

Bitel investment and write off

As of December 31, 2006, the investment in Bitel in the amount of $150.0 million was fully impaired. Furthermore,  with the impairment of the underlying asset, a liability of $170.0 million for an expired put option was recorded with an associated charge to non-operating expenses. See Note 20 to our audited consolidated financial statements for details.

Other expenses (income), net

Consolidated other expenses for the year ended December 31, 2006 increased to $65.9 million, as compared to  $13.2 million for the year ended December 31, 2005. The main reason for this increase relates to the conversion losses in BCTI in the amount of $25.6 million for the year ended December 31, 2006.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2006 increased by 40.3% to $576.1 million from $410.6 million for the year ended December 31, 2005. The effective tax rate increased to 34.6% in the year ended December 31, 2006 from 26.3% in the year ended December 31, 2005 mainly as a result of an increase in foreign currency exchange gains taxable for purposes of our statutory accounts, write off of Bitel investment and an accrual of liability not deductible for tax purposes. See Note 14 to our audited consolidated financial statements for details.

Minority interest

Minority interest for the year ended December 31, 2006 decreased by $12.8 million to $14.0 million from $26.9 million for the year ended December 31, 2005 as a result of the purchase of the remaining 46.1% stake in ReCom in December 2005.

Net income

Net income for the year ended December 31, 2006 decreased by $50.7 million, or 4.5%, to $1,075.7 million, compared to $1,126.4 million for the year ended December 31, 2005. Net income as a percentage of revenues was 16.8% in the year ended December 31, 2006 and 22.5% in the year ended December 31, 2005. The main reason for the decrease in net income was a write off of the Bitel investment and an accrual of additional liability in the aggregate amount of $320.0 million.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the year ended December 31, 2005 increased by $1,124.0 million, or 28.9%, to $5,011.0 million from $3,887.0 million for the year ended December 31, 2004. This increase was primarily due to the significant growth in our subscriber base from 34.2 million as of December 31, 2004 to 58.2 million as of December 31, 2005. The growth was mainly attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and disposable income levels in Russia and Ukraine. A portion of revenue growth was also due to the acquisition of BCTI in June 2005, which contributed $33.4 million to our total revenues for the year ended December 31, 2005, as well as the full consolidation in 2005 of Uzdunrobita, which we acquired in July 2004. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in Moscow and other highly competitive license areas, an increase in mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 33% from $12 per subscriber for the year ended December 31, 2004 to $8 for the year ended December 31, 2005.

For the year ended December 31, 2005, service revenues and connection fees increased by $1,142.0 million, or 30.1%, to $4,942.3 million compared to $3,800.3 million for the year ended December 31, 2004 due to the growth in the number of our subscribers, as explained above. Revenues from the sales of handsets and accessories decreased by $18.0 million, or 20.8%, to $68.7 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to a reduction in the number of handsets sold while the average selling price for handsets remained at the same level.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 41.1% to $987.5 million from $699.7 million for the year ended December 31, 2004. The increase in costs was primarily attributable to subscriber growth and related growth in traffic related expenses. For the year ended December 31, 2005, interconnection and line rental expenses grew to $598.3 million from $352.6 million for the year ended December 31, 2004 and roaming expenses grew to $134.5 million from $128.5 million due to an increase in the volume of traffic. For the year ended December 31, 2005, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $254.6 million from $218.6 million for the year ended December 31, 2004 due to an increase in 2005 of newly acquired subscribers compared to 2004.

Consolidated gross margin was $4,023.5 million, or 80.3% of consolidated revenues for the year ended December 31, 2005, compared to $3,187.3 million, or 82.0% of consolidated revenues for the year ended December 31, 2004. The decrease in our consolidated gross margin percentage is due to increased interconnection and line rental charges as a result of further expansion of our network and increased rental charges payable to other operators for access to their networks in 2005 and, to some extent, the increased costs associated with SIM and Jeans cards used by new subscribers.

Russia revenues for the year ended December 31, 2005 increased by 21.6% to $3,700.6 million from $3,044.0 for the year ended December 31, 2004. Our subscriber base in Russia increased by 66.6% from 26.5 million as of December 31, 2004 to 44.2 million as of December 31, 2005.

Russia cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 30.3% to $640.6 million from $491.7 million for the year ended December 31, 2004. The growth occurred mainly as a result of a $130.6 million increase in interconnection charges and line rental expenses driven by an increase in the number of leased lines. Cost of handsets and accessories decreased to $61.9 million, or 1.7% of segment revenues, for the year ended December 31, 2005 from $69.6 million, or 2.3% of segment revenues, for the year ended December 31, 2004.

Russia gross margin increased by 19.9% to $3,060.0 million in the year ended December 31, 2005 from $2,552.2 million in the year ended December 31, 2004. Russia’s gross margin percentage decreased to 82.7% in the year ended December 31, 2005 from 83.8% in the year ended December 31, 2004. The main reason for the decrease in the gross margin percentage by 1.1% was an increase of costs of services relative to revenue growth.

Ukraine revenues increased by 44.4% to $1,201.8 million in the year ended December 31, 2005 from $832.3 million in the year ended December 31, 2004. The main reason for the growth in sales revenues was an increase in UMC’s subscriber base from 7.4 million as of December 31, 2004 to 13.3 million as of December 31, 2005, which was partially offset by a decrease in tariffs in Ukraine and an increase in mass-market subscribers in the subscriber mix.

Ukraine cost of services and cost of handsets and accessories for the years ended December 31, 2005 and 2004 were $344.0 million and $221.2 million, respectively. The growth occurred primarily due to an increase of $105.9 million in interconnection and line rental expenses and a $12.2 million increase in cost of SIM and Jeans cards. Interconnection and line rental expenses increased to $218.7 million, or 18.2% of segment revenues, in the year ended December 31, 2005 from $112.8 million, or 13.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories increased to $100.4 million, or 8.4% of segment revenues, in the year ended December 31, 2005 from $87.6 million, or 10.5% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in cost for SIM cards used by new subscribers.

Ukraine gross margin for the year ended December 31, 2005 grew to $857.8 million from $611.1 million for the year ended December 31, 2004. As a percentage of total revenues, gross margin decreased to 71.4% in the year ended December 31, 2005, from 73.4% in the year ended December 31, 2004. This decrease in gross margin was mainly due to increased interconnection and line rental expenses.

Other countries revenues for the year ended December 31, 2005 increased by 347.4% to $119.9 million from $26.8 million for the year ended December 31, 2004. Our subscriber base in these countries increased by 100.0% from 0.3 million as of December 31, 2004 to 0.6 million as of December 31, 2005, which is the result of our expansion into the countries both through organic growth and acquisitions. The increase in revenues was mainly due to growth in the subscriber base, but was also partially attributable to the $32.0 million in revenues contributed by BCTI, a subsidiary acquired in June 2005. In addition, we acquired a controlling stake in Uzdunrobita in July 2004 and, as a result, consolidated its revenues in the amount of $26.8 million for five months in 2004, as compared to $86.5 million for the year ended December 31, 2005.

Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 407.1% to $14.2 million from $2.8 million for the year ended December 31, 2004. The growth occurred primarily due to a $9.3 million increase in interconnection and line rental expenses. Interconnection and line rental expenses increased to $11.5 million, or 9.6% of segment revenues, in the year ended December 31, 2005 from $2.3 million, or 8.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network.

Other countries gross margin increased by $81.7 million, or 340.4%, from $24.0 million in the year ended December 31, 2004 to $105.7 million in the year ended December 31, 2005, primarily due to an increase in the number of subscribers and acquisitions of new subsidiaries discussed above. Our gross margin percentage for the other countries segment decreased to 88.2% in the year ended December 31, 2005 from 89.7% in the year ended December 31, 2004.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2005 increased by 38.8% to $876.3 million from $631.5 million for the year ended December 31, 2004. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by subscriber growth. In addition, the full consolidation in 2005 of subsidiaries acquired in the second half of 2004, as well as the consolidation of the operating results of BCTI for six months in 2005 contributed $31.1 million to consolidated sundry operating expenses for the year ended December 31, 2005. In the year ended

December 31, 2005, salary expenses and related social contributions increased by $79.2 million due to an increase in personnel. Provision for doubtful accounts increased by $23.9 million in the year ended December 31, 2005 due to an overall increase in service revenues. In addition, our operating expenses increased to $67.2 million for the year ended December 31, 2005 from $29.8 million for the same time period in 2004. This increase was due to the fact that the Federal Law on Communications created a “universal services reserve fund” to be funded by a levy imposed on all telecommunications service providers, including us. Accordingly, in May 2005, we started paying 1.2% of the difference between our total revenues from telecommunications services and revenues generated by interconnection and traffic transit services, which amounted to $30.3 million in 2005. Generally, sundry operating expenses as a percentage of total revenues increased to 17.5% for the year ended December 31, 2005 from 16.2% in the year ended December 31, 2004.

Russia sundry operating expenses for the year ended December 31, 2005 increased by 32.4% to $707.9 million from $534.6 million for the year ended December 31, 2004. Sundry operating expenses as a percentage of segment revenues increased to 19.1% for the year ended December 31, 2005 from 17.6% for the year ended December 31, 2004. The major reasons for this growth were the introduction of the “universal services reserve fund” discussed above, an increase in salaries, bonuses and related social contributions for additional personnel of $59.2 million and an increase in the provision for doubtful accounts by $21.7 million in line with an increase in service revenues.

Ukraine sundry operating expenses for the year ended December 31, 2005 were $143.1 million, or 11.9% of segment revenues, while for the year ended December 31, 2004, these expenses were $88.9 million, or 10.7% of segment revenues. The increase in such expenses in absolute terms during 2005 was the result of an overall increase in UMC’s activity. The main reason for the increase in sundry operating expenses as a percentage of segment revenues was related to a $13.3 million increase in salary expenses and related social contributions, as well as an increase in rent and maintenance expenses by $13.7 million in 2005, as compared to 2004.

Other countries sundry operating expenses for the year ended December 31, 2005 increased by 216.3% to $25.3 million from $8.0 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $6.7 million and non-income taxes of $7.9 million. Sundry operating expenses as a percentage of segment revenues decreased to 21.1% for the year ended December 31, 2005, as compared to 29.9% for the year ended December 31, 2004.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2005 increased by 31.9% to $608.1 million from $461.0 million for the year ended December 31, 2004. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $57.5 million in commissions to dealers and an increase of $89.6 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of total revenues increased to 12.1% for the year ended December 31, 2005 from 11.9% for the year ended December 31, 2004.

Russia sales and marketing expenses for the year ended December 31, 2005 increased by 24.8% to $475.5 million from $381.1 million for the year ended December 31, 2004. Sales and marketing expenses as a percentage of segment revenues increased to 12.8% for the year ended December 31, 2005 from 12.5% for the year ended December 31, 2004 due to increases in advertising costs.

Ukraine sales and marketing expenses for the year ended December 31, 2005 were $129.7 million, or 10.8% of segment revenues, and $79.4 million, or 9.5% of segment revenues, for the year ended December 31, 2004. Absolute growth in these expenses for the year ended December 31, 2005 occurred mainly as the result of overall growth in UMC’s activity. The increase in sales and marketing expenses as a percentage of segment revenues was caused by an increase in advertising and promotion expenses from 3.6% to 4.8% of segment revenues due to extensive advertising campaigns organized in 2005. Dealers’ commissions remained at 6.0% of segment revenues for the years ended December 31, 2005 and 2004.

Other countries sales and marketing expenses for the year ended December 31, 2005 increased by 440.7% to $2.9 million from $0.5 million for the year ended December 31, 2004, as a result of the expansion of our operations in other countries. The main reasons for this increase were the growth in advertising expenses (in order to promote our services in the other countries and continue our expansion) and dealers’ commissions caused by increases in our subscriber base. Sales and marketing expenses as a percentage of segment revenues increased to 2.4% for the year ended December 31, 2005 from 1.9% for the year ended December 31, 2004.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2005 increased by 34.2% to $907.1 million from $675.7 million for the year ended December 31, 2004. Depreciation and amortization expenses as a percentage of total revenues increased to 18.1% for the year ended December 31, 2005 from 17.4% for the year ended December 31, 2004. The increase was attributable to the increased asset base resulting from our continuing expansion of our network and acquisition of regional operators in and outside Russia.

Russia depreciation and amortization for the year ended December 31, 2005 increased by 33.9% to $723.0 million from $540.0 million for the year ended December 31, 2004. Depreciation and amortization expenses as a percentage of segment revenues increased to 19.5% for the year ended December 31, 2005 from 17.7% for the year ended December 31, 2004 mainly due to significant investments in our intangible assets due to the implementation of a new billing system and the accelerated amortization of the previous one.

Ukraine depreciation and amortization for the year ended December 31, 2005 was $153.8 million, or 12.8% of segment revenues, and $124.9 million, or 15.0% of segment revenues, for the year ended December 31, 2004. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale.

Other countries depreciation and amortization for the year ended December 31, 2005 increased by 175.5% to $30.3 million from $11.0 million for the year ended December 31, 2004 and decreased as a percentage of segment revenues to 25.3% from 41.0%. The increase in the depreciation and amortization expense was driven primarily by the continued buildout of our network in our other countries.

Operating Income

Consolidated operating income for the year ended December 31, 2005 increased by 15.0% to $1,632.0 million, including $431.3 million of UMC’s results after intercompany elimination, for the year ending December 31, 2005, from $1,419.1 million for the year ended December 31, 2004, of which $317.9 million was contributed by UMC. Operating income as a percentage of total revenues decreased to 32.6% for the year ended December 31, 2005 compared to 36.5% for the year ended December 31, 2004, mainly due to the following factors: increased interconnection and line rental expenses, additional depreciation and amortization expenses discussed above and a levy imposed in connection with the

“universal services reserve fund” established in accordance with the Federal Law on Communications commencing in May 2005.

Russia operating income for the year ended December 31, 2005 increased by 5.2% to $1,153.5 million from $1,096.8 million for the year ended December 31, 2004 and decreased as a percentage of segment revenues to 31.2% for the year ended December 31, 2005, from 36.0% for the year ended December 31, 2004, mainly due to charges incurred in connection with the “universal services reserve fund” commencing in May 2005.

Ukraine operating income for the year ended December 31, 2005 was $431.3 million, or 35.9% of segment revenues, and $317.9 million, or 38.2% of segment revenues, for the year ended December 31, 2004. Absolute growth in operating income was primarily the result of overall growth in UMC’s subscriber base and the continued buildout of its network. A decrease in operating income as a percentage of segment revenues occurred mainly due to increased interconnection and line rental expenses, as well as an increase in advertising and marketing expenses.

Other countries operating income for the year ended December 31, 2005 increased by 968.8% to $47.2 million, or 39.4% of segment revenues, from $4.4 million, or 16.4% of segment revenues, for the year ended December 31, 2004. The main reason for the increase in operating income as a percentage of segment revenues was the acquisition of BCTI and the continuing expansion of our operations in these countries.

Currency exchange and transaction gains

Consolidated currency exchange and transaction gains for the year ended December 31, 2005 was $10.3 million, compared to $6.5 million for the year ended December 31, 2004. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan and Turkmenistan. We are subject to currency fluctuations, including the U.S. dollar versus ruble/hryvnia/som/manat and the U.S. dollar versus euro. See also Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2005 increased by 22.7% to $132.5 million from $108.0 million for the year ended December 31, 2004, primarily as the result of additional interest expense incurred in conjunction with additional debt assumed in 2005.

Equity in net income of associates

Consolidated equity in net income of associates for the year ended December 31, 2005 increased to a gain of $42.4 million, compared to a gain of $24.1 million for the year ended December 31, 2004 primarily due to the increase in net income of associates and the significant growth in profit of MTS Belarus.

Other expenses (income), net

Consolidated other expenses (income) for the year ended December 31, 2005 decreased to a loss of $13.2 million, as compared to a gain of $9.3 million for the year ended December 31, 2004. The main reason for this change relates to the conversion losses in BCTI in the amount of $6.7 million for the year ended December 31, 2005 and an Uzdunrobita put/call option fair value accounting of a $5.2 million gain in the year ended December 31, 2004.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2005 increased by 15.8% to $410.6 million from $354.7 million for the year ended December 31, 2004. The effective tax rate increased to 26.3% in the year ended December 31, 2005 from 25.8% in the year ended December 31 2004 mainly as a result of an increase in foreign currency exchange gains taxable for purposes of our statutory accounts and an increase in our non-deductible expenses.

Minority interest

Minority interest for the year ended December 31, 2005 decreased by $3.4 million to $26.9 million from $30.3 million for the year ended December 31, 2004 as a result of purchases of additional stakes from minority shareholders in regional companies, the major ones being ReCom, Telesot Alania, Uraltel and Sibintertelecom.

Net income

Net income for the year ended December 31, 2005 increased by $138.5 million, or 14.0%, to $1,126.4 million, compared to $987.9 million for the year ended December 31, 2004, due to overall growth in our operations and the factors discussed above. Net income as a percentage of revenues was 22.5% in the year ended December 31, 2005 and 25.4% in the year ended December 31, 2004. The main reason for the decrease in net income as a percentage of revenues was the relative increase as a percentage of revenues in costs of services and depreciation expenses.

In accordance with certain provisions of the license agreement with the government of Turkmenistan, we share net profit derived from the operations of BCTI located in Turkmenistan. The amount of shared net profit is calculated based on the financial statements prepared in accordance with local GAAP subject to certain adjustments. We shared 49% of the net profit since the date of acquisition through December 21, 2005, and 20% of the net profit commencing on December 21, 2005.

Liquidity and Capital Resources

In July 2000, we completed our initial public offering of American Depositary Shares on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes six times in an aggregate principal amount of $1.8 billion. As of December 31, 2006, we had indebtedness of approximately $3,078.4 million, including $6.7 million in capital lease obligations. On April 21, 2006, we entered into a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. As of December 31, 2006, $860.0 was outstanding under this facility. We expect to use the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. See Note 11 to our audited consolidated financial statements for a description of our indebtedness.

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

Our cash outlays for capital expenditures in 2004, 2005 and 2006 were $1,358.9 million, $2,181.3 million and $1,722.0 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and buildout of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and buildout of our network. We expect our capital expenditures in 2007 to be approximately $1.8 billion. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity) and to develop our network in the regions. Our actual capital expenditures may vary significantly from our estimates.

In addition to capital expenditures, we spent $355.7 million, $178.9 million and $38.2 million in 2004, 2005 and 2006, respectively, to acquire businesses. We may continue to expand our business through acquisitions. Our cash requirement relating to potential acquisitions can vary significantly based on market opportunities.

We expect to refinance our existing debt when it becomes due. Our outstanding notes are due between the years of 2008 and 2012. The syndicated loan facility agreement signed in April 2006 allows us to borrow up to $1,330.0 million and is available in two tranches. Under the first tranche, we have drawn a total amount of $630.0 million as of December 31, 2006. Under the second tranche, we have drawn a total amount of $230.0 million as of December 31, 2006. We expect to use the proceeds for general corporate purposes and refinancing our existing indebtedness.

Sistema, which controls 53.1% of our outstanding shares and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. On June 26, 2004, our shareholders approved cash dividends in the amount of $220.0 million (including dividends on treasury shares of $1.1 million), which have also been fully paid. On June 21, 2005, our shareholders approved cash dividends in the amount $402.6 million (including dividends on treasury shares of $1.5 million), which have been fully paid. In June 2006, our shareholders approved annual cash dividends in the amount of $562.0 million (including dividends on treasury shares of $1.5 million) for the year 2005, which have also been fully paid. The Board of Directors recommended that the annual general meeting of shareholders be held on June 29, 2007 to approve annual cash dividends in the amount of $747.4 million (including dividends on treasury shares of $6.0 million) for the year 2006, payable in 2007. We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

We expect to incur significant capital expenditures and devote considerable management resources in connection with the development of our 3G network. See “Item 4. Information on Our Company—B. Business Overview—Third-Generation Technology” for additional information.

In addition, we are in the process of implementing an enterprise resource planning system that will require additional expenditures and devotion of significant management resources.

Capital Resources

We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our U.S. dollar-denominated notes issuances and loans. We expect that these sources will continue to be our principal sources of cash in the future.

The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future, through note offerings or otherwise.

At December 31, 2006, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (Actual rate at December 31, 2006)	Amount (in thousands)
9.75% notes due 2008	USD	9.75%	$400,000
8.38% notes due 2010	USD	8.38%	400,000
8.00% notes due 2012	USD	8.00%	399,178
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	LIBOR+0.8%– 1.0% (6.17%– 6.36%)	860,000
HSBC Bank plc and ING BHF-Bank AG	USD	LIBOR+0.43% (5.80%)	149,984
Citibank International plc and ING Bank N.V.	USD	LIBOR+0.30% (5.67%)	150,208
EBRD	USD	LIBOR+1.51%– 3.10% (6.88% – 8.47%)	250,000
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	LIBOR+0.30% (5.67%)	118,324
ABN AMRO N.V.	USD/EUR	LIBOR+0.35% (5.72%) EURIBOR+0.35% (4.20%)	75,930
Barclays Bank plc	USD	LIBOR+0.13% - 0.15% (5.50% - 5.52%)	98,672
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	LIBOR+0.30% (5.67%)	117,109
ING BHF Bank and Commerzbank AG	EUR	EURIBOR+0.65% (4.5%)	34,360
Commerzbank Belgium S.A./N.V.	USD	LIBOR + 0.40% (5.77%)	14,034
Other debt			4,000
Total debt			$3,071,799
Less current portion			147,260
Total long-term debt			$2,924,539

The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2006:

Amount
(in thousands)
Payments due in the year ended December 31,
2007	$147,260
2008	600,502
2009	839,856
2010	602,567
2011	163,674
Thereafter	717,940
$3,071,799

In addition, we had capital lease obligations in the amount of $5.7 million and $6.7 million as of December 31, 2005 and December 31, 2006, respectively. The terms of our material debt obligations and capital lease obligations are described in Notes 11 and 12, respectively, to our audited consolidated financial statements.

Our ability to incur further indebtedness is limited by the covenants in our outstanding notes, including a debt/cash flow incurrence test and restrictions on our ability to grant liens on our properties and to enter into sale and lease-back transactions. Our syndicated loan facility contains similar and other covenants, including debt/OIBDA and OIBDA/interest expense maintenance covenants. In addition, Sistema, which controls 53.1% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes in the aggregate principal amount of $700 million, which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema’s notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.”

A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2004	2005	2006
	(in thousands)
Cash flows:
Net cash provided by operating activities	$1,711,589	$1,803,610	$2,389,903
Net cash used in investing activities	(1,543,201)	(2,458,347)	(1,790,549)
Net cash provided by/(used in) financing activities	10,773	461,528	(464,066)
Net increase/(decrease) in cash	$183,774	$(195,866)	141,705
Cash outlays for:
Capital expenditures(1)	$(1,358,944)	$(2,181,347)	$(1,721,968)
Acquisition of subsidiaries, net of cash acquired	$(355,744)	$(178,917)	$(38,288)

(1)                 Includes acquisitions of property, plant and equipment and intangible assets.

For the year ended December 31, 2006, net cash provided by operating activities was $2,389.9 million, an increase of 32.5% from the year ended December 31, 2005. This increase was primarily attributable to a growth in total revenues and operating income due to an increase in our subscriber base. During the year ended December 31, 2006, we recorded a positive free cash flow of $645.9 million for the first time in the last three years, which is calculated by us as net cash provided by operating activities less capital expenditures, investments and acquisition of subsidiaries.

Net cash used in investing activities in the year ended December 31, 2006 was $1,790.6 million, a decrease of 27.2% from the year ended December 31, 2005. This decrease is mainly the result of a decrease in cash spent on the acquisition of property, plant and equipment and intangible assets from $2,181.3 million for the year ended December 31, 2005 to $1,722.0 million for the year ended December 31, 2006 due to our policy of optimizing capital expenditures with greater emphasis on capacity over coverage spending in Russia and improving network quality.

Net cash used in financing activities in the year ended December 31, 2006 was $464.1 million, compared to $461.5 million provided in the year ended December 31, 2005. In 2006, we paid dividends in the total amount of $558.8 million, which also included dividends paid to minority shareholders of certain of our subsidiaries. In addition, we paid $109.9 million for the repurchase of ADSs pursuant to a previously established share repurchase program. The primary reason for the decrease in net cash provided by financing activities was due to the repayment of existing debt, which was partly offset by net proceeds from new bank loans.

For the year ended December 31, 2005, net cash provided by operating activities was $1,803.6 million, an increase of 5.4% from the year ended December 31, 2004. This increase was primarily attributable to a growth in total revenues due to an increase in our subscriber base.

Net cash used in investing activities in the year ended December 31, 2005 was $2,458.3 million, an increase of 59.3% from the year ended December 31, 2004. This increase is mainly the result of two factors: an increase in cash spent on the acquisition of property, plant and equipment and intangible assets from $1,358.9 million for the year ended December 31, 2004 to $2,181.3 million for the year ended December 31, 2005, and decreased net cash inflow from disposals of short-term investments in the amount of $203.6 million during the year ended December 31, 2005.

Net cash provided by financing activities in the year ended December 31, 2005 was $461.5 million. We paid dividends in the total amount of $407.2 million during the year ended December 31, 2005, which also included dividends paid to minority shareholders of certain of our subsidiaries. These outflows were offset by net proceeds from notes issuance in the amount of $398.9 million and $462.0 million in net cash inflow from new bank loans, which were partly offset by debt issuance costs and the repayment of existing debt.

Liquidity

As of December 31, 2006, we had total cash and cash equivalents of $220.0 million ($105.9 million in rubles, $46.0 million in U.S. dollars, $20.9 million in Ukrainian hryvnias, $37.3 million in Uzbek soms and $9.9 million in other currencies). In addition, as of December 31, 2005 and 2006, we had short-term investments of $28.1 million and $56.0 million, respectively, mostly in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of December 31, 2006, we had unused availability under our credit facilities to draw another $625.3 million. For details of external financing see Note 11 to our audited consolidated financial statements.

As of December 31, 2006, we had a working capital deficit of $91.2 million compared to a deficit of $637.8 million as of December 31, 2005. The increase in working capital was attributable to a $618.6 million decrease in the current portion of our debt as a result of debt refinancing, which was partly offset by an accrual of a $170.0 million for Bitel’s expired put option. An increase in current trade payables and accruals in the amount of $169.9 million was offset by increased prepaid expenses and inventories as of December 31, 2006.

As of December 31, 2005, we had a working capital deficit of $637.8 million compared to a deficit of $189.0 million as of December 31, 2004. The increase in working capital deficit was primarily attributable to a $692.9 increase in current liabilities, including a $395.0 million increase in the current portion of our debt. An increase in current trade payables and accruals in the amount of $216.8 million was offset by increased prepaid expenses and inventories as of December 31, 2005.

We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital together with our plans for external financing will provide us with sufficient funds for our present and future requirements.

As most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company’s net assets is not less than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income for the years ended December 31, 2004, 2005 and 2006 that was distributable under Russian legislation amounted to $527.9 million, $444.4 million and $1,181.0 million, respectively.

Inflation

The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2002	15.1%
2003	12.0%
2004	11.7%
2005	10.9%
2006	9.0%

The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
2002	(0.6)%
2003	8.2%
2004	12.3%
2005	10.3%
2006	9.1%

Prior to June 20, 2006, we denominated our tariffs in units linked to the U.S. dollar in most of the regions in which we operate, except for Ukraine (UMC), Turkmenistan (BCTI) and Krasnodar region (Kuban-GSM). Commencing June 20, 2006, we began charging our subscribers in rubles by linking the ruble amount we charged to a fixed U.S. dollar exchange rate. Starting January 1, 2007, we fully converted our tariffs into rubles. While a majority of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia and Ukraine. Moreover, in 2004, 2005 and 2006, the ruble appreciated in nominal terms against the U.S. dollar, which combined with the rate of inflation in Russia, resulted in a real appreciation of the ruble against the U.S. dollar. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. To avoid currency risks, we intend to move to ruble-denominated invoicing with our suppliers within Russia in 2007.

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

Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating		Outlook/Watch
Moody’s(1)	Ba3		Positive
Standard & Poor’s(2)	BB-/ Positiv	e	Stable

(1)                 Rated on May 10, 2007.

(2)                 Rated on February 1, 2007.

None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to our audited consolidated financial statements.

Management estimates

The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Our significant estimates include the recoverability of intangible assets and other long-lived assets, valuation allowances on deferred tax asset accruals and valuation of financial instruments. In addition, every quarter, we create a general reserve for doubtful accounts based on management’s periodic review for recoverability of accounts receivable, prior experience and billing data. If we learn that a particular debt cannot be recovered (for example, due to bankruptcy or liquidation), we create a special reserve for that particular account and it is no longer counted for the purposes of the general reserve.

Revenue Recognition

Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

We categorize the revenue sources in the statements of operations as follows:

•       Service revenue and connection fees: (a) subscription fees, (b) usage fees, (c) value-added services fees, (d) interconnect fees, (e) roaming fees charged to other operators for guest roamers utilizing our network and (f) connection fees; and

•       Sales of handsets and accessories.

We defer initial connection fees paid by subscribers from the time of the initial signing of the contract with a subscriber and activation of value-added services over the estimated average subscriber life in our network. We periodically evaluate actual churn of our subscribers and adjust our estimates of average subscriber lives accordingly. The effect of the change in our estimates of average subscriber lives was not material in 2006. If we change our estimates of the average subscribers life in the future, the amounts of connection fees and amortization of the acquired customer base we recognize in income would change accordingly.

License Costs

We capitalize the cost of licenses acquired in business combinations and directly from the government. As the telecommunications industries in Russia, Ukraine, Uzbekistan and Turkmenistan do not have sufficient experience with renewal of licenses or extensions of license terms, we amortize each license on a straight-line basis over the term of the license commencing from the date such license area becomes commercially operational. We review these licenses and their remaining useful life and, if necessary, revise the useful lives based on our actual utilization. The estimated useful lives of licenses may vary depending on market or regulatory conditions, and any revision to the estimated useful lives may result in a cost write off or an increase in amortization costs.

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

As a result of financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, we have corrected our accounting practices for leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements. See Note 2 to our audited consolidated financial statements for detail.

Impairment of Long-lived Assets

We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. No impairment of long-lived assets occurred during the three years ended December 31, 2004, 2005 and 2006, as impairment indicators were not present during these years.

Impairment of Goodwill

Goodwill represents an excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

Translation Methodology

Prior to January 1, 2007, the functional currency for all of our subsidiaries was the U.S. dollar, excluding UMC, macro-region South (including former subsidiary Kuban-GSM and other subsidiaries in the South macro-region) and BCTI where the functional currency was and remains the local currency. Starting from January 1, 2007, our subsidiaries in the Russian Federation introduced ruble tariffs for settlements with the majority of its customers. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, “Foreign Currency Translation,” and determined that, beginning January 1, 2007, the functional currency of our subsidiaries domiciled in Russia would be the ruble. The change was adopted prospectively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts will be made for the change in functional currency.

The financial statements of our subsidiaries in Russia as of January 1, 2007, will be translated into the U.S. dollar using the current rate method. Assets and liabilities will be translated at the rate of exchange prevailing at the balance sheet date. Stockholders’ equity will be translated at the applicable historical rate. Revenue and expenses will be translated at the monthly average rates of exchange. Translation gains and losses will be included as part of accumulated other comprehensive income.

For our subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities have been remeasured from the local currency to the functional currency at the period-end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains in our consolidated statements of operations.

For UMC and macro-region South, where the functional currency is the local currency, the Ukrainian hryvnia and the Russian ruble, respectively, all year-end balance sheet items have been translated into U.S. dollars at the period-end exchange rate. Revenues and expenses have been translated at the period-average exchange rate. In addition, a “new cost basis” for all non-monetary assets of macro-region South has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. A cumulative translation adjustment, related to the translation of UMC and macro-region South, in the amount of $89.9 million was reported as accumulated other comprehensive income in our audited consolidated balance sheet as of December 31, 2006.

Taxation

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 23 to our audited consolidated financial statements.

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

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets and permits the remeasurement of fair value for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It requires the evaluation of interests in securitized assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, and amends SFAS No. 140 eliminating the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 also clarifies certain other issues concerning the classification of derivatives. This Statement if effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that starts after September 15, 2006 and is not expected to have a material impact on our financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, or FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109,” which is effective for the fiscal year beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. We will adopt FIN No. 48 as of January 1, 2007. The cumulative effect of applying the provisions of the Interpretation will be reported as an adjustment to retained earnings as of January 1, 2007. The adoption of FIN No. 48 did not have a material effect on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair value measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the disclosure requirements of fair value measurement. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurement and, accordingly, does not require any fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108. or SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 eliminates the different practices surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on the financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for the first fiscal year ending after November 15, 2006. We do not expect SAB 108 to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option). The Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (1) makes that choice in the first 120 days of that fiscal year, (2) has not yet issued financial statements, and (3) elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” We are currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, its adoption will have on our financial statements.

Trend Information

Sales

In 2006, our revenues increased by 27.4% from $5,011.0 million to $6,384.3 million. Our subscriber base increased to 72.9 million subscribers as of December 31, 2006, from 58.2 million as of December 31, 2005, or by 25.3%. In 2005, our revenues increased by 28.9% from $3,887.0 million to $5,011.0 million. Our subscriber base increased to 58.2 million subscribers as of December 31, 2005 from 34.2 million as of December 31, 2004, or by 70.2%. We expect further growth of our revenues and subscriber base in 2007.

Average monthly service revenue per subscriber in Russia fell from $12 in 2004 to $8 in 2005 due to the introduction of lower tariffs in the Moscow license area and generally lower tariffs in the regions, as well as penetration to mass-market. In the year ended December 31, 2006, average monthly service revenue per subscriber in Russia remained stable at $8 in 2006. Average monthly service revenue per subscriber was driven by higher use among subscribers in response to lower average prices per minute.

UMC experienced subscriber growth from 7.4 million subscribers at December 31, 2004 to 13.3 million at December 31, 2005 and to 20.0 million at December 31, 2006. We expect this trend to slow down in 2007 due the high market penetration of more than 103% in Ukraine at the end of 2006. The competition among mobile telecommunications providers intensified in 2006 as a result of the development of new national brands, Beeline and Life. Average monthly service revenue per subscriber decreased in 2006 to $7 from $10 in 2005 as a result of extensive mass-marketing campaigns in response to aggressive pricing policies implemented by our competitor Kyivstar, as well as low price offerings from Beeline and pricing promotions from Life, including free calls within the network and no call set up fees.

Uzdunrobita experienced subscriber growth from 0.6 million subscribers at December 31, 2005 to 1.5 million subscribers at December 31, 2006, an increase of 150%, and we expect this trend to continue in 2007 due to Uzdunrobita’s leading position in terms of subscribers and Uzbekistan’s low penetration rate of 10% at the end of 2006. Average monthly service revenue per subscriber peaked at $11 in 2006.

Turkmenistan experienced subscriber growth from 0.1 million subscribers at December 31, 2005 to 0.2 million at December 31, 2006, and we expect this trend to continue in 2007 due to Turkmenistan’s low penetration rate of 3.2% at the end of 2006.

Inventory

Overall, our inventory was $196.3 million at December 31, 2006, compared to $156.7 million at December 31, 2005 and $89.5 million at December 31, 2004. The increase is mainly explained by an increase in purchases made in 2006 as part of our capital expenditure spending to support expansion and network maintenance requirements. We expect our capital expenditures to remain stable in 2007.

Churn

We define churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily), expressed as a percentage of the average number of our subscribers during that period. Our subscriber churn in Russia decreased from 27.5% in 2004 to 20.7% in 2005 and subsequently increased to 23.3% for the year ended December 31, 2006. We believe that subscriber churn is highly dependent on competition and the number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. In addition, we plan to implement a policy of not charging our existing subscribers when they switch to another one of our tariff plans and to launch special loyalty programs.

Off-balance Sheet Arrangements

We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under guarantee contracts

As of December 31, 2005 and 2006, our off-balance sheet arrangements consisted of debt guarantees issued to related parties as follows:

	Guaranteed amount outstanding at December 31,
	2005	2006
	(in millions)
Invest-Svyaz–Holding	$3.5	—
MTS Belarus	9.0	3.0
Total	$12.5	$3.0

In 2005, we issued guarantees to various financial institutions on behalf of Invest-Svyaz–Holding, a wholly-owned subsidiary of Sistema. Invest-Svyaz–Holding’s primary business is leasing various types of telecommunications and other assets to us. See Note 17 to our audited consolidated financial statements for additional information regarding these transactions. We classify these leases as capital leases in our consolidated financial statements and the present value of future lease payments is reflected as a liability in our consolidated balance sheet. The issued guarantees expired in May 2006.

We issued financial guarantees on behalf of MTS Belarus, our equity investee to assist it with its financing needs. See Note 19 to our audited consolidated financial statements. Under each of the guarantees outstanding as of December 31, 2006, we could be required to compensate financial institutions in the event of the borrower’s default. As of December 31, 2006, these guarantees are reflected in our consolidated balance sheet at their fair values of $3.0 million. The guarantees expired in April 2007.

Obligations under derivative contracts

In connection with our acquisition of 74% of the shares in Uzdunrobita in August 2004, we entered into call and put option agreements with the existing shareholders of the company to acquire the remaining 26% of the shares. The call and put option agreements stipulates a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. In August 2006, we signed an amendment to the call and put option agreements, which eliminates the call option and extends the exercise period of the put option to July 2008, which is 48 months from July 2006. The purchase price for the put option will be determined by an international investment bank to be selected jointly by both parties within 10 days of the date of a put notice. The amendment to the call and put option agreements has resulted in the decrease in the fair value of the option to $nil and a recognition of interest expense in the amount of $5.9 million for the year ended December 31, 2006. See Note 3 to our audited consolidated financial statements.

In January 2006, we entered into variable-to-fixed interest rate swap agreement with HSBC Bank PLC to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. We agreed with HSBC Bank PLC to pay a fixed rate of 3.29% and receive a variable interest of LIBOR on EUR 26.0 million for the period from April 28, 2006 up to October 29, 2013. The instrument qualifies as a cash flow hedge under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2006, we recorded an asset of $1.0 million in relation to this contract in the accompanying consolidated balance sheet and an income of $0.8 million, net of tax of $0.2 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of this agreement.

In December 2005, we acquired a 51.0% stake in Tarino for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Concurrently with the purchase of a 51.0%

stake, we entered into a put and call option agreement with the shareholder of Tarino to acquire the remaining 49.0% interest in Tarino. The put and call option price is $170.0 million. The put and call options were recorded at fair value, which approximated $nil at December 31, 2005 in the consolidated balance sheet. At December 31, 2006, a liability of $170.0 million was recorded in our audited consolidated financial statements in connection with this option. See Note 20 to our audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2006:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligations:
Long-Term Principal Debt Obligations	$147,260	$1,440,358	$766,241	$717,940	$3,071,799
Interest Payments	221,115	321,933	160,549	44,074	747,671
Capital Lease Obligations	4,215	3,577	8	—	7,800
Operating Lease Obligations	69,932	58,227	27,739	42,559	198,457
Purchase Obligations(1)	290,862	8,708	—	—	299,570
Total	$733,384	$1,832,803	$954,537	$804,573	$4,325,297

(1)                 Include future payments under purchase agreements to acquire property, plant and equipment and costs related thereto.

Interest payments are calculated based on indebtedness as of December 31, 2006, scheduled maturities for the debt and interest rates effective as of December 31, 2006.

Item 6.         Directors, Senior Management and Employees

A.                Directors and Senior Management

Key Biographies

Our directors and executive officers, and their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Sergey D. Schebetov	1966	Chairman
Vladimir S. Lagutin	1947	Deputy Chairman
Alexei N. Buyanov(1)	1969	Director
Alexander E. Gorbunov	1967	Director
Helmut Reuschenbach(1)	1948	Director
Sir Peter Middleton(1)	1934	Director
Leonid A. Melamed(2)	1967	Director, President and Chief Executive Officer
Vsevolod V. Rozanov(2)(3)	1971	Vice President—Chief Financial Officer
Tatiana V. Evtushenkova(2)	1976	Vice President—Strategy and Corporate Development
Mikhail V. Shamolin(2)	1970	Vice President—Director of MTS Russia Business Unit
Dr. Yury A. Gromakov	1946	Vice President—Technology and Network Development
Sergey G. Aslanyan(2)	1973	Vice President—Network and Information Technology
Andrei B. Terebenin(2)(3)	1962	Vice President—Corporate Communications
Pavel D. Belik(2)	1966	Vice President—Security
Cynthia A. Gordon(2)	1962	Vice President—Chief Marketing Officer
Sergey S. Skatershchikov	1972	Vice President—Strategy and Development
Pavel E. Pavlovsky(2)	1969	Vice President, Director of MTS Ukraine Business Unit
Sergey B. Nikonov(2)	1960	Vice President—Staff Management and Administration
Oleg Y. Raspopov	1966	Acting Vice-President, Director of MTS Foreign Subsidiaries Business Unit
Dr. Michael Hecker(2)	1970	Director—Strategy
Ruslan S. Ibragimov(2)(3)	1963	Director—Chief Legal Counsel

(1)                 Member of Audit Committee.

(2)                 Member of Management Board.

(3)                 Member of Disclosure Committee.

Sergey D. Schebetov has served as Chairman of our Board of Directors since March 2006. Mr. Schebetov also serves as the Chairman of the Board of Directors of Comstar UTS, a subsidiary of Sistema. He also serves on the Board of Directors of four Sistema-affiliated companies (Concern RTI-Systems, Sistema Mass-media, MGTS and Sistema-Hals). From 2006 to 2007, Mr. Schebetov served as the Chief Executive Officer of Sistema Telecom, a subsidiary of Sistema which oversees all of Sistema’s telecommunications business, and, from 2001 to 2005, Mr. Schebetov served as the Head of the Corporate Development Department of Sistema. From 1999 to 2001, he served as the Development Director of Integrum-Techno, an IT company and, from 1997-1999, Mr. Schebetov served as the Vice President of the corporate finance department of ATON Capital Group, an investment company.

Vladimir S. Lagutin has served as Deputy Chairman of our Board of Directors since March 2006 and, from October 2003 to March 2006, he served as the Chairman of our Board of Directors. From July 2003 to January 2006, Mr. Lagutin served as the General Director of Sistema Telecom, and served as the General Director of MGTS from 1995 to July 2003. In addition, Mr. Lagutin serves as the Chairman of the Boards of Directors of MGTS and serves on the Boards of Directors of Sistema Telecom and OJSC CSC.

All of these companies are subsidiaries of Sistema. Mr. Lagutin also serves on the Board of Directors of Sistema.

Alexei N. Buyanov has served as one of our Directors since June 2003. Mr. Buyanov has served as First Vice President of Sistema since September 2002. From 1998 to 2002, he served as our Vice President, Finance. He also serves on the board of directors of various other companies affiliated with Sistema.

Alexander E. Gorbunov has served as one of our Directors since March 2006. Mr. Gorbunov has served as the Head of the Corporate Development Department of Sistema since July 2005. From 2003 to 2005, he held the position of Director of Strategy with us and, from 2002 to 2003, Mr. Gorbunov was in charge of the Strategic Analysis and Planning Department of Sistema Telecom. Prior to this, Mr. Gorbunov was employed by the Moscow and Boston offices of Bain & Company.

Helmut Reuschenbach has served as one of our Directors since November 2004. Mr. Reuschenbach has served as a Director at Lazard & Co. GmbH Frankfurt since 2001. Prior to that, he was at Deutsche Telekom AG where he served as Treasurer and Senior Executive Vice President for Finance for six years. Prior to 1994, he was the Chief Financial Officer and a member of the Board of Directors of Mercedes-Benz S.A. in Belgium and also served as Chief Executive Officer of Daimler-Benz Coordination Center S.A. and Daimler-Benz Financial Company S.A. From 1989 to 1993, Mr. Reuschenbach served as Vice President for Finance at Daimler-Benz AG in Stuttgart. Previously, he has served as Director of Finance at AEG Aktiengesellschaft in Frankfurt, Director of Finance and Administration at AEG Italiana S.p.A. in Milan and Corporate Finance Manager at AEG-TELEFUNKEN Aktiengesellschaft in Frankfurt.

Sir Peter Middleton has served as one of Directors since June 2005. Sir Peter Middleton also serves as the Chairman of the Camelot Group plc, President of the British Bankers Association, Chairman of the Barclays Group Asia Pacific Advisory Committee, Deputy Chairman of United Utilities, Chairman of Sheffield Urban Regeneration Company (Sheffield One), Chairman of CEDR (Centre for Effective Dispute Resolution) and Chairman of Reyniers & Co.

Leonid A. Melamed has served as our Director, President and Chief Executive Officer since June 2006. Mr. Melamed has served in various management positions at Rosno since its founding in 1991 and continues to serve as a member of Rosno’s Board of Directors. From September 2003 to April 2006, he served as the General Director-Chief Executive Officer and, from March 2001 to September 2003, he served as the First Deputy Director General-Executive Director. Prior to that, from September 1997 to March 2001, Mr. Melamed served as First Deputy Director General of Rosno. From February 1992 to June 1992, Mr. Melamed served as Director of Rosno’s Center for Medical Insurance and, from June 1992 to June 2003, he held the position of Deputy Chairman of the Management Board. From June 1993 to March 2001, Mr. Melamed served as First Deputy Chairman of the Management Board. In 2004, Mr. Melamed was elected Chairman of the Expert Council in Insurance Legislation, which is part of the Russian State Duma Committee on Credit Organizations and Financial Markets.

Vsevolod V. Rozanov has served as our Vice President and Chief Financial Officer since April 2006. From August 2004 to April 2006, he served as Deputy General Director and Chief Financial Officer of Comstar UTS and, from April 2002 to August 2004, Mr. Rozanov served as Deputy General Director and Chief Financial Officer of MTU-Inform. He worked as a Senior Manager at CenterInvest group from 2001 to 2002 and, from 1994 until 2001, he held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

Tatiana V. Evtushenkova has served as our Vice President—Strategy and Corporate Development since October 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom, she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Sistema.

Mikhail V. Shamolin has served as our Vice President—Director of MTS Russia Business Unit since August 2006.  From July 2005 to August 2006, Mr. Shamolin served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co.

Dr. Yury A. Gromakov has served as our Vice President—Technology and Network Development since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. He has been involved in mobile communications for over 30 years and holds a degree of Doctor of Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as Honorable Radio Operator of Russia. Dr. Gromakov is also a member of the International Academy of the Science of Information and Information Processes and Technologies.

Sergey G. Aslanyan has served as our Vice President—Network and Information Technology since August 2006.  From December 2003 to August 2006, Mr. Aslanyan served as our Vice President and Chief Information Officer. Prior to joining us, Mr. Aslanyan worked at TNK-BP Management as the Deputy Director of Information Technology. He worked at PricewaterhouseCoopers from 1997 to 2001.

Andrei B. Terebenin has served as our Vice President—Corporate Communications since January 2006. Prior to joining us, Mr. Terebenin served as the General Director of R.I.M. Porter Novelli, a leading public relations network agency from 1999 to 2005. From 1991 to 1999, he held management positions at AIG Russia, Dun & Bradstreet CIS and the financial magazine “Economica & Zhizn.”

Pavel D. Belik has served as our Vice President—Security since October 2005. From February 2005 to October 2005, Mr. Belik served as our Director of Security in the Moscow macro-region. Prior to joining us, Mr. Belik served in the Federal Security Service of the Russian Federation for more than 20 years.

Cynthia A. Gordon has served as our Vice-President—Chief Marketing Officer since January 2007.  Prior to joining us, Ms. Gordon served as Vice President—Business Marketing at Orange from 2003 to 2006.  She served as a marketing director at Orange, United Kingdom, from 2001 to 2003, at Demon/Scottish Telecom from 2000 to 2001 and at ACC International (AT&T) from 1998 to 1999.  From 1989 to 1998, Ms. Gordon held various senior marketing positions at British Telecom, One to One (T-Mobile), Lloyds TSB and Abbey National.

Sergey S. Skatershchikov has served as our Vice President—Strategy and Development since February 2007. Prior to joining us, Mr. Skatershchikov served as Director for Corporate Finance at Dresdner Bank CJSC. From September 2003 to March 2005, he served as General Director of Indexatlas, Ltd. From August 2002 to April 2003, Mr. Skatershchikov served as Deputy Director for External Financing at Objedinennye Machinostroitelnye Zavody, Ltd.

Pavel E. Pavlovsky has served as our Vice President—Director of MTS Ukraine Business Unit since February 2007. From November 2006 to January 2007, Mr. Pavlovsky served as our Vice President—Head of Foreign Subsidiaries Business Unit. From June 2005 to November 2006, he served as our Director of Department of Foreign Companies’ Business and, from December 2003 to June 2005, as our Deputy Director of Department of Corporate Development. Prior to joining us, Mr. Pavlovsky served as Investment Director of Finartis, Ltd. from January 2003 to December 2003.

Sergey B. Nikonov has served as our Vice President—Staff Management and Administration since August 2006. From October 2005 to July 2006, Mr. Nikononv served as Deputy General Director and Administrative Director at Silovye Machiny OJSC. From October 2003 to September 2005, he served as Deputy General Director at ROSNO. Mr. Nikonov served as Deputy Manager of Staff Administration at GazpromBank CJSC from March 2003 to September 2003.

Oleg Y. Raspopov has served as our Acting Vice President—Director of MTS Foreign Subsidiaries Business Unit since May 2007. Mr. Raspopov served as Head of Department of Extra Input Management from June 2006 to May 2007. In 2004, he founded and managed the insurance brokerage house Energoprotection. From 2002 to 2004, Mr. Raspopov served as Advisor to CFO at RAO UES of Russia and as member of the Board of Directors of several companies affiliated with RAO UES of Russia, such as Ren-TV, NTV, LEADER Insurance Co.  From 2001 to 2002, he worked as a lawyer at Gazpromenergoservice.

Dr. Michael Hecker has served as our Director—Strategy since January 2007. From May 2006 to December 2006, Mr. Hecker served as our Head of the Strategy Department and Director for Strategic Projects. Prior to joining us, he worked at A.T. Kearney Europe from 2000 to 2006 where he held several consulting positions.

Ruslan S. Ibragimov has served as our Director—Chief Legal Counsel since February 2007. Mr. Ibragimov joined us in June 2006 and was appointed to the position of Director for legal matters and, additionally, headed our Legal Department. Prior to joining us, he was a member of the law firm Ibragimov, Kagan and Partners. From 1997 to 2002, Mr. Ibragimov served as Deputy Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, he headed legal departments at various commercial banks.

The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.               Compensation of Directors and Senior Management

Executive Compensation

Our officers and directors were paid during 2006 an aggregate amount of approximately $14.5 million for services in all capacities provided to us; this amount was comprised of $5.8 million in base salary and a $8.7 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

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

Under the stock bonus plan, during the period from September 12, 2000, through September 22, 2000, 3,587,987 shares of common stock were purchased from Rosico at a nominal price of 0.1 rubles per share as follows:

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

On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 shares of our common stock to our board members and 808,529 shares of our common stock to our key employees. These options provided that, on July 15, 2003, board members and key employees could purchase shares of our common stock at $1.31 per share, which represented the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member terminated if the board member was terminated as a board member prior to our 2002 annual shareholders’ meeting. The stock option agreement for a key employee terminated if the employee left us before July 15, 2003.

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

On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,640 shares of our common stock to our board members and 1,107,041 shares of our common stock to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 21 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2003 annual shareholders’ meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2004.

In July-August 2004, board members and key employees purchased a total of 2,726,966 shares pursuant to the October 2002 option agreements. In addition, options relating to 119,715 shares were cancelled pursuant to the termination provisions described above.

In July 2003, pursuant to option agreements, we granted options in respect of 1,434,400 shares of our common stock to our board members and 518,232 shares of our common stock to our key employees. These options have an exercise price of $2.43 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 24 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2004 annual shareholders’ meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2005.

In August 2005, board members and key employees purchased a total of 1,801,622 shares pursuant to the July 2003 option agreements. In addition, options relating to 151,010 shares were cancelled pursuant to the termination provisions described above.

In August 2004, pursuant to option agreements, we granted options in respect of 745,436 shares of our common stock to our board members and 919,820 shares of our common stock to our key employees. These options have an exercise price of $5.95 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2005 annual shareholders’ meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2006.

In August 2005, pursuant to option agreements, we granted options in respect of 699,705 shares of our common stock to our board members and 1,078,989 shares of our common stock to our key employees. These options have an exercise price of $6.89 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2006 annual shareholders’ meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2007.

Prior to December 31, 2005, we accounted for stock options issued to employees under the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees, Compensation,” as permitted by FASB Statement No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment to FASB Statement No. 123.” Under the requirements of these statements, we elected to use the intrinsic value of options on the measurement date as a method of accounting for compensation to employees. According to the terms of the option plan, the exercise price of the options equaled the average market share price during the hundred day period preceding the grant date. The difference in the exercise price of the option and market price at the date of grant was shown as unearned compensation in the consolidated statements of changes in shareholders’ equity and was amortized to expense over the two-tear vesting period.

Effective from January 1, 2006, we adopted the provisions of FASB Statement No. 123R “Share based payments” (SFAS No. 123R), using the modified-prospective-application transition method. Under this transition method, the compensation cost of $1.7 million recognized in 2006 included the compensation cost for all share-based awards granted prior to, but not yet vested as of December 31, 2006, determined based on the grant date fair value estimated in accordance with the original requirements of SFAS No. 123, using the same assumptions and taking into account the estimated forfeitures. Our consolidated financial statements for the periods prior to 2006 have not been restated in accordance with SFAS No.123R. Total compensation costs of $0.9 million and $1.5 million were recognized during the years ended December 31, 2004 and 2005, respectively. The effect from forfeitures comprised $1.1 million and $0.3 million for the years ended December 31, 2004 and 2005, respectively. The effect of the estimated forfeitures upon adoption of SFAS 123R is not significant.

As a result of adopting SFAS No.123R, our net income for the year ended December 31, 2006, was $1.5 million lower than if we had continued to account for share-based compensation under APB No. 25.

The reported basic and diluted earnings per share of $0.63 for the year ended December 31, 2006 would not have changed significantly if we had not adopted SFAS No.123R.

As of December 31, 2006, there was $0.7 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This amount is expected to be recognized over a weighted-average period of 0.54 years.

In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

C.               Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders’ meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year terms until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Board currently consists of seven members, although it may be increased  by shareholder resolution. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once every six weeks, though it may meet more often at its election. The members of our Board do not serve pursuant to a contract.

In 2004, the Board of Directors approved the establishment of, and guidelines for, three new Board committees: restructuring committee, budgeting committee and quality committee. The restructuring committee was established to oversee and address matters related to the development and implementation of a new organizational structure for our business. The budgeting committee was established to prepare recommendations to the Board of Directors on issues relating to the preparation, approval and supervision of our budgets, long-term business plans and investment plans. The quality committee was organized to manage issues relating to the quality of our cellular network’s operation. The Board of Directors also approved a Code of Ethics applicable to our senior officers.  In June 2006, after the completion of our restructuring and the establishment of our new organizational structure, the restructuring committee was dissolved.

In 2006, the Board of Directors approved the establishment of, and guidelines for, two new Board committees: Remuneration and Appointments Committee and the Committee for Corporate Conduct and Ethics. We established the Remuneration and Appointments Committee to develop proposals to be presented to the Board of Directors with respect to structuring remuneration and compensation levels for management executives. The committee for corporate conduct and ethics was established to maintain an effective corporate governance system and to further enhance the quality of corporate management.

Audit Committee

Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Helmut Reuschenbach, Sir Peter Middleton and Alexei Buyanov. Sir Peter Middleton and Mr. Reuschenbach, who serves as Chairman of the Audit Committee, are both independent members of the Board of Directors. Mr. Buyanov is exempt from the independence requirement under SEC Rule 10A-3 because he is a non-voting member of the Audit Committee with observer status only. The Audit Committee is primarily responsible for the integrity of our financial statements, our compliance with legal and regulatory requirements, assuring the qualifications and independence of our independent auditors and overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Appointments Committee

Our Remuneration and Appointments Committee was established on March 28, 2006 and consists of three members appointed by the Board of Directors. The current members are Sergey Schebetov, Vladimir Lagutin and Helmut Reuschenbach, who serves as Chairman of the Remuneration and Appointments Committee. The Remuneration and Appointments Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

According to the bylaws, the Remuneration and Appointments Committee shall be convened by the Chairman of the Remuneration and Appointments Committee , at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

Our President is elected by the Board of Directors for a term of up to three years. The rights, obligations and the times and amounts of payment for the President’s services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders’ meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. Leonid Melamed was appointed our acting President in April 14, 2006 and elected as our President and CEO pursuant to an extraordinary shareholders’ meeting held on June 14, 2006.

Management Board

In October 2006, we revised our Charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The Management Board can consist of up to fifteen members with each member being nominated by the President and approved by the Board of Directors. The Management Board is formed for a period of time determined by the Board of Directors, but the duration of the Management Board’s term cannot exceed that of the President, who is elected by the Board of Directors for a term of up to three years. The Chairman of the Management Board is the President. Currently, our Management Board consists of twelve members. See “—Directors and Senior Management.”

Disclosure Committee

In April 2007, we established a new advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, reliability and completeness. The Disclosure Committee can consist of up to nine members with each member being nominated by the President on an annual basis. The Chairman of the Disclosure Committee is the Vice President—Chief Financial Officer. Currently, our Disclosure Committee consists of seven members.

Review Commission

Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of December 31, 2006, our Review Commission had three members:

•       Alexei P. Petlinov holds the position of Senior Financial Analyst, Finance Department at Sistema Telecom.

•       Vassily V. Platoshin holds the position of Chief Accountant at Sistema.

•       Ivan V. Matushkin holds the position of Executive Director of the Financial Planning Group, Department of Finance at Sistema.

The members of our Review Commission do not serve pursuant to a contract, and their terms expire at the next annual shareholders’ meeting, which will take place on June 29, 2007.

Corporate Governance

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www1.mtsgsm.com/profile/corporate_governance/).

D.              Employees

At December 31, 2006, we had 24,125 employees. Over 17.2% of these employees, or 4,146, worked in Moscow (including employees of our corporate headquarters). Of our 20,210 employees in Russia, we estimate that 478 were executives (including the President and other officers); 4,130 were technical and maintenance employees; 10,649 were sales, marketing and customer service staff; and 4,953 were administration and finance staff. In 2006, we reduced our employee headcount in Russia due to increased operational efficiency.

As of December 31, 2006, 2,771 of our employees worked in Ukraine. Of these employees, we estimate that 15 were executives; 923 were technical and maintenance employees; 1,295 were sales, marketing and customer service staff; and 538 were administration and finance staff.

As of December 31, 2006, 967 of our employees worked in Uzbekistan. Of these employees, we estimate that 35 were executives; 280 were technical and maintenance employees; 257 were sales, marketing and customer service staff; and 395 were administration and finance staff.

As of December 31, 2006, 177 of our employees worked in Turkmenistan. Of these employees, we estimate that 7 were executives; 21 were technical and maintenance employees; 94 were sales, marketing and customer service staff; and 55 were administration and finance staff.

The following chart sets forth the number of our employees at December 31, 2004, 2005 and 2006:

	At December 31,
	2004	2005	2006
Russia	20,818	24,253	20,210
Ukraine	1,754	2,421	2,771
Uzbekistan	813	844	967
Turkmenistan	—	150	177
Total	23,385	27,668	24,125

Our employees are not unionized, we have not experienced any work stoppages and we consider our relations with employees to be strong.

E.               Share Ownership

We believe that the aggregate beneficial interest of our directors, senior management and employees as of December 31, 2006 was less than 1% of our outstanding common stock.

Item 7.                        Major Shareholders and Related Party Transactions

A.                Major Shareholders

The following table sets forth, as of May 31, 2007, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 31, 2007
Name	Number	Percentage
Sistema(1)(2)	636,224,752	32.2%
Sistema Holding Limited(2)	193,473,900	9.8%
Invest-Svyaz(3)	160,247,802	8.1%
VAST(4)	60,219,432	3.0%
ING Bank (Eurasia) ZAO(5)	806,500,323	40.8%
Other Public Float (including our directors and executive officers)(6)	120,737,800	6.1%
Total(7)	1,977,404,009	100.0%

(1)                 Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)                 In connection with its April 2003 Eurobond offering, Sistema pledged 193,473,900 shares of our common stock held by Sistema Holding Limited to Deutsche Trustee Company Limited.

(3)                 Invest-Svyaz is a Russian closed joint stock company wholly-owned by Sistema. In 2005, Invest-Svyaz–Holding was reorganized into two separate entities: Invest-Svyaz, which serves as a holding company of our shares and is one of our major shareholders and Invest-Svyaz–Holding, a company also wholly-owned by Sistema, whose primary business is leasing various types of telecommunications and other assets to us.

(4)                 VAST is a limited partnership formed under the laws of Russia. Sistema owns 100% of VAST. An extract from our shareholders register dated June 14, 2006 contains an entry prohibiting any transfer of these shares.

(5)                 ING Bank (Eurasia) is the local custodian for our sponsored ADR program and the unsponsored GDR programs.

(6)                 We believe that our directors and executive officers as a group own less than 1% of our shares.

(7)                 Our wholly-owned subsidiary, Mobile TeleSystems LLC, owns 4,761,129 of our shares in connection with our Management Stock Bonus and Stock Option Plans. In December 2006, we also bought back 11,161,000 of our shares in the form of ADSs for a total consideration of $110 million. These shares are excluded from the total number of shares presented here.

In April 2003, Sistema acquired directly and indirectly from T-Mobile 199,322,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. This included 120,811,184 shares of common stock acquired directly from T-Mobile and the acquisition of all the shares in Invest-Svyaz–Holding previously held by T-Mobile, representing a beneficial interest in a further 78,521,430 shares of common stock.

In April 2003 and December 2004, T-Mobile sold an additional 5.0% and 15.1% of our common stock, respectively, in the form of GDRs through an unsponsored GDR program. In September 2005, T-Mobile sold its remaining 10.1% interest in us on the open market.

At December 31, 2004, Sistema owned a 51.0% equity interest in VAST, and the remaining 49.0% interest was held by ASVT, a Russian open joint-stock company. In December 2005, Sistema acquired the 49.0% stake in VAST bringing its total interest to 100.0%. In addition, Sistema acquired a 0.7% stake in us on the open market during 2005. In December 2006, we also bought back 11,161,000 of our shares in the form of ADSs, which resulted in a reduction of shareholders’ equity in the annual consolidated financial statements. This transaction increased Sistema’s effective ownership in us from 52.8% at December 31, 2005 to 53.1% by December 31, 2006.

As of May 31, 2007, the total number of ADSs outstanding was 155,310,125 representing underlying ownership of 776,550,625 shares, or approximately 39.3% of our outstanding common stock. Of these 155,310,125 ADSs, approximately 19.6% were held by U.S. investors, as of May 31, 2007. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B.               Related Party Transactions

Transactions with Sistema and its Affiliates

Moscow Bank of Reconstruction and Development (MBRD)

We have been maintaining certain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of March 31, 2007 and December 31, 2006, we had cash positions at MBRD in the amount of $321.1 million and $86.5 million in current accounts, respectively. Interest accrued and collected on the deposits for the period ended March 31, 2007 amounted to $2.3 million. The related interest accrued and collected on the deposits for the year ended December 31, 2006 amounted to $4.8 million, and was included as a component of interest income in the accompanying consolidated statements of operations.

Rosno OJSC (Rosno)

We arranged medical insurance for our employees and insured our property with Rosno, a subsidiary of Sistema. Insurance premiums paid to Rosno for the period ended March 31, 2007 and the year ended December 31, 2006 amounted to $2.1 million and $11.3 million, respectively. Management believes that all of the insurance contracts with Rosno were entered into on market terms.

Maxima Advertising Agency (Maxima) and Mediaplanning

We have contracts for advertising services with Maxima and Mediaplanning, subsidiaries of Sistema. Advertising costs related to Maxima and Mediaplanning for the period ended March 31, 2007 amounted to $24.1 million and $7.6 million, respectively, and to $117.8 million and $45.1 million for the year ended December 31, 2006, respectively. Management believes that these agreements were entered into on market terms.

Kvazar-Micro Corporation (Kvazar)

In 2005, we signed agreements to purchase software systems and related equipment with Kvazar, a subsidiary of Sistema since July 2004. Related fees for the period ended March 31, 2007 and the year ended December 31, 2006 amounted to approximately $5.4 million and $52.1 million, respectively. Management believes that these agreements were entered into on market terms.

Moscow City Telephone Network (MGTS)

We have interconnection and line rental agreements with MGTS, a subsidiary of Sistema. We also rent a cable plant from MGTS for the installation of fiber optic cable, as well as buildings for administrative offices and premises for switching and base station equipment. Interconnection and rental expenses for the period ended March 31, 2007 and the year ended December 31, 2006 amounted to $2.3 million and $13.1 million, respectively. Management believes that all these transactions were entered into on market terms.

Comstar UTS

We have interconnection and line rental agreements with Comstar UTS, a subsidiary of Sistema, which was formed in May 2004 through the merger of Comstar, MTU-Inform and Telmos. Amounts expensed under these arrangements for the period ended March 31, 2007 and the year ended December 31, 2006 were $5.6 million and $31.2 million, respectively. Management believes that these arrangements were entered into on market terms.

Invest-Svyaz-Holding

We lease network equipment from Invest–Svyaz–Holding, a wholly-owned subsidiary of Sistema. These leases are classified as capital leases. The interest rate implicit in these leases varies from 26% to 30%, which management believes are market terms. The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz–Holding together with the present value of the net minimum lease payments as of December 31, 2006:

Amount
(in thousands)
Payments due in the years ended December 31, 2007
Total minimum lease payments (undiscounted)	$653
Less amount representing interest	(47)
Present value of net minimum lease payments	606
Less current portion of lease obligations	(606)
Non-current portion of lease obligations	—

Principal and interest paid to Invest–Svyaz–Holding for the period ended March 31, 2007 amounted to $nil and $nil, respectively, and to $2.7 million and $0.5 million, respectively, for the year ended December 31, 2006. Management believes that these agreements were entered into on market terms.

Sitronics Telecom Solutions

During 2006, we entered into a number of agreements with Sitronics Telecom Solutions (formerly known as Strom Telecom) and Sitronics, each of which is a subsidiary of Sistema, for a total amount of approximately $98.5 million. Pursuant to these contracts, we purchased billing systems and communication software support systems for approximately $18.0 million and $231.2 million for the period ended March 31, 2007 and the year ended December 31, 2006, respectively. Management believes that these agreements were entered into on market terms.

MTT

In 2006, we entered into interconnection and line rental agreements with MTT, a subsidiary of Sistema. Amounts expensed under these agreements for the period ended March 31, 2007 and the year ended December 31, 2006 amounted to $11.9 million and $69.3 million, respectively. Management believes that these agreements were entered into on market terms.

SmartCards

During 2006, we entered into a number of agreements with SmartCards, a subsidiary of Sistema, to purchase SIM cards. Pursuant to these agreements, we purchased SIM cards for a total amount of approximately $37.0 million in the year ended December 31, 2006 and $8.4 million in the three months ended March 31, 2007.

Sistema Telecom

In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema group, including us. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by us and paid during the period ended March 31, 2007 and in the year ended December 31, 2006, amounted to $3.6 million and $9.7 million, respectively.

C.               Interests of Experts and Counsel

Not applicable.

Item 8.                        Financial Information

A.                Consolidated Statements and Other Financial Information

8.A.1-6.      See Item 18.

8.A.7.                 Litigation

On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of “strategic” state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor’s claim. On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has not yet responded to the General Prosecutor’s request.

In December 2005, we acquired a 51.0% stake in Tarino for $150.0 million in cash from Nomihold Securities Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s corporate offices were seized by a third party. As a result of these events, we currently do not exercise operational control over Bitel and are in the process of defending our ownership stake in the company in the courts of the Kyrgyz Republic, British Virgin Islands and United Kingdom. Concurrently with the purchase of a 51.0% stake, we entered into a put and call option agreement with Nomihold Securities to acquire the remaining 49.0% interest in Tarino pursuant to which Nomihold Securities obtained the right to sell its remaining 49.0% stake in Tarino Limited to MTS Finance for $170.0 million. In January 2007, Nomihold Securities commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel us to fulfill the terms of the put option agreement. If we ultimately fail to prevail in this proceeding, we could be forced to pay Nomihold Securities $170.0 million plus any additional amounts that the court might award to Nomihold Securities.

In addition, three Isle of Man companies affiliated with us (KFG Companies) have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants, including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel.

In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the London Court of International Arbitration, the arbitration tribunal in a recent award found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (IPOC) although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance’s acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

For additional information, see Notes 20 and 25 to our audited consolidated financial statements.

Tax Audit

In 2006, the Russian tax authorities assessed us with a tax claim of $48.8 million following a tax audit. We have challenged in court $46.3 million of the tax claim. In February and May 2007, the Moscow Arbitration Court and a Moscow Court of Appeals supported our position and rejected the tax authorities’ claim. However, the tax authorities may still appeal the decision.

In January 2007, the U.S. Internal Revenue Services, or the IRS, began auditing BCTI’s compliance with U.S. Federal tax legislation for the year ended December 31, 2004. As of the date of this document, the audit has not been finalized and no official decisions have been issued by the IRS. Nonetheless, our tax consultants advised that we may be exposed to a potential profit tax for the years 2003 to 2006 in the amount of up to $28.3 million. Our management has assessed the maximum potential liability to be $3.3 million and, as a result, we have recognized that amount in our statement of operations for the year ended December 31, 2006.

In the ordinary course of business, we may be party to various legal and tax proceedings, and subject to claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending litigation, other legal proceedings or other matters will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 23 to our annual consolidated financial statements.

8.A.8.                 Dividend Distribution Policy

On June 22, 2005, our shareholders approved cash dividends in the amount $402.6 million (including dividends on treasury shares of $1.5 million), which have been fully paid. On June 23, 2006, our shareholders approved cash dividends in the amount of $561.6 million (including dividends on treasury shares of $1.5 million) which have also been fully paid. The Board of Directors recommended that the annual general meeting of shareholders to be held on June 29, 2007, approve annual cash dividends in the amount of $747.4 million (including dividends on treasury shares of $6.0 million) for the year 2006, payable in 2007. On May 15, 2007, the Board of Directors approved a dividend policy, whereby we will aim to make dividend payments to our shareholders in the amount of at least 50% of our annual net income under U.S. GAAP. The dividend amount could vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as our debt position.

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

B.               Significant Changes

See Note 25 to our audited consolidated financial statements for details.

Item 9.                        Offer and Listing Details

(Only Items 9.A.4 and 9.C are applicable.)

A.4.      Market Price Information

The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006; the high and low market prices per ADS for each full financial quarter during the fiscal years ended December 31, 2005 and 2006; and the high and low market prices per ADS for each of the most recent six months. The table also sets forth the high and low market prices per share of common stock for the first full financial quarter and each of the most recent six months.

	Common Stock High	Common Stock Low	ADS High	ADS Low
May 2007	249.0 RUR	227.9 RUR	$57.99	$52.40
April 2007	267.5 RUR	235.1 RUR	$61.15	$54.88
March 2007	263.5 RUR	214.0 RUR	$58.20	$46.02
February 2007	261.0 RUR	224.5 RUR	$57.00	$46.00
January 2007	263.9 RUR	211.1 RUR	$58.50	$45.66
December 2006	230.2 RUR	211.1 RUR	$51.27	$47.01
First Quarter 2007	263.9 RUR	211.1 RUR	$58.50	$45.66
Fourth Quarter 2006	230.2 RUR	181.0 RUR	$51.27	$37.26
Third Quarter 2006	205.0 RUR	147.3 RUR	$41.31	$27.92
Second Quarter 2006	190.3 RUR	137.4 RUR	$35.51	$26.00
First Quarter 2006	209.5 RUR	184.4 RUR	$39.06	$32.81
Fourth Quarter 2005	228.5 RUR	190.8 RUR	$40.15	$34.10
Third Quarter 2005	228.7 RUR	194.0 RUR	$41.19	$33.89
Second Quarter 2005	208.0 RUR	179.0 RUR	$37.51	$31.15
First Quarter 2005(1)	222.0 RUR	182.0 RUR	$40.20	$32.02
2006	230.2 RUR	137.4 RUR	$51.27	$26.00
2005(1)	228.7 RUR	179.0 RUR	$41.19	$31.15
2004			$155.90	$83.00
2003			$87.50	$35.40
2002			$41.50	$23.75

(1)                 Effective January 3, 2005, the ADS ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

C.               Markets

Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. American Depositary Shares, each representing five of our common stock, have been listed on the New York Stock Exchange under the symbol “MBT” since June 30, 2000. Our ADSs are also traded on the London Stock Exchange under the symbols “MOBD,” and on the Frankfurt Stock Exchange under the symbol “MKY.” Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange.

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

General Matters

Pursuant to our charter, we have the right to issue registered common stock, preferred stock, and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,993,326,138 common shares, each with a nominal value of 0.1 rubles, all of which are issued and fully paid. Under Russian legislation charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 103,649,654 common shares with a nominal value of 0.1 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of June 15, 2007, we had more than a 1,000 shareholders for purposes of the Joint Stock Companies Law.

Rights Attaching to Shares

Holders of our common stock have the right to vote at all shareholders’ meetings. As required by the Joint Stock Companies Law and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

•       freely transfer the shares without consent of other shareholders;

•       receive dividends;

•       participate in shareholders’ meetings and vote on all matters within shareholders’ competence;

•       transfer voting rights to other Company’s shareholders or a representative on the basis of a power of attorney;

•       participate in the election and dismissal of members of the board of directors and review commission;

•       if holding, alone or with other holders, 2% or more of the voting stock, within 105 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders’ meeting and nominate candidates to the board of directors, the counting commission, the review commission and for company president;

•       if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the review commission or an independent auditor;

•       demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•       any reorganization;

•       the conclusion of a major transaction, as defined under Russian law; and

•       any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder’s rights;

•       upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

•       have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents; and

•       exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meeting approved in accordance with its competence.

Preemptive Rights

The Joint Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportion to their existing shareholdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders’

meeting by a majority vote of the board of directors and approved by the shareholders’ meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders’ meeting; and a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends to be paid based on the shareholders’ decision shall be paid up until the end of the year on which the decision to make the payment has been adopted, unless the shareholders’ decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Shareholders’ Meetings—Notice and Participation” below.

The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•       the charter capital of the company has been paid in full;

•       the value of the company’s net assets on the date of the adoption of the decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company;

•       the company has repurchased all shares from shareholders having the right to demand repurchase; and

•       the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Distributions to Shareholders on Liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allows us to be liquidated:

•       by a three-quarters majority vote of a shareholders’ meeting; or

•       by a court order.

Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission appointed by shareholders’ meeting. In the event of an involuntary liquidation, the court may assign the duty to liquidate the company to its shareholders. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code of the Russian Federation gives creditors the following order of priority during liquidation:

•       individuals owed compensation for injuries, deaths or moral damages;

•       employees;

•       federal and local governmental entities claiming taxes and similar payments to the federal and local budgets and to non-budgetary funds; and

•       other creditors in accordance with Russian legislation.

•       Claims of creditors in obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

•       The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•       payments to repurchase shares from shareholders having the right to demand repurchase;

•       payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, if any; and

•       payments to holders of common and preferred shares.

Liability of Shareholders

The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an “effective parent.” The company whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

•       the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or omission of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency of this effective subsidiary. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

Charter Capital Increase

We may increase our charter capital by

•       issuing new shares; or

•       increasing the nominal value of previously issued shares.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders’ meeting. Otherwise, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our board of directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders’ meeting.

The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for the new shares, based on the appraisal report of an independent appraiser.

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

Charter Capital Decrease; Share Buy-Backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication or receipt of our notice, early termination of relevant obligations by us, as well as compensation for damages.

The Joint Stock Companies Law and our charter allow our shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

Shares repurchased pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares are cancelled at their redemption.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

•       our charter capital is paid in full;

•       we are not and would not become, as a result of the repurchase, insolvent;

•       the value of our net assets at the time of repurchase of our shares is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•       we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•       reorganization;

•       conclusion of a major transaction, as defined under Russian law; or

•       amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

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

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Since May 10, 2000, Registrar NIKoil OJSC has maintained our register of shareholders.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed, except in certain instances provided for by Russian legislation, and may be challenged in court.

Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 15% requirement.

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•       filing quarterly reports with the Federal Service for the Financial Markets, or the FSFM, containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

•       filing with the FSFM and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

•       disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

•       disclosing our charter and internal corporate governance documents on our website;

•       disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;

•       filing with the FSFM on a quarterly basis a list of our affiliated companies and individuals; and

•       other information as required by applicable Russian securities legislation.

General Shareholders’ Meetings

Procedure

The powers of a shareholders’ meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders’ meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•       charter amendments;

•       reorganization or liquidation;

•       election and removal of members of the board of directors;

•       determination of the amount of compensation for members of the board of directors;

•       determination of the number, nominal value, class/type of authorized shares and the rights granted by such shares;

•       changes in our charter capital;

•       appointment and removal of our external auditor and of the members of our review commission and counting commission;

•       approval of certain interested party transactions and major transactions;

•       decision on our participation in holding companies, commercial or industrial groups, or other associations of commercial entities;

•       approval of certain internal documents and corporate records;

•       distribution of profits and losses, including approval of dividends;

•       redemption by the company of issued shares in cases provided by the Joint Stock Companies Law; and

•       other issues, as provided for by the Joint Stock Companies Law and our charter.

Voting at a shareholders’ meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders’ meeting to approve the following:

•       charter amendments;

•       reorganization or liquidation;

•       major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•       determination of the number, nominal value, and category (type) of authorized shares and the rights granted by such shares;

•       repurchase by the company of its issued shares;

•       any issuance of shares or securities convertible into shares of common stock by closed subscription; or

•       issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock.

The quorum requirement for our shareholders’ meetings is met if holders of shares (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in case of an annual shareholders’ meeting must) be scheduled and the quorum requirement is satisfied if holders of shares (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders’ meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•       election of the members of the board of directors;

•       election of the counting commission;

•       approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

•       approval of distribution of profits, including approval of dividends, and losses, if any;

•       appointment of an independent auditor; and

•       appointment of the members of the review commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates for the board of directors, counting commission and review commission. Any agenda proposals or nominations must be provided to the company no later than 105 calendar days after the preceding financial year end.

Extraordinary shareholders’ meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

The decision by the board of directors to call or reject the call for an extraordinary shareholders’ meeting shall be sent to the party that requested the meeting within three days after such a decision was made.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of collecting shareholders’ opinions on issues of the agenda by means of a written poll.

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

•       election of the members of the board of directors;

•       election of the review commission;

•       approval of a company’s independent auditor; and

•       approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends and losses, if any.

Notice and Participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders’ meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client.

The list of shareholders entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not later than 65 days before the date of the meeting).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•       by personally participating in the discussion of agenda items and voting thereon;

•       by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•       by submitting a written ballot reflecting the shareholders’ voting on the agenda items; or

•       by delegating the right to submit such written ballot to an authorized representative.

Board of Directors

Our charter provides that our entire board of directors is up for election at each annual general shareholders’ meeting. Our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting.

The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or a decision of the shareholders’ meeting. Our charter provides that our board of directors consists of at least seven members, which number may be increased pursuant to a decision of the general meeting of shareholders. Currently, our board of directors consists of seven members.

The Joint Stock Companies Law prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to perform the general management of the company, and to decide, among others, the following issues:

•       determination of our business priorities;

•       convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint Stock Companies Law;

•       approval of the agenda for the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•       placement of our bonds and other securities in cases specified in the Joint Stock Companies Law;

•       determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;

•       repurchase of our shares, bonds, and other securities in certain cases provided for by the Joint Stock Companies Law;

•       election and removal of our President;

•       recommendations on the amount of the dividend and the payment procedure thereof;

•       recommendations on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•       the use of our reserve fund and other funds;

•       approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or the president;

•       the creation and liquidation of branches and representative offices;

•       approval of major and interested party transactions in certain cases provided for by the Joint Stock Companies Law;

•       increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstances specified in our charter;

•       approval of our share registrar and the terms of the agreement with it; and

•       other issues, as provided for by the Joint Stock Companies Law and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A board meeting is considered duly assembled and legally competent to act when a majority of elected directors is present.

The special Regulation “About the Board of Directors of OJSC Mobile TeleSystems” was approved by the annual shareholders’ meeting on June 23, 2006. In accordance with clause 1.8 of the Regulation, the members of the board of directors have the right to:

•       receive information regarding our operations;

•       propose issues to be discussed by the board of directors;

•       review the minutes of the board of directors meetings;

•       express their own point of view during the board of directors meetings;

•       request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto; and

•       receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the board of directors in accordance with decisions of the general shareholders’ meeting.

In accordance with clause 1.9 of the Regulation, the members of the board of directors must:

•       act in our interests;

•       execute their duties in a confident and scrupulous manner;

•       act within their rights and in accordance with the purposes of the board of directors;

•       not distribute confidential information concerning us and protect such information from unlawful and improper use and publishing, and not use such confidential information in their own or third parties’ commercial purposes;

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

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company (including the company’s chief executive office and/or the company’s managing organization), any person that owns, together with any affiliates, at least 20% of a company’s issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

•       a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•       the owner of at least 20% of the issued shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•       a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the board of directors or of any management body of a management organization of such a company.

The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an “independent director” is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director/president, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company’s management organization. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company’s management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be adopted by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•       the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;

•       the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or a secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;

•       the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

•       all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required, until the next annual shareholders’ meeting, for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

•       the company merges with another company, and the latter owns more than three-fourths of the voting capital stock of the company; or

•       the transactions that are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body.

Major Transactions

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation requires the following:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

•       A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

•       An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•       Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through FSFM rulemaking, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Federal Antimonopoly Service

Pursuant to the Federal Law on Competition, the Federal Antimonopoly Service must approve in advance acquisitions of voting capital stock of a joint stock company involving (1) companies with a combined value of assets or combined annual revenues under Russian Accounting Standards exceeding a certain threshold, or (2) companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount.

Disclosure of Ownership

Effective July 1, 2006, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5, 10, 15, 20, 25, 30, 50 or 75 percent of the outstanding common shares of the company.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisition remains unclear.

C.               Material Contracts

The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Syndicated Loans and Credit Facilities

On April 21, 2006, we signed a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We used the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in three years. The second tranche matures in April 2011, bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April 2008. As of December 31, 2006, the outstanding balance under the loan was $860.0 million. We believe that as of December 31, 2006, we were in compliance with all existing covenants.

In December 2005, we signed an agreement with Citibank International plc and ING Bank N.V. for a $130.8 million committed credit facility. In June 2006, the agreement was amended to increase the amount of available credit by $36.6 million. These funds were used to purchase telecommunications equipment from Ericsson AB. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2006, we were in compliance with all existing covenants. The facility is repayable on a biannual basis in equal installments over nine years. As of December 31, 2005 and 2006, the balances outstanding under the loan were $111.0 million and $150.2 million, respectively. As of December 31, 2006, the credit facility was fully drawn down.

In November 2005, we entered into a credit facility with HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank for up to $123.8 million.  In May 2006, the agreement was amended to increase the amount of available credit by $17.3 million.  We used these funds to finance the acquisition of telecommunications equipment from Alcatel SEL AG. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and an agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The debt issuance costs in the amount of $19.3 million were capitalized. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose our properties and assets to another person. We believe that as of December 31, 2006, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years.

In October 2005, we entered into an agreement with Commerzbank AG, HSBC Bank plc and ING Bank Deutschland AG for a $125.8 million committed credit facility. We used these funds to purchase telecommunications equipment from Siemens AG. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2006, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2005 and 2006, the outstanding balances under the loan were $92.8 million and $118.3 million, respectively. As of December 31, 2006, the credit facility was fully drawn down.

In February 2005, we entered into a credit facility with Barclays Bank plc to finance the acquisition of equipment from Motorola Limited. The facility allows borrowing of up to $25.7 million and uncommitted additional borrowing of up to $64.3 million. In December 2005, the agreement with Barclays Bank plc was amended to increase the amount of available credit by $23.3 million. The original facility bears interest at LIBOR+0.15% per annum and the additional uncommitted facility bears interest at LIBOR+0.13% per annum. An arrangement fee of 0.4% of the original facility amount and of 0.4% of each additional commitment facility amount will be paid in accordance with the agreement. The commitment fee is 0.175% per annum. The debt issuance costs in the amount of $10.4 million were capitalized. The facilities are redeemable in equal semi-annual installments by January 31, 2014. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2006, we were in compliance with all existing covenants. As of December 31, 2005 and 2006, the outstanding balances under the facility were $80.1 million and $98.7 million, respectively. As of December 31, 2006, the credit facility was fully drawn down.

In December 2004, we entered into a credit facility agreement with EBRD for a total amount of $150.0 million. In May 2006, the credit facility was increased by $111.5 million and the maturity date was extended to June 15, 2014 through an amendment to the agreement. The original credit facility in the amount of $150.0 million bears interest at LIBOR+3.10% per annum and the additional credit facility in the amount of $111.5 million bears interest at LIBOR+1.51% per annum. The commitment fee is 0.50% per annum. The debt issuance costs in the amount of $1.5 million were capitalized. As of December 31, 2005 and 2006, the balances outstanding under the loan were $138.5 million and $250.0 million, respectively. The loan is subject to certain restrictive covenants including, inter alia, certain financial ratios. We believe that as of December 31, 2006, we were in compliance with all existing covenants.

In November 2004, we signed a loan agreement with ABN AMRO Bank N.V. for $56.6 million and EUR 8.4 million. In March 2005, the agreement was amended to increase the EUR facility to EUR 31.3 million. We used these funds to acquire telecommunications equipment from Ericsson AB to expand our network. The loan is repayable on a biannual basis in equal installments over nine years and bears interest at USD LIBOR/EURIBOR+0.35% per annum. The debt issuance costs in the amount of $9.8 million were capitalized. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to make any substantial changes to the general nature or scope of our business. We believe that as of December 31, 2006, we were in compliance with all existing covenants. As of December 31, 2005 and 2006, the balances outstanding under the facility were $83.2 million and $75.9 million, respectively.

In October 2004, we entered into two credit facility agreements with HSBC Bank plc and ING BHF-BANK AG for a total amount $121.4 million. In April 2005, the lenders agreed to increase the amount of available credit facility by $28.3 million. The funds received under the facilities were used to purchase telecommunications equipment and software from Siemens AG and Alcatel SEL AG for technical upgrades and the expansion of our network. The facility bears interest at LIBOR+0.43% per annum. A commitment fee of 0.20% per annum and an arrangement fee of 0.25% will be paid in accordance with the loan agreement. The principal and interest amounts were repaid in 17 equal half year installments, starting July 2005 for the first agreement and September 2005 for the second agreement. The debt issuance costs in the amount of $25.9 million were capitalized. As of December 31, 2005 and 2006, the outstanding balances under these agreements were $171.8 million and $150.0 million, respectively. The facilities mature in July and September 2013, and are subject to certain restrictive covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2006, we were in compliance with all existing covenants.

In October 2004, we entered into a loan agreement with Commerzbank Belgium S.A./N.V to borrow up to $18.3 million. We used the loan proceeds to finance the purchase of telecommunications equipment from Alcatel Bell N.V. The loan bears interest at LIBOR+0.4% per annum. The commitment fee is 0.225% per annum and the management fee is 0.25% of the loan amount. The debt issuance costs in the amount of $1.3 million were capitalized. As of December 31, 2005 and 2006, the outstanding balances were $13.3 million and $14.0 million, respectively. As of December 31, 2006, the credit facility was fully drawn down.

On December 30, 2003, we entered into a credit facility with ING BHF Bank and Commerzbank AG to finance the acquisition of telecommunications equipment from Siemens AG. The aggregate amount available under this credit facility is EUR 47.4 million. In 2004, the agreement was amended to increase the amount available under the facility by EUR 9.2 million. The loan bears interest at EURIBOR+0.65% per annum. The amount outstanding is redeemable in ten equal semi-annual installments starting on July 31, 2004. As of December 31, 2005 and 2006, the amounts outstanding under the loan were $43.2 million and $34.4 million, respectively.

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

We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on April 14 and October 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and mature on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures and repayment of existing indebtedness incurred in connection with our acquisitions of mobile operators in Russia and Ukraine.

We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 28, 2005. The 8.00% notes were issued under an indenture dated January 28, 2005. Interest on the notes is payable in arrears on January 28 and July 28 of each year, commencing on July 28, 2005. These notes are guaranteed by us and mature on January 28, 2012. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $398.9 million were used to repay a $140 million loan we received from Credit Suisse First Boston International in October 2004 for general corporate purposes. We used the remaining net proceeds from the offering for general corporate purposes, including acquisitions and increasing our interests in certain of our subsidiaries.

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

Each of the indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to enter into loan facilities with affiliates; (e) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (f) our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow and St. Petersburg license areas, the GSM license for the Krasnodar license area, and UMC’s licenses for Ukraine.

In addition, if we experience certain types of mergers, consolidations or other changes in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody’s or Standard & Poor’s. The notes also have cross default provisions with publicly traded debt issued by Sistema.

If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. We believe that we are in compliance with all restrictive debt covenants provisions during the three-year period ended December 31, 2006.

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

D.              Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004, sets forth certain restrictions on settlements between residents of Russia with respect to operations involving foreign securities (including GDRs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within seven days of the date on which they were received (also with a limited number of exemptions).

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain.

E.               Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder (generally, a “United States person,” as the term is defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)) of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•       liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•       not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

The following discussion is based on:

•       the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

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

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2006, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could apply to investors who are “United States persons” as defined in the Code.

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

Russian Income and Withholding Tax Consequences

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if the tax treaty residence of the holder is duly confirmed. It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and up to a 30% rate for individual holders (15% starting January 1, 2008). The tax burden may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities owning less than 10% of the company’s outstanding shares. See “—United States-Russia Income Tax Treaty Procedures.”

Notwithstanding the foregoing, treaty relief may not be available to non-resident holders of ADSs. In 2005 and 2006, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying ordinary shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of tax treaty beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts would ultimately treat the ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all ADS holders and submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each holder.

Therefore, with respect to legal entities or organizations who are U.S. holders, we may be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary, unless prior to making such dividend payments to the depositary, we are provided with confirmation that U.S. holders are beneficial owners of dividends within the meaning of the United States-Russia income tax treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “—United States-Russia Income Tax Treaty Procedures.”

With respect to individuals who are U.S. holders of ADSs, we may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at the rate of 30% (15% starting from January 1, 2008). When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in “United States-Russia Income Tax Treaty Procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities.

For individuals claiming treaty relief, the documents substantiating the right for treaty benefits should be submitted to the Russian tax authorities within one year after the end of the year to which these benefits relate. In practice, where withholding is performed, the tax authorities may refuse to refund or credit the 15% tax withheld from payment of dividends to the depositary and, therefore, it is possible that individuals who are U.S. holders may be subject to up to a 45% (30% starting from January 1, 2008)  effective tax rate on their share of dividends.

Taxation of Capital Gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale (gross proceeds less expenses incurred—for individuals). However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, such income should not be taxable in Russia. The Russian tax laws do not give clear indication as to how the sale of ADSs should be sourced for individuals, other than that income from the sale of securities “in Russia” should be considered as Russian source income. As there is no further definition of what should be considered to be a sale “in Russia,” the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria. Therefore, gains arising from the disposition of the same securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit to the Russian tax authorities.

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

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

For individuals, advance relief from withholding taxes will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before the payment takes place.

Self-assessment of treaty relief is not allowed in Russia. Therefore, in order to apply for a treaty relief, an application with supporting documents should be submitted to the Russian tax authorities. In practice, application of double tax treaty provisions may be time consuming and burdensome as the Russian tax authorities may require many additional documents. Accordingly, the application of the Russian double tax treaty relief may be further aggravated by the difficulties resulting from the lack of a direct documentary link between income received by the individual from the depositary and the tax withheld by us on dividend distributions.

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

United States Federal Income Tax Consequences

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•       an insurance company;

•       a tax-exempt organization;

•       a financial institution;

•       a person subject to the alternative minimum tax;

•       a person who is a broker-dealer in securities;

•       an S corporation;

•       an expatriate subject to Section 877 of the Code;

•       an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding shares of our common stock; or

•       an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons holding ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends on Common Stock or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-

corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

For United States foreign tax credit purposes, a dividend distribution will be treated as “passive category income” but could, in the case of certain U.S. holders, constitute “general category income” for taxable years beginning after December 31, 2006. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

F.                Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the Internet at www1.mtsgsm.com. Information included in our website does not form part of this document.

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

Interest Rate Risk

We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2006, $1,868.6 million, or 60.7% of our total indebtedness, including capital leases, was variable interest rate debt, while $1,209.9 million, or 39.3% of our total indebtedness, including capital leases, was fixed interest rate debt.

For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of December 31, 2006.

Contractual Maturity Date as of December 31, 2006

Bank	Currency	2007	2008	2009	2010	2011	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2006)
	(amounts in thousands of U.S. dollars)
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	$—	$—	$630,000	$—	$—	$—	$630,000	6.17%
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	—	53,077	70,769	70,769	35,385	—	230,000	6.36%
Citibank International plc and ING Bank N.V	USD	19,741	19,740	19,740	19,741	19,741	51,505	150,208	5.80%
HSBC Bank plc and ING BHF—BANK AG	USD	21,796	21,820	21,801	21,801	21,800	40,967	149,985	5.80%
EBRD	USD	18,462	18,462	18,462	18,462	18,462	46,152	138,462	8.47%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,791	14,790	14,790	14,790	14,790	44,373	118,324	5.67%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	14,622	14,622	14,622	14,622	14,622	44,000	117,108	5.80%
EBRD	USD	14,872	14,872	14,872	14,872	14,872	37,178	111,538	6.88%
Barclays bank plc	USD	13,156	13,156	13,156	13,156	13,156	32,892	98,672	5.52%
ABN AMRO N.V.	USD	6,287	6,287	6,287	6,287	6,287	12,574	44,009	5.72%
ING BHF Bank and Commerzbank AG	EUR	13,744	13,744	6,872	—	—	—	34,360	4.50%
ABN AMRO N.V.	EUR	4,560	4,560	4,560	4,560	4,560	9,121	31,921	4.20%
Commerzbank	USD	3,508	3,510	3,508	3,508	—	—	14,034	5.77%
Total variable debt		145,539	198,640	839,439	202,567	163,674	318,762	1,868,621
Weighted average interest rate		6.03%	6.12%	6.18%	6.25%	6.24%	6.22%	6.18%

We would experience an additional interest expense of approximately $18.7 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2006. We would have experienced an additional interest expense of approximately $16.5 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2005. The increase by 13.3% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2006. The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2006, ranged from 106.2% to 106.7% of the notional amount. As of December 31, 2006, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 11 to our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

In December 2004, we entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank plc to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the loan. For details of these contracts, see Note 11 to our audited consolidated financial statements. The underlying loan was repaid ahead of schedule in July 2006, which resulted in an early termination of the swap agreements.

In January 2006, we entered into a variable-to-fixed interest rate swap agreement with HSBC Bank plc to hedge our exposure to variability of our future cash flows caused by the change in EURIBOR related to our loan with ABN AMRO N.V. See Note 11 to our audited consolidated financial statements for details.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.61	29.45
2004	29.45	27.75	28.73	27.75
2005	29.00	27.46	28.31	28.78
2006	28.78	26.18	27.09	26.33

(1)                 The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
December 2006	26.39	26.18
January 2007	26.58	26.45
February 2007	26.55	26.16
March 2007	26.24	25.97
April 2007	26.01	25.69
May 2007	25.92	25.69

Source: Central Bank of Russia.

On June 25, 2007, the exchange rate between the ruble and the U.S. dollar was 25.94 rubles per U.S. dollar.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2002	5.33	5.30	5.33	5.33
2003	5.33	5.33	5.33	5.33
2004	5.33	5.31	5.32	5.31
2005	5.31	5.05	5.12	5.05
2006	5.05	5.05	5.05	5.05

(1)                 The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
December 2006	5.05	5.05
January 2007	5.05	5.05
February 2007	5.05	5.05
March 2007	5.05	5.05
April 2007	5.05	5.05
May 2007	5.05	5.05

Source: National Bank of Ukraine.

On June 25, 2007, the exchange rate between the hryvnia and the U.S. dollar was 5.05 hryvnias per U.S. dollar.

Our principal exchange rate risk involves changes in the value of the ruble, hryvnia and euro relative to the U.S. dollar, which is our reporting currency. We have not entered into any significant currency hedging arrangements, but we continue to consider different financial instruments available to us in order to mitigate our exposure to exchange rate fluctuations.

A significant part of our capital expenditures, borrowing and certain operating costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a risk of exchange rate currency fluctuations, we previously denominated a majority of our tariffs in Russia, which are payable in rubles, in units linked to the U.S. dollar and required accounts to be settled at the official exchange rate of the Central Bank of Russia on the date of payment. However, in the middle of 2006, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in order to address competitive pressures on the Russian market and starting from January 1, 2007, moved to ruble-denominated tariffs and invoicing. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, “Foreign Currency Translation,” and determined that, beginning January 1, 2007, the functional currency of our subsidiaries domiciled in Russia would be the ruble. For more information, see also Note 25 to our audited consolidated financial statements. The change was adopted prospectively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts will be made for the change in functional currency. As a result, currency exchange gains and losses in 2007 and future years, assuming the ruble remains our functional currency, will be the result of operations involving currencies other than the ruble. During 2006, the U.S. dollar was our functional currency and, therefore, currency exchange gains and losses for the year ended December 31, 2006 are the result of operations involving currencies other than the U.S. dollar.

If either of the ruble or the hryvnia declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

Our US. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. On the other hand, if the value of the ruble or the hryvnia declines, our net ruble and hryvnia monetary asset position results in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases.

A portion of our capital expenditures, operating and borrowing costs are denominated in euros. These include costs of customer equipment, roaming expenses, capital expenditures and certain borrowings. We currently do not hedge against the risk of decline in the U.S. dollar against the euro because settlements denominated in euros are not significant.

We would experience a currency exchange loss of $295.3 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 10.0% increase in the ruble/hryvnia to U.S. dollar exchange rate at December 31, 2006. The large increase in a hypothetical currency remeasurement loss resulted from a change in our functional currency from the U.S. dollar to the ruble in 2007 (i.e. in 2007, a currency exchange loss would be generated by dollar-denominated net monetary liabilities while, in 2006, it would have been generated by ruble/hryvnia-denominated net monetary assets). We would experience a currency exchange loss of $5.6 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10.0% increase in the U.S. dollar to euro exchange rate at December 31, 2006. The increase in a hypothetical loss in the fair value of our euro-denominated monetary liabilities was mainly the result of U.S. dollar to euro exchange rate fluctuations during the year ended December 31, 2006. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-E.   Not Applicable.

Item 15.                 Controls and Procedures

(a)  Disclosure Controls and Procedures.

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

In assessing disclosure controls and procedures, the Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  In accordance with this definition, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level due to a single event related to our acquisition of Bitel that is described below.

(b)  Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•       pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.” As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control over financial reporting that existed as of December 31, 2006 with respect to the interpretation and application of generally accepted accounting principles applicable to a put and call option agreement, dated as of November 2005, entered into with Nomihold Securities providing a right of the latter to sell the remaining 49% stake in Tarino Limited, the company controlling Bitel, to MTS Finance S.A. in accordance with the requirements of FASB Statement No.140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125.”

Our agreement to grant the seller of Bitel a put option was an isolated circumstance that, in management’s opinion, is unlikely to recur in the future.  In May 2007, we performed additional analysis relating to the accounting for this put option in the context of preparing our financial statements.  As a result of our additional analysis, we revised our initial conclusions and accounting treatment and made adjustments to the balances that we previously used in preparing our financial statements.  After determining that these adjustments were appropriate, management has concluded that our internal control over financial reporting was not effective as of December 31, 2006. Otherwise, management has not identified any significant deficiencies relating to internal control over financial reporting.

Our independent registered public accounting firm, ZAO Deloitte & Touche CIS, has issued an audit report on management’s assessment of our internal control over financial reporting, expressing an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2006.

(c)  Attestation Report of Independent Registered Public Accounting Firm.

To the Shareholders of OJSC Mobile TeleSystems:

We have audited management’s assessment, included in the accompanying management’s annual report on internal control over financial reporting, that Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (“the Group”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness identified in management’s assessment based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:

•       As of December 31, 2006, the Group did not maintain effective control with respect to the interpretation and application of generally accepted accounting principles applicable to a put option related to the Group’s acquisition of Bitel in accordance with the requirements of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125.”

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Group and this report does not affect our report on such financial statements.

In our opinion, management’s assessment that the Group did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Group and our report dated May 31, 2007 (June 7, 2007 as to Note 25) expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS

Moscow
May 31, 2007
(June 7, 2007 as to Note 25 of the consolidated financial statements)

(d)  Changes in internal control over financial reporting.

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.  However, management believes the measures that have been implemented to remediate the material weakness have had a material effect on our internal control over financial reporting since December 31, 2006, and anticipates that these remediation measures will continue to have a material impact on our internal control over financial reporting in future periods.

Remediation Activities:

To remediate the material weakness described above, we have adopted the following changes:

•       In June 2007, the Audit Committee of our Board of Directors directed management to strengthen control and reporting procedures over significant non-routine transactions where management’s judgment, interpretation and application of complex accounting principles is exercised.

•       In the future, all such transactions will require formal approval from the Audit Committee.

•       Pursuant to the Audit Committee’s directive, management has strengthened control and reporting procedures over significant non-routine transactions involving the exercise of interpretive judgment or application of complex accounting principles by adopting and implementing a policy pursuant to which such transactions require advance review and approval in accordance with the Audit Committee’s directive.

Item 16A.         Audit Committee Financial Expert

Our Board of Directors has determined that Helmut Reuschenbach is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Reuschenbach is “independent” as defined in Rule 10A-3 under the Exchange Act and current NYSE listing rules applicable to us. For a description of Mr. Reuschenbach’s experience, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies.”

Item 16B.        Code of Ethics

We have adopted a Code of Ethics that applies to our senior officers. A copy of our Code of Ethics is available on our Internet website, www1.mtsgsm.com.

Item 16C.        Principal Accountant Fees and Services

ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services to ZAO Deloitte & Touche CIS in 2005 and 2006.

	Year ended December 31,
	2005	2006
	(in thousands)
Audit Fees	$1,364.8	$1,326.6
Audit-Related Fees	407.2	1,470.9
Tax Fees	102.1	8.6
All Other Fees	—	20.0
Total	$1,874.1	$2,826.1

Audit Fees

The Audit Fees for the years 2005 and 2006 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews and several statutory audits.

Audit-Related Fees

The Audit-related Fees paid in 2005 and 2006 mainly included fees for the testing of our internal control procedures and a review of projects related to our Sarbanes-Oxley Section 404 readiness. In addition, we paid fees for due diligence and accounting consultations.

Tax Fees

The Tax Fees for the years 2005 and 2006 were mainly for services associated with tax compliance and other tax consulting services.

All Other Fees

All other fees for the year 2006 were for reporting on compliance with certain loan covenants. There were no such fees incurred in 2005.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2006.

Item 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 5, 2006, our Board of Directors authorized a share repurchase program, allowing our wholly-owned subsidiary MTS Bermuda to repurchase ADSs representing up to 10% of our total outstanding shares over a period of twelve months ending August 31, 2007. The purchases may be made in the open market or through privately negotiated transactions under certain requirements set forth in SEC Rules 10b-18 and 10b5-1, as well as other applicable legal requirements and factors. The share repurchase program does not obligate us to acquire a particular number of ADSs, and the program may be suspended or discontinued at our sole discretion. The repurchases could be funded through our own cash flows, commercial paper program or potentially through existing credit facilities. The execution of the program will depend on an on-going assessment of market conditions, and the program may be extended at any time. In December 2006, we repurchased 11,161,000 of our shares in the form of ADSs at an average price of $49.2 per ADS for a total amount of $109.9 million.

The following table sets forth, for each month in 2006 and for the year as a whole, the total number of our ADSs repurchased by MTS Bermuda pursuant to the share repurchase plan described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plans and the maximum number of ADSs that at that date remained eligible for purchases under such plans.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plan
January 1-31	—	—	—	—
February 1-29	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	2,232,200	$49.2	2,232,200	197,740,401
Total	2,232,200	$49.2	2,232,200	197,740,401

(1)                 All purchases were made pursuant to the publicly announced share repurchase plan described above in open market and privately negotiated transactions effected on the New York Stock Exchange.

PART III

Item 17.                 Financial Statements

See instead Item 18.

Item 18.                 Financial Statements

The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.                 Exhibits

No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 5, as approved by the Extraordinary General Meeting of Shareholders of Mobile TeleSystems OJSC held on October 30, 2006 (English Translation).
2.1

Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.

4.1

Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.

4.2

Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.3

Indenture dated as of January 30, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.4

Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated April 21, 2006 is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.5

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING BHF-Bank Aktiengesellschaft as Arrangers and Lenders, HSBC Bank plc as Facility Agent and ING BHF-Bank Aktiengesellschaft as Hermes Agent dated October 11, 2004 is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.6

Supplement Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc and BHF-Bank Aktiengesellschaft as Arrangers and Lenders, HSBC Bank plc as Facility Agent and BHF-Bank Aktiengesellschaft as Hermes Agent dated April 12, 2005 is incorporated herein by reference to Exhibit 4.48.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.7

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank as Mandated Lead Arrangers and Lenders and ING Bank Deutschland AG as Facility Agent dated November 25, 2005 is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.8

Credit Agreement between OJSC Mobile TeleSystems as Borrower and Citibank, N.A. and ING Bank N.V. as Mandated Lead Arrangers, Citibank International plc and ING Bank N.V. as Lenders and ING Bank N.V. as Facility Agent and Citibank International plc as EKN Agent dated December 14, 2005 is incorporated herein by reference to Exhibit 4.51 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.9

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING Bank Deutschland AG and Commerzbank Aktiengesellschaft as Mandated Lead Arrangers and Lenders and HSBC Bank plc as Facility Agent and BHF-Bank Aktiengesellschaft as Hermes Agent dated October 18 2005, is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.10

Loan Agreement for OJSC Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty’s Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated February 15, 2005 is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.11

Amendment Agreement relating to the Loan Agreement for OJSC Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty’s Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated December 12, 2005 is incorporated herein by reference to Exhibit 4.54.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.12	Facility Agreement OJSC Mobile TeleSystems as Borrower and European Bank for Reconstruction and Development as Lender dated December 8, 2004.
4.13

Amendment and Restatement Agreement between OJSC Mobile TeleSystems as Borrower and European Bank for Reconstruction and Development as Lender dated May 17, 2006 relating to a Facility Agreement dated December 8, 2004.

4.14

MTS license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Urals region, the Republic of Komi, the Udmurt Republic; the Kirov, Kurgan, Orenburg, Perm, Sverdlovsk, Tyumen, and Chelyabinsk oblasts; and the Komi-Permyak, Khanty-Mansyisk, and Yamalo-Nenets autonomous okrugs (English Translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.15

Amendment No. 1 to license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.16

MTS license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Central and Central-Chernozem regions and the Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orlov, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov, and Nizhny Novgorod oblasts (English Translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.17

Amendment No. 1 to license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.18

MTS license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the city of Moscow and the Moscow oblast (English Translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.19

Amendment No. 1 to license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.20

MTS GSM-900 license No. 14663 for the territory of the Komi republic is incorporated herein by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.21

Sibintertelecom GSM-900/1800 license No. 36728 for the provision of mobile radiotelephony services in the public communications network in the territory of Chita region, is incorporated herein by reference to Exhibit 4.28 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.22

MTS license No. 33910 for the provision of mobile radiotelephone communications services in the 900/1800—MHz band in the territories of the Karelia Republic, Nenetsk Autonomous District, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov regions and city of St. Petersburg, is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.23

MTS License No. 33927 for provision of mobile radiotelephone communications services in the 900/1800-MHz band in the territory of the Adygeya Republic, is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.24

MTS License No. 33928 for provision of mobile radiotelephone communications services in the 900/1800-MHz band in the territory of the Krasnodar Krai (English translation), is incorporated herein by reference to Exhibit 4.36 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.

4.25	MTS License No. 29524 for provision of mobile radiotelephone communications services in the 900-MHz band in the Astrakhan Region (English translation).
4.26	MTS License No. 29525 for provision of mobile radiotelephone communications services in the 900/1800-MHz band in the Stavropol Territory (English translation).
4.27	Addendum No. 2 to License No. 29525 (English translation).
4.28	MTS License No. 30255 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Evenkia Autonomous District (English translation).
4.29	Addendum No. 2 to License No. 30255 (English translation).
4.30	MTS License No. 30256 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Kemerovo Region (English translation).
4.31	Addendum No. 2 to License No. 30256 (English translation).
4.32	MTS License No. 30259 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Karachaevo-Cherkesia Republic (English translation).
4.33	Addendum No. 2 to License No. 30259 (English translation).
4.34	Addendum No. 3 to License No. 30259 (English translation).
4.35	MTS License No. 30260 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Dagestan Republic (English translation).
4.36	Addendum No. 2 to License No. 30260 (English translation).
4.37	Addendum No. 3 to License No. 30260 (English translation).
4.38	MTS License No. 30261 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Ingushetia Republic (English translation).
4.39	Addendum No. 2 to License No. 30261 (English translation).
4.40	Addendum No. 3 to License No. 30261 (English translation).
4.41	MTS License No. 30263 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Kalmykia Republic (English translation).
4.42	Addendum No. 2 to License No. 30263 (English translation).

4.43	MTS License No. 30264 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Tyva Republic (English translation).
4.44	Addendum No. 2 to License No. 30264 (English translation).
4.45	MTS License No. 30265 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Altai Republic (English translation).
4.46	Addendum No. 2 to License No. 30265 (English translation).
4.47	MTS License No. 30266 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Severnaya Osetia-Alania Republic (English translation).
4.48	Addendum No. 2 to License No. 30266 (English translation).
4.49	Addendum No. 3 to License No. 30266 (English translation).
4.50	MTS License No. 30267 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Kabardino-Balkar Republic (English translation).
4.51	Addendum No. 2 to License No. 30267 (English translation).
4.52	Addendum No. 3 to License No. 30267 (English translation).
4.53	MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation).
4.54	UMC License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation).
4.55	UMC License No. 120375 for provision of communication services using the CDMA-450 network (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
10.1	Code of Ethics for Senior Officers of Mobile TeleSystems OJSC, as approved by the Board of Directors of Mobile TeleSystems OJSC on May 18, 2006 (English translation).
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: June 25, 2007	By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	President and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OJSC Mobile TeleSystems and Subsidiaries

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of OJSC Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (“the Group”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2007 (June 7, 2007 as to Note 25), expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an adverse opinion on the effectiveness of the Group’s internal control over financial reporting because of a material weakness.

/s/ ZAO Deloitte & Touche CIS

Moscow
May 31, 2007
(June 7, 2007 as to Note 25)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$219,989	$78,284
Short-term investments, including related party amounts of $55,000 and $23,100 (Note 5)	56,047	28,059
Trade receivables, net (Note 6)	298,479	209,320
Accounts receivable, related parties (Note 17)	8,434	7,661
Inventory and spare parts (Note 7)	196,265	156,660
Prepaid expenses	244,680	234,345
Deferred tax assets (Note 14)	141,114	83,336
VAT receivable	339,614	398,021
Other current assets, including assets held for sale of $63,209 and $nil (Note 2)	124,497	89,337
Total current assets	1,629,119	1,285,023
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $1,948,368 and $1,350,783 (Note 8)	5,297,669	4,482,679
LICENSES, net of accumulated amortization of $747,076 and $561,137 (Notes 3 and 22)	405,498	603,116
GOODWILL (Notes 3 and 24)	165,462	155,221
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $680,425 and $505,098 (Notes 3 and 9)	835,916	681,025
DEBT ISSUANCE COSTS, net of accumulated amortization of $48,733 and $23,692 (Note 11)	70,173	74,527
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 19)	141,473	107,959
OTHER INVESTMENTS (Note 20)	3,856	150,000
RESTRICTED CASH (Note 21)	24,779	6,230
Total assets	$8,573,945	$7,545,780

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2006	2005
CURRENT LIABILITIES:
Trade accounts payable	$309,712	$363,723
Accounts payable, related parties (Note 17)	135,256	40,829
Deferred connection fees, current portion (Note 10)	47,528	44,361
Subscriber prepayments and deposits	421,539	344,493
Debt, current portion (Note 11)	147,260	765,881
Capital lease obligation, current portion (Notes 12 and 17)	3,366	2,793
Income tax payable	29,110	7,565
Accrued liabilities (Note 13)	405,728	276,291
Bitel liability (Note 20)	170,000	—
Other payables	50,805	76,890
Total current liabilities	1,720,304	1,922,826
LONG-TERM LIABILITIES:
Notes payable (Note 11)	1,199,178	1,199,052
Debt, net of current portion (Note 11)	1,725,361	879,903
Capital lease obligation, net of current portion (Notes 12 and 17)	3,287	2,928
Deferred connection fees, net of current portion (Note 10)	32,079	57,824
Deferred taxes (Note 14)	86,349	158,414
Other long-term liabilities	10,800	—
Total long-term liabilities	3,057,054	2,298,121
Total liabilities	4,777,358	4,220,947
COMMITMENTS AND CONTINGENCIES (Note 23)
MINORITY INTEREST	44,806	30,744
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2006 and 2005, 776,550,625 and 763,554,870 of which are in the form of ADS, respectively (Note 1))	50,558	50,558
Treasury stock (15,922,129 and 5,400,486 common shares at cost as of December 31, 2006 and 2005)	(114,778)	(5,534)
Additional paid-in capital	571,718	568,104
Unearned compensation (Note 16)	—	(1,210)
Shareholder receivable (Note 11)	—	(7,182)
Accumulated other comprehensive income (Note 2)	89,916	50,614
Retained earnings	3,154,367	2,638,739
Total shareholders’ equity	3,751,781	3,294,089
Total liabilities and shareholders’ equity	$8,573,945	$7,545,780

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2006	2005	2004
NET OPERATING REVENUE
Services revenue and connection fees	$6,287,100	$4,942,288	$3,800,271
Sales of handsets and accessories	97,154	68,730	86,723
	6,384,254	5,011,018	3,886,994
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $113,732, $78,253 and $61,770, respectively)	1,223,715	732,867	481,097
Cost of handsets and accessories	209,260	254,606	218,590
General and administrative expenses (including related party amounts of $13,301, $9,486 and $9,509, respectively) (Note 18)	941,047	758,729	575,296
Provision for doubtful accounts (Note 6)	84,858	50,407	26,459
Other operating expenses	87,822	67,173	29,777
Sales and marketing expenses (including related party amounts of $171,792, $80,146 and $59,113, respectively)	607,835	608,092	460,983
Depreciation and amortization expenses	1,095,981	907,113	675,729
Net operating income	2,133,736	1,632,031	1,419,063
CURRENCY EXCHANGE AND TRANSACTION GAINS	(24,051)	(10,319)	(6,529)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $4,844, $5,440 and $6,801)	(13,055)	(24,828)	(21,792)
Interest expense, net of capitalized interest	177,145	132,474	107,956
Equity in net income of associates (Note 19)	(58,083)	(42,361)	(24,146)
Bitel investment and write off (Note 20)	320,000	—	—
Other expenses/(income), net (including related party amounts of $2,460, $2,070 and $5,303)	65,913	13,211	(9,310)
Total other expenses, net	491,920	78,496	52,708
Income before provision for income taxes and minority interest	1,665,867	1,563,854	1,372,884
PROVISION FOR INCOME TAXES (Note 14)	576,103	410,590	354,664
MINORITY INTEREST	14,026	26,859	30,342
NET INCOME	$1,075,738	$1,126,405	$987,878
Weighted average number of common shares outstanding	1,987,610,121	1,986,819,999	1,984,497,348
Earnings per share, basic and diluted	$0.54	$0.57	$0.50

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in thousands of U.S. Dollars, except share amounts)

					Accumulated
					Other	Additional
	Common Stock		Treasury Stock		Comprehensive	Paid-in	Unearned	Shareholder	Retained
	Shares	Amount	Shares	Amount	Income	Capital	Compensation	Receivable	Earnings	Total
BALANCES, January 1, 2004	$1,993,326,138	$50,558	(9,929,074)	$(10,197)	$7,595	$559,911	$(869)	$(27,610)	$1,144,522	$1,723,910
Receivable from Sistema:
Increases for interest	—	—	—	—	—	1,190	—	(1,190)	—	—
Payments from Sistema	—	—	—	—	—	—	—	10,563	—	10,563
Issuance of stock options (Note 16)	—	—	—	—	—	1,811	(1,811)	—	—	—
Stock options exercised (Note 16)	—	—	2,726,966	2,801	—	1,248	—	—	—	4,049
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	900	—	—	900
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(218,826)	(218,826)
Currency translation adjustment	—	—	—	—	15,361	—	—	—	—	15,361
Change in fair value of interest rate swaps, net of tax	—	—	—	—	(512)	—	—	—	—	(512)
Net income	—	—	—	—	—	—	—	—	987,878	987,878
BALANCES, December 31, 2004	$1,993,326,138	$50,558	(7,202,108)	$(7,396)	$22,444	$564,160	$(1,780)	$(18,237)	$1,913,574	$2,523,323
Receivable from Sistema:
Increases for interest	—	—	—	—	—	643	—	(643)	—	—
Payments from Sistema	—	—	—	—	—	—	—	11,698	—	11,698
Issuance of stock options (Note 16)	—	—	—	—	—	907	(907)	—	—	—
Stock options exercised (Note 16)	—	—	1,801,622	1,862	—	2,394	—	—	—	4,256
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	1,477	—	—	1,477
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(401,240)	(401,240)
Currency translation adjustment	—	—	—	—	24,898	—	—	—	—	24,898
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	3,272	—	—	—	—	3,272
Net income	—	—	—	—	—	—	—	—	1,126,405	1,126,405
BALANCES, December 31, 2005	$1,993,326,138	$50,558	(5,400,486)	$(5,534)	$50,614	$568,104	$(1,210)	$(7,182)	$2,638,739	$3,294,089
Receivable from Sistema:
Increases for interest	—	—	—	—	—	—	—	—	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,182	—	7,182
Stock options exercised (Note 16)	—	—	639,357	655	—	3,149	—	—	—	3,804
Amortization of deferred compensation (Note 16)	—	—	—	—	—	1,675	—	—	—	1,675
Effect of adoption of SFAS 123R (Note 2)	—	—	—	—	—	(1,210)	1,210	—	—	—
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(560,110)	(560,110)
Repurchase of common stock (Note 15)	—	—	(11,161,000)	(109,899)	—	—	—	—	—	(109,899)
Currency translation adjustment	—	—	—	—	41,315	—	—	—	—	41,315
Early termination and change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	(2,013)	—	—	—	—	(2,013)
Net income	—	—	—	—	—	—	—	—	1,075,738	1,075,738
BALANCES, December 31, 2006	$1,993,326,138	$50,558	(15,922,129)	$(114,778)	$89,916	$571,718	$—	$—	$3,154,367	$3,751,781

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,075,738	$1,126,405	$987,878
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14,026	26,859	30,342
Depreciation and amortization	1,095,981	907,113	675,729
Debt issuance cost amortization	25,041	14,347	4,759
Amortization of deferred connection fees	(54,486)	(44,207)	(46,978)
Equity in net income of associates	(58,083)	(42,361)	(24,146)
Inventory obsolescence expense	—	9,112	4,610
Provision for doubtful accounts	84,858	50,407	26,459
Deferred taxes	(133,027)	(64,959)	(76,023)
Bitel liability and investment write off (Note 20)	320,000	—	—
Non-cash expenses associated with stock bonus and stock options	1,675	1,477	900
Changes in operating assets and liabilities:
Increase in accounts receivable	(174,790)	(86,008)	(101,223)
Increase in inventory	(39,312)	(74,557)	(24,179)
Decrease/(increase) in prepaid expenses and other current assets	24,268	(157,400)	(18,571)
Decrease/(increase) in VAT receivable	58,446	(125,186)	(55,044)
Increase in trade accounts payable, accrued liabilities and other current liabilities	149,568	262,568	327,076
Net cash provided by operating activities	2,389,903	1,803,610	1,711,589
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(38,188)	(178,917)	(355,744)
Purchases of property, plant and equipment	(1,449,954)	(1,757,980)	(1,204,400)
Purchases of intangible assets	(272,014)	(423,367)	(154,544)
Purchases of short-term investments	(57,147)	(37,375)	(114,440)
Proceeds from sale of short-term investments	29,159	82,724	286,340
Purchase of other investments	(3,856)	(150,000)	—
Proceeds from investments in and advances to associates	20,000	12,798	(413)
Increase in restricted cash	(18,549)	(6,230)	—
Net cash used in investing activities	(1,790,549)	(2,458,347)	(1,543,201)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	3,804	4,256	4,049
Proceeds from issuance of notes	—	398,944	—
Repurchase of common stock	(109,899)	—	—
Repayment of notes	—	—	(600,000)
Debt issuance cost	(20,686)	(59,163)	(12,039)
Capital lease obligation principal paid	(5,815)	(8,129)	(15,274)
Dividends paid including taxes	(558,848)	(407,210)	(232,662)
Proceeds from loans	1,284,296	1,012,613	1,177,556
Loan principal paid	(1,064,100)	(491,481)	(320,511)
Payments from Sistema	7,182	11,698	9,654
Net cash (used in)/provided by financing activities	(464,066)	461,528	10,773
Effect of exchange rate changes on cash and cash equivalents	6,417	(2,657)	4,613
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	141,705	(195,866)	183,774
CASH AND CASH EQUIVALENTS, beginning of the year	78,284	274,150	90,376
CASH AND CASH EQUIVALENTS, end of the year	219,989	78,284	274,150
SUPPLEMENTAL INFORMATION:
Income taxes paid	$673,410	$588,105	$430,109
Interest paid	$201,352	$145,081	$142,899
Non-cash investing activities:
Additions to network equipment and software under capital lease	$7,561	$4,091	$2,861
Amounts owed for capital expenditures	$214,835	$69,734	$84,258
Additions to network equipment through ING BHF Bank and Commerzbank AG financing	$—	$—	$8,800
Payable related to business acquisition (Note 3)	$—	$23,618	$—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

1.                 DESCRIPTION OF BUSINESS

Business of the Group—OJSC Mobile TeleSystems and its subsidiaries (“MTS” or “the Group”) is one of the leading providers of mobile telecommunications services in the Russian Federation (“RF”, or “Russia”), Ukraine, Uzbekistan and Turkmenistan in terms of the number of subscribers and revenues.

The Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC”, or “the Company”) was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, MTS has continued to grow by applying for Global System for Mobile Communication (“GSM”) licenses in new regions and acquiring existing GSM license holders and operators.

The Group provides a wide range of voice and data mobile telecommunications services, including text messages (“SMS”), picture messages (“MMS”) and other data services. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements.

The Group’s mobile services are currently offered over a GSM network, on which a General Packet Radio Service (“GPRS”) service is also provided. In July 2006, Ukrainian Mobile Communications (“UMC”), MTS’s subsidiary in Ukraine, acquired a new CDMA (Code Division Multiple Access) license, which is a 3G telecommunications standard, ratified by the International Telecommunication Union. UMC plans to render the following services over the 3G network: wireless virtual data transmission services, remote access to corporate mail, high speed access to the Internet, multimedia services (e.g. video on demand). As of December 31, 2006, UMC has not commenced any commercial services under this new license.

The Group is organized by geography of its operations. MTS’s principal mobile operations are located in Russia, Ukraine and other CIS countries. In 2005, the Group’s business was managed by ten Russian macro-regions and foreign subsidiaries. In 2006, the Group established a new Business unit “MTS Russia”, that is responsible for the operational management of all Russian macro-regions; Business unit “UMC”; and Business unit “Foreign subsidiaries” that includes Uzdunrobita in Uzbekistan, Barash Communications Technologies, Inc. in Turkmenistan, and MTS Belarus, equity accounted affiliate of MTS, in Belarus.

MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT.”

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Ownership—As of December 31, 2006 and 2005, MTS’s shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2006	2005
Joint-Stock Financial Corporation “Sistema” (“Sistema”)	32.2%	32.0%
Sistema Holding Limited (“Sistema Holding”)	9.8%	9.7%
Invest-Svyaz, Closed Joint-Stock Company (“Invest-Svyaz”)	8.1%	8.1%
VAST, Limited Liability Company (“VAST”)	3.0%	3.0%
ADS Holders	39.3%	38.4%
Free float, GDR Holders and others	7.6%	8.8%
	100.0%	100.0%

MTS’s share capital comprises 1,977,404,009 and 1,988,565,009 of outstanding common shares as of December 31, 2006 and 2005, respectively. MTS’s wholly-owned subsidiary, Mobile TeleSystems LLC, owned 4,761,129 and 5,400,486 shares in connection with the Group’s management stock option plans. In December 2006, MTS repurchased 11,161,000 of its own common shares representing 2,232,200 ADSs for $110.0 million. As a result, the total shares in treasury stock of the Group comprised 15,922,129 as of December 31, 2006.

Sistema owned 100% of Sistema Holding, Invest-Svyaz, and VAST, which collectively resulted in Sistema’s effective ownership in MTS of 53.1% and 52.8% (or 1,050,165,886 of common shares) as of December 31, 2006 and 2005, respectively.

Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of MTS’s shares effectively held by Sistema.

Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADS, representing 345,244,080 common shares. Subsequently, due to trading of shares on the open market and the repurchase of 2,232,200 ADS by MTS during 2006 the number of ADS changed to 155,310,125 and 152,710,974 (representing underlying ownership of 776,550,625 and 763,554,870 shares) as of December 31, 2006 and 2005, respectively.

Since 2003, common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange (“MICEX”).

The following table summarizes the Group’s declared cash dividends for the years ended December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004
Dividends declared	$561,629	$402,600	$220,000
Dividends, U.S. Dollars per ADS	1.4	1.01	2.2
Dividends, U.S. Dollars per share	0.282	0.202	0.110

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

As at December 31, 2006, dividends payable of $1.3 million are outstanding.

On July 1, 2005, the Company completed a merger of eight of its wholly-owned subsidiaries in Russia. These subsidiaries were Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900 (“UDN-900”), Dontelecom, MTS-Barnaul, MTS-Nizhniy Novgorod (“MTS-NN”), Telecom-900 and Amur Cellular Communication (“ACC”).

On April 1, 2006, the Company completed a further merger of nine of its wholly-owned subsidiaries in Russia which were Gorizont-RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications (“TSS”), BM Telecom, Far East Cellular Systems-900 (“FECS-900”), Siberia Cellular Systems-900 (“SCS-900”) and Uraltel.

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting principles—MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation, in Ukrainian hryvnias for UMC, Uzbek som for Uzdunrobita , U.S. Dollars for Barash Communications Technologies, Inc. (“BCTI”) and Turkmenian manat for the branch of BCTI in Turkmenistan based on respective local accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS’s financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are expressed in terms of U.S. Dollars.

The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting and depreciation and valuation of property, plant and equipment, intangible assets and investments.

Basis of consolidation—Wholly-owned subsidiaries and majority-owned subsidiaries where the Group has operating and financial control are consolidated. Those ventures where the Group exercises significant influence, but does not have operating and financial control are accounted for using the equity method. All intercompany accounts and transactions are eliminated upon consolidation. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated balance sheets. The Group’s share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 19. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

As of December 31, 2006 and 2005, the Company had investments in the following significant legal entities:

	Accounting	December 31,
	Method	2006	2005
Russia
Primtelefon	Consolidated	100.0%	100.0%
ReCom	Consolidated	100.0%	100.0%
Volgograd Mobile	Consolidated	100.0%	100.0%
Astrakhan Mobile	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
Mar Mobile GSM	Consolidated	100.0%	100.0%
Novitel	Consolidated	100.0%	100.0%
MTS-Kostroma	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
Telesot Alania	Consolidated	100.0%	100.0%
MSS	Consolidated	91.0%	91.0%
Sweet-Com	Consolidated	74.9%	74.9%
Dagtelecom	Consolidated	74.99%	—
MTS-RTK(1)	Merged / Consolidated	—	100.0%
SCS-900(1)	Merged / Consolidated	—	100.0%
FECS-900(1)	Merged / Consolidated	—	100.0%
Uraltel(1)	Merged / Consolidated	—	100.0%
BM Telecom(1)	Merged / Consolidated	—	100.0%
Sibchallenge(1)	Merged / Consolidated	—	100.0%
TSS(1)	Merged / Consolidated	—	100.0%
TAIF Telcom(1)	Merged / Consolidated	—	100.0%
Gorizont-RT(1)	Merged / Consolidated	—	100.0%
Ukraine
UMC	Consolidated	100.0%	100.0%
Other countries
MTS Finance(2)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	74.0%	74.0%
BCTI	Consolidated	100.0%	100.0%
MTS Bermuda Ltd.(3)	Consolidated	100.0%	—
MTS Belarus	Equity	49.0%	49.0%

(1)                 Represents wholly-owned entities merged with MTS OJSC on April 1, 2006.

(2)                 Represents beneficial ownership.

(3)                 A wholly-owned subsidiary in Bermuda established to repurchase the Group’s ADSs (Note 1).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Translation methodology—Management believes that, based on the currencies of the primary economic environments in which the entities and macro-regions operate, the appropriate functional currencies for the Group’s entities in 2006, 2005 and 2004 are the following:

•       for Russian business—U.S. Dollar, except for the macro-region (“MR”) South (which includes the former subsidiary Kuban-GSM and other regions located in the South of Russia) where the functional currency is the Russian ruble;

•       for UMC—Ukrainian hryvnia;

•       for Turkmen branch of BCTI—Turkmenian manat; and

•       for other entities—U.S. Dollar.

Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus maintain their records and prepare their financial statements in the local currency, either Russian ruble, Ukrainian hryvnia, Uzbek som, Turkmenian manat or Belarussian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

The Group has selected the U.S. Dollar as its reporting currency. Remeasurement of financial statements into functional currencies and translation of financial statements into U.S. Dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”:

•       For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at historical rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations;

•       For MR South, UMC, and for the Turkmen branch of BCTI where the functional currency is other than the reporting currency, the Russian ruble, Ukrainian hryvnia and Turkmenian manat, respectively, all year-end balance sheet items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at period average exchange rate. In addition, a “new cost basis” for all non-monetary assets of MR South has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. Cumulative translation adjustments related to the use of local currency as the functional currency of $41,315, $24,898 and $15,361 were recorded directly in the consolidated statement of shareholders’ equity for the years ended December 31, 2006, 2005 and 2004, respectively.

Management estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangible assets and other long-lived assets, valuation allowances on deferred tax asset accruals, and valuation of financial instruments.

Cash and cash equivalents—Cash represents cash on hand and in MTS’s bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

Short-term investments—Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Allowance for doubtful accounts—MTS provides an allowance for doubtful accounts based on management’s periodic review for recoverability of accounts receivable from customers and other receivables.

Prepaid expenses—Prepaid expenses are primarily comprised of advance payments made to vendors for inventory and services.

Inventory—Inventory mainly consists of handsets and accessories held for sale, spare parts, to be used for equipment maintenance within the next twelve months, advertising materials, and other inventory items. Inventory is stated at the lower of cost or market value.

Prior to January 1, 2006, inventory cost was determined using the first-in, first-out, or FIFO method. Starting from January 1, 2006, the Group changed its method of accounting for inventory cost from FIFO to the weighted average cost (“WAC”) method. The primary purpose for the change was to ensure a better comparability of the Group’s financial statements with those of other wireless operators as the WAC method is widely used throughout the industry. The effect of the change in accounting policy was not significant to the Group’s consolidated financial position, results of operations and cash flows and is not expected to be in the future.

Handsets and accessories held for sale are expensed when sold. The Group periodically assesses its inventories for obsolete and slow-moving stock.

Value-added tax (“VAT”)—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

Assets held for sale—In 2006, management of the Group decided to discontinue using certain telecommunication equipment in Russian regions in accordance with Group’s network development strategy. This equipment had a net book value of approximately $63.2 million as of December 31, 2006. The Company has negotiated with a third party to sell this equipment during the year ended December 31, 2007, at net book value. Accordingly, this equipment has been classified as a current asset in the Group’s financial statements as of December 31, 2006.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

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

Interest expense incurred during the construction phase of MTS network under development is capitalized as part of property, plant and equipment until the relevant projects are completed and placed into service.

As a result of the financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles in 2004, MTS corrected its accounting practices for leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

These corrections resulted in a cumulative charge to net income of $34.9 million, net of income tax, in the fourth quarter of 2004, of which $21.5 million related to the years 1998 through 2003. The net cumulative charge is comprised of a $44.5 million increase in depreciation expense related primarily to depreciation of capitalized leasehold improvement expenses for base stations; a decrease of $1.4 million in the equity net income from MTS Belarus also related to depreciation of capitalized leasehold improvement expenses for base station sites; and an increase of $11.0 million related to an additional deferred tax benefit due to the change in accounting base for property, plant and equipment.

All components of the net charge were non-cash and did not impact historical or future cash flows or the timing of payments under the related leases.

Asset retirement obligations—In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”, the Group calculates an asset retirement obligation and an associated asset retirement cost when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group’s obligations under SFAS No. 143 relate primarily to the cost of removing its equipment from sites. As of December 31, 2006 and 2005, the estimated asset retirement obligations were not significant to the Group’s consolidated financial position and results of operations.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, which refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation No. 47 was effective for the Group beginning January 1, 2006. The adoption of this Interpretation did not have a material impact on its consolidated financial position and results of operations.

License costs—License costs are capitalized as a result of (a) the purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

The current operating licenses of the Group do not provide for automatic renewal upon expiration. As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over three to ten years starting from the date such license becomes commercially operational.

Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group’s charter capital. Telephone numbering capacity with a finite contractual life is being amortized over the contract period which varies from five to ten years and the rights to use premises are being amortized over five to fifteen years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

Software and other intangible assets are amortized over three to fifteen years. Customer bases acquired after January 1, 2005, are amortized over their estimated average subscriber life, being from 32 to 60 months. In 2004 the average subscriber life ranged from 20 to 76 months. The effect of the change in this estimate in 2006 and 2005 was not material. Rights to use radio frequencies are amortized over the period of their contractual life, being from two to fifteen years. All finite-life intangible assets are amortized using the straight-line method.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the consolidated financial statements
for the years ended December 31, 2006, 2005 and 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Goodwill represents an excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

Leasing arrangements—The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Entities of the Group lease operating facilities, which include switches, base stations and other cellular network equipment. The Group also leases premises and other sites to install base stations equipment ant towers. Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Investments impairment—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. During the year ended December 31, 2006, the Group’s investment in Bitel LLC (“Bitel”) of $150 million was written down to $nil (Note 20). For the two years ended December 31, 2005 and 2004, no impairment of investments occurred.

Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. No impairment of long-lived assets occurred during the three years ended December 31, 2006.

Subscriber prepayments—MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of services provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Treasury stock—Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduced the shareholders’ equity in the Group’s consolidated financial statements.

Revenue recognition—The Group records its revenues net of VAT. Revenues are recognized only when all of the following conditions have been met: (i) there is pervasive evidence of an arrangement; (ii) delivery of services and goods has occurred; (iii) the fees are fixed and determinable; and (iv) collectibility of the fees is reasonably assured.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the consolidated financial statements
for the years ended December 31, 2006, 2005 and 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

MTS categorizes its revenue sources in the statements of operations as follows:

•       Service revenue and connection fees: (a) usage charges; (b) subscription fees; (c) value added service fees; (d) fees for connecting users of other operators’ fixed line and wireless networks to MTS’s network (“interconnect fees”); (e) roaming fees charged to other operators for guest roamers utilizing MTS’s network; (f) connection fees; and

•       Sales of handsets and accessories.

Usage charges—Usage charges consist of fees determined based on airtime used by a subscriber, the destination of the call and the service utilized, and access charges. MTS recognizes revenues related to usage charges and access charges in the period when services are rendered.

Subscription fees—MTS recognizes revenues related to the monthly network subscription fees in the month when the service is provided to the subscriber.

Value added service fees—Value added service fees are determined based on the usage of airtime or the volume of data transmitted for value added services, such as short message services (“SMS”), including content services via SMS, internet usage and data services. The Group evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent” in determining whether it is appropriate to record the gross amount of services provided and related costs or the net amount earned as commissions. Revenue is recorded gross when MTS is primarily obligated in a transaction, has latitude in establishing prices and selecting suppliers of services, or has several but not all of these indicators.

Roaming fees—MTS charges roaming per-minute fees to other wireless operators for non-MTS subscribers utilizing MTS’s network. MTS recognizes such revenues when the services are provided.

Interconnect fees—MTS recognizes interconnect fees for incoming calls to customers from fixed line or wireless networks owed by other operators in the month when services to the customer are actually provided.

Effective July 1, 2006, an amendment to the RF Federal Law on Communications implemented the “calling party pays”, or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Previously, MTS charged subscribers in Russia for incoming calls. Under the new system, MTS charges the telecommunication operators of the calling party for incoming calls, and, in its turn, MTS pays other operators for the outgoing calls of its subscribers.

Connection fees—MTS defers the initial connection fees on its prepaid and postpaid tariff plans from the moment of initial signing of the contract with subscribers and activation of value added services over the estimated average subscriber life. Following management analysis of the subscriber base in the regions where the Group operates, effective January 1, 2004, average subscriber lives were changed. From January 1, 2004, the Group calculates an average expected term of the subscriber relationship for each region and amortizes regional connection fees accordingly. The average expected subscriber life ranged from 20 to 76 months in 2004, and from 12 to 60 months in 2005 and 2006. The effect of the change in this estimate was approximately $8.5 million, net of income tax or $0.004 per share, in 2004, and not material in 2005 and 2006.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the consolidated financial statements
for the years ended December 31, 2006, 2005 and 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Sales of handsets and accessories—MTS sells wireless handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of wireless handsets and accessories when the products are delivered to and accepted by the customer, as it is considered to be a separate earnings process from the sale of wireless services in accordance with “EITF” Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. The costs of wireless handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when the associated revenue is recognized.

Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both accounts receivable and revenue. However, if the sales incentive is a free product or service delivered at the time of sale, the fair value of the free product or service is classified as an expense. In particular, in Ukraine, MTS sells handsets at prices below cost to contract subscribers. Such subsidies are recognized in the cost of equipment when the sale is recorded.

Prepaid phone cards—MTS sells prepaid phone cards to subscribers, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and value-added services. The Group recognizes revenue from the services in the month when the services were actually rendered. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer uses the airtime or the card expires.

Cost of services—Expenses incurred by MTS in connection with the provision of wireless communication services mainly relate to interconnect and line rental costs, roaming expenses and costs of handsets and accessories sold.

Calls made by MTS subscribers from areas outside of the territories covered by the Group’s licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with the subscriber, being a primary obligor in providing the services, bearing the credit risk and having latitude in establishing roaming prices. MTS charges its subscribers for roaming fees paid to other networks based on the Group’s existing tariffs and records such roaming fees as service revenues at the time the services are performed.

Taxation—Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that these assets will not be realized.

Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers’ commissions and advertising costs. Dealers’ commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004, were $321,451, $248,610 and $159,035.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. The capitalized interest costs for the years ended December 31, 2006, 2005 and 2004 were $70,274, $54,229 and $33,209, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expenses net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2006, 2005 and 2004, were $138,977, $110,422 and $97,092, respectively.

Government Pension Fund—The Group contributes to the local state pension and social funds, on behalf of all its employees.

In Russia, starting from 2001, all social contributions, including contributions to the pension fund, were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 2% of the annual gross remuneration of each employee, that was changed, starting January 1, 2005, to a rate from 26% to 2%. The UST is allocated to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 2% (from 20% to 2% starting January 1, 2005), depending on the annual gross salary of each employee. These contributions are expensed as incurred. The amount of UST paid by the Group in Russia amounted to $35.8 million, $35.3 million and $33.7 million in 2006, 2005 and 2004, respectively.

In Ukraine, Uzbekistan and Turkmenistan the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in the Ukraine amounted to $9.1 million, $6.6 million and $2.9 million in 2006, 2005 and 2004 years, respectively. Amounts contributed to the pension funds in Uzbekistan and Turkmenistan were not significant.

The Group does not participate in any pension funds other then described above.

Earnings per share—Basic earnings per shares (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees. There are 1,435,001, 3,187,240 and 3,530,970 stock options outstanding as at December 31, 2006, 2005 and 2004, respectively.

The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group’s net income:

	December 31,
	2006	2005	2004
Weighted average number of common shares outstanding	1,987,610,121	1,986,819,999	1,984,497,348
Dilutive effect of stock options, as if exercised	35,894	290,040	1,168,573
Weighted average number of common shares and potential shares outstanding	1,987,646,015	1,987,110,039	1,985,665,921

Financial instruments and hedging activities—From time to time in its acquisitions, the Group uses financial instruments, consisting of put and call options on all or part of the minority stakes of acquired companies, to defer payment of the purchase price and provide optimal acquisition structuring. These put

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

and call options qualify as freestanding financial instruments and are accounted in accordance with the provisions of SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”. Put and call options for the acquisitions of Dagtelecom and Uzdunrobita minority interests are measured initially and subsequently at fair value. See also Note 3 “Businesses acquired” and Note 20 “Other investments”.

From time to time the Group enters into variable-to-fixed interest rate swap agreement to manage its exposure to variability in expected future cash flows of its variable-rate long term debt, which is caused by interest rate fluctuations.

The Group accounts for these swaps in accordance with the provisions of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” All derivatives are recorded as either assets or liabilities in the consolidated balance sheets and measured at their respective fair values.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

The Group’s interest rate swap agreements are designated as cash flow hedges and the hedging relationship qualifies for hedge accounting. Accordingly, the effective portion of the change in the fair value of interest rate swap agreements is recorded in other comprehensive income and reclassified to interest expense in the same period that the related cash flows of the hedged transaction affect the interest expense.

At the inception of the hedge, and on a quarterly basis, the Group performs an analysis to assess whether changes in the cash flows of its interest rate swap agreements are deemed highly effective in offsetting changes in the cash flows of the hedged debt. If at any time the correlation assessment indicates that the interest rate swap agreements are no longer effective as a hedge, the Group discontinues hedge accounting and all subsequent changes in fair value are recorded in net income.

The Group does not use financial instruments for trading purposes.

Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, derivative financial instruments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. As of December 31, 2006, the $400 million Notes due in 2008 had a fair value of 106.2% or $425 million, the $400 million Notes due in 2010 had a fair value of 106.7% or $427 million and the $400 million Notes due in 2012 had a fair value of 106.7% or $427 million. As of December 31, 2006, the fair value of other fixed rate debt including capital lease obligations approximated its carrying value. The fair value of variable rate debt approximates its carrying value.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is the reconciliation of total comprehensive income, net of tax for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Net income	$1,075,738	$1,126,405	$987,878
Translation adjustment	41,315	24,898	15,361
Early termination and change in fair value of interest rate swaps, net of tax of $794, $1,033 and $123	(2,013)	3,272	(512)
Total comprehensive income	$1,115,040	$1,154,575	$1,002,727

Stock-based compensation—Prior to December 31, 2005, MTS accounted for stock options issued to employees under the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees, Compensation” (“APB No.25”), as permitted by FASB Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS No.123”) and SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment to FASB Statement No. 123”. Under the requirements of these statements, the Group elected to use the intrinsic value of options on the measurement date as a method of accounting for compensation to employees. According to the terms of the option plan, the exercise price of the options equaled the average market share price during the hundred day period preceding the grant date. The difference in the exercise price of the option and market price at the date of grant was shown as unearned compensation in the consolidated statements of changes in shareholders’ equity and was amortized to expense over the vesting period of two years.

Effective from January 1, 2006, MTS adopted the provisions of FASB Statement No. 123R “Share based payments” (SFAS No. 123R), using the modified-prospective-application transition method. Under this transition method, the compensation cost of $1.7 million recognized in 2006 includes the compensation cost for all share-based awards granted prior to, but not yet vested as of December 31, 2006, determined based on the grant date fair value estimated in accordance with the original requirements of SFAS No. 123, using the same assumptions and taken into account the estimated forfeitures. The Group’s consolidated financial statements for the periods prior to 2006 have not been restated, in accordance with SFAS No. 123R. Total compensation costs of $1.5 million and $0.9 million were recognized during the years ended December 31, 2005 and 2004, respectively. The effect from forfeitures comprised $0.3 million and $1.1 million the years ended December 31, 2005 and 2004, respectively. The effect of the estimated forfeitures upon adoption of SFAS No. 123R is not significant.

As a result of adopting SFAS No. 123R, the Group’s net income for the year ended December 31, 2006, is $1.5 million lower than if it had continued to account for share-based compensation under APB No. 25.

The reported basic and diluted earnings per share of $0.63 for the year ended December 31, 2006, would not have changed significantly if the Group had not adopted SFAS No. 123R.

As of December 31, 2006, there is $0.7 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This amount is expected to be recognized over a weighted-average period of 0.54 years.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

If the Group had recognized compensation costs following the provisions of the SFAS No. 123 in the years ended December 31, 2004 and 2005, net income and earning per share amounts would have been as follows:

	December 31,
	2005	2004
Net income as reported	$1,126,405	$987,878
Add: Stock-based compensation included in reported net income, net of related tax effects	1,175	900
Less: Pro forma stock-based compensation under SFAS No.123, net of related tax effects	(2,891)	(1,978)
Pro-forma net income	$1,124,689	$986,800
Earnings per share—basic and diluted
As reported	$0.57	$0.50
Pro-forma	$0.57	$0.50

Comparative information—Certain prior year amounts have been reclassified to conform to the current period presentation.

New and recently adopted accounting pronouncements—In February 2006, the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statement No. 133 and 140” (“SFAS No 155”). SFAS No 155 addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets and permits the remeasurement to fair value for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, requires the evaluation of interests in securitized assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument, and clarifies certain other derivatives classification issues. This statement is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event after the beginning of an entity’s fiscal year that starts after September 15, 2006, and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN No. 48”) which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including the detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. The Group adopted FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not have a material impact on the Group’s financial position, results of operations and cash flows.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

In September 2006, the FASB issued FASB Statement No. 157, “Fair value measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements of fair value measurement. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurement, and accordingly, does not require any fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect the adoption of SFAS No. 157 to have a material impact on the Group’s financial position, results of operations and cash flows.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Group’s financial position, results of operations and cash flows.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment of FASB Statement No. 115”(“SFAS No.159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No.159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (1) makes that choice in the first 120 days of that fiscal year, (2) has not yet issued financial statements, and (3) elects to apply the provisions of SFAS No.157. The Group is currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, its adoption will have on the Group’s financial statements.

3.                 BUSINESSES ACQUIRED

Dagtelecom acquisition—In July 2006, MTS acquired a 74.99% controlling stake in Dagtelecom for a cash consideration of $14.7 million. In conjunction with this acquisition, the Group entered into a put and call option agreement to buy the remaining stake at fair market value within an exercise period commencing from September 1, 2009 and ending in July 2021, for the put option, and from 2009 to 2010 for the call option. The fair values of the option was $nil at December 31, 2006. Dagtelecom is a GSM-900 mobile services provider in the Republic of Dagestan, a region in the South of Russia with a population of 2.6 million. Dagtelecom’s customer base at the date of acquisition was approximately 170,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$605
Non-current assets	12,747
Customer base cost	1,785
Goodwill	12,574
Current liabilities	(7,610)
Non-current liabilities	(5,086)
Deferred taxes	(392)
Minority interest	77
Purchase price	$14,700

Goodwill is mainly attributable to the economic potential of the macro-region South, where Dagtelecom is located. Goodwill is not deductible for income tax purposes.

The customer base is amortized over the estimated average subscriber’s life of approximately 60 months.

ReCom acquisition—In December 2005, MTS purchased the remaining 46.1% stake in ReCom for $110.0 million. Previously MTS owned 53.9% of ReCom. As a result of the transaction, MTS’ ownership in the subsidiary increased to 100%. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased the recorded license costs by $43.9 million, the customer base costs by $15.0 million and resulted in recognition of goodwill of $16.2 million.

Goodwill is mainly attributable to the economic potential of the market given the low regional penetration level as of the date of acquisition. Goodwill is not deductible for income tax purposes. License costs are amortized over the remaining contractual terms of the licenses of approximately 3 to 8 years and the customer base is amortized over the average subscriber’s life of approximately 60 months.

BCTI acquisition—In June 2005, MTS entered into an agreement to acquire 100% of the outstanding stock of BCTI, which is a leading cellular operator in Turkmenistan with a customer base of approximately 59,100 subscribers (unaudited). BCTI holds a license to provide GSM-900/1800 services for the whole territory of Turkmenistan and a license for the provision of AMPS services. The agreement provided for the acquisition of a 51% stake and included a forward commitment to complete the acquisition of the remaining 49% stake within eight months from the date of the original agreement subject to certain conditions.

MTS acquired the 51% stake in BCTI for a cash consideration of $28.2 million, including a finder’s fee of $2.5 million. The Group accounted for the purchase of the remaining 49% stake in BCTI as a financing of the minority interest and, consequently, consolidated 100% of the subsidiary starting from June 30, 2005. In November 2005, MTS completed the acquisition of the remaining 49% stake in BCTI for a cash consideration of $18.5 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

This acquisition was accounted for using the purchase method of accounting. Total purchase price amounted to $46.7 million. The purchase price allocation for the acquisition was as follows:

Current assets	$7,808
Non-current assets	3,804
License costs	50,503
Deferred taxes	(10,862)
Current liabilities	(4,566)
Purchase price	$46,687

License costs are amortized over the remaining contractual terms of the licenses of approximately 4 years. In accordance with certain provisions of the license agreement with the Government of Turkmenistan, the Group shares the net profit derived from the operations of the BCTI branch located in Turkmenistan. The amount of shared net profit is calculated based on the financial statements prepared in accordance with local generally accepted accounting principles subject to certain adjustments. The Group shared 49% of the net profit since the date of acquisition up to December 21, 2005, and 20% of the net profit commencing December 21, 2005.

Gorizont-RT acquisition—In December 2004, MTS acquired a 76.0% stake in Gorizont-RT, a mobile phone operator in the Republic of Sakha (Yakutia) in the Far East of Russia, for a cash consideration of $53.2 million. Gorizont-RT holds licenses to provide GSM-900/1800 services in the Republic of Sakha (Yakutia). The Gorizont-RT’s customer base as at the date of acquisition was approximately 100,000 subscribers (unaudited). MTS has consolidated the financial results of Gorizont-RT since the date of acquisition.

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,820
Non-current assets	17,501
License costs	26,362
Customer base cost	1,050
Trademark	153
Goodwill	20,214
Current liabilities	(4,949)
Non-current liabilities	(529)
Deferred taxes	(6,814)
Minority interest	(3,604)
Purchase price	$53,204

Goodwill is mainly attributable to the economic potential of the market given the low regional penetration level as of the date of acquisition. Goodwill is not deductible for income tax purposes. License costs are amortized over the remaining contractual terms of the licenses of approximately 10 years and the customer base is amortized over the average subscriber’s life of approximately 60 months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

In June 2005, MTS acquired the remaining 24.0% stake in Gorizont-RT, increasing its ownership to 100%. The purchase price paid was $13.5 million. The allocation of purchase price increased the recorded license costs by $7.5 million.

Telesot Alania acquisition—In December 2004, MTS purchased a 52.5% stake in Telesot Alania, a GSM mobile phone operator in the Republic of North Ossetia located in the South of Russia, for a cash consideration of $6.2 million. Telesot Alania holds a license to provide GSM-900/1800 services in the Republic of North Ossetia. MTS has consolidated the financial results of Telesot Alania since the date of acquisition, Telesot Alania’s customer base as at the date of acquisition was approximately 54,000 subscribers (unaudited). In December 2005, MTS acquired the remaining 47.5% stake in Telesot Alania, increasing its ownership in the company to 100%. In accordance with the purchase agreement the purchase price amounted to $32.6 million, from which $9.0 million was paid in 2005, and the remaining $23.6 million was paid during 2006.

The acquisition was accounted for using the purchase method of accounting. The final purchase price allocation was as follows:

Current assets	$2,229
Non-current assets	5,508
License costs	8,706
Customer base cost	90
Goodwill	23,967
Current liabilities	(767)
Deferred taxes	(887)
Purchase price	$38,846

The purchase price allocation was completed in 2006. The adjustment to the preliminary purchase price allocation made as of the date of the acquisition in 2005 resulted in a reduction of goodwill and increase of license cost of $2.3 million.

License costs are amortized over the remaining contractual terms of the license of approximately 2 years and the customer base is amortized over the average subscriber’s life of approximately 60 months.

Goodwill is mainly attributable to the economic potential of the market in the macro-region “South” where the company is located. Goodwill is not deductible for income tax purposes.

Sibintertelecom acquisition—In November 2004, MTS acquired a 93.53% stake in Sibintertelecom, a mobile phone operator in Chita region and Aginsk-Buryatsk District in the Far East of Russia, for a cash consideration of $37.4 million. Sibintertelecom holds licenses to provide GSM-900 services in the Chita region and the Aginsk-Buryatsk District in the Far East of Russia. MTS has consolidated the financial results of Sibintertelecom since the date of acquisition. The company’s customer base as at the date of acquisition was approximately 100,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$5,939
Non-current assets	6,966
License costs	29,555
Customer base cost	1,488
Trademark	465
Goodwill	10,376
Current liabilities	(9,523)
Deferred taxes	(7,668)
Minority interest	(190)
Purchase price	$37,408

Goodwill is mainly attributable to the economic potential of the market given the low regional penetration level as of the date of acquisition. Goodwill is not deductible for income tax purposes. License costs are amortized over the remaining contractual terms of the licenses of approximately 5 years for the Chita region and 7 years for the Aginsk-Buryatsk District and the customer base is amortized over the average subscriber’s life of approximately 44 months.

In December 2005, MTS acquired the remaining 6.47% stake in Sibintertelecom, which resulted in an increase of MTS ownership in Sibintertelecom to 100.0%. The amount paid for the stake amounted to $2.8 million. The allocation of purchase price increased recorded the license costs by $1.4 million.

TAIF Telcom acquisition—In September 2004, MTS exercised its option to acquire the 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom for a cash consideration of $63.0 million, increasing its ownership to 100%. The Group received title to the acquired shares in October 2004.

The purchase price allocation increased the license costs by $35.8 million, the acquired customer base by $4.2 million, with goodwill of $21.2 million being recorded. Goodwill is mainly attributable to the economic potential of the market. Goodwill is not deductible for income tax purposes. On April 1, 2006, TAIF Telcom was merged with MTS OJSC.

Uzdunrobita acquisition—In July 2004, MTS entered into an agreement to acquire 74% of the Uzbekistan mobile operator JV Uzdunrobita (“Uzdunrobita”) for a cash consideration of $126.4 million, including transaction costs of $5.4 million. The acquisition was completed on August 1, 2004, and, starting from this date, Uzdunrobita’s financial results have been consolidated by the Group. Uzdunrobita holds licenses to provide GSM-1800 mobile communication services on the whole territory of Uzbekistan, which has a population of approximately 25.2 million. Uzdunrobita’s customer base as of the date of acquisition was approximately 230,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

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

Goodwill is mainly attributable to the economic potential of the market given the low penetration level as of the date of acquisition. Goodwill is not deductible for income tax purposes. License costs are amortized over the remaining contractual terms of the licenses of approximately 12 years and the customer base is amortized over the average remaining subscriber’s life of approximately 39 months.

MTS also entered into call and put option agreements with the existing shareholders of Uzdunrobita to acquire the remaining 26% common shares of the company. The exercise period for the call and put option was 48 months from the acquisition date. The fair value of the option was $5.9 million at December 31, 2005, and was included in other current assets in the accompanying consolidated balance sheet.

In August 2006, MTS signed an amendment to the call and put option agreement, which eliminates the call option and extends the exercise period to July 2008. The purchase price under the put option will be determined by an international investment bank to be selected jointly by both parties within 10 days of the date of service of a put notice. These changes were made in accordance with the wishes of all parties to maintain and develop a mutually beneficial partnership as demonstrated by the strong results of Uzdunrobita.

The amendment of the agreement has resulted in the decrease of the fair value of the option to $nil as at December 31, 2006, and recognition of an interest expense of $5.9 million for the year ended December 31, 2006.

Primtelefon acquisition—In June 2004, MTS purchased 50% of a Far-Eastern operator, CJSC Primtelefon (“Primtelefon”), for a cash consideration of $31 million, increasing its effective ownership to 100%, as 50.0% of Primtelefon’s shares were controlled through Vostok Mobile, a wholly-owned subsidiary of MTS. MTS has consolidated the financial results of Primtelefon since the date of acquisition of the second stake. Primtelefon holds licenses to provide GSM 900/1800 mobile cellular communications in the Far East region of Russia. The company’s subscriber base as of the date of acquisition of the controlling stake was approximately 216,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$11,041
Non-current assets	16,809
License costs	21,891
Current liabilities	(7,488)
Non-current liabilities	(5,671)
Deferred taxes	(5,582)
Purchase price	$31,000

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 7 years and the customer base is amortized over the average remaining subscriber’s life of approximately 41 months.

Acquisitions of various regional companies—In December 2005, MTS acquired an additional 74% stake in MTS-Tver for $1.4 million. As a result of the transaction, MTS’s ownership in the company increased to 100%. The acquisition was accounted for using the purchase method.

In February 2005, MTS completed the acquisition of 74.9% stake in Sweet-Com LLC for a cash consideration of $2.0 million. Sweet-Com LLC is the holder of 3.5GHz radio frequency allocation for the Moscow region. The company is providing wide-band radio access services for the “last mile” based on Radio-Ethernet technology. The acquisition was accounted for using the purchase method. As the result of the purchase price allocation, license costs increased by $2.4 million.

In February 2005, MTS acquired a 74.0% stake in MTS-Komi Republic, increasing its ownership to 100.0%. The consideration paid under the transaction amounted to $1.2 million. The acquisition was accounted for using the purchase method.

In August 2004, MTS acquired the remaining 50% stakes in Astrakhan Mobile and Volgograd Mobile, increasing its ownership to 100.0%. The acquisition price was paid in cash and amounted to $1.1 million and $2.9 million, respectively. The results of both companies have been consolidated by the Group since the date of acquisition. Astrakhan Mobile holds 800/1800 MHz license covering the Astrakhan region (population of approximately 1 million) and Volgograd Mobile holds 800/1800 MHz license covering the Volgograd region (population of approximately 2.7 million). As of July 31, 2004, the two companies provided AMPS/DAMPS services to approximately 10,000 subscribers (unaudited). The acquisition was accounted for using the purchase method. The allocation of purchase price for the first and second stakes in both companies resulted in an increase in license costs by $16.5 million.

In August 2004, MTS acquired from OJSC Volgatelecom the remaining 49% stake in UDN-900 for $6.4 million in cash. This acquisition increased MTS’s ownership in UDN to 100%. The allocation of the purchase price increased recorded license costs by $0.3 million. On July 1, 2005, UDN was merged with MTS OJSC. UDN-900 provides GSM 900 services under the MTS brand in the Udmurtia Republic. UDN’s subscriber base as of July 31, 2004, was 219,760 (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

In April 2004, MTS acquired from OJSC Sibirtelecom an additional 7.5% stake in MSS, a company which operates in the Omsk region, for $2.2 million in cash. This acquisition increased MTS’s ownership in MSS to 91.0%. The acquisition was accounted for using the purchase method. The allocation of purchase price increased recorded license costs by $1.1 million.

In April and May of 2004, MTS acquired the remaining stakes in the following subsidiaries:

35.0% of MTS-NN (a service provider in Nizhny Novgorod) for $0.5 million, and

49.0% of Novitel (handsets dealer in Moscow) for $1.3 million.

Both acquisitions increased MTS’ share in the respective companies to 100%. The acquisitions were accounted for using the purchase method. The allocation of purchase price increased recorded goodwill by $1.8 million. Goodwill is not deductible for income tax purposes.

If the additions of Dagtelecom had occurred of January 1, 2005, the effect on the Group’s revenue, net income and earnings per share would not be significant.

4.                 CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2006 and 2005, comprised the following:

	December 31,
	2006	2005
Ruble current accounts	$92,626	$46,119
Ruble deposit accounts	13,292	6,775
U.S. Dollar current accounts	8,445	4,599
U.S. Dollar deposit accounts	37,601	751
Hryvnia current accounts	14,931	4,540
Hryvnia deposit accounts	5,941	—
Uzbek som current accounts	1,816	920
Uzbek som deposit accounts	35,513	3,812
Turkmenian manat current accounts	7,441	10,651
Current accounts in other currencies	2,383	117
Total cash and cash equivalents	$219,989	$78,284

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

5.                 SHORT-TERM INVESTMENTS

Short-term investments, consisting of deposits denominated in U.S. Dollars, as of December 31, 2006, comprised the following:

	Annual interest rate	Maturity Date	December 31, 2006
OJSC Moscow Bank of Reconstruction and Development	7.5%	March, 2007	$42,700
OJSC Moscow Bank of Reconstruction and Development	7.5%	February, 2007	12,300
Other			1,047
Total short-term investments			$56,047

OJSC Moscow Bank of Reconstruction and Development is a related party, whose controlling shareholder is Sistema (see also Note 17).

Short-term investments, consisting of deposits denominated in U.S. Dollars, as of December 31, 2005, comprised the following:

	Annual interest rate	Maturity Date	December 31, 2005
East-West United Bank S.A.	2.0%	February 15, 2006	23,100
Other			4,959
Total short-term investments			$28,059

East-West United Bank S.A., is a related party, whose controlling shareholder is Sistema.

6.                 TRADE RECEIVABLES, NET

Trade receivables as of December 31, 2006 and 2005, comprised the following:

	December 31,
	2006	2005
Accounts receivable, subscribers	$183,038	$147,138
Accounts receivable, interconnect	89,977	21,373
Accounts receivable, roaming	26,104	30,863
Accounts receivable, other	46,795	49,865
Allowance for doubtful accounts	(47,435)	(39,919)
Trade receivables, net	$298,479	$209,320

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004
Balance, beginning of the year	$39,919	$16,659	$13,698
Provision for doubtful accounts	84,858	50,407	26,459
Accounts receivable written off	(77,342)	(27,147)	(23,498)
Balance, end of the year	$47,435	$39,919	$16,659

7.                 INVENTORY AND SPARE PARTS

Inventory and spare parts as of December 31, 2006 and 2005, comprised the following:

	December 31,
	2006	2005
Spare parts for base stations	$78,120	$48,998
SIM cards and prepaid phone cards	34,611	26,902
Handsets and accessories	25,458	39,147
Advertising materials	9,021	5,513
Other materials	49,055	36,100
Total inventory and spare parts	$196,265	$156,660

Other materials mainly consist of stationery, fuel and auxiliary materials. Obsolescence expense for the years ended December 31, 2006, 2005 and 2004, amounted to $nil, $9,112 and $4,610, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations. Spare parts for base stations included in inventory are expected to be utilized within the next twelve months after the balance sheet date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

8.                 Property, PLANT And EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2006 and 2005, was as follows:

	December 31,
	2006	2005
Network, base station equipment (including leased network and base station equipment of $7,676 and $17,474, respectively) and related leasehold improvements	$4,517,536	$3,534,574
Office equipment, computers and other (including leased office equipment and computers of $nil and $402, respectively)	447,640	339,788
Buildings and related leasehold improvements	242,175	225,726
Vehicles (including leased vehicles of $7,561 and $nil, respectively)	31,949	21,830
Property, plant and equipment, at cost	5,239,300	4,121,918
Accumulated depreciation (including accumulated depreciation on leased equipment of $4,321 and $4,536)	(1,948,368)	(1,350,783)
Equipment for installation	582,827	621,346
Construction in progress	1,423,910	1,090,198
Property, plant and equipment, net	$5,297,669	$4,482,679

Depreciation expenses during the years ended December 31, 2006, 2005 and 2004, amounted to $689.7 million, $510.5 million and $385.7 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $2.3 million, $4.0 million and $5.4 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

9.                 OTHER INTANGIBLE ASSETS

Intangible assets at December 31, 2006 and 2005, comprised the following:

		December 31, 2006			December 31, 2005
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Acquired customer base	30 to 60 months	$114,850	$(95,751)	$19,099	$110,360	$(78,219)	$32,141
Rights to use premises	1 to 15 years	4,177	(2,520)	1,657	8,749	(2,573)	6,176
Rights to use radio frequencies	2 to 15 years	163,963	(52,882)	111,081	130,839	(31,227)	99,612
Numbering capacity with finite contractual life	5 to 10 years	90,138	(64,522)	25,616	65,763	(50,325)	15,438
Billing and telecommunication software	13 to 180 months	919,400	(383,358)	536,042	704,594	(299,578)	405,016
Accounting software	13 to 48 months	125,277	(38,595)	86,682	102,753	(24,305)	78,448
Office software	13 to 48 months	63,605	(34,113)	29,492	33,854	(14,553)	19,301
Other software	3 to 15 years	14,754	(8,684)	6,070	8,867	(4,318)	4,549
		1,496,164	(680,425)	815,739	1,165,779	(505,098)	660,681
Unamortized intangible assets
Numbering capacity with indefinite contractual life		20,177	—	20,177	20,344	—	20,344
Total other intangible assets		$1,516,341	$(680,425)	$835,916	$1,186,123	$(505,098)	$681,025

As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. The costs of acquiring numbering capacity with a finite contractual life are amortized over a period of five to ten years in accordance with the terms of the contract to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

A significant component of MTS’s rights to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers. By December 31, 2006, these rights were fully amortized and written-off due to their expiration. In addition, simultaneously with the acquisition of UMC in 2003, MTS obtained additional property rights of $8.7 million. At December 31, 2006, UMC’s rights to use premises amounted to $1.7 million, net of accumulated amortization.

Amortization expense for the years ended December 31, 2006, 2005 and 2004, amounted to $195.0 million, $202.3 million and $138.1 million, respectively. Based on the amortizable intangible assets existing at December 31, 2006, the estimated amortization expense is $213.8 million for 2007, $206.1 million for 2008, $181.9 million for 2009, $127.8 million for 2010, $24.7 million for 2011 and $61.4 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

10.          DEFERRED CONNECTION FEES

Deferred connection fees for the years ended December 31, 2006 and 2005, were as follows:

	December 31,
	2006	2005
Balance at beginning of the year	$102,185	$92,748
Payments received and deferred during the year	31,908	53,644
Amounts amortized and recognized as revenue during the year	(54,486)	(44,207)
Balance at end of the year	79,607	102,185
Less: current portion	(47,528)	(44,361)
Non-current portion	$32,079	$57,824

MTS defers initial connection fees paid by subscribers for the first time activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

11.          BORROWINGS

As at December 31, 2006 and 2005, the Group’s borrowings comprised the following:

	December 31,
	2006	2005
Notes:
9.75% Notes due 2008	$400,000	$400,000
8.38% Notes due 2010	400,000	400,000
8.00% Notes due 2012	399,178	399,052
Total notes, long-term	$1,199,178	$1,199,052
Bank loans	$1,872,621	$1,645,784
Less: current portion	147,260	765,881
Total debt, long-term	$1,725,361	$879,903

Notes—On January 30, 2003, MTS Finance S.A. (“MTS Finance”), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes issue were $400.0 million and related issuance costs of $3.9 million were capitalized.

On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par. The cash proceeds from the notes were $395.4 million and related issuance costs of approximately $4.6 million were capitalized. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

On January 27, 2005, MTS Finance issued $400.0 million 8.0% unsecured notes at 99.736%. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 28, 2012. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 28 and July 28, commencing on July 28, 2005. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $398.9 million and related debt issuance costs of $2.5 million were capitalized.

Subject to certain exceptions and qualifications, the indentures governing the notes contain covenants limiting the Group’s ability to:

•       incur debt;

•       create liens;

•       lease properties sold or transferred by the Group;

•       enter into loan transactions with affiliates;

•       merge or consolidate with another person or convey its properties and assets to another person; and

•       sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas.

In addition, if the Group experiences certain types of mergers, consolidations or other changes in control, noteholders will have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest. The Group is also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody’s or Standard & Poor’s. The notes also have cross default provisions with publicly traded debt issued by Sistema, the shareholder of the Group.

If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

Management believes that the Group is in compliance with all restrictive notes covenants provisions during the three year period ended December 31, 2006.

Bank loans—As at December 31, 2006 and 2005, the Group’s loans from banking institutions were as follows:

		Annual interest rate
		(actual rate at	December 31,
	Maturity	December 31, 2006)	2006	2005
U.S. Dollar-denominated bank loans	2007-2014	LIBOR+0.13%-4.15% (5.50%-9.51%)	$1,802,340	$1,565,047
Euro-denominated bank loans	2007-2014	EURIBOR +0.35%- 0.65% (4.20%-4.50%)	66,281	80,050
Other loans	various	various	4,000	687
Total debt			$1,872,621	$1,645,784

The Group’s loans represent amounts borrowed under credit facility agreements existing as of December 31, 2005, and under the syndicated loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited), entered into in 2006. This facility allows the Group to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April, 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. As of December 31, 2006 the balances outstanding under the loan totaled $860.0 million.

During 2006, MTS’s loan agreements existing as of December 31, 2005, were amended to increase the amounts of available credit facilities by $53.9 million. The Group’s total available credit facilities as of December 31, 2006, amounted to $625.3 million, including the $470.0 million under the syndicated loan agreement described above.

The loans are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates. Management believes that as of December 31, 2006, the Group is in compliance with all existing covenants.

The following table presents the aggregated scheduled maturities of the notes and debt principal outstanding as of December 31, 2006:

	Notes	Debt
Payments due in the year ended December 31,
2007	$—	$147,260
2008	400,000	200,502
2009	—	839,856
2010	400,000	202,567
2011	—	163,674
Thereafter	399,178	318,762
Total	$1,199,178	$1,872,621

Hedges—In December 2004, the Group entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and HSBC Bank plc to hedge MTS’s exposure to variability of future cash flows caused by the change in LIBOR related to the borrowed loan. MTS agreed with ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. MTS agreed with HSBC Bank plc to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007. As of December 31, 2005, the Group recorded an asset of $3.6 million in relation to these contracts in the accompanying consolidated balance sheet and income of $2.8 million, net of tax of $0.8 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements. The underlying loan was repaid ahead of schedule in July 2006, which resulted in early termination of the swap agreements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

In January 2006, the Group entered into a variable-to-fixed interest rate swap agreement with HSBC Bank plc to hedge MTS’s exposure to variability of future cash flows caused by the change in EURIBOR related to the borrowed loan. MTS agreed with HSBC Bank plc to pay a fixed rate of 3.29% and receive a variable interest of EURIBOR on EUR 26.0 million for the period from April 28, 2006, up to October 29, 2013. As of December 31, 2006, the Group recorded an asset of $1.0 million in relation to the hedge contract in the accompanying consolidated balance sheet and income of $0.8 million, net of tax of $0.2 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of this agreement.

These instruments qualified as a cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2006, the outstanding hedge is highly effective. Approximately $0.8 million is expected to be reclassified in net income during the next twelve months.

12.          CAPITAL LEASE OBLIGATIONS

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2006:

Payments due in the year ended December 31,
2007	$4,215
2008	2,934
2009	643
Thereafter	8
Total minimum lease payments (undiscounted)	7,800
Less: amount representing interest	(1,147)
Present value of net minimum lease payments	6,653
Less: current portion of lease payable	(3,366)
Non-current portion of lease payable	$3,287

The schedule includes a payable to Invest-Svyaz-Holding, a related party, in the amount of $0.6 million (See Note 17).

13.          ACCRUED LIABILITIES

Accrued liabilities at December 31, 2006 and 2005, comprised the following:

	December 31,
	2006	2005
Accruals for services	$207,749	$66,444
Accrued payroll and vacation	70,047	60,732
Accruals for taxes	68,098	97,712
Interest payable on debt	59,834	51,403
Total accrued liabilities	$405,728	$276,291

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

14.          INCOME TAX

MTS’ provision for income taxes was as follows for the years ended December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004
Current provision for income taxes	$709,130	$475,549	$430,687
Deferred income tax benefit	(133,027)	(64,959)	(76,023)
Total provision for income taxes	$576,103	$410,590	$354,664

The statutory income tax rates in 2004-2006 in Russia and Ukraine were 24% and 25%, respectively. The statutory income tax rates in 2004-2006 in Uzbekistan and Turkmenistan were 12% and 20%, respectively.

The statutory income tax rate reconciled to MTS’s effective income tax rate is as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Statutory income tax rate for year	24.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	2.9	3.0	1.0
Currency exchange and transaction losses/(gain)	2.8	(0.8)	1.2
Bitel investment and liability write off, not deductible for tax purposes	4.6	—	—
Effect of higher tax rate of foreign subsidiaries	0.3	0.3	0.2
Other	—	(0.2)	(0.6)
Effective income tax rate	34.6%	26.3%	25.8%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2006 and 2005:

	December 31,
	2006	2005
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$93,865	$64,113
Deferred connection fees	19,214	24,784
Subscriber prepayments	25,755	23,153
Accrued expenses	72,864	33,803
Allowance for doubtful accounts	18,837	9,321
Inventory obsolescence	2,246	7,122
Other	9,994	8,013
Total deferred tax assets	242,775	170,309
Valuation allowance	(3,086)	(2,294)
Total deferred tax assets net of valuation allowance	239,689	168,015
Deferred tax liabilities
Licenses acquired	$(83,462)	$(140,167)
Depreciation of property, plant and equipment	(48,574)	(42,394)
Customer base	(4,055)	(7,584)
Other intangible assets	(19,479)	(20,428)
Debt issuance cost	(16,841)	(17,836)
Other	(12,513)	(14,684)
Total deferred tax liabilities	(184,924)	(243,093)
Net deferred tax (asset/liability)	54,765	(75,078)
Net deferred tax asset, current	$141,114	$83,336
Net deferred tax liability, long-term	$(86,349)	$(158,414)

The Group does not record a deferred tax liability related to the undistributed earnings of UMC, Uzdunrobita and BCTI, as it intends to permanently reinvest these earnings. The undistributed earnings of UMC amounted to $1,373.6 million and $994.0 million for the years ended December 31, 2006 and 2005, respectively.

15.          SHAREHOLDERS’ EQUITY

In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2006, 2005 and 2004 that is distributable under Russian legislation totaled 32,094 million rubles ($1,181.0 million), 12,544 million rubles ($444.4 million) and 15,209 million rubles ($527.9 million), respectively.

See also Note 1 for a description of the repurchase of the Company’s own shares in December 2006.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

16.          STOCK BONUS AND STOCK OPTION PLANS

In 2000, MTS established a stock bonus plan and stock option plan (“the Option Plan”) for selected officers, key employees and key advisors. During its initial public offering in 2000 (see Note 1) MTS allotted 9,966,631 shares of its common stock to fund the Option Plan.

Since 2002, MTS has made several grants pursuant to its stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with the Company. A summary of the status of the Group’s Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollar	Weighted average fair value of options (per share), U.S. Dollar	Aggregate intrinsic value, thousands of U.S. Dollar
Outstanding at December 31, 2003	4,797,410	1.87	0.71	$1,237
Granted	1,665,256	5.95	2.36	1,811
Exercised	(2,726,966)	1.49	0.50	(225)
Forfeited	(204,730)	1.92	0.73	(55)
Outstanding at December 31, 2004	3,530,970	4.09	1.65	$2,777
Granted	1,778,694	6.89	1.74	907
Exercised	(1,801,622)	2.43	1.02	(924)
Forfeited	(320,802)	5.25	2.06	(305)
Outstanding at December 31, 2005	3,187,240	6.47	2.02	$2,455
Granted	—	—	—	—
Exercised	(639,357)	5.95	2.36	(695)
Forfeited	(1,112,882)	6.23	2.17	(1,017)
Outstanding at December 31, 2006	1,435,001	6.89	1.74	$743

As of December 31, 2006 the Group had the following stock options outstanding:

Exercise prices, U.S. Dollar	Number of shares	Remaining weighted average life (years)
6.89	1,435,001	0.54

All options outstanding as of December 31, 2006 are non-vested and will vest in 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The fair value of options granted during the years ended December 31, 2005 and 2004, were estimated using the binomial option pricing model using the following assumptions:

	2005	2004
Risk free rate	4.7%	4.5%
Expected dividend yield	3%	3%
Expected volatility	40.0%	48.8%
Expected life (years)	2	2
Fair value of options (per share)	$1.74	$2.36

In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

17.          RELATED PARTIES

Related parties balances as of December 31, 2006 and 2005, comprised the following:

	December 31,
	2006	2005
Accounts receivable:
MTT for interconnection	$5,164	$862
Mediaplanning for advertising	2,041	1,400
Rosno for insurance	640	3,663
Maxima for advertising	152	1,689
Other	437	47
Total accounts receivable, related parties	$8,434	$7,661
Accounts payable:
Sitronics for software	$106,176	$25,898
Kvazar-Micro.ru for systems integration services	8,172	6,564
SmartCards for SIM cards	6,304	—
MTT for interconnect	4,834	4,262
Maxima for advertising	4,167	1,082
Comstar UTS for interconnect	1,598	2,430
Mediaplanning for advertising	1,244	—
MGTS for interconnect	766	588
Other	1,995	5
Total accounts payable, related parties	$135,256	$40,829

Transactions with major related parties are described below.

Moscow Bank of Reconstruction and Development (“MBRD”)—MTS maintains certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2006 and 2005, MTS’s cash position at MBRD amounted to $86.5 million and $18.0 million in current accounts, respectively. Deposit accounts at MBRD amounted to $55.0 million as of December 31, 2006, and $nil as of December 31, 2005 (Note 5). The related interest accrued and collected on the deposits for the years ended December 31, 2006,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

2005 and 2004, amounted to $4.8 million, $5.4 million and $6.8 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Rosno OJSC (“Rosno”)—MTS arranged medical insurance for its employees and property insurance with Rosno (a subsidiary of Sistema until February, 2007). Insurance premiums paid to Rosno for the years ended December 31, 2006, 2005 and 2004, amounted to $11.3 million, $12.6 million and $7.6 million, respectively.

Staring from February, 2007, Rosno is no longer a related party of the Group, as Sistema sold its controlling stake in Rosno to Allianz.

Maxima Advertising Agency (“Maxima”)—In 2006, 2005 and 2004, the MTS Group had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2006, 2005 and 2004 amounted to $117.8 million, $58.6 million and $48.9 million, respectively.

Kvazar-Micro.ru (“Kvazar”)—In 2004, MTS signed agreements for software implementation services with Kvazar, a subsidiary of Sistema. Pursuant to these agreements, Kvazar provided systems integration services to MTS in 2006, 2005 and 2004 of approximately $52.1 million, $62.0 million and $9.7 million, respectively.

Comstar UTS (“Comstar”)—In 2006, 2005 and 2004, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. The cost of interconnection and line rental services rendered by Comstar for 2006, 2005 and 2004 amounted to $5.3 million, $4.7 million and $3.1 million, respectively.

During 2007 Telmos and MTU-Inform merged with Comstar. In 2006, 2005 and 2004, MTS had interconnect and line rental agreements with, and received domestic and international long-distance services from these entities. Interconnect and line rental expenses with these entities for 2006, 2005 and 2004 comprised $25.9 million, $25.2 million and $27.3 million, respectively.

Moscow City Telephone Network (“MGTS”)—In 2006, 2005 and 2004, MTS had line rental agreements with MGTS and rented a cable plant from MGTS for the installation of optic-fiber cable. MTS also rented buildings for administrative offices as well as premises for switchboard and base station equipment. Rental expenses for the years 2006, 2005 and 2004 amounted to $13.1 million, $8.3 million and $5.9 million, respectively. Sistema is the majority shareholder of MGTS.

Invest-Svyaz-Holding—In 2006, 2005 and 2004, MTS entered into agreements with Invest-Svyaz-Holding, a wholly-owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with the requirements of SFAS No. 13 “Accounting for Leases.” The present values of future lease payments due within one year are classified as current liabilities and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 26% to 30%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The present value of the future lease payments under capital leases to Invest-Svyaz-Holding comprise $0.6 million and these payments are expected to be made in 2007.

For the year ended December 31, 2006, principal and interest paid to Invest-Svyaz-Holding were $2.7 million and $0.5 million, respectively. For the year ended December 31, 2005, principal and interest paid to Invest-Svyaz-Holding were $6.1 million and $2.0 million, respectively. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2004, were $6.4 million and $4.1 million, respectively.

Sitronics—Sitronics Telecom Solutions Czech Republic and Russia, formerly Strom Telecom and Mediatel, are subsidiaries of Sistema. During 2006, 2005 and 2004, the Group acquired from these companies telecommunications equipment, billing systems and related services for approximately $231.2 million, $179.2 million and $9.1 million, respectively. Advances paid under these agreements and outstanding as of December 31, 2006 and 2005, amounted to $nil and $45.7 million, respectively.

Mediaplanning—During 2006, 2005 and 2004, MTS entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the years ended December 31, 2006, 2005 and 2004, amounted to $45.1 million, $21.5 million and $11.3 million, respectively.

MTT—In 2006, 2005 and 2004, MTS had interconnect and line rental agreements with MTT, a subsidiary of Sistema. Interconnect expenses for 2006, 2005 and 2004 amounted to $69.3 million, $41.1 million and $16.1 million, respectively. Interconnect revenue for the year ended December 31, 2006, amounted to $7.0 million.

SmartCards—During 2006, the Group entered into a number of agreements with SmartCards, a subsidiary of Sistema, to purchase SIM cards. Pursuant to these contracts, the Group purchased SIM cards for approximately $37.0 million.

Sistema Telecom—In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunication companies operating within the Sistema group, including MTS. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by MTS and paid for in the year ended December 31, 2006, amounted to $9.7 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

18.          GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2006, 2005 and 2004, comprised the following:

	December 31,
	2006	2005	2004
Salaries and social contributions	$430,443	$336,203	$256,989
Rent	123,378	79,869	54,054
General and administrative	118,980	100,257	72,586
Repair and maintenance	94,242	90,609	81,538
Taxes other than income	88,089	62,102	50,033
Billing and data processing	44,886	37,287	28,238
Consulting expenses	30,306	26,486	19,694
Insurance	10,723	16,804	7,554
Inventory obsolescence expense	—	9,112	4,610
General and administrative expenses	$941,047	$758,729	$575,296

19.          INVESTMENTS IN AND ADVANCES TO ASSOCIATES

At December 31, 2006 and 2005, the Group’s investments in and advances to associates comprised the following:

	December 31,
	2006	2005
MTS Belarus—equity investment	$119,802	$66,288
MTS Belarus—loans receivable	21,341	41,341
Receivables from other investee companies	330	330
Total investments in and advances to associates	$141,473	$107,959

MTS Belarus—As of December 31, 2006 and 2005, the Group provided MTS Belarus with a total of $21.3 million and $41.3 million in loans, respectively. These loans bear interest of 3.00% to 11.00% per annum. In addition, the Group guarantees debt of MTS Belarus in the amount of $3.0 million to Citibank International plc (see Note 23).

The Group’s share in net income of associates is included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2006, 2005 and 2004, this share amounted to $58.1 million, $42.4 million and $24.1 million, respectively.

20.          Other Investments

In December 2005, MTS Finance acquired a 51.0% stake in Tarino Limited (“Tarino”) for $150.0 million in cash from Nomihold Securities Inc. (“Nomihold”). Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC (“Bitel”), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

Concurrently with the purchase of a 51.0% stake, the Group entered into a put and call option agreement with Nomihold to acquire the remaining 49.0% interest in Tarino. The call option was

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

exercisable by the Group from November 22, 2005 to November 17, 2006, and the put option was exercisable by the seller from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call option was recorded at fair value, which approximated $nil at December 31, 2005. At December 31, 2006, a liability of $170.0 million was recorded.

After the decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s corporate offices were seized by a third party. The Group could not re-gain operating control over Bitel’s operations in 2005 and therefore accounted for its 51.0% investment in Bitel at cost as at December 31, 2005.

During 2006, the Group took steps to vindicate its ownership rights on Bitel although these efforts so far have not proven to be successful. The matter was brought to the Kyrgyz Prosecutor General for investigation. On January 15, 2007, the Prosecutor General informed the Group that it sees no grounds to become involved in the ownership dispute over Bitel and additionally stated that the Group had no basis to appeal the decision of the Kyrgyz courts in connection with ownership of Bitel.

In addition, an appeal to overturn certain adverse Kyrgyz courts rulings connected with ownership rights to Bitel was also filed with the Kyrgyz Supreme Court on December 15, 2006, but the time period in which the appeal should have been heard has expired without any action by the court.

Consequently the decision was made by the Group to write off the costs associated with the purchase of 51% stake in Bitel. As of December 31, 2006, the investment was fully impaired.  Furthermore, as noted above, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending.

Also, there is on-going arbitration in the United Kingdom related to Tarino’s ownership in Bitel. Kyrgyzstan Mobitel Investment Company Limited (“KMIC”) has initiated a separate arbitration proceeding against the three Isle of Man companies affiliated with the Group (“the KFG Companies”) claiming that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel.  The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (“IPOC”) although IPOC subsequently assigned its interest KMIC, and KMIC was the claimant in the arbitration.  This claim occurred prior to MTS Finance’s acquisition of the KFG Companies. It is possible there may be additional or related disputes concerning agreements with respect to Tarino Limited. It is not possible at this time to predict the outcome or final resolution of any such disputes or litigation.

In addition, the KFG Companies have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, MTS may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. It is not possible at this time to predict the outcome or resolution of these claims.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

21.          Restricted cash

Restricted cash of $24.8 million and $6.2 million, as of December 31, 2006 and 2005, respectively, consists of cash deposited by Uzdunrobita in a special bank account. The cash will be further converted from Uzbek som into U.S. Dollars and used for settlements with suppliers of equipment and software.

22.          Operating Licenses

In connection with providing telecommunication services, the Group has been issued various operating GSM licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group has been granted access to various telecommunication licenses through acquisitions. In foreign subsidiaries, the licenses are granted by the local Communication authorities. At December 31, 2006 and 2005, the recorded values of the Group’s telecommunication licenses were as follows:

	December 31,
	2006	2005
Moscow license area	$233,970	$258,226
Asian Russian regions	179,473	193,109
Krasnodar, Adygeya and Northern Osetia	149,986	124,396
European Russia Regions	111,198	111,198
Tatarstan Republic	104,159	104,159
North—West region	74,639	74,639
Ukraine	63,535	61,717
Turkmenistan	50,503	50,503
Far East	48,107	48,107
Uzbekistan	40,861	40,861
Other	96,143	97,338
Licenses, at cost	1,152,574	1,164,253
Accumulated amortization	(747,076)	(561,137)
Licenses, net	$405,498	$603,116

Amortization expense for the years ended December 31, 2006, 2005 and 2004, amounted to $211.3 million, $194.3 million and $151.9 million, respectively.

Based on the cost of amortizable operating licenses existing at December 31, 2006, the estimated future amortization expenses are $163.8 million during 2007, $100.2 million during 2008, $47.8 million during 2009, $43.4 million during 2010, $23.0 million during 2011 and $27.3 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

Each of the Group’s licenses, except the licenses covering the Moscow license area and Uzbekistan, contain a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. Management believes that the Group is in compliance with all material terms of its licenses.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

The Group’s operating licenses do not provide for automatic renewal. However, licenses that expired during the year ended December 31, 2006, were renewed. The Group has limited experience with the renewal of its existing licenses. Management believes that licenses required for the Group’s operations will be renewed upon expiration.

23.          COMMITMENTS AND CONTINGENCIES

Capital commitments—As of December 31, 2006, the Group had executed non-binding purchase agreements of approximately $299.6 million to acquire property, plant and equipment and capital services.

Operating leases—The Group has entered into non-cancelable agreements to lease the space for telecommunication equipment and offices, which expire in various years up to 2055. Rental expenses under these operating leases of $123.4 million, $73.2 million and $54.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2006 are as follows:

Payments due in the years ended December 31,
2007	$69,932
2008	32,868
2009	25,359
2010	16,644
2011	11,095
Thereafter	42,559
Total	$198,457

Issued guarantees—As of December 31, 2006, the Group had issued guarantees to third party banks on behalf of MTS Belarus, an equity investee, for $3.0 million. The guarantees expired in April 2007. The fair value of issued guarantees is recorded as a liability in the accompanying consolidated balance sheet. At December 31, 2006, the fair value of these guarantees was $0.1 million and was calculated as the difference between the interest expense on the carrying value of the debt per the loan agreement and the interest expense calculated based on an average market rate.

As of December 31, 2006, no event of default has occurred under any of the guarantees issued by the Group.

Operating environment—The Russian and Ukrainian economies, while deemed to be of market status, continue to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls. The continued success and stability of the Russian and Ukrainian economies will be subject to their government’s continued actions with regard to supervisory, legal and economic reforms.

The new Federal Law on Communications sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. In addition, the law created a universal service fund (“USF”) charge, which became effective May 3, 2005, calculated as 1.2%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

of revenue from services provided to customers, excluding interconnection and other operators’ traffic routing revenue. For the year ended December 31, 2006, and for the period from May to December 31, 2005, the Group incurred approximately $54.2 million and $30.3 million in USF charges, respectively, which are recorded in other operating expenses in the accompanying consolidated statements of operations.

The Group’s operations in Turkmenistan are subject to certain restrictions in accordance with the local regulatory environment including, but not limited to, the sale of hard currency on the local market and hard currency repatriation. The effect of those restrictions on the financial statements is represented by a loss from currency translation transactions in Turkmenistan of $24.3 million recognized as other non-operating expense in the Group statement of operations for the year ended December 31, 2006. The amount of loss from currency translation transactions for the year ended December 31, 2005, was insignificant.

Legal proceedings—Russia and Ukraine currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

In September 2006, the Russian tax authorities audited MTS OJSC’s compliance with tax legislation for the years ended December 31, 2003 and 2004. Based on the results of this audit, the Russian tax authorities assessed that 1,283,660 thousand rubles (approximately $48.8 million as of December 31, 2006) of additional taxes, penalties and fines were payable by the Group. The Group has prepared and filed a petition with the Arbitration Court of Moscow to recognize the tax authorities’ resolution to be partially invalid. The amount of disputed taxes and fines equals 1,220,096 thousand rubles (approximately $46.3 million). In 2007, a final court hearing considered this matter which resulted in a judgment in favour of the Group. Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2006, tax declarations of the Group for the preceding two fiscal years were open for further review.

There are regulatory uncertainties in Ukraine related to the treatment for VAT purposes of contributions payable to the Ukrainian State Pension Fund (“Pension Fund”) in respect of the cash paid for the consumption of telecommunication services by customers. Also it could have influence on income tax and other taxes paid by the Group.

As a result of the a tax audit of the period from October 1, 2002 to June 30, 2004, additional VAT charges (including penalties) calculated on the Pension Fund contributions could be up to $13.5 million. In 2005, UMC initiated a litigation case in respect of this issue against the tax authorities, and has received favorable rulings from the courts on three occasions (the most recent from the Highest Administrative Court of Ukraine). Management believes that VAT was not applicable to the Pension Fund contributions during the period under the tax authorities’ review. Further, management believes that UMC is in line with

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

industry practice and has already defended its position in the courts. At December 31, 2006, no VAT charges in relation to the above litigation had been accrued in the Group’s financial statements or paid to the tax authorities.

In January 2007, the U.S. the Internal Revenue Services (“the IRS”) started auditing BCTI’s compliance with U.S. Federal tax legislation for the year ended December 31, 2004. As of the date of these statements, the audit has not been finalized and no official assessment has been issued by the IRS. Based on the preliminary findings of the audit the Group’s consultants have assessed that the potential income tax exposure for the years 2003-2006 could be within a range up to $28.3 million. The Group’s management has assessed its maximum potential liability equals up to $3.3 million and that amount was recognized in the Group’s statements of operations for the year ended December 31, 2006.

As discussed in Note 20, in January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining 49% stake in Tarino Limited for $170.0 million. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending.

As also discussed in Note 20, there is on-going arbitration in the United Kingdom related to Tarino’s ownership in Bitel. Kyrgyzstan Mobitel Investment Company Limited (“KMIC”) has initiated a separate arbitration proceeding against the three Isle of Man companies affiliated with the Group (“the KFG Companies”) claiming that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. It is possible there may be additional or related disputes concerning agreements with respect to Tarino Limited. It is not possible at this time to predict the outcome or final resolution of any such disputes or litigation.

As further discussed in Note 20, the KFG Companies have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel and the KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. It is not possible at this time to predict the outcome or resolution of these claims.

In addition, in the ordinary course of business, MTS may be party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the Group’s liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of MTS.

Management believes that it has adequately provided for tax, customs and other legal liabilities in the accompanying consolidated financial statements; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

24.          SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance.

The Group’s business is organized by ten Russian macro-regions and foreign subsidiaries. During 2005, the Russian business was managed on a macro-regional basis. In 2005, the Group had several operating segments, of which six were reportable segments—five Russian macro-regions and Ukraine.

In 2006, the Group established new business units: business unit “MTS Russia”, which is responsible for the centralized operational management of business in all Russian macro-regions, all of which operate in the same economic environment and possess similar economic characteristics; business unit “UMC”, MTS’ subsidiary in Ukraine; and business unit “Foreign subsidiaries” that include Uzdunrobita in Uzbekistan, Barash Communications Technologies, Inc. in Turkmenistan, and MTS Belarus, an equity accounted affiliate of MTS in Belarus.

Countries of operations are managed separately due to their different economic and regulatory environment that requires separate marketing and investment strategies. The chief operating decision maker evaluates performance based on the operating income of each business unit.

Following the introduction of business unit “MTS Russia”, the Group’s management has defined two operating reportable segments: Russia and Ukraine. Accordingly, MTS has retroactively restated its segment information for all periods presented.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Intercompany eliminations presented below consist primarily of sales transactions between segments conducted under the normal course of operations.

	2006	2005	2004
Revenue:
Russia	$4,665,530	$3,700,601	$3,043,893
Ukraine	1,490,278	1,201,827	832,313
Other	242,455	119,932	26,783
Intercompany eliminations	(14,009)	(11,342)	(15,995)
Total revenue	$6,384,254	$5,011,018	$3,886,994
Depreciation and amortization:
Russia	$819,316	$722,977	$539,767
Ukraine	233,744	153,795	124,935
Other	42,921	30,341	11,027
Total depreciation and amortization	$1,095,981	$907,113	$675,729
Operating income:
Russia	$1,510,875	$1,153,542	$1,096,787
Ukraine	530,522	431,292	317,860
Other	92,339	47,197	4,416
Total operating income	$2,133,736	$1,632,031	$1,419,063
Total operating income	$2,133,736	$1,632,031	$1,419,063
Currency exchange and transaction gains	(24,051)	(10,319)	(6,529)
Interest income	(13,055)	(24,828)	(21,792)
Interest expense	177,145	132,474	107,956
Equity in net income of associates	(58,083)	(42,361)	(24,146)
Bitel investment and write off	320,000	—	—
Other expenses /(income)	65,913	13,211	(9,310)
Income before provision for income taxes and minority interest	$1,665,867	$1,563,854	$1,372,884

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

	2006	2005
Additions to long-lived assets:
Russia	$1,135,637	$1,486,158
Ukraine	644,524	719,279
Other	69,609	132,799
Total additions to long-lived assets	$1,849,770	$2,338,236
Additions to goodwill:
Russia	$12,574	$46,382
Ukraine	—	—
Other	—	—
Total additions to goodwill	$12,574	$46,382
Goodwill:
Russia	$110,992	$100,751
Ukraine	8,000	8,000
Other	46,470	46,470
Total goodwill	$165,462	$155,221
Long-lived assets:
Russia	$4,638,096	$4,285,157
Ukraine	1,794,828	1,390,966
Other	271,621	245,918
Total long-lived assets	$6,704,545	$5,922,041
Total assets:
Russia	$6,257,781	$5,530,911
Ukraine	1,955,188	1,560,762
Other	360,976	454,107
Total assets	$8,573,945	$7,545,780

25.          SUBSEQUENT EVENTS

Functional currency—Prior to January 1, 2007, the functional currency for all of the Group’s subsidiaries, excluding UMC, MR South and BCTI where the functional currency is the local currency, was the U.S. Dollar. Starting from January 1, 2007, the Group’s subsidiaries in the Russian Federation introduced Russian ruble tariffs for settlements with the majority of its customers.

As a result of these changes, the Group reevaluated the functional currency criteria under SFAS No. 52, “Foreign Currency Translation”, and determined that, commencing January 1, 2007, the functional currency of the Group’s subsidiaries domiciled in Russia is the Russian ruble. The change is adopted prospectively commencing January 1, 2007, in accordance with SFAS No. 52.

Bitel—In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining 49% stake in Tarino Limited for $170.0 million (see Note 20).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Notes to the CONSOLIDATED financial STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

A group of individual shareholders of Sistema, the majority shareholder of MTS OJSC, has agreed to compensate MTS Finance for any potential loss up to $170 million should the arbitration decision regarding exercise of the aforementioned put option prove unfavorable to MTS Finance.

In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the LCIA, the arbitration tribunal in a partial final award dated May 25, 2007 and received by the Group on June 7, 2007, found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel (see Note 20).  The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interest in Bitel was to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests.  The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings.  The Group is not able to predict the outcome of these proceedings or the amount of damages to be paid if any.

Merger—On April 1, 2007, the Russian registration authority approved the merger of ReCom and Telesot Alania, the Company’s wholly-owned subsidiaries located in the Russian Federation, into MTS OJSC.

3G licenses—In April, 2007, MTS OJSC received a federal license to provide 3G services in Russia, that allow subscribers to use high-tech and innovative services coupled with high service quality and level of customer service. MTS is planning to start commercial use of a 3G network within the next two years.

Along with MTS OJSC, Uzdunrobita in Uzbekistan acquired a new 3G license. Uzdunrobita is planning to launch its 3G network in 2008.