Form 20-F
period 2007-12-31
MOBILE TELESYSTEMS OJSC
filed 2008-06-11
CIK 1115837

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

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

NONE

(Title of Class)

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,960,849,301 ordinary shares, par value 0.10 Russian rubles each and 155,479,301 American Depositary Shares, as of December 31, 2007.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes    ☐ No

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

          Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

          If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17         ☐ Item 18

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes        ☒ No

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Table of Contents

Cautionary Statement Regarding Forward Looking Statements		1
Item 1.	Identity of Directors, Senior Management and Advisors	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
Item 4.	Information on Our Company	37
A.	History and Development	37
B.	Business Overview	40
C.	Organizational Structure	73
D.	Property, Plant and Equipment	74
Item 4A.	Unresolved Staff Comments	74
Item 5.	Operating and Financial Review and Prospects	74
Item 6.	Directors, Senior Management and Employees	112
A.	Directors and Senior Management	112
B.	Compensation of Directors and Senior Management	115
C.	Board Practices	118
D.	Employees	120
E.	Share Ownership	121
Item 7.	Major Shareholders and Related Party Transactions	121
A.	Major Shareholders	121
B.	Related Party Transactions	122
C.	Interests of Experts and Counsel	124
Item 8.	Financial Information	124
A.	Consolidated Statements and Other Financial Information	124
B.	Significant Changes	128
Item 9.	Offer and Listing Details	129
Item 10.	Additional Information	129
A.	Share Capital	129
B.	Charter and Certain Requirements of Russian Legislation	130
C.	Material Contracts	143
D.	Exchange Controls	147
E.	Taxation	147
F.	Dividends and Paying Agents	153
G.	Statement by Experts	154
H.	Documents on Display	154
I.	Subsidiary Information	154
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	154
Item 12.	Description of Securities Other Than Equity Securities	159
Item 13.	Defaults, Dividend Arrearages and Delinquencies	160
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	160
Item 15.	Controls and Procedures	160
Item 16A.	Audit Committee Financial Expert	163
Item 16B.	Code of Ethics	163
Item 16C.	Principal Accountant Fees and Services	163
Item 16D.	Exemption from the Listing Standards for Audit Committees	164
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	164

i

Item 17.	Financial Statements	165
Item 18.	Financial Statements	165
Item 19.	Exhibits	166

        Unless the context otherwise requires, references to "MTS," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries. "MTS-Ukraine" refers to Ukrainian Mobile Communications, or UMC, our Ukrainian subsidiary. "MTS-Uzbekistan" refers to Uzdunrobita, our Uzbekistan subsidiary and "MTS-Turkmenistan" refers to BCTI, our Turkmenistan subsidiary. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS Belarus. As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "rubles" or "RUR" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "drams" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

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

        Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding:

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2005, 2006 and 2007, and as of December 31, 2006 and 2007, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 2003 and 2004, and as of December 31, 2003, 2004 and 2005, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$2,465,089	$3,800,271	$4,942,288	$6,287,100	$8,172,650
Sales of handsets and accessories	81,109	86,723	68,730	97,154	79,728

Total net operating revenues	2,546,198	3,886,994	5,011,018	6,384,254	8,252,378
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	301,108	481,097	732,867	1,223,715	1,727,365
Cost of handsets and accessories	173,071	218,590	254,606	209,260	158,580
Sales and marketing expenses	326,783	460,983	608,092	607,835	724,115
Depreciation and amortization expenses	415,916	675,729	907,113	1,095,981	1,489,548
Sundry operating expenses(1)	406,722	631,532	876,309	1,113,727	1,418,924
Net operating income	922,598	1,419,063	1,632,031	2,133,736	2,733,846
Currency exchange and transaction gains	(693)	(6,529)	(10,319)	(24,051)	(163,092)
Other (income) expenses:
Interest income	(18,076)	(21,792)	(24,828)	(13,055)	(38,100)
Interest expense, net of capitalized interest	106,551	107,956	132,474	177,145	134,581
Equity in net income of associates	(2,670)	(24,146)	(42,361)	(58,083)	(72,665)
Bitel investment and write off	—	—	—	320,000	—
Other (expenses) income, net	6,090	(9,310)	13,211	65,913	44,034

Total other (income) expenses, net	91,895	52,708	78,496	491,920	67,850
Income before provision for income taxes and minority interest	831,396	1,372,884	1,563,854	1,665,867	2,829,088
Provision for income taxes	242,480	354,664	410,590	576,103	738,270
Minority interest	71,677	30,342	26,859	14,026	19,314

Net income	$517,239	$987,878	$1,126,405	$1,075,738	$2,071,504

Dividends declared(2)	$111,355	$219,918	$402,600	$561,629	$747,213
Net income per share, basic and diluted	0.26	0.50	0.57	0.54	1.05
Dividends declared per share	0.06	0.11	0.20	0.28	0.38
Number of common shares outstanding	1,983,397,064	1,986,124,030	1,987,925,652	1,977,404,010	1,960,849,301
Weighted average number of common shares outstanding	1,983,374,949	1,984,497,348	1,986,819,999	1,987,610,121	1,973,354,348

Consolidated cash flow data:
Cash provided by operating activities	$965,984	$1,711,589	$1,799,436	$2,378,916	$3,350,156
Cash used in investing activities	(1,910,087)	(1,543,201)	(2,454,173)	(1,779,562)	(2,343,881)
(of which capital expenditures)(3)	(958,771)	(1,358,944)	(2,181,347)	(1,721,968)	(1,539,528)
Cash provided by/ (used in) financing activities	997,545	10,773	461,528	(464,066)	(692,894)
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$335,376	$347,510	$106,343	$276,036	$650,274
Property, plant and equipment, net	2,256,076	3,234,318	4,482,679	5,297,669	6,607,315
Total assets	4,225,351	5,581,187	7,545,780	8,573,945	10,966,667
Total debt (long-term and short-term)(4)	1,660,334	1,937,148	2,850,557	3,078,452	3,401,667
Total shareholders' equity	1,723,910	2,523,323	3,294,089	3,751,781	5,442,930
Including capital stock(5)	40,361	43,162	45,024	(64,220)	(317,794)
Financial ratios (end of period):
Total debt/total capitalization(6)	49.1%	43.4%	46.4%	45.1%	38.5%
Industry and operating data:(7)
Mobile penetration in Russia (end of period)	25%	51%	87%	105%	119%
Mobile penetration in Ukraine (end of period)	13%	29%	64%	105%	120%
Subscribers in Russia (end of period, thousands)(8)	13,370	26,540	44,219	51,222	57,426
Subscribers in Ukraine (end of period, thousands)(8)	3,349	7,374	13,327	20,003	20,004
Overall market share in Russia (end of period)	37%	36%	35%	34%	33%
Overall market share in Ukraine (end of period)	51%	53%	44%	41%	36%
Average monthly usage per subscriber in Russia (minutes)(9)	144	157	128	129	157
Average monthly usage per subscriber in Ukraine (minutes)(9)	97	114	117	142	154
Average monthly service revenue per subscriber in Russia(10)	$17	$12	$8	$8	$9
Average monthly service revenue per subscriber in Ukraine(10)	$15	$13	$10	$7	$7
Subscriber acquisition costs in Russia(11)	$26	$21	$19	$23	$26
Subscriber acquisition costs in Ukraine(11)	$32	$19	$14	$10	$12
Churn in Russia(12)	47.3%	27.5%	20.7%	23.3%	23.1%
Churn in Ukraine(12)	23.8%	15.8%	21.8%	29.9%	49.0%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the "universal services reserve fund").

(2)
Includes dividends on treasury shares of $1.4 million, $1.5 million and $6.0 million as of the years ended December 31, 2005, 2006 and 2007, respectively. The Board of Directors recommended that the annual general meeting of shareholders to be held on June 27, 2008 approve annual cash dividends in the amount of $1,242.9 million (including dividends on treasury shares of $20.3 million) for the year ended December 31, 2007, payable in 2008. See also "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends."

(3)
Capital expenditures include purchases of property, plant and equipment and intangible assets.

(4)
Includes notes payable, bank loans, capital lease obligations and other debt.

(5)
Calculated as common stock less treasury stock.

(6)
Calculated as book value of total debt divided by the sum of the book values of total shareholders' equity and total debt at the end of the relevant period. See footnote 4 above for the definition of "total debt."

(7)
Source: AC&M-Consulting and our data. None of this data is derived from our audited consolidated financial statements.

(8)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of prepaid tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its "Jeans" and "SIM-SIM," or prepaid, subscribers.

(9)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(10)
Average monthly service revenue per subscriber is calculated by dividing our service revenues for a given period, including guest roaming and fees for connecting users of other operators' fixed line and wireless networks to our network, or interconnect fees, by the average number of our subscribers during that period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(11)
Subscriber acquisition costs are calculated as total sales and marketing expenses and handset subsidies for a given period divided by the total number of gross subscribers added during that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(12)
We define our churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. For Ukraine, the 2003 figure has been annualized based on the months of March through December 2003. The churn policy for "Jeans" and "SIM-SIM" subscribers in Ukraine was revised in 2004. Under the previous churn policy, the 2004 churn rate would have been 23%. For a detailed churn discussion see "Item 5. Operating and Financial Review and Prospects—Subscriber Data."

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        An investment in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment.

Risks Relating to Business Operations in Emerging Markets

  Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

        Investors in emerging markets such as the Russian Federation, Ukraine and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

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

        On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has not yet responded to the General Prosecutor's request.

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

        We are controlled by Sistema, which currently controls 54.3% of our outstanding shares. If not otherwise required by Russian law, resolutions at a shareholders' meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other shareholders and holders of our ADSs.

        As of December 31, 2007, Sistema has outstanding a significant amount of indebtedness, including $655.3 million of notes, of which $310.3 million matures in 2008 and $345 million matures in 2011, and $1,404.0 million outstanding under credit facilities with Vneshtorgbank, maturing at different times over 2010-2012. Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $402.6 million in 2005, $561.6 million in 2006 and $747.2 million in 2007. The indentures relating to our notes do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

        Sistema also owns an non-controlling interest in Sky Link CJSC, which operates on a CDMA-2000 standard in a number of key regions, including Moscow and St. Petersburg. Sky Link may pursue business strategies that specifically target high-end businesses and residential customers, which could result in increased competition for us.

  The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease of our revenues.

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as WiFi, WiMAX, EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

  A decline in relations between Russia and the other countries where we operate could materially adversely affect our business, financial condition, results of operations and prospects.

        We have operations in Russia, Ukraine, Uzbekistan, Turkmenistan, Belarus and Armenia and we may expand into other countries in the future. Some of these countries in the past have had strained relationships with Russia. Any new tensions between Russia and these countries or further declines in such relationships could materially adversely affect our business, financial condition and results of operations.

        For example, the relationship between Ukraine and Russia has been historically strained due, among other things, to Ukraine's failure to pay or delay in paying arrears relating to the supply of energy resources, Russia's introduction of an 18% value-added tax, or VAT, on Ukrainian imports, border disputes and the Russian gas monopoly Gazprom's decision to increase the price of natural gas sold to Ukraine. In addition, Ukraine's possible accession to NATO is a significant source of tension between Russia and Ukraine. A decline in Ukraine-Russia relations and any changes adversely affecting energy supplies from Russia to Ukraine and/or Ukraine's export of goods and services to Russia could materially adversely impact the Ukrainian economy, our Ukrainian operations and our financial condition, results of operations and prospects.

  We are in the process of transferring to a new billing system, which could have a material adverse effect on our business and results of operations in the short term.

        We have substantially completed implementation of a new billing system in Russia. The transition to the new billing system in the other countries where we operate will take longer to complete. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, we are still required to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience for subscribers in the short term. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

  The failure of our geographic expansion strategy could hamper our continued growth and profitability.

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our strategy contemplates the acquisition of additional operations within the CIS as well as the exploration of other selective opportunities in growing markets outside the CIS, particularly in Africa, the Middle East and Asia. These countries would represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of these businesses. In addition, we anticipate that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

        Our failure to identify attractive opportunities for expansion into new markets and to manage the operations of acquired or newly established businesses in these markets could hamper our continued growth and profitability, and have a material adverse effect on our financial condition, results of operations and prospects.

  If we cannot successfully develop our network or integrate our acquired businesses, we will be unable to expand our subscriber base and maintain our profitability.

        We plan to expand our network infrastructure by extending coverage and increasing the capacity of our existing network in the Moscow and regional license areas, as well as by further developing our operations in Ukraine, Uzbekistan, Turkmenistan and Armenia and making investments in MTS Belarus.

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

        We also may face risks during the course of our expansion into countries outside of the Russian Federation. Differing cultures and more uncertain business operating environments could lead to lower profitability and higher risks to our business. For example, see "—Legal Risks and Uncertainties—Our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of our acquisition and resulted in our write off of the costs relating to the purchase of Bitel, and we may face significant liabilities to the seller and Bitel."

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

  Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Mobile penetration in Russia and Ukraine reached 119% and 120%, respectively, as of December 31, 2007. While customer growth has been, and we expect it will continue to be, a principal source of revenue growth, increasing competition and market saturation will likely cause the increase in subscribers to continue to slow in comparison to our historical growth rates. As a result, we will need to continue to develop new services, including value-added, 3G, Blackberry services and others in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

  If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed line and mobile operators in Russia, Ukraine and other countries in which we operate. Fees for interconnection are established by agreements with network operators and vary, depending on the network used, the nature of the call and the call destination.

        In Russia, the government plans to privatize Svyazinvest, a holding company that controls Rostelecom, Russia's primary domestic and international long-distance operator, and certain regional fixed line operators. In Ukraine, the government plans to privatize Ukrtelecom, which has a market share of over 80% of all fixed line telecommunications services in Ukraine. The timing of these privatizations is not yet known, and it is currently unclear how these privatizations will affect our interconnection arrangements and costs.

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

        Under the Ukrainian Telecommunications Law, the National Commission for the Regulation on Communications, or the NCRC, is authorized to regulate the local tariffs for public telecommunications services rendered by fixed line operators within one geographical numbering zone, whereas mobile cellular operators (including MTS-Ukraine) are entitled to set their retail tariffs and negotiate interconnect rates with other operators. However, the NCRC would be entitled to regulate the interconnect rates of any mobile cellular operator declared a "dominant market force" by the Antimonopoly Committee of Ukraine, or the AMC. Although, according to AC&M-Consulting, MTS-Ukraine currently has over a 36.0% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. However, in 2007, the AMC initiated an investigation of the interconnection telecommunications market among mobile operators. After a preliminary review, the AMC determined that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to such mobile operator's own network. MTS-Ukraine submitted written objections to this preliminary finding which we understand the AMC is currently evaluating. However, if the AMC's final decision is consistent with its preliminary findings, the tariffs for mobile termination rates will be regulated and this, in turn, may lead to a significant decrease in both the interconnect revenues we receive as well as the interconnect fees we pay to other mobile operators in Ukraine, which could have a material adverse effect on our results of operations.

        In addition, we believe that the state owned fixed line operator monopolies, Ukrtelecom and UTEL, are currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed line operators' networks by mobile cellular operators. Such increases could cause our costs to increase, which could have a material adverse effect on our results of operations. Similarly, Ukrtelecom and UTEL may cause substantial decreases in interconnect rates for access to mobile cellular operators' networks by fixed line operators, which could cause our revenues to decrease and materially adversely affect our results of operations.

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

  A requirement to pay significant fees for frequency allocations could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency allocations. Although in recent years we have not been charged significant fees for frequency allocations in our license areas, we may in the future be required to make substantial payments for frequency channels that we use or additional frequency channels that we need in Russia or the CIS, which could have a negative effect on our financial results.

  We may not realize the benefits we expect to receive from our investments in third-generation, or 3G, wireless services, which could have a material adverse effect on our business and results of operations.

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media, awarded Megafon, Vimpelcom and us a license to provide 3G services in the Russian Federation. The 3G license will allow us to provide mobile radio telephone services using the IMT-2000/UMTS standard. Historically, mobile operators that have developed 3G networks have experienced various difficulties and challenges, including a limited supply of 3G-compatible handsets, limited international roaming capabilities, as well as 3G software and network- related problems. We may experience similar problems or encounter new difficulties when developing our 3G network and may be unable to fully resolve them. For example, we cannot be certain that:

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

  •
  our competitors will not offer similar services at lower prices; and

  •
  changes in the Russian government's policies, rules, regulations or practices will not affect our network rollout or our business operations.

        In addition, Russian military authorities also use frequencies on the 3G spectrum. During the construction of our 3G network, there is a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. If this overlap were to occur, it could cause problems or delays in the development and operation of our 3G network in Russia.

        In addition, we may face competition from operators using second generation or other forms of third generation technology. For example, licenses for the use of code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Currently, CDMA technology is offered by certain mobile operators in Russia who operate using the NMT-450 standard. If CDMA operators were able to develop a widespread network throughout Russia, we would face increased competition.

        In addition, the development of WiMAX networks, offering high-speed wireless data connections over a range of up to 30 miles, will likely pose additional competition for 3G providers operating in the IMT-2000/UMTS standard.

        Potential competition from other 3G, CDMA or WiMAX providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely affect our business, financial condition and results of operations.

  Service disruptions on our network could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        We are able to deliver services only to the extent that we can protect our network systems against damage from communications failures, computer viruses, power failures, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

        While we maintain back-up systems for our telecommunications equipment, network management, operations and maintenance systems, these systems may not ensure recovery in the event of a network failure. In particular, in the event of extensive software and/or hardware failures, significant disruptions to our systems could occur, leading to our inability to provide services. Disruptions in our provision of services could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

        Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins, viruses and similar events. Although our computer and communications hardware is insured against fires, storms and floods, we do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

  Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

        Each of our licenses requires service to be offered by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates. In addition, all of our licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction and interconnection rules, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. A suspension or termination of our licenses or other necessary governmental authorizations could have a material adverse effect on our business and results of operations.

  If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

        Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company, our shareholders and affiliates or our services could negatively affect this brand image, which could lead to loss of market share and revenues.

  Our intellectual property rights are costly and difficult to protect.

        We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Nonetheless, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. For example, in Russia, legislation in the area of copyrights, trade marks and other types of intellectual property was significantly changed in 2008, and Russian courts have limited experience in applying and interpreting the new laws.

        In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business and results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

  Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses expire in various years from 2008 to 2013 and may be renewed upon application to the relevant governmental authorities. For example, in December 2007, we renewed a key license for the provision of GSM standard cellular communications services in Russia through April 2013.

        Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

        In addition, the requirements in our current telecommunications licenses may not comply with the requirements set forth in the regulations that became effective from January 1, 2006. Although such non-compliance will not invalidate our licenses, the Federal Service for Supervision in the Area of Communications and Mass Media is requiring telecom operators to apply for amendments of all their licenses granted prior to January 1, 2004. We were not able to have all our licenses issued prior to January 1, 2004, amended prior to January 1, 2006, although we expect to complete this process by the end of 2008. We may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new licenses requirements.

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

        We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries of Sistema for advertising (Maxima and Mediaplanning), interconnection services (MTT), interconnection and telephone numbering capacity (MGTS, Comstar UTS and Svyazinvest), IT services and hardware purchases (Kvazar-Micro), banking services (MBRD), office leases (MGTS) and the purchase of a new billing system (Sitronics). Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm's-length transactions. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

  In the event that our minority shareholders or the minority shareholders of our subsidiaries were to successfully challenge past or future interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions that may be considered to be "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations and, as a result, it is possible that our and our subsidiaries' interpretation and application of these provisions will not be subject to challenge. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase of shares by the company and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring minority shareholder or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

  Our competitive position and future prospects depend on our senior managers and other key personnel.

        Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel. Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals. As a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the labor markets in these countries. We are not insured against the detrimental effects to our business resulting from the loss or dismissal of our key personnel. In addition, it is not common practice in Russia and the other countries where we operate to purchase key-man life insurance policies, and we do not carry such policies for our senior management and other key personnel. The loss or decline in services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

  All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen in early 2003 and is currently publicly sold in Russia.

        In January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. Following its theft, this database was available for sale in Russia. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen and are currently being sold.

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

  We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine. Increased competition, including from the potential entry of new mobile operators in the markets where we operate, may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

  If the Federal Antimonopoly Service was to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, the Federal Antimonopoly Service, or FAS, or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If FAS was to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

  If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling over 50% of a market or otherwise able to control the market conditions as a dominant force in such market. Companies controlling over 35% are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. As of April 2008, we were categorized by FAS as a company with a market share exceeding 35% in Moscow and the Moscow region, Ivanovo Region, Arkhangelsk Region and Nenets Autonomous District. In the event that we are found in the future to have a dominant position in any of our markets, FAS would have the right to regulate our tariffs and impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation— Competition, Interconnection and Pricing" for additional information.

        Additionally, MTS-Ukraine, which according to AC&M-Consulting, had a 36.0% market share of the Ukrainian wireless communications market as of December 31, 2007, can be categorized as a company with a dominant position in the market and become subject to certain government-imposed restrictions. While MTS-Ukraine is currently not categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the AMC, in April 2004. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were to be classified by FAS (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, FAS (or the AMC, as the case may be) would have the power to impose certain restrictions on their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous and/or set interconnect rates between operators that may adversely affect our revenues. Moreover, our refusal to adjust our tariffs according to such government-determined rates could result in the withholding of all our revenues for the benefit of the state. Additionally, restrictions on our expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from fully implementing our business strategy.

  If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," regulators may reduce our interconnection tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

        The Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. These regulations, which are in addition to those imposed under antimonopoly laws, provide for government regulation of interconnection tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer for all operators who intend to use such interconnection services. For additional information, see "Item 4. Information on the Company—B. Business Overview— Regulation in the Russian Federation."

        If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," regulators may reduce our interconnection tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

  We rely heavily on independent dealers to enroll new subscribers. Our failure to maintain and further develop our extensive distribution network of independent dealers may lead to a decrease in our subscriber growth rate, loss of market share and revenues.

        We enroll a vast majority of our subscribers through a network of independent dealers. Independent dealers have begun to consolidate their operations and, as a result, have increased their bargaining power when negotiating with mobile telecommunications operators, including us, and have been demanding contract terms and conditions that are less favorable to us. In addition, press reports suggest that certain of our competitors may enter into special preferential arrangements with large retail networks to promote their services to the detriment of other mobile operators on the Russian market. Moreover, if we fail to maintain and further develop our distribution network of independent dealers, we may be forced to significantly expand our customer service centers and points of sales at a faster rate than we initially intended and incur additional unexpected costs. We may also experience a decrease in our subscriber growth rate, loss of market share and revenues.

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

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. At December 31, 2007, our consolidated total debt, including capital lease obligations, was $3,401.7 million. Our interest expense for the year ended December 31, 2007, was $134.6 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2007, more than half of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk only with respect to approximately 20% of our floating interest rate debt. A result, our interest payment costs can increase if such indices rise.

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

        Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Sistema disposes of its stake in our company or a third party takes a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default, could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders' equity. If Sistema were to dispose of its stake in us, our company may be deprived of the benefits and resources that it derives from Sistema, which could harm our business.

  If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our GSM network. We spent $2,181.3 million in 2005, $1,722.0 million in 2006 and $1,539.5 million in 2007 for the fulfillment of our capital spending plans. In addition, the acquisition of 3G licenses and frequency allocations and the buildout of a 3G network will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

  •
  a deterioration in the Russian economy.

        Also, currently we are not able to raise equity financing through depositary receipts such as ADRs due to Russian securities regulations providing that no more than 35% (which, prior to December 31, 2005, and at the time of our initial public offering, was 40%) of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies.

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the U.S. dollar and/or euro can adversely affect our revenues reported in U.S. dollars and increase our costs in terms of local currencies. If local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the sale of hard currency in Turkmenistan and Uzbekistan may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in those countries.

        The exchange rate volatility and expected devaluation of the Turkmenistan manat over the next one to two years may also adversely affect our revenues from this market. In particular, from 1998-2007, the official Turkmenistan manat to U.S. dollar exchange rate was fixed at 5,200 manat per 1 U.S. dollar. In January 2008, a Presidential Decree was issued establishing a new official exchange rate at 6,250 manat per 1 U.S. dollar and a commercial exchange rate at which companies and banks can buy and sell currency of up to 20,000 manat per 1 U.S. dollar. In May 2008, an additional Presidential Decree changed the official exchange rate to 14,250 manat per 1 U.S. dollar, which will be reconsidered periodically. As conversion of local currency in Turkmenistan is subject to government regulations, it is difficult to predict the extent of further exchange rate fluctuations. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

  Inflation could increase our costs and adversely affect our results of operations.

        The Russian economy has been characterized by high rates of inflation. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may to lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

  Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

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

        In addition, Sistema, which currently controls 54.3% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its notes and in its credit facilities with Vneshtorgbank. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

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

        For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company's operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. The amount of net assets of some of our subsidiaries is below the minimum legal requirements. Although we are currently taking steps to remedy this and these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation.

Risks Relating to Our Countries of Operation

  Economic Risks

  Economic instability in the countries where we operate could adversely affect our business.

        Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Most notably, following the Russian government's default on its ruble denominated securities in August 1998, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in the immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a substantial decline in the prices of Russian debt and equity securities, and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the subsequent near collapse of the Russian banking sector, with the termination of banking licenses of a number of major Russian banks. This crisis had a severe impact on the economies of Russia and the other CIS countries.

        While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. Future economic downturns or slowturns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse affect on our business, financial condition and results of operations.

  The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

        In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        There is currently a limited number of sufficiently creditworthy Russian banks and few ruble-denominated financial instruments in which we can invest our excess ruble cash. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

  The physical infrastructure in Russia and Ukraine is in poor condition, which could disrupt our normal business activities.

        The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. In addition, the road conditions throughout Russia and Ukraine are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian and Ukrainian governments are actively considering plans to reorganize the nations' rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

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

        The economies of the countries where we operate are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, Ukraine and elsewhere in the CIS, and businesses in these countries could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia and Turkmenistan produce and export large amounts of oil and gas, the Russian and Turkmen economies are especially vulnerable to the price of oil and gas on the world market and a decline in the price of oil and gas could slow or disrupt the Russian and Turkmen economies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

        In addition, recent economic indicators suggest that the United States economy is currently in a downturn and may enter into a recession. To the extent that this downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing.

Political and Social Risks

  Political and governmental instability in Russia and the CIS could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Ukraine and the other CIS countries where we operate are similarly vulnerable.

        Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

  Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability.

        The Russian Federation is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, which can halt normal economic activity and disrupt the economies of neighboring regions. For example, violence and attacks relating to the Chechen conflict have spread to other parts of Russia and several terrorist attacks have been carried out in other parts of Russia, including Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of our shares and ADSs.

        In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the regional authorities in three regions in eastern Ukraine threatened to conduct referendums on creating a separate, autonomous region within Ukraine. Though the regional authorities backed down from these threats, and tensions in Ukraine subsided following the invalidation of the November election results and the new presidential election held in December 2004, the long-term effects of these events and their effect on relations among Ukrainians is not yet fully known. If such tensions in Ukraine are re-ignited in the future, our long-term planning ability and operations in Ukraine could suffer.

  Recent political turmoil in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Changes to the Ukrainian constitution introduced on January 1, 2006, shifted important powers from the president to parliament, including the right to name the prime minister and form a government. With these new powers, there is a risk that an impasse between the president and parliament could evolve into a protracted political struggle and cause Ukraine's economy to decline.

        Since 2005, Victor Yushchenko has served as Ukraine's president and Yulia Tymoshenko has served as prime minister. Mr. Yushchenko and Ms. Tymoshenko's tenure in office has been characterized by conflict and tension between them and their respective political factions. Any disruption or reversal of political reforms in Ukraine could cause a deterioration in the political, social and economic environment in Ukraine which, in turn, could have a material adverse effect on our operations in Ukraine and our business, financial condition and results of operations.

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

        The recent nature of much of the legislation in the CIS countries, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of these legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, legislation in these countries often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

  The judiciary's lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our shares and ADSs from obtaining effective redress in a court proceeding.

        The judicial systems in the countries where we operate are not always independent or immune from economic, political and nationalistic influences, and are often understaffed and underfunded. Judges and courts are generally inexperienced in the area of business, corporate and industry (telecommunications) law. Judicial precedents generally have no binding effect on subsequent decisions, and not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems in these countries can also be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in these countries difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

        These uncertainties also extend to property rights. For example, during Russia and Ukraine's transformation from centrally planned economies to market economies, legislation has been enacted in both countries to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

  Our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of our acquisition and resulted in our write off of the costs relating to the purchase of Bitel, and we may face significant liabilities to the seller and Bitel.

        In December 2005, our wholly-owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

        Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million.

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51% stake in Bitel, which was reflected in our annual consolidated financial statements for the year ended December 31, 2006.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase Option Shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold's claim.

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

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we recognized a liability in the amount of $170.0 million for the purposes of our annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended.

        In addition, three Isle of Man companies affiliated with us (KFG Companies) have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007 the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The ruling is now on appeal to the Isle of Man Staff of Government and a decision from that appellate court is expected sometime in 2008. It is not possible at this time to predict the outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (IPOC) although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

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

        Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. See also "—The regulatory environment for telecommunications in Russia, Ukraine and other countries where we operate or may operate in the future is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors."

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

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud, insider trading and fiduciary duties of directors and officers remain underdeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

  •
  the Federal Service for the Financial Markets;

  •
  FAS;

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

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of the shares and ADSs.

        While the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Companies Law, provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of the shares and ADSs.

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

        Our (or, as the case may be, our subsidiaries') obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

  It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders, including holders of our ADSs.

        On May 7, 2008, the Federal Law "On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State," or the Strategic Foreign Investment Law, came into force in Russia. This law sets forth certain restrictions relating to foreign investments in Russian companies of "strategic importance." Among others, companies with a dominant position in the Russian telecommunications market are considered to be strategically important and foreign investments in such companies are subject to regulations and restrictions to these companies set out by the Strategic Foreign Investment Law. For purposes of the Strategic Foreign Investment Law, a mobile telecommunications provider is deemed to be dominant if its market share in the Russian market exceeds 25%, as may be determined by FAS.

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by an authorized governmental agency, which has not been formed as of the date of this report. In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies are required to notify the authorized governmental agency about their current shareholding in such companies.

        Although FAS has not made its determination, it is likely based on our market share in Russia that we will qualify as a strategically important company. If we are formally classified by FAS as such, our current and future foreign investors will become subject to the notification requirements described above and our current and potential investors may be limited in their ability to acquire a controlling stake in, or otherwise gain control over, us. Such increase in governmental control or limitation on foreign investment could impair the value of your investment and could hinder our access to additional capital. In addition, the Strategic Foreign Investment Law contemplates the adoption of a number of implementing regulations. It is currently unclear how these regulations will affect us and our foreign shareholders, including holders of our ADSs.

  Reduction of the Calling Party Pays Settlement Rate and other regulatory changes in Russia may have a material adverse effect on our financial condition and results of operations.

        An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the Calling Party Pays, or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications and Mass Media and is known as the settlement rate. The settlement rate, however, does not cover our expenses for terminating calls initiated by subscribers of fixed line operators and, therefore, we partially offset the resulting losses by charging most of our subscribers an additional amount for the first minute of outgoing calls on some tariffs. Any reduction of the settlement rate could have a negative impact on our average monthly service revenues per subscriber and margins.

        In addition, potential regulatory changes that may be enacted in the future, such as mobile numbering portability and the introduction of new rules surrounding the mobile virtual network of operators could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial condition and results of operations.

  Changes in the Ukrainian Law on Telecommunications have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations.

        The new Ukrainian Law on Telecommunications also came into force on January 1, 2004. However, regulations implementing the new law have not yet been promulgated and certain regulatory bodies established by the new law have not yet commenced their regulatory functions. For example, the regulatory body tasked with regulating the telecommunications industry and issuing telecommunications licenses in Ukraine, the NCRC was formed in January 2005 and, in June 2005, began to perform its regulatory functions. However, the appointment of the NCRC members is currently being challenged in the Ukrainian courts. Although the first two court rulings confirmed the validity of the members' appointment, a hearing before the Higher Administrative Court of Ukraine is still pending. If the Higher Administrative Court invalidates the appointment of the NCRC members, uncertainty will ensue with respect to the NCRC and its role in the regulation of the Ukrainian telecommunications industry. Furthermore, in December 2007, the newly formed Cabinet of Ministers of Ukraine cancelled a number of decrees adopted by the previous Cabinet of Ministers including decrees relating to the appointment and dismissal of four out of the eight NCRC members. As a result, NCRC is unable to adopt decisions. This uncertainty may have an adverse effect on our business, financial condition and results of operations.

        In addition, the new Ukrainian Law on Telecommunications, among other things, may require companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. As, according to AC&M-Consulting, the market share of MTS-Ukraine in mobile telecommunications services in Ukraine was 36.0% as of December 31, 2007, implementation of the new law may materially adversely affect our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Legislation."

  The lack of a developed share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a developed share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

  Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects.

        Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes and property taxes, among others. The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax regulations. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

        In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Appealing the decision of the tax authorities can be a lengthy, onerous process. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper level tax inspectorates to review the results of previous tax audits conducted by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" an audit and ultimately seek penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect. See "Item 8. Financial information—8.A.7. Litigation—Tax Audits and Claims" for a description of the current audit by the tax authorities in respect of the years ended December 31, 2005, 2006 and 2007.

        Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

        In addition, we are precluded from participating in tenders for communications licenses or frequencies unless we provide confirmation from the tax authorities that we have no outstanding tax liabilities.

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

        In addition, a number of draft amendments to the transfer pricing law have been introduced and are currently being considered by the Russian Government. The implementation of these amendments would considerably toughen the existing law, as the proposed changes would, among other things, effectively shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

  The regulatory environment for telecommunications in Russia, Ukraine and other countries where we operate or may operate in the future is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.

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

Risks Relating to the Shares and ADSs and the Trading Market

  Government regulations may limit your ability to deposit shares into our ADS facility.

        Your ability to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, under Russian securities regulations, no more than 35% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs.

Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the new lower threshold does not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

        Because our ADS program is regularly at or near capacity, purchasers of our shares may not be able to deposit these shares into our ADS facility, and ADS holders who withdraw the underlying shares from the facility may not be able to re-deposit their shares in the future. As a result, effective arbitrage between our ADSs and our shares may not always be possible. Our shares are listed and trade on the Moscow Interbank Currency Exchange. Due to the limited public free float of our common stock, the public market for our shares is significantly less active and liquid than for our ADSs. The cumulative effect of these factors is that our shares may from time to time, and for extended periods of time, trade at a significant discount to our ADSs.

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

        In addition, although Russian securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. We cannot assure you that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The domestic tax rate applicable to dividends payable by Russian companies to non-resident individuals has been reduced from 30% to 15% effective from January 1, 2008. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States Russia income tax treaty") for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See "Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Consequences" for additional information.

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

        The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. The Russian tax laws do not give a clear indication as to how the sale of ADSs should be sourced, other than that income from the sale of securities "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria.

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

Item 4.    Information on Our Company

A.    History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. JSFC Sistema, or Sistema, currently owns 54.3% of our share capital. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. Our head office is located at Vorontsovskaya Street 5, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. We maintain a website at www.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the Deposit Agreement.

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network in the Russian Federation. We are recorded in the Unified State Register of Legal entities with registration number 1027700149124.

Expansion

  Russia

        In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our acquisitions in the last three years, see "Item 5. Operating and Financial Review and Prospects—Acquisitions" and Note 3 to our audited consolidated financial statements.

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

  •
  MTS Belarus made a one-time payment of $5 million (which was funded by a $5 million loan from us to it); and

  •
  we paid a total of $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

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

        Belarus had a population of approximately 9.8 million and a nationwide mobile penetration rate of approximately 73.4% as of December 31, 2007, according to AC&M-Consulting. We operate under the MTS brand in Belarus.

  Ukraine

        In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Commencing July 2007, we operate under the MTS brand in Ukraine.

  Uzbekistan

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million in cash. Since May 2006, we operate under the MTS brand in Uzbekistan.

  Turkmenistan

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash. Since October 2006, we operate under the MTS brand in Turkmenistan.

  Armenia

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telekom, the leading wireless operator in Armenia, for €260.0 million ($361.2 million as of the date of acquisition), and entered into call and put option agreement valid until 2012 for the remaining 20%. According to the sale and purchase agreement, an additional €50.0 million ($69.0 million as of the date of acquisition) will be paid to the sellers over the course of three years from 2008 to 2010 provided certain financial targets are met by K-Telekom. We also agreed to extend a €140.0 million ($194.5 million as of the date of acquisition) technical loan to the company to finance the repayment of payables for equipment and other liabilities due as of the date of acquisition.

        K-Telekom operates under the VivaCell brand in the GSM-900/1800 standard, covering the entire territory of Armenia.

Capital Expenditures

        We spent in total $1,539.5 million in 2007 for network development in Russia and the other countries where we operate, which included $1,316.7 million in cash expenditures on property, plant and equipment, and $222.9 million for the purchase of intangible assets. We expect to spend approximately $2.5 billion in 2008 for our current operations, including for GSM and 3G network development. We plan to finance our capital expenditures mostly through operating cash flows, and to the extent necessary, through additional external financing activities. The actual amount of our capital expenditures for 2008 may vary depending on subscriber growth and demand and network development. The capital expenditure estimate for 2008 excludes expenditures that may be made in connection with acquisitions of existing operators or new licenses. A breakdown of our capital expenditures in 2007 by country is set forth below.

        We spent in total $873.1 million in 2007 for acquisitions of subsidiaries, net of cash acquired. See also "Item 5. Operating and Financial Review and Prospects—Acquisitions."

  Russia

        We spent $918.8 million in 2007 for network development in Russia, including $738.5 million in cash expenditures on property, plant and equipment, and $180.3 million for the purchase of intangible assets.

  Belarus

        MTS Belarus spent $139.4 million in 2007 for network development in Belarus. MTS Belarus has developed GSM 900 and 1800 networks in Belarus' major cities and regions, including Minsk and the Minsk region, the Gomel region, the Mogilev region, the Grodno region, the Vitebsk region and the Brest region, as well as throughout certain major highways, including the Moscow-Brest highway and train route. MTS Belarus has also developed its network in certain areas near Belarus' border with Ukraine and Russia, and plans to further extend and improve the technical capabilities of its network throughout Belarus. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus' results are not consolidated in our financial statements.

  Ukraine

        We spent $544.9 million in 2007 for network development in Ukraine, including $519.4 million in cash expenditures on property, plant and equipment, and $25.5 million for the purchase of intangible assets.

  Uzbekistan

        We spent $30.1 million in 2007 for network development in Uzbekistan, including $15.7 million in cash expenditures on property, plant and equipment, and $14.4 million for the purchase of intangible assets.

  Turkmenistan

        We spent $31.8 million in 2007 for network development in Turkmenistan, which consisted of expenditures on property, plant and equipment.

  Armenia

        We spent $14.0 million during the period from September 14, 2007, the date on which we began consolidating K-Telekom's results, through December 31, 2007 for network development in Armenia, including $11.3 million in cash expenditures on property, plant and equipment, and $2.7 million for the purchase of intangible assets.

B.    Business Overview

        We are the largest provider of mobile cellular communications services in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine, in terms of subscribers, employing technology based primarily on GSM. In 2007, we generated net revenues of $8,252 million and had a subscriber base of 82.0 million (57.4 million in Russia, 20.0 million in Ukraine, 2.8 million in Uzbekistan, 0.4 million in Turkmenistan and 1.4 million in Armenia) at December 31, 2007.

        In addition to standard voice services, we offer our subscribers value-added services, including voice mail, short message service, or SMS, general packet radio service, or GPRS, and various SMS- and GPRS-based information and entertainment services (including multi-media message service, or

MMS). We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2007, we had bilateral roaming agreements with 501 wireless operators in 201 countries.

        We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers as of the end of, and net revenues for each of, the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
2003	16,719	$2,546,198
2004	34,224	$3,886,994
2005	58,194	$5,011,018
2006	72,858	$6,384,254
2007	81,970	$8,252,378

    (1)
    We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its "Jeans" and "SIM-SIM" subscribers. The subscriber amounts do not include MTS Belarus' subscribers.

        According to AC&M-Consulting, we had a 33% market share of total wireless subscribers in Russia at December 31, 2007. In Ukraine, we had a leading 36% market share at December 31, 2007, according to AC&M-Consulting. Our subscriber base continued to grow in 2008. At May 31, 2008, we had approximately 86.5 million subscribers, of which 60.9 million were in Russia, 19.4 million were in Ukraine, 4.1 million were in Uzbekistan, 0.6 million in Turkmenistan and 1.5 million in Armenia.

        Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2007, approximately 70% of our subscriber base was in Russia and approximately 24% was in Ukraine. For the year ended December 31, 2007, approximately 75% of our revenues came from operations in Russia and 19% from operations in Ukraine.

        Overall mobile cellular penetration in Russia was at approximately 119% at December 31, 2007, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was almost the same as in Russia at approximately 120% at December 31, 2007, according to AC&M-Consulting. According to our estimates, mobile cellular penetration in Uzbekistan, Turkmenistan and Armenia was at approximately 22%, 7% and 58% at December 31, 2007, respectively.

        As of December 31, 2007, we had licenses to operate in 84 regions of Russia with a population of approximately 142 million people, or approximately 98% of the country's total population, for the entire territory of Ukraine with a population of approximately 46.4 million people, for the entire territory of Uzbekistan with a population of approximately 26.9 million people, for the entire territory of Turkmenistan with a population of approximately 5.5 million people and for the entire territory of Armenia with a population of approximately 3.2 million people. As of December 31, 2007, we had commercial operations in 83 regions of Russia.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprised of 530 of our own sales and customer service centers and approximately 31,500 additional points of sale operated by our dealers, as of December 31, 2007.

        MTS Belarus had 3.8 million subscribers and a leading market share of 53.3% at December 31, 2007, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 4.0 million at May 31, 2008. Belarus, a country with a population of approximately 9.8 million, had a mobile cellular penetration rate of 73.4% at December 31, 2007, according to AC&M-Consulting.

Business Strategy

        Our primary strategic goal is to capture growth opportunities in the territories where we operate or are licensed to operate while at the same time increasing our efficiency and maintaining our overall profitability level. We strive to maintain and strengthen our market position by investing in network development, new technologies, product development and customer service. In addition, we intend to take advantage of opportunities to expand our presence in the CIS and other developing growth markets outside the CIS. In September 2007, our Board of Directors adopted the new "3+2" strategy, which is a modified version of our former "3+1" strategy.

        In accordance with the "3+2" strategy, our strategic focus is centered around the following three key growth principles:

  •
  Capture growth potential in core markets;

  •
  Value creation in developing markets; and

  •
  Development of wireless broadband in the CIS.

        In addition to the preceding three principals, our two other main strategic focus areas are:

  •
  Cost efficiency; and

  •
  Development of the MTS group.

        To achieve our goals and implement these principals, we plan to continue to undertake the following:

  •
  Expand and further develop our operations in the regions we currently service by focusing on increasing revenues in these markets;

  •
  Provide new and varied tariff plans as well as value-added services that appeal to our various subscriber segments, aiming in particular at enhancing the MTS brand perception and increasing subscriber loyalty;

  •
  Expand our operations and further develop our commercial services in CIS countries as attractive opportunities arise through acquisitions of existing operators or new licenses;

  •
  Explore other selective opportunities in growing markets outside the CIS—particularly in Africa, the Middle East and Asia—with the goal of sustaining double digit growth after 2010;

  •
  Enhance innovation and technology, especially in the more developed markets of Russia and Ukraine;

  •
  Continue technical and commercial rollout of 3G in Russia and Ukraine, and commence technical and commercial rollout of 3G in Uzbekistan and Armenia;

  •
  Acquire 3G licenses in other CIS countries and prepare for further 3G network development;

  •
  Develop and offer an attractive data service portfolio to stimulate the usage of 3G services;

  •
  Increase cost efficiency in the countries where we operate, including taking advantage of synergies and economies of scale within the CIS;

  •
  Become a leader with respect to the quality of our management, employees and company culture; and

  •
  Develop corporate and social responsibility activities.

        In recent years, we have rapidly expanded into the Russian regions and selected CIS countries by launching operations in territories for which we had licenses as well as through acquisitions of other mobile operators. Starting in 2003, we have become particularly focused on the integration of our existing businesses into a single company with a unified marketing approach and centralized network and operations management. In addition, we intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes. In 2006, we reorganized our corporate and management structure into a single corporate center and three business units, each of which is responsible for our operations in Russia, Ukraine and other foreign subsidiaries, respectively. This restructuring was aimed at increasing our efficiency and business focus through greater transparency and a clearer division of responsibilities between the corporate center and business units.

        Our capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2005, 2006 and 2007 were $2,181.3 million, $1,722.0 million and $1,539.5 million, respectively, and we expect to invest approximately $2,500 million in 2008. These investments are required to support the growth in our subscriber base by expanding and improving network capacity and to develop our network in new regions.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

  Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see Note 2 to our audited consolidated financial statements.

        Consistent with our efforts to increase operating efficiencies and integrate our existing businesses into a single company, from 2004 up to the date of this document, we have merged 21 of our wholly- and majority-owned Russian subsidiaries into MTS OJSC. In each case, these mergers were undertaken following the requisite shareholder and regulatory approvals, and we expect to merge with an additional 3 Russian subsidiaries during 2008.

  License Areas

        The following table shows, as of May 31, 2008, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region
	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan region	MTS OJSC	December 11, 2013	Astrakhan Mobile CJSC	October 18, 2011
Bashkortostan Republic	—	—	Bashcell CJSC	July 02, 2012
Bashkortostan Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Belgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic	—	—	MTS OJSC	April 28, 2011
Dagestan Republic	Dagtelecom LLC	June 05, 2013	—	—

Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Kostroma region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar territory	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2012	MTS OJSC	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orel region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Permsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov region	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Pskov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ryazan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2011	MTS OJSC	September 1, 2011
Smolensk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd region	—	—	Volgograd-Mobile CJSC	October 4, 2011
Vologda region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Aginski-Buryatski Autonomous District	Sibintertelecom CJSC	October 31, 2010	Sibintertelecom CJSC	October 31, 2010
Aginski-Buryatski Autonomous District	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Altaisk territory	MTS OJSC	September 8, 2010	MTS OJSC	September 8, 2010
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Amur region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Buryatiya Republic	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Chelyabinsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chita region	Sibintertelecom CJSC	January 1, 2011	Sibintertelecom CJSC	January 1, 2011
Chita region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Chukotsk Autonomous District	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Evenkia Autonomous District	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013

Jewish Autonomous region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Irkutsk region	MTS OJSC	December 30, 2013	—	—
Irkutsk region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Kamchatka region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Kemerov region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Khabarovsk Territory	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Koryakski Autonomous District(1)	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Krasnoyarsk Territory	MTS OJSC	December 21, 2010	MTS OJSC	September 13, 2011
Kurgan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Novosibirsk region	MTS OJSC	February 21, 2012	MTS OJSC	February 21, 2012
Omsk region	MSS OJSC	December 20, 2011	MSS OJSC	December 20, 2011
Primorsky Territory	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Sakha Republic (Yakutia)	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Sakhalin region	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Sverdlovsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Taimyr Autonomous District	MTS OJSC	December 21, 2010	MTS OJSC	September 13, 2011
Tomsk region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Ust-Ordynski Buriatsk Autonomous District	Primtelefon CJSC	April 28, 2013	Primtelefon CJSC	April 28, 2013
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Armenia
Armenia	K-Telekom	November 4, 2019	K-Telekom	November 4, 2019
Uzbekistan
Uzbekistan	Uzdunrobita	June 30, 2016	Uzdunrobita	June 30, 2016
Turkmenistan
Turkmenistan	BCTI	February 1, 2009	BCTI	February 1, 2009
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

(1)
Our regional license areas in which we have not commenced commercial operations as of the date of this document.

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Services Offered

  Network Access

        We primarily offer mobile cellular voice and data communication services to our subscribers on the basis of various tariff plans. In general, we offer tariff plans that do not require subscribers to pay a monthly subscription fee. However, certain tariff plans require subscribers to pay a monthly subscription fee and a per-minute charge for usage. See "Item 4. Information on Our Company—B. Business Overview—Tariffs."

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

        As of December 31, 2007, we had bilateral roaming contracts with 501 wireless operators in approximately 201 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2007, in addition to our network coverage area in 83 of the 85 regions of Russia, GSM service is available to our subscribers in the regions of Russia where we do not currently operate through our roaming agreements with 15 regional operators.

  Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

•	Blackberry	•	Call Barring	•	Call Waiting
•	Call Divert/Forwarding	•	Short Message Service, or SMS	•	Multi-Media Message Service, or MMS
•	Caller ID Display and anti-Caller ID Display	•	Mobile Office	•	Melody Ring Tones
•	Conference Calling	•	Voicemail	•	Missed Call Alert
•	WiFi	•	Mobile banking	•	Itemization of Monthly Bills
•	Location-Based Service, or LBS	•	Wireless Application Protocol, or WAP	•	Information and Directory Service
•	General Packet Radio Service, or GPRS	•	MTS-Connect	•	International Access Service
•	Intelligent call assistant	•	SIM-browser	•	WEB and WAP portal
•	APN remote access point	•	Point-to-point transfer	•	Real IP
•	Fixed Mobile Convergence	•	Unstructured Supplementary Services Data, or USSD	•	Automatic Customer Care System and Customer Care System via the Internet

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

Sales and Marketing

  Target Customers

        Our target customers historically included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, with mobile cellular penetration in these segments becoming saturated, we began to more aggressively promote our mobile cellular services to a much wider group of the population. Over time, we adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. In 2002, we launched a group of prepaid tariff plans with low connection and no monthly fees which appealed to mass-market subscribers. We also continue to actively target high-end customers who provide us with larger profit margins through high ARPU and MOU. For example, the "Profi" and "Exclusive" tariff plans offer a higher level of customer service, technical support and a wide range of services, including personalized service and support with minimum waiting time. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments.

        To promote subscriber loyalty, we offer discounts with respect to our tariff plans for customers willing to enter into extended contracts with us. This strategy also helps to mitigate churn rates among our subscribers in a highly competitive market.

  Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Uzbekistan, Turkmenistan and Armenia;

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

  Renewed Brand and Re-branding in Ukraine

        In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema group, including us. We believe that our new brand symbolizes leadership and a dynamic and innovative approach to doing business. The re-branding reflects a shift in our marketing strategy with a renewed focus on the simplification of our communications to the general public. One of the goals of our re-branding efforts is to create a simple set of tariff plans with clear advantages over our competitors and easy-to-understand descriptions of the wide range of our services and product offerings. In addition, we aim to simplify the purchasing experience for our customers by creating a universal format for our sales offices, transforming them into visually appealing, practical and convenient venues where buyers can obtain product information and test our latest products and services.

        The changes relating to our brand renewal had an impact on each of our operational regions. We launched a federal advertising campaign with new advertising and informational materials, and revised our website with the new brand and logo. We redesigned each of our sales offices with new signs that reflect the service standards and philosophy of the new brand.

        Under this universal brand, our subscribers have access to a wide range of telecommunications products and services, including Internet access, mobile and fixed-line telephones, single billing and a single interface for all of the subscriber's telecommunications needs. We believe that our re-branding efforts will increase our recognition among existing and potential clients, promote cross-sales of the companies using the brand and enhance subscriber loyalty.

        In July 2007, we launched the MTS brand in Ukraine. Prior to this date, we operated in Ukraine under the "UMC" brand. In connection with this re-branding effort, we have sought to retain our existing subscribers by continuing to provide high quality communications services, launching new services and introducing new tariff plans. We believe that the MTS brand is now well established in Ukraine. We also operate under the MTS brand in Uzbekistan, Turkmenistan and Belarus.

        In April 2008, we were named as one of the BRANDZ™ Top 100 Most Powerful Brands, a ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We are the first and only Russian company to join the ranks of the most powerful brands in the world.

  Sales and Distribution

        As of December 31, 2007, we had 382 of our own sales and customer service centers in Russia, 39 points of sale in Ukraine, 26 points of sale in Uzbekistan, 16 points of sale in Turkmenistan and 67 points of sale in Armenia. In response to the demand shift to mass-market subscribers, we have developed an extensive distribution network through independent dealers that operate numerous points of sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. In Russia, commencing January 1, 2006, we began linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive. In the six-month period from the date a subscriber is activated by a dealer, the dealer receives the lesser of the full commission amount or 50% of the revenues received from the subscriber during the period. We believe that this method for paying commissions to dealers provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited after a subscriber is activated. In Ukraine, starting from July 2007, we have fully re-designed our exclusive dealers' sales offices and began to link dealer commissions to the tariff package sold, category of subscriber, city of subscription and status of the dealer itself.

        The dealer commissions in Russia currently range between $4 and $120 per subscriber. Dealer commissions in Ukraine range from $1 to $60. We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission at the end of the month.

        During 2007, approximately 86% of our new subscribers in Russia and 96% in Ukraine enrolled through independent dealers, and we enrolled the remainder directly. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. Independent dealers have also begun servicing some aspects of our subscribers' accounts, such as activating international roaming, handling SIM card replacements and payment collection, as well as promoting our value-added services.

Competition

  The Russian wireless telecommunications market

        The Russian wireless telecommunications market is characterized by rapid growth in subscribers and revenues. As of December 31, 2007, overall wireless penetration in Russia was 119.1%, or approximately 172.9 million subscribers, according to AC&M-Consulting.

        Demand for wireless communications services in Russia has grown rapidly over the last ten years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, with more than 176 and 153 subscribers per 100 residents, respectively, at December 31, 2007, according to AC&M-Consulting. The average penetration rate in regional markets reached 109 subscribers per 100 residents at December 31, 2007.

        The following table sets forth key data on Russia's wireless telecommunications market:

	As of December 31,
	2003	2004	2005	2006	2007
	(Amounts in millions, except for percentages)
Subscribers(1)	36.2	74.4	125.8	151.9	172.9
Subscriber penetration	25%	51%	87%	105%	119%

Source: AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting and our own data, we accounted for 42.2% and 44.9% of subscribers in Moscow, 30.5% and 29.1% of subscribers in St. Petersburg and 33.7% and 33.2% of total Russian subscribers as of December 31, 2006 and 2007, respectively.

        The competition has evolved in recent years to exist primarily between us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2005, 2006 and 2007:

	As of December 31,
Operator
	2005	2006	2007
	(Amounts in millions)
MTS(1)	44.2	51.2	57.4
Vimpelcom(1)	43.1	48.1	51.7
MegaFon(1)	22.8	29.6	35.5
Others(2)	15.7	23.0	28.4

(1)
Subscriber information based on the relevant operator's data.

(2)
Source: AC&M-Consulting.

  Vimpelcom

        Vimpelcom, which operates GSM 900/1800 networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers.

        According to Vimpelcom, it had approximately 51.7 million subscribers in Russia at December 31, 2007, including 10.5 million in the Moscow license area. At December 31, 2007, according to AC&M-Consulting, Vimpelcom had a 34.9% market share in Moscow and a 29.9% market share of total wireless subscribers in Russia.

  MegaFon

        In addition to Vimpelcom, we also compete with MegaFon, which is the third largest GSM wireless operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800 licenses to operate in all 85 sub-federal political units of the Russian Federation.

        According to MegaFon, it had a subscriber base of 35.5 million in Russia at December 31, 2007, including 5.7 million subscribers in the Moscow license area. At December 31, 2007, according to AC&M-Consulting, MegaFon had a 34.4% market share in St. Petersburg and 20.5% market share of total wireless subscribers in Russia.

  Other Operators

        In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 8.6 million subscribers as of December 31, 2007. In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 5.1 million subscribers as of December 31, 2007. In certain regions of the Volga part of Russia, we compete with SMARTS, which had approximately 4.0 million customers as of December 31, 2007. In addition, in certain parts of Siberia, we compete with Sibirtelecom, which had approximately 4.3 million customers as of December 31, 2007. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

  The Ukrainian wireless telecommunications market

        Since 2003, the Ukrainian wireless telecommunications market has enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP billing arrangements and the launch of the new Beeline brand in April 2006 by Ukrainian Radiosystems, or URS, a wholly-owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS-Ukraine and Kyivstar who share 78.5% of the market, with 36.0% and 42.5%, respectively. Competition between these two companies is based on the service and network quality, prices and brand perception. The remaining key competitors in Ukraine are DCC/Astelit, operating under the Life brand, and URS, operating under the Beeline brand. Astelit and URS compete with each other primarily by offering aggressive pricing plans.

        In 2007, overall wireless penetration in Ukraine was 120%, or approximately 55.6 million subscribers, according to AC&M-Consulting and press releases from various Ukrainian mobile operators.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS-Ukraine and our competitors in Ukraine:

Operator	December 31, 2006	December 31, 2007	Coverage Area
	(amounts in thousands)
Kyivstar	21,510	23,604	Nationwide
MTS-Ukraine	20,003	20,004	Nationwide
DCC (Astelit)	5,550	8,820	Nationwide
URS (Vimpelcom)	1,876	2,646	Nationwide

Source: Subscriber information based the relevant operator's data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with 23.6 million subscribers as of December 31, 2007. Kyivstar is owned by Telenor and Alfa Group. Kyivstar offers wireless services using GSM 900/1800 technologies. Kyivstar is also licensed to provide fixed-line domestic long distance/international long distance, or DLD/ILD, services. DCC, beneficially owned by Turkcell, offers services in GSM 900/1800 standards under the Life brand through its subsidiary Astelit. URS is a wholly-owned subsidiary of Vimpelcom, which is beneficially owned by Alfa Group and Telenor. It has a nationwide GSM 900 license and a GSM 1800 license for major regions of Ukraine and provides wireless mobile services under the Beeline brand. Golden Telecom Ukraine, which also is owned by Vimpelcom, offers wireless services using GSM 1800 technology in the cities of Kiev and Odessa and has a nationwide roaming arrangement with URS.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band in November 2007.

  The Uzbekistan wireless telecommunications market

        The Uzbekistan wireless telecommunications market is characterized by low penetration rates. In 2007, overall wireless penetration in Uzbekistan increased from 10% to 22%, or approximately 5.9 million subscribers, according to AC&M-Consulting.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Uzbekistan and our competitors in Uzbekistan:

Operator	December 31, 2006	December 31, 2007	Coverage Area
	(amounts in thousands)
MTS-Uzbekistan	1,449.9	2,802.0	Nationwide
Unitel (Vimpelcom)	766.5	2,197.7	Nationwide
Coscom	297.3	690.0	Nationwide
Others	117.3	191.8	Major cities

Source: Subscriber information based on our estimates and AC&M-Consulting data.

        MTS-Uzbekistan offers wireless services in Uzbekistan using GSM technologies. As of December 31, 2007, it had 2.8 million subscribers and a 47.6% market share. In Uzbekistan, we compete primarily with Unitel, a GSM operator owned by Vimpelcom with 2.2 million subscribers and a 37.3% market share as of December 31, 2007. We also compete with Coscom, a GSM operator beneficially owned by TeliaSonera with 0.7 million subscribers and an 11.7% market share as of December 31, 2007.

        In April 2007, we were allocated 2,500-2,700 MHz frequencies allowing us to provide WiMAX services on the entire territory of Uzbekistan and plan to offer access to the Internet using WiMAX in 2008.

        In April 2007, we were also allocated a 3G license valid through 2016 covering the entire territory of Uzbekistan. We plan to launch our 3G network in Uzbekistan in 2009.

  The Turkmenistan wireless telecommunications market

        The Turkmenistan wireless telecommunications market is characterized by low penetration rates. In 2007, overall wireless penetration in Turkmenistan increased from 3.2% to 7.4%, or approximately 404,260 subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitor in Turkmenistan:

Operator	December 31, 2006	December 31, 2007	Coverage Area
	(amounts in thousands)
MTS-Turkmenistan	183.8	356.3	Nationwide
Altyn Asyr	37.0	48.0	Nationwide

Source: Subscriber information based on our estimates.

        MTS-Turkmenistan offers wireless services using GSM 900 and GSM 1800 technologies. In Turkmenistan, we compete only with a state-owned GSM operator Altyn Asyr with 48,000 subscribers as of December 31, 2007.

  The Armenian wireless telecommunications market

        As of December 31, 2007, overall wireless penetration in Armenia was 58.0%, or approximately 1.9 million subscribers, according to AC&M-Consulting.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of Viva-Cell and our competitor in Armenia:

Operator	December 31, 2006	December 31, 2007	Coverage Area
	(amounts in thousands)
VivaCell (MTS)	831.0	1,381.3	Nationwide
ArmenTel (Vimpelcom)	452.0	487.2	Nationwide

Source: Subscriber information based on our estimates.

        In September 2007, we acquired an 80% stake in K-Telekom, a mobile operator in Armenia operating under the VivaCell brand and offering wireless services using GSM 900 and GSM 1800 technologies throughout the territory of Armenia. As of December 31, 2007, VivaCell had 1.4 million subscribers and a 73.9% market share according to AC&M-Consulting. In Armenia, we compete with ArmenTel, a fixed-line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed-line communications with CDMA equipment.

        K-Telekom is licensed to offer 3G services in the UMTS standard throughout Armenia pursuant to its wireless services license. In October 2007, K-Telekom was allocated frequencies valid for 10 years to offer 3G services in the UMTS standard on the entire territory of Armenia.

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

        The following table shows the mix between prepaid and other subscribers, such as contract and corporate customers, for Russia and Ukraine for the periods indicated:

	At December 31,
	2005	2006	2007
Russia
Prepaid	88%	90%	88%
Other	12%	10%	12%
Ukraine
Prepaid (including SIM-SIM)	90%	93%	92%
Other	10%	7%	8%

        We are actively seeking to migrate our customers from advance payment plans to credit payment plans in an effort to stimulate ARPU and reduce churn. We endeavor to mitigate the risk of bad debt through the implementation of credit scoring algorithms that assess and help manage the risk of potential bad debt.

        We currently have a unified system of tariff plans offered to subscribers throughout Russia. The unified system is aimed at achieving such benefits as clarity, simplicity and transparency for prospective subscribers by offering the same set of tariff categories throughout Russia. Under each tariff category, we offer different tariff plans with different connection fees, per minute call charges and a wide range of value-added services. Although we offer the same categories of tariff plans throughout Russia, the prices of these plans differ from region to region taking into account such factors as the average income, competitive environment and subscriber needs in a particular region. Generally speaking, our tariff plans are more expensive in the Moscow license area than in other license areas.

        Prior to January 1, 2007, our tariffs in Russia were primarily denominated in "conventional units" based on the U.S. dollar converted to rubles at a certain exchange rate, except for some regions of Russia where tariffs were quoted in rubles. Due to the enactment of regulatory changes in Russia prohibiting companies from establishing prices in currencies other than rubles as well as the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. All tariffs presented below are expressed in U.S. dollars converted from rubles using exchange rate as of December 31, 2007.

        By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

        Currently, each of our tariff plans combines different monthly network access fees (with the exception of the prepaid tariff plans), per minute usage charges and value-added services in packages designed to appeal different market segments. Our tariff plans are designed to be simple and appeal to a particular segment of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into four categories—"Prepaid," "Maxi/Profi," "Exclusive" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. Starting in June 2006, we launched a new line of prepaid tariff plans allowing subscribers to choose among several plans the ones that best meet his or her wireless telecommunications needs and preferences. For example, we offer a tariff plan geared towards students and youth, permitting inexpensive calls between subscribers of the same plan and a discounted price on SMS and MMS. We also offer a family-oriented tariff plan that permits family members to make calls among themselves at discounted prices. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. There are at least four prepaid plans available in each of the Russian regions where we operate. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message to a designated number.

  •
  Maxi/Profi:  "Maxi" and "Profi" tariff plans are geared toward mid- and heavy users who use their mobile phones for personal and business communications. These plans feature unlimited on-net calls as well as monthly fees for a certain predetermined number of minutes and reduced fees for subscribers who exceed this limit. "Profi" subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, or CLIP, conference calling, call transferring and call waiting/holding. Regular subscribers of the "Profi" plans are provided an additional 15% discount on their local and mobile calls and a 15% increase of allotted minutes at no extra charge. In addition, subscribers of some of the "Profi" plans are offered access to our personal customer care service and credit payment system.

  •
  Exclusive:  "Exclusive" tariff plans are designed for heavy users who call primarily within the Moscow region. "Exclusive" subscribers are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. For those "Exclusive" subscribers issued a local number, monthly fees start from $293 and those using a federal number pay from $172 per month. Such monthly fee of "Exclusive" subscribers includes a 15% discount.

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

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2007, the per-minute tariff for local calls within the MTS network varied from $0.005 per minute to $0.24 per minute. Different rates apply to local calls to other networks and vary from $0.02 per minute to $0.24 per minute. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $1.31 per minute for calls to Europe to $2.42 per minute for calls to other parts of the world. Our value-added services, such as Caller ID and Call Waiting, are included in all current tariff plans at no additional charge and carry a charge of up to $1.98 per month in those tariff plans that are no longer offered by us, depending on the plan and the region. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

        We also offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007, we developed new tariff plans that focus on the differing needs of subscribers in the various market segments.

        These plans are divided into four main categories, each promoted under its own brand:

  •
  "MTS-Ukraine," a set of postpaid and prepaid tariff plans designed to appeal to mass-market subscribers;

  •
  "MTS-Ukraine Business," a set of postpaid contract tariff plans designed to appeal to business segment subscribers, offering special prices for calls among corporate subscribers;

  •
  "Jeans-MTS," a set of prepaid tariff plans designed for youth subscribers, offering special prices and a set of attractive value-added services with voice and image content; and

  •
  "Ecotel," a set of prepaid low-tariff plans for budget subscribers, offering among the lowest tariffs for voice calls in Ukrainian mobile market.

        As of December 31, 2007, the standard per minute tariff for calls in Ukraine varied from $0.01 per minute to $0.36 per minute. The standard per minute tariff for calls made within the MTS-Ukraine network ranged from $0.001 per minute to $0.17 per minute. Higher rates applied to international calls ranging from $0.2 per minute to $6.2 per minute. All tariffs for MTS-Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the exchange rate as of December 31, 2007.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate and exclusive clients, in an advance-payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2007, approximately 86% of our consolidated subscriber base was enrolled in the advance-payment program and 14% used the credit system.

        Our advance-payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid on time, the customer may be liable for a late payment charge of up to 0.3% of the amount due for each day payment is past due. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2007, subscribers using the credit system of payment had credit limits of up to $1,000 for individuals and $20,000 for key corporate customers in Russia. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we can block the telephone number until the invoice is settled.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance-payment system. In furtherance of this effort, during 2007, we introduced the new

"Credit" service, which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2007, subscribers using the "Credit" service had a maximum credit limit of $16. When the limit is reached, we block the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for the usage. The invoice is delivered via SMS and should be settled within 21 days. If the invoice is not paid 7 days prior to the due date, the system sends an additional reminder. The telephone number is blocked after the 21st day, even if the credit limit is not reached at that time.

        We are in the final stage of replacing multiple billing systems used by us in the different countries and regions where we operate with a new unified billing system, which will allow us to offer all of our subscribers a uniform and consistently high level of service. The new billing system is also capable of monitoring account usage in real time and provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. In addition, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our old billing system could not support such a service. We are currently in the process of migrating subscribers of operators recently acquired by us in Russia onto the new billing system. We believe we will complete this process in Russia during 2008, while the transition to the new billing system in the other countries where we operate will take longer to complete.

        In Russia and Ukraine, we offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

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

        During 2006, we launched the call center performance management program to improve subscriber accessibility to customer services and establish higher standards of customer care through all of our call centers. Pursuant to this program, we successfully implemented the intellectual routing of calls designed to provide our most valuable and loyal customers with quicker access to customer support services when calling us. We are also continuing to transform our call centers into effective channels for client relationship management, or CRM. In 2007, we selected a supplier for CRM software and our CRM system is currently being developed according to our functional requirements.

        We have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. In 2007, we significantly reduced the average processing time per claim through online processing. We have also continued to develop our proactive subscriber retention system, and have launched over 250 proactive retention campaigns based on the results of subscriber churn prediction analytical models.

        We additionally intend to expand our chain of exclusive mono-brand sales offices which, in addition to enrolling new subscribers and selling handsets and other equipment, will offer customer service assistance to existing subscribers.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 3.8 MHz of spectrum in the Zakarpattya region to 2 × 7.8 MHz in Donetsk region. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations.

        We believe that we have been allocated adequate spectrum in each of our license areas.

GPRS and Internet Access

        In many regions, we have upgraded our network to enable us to offer GPRS services, which permit our subscribers access to the Internet, WAP and MMS. As of December 31, 2007, GPRS services were available to our subscribers in 83 regions of Russia. We also offered GPRS services in all regions of Ukraine. In addition, we have provided international GPRS roaming to our subscribers since 2004, enabling them to use various GPRS-based services while traveling abroad.

        In 2005, we commercially launched EDGE services in the Moscow metropolitan area and expanded EDGE services in 2006-2007 to cover the most developed markets where we operate. EDGE is a high-speed, high-quality data transfer application capable of transmitting streamline video and TV programs onto mobile phones. At present, EDGE services are available to our subscribers in 42 regions of Russia.

        We also offer the MTS-Connect service, which allows our subscribers to get mobile internet access through a GPRS/EDGE/3G connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in 83 regions of Russia and 130 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in May 2005 to offer BlackBerry services to our subscribers. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and expect to start providing these services in Russia in June 2008. We also expect to launch BlackBerry services for mass market subscribers in Ukraine beginning in June 2008 and in Russia in August 2008. We are the first mobile operator to offer BlackBerry services in the CIS.

Third-Generation Technology

        The key benefit of a third-generation network, using UMTS technology, is the ability to provide subscribers with faster data download speeds with top download capacity using HSPA technology up to 3.6 Mbit per second. This is over ten times faster than the currently available 2G EDGE technology.

        In July 2006, MTS-Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007 and currently offer the following services to our CDMA 450 subscribers in Ukraine: wireless virtual data transmission networks, remote access to corporate subscribers, high-speed access to the Internet and multimedia services, such as video-on-demand.

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. We expect that our 3G network will use 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies, and will compliment our existing GSM network. We have conducted trials of third-generation networks utilizing rented network equipment. On May 28, 2008, we announced the commercial launch of our 3G network in St. Petersburg and the technical readiness of our 3G networks for commercial launch in other cities.

        In addition, the Communications and Information Agency of Uzbekistan allocated a 3G/UMTS license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. During 2007, we selected an equipment supplier and began the development our 3G network in Uzbekistan. We aim to launch the 3G network in Uzbekistan in 2009 and expect that the 3G network will compliment our existing GSM network in Uzbekistan. Subscribers outside the 3G network's coverage will automatically be switched to the GSM network.

        In Armenia, our subsidiary K-Telekom is licensed to offer 3G services and, in October 2007, was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. We plan to commence development of a 3G network in Armenia in 2009.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use site development software supplied mainly by Aircom International to assess new sites so that the network design and site development are coordinated. Our software in Russia and Ukraine can create digital cellular coverage maps of our license areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from 1 to 55 years, with the term of a majority of agreements being 3 to 5 years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 and UMTS base stations at some of the same sites.

        To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Interconnect Arrangements and Telephone Numbering Capacity

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "local" 7-digit numbers and "federal" 11-digit numbers. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in the other regions of Russia and in Ukraine, including the public switched telephone network operator in the city of Moscow, MGTS, as well as other companies within the Comstar group, all of which are affiliated with Sistema, and Ukrtelecom, UTEL, Golden Telecom and other public switched telephone network operators in Ukraine. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." We have also built our own local networks in certain cities within Russia to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnection services to other operators on the zonal level in all regions of Russia. Zonal/local interconnection typically entails payment of a one-time connection fee, a monthly fee per point of interconnection and a usage charge based on minutes of traffic.

        To provide our subscribers in Russia with domestic and international long distance services, we have interconnection agreements with Rostelecom, Interregional Transit Telecom, or MTT (an affiliate of Sistema), Golden Telecom (subsidiary of Vimpelcom) and other operators. Most interconnect fees payable for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee, a monthly fee per point of interconnection and usage by minute which vary depending on the destination called.

        Russian legislation requires that PSTNs not refuse to provide interconnection or discriminate against one operator in comparison to another, and the interconnect rates of PSTNs are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation— Competition, Interconnection and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code has been introduced in order to increase the Moscow numbering capacity. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Russian regulator subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into new arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2007, we had numbering capacity (federal and local) for over 18.5 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        Interconnection and traffic transit between the networks of mobile operators in Russia occur through direct channels connecting the switches of the different mobile operators within the same city, or through the network of transit long distance operators, which connect the networks of different mobile operators in different cities. MTT is the primary transit long distance operator providing interconnection and traffic transit services between cellular operators.

        In Ukraine, mobile operators are allocated numbering capacity by the NCRC. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. However, the numbering capacity for fixed network development is insufficient.

Network Monitoring Equipment

        We have operation and maintenance centers in major cities throughout Russia. We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

        Our networks in Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus are monitored by our local operations and maintenance centers in each country. In addition to monitoring performance of the network, these operations and maintenance centers analyze network quality parameters and provide reports and recommendations to management.

Handsets

        Almost all of our handset sales in 2007 consisted of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine. For the year ended December 31, 2007, we provided net handset subsidies of $21.0 million in Ukraine. These subsidies are expected to be compensated within two years of a subscriber's enrollment through the subscriber's usage of our services. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future.

        We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. We offer approximately 400 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Samsung and Nokia. Dual-band handsets range in cost from approximately $30 to $1,550. We are not dependent on any particular supplier for handsets. We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending from $1 to $299 on such accessories in addition to the cost of the handset.

        In 2007, we decreased our selling activities in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In addition, from January 1, 2008, we have been reducing our purchases of handsets and accessories for resale and focusing instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell at them at our sales outlets for a commission. We also have begun renting sales office space to third-party dealers who sell handsets and equipment under our brand name and are required to follow standards set by us relating to assortment, pricing, quality of goods and quality of customer service.

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

        The new Federal Law on Communications came into force on January 1, 2004 and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to the enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. The lack of interpretive guidance from the regulatory authorities regarding the new regulations and the uncertainty surrounding their compatibility with the regulations still in effect impedes our ability to assess effectively the full impact of the new regulations under the Federal Law on Communications on our business.

        The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, while under the previous law, the Ministry of Communications issued licenses for the provision of wireless communications services at its own discretion, under the new law, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the new law provides for the establishment of a "universal services reserve fund" which is funded by a levy imposed on all telecommunications service providers, including us. The Federal Law on Communications also attempts to simplify the succession of licenses to merged or otherwise reorganized companies by instituting a license re-issuance procedure, whereas under the previous law, merged or reorganized companies were required to apply to the Ministry of Communications for the issuance of a new license in such circumstances.

  Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. The system of regulation is still evolving and further changes are expected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Political and Social Risks—Political and governmental instability in Russia and the CIS could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

        The Ministry of Communications and Mass Media is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. The Ministry may issue regulations in the area of communications if authorized to do so by federal legislation (including presidential and governmental decrees).

        The following bodies also regulate the telecommunications industry.

        The Federal Service for Supervision in the Area of Communications and Mass Media is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

  •
  the issuance of licenses and permissions in the area of communications and information technologies;

  •
  the registration of radio-electronic and high-frequency equipment;

  •
  the assignment of radio frequencies based on decisions taken by the State Radio Frequencies Commission and registration of such assignments;

  •
  the allocation of numbering capacity;

  •
  the technical supervision of networks and network equipment throughout Russia;

  •
  the monitoring of compliance by network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated and assigned to them;

  •
  the enforcement of equipment certification requirements;

  •
  the examination of electromagnetic compatibility of equipment with existing civil radio-electronic equipment;

  •
  the organization of tenders with respect to licenses in the sphere of communications; and

  •
  the control of activity in processing of personal data.

        The Federal Agency of Communications is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including the certification of equipment for compliance with technical requirements.

        The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Communications and Mass Media which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

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

  Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Federal Law on Communications, and, with regard to wireless telecommunications services, on the Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services, enacted in June 1998. Under these regulations, effective January 1, 2004, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications and Mass Media. Officials of the Federal Service for Supervision in the Area of Communications and Mass Media have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  receive a license from the Federal Service for Supervision in the Area of Communications and Mass Media to provide communications services;

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision in the Area of Communications and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision in the Area of Communications and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision in the Area of Communications and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility.

        Under the old Federal Law on Communications and related licensing regulations, the transfer of a license, including assignment or pledge of a license as collateral, was prohibited except for transfer of licenses for the provision of wireless telecommunications services awarded through a competitive tender. Effective January 1, 2004, the prohibitions on the transfer of licenses were relaxed and, in particular, in case of mergers, licenses may be re-issued upon application by a transferee as a new license holder following the transfer. Additionally, the Ministry of Communications and Mass Media has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

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

        In addition to licensing fees, a government decree enacted on June 2, 1998, requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Furthermore, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by subscribers.

        The Federal Law on Communications empowers the Russian government to determine and annually review the list of licensing requirements applicable to various communication services being licensed. The list of licensing requirements was enacted by Government Decree No. 87 dated February 18, 2005, as amended. Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards and certain other terms and conditions. We have either commenced service by the applicable deadline or received an extension of the applicable deadline for all of our licenses.

  Equipment Certification

        Government Decree No. 896 adopted on December 31, 2004, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proved in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All networks of our telecommunications subsidiaries must be certified. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 of October 12, 2004, as amended, manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications and Mass Media. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties. Failure to receive such certification could result in the mandatory cessation of the use of such equipment.

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

  •
  permanent use of a subscriber's line; and

  •
  local, intra-zone and DLD calls.

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

        The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. We are categorized by the Federal Antimonopoly Service as a company with a market share exceeding 35% in Moscow and the Moscow region, Ivanovo Region, Arkhangelsk Region and Nenets Autonomous District. See also "Item 3. Key Information—D. Risk Factors—Risks

Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations."

        The Federal Law on Communications provides for a special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. In particular, the Federal Law on Communications and implementing rules adopted by Government Decrees No. 161, dated March 28, 2005, and No. 627, dated October 19, 2005, both effective from January 1, 2006, provide for government regulation of interconnection tariffs established by such operators. In addition, such operators are required to develop standard interconnection contracts and publish them as a public offer for all operators who intend to use such interconnection services. Notwithstanding the above, fixed line operators not considered to occupy a "substantial position" and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

        In March 2006, the Federal Law on Communications was amended to incorporate a CPP scheme effective as of July 1, 2006. Prior to the implementation of the CPP principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications and Mass Media and is known as the settlement rate. The settlement rate, however, does not cover our expenses for terminating calls initiated by subscribers of fixed line operators and, therefore, we partially offset the resulting losses by charging most of our subscribers an additional amount for the first minute of outgoing calls.

Regulation in Ukraine

  Regulatory Authorities

        The State Department on Communications and Informatization, or SDCI (formerly the State Committee on Communications and Informatization, or SCCI), regulated the telecommunications industry through December 31, 2004, largely through the issuance of regulations, establishment of requirements relating to the quality of telecommunications services and technical requirements relating to telecommunications networks and facilities. The SDCI also supervised the technical conditions and development of the telecommunications industry, including the development of standards and technical rules and supervision of the GSM, D-AMPS, NMT and TDMA networks. The SDCI was established in September 2004 as a division of the Ministry of Transport and Communications of Ukraine, or MTCU. The MTCU was established in July 2004 as a result of the merger of the Ministry of Transport and the SCCI. The SDCI is headed by a director nominated by the Minister of Transport and Communications and appointed by the Cabinet of Ministers of Ukraine. Following its establishment in January 2005, the NCRC assumed most of the SDCI's functions. The SDCI remains responsible mainly for establishing and overseeing technical policies and standards.

        The National Commission for the Regulation of Communications, or NCRC, established in January 1, 2005, pursuant to the new Telecommunications Law described in "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Legislation" below, is an independent regulatory body consisting of seven members and a chairperson. The members and chairperson of the NCRC are nominated by the Prime Minister and appointed by the President of Ukraine for a five-year term. The NCRC is responsible for issuing licenses for telecommunications services commencing January 1, 2005, as well as various other responsibilities of the SDCI from that date. The SDCI, on the other hand, remains responsible mainly for establishing and overseeing technical policies and standards.

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

        The Antimonopoly Committee of Ukraine, or the AMC, is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

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

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, is assigned many functions previously held by the SDCI. The NCRC is authorized, inter alia, to issue regulations for telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The powers of the SDCI in the telecommunications area are now relegated primarily to that of technical standards overseer.

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

        Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than 5 years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCRC at least four months prior to the expiration of the license term. NCRC officials have broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCRC must award licenses on a first come-first served basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCRC may adopt a decision to limit the number of licenses. In this event, the law requires that such decision is made public along with the rationale and that the licenses be allocated through a tender.

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

  •
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

        Although MTS-Ukraine has a 36% market share of the wireless communications market in Ukraine as of December 31, 2007, it has not been declared a dominant market force by the AMC. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified MTS-Ukraine and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of MTS-Ukraine and Kyivstar qualified as having a dominant position in the market. The AMC offered MTS-Ukraine and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. In December 2004, the AMC announced its issuance of a decision in which it confirmed that neither MTS-Ukraine nor Kyivstar qualified as having a dominant position in the wireless communications market.

        In November 2005, the AMC recommended that MTS-Ukraine and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, MTS-Ukraine responded by notifying the AMC that it had partially abolished the connection fees it charged to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. The AMC has not taken any further actions relating to this matter.

        In 2007, the AMC initiated an investigation of the interconnection telecommunications market among mobile operators. After a preliminary review, the AMC determined that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to such mobile operator's own network. MTS-Ukraine submitted written objections to this preliminary finding which we understand the AMC is currently evaluating. However, if the AMC's final decision is consistent with its preliminary findings, the tariffs for mobile termination rates will be regulated and this, in turn, may cause a significant decrease in both the interconnect revenues we receive as well as the interconnect fees we pay to other mobile operators in Ukraine.

  Tariffs

        Telecommunications tariffs are regulated by the NCRC for:

  •
  "public telecommunication" services;

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

        In May 2006, the NCRC established maximum tariffs for both fixed-line public telecommunications services and for access to wireless networks from fixed-line networks.

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

        In 2007, the AMC initiated an investigation of the interconnection telecommunications market among mobile operators and issued a preliminary finding that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to such mobile operator's own network. As a result, the interconnection fees charged by these operators for terminating calls connecting to their respective networks may be subject to regulation. See "—Competition."

Seasonality

        Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in the summer from urban areas to more rural areas where fixed line penetration is relatively low, as well as an increase in roaming revenues and guest roaming revenues during these quarters. Quarterly trends can also be influenced by a number of factors, including new marketing campaigns and promotions, and may not be consistent from year to year.

C. Organizational Structure

        The table below presents our significant operating and holding entities, the places of incorporation and our ownership interests therein as of December 31, 2007.

	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
MTS Finance(1)	Consolidated	100.0%	Luxembourg
MTS-Capital	Consolidated	100.0%	Russia
UMC	Consolidated	100.0%	Ukraine
Volgograd Mobile	Consolidated	100.0%	Russia
Astrakhan Mobile	Consolidated	100.0%	Russia
Mar Mobile GSM	Consolidated	100.0%	Russia
Primtelefon	Consolidated	100.0%	Russia
MSS(2)	Consolidated	91.0%	Russia
MTS-Kostroma	Consolidated	100.0%	Russia
Novitel	Consolidated	100.0%	Russia
Uzdunrobita	Consolidated	100.0%	Uzbekistan
Sibintertelecom	Consolidated	100.0%	Russia
BCTI	Consolidated	100.0%	USA
Sweet-Com	Consolidated	74.9%	Russia
MTS-Bermuda(3)	Consolidated	100.0%	Bermuda
Dagtelecom	Consolidated	74.9%	Russia
K-Telekom	Consolidated	80.0%	Armenia
Bashcell	Consolidated	100.0%	Russia
MTS Belarus	Equity	49.0%	Belarus
TS-Retail	Equity	25.0%	Russia
Coral/Sistema Strategic Fund	Equity	35.0%	USA

(1)
Represents beneficial ownership interest.

(2)
We have since acquired the remaining 9% stake in MSS in 2008.

(3)
A wholly-owned subsidiary established to repurchase our ADSs.

D. Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldg. 1, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldg. 2, 5 Vorontsovskaya Street Bldg. 1, 5 Vorontsovskaya Street Bldg. 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 2, 9 Magnitogorskaya Street and 6 Vtoroy Vyazovskiy Proezd, which we use for administration, sales and other service centers as well as operation of mobile switching centers. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

        Of the 23,377 base stations comprising our network in Russia as of December 31, 2007, 14,494 operated in the 900 MHz band and 8,883 operated in the 1800 MHz band. We also operated 591 base station controllers and approximately 169 switches in Russia as of December 31, 2007.

        Of the 11,583 base stations comprising our network in Ukraine as of December 31, 2007, 4,633 operated in the 900 MHz band and 6,950 operated in the 1800 MHz band. We also operated 302 base station controllers and 39 switches in Ukraine as of December 31, 2007.

        Of the 1,526 base stations comprising our network in Uzbekistan as of December 31, 2007, 618 operated in the 900 MHz band and 908 operated in the 1800 MHz band. We also operated 33 base station controllers and 20 switches in Uzbekistan as of December 31, 2007.

        Of the 178 base stations comprising our network in Turkmenistan as of December 31, 2007, 87 operated in the 900 MHz band and 91 operated in the 1800 MHz band. We also operated 7 base station controllers and 1 switches in Turkmenistan as of December 31, 2007.

        Of the 655 base stations comprising our network in Armenia as of December 31, 2007, 465 operated in the 900 MHz band and 96 operated in the 1800 MHz band, whereas 94 operated in dual-band. We also operated 23 base station controllers and 3 switches in Armenia as of December 31, 2007.

        In addition, certain of our subsidiaries entered into capital lease agreements for network equipment with Invest-Svyaz-Holding, a wholly-owned subsidiary of Sistema. As of December 31, 2007, these capital lease agreements have expired. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations is intended to help the reader understand our Company, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in "Item 3. Key Information—D. Risk Factors" for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under "Item 3. Key Information—D. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

        We are the largest mobile operator in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of subscribers and revenues, according to AC&M-Consulting. Revenues for the year ended December 31, 2007, were $8,252.4 million, an increase of 29% from the year ended December 31, 2006. Net income for the year ended December 31, 2007, was $2,071.5 million, an increase of 93% from the year ended December 31, 2006. As of December 31, 2007, we had a subscriber base of approximately 82.0 million (57.4 million in Russia, 20.0 million in Ukraine, 2.8 million in Uzbekistan, 0.4 million in Turkmenistan and 1.4 million in Armenia), an increase of 12.5% from the year ended December 31, 2006.

        Our revenues have increased through organic growth, as well as through acquisitions. In 2003, we acquired 100% of UMC, a mobile operator in Ukraine. For the years ended December 31, 2006 and 2007, MTS-Ukraine had total revenues of $1,490.3 million and $1,608.0 million, respectively. We acquired a 74% stake in Uzdunrobita, a mobile operator in Uzbekistan, in August 2004 and the remaining 26% stake in June 2007. For the years ended December 31, 2006 and 2007, MTS-Uzbekistan had total revenues of $136.7 million and $248.5 million, respectively. In two separate purchases in June and November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan. BCTI's results of operations have been included in our consolidated financial statements since June 30, 2005. For the years ended December 31, 2006 and 2007, MTS-Turkmenistan had total revenues of $105.8 million and $168.5 million, respectively. In September 2007, we acquired 80% of K-Telekom, the largest mobile operator in Armenia. The results of operations of K-Telekom have been included in our consolidated financial statements since September 14, 2007 and amounted to $66.5 million of revenues for the period ending December 31, 2007. Each of UMC, Uzdunrobita and BCTI operate under the MTS brand. See also "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new license areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2005, 2006 and 2007 were $2,181.3 million, $1,722.0 million and $1,539.5 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2005, 2006 and 2007 was $1,799.4 million, $2,378.9 million and $3,350.2 million, respectively. Since 2002, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured notes offerings in international capital markets. As of December 31, 2007, our total outstanding notes amounted to $1,199.3 million. Notes issued in January 2003 in the amount of $400.0 million became due and were fully paid in January 2008. In April 2006, we entered into a syndicated loan facility with several international financial institutions, allowing us to borrow up to $1,330.0 million in two tranches of $630.0 million and $700.0 million, both of which were fully drawn as of December 31, 2007. As of December 31, 2007, we had total indebtedness of approximately $3.4 billion, including capital lease obligations, compared to approximately $3.1 billion as of December 31, 2006. Our total interest expense for the years ended December 31, 2006 and 2007, was $177.1 million and $134.6 million, net of amounts capitalized, respectively.

        We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 3.8 million subscribers as of December 31, 2007 and total revenues of $407.7 million for the year ended December 31, 2007. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements, but instead are accounted for in our equity in net income of associates. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

        Prior to June 2006, we denominated our tariffs in "conventional" units linked to the U.S. dollar in most of the regions in which we operate, except for Ukraine, Turkmenistan and Krasnodar region (South macro-region). Commencing June 2006, we began charging our subscribers in rubles by linking the ruble amount we charged to a fixed U.S. dollar exchange rate. In April 2007, an amendment to the Federal Law on the Protection of Consumer Rights was enacted prohibiting companies from establishing prices in currencies other than rubles. In view of this amendment, as well as the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation," and determined that, beginning January 1, 2007, the functional currency of our subsidiaries domiciled in Russia was the ruble. The depreciation of the U.S. dollar against the ruble in 2007 resulted in an increase in our revenues and operating costs in our audited consolidated financial statements.

        We commenced the reorganization of our operations in Russia in 2004 by merging many of our wholly-and majority-owned Russian subsidiaries into Mobile TeleSystems OJSC in order to consolidate our administrative functions and improve management efficiency. In connection with this reorganization program, we have merged 21 of our wholly-owned subsidiaries into Mobile TeleSystems OJSC since 2004 up to the date of this document and we expect to merge an additional 3 subsidiaries during 2008.

Segments

        In 2006, we reorganized our corporate and management structure into a single corporate center and three business units, each of which is responsible for our operations in Russia, Ukraine and other foreign countries, respectively. The aim of the restructuring was to increase our efficiency and business focus through greater transparency and a clearer division of responsibilities between the corporate center and business units.

        Our operating segments correspond to our three business units: (1) Russia, which includes our operations in Russia; (2) Ukraine, which includes our operations in Ukraine; and (3) foreign subsidiaries, which includes our operations in Uzbekistan, Turkmenistan and Armenia and our equity affiliate in Belarus. We manage our operations and review each country separately due to the varying geographical, economic and regulatory environments which require different marketing and investment strategies. For reporting purposes, according to the criteria stated in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," we defined two operating reportable segments: Russia and Ukraine. See also Note 21 to our audited consolidated financial statements for segment information.

Subscriber Data

        The following table shows our subscribers by country as of the dates indicated:

	At December 31,
	2005	2006	2007
	(in thousands)
Subscribers(1)
Russia	44,219	51,222	57,426
Ukraine	13,327	20,003	20,004
Uzbekistan	580	1,450	2,802
Turkmenistan	68	184	356
Armenia	n/a	n/a	1,382

Total consolidated	58,194	72,859	81,970

MTS Belarus (unconsolidated)	2,134	3,208	3,800

    (1)
    We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

        We had approximately 57.4 million subscribers in Russia as of December 31, 2007 and a leading 33.2% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 119%, according to AC&M-Consulting. We had approximately 20.0 million subscribers in Ukraine as of December 31, 2007, and, according to AC&M-Consulting, a 36.0% market share of total mobile cellular subscribers in Ukraine. In addition, we had approximately 2.8 million subscribers in Uzbekistan, 0.4 million subscribers in Turkmenistan and 1.4 million subscribers in Armenia, representing a 47.6%, 88.1% and 73.9% market share, respectively, according to AC&M-Consulting and our estimates.

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

	Year Ended December 31,
	2005	2006	2007
Subscriber Churn
Russia	20.7%	23.3%	23.1%
Ukraine	21.8%	29.9%	49.0%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The slight decrease in our churn rate in Russia during 2007 as compared to 2006 is attributable mainly to the successful customer retention activities. The increase in churn rate during 2006 as compared to 2005, occurred mainly due to the aggressive pricing policies and promotions undertaken by our competitors.

        The churn rate in Ukraine significantly increased to 49.0% in 2007 as compared to 29.9% in 2006. This increase is primarily represented by the churn of prepaid subscribers, which increased from 39% in 2006 to 50% in 2007. Churn of contract, or postpaid subscribers, increased from 27% in 2006 to 29% in 2007. The substantial increase in the churn of prepaid subscribers was caused by two primary factors. First, the competitive environment among mobile operators in Ukraine has significantly intensified in recent years, while at the same time, the proportion of mass-market subscribers, including youth and low-income segment subscribers whose preferences are largely driven by tariff levels and simplified subscription conditions, has grown. As a result, a higher number of mass-market subscribers have migrated over to other operators offering lower tariffs and minimal subscription conditions. Second, our overall churn statistics include subscribers who moved from one tariff plan to another within MTS-Ukraine—i.e., subscribers that did not migrate to another mobile operator, but rather, switched to a different tariff plan within the same mobile operator. Therefore, as our subscriber base in Ukraine remained relatively stable in 2007 as compared to 2006, we believe that the actual churn of subscribers who migrated to other mobile operators in 2007 is lower than 49%.

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

	Year Ended December 31,
	2005	2006	2007
Average monthly service revenue per subscriber
Russia(1)	$ 8	$8	$9
Ukraine	$10	$7	$7
Average monthly minutes of use per subscriber
Russia	128	129	157
Ukraine	117	142	154

    (1)
    As of June 30, 2006, we changed the methodology for reporting average revenue per user for our Russian subscribers, a common calculation used throughout the telecommunications industry as a measure of company effectiveness and performance. Whereas previously we had excluded interconnect fees, we now include all network revenue in our calculation.

        Average monthly service revenue per subscriber in Russia increased to $9 for the year ended December 31, 2007, from $8 for the years ended December 31, 2005 and 2006. The increase was due to increased sales and marketing efforts aimed at stimulating usage, including the introduction of various new tariff plans, as well as to higher levels of disposable income of our customers which led to increased usage of mobile services, higher levels of subscriber roaming and an increase in the use of value-added services. Average monthly minutes of use per subscriber in Russia increased from 129 minutes in 2006 to 157 minutes in 2007 mainly due to the foregoing factors. The average monthly service revenue per subscriber was $8 for each of the years ended December 31, 2006 and December 31, 2005, reflecting a stabilization of the market following significant decreases from period to period in prior years. Similarly, the average monthly minutes of use per subscriber varied only slightly from 128 to 129 minutes in 2005 and 2006, respectively.

        In Ukraine, our average monthly service revenue per subscriber remained unchanged at $7 for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to the results of our sales and marketing efforts aimed at stimulating usage of services, which was partially offset by competitive pressures on tariff levels. The average monthly minutes of use per subscriber increased from 142 minutes in 2006 to 154 minutes in 2007 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates. The average monthly service revenue per subscriber in Ukraine decreased to $7 for the year ended December 31, 2006, from $10 for the year ended December 31, 2005 primarily due to competitive pressures on tariffs. The average monthly minutes of use per subscriber increased from 117 minutes in 2005 to 142 minutes in 2006 as a result of our marketing activities aimed at stimulating traffic.

Revenues

        Our principal sources of revenue are:

  •
  service revenues, including usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees; and

  •
  revenues from sales of handsets and accessories.

        Our fees in Russia and Ukraine are not currently regulated by any organization or governmental authority, although in 2004 we reduced certain tariffs in Ukraine at the recommendation of the AMC. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Government regulation of our interconnect rates in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations" and "—If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," regulators may reduce our interconnection tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

  Service Revenues and Connection Fees

        Service revenues.    Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all outgoing calls. In the past, we charged our subscribers in Russia for all incoming calls.

        An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the CPP principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications and Mass Media and is known as the settlement rate. The settlement rate, however, does not fully cover our expenses for terminating calls initiated by subscribers of fixed line operators. Due to the launch of free incoming calls, we have increased our rates through the introduction of a fee on the first minute of a call, which varies from $0.01 to $0.02 per first minute depending on the subscriber's home region. This new fee on the first minute takes into account the fact that incoming calls are free and the fees paid by subscribers should not exceed those paid prior to July 1, 2006 when CPP was introduced.

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of total revenues were 73.5% in 2005, 65.1% in 2006 and 62.4% in 2007, respectively. Usage fees as a percentage of total revenues have been decreasing largely due to the increase in interconnect fees as a percentage of total revenues. Interconnect fees are fees for connecting users of other operators' fixed line and wireless networks to our network. Interconnect fees, which did not exist in 2005, comprised 10.4% and 13.0% of total revenues in 2006 and 2007, respectively. Notwithstanding the decrease of usage fees as a percentage of total revenues, we believe that the further development of our prepaid tariff plans, which have no monthly subscription fees, will support growth in the usage fees. Prior to 2007, usage fees included revenues from value-added services, and for comparison purposes, the usage fees presented above include revenues from value-added services for each of the years ended December 31, 2005, 2006 and 2007. Usage fees, net of value-added services, as a percentage of total revenues were 63.5% in 2005, 52.4% in 2006 and 50.0% in 2007, respectively.

        We offer our subscribers an array of value-added services. These services as a percentage of our total revenues increased from 10.0% in 2005 to 12.7% in 2006, and remained stable in 2007 at 12.4%. Although there was slight decrease in value-added services revenues as a percentage of our total revenues in 2007, we generally expect revenue from value-added services to increase due to the introduction of new value-added services and a general increase in the usage of value-added services by our subscribers.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 11.7% in 2005, 10.9% in 2006 and 10.8% in 2007, respectively. The main reason for the decline of the monthly subscription fees as a percentage of total revenues is a decrease in the share of subscribers with a monthly subscription fee in the subscriber mix. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 2.0% in 2005, 1.7% in 2006 and 1.3% in 2007, respectively. We generally expect that roaming fees will continue to decline as a percentage of total revenues as we expect that an increase in our subscriber base, which will generally lead to the growth of usage fees, will continue to outpace the increase in guest roamers, causing a decrease in the proportion of roaming fees. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users.

        Roaming fees for our own subscribers include amounts charged to our subscribers utilizing our roaming partners' network while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 9.5% in 2005, 9.2% in 2006 and 9.8% in 2007, respectively.

        Connection fees.    Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 2 to our audited consolidated financial statements. Connection fees represented 0.9% of our total revenues in 2005, 1.1% in 2006 and 1.0% in 2007, respectively. We expect connection fee revenues to remain at a low level as a percentage of total revenues.

  Sales of Handsets and Accessories

        We sell handsets and accessories directly to subscribers in our sales offices. We offer subscribers primarily dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 1.4% of our total revenue in 2005, 1.5% in 2006 and 1.0% in 2007, respectively. In 2007, we decreased our selling activities in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In addition, from January 1, 2008, we have been reducing our purchases of handsets and accessories for resale and focusing instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell at them at our sales offices for a commission.

        In general, according to our new sales strategy, we expect that sales of handsets and accessories will continue to decrease and, consequently, continue to decrease as a percentage of total revenue. In Russia, we do not subsidize handset sales, but in Ukraine, we subsidize handsets for contract subscribers. See "—Expenses—Cost of Handsets and Accessories" below.

Expenses

        Our principal expenses are:

  •
  cost of services, including interconnect, line rental and roaming expenses;

  •
  cost of handsets and accessories;

  •
  sales and marketing expenses;

  •
  general and administrative expenses, such as salaries, rent, repair and maintenance and other general and administrative expenses;

  •
  provision for doubtful accounts;

  •
  depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets;

  •
  interest expenses; and

  •
  provisions for income taxes.

  Cost of Services

        Interconnect and Line Rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under "Item 4. Information on Our Company—B. Business Overview—Interconnect Arrangements and Telephone Numbering Capacity."

        With the introduction of CPP, our revenues and cost structure have changed. Whereas previously subscribers were charged for both incoming and outgoing calls, operators are now required to pay interconnect fees in order to terminate calls on other operators' networks. The resulting interconnect fees represent a significant cost in providing services to our customers. In addition, new tariff plans introduced by us have encouraged greater voice usage among our customers, which may further increase interconnect fees. Therefore, we expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will continue to increase as our subscriber base and traffic volumes grow.

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

  Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. In 2007, we decreased our selling activities in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In addition, from January 1, 2008, we have been reducing our purchases of handsets and accessories for resale and focusing instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell them at our sales offices for a commission. According to our new sales strategy, we expect the cost of handsets and accessories to decrease in absolute terms, and we also expect the cost per equipment unit to decline due to our ability to work directly with suppliers to secure volume discounts, technological advances and competitive pressures in the market for handsets.

        We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers. In the years ended December 31, 2005, 2006 and 2007, we provided net handset subsidies in Ukraine for a total cost of $57.2 million, $30.4 million and $21.0 million, respectively, which are reported as a loss on sales of handsets.

        Generally, we provide SIM cards to our customers free of charge. Cost of SIM cards used amounted to $122.7 million in 2005, $87.0 million in 2006 and $74.9 million in 2007, respectively.

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

        In 2006, we began linking commissions in Russia for newly acquired subscribers payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount payable to our dealers. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

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

	Year Ended December 31,
	2005	2006	2007
Subscriber Acquisition Costs (SAC) per Gross New Subscriber
Russia	$19	$23	$26
Ukraine	$14	$10	$12

        SAC in Russia increased due to inflation and, in particular, a significant increase in the cost of media advertising.

        In Ukraine, SAC increased primarily due to significant marketing costs incurred for a nationwide re-branding campaign launched in July 2007, and increases in the cost of media advertising due to increased competition.

  General and Administrative Expenses

        Our general and administrative expenses consist primarily of:

  •
  employee salaries and bonuses;

  •
  social contributions payable to state funds;

  •
  taxes other than income taxes, e.g., property taxes;

  •
  office maintenance expenses;

  •
  network repair and maintenance;

  •
  rental of premises;

  •
  and other general and administrative expenses.

        Total general and administrative expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

  Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for the year ended December 31, 2007 decreased to $58.9 million, or 0.7% of total revenues in comparison with $84.9 million, or 1.3% of total revenues for the year ended December 31, 2006. The decrease in the expense for provision for doubtful accounts as a percentage of total revenues in 2007 was mainly due to the improvement of our credit control. However, we generally expect our provision for doubtful accounts to increase in the future due to our launch of the new "Credit" service in May 2007, which allows our subscribers to continue using services notwithstanding a negative account balance and settle their debt thereafter. See also "Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing." Our expense for provision for doubtful accounts for the year ended December 31, 2005 totaled $50.4 million, or

1.0% of total revenues. The increase in 2006 in comparison with 2005 resulted from the expansion of our subscriber base into the mass-market low income segment consisting of subscribers with less stable income sources and less predictable consumer behavior. In addition, previously, our billing systems in certain regions experienced delays between the time that a subscriber's balance reached zero and the temporary disconnection of such subscriber from our network, causing an increase in our doubtful accounts.

  Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase in line with our network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our regional development programs. See also "—Trends—Technology" for further discussion of expected trends in the depreciation of property and network equipment in connection with the development of our 3G network.

  Interest Expense

        We expect interest expense to continue to increase, which is principally associated with external debt incurred by us to finance our network development program and the buildout associated with our regional license areas.

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

        Below is the list of our major acquisitions during 2005, 2006 and 2007.

Company	License area	Date of acquisition	Stake acquired	Purchase price* (in millions)
2005
Sweet-Com	Moscow	February 2005	74.9%	$2.0
Gorizont-RT	Republic of Sakha (Yakutia)	June 2005	24.0%	13.5
BCTI	Turkmenistan	June 2005	51.0%	28.2
BCTI	Turkmenistan	November 2005	49.0%	18.5
Sibintertelecom	Two regions in the Far East of Russia	December 2005	6.5%	2.8
ReCom	Six regions in the European part of Russia	December 2005	46.1%	110.0
Telesot Alania	Severnaya Osetia-Alania Republic	December 2005	47.5%	32.6

				$207.6

2006
Dagtelecom	Republic of Dagestan	July 2006	74.99%	14.7

				$14.7

2007
Uzdunrobita	Uzbekistan	June 2007	26.0%	$250.0
K-Telekom	Armenia	September 2007	80.0%	402.6
Bashcell	Bashkortostan	December 2007	100.0%	6.7

				$659.3

*
Excluding debt assumed.

  Other investments

        In December 2005, our wholly-owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

        Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million.

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51% stake in Bitel, which was reflected in our annual consolidated financial statements for the year ended December 31, 2006.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase Option Shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold's claim.

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

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we recognized a liability in the amount of $170.0 million for the purposes of our annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended. No changes occurred to the liability recorded during the year ended December 31, 2007 and up to the date of this document.

        For a detailed discussion of investments in Bitel, see "Item 8.A.7. Litigation" and Note 20 to our audited consolidated financial statements.

Results of Operations

        Starting from the year ended December 31, 2006, we separately report our financial information for Russia, Ukraine and other countries. We have restated the corresponding items of segment information for the year ended December 31, 2005. See "—Segments" for additional information.

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net operating revenues
Russia	$3,700,601	$4,665,530	$6,181,023
Ukraine	1,201,827	1,490,278	1,608,021
Other	119,932	242,455	483,499
Eliminations(1)	(11,342)	(14,009)	(20,165)

Net operating revenues as reported	$5,011,018	$6,384,254	$8,252,378

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia	$640,630	$1,030,929	$1,407,011
Ukraine	343,990	387,007	433,174
Other	14,195	29,048	65,925
Eliminations(1)	(11,342)	(14,009)	(20,165)

Cost of services and cost of handsets and accessories as reported	$987,473	$1,432,975	$1,885,945

Sundry operating expenses(2)
Russia	$707,920	$884,946	$1,129,940
Ukraine	143,099	159,688	182,753
Other	25,290	69,093	106,231

Sundry operating expenses as reported	$876,309	$1,113,727	$1,418,924

Sales and marketing expenses
Russia	$475,532	$419,463	$491,404
Ukraine	129,651	179,317	210,341
Other	2,909	9,055	22,370
Sales and marketing expenses as reported	$608,092	$607,835	$724,115

Depreciation and amortization expenses
Russia	$722,977	$819,316	$1,076,586
Ukraine	153,795	233,744	324,976
Other	30,341	42,921	87,986

Depreciation and amortization as reported	$907,113	$1,095,981	$1,489,548

Operating Income
Russia	$1,153,542	$1,510,876	$2,076,083
Ukraine	431,292	530,522	456,777
Other	47,197	92,338	200,986

Operating income as reported	$1,632,031	$2,133,736	$2,733,846

(1)
Represents the elimination of intercompany transaction results, primarily roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts and other operating expenses.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2007 increased by $1,868.1 million, or 29.3%, to $8,252.4 million from $6,384.3 million for the year ended December 31, 2006. This increase was primarily due to the significant growth in our subscriber base to 81.97 million as of December 31, 2007 from 72.9 million as of December 31, 2006. The growth in our subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network and the general improvement in economic conditions and disposable income levels in Russia and Ukraine. A portion of revenue growth was also due to the significant increase of the interconnect fees we received for the termination of incoming traffic from other operators, which increased to $1,069.3 million for the year ended December 31, 2007 from $662.8 million for the year ended December 31, 2006. This increase was caused by both the growth of interconnect rates and increased usage of mobile services. The depreciation of the U.S. dollar against the ruble in 2007 also contributed to the growth in our revenues. Revenue growth was also impacted by our acquisition of K-Telekom in September 2007, which contributed $66.5 million to our total revenues for the year ended December 31, 2007.

        For the year ended December 31, 2007, service revenues and connection fees increased by $1,885.5 million, or 30.0%, to $8,172.6 million compared to $6,287.1 million for the year ended December 31, 2006 mainly due to the growth in the number of our subscribers and increase of interconnect fees, as explained above. Revenues from the sales of handsets and accessories decreased by $17.4 million, or 18%, to $79.7 million for the year ended December 31, 2007 compared to $97.2 million for the year ended December 31, 2006, mainly due to decreased selling activity for handsets and accessories for the year ended December 31, 2007.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2007 increased by 31.6% to $1,885.9 million from $1,433.0 million for the year ended December 31, 2006. The increase in costs was primarily attributable to growth of our subscriber base and the consequent growth in traffic related expenses, in particular interconnect costs. For the year ended December 31, 2007, interconnect and line rental expenses grew to $1,181.7 million from $820.0 million for the year ended December 31, 2006 due to increased traffic volume. Roaming expenses also grew to $241.0 million for the year ended December 31, 2007 from $186.5 million for the year ended December 31, 2006. The increase in cost of services for the year ended December 31, 2007 was also due to an increase in the cost of providing value-added services, which amounted to $164.2 million as compared to $120.5 million for the year ended December 31, 2006 due to the increased usage of value-added services by our subscribers. For the year ended December 31, 2007, the cost of handsets and accessories sold, including SIM cards provided to customers, decreased to $158.6 million from $209.3 million for the year ended December 31, 2006 due to a decrease in the number of new subscribers and decreased selling activity for handsets and accessories in 2007 as compared to 2006.

        Consolidated gross margin was $6,366.4 million, or 77.1% of consolidated revenues for the year ended December 31, 2007, compared to $4,951.3 million, or 77.6% of consolidated revenues for the year ended December 31, 2006. The slight decrease in our consolidated gross margin percentage was mainly due to an increase in traffic volume and the consequent increase in interconnect expense, which had a negative impact on our margin.

        Russia revenues for the year ended December 31, 2007 increased by 32.5% to $6,181.0 million from $4,665.5 million for the year ended December 31, 2006. The increase in Russia revenues was primarily due to growth of our subscriber base in Russia, which increased by 12.1% to 57.4 million as of December 31, 2007 from 51.2 million as of December 31, 2006, as well as growth in interconnect revenues and the adoption of new marketing initiatives aimed at stimulating higher usage of mobile and value-added services among our subscribers.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2007 increased by 36.5% to $1,407.0 million from $1,030.9 million for the year ended December 31, 2006. The increased costs were mainly the result of a $299.1 million increase in interconnect and line rental costs due to increased traffic volume, and a $46.3 million increase in roaming expenses mainly due to an increase in the number of subscribers. The cost of value added services for the year ended December 31, 2007 increased by $34.7 million to $141.6 million from $106.9 million for the year ended December 31, 2006, mainly due to the increased usage of value-added services by subscribers, which resulted from our marketing efforts and the rising awareness and popularity of certain value-added services. Cost of handsets, accessories and SIM-cards decreased to $102.0 million, or 1.7% of segment total revenues, for the year ended December 31, 2007 from $135.7 million, or 2.9% of segment total revenues, for the year ended December 31, 2006 due to a decrease in the number of new subscribers and our decreased selling activity for handsets and accessories in 2007 as compared to 2006.

        Russia gross margin increased by 31.3% to $4,774.0 million in the year ended December 31, 2007 from $3,634.6 million in the year ended December 31, 2006. As a percentage of total revenues, gross margin slightly decreased to 77.2% in the year ended December 31, 2007 from 77.9% in the year ended December 31, 2006 primarily due to increased interconnect charges resulting from increased traffic volumes.

        Ukraine revenues increased by 7.9% to $1,608.0 million in the year ended December 31, 2007 from $1,490.3 million in the year ended December 31, 2006 primarily due to an increase in usage.

        Ukraine cost of services and cost of handsets and accessories for the years ended December 31, 2007 and 2006 amounted to $433.2 million and $387.0 million, respectively. The growth occurred primarily due to an increase of $39.8 million in interconnect and line rental expenses, which was partly offset by a $21.4 million decrease in cost of handsets and accessories. Interconnect and line rental expenses increased to $286.9 million, or 17.8% of segment total revenues, in the year ended December 31, 2007 from $247.0 million, or 16.6% of segment total revenues, in the year ended December 31, 2006 mainly due to an increase in the number of leased lines and overall growth in network traffic. Cost of handsets, accessories and SIM-cards decreased to $48.9 million, or 3.0% of segment total revenues, in the year ended December 31, 2007 from $70.3 million, or 4.7% of segment total revenues, in the year ended December 31, 2006 mainly due to a decrease in subsidies on the sales of handsets and accessories.

        Ukraine gross margin for the year ended December 31, 2007 grew to $1,174.8 million from $1,103.3 million for the year ended December 31, 2006. As a percentage of total revenues, gross margin slightly decreased to 73.1% in the year ended December 31, 2006, from 74.0% in the year ended December 31, 2006 mainly due to increased interconnect charges resulting from increased traffic.

        Other countries revenues for the year ended December 31, 2007 increased by 99.4% to $483.5 million from $242.5 million for the year ended December 31, 2006. This increase is due primarily to the growth of our subscriber base in Uzbekistan and Turkmenistan, which increased by 93.3% from 1.6 million as of December 31, 2006 to 3.2 million as of December 31, 2007 and resulted in a $174.5 million increase in revenues. The growth in other countries revenues was also due to our acquisition of K-Telecom in 2007, which contributed $66.5 million to other countries revenues.

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2007 increased by 127.0% to $65.9 million from $29.0 million for the year ended December 31, 2006. The increase occurred primarily due to the consolidation of K-Telecom's financial results as of September 14, 2007, which accounted for $13.3 million of the increase, as well as a $10.5 million increase in interconnect and line rental expenses and an $8.9 million increase in the cost of value added services and other costs in Turkmenistan and Uzbekistan. The increase in interconnect and line rental expenses was mainly due to an increase in the number of base stations in use and overall traffic growth in those countries' networks.

        Other countries gross margin increased by $204.2 million, or 95.7%, to $417.6 million for the year ended December 31, 2007 from $213.4 million in the year ended December 31, 2006, primarily due to an increase in revenues as a result of growth in the number of subscribers and the consolidation of K-Telecom's results as discussed above. Our gross margin percentage for the other countries segment decreased to 86.4% in the year ended December 31, 2007 from 88.0% in the year ended December 31, 2006 due to the historically lower gross margin percentage in Armenia as compared to Uzbekistan and Turkmenistan.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2007 increased by 27.4% to $1,418.9 million from $1,113.7 million for the year ended December 31, 2006. The increase of $305.2 million in sundry operating expenses was primarily attributable to a general increase in expenses caused by growth in operations. In addition, the consolidation of K-Telekom's financial results from September 14, 2007 contributed $10.1 million to consolidated sundry operating expenses for the year ended December 31, 2007. In the year ended December 31, 2007, salary expenses and related social contributions increased by $132.5 million due to an increase in personnel compensation levels and the number of employees. Rent expenses increased by $56.1 to $179.4 million for the year ended December 31, 2007 from $123.4 million for the year ended December 31, 2006 due to the increased rent expense for base station sites and the overall number of sites used. Similarly, repair and maintenance expenses increased by $48.7 million to $143.0 million for the year ended December 31, 2007 from $94.2 million for the year ended December 31, 2006 mainly due to an overall increase in the number of base station sites used. Sundry operating expenses as a percentage of total revenues decreased slightly to 17.2% for the year ended December 31, 2007 from 17.4% in the year ended December 31, 2006.

        Russia sundry operating expenses for the year ended December 31, 2007 increased by 27.7% to $1,129.9 million from $884.9 million for the year ended December 31, 2006. Russia sundry operating expenses as a percentage of segment total revenues decreased slightly to 18.3% for the year ended December 31, 2007 from 19.0% for the year ended December 31, 2006. The increase of $245.0 million in absolute terms is mainly attributable to an increase in employee compensation and related social contributions of $112.2 million as well as an increase in rent expenses of $42.2 million and a $29.1 million increase in repair and maintenance costs due to the increased rental costs for base station sites and the number of sites used.

        Ukraine sundry operating expenses for the year ended December 31, 2007 increased by 14.4% to $182.8 million from $159.7 million for the year ended December 31, 2006. Ukraine sundry operating expenses as a percentage of segment total revenues increased slightly to 11.4% for the year ended December 31, 2007 from 10.7% for the year ended December 31, 2006. The increase in these expenses in absolute terms during 2007 was primarily due to an overall increase in our operational activities in Ukraine as well as an increase in rent and maintenance expenses by $29.5 million resulting from growth in rent and maintenance fees for base station sites and the number of sites used. A portion the of increase is also attributable to a $10.0 million increase in salary expenses and related social contributions due to increased employee headcount in 2007 as compared to 2006.

        Other countries sundry operating expenses for the year ended December 31, 2007 increased by 53.8% to $106.2 million from $69.1 million for the year ended December 31, 2006. Other country sundry operating expenses as a percentage of other countries total revenues decreased to 22.0% for the year ended December 31, 2007 from 28.5% for the year ended December 31, 2006. The increase in these expenses in absolute terms during 2007 was primarily due to the consolidation of K-Telekom's financial results starting from September 14, 2007, which contributed an additional $10.1 million to sundry operating expenses for the period ended December 31, 2007. However, the decrease in sundry operating expenses as a percentage of other countries total revenues for the year ended December 31,

2007 as compared to the year ended December 31, 2006 is mainly attributable to the relatively low level of taxes and state fees contributed by K-Telekom to total sundry operating expenses due to favorable business development conditions in Armenia.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2007 increased by $116.3 million to $724.1 million from $607.8 million for the year ended December 31, 2006. This growth was due to an increase in commissions payable to dealers and advertising and promotion expenses by $62.8 million and $53.5 million, respectively. The increase in dealers' commissions was generally in line with the growth of our subscriber base. The increase in advertising and promotion expenses was primarily attributable our increased marketing efforts, as well as growth in the cost of advertising on television. Sales and marketing expenses as a percentage of total revenues decreased to 8.8% for the year ended December 31, 2007 from 9.5% for the year ended December 31, 2006, due to the higher level of expenditures in 2006 relating to our re-branding campaign in Russia. See also "Item 4. Information on Our Company—B. Business Overview—Sales and Distribution."

        Russia sales and marketing expenses for the year ended December 31, 2007 increased by 17.1% to $491.4 million from $419.5 million for the year ended December 31, 2006 due to increases in dealer commission payments and advertising and promotion expenses, as described above. Sales and marketing expenses as a percentage of segment total revenues decreased to 8.0% for the year ended December 31, 2007 from 9.0% for the year ended December 31, 2006 due to the reasons described above.

        Ukraine sales and marketing expenses for the year ended December 31, 2007 amounted to $210.3 million, or 13.1% of segment total revenues, and $179.3 million, or 12.0% of segment total revenues, for the year ended December 31, 2006. The increase in sales and marketing expenses was primarily the result of our strategy to maintain our subscriber base notwithstanding an intensely competitive environment. The increase in sales and marketing expenses as a percentage of segment total revenues was caused by an increase in spending on advertising and promotional campaigns in 2007 due to higher media advertising costs as well as the costs incurred in connection with the launch of the MTS brand in Ukraine in 2007.

        Other countries sales and marketing expenses for the year ended December 31, 2007 increased by 147.1% to $22.4 million from $9.1 million for the year ended December 31, 2006 due to the expansion of our operations in Uzbekistan and Turkmenistan and acquisition of K-Telekom in Armenia. In particular, we increased our advertising campaigns in these countries in order to promote our services and, consequently, incurred increased advertising expenses. Dealer commissions also increased due to the growth in our subscriber base in each of these countries. Sales and marketing expenses as a percentage of segment total revenues increased to 4.6% for the year ended December 31, 2007 from 3.7% for the year ended December 31, 2006 due to the foregoing reasons.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2007 increased by 35.9% to $1,489.6 million from $1,096.0 million for the year ended December 31, 2006. The increase was attributable to the increased asset base resulting from the continued expansion of our network through buildouts and acquisitions. Depreciation and amortization expenses as a percentage of total revenues slightly increased to 18.1% for the year ended December 31, 2007 from 17.2% for the year ended December 31, 2006 mainly due to our network expansion.

        Russia depreciation and amortization for the year ended December 31, 2007 increased by 31.4% to $1,076.6 million from $819.3 million for the year ended December 31, 2006 mainly due to significant investments in our fixed and intangible assets related mainly to new telecommunication equipment. Depreciation and amortization expenses as a percentage of segment total revenues slightly decreased to 17.4% for the year ended December 31, 2007 from 17.6% for the year ended December 31, 2006.

        Ukraine depreciation and amortization for the year ended December 31, 2007 was $325.0 million, or 20.2% of segment total revenues, and $233.7 million, or 15.7% of segment total revenues, for the year ended December 31, 2006. Growth in depreciation and amortization expense in absolute terms and as a percentage of segment total revenues was mainly due to the continued buildout of our network in Ukraine.

        Other countries depreciation and amortization for the year ended December 31, 2007 increased by 105.0% to $88.0 million from $42.9 million for the year ended December 31, 2006 and increased as a percentage of segment total revenues to 18.2% from 17.7%. Growth in depreciation and amortization expense in absolute terms and as a percentage of segment total revenues was mainly due to the acquisition of K-Telekom.

Operating Income

        Consolidated operating income for the year ended December 31, 2007 increased by 28.1% to $2,733.8 million for the year ended December 31, 2007, from $2,133.7 million for the year ended December 31, 2006. Operating income as a percentage of total revenues decreased slightly to 33.1% for the year ended December 31, 2007 compared to 33.4% for the year ended December 31, 2006. Growth of operating income in absolute terms was mainly driven by growth in revenues. The decrease in the operating income margin was primarily due to an increase in depreciation and amortization expenses, which was partially offset by the slight decrease in sales and marketing and sundry operating expenses as a percentage of total revenues.

        Russia operating income for the year ended December 31, 2007 increased by 37.4% to $2,076.1 million from $1,510.9 million for the year ended December 31, 2006 and increased slightly as a percentage of segment revenues to 33.6% for the year ended December 31, 2007 from 32.4% for the year ended December 31, 2006, mainly due to a decrease in sales and marketing, depreciation and amortization and sundry operating expenses as a percentage of total revenues, which was partly offset by slight growth in cost of services and cost of handsets and accessories as a percentage of total revenues.

        Ukraine operating income for the year ended December 31, 2007 was $456.8 million, or 28.4% of segment total revenues, and $530.5 million, or 35.6% of segment total revenues, for the year ended December 31, 2006. The decrease in operating margin was largely impacted by an increase in sales and marketing expenses due to intense competitive environment, including in connection with the launch of the MTS brand in Ukraine, as well as the increase in depreciation and amortization expenses as described above.

        Other countries operating income for the year ended December 31, 2007 increased by 117.7% to $201.0 million, or 41.6% of segment total revenues, from $92.3 million, or 38.1% of segment revenues, for the year ended December 31, 2006. The increase in operating income was primarily due to an increase in the number of subscribers in Uzbekistan and Turkmenistan, as well our entry into the Armenian market with our acquisition of K-Telecom.

Currency exchange and transaction gains

        Consolidated currency exchange and transaction gains for the year ended December 31, 2007 was $163.1 million, compared to $24.1 million for the year ended December 31, 2006. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia. We are subject to currency fluctuations, including the U.S. dollar and euro versus ruble/hryvnia/som/manat/dram. As of January 1, 2007, we changed our functional currency in Russia from the U.S. dollar to Russian ruble. This change resulted in a significant gain from the revaluation of U.S. dollar-denominated bank loans and bonds issued, which constitute 98% of our total debt. See Note 2 to our audited consolidated financial statements for a detailed discussion of the change in our translation methodology. The U.S. dollar exchange rate vs. the ruble decreased by 6% for the period ending December 31, 2007. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Interest expense

        Consolidated interest expense for the year ended December 31, 2007 decreased by $42.6 million, or 24.0% to $134.6 million from $177.1 million for the year ended December 31, 2006, primarily as the result of a decrease in the interest rates of our floating rate debt linked to LIBOR and EURIBOR.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2007 increased by $14.6 million, or 25.1% to a gain of $72.7 million, compared to a gain of $58.1 million for the year ended December 31, 2006 primarily due to the growth in profit of MTS Belarus.

Bitel investment and write off

        As of December 31, 2006, the investment in Bitel in the amount of $150.0 million was fully impaired. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million for an expired put option was recorded with an associated charge to non-operating expenses. See Note 20 to our audited consolidated financial statements for details.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2007 decreased to $44.0 million, as compared to $65.9 million for the year ended December 31, 2006. The decrease is attributable to a decrease in certain other expenses including expenses related to the Bitel investment and conversion of Turkmenistan manats, the latter of which originated due to the significant difference between the official and commercial exchange rate of USD dollar to Turkmenistan manat, and others.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2007 increased by 28.2% to $738.3 million from $576.1 million for the year ended December 31, 2006. The effective tax rate decreased to 26.1% in the year ended December 31, 2007 from 34.6% in the year ended December 31, 2006 mainly as a result of the Bitel investment write-off and accrual of additional Bitel liability in the year ended December 31, 2006, which would not be deductible for income tax purposes in the event that we would have to pay the amount, as well as an increase in various expenses taxable for purposes of our statutory accounts for the year ended December 31, 2007.

Minority interest

        Minority interest for the year ended December 31, 2007 increased by $5.3 million, or 37.7% to $19.3 million from $14.0 million for the year ended December 31, 2006 as a result of the acquisition of K-Telekom, which has a 20% remaining minority as of December 31, 2007.

Net income

        Net income for the year ended December 31, 2007 increased by $995.8 million, or 92.6%, to $2,071.5 million, compared to $1,075.7 million for the year ended December 31, 2006. Net income as a percentage of revenues was 25.1% in the year ended December 31, 2007 and 16.8% in the year ended December 31, 2006. The main reason for the increase in net income was overall growth in our operations and other factors discussed above, as well as the write off of the Bitel investment and accrual of additional liability, which impacted our net income in 2006.

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

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2006 increased by 60.9% to $1,030.9 million from $640.6 million for the year ended December 31, 2005. The growth occurred mainly as a result of a $331.1 million increase in interconnect charges and line rental expenses driven by an increase in interconnect rates and the number of leased lines, and a $58.8 million increase in roaming expenses due to an increase in subscribers. Cost of handsets and accessories decreased to $135.7 million, or 2.9% of segment total revenues, for the year ended December 31, 2006 from $152.5 million, or 4.1% of segment total revenues, for the year ended December 31, 2005 due to a decrease in 2006 of newly acquired subscribers compared to 2005.

        Russia gross margin increased by 18.8% to $3,634.6 million in the year ended December 31, 2006 from $3,060.0 million in the year ended December 31, 2005. Russia's gross margin percentage decreased to 77.9% in the year ended December 31, 2006 from 82.7% in the year ended December 31, 2005. The main reason for the decrease in the gross margin percentage by 4.8% was greater interconnect charges in the cost structure as a result of an increase in traffic volume and interconnect rates mainly due to the introduction of CPP.

        Ukraine revenues increased by 24.0% to $1,490.3 million in the year ended December 31, 2006 from $1,201.8 million in the year ended December 31, 2005. The main reason for the growth in sales revenues was an increase in UMC's subscriber base from 13.3 million as of December 31, 2005 to 20.0 million as of December 31, 2006, which was partially offset by a decrease in tariffs in Ukraine and an increase in mass-market subscribers in the subscriber mix.

        Ukraine cost of services and cost of handsets and accessories for the years ended December 31, 2006 and 2005 were $387.0 million and $344.0 million, respectively. The growth occurred primarily due to an increase of $28.3 million in interconnect and line rental expenses, which was partly offset by a $32.1 million decrease in cost of handsets and accessories. Interconnect and line rental expenses increased to $247.0 million, or 16.6% of segment total revenues, in the year ended December 31, 2006 from $218.7 million, or 18.2% of segment total revenues, in the year ended December 31, 2005 mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories decreased to $70.3 million, or 4.7% of segment total revenues, in the year ended December 31, 2006 from $100.4 million, or 8.4% of segment total revenues, in the year ended December 31, 2005 mainly due to a significant decrease in handset subsidies during 2006.

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

        Other countries revenues for the year ended December 31, 2006 increased by 102.3% to $242.5 million from $119.9 million for the year ended December 31, 2005. Our subscriber base in

Uzbekistan and Turkmenistan increased by 166.7% from 0.6 million as of December 31, 2005 to 1.6 million as of December 31, 2006, which was the result of our expansion into these countries. The increase in revenues was mainly due to growth in the subscriber base and the full consolidation of BCTI's results, which we acquired in June 2005.

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2006 increased by 104.2% to $29.0 million from $14.2 million for the year ended December 31, 2005. The growth occurred primarily due to a $6.3 million increase in interconnect and line rental expenses in Turkmenistan and a $7.7 million increase in other direct costs in Uzbekistan. Interconnect and line rental expenses increased to $9.0 million in Turkmenistan, or 3.7% of segment total revenues, in the year ended December 31, 2006 from $2.7 million, or 2.3% of total segment revenues, in the year ended December 31, 2005 mainly due to an increase in the number of base stations in use and overall traffic growth in the network. Other direct costs increased to $8.4 million in Uzbekistan, or 3.5% of total segment revenues, in the year ended December 31, 2006 from $0.7 million, or 0.6% of total segment revenues, in the year ended December 31, 2005 mainly due to increased payments to content providers and registration fees.

        Other countries gross margin increased by $107.7 million, or 101.9%, from $105.7 million in the year ended December 31, 2005 to $213.4 million in the year ended December 31, 2006, primarily due to an increase in the revenues as a result of growth in the number of subscribers and full consolidation of BCTI's results as discussed above. Our gross margin percentage for the other countries segment decreased slightly to 88.0% in the year ended December 31, 2006 from 88.2% in the year ended December 31, 2005.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2006 increased by 27.1% to $1,113.7 million from $876.3 million for the year ended December 31, 2005. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by operational growth. In addition, the full consolidation in 2006 of BCTI' financial results contributed $38.8 million to consolidated sundry operating expenses for the year ended December 31, 2006. In the year ended December 31, 2006, salary expenses and related social contributions increased by $94.2 million due to an increase in personnel compensation levels. Provision for doubtful accounts increased by $34.5 million in the year ended December 31, 2006 due to an overall increase in service revenues and corresponding receivables from subscribers. In addition, our operating expenses increased to $87.8 million for the year ended December 31, 2006 from $67.2 million for the same time period in 2005 mainly due to an increase in payments made to the "universal services reserve fund" in the amount of $54.2 million, which commenced in May 2005. Rent expenses increased from $79.9 million for the year ended December 31, 2005 to $123.4 million due to the increased rent for base station sites and the overall number of sites used. Generally, sundry operating expenses as a percentage of total revenues decreased slightly to 17.4% for the year ended December 31, 2006 from 17.5% in the year ended December 31, 2005.

        Russia sundry operating expenses for the year ended December 31, 2006 increased by 25.0% to $884.9 million from $707.9 million for the year ended December 31, 2005. Sundry operating expenses as a percentage of segment total revenues decreased slightly to 19.0% for the year ended December 31, 2006 from 19.1% for the year ended December 31, 2005. The major reasons for the absolute growth of expenses were an increase in other operating expenses by $21.9 due to increased payments made to the "universal services reserve fund," an increase in salaries, bonuses and related social contributions for our personnel of $76.7 million, an increase in rent expenses of $36.3 million due to the growth in rent costs for base station sites and the number of sites used and an increase in the provision for doubtful accounts by $36.8 million in line with an increase in service revenues and corresponding receivables from subscribers.

        Ukraine sundry operating expenses for the year ended December 31, 2006 were $159.7 million, or 10.7% of segment total revenues, while for the year ended December 31, 2005, these expenses were $143.1 million, or 11.9% of segment total revenues. The increase in these expenses in absolute terms during 2006 was the result of an overall increase in UMC's operational activities. The main reason for the increase in sundry operating expenses in absolute terms was related to a $12.6 million increase in salary expenses and related social contributions due to a personnel increase, as well as an increase in rent and maintenance expenses by $6.4 million in 2006, as compared to 2005. The increase in rent and maintenance expenses was due to the growth in rent costs for base station sites and the number of sites used.

        Other countries sundry operating expenses for the year ended December 31, 2006 increased by 173.1% to $69.1 million from $25.3 million for the year ended December 31, 2005. The main reason for the increase was the result of the full consolidation of BCTI's financial results, which contributed an additional $35.2 million to sundry operating expenses for the period ended December 31, 2006.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2006 decreased slightly to $607.8 million from $608.1 million for the year ended December 31, 2005. Although commissions to dealers decreased by $73.1 million in 2006, advertising and promotion expenses increased by $72.8 million, which resulted in sales and marketing expenses remaining stable in 2006 as compared to 2005. The decrease in commissions to dealers was primarily due to changes made to the way in which we made dealer commission settlements. See also "Item 4. Information on Our Company—B. Business Overview—Sales and Distribution." The increase in advertising and promotion expenses was related to increased overall marketing efforts, and especially the marketing expenses in connection with the launch of a new brand in May 2006, as well as the growth in costs for television commercials. Sales and marketing expenses as a percentage of total revenues decreased to 9.5% for the year ended December 31, 2006 from 12.1% for the year ended December 31, 2005, indicating an improvement in our marketing efforts as the sales and marketing expenses in the aggregate remained approximately the same in 2006 as compared to 2005.

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

        Ukraine sales and marketing expenses for the year ended December 31, 2006 were $179.3 million, or 12.0% of segment total revenues, and $129.7 million, or 10.8% of segment total revenues, for the year ended December 31, 2005. The increase in sales and marketing expenses was largely the result of our strategy to develop our subscriber base through organic growth. Absolute growth in these expenses for the year ended December 31, 2006 occurred mainly as the result of overall growth in UMC's activity. The increase in sales and marketing expenses as a percentage of segment total revenues was caused by an increase in spending on advertising and promotional campaigns organized in 2006. Sales and marketing expenses as a percentage of segment total revenues increased to 5.8% for the year ended December 31, 2006 from 4.8% for the year ended December 31, 2005.

        Other countries sales and marketing expenses for the year ended December 31, 2006 increased by 213.8% to $9.1 million from $2.9 million for the year ended December 31, 2005, as a result of the expansion of our operations in Uzbekistan and Turkmenistan. The main reasons for this increase were the growth in advertising expenses in order to promote our services and to continue our expansion in these markets, as well as an increase in dealers' commissions caused by growth in our subscriber base. Sales and marketing expenses as a percentage of segment total revenues increased slightly to 3.7% for the year ended December 31, 2006 from 2.4% for the year ended December 31, 2005.

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

        Ukraine depreciation and amortization for the year ended December 31, 2006 was $233.7 million, or 15.7% of segment total revenues, and $153.8 million, or 12.8% of segment total revenues, for the year ended December 31, 2005. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC's network in Ukraine.

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

        Ukraine operating income for the year ended December 31, 2006 was $530.5 million, or 35.6% of segment total revenues, and $431.3 million, or 35.9% of segment total revenues, for the year ended December 31, 2005. Absolute growth in operating income was primarily the result of overall growth in UMC's subscriber base and the continued buildout of its network.

        Other regions operating income for the year ended December 31, 2006 increased by 95.6% to $92.3 million, or 38.1% of segment total revenues, from $47.2 million, or 39.4% of segment revenues,

for the year ended December 31, 2005. The main reasons for the increase in operating income were an increase in the number of subscribers and full consolidation of BCTI's financial results in 2006.

Currency exchange and transaction gains

        Consolidated currency exchange and transaction gains for the year ended December 31, 2006 was $24.1 million, compared to $10.3 million for the year ended December 31, 2005. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan and Turkmenistan. We are subject to currency fluctuations, including the U.S. dollar versus ruble/hryvnia/som/manat and the U.S. dollar versus euro. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

Liquidity and Capital Resources

        In July 2000, we completed our initial public offering of American Depositary Shares on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes six times in an aggregate principal amount of $1.8 billion. In addition, in April 2006, we entered into a syndicated $1.33 billion loan facility with several international financial institutions, including The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited. As of December 31, 2007, we had indebtedness of approximately $3,401.7 million, including $5.1 million in capital lease obligations. See Note 11 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2005, 2006 and 2007 were $2,181.3 million, $1,722.0 million and $1,539.5 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and buildout of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and buildout of our network. We expect our total capital expenditures in 2008 to be approximately $2.5 billion. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to develop our network in the regions and to continue to buildout our 3G network. We expect to incur significant capital expenditures and devote considerable management resources in connection with the development of our 3G network. See "Item 4. Information on Our Company—B. Business Overview—Third-Generation Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, we spent $178.9 million, $38.2 million and $873.1 million (net of cash acquired) in 2005, 2006 and 2007, respectively, to acquire businesses. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. As of December 31, 2007, our outstanding notes were due between the years of 2008 and 2012. In January 2008, notes in an amount of $400.0 million became due and were fully paid. The remaining notes still outstanding are due in 2010 and 2012. The syndicated loan facility agreement signed in April 2006 allows us to borrow up to $1,330.0 million and is available in two tranches. Under the first tranche, we have drawn a total amount of $630.0 million as of December 31, 2007. Under the second tranche, we have drawn a total amount of $700.0 million as of December 31, 2007. We generally use the proceeds for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 54.3% of our outstanding shares and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. On June 21, 2005, our shareholders approved cash dividends in the amount $402.6 million (including dividends on treasury shares of $1.4 million), which have been fully paid. In June 2006, our shareholders approved annual cash dividends in the amount of $562.0 million (including dividends on treasury shares of $1.5 million) for the year 2005, which have been fully paid. On June 29, 2007, our shareholders approved cash dividends in the amount of $747.2 million (including dividends on treasury shares of $6.0 million), of which $0.8 million remained payable as of December 31, 2007. The Board of Directors recommended that the annual general meeting of shareholders to be held on June 27, 2008 approve annual cash dividends in the amount of $1,242.9 million (including dividends on treasury shares of $20.3 million) for the year 2007, payable in 2008. We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

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

        At December 31, 2007, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (Actual rate at December 31, 2007)	Amount (in thousands)
9.75% notes due 2008	USD	9.75%	400,000
8.38% notes due 2010	USD	8.38%	400,000
8.00% notes due 2012	USD	8.00%	399,314
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	LIBOR 6m+0.8%-1.5% (5.4%-5.6%)	1,330,000
HSBC Bank plc and ING BHF-Bank AG	USD	LIBOR 6m+0.43% (5.02%)	128,185
Citibank International plc and ING Bank N.V.	USD	LIBOR 6m+0.30% (4.90%)	130,467
EBRD	USD	LIBOR 6m+1.51%-3.10% (6.11%-7. 7%)	216,666
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	LIBOR 6m+0.30% (4.90%)	103,533
ABN AMRO N.V.	USD/EUR	LIBOR 6m+0.35% (4.95%) EURIBOR 6m+0.35% (5.06%)	68,118
Barclays Bank plc	USD	LIBOR 6m+0.13-0.15% (4.73-4.75%)	85,515
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	LIBOR 6m+0.30% (4.90%)	100,567
ING BHF Bank and Commerzbank AG	EUR	EURIBOR 6m+0.65% (5.36%)	22,903
Commerzbank Belgium S.A./N.V.	USD	LIBOR 6m + 0.4% (5.0%)	10,526
Other debt			692

Total debt			$3,396,486

Less current portion			709,977

Total long-term debt			$2,686,509

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2007:

Amount
(in thousands)
Payments due in the year ended December 31,
2008	$709,977
2009	986,774
2010	748,540
2011	237,339
2012	528,961
Thereafter	184,895

$3,396,486

        In addition, we had capital lease obligations in the amount of $6.7 million and $5.1 million as of December 31, 2006 and December 31, 2007, respectively. The terms of our material debt obligations are described in Note 11 to our audited consolidated financial statements.

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

        In addition, Sistema, which currently controls 54.3% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes and in its credit facilities with Vneshtorgbank which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition— Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2005	2006	2007
	(in thousands)
Cash flows:
Net cash provided by operating activities	$1,799,436	$2,378,916	$3,350,156
Net cash used in investing activities	(2,454,173)	(1,779,562)	(2,343,881)
Net cash provided by/(used in) financing activities	461,528	(464,066)	(692,894)

Net (decrease)/increase in cash	$(195,866)	$141,705	$414,509

Cash outlays for:
Capital expenditures(1)	$(2,181,347)	$(1,721,968)	$(1,539,528)
Acquisition of subsidiaries, net of cash acquired	$(178,917)	$(38,188)	$(873,071)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2007, net cash provided by operating activities was $3,350.2 million, an increase of 40.8% from the year ended December 31, 2006. This increase was primarily attributable to a growth in total revenues and operating income due to an increase in our subscriber base. During the year ended December 31, 2007, we recorded a positive free cash flow of $964.4 million, which is calculated by us as net cash provided by operating activities less capital expenditures, investments and acquisition of subsidiaries.

        Net cash used in investing activities in the year ended December 31, 2007 was $2,343.9 million, an increase of 31.7% from the year ended December 31, 2006. This increase is mainly the result of an increase in cash spent on the acquisition of subsidiaries, from $38.2 million for the year ended December 31, 2006 to $873.1 million for the year ended December 31, 2007. Cash spent on the acquisitions of property, plant and equipment and intangible assets for the year ended December 31, 2007 decreased as compared to the year ended December 31, 2006 to $1,539.5 million from $1,722.0 million due to broader expansion of our operations and consequent network construction in the prior period.

        Net cash used in financing activities in the year ended December 31, 2007 was $692.9 million, compared to $464.1 million used in the year ended December 31, 2006. The main reason for the increase in cash used in financing activities is that we paid dividends in the total amount of $756.9 million in 2007 as compared to $558.8 million paid in 2006.

        For the year ended December 31, 2006, net cash provided by operating activities was $2,378.9 million, an increase of 32.2% from the year ended December 31, 2005. This increase was primarily attributable to a growth in total revenues and operating income due to an increase in our subscriber base. During the year ended December 31, 2006, we recorded a positive free cash flow of $645.9 million for the first time in the last three years, which is calculated by us as net cash provided by operating activities less capital expenditures, investments and acquisition of subsidiaries.

        Net cash used in investing activities in the year ended December 31, 2006 was $1,779.6 million, a decrease of 27.5% from the year ended December 31, 2005. This decrease is mainly the result of a decrease in cash spent on the acquisition of property, plant and equipment and intangible assets from $2,181.3 million for the year ended December 31, 2005 to $1,722.0 million for the year ended December 31, 2006 due to our policy of optimizing capital expenditures with greater emphasis on capacity over coverage spending in Russia and improving network quality.

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

  Liquidity

        As of December 31, 2007, we had total cash and cash equivalents of $634.5 million ($133.0 million in rubles, $270.4 million in U.S. dollars, $10.5 million in Ukrainian hryvnias, $167.5 million in Uzbek soms, $22.1 million in Turkmenistan manat, $23.3 in Armenian dramas and $7.7 in other currencies). In addition, as of December 31, 2007 and 2006, we had short-term investments of $15.8 million and $56.0 million, respectively, mostly in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of December 31, 2007, we had $11.2 million available under an outstanding credit facility. For a description of our outstanding external financing, see Note 11 to our audited consolidated financial statements.

        As of December 31, 2007, we had a working capital deficit of $664.8 million compared to a deficit of $91.2 million as of December 31, 2006. The increase in working capital deficit was mainly attributable to a $562.7 million increase in the current portion of our debt, which includes $400.0 million of notes payable, and also an increase in trade payables and other current liabilities.

        As of December 31, 2006, we had a working capital deficit of $91.2 million compared to a deficit of $637.8 million as of December 31, 2005. The increase in working capital was attributable to a $618.6 million decrease in the current portion of our debt as a result of debt refinancing, which was partly offset by an accrual of a $170.0 million for Bitel's expired put option. An increase in current trade payables and accruals in the amount of $169.9 million was offset by increased prepaid expenses and inventories as of December 31, 2006.

        We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital together with our plans for external financing will provide us with sufficient funds for our present and future requirements.

        As most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards (unaudited) for the years ended December 31, 2005, 2006 and 2007 that was distributable under Russian legislation amounted to $444.4 million, $1,181.0 million and $1,447.6 million, respectively.

Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2003	12.0%
2004	11.7%
2005	10.9%
2006	9.0%
2007	11.9%

        The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
2003	8.2%
2004	12.3%
2005	10.3%
2006	9.1%
2007	12.8%

        Prior to June 20, 2006, we denominated our tariffs in units linked to the U.S. dollar in most of the regions in which we operate, except for Ukraine, Turkmenistan and Krasnodar region (South macro-region). Commencing June 20, 2006, we began charging our subscribers in rubles by linking the ruble amount we charged to a fixed U.S. dollar exchange rate. In April 2007, an amendment to the Federal Law on the Protection of Consumer Rights was enacted prohibiting companies from establishing prices in currencies other than rubles. In view of this amendment, as well as the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007.

        We expect inflation-driven increases in costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. For a detailed discussion of change in translation methodology, refer to Note 2 to our audited consolidated financial statements.

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

        Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody's(1)	Ba2	Positive
Standard & Poor's(2)	BB-	Positive
Fitch(3)	BB+	Stable

(1)
Rated on October 9, 2007.

(2)
Rated on February 1, 2007.

(3)
Rated on April 7, 2008.

None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies and Estimates

        Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies and estimated are those discussed below.

  Management estimates

        The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Our significant estimates include the recoverability of intangible assets and other long-lived assets.

  Useful Lives of Property Plant and Equipment

        We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives. We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution. We review and revise if appropriate the assumptions used in the determination of useful lives of property, plant and equipment at least on an annual basis. With regard to certain equipment, we cannot predict with certainty the how and when developing technology will require us to replace such equipment.

  Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of long-lived assets for the year ended December 31, 2007 amounted to $10.0 million. No impairment occurred during the years ended December 31, 2005 and 2006 as impairment indicators were not present during these years. See also Note 2 to our audited consolidated financial statements.

  Impairment of Assets Held for Sale

        We account for our existing assets held for sale in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and report the assets at the lower of its carrying amount or fair value less costs to sell. If the initial plan for sale of assets is reconsidered, we determine the fair value of assets held for sale using the discounted cash flow based on the expected timing of the sale. As a result of such reconsideration, the impairment loss on assets held for sale for the year ended December 31, 2007 were recognized in the amount of $6.8 million. See also Note 2 to our audited consolidated financial statements.

  Impairment of Goodwill

        Goodwill represents an excess of the cost of a business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

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

New Accounting Pronouncements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair value measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements of fair value measurement. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurement, and accordingly, does not require any fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on our financial position, results of operations and cash flows.

        In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"—including an amendment of FASB Statement No. 115" ("SFAS No.159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). The Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No.159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We do not expect that the adoption of SFAS No. 159 will have a material impact on the consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141R, "Business Combinations" ("SFAS No. 141R"), and FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). These statements substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current GAAP). SFAS No. 141R and SFAS No.160 will require among other changes: (a) more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; (b) liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period; (c) an acquirer to expense acquisition-related costs; and (d) noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Both Statements are to be applied prospectively (with one exception related to income taxes) for fiscal years beginning on or after December 15, 2008. However, SFAS No.160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements, if presented. Both standards prohibit early adoption. We are currently evaluating the impact the adoption of SFAS No. 141R and SFAS No. 160 may have on our financial position and results of operations.

        In connection with the issuance of SFAS No. 160, the SEC revised EITF Topic D-98 "Classification and Measurement of Redeemable Securities" ("Topic D-98") to include the SEC Staff's views regarding the interaction between Topic D-98 and SFAS No. 160. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance required by Topic D-98 applies to noncontrolling interests (e.g., when the noncontrolling interest is redeemable at a fixed price by the holder or upon the occurrence of an event that is not solely within the control of the issuer). This includes noncontrolling interests redeemable at fair value. The revisions to Topic D-98 that are specific to accounting for noncontrolling interests should be applied no later than the effective date of SFAS No. 160. We are currently evaluating the impact that adoption of SFAS No. 160 and Topic D-98 will have on the accounting and disclosure of our minority interest.

        In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on our financial position, results of operations and cash flows.

        In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." The FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142 "Goodwill and Other Intangible Assets." The FSP affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. We are currently evaluating the impact that adoption of the FSP will have on our financial position, results of operations and cash flows.

Trend Information

  Sales

        In 2007, our consolidated revenues increased by 29% from $6,384.3 million to $8,252.4 million. Our subscriber base increased to 82.0 million subscribers as of December 31, 2007 from 72.9 million as of December 31, 2006, or by 12.5%. We expect further growth of our revenues and subscriber base in 2008, as we plan to expand our business through new acquisitions.

        In Russia, the average monthly service revenue per subscriber increased to $9 in 2007 from $8 in 2006 due to a combination of our sales and marketing efforts stimulating usage and increased wealth of our subscribers. In the future, we expect our monthly service revenue per subscriber to increase due to the growth of the average disposable income in Russia, increased usage of telecommunications services, including value-added services, and the introduction of new specialized and attractive products and services to our subscribers.

        In Ukraine, our subscriber base remained stable at 20.0 million subscribers as of December 31, 2007 and December 31, 2006 amidst an oversaturated Ukrainian market and an intensely competitive environment. Average monthly service revenue per subscriber was $7 in each of the years ended December 31, 2007 and 2006 as a result of the aggressive marketing activities of our competitors offering low tariffs. We expect that the average monthly service revenue per subscriber will remain stable in 2008 due to the mix of attractive competitive tariffs and increased usage of telecommunication services.

        Our subscriber base in Uzbekistan, Turkmenistan and Armenia grew by 2.9 million to 4.5 million subscribers in 2007, compared to 1.6 million subscribers in 2006. Of these countries, Uzbekistan had the largest subscriber base, with 2.8 subscribers as of December 31, 2007, as well as the most significant growth, with a 1.4 million increase in its subscriber base in 2007 compared to 2006. We expect that our subscriber base will continue to grow in these countries, which have low penetration rates relative to Russia and Ukraine. The average monthly service revenue per subscriber in these countries decreased from $11 in 2006 to $10 in 2007 for Uzbekistan and from $70 to $52 in Turkmenistan. The decrease is mainly attributable to the decrease in tariffs. We expect the average monthly service revenue per subscriber in these countries to decrease slightly or remain at the same level as a result of decreasing tariffs, offset by increased usage due to growth in personal income levels.

  Churn

        We define churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily), expressed as a percentage of the average number of our subscribers during that period.

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The slight decrease in our churn rate in Russia to 23.1% in 2007 as compared to 23.3% in 2006 is attributable mainly to our increased customer retention activities in 2007. The increase in churn rate during 2006 as compared to 2005 occurred mainly due to the aggressive pricing policies and promotions undertaken by our competitors. We expect that the churn rate in Russia will remain relatively stable in 2008 due to our customer retention efforts aimed at increasing subscriber loyalty.

        The churn rate in Ukraine significantly increased to 49.0% in 2007 as compared to 29.9% in 2006. This increase is primarily represented by the churn of prepaid subscribers, which increased from 39% in 2006 to 50% in 2007. Churn of contract, or postpaid subscribers, increased from 27% in 2006 to 29% in 2007. The substantial increase in the churn of prepaid subscribers was caused by two primary factors. First, the competitive environment among mobile operators in Ukraine has significantly intensified in recent years, while at the same time, the proportion of mass-market subscribers, including youth and low-income segment subscribers whose preferences are largely driven by tariff levels and simplified subscription conditions, has grown. As a result, a higher number of mass-market subscribers have migrated over to other operators offering lower tariffs and minimal subscription conditions. Second, our overall churn statistics include subscribers who moved from one tariff plan to another within MTS-Ukraine—i.e., subscribers that did not migrate to another mobile operator, but rather, switched to a different tariff plan within the same mobile operator. Therefore, as our subscriber base in Ukraine remained relatively stable in 2007 as compared to 2006, we believe that the actual churn of subscribers who migrated to other mobile operators in 2007 is lower than 49%. We expect that the churn rate in Ukraine will remain relatively stable in 2008 due to our customer retention efforts aimed at increasing subscriber loyalty.

  Technology

        We launched our 3G network in St. Petersburg, Russia in May 2008 and plan to develop and launch our 3G network in additional cities in Russia by the end of 2008, and in Uzbekistan and Armenia in 2009. The buildout of the 3G network requires us to implement new equipment and software, which will likely replace existing network equipment. If we are unable to continue using the existing equipment and software, we may be forced to depreciate this equipment, applying accelerated depreciation rates. In turn, this may cause an increase in depreciation charges and a consequent decrease in operating income in future periods. However, it is currently too early to assess the impact of the buildout of our 3G network.

Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

  Obligations under guarantee contracts

        As of December 31, 2006 and 2007, our off-balance sheet arrangements consisted of the following debt guarantees issued on behalf of the related parties:

	Guaranteed amount outstanding at December 31,
	2006	2007
	(in millions)
MTS Belarus	3.0	—

Total	$3.0	—

        We issued financial guarantees on behalf of MTS Belarus, our equity investee, to assist it with its financing needs. The guarantees expired in April 2007.

  Obligations under derivative contracts

        In July 2006, we acquired a 74.99% controlling stake in Dagtelecom, GSM-900 mobile services provider in the Republic of Dagestan, a region in southern Russia. In conjunction with this acquisition, we entered into a put and call option agreement to buy the remaining stake at fair market value within an exercise period commencing from September 1, 2009 and ending in July 2021 for the put option, and from 2009 to 2010 for the call option. The fair values of the option was $nil at December 31, 2007 and 2006. See Note 3 to our audited consolidated financial statements.

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom CJSC, a wireless telecommunication operator in Armenia. In connection with this acquisition, we also entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010. The exercise price will be determined by an independent investment bank at the date the option is exercised. The option is valid until July 2012. The option was accounted for at fair value, which was $nil at December 31, 2007. See Note 3 to our audited consolidated financial statements.

        In January 2006, we entered into variable-to-fixed interest rate swap agreement with HSBC Bank plc to hedge our exposure to variability of future cash flows caused by the change in EURIBOR related to the syndicated loan. We agreed with HSBC Bank plc to pay a fixed rate of 3.29% and receive a variable interest of EURIBOR on EUR 26.0 million for the period from April 28, 2006 up to October 29, 2013. The instrument qualifies as a cash flow hedge under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2007, we recorded an asset of $1.0 million in relation to this contract in the accompanying consolidated balance sheet and an income of $0.8 million, net of tax of $0.2 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of this agreement.

        In December 2007, we entered into several variable-to-fixed interest rate swap agreements with HSBC Bank plc, Rabobank, Citibank N.A. and ING Bank N.V. to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to our outstanding debt. We agreed with HSBC Bank plc to pay a fixed rate of 4.14% and receive a variable interest of LIBOR on $96.1 million for the period from March 31, 2008 to September 30, 2014. The agreement with Rabobank was to pay a fixed rate of 4.16% and receive a variable interest of LIBOR on $86.1 million for the period from April 9, 2008 to April 9, 2014. We agreed with Citibank N.A. to pay a fixed rate of 4.29% and receive a variable interest of LIBOR on $53.5 million for the period from September 28, 2007 September 30, 2013. Two agreements were signed with ING Bank N.V. Under the first agreement, we will pay to ING Bank N.V. a fixed rate of 4.19% and receive a variable interest of LIBOR on $92.6 million for the period from February 29, 2008 to February 28, 2014. According to the terms of the second agreement, we will pay ING Bank N.V. a fixed rate of 4.41% and receive a variable interest of LIBOR on $67.0 million for the period from July 16, 2007 to January 15, 2014. As of December 31, 2007, we recorded a liability of $1.4 million in relation to the above hedge contracts in the accompanying consolidated balance sheet and loss of $1.1 million, net of tax of $0.3 million, to other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements.

        These instruments qualified as a cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2007, the outstanding hedges are effective. Approximately $0.4 million is expected to be reclassified in net income during the next twelve months. See also Note 11 to our audited consolidated financial statements.

        In December 2005, our wholly-owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call options were recorded at fair value, which approximated $nil at December 31, 2005 in the consolidated balance sheet. At December 31, 2006 and December 31, 2007, a liability of $170.0 million was recorded in our audited consolidated financial statements in connection with this option. See Note 20 to our audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2007:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	$709,977	$1,735,314	$766,300	$184,895	$3,396,486
Interest Payments(2)	193,978	239,370	88,301	10,528	532,177
Capital Lease Obligations	3,305	1,876	—	—	5,181
Operating Lease Obligations	184,281	56,149	22,131	37,553	300,114
Purchase Obligations(3)	327,875	22,721	1,300	13,939	365,835
Uncertain income tax position	33,690	—	—	—	33,690

Total	$1,453,106	$2,055,430	$878,032	$246,915	$4,633,483

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2007, scheduled maturities for the debt and interest rates effective as of December 31, 2007.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, costs related thereto and services. The amount also includes our capital commitments of $252.7 million as of December 31, 2007 mainly for acquisition of property, plant and equipment, and intangible assets. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.   Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, and their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Vitaliy G. Saveliev(2)	1954	Chairman of the Board
Sergei A. Drozdov	1970	Deputy Chairman of the Board
Alexei N. Buyanov(2)	1969	Director
Mohanbir S. Gyani(1)	1951	Director
Paul J. Ostling(1)(2)	1948	Director
Tatiana V. Evtushenkova(2)	1976	Director, President Counsel
Leonid A. Melamed	1967	Director
Mikhail V. Shamolin(3)	1970	President and Chief Executive Officer
Vsevolod V. Rozanov(3)(4)	1971	Vice President—Chief Financial Officer
Dr. Yury A. Gromakov	1946	Vice President—Technology Development
Alexander G. Bogatyrev(3)	1956	Acting Vice President—Network and Information Technology
Andrei B. Terebenin(3)(4)	1962	Vice President—Corporate Communications
Pavel D. Belik(3)	1966	Vice President—Corporate Security
Cynthia A. Gordon(3)	1962	Vice President—Chief Marketing Officer
Sergey S. Skatershchikov	1972	Vice President—Business Development
Andrey A. Dubovskov(3)	1966	General Director—MTS-Ukraine
Sergey B. Nikonov(3)	1960	Vice President—Human Resources and Administration
Oleg Y. Raspopov(3)	1966	Vice President—Director of MTS Foreign Subsidiaries Business Unit
Dr. Michael Hecker(3)	1970	Vice President—Strategy and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Chief Legal Officer, Corporate and Legal

(1)
Independent Director, Member of Audit Committee.

(2)
Member of the Remuneration and Appointments Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Vitaliy G. Saveliev has served as Chairman of our Board of Directors since February 2008. Since 2007, Mr. Saveliev has served as First Vice President of Sistema, Head of the Telecommunication Assets Management Division. In addition, Mr. Saveliev serves as chairman of the boards of directors of Comstar UTS and Sistema Mass-Media and on the board of directors of Intellect Telecom, all of which are Sistema-affiliated companies. Mr. Saveliev served as Deputy Minister of Economic Development and Trade from 2004 to 2007. From 2002 to 2004, he was the Vice President of Gros and Finance and the IT-Technologies Advisor to the General Director of Svyazinvest.

        Sergei A. Drozdov has served as our Deputy Chairman of the Board of Directors since June 2007. In addition, Mr. Drozdov serves on the board of directors of Sistema and various Sistema-affiliated companies, including, among others, Reestr, MEDSI, Detsky Mir-Center, Sky Link, Intourist and Sistema Hals. Since April 2005, Mr. Drozdov has served as Senior Vice President and Chief of the

Property Department at Sistema. From 2002 to 2005, Mr. Drozdov was a Director and First Vice President of Sistema and, from 1998 to 2002, he served as Vice President, Acting President and First Vice President of Sistema-Invest. He also managed the Department of Development and Investments at Sistema from 1995 to 1998.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and served as Chairman of our Board of Directors from June 2007 until February 2008. Mr. Buyanov has served as Senior Vice President of Sistema and Chief of the Finance & Investments Department since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the board of directors of various other companies affiliated with Sistema.

        Mohanbir S. Gyani has served as one of our Directors since June 2007. Mr. Gyani also serves on the board of directors of Keynote Systems, Safeway, Sirf Technology and Union Banc of California, and is a member of the board of directors of various private firms and non-for-profit organizations. From 2001 to 2003, Mr. Gyani served as a member of the board of directors of the GSM Association and from 2000 to 2003 of CTIA (Cellular Telecommunications and Internet Association) and has been a board member of numerous public and private enterprises in the past. He also currently serves as the Vice Chairman of, and was the former Chief Executive Officer and Chairman of the Board of Directors of, Roamware, Inc., a services provider for wireless operators. From 2003 to 2005, Mr. Gyani served as the Senior Advisor to the Chairman and Chief Executive Officer responsible for strategy, business development and operations at AT&T Wireless Group. From 2000 to 2003, he served as the President and Chief Executive Officer of AT&T Wireless Mobile Services and has approximately 30 years of experience in the telecommunications and wireless industry.

        Paul J. Ostling has served as one of our Directors since June 2007. Prior to joining us, Mr. Ostling served as the Global Chief Operating Officer at Ernst & Young from 2003 to 2007. From 1977 to 2007, he held a number of positions at Ernst & Young, including Global Executive Partner from 1994 to 2003; Vice Chairman and National Director of Human Resources from 1985 to 1994; and Associate and Assistant General Counsel from 1977 to 1985. Mr. Ostling is the Chief Executive Officer of KUNGUR Oilfield Equipment & Services. In addition, he serves as the Chairman of the Audit Committee of United Services Organization, the Chairman of the Business Council for International Understanding and the Deputy Chairman of the Board of Directors of Cool NRG.

        Tatiana V. Evtushenkova has served as one of our Directors since June 2007. Ms. Evtushenkova has served as our President Counsel since August 2007. From October 2002 to August 2007, Ms. Evtushenkova served as our Vice President—Strategy and Corporate Development. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom, she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Sistema.

        Leonid A. Melamed has served as one of our Directors since June 2006. Mr. Melamed served as our President and Chief Executive Officer from June 14, 2006 to May 29, 2008. Commencing May 30, 2008, Mr. Melamed serves as President and CEO of Sistema, our controlling shareholder. Mr. Melamed has served in various management positions at ROSNO since its founding in 1991 and continues to serve as a member of ROSNO's Board of Directors. From September 2003 to April 2006, he served as the General Director-Chief Executive Officer and, from March 2001 to September 2003, he served as the First Deputy Director General-Executive Director. Prior to that, from September 1997 to March 2001, Mr. Melamed served as First Deputy Director General of ROSNO. From February 1992 to June 1992, he served as Director of ROSNO's Center for Medical Insurance and, from June 1992 to June 1993, he held the position of Deputy Chairman of the Management Board. From June 1993 to March 2001, Mr. Melamed served as First Deputy Chairman of the Management Board. In

2004, Mr. Melamed was elected Chairman of the Expert Council in Insurance Legislation, which is part of the Russian State Duma Committee on Credit Organizations and Financial Markets.

        Mikhail V. Shamolin has served as our President and Chief Executive Officer since May 30, 2008. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, Mr. Shamolin served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co.

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

        Dr. Yury A. Gromakov has served as our Vice President—Technology Development since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. Dr. Gromakov has been involved in mobile communications for over 30 years and holds a doctorate degree in Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as an Honorable Radio Operator of Russia. He is also a member of the International Academy of the Science of Information and Information Processes and Technologies.

        Alexander G. Bogatyrev has served as our Acting Vice President—Network and Information Technology since October 2007. Mr. Bogatyrev served as our IT Director from May 2006 to September 2007. Prior to joining us, he was in charge of IT at ROSNO from 2005 to 2006.

        Andrei B. Terebenin has served as our Vice President—Corporate Communications since January 2006. Prior to joining us, Mr. Terebenin served as the General Director of R.I.M. Porter Novelli, a leading public relations network agency from 1999 to 2005. From 1991 to 1999, he held various management positions at AIG Russia, Dun & Bradstreet CIS and the financial magazine "Economica & Zhizn."

        Pavel D. Belik has served as our Vice President—Corporate Security since October 2005. From February 2005 to October 2005, Mr. Belik served as our Director of Security in the Moscow macro-region. Prior to joining us, Mr. Belik served in the Federal Security Service of the Russian Federation for more than 20 years.

        Cynthia A. Gordon has served as our Vice President—Chief Marketing Officer since January 2007. Prior to joining us, Ms. Gordon served as Vice President—Business Marketing at Orange from 2003 to 2006. She served as a marketing director at Orange, United Kingdom, from 2001 to 2003, at Demon/Scottish Telecom from 2000 to 2001 and at ACC International (AT&T) from 1998 to 1999. From 1989 to 1998, Ms. Gordon held various senior marketing positions at British Telecom, One to One (T-Mobile), Lloyds TSB and Abbey National.

        Sergey S. Skatershchikov has served as our Vice President—Business Development since January 2008. From February 2007 to January 2008, Mr. Skatershchikov served as our Vice President—Strategy and Development. Prior to joining us, he served as Director for Corporate Finance at Dresdner Bank CJSC from November 2005 to February 2007. From September 2003 to March 2005, Mr. Skatershchikov served as General Director of Indexatlas, Ltd. and, from August 2002 to April 2003, he served as Deputy Director for External Financing at Objedinennye Machinostroitelnye Zavody, Ltd.

        Andrey A. Dubovskov has served as the General Director of MTS-Ukraine since January 2008. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Sergey B. Nikonov has served as our Vice President—Human Resources and Administration since August 2006. From October 2005 to July 2006, Mr. Nikonov served as Deputy General Director and Administrative Director at Silovye Machiny OJSC. From October 2003 to September 2005, he served as Deputy General Director at ROSNO. Mr. Nikonov served as Deputy Manager of Staff Administration at GazpromBank CJSC from March 2003 to September 2003.

        Oleg Y. Raspopov has served as our Vice President—Director of MTS Foreign Subsidiaries Business Unit since May 2007. From June 2006 to May 2007, Mr. Raspopov served as the Head of the Extra Input Management Department. In 2004, he founded and managed the insurance brokerage house Energoprotection. From 2002 to 2004, Mr. Raspopov served as an Advisor to the Chief Financial Officer of RAO UES of Russia and as member of the board of directors of several companies affiliated with RAO UES, such as Ren-TV, NTV and LEADER Insurance Co. From 2001 to 2002, he worked as a lawyer at Gazpromenergoservice.

        Dr. Michael Hecker has served as our Vice President—Strategy and Corporate Development since April 2008. From January 2007 to April 2008, Dr. Hecker served as our Director for Strategy. From May 2006 to December 2006, he served as the Head of our Strategy Department and the Director for Strategic Projects. Prior to joining us, Dr. Hecker worked at A.T. Kearney Europe from 2000 to 2006 where he held several consulting positions.

        Ruslan S. Ibragimov has served as our Vice President—Chief Legal Counsel since January 2008. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2004 to June 2006. From 1997 to 2002, he served as Deputy Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Our directors were elected at our annual shareholders' meeting on June 29, 2007 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 27, 2008. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

Executive Compensation

        Our officers and directors were paid during 2007 an aggregate amount of approximately $39.9 million for services in all capacities provided to us; this amount was comprised of $7.9 million in base salary and a $32.0 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

        Members of the Board of Directors receive annual compensation of $250,000 (or $275,000 in the case of a director who serves as Chairman of the Board of Directors). A director serving as Chairman of a Board Committee receives additional annual compensation of $75,000. These amounts are paid net of taxes payable by a director on such compensation. We provide our directors with professional liability insurance and reimburse them for expenses incurred in connection with their attendance at Board meetings based on actual costs incurred, not to exceed $10,000 per month.

Stock Bonus Plan and Stock Option Plan Established in 2000

        On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 shares of our common stock and participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 shares of our common stock. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. Following the merger of Rosico into us in June 2003, these shares were transferred to our wholly-owned subsidiary, MTS LLC.

        Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 shares of our common stock.

        In August 2005, pursuant to option agreements, we granted options in respect of 699,705 shares of our common stock to our board members and 1,078,989 shares of our common stock to our key employees. These options have an exercise price of $6.89 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2006 annual shareholders' meeting. The stock option agreement for a key employee terminated for those employees who left us before July 15, 2007.

        In July 2007, board members and key employees purchased a total of 848,126 shares pursuant to the August 2005 option agreements and 968,313 shares were cancelled pursuant to the termination provisions described above.

        In June 2007, pursuant to option agreements, we granted options in respect of 700,000 shares of our common stock to our board members and 1,078,694 shares of our common stock to our key employees. These options have an exercise price of $6.31 per share, which represents the 100-day average market price of the shares at the date of grant and will vest in 24 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2008 annual shareholders' meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2009.

        Compensation costs under the above stock option plan of $2.8 million, $1.7 million and $1.5 million were recognized in our consolidated statements of operations during the years ended December 31, 2007, 2006 and 2005, respectively.

        As of December 31, 2007, there is $3.0 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under this stock option plan. This amount is expected to be recognized over a weighted-average period of 0.54 years.

Employee Motivation and Retention Program Established in 2007

        In June 2007, our board of directors approved an employee motivation and retention program to provide deferred compensation to certain of our key employees. The original program contemplated the award of phantom shares based on our ADSs to certain top- and mid-level managers and allocated phantom shares representing up to 3,600,000 ADSs for the program. The program was amended in May 2008 to increase the number of phantom shares eligible to cover up to 9,556,716 ADSs as well as to add a stock option component for up to 651,035 of our actual ADSs.

        As amended, the program provides that up to 420 top- and mid-level managers will be eligible to participate in the phantom share program. The phantom shares are expected to be awarded through 2011, and the vesting periods for the phantom shares awarded will be up to two years following the award contingent upon the recipient's continuing employment with us. The award will vest only if, at the end of the vesting period we are among the top 20 mobile operators in the world and the top mobile operator in Russia and CIS, in each case, in terms of revenue and the cumulative percentage of our market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors. At the end of the vesting period, participants in the phantom share program will be entitled to a cash payment equal to the difference between the initial grant price and the exercise price of phantom shares, multiplied by the number of phantom shares granted. The initial grant price is determined based on the average market ADS price during the hundred day period preceding the grant date. The exercise price of phantom shares is determined based on average market ADS price during the hundred day period preceding the vesting date.

        The amended program also provides for the award to our chief executive officer of stock options for up to 651,035 of our ADSs. The first tranch of 390 621 stock options was granted in May 2008. The vesting period is two years from the grant date, contingent upon the continued employment of the chief executive officer by us. The award will vest only if, at the end of the vesting period, we are among the top 20 mobile operators in the world and the top mobile operator in Russia and CIS, in each case, in terms of revenue and the cumulative percentage of our market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors. Stock options that were granted in May 2008 have an exercise price of $75.25 per ADS. The exercise price of stock options that are expected be granted in July 2008 will be determined based on the average market ADS price during the hundred day period preceding the grant date.

        In 2007, we granted phantom shares to key employees representing 720,000 ADSs. These phantom shares have an exercise price of $57 per ADS, which represents the 100-day average market price of the ADS at the date of grant and will vest in 24 months from the date of the grant. The phantom option agreement for a key employee will terminate if the employee leaves us before July 1, 2009.

        The compensation cost under the phantom share program recognized in the consolidated statements of operations for the year ended December 31, 2007 amounted to $7.6 million, and the related deferred tax benefit amounted to $1.8 million. The respective liability of $7.6 million was included in other long-term liabilities in the consolidated balance sheet as of December 31, 2007.

        As of December 31, 2007, there was $23.7 million of total unrecognized compensation cost related to non-vested phantom shares. This amount is expected to be recognized over a weighted-average period of 1.5 years.

        Prior to December 31, 2005, we accounted for stock options issued to employees under the recognition and measurement provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees, Compensation" ("APB No.25"), as permitted by FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No.123") and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment to FASB Statement No. 123." Under the requirements of these statements, we elected to use the intrinsic method to measure share-based awards for the purposes of recording share-based compensation expense for awards granted to employees.

        Effective from January 1, 2006, we adopted the provisions of FASB Statement No. 123R "Share based payments" (SFAS No. 123R), which is a revision of SFAS No. 123. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in their income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the day they are granted (with certain exceptions) and is recognized over the period during which the employees are required to provide services in exchange for equity instruments.

        We adopted SFAS No. 123R using the modified-prospective-application transition method. Under this transition method, compensation cost for all share-based awards granted prior to, but not yet vested as of December 31, 2006, was determined based on the grant date fair value estimated in accordance with the original requirements of SFAS No. 123, using the same assumptions and taken into account the estimated forfeitures.

        In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Board currently consists of seven members, although we expect that this number will be increased to nine members by a shareholders resolution at our annual shareholders' meeting to be held on June 27, 2008 due to the Joint Stock Companies Law requirement that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once a month, though it may meet more often at its election. The members of our Board do not serve pursuant to a contract.

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

        In 2007, the Board of Directors approved the establishment of, and guidelines for, two new Board Committees: the Strategy Committee and the Tender and Procurement Committee. We established the Strategy Committee to improve the efficiency and performance of our Board of Directors by considering and making recommendations to the Board of Directors on matters relating to our strategy. The Tender and Procurement Committee was established to optimize our costs with respect to the procurement of technological equipment and software. The Tender and Procurement Committee makes recommendations to the Board of Directors with respect to our general approach to procurement and generally considers major procurement transactions likely to have a material impact on our development.

Audit Committee

        Our Audit Committee consists of two members appointed by the Board of Directors. The current members are Mr. Mohanbir Singh Gyani and Mr. Paul James Ostling, who are both independent members of the Board of Directors. Mr. Ostling serves as Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements, our compliance with legal and regulatory requirements, assuring the qualifications and independence of our independent auditors and overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Appointments Committee

        Our Remuneration and Appointments Committee was established on March 28, 2006, and consists of four members appointed by the Board of Directors. The current members are Tatiana V. Evtushenkova, Alexei N. Buyanov, Vitaliy G. Saveliev and Paul J. Ostling, who serves as Chairman of the Remuneration and Appointments Committee. The Remuneration and Appointments Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Appointments Committee shall be convened by the Chairman of the Remuneration and Appointments Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of up to three years. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. Mikhail V. Shamolin was elected as our President and CEO on May 29, 2008 by the Board of Directors for a term of three years.

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The Management Board can consist of up to fifteen members with each member being nominated by the President and approved by the Board of Directors. The Management Board is formed for a period of time determined by the Board of Directors, but the duration of the Management Board's term cannot exceed that of the President, who is elected by the Board of Directors for a term of up to three years. The Chairman of the Management Board is the President. Currently, our Management Board consists of eleven members. See "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management."

Disclosure Committee

        In April 2007, we established a new advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, reliability and completeness. The Disclosure Committee can consist of up to nine members with each member being nominated by the President on an annual basis. The Chairman of the Disclosure Committee is the Vice President—Chief Financial Officer. Currently, our Disclosure Committee consists of seven members, three of whom are officers of the company.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission had three members:

  •
  Maria V. Markina, who holds the position of Chief Specialist of the Analysis and Audit Division; Internal Control and Audit Department at Sistema;

  •
  Vassily V. Platoshin, who holds the position of Chief Accountant at Sistema;

  •
  Artem E. Popov, who holds the position of Executive Director of Financial Planning & Budget Department at Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place on June 27, 2008.

Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.mtsgsm.com/corporate_governance/).

D.    Employees

        At December 31, 2007, we had 24,693 employees. Approximately 21.4% of these employees, or 4,143, worked in Moscow (including employees of our corporate headquarters). Of our 19,369 employees in Russia, we estimate that 600 were executives (including the President and other officers); 4,100 were technical and maintenance employees; 9,732 were sales, marketing and customer service staff; and 4,937 were administration and finance staff. In 2007, we reduced our employee headcount in Russia due to increased operational efficiency.

        As of December 31, 2007, 3,066 of our employees worked in Ukraine. Of these employees, we estimate that 15 were executives; 1,020 were technical and maintenance employees; 1,428 were sales, marketing and customer service staff; and 603 were administration and finance staff.

        As of December 31, 2007, 1,071 of our employees worked in Uzbekistan. Of these employees, we estimate that 26 were executives; 367 were technical and maintenance employees; 329 were sales, marketing and customer service staff; and 349 were administration and finance staff.

        As of December 31, 2007, 297 of our employees worked in Turkmenistan. Of these employees, we estimate that 7 were executives; 41 were technical and maintenance employees; 165 were sales, marketing and customer service staff; and 84 were administration and finance staff.

        As of December 31, 2007, 890 of our employees worked in Armenia. Of these employees, we estimate that there was 4 executives; 125 were technical and maintenance employees; 479 were sales, marketing and customer service staff; and 282 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2005, 2006 and 2007:

	At December 31,
	2005	2006	2007
Russia	24,253	20,210	19,369
Ukraine	2,421	2,771	3,066
Uzbekistan	844	967	1,071
Turkmenistan	150	177	297
Armenia	n/a	n/a	890

Total	27,668	24,125	24,693

        Our employees are not unionized. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        We believe that our directors, senior management and employees as of December 31, 2007 owned less than 1% of our outstanding common stock.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of May 31, 2008, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 31, 2008
Name
	Number	Percentage
Sistema(1)	636,224,752	32.9%
Sistema Holding Limited	194,539,291	10.0%
Invest-Svyaz(2)	160,247,802	8.3%
VAST(3)	60,219,432	3.1%
ING Bank (Eurasia) ZAO(4)	798,283,735	41.3%
Other Public Float (including our directors and executive officers)(5)	85,902,789	4.4%

Total(6)	1,935,417,801	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
Invest-Svyaz is a Russian closed joint stock company wholly-owned by Sistema.

(3)
VAST is a limited partnership formed under the laws of Russia. Sistema owns 100% of VAST. An extract from our shareholders register dated June 14, 2006 contains an entry prohibiting any transfer of these shares.

(4)
ING Bank (Eurasia) is the local custodian for our sponsored ADS program and the unsponsored GDR programs.

(5)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(6)
Our wholly-owned subsidiary, Mobile TeleSystems LLC, owns 3,913,003 of our shares in connection with our Management Stock Bonus and Stock Option Plan as of May 31, 2008. During the years ended December 31, 2006 and December 31, 2007 and the period ended May 31, 2008, our wholly-owned subsidiary MTS-Bermuda Ltd. repurchased 11,161,000, 17,402,835 and 25,431,500 of our shares in the form of ADSs, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. These shares are excluded from the total number of shares presented here.

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

        At December 31, 2004, Sistema owned a 51.0% equity interest in VAST, and the remaining 49.0% interest was held by ASVT, a Russian open joint-stock company. In December 2005, Sistema acquired the 49.0% stake in VAST bringing its total interest to 100.0%. In addition, Sistema acquired a 0.7% stake in us on the open market during 2005. During the years ended December 31, 2006 and 2007, we repurchased 11,161,000 and 17,402,835 of our shares in the form of ADSs for total consideration of $110.0 million and $254.4 million, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. These transactions increased Sistema's effective ownership in us from 52.8% at December 31, 2005 to 53.1% at December 31, 2006 and to 53.6% at December 31, 2007.

        As of May 31, 2008, the total number of ADSs outstanding was 155,479,301 representing underlying ownership of 777,396,505 shares, or approximately 40.2% of our outstanding common stock. Of these 155,479,301 ADSs, approximately 55.3% were held by U.S. investors, as of May 31, 2008. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Moscow Bank of Reconstruction and Development (MBRD)

        We have been maintaining certain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of March 31, 2008, and December 31, 2007, we had cash positions at MBRD in the amount of $221.6 million and $321.7 million in current accounts, respectively. Deposit accounts at MBRD amounted to $184.7 million as of March 31, 2008, and $265.0 million as of December 31, 2007. Interest accrued and collected on the deposits for the period ended March 31, 2008, amounted to $2.2 million. The related interest accrued and collected on the deposits for the year ended December 31, 2007, amounted to $18.9 million, and was included as a component of interest income in the accompanying consolidated statements of operations.

Maxima Advertising Agency (Maxima) and Mediaplanning

        We have contracts for advertising services with Maxima and Mediaplanning, subsidiaries of Sistema. Advertising costs related to Maxima and Mediaplanning for the period ended March 31, 2008, amounted to $36.8 million and $21.7 million, respectively, and to $127.7 million and $48.8 million for the year ended December 31, 2007, respectively.

Kvazar-Micro.ru (Kvazar)

        In 2005, we signed agreements to purchase software systems and related equipment with Kvazar, a subsidiary of Sistema. Pursuant to these agreements, Kvazar provided to us integration services in respect to implementation of Oracle E-Business Suite ("OEBS"). Related fees for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to approximately $7.7 million and

$64.8 million, respectively. The implementation of OEBS was substantially completed at the end of 2007.

Moscow City Telephone Network (MGTS)

        We have interconnection and line rental agreements with MGTS, a subsidiary of Sistema. We also rent a cable plant from MGTS for the installation of fiber optic cable, as well as buildings for administrative offices and premises for switching and base station equipment. Interconnection and rental expenses for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to $3.4 million and $16.3 million, respectively. Interconnect revenue for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to $6.5 million and $25.2 million, respectively.

Comstar UTS

        We have interconnection, line and numbering capacity rental agreements with Comstar UTS, a subsidiary of Sistema. Revenue under these agreements for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to $3.4 million and $10.0 million, respectively. Amounts expensed under these arrangements for the period ended March 31, 2008, and the year ended December 31, 2007, were $9.6 million and $34.8 million, respectively.

Sitronics Telecom Solutions

        Sitronics Telecom Solutions Czech Republic and Russia (formerly known as Strom Telecom and Mediatel) are subsidiaries of Sistema. Pursuant to the contracts signed with these entities, we purchased telecommunications equipment, billing systems and related services for approximately $22.8 million and $67.1 million for the period ended March 31, 2008, and the year ended December 31, 2007, respectively.

MTT

        We have interconnection and line rental agreements with MTT, a subsidiary of Sistema. Interconnect revenues under these agreements for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to $38.8 million and $62.0 million, respectively. Amounts expensed under these agreements for the period ended March 31, 2008, and the year ended December 31, 2007, amounted to $40.8 million and $83.1 million, respectively.

Sitronics Smart Technologies (formerly SmartCards)

        We have a number of agreements with Sitronics Smart Technologies (former SmartCards), a subsidiary of Sistema, to purchase SIM cards and prepaid phone cards. Pursuant to these agreements, we purchased SIM cards and prepaid phone cards for a total amount of $7.0 million in the period ended March 31, 2008, and approximately $19.3 million in the year ended December 31, 2007.

Sistema Telecom

        In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema group, including us. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by us and paid during the period ended March 31, 2008, and in the year ended December 31, 2007, amounted to $4.5 million and $14.5 million, respectively.

City Hals

        City Hals, a subsidiary of Sistema, provides us rent, repair, maintenance and cleaning services. The expenses related to the abovementioned services incurred by us during the period ended March 31, 2008, and in the year ended December 31, 2007, amounted to $3.4 million and $6.1 million, respectively.

TS-Retail

        In November 2006, we established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of our retail operations. In December 2007, following the execution of a business development plan, TS-Retail carried out an increase in charter capital up to $14.0 million which was bought out by us ($2.4 million) and other subsidiaries of Sistema ($11.6 million). As a result of the transaction, our stake in TS-Retail decreased to 25%. We deconsolidated TS-Retail since that date and subsequently accounted for this investment under the equity method. During 2007, we granted a loan to TS-Retail in the amount of $8.6 million. TS-Retail now serves as our dealer and we paid dealers' commissions in the amount of $1.1 million during the period ended March 31, 2008.

Rosno OJSC (ROSNO)

        We arranged medical insurance for our employees and insured our property with ROSNO, which was a subsidiary of Sistema until February 2007. Insurance premiums paid to ROSNO for the period ended January 31, 2007, amounted to $0.7 million.

Coral/Sistema Strategic Fund

        In August 2007, we purchased an equity interest in a strategic fund organized by Sistema in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of limited partnership. We committed to invest up to $26.3 million if called upon by the General Partner.

Invest-Svyaz-Holding

        We leased network equipment from Invest-Svyaz-Holding, a wholly-owned subsidiary of Sistema. These leases were classified as capital leases with interest implicit under market terms, according to management. As of December 31, 2007, the leasing contracts have expired. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2007, amounted to $0.7 million.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

8.A.1-3.    See Item 18.

8.A.4-5.    Not applicable.

8.A.7.    Litigation

UMC

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor's claim. On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has not yet responded to the General Prosecutor's request.

Bitel

        In December 2005, our wholly-owned subsidiary MTS Finance acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

        Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares" representing the remaining 49.0% interest in Tarino (and, therefore, the remaining shares in Bitel). The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million.

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51% stake in Bitel, which has been reflected in our annual consolidated financial statements for the year ended December 31, 2006.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold's claim.

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

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we recognized a liability in the amount of $170.0 million for the purposes of our annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended.

        In addition, three Isle of Man companies affiliated with us (KFG Companies) have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The ruling is now on appeal to the Isle of Man Staff of Government and a decision from that appellate court is expected sometime in 2008. It is not possible at this time to predict the outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (IPOC) although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

        For additional information, see Note 20 to our audited consolidated financial statements.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various legal and tax proceedings, and subject to claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending litigation, other legal proceedings or other matters will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 20 to our annual consolidated financial statements.

  Russia

        In September 2006, the Russian tax authorities audited our compliance with tax legislation for the years ended December 31, 2003 and 2004. Based on the results of this audit, the Russian tax authorities assessed approximately $52.3 million of additional taxes, penalties and fines. We challenged this assessment in the Moscow Arbitration Court. In February 2007, this court invalidated the largest part of the tax assessment in the amount of approximately $49.7 million. This ruling was upheld by higher courts, most recently, in May 2008 by the Federal Arbitration Court of the Moscow District. As of

December 31, 2007, no provision in relation to the above tax audit was accrued in our financial statements or paid to tax authorities.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2007, our and our Russian subsidiaries' tax declarations for the preceding three fiscal years were open for further review, assuming no resolution issued based on the results of tax audit of the years ended December 31, 2005 and 2006. In January 2008, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2005 and 2006. As of the date of this report, the audit has been suspended by the tax authorities.

  Ukraine

        There are regulatory uncertainties in Ukraine related to the treatment for VAT purposes of contributions payable to the Ukrainian State Pension Fund ("Pension Fund") in respect of the cash paid for the consumption of telecommunication services by customers.

        As a result of a tax audit of UMC for the period from October 1, 2002 to June 30, 2004, the tax authorities assessed additional VAT charges (including penalties) calculated on the Pension Fund contributions in the amount of $11.5 million. In 2005, UMC initiated claim in respect of this issue against the tax authorities, and received a favorable ruling from the court upheld on appeal by higher courts (most recently, by the Highest Administrative Court of Ukraine in December 2006). These court rulings are based on the provisions of the Ukrainian Law on VAT that were in effect until March 2005. This law was amended in March 2005 and August 2005. Management believes that the version of the law that came in effect in August 2005 clearly exempts Pension Fund contributions from VAT. However, the wording of the law that was in effect from March 2005 to August 2005 may be interpreted by the tax authorities as requiring us to pay the VAT on such contributions.

        The most recent tax audit of UMC for the period from July 1, 2004 to April 1, 2007 specifically set aside the Pension Fund contribution taxation matter for later consideration. Management believes that VAT was not applicable to the Pension Fund contributions. Further, management believes that UMC is in line with industry practice and has already defended its position in the courts. At December 31, 2007, no VAT charges in relation to the above litigation were accrued in our financial statements or paid to the tax authorities.

8.A.8. Dividend Distribution Policy

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

        On June 29, 2007, the annual general meeting of shareholders approved annual cash dividends in the amount of $747.2 million (including dividends on treasury shares of $6.0 million) for the full year 2006, of which $0.8 million remained payable as of December 31, 2007.

        Annual dividend payments, if any, must be recommended by our Board of Directors and approved by the annual general meeting of shareholders. We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

B.    Significant Changes

  Change to Management

        On May 29, 2008, our President and CEO, Leonid Melamed, was appointed as President and CEO of Sistema, our controlling shareholder, effective May 30, 2008. On May 29, 2008, our Board of Directors elected Mikhail Shamolin as our President and CEO, effective May 30, 2008. See "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management."

  Mergers

        On April 30, 2008, the Russian registration authorities approved the merger of Astrakhan Mobile and Mar Mobile GSM, our wholly-owned subsidiaries located in the Russian Federation, into MTS OJSC.

        See also Note 22 to our audited consolidated financial statements.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007; the high and low market prices per share of common stock on the Moscow Interbank Currency Exchange for each of the fiscal years ended December 31, 2005, 2006 and 2007; the high and low market prices per ADS and share of common stock for each full financial quarter during the fiscal years ended December 31, 2006 and 2007; and the high and low market prices per ADS and share of common stock for each of the most recent six months.

	Common Stock High	Common Stock Low	ADS High	ADS Low
May 2008	308.0 RUR	284.2 RUR	$89.08	$74.13
April 2008	305.6 RUR	276.7 RUR	$83.88	$70.52
March 2008	313.5 RUR	297.5 RUR	$82.22	$74.74
February 2008	330.0 RUR	297.6 RUR	$87.03	$77.26
January 2008	379.8 RUR	302.0 RUR	$101.90	$83.03
December 2007	378.0 RUR	351.1 RUR	$102.12	$89.95
First Quarter 2008	379.8 RUR	297.5 RUR	$101.90	$74.74
Fourth Quarter 2007	378.0 RUR	282.7 RUR	$102.12	$68.53
Third Quarter 2007	289.6 RUR	246.8 RUR	$71.90	$56.04
Second Quarter 2007	263.3 RUR	233.5 RUR	$61.22	$52.90
First Quarter 2007	258.8 RUR	217.7 RUR	$57.59	$45.81
Fourth Quarter 2006	227.7 RUR	184.3 RUR	$50.48	$37.50
Third Quarter 2006	202.7 RUR	150.9 RUR	$40.72	$28.20
Second Quarter 2006	189.8 RUR	139.2 RUR	$35.14	$26.22
First Quarter 2006	209.5 RUR	184.5 RUR	$38.96	$33.03
2007	378.0 RUR	217.7 RUR	$102.12	$45.81
2006	227.7 RUR	139.2 RUR	$50.48	$26.22
2005(1)	228.7 RUR	179.0 RUR	$41.19	$31.15
2004	—	—	$155.90	$83.00
2003	—	—	$87.50	$35.40

(1)
Effective January 3, 2005, the ADS ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

C.    Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. American Depositary Shares, each representing five of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since June 30, 2000. Our ADSs are also traded on the London Stock Exchange under the symbol "MBLD," and on the Frankfurt Stock Exchange under the symbol "MKY." Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network on our license territories.

        We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 1027700149124.

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,993,326,138 common shares, each with a nominal value of 0.1 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 103,649,654 common shares with a nominal value of 0.1 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of the date of this document, we had more than ten thousand shareholders for purposes of the Joint Stock Companies Law.

Rights Attaching to Shares

        Holders of our common stock have the right to vote at all shareholders' meetings. As required by the Joint Stock Companies Law and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders' meetings and vote on all matters within shareholders' competence;

  •
  transfer voting rights to other Company's shareholders or a representative on the basis of a power of attorney;

  •
  participate in the election and dismissal of members of the board of directors and review commission;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 100 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the counting commission, the review commission and for company president;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the review commission or an independent auditor;

  •
  demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  any reorganization;

  •
  the conclusion of a major transaction, as defined under Russian law;

  •
  any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights; and

  •
  upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

  •
  have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents; and

  •
  exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meeting approved in accordance with its competence.

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

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors and approved by the shareholders by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders' meeting; and a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends shall be paid up until the end of the year on which the decision to make the payment has been adopted, unless the shareholders' decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meetings—Notice and Participation" below.

        The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets on the date of the adoption of the decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company;

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

Distributions to Shareholders on Liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allows us to be liquidated:

  •
  by a three-quarters majority vote of a shareholders' meeting; or

  •
  by a court order.

        Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission appointed by a shareholders' meeting. In the event of an involuntary liquidation, the court may assign the duty to liquidate the company to its shareholders. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

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

        Claims of creditors in obligations secured by a pledge of the company's property ("secured claims") are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company's property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

        The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors' claims in the event of bankruptcy.

        The remaining assets of a company are distributed among shareholders in the following order of priority:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company's charter, if any; and

  •
  payments to holders of common and preferred shares.

Liability of Shareholders

        The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an "effective parent." The company whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders' meeting. Otherwise, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our board of directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders' meeting.

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

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the Federal Service for Financial Markets (hereinafter—FSFM);

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication or receipt of our notice, early termination of relevant obligations by us, as well as compensation for damages.

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

        Shares repurchased pursuant to a decision of our shareholders' meeting to decrease the overall number of shares are cancelled at their redemption.

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

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights.

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company maintains a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Since May 10, 2000, Registrar NIKoil OJSC has maintained our register of shareholders.

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

Disclosure of Information

        Russian securities regulations require us to make the following periodic public disclosures and filings:

  •
  filing quarterly reports with the FSFM, containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

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

General Shareholders' Meetings

  Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

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

        Voting at a shareholders' meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the company's assets;

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

        The quorum requirement for our shareholders' meetings is met if holders of shares (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (and, in case of an annual shareholders' meeting must) be scheduled and the quorum requirement is satisfied if holders of shares (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders' meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

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

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates for the board of directors, counting commission and review commission. Any agenda proposals or nominations must be provided to the company no later than 100 calendar days after the preceding financial year end.

        Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision by the board of directors to call or reject the call for an extraordinary shareholders' meeting shall be sent to the party that requested the meeting within three days after such a decision was made.

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

        The following issues cannot be decided by a shareholders' meeting by absentee ballot:

  •
  election of the members of the board of directors;

  •
  election of the review commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends and losses, if any.

  Notice and Participation

        All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders' meeting to elect the board of directors, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders' meeting.

        If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders' meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client.

        The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not later than 85 days before the date of the meeting).

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by submitting a written ballot reflecting the shareholders' voting on the agenda items; or

  •
  by delegating the right to submit such written ballot to an authorized representative.

Board of Directors

        Our charter provides that our entire board of directors is up for election at each annual general shareholders' meeting. Our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting.

        The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or a decision of the shareholders' meeting. Our charter provides that our board of directors consists of at least seven members, which number may be increased pursuant to a decision of the general meeting of shareholders. Currently, our board of directors consists of seven members.

        The Joint Stock Companies Law prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our board of directors has the power to perform the general management of the company, and to decide, among others, the following issues:

  •
  determination of our business priorities;

  •
  convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Joint Stock Companies Law;

  •
  approval of the agenda for the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;

  •
  placement of our bonds and other securities in cases specified in the Joint Stock Companies Law;

  •
  determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;

  •
  repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;

  •
  appointment and removal of our President;

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

        Our internal regulation "On the Board of Directors of OJSC Mobile TeleSystems" was approved by the annual shareholders' meeting on June 29, 2007. In accordance with clause 1.8 of the Regulation, the members of the board of directors have the right to:

  •
  receive information regarding our operations;

  •
  propose issues to be discussed by the board of directors;

  •
  review the minutes of the board of directors meetings;

  •
  express their own point of view during the board of directors meetings;

  •
  request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto; and

  •
  receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the board of directors in accordance with decisions of the general shareholders' meeting.

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

Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company (including the company's chief executive office and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

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

        The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an "independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director/president, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company's management organization. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company's management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be adopted by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

        Approval by a majority of shareholders who are not interested in the transaction may not be required, until the next annual shareholders' meeting, for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

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

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders' meeting.

Change in Control

  Anti-takeover Protection

        Russian legislation requires the following:

  •
  A person intending to acquire 30% or more of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

  •
  A person that has acquired 30% or more of the totality of an open joint-stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's outstanding shares.

  •
  A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company's ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

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

  •
  Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company's shareholders' meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

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

  Disclosure of Ownership

        Effective July 1, 2006, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the outstanding common shares of the company.

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

C.    Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Syndicated Loans and Credit Facilities

        On April 21, 2006, we signed a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking

Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We used the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche matures in April 2011, bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April 2008. In addition, we paid an arrangement fee of 0.10% of the original loan facility amount and are obligated to pay an agency fee in the amount of $0.05 million each year for the term of the loan facility. We also pay a commitment fee each year for the duration of the loan facility in the amount of 0.40% on the undrawn portion. The debt issuance costs in the amount of $13.4 million were capitalized. As of December 31, 2007, the outstanding balance under the loan was $1,330.0 million. The syndicated loan facility is subject to certain restrictive covenants including, but not limited to, certain financial ratios. We believe that as of December 31, 2007, we were in compliance with all existing covenants.

        In December 2005, we signed an agreement with Citibank International plc and ING Bank N.V. for a $130.8 million committed credit facility. In June 2006, the agreement was amended to increase the amount of available credit by $36.6 million. These funds were used to purchase telecommunications equipment from Ericsson AB. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2007, we were in compliance with all existing covenants. The facility is repayable on a biannual basis in equal installments over nine years. As of December 31, 2007, the balance outstanding under the loan was $130.5 million. As of December 31, 2007, the credit facility was fully drawn down.

        In November 2005, we entered into a credit facility with HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank for up to $123.8 million. In May 2006, the agreement was amended to increase the amount of available credit by $17.3 million. We used these funds to finance the acquisition of telecommunications equipment from Alcatel SEL AG. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and an agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The debt issuance costs in the amount of $19.3 million were capitalized. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2007, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2007, the balance outstanding under the loan was $100.6 million with $11.2 million still available under the credit facility.

        In October 2005, we entered into an agreement with Commerzbank AG, HSBC Bank plc and ING Bank Deutschland AG for a $125.8 million committed credit facility. We used these funds to purchase telecommunications equipment from Siemens AG. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2007, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2007, the outstanding balance under the loan was $103.5 million. As of December 31, 2007, the credit facility was fully drawn down.

        In February 2005, we entered into a credit facility with Barclays Bank plc to finance the acquisition of equipment from Motorola Limited. The facility allows borrowing of up to $25.7 million and uncommitted additional borrowing of up to $64.3 million. In December 2005, the agreement with Barclays Bank plc was amended to increase the amount of available credit by $23.3 million. The original facility bears interest at LIBOR+0.15% per annum and the additional uncommitted facility bears interest at LIBOR+0.13% per annum. An arrangement fee of 0.4% of the original facility amount and of 0.4% of each additional commitment facility amount will be paid in accordance with the agreement. The commitment fee is 0.175% per annum. The debt issuance costs in the amount of $10.4 million were capitalized. The facilities are redeemable in equal semi-annual installments by January 31, 2014. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2007, we were in compliance with all existing covenants. As of December 31, 2007, the outstanding balance under the loan was $85.5 million. As of December 31, 2007, the credit facility was fully drawn down.

        In December 2004, we entered into a credit facility agreement with European Bank for Reconstruction and Development ("EBRD") for a total amount of $150.0 million. In May 2006, the credit facility was increased by $111.5 million and the maturity date was extended to June 15, 2014 through an amendment to the agreement. The original credit facility in the amount of $150.0 million bears interest at LIBOR+3.10% per annum and the additional credit facility in the amount of $111.5 million bears interest at LIBOR+1.51% per annum. The commitment fee is 0.50% per annum. The debt issuance costs in the amount of $1.5 million were capitalized. As of December 31, 2007, the outstanding balance under the loan was $216.7 million. The loan is subject to certain restrictive covenants including, inter alia, certain financial ratios. We believe that as of December 31, 2007, we were in compliance with all existing covenants. As of December 31, 2007, the credit facility was fully drawn down.

        In October 2004, we entered into two credit facility agreements with HSBC Bank plc and ING BHF-BANK AG for a total amount $121.4 million. In April 2005, the lenders agreed to increase the amount of available credit facility by $28.3 million. The funds received under the facilities were used to purchase telecommunications equipment and software from Siemens AG and Alcatel SEL AG for technical upgrades and the expansion of our network. The facility bears interest at LIBOR+0.43% per annum. A commitment fee of 0.20% per annum and an arrangement fee of 0.25% were be paid in accordance with the loan agreement. The principal and interest amounts are repaid in 17 equal half year installments, starting July 2005 for the first agreement and September 2005 for the second agreement. The debt issuance costs in the amount of $25.9 million were capitalized. As of December 31, 2007, the total outstanding balance under these loans was $128.2 million. The facilities mature in July and September 2013, and are subject to certain restrictive covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2007, we were in compliance with all existing covenants.

Notes Indentures and Guarantees

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes were issued under an indenture dated January 30, 2003. These notes were fully and unconditionally guaranteed by us and matured on January 30, 2008. Interest on the notes was payable in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. The net proceeds from this offering of $396.1 million were used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in UMC in March and June 2003, respectively, and other acquisitions of mobile operators in Russia. The notes were listed on the Luxembourg Stock Exchange. These notes were fully paid in January 2008.

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

        Each of the indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to enter into loan facilities with affiliates; (e) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (f) our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow and St. Petersburg license areas, the GSM license for the Krasnodar license area, and UMC's licenses for Ukraine.

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

        If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. We believe that we are in compliance with all restrictive debt covenants provisions during the three-year period ended December 31, 2007.

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

Repatriation of Export Proceeds

        Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing).

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

E.    Taxation

        The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder (generally, a "United States person," as the term is defined in the United States Internal Revenue Code of 1986, as amended (the "Code")) of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a U.S. resident under the treaty is generally defined as a person liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income). The treaty also provides for a procedure to resolve matters where a resident of the United States qualifies as a Russian tax resident under Russian domestic rules.

        For individuals, a non-resident means a physical person who holds securities and is actually present in the Russian Federation for less than 183 days (excluding days of arrival to Russia, but including days of departure from Russia) in any 12-month rolling period. Presence in Russia is not interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education.

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

        all as in effect on the date of this document. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

        We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2007, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could apply to investors who are "United States persons" as defined in the Code.

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

  Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company's outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities owning less than 10% of the company's outstanding shares. See "—United States-Russia Income Tax Treaty Procedures."

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

        Therefore, with respect to legal entities or organizations who are U.S. holders, we may be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary, unless prior to making such dividend payments to the depositary, we are provided with confirmation that U.S. holders are beneficial owners of dividends within the meaning of the United States-Russia income tax treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States-Russia Income Tax Treaty Procedures."

        With respect to individuals who are U.S. holders of ADSs, we may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at the rate of 15%. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "United States-Russia Income Tax Treaty Procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities.

        For individuals claiming treaty relief, the documents substantiating the right for treaty benefits should be submitted to the Russian tax authorities within one year after the end of the year to which these benefits relate. In practice, where withholding is performed, the tax authorities may refuse to refund or credit the 15% tax withheld from payment of dividends to the depositary and, therefore, it is possible that individuals who are U.S. holders may be subject to up to a 30% effective tax rate on their share of dividends.

  Taxation of Capital Gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale (20% of gross proceeds or 24% of gross proceeds less expenses incurred for legal entities, and 30% of gross proceeds less expenses incurred for individuals). However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

        Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, such income should not be taxable in Russia. The Russian tax laws do not give clear indication as to how the sale of ADSs should be sourced for individuals, other than that income from the sale of securities "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria. Therefore, gains arising from the disposition of the same securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit to the Russian tax authorities.

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

        Regardless of the residence of the purchaser, a U.S. holder should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

  United States-Russia Income Tax Treaty Procedures

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        For individuals, advance relief from withholding taxes will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before the payment takes place.

        Self-assessment of treaty relief is not allowed in Russia. Therefore, in order to apply for a treaty relief, personal tax return, an application with supporting documents, should be submitted to the Russian tax authorities. In practice, application of double tax treaty provisions may be time consuming and burdensome as the Russian tax authorities may require many additional documents. Accordingly, the application of the Russian double tax treaty relief may be further aggravated by the difficulties resulting from the lack of a direct documentary link between income received by the individual from the depositary and the tax withheld by us on dividend distributions.

        If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the application (for legal entities—form 1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income, for individuals—a free form), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

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

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of our common stock; or

  •
  an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to persons holding common stock or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

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

  Taxation of Dividends on Common Stock or ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company." Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

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

        For United States foreign tax credit purposes, a dividend distribution will be treated as "passive category income" but could, in the case of certain U.S. holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the Internet at www.mtsgsm.com. Information included in our website does not form part of this document.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our revenues, costs and debt obligation are denominated in currencies other than the functional currency in the countries of our operations. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2007, $2,196.5 million, or 64.6% of our total indebtedness, including capital leases, was variable interest rate debt, while $1,205.2 million, or 35.4% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2007.

Contractual Maturity Date as of December 31, 2007

Variable debt	Currency	2008	2009	2010	2011	2012	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2007)
	(amounts in thousands of U.S. dollars)
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	$—	$630,000	$—	$—	$—	$—	$630,000	5.40%
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	161,538	215,385	215,385	107,692	—	—	700,000	5.60%
Citibank International plc and ING Bank N.V	USD	19,741	19,741	19,741	19,741	19,741	31,762	130,467	4.90%
HSBC Bank plc and ING BHF—BANK AG	USD	21,801	21,801	21,801	21,801	21,801	19,180	128,185	5.02%
EBRD	USD	18,462	18,462	18,462	18,462	18,462	27,690	120,000	7.70%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	14,790	14,790	14,790	14,790	29,583	103,533	4.90%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	15,472	15,472	15,472	15,472	15,472	23,207	100,567	4.90%
EBRD	USD	14,872	14,872	14,872	14,872	14,872	22,306	96,666	6.11%
Barclays bank plc	USD	10,306	10,306	10,306	10,306	10,306	15,458	68,988	4.73%
ABN AMRO N.V.	USD	6,287	6,287	6,287	6,287	6,287	6,287	37,722	4.95%
ING BHF Bank and Commerzbank AG	EUR	15,269	7,634	—	—	—	—	22,903	5.36%
ABN AMRO N.V.	EUR	5,066	5,066	5,066	5,066	5,066	5,066	30,396	5.06%
Barclays bank plc	USD	2,850	2,850	2,850	2,850	2,850	4,277	18,527	4.75%
Commerzbank	USD	3,509	3,509	3,508	—	—	—	10,526	5.00%

Total variable debt		309,963	986,175	348,540	237,339	129,647	184,816	2,196,480

Weighted average interest rate		5.52%	5.45%	5.54%	5.52%	5.45%	5.47%	5.48%
Fixed-rate notes
9.75% notes due 2008	USD	400,000	—	—	—	—	—	400,000	9.75%
8.38% notes due 2010	USD	—	—	400,000	—	—	—	400,000	8.38%
8.00% notes due 2012	USD	—	—	—	—	399,314	—	399,314	8.00%

Total fixed debt		400,000	—	400,000	—	399,314	—	1,199,314

Weighted average interest rate		9.75%	—	8.38%	—	8.00%	—	8.71%

        We would have experienced an additional interest expense of approximately $15.1 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2007. We would have experienced an additional interest expense of approximately $18.7 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2006. The decrease by 19.3% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2007. The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2007, ranged from 100.0% to 103.8% of the notional amount. As of December 31, 2007, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 11 to our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

        We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we entered into several interest rate swap agreements for long-term debt with maturity of more than 3 years. The swap agreements are designated as cash flow hedges and the hedging relationship qualifies for hedge accounting. The table below presents a summary of our interest rate swap agreements.

Type of derivative	Period	Notional amount	Mark to Market Value as of December 31, 2007
		(amounts in millions of U.S. dollars)
Interest Rate Swap Agreements
Swap agreement with HSBC Bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of EURIBOR	April 28, 2006 to October 29, 2013	38.1	1.1
Swap agreement with HSBC Bank Plc to pay a fixed rate of 4.14% and receive a variable interest rate of LIBOR	March 31, 2008 to September 30, 2014	96.1	(0.2)
Swap agreement with Rabobank to pay a fixed rate of 4.16% and receive a variable interest rate of LIBOR	April 9, 2008 to April 9, 2014	86.1	(0.2)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of LIBOR	September 28, 2007 to September 30, 2013	53.5	(0.2)
Swap agreement with ING Bank N.V. to pay fixed rate of 4.19% and receive a variable interest rate of LIBOR	February 29, 2008 to February 28, 2014	92.6	(0.5)
Swap agreement with ING Bank N.V. to pay fixed rate of 4.41% and receive a variable interest rate of LIBOR	July 16, 2007 to January 15, 2014	67.0	(0.4)

        As of December 31, 2007, approximately 20% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2003	31.88	29.25	30.61	29.45
2004	29.45	27.75	28.73	27.75
2005	29.00	27.46	28.31	28.78
2006	28.78	26.18	27.09	26.33
2007	26.58	24.27	25.49	24.55

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
December 2007	24.75	24.42
January 2008	24.89	24.29
February 2008	24.78	24.12
March 2008	24.05	23.51
April 2008	23.67	23.34
May 2008	23.88	23.55

Source: Central Bank of Russia.

        The exchange rate between the ruble and the U.S. dollar quoted by the Central Bank of Russia for June 10, 2008 was 23.52 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2003	5.33	5.33	5.33	5.33
2004	5.33	5.31	5.32	5.31
2005	5.31	5.05	5.12	5.05
2006	5.05	5.05	5.05	5.05
2007	5.05	5.05	5.05	5.05

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
December 2007	5.05	5.05
January 2008	5.05	5.05
February 2008	5.05	5.05
March 2008	5.05	5.05
April 2008	5.05	5.05
May 2008	5.05	4.85

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for June 10, 2008 was 4.85 hryvnias per U.S. dollar.

        Our principal exchange rate risk involves changes in the value of the U.S. dollar and euro relative to the Russian ruble, Ukrainian hryvnia, Uzbekistan som, Turkmenistan manat and Armenian dram. We have not entered into any significant currency hedging arrangements, but we continue to consider different financial instruments available to us in order to mitigate our exposure to exchange rate fluctuations.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. In order to hedge against a risk of exchange rate currency fluctuations, we previously denominated a majority of our tariffs in Russia, which are payable in rubles, in "conventional" units linked to the U.S. dollar and required accounts to be settled at the official exchange rate of the Central Bank of Russia on the date of payment. However, in the middle of 2006, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in order to address anticipated regulatory changes and competitive pressures on the Russian market and starting from January 1, 2007, moved to ruble-denominated tariffs and invoicing. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation," and determined that, beginning January 1, 2007, the functional currency of our subsidiaries domiciled in Russia was the ruble. For more information, see Note 2 to our audited consolidated financial statements. The change was adopted prospectively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts will be made for the change in functional currency. Consequently, currency exchange gains and losses in Russia were the result of operations denominated in currencies other than the ruble in 2007, and will continue to be so in future years, assuming the ruble remains our functional currency. During 2006, the U.S. dollar was our functional currency and, therefore, currency exchange gains and losses for the year ended December 31, 2006 were the result of operations involving currencies other than the U.S. dollar.

        If either of the ruble, hryvnia, som, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. If the value of the ruble, hryvnia, som, manat or dram declines, our net ruble, hryvnia, som, manat or dram monetary asset position results in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other) are denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, som, manat or dram against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange loss of $313.5 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 10.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2007. The large increase in a hypothetical currency remeasurement loss resulted from a change in our functional currency from the U.S. dollar to the ruble in 2007 (i.e. in 2007, a currency exchange loss would be generated by dollar-denominated net monetary liabilities while, in 2006, it would have been generated by ruble/hryvnia-denominated net monetary assets). We would experience a currency exchange loss of $3.3 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 10.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2007. The increase in a hypothetical loss in the fair value of our euro-denominated monetary liabilities was mainly the result of ruble to euro exchange rate fluctuations during the year ended December 31, 2007. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

  A.-E. Not Applicable.

Item 15.    Controls and Procedures

(a)   Disclosure Controls and Procedures.

        As required by Rules 13a-15e and 15d-15e under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

        In assessing disclosure controls and procedures, the Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. In accordance with this definition, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2007 were effective at a reasonable assurance level.

(b)   Management's annual report on internal control over financial reporting.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework.

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2007, was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

        To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the internal control over financial reporting of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries ("the Group") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A Group's internal control over financial reporting is a process designed by, or under the supervision of, the Group's principal executive and principal financial officers, or persons performing similar functions, and effected by the Group's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Group's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Group and our report dated April 15, 2008 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow April 15, 2008

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

Remediation Activities

        In our annual report on Form 20-F for the year ended December 31, 2006, we reported a material weakness in our internal control over financial reporting that existed as of December 31, 2006 with respect to the interpretation and application of generally accepted accounting principles applicable to a put and call option agreement, dated as of November 2005, entered into with Nomihold Securities providing a right of the latter to sell the remaining 49% stake in Tarino Limited, the company controlling Bitel, to MTS Finance S.A. in accordance with the requirements of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125." To remediate this material weakness, we adopted and exercised the following changes:

        In June 2007, the Audit Committee of our Board of Directors directed management to strengthen control and reporting procedures over significant non-routine transactions where management's judgment, interpretation and application of complex accounting principles is exercised. During 2007, all such transactions were approved by the Audit Committee.

        Pursuant to the Audit Committee's directive, management has strengthened control and reporting procedures over significant non-routine transactions involving the exercise of interpretive judgment or application of complex accounting principles by adopting and implementing a policy pursuant to which such transactions require advance review and approval in accordance with the Audit Committee's directive.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Paul J. Ostling is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Ostling is "independent" as defined in Rule 10A-3 under the Exchange Act and current New York Stock Exchange listing rules applicable to us. For a description of Mr. Ostling's experience, please see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies."

Item 16B.    Code of Ethics

        We have adopted a Code of Ethics that applies to our senior officers, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services to ZAO Deloitte & Touche CIS in 2006 and 2007.

	Year ended December 31,
	2006	2007
	(in thousands)
Audit Fees	$1,326.6	$1,505.0
Audit-Related Fees	1,470.9	1,455.0
Tax Fees	8.6	—
All Other Fees	20.0	82.3

Total	$2,826.1	$3,042.3

Audit Fees

        The Audit Fees for the years 2006 and 2007 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews and several statutory audits.

Audit-Related Fees

        The Audit-related Fees paid in 2006 and 2007 mainly included fees for the testing of our internal control procedures and a review of projects related to our Sarbanes-Oxley Section 404 readiness. In addition, we paid fees for accounting consultations.

Tax Fees

        The Tax Fees for the years 2006 and 2007 were mainly for services associated with tax compliance and other tax consulting services.

All Other Fees

        All other fees for the years 2006 and 2007 were for reporting on compliance with certain loan covenants, review of Russian bonds prospectus and advice on accounting standards application.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2007.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On September 5, 2006, our Board of Directors authorized a share repurchase program, allowing our wholly-owned subsidiary MTS-Bermuda to repurchase ADSs representing up to 10% of our total outstanding shares over a period of twelve months ending August 31, 2007. On September 4, 2007, the Board of Directors extended the program for the twelve months ending August 31, 2008. The purchases may be made in the open market or through privately negotiated transactions under certain requirements set forth in SEC Rules 10b-18 and 10b5-1, as well as other applicable legal requirements and factors. The share repurchase program does not obligate us to acquire a particular number of ADSs, and the program may be suspended or discontinued at our sole discretion. The repurchases could be funded through our own cash flows, commercial paper program or potentially through existing credit facilities. The execution of the program will depend on an on-going assessment of market conditions, and the program may be extended at any time. During the years ended December 31, 2007 and 2006, we repurchased through MTS-Bermuda 17,402,835 and 11,161,000 of our shares in the form of ADSs at an average prices of $73.1 and $49.2 per ADS for a total amounts of $254.4 million and $110.0 million, respectively.

        The following table sets forth, for each month in 2007 and for the year as a whole, the total number of our ADSs repurchased by MTS-Bermuda pursuant to the share repurchase plan described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plan and the maximum number of ADSs that, at that date, remained eligible for purchases under such plan.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plan
January 1-31	—	—	—	197,740,401
February 1-28	—	—	—	197,740,401
March 1-31	—	—	—	197,740,401
April 1-30	—	—	—	197,740,401
May 1-31	536,933	53.7	536,933	197,471,935
June 1-30	196,300	53.8	196,300	197,373,785
July 1-31	—	—	—	197,458,597
August 1-31	216,196	55.7	216,196	197,350,499
September 1-30	1,106,438	63.6	1,106,438	196,797,280
October 1-31	—	—	—	196,797,280
November 1-30	—	—	—	196,797,280
December 1-31	1,424,700	93.0	1,424,700	196,084,930
Total	3,480,567	73.1	3,480,567	196,084,930

(1)
All purchases were made pursuant to the publicly announced share repurchase plan described above in the open market and privately negotiated transactions effected on the New York Stock Exchange.

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 6, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 29, 2007 (English Translation).
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (333-145190).
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
4.9
Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING Bank Deutschland AG and Commerzbank Aktiengesellschaft as Mandated Lead Arrangers and Lenders and HSBC Bank plc as Facility Agent and BHF-Bank Aktiengesellschaft as Hermes Agent dated October 18 2005 is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.
4.10
Loan Agreement for OJSC Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty's Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated February 15, 2005 is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.
4.11
Amendment Agreement relating to the Loan Agreement for OJSC Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty's Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated December 12, 2005 is incorporated herein by reference to Exhibit 4.54.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.
4.12
Facility Agreement OJSC Mobile TeleSystems as Borrower and European Bank for Reconstruction and Development as Lender dated December 8, 2004 is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.13
Amendment and Restatement Agreement between OJSC Mobile TeleSystems as Borrower and European Bank for Reconstruction and Development as Lender dated May 17, 2006 relating to a Facility Agreement dated December 8, 2004 is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.

4.14
MTS license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Urals region, the Republic of Komi, the Udmurt Republic; the Kirov, Kurgan, Orenburg, Perm, Sverdlovsk, Tyumen and Chelyabinsk oblasts; and the Komi-Permyak, Khanty-Mansyisk and Yamalo-Nenets autonomous okrugs (English Translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
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
4.16
MTS license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Central and Central-Chernozem regions and the Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orlov, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov and Nizhny Novgorod oblasts (English Translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
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

4.21
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
4.23
MTS License No. 29524 for provision of mobile radiotelephone communications services in the 900-MHz band in the Astrakhan Region (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.24
MTS License No. 30256 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Kemerovo Region (English translation) is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.25
Addendum No. 2 to License No. 30256 (English translation) is incorporated herein by reference to Exhibit 4.31 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.26
MTS License No. 30263 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.41 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.27
Addendum No. 2 to License No. 30263 (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.28
MTS License No. 30264 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.29
Addendum No. 2 to License No. 30264 (English translation) is incorporated herein by reference to Exhibit 4.44 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.30
MTS License No. 30265 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.45 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.31
Addendum No. 2 to License No. 30265 (English translation) is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.

4.32
MTS License No. 30266 for provision of mobile radiotelephone communication services in the 1800 MHz band in the Severnaya Osetia-Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.33
Addendum No. 2 to License No. 30266 (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.34
Addendum No. 3 to License No. 30266 (English translation) is incorporated herein by reference to Exhibit 4.49 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.35
Addendum No. 2 to License No. 30267 (English translation) is incorporated herein by reference to Exhibit 4.51 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.36
Addendum No. 3 to License No. 30267 (English translation) is incorporated herein by reference to Exhibit 4.52 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.37
MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.38
UMC License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.39
UMC License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.40	MTS License No. 43369 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Amur region (English translation).
4.41	MTS License No. 46007 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Khabarovsk region (English translation).
4.42	MTS License No. 46008 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Novosibirsk region (English translation).
4.43	MTS License No. 49808 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation).
4.44	MTS License No. 49809 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Bashkortostan Republic (English translation).
4.45	MTS License No. 49810 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Krasnodar region (English translation).

4.46
MTS License No. 56081 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territories of the Karelia Republic, the Nenets Autonomous District; the Arkhangelsk, Vologodsk, Kaliningrad, Leningrad, Murmansk, Novgorod, and Pskov regions and city of St. Petersburg (English translation).
4.47	MTS License No. 56082 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the city of Moscow and the Moscow region (English translation).
4.48
MTS License No. 56112 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Belgorod, Bryansk, Vladimir, Voronezh, Ivanov, Kaluga, Kostroma, Kursk, Liptsk, Nizhny Novgorod, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, and Yaroslavl regions (English translation).
4.49
MTS License No. 56113 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Udmurt Republic, Perm Territory; Khanty-Mansyisk-Ugra and Yamalo-Nenets Autonomous Districts, the Sverdlovsk, Kirov, Chelyabinsk, Kurgan, Orenburg, and Tyumen regions (English translation).
4.50	MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: June 11, 2008	By:	/s/ MIKHAIL V. SHAMOLIN
	Name:	Mikhail V. Shamolin
	Title:	President and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OJSC Mobile TeleSystems and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries ("the Group") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 2 to the consolidated financial statements, the Group changed the manner in which it accounts for uncertain tax positions effective January 1, 2007, in accordance with the adoption of Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109".

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2008 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow

April 15, 2008

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$634,498	$219,989
Short-term investments, including related party amounts of $15,000 and $55,000 (Note 5)	15,776	56,047
Trade receivables, net (Note 6)	386,608	298,479
Accounts receivable, related parties (Note 15)	25,004	8,434
Inventory and spare parts (Note 7)	140,932	196,265
Prepaid expenses	201,702	244,680
Deferred tax assets (Note 13)	136,466	141,114
VAT receivable	310,548	339,614
Other current assets, including assets held for sale of $35,354 and $63,209 (Note 2)	95,123	124,497

Total current assets	1,946,657	1,629,119

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $3,079,376 and $1,948,368 (Note 8)	6,607,315	5,297,669
LICENSES, net of accumulated amortization of $708,844 and $747,076 (Notes 3 and 19)	665,605	405,498
GOODWILL (Notes 3 and 9)	359,450	165,462
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $949,747 and $680,425 (Notes 3 and 9)	1,070,413	835,916
DEBT ISSUANCE COSTS, net of accumulated amortization of $77,725 and $48,733 (Note 11)	59,279	70,173
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 17)	195,908	141,473
OTHER INVESTMENTS	1,355	3,856
OTHER NON-CURRENT ASSETS, including restricted cash of $28,618 and $24,779 (Note 18) and assets held for sale of $32,067 and $nil (Note 2)	60,685	24,779

Total assets	$10,966,667	$8,573,945

The accompanying notes to the consolidated financial
statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2007	2006
CURRENT LIABILITIES:
Trade accounts payable	$486,666	$309,712
Accounts payable, related parties (Note 15)	160,253	135,256
Deferred connection fees, current portion (Note 10)	32,644	47,528
Subscriber prepayments and deposits	470,302	421,539
Debt, current portion (Note 11)	309,977	147,260
Notes payable, current portion (Note 11)	400,000	—
Capital lease obligation, current portion	3,305	3,366
Income tax payable	51,958	29,110
Accrued liabilities (Note 12)	464,505	405,728
Bitel liability (Note 20)	170,000	170,000
Other payables	61,824	50,805

Total current liabilities	2,611,434	1,720,304

LONG-TERM LIABILITIES:
Notes payable (Note 11)	799,314	1,199,178
Debt, net of current portion (Note 11)	1,887,195	1,725,361
Capital lease obligation, net of current portion	1,876	3,287
Deferred connection fees, net of current portion (Note 10)	20,845	32,079
Deferred taxes (Note 13)	114,171	86,349
Other long-term liabilities	68,851	10,800

Total long-term liabilities	2,892,252	3,057,054

Total liabilities	5,503,686	4,777,358

COMMITMENTS AND CONTINGENCIES (Note 20)
MINORITY INTEREST	20,051	44,806
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2007 and 2006, 777,396,505 and 776,550,625 of which are in the form of ADS, respectively (Note 1))	50,558	50,558
Treasury stock (32,476,837 and 15,922,128 common shares at cost as of December 31, 2007 and 2006)	(368,352)	(114,778)
Additional paid-in capital	579,520	571,718
Accumulated other comprehensive income (Note 2)	704,189	89,916
Retained earnings	4,477,015	3,154,367

Total shareholders' equity	5,442,930	3,751,781

Total liabilities and shareholders' equity	$10,966,667	$8,573,945

The accompanying notes to the consolidated financial
statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2007	2006	2005
NET OPERATING REVENUE
Services revenue and connection fees (including related party amounts of $100,771, $39,138 and $6,611, respectively)	$8,172,650	$6,287,100	$4,942,288
Sales of handsets and accessories	79,728	97,154	68,730

	8,252,378	6,384,254	5,011,018
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $135,819, $113,732 and $78,253, respectively)	1,727,365	1,223,715	732,867
Cost of handsets and accessories	158,580	209,260	254,606
General and administrative expenses (including related party amounts of $40,599, $13,301 and $9,486, respectively) (Note 16)	1,243,549	941,047	758,729
Provision for doubtful accounts (Note 6)	58,924	84,858	50,407
Other operating expenses (including related party amounts of $8,349, $4,769 and $1,086, respectively)	116,451	87,822	67,173
Sales and marketing expenses (including related party amounts of $193,471, $171,792 and $80,146, respectively)	724,115	607,835	608,092
Depreciation and amortization expenses	1,489,548	1,095,981	907,113

Net operating income	2,733,846	2,133,736	1,632,031
CURRENCY EXCHANGE AND TRANSACTION GAINS	(163,092)	(24,051)	(10,319)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $18,930, $4,844 and $5,440)	(38,100)	(13,055)	(24,828)
Interest expense, net of capitalized interest	134,581	177,145	132,474
Equity in net income of associates (Note 17)	(72,665)	(58,083)	(42,361)
Bitel investment and write off (Note 20)	—	320,000	—
Other expenses, net (including related party amounts of $nil, $2,460 and $2,070)	44,034	65,913	13,211

Total other expenses, net	67,850	491,920	78,496

Income before provision for income taxes and minority interest	2,829,088	1,665,867	1,563,854
PROVISION FOR INCOME TAXES (Note 13)	738,270	576,103	410,590
MINORITY INTEREST	19,314	14,026	26,859

NET INCOME	$2,071,504	$1,075,738	$1,126,405

Weighted average number of common shares outstanding—basic	1,973,354,348	1,987,610,121	1,986,819,999
Weighted average number of common shares outstanding—diluted	1,974,074,908	1,987,646,015	1,987,110,039
Earnings per share, basic and diluted	$1.05	$0.54	$0.57

The accompanying notes to the consolidated financial
statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of U.S. Dollars, except share amounts)

	Common Stock		Treasury Stock		Accumulated Other Comprehensive Income
						Additional Paid-in Capital	Unearned Compensation	Shareholder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount						Total
BALANCES, December 31, 2004	1,993,326,138	$50,558	(7,202,108)	$(7,396)	$22,444	$564,160	$(1,780)	$(18,237)	$1,913,574	$2,523,323

Increases for interest	—	—	—	—	—	643	—	(643)	—	—
Payments from Sistema	—	—	—	—	—	—	—	11,698	—	11,698
Issuance of stock options (Note 14)	—	—	—	—	—	907	(907)	—	—	—
Stock options exercised (Note 14)	—	—	1,801,622	1,862	—	2,394	—	—	—	4,256
Amortization of deferred compensation	—	—	—	—	—	—	1,477	—	—	1,477
Dividends declared	—	—	—	—	—	—	—	—	(401,240)	(401,240)
Currency translation adjustment	—	—	—	—	24,898	—	—	—	—	24,898
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	3,272	—	—	—	—	3,272
Net income	—	—	—	—	—	—	—	—	1,126,405	1,126,405

BALANCES, December 31, 2005	1,993,326,138	$50,558	(5,400,486)	$(5,534)	$50,614	$568,104	$(1,210)	$(7,182)	$2,638,739	$3,294,089

Increases for interest	—	—	—	—	—	—	—	—	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,182	—	7,182
Stock options exercised (Note 14)	—	—	639,358	655	—	3,149	—	—	—	3,804
Accrued compensation costs	—	—	—	—	—	1,675	—	—	—	1,675
Effect of adoption of SFAS No. 123R (Note 2)	—	—	—	—	—	(1,210)	1,210	—	—	—
Dividends declared	—	—	—	—	—	—	—	—	(560,110)	(560,110)
Repurchase of common stock (Note 1)			(11,161,000)	(109,899)	—	—	—	—	—	(109,899)
Currency translation adjustment	—	—	—	—	41,315	—	—	—	—	41,315
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	(2,013)	—	—	—	—	(2,013)
Net income	—	—	—	—	—	—	—	—	1,075,738	1,075,738

BALANCES, December 31, 2006	1,993,326,138	$50,558	(15,922,128)	$(114,778)	$89,916	$571,718	$—	$—	$3,154,367	$3,751,781

Effect of change in functional currency (Note 2)	—	—	—	—	358,997	—	—	—	—	358,997
Stock options exercised (Note 14)	—	—	848,126	869	—	5,188	—	—	—	6,057
Accrued compensation costs	—	—	—	—	—	2,828	—	—	—	2,828
Effect of FIN No. 48 implementation (Note 2)	—	—	—	—	—	—	—	—	(7,610)	(7,610)
Dividends declared	—	—	—	—	—	—	—	—	(741,246)	(741,246)
Repurchase of common stock (Note 1)	—	—	(17,402,835)	(254,443)	—	—	—	—	—	(254,443)
Currency translation adjustment	—	—	—	—	256,390	(214)	—	—	—	256,176
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	(1,114)	—	—	—	—	(1,114)
Net income	—	—	—	—	—	—	—	—	2,071,504	2,071,504

BALANCES, December 31, 2007	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$704,189	$579,520	$—	$—	$4,477,015	$5,442,930

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,071,504	$1,075,738	$1,126,405
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	19,314	14,026	26,859
Depreciation and amortization	1,489,548	1,095,981	907,113
Debt issuance cost amortization	22,406	25,041	14,347
Amortization of deferred connection fees	(75,404)	(54,486)	(44,207)
Equity in net income of associates	(72,665)	(58,083)	(42,361)
Inventory obsolescence expense	—	—	9,112
Provision for doubtful accounts	58,924	84,858	50,407
Deferred taxes	(92,088)	(133,027)	(64,959)
Write off of not recoverable VAT receivable	17,516	—	—
Gain from deconsolidation of a subsidiary	(8,874)	—	—
Foreign currency transaction gain for non-operating activity	(163,092)	—	—
Bitel liability and investment write off (Note 20)	—	320,000	—
Impairment of property, plant and equipment, intangible assets and assets held for sale	18,556	—	—
Non-cash expenses associated with asset retirement obligation	1,138	—	—
Non-cash expenses associated with stock bonus and stock options	10,426	1,675	1,477
Changes in operating assets and liabilities:
Increase in accounts receivable	(137,880)	(174,790)	(86,008)
Decrease/(increase) in inventory	76,950	(39,312)	(74,557)
Decrease/(increase) in prepaid expenses and other current assets	35,132	21,094	(157,400)
Decrease/(increase) in VAT receivable	12,567	58,446	(125,186)
Increase in trade accounts payable, accrued liabilities and other current liabilities	61,278	138,581	258,394
Dividends received from associate	4,900	3,174	—

Net cash provided by operating activities	3,350,156	2,378,916	1,799,436

The accompanying notes to the consolidated financial
statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(873,071)	(38,188)	(178,917)
Purchases of property, plant and equipment	(1,316,662)	(1,449,954)	(1,757,980)
Purchases of intangible assets	(222,866)	(272,014)	(423,367)
Proceeds from sale of property, plant and equipment and assets held for sale	22,020	10,987	4,174
Purchases of short-term investments	(221,753)	(57,147)	(37,375)
Proceeds from disposal of short-term investments	267,517	29,159	82,724
Purchases of other investments	2,808	(3,856)	(150,000)
Net proceeds from investments in and advances to associates	1,965	20,000	12,798
Increase in restricted cash	(3,839)	(18,549)	(6,230)

Net cash used in investing activities	(2,343,881)	(1,779,562)	(2,454,173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	6,057	3,804	4,256
Proceeds from issuance of notes	—	—	398,944
Repurchase of common stock	(254,443)	(109,899)	—
Notes and debt issuance cost	(371)	(20,686)	(59,163)
Capital lease obligation principal paid	(4,952)	(5,815)	(8,129)
Dividends paid	(756,920)	(558,848)	(407,210)
Proceeds from loans	475,815	1,284,296	1,012,613
Loan principal paid	(158,080)	(1,064,100)	(491,481)
Payments from Sistema	—	7,182	11,698

Net cash (used in)/provided by financing activities	(692,894)	(464,066)	461,528

Effect of exchange rate changes on cash and cash equivalents	101,128	6,417	(2,657)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	414,509	141,705	(195,866)
CASH AND CASH EQUIVALENTS, beginning of the year	219,989	78,284	274,150

CASH AND CASH EQUIVALENTS, end of the year	634,498	219,989	78,284

SUPPLEMENTAL INFORMATION:
Income taxes paid	$838,647	$673,410	$588,105
Interest paid	$216,997	$201,352	$145,081
Non-cash investing and financing activities:
Additions to network equipment and software under capital lease	$6,037	$7,561	$4,091
Amounts owed for capital expenditures	$363,004	$214,835	$69,734
Payable related to business acquisition (Note 3)	$14,639	$—	$23,618

The accompanying notes to the consolidated financial
statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

1.     DESCRIPTION OF BUSINESS

        Business of the Group—OJSC Mobile TeleSystems and its subsidiaries ("MTS" or "the Group") is the largest provider of mobile telecommunications services in the Russian Federation ("RF", or "Russia"), Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of the number of subscribers and revenues.

        The Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC", or "the Company") was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, MTS has continued to grow by applying for Global System for Mobile Communication ("GSM") licenses in new regions and acquiring existing GSM license holders and operators.

        The Group provides a wide range of voice and data mobile telecommunications services, including text messages ("SMS"), picture messages ("MMS") and other data services. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements. The Group's mobile services are currently offered over a GSM network, on which a General Packet Radio Service ("GPRS") service is also provided.

        In July 2006, Ukrainian Mobile Communications ("UMC"), MTS subsidiary in Ukraine, acquired a new CDMA (Code Division Multiple Access) license, which is a 3G telecommunications standard, ratified by the International Telecommunication Union. UMC plans to start rendering services through the 3G network in 2008.

        In April 2007, MTS received a federal license allowing it to provide 3G services in Russia. In accordance with the conditions set forth in the tender documentation, the winning companies are required to begin commercial exploitation of a 3G network within two years from the time they receive the license. The Company is planning to start rendering commercial services under 3G license in 2008.

        In April 2007, the Communication and Information Agency of Uzbekistan allocated 2500-2700 MHz frequencies to Uzdunrobita, MTS subsidiary in Uzbekistan, thus allowing the Group to provide WiMAX (Worldwide Interoperability for Microwave Access) services on the entire territory of the country. MTS plans to start providing access to the Internet using WiMAX in Tashkent by the end of 2008. Additionally, in April 2007 Uzdunrobita received a 3G license valid until the end of 2016 for the entire territory of Uzbekistan. 3G network will be launched in the major cities of the country, where there is effective customer demand and a need to increase network capacity. The Group is planning to launch its 3G network in 2008 in Tashkent followed by Samarkand, Bukhara and Andijan.

        In October 2007, the Public Services Regulatory Commission of the Republic of Armenia allocated 3G frequencies to CJSC K-Telecom ("K-Telecom"), MTS subsidiary thus allowing the Group to provide 3G services in Armenia. The allocation is valid for ten years. K-Telecom is licensed to offer 3G (UMTS) services by virtue of its general telecommunication license.

        The Group is organized by geography of its operations. MTS principal mobile operations are located in Russia, Ukraine and other CIS countries. In 2006, the Group established a new Business unit "MTS Russia", that is responsible for the operational management of all Russian macro-regions; Business unit "MTS Ukraine"; and Business unit "Foreign subsidiaries" that includes Uzdunrobita in

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Uzbekistan, Barash Communications Technologies, Inc. ("BCTI") in Turkmenistan, K-Telekom in Armenia and MTS Belarus, an equity accounted affiliate of MTS, in Belarus.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT."

        Ownership—As of December 31, 2007 and 2006, MTS shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2007	2006
Joint-Stock Financial Corporation "Sistema" ("Sistema")	32.4%	32.2%
Sistema Holding Limited ("Sistema Holding")	9.9%	9.8%
Invest-Svyaz, Closed Joint-Stock Company ("Invest-Svyaz")	8.2%	8.1%
VAST, Limited Liability Company ("VAST")	3.1%	3.0%
ADS Holders	39.6%	39.3%
Free float, GDR Holders and others	6.8%	7.6%

	100.0%	100.0%

        MTS share capital comprises 1,960,849,301 and 1,977,404,010 of outstanding common shares, net of treasury shares, as of December 31, 2007 and 2006, 777,396,505 and 776,550,625 of which are in forms of ADS, respectively. MTS wholly-owned subsidiary, Mobile TeleSystems LLC, owned 3,913,003 and 4,761,129 shares as of December 31, 2007 and 2006, respectively, in connection with the Group's management stock option plans. During the years ended December 31, 2007 and 2006 MTS repurchased 17,402,835 and 11,161,000 of its own common shares, respectively, that represent 3,480,567 and 2,232,200 ADSs for $254.4 million and $110.0 million, respectively. As a result, the total shares in treasury stock of the Group comprised 32,476,837 and 15,922,128 as of December 31, 2007 and 2006, respectively.

        Sistema owned 100% of Sistema Holding, Invest-Svyaz, and VAST, which collectively resulted in Sistema's effective ownership in MTS of 53.6% and 53.1% (or 1,050,165,886 of common shares) as of December 31, 2007 and 2006, respectively.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADS, representing 345,244,080 common shares. Subsequently, due to the change in ratio of ADS per ordinary shares, trading of shares on the open market and the repurchase of 5,712,767 ADS by MTS during 2007 and 2006 the number of ADS changed to 155,479,301 and 155,310,125 (representing underlying ownership of 777,396,505 and 776,550,625 shares) as of December 31, 2007 and 2006, respectively.

        Since 2003, common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange ("MICEX").

        In 2007, the Board of Directors approved a dividend policy, whereby the Group will aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

U.S. GAAP. The dividend could vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cach flow operations, potential acquisition opportunities, as well as Group's debt position.

        Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2007, 2006 and 2005 that is distributable under Russian legislation totalled 37,696 million rubles ($1,473.8 million, unaudited), 32,094 million rubles ($1,181.0 million) and 12,544 million rubles ($444.4 million), respectively.

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
Dividends declared (including dividends on treasury shares of $5,967, $1,519 and $1,360, respectively)	$747,213	$561,629	$402,600
Dividends, U.S. Dollars per ADS	1.9	1.4	1.01
Dividends, U.S. Dollars per share	0.375	0.282	0.202

        As of December 31, 2007 and 2006, dividends payable were $0.8 million and $1.3 million, respectively.

        Starting from July, 2005 until December 31, 2007, the Company completed the merger of nineteen of its subsidiaries in Russia into MTS OJSC. These subsidiaries were Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900 ("UDN-900"), Dontelecom, MTS-Barnaul, MTS-Nizhniy Novgorod ("MTS-NN"), Telecom-900, Amur Cellular Communication ("ACC"), Gorizont-RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications ("TSS"), BM Telecom, Far East Cellular Systems-900 ("FECS-900"), Siberia Cellular Systems-900 ("SCS-900"), Uraltel, ReCom and Telesot Alania.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Accounting principles—MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation, in Ukrainian hryvnias for UMC, Uzbek som for Uzdunrobita, U.S. Dollars for BCTI, Turkmenian manat for the branch of BCTI in Turkmenistan and Armenian drams for K-Telecom based on respective local accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in terms of U.S. Dollars.

        The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting and depreciation and valuation of property, plant and equipment, intangible assets and investments.

        Basis of consolidation—Wholly-owned and majority-owned subsidiaries where the Group has operating and financial control are consolidated. Those ventures where the Group exercises significant influence, but does not have operating and financial control are accounted for using the equity method. All intercompany accounts and transactions are eliminated upon consolidation. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated balance sheets. The Group's share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 17. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

        As of December 31, 2007 and 2006, the Company had investments in the following significant legal entities:

		December 31,
	Accounting Method	2007	2006
Russia
Primtelefon	Consolidated	100.0%	100.0%
Volgograd Mobile	Consolidated	100.0%	100.0%
Astrakhan Mobile	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
Mar Mobile GSM	Consolidated	100.0%	100.0%
Novitel	Consolidated	100.0%	100.0%
MTS-Kostroma	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
MSS	Consolidated	91.0%	91.0%
Sweet-Com	Consolidated	74.9%	74.9%
Dagtelecom	Consolidated	74.9%	74.9%
Bashcell	Consolidated	100.0%	—
ReCom(1)	Merged / Consolidated	—	100.0%
Telesot Alania(1)	Merged / Consolidated	—	100.0%
TS-Retail	Equity/Consolidated	25.0%	100%
Coral/Sistema Strategic Fund	Equity	35.0%	—
Ukraine
UMC	Consolidated	100.0%	100.0%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Other countries
MTS Finance(2)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	74.0%
BCTI	Consolidated	100.0%	100.0%
MTS Bermuda Ltd.(3)	Consolidated	100.0%	100.0%
K-Telekom	Consolidated	80.0%	—
MTS Belarus	Equity	49.0%	49.0%

(1)
Represents wholly-owned entities merged with MTS OJSC on April 1, 2007.

(2)
Represents beneficial ownership.

(3)
A wholly-owned subsidiary in Bermuda established to repurchase the Group's ADSs (Note 1).

        Translation methodology—Until January 1, 2007, the functional currency for the majority of the Group's subsidiaries, excluding UMC, Kuban-GSM and BCTI where the functional currency was the local country currency, was the United States dollar ("U.S. Dollar") as the majority of revenue, cost, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in U.S. Dollars.

        In April 2007, an amendment to the Russian Federal law on protection of consumer's rights was enforced prohibiting companies to set up prices in currencies other than Russian rubles. Following the expected changes in regulatory environment and due to growth in share of expenditures denominated or fixed in Russian rubles, the Group's subsidiaries in the Russian Federation began pricing its services and invoicing customers in Russian rubles from January 1, 2007. As a result of these changes, the Company reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"), and determined that, starting January 1, 2007, the functional currency of the Company's subsidiaries domiciled in Russia was the Russian ruble. Pursuant to SFAS No. 52 provisions, the change was adopted prospectively beginning January 1, 2007, and no retroactive restatement of previously issued financial statements was made.

        Non-monetary assets and liabilities acquired prior to when Russian economy ceased to be highly inflationary on January 1, 2003, were translated from U.S. Dollars to Russian rubles by using exchange rate at that date in accordance with EITF 92-4, "Accounting for a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary". The resulting balance became historical Russian ruble cost basis. For non-monetary assets and liabilities acquired subsequently January 1, 2003, the historical Russian ruble amounts were retained.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities and the related deferred taxes as of January 1, 2007:

January 1, 2007
Property, plant and equipment, net	329,475
Intangible assets, net	66,235
Goodwill	9,961
Other non-current assets	6,501
Net deferred tax liability	(57,798)
Other, net	4,623

Total increase	358,997

        This increase has been reflected in shareholders equity as a part of other comprehensive income as of January 1, 2007.

        MTS Belarus, the Group's equity investee, changed its functional currency from U.S. Dollar to Belarusian ruble prospectively from January 1, 2007. The impact of this change on MTS Belarus statement of financial position was not material to the consolidated financial statements.

        As of December 31, 2007, the functional currencies of the Group entities were the following:

  •
  For Russian entities—Russian ruble;

  •
  For UMC—Ukrainian hryvnia;

  •
  For Turkmen branch of BCTI—Turkmenian manat;

  •
  For Uzdunrobita—U.S. Dollar;

  •
  For K-Telecom—Armenian dram;

  •
  For MTS-Belarus—Belarusian ruble; and

  •
  For other entities—U.S. Dollar.

        Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus maintain their records and prepare their financial statements in the local currency, either Russian ruble, Ukrainian hryvnia, Uzbek som, Turkmenian manat, Armenian dram or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

        The Group has retained the U.S. Dollar as its reporting currency. Remeasurement of financial statements into functional currencies where applicable and translation of financial statements into U.S. Dollars has been performed in accordance with the provisions of SFAS No. 52:

  •
  For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at average rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

  •
  For Russian entities, UMC, K-Telecom, and for the Turkmen branch of BCTI where the functional currency is other than the reporting currency, the Russian ruble, Ukrainian hryvnia, Armenian dram and Turkmenian manat, respectively, all year-end balance sheet items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at period average exchange rate. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

        Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, business combinations, FIN No. 48 estimates, the recoverability of intangible assets and other long-lived assets, certain accrued liabilities and valuation of financial instruments.

        Cash and cash equivalents—Cash represents cash on hand and in MTS bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

        Short-term investments—Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

        Allowance for doubtful accounts—MTS provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable from customers and other receivables.

        Prepaid expenses—Prepaid expenses are primarily comprised of advance payments made to vendors for inventory and services.

        Inventory—Inventory mainly consists of handsets and accessories held for sale, spare parts, to be used for equipment maintenance within the next twelve months, advertising materials, and other inventory items. Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost ("WAC") method.

        Handsets and accessories held for sale are expensed when sold. The Group periodically assesses its inventories for obsolete and slow-moving stock.

        Value-added tax ("VAT")—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

        Assets held for sale—In 2006, the Group management decided to discontinue use of certain telecommunication equipment ("Lucent equipment") in MTS Russia in accordance with the Group's network development strategy. The Group accounts for Lucent equipment in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") and reports Lucent equipment at the lower of its carrying amount or fair value less costs to sell. The equipment had a fair value less costs to sell of approximately $67.4 million and $63.2 million as of December 31, 2007 and 2006, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The Group has initially negotiated with a third party to sell this equipment during the year ended December 31, 2007. However, due to a wide range of geographical areas the equipment is located and its diversity, the Group reconsidered the time needed to sell the equipment in 2007 and, as a result, the original plan of sale was extended for another two years. Accordingly, part of Lucent equipment in the amount of $35.4 million, which is expected to be sold during 2008, was classified as other current assets in the accompanying consolidated balance sheet as of December 31, 2007. The remaining portion of equipment in the amount of $32.0 million, which is expected to be sold during 2009, was recorded in other non-current assets in the Group's consolidated balance sheet as of December 31, 2007.

        Due to the fact that initial plan of sale was reconsidered, the fair value of Lucent equipment as of December 31, 2007, was determined using the discounted cash flows based on updated expected timing of sale. As a result, an impairment loss on Lucent equipment in the amount of $6.8 million was recorded as other operating expenses in the Group's consolidated statement of operations for the year ended December 31, 2007. This loss is entirely attributable to "Russia" operating reportable segment.

        Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Network and base station equipment	5 - 12 years
Leasehold improvements	shorter of 8 - 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

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

        Asset retirement obligations—In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" ("FIN No. 47"), the Group calculates an asset retirement obligation and an associated asset retirement cost when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The adoption of FIN No. 47 did not have material impact on the Group's financial position or results of operations. The Group's obligations under SFAS No. 143 relate primarily to the cost of removing its equipment from sites. As of December 31, 2005, the estimated asset retirement obligations were not significant to the Group's consolidated financial position and results of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2007 and 2006, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

Balance as of December 31, 2006	$10,821
Liabilities incurred in the current period	3,115
Accretion expense	1,138
Revisions in estimated cash flows	44,453

Balance as of December 31, 2007	$59,527

        The Group recorded the present value of assets retirement obligations as other long-term liabilities in the consolidated balance sheets as of December 31, 2007 and 2006. Revisions in estimated cash flows are attributable to the increase in dismantlement works cost in dollar terms and change in the inflation rate forecast used for the calculation.

        License costs—License costs are capitalized as a result of (a) the purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

        The current operating licenses of the Group do not provide for automatic renewal upon expiration. As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over three to fifteen years starting from the date such license becomes commercially operational.

        Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group's charter capital. Telephone numbering capacity with a finite contractual life is being amortized over the contract period which varies from five to ten years and the rights to use premises are being amortized over five to fifteen years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

        Software and other intangible assets are amortized over one to fifteen years. Customer bases are amortized over their respective estimated average subscriber life, being from 20 to 60 months. Rights to use radio frequencies are amortized over the period of their contractual life, being from two to fifteen years. All finite-life intangible assets are amortized using the straight-line method.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Leasing arrangements—The Group accounts for leases based on the requirements of SFAS No. 13, "Accounting for Leases." Entities of the Group lease operating facilities, which include switches, base stations and other cellular network equipment. The Group also leases premises and other sites to install base stations equipment and towers. Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

        Investments impairment—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. For the years ended December 31, 2007 and 2005, no impairment of investments occurred. In 2006, the Group's investment in Bitel LLC ("Bitel") in the amount of $150 million was written down to $nil (Note 20).

        Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144 Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets for the year ended December 31, 2007 amounted to $10.0 million. No impairment loss occurred during the years ended December 31, 2006 and 2005.

        Subscriber prepayments—MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of services provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

        Treasury stock—Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements.

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

        MTS categorizes its revenue sources in the statements of operations as follows:

  •
  Service revenue and connection fees: (a) usage charges; (b) subscription fees; (c) value added service fees; (d) fees for connecting users of other operators' fixed line and wireless networks to MTS network ("interconnect fees"); (e) roaming fees charged to other operators for guest roamers utilizing MTS network; (f) connection fees; and

  •
  Sales of handsets and accessories.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

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

        Value added service fees—Value added service fees are determined based on the usage of airtime or the volume of data transmitted for value added services, such as short message services ("SMS"), including content services via SMS, internet usage and data services. The Group evaluates the criteria outlined in Emerging Issues Task Force ("EITF") Issue No. 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent" in determining whether it is appropriate to record the gross amount of services provided and related costs or the net amount earned as commissions. Revenue is recorded gross when MTS is primarily obligated in a transaction, has latitude in establishing prices and selecting suppliers of services, or has several but not all of these indicators.

        Roaming fees—MTS charges roaming per-minute fees to other wireless operators for non-MTS subscribers utilizing MTS network. MTS recognizes such revenues when the services are provided.

        Interconnect fees—Effective July 1, 2006, an amendment to the RF Federal Law on Communications implemented the "calling party pays", or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Previously, MTS charged subscribers in Russia for incoming calls. Under the new system, MTS charges the telecommunication operators of the calling party for incoming calls, and, in its turn, MTS pays other operators for the outgoing calls of its subscribers.

        MTS recognizes interconnect fees for incoming calls to customers from fixed line or wireless networks owed by other operators in the month when services to the customer are actually provided.

        Connection fees—MTS defers the initial connection fees on its prepaid and postpaid tariff plans from the moment of initial signing of the contract with subscribers and activation of value added services over the estimated average subscriber life. Based on management analysis of the subscriber base in the regions where the Group operates the average expected subscriber life ranged from 12 to 60 months in 2005 and 2006, and from 14 to 60 months in 2007.

        Sales of handsets and accessories—MTS sells wireless handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of wireless handsets and accessories when the products are delivered to and accepted by the customer, as it is considered to be a separate earnings process from the sale of wireless services in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". The costs of wireless handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when the associated revenue is recognized.

        Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both accounts receivable and revenue. However, if the sales incentive is a free product or service delivered at the time of sale, the fair value of the free

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

product or service is classified as an expense. In particular, MTS sells handsets at prices below cost to contract subscribers. Such subsidies are recognized in the cost of handsets and accessories when the sale is recorded.

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

        Calls made by MTS subscribers from areas outside of the territories covered by the Group's licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with the subscriber, being a primary obligor in providing the services, bearing the credit risk and having latitude in establishing roaming prices. MTS charges its subscribers for roaming fees paid to other networks based on the Group's existing tariffs and records such roaming fees as service revenues at the time the services are performed.

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

        Accounting for uncertainty in income tax—On January 1, 2007, the Group adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes— an interpretation of SFAS No. 109". FIN No. 48 creates a single model to address uncertainty in tax position and clarifies the accounting for income taxes recognized by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. FIN No. 48 also provides guidance on recognition, measurement, classification, interest and penalties, disclosure and transition. The Group recognizes interests and penalties related to uncertain tax positions in income tax expense. The adoption of FIN No. 48 resulted in reduction on Group's accumulated income and additional accrual for unrecognized tax benefit, potential penalties and interest in the total amount of $0.6 million, $5.7 million and $1.3 million, respectively, which were recorded as an adjustment to retained earnings as of January 1, 2007 (see also Note 13).

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2007, 2006 and 2005, were $374,885, $321,451 and $248,610, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets' estimated useful lives. The capitalized interest costs for the years ended December 31, 2007, 2006 and 2005 were $88,810, $70,274 and $54,229, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expenses net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2007, 2006 and 2005, were $129,880, $138,977 and $110,422, respectively.

        Government Pension Fund—The Group contributes to the local state pension and social funds, on behalf of all its employees.

        In Russia all social contributions are represented by a unified social tax ("UST") calculated by the application of a regressive rate from 26% to 2% of the annual gross remuneration of each employee. The UST is allocated to three social funds, including the pension fund, where the rate of contributions varies from 20% to 2%, depending on the annual gross salary of employee. These contributions are expensed as incurred. The amount of UST paid by the Group in Russia amounted to $42.8 million, $35.8 million and $35.3 million in 2007, 2006 and 2005, respectively.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in the Ukraine amounted to $11.7 million, $9.1 million and $6.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

        The Group does not participate in any pension funds other then described above.

        Earnings per share—Basic earnings per shares ("EPS") have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees. There are 1,397,256, 1,435,001 and 3,187,240 stock options outstanding as at December 31, 2007, 2006 and 2005, respectively.

        The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group's net income:

	December 31,
	2007	2006	2005
Weighted average number of common shares outstanding, basic	1,973,354,348	1,987,610,121	1,986,819,999
Dilutive effect of stock options, as if exercised	720,560	35,894	290,040

Weighted average number of common shares and potential shares outstanding, diluted	1,974,074,908	1,987,646,015	1,987,110,039

        Financial instruments and hedging activities—From time to time in its acquisitions, the Group uses financial instruments, consisting of put and call options on all or part of the minority stakes of acquired companies, to defer payment of the purchase price and provide optimal acquisition structuring. These

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

put and call options qualify as freestanding financial instruments and are accounted in accordance with the provisions of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and EITF 00-6 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary".

        From time to time the Group enters into variable-to-fixed interest rate swap agreements to manage its exposure to variability in expected future cash flows of its variable-rate long term debt, which is caused by interest rate fluctuations.

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

        The Group's interest rate swap agreements are designated as cash flow hedges and the hedging relationship qualifies for hedge accounting. Accordingly, the effective portion of the change in the fair value of interest rate swap agreements is recorded in other comprehensive income and reclassified to interest expense in the same period that the related cash flows of the hedged transaction affect the interest expense.

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

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, derivative financial instruments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the Luxemburg stock exchange quotes as of December 31, 2007, the $400 million Notes due in 2008 had a fair value of 100.0% or $400 million, the $400 million Notes due in 2010 had a fair value of 103.8% or $415 million and the $400 million Notes due in 2012 had a fair value of 103.1% or $412 million. As of December 31, 2007, the fair value of other fixed rate debt including capital lease obligations approximated its carrying value. The fair value of variable rate debt approximates its carrying value.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is the reconciliation of total comprehensive income, net of tax for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
Net income	$2,071,504	$1,075,738	$1,126,405
Effect of change in functional currency	358,997	—	—
Currency translation adjustment	256,390	41,315	24,898
Change in fair value of interest rate swaps, net of tax of $352, $794 and $1,033, respectively	(1,114)	(2,013)	3,272

Total comprehensive income	$2,685,777	$1,115,040	$1,154,575

        Stock-based compensation—Prior to December 31, 2005, MTS accounted for stock options issued to employees under the recognition and measurement provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees, Compensation" ("APB No.25"), as permitted by FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No.123") and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment to FASB Statement No. 123". Under the requirements of these statements, the Group elected to use the intrinsic method to measure share-based awards for the purposes of recording share-based compensation expense for awards granted to employees.

        Effective from January 1, 2006, MTS adopted the provisions of FASB Statement No. 123R "Share based payments" (SFAS No. 123R), which is a revision of SFAS No. 123. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received in income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the day they are granted (with certain exceptions) and is recognized over the period during which the employees are required to provide services in exchange for equity instruments.

        The Group adopted SFAS No. 123R using the modified-prospective-application transition method. Under this transition method, compensation cost for all share-based awards granted prior to, but not yet vested as of December 31, 2006, was determined based on the grant date fair value estimated in accordance with the original requirements of SFAS No. 123, using the same assumptions and taken into account the estimated forfeitures.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        If the Group had recognized compensation costs following the provisions of the SFAS No. 123 in the year ended December 31, 2005, net income and earning per share amounts would have been as follows:

December 31, 2005
Net income as reported	$1,126,405
Add: Stock-based compensation included in reported net income, net of related tax effects	1,175
Less: Pro forma stock-based compensation under SFAS No.123, net of related tax effects	(2,891)

Pro forma net income	$1,124,689

Earnings per share—basic and diluted
As reported	$0.57
Pro forma	$0.57

        Comparative information—Certain prior year amounts have been reclassified to conform to the current period presentation.

        New and recently adopted accounting pronouncements—In September 2006, the FASB issued FASB Statement No. 157, "Fair value measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements of fair value measurement. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurement, and accordingly, does not require any fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group adopted SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Group's financial position, results of operations and cash flows.

        In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"—including an amendment of FASB Statement No. 115" ("SFAS No.159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). The Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No.159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 will have a material impact on the consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141R, "Business Combinations" ("SFAS No. 141R"), and FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). These statements substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current GAAP). SFAS No. 141R and SFAS No.160 will require among other changes: (a) more assets acquired and liabilities assumed to be measured at fair value as of the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

acquisition date; (b) liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period; (c) an acquirer to expense acquisition-related costs; and (d) noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Both Statements are to be applied prospectively (with one exception related to income taxes) for fiscal years beginning on or after December 15, 2008. However, SFAS No.160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements, if presented. Both standards prohibit early adoption. The Group is currently evaluating the impact the adoption of SFAS No. 141R and SFAS No. 160 may have on its financial position and results of operations.

        In connection with the issuance of SFAS No. 160, the SEC revised EITF Topic D-98 "Classification and Measurement of Redeemable Securities" ("Topic D-98") to include the SEC Staff's views regarding the interaction between Topic D-98 and SFAS No. 160. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance required by Topic D-98 applies to noncontrolling interests (e.g., when the noncontrolling interest is redeemable at a fixed price by the holder or upon the occurrence of an event that is not solely within the control of the issuer). This includes noncontrolling interests redeemable at fair value. The revisions to Topic D-98 that are specific to accounting for noncontrolling interests should be applied no later than the effective date of SFAS No. 160. The Group is currently evaluating the impact that adoption of SFAS No. 160 and Topic D-98 will have on the accounting and disclosure of the Group's minority interest.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Group is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Group's financial position, results of operations and cash flows.

3.     BUSINESSES ACQUIRED

        Bashcell acquisition—In December 2007, MTS acquired 100% of Bashcell, the GSM-1800 mobile services provider in the Republic of Bashkortostan, situated in Russia's Volga region. Cash consideration paid amounted to $6.7 million. In connection to the purchase MTS assumed debt in the amount of $31.9 million due from Bashcell to its previous shareholder.

        As of November 30, 2007, Bashcell provided services to approximately 142,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        This acquisition was accounted for using the purchase method of accounting. The preliminary purchase price allocation for the acquisition was as follows:

Current assets	$4,960
Non-current assets	28,730
Customer base cost	8,586
Goodwill	5,123
Current liabilities	(7,568)
Non-current liabilities	(31,919)
Deferred taxes	(1,220)

Purchase price	$6,692

        Goodwill is mainly attributable to the synergy expected as a result of the acquisition and was assigned to "Russia" operating segment. The total amount of goodwill is not deductible for income tax purposes. The customer base is amortized over the estimated average subscriber's life of approximately 34 months.

        Although substantially complete, final adjustments, as applicable, to the purchase price allocation for the acquisition will be finalized in the first quarter of 2008.

        K-Telecom acquisition—In September 2007, MTS acquired 80% stake in International Cell Holding Ltd, 100% indirect owner of K-Telecom CJSC, Armenia's wireless telecommunication operator. Along with acquisition, the Group entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010 and not later than July 2012. In accordance with put and call option agreement, the exercise price shall be determined by an independent investment bank at the date the option is exercised. The option is valid until July 2012. The option was accounted for at fair value which was $nil at December 31, 2007.

        K-Telecom operates under the VivaCell brand in the GSM-900/1800 standard covering the entire territory of Armenia. As of July 1, 2007, it provided services to over 986,000 subscribers (unaudited). The license is valid until the end of 2019.

        In accordance with sale and purchase agreement, MTS paid €260.0 million ($361.2 million as of the date of acquisition) for 80% of K-Telecom and €50.0 million ($69.0 million as of the date of acquisition) shall be paid out to the sellers in the course of three years from 2008 to 2010 provided certain agreed financial targets are met by K-Telecom. Based on K-Telekom's financial results for the year ended December 31, 2007, €10.0 million ($14.7 million as of December 31, 2007) out of €50.0 million ($73.6 million as of December 31, 2007) was recognized as a liability in the accompanying consolidated balance sheet and included in the purchase price of K-Telekom. In conjunction with the acquisition, MTS extended a €140.0 million ($194.5 million as of date of acquisition) technical loan to K-Telecom for repayment of payables for equipment and other liabilities due as of the date of acquisition to PMF Telecommunications, an entity, affiliated to the sellers. As a result, K-Telekom's liabilities to the seller and its affiliates were settled. The loan is eliminated in consolidation and is not part of purchase price. Finders and consultants fees paid in connection with the business combination comprised $26.7 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$31,805
Non-current assets	198,984
License costs	217,354
Customer base cost	76,754
Trade mark	2,555
Goodwill	120,579
Current liabilities	(25,138)
Non-current liabilities	(149,841)
Deferred taxes	(59,722)
Minority interest	(10,772)

Purchase price	$402,558

        Recording contingent consideration once financial targets are met will result in future adjustments to the purchase price.

        Goodwill is mainly attributable to the economic potential of Armenia, given the low mobile penetration level of the market. Goodwill is not deductible for income tax purposes.

        The customer base is amortized over the estimated average subscriber's life of approximately 46 months.

        Uzdunrobita acquisition—In June 2007, MTS purchased an additional 26% stake in JV Uzdunrobita ("Uzdunrobita"), mobile operator in Uzbekistan, from a private investor for $250.0 million in cash. Previously MTS owned 74% of Uzdunrobita. As a result of this transaction, MTS ownership increased to 100%. The transaction was accounted for using the purchase method. Allocation of purchase price increased the recorded license cost by $155.7 million, customer base cost by $6.5 million, property plant and equipment cost by $5.4 million. Additional $35.0 million was recognized as goodwill. Goodwill is not deductible for income tax purposes and is mainly attributable to the economic potential of the markets where Uzdunrobita operates.

        License costs are amortized over the remaining contractual terms of the licenses of approximately 9 years and the customer base is amortized over the estimated average subscriber's life of approximately 20 months.

        Dagtelecom acquisition—In July 2006, MTS acquired a 74.99% controlling stake in Dagtelecom for a cash consideration of $14.7 million. In conjunction with this acquisition, the Group entered into a put and call option agreement to buy the remaining stake at fair market value within an exercise period commencing from September 1, 2009 and ending in July 2021, for the put option, and from 2009 to 2010 for the call option. The fair values of the option was $nil at December 31, 2007 and 2006. Dagtelecom is a GSM-900 mobile services provider in the Republic of Dagestan, a region in the South of Russia with a population of 2.6 million. Dagtelecom's customer base at the date of acquisition was approximately 170,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

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

        The customer base is amortized over the estimated average subscriber's life of approximately 60 months.

        ReCom acquisition—In December 2005, MTS purchased the remaining 46.1% stake in ReCom for $110.0 million. Previously, MTS owned 53.9% of ReCom. As a result of the transaction, MTS' ownership in the subsidiary increased to 100%. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased the recorded license costs by $43.9 million, the customer base costs by $15.0 million and resulted in recognition of goodwill of $16.2 million.

        Goodwill is mainly attributable to the economic potential of the market given the low regional penetration level as of the date of acquisition. Goodwill is not deductible for income tax purposes.

        License costs are amortized over the remaining contractual terms of the licenses of approximately 3 to 8 years and the customer base is amortized over the estimated average subscriber's life of approximately 60 months.

        BCTI acquisition—In June 2005, MTS entered into an agreement to acquire 100% of the outstanding stock of BCTI, which is a leading cellular operator in Turkmenistan with a customer base of approximately 59,100 subscribers (unaudited). BCTI holds a license to provide GSM-900/1800 services for the whole territory of Turkmenistan. The agreement provided for the acquisition of a 51% stake and included a forward commitment to complete the acquisition of the remaining 49% stake within eight months from the date of the original agreement subject to certain conditions.

        MTS acquired the 51% stake in BCTI for a cash consideration of $28.2 million, including a finder's fee of $2.5 million. The Group accounted for the purchase of the remaining 49% stake in BCTI as a financing of the minority interest and, consequently, consolidated 100% of the subsidiary starting from June 30, 2005. In November 2005, MTS completed the acquisition of the remaining 49% stake in BCTI for a cash consideration of $18.5 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

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

        Gorizont-RT acquisition—In June 2005, MTS acquired the remaining 24.0% stake in Gorizont-RT, increasing its ownership to 100%. The purchase price paid was $13.5 million. The allocation of purchase price increased the recorded license costs by $7.5 million. Additional $2.7 million was recognized as goodwill. Goodwill is not deductible for income tax purposes.

        Telesot Alania acquisition—In December 2005, MTS acquired the remaining 47.5% stake in Telesot Alania, increasing its ownership in the company to 100%. In accordance with the purchase agreement the purchase price amounted to $32.6 million, from which $9.0 million was paid in 2005, and the remaining $23.6 million was paid during 2006.

        The purchase price allocation was completed in 2006. The adjustment to the preliminary purchase price allocation made as of the date of the acquisition in 2005 resulted in a reduction of goodwill to $24.0 million and increase of license cost to $5.0 million.

        License costs are amortized over the remaining contractual terms of the license of approximately 2 years and the customer base is amortized over the estimated average subscriber's life of approximately 60 months.

        Goodwill is mainly attributable to the economic potential of the market in the macro-region "South" where the company is located. Goodwill is not deductible for income tax purposes.

        Acquisitions of various regional companies—In November 2006, MTS established a wholly-owned subsidiary TS-Retail LLC ("TS-Retail") to further expand its retail business. On December 7, 2007, MTS stake in this company decreased from 100% to 25% following the increase of share capital by TS-Retail by $14.0 million, that was paid by MTS and certain Sistema subsidiaries. See Note 15 for detailed description of this transaction.

        In December 2005, MTS acquired an additional 74% stake in MTS-Tver for $1.4 million. As a result of the transaction, MTS ownership in the company increased to 100%. The acquisition was accounted for using the purchase method.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        In December 2005, MTS acquired the remaining 6.47% stake in Sibintertelecom, which resulted in an increase of MTS ownership in Sibintertelecom to 100%. The amount paid for the stake was $2.8 million. The allocation of purchase price increased the recorded license costs by $1.4 million. Additional $0.2 million was recognized as goodwill. Goodwill is not deductible for income tax purposes.

        In February 2005, MTS completed the acquisition of 74.9% stake in Sweet-Com LLC for a cash consideration of $2.0 million. Sweet-Com LLC is the holder of 3.5 GHz radio frequency allocation for the Moscow region. The company is providing wide-band radio access services for the "last mile" based on Radio-Ethernet technology. The acquisition was accounted for using the purchase method. As the result of the purchase price allocation, license costs increased by $2.4 million.

        In February 2005, MTS acquired a 74% stake in MTS-Komi Republic, increasing its ownership to 100%. The consideration paid under the transaction amounted to $1.2 million. The acquisition was accounted for using the purchase method.

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2007 and 2006, give effect to the acquisitions of K-Telekom, Bashcell and the remaining stake in Uzdunrobita, as though these business combinations had been completed at the beginning of each year.

	2007	2006
Pro forma:
Net revenues	$8,375,532	$6,486,102
Net operating income	2,726,235	2,107,181
Net income	2,054,765	1,019,327
Earnings per share, basic and diluted	$1.04	$0.51

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2006, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

4.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2007 and 2006, comprised the following:

	December 31,
	2007	2006
Ruble current accounts	$71,457	$92,626
Ruble deposit accounts	61,517	13,292
U.S. Dollar current accounts	15,143	8,445
U.S. Dollar deposit accounts	255,293	37,601
Hryvnia current accounts	3,550	14,931
Hryvnia deposit accounts	6,931	5,941
Uzbek som current accounts	121,719	1,816
Uzbek som deposit accounts	45,736	35,513
Turkmenian manat current accounts	22,154	7,441
Armenian dram current accounts	14,777	—
Armenian dram deposit accounts	8,546	—
Current accounts in other currencies	7,675	2,383

Total cash and cash equivalents	$634,498	$219,989

5.     SHORT-TERM INVESTMENTS

        Short-term investments, consisting of deposits denominated in U.S. Dollars, as of December 31, 2007, comprised the following:

	Annual interest rate	Maturity Date	December 31, 2007
OJSC Moscow Bank of Reconstruction and Development	6.6%	June, 2008	$15,000
Other			776

Total short-term investments			$15,776

        Short-term investments, consisting of deposits denominated in U.S. Dollars, as of December 31, 2006, comprised the following:

	Annual interest rate	Maturity Date	December 31, 2006
OJSC Moscow Bank of Reconstruction and Development	7.5%	March, 2007	$42,700
OJSC Moscow Bank of Reconstruction and Development	7.5%	February, 2007	12,300
Other			1,047

Total short-term investments			$56,047

        OJSC Moscow Bank of Reconstruction and Development is a related party, whose controlling shareholder is Sistema (see also Note 15).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

6.     TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2007 and 2006, comprised the following:

	December 31,
	2007	2006
Accounts receivable, subscribers	$180,411	$183,038
Accounts receivable, interconnect	148,902	89,977
Accounts receivable, roaming	44,525	26,104
Accounts receivable, other	56,250	46,795
Allowance for doubtful accounts	(43,480)	(47,435)

Trade receivables, net	$386,608	$298,479

        The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Balance, beginning of the year	$47,435	$39,919	$16,659
Provision for doubtful accounts	58,924	84,858	50,407
Accounts receivable written off	(62,879)	(77,342)	(27,147)

Balance, end of the year	$43,480	$47,435	$39,919

7.     INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2007 and 2006, comprised the following:

	December 31,
	2007	2006
Spare parts for base stations	$52,069	$78,120
SIM cards and prepaid phone cards	33,315	34,611
Handsets and accessories	18,263	25,458
Advertising materials	7,802	9,021
Other materials	29,483	49,055

Total inventory and spare parts	$140,932	$196,265

        Other materials mainly consist of stationery, fuel and auxiliary materials. Obsolescence expense for the years ended December 31, 2007, 2006 and 2005, amounted to $nil, $nil and $9,112, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations. Spare parts for base stations included in inventory are expected to be utilized within the next twelve months after the balance sheet date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

8.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2007 and 2006, was as follows:

	December 31,
	2007	2006
Network, base station equipment (including leased network and base station equipment of $1,533 and $7,676, respectively) and related leasehold improvements	$6,374,063	$4,517,536
Office equipment, computers and other	641,095	447,640
Buildings and related leasehold improvements	352,313	242,175
Vehicles (including leased vehicles of $13,269 and $7,561, respectively)	40,973	31,949

Property, plant and equipment, at cost	7,408,444	5,239,300
Accumulated depreciation (including accumulated depreciation on leased equipment of $5,625 and $4,321)	(3,079,376)	(1,948,368)
Equipment for installation	748,447	582,827
Construction in progress	1,529,800	1,423,910

Property, plant and equipment, net	$6,607,315	$5,297,669

        Depreciation expenses during the years ended December 31, 2007, 2006 and 2005, amounted to $999.0 million, $689.7 million and $510.5 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $2.8 million, $2.3 million and $4.0 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

9.     OTHER INTANGIBLE ASSETS AND GOODWILL

        Intangible assets at December 31, 2007 and 2006, comprised the following:

		December 31, 2007			December 31, 2006
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 180 months	$1,280,614	$(604,635)	$675,979	$919,400	$(383,358)	$536,042
Acquired customer base	20 to 60 months	205,510	(105,714)	99,796	114,850	(95,751)	19,099
Rights to use radio frequencies	2 to 15 years	199,981	(69,398)	130,583	163,963	(52,882)	111,081
Accounting software	13 to 48 months	130,968	(48,291)	82,677	125,277	(38,595)	86,682
Numbering capacity with finite contractual life	5 to 10 years	102,857	(82,701)	20,156	90,138	(64,522)	25,616
Office software	13 to 48 months	45,577	(27,471)	18,106	63,605	(34,113)	29,492
Other software	3 to 15 years	18,593	(11,537)	7,056	18,931	(11,204)	7,727

		1,984,100	(949,747)	1,034,353	1,496,164	(680,425)	815,739

Unamortized intangible assets
Goodwill		359,450	—	359,450	165,462	—	165,462
Numbering capacity with indefinite contractual life		36,060	—	36,060	20,177	—	20,177

Total other intangible assets		$2,379,610	$(949,747)	$1,429,863	$1,681,803	$(680,425)	$1,001,378

        As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of five to ten years in accordance with the terms of the contract to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

        Amortization expense for the years ended December 31, 2007, 2006 and 2005, amounted to $294.8 million, $195.0 million and $202.3 million, respectively. Based on the amortizable intangible assets existing at December 31, 2007, the estimated amortization expense is $270.1 million for 2008, $263.4 million for 2009, $231.6 million for 2010, $177.3 million for 2011, $31.8 million for 2012 and $60.2 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The change in the net carrying amount of goodwill for 2007 and 2006 by reportable segments was as follows:

	Russia	Ukraine	Other	Total
Balance as of December 31, 2005	$100,751	$8,000	$46,470	$155,221
Acquisitions (Note 3)	10,241	—	—	10,241

Balance as of December 31, 2006	110,992	8,000	46,470	165,462

Acquisitions (Note 3)	5,123	—	155,544	160,667
Currency translation adjustment	18,703	—	14,618	33,321

Balance as of December 31, 2007	$134,818	$8,000	$216,632	$359,450

10.   DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2007 and 2006, were as follows:

	2007	2006
Balance at the beginning of the year	$79,607	$102,185
Payments received and deferred during the year	42,446	31,908
Amounts amortized and recognized as revenue during the year	(75,404)	(54,486)
Currency translation adjustment	6,840	—

Balance at the end of the year	53,489	79,607
Less: current portion	(32,644)	(47,528)

Non-current portion	$20,845	$32,079

        MTS defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

11.   BORROWINGS

        As at December 31, 2007 and 2006, the Group's borrowings comprised the following:

	December 31,
	2007	2006
Notes:
9.75% Notes due 2008	$400,000	$400,000
8.38% Notes due 2010	400,000	400,000
8.00% Notes due 2012	399,314	399,178
Less: current portion	(400,000)	—

Total notes, long-term	$799,314	$1,199,178

Bank loans	$2,197,172	$1,872,621
Less: current portion	(309,977)	(147,260)

Total debt, long-term	$1,887,195	$1,725,361

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Notes—On January 30, 2003, MTS Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $400.0 million 9.75% notes at par. These notes were fully and unconditionally guaranteed by MTS OJSC and matured on January 30, 2008. Proceeds received from the notes issue were $400.0 million and related issuance costs of $3.9 million were capitalized. MTS Finance was required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes were listed on the Luxembourg Stock Exchange. These notes were fully paid in January 2008.

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

        Management believes that the Group is in compliance with all restrictive notes covenants provisions during the three year period ended December 31, 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Bank loans—As at December 31, 2007 and 2006, the Group's loans from banking institutions were as follows:

			December 31,
		Annual interest rate (actual rate at December 31, 2007)
	Maturity		2007	2006
U.S. Dollar-denominated bank loans	2008 - 2014	LIBOR+0.13%-3.10% (4.73% - 7.70%)	$2,143,181	$1,802,340
Euro-denominated bank loans	2008 - 2014	EURIBOR+0.35%-0.65% (5.06% - 5.36%)	53,299	66,281
Other loans	various	various	692	4,000

Total debt			$2,197,172	$1,872,621

        The Group's loans represent amounts borrowed under credit facility agreements existing as of December 31, 2006, including the syndicated loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited). This facility allows the Group to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April, 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. As of December 31, 2007, the balances outstanding under the loan totalled $1,330.0 million.

        The Group's total available credit facilities as of December 31, 2007, amounted to $11.2 million.

        The loans are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates. Management believes that as of December 31, 2007, the Group is in compliance with all existing covenants.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The following table presents the aggregated scheduled maturities of the notes and debt principal outstanding as of December 31, 2007:

	Notes	Debt
Payments due in the year ended December 31,
2008	$400,000	$309,977
2009	—	986,774
2010	400,000	348,540
2011	—	237,339
2012	399,314	129,647
Thereafter	—	184,895

Total	$1,199,314	$2,197,172

        Hedges—In January 2006, the Group entered into a variable-to-fixed interest rate swap agreement with HSBC Bank plc to hedge MTS exposure to variability of future cash flows caused by the change in EURIBOR related to the borrowed loan. MTS agreed with HSBC Bank plc to pay a fixed rate of 3.29% and receive a variable interest of EURIBOR on €26.0 million for the period from April 28, 2006, up to October 29, 2013. As of December 31, 2007, the Group recorded an asset of $1.0 million in relation to the hedge contract in the accompanying consolidated balance sheet and income of $0.8 million, net of tax of $0.2 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of this agreement.

        In December 2007, the Group entered into several variable-to-fixed interest rate swap agreements with HSBC Bank plc, Rabobank, Citibank N.A. and ING Bank N.V. to hedge MTS exposure to variability of future cash flows caused by the change in LIBOR related to the borrowed loans.

        MTS agreed with HSBC Bank plc to pay a fixed rate of 4.14% and receive a variable interest of LIBOR on $96.1 million for the period from March 31, 2008, to September 30, 2014. The agreement with Rabobank was to pay a fixed rate of 4.16% and receive a variable interest of LIBOR on $86.1 million for the period from April 09, 2008, to April 09, 2014. MTS agreed with Citibank N.A. to pay a fixed rate of 4.29% and receives a variable interest of LIBOR on $53.5 million for the period from September 28, 2007, to September 30, 2013. Two agreements were signed with ING Bank N.V. Under the first agreement MTS pays to ING Bank N.V. a fixed rate of 4.19% and receive a variable interest of LIBOR on $92.6 million for the period from February 29, 2008, to February 28, 2014. According to the terms of the second agreement, MTS pays to ING Bank N.V. a fixed rate of 4.41% and receives a variable interest of LIBOR on $67.0 million for the period from July 16, 2007, to January 15, 2014.

        As of December 31, 2007, the Group recorded a liability of $1.4 million in relation to the above hedge contracts in the accompanying consolidated balance sheet and loss of $1.1 million, net of tax of $0.3 million, to other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        These instruments qualified as a cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2007, the outstanding hedges were effective. Approximately $0.4 million is expected to be reclassified in net income during the next twelve months.

12.   ACCRUED LIABILITIES

        Accrued liabilities at December 31, 2007 and 2006, comprised the following:

	December 31,
	2007	2006
Accruals for services	$187,062	$145,862
Accrued payroll and vacation	101,901	80,269
Accruals for payments to social funds	53,109	51,665
Accruals for taxes	60,905	68,098
Interest payable on debt	61,528	59,834

Total accrued liabilities	$464,505	$405,728

13.   INCOME TAX

        MTS provision for income taxes was as follows for the years ended December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
Current provision for income taxes	$830,358	$709,130	$475,549
Deferred income tax benefit	(92,088)	(133,027)	(64,959)

Total provision for income taxes	$738,270	$576,103	$410,590

        The statutory income tax rates for 2007 in Russia and Ukraine were 24% and 25%, respectively. The statutory income tax rates for 2007 in Uzbekistan and Turkmenistan were 10% and 20%, respectively. Income tax rate in Armenia in 2007 was 20%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The statutory income tax rate reconciled to MTS effective income tax rate is as follows for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Statutory income tax rate for year	24.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	1.0	2.9	3.0
Currency exchange and transaction loss/(gain)	0.1	2.8	(0.8)
Effect of FIN No. 48 adoption	0.6	—	—
Bitel investment and liability write off, not deductible for tax purposes	—	4.6	—
Effect of different tax rate of foreign subsidiaries	0.2	0.3	0.3
Other	0.2	—	(0.2)

Effective income tax rate	26.1%	34.6%	26.3%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2007 and 2006:

	December 31,
	2007	2006
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$138,781	$93,865
Deferred connection fees	12,908	19,214
Subscriber prepayments	24,341	25,755
Accrued expenses	95,636	72,864
Allowance for doubtful accounts	1,220	18,837
Inventory obsolescence	5,325	2,246
Other	2,929	9,994

Total deferred tax assets	281,140	242,775
Valuation allowance	—	(3,086)

Total deferred tax assets net of valuation allowance	281,140	239,689

Deferred tax liabilities
Licenses acquired	$(131,621)	$(83,462)
Depreciation of property, plant and equipment	(63,484)	(48,574)
Customer base	(4,113)	(4,055)
Other intangible assets	(18,807)	(19,479)
Debt issuance cost	(14,184)	(16,841)
Other	(26,636)	(12,513)

Total deferred tax liabilities	(258,845)	(184,924)

Net deferred tax asset	22,295	54,765

Net deferred tax asset, current	$136,466	$141,114
Net deferred tax liability, long-term	$(114,171)	$(86,349)

        The Group does not record a deferred tax liability related to the undistributed earnings of UMC, Uzdunrobita, BCTI and K-Telekom as it intends to permanently reinvest these earnings. The undistributed earnings of UMC amounted to $1,715.1 million and $1,373.6 million for the years ended December 31, 2007 and 2006, respectively.

        As of December 31, 2007, the Group included accruals for unrecognized tax benefit totalling to approximately $29.2 million as a component of income tax payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at January 1, 2007	$7,610
Additions based on tax position related to the current year	20,643
Additions to tax positions related to prior years	5,933
Reduction in tax positions related to prior years	(1,345)
Settlements with taxing authorities	(3,628)

Balance at December 31, 2007	$29,213

        At December 31, 2007, the Group also accrued interest and penalties related to unrecognized tax benefit of $2.5 and $1.9 million respectively. The Group does not expect the unrecognized tax benefit to change significantly over the next twelve months.

14.   SHARE BASED COMPENSATION

  The Stock Option Plan

        In 2000, MTS established a stock bonus plan and stock option plan ("the Stock Option Plan") for selected officers, key employees and key advisors. During its initial public offering in 2000 (see Note 1) MTS allotted 9,966,631 shares of its common stock to fund the Stock Option Plan.

        Since 2002, MTS has made several grants pursuant to its stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with the Company. The options are exercisable within two weeks after the vesting date, and, if not exercised, are forfeited. The exercise price of the options equaled average market share price during the hundred day period preceding the grand date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        A summary of the status of the Group's Stock Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollars	Weighted average grant date fair value of options (per share), U.S. Dollars	Aggregate intrinsic value
Outstanding at December 31, 2004	3,530,970	$4.09	$1.65	$2,777

Granted	1,778,694	6.89	1.74	907
Exercised	(1,801,622)	2.43	1.02	(924)
Forfeited	(320,802)	5.25	2.06	(305)

Outstanding at December 31, 2005	3,187,240	$6.47	$2.02	$2,455

Granted	—	—	—	—
Exercised	(639,357)	5.95	2.36	(695)
Forfeited	(1,112,882)	6.23	2.17	(1,017)

Outstanding at December 31, 2006	1,435,001	$6.89	$1.74	$743

Granted	1,778,694	6.31	5.95	6,652
Exercised	(848,126)	6.89	1.74	(433)
Forfeited	(968,313)	6.66	2.65	(1,726)

Outstanding at December 31, 2007	1,397,256	$6.31	$4.05	$5,236

        Stock options outstanding as of December 31, 2007 will vest during the year ended December 31, 2008. None of the stock options outstanding as of December 31, 2007 were exercisable.

        The fair value of options granted during the years ended December 31, 2007 and 2005, was estimated using the lattice model based on the following assumptions:

	2007	2005
Risk free rate	3.1%	4.7%
Expected dividend yield	0.3%	3%
Expected volatility	40.3%	40.0%
Expected life, years	2	2
Fair value of options (per share), U.S. Dollar	$5.95	$1.74

        Compensation costs under Stock Option Plan of $2.8 million, $1.7 million and $1.5 million was recognized in consolidated statements of operations during the years ended December 31, 2007, 2006 and 2005, respectively.

        The effect from forfeitures comprised $0.3 million for the year ended December 31, 2005. The effect of the estimated forfeitures on Group's operations since adoption of SFAS No. 123R was $1.7 million and $1.0 million in 2007 and 2006, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2007, there is $3.0 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under Stock Option Plan. This amount is expected to be recognized over a weighted-average period of 0.54 years.

        In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

  Phantom Stock Plan

        In June 2007, MTS board of directors approved the Phantom Stock Plan to provide deferred compensation to certain key employees (the "Participants") of the Group. The plan is based on units equivalent to the Company's common shares (the "Phantom Shares"). Under the Phantom Stock Plan, the Participants are entitled to a cash payment equal to the difference between the initial grant price and the exercise price of Phantom Shares, multiplied by the number of Phantom Shares granted, upon vesting of the award. The initial grant price is determined based on average market share price during the hundred day period preceding the grant date. The exercise price of Phantom Shares is determined based on average market share price during the hundred day period preceding the vesting date. The vesting period is two years from the grant date, contingent upon the continuing employment of the Participants by the Group. Further, the award shall vest only if at the end of the vesting period the cumulative percentage of the Company's market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors for the same period.

        The Group has a maximum of 3,600,000 phantom ADSs, or 18,000,000 Phantom Shares, reserved for issuance under the Phantom Stock Plan, of which 720,000 ADSs, or 3,600,000 Phantom Shares, were granted in 2007. A summary of the status of the Group's Phantom Stock Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollar	Weighted average fair value of options (per share), U.S. Dollar	Aggregate intrinsic value
Outstanding at December 31, 2006	—	$—	$—	$—
Granted	3,600,000	11.4	8.8	32,400
Exercised
Forfeited	(183,320)	11.4	8.8	(1,650)

Outstanding at December 31, 2007	3,416,680	$11.4	$8.8	$30,750

        All Phantom Shares outstanding as of December 31, 2007 are non-vested and will vest in 2009. None of the Phantom Shares were exercisable as of December 31, 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2007, were estimated using the Monte-Carlo simulation technique based on the following assumptions:

2007
Risk free rate	3.1%
Present value of expected dividends, U.S. Dollars	$5.3
Expected volatility	40.3%
Remaining vesting period, years	1.5
Cumulative cost of equity	21.7%
Fair value of phantom share award (per share), U.S. Dollar	$8.8

        The compensation cost under the Phantom Stock Plan recognized in consolidated statements of operations for the year ended December 31, 2007 amounted to $7.6 million and related deferred tax benefit amounted to $1.8 million. The respective liability of $7.6 million was included in other long-term liabilities in the consolidated balance sheet as of December 31, 2007.

        As of December 31, 2007, there was $23.7 million of total unrecognized compensation cost related to non-vested Phantom Shares. This amount is expected to be recognized over a weighted-average period of 1.5 years. The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of Phantom Shares awards will be achieved and only recognize expense for those shares expected to vest. The Group's estimated forfeiture rate was 5.1%. The effect of forfeitures amounted to $2.0 million for the year ended December 31, 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

15.   RELATED PARTIES

        Related parties balances as of December 31, 2007 and 2006, comprised the following:

	December 31,
	2007	2006
Accounts receivable:
TS-Retail	$8,578	$—
Comstar UTS for interconnect	6,048	—
Maxima for advertising	4,305	152
MTT for interconnect	3,029	5,164
MGTS for interconnect	2,631	—
Mediaplanning for advertising	—	2,041
Rosno for insurance	—	640
Other	413	437

Total accounts receivable, related parties	$25,004	$8,434

Accounts payable:
Sitronics for software and FORIS outstaffing services	$99,816	$106,176
Kvazar-Micro.ru for systems integration services	20,230	8,172
MTT for interconnect	19,197	4,834
Comstar UTS for interconnect	6,825	1,598
Sitronics Smart Tehnologies for SIM and prepaid phone cards	5,754	6,304
Mediaplanning for advertising	2,609	1,244
MGTS for interconnect	1,833	766
Maxima for advertising	1,266	4,167
Other	2,723	1,995

Total accounts payable, related parties	$160,253	$135,256

        Transactions with major related parties are described below.

        Moscow Bank of Reconstruction and Development ("MBRD")—MTS maintains certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2007 and 2006, MTS cash position at MBRD amounted to $321.7 million and $86.5 million in current accounts, respectively. Deposit accounts at MBRD amounted to $265.0 million as of December 31, 2007, and $55.0 million as of December 31, 2006. The related interest accrued and collected on the deposits for the years ended December 31, 2007, 2006 and 2005, amounted to $18.9 million, $4.8 million and $5.4 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        TS-Retail—As discussed in Note 3, in November 2006, MTS established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of Group's retail operations. In December 2007, following the execution of a business development plan, TS-Retail carried out an increase in charter capital up to $14.0 million which was bought out by MTS ($2.4 million) and other subsidiaries of Sistema ($11.6 million). As a result of the transaction, the Group's share in TS-Retail decreased to 25%. MTS deconsolidated TS-Retail since that date and subsequently accounted for this

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

investment under the equity method. During 2007, MTS granted a short-term loan to TS-Retail in the amount of $8.6 million.

        Comstar UTS ("Comstar")—MTS had interconnect, line and numbering capacity rental agreements with Comstar, Telmos and MTU-Inform, subsidiaries of Sistema. During 2007 Telmos and MTU-Inform merged with Comstar. Revenue under agreements with these entities for the years ended December 31, 2007, 2006 and 2005, amounted to $10.0 million, $1.7 million and $nil million, respectively. Interconnect and line rental expenses for 2007, 2006 and 2005 comprised $34.8 million, $25.9 million and $25.2 million.

        Maxima Advertising Agency ("Maxima")—In 2007, 2006 and 2005, MTS had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2007, 2006 and 2005, amounted to $127.7 million, $117.8 million and $58.6 million, respectively.

        MTT—In 2007, 2006 and 2005, MTS had interconnect and line rental agreements with MTT, a subsidiary of Sistema. Interconnect revenue for 2007, 2006 and 2005 amounted to $62.0 million, $29.4 million and $5.0 million, respectively. Interconnect expenses for 2007, 2006 and 2005 amounted to $83.1 million, $69.3 million and $41.1 million, respectively.

        Moscow City Telephone Network ("MGTS")—In 2007, 2006 and 2005, MTS had line rental agreements with MGTS, a subsidiary of Sistema, and rented a cable plant from MGTS for the installation of optic-fiber cable. MTS also rented buildings for administrative offices as well as premises for switchboard and base station equipment. Rental expenses for the years 2007, 2006 and 2005 amounted to $16.3 million, $13.1 million and $8.3 million, respectively. Interconnect revenue for 2007, 2006 and 2005 amounted to $25.2 million, $7.9 million and $0.3 million, respectively.

        Mediaplanning—During 2007, 2006 and 2005, MTS entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the years ended December 31, 2007, 2006 and 2005 amounted to $48.8 million, $45.1 million and $21.5 million, respectively.

        Rosno OJSC ("Rosno")—MTS arranged medical insurance for its employees and property insurance with Rosno (a subsidiary of Sistema until February, 2007). Insurance premiums paid to Rosno for the years ended December 31, 2006 and 2005, amounted to $11.3 million and $12.6 million, respectively. Staring from February, 2007, Rosno is no longer a related party of the Group, as Sistema sold its controlling stake in Rosno to Allianz.

        Sitronics—Sitronics Telecom Solutions Czech Republic and Russia, formerly Strom Telecom and Mediatel, are subsidiaries of Sistema. During 2007, 2006 and 2005, the Group acquired from these companies telecommunications equipment, billing systems (FORIS) and related services for approximately $67.1 million, $231.2 million and $179.2 million, respectively. FORIS implementation was substantially completed in 2007.

        Kvazar-Micro.ru ("Kvazar")—In 2004, MTS signed agreements for software implementation services with Kvazar, a subsidiary of Sistema. Pursuant to these agreements, Kvazar provided to MTS systems integration services in respect to implementation of Oracle E-Business Suite ("OEBS") in 2007, 2006 and 2005 of approximately $64.8 million, $52.1 million and $62.0 million, respectively. The implementation of OEBS was substantially completed at the end of 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Sitronics Smart Technologies (former SmartCards)—In 2007 and 2006, MTS purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sistema, for approximately $19.3 million and $37.0 million.

        Sistema Telecom—In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunication companies operating within the Sistema group, including MTS. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by MTS and paid for in 2007 and 2006, amounted to $14.5 million and $9.7 million, respectively.

        City Hals—In 2007 and 2006, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to MTS of approximately $6.1 million and $5.2 million, respectively.

        The Group does not have the intent and ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements with them.

16.   GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2007, 2006 and 2005, comprised the following:

	December 31,
	2007	2006	2005
Salaries and social contributions	$562,924	$430,443	$336,203
Rent	179,436	123,378	79,869
General and administrative	145,109	125,934	100,257
Repair and maintenance	142,969	94,242	90,609
Taxes other than income	141,254	88,089	62,102
Billing and data processing	36,052	44,886	37,287
Consulting expenses	23,742	23,352	26,486
Insurance	12,063	10,723	16,804
Inventory obsolescence expense	—	—	9,112

General and administrative expenses	$1,243,549	$941,047	$758,729

17.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        At December 31, 2007 and 2006, the Group's investments in and advances to associates comprised the following:

	December 31,
	2007	2006
MTS Belarus—equity investment	$188,622	$119,802
MTS Belarus—loans receivable	—	21,341
Coral/Sistema Strategic Fund—equity investment	6,916	—
Receivables from other investee companies	370	330

Total investments in and advances to associates	$195,908	$141,473

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        MTS Belarus—As of December 31, 2006, the Group provided MTS Belarus with a total of $21.3 million in loans. These loans bore interest of 3% to 11% per annum. As of December 31, 2007 these loans were fully repaid.

        Coral/Sistema Strategic Fund—In August 2007, the Group purchased an equity interest in a strategic fund organized by Sistema in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of limited partnership. The Group has committed to invest up to $26.3 million if called upon by the General Partner.

        The equity investment in TS-Retail is recorded at $nil as of December 31, 2007. See also Note 15.

        The Group's share in net income of associates is included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2007, 2006 and 2005, this share amounted to $72.7 million, $58.1 million and $42.4 million, respectively.

18.   RESTRICTED CASH

        Restricted cash of $28.6 million and $24.8 million, as of December 31, 2007 and 2006, respectively, consists of cash deposited by Uzdunrobita in a special bank account, which was created to be in compliance with government regulation of local currency conversion into foreign currencies. The cash deposited will be further converted from Uzbek som into U.S. Dollars and used for settlements with suppliers of equipment and software.

19.   OPERATING LICENSES

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        At December 31, 2007 and 2006, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2007	2006
Moscow license area	$302,724	$233,970
Armenia	246,917	—
Uzbekistan	196,517	40,861
Asian Russian regions	196,119	179,473
North—West region	96,648	74,639
Ukraine	63,535	63,535
Far East	58,091	48,107
European Russia Regions	53,382	111,198
Turkmenistan	50,504	50,503
Krasnodar, Adygeya and Northern Osetia	9,985	149,986
Tatarstan Republic	—	104,159
Other	100,027	96,143

Licenses, at cost	1,374,449	1,152,574
Accumulated amortization	(708,844)	(747,076)

Licenses, net	$665,605	$405,498

        Amortization expense for the years ended December 31, 2007, 2006 and 2005, amounted to $195.7 million, $211.3 million and $194.3 million, respectively.

        As of December 31, 2007, operating licenses related to Tatarstan Republic and the majority of licenses related to Krasnodar, Adygeya and Northern Osetia were fully amortized and their respective cost and accumulated amortization were written off from the consolidated balance sheet.

        Based on the cost of amortizable operating licenses existing at December 31, 2007, the estimated future amortization expenses are $148.1 million during 2008, $86.0 million during 2009, $78.8 million during 2010, $55.5 million during 2011, $42.0 million during 2012 and $255.2 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

        In 2006, each of the Group's licenses, except for the licenses covering the Moscow license area and Uzbekistan, contained a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. In 2007, there were alterations in terms of licenses covering the Russian Federation. The requirements for subscriber numbers and territorial coverage targets were revoked. Instead, the targets were set for start date of service. Management believes that the Group is in compliance with all material terms of its licenses.

        The Group's operating licenses do not provide for automatic renewal. However, licenses that expired during the year ended December 31, 2007, were renewed. The cost to renew the licenses was not significant. The Group has limited experience with the renewal of its existing licenses. Management believes that licenses required for the Group's operations will be renewed upon expiration.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

20.   COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2007, the Group had executed purchase agreements of approximately $252.7 million to acquire property, plant and equipment, and intangible assets.

        Operating leases—The Group has entered into non-cancellable agreements to lease the space for telecommunication equipment, offices and transmission channels, which expire in various years up to 2056. Rental expenses under the operating leases of $179.4 million, $123.4 million and $73.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2007 are as follows:

Payments due in the years ended December 31,
2008	$184,281
2009	32,963
2010	23,186
2011	12,759
2012	9,372
Thereafter	37,553

Total	$300,114

        Operating environment—The Russian and Ukrainian economies, while deemed to be of market status, continue to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls. The continued success and stability of the Russian and Ukrainian economies will be subject to their government's continued actions with regard to supervisory, legal and economic reforms.

        The Federal Law on Communications sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. In addition, the law created a universal service fund ("USF") charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators' traffic routing revenue. For the years ended December 31, 2007, 2006 and 2005, the Group incurred approximately $64.8 million, $54.2 million and $30.3 million in USF charges, respectively, which are recorded in other operating expenses in the accompanying consolidated statements of operations.

        The Group's operations in Turkmenistan are subject to certain restrictions in accordance with the local regulatory environment including, but not limited to, the sale of hard currency on the local market and hard currency repatriation. The effect of those restrictions on the financial statements is represented by a loss from currency translation transactions in Turkmenistan of $22.0 million and $24.3 million recognized as other non-operating expense in the Group's consolidated statements of operations for the year ended December 31, 2007 and 2006, respectively. The amount of loss from currency translation transactions for the year ended December 31, 2005 was insignificant.

        Taxation—Russia and Ukraine currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

        In September 2006, the Russian tax authorities audited MTS OJSC's compliance with tax legislation for the years ended December 31, 2003 and 2004. Based on the results of this audit, the Russian tax authorities assessed that 1,283,660 thousand rubles (approximately $52.3 million as of December 31, 2007) of additional taxes, penalties and fines were payable by the Group. The Group has prepared and filed a petition with the Arbitration Court of Moscow to recognize the tax authorities' resolution to be partially invalid. The amount of disputed taxes and fines equals 1,220,096 thousand rubles (approximately $49.7 million). In 2007, a final court hearing considered this matter which resulted in a judgment in favour of the Group. Tax authorities prepared an appeal with Court of Appeal; however the judgment was not changed. As of December 31, 2007, no provision in relation to the above tax audit was accrued in the Group's financial statements or paid to tax authorities.

        Generally, according to Russian tax legislation tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2007, tax declarations of MTS OJSC and other subsidiaries in Russia for the preceding three fiscal years were open for further review, assuming no resolution issued based on the results of tax audit of the years ended December 31, 2005 and 2006. In January 2008, the Russian tax authorities started auditing MTS OJSC's compliance with tax legislation for the years ended December 31, 2005 and 2006. As of the date of these statements, the audit has not been finalized. Official resolution is not expected before July 2008, and it is not possible at this time to predict the outcome.

        There are regulatory uncertainties in Ukraine related to the treatment for VAT purposes of contributions payable to the Ukrainian State Pension Fund ("Pension Fund") in respect of the cash paid for the consumption of telecommunication services by customers. Also it could have influence on income tax and other taxes paid by the Group.

        As a result of a tax audit of the period from July 1, 2004 to April 1, 2007, additional VAT charges (including penalties) calculated on the Pension Fund contributions could be up to $11.5 million. In 2005, UMC initiated a litigation case in respect of this issue against the tax authorities, and has received favorable rulings from the courts on three occasions (the most recent from the Highest Administrative Court of Ukraine). Management believes that VAT was not applicable to the Pension Fund contributions during the period under the tax authorities' review. Further, management believes that UMC is in line with industry practice and has already defended its position in the courts. At December 31, 2007, no VAT charges in relation to the above litigation was accrued in the Group's financial statements or paid to the tax authorities.

        In 2008, tax authorities completed audit procedures in Uzdunrobita, BCTI and K-Telekom for the year ended December 31, 2006. According to the local tax legislation of Uzbekistan, Turkmenistan and Armenia tax declarations remain open for further inspection for five, six and three years, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Further, MTS purchases supplemental software from the foreign suppliers of the telecommunication equipment in the ordinary course of business. The Group's management believes that custom duties are calculated in compliance with the legislation. However there is a risk that the customs authorities may take a different view and impose additional custom duties. As of December 31, 2007 and 2006, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2007 and 2006, the provision accrued amounted to $25.4 million and $29.8 million, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        Bitel—In December 2005, MTS Finance acquired a 51% stake in Tarino Limited ("Tarino") for $150.0 million in cash from Nomihold Securities Inc. ("Nomihold"). Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

        Concurrently with the purchase of a 51% stake, the Group entered into a put and call option agreement with Nomihold to acquire the remaining 49% interest in Tarino. The call option was exercisable by the Group from November 22, 2005 to November 17, 2006, and the put option was exercisable by the seller from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call option was recorded at fair value, which approximated $nil at December 31, 2005. At December 31, 2006, a liability of $170.0 million was recorded.

        After the decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. The Group could not re-gain operating control over Bitel's operations.

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

        Consequently the decision was made by the Group to write off the costs associated with the purchase of 51% stake in Bitel. As of December 31, 2006, the investment was fully impaired and the related charge of $150.0 million was recorded in the consolidated statements of operations. Furthermore, as noted above, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the remaining 49% stake in Tarino Limited for $170.0 million. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        A group of individual shareholders of Sistema, the majority shareholder of MTS OJSC, has agreed to compensate MTS Finance for any potential loss up to $170.0 million should the arbitration decision regarding exercise of the aforementioned put option prove unfavourable to MTS Finance.

        In a separate arbitration proceeding initiated against the KFG Companies (three Isle of Man companies affiliated with the Group) by Kyrgyzstan Mobitel Investment Company Limited (KMIC) under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a May 31, 2003 Transfer Agreement concerning the shares of Bitel. Tarino owned Bitel through KFG Companies. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (IPOC) although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. It is not possible to predict the outcome of these proceedings or the amount of damages to be paid, if any.

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

        The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo and Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007 the Isle of Man court declined the jurisdiction for this claim which decision was immediately appealed by the KFG Companies. It is not possible at this time to predict the outcome or resolution of these claims.

        In the ordinary course of business, MTS may be party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the Group's liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of MTS.

21.   SEGMENT INFORMATION

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

        The Group has three business units: business unit "MTS Russia", which is responsible for the centralized operational management of business in all Russian macro-regions, all of which operate in the same economic environment and possess similar economic characteristics; business unit "MTS Ukraine", MTS subsidiary in Ukraine; and business unit "Foreign subsidiaries" that include

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Uzdunrobita in Uzbekistan, Barash Communications Technologies, Inc. in Turkmenistan, K-Telekom in Armenia and MTS Belarus, an equity accounted affiliate of MTS in Belarus. Countries of operations are managed separately due to their different economic and regulatory environment that requires separate marketing and investment strategies. The chief operating decision maker evaluates performance based on the operating income of each business unit.

        The Group's management has defined two operating reportable segments: Russia and Ukraine.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted under the normal course of operations.

        Financial information by reportable segment is presented below:

	2007	2006	2005
Revenue:
Russia	$6,181,023	$4,665,530	$3,700,601
Ukraine	1,608,021	1,490,278	1,201,827
Other	483,499	242,455	119,932
Intercompany eliminations	(20,165)	(14,009)	(11,342)

Total revenue	$8,252,378	$6,384,254	$5,011,018

Depreciation and amortization:
Russia	$1,076,586	$819,316	$722,977
Ukraine	324,976	233,744	153,795
Other	87,986	42,921	30,341

Total depreciation and amortization	$1,489,548	$1,095,981	$907,113

Operating income:
Russia	$2,076,083	$1,510,875	$1,153,542
Ukraine	456,777	530,522	431,292
Other	200,986	92,339	47,197

Total operating income	$2,733,846	$2,133,736	$1,632,031

Total operating income	$2,733,846	$2,133,736	$1,632,031
Currency exchange and transaction gains	(163,092)	(24,051)	(10,319)
Interest income	(38,100)	(13,055)	(24,828)
Interest expense	134,581	177,145	132,474
Equity in net income of associates	(72,665)	(58,083)	(42,361)
Bitel investment and write off	—	320,000	—
Other expense, net	44,034	65,913	13,211

Income before provision for income taxes and minority interest	$2,829,088	$1,665,867	$1,563,854

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

	2007	2006
Additions to long-lived assets:
Russia	$619,298	$1,135,637
Ukraine	581,720	644,524
Other	189,294	69,609

Total additions to long-lived assets	$1,390,312	$1,849,770

Long-lived assets:
Russia	$5,378,043	$4,638,096
Ukraine	2,062,015	1,794,828
Other	1,262,725	271,621

Total long-lived assets	$8,702,783	$6,704,545

Total assets:
Russia	$7,154,657	$6,257,781
Ukraine	2,243,328	1,955,188
Other	1,568,683	360,976

Total assets	$10,966,667	$8,573,945

22.   SUBSEQUENT EVENTS

        Mobilnye Sistemy Svyazi (MSS)—In line with the Group's strategy of consolidating ownership in its subsidiaries, MTS purchased an additional 9% stake in its Omsk subsidiary, Mobilnye Sistemy Svyazi, from a private investor for $16.0 million in cash. As a result of this transaction, MTS' ownership in the subsidiary increases to 100%.

        Redemption of $400 million Eurobond—The Group redeemed its $400.0 million Eurobond which matured on January 30, 2008. The coupon payments for the entire period, including the last coupon, which took place simultaneously with the retirement of Eurobond, amounted to $195.0 million. The Eurobond was issued in January 2003 in the amount of $400.0 million with a semi-annual coupon rate of 9.75%.

QuickLinks

Table of Contents
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on Our Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. Offer and Listing Details
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
Contractual Maturity Date as of December 31, 2007
  Item 12. Description of Securities Other Than Equity Securities
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
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Amounts in thousands of U.S. Dollars, except share and per share amounts)
OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Amounts in thousands of U.S. Dollars)
OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)