Form 20-F
period 2008-12-31
MOBILE TELESYSTEMS OJSC
filed 2009-05-26
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)
 Not Applicable
(Translation of Registrant's name into English)
 RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)
 4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)
 Joshua B. Tulgan
Director, Investors Relations
Mobile Telesystems OJSC
5 Vorontskovskaya street, bldg 2, 109147 Moscow Russian Federation
Phone: +7 495 223 20 25, Fax: +7 495 911 65 67
E-mail: ir@mts.ru

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,885,052,800 ordinary shares, par value 0.10 Russian rubles each and 155,479,301 American Depositary Shares as of December 31, 2008.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☐ No: ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to "MTS," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; "MTS-Ukraine" refers to Ukrainian Mobile Communications, or UMC, our Ukrainian subsidiary; "MTS-Uzbekistan" refers to Uzdunrobita, our Uzbekistan subsidiary; and "MTS-Turkmenistan" refers to BCTI, our Turkmenistan subsidiary. We refer to Mobile TeleSystems LLC, our 49% owned joint venture in Belarus as MTS Belarus. As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "rubles" or "RUR" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "drams" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to "shares" or "ordinary shares" refers to our ordinary shares, "ADSs" refers to our American depositary shares, each of which represents five ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs. "CIS" refers to the Commonwealth of Independent States.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the U.S. Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, or the U.S. Exchange Act. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and include statements regarding:

  •
  our strategies, future plans, economic outlook, industry trends and potential for future growth;

  •
  our liquidity, capital resources and capital expenditures;

  •
  our payment of dividends;

  •
  our capital structure, including our indebtedness amounts;

  •
  our ability to generate sufficient cash flow to meet our debt service obligations;

  •
  our ability to achieve the anticipated levels of profitability;

  •
  our ability to timely develop and introduce new products and services;

  •
  our ability to obtain and maintain interconnect agreements;

  •
  our ability to secure the necessary spectrum and network infrastructure equipment;

  •
  our ability to meet license requirements and to obtain and maintain licenses and regulatory approvals;

  •
  our ability to maintain adequate customer care and to manage our churn rate; and

  •
  our ability to manage our rapid growth and train additional personnel.

The forward looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

  •
  growth in demand for our services;

  •
  changes in consumer preferences or demand for our products;

  •
  availability of external financing on commercially acceptable terms;

  •
  the developments of our markets;

  •
  the highly competitive nature of our industry and changes to our business resulting from increased competition;

  •
  the impact of regulatory initiatives;

  •
  the rapid technological changes in our industry;

  •
  cost and synergy of our recent acquisitions;

  •
  the acceptance of new products and services by customers;

  •
  the condition of the economies of Russia, Ukraine and certain other countries of the CIS;

  •
  risks relating to legislation, regulation and taxation in Russia and certain other CIS, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia and other countries where we operate and taxation legislation relating to entities in Russia and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia and the CIS;

  •
  political stability in Russia, Ukraine and certain other CIS countries; and

  •
  the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Readers are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 2004 and 2005, and as of December 31, 2004, 2005 and 2006, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$3,800,271	$4,942,288	$6,287,100	$8,172,650	$10,176,255
Sales of handsets and accessories	86,723	68,730	97,154	79,728	69,038

Total net operating revenues	3,886,994	5,011,018	6,384,254	8,252,378	10,245,293
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	481,097	732,867	1,223,715	1,727,365	2,247,948
Cost of handsets and accessories	218,590	254,606	209,260	158,580	169,615
Sales and marketing expenses	460,983	608,092	607,835	724,115	882,508
Depreciation and amortization expenses	675,729	907,113	1,095,981	1,489,548	1,936,837
Sundry operating expenses(1)	631,532	876,309	1,113,727	1,418,924	1,804,893
Net operating income	1,419,063	1,632,031	2,133,736	2,733,846	3,203,492
Currency exchange and transaction gains	(6,529)	(10,319)	(24,051)	(163,092)	563,292
Other (income) expenses:
Interest income	(21,792)	(24,828)	(13,055)	(38,100)	(33,166)
Interest expense, net of capitalized interest	107,956	132,474	177,145	134,581	153,341
Equity in net income of associates	(24,146)	(42,361)	(58,083)	(72,665)	(75,976)
Bitel investment and write off	—	—	320,000	—	—
Other (expenses) income, net	(9,310)	13,211	65,913	44,034	25,317

Total other (income) expenses, net	52,708	78,496	491,920	67,850	69,516
Income before provision for income taxes and minority interest	1,372,884	1,563,854	1,665,867	2,829,088	2,570,684
Provision for income taxes	354,664	410,590	576,103	738,270	630,621
Minority interest	30,342	26,859	14,026	19,314	9,644

Net income	$987,878	$1,126,405	$1,075,738	$2,071,504	$1,930,419

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Dividends declared(2)	$219,918	$402,600	$561,629	$747,213	$1,257,453
Net income per share, basic and diluted	0.50	0.57	0.54	1.05	1.00
Dividends declared per share	0.11	0.20	0.28	0.38	0.63
Dividends declared per share, rubles	3.20	5.75	7.60	9.67	14.84
Number of common shares outstanding	1,986,124,030	1,987,925,652	1,977,404,010	1,960,849,301	1,885,052,800
Weighted average number of common shares outstanding	1,984,497,348	1,986,819,999	1,987,610,121	1,973,354,348	1,921,934,091
Consolidated cash flow data:
Cash provided by operating activities	$1,711,589	$1,799,436	$2,378,916	$3,350,156	$4,423,385
Cash used in investing activities	(1,543,201)	(2,454,173)	(1,779,562)	(2,343,881)	(2,335,185)
(of which capital expenditures)(3)	(1,358,944)	(2,181,347)	(1,721,968)	(1,539,528)	(2,227,290)
Cash provided by/ (used in) financing activities	10,773	461,528	(464,066)	(692,894)	(1,374,294)
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$347,510	$106,343	$276,036	$650,274	$1,104,520
Property, plant and equipment, net	3,234,318	4,482,679	5,297,669	6,607,315	5,900,129
Total assets	5,581,187	7,545,780	8,573,945	10,966,667	10,448,334
Total debt (long-term and short-term)(4)	1,937,148	2,850,557	3,078,452	3,401,667	4,075,234
Total shareholders' equity	2,523,323	3,294,089	3,751,781	5,442,930	4,054,896
Including capital stock(5)	43,162	45,024	(64,220)	(317,794)	(1,376,195)
Financial ratios (end of period):
Total debt/total capitalization(6)	43.4%	46.4%	45.1%	38.5%	50.1%
Industry and operating data:(7)
Mobile penetration in Russia (end of period)	51%	87%	105%	119%	129%
Mobile penetration in Ukraine (end of period)	29%	64%	105%	120%	121%
Subscribers in Russia (end of period, thousands)(8)	26,540	44,219	51,222	57,426	64,628
Subscribers in Ukraine (end of period, thousands)(8)	7,374	13,327	20,003	20,004	18,115
Overall market share in Russia (end of period)	36%	35%	34%	33%	34%
Overall market share in Ukraine (end of period)	53%	44%	41%	36%	32%
Average monthly usage per subscriber in Russia (minutes)(9)	157	128	129	157	209
Average monthly usage per subscriber in Ukraine (minutes)(9)	114	117	142	154	279
Average monthly service revenue per subscriber in Russia(10)	$12	$9	$8	$9	$11
Average monthly service revenue per subscriber in Ukraine(10)	$13	$10	$7	$7	$7
Subscriber acquisition costs in Russia(11)	$21	$19	$23	$26	$27
Subscriber acquisition costs in Ukraine(11)	$19	$14	$10	$12	$11
Churn in Russia(12)	27.5%	20.7%	23.3%	23.1%	27.0%
Churn in Ukraine(12)	15.8%	21.8%	29.9%	49.0%	47.3%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the "universal services reserve fund").

(2)
Dividends declared in each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively). Includes dividends on treasury shares of $1.4 million, $1.5 million, $6.0 million and $36.5 million as of the years ended December 31, 2004, 2005, 2006 and 2007, respectively. The Board of Directors recommended that the annual general meeting of shareholders to be held on June 25, 2009 approve annual cash dividends in the amount of $1,158.3 million (including dividends on treasury shares of $62.9 million) for the year ended December 31, 2008, payable in 2009. See also "Item 10. Additional Information—B. Charter and Certain Requirements of Russian Legislation—Dividends."

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

(10)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. Average monthly service revenue per subscriber data for each of the years ended December 31, 2006, 2007 and 2008 presented in this table are based on our current calculation methodology.

(11)
Subscriber acquisition costs in Russia are calculated as total sales and marketing expenses for a given period divided by the total number of gross subscribers added during that period. In Ukraine, subscriber acquisition costs are calculated as total sales and marketing expenses, handset subsidies and cost of sim cards and vouchers for a given period divided by the total number of gross subscribers added during that period.

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

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        An investment in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment. In addition, please read "Cautionary Statement Regarding Forward Looking Statements" where we describe additional uncertainties associated with our business and the forward looking statements included in this document.

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

        On June 7, 2004, the Deputy General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Joint Stock Company Ukrtelecom, or Ukrtelecom, of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the Deputy General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the Deputy General Prosecutor's claim.

        On August 26, 2004, the General Prosecutor's Office requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. On January 13, 2005, the Constitutional Court of Ukraine refused to initiate the constitutional proceedings arising from the request of the General Prosecutor's Office on the grounds that the request was incompatible with the requirements of the Ukrainian constitutional law, and that the issue as it was raised in the request did not fall within the jurisdiction of the Constitutional Court of Ukraine. This, however, does not prevent other persons having the right to apply to the Constitutional Court of Ukraine from challenging the constitutionality of provisions of the Ukrainian privatization law applicable to the sale by Ukrtelecom of the UMC shares.

        If the Constitutional Court of Ukraine determines that the provisions of the Ukrainian privatization legislation applicable to Ukrtelecom's sale of its stake in UMC are unconstitutional, the Kiev Commercial Court could be requested to re-open the case based on new circumstances and could potentially include additional persons that were not parties to the original proceeding and/or additional claims.

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

Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of the ADSs.

        We are controlled by Sistema Joint Stock Financial Corporation, or Sistema, which controls 52.8% of our total charter capital (55.7% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other shareholders and holders of the ADSs. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—A disposition by our controlling shareholder of its stake in our company could materially harm our business."

        Sistema has outstanding a significant amount of indebtedness, including consolidated indebtedness of approximately $1.47 billion of short-term debt, $2.23 billion comprising the short-term portion of its long-term debt, and $6.96 billion of long-term debt (net of the short-term portion). At the corporate level, Sistema has $513.6 million of short-term debt, $292.0 million comprising the short-term portion of its long-term debt, and $1,469.8 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $402.6 million in 2005, $561.6 million in 2006, $747.2 million in 2007 and $1,257.5 million in 2008. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

        In addition, our credit ratings can be affected by Sistema's activity and credit ratings. For example, in April 2009, Standard & Poor's placed our 'BB' long-term corporate credit rating on CreditWatch with negative implications following a similar rating action on Sistema. In placing the rating on CreditWatch, Standard & Poor's stated that our "rating remains constrained by Sistema's credit profile and majority ownership."

        Sistema also owns a non-controlling interest in Sky Link CJSC, or Sky Link, which operates on a CDMA-2000 standard in a number of key regions, including Moscow and St. Petersburg. Sky Link may pursue business strategies that specifically target high-end businesses and residential customers, which could result in increased competition for us.

The reduction, consolidation or acquisition of independent dealers and our failure further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues.

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers. In October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. Although the Federal Antimonopoly Service, or FAS, approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition, including the promotion Vimpelcom's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. As a result, we ceased working with Euroset as of April 1, 2009, and we are currently involved in litigation with Euroset in Russia. See "Item 8. Financial Information—8.A.7. Litigation."

        Subscribers enrolled through Euroset accounted for around 20%-25% of our total new subscribers in 2008. However, following Vimpelcom's acquisition of its stake in Euroset and in view of the deteriorating financial condition of many nationwide dealer networks, we accelerated the development of our proprietary distribution network and have been working to increase our relationship with small regional dealers in an effort to mitigate the potential effects of these events. If we are not successful in expanding our proprietary network and developing new relationships with independent dealers effectively and expeditiously, our market share may decline and our business, financial condition, results of operations and prospects may be materially adversely affected.

        In addition, it has been reported in the press that virtually all of the large national and regional mobile handset retailers are facing liquidity issues or are on the verge of bankruptcy, and the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continues to decline. As a result, many large handset retailers are considering business combinations with other retailers or with mobile operators. Mergers among major retailers would likely increase their bargaining power when negotiating with mobile telecommunications operators, including us. Acquisitions of major handset retailers by competing mobile operators could result in the retailers' preferential treatment and promotion of the acquiring mobile operator.

        As the share of subscribers enrolled through large national and regional dealers has decreased, the share of our subscribers enrolled through small dealer and subdealer networks and our own distribution network is increasing, and we are continuing our efforts to grow our proprietary distribution network both organically and through acquisitions. See Item 4. Information on our company—B. Business overview—Sales and Marketing—Sales and Distribution.

        However, if we fail to rapidly expand our proprietary distribution network or to maintain and further develop our distribution network of national, regional and local retailers, or if our strategy to rapidly expand our proprietary distribution network is not successful, our subscriber growth rate, market share and revenues may decrease and have a material adverse effect on our business, financial condition, results of operations and prospects.

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease of our revenues.

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as WiFi, Worldwide Inter-operability for Microwave Access, or WiMAX, Enhanced Data Rates for Global Evolution, or EDGE, and Universal Mobile Telecommunications System, or UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine. Increased competition, including from the potential entry of new mobile operators and Mobile Virtual Network Operators in the markets where we operate, may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        For example, competition in the Ukrainian wireless telecommunications market has significantly intensified over the last three years, and with the Ukrainian market reaching saturation, there was little growth in the overall number of subscribers and nationwide penetration in 2008 compared to 2007. At the same time, aggressive pricing in the market by Turkish operator Astelit and the entry of Vimpelcom into the market in 2006 has caused our subscriber numbers in Ukraine to decrease and the average monthly revenue per subscriber to remain flat over the past three years.

We are in the process of transferring to a new billing system, which could have a material adverse effect on our business and results of operations in the short term.

        We have substantially completed implementation of a new billing system in Russia and Belarus. The transition to the new billing system in the other countries where we operate will take longer to complete. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, we are still required to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience for subscribers in the short term. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our strategy contemplates the acquisition of additional operations within the CIS as well as the exploration of other selective opportunities in growing markets outside the CIS, particularly in Africa. These countries would represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of these businesses, and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, we anticipate that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

        Our failure to identify attractive opportunities for expansion into new markets and to manage the operations of acquired or newly established businesses in these markets could hamper our continued growth and profitability, and have a material adverse effect on our financial condition, results of operations and prospects.

We may acquire, invest in or merge with other companies to expand our operations which may pose risks to our business.

        As part of our growth strategy, we will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses. For example, we are currently considering the potential acquisition of "Comstar—United Telesystems" Open Joint Stock Company, or Comstar UTS, and on May 22, 2009, we announced that we filed an application with FAS to receive approval for this acquisition. We have also acquired certain handset dealer chains in an effort to expand our distribution network. See "Item 8. Financial Information—B. Significant Changes."

        Business combinations that we may undertake in the future would entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

  •
  incorrect assessment of the value of any acquired target;

  •
  assumption of the acquired target's liabilities and contingencies;

  •
  failure to realize any of the anticipated benefits or synergies from any acquisitions or investments we complete;

  •
  problems integrating the acquired businesses, technologies or products into our operations;

  •
  incurrence of debt to finance acquisitions and higher debt service costs related thereto;

  •
  difficulties in retaining business relationships with suppliers and customers of the acquired company;

  •
  risks associated with markets in which we lack experience;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        In addition, companies that we acquire may not have internal policies, including accounting policies and internal control procedures, that are compatible, compliant or easily integrated with ours.

        If any of our future business combinations, including in relation to Comstar UTS, is structured as a merger with another company, such a merger would be considered a corporate reorganization under Russian law, which would allow our creditors to accelerate our outstanding indebtedness. In addition, a corporate reorganization and any business combination that constitutes a "major transaction" under Russian law would trigger the right of our shareholders who abstain from voting on or vote against such transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us."

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

        In addition, we have expanded our network through acquisitions and we may continue to engage in further acquisitions. We may not be able to integrate previous or future acquisitions successfully or operate them profitably. Such integration requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Such integration may also be difficult as our technical systems may differ from those of the acquired businesses. In addition, unpopular cost cutting measures may be required and control of cash flow may be difficult to establish. Any difficulties encountered in the transition and integration process and in the operation of acquired companies could have a material adverse effect on our results of operations.

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

        The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. Furthermore, as a result of the current downturn in the global financial markets, certain banks have curtailed their lending programs, which may limit our ability to obtain external financing and, in turn, result in the reduction of our capital expenditure program. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Mobile penetration in Russia and Ukraine reached 129.4% and 120.8%, respectively, as of December 31, 2008, according to AC&M-Consulting. While customer growth has been, and we expect it will continue to be, a principal source of revenue growth, increasing competition and market saturation will likely cause the increase in subscribers to continue to slow in comparison to our historical growth rates. As a result, we will need to continue to develop new services, including value-added, 3G, Blackberry services, integrated telecommunications services and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In Russia, the government in the past has expressed its intent to privatize SVYAZINVEST Telecommunications Investment Joint-Stock Company, or Svyazinvest, a holding company that controls Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom, or Rostelecom, Russia's primary domestic and international long-distance operator, and certain multiregional fixed line operators controlling over 80% of all fixed line telecommunications services in Russia. In Ukraine, the government plans to privatize Ukrtelecom, which has a market share of over 80% of all fixed line telecommunications services in Ukraine. The timing of these privatizations is not yet known, and it is currently unclear how they will affect our interconnection arrangements and costs.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed "substantial position" operators cannot refuse to provide interconnections or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnection applications and establishing technical conditions for interconnection feasible only for certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations. See also "—If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Ukrainian Telecommunications Law, the National Commission for the Regulation on Communications, or the NCRC, is authorized to regulate the local tariffs for public telecommunications services rendered by fixed line operators within one geographical numbering zone. While mobile cellular operators (including MTS-Ukraine) are generally entitled to set their retail tariffs and negotiate interconnect rates with other operators, the NCRC is entitled to regulate the interconnect rates of any mobile cellular operator declared a "dominant market force" by the Antimonopoly Committee of Ukraine, or the AMC. Although MTS-Ukraine had a 32.5% market share of the wireless communications market in Ukraine as of December 31, 2008, it has not been declared a dominant market force by the AMC.

        However, over the course of 2007-2009, the AMC conducted a preliminary investigation of the telecommunications interconnection market among mobile operators in Ukraine and found that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. A final ruling has not yet been made. In the event that the AMC declares these operators to be monopolists in relation to the market for interconnecting to each of their respective networks, the interconnection fees charged by these operators for terminating calls connecting to their respective networks may be subject to regulation by the NCRC which, in turn, may cause a significant decrease in both the interconnect revenues we receive as well as the interconnect fees we pay to other mobile operators in Ukraine, which could have a material adverse effect on our results of operations. "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition" for additional information.

        In addition, in February 2009, the NCRC adopted a decision to analyze certain telecommunication services markets to determine whether such markets should be subject to regulation. Among the markets to be reviewed are the market for accessing mobile networks and the market for terminating calls on mobile networks. This review by the NCRC may lead to additional regulation of our interconnect rates and/or influence the position of the AMC in connection with the investigation described above.

        In addition, we believe that the state owned fixed line operator monopoly, Ukrtelecom, is currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed line operators' networks by mobile cellular operators. In November 2008, Ukrtelecom announced its plans to increase the current interconnect rates for access to fixed line operators' networks by mobile cellular operators commencing January 1, 2009. The contract between MTS-Ukraine and Ukrtelecom terminated on December 31, 2008. Although a new contract has not been signed, Ukrtelecom and MTS-Ukraine continue to provide traffic transit services to each other in 2009. MTS-Ukraine filed a lawsuit against Ukrtelecom seeking to reinstate the 2008 interconnect rates, and the matter is currently pending.

        Similarly, Ukrtelecom may cause substantial decreases in interconnect rates for access to mobile cellular operators' networks by fixed line operators, which could cause our revenues to decrease and materially adversely affect our results of operations.

If frequencies currently assigned to us are reassigned to other users or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

        There is a limited number of frequencies available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results.

We may not realize the benefits we expect to receive from our investments in 3G wireless services, which could have a material adverse effect on our business and results of operations.

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media, awarded each of Open Joint Stock Company MegaFon, or MegaFon, Open Joint Stock Company "Vimpel-Communications," or Vimpelcom, and us a license to provide 3G services in the Russian Federation. The 3G license will allow us to provide mobile radio telephone services using the International Mobile Telecommunications-2000, or IMT-2000/UMTS standard. Historically, mobile operators that have developed 3G networks have experienced various difficulties and challenges, including a limited supply of 3G-compatible handsets, limited international roaming capabilities, as well as 3G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G network and may be unable to fully resolve them. For example, we cannot be certain that:

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

  •
  our competitors will not offer similar services at lower prices; and

  •
  changes in governmental policies, rules, regulations or practices will not affect our network rollout or our business operations.

        In addition, Russian military authorities also use frequencies on the 3G spectrum, which may limit the availability of 3G frequencies for commercial use in certain areas. During the construction of our 3G network, there is also a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. If this overlap were to occur, it could cause problems or delays in the development and operation of our 3G network in Russia.

        In addition, we may face competition from operators using second generation, or 2G, or other forms of 3G technology. For example, licenses for the use of code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a 2G digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Currently, CDMA technology is offered by certain mobile operators in Russia who operate using the Nordic Mobile Telephone 450 MHz, or NMT-450, standard. If CDMA operators were able to develop widespread networks throughout Russia, we would face increased competition.

        In addition, the development of WiMAX networks will likely pose additional competition for 3G providers operating in the IMT-2000/UMTS standard.

        Potential competition from other 3G, CDMA or WiMAX providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely affect our business, financial condition and results of operations.

Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms or at all may hinder us from competing in Ukraine.

        It has been reported that the NCRC will issue through an auction one UMTS license by the end of 2009. The terms and procedures for issuing this license are not yet clear. The award of the UMTS license to one of our competitors would likely increase the competition we face in the provision of both GSM and 3G services in Ukraine. If we are successful in obtaining the UMTS license, the purchase price may be significant which, in turn, may negatively affect our financial condition and results of operations.

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

        Each of our licenses requires service to be offered by a specific date and some contain further requirements as to network capacity and territorial coverage to be reached by specified dates. In addition, all of our licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction and interconnection rules, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. A suspension or termination of our licenses or other necessary governmental authorizations could have a material adverse effect on our business and results of operations.

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

        Our telecommunications licenses expire in various years from 2010 to 2021 and may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations. In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new licenses requirements.

        Failure to renew our telecommunications licenses or receive renewed licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

Our inability or failure to register our communications networks with the government may have a material adverse effect on our business, financial condition and results of operations.

        Amendments to the Communications Law enacted in 2008 require telecommunications operators in Russia to register their communications networks with Federal Supervision Service for Communication, Information Technologies and Mass Media.

        As articulated in the amendments, the primary goal of the new registration requirements is to keep the relevant regulatory and supervisory bodies informed about the state of communications networks in Russia. The amendments envisage a process whereby (i) an operator seeking to build a network will prepare and submit a detailed network deployment plan (referred to in the law as a "system project") to the registration authority and (ii) once the network is built, the operator would need to engage an accredited non-governmental third party to inspect and approve the network. Following this approval, the network should be registered. Existing networks are to undergo the same registration procedure as for new networks, and the amendments require that networks in existence prior to February 14, 2008 be registered by January 1, 2010.

        As of the date of this document, the network registration procedure has not been established, including the rules for accrediting the third party inspectors and the rules and parameters for carrying out the inspections. The ambiguity in the amendments and lack of any implementing regulations has led to uncertainty as to our ultimate obligations under these new requirements and the financial and managerial resources that will be required. Moreover, as there is no registration procedure currently in place, it is unclear whether it will be possible for us to register our existing networks by January 1, 2010. Failure to register any of our networks could result in their suspension by the authorities.

        If the financial and managerial resources required to comply with the new registration requirements are substantial or if the operation of any of our networks is suspended, our business, financial condition and results of operations could be materially adversely affected.

We engage in transactions with related parties, which may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

        We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima, or Maxima, and Closed Joint Stock Company Mediaplanning, or Mediaplanning), interconnection services (Open Joint Stock Company Multiregional Transit Telecom, or MTT), interconnection and telephone numbering capacity (The Moscow City Telephone Network Public Open Joint Stock Company, or MGTS and Comstar UTS), IT services and hardware purchases (LLC Kvazar-Micro.RU, or Kvazar), banking services (Moscow Bank of Reconstruction and Development, or MBRD), office leases (MGTS) and the purchase of a new billing system (Open Joint Stock Company Sitronics), among others. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm's-length transactions. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions that may be considered to be "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations and, as a result, it is possible that our and our subsidiaries' interpretation and application of these provisions could be subject to challenge. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

If leaks of confidential information, including information relating to our subscribers, occur it may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Although we make efforts to protect confidential information, future breaches of security and leaks of confidential information, including information relating to our subscribers may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        For example, in January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. Following its theft, this database was available for sale in Russia. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen and are currently being sold.

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

The entry of Mobile Virtual Network Operators into the Russian mobile communications market could increase competition and subscriber churn, resulting in a loss of our market share and decreased revenue.

        On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for Mobile Virtual Network Operators, or MVNOs. MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, often, network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services will be done pursuant to agreements entered into between MVNOs and existing frequency holders. There is no requirement that existing frequency holders transact with the MVNOs, and agreements between them will be entered into at their option.

        The aim of the Ministry in establishing the legal framework for MVNOs to operate is to increase competition in the Russian mobile services market, which is currently dominated by us, Vimpelcom and Megafon. While existing frequency holders, including us, may receive revenues from MVNOs for the use of our frequencies and network infrastructure, we expect these revenues to be lower than the revenues we would receive if providing services directly to subscribers. In addition, in the event we lose subscribers to MVNOs that lease their frequencies and infrastructure from an operator other than us, we will be deprived of the revenue streams from both the subscribers and the MVNOs. The MVNOs may also establish aggressive tariffs, which could result in increased subscriber churn and/or driving down the tariffs of all mobile operators.

        While the impact of MVNOs' entry into the Russian mobile communications market is not yet clear, the emergence of any of the foregoing trends could have a material adverse effect on our business, financial condition, results of operations and prospects.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to FAS or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling over 50% of a market or otherwise able to control the market conditions as a dominant force in such market. Companies controlling over 35% are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. As of December 31, 2008, we were categorized by FAS as a company with a market share exceeding 35% in Moscow and the Moscow region, Ivanovo region, Arkhangelsk region and Nenets Autonomous District. In the event that we are found in the future to have a dominant position in any of our markets, FAS would have the right to regulate our tariffs and impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation—Competition, Interconnection and Pricing" for additional information.

        Additionally, MTS-Ukraine, which according to AC&M-Consulting, had a 32.5% market share of the Ukrainian wireless communications market as of December 31, 2008, can be categorized as a company with a dominant position in the market and become subject to certain government-imposed restrictions. While MTS-Ukraine has not been categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the AMC, in April 2004. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were to be classified by FAS (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, FAS (or the AMC, as the case may be) would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous and/or set interconnect rates between operators that may adversely affect our revenues. Moreover, our refusal to adjust our tariffs according to such government-determined rates could result in the withholding of all our revenues for the benefit of the state. Additionally, restrictions on our expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from fully implementing our business strategy.

If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

        In addition to the regulation of dominant operators by FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within in the Russian Federation. These regulations, provide for governmental regulation of the key terms of their interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard interconnect agreements and publish them as a public offer for all operators who intend to interconnect to the networks of those operators. For additional information, see "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation."

        At present, the foregoing regulations apply only to fixed line operators in Russia. However, draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. If the new legislation is adopted and we and any of our subsidiaries operating in Russia are identified as operators occupying a "substantial position," regulators may reduce our interconnection tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

The enactment of regulations allowing mobile network subscribers to select their long distance providers could have a material adverse effect on our financial condition and results of operations.

        We currently provide long distance services to our subscribers pursuant to our license for mobile services and route the long distance traffic through long distance transit operators. We receive revenue from our subscribers for these calls, and remit an interconnection fee to the long distance transit operators. In providing long distance services, we select the transit operators based on cost and quality considerations. Subscribers making long distance calls on their mobile phones do not have the option of selecting their long distance provider.

        In contrast, fixed line telephone users in Russia have the legal right to select their long distance operator, either by pre-selecting the operator for all of their future calls, or through a "hot choice" option, the latter of which allows callers to select their preferred long distance provider before each long distance call.

        The Ministry of Communications and Mass Media is currently considering whether to extend the right to select long distance providers to mobile network subscribers. In the event that this occurs, we will need to make substantial investments in our network infrastructure to support the "hot choice" feature. In addition, allowing our subscribers to select their long distance providers may result in their selection of higher cost providers, causing higher interconnect fees to be payable by us and, consequently, lower revenues. As a result, extending the right to select long distance providers to mobile subscribers could have a material adverse effect on our financial condition and results of operations.

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

Risks Relating to Our Financial Condition

We may be adversely affected by the current economic environment.

        As a result of the credit market crisis (including uncertainties with respect to financial institutions and the global capital markets), decreased prices for major export commodities (including oil and metals) and other macro-economic challenges currently affecting many of the economies in which we operate, our subscribers' disposable incomes and our vendors' cash flows may be adversely impacted. Consequently, subscribers may modify or decrease their usage of our services or fail to pay the outstanding balances on their accounts, and vendors may significantly increase their prices, eliminate vendor financing or reduce their output.

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. For example, in 2008, we extended a short-term loan to Beta Link, mobile handset retailer and MTS dealer, for $28.2 million. Beta Link subsequently filed for bankruptcy in March 2009, and we believe it is unlikely that we will be able to recover the loan amount or accounts receivable due from Beta Link. See Note 5 to our audited consolidated financial statements.

        A decline in subscriber usage, an increase in bad debts, material changes in equipment pricing or financing terms or the potential bankruptcy of our corporate subscribers or partners may have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as a difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value, which could have a material adverse effect on our financial condition and results of operations.

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer.

        Since the summer of 2007, turmoil in the international credit markets, the recession in the United States and several major European economies and the collapse or near collapse of several large banks and financial services companies in the United States and United Kingdom have resulted in increased volatility in the securities markets in the United States and across Europe, including Russia. In addition, many financial market indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008, and continue to be depressed as of the date of this document. Continued volatility in the United States, European and/or Russian securities markets stemming from these or other factors may continue to adversely affect the price of our shares and ADSs.

        The current downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation of this downturn may negatively impact our ability to obtain financing on commercially reasonable terms and the level and volatility of the trading price of our shares and ADSs, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2008, our consolidated total debt, including capital lease obligations, was $4,075.2 million. Our interest expense for the year ended December 31, 2008 was $153.3 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2008, 50.2% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk only with respect to approximately 20% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

        Over the past 15 years, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar and, in particular, it has significantly depreciated against the U.S. dollar in 2008 as a result of the ongoing global financial crisis. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia, or CBR, was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. Furthermore, various press reports suggest that the ruble will continue to depreciate against the U.S. dollar through 2009, and as of April 30, 2009, the exchange rate was 33.25 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On April 30, 2009, the official exchange rate was 43.84 rubles per one euro, as compared to 35.93 rubles per one euro on December 31, 2007.

        The CBR from time to time has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the CBR to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance the budget without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        A majority of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with our financial ratios or timely fund cash payments on our indebtedness. A decline in the value of the ruble against the U.S. dollar will also result in a translation loss when we translate the ruble revenues into U.S. dollars for inclusion in our audited consolidated financial statements. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would also increase total expenses.

        We also anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of the ADSs. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. Depreciation of the ruble against the U.S. dollar could therefore materially adversely affect our financial condition, results of operations and prospects and the value of the ADSs. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies.

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the U.S. dollar and/or euro can adversely affect our revenues reported in U.S. dollars and increase our costs in terms of local currencies. If local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the sale of hard currency in Turkmenistan and Uzbekistan may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in those countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukrainian hryvnia has experienced significant volatility over the last quarter of 2008 and thus far in 2009, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias per one U.S. dollar as of April 30, 2009. The steep decline of the hryvnia occurred notwithstanding the Ukrainian government's efforts to defend the national currency, for which it spent $11 billion. In November 2008, the International Monetary Fund agreed to extend a $16.4 billion loan to Ukraine to help stabilize the hryvnia and decelerate skyrocketing inflation. Notwithstanding this inflow of funds into Ukraine, the risk of further currency devaluation remains due to ongoing capital flight, the increasing national deficit and the possibility that the government will use new currency emissions to pay down the deficit, the weak state of the banking system, the decreased reserves of the National Bank of Ukraine and the continued public demand for foreign currency.

        The exchange rate volatility and continued devaluation of the Turkmenistan manat may also adversely affect our revenues from this market. From 1998 to 2007, the official Turkmenistan manat to U.S. dollar exchange rate was fixed at 5,200 manat per one U.S. dollar. In January 2008, a Presidential Decree was issued establishing a new official exchange rate at 6,250 manat per one U.S. dollar and a commercial exchange rate at which companies and banks can buy and sell currency of up to 20,000 manat per one U.S. dollar. In May 2008, an additional Presidential Decree changed the official exchange rate to 14,250 manat per one U.S. dollar. As a result of the changes in the manat-to-U.S. dollar exchange rate, the revenues of MTS-Turkmenistan declined significantly in the year ended December 31, 2008, as we experienced a significant currency exchange loss when translating the manat revenue of MTS-Turkmenistan to U.S. dollars, our reporting currency.

        On December 31, 2008 the Central Bank of Turkmenistan announced the redenomination of the manat and the introduction of new banknotes and coins of national currency as of January 1, 2009. Under the new currency, 1 new manat equals 5,000 old manat. The Central Bank of Turkmenistan established the exchange rate at 2.85 new manat per one U.S. dollar. As conversion of local currency in Turkmenistan is subject to government regulations, it is difficult to predict the extent of further exchange rate fluctuations. While we continue to consider different financial instruments available to us in order to mitigate our exposure to exchange rate fluctuations, we have not entered into any significant currency hedging arrangements. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our GSM network. We spent $1,722.0 million in 2006, $1,539.5 million in 2007 and $2,227.3 million in 2008 for the fulfillment of our capital spending plans. In addition, the acquisition of 3G licenses and frequency allocations and the buildout of a 3G network will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

  •
  slower than anticipated revenue growth;

  •
  regulatory developments;

  •
  changes in existing interconnect arrangements; or

  •
  a deterioration in the economies of the countries where we operate.

        Also, currently we are not able to raise equity financing through newly issued depositary receipts such as ADSs, due to Russian securities regulations providing that no more than 30% of a Russian company's shares (and no more than 25% with respect to certain telecommunications operators) may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005 and at the time of our initial public offering, this threshold was 40% and our current ADSs program is near its full capacity. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and adversely affect our results of operations.

        The Russian and Ukrainian economies have been characterized by high rates of inflation. The World Bank forecasted inflation to reach between 11%-13% in Russia in 2009, and the International Monetary Fund forecasted inflation to reach 17% in Ukraine in 2009 (although it reached 22.3% in February 2009). As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—Inflation."

Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations.

        In August 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices over a three-year period. The aggregate amount of our commitments under this agreement (based on list prices as of December 31, 2008) is $847.9 million for the years ended December 31, 2009, 2010 and 2011. The economic downturn in Russia has caused consumer spending to decrease, which has negatively affected iPhone sales in Russia. As a result, we did not fulfill our required purchase commitments under our agreement with Apple in the fourth quarter of 2008 and the first quarter of 2009. We are currently in discussions with Apple to adjust our required purchase commitments. However, in the event we are unable to reach an agreement, it is possible that Apple may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations.

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

        In addition, Sistema, which controls 52.8% of our total charter capital (55.7% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its notes and in its credit facilities with VTB. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

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

        Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Most notably, following the Russian government's default on its ruble denominated securities in August 1998, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in the immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a substantial decline in the prices of Russian debt and equity securities, and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the subsequent near collapse of the

Russian banking sector, with the termination of banking licenses of a number of major Russian banks. This crisis had a severe impact on the economies of Russia and the other CIS countries.

        While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. The current financial crisis, as well as any future economic downturns or slowturns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

        In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the CBR requirements. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. According to Standard & Poor's, which in October 2008 revised the outlook on its long-term sovereign credit rating for the Russian Federation from "stable" to "negative," Russia is at risk of recording a deficit by 2009. In addition to anticipated slower asset growth on the Russian banking market, the Russian Federation is facing significant inflation, a significant decline in stock prices and a substantial outflow of capital from the country. The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

        The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past two decades. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. In addition, the road conditions throughout Russia and Ukraine are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian and Ukrainian governments are actively considering plans to reorganize the nations' rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

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

        The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing.

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

        In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the regional authorities in three regions in eastern Ukraine threatened to conduct referendums on creating a separate, autonomous region within Ukraine. Though the regional authorities ultimately backed down from these threats, and tensions in Ukraine subsided, the reemergence of these tensions in Ukraine in the future may cause our long-term planning ability and operations in Ukraine to suffer.

A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, a significant armed conflict erupted between Russia and Georgia over the separatist regions of South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years. The possible accession by Ukraine and Georgia to the North Atlantic Treaty Organization is also a significant source of tension between Russia and these countries. Although we currently do not have operations in Georgia, our operations in Ukraine are significant. If disputes with Ukraine were to disrupt or reduce the flow of Russia's trade with Ukraine, the Ukrainian economy could be materially adversely affected. Declines in the Ukrainian economy could have a material adverse effect on our operations in Ukraine and, consequently, on our financial condition, results of operations and prospects.

        The conflicts between Russia and these and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets.

        The emergence of new or escalated tensions between Russia and other former Soviet republics could further exacerbate tensions between Russia and the United States and the European Union, which may have a negative effect on the Russian economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of the ADSs. Any of the foregoing circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Recent political turmoil in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Changes to the Ukrainian Constitution that came into effect on January 1, 2006, shifted important powers from the president to the parliament, including the right to name the prime minister and form a government. With these new powers, there is a risk that an impasse between the president and the parliament could evolve into a protracted political struggle and cause Ukraine's economy to decline.

        Since January 2005, Victor Yushchenko has served as Ukraine's president. Yulia Tymoshenko served as the prime minister from February 2005 to September 2005. In November 2007, a coalition of the political blocks headed by Mr. Yushchenko and Ms. Tymoshenko received a majority of seats in the parliament at extraordinary parliamentary elections and appointed Ms. Tymoshenko as prime minister for the second time. Mr. Yushchenko and Ms. Tymoshenko's tenure in office has been characterized by tension between them and their respective political factions and, on September 16, 2008, the collapse of their coalition was formally declared by the Ukrainian parliament. On October 9, 2008, Mr. Yushchenko dissolved the parliament due to the failure of factions of the parliament to form a new coalition and scheduled new parliamentary elections for December 7, 2008. However, on October 20,

2008, Mr. Yushchenko suspended his October 9, 2008 decree to dissolve the parliament and instead decided to postpone new parliamentary elections indefinitely because of the deteriorating economic conditions caused by the ongoing global financial crisis. On December 16, 2008, the political parties led by Mr. Yuschenko, Ms. Tymoshenko and the parliamentary speaker signed a three-party coalition agreement. Despite efforts by Ukrainian political parties to work together in the face of the ongoing economic challenges, greater political instability or further weakening of the government could cause further deterioration in the social and economic environment in Ukraine which, in turn, could have a material adverse effect on our operations in Ukraine and our business, financial condition and results of operations.

Crime and corruption could disrupt our ability to conduct our business.

        The political and economic changes in the countries where we operate in recent years have resulted in significant dislocations of authority. The local and international press have reported the existence of significant organized criminal activity, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        Increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations.

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

Russian and Ukrainian companies can be forced into liquidation on the basis of formal non-compliance with certain legal requirements.

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

        There have also been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group. Ukrainian law also contains provisions similar to Russian law, whereby a company's failure to comply with certain legal requirements concerning its formation or operation may be grounds for its liquidation.

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

        These uncertainties also extend to property rights. For example, during Russia and Ukraine's transformation from centrally-planned economies to market economies, legislation has been enacted in both countries to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of our acquisition and resulted in our write off of the costs relating to the purchase of Bitel, and we may face significant liabilities to the seller and Bitel.

        In December 2005, our wholly owned subsidiary MTS Finance S.A., or MTS Finance, acquired a 51.0% stake in Tarino Limited, or Tarino, from Nomihold Securities Inc., or Nomihold, for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC, or Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in our audited annual consolidated financial statements for the year ended December 31, 2006.

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

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we recognized a liability in the amount of $170.0 million in our audited annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended.

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC, or Altimo, and Altimo Holdings & Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG companies appealed that ruling to the Isle of Man Staff of Government, and in November 2008, the appellate court ruled in our favor, holding that the case should proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action attempted to appeal the Isle of Man Staff of Government decision by seeking leave to appeal to the Judicial Committee of the Privy Council, the court of final appeal for the Isle of Man. This request was denied and the defendants then sought permission to appeal from the Judicial Committee of the Privy Council itself, an application which remains pending. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

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

  •
  FAS;

  •
  the CBR; and

  •
  various professional self-regulatory organizations.

        The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities- related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

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

        The Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies," or the Joint Stock Companies Law, and the Federal Law "On Limited Liability Companies" generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

        For example, from 2004 through December 31, 2008, we merged 25 of our wholly owned subsidiaries into MTS. Following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Under Russian law, if we are unable to sell the repurchased shares at a price equal to or exceeding the market price within one year after the date of repurchase, we have to reduce our charter capital accordingly.

It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders.

        On May 7, 2008, the Federal Law "On the Procedure for Foreign Investment in Commercial Organizations of Strategic Importance for the Defense and Security of the State," or the Strategic Foreign Investment Law, came into force in Russia. This law sets forth certain restrictions relating to foreign investments in Russian companies of "strategic importance." Among others, companies with a dominant position in the Russian telecommunications market are considered to be strategically important and foreign investments in such companies are subject to regulations and restrictions to these companies set out by the Strategic Foreign Investment Law. For purposes of the Strategic Foreign Investment Law, a mobile telecommunications provider is deemed to be dominant if its market share in the Russian market exceeds 25%, as may be determined by FAS. In addition, a company may be considered to be strategically important due to our offering of services involving the use of cryptographic technologies.

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by an authorized governmental agency. In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies are required to notify the authorized governmental agency about their current shareholding in such companies.

        On April 8, 2009, MTS OJSC and two of our subsidiaries, Dagtelecom LLC and Sibintertelecom CJSC, were added to the register of companies occupying a dominant position on the market with a market share exceeding 25% for the purpose of the Strategic Foreign Investment Law.

        As we are classified as a strategically important company, our current and future foreign investors are subject to the notification requirements described above and our current and potential investors may be limited in their ability to acquire a controlling stake in, or otherwise gain control over, us. Such increase in governmental control or limitation on foreign investment could impair the value of your investment and could hinder our access to additional capital. In addition, the Strategic Foreign Investment Law contemplates the adoption of a number of implementing regulations. It is currently unclear how these regulations will affect us and our foreign shareholders.

Reduction of the Calling Party Pays Settlement Rate and other regulatory changes in Russia may have a material adverse effect on our financial condition and results of operations.

        An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the Calling Party Pays, or the CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the "settlement rate." Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins.

        In addition, potential regulatory changes that may be enacted in the future, such as mobile numbering portability and the introduction of new rules regulating MVNOs could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial condition and results of operations.

Our failure to comply with new personal data protection laws in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The Federal Law on Personal Data and certain regulations enacted thereunder require us to bring our information storage, processing and protection practices in compliance with the statutory standards by January 1, 2010. The implementation of these standards involves significant technical, financial and managerial undertakings. For example, we will be required to treat subscribers' personal data with the level of protections afforded to state secrets, obtain state certification of our installed information protection facilities and ensure that our automated accounting systems do not have any undeclared capabilities. At the same time, the standards contain significant ambiguity, which may impede our ability to comply and creates the potential for Russian authorities to form differing views on compliance.

        If the resources required to develop and implement data protection systems meeting the new standards are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations.

        The new Ukrainian Law on Telecommunications came into force on December 23, 2003 (certain articles became effective in 2004 and 2005). However, certain regulatory bodies established by the new law were unable to duly exercise their regulatory functions for an extended period of time. For example, the NCRC was established in August 2004 by a Decree of the President of Ukraine. On January 1, 2005, it was vested with the powers of the central regulatory body in the sphere of communications by the Ukrainian Law on Telecommunications. The NCRC was considered formed and began to perform its regulatory activity in April 2005, when both the chairperson and its members were appointed as required by the Ukrainian Law on Telecommunications. However, in 2007 and 2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. Thus, the NCRC chairperson and its members are currently appointed by the Cabinet of Ministers. However, this uncertainty and any future challenges to the NCRC's authority or composition may have an adverse effect on our business, financial condition and results of operations.

        In addition, the new Ukrainian Law on Telecommunications, among other things, may require companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. As, according to AC&M-Consulting, the market share of MTS-Ukraine in mobile telecommunications services in Ukraine was 32.5% as of December 31, 2008, implementation of this law may materially adversely affect our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Legislation."

The lack of a developed share registration system in Russia may result in improper record ownership of our shares, including the shares underlying the ADSs.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a developed share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

        The discussion below provides general information regarding Russian taxes and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in the ADSs. See also "Item 10. Additional Information—E. Taxation."

        In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, corporate income tax, value added tax, property taxes, excise duties, payroll-related taxes and other taxes.

        Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

        On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of "unjustified tax benefit," which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

        Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, during the eligible three-year period by a superior tax authority. In addition, on July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, recent amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year term. There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and/or prospects.

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

        Anti-crisis tax measures were recently adopted to help businesses. Such measures include, among others, the reduction of the corporate income tax rate from 24% to 20% starting from January 1, 2009, the acceleration of tax depreciation and the increase in interest expense deductibility thresholds.

        The Russian tax authorities may take more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may nonetheless be subject to challenge in the future. The foregoing factors raise the risk of the imposition of arbitrary or onerous taxes on us, which could adversely affect the value of our shares and ADSs.

        Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a "substance over form" approach, which may cause additional tax exposures to arise in the future. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. For example, tax laws are unclear with respect to deductibility of certain expenses. This uncertainty could possibly expose us to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

        In 2008, the tax authorities completed a tax audit in respect of the years ended December 31, 2005 and 2006. As a result of the audit, the tax authorities imposed additional tax liability in the amount of 1,130.0 million rubles (approximately $38.5 million as of December 31, 2008), including taxes, fines and penalties, which amount we paid in full to the tax authorities as of December 31, 2008. See also "Item 8. Financial information—8.A.7. Litigation—Tax Audits and Claims."

The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

        Ukraine currently has a number of laws related to various taxes imposed by both central and regional authorities. Applicable taxes include value added tax, or VAT, corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available.

        Although the Ukrainian Constitution prohibits retroactive enforcement of any newly enacted tax laws and the Law on Taxation System specifically requires legislation to adopt new tax laws at least six months prior to them becoming effective, such rules have largely been ignored. In addition, tax laws are often vaguely drafted, making it difficult for us to determine what actions are required for compliance. For example, MTS-Ukraine believes that the services rendered to its subscribers within the networks of foreign operators that serve as roaming partners for MTS-Ukraine, are not subject to VAT. However, due to the ambiguity of the Ukrainian tax legislation, the state tax authorities may conclude that VAT applies to these services. In such case, MTS-Ukraine will be obligated to pay the VAT sums and penalties.

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

        Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all "controlled" transactions, provided that the transaction price differs from the market price by more than 20%. "Controlled" transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions are established for operations with securities and derivatives. Russian transfer pricing rules are vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. Moreover, the Ministry of Finance of the Russian Federation is in the process of finalizing amendments to the transfer pricing legislation, which may come into force in the near future. The implementation of these amendments are expected to considerably toughen the existing law, as the proposed changes are expected, among other things, to effectively shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices. If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations.

        Additionally, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions.

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

        Moreover, regulation is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion. In this environment, political influence or manipulation could be used to affect regulatory, tax and other decisions against us on the basis of other than legal considerations. For example, Russian government authorities investigated Vimpelcom in late 2003 on grounds that it was illegally operating in Moscow pursuant to a license issued to its wholly owned subsidiary rather than to Vimpelcom itself. In addition, some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us. For example, according to press reports, MegaFon and Closed Joint Stock Company "KYIVSTAR" G.S.M., or Kyivstar, our competitors in Russia and Ukraine, respectively, received preferential treatment in regulatory matters in the past.

Risks Relating to the Shares and ADSs and the Trading Market

Government regulations may limit the ability of investors to deposit shares into our ADS facility.

        The ability of investors to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, under Russian securities regulations, no more than 30% of a Russian company's shares and no more than 25% with respect to strategically important companies may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the new lower threshold does not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

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

        Thus, in proceedings brought against a depositary, whether or not related to shares underlying the ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against our depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved could lose their rights to such underlying shares and all of the money invested in them.

The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from January 1, 2008 to December 31, 2008, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $21.67 per ADS to a high of $101.9 per ADS.

        Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

  •
  periods of regional or global macroeconomic instability;

  •
  announcements of technological or competitive developments;

  •
  regulatory developments in our target markets affecting us, our customers or our competitors;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

  •
  announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

  •
  announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

  •
  sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and

  •
  impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

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

ADS holders may be unable to benefit from the United States–Russia income tax treaty.

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The domestic tax rate applicable to dividends payable by

Russian companies to non-resident individuals has been reduced from 30% to 15% effective from January 1, 2008. This tax may potentially be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, or the United States–Russia income tax treaty, provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States–Russia income tax treaty. See also "Item 10. Additional Information—E. Taxation" for additional information.

Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of shares and securities of Russian organizations, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition of the foregoing types of securities on foreign stock exchanges by non-resident holders who are legal entities or organizations are not subject to taxation in Russia.

        The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. The Russian tax laws do not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria.

        Non-residents who are individuals are taxable on Russian-source income. Provided that gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income, then such income should not be taxable in Russia. However, gains arising from the disposition of the same securities and derivatives "in Russia" by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See also "Item 10. Additional Information—E. Taxation."

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

Item 4.    Information on Our Company

A.    History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. JSFC Sistema, or Sistema, currently owns 52.8% of our share capital (55.7% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange under the symbol "MBT." Each ADS represents five underlying shares of our common stock. Prior to January 1, 2005, each ADS represented 20 shares.

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

        MTS Belarus operates under a license to carry out telecommunications activities issued by the Ministry for Communications and Information Technology of the Republic of Belarus, valid until August 23, 2017.

        Belarus had a population of approximately 9.8 million and a nationwide mobile penetration rate of approximately 86% as of December 31, 2008, according to AC&M-Consulting. We operate under the MTS brand in Belarus.

Ukraine

        In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Since July 2007, we have operated under the MTS brand in Ukraine.

Uzbekistan

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million in cash. Since May 2006, we have operated under the MTS brand in Uzbekistan.

Turkmenistan

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan.

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

        K-Telekom operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was rebranded as VivaCell-MTS in September 2008.

Capital Expenditures

        We spent in total $2,227.3 million in 2008 for network development in Russia and the other countries where we operate, which included $1,847.5 million in cash expenditures on property, plant and equipment, and $379.8 million for the purchase of intangible assets. We expect to spend approximately $1,500.0 million in 2009 for our current operations, including for GSM and 3G network development. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing activities. The actual amount of our capital expenditures for 2009 may vary depending on subscriber growth and demand and network development as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2009 excludes expenditures that may be made in connection with acquisitions of existing operators or new licenses. A breakdown of our capital expenditures in 2008 by country is set forth below. For the first quarter of 2009 and continuing into the second quarter, our principal capital expenditures have related to the buildout of our 3G network and other expenditures related to our GSM network maintenance and expansion which we have financed through operating cash flows.

        We spent in total $35.1 million in 2008 for acquisitions of subsidiaries, net of cash acquired. See also "Item 5. Operating and Financial Review and Prospects—Acquisitions."

Russia

        We spent $1,399.3 million in 2008 for network development in Russia, including $1,117.8 million in cash expenditures on property, plant and equipment, and $281.4 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent $145.2 million in 2008 for network development in Belarus. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus' results are not consolidated in our financial statements.

Ukraine

        We spent $595.6 million in 2008 for network development in Ukraine, including $534.2 million in cash expenditures on property, plant and equipment, and $61.4 million for the purchase of intangible assets.

Uzbekistan

        We spent $139.7 million in 2008 for network development in Uzbekistan, including $113.0 million in cash expenditures on property, plant and equipment, and $26.7 million for the purchase of intangible assets.

Turkmenistan

        We spent $58.2 million in 2008 for network development in Turkmenistan, including $55.4 million in cash expenditures on property, plant and equipment, and $2.8 million for the purchase of intangible assets.

Armenia

        We spent $34.6 million in 2008 for network development in Armenia, including $27.0 million in cash expenditures on property, plant and equipment, and $7.6 million for the purchase of intangible assets.

B.    Business Overview

        We are the largest provider of mobile cellular communications services in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine, in terms of subscribers, employing technology based primarily on GSM. In 2008, we generated net revenues of $10,245 million and had a subscriber base of 91.33 million (64.63 million in Russia, 18.12 million in Ukraine, 5.65 million in Uzbekistan, 0.93 million in Turkmenistan and 2.02 million in Armenia) at December 31, 2008.

        In addition to standard voice services, we offer our subscribers value added services, including voice mail, short message service, or SMS, general packet radio service, or GPRS, augmented by enhanced data rates for GSM evolution, or EDGE, high-speed downlink packet access, or HSDPA, and various SMS- and GPRS/EDGE/HSDPA-based information and entertainment services (including multi media message service, or MMS).We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2008, we had bilateral roaming agreements with 530 wireless operators in 208 countries.

        We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers as of the end of, and net revenues for each of, the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
2004	34,224	$3,886,994
2005	58,194	$5,011,018
2006	72,858	$6,384,254
2007	81,970	$8,252,378
2008	91,335	$10,245,294

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period.

        Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2008, approximately 71% of our subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, we had a 34.4% market share of total wireless subscribers in Russia at December 31, 2008. In Ukraine, we had a 32.5% market share at December 31, 2008, according to AC&M-Consulting.

        For the years ended December 31, 2008, 2007 and 2006 approximately 76%, 75% and 73% of our revenues came from operations in Russia; approximately 16%, 20% and 23% of our revenues came from operations in Ukraine; and approximately 8%, 5% and 4% of our revenues came from operations in our other countries, respectively.

        Our subscriber base continued to grow in 2009. At April 30, 2009, we had approximately 93.03 million subscribers, including 65.68 million in Russia, 17.82 million in Ukraine, 6.30 million in Uzbekistan, 1.18 million in Turkmenistan and 2.06 million in Armenia.

        Overall mobile cellular penetration in Russia was at approximately 129% at December 31, 2008, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was at approximately 121% at December 31, 2008, according to AC&M-Consulting. According to our estimates, mobile cellular penetration in Uzbekistan, Turkmenistan and Armenia was at approximately 44%, 19% and 80% at December 31, 2008, respectively.

        As of December 31, 2008, we had licenses to operate in 82 regions of Russia with a population of approximately 144 million people, or approximately 99% of the country's total population, for the entire territory of Ukraine with a population of approximately 46 million people, for the entire territory of Uzbekistan with a population of approximately 27 million people, for the entire territory of Turkmenistan with a population of approximately 6 million people and for the entire territory of

Armenia with a population of approximately 3 million people. As of December 31, 2008, we had commercial operations in 81 regions of Russia.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprised of approximately 1,700 MTS mono-brand points-of-sale and approximately 46,350 additional points-of-sale operated by our dealers, as of December 31, 2008. We are in the process of expanding our proprietary distribution network both organically and through acquisitions. In furtherance of this expansion effort, in the first quarter of 2009, we acquired 100% of handset retailer Telefon.Ru, which operates 512 stores in 180 cities in Russia, and 100% of the Eldorado handset retail chain, which operates 383 stores in 153 cities in Russia. Of the stores operated by Eldorado and Telefon.Ru, approximately 380 will be rebranded as MTS mono-brand outlets by the end of 2009, an additional 290 will be rebranded as MTS mono-brand outlets by the end of 2010, and 130 will be closed due to overlapping locations with other points-of-sale by the end of 2009.

        MTS Belarus had 4.32 million subscribers and a leading market share of 52% at December 31, 2008, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 4.41 million at April 30, 2009. Belarus, a country with a population of approximately 10 million, had a mobile cellular penetration rate of 86% at December 31, 2008, according to AC&M-Consulting.

Business Strategy

        Our primary strategic goal is to capture growth opportunities in the territories where we operate or are licensed to operate while at the same time increasing our efficiency and maintaining our overall profitability level. We strive to maintain and strengthen our market position by investing in network development, new technologies, product development and customer service. In addition, we intend to take advantage of opportunities to expand our network footprint and explore complementary businesses in the CIS, and other developing growth markets outside the CIS.

        In accordance with our "3+2" strategy, our strategic focus is centered around the following three key growth principles:

  •
  delivering the best possible customer experience to our subscribers to increase customer retention and further stimulate demand;

  •
  promoting increased use of data and content services by continuing to develop innovative services and attractive content while rapidly deploying a broad third-generation, or 3G, infrastructure; and

  •
  continuing to expand our footprint within the CIS and identifying attractive growth opportunities outside the CIS.

        In addition to the preceding three principles, our two other main strategic focus areas are:

  •
  cost efficiency; and

  •
  development of the MTS group.

        To achieve our goals and implement these principles, we plan to continue to undertake the following:

  •
  seek to increase customer lifetime value by providing subscribers with superior quality service at all touch points in all territories;

  •
  expand and further develop our operations in the regions we currently service by focusing on increasing revenues in these markets and extending our network into areas where we are licensed to operate, but currently do not service;

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

  •
  explore other selective opportunities in growing markets outside the CIS, particularly in Africa, focusing on strong players with attractive competitive positions;

  •
  enhance innovation and technology, especially in the more developed markets of Russia and Ukraine;

  •
  continue technical and commercial rollout of 3G in Russia, Ukraine, Uzbekistan and Armenia;

  •
  acquire 3G licenses in other CIS countries and prepare for further 3G network development;

  •
  continue to develop and offer attractive data services and content to stimulate greater usage of 3G services;

  •
  explore opportunities to develop stationary broadband services in the countries where we operate;

  •
  increase cost efficiency in the countries where we operate, including by taking advantage of synergies and economies of scale within the CIS by centralizing roaming and wholesale agreements, carrying more traffic on our proprietary networks, optimizing network services through centralized planning and the harmonization of equipment and platforms and reducing advertising and marketing expenses, office maintenance costs and other non-essential business expenses, as well as overhead expenses through headcount and salary freezes;

  •
  further develop distribution by growing our mono-brand network of company-owned retail outlets, engaging partners to increase the number of our franchisees, as well as through potential acquisitions of existing retail networks;

  •
  become a leader with respect to the quality of our management, employees and company culture; and

  •
  develop corporate and social responsibility activities.

        Over the past several years, we have rapidly expanded into the Russian regions and selected CIS countries by launching operations in territories for which we had licenses as well as through acquisitions of other mobile operators. Starting in 2003, we have been particularly focused on the integration of our existing businesses into a single company with a unified marketing approach and centralized network and operations management. In addition, we have consolidated and intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see Note 2 to our audited consolidated financial statements.

        Consistent with our efforts to increase operating efficiencies and integrate our existing businesses into a single company, from 2004 up to the date of this document, we have merged 25 of our wholly- and majority-owned Russian subsidiaries into MTS OJSC. In each case, these mergers were undertaken following the requisite shareholder and regulatory approvals.

License Areas

        The following table shows, as of April 30, 2009, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan region	MTS OJSC	December 11, 2013	MTS OJSC	October 18, 2011
Bashkortostan Republic	—	—	MTS OJSC	February 07, 2012
Bashkortostan Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Belgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic(1)	—	—	MTS OJSC	April 28, 2011
Dagestan Republic	Dagtelecom LLC	June 05, 2013	—	—
Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Kostroma region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar Territory	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2012	MTS OJSC	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orel region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Permsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov region	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Pskov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ryazan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2011	MTS OJSC	September 1, 2011
Smolensk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol Territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd region	—	—	MTS OJSC	October 4, 2011
Vologda region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Aginski-Buryatski Autonomous District	Sibintertelecom CJSC	October 31, 2010	Sibintertelecom CJSC	October 31, 2010
Altaisk Territory	MTS OJSC	September 8, 2010	MTS OJSC	September 8, 2010
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Amur region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Buryatiya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chelyabinsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chita region	Sibintertelecom CJSC	January 1, 2011	Sibintertelecom CJSC	January 1, 2011
Zabaykalsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chukotsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Jewish Autonomous region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Irkutsk region	MTS OJSC	December 30, 2013	—	—
Irkutsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kamchatka Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kemerov region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	MTS OJSC	January 10, 2012	MTS OJSC	January 10, 2012
Khabarovsk Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnoyarsk Territory	MTS OJSC	May 07, 2013	MTS OJSC	May 07, 2013
Kurgan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novosibirsk region	MTS OJSC	February 21, 2012	MTS OJSC	February 21, 2012
Omsk region	MTS OJSC	December 20, 2011	MTS OJSC	December 20, 2011
Primorsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Sakhalin region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sverdlovsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tomsk region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Armenia
Armenia	K-Telekom	November 4, 2019	K-Telekom	November 4, 2019
Uzbekistan
Uzbekistan	Uzdunrobita	June 30, 2016	Uzdunrobita	June 30, 2016
Turkmenistan
Turkmenistan	BCTI	February 1, 2012	BCTI	February 1, 2012
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

IMT-2000/UMTS/CDMA
License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Uzbekistan	Uzdunrobita	June 30, 2016
Armenia	K-Telekom	November 4, 2019
Ukraine	UMC	September 28, 2021

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

        As of December 31, 2008, we had bilateral roaming contracts with 530 wireless operators in 208 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2008, in addition to our network coverage area in 81 of the 83 regions of Russia, GSM service is available to our subscribers in the regions of Russia where we do not currently operate through our roaming agreements with 15 regional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

• Blackberry	• Call Barring	• Call Waiting
• Call Divert/Forwarding	• SMS	• MMS
• Caller ID Display and anti-Caller ID Display	• Mobile Office	• Melody Ring Tones
• Conference Calling	• Voicemail	• Missed Call Alert
• WiFi	• Mobile banking	• Itemization of Monthly Bills
• Location-Based Service (LBS)	• Wireless Application Protocol (WAP)	• Information and Directory Service
• GPRS	• MTS-Connect	• International Access Service
• Intelligent call assistant	• SIM-browser	• WEB and WAP portal
• APN remote access point	• Point-to-point transfer	• Real IP
• Fixed Mobile Convergence	• Unstructured Supplementary Services Data (USSD)	• Automatic Customer Care System and Customer Care System via the Internet
• Enhanced Data rates for GSM Evolution (EDGE)	• High-Speed Downlink Packet Access (HSDPA)	• Ring Back Tone

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS and Internet Access

        We offer GPRS services, enabling our subscribers to access the Internet, WAP and MMS in all of the countries where we operate. We also provide international GPRS roaming to our subscribers, enabling them to use various GPRS-based services while traveling abroad.

        In 2005, we commercially launched EDGE services in the Moscow metropolitan area and expanded EDGE services between 2006 and 2008 to cover the most developed markets where we operate. EDGE is a high-speed, high-quality data transfer application capable of transmitting streamline video and TV programs onto mobile phones. At present, EDGE services are available to our subscribers in Russia, Ukraine, Armenia, Uzbekistan, Turkmenistan and Belarus.

        We also offer the MTS-Connect service, which allows our subscribers to get mobile internet access through a GPRS/EDGE/3G connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 144 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in September 2005 to offer BlackBerry services to our subscribers. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and began providing BlackBerry services to corporate users in Russia in June 2008. We have also started providing BlackBerry services for mass market subscribers in Ukraine and in Moscow and the Moscow region in Russia. We were the first mobile operator to offer BlackBerry services in the CIS.

3G Technology

        The key benefit of a 3G network, using UMTS technology, is the ability to provide subscribers with faster data download speeds with top download capacity using high speed packet access technology up to 3.6 Mbit per second. This is over 10 times faster than the currently available 2G EDGE technology.

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. In 2008, we commercially launched our 3G network in 14 Russian cities, including St. Petersburg, Kazan, Sochi, Ekaterinburg, Nizhniy Novgorod, Novosibirsk, Norilsk and Vladivostok, among others. We have since launched the network in ten additional Russian cities. In May 2009, we, along with Vimpelcom and MegaFon, were allocated 3G/UMTS frequencies to begin testing our 3G network in Moscow and the Moscow region. Our 3G network uses 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies and compliments our existing GSM network.

        In July 2006, MTS-Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007 and currently offer high-speed mobile access to the Internet to our subscribers.

        In Uzbekistan, the Communications and Information Agency of Uzbekistan allocated a 3G/UMTS license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. In December 2008, we commercially launched our 3G network in Uzbekistan's two largest cities, Tashkent and Samarkand, followed by the launch in three additional cities in January 2009.

        In Armenia, our subsidiary K-Telekom is licensed to offer 3G services in the UMTS standard throughout Armenia pursuant to its wireless services license. In October 2007, K-Telecom was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In April 2009, we commercially launched our 3G network in Armenia's three largest cities: Yerevan, the capital, Guymri and Vanadzor. The network will be expanded to additional cities during 2009.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative CRM practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

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

        Under this universal brand, our subscribers have access to a wide range of telecommunications products and services, including Internet access, mobile and fixed line telephones, single billing and a single interface for all of the subscriber's telecommunications needs. We believe that our re-branding efforts will increase our recognition among existing and potential clients, promote cross-sales of the companies using the brand and enhance subscriber loyalty.

        In July 2007, we launched the MTS brand in Ukraine. Prior to this date, we operated in Ukraine under the "UMC" brand. In connection with this re-branding effort, we have sought to retain our existing subscribers by continuing to provide high quality communications services, launching new services and introducing new tariff plans. We believe that the MTS brand is now well established in Ukraine. We also operate under the MTS brand in Uzbekistan, Turkmenistan, and Belarus. In Armenia, have operated under the VivaCell-MTS brand since September 2008.

        In April 2008 and April 2009, we were named as one of the BRANDZ™ Top 100 Most Powerful Brands, a ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world.

        In December 2008, we reached an agreement with Sistema Shyam TeleServices Limited, or Sistema Shyam, allowing Sistema Shyam to use the MTS brand in India. Sistema Shyam is a joint venture between Sistema and Shyam Group of India, with Sistema controlling a 73.71% stake in the venture. Sistema Shyam has licenses and spectrum to provide mobile telephony services across India.

        Under the terms of the agreement, Sistema Shyam has the right to use the MTS brand in India beginning March 2009, and we will receive 0.16% of Sistema Shyam's revenues commencing April 2009. The agreement is limited to Sistema Shyam using the MTS brand in India and does not contemplate our participation in Sistema Shyam's operations. The terms also stipulate that we will act as the brand guardian to ensure brand usage and marketing communications adhere to our brand guidelines.

Sales and Distribution

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. During 2008, approximately 80% of our new subscribers in Russia and 93% in Ukraine enrolled through independent dealers, and we enrolled the remainder directly. However, the financial crisis and tightening of the credit markets has resulted in virtually all of the large national and regional mobile handset retailers facing liquidity issues or being on the verge of bankruptcy, according to press reports. As a result, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continues to decline.

        In addition, in October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. Although the FAS approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition, including the promotion Vimpelcom's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. As a result, we ceased working with Euroset as of April 1, 2009, and we are currently involved in litigation with Euroset in Russia. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

        As the share of subscribers enrolled through large national and regional dealers has decreased, the share of our subscribers enrolled through small dealer and subdealer networks and our own distribution network is increasing, and we are working to expand our relationships with these small dealer networks while continuing our efforts to grow our proprietary distribution network.

        We are continuing to aggressively expand our network in 2009 both organically and through acquisitions. In furtherance of this expansion effort, in the first quarter of 2009, we acquired 100% of handset retailer Telefon.Ru, which operates 512 stores in 180 cities in Russia, and 100% of the Eldorado handset retail chain, which operates 383 stores in 153 cities in Russia. In addition, in March 2009, we entered into a three-year executive services agreement with the majority shareholder of the Svyaznoy group of companies, which operates a nationwide dealer network in Russia, whereby the Svyaznoy shareholder will provide operational and strategic consultancy services to us as well as procure that certain managers from the Svyaznoy group, as set forth in the agreement, cease to be employed by the Svyaznoy group and become our full time employees.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand), MTS-branded points-of-sale operated by TS-Retail, our equity investee, and MTS-branded points-of-sale owned by us.

        As of December 31, 2008, our proprietary distribution network in Russia consisted of approximately 1,500 points-of-sale, including approximately 800 franchise points-of-sale, approximately 300 points-of-sale operated by TS-Retail, and approximately 300 points-of-sale owned by us. In addition, third-party dealer network Beta Link, which filed for bankruptcy in March 2009, operated approximately 100 MTS-branded points-of-sale as of December 31, 2008.

        As of April 30, 2009, we increased our proprietary network in Russia to over 2,600 points-of-sale, including approximately 1,000 franchise points-of-sale, 500 points-of-sale operated by TS-Retail, approximately 300 points-of-sale owned by us and approximately 800 points-of-sale operated by Eldorado and Telefon.Ru, which we acquired in the first quarter of 2008. Of the stores operated by Eldorado and Telefon.Ru, approximately 380 will be rebranded as MTS mono-brand outlets by the end of 2009, an additional 290 will be rebranded as MTS mono-brand outlets by the end of 2010, and approximately 130 will be closed due to overlapping locations with other points-of-sale by the end of 2009.

        Our proprietary distribution network outside of Russia as of December 31, 2008 consisted of 47 points-of-sale in Ukraine, 29 points-of-sale in Uzbekistan, 30 points-of-sale in Turkmenistan and 95 points-of-sale in Armenia.

        We believe that our method for paying commissions to dealers provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

        In Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive. In the six-month period from the date a subscriber is activated by a dealer, the dealer receives the lesser of the full commission amount or 50% of the revenues received from the subscriber during the period. The dealer commissions in Russia currently range between $5 and $60 per subscription.

        In Ukraine, starting from July 2007, we link dealer commissions to the tariff package sold, category of subscriber, city of subscription, and status of the dealer itself. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed followed by monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine currently range between approximately $0.40 and $18 plus a certain percentage of subscriber revenue payable monthly for up to six months following a subscriber's account activation. We also pay extra fees to our exclusive dealers who sell only MTS-Ukraine subscriptions.

        Independent dealers have also begun servicing some aspects of our subscribers' accounts, such as activating international roaming, handling SIM card replacements and payment collection, as well as promoting our value added services.

Competition

The Russian wireless telecommunications market

        The Russian wireless telecommunications market is characterized by sustained growth in subscribers and revenues. As of December 31, 2008, overall wireless penetration in Russia was 129.4%, or approximately 187.8 million subscribers, according to AC&M-Consulting.

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached 185.1% and 166.5%, respectively, at December 31, 2008, according to AC&M-Consulting. The average penetration rate in regional markets reached 119.7% at December 31, 2008, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market:

	As of December 31,
	2004	2005	2006	2007	2008
	(amounts in millions, except for percentages)
Subscribers(1)	74.4	125.8	151.9	172.9	187.8
Subscriber penetration	51%	87%	105%	119%	129%

Source: AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 44.9% and 47.4% of subscribers in Moscow, 29.1% and 30.8% of subscribers in St. Petersburg and 33.2% and 34.4% of total Russian subscribers as of December 31, 2007 and 2008, respectively.

        The competition has evolved in recent years to exist primarily between us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2006, 2007 and 2008:

	As of December 31,
Operator	2006	2007	2008
	(Amounts in millions)
MTS	51.2	57.4	64.6
Vimpelcom	48.1	51.7	47.7
MegaFon	29.6	35.5	43.3
Others	23.0	28.4	32.2

Source: AC&M-Consulting.

Vimpelcom

        Vimpelcom, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, it had approximately 47.7 million subscribers in Russia at December 31, 2008, including 9.6 million in the Moscow license area. At December 31, 2008, according to AC&M-Consulting, Vimpelcom had a 30.6% market share in Moscow, a 19.6% market share in St. Petersburg and a 25.4% market share of total wireless subscribers in Russia.

MegaFon

        In addition to Vimpelcom, we also compete with MegaFon, which is the third largest GSM wireless operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800/UMTS (3G) licenses to operate in all 83 sub-federal political units of the Russian Federation.

        According to AC&M-Consulting, MegaFon had a subscriber base of 43.3 million in Russia at December 31, 2008, including 6.5 million subscribers in the Moscow license area. At December 31, 2008, according to AC&M-Consulting, MegaFon had a 20.6% market share in Moscow, a 33.4% market share in St. Petersburg and a 23.0% market share of total wireless subscribers in Russia.

Other Operators

        In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 10.4 million subscribers as of December 31, 2008. In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 5.7 million subscribers as of December 31, 2008. In certain regions of the Volga part of Russia, we compete with Smarts, which had approximately 3.5 million customers as of December 31, 2008. In addition, in certain parts of Siberia, we compete with Sibirtelecom, which had approximately 4.9 million customers as of December 31, 2008. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

The Ukrainian wireless telecommunications market

        Since 2003, the Ukrainian wireless telecommunications market has enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP billing arrangements and the launch of the new Beeline brand in April 2006 by Ukrainian RadioSystems, or URS, a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS-Ukraine and Kyivstar who share 74.7% of the market, with 32.5% and 42.2%, respectively, as of December 31, 2008. Competition between these two companies is based on the service and network quality, prices and brand perception. The remaining key competitors in Ukraine are Astelit, operating under the Life brand, and URS, operating under the Beeline brand. Astelit and URS compete with each other primarily by offering aggressive pricing plans.

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last three years and there was little growth in the overall number of subscribers and nationwide penetration in 2008 compared to 2007. Astelit continued its campaign of aggressive pricing in the market, which has driven down the overall average price per minute levels significantly since 2006. In response to the increasingly competitive operating environment, MTS-Ukraine continued to focus on developing and marketing its network quality and coverage while improving the quality of its subscriber base and increasing usage levels to stimulate improved subscriber loyalty. As a result, overall minutes of use per subscriber increased more than 80% during 2008, offsetting a decline in average price per minute.

        As of December 31, 2008, overall wireless penetration in Ukraine was 120.8%, or approximately 55.8 million subscribers, according to AC&M-Consulting.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS-Ukraine and our competitors in Ukraine:

Operator	December 31, 2007	December 31, 2008	Coverage Area
	(amounts in thousands)
Kyivstar	23,604	23,530	Nationwide
MTS-Ukraine	20,004	18,115	Nationwide
Astelit	8,820	11,230	Nationwide
URS (Vimpelcom)	2,646	2,028	Nationwide

Source: Subscriber information based on AC&M-Consulting data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with 23,530 million subscribers as of December 31, 2008. Kyivstar is owned by Telenor and Alfa Group. Kyivstar offers wireless services using GSM 900/1800 technologies. Kyivstar is also licensed to provide fixed line domestic long distance and international long distance services. Astelit is owned by System Capital Management and Turkcell Iletisim Hizmetleri A.S., or Turkcell, and 13.2% of Turkcell is owned by Alfa Group. Astelit offers services in GSM 900/1800 standards under the Life brand. URS is a wholly owned subsidiary of Vimpelcom, which is beneficially owned by Alfa Group and Telenor. It has a nationwide GSM 900 license and a GSM 1800 license for major regions of Ukraine and provides wireless mobile services under the Beeline brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band in November 2007. Our CDMA business in Ukraine faces competition from other operators, including People.net, Utel (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators.

The Uzbekistan wireless telecommunications market

        The Uzbekistan wireless telecommunications market is characterized by low but rapidly increasing penetration rates. In 2008, overall wireless penetration in Uzbekistan increased from 22% to 44%, or approximately 12.3 million subscribers, according to our estimates and AC&M-Consulting data.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Uzbekistan and our competitors in Uzbekistan:

Operator	December 31, 2007	December 31, 2008	Coverage Area
	(amounts in thousands)
MTS-Uzbekistan	2,802.0	5,646.9	Nationwide
Unitel (Vimpelcom)	2,197.7	3,636.2	Nationwide
Ucell (Coscom)	690.0	2,683.0	Nationwide
Others	191.8	302.1	Major cities

Source: Subscriber information based on our estimates and AC&M-Consulting data.

        MTS-Uzbekistan offers wireless services in Uzbekistan using GSM and UMTS technologies. As of December 31, 2008, it had 5.6 million subscribers and a 46.0% market share according to AC&M-Consulting and our estimates. In Uzbekistan, we compete primarily with Beeline (Unitel), a GSM operator owned by Vimpelcom with 3.6 million subscribers and a 29.6% market share as of December 31, 2008. We also compete with Ucell (Coscom), a GSM operator beneficially owned by TeliaSonera with 2.7 million subscribers and 21.9% market share as of December 31, 2008.

The Turkmenistan wireless telecommunications market

        The Turkmenistan wireless telecommunications market is characterized by low penetration rates. In 2008, overall wireless penetration in Turkmenistan increased from 7% to 19%, or approximately 1.1 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitor in Turkmenistan:

Operator	December 31, 2007	December 31, 2008	Coverage Area
	(amounts in thousands)
MTS-Turkmenistan	356.3	927.4	Nationwide
Altyn Asyr	48.0	133.0	Nationwide

Source: Subscriber information based on our estimates.

        As of December 31, 2008, MTS-Turkmenistan had an 87.5% market share according to AC&M-Consulting and our estimates. MTS-Turkmenistan offers wireless services using GSM 900 and GSM 1800 technologies. In Turkmenistan, we compete only with a state-owned GSM operator Altyn Asyr with 133,000 subscribers as of December 31, 2008.

The Armenian wireless telecommunications market

        As of December 31, 2008, overall wireless penetration in Armenia was 80.0%, or approximately 2.6 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of Viva-Cell and our competitor in Armenia:

Operator	December 31, 2007	December 31, 2008	Coverage Area
	(amounts in thousands)
VivaCell-MTS	1,381.3	2,017.0	Nationwide
ArmenTel (Vimpelcom)	487.2	544.3	Nationwide

Source: Subscriber information based on our estimates.

        As of December 31, 2008, VivaCell-MTS had 2.0 million subscribers and a 78.8% market share according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment.

Tariffs

        We customize our marketing efforts and pricing policies in each region of Russia by considering such factors as average income levels, local currency exchange rates, the competitive environment and subscriber needs, all of which vary from region to region. Consistent with our marketing strategy, we have developed tariff plans to appeal to a broader market.

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

        The following table shows the mix between prepaid and other subscribers, such as contract and corporate customers, for Russia and Ukraine for the periods indicated:

	At December 31,
	2006	2007	2008
Russia
Prepaid	90%	88%	87%
Other	10%	12%	13%
Ukraine
Prepaid (including SIM-SIM)	93%	92%	92%
Other	7%	8%	8%

        We are actively seeking to migrate our customers from advance payment plans to credit payment plans in an effort to stimulate ARPU and reduce churn. We endeavor to mitigate the risk of bad debt through the implementation of credit scoring algorithms that assess and help manage the risk of potential bad debt.

        We currently have a unified system of tariff plans offered to subscribers throughout Russia. The unified system is aimed at achieving such benefits as clarity, simplicity and transparency for prospective subscribers by offering the same set of tariff categories throughout Russia. Under each tariff category, we offer different tariff plans with different connection fees, per minute call charges and a wide range of value added services. Although we offer the same categories of tariff plans throughout Russia, the prices of these plans differ from region to region taking into account such factors as the average income, competitive environment and subscriber needs in a particular region. Our tariff plans are more expensive in the Moscow license area than in other license areas.

        Prior to January 1, 2007, our tariffs in Russia were primarily denominated in "conventional units" based on the U.S. dollar converted to rubles at a certain exchange rate, except for some regions of Russia where tariffs were quoted in rubles. Due to the enactment of regulatory changes in Russia prohibiting companies from establishing prices in currencies other than rubles as well as the growth in the share of our ruble denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2008.

        By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

        Currently, each of our tariff plans in Russia combines per minute usage charges, value added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into four categories—"Prepaid", "Maxi/Profi", "Exclusive" and "Corporate"—with each category designed to target specific segments as follows:

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

  •
  Maxi/Profi:  "Maxi" and "Profi" tariff plans are geared toward mid- and heavy users who use their mobile phones for personal and business communications. These plans feature unlimited on-net calls as well as monthly fees for a certain pre-determined number of minutes and reduced fees for subscribers who exceed this limit. "Profi" subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, conference calling, call transferring and call waiting/holding. Regular subscribers of the "Profi" plans are provided an additional 15% discount on their local and mobile calls and a 15% increase of allotted minutes at no extra charge. In addition, subscribers of some of the "Profi" plans are offered access to our personal customer care service and credit payment system.

  •
  Exclusive:  "Exclusive" tariff plans are designed for heavy users who call primarily within their domestic region. "Exclusive" subscribers are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those "Exclusive" subscribers issued a local number, monthly fees start from $244 and those using a federal number pay from $143 per month.

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

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2008, the per-minute tariff for local calls within the MTS network varied from $nil per minute to $0.29 per minute. Different rates apply to local calls to other networks and vary from $0.01 per minute to $0.29 per minute. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $0.31 per minute for calls to MTS subscribers within the CIS to $2.38 per minute for calls to other parts of the world. Certain value added services, such as Caller ID and Call Forwarding, are included in all current tariff plans at no additional charge (other than for subscribers using old tariff plans that we no longer offer, some of which carry a charge of up to $2.45 per month for these services). Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

        We also offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007 and 2008, we developed new tariff plans that focus on the differing needs of subscribers in the various market segments. Our tariff plans in Ukraine consist of two post paid and two prepaid nationwide tariff plans and a set of regional and group-specific plans that are not offered nationwide.

  •
  MTS Postpaid Business:  A set of postpaid contract tariff plans designed to appeal to business segment subscribers, offering special prices, free minutes for calls among corporate subscribers and, within the MTS network, free GPRS traffic.

  •
  MTS Postpaid Private:  A set of postpaid tariff plans designed to appeal to mass-market subscribers, offering free calls within the MTS network.

  •
  MTS Prepaid Private:  A set of prepaid tariff plans designed to appeal to mass-market subscribers, offering special prices on calls within MTS network, no fee for the first minute and various loyalty offers.

  •
  MTS Prepaid Youth:  Special tariffs designed to appeal to youth-market subscribers based on low flat rates on voice calls bundled with free SMS traffic.

  •
  Regional and Micro Segment Tariffs:  These are more aggressive tariff plans tailored to the particular region where the plans are offered, which are typically regions where we have a relatively low market share. Also within this category are special tariffs designed for certain subscribers with unique usage patterns or specific needs, including, for example, children, roamers from Russia, customers in Western Ukraine with high levels of mobile traffic to and from Western Europe and heavy users of GPRS internet services.

        As of December 31, 2008, the standard per minute tariff for calls in Ukraine varied from $0.02 per minute to $0.29 per minute. The standard per minute tariff for calls made within the MTS-Ukraine network ranged from $0.001 per minute to $0.14 per minute. Higher rates applied to international calls ranging from $0.13 per minute to $9.3 per minute. All tariffs for MTS-Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the exchange rate as of December 31, 2008.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate and exclusive clients, in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2008, approximately 88% of our consolidated subscriber base was enrolled in the advance payment program and 12% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid on time, the customer may be liable for a late payment charge of up to 0.3% of the amount due for each day payment is past due. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2008, subscribers using the credit system of payment had credit limits of up to $1,000 for individuals and $100,000 for key corporate customers in Russia. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we can block the telephone number until the invoice is settled.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during 2007, we introduced the new "Credit" service, which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2008, subscribers using the "Credit" service had a maximum credit limit of $17. When the limit is reached, we block the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for the usage. The invoice is delivered via SMS and should be settled within 21 days. If the invoice is not paid seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked after the 21st day, even if the credit limit is not reached at that time.

        We have substantially completed implementation of a new billing system in Russia and Belarus. The transition to the new billing system in the other countries where we operate will take longer to complete. The new billing system allows us to offer all of our subscribers a uniform and consistently high level of service and is also capable of monitoring account usage in real time and provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. In addition, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our old billing system could not support such a service. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, we are still required to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period.

        In Ukraine, our post-paid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our advance payment subscribers are able to continue using our services once they reach a zero balance until their accounts reach the credit limit specified in their individual service contracts. When the limit for a subscriber is reached, we block the phone number until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's age, payment history, tariff plan and usage history.

        In Russia and Ukraine, we offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express payment cards.

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

        During 2006, we launched the call center performance management program to improve subscriber accessibility to customer services and establish higher standards of customer care through all of our call centers. Pursuant to this program, we successfully implemented the intellectual routing of calls designed to provide our most valuable and loyal customers with quicker access to customer support services when calling us. We are also continuing to transform our call centers into effective channels for client relationship management, or CRM. In 2008, we developed a new CRM system for our customer care processes in Russia. The system is currently being implemented in the Moscow region.

        We have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. Whereas we previously had back-offices (consisting of employees who process customer requests other than online requests) in various cities within each of our primary macro-regions, we now have one consolidated back-office in each macro-region, and the time for processing requests has been reduced to 24 hours for 95% of all requests processed.

        We additionally intend to expand our chain of exclusive mono-brand sales offices which, in addition to enrolling new subscribers and selling handsets and other equipment, will offer customer service assistance to existing subscribers.

        In Ukraine, we expanded our customer care "self-service" options in 2008, launching a web portal and providing free access at special terminals in our sales offices for contract customers. We also began to simplify and unify our customer care processes through our interactive voice response systems (IVRs), a process that is continuing in 2009.

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network. During 2008, we implemented certain UMTS 2100 networks in Russia, Uzbekistan, Armenia. We actively used our current GSM infrastructure to roll out the UMTS network. We plan to combine our UMTS and GSM infrastructures in a unified network based on Single RAN technologies introduced by vendors. We are also moving towards LTE technology.

Network Infrastructure

        We use switching and other network equipment supplied by Motorola, Nokia Siemens Network, Ericsson, Huawei, Alcatel-Lucent and other major network equipment manufacturers.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.0 MHz of spectrum in the Crimea Autonomous Republic to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations.

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

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of a majority of agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 and UMTS base stations at some of the same sites.

        To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Interconnect Arrangements and Telephone Numbering Capacity

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers and "local" seven-digit numbers. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in the other regions of Russia and in Ukraine, including MGTS and other companies within the Comstar UTS group, which are affiliated with Sistema and Golden Telecom, Ukrtelecom and other public switched telephone network operators in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnection services to other operators on the zonal level in all regions of Russia. Zonal/local interconnection typically entails payment of a one-time connection fee, a monthly fee per point of interconnection and a usage charge based on minutes of traffic.

        To provide our subscribers in Russia with domestic and international long distance services, we have interconnection agreements with Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), Golden Telecom (a subsidiary of Vimpelcom) and other national transit operators. Most interconnect fees payable for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee, a monthly fee per point of interconnection and usage by minute which vary depending on the destination called.

        Russian legislation requires that fixed line operators with a substantial position in the market cannot refuse to provide interconnection or discriminate against one operator in comparison to another, and the interconnect rates of operators with a substantial position are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation in the Russian Federation—Competition, Interconnection and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code has been introduced in order to increase the Moscow numbering capacity. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Russian regulator subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into new arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2008, we had numbering capacity (federal and local) for over 22 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        Interconnection and traffic transit between the networks of mobile operators in Russia occur through direct channels connecting the switches of the different mobile operators within the same city, or through the network of transit long distance operators, which connect the networks of different mobile operators in different cities. MTT is the primary transit long distance operator providing interconnection and traffic transit services between cellular operators, although we endeavor to diversify the routing of our subscriber traffic among several transit operators.

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

Handsets

        Almost all of our handset sales in 2007 and 2008 consisted of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine. For the years ended December 31, 2007 and 2008, we provided net handset subsidies of $21.0 million and $20.4 million, respectively, in Ukraine. These subsidies are expected to be compensated within two years of a subscriber's enrollment through the subscriber's usage of our services. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future.

        We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. We are not dependent on any particular supplier for handsets. We and our dealers also offer an array of mobile telephone accessories.

        Starting in 2007, we decreased our selling activities in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In addition, from January 1, 2008, we reduced our purchases of handsets and accessories for resale and focused instead on commission sales whereby we receive handsets and accessories on consignment from third party equipment suppliers and sell them at our sales outlets for a commission. We also began renting sales office space to third party dealers who sell handsets and equipment under our brand name and are required to follow standards set by us relating to assortment, pricing, quality of goods and quality of customer service.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations" and Note 21 to our audited consolidated financial statements.

        Following our launch of iPhone 3G™ sales and in line with our strategy to expand our proprietary distribution network,, we expect to our handset sales to increase in 2009.

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

  •
  fair competition;

  •
  freedom of pricing other than pricing by companies with a substantial position in public telecommunication networks; and

  •
  liability for violations of Russian legislation on telecommunications.

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

        The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" which is funded by a levy imposed on all operators of public networks, including us.

Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. The system of regulation is still evolving and further changes are expected. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Political and Social Risks—Political and governmental instability in Russia and the CIS could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        Other regulatory authorities.    In addition, the Federal Antimonopoly Service supervises competition regulations and enforces the Federal Law on the Natural Monopolies and the regulations enacted thereunder. The Federal Tariffs Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and domestic long distance calls by subscribers of public switched telephone networks and installation and subscription fees. The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Registration Service is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005.

Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Federal Law on Communications and Government Decree No. 8 dated January 12, 2006 on Approval of Regulations for Holding a

Competitive Tender for Receipt of Telecommunication License. Under these regulations, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications and Mass Media. Officials of the Federal Service for Supervision in the Area of Communications and Mass Media have broad discretion with respect to both issuance and renewal procedures.

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

        Effective January 1, 2004, licenses may be transferred in case of mergers or other reorganizations of the licensee upon application by a transferee as a new license holder. Additionally, the Ministry of Communications and Mass Media has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

        If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

  •
  detection of violations which may cause damage to rights, interests, life or health of individuals or to interests of government administration including, but not limited to, presidential and government telecommunication networks, defense, security and protection of legal order in the Russian Federation;

  •
  failure to comply with Russian law or the terms and conditions of the license;

  •
  failure to provide services for over three months from the start-of-service date set forth in the license; and

  •
  annulment of a frequency allocation if it results in the inability to render communications services.

        In addition, licenses may be terminated for various reasons by a court, including:

  •
  failure to remedy in a timely manner a violation that led to the suspension of the license;

  •
  provision of inaccurate information in documents on the basis of which a license was issued; and

  •
  failure to fulfill obligations undertaken in the process of a tender or auction.

        The license may also be terminated by the Federal Service for Supervision in the Area of Communications and Mass Media in a number of cases, including liquidation of a license holder or failure to pay a license fee on time. A suspension or termination of a license may be appealed in court.

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

        The following one-time license fees are payable in respect of each region covered by the license: 15,000 rubles (equivalent to $511 as of December 31, 2008), for services involving use of a frequency spectrum, lease of communication channels running beyond one region of Russia as well as in number of other cases specified by law; and 1,000 rubles (equivalent to $34 as of December 31, 2008) in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998, requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Furthermore, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. It is funded by a levy imposed on all operators of public networks, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by subscribers. The universal service fund concept has been used in some developed countries and in Eastern Europe.

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

Equipment Certification

        Government Decree No. 896 adopted on December 31, 2004, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proved in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All our networks must be certified. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

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

Competition, Interconnection and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allows for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005, authorized the Federal Tariffs Service to set the following tariffs for the natural monopolies in the communications market:

  •
  provision of access to a local telephone network;

  •
  permanent use of a subscriber's line; and

  •
  local, intra-zone and domestic long distance calls.

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

        The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. We are categorized by the Federal Antimonopoly Service as a company with a market share exceeding 35% in Moscow and the Moscow region, Ivanovo Region, Arkhangelsk Region and Nenets Autonomous District. See also See also "Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

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

        In March 2006, the Federal Law on Communications was amended to incorporate a "calling party pays" scheme effective as of July 1, 2006. Prior to the implementation of the "calling party pays" principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications and Mass Media and is known as the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins.

Regulation in Ukraine

Regulatory Authorities

        The State Communications Administration, or SCA (formerly, the State Department on Communications and Informatization, or the SDCI, from September 2004 to July 2008, and the State Committee on Communications and Informatization, or the SCCI, from June 1999 to September 2004), was the main regulatory body in the sphere of communications until the establishment of the NCRC in January 2005. At present, the SCA is responsible mainly for establishing and overseeing technical policies and standards.

        The NCRC.    Established by a Decree of the President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of communications on January 1, 2005 pursuant to the new Telecommunications Law described below. It consists of seven members and a chairperson. The NCRC was considered formed and commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law. In 2007 and 2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. Thus, the members and the chairperson of the NCRC are appointed by the Cabinet of Ministers. The NCRC has been responsible for issuing licenses for telecommunications services commencing January 1, 2005, as well as various other responsibilities of the SCA from that date.

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

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, has been responsible for many of the functions formerly handled by the SCA. The NCRC is authorized, inter alia, to issue regulations for telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks.

        Foreign investments in Ukrainian telecommunications operators are not limited; however, in order to provide telecommunications services in Ukraine an entity must be located on the territory of Ukraine and registered in accordance with Ukrainian legislation.

        The Radio Frequencies Law sets forth comprehensive rules regarding the allocation, assignment, interrelation and use of radio frequencies, the licensing of the users of radio frequencies and other relevant issues. The 2004 amendments to the Radio Frequencies Law introduced new procedures for the issuance, re-execution and termination of frequency licenses and operation permits.

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

  •
  mobile telecommunications services;

  •
  technical maintenance and exploitation of telecommunications networks and the lease of electric communications channels; and

  •
  provision of electric communications channels (local, intercity and international).

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

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Both telecommunications services licenses and radio frequency licenses may be terminated for various reasons, including:

  •
  provision of inaccurate information in the application for a license;

  •
  repeated refusal to allow the representatives of the NCRC or the SIC to make inspections;

  •
  failure to remedy in a timely manner the circumstances which resulted in a violation of the license terms;

  •
  repeated violation of the license terms;

  •
  transfer or assignment of the license to a third party; and

  •
  other grounds set forth by Ukrainian laws.

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

Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine. Companies that are approved by the NCRC issue the equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

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

        Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from using its dominant position in its market to gain an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Moreover, Ukrainian antimonopoly legislation provides that a company having more than a 35% market share in a given product market may be deemed to be in the dominant position on such market, unless it proves that it is subject to substantial competition.

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

        According to AC&M-Consulting, MTS-Ukraine has a 32.5% market share of the wireless communications market in Ukraine as of December 31, 2008. It has not been declared a dominant market force by the AMC.

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

        Over the course of 2007-2009, the AMC conducted a preliminary investigation of the telecommunications interconnection market among mobile operators in Ukraine and found that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. A final ruling has not yet been made. In the event that the AMC declares these operators to be monopolists in relation to the market for interconnecting to each of their respective networks, the interconnection fees charged by these operators for terminating calls connecting to their respective networks may be subject to regulation by the NCRC which, in turn, may cause a significant decrease in both the interconnect revenues we receive as well as the interconnect fees we pay to other mobile operators in Ukraine. A governmental working group was subsequently formed to establish a framework for regulating interconnect fees in a way that is economically sound and promotes competition. The group is also tasked with developing the necessary amendments to Ukrainian laws regarding the division of powers between the AMC and NCRC. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

Tariffs

        Telecommunications tariffs are regulated by the NCRC for:

  •
  "public telecommunication" services; and

  •
  provision of electric communications channels by operators with a dominant position on the market.

        The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

        In February 2006, the NCRC established maximum tariffs for the provision of electric communications channels by operators having a dominant position in the market, and, in September 2008, it established maximum tariffs for fixed line public telecommunications services.

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

        In 2009, the AMC made a preliminary determination that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. See "—Competition."

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

C.    Organizational Structure

        The table below presents our significant operating and holding entities, the places of incorporation and our ownership interests therein as of December 31, 2008.

	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
MTS Finance(1)	Consolidated	100.0%	Luxembourg
MTS-Capital	Consolidated	100.0%	Russia
UMC	Consolidated	100.0%	Ukraine
MTS-Kostroma	Consolidated	100.0%	Russia
Novitel	Consolidated	100.0%	Russia
Uzdunrobita	Consolidated	100.0%	Uzbekistan
Sibintertelecom	Consolidated	100.0%	Russia
BCTI	Consolidated	100.0%	USA
Sweet-Com	Consolidated	74.9%	Russia
MTS-Bermuda(2)	Consolidated	100.0%	Bermuda
Dagtelecom	Consolidated	74.9%	Russia
K-Telekom	Consolidated	80.0%	Armenia
MTS Belarus	Equity	49.0%	Belarus
TS-Retail	Equity	25.0%	Russia
Coral/Sistema Strategic Fund	Equity	35.0%	USA

(1)
Represents beneficial ownership interest.

(2)
A wholly-owned subsidiary established to repurchase our ADSs.

D.    Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldg. 2, 5 Vorontsovskaya Street Bldg. 1, 5 Vorontsovskaya Street Bldg. 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd, 2A Konstantina Simonova Street and Sheremetyevo Airport, which we use for administration, sales and other service centers as well as operation of mobile switching centers. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

        Of the 28,077 base stations comprising our network in Russia as of December 31, 2008, 17,064 operated in the 900 MHz band and 11,013 operated in the 1800 MHz band. We also operated 686 base station controllers, 156 switches and approximately 14 media gateways in Russia as of December 31, 2008. Our 3G network in Russia as of December 31, 2008 was comprised of 684 base stations, or Node Bs, 18 softswitches, 19 media gateways and 18 radio network controllers.

        Of the 13,515 base stations comprising our network in Ukraine as of December 31, 2008, 4,993 operated in the 900 MHz band, 8,008 operated in the 1800 MHz band and 514 operated in 450 MHz (UMTS). We also operated 366 base station controllers and 40 switches in Ukraine as of December 31, 2008.

        Of the 1,696 base stations comprising our network in Uzbekistan as of December 31, 2008, 631 operated in the 900 MHz band, 973 operated in the 1800 MHz band and 92 operated in 2100 MHz band (UMTS). We also operated 35 base station controllers and 13 switches in Uzbekistan as of December 31, 2008.

        Of the 471 base stations comprising our network in Turkmenistan as of December 31, 2008, 201 operated in the 900 MHz band, 97 operated in the 1800 MHz band and 173 operated in dual-band. We also operated 9 base station controllers and 2 switches in Turkmenistan as of December 31, 2008.

        Of the 716 base stations comprising our network in Armenia as of December 31, 2008, 583 operated in the 900 MHz band and 133 operated in the 1800 MHz band. We also operated 23 base station controllers and 3 switches in Armenia as of December 31, 2008.

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

Overview

        We are the largest mobile operator in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of subscribers and revenues, according to AC&M-Consulting. Revenues for the year ended December 31, 2008 were $10,245.3 million, an increase of 24.2% from the year ended December 31, 2007. Net income for the year ended December 31, 2008 was $1,930.4 million, a decrease of 6.8% from the year ended December 31, 2007. As of December 31, 2008, we had a subscriber base of approximately 91.33 million (64.63 million in Russia, 18.12 million in Ukraine, 5.65 million in Uzbekistan, 0.93 million in Turkmenistan and 2.02 million in Armenia), an increase of 11.4% compared to December 31, 2007.

        Our revenues historically have increased through organic growth, as well as through acquisitions. In 2003, we acquired 100% of UMC, a mobile operator in Ukraine. For the years ended December 31, 2007 and 2008, MTS-Ukraine had total revenues of $1,608.0 million and $1,662.0 million, respectively. We acquired a 74% stake in Uzdunrobita, a mobile operator in Uzbekistan, in August 2004 and the remaining 26% stake in June 2007. For the years ended December 31, 2007 and 2008, MTS-Uzbekistan had total revenues of $248.5 million and $391.4 million, respectively. In two separate purchases in June and November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan. For the years ended December 31, 2007 and 2008, MTS-Turkmenistan had total revenues of $168.5 million and $131.4 million, respectively. In September 2007, we acquired 80% of K-Telekom, the largest mobile operator in Armenia. The results of operations of K-Telekom have been included in our consolidated financial statements since September 14, 2007 and it had total revenues of $66.5 million and $256.6 million for the period ending December 31, 2007 and for the year ended December 31, 2008, respectively. Each of UMC, Uzdunrobita, and BCTI operate under the MTS brand, and K-Telekom operates under the VivaCell-MTS brand. See also "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, improving quality and developing new generation networks. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the year ended December 31, 2006, 2007 and 2008 were $1,722.0, $1,539.5 million and $2,227.3 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in the years ended December 31, 2006, 2007 and 2008 was $2,378.9 million, $3,350.2 million and $4,423.4 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2002, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured bond offerings in the international capital markets, and in 2008, we issued three ruble-denominated bonds in the amount of 10 billion rubles each (equivalent in aggregate to $779.1 million as of December 31, 2008; RUR5 billion were purchased in the initial placement by our wholly-owned subsidiary). In April 2006, we entered into a syndicated $1.33 billion loan facility with several international financial institutions, including The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited. We also entered into euro- and U.S. dollar-denominated loan agreements with various banks in 2008 for aggregate borrowings equivalent to $1,010.9 million as of December 31, 2008. The total amount available to us under our credit facilities amounted to $111.3 million as of December 31, 2008; an additional $317.4 million became available to us from March 1, 2009. As of December 31, 2008, we had total indebtedness of approximately $4.1 billion, including capital lease obligations, compared to approximately $3.4 billion as of December 31, 2007. Our total interest expense for the years ended December 31, 2007 and 2008, was $134.6 million and $153.3 million, net of amounts capitalized, respectively.

        We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 4.3 million subscribers as of December 31, 2008 and total revenues of $477.7 million for the year ended December 31, 2008. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements, but instead are accounted for in our equity in net income of associates. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

        Prior to June 2006, we denominated our tariffs in "conventional" units linked to the U.S. dollar in most of the regions in which we operate, except for Ukraine, Turkmenistan and the Krasnodar region (South macro-region). Commencing June 2006, we began charging our subscribers in rubles by linking the ruble amount we charged to a fixed U.S. dollar exchange rate. In April 2007, an amendment to the Federal Law on the Protection of Consumer Rights was enacted prohibiting companies from establishing prices in currencies other than rubles. In view of this amendment, as well as the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation," and determined that, beginning January 1, 2007, the functional currency of our subsidiaries domiciled in Russia was the ruble. The depreciation of the U.S. dollar against the ruble in 2007 resulted in an increase in our revenues and operating costs in our audited consolidated financial statements. Conversely, the U.S.

dollar significantly appreciated against the ruble in the fourth quarter of 2008, which negatively affected our results of operations for the year ended December 31, 2008. Although the average exchange rate of the U.S. dollar for the year ended December 31, 2008 decreased by 2.8% against the ruble as compared to the year ended December 31, 2007, the period closing exchange rate of the U.S. dollar at December 31, 2008 increased by 19.7% as compared to December 31, 2007. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

        We commenced the reorganization of our operations in Russia in 2004 by merging many of our wholly-and majority-owned Russian subsidiaries into Mobile TeleSystems OJSC in order to consolidate our administrative functions and improve management efficiency. In connection with this reorganization program, we have merged 25 of our wholly-owned subsidiaries into Mobile TeleSystems OJSC since 2004 up to the date of this document.

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

        Our operating segments correspond to our three business units: (1) Russia, which includes our operations in Russia; (2) Ukraine, which includes our operations in Ukraine; and (3) foreign subsidiaries, which includes our operations in Uzbekistan, Turkmenistan and Armenia and our equity affiliate in Belarus. We manage our operations and review each country separately due to the varying geographical, economic and regulatory environments which require different marketing and investment strategies. For reporting purposes, according to the criteria stated in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," we defined two operating reportable segments: Russia and Ukraine. See also Note 22 to our audited consolidated financial statements for segment information.

Subscriber Data

        The following table shows our subscribers by country as of the dates indicated:

	At December 31,
	2006	2007	2008
	(in thousands)
Subscribers(1)
Russia	51,222	57,426	64,628
Ukraine	20,003	20,004	18,115
Uzbekistan	1,450	2,802	5,647
Turkmenistan	184	356	927
Armenia	n/a	1,382	2,017

Total consolidated	72,859	81,970	91,334

MTS Belarus (unconsolidated)	3,208	3,800	4,322

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

        We had approximately 64.63 million subscribers in Russia as of December 31, 2008 and a leading 34.4% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 129.4%, according to AC&M-Consulting. We had approximately 18.12 million subscribers in Ukraine as of December 31, 2008, and, according to AC&M-Consulting, a 32.5% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2008, we had approximately 5.65 million subscribers in Uzbekistan, 0.93 million subscribers in Turkmenistan and 2.02 million subscribers in Armenia, representing a 46.0%, 87.5% and 78.8% market share, respectively, according to AC&M-Consulting and our estimates.

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

	Year Ended December 31,
	2006	2007	2008
Subscriber Churn
Russia	23.3%	23.1%	27.0%
Ukraine	29.9%	49.0%	47.3%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. We believe that the increase in our churn rate in Russia to 27.0% during the year ended December 31, 2008 as compared to 23.1% for the year ended December 31, 2007 is in line with regular fluctuations in subscriber numbers attributable to the strong competitive environment intensified by increased subscriptions during 2007 and 2008.

        Although the churn rate in Ukraine slightly decreased to 47.3% for the year ended December 31, 2008 from 49.0% for the year ended December 31, 2007, it significantly increased to 49.0% in 2007 as compared to 29.9% in 2006 and remains high. This increase is primarily represented by the churn of prepaid subscribers, which increased from 30% in 2006 to 51% in 2007. Churn of contract, or postpaid, subscribers increased from 25% in 2006 to 29% in 2007.

        The substantial increase in the churn of prepaid subscribers was primarily due to the competitive environment among mobile operators in Ukraine, which has significantly intensified in recent years as the market in Ukraine has become more saturated, and has lead to a decrease in our subscriber base in Ukraine as of December 31, 2008 as compared to December 31, 2007. At the same time, the proportion of mass-market subscribers, including youth and low-income segment subscribers whose preferences are largely driven by tariff levels and simplified subscription conditions, has grown. As a result, a higher number of mass-market subscribers have migrated over to other operators offering lower tariffs and minimal subscription conditions. A secondary factor impacting our churn is that our overall churn statistics include subscribers who moved from one tariff plan to another within MTS-Ukraine—i.e., subscribers that did not migrate to another mobile operator, but rather, switched to a different tariff plan within MTS-Ukraine.

        We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. The following table shows our average monthly service revenue per Russian and Ukrainian subscriber based on our current calculation methodology and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
Average monthly service revenue per subscriber
Russia	$7.9	$9.3	$10.5
Ukraine	$7.3	$6.6	$7.2
Average monthly minutes of use per subscriber
Russia	129	157	208
Ukraine	142	154	279

        Average monthly service revenue per subscriber in Russia increased to $10.5 for the year ended December 31, 2008 from $9.3 for the year ended December 31, 2007 and $7.9 for the year ended December 31, 2006. We consider this growth to be in line with our sales and marketing efforts aimed at stimulating usage, including the introduction of various new tariff plans, and an increase in the use of value-added services. Average monthly minutes of use per subscriber in Russia increased from 129 minutes in 2006 to 157 minutes in 2007 and to 208 minutes in 2008 mainly due to marketing campaigns and tariff promotions aimed at stimulating increased traffic.

        In Ukraine, average monthly service revenue per subscriber increased to $7.2 for the year ended December 31, 2008 from $6.6 for the year ended December 31, 2007, and was $7.3 for the year ended December 31, 2006. The increase in the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily due to our sales and marketing efforts aimed at stimulating usage of services, which was partially offset by competitive pressures on tariff levels. The average monthly minutes of use per subscriber increased from 142 minutes in 2006 to 154 minutes in 2007 and to 279 in 2008 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates.

Revenues

        Our principal sources of revenue are:

  •
  service revenues, including usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees; and

  •
  revenues from sales of handsets and accessories.

        Our subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority, although in 2004 we reduced certain tariffs in Ukraine at the recommendation of the AMC. The interconnection fees we charge to other operators for terminating calls interconnection to our network are not regulated in Russia, but will likely be regulated in Ukraine in the near future. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations" and "—If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

Service Revenues and Connection Fees

        Service revenues.    Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all outgoing calls. In the past, we charged our subscribers in Russia for all incoming calls.

        An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the CPP principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications and Mass Media and is known as the settlement rate. Due to the launch of free incoming calls, we have increased our rates through the introduction of a fee on the first minute of a call, which varies from $0.01 to $0.10 per first minute depending on the subscriber's home region. This new fee on the first minute takes into account the fact that incoming calls are free and the fees paid by subscribers should not exceed those paid prior to July 1, 2006 when CPP was introduced.

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of total revenues were 52.4% in 2006, 50.0% in 2007 and 47.6% in 2008, respectively. Usage fees as a percentage of total revenues have been decreasing largely due to the increase in interconnect fees as a percentage of total revenues. Interconnect fees are fees for connecting users of other operators' fixed line and wireless networks to our network. Interconnect fees comprised 10.4%, 13.0% and 13.9% of total revenues in 2006, 2007 and 2008, respectively. Notwithstanding the decrease of usage fees as a percentage of total revenues, we believe that the further development of our prepaid tariff plans, which have no monthly subscription fees, will support growth in the usage fees.

        We offer our subscribers an array of value-added services. These services as a percentage of our total revenues remained relatively stable in 2006 and 2007, at 12.7% and 12.4%, respectively, and increased to 13.5% in 2008. The increase in 2008 in revenue from value-added services was due to the introduction of new value-added services and a general increase in the usage of value-added services by our subscribers.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 10.9% in 2006, 10.8% in 2007, and 11.5% in 2008, respectively. The fluctuations of the monthly subscription fees as a percentage of total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 1.7% in 2006, 1.3% in 2007 and 1.2% in 2008, respectively. We generally expect that roaming fees will continue to decline as a percentage of total revenues as we expect that an increase in our subscriber base, which will generally lead to the growth of usage fees, will continue to outpace the increase in guest roamers, causing a decrease in the proportion of roaming fees. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users.

        Roaming fees for our own subscribers include amounts charged to our subscribers utilizing our roaming partners' network while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 9.2% in 2006, 9.8% in 2007 and 10.3% in 2008, respectively.

        Connection fees.    Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 2 to our audited consolidated financial statements. Connection fees represented 1.1% of our total revenues in 2006, 1.0% in 2007 and 0.6% in 2008, respectively. We expect connection fee revenues to remain at a low level as a percentage of total revenues.

Sales of Handsets and Accessories

        In 2007, we decreased our selling activities in our sales centers in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In 2008, we reduced our purchases of handsets and accessories for resale and focused instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell at them at our sales offices for a commission. Revenue from the sale of handsets and accessories represented 1.5% of our total revenue in 2006, 1.0% in 2007 and 0.7% in 2008, respectively.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we have committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. See Note 21 to our audited consolidated financial statements.

        Following our launch of iPhone 3G™ sales and in line with our strategy to expand our proprietary distribution network, we expect that sales of handsets and accessories will start to increase as we expand our proprietary retail network and, consequently, will increase as a percentage of total revenue. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for contract subscribers. See "—Expenses—Cost of Handsets and Accessories" below.

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

  •
  interest expenses; and

  •
  provisions for income taxes.

Cost of Services

        Interconnect and Line Rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under "Item 4. Information on Our Company—B. Business Overview—Interconnect Arrangements and Telephone Numbering Capacity." Interconnect charges as a percentage of our total revenues represented 10.6% in 2006, 13.1% in 2007 and 13.9% in 2008, respectively. Line rental charges as a percentage of our total revenues represented 2.2% in 2006, 1.3% in 2007 and 1.3% in 2008, respectively.

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

        Roaming Expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 2.9% in 2006, 2.9% in 2007 and 2.4% in 2008, respectively.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets and accessories as a percentage of our total revenues represented 1.9% in 2006, 1.0% in 2007 and 0.9% in 2008, respectively. Due to our new retail network development strategy and our launch of iPhone 3G™ handset sales, we expect that the cost of handsets and accessories will increase as we expand our proprietary retail network increase our equipment sales.

        We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers. In the years ended December 31, 2006, 2007 and 2008, we provided net handset subsidies in Ukraine totaling $30.4 million, $21.0 million and $20.4 million, respectively, which are reported as a loss on sales of handsets.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to $87.0 million in 2006, $74.9 million in 2007 and $82.1 million in 2008.

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

        In Ukraine, starting from July 2007, we link dealer commissions to the tariff package sold, category of subscriber, city of subscription, and status of the dealer itself. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed followed by monthly payments based on the revenue generated from the subscriber.

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

	Year Ended December 31,
	2006	2007	2008
Subscriber Acquisition Costs (SAC) per Gross New Subscriber
Russia	$23	$26	$27
Ukraine	$10	$12	$14

        SAC in Russia increased in each of 2007 and 2008 due to inflation and, in particular, a significant increase in the cost of media advertising.

        In Ukraine, if expressed in hryvnia, SAC actually decreased from 61.0 hryvnia for the year ended December 31, 2007 to 58.3 hryvnia, or by 4.4%, for the year ended December 31, 2008, primarily due to our effective use of marketing resources. The increased SAC in U.S. dollar terms was due to the currency translation effect when translating the hryvnia amount to the U.S. dollar amount for reporting purposes, as the hryvnia depreciated against the U.S. dollar in 2008.

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

        General and administrative expenses as a percentage of our total revenues represented 17.4% in 2006, 17.2% in 2007 and 17.6% in 2008, respectively. Total general and administrative expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for the year ended December 31, 2008 increased to $147.4 million, or 1.4% of total revenues as compared to $58.9 million, or 0.7% of total revenues for the year ended December 31, 2007. This increase was mainly attributable to the write-off of loan issued to Beta Link, which filed for bankruptcy in March 2009. The increase was also in line with our expectations due to our launch of the new "Credit" service in May 2007, which allows our subscribers to continue using services notwithstanding a negative account balance and settle their debt thereafter. See also See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—We may be adversely affected by the current economic environment" and "Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing."

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of total revenues increased to 18.9% for the year ended December 31, 2008 as compared to 18.0% of total revenues for the year ended December 31, 2007. This increase was in line with our expectations, and we expect further increases in connection with our ongoing network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our regional development programs. See also "—Trend Information" for further discussion of expected trends in the depreciation of property and network equipment in connection with the development of our 3G network.

Interest Expense

        We expect interest expense to continue to increase, which is principally associated with external debt incurred by us to finance our network development program and the buildout associated with our regional license areas as well as due to increased borrowing costs due to the current global market and economic conditions.

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

        Effective January 1, 2009, the statutory income tax rate in Russia was reduced from 24% to 20%. From January 1, 2004, the Ukrainian statutory income tax rate was established at 25%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2008 was 24.5%. The effective tax rate differs from the statutory rate as a result of adjustments to the reserve for uncertain tax positions, adjustments to the deferred tax asset valuation allowance and other nondeductible items.

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

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2003	12.0%
2004	11.7%
2005	10.9%
2006	9.0%
2007	11.9%
2008	13.3%

        The Ukrainian economy has also been characterized by high rates of inflation:

Year	Inflation rate
2003	8.2%
2004	12.3%
2005	10.3%
2006	9.1%
2007	12.8%
2008	25.2%

        In addition, for the year ended December 31, 2008, inflation rates in Uzbekistan, Turkmenistan and Armenia were 7.8%, 8.9% and 5.5% respectively.

        Prior to June 20, 2006, we denominated our tariffs in units linked to the U.S. dollar in most of the regions in which we operate, except for Ukraine, Turkmenistan and the Krasnodar region (South macro-region). Commencing June 20, 2006, we began charging our subscribers in rubles by linking the ruble amount we charged to a fixed U.S. dollar exchange rate. Following amendments to the Federal Law on the Protection of Consumer Rights prohibiting companies from establishing prices in currencies other than rubles, and in view of the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007.

        The World Bank forecasted inflation to reach between 11%-13% in Russia in 2009, and the International Monetary Fund forecasted inflation to reach 17% in Ukraine in 2009 (although it reached 22.3% in February 2009). We expect inflation-driven increases in costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. For a detailed discussion of change in translation methodology, refer to Note 2 to our audited consolidated financial statements. "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition.

        Below is a list of our major acquisitions during 2006, 2007 and 2008.

Company	License area	Date of acquisition	Stake acquired	Purchase price* (in millions)
2006
Dagtelecom	Republic of Dagestan	July 2006	74.99%	14.7

				$14.7

2007
Uzdunrobita	Uzbekistan	June 2007	26.0%	$250.0
K-Telekom	Armenia	September 2007	80.0%	402.6
Bashcell	Bashkortostan	December 2007	100.0%	6.7

				$659.3
2008
MSS	Omsk region	February 2008	9.0%	16.0

				$16.0

*
Excluding debt assumed.

Results of Operations

        Starting from the year ended December 31, 2006, we separately report our financial information for Russia, Ukraine and other countries. See "—Segments" for additional information.

	Year Ended December 31,
	2006	2007	2008
Net operating revenues
Russia	$4,665,530	$6,181,023	$7,840,225
Ukraine	1,490,278	1,608,021	1,661,951
Other	242,455	483,499	779,520
Eliminations(1)	(14,009)	(20,165)	(36,403)

Net operating revenues as reported	$6,384,254	$8,252,378	$10,245,293

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia	$1,030,929	$1,407,011	$1,809,553
Ukraine	387,007	433,174	511,502
Other	29,048	65,925	131,497
Eliminations(1)	(14,009)	(20,165)	(34,989)

Cost of services and cost of handsets and accessories as reported	$1,432,975	$1,885,945	$2,417,563

Sundry operating expenses(2)
Russia	$884,946	$1,129,940	$1,468,408
Ukraine	159,688	182,753	200,908
Other	69,093	106,231	135,577

Sundry operating expenses as reported	$1,113,727	$1,418,924	$1,804,893

Sales and marketing expenses
Russia	$419,463	$491,404	$646,061
Ukraine	179,317	210,341	190,225
Other	9,055	22,370	55,722
Eliminations(1)	—	—	(9,500)
Sales and marketing expenses as reported	$607,835	$724,115	$882,508

Depreciation and amortization expenses
Russia	$819,316	$1,076,586	$1,312,406
Ukraine	233,744	324,976	437,988
Other	42,921	87,986	186,443

Depreciation and amortization as reported	$1,095,981	$1,489,548	$1,936,837

Operating Income
Russia	$1,510,876	$2,076,083	$2,611,882
Ukraine	530,522	456,777	321,328
Other	92,338	200,986	270,282

Operating income as reported	$2,133,736	$2,733,846	$3,203,492

(1)
Represents the elimination of inter-company transaction results, primarily roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts and other operating expenses.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2008 increased by $1,992.9 million, or 24.2%, to $10,245.3 million from $8,252.4 million for the year ended December 31, 2007. This increase was primarily due to the growth in our subscriber base by 11.4% to 91.33 million as of December 31, 2008 from 81.97 million as of December 31, 2007. The growth in our subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network. A portion of the revenue growth was also due to the significant increase in the interconnect fees we received for the termination of incoming traffic from other operators, which increased to $1,422.5 million for the year ended December 31, 2008 from $1,069.3 million for the year ended December 31, 2007, mainly due to the increased usage of mobile services. In addition, revenue from value-added services increased to $1,379.0 million for the year ended December 31, 2008 from $1,026.3 million for the year ended December 31, 2007, or 34.4%, mainly due to our marketing efforts aimed at stimulating usage of value-added services and our increased value-added service offerings. Growth in subscription fees to $1,175.3 million for the year ended December 31, 2008 from $890.5 million for the year ended December 31, 2007 also impacted the total revenue growth and was mainly due to the expansion of services with subscription fees offered by us to subscribers. Revenue growth was also attributable to an increase in roaming revenues from our subscribers to $1,059.0 million for the year ended December 31, 2008 from $808.5 million for the year ended December 31, 2007, which was in line with the increase in both our subscriber base and overall usage. Our acquisition of K-Telekom in September 2007 contributed an additional $190.1 million to our total revenues for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The depreciation of the average U.S. dollar versus ruble exchange rate for the year ended December 31, 2008 as compared to the year ended December 31, 2007 also contributed to the growth in our revenues.

        For the year ended December 31, 2008, service revenues and connection fees increased by $2,003.7 million, or 24.5%, to $10,176.3 million compared to $8,172.6 million for the year ended December 31, 2007 mainly due to the growth in the number of our subscribers and the increases in subscription and interconnect fees, as described above. Revenues from the sales of handsets and accessories decreased by $10.7 million, or 13.4%, to $69.0 million for the year ended December 31, 2008 compared to $79.7 million for the year ended December 31, 2007, mainly due to a change in our strategy for sales of handsets and accessories in the year ended December 31, 2008, as described above.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2008 increased by 28.2% to $2,417.6 million from $1,885.9 million for the year ended December 31, 2007. The increase in costs was primarily attributable to growth of our subscriber base and the consequent growth in traffic-related expenses, in particular interconnect costs and line rental expenses. For the year ended December 31, 2008, interconnect expenses grew to $1,424.4 million from $1,077.9 million for the year ended December 31, 2007 due to increased traffic volume. Line rental expenses grew to $134.1 million for the year ended December 31, 2008 from $103.8 million for the year ended December 31, 2007. Cost of value-added services also grew to $247.4 million for the year ended December 31, 2008 from $164.2 million for the year ended December 31, 2007 due to the increased usage of value-added services by our subscribers. The increase in cost of services for the year ended December 31, 2008 was also due to a growth in other direct costs to $192.0 million for the year ended December 31, 2008 from $140.5 million for the year ended December 31, 2007 due to higher fees payable for our use of radio frequencies and higher electricity costs.

        For the year ended December 31, 2008, the cost of handsets and accessories sold, including SIM cards provided to customers, slightly increased to $169.6 million from $158.6 million for the year ended December 31, 2007 mainly due to the launch of iPhone 3G™ sales in October 2008, which was partially offset by the decreased selling activity for handsets and accessories in the year ended December 31, 2008 as compared to 2007.

        Russia revenues for the year ended December 31, 2008 increased by 26.9% to $7,840.2 million from $6,181.0 million for the year ended December 31, 2007. The increase in Russia revenues was primarily due to the growth of our subscriber base in Russia, which increased by 12.5% to 64.6 million as of December 31, 2008 from 57.4 million as of December 31, 2007, as well as growth in interconnect revenues and the adoption of new marketing initiatives aimed at stimulating higher usage of mobile and value-added services among our subscribers.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2008 increased by 28.6% to $1,809.6 million from $1,407.0 million for the year ended December 31, 2007. The increased costs were mainly the result of a $275.9 million increase in interconnect costs and $27.8 million increase in line rental costs due to increased traffic volume, and a $9.0 million increase in roaming expenses mainly due to an increase in both the number of subscribers and volume of network traffic. Interconnect expenses increased to $1,042.9 million, or 13.3% of segment total revenues, in the year ended December 31, 2008 from $767.0 million, or 12.4% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in outgoing network traffic. The cost of value-added services for the year ended December 31, 2008 increased by $58.3 million to $199.9 million, or 2.5% of segment total revenues, from $141.6 million, or 2.3% of segment total revenues, in the year ended December 31, 2007 mainly due to the increased usage of value-added services by subscribers, which resulted from our marketing efforts and the rising awareness and popularity of certain value-added services. Cost of handsets, accessories and SIM-cards increased slightly by $3.6 million to $105.6 million, or 1.3% of segment total revenues, for the year ended December 31, 2008 from $102.0 million, or 1.7% of segment total revenues, for the year ended December 31, 2007 due to the launch of iPhone 3G™ sales in October 2008.

        Ukraine revenues increased by 3.4% to $1,662.0 million in the year ended December 31, 2008 from $1,608.0 million in the year ended December 31, 2007 primarily due to an increase in the usage of value-added services and interconnect revenues, partially offset by a decrease in usage fees due to lower tariffs caused by the highly competitive environment in Ukraine.

        Ukraine cost of services and cost of handsets and accessories increased by 18.1% to $511.5 million in the year ended December 31, 2008 from $433.2 million in the year ended December 31, 2007. The growth occurred primarily due to a $43.3 million increase in interconnect expenses, $4.6 million increase in roaming expenses and $20.0 million increase in the cost of value-added services. Interconnect expenses increased to $327.2 million, or 19.7% of segment total revenues, in the year ended December 31, 2008 from $283.9 million, or 17.7% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in outgoing network traffic. Cost of value-added services increased to $37.5 million, or 2.3% of segment total revenues, in the year ended December 31, 2008 from $17.5 million, or 1.1% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in value-added services usage. Cost of handsets, accessories and SIM-cards remained stable at $49.6 million, or 3.0% of segment total revenues, in the year ended December 31, 2008 compared to $48.9 million, or 3.1% of segment total revenues, in the year ended December 31, 2007.

        Other countries revenues for the year ended December 31, 2008 increased by 61.2% to $779.5 million from $483.5 million for the year ended December 31, 2007. This increase was due primarily to our acquisition of K-Telecom in September 2007, which contributed an additional $190.1 million of growth to other country revenues for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The remaining portion of growth was primarily due to the growth in our subscriber base in Uzbekistan. The growth of revenues in Uzbekistan and Armenia was partially offset by the revenues of MTS-Turkmenistan, which declined significantly due to the change in the official exchange rate of the Turkmenistan manat to the U.S. dollar. On January 1, 2008, the

Central Bank of Turkmenistan changed the official exchange rate of the Turkmenistan manat to the U.S. dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan establishing the official rate at 14,250 manat per one U.S. dollar. As a result, we experienced a significant currency exchange loss when translating the manat revenue of MTS-Turkmenistan to U.S. dollars, our reporting currency.

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2008 increased by 99.5% to $131.5 million from $65.9 million for the year ended December 31, 2007. The increase occurred primarily due to the acquisition of K-Telecom, which contributed $44.0 million of the increase, as well as a $21.7 million increase in other cost of services and cost of handsets and accessories in Uzbekistan partially offset by the decrease in Turkmenistan due to the reasons described above. The increase in cost of services and cost of handsets and accessories was mainly due to an increase in the number of subscribers and overall traffic growth in those countries' networks.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2008 increased by 27.2% to $1,804.9 million from $1,418.9 million for the year ended December 31, 2007. The increase of $386.0 million in sundry operating expenses was primarily attributable to a general increase in expenses caused by the growth in our operations. In addition, the consolidation of K-Telekom's financial results in 2008 contributed an additional $31.5 million to the growth of consolidated sundry operating expenses for the year ended December 31, 2008. Salary expenses and related social contributions increased by $137.3 million to $700.2 million for the year ended December 31, 2008 from $562.9 million for the year ended December 31, 2007 due to an increase in personnel compensation levels and the number of employees. Rent expenses increased by $50.9 million to $230.3 million for the year ended December 31, 2008 from $179.4 million for the year ended December 31, 2007 due to the increased rent expenses for base station sites and the overall number of sites used. Provision for bad debt also increased by $88.5 million to $147.4 million for the year ended December 31, 2008 from $58.9 million for the year ended December 31, 2007 due to the write-off of a $28.2 million loan given by us to Beta Link, which filed for bankruptcy in March 2009, as well as write-off of certain advances given to dealers. Sundry operating expenses as a percentage of total revenues increased slightly to 17.6% for the year ended December 31, 2008 from 17.2% in the year ended December 31, 2007.

        Russia sundry operating expenses for the year ended December 31, 2008 increased by 30.0% to $1,468.4 million from $1,129.9 million for the year ended December 31, 2007. Russia sundry operating expenses as a percentage of segment total revenues increased to 18.7% for the year ended December 31, 2008 from 18.3% for the year ended December 31, 2007. The increase of $338.5 million in absolute terms was mainly attributable to an increase in employee compensation and related social contributions of $112.6 million, an increase of provision for bad debt of $87.4 million due to the reasons described above, as well as a $32.4 million increase in rent expenses and a $49.4 million increase in taxes other than income tax mainly due to the write-off of non-recoverable VAT receivables. The growth in Russia sundry operating expenses was also attributable to a $49.1 million growth in other operating expenses mainly due to an increase in obligatory revenue-based Unified Services Fund contributions, as well as an increase in outsourcing expenses.

        Ukraine sundry operating expenses for the year ended December 31, 2008 increased by 9.9% to $200.9 million from $182.8 million for the year ended December 31, 2007. Ukraine sundry operating expenses as a percentage of segment total revenues increased to 12.1% for the year ended December 31, 2008 from 11.4% for the year ended December 31, 2007. The increase in these expenses in absolute terms in the year ended December 31, 2008 was primarily due to a $14.6 million increase in rent expenses and a $15.9 million increase in other operating expenses, partially offset by a decrease of $12.8 million in repair and maintenance costs.

        Other countries sundry operating expenses for the year ended December 31, 2008 increased by 27.7% to $135.6 million from $106.2 million for the year ended December 31, 2007. Other countries sundry operating expenses as a percentage of other countries total revenues decreased to 17.4% for the year ended December 31, 2008 from 22.0% for the year ended December 31, 2007. The increase in these expenses in absolute terms in the year ended December 31, 2008 was primarily due to the consolidation of K-Telekom's financial results starting from September 14, 2007, which contributed an additional $31.5 million to the growth of sundry operating expenses for the year ended December 31, 2008, partially offset by generally lower sundry operating costs in Turkmenistan in 2008. However, the decrease in sundry operating expenses as a percentage of other countries total revenues to 17.4% for the year ended December 31, 2008 as compared to 22.0% for the same period in 2007 was primarily attributable to the relatively low level of taxes other than income tax and state fees contributed by K-Telekom to total sundry operating expenses due to favorable business development conditions in Armenia.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2008 increased by 21.9%, or $158.4 million, to $882.5 million from $724.1 million for the year ended December 31, 2007. This growth was due to an increase in commissions payable to dealers and advertising and promotion expenses by $102.7 million and $55.7 million, respectively. The increase in dealer commissions was generally in line with the growth of our subscriber base. The increase in advertising and promotion expenses was primarily attributable to our increased marketing efforts, as well as growth in the cost of advertising on television. Sales and marketing expenses as a percentage of total revenues remained relatively stable at 8.6% for the year ended December 31, 2008 as compared to 8.8% for the year ended December 31, 2007.

        Russia sales and marketing expenses for the year ended December 31, 2008 increased by 30.8% to $646.1 million from $494.0 million for the year ended December 31, 2007 due to increases in dealer commission payments and advertising and promotion expenses, as described above. Sales and marketing expenses as a percentage of segment total revenues increased to 8.2% for the year ended December 31, 2008 from 8.0% for the year ended December 31, 2007. Dealer commissions as a percentage of segment total revenues increased to 4.3% for the year ended December 31, 2008 from 3.8% for the year ended December 31, 2007 mainly due to our increased efforts aimed at stimulating the performance and sales of regional dealers. However, advertising and marketing expenses as a percentage of segment total revenues decreased to 3.9% for the year ended December 31, 2008 from 4.1% for the year ended December 31, 2007 due to effective marketing management.

        Ukraine sales and marketing expenses for the year ended December 31, 2008 decreased to $190.2 million, or 11.4% of segment total revenues, from $210.3 million, or 13.1% of segment total revenues, for the year ended December 31, 2007. The decrease in sales and marketing expenses in absolute terms and as a percentage of segment total revenues was primarily the result of our effective use of marketing resources.

        Other countries sales and marketing expenses for the year ended December 31, 2008 increased by 148.7% to $55.7 million from $22.4 million for the year ended December 31, 2007 due to the expansion of our operations in Uzbekistan and Turkmenistan. A portion of the growth was also attributable to the acquisition of K-Telekom in Armenia, which contributed $16.1 million to the abovementioned growth. In particular, we increased our advertising campaigns in these countries in order to promote our services and, consequently, incurred increased advertising expenses. Dealer commissions also increased due to the growth in our subscriber base in each of these countries. Sales and marketing expenses as a percentage of segment total revenues increased to 7.1% for the year ended December 31, 2008 from 4.6% for the year ended December 31, 2007 due to the foregoing reasons.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2008 increased by 30.0% to $1,936.8 million from $1,489.5 million for the year ended December 31, 2007. The increase was mainly attributable to our increased asset base resulting from the continued expansion of our network through buildouts and acquisitions. Depreciation and amortization expenses as a percentage of total revenues increased to 18.9% for the year ended December 31, 2008 from 18.0% for the year ended December 31, 2007 due to reasons described below.

        Russia depreciation and amortization for the year ended December 31, 2008 increased by 21.9% to $1,312.4 million from $1,076.6 million for the year ended December 31, 2007 mainly due to significant investments in our fixed and intangible assets related mainly to new telecommunication equipment. Depreciation and amortization expenses as a percentage of segment total revenues decreased to 16.7% for the year ended December 31, 2008 from 17.4% for the year ended December 31, 2007 mainly due to the decrease in license amortization expenses, which are now fully amortized.

        Ukraine depreciation and amortization for the year ended December 31, 2008 was $438.0 million, or 26.4% of segment total revenues, and $325.0 million, or 20.2% of segment total revenues, for the year ended December 31, 2007. Growth in depreciation and amortization expense in absolute terms and as a percentage of segment total revenues was mainly due to the accelerated depreciation of certain equipment intended to be withdrawn from operations, as well as the continued buildout of our network in Ukraine.

        Other countries depreciation and amortization for the year ended December 31, 2008 increased by 111.8% to $186.4 million from $88.0 million for the year ended December 31, 2007 and increased as a percentage of segment total revenues to 23.9% from 18.2%. Growth in depreciation and amortization expense as a percentage of segment total revenues was primarily attributable to the acquisition of K-Telekom, which contributed $82.9 million to growth in depreciation and amortization expense in 2008 mainly due to the accelerated depreciation of equipment intended to be withdrawn from operations.

Operating Income

        Consolidated operating income increased by 17.2% to $3,203.5 million for the year ended December 31, 2008 from $2,733.8 million for the year ended December 31, 2007. Operating income as a percentage of total revenues decreased to 31.3% for the year ended December 31, 2008 compared to 33.1% for the year ended December 31, 2007. The growth of operating income in absolute terms was mainly driven by growth in revenues. The decrease in the operating income margin was primarily due to an increase in depreciation and amortization, provision for bad debt and interconnect expenses as a percentage of total revenues.

        Russia operating income for the year ended December 31, 2008 increased by 25.6% to $2,603.8 million from $2,073.5 million for the year ended December 31, 2007. Russia operating income decreased as a percentage of segment revenues to 33.2% for the year ended December 31, 2008 from 33.5% for the year ended December 31, 2007, mainly due to an increase in interconnect and provision for bad debt expenses as a percentage of total revenues, which was partially offset by a decrease in depreciation and amortization expense as a percentage of total revenues.

        Ukraine operating income for the year ended December 31, 2008 decreased by 29.7% to $321.3 million from $456.8 million for the year ended December 31, 2007. Ukraine operating income decreased as a percentage of segment revenues to 19.3% for the year ended December 31, 2008 from 28.4% for the year ended December 31, 2007. These decreases were largely due to the increase in depreciation and amortization expenses, the increase in interconnect expenses and cost of value-added services, as well as lower subscriber tariffs driven by the highly competitive environment in Ukraine.

        Other countries operating income for the year ended December 31, 2008 increased by 34.5% to $270.3 million from $201.0 million for the year ended December 31, 2007. The increase in operating income in absolute terms was primarily due to an increase in the number of subscribers in Uzbekistan and Turkmenistan, as well as to our entry into the Armenian market with the acquisition of K-Telecom. Other countries operating income decreased as a percentage of segment revenues to 34.7% for the year ended December 31, 2008 from 41.6% for the year ended December 31, 2007 mainly due to the historically lower gross margin level in Armenia, as discussed above.

Currency exchange and transaction losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2008 were $563.3 million, compared to $163.1 million in gains for the year ended December 31, 2007. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. Change in currency exchange and transaction losses was mainly attributable to the significant fluctuations of the U.S. dollar and euro versus ruble/hryvnia/som/manat/dram in year ending December 31, 2008 compared to the year 2007. The major portion of the loss was due to the translation effect of our U.S. dollar-denominated debt as of December 31, 2008 due to the significant depreciation of local currencies against the U.S. dollar during the fourth quarter of 2008.

Interest expense

        Consolidated interest expense for the year ended December 31, 2008 increased by $18.7 million, or 13.9% to $153.3 million from $134.6 million for the year ended December 31, 2007, primarily as a result of the increase in our total indebtedness during the year 2008.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2008 increased by $3.3 million, or 4.5% to a gain of $76.0 million, compared to a gain of $72.7 million for the year ended December 31, 2007 primarily due to the increase in profit of MTS Belarus for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2008 decreased to $25.3 million, as compared to $44.0 million for the year ended December 31, 2007. The decrease was mainly due to a decrease in the conversion of Turkmenistan manats, which previously originated from the significant difference between the official and commercial exchange rate of the U.S. dollar to the Turkmenistan manat.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2008 decreased by 14.6% to $630.6 million from $738.3 million for the year ended December 31, 2007. The effective tax rate decreased to 24.5% in the year ended December 31, 2008 from 26.1% in the year ended December 31, 2007 mainly due to the revaluation of Ukraine tax base and due to the different tax rates in our foreign subsidiaries.

Minority interest

        Minority interest for the year ended December 31, 2008 decreased by $9.7 million, or 50.3%, to $9.6 million from $19.3 million for the year ended December 31, 2007 as a result of the increase in our ownership stake in MTS-Uzbekistan in the second half of 2007.

Net income

        Net income for the year ended December 31, 2008 decreased by $141.1 million, or 6.8%, to $1,930.4 million, compared to $2,071.5 million for the year ended December 31, 2007. Net income as a percentage of revenues was 18.8% in the year ended December 31, 2008 and 25.1% in the year ended December 31, 2007. The main reason for the decrease in net income was the effect of foreign currency fluctuations.

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

        Other countries revenues for the year ended December 31, 2007 increased by 99.4% to $483.5 million from $242.5 million for the year ended December 31, 2006. This increase was primarily due to the growth of our subscriber base in Uzbekistan and Turkmenistan, which increased by 93.3% from 1.6 million as of December 31, 2006 to 3.2 million as of December 31, 2007 and resulted in a $174.5 million increase in revenues. The growth in other countries revenues was also due to our acquisition of K-Telecom in 2007, which contributed $66.5 million to other countries revenues.

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

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2007 increased by 27.4% to $1,418.9 million from $1,113.7 million for the year ended December 31, 2006. The increase of $305.2 million in sundry operating expenses was primarily attributable to a general increase in expenses caused by growth in operations. In addition, the consolidation of K-Telekom's financial results from September 14, 2007 contributed $10.1 million to consolidated sundry operating expenses for the year ended December 31, 2007. In the year ended December 31, 2007, salary expenses and related social contributions increased by $132.5 million due to an increase in personnel compensation levels and the number of employees. Rent expenses increased by $56.1 million to $179.4 million for the year ended December 31, 2007 from $123.4 million for the year ended December 31, 2006 due to the increased rent expense for base station sites and the overall number of sites used. Similarly, repair and maintenance expenses increased by $48.7 million to $143.0 million for the year ended December 31, 2007 from $94.2 million for the year ended December 31, 2006 mainly due to an overall increase in the number of base station sites used. Sundry operating expenses as a percentage of total revenues decreased slightly to 17.2% for the year ended December 31, 2007 from 17.4% in the year ended December 31, 2006.

        Russia sundry operating expenses for the year ended December 31, 2007 increased by 27.7% to $1,129.9 million from $884.9 million for the year ended December 31, 2006. Russia sundry operating expenses as a percentage of segment total revenues decreased slightly to 18.3% for the year ended December 31, 2007 from 19.0% for the year ended December 31, 2006. The increase of $245.0 million in absolute terms was mainly attributable to an increase in employee compensation and related social contributions of $112.2 million as well as an increase in rent expenses of $42.2 million and a $29.1 million increase in repair and maintenance costs due to the increased rental costs for base station sites and the number of sites used.

        Ukraine sundry operating expenses for the year ended December 31, 2007 increased by 14.4% to $182.8 million from $159.7 million for the year ended December 31, 2006. Ukraine sundry operating expenses as a percentage of segment total revenues increased slightly to 11.4% for the year ended December 31, 2007 from 10.7% for the year ended December 31, 2006. The increase in these expenses in absolute terms during 2007 was primarily due to an overall increase in our operational activities in Ukraine as well as an increase in rent and maintenance expenses by $29.5 million resulting from growth in rent and maintenance fees for base station sites and the number of sites used. A portion the of increase was also attributable to a $10.0 million increase in salary expenses and related social contributions due to increased employee headcount in 2007 as compared to 2006.

        Other countries sundry operating expenses for the year ended December 31, 2007 increased by 53.8% to $106.2 million from $69.1 million for the year ended December 31, 2006. Other country sundry operating expenses as a percentage of other countries total revenues decreased to 22.0% for the year ended December 31, 2007 from 28.5% for the year ended December 31, 2006. The increase in these expenses in absolute terms during 2007 was primarily due to the consolidation of K-Telekom's financial results starting from September 14, 2007, which contributed an additional $10.1 million to sundry operating expenses for the period ended December 31, 2007. However, the decrease in sundry operating expenses as a percentage of other countries total revenues for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was mainly attributable to the relatively low level of taxes and state fees contributed by K-Telekom to total sundry operating expenses due to favorable business development conditions in Armenia.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2007 increased by $116.3 million to $724.1 million from $607.8 million for the year ended December 31, 2006. This growth was due to an increase in commissions payable to dealers and advertising and promotion expenses by $62.8 million and $53.5 million, respectively. The increase in dealers' commissions was generally in line with the growth of our subscriber base. The increase in advertising and promotion expenses was primarily attributable our increased marketing efforts, as well as growth in the cost of advertising on television. Sales and marketing expenses as a percentage of total revenues decreased to 8.8% for the year ended December 31, 2007 from 9.5% for the year ended December 31, 2006, due to the higher level of expenditures in 2006 relating to our re-branding campaign in Russia. See also

"Item 4. Information on Our Company—B. Business Overview—Sales and Marketing—Sales and Distribution."

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

Bitel investment and write off

        As of December 31, 2006, the investment in Bitel in the amount of $150.0 million was fully impaired. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million for an expired put option was recorded with an associated charge to non-operating expenses. See Note 21 to our audited consolidated financial statements for details.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2007 decreased to $44.0 million, as compared to $65.9 million for the year ended December 31, 2006. The decrease was attributable to a decrease in certain other expenses including expenses related to the Bitel investment and conversion of Turkmenistan manats, the latter of which originated due to the significant difference between the official and commercial exchange rate of U.S. dollar to Turkmenistan manat, and others.

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

Liquidity and Capital Resources

        In July 2000, we completed our initial public offering of American Depositary Shares on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes six times in an aggregate principal amount of $1.8 billion. In addition, in April 2006, we entered into a syndicated $1.33 billion loan facility with several international financial institutions, including The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen

Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited. In 2008, we issued three ruble-denominated bonds in the amount of 10 billion rubles each (equivalent in aggregate to $779.1 million as of December 31, 2008; RUR5 billion were purchased in the initial placement by our wholly-owned subsidiary). We also entered into euro- and U.S. dollar-denominated loan agreements with various banks in 2008 for aggregate borrowings equivalent to $1,010.9 million as of December 31, 2008. The total amount available to us under our credit facilities amounted to $111.3 million as of December 31, 2008; an additional $317.4 million became available to us from March 1, 2009. As of December 31, 2008, we had total indebtedness of approximately $4.1 billion, including capital lease obligations. See Note 11 to our audited consolidated financial statements for a description of our indebtedness.

Global Economic Conditions

        Recent global market and economic conditions have been unprecedented and challenging, with tighter credit conditions and recession in most major economies continuing into 2009. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have lead to a decrease in spending by businesses and consumers alike. Continued turbulence in the Russian, U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. See also Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—We may be adversely affected by the current economic environment" and "—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the price of our shares and ADSs to suffer."

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

        Our cash outlays for capital expenditures in 2006, 2007 and 2008 were $1,722.0 million, $1,539.5 million and $2,227.3 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and buildout of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and buildout of our network. We expect our total capital expenditures in 2009 to be approximately $1,500.0 million. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to develop our network in the regions and to continue to buildout our 3G network. We expect to incur significant capital expenditures and devote considerable management resources in connection with the development of our 3G network. See "Item 4. Information on Our Company—B. Business Overview—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, we spent $38.2 million, $873.1 million and $35.1 million (net of cash acquired) in 2006, 2007 and 2008, respectively, to acquire businesses. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2008, $1,179.1 million are due in 2010 and $399.5 million are due in 2012. Of our bank loans outstanding as of December 31, 2008, $1,181.0 million is due in 2009, $518.6 million is due in 2010 and $398.2 million is due in 2011. We generally use the proceeds from our financing activity for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 52.8% of our total charter capital (55.7% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. In June 2006, our shareholders approved annual cash dividends in the amount of $562.0 million (including dividends on treasury shares of $1.5 million) for the year 2005, which have been fully paid. On June 29, 2007, our shareholders approved cash dividends in the amount of $747.2 million (including dividends on treasury shares of $6.0 million) for the year 2006, which have been fully paid. On June 27, 2008, our shareholders approved cash dividends in the amount $1,257.5 million (including dividends on treasury shares of $36.5 million), of which $0.6 million remained payable as of December 31, 2008.

        We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

Capital Resources

        We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our U.S. dollar-denominated and ruble-denominated note issuances and loans. We expect that these sources will continue to be our principal sources of cash in the future.

        The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future through debt or equity offerings, bank financings or otherwise.

        At December 31, 2008, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (actual rate at December 31, 2008)	Amount
			(in thousands)
8.38% notes due 2010	USD	8.38%	400,000
8.70% notes due 2018(1)	RUR	8.70%	268,533
14.01% notes due 2013(1)	RUR	14.01%	255,272
14.01% notes due 2015(1)	RUR	14.01%	255,272
8.00% notes due 2012	USD	8.00%	399,463
8.70% notes due 2009 classified as bank loan	RUR	8.70%	23,142
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	LIBOR 6m+0.8%-1.5% (2.55%-2.75%)	1,168,462
HSBC Bank plc and ING BHF-Bank AG	USD	LIBOR 6m+0.43% (2.05%)	110,727
Citibank International plc and ING Bank N.V.	USD	LIBOR 6m+0.30% (2.18%)	106,360
EBRD	USD	LIBOR 6m+1.51%-3.10% (3.26%-4.85%)	183,337
Skandinaviska Enskilda Banken AB	USD	LIBOR 6m+0.23% (1,98%)	159,048
Gazprombank	EUR	12% + 2% commission	423,150
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	LIBOR 6m+0.30% (2.05%)	81,345
ABN AMRO N.V.	USD/EUR	LIBOR 6m/EURIBOR 6m+0.35% (2.10 - 3.35%)	55,840
Barclays Bank plc	USD	LIBOR 6m+0.13-0.15 (1.88-1.90%)	72,358
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	LIBOR 6m+0.30% (4.28%)	92,787
ING BHF Bank and Commerzbank AG	EUR	EURIBOR 6m+0.65% (3.35%)	7,357
Commerzbank Belgium S.A./N.V.	USD	LIBOR 6m + 0.4% (2.15%)	7,017
Other debt	RUR	various	65

Total debt			4,069,535

Less current portion			1,181,039

Total long-term debt			2,888,496

(1)
MTS has an unconditional obligation to repurchase the notes at par value if claimed by the holders of the notes subsequent to the announcement of the sequential coupon on June 22, 2010. See also Note 11 to our audited consolidated financial statements for details.

        The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2008:

	Notes	Bank Loans
	(in thousands)
Payments due in the year ended December 31,
2009	$—	$1,181,039
2010	1,179,077	518,637
2011	—	398,163
2012	399,463	149,421
2013	—	146,786
Thereafter	—	96,949

Total	$1,578,540	$2,490,995

        In addition, we had capital lease obligations in the amount of $5.1 million and $5.7 million as of December 31, 2007 and December 31, 2008, respectively. The terms of our material debt obligations are described in Note 11 to our audited consolidated financial statements.

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

        In addition, Sistema, which currently controls 52.8% of our total charter capital (55.7% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes and in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2006	2007	2008
Cash flows:
Net cash provided by operating activities	$2,378,916	$3,350,156	$4,423,385
Net cash used in investing activities	(1,779,562)	(2,343,881)	(2,335,185)
Net cash provided by/(used in) financing activities	(464,066)	(692,894)	(1,374,294)

Net increase in cash	$141,705	$414,509	$424,304

Cash outlays for:
Capital expenditures(1)	$(1,721,968)	$(1,539,528)	$(2,227,290)
Acquisition of subsidiaries, net of cash acquired	$(38,188)	$(873,071)	$(35,111)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2008, net cash provided by operating activities was $4,423.4 million, an increase of 32.0% from the year ended December 31, 2007. This increase was primarily attributable to a growth in total revenues due to an increase in the volume of our operations, which was primarily the result of growth in our subscriber base and increased usage of mobile services by our subscribers. During the year ended December 31, 2008, we recorded a positive free cash flow of $2,147.7 million, which is calculated by us as net cash provided by operating activities less capital expenditures, investments and acquisition of subsidiaries.

        Net cash used in investing activities in the year ended December 31, 2008 was $2,335.2 million, a decrease of 0.4% from the year ended December 31, 2007. The decrease was mainly due to decreases in our acquisition activity and in our purchase of short-term investments, offset by an increase in cash spent on the acquisitions of property, plant and equipment and intangible assets, which increased to $2,227.3 million for the year ended December 31, 2008 from $1,539.5 million for the year ended December 31, 2007 due to the continued development of our mobile and 3G networks.

        Net cash used in financing activities in the year ended December 31, 2008 was $1,374.3 million, compared to $692.9 million used in the year ended December 31, 2007, an increase of 98.3%. The increase was mainly due to the repayment of note and loan principal, repurchase of our common stock and payment of dividends, which was partially offset by proceeds from loans and the issuance of notes.

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

Liquidity

        As of December 31, 2008, we had total cash and cash equivalents of $1,058.8 million ($232.9 million in rubles, $95.8 million in U.S. dollars, $428.8 in euro, $3.4 million in Ukrainian hryvnias, $287.3 million in Uzbek soms, $1.5 million in Turkmenistan manat and $9.1 in Armenian dramas). In addition, as of December 31, 2008 and 2007, we had short-term investments of $45.7 million and $15.8 million, respectively, mostly in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of December 31, 2008, we had $111.3 million available under an outstanding credit facility, an additional $317.4 million became available to us from March 1, 2009. For a description of our outstanding external financing, see Note 11 to our audited consolidated financial statements.

        As of December 31, 2008, we had a working capital deficit of $938.4 million compared to a deficit of $664.8 million as of December 31, 2007. The increase in working capital deficit was mainly attributable to an increase in the current portion of our debt, and an increase in trade payables, partially offset by an increase in our cash and cash equivalents balance as of December 31, 2008.

        We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital together with our plans for external financing will provide us with sufficient funds for our present requirements.

        As most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2006, 2007 and 2008 that was distributable under Russian legislation amounted to $1,181.0 million, $1,473.8 million and $1,631.6 million (unaudited), respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of the ADSs."

        Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody's(1)	Ba2	Stable
Standard & Poor's(2)	BB	Negative
Fitch(3)	BB+	Negative

    (1)
    Rated on April 2, 2009.

    (2)
    Rated on April 1, 2009, CreditWatch

    (3)
    Rated on March 31, 2009, RatingWatch

        As of December 31, 2008, none of our existing indebtedness had any triggers related to our credit ratings.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of long-lived assets amounted to $1.3 million and $10.0 million for the years ended December 31, 2008 and 2007, respectively. See also Note 2 to our audited consolidated financial statements.

Impairment of Assets Held for Sale

        We account for our existing assets held for sale in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and report the assets at the lower of its carrying amount or fair value less costs to sell. If the initial plan for sale of assets is reconsidered, we determine the fair value of assets held for sale using the discounted cash flow based on the expected timing of the sale. As a result of such reconsideration, the impairment loss on assets held for sale for the year ended December 31, 2007 was recognized in the amount of $6.8 million. No impairment loss was recorded during the year ended December 31, 2008. See also Note 2 to our audited consolidated financial statements.

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

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 21 to our audited consolidated financial statements.

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

        In November 2008, the FASB issued EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF Issue No. 08-6"). EITF Issue No. 08-6 considers the effects of the issuances of SFAS No. 141R and SFAS No. 160 on an entity's application of the equity method under Opinion 18, "The Equity Method of Accounting for Investments in Common Stock," i.e. determination of the initial carrying value of an equity-method investment, impairment assessment of an underlying indefinite-lived intangible asset of an equity-method investment, accounting for issuance of shares by an equity investee, and accounting for a change in an investment from the equity method to the cost method. EITF No. 08-6 is effective for transactions occurring in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. We do not expect the adoption of EITF No. 08-6 to have a significant impact on our financial position, results of operations and cash flows.

        In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF Issue No. 08-7"). EITF Issue No. 08-7 applies to all acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. The EITF reached a consensus that a defensive intangible asset should be accounted for as a separate unit of accounting and should be assigned a useful life that reflects the entity's consumption of the expected benefits related to the asset, noting that it would be rare for a defensive intangible asset to have an indefinite life. This EITF Issue No. 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We expect EITF Issue No. 08-7 will have an impact on our accounting for future acquisitions of intangible assets once adopted, but the materiality of this impact will depend upon the type of acquisitions we make.

Trend Information

Sales

        In 2008, our consolidated revenues increased by 24.2% from $8,252.4 million to $10,425.3 million. Our subscriber base increased to 91.3 million subscribers as of December 31, 2008 from 82.0 million as of December 31, 2007, or by 11.4%. We expect our consolidated subscriber base to continue growing in 2009 as a result of attractive market offers and continued marketing and advertising campaigns, which may be partially offset by the overall decrease in economic activity in Russia due to the current macroeconomic environment. We expect our consolidate revenues to remain stable or decline in 2009 mainly due to significant depreciation of local currencies and the overall lower consumption.

        Average monthly service revenue per subscriber in Russia increased to $10.5 for the year ended December 31, 2008 from $9.3 for the year ended December 31, 2007. We consider this growth to be in line with our sales and marketing efforts aimed at stimulating usage, including the introduction of various new tariff plans, and an increase in the use of value added services. Average monthly minutes of use per subscriber in Russia increased from 157 minutes in 2007 and to 208 minutes in 2008 mainly due to marketing campaigns and tariff promotions aimed at stimulating increased traffic. We expect average monthly service revenue per subscriber in Russia to decrease in 2009 in ruble terms mainly due to the impact of the economic slowdown, which may result in subscribers' migration to cheaper tariffs and a decrease in usage of premium services. Average monthly service revenue per subscriber in Russia is also expected to decrease in U.S. dollar terms as a result of the depreciation of the ruble against the U.S. dollar. We also believe that the growth rate of average monthly minutes of use per subscriber could slow mainly due to the lower consumption by corporate, high-end and mass-market users.

        In Ukraine, our subscriber base decreased to 18.1 million subscribers as of December 31, 2008 from 20.0 million subscribers as of December 31, 2007 amidst an oversaturated Ukrainian market and an intensely competitive environment. In Ukraine, average monthly service revenue per subscriber increased to $7.2 for the year ended December 31, 2008 from $6.6 for the year ended December 31, 2007. The increase was primarily due to our sales and marketing efforts aimed at stimulating usage of services, which was partially offset by competitive pressures on tariff levels. The average monthly minutes of use per subscriber increased from 154 minutes in 2007 to 279 in 2008 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra network rates. In 2009, we expect average monthly service revenue per subscriber in Ukraine to slightly decrease both in hryvnia and U.S. dollar terms as a result of the weakening economy in Ukraine and currency devaluation. However, we expect the average monthly minutes of use per subscriber to increase mainly as a result of new tariffs stimulating on-net traffic. We also expect MTS Ukraine's subscriber base to continue to decrease slightly in 2009, reflecting our efforts to optimize our subscriber base within the context of the highly competitive market.

        Our subscriber base in Uzbekistan, Turkmenistan and Armenia grew by 4.1 million to 8.6 million subscribers in 2008, compared to 4.5 million subscribers in 2007. Of these countries, Uzbekistan had the largest subscriber base, with 5.6 million subscribers as of December 31, 2008, as well as the most significant growth, with a 2.8 million increase in its subscriber base in 2008 compared to 2007. We expect that our subscriber base will continue to grow in these countries, which have low penetration rates relative to Russia and Ukraine. However, the rate of growth may be impacted by current macroeconomic volatility and increasingly competitive operating environments. The average monthly service revenue per subscriber in these countries decreased from $9.7 in 2007 to $7.7 in 2008 for Uzbekistan and from $51.9 to $17.1 in Turkmenistan as rising penetration often leads to the addition of lower-value subscribers to the network. The decrease was mainly attributable to a decline in tariffs as well as the continued devaluation of the Turkmenistan manat. We expect the average monthly service revenue per subscriber in these countries to continue declining mainly as a result of devaluation of local currencies, mainly in Uzbekistan and Armenia, and as a result of declining macroeconomic conditions, which may lead to lower consumption, decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM-card usage per person.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2008, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and VAS. However, these growth factors may be tempered by macroeconomic developments, which began to influence the mobile markets in both of these countries in the second half of the year. These trends included exchange rate volatility in our functional currencies, flat or negative GDP growth trends, higher unemployment and lower consumer spending. The Ukrainian wireless telecommunications market has grown rapidly in recent years, but was severely affected by the economic downturn toward the end of the year. In 2008, the market was characterized by intense competition between four national mobile operators, significant influence of the current economic downturn and drastic local currency depreciation in the fourth quarter of 2008.

        We expect a challenging operating environment in 2009 due to the current macroeconomic situation, increasing competition and the restructuring of our relationships with independent dealers. The regions in which we operate have experienced a volatile market environment during the latter part of 2008 and continuing into 2009. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. This depreciation continued during the first quarter of 2009. The devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro- denominated debt. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs" and "—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies."

        However, as the macroeconomic situation becomes more stable, our management believes that we will experience medium- and long-term growth and efficiency and that the investments we are making today will provide us with greater revenue growth and value-accretive opportunities in the future. Due to the fact that the Russian and the Ukrainian markets are highly penetrated, the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data, content and other VAS.

Churn

        We define churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily), expressed as a percentage of the average number of our subscribers during that period.

        A vast majority of our subscribers are pre-paid subscribers with no contractual commitment to us. As a result, these subscribers have unfettered freedom to migrate between operators at their convenience. This freedom, combined with the relative ease with which subscribers can obtain SIM-cards, contributes to churn and increasing penetration levels in the markets where we operate.

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. We believe that the increase in our churn rate in Russia to 27.0% during the year ended December 31, 2008 as compared to 23.1% for the year ended December 31, 2007 is in line with regular fluctuations in subscriber numbers attributable to the strong competitive environment intensified by increased subscriptions during 2007 and 2008. We do not expect significant fluctuations in our churn rate in Russia in 2009, although we may experience some measure of increased churn due to the ongoing restructuring of our relationships with independent dealers. In addition, due to the financial distress experienced by several handset dealers and dealer networks in Russia, many dealers engaged in higher than average sales efforts in the fourth quarter of 2008 in an effort to stimulate revenue. As a result, we may experience higher churn during the first half of 2009.

        Although the churn rate in Ukraine slightly decreased to 47.3% for the year ended December 31, 2008 from 49.0% for the year ended December 31, 2007, it significantly increased to 49.0% in 2007 as compared to 29.9% in 2006 and remains high. This increase is primarily represented by the churn of prepaid subscribers, which increased from 30% in 2006 to 51% in 2007.

        The substantial increase in the churn of prepaid subscribers was primarily due to the competitive environment among mobile operators in Ukraine, which has significantly intensified in recent years as the market in Ukraine has become more saturated, and has lead to a decrease in our subscriber base in Ukraine as of December 31, 2008 as compared to December 31, 2007. At the same time, the proportion of mass-market subscribers, including youth and low-income segment subscribers whose preferences are largely driven by tariff levels and simplified subscription conditions, has grown. As a result, a higher number of mass-market subscribers have migrated over to other operators offering lower tariffs and minimal subscription conditions. We expect churn rate in Ukraine to remain in line with current market competitive environment and our strategy to optimize our subscriber base as discussed above.

Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under guarantee contracts

        During the year ended December 31, 2008, we issued a guarantee to a third party bank for a loan taken by TS-Retail, our equity investee, for the total amount of $5.1 million. The amount of the guarantee is subject to vary in the event that any litigation costs or penalties are incurred by the lender in relation to the loan or guarantee. The guarantee expires in June 2012. The fair value of the guarantee was recorded as a liability in the accompanying consolidated balance sheet and amounted to $0.08 million as of December 31, 2008. No collateral was provided against this guarantee; however, a counter-guarantee provided by Sistema would enable us to recover any loss we may incur under the guarantee.

Obligations under derivative contracts

        In July 2006, we acquired a 74.99% controlling stake in Dagtelecom, GSM-900 mobile services provider in the Republic of Dagestan, a region in southern Russia. In conjunction with this acquisition, we entered into a put and call option agreement to buy the remaining stake at fair market value within an exercise period commencing from September 1, 2009 and ending in July 2021 for the put option, and from 2009 to 2010 for the call option. The fair values of the option was $nil at December 31, 2008. In January 2009, we received a put notice from the holder of the minority stake in Dagtelecom and, therefore, subsequently acquired the remaining stake. See Notes 3 and 23 to our audited consolidated financial statements.

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom CJSC, a wireless telecommunication operator in Armenia. In connection with this acquisition, we also entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010. The exercise price will be determined by an independent investment bank at the date the option is exercised. The option is valid until July 2012. The option was accounted for at fair value, which was $nil at December 31, 2008. See Note 3 to our audited consolidated financial statements.

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

        In October 2008, we entered into two interest rate swap agreements with HSBC Bank. We agreed to pay a variable interest of LIBOR and receive a fixed rate of 3.67% on $88.7 million for the period from September 30, 2008 to September 30, 2014. Additionally, we agreed to pay a fixed rate of 3.73% and receive a variable interest of LIBOR on $81.3 million for the period from November 24, 2008 to May 27, 2014.

        As of December 31, 2008, we recorded a liability of $20.9 million in relation to the above hedge contracts in the accompanying consolidated balance sheet and loss of $16.7 million, net of tax of $4.2 million, to other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements.

        These instruments qualified as a cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2008, the outstanding hedges were effective. Approximately $4.3 million of net loss is expected to be reclassified in net income during the next twelve months. See also Note 11 to our audited consolidated financial statements.

        In December 2005, our wholly-owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call options were recorded at fair value, which approximated $nil at December 31, 2005 in the consolidated balance sheet. At December 31, 2007 and December 31, 2008, a liability of $170.0 million was recorded in our audited consolidated financial statements in connection with this option. See Note 21 to our audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2008:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	$1,181,039	$2,095,877	$695,670	$96,949	$4,069,535
Interest Payments(2)	310,258	264,976	34,440	2,419	612,093
Capital Lease Obligations	3,029	2,073	907	—	6,009
Operating Lease Obligations	221,865	78,040	28,759	50,898	379,562
Purchase Obligations(3)	433,810	884,220	1,238	—	1,319,268
Uncertain income tax position	8,000	—	—	—	8,000

Total	2,468,502	3,014,685	761,014	150,266	6,394,467

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2008, scheduled maturities for the debt and interest rates effective as of December 31, 2008.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, costs related thereto, inventory and services. The amount also includes (a) our capital commitments of $400.7 million as of December 31, 2008 mainly for acquisition of property, plant and equipment, and intangible assets and (b) our commitments under the agreement with Apple Sales International to buy certain quantities of iPhone handsets over a three-year period (i.e., in the years ended December 31, 2009, 2010 and 2011) for the aggregate amount of $847.9 million (based on list prices as of December 31, 2008). We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management Key Biographies

        Our directors and executive officers, and their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Vitaliy G. Saveliev	1954	Chairman of the Board, Non-Executive Director
Sergei A. Drozdov	1970	Vice Chairman of the Board, Non-Executive Director
Anton V. Abugov	1976	Non-Executive Director
Alexei N. Buyanov	1969	Non-Executive Director
Daniel E. Crawford(1)(2)	1939	Non-Executive Independent Director
Mohanbir S. Gyani(1)(2)	1951	Non-Executive Independent Director
Paul J. Ostling(1)(2)	1948	Non-Executive Independent Director
Tatiana V. Yevtoushenkova	1976	Non-Executive Director
Mikhail V. Shamolin(3)	1970	Executive Director, President and Chief Executive Officer
Alexey V. Kornya(3)(4)	1975	Acting Vice President—Chief Financial Officer
Dr. Yury A. Gromakov	1946	Vice President—Technology Development
Andrei E. Ushatsky(3)	1974	Vice President—Chief Technology Officer
Valery V. Shorzhin(3)	1963	Director—Information Technology
Andrei B. Terebenin(3)(4)	1962	Vice President—Corporate Communications
Pavel D. Belik(3)	1966	Vice President—Corporate Security
Mikhail Y. Gerchuk(3)	1972	Vice President—Chief Commercial Officer
Alexander V. Popovskiy(3)	1977	General Director—MTS-Russia
Andrey A. Dubovskov(3)	1966	General Director—MTS-Ukraine
Sergey B. Nikonov(3)	1960	Vice President—Human Resources and Administration
Oleg Y. Raspopov(3)	1966	Vice President—Director of MTS Foreign Subsidiaries Business Unit
Dr. Michael Hecker(3)	1970	Vice President—Strategy and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Chief Legal Officer, Corporate and Legal

(1)
Member of Audit Committee.

(2)
Member of the Remuneration and Appointments Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Vitaliy G. Saveliev has served as Chairman of our Board of Directors since February 2008. Since 2007, Mr. Saveliev has served as First Vice President of Sistema, Head of the Telecommunication Assets Management Division. In addition, Mr. Saveliev serves as Chairman of the Boards of Directors of Comstar UTS, Sky Link, Sistema Mass Media and Shyam Telelink and on the Board of Directors of Scientific and Technical Enterprise Intellect-Telecom, Svyazinvest and MBRD, all of which are Sistema-affiliated companies. Mr. Saveliev served as Deputy Minister of Economic Development and Trade from 2004 to 2007. From 2002 to 2004, he was the Vice President of Gros and Finance and the IT-Technologies Advisor to the General Director of Svyazinvest.

        Sergey A. Drozdov has served as Vice Chairman of our Board of Directors since October 3, 2008. He also served as one of our Directors from June 2007 to June 2008. Mr. Drozdov serves on the Board of Directors of Sistema and various Sistema-affiliated companies, including, among others, Reestr, MEDSI, Detsky Mir-Center, Sky Link, VAO Intourist and Sistema Hals. Since April 2005, Mr. Drozdov has served as Senior Vice President and Chief of the 112 Property Department at Sistema. From 2002 to 2005, Mr. Drozdov was a Director and First Vice President of Sistema and, from 1998 to 2002, he served as Vice President, Acting President and First Vice President of Sistema-Invest. He also managed the Department of Development and Investments at Sistema from 1995 to 1998.

        Anton V. Abugov has served as one of our Directors since June 2008. In addition, Mr. Abugov serves as Chairman of the Boards of Directors of Detsky Mir-Center and RWS and on the boards of directors of other Sistema-affiliated companies, including, among others, Sky Link, VAO Intourist, Binnofarm, Sistema Mass-Media and Sistema-Hals. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. From 1995 to 2002, he worked for the United Financial Group (UFG) in different positions, including head of corporate finance from 1999 to 2002.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and served as Chairman of our Board of Directors from June 2007 until February 2008. Mr. Buyanov has served as Senior Vice President of Sistema and Chief of the Finance & Investments Department since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the Board of Directors of various other companies affiliated with Sistema, including Sistema-Telecom, AKB MBRR, Sistema-Hals, Detsky Mir-Center and others.

        Daniel E. Crawford has served as one of our Directors since October 3, 2008. Mr. Crawford has served in senior level positions at various telecommunications companies for almost three decades. From 2004 to 2006, he served as International and Wholesale President at MCI. Between 1998 and 2004, Mr. Crawford was the Chairman of the Board of Directors at Embratel Participacoes, the holding company that controls Embratel, Brazil's premier national telecommunications company. He has previously served as the Chairman of the Board of Directors at Star One, Chief Operating Officer and member of the Board of Directors at Avantel, S.A. and President of various divisions at MCI.

        Mohanbir S. Gyani has served as one of our Directors since June 2007. Mr. Gyani also serves on the board of directors of Keynote Systems, Safeway, Sirf Technology and Union Banc of California, and is a member of the board of directors of various private firms and not-for-profit organizations. From 2001 to 2003, Mr. Gyani served as a member of the board of directors of the GSM Association and from 2000 to 2003 of the Cellular Telecommunications and Internet Association. He also currently serves as the Vice Chairman of, and was the former Chief Executive Officer and Chairman of the Board of Directors of, Roamware, Inc., a services provider for wireless operators. From 2003 to 2005, Mr. Gyani served as the Senior Advisor to the Chairman and Chief Executive Officer responsible for strategy, business development and operations at AT&T Wireless Group. From 2000 to 2003, he served as the President and Chief Executive Officer of AT&T Wireless Mobile Services and has approximately 30 years of experience in the telecommunications and wireless industry.

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

        Tatiana V. Yevtoushenkova has served as one of our Directors since June 2007. Ms. Yevtoushenkova currently serves as an Advisor to the President of Sberbank. From September 2007 to August 2008, she also served as an Advisor to our President, and from October 2002 to August 2007, she served as our Vice President—Strategy and Corporate Development. From December 1999 to October 2002, Ms. Yevtoushenkova served as the Director of the Investment Department at Sistema

Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom, she worked in the investment banking division of Salomon Smith Barney. Ms. Yevtoushenkova is the daughter of Vladimir P. Yevtoushenkov, the controlling shareholder and Chairman of the Board of Sistema.

        Mikhail V. Shamolin has served as our President and Chief Executive Officer since May 30, 2008 and as one of our Directors since October 2008. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, Mr. Shamolin served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co. Mr. Shamolin has served on the board of the GSM Association since July 2008.

        Alexey V. Kornya has served as our Acting Vice President and Chief Financial Officer since August 21, 2008. From March 2007 he has served as our Chief Financial Controller. He served as our Business Planning Director from October 2004 to March 2007 and as Chief Financial Officer of our Urals macro-region from July 2004 to October 2004.

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

        Andrei E. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Valery V. Shorzhin has served as our Director—Information Technology since July 2008. Prior to joining us, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 2003 to 2006, he held various information technology management positions at Sovintel.

        Andrei B. Terebenin has served as our Vice President—Corporate Communications since January 2006. Prior to joining us, Mr. Terebenin served as the General Director of R.I.M. Porter Novelli, a leading public relations network agency from 1999 to 2005. From 1991 to 1999, he held various management positions at AIG Russia, Dun & Bradstreet CIS and the financial magazine "Economica & Zhizn".

        Pavel D. Belik has served as our Vice President—Corporate Security since October 2005. From February 2005 to October 2005, Mr. Belik served as our Director of Security in the Moscow macro-region. Prior to joining us, Mr. Belik served in the Federal Security Service of the Russian Federation for more than 20 years.

        Mikhail Y. Gerchuk has served as our Vice President—Chief Commercial Officer since December 2008. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, prior to that, as Category Marketing Manager at Pepsi-Cola and Brand Manager at Mars Inc.

        Aleksander V. Popovskiy has served as the Director of MTS Russia Business Unit since August 2008. From June 2007 to August 2008, Mr. Popovskiy served as the head of the South macro-region,

and from July 2004 to June 2007, he served as the head of the Volga North-West macro-region. He joined us in April 2001 as director of operations in the town of Kirov.

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

        Oleg Y. Raspopov has served as our Vice President—Director of MTS Foreign Subsidiaries Business Unit since May 2007. From June 2006 to May 2007, Mr. Raspopov served as the Head of the Extra Input Management Department. In 2004, he founded and managed the insurance brokerage house Energoprotection. From 2002 to 2004, Mr. Raspopov served as an Advisor to the Chief Financial Officer of RAO UES of Russia and as member of the board of directors of several companies affiliated with RAO UES, such as Ren-TV and LEADER Insurance Co. From 2001 to 2002, he worked as a lawyer at Gazpromenergoservice.

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

        Ruslan S. Ibragimov has served as our Vice President—Chief Legal Counsel since January 2008. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1997 to 2002, he served as Deputy Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Our directors were elected at the extraordinary general shareholders' meeting on October 3, 2008 and will serve until their terms expire at the next annual shareholders' meeting, which will take place before June 30, 2009. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

Executive Compensation

        Our officers and directors were paid during 2008 an aggregate amount of approximately $43.2 million for services in all capacities provided to us; this amount was comprised of $8.6 million in base salary and a $34.6 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

        Members of the Board of Directors who are not independent directors receive annual compensation of $250,000 (or $275,000 in the case of a director who serves as Chairman of the Board of Directors), provided that we meet certain financial performance targets. In the event of early termination of a director who is not an independent director, such director receives a pro rata share of the annual compensation based on the amount of time the director served on our board.

        Members of the Board of Directors who are independent directors receive annual compensation of $250,000 (or $275,000 in the case of an independent director who serves as Chairman of the Board of Directors). Independent directors are also entitled to receive a bonus of up to $200,000 based on our financial performance. In the event of early termination of an independent director, such director may be entitled to receive a pro rata share of the annual compensation and bonus amount based on the amount of time the director served on our board.

        Members of the Audit Committee, Remuneration and Appointments Committee and Budget Committee receive additional annual compensation of $15,000, and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000. Members of all other board committees receive additional annual compensation of $5,000 and a director serving as Chairman of any other board committee receives additional annual compensation of $10,000.

        The aggregate amount of compensation received by an independent director (including annual compensation, bonus and an additional compensation for serving as a board committee member) should not exceed $500,000. In the event of early termination of an independent director, the director's aggregate amount of compensation should not exceed the pro rata share of the amount of $500,000 based on the amount of time the director served on our board.

        We provide our directors with professional liability insurance and reimburse them for expenses incurred in connection with their attendance at Board meetings based on actual costs incurred, not to exceed $10,000 per month in the case of directors who are not independent directors. Our independent directors are entitled to full reimbursement of actual costs incurred, provided these are reasonable.

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

        In August 2005, pursuant to option agreements, we granted options in respect of 699,705 shares of our common stock to our board members and 1,078,989 shares of our common stock to our key employees. These options had an exercise price of $6.89 per share, which represented the 100-day average market price of the shares at the date of grant, and vested 23 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2006 annual shareholders' meeting. The stock option agreement for a key employee terminated for those employees who left us before July 15, 2007.

        In July 2007, board members and key employees purchased a total of 848,126 shares pursuant to the August 2005 option agreements and 968,313 shares were cancelled pursuant to the termination provisions described above.

        In June 2007, pursuant to option agreements, we granted options in respect of 700,000 shares of our common stock to our board members and 1,078,694 shares of our common stock to our key employees. These options had an exercise price of $6.31 per share, which represented the 100-day average market price of the shares at the date of grant, and vested in 12 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2008 annual shareholders' meeting. The stock option agreement for a key employee terminated if the employee left us before July 15, 2008.

        In July 2008, board members and key employees purchased a total of 1,397,256 shares pursuant to the June 2007 option agreements.

        Compensation costs under the above stock option plan of $3.1 million, $2.8 million and $1.7 million were recognized in our consolidated statements of operations during the years ended December 31, 2008, 2007 and 2006, respectively.

Employee Motivation and Retention Program Established in 2007

        In June 2007, our board of directors approved an employee motivation and retention program to provide deferred compensation to certain employees. The original program contemplated the award of phantom shares representing up to 3,600,000 ADSs for the program. The program was amended in April 2008 to increase the number of phantom shares available under the program from the initial 3,600,000 to 9,556,716 ADSs as well as to add a stock option component for up to 651,035 of our actual ADSs.

        As amended, the program provides that up to 420 top- and mid-level managers will be eligible to participate in the phantom share program. The phantom shares are expected to be awarded through 2011. Under the amended program, the phantom shares granted in 2008 and thereafter will vest only if, at the end of the vesting period we are among the top 20 mobile operators in the world and the top mobile operator in Russia and CIS, in each case in terms of revenue, and the cumulative percentage of our market capitalization growth since the grant date exceeds the pre-determined threshold of 15%. At the end of the vesting period, participants in the phantom share program will be entitled to a cash payment equal to the difference between the initial grant price and the price of phantom shares determined based on the average market share price during the hundred day period preceding the vesting date, multiplied by the number of phantom shares granted and adjusted by the ratio that reflects the actual market capitalization growth rate. The initial grant price is determined based on the average market ADS price during the hundred day period preceding the grant date.

        The amended program also contains a CEO stock option plan providing for the award to our chief executive officer of stock options for up to 651,035 of our ADSs. The award vesting period is up to two years from the grant date, contingent upon the continued employment of the chief executive officer with us. The award will vest only if, at the end of the vesting period, we are among the top 20 mobile operators in the world and the top mobile operator in Russia and CIS, in each case in terms of revenue, and the cumulative percentage of our market capitalization growth since the grant date exceeds the pre-determined threshold of 15%. The first tranch of 390,621 ADSs was granted in May 1, 2008 and then forfeited due to the resignation of the chief executive officer in May 29, 2008. The second tranch of 260,414 ADSs was granted in July 1, 2008 to our current chief executive officer. Stock options have an exercise price of $79.63 per ADS.

        Compensation costs under the CEO stock option plan of $0.4 million were recognized in our consolidated statements of operations during the year ended December 31, 2008.

        As of December 31, 2008, there is $1.8 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under the CEO stock option plan. This amount is expected to be recognized over a weighted-average period of 1.5 years.

        In 2007, we granted phantom shares to key employees representing 720,000 ADSs. These phantom shares have an exercise price of $56.79 per ADS, which represents the 100-day average market price of the ADS at the date of grant and will vest in 24 months from the date of the grant. The phantom option agreement for a key employee will terminate if the employee leaves us before July 1, 2009.

        The reversal of compensation cost accrued in 2007 under the 2007 phantom share program in the amount of $8.9 million was recognized in the consolidated statements of operations for the year ended December 31, 2008. Related deferred tax expense amounted to $1.8 million.

        The compensation cost under the 2007 phantom share program recognized in the consolidated statement of operations for the year ended December 31, 2007 amounted to $7.6 million and the related deferred tax benefit amounted to $1.8 million.

        In May and July 2008, we granted phantom shares to key employees representing 4,562,830 ADSs and 2,113,886 ADSs, respectively. The awards will vest in 14 and 24 months after the grant date contingent upon continuing employment with us and have the exercise price of $75.25 and $79.63 per ADS, respectively.

        The compensation cost under the 2008 phantom share program recognized in the consolidated statements of operations for the year ended December 31, 2008 amounted to $1.3 million, and the related deferred tax benefit amounted to $0.3 million.

        The liability of $0.9 million under the 2007 and 2008 phantom share program was included in other long-term liabilities in the consolidated balance sheet as of December 31, 2008.

        As of December 31, 2008, there was $3.1 million of total unrecognized compensation cost related to non-vested phantom shares. This amount is expected to be recognized over a weighted average period of 1.4 years.

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board currently consists of nine members. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once a month, though it may meet more often at its election. The members of our Board have entered into service contracts with us. Other than their entitlement to a pro rata share of their annual compensation and, in the case of independent directors, a pro rata share of their bonus, these contracts do not provide for benefits upon termination of their employment. See "—B. Compensation of Directors and Senior Management—Executive Compensation" for a description of the pro rata payments.

        In 2006, the Board of Directors approved the establishment of and guidelines for, two new Board Committees: Remuneration and Appointments Committee and the Committee for Corporate Conduct and Ethics. We established the Remuneration and Appointments Committee to develop proposals to be presented to the Board of Directors with respect to structuring remuneration and compensation levels for management executives. The Committee for Corporate Conduct and Ethics was established to maintain an effective corporate governance system and to further enhance the quality of corporate management.

        In 2007, the Board of Directors approved the establishment of, and guidelines for, the Strategy Committee. We established the Strategy Committee to improve the efficiency and performance of our

Board of Directors by considering and making recommendations to the Board of Directors on matters relating to our strategy.

Audit Committee

        Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Daniel Crawford, Mohanbir Gyani and Paul Ostling, all of whom are independent members of the Board of Directors. Mr. Ostling serves as Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; and resolving matters arising during the course of audits.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Appointments Committee

        Our Remuneration and Appointments Committee consists of three members appointed by the Board of Directors. The current members are Mohanbir Gyani, Daniel Crawford and Paul Ostling, who serves as Chairman of the Remuneration and Appointments Committee. The Remuneration and Appointments Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

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

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The Management Board can consist of up to 15 members with each member being nominated by the President and approved by the Board of Directors. The Management Board is formed for a period of time determined by the Board of Directors, but the duration of the Management Board's term cannot exceed that of the President, who is elected by the Board of Directors for a term of up to three years. The Chairman of the Management Board is the President. Currently, our Management Board consists of 13 members. See "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management."

Disclosure Committee

        In April 2007, we established a new advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. The Disclosure Committee can consist of up to nine members with each member being nominated by the President on an annual basis. The Chairman of the Disclosure Committee is the Vice President—Chief Legal Officer. Currently, our Disclosure Committee consists of seven members, three of whom are officers of the company.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Vassily V. Platoshin, who holds the position of Chief Accountant at Sistema;

  •
  Artem E. Popov, who holds the position of Executive Director of Financial Planning & Budget Department at Sistema; and

  •
  Mikhail V. Tokun, who holds the position of Head of Expertise and Methodology Division of Internal Control and Audit Department of Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2009.

Corporate Governance

        We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www.mtsgsm.com/information/corporate_governance/). See also "Item 16G. Corporate Governance."

D.    Employees

        At December 31, 2008, we had 26,343 employees. Of our 20,470 employees in Russia, we estimate that 570 were executives (including the President and other officers); 4,435 were technical and maintenance employees; 10,316 were sales, marketing and customer service staff; and 5,149 were administration and finance staff. Approximately 21.5% of these employees, or 4,397, worked in Moscow (including employees of our corporate headquarters).

        As of December 31, 2008, 2,941 of our employees worked in Ukraine. Of these employees, we estimate that 15 were executives; 1,069 were technical and maintenance employees; 1,288 were sales, marketing and customer service staff; and 569 were administration and finance staff.

        As of December 31, 2008, 1,283 of our employees worked in Uzbekistan. Of these employees, we estimate that 28 were executives; 414 were technical and maintenance employees; 489 were sales, marketing and customer service staff; and 352 were administration and finance staff.

        As of December 31, 2008, 489 of our employees worked in Turkmenistan. Of these employees, we estimate that 13 were executives; 54 were technical and maintenance employees; 298 were sales, marketing and customer service staff; and 124 were administration and finance staff.

        As of December 31, 2008, 1,160 of our employees worked in Armenia. Of these employees, we estimate that 9 were executives; 206 were technical and maintenance employees; 671 were sales, marketing and customer service staff; and 274 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2006, 2007 and 2008:

	At December 31,
	2006	2007	2008
Russia	20,210	19,369	20,470
Ukraine	2,771	3,066	2,941
Uzbekistan	967	1,071	1,283
Turkmenistan	177	297	489
Armenia	n/a	890	1,160

Total	24,125	24,693	26,343

        Our employees are not unionized. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        We believe that our directors, senior management and employees as of December 31, 2008 owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2009 by our current directors and executive officers.

	Beneficial ownership as of April 30, 2009
Directors and Executive officers	Number	%(1)
Mikhail V. Shamolin, Executive Director, President and Chief Executive Officer	174,890	0.00928%
Andrei B. Terebenin, Vice President—Corporate Communications	29,735	0.00158%
Alexander V. Popovskiy, General Director—MTS-Russia	20,717	0.00110%
Sergey B. Nikonov, Vice President—Human Resources and Administration	19,982	0.00106%
Ruslan S. Ibragimov, Vice President—Chief Legal Officer, Corporate and Legal	19,824	0.00105%
Pavel D. Belik, Vice President—Corporate Security	13,916	0.00074%
Andrey A. Dubovskov, General Director—MTS-Ukraine	11,650	0.00062%
All Directors and Executive Officers as a Group	290,714	0.01542%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,885,052,800 ordinary shares outstanding as of April 30, 2009.

        See also "—B. Compensation" for a description of our stock bonus, stock option and phantom share programs.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of April 30, 2009, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 30, 2009
Name	Number	Percentage
Sistema(1)	636,224,752	33.7%
Sistema Holding Limited	193,750,980	10.3%
Invest-Svyaz(2)	160,247,802	8.5%
VAST(3)	60,219,432	3.2%
ING Bank (Eurasia) ZAO(4)	790,525,036	41.9%
Other Public Float (including our directors and executive officers)(5)	44,084,798	2.4%

Total(6)	1,885,052,800	100.0%

(1)
Vladimir P. Yevtoushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Yevtoushenkov is also the chairman of the board of directors of Sistema.

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

(6)
Our wholly-owned subsidiary, Mobile TeleSystems LLC, owns 2,515,747 of our shares in connection with our Management Stock Bonus and Stock Option Plan as of April 30, 2009. During the years ended December 31, 2006, 2007 and sixteen months period ended May 1 2009, our wholly-owned subsidiary MTS-Bermuda Ltd. repurchased 11,161,000, 17,402,835 and 39,431,500 of our shares in the form of ADSs, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of 11.1 billion rubles ($446.3 million as of the date of repurchase). These shares are excluded from the total number of shares presented here.

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

        During the years ended December 31, 2006, 2007 and 2008, we repurchased 11,161,000, 17,402,835 and 77,193,757 of our shares for total consideration of $110.0 million, $254.4 million and $1,059.8 million, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. As of April 30, 2009, we held a total of 108,273,338 shares, of which approximately 62.8% are held in form of ADSs. These transactions increased Sistema's effective ownership in us from 52.8% at December 31, 2005 to 53.1% at December 31, 2006, 53.6% at December 31, 2007 and 55.7% at December 31, 2008.

        As of April 30, 2009, the total number of ADSs outstanding (including ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd.) was 155,479,301, representing underlying ownership of 777,396,505 shares, or approximately 41.2% of our outstanding common stock. Of these ADSs, approximately 51.0% were held by U.S. investors as of April 30, 2009. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Moscow Bank of Reconstruction and Development (MBRD)

        We maintain certain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of December 31, 2008 and 2007, we had cash positions at MBRD in the amount of $211.5 million and $321.7 million in current accounts, respectively. Deposit accounts at MBRD amounted to $149.2 million and $265.0 million as of December 31, 2008 and 2007, respectively. Deposit accounts at MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $45.0 million and $15.0 million as of December 31, 2008 and 2007, respectively, which are classified as short-term investments in our audited consolidated financial statements. The interest accrued on the deposits for the years ended December 31, 2008, 2007 and 2006, amounted to $21.1 million, $18.9 million and $4.8 million, respectively, and was included as a component of interest income in our audited consolidated financial statements.

Maxima Advertising Agency (Maxima)

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we paid Maxima $135.8 million, $127.7 million and $117.8 million for services provided in the years ended December 31, 2008, 2007 and 2006, respectively.

Mediaplanning

        We have contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we paid Mediaplanning $82.0 million, $48.8 million and $45.1 million for services provided in the years ended December 31, 2008, 2007 and 2006, respectively.

Kvazar-Micro.ru (Kvazar)

        We have several agreements for the supply of software, equipment and software implementation services, including integration services with respect to Oracle applications, with Kvazar, a subsidiary of Sistema. Pursuant to these agreements, Kvazar provided various software, IT equipment and related services to us in the years ended December 31, 2008, 2007 and 2006 for which we paid approximately $157.0 million, $120.2 million and $52.1 million, respectively. Commencing in 2009, Kvazar operates under the new brand name "Sitronics Information Technologies".

Moscow City Telephone Network (MGTS)

        We have interconnect and line rental agreements with MGTS, a subsidiary of Sistema, and rent a cable plant from MGTS for the installation of optic-fiber cable. We also rent buildings for administrative offices as well as premises for switchboard and base station equipment. Interconnect, line rental and technical premises rental expenses for the years ended December 31, 2008, 2007 and

2006 amounted to $18.3 million, $16.3 million and $13.1 million, respectively. We received interconnect revenue from MGTS for the years ended December 31, 2008, 2007 and 2006 amounting to $32.5 million, $25.2 million and $7.9 million, respectively.

Comstar UTS

        We have interconnect, line and numbering capacity rental agreements with Comstar, Telmos and MTU-Inform, subsidiaries of Sistema. During the year ended December 31, 2007, Telmos and MTU-Inform merged with Comstar. Revenue under agreements with these entities for the years ended December 31, 2008, 2007 and 2006, amounted to $22.1 million, $10.0 million and $1.7 million, respectively. Interconnect and line rental expenses for the years ended December 31, 2008, 2007 and 2006 comprised $36.4 million, $34.8 million and $25.9 million, respectively.

Sitronics Telecom Solutions

        Sitronics Telecom Solutions Czech Republic and Sitronics Telecom Solutions Russia, formerly Strom Telecom and Mediatel, respectively, and Intracom Telecom are subsidiaries of Sistema. During the years ended December 31, 2008, 2007 and 2006, we purchased telecommunications equipment, billing systems (FORIS) and related services from these companies for approximately $142.8 million, $67.1 million and $231.2 million, respectively.

MTT

        During the years ended December 31, 2008, 2007 and 2006, we had interconnect and line rental agreements with MTT, a subsidiary of Sistema. Interconnect revenue for the years ended December 31, 2008, 2007 and 2006 amounted to $91.0 million, $62.0 million and $29.4 million, respectively. Interconnect expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $176.3 million, $83.1 million and $69.3 million, respectively.

Sitronics Smart Technologies (formerly SmartCards)

        During the years ended December 31, 2008, 2007 and 2006, we purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sistema, for approximately $39.6 million, $19.3 million and $37.0 million, respectively.

Sistema Telecom

        In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunication companies operating within the Sistema group, including us. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by us and paid in the years ended December 31, 2008, 2007 and 2006, amounted to $14.7 million, $14.5 million and $9.7 million, respectively.

City Hals

        During the years ended December 31, 2008, 2007 and 2006, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us amounting to approximately $13.8 million, $6.1 million and $5.2 million, respectively.

TS-Retail

        In November 2006, we established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of our retail operations. In December 2007, our stake in this company decreased from 100% to 25% following an increase in the share capital of TS-Retail by

$14.0 million, which was paid by us and certain other Sistema subsidiaries. As a result, we deconsolidated TS-Retail in December 2007 and account for this investment under the equity method. During the years ended December 31, 2008 and 2007, we granted loans to TS-Retail totaling $27.4 million at annual interest rates ranging from 11.0%-15.0% maturing in 2009-2010. The loans are guaranteed by Sistema.

        In addition, during the years ended December 31, 2008 and 2007, we entered into a number of agreements for the provision of dealer services and sale of handsets with TS-Retail. For the years ended December 31, 2008 and 2007, dealer commissions paid by us to TS Retail amounted to $4.4 million and $0.1 million, respectively, and sales of handsets by us to TS-Retail amounted to $1.5 million and $nil, respectively. As of December 31, 2008 and 2007, advances paid and accounts receivable from TS-Retail amounted to $12.2 million and $nil, respectively.

Sistema-Hals

        In October 2007, we entered into an agreement for the construction of an aerial system in the Moscow metro with Sistema-Hals, a subsidiary of Sistema. As of December 31, 2008, advances given to Sistema-Hals under this agreement amounted to $11.7 million, which was included into property, plant and equipment in our audited consolidated financial statements.

Coral/Sistema Strategic Fund

        In August 2007, we purchased an equity interest in a strategic fund organized by Sistema, as General Partner, in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of a limited partnership. As of December 31, 2008, we had $9.0 million invested in the fund and have committed to invest up to an additional to $26.3 million if called upon by the General Partner.

Other Transactions

Glaxen

        In April 2008, we granted a loan to Glaxen, a minority shareholder of our subsidiary Dagtelecom, at a 16.0% annual interest rate and maturing on August 1, 2009. As of December 31, 2008, the balance receivable under the loan agreement amounted to $12.2 million.

MTS Belarus

        In April 2008, we entered into a credit facility agreement with MTS Belarus. The facility, which terminated on March 15, 2009, allowed MTS Belarus to borrow up to $33.0 million at an interest rate of 10.0%. As of December 31, 2008, the balance outstanding under the facility was $2.1 million.

        We do not have the intent or ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements with them. See also Note 15 to our audited consolidated financial statements.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

8.A.1-3. See Item 18.

8.A.4-5. Not applicable.

8.A.7. Litigation

UMC

        On June 7, 2004, the Deputy General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the Deputy General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the Deputy General Prosecutor's claim.

        On August 26, 2004, the General Prosecutor's Office requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. On January 13, 2005, the Constitutional Court of Ukraine refused to initiate the constitutional proceedings arising from the request of the General Prosecutor's Office on the grounds that the request was incompatible with the requirements of the Ukrainian constitutional law, and that the issue as it was raised in the request did not fall within the jurisdiction of the Constitutional Court of Ukraine. This, however, does not prevent other persons having the right to apply to the Constitutional Court of Ukraine from challenging the constitutionality of provisions of the Ukrainian privatization law applicable to the sale by Ukrtelecom of the UMC shares.

Bitel

        In December 2005, our wholly owned subsidiary MTS Finance S.A., or MTS Finance, acquired a 51.0% stake in Tarino Limited, or Tarino, from Nomihold Securities Inc., or Nomihold, for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC, or Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. We appealed the decision of the Kyrgyz Supreme Court in 2006, but the court has not acted within the time period permitted for appeal. We subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities. In January 2007, the Prosecutor General informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in our audited annual consolidated financial statements for the year ended December 31, 2006.

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

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, we recognized a liability in the amount of $170.0 million in our audited annual consolidated financial statements with a corresponding charge to other non-operation expenses as of December 31, 2006 and for the year then ended.

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC, or Altimo, and Altimo Holdings & Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG companies appealed that ruling to the Isle of Man Staff of Government and the appeal hearing took place in late July 2008. On November 28, 2008, the appellate court ruled that the case should proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action attempted to appeal the Isle of Man Staff of Government decision by seeking leave to appeal to the Judicial Committee of the Privy Council, the court of final appeal for the Isle of Man. This request was denied and the defendants then sought permission to appeal from the Judicial Committee of the Privy Council itself, an application which remains pending. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that

KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

        For additional information, see Note 21 to our audited consolidated financial statements.

Euroset

        On April 20, 2009, we filed a lawsuit against Euroset Retail seeking RUR272.3 million ($8.2 million as of April 30, 2009) for breach of contract in relation to iPhone shipments. A preliminary hearing in this matter is scheduled for June 9, 2009. On April 24, 2009, we filed a lawsuit against Torgoviy Dom Euroset seeking recovery of RUR322.6 million ($9.7 million as of April 30, 2009) for collected subscriber payments not transferred to us in accordance with an agency contract. A preliminary hearing in this matter has not yet been scheduled.

        On April 21, 2009, Torgoviy Dom Euroset filed two claims against us, seeking (i) payment of RUR354.6 million ($10.7 million as of April 30, 2009) in dealer commission bonuses and (ii) payment of RUR144.5 million ($4.3 million as of April 30, 2009) in general dealer commissions. Preliminary hearings for these claims are scheduled for June 9, 2009 and July 7, 2009, respectively.

        All of the abovementioned claims were brought in the Moscow Arbitration Court.

        See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

Beta Link

        On February 25, 2009, we filed a lawsuit against Beta Link seeking recovery RUR840.7 million ($25.3 million as of April 30, 2009) for breach of a loan agreement. A preliminary hearing is scheduled for May 26, 2009.

        In March and April 2009, we filed three additional lawsuits against Beta Link seeking damages amounting in aggregate to RUR95.7 million (US$2.9 million as of April 30, 2009) for breach of three contracts in relation to iPhone shipments. Hearings for two of the claims are scheduled for June 11 and 23, 2009, respectively, and a preliminary hearing for one of the claims is scheduled for June 1, 2009, respectively.

        All of the abovementioned claims were brought in the Moscow Arbitration Court.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 21 to our audited consolidated financial statements.

Russia

        In September 2006, the Russian tax authorities audited our compliance with tax legislation for the years ended December 31, 2003 and 2004. Based on the results of this audit, the Russian tax authorities assessed 1,283.7 million rubles (approximately $43.7 million as of December 31, 2008) of additional taxes, penalties and fines. We challenged this assessment in the Moscow Arbitration Court. In February 2007, this court invalidated the largest part of the tax assessment in the amount of approximately 1,220.1 million rubles (approximately $41.5 million as of December 31, 2008). This ruling was upheld by higher courts, most recently, in May 2008 by the Federal Arbitration Court of the Moscow District. As of December 31, 2008, no provision in relation to the above tax audit was accrued in our audited consolidated financial statements or paid to tax authorities.

        In January 2008, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2005 and 2006. Based on the results of this audit, the Russian tax authorities assessed an additional amount of 1,130.0 million rubles (approximately $38.5 million as of December 31, 2008), including taxes, fines and penalties. As of December 31, 2008, we paid to the tax authorities the full amount assessed. However, we also filed a petition with the Federal Arbitration Court of the Moscow District seeking to invalidate part of the assessment in the amount of 1,026.1 million rubles (approximately $34.9 million as of December 31, 2008). In December 2008, the court ruled to partially invalidate the assessment in the amount of 981.5 million rubles (approximately $33.4 million as of December 31, 2008).

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2008, our and our Russian subsidiaries' tax declarations for the preceding three fiscal years were open for further review, assuming no resolution issued based on the results of tax audit of the years ended December 31, 2005 and 2006.

Ukraine

        There are regulatory uncertainties in Ukraine related to the treatment for VAT purposes of contributions payable to the Ukrainian State Pension Fund, or the Pension Fund, in respect of the cash paid for the consumption of telecommunication services by customers. The Ukrainian Law on VAT was amended in March 2005 and again in August 2005. Management believes that the version of the law that came in effect in August 2005 clearly exempts Pension Fund contributions from VAT. However, the wording of the law that was in effect from March 2005 to August 2005 may be interpreted by the tax authorities as requiring us to pay the VAT on such contributions.

        As a result of a state tax audit of UMC for the period from July 1, 2004 to April 1, 2007, the tax authorities assessed additional VAT charges (including penalties) calculated on the Pension Fund contributions in the amount of $7.5 million. UMC initiated a claim in respect of this assessment against the tax authorities and received a favorable ruling from the court, which was subsequently upheld on appeal by higher courts (most recently, by the Highest Administrative Court of Ukraine).

        Management believes that VAT was not applicable to the Pension Fund contributions and that UMC's position is consistent with industry practice. At December 31, 2008, no VAT charges in relation to the above litigation were accrued in our financial statements or paid to the tax authorities.

8.A.8. Dividend Distribution Policy

        On May 15, 2007, the Board of Directors approved a dividend policy, whereby we will aim to make dividend payments to our shareholders in the amount of at least 50% of our annual net income under U.S. GAAP. The dividend amount could vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, availability of external financing or refinancing as well as our debt position.

        On June 27, 2008, our shareholders approved cash dividends in the amount of $1,257.5 million (including dividends on treasury shares of $36.5 million). As of December 31, 2008, an amount of $0.6 million remained as dividends payable on our accounts.

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

B.    Significant Changes

Telefon.Ru

        In February 2009, we acquired a 100% stake in Narico Holdings Limited (Cyprus), the sole owner of Telefon.Ru, a large mobile retail chain in Russia, from Analog Holdings Limited and Delemont Investments Limited for cash consideration of $60.0 million. In accordance with sale and purchase agreement, an additional $25.0 million will be payable to the sellers within 12 to 18 months should Telefon.Ru satisfy certain performance criteria over this period.

Dagtelecom

        In February 2009, we purchased the remaining 25.01% stake in Dagtelecom from Glaxen for cash consideration of $41.6 million, increasing our ownership to 100%. The purchase was made following Glaxen's exercise of its put option. The purchase price was reduced by $12.2 million to offset the loan granted by MTS to Glaxen during the year ended December 31, 2008. In addition, following the review and assessment of Dagtelecom's performance during the period of joint ownership by MTS and Glaxen, we may potentially pay additional consideration to Glaxen of up to $10.0 million.

Eldorado

        In March 2009, we acquired a 100% stake in Eldorado Centr LLC and Eldorado Communications Store LLC for $22.85 million from Kilcherex Holdings Limited (Cyprus) and Tenteco Limited (Cyprus). Through these acquisitions, we acquired a 100% stake in the Eldorado mobile phone retail chain, which, as of January 1, 2009, operated 383 stores in 153 cities in Russia. Of the purchase price, $5.0 million will be paid 12 months after our acquisition should the retail chain satisfy certain performance criteria.

Refinancing

        On May 18, 2009, we signed a facility agreement to refinance the first tranche of our existing $1.33 billion syndicated loan facility in the amount of $630 million that was scheduled to mature in May 2009. We raised $295 million for facility A and €214.5 million for facility B to be followed by an additional tranche in the coming weeks as part of the new facility. The facility will mature in 2012 and will have an interest rate of LIBOR+6.5%.

Ruble bond

        On May 19, 2009, we completed an offering of a RUR 15 billion bond. The bond will mature in 2014. The interest rate was set at 16.75%, with coupons to be paid annually. Bond holders will have the right under a two-year put option to sell the bonds to us.

        See also Note 23 to our audited consolidated financial statements.

FAS Application Filed for Acquisition of Comstar UTS

        On May 22, 2009, we announced that we filed an application with FAS to receive approval for the acquisition of up to 100% of Comstar UTS. Because a potential transaction would involve related parties, our Board of Directors has established a Special Committee comprised of our three independent Directors to oversee the transaction process and decide whether to recommend the acquisition of Comstar UTS to the full Board of Directors. No decision has yet been made with respect to the size or structure of any potential transaction.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        Our ADS, each representing five ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on the Moscow Interbank Currency Exchange, or MICEX, since December 2003. Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the MICEX.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
April 2009	$37.80	$31.71	176.4 RUR	148.2 RUR
March 2009	$32.55	$21.68	150.6 RUR	122.9 RUR
February 2009	$26.42	$18.60	139.0 RUR	106.5 RUR
January 2009	$32.51	$20.88	122.5 RUR	104.8 RUR
December 2008	$32.74	$25.96	126.0 RUR	107.9 RUR
November 2008	$46.82	$21.67	160.5 RUR	92.9 RUR
October 2008	$53.96	$21.74	234.5 RUR	92.9 RUR
September 2008	$69.97	$52.74	263.0 RUR	180.1 RUR
August 2008	$73.19	$64.23	286.7 RUR	241.6 RUR
July 2008	$76.14	$66.87	280.3 RUR	254.6 RUR
June 2008	$88.11	$76.61	301.9 RUR	273.2 RUR
Quarterly High and Low
First Quarter 2009	$32.55	$18.60	150.6 RUR	104.8 RUR
Fourth Quarter 2008	$53.96	$21.67	234.5 RUR	92.9 RUR
Third Quarter 2008	$76.14	$52.74	286.7 RUR	180.1 RUR
Second Quarter 2008	$89.08	$70.52	308.0 RUR	273.2 RUR
First Quarter 2008	$101.90	$74.74	379.8 RUR	297.5 RUR
Fourth Quarter 2007	$102.12	$68.53	378.0 RUR	282.7 RUR
Third Quarter 2007	$71.90	$56.04	289.6 RUR	246.8 RUR
Second Quarter 2007	$61.22	$52.90	263.3 RUR	233.5 RUR
First Quarter 2007	$57.59	$45.81	258.8 RUR	217.7 RUR
Fourth Quarter 2006	$50.48	$37.50	227.7 RUR	184.3 RUR
Third Quarter 2006	$40.72	$28.20	202.7 RUR	150.9 RUR
Second Quarter 2006	$35.14	$26.22	189.8 RUR	139.2 RUR
First Quarter 2006	$38.96	$33.03	209.5 RUR	184.5 RUR
Annual High and Low
2008	$101.90	$21.67	379.8 RUR	92.9 RUR
2007	$102.12	$45.81	378.0 RUR	217.7 RUR
2006	$50.48	$26.22	227.7 RUR	139.2 RUR
2005(1)	$41.19	$31.15	228.7 RUR	179.0 RUR
2004	$155.90	$83.00	—	—

(1)
Effective January 3, 2005, the ADS ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

C.    Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. ADSs, each representing five shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since June 30, 2000. Our ADSs are also traded on the London Stock Exchange under the symbol "MBLD," and on the Frankfurt Stock Exchange under the symbol "MKY." Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange. Our ruble-denominated notes are listed on Moscow Interbank Currency Exchange.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network on our license territories.

        We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 1027700149124.

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,993,326,138 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 103,649,654 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of December 31, 2008, we had 37,762,257 treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors. Our wholly owned subsidiary, Mobile TeleSystems LLC, owns 2,515,747 of our shares, which it purchased in connection with our Management Stock Bonus and Stock Option Plan as of December 31, 2008. During the years ended December 31, 2006, 2007 and 2008, our wholly-owned subsidiary MTS-Bermuda Ltd. repurchased 11,161,000, 17,402,835 and 39,431,500 of our shares in the form of ADSs, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. In our consolidated financial statements prepared under U.S. GAAP, these shares and shares held by all of our other subsidiaries are considered treasury shares (i.e., they are considered not outstanding).

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

  •
  freely transfer the shares without our consent and the consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders' meetings and vote on all matters within shareholders' competence;

  •
  transfer voting rights to a representative on the basis of a power of attorney;

  •
  participate in the election and dismissal of members of the board of directors and review commission;

  •
  exercise its pre-emptive right in certain circumstances, as determined by the Joint Stock Companies Law;

  •
  if holding, alone or with other holders, 1% or more of the voting shares, file a lawsuit against a member of the Board of Directors or member of any executive body of the company (including the company's chief executive officer and/or the company's managing organization) to reimburse damages suffered by the company as the result of their fault;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 100 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the counting commission, the review commission and for company president and management board;

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

  •
  any reorganization;

  •
  the conclusion of a major transaction, as defined under Russian law (i.e., involving assets having value of more than 50% of the balance sheet value of the assets calculated under Russian Accounting Standards, or RAS); and

  •
  any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights;

  •
  upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

  •
  have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents and minutes of the management board meetings; and

  •
  exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meeting approved in accordance with its competence.

Preemptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their pre-emptive right to purchase shares and the period during which shareholders can exercise their pre-emptive rights. Such period may not be less than 20 or, under certain circumstances, 45 days. We cannot sell the shares or securities convertible into shares which are subject to the pre-emptive rights during this period.

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors and approved by the shareholders by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders' meeting; and a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends shall be paid up until the end of the year in which the decision to make the payment has been adopted, unless the shareholders' decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meetings—Notice and Participation" below.

        The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under RAS as long as the following conditions have been met:

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

  •
  employees and authors of intellectual property;

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

        We may increase our charter capital by:

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

        The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value. The price of newly issued shares for existing shareholders exercising their pre-emptive right to purchase shares could be less than the price paid by third parties, but not less than 90% of the price paid by third parties. Fees paid to intermediaries may not exceed 10% of the shares placement price. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the Federal Service for Financial Markets, or the FSFM;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the nominal value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication or receipt of our notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        Our subsidiaries are not restricted from purchasing our shares, and our subsidiaries can vote these shares.

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law (i.e., involving assets having value of more than 50% of the balance sheet value of the assets calculated under RAS); or

  •
  amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights.

        We may spend up to 10% of our net assets calculated under RAS on the date of the adoption of the decision which gives rise to a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis. Repurchase of the shares is at a price agreed on by the board of directors, but shall not be less than the market price.

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

Disclosure of Information

        Russian securities regulations require us to make the following periodic public disclosures and filings:

  •
  filing with the FSFM and posting on our website quarterly reports, containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business;

  •
  filing with the FSFM and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder and certain board of directors' resolutions;

  •
  disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

  •
  disclosing our charter and internal corporate governance documents on our website;

  •
  disclosing our annual report and annual financial statements prepared in accordance with RAS;

  •
  filing with the FSFM and posting on our website on a quarterly basis a list of our affiliated companies and individuals; and

  •
  other information as required by applicable Russian securities legislation.

General Shareholders' Meetings

Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the power to decide are:

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

  •
  issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock; or

  •
  reduction of the charter capital through reduction of the nominal value of shares.

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

        The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or a decision of the shareholders' meeting. Our charter provides that our board of directors consists of at least seven members, which number may be increased pursuant to a decision of the general meeting of shareholders. Currently, our board of directors consists of nine members.

        The Joint Stock Companies Law prohibits a board of directors from acting on issues that fall within the competence of the general shareholders' meeting. Our board of directors has the power to perform the general management of the company, and to decide, among others, the following issues:

  •
  determination of our business priorities;

  •
  approval of our annual plans, including financial plans;

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

  •
  appointment and removal of our President and the members of our management board;

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

        Our internal regulation "On the Board of Directors of OJSC Mobile TeleSystems," or the Regulation, was approved by the annual shareholders' meeting on October 3, 2008. In accordance with clause 2.2 of the Regulation, the members of the board of directors have the right to:

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

        In accordance with clause 2.3 of the Regulation, the members of the board of directors must:

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

  •
  restrain from actions, which could lead to a conflict between their personal and our interests; and

  •
  perform other responsibilities as provided by our charter and the Regulation.

Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company (including the company's chief executive office and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters and/or their affiliates, is/are:

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

        Approval by a majority of shareholders who are not interested in the transaction is required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under RAS;

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

  •
  merger transactions; or

  •
  the transactions that are mandatory for the company pursuant to Russian law and must be concluded on the basis of fixed prices and tariffs adopted by a competent state body.

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under RAS, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders' meeting.

Change in Control

Anti-takeover Protection

        Russian legislation requires the following:

  •
  A person intending to acquire more than 30% of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

  •
  A person that has acquired more than 30% of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the FSFM as described below, if the shares are publicly traded, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% (or 50% and 75% in cases referred to in the next sentence) of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's issued ordinary shares and voting preferred shares.

  •
  A person that as a result of an offer described in either of the preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company's ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at the price determined in the manner described in the preceding paragraph but not less than the highest price of the preceding acquisitions by the offeror.

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

Approval of the Federal Antimonopoly Service

        Pursuant to the Federal Law on Competition, the Federal Antimonopoly Service must approve in advance acquisitions of voting capital stock of a joint stock company involving (1) companies with a combined value of assets or combined annual revenues under RAS exceeding a certain threshold, or (2) companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount.

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law, investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation, or a Strategic Company, require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, or the Governmental Commission, which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and the Federal Antimonopoly Service, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (participants') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a Strategic Company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company.

        Furthermore, if a foreign entity or group of entities holding securities of a Strategic Company or other entity that exercises control over this company becomes a direct or indirect holder of voting shares in an amount that is considered to give it direct or indirect control over this company in accordance with the Strategic Foreign Investment Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back of its shares by the relevant company), then such entity or group of entities will have to apply for state approval of its control within three months after it received such control.

        In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies.

        On April 8, 2009, MTS OJSC and two of our subsidiaries, Dagtelecom LLC and Sibintertelecom CJSC, were added to the register of companies occupying a dominant position on the market with a market share exceeding 25% for the purpose of the Strategic Foreign Investment Law.

        See also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders."

Disclosure of Ownership

        Under Russian law, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the outstanding common shares of the company.

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

C.    Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Syndicated Loans and Credit Facilities

        On December 30, 2008 we entered into a credit agreement with Gazprombank for €300.0 million with an interest rate of 12.0% per annum. Under the agreement, we will also pay a commission of 2% per annum on the outstanding amount of the facility on a monthly basis. Gazprombank is entitled to revise the interest rate at any time during the term of the agreement. The loan is repayable in three equal installments in December 2009, December 2010 and June 2011, respectively. The loan is subject to certain covenants and restrictions including, inter alia, a prohibition on using the proceeds for refinancing or stock repurchases. We believe that as of December 31, 2008, we were in compliance with all existing covenants. As of December 31, 2008, the balance outstanding under the loan was $423.2 million.

        On December 23, 2008, we signed a credit facility agreement with European Bank for Reconstruction and Development, or EBRD, for €225.0 million. The funds will be used to finance our investing activities in Russia, Uzbekistan and Turkmenistan. The facility will be available to us in the period from March 1, 2009 to December 31, 2009 in two tranches of €115.0 million and €110.0 million bearing interest of EURIBOR +6.1% and EURIBOR +5.9%, respectively. The margin for the facility can be increased at the sole discretion of EBRD. Pursuant to the loan agreement, we will pay a commitment fee equal to 1.5% per annum on the amount of each tranche that has not been disbursed to us or cancelled, as well as an upfront fee in an amount equal to 1.65% of the aggregate principal amount of the first tranche and up to 1.65% of the aggregate principal amount of the second tranche. The first tranche of the facility will be repayable on a biannual basis in equal installments over seven years and the second tranche will be repayable on a biannual basis in equal installments over five years. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of certain of our properties and assets to another person. As of December 31, 2008, the balance outstanding under the loan was $nil.

        On August 1, 2008, we entered into a credit facility agreement with Skandinaviska Enskilda Banken AB for up to $270.3 million. We used these funds to acquire telecommunication equipment from Ericsson AB. The facility bears interest of LIBOR +0.225% per annum. A management fee of $0.5 million was paid in accordance with the agreement and capitalized. The commitment fee is 0.0625%, calculated on a daily basis on such portion of the total commitments not yet distributed. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of certain of our properties and assets to another person. We believe that as of December 31, 2008, we were in compliance with all existing covenants. The facility is repayable on a biannual basis in equal installments over nine years. As of December 31, 2008, the balance outstanding under the credit facility was $159.0 million.

        On April 21, 2006, we signed a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking

Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We used the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures on May 20, 2009. The second tranche matures in April 2011, bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April 2008. In addition, we paid an arrangement fee of 0.10% of the original loan facility amount and are obligated to pay an agency fee in the amount of $0.05 million each year for the term of the loan facility. We also pay a commitment fee each year for the duration of the loan facility in the amount of 0.40% on the undrawn portion. The debt issuance costs in the amount of $13.4 million were capitalized. As of December 31, 2008, the outstanding balance under the loan was $1,168.5 million. The syndicated loan facility is subject to certain restrictive covenants including, but not limited to, certain financial ratios. We believe that as of December 31, 2008, we were in compliance with all existing covenants.

Notes Indentures and Guarantees

Eurobonds

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

        If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. We believe that we were in compliance with all restrictive covenant provisions as of December 31, 2008.

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

Ruble Bonds

        In 2008, we undertook three ruble bond offerings pursuant to a prospectus and decision on issuance dated December 29, 2007.

        The first offering of RUR10.0 billion notes (equivalent to $423.9 million as of the date of the transaction) was completed on June 24, 2008. We are required to make interest payments on the notes semi-annually in arrears in December and June of each year, commencing on December 23, 2008. The notes carry a coupon of 8.70% per annum during the two years ending June 22, 2010. Sequential coupons will be set by us. The notes mature on June 12, 2018. As of December 31, 2008, the notes payable balance for this issue amounted to $291.6 million. In December 2008, we performed several transactions with respect to the notes, as described in Note 11 to our audited consolidated financial statements.

        The second offering of RUR10.0 billion notes (equivalent to $371.5 million as of the date of the transaction) was completed on October 23, 2008. Of the notes issued, RUR2.5 billion (equivalent to $92.8 million as of the date of transaction) were purchased in the initial placement by our wholly-owned subsidiary, Bastion LLC. We are required to make interest payments on the notes semi-annually in arrears in April and October of each year, commencing on April 23, 2009. The notes carry a coupon of 14.01% per annum during the eighteen month period ending April 22, 2010. Sequential coupons will be set by us. The notes mature on October 17, 2013. As of December 31, 2008, the notes payable balance for this issue amounted to $255.3 million.

        The third offering of RUR10.0 billion notes (equivalent to $365.6 million as of the date of the transaction) was completed on October 28, 2008. Of the notes issued, RUR2.5 billion (equivalent to $91.4 million as of the date of transaction) were purchased in the initial placement by our wholly-

owned subsidiary, Bastion LLC. We are required to make interest payments on the notes semi-annually in arrears in April and October of each year, commencing on April 28, 2009. The notes carry a coupon of 14.01% per annum during the eighteen month period ending April 27, 2010. Sequential coupons will be set by us. The notes mature on October 20, 2015. As of December 31, 2008, the notes payable balance for this issue amounted to $255.3 million.

        Each of the three ruble-denominated bonds is listed on MICEX and is fully and unconditionally guaranteed by MTS-Capital LLC. In addition, each series of notes is subject to a put option in 2010 following the expiration of the initial coupon and the announcement by us of the new coupon. The proceeds from the three offerings were primarily used for general corporate purposes, including dividend payments, capital expenditures and repayment of existing indebtedness.

        The decision on issuance governing the notes contains certain covenants that, inter alia, limit our ability to delist the notes from MICEX and delay the coupon payments. If we fail to meet the covenants contained in the decision on issuance governing our ruble-denominated notes, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. We believe that we were in compliance with all restrictive covenant provisions as of December 31, 2008.

D.    Exchange Controls

        The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004 sets forth certain restrictions on settlements between residents of Russia with respect to operations involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

        Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing).

Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999 specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

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

E.    Taxation

Certain Russian Tax Consequences

        The following discussion describes the material Russian corporate income tax and personal income tax consequences to you if you are a U.S. holder of ADSs and a resident of the United States for purposes of the United States–Russia income tax treaty and are fully eligible for benefits under the United States–Russia income tax treaty. Subject to certain provisions of the United States–Russia income tax treaty relating to limitations on benefits, a U.S. resident under the treaty is generally defined as a person liable, under the laws of the United States, to U.S. tax (other than taxes with respect to only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income). The treaty provides for a procedure to resolve matters where a resident of the United States qualifies as a Russian tax resident under Russian domestic rules. The treaty also provides for the non-application of treaty benefits to certain types of entities.

        Additionally, the benefits under the United States–Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States–Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States–Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

        Treaty benefits may be potentially available to U.S. tax residents that are not subject to limitations on treaty benefits under the treaty, do not operate through a permanent establishment in Russia and are foreign legal entities (i.e., a legal entity or organization in each case not organized under Russian law) or individuals not considered Russian tax residents under Russian law. Under current Russian law, the Russian tax residency for individuals is generally determined based on the number of days a person spends in Russia in a 12-month period. While the current version of the law specifies that an individual present in Russia for an aggregate period of 183 days in any consecutive 12-month period will be considered as a tax resident, exactly how to apply the 12-month rule is the subject of debate and is not entirely clear. The Ministry of Finance of the Russian Federation has issued several letters implying that the final tax status of an individual taxpayer shall still be defined for a whole calendar year by counting the days spent in Russia within the relevant calendar year. Accordingly, the approach used, in practice, to determine the tax residence of an individual for a given tax year (calendar year) remains the same as under the previous legislation i.e., to be considered a Russian tax resident, the taxpayer should spend at least 183 days in Russia in a calendar year.

        The following discussion is based on:

  •
  Russian tax legislation; and

  •
  the United States–Russia income tax treaty (and judicial and administrative interpretations thereof by the Russian authorities);

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

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential Russian corporate income and personal income tax consequences to you of ownership of ADSs. We urge you to consult your own tax adviser regarding the specific Russian tax consequences of the ownership and disposition of ADSs under your own particular factual circumstances.

Specific uncertainties associated with the tax treatment of ADS holders

        The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In a number of clarifications, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of income from the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if the tax treaty residence of the holder is duly confirmed. It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States–Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

        If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of income from the underlying shares, then the benefits discussed below regarding the United States–Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States–Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. See also "—United States–Russia Income Tax Treaty Procedures."

        Notwithstanding the foregoing, treaty relief may not be available to U.S. holders of ADSs. In a number of clarifications, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying ordinary shares, provided that the tax residencies of the ADS holders are duly confirmed and information on the number of shares and data on the beneficiaries is available in the appropriate form. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of tax treaty beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts would ultimately treat the ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all ADS holders and submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each holder.

        Therefore, with respect to legal entities or organizations who are U.S. holders, we may be obligated to withhold income tax at a rate of 15% from dividend payments made to the depositary, unless prior to making such dividend payments to the depositary, we are provided with confirmation that U.S. holders are beneficial owners of dividends within the meaning of the United States–Russia income tax treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States–Russia Income Tax Treaty Procedures."

        With respect to individuals who are U.S. holders of ADSs and who are Russian tax non-residents, we may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "—United States–Russia Income Tax Treaty Procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

        If the appropriate documentation has not been provided to us before the start of the payment of dividends by us (i.e., before the second half of August) date, we will withhold tax at the full rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States–Russia income tax treaty then may file claims for refund within three years with the Russian tax authorities.

        For individuals claiming treaty relief, the documents substantiating the right for treaty benefits should be submitted to the Russian tax authorities within one year after the end of the year to which these benefits relate. In practice, where withholding is performed, the tax authorities may refuse to refund or credit the 15% tax withheld from payment of dividends to the depositary and, therefore, it is possible that individuals who are U.S. holders may be subject to up to a 30% effective tax rate (general tax rate for Russian tax non-residents) on their share of dividends.

Taxation of Capital Gains

Legal entities and Organizations

        Generally, capital gains arising from the sale, exchange or other disposition of securities by legal entities or organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, legal entities or organizations that are non-resident holders of the securities should be subject to a 20% withholding tax on the gross proceeds from the sale, exchange or other disposition of securities or 24% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the ADSs, determined in accordance with Russian tax deductibility rules. The corporate income tax should decrease from 24% to 20% starting from January 1, 2009.

        However, an exemption applies if immovable property located in Russia constitutes more than 50% of our assets and the securities are traded on a foreign stock exchange. In that case, the proceeds from the sale of securities on that foreign stock exchange shall not be deemed to be income from sources in Russia, and accordingly, will not be subject to taxation in Russia. The determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia does not currently and will not constitute more than 50% of our assets as at the date of the sale of ADSs by non-residents.

        Where the ADSs are sold by legal entities or organizations to persons other than a Russian company or a foreign company or an organization with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

        Under the United States–Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term "fixed assets" is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

Individuals

        The taxation of the income of tax non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of securities outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However, Russian tax law gives no clear indication as to how the place of sale of securities should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is in Russia or out of Russia.

        The sale, exchange or other disposal of the shares and ADSs by non-resident individual holders in Russia will be considered Russian source income and will be subject to tax at a rate of 30% on the difference between the sales price and the acquisition costs of such securities, as well as other documented expenses, such as depositary expenses and broker fees, among others, defined by the tax rules.

        Under Russian law, the acquisition costs and related expenses can be deducted at the source of payment if the sale was made by a non-resident holder through a licensed Russian broker, trust manager or other person that carries out operations under agency or commission agreements, or other agreements in favor of a taxpayer. Such party (as defined above) should also act as a tax agent and withhold the applicable tax. Such tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the securities.

        Otherwise, if the sale is made to individuals but not through a tax agent, generally no withholding needs to be made and the non-resident holder will have an obligation to file a tax return, report his income realized and apply for a deduction of acquisition expenses (which includes filing of support documentation). Although Russian tax law imposes tax agent responsibility only on professional trustees, brokers or dealers, in practice, the tax authorities may require Russian legal entities and organizations or foreign companies with any registered presence in Russia that are not professional trustees, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

        Under the United States–Russia income tax treaty, capital gains from the sale of the ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term "fixed assets" is used in the Russian version of the United States–Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States–Russia income tax treaty in relation to capital gains resulting from the sale, exchange or other disposition of the ADSs.

        In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See "—United States–Russia Income Tax Treaty Procedures "below.

United States–Russia Income Tax Treaty Procedures

        The Russian Tax Code does not contain a requirement that a non-resident holder that is a legal entity or organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident legal entity or organization seeking to obtain relief from or reduction of Russian withholding tax under a tax treaty must provide to a Russian company or foreign company or organization acting through its Russian registered presence, which is a tax agent (i.e., the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements and a notarized Russian translation attached to it in advance of receiving the relevant income. The tax residency confirmation needs to be renewed on an annual basis and provided to the payer of income before the first payment of income in each calendar year.

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

        In accordance with the Russian Tax Code, to rely on tax treaty benefits, a non-resident holder who is an individual must present to the tax authorities an official document confirming his residency in the home country issued by the competent authorities in his/her country of residence and also other supporting documentation including a statement confirming the income received and the tax paid in the home country, also confirmed by the relevant foreign tax authorities, duly translated and apostiled. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore, advance relief from or reduction of withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before any payments are made to individuals. A non-resident holder which is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received and the tax was withheld.

        If a non-resident holder which is a legal entity or organization does not obtain double tax treaty relief at the time that income or gains are realized and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) apostilled or legalized confirmation of the tax treaty residence of the non-resident at the time the income was paid, (ii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts under which the foreign entity received income, as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above). The Russian tax authorities may require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

        The procedures referred to above may be more complicated with respect to ADSs and no assurance can be given that we will be able to apply the respective double tax treaties when paying dividends to non-resident holders or that ADS holders would be successful in receiving relevant tax refunds.

        Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

Stamp Duties

        No Russian stamp duty will be payable by the holders of ADSs upon carrying out of transactions with the securities as discussed above (i.e., on a purchase of the securities, sale of the securities, etc.).

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a financial institution;

  •
  a person subject to the alternative minimum tax;

  •
  a person who is a broker-dealer in securities or a trader subject to a mark-to-market election;

  •
  an S corporation;

  •
  a person holding ADSs through a partnership or other pass-through entity;

  •
  an expatriate subject to section 877 of the Code;

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding shares of our common stock; or

  •
  an owner holding ADSs as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is limited to U.S. Holders holding ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of any United States state or local tax law or foreign tax law. This discussion also does not address any tax consequences relating to the direct ownership of ordinary shares.

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For purposes of applying United States federal income tax law, we believe, and the following discussion assumes, that a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS, although this matter is not free from doubt.

        The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the shares underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the analysis of the creditability of Russian withholding taxes described below and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares and future actions that may be taken by the U.S. Treasury. The remainder of this discussion assumes that a holder of an ADS will be treated as the beneficial owner of the underlying shares of common stock represented by such ADS for United States federal income tax purposes.

Taxation of Distributions on ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate U.S. Holder such dividends may be "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States–Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company" (as discussed below). Distributions with respect to ADSs in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the U.S. federal income tax treatment of any distribution received with respect to ADSs.

        The amount of any distribution paid in rubles will equal the U.S. dollar value of such rubles, calculated using the exchange rate in effect on the date of receipt by the depositary, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date of receipt by the depositary to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. Additionally, you may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States–Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying distribution.

        Russian withholding tax at the rate applicable to you under the United States–Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States–Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

        The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For United States foreign tax credit purposes, a dividend distribution with respect to the ADSs will be treated as foreign source "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your tax advisors with respect to those rules.

Taxation on Sale or Other Taxable Disposition of ADSs

        The sale or other taxable disposition of ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted basis in such ADSs. That gain or loss will be capital gain or loss and will be long-term capital gain or loss if the ADSs have been held for more than one year. If you are a non-corporate U.S. Holder, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

        Gain or loss realized on the sale of ADSs will generally be treated as U.S. source income or loss for foreign tax credit purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ADSs.

Passive Foreign Investment Company Considerations

        A foreign corporation generally will be a passive foreign investment company, or a PFIC, in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through" rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

        We do not believe that we were a PFIC for the year ended December 31, 2008. However, our possible status as a PFIC must be determined annually and therefore may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

Information Reporting and Backup Withholding

        Dividend payments with respect to ADSs and proceeds from the sale or exchange of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of

28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in interest rates and foreign currency exchange rates. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Foreign exchange risks exist to the extent our revenues, costs and debt obligation are denominated in currencies other than the functional currency in the countries of our operations.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2008, $2,044.6 million, or 50.2% of our total indebtedness, including capital leases, was variable interest rate debt, while $2,030.5 million, or 49.8% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2008.

 Contractual Maturity Date as of December 31, 2008

Variable debt	Currency	2009	2010	2011	2012	2013	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2008)
	(amounts in thousands of U.S. dollars)
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	$630,000	$—	$—	$—	$—	$—	$630,000	2.55%
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	215,385	215,385	107,692	—	—	—	538,462	2.75%
Citibank International plc and ING Bank N.V	USD	19,741	19,741	19,741	19,741	19,741	12,022	110,727	2.05%
HSBC Bank plc and ING BHF—BANK AG	USD	21,799	21,799	21,799	21,799	19,164	—	106,360	2.18%
EBRD	USD	18,462	18,462	18,462	18,462	18,462	9,231	101,541	4.85%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	14,790	14,790	14,790	14,790	7,395	81,345	2.05%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	16,609	16,609	16,609	16,609	16,609	9,742	92,787	2.05%
EBRD	USD	14,872	14,872	14,872	14,872	14,872	7,436	81,796	3.26%
Barclays bank plc	USD	2,850	2,850	2,850	2,850	2,850	1,425	15,675	1.90%
ABN AMRO N.V.	USD	6,287	6,287	6,287	6,287	6,287	—	31,435	2.10%
ING BHF Bank and Commerzbank AG	EUR	7,357	—	—	—	—	—	7,357	3.35%
ABN AMRO N.V.	EUR	4,881	4,881	4,881	4,881	4,881	—	24,405	3.35%
Barclays bank plc	USD	10,306	10,306	10,306	10,306	10,306	5,153	56,683	1.88%
Commerzbank	USD	3,508	3,509	—	—	—	—	7,017	2.15%
Skandinaviska Enskilda Banken AB	USD	30,000	28,096	18,824	18,824	18,824	44,480	159,048	1.98%

Total variable debt		1,016,847	377,587	257,113	149,421	146,786	96,884	2,044,638

Weighted average interest rate		2.59%	2.59%	2.56%	2.51%	2.48%	2.36%	2.52%
Fixed-rate notes
8.38% notes due 2010	USD	—	400,000	—	—	—	—	400,000	8.38%
8.00% notes due 2012	USD	—	—	—	399,463	—	—	399,463	8.00%
8.70% notes due 2010	RUR	—	268,533	—	—	—	—	268,533	8.70%
14.01% notes due 2010	RUR	—	255,272	—	—	—	—	255,272	14.01%
14.01% notes due 2010	RUR	—	255,272	—	—	—	—	255,272	14.01%
Fixed-rate bank loans
Gazprombank	EUR	141,050	141,050	141,050	—	—	—	423,150	12% +2% commission
8.70% notes due 2009 classified as bank loan	RUR	23,142	—	—	—	—	—	23,142	8.70%

Other	RUR	—	—	—	—	—	65	65	0.01%

Total fixed debt		164,192	1,320,127	141,050	399,463	—	65	2,024,897

Weighted average interest rate		10.95%	10.74%	9.57%	8.00%	—	0.01%	6.54%

        We would have experienced an additional interest expense of approximately $15.4 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2008. We would have experienced an additional interest expense of approximately $15.1 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2007. The increase by 0.3% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2008. The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2008, ranged from 80.0% to 99.3% of the notional amount. As of December 31, 2008, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 11 to our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Period	Notional amount	Mark to Market Value as of December 31, 2008
		(amounts in millions of U.S. dollars)
Interest Rate Swap Agreements
Swap agreement with HSBC Bank Plc to pay a fixed rate of 3.73% and receive a variable interest rate of LIBOR	September 30, 2008 to May 27, 2014	81.3	(4.0)
Swap agreement with HSBC Bank Plc to pay a floating rate of 3.67% and receive a fix interest rate of LIBOR	November 24, 2008 to September 30, 2014	88.7	4.2
Swap agreement with HSBC Bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of EURIBOR	April 28, 2006 to October 29, 2013	36.7	(0.02)
Swap agreement with HSBC Bank Plc to pay a fixed rate of 4.14% and receive a variable interest rate of LIBOR	March 31, 2008 to September 30, 2014	96.1	(5.5)
Swap agreement with Rabobank to pay a fixed rate of 4.16% and receive a variable interest rate of LIBOR	April 9, 2008 to April 9, 2014	86.1	(4.5)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of LIBOR	September 28, 2007 to September 30, 2013	53.5	(2.5)
Swap agreement with ING Bank N.V. to pay fixed rate of 4.19% and receive a variable interest rate of LIBOR	February 29, 2008 to February 28, 2014	92.6	(4.9)
Swap agreement with ING Bank N.V. to pay fixed rate of 4.41% and receive a variable interest rate of LIBOR	July 16, 2007 to January 15, 2014	67.0	(3.6)

        As of December 31, 2008, approximately 20% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2004	29.45	27.75	28.73	27.75
2005	29.00	27.46	28.31	28.78
2006	28.78	26.18	27.09	26.33
2007	26.58	24.27	25.49	24.55
2008	29.38	23.13	24.86	29.38

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2008	25.78	24.67
October 2008	27.35	25.37
November 2008	27.67	26.91
December 2008	29.38	27.52
January 2009	35.41	29.39
February 2009	36.43	34.56
March 2009	36.23	33.27
April 2009	34.10	33.17

Source: Central Bank of Russia.

        The exchange rate between the ruble and the U.S. dollar quoted by the Central Bank of Russia for May 22, 2009 was 31.46 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2004	5.33	5.31	5.32	5.31
2005	5.31	5.05	5.12	5.05
2006	5.05	5.05	5.05	5.05
2007	5.05	5.05	5.05	5.05
2008	7.88	4.84	5.27	7.70

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
September 2008	4.86	4.85
October 2008	5.76	4.86
November 2008	6.74	5.78
December 2008	7.88	6.88
January 2009	7.70	7.70
February 2009	7.70	7.70
March 2009	7.70	7.70
April 2009	7.70	7.70

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for May 22, 2009 was 7.62 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar, which is our reporting currency, relative to the Russian ruble, Ukrainian hryvnia, Turkmenistan manat and Armenian dram, which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar. We have not entered into any significant currency hedging arrangements, but we continue to consider different financial instruments available to us in order to mitigate our exposure to exchange rate fluctuations.

        The translation risk arises when we translate the functional currencies in our countries of operation into U.S. dollars for inclusion in our audited consolidated financial statements. A depreciation in the value these functional currencies against the U.S. dollar will result in a translation loss.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, hryvnia, som, manat or dram versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, hryvnia, som, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, som, manat or dram against the euro because settlements denominated in euros are not significant.

        In order to hedge against a risk of exchange rate currency fluctuations, we previously denominated a majority of our tariffs in Russia, which are payable in rubles, in "conventional" units linked to the U.S. dollar and required accounts to be settled at the official exchange rate of the CBR on the date of payment. However, in the middle of 2006, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in order to address anticipated regulatory changes and competitive pressures on the Russian market and starting from January 1, 2007, moved to ruble-denominated tariffs and invoicing. As a result of these changes, we reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation," and determined that, beginning

January 1, 2007, the functional currency of our subsidiaries domiciled in Russia was the ruble. The change was adopted prospectively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts will be made for the change in functional currency. Consequently, currency exchange gains and losses in Russia were the result of operations denominated in currencies other than the ruble in 2007, and will continue to be so in future years, assuming the ruble remains our functional currency. During 2006, the U.S. dollar was our functional currency and, therefore, currency exchange gains and losses for the year ended December 31, 2006 were the result of operations involving currencies other than the U.S. dollar.

        We would experience a currency exchange loss of $581.7 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2008. We would experience a currency exchange loss of $3.7 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2008. The increase in a hypothetical loss in the fair value of our U.S. dollar and euro-denominated monetary liabilities is mainly the result of ruble to euro exchange rate fluctuations during the year ended December 31, 2008. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        A.-E. Not Applicable.

Item 15.    Controls and Procedures

(a)   Disclosure Controls and Procedures.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

(b)   Management's annual report on internal control over financial reporting.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008. There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the internal control over financial reporting of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated March 6, 2009 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow
March 6, 2009

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

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services to ZAO Deloitte & Touche CIS in 2007 and 2008.

	Year ended December 31,
	2007	2008
	(in thousands)
Audit Fees	$1,505.0	$1,467.5
Audit-Related Fees	1,455.0	1,162.7
Tax Fees	—	—
All Other Fees	82.3	322.0

Total	$3,042.3	$2,952.2

Audit Fees

        The Audit Fees for the years 2007 and 2008 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews and statutory audits.

Audit-Related Fees

        The Audit-related Fees paid in 2007 and 2008 mainly included fees for the testing of our internal control procedures and a review of projects related to our Sarbanes-Oxley Section 404 readiness.

Tax Fees

        We did not pay any Tax Fees for the years 2007 and 2008.

All Other Fees

        All other fees for the years 2007 and 2008 were for reporting on compliance with certain loan covenants, review of company prospectuses and advice on accounting standards application.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2008.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On September 5, 2006, our Board of Directors authorized a share repurchase program, allowing our wholly-owned subsidiary MTS-Bermuda to repurchase ADSs representing up to 10% of our total outstanding shares over a period of twelve months ending August 31, 2007. On September 4, 2007, the Board of Directors extended the program through August 31, 2008, and on July 31, 2008, the Board of Directors further extended the program through September 1, 2009. The purchases may be made in the open market or through privately negotiated transactions under certain requirements set forth in SEC Rules 10b-18 and 10b5-1, as well as other applicable legal requirements and factors. The share repurchase program does not obligate us to acquire a particular number of ADSs, and the program may be suspended or discontinued at our sole discretion. The repurchases could be funded through our own cash flows, commercial paper program or potentially through existing credit facilities. The execution of the program will depend on an on-going assessment of market conditions, and the program may be extended at any time. During the years ended December 31, 2008, 2007 and 2006, we repurchased through MTS-Bermuda 39,431,500, 17,402,835 and 11,161,000 of our shares in the form of ADSs at an average prices of $78.5, $73.1 and $49.2 per ADS for a total amounts of $619.1 million, $254.4 million and $110.0 million, respectively.

        The following table sets forth, for each month in 2008 and for the year as a whole, the total number of our ADSs repurchased by MTS-Bermuda pursuant to the share repurchase plan described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plan and the maximum number of ADSs that, at that date, remained eligible for purchases under such plan.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plan
2008
January 1-31	2,706,400	85.9	8,419,167	194,731,730
February 1-28	1,975,500	80.2	10,394,667	193,743,980
March 1-31	404,400	79.2	10,799,067	193,541,780
April 1-30	—	—	10,799,067	193,541,780
May 1-31	—	—	10,799,067	193,541,780
June 1-30	—	—	10,799,067	193,541,780
July 1-31	2,068,300	70.2	12,867,367	192,647,356
August 1-31	731,700	69.7	13,599,067	192,281,506
September 1-30	—	—	13,599,067	189,114,417
October 1-31	—	—	13,599,067	188,505,280
November 1-30	—	—	13,599,067	188,505,280
December 1-31	—	—	13,599,067	188,505,280
Total	7,886,300	78.5	13,599,067	188,505,280

(1)
All purchases were made pursuant to the publicly announced share repurchase plan described above in the open market and privately negotiated transactions effected on the New York Stock Exchange.

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of 11.1 billion rubles ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us."

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        We are a company organized under the laws of the Russian Federation and qualify as a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted in some circumstances to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, foreign private issuers listed on the NYSE must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE. With regard to our corporate governance practices, these differences can be summarized as follows:

  •
  For U.S. companies, the NYSE standards require that a majority of directors be independent, as determined by the board. Russian law does not require that a majority of our directors be independent. Of our nine directors, three have been determined by the board to be independent in accordance with the independence standards set forth in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

  •
  For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and remuneration and appointments committee are comprised of our three independent directors, who meet on a regular basis in connection with their work on these committees.

  •
  For U.S. companies, the NYSE standards require that listed companies have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee's purpose and responsibilities, as well as annual performance evaluations of the committee.

    We do not currently have a nominating/corporate governance committee. We have a corporate conduct and ethics committee comprised of directors and members of management that is responsible for developing and implementing standards for corporate governance and ethics and making recommendations to the Board of Directors on developing our strategy in the area of corporate governance and ethics. This committee is also responsible for conducting annual performance evaluations of the Board of Directors.

    We have a remuneration and appointments committee comprised of three independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee's purpose, duties and responsibilities. The committee is primarily responsible for recommending appointments to key managerial posts, developing a set of requirements and criteria for directors and management executives and developing a remuneration structure and compensation levels for the Board of Directors, the audit committee and management executives (including the CEO).

  •
  For U.S. companies, the NYSE standards require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions. Under Russian law, such approval from shareholders is not required, and our equity compensation plans and material revisions thereto are currently approved by the Board of Directors.

  •
  For U.S. companies, the NYSE standards require the adoption and disclosure of corporate governance guidelines addressing certain subjects. Our corporate governance guidelines are consistent with what is required under Russian law and are set forth in our Charter, in the bylaw on our Board of Directors and in the bylaws of our various committees.

  •
  For U.S. companies, the NYSE standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted and post on our website a code of business conduct. We have also adopted a code of ethics for senior officers and employees, but only post on our website the code of ethics for senior officers.

        In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required by the NYSE of listed U.S. companies on our internet website at www.mtsgsm.com.

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 6, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 29, 2007 (English Translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
2.1	Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No. 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (Registration No. 333-145190).
4.1	Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.
4.2	Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

Exhibits No.	Description
4.3	Indenture dated as of January 30, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.
4.4	Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated April 21, 2006 is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, on Form 20-F.
4.5	Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (Eluosi), Bank of China (UK) Limited, Joint-Stock Company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank PLC, ING Bank N.V., J.P. Morgan PLC, Societe Generale Corporate and Investment Banking Paris, Unicredit Bank Austria AG, WestLB AG London Branch and ZAO Unicredit Bank as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated May 18, 2009.
4.6	Loan Agreement No. 250/08-V between Gazprombank (Open Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated December 30, 2008 (English translation).
4.7	Facility Agreement between Mobile TeleSystems Open Joint Stock Company and European Bank for Reconstruction and Development dated 23rd December 2008.
4.8	Export Credit Agreement between Mobile TeleSystems Open Joint Stock Company and Skandinaviska Enskilda Banken AB (PUBL) dated 1 August 2008.
4.8.1	Amendment Agreement No. 1 dated 28 October 2008 in relation to Export Credit Agreement dated 1 August 2008.
4.9	Open Joint Stock Company "Mobile TeleSystems" Series 01 Ruble Bond Certificate of Securities.
4.10	Open Joint Stock Company "Mobile TeleSystems" Series 02 Ruble Bond Certificate of Securities.
4.11	Open Joint Stock Company "Mobile TeleSystems" Series 03 Ruble Bond Certificate of Securities.
4.12	MTS License No. 61443 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Republic of Buryatiya, Sakha (Yakutia), Khabarovsk, Primorsky, Kamchatka, Zabaykalsky, Chukotsk, Jewish Autonomous Region, Amur, Irkutsk, Magadan, Sakhalin (English translation).
4.13	MTS License No. 33911 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Rostov Region (English translation).
4.14	MTS License No. 58749 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of Krasnoyarsk region (English translation).
4.15	MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.

Exhibits No.	Description
4.16	UMC License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.17	UMC License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.18	MTS License No. 46008 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.19	MTS License No. 49808 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.20	MTS License No. 49809 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.44 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.21	MTS License No. 49810 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.45 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.22	MTS License No. 56081 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territories of the Karelia Republic, the Nenets Autonomous District; the Arkhangelsk, Vologodsk, Kaliningrad, Leningrad, Murmansk, Novgorod, and Pskov regions and city of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.46 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.23	MTS License No. 56082 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the city of Moscow and the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.24	MTS License No. 56112 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Belgorod, Bryansk, Vladimir, Voronezh, Ivanov, Kaluga, Kostroma, Kursk, Liptsk, Nizhny Novgorod, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, and Yaroslavl regions (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.

Exhibits No.	Description
4.25	MTS License No. 56113 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Udmurt Republic, Perm Territory; Khanty-Mansyisk-Ugra and Yamalo-Nenets Autonomous Districts, the Sverdlovsk, Kirov, Chelyabinsk, Kurgan, Orenburg, and Tyumen regions (English translation) is incorporated herein by reference to Exhibit 4.49 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.26	MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: May 26, 2009
	By:	/s/ MIKHAIL V. SHAMOLIN
	Name:	Mikhail V. Shamolin
	Title:	President and Chief Executive Officer

OJSC Mobile Telesystems and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of OJSC Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries ("the Group") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 6, 2009, except for Note 23,
as to which the date is May 19, 2009

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$1,058,802	$634,498
Short-term investments, including related party amounts of $45,000 and $15,000 (Note 5)	45,718	15,776
Trade receivables, net (Note 6)	320,559	386,608
Accounts receivable, related parties (Note 15)	49,684	25,004
Inventory and spare parts (Note 7)	110,490	140,932
Prepaid expenses, including related party amounts of $12,561 and $nil	311,821	201,702
Deferred tax assets (Note 13)	192,847	136,466
VAT receivable	102,648	310,548
Other current assets, including assets held for sale of $46,426 and $35,354 (Note 2)	176,165	95,123

Total current assets	2,368,734	1,946,657

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $3,409,495 and $3,079,376, including advances given to related parties of $20,808 and $2,925 (Note 8)	5,900,129	6,607,315
LICENSES, net of accumulated amortization of $284,984 and $708,844 (Notes 3 and 20)	482,734	665,605
GOODWILL (Notes 3 and 9)	377,982	359,450
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $871,897 and $949,747 (Notes 3 and 9)	909,397	1,070,413
DEBT ISSUANCE COSTS, net of accumulated amortization of $83,360 and $77,725	37,259	59,279
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 17)	247,358	195,908
OTHER INVESTMENTS, including related party amounts of $16,558 and $nil (Note 18)	39,076	1,355
OTHER NON-CURRENT ASSETS, including restricted cash of $23,572 and $28,618 (Note 19), assets held for sale of $nil and $32,067 (Note 2), and deferred tax assets of $62,093 and $nil (Note 13)	85,665	60,685

Total assets	$10,448,334	$10,966,667

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2008	2007
CURRENT LIABILITIES:
Trade accounts payable	$789,336	$486,666
Accounts payable, related parties (Note 15)	186,878	160,253
Deferred connection fees, current portion (Note 10)	23,795	32,644
Subscriber prepayments and deposits	395,364	470,302
Debt, current portion (Note 11)	1,181,039	309,977
Notes payable, current portion (Note 11)	—	400,000
Capital lease obligation, current portion	2,690	3,305
Income tax payable	12,784	51,958
Accrued liabilities (Note 12)	476,264	464,505
Bitel liability (Note 21)	170,000	170,000
Other payables	68,991	61,824

Total current liabilities	3,307,141	2,611,434

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 11)	1,578,540	799,314
Debt, net of current portion (Note 11)	1,309,956	1,887,195
Capital lease obligation, net of current portion	3,009	1,876
Deferred connection fees, net of current portion (Note 10)	16,449	20,845
Deferred taxes (Note 13)	69,473	114,171
Other long-term liabilities	85,371	68,851

Total long-term liabilities	3,062,798	2,892,252

Total liabilities	6,369,939	5,503,686

COMMITMENTS AND CONTINGENCIES (Note 21)
MINORITY INTEREST	23,499	20,051
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2008 and 2007, 777,396,505 of which are in the form of ADS as of December 31, 2008 and 2007) (Note 1)	50,558	50,558
Treasury stock (108,273,338 and 32,476,837 common shares at cost as of December 31, 2008 and 2007)	(1,426,753)	(368,352)
Additional paid-in capital	590,759	579,520
Accumulated other comprehensive (loss)/income	(346,178)	704,189
Retained earnings	5,186,510	4,477,015

Total shareholders' equity	4,054,896	5,442,930

Total liabilities and shareholders' equity	$10,448,334	$10,966,667

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2008	2007	2006
NET OPERATING REVENUE
Services revenue and connection fees (including related party amounts of $149,784, $100,771 and $39,138, respectively)	$10,176,255	$8,172,650	$6,287,100
Sales of handsets and accessories	69,038	79,728	97,154

	10,245,293	8,252,378	6,384,254
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $229,426, $135,819 and $113,732, respectively)	2,247,948	1,727,365	1,223,715
Cost of handsets and accessories	169,615	158,580	209,260
General and administrative expenses (including related party amounts of $45,396, $40,599 and $13,301, respectively) (Note 16)	1,492,156	1,243,549	941,047
Provision for doubtful accounts	147,435	58,924	84,858
Other operating expenses (including related party amounts of $12,008, $8,349 and $4,769, respectively)	165,302	116,451	87,822
Sales and marketing expenses (including related party amounts of $238,856, $193,471 and $171,792, respectively)	882,508	724,115	607,835
Depreciation and amortization expenses	1,936,837	1,489,548	1,095,981

Net operating income	3,203,492	2,733,846	2,133,736
CURRENCY EXCHANGE AND TRANSACTION LOSS/(GAIN)	563,292	(163,092)	(24,051)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $21,138, $18,930 and $4,844)	(33,166)	(38,100)	(13,055)
Interest expense, net of capitalized interest	153,341	134,581	177,145
Equity in net income of associates (Note 17)	(75,976)	(72,665)	(58,083)
Write-off of investment in Bitel (Note 21)	—	—	320,000
Other expenses, net (including related party amounts of $nil, $nil and $2,460)	25,317	44,034	65,913

Total other expenses, net	69,516	67,850	491,920

Income before provision for income taxes and minority interest	2,570,684	2,829,088	1,665,867
PROVISION FOR INCOME TAXES (Note 13)	630,621	738,270	576,103
MINORITY INTEREST	9,644	19,314	14,026

NET INCOME	$1,930,419	$2,071,504	$1,075,738

Weighted average number of common shares outstanding—basic	1,921,934,091	1,973,354,348	1,987,610,121
Weighted average number of common shares outstanding—diluted	1,921,934,091	1,974,074,908	1,987,646,015
Earnings per share, basic and diluted	$1.00	$1.05	$0.54

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of U.S. Dollars, except share amounts)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Income
					Additional Paid-in Capital		Unearned Compensation	Shareholder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount						Total
BALANCES, December 31, 2005	1,993,326,138	$50,558	(5,400,486)	$(5,534)	$568,104	$50,614	$(1,210)	$(7,182)	$2,638,739	$3,294,089

Increases for interest	—	—	—	—	—	—	—	—	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,182	—	7,182
Stock options exercised (Note 14)	—	—	639,358	655	3,149	—	—	—	—	3,804
Accrued compensation costs (Note 14)	—	—	—	—	1,675	—	—	—	—	1,675
Effect of adoption of SFAS No. 123R	—	—	—	—	(1,210)	—	1,210	—	—	—
Dividends declared	—	—	—	—	—	—	—	—	(560,110)	(560,110)
Repurchase of common stock (Note 1)			(11,161,000)	(109,899)	—	—	—	—	—	(109,899)
Currency translation adjustment	—	—	—	—	—	41,315	—	—	—	41,315
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	—	(2,013)	—	—	—	(2,013)
Net income	—	—	—	—	—	—	—	—	1,075,738	1,075,738

BALANCES, December 31, 2006	1,993,326,138	$50,558	(15,922,128)	$(114,778)	$571,718	$89,916	$—	$—	$3,154,367	$3,751,781

Effect of change in functional currency (Note 2)	—	—	—	—	—	358,997	—	—	—	358,997
Stock options exercised (Note 14)	—	—	848,126	869	5,188	—	—	—	—	6,057
Accrued compensation costs (Note 14)	—	—	—	—	2,828	—	—	—	—	2,828
Effect of FIN No. 48 implementation (Note 2)	—	—	—	—	—	—	—	—	(7,610)	(7,610)
Dividends declared	—	—	—	—	—	—	—	—	(741,246)	(741,246)
Repurchase of common stock (Note 1)	—	—	(17,402,835)	(254,443)	—	—	—	—	—	(254,443)
Currency translation adjustment	—	—	—	—	(214)	256,390	—	—	—	256,176
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	—	(1,114)	—	—	—	(1,114)
Net income	—	—	—	—	—	—	—	—	2,071,504	2,071,504

BALANCES, December 31, 2007	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$579,520	$704,189	$—	$—	$4,477,015	$5,442,930

Stock options exercised (Note 14)	—	—	1,397,256	1,432	7,751	—	—	—	—	9,183
Accrued compensation costs (Note 14)	—	—	—	—	3,488	—	—	—	—	3,488
Dividends declared	—	—	—	—	—	—	—	—	(1,220,924)	(1,220,924)
Repurchase of common stock (Note 1)	—	—	(77,193,757)	(1,059,833)	—	—	—	—	—	(1,059,833)
Currency translation adjustment	—	—	—	—	—	(1,034,008)	—	—	—	(1,034,008)
Change in fair value of interest rate swaps, net of tax (Note 11)	—	—	—	—	—	(16,359)	—	—	—	(16,359)
Net income	—	—	—	—	—	—	—	—	1,930,419	1,930,419

BALANCES, December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$590,759	$(346,178)	$—	$—	$5,186,510	$4,054,896

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,930,419	$2,071,504	$1,075,738
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	9,644	19,314	14,026
Depreciation and amortization	1,936,837	1,489,548	1,095,981
Debt issuance cost amortization	21,687	22,406	25,041
Amortization of deferred connection fees	(55,705)	(75,404)	(54,486)
Equity in net income of associates	(75,976)	(72,665)	(58,083)
Inventory obsolescence expense	1,251	—	—
Provision for doubtful accounts	147,435	58,924	84,858
Deferred taxes	(209,338)	(92,088)	(133,027)
Write off of irrecoverable VAT receivable	48,374	17,516	—
Gain from deconsolidation of a subsidiary	—	(8,874)	—
Foreign currency transaction loss/(gain)	563,292	(163,092)	—
Bitel liability and investment write off (Note 21)	—	—	320,000
Impairment of property, plant and equipment, intangible assets and assets held for sale	1,333	18,556	—
Non-cash expenses associated with asset retirement obligation	6,026	1,138	—
Non-cash (gain)/expenses associated with stock bonus and stock options	(3,791)	10,426	1,675
Changes in operating assets and liabilities:
Increase in accounts receivable	(137,417)	(137,880)	(174,790)
Decrease/(increase) in inventory	4,565	76,950	(39,312)
(Increase)/decrease in prepaid expenses and other current assets	(269,629)	35,132	21,094
Decrease in VAT receivable	130,812	12,567	58,446
Increase in trade accounts payable, accrued liabilities and other current liabilities	346,874	61,278	138,581
Dividends received from associate	26,692	4,900	3,174

Net cash provided by operating activities	4,423,385	3,350,156	2,378,916

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2008	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(35,111)	(873,071)	(38,188)
Purchases of property, plant and equipment	(1,847,461)	(1,316,662)	(1,449,954)
Purchases of intangible assets	(379,829)	(222,866)	(272,014)
Proceeds from sale of property, plant and equipment and assets held for sale	29,763	22,020	10,987
Purchases of short-term investments	(119,500)	(221,753)	(57,147)
Proceeds from disposal of short-term investments	54,965	267,517	29,159
Purchases of other investments	(39,404)	2,808	(3,856)
Net (outflows)/proceeds from investments in and advances to associates	(3,654)	1,965	20,000
Decrease/(increase) in restricted cash	5,046	(3,839)	(18,549)

Net cash used in investing activities	(2,335,185)	(2,343,881)	(1,779,562)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	9,183	6,057	3,804
Proceeds from issuance of notes	986,004	—	—
Repurchase of common stock	(1,059,833)	(254,443)	(109,899)
Repayment of notes	(485,474)	—	—
Notes and debt issuance cost	(6,693)	(371)	(20,686)
Capital lease obligation principal paid	(5,511)	(4,952)	(5,815)
Dividends paid	(1,106,469)	(756,920)	(558,848)
Proceeds from loans	710,443	475,815	1,284,296
Loan principal paid	(415,944)	(158,080)	(1,064,100)
Payments from Sistema	—	—	7,182

Net cash used in financing activities	(1,374,294)	(692,894)	(464,066)

Effect of exchange rate changes on cash and cash equivalents	(289,602)	101,128	6,417

NET INCREASE IN CASH AND CASH EQUIVALENTS	424,304	414,509	141,705
CASH AND CASH EQUIVALENTS, beginning of the year	634,498	219,989	78,284

CASH AND CASH EQUIVALENTS, end of the year	1,058,802	634,498	219,989

SUPPLEMENTAL INFORMATION:
Income taxes paid	$931,291	$838,647	$673,410
Interest paid	$201,052	$216,997	$201,352
Non-cash investing and financing activities:
Additions to network equipment and software under capital lease	$5,673	$6,037	$7,561
Amounts owed for capital expenditures	$544,533	$363,004	$214,835
Payable related to business acquisition (Note 3)	$28,219	$14,639	$—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

1.     DESCRIPTION OF BUSINESS

        Business of the Group—OJSC Mobile TeleSystems and its subsidiaries ("MTS" or "the Group") is the largest provider of mobile telecommunications services in the Russian Federation ("RF", or "Russia"), Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of the number of subscribers.

        The Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC", or "the Company") was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, MTS has continued to grow by applying for GSM ("Global System for Mobile Communication") licenses in new regions and acquiring existing GSM license holders and operators.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT."

        The Group provides a wide range of voice and data mobile telecommunications services. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements. The Group's mobile services are currently offered over a GSM and 3G network, on which a GPRS ("General Packet Radio Service") service and a HSPA ("High Speed Packet Access") are also provided.

        In July 2006, Ukrainian Mobile Communications ("UMC"), MTS' subsidiary in Ukraine, acquired a new CDMA ("Code Division Multiple Access") license, which is a 3G telecommunications standard, ratified by the International Telecommunication Union. In 2008, MTS launched commercial CDMA services in almost all district-cities in Ukraine.

        In April 2007, MTS received a federal license allowing it to provide 3G services in Russia. In accordance with the conditions set forth in the license, the winning companies are required to begin commercial exploitation of a 3G network within two years from the time they receive the license. In 2008, MTS launched 3G networks in a number of the largest cities of Russia. MTS also launched a number of services available only through the 3G infrastructure. Customers on the new network are now able to make video calls, access mobile TV and roaming on 3G networks. In addition, international roamers are able to access high speed and advanced services on MTS' 3G networks.

        In April 2007, the Communication and Information Agency of Uzbekistan allocated 2500-2700 MHz frequencies to Uzdunrobita, MTS subsidiary in Uzbekistan, thus allowing the Group to provide WiMAX ("Worldwide Interoperability for Microwave Access") services on the entire territory of the country. Additionally, in April 2007 Uzdunrobita received a 3G license valid until the end of 2016 for the entire territory of Uzbekistan. In 2008, MTS launched a 3G network in Tashkent and plans to start rendering 3G services through in a number of other cities by the end of 2009.

        In October 2007, the Public Services Regulatory Commission of the Republic of Armenia allocated 3G frequencies to CJSC K-Telecom ("K-Telecom"), MTS' subsidiary, thus allowing the Group to provide 3G services in Armenia. The allocation is valid for ten years. K-Telecom is licensed to offer 3G

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

UMTS ("Universal Mobile Telecommunications System technology") services by virtue of its general telecommunication license. MTS plans to launch 3G services in Armenia by the end of 2009.

        The Group is organized by geography of its operations. MTS' principal mobile operations are located in Russia, Ukraine and other CIS countries. In 2006, the Group established a new business unit "MTS Russia" which is responsible for the operational management of all Russian macro-regions, business unit "MTS Ukraine", and business unit "Foreign subsidiaries" that includes Uzdunrobita in Uzbekistan, Barash Communications Technologies, Inc. ("BCTI") in Turkmenistan, K-Telekom in Armenia and MTS Belarus, an equity accounted associate of MTS, in Belarus.

        Ownership—As of December 31, 2008 and 2007, MTS shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2008	2007
Joint-Stock Financial Corporation "Sistema" ("Sistema")	33.7%	32.4%
Sistema Holding Limited ("Sistema Holding")	10.3%	9.9%
Invest-Svyaz, Closed Joint-Stock Company ("Invest-Svyaz")	8.5%	8.2%
VAST, Limited Liability Company ("VAST")	3.2%	3.1%
ADS Holders	41.2%	39.6%
Free float, GDR Holders and others	3.1%	6.8%

	100.0%	100.0%

        MTS' share capital comprises 1,885,052,800 and 1,960,849,301 of outstanding common shares, net of treasury shares, as of December 31, 2008 and 2007, 777,396,505 of which are in the form of ADSs. MTS' wholly-owned subsidiary, Mobile TeleSystems LLC, owned 2,515,747 and 3,913,003 shares as of December 31, 2008 and 2007, respectively, in connection with the Group's management stock option plans. During the years ended December 31, 2008 and 2007, MTS repurchased 77,193,757 and 17,402,835 of its own common shares, respectively, that represent 15,438,751 and 3,480,567 ADSs, for $1,059.8 million and $254.4 million, respectively. The total shares in treasury stock of the Group comprised 108,273,338 and 32,476,837 as of December 31, 2008 and 2007, respectively.

        Sistema owned 100% of Sistema Holding, Invest-Svyaz, and VAST, which collectively resulted in Sistema's effective ownership in MTS of 55.7% and 53.6% (or 1,050,165,886 of common shares) as of December 31, 2008 and 2007, respectively.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADSs, representing 345,244,080 common shares. During 2008, 2007 and 2006 MTS repurchased 21,151,518 ADSs.

        Since 2003, common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange ("MICEX").

        In 2007, the Board of Directors approved a dividend policy, whereby the Group shall aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under accounting principles generally accepted in the United States ("U.S. GAAP"). The dividend can vary

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as the Group's debt position.

        Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with the Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2008, 2007 and 2006 that is distributable under Russian legislation totaled 40,554 million rubles ($1,631.6 million, unaudited), 37,696 million rubles ($1,473.8 million) and 32,094 million rubles ($1,181.0 million), respectively.

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
Dividends declared (including dividends on treasury shares of $36,529, $5,967 and $1,519, respectively)	$1,257,453	$747,213	$561,629
Dividends, U.S. Dollars per ADS	3.2	1.9	1.4
Dividends, U.S. Dollars per share	0.631	0.375	0.282

        As of December 31, 2008 and 2007, dividends payable were $0.6 million and $0.8 million, respectively.

        Between July 2005 and December 31, 2008, the Company completed the merger of twenty-five of its subsidiaries in Russia into MTS OJSC. These subsidiaries were Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900 ("UDN-900"), Dontelecom, MTS-Barnaul, MTS-Nizhniy Novgorod ("MTS-NN"), Telecom-900, Amur Cellular Communication ("ACC"), Gorizont-RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications ("TSS"), BM Telecom, Far East Cellular Systems-900 ("FECS-900"), Siberia Cellular Systems-900 ("SCS-900"), Uraltel, ReCom, Telesot Alania, Astrakhan Mobile, Mar Mobile GSM, Primtelefon, Volgograd Mobile, Bashcell and Mobilnye Sistemy Svyazi ("MSS").

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Accounting principles—MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation, in Ukrainian hryvnias for UMC, Uzbek som for Uzdunrobita, the United States dollars ("U.S. Dollars") for BCTI, Turkmenian manat for the branch of BCTI in Turkmenistan and Armenian drams for K-Telecom based on respective local accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS financial position and its results of operations and cash flows in accordance with U.S. GAAP and are expressed in terms of U.S. Dollars.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting, depreciation and valuation of property, plant and equipment, intangible assets and investments.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2008 and 2007, the Company had investments in the following significant legal entities:

		December 31,
	Accounting Method	2008	2007
Russia
Sibintertelecom	Consolidated	100.0%	100.0%
Novitel	Consolidated	100.0%	100.0%
MTS-Kostroma	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
Sweet-Com	Consolidated	74.9%	74.9%
Dagtelecom	Consolidated	74.9%	74.9%
Coral/Sistema Strategic Fund	Equity	35.0%	35.0%
TS-Retail	Equity	25.0%	25.0%
Volgograd Mobile(2)	Merged/Consolidated	—	100.0%
Primtelefon(2)	Merged/Consolidated	—	100.0%
Mar Mobile GSM(1)	Merged/Consolidated	—	100.0%
Bashcell(3)	Merged/Consolidated	—	100.0%
Astrakhan Mobile(1)	Merged/Consolidated	—	100.0%
MSS(3)	Merged/Consolidated	—	91.0%
Ukraine
UMC	Consolidated	100.0%	100.0%
Other countries
MTS Finance(4)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	100.0%
BCTI	Consolidated	100.0%	100.0%
MTS Bermuda Ltd.(5)	Consolidated	100.0%	100.0%
K-Telekom	Consolidated	80.0%	80.0%
MTS Belarus	Equity	49.0%	49.0%

(1)
Represents wholly-owned subsidiaries merged with MTS OJSC on April 30, 2008.

(2)
Represents wholly-owned subsidiaries merged with MTS OJSC on July 1, 2008.

(3)
Represents wholly-owned subsidiaries merged with MTS OJSC on October 1, 2008.

(4)
Represents beneficial ownership.

(5)
A wholly-owned subsidiary established to repurchase the Group's ADSs.

        Translation methodology—Until January 1, 2007, the functional currency for the majority of the Group's subsidiaries, excluding UMC, Kuban-GSM and BCTI where the functional currency was the local country currency, was U.S. Dollar as the majority of revenue, cost, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in U.S. Dollars.

        In April 2007, an amendment to the Russian Federal law on protection of consumer's rights was enforced prohibiting companies to set up prices in currencies other than Russian ruble. Following the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

expected changes in the regulatory environment and due to growth in the share of expenditures denominated or fixed in Russian rubles, the Group's subsidiaries in the Russian Federation began pricing its services and invoicing customers in Russian rubles from January 1, 2007. As a result of these changes, the Company reevaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"), and determined that, starting January 1, 2007, the functional currency of the Company's subsidiaries domiciled in Russia was the Russian ruble. Pursuant to SFAS No. 52 provisions, the change was adopted prospectively beginning January 1, 2007, and no retroactive restatement of previously issued financial statements was made.

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

        MTS Belarus, the Group's equity investee, changed its functional currency from the U.S. Dollar to the Belarusian ruble prospectively from January 1, 2007. The impact of this change on MTS Belarus' statement of financial position was not material to the consolidated financial statements.

        As of December 31, 2008, the functional currencies of the Group entities were the following:

  •
  For entities incorporated in Russian Federation, MTS Bermuda Ltd. and MTS Finance— Russian ruble;

  •
  For UMC—Ukrainian hryvnia;

  •
  For Turkmen branch of BCTI—Turkmenian manat;

  •
  For K-Telecom—Armenian dram;

  •
  For MTS-Belarus—Belarusian ruble; and

  •
  For Uzdunrobita and other entities—U.S. Dollar.

        Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus maintains its records and prepares its financial statements in the local currency, either Russian ruble, Ukrainian hryvnia, Uzbek som, Turkmenian manat, Armenian dram or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

  •
  For Russian entities, MTS Bermuda Ltd., MTS Finance, UMC, K-Telecom, and for the Turkmen branch of BCTI where the functional currency is other than the reporting currency all year-end balance sheet items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at average exchange rate for the period. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

        Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, FIN No. 48 estimates, the recoverability of intangible assets and other long-lived assets, certain accrued liabilities and valuation of financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in MTS bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

        Short-term investments—Short-term investments generally represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

        Provision for doubtful accounts—MTS provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable, advances given, loans and other receivables. For the years ended December 31, 2008, 2007 and 2006 the provision for doubtful advances given in the amount of $27.9 million, $3.8 million and $nil, respectively, was recorded as the provision for doubtful accounts in the accompanying consolidated statements of operations. For changes in the provision for doubtful loans and accounts receivable see Notes 5 and 6, respectively.

        Prepaid expenses—Prepaid expenses primarily comprise advance payments made to vendors for inventory and services.

        Inventory—Inventory mainly consists of handsets and accessories held for sale, spare parts to be used for equipment maintenance within the next twelve months and advertising materials. Inventory is

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method.

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

        Assets held for sale—In 2006, the Group management decided to discontinue use of certain telecommunication equipment ("Lucent equipment") in MTS Russia in accordance with the Group's network development strategy. The Group accounts for Lucent equipment in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), and reports Lucent equipment at the lower of its carrying amount or fair value less costs to sell. The equipment had a fair value less costs to sell of approximately $46.4 million and $67.4 million as of December 31, 2008 and 2007, respectively.

        The Group initially negotiated with a third party to sell this equipment during the year ended December 31, 2007. However, due to a wide range of geographical areas the equipment is located and its diversity, the Group reconsidered the time needed to sell the equipment in 2007 and, as a result, the original plan of sale was extended. The amount of Lucent equipment sold during 2008 equaled $12.8 million. The remaining part of Lucent equipment held for sale in the amount of $46.4 million is expected to be sold during 2009 and was classified as other current assets in the accompanying consolidated balance sheet as of December 31, 2008.

        Due to the fact that the initial plan of sale was reconsidered, the fair value of Lucent equipment was determined using the discounted cash flows based on updated expected timing of sale. As a result, an impairment loss on Lucent equipment in the amount of $6.8 million was recorded as other operating expenses in the Group's consolidated statement of operations for the year ended December 31, 2007. This loss is entirely attributable to "Russia" operating reportable segment. No impairment loss on Lucent equipment was recorded during the year ended December 31, 2008.

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

        Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized. Interest expense incurred during the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

construction phase of MTS' network is capitalized as part of property, plant and equipment until the relevant projects are completed and placed into service.

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

        As of December 31, 2008 and 2007, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2008	2007
Balance, beginning of the year	$59,527	$10,821
Liabilities incurred in the current period	3,840	3,115
Accretion expense	6,026	1,138
Revisions in estimated cash flows	3,383	44,453
Currency translation adjustment	(10,723)	—

Balance, end of the year	$62,053	$59,527

        The Group recorded the present value of assets retirement obligations as other long-term liabilities in the consolidated balance sheets as of December 31, 2008 and 2007. Revisions in estimated cash flows are attributable to the increase in the expected dismantlement costs.

        License costs—License costs are capitalized as a result of (a) the purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2008, all licenses covering the territories of Russian Federation were renewed. The cost to renew the licenses was not significant. However, the Group has limited experience with the renewal of its existing licenses covering the territories of the Group's foreign subsidiaries. Management believes that licenses required for the Group's operations will be renewed upon expiration though there is no assurance of such renewals and the Group has limited experience in seeking renewal of its licenses.

        License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity which is from three to fifteen years.

        Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group's charter capital. Telephone numbering capacity with a finite contractual life is being amortized over the contract period which varies from two to ten years. The rights to use premises are being amortized over five to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

fifteen years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

        Software and other intangible assets are amortized over one to twenty years. Customer bases are amortized on a straight-line basis over their respective estimated average subscriber life, being from 20 to 60 months. Rights to use radio frequencies are amortized over the period of their contractual life, being from two to fifteen years. All finite-life intangible assets are amortized using the straight-line method.

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

        Leasing arrangements—The Group accounts for leases based on the requirements of SFAS No. 13, "Accounting for Leases." Entities of the Group lease operating facilities which include switches, other cellular network equipment, vehicles, premises and sites to install base stations equipment and towers. Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

        Investments impairment—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. For the years ended December 31, 2008 and 2007, no impairment of investments occurred. In 2006, the Group's investment in Bitel LLC ("Bitel") in the amount of $150.0 million was written down to $nil (Note 21).

        Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $1.3 million and $10.0 million for the years ended December 31, 2008 and 2007, respectively. No impairment loss occurred during the year ended December 31, 2006.

        Subscriber prepayments—MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of services provided are recorded as a

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        Revenue recognition—The Group records its revenues net of VAT. Revenues are recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery of goods and rendering of services has occurred; (iii) the fees are fixed and determinable; and (iv) collectibility of the fees is reasonably assured.

        MTS categorizes its revenue sources in the statements of operations as follows:

  •
  Service revenue and connection fees: (a) usage charges; (b) subscription fees; (c) value added service fees; (d) fees for connecting users of other operators' fixed line and wireless networks to MTS' network ("interconnect fees"); (e) roaming fees charged to other operators for guest roamers utilizing MTS network; (f) connection fees; and

  •
  Sales of handsets and accessories.

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

        Value added service fees—Value added service fees are determined based on the usage of airtime or the volume of data transmitted for value added services, such as short message services ("SMS"), including content services via SMS, internet usage and data services. The Group evaluates the criteria outlined in Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of services provided and related costs or the net amount earned as commissions. Revenue is recorded gross when MTS is the primary obligor in a transaction, has latitude in establishing prices and selecting suppliers of services, or has several but not all of these indicators.

        Roaming fees—MTS charges roaming per-minute fees to other wireless operators for non-MTS subscribers utilizing MTS network. MTS recognizes such revenues when the services are provided.

        Interconnect fees—Effective July 1, 2006, an amendment to the RF Federal Law on Communications implemented the "calling party pays" ("CPP") principle prohibiting mobile operators from charging their subscribers for incoming calls. Previously, MTS charged subscribers in Russia for incoming calls. Under the new system, MTS charges the telecommunication operators of the calling party for incoming calls, and, in its turn, MTS pays other operators for the outgoing calls of its subscribers.

        MTS recognizes interconnect fees for incoming calls to customers from fixed line or wireless networks owned by other operators in the month when services to the customer are actually provided.

        Connection fees—MTS defers the initial connection fees on its prepaid and postpaid tariff plans from the moment of initial signing of the contract with subscribers and activation of value added

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

services over the estimated average subscriber life. Based on management's analysis of the subscriber base in the regions where the Group operates the average expected subscriber life ranged from 14 to 60 months in 2008 and 2007.

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

        Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both accounts receivable and revenue. However, if the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service is classified as an expense. In particular, MTS sells handsets at prices below cost to contract subscribers. Such subsidies are recognized in the cost of handsets and accessories when the sale is recorded.

        Roaming discounts—During the years ended December 31, 2008 and 2007 the Group entered into a bilateral roaming discount agreements with a number of wireless operators. According to the terms of the agreements MTS is obliged to provide and entitled to receive a discount that is generally dependant on the volume of inter operator roaming traffic. The Group accounts for rebates received from and granted to roaming partners in accordance with EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor", and EITF Issue 00-22, "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future", respectively. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available information. The Group accounts for discounts received as a reduction of roaming expenses and rebates granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Cost of services—Expenses incurred by MTS in connection with the provision of wireless communication services mainly relate to interconnect and line rental costs, roaming expenses and costs of handsets and accessories sold.

        Calls made by MTS subscribers from areas outside of the territories covered by the Group's licenses are subject to roaming fees charged by the wireless providers in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with the subscriber, being a primary obligor in providing the services, bearing the credit risk and having latitude in establishing roaming prices. MTS charges its subscribers for roaming fees paid to other networks based on the Group's existing tariffs and records such roaming fees as service revenues at the time the services are rendered.

        Taxation—Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that the assets will not be realized.

        Accounting for uncertainty in income tax—On January 1, 2007, the Group adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109" ("FIN No. 48"). FIN No. 48 creates a single model to address uncertainty in tax position and clarifies the accounting for income taxes recognized by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. FIN No. 48 also provides guidance on recognition, measurement, classification, treatment of interest and penalties, disclosure and transition. The Group recognizes interests and penalties related to uncertain tax positions in income tax expense. The adoption of FIN No. 48 resulted in additional accruals for unrecognized tax benefits, potential penalties and interest in the total amount of $0.6 million, $5.7 million and $1.3 million, respectively, which were recorded as adjustments to retained earnings as of January 1, 2007 (see also Note 13).

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2008, 2007 and 2006, were $430.6 million, $374.9 million and $321.5 million, respectively.

        Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets' estimated useful lives. The capitalized interest costs for the years ended December 31, 2008, 2007 and 2006 were $69.1 million, $88.8 million and $70.3 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2008, 2007 and 2006, were $131.7 million, $129.9 million and $139.0 million, respectively.

        Government Pension Fund—The Group contributes to the local state pension and social funds, on behalf of all its employees.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        In Russia all social contributions are represented by a unified social tax ("UST") calculated by the application of a regressive rate from 26% to 2% of the annual gross remuneration of each employee. The UST is allocated to three social funds, including the pension fund, where the rate of contributions varies from 20% to 2%, depending on the annual gross salary of employee. These contributions are expensed as incurred. The amount of UST paid by the Group in Russia amounted to $62.5 million, $42.8 million and $35.8 million in 2008, 2007 and 2006, respectively.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in the Ukraine amounted to $14.4 million, $11.7 million and $9.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

        The Group does not participate in any pension funds other than described above.

        Earnings per share—Basic earnings per share ("EPS") have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees. There were 1,302,070, 1,397,256 and 1,435,001 stock options outstanding as at December 31, 2008, 2007 and 2006, respectively (see also Note 14).

        The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group's net income:

	December 31,
	2008	2007	2006
Weighted average number of common shares outstanding, basic	1,921,934,091	1,973,354,348	1,987,610,121
Dilutive effect of stock options, as if exercised	—	720,560	35,894

Weighted average number of common shares and potential shares outstanding, diluted	1,921,934,091	1,974, 074,908	1,987,646,015

        Financial instruments and hedging activities—From time to time in its acquisitions, the Group uses financial instruments, consisting of put and call options on all or part of the minority stakes of acquired companies, to defer payment of the purchase price and provide optimal acquisition structuring. These put and call options qualify as freestanding financial instruments and are accounted in accordance with the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and EITF 00-6, "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary."

        From time to time the Group enters into variable-to-fixed interest rate swap agreements to manage its exposure to variability in expected future cash flows of its variable-rate long term debt, which is caused by interest rate fluctuations. The Group accounts for these swaps in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." All derivatives are recorded as either assets or liabilities in the consolidated balance sheets and measured at their respective fair values.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        At the inception of a hedge, and on a quarterly basis, the Group performs an analysis to assess whether changes in the cash flows of its interest rate swap agreements are deemed highly effective in offsetting changes in the cash flows of the hedged debt. If at any time the correlation assessment indicates that the interest rate swap agreements are no longer highly effective as a hedge, the Group discontinues hedge accounting and all subsequent changes in fair value are recorded in net income (Note 11).

        The Group does not use financial instruments for trading purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the Luxemburg stock exchange quotes as of December 31, 2008, the $400.0 million Notes due in 2010 had a fair value of 90.5% or $362.0 million, and the $400.0 million Notes due in 2012 had a fair value of 80.0% or $320.0 million. Based on the MICEX stock exchange quotes as of December 31, 2008 the $255.0 million ruble-denominated Notes due in 2013 had a fair value of 99.3% or $253.0 million, the $255.0 million ruble-denominated Notes due in 2015 had a fair value of 99.0% or $253.0 million and the $268.5 million ruble-denominated Notes due in 2018 had a fair value of 91.2% or $245.9 million. As of December 31, 2008, the fair value of other fixed rate debt including capital lease obligations approximated its carrying value. The fair value of variable rate debt approximates its carrying value.

        Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is the reconciliation of total comprehensive income, net of tax for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Net income	$1,930,419	$2,071,504	$1,075,738
Effect of change in functional currency	—	358,997	—
Currency translation adjustment	(1,034,008)	256,390	41,315
Change in fair value of interest rate swaps, net of tax of $3,826, $352 and $794, respectively	(16,359)	(1,114)	(2,013)

Total comprehensive income	$880,052	$2,685,777	$1,115,040

        Stock-based compensation—Effective from January 1, 2006, MTS adopted the provisions of FASB Statement No. 123R, "Share-based payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123, "Accounting for stock-based compensation" ("SFAS No. 123"). Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

services received, in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments.

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

        New and recently adopted accounting pronouncements—In September 2006, the FASB issued FASB Statement No. 157, "Fair value measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements of fair value measurement. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurement and does not itself require any fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group adopted SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Group's financial position, results of operations or cash flows.

        SFAS No. 157 also established a hierarchy that classifies the inputs used to measure fair value. This hierarchy prioritizes the use of inputs used in valuation techniques into three levels based on observable and unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs, which require more judgment, are those inputs described above that reflect management's views on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

        The following fair value hierarchy table presents information regarding Group's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Liabilities:
Interest rate swap agreements	—	(20,892)	—	(20,892)

        The fair value of the Group's interest rate swap agreements is based on observable interest rate yield curves for similar instruments (Note 11).

        In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 offers an irrevocable option to carry the vast majority of financial assets and

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). Effective January 1, 2008, the Group adopted SFAS No. 159. On adoption and as of December 31, 2008, the Group did not elect to measure any financial instruments and liabilities at fair value other than those required to be accounted for at fair value under other accounting standards. Therefore, the adoption of SFAS No. 159 did not have any impact on the Group's financial position, results of operations or cash flows.

        In December 2007, the FASB issued FASB Statement No. 141R, "Business Combinations" ("SFAS No. 141R"), and FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). These statements change the way companies account for business combinations and noncontrolling interests (minority interests in current GAAP). SFAS No. 141R and SFAS No. 160 will require, among other changes: (a) more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; (b) liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period; (c) an acquirer to expense acquisition-related costs; and (d) noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. Both Statements are to be applied prospectively (with one exception related to income taxes) for fiscal years beginning on or after December 15, 2008. However, SFAS No.160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements, if presented. Both standards prohibit early adoption. The Group expects SFAS No.141R will have an impact on its accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

        In connection with the issuance of SFAS No. 160, EITF Topic D-98, "Classification and Measurement of Redeemable Securities" ("Topic D-98"), was revised to include the SEC Staff's views regarding the interaction between Topic D-98 and SFAS No. 160. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance required by Topic D-98 applies to noncontrolling interests (e.g., when the noncontrolling interest is redeemable at a fixed price or fair value by the holder or upon the occurrence of an event that is not solely within the control of the issuer). The revisions to Topic D-98 that are specific to accounting for noncontrolling interests should be applied no later than the effective date of SFAS No. 160. The Group is currently evaluating the impact that adoption of SFAS No. 160 and Topic D-98 will have on the accounting and disclosure of the Group's minority interest in K-Telecom.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Group does not expect significant impact of the adoption of SFAS No. 161 on its financial position, results of operations and cash flows.

        In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The objective of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

cash flows used to measure the fair value of the asset under SFAS No. 141R and other U.S. GAAP. FSP No. 142-3 applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Group expects FSP No. 142-3 will have an impact on its accounting for future acquisitions of intangible assets once adopted, but the effect is dependent upon the acquisitions that are made in the future.

        In November 2008, the FASB issued EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF Issue No. 08-6"). EITF Issue No. 08-6 considers the effects of the issuances of SFAS No. 141R and SFAS No. 160 on an entity's application of the equity method under Opinion 18, "The Equity Method of Accounting for Investments in Common Stock," i.e. determination of the initial carrying value of an equity-method investment, impairment assessment of an underlying indefinite-lived intangible asset of an equity-method investment, accounting for issuance of shares by an equity investee, and accounting for a change in an investment from the equity method to the cost method. EITF No. 08-6 is effective for transactions occurring in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The Group does not expect the adoption of EITF No. 08-6 to have a significant impact on its financial position, results of operations and cash flows.

        In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF Issue No. 08-7"). EITF Issue No. 08-7 applies to all acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. The EITF reached a consensus that a defensive intangible asset should be accounted for as a separate unit of accounting and should be assigned a useful life that reflects the entity's consumption of the expected benefits related to the asset, noting that it would be rare for a defensive intangible asset to have an indefinite life. This EITF Issue No. 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group expects EITF Issue No. 08-7 will have an impact on its accounting for future acquisitions of intangible assets once adopted, but the effect is dependent upon the acquisitions that are made in the future.

3.     BUSINESSES ACQUIRED

        MSS acquisition—In February 2008, MTS acquired an additional 9% stake in its Omsk subsidiary, Mobilnye Sistemy Svyazi, from a private investor for $16.0 million in cash. As a result of this transaction, MTS' ownership in the subsidiary increased to 100%. The transaction was accounted for using the purchase method. Preliminary allocation of the purchase price increased the recorded license cost by $8.8 million and customer base cost by $3.2 million. License costs are amortized over the remaining contractual terms of the license of approximately 3 years and the customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 60 months.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$5,645
Non-current assets	13,156
Customer base cost	2,260
Goodwill	21,077
Current liabilities	(7,737)
Non-current liabilities	(31,918)
Deferred taxes	4,209

Purchase price	$6,692

        Goodwill is mainly attributable to the synergy expected as a result of the acquisition and was assigned to the "Russia" operating segment. The amount of goodwill is not deductible for income tax purposes. The customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 60 months.

        K-Telecom acquisition—In September 2007, MTS acquired 80% stake in International Cell Holding Ltd, 100% indirect owner of K-Telecom CJSC, Armenia's wireless telecommunication operator. Along with acquisition, the Group entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010 and not later than July 2012. In accordance with put and call option agreement, the exercise price shall be fair value, as determined by an independent investment bank at the date the option is exercised subject to a cap of €200.0 million (equivalent of $281.9 million as of December 31, 2008). The option is valid until July 2012. The option was accounted for at fair value which was $nil at December 31, 2008.

        K-Telecom operates under the VivaCell brand in the GSM-900/1800 standard covering the entire territory of Armenia. The license is valid until the end of 2019.

        In accordance with sale and purchase agreement, MTS paid €260.0 million ($361.2 million as of the date of acquisition) for 80% of K-Telecom and €50.0 million ($69.0 million as of the date of acquisition) shall be paid out to the sellers in the course of three years from 2008 to 2010 provided certain agreed financial targets are met by K-Telecom. Based on K-Telekom's financial results for the year ended December 31, 2007, €10.0 million ($14.7 million as of December 31, 2007) was recognized as a liability in the accompanying consolidated balance sheet as of December 31, 2007 and included in the purchase price of K-Telecom.In conjunction with the acquisition, MTS extended a €140.0 million ($194.5 million as of date of acquisition) loan to K-Telecom for repayment of payables for equipment and other liabilities due as of the date of acquisition to PMF Telecommunications, an entity affiliated to the sellers. As a result, K-Telekom's liabilities to the seller and its affiliates were settled. The loan is eliminated in consolidation and is not part of the purchase price. Finders and consultants fees paid in connection with the business combination and included in the purchase price were $26.7 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        In accordance with the terms of the sale and purchase agreement, based on K-Telekom's financial results for the year ended December 31, 2008, €20.0 million ($28.2 million as of December 31, 2008) was accounted for as the adjustment to purchase price and recoginized as as a liability in the accompanying consolidated balance sheet as of December 31, 2008. If and when future financial targets are met, additional adjustments to the purchase price will be made.

        Goodwill is mainly attributable to the economic potential of Armenia, given the low mobile penetration level of the market. Goodwill is not deductible for income tax purposes.

        The customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 46 months.

        Uzdunrobita acquisition—In June 2007, MTS purchased an additional 26% stake in Uzdunrobita, a mobile telecom operator in Uzbekistan, from a private investor for $250.0 million in cash. Previously MTS owned 74% of Uzdunrobita. As a result of this transaction, MTS' ownership increased to 100%. The transaction was accounted for using the purchase method. Allocation of the purchase price increased the recorded license cost by $155.7 million, customer base cost by $6.5 million, and property plant and equipment cost by $5.4 million. Additionally, $35.0 million was recognized as goodwill. Goodwill is not deductible for income tax purposes and is mainly attributable to the economic potential of the markets where Uzdunrobita operates.

        License costs are amortized over the remaining contractual terms of the licenses of approximately 9 years and the customer base is amortized over the estimated average subscriber's life of approximately 20 months.

        Dagtelecom acquisition—In July 2006, MTS acquired a 74.99% controlling stake in Dagtelecom for a cash consideration of $14.7 million. Dagtelecom is a GSM-900 mobile services provider in the Republic of Dagestan, Russia. In conjunction with this acquisition, the Group entered into a put and call option agreement to buy the remaining stake at fair market value within an exercise period commencing from September 1, 2009 and ending in July 2021, for the put option, and from 2009 to 2010 for the call option. The fair value of the option was $nil at December 31, 2008 and 2007.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        Goodwill is mainly attributable to the economic potential of the "Russia" operating segment. Goodwill is not deductible for income tax purposes.

        The customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 60 months.

        In January 2009, the Group received a put notice from the holder of the minority stake in Dagtelecom and therefore subsequently acquired the remaining stake (Note 23).

4.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2008 and 2007 comprised the following:

	December 31,
	2008	2007
Ruble current accounts	$106,605	$71,457
Ruble deposit accounts	126,275	61,517
U.S. Dollar current accounts	95,747	15,143
U.S. Dollar deposit accounts	35	255,293
Euro current accounts	5,698	7,675
Euro deposit accounts	423,150	—
Hryvnia current accounts	1,462	3,550
Hryvnia deposit accounts	1,948	6,931
Uzbek som current accounts	229,904	121,719
Uzbek som deposit accounts	57,430	45,736
Turkmenian manat current accounts	1,496	22,154
Armenian dram current accounts	4,162	14,777
Armenian dram deposit accounts	4,890	8,546

Total cash and cash equivalents	$1,058,802	$634,498

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

5.     SHORT-TERM INVESTMENTS

        As of December 31, 2008 the Group's short-term investments comprised the following:

	Annual interest rate	Maturity Date	December 31, 2008
Deposit in OJSC Moscow Bank of Reconstruction and Development (Note 15)	10.3%	July 2009	$30,000
Deposit in OJSC Moscow Bank of Reconstruction and Development (Note 15)	7.5%	June 2009	15,000
Other			718

Total short-term investments			$45,718

        Beta Link—During the year ended December 31, 2008 the Group granted a short-term loan in the amount of $28.2 million to Beta Link with a maturity date of December 2, 2009 and related interest of 9.0%. The Group had 49.0% of shares of Beta Link assigned as collateral pursuant to the loan agreement. As of December 31, 2008, the Group's management became aware of the deteriorated financial position of Beta Link. Further, in March 2009, Beta Link filed a bankruptcy petition to the Arbitration Court of Moscow. The Group's management believes that a probable risk exists that such loan may not be recovered. Accordingly, an allowance for the entire loan amount was recorded in the provision for doubtful accounts in the accompanying statement of operations for the year ended December 31, 2008.

        As of December 31, 2007 short-term investments comprised the following:

	Annual interest rate	Maturity Date	December 31, 2007
OJSC Moscow Bank of Reconstruction and Development (Note 15)	6.6%	June 2008	$15,000
Other			776

Total short-term investments			$15,776

6.     TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2008 and 2007 comprised the following:

	December 31,
	2008	2007
Accounts receivable, subscribers	$116,622	$180,411
Accounts receivable, interconnect	93,967	148,902
Accounts receivable, dealers	86,821	16,660
Accounts receivable, roaming	33,958	44,525
Accounts receivable, other	36,882	39,590
Allowance for doubtful accounts	(47,691)	(43,480)

Trade receivables, net	$320,559	$386,608

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Balance, beginning of the year	$43,480	$47,435	$39,919
Provision for doubtful accounts receivable	90,112	55,170	84,858
Accounts receivable written off	(76,678)	(62,276)	(77,342)
Currency translation adjustment	(9,223)	3,151	—

Balance, end of the year	$47,691	$43,480	$47,435

7.     INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2008 and 2007, comprised the following:

	December 31,
	2008	2007
Spare parts for base stations	$45,406	$52,069
SIM cards and prepaid phone cards	29,673	33,315
Handsets and accessories	24,026	18,263
Advertising materials	2,966	7,802
Other materials	8,419	29,483

Total inventory and spare parts	$110,490	$140,932

        Other materials mainly consist of stationery, fuel and auxiliary materials.

        Obsolescence expense for the years ended December 31, 2008, 2007 and 2006, amounted to $1.3 million, $nil and $nil, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations. Spare parts for base stations included in inventory are expected to be utilized within the twelve months following the balance sheet date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

8.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2008 and 2007, was as follows:

	December 31,
	2008	2007
Network, base station equipment (including leased network and base station equipment of $1,281 and $1,533, respectively) and related leasehold improvements	$6,502,590	$6,374,063
Office equipment, computers and other	634,850	641,095
Buildings and related leasehold improvements	354,761	352,313
Vehicles (including leased vehicles of $12,114 and $13,269, respectively)	45,553	40,973

Property, plant and equipment, at cost	7,537,754	7,408,444
Accumulated depreciation (including accumulated depreciation on leased equipment of $5,391 and $5,625)	(3,409,495)	(3,079,376)
Equipment for installation	450,605	748,447
Construction in progress	1,321,265	1,529,800

Property, plant and equipment, net	$5,900,129	$6,607,315

        Depreciation expenses during the years ended December 31, 2008, 2007 and 2006, amounted to $1,372.2 million, $999.0 million and $689.7 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $3.3 million, $2.8 million and $2.3 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

9.     OTHER INTANGIBLE ASSETS AND GOODWILL

        Intangible assets as of December 31, 2008 and 2007, comprised the following:

		December 31, 2008			December 31, 2007
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240 months	$1,173,304	$(638,691)	$534,613	$1,280,614	$(604,635)	$675,979
Acquired customer base	20 to 60 months	103,807	(41,932)	61,875	205,510	(105,714)	99,796
Rights to use radio frequencies	2 to 15 years	205,922	(48,622)	157,300	199,981	(69,398)	130,583
Accounting software	13 to 60 months	94,027	(41,140)	52,887	130,968	(48,291)	82,677
Numbering capacity with finite contractual life	2 to 10 years	88,517	(75,971)	12,546	102,857	(82,701)	20,156
Office software	13 to 60 months	57,833	(20,366)	37,467	45,577	(27,471)	18,106
Other	3 to 50 years	20,538	(5,175)	15,363	18,593	(11,537)	7,056

		1,743,948	(871,897)	872,051	1,984,100	(949,747)	1,034,353

Unamortized intangible assets
Goodwill		377,982	—	377,982	359,450	—	359,450
Numbering capacity with indefinite contractual life		37,346	—	37,346	36,060	—	36,060

Total other intangible assets		$2,159,276	$(871,897)	$1,287,379	$2,379,610	$(949,747)	$1,429,863

        As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of two to ten years in accordance with the terms of the contract to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

        Amortization expense for the years ended December 31, 2008, 2007 and 2006, amounted to $415.2 million, $294.8 million and $195.0 million, respectively. Based on the amortizable intangible assets existing at December 31, 2008, the estimated amortization expense is $293.5 million for 2009, $239.0 million for 2010, $159.5 million for 2011, $92.8 million for 2012, $22.8 million for 2013 and $64.5 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The change in the net carrying amount of goodwill for 2008 and 2007 by reportable segments was as follows:

	Russia	Ukraine	Other	Total
Balance as of December 31, 2006	$110,992	$8,000	$46,470	$165,462
Acquisitions (Note 3)	5,123	—	155,544	160,667
Currency translation adjustment	18,703	—	14,618	33,321

Balance as of December 31, 2007	134,818	8,000	216,632	359,450
Acquisitions (Note 3)	16,366	—	29,222	45,588
Currency translation adjustment	(23,873)	(2,492)	(691)	(27,056)

Balance as of December 31, 2008	$127,311	$5,508	$245,163	$377,982

10.   DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2008 and 2007, were as follows:

	2008	2007
Balance at the beginning of the year	$53,489	$79,607
Payments received and deferred during the year	52,422	42,446
Amounts amortized and recognized as revenue during the year	(55,705)	(75,404)
Currency translation adjustment	(9,962)	6,840

Balance at the end of the year	40,244	53,489
Less: current portion	(23,795)	(32,644)

Non-current portion	$16,449	$20,845

        MTS defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

11.   BORROWINGS

        As of December 31, 2008 and 2007, the Group's borrowings comprised the following:

	December 31,
	2008	2007
Notes:
9.75% Notes due 2008	$—	$400,000
8.38% Notes due 2010	400,000	400,000
8.00% Notes due 2012	399,463	399,314
14.01% Notes due 2013	255,272	—
14.01% Notes due 2015	255,272	—
8.70% Notes due 2018	268,533	—
Less: current portion	—	(400,000)

Total notes, long-term	$1,578,540	$799,314

Bank loans	$2,490,995	$2,197,172
Less: current portion	(1,181,039)	(309,977)

Total bank loans, long-term	$1,309,956	$1,887,195

Capital lease	5,699	5,181
Less: current portion	(2,690)	(3,305)

Total capital lease, long-term	$3,009	$1,876

        Notes—On January 30, 2003, MTS Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $400.0 million 9.75% notes at par value. Proceeds received from the notes issue were $400.0 million and related issuance costs of $3.9 million were capitalized. These notes were fully and unconditionally guaranteed by MTS OJSC and matured on January 30, 2008. MTS Finance was required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes were listed on the Luxembourg Stock Exchange. These notes were redeemed in January 2008.

        On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par value. The cash proceeds from the notes were $395.4 million and related issuance costs of approximately $4.6 million were capitalized. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        On June 24, 2008, the Group issued 10,000,000 Russian ruble-denominated notes with an aggregate face value of 10.0 billion rubles (equivalent of $423.9 million as of the date of transaction) at par value. Related issuance costs totaled $0.6 million and were capitalized. MTS is required to make interest payments on the notes semi-annually in arrears in December and June, commencing on December 23, 2008. The notes carry a coupon of 8.7% per annum during the two years ending June 22, 2010. Sequential coupons are set by the issuer. MTS has an unconditional obligation to repurchase the notes at par value if claimed by the holders of the notes subsequent to the announcement of the sequential coupon. The notes mature on June 12, 2018 and are fully and unconditionally guaranteed by MTS-Capital LLC, a subsidiary of MTS OJSC. The notes are listed on the MICEX.

        The following additional transactions in relation to these notes also took place:

  •
  On December 16, 2008, the Group repurchased 2,377,540 notes outstanding at par value of 2.4 billion rubles (equivalent of $85.5 million as of the date of transaction), 300,000 of which were subsequently resold to a third party bank for 266.9 million rubles (equivalent of $9.3 million as of the date of transaction) on December 26, 2008.

  •
  On December 25, 2008, the Group entered into a repurchase agreement with the Bank of Moscow. Under the terms of the agreement, the Bank of Moscow acquired 1,000,000 notes for 680.0 million rubles (equivalent of $23.7 million as of the date of transaction) subject to an obligation of the Group to repurchase, and the Bank of Moscow to resell, the notes for 679.9 million rubles (equivalent of $23.1 million as of December 31, 2008) on January 12, 2009. As of December 31, 2008, the balance outstanding under this arrangement equaled $23.1 million and was classified as debt in the accompanying balance sheet.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2008 the Group recorded the notes payable balance related to this issue in the amount of $268.5 million.

        On October 23 and 28, 2008 MTS OJSC issued two Russian ruble-denominated notes (Issue I and Issue II) with an aggregate face value of 10.0 billion rubles each (equivalent of $371.5 million and $365.6 million, respectively, as of the dates of the transactions) at par value. Notes in the amount of 2.5 billion rubles (equivalent of $92.8 million as of the date of transaction) from Issue I and in the amount of 2.5 billion rubles from Issue II (equivalent of $91.4 million as of the date of transaction) were purchased at initial placement by Bastion LLC, a wholly-owned subsidiary of the Group. The notes under Issue I and Issue II mature on October 17, 2013 and on October 20, 2015, respectively. The notes carry a coupon of 14.01% per annum during the eighteen month periods ending April 22 and 27, 2010 for Issue I and Issue II, respectively. Coupons for subsequent periods will be determined by MTS. The notes are both subject to a put option in 2010 after the expiration of the above mentioned 18-month periods. MTS is required to make payments on the notes semi-annually in arrears in April and October, commencing on April 23, 2009 and April 28, 2009 respectively. The notes are fully and unconditionally guaranteed by MTS-Capital LLC, a subsidiary of MTS OJSC. The notes are listed on the MICEX. Related debt issuance costs in the amount of $5.8 million were capitalized. As of December 31, 2008 the notes payable balance under Issue I and Issue II amounted to $255.3 million each.

        The indenture governing the notes contains certain covenants which limit the Group's ability to delist the notes from the MICEX and delay the coupon payments.

        Management believes that the Group is in compliance with all restrictive note covenants as of December 31, 2008.

        As mentioned above, the ruble-denominated notes issued in 2008 are all subject to put option in 2010 and therefore can be defined as callable obligations under FASB Statement No. 78, "Classification of Obligations That Are Callable by the Creditor" ("SFAS No. 78"), as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of coupons for the coupon period starting on June 23, 2010 for the notes issued in June 2008 and on April 23 and 28, 2010 for the notes issued in October 2008. SFAS No. 78 requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the notes holders. The Group discloses the notes as maturing in 2010 in the aggregated maturities schedule represented below as 2010 represents the reporting period when the notes holders will first have the unilateral right to demand repurchase.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Bank loans—As of December 31, 2008 and 2007, the Group's loans from banking institutions were as follows:

			December 31,
		Annual interest rate (actual rate at December 31, 2008)
	Maturity		2008	2008
U.S. Dollar-denominated bank loans	2009-2015	LIBOR+0.13%-3.10% (1.88%-4.85%)	$2,012,876	$2,143,181
Euro-denominated loan from Gazprombank	2009-2011	12.00%+2.00% commision	423,150	—
Other Euro-denominated bank loans	2009-2014	EURIBOR+0.35%-0.65% (3.35%-3.65%)	31,762	53,299
RUR-denominated bank loans	2009	8.70%	23,142	—
Other loans	various	various	65	692

Total bank loans			$2,490,995	$2,197,172

        The Group's loans include the syndicated U.S. Dollar denominated bank loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, and Sumitomo Mitsui Banking Corporation Europe Limited). This facility allows the Group to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April, 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. As of December 31, 2008 and 2007, the balances outstanding under the facility totaled $1,168.5 million and $1,330.0 million, respectively.

        In August 2008 the Group signed a loan facility agreement with Skandinaviska Enskilda Banken AB for $270.3 million. The facility is available in two parts—$255.0 million ("Equipment facility") and $15.3 million ("EKN Premium Facility"). These funds are to be used to acquire telecommunication equipment from Ericsson AB. The Equipment facility agreement is available in three tranches of $80.0 million, $80.0 million and $95.0 million. The EKN Premium Facility is available in three tranches of $4.8 million, $4.8 million and $5.7 million. The facility bears interest of LIBOR + 0.225%. As of December 31, 2008 the Group has drawn $79.5 million of the first tranche, $59.1 million of the second tranche and $20.4 million of the third tranche under the "Equipment facility". The tranches are repayable in seventeen equal semiannual installments, commencing January 15, 2009 for the first tranche, May 4, 2009 for the second tranche and February 2, 2009 for the third tranche. A management fee of $0.5 million was paid in accordance with the agreement and capitalized. The commitment fee is 0.0625%, calculated on a daily basis on such portion of the total commitments not yet disbursed.

        On December 23, 2008 MTS entered into a credit facility agreement with EBRD to finance its investing activities in Russia, Uzbekistan and Turkmenistan. The facility allows borrowing of up to €

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

225.0 million and will be available in two tranches of €115.0 million and €110.0 million bearing interest of EURIBOR + 6.1% and EURIBOR + 5.9%, respectively. The margin for the second tranche can be increased at the sole descretion of EBRD which will automatically result in an increase of margin for the first tranche as it is determined as the margin for the second tranche plus 0.2%. The availability period established for the facility is March 1, 2009 to December 31, 2009.

        On December 30, 2008 the Group entered into a credit agreement with Gazprombank for a total amount €300.0 million ($423.2 million as of December 31, 2008) with an interest rate of 12.0% per annum. In addition to the interest, MTS is to pay a commission of 2% per annum on the outstanding amount of the facility on a monthly basis. Gazprombank is entitled to revise the interest rate at any time during the term of the agreement. MTS is not allowed to use the received funds for refinancing or stocks acquisitions purposes. The loan is repayable in three equal installments in December 2009, December 2010 and June 2011 respectively.

        The loans are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates. Management believes that as of December 31, 2008 the Group is in compliance with all existing bank loan covenants.

        As of December 31, 2008, the Group's total available credit facilities amounted to $111.3 million, which related solely to the loan facility agreement with Skandinavska Enskilda Banken AB.

        The following table presents the aggregated scheduled maturities of the notes and bank loans principal outstanding as of December 31, 2008:

	Notes	Bank loans
Payments due in the year ended December 31,
2009	$—	$1,181,039
2010	1,179,077	518,637
2011	—	398,163
2012	399,463	149,421
2013	—	146,786
Thereafter	—	96,949

Total	$1,578,540	$2,490,995

        Hedges—In January 2006, the Group entered into a variable-to-fixed interest rate swap agreement with HSBC Bank to hedge MTS' exposure to variability of future cash flows caused by the change in EURIBOR related to the borrowed loan. MTS agreed with HSBC Bank to pay a fixed rate of 3.29% and receive a variable interest of EURIBOR on €26.0 million for the period from April 28, 2006, up to October 29, 2013.

        In December 2007, the Group entered into several variable-to-fixed interest rate swap agreements with HSBC Bank, Rabobank, Citibank N.A. and ING Bank N.V. to hedge MTS' exposure to variability of future cash flows caused by the change in LIBOR related to the borrowed loans.

        MTS agreed with HSBC Bank to pay a fixed rate of 4.14% and receive a variable interest of LIBOR on $96.1 million for the period from March 31, 2008, to September 30, 2014. MTS agreed with Rabobank to pay a fixed rate of 4.16% and receive a variable interest of LIBOR on $86.1 million for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

the period from April 09, 2008, to April 09, 2014. MTS agreed with Citibank N.A. to pay a fixed rate of 4.29% and receive a variable interest of LIBOR on $53.5 million for the period from September 28, 2007, to September 30, 2013. Two agreements were signed with ING Bank N.V. Under the first agreement MTS pays to ING Bank N.V. a fixed rate of 4.19% and receive a variable interest of LIBOR on $92.6 million for the period from February 29, 2008, to February 28, 2014. Under the second agreement, MTS pays to ING Bank N.V. a fixed rate of 4.41% and receives a variable interest of LIBOR on $67.0 million for the period from July 16, 2007, to January 15, 2014.

        In October 2008, the Group entered into two interest rate swap agreements with HSBC Bank. MTS agreed to pay a variable interest of LIBOR and receive a fixed rate of 3.67% on $88.7 million for the period from September 30, 2008 to September 30, 2014. Additionally, MTS agreed to pay a fixed rate of 3.73% and receive a variable interest of LIBOR on $81.3 million for the period from November 24, 2008 to May 27, 2014.

        As of December 31, 2008, the Group recorded a liability of $20.9 million in relation to the above hedge contracts in the accompanying consolidated balance sheet and a loss of $16.7 million, net of tax of $4.2 million, to other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the changes in fair value of these agreements.

        These instruments qualified as cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2008, the outstanding hedges were highly effective. Approximately $4.3 million of net loss is expected to be reclassified into net income during the next twelve months.

12.   ACCRUED LIABILITIES

        As of December 31, 2008 and 2007, accrued liabilities comprised the following:

	December 31,
	2008	2007
Accruals for services	$192,205	$187,062
Accrued payroll and vacation	104,448	101,901
Accruals for payments to social funds	34,211	53,109
Accruals for taxes	98,930	60,905
Interest payable on debt	46,470	61,528

Total accrued liabilities	$476,264	$464,505

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

13.   INCOME TAX

        MTS' provision for income taxes was as follows for the years ended December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
Current provision for income taxes	$839,959	$830,358	$709,130
Deferred income tax benefit	(209,338)	(92,088)	(133,027)

Total provision for income taxes	$630,621	$738,270	$576,103

        The statutory income tax rates in jurisdictions in which the Group operates for 2008 were as follows: Russia—24.0%, Ukraine—25.0%, Uzbekistan—3.4%, Turkmenistan—20.0%, and Armenia—20.0%.

        In 2008, the income tax rate of 20.0% was enacted in Russia for periods starting January 1, 2009. The Group adjusted deferred tax liabilities and assets as of December 31, 2008 for the effect of this change in the income tax rate. The effect is included in the consolidated statement of operations for the year ended December 31, 2008.

        The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Statutory income tax rate for year	24.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	2.0	1.0	2.9
Currency exchange and transaction loss	0.5	0.1	2.8
Income tax provision under FIN No. 48	0.3	0.6	—
Effect of change in the income tax rate in Russia	0.5	—	—
Effect of revaluation of UMC tax base	(2.0)	—	—
Effect of different tax rate of foreign subsidiaries	(1.2)	0.2	0.3
Bitel investment and liability write off, not deductible for tax purposes	—	—	4.6
Other	0.4	0.2	—

Effective income tax rate	24.5%	26.1%	34.6%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2008 and 2007:

	December 31,
	2008	2007
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$165,417	$138,781
Other intangible assets	8,967	—
Deferred connection fees	8,596	12,908
Subscriber prepayments	17,057	24,341
Accrued expenses	146,928	95,636
Allowance for doubtful accounts	12,417	1,220
Inventory obsolescence	2,004	5,325
Other	6,236	2,929

Total deferred tax assets	367,622	281,140

Deferred tax liabilities
Licenses acquired	$(85,542)	$(131,621)
Depreciation of property, plant and equipment	(36,853)	(63,484)
Customer base	(1,211)	(4,113)
Other intangible assets	(21,326)	(18,807)
Debt issuance cost	(7,446)	(14,184)
Other	(29,777)	(26,636)

Total deferred tax liabilities	(182,155)	(258,845)

Net deferred tax asset	185,467	22,295

Net deferred tax asset, current	$192,847	$136,466
Net deferred tax asset, non-current	$62,093	$—
Net deferred tax liability, long-term	$(69,473)	$(114,171)

        The Group does not record a deferred tax liability related to the undistributed earnings of UMC, Uzdunrobita, K-Telekom and BCTI as it intends to permanently reinvest these earnings. The undistributed earnings of UMC in accordance with local statutory accounting regulations amounted to $1,268.7 million and $1,715.1 million for the years ended December 31, 2008 and 2007, respectively (unaudited). The undistributed earnings of Uzdunrobita, K-Telecom and BCTI in accordance with local statutory accounting regulations amounted to $401.6 million, $130.4 million and $ 42.7 million, respectively (unaudited).

        As of December 31, 2008 certain deferred tax assets totaling $114.8 million require filing of adjusted income tax returns for the years ended December 31, 2008, 2007 and 2006 with tax authorities to realize the tax benefits. Management intends to file the adjusted tax returns within the statutory time limitations for filing and therefore believe that these deferred tax assets are more likely than not to be realized.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2008 and 2007, the Group included accruals for uncertain tax positions in the amount of $6.1 million and $29.2 million, respectively, as a component of income tax payable.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance, beginning of the year	$29,213	$7,610
Additions based on tax position related to the current year	17,632	20,643
Additions based on tax positions related to prior years	—	5,933
Reduction in tax positions related to prior years	(10,204)	(1,345)
Settlements with tax authorities	(31,456)	(3,628)
Currency translation adjustment	962	—

Balance, end of the year	$6,147	$29,213

        As of December 31, 2008, the Group also accrued interest and penalties related to unrecognized tax benefits of $0.6 million and $1.2 million, respectively (comparing to $2.5 million and $1.9 million as of December 31, 2007). The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

14.   SHARE BASED COMPENSATION

The Stock Option Plan

        In 2000, MTS established a stock bonus plan and stock option plan ("the Stock Option Plan") for selected officers and key employees. During its initial public offering in 2000 MTS allotted 9,966,631 shares of its common stock to fund the Stock Option Plan. Since 2002, MTS has made several grants pursuant to its stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with MTS. The options are exercisable within two weeks after the vesting date, and, if not exercised, are forfeited. The exercise price of the options equaled the average market share price during the one hundred day period preceding the grant date.

        In April 2008, the Board of Directors allotted an additional 651,035 ADSs (or 3,255,175 shares) to fund a Stock Option award to MTS' chief executive officer. The award vesting period is up to two years contingent upon employment with MTS. The award will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and CIS, in each case in terms of revenue, and cumulative percentage of MTS' market capitalization growth since the grant date exceeds the predetermined threshold of 15%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        A summary of the status of the Group's Stock Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollars	Weighted average grant date fair value of options (per share), U.S. Dollars	Aggregate intrinsic value
Outstanding at December 31, 2005	3,187,240	$6.47	$2.02	$2,455

Granted	—	—	—	—
Exercised	(639,357)	5.95	2.36
Forfeited	(1,112,882)	6.23	2.17

Outstanding at December 31, 2006	1,435,001	$6.89	$1.74	$743

Granted	1,778,694	6.31	5.95
Exercised	(848,126)	6.89	1.74
Forfeited	(968,313)	6.66	2.65

Outstanding at December 31, 2007	1,397,256	$6.31	$4.05	$5,236

Granted	1,302,070	15.93	2.44
Exercised	(1,397,256)	6.31	4.05
Forfeited	—	—	—

Outstanding at December 31, 2008	1,302,070	$15.93	$2.44	$—

        The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $7.4 million, $0.4 million and $0.7 million, respectively.

        Stock options outstanding as of December 31, 2008 will vest during the period ended July 1, 2010. None of the stock options outstanding as of December 31, 2008 were exercisable and therefore had a negative intrinsic value.

        Compensation cost under Stock Option Plan of $3.5 million, $2.8 million and $1.7 million was recognized in consolidated statements of operations during the years ended December 31, 2008, 2007 and 2006 respectively.

        The fair value of options granted during the year ended December 31, 2007 was estimated using the lattice model based on the following assumptions:

2007
Risk free rate	3.1%
Expected dividend yield	0.3%
Expected volatility	40.3%
Expected life, years	2
Fair value of options (per share), U.S. Dollar	$5.95

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The fair value of options granted during the year ended December 31, 2008 was estimated using the Monte-Carlo simulation model based on the following assumptions:

2008
Risk free rate	2.3%
Present value of expected dividends, U.S. Dollars	$4.17
Expected volatility	40.0%
Expected life, years	2
Fair value of options (per share), U.S. Dollar	$2.44

        The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Stock Option awards will be achieved and only recognize expense for those awards expected to vest. The effect of the estimated forfeitures on Group's operations was $2.3 million, $1.7 million and $1.0 million in 2008, 2007 and 2006, respectively.

        As of December 31, 2008, there was $1.8 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under the Stock Option Plan. This amount will be recognized over the period through July 1, 2010.

The Phantom Stock Plan

        In June 2007, MTS' board of directors approved the Phantom Stock Plan to provide deferred compensation to certain key employees (the "Participants") of the Group during 2007-2011. The plan is based on units equivalent to MTS ADSs (the "Phantom ADSs"). Each Phantom ADS is the equivalent of five MTS common shares. Under the Phantom Stock Plan, the Participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted, upon vesting of the award. The average vesting period is two years from the grant date, contingent upon the continuing employment of the Participants by the Group. Further, the award shall vest only if at the end of the vesting period the cumulative percentage of MTS market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors for the same period.

        In April 2008, the Phantom Stock Plan was amended to increase the number of Phantom ADSs available under the plan from the initial 3,600,000 to 9,556,716 ADSs and to increase the number of Participants potentially eligible for the Plan to up to 420 top- and mid-level managers of the Group. Further, under the amended Plan, the Phantom ADSs granted in 2008 and thereafter will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and CIS, in each case in terms of revenue, and the cumulative percentage of MTS' market capitalization growth since the grant date exceeds the predetermined threshold of 15%. At the end of the vesting period, participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted and adjusted by the ratio that reflects actual market capitalization growth rate. During the year ended December 31, 2008, 6,676,716 ADSs were granted to the participants, 4,562,830 of which were granted on May 1, 2008 (Phantom Grant 2008 (I)) and 2,113,886 ADSs were granted on July 1, 2008 (Phantom Grant 2008 (II)). The award of Phantom Grant 2008 (I) and (II) will vest in

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

14 and 24 months, respectively, after the grant date, contingent upon the continuing employment of the Participants.

        A summary of the status of the Group's Phantom Stock Plan is presented below:

	Number of ADSs	Weighted average exercise price (per ADS), U.S. Dollar	Weighted average fair value of options (per ADS), U.S. Dollar	Aggregate intrinsic value
Outstanding at December 31, 2006	—	—	—	—
Granted	720,000	56.79	44.00
Exercised	—	—	—
Forfeited	(36,664)	56.79	44.00

Outstanding at December 31, 2007	683,336	$56.79	$44.0	$30,750

Granted	6,676,716	76.64	0.68
Exercised	—	—	—
Forfeited	(1,346,442)	72.02	0.88

Outstanding at December 31, 2008	6,013,610	$75.41	$0.78	$—

        All Phantom Shares outstanding as of December 31, 2008 are non-vested and will vest in 2009 and 2010. None of the Phantom Shares were exercisable as of December 31, 2008 and therefore had a negative intrinsic value.

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2008, were estimated using the Monte-Carlo simulation technique based on the following assumptions:

	Phantom stock grant 2007	Phantom stock grant 2008 (I)	Phantom grant 2008 (II)
Risk free rate	0.2%	0.4%	0.4%
Present value of expected dividends, U.S. Dollars	2.7	2.7	4.1
Expected volatility	135%	90%	90%
Remaining vesting period, years	0.5	0.5	1.5
Fair value of phantom share award (per phantom share), U.S. Dollar	2.00	0.07	1.99

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2007, were estimated using the Monte-Carlo simulation technique based on the following assumptions:

Phantom stock grant 2007
Risk free rate	3.1%
Present value of expected dividends, U.S. Dollars	$5.3
Expected volatility	40.3%
Remaining vesting period, years	1.5
Fair value of phantom share award (per share), U.S. Dollar	$8.8

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        For the year ended December 31, 2008 a reversal of previously recorded expense in the amount of $8.9 million was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $1.8 million.

        The compensation cost under the Phantom Stock Grant 2008 (I) and (II) recognized in the consolidated statement of operations for the year ended December 31, 2008 amounted to $1.3 million and the related deferred tax benefit amounted to $0.3 million.

        The compensation cost under the Phantom Stock Plan recognized in consolidated statement of operations for the year ended December 31, 2007 amounted to $7.6 million and the related deferred tax benefit amounted to $1.8 million.

        As of December 31, 2008, there was $3.1 million of total unrecognized compensation cost related to non-vested Phantom ADSs. This amount is expected to be recognized over a weighted-average period of 1.4 years. The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Phantom ADSs awards will be achieved and only recognize expense for those awards expected to vest. The Group's estimated forfeiture rate was 5.1%. The effect of forfeitures amounted to $1.5 and $2.0 million for the years ended December 31, 2008 and 2007, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

15.   RELATED PARTIES

        Related parties balances as of December 31, 2008 and 2007 comprised the following:

	December 31,
	2008	2007
Accounts receivable:
TS-Retail	$16,271	$8,578
Glaxen	12,215	—
MGTS for interconnect	9,438	2,631
MTT for interconnect	5,664	3,029
Comstar UTS for interconnect	3,934	6,048
Other	2,162	4,718

Total accounts receivable, related parties	$49,684	$25,004

Accounts payable:
Sitronics	$74,994	$99,816
Kvazar-Micro.ru	68,782	20,230
Maxima for advertising	15,168	1,266
MTT for interconnect	8,252	19,197
Mediaplanning for advertising	6,118	2,609
Comstar UTS for interconnect	4,254	6,825
Sitronics Smart Technologies for SIM and prepaid phone cards	2,837	5,754
Sistema Telecom	2,697	1,728
MGTS for interconnect	1,556	1,833
Other	2,220	995

Total accounts payable, related parties	$186,878	$160,253

        Transactions with major related parties are described below.

        Moscow Bank of Reconstruction and Development ("MBRD")—MTS maintains certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2008 and 2007, MTS cash position at MBRD amounted to $211.5 million and $321.7 million in current accounts, respectively. Deposit accounts at MBRD amounted to $149.2 million and $265.0 million as of December 31, 2008 and 2007, respectively. Deposit accounts in MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $45.0 million and $15.0 million as of December 31, 2008 and 2007, respectively, which are classified as short-term investments in the accompanying consolidated balance sheets. The interest accrued on the deposits for the years ended December 31, 2008, 2007 and 2006, amounted to $21.1 million, $18.9 million and $4.8 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Moscow City Telephone Network ("MGTS")—During the years ended December 31, 2008, 2007 and 2006, MTS had interconnect and line rental agreements with MGTS, a subsidiary of Sistema, and rented a cable plant from MGTS for the installation of optic-fiber cable. MTS also rented buildings for administrative offices as well as premises for switchboard and base station equipment. Interconnect,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

line rental and technical premises rental expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $18.3 million, $16.3 million and $13.1 million, respectively. Interconnect revenue for the years ended December 31, 2008, 2007 and 2006 amounted to $32.5 million, $25.2 million and $7.9 million, respectively.

        MTT—During the years ended December 31, 2008, 2007 and 2006, MTS had interconnect and line rental agreements with MTT, a subsidiary of Sistema. Interconnect revenue for the years ended December 31, 2008, 2007 and 2006 amounted to $91.0 million, $62.0 million and $29.4 million, respectively. Interconnect expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $176.3 million, $83.1 million and $69.3 million, respectively.

        Comstar UTS ("Comstar")—MTS had interconnect, line and numbering capacity rental agreements with Comstar, Telmos and MTU-Inform, subsidiaries of Sistema. During the year ended December 31, 2007 Telmos and MTU-Inform merged with Comstar. Revenue under agreements with these entities for the years ended December 31, 2008, 2007 and 2006, amounted to $22.1 million, $10.0 million and $1.7 million, respectively. Interconnect and line rental expenses for the years ended December 31, 2008, 2007 and 2006 comprised $36.4 million, $34.8 million and $25.9 million.

        Sitronics—Sitronics Telecom Solutions Czech Republic and Sitronics Telecom Solutions Russia, formerly Strom Telecom and Mediatel, respectively, and Intracom Telecom are subsidiaries of Sistema. During the years ended December 31, 2008, 2007 and 2006, MTS acquired from these companies telecommunications equipment, billing systems (FORIS) and related services for approximately $142.8 million, $67.1 million and $231.2 million, respectively.

        Kvazar-Micro.ru ("Kvazar")—During the years ended December 31, 2008, 2007 and 2006, MTS signed agreements for supply of software, equipment and software implementation services, including integration services in respect to Oracle applications, with Kvazar, a subsidiary of Sistema. Pursuant to these agreements, Kvazar provided to MTS various software, IT equipment and related services in the years ended December 31, 2008, 2007 and 2006 of approximately $157.0 million, $120.2 million and $52.1 million, respectively. From the beginning of 2009 Kvazar has started providing its services under new brand name of Sitronics Information Technologies.

        Maxima Advertising Agency ("Maxima")—During the years ended December 31, 2008, 2007 and 2006, MTS had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2008, 2007 and 2006, amounted to $135.8 million, $127.7 million and $117.8 million, respectively.

        Mediaplanning—During the years ended December 31, 2008, 2007 and 2006, MTS entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the years ended December 31, 2008, 2007 and 2006 amounted to $82.0 million, $48.8 million and $45.1 million, respectively.

        Sitronics Smart Technologies (former Smart Cards)—During the years ended December 31, 2008, 2007 and 2006, MTS purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sistema, for approximately $39.6 million, $19.3 million and $37.0 million, respectively.

        Sistema Telecom—In May 2006 Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunication companies operating within the Sistema group, including MTS. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

the brand name incurred by MTS and paid for in the years ended December 31, 2008, 2007 and 2006, amounted to $14.7 million, $14.5 million and $9.7 million, respectively.

        City Hals—During the years ended December 31, 2008, 2007 and 2006, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to MTS of approximately $13.8 million, $6.1 million and $5.2 million, respectively.

        TS-Retail—In November 2006, MTS established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of Group's retail operations. In December 2007, MTS' stake in this company decreased from 100% to 25% following an increase of share capital by TS-Retail by $14.0 million, which was paid by MTS and certain other subsidiaries of Sistema. MTS deconsolidated TS-Retail in December 2007 and subsequently accounted for this investment under the equity method. During the years ended December 31, 2008 and 2007, the Group granted loans in total amount of $27.4 million at 11.0%-15.0% annual interest rates maturing in 2009-2010. The loans are guaranteed by Sistema. As of December 31, 2008, the long-term portion of amount receivable under these loan agreements totaling $11.2 million was included in other investments (Note 18) in the accompanying balance sheet. Further, during the years ended December 31, 2008 and 2007, the Group entered into a number of agreements for the provision of dealer services and sale of handsets with TS-Retail. For the years ended December 31, 2008 and 2007, dealer commission to TS Retail amounted to $4.4 million and $0.1 million, respectively, sales of handsets amounted to $1.5 million and $nil, respectively. As of December 31, 2008 and 2007, advances paid and accounts receivable from TS-Retail amounted to $12.2 million and $nil, respectively.

        Sistema-Hals—In October 2007, MTS entered into an agreement for the construction of an aerial system in Moscow metro with Sistema-Hals, a subsidiary of Sistema. As of December 31, 2008, the advances given to Sistema-Hals under this agreement amounted to $11.7 million. This amount was included into property, plant and equipment in the accompanying consolidated balance sheet.

        Glaxen—In April 2008, MTS granted a loan to Glaxen, a minority shareholder of Dagtelecom, a subsidiary of MTS, at a 16.0% annual interest rate and having a maturity date on August 1, 2009. As of December 31, 2008 the balance receivable under the agreement amounted to $12.2 million.

        The Group does not have the intent and ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements with them.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

16.   GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2008, 2007 and 2006, comprised the following:

	December 31,
	2008	2007	2006
Salaries and social contributions	$700,234	$562,924	$430,443
Rent	230,345	179,436	123,378
Taxes other than income	178,265	141,254	88,089
General and administrative	153,806	145,109	125,934
Repair and maintenance	135,794	142,969	94,242
Billing and data processing	50,837	36,052	44,886
Consulting expenses	35,110	23,742	23,352
Insurance	6,514	12,063	10,723
Inventory obsolescence expense	1,251	—	—

General and administrative expenses	$1,492,156	$1,243,549	$941,047

17.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        At December 31, 2008 and 2007, the Group's investments in and advances to associates comprised the following:

	December 31,
	2008	2007
MTS Belarus—equity investment	$237,427	$188,622
MTS Belarus—loan receivable	2,050	—
Coral/Sistema Strategic Fund—equity investment	7,512	6,916
Receivables from other investee companies	369	370

Total investments in and advances to associates	$247,358	$195,908

        MTS Belarus—In April 2008 the Group entered into a credit facility agreement with MTS Belarus valid till March 15, 2009. The facility allows MTS Belarus borrowing up to $33.0 million and bears an interest of 10.0%. As of December 31, 2008, the balance outstanding under the facility was $2.1 million.

        Coral/Sistema Strategic Fund—In August 2007, the Group purchased an equity interest in a strategic fund organized by Sistema ("General Partner") in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of limited partnership. As of December 31, 2008, $9.0 million was invested in the fund. The Group has committed to invest up to $26.3 million if called upon by the General Partner.

        TS-Retail—As discussed in Note 15, in December 2007 the Group invested in TS-Retail, an equity investee, $3.5 million. As of December 31, 2007 the investment was reduced to $nil.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        The Group's share in net income of associates is included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2008, 2007 and 2006, this share amounted to $76.0 million, $72.7 million and $58.1 million, respectively.

18.   OTHER INVESTMENTS

        As of December 31, 2008, the Group's other investments comprised of the following:

	Annual interest rate	Maturity Date	December 31, 2008	December 31, 2007
Investment in Tammaron Ltd	—	on demand	$21,230	—
Loan receivable from TS-Retail (Note 15)	15.0%	January 2010	11,156	—
Loan receivable from Intellect Telecom	11.0%	July 2012	5,402	—
Other			1,288	1,355

Total other investments			$39,076	$1,355

        Tammaron Ltd—During the year ended December 31, 2008, the Group deposited in Tammaron Ltd, a company incorporated under the laws of the British Virgin Islands, an amount of $21.2 million for a potential business acquisition.

        Intellect Telecom—During the year ended December 31, 2008, MTS granted a loan to Intellect Telecom, a subsidiary of Sistema, at an interest rate of 11.0%. The loan matures on July 1, 2012. The amount receivable under the loan agreement as of December 31, 2008 totalled $5.4 million.

19.   RESTRICTED CASH

        Restricted cash of $23.6 million and $28.6 million, as of December 31, 2008 and 2007, respectively, consists of cash deposited by Uzdunrobita in a special bank account, which was created to be in compliance with government regulation of local currency conversion into foreign currencies. The cash deposited will be converted from Uzbek som into U.S. Dollars and used for settlements with suppliers of equipment and software.

20.   OPERATING LICENSES

        In connection with providing telecommunication services, the Group has been issued various GSM operating licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group has been granted access to various telecommunication licenses through acquisitions. In foreign subsidiaries, the licenses are granted by the local communication authorities.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        As of December 31, 2008 and 2007, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2008	2007
Russia	$260,929	$816,976
Armenia	241,710	246,917
Uzbekistan	196,517	196,517
Ukraine	49,877	63,535
Turkmenistan	18,685	50,504

Licenses, at cost	767,718	1,374,449
Accumulated amortization	(284,984)	(708,844)

Licenses, net	$482,734	$665,605

        Amortization expense for the years ended December 31, 2008, 2007 and 2006, amounted to $149.4 million, $195.7 million and $211.3 million, respectively.

        As of December 31, 2008, a number of operating licenses related to Russia were fully amortized and their respective cost and accumulated amortization were written off from the consolidated balance sheet.

        Based on the cost of amortizable operating licenses existing at December 31, 2008, the estimated future amortization expenses are $76.6 million during 2009, $70.8 million during 2010, $54.1 million during 2011, $38.6 million during 2012, $32.8 million during 2013 and $209.6 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

        Operating licenses contain a number of requirements and conditions specified by legislation. The requirements generally include the targets for start date of service, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        Licenses that expired during the year ended December 31, 2008 and 2007 were renewed, however their carrying value in accompanying consolidated balance sheets is immaterial due to low cost of renewal. Management does not presently assume renewals in its determination of the useful lives of its licenses as the Group has limited experience with renewal of licenses.

21.   COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2008, the Group had executed purchase agreements of approximately $400.7 million to acquire property, plant and equipment, and intangible assets and costs related thereto.

        Agreement with Apple—In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of respective purchases over the three year period. Pursuant to the agreement the Group shall also incur certain iPhone promotion costs. The aggregate amounts of the Group's commitments under this agreement at list prices as of December 31, 2008 are $847.9 million for the years ended

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

December 31, 2009, 2010 and 2011. The actual amounts paid in the future in connection with these purchases may vary due to changes in prices as well as due to the number of iPhones purchased by the Group. Total amount paid for handsets purchased under the agreement for the year ended December 31, 2008 amounted to $65.4 million.

        Operating leases—The Group has entered into non-cancellable agreements to lease the space for telecommunication equipment, offices and transmission channels, which expire in various years up to 2057. Rental expenses under the operating leases of $230.3 million, $179.4 million and $123.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Rental expenses under the operating leases of $134.1 million, $103.8 million and $142.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, are included in cost of services in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2008 are as follows:

Payments due in the years ended December 31,
2009	$221,865
2010	48,436
2011	29,604
2012	18,865
2013	9,894
Thereafter	50,898

Total	$379,562

        Issued guarantees—During the year ended December 31, 2008, the Group issued a guarantee to a third party bank for the loan taken by TS-Retail, an equity investee, for the total amount of $5.1 million. However, the amount can vary due to any penalties or litigation costs, if occur. The guarantee expires in June 2012. The fair value of issued guarantee is recorded as a liability in the accompanying consolidated balance sheet and amounted to $0.08 million as of December 31, 2008. The Group holds no assets as collateral against this guarantee, however there is a counter-guarantee provided by Sistema which would enable the Group to recover potential loss under the guarantee. As of December 31, 2008, no event of default has occurred under the guarantee issued by the Group.

        Recent volatility in global and Russian financial markets—In recent months a number of major economies around the world have experienced volatile capital and credit markets. A number of major global financial institutions have been placed into bankruptcy, taken over by other financial institutions and/or supported by government funding. As at the date these financial statements are authorized for issue as a consequence of the recent market turmoil in capital and credit markets both globally and in Russia, notwithstanding any potential economic stabilization measures that may be put into place by the Russian Government, there exists economic uncertainties surrounding the continual availability, and cost, of credit facilities, the potential for economic uncertainties to continue in the foreseeable future.

        Operating environment—The Russian and Ukrainian economies, while deemed to be market economies, continue to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls. The further development of the Russian and Ukrainian

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

economies will be subject to their government's continued actions with regard to supervisory, legal and economic reforms.

        The Federal Law on Communications sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. In addition, the law created a universal service fund ("USF") charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators' traffic routing revenue. For the years ended December 31, 2008, 2007 and 2006, the Group incurred approximately $82.9 million, $64.8 million and $54.2 million in USF charges, respectively, which are recorded in other operating expenses in the accompanying consolidated statements of operations.

        The Group's operations in Turkmenistan are subject to certain restrictions in accordance with the local regulatory environment including, but not limited to, the sale of hard currency on the local market and hard currency repatriation. The effect of those restrictions on the financial statements is represented by a loss from currency translation transactions in Turkmenistan of $9.2 million, $22.0 million and $24.3 million recognized as other non-operating expense in the Group's consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively.

        Taxation—Russia and Ukraine currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

        In September 2006, the Russian tax authorities audited MTS OJSC's compliance with tax legislation for the years ended December 31, 2003 and 2004. Based on the results of this audit, the Russian tax authorities assessed that 1,283,660 thousand rubles (approximately $43.7 million as of December 31, 2008) of additional taxes, penalties and fines were payable by the Group. The Group has prepared and filed a petition with the Arbitration Court of Moscow to recognize the tax authorities' resolution to be partially invalid. The amount of disputed taxes and fines equals 1,220,096 thousand rubles (approximately $41.5 million as of December 31, 2008). In 2007, a final court hearing considered this matter which resulted in a judgment in favour of the Group. Tax authorities prepared an appeal with Court of Appeal; however the judgment was not changed. No further appeals can be prepared by tax authorities due to expiration of the period for appeals. As of December 31, 2008, no provision in relation to the above tax audit was accrued in the Group's financial statements or paid to tax authorities.

        In January 2008, the Russian tax authorities started auditing MTS OJSC's compliance with tax legislation for the years ended December 31, 2005 and 2006. Based on the results of this audit, the Russian tax authorities assessed that 1,129,975 thousand rubles (approximately $38.5 million as of December 31, 2008) of additional taxes, penalties and fines were payable by the Group. As of December 31, 2008 the Group has settled the total amount payable to the Russian tax authorities.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

However, the Group has prepared and filed a petition with the Arbitration Court of Moscow to recognize the tax authorities' resolution to be partially invalid. The amount of disputed taxes and related fines and penalties equaled to 1,026,164 thousand rubles (approximately $34.9 million as of December 31, 2008). As a result of the hearing on December 22, 2008, the Arbitration Court of Moscow ruled against the tax claims and related fines and penalties in an amount of 981,490 thousand rubles (approximately $33.4 million as of December 31, 2008).

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2008, tax declarations of MTS OJSC and other subsidiaries in Russia for the preceding three fiscal years were open for further review.

        There are regulatory uncertainties in Ukraine related to the treatment for VAT purposes of contributions payable to the Ukrainian State Pension Fund ("Pension Fund") in respect of the cash paid for the consumption of telecommunication services by customers. Also it could have influence on income tax and other taxes paid by the Group.

        As a result of a tax audit of the period from July 1, 2004 to April 1, 2007, additional VAT charges (including penalties) calculated on the Pension Fund contributions could be up to $7.5 million. In 2005, UMC initiated a litigation case in respect of this issue against the tax authorities, and has received favorable rulings from the courts on three occasions (the most recent from the Highest Administrative Court of Ukraine). Management believes that VAT was not applicable to the Pension Fund contributions during the period under the tax authorities' review. Further, management believes that UMC is in line with industry practice and has previously defended its position in the courts. At December 31, 2008, no VAT charges in relation to the above litigation was accrued in the Group's financial statements or paid to the tax authorities.

        In 2008, tax authorities completed audit procedures for Uzdunrobita, BCTI and K-Telekom for the year ended December 31, 2006. The amount of additional taxes assessed as a result of these procedures is not significant. According to the local tax legislation of Uzbekistan, Turkmenistan and Armenia, tax declarations remain open for further inspection for five, six and three years, respectively.

        Further, MTS purchases supplemental software from foreign suppliers of telecommunication equipment in the ordinary course of business. The Group's management believes that custom duties are calculated in compliance with the applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional custom duties. As of December 31, 2008 and 2007, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to Group's subscribers in the course of performing its marketing activities might be a subject to transfer pricing rules. The Group's management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2008 and 2007, no provision was recorded in the consolidated financial statements in respect of such additional claims.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2008 and 2007, the provision accrued amounted to $27.6 million and $25.4 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with FIN No. 48 totalled $8.0 million and $33.7 million as of December 31, 2008 and 2007, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        Bitel—In December 2005, MTS Finance S.A. ("MTS Finance") acquired a 51.0% stake in Tarino Limited ("Tarino"), from Nomihold Securities Inc. ("Nomihold"), for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As the Group did not regain operational control over Bitel's operations in 2005, it accounted for its 51.0% investment in Bitel at cost as at December 31, 2005. The Group appealed the decision of the Kyrgyz Supreme Court in 2006, but the court did not act within the time period permitted for appeal. The Group subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities.

        In January 2007, the Prosecutor General informed the Group that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for the Group to appeal the decision of the Kyrgyz Supreme Court. Consequently, the Group decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in its audited annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold's claim.

        A group of individual shareholders of Sistema has agreed to compensate MTS Finance for any potential loss up to $170.0 million should the arbitration decision regarding exercise of the aforementioned put option prove unfavorable to MTS Finance. Notwithstanding this, in the event MTS

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

Finance does not prevail in the arbitration, the Group could be liable to Nomihold for $170.0 million plus any additional amounts that the arbitration tribunal might award to Nomihold.

        In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, the Group recognized a liability in the amount of $170.0 million in its audited annual consolidated financial statements with a corresponding charge to other non-operating expenses as of December 31, 2006 and for the year then ended.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC ("Altimo"), and Altimo Holdings & Investments Limited ("Altimo Holding"), for the wrongful appropriation and control of Bitel. On November 30, 2007 the High Court of Justice of the Isle of Man set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government and the appeal hearing took place in July 2008. On November 28, 2008, the Staff of Government reversed the High Court and ruled that the case should proceed in the Isle of Man. The defendants have sought leave to appeal from the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC"), under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the "Transfer Agreement"), concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. The Group is not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

        The Group has three business units: business unit "MTS Russia", which is responsible for the centralized operational management of business in all Russian macro-regions, all of which operate in the same economic environment and possess similar economic characteristics; business unit "MTS Ukraine", MTS subsidiary in Ukraine; and business unit "Foreign subsidiaries" that include Uzdunrobita in Uzbekistan, Barash Communications Technologies, Inc. in Turkmenistan, K-Telekom in Armenia and MTS Belarus, an equity accounted associate of MTS in Belarus. Countries of operations are managed separately due to their different economic and regulatory environments which require separate marketing and investment strategies. The chief operating decision maker evaluates performance based on the operating income of each business unit.

        The Group's management has defined two operating reportable segments: Russia and Ukraine.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Financial information by reportable segment is presented below:

	2008	2007	2006
Revenue:
Russia	$7,840,225	$6,181,023	$4,665,530
Ukraine	1,661,951	1,608,021	1,490,278
Other	779,520	483,499	242,455
Intercompany eliminations	(36,403)	(20,165)	(14,009)

Total revenue	$10,245,293	$8,252,378	$6,384,254

Depreciation and amortization:
Russia	$1,312,406	$1,076,586	$819,316
Ukraine	437,988	324,976	233,744
Other	186,443	87,986	42,921

Total depreciation and amortization	$1,936,837	$1,489,548	$1,095,981

Operating income:
Russia	$2,611,882	$2,076,083	$1,510,875
Ukraine	321,328	456,777	530,522
Other	270,282	200,986	92,339

Total operating income	$3,203,492	$2,733,846	$2,133,736

Total operating income	$3,203,492	$2,733,846	$2,133,736
Currency exchange and transaction loss/(gain)	563,292	(163,092)	(24,051)
Interest income	(33,166)	(38,100)	(13,055)
Interest expense, net of capitalized interest	153,341	134,581	177,145
Equity in net income of associates	(75,976)	(72,665)	(58,083)
Write-off of investment in Bitel	—	—	320,000
Other expense, net	25,317	44,034	65,913

Income before provision for income taxes and minority interest	$2,570,684	$2,829,088	$1,665,867

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

	2008	2007
Additions to long-lived assets:
Russia	$1,595,643	$619,298
Ukraine	405,127	581,720
Other	313,002	189,294

Total additions to long-lived assets	$2,313,772	$1,390,312

Long-lived assets:
Russia	$4,840,847	$5,378,043
Ukraine	1,484,317	2,062,015
Other	1,345,077	1,262,725

Total long-lived assets	$7,670,241	$8,702,783

Total assets:
Russia	$6,985,076	$7,154,657
Ukraine	1,669,995	2,243,328
Other	1,793,263	1,568,683

Total assets	$10,448,334	$10,966,667

23.   SUBSEQUENT EVENTS

        Telefon.Ru—In Febrary 2009, MTS acquired 100% of Telefon.Ru, a Russian mobile retailer. The Group paid cash consideration of $60.0 million. In accordance with sale and purchase agreement, an additional $25.0 million is payable to the sellers during the period from 12 to 18 months should Telefon.Ru satisfy certain performance criteria over this period.

        Acquisition of the remaining stake in Dagtelecom—In February 2009, the Group purchased the remaining 25.01% stake in Dagtelecom and increased its ownership to 100% for cash consideration of $41.6 million as Glaxen exercised its put option. Purchase price shall be reduced by $12.2 million to offset the loan granted by MTS to Glaxen during the year ended December 31, 2008 (Note 15). In addition, following the review and assessment of the subsidiary's performance during the period of the joint shareholding of MTS and Glaxen in Dagtelecom, MTS may potentially pay an additional consideration not exceeding $10.0 million.

        Eldorado—In March 2009, the Group acquired a 100% stake in Eldorado Centr LLC and Eldorado Communications Store LLC for $22.85 million from Kilcherex Holdings (Cyprus) and Tenteco Limited (Cyprus). Through these acquisitions, MTS acquired a 100% stake in the Eldorado mobile phone retail chain, which, as of January 1, 2009, operated 383 stores in 153 cities in Russia. Of the purchase price, $5.0 million will be paid 12 months after our acquisition should the retail chain satisfy certain performance criteria.

        Refinancing—On May 18, 2009, MTS signed a facility agreement to refinance the first tranche of our existing $1.33 billion syndicated loan facility in the amount of $630 million that was scheduled to mature in May 2009. MTS raised $295 million for facility A and €214.5 million for facility B to be followed by an additional tranche in the coming weeks as part of the new facility. The facility will mature in 2012 and will have an interest rate of LIBOR+6.5%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in thousands of U.S. Dollars, except share and per share amounts or if otherwise stated)

        Ruble bond—On May 19, 2009, MTS completed an offering of a RUR 15 billion bond. The bond will mature in 2014. The interest rate was set at 16.75%, with coupons to be paid annually. Bond holders will have the right under a two-year put option to sell the bonds to us.