Form 20-F
period 2009-12-31
MOBILE TELESYSTEMS OJSC
filed 2010-06-28
CIK 1115837

Use these links to rapidly review the document

Item 18. Financial Statements
INDEX TO FINANCIAL STATEMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,916,869,262 ordinary shares, par value 0.10 Russian rubles each and 155,479,301 American Depositary Shares as of December 31, 2009.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☒ No: ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; (ii) "MTS-Ukraine" or "UMC" are to CJSC Ukrainian Mobile Communications, our Ukrainian subsidiary; (iii) "MTS-Uzbekistan" are to Uzdunrobita, our Uzbekistan subsidiary; (iv) "MTS-Turkmenistan" are to BCTI, our Turkmenistan subsidiary; (v) "Comstar" or "Comstar UTS" are to COMSTAR—United TeleSystems, our fixed line subsidiary; and (vi) "MGTS" are to Moscow City Telephone Network, our Moscow PSDN fixed line subsidiary. We refer to Mobile TeleSystems LLC, our 49% owned joint venture in Belarus, as "MTS Belarus." As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.  Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2007, 2008 and 2009, and as of December 31, 2008 and 2009, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents unaudited selected consolidated financial data derived from our consolidated statement of financial position as of December 31, 2007. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition, other than with respect to our acquisition of Comstar, as further described below.

        In October 2009, we acquired a 50.91% stake in Comstar, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema for 39.15 billion rubles ($1.32 billion as of October 12, 2009). We subsequently increased our ownership stake in Comstar to 61.97% (or 64.03% excluding treasury shares) in December 2009. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. As a result, Comstar and its assets have been recorded at book value as if the businesses and assets of Comstar have been owned by us since the beginning of the periods presented. Accordingly, the financial data presented below for the years ended December 31, 2007 and 2008, the financial years preceding the acquisition, have been restated to include the financial position and results of operations of Comstar as if the acquisition had occurred as of January 1, 2007, and the financial data for the year ended December 31, 2009 includes the financial position and results of operations of Comstar for the full year. See Note 2 to our audited consolidated financial statements.

        Financial information for the years ended December 31, 2005 and 2006 is not included herein, as such information cannot be provided on a restated basis to reflect the acquisition of Comstar without unreasonable effort or expense.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and

"Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$9,634,698	$11,822,006	$9,505,837
Sales of handsets and accessories	89,208	78,928	317,705

Total net operating revenues	9,723,906	11,900,934	9,823,542
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	1,863,797	2,447,210	2,004,690
Cost of handsets and accessories	158,848	169,925	349,304
Sales and marketing expenses	775,240	931,245	755,902
Depreciation and amortization expenses	1,674,885	2,151,125	1,839,568
Sundry operating expenses(1)	2,066,208	2,554,093	2,326,511
Net operating income	3,184,928	3,647,336	2,547,567
Currency exchange and transaction (gain)/loss	(161,856)	565,663	252,945
Other (income) expenses:
Interest income	(53,507)	(70,860)	(108,543)
Interest expense, net of capitalized interest	192,237	233,863	571,719
Equity in net income of associates	(71,116)	(75,688)	(60,313)
Impairment of investments	22,691	—	368,355
Change in fair value of derivatives	145,860	41,554	5,420
Other income, net	38,781	22,745	23,254
Total other (income) expenses, net	274,946	151,614	799,892

Income before provision for income taxes and noncontrolling interests	3,071,838	2,930,059	1,494,730
Provision for income taxes	852,015	742,881	503,955
Net income (loss) attributable to the noncontrolling interest	132,408	187,059	(13,704)
Net income attributable to MTS	2,087,415	2,000,119	1,004,479

Dividends declared(2)	$747,213	$1,257,453	$1,265,544

Net income per share, basic and diluted	1.06	1.04	0.53
Dividends declared per share	0.38	0.63	0.65
Dividends declared per share, rubles	9.67	14.84	20.15
Number of common shares outstanding	1,960,849,301	1,885,052,800	1,916,869,262
Weighted average number of common shares outstanding—basic	1,973,354,348	1,921,934,091	1,885,750,147
Weighted average number of common shares outstanding—diluted	1,974,074,908	1,921,934,091	1,885,750,147

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated cash flow data:
Cash provided by operating activities	$3,851,372	$5,029,954	$3,596,108
Cash used in investing activities	(3,247,320)	(2,707,989)	(2,384,686)
(of which capital expenditures)(3)	(1,898,972)	(2,612,825)	(2,328,309)
Cash provided by/(used in) financing activities	(258,069)	(1,678,542)	147,725
Consolidated balance sheet data (end of period):(4)
Cash, cash equivalents and short-term investments	$1,267,413	$1,481,786	$2,740,041
Property, plant and equipment, net	8,566,744	7,758,220	7,745,331
Total assets	15,874,942	14,717,179	15,780,745
Total debt (long-term and short-term)(5)	4,529,374	5,368,275	8,329,516
Total shareholders' equity	8,339,558	6,219,907	4,403,069
Including capital stock(6)	(317,794)	(1,376,195)	(1,004,368)
Financial ratios (end of period):
Total debt/total capitalization(7)	35.2%	46.3%	65.4%
Mobile industry and operating data:(8)
Mobile penetration in Russia (end of period)	119%	129%	143%
Mobile penetration in Ukraine (end of period)	120%	121%	121%
Mobile subscribers in Russia (end of period, thousands)(9)	57,426	64,628	69,342
Subscribers in Ukraine (end of period, thousands)(8)	20,004	18,115	17,564
Overall market share in Russia (end of period)	33%	34%	33%
Overall market share in Ukraine (end of period)	36%	32%	32%
Average monthly usage per subscriber in Russia (minutes)(10)	157	208	213
Average monthly usage per subscriber in Ukraine (minutes)(10)	154	279	462
Average monthly service revenue per subscriber in Russia(11)	$9	$11	$8
Average monthly service revenue per subscriber in Ukraine(11)	$7	$7	$5
Subscriber acquisition costs in Russia(12)	$26	$27	$19
Subscriber acquisition costs in Ukraine(12)	$12	$11	$7
Churn in Russia(13)	23.1%	27.0%	38.3%
Churn in Ukraine(13)	49.0%	47.3%	40.0%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses (including charges incurred in connection with the "universal services reserve fund").

(2)
Dividends declared in each of the years ended December 31, 2007, 2008 and 2009 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2006, 2007 and 2008, respectively). Includes dividends on treasury shares of $6.0 million, $36.5 million and $45.6 million as of the years ended December 31, 2006, 2007 and 2008, respectively.

(3)
Capital expenditures include purchases of property, plant and equipment and intangible assets.

(4)
Consolidated balance sheet data as of the year ended December 31, 2007 is unaudited.

(5)
Includes notes payable, bank loans, capital lease obligations and other debt.

(6)
Calculated as common stock less treasury stock.

(7)
Calculated as book value of total debt divided by the sum of the book values of total shareholders' equity and total debt at the end of the relevant period. See footnote 5 above for the definition of "total debt."

(8)
Source: AC&M-Consulting and our data. Operating data is presented for mobile operations only. None of this data is derived from our audited consolidated financial statements.

(9)
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

(11)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. Average monthly service revenue per subscriber data for each of the years ended December 31, 2007, 2008 and 2009 presented in this table are based on our current calculation methodology.

(12)
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

(13)
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

Risks Relating to Our Business

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

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

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine, where mobile penetration exceeds 100%. We also face increased competition in our fixed line business, where the market for alternative fixed line communications services in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service.

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or Vimpelcom, and Open Joint Stock Company MegaFon, or MegaFon. We also face competition from several regional operators and Tele2, which has entered the market in several regions with aggressive pricing. The Russian government has also indicated its intent to establish a fourth national mobile communications operator as part of its restructuring of state-controlled telecommunications companies Svyazinvest Telecommunications Investment Joint Stock Company, or Svyazinvest, and Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom, or Rostelecom.

        In February 2008, Vimpelcom completed a merger with Golden Telecom, a leading provider of fixed line integrated telecommunications and Internet services in Russia and the CIS and the principal competitor of Comstar. In addition, following the settlement of shareholder litigation between Vimpelcom's two principal shareholders at the end of 2009, the company commenced a significant restructuring in 2010. Pursuant to this restructuring, a new parent company was incorporated in Bermuda, with all of Vimpelcom's current wireless and fixed line operations, as well as Ukrainian mobile operator Closed Joint Stock Company "KYIVSTAR" G.S.M., or Kyivstar, becoming subsidiaries of the new parent company.

        The integration of Golden Telecom and subsequent restructuring may provide Vimpelcom with several advantages that may effectively increase its competitive position. For example, Vimpelcom has already spent two years integrating and rebranding its fixed line operations and may benefit from the ability to bundle and cross-sell its fixed and wireless service offerings and the economies of scale that may accompany the combining of complementary operations. In addition to significantly increasing the size of Vimpelcom's operations, the restructuring of Vimpelcom offshore will also allow it to potentially access equity capital markets without the significant restrictions and offering limitations applicable to Russian issuers. All of these factors may allow Vimpelcom to grow and expand its service offerings and subscriber base, as well as provide it with greater access to capital, which may negatively impact our market share and competitive position.

        In addition, the Russian government has been seeking greater involvement in the Russian telecommunications sector and is currently engaged in the restructuring of its telecommunications holdings. As part of this process, Svyazinvest, a state-controlled holding company controlling local fixed line operators throughout Russia (other than MGTS), is in the process of merging these local operators with Rostelecom, Russia's largest long-distance telecommunications provider, with the aim of creating a single, national network. Svyazinvest has also announced plans to create a fourth nationwide mobile operator, and in November 2009, a non-binding memorandum of understanding was signed by Sistema, Comstar and Svyazinvest contemplating, among other things, the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest will control 100% of the share capital in Sky Link and Sistema will acquire the 23.33% stake in MGTS controlled by Svyazinvest. Sky Link is a Moscow-based code division multiple access, or CDMA, operator holding GSM licenses for a majority of the Russian regions, and it has expressed its intent to launch a GSM network across most of Russia by 2011. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and "Item 8. Financial Information—Significant Changes" for a description of the non-binding memorandum of understanding. In addition, Rostelecom won tenders for 38 out of 40 licenses to provide fourth-generation, or 4G, wireless services within the 2.3-2.4 GHz frequency band. Svyazinvest has also disclosed its intention to undertake an initial public offering in 2011.

        According to Direct INFO, Svyazinvest controls over 80% of all fixed line telecommunications services in Russia. The emergence of Svyazinvest as an integrated nationwide provider of fixed line local and long distance communications services and mobile communications services may significantly increase competition in our markets. Moreover, any new mobile operator formed within the new state-controlled group may receive favorable pricing terms for interconnection from the regional fixed line operators within the group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last three years. Our primary mobile competitor in Ukraine is Kyivstar, which is expected to merge with URS, Vimpelcom's other Ukrainian mobile operator, in connection with Vimpelcom's restructuring. Aggressive pricing by our competitors in Ukraine, driven primarily by Astelit, has also driven down the overall average price per minute levels significantly in Ukraine since 2006.

        Increased competition, including from the potential entry of new mobile operators, government-backed operators, Mobile Virtual Network Operators and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators and increased use of Internet protocol telephony, may adversely affect our ability to increase the number of subscribers and could result in reduced operating margins and a loss of market share, as well as different pricing, service or marketing policies, and have a material adverse effect on our business, financial condition and results of operations.

Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of our securities.

        We are controlled by Sistema, which controls 52.7% of our total charter capital (54.8% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—A disposition by our controlling shareholder of its stake in our company could materially harm our business."

        Sistema has outstanding a significant amount of indebtedness. As of December 31, 2009, Sistema had consolidated indebtedness of approximately $0.5 billion of short-term debt, $4.2 billion comprising the short-term portion of its long-term debt, and $11.4 billion of long-term debt (net of the short-term portion). At the corporate level, Sistema had $215.1 million of short-term debt, $590.1 million comprising the short-term portion of its long-term debt, and $2,058.1 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $402.6 million in 2005 for 2004, $561.6 million in 2006 for 2005, $747.2 million in 2007 for 2006, $1,257.5 million in 2008 for 2007 and $1,265.5 million in 2009 for 2008. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

        In addition, our credit ratings can be affected by Sistema's activity and credit ratings. For example, in April 2009, Standard & Poor's placed our 'BB' long-term corporate credit rating on CreditWatch with negative implications following a similar rating action on Sistema. In placing the rating on CreditWatch, Standard & Poor's stated that our "rating remains constrained by Sistema's credit profile and majority ownership." The CreditWatch was subsequently removed in November 2009, with Standard & Poor's revising our outlook from positive to stable.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our strategy contemplates the acquisition of additional operations within the CIS in both the mobile and fixed broadband segments. These acquisitions may occur in countries that represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of these businesses, and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, we anticipate that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

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

Acquisitions and mergers may pose significant risks to our business.

        We have expanded our business through several acquisitions. As part of our growth strategy, we will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses.

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2009, our acquisition activity shifted to focus on dealer acquisitions, in furtherance of our effort to develop our distribution network, and the acquisition of Comstar, in furtherance of our strategy to become a provider of integrated telecommunications services. These and other business combinations entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

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

  •
  risks associated with businesses and markets in which we lack experience, including political, economic, social, legal and regulatory risks and uncertainties;

  •
  more onerous government regulation;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        In 2009, for example, we had write downs of $349.4 million related to Comstar's investment in Svyazinvest, the government-controlled holding for fixed line telephone companies, which contributed to our loss in the fourth quarter of 2009.

        In addition, companies that we acquire may not have internal policies, including accounting policies and internal control procedures that are compatible, compliant or easily integrated with ours.

        If any of our future business combinations is structured as a merger with another company or we merge a company subsequent to its acquisition by us, such a merger would be considered a corporate reorganization under Russian law. In turn, this would provide our creditors with a statutory-based right to file a claim seeking to accelerate their claims or terminate the respective obligations, as well as seek damages. To prevail, the creditors would need to prove in court that we will not perform our obligations in due course and the amount of damages suffered. Secured creditors would be required to further prove that the security provided by us, our shareholders or third parties is not sufficient to secure our obligations. Creditors whose claims are secured by pledge do not have the right to claim additional security.

        In addition, a merger, as well as any corporate reorganization and any business combination that constitutes a "major transaction" under Russian law, would trigger the right of our shareholders who abstain from voting on or vote against such reorganization or transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us."

Difficulties integrating the operations of Comstar with our existing operations may prevent us from achieving the expected benefits from the acquisition.

        We acquired a controlling stake in Comstar in furtherance of our strategy to become a full service provider of integrated telecommunications services and strengthen our position in the growing fixed and mobile broadband markets. This strategy is premised on our belief that consumer Internet use in our markets will continue to rapidly grow, the mobile and fixed line assets of MTS and Comstar are complementary, and the combination of our respective telecommunications assets will enable us to develop and provide bundled telecommunications services and take advantage of cross-selling opportunities. If any of these assumptions are incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Comstar may not materialize and our business, financial condition and results of operations and prospects would be materially adversely affected. For example, as we and Comstar are separate legal entities, Russian personal data protection rules prevent the sharing of personal subscriber data as between our two companies without prior subscriber consent. If we and Comstar are unable to obtain such consents, our ability to provide certain bundled telecommunications services and perform certain other cross-selling activities may be inhibited.

        Our ability to fully integrate Comstar and realize operational and commercial synergies may also depend on our ability to consolidate 100% of Comstar, and we may therefore consider acquiring the remaining stake of, and/or a merger with, Comstar. See "—Acquisitions and mergers may pose significant risks to our business" for a description of the risks associated with mergers and "Item 4. Information on Our Company—B. Business Overview—Business Strategy."

        In addition, our management will be required to devote substantial time and resources over the next several years to integrating the operations of Comstar and MTS, which will decrease the time that they are able to devote to managing the combined company's business. Additionally, we will depend to a significant extent upon the continued performance and contributions of Comstar's senior management, as Comstar offers services that we have little or no experience providing. Our inability to integrate successfully with Comstar could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        On August 26, 2004, the General Prosecutor's Office requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. On January 13, 2005, the Constitutional Court of Ukraine refused to initiate the constitutional proceedings arising from the request of the General Prosecutor's Office on the grounds that the request was incompatible with the requirements of the Ukrainian constitutional law, and that the issue as it was raised in the request did not fall within the jurisdiction of the Constitutional Court of Ukraine. This, however, does not prevent other persons having the right to apply to the Constitutional Court of Ukraine from challenging the constitutionality of provisions of the Ukrainian privatization law applicable to the sale by Ukrtelecom of the UMC shares, and does not preclude the challenging of such sale in the commercial courts of Ukraine.

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

If we cannot successfully develop our network, we will be unable to expand our subscriber base and maintain our profitability.

        Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable both organic expansion and expansion through acquisitions and plan to continue to do so. Limited information regarding the markets into which we have or are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues. In addition, we may not be able to integrate previous or future acquisitions successfully or operate them profitably. Any difficulties encountered in the transition and integration process and in the operation of acquired companies could have a material adverse effect on our results of operations.

        The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. We are also required to receive permits for the operation of telecommunications equipment as well as governmental certification and/or permission for the import and export of certain network equipment, which can result in procurement delays and slow network development. The failure of any equipment we use to receive timely certification or re-certification could hinder our expansion plans.

        For example, the import and export of products containing cryptographic hardware is subject to special documentation requirements and approvals. As telecommunication networks comprise various components with cryptographic hardware, we must comply with these requirements in order to import such components. Moreover, where imported equipment does not contain cryptographic hardware, the federal customs service requires manufacturers to provide written confirmation regarding the absence of such hardware. The range of goods requiring the provision of "certificates of conformance" by suppliers and manufactures prior to their import into Russia has also been expanded to cover most of our key network components, and imported radioelectronic equipment is required to be licensed by the Russian Ministry of Industry and Trade. Similar requirements regarding the import and export of cryptographic hardware exist in Ukraine.

        In addition, we, and reportedly, our competitors, have experienced a delay in the import of 3G network equipment into Russia. In the event that these delays prevent us from launching 3G services by the date required under our 3G license, we risk losing the 3G frequencies assigned to us. See "—We may not realize the benefits we expect to receive from our investments in 3G wireless services, which could have a material adverse effect on our business and results of operations."

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

        Mobile penetration in Russia and Ukraine reached 143.2% and 120.6%, respectively, as of December 31, 2009, according to AC&M-Consulting. While customer growth has been, and we expect it will continue to be, a principal source of revenue growth, increasing competition and market saturation will likely cause the increase in subscribers to continue to slow in comparison to our historical growth rates. As a result, we will need to continue to develop new services, including value-added, 3G, Internet, Blackberry services, integrated telecommunications services and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues.

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers. In October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. Although the Federal Antimonopoly Service, or FAS, approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition, including the promotion of Vimpelcom's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. As a result, we ceased working with Euroset as of April 1, 2009. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

        Subscribers enrolled through Euroset accounted for around 20%-25% of our total new subscribers in 2008. However, following Vimpelcom's acquisition of its stake in Euroset and in view of the deteriorating financial condition of many nationwide dealer networks, we accelerated the development of our proprietary distribution network and have been working to increase our relationship with small regional dealers. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        If we are not successful in expanding our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed line and mobile operators in Russia, Ukraine and other countries in which we operate. Fees for interconnection are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination.

        In Russia, the government in the past has expressed its intent to privatize Svyazinvest. In Ukraine, the government plans to privatize Ukrtelecom, which, according to its public disclosure, has a 71% share of the local telephony market and an 83% share of the domestic and international long distance market in Ukraine. The timing of these privatizations is not yet known; however, according to the plan of the State Property Fund of Ukraine published in May 2010, the auction sale of a 92.79% stake in Ukrtelecom will be announced in August 2010. It is currently unclear how the privatizations will affect our interconnection arrangements and costs.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed "substantial position" operators cannot refuse to provide interconnections or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnection applications and establishing technical conditions for interconnection feasible only for certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        In addition, as part of the restructuring of Svyazinvest, the Russian government has expressed its intent to establish a fourth national mobile operator in Russia. As Svyazinvest controls regional fixed line operators in all regions of Russia (other than Moscow), a mobile operator established as part of the Svyazinvest group may receive preferential terms for interconnecting with these operators, which would allow it greater flexibility in setting tariffs and put us at a competitive disadvantage. See also "—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Ukrainian Telecommunications Law, adopted in November 2003, the National Commission for the Regulation on Communications, or the NCRC, is authorized to regulate the tariffs for public telecommunications services rendered by fixed line operators within one geographical numbering zone. While mobile cellular operators (including MTS-Ukraine) are generally entitled to set their retail tariffs and negotiate interconnect rates with other operators, the NCRC is entitled to regulate the interconnect rates of any mobile cellular operator declared a "dominant market force" by the Antimonopoly Committee of Ukraine, or the AMC. Although MTS-Ukraine had a 31.8% market share of the wireless communications market in Ukraine as of December 31, 2009, it has not been declared a dominant market force by the AMC.

        However, over the course of 2007-2009, the AMC conducted an investigation of the telecommunications interconnection market among mobile operators in Ukraine and issued a finding in May 2009 that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. MTS-Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. If the decision is ultimately upheld and MTS-Ukraine is declared a monopolist, the interconnection fees we charge for terminating calls connecting to our respective networks would be subject to regulation by the NCRC which, in turn, may cause a significant decrease in the interconnect revenues we receive and have a material adverse effect on our results of operations. If the other mobile operators are declared monopolists, the interconnect fees we pay to other mobile operators in Ukraine may decrease as well. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to be monopolists. If the AMC's finding that MTS-Ukraine and its competitors are monopolists is upheld, our interconnect rates will be established in accordance with these rates, which may be lower than the current interconnect rates we pay and receive.

        In addition, we believe that the state owned fixed line operator monopoly, Ukrtelecom, is currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed line operators' networks by mobile cellular operators. In November 2008, Ukrtelecom announced its plans to increase the interconnect rates for access to fixed line operators' networks by mobile cellular operators commencing January 1, 2009. As a result, the contract between MTS-Ukraine and Ukrtelecom was not extended upon its termination on December 31, 2008, and MTS-Ukraine filed a lawsuit against Ukrtelecom seeking to reinstate the 2008 interconnect rates. Ukrtelecom and MTS-Ukraine continued to provide traffic transit services to each other until a new contract was signed and the litigation was settled in December 2009. The new interconnect contract provides, inter alia, for a gradual (until the end of 2010) decrease of the interconnect rate charged by MTS-Ukraine to access its mobile network and retained the current interconnect rate for MTS-Ukraine to access Ukrtelekom's fixed line network, which may negatively affect our revenues.

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

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded each of MegaFon, Vimpelcom and us a license to provide 3G services in the Russian

Federation. The 3G license allows us to provide mobile radio telephone services using the International Mobile Telecommunications-2000, or IMT-2000/UMTS standard. Historically, mobile operators that have developed 3G networks have experienced various difficulties and challenges, including a limited supply of 3G-compatible handsets, limited international roaming capabilities, as well as 3G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G network and may be unable to fully resolve them. For example, we cannot be certain that:

  •
  we will be able to build out our 3G network in a timely manner;

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

        See also "—If we cannot successfully develop our network, we will be unable to expand our subscriber base and maintain our profitability."

        In addition, Russian military authorities also use frequencies on the 3G spectrum, which may limit the availability of 3G frequencies for commercial use in certain areas. During the construction of our 3G network, there is also a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. For example, conflicts over the availability of frequency long reserved for military use in Moscow caused delay in the commercial launch of 3G services in Moscow by all of the 3G license holders, although some of these frequencies were released for commercial use in 2009. If additional overlap were to occur, it could cause problems or delays in the development and operation of our 3G network in Russia.

        We may also face competition from operators using second generation, or 2G, or other forms of 3G technology. For example, licenses for the use of CDMA technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a 2G digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Currently, CDMA technology is offered by certain mobile operators in Russia who operate using the Nordic Mobile Telephone 450 MHz, or NMT-450, standard. If CDMA operators were able to develop widespread networks throughout Russia, we would face increased competition.

        In addition, the development of WiMAX networks will likely pose additional competition for 3G providers operating in the IMT-2000/UMTS standard. The Russian government also recently held a tender for the issuance of licenses to operate 4G networks in 40 regions throughout Russia. Fourth-generation wireless services are expected to provide faster, higher quality data transfer and streaming capabilities as compared to 2G and 3G and may pose additional competition for 3G providers. Rostelecom won the tender for 38 of the 40 4G licenses, and will be required to build its network and commence operation within 18 months.

        Potential competition from other 3G, CDMA, WiMAX and 4G providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely affect our business, financial condition and results of operations.

Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms or at all may negatively affect our competitive position in Ukraine.

        In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine with the starting price set at 400 million hryvnia (equivalent to $50.1 million at December 31, 2009). However, the NCRC canceled the planned tender in November 2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, further steps toward a tender for one or more 3G/UMTS licenses in Ukraine are expected, although the timing and terms are not yet clear.

        Our ability to prevail in a tender for a 3G/UMTS license in Ukraine may require us to pay a significant amount for the license as well as incur significant costs in building out the 3G network, and we may not be able to recoup these costs through our service revenues. If we do not obtain a 3G/UMTS license, the award of the license to one of our competitors would increase the competition we face in the provision of both GSM and 3G services in Ukraine and inhibit our expansion efforts. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

Service disruptions on our networks could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

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

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to network capacity and territorial coverage to be reached by specified dates.

In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction and interconnection rules, among others. The license requirements applicable to our fixed line businesses include participation in a federal communications network, adherence to technical standards, investment in network infrastructure, employment of Russian technical personnel and the provision of certain services to the federal government and PSTN subscribers at regulated tariffs, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. In addition to the impact on our operations, the suspension or loss of certain licenses could also cause an event of default under certain of our debt obligations. A suspension or termination of our licenses or other necessary governmental authorizations could therefore have a material adverse effect on our business and results of operations.

Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses expire in various years from 2010 to 2021. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations. In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new licenses requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

        Failure to renew our telecommunications licenses or receive renewed or new licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

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

        We have in the past been unable to obtain certain requested frequency allocations. For example, our application in Ukraine for additional frequencies for the CDMA-450 spectrum was denied in March 2010. If we are not allocated the requested frequencies, our ability to expand CDMA-450 services in Ukraine may be hindered.

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. For example, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the amount of payment for frequency spectrum usage for cellular communications.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

        Developing and maintaining awareness of our brands is critical to informing and educating the public about our current and future services and is an important element in attracting new subscribers. We believe that the importance of brand recognition is increasing as our markets become more competitive. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased operating revenues, and even if they do, such operating revenues may not offset the operating expenses we incur in building our brands. Furthermore, our ability to attract new subscribers and retain existing subscribers depends, in part, on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company, our shareholders and affiliates or our services could negatively affect this brand image, which could lead to loss of market share and revenues. Our failure to successfully and efficiently promote and maintain our brands may limit our ability to attract new subscribers and retain our existing subscribers and materially adversely affect our business and results of operations.

We engage in transactions with related parties, which may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

        We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima, or Maxima, and Closed Joint Stock Company Mediaplanning, or Mediaplanning), IT services and hardware purchases (LLC Kvazar-Micro.RU, or Kvazar), banking services (Moscow Bank of Reconstruction and Development, or MBRD) and the purchase of a new billing system (Open Joint Stock Company Sitronics), among others. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm's-length transactions. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

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

In the event that deficiencies or ambiguities in privatization legislation are exploited to challenge our ownership in our privatized subsidiaries and we are unable to defeat these challenges, we risk losing our ownership interests in our subsidiaries or their assets, which could materially adversely affect our business, financial condition and results of operations.

        Through our acquisition of a controlling stake in Comstar, we gained a controlling stake in its subsidiary, MGTS, the incumbent PSTN operator in Moscow, and our business strategy may involve the acquisition of additional privatized companies. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000.

        Sistema won a privatization tender for MGTS in April 1995 and was issued 25% of MGTS' share capital. As part of its tender obligations, Sistema committed to invest approximately $106 million in MGTS over a three-year period in exchange for the right to purchase an additional issue of MGTS' ordinary shares. In 1998, upon satisfying its tender obligations, Sistema exercised this right and increased its stake to 50% of MGTS' share capital. At the time Sistema took possession of this interest, there were press reports that certain minority shareholders of MGTS had filed complaints with the prosecutor's office and the Federal Commission on the Securities Market (currently the FSFM) objecting to the share issuance. In addition, certain members of the Russian parliament requested the

Audit Chamber of the Russian Federation and other governmental agencies to investigate whether there was compliance with the relevant rules and regulations governing MGTS' privatization. Although no formal action or claim against MGTS or its shareholders was ever made by any governmental entity, in the event that any of our privatized companies are subject to challenge in the future as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition and results of operations.

        In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transactions rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge. While Russian law provides for a three year statute of limitations for challenging private merger and acquisition transactions, there is no statute of limitations for challenging privatizations.

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

        To date, nine MVNO licenses have been issued in Russia, although none of the MVNO license holders have commenced operations. We are currently in discussions with a leading Russian retail chain regarding the potential launch of an MVNO. In addition, MegaFon recently launched a new tariff plan under a separate brand name as a pseudo-MVNO.

        While the impact of MVNOs' entry into the Russian mobile communications market is not yet clear, the emergence of any of the foregoing trends could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the Federal Antimonopoly Service that we have acted in contravention of antimonopoly legislation could have a material adverse affect on our business, financial condition and results of operation.

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

        In addition, in March 2010, FAS commenced proceedings against us, Vimpelcom and MegaFon alleging violations of antimonopoly laws on competition relating to our pricing for roaming services. Although we believe that we have not violated the law, we could be liable for fines of up to 15% of the revenues we derived from roaming services in 2009 if a violation is found. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions as a dominant force in such market. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by Federal Tariff Service. See "—Comstar and MGTS are subject to extensive regulation of their tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also categorized by FAS as a company with a market share exceeding 35% in the mobile communications market in Moscow and the Moscow region, Ivanovo region, Arkhangelsk region, Magadan region, Omsk region and Nenets Autonomous District. In the event that we are found in the future to have a dominant position on these or any additional markets, the Federal Tariff Service would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnection and Pricing" for additional information.

        Additionally, MTS-Ukraine, which according to AC&M-Consulting had a 31.8% market share of the Ukrainian wireless communications market as of December 31, 2009, can be categorized as a company with a dominant position in the market and therefore could become subject to certain government imposed restrictions. While MTS-Ukraine has not, as at the date of this document, been categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the AMC in April 2004. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were to be classified by FAS (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, FAS and the Federal Tariff Service (or the AMC, as the case may be) would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous and/or set interconnect rates between operators that may adversely affect our revenues. Moreover, our refusal to adjust our tariffs according to such government-determined rates could result in the imposition of fines. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy.

Comstar and MGTS are subject to extensive regulation of their tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the interconnect tariffs established by Comstar and MGTS are also subject to regulation by the Federal Tariff Service. While we believe the tariffs currently set by the Federal Tariff Service are sufficient to compensate us for the costs of providing these services, future tariffs may not be set at a level that fully compensates us for the provision of these services or increased in parallel with corresponding increases in our costs and/or inflation.

        Although we are permitted to petition the Federal Tariff Service for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that the Federal Tariff Service may not adequately take such factors into account in setting tariffs. If the tariffs applicable to Comstar and MGTS do not compensate us for the cost of providing services, our business and results of operations could be materially adversely affected.

If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

        In addition to the regulation of dominant operators by FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within in the Russian Federation. These regulations provide for governmental regulation of the key terms of such operators' interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard interconnect agreements and publish them as a public offer made to all operators who intend to interconnect to the networks of those operators. For additional information, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation."

        At present, the foregoing regulations apply only to fixed line operators in Russia, including Comstar and MGTS. However, draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. If the new legislation is adopted and we and any of our mobile operator subsidiaries operating in Russia are identified as operators occupying a "substantial position," regulators may reduce our interconnection tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

The enactment of regulations allowing mobile network subscribers to select their long distance providers could have a material adverse effect on our financial condition and results of operations.

        We currently provide long distance services to our subscribers pursuant to our license for mobile services and route the long distance traffic through long distance transit operators. We receive revenue from our subscribers for these calls, and remit an interconnection fee to the long distance transit operators. In providing long distance services, we select the transit operators based on cost and quality considerations. Subscribers making domestic or international long distance, or DLD/ILD, calls on their mobile phones do not have the option of selecting their long distance provider.

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

Much of our fixed line infrastructure is outdated, and we may be required to make significant investments beyond those that are currently planned to modernize it.

        A significant portion of MGTS' infrastructure has not been modernized. For example, only approximately 63.4% of its active lines were digitalized as of December 31, 2009. As a result, those subscribers who connect to our fixed line network using analog lines will not be able to receive value-added services, such as voicemail and call forwarding. In addition, we will not be able to reduce substantially our number of employees and associated costs until the digitalization of our network is complete. Furthermore, MGTS' network switching equipment may become obsolete or unusable, in which case we may be required to make significant investments to modernize MGTS' infrastructure in order to ensure that it fulfills its regulatory obligation to provide telephony services as a PSTN operator. The overburdening of MGTS' infrastructure may inconvenience subscribers by causing incoming and outgoing calls to have lower completion rates.

        MGTS invested approximately 116 million rubles in 2009 ($3.8 million as of December 31, 2009) and plans to invest approximately 2.2 billion rubles in 2010 ($72.7 million as of December 31, 2009) to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        Although we make efforts to protect confidential information, breaches of security and leaks of confidential information, including information relating to our subscribers may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        For example, in January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen. In each case, the stolen databases were thereafter available for sale in Russia.

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

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. For example, in 2008, we extended a short-term loan to Closed Joint Stock Company "Beta Link", or Beta Link, mobile handset retailer and MTS dealer, for $28.2 million. Beta Link subsequently filed for bankruptcy in March 2009, and we believe it is unlikely that we will be able to recover the loan amount or accounts receivable due from Beta Link. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation" and Note 5 to our audited consolidated financial statements.

        A decline in subscriber usage, an increase in bad debts, material changes in equipment pricing or financing terms or the potential bankruptcy of our corporate subscribers or partners may have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as a difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. Future write downs relating to the value of the goodwill or portion of such value could have a material adverse effect on our financial condition and results of operations.

Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer.

        Since the summer of 2007, turmoil in the international credit markets, the recession in the United States and several major European economies and the collapse or near collapse of several large banks and financial services companies in the United States and United Kingdom have resulted in increased volatility in the securities markets in the United States and across Europe, including Russia. In addition, many financial market indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008, and continue to be depressed. Continued volatility in the United States, European and/or Russian securities markets stemming from these or other factors may continue to adversely affect the value of our shares and ADSs.

        The downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation of this downturn may negatively impact our ability to obtain financing on commercially reasonable terms and the level and volatility of the trading price of our shares and ADSs, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2009, our consolidated total debt, including capital lease obligations, was $8,329.5 million. Our interest expense for the year ended December 31, 2009 was $571.7 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2009, approximately 35% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk only with respect to approximately 65% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity for a number of reasons; for example, the terms of some of our loan agreements may require us to prepay the loan in certain circumstances, such as a deterioration in our credit rating, we are delisted or our retained earnings drop below a certain level. This, in turn, may force us to sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

        Over the past two decades, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. In particular, it significantly depreciated against the U.S. dollar in 2008 and 2009 as a result of the ongoing global financial downturn. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia, or CBR, was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. The ruble continued to depreciate against the U.S. dollar in early 2009, reaching 36.43 rubles per one U.S. dollar on February 19, 2009. As of December 31, 2009, the exchange rate was 30.24 rubles per one U.S. dollar and as of May 1, 2010, the exchange rate was 29.15 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On December 31, 2009, the official exchange rate was 43.38 rubles per one euro, as compared to 41.44 rubles and 35.93 rubles per one euro on December 31, 2008 and 2007, respectively.

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

        A majority of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with the financial ratios contained in our various loan agreements or fund cash payments on our indebtedness on time. A decline in the value of the ruble against the U.S. dollar will also result in a translation loss when we translate the ruble revenues into U.S. dollars for inclusion in our audited consolidated financial statements. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would also increase total expenses.

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

        The Ukrainian hryvnia experienced significant volatility over the last quarter of 2008 and in 2009, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias and 7.97 hryvnias per one U.S. dollar as of December 31, 2008 and 2009, respectively.

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

        On December 31, 2008, the Central Bank of Turkmenistan announced the redenomination of the manat and the introduction of new banknotes and coins of national currency as of January 1, 2009. Under the new currency, 1 new manat equals 5,000 old manat. The Central Bank of Turkmenistan established the exchange rate at 2.85 new manat per one U.S. dollar. As conversion of local currency in Turkmenistan is subject to government regulations, it is difficult to predict the extent of further exchange rate fluctuations. See also "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our mobile and fixed line networks. We spent $1,899.0 million in 2007, $2,612.8 million in 2008 and $2,328.3 million in 2009, for the fulfillment of our capital spending plans. In addition, the acquisition of 3G licenses and frequency allocations and the buildout of our 3G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        Our indebtedness and the limits imposed by covenants in our debt obligations could limit our ability to obtain additional financing and thereby constrain our ability to invest in our business and place us at a possible competitive disadvantage relative to our competitors. Also, currently we are not able to raise equity financing through newly issued depositary receipts such as ADSs, due to Russian securities regulations providing that no more than 25% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005 and at the time of our initial public offering, this threshold was 40% and our current ADSs program is near its full capacity. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and adversely affect our results of operations.

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 8.8% in Russia in 2009. Inflation reached 15.9% in Ukraine in 2009, according to the State Statistics Committee of Ukraine. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations.

        In September 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of the respective purchases over a three-year period. Pursuant to the agreement, we are also to incur certain iPhone promotional costs. In both 2009 and 2008, we did not fulfill our total purchase installment contemplated by the agreement. As a result, it is possible that Apple may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations. The total amount paid for handsets purchased under the agreement for the years ended December 31, 2009 and 2008 amounted to $3.4 million and $65.4 million, respectively.

Indentures relating to our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

        Covenants in the loan agreement relating to our notes due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, our outstanding notes contain covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants, including in relation to the incurrence of indebtedness, creation of liens and disposal of assets. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

        In addition, Sistema, which controls 52.7% of our total charter capital (54.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including

us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

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

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  With respect to our outstanding notes due 2010 and 2012, any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

  •
  any acquisition by Sistema or its subsidiaries that results in the 50% threshold being exceeded; and

  •
  any acquisition by us, our subsidiary or our employee benefit plan.

  •
  With respect to the notes due 2020, any person acquires beneficial or legal ownership of, or control over, more than 50% of our issued shares, ownership of or control over more than 50% of the voting interests in our share capital or obtains the power to elect not less than half of our directors, provided that the following transactions would not be deemed to result in a change of control:

  •
  any acquisition by Sistema or its subsidiaries that results in the 50% threshold being exceeded;

  •
  any acquisition by us, our subsidiary or our employee benefit plan; and

  •
  a contribution by Sistema of all or part of its ownership interest in us into a partnership, joint venture or other indirect holding vehicle as long as any other person who is an owner of or party interested in that partnership, joint venture or other indirect holding vehicle does not acquire beneficial ownership of or control over more than 50% of our issued shares, does not acquire ownership of or control over more than 50% of the voting interests in our share capital and does not obtain the power to elect not less than half of our directors.

  •
  With respect to our outstanding notes due 2010 and 2012, if we merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema does not beneficially own at least 50% of the total voting power of all shares of common stock of such entity.

  •
  With respect to our outstanding notes due 2010 and 2012, we no longer beneficially own more than 50% of the issuer's share capital.

        Some of our loan agreements contain similar change of control provisions. If a change in control occurs, and our noteholders and other debt holders exercise their right to require us to redeem all of their notes or debt, such event could have a material adverse effect on our financial condition and results of operations.

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

        While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, such as increases in gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages, increased disposable income, increased consumer spending and a relatively reduced rate of inflation, these positive trends have been supported, in part, by increases in global commodity prices, and may not continue or may abruptly reverse. The current financial downturn, as well as any future economic downturns or slowturns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. In December 2008, Standard & Poor's lowered Russia's long-term sovereign credit rating to BBB and maintained its negative outlook, citing the "rapid depletion" of Russia's financial reserves. In addition to anticipated slower asset growth on the Russian banking market, the Russian Federation is facing significant inflation, a significant decline in stock prices and a substantial outflow of capital from the country. The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

        The physical infrastructure in Russia, Ukraine and the other countries where we operate largely dates back to Soviet times and has not been adequately funded and maintained over the past two decades. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. For example, in August 2009, a major accident occurred at Russia's largest power plant, the Sayano-Shushenskaya hydroelectric power station, resulting in flooding of the engine and turbine rooms, a transformer explosion and the death of 75 people. Power generation from the station ceased completely following the incident, which led to a major power outage in the nearby residential areas and at certain industrial facilities as well as pollution of the rivers and soil as a result of an oil spill from the transformer.

        In addition, the road conditions throughout our countries of operation are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian and Ukrainian governments are actively considering plans to reorganize their national rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of the physical infrastructure in Russia, Ukraine and other countries where we operate harms the national economies, adds costs to doing business in these countries and generally disrupts normal business activities. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia and Ukraine, as well as the other countries where we operate, could have a material adverse effect on our business, financial condition and results of operations.

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

        Since 1991, Russia has sought to transform from a one-party state with a centrally planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Ukraine and the other CIS countries where we operate are similarly vulnerable.

        Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

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

        In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the conference of the representatives of the regional authorities in eastern Ukraine decided to conduct a referendum on creating an autonomous region, separate from Ukraine. Though the regional authorities ultimately backed down from this intention, and tensions in Ukraine subsided, the reemergence of these tensions in Ukraine in the future may cause our long-term planning ability and operations in Ukraine to suffer.

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

        The emergence of new or escalated tensions between Russia and other former Soviet republics could further exacerbate tensions between Russia and the United States and the European Union, which may have a negative effect on the Russian economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares and

ADSs. Any of the foregoing circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Changes to the Constitution of Ukraine that came into effect on January 1, 2006 shifted important powers from the President to the Parliament, including the right to appoint the Prime Minister and to form the Government. Although these new changes were intended to prevent an impasse between the President and the Parliament, they effectively caused a protracted political struggle.

        On February 7, 2010, Viktor Yanukovych, a leader of the Party of Regions, won 48.95% of the popular vote in a tightly contested presidential election campaign over Ukraine's then Prime Minister, Yulia Tymoshenko, a leader of the Yulia Tymoshenko Bloc, who won 45.47% of the popular vote. Although Ms. Tymoshenko initially contested the results of the election, she subsequently conceded and Mr. Yanukovych was inaugurated as the President of Ukraine on February 25, 2010. The close results of the Presidential election and the significantly different political platforms on which the candidates based their campaigns are indicative of a significant split in popular opinion amongst the general public over the best path forward for Ukraine.

        On March 3, 2010, Ms. Tymoshenko was removed from the position of Prime Minister after the Parliament concluded a vote of no confidence. In March 2010, the law governing the formation of parliamentary coalitions, or the Parliament Law, was amended to enable President Yanukovych to form a new parliamentary coalition and appoint Mr. Mykola Azarov as the Prime Minister on March 11, 2010. The amended Parliament Law was challenged by members of Parliament in the Constitutional Court of Ukraine by two groups of Parliament members, with one group requesting an official interpretation of certain provisions of the law, and the other challenging the constitutionality of certain provisions of the law. In April 2010, the Constitutional Court issued a ruling in connection with the application requesting an official interpretation, but it did not expressly opine on the constitutionality of such provisions. Accordingly, any future ruling by the Court that relevant provisions of the Parliament Law are unconstitutional may result in further political instability in Ukraine.

        As at the date of this document, relations between the Ukrainian President, Government and Parliament, as well as the procedures and rules governing the political process in Ukraine, including formation and dissolution of a parliamentary coalition and of factions, remain in a state of uncertainty and may be subject to change. A number of additional factors could adversely affect political stability in Ukraine, including:

  •
  failure to obtain or maintain the number of parliamentary votes required to support a stable Government;

  •
  lack of agreement within the factions and amongst the deputies that form a parliamentary coalition;

  •
  court action taken by opposition parliamentarians against decrees and other actions of the President, the Government or parliamentary coalition;

  •
  political polarization in Ukrainian society resulting from what is seen as insufficiently balanced or controversial position of the President and the Government on various domestic and foreign policy issues; and

  •
  growing opposition of certain factions in the Parliament and certain political parties and associations which are not represented in the Parliament to what is broadly seen as significant concessions made by the President and the Government to the Russian Federation in certain political and economic areas.

        If political instability continues or heightens, it may have negative effects on the Ukrainian economy and, as a result, have a material adverse effect on our business, results of operations and financial condition.

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

        For example, in Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or liquidate. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company's creditors will have the right to accelerate their claims or demand early performance of the company's obligations as well as demand compensation of any damages.

        The existence of negative assets may not accurately reflect the actual ability to pay debts as they come due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to fully comply with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

        The amount of net assets of some of our subsidiaries is below the minimum legal requirements. Although we are currently taking steps to remedy this and these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation.

        There have also been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group. Ukrainian law also contains provisions similar to Russian law, whereby a company's failure to comply with certain legal requirements concerning its formation, net assets or operation may be grounds for its liquidation.

The judiciary's lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our securities from obtaining effective redress in a court proceeding.

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

        These uncertainties also extend to property rights. For example, during Russia and Ukraine's transformation from centrally planned economies to market economies, legislation has been enacted in both countries to protect private property against uncompensated expropriation and nationalization. However, there is a risk that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel and other defendants including Altimo LLC, or Altimo, and Altimo Holdings and Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG companies appealed that ruling to the Isle of Man Staff of Government, and in November 2008, the appellate court ruled in our favor, holding that the case should proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action sought and were granted leave to appeal to the Judicial Committee of the Privy Council of the United Kingdom. The appeal hearing before the Privy Council is scheduled to commence on November 29, 2010. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. The Tribunal has scheduled a directions (or status) hearing for September 10, 2010.

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

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct capital markets transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to us. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

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

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of our shares and ADSs.

        While the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Companies Law, provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by an authorized governmental agency. In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies were required to notify the authorized governmental agency about their current shareholding in such companies.

        On April 8, 2009, MTS and two of our subsidiaries, Dagtelecom LLC and Sibintertelecom CJSC, were added to the register of companies occupying a dominant position on the market with a market share exceeding 25% for the purpose of the Strategic Foreign Investment Law.

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

        An amendment to the Federal Law on Communications, which became effective July 1, 2006, implemented the Calling Party Pays, or the CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Prior to the implementation of the CPP, subscribers of fixed line operators could initiate calls to mobile phone users free of charge (i.e., there was no charge in addition to the monthly fee for fixed line service). Under the new system, fixed line operators began charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the "settlement rate." Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins.

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

        The Federal Law on Personal Data and certain regulations enacted thereunder require us to bring our information storage, processing and protection practices in compliance with the statutory standards by January 1, 2011. The implementation of these standards involves significant technical, financial and managerial undertakings. For example, we will be required to treat subscribers' personal data with the level of protections afforded to state secrets, obtain state certification of our installed information protection facilities and ensure that our automated accounting systems do not have any undeclared capabilities. At the same time, the standards contain significant ambiguity, which may impede our ability to comply and creates the potential for Russian authorities to form differing views on compliance.

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

        The Ukrainian Law on Telecommunications came into force on December 23, 2003 (certain articles became effective in 2004 and 2005). However, certain regulatory bodies established by the law were unable to duly exercise their regulatory functions for an extended period of time. For example, the NCRC was established in August 2004 by a Decree of the President of Ukraine. On January 1, 2005, it was vested with the powers of the central regulatory body in the sphere of communications by the Ukrainian Law on Telecommunications. The NCRC was considered formed and began to perform its regulatory activity in April 2005, when both the chairperson and its members were appointed as required by the Ukrainian Law on Telecommunications. However, in 2007 and 2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. Thus, the NCRC chairperson and its members are currently appointed by the Cabinet of Ministers. However, this uncertainty and any future challenges to the NCRC's authority or composition may have an adverse effect on our business, financial condition and results of operations.

        In addition, the Ukrainian Law on Telecommunications may require, among other things, companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. As, according to AC&M-Consulting, the market share of MTS-Ukraine in mobile telecommunications services in Ukraine was 31.8% as of December 31, 2009, implementation of this law may materially adversely affect our financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Legislation."

The Russian taxation system is underdeveloped and any imposition of significant additional tax liabilities could have a material adverse effect on our business, financial condition or results of operations.

        The discussion below provides general information regarding Russian taxes and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in our shares and ADSs. See also "Item 10. Additional Information—E. Taxation."

        In general, taxes payable by Russian companies are substantial and numerous. These taxes include, among others, corporate income tax, value added tax, property taxes, excise duties, payroll-related taxes and other taxes.

        Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

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

        Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, during the eligible three-year period by a superior tax authority. On July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, recent amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year terms. On March 17, 2009, the Constitutional Court of the Russian Federation issued a decision preventing the Russian tax authorities from carrying out a subsequent tax audit of a tax period if, following the initial audit of such tax period, a court decision was made concerning a tax dispute between the relevant taxpayer and the relevant tax authority arising out of such tax period, and such decision has not been revised or discharged. Currently it is not clear how this decision will be applied by the Russian tax authorities.

        There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and prospects.

        Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In a policy document entitled "Major Trends in Russian Tax Policy for 2009-2011," the Russian Government proposed to introduce consolidated tax reporting in order to enable Russian taxpayers which are already part of a group for profit tax purposes to consolidate their financial results. We are aware that a draft law on consolidated tax reporting has already been drafted; however, at this stage it is not possible to predict whether, when or in what form the law will be enacted. In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

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

        Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a "substance and form" approach, which may cause additional tax exposures to arise in the future. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

        It is expected that Russian tax legislation will become more sophisticated, which may result in the introduction of additional revenue raising measures. Although it is unclear how any new measures would operate, any such introduction may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In January 2008, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2005 and 2006. Based on the results of this audit, we were assessed an additional amount of 1,130.0 million rubles (approximately $38.5 million as of December 31, 2008), including taxes, fines and penalties. As of December 31, 2008, we paid to the tax authorities the full amount assessed. However, we also filed a petition with the Arbitration Court of the Moscow District seeking to invalidate part of the assessment in the amount of 1,026.1 million rubles (approximately $34.9 million as of December 31, 2008). In December 2008, the court ruled to partially invalidate the assessment in the amount of 981.5 million rubles (approximately $33.4 million as of December 31, 2008). This ruling was upheld by higher courts, most recently by the Federal Arbitration Court of the Moscow District. The amount invalidated was used to set off subsequent tax liability.

        In 2009, the tax authorities completed a tax audit of our subsidiary, Sibintertelecom, in respect of the years ended December 31, 2006, 2007 and 2008. As a result of the audit, the tax authorities imposed additional tax liability in the amount of 174.5 million rubles (approximately $5.8 million as of December 31, 2009), including taxes, fines and penalties. Sibintertelecom is currently appealing this assessment with a higher tax authority. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

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

        Although the Ukrainian Constitution prohibits retroactive enforcement of any newly enacted tax laws and the Law on Taxation System specifically requires legislation to adopt new tax laws at least six months prior to them becoming effective, such rules have largely been ignored. In addition, tax laws are often vaguely drafted, making it difficult for us to determine what actions are required for compliance. For example, MTS-Ukraine believes that the services rendered to its subscribers within the networks of foreign operators that serve as roaming partners for MTS-Ukraine are not subject to VAT. However, due to the ambiguity of the Ukrainian tax legislation, the state tax authorities may conclude that VAT applies to these services. In such case, MTS-Ukraine will be obligated to pay the VAT sums and penalties.

        Uncertain transfer pricing rules and their inconsistent application by the Ukrainian tax authorities and courts may also adversely affect MTS-Ukraine's operations. MTS-Ukraine's transactions with its related parties as well as certain transactions with non-Ukrainian entities that are not MTS-Ukraine's related parties may be affected by the application of the transfer pricing rules. No "safe harbor" margin is provided under Ukrainian legislation if the sale price deviates from the arm's length price.

        Due to the poor quality of the applicable tax legislation and its inconsistent interpretation, it is possible that MTS-Ukraine's prices could be subject to challenge and adjustment for corporate income tax or VAT purposes. Profit repatriation arrangements, such as the level of royalties for trademarks or loan interest paid by MTS-Ukraine from Ukraine abroad, may also be challenged for the same reasons. If such price adjustments are implemented, MTS-Ukraine's effective tax rate may increase and its financial results may be adversely affected.

        The recent significant increase in the radio frequency resource duty and increases in the Pension Fund duty payable by mobile telecommunications operators may also negatively affect the financial performance of MTS-Ukraine.

        Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict for taxpayers and investors. In practice, the Ukrainian tax authorities tend to interpret the tax laws in an arbitrary way that rarely favors taxpayers.

        Tax declarations/returns, together with other legal compliance areas (e.g., customs and currency control matters), may be subject to review and investigation by various administrative divisions of the tax authorities, which are authorized by law to impose severe fines, penalties and interest charges. These circumstances create tax risks in Ukraine substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations/returns in Ukraine remain open and subject to inspection for a three-year period. However, this term may not be observed or may be extended under certain circumstances, including in the context of a criminal investigation. While we believe that we are currently materially in compliance with the tax laws affecting our operations in Ukraine, it is possible that relevant authorities may take differing positions with regard to interpretative issues, which may result in a material adverse effect on our results of operations and financial condition.

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

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations. Further, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for a correlative adjustment to be made for the counterparty in the transaction that is subject to adjustment. Although such an adjustment can be made for cross-border transactions in accordance with the mutual agreement procedure set forth in most of the double taxation agreements entered into between Russia with other countries, to date this procedure has not been used in practice. In addition to the usual tax burden imposed on Russian taxpayers, these conditions and uncertainties complicate tax planning and related business decisions.

        The State Duma of the Russian Federation is currently in the process of adopting new transfer pricing rules and it is anticipated that the same may come into force from January 1, 2011. The implementation of these amendments should help to align domestic rules with OECD principles. The amendments are expected to considerably toughen the existing law by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. In addition, the amendments:

  •
  introduce the 'arm's length' principle as a fundamental principle of the Russian transfer pricing rules;

  •
  establish a new list of controlled transactions (which would cover cross-border transactions with certain commodities, cross-border transactions with related parties and tax haven residents, and certain intra-Russian transactions with related parties);

  •
  extend the list of related parties;

  •
  extend the list of transfer pricing methods (including the Transactional Net Margin Method and the Profit Split method) with the choice of method depending on the allocation of functions performed, risks assumed and assets employed by the parties to a transaction (instead of a rigid priority of methods under current legislation);

  •
  replace the existing permitted deviation threshold with the 'arm's length' range of market prices (profitability);

  •
  introduce correlative adjustments in relation to domestic transactions; and

  •
  introduce special transfer pricing audits by federal tax authorities and specific transfer pricing penalties (more severe that in case of other, non-transfer pricing related, tax assessments).

        The introduction of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities and, therefore, may have a material impact on our business and results of operations. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules.

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

        The market price of our ADSs experienced, and may continue to experience, significant volatility. The closing price of our ADSs on the New York Stock Exchange ranged from a low of $21.67 per ADS to a high of $101.9 per ADS in 2008, and a low of $18.60 to a high of $54.54 per ADS in 2009.

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

ADS holders may be unable to benefit from the United States—Russia income tax treaty.

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The domestic tax rate applicable to dividends payable by

Russian companies to non-resident individuals has been reduced from 30% to 15% effective from January 1, 2008. This tax may potentially be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, or the United States—Russia income tax treaty, provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States—Russia income tax treaty. See also "Item 10. Additional Information—E. Taxation" for additional information.

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

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in our shares and ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders and corruption.

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

Because no standard definition of a subscriber, average monthly service revenue per subscriber (ARPU), average monthly usage per subscriber (MOU) or churn exists in the telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

        The methodology for calculating subscriber numbers, ARPU, MOU and churn varies substantially in the telecommunications industry, resulting in variances in reported numbers from that which would result from the use of a uniform methodology. Therefore, comparisons of certain operating data between different telecommunications companies may be difficult to draw.

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 52.7% of our share capital (54.8% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

        MTS CJSC inaugurated service in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, we have continued to grow by applying for GSM licenses in new regions, investing in new GSM licensees, increasing our ownership percentage in these licensees and acquiring existing GSM license holders and operators in Russia and the CIS. We expanded into the fixed line communications market in 2009 with our acquisition of Comstar.

        Mobile TeleSystems OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly owned subsidiary. In accordance with Russian merger law, MTS CJSC and RTC CJSC ceased to exist and MTS OJSC was created with the assets and obligations of the predecessor companies. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange under the symbol "MBT." Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares.

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

Geographic Expansion

Russia

        In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our acquisitions in the last three years, see "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and Note 3 to our audited consolidated financial statements.

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

Operational Expansion—Acquisition of Comstar

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% (or 64.03% excluding treasury shares) in December 2009.

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. As a result, Comstar and its assets have been recorded at book value as if the businesses and assets of Comstar have been owned by us since the beginning of the financial periods presented in this document. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        Comstar operates in both the alternative and traditional fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. Among Comstar's subsidiaries is MGTS, Moscow's incumbent fixed line operator with "last mile" access to approximately 96% of the households in Moscow. We believe the acquisition of Comstar provides us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator. We have begun rebranding Comstar to our main MTS brand and aim to complete this process in major Russian cities by the end of 2010. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Difficulties integrating the operations of Comstar with our existing operations may prevent us from achieving the expected benefits from the acquisition" and "—Business Strategy."

Capital Expenditures

        We spent in total $2,328.3 million in 2009 for network development in Russia and the other countries where we operate, which included $1,942.4 million in cash expenditures on property, plant and equipment, and $385.9 million for the purchase of intangible assets. We expect to spend approximately $2,598.0 million in 2010 for our current operations, including for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the buildout of our 3G and broadband Internet networks. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing activities. The actual amount of our capital expenditures for 2010 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2010 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2009 by country is set forth below. For the first quarter of 2010 and continuing into the second quarter, our principal capital expenditures have related to the buildout of our 3G network and other expenditures related to the maintenance and expansion of our GSM network which we have financed through operating cash flows.

        Excluding our acquisition of Comstar, we spent $270.5 million in 2009 for acquisitions of subsidiaries, net of cash acquired. We additionally spent $1,322.3 million for the acquisition of a 50.91% stake in Comstar, as well as additional consideration in the form of cash and MTS common shares for the acquisition of an additional 11.06% in Comstar in December 2009. See also "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and Note 3 to our audited consolidated financial statements.

Russia

        We spent $1,389.7 million in 2009 for network development in Russia, including $1,113.7 million in cash expenditures on property, plant and equipment, and $276.0 million for the purchase of intangible assets.

Ukraine

        We spent $377.4 million in 2009 for network development in Ukraine, including $310.4 million in cash expenditures on property, plant and equipment, and $67.0 million for the purchase of intangible assets.

Uzbekistan

        We spent $460.3 million in 2009 for network development in Uzbekistan, including $429.7 million in cash expenditures on property, plant and equipment, and $30.6 million for the purchase of intangible assets.

Turkmenistan

        We spent $52.4 million in 2009 for network development in Turkmenistan, including $47.4 million in cash expenditures on property, plant and equipment, and $5.0 million for the purchase of intangible assets.

Armenia

        We spent $48.5 million in 2009 for network development in Armenia, including $41.2 million in cash expenditures on property, plant and equipment, and $7.3 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent $83.2 million in 2009 for network development in Belarus. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus' results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of mobile subscribers and revenues. As of December 31, 2009, we had a mobile subscriber base of approximately 97.81 million (approximately 69.34 million in Russia, 17.56 million in Ukraine, 7.07 million in Uzbekistan, 1.76 million in Turkmenistan and 2.07 million in Armenia), an increase of 7.1% compared to December 31, 2008. Through Comstar, we are also the largest operator in the Moscow residential broadband market, with a 32% market share as of December 31, 2009, according to Direct INFO. Our revenues for the year ended December 31, 2009 were $9,823.5 million, a decrease of 17.5% from the year ended December 31, 2008. Our net income for the year ended December 31, 2009 was $1,004.5 million, a decrease of 49.8% from the year ended December 31, 2008.

        Russia is our principal market, both in terms of subscribers and revenues. For the years ended December 31, 2009, 2008 and 2007, approximately 81%, 79% and 78% of our revenues came from operations in Russia; approximately 11%, 14% and 17% of our revenues came from operations in Ukraine; and approximately 8%, 7% and 5% of our revenues came from operations in our other countries, respectively.

        At December 31, 2009, approximately 71% of our mobile subscriber base was in Russia and approximately 18% was in Ukraine. According to AC&M-Consulting, we had a 33.4% market share of total mobile subscribers in Russia at December 31, 2009. In Ukraine, we had a 31.8% market share at December 31, 2009, according to AC&M-Consulting.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
(in thousands)
2005	58,194
2006	72,858
2007	81,970
2008	91,335
2009	97,810

(1)
Excludes MTS Belarus subscribers. We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period.

        Our mobile subscriber base continued to grow in 2010. At May 1, 2010, we had approximately 98.65 million subscribers, including approximately 69.73 million in Russia, 17.37 million in Ukraine, 7.43 million in Uzbekistan, 2.01 million in Turkmenistan and 2.11 million in Armenia.

        Overall mobile cellular penetration in Russia was at approximately 143.2% at December 31, 2009, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was at approximately 120.6% at December 31, 2009, according to AC&M-Consulting. According to our estimates, mobile cellular penetration in Uzbekistan, Turkmenistan and Armenia was at approximately 57.0%, 40.5% and 84.6% at December 31, 2009, respectively.

        As of December 31, 2009, we had mobile licenses to operate and commercial mobile operations in 82 regions of Russia with a population of approximately 144 million people, or approximately 99% of the country's total population, for the entire territory of Ukraine with a population of approximately 46 million people, for the entire territory of Uzbekistan with a population of approximately 28 million people, for the entire territory of Turkmenistan with a population of approximately 5 million people and for the entire territory of Armenia with a population of approximately 3 million people.

        MTS Belarus had approximately 4.56 million subscribers and a leading market share of 46% at December 31, 2009, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to approximately 4.57 million at May 1, 2010. Belarus, a country with a population of approximately 10 million, had a mobile cellular penetration rate of approximately 102% at December 31, 2009, according to AC&M-Consulting.

        In 2009, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our new "3i" strategy. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading integrated fixed line services provider in Russia. We also continued to aggressively develop our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We additionally focused on the development of online platforms and content, launching Omlet.ru in September 2009. Omlet.ru is an online and mobile content portal offering a large selection of videos, music and games for sale and a high degree of interoperability between mobile devices and computers as well as network flexibility (e.g. EDGE and 3G).

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprising 3,260 points-of-sale, including 1,236 franchise points-of-sale and 2,024 points-of-sale owned by us as of December 31, 2009.

Business Strategy

        Our primary strategic goal is to be the leading communications operator in the territories of our presence, providing our customers with mobile and fixed telephony, high-speed Internet access at home and on the move, cable TV and the widest choice of licensed content on the market. We strive to maintain and strengthen our market position by investing in network and product development, new technologies and customer service.

        From October 2009, we have adopted the new "3i" strategy, which we believe represents a logical development of our previous strategic principles and corresponds to the changing market environment. Consistent with our new strategy, we moved beyond simple mobile access, both horizontally and vertically, through our acquisition of Comstar, the rapid build-out of our proprietary distribution network and the launch of our first online content platform, Omlet.ru. Our development beyond mobile access is the intrinsic part of our new "3i" strategy, which is focused on the following key directions:

  •
  Integration:  developing new pipelines and customer touch points. We aim to provide a comprehensive integrated service portfolio for all of our customers' communication needs, through both fixed line and wireless access. Through the networks and platforms we develop, we will seek to create a seamless and unsurpassed user experience.

  •
  Internet:  offering universal connectivity. Our customers increasingly expect faster and broader connectivity as more devices and services depend on integrated mobile and fixed networks. Our goal is to create smarter pipelines so customers can realize the full benefits of today's technologies, while creating additional value for us. Through so-called "smart pipes," we will strive to offer best-in-class content applications and market-leading services, enable transactions and bring us closer to our customers.

  •
  Innovation:  differentiating ourselves from our competitors by offering a unique mix of products and services. We will offer exclusive devices, distinct packages of services catering to all customer segments and a market-leading end-to-end user experience at home, work and on the move.

        We believe our integration with Comstar will put us in a better position to capture growth and gain market share in the Russian telecommunications market, as well as to meet customer needs and desires and benefit from convergent revenue and cost synergies. We may also continue to expand our footprint as attractive opportunities arise.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of mobile cellular communications services in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia. Following our acquisition of a majority stake in Comstar in October 2009, we became a leading fixed line communications services provider in Russia. We describe our mobile and fixed line business operations below.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure".

        Consistent with our efforts to increase operating efficiencies and integrate our existing businesses into a single company, from 2004 up to the date of this document, we have merged 25 of our wholly and majority owned Russian subsidiaries into MTS OJSC. In each case, these mergers were undertaken following the requisite shareholder and regulatory approvals.

Mobile Operations

Services Offered

Network Access

        We primarily offer mobile cellular voice and data communication services to our subscribers on the basis of various tariff plans designed for different market segments. In general, most of our tariff plans combine per minute usage charges, value-added services and, in some cases, monthly network access fees. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Tariffs."

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

        As of December 31, 2009, we had bilateral roaming contracts with 634 wireless operators in 224 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2009, in addition to our network coverage area in 82 of the 83 regions of Russia, GSM service is available to our subscribers in the region of Russia where we do not currently operate through our roaming agreements with 13 regional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

• Blackberry

•  Call Divert/Forwarding

•  Caller ID Display and anti-Caller ID Display

•  Conference Calling

•  WiFi

•  Location-Based Service
(LBS)

•  GPRS

•  Intelligent call assistant

•  APN remote access point

•  Fixed Mobile Convergence

• Enhanced Data rates for GSM Evolution (EDGE)	• Call Barring

•  SMS

•  Mobile Office

•  Voicemail

•  Mobile banking

•  Wireless Application
Protocol (WAP)

•  MTS-Connect

•  SIM-browser

•  Point-to-point transfer

•  Unstructured
Supplementary Services
Data (USSD)

•  High-Speed Downlink
Packet Access (HSDPA)	• Call Waiting

•  MMS

•  Melody Ring Tones

•  Missed Call Alert

•  Itemization of Monthly Bills

•  Information and Directory Service

•  International Access Service

•  WEB and WAP portal

•  Real IP

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

        In 2005, we commercially launched EDGE services in the Moscow metropolitan area and expanded EDGE services between 2006 and 2008 to cover the most developed markets where we operate. EDGE is a high-speed, high-quality data transfer technology capable of transmitting streamline video and TV programs onto mobile phones. At present, EDGE services are available to our subscribers in Russia, Ukraine, Armenia, Uzbekistan, Turkmenistan and Belarus. We expanded our data transmission network in 2009, which allowed us to significantly expand our EDGE network coverage.

        We also offer the MTS-Connect service, which allows our subscribers to get mobile Internet access through a GPRS/EDGE/3G connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 167 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in September 2005 to offer BlackBerry services to our subscribers and were the first mobile operator to offer BlackBerry services in the CIS. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and to corporate users in Russia in June 2008. In addition to corporate users, we also provide BlackBerry services to mass market subscribers in Ukraine and in Moscow and the Moscow region in Russia. In May 2009, we launched Blackberry Internet Service in Moscow and the Moscow region, and in October 2009, we launched commercial operations of BlackBerry Enterprise Server (BES) and BlackBerry Internet Service (BIS) in 39 regions of Russia.

3G Technology

        The key benefit of a 3G network, using UMTS technology, is the ability to provide subscribers with faster data download speeds with top download capacity using high speed packet access technology up to 3.6 Mbit per second. This is over 10 times faster than the currently available 2G EDGE technology.

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. Over the course of 2008 and 2009, we commercially launched our 3G network in 76 Russian cities.

        In May 2009, we, along with Vimpelcom and MegaFon, were allocated 3G/UMTS frequencies to begin testing our 3G network in Moscow and the Moscow region. Starting from May 2009, we were allowed to launch our 3G network inside buildings and other indoor structures in Moscow as well as in the Moscow metro. As of May 1, 2010, our 3G indoor network operates in 40 trade and business centers in Moscow and in various metro stations. We also provide 3G services to various large companies within Moscow. In December 2009, we obtained a permit to install 783 base stations in the UMTS standard in Moscow and commercially launched our 3G network in Moscow. Our 3G network uses 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies and compliments our existing GSM network.

        In July 2006, MTS-Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007 and currently offer high-speed mobile Internet access to our subscribers.

        In Uzbekistan, the Communications and Information Agency of Uzbekistan allocated a 3G/UMTS license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. In December 2008, we commercially launched our 3G network in Uzbekistan's two largest cities, Tashkent and Samarkand, followed by the launch in three additional cities—Urganch, Khiva and Bukhara—in January 2009.

        In Armenia, our subsidiary K-Telekom is licensed to offer 3G services in the UMTS standard throughout Armenia pursuant to its wireless services license. In October 2007, K-Telecom was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In April 2009, we commercially launched our 3G network in Armenia's three largest cities: Yerevan, the capital, Guymri and Vanadzor. We significantly expanded the network in 2009, improving coverage in these cities and extending coverage to all of Armenia's regional centers.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management, or CRM, practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

Sales and Marketing

Target Customers

        Our target customers historically included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, with mobile cellular penetration in these segments becoming saturated, we began to more aggressively promote our mobile cellular services to a much wider group of the population. Over time, we adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. In 2002, we launched a group of prepaid tariff plans with low connection and no monthly fees which appealed to mass-market subscribers. We also continue to actively target high-end customers who provide us with larger profit margins through high ARPU and MOU. For example, the "Maxi" and unlimited tariff plans offer a higher level of customer service, technical support and a wide range of services, including personalized service and support with minimum waiting time. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments.

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

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. We also advertise on-line to market and promote our products and services to younger tech-savvy consumers. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We also coordinate the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on international and cross market offers with other companies, positioning the MTS brand as truly national brand. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

        Our key marketing efforts in 2009 included the launch of an advertising campaign in July 2009 to promote our loyalty program, under which eligible subscribers receive free airtime and value-added services. We also launched a comprehensive campaign in September 2009 to promote a new youth tariff, Red Energy, which attracted over 1.5 million new subscribers through the end of 2009.

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

        In July 2007, we launched the MTS brand in Ukraine. Prior to this date, we operated in Ukraine under the "UMC" brand. In connection with this re-branding effort, we have sought to retain our existing subscribers by continuing to provide high quality communications services, launching new services and introducing new tariff plans. We believe that the MTS brand is now well established in Ukraine. We also operate under the MTS brand in Uzbekistan, Turkmenistan, and Belarus. In Armenia, we have operated under the VivaCell-MTS brand since September 2008.

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

        In furtherance of our effort to integrate Comstar within our group, develop and offer integrated communication services and create a unified platform for subscribers, we have commenced the process of rebranding Comstar with our main MTS brand. Our goal is to complete the rebranding in major Russian cities by the end of 2010.

Global recognition

        In April 2010, MTS was ranked No.72 in the BRANDZ™ Top 100 Most Powerful Brands, an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world in 2008 and remain the highest ranked brand in Russia.

Sales and Distribution

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. However, the financial downturn and tightening of the credit markets resulted in virtually all of the large national and regional mobile handset retailers in Russia facing liquidity issues or being on the verge of bankruptcy, according to press reports. In addition, as of April 1, 2009, we ceased working with Euroset, the largest mobile handset retailer in Russia, following Vimpelcom's indirect acquisition of a 49.9% stake. As a result of these factors, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continued to drop in 2009. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

        As the share of subscribers enrolled through large national and regional dealers has decreased, the share of our subscribers enrolled through small dealer and subdealer networks and our own distribution network is increasing, and we are working to expand our relationships with these small dealer networks while continuing our efforts to grow our proprietary distribution network.

        In furtherance of these efforts, we changed the strategy and structure of our retail operations in 2009 by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of several national and regional retail chains. Over the course of 2009, we acquired 100% of handset retailer Telefon.Ru, which at the date of acquisition operated 512 stores in 180 cities in Russia; 100% of the Eldorado handset retail chain, which operated 383 stores in 153 cities in Russia; and 100% of handset retailer Teleforum, which operated 180 stores in St. Petersburg and several other regions of Russia. In addition, in March 2009, we entered into a three-year executive services agreement with the majority shareholder of the Svyaznoy group of companies, which operates a nationwide dealer network in Russia. Under the agreement, the Svyaznoy shareholder provides operational and strategic consultancy services to us, as well as procures that certain managers from the Svyaznoy group, as set forth in the agreement, cease to be employed by the Svyaznoy group and become our full time employees. In addition, we organized our retail operations under a wholly owned subsidiary, Russian Telephone Company, or RTC. RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also endeavors to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2009, our proprietary distribution network in Russia consisted of 3,260 points-of-sale, including 1,236 franchise points-of-sale and 2,024 points-of-sale owned by us.

        We are continuing in 2010 to optimize our proprietary network in Russia by closing overlapping locations. As of May 2, 2010, we operated 3,291 points-of-sale, including 1,115 franchise points-of-sale and 2,176 points-of-sale owned by us. Of the retail outlets acquired by us, 401 were re-branded as MTS mono-brand outlets in 2009, and an additional 327 are expected to be re-branded as MTS mono-brand outlets by the end of 2010.

        As a result of our new strategy, approximately 35% of our new subscribers in Russia were enrolled directly by us during the year ended December 31, 2009 as compared to 20% during the year ended December 31, 2008. All other new subscribers, comprising 65% and 80% of our total new subscribers in the years ended December 31, 2009 and 2008, respectively, were enrolled through independent dealers. In Ukraine, approximately 93% of new subscribers were enrolled through independent dealers and 7% were enrolled directly by us in each of 2009 and 2008.

        Our proprietary distribution network outside of Russia as of December 31, 2009 consisted of 45 points-of-sale in Ukraine, 26 points-of-sale in Uzbekistan, 39 points-of-sale in Turkmenistan and 105 points-of-sale in Armenia.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between $5 and $60 per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber's activation, city of subscription, and status of the dealer itself. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for postpaid tariffs consist of one-time commissions ranging from $5 to $25, and we are entitled to retain the full commission amount if the subscriber deactivates within five months following the month of connection. Prepaid tariff commissions are paid monthly for up to six months following activation in an amount equal to the lesser of 50% of the monthly revenue or $6.3 to $9.4, depending on the type of subscriber. We also pay dealer commissions for contract prolongation and for high quality, long-term subscribers, as well as compensation of between $127 and $1,897 to exclusive dealers who sell only MTS-Ukraine subscriptions. In connection with CDMA subscriptions, we typically pay dealers a one-time fee upon subscriber connection ranging from $3.8 to $5.0, as well as monthly payments for up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions to dealers provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2009, overall wireless penetration in Russia was approximately 143.2%, or approximately 207.9 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 190.7% and 186.8%, respectively, at December 31, 2009, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 134.3% at December 31, 2009, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2005	2006	2007	2008	2009
	(amounts in millions, except for percentages)
Subscribers(1)	125.8	151.9	172.9	187.8	207.9
Subscriber penetration	87%	105%	119%	129%	143%

Source: AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 47.4% and 41.9% of subscribers in Moscow, 30.8% and 31.4% of subscribers in St. Petersburg and 34.4% and 33.4% of total Russian subscribers as of December 31, 2008 and 2009, respectively. We believe that the decrease in our market share in Russia, particularly in Moscow, is the result of our effort to restructure our subscriber base to minimize the number of subscribers who have a positive balance but are infrequent users of our mobile services. We believe that this restructuring will increase the overall rate of usage and ultimately have a positive influence on average revenue per user in the future.

        The primary mobile competitors in Russia include us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2007, 2008 and 2009:

	As of December 31,
Operator	2007	2008	2009
	(Amounts in millions)
MTS	57.4	64.6	69.3
Vimpelcom	51.7	47.7	50.9
MegaFon	35.5	43.3	50.2
Others	28.4	32.2	37.5

Source: AC&M-Consulting.

        Vimpelcom.    Vimpelcom, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, it had approximately 50.9 million subscribers in Russia as of December 31, 2009, including 10.8 million in the Moscow license area. At December 31, 2009, according to AC&M-Consulting, Vimpelcom had a 33.5% market share in Moscow, a 17.8% market share in St. Petersburg and a 24.5% market share of total wireless subscribers in Russia.

        MegaFon.    In addition to Vimpelcom, we also compete with MegaFon, which is the third largest GSM wireless operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800/UMTS (3G) licenses to operate in all 83 regions of the Russian Federation.

        According to AC&M-Consulting, MegaFon had a subscriber base of approximately 50.2 million in Russia at December 31, 2009, including 7.4 million subscribers in the Moscow license area. At December 31, 2009, according to AC&M-Consulting, MegaFon had a 23.0% market share in Moscow, a 33.4% market share in St. Petersburg and a 24.2% market share of total wireless subscribers in Russia.

        Other Operators.    In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 14.5 million subscribers as of December 31, 2009. In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 5.7 million subscribers as of December 31, 2009. In certain regions of the Volga part of Russia, we compete with Smarts, which had approximately 3.5 million customers as of December 31, 2009. In addition, in certain parts of Siberia, we compete with Sibirtelecom, which had approximately 5.2 million customers as of December 31, 2009. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

The Ukrainian wireless telecommunications market

        From 2003 to 2007, the Ukrainian wireless telecommunications market enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP billing arrangements and the launch of the new Beeline brand in April 2006 by Ukrainian RadioSystems, or URS, a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS-Ukraine and Kyivstar who share 71.6% of the market, with 31.8% and 39.9%, respectively, as of December 31, 2009, according to AC&M-Consulting. Competition between these two companies is based on the service and network quality, prices and brand perception. The remaining key competitors in Ukraine are Astelit, operating under the Life brand, and URS, operating under the Beeline brand.

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last three years and there was little growth in the overall number of subscribers and nationwide penetration between 2007 and 2009. Astelit's continued campaign of aggressive pricing in the market has driven down the overall average price per minute levels significantly since 2006. In response to the increasingly competitive operating environment, MTS-Ukraine continued to focus on developing and marketing its network quality and coverage while improving the quality of its subscriber base and increasing usage levels to stimulate improved subscriber loyalty. As a result, overall minutes of use per subscriber increased more than 80% during 2008 and more than 65% during 2009, offsetting a decline in average price per minute.

        As of December 31, 2009, overall wireless penetration in Ukraine was approximately 120.6%, or approximately 55.3 million subscribers, according to AC&M-Consulting.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS-Ukraine and our competitors in Ukraine:

Operator	December 31, 2008	December 31, 2009	Coverage Area
	(amounts in thousands)
Kyivstar	23,530	22,022	Nationwide
MTS-Ukraine	18,115	17,564	Nationwide
Astelit	11,230	12,212	Nationwide
URS (Vimpelcom)	2,028	2,005	Nationwide

Source: Subscriber information based on AC&M-Consulting data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 22.0 million subscribers as of December 31, 2009. Kyivstar is a subsidiary of Vimpelcom and is expected in the future to merge with URS, Vimpelcom's other Ukraine mobile operator. Kyivstar offers wireless services using GSM 900/1800 technologies. Kyivstar is also licensed to provide fixed line DLD/ILD services. Astelit is owned by System Capital Management and Turkcell Iletisim Hizmetleri A.S., or Turkcell, and 13.2% of Turkcell is owned by Alfa Group. Astelit offers services in GSM 900/1800 standards under the Life brand. URS is a wholly owned subsidiary of Vimpelcom. It has a nationwide GSM 900 license and a GSM 1800 license for major regions of Ukraine and provides wireless mobile services under the Beeline brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band, in November 2007. Our CDMA business in Ukraine faces competition from other operators, including People.net, Utel (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators.

The Uzbekistan wireless telecommunications market

        The Uzbekistan wireless telecommunications market is characterized by low but rapidly increasing penetration rates. In 2009, overall wireless penetration in Uzbekistan increased from approximately 44.8% to 57.0%, or approximately 16.0 million subscribers, according to our estimates and AC&M-Consulting data.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Uzbekistan and our competitors in Uzbekistan:

Operator	December 31, 2008	December 31, 2009	Coverage Area
	(amounts in thousands)
MTS-Uzbekistan	5,646.9	7,073.5	Nationwide
Unitel (Vimpelcom)	3,636.2	3,514.5	Nationwide
Ucell (Coscom)	2,683.0	5,074.0	Nationwide
Others	302.1	303.1	Nationwide

Source: Subscriber information based on our estimates, Vimpelcom estimates (for Unitel) and AC&M-Consulting data.

        MTS-Uzbekistan offers wireless services in Uzbekistan using GSM and UMTS technologies. As of December 31, 2009, it had approximately 7.1 million subscribers and a 44.3% market share according to AC&M-Consulting and our estimates. In Uzbekistan, we compete primarily with Ucell (Coscom), a GSM operator beneficially owned by TeliaSonera with approximately 5.1 million subscribers and a

31.8% market share as of December 31, 2009. We also compete with Beeline (Unitel), a GSM operator owned by Vimpelcom with approximately 3.5 million subscribers and a 22.0% market share as of December 31, 2009.

The Turkmenistan wireless telecommunications market

        The Turkmenistan wireless telecommunications market is characterized by low but rapidly increasing penetration rates. In 2009, overall wireless penetration in Turkmenistan increased from approximately 20.1% to 40.5%, or approximately 2.1 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitor in Turkmenistan:

Operator	December 31, 2008	December 31, 2009	Coverage Area
	(amounts in thousands)
MTS-Turkmenistan	927.4	1,757.6	Nationwide
Altyn Asyr	133.0	309.6	Nationwide

Source: Subscriber information based on our estimates.

        As of December 31, 2009, MTS-Turkmenistan had an 85.0% market share according to AC&M-Consulting and our estimates. MTS-Turkmenistan offers wireless services using GSM 900 and GSM 1800 technologies. In Turkmenistan, we compete only with a state-owned GSM operator Altyn Asyr with 310,000 subscribers as of December 31, 2009.

The Armenian wireless telecommunications market

        As of December 31, 2009, overall wireless penetration in Armenia was approximately 85.9%, or approximately 2.8 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitor in Armenia:

Operator	December 31, 2008	December 31, 2009	Coverage Area
	(amounts in thousands)
VivaCell-MTS	2,017.0	2,073.1	Nationwide
ArmenTel (Vimpelcom)	544.3	545.2	Nationwide
Orange (France Telecom)	—	131.2	Nationwide

Source: Subscriber information based on our estimates.

        As of December 31, 2009, VivaCell-MTS had approximately 2.1 million subscribers and a 75.4% market share according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008.

Tariffs

        We customize our marketing efforts and pricing policies in each region of Russia and our other countries of operation by considering such factors as average income levels, local currency exchange rates, the competitive environment and subscriber needs, all of which vary from region to region. Consistent with our marketing strategy, we have developed tariff plans to appeal to a broader market.

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

        The following table shows the mix between prepaid and other subscribers, such as contract and corporate customers, for Russia and Ukraine for the periods indicated:

	At December 31,
	2007	2008	2009
Russia
Prepaid	88%	87%	79%
Other	12%	13%	21%
Ukraine
Prepaid	92%	92%	92%
Other	8%	8%	8%

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

        Prior to January 1, 2007, our tariffs in Russia were primarily denominated in "conventional units" based on the U.S. dollar converted to rubles at a certain exchange rate, except for some regions of Russia where tariffs were quoted in rubles. Due to the enactment of regulatory changes in Russia prohibiting companies from establishing prices in currencies other than rubles as well as the growth in the share of our ruble denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2009.

        By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into four categories—"Prepaid," "Maxi," "Unlimited" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. For example, we offer a tariff plan geared towards students and youth that allows subscribers to elect on-demand additional unlimited on-net, SMS and data options that are charged on a daily basis. We also offer a family-oriented tariff plan that permits family members to make calls among themselves at discounted prices. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. There are at least four prepaid plans available in each of the Russian regions where we operate. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Maxi:  "Maxi" tariff plans are geared toward mid- and heavy users who use their mobile phones for personal and business communications. These plans feature unlimited on-net calls, as well as monthly fees for a certain pre-determined number of minutes and reduced fees for subscribers who exceed this limit. "Maxi" subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, conference calling, call transferring and call waiting/holding. Regular subscribers of the "Maxi" plans are provided an additional discount of up to 25% on their local and mobile calls and an increase of allotted minutes of up to 25% at no extra charge. In addition, subscribers of some of the "Maxi" plans are offered access to our personal customer care service and credit payment system.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from $279 and those using a federal number pay from $165 per month.

  •
  Corporate:  We offer up to four tariff plans in each region targeted to meet the demands of our corporate clients and allowing them to optimize their communication expenses in accordance with their individual consumption patterns. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2009, the per-minute tariff for local calls within the MTS network varied from $nil per minute to $0.29 per minute. Different rates apply to local calls to other networks and vary from $0.005 per minute to $0.29 per minute. Higher rates apply to domestic long distance calls and we assess a surcharge for all international calls that range from $0.28 per minute for calls to MTS subscribers within the CIS to $1.96 per minute for calls to other parts of the world. Certain value-added services, such as Caller ID and Call Forwarding, are included in all current tariff plans at no additional charge (other than for subscribers using old tariff plans that we no longer offer, some of which carry a charge of up to $2.85 per month for these services). Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

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

  •
  MTS Postpaid Business:  A set of postpaid contract tariff plans designed to appeal to business segment subscribers, offering special prices, free minutes for calls among corporate subscribers and, within the MTS network, with no call setup fee.

  •
  MTS Postpaid Private:  A set of postpaid tariff plans designed to appeal to mass-market subscribers, offering free calls within the MTS network.

  •
  MTS Prepaid Private:  A set of prepaid tariff plans designed to appeal to mass-market subscribers, offering special prices on calls within the MTS network, no fee for the first minute and various loyalty offers.

  •
  MTS Prepaid Youth:  Special tariffs designed to appeal to youth- market subscribers based on low flat rates on voice calls bundled with free SMS traffic.

  •
  MTS Regional:  These are more aggressive tariff plans tailored to the particular region where the plans are offered, which are typically regions where we have a relatively low market share.

        As of December 31, 2009, the standard per minute tariff for calls in Ukraine varied from $0.02 per minute to $0.29 per minute. The standard per minute tariff for calls made within the MTS-Ukraine network ranged from $0.001 per minute to $0.14 per minute. Higher rates applied to international calls ranging from $0.13 per minute to $9.3 per minute. All tariffs for MTS-Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the exchange rate as of December 31, 2009.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate and exclusive clients, in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2009, approximately 83% of our consolidated subscriber base was enrolled in the advance payment program and 17% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2009, subscribers using the credit system of payment had credit limits of up to $1,000 for corporate customers and $330,000 for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty level customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during 2007, we introduced the new "Credit" service, which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payment history. As of December 31, 2009, subscribers using the "Credit" service had a maximum credit limit of $10. We also offer individual credit limits, which are established based on a subscriber's average usage during a 3 month period. When the limit is reached, we block the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        We have substantially completed implementation of a new billing system in Russia and Belarus and have already begun to experience increases in our overall efficiency and reductions in our expenses. The transition to the new billing system in the other countries where we operate will take longer to complete. The new billing system allows us to offer all of our subscribers a uniform and consistently high level of service and is also capable of monitoring account usage in real time and provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. In addition, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our old billing system could not support such a service.

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

        During 2006, we launched the call center performance management program to improve subscriber accessibility to customer services and establish higher standards of customer care through all of our call centers. Pursuant to this program, we successfully implemented the intellectual routing of calls designed to provide our most valuable and loyal customers with quicker access to customer support services when calling us. We are also continuing to transform our call centers into effective channels for CRM. In 2009, we implemented the CRM system for our customer care processes in each of our primary macro-regions in Russia. We intend to use the functionality of the CRM system to aid in the planning of our marketing activities.

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

        We additionally intend to continue to expand our chain of exclusive mono-brand sales offices which, in addition to enrolling new subscribers and selling handsets and other equipment, offer customer service assistance to existing subscribers.

        In Ukraine, we expanded our customer care "self-service" options in 2008, launching a web portal and providing free access at special terminals in our sales offices for contract customers. In 2009, we further enhanced the quality of our customer service as a result of the full integration of our interactive voice response systems (IVRs) and billing, and we intend to further improve and develop IVRs in 2010.

Network

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our 2G network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network. Our 3G network is based on UMTS 2100, and our existing GSM infrastructure is actively used for our 3G rollout. During 2009, we continued implementation of UMTS 2100 networks in Russia, Uzbekistan and Armenia. We plan to combine our UMTS and GSM infrastructures in a unified network based on Single RAN technologies introduced by our vendors. We are also moving towards LTE technology.

Network Infrastructure and Frequency Allocation

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

        We have allocated frequencies 1950-1965 MHz, 2010-2015 MHz and 2140-2155 MHz in the UMTS core frequency bands spanning 2 × 15 MHz (for FDD mode) and 5 MHz (for TDD mode) for UMTS network deployment for the entire territory of the Russian Federation.

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.0 MHz of spectrum in the Crimea Autonomous Republic to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35 -457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine.

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

        The handling of any significant network problems and outages are monitored and coordinated at our corporate headquarters in Moscow, which also manages the cross-functional coordination of our networks in all of our countries of operation.

Interconnect Arrangements and Telephone Numbering Capacity

        We operate various types of communications networks, including mobile cellular, DLD/ILD and local fixed line and zonal fixed line networks.

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers and "local" seven-digit numbers. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in the other regions of Russia and in Ukraine, including our subsidiaries MGTS and other companies within the Comstar group, and Golden Telecom, Ukrtelecom and other public switched telephone network operators in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnection services to other operators on the zonal level in all regions of Russia. Zonal/local interconnection typically entails payment of a one-time connection fee, a monthly fee per point of interconnection and a usage charge based on minutes of traffic.

        To provide our subscribers in Russia with DLD/ILD services, we have interconnection agreements with national operators Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), Golden Telecom (a subsidiary of Vimpelcom) and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees payable for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee, a monthly fee per point of interconnection and usage by minute which vary depending on the destination called.

        Russian legislation requires that fixed line operators with a substantial position in the market cannot refuse to provide interconnection or discriminate against one operator in comparison to another, and the interconnect rates of operators with a substantial position are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnection and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code was introduced in order to increase the Moscow numbering capacity. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Russian regulator subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into new arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2009, we had numbering capacity (federal and local) for over 22.3 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        Interconnection and traffic transit between the networks of mobile operators in Russia occur through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. MTT is the primary transit long distance operator providing interconnection and traffic transit services between cellular operators, although we endeavor to diversify the routing of our subscriber traffic among several transit operators.

        In Ukraine, mobile operators are allocated numbering capacity by the NCRC. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line network. However, we estimate that it would take between 1.5-2 years to obtain sufficient fixed line numbering capacity should we seek to expand our fixed line operations to additional cities.

Handsets

        Almost all of our handset sales in 2008 and 2009 consisted of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2008 and 2009, we provided net handset subsidies of $20.4 million and $15.6 million, respectively, in Ukraine.

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

        In 2009, we significantly changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. We are not dependent on any particular supplier for handsets. We also offer an array of mobile telephone accessories.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations" and Note 30 to our audited consolidated financial statements.

        Following our launch of iPhone 3G™ sales and in line with our strategy to expand our proprietary distribution network, we expect our handset sales to increase in 2010. See also "Item 5. Operating and Financial Review and Prospects—Revenues—Sales of Handsets and Accessories."

Fixed Line Operations

        Through our subsidiary Comstar, we are a leading supplier of integrated fixed line telecommunications solutions in Russia. Comstar operates in both the alternative and traditional fixed line communications markets, offering services in over 80 cities across Russia, covering a population of over 48 million people.

        Comstar's alternative fixed line communications services include voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnection services to other communications operators and numbering capacity to their subscribers. According to Direct INFO, as of December 31, 2009, Comstar was the largest operator in the Moscow residential broadband market, with a 32% market share. Comstar also operates in Ukraine and Armenia, where it provides digital telephony communications services, data transmission, Internet access and the renting of channels.

        Comstar's traditional fixed line communications services are provided through incumbent operator MGTS. Through MGTS, Comstar owns "last mile" access to approximately 3.6 million households in Moscow, representing approximately 96% of the city's total households who are active users of fixed line voice telephony, according to Direct INFO. MGTS provides regulated and unregulated services, including local telephony services at tariffs regulated by the Russian government, DLD/ILD voice telephony through licensed operators, interconnection to other operators, Internet and data transmission services, and numbering capacity to subscribers of other communications operators through agency agreements concluded with such operators.

        In December 2006, Comstar purchased a 25% + 1 share blocking stake in Svyazinvest. Svyazinvest owns a 23.33% stake in MGTS. In November 2009, Comstar, Sistema and Svyazinvest concluded a non-binding memorandum of understanding (MOU) that contemplates, among other things, a potential sale by Comstar of its interest in Svyazinvest, Comstar's acquisition of a stake in MGTS and the restructuring of certain indebtedness in connection with the transaction. The precise terms and consummation of the transactions remain subject to the negotiation and execution of definitive binding documentation by these and potentially other parties as well as satisfaction of any applicable conditions (including receipt of any required regulatory approvals and valuations).

        As contemplated under the non-binding MOU, on May 20, 2010, Comstar, MGTS Finance S.A. (a company controlled by Comstar) and Rostelecom entered into agreements involving the sale of the 25% + 1 share of Svyazinvest to Rostelecom for RUR 26 billion. If consummated, the proceeds of the sale will be used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUR 26 billion. The closing of the transactions is subject to a number of conditions. No assurance can be given that any of the parties will execute definitive documentation, the conditions will be satisfied or that any of the contemplated transactions will occur. See "Item 8. Financial Information—B. Significant Changes."

        Comstar's shares of common stock, represented by Global Depositary Shares, have been listed on the London Stock Exchange under the symbol "CMST" since February 2006.

        For a list of the telecommunications licenses held by Comstar, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Alternative Fixed Line Business

        We provide alternative fixed line communications services to corporate, operator and residential subscribers in over 80 cities throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay-TV services to our subscribers. The interconnect tariffs we charge to other telecommunications operators in Moscow are regulated by the Russian government. Tariffs for our other services are not regulated and, consequently, we are permitted to establish our own tariff structures. We believe our alternative fixed line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our alternative fixed line business in the Moscow market and in the Russian Regions and CIS as of and for the years ended December 31, 2008 and 2009.

Alternative fixed line business	December 31, 2008	December 31, 2009
Moscow market
Installed telephone lines (000s)	653	659
Residential
Number of subscribers (000s)(1)	699	607
ARPU (RUR)	337	442
ARPU (US$)	13.6	14.0
Corporate(2)
Number of subscribers (000s)	30	27
ARPU (RUR)	10,844	13,676
ARPU (US$)	436.8	432.8
Operators
Number of active lines (000s)	437	438
of which, used by mobile operators (000s)	307	307
Russian regions and CIS (excluding Moscow market)(3)
Residential
Number of subscribers (000s)(1)	505	2,606
ARPU (RUR)	236	155
ARPU (US$)	9.5	4.9
Corporate(2)
Number of subscribers (000s)	44	52
ARPU (RUR)	4,002	3,573
ARPU (US$)	161.6	113.1
Operators
Number of active lines (000s)	2	2

(1)
Subscribers to broadband Internet, pay-TV, voice and other services. We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

(3)
The data in the Russian regions and CIS for the year ended December 31, 2008 excludes our pay-TV operations. No reliable data is available on installed lines outside of the Moscow market.

Corporates

        We target corporates covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2009, we had approximately 74,000 corporates.

        As further described below, we offer voice, data transmission and Internet and various value-added services to our corporate subscribers.

        Voice Services.    We provide a full range of alternative fixed line voice services to corporates in Moscow, the Moscow region and other select regions of Russia, which include local and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain ISDN services. We charge our corporates a connection fee of RUR 3,200-RUR 11,200 per number, as well as a monthly subscription fee of RUR 224-RUR 1,120 per number, based on the quantity of numbers used by the corporate subscriber.

        Data Transmission and Internet Services.    We offer high quality data transmission services to corporates, which allow for data exchange between their various branches or offices located within Russia and internationally. For data transmission services, our network is capable of transferring data at speeds of up to 10 Gbps and utilizes various technologies, such as 10 GE, GE, ATM, TDM, VPN-MPLS, xDSL, Wi-Max and Wi-Fi to provide high quality solutions at a relatively low cost. We endeavor to ensure the reliability of network connections by utilizing a full reservation approach to back up all elements of the network.

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 1 Gbps), (2) ADSL2+ (up to 29 Mbps), (3) radio Ethernet (up to 27 Mbps), (4) Wi-Fi (up to 54 Mbps), and (5) Wi-Max (up to 10 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services, such as VPN. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

        We offer a broad range of Internet packages that vary in terms of data transfer speeds and pricing, with higher tariffs for faster uploading and downloading capabilities. Corporates with ADSL-based broadband Internet packages generally experience data transfer speeds between 1.5 Mbps and 29 Mbps. In addition, we offer a premium broadband Internet service over our NGN in which subscribers enjoy data transfer speeds between 128 Kbps and 1 Gbps. The NGN provides subscribers with the benefit of the same uploading and downloading data transfer speeds, whereas Internet subscribers using an ADSL connection upload at speeds that are much slower than they can download.

        For the provision of broadband Internet services, we have secured access to MGTS' network allowing data transmission at speeds of up to 29 Mbps along installed copper lines using ADSL technology. As of December 31, 2009, all of MGTS' 225 PoPs were DSL-enabled. In addition, we utilize MGTS' PDTN to provide high-speed reliable Internet services and create VPNs for our corporates.

        We charge our corporate subscribers a connection fee of RUR 3,200-RUR 48,000 per digital channel, as well as a monthly subscription fee of RUR 1,600-RUR 57,600 per channel, based on the maximum speed of the connection.

        Value-Added Services.    We provide corporates with several value-added services, including Logic Line and integrated solutions. The Logic Line service is based on our proprietary IN and is designed to help our corporates manage the reception and servicing of a large volume of incoming calls. The unique multi-channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

        In addition, we serve as general contractor for the provision of a full range of integrated solutions to subscribers wishing to establish a modern integrated communications infrastructure. Each solution is customized for subscriber-specific needs. In developing these customized networks, we are able to offer the following range of services: site survey, cost analysis and optimum project planning, assistance with government-related documentation, supply of equipment and operational, technical and maintenance support on an ongoing basis. Once the infrastructure is established or renovated, as the case may be, we typically provide digital voice communications, voice intelligent services, high-speed Internet services, videoconferencing and other data transmission services. We intend to expand our service offerings to include customer premises management and network-centric IT solutions, such as CPE, LAN, firewall management and data security.

Operators

        We offer a range of services to other fixed line communications operators, ISPs and to MTS, Vimpelcom and MegaFon, the three major Russian mobile telecommunications operators, including the following: (1) interconnection and completion services for telephone calls originating in Russia and the CIS, as well as calls terminating in Russia, (2) provision of a portion of our allocation of coveted "495" prefix Moscow telephone numbers to the subscribers of other alternative fixed line communications and mobile operators through agency agreements concluded with such operators, (3) data transmission services, including frame relay, SDH capacity and IP-VPNs, (4) IP transit ports, and (5) installation and maintenance of equipment on customers' premises. Together with MGTS, Comstar had approximately 78% of the total active numbering capacity in Moscow as of December 31, 2009, according to Direct INFO.

        As of December 31, 2009, we had 603 operator customers.

Residential

        We offer voice, Internet and pay-TV services to residential subscribers.

        Voice Services.    We provide the same voice services to unregulated residential subscribers as those provided to corporates. For a more detailed discussion of these services, see "—Corporates—Voice Services." Like corporate subscribers, residential subscribers in each of the regions that we have a presence, including, among others, the Moscow region, Rostov and Tyumen, seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others. Residential voice services are primarily offered by our alternative fixed line business to high value residential subscribers in high-end housing.

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2009, we had a 32% share of the residential broadband Internet market in Moscow, according to Direct INFO. In 2009, we launched wireless broadband Internet services throughout Moscow based on mobile Wi-Max technology. As a result, the Internet is currently accessible for Moscow residents from nearly any place in the city using a range of our fixed and wireless technologies. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUR 390-RUR 3,000 per month. We do not charge a connection fee in Moscow. In regions outside of Moscow, we charge a one-time connection fee of up to RUR 1,750 and a subscription fee of up to RUR 4,000 per month.

        Pay-TV.    In 2005, Comstar began commercial operation of Stream-TV, a digital TV service based on ADSL IP technology in Moscow. In addition, we offer pay-TV services in most of the regions in which we are present, including, among others, Rostov, Tyumen, Yekaterinburg and Astrakhan, based on HFC, FTTB, MMDS and DVB-C technologies. Special auxiliary equipment allows pay-TV subscribers to access more than 100 channels of digital quality from a home television without satellite dishes or specialized antennas. International and Russian channels are included as part of the base services package. As of December 31, 2009, we had approximately 128,000 pay-TV subscribers in Moscow and approximately 1,996,000 subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly from region to region. In Moscow, we charge a subscription fee of RUR 110-RUR 450 per month, depending on the number of channels included in the package. We do not charge a connection fee in Moscow. In the regions outside of Moscow, we charge a connection fee of up to RUR 500 and a subscription fee of up to RUR 320 per month for pay-TV services. In Moscow, we also offer bundled Internet and pay-TV services for RUR 260-RUR 1,480 per month, depending on the speed of the Internet connection and the number of pay-TV channels being provided.

Customers and Services Offered—Traditional Fixed Line Business

        We provide traditional fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment. As of December 31, 2009, MGTS had approximately 4.37 million active lines in service, a cable network of over 94,000 km, a fiber optic network of over 5,300 km and 4,000 payphones. Although MGTS' core backbone network is fully digital and is based on state-of-the-art SDH technology, only around 63% of installed lines were digital as of December 31, 2009. As a result, those subscribers who connect to our network using an analog ATE are currently not able to receive our value-added services. Residential subscribers accounted for approximately 82.6% of MGTS' total lines, corporates for 11.6% and public sector subscribers for 5.8%, as of December 31, 2009.

        MGTS holds licenses and regulatory approvals to provide, among others, the following services:

  •
  local telephony;

  •
  DLD/ILD voice telephony through licensed DLD/ILD operators, including Comstar;

  •
  interconnection to other operators;

  •
  Internet and data transmission, including leased DLD/ILD services;

  •
  inquiry and information, including telephone directories;

  •
  use of payphones; and

  •
  numbering capacity provided to the subscribers of other communications operators through agency agreements concluded with such operators.

        As the only licensed PSTN operator in Moscow, MGTS is considered a monopoly under Russian antimonopoly regulations. Consequently, most of the services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services accounted for approximately 68% of service operating revenues of Comstar's traditional fixed line business in 2008 and approximately 70% in 2009.

        The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

        MGTS also provides a number of unregulated services. According to Russian legislation, DLD/ILD services provided by licensed non-monopoly operators, public payphones, data transmission services, value-added services and a number of other services are not subject to tariff regulation. Among others, MGTS provides the following unregulated services:

  •
  various value-added services, including call forwarding, call waiting, call holding, caller ID, provision of second direct inward dialing (DID) number;

  •
  Internet access for residential subscribers and corporates; and

  •
  Rent of air-conditioned space for telecommunications equipment of other operators connected to MGTS' network.

        MGTS is not licensed to provide DLD/ILD communications services directly to its subscribers but must route such traffic through a licensed DLD/ILD operator. As a result, DLD/ILD traffic originated by MGTS subscribers is carried either by Comstar, with these services included in MGTS' monthly bill, or by other providers of DLD/ILD services, who bill MGTS subscribers directly or pay MGTS an agency fee for processing their bills.

        The following table presents certain operating data for our traditional fixed line business as of and for the years ended December 31, 2008 and 2009.

Traditional fixed line business	December 31, 2008	December 31, 2009
Installed telephone lines (000s)	4,851	4,897
Residential
Number of subscribers (000s)(1)	3,591	3,608
CPP traffic (millions of minutes)	1,745	1,968
ARPU (RUR)	294	324
ARPU (US$)	11.8	10.3
Corporate(2)
Number of active lines (000s)	769	761
Number of subscribers (000s)	96	70
CPP traffic (millions of minutes)	771	880
ARPU (excl. revenue from points of interconnect) (RUR)	4,594	5,591
ARPU (excl. revenue from points of interconnect) (US$)	180.0	176.9
Number of points of interconnect (000s)	29	28
Average monthly revenue per point of interconnect (RUR)	4,960	5,539
Average monthly revenue per point of interconnect (US$)	200.1	175.5
Operators
Number of interconnected operators	247	207
Number of points of interconnect (000s)	223	225
Average monthly revenue per point of interconnect (RUR)	1,229	1,148
Average monthly revenue per point of interconnect (US$)	50.4	36.3

(1)
We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

        MGTS' subscriber segments and the services provided to each subscriber segment are further described below.

Residential

        MGTS provides basic regulated voice services to residential subscribers using its PSTN facilities and copper "last mile" access. Tariffs for these services are established by the Federal Tariff Service.

        The following table illustrates MGTS' regulated tariff development in the period from February 1, 2007, when a new 3-tier tariff system was introduced, to February 1, 2010:

MGTS Regulated Tariffs	February 1, 2007	February 1, 2008	March 1, 2009	February 1, 2010
Residential(1)
Line rental (RUR per month)	125	125	135	155
Per minute tariff plan—local connection fee (RUR per minute)	0.28	0.28	0.30	0.36
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	255	220	245	250
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(2)	104	104	120	140
Combined tariff plan—fee for each additional minute (RUR per minute)	0.23	0.24	0.28	0.34
Corporate (non-governmental)(1)
Line rental (RUR per month)	160	160	160	175
Per minute tariff plan—local connection fee (RUR per minute)	—	0.28	0.30	0.36
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	—	342	342	350
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(3)	104	104	120	140
Combined tariff plan—fee for each additional minute (RUR per minute)	0.30	0.24	0.28	0.34
Corporate (governmental and state-funded organizations)(1)
Line rental (RUR per month)	125	136	145	160
Per minute tariff plan—local connection fee (RUR per minute)	—	0.28	0.3	0.36
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	—	302	331	350
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(3)	104	104	120	140
Combined tariff plan—fee for each additional minute (RUR per minute)	0.23	0.24	0.28	0.34

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007 until December 1, 2007, this plan included 370 minutes per month; from December 1, 2007 until February 1, 2010, this plan included 150 minutes per month; from February 1, 2010, this plan includes 400 minutes per month.

(3)
From February 1, 2007 until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, this plan includes 400 minutes per month.

Corporates

        MGTS provides basic regulated voice services to corporates using its PSTN facilities and copper "last mile" access. Corporates are charged on a monthly basis according to the regulated tariffs set forth in the table above under "—Residential."

        In addition to basic voice services, MGTS also provides corporates with digital telecommunication, Internet and VPN deployment services, rental of high-speed communication channels and various other services.

Operators

        MGTS provides interconnection, traffic transmission and leased line services to other communications operators. Interconnection is carried out on the local and zonal levels in accordance with terms and conditions that are publicly disclosed. MGTS also provides additional services to operators interconnecting to MGTS' network, including access to emergency service, information and customer care numbers.

        MGTS has also established an active presence in the data transmission market. Through its PDTN, MGTS can establish VPNs for other operators as well as provide other data network services. Operators can also rent space and utility systems from MGTS to house their network equipment.

Sales and Marketing

Alternative fixed line business

        Our target customers include corporate, operator and residential subscribers.

        To promote our product and service offerings, we use various communication channels for advertising and marketing, including direct marketing, printed mass media, television, Internet, radio, directories, outdoor advertising, advertising in the subway, special promotions and cross promotions. Through these various advertising and marketing channels, we intend to further develop our brand recognition. Our marketing strategy is designed to create a unified brand for each of our various product and service offerings with the aim of becoming a single source for all of our subscribers' communications needs.

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communications requirements and enhancing subscriber loyalty. We provide sponsorship support to various cultural, sport and other socially significant events to build positive brand awareness. Our advertising and information materials are aimed primarily at the promotion of the Comstar brand, as well as its specific product and service offerings such as Stream, Logic Line, MAXIcard, Wi-Max and Wi-Fi. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Traditional fixed line business

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In the future, we anticipate that we will invest more in sales and marketing of our traditional fixed line services. For example, with the benefit of Comstar's expertise in marketing its Internet services, MGTS recently launched its broadband offering "Internet from MGTS" through a marketing campaign that involved radio, newspaper and billboard advertisements in Moscow.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets, with incumbent operators MGTS and Rostelecom accounting for only 28% of the market in terms of revenues as of December 31, 2009, according to Direct INFO. Alternative fixed line communications providers comprise the remainder of the Moscow market. Our primary competitors include:

  •
  Vimpelcom, which is also our primary competitor in the Russian mobile communications market. Vimpelcom acquired alternative operators Golden Telecom and Corbina Telecom in 2008, and offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan using intercity fiber optic and satellite-based networks. We compete with Vimpelcom in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, Rostov, Nizhny Novgorod, St. Petersburg, Yekaterinburg and Krasnodar.

  •
  Synterra Group, a group of communication service providers that includes Synterra, MTT, PeterStar, Global Teleport, Synterra Ural and a number of other regional communication service providers. We compete with Synterra Group in the corporate and operator fixed line telecommunications markets in Moscow and Vologda.

  •
  Svyazinvest, a Russian government-controlled holding company that controls Rostelecom, Russia's primary DLD/ILD operator, and local and multiregional fixed line operators throughout Russia. According to Direct INFO, Svyazinvest controls over 80% of all fixed line telecommunications services in Russia. We compete with the Svyazinvest in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia (including the Moscow region), but not in Moscow.

  •
  Akado Group (formerly Renova Media), comprised of AKADO Stolitsa, a leading provider of pay-TV, broadband Internet and digital telephony in Moscow; Comcor, a Moscow-based fiber optic network operator providing services under the AKADO Telecom brand; and several Internet and pay-TV providers in St. Petersburg, Ekaterinburg and Minsk (Belarus). We compete with the Akado primarily in the residential fixed line telecommunications markets in Moscow and Yekaterinburg.

  •
  Transtelecom, a DLD/ILD voice telephony and broadband operator owned by Russian Railways. We compete with Transtelecom primarily in the corporate and operator fixed line telecommunications markets in Moscow and certain other regions where we are present, including, among others, Yekaterinburg. St. Petersburg, Nizhny Novgorod and Saratov.

Corporates

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators (including both alternative and incumbent operators) in Moscow as of December 31, 2009:

Company	Moscow
Comstar	10%
MGTS	8%
Vimpelcom	18%
Synterra	8%
Rostelecom	4%
Other	52%

Total	100%

Source: Direct INFO

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Operator

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for operator services in Moscow as of December 31, 2009:

Company	Moscow
Comstar	9%
MGTS	19%
Vimpelcom	32%
Synterra	7%
Rostelecom	23%
Other	10%

Total	100%

Source: Direct INFO

        In the operator services market, we generally compete on the basis of network quality (based on our extensive fiber-optic network), service offerings (including integrated solutions for operators and modern telecommunications services), customer service and pricing.

Residential

Voice services

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for voice services in Moscow as of December 31, 2009:

Company	Moscow
Comstar	8%
MGTS	35%
Vimpelcom	14%
Akado	9%
Rostelecom	5%
Other	10%

Total	100%

Source: Direct INFO

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2009, it provided local voice telephony services for approximately 96% of all residential subscribers in Moscow, according to Direct INFO.

        In the alternative voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2009, 75% of households in Moscow had at least one computer, of which 65% had Internet access. Of the households in Moscow that had Internet access as of December 31, 2009, approximately 67% used broadband Internet access. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Moscow as of December 31, 2009:

Company	Moscow
Comstar	23%
MGTS	9%
Akado	24%
Vimpelcom	22%
Qwertly (Centel)	5%
NetByNet	9%
Other	8%

Total	100%

Source: Direct INFO

        In the broadband Internet market, we generally compete on the basis of pricing, network quality, upload and download speed, individual and bundled service offerings, customer service and installation time. We are also the leading broadband Internet service provider in terms of subscribers in each of Ulyanovsk, Astrakhan, Rostov and Norilsk.

Pay-TV

        According to Direct INFO, as of September 30, 2009, pay-TV penetration was 25% in Moscow. The following table sets forth the market shares of the primary operators in the pay-TV market in Moscow as of September 30, 2009:

Company	Moscow
Comstar	13%
Akado	49%
NTV+	14%
Vimpelcom (Corbina)	9%
Kosmos TV	4%
Other	11%

Total	100%

Source: Direct INFO

        In the pay-TV market, we generally compete on the basis of pricing, channel selection and content, individual and bundled service offerings, customer service and installation time.

Tariffs

        We establish prices for our unregulated services and different subscriber segments based on certain common considerations, policies and goals. For example, we generally seek to establish competitive prices based on market rates for the services we offer and below market prices when our lower-than-average costs or economies of scale allow us to do so. We also offer subscribers bundled service packages with several services offered together at a discount to the cost of ordering each individual service separately and to promote additional services to our existing subscribers. In addition, we often offer promotions to our various subscriber segments waiving or discounting installation fees in order to attract new subscribers or promote new services.

        With regard to corporates, we generally aim to derive the bulk of our operating revenues from monthly payments. Thus, depending on the scale and type of services ordered, we will often discount or waive installation fees.

        For services offered to other communications service providers, we aim to generate most our operating revenues from monthly payments and by offering an array of value-added services.

        We develop tariffs for service offerings to residential subscribers with the aim of attracting new subscribers, as well as expanding the services used by existing subscribers in order to generate higher ARPU. In particular, we offer several flexible tariff plans customized for various types of residential subscribers, as well as various promotions, such as free installation and bundled service packages offered at a discount.

Network Infrastructure

Alternative fixed line business

        The network infrastructure we maintain in Moscow is substantially different from the infrastructures we use in the regions. In Moscow, Comstar has primarily grown organically, while its regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions and the technologies used to support such infrastructures are different from the network infrastructure Comstar has established in Moscow.

Moscow and Moscow Region

        Comstar's network infrastructure in Moscow consists of 14 switching nodes (12 Digital ATS, Softswitch Mepa MVTS) with installed capacity of over 600,000 numbers and 100% digitalization.

        All of Comstar's ATSs are connected to a digital transport network, which uses SDH technology and covers the entire territory of Moscow and part of the Moscow region. The network ensures the functioning of Comstar's digital ATSs and their connectivity with analog and digital equipment of PSTNs of other operators. The digital transport network includes a trunk core STM-64, with connected half-rings STM-16 and STM-4. Multiplexers of access level are connected to trunk nodes by means of fiber-optic lines that organize streams STM-4 and STM-1. There are a total of 956 multiplexers. The management of the transport network and digital ATSs is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, Comstar has its own IP MPLS network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

        As of December 31, 2009, Comstar's wireless broadband network in Moscow and the Moscow region included 51 base stations in the 5 GHz frequency band. In the 2.4-2.5 GHz frequency band, Comstar is continuing the construction of its Wi-Max network, which consisted of over 170 base stations as of December 31, 2009. Comstar's radio-relay communication lines included 25 links. It also had 115 Internet hot-spots using Wi-Fi technology.

Russian Regions

        Comstar has its own fiber-optic infrastructure and leased channels in every region in which it operates in Russia. As of December 31, 2009, it had 43 host stations and 244 trunk nodes. The trunk nodes are connected to the networks by GE interfaces. It also had 12 ATSs which were connected to SDH or IP networks, and 51 cores. Among the access equipment used are Ethernet switches, IP DSLAM and PON.

Traditional fixed line business

Public Switch Telephone Network (PSTN)

        Our traditional fixed line communications has an installed capacity of more than 4.8 million numbers, of which 2.2 million is digital exchange, 1.8 million is analog exchange and 0.8 million is NGN exchange capacity. The digital portion of the network is based on the SDH backbone and the transport level of the PDTN. The total length of the fiber-optic network is more than 7,000 km.

        The SDH network, which uses Lucent Technologies equipment, is configured as follows: 22 rings STM-4/STM-16, based on DACS cross-switches, located in the buildings with switches ATC 316 and ATC 201. There are a total of 161 multiplexers in the network, including ISM2000, ADM16/1, ADM16/1c, ADM4/1 and ADM4/1c. The SDH network allows for traffic transmission between exchanges and traffic exchange with interconnected carriers. The ECI SDH network topology (SDM 16, XDM500 and XDM1000) is multi-layered, with each network layer designed to carry a certain type of traffic.

        Network management is carried out in two control centers: one active control center and one stand-by control center. These centers contain an ORION system to monitor and control the fiber-optic network and SyncView Manager 3.1.1 to monitor and control timing sources. Subscribers are connected directly on the level of host switches and remote units. The network currently operates 23 hosts with total capacity of 1,221,400 numbers. Hosts are interconnected to each other by mesh topology via transit nodes with the analog network. We use the following types of host switches: EWSD (Siemens), 5ESS (Lucent Technologies) and MEDIO (STROM Telecom). To provide services with instant dialing (e.g., emergency and information calls), MGTS has two nodes based on MEDIO IN equipment.

        Monitoring of the digital network and management of switching equipment is centralized and carried out from MGTS' control centers.

Public Data Transmission Network (PDTN)

        Our PDTN is a hierarchical 3-layer IP/MPLS network. The first level is the transport level for high rate traffic throughput over the PDTN. The second level is used for terminating subscriber sessions and, at the same time, to backhaul traffic from PoPs to the transport level. The third level allows subscribers to access the PDTN.

        The first level comprises the core of the PDTN and contains 10 nodes based on Cisco 7600 (WS-SUP720-3BXL) routers. Topologically, the nodes are linked into a 10-node transport ring with an attached two-node "minor" ring based on Cisco CRS-16. The transport ring is designed to connect peripheral networks of the PDTN and overlay network equipment and for interconnections with partner providers. The minor transport ring covers the points of connection of Internet channel groups of other operators and content providers. On the transport level, the trunk connections are made by optical mono-mode 10 GE interfaces.

        The second or termination level of the PDTN is based on Redback SE routers designed to direct traffic to the nearest transport node and to terminate subscribers. Topologically, the termination level is comprised of several Redback SE routers linked together by GE interfaces and forms a string which abuts on both ends with GE interfaces of the transport routers of two different nodes of the transport network. All the routers of the transport level and termination level function in one IP/MPLS network with automatic re-routing.

        The third or access level of PDTN is built based on IP DSLAM, linked by GE trunk interfaces and GE switches, linked by GE interfaces. The main function performed on the access level is data transmission on the "last mile" network. The network currently uses DSLAM D500 from Nokia and SmartAX MA5300 from Huawei. Both DSLAMs use an optical or electrical GE interface for trunk interfacing.

        As access nodes (PoP), the PDTN uses MGTS' switching centers connected with at least 4,000 subscribers. We currently have over 200 PoPs in service. The coupling of two or more DSLAMs within one PoP is through Catalyst 2970G GE switches or similar switches having a minimum of 12 GE ports. Each PoP is connected to an individual GE port of the nearest Redback SE400 router.

Principal suppliers

        Our principal suppliers are Sitronics Telecom Solutions, Huawei, Nokia Siemens Networks, Nortel and NEC for switching equipment; ECI Telecom and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV for broadcasting equipment. All of our equipment is supplied directly through authorized dealers.

Intra-group sales within Comstar

        Comstar had intra-group sales of $130.3 million, $172.6 million and $120.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. A substantial portion of these sales comprise the provision of services by MGTS to Comstar's alternative fixed line business, including, among others, data transmission, channel rent, equipment servicing and commissions for DLD/ILD services. For the years ended December 31, 2007, 2008 and 2009, the services provided by MGTS amounted to $127.0 million, $141.5 million and $91.3 million, respectively.

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

Regulation of Telecommunications in the Russian Federation and Ukraine

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

        The Ministry of Communications and Mass Media is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. The Ministry has the authority to issue certain regulations implementing the federal law on communications and other federal laws.

        The Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

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

        The Federal Agency of Communications is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including the allocation of numbering capacity and the certification of equipment for compliance with technical requirements.

        The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Communications and Mass Media which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

        The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on the Natural Monopolies and the regulations enacted thereunder. FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on the Natural Monopolies.

        Other regulatory authorities.    In addition, the Federal Tariff Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and DLD calls by subscribers of public switched telephone networks and installation and subscription fees. The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Registration Service is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005.

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

        The following one-time license fees are payable in respect of each region covered by the license: 15,000 rubles (equivalent to $495 as of December 31, 2009), for services involving use of a frequency spectrum, lease of communication channels running beyond one region of Russia as well as in number of other cases specified by law; and 1,000 rubles (equivalent to $33 as of December 31, 2009) in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998, requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by FAS for the use of their frequency spectrums. Furthermore, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. It is funded by a levy imposed on all operators of public networks, including us, in the amount of 1.2% of revenues from telecommunications services less the amount of taxes paid by subscribers. The universal service fund concept has been used in some developed countries and in Eastern Europe.

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

Equipment Certification

        Government Decree No. 532 adopted on June 25, 2009, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proved in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All our networks must be certified. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

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

Competition, Interconnection and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allows for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005, authorized the

Federal Tariff Service to set the following tariffs for the natural monopolies in the communications market:

  •
  provision of access to a local telephone network;

  •
  permanent use of a subscriber's line; and

  •
  local, intra-zone and DLD calls.

        In addition, the Federal Law on Natural Monopolies establishes the legal basis for federal regulation of natural monopolies, including those in the communications market, and provides for governmental control over tariffs and certain activities of the natural monopolies. The Federal Law on Natural Monopolies outlines the types of transactions for which a regulated entity must obtain prior FAS approval and establishes the general principle that regulated entities may not refuse to provide regulated services to certain types of consumers. Regulated entities are also subject to continuous reporting requirements, including submitting plans for capital investments.

        The Federal Tariff Service maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon a decision by the Federal Tariff Service based on the Service's analysis of the operator's activities and the market conditions.

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000. As a result, MGTS is subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

  •
  the Federal Tariff Service regulates and controls tariffs for services provided by MGTS, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan), as well as interconnection and traffic transit tariffs;

  •
  MGTS must obtain prior FAS approval for any transaction involving the acquisition, disposal or lease of assets not related to the regulated activity, if the value of such assets exceeds 10% of MGTS' share capital, additional capital, retained profits and reserves;

  •
  MGTS is required to maintain separate accounting records for each type of activity it carries out; and

  •
  MGTS is required to publicly disclose information on its tariffs, products, material conditions of its contracts with customers, capital expenditure programs and certain other information.

        In addition, FAS is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies included in this register may become subject to certain restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. We are categorized by FAS as a company with a market share exceeding 35% in Moscow and the Moscow region, Ivanovo Region, Arkhangelsk region, Magadan region, Omsk region and Nenets Autonomous District. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

        The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. Two of our subsidiaries, Comstar and MGTS, were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. As a result, Comstar and MGTS are subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

  •
  MGTS and Comstar must develop interconnection rules and procedures in accordance with the requirements set forth by the federal government;

  •
  MGTS and Comstar must ensure that interconnection agreements with operators who intend to interconnect to their networks are entered on the same terms and conditions as the agreements between MGTS, Comstar and their affiliates; MGTS and Comstar also cannot refuse to provide interconnection or discriminate against one operator over another; and

  •
  the Federal Service for Supervision in the Area of Communications and Mass Media may monitor MGTS' and Comstar's interconnection terms and procedures and issue mandatory orders to the companies where non-compliance with the law is found.

        The Federal Law on Communications and implementing rules adopted by Government Decrees No. 161, dated March 28, 2005, and No. 627, dated October 19, 2005, also provides for government regulation of interconnection tariffs established by operators occupying a substantial position. In addition, such operators, including Comstar and MGTS, are required to develop standard interconnection contracts and publish them as a public offer for all operators who intend to use such interconnection services.

        Notwithstanding the above, fixed line operators not considered to occupy a substantial position and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

Calling Party Pays

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

        The NCRC.    Established by a Decree of the President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of communications on January 1, 2005 pursuant to the Telecommunications Law described below. It consists of seven members and a chairperson. The NCRC was considered formed and commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law. In 2007 and

2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. Thus, the members and the chairperson of the NCRC are appointed by the Cabinet of Ministers. The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date.

        The State Center for Radio Frequencies of Ukraine, or SCRF.    While licenses for radio frequencies for wireless communications are issued by the NCRC, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the NCRC with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and will continue monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile terminals.

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

        The Telecommunications Law provides for, among other things, equal rights for private entrepreneurs and legal entities to offer telecommunications services, fair competition and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications networks. The licensing of telecommunications services, the requirements for equipment certification and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators and users of telecommunications services and radio frequencies.

        The Telecommunications Law addresses various areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnection, public telecommunications services, market access rules and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunications services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

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

        An operator that is granted a telecommunications license may not commence the provision of wireless telecommunications services until it receives a frequency license. The issuance of a frequency license is, in turn, subject to the availability of radio frequencies in the respective regions of Ukraine. Frequency licenses are issued for specific bandwidths within certain frequency spectrums in specific regions. The GSM and UMTS spectrum is presently considered to be the most commercially attractive for telecommunications operators. It is currently deemed to be virtually impossible to obtain a license for GSM frequencies in major Ukrainian cities because most of the GSM radio frequencies in such cities are already licensed to the existing GSM operators, including us. UMTS radio frequencies are currently allocated for special users, in particular, the Ministry of Defense. In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine. However, the NCRC canceled the planned tender in November 2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, further steps toward a tender for one or more 3G/UMTS licenses in Ukraine are expected, although the timing and terms are not yet clear. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms or at all may hinder us from competing in Ukraine."

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

        Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, terms of network deployment and the covering territory, the requirement to use only certified equipment, the technical standards which must be observed and the requirement to comply with all environmental regulations. Frequency licenses issued after January 1, 2005 will also contain the date by which the radio frequency resources must be fully utilized.

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

  •
  failure to use radio frequency resources to the full extent within the time period specified in the license; and

  •
  failure to pay monthly fees for the use of allocated radio frequencies for six months or more.

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

        Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from abusing its dominant position in its market to gain, inter alia, an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Further, Ukrainian antimonopoly legislation provides that a company shall be deemed dominant if its market share in the respective product market exceeds 35% unless such company proves that it faces significant competition on the respective product market.

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

  •
  comply with the calculation factors set by the NCRC for access to the operator's own network; and

  •
  not discriminate against other players in the telecommunications market.

        According to AC&M-Consulting, MTS-Ukraine had a 31.8% market share of the wireless communications market in Ukraine as of December 31, 2009. However, it has not been declared a dominant market force by the AMC.

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

        Over the course of 2007-2009, the AMC conducted an investigation of the telecommunications interconnection market among mobile operators in Ukraine and issued a finding in May 2009 that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. MTS-Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. If the decision is ultimately upheld and we are declared a monopolist, the interconnection fees we charge for terminating calls connecting to our respective networks would be subject to regulation by the NCRC which, in turn, may cause a significant decrease in the interconnect revenues we receive and have a material adverse effect on our results of operations. If the other mobile operators are declared monopolists, the interconnect fees we pay to other mobile operators in Ukraine may decrease as well.

        In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to be monopolists. If the AMC's finding that MTS-Ukraine and its competitors are monopolists is upheld, our interconnect rates will be established in accordance these rates, which may be lower than the current interconnect rates we pay and receive. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

Tariffs

        Telecommunications tariffs are regulated by the NCRC for:

  •
  "public telecommunication" services; and

  •
  provision of electric communications channels by operators with a dominant position on the market.

        The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

        In February 2006, the NCRC established maximum tariffs for the provision of electric communications channels by operators having a dominant position in the market and, in April 2009, it established maximum tariffs for fixed line public telecommunications services.

        Although there are no additional regulations limiting the rates at which tariffs may be set for wireless telecommunications services, the AMC, where competition laws are violated, can find tariffs unfair and injurious to competition. In such cases, the AMC may, inter alia, request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff schedule, and impose fines on the company for an infringement.

        Subject to the above, wireless operators are free to set tariffs at levels they consider appropriate.

Interconnection

        Interconnection activity is regulated by the NCRC. Operators may provide offers for interconnection to the NCRC, and the NCRC is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant market position on the market are obligated to submit interconnection offers to the NCRC for each catalog.

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

        In May 2009, the AMC issued a finding in May 2009 that eight mobile operators, including MTS-Ukraine and its closest competitors, are monopolists in relation to the market for interconnecting to each of their respective networks. MTS-Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. See "—Competition."

        The NCRC established a level of regulated interconnection fees for terminating calls connecting to networks of operators-monopolists.

Licenses

Mobile Operations

        The following table shows, as of May 1, 2010, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan region	MTS OJSC	December 11, 2013	MTS OJSC	October 18, 2011
Bashkortostan Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Belgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic(1)	—	—	MTS OJSC	April 28, 2011
Dagestan Republic	Dagtelecom LLC	June 5, 2013	—	—
Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Kostroma region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar Territory	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2012	MTS OJSC	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novgorod region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orel region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Permsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Pskov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov region	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Ryazan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2011	MTS OJSC	September 1, 2011
Smolensk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol Territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Tambov region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd region	—	—	MTS OJSC	October 4, 2011
Vologda region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Altaisk Territory	MTS OJSC	September 8, 2010	MTS OJSC	September 8, 2010
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Buryatiya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chelyabinsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Zabaykalsky Territory	Sibintertelecom CJSC	June 5, 2014	Sibintertelecom CJSC	June 5, 2014
Zabaykalsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chukotsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Jewish Autonomous region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Irkutsk region	MTS OJSC	December 30, 2013	MTS OJSC	April 28, 2013
Kamchatka Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kemerovo region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnoyarsk Territory	MTS OJSC	May 7, 2013	MTS OJSC	May 7, 2013
Kurgan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novosibirsk region	MTS OJSC	February 21, 2012	MTS OJSC	February 21, 2012
Omsk region	MTS OJSC	December 20, 2011	MTS OJSC	December 20, 2011
Primorsky Territory	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakhalin region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sverdlovsk region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tomsk region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Armenia
Armenia	K-Telekom CJSC	November 4, 2019	K-Telekom CJSC	November 4, 2019
Uzbekistan
Uzbekistan	Uzdunrobita FE LLS	June 30, 2016	Uzdunrobita FE LLS	June 30, 2016
Turkmenistan
Turkmenistan	BCTI	February 1, 2012	BCTI	February 1, 2012
Belarus
Belarus	Mobile Telesystems JLLC	April 30, 2012	Mobile Telesystems JLLC	April 30, 2012

 IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Uzbekistan	Uzdunrobita FE LLC	June 30, 2016
Armenia	K-Telekom CJSC	November 4, 2019
Ukraine	UMC	September 28, 2021

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

Fixed Line Operations

        The following table shows, as of May 1, 2010, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
Golden Line	Moscow	No. 17895	April 19, 2011
MGTS	Moscow	No. 30000	December 11, 2013
Comstar UTS	Russian Federation	No. 39141	February 16, 2013
Comstar UTS	Moscow	No. 38981	February 16, 2011
Comstar UTS	Samara Region	No. 39577	March 15, 2011
Comstar UTS	Krasnodar Region	No. 42286	July 12, 2011
Comstar UTS	Tyumen Region	No. 54973	December 6, 2012
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 54974	December 6, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 54975	December 6, 2012
Comstar UTS	St. Petersburg	No. 57244	March 26, 2013
Comstar UTS	Saratov Region	No. 57245	March 26, 2013
Comstar UTS	Ryazan Region	No. 59716	June 2, 2013
Comstar UTS	Moscow Region	No. 36516	November 21, 2010
MGTS	Moscow	No. 33531	July 28, 2010
Comstar Regions	Ryazan Region	No. 70531	December 23, 2010
Comstar Regions	Tver Region	No. 71081	November 24, 2014
Comstar Regions	Voronezh Region	No. 71077	November 24, 2014
Comstar Regions	Kaluga Region	No. 71078	November 24, 2014
Comstar Regions	Ivanovo Region	No. 71079	November 24, 2014
Comstar Regions	Rostov Region	No. 70521	September 14, 2010
Comstar Regions	Krasnodar Region	No. 70485	August 31, 2012
Comstar Regions	Volgograd Region	No. 70457	August 31, 2012
Comstar Regions	Smolensk Region	No. 71080	November 24, 2014
Comstar Regions	Tambov Region	No. 71705	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71712	December 18, 2014
Comstar Regions	Orel Region	No. 71715	December 18, 2014
Comstar Regions	Kursk Region	No. 71718	December 18, 2014
Comstar Regions	Samara Region	No. 72419	December 31, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Vologda Region	No. 72744	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72758	January 28, 2015
Comstar Regions	St. Petersburg	No. 72747	January 28, 2015
Comstar Regions	Novgorod Region	No. 72752	January 28, 2015
Comstar UTS	Krasnodar Region	No. 48196	March 5, 2012
Comstar Regions	Rostov Region	No. 70522	September 14, 2010
Comstar Regions	Krasnodar Region	No. 70486	August 31, 2012
Comstar Regions	Volgograd Region	No. 70458	August 31, 2012
Comstar Regions	Astrakhan Region	No. 71713	December 18, 2014
Comstar UTS	Krasnodar Region	No. 48025	March 30, 2012
Comstar UTS	Moscow	No. 48596	March 30, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 61773	September 4, 2013
MGTS	Moscow	No. 60094	July 10, 2013
MGTS	Moscow Region	No. 66707	April 17, 2014
Comstar UTS	Kaluga Region	No. 33792	July 3, 2010
Comstar UTS	St. Petersburg	No. 48022	March 30, 2012
Comstar UTS	Krasnodar Region	No. 48023	March 30, 2012
Comstar UTS	Samara Region	No. 48024	March 30, 2012
Comstar UTS	Moscow	No. 48595	March 30, 2012
Comstar UTS	Moscow Region	No. 48597	March 30, 2012
Comstar UTS	Stavropol Region	No. 48651	March 30, 2012
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 52429	August 31, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 52430	August 31, 2012
Comstar UTS	Tyumen Region	No. 52432	August 31, 2012
Comstar UTS	Saratov Region	No. 54294	November 9, 2012
Comstar UTS	Leningrad Region	No. 57246	March 26, 2013
Comstar UTS	Volgograd Region	No. 57247	March 26, 2013
Comstar UTS	Ryazan Region	No. 63256	October 28, 2013
Comstar UTS	Krasnodar Region	No. 66705	April 17, 2014
MGTS	Moscow Region	No. 66708	April 17, 2014
Comstar Regions	Ryazan Region	No. 70532	February 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70499	April 11, 2011
Comstar Regions	Tver Region	No. 71085	November 24, 2014
Comstar Regions	Voronezh Region	No. 71082	November 24, 2014
Comstar Regions	Kaluga Region	No. 71083	November 24, 2014
Comstar Regions	Ulyanovsk Region	No. 71089	November 24, 2014
Comstar Regions	Perm	No. 70518	February 27, 2013
Comstar Regions	Ivanovo	No. 70476	February 27, 2013
Comstar Regions	Velikiy Novgorod	No. 70508	February 27, 2013
Comstar Regions	Ekaterinburg	No. 70547	February 27, 2013
Comstar Regions	Saratov Region	No. 71087	November 24, 2014
Comstar Regions	The Udmurt Republic	No. 71090	November 24, 2014
Comstar Regions	Samara Region	No. 71088	November 24, 2014
Comstar Regions	Rostov Region	No. 70523	August 30, 2011
Comstar Regions	Krasnodar Region	No. 70487	August 31, 2012
Comstar Regions	Volgograd Region	No. 70459	August 31, 2012
Comstar Regions	Smolensk Region	No. 71084	November 24, 2014
Comstar Regions	Kursk Region	No. 71700	December 18, 2014
Comstar Regions	Tambov Region	No. 71706	December 18, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Astrakhan Region	No. 71710	December 18, 2014
Comstar Regions	Orel Region	No. 71716	December 18, 2014
Comstar Regions	Omsk Region	No. 71725	December 18, 2014
Comstar Regions	Kemerovo Region	No. 71728	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71729	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71730	December 18, 2014
Comstar Regions	Vologda Region	No. 72745	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72759	January 28, 2015
Comstar Regions	St. Petersburg	No. 72746	January 28, 2015
Comstar UTS	Ivanovo Region	No. 36016	October 31, 2010
Comstar Direct	Moscow, Moscow Region	No. 26501	June 5, 2013
Telematic Services
Comstar UTS	Ivanovo Region	No. 35609	September 17, 2010
Comstar UTS	Moscow Region	No. 37386	October 26, 2010
Comstar UTS	Kaluga Region	No. 37388	October 26, 2010
Comstar UTS	St. Petersburg	No. 40485	April 28, 2011
Comstar UTS	Vladimir Region	No. 46187	December 8, 2011
Comstar UTS	Yaroslavl Region	No. 48001	March 30, 2012
Comstar UTS	Samara Region	No. 48591	March 30, 2012
Comstar UTS	Krasnodar Region	No. 48592	March 30, 2012
Comstar UTS	Moscow	No. 48594	March 30, 2012
Comstar UTS	Tyumen Region	No. 52425	August 31, 2012
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 52426	August 31, 2012
Comstar UTS	Saratov Region	No. 52427	August 31, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 52428	August 31, 2012
Comstar UTS	Volgograd Region	No. 56544	February 27, 2013
Comstar UTS	Ryazan Region	No. 63259	October 28, 2013
Comstar UTS	The Udmurt Republic	No. 63261	October 28, 2013
Comstar UTS	Tula Region	No. 63262	October 28, 2013
Comstar UTS	Tambov Region	No. 63263	October 28, 2013
Comstar UTS	Smolensk Region	No. 63264	October 28, 2013
Comstar UTS	Orel Region	No. 63265	October 28, 2013
Comstar UTS	Altai Region	No. 63266	October 28, 2013
Comstar UTS	Belgorod Region	No. 63267	October 28, 2013
Comstar UTS	Bryansk Region	No. 63269	October 28, 2013
Comstar UTS	The Republic of Kabardino-Balkaria	No. 63271	October 28, 2013
Comstar UTS	Vologda Region	No. 63274	October 28, 2013
Comstar UTS	Lipetsk Region	No. 63276	October 28, 2013
Comstar UTS	Omsk Region	No. 63282	October 28, 2013
Comstar UTS	Kursk Region	No. 63284	October 28, 2013
Comstar UTS	Kostroma Region	No. 63285	October 28, 2013
Comstar UTS	Saratov Region	No. 63837	November 28, 2013
Comstar UTS	Rostov Region	No. 66702	April 17, 2014
Comstar UTS	Voronezh Region	No. 66703	April 17, 2014
MGTS	Moscow, Moscow Region	No. 44670	December 11, 2011
Comstar Regions	Ryazan Region	No. 70530	December 10, 2011
Comstar Regions	Kemerovo Region	No. 70480	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70554	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70559	November 9, 2012

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Tver Region	No. 70551	November 9, 2012
Comstar Regions	Smolensk Region	No. 70548	November 9, 2012
Comstar Regions	Sverdlovsk Region	No. 70544	November 9, 2012
Comstar Regions	Saratov Region	No. 70540	November 9, 2012
Comstar Regions	Perm Region	No. 70513	November 9, 2012
Comstar Regions	Novgorod Region	No. 70504	November 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70498	November 9, 2012
Comstar Regions	Moscow	No. 70469	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70494	November 9, 2012
Comstar Regions	Kaluga Region	No. 70477	November 9, 2012
Comstar Regions	Ivanovo Region	No. 70472	November 9, 2012
Comstar Regions	Vologda Region	No. 70463	November 9, 2012
Comstar Regions	Voronezh Region	No. 70466	November 9, 2012
Comstar Regions	Arkhangelsk Region	No. 70450	November 9, 2012
Comstar Regions	Omsk Region	No. 70509	June 2, 2013
Comstar Regions	Samara Region	No. 70538	August 1, 2013
Comstar Regions	Orenburg Region	No. 70511	August 1, 2013
Comstar Regions	Rostov Region	No. 70520	March 9, 2012
Comstar Regions	Krasnodar Region	No. 70484	August 31, 2012
Comstar Regions	Volgograd Region	No. 70456	August 31, 2012
Comstar Regions	Rostov Region	No. 70519	November 9, 2012
Comstar Regions	Astrakhan Region	No. 70453	November 9, 2012
Comstar Regions	Krasnodar Region	No. 70483	November 9, 2012
Comstar Regions	Kursk Region	No. 71702	December 18, 2014
Comstar Regions	Tambov Region	No. 71709	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71720	December 18, 2014
Comstar Regions	Orel Region	No. 72421	December 31, 2014
Comstar Direct	Moscow	No. 53196	August 1, 2012
Comstar Direct	Moscow Region	No. 71075	November 24, 2014
Leased Communications Circuits
MGTS	Moscow	No. 29336	December 11, 2013
Comstar UTS	Ivanovo Region	No. 35610	September 17, 2010
Comstar UTS	Kaluga Region	No. 35110	July 3, 2010
Comstar UTS	Krasnodar Region	No. 48648	April 28, 2012
Comstar UTS	Samara Region	No. 48649	April 28, 2012
Comstar UTS	Moscow, Moscow Region	No. 48650	April 28, 2012
Comstar UTS	Stavropol Region	No. 52056	August 20, 2012
Comstar UTS	St. Petersburg	No. 52424	August 31, 2012
Comstar UTS	Saratov Region	No. 52431	August 31, 2012
Comstar UTS	Volgograd Region	No. 56545	February 27, 2013
Comstar UTS	Tyumen Region	No. 58053	April 18, 2013
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 61772	September 4, 2013
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 61774	September 4, 2013
Comstar UTS	Ryazan Region	No. 63260	October 28, 2013
Comstar UTS	Lipetsk Region	No. 66699	April 17, 2014
Comstar UTS	Tula Region	No. 66700	April 17, 2014
Comstar UTS	Voronezh Region	No. 66701	April 17, 2014
Comstar UTS	Rostov Region	No. 66704	April 17, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar UTS	Krasnodar Region, Voronezh, Lipetsk, Rostov and Tula Regions	No. 69467	August 27, 2014
Comstar Regions	Arkhangelsk Region	No. 72757	January 28, 2015
Comstar Regions	St. Petersburg	No. 72750	January 28, 2015
Comstar Regions	Novgorod Region	No. 72751	January 28, 2015
Comstar Regions	Ryazan Region	No. 70535	December 10, 2011
Comstar Regions	Tver Region	No. 70597	October 26, 2014
Comstar Regions	Voronezh Region	No. 70594	October 26, 2014
Comstar Regions	Kaluga Region	No. 70595	October 26, 2014
Comstar Regions	Ulyanovsk Region	No. 71095	November 24, 2014
Comstar Regions	Novgorod Region	No. 70507	February 27, 2013
Comstar Regions	Saratov Region	No. 70543	February 27, 2013
Comstar Regions	Krasnoyarsk Region	No. 70497	February 27, 2013
Comstar Regions	Nizhniy Novgorod Region	No. 70503	February 27, 2013
Comstar Regions	Perm Region	No. 70517	February 27, 2013
Comstar Regions	The Udmurt Republic	No. 70558	February 27, 2013
Comstar Regions	Ivanovo Region	No. 70596	October 26, 2014
Comstar Regions	Samara Region	No. 71096	November 24, 2014
Comstar Regions	Orenburg Region	No. 71097	November 24, 2014
Comstar Regions	Orenburg Region	No. 71086	November 24, 2014
Comstar Regions	Rostov Region	No. 70529	August 25, 2010
Comstar Regions	Krasnodar Region	No. 70493	August 31, 2012
Comstar Regions	Volgograd Region	No. 70462	August 31, 2012
Comstar Regions	Smolensk Region	No. 70598	October 26, 2014
Comstar Regions	Kursk Region	No. 71699	December 18, 2014
Comstar Regions	Tambov Region	No. 71704	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71711	December 18, 2014
Comstar Regions	Orel Region	No. 71714	December 18, 2014
Comstar Regions	Omsk Region	No. 71726	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71727	December 18, 2014
Comstar Regions	Vologda Region	No. 71743	January 28, 2015
Comstar Direct	Moscow, Moscow Region	No. 53197	August 29, 2012
Data Transmission Services
Comstar UTS	Irkutsk Region	No. 47647	February 9, 2012
Comstar UTS	Volgograd Region	No. 47648	February 9, 2012
Comstar UTS	Krasnoyarsk Region	No. 47649	February 9, 2012
Comstar UTS	Khabarovsk Region	No. 48190	March 5, 2012
Comstar UTS	Ulyanovsk Region	No. 48191	March 5, 2012
Comstar UTS	Saratov Region	No. 48192	March 5, 2012
Comstar UTS	Tver Region	No. 48193	March 5, 2012
Comstar UTS	Vladimir Region	No. 48194	March 5, 2012
Comstar UTS	Leningrad Region	No. 48195	March 5, 2012
Comstar UTS	Moscow	No. 48598	March 30, 2012
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 51194	June 5, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 51195	June 5, 2012
Comstar UTS	Ryazan Region	No. 63258	October 28, 2013
Comstar UTS	The Udmurt Republic	No. 63268	October 28, 2013
Comstar UTS	Tula Region	No. 63270	October 28, 2013
Comstar UTS	Tambov Region	No. 63272	October 28, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar UTS	Smolensk Region	No. 63273	October 28, 2013
Comstar UTS	Altai Region	No. 63275	October 28, 2013
Comstar UTS	Belgorod Region	No. 63277	October 28, 2013
Comstar UTS	Bryansk Region	No. 63278	October 28, 2013
Comstar UTS	The Republic of Kabardino-Balkaria	No. 63279	October 28, 2013
Comstar UTS	Vologda Region	No. 63280	October 28, 2013
Comstar UTS	Lipetsk Region	No. 63281	October 28, 2013
Comstar UTS	Orel Region	No. 63283	October 28, 2013
Comstar UTS	Kursk Region	No. 63286	October 28, 2013
Comstar UTS	Kostroma Region	No. 63287	October 28, 2013
MGTS	Moscow Region	No. 66706	April 17, 2014
MGTS	Moscow	No. 61511	December 11, 2013
Comstar Regions	Ryazan Region	No. 70534	December 10, 2011
Comstar Regions	Moscow	No. 70471	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70557	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70496	November 9, 2012
Comstar Regions	Kaluga Region	No. 70479	November 9, 2012
Comstar Regions	Tver Region	No. 70553	November 9, 2012
Comstar Regions	Smolensk Region	No. 70550	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70561	November 9, 2012
Comstar Regions	Voronezh Region	No. 70468	November 9, 2012
Comstar Regions	Novgorod Region	No. 70506	November 9, 2012
Comstar Regions	Vologda Region	No. 70465	November 9, 2012
Comstar Regions	Perm Region	No. 70516	November 9, 2012
Comstar Regions	Sverdlovsk Region	No. 70546	November 9, 2012
Comstar Regions	Saratov Region	No. 70542	November 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70502	November 9, 2012
Comstar Regions	Ivanovo Region	No. 70475	November 9, 2012
Comstar Regions	Kemerovo Region	No. 70482	November 9, 2012
Comstar Regions	Arkhangelsk Region	No. 70452	November 9, 2012
Comstar Regions	Omsk Region	No. 70510	June 2, 2013
Comstar Regions	Samara Region	No. 70539	August 1, 2013
Comstar Regions	Orenburg Region	No. 70512	August 1, 2013
Comstar Regions	Rostov Region	No. 70527	November 9, 2012
Comstar Regions	Astrakhan Region	No. 70455	November 9, 2012
Comstar Regions	Krasnodar Region	No. 70491	November 9, 2012
Comstar Regions	Rostov Region	No. 70528	March 9, 2012
Comstar Regions	Krasnodar Region	No. 70492	August 31, 2012
Comstar Regions	Volgograd Region	No. 70461	August 31, 2012
Comstar Regions	Tambov Region	No. 71707	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71719	December 18, 2014
Comstar Regions	Orel Region	No. 72420	December 31, 2014
Comstar Regions	St. Petersburg	No. 72756	January 28, 2015
Comstar Regions	Novgorod Region	No. 72754	January 28, 2015
Comstar Regions	Kursk Region	No. 71698	December 18, 2014
Comstar UTS	Kaluga Region	No. 37390	October 26, 2010
Comstar UTS	Ivanovo Region	No. 35608	September 17, 2010
Comstar UTS	Samara Region	No. 38988	February 16, 2011
Comstar UTS	Krasnodar Region	No. 38991	February 16, 2011

Licensee	License Region(s)	License number	Expiry Date
Comstar UTS	Perm Region	No. 38989	February 16, 2011
Comstar UTS	Rostov Region	No. 38990	February 16, 2011
Comstar UTS	Nizhniy Novgorod Region	No. 38993	February 16, 2011
Comstar UTS	The Republic of Bashkartastan	No. 38992	February 16, 2011
Comstar UTS	The Republic of Bashkartastan	No. 39586	March 15, 2011
Comstar UTS	St. Petersburg	No. 39596	March 15, 2011
Comstar UTS	Krasnoyarsk Region	No. 39590	March 15, 2011
Comstar UTS	The Republic of Tatarstan	No. 39589	March 15, 2011
Comstar UTS	The Republic of Mari El	No. 39582	March 15, 2011
Comstar UTS	Stavropol Region	No. 39587	March 15, 2011
Comstar UTS	Khabarovsk Region	No. 39584	March 15, 2011
Comstar UTS	Vladimir Region	No. 39591	March 15, 2011
Comstar UTS	Volgograd Region	No. 39594	March 15, 2011
Comstar UTS	Voronezh Region	No. 39592	March 15, 2011
Comstar UTS	Irkutsk Region	No. 39593	March 15, 2011
Comstar UTS	Sverdlovsk Region	No. 39588	March 15, 2011
Comstar UTS	Penza Region	No. 39579	March 15, 2011
Comstar UTS	Omsk Region	No. 39580	March 15, 2011
Comstar UTS	Novosibirsk Region	No. 39581	March 15, 2011
Comstar UTS	Chelyabinsk Region	No. 39578	March 15, 2011
Comstar UTS	Ulyanovsk Region	No. 39585	March 15, 2011
Comstar UTS	Yaroslavl Region	No. 39583	March 15, 2011
Comstar UTS	The Republic of Tatarstan	No. 47639	February 9, 2012
Comstar UTS	Primorsky Region	No. 47640	February 9, 2012
Comstar UTS	Stavropol Region	No. 47641	February 9, 2012
Comstar UTS	Tyumen Region	No. 47642	February 9, 2012
Comstar UTS	Kemerovo Region	No. 47643	February 9, 2012
Comstar UTS	Chelyabinsk Region	No. 47644	February 9, 2012
Comstar UTS	Novosibirsk Region	No. 47645	February 9, 2012
Comstar UTS	Sverdlovsk Region	No. 47646	February 9, 2012
Comstar Direct	Moscow, Moscow Region	No. 34119	August 25, 2010
Comstar Direct	St. Petersburg	No. 43498	August 30, 2011
Comstar Direct	Tver Region	No. 53373	August 31, 2012
Comstar Direct	Novgorod Region	No. 52372	August 31, 2012
Comstar UTS	Ivanovo Region	No. 36017	October 31, 2010
Comstar UTS	Moscow Region	No. 37391	October 26, 2010
Comstar UTS	Moscow Region	No. 37387	October 26, 2010
Comstar UTS	Kaluga Region	No. 37389	October 26, 2010
Comstar UTS	Samara Region	No. 38987	February 16, 2011
Comstar UTS	Krasnodar Region	No. 38985	February 16, 2011
Comstar UTS	Perm Region	No. 38982	February 16, 2011
Comstar UTS	Rostov Region	No. 38983	February 16, 2011
Comstar UTS	Nizhniy Novgorod Region	No. 38984	February 16, 2011
Comstar UTS	The Republic of Bashkartastan	No. 38986	February 16, 2011
Comstar UTS	St. Petersburg	No. 39595	March 15, 2011
Comstar UTS	The Republic of Tatarstan	No. 39601	March 15, 2011
Comstar UTS	The Republic of Mari El	No. 39606	March 15, 2011
Comstar UTS	Stavropol Region	No. 39598	March 15, 2011
Comstar UTS	Khabarovsk Region	No. 39608	March 15, 2011

Licensee	License Region(s)	License number	Expiry Date
Comstar UTS	Vladimir Region	No. 39599	March 15, 2011
Comstar UTS	Volgograd Region	No. 39610	March 15, 2011
Comstar UTS	Krasnoyarsk Region	No. 39600	March 15, 2011
Comstar UTS	Voronezh Region	No. 39611	March 15, 2011
Comstar UTS	Irkutsk Region	No. 39612	March 15, 2011
Comstar UTS	Sverdlovsk Region	No. 39602	March 15, 2011
Comstar UTS	Penza Region	No. 39597	March 15, 2011
Comstar UTS	Omsk Region	No. 39604	March 15, 2011
Comstar UTS	Novosibirsk Region	No. 39605	March 15, 2011
Comstar UTS	Chelyabinsk Region	No. 39613	March 15, 2011
Comstar UTS	Ulyanovsk Region	No. 39609	March 15, 2011
Comstar UTS	Yaroslavl Region	No. 39607	March 15, 2011
Comstar UTS	Kaliningrad Region	No. 39603	March 15, 2011
Comstar UTS	Vladimir Region	No. 45500	November 17, 2011
Comstar UTS	Chelyabinsk Region	No. 45501	November 17, 2011
Comstar UTS	Kemerovo Region	No. 45502	November 17, 2011
Comstar UTS	Krasnodar Region	No. 45503	November 17, 2011
Comstar UTS	Saratov Region	No. 45504	November 17, 2011
Comstar UTS	Tyumen Region	No. 45505	November 17, 2011
Comstar UTS	Nizhniy Novgorod Region	No. 45506	November 17, 2011
Comstar UTS	Sverdlovsk Region	No. 45507	November 17, 2011
Comstar UTS	Krasnoyarsk Region	No. 45508	November 17, 2011
Comstar UTS	Novosibirsk Region	No. 45509	November 17, 2011
Comstar UTS	Khabarovsk Region	No. 45510	November 17, 2011
Comstar UTS	The Republic of Tatarstan	No. 45511	November 17, 2011
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 45512	November 17, 2011
Comstar UTS	Primorsky Region	No. 45513	November 17, 2011
Comstar UTS	Stavropol Region	No. 45514	November 17, 2011
Comstar UTS	Irkutsk Region	No. 45515	November 17, 2011
Comstar UTS	Ulyanovsk Region	No. 45516	November 17, 2011
Comstar UTS	Volgograd Region	No. 45517	November 17, 2011
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 45518	November 17, 2011
Comstar UTS	Leningrad Region	No. 45519	November 17, 2011
Comstar UTS	Tver Region	No. 45520	November 17, 2011
Comstar UTS	Moscow	No. 48593	March 30, 2012
Comstar UTS	Ryazan Region	No. 63257	October 28, 2013
MGTS	Moscow	No. 38994	February 16, 2011
Comstar Regions	Ryazan Region	No. 70533	December 8, 2011
Comstar Regions	Tver Region	No. 71093	November 24, 2014
Comstar Regions	Voronezh Region	No. 71091	November 24, 2014
Comstar Regions	Kaluga Region	No. 71092	November 24, 2014
Comstar Regions	Ivanovo Region	No. 70474	February 27, 2013
Comstar Regions	Nizhniy Novgorod Region	No. 70501	February 27, 2013
Comstar Regions	Perm Region	No. 70515	February 27, 2013
Comstar Regions	The Udmurt Republic	No. 70556	February 27, 2013
Comstar Regions	Rostov Region	No. 70526	September 14, 2010
Comstar Regions	Krasnodar Region	No. 70490	August 31, 2012
Comstar Regions	Volgograd Region	No. 70460	August 31, 2012
Comstar Regions	Krasnodar Region	No. 70489	February 27, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Smolensk Region	No. 71094	November 24, 2014
Comstar Regions	Kursk Region	No. 71701	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71703	December 18, 2014
Comstar Regions	Tambov Region	No. 71708	December 18, 2014
Comstar Regions	Orel Region	No. 71717	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71721	December 18, 2014
Comstar Regions	Omsk Region	No. 71722	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71723	December 18, 2014
Comstar Regions	Kemerovo Region	No. 71724	December 18, 2014
Comstar Regions	Samara Region	No. 72422	December 31, 2014
Comstar Regions	Vologda Region	No. 72749	January 28, 2015
Comstar Regions	Novgorod Region	No. 72748	January 28, 2015
Comstar Regions	St. Petersburg	No. 72755	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72753	January 28, 2015
Comstar Direct	Moscow	No. 71076	November 24, 2014
Mobile Radio Services
Comstar UTS	Tyumen Region	No. 53499	October 16, 2012
Comstar UTS	Khanty Mansiysky Autonomous Region	No. 53500	October 16, 2012
Comstar UTS	Yamalo Nenetskiy Autonomous Region	No. 53501	October 16, 2012
Comstar Regions	Rostov Region	No. 70524	August 31, 2012
Telecommunications Services for Cablecasting
Comstar UTS	Moscow, Moscow Region	No. 37279	December 12, 2010
Comstar UTS	St. Petersburg	No. 65304	December 26, 2013
Comstar UTS	Leningrad Region	No. 65305	December 26, 2013
Comstar Regions	Ryazan	No. 70537	June 30, 2011
Comstar Regions	Ryazan	No. 70536	June 30, 2011
Comstar Regions	Sverdlovsk Region	No. 70545	October 16, 2012
Comstar Regions	Saratov Region	No. 70541	October 16, 2012
Comstar Regions	Arkhangelsk Region	No. 70451	October 16, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70500	October 16, 2012
Comstar Regions	Ivanovo Region	No. 70473	October 16, 2012
Comstar Regions	Kemerovo Region	No. 70481	October 16, 2012
Comstar Regions	Moscow	No. 70470	November 9, 2012
Comstar Regions	Voronezh Region	No. 70467	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70555	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70495	November 9, 2012
Comstar Regions	Kaluga Region	No. 70478	November 9, 2012
Comstar Regions	Tver Region	No. 70552	November 9, 2012
Comstar Regions	Smolensk Region	No. 70549	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70560	November 9, 2012
Comstar Regions	Novgorod Region	No. 70505	November 9, 2012
Comstar Regions	Vologda Region	No. 70464	November 9, 2012
Comstar Regions	Perm Region	No. 70514	October 16, 2012
Comstar Regions	Rostov Region	No. 70525	October 16, 2012
Comstar Regions	Astrakhan Region	No. 70454	October 16, 2012
Comstar Regions	Krasnodar Region	No. 70488	November 9, 2012
Comstar Direct	Moscow, Moscow Region	No. 44052	September 21, 2011

C.  Organizational Structure

        The table below presents our significant subsidiaries, the places of incorporation and our ownership interests therein as of December 31, 2009.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Dagtelecom	Consolidated	100.0%	Russia
RTC	Consolidated	100.0%	Russia
Evrotel	Consolidated	100.0%	Russia
Ukrainian Mobile Communications (MTS-Ukraine)	Consolidated	100.0%	Ukraine
MTS Finance(1)	Consolidated	100.0%	Luxembourg
Uzdunrobita	Consolidated	100.0%	Uzbekistan
BCTI	Consolidated	100.0%	USA
MTS Bermuda(2)	Consolidated	100.0%	Bermuda
K-Telekom	Consolidated	80.0%	Armenia
Comstar	Consolidated	64.0%	Russia
MTS Belarus	Equity	49.0%	Belarus
TS-Retail	Equity	34.6%	Russia

(1)
Represents beneficial ownership interest.

(2)
A wholly owned subsidiary established to repurchase our ADSs.

        See also Note 2 to our audited consolidated financial statements.

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, 24/2 Malaya Dmitrovka Street and Sheremetyevo Airport, which we use for administration, sales and other service centers as well as operation of mobile switching centers. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

Mobile Operations

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

        Of the 30,292 base stations comprising our mobile network in Russia as of December 31, 2009, 18,293 operated in the 900 MHz band and 11,999 operated in the 1800 MHz band. We also operated

716 base station controllers, 139 switches and approximately 23 media gateways in Russia as of December 31, 2009. Our 3G network in Russia as of December 31, 2009 was comprised of 2,747 base stations, or Node Bs, 42 softswitches, 47 media gateways and 49 radio network controllers.

        Of the 13,666 base stations comprising our network in Ukraine as of December 31, 2009, 5,212 operated in the 900 MHz band and 8,454 operated in the 1800 MHz band and 623 operated in 450 MHz (CDMA). We also operated 398 base station controllers and 42 switches in Ukraine as of December 31, 2009.

        Of the 2,319 base stations comprising our network in Uzbekistan as of December 31, 2009, 701 operated in the 900 MHz band and 1,618 operated in the 1800 MHz band. We also operated 58 base station controllers, 13 switches and 17 media gateways in Uzbekistan as of December 31, 2009. Our 3G network in Uzbekistan as of December 31, 2009 was comprised of 108 base stations, or Node Bs, 2 softswitches, 2 media gateways and 2 radio network controllers.

        Of the 945 base stations comprising our network in Turkmenistan as of December 31, 2009, 527 operated in the 900 MHz band and 418 operated in the 1800 MHz band. We also operated 12 base station controllers, 2 switches and 6 media gateways in Turkmenistan as of December 31, 2009.

        Of the 838 base stations comprising our network in Armenia as of December 31, 2009, 672 operated in the 900 MHz band and 166 operated in 1 800 MHz band. We also operated 32 base station controllers, 4 switches and 4 media gateways in Armenia as of December 31, 2009. Our 3G network in Armenia as of December 31, 2009 was comprised of 240 base stations, or Node Bs, 2 softswitches, 2 media gateways and 3 radio network controllers.

Fixed Line Operations

        Comstar's headquarters, which are leased from MGTS, are located on 12/3 Petrovsky Blvd., Moscow. In addition, Comstar owns an office building on 27/2 Smolenskaya-Sennaya square, Moscow, where certain of its departments are located. MGTS' headquarters are located on 25/1 Bolshaya Ordynka, Moscow. As of December 31, 2009, MGTS owned approximately 238 buildings located throughout Moscow. These buildings serve as sales and customer service offices and house MGTS' telecommunications equipment.

        In addition, Comstar either directly or indirectly owns and leases premises in each of the regions it has a presence (excluding the Moscow region), which it uses for administration, sales, marketing and other service centers, as well as operating switching centers. We believe that Comstar and MGTS' properties are adequate for their current needs and additional space is available to us if and when it is needed.

        For a description of our fixed line network infrastructure, see "—B. Business Overview—Fixed Line Operations—Network Infrastructure."

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

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. As a result, Comstar and its assets have been recorded at book value as if the businesses and assets of Comstar have been owned by us since the beginning of the periods presented. Accordingly, the financial data presented below for the years ended December 31, 2007 and 2008, the financial years preceding the acquisition, have been restated to include the financial position and results of operations of Comstar as if the acquisition had occurred as of January 1, 2007, and the financial data for the year ended December 31, 2009 includes the financial position and results of operations of Comstar for the full year. See Note 2 to our audited consolidated financial statements.

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of mobile subscribers and revenues. As of December 31, 2009, we had a mobile subscriber base of approximately 97.81 million (approximately 69.34 million in Russia, 17.56 million in Ukraine, 7.07 million in Uzbekistan, 1.76 million in Turkmenistan and 2.07 million in Armenia), an increase of 7.1% compared to December 31, 2008. Through Comstar, we are also the largest operator in the Moscow residential broadband market, with a 32% market share as of December 31, 2009, according to Direct INFO. Our revenues for the year ended December 31, 2009 were $9,823.5 million, a decrease of 17.5% from the year ended December 31, 2008. Our net income for the year ended December 31, 2009 was $1,004.5 million, a decrease of 49.8% from the year ended December 31, 2008.

        Our revenues historically have increased through organic growth, as well as through acquisitions. In 2003, we acquired 100% of UMC, a mobile operator in Ukraine. For the years ended December 31, 2008 and 2009, MTS-Ukraine had total revenues of $1,662.0 million and $1,048.8 million, respectively. We acquired a 74% stake in Uzdunrobita, a mobile operator in Uzbekistan, in August 2004 and the remaining 26% stake in June 2007. For the years ended December 31, 2008 and 2009, MTS-Uzbekistan had total revenues of $391.4 million and $404.9 million, respectively. In two separate purchases in June and November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan. For the years ended December 31, 2008 and 2009, MTS-Turkmenistan had total revenues of $131.4 million and $160.8 million, respectively. In September 2007, we acquired 80% of K-Telekom, the largest mobile operator in Armenia. The results of operations of K-Telekom have been included in our consolidated financial statements since September 14, 2007 and it had total revenues of $256.6 million and $221.3 million for the period ending December 31, 2008 and for the year ended December 31, 2009, respectively. Each of UMC, Uzdunrobita, and BCTI operate under the MTS brand, and K-Telekom operates under the VivaCell-MTS brand.

        We also hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had approximately 4.6 million subscribers as of December 31, 2009 and total revenues of $424.0 million for the year ended December 31, 2009. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements, but instead are accounted for in our equity in net income of associates. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

        In 2009, we significantly expanded our operations with the acquisition of a majority stake in Comstar, a leading provider of fixed line communication services in Russia. Comstar also operates in Ukraine and Armenia, where it provides digital telephony communications services, data transmission, Internet access and the renting of channels. This acquisition has provided us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator. For the years ended December 31, 2007, 2008 and 2009, Comstar had total revenues of $1,562.3 million, $1,765.2 million and $1,485.6 million, respectively. See "—Acquisitions."

        We also aggressively expanded our proprietary retail and distribution network over the course of 2009, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the buildout of our 3G and broadband Internet networks. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2007, 2008 and 2009 were $1,899.0 million, $2,612.8 million and $2,328.3 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2007, 2008 and 2009 was $3,851.4 million, $5,030.0 million and $3,596.1 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling 59 billion rubles (equivalent in aggregate to $1.95 billion as of December 31, 2009). Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately $5.7 billion as of December 31, 2009. We repaid approximately $1,737.7 million of indebtedness in 2009.

        As of December 31, 2009, the total amount available to us under our credit facilities amounted to $1,665.8 million. We had total indebtedness of approximately $8.3 billion as of December 31, 2009, including capital lease obligations, compared to approximately $5.4 billion as of December 31, 2008. Our total interest expense for the years ended December 31, 2008 and 2009 was $233.9 million and $571.7 million, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

        Our reporting currency is the U.S. dollar. Our and our subsidiaries' functional currency is the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. See "—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuation" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Segments

        We have three reportable segments and six operating segments.

        Following our acquisition of Comstar in 2009, we have identified three reportable segments: Russia mobile, Russia fixed and Ukraine mobile. These segments have been determined based on the key geographic areas and the nature of our operations. The mobile segments include activities relating to the provision of wireless telecommunication services to our mobile subscribers and distribution of handsets and accessories. The fixed line segment includes all activities relating to the provision of fixed line telecommunication services, including voice, data, Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnection services to other communications operators and numbering capacity to their subscribers. Other business activities and operations that are not yet significant enough to reflect as separate reporting segments, including our operations outside of Russia and Ukraine, have been combined and disclosed under "Other." See also Note 29 to our audited consolidated financial statements for segment information.

        We manage our operations separately in each country where we operate due to the different economic and regulatory environments, which require us to separately and specifically tailor our marketing and investment strategies. Our management evaluates our performance based on the operating results in each country. Russia is divided into two operating segments, Russia mobile and Russia fixed, based on the nature of our business activities in Russia. Thus, we currently have six operating segments that correspond to our countries of operation and business activities: (1) Russia mobile, which includes our mobile communications operations in Russia, (2) Russia fixed, which includes our fixed line communications operations in Russia, (3) Ukraine, (4) Uzbekistan, (5) Turkmenistan and (6) Armenia, which include our mobile communications operations in Ukraine, Uzbekistan, Turkmenistan and Armenia, respectively.

        The net operating revenues of our reportable segments for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Year Ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)
Net operating revenues
Russia mobile	$6,181,023	$7,840,225	$6,636,568
Russia fixed	1,562,291	1,765,226	1,485,590
Ukraine mobile	1,608,021	1,661,951	1,048,751
Other	483,499	779,520	787,543
Eliminations(1)	(110,928)	(145,988)	(134,910)

Net operating revenues as reported	$9,723,906	$11,900,934	$9,823,542

(1)
Represents the eliminations of intercompany transactions and results, which are primarily related to interconnect and roaming arrangements.

Certain Operating Data

        Below we provide certain operating data not included in our financial statements that we believe is useful for evaluating our business and results. The data focuses primarily on our mobile operations, particularly in Russia and Ukraine, which comprise the most significant share of our revenue in the periods presented, and is among the information routinely reviewed by our management as part of their regular evaluation of our performance.

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2007	2008	2009
	(in thousands)
Subscribers(1)
Russia	57,426	64,628	69,341
Ukraine	20,004	18,115	17,564
Uzbekistan	2,802	5,647	7,074
Turkmenistan	356	927	1,758
Armenia	1,382	2,017	2,073

Total consolidated	81,970	91,334	97,810

MTS Belarus (unconsolidated)	3,800	4,322	4,564

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

        We had approximately 69.34 million subscribers in Russia as of December 31, 2009 and a leading 33.4% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 143.2%, according to AC&M-Consulting. We had approximately 17.56 million subscribers in Ukraine as of December 31, 2009, and, according to AC&M-Consulting, a 31.8% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2009, we had approximately 7.07 million subscribers in Uzbekistan, 1.76 million subscribers in Turkmenistan and 2.07 million subscribers in Armenia, representing a 44.3%, 85.0% and 75.4% market share, respectively, according to AC&M-Consulting and our estimates.

        For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Operations."

Mobile churn rate

        We define mobile churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. We view the subscriber churn as a measure of market competition and customer dynamics. The following table shows our Russian and Ukrainian subscriber churn for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Subscriber Churn
Russia	23.1%	27.0%	38.3%
Ukraine	49.0%	47.3%	40.0%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia increased to 38.3% during the year ended December 31, 2009 as compared to 27.0% for the year ended December 31, 2008, as our mobile subscribers became more price sensitive and more likely to switch tariffs and switch to operators with lower-priced tariff plans and offers due to the economic downturn. In addition, due to the financial distress experienced by several mobile retailers in Russia, many increased their sales efforts in 2009 to stimulate revenue earned from subscription fees, which we believe led to a decline in the quality of new subscribers.

        Although the churn rate in Ukraine decreased to 40.0% in the year ended December 31, 2009 from 47.3% for the year ended December 31, 2008, it remains high due to the competitive environment among mobile operators in Ukraine, which has significantly intensified in recent years. We were able to decrease the churn rate in 2009 by adjusting and changing our tariffs in response to changes in the market and economic environment and focusing on subscriber base management with an emphasis on improving the quality of subscriber acquisitions.

Mobile ARPU

        We calculate mobile average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. The following table shows our average monthly service revenue per Russian and Ukrainian subscriber based on our current calculation methodology and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Average monthly service revenue per subscriber
Russia	$9.3	$10.5	$7.8
Ukraine	$6.6	$7.2	$4.7
Average monthly minutes of use per subscriber
Russia	157	208	213
Ukraine	154	279	462

        Average monthly service revenue per subscriber in Russia fell slightly to RUR 247.5 ($7.8) for the year ended December 31, 2009, from RUR 260.8 ($10.5) for the year ended December 31, 2008. This decline is in line with the addition of 6.5 million net subscribers in 2009, who, given the maturation of the market, are largely lower-value subscribers, which is dilutive to operating indicators like ARPU. Average monthly minutes of use per subscriber in Russia increased from 208 minutes in 2008 to 213 minutes in 2009 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic.

        In Ukraine, average monthly service revenue per subscriber decreased by 34.7% to $4.7 for the year ended December 31, 2009 from $7.2 for the year ended December 31, 2008. The decrease in the year ended December 31, 2009 compared to the year ended December 31, 2008 was solely due to the depreciation of the hryvnia, our functional currency in Ukraine. In hryvnia terms, ARPU in Ukraine remained stable in 2009 as compared to 2008. The average monthly minutes of use per subscriber increased from 154 minutes in 2007 to 279 minutes in 2008 and to 462 minutes in 2009 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates, as well as the increased use by subscribers of tariffs that include a flat amount of minutes per month.

Revenues

        Our principal sources of revenue are:

  •
  mobile service revenues, which include usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees;

  •
  fixed service revenues from individual and corporate subscribers, which include monthly subscription fees, traffic charges, connection fees, revenues from broadband Internet connection and data transmission services, revenues from pay-TV and from sales of end-user telecommunications equipment. Fixed service revenues also include revenues from operators, which are comprised of revenues from the renting out of channels and traffic charges and revenues from the renting out of telecommunications infrastructure; and

  •
  revenues from sales of handsets and accessories.

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnection fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but will likely be regulated in Ukraine in the near future. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations" and "—If we or any of our subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan), as well as interconnection and traffic transit tariffs. The interconnect tariffs charged by Comstar are also regulated by the Federal Tariff Service.

Mobile service revenues

        Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all outgoing calls. Since July 2006, pursuant to an amendment to the Federal Law on Communications, mobile operators in Russia have been prohibited from charging their subscribers for incoming calls.

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of total revenues were 42.4% in 2007, 41.0% in 2008 and 37.4% in 2009, respectively. Usage fees as a percentage of total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of total revenues. We expect usage fees to grow slightly both in absolute terms and as a percentage of total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 10.6%, 11.5% and 10.7% of total revenues in 2007, 2008 and 2009, respectively.

        Value-added services as a percentage of our total revenues comprised 10.6% in 2007, 11.6% in 2008 and 14.2% in 2009. We offer our subscribers an array of value-added services. The increase in 2009 in revenue from value-added services was due to the introduction of new value-added services and a general increase in the usage of value-added services by our subscribers resulting from active marketing initiatives promoting these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 9.2% in 2007, 9.9% in 2008 and 9.2% in 2009, respectively. The fluctuations of the monthly subscription fees as a percentage of total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 1.1% in 2007, 1.0% in 2008 and 1.2% in 2009, respectively. We generally expect that roaming fees will continue to decline as a percentage of total revenues as we expect that an increase in our subscriber base, which will generally lead to the growth of usage fees, will continue to outpace the increase in guest roamers, causing a decrease in the proportion of roaming fees. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

        Roaming fees for our own subscribers include amounts charged to our subscribers utilizing our roaming partners' network while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.3% in 2007, 8.9% in 2008 and 8.1% in 2009, respectively.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 2 to our audited consolidated financial statements. Connection fees represented 0.8% of our total revenues in 2007, 0.5% in 2008 and 0.5% in 2009, respectively. We expect connection fee revenues to remain at a low level as a percentage of total revenues.

Fixed service revenues

        Fixed line telephony services.    We offer corporate and residential subscribers various tariff plans, including (i) a per-minute plan, under which the subscriber is charged a monthly fee and per-minute charges for outgoing local calls; (ii) a combined plan, under which the subscriber is charged a monthly fee that covers a certain number of prepaid minutes of outgoing local calls and per-minute charges for each additional minute; and (iii) an unlimited plan, under which the subscriber is charged a monthly fee that covers all local calls. In addition, we charge our subscribers on a per-minute basis for long-distance calls and calls to mobile networks.

        We are considered a monopoly in a number of regions, including Moscow, where we are designated as an operator having a dominating market share. As a result, our fixed line telephony tariffs in such regions are regulated by the Federal Tariff Service. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnection and Pricing."

        Broadband Internet services.    Our broadband Internet subscribers are charged either a fixed monthly fee for unlimited Internet access or on a per-megabyte or per day of actual usage basis, depending on the tariff plan chosen. In addition, subscribers are charged for value-added services, including, among others, virtual private networks and "turbo-button" access, allowing the subscribers to increase their connection speed for a certain period of time.

        Pay-TV.    We charge our pay-TV subscribers, which are primarily residential subscribers, fixed monthly fees based on the number of TV programs included in the package, and pay-per-view fees for the video-on-demand services. Tariffs for pay-TV services are not regulated except for the prices for the minimal, or "social," channel package.

        Revenues from individual subscribers as a percentage of our total revenues represented 7.5%, 6.6% and 7.2% in 2007, 2008 and 2009, respectively. Revenues from individual subscribers as a percentage of fixed line revenues were 47.2%, 44.8%, and 47.4% in 2007, 2008 and 2009, respectively. The decrease in 2008 was caused primarily by a $36.6 million reimbursement from the government in the year ended December 31, 2007 for government-mandated discounts provided by MGTS to certain subscribers (including pensioners, veterans) in prior years. These discounts were discontinued in 2005, and the final reimbursement payment was made in 2007. The increase in 2009 was mainly due to the signing up of our residential subscribers to our long-distance network, up-selling of our existing pay-TV subscribers in the regions to broadband Internet services, as well as the connection of new subscribers. We expect revenues from individual subscribers to increase in the future, as regional pay-TV and Internet markets remain far from saturation, and we expect further increases in our regulated fixed line tariffs in Moscow in the future due to inflation.

        Revenues from corporate subscribers as a percentage of our total revenues represented 4.8%, 4.9% and 5.1% in 2007, 2008 and 2009, respectively. Revenues from corporate subscribers as a percentage of total fixed line revenues were 30.3%, 33.5%, and 33.9% in 2007, 2008 and 2009, respectively. The growth in 2008 and 2009 was caused by a decrease in revenues from operators due to the economic downturn, as well as by increases in regulated and non-regulated tariffs in Moscow and the signing up of existing corporate subscribers in Moscow and the regions to our proprietary long-distance network. These factors were, to a certain extent, offset by a decrease in consumption of telecommunications services by corporate subscribers due to the economic downturn. We expect revenues from corporate subscribers to increase in the future in line with expected increases in the consumption of telecommunications services following the stabilization of the global and national economic environment.

        Operators.    We charge operators for traffic transit through our network and incoming calls to our subscribers, for rent of channels and telecommunications infrastructure and commissions for handling long-distance calls of our subscribers when our subscribers chose another licensed operator as a provider of long-distance services. Revenues from operators as a percentage of our total revenues represented 3.6%, 3.2% and 2.8% in 2007, 2008 and 2009, respectively. Revenues from operators as a percentage of total fixed line revenues were 22.6%, 21.7% and 18.7% in 2007, 2008 and 2009, respectively. The decrease in revenues from operators in 2008 and 2009, both in absolute amount as expressed in ruble terms and as percentage of total fixed line revenues, was caused by the decline in overall economic activity in those periods, which led to lower volumes of traffic from interconnected operators. The decline was also due to the gradual re-connection of our subscribers to our own long-distance network, which caused commissions for long-distance call handling to decline. We expect revenues from operators to increase as percentage of total fixed line revenues as the economic environment improves, and remain relatively stable thereafter.

Sales of Handsets and Accessories

        In 2007, we decreased our selling activities in our sales centers in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In 2008, we reduced our purchases of handsets and accessories for resale and focused instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell them at our sales offices for a commission. During 2009, we significantly expanded our retail network through acquisitions of national and regional dealer chains. As a result of these acquisitions and overall expansion of retail activities in 2009, revenue from the sale of handsets and accessories as a percentage of total revenue increased to 3.2% in 2009 compared to 0.7% in 2008 and 0.9% in 2007.

        Moreover, in August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we have committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. See "—Tabular Disclosure of Contractual Obligations" and Note 30 to our audited consolidated financial statements.

        Following our launch of iPhone 3G™ sales and in line with our strategy to expand our proprietary distribution network, we expect that sales of handsets and accessories will continue to increase as we expand our proprietary retail network and, consequently, will continue to increase as a percentage of total revenue. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Expenses—Cost of Handsets and Accessories" below.

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

  •
  interest expenses; and

  •
  provisions for income taxes.

Cost of Services

        Interconnect and Line Rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 11.6% in 2007, 12.6% in 2008 and 11.5% in 2009, respectively. Line rental charges as a percentage of our total revenues represented 1.3% in 2007, 1.5% in 2008 and 1.7% in 2009, respectively.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will continue to increase due to growth in our subscriber base and our continued efforts, though the introduction of new tariff plans, services and marketing campaigns, to encourage greater voice usage among our subscribers, which we believe will lead to continued growth in traffic volumes.

        We expect line rental costs to increase based on the number of base stations, base station controllers, the number and capacity of rented lines and competition among providers of rented lines, as well as availability and usability of substitutes such as microwave links owned by us.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area.

Roaming expenses as a percentage of our total revenues represented 2.5% in 2007, 2.1% in 2008 and 1.9% in 2009, respectively.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of our total revenues represented 1.6% in 2007, 1.4% in 2008 and 3.6% in 2009, respectively. The increase in 2009 is primarily attributable to the expansion of our proprietary retail network.

        We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for GSM and CDMA users. In the years ended December 31, 2007, 2008 and 2009, we provided net handset subsidies in Ukraine totaling $21.0 million, $20.4 million and $15.6 million, respectively, which are reported as a loss on sales of handsets.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to $75.2 million in 2007, $82.4 million in 2008 and $77.3 million in 2009.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, a well as in connection with the further development of our brand and introduction of new value-added services. Although we generally expect that our sales and marketing expenses will continue to increase, we retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment. We also expect to experience certain efficiencies and savings in these costs as we further develop our retail network operations.

Mobile dealer commissions and mobile SAC in Russia and Ukraine

        We link commissions in Russia for newly acquired mobile subscribers payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount payable to our dealers. We believe that this method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber's activation, city of subscription, and status of the dealer itself. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

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

	Year Ended December 31,
	2007	2008	2009
Subscriber Acquisition Costs (SAC) per Gross New Subscriber
Russia	$26	$27	$19
Ukraine	$12	$11	$7

        SAC in Russia decreased in U.S. dollar terms due to the depreciation of the ruble against the U.S. dollar in 2009. If expressed in rubles, our functional currency in Russia, SAC remained relatively stable in 2007 and 2008 at RUR 670 and RUR 680, and decreased to RUR 612 in 2009 due to the decrease in advertising costs achieved by effective use of marketing resources.

        SAC in Ukraine decreased in U.S. dollar terms due to the depreciation of the hryvnia against the U.S. dollar in 2009. If expressed in hryvnias, our functional currency in Ukraine, SAC decreased from 61.0 hryvnia in 2007 to 58.3 hryvnia in 2008, and to 54.0 hryvnia in 2009 primarily due to our effective use of marketing resources.

Sundry Operating Expenses

        Our sundry operating expenses consist primarily of:

  •
  employee salaries and bonuses;

  •
  social contributions payable to state funds;

  •
  general and administrative expenses;

  •
  taxes other than income taxes, e.g., property taxes;

  •
  office maintenance expenses;

  •
  network repair and maintenance;

  •
  rental of premises;

  •
  provision for doubtful accounts;

  •
  long-lived assets and goodwill impairment loss;

  •
  and other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 21.2% in 2007, 21.5% in 2008 and 23.7% in 2009, respectively. Sundry operating expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for the year ended December 31, 2009 decreased to $109.6 million, or 1.1% of total revenues, as compared to $154.8 million, or 1.3% of total revenues, for the year ended December 31, 2008. This decrease was mainly attributable to the one-time write off taken in 2008 for a $28.2 million loan given by us to Beta Link, which filed for bankruptcy in March 2009.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of total revenues increased to 18.7% for the year ended December 31, 2009 as compared to 18.1% of total revenues for the year ended December 31, 2008. This increase was in line with our expectations, and we expect further increases in connection with our ongoing network development and modernization program and the buildout associated with our regional networks.

Interest Expense

        We expect interest expense to continue to increase, which is principally associated with external debt incurred by us to finance our network development and modernization programs, as well as increased borrowing costs due to the current global market and economic conditions.

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

        Effective January 1, 2009, the statutory income tax rate in Russia was reduced from 24% to 20%. From January 1, 2004, the Ukrainian statutory income tax rate was established at 25%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2009 was 33.7%. The effective tax rate differs from the statutory rate as a result of adjustments to the reserve for uncertain tax positions, adjustments to the deferred tax asset valuation allowance and other nondeductible items.

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

Certain Factors Affecting our Financial Position and Results of Operations

Currency Fluctuation

        A majority of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, depreciation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with our financial ratios or timely fund cash payments on our indebtedness.

        In addition, a decline in the value of our functional currencies against the U.S. dollar will result in a translation loss when we translate the functional currency revenues into U.S. dollars, our reporting currency, for inclusion in our audited consolidated financial statements. Our and our subsidiaries' functional currency is the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. The depreciation of the U.S. dollar against the ruble in 2007 resulted in an increase in our revenues and operating costs in our audited consolidated financial statements. Conversely, the U.S. dollar significantly appreciated against the ruble in the fourth quarter of 2008, which negatively affected our results of operations for the year ended December 31, 2008. Although the average exchange rate of the U.S. dollar for the year ended December 31, 2008 decreased by 2.8% against the ruble as compared to the year ended December 31, 2007, the period closing exchange rate of the U.S. dollar at December 31, 2008 increased by 19.7% as compared to December 31, 2007. During the year ended December 31, 2009, the U.S. dollar continued to fluctuate significantly against the ruble. As a result, the average exchange rate of the U.S. dollar against the ruble for the year ended December 31, 2009 increased by 27.6% as compared to the year ended December 31, 2008, which resulted in an overall decrease in our revenues and operating costs in our audited consolidated financial statements for the year ended December 31, 2009. The period closing exchange rate of the U.S. dollar against the ruble at December 31, 2009 increased by 2.9% as compared to December 31, 2008. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs" and "—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2004	11.7%
2005	10.9%
2006	9.0%
2007	11.9%
2008	13.3%
2009	8.8%

Source: Federal Statistics Service

        The Ukrainian economy has also been characterized by high rates of inflation:

Year	Inflation rate
2004	12.3%
2005	10.3%
2006	9.1%
2007	12.8%
2008	25.2%
2009	15.9%

Source: State Statistics Committee of Ukraine

        In addition, for the year ended December 31, 2009, inflation rates in Uzbekistan, Turkmenistan and Armenia were estimated at 7.4%, 15.0% and 6.5% respectively.

        We expect inflation-driven increases in costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Except with respect to Comstar, as further described below, results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema. Under the terms of the agreement, a wholly owned subsidiary of MTS purchased Sistema's 50.91% stake in Comstar for 39.15 billion rubles ($1.32 billion as of October 12, 2009, the date of the acquisition). We thereafter increased our ownership stake in Comstar in December 2009 through a series of transactions with a group of investment funds that exchanged their joint 14.20% stake in MGTS for 1.6% of our outstanding share capital and $7.3 million in cash. The MGTS stake was transferred to a wholly owned subsidiary of Comstar, and we received an 11.06% stake of Comstar that was held by MGTS Finance S.A., a wholly owned subsidiary of MGTS. In connection with these transactions, we paid Comstar cash consideration of $8.3 million. As a result of these transactions, our effective ownership stake in Comstar is 61.97% (or 64.03% excluding treasury shares) as of December 31, 2009. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Difficulties integrating the operations of Comstar with our existing operations may prevent us from achieving the expected benefits from the acquisition."

        Comstar currently owns a 25% + 1 share of Svyazinvest, the state-controlled telecommunications holding company. Svyazinvest, in turn, owns a 23.33% stake in MGTS. Comstar accounts for this investment under the cost method as this stake does not allow Comstar to exercise significant influence over the entity due to the legal structure of Svyazinvest and certain limitations imposed by Svyazinvest charter documents.

        In November 2009, Comstar, Sistema and Svyazinvest entered into a non-binding memorandum of understanding (MOU) to begin negotiations over the reorganization of certain assets that, if realized, could ultimately lead to the disposal of Comstar's stake in Svyazinvest and the increase in its ownership stake in MGTS. Among other things, the MOU contemplates a potential sale by Comstar of its interest in Svyazinvest, Comstar's acquisition of Svyazinvest's stake in MGTS and the restructuring of certain indebtedness in connection with the transaction. The precise terms and consummation of the transactions remain subject to the negotiation and execution of definitive binding documentation by these and potentially other parties as well as satisfaction of any applicable conditions (including receipt of any required regulatory approvals and valuations). No assurance can be given that any of the parties will execute definitive documentation or that any of the contemplated transactions will occur. See Note 14 to our audited consolidated financial statements.

        As contemplated under the non-binding MOU, on May 20, 2010, Comstar, MGTS Finance S.A. (a company controlled by Comstar) and Rostelecom entered into agreements involving the sale of the 25% + 1 share of Svyazinvest to Rostelecom for RUR 26 billion. If consummated, the proceeds of the sale will be used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUR 26 billion. The closing of the transactions is subject to a number of conditions. No assurance can be given that any of the parties will execute definitive documentation, the conditions will be satisfied or that any of the contemplated transactions will occur. See "Item 8. Financial Information—B. Significant Changes."

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. See "Item 3. Key Information—A. Selected Financial Data."

        Below is a list of our major acquisitions during 2007, 2008 and 2009.

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
2007
Golden Line(2)	Line leasing company	April 2007	100.0%	2.8
Comstar Ukraine(2)	Regional fixed line operator	May 2007	25.0%	1.0
Uzdunrobita	Uzbekistan mobile operator	June 2007	26.0%	250.0
Sochitelecomservice(2)	Regional fixed line operator	August 2007	100.0%	0.8
K-Telekom	Armenia mobile operator	September 2007	80.0%	402.6
Digital Telephone Network(2)	Regional fixed line operator	November 2007	100.0%	167.2
Regional Technical Centre(2)	Regional fixed line operator	December 2007	87.7%	26.1
Bashcell	Bashkortostan mobile operator	December 2007	100.0%	6.7

				$857.2

2008
MSS	Omsk region mobile operator	February 2008	9.0%	16.0
Interlink Group(2)	Telephony services provider	June 2008	100.0%	8.4
Ural Telephone Company(2)	Alternative telecommunication operator	July 2008	100.0%	43.5

				$67.9

2009
Dagtelecom	Dagestan region mobile operator	January 2009	25.01%	38.8
Telefon.ru	Mobile phone retail chain	February 2009	100.0%	60.0
Eldorado	Mobile phone retail chain	March 2009	100.0%	17.9
Stream-TV(2)	Digital television company	March 2009	100.0%	117.2
Kolorit	Outdoor advertising services	September 2009	100.0%	39.7
Comstar	Fixed line operator	October 2009	50.91%	1,322.3	(3)
Teleforum	Mobile phone retail chain	October 2009	100.0%	2.2
Evrotel	Fixed line operator	December 2009	100.0%	90.0

				$1,688.1

(1)
Excluding debt assumed.

(2)
Acquisition made by Comstar.

(3)
In December 2009, in a series of transactions, we acquired an additional 14.2% stake in MGTS in exchange for 31,816,462 ordinary MTS shares and $7.3 million in cash. The MGTS stake is held by a wholly owned subsidiary of Comstar. Simultaneously, we received shares representing 11.06% of the total shares outstanding Comstar from MGTS Finance S.A., a wholly owned subsidiary of MGTS. We paid Comstar cash consideration of $8.3 million. As a result of these transactions, our ownership stake in Comstar increased to 61.97% (or 64.03% excluding treasury shares). See Note 3 to our audited consolidated financial statements.

Results of Operations

        Historically, we reflected our reportable segments on a geographical basis. Management has taken this approach as this is effectively how the business is managed.

        In 2009, starting from the date of acquisition of Comstar, our Board and management determined a new operating segment and identified three reportable segments: Russia mobile, Russia fixed and Ukraine mobile. See "—Segments."

        Historically, we included all headquarters expenses within the "Russia" reportable segment. Starting from 2009, headquarters expenses are no longer allocated to any reportable segments. The financial statements reflect these changes for the year 2009 and for comparative periods. See Note 29 to our audited consolidated financial statements for additional information.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)
Net operating revenues
Russia mobile	$6,181,023	$7,840,225	$6,636,568
Russia fixed	1,562,291	1,765,226	1,485,590
Ukraine mobile	1,608,021	1,661,951	1,048,751
Other	483,499	779,520	787,543
Eliminations(1)	(110,928)	(145,988)	(134,910)

Net operating revenues as reported	$9,723,906	$11,900,934	$9,823,542

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia mobile	$1,407,011	$1,810,969	$1,708,481
Russia fixed	222,663	305,088	276,855
Ukraine mobile	433,175	511,502	332,807
Other	65,926	131,497	155,930
Eliminations(1)	(106,130)	(141,921)	(120,079)

Cost of services and cost of handsets and accessories as reported	$2,022,645	$2,617,135	$2,353,994

Sundry operating expenses(2)
Russia mobile	$955,957	$1,252,126	$1,309,212
Russia fixed	652,233	756,645	567,816
Ukraine mobile	182,752	200,908	151,061
Other	280,215	351,859	304,267
Eliminations	(4,949)	(7,445)	(5,845)

Sundry operating expenses as reported	$2,066,208	$2,554,093	$2,326,511

Sales and marketing expenses
Russia mobile	$490,210	$628,064	$570,107
Russia fixed	51,151	48,764	40,568
Ukraine mobile	210,340	190,225	92,598
Other	23,564	64,218	58,508
Eliminations	(25)	(26)	(5,879)

Sales and marketing expenses as reported	$775,240	$931,245	$755,902

	Year Ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)
Depreciation and amortization expenses
Russia mobile	$1,076,586	$1,312,406	$1,107,593
Russia fixed	185,337	214,288	193,357
Ukraine mobile	324,976	437,988	352,037
Other	87,986	186,443	186,581

Depreciation and amortization as reported	$1,674,885	$2,151,125	1,839,568

Operating Income
Russia mobile	$2,251,259	$2,836,660	$1,941,174
Russia fixed	450,907	440,441	406,995
Ukraine	456,778	321,328	120,248
Other	25,808	45,503	82,257
Eliminations	176	3,404	(3,107)

Operating income as reported	$3,184,928	$3,647,336	2,547,567

(1)
Represents the elimination of inter-company transaction results, primarily interconnect and roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2009 decreased by $2,077.4 million, or 17.5%, to $9,823.5 million from $11,900.9 million for the year ended December 31, 2008. Our consolidated revenues decreased in 2009 primarily as a result of the depreciation of the functional currencies in our countries of operation against the U.S. dollar. In functional currency terms, our consolidated revenues increased in all countries in which we operate, other than in Ukraine, in 2009 compared to 2008 mainly due to increased usage of value-added services, increased traffic on our mobile networks and as a result of the expansion of our retail business in Russia. Our consolidated mobile subscriber base grew by 7.1% to approximately 97.8 million as of December 31, 2009 from approximately 91.33 million as of December 31, 2008. The growth in our subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network. In Ukraine, our consolidated revenues decreased in functional currency terms mainly due to the highly competitive environment in Ukraine and decreased consumer spending caused by the economic downturn.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2009 decreased by 10.1% to $2,354.0 million from $2,617.1 million for the year ended December 31, 2008. The decrease in costs in U.S. dollar terms was primarily attributable to the depreciation of the functional currencies in our countries of operation. In functional currency terms, our consolidated cost of services and cost of handsets and accessories increased in all countries in which we operate, other than in Ukraine, largely due to the same factors described above that caused our consolidated revenues to increase in functional currency terms. Our consolidated cost of services and cost of handsets and accessories as a percentage of total revenues in the year ended December 31, 2009 increased to 24.0% as compared to 22.0% in the year ended December 31, 2008 mainly due to the expansion of our retail operations, which generally have lower margins than our communications service operations.

        Russia mobile revenues for the year ended December 31, 2009 decreased by 15.3% to $6,636.6 million from $7,840.2 million for the year ended December 31, 2008. The decrease in Russia revenues was primarily due to the depreciation of the ruble, which is our functional currency in Russia.

In ruble terms, our mobile revenues in Russia increased by approximately 8% in 2009 compared to 2008. Despite the growth of our subscriber base in Russia, which increased by 7.3% to 69.3 million as of December 31, 2009 from 64.6 million as of December 31, 2008, we experienced a decrease in airtime revenue to 41.3%, if expressed as a percentage of total segment revenues, in the year ended December 31, 2009 compared to 46.2% in the year ended December 31, 2008 mainly due to a decrease in the usage of higher-value services by corporate subscribers caused by the economic downturn. Conversely, revenues from value-added services as a percentage of total segment revenues in the year ended December 31, 2009 grew to 16.4% as compared to 13.7% in the year ended December 31, 2008 due to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers. Interconnect revenues as a percentage of total segment revenues in the year ended December 31, 2009 decreased to 12.3% as compared to 12.8% in the year ended December 31, 2008 mainly due to the increased proportion of sales of handsets and accessories revenues as a percentage of total revenues as described below. In absolute terms, if expressed in functional currency, interconnect revenues increased slightly for the year ended December 31, 2009. Our acquisition of retail chains in 2009 caused sales of handsets and accessories to increase as a percentage of total segment revenues to 4.7% in the year ended December 31, 2009 from 0.8% in the year ended December 31, 2008.

        Russia mobile cost of services and cost of handsets and accessories for the year ended December 31, 2009 decreased by 5.7% to $1,708.5 million from $1,811.0 million for the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble. In ruble terms, Russia mobile cost of services and cost of handsets and accessories increased mainly due to an increase in the provision of value-added services, cost of handsets, accessories and SIM-cards. The increase in ruble terms was slightly offset by a decrease in interconnect and roaming expenses. The cost of value-added services increased to 3.5% as a percentage of segment total revenues for the year ended December 31, 2009 as compared to 2.5% in the year ended December 31, 2008 mainly due to the increased usage of value-added services by subscribers, which resulted from our marketing efforts and the rising awareness and popularity of certain value-added services. Interconnect expenses decreased to 11.9% of segment total revenues, in the year ended December 31, 2009 from 13.3% of segment total revenues, in the year ended December 31, 2008 mainly due to the increased share of cost of handsets and accessories in the total cost of services and products and savings gained from the construction of our own DLD/ILD network. Roaming expenses decreased to 2.5% of segment total revenues, in the year ended December 31, 2009 from 2.8% of segment total revenues in the year ended December 31, 2008 mainly due to the lower usage of roaming services caused by the economic downturn. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of total segment revenues in the year ended December 31, 2009 increased to 4.4% as compared to 1.3% in the year ended December 31, 2008 mainly due to the expansion of our retail business in 2009.

        Russia fixed revenues decreased by 15.8% to $1,485.6 million in the year ended December 31, 2009 from $1,765.2 million in the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble and a decrease in the consumption of fixed telecommunications services by corporate subscribers and operators due to the economic downturn. This decline was partially offset by the increase in regional broadband Internet revenue due to our efforts to up-sell our existing pay-TV subscribers to Internet services, an increase in regulated tariffs in Moscow and an increase in revenue from long-distance services following the launch of our proprietary long-distance network.

        Russia fixed cost of services and cost of handsets and accessories decreased by 9.2% to $276.9 million in the year ended December 31, 2009 from $305.1 million in the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble, which was offset by an increase in interconnect expenses due to the increase in the volume of long-distance traffic.

        Ukraine mobile revenues decreased by 36.9% to $1,048.8 million in the year ended December 31, 2009 from $1,662.0 million in the year ended December 31, 2008 primarily due to depreciation of the hryvnia, our functional currency in Ukraine, against the U.S. dollar. In hryvnia terms, Ukraine mobile revenues decreased by approximately 5% due to a decrease in usage and subscription fees, which was partially offset by an increase in the usage of value-added services and roaming from guest subscribers. The overall decrease in Ukraine mobile revenues was caused by the highly competitive environment in Ukraine, which has put significant pressure on tariff levels and led to a decline in our subscriber base in Ukraine during 2007, 2008 and 2009.

        Ukraine mobile cost of services and cost of handsets and accessories decreased by 34.9% to $332.8 million in the year ended December 31, 2009 from $511.5 million in the year ended December 31, 2008. The decline occurred primarily due to the depreciation of the hryvnia. However, Ukraine mobile cost of services and cost of handsets and accessories as a percentage of segment total revenues increased to 31.7% in the year ended December 31, 2009 compared to 30.8% in the year ended December 31, 2008 due to an increase in roaming expenses from 2.9% to 3.5% and other direct costs from 2.8% to 3.8% for the years ended December 31, 2008 and 2009, respectively due to an increase in roaming usage and higher costs for electricity and frequencies. Interconnect expenses decreased to 18.4% of segment total revenues, in the year ended December 31, 2009 from 19.7% of segment total revenues, in the year ended December 31, 2008 mainly due to the decline in outgoing network traffic. Cost of handsets, accessories and SIM-cards remained relatively stable at 3.1% of segment total revenues in the year ended December 31, 2009 compared to 3.0% of segment total revenues in the year ended December 31, 2008.

        Other countries revenues for the year ended December 31, 2009 increased by 1.0% to $787.5 million from $779.5 million for the year ended December 31, 2008. In functional currency terms, the increase in revenues in 2009 as compared to 2008 was approximately 2% in Armenia, 3% in Uzbekistan and 60% in Turkmenistan. Our subscriber base in Turkmenistan increased by 89.5% during the year ended December 31, 2009, which led to increased traffic volume. Our subscriber base grew by 25.3% in Uzbekistan, which was diluted by decreased tariffs and an increase in the usage of lower-value tariffs and services in Uzbekistan. Our subscriber base in Armenia grew by 2.8% during 2009 as compared to 2008, and its revenues generally increased in line with this growth.

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2009 increased by 18.6% to $155.9 million from $131.5 million for the year ended December 31, 2008. As a percentage of segment total revenues, these costs increased to 19.8% for the year ended December 31, 2009 from 16.9% for the year ended December 31, 2008 primarily due to an increase in interconnect expenses, particularly in Uzbekistan.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2009 decreased by 8.9% to $2,326.5 million from $2,554.1 million for the year ended December 31, 2008. The decrease of $227.6 million in sundry operating expenses was primarily attributable to the depreciation of the functional currencies in our countries of operation against the U.S. dollar. However, we experienced an increase in sundry operating expenses both as expressed in functional currencies and as a percentage of total revenues. Sundry operating expenses as a percentage of total revenues increased to 23.7% in the year ended December 31, 2009 from 21.5% in the year ended December 31, 2008. This increase was mainly attributable to growth in salary expenses and related social contributions due to the expansion of our retail network and resultant increase in employees. Salary expense and related social contributions as a percentage of total revenues grew to 10.1% for the year ended December 31, 2009 from 9.2% for the year ended December 31, 2008. Similarly, our rent expenses increased due to our retail network expansion. Rent expenses as a percentage of total revenues grew to 2.8% for the year ended December 31, 2009 from 2.0% for the year ended December 31, 2008. The increase was also attributable to the increase in loss from impairment as a percentage of total revenues to 0.9% for the year ended December 31, 2009 from 0.4% for the year ended December 31, 2008 due to the impairment of long-lived assets and write-off of certain costs related to our acquisition of Comstar.

        Russia mobile sundry operating expenses for the year ended December 31, 2009 increased by 4.6% to $1,309.2 million from $1,252.1 million for the year ended December 31, 2008. Russia sundry operating expenses as a percentage of segment total revenues increased to 19.7% for the year ended December 31, 2009 from 16.0% for the year ended December 31, 2008. The increase of Russia mobile sundry operating expenses as a percentage of segment total revenues was attributable to an increase in employee compensation and related social contributions due to the expansion of our retail network, which caused an increase in rent costs. The increase was also attributable to the impairment of long-lived assets. The overall increase was slightly offset by a decrease in the provision for bad debt due to the one-time write off taken in 2008 of a loan extended to Beta Link.

        Russia fixed sundry operating expenses for the year ended December 31, 2009 decreased by 25.0% to $567.8 million from $756.6 million for the year ended December 31, 2008. Russia fixed sundry operating expenses as a percentage of segment total revenues decreased to 38.2% for the year ended December 31, 2009 from 42.9% for the year ended December 31, 2008. The decrease of $188.8 million in absolute terms was mainly attributable to the depreciation of the ruble against the U.S. dollar in 2009. The decrease of sundry operating expenses as a percentage of total revenues was primarily caused by a reduction in the number of employees at MGTS and in the regions, cost-reduction programs across the entire Russia fixed segment, and improvement in efficiencies of operations in the regions of Russia due to the integration of the regional pay-TV operations.

        Ukraine mobile sundry operating expenses for the year ended December 31, 2009 decreased by 24.8% to $151.1 million from $200.9 million for the year ended December 31, 2008. Ukraine sundry operating expenses as a percentage of segment total revenues increased to 14.4% for the year ended December 31, 2009 from 12.1% for the year ended December 31, 2008. These expenses increased in functional currency terms in the year ended December 31, 2009 primarily due to inflation-driven increases in rent, repair and maintenance and consulting expenses. Additionally, bad debt provision and billing and data processing expenses increased due to write-offs of certain outstanding dealer receivables and certain expenses incurred in connection with the implementation of a new billing system, respectively.

        Other countries sundry operating expenses for the year ended December 31, 2009 decreased by 13.5% to $304.3 million from $351.9 million for the year ended December 31, 2008. Other countries sundry operating expenses as a percentage of other countries total revenues decreased to 38.6% for the year ended December 31, 2009 from 45.1% for the year ended December 31, 2008. The decrease in sundry operating expenses as a percentage of other countries total revenues was primarily attributable to the decrease in salaries and social contributions and general and administrative costs achieved by effective optimization of these costs.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2009 decreased by 18.8%, or $175.3 million, to $755.9 million from $931.2 million for the year ended December 31, 2008. This decline was mainly due to the depreciation of the functional currencies in our countries of operation against the U.S. dollar, as well a decline in sales and marketing expenses in functional currency terms in all of our countries of operation other than Russia. In general, commissions payable to dealers increased in line with our increased efforts aimed at stimulating the performance and sales of dealers. Advertising and promotion expenses decreased, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of total revenues remained relatively stable at 7.7% for the year ended December 31, 2009 as compared to 7.8% for the year ended December 31, 2008.

        Russia mobile sales and marketing expenses for the year ended December 31, 2009 decreased by 9.2% to $570.1 million from $628.1 million for the year ended December 31, 2008 due to depreciation of the ruble. However, in ruble terms, both dealer commission payments and advertising and promotion expenses increased. Sales and marketing expenses as a percentage of segment total revenues increased to 8.6% for the year ended December 31, 2009 from 8.0% for the year ended December 31, 2008. Dealer commissions as a percentage of segment total revenues increased to 5.0% for the year ended December 31, 2009 from 4.3% for the year ended December 31, 2008 mainly due to our increased efforts aimed at stimulating the performance and sales of dealers. Advertising and marketing expenses as a percentage of segment total revenues remained stable at 3.6% for the year ended December 31, 2009 as compared to 3.7% for the year ended December 31, 2008.

        Russia fixed sales and marketing expenses for the year ended December 31, 2009 decreased to $40.6 million, or 2.7% of segment total revenues, from $48.8 million, or 2.8% of segment total revenues, for the year ended December 31, 2008. The decrease in sales and marketing expenses in absolute terms was primarily caused by ruble depreciation, while the decrease in sales in marketing expenses as a percentage of segment total revenues was primarily the result of improvement in our selling strategies, including wider usage of cross-selling opportunities, as well as cost optimization efforts in advertising and marketing.

        Ukraine mobile sales and marketing expenses for the year ended December 31, 2009 decreased to $92.6 million, or 8.8% of segment total revenues, from $190.2 million, or 11.4% of segment total revenues, for the year ended December 31, 2008. The decrease in sales and marketing expenses in absolute terms and as a percentage of segment total revenues was primarily the result of our effective use of marketing resources and the depreciation of the hryvnia.

        Other countries sales and marketing expenses for the year ended December 31, 2009 decreased by 8.9% to $58.5 million from $64.2 million for the year ended December 31, 2008. As a percentage of segment total revenues, other countries sales and marketing expenses decreased to 7.4% for the year ended December 31, 2009 from 8.2% for the year ended December 31, 2008. We experienced a decrease in both reporting and functional currency terms mainly due to effective use of our marketing resources.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2009 decreased by 14.5% to $1,839.6 million from $2,151.1 million for the year ended December 31, 2008. The decrease in U.S. dollar terms was mainly attributable to the depreciation of our functional currencies; however, these expenses increased in functional currency terms due to our increased asset base resulting from the continued expansion of our network through buildouts, as well as due to accelerated depreciation of certain equipment. Depreciation and amortization expenses as a percentage of total revenues increased to 18.7% for the year ended December 31, 2009 from 18.1% for the year ended December 31, 2008 due to reasons described below.

        Russia mobile depreciation and amortization for the year ended December 31, 2009 decreased by 15.6% to $1,107.6 million from $1,312.4 million for the year ended December 31, 2008. Depreciation and amortization expenses as a percentage of segment total revenues remained stable at 16.7% and 16.7% for the years ended December 31, 2009 and 2008, respectively, and increased by approximately 8% in ruble terms in 2009 compared to 2008.

        Russia fixed depreciation and amortization for the year ended December 31, 2009 was $193.4 million, or 13.0% of segment total revenues, and $214.3 million, or 12.1% of segment total revenues, for the year ended December 31, 2008. The decrease in depreciation and amortization expense was primarily caused by depreciation of the ruble. The growth in depreciation and amortization expense as a percentage of segment total revenues was mainly due to the continued

buildout and selective modernization of our network in Moscow, as well as the completion of the build-out of our proprietary long-distance network.

        Ukraine mobile depreciation and amortization for the year ended December 31, 2009 was $352.0 million, or 33.6% of segment total revenues, and $438.0 million, or 26.4% of segment total revenues, for the year ended December 31, 2008. The decrease in depreciation and amortization expense was due to the depreciation of the hryvnia. In hryvnia terms, depreciation and amortization expense increased by approximately 19%. As a percentage of segment total revenues, depreciation and amortization expense increased from 26.4% to 33.6%, mainly due to the accelerated depreciation of certain billing equipment, which was withdrawn from operation and replaced by a new billing system.

        Other countries depreciation and amortization for the year ended December 31, 2009 increased by 0.1% to $186.6 million from $186.4 million for the year ended December 31, 2008, and increased as a percentage of segment total revenues to 23.7% from 23.9%. Growth in depreciation and amortization expense as a percentage of segment total revenues was primarily attributable to the decrease in revenue growth rates caused by adverse macroeconomic conditions.

Operating Income

        Consolidated operating income decreased by 30.2% to $2,547.6 million for the year ended December 31, 2009 from $3,647.3 million for the year ended December 31, 2008. Operating income as a percentage of total revenues decreased to 25.9% for the year ended December 31, 2009 compared to 30.6% for the year ended December 31, 2008. The decrease of operating income in absolute terms was mainly driven by the depreciation of the functional currencies in our countries of operation against the U.S. dollar combined with the other factors described above. The decrease in the operating income margin was primarily due to an increase in depreciation and amortization, salaries and social contributions and rent expenses as a percentage of total revenues.

        Russia mobile operating income for the year ended December 31, 2009 decreased by 31.6% to $1,941.2 million from $2,836.7 million for the year ended December 31, 2008. Russia operating income decreased as a percentage of segment revenues to 29.2% for the year ended December 31, 2009 from 36.2% for the year ended December 31, 2008, mainly due to the expansion of our retail network, which resulted in an increase in salaries and social contributions and rent, accelerated by historically lower margins on sales of handsets and accessories. The decrease in Russia mobile operating income margin was also attributable to higher sales and marketing costs as well the loss from the impairment of long-lived assets.

        Russia fixed operating income for the year ended December 31, 2009 decreased by 7.6% to $407.0 million from $440.4 million for the year ended December 31, 2008 mainly as a result of ruble depreciation. The increase in Russia fixed operating income as a percentage of segment revenues to 27.4% for the year ended December 31, 2009 from 24.9% for the year ended December 31, 2008 was mainly due to the integration of our regional pay-TV operations and on-going implementation of cost reduction and cost control programs.

        Ukraine mobile operating income for the year ended December 31, 2009 decreased by 62.6% to $120.2 million from $321.3 million for the year ended December 31, 2008. Ukraine operating income decreased as a percentage of segment revenues to 11.5% for the year ended December 31, 2009 from 19.3% for the year ended December 31, 2008. These decreases were largely due to the increase in depreciation and amortization expenses and in rent, repair and maintenance costs, as well as by the overall decrease in revenues due to the highly competitive environment in Ukraine.

        Other countries operating income for the year ended December 31, 2009 increased by 80.9% to $82.3 million from $45.5 million for the year ended December 31, 2008. Other countries operating income increased as a percentage of segment revenues to 10.5% for the year ended December 31, 2009 from 5.8% for the year ended December 31, 2008 mainly due to the optimization of our salary and social contribution costs, as discussed above.

Currency exchange and transaction losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2009 were $252.9 million, compared to $565.7 million loss for the year ended December 31, 2008. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2009 and 2008, and the currency exchange and transaction losses we incurred were primarily due to the translation effect of our U.S. dollar-denominated debt as of December 31, 2009 and 2008. The losses decreased in 2009 as compared to 2008 due to the lower depreciation of local currencies against the U.S. dollar during the year ended December 31, 2009 as compared to 2008.

Interest expense

        Consolidated interest expense for the year ended December 31, 2009 increased by $337.8 million, or 144.4% to $571.7 million from $233.9 million for the year ended December 31, 2008, primarily as a result of the increase in our total indebtedness during the year 2009.

Impairment of investments

        Consolidated impairment of investments loss for the year ended December 31, 2009 comprised $368.4 million compared to $nil for the year ended December 31, 2008. The loss in 2009 included write-offs of investments in Svyazinvest and Tammaron Ltd., as described in Notes 14 and 15 to our consolidated financial statements, respectively.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2009 decreased by $15.4 million, or 20.3% to a gain of $60.3 million, compared to a gain of $75.7 million for the year ended December 31, 2008 primarily due to the depreciation of the functional currency in Belarus during the year ended December 31, 2009 and the write-off of our investment in Coral/Sistema Strategic Fund as described in Note 13 to our consolidated financial statements.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2009 increased insignificantly to $23.3 million, as compared to $22.7 million for the year ended December 31, 2008.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2009 decreased by 32.2% to $504.0 million from $742.9 million for the year ended December 31, 2008. The effective tax rate increased to 33.7% in the year ended December 31, 2009 from 25.4% in the year ended December 31, 2008 mainly due to the effect of settlements with tax authorities related to financial years 2006-2008, changes in valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and valuation of investment in Svyazinvest, recognition of deferred tax liability related to potential earnings distributions from/to our subsidiaries, effect of treasury stock disposal by Comstar and other nondeductible items. Consolidated provision for income taxes decreased in absolute terms mainly due to the currency translation effect and lower net income.

Net income attributable to the non-controlling interest

        Net income/(loss) attributable to the non-controlling interest for the year ended December 31, 2009 decreased by $200.8 million, or 107.3%, to a $13.7 million loss from $187.1 million in income for the year ended December 31, 2008 as a result of a decrease in the net income of MGTS due to the impairment of its investment in Svyazinvest, as well as the foreign exchange and transactions losses incurred on the note payable to Access. See "—Off-balance Sheet Arrangements—Obligations under derivative contracts—Cash flow hedging."

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2009 decreased by $995.6 million, or 49.8%, to $1,004.5 million, compared to $2,000.1 million for the year ended December 31, 2008. Net income as a percentage of revenues was 10.2% in the year ended December 31, 2009 and 16.8% in the year ended December 31, 2008. Net income attributable to the Group for the year ended December 31, 2009 as compared to the year ended December 31, 2008 decreased mainly due to an increase in interest expense, write-off of investments, and significant depreciation of our functional currencies against the U.S. dollar during 2009 in all of the countries where we operate.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2008 increased by $2,177.0 million, or 22.4%, to $11,900.9 million from $9,723.9 million for the year ended December 31, 2007. This increase was primarily due to growth in revenue from our mobile operations, where our subscriber base increased by 11.4% to 91.33 million as of December 31, 2008 from 81.97 million as of December 31, 2007. The growth in our mobile subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network. A portion of the revenue growth was also due to the significant increase in the interconnect fees we received for the termination of incoming traffic from other operators, which increased to $1,374.0 million for the year ended December 31, 2008 from $1,034.1 million for the year ended December 31, 2007, mainly due to the increased usage of mobile services. In addition, revenue from value-added services increased to $1,379.0 million for the year ended December 31, 2008 from $1,026.3 million for the year ended December 31, 2007, or 34.4%, mainly due to our marketing efforts aimed at stimulating usage of value-added services and our increased value-added service offerings. Growth in subscription fees to $1,175.3 million for the year ended December 31, 2008 from $890.5 million for the year ended December 31, 2007 also impacted the total revenue growth and was mainly due to the expansion of mobile services with subscription fees offered by us to subscribers. Revenue growth was also attributable to an increase in roaming revenues from our subscribers to $1,059.0 million for the year ended December 31, 2008 from $808.5 million for the year ended December 31, 2007, which was in line with the increase in both our subscriber base and overall usage. Our acquisition of K-Telekom, Armenian mobile operator, in September 2007 contributed an additional $190.1 million to our total revenues for the year ended December 31, 2008 as compared to the year ended December 31, 2007. In addition to increases in our mobile revenues, our fixed line revenues increased by 13% from $1,562.3 million in the year ended December 31, 2007 to $1,765.2 million in the year ended December 31, 2008, mainly due to an increase in the number of broadband subscribers and growth in our regional fixed line business, which expanded both organically and through the acquisition of regional operators. The depreciation of the average U.S. dollar versus ruble exchange rate for the year ended December 31, 2008 as compared to the year ended December 31, 2007 also contributed to the growth in our revenues.

        For the year ended December 31, 2008, service revenues and connection fees increased by $2,187.3 million, or 22.7%, to $11,822.0 million compared to $9,634.7 million for the year ended December 31, 2007 mainly due to the growth in the number of our subscribers and the increases in subscription and interconnect fees, as described above. Revenues from the sales of handsets and accessories decreased by $10.3 million, or 11.5%, to $78.9 million for the year ended December 31, 2008 compared to $89.2 million for the year ended December 31, 2007, mainly due to a change in our strategy for sales of handsets and accessories in the year ended December 31, 2008, as described above.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2008 increased by 29.4% to $2,617.1 million from $2,022.6 million for the year ended December 31, 2007. The increase in costs was primarily attributable to growth of our subscriber base and the consequent growth in traffic-related expenses, in particular interconnect costs and line rental expenses. For the year ended December 31, 2008, interconnect expenses grew to $1,500.8 million from $1,129.2 million for the year ended December 31, 2007 due to increased traffic volume. Line rental expenses grew to $175.8 million for the year ended December 31, 2008 from $129.1 million for the year ended December 31, 2007. Cost of value-added services also grew to $241.0 million for the year ended December 31, 2008 from $160.5 million for the year ended December 31, 2007 due to the increased usage of value-added services by our subscribers. The increase in cost of services for the year ended December 31, 2008 was also due to a growth in other direct costs to $279.5 million for the year ended December 31, 2008 from $204.1 million for the year ended December 31, 2007 due to higher fees payable for our use of radio frequencies and higher electricity costs as well as an increase in the volumes of fixed line subscriber and operator traffic.

        For the year ended December 31, 2008, the cost of handsets and accessories sold, including SIM cards provided to customers, slightly increased to $169.9 million from $158.9 million for the year ended December 31, 2007 mainly due to the launch of iPhone 3G™ sales in October 2008, which was partially offset by the decreased selling activity for handsets and accessories in the year ended December 31, 2008 as compared to 2007.

        Russia mobile revenues for the year ended December 31, 2008 increased by 26.8% to $7,840.2 million from $6,181.0 million for the year ended December 31, 2007. The increase in Russia revenues was primarily due to the growth of our subscriber base in Russia, which increased by 12.5% to 64.6 million as of December 31, 2008 from 57.4 million as of December 31, 2007, as well as growth in interconnect revenues and the adoption of new marketing initiatives aimed at stimulating higher usage of mobile and value-added services among our subscribers.

        Russia mobile cost of services and cost of handsets and accessories for the year ended December 31, 2008 increased by 28.7% to $1,811.0 million from $1,407.0 million for the year ended December 31, 2007. The increased costs were mainly the result of a $275.9 million increase in interconnect costs and $27.8 million increase in line rental costs due to increased traffic volume, and a $9.0 million increase in roaming expenses mainly due to an increase in both the number of subscribers and volume of network traffic. Interconnect expenses increased to $1,042.9 million, or 13.3% of segment total revenues, in the year ended December 31, 2008 from $767.0 million, or 12.4% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in outgoing network traffic. The cost of value-added services for the year ended December 31, 2008 increased by $58.3 million to $199.9 million, or 2.5% of segment total revenues, from $141.6 million, or 2.3% of segment total revenues, in the year ended December 31, 2007 mainly due to the increased usage of value-added services by subscribers, which resulted from our marketing efforts and the rising awareness and popularity of certain value-added services. Cost of handsets, accessories and SIM-cards increased slightly by $3.6 million to $105.6 million, or 1.3% of segment total revenues, for the year ended December 31, 2008 from $102.0 million, or 1.7% of segment total revenues, for the year ended December 31, 2007 due to the launch of iPhone 3G™ sales in October 2008.

        Russia fixed revenues increased by 13.0% to $1,765.2 million in the year ended December 31, 2008 from $1,562.3 million in the year ended December 31, 2007. The increase was primarily due to an increase in the number of broadband subscribers and growth in our regional fixed line business, which expanded both organically and through the acquisition of regional operators.

        Russia fixed cost of services and cost of handsets and accessories increased by 37.0% to $305.1 million in the year ended December 31, 2008 from $222.7 million in the year ended December 31, 2007. The increase was primarily caused by the acquisition of regional subsidiaries and the related expansion of our fixed line operations at the end of 2007, as well as by an increase in the volumes of subscriber and operator traffic.

        Ukraine mobile revenues increased by 3.4% to $1,662.0 million in the year ended December 31, 2008 from $1,608.0 million in the year ended December 31, 2007 primarily due to an increase in the usage of value-added services and interconnect revenues, partially offset by a decrease in usage fees due to lower tariffs caused by the highly competitive environment in Ukraine.

        Ukraine mobile cost of services and cost of handsets and accessories increased by 18.1% to $511.5 million in the year ended December 31, 2008 from $433.2 million in the year ended December 31, 2007. The growth occurred primarily due to a $43.3 million increase in interconnect expenses, $4.6 million increase in roaming expenses and $20.0 million increase in the cost of value-added services. Interconnect expenses increased to $327.2 million, or 19.7% of segment total revenues, in the year ended December 31, 2008 from $283.9 million, or 17.7% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in outgoing network traffic. Cost of value-added services increased to $37.5 million, or 2.3% of segment total revenues, in the year ended December 31, 2008 from $17.5 million, or 1.1% of segment total revenues, in the year ended December 31, 2007 mainly due to the growth in value-added services usage. Cost of handsets, accessories and SIM-cards remained stable at $49.6 million, or 3.0% of segment total revenues, in the year ended December 31, 2008 compared to $48.9 million, or 3.1% of segment total revenues, in the year ended December 31, 2007.

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

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2008 increased by 23.6% to $2,554.1 million from $2,066.2 million for the year ended December 31, 2007. The increase of $487.9 million in sundry operating expenses was primarily attributable to a general increase in expenses caused by the growth in our operations. In addition, the consolidation of K-Telekom's financial results in 2008 contributed an additional $31.5 million to the growth of consolidated sundry operating expenses for the year ended December 31, 2008. Salary expenses and related social contributions increased by $171.4 million to $1,094.1 million for the year ended December 31, 2008 from $922.7 million for the year ended December 31, 2007 due to an increase in personnel compensation levels and the number of employees. Rent expenses increased by $53.1 million to $243.8 million for the year ended December 31, 2008 from $190.7 million for the year ended December 31, 2007 due to the increased rent expenses for base station sites and the overall number of sites used. Provision for bad debt also increased by $87.1 million to $154.8 million for the year ended December 31, 2008 from $67.7 million for the year ended December 31, 2007 due to the write-off of a $28.2 million loan given by us to Beta Link, which filed for bankruptcy in March 2009, as well as write-off of certain advances given to dealers. Sundry operating expenses as a percentage of total revenues increased slightly to 21.5% for the year ended December 31, 2008 from 21.2% in the year ended December 31, 2007.

        Russia mobile sundry operating expenses for the year ended December 31, 2008 increased by 31.0% to $1,252.1 million from $956.0 million for the year ended December 31, 2007. Russia sundry operating expenses as a percentage of segment total revenues increased to 16.0% for the year ended December 31, 2008 from 15.5% for the year ended December 31, 2007. The increase of $296.1 million in absolute terms was mainly attributable to an increase in employee compensation and related social contributions of $88.9 million, an increase of provision for bad debt of $87.4 million due to the reasons described above, as well as a $30.2 million increase in rent expenses and a $49.3 million increase in taxes other than income tax mainly due to the write-off of non-recoverable VAT receivables. The growth in Russia sundry operating expenses was also attributable to a $48.6 million growth in other operating expenses mainly due to an increase in obligatory revenue-based Unified Services Fund contributions, as well as an increase in outsourcing expenses.

        Russia fixed sundry operating expenses for the year ended December 31, 2008 increased by 16.0% to $756.6 million from $652.2 million for the year ended December 31, 2007. Russia fixed sundry operating expenses as a percentage of segment total revenues increased to 42.9% for the year ended December 31, 2008 from 41.7% for the year ended December 31, 2007. The increase of $104.4 million in absolute terms was mainly attributable to the acquisition of regional operators at the end of 2007 which affected substantially all components of sundry operating expenses. The increase of sundry operating expenses as a percentage of total revenues was caused by the relatively lower margins of the acquired businesses.

        Ukraine mobile sundry operating expenses for the year ended December 31, 2008 increased by 9.9% to $200.9 million from $182.8 million for the year ended December 31, 2007. Ukraine sundry operating expenses as a percentage of segment total revenues increased to 12.1% for the year ended December 31, 2008 from 11.4% for the year ended December 31, 2007. The increase in these expenses in absolute terms in the year ended December 31, 2008 was primarily due to a $14.6 million increase in rent expenses and a $15.9 million increase in other operating expenses, partially offset by a decrease of $12.8 million in repair and maintenance costs.

        Other countries sundry operating expenses for the year ended December 31, 2008 increased by 25.6% to $351.9 million from $280.2 million for the year ended December 31, 2007. Other countries sundry operating expenses as a percentage of other countries total revenues decreased to 45.1% for the year ended December 31, 2008 from 58.0% for the year ended December 31, 2007. The increase in these expenses in absolute terms in the year ended December 31, 2008 was primarily due to the consolidation of K-Telekom's financial results starting from September 14, 2007, which contributed an additional $31.5 million to the growth of sundry operating expenses for the year ended December 31, 2008, partially offset by generally lower sundry operating costs in Turkmenistan in 2008. However, the decrease in sundry operating expenses as a percentage of other countries total revenues to 45.1% for the year ended December 31, 2008 as compared to 58.0% for the same period in 2007 was primarily attributable to the relatively low level of taxes other than income tax and state fees contributed by K-Telekom to total sundry operating expenses due to favorable business development conditions in Armenia.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2008 increased by 20.1%, or $156.0 million, to $931.2 million from $775.2 million for the year ended December 31, 2007. This growth was due to an increase in commissions payable to dealers and advertising and promotion expenses by $103.4 million and $52.6 million, respectively. The increase in dealer commissions was generally in line with the growth of our subscriber base. The increase in advertising and promotion expenses was primarily attributable to our increased marketing efforts, as well as growth in the cost of advertising on television. Sales and marketing expenses as a percentage of total revenues remained relatively stable at 7.8% for the year ended December 31, 2008 as compared to 8.0% for the year ended December 31, 2007.

        Russia mobile sales and marketing expenses for the year ended December 31, 2008 increased by 28.1% to $628.1 million from $490.2 million for the year ended December 31, 2007 due to increases in dealer commission payments and advertising and promotion expenses, as described above. Sales and marketing expenses as a percentage of segment total revenues increased to 8.0% for the year ended December 31, 2008 from 7.9% for the year ended December 31, 2007. Dealer commissions as a percentage of segment total revenues increased to 4.3% for the year ended December 31, 2008 from 3.8% for the year ended December 31, 2007 mainly due to our increased efforts aimed at stimulating the performance and sales of regional dealers. However, advertising and marketing expenses as a percentage of segment total revenues decreased to 3.7% for the year ended December 31, 2008 from 4.1% for the year ended December 31, 2007 due to effective marketing management.

        Russia fixed sales and marketing expenses for the year ended December 31, 2008 decreased to $48.8 million, or 2.8% of segment total revenues, from $51.2 million, or 3.3% of segment total revenues, for the year ended December 31, 2007. The decrease in sales and marketing expenses in absolute terms and as a percentage of segment total revenues was primarily the result of our effective use of marketing resources.

        Ukraine mobile sales and marketing expenses for the year ended December 31, 2008 decreased to $190.2 million, or 11.4% of segment total revenues, from $210.3 million, or 13.1% of segment total revenues, for the year ended December 31, 2007. The decrease in sales and marketing expenses in absolute terms and as a percentage of segment total revenues was primarily the result of our effective use of marketing resources.

        Other countries sales and marketing expenses for the year ended December 31, 2008 increased by 172.0% to $64.2 million from $23.6 million for the year ended December 31, 2007 due to the expansion of our operations in Uzbekistan and Turkmenistan. A portion of the growth was also attributable to the acquisition of K-Telekom in Armenia, which contributed $16.1 million to the abovementioned growth. In particular, we increased our advertising campaigns in these countries in order to promote our services and, consequently, incurred increased advertising expenses. Dealer commissions also increased due to the growth in our subscriber base in each of these countries. Sales and marketing expenses as a percentage of segment total revenues increased to 8.2% for the year ended December 31, 2008 from 4.9% for the year ended December 31, 2007 due to the foregoing reasons.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2008 increased by 28.4% to $2,151.1 million from $1,674.9 million for the year ended December 31, 2007. The increase was mainly attributable to our increased asset base resulting from the continued expansion of our networks through buildouts and acquisitions. Depreciation and amortization expenses as a percentage of total revenues increased to 18.1% for the year ended December 31, 2008 from 17.2% for the year ended December 31, 2007 due to reasons described below.

        Russia mobile depreciation and amortization for the year ended December 31, 2008 increased by 21.9% to $1,312.4 million from $1,076.6 million for the year ended December 31, 2007 mainly due to significant investments in our fixed and intangible assets related mainly to new telecommunication equipment. Depreciation and amortization expenses as a percentage of segment total revenues decreased to 16.7% for the year ended December 31, 2008 from 17.4% for the year ended December 31, 2007 mainly due to the decrease in license amortization expenses, which are now fully amortized.

        Russia fixed depreciation and amortization for the year ended December 31, 2008 was $214.3 million, or 12.1% of segment total revenues, and $185.3 million, or 11.9% of segment total revenues, for the year ended December 31, 2007. Growth in depreciation and amortization expense in absolute terms and as a percentage of segment total revenues was mainly due to the continued buildout and selective modernization of our network in the Moscow metropolitan area and in the regions, as well as acquisition of regional operators at the end of 2007, which resulted in the expansion of our network.

        Ukraine mobile depreciation and amortization for the year ended December 31, 2008 was $438.0 million, or 26.4% of segment total revenues, and $325.0 million, or 20.2% of segment total revenues, for the year ended December 31, 2007. Growth in depreciation and amortization expense in absolute terms and as a percentage of segment total revenues was mainly due to the accelerated depreciation of certain equipment intended to be withdrawn from operations, as well as the continued buildout of our network in Ukraine.

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

Operating Income

        Consolidated operating income increased by 14.5% to $3,647.3 million for the year ended December 31, 2008 from $3,184.9 million for the year ended December 31, 2007. Operating income as a percentage of total revenues decreased to 30.6% for the year ended December 31, 2008 compared to 32.8% for the year ended December 31, 2007. The growth of operating income in absolute terms was mainly driven by growth in revenues. The decrease in the operating income margin was primarily due to an increase in depreciation and amortization, provision for bad debt and interconnect expenses as a percentage of total revenues.

        Russia mobile operating income for the year ended December 31, 2008 increased by 26.0% to $2,836.7 million from $2,251.3 million for the year ended December 31, 2007. Russia mobile operating income decreased slightly as a percentage of segment revenues to 36.2% for the year ended December 31, 2008 from 36.4% for the year ended December 31, 2007, mainly due to an increase in interconnect and provision for bad debt expenses as a percentage of total revenues, which was partially offset by a decrease in depreciation and amortization expense as a percentage of total revenues.

        Russia fixed operating income for the year ended December 31, 2008 decreased by 2.3% to $440.4 million from $450.9 million for the year ended December 31, 2007 mainly as a result of increased depreciation and amortization expenses in 2008. The decrease in Russia fixed operating income as a percentage of segment revenues to 24.9% for the year ended December 31, 2008 from 28.9% for the year ended December 31, 2007 was additionally affected by acquisition of regional operators at the end of 2007 which had relatively lower operating margins, as well as rapid regional development, which caused a temporary imbalance in segment revenue and operating expense growth rates.

        Ukraine mobile operating income for the year ended December 31, 2008 decreased by 29.7% to $321.3 million from $456.8 million for the year ended December 31, 2007. Ukraine operating income decreased as a percentage of segment revenues to 19.3% for the year ended December 31, 2008 from 28.4% for the year ended December 31, 2007. These decreases were largely due to the increase in depreciation and amortization expenses, the increase in interconnect expenses and cost of value-added services, as well as lower subscriber tariffs driven by the highly competitive environment in Ukraine.

        Other countries operating income for the year ended December 31, 2008 increased by 76.4% to $45.5 million from $25.8 million for the year ended December 31, 2007. The increase in operating income in absolute terms was primarily due to an increase in the number of subscribers in Uzbekistan and Turkmenistan, as well as to our entry into the Armenian market with the acquisition of K-Telecom. Other countries operating income increased as a percentage of segment revenues to 5.8% for the year ended December 31, 2008 from 5.3% for the year ended December 31, 2007 mainly due to generally lower sundry operating expenses as a percentage of segment total revenues.

Currency exchange and transaction losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2008 were $565.7 million, compared to $161.9 million in gains for the year ended December 31, 2007. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. Change in currency exchange and transaction losses was mainly attributable to the significant fluctuations of the U.S. dollar and euro versus ruble/hryvnia/som/manat/dram in year ending December 31, 2008 compared to the year 2007. The major portion of the loss was due to the translation effect of our U.S. dollar-denominated debt as of December 31, 2008 due to the significant depreciation of local currencies against the U.S. dollar during the fourth quarter of 2008.

Interest expense

        Consolidated interest expense for the year ended December 31, 2008 increased by $41.7 million, or 21.7% to $233.9 million from $192.2 million for the year ended December 31, 2007, primarily as a result of the increase in our total indebtedness during the year 2008.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2008 increased by $4.6 million, or 6.5% to a gain of $75.7 million, compared to a gain of $71.1 million for the year ended December 31, 2007 primarily due to the increase in profit of MTS Belarus for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Change in fair value of derivatives

        Consolidated change in fair value of derivatives for the year ended December 31, 2008 decreased by $104.3 million, or 71.5%, to $41.6 million, compared to $145.9 million for the year ended December 31, 2007. The $145.9 million change in the year ended December 31, 2007 related to a write-off of a call option exercised by Access Telecommunications Cooperatief to purchase Comstar shares, while the $41.6 million change in the year ended December 31, 2008 reflected a change in a fair value of a put option exercised by Access Telecommunications Cooperatief as well as a change in a fair value of a call option between Comstar and an investment bank that gave Comstar a call option over its phantom GDRs. See "—Off-balance Sheet Arrangements—Obligations under derivative contracts—Derivative instruments not designated as hedges" and Note 21 to our consolidated financial statements.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2008 decreased to $22.7 million, as compared to $38.8 million for the year ended December 31, 2007. The decrease was mainly due to a decrease in the conversion of Turkmenistan manats, as there was a significant difference between the official and commercial exchange rate of the U.S. dollar to the Turkmenistan manat.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2008 decreased by 12.8% to $742.9 million from $852.0 million for the year ended December 31, 2007. The effective tax rate decreased to 25.4% in the year ended December 31, 2008 from 27.7% in the year ended December 31, 2007 mainly due to the revaluation of Ukraine tax base and due to the different tax rates in our foreign subsidiaries.

Net income attributable to the noncontrolling interest

        Net income attributable to the noncontrolling interest for the year ended December 31, 2008 increased by $54.7 million, or 41.3%, to $187.1 million from $132.4 million for the year ended December 31, 2007 as a result of the increase in net income of MGTS.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2008 decreased by $87.3 million, or 4.2%, to $2,000.1 million, compared to $2,087.4 million for the year ended December 31, 2007. Net income as a percentage of revenues was 16.8% in the year ended December 31, 2008 and 21.5% in the year ended December 31, 2007. The main reason for the decrease in net income attributable to the Group was the effect of foreign currency fluctuations, particularly the significant appreciation of the U.S. dollar against the ruble in the fourth quarter of 2008.

Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling 59 billion rubles (equivalent in aggregate to $1.95 billion as of December 31, 2009). Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately $5.7 billion as of December 31, 2009. Among these is a $1.33 billion syndicated loan facility we entered into in 2006 with several international financial institutions, including The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited. We partially refinanced this syndicated loan through a facility agreement in 2009.

        We repaid approximately $1,737.7 million of indebtedness in 2009. As of December 31, 2009, the total amount available to us under our credit facilities amounted to $1,665.8 million. We had total indebtedness of approximately $8.3 billion as of December 31, 2009, including capital lease obligations, compared to approximately $5.4 billion as of December 31, 2008. Our total interest expense for the years ended December 31, 2008 and 2009, was $233.9 million and $571.7 million, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

Global Economic Conditions

        Global market and economic conditions in 2008 and 2009 were unprecedented and challenging, with tighter credit conditions and recession in most major economies. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have lead to a decrease in spending by businesses and consumers alike. Continued turbulence in the Russian, U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—We may be adversely affected by the current economic environment" and "—Continued turmoil in the credit markets could cause our business, financial condition, results of operations and the value of our shares and ADSs to suffer."

Capital Requirements

        We need capital to finance the following:

  •
  capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;

  •
  acquisitions;

  •
  repayment of debt and related interest payments;

  •
  changes in working capital; and

  •
  general corporate activities, including dividends.

        We anticipate that capital expenditures, acquisitions, repayment of long-term debt and dividends will represent the most significant uses of funds for several years to come.

        Our cash outlays for capital expenditures in 2007, 2008 and 2009 were $1,899.0 million, $2,612.8 million and $2,328.3 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and buildout of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and buildout of our network. We expect our total capital expenditures in 2010 to be approximately $2,598.0 million. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue the buildout of our 3G and broadband Internet networks. We expect that the development of our 3G network and modernization of our fixed line networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, we spent $1,087.0 million, $196.4 million and $1,604.0 million (net of cash acquired) in 2007, 2008 and 2009, respectively, to acquire businesses. In addition, part of the consideration paid in connection with our acquisition of an 11.06% stake in Comstar in December 2009 was comprised of MTS common shares. See—Acquisitions" and Note 3 to our audited consolidated financial statements. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2009, $1,218.1 million are due in 2010, $496.0 million are due in 2011 and $895.6 million are due in 2012. Of our bank loans outstanding as of December 31, 2009, $780.5 million is due in 2010, $1,872.5 million is due in 2011 and $1,834.1 million is due in 2012. We generally use the proceeds from our financing activity for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 52.7% of our total charter capital (54.8% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of $747.2 million (including dividends on treasury shares of $6.0 million) for the year 2006, $1,257.5 million (including dividends on treasury shares of $36.5 million) for the year 2007, and $1,265.5 million (including dividends on treasury shares of $45.6 million) for the year 2008, of which $1.1 million remained payable as of December 31, 2009.

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

        As of December 31, 2009, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2009, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2009)	Amount
			(in thousands of U.S. dollars)
MTS Finance Notes due 2010	USD	8.38%	400,000
MTS Finance Notes due 2012	USD	8.00%	400,000
MTS OJSC Notes due 2013(1)	RUR	14.01%	247,981
MTS OJSC Notes due 2014(1)	RUR	16.75%	495,963
MTS OJSC Notes due 2015(1)	RUR	14.01%	248,213
MTS OJSC Notes due 2016(1)	RUR	14.25%	495,963
MTS OJSC Notes due 2018(1)	RUR	8.70%	323,698
MGTS Notes due 2010	RUR	16.00%	402
Less: unamortized discount			(2,587)

Total notes			2,609,633
Less: current portion			(1,218,084)

Total notes, long-term			1,391,549

(1)
We are unconditionally obligated to repurchase these notes at par value plus accrued interest at the option of the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are listed below. For additional information, see Note 17 to our audited consolidated financial statements and "Item 8. Financial Information—B. Significant Changes."

        The dates on which the new coupon will be announced for each note issue are as follows:

MTS OJSC Notes due 2013	April 2010
MTS OJSC Notes due 2014	May 2011
MTS OJSC Notes due 2015	April 2010
MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2010

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2010 and 2012 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        Our ruble-denominated notes contain certain covenants limiting our ability to delist the notes from the quotation lists and delay coupon payments.

        We may from time to time seek to repurchase or redeem our outstanding notes through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on market conditions, our liquidity requirements, contractual restrictions and other factors.

        We believe that we are in compliance with all our note covenants as of December 31, 2009.

Bank loans

        As of December 31, 2009, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2009)	Amount outstanding at December 31, 2009
			(in thousands of U.S. dollars)
USD-denominated
Syndicated Loan Facility granted to MTS OJSC in 2006	2010-2011	LIBOR+1.15% (1.58%)	$323,077
Syndicated Loan Facility granted to MTS OJSC in 2009	2011-2012	LIBOR+6.5% (6.93%)	360,000
Skandinavska Enskilda Banken AB	2010-2017	LIBOR+0.23%-1.8% (0.66%-2.23%)	279,519
EBRD	2010-2014	LIBOR+1.51%-3.1% (1.94%-3.53%)	150,000
HSBC Bank plc and ING BHF Bank AG	2010-2014	LIBOR+0.3% (0.73%)	90,985
Citibank International plc and ING Bank N.V.	2010-2013	LIBOR+0.43% (0.86%)	84,560
HSBC Bank plc, ING Bank and Bayerische Landesbank	2010-2015	LIBOR+0.3% (0.73%)	76,180
Commerzbank AG, ING Bank AG and HSBC Bank plc	2010-2014	LIBOR+0.3% (0.73%)	66,557
Barclays	2010-2014	LIBOR+0.13%-0.15% (0.56%-0.58%)	59,203
ABN AMRO Bank N.V.	2010-2013	LIBOR+0.35% (0.78%)	25,149
Other	2010-2013	various	21,694

			$1,536,924
EUR-denominated
Syndicated Loan Facility granted to MTS OJSC in 2009	2011-2012	EURIBOR+6.5% (7.49%)	341,580
EBRD	2010-2016	EURIBOR+6.5%-6.9% (7.49%-7.89%)	312,743
European Investment Bank	2010-2016	EURIBOR+6.4% (7.39%)	164,979
Gazprombank	2012	8.0%	143,460
Nordic Investment Bank	2010-2016	EURIBOR+6.5%-6.9% (7.49%-7.89%)	114,768
ABN AMRO Bank N.V.	2010-2013	EURIBOR+0.35% (1.34%)	19,859
Other	2010-2012	various	5,972

			$1,103,361
RUR-denominated
Sberbank(1)(2)	2012	13.35%	859,669
Sberbank(1)(3)	2013	11.75%	1,554,017
Sberbank(1)	2011	Refinancing rate of the CBR+2.25% (11.0%)	396,770
Gazprombank	2012	13.0%	213,600
Other(4)	2010-2012	various	25,241

			$3,049,297
Other
Debt—Related Parties(5)	2010-2056	various	26,207

			$26,207
Total bank loans			$5,715,789
Less: current portion			(780,514)

Total bank loans, long-term			$4,935,275

(1)
Each of our RUR-denominated Sberbank loan facilities provides that Sberbank may unilaterally change the interest rate including, without limitation, in the event of an increase in the CBR refinance rate. An increase in the interest rate is subject to a minimum 60-day prior notice from Sberbank, and a decrease in the interest rate is subject to a 30-day notice.

(2)
Secured by a pledge of a 25.0% + 1 share stake in Svyazinvest and two ruble-denominated promissory notes of Sberbank purchased by Comstar in the total amount of RUR 4,334 million ($143.3 million as of December 31, 2009).

(3)
A portion of the loan amount in the amount of $826.6 million is secured by a pledge of a 50.17% stake in Comstar as well as equipment with a net book value of RUR 30 billion as of December 31, 2009 ($991.9 million as of December 31, 2009), with assigned pledge value of RUR 21 billion ($694.3 million as of December 31, 2009).

(4)
Equipment with the fair value of approximately RUR 421.8 million ($13.9 million as of December 31, 2009) acquired by Comstar under the vendor financing agreement with Cisco Capital is pledged as collateral against the outstanding liability of RUR 408.8 million ($13.5 million as of December 31, 2009).

(5)
Amount includes various loans received from related parties. A vendor financing agreement between K-Telecom and Intracom, a related party, with a total outstanding amount as of December 31, 2009 of $23.2 million is secured by the telecommunication equipment and other assets supplied under the agreement with the carrying value of $17.1 million.

        See also Note 17 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or undertake any form of capital reduction. We believe that we are in compliance with our loan covenants as of December 31, 2009.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2009:

Payments due in the year ended December 31,	Notes	Bank Loans
	(in thousands of U.S. dollars)
2010	$1,218,084	$780,514
2011	495,963	1,872,512
2012	895,586	1,834,103
2013	—	893,030
2014	—	149,222
Thereafter	—	186,408

Total	$2,609,633	$5,715,789

        In addition, we had capital lease obligations in the amount of $12.3 million and $4.1 million as of December 31, 2008 and 2009, respectively. The terms of our material debt obligations are described in Note 17 to our audited consolidated financial statements.

        Subsequent to December 31, 2009, we repaid approximately $1,961.8 million (based on the ruble and Euro exchange rates as of June 15, 2010) in short-term and long-term indebtedness. See "Item 8. Financial Information—B. Significant Changes."

        In addition, Sistema, which currently controls 52.7% of our total charter capital (54.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2007 (restated)(1)		2008 (restated)(1)	2009
	(in thousands of U.S. dollars)
Cash flows:
Net cash provided by operating activities		$3,851,372	$5,029,954	$3,596,108
Net cash used in investing activities		(3,247,320)	(2,707,989)	(2,384,686)
Net cash (used in)/provided by financing activities		(258,069)	(1,678,542)	147,725
Effect of exchange rate changes on cash and cash equivalents		112,717	(342,338)	42,015

Net increase in cash		$458,700	$301,085	$1,401,162

Cash outlays for:
Capital expenditures(2)		$(1,898,972)	$(2,612,825)	$(2,328,309)
Acquisition of subsidiaries, net of cash acquired		$(1,087,031)	$(86,951)	$(270,540)
Cash payments for the acquisition of Comstar, Stream-TV and non-controlling interests	$	nil	$(109,442)	$(1,333,418)

(1)
See Note 2 to our consolidated financial statements.

(2)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2009, net cash provided by operating activities was $3,596.1 million, a decrease of 28.5% from the year ended December 31, 2008. This decrease was primarily attributable to a decline in total revenues which, in turn, was mainly due to the depreciation of the ruble and other local currencies, which more than offset the growth of our subscriber base and the resulting increased usage of mobile services by our subscribers. During the year ended December 31, 2009, we recorded a positive free cash flow of $1,071.2 million, which is calculated by us as net cash provided by operating activities less capital expenditures, investments, other than short-term investments, and acquisition of subsidiaries.

        Net cash used in investing activities in the year ended December 31, 2009 was $2,384.7 million, a decrease of 11.9% from the year ended December 31, 2008. The decrease was mainly due to a decrease in cash spent on the acquisitions of property, plant and equipment and intangible assets, which was due to the depreciation of the ruble and other local currencies.

        Net cash provided by financing activities in the year ended December 31, 2009 was $147.7 million, compared to $1,678.5 million used in the year ended December 31, 2008. The change was due to a significant increase in proceeds from loans, offset by loan principal paid during the year and cash payments made for the acquisition of a majority stake in Comstar.

        For the year ended December 31, 2008, net cash provided by operating activities was $5,030.0 million, an increase of 30.6% from the year ended December 31, 2007. This increase was primarily attributable to a growth in total revenues due to an increase in the volume of our operations, which was primarily the result of growth in our subscriber base and increased usage of mobile services by our subscribers. During the year ended December 31, 2008, we recorded a positive free cash flow of

$2,312.6 million, which is calculated by us as net cash provided by operating activities less capital expenditures, investments and acquisition of subsidiaries.

        Net cash used in investing activities in the year ended December 31, 2008 was $2,708.0 million, a decrease of 16.6% from the year ended December 31, 2007. The decrease was mainly due to a decrease in our acquisition activity, offset by an increase in cash spent on the acquisitions of property, plant and equipment and intangible assets due to the continued development of our networks.

        Net cash used in financing activities in the year ended December 31, 2008 was $1,678.5 million, compared to $258.1 million used in the year ended December 31, 2007, an increase of 550.4%. The increase was mainly due to the repayment of notes and loan principal, repurchase of our common stock and payment of dividends, as well as the acquisition of Stream-TV and other of non-controlling interests in subsidiaries, which was partially offset by proceeds from loans and the issuance of notes.

Liquidity

        As of December 31, 2009, we had total cash and cash equivalents of $2,522.8 million ($1,630.5 million in rubles, $229.6 million in U.S. dollars, $607.0 million in euro, $4.0 million in Ukrainian hryvnias, $27.6 million in Uzbek soms, $21.0 million in Turkmenistan manat, $2.7 million in Armenian dramas and $0.4 million in other foreign currencies). In addition, as of December 31, 2009, we had short-term investments of $217.2 million, mostly in promissory notes and deposits in various banks. We also had $1,665.8 million available under existing credit facilities as of December 31, 2009. For a description of our outstanding external financing, see Note 17 to our audited consolidated financial statements.

        As of December 31, 2009, we had a working capital surplus of $137.0 million compared to a deficit of $1,100.6 million as of December 31, 2008. The increase in working capital was mainly attributable to an increase in our total cash and cash equivalents, trade receivables and inventory.

        We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        As most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2007, 2008 and 2009 that was distributable under Russian legislation amounted to $1,473.8 million, $1,631.6 million and $1,055.4 million, respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing, and credit rating downgrades may require us to prepay certain loans. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks

Relating to Our Business—Our controlling shareholder has the ability to take actions that may conflict with the interests of our securities."

        Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Fitch(1)	BB+	Stable
Moody's(2)	Ba2	Stable
Standard & Poor's(3)	BB	Stable

(1)
Rated on October 9, 2009.

(2)
Rated on April 2, 2009.

(3)
Rated on November 5, 2009.

        As of December 31, 2009, our loan agreements with Nordic Investment Bank and European Investment Bank and our 2009 Syndicated Loan Facilities contain provisions entitling the lenders to accelerate our debt on the occurrence of a ratings downgrade, as defined in the agreements.

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

Management estimates

        The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Our significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, income tax benefits, the recoverability of goodwill, intangible assets and other long-lived assets, certain accrued liabilities and valuation of financial instruments.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $75.0 million, $1.3 million and $10.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. See also Note 2 to our audited consolidated financial statements.

Impairment of Assets Held for Sale

        We account for our existing assets held for sale in accordance with the authoritative guidance on property, plant and equipment and report the assets at the lower of its carrying amount or fair value less costs to sell. If the initial plan for sale of assets is reconsidered, we determine the fair value of assets held for sale using the discounted cash flow based on the expected timing of the sale. As a result of such reconsideration, the impairment loss on assets held for sale for the year ended December 31, 2007 was recognized in the amount of $6.8 million. No impairment loss was recorded during the years ended December 31, 2008 and 2009. See also Note 2 to our audited consolidated financial statements.

Investments impairment

        Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. In 2009, we recorded an impairment loss of $349.4 million relating to Comstar's investment in Svyazinvest and a $21.2 million loss relating to our investment in Tammaron Ltd. See Notes 14 and 15 to our audited consolidated financial statements.

Impairment of Goodwill

        Goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in a purchase business combination and is not amortized. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. As of December 31, 2009 the fair value was significantly in excess of the carrying value for all reporting units with the exception of Uzbekistan, and the carrying value of goodwill attributable to Uzbekistan reporting unit is less than 1% of our total assets. See Note 11 to our audited consolidated financial statements.

Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 30 to our audited consolidated financial statements.

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

Recently Adopted Accounting Pronouncements

        On January 1, 2008, we adopted the authoritative guidance issued by the FASB on fair value measurements for financial assets and liabilities which provides a single definition of fair value, establishes a framework for measuring fair value and expands disclosure requirements of fair value measurement. On January 1, 2009, we adopted this guidance for all non-financial instruments accounted for at fair value on a non-recurring basis. The full adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows at the date of adoption.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations, including assets acquired and liabilities assumed arising from contingencies. This guidance significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Upon the adoption of this guidance, we were required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of this guidance, contingent consideration is to be recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price. Also, changes to valuation allowances for acquired deferred income tax assets and adjustments to unrecognized tax benefits acquired generally are to be recognized as adjustments to income tax expense rather than goodwill. The impact of the adoption of the new guidance on our consolidated financial statements is largely dependent on the size and nature of future business combinations. In 2009, we recognized acquisition-related costs in the amount of $11.3 million in our consolidated statement of operations and recorded a liability for contingent consideration in amount of $30.8 million in our consolidated statement of financial position as of December 31, 2009.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB that changes the accounting for non-controlling interests in the consolidated financial statements. Non-controlling interests (previously referred to as "minority interest") are to be reported as part of consolidated net earnings, and the accumulated amount of non-controlling interests is to be included as part of shareholders' equity. In addition to these financial reporting changes, the guidance provides for significant changes in accounting related to non-controlling interests; specifically, increases and decreases in our controlling financial interests in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings. The adoption of the new guidance resulted in the reclassification of non-controlling interests to equity and presentation of net income and other comprehensive income gross of amounts attributable to non-controlling shareholders of our subsidiaries.

        In connection with the issuance of the guidance on non-controlling interests, EITF Topic D-98, Classification and Measurement of Redeemable Securities, ("Topic D-98") was revised to include the SEC Staff's views regarding the interaction between Topic D-98 and the new guidance. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance required by Topic D-98 applies to non-controlling interests (e.g., when the non-controlling interest is redeemable at a fixed price or fair value by the holder or upon the occurrence of an event that is not solely within the control of the issuer). The revisions to Topic D-98 that are specific to accounting for non-controlling interests should be applied no later than the effective date of the new guidance. The implementation of the provisions of Topic D-98 as of January 1, 2009 resulted in reduction of our retained earnings by $122.2 million (of which $78.8 million related to the redeemable non-controlling interest in K-Telecom and $43.5 million related to the redeemable non-controlling interest in Dagtelecom).

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities. This authoritative guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The adoption of this guidance did not result in a significant impact on our financial position, results of operations and cash flows.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB which modifies the determination of the useful life of intangible assets from a requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions to one that requires an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This guidance also requires disclosure of information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and ability to renew or extend the arrangements. The adoption of this guidance did not result in a significant impact on our financial position, results of operations and cash flows for the year ended December 31, 2009. We expect that the new guidance will have an impact on its accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB for intangible assets acquired in a business combination or asset acquisition that an entity does not intend to actively use but intends to hold as defensive intangible assets to prevent others from obtaining access to them, referred to as defensive intangible assets. Historically, these assets have been typically allocated little or no value. Under this guidance defensive intangible assets are required to be accounted for as a separate identifiable asset recognized at fair value with an assigned useful life. The adoption of this guidance did not result in a significant impact on our financial position, results of operations and cash flows for the year ended December 31, 2009. We expect that the new guidance will have an impact on our accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB on equity method investment accounting considerations. This guidance considers the effects of the issuances of the new guidance related to business combinations and non-controlling interests on an entity's application of the equity method: determination of the initial carrying value of an equity-method investment, impairment assessment of an underlying indefinite-lived intangible asset of an equity-method investment, accounting for issuance of shares by an equity investee, and accounting for a change in an investment from the equity method to the cost method. The adoption of this guidance did not result in a significant impact on our financial position, results of operations and cash flows.

        On January 1, 2009, we adopted the authoritative guidance issued by the FASB on an employer's disclosures regarding plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures required under this guidance are to provide users of financial statements with an understanding of (a) how investment allocation decisions are made; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets. The adoption of this guidance had no material impact on our financial statements.

        On June 15, 2009, we prospectively adopted the authoritative guidance issued by the FASB regarding the accounting for, and disclosure of, events that occur after the statement of financial position date but before the financial statements are issued. The adoption of this guidance had no material impact on our financial statements.

        On July 1, 2009, we adopted the FASB Accounting Standards Codification ("the Codification") and the revised guidance on Hierarchy of Generally Accepted Accounting Principles introduced by the FASB. The Codification became the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. With the adoption of this codification we have accordingly updated the financial statements disclosures.

        On October 1, 2009, we adopted an additional guidance on measuring the fair value of liabilities issued by the FASB in August 2009 and effective the first interim or annual reporting period beginning after August 28, 2009. The new guidance specifies that the entity determine whether a quoted price exists for an identical liability when traded as an asset (i.e. a Level 1 fair value measurement) and if not, the entity must use a valuation technique based on the quoted price of a similar liability traded as an asset, or another valuation technique (i.e. market approach or income approach) and that the entity should not make a separate adjustment for restrictions on the transfer of a liability in estimating fair value. The adoption of this guidance had no material impact on our financial statements.

New Accounting Pronouncements

        In June 2009, the FASB updated the guidance related to consolidation accounting for variable interest entities to require an enterprise to perform an analysis to determine whether the entity's variable interest or interests give it a controlling interest in a variable interest entity. We do not maintain any variable interest entities and, as such, the adoption of this guidance, effective January 1, 2010, is not expected to have an impact on our consolidated financial statements.

        In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, is not expected to have a significant impact on our consolidated financial statements.

        In January 2010, the FASB issued additional guidance that requires new disclosures related to transfers into and out of Level 1 and Level 2 of fair value measurements and separate presentation of information about purchases, sales, issuances, and settlements in the roll forward for Level 3 inputs. The update also clarifies existing guidance for fair value measurements for each class of assets and liabilities as well as for disclosures about inputs and valuation techniques. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of the revised guidance will impact disclosures and will not have an impact on our consolidated financial statements.

        In February 2010, the FASB updated the authoritative guidance on the accounting for, and disclosure of, subsequent events to remove the requirement for an entity that files or furnished financial statements with the SEC to disclose a date through which subsequent events have been evaluated in both originally issued and restated financial statements. Restated financial statements include financial statements revised as a result of correction of an error or retrospective application of U.S. GAAP. The updated guidance removes potential conflicts with the SEC's literature. We adopted the revised guidance in February 2010.

Trend Information—Mobile Operations

Sales

        In 2009, our mobile revenues in Russia and Ukraine decreased by 15.4% and 36.9%, respectively, as the ruble and hryvnia, the two most dominant currencies of our business operations, declined 27.6% and 47.8%, respectively, against the U.S. dollar in 2009 compared to 2008. Our mobile revenues in Russia increased by approximately 8% in ruble terms in 2009, while our mobile revenues in Ukraine decreased by approximately 5% in hryvnia terms. Our subscriber base increased to approximately 97.8 million subscribers as of December 31, 2009 from approximately 91.3 million as of December 31, 2008, or by 7.1%. We expect our consolidated subscriber base to continue growing in 2010 as a result of continued marketing and advertising activity, which may be partially offset by the continued stagnation in economic activity in Russia due to the current macroeconomic environment. We anticipate our consolidated revenues will increase in 2010 based on rising sales of handsets and a slight growth in voice and data usage. However, the risk of currency volatility may greatly influence our consolidated revenues in U.S. dollar terms, and consistent with 2009, may have a negative effect.

        Average monthly service revenue per subscriber in Russia fell slightly to RUR 247.5 ($7.8) for the year ended December 31, 2009, from RUR 260.8 ($10.5) for the year ended December 31, 2008. This decline is in line with the addition of approximately 6.5 million net subscribers in 2009, who, given the maturation of the market, are largely lower-value subscribers, which is dilutive to operating indicators like ARPU. Average monthly minutes of use per subscriber in Russia increased from 208 minutes in 2008 to 213 minutes in 2009 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic. We expect average monthly service revenue per subscriber in Russia to remain stable in 2010 in ruble terms as subscribers adapt to the new conditions following the impact of the economic slowdown during which they migrated to cheaper tariffs and decreased their usage of premium services. We also believe that the growth rate of average monthly minutes of use per subscriber could remain stable mainly due to continued lower consumption, in particular, of higher-value products like roaming and long distance calling, by corporate, high-end and mass-market users.

        In Ukraine, our subscriber base decreased to approximately 17.6 million subscribers as of December 31, 2009, from 18.1 million subscribers as of December 31, 2008, as the overall market contracted due to the macroeconomic volatility in the region. In Ukraine, average monthly service revenue per subscriber remained stable at UAH 37 ($4.7 in 2009; $7.2 in 2008). The average monthly minutes of use per subscriber increased from 279 minutes in 2008 to 462 minutes in 2009 due to the introduction and promotion of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive on-net calling rates and tariffs providing for a flat amount of monthly minutes. In 2010, we expect stabilization in hryvnia terms of average monthly service revenue per subscriber in Ukraine as a result of our activities focused on customer development and potential tariff increases, though a revision in interconnect terms with Ukrtelekom may have a marginal negative effect on revenues. We expect the average monthly minutes of use per subscriber to increase as a result of new tariffs stimulating on-net traffic. We also expect MTS Ukraine's subscriber base to increase in 2010, reflecting its attractive price-valuation program within the context of the highly competitive market.

        Our subscriber base in Uzbekistan, Turkmenistan and Armenia grew by 2.3 million to 10.9 million subscribers in 2009, compared to approximately 8.6 million subscribers in 2008. Of these countries, Uzbekistan had the largest subscriber base, with approximately 7.1 million subscribers as of December 31, 2009, as well as the most significant growth, with a 1.4 million increase in its subscriber base in 2009 compared to 2008. We expect that our subscriber base will continue to grow in these countries, which have low penetration rates relative to Russia and Ukraine. However, the rate of growth may be impacted by continued macroeconomic volatility and increasingly competitive operating environments. The average monthly service revenue per subscriber in these countries decreased from $7.7 in 2008 to $5.3 in 2009 for Uzbekistan from 39.6 manats ($17.1) to 28.4 manats ($10.0) in

Turkmenistan and from 3,845.9 drams ($12.6) to 3,266.7 drams ($9.0) in Armenia as rising penetration often leads to the addition of lower-value subscribers to the network. The decrease was mainly attributable to a decline in tariffs as well as the continued depreciation of local currencies. We expect the average monthly service revenue per subscriber in these countries to continue declining mainly as a result of depreciation of local currencies, mainly in Uzbekistan and Armenia, and as a result of volatile macroeconomic conditions, which may lead to lower consumption, decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM-card usage per person.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2009, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. However, these growth factors were tempered by macroeconomic developments, which began to influence the mobile markets in both of these countries in 2008 and continued in 2009. These trends included exchange rate volatility in our functional currencies, flat or negative GDP growth trends, higher unemployment and lower consumer spending. The Ukrainian wireless telecommunications market, which has grown rapidly in recent years and has been characterized by intense competition among four national mobile operators, was significantly affected by the economic downturn.

        We expect a challenging operating environment in 2010 due to continued macroeconomic and market volatility in all of our countries of operation, increasing competition, significant changes in the mobile retail market in Russia and our entrance to the fixed voice and broadband segment of the telecommunication market. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. This volatility continued during the first quarter of 2010. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar-and euro- denominated debt. For further information on these risks, see "—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuation," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        However, as the macroeconomic situation stabilizes, our management believes that we will experience medium- and long-term growth and efficiency. Due to the fact that the Russian and the Ukrainian markets are highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data, content and other value-added services.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia increased to 38.3% during the year ended December 31, 2009 as compared to 27.0% for the year ended December 31, 2008 as consumers became more price sensitive and more likely to switch tariffs and operators for lower-priced tariff plans and offers due to the economic downturn. In addition, due to the financial distress experienced by several mobile retailers in Russia, many increased their sales efforts in 2009 to stimulate revenue earned from subscription fees, which we believe led to a decline in the quality of new subscribers. We expect that the development and expansion of our proprietary monobrand retail network in Russia will enable us to reduce our churn rate in 2010, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 40.0% for the year ended December 31, 2009 from 47.3% for the year ended December 31, 2008. This decrease was achieved by adjusting and changing our tariffs in response to changes in the market and economic environment and focusing on subscriber base management.

Trend Information—Fixed line Operations

Sales

        In 2009, our fixed line revenues decreased by 15.8% from $1,765.2 million to $1,485.6 million. Our residential subscriber base increased to approximately 6.8 million subscribers as of December 31, 2009 from approximately 4.8 million as of December 31, 2008, or by 42%. Our corporate subscriber base decreased to approximately 149,000 subscribers as of December 31, 2009 from approximately 170,000 as of December 31, 2008, or by 13%. The number of interconnected operators increased to 810 as of December 31, 2009 from 756 as of December 31, 2008, or by 7%. We expect our consolidated subscriber base to grow in 2010 as a result of attractive market offers and continued marketing and advertising campaigns, which may be partially offset by the continued slowdown in economic activity in Russia due to the economic downturn. We expect modest ruble revenue growth in 2010 driven by the increase in regulated tariffs for MGTS voice services that took effect from February 2010, as well as the growth in long-distance traffic volumes and the development of our broadband business in the regions.

        The majority of our fixed line tariffs are in rubles, which is our functional currency in Russia. As a result, a decline in the value of the ruble against the U.S. dollar results in a translation loss when we translate our ruble revenues into U.S. dollars, our reporting currency. It can also cause trends in our sales to differ in ruble and U.S. dollar terms. For example:

  •
  The average monthly revenue per MGTS residential subscriber in Moscow increased to RUR 324 for the year ended December 31, 2009 from RUR 294 for the year ended December 31, 2008, but decreased in U.S. dollar terms to $10.3 for the year ended December 31, 2009 from $11.8 for the year ended December 31, 2008.

  •
  The average monthly revenue per MGTS corporate subscriber in Moscow (excluding revenue from interconnect services) increased to RUR 5,591 for the year ended December 31, 2009 from RUR 4,594 for the year ended December 31, 2008, but decreased in U.S. dollar terms to $176.9 for the year ended December 31, 2009 from $180.0 for the year ended December 31, 2008.

  •
  The average monthly revenue per residential subscriber in the alternative segment in Moscow increased in both ruble and U.S. dollar terms to RUR 442 and $14.0 for the year ended December 31, 2009 from RUR 337 and $13.6 for the year ended December 31, 2008, respectively.

  •
  The average monthly revenue per corporate subscriber in the alternative segment in Moscow increased to RUR 13,676 for the year ended December 31, 2009 from RUR 10,844 for the year ended December 31, 2008, but decreased in U.S. dollar terms to $432.8 for the year ended December 31, 2009 from $436.8 for the year ended December 31, 2008.

  •
  The average monthly revenue per residential subscriber in the alternative segment in the regions and CIS decreased in both ruble and U.S. dollar terms to RUR 155 and $4.9 for the year ended December 31, 2009 from RUR 236 and $9.5 for the year ended December 31, 2008, respectively.

  •
  The average monthly revenue per corporate subscriber in the alternative segment in the regions and CIS decreased in both ruble and U.S. dollar terms to RUR 3,573 and $113.1 for the year ended December 31, 2009 from RUR 4,002 and $161.6 for the year ended December 31, 2008, respectively.

        The average monthly revenue per corporate and residential subscriber in the alternative segment for the year ended December 31, 2008 excludes revenues from Stream-TV, which we acquired in 2009.

        We believe our growth in ruble terms in 2009 was generally in line with our sales and marketing efforts aimed at maintaining subscriber loyalty and stimulating usage, including the introduction of various new tariff plans, and an increase in the use of value-added services. However, we expect that average monthly revenue per subscriber in Russia will continue to be impacted by the economic downturn, which may result in subscribers' continued migration to cheaper tariffs and a decrease in usage of premium services. We also expect the average monthly revenue per subscriber, as presented in U.S. dollar terms, will continue to be affected by fluctuations in currency exchange rates. See also "—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations."

Russia

        Russia is the largest market for us, both in terms of subscribers and revenue. In 2009, the underlying development within this market remained generally stable and included high broadband and fixed voice penetration in Moscow, strong demand for broadband services in the regions, generally positive usage trends and increased consumption of data services and value-added services by the end of 2009. However, these growth factors and the fixed market in general were tempered by macroeconomic developments in 2009, which may continue into 2010. These trends included exchange rate volatility in our functional currencies, flat or negative GDP growth, higher unemployment and lower consumer spending.

Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under guarantee contracts

        In 2006, MGTS became a guarantor under a credit facility provided to InvestSvyazHolding, a subsidiary of Sistema, by Komercni banka, a.s., Prague. The credit line for the total amount of €10.4 million matures in April 2011. MGTS' guarantee amounted to $6.7 million as of December 31, 2009.

        In 2006, MGTS became a guarantor under a credit facility provided to MBRD, a subsidiary of Sistema, by Bankgesellschaft Berlin AG, Berlin. The credit line for the total amount of €2.1 million matures in June 2011. MGTS' guarantee amounted to $0.9 million as of December 31, 2009.

        Under these guarantees, we could be potentially liable for a maximum amount of $7.6 million in the event of the borrowers' default under the obligations. As of December 31, 2009, no event of default has occurred under any of the guarantees issued by us. We do not recognize a liability at inception for the fair value of the guarantor's obligation, as provisions of ASC 460 "Guarantees" do not apply to the guarantees issued between corporations under common control.

Obligations under derivative contracts

Cash flow hedging

        In 2009, 2008 and 2007 we entered into variable-to-fixed interest rate swap agreements with various banks to manage our exposure to changes in variable interest rates related to our debt obligations. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly effective hedges. Our interest rate swap contracts outstanding as of December 31, 2009 mature in 2012-2015.

        In 2009, we entered into several cross-currency interest rate swap agreements with various banks. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly effective hedges. Our cross-currency interest rate swap contracts outstanding as of December 31, 2009 mature in 2010-2011.

Derivative instruments not designated as hedges

Foreign currency contracts

        In 2009, we entered into foreign currency option agreements with HSBC and BNP Paribas to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. According to the agreements, we have put and call option rights to acquire $80.0 million in U.S. dollars at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will mature in 2010 and 2011.

        In December 2008, to mitigate the foreign currency exchange rate risks related to the U.S. dollar-denominated notes payable to Access, we entered into forward contracts with MBRD to acquire $32.0 million and $68.0 million in U.S. dollars in January and February 2009, respectively, at a rate of RUR 27.85 per one U.S. dollar. We measured fair value of these forward contracts using inputs other than quoted prices ("Level 2" Inputs of the hierarchy established by the U.S. GAAP guidance). In the year ended December 31, 2009, the instruments were redeemed. Net cash proceeds from the redemption of the instruments in the amount of $20.2 million was included in operating activities in our consolidated statement of cash flows. See Note 21 to our audited consolidated financial statements.

Option agreements

        In the third quarter of 2008, to mitigate our exposure under Comstar's employee phantom option program introduced in April 2008, we acquired a phantom call option on the GDRs of Comstar for $19.4 million from an investment bank. The amount of cash paid was included in investing activity in our consolidated statement of cash flows for the year ended December 31, 2008. The agreement entitles us to receive in the second quarter of 2010 a payment equal to the difference between the average of daily volume-weighted average trading prices of Comstar's GDR on the London Stock Exchange for the period between February 1 and March 31, 2010 and the phantom option exercise price of $10.2368, if positive, multiplied by 9,000,000. We estimated the fair value of the instrument using an option pricing model ("Level 3" Inputs of the hierarchy established by the U.S. GAAP guidance) and re-measured it as of each balance sheet date. The call option expired unexercised in April 2010. See Note 21 to our audited consolidated financial statements.

        In 2006, simultaneous with the acquisition of the 25% stake + 1 share in Svyazinvest, MGTS Finance S.A. and "2711 Centerville Cooperatief U.A.," or 2711 UA, an affiliate of Mustcom Limited, signed a call and put option agreement giving 2711 UA the right to purchase 46,232,000 shares of Comstar, representing 11.06% of total issued shares, from MGTS Finance S.A and sell them back to MGTS Finance S.A. The call option was exercisable by 2711 UA at a strike price of $6.97 per share at any time following the signing of the agreement with respect to 10.5% of Comstar's shares. The call option for the remaining 0.56% stake was exercisable at any time beginning from April 1, 2007. The put option was exercisable by 2711 UA at any time within two years from the date of exercising the call option at a strike price calculated based on the weighted average price of Comstar's GDRs during the 90 trading day period preceding the exercise of the put option.

        The fair value of the call and put option as of December 11, 2006, the grant date, was estimated at $90.0 million and included in the cost of the investment in Svyazinvest. We estimated the fair value of the respective liability using an option pricing model ("Level 3" Inputs of the hierarchy established by the U.S. GAAP guidance) and remeasured it as of each balance sheet date.

        On December 7, 2007, Access Telecommunications Cooperatief U.A., or Access (previously known as 2711 UA) exercised the call option for 46,232,000 shares and paid $322.2 million in cash to us.

        On November 26, 2008, Access exercised its put option and sold MGTS Finance S.A. 46,232,000 shares of Comstar for the total of $463.6 million. Of this amount, $100.0 million was paid on November 26, 2008 in cash, and the remaining portion was restructured in the form of an interest-bearing promissory note repayable in four monthly installments. The cash payment of $100.0 million was included in financing activities in our consolidated statement of cash flows for the year ended December 31, 2008.

        See also Note 21 to our audited consolidated financial statements.

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom CJSC, a wireless telecommunication operator in Armenia. In connection with this acquisition, we also entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010. The exercise price will be determined by an independent investment bank at the date the option is exercised. The option is valid until July 2012. See Note 3 to our audited consolidated financial statements for details.

        In December 2005, our wholly owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call options were recorded at fair value, which approximated $nil at December 31, 2005 in the consolidated balance sheet. At December 31, 2008 and December 31, 2009 a liability of $170.0 million was recorded in our audited consolidated financial statements in connection with this option. See Note 30 to our audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2009:

	Payments due by period
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
	(amounts in thousands of U.S. dollars)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	1,998,598	5,098,164	1,042,252	186,408	8,325,422
Interest Payments(2)	814,370	1,024,685	113,011	8,315	1,960,381
Capital Lease Obligations	3,173	870	41	10	4,094
Operating Lease Obligations	196,858	59,509	20,020	93,609	369,996
Purchase Obligations(3)	278,030	10,337	743	—	289,110
Uncertain Income Tax Position	10,634	—	—	—	10,634

Total	3,301,663	6,193,565	1,176,067	288,342	10,959,637

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2009, scheduled maturities for the debt and interest rates effective as of December 31, 2009. We calculate interest payments on ruble-denominated bonds until the dates of their respective put options, as described in Note 17 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. In August 2008, we entered into an agreement with Apple Sales International, or Apple, to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over the three year period. In 2009 and 2008, we made 0.4% and 7.2% of our total purchase installment contemplated by the agreement, respectively. The amounts in the table do not include our obligation, if any, to purchase iPhones under our agreement with Apple as we are unable to reasonably estimate the amount and timing of such obligation. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management Key Biographies

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board, Non-Executive Director
Alexei N. Buyanov	1969	Vice Chairman of the Board, Non-Executive Director
Anton V. Abugov	1976	Non-Executive Director
Sergei A. Drozdov	1970	Non-Executive Director
Charles W. Dunstone(1)	1964	Non-Executive Independent Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Paul J. Ostling(1)(2)	1948	Non-Executive Independent Director
Tatiana V. Yevtoushenkova	1976	Non-Executive Director
Mikhail V. Shamolin(3)	1970	Executive Director, President and Chief Executive Officer
Alexey V. Kornya(3)(4)	1975	Vice President—Chief Financial Officer
Andrei E. Ushatsky(3)	1974	Vice President—Chief Technology Officer
Frederic Vanoosthuyze	1973	Vice President—Information Technology
Andrei B. Terebenin(3)(4)	1962	Vice President—Corporate Communications
Pavel D. Belik(3)	1966	Vice President—Corporate Security
Mikhail Y. Gerchuk(3)	1972	Vice President—Chief Commercial Officer
Alexander V. Popovskiy(3)	1977	General Director—MTS-Russia
Andrey A. Dubovskov(3)	1966	General Director—MTS-Ukraine
Sergey B. Nikonov(3)	1960	Vice President—Human Resources and Administration
Oleg Y. Raspopov(3)	1966	Vice President—Director of MTS Foreign Subsidiaries Business Unit
Dr. Michael Hecker(3)	1970	Vice President—Strategy and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Chief Legal Officer, Corporate and Legal
Valery V. Shorzhin(3)	1963	Director—Information Technology

(1)
Member of the Remuneration and Appointments Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema since May 2009. He is currently a member of the Board of Directors and a member of the Management Board of Sistema and serves as Chairman of the Board of Directors of various Sistema-affiliated companies, including Sistema Mass Media, Sistema Shyam Teleservices Ltd. and Sky Link. He is also a member of the Board of Directors of Tata Consultancy Services, a member of Supervisory Board of Munich Reinsurance, and a member of the International Advisory Board of The Blackstone Group. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and as Vice Chairman of the Board since June 2009. He served as Chairman of our Board of Directors from June 2007 until

February 2008. Mr. Buyanov has served as Senior Vice President of Sistema and Chief of the Finance and Investments Department since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the Board of Directors of various other companies affiliated with Sistema, including Bashkirenergo, MFB, ANK Bashneft, Sitronics, Intourist, East-West United Bank S.A., Ecu Gest Holding S.A. and MBRR.

        Anton V. Abugov has served as one of our Directors since June 2008. In addition, Mr. Abugov serves as Chairman of the Boards of Directors of Detsky Mir-Center and RWS and on the boards of directors of other Sistema affiliated companies, including, among others, Sky Link, Intourist, Binnofarm, Sistema Mass Media and Sistema-Hals. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. He is also a member of the Strategy Committee and the Investor Relations Committee at Sistema and is a member of our Strategy Committee. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group (UFG) in different positions, including head of corporate finance from 1999 to 2002.

        Sergey A. Drozdov has served as one of our Directors since June 2007. Mr. Drozdov serves on the Board of Directors of certain Sistema-affiliated companies, including, among others, Reestr, Sistema Mass Media and Sistema Hals. Between 2003 and 2008, Mr. Drozdov served on the Board of Directors of Sistema. Since April 2005, Mr. Drozdov has served as Senior Vice President and Chief of the Property Department at Sistema. From 2002 to 2005, Mr. Drozdov was a Director and First Vice President of Sistema and, from 1998 to 2002, he served as Vice President, Acting President and First Vice President of Sistema-Invest. He also managed the Department of Development and Investments at Sistema from 1995 to 1998.

        Charles W. Dunstone has served as one of our Directors since June 24, 2010. Mr. Dunstone is the founder of Carphone Warehouse, one of the largest mobile phone retailers in Europe, where he served as Chief Executive Officer from 1989 to 2010. He was also the founder of Talk & Talk (a company formerly part of Carphone Warehouse until the two companies split in March 2010), a provider of residential fixed line telephone and broadband services, where he served as Chief Executive Officer from 2003 to 2010. Mr. Dunstone currently serves as Director General at Royal Parks Foundation and the Fulwood Academy; Chairman of the Board of Directors of Prince's Trust Trading Board, Talk & Talk, Carphone Warehouse; member of the Board of Directors of TalkTalk Telecom Holdings Limited, Daily Mail and General Trust, Independent Media Distribution PLC, Allied Developments LTD., Clareville Capital Partners LLP, Best Buy Europe Distributions Limited, TalkTalk Group Limited, Carphone Warehouse Group PLC and TalkTalk TelecomGroup PLC.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. From 1998 to 2010, Mr. Miller served as Chief Executive Officer at KPN, Netherlands (since 2005, KPN Mobile International). From 2005 to 2010, he served as Chief Executive Officer and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was Chief Executive Officer and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Royal KPN, Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies.

        Paul J. Ostling has served as one of our Directors since June 2007. Prior to joining us, Mr. Ostling served as the Global Chief Operating Officer at Ernst & Young from 2003 to 2007. From 1977 to 2007, he held a number of positions at Ernst & Young, including Global Executive Partner from 1994 to 2003; Vice Chairman and National Director of Human Resources from 1985 to 1994; and Associate and Assistant General Counsel from 1977 to 1985. Between 2007 and 2009, Mr. Ostling was the Chief Executive Officer of KUNGUR Oilfield Equipment & Services. At present, Mr. Ostling serves as the General Director of Phoenix Neftegaz Service. In addition, he serves as a member of the Boards of Directors of Uralchem and PromSvyazBank, the Chairman of the Business Council for International Understanding, Chairman of the Board of Directors of Imagine Entertainment Music and the Deputy Chairman of the Board of Directors of Cool NRG.

        Tatiana V. Yevtoushenkova has served as one of our Directors since June 2007. Ms. Yevtoushenkova currently serves as an Advisor to the President of Sberbank. From September 2007 to September 2008, she served as an Advisor to our President, and from October 2002 to September 2007, she served as our Vice President—Strategy and Corporate Development. From December 1999 to September 2002, Ms. Yevtoushenkova served as the Head of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Between 1998 and 1999, she served as an Advisor to the President of Sistema. Prior to joining Sistema, she worked in the investment banking division of Salomon Smith Barney and at the Internal Audit Department of Moscow Bank of Reconstruction and Development. Ms. Yevtoushenkova is the daughter of Vladimir P. Yevtoushenkov, the controlling shareholder and Chairman of the Board of Sistema.

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

        Alexey V. Kornya has served as our Vice President—Finance and Investments since June 4, 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 21, 2008. Mr. Kornya serves as our Chief Financial Officer. He is a member of our Management Board and a member of the Management Board of RTC and a member of the Management Board and Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at UMC (MTS-Ukraine). From March 2007 to December 2009 he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as Chief Financial Officer of our Urals Macro-Region branch from July 2004 to November 2004.

        Andrei E. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Frederic Vanoosthuyze has served as our Vice President—Information Technology since February 1, 2010. Prior to joining us, Mr. Vanoosthuyze served as Group Chief Information Officer at Millicom International Cellular S.A. (Luxembourg) from 2006 to 2009. From 1995 to 2006, he held various positions at Siemens Atea, Alcatel Bell and KPN Group Belgium.

        Andrei B. Terebenin has served as our Vice President—Corporate Communications since January 2006. Prior to joining us, Mr. Terebenin served as the General Director of Dun & Bradstreet CIS, a leading public relations network agency from 1999 to 2006. From 1991 to 1999, he held various management positions at AIG Russia, Dun & Bradstreet CIS and the financial magazine "Economica & Zhizn."

        Pavel D. Belik has served as our Vice President—Corporate Security since October 2005. From February 2005 to October 2005, Mr. Belik served as our Director of Security in the Moscow macro-region. Prior to joining us, Mr. Belik served in the Federal Security Service of the Russian Federation.

        Mikhail Y. Gerchuk has served as our Vice President—Chief Commercial Officer since December 2008. Prior to joining us, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2007, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2001 and, prior to that, as Category Marketing Manager—Russia and the CIS at Pepsi-Cola and Brand Manager—Russia and the CIS at Mars Inc.

        Aleksander V. Popovskiy has served as the General Director of MTS Russia Business Unit since August 2008. From June 2007 to August 2008, Mr. Popovskiy served as the head of the South macro-region, and from July 2004 to June 2007, he served as the head of the Povolzhye North-West macro-region. He joined us in April 2001 as director of operations in the town of Kirov.

        Andrey A. Dubovskov has served as the General Director of MTS-Ukraine since April 2008. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

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

        Oleg Y. Raspopov has served as our Vice President—Director of MTS Foreign Subsidiaries Business Unit since June 2006. In 2005, he founded and managed the insurance brokerage house Energoprotection. From 2002 to 2005, Mr. Raspopov served as an Advisor to the Chief Financial Officer of RAO UES of Russia and as member of the board of directors of several companies affiliated with RAO UES, such as Ren-TV and LEADER Insurance Co. From 2001 to 2002, he worked as a lawyer at Gazpromenergoservice.

        Dr. Michael Hecker has served as our Vice President—Strategy and Corporate Development since April 2008. From May 2006 to April 2008, he served as the Head of our Strategy Department and the Director for Strategic Projects. Prior to joining us, Dr. Hecker worked at A.T. Kearney Europe from 2000 to 2006 where he held several consulting positions.

        Ruslan S. Ibragimov has served as our Vice President—Chief Legal Counsel since January 2008. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1997 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Valery V. Shorzhin has served as our Director—Information Technology since July 2008. Prior to joining us, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 2003 to 2006, he held various information technology management positions at Sovintel.

        Our directors were elected at the annual general shareholders' meeting on June 24, 2010 and will serve until their terms expire at the next annual shareholders' meeting, which will take place before June 30, 2011. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2009 an aggregate amount of approximately $13.1 million for services in all capacities provided to us; this amount was comprised of $10.7 million in base salary and a $2.4 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

        In 2009, we amended our Regulation on Remuneration and Compensation of the Members of the Board of Directors to provide that only independent non-executive directors receive compensation. Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $250,000 (or $275,000 in the case of an independent non-executive director who serves as Chairman of the Board of Directors).

        Independent non-executive directors who serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Appointments Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000, and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000. Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000, and a director serving as Chairman of a special committee receives additional annual compensation of $25,000. Members of all other Board committees receive additional annual compensation of $5,000 and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000.

        Independent non-executive members of the Board of Directors are also eligible for an annual bonus of up to a maximum of $200,000 based on our performance and average ADR price over a specified period.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation, bonus and additional compensation for serving as a Board committee member) should not exceed $500,000. In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses of up to $200,000.

Stock Bonus Plan and Stock Option Plan Established in 2000

        On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 shares of our common stock and participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 shares of our common stock. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. Following the merger of Rosico into us in June 2003, these shares were transferred to our wholly owned subsidiary, MTS LLC.

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

        Compensation costs under the above stock option plan of $3.1 million and $2.8 million were recognized in our consolidated statements of operations during the years ended December 31, 2008 and 2007, respectively.

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

        Compensation costs under the CEO stock option plan of $0.4 million and $1.2 million were recognized in our consolidated statements of operations during the years ended December 31, 2008 and 2009.

        As of December 31, 2009, there was $0.6 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under the CEO stock option plan. This amount is expected to be recognized over a weighted-average period of 0.5 years.

        In 2007, we granted phantom shares to key employees representing 720,000 ADSs. These phantom shares had an exercise price of $56.79 per ADS, which represented the 100-day average market price of the ADS at the date of grant and vested 24 months from the date of the grant, on July 1, 2009. None of the phantom shares were exercised, as the exercise price was higher than the actual ADS price.

        The reversal of compensation cost accrued in 2007 under the 2007 phantom share program in the amount of $0.5 million was recognized in the consolidated statements of operations for the year ended December 31, 2009. Related deferred tax expense amounted to $0.1 million.

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

        The reversal of compensation cost accrued in 2008 under the 2008 phantom share program in the amount of $0.9 million was recognized in the consolidated statements of operations for the year ended December 31, 2009. Related deferred tax expense amounted to $0.2 million.

        The compensation cost under the 2008 phantom share program recognized in the consolidated statements of operations for the year ended December 31, 2008 amounted to $1.3 million, and the related deferred tax benefit amounted to $0.3 million.

        The liability of $0.9 million under the 2007 and 2008 phantom share program and $0.1 million under the 2008 phantom share program was included in other long-term liabilities in the consolidated balance sheet as of December 31, 2008 and 2009, respectively.

        As of December 31, 2008 and 2009 there was $3.1 million and $0.02 million, respectively of total unrecognized compensation cost related to non-vested phantom shares. This amount is expected to be recognized over a weighted average period of 0.5 years.

Comstar Option and Phantom Share Programs

        On September 15, 2006, the Extraordinary General Meeting of shareholders of Comstar approved a stock option and stock bonus program, the 2006 Program, for the Board of Directors and senior management of Comstar and was implemented based on separate decisions of the Comstar Board of Directors.

        In November 2006, Comstar's Board approved the grant of stock options to certain members of the Board and senior management of Comstar. The exercise price for these options is RUR 122.3 per one GDR (approximately $4.6 as of the grant date). These stock options were to cliff-vest two years from the date of the grant and were exercisable over a period of 1 month after vesting. The 2006 Program provided for the option of Comstar to repurchase the GDRs issued under the 2006 Program from the participants, subject to a separate decision of the Comstar Board. Management believed that possibility of such repurchase was remote; accordingly, the 2006 Program originally was classified as equity. In March 2008, the Comstar Board approved the repurchase of the GDRs purchased by the participants upon the exercise of the options at a price equal to an average price of one GDR for the 60 calendar days preceding the date of exercise weighted by trading volumes of Comstar GDRs on the London Stock Exchange. Accordingly, as of December 31, 2007, we changed our estimate and re-classified the option program as liability.

        During the year ended December 31, 2008, certain options have been forfeited, as employment of certain members of management and the Board of Directors has been terminated.

        In June 2008, the General Shareholder Meeting of Comstar approved a decision to denominate the exercise price for the GDRs in U.S. dollars at $4.6 per share. This change did not have a significant impact on compensation expense recognized by us.

        In November 2008, the participants of the 2006 Program fully exercised their vested options, acquired 2,403,159 GDRs from the Comstar for $4.60 per one GDR. The GDRs were then repurchased by the Group at $5.34 per one GDR, and the 2006 Program was closed. The total intrinsic value of the exercised options, taking into account the repurchase feature, amounted to $1.8 million. A reversal of compensation cost accrued under the 2006 Program in the amount of $9.2 million was recognized in the consolidated statements of operations for the year ended December 31, 2008.

        In March 2008, the Board of Directors of Comstar approved a new employee phantom option program. Each phantom option is subject our achieving certain market and performance benchmarks, including in relation to shareholder return, market position and revenue growth. The compensation expense for these awards may be adjusted for subsequent changes in the our estimated or actual outcome of the performance indicators. The phantom options granted during 2008 vested on March 31, 2010. Upon vesting, the participants will be entitled to cash compensation equal to the difference between weighted average price of one Comstar GDR for the 60 calendar days preceding March 31, 2010 and April 1, 2008, respectively, if positive, multiplied by the number of phantom options granted.

        The costs recognized in accordance with Comstar phantom option plan for the years ended December 31, 2009 and 2008 amounted to negative $2.0 million and $2.3 million, respectively. Total expected future compensation cost related to non-vested awards not yet recognized as of December 31, 2009, which will be recognized on a straight-line basis over the three months ending March 31, 2010, was immaterial.

C.  Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board currently consists of nine members. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once a month, though it may meet more often at its election. The members of our Board have entered into service contracts with us. Other than their entitlement to a pro rata share of their annual compensation and, in the case of independent directors, a pro rata share of their bonus, these contracts do not provide for benefits upon termination of their employment. See "—B. Compensation of Directors and Senior Management" for a description of the pro rata payments.

Audit Committee

        Our Audit Committee consists of two members appointed by the Board of Directors. The current members are Stanley Miller and Paul Ostling, both of whom are independent members of the Board of Directors. Mr. Ostling serves as Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; and resolving matters arising during the course of audits.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Appointments Committee

        Our Remuneration and Appointments Committee consists of three members appointed by the Board of Directors. The current members are Charles Dunstone, Stanley Miller and Paul Ostling, who serves as Chairman of the Remuneration and Appointments Committee. The Remuneration and Appointments Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Appointments Committee shall be convened by the Chairman of the Remuneration and Appointments Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. Mikhail V. Shamolin was elected as our President and CEO on May 29, 2008 by the Board of Directors for a term of three years.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Vassily V. Platoshin, who holds the position of Chief Accountant and Director of the Financial Accounting & Reporting Department, the Financial and Investment Complex at Sistema;

  •
  Artem E. Popov, who holds the position of Project Head Manager of the Financial Planning and Budgeting Directorate, the Finance and Investment complex at Sistema; and

  •
  Dmitry E. Frolov, who holds the position of Head of the Internal Control and Audit Department of Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2010.

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

D.  Employees

Mobile Operations

        At December 31, 2009, we had 36,136 mobile operations employees. Of our 29,910 employees in Russia, we estimate that 514 were executives; 4,299 were technical and maintenance employees; 19,650 were sales, marketing and customer service staff; and 5,447 were administration and finance staff. In addition, of the 29,910 employees in Russia, we estimate that 19,967 employees were involved in our mobile services operations and 9,943 were employed in our retail unit.

        As of December 31, 2009, 2,937 of our employees worked in Ukraine. Of these employees, we estimate that 16 were executives; 1,048 were technical and maintenance employees; 1,186 were sales, marketing and customer service staff; and 687 were administration and finance staff.

        As of December 31, 2009, 1,324 of our employees worked in Uzbekistan. Of these employees, we estimate that 48 were executives; 342 were technical and maintenance employees; 509 were sales, marketing and customer service staff; and 425 were administration and finance staff.

        As of December 31, 2009, 760 of our employees worked in Turkmenistan. Of these employees, we estimate that 15 were executives; 90 were technical and maintenance employees; 459 were sales, marketing and customer service staff; and 196 were administration and finance staff.

        As of December 31, 2009, 1,203 of our employees worked in Armenia. Of these employees, we estimate that 9 were executives; 156 were technical and maintenance employees; 660 were sales, marketing and customer service staff; and 378 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2007, 2008 and 2009:

	At December 31,
	2007	2008	2009
Russia	19,369	20,470	29,910
Ukraine	3,066	2,941	2,937
Uzbekistan	1,071	1,283	1,324
Turkmenistan	297	489	760
Armenia	890	1,160	1,203

Total	24,693	26,343	36,136

        Our mobile operations employees are not unionized. We have not experienced any work stoppages and we consider our relations with employees to be strong.

Fixed Line Operations

        We acquired a majority stake in Comstar, our fixed line business, in October 2009. At December 31, 2009, Comstar had 17,649 employees. Of these, we estimate that 288 were executives; 11,297 were technical and maintenance employees; 3,637 were sales, marketing and customer service staff; and 2,427 were administration and finance staff.

        As of December 31, 2009, 10,013 of our employees worked in the traditional segment of fixed line operations. Of these employees, we estimate that 35 were executives; 7,954 were technical and maintenance employees; 1,228 were sales, marketing and customer service staff; and 796 were administration and finance staff.

        As of December 31, 2009, 2,041 of our employees worked in the alternative segment of fixed line operations in Moscow. Of these employees, we estimate that 77 were executives; 457 were technical and maintenance employees; 985 were sales, marketing and customer service staff; and 522 were administration and finance staff.

        As of December 31, 2009, 5,595 of our employees worked in the alternative segment of fixed line operations in the regions of Russia outside of Moscow and the Moscow region and in other CIS countries. Of these employees, we estimate that 176 were executives; 2,886 were technical and maintenance employees; 1,424 were sales, marketing and customer service staff; and 1,109 were administration and finance staff.

        As of December 31, 2009, approximately 7,047 of our fixed line employees are members of trade unions, including 6,887 traditional fixed line employees, 92 Moscow alternative fixed line employees and 68 regional alternative fixed line employees. We believe relations between management and the trade unions to be strong.

E.  Share Ownership

        We believe that our directors, senior management and employees as of May 1, 2010 owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of May 1, 2010 by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 1, 2010
Directors and Executive officers	Number	%(1)
Mikhail V. Shamolin, Executive Director, President and Chief Executive Officer	174,890	0.00912%

Tatiana V. Yevtoushenkova, Non-Executive Director	136,968	0.00715%
Andrei B. Terebenin, Vice President—Corporate Communications	29,735	0.00155%
Alexander V. Popovskiy, General Director—MTS-Russia	20,717	0.00108%
Sergey B. Nikonov, Vice President—Human Resources and Administration	19,982	0.00104%
Ruslan S. Ibragimov, Vice President—Chief Legal Officer, Corporate and Legal	19,824	0.00103%
Pavel D. Belik, Vice President—Corporate Security	13,916	0.00073%
Andrey A. Dubovskov, General Director—MTS-Ukraine	11,650	0.00061%
All Directors and Executive Officers as a Group	427,682	0.02231%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,916,869,262 ordinary shares outstanding as of May 1, 2010.

        See also "—B. Compensation of Directors and Senior Management" for a description of our stock bonus, stock option and phantom share programs.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of May 11, 2010, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 11, 2010
Name	Number	Percentage
Sistema(1)	636,224,752	33.2%
Sistema Holding Limited	193,580,980	10.1%
Invest-Svyaz(2)	160,247,802	8.4%
VAST(3)	60,219,432	3.1%
ADR holders(4)	709,401,171	37.0%
Other Public Float (including our directors and executive officers)(5)	157,195,125	8.2%

Total(6)	1,916,869,262	100.0%

(1)
Vladimir P. Yevtoushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Yevtoushenkov is also the chairman of the board of directors of Sistema.

(2)
Invest-Svyaz is a Russian closed joint stock company wholly owned by Sistema.

(3)
VAST is a limited partnership formed under the laws of Russia. Sistema owns 100% of VAST. An extract from our shareholders register dated June 14, 2006 contains an entry prohibiting any transfer of these shares.

(4)
Excludes treasury shares held in the form of ADSs, as described below. As of May 11, 2010, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded form the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 40.6% of our outstanding common stock. Of these ADSs, approximately 47.3% were held by U.S. investors as of May 11, 2010. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

(5)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(6)
Excludes treasury shares, as described below.

        Our wholly owned subsidiary, Mobile TeleSystems LLC, owns 2,515,747 of our shares in connection with our Management Stock Bonus and Stock Option Plan as of May 11, 2010.

        During the years ended December 31, 2006, 2007 and 2008, we repurchased 11,161,000, 17,402,835 and 39,431,500 of our shares in the form of ADSs through MTS-Bermuda, our wholly owned subsidiary, for total consideration of $110.0 million, $254.4 million and $1,059.8 million, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. We did not undertake any repurchases of shares or ADSs in the year ended December 31, 2009.

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of 11.1 billion rubles ($446.3 million as of the date of repurchase).

        Furthermore, consideration for our acquisition of an additional stake in Comstar in December 2009 was comprised of cash and 31,816,462 MTS shares.

        As of May 11, 2010, we held a total of 76,456,876 shares, of which approximately 88.9% were held in form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        The increase in our treasury shares increased Sistema's effective ownership in us from 52.8% at December 31, 2005 to 53.1% at December 31, 2006, 53.6% at December 31, 2007 and 55.7% at December 31, 2008. As of December 31, 2009, Sistema's effective ownership in us was 54.8%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note has an interest rate of 0% and is repayable in 2017. As of December 31, 2009 the amount receivable from Sistema under the promissory note was $20.4 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In the year ended December 31, 2000, we issued to Sistema long-term ruble-denominated promissory notes with an interest rate of 0% and various maturity dates between 2049 and 2056 in connection with the repayment by Sistema of certain amounts then outstanding and payable by us to Ericsson Project Finance. As of December 31, 2009 and 2008, the carrying value of these promissory notes was $1.8 million and $nil, respectively.

Svyazinvest

        We hold 25% +1 share in the share capital of Svyazinvest, which in turn holds approximately 28% of the voting shares of MGTS, a subsidiary of Comstar. During the years ended December 31, 2009,

2008 and 2007, we received dividends from Svyazinvest amounting to $nil, $2.4 million and $1.9 million, respectively. In addition, in 2009 and 2008, we paid dividends amounting to $nil and $3.6 million, respectively, to Svyazinvest.

        We have entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. In connection therewith, during the years ended December 31, 2009, 2008 and 2007, we incurred expenses of $29.0 million, $41.5 million and $36.6 million, respectively, payable to Svyazinvest, and accrued revenues of $43.2 million, $63.1 million and $69.1 million, respectively, from Svyazinvest.

Moscow Bank of Reconstruction and Development (MBRD)

        We maintain certain bank and deposit accounts, and have entered into a number of loan agreements, with MBRD, a subsidiary of Sistema. As of December 31, 2009 and 2008, we had cash positions at MBRD in the amount of $963.6 million and $242.4 million in current accounts, respectively. Deposit accounts at MBRD amounted to $1.0 million and $195.7 million as of December 31, 2009 and 2008, respectively. Deposit accounts at MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $1.0 million and $90.9 million as of December 31, 2009 and 2008, respectively, which are classified as short-term investments in our audited consolidated financial statements. The interest accrued on the deposits for the years ended December 31, 2009, 2008 and 2007, amounted to $25.1 million, $43.2 million and $22.8 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        Loans payable by us to MBRD amounted to $1.2 million and $8.6 million as of December 31, 2009 and 2008, respectively. The interest expense on these loans for the years ended December 31, 2009, 2008 and 2007 amounted to $0.8 million, $1.3 million and $1.0 million, respectively.

Maxima Advertising Agency (Maxima)

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of $102.0 million, $138.8 million and $134.9 million for services provided in the years ended December 31, 2009, 2008 and 2007, respectively.

Mediaplanning

        We have contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we incurred expenses of $23.8 million, $82.0 million and $48.8 million for services provided in the years ended December 31, 2009, 2008 and 2007, respectively.

Mezhregion Tranzit Telecom (MTT)

        During the years ended December 31, 2009, 2008 and 2007, we had interconnect and line rental agreements with MTT, an affiliate of Sistema. Revenues accrued thereunder from MTT for the years ended December 31, 2009, 2008 and 2007 amounted to $11.5 million, $128.6 million and $93.2 million, respectively, and expenses incurred to MTT for the years ended December 31, 2009, 2008 and 2007, amounted to $18.1 million, $191.2 million and $121.4 million, respectively.

Sitronics

        During the years ended December 31, 2009, 2008 and 2007, we purchased telecommunication equipment, software and billing systems (FORIS) from Sitronics, a subsidiary of Sistema, and its subsidiaries, for approximately $190.1 million, $357.6 million and $222.1 million, respectively. In addition, during the years ended December 31, 2009, 2008 and 2007, we purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sitronics, for approximately $32.4 million, $39.6 million and $19.2 million, respectively, and we incurred expenses of $52.2 million, $39.6 million and $ 35.9 million, respectively, to Sitronics under an IT consulting agreement. As of December 31, 2009 and 2008, advances made by us to Sitronics and its subsidiaries amounted to $23.7 million and $1.7 million, respectively.

Sistema Telecom

        In May 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunication companies operating within the Sistema group, including us. The brand is owned by Sistema Telecom, a subsidiary of Sistema. The expenses related to the use of the brand name incurred by us and paid in the years ended December 31, 2009, 2008 and 2007, amounted to $11.7 million, $14.7 million and $14.6 million, respectively.

        In June 2009, we transferred certain ruble-denominated promissory notes issued to us by Sistema Telecom to SMM, a subsidiary of Sistema, for a total amount of $8.7 million, thereby partially extinguishing our debt then payable to SMM. In December 2009, the remaining promissory notes were partly offset against our debt then payable to Sistema Telecom and partly paid in cash by Sistema Telecom, with the effect that the promissory notes were paid in full and cancelled. As a result of these transactions, the amount recorded in our audited consolidated financial statements under the line item "other investments" in respect of the promissory notes was reduced from $52.0 million as of December 31, 2008 to $nil as of December 31, 2009.

Sistema Mass Media (SMM)

        During the years ended December 31, 2009, 2008 and 2007, we had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009, these loans and promissory notes were repaid in full. Interest expense on the loans and promissory notes for the years ended December 31, 2009, 2008 and 2007, amounted to $1.4 million, $8.1 million and $1.5 million, respectively.

        In the year ended December 31, 2007, SMM purchased substantially all of the TV content and certain property, plant and equipment of Comstar Direct, a subsidiary of Comstar. Gains made by Comstar totaling $2.7 million were included under the line item "other income" in our audited consolidated financial statements. In the year ended December 31, 2009, the respective receivables were transferred to SMM in connection with the reorganization of Comstar Direct.

Intellect Telecom

        During the years ended December 31, 2009 and 2008, we and MGTS provided loans with interest rates of 11.0% and 7.0%, respectively, and maturity dates in 2012, to Intellect Telecom, a subsidiary of Sistema. As of December 31, 2009 and 2008, the amounts outstanding under the loans were $12.8 million and $11.7 million, respectively.

City Hals

        During the years ended December 31, 2009, 2008 and 2007, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us, for which we incurred expenses to City Hals of approximately $10.0 million, $13.8 million and $9.5 million, respectively.

TS-Retail

        In November 2006, we established a wholly owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of our retail operations. In December 2007, our stake in this company decreased from 100% to 25% following an increase in the share capital of TS-Retail by $14.0 million, which was subscribed for by us and certain other Sistema subsidiaries. As a result, we deconsolidated TS-Retail in December 2007 and thereafter accounted for this investment under the equity method. During the years ended December 31, 2009 and 2008, we provided certain loans to TS-Retail with annual interest rates ranging from 11.0% to 15.0% and maturity dates in 2010-2011. As of December 31, 2009 and 2008, the amounts outstanding under these loans totaled $42.6 million and $11.2 million, respectively.

        During the years ended December 31, 2009, 2008 and 2007, we entered into a number of agreements for the provision of dealer services and sale of handsets with TS-Retail. For the years ended December 31, 2009, 2008 and 2007, we incurred expenses of $17.9 million, $4.4 million and $0.1 million, respectively, to TS-Retail in connection with dealer commissions and we accrued revenues of $20.7 million, $1.5 million and $nil, respectively, from the sale of handsets.

Invest-Svyaz-Holding

        We and MGTS entered into several agreements with Invest-Svyaz-Holding, a subsidiary of Sistema, for the leasing of network equipment and billing system. The leases were recorded as capital leases in compliance with authoritative guidance on the treatment of leases and are disclosed in Note 2 to our audited consolidated financial statements.

Alt, Delfa and Finexcort

        In December 2008, we purchased promissory notes issued by Alt and Delfa, both related parties of Sistema, and Finexcort, a subsidiary of Sistema. As of December 31, 2008, the total amount of $221.2 million was included under the line item "short-term investments" in our audited consolidated financial statements in respect of these promissory notes. These promissory notes, together with interest accrued, were redeemed and paid in full in the first quarter of 2009.

AB Safety

        During the year ended December 31, 2009, we paid $5.6 million to AB Safety, an affiliate of Sistema, for the provision of security services.

Sky Link and subsidiaries

        During the years ended December 31, 2009, 2008 and 2007, we accrued revenues from interconnect agreements with Sky Link, an affiliate of Sistema, and its subsidiaries, amounting to $9.9 million, $8.0 million and $9.9 million, respectively.

        During the years ended December 31, 2009 and 2008, Sky Link paid $14.3 million and $3.4 million, respectively, to us in respect of outstanding indebtedness which resulted in the partial reversal of a provision for uncollectable loan recorded in 2007 and the recognition of a gain of $4.3 million in our audited consolidated financial statements for the year ended December 31, 2009. As a result of such payments, the amount recorded in our audited consolidated financial statements under the line item "short-term investments" reflecting outstanding loan amount payable by Sky Link was reduced from $10.5 million as of December 31, 2008 to $nil as of December 31, 2009.

Sistema-Hals

        In October 2008, we entered into an agreement for the construction of an aerial system in the Moscow metro with Sistema-Hals, an affiliate of Sistema. As of December 31, 2009 and 2008, advances given to Sistema-Hals under this agreement amounted to $6.7 million and $11.7 million, respectively, which was included under the line item "property, plant and equipment" in our audited consolidated financial statements.

        MGTS entered into a series of agreements with Sistema-Hals in connection with the reconstruction and development of buildings housing MGTS's automatic telephone exchanges. As of December 31, 2009 and 2008, as a result of work performed under such agreements, MGTS recorded a liability of $38.3 million and $36.8 million, respectively, payable to Sistema-Hals.

        The amount of $16.7 million was recorded in our audited consolidated financial statements for the year ended December 31, 2008, under the line item "short-term investments" reflecting an outstanding loan between us and Sistema-Hals with an interest rate of 11.0% and maturing in December 2009. In November 2009, the outstanding principal amount and all accrued interest under such loan were deemed satisfied in full by the issuance to us by Sistema of $20.4 million of promissory notes maturing in 2017 with an interest rate of 0%, and the amount recorded in our audited consolidated financial statements for the year ended December 31, 2009, under the line item "short-term investment" in respect of Sistema-Hals was reduced to $nil.

Coral/Sistema Strategic Fund

        In the years ended December 31, 2007 and 2008, we purchased an equity interest in a strategic fund organized by Sistema, as General Partner, in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of a limited partnership. We exercised significant influence over Coral and therefore the investment was accounted for using equity method.

        As of December 31, 2009, we determined that the investment was fully impaired. Consequently, the carrying value of the investment was written off in the amount of $7.4 million and recorded in "equity in net income/loss of associates" in our audited consolidated statement of operations for the year ended December 31, 2009. As of December 31, 2009, we did not have any further commitment to invest in Coral.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2009 and 2008, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to $10.5 million and $10.9 million, respectively, which, individually, were and are immaterial. Our main investments are in MBRD, in which we hold 4.56%, and SMM, in which we hold 3.14%, and the value of such investments as of December 31, 2009 and 2008, amounted to $5.2 million and $5.4 million for MBRD, and $3.9 million and $4.0 million for SMM.

Accounts receivable and accounts payable

        We had total accounts receivable of $20.0 million and $70.6 million from, and total accounts payable of $87.4 million and $226.5 million to, related parties as of December 31, 2009 and 2008, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 25 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC, or Altimo, and Altimo Holdings & Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government, and in November 2008, the appellate court ruled in our favor, holding that the case should be proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action sought leave to appeal from the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom. The appeal hearing before the Privy Council is scheduled to commence on November 29, 2010. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. The tribunal has scheduled a directions (or status) hearing for September 10, 2010. We are not able at this time to predict the ultimate outcome or resolution of these claims and the amount of damages that may be awarded.

        For additional information, see Note 30 to our audited consolidated financial statements.

Euroset

        On April 20, 2009, we filed a lawsuit against Euroset Retail seeking RUR 272.3 million ($8.2 million as of April 30, 2009) for breach of contract in relation to iPhone shipments. We entered into a settlement agreement with Euroset Retail, which was approved by the court on November 25, 2009, thus dismissing the case. Under this settlement agreement, Euroset Retail undertook to repay the principal amount of RUR 269.1 million ($9.0 million as of November 30, 2009) in equal installments over a 24 month period. On April 24, 2009, we filed a lawsuit against Torgoviy Dom Euroset, or TD Euroset, seeking recovery of RUR 322.6 million ($9.7 million as of April 30, 2009) for collected subscriber payments not transferred to us in accordance with an agency contract. We entered into a settlement agreement with TD Euroset, which was approved by the court on December 21, 2009, thus dismissing the case. Under this settlement agreement, TD Euroset undertook to repay the principal amount, excluding the offset payments, in equal installments over a 24 month period.

        On April 21, 2009, TD Euroset filed two claims against us, seeking (i) payment of RUR 354.6 million ($10.7 million as of April 30, 2009) in dealer commission bonuses and (ii) payment of RUR 144.5 million ($4.3 million as of April 30, 2009) in general dealer commissions. We entered into a settlement agreement with TD Euroset relating to the claim (i) described above, which was approved by the court on December 30, 2009, thus dismissing the case. Under this settlement agreement, all relevant obligations of the parties were extinguished through offset. On July 13, 2009, the court dismissed the case relating to claim (ii) described above, and on November 24, 2009, we entered into a settlement agreement with TD Euroset, whereby the parties confirmed that all the disputed obligations would be extinguished through offset.

        See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

Beta Link

        On February 25, 2009, we filed a lawsuit against Beta Link seeking recovery of RUR 840.7 million ($25.3 million as of April 30, 2009) for breach of a loan agreement. On July 30, 2009, the court ruled in our favor, ordering Beta Link to pay to us RUR 836.7 million ($26.3 million as of July 31, 2009).

        In March and April 2009, we filed three additional lawsuits against Beta Link seeking damages amounting in aggregate to RUR 95.7 million ($2.9 million as of April 30, 2009) for breach of three contracts in relation to iPhone shipments. In June and July 2009, the court ruled in our favor in all three cases, ordering Beta Link to pay the aggregate amount of RUR 99.7 million ($3.1 million as of July 31, 2009) to us.

        All of the abovementioned claims were brought in the Moscow Arbitrazh Court.

        On August 12, 2009, Beta Link filed a claim against us, seeking payment of (i) RUR 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) $10.0 million in penalties for breach of a dealer agreement and (iii) $2.7 million of unrealized potential benefits. On December 11, 2009, the Moscow Arbitrazh Court ruled in favor of Beta Link and ordered us to pay RUR 118.6 million ($3.9 million as of December 31, 2009) and $10.0 million in penalties. We appealed this ruling, and the appellate court ruled in our favor on March 23, 2010, denying Beta Link's claim in full. Beta Link has further appealed this decision. We are unable to predict the outcome of this claim at this time. As of December 31, 2009, the provision for the entire amount, totaling $13.9 million, was recorded in the consolidated financial statements in respect of this claim.

        Beta Link is currently bankrupt and we are a party to the bankruptcy proceedings as its creditor. In November and December 2009, the Moscow Arbitrazh Court ordered that our claims, in the aggregate amount of RUR 986.5 million ($32.6 million as of December 31, 2009), be included into

Beta Link's register of creditors' claims. On February 18, 2010, the Moscow Arbitrazh Court found Beta Link bankrupt and initiated liquidation proceedings. The next hearing on Beta Link's bankruptcy is scheduled for August 19, 2010.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 30 to our audited consolidated financial statements.

        In October 2009, the Russian tax authorities completed a tax audit of our subsidiary, Sibintertelecom, for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed 174.5 million rubles (approximately $5.8 million as of December 31, 2009) of additional taxes, penalties and fines against Sibintertelecom. We have appealed this assessment to the Federal Tax Service, and the appeal is currently pending. As of December 31, 2009, no provision was recorded in the consolidated financial statements in respect of this matter.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2009, our and our Russian subsidiaries' tax declarations for the preceding three fiscal years were open for further review.

Antimonopoly Proceedings

        In March 2010, FAS commenced proceedings against us, Vimpelcom and Megafon alleging violations of antimonopoly laws on competition relating to our pricing for roaming services. Although we believe that we have not violated the law, we could be liable for fines of up to 15% of the revenues we derived from roaming services in 2009, or RUR 1.48 billion (approximately $50.4 million as of March 31, 2010) if a violation is found. Management believes that there was no violation of the antimonopoly legislation and no amounts have been accrued in the accompanying consolidated financial statements in relation to this claim.

        In December 2009, Rostelecom petitioned FAS to investigate the concerted actions of MGTS and Comstar in relation to the intercity and international communications services markets. According to Rostelecom, MGTS and Comstar activities resulted in the restriction of competition and impeding access to the intercity and international communications services markets for other operators, including Rostelecom. On June 3, 2010, FAS dismissed the petition, finding Rostelecom's claim to be without merit.

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

B.  Significant Changes

Increase in MGTS Tariffs

        In January 2010, the Federal Tariff Service approved new tariffs for MGTS residential and corporate subscribers effective February 1, 2010. The tariffs for subscribers increased at an average rate of 10.3% in ruble terms.

Syndicated Loan Prepayment

        In February 2010, we prepaid the principal and loan interest amounts on facility A of $373.8 million and on facility B of €247.6 million of the syndicated loan agreement originally signed in May 2009 and amended in June 2009. The original syndicated loan for $360.0 million and €238.1 million carried a three-year maturity and an interest rate of LIBOR + 6.5%.

Non-controlling interest in EuroTel and Cascade-TV

        In February 2010, we completed the cash acquisitions of the outstanding 20% minority stake in Yekaterinburg-based cable-TV and communications operator EuroTel LLC and a 25% minority stake in Management and Leasing LLC, which owns communication infrastructure in Yekaterinburg. We now own 100% of the issued share capital in both companies. The total cash consideration paid for the two related acquisitions was RUR 100 million ($3.3 million at the date of acquisition).

        In February 2010, we acquired the remaining 28% stake in Cascade-TV for RUR 75.0 million ($2.5 million as of the acquisition date), bringing our ownership in Cascade-TV to 100%.

Acquisition of Tenzor Telecom

        In February 2010, we acquired 100% in Tenzor Telecom, an alternative telecommunications operator based in Yaroslavl in Central Russia, for RUR 220 million ($7.3 million as of the date of acquisition), including debt assumed. The acquisition was made in furtherance of our regional expansion program.

Gazprombank Agreements

        In February 2010, we reached an agreement with Gazprombank to reduce the interest rates on our outstanding loans. The interest rate on our €100.0 million credit facility with original maturity in September 2012 was reduced from an annual rate of 8% to 7%. The interest rate on our RUR 6.5 billion facility maturing in September 2012 was reduced from an annual rate of 13% to 10.95% for the period starting from November 2, 2009 until April 27, 2010. Starting from April 28, 2010, the interest rate was set at 10.5%. We also reduced the interest rate on our €100.0 million revolving facility with original maturity in June 2011 from 8% to 7%. In April 2010, we also agreed with Gazprombank to extend the maturity date of the outstanding loans until February 2015.

Raising of financing from Credit Agricole Corporate and Investment Bank and BNP Paribas

        On February 18, 2010, we entered into a credit facility agreement in the amount of up to $97.0 million with Credit Agricole Corporate and Investment Bank and BNP Paribas, backed by Hermes. Of this amount, $55.1 million of the facility is available for drawdown until April 15, 2010, and the remaining $41.9 million is available until March 30, 2011. The funds are to be used for the purchase of telecommunication software and equipment from Alcatel Lucent Deutschland. The facility matures in 2017 and bears interest at EURIBOR + 1.65%. The related commitment fee is set at 0.825% on the undrawn balance of the facility.

Legal proceedings by antimonopoly authorities

        In addition, in March 2010, FAS commenced proceedings against us, Vimpelcom and MegaFon alleging violations of antimonopoly laws on competition relating to our pricing for roaming services. Although we believe that we have not violated the law, we could be liable for fines of up to 15% of the revenues we derived from roaming services if a violation is found. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation." Management believes that there was no violation of the antimonopoly legislation and no amounts have been accrued in the accompanying consolidated financial statements in relation to this claim.

Amendment to Sberbank Credit Line Facility

        In March 2010, Comstar agreed to amend the repayment schedule of a Sberbank credit facility. Under the new schedule, the loan principal is repayable in eight quarterly installments of RUR 3,250.0 million ($107.5 million as of December 31, 2009) each starting from September 2010. In addition, the nominal interest rate was decreased to 10.5% per annum for the period from March 1, 2010 to September 27, 2010 and to 11.75% per annum thereafter. See Note 17 to our audited consolidated financial statements.

Approval of new credit facility from Sberbank

        In March 2010, Sberbank approved a new credit facility for Comstar in the amount of RUR 5.8 billion ($191.8 million as of December 31, 2009) at an interest rate of 10.5% per annum, effective until September 2010, after which a floating interest rate will apply. This facility, which can be drawn through the end of 2010 and is repayable quarterly starting in March 2012, is expected to be signed in May 2010.

MGTS dividend

        In March 2010, the extraordinary general shareholders' meeting of MGTS approved a dividend on preferred shares of MGTS in the total amount of RUR 321.9 million ($10.7 million as of December 31, 2009). The dividends were paid the in May 2010. Upon payment, the preferred shares of MGTS became non-voting.

Voluntary partial repayment of RUR 12 billion Sberbank facility

        On April 5, 2010, we voluntarily repaid RUR 6.0 billion ($205.3 million as of the date of repayment) of a RUR 12 billion Sberbank loan facility.

Raising of financing from the Bank of Moscow

        On April 6, 2010, we signed a credit agreement with the Bank of Moscow in the amount of RUR 22 billion. The terms of the agreement stipulate a three-year maturity with a one-year extension option subject to bank approval. The credit line can be drawn down until October 1, 2010. The facility carries no commitment fees or any other upfront fees payable at signing. However, we are to pay fee of 0.2% from each amount drawn under the agreement. In June 2010, we decreased the annual interest rate on this credit line from 10.25% to 8.99%.

Decrease in interest rates Sberbank

        On March 26, 2010, we lowered interest rates on three of our Sberbank facilities. The interest rate for our two facilities due 2013 was set at 10.65%, and the interest rate for our facility due 2011 (partially repaid in April 2010) was set at 9.75%.

Repurchase of MTS OJSC Notes due 2013

        In April 2010, we set a new 7.0% coupon rate for the coupon payments to be made on our ruble notes due 2013. On April 26, 2010, upon demand of certain noteholders, we repurchased 7.1 million of these at a nominal value of RUR 7.1 billion ($242.5 million as of the date of the transaction).

Repurchase of MTS OJSC Notes due 2015

        In April 2010, we set a new 7.75% coupon rate for the coupon payments to be made on our ruble notes due 2015. On April 29, 2010, upon demand of certain noteholders, we repurchased 6.3 million of these notes at a nominal value of RUR 6.3 billion ($214.5 million as of the date of the transaction).

ADR Ratio Change

        Effective May 3, 2010, the ratio of our ADRs changed from 1 ADR per 5 common shares to 1 ADR per 2 common shares.

Agreement to Sell Svyazinvest Stake to Rostelecom

        On May 20, 2010, Comstar, MGTS Finance S.A. (a company controlled by Comstar) and Rostelecom entered into agreements involving the sale of a 25% + 1 share of Svyazinvest to Rostelecom for RUR 26 billion. If consummated, the proceeds of the sale will be used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUR 26 billion.

        The closing of the transactions is subject to a number of conditions including, inter alia, obtaining the necessary corporate approvals by the parties involved, regulatory clearances, including those from FAS, and the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest will control 100% of the share capital in Sky Link and Sistema will acquire the 23.33% stake in MGTS controlled by Svyazinvest. The precise terms and consummation of this and certain additional related transactions remain subject to the negotiation and execution of definitive binding documentation by these and other parties. No assurance can be given that any of the parties will execute definitive documentation, the foregoing conditions will be satisfied or that any of the contemplated transactions will occur.

        The agreements signed on May 20, 2010 are in line with the previously announced non-binding memorandum of understanding (MOU) concluded by Comstar with Sistema and Svyazinvest on November 23, 2009.

Repayment of EBRD, the Nordic Investment Bank (NIB) and European Investment Bank (EIB) Loans

        On May 26, 2010, we repaid loans from EBRD, NIB and EIB totalling EUR 413 million and accrued interest totalling EUR 13.9 million. The agreements were initially signed in June 2009 and the loan proceeds were used to finance the development of our 2G and 3G mobile networks. The EBRD loan was in the amount of EUR 218 million and had two tranches; the first tranche of EUR 115 million had a 7-year maturity, while the second tranche of EUR 103 million had a 3-year maturity. The NIB loan was in the amount of EUR 80 million with two tranches of EUR 40 million each and maturities of 7- and 3-years. The EIB loan was in the amount of EUR 115 million and had a 7-year maturity.

Appointment of CFO

        On June 4, 2010, Alexey Kornya was appointed as our Vice President and Chief Financial Officer. He had been serving as our Acting Vice President and Chief Financial Officer since August 2008.

Loan Participation Notes

        On June 22, 2010, we issued US dollar-denominated Loan Participation Notes in the amount of $750 million with an annual interest rate of 8.625% and a maturity in June 2020. The proceeds will be used to refinance certain existing debt obligations. The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange.

Dividend Recommendation

        On June 24, 2010, our annual general meeting of shareholders approved annual dividends of RUR 15.40 per ordinary MTS share (approximately $1.00 per ADR) for the 2009 fiscal year, amounting to a total of RUR 30.70 billion (approximately $999.3 million as of May 11, 2010, the date on which our board of directors recommended the dividend to shareholders).

Merger of MTS and Comstar

        On June 25, 2010, we announced that our and Comstar's Boards of Directors approved the merger ("prisoedinenie" under Russian law) of MTS and Comstar. The merger is conditional on the approval of 75% of the shareholders present at each company's EGM, the receipt of regulatory clearance and other closing conditions. We and Comstar expect to convene EGMs on December 23, 2010, at which our and their respective shareholders will vote on the merger. If approved, the companies expect to complete the merger transaction in the second quarter of 2011. MTS and Comstar shareholders who vote against or do not vote on the merger will have the right to sell their shares back to MTS or Comstar, respectively, for cash at a price set by the respective companies' Boards of Directors, subject to the statutory limit of 10% of each company's Net Asset Value under Russian Accounting Standards.

        We also announced contemporaneously with the merger our intent to launch a voluntary tender offer for up to 9.0% of Comstar's issued share capital at RUR 220.0 per Comstar ordinary share. The tender offer has been submitted to the FSFM for review and will be delivered to Comstar shareholders following this review.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4.  Market Price Information

        Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on the Moscow Interbank Currency Exchange, or MICEX, since December 2003. Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the MICEX.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
May 2010	$22.62	$18.43	265.0 RUR	217.6 RUR
April 2010	$23.55	$22.10	273.5 RUR	255.6 RUR
March 2010	$23.23	$21.31	255.6 RUR	234.9 RUR
February 2010	$20.94	$17.84	239.0 RUR	226.0 RUR
January 2010	$20.94	$19.11	240.0 RUR	225.6 RUR
December 2009	$20.42	$18.44	229.7 RUR	219.4 RUR
Quarterly High and Low
First Quarter 2010	$23.23	$17.84	255.6 RUR	225.6 RUR
Fourth Quarter 2009	$21.82	$17.24	231.6 RUR	197.0 RUR
Third Quarter 2009	$19.70	$13.35	211.0 RUR	148.5 RUR
Second Quarter 2009	$17.72	$12.68	189.9 RUR	148.2 RUR
First Quarter 2009	$13.02	$7.44	150.6 RUR	104.8 RUR
Fourth Quarter 2008	$21.58	$8.67	234.5 RUR	92.9 RUR
Third Quarter 2008	$30.46	$21.10	286.7 RUR	180.1 RUR
Second Quarter 2008	$35.63	$28.21	308.0 RUR	273.2 RUR
First Quarter 2008	$40.76	$29.90	379.8 RUR	297.5 RUR
Annual High and Low
2009	$21.82	$7.44	231.6 RUR	104.8 RUR
2008	$40.76	$8.67	379.8 RUR	92.9 RUR
2007	$40.85	$18.32	378.0 RUR	217.7 RUR
2006	$20.19	$10.49	227.7 RUR	139.2 RUR
2005(1)	$16.48	$12.46	228.7 RUR	179.0 RUR

(1)
Effective May 3, 2010, the ratio of our ADRs changed from 1 ADR per 5 common shares to 1 ADR per 2 common shares. The ADS prices set forth in the table above reflect the new share:ADR ratio for all periods.

C.  Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since June 30, 2000. Our ADSs are also traded on the London Stock Exchange under the symbol "MBLD," and on the Frankfurt Stock Exchange under the symbol "MKY." Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange. Our ruble-denominated notes are listed on Moscow Interbank Currency Exchange.

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,993,326,138 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 103,649,654 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of December 31, 2009, we did not have any treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors. As of May 11, 2010, our wholly owned subsidiaries held a total of 76,456,876 shares, of which approximately 88.9% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared under U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

  •
  if holding, alone or with other holders, more than 1% of the voting shares, demand from the holder of register of shareholders to provide information on shareholders of the company and shares held by such shareholders;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the counting commission, the review commission and for company president and management board;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the review commission or an independent auditor, and file a lawsuit against the company to convene an extraordinary shareholders' meeting if the board of directors fails to take a decision to convene an extraordinary shareholders' meeting or decides against convening such meeting;

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

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors and approved by the shareholders by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the extraordinary shareholders' meeting; and a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends shall be paid up until the end of the year in which the decision to make the payment has been adopted, unless the shareholders' decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meetings—Notice and Participation" below.

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

General Shareholders' Meetings

Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law. Among the issues which the shareholders have the power to decide are:

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

        Our internal regulation "On the Board of Directors of OJSC Mobile TeleSystems," or the Regulation, was approved by the annual shareholders' meeting on June 25, 2009. In accordance with clause 2.2 of the Regulation, the members of the board of directors have the right to:

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

        The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders (holders of voting shares) be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an "independent director" is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director/president, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company's management organization. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company's management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be adopted by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under RAS, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company determined under RAS require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company determined under RAS require a three-quarters majority vote of a shareholders' meeting.

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

Approval of FAS

        Pursuant to the Federal Law on Competition, FAS must approve in advance acquisitions of voting capital stock of a joint stock company involving (1) companies with a combined value of assets or combined annual revenues under RAS exceeding a certain threshold, or (2) companies registered as having more than a 35% share of a certain commodity market or otherwise occupying a dominant position on the market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount.

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law, investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation, or a Strategic Company, require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, or the Governmental Commission, which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and FAS, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (participants') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a Strategic Company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company.

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

C.  Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Eurobonds

        On June 22, 2010, we issued US dollar-denominated Loan Participation Notes in the amount of $750 million with an annual interest rate of 8.625% and a maturity in June 2020. The proceeds will be used to refinance certain existing debt obligations. The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange. Proceeds were on-lent to us pursuant to a loan agreement between us and MTS International Funding Limited.

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

        Each of the loan agreement relating to our notes due 2020 and indentures relating to our notes due 2010 and 2012 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the lender (in the case of our notes due 2020), the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indentures with respect to our notes due 2010 and 2012, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender (in the case of our notes due 2020), holders of notes or the trustee.

        Covenants in the loan agreement relating to our notes due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the indentures relating to our outstanding notes due in 2010 and 2012 contain covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas.

        In addition, if we experience certain types of mergers, consolidations or other changes in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's.

        If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. Pursuant to the guarantees contained in each indenture with respect to our notes due 2010 and 2012, we fully and unconditionally guaranteed all payments of principal and interest on the notes. These guarantees are our general unsecured obligation, senior to all our existing and future subordinated obligations, equal to all our existing and future unsecured obligations, and effectively junior to all our existing and future secured obligations and all existing and future obligations of our subsidiaries.

Syndicated Loans

        In 2006 we entered into a syndicated U.S. Dollar denominated bank loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, and Sumitomo Mitsui Banking Corporation Europe Limited). This facility allowed us to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April, 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. The first tranche was fully repaid by us on May 20, 2009. As of December 31, 2009 and December 30, 2008, the balances outstanding under the facility totaled $323.1 million and $1,168.5 million, respectively.

        On May 18, 2009 we signed a new syndicated loan facility agreement to refinance the first tranche of the above mentioned syndicated loan facility in the amount of $630 million with a number of financial institutions (ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (ELUOSI), Bank of China (UK) Limited, Joint-Stock company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank plc, ING Bank N.V., J.P. Morgan plc, Societe Generale Corporate and Investment Banking Paris, UniCredit Bank Austria AG, WestLB AG, London Branch, ZAO UniCredit Bank). Funds borrowed are to be used for our general corporate purposes. The facility is available in two tranches of $360.0 million and €238.1 million bearing interest of LIBOR+6.5% per annum and EURIBOR+6.5% per annum, respectively. Both tranches mature on May 18, 2012 and are repayable in three equal installments on May 18, 2011, November 18, 2011 and May 18, 2012. We paid and capitalized arrangement and management fees in the total amount of $14.6 million and €7.3 million under the agreement. Additionally, we were required to pay an agency fee at times set forth in a separate fee letter and in an amount equal to the greater of $1,500 per lender based on the number of lenders as at the relevant payment date and $25,000 As of December 31, 2009, the balance outstanding under the facility amounted to $701.6 million. On February 24, 2010, we voluntary repaid the full amount outstanding under the facility.

Sberbank Loan Agreements

        In September 2009, we entered into two loan agreements with Sberbank in the amount of RUR 22 billion ($731.1 million as of September 30, 2009) and RUR 25 billion ($830.8 million as of

September 30, 2009), respectively. The funds were used for our investment programs, including for financing our acquisition of a 50.91% stake in Comstar. Both loans bear interest of 16% and are repayable in 7 equal semiannual installments, commencing March 27, 2012. The interest rate is fixed until March 27, 2010; for the subsequent periods (quarters), the rate will be determined as a total of the base rate (16%) plus rate A or rate B. Rate A depends on the average daily bank account balance we maintain with Sberbank for the interest period. If the average daily bank account balance falls below RUR 1.0 billion, rate A will be set at 0.5%. However, rate A will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUR 1.0 billion. Rate B depends on the average daily bank account balance maintained by our subsidiary, CJSC Russian Telephone Company, with Sberbank for the interest period. If the average daily bank account balance falls below RUR 0.5 billion, rate B will be set at 0.5%. However, rate B will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUR 1.0 billion. Additionally, we have to pay a commission of 0.25% on the outstanding amounts under the agreements for services related to maintenance of the loan accounts. The agreement for RUR 25 billion is secured by pledge of equipment with a net book value of RUR 30 billion as of September 30, 2009 (assigned pledge value of RUR 21 billion) as well as 50.18% stake in Comstar. Related debt issuance cost capitalized by us totaled RUR 1,034.6 million ($33.6 million at the date of capitalization). In December 2009, we reached an agreement with Sberbank to lower the interest rates for the agreements. The interest rate was reduced by 4.25% percentage points to 11.25%. The changes to the terms of the financing came into effect on December 28, 2009. As of December 31, 2009, the balance outstanding under the agreements amounted to $1,554.0 million.

        Comstar entered into a non-revolving credit line facility with Sberbank in the amount of RUR 26.0 billion in 2007. In June 2007, Comstar drew down approximately RUR17.4 billion (equivalent of $675.0 million as of the date of transaction) under this facility and used the proceeds to repay a $675.0 million loan from ABN Amro and Morgan Stanley. In November 2007, Comstar drew down an additional RUR4.1 billion (equivalent of $167.4 million as of the date of transaction) under the facility to finance the acquisition of a 100% stake in DTN. In December 2008, Comstar drew the remaining RUR4.5 billion to finance the acquisition of Stream TV. Accordingly, as of December 31, 2008 the facility was fully drawn. The facility originally bore interest at 7.6% per annum, which can be increased by Sberbank in conjunction with, but not exclusively, increases in CBR refinancing rate. The interest rate was increased to 9.5% per annum effective June 28, 2008 and further to 13.35% effective January 1, 2009. Interest is paid monthly. The facility is repayable in equal quarterly installments from September 2009 until June 2012 and is secured by pledge of a 25% plus one share stake in Svyazinvest. As of December 31, 2009, the balance payable under this facility amounted to $859.7 million.

Comstar Acquisition Agreement

        Pursuant to an Agreement dated October 12, 2009 between Sistema, ECU GEST HOLDING S.A., Sistema Telecom LLC and Telekoms Operator LLC, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema. Under the terms of the agreement, our wholly owned subsidiary, Telekoms Operator LLC, purchased Sistema's 50.91% stake in Comstar for 39.15 billion rubles ($1.32 billion as of October 12, 2009, the date of the acquisition).

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

E.  Taxation

Certain Russian Tax Consequences

        The following discussion describes the material Russian corporate income tax and personal income tax consequences to you if you are a U.S. holder of ADSs and a resident of the United States for purposes of the United States—Russia income tax treaty and are fully eligible for benefits under the United States—Russia income tax treaty. Subject to certain provisions of the United States—Russia income tax treaty relating to limitations on benefits, a U.S. resident under the treaty is generally defined as a person liable, under the laws of the United States, to U.S. tax (other than taxes with respect to only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income). The treaty provides for a procedure to resolve matters where a resident of the United States qualifies as a Russian tax resident under Russian domestic rules. The treaty also provides for the non-application of treaty benefits to certain types of entities.

        Additionally, the benefits under the United States—Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States—Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

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

        The following discussion is based on:

  •
  Russian tax legislation; and

  •
  the United States—Russia income tax treaty (and judicial and administrative interpretations thereof by the Russian authorities);

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

Specific uncertainties associated with the tax treatment of ADS holders

        The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In a number of clarifications, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of income from the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if the tax treaty residence of the holder is duly confirmed. It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

        If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of income from the underlying shares, then the benefits discussed below regarding the United States—Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning

10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. See also "—United States—Russia Income Tax Treaty Procedures."

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

        Therefore, with respect to legal entities or organizations who are U.S. holders, we may be obligated to withhold income tax at a rate of 15% from dividend payments made to the depositary, unless prior to making such dividend payments to the depositary, we are provided with confirmation that U.S. holders are beneficial owners of dividends within the meaning of the United States—Russia income tax treaty and all administrative requirements for claiming treaty benefits are met. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States—Russia Income Tax Treaty Procedures."

        With respect to individuals who are U.S. holders of ADSs and who are Russian tax non-residents, we may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "—United States—Russia Income Tax Treaty Procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

        If the appropriate documentation has not been provided to us before the start of the payment of dividends by us (i.e., before the second half of August) date, we will withhold tax at the full rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States—Russia income tax treaty then may file claims for refund within three years with the Russian tax authorities.

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

Taxation of Capital Gains

Legal entities and Organizations

        Generally, capital gains arising from the sale, exchange or other disposition of securities by legal entities or organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, legal entities or organizations that are non-resident holders of the securities should be subject to a 20% withholding tax on the gross proceeds from the sale, exchange or other disposition of securities, the difference between the sales, exchange or other disposition price and the acquisition costs of the ADSs, determined in accordance with Russian tax deductibility rules. The corporate income tax decreased from 24% to 20% starting from January 1, 2009.

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

        Under the United States—Russia income tax treaty, capital gains from the sale of shares and/or ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term "fixed assets" is used in the Russian version of the treaty) were to consist of immovable property located in Russia.

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

        Under the United States—Russia income tax treaty, capital gains from the sale of the ADSs by eligible U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (the term "fixed assets" is used in the Russian version of the United States—Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States—Russia income tax treaty in relation to capital gains resulting from the sale, exchange or other disposition of the ADSs.

        In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See "—United States—Russia Income Tax Treaty Procedures "below.

United States—Russia Income Tax Treaty Procedures

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

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

Taxation of Distributions on ADSs

        For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate U.S. Holder such dividends may be "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States—Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company" (as discussed below). Distributions with respect to ADSs in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the U.S. federal income tax treatment of any distribution received with respect to ADSs.

        The amount of any distribution paid in rubles will equal the U.S. dollar value of such rubles, calculated using the exchange rate in effect on the date of receipt by the depositary, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date of receipt by the depositary to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. Additionally, you may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States—Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying distribution.

        Russian withholding tax at the rate applicable to you under the United States—Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States—Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

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

Taxation on Sale or Other Taxable Disposition of ADSs

        The sale or other taxable disposition of ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted basis in such ADSs. That gain or loss will be capital gain or loss and will be long-term capital gain or loss if the ADSs have been held for more than one year. If you are a non-corporate U.S. Holder, such recognized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

        Gain or loss recognized on the sale of ADSs will generally be treated as U.S. source income or loss for foreign tax credit purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ADSs.

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

        We do not believe that we were a PFIC for the year ended December 31, 2009. However, our possible status as a PFIC must be determined annually and therefore may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

New Legislation

        Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of ADSs for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in interest rates and foreign currency exchange rates. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Foreign exchange risks exist to the extent our revenues, costs and debt obligations are denominated in currencies other than the functional currency in the countries of our operations.

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2009, $2,909.0 million, or 34.9% of our total indebtedness, including capital leases, was variable interest rate debt, while $5,420.5 million, or 65.1% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2009.

Contractual Maturity Date as of December 31, 2009

Indebtedness	Currency	2010	2011	2012	2013	2014	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2009)
	(amounts in thousands of U.S. dollars)
Variable debt
ING Bank N.V., The Bank of Tokyo-Mitsubishi, Bayerische Landesbank, HSBC, Raiffeisen, Sumitomo	USD	215,385	107,692	—	—	—	—	323,077	1.58%
Citibank International plc and ING Bank N.V	USD	19,741	19,741	19,741	19,741	12,021	—	90,985	0.73%
HSBC Bank plc and ING BHF—BANK AG	USD	21,799	21,799	21,799	19,163	—	—	84,560	0.86%
EBRD	USD	18,462	18,462	18,462	18,462	9,229	—	83,077	3.53%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	14,790	14,790	14,792	7,395	—	66,557	0.73%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	16,609	16,609	16,609	16,609	8,730	1,014	76,180	0.73%
EBRD	USD	14,872	14,872	14,872	14,872	7,435	—	66,923	1.94%
Barclays bank plc	USD	2,850	2,850	2,850	2,851	1,425	—	12,826	0.56%
ABN AMRO N.V.	USD	6,287	6,287	6,287	6,288	—	—	25,149	0.78%
ABN AMRO N.V.	EUR	4,965	4,965	4,965	4,964	—	—	19,859	1.34%
Barclays bank plc	USD	10,306	10,306	10,306	10,306	5,153	—	46,377	0.58%
Commerzbank	USD	3,508	—	—	—	—	—	3,508	0.83%
Syndicated loan 2009(1)	USD	—	240,000	120,000	—	—	—	360,000	6.93%
Syndicated loan 2009(1)	EUR	—	227,720	113,860	—	—	—	341,580	7.49%
EBRD	EUR	25,381	25,381	25,381	25,381	25,382	38,073	164,979	7.89%
EBRD	EUR	59,105	59,105	29,554	—	—	—	147,764	7.49%
Nordic Investment Bank	EUR	8,828	8,828	8,828	8,828	8,828	13,244	57,384	7.89%
Nordic Investment Bank	EUR	22,954	22,954	11,476	—	—	—	57,384	7.49%
European Investment Bank	EUR	25,381	25,381	25,381	25,381	25,381	38,074	164,979	7.39%
Sberbank	RUR	—	396,770	—	—	—	—	396,770	11.00%
ING Bank	USD	1,879	1,881	1,878	1,878	—	—	7,516	4.20%
Raiffeisen Bank	RUR	3,307	—	—	—	—	—	3,307	13.30%
VTB	EUR	2,212	2,212	1,106	—	—	—	5,530	4.75%
Intracom	EUR/AMD	9,409	6,917	6,917	—	—	—	23,243	3.45%
Skandinaviska Enskilda Banken AB	USD	31,656	31,656	31,656	31,656	31,655	74,434	232,713	0.65%
Skandinaviska Enskilda Banken AB	USD	5,851	5,851	5,851	5,851	5,851	17,551	46,806	2.23%

Total variable debt		545,537	1,293,029	512,569	227,023	148,485	182,390	2,909,033

Weighted average interest rate		5.37%	5.89%	4.39%	3.59%	4.04%	4.25%	4.59%

Indebtedness	Currency	2010	2011	2012	2013	2014	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2009)
	(amounts in thousands of U.S. dollars)
Fixed-rate notes
8.38% notes due 2010	USD	400,000	—	—	—	—	—	400,000	8.38%
8.00% notes due 2012	USD	—	—	399,623	—	—	—	399,623	8.00%
8.70% notes due 2010	RUR	321,488	—	—	—	—	—	321,488	8.70%
14.01% notes due 2010	RUR	247,981	—	—	—	—	—	247,981	14.01%
14.01% notes due 2010	RUR	248,213	—	—	—	—	—	248,213	14.01%
16.75% notes due 2011	RUR	—	495,963	—	—	—	—	495,963	16.75%
14.25% notes due 2012	RUR	—	—	495,963	—	—	—	495,963	14.25%
16.00% notes due 2010	RUR	402	—	—	—	—	—	402	16.00%
Fixed-rate bank loans
Gazprombank	EUR	—	143,460	—	—	—	—	143,460	8.00%
Gazprombank	RUR	—	—	213,600	—	—	—	213,600	13.00%
Sberbank	RUR	—	—	888,010	666,007	—	—	1,554,017	11.75%
Sberbank	RUR	214,917	429,835	214,917	—	—	—	859,669	13.35%
CISCO	RUR	4,534	4,859	4,124	—	—	—	13,517	11.25%
Other	Various	15,526	1,329	883	—	737	4,018	22,493	various

Total fixed debt		1,453,061	1,075,446	2,217,120	666,007	737	4,018	5,416,389

Weighted average interest rate		12.15%	12.51%	11.88%	11.85%	—	—	8.07%

(1)
Syndicated loan agreement was signed with the following financial institutions: ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (ELUOSI), Bank of China (UK) Limited, Joint-Stock company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank plc, ING Bank N.V., J.P. Morgan plc, Societe Generale Corporate and Investment Banking Paris, UniCredit Bank Austria AG, WestLB AG, London Branch, ZAO UniCredit Bank.

        We would have experienced an additional interest expense of approximately $26.5 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR/CBR Refinancing Rate by 1% over the current rate as of December 31, 2009. We would have experienced an additional interest expense of approximately $15.4 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2008. The increase by 72.0% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR/CBR Refinancing Rate fluctuations and change in our debt structure during the year ended December 31, 2009. In addition, the 11.75% interest rate set for our Sberbank facilities due 2014 totaling RUR 47.0 billion (equivalent of $1,554.0 million as of December 31, 2009) is dependent on the average daily bank account balance maintained by us and RTC, our wholly owned subsidiary, with Sberbank. In case we fail to maintain an average daily bank account balance in any three month period at the minimum levels established, the rate will be increased by 1%. Such rate increase would cause our interest expense to increase by approximately $15.5 million on an annual basis. The fair value of our publicly traded fixed-rate notes as of December 31, 2009, ranged from 98.4% to 108.3% of the notional amount. As of December 31, 2009, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 17 to our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

        We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates. We primarily focus on reducing risk caused by the fluctuations in interest rates for our variable-rate long-term debt. According to our policy, we have entered into various variable-to-fixed interest rate swap agreements. The table below presents a summary of our variable-to-fixed interest rate swap agreements.

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2009
		(amounts in millions of U.S. dollars)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreements with ING Bank N.V. to pay a fixed rates of 2.09% to 4.41% and receive a variable interest rate of 6m LIBOR	November 2013– February 2015	222.2	(7.3)
Swap agreements with HSBC bank Plc to pay a fixed rates of 2.18% to 4.14% and receive a variable interest rate of 6m LIBOR	October 2013– September 2014	285.5	(4.0)
Swap agreement with HSBC bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of 6m EURIBOR	October 2013	37.2	(0.6)
Swap agreement with Rabobank to pay a fixed rate of 4.16% and receive a variable interest rate of 6m LIBOR	April 2014	86.1	(3.6)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of 6m LIBOR	September 2013	53.5	(2.0)
Swap agreement with ABN AMRO N.V. to pay fixed rate of 2.08% and receive a variable interest rate of 6m LIBOR	April 2013	21.1	(0.2)
Swap agreement with Calyon to pay fixed rate of 2.07% and receive a variable interest rate of 6m LIBOR	October 2013	28.3	(0.2)
Swap agreement with Calyon to pay fixed rate of 2.40% and receive a variable interest rate of 3m LIBOR	May 2012	295.0	(6.8)
Swap agreement with Calyon to pay fixed rate of 2.12% and receive a variable interest rate of 3m EURIBOR	May 2012	307.7	(3.6)
Swap agreement with Societe General Vostok to pay fixed rate of 2.40% and receive a variable interest rate of 6m LIBOR	June 2014	166.7	(1.0)

        We have also entered into several cross-currency interest rate swap agreements. These contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2009
		(amounts in millions of U.S. dollars)
Cross-Currency Interest Rate Swap Agreements
Cross-currency swap agreement with ING Bank N.V to pay fixed rate of 10.83% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(2.9)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.73% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(2.9)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.65% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(3.0)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.96% and to receive variable of 3m LIBOR + 115 bp	April 2011	53.9	(4.6)
Cross-currency swap agreement with Goldman Sachs to pay fixed rate of 7.2% and to receive fixed of 3.91%	December 2010	166.7	(4.5)
Cross-currency swap agreement with J.P. Morgan to pay fixed rate of 11.95% and to receive variable of 3m LIBOR + 115 bp	April 2011	86.2	(3.9)
Cross-currency swap agreement with J.P. Morgan to pay fixed rate of 14.8% and to receive fixed rate of 8.375%	October 2010	75.0	(4.6)
Cross-currency swap agreement with Barclays Bank to pay fixed rate of 14.75% and to receive fixed rate of 8.375%	October 2010	25.0	(0.1)

        As of December 31, 2009, approximately 65% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2005	29.00	27.46	28.31	28.78
2006	28.48	26.18	27.09	26.33
2007	26.58	24.27	25.49	24.55
2008	29.38	23.13	24.86	29.38
2009	36.43	28.67	31.72	30.24

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2009	31.97	30.00
October 2009	30.12	28.94
November 2009	29.82	28.67
December 2009	30.76	29.06
January 2010	30.43	29.38
February 2010	30.52	29.88
March 2010	29.98	29.19
April 2010	29.50	28.93
May 2010	31.43	29.15

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for June 24, 2010 was 30.97 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2005	5.31	5.05	5.12	5.05
2006	5.05	5.05	5.05	5.05
2007	5.05	5.05	5.05	5.05
2008	7.88	4.84	5.27	7.70
2009	8.01	7.61	7.81	7.99

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
September 2009	8.01	7.98
October 2009	8.01	7.97
November 2009	8.01	7.98
December 2009	7.99	7.97
January 2010	8.01	7.99
February 2010	8.01	7.99
March 2010	7.99	7.93
April 2010	7.93	7.92
May 2010	7.93	7.93

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for June 24, 2010 was 7.91 hryvnias per U.S. dollar.

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

        In 2009, we entered into foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. Under the agreements, we have a combination of put and call option rights to acquire $80.0 million of U.S. dollars at rates within a range specified in the contracts. These contracts expire between 2010-2011 and were not designated for hedge accounting purposes.

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

        We would experience a currency exchange loss of $392.7 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2009. We would experience a currency exchange loss of $80.8 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2009. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        (Only Item 12.D.3-4 are applicable.)

D.    American Depositary Shares

3.     Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly.

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities	$5.00 for each 100 ADSs (or portion thereof)
(b) Receiving or distributing dividends	Distribution of stock dividends	$5.00 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities or cancellation or reduction of ADSs for any other reason	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs
$0.02 per ADS (or portion thereof) per calendar year which may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions

Category	Depositary Actions	Associated Fee
	Custodian and share register related issues, including, without limitation, any inspections of the share register maintained by the Russian share registrar or other confirmation of holdings of deposited securities	$0.01 or less per ADS (or portion thereof) per year which fee shall be assessed against holders of record as of the date set by the depositary not more often than once each calendar year
(g) Expenses of the depositary
Certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges in connection with:

compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;
Charges to be assessed against holders as of the record date or dates set by the depositary and payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions depositary or its custodian's compliance with applicable law, rule or regulation;
stock transfer or other taxes and other governmental charges;
cable, telex, facsimile transmission or delivery charges;

if applicable, transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities);
expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency);

any other charge payable by depositary or its agents including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of the shares or other deposited securities

4.     All fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities.

        The Depositary has agreed to reimburse to us or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and on going SEC compliance and listing requirements, investor relations expenses, among others). The Depositary has covered all such expenses incurred by us during 2009 in the amount of $3.2 million. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

        As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice estimated to total $0.2 million.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

(a)   Disclosure Controls and Procedures.

        As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

        Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of December 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

        There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)   Management's annual report on internal control over financial reporting.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. As a result of management's evaluation of our internal control over financial reporting, management concluded that our internal control over financial reporting as of December 31, 2009 was effective.

        Management excluded from its assessment the internal control over financial reporting at Comstar and its subsidiaries, which we acquired on October 12, 2009 and whose financial statements constitute $568.8 million and $2,204.8 million of net assets and total assets, respectively, $1,484.8 million of revenues and $146.1 million of net loss attributable to the Group of the consolidated financial statements as of and for year ended December 31,2009. Such exclusion was in accordance with SEC's guidance that an assessment of a recently acquired business may be omitted in management's report on internal controls over financial reporting in the year of acquisition.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

(c)   Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Open Joint-Stock Company "Mobile TeleSystems":

        We have audited the internal control over financial reporting of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Open Joint-Stock Company "Comstar—United TeleSystems" and its subsidiaries, which were acquired on October 12, 2009 and whose financial statements constitute $568.8 million and $2,204.8 million of net assets and total assets, respectively, $1,484.8 million of revenues and $146.1 million of net loss attributable to the Group of the consolidated financial statements as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Open Joint-Stock Company "Comstar—United TeleSystems" and its subsidiaries. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated April 29, 2010 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
April 29, 2010

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

        The current version of our Code of Ethics was adopted on October 28, 2009. Whereas we formerly had two codes of ethics—one applicable to senior officers (including our principal executive officer, principal financial officer and principal accounting officer) and one more generally applicable to all employees—the new Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any element enumerated in Item 16B(b) of the Form 20-F as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS in 2008 and 2009.

	Year ended December 31,
	2008	2009
	(in thousands)
Audit Fees	$2,933.2	$3,012.9
Audit-Related Fees	19.0	30.5
Tax Fees	—	49.7
All Other Fees	—	—

Total	$2,952.2	$3,093.1

Audit Fees

        The Audit Fees for the years ended December 31, 2008 and 2009 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, statutory audits and services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2008 and 2009 mainly included fees for agreed-upon procedures related to audited financial statements.

Tax Fees

        The Tax Fees for the year ended December 31, 2009 include the fees principally related to tax compliance and advice.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2009.

Comstar Accountant Fees and Services

        ZAO Deloitte & Touche CIS has also served as the Independent Registered Public Accounting Firm of Comstar for each of the fiscal years in the three-year period ended December 31, 2009. As we acquired a controlling stake in Comstar in October 2009, our Audit Committee did not pre-approve the engagement terms and fees of ZAO Deloitte & Touche CIS for services performed for Comstar and its subsidiaries for the fiscal year ended December 31, 2009 and previous years, and the fees paid by Comstar to ZAO Deloitte & Touche CIS are not included in the table above.

        Our Audit Committee is expected to pre-approve the engagement terms and fees of ZAO Deloitte & Touche CIS for all services to be provided to the Company and its subsidiaries, including Comstar, for the fiscal year ended December 31, 2010.

        The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS in 2008 and 2009.

	Year ended December 31,
	2008	2009
	(in thousands)
Audit Fees	$1,459.3	$1,507.8
Audit-Related Fees	—	100.0
Tax Fees	—	—
All Other Fees	—	—

Total	$1,459.3	$1,607.8

Audit Fees

        The Audit Fees for the years ended December 31, 2008 and 2009 were for the audits and reviews of the consolidated financial statements of Comstar and MGTS prepared in accordance with U.S. GAAP and statutory audits.

Audit-Related Fees

        Audit-Related Fees for the year ended December 31, 2009 were for due diligence related to acquisitions.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On September 5, 2006, our Board of Directors authorized a share repurchase program, allowing our wholly-owned subsidiary MTS-Bermuda to repurchase ADSs representing up to 10% of our total outstanding shares over a period of twelve months ending August 31, 2007. On September 4, 2007, the Board of Directors extended the program through August 31, 2008, and on July 31, 2008, the Board of Directors further extended the program through September 1, 2009. The purchases may be made through the open market and private block transactions pursuant to Rule 10b5-1 plans, privately negotiated transactions or other means in accordance with the requirements of the Securities and Exchange Commission as well as other applicable legal requirements and factors. The share repurchase program does not obligate us to acquire a particular number of ADSs, and the program may be suspended or discontinued at our sole discretion. The repurchases could be funded through our own cash flows, commercial paper program or potentially through existing credit facilities. The execution of the program will depend on an on-going assessment of market conditions, and the program may be extended at any time. During the years ended December 31, 2008, 2007 and 2006, we repurchased through MTS-Bermuda 39,431,500, 17,402,835 and 11,161,000 of our shares in the form of ADSs at an average prices of $78.5, $73.1 and $49.2 per ADS for a total amounts of $619.1 million, $254.4 million and $110.0 million, respectively.

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

        We did not repurchase any shares or ADSs in the year ended December 31, 2009.

        See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

  •
  For U.S. companies, the NYSE standards require that the audit committee have a minimum of three members. Russian law does not contain such a requirement. Our audit committee is comprised of two members.

  •
  For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and remuneration and appointments committee are comprised of independent directors, who meet on a regular basis in connection with their work on these committees.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 8, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 24, 2010 (English Translation).*
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No. 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (Registration No. 333-145190).
2.5	Amendment No. 4 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(5) to Form F-6 (Registration No. 333-166178).
4.1
Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.

Exhibits No.	Description
4.2	Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.
4.3	Loan Agreement between Mobile Telesystems Open Joint-Stock Company and MTS International Funding Limited dated 21 June 2010.
4.4
Non-Revolving Credit Facility Agreement No. 9656 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 2009 (English Translation).
4.5
Non-Revolving Credit Facility Agreement No. 9657 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 2009 (English Translation).
4.6
Non-Revolving Credit Facility Agreement No. 9463 between Joint Stock Commercial Savings Bank of the Russian Federation and OAO "COMSTAR—Integrated TeleSystems" dated June 8, 2007 (English Translation).
4.7
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
4.8
Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (Eluosi), Bank of China (UK) Limited, Joint-Stock Company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank PLC, ING Bank N.V., J.P. Morgan PLC, Societe Generale Corporate and Investment Banking Paris, Unicredit Bank Austria AG, WestLB AG London Branch and ZAO Unicredit Bank as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated May 18, 2009 is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.9	Agreement for the acquisition of 155,310,126 shares of Joint Stock Company COMSTAR—United TeleSystems and 6,715,140,080 shares of Closed Joint Stock Company United—TeleSystems dated October 12, 2009.
4.10
MTS License No. 61443 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Republic of Buryatiya, Sakha (Yakutia), Khabarovsk, Primorsky, Kamchatka, Zabaykalsky, Chukotsk, Jewish Autonomous Region, Amur, Irkutsk, Magadan, Sakhalin (English translation) is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.11
MTS License No. 33911 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.

Exhibits No.	Description
4.12	MTS License No. 58749 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.13
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
4.15
UMC License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.16
MTS License No. 46008 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.42 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.17
MTS License No. 49808 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.43 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.18
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

Exhibits No.	Description
4.21	MTS License No. 56082 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the city of Moscow and the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
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
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2009, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved at Annual Meeting of Shareholders on June 24, 2010 and will become effective upon registration with the Federal Tax Service.

**
Users of this data are advised that, pursuant to Rule 406T of Regulation S-T, XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: June 28, 2010
	By:	/s/ MIKHAIL V. SHAMOLIN
	Name:	Mikhail V. Shamolin
	Title:	President and Chief Executive Officer

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Open Joint-Stock Company "Mobile TeleSystems"

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Group changed its method of presentation and accounting for noncontrolling interests.

        As discussed in Note 2 to the consolidated financial statements, on October 12, 2009, the Group acquired 50.91% of Open Joint-Stock Company "Comstar—United TeleSystems" from Joint Stock Financial Corporation "Sistema", the majority shareholder of the Group, resulting in a change in reporting entity. The transaction was accounted for as a transaction under common control. Assets and liabilities were transferred at historical cost. The change in reporting entity was accounted for in a manner similar to a pooling of interests which has been reflected retrospectively from the first period presented herein.

        Further, as discussed in Note 14 to the consolidated financial statements, during the year ended December 31, 2009, the Group recognized an impairment charge on its investment in the shares of Open Joint-Stock Company "Telecommunication Investment Company" ("Svyazinvest") in the amount of $349 million. The carrying value of this investment was written down to $860 million as of December 31, 2009 based on the estimated fair value of the investment as of that date. In the absence of readily determinable fair value of the investment in Svyazinvest, management reached its conclusion based on the use of estimates incorporating various unobservable market inputs as discussed in Note 14. Because of the material uncertainties inherent in the valuation of Svyazinvest, the value the Group could realize had a disposal of this investment been made between a willing buyer and seller may differ materially from its resultant carrying amount.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion on the Group's internal control over financial reporting.

Moscow, Russia
April 29, 2010, except for Note 31,
as to which the date is June 25, 2010

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2009	2008 (restated— see Note 2)
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$2,522,831	$1,121,669
Short-term investments, including related party amounts of $13,413 and $339,396 (Note 5)	217,210	360,117
Trade receivables, net (Note 6)	593,102	443,184
Accounts receivable, related parties (Note 25)	19,973	70,620
Inventory and spare parts (Note 7)	238,693	141,113
Prepaid expenses, including related party amounts of $1,146 and $12,883	356,530	346,399
Deferred tax assets (Note 23)	212,687	213,091
VAT receivable	109,928	129,598
Other current assets, including assets held for sale of $18,519 and $46,426 (Note 2)	124,002	196,632

Total current assets	4,394,956	3,022,423

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $5,095,168 and $4,038,053 (Note 8), including advances given to related parties of $30,667 and $22,485	7,745,331	7,758,220
LICENSES, net of accumulated amortization of $341,421 and $295,056 (Notes 3 and 10)	364,722	488,381
GOODWILL (Notes 3 and 11)	803,773	469,471
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $1,277,417 and $971,106 (Notes 3 and 12)	1,067,336	1,230,643
DEBT ISSUANCE COSTS, net of accumulated amortization of $114,251 and $83,360	127,069	37,737
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 13)	220,450	249,887
INVESTMENTS IN SHARES OF SVYAZINVEST (Note 14)	859,669	1,240,977
OTHER INVESTMENTS, including related party amounts of $73,987 and $85,720 (Note 15)	78,893	111,559
OTHER NON-CURRENT ASSETS, including restricted cash of $6,389 and $23,572 (Note 16), deferred tax assets of $97,355 and $63,507 (Note 23) and related party amounts of $1,615 and $1,006	118,546	107,881

Total assets	$15,780,745	$14,717,179

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2009	2008 (restated— see Note 2)
CURRENT LIABILITIES:
Accounts payable, related parties (Note 25)	$87,403	$226,482
Trade accounts payable	504,967	875,428
Deferred connection fees, current portion (Note 19)	46,930	55,012
Subscriber prepayments and deposits	501,351	438,723
Debt, current portion (Note 17), including related party amounts of $10,278 and $76,710 (Note 25)	780,514	1,677,529
Notes payable, current portion (Note 17)	1,218,084	10,435
Capital lease obligation, current portion, including related party amounts of $1,344 and $5,693 (Note 9)	3,173	8,253
Income tax payable	16,136	23,102
Accrued liabilities (Note 22)	825,413	563,317
Bitel liability (Note 30)	170,000	170,000
Other payables	103,962	74,760

Total current liabilities	4,257,933	4,123,041

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 17)	1,391,549	1,578,540
Debt, net of current portion (Note 17), including related party amounts of $15,929 and $18,066 (Note 25)	4,935,275	2,089,488
Capital lease obligation, net of current portion, including related party amounts of $146 and $1,352 (Note 25)	921	4,030
Deferred connection fees, net of current portion (Note 19)	116,168	119,213
Deferred taxes (Note 23)	298,453	190,712
Retirement and post-retirement obligations (Note 27)	25,537	29,250
Property, plant and equipment contributions (Note 20)	90,349	93,197
Long term accounts payable, related parties (Note 25)	38,273	36,807
Other long-term liabilities	140,957	87,246

Total long-term liabilities	7,037,482	4,228,483

Total liabilities	11,295,415	8,351,524

COMMITMENTS AND CONTINGENCIES (Note 30)	—	—
Redeemable noncontrolling interests	82,261	145,748
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2009 and 2008, 777,396,505 of which are in the form of ADS as of December 31, 2009 and 2008) (Note 26)	50,558	50,558
Treasury stock (76,456,876 and 108,273,338 common shares at cost as of December 31, 2009 and 2008)	(1,054,926)	(1,426,753)
Additional paid-in capital	—	1,090,521
Accumulated other comprehensive loss	(754,524)	(451,264)
Retained earnings	5,135,842	5,642,856

Nonredeemable noncontrolling interest	1,026,119	1,313,989

Total shareholders' equity	4,403,069	6,219,907

Total liabilities and shareholders' equity	$15,780,745	$14,717,179

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2009	2008 (restated— see Note 2)	2007 (restated— see Note 2)
NET OPERATING REVENUE
Services revenue and connection fees (including related party amounts of $72,149, $209,990 and $178,312, respectively)	$9,505,837	$11,822,006	$9,634,698
Sales of handsets and accessories(including related party amounts of $20,689, $1,500 and $nil, respectively)	317,705	78,928	89,208

	9,823,542	11,900,934	9,723,906
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $50,389, $232,689 and $161,500, respectively)	2,004,690	2,447,210	1,863,797
Cost of handsets and accessories	349,304	169,925	158,848
General and administrative expenses (including related party amounts of $68,903, $53,870 and $43,416, respectively) (Note 28)	1,968,193	2,159,777	1,853,624
Provision for doubtful accounts	109,632	154,782	67,720
Impairment of long-lived assets	75,064	1,333	18,556
Impairment of goodwill	—	49,891	—
Other operating expenses (including related party amounts of $12,207, $12,008 and $8,349, respectively)	173,622	188,310	126,308
Sales and marketing expenses (including related party amounts of $156,733, $241,814 and $200,600, respectively)	755,902	931,245	775,240
Depreciation and amortization expenses	1,839,568	2,151,125	1,674,885

Net operating income	2,547,567	3,647,336	3,184,928
CURRENCY EXCHANGE AND TRANSACTION LOSS/(GAIN)	252,945	565,663	(161,856)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $53,940, $55,018 and $26,377)	(108,543)	(70,860)	(53,507)
Interest expense, net of capitalized interest (including related party amounts of $3,613, $9,400 and $4,270)	571,719	233,863	192,237
Equity in net income of associates (Note 13)	(60,313)	(75,688)	(71,116)
Change in fair value of derivatives (Note 21)	5,420	41,554	145,860
Impairment of investments (including related party amounts of $349,370, $nil and $21,814) (Notes 14,15)	368,355	—	22,691
Other expenses, net (including related party amounts of $nil, $2,967 gain and $5,919 loss)	23,254	22,745	38,781

Total other expenses, net	799,892	151,614	274,946

Income before provision for income taxes and noncontrolling interests	1,494,730	2,930,059	3,071,838
PROVISION FOR INCOME TAXES (Note 23)	503,955	742,881	852,015

NET INCOME	990,775	2,187,178	2,219,823
NET (LOSS)/INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(13,704)	187,059	132,408

NET INCOME ATTRIBUTABLE TO THE GROUP	1,004,479	2,000,119	2,087,415

Weighted average number of common shares outstanding—basic (Note 2)	1,885,750,147	1,921,934,091	1,973,354,348
Weighted average number of common shares outstanding—diluted (Note 2)	1,885,750,147	1,921,934,091	1,974,074,908
Earnings per share, basic and diluted (Note 2)	$0.53	$1.04	$1.06

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2007	1,993,326,138	$50,558	(15,922,128)	$(114,778)	$1,148,074	$76,515	$3,578,787	$4,739,156	$1,231,058	$5,970,214	$—

Comprehensive income:
Net income	—	—	—	—	—	—	2,087,416	2,087,416	127,869	2,215,285	4,539
Currency translation adjustment, net of tax of $14,513	—	—	—	—	(214)	360,263	—	360,049	90,621	450,670	—
Effect of change in functional currency	—	—	—	—	—	358,997	—	358,997	—	358,997	—
Change in fair value of interest rate swaps, net of tax of $352 (Note 21)	—	—	—	—	—	(1,114)	—	(1,114)	—	(1,114)	—
Unrecognized actuarial gains, net of tax of $nil (Note 27)	—	—	—	—	—	(4,781)	—	(4,781)	(4,308)	(9,089)	—

Total comprehensive income								2,800,567	214,182	3,014,749
Dividends declared	—	—	—	—	—	—	(742,475)	(742,475)	(35,993)	(778,468)	—
Stock options of MTS exercised (Note 24)	—	—	848,126	869	5,188	—	—	6,057	—	6,057	—
Call option of Comstar-UTS exercised (Note 21)	—	—	—	—	(1,756)	(4,169)	72,833	66,908	478,774	545,682	—
Acquisition of K-Telecom, net of tax (Note 3)	—	—	—	—	—	—	(76,069)	(76,069)	—	(76,069)	85,232
Accrued compensation costs (Note 24)	—	—	—	—	2,486	—	—	2,486	(309)	2,177	—
Repurchase of common stock of MTS (Note 26)	—	—	(17,402,835)	(254,443)	—	—	—	(254,443)	—	(254,443)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	1,450	—	—	1,450	(63,071)	(61,621)	—
Distribution to the controlling shareholder of Stream-TV	—	—	—	—	(8,473)	—	—	(8,473)	(7,635)	(16,108)	—
Effect of FIN No. 48 implementation	—	—	—	—	—	—	(9,683)	(9,683)	(2,929)	(12,612)	—

Balances at December 31, 2007	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$1,146,755	$785,711	$4,910,809	$6,525,481	$1,814,077	$8,339,558	$89,771

Comprehensive income/(loss):
Net income	—	—	—	—	—	—	2,000,119	2,000,119	177,261	2,177,380	9,798
Currency translation adjustment, net of tax of $nil	—	—	—	—	—	(1,233,846)	—	(1,233,846)	(303,866)	(1,537,712)	—
Change in fair value of interest rate swaps, net of tax of $3,826 (Note 21)	—	—	—	—	—	(16,359)	—	(16,359)	—	(16,359)	—
Unrecognized actuarial gains, net of tax of $nil (Note 27)	—	—	—	—	—	536	—	536	1,085	1,621	—

Total comprehensive income/(loss)								750,450	(125,520)	624,930
										—	—
Dividends declared	—	—	—	—	—	—	(1,221,893)	(1,221,893)	(38,196)	(1,260,089)	—
Stock options of MTS exercised (Note 24)	—	—	1,397,256	1,432	7,751	—	—	9,183	—	9,183	—
Put option of Comstar-UTS exercised (Note 21)	—	—	—	—	(9,358)	12,694	—	3,336	(274,472)	(271,136)	—
Accrued compensation costs (Note 24)	—	—	—	—	3,489	—	—	3,489	—	3,489	—
Repurchase of common stock of MTS (Note 26)	—	—	(77,193,757)	(1,059,833)	—	—	—	(1,059,833)	—	(1,059,833)	—
Reorganization of Comstar Direct (Note 3)	—	—	—	—	(6,539)	—	—	(6,539)	(20,283)	(26,822)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(2,730)	(2,730)	—	(2,730)	2,730
Change in fair value of noncontrolling interest of Dagtelecom	—	—	—	—	—	—	(43,449)	(43,449)	—	(43,449)	43,449
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	—	—	(6,352)	(6,352)	—
Cash paid by Comstar-UTS for the acquisition of Stream TV	—	—	—	—	(51,577)	—	—	(51,577)	(35,265)	(86,842)	—

Balances at December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,090,521	$(451,264)	$5,642,856	$4,905,918	$1,313,989	$6,219,907	$145,748

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,090,521	$(451,264)	$5,642,856	$4,905,918	$1,313,989	$6,219,907	$145,748

Comprehensive income/(loss):
Net income/(loss)	—	—	—	—	—	—	1,004,479	1,004,479	(18,063)	986,416	4,359
Currency translation adjustment, net of tax of $7,910	—	—	—	—	—	(197,429)	—	(197,429)	(30,240)	(227,669)	(4,399)
Change in fair value of derivatives, net of tax of $5,895 (Note 21)	—	—	—	—	—	(23,579)	—	(23,579)	—	(23,579)	—
Unrecognized actuarial losses, net of tax of $nil (Note 27)	—	—	—	—	—	1,003	—	1,003	1,808	2,811	—

Total comprehensive income/(loss)								784,474	(46,495)	737,979
											—
Dividends declared	—	—	—	—	—	—	(1,221,381)	(1,221,381)	(1,005)	(1,222,386)	—
Accrued compensation costs (Note 24)	—	—	—	—	1,173	—	—	1,173	—	1,173	—
Acquisition of Comstar-UTS	—	—	—	—	(1,079,559)	—	(242,699)	(1,322,258)	—	(1,322,258)	—
Legal acquisition of Stream-TV (Note 3)	—	—	—	—	(1,616)	43	—	(1,573)	(1,470)	(3,043)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	7,495	7,495	—	7,495	(7,495)
Dividends paid to noncontrolling interest of K-Telecom	—	—	—	—	—	—	—	—	—	—	(12,503)
Increase in ownership in subsidiaries (Note 3)	—	—	31,816,462	371,827	(10,519)	(83,298)	(54,908)	223,102	(238,900)	(15,798)	(43,449)

Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(754,524)	$5,135,842	$3,376,950	$1,026,119	$4,403,069	$82,261

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2009	2008 (restated— see Note 2)	2007 (restated— see Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$990,775	$2,187,178	$2,219,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,839,568	2,151,125	1,674,885
Currency exchange and transaction loss/(gain)	212,761	578,643	(168,083)
Impairment of investments	368,355	—	22,691
Impairment of long-lived assets	75,064	1,333	18,556
Impairment of goodwill	—	49,891	—
Debt issuance cost amortization	36,892	22,087	26,425
Amortization of deferred connection fees	(67,057)	(95,080)	(122,707)
Equity in net income of associates	(60,313)	(75,688)	(71,116)
Provision for doubtful accounts	109,632	154,782	67,720
Inventory obsolescence expense and other provisions	12,225	3,599	4,932
Deferred taxes	101,444	(206,102)	(85,021)
Gain from deconsolidation of a subsidiary	—	—	(8,874)
Write-off of not recoverable VAT receivable	9,652	48,374	17,516
Change in fair value of derivatives	5,420	41,554	145,860
Other non-cash items	6,153	(10,367)	16,787
Changes in operating assets and liabilities:
Increase in accounts receivable	(216,654)	(162,908)	(173,621)
(Increase) / decrease in inventory	(111,998)	7,273	67,262
Decrease / (increase) in prepaid expenses and other current assets	14,676	(257,682)	49,840
Decrease in VAT receivable	8,914	128,335	12,567
Increase in trade accounts payable, accrued liabilities and other current liabilities	235,244	436,915	131,030
Dividends received	25,355	26,692	4,900

Net cash provided by operating activities	3,596,108	5,029,954	3,851,372

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(270,540)	(86,951)	(1,087,031)
Purchases of property, plant and equipment	(1,942,402)	(2,207,861)	(1,633,942)
Purchases of intangible assets	(385,907)	(404,964)	(265,030)
Proceeds from sale of property, plant and equipment and assets held for sale	28,606	35,636	26,710
Purchases of short-term investments	(519,129)	(569,377)	(670,360)
Proceeds from sale of short-term investments	642,164	590,579	364,440
Purchase of a derivative financial instrument	—	(19,422)	—
Purchase of other investments	(613)	(49,922)	(18,574)
Proceeds from sales of other investments	44,003	425	38,745
Investments in and advances to associates	1,950	(3,654)	—
Decrease / (increase) in restricted cash	17,182	7,522	(2,278)

Net cash used in investing activities	(2,384,686)	(2,707,989)	(3,247,320)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2009	2008 (restated— see Note 2)	2007 (restated— see Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	9,183	6,057
Cash payments for the acquisition of Comstar-UTS, Stream TV and non-controlling interests (Note 3)	(1,333,418)	(109,442)	—
Repurchase of Comstar-UTS shares (Note 3)	—	(100,000)	(32)
Disposal of Comstar-UTS shares (Note 3)	—	—	322,237
Contributions from SMM, related party	—	4,439	—
Proceeds from issuance of notes	1,003,226	986,004	—
Repurchase of common stock	—	(1,059,833)	(254,443)
Repayment of notes	(9,182)	(565,074)	—
Notes and debt issuance cost	(105,137)	(6,693)	(1,863)
Capital lease obligation principal paid	(15,592)	(14,785)	(22,146)
Dividends paid	(1,261,728)	(1,144,719)	(794,311)
Proceeds from loans	3,598,100	894,803	1,362,695
Loan principal paid	(1,728,544)	(572,425)	(876,263)

Net cash provided by/ (used in) financing activities	147,725	(1,678,542)	(258,069)

Effect of exchange rate changes on cash and cash equivalents	42,015	(342,338)	112,717

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,401,162	301,085	458,700
CASH AND CASH EQUIVALENTS, beginning of the year	1,121,669	820,584	361,884

CASH AND CASH EQUIVALENTS, end of the year	$2,522,831	$1,121,669	$820,584

SUPPLEMENTAL INFORMATION:
Income taxes paid	$432,066	$1,035,095	$937,448
Interest paid	510,784	285,212	265,054
Non-cash investing and financing activities:
Contributed property, plant and equipment	$3,213	$3,194	$6,299
Building contributed in the share capital of Sistema Mass Media	—	—	4,751
Additions to network equipment and software under capital lease	830	5,673	6,037
Purchase of Comstar-UTS' shares funded by issuing of the promissory note	—	365,552	—
Equipment acquired through vendor financing	27,983	13,198	2,770
Amounts owed for capital expenditures	236,364	604,641	383,834
Payable related to business acquisitions	37,985	31,719	14,639

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

        Business of the Group—Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC", or "the Company") was incorporated on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS.

        In these notes, "MTS" or the "Group" refers to Mobile TeleSystems OJSC and its subsidiaries.

        The Group provides a wide range of telecommunications services, including voice and data transmission, internet access, various value added services through wireless and fixed lines as well as selling equipment and accessories. Group's principal operations are located in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange ("MICEX").

        During the year ended December 31, 2009 through a series of transactions the Group acquired a 61.97% stake in Open Joint-Stock Company Comstar—United TeleSystems ("Comstar-UTS"), a provider of fixed line telecommunication services in Russia and the CIS, from Joint-Stock Financial Corporation Sistema ("Sistema") (Note 3). Acquisition of Comstar-UTS provided access to important growth markets in commercial and residential broadband which gives rise to the development of convergent telecommunication services.

        During the year ended December 31, 2009, the Group started to expand its own retail network, operated by Russian Telephone Company CJSC, a wholly owned subsidiary of MTS OJSC. During 2009 following this strategy the Group acquired a number of Russian federal and regional mobile retailer operators (Note 3).

        Ownership—As of December 31, 2009 and 2008, MTS' shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2009	2008
Joint-Stock Financial Corporation Sistema	33.2%	33.7%
Sistema Holding Limited ("Sistema Holding"), a subsidiary of Sistema	10.1%	10.3%
Invest-Svyaz CJSC ("Invest-Svyaz"), a subsidiary of Sistema	8.4%	8.5%
VAST, Limited Liability Company ("VAST"), a subsidiary of Sistema	3.1%	3.2%
ADS Holders	40.6%	41.2%
Free float, GDR Holders and others	4.6%	3.1%

	100.0%	100.0%

        The effective ownership of Sistema in MTS was 54.8% and 55.7% as of December 31, 2009 and 2008, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Accounting principles—The Group's entities maintain accounting books and records in local currencies of their domicile in accordance with the requirements of respective accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in terms of U.S. Dollars.

        The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect certain adjustments, not recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting, depreciation and valuation of property, plant and equipment, intangible assets and investments.

        Basis of consolidation—Wholly-owned and majority-owned subsidiaries where the Group has operating and financial control are consolidated. All intercompany accounts and transactions are eliminated upon consolidation. Those ventures where the Group exercises significant influence but does not have operating and financial control are accounted for using the equity method. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated statements of financial position. The Group's share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 13. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

        The acquisition of Comstar-UTS, an entity under common control, in the fourth quarter of 2009 (Note 3) has resulted in change in the reporting entity. The consolidated financial statements presented for the periods subsequent to the acquisition include the accounts of MTS OJSC and its subsidiaries, in which MTS OJSC exercises control through the ownership of majority voting interest. As the Group and Comstar-UTS are under the common control of Sistema, the assets and liabilities acquired were recorded at the historical carrying value and the consolidated financial statements were retroactively

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

restated to reflect the Group as if Comstar-UTS had been owned since the beginning of the earliest period presented. The following table presents the significant effects of this restatement.

	As previously reported	Comstar-UTS	Eliminations and other*	As restated
As of December 31, 2008:
Total current assets	$2,368,734	$673,577	$(19,888)	$3,022,423
Goodwill	377,982	91,489	—	469,471
Property, plant and equipment, net	5,900,129	1,858,091	—	7,758,220
Intangible assets, net	1,392,131	230,050	96,843	1,719,024
Investments in shares of Svyasinvest	—	1,240,977	—	1,240,977
Other non-current assets	409,358	98,143	(437)	507,064

Total assets	10,448,334	4,192,327	76,518	14,717,179

Total current liabilities	3,307,141	852,192	(36,292)	4,123,041
Total long-term liabilities	3,062,798	1,133,836	31,849	4,228,483

Total liabilities	6,369,939	1,986,028	(4,443)	8,351,524

Redeemable noncontrolling interest	—	—	145,748	145,748
Shareholders' equity attributable to the Group	4,054,896	798,517	52,505	4,905,918
Nonredeemable noncontrolling interests	23,499	703,891	586,599	1,313,989

Total equity	$4,078,395	$1,502,408	$639,104	$6,219,907

*
Includes the effect of implementation of the provisions of EITF Topic D-98 (see Recently adopted accounting pronouncements).

	As previously reported	Comstar-UTS	Eliminations and other*	As restated
For the year ended December 31, 2008:
Net operating revenue	$10,245,293	$1,765,226	$(109,585)	$11,900,934
Net operating income	3,203,492	441,192	2,652	3,647,336
Income before provision for income taxs and noncontrolling interests	2,570,684	355,134	4,241	2,930,059
Net income	1,940,063	242,694	4,421	2,187,178
Net income attributable to the Group	1,930,419	109,912	(40,212)	2,000,119
EPS, basic and diluted, U.S. Dollars	$1.00			$1.04

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

	As previously reported	Comstar-UTS	Eliminations and other*	As restated
For the year ended December 31, 2007:
Net operating revenue	$8,252,378	$1,562,291	$(90,763)	$9,723,906
Net operating income	2,733,846	451,635	(553)	3,184,928
Income before provision for income taxs and noncontrolling interests	2,829,088	245,517	(2,767)	3,071,838
Net income	2,090,818	131,597	(2,592)	2,219,823
Net income attributable to the Group	2,071,504	35,176	(19,265)	2,087,415
EPS, basic and diluted, U.S. Dollars	$1.05			$1.06

*
Includes the effect of implementation of the provisions of EITF Topic D-98 (see Recently adopted accounting pronouncements).

        As of December 31, 2009 and 2008, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method
		2009	2008
Sibintertelecom	Consolidated	100.0%	100.0%
Dagtelecom	Consolidated	100.0%	74.9%
Russian Telephone Company ("RTC")	Consolidated	100.0%	100.0%
Evrotel	Consolidated	100.0%	—
Ukrainian Mobile Communications ("UMC")	Consolidated	100.0%	100.0%
MTS Finance(1)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	100.0%
BCTI	Consolidated	100.0%	100.0%
MTS Bermuda(2)	Consolidated	100.0%	100.0%
K-Telekom	Consolidated	80.0%	80.0%
Comstar-UTS	Consolidated	64.0%	59.4%
MTS Belarus	Equity	49.0%	49.0%
TS-Retail	Equity	34.6%	33.9%

(1)
Represents beneficial ownership.

(2)
A wholly-owned subsidiary established to repurchase the Group's ADSs.

        Functional currency translation methodology—As of December 31, 2009, the functional currencies of the Group entities were the following:

  •
  For entities incorporated in Russian Federation, MTS Bermuda and MTS Finance—Russian ruble ("RUB");

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

  •
  For UMC—Ukrainian hryvnia;

  •
  For Turkmen branch of BCTI—Turkmenian manat;

  •
  For K-Telecom—Armenian dram;

  •
  For MTS-Belarus—Belarusian ruble; and

  •
  For Uzdunrobita and other entities—U.S. Dollar ("USD").

        The Group's reporting currency is U.S. Dollars. Remeasurement of financial statements into functional currencies where applicable and translation of financial statements into U.S. Dollars has been performed as follows:

        For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period-end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at average rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations.

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end statement of financial position items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at average exchange rate for the period. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

        Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, income tax benefits, the recoverability of investments, goodwill, intangible assets and other long-lived assets, certain accrued liabilities and valuation of financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

        Short-term investments and loans—Short-term investments generally represent investments in promissory notes, loans and time deposits which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at amortized cost.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Accounts receivable—Accounts receivable are stated net of allowance for doubtful accounts. Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

        Provision for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable, advances given, loans and other receivables. Such allowance reflects either specific cases, collection trends or estimates based on evidence of collectibility. For changes in the provision for doubtful loans and accounts receivable see Notes 5 and 6, respectively.

        Prepaid expenses—Prepaid expenses primarily comprise advance payments made to vendors for inventory and services.

        Inventory—Inventory mainly consists of handsets and accessories held for sale, cables and spare parts to be used for equipment maintenance within the next twelve months and advertising materials. Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method.

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

        Assets held for sale—In 2006, the Group management decided to discontinue use of certain telecommunication equipment ("Lucent equipment") in accordance with the Group's network development strategy. The Group accounts for Lucent equipment in accordance with the authoritative guidance on property, plant and equipment, and reports Lucent equipment at the lower of its carrying amount or fair value less costs to sell. The fair value of these assets held for sale was considered a Level 3 valuation as it was based on significant unobservable inputs. The equipment had a fair value less costs to sell of approximately $46.4 million and $67.4 million as of December 31, 2009 and 2008, respectively.

        The Group initially negotiated with a third party to sell this equipment during the year ended December 31, 2007. However, due to the wide range of geographical areas in which the equipment was located and its diversity, the Group reconsidered the time needed to sell the equipment in 2007 and, as a result, the original plan of sale was extended. The amount of Lucent equipment sold during 2008 and 2009 equaled $12.8 million and $25.2 million, respectively. The remaining part of Lucent equipment held for sale in the amount of $18.5 million is expected to be sold during 2010 and was classified as other current assets in the accompanying consolidated statement of financial position as of December 31, 2009.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Due to the fact that the initial plan of sale was reconsidered, the fair value of Lucent equipment was determined using the discounted cash flows based on an updated expected timing of sale. As a result, an impairment loss on Lucent equipment in the amount of $6.8 million was recorded as other operating expenses in the Group's consolidated statement of operations for the year ended December 31, 2007. This loss is entirely attributable to the "Russia Mobile" operating reportable segment. No impairment loss on Lucent equipment was recorded during the years ended December 31, 2008 and 2009.

        Long-term investments and loans—Long-term financial instruments consist primarily of long-term investments and loans and long-term debt. Since quoted market prices are not readily available for all of its long-term investments and loans, the Group estimates their fair values based on the use of estimates incorporating various unobservable market inputs.

        The Group does not discount promissory notes of and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

        Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment transferred to MGTS free of charge are capitalized at their fair value at the date of transfer, and corresponding liability is recorded and amortized to the consolidated statements of operations over the contributed asset's useful life. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Mobile telecommunication equipment	5 - 12 years
Fixed line telecommunication equipment	7 - 31 years
Leasehold improvements	Lesser of estimated useful life and lease term (1 - 10 years)
Buildings and constructions	20 - 50 years
Other fixed assets	3 - 25 years

        Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized. Interest expense incurred during the construction phase of MTS' network is capitalized as part of property, plant and equipment until the relevant projects are completed and placed into service.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Asset retirement obligations—The Group calculates asset retirement obligations and an associated asset retirement cost when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group's obligations relate primarily to the cost of removing its equipment from sites. The Group recorded the present value of asset retirement obligations as other long-term liabilities in the consolidated statement of financial position.

        License costs—License costs are capitalized as a result of (a) the purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2009, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. However, the Group has limited experience with the renewal of its existing licenses covering the territories of the Group's foreign subsidiaries. Management believes that licenses required for the Group's operations will be renewed upon expiration, though there is no assurance of such renewals and the Group has limited experience in seeking renewal of its licenses.

        License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity, which is from three to fifteen years.

        Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group's charter capital. Telephone numbering capacity with a finite contractual life is being amortized over the contract period which varies from two to ten years. The rights to use premises are being amortized over five to fifteen years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the authoritative guidance on intangibles.

        For acquisitions before January 1, 2009 goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in purchase business combination and is not amortized. For the acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill (see Note 11).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Software and other intangible assets are amortized over one to fifty years. Customer bases are amortized on a straight-line basis over their respective estimated average subscriber life, being from 20 to 240 months. Rights to use radio frequencies are amortized over the period of their contractual life, being from two to fifteen years. All finite-life intangible assets are amortized using the straight-line method.

        Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $75.1 million, $1.3 million and $10.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The impairment amounts were reported within other operating expenses in the accompanying consolidated statement of operations. The losses are entirely attributable to the "Russia Mobile" operating reportable segment.

        Investments impairment—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value (see Note 14 and 15).

        Leasing arrangements—Entities of the Group lease operating facilities which include switches, other network equipment, vehicles, premises and sites to install base stations equipment and towers. Rentals payable under operating leases are charged to the statements of operation on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the statement of financial position. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Revenue recognition—Revenue include all revenues from the ordinary business activities of MTS. Revenues are recorded net of value-added tax. They are recognized in the accounting period in which they are earned in accordance with the realization principle:

        Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or period of time (monthly subscription fees).

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	14 - 60 months
Residential wireline voice phone subscribers	15 years
Residential subscribers of broadband internet service	1 year
Other fixed line subscribers	3 - 5 years

        The Group calculates an average life of mobile subscribers for each region in which it operates and amortizes regional connection fees.

        Sales of handsets and accessories—MTS sells wireless handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of wireless handsets and accessories when the products are delivered to and accepted by the customer, as it is considered to be a separate earnings process from the sale of wireless services in accordance with the authoritative guidance on multiple-element arrangements. The costs of wireless handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when the associated revenue is recognized.

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

        Prepaid cards—MTS sells prepaid cards to subscribers, separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as customer advances. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer uses the airtime or the card expires.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Roaming discounts—Group entered into roaming discount agreements with a number of wireless operators. According to the terms of the agreements MTS is obliged to provide and entitled to receive a discount that is generally dependant on the volume of inter operator roaming traffic. The Group accounts for rebates received from and granted to roaming partners in accordance with the authoritative guidance on customer payments and incentives. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available information. The Group accounts for discounts received as a reduction of roaming expenses and rebates granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in consolidated statement of financial position.

        Income taxes—The Group recognizes income tax positions if it is more likely than not that they will be sustained on a tax audit, including resolution of related appeals or litigation processes, if any, and measures them as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that the assets will not be realized (see Note 23). Interests and penalties related to uncertain tax positions are recognized in income tax expense.

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were $336.3 million, $475.6 million and $422.9 million, respectively.

        Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2009, 2008 and 2007 were $72.3 million, $84.5 million and $104.5 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2009, 2008 and 2007, were $534.3 million, $211.8 million and $187.4 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds, on behalf of all its employees.

        In Russia all social contributions are represented by a unified social tax ("UST") calculated by the application of a regressive rate from 26% to 2% of the annual gross remuneration of each employee. The UST is allocated to three social funds, including the pension fund, where the rate of contributions

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

varies from 20% to 2%, depending on the annual gross salary of employee. These contributions are expensed as incurred. The amount of UST paid by the Group in Russia amounted to $95.2 million, $122.3 million and $99.6 million in 2009, 2008 and 2007, respectively.

        Effective January 1, 2010, UST was abolished and replaced with direct contributions to the Pension Fund of the Russian Federation, Social Security Fund of the Russian Federation and Medical Insurance Fund of the Russian Federation.

        MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes current service costs and amortization of prior service costs. The expense is recognized during an employee's years of active service with MGTS. The recognition of expense for retirement pension plans is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the authoritative guidance on retirement benefits.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to $64.9 million, $14.9 million and $12.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

        The Group does not participate in any pension funds other than described above.

        Earnings per share—Basic earnings per share ("EPS") have been determined using the weighted average number of MTS shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees.

        Financial instruments and hedging activities—From time to time to optimize the structure of business acquisitions and to defer payment of the purchase price the Group enters into put and call option agreements to aquire noncontrolling stake in the existing subsidiary. These put and call option agreements are classified as redeemable securities and are accounted for at redemption value which is generally the fair value of redemable noncontrolling interests as of reporting date. Fair value of redeemable noncontrolling interests is assessed based on discounted future cash flows of the acquired entity ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in redemption value of redemable noncontrolling interests are accounted for in the Group's retained earnings. Redemable noncontrolling interests are presented as temporary equity in the consolidated statement of financial position.

        The Group uses derivative instruments, including swap, forward and option contracts to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statement of financial position. The Group reviews its fair value hierarchy classifications quarterly. Changes in significant observable valuation inputs identified during these reviews may trigger

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2009 and 2008 no reclassifications occurred. The fair value measurement of the Group's hedging agreements is based on the observable yield curves for similar instruments.

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of operations (Note 21).

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of issued notes based on MICEX and the Luxembourg stock exchange quotes as of December 31, 2009, is disclosed in Note 21.

        Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2009.

        Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources.

        Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on stock compensations. Under the provisions of this guidance companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operation. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments.

        The Group adopted the guidance using the modified-prospective-application transition method. Under this transition method, compensation cost for all share-based awards granted prior to, but not yet vested as of December 31, 2006, was determined based on the grant date fair value estimated using the same assumptions and taking into account the estimated forfeitures.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Recently adopted accounting pronouncements—On January 1, 2008, the Group adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on fair value measurements for financial assets and liabilities which provides a single definition of fair value, establishes a framework for measuring fair value and expands disclosure requirements of fair value measurement. On January 1, 2009, the Group adopted this guidance for all non-financial instruments accounted for at fair value on a non-recurring basis. The full adoption of this guidance did not have a material impact on the Group's consolidated financial position, results of operations or cash flows at the date of adoption.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on business combinations, including assets acquired and liabilities assumed arising from contingencies. This guidance significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Upon the adoption of this guidance, the Group was required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of this guidance, contingent consideration is to be recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price. Also, changes to valuation allowances for acquired deferred income tax assets and adjustments to unrecognized tax benefits acquired generally are to be recognized as adjustments to income tax expense rather than goodwill. The impact of the adoption of the new guidance on the Group's consolidated financial statements is largely dependent on the size and nature of the future business combinations. In 2009 the Group recognized acquisition-related costs in the amount of $11.3 million in the consolidated statement of operations and recorded a liability for contingent consideration in amount of $30.8 million in its consolidated statement of financial position as of December 31, 2009.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB that changes the accounting for noncontrolling interests in the consolidated financial statements. Noncontrolling interests (previously referred to as "minority interest") are to be reported as part of consolidated net earnings, and the accumulated amount of noncontrolling interests is to be included as part of shareholders' equity. In addition to these financial reporting changes, the guidance provides for significant changes in accounting related to noncontrolling interests; specifically, increases and decreases in the Group's controlling financial interests in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings. The adoption of the new guidance resulted in the reclassification of noncontrolling interests to equity and presentation of net income and other comprehensive income gross of amounts attributable to noncontrolling shareholders of the subsidiaries of the Group.

        In connection with the issuance of the guidance on noncontrolling interests, EITF Topic D-98, Classification and Measurement of Redeemable Securities, (further—"Topic D-98") was revised to include the SEC Staff's views regarding the interaction between Topic D-98 and the new guidance. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

required by Topic D-98 applies to noncontrolling interests (e.g., when the noncontrolling interest is redeemable at a fixed price or fair value by the holder or upon the occurrence of an event that is not solely within the control of the issuer). The revisions to Topic D-98 that are specific to accounting for noncontrolling interests should be applied no later than the effective date of the new guidance. The implementation of the provisions of Topic D-98 as of January 1, 2009 resulted in reduction of Group's retained earnings by $122.2 million (there of $78.8 million related to the redeemable noncontrolling interest in K-Telecom and $43.5 million related to the redeemable noncontrolling interest in Dagtelecom).

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The adoption of this guidance did not result in a significant impact of the Group's financial position, results of operations and cash flows.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB which modifies the determination of the useful life of intangible assets from a requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions to one that requires an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This guidance also requires disclosure of information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and ability to renew or extend the arrangements. The adoption of this guidance did not result in a significant impact of the Group's financial position, results of operations and cash flows for the year ended December 31, 2009. The Group expects that the new guidance will have an impact on its accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB for intangible assets acquired in a business combination or asset acquisition that an entity does not intend to actively use but intends to hold as defensive intangible assets to prevent others from obtaining access to them, referred to as defensive intangible assets. Historically, these assets have been typically allocated little or no value. Under this guidance defensive intangible assets are required to be accounted for as a separate identifiable asset recognized at fair value with an assigned useful life. The adoption of this guidance did not result in a significant impact of the Group's financial position, results of operations and cash flows for the year ended December 31, 2009. The Group expects that the new guidance will have an impact on its accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on equity method investment accounting considerations. This guidance considers the effects of the issuances of the new guidance related to business combinations and noncontrolling interests on an entity's

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

application of the equity method: determination of the initial carrying value of an equity-method investment, impairment assessment of an underlying indefinite-lived intangible asset of an equity-method investment, accounting for issuance of shares by an equity investee, and accounting for a change in an investment from the equity method to the cost method. The adoption of this guidance did not result in a significant impact of the Group's financial position, results of operations and cash flows.

        On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on an employer's disclosures regarding plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures required under this guidance are to provide users of financial statements with an understanding of (a) how investment allocation decisions are made; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets. The adoption of this guidance had no material impact on the Group's financial statements.

        On June 15, 2009, the Group prospectively adopted the authoritative guidance issued by the FASB regarding the accounting for, and disclosure of, events that occur after the statement of financial position date but before the financial statements are issued. The adoption of this guidance had no material impact on the Group's financial statements.

        On July 1, 2009, the Group adopted the FASB Accounting Standards Codification ("the Codification") and the revised guidance on Hierarchy of Generally Accepted Accounting Principles introduced by the FASB. The Codification became the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. With the adoption of this codification the Group has accordingly updated the financial statements disclosures.

        On October 1, 2009, the Group adopted additional guidance on measuring the fair value of liabilities issued by the FASB in August 2009 and effective the first interim or annual reporting period beginning after August 28, 2009. The new guidance specifies that the entity determine whether a quoted price exists for an identical liability when traded as an asset (i.e. a Level 1 fair value measurement) and if not, the entity must use a valuation technique based on the quoted price of a similar liability traded as an asset, or another valuation technique (i.e. market approach or income approach) and that the entity should not make a separate adjustment for restrictions on the transfer of a liability in estimating fair value. The adoption of this guidance had no material impact on the Group's financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        New accounting pronouncements—In June 2009, the FASB updated the guidance related to consolidation accounting for variable interest entities to require an enterprise to perform an analysis to determine whether the entity's variable interest or interests give it a controlling interest in a variable interest entity. The Group does not maintain any variable interest entities and as such, the adoption of this guidance, effective January 1, 2010, is not expected to have an impact on the Group's consolidated financial statements.

        In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, is not expected to have a significant impact on the Group's consolidated financial statements.

        In January 2010, the FASB issued additional guidance that requires new disclosures related to transfers into and out of Level 1 and Level 2 of fair value measurements and separate presentation of information about purchases, sales, issuances, and settlements in the roll forward for Level 3 inputs. The update also clarifies existing guidance for fair value measurements for each class of assets and liabilities as well as for disclosures about inputs and valuation techniques. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of the revised guidance will impact disclosures and will not have an impact on the Group's consolidated financial statements.

        In February 2010, the FASB updated the authoritative guidance on the accounting for, and disclosure of, subsequent events to remove the requirement for an entity that files or furnished financial statements with the SEC to disclose a date through which subsequent events have been evaluated in both originally issued and restated financial statements. Restated financial statements include financial statements revised as a result of correction of an error or retrospective application of US GAAP. The updated guidance removes potential conflicts with the SEC's literature. The Group adopted the revised guidance in February 2010.

3.     BUSINESS ACQUISITIONS AND DISPOSALS

        Acquisitions of certain retail chains—In 2009, in conjunction with the development of its own retail network, MTS acquired controlling interests in the number of retail chains in Russia. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation of the retail chains acquired as of the acquisition date:

	Telefon.ru	Eldorado	Teleforum	Total
Month of acquisition	February	March	October
Ownership interest acquired	100%	100%	100%
Current assets	$48,979	$2,467	$2,953	$54,399
Non-current assets	2,315	911	745	3,971
Brand	—	374	—	374
Goodwill	123,333	29,875	9,050	162,258
Current liabilities	(108,701)	(12,248)	(3,614)	(124,563)
Non-current liabilities	(5,926)	(115)	—	(6,041)

Fair value of contingent consideration	—	(3,414)	(6,934)	(10,348)
Consideration paid	$60,000	$17,850	$2,200	$80,050

        The Group's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill was mainly attributable to the synergies from the Group's ability to optimize the dealers' compensation structure and to maintain its subscriber market share in Russia. Goodwill is not deductible for income tax purposes and was assigned to "Russia Mobile" operating segment. Brand components are amortized over the periods of 6 months.

        Under the terms of the individual purchase agreements, the Group may have to pay additional consideration as follows:

  •
  up to $25 million during the period from 12 to 18 months for Telefon.ru;

  •
  up to $5 million in 12 months for Eldorado; and

  •
  up to $8.8 million in 12 months for Teleforum.

        The additional consideration may be reduced by the amount of tax liability related to the activities prior to the acquisition dates. The Group may also deduct amounts of any potential losses arising from the loss of control on any of Teleforum's outlets from the amount of contingent consideration. The financial statements reflect management's estimate of the fair value of the contingent consideration at the acquisition date.

        Eurotel acquisition—In December 2009, MTS acquired a 100% stake in Eurotel OJSC ("Eurotel"), a Russian federal back bone network operator, from a third party. The consideration paid comprised $90 million. Under the terms of agreement the Group shall pay contigent consideration of up to $20 million by the end of February 2011 should Eurotel complete the construction of certain fibre-optic lines and the Group retain control over the technical support agreements in relation to the optic cable lines. At the acquisition date the estimated fair value of this contingent consideration was $20 million.

        The acquisition was accounted for using the purchase method. The purchase price allocation for the acquisition has not been finalized as of the date of these financial statements, as the Group has not

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

completed the valuation of individual assets of Eurotel. The preliminary purchase price allocation for the acquisition was as follows:

Current assets	$15,517
Non-current assets	62,792
Goodwill	103,754
Current liabilities	(70,960)
Non-current liabilities	(1,103)

Fair value of contingent consideration	(20,000)
Consideration paid	$90,000

        The excess of the purchase price over the value of net assets acquired and the fair value of contingent consideration was preliminary allocated to goodwill which was assigned to the "Russia Fixed" operating segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the synergies from reduction of interconnect and internet-traffic expenses of the Group.

        Comstar-UTS acquisition—In October 2009, MTS acquired a 50.91% stake in Comstar-UTS, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema. Consideration paid amounted to RUB 39.15 billion ($1.32 billion as of October 12, 2009) or RUB 184.02 ($6.21) per global depositary receipt ("GDR").

        This acquisition has been accounted for as a common control transaction at carrying amount. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in additional paid-in capital of the Group in the amount of $1.080 billion and as a decrease in retained earnings in the amount of $242.7 million (see also Note 2).

        Further, in December 2009, in a series of transactions, the Group acquired a 14.2% stake in the Moscow City Networks OJSC ("MGTS") in exchange for 31,816,462 ordinary MTS shares (equal to RUB 7.17 billion based on the MICEX price on December 17, 2009, or RUB 225.4 per share, per the terms of the agreement with MGTS shareholder), representing 1.6% shares outstanding, previously held in treasury and $7.3 million in cash. The MGTS stake, represented by 2,462,687 ordinary shares and 11,135,428 preferred shares, were held by a wholly owned subsidiary of Comstar-UTS. Simultaneously, MTS received 46,232,000 shares, representing 11.06% of total shares outstanding, of Comstar-UTS from MGTS Finance S.A., a wholly owned subsidiary of MGTS. In addition, MTS paid Comstar-UTS a cash consideration of $8.3 million. The transaction was accounted for directly in equity.

        Kolorit acquisition—In September 2009, MTS acquired a 100% stake in Kolorit Dizayn Inc ("Kolorit"), a company providing outdoor advertising services in the territory of Uzbekistan, for $39.7 million in cash.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$993
Non-current assets	11,788
Brand	2,097
Goodwill	27,109
Current liabilities	(2,098)
Non-current liabilities	(235)

Consideration paid	$39,654

        Goodwill is mainly attributable to synergies from advertising cost optimization. Goodwill is not deductible for income tax purposes and was assigned to the "Uzbekistan Mobile" operating segment.

        Dagtelecom acquisition—In January 2009, Glaxen Corp. ("Glaxen"), the minority shareholder of Dagtelecom, exercised its put option over its 25.5% stake in the company. Consideration payable by the Group on the put option agreement comprised $51.3 million. Payment made by the Group was reduced by $12.5 million to offset the loan receivable from Glaxen at the date of acquisition. The transaction was accounted for directly in equity.

        Acquisitions of controlling interests in regional fixed line operators—In 2008, as a part of its program of regional expansion, Comstar-UTS has acquired controlling interests in certain alternative fixed-line operators in several regions of Russia. The acquisitions were accounted for using the purchase method of accounting.

        The following table summarizes the purchase price allocation of the fixed-line operators acquired as of the acquisition dates:

	Interlink Group	Strategia (Urals Telephone Company ("UTC")	Total
Month of acquisition	June	July
Ownership interest acquired	100%	100%
Current assets	$994	$4,194	$5,188
Property, plant and equipment	7,042	15,135	22,177
Goodwill	4,230	27,846	32,076
Subscriber base	—	12,553	12,553
Current liabilities	(2,928)	(6,280)	(9,208)
Non-current liabilities		(5,253)	(5,253)
Deferred tax liabilities	(910)	(4,710)	(5,620)

Consideration paid	$8,428	$43,485	$51,913

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Recognition of goodwill in the amounts of $4.2 million and $27.8 million from the acquisition of Interlink Group and UTC, respectively, was due to the economic potential of the markets the acquired companies operate in. Goodwill was recognized in the "Russia Fixed" operating segment.

        The Group's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill is not deductible for tax purposes. Subscriber base components are amortized over the periods ranging from 9 to 17 years, depending on the type of subscribers.

        Acquisition of Stream-TV—In December 2008, as part of its regional expansion, Comstar-UTS entered into an agreement with Sistema Mass Media ("SMM"), a subsidiary of Sistema, to acquire all of SMM's interest in certain of its subsidiaries (collectively referred to as "Stream-TV") for a total cash consideration of RUB 3,544.5 million ($117.2 million as of December 31, 2009), determined by an independent appraiser and payable in installments between December 2008 and March 2009, including RUB 980.0 million ($32.4 million as of December 31, 2009) payable to Stream-TV and RUB 2,564.5 million ($84.8 million as of December 31, 2009) payable to SMM. RUB 2,460.8 million ($81.4 million as of December 31, 2009) and RUB 103.3 million ($3.4 million as of December 31, 2009) of the consideration was paid to SMM during the years ended December 31, 2008 and 2009, respectively. In addition, in December 2008 Stream-TV paid $19.1 million in cash to SMM for the controlling interests in certain regional subsidiaries acquired by Stream-TV from SMM in 2007.

        In the first quarter of 2009, legal title to the business and full control of Stream-TV transferred to Comstar-UTS. This acquisition was accounted for by Comstar, and therefore the Group in a like manner, as a common control transaction. These financial statements reflect retrospective application of this acquisition in a manner similar to a pooling of interests.The transaction was accounted for directly in equity.

        MSS acquisition—In February 2008, MTS acquired an additional 9% stake in its Omsk subsidiary, Mobilnye Sistemy Svyazi ("MSS"), from a private investor for $16.0 million in cash. As a result of this transaction, the Group's ownership in the subsidiary increased to 100%. The transaction was accounted for using the purchase method. The allocation of the purchase price increased the recorded license cost by $8.8 million and customer base cost by $3.2 million. License costs are amortized over the remaining contractual terms of the license of approximately 3 years and the customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 5 years.

        Acquisitions of controlling interests in regional fixed line operators—In 2007, as a part of its program of regional expansion, Comstar-UTS has acquired controlling interests in a number of alternative fixed-line operators in certain regions of Russia and Ukraine. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation of the fixed-line operators acquired as of the acquisition dates:

	Sochi- telecom service	Digital Telephone Networks— South	Regional Technical Centre	Comstar Ukraine*	Total
Month of acquisition	August	November	December	May
Ownership interest acquired	100%	100%	88%	25%
Current assets	$51	$10,977	$13,421	$—	$24,449
Property, plant and equipment	114	102,558	21,402	—	124,074
Goodwill	451	—	—	543	994
Subscriber base	232	91,923	738	—	92,893
Trademark	—	1,683	—	—	1,683
Current liabilities	(98)	(6,873)	(3,949)	—	(10,920)
Non-current liabilities	—	(33,112)	(3,377)	—	(36,489)
Noncontrolling interest	—	—	(2,109)	424	(1,685)

Consideration paid	$750	$167,156	$26,126	$967	$194,999

*
Acquisition of an additional 25% interest in the existing subsidiary, Comstar Ukraine, resulting in 100% ownership as of December 31, 2007.

        Goodwill is attributable to the economic potential of the markets the acquired companies operate in. Goodwill is not deductible for income tax purposes and was assigned to "Russia Fixed" operating segment. The Group's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Subscriber base components are amortized over the periods ranging from 13 to 24 years, depending on the type of subscribers.

        Bashcell acquisition—In December 2007, MTS acquired a 100% of Bashcell, the GSM-1800 mobile services provider in the Republic of Bashkortostan situated in Russia's Volga region, for $6.7 million in cash. In connection to the purchase MTS assumed debt in the amount of $31.9 million due from Bashcell to its previous shareholder.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$5,645
Non-current assets	13,156
Customer base cost	2,260
Goodwill	21,077
Current liabilities	(7,737)
Non-current liabilities	(31,918)
Deferred taxes	4,209

Consideration paid	$6,692

        Goodwill is mainly attributable to the synergy expected as a result of the acquisition and was assigned to the "Russia Mobile" operating segment. The amount of goodwill is not deductible for income tax purposes. The customer base is amortized on a straight-line basis over the estimated average subscriber's life of 5 years.

        K-Telecom acquisition—In September 2007, MTS acquired an 80% stake in International Cell Holding Ltd, 100% indirect owner of K-Telecom, Armenia's wireless telecommunication operator. Along with acquisition, the Group entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010 and not later than July 2012. In accordance with put and call option agreement, the exercise price shall be fair value, as determined by an independent investment bank at the date the option is exercised subject to a cap of €200.0 million (equivalent of $286.9 million as of December 31, 2009).

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$31,805
Non-current assets	198,984
License costs	217,354
Customer base cost	76,754
Trade mark	2,555
Goodwill	120,579
Current liabilities	(25,138)
Non-current liabilities	(149,841)
Deferred tax liabilities	(59,722)
Noncontrolling interest	(10,772)

Consideration paid	$402,558

        In accordance with the terms of the sale and purchase agreement, based on K-Telekom's financial results for the year ended December 31, 2008, €20.0 million ($28.2 million as of December 31, 2008) was accounted for as the adjustment to purchase price and recognized as a liability in the accompanying consolidated statement of financial position as of December 31, 2008. And based on K-Telekom's financial results for the year ended December 31, 2009, €5.0 million ($7.2 million as of December 31, 2009) was accounted for as the adjustment to purchase price and recognized as a liability in the accompanying consolidated statement of financial position as of December 31, 2009.

        Goodwill is mainly attributable to the economic potential of Armenia, given the low mobile penetration level of the market. Goodwill is not deductible for income tax purposes and was assigned to the "Armenia Mobile" operating segment.

        The customer base is amortized on a straight-line basis over the estimated average subscriber's life of 46 months.

        Uzdunrobita acquisition—In June 2007, MTS purchased an additional 26% stake in Uzdunrobita, a mobile telecom operator in Uzbekistan, from a private investor for $250.0 million in cash. Previously MTS owned 74% of Uzdunrobita. As a result of this transaction, MTS' ownership increased to 100%. The transaction was accounted for using the purchase method. Allocation of the purchase price increased the recorded license cost by $155.7 million, customer base cost by $6.5 million, and property plant and equipment cost by $5.4 million. Additionally, $35.0 million was recognized as goodwill. Goodwill is not deductible for income tax purposes and is mainly attributable to the economic potential of the markets where Uzdunrobita operates. Goodwill was assigned to the "Uzbekistan Mobile" operating segment.

        License costs are amortized over the remaining contractual terms of the licenses of approximately 9 years and the customer base is amortized over the estimated average subscriber's life of 20 months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Acquisition of minority interest in Golden Line—In April 2007 Comstar-UTS acquired 100% shares in Golden Line from Comstar-Direct, a 52%-owned subsidiary of Comstar-UTS, thus increasing its effective shareholding in Golden Line to 100%. Golden Line was a provider of dedicated leased access lines in Moscow to corporate clients using its fiber optic network and MGTS' switches.

        The acquisition has been accounted for as a common control transaction, at carrying amounts with excess of the book value of the net assets acquired over the purchase price, recorded as an increase in the additional paid-in capital of the Group in the amount of $2.8 million.

        Disposal of shares in Metrocom—In March 2007, Comstar-UTS sold its 45% stake in Metrocom, an affiliate, to a third party for a total cash consideration of $20.0 million, resulting in a gain of $3.2 million recognized as other income in the accompanying consolidated statement of operations for the year ended December 31, 2007.

        Reorganization of Comstar-Direct—Prior to December 2008, Comstar-Direct was owned 52% by Comstar-UTS and 48% by Sistema Mass Media ("SMM"), a subsidiary of Sistema. In December 2008, Comstar-Direct was split into two legal entities: SMM-Finance which became a 100% subsidiary of SMM, and Comstar-Direct which became a 100% subsidiary of Comstar-UTS. The effect of this transaction was the disposal of $26.8 million of net assets of Comstar-Direct and the acquisition of the remaining 48% minority interest in Comstar-Direct from SMM by Comstar-UTS. The transaction was accounted for at cost as a transaction between entities under common control. The excess of the net assets disposed of and the noncontrolling interest acquired was recorded in additional paid-in capital.

        Summary of the assets and liabilities disposed of by Comstar-UTS and the acquisition of the remaining 48% minority interest in Comstar-Direct is as follows:

Cash and short-term investments and loans	$5,029
Inventory and other current assets	6,168
Trade and other accounts receivable	22,379
Long-term investments and loans	7,508
Trade accounts payable	(14,264)
Total assets and liabilities disposed, net	26,820
Noncontrolling interest acquired	(15,813)

Excess of the net assets disposed of and minority interest acquired	$11,007

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2009 and 2008, gives effect to the acquisitions of Eurotel, Teleforum,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

Kolorit, Eldorado and Telefon.ru, as though these business combinations had been completed at the beginning of 2008.

	2009	2008
Pro forma:
Net revenues	$9,908,584	$12,729,516
Net operating income	2,547,218	3,644,378
Net income	980,553	1,964,364

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2008, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

4.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2009 and 2008 comprised the following:

	December 31,
	2009	2008
Ruble current accounts	571,424	140,045
Ruble deposit accounts	1,059,105	142,272
U.S. Dollar current accounts	217,586	108,935
U.S. Dollar deposit accounts	12,000	35
Euro current accounts	602,825	5,940
Euro deposit accounts	4,161	423,150
Hryvna current accounts	1,260	1,462
Hryvna deposit accounts	2,768	1,948
Uzbek som current accounts	26,922	229,904
Uzbek som deposint accounts	662	57,430
Turkmenian manat current accounts	21,020	1,496
Armenian dram current accounts	2,683	—
Armenian dram accounts	—	4,162
Other	415	4,890

Total cash and cash equivalents	2,522,831	1,121,669

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

5.     SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2009 comprised the following:

Type of investment	Contractor	Annual interest rate	Maturity date	Amount
Promissory notes	Sberbank (Note 17)	6.0%	March – June 2010	$143,300
Funds in trust management	Gazprombank	9.0%	October 2010	20,077
Deposit	VTB	8.8%	March 2010	16,532
Loan agreement	TS-Retail (Note 25)	13.0%	August 2010	12,421
Deposit	VTB	8.5%	March 2010	9,919
Deposit	UniBank	7.0%–9.0%	January – June 2010	7,666
Deposit	Converse Bank	8.0%–8.5%	January – July 2010	1,600
Deposit	AreximBank	9.0%	January 2010	1,000
Other				4,695

Total				$217,210

        Short-term investments as of December 31, 2008 comprised the following:

Type of investment	Contractor	Annual interest rate	Maturity date	Amount
Deposit	MBRD (Note 25)	10.3%	July 2009	$30,000
Deposit	MBRD (Note 25)	7.5%	June 2009	15,000
Promissory notes	Alt (Note 25)	18.0%	January 2009	85,091
Promissory notes	Delfa (Note 25)	18.0%	January 2009	68,073
Promissory notes	Finexcort (Note 25)	16.5%	January 2009	68,073
Funds in trust management	MBRD (Note 25)	16.0%	March 2009	45,949
Loan agreement	Sistema-Hals (Note 25)	11.0%	December 2009	16,688
Funds transferred to the investment broker	IFC Metropol	0.0%	March 2009	11,981
Loan agreement	Sky Link and subsidiaries (Note 25)	11.0%	Various	10,522
Other				8,740

Total				$360,117

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

6.     TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2009 and 2008 comprised the following:

	December 31,
	2009	2008
Subscribers	323,135	239,782
Interconnect	108,376	105,430
Dealers	61,827	86,821
Roaming	159,119	33,958
Other	37,982	46,247
Allowance for doubtful accounts	(97,337)	(69,054)

Trade receivables, net	593,102	443,184

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance, beginning of year	69,054	69,716	67,708
Provision for doubtful accounts	104,125	97,459	63,966
Accounts receivable written off	(75,280)	(84,363)	(66,096)
Currency translation adjustment	(562)	(13,758)	4,138

Balance, end of year	97,337	69,054	69,716

7.     INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2009 and 2008, comprised the following:

	December 31,
	2009	2008
Spare parts for telecommunication equipment	$26,928	$69,008
SIM cards and prepaid phone cards	23,821	24,026
Equipment for resale	164,974	36,694
Advertising materials	2,195	2,966
Other materials	20,775	8,419

Total inventory and spare parts	$238,693	$141,113

        Obsolescence expense for the years ended December 31, 2009, 2008 and 2007, amounted to $4.1 million, $3.9 million and $4.9 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

8.     PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2009 and 2008, was as follows:

	December 31,
	2009	2008
Network, base station equipment and related leasehold improvements	$9,391,656	$8,080,872
Office equipment, computers and other	1,047,753	881,580
Buildings and related leasehold improvements	890,913	802,655
Vehicles	54,105	54,855

Property, plant and equipment, at cost	11,384,427	9,819,962
Accumulated depreciation	(5,095,168)	(4,038,053)
Construction in progress and equipment for installation	1,456,072	1,976,311

Property, plant and equipment, net	$7,745,331	$7,758,220

        Depreciation expenses during the years ended December 31, 2009, 2008 and 2007, amounted to $1,387.0 million, $1,537.1 million and $1,145.7 million, respectively.

9.     CAPITAL LEASE OBLIGATIONS

        MGTS entered into several agreements for the lease of telecommunication equipment with InvestSvyazHolding, a subsidiary of Sistema. The agreements expire on various dates in 2008-2010 and provide for transfer of ownership of the equipment to the Group after the last lease payment is made. The interest rate implicit in the leases varies from 10% to 14%. Respective obligations are denominated in Euro. In addition to the agreements with InvestSvyazHolding, the Group has certain other leasing agreements with third parties; assets capitalized under these agreements and respective liabilities are not material.

        The following is a summary of leased assets and respective depreciation as of December 31, 2009 and 2008:

	2009	2008
Telecommunication equipment	$68,547	$70,563
Vehicles	9,995	12,114
Buildings	171	171
Improvement	1,096	—
Leased assets, at cost	$79,809	$82,848
Accumulated depreciation	(36,380)	(28,377)

Leased assets, net	$43,429	$54,471

        Depreciation of the assets recorded under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations. Interest expense accrued on

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

9.     CAPITAL LEASE OBLIGATIONS (Continued)

capital lease obligations for the years ended December 31, 2009, 2008 and 2007 amounted to $1.5 million, $ 2.0 and $ 3.3 million, respectively.

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

Payments due in the period ended December 31,
2010	$3,598
2011	1,066
2012	173
2013	172
2014	172
After 2014	241

Total minimum lease payments (undiscounted)	5,422
Less amount representing interest	(1,328)

Present value of net minimum lease payments	4,094
Less current portion of lease obligations	(3,173)

Non-current portion of lease obligations	$921

10.   LICENSES

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

        As of December 31, 2009 and 2008, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2009	2008
Russia	$264,387	$275,883
Uzbekistan	196,517	196,517
Armenia	196,193	241,710
Ukraine	49,046	50,642
Turkmenistan	—	18,685

Licenses, at cost	706,143	783,437
Accumulated amortization	(341,421)	(295,056)

Licenses, net	$364,722	$488,381

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

10.   LICENSES (Continued)

        Amortization expense for the years ended December 31, 2009, 2008 and 2007, amounted to $78.7 million, $154.7 million and $200.5 million, respectively.

        As of December 31, 2009, operating license related to Turkmenistan was fully amortized and its respective cost and accumulated amortization was written off from the consolidated statement of financial position.

        Based on the cost of amortizable operating licenses existing at December 31, 2009, the estimated future amortization expenses are $70.2 million during 2010, $51.3 million during 2011, $35.2 million during 2012, $30.6 million during 2013, $29.8 million during 2014 and $147.6 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

        Operating licenses contain a number of requirements and conditions specified by legislation. The requirements generally include the targets for start date of service, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        Licenses that expired during the year ended December 31, 2009 and 2008 were renewed, however their carrying value in accompanying consolidated statements of financial position is immaterial due to low cost of renewal. Management does not presently assume renewals in its determination of the useful lives of its licenses as the Group has limited experience with renewal of licenses.

11.   GOODWILL

        The change in the net carrying amount of goodwill for 2009 and 2008 by reportable segments was as follows:

	Russia Mobile	Ukraine Mobile	Russia Fixed	Other	Total
Balance at January 1, 2008	$134,818	$8,000	$163,099	$216,632	$522,549
Acquisitions (Note 3)	16,366	—	3,550	29,222	49,138
Impairment	—	—	(49,891)	—	(49,891)
Currency translation adjustment	(23,873)	(2,492)	(25,269)	(691)	(52,325)

Balance at December 31, 2008	127,311	5,508	91,489	245,163	469,471

Acquisitions (Note 3)	189,842	—	104,439	34,283	328,564
Finalization of purchase accounting	—	—	41,835	—	41,835
Currency translation adjustment	(3,636)	(197)	(1,397)	(30,867)	(36,097)

Balance at December 31, 2009	$313,517	$5,311	$236,366	$248,579	$803,773

        Based on goodwill impairment testing, as of December 31, 2008 the Group recorded an impairment loss of $49.9 million included in other operating expenses in the accompanying statement of operations for the year ended December 31, 2008 and related to the acquisition of United Cable Networks by Sistema Mass Media in 2006. United Cable Networks were acquired by the Group in 2009 as part of acquisition of Stream-TV (see Note 3). The impairment loss was primarily caused by changes in management forecasts with respect to regional markets and increase in weighted average cost of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

11.   GOODWILL (Continued)

capital due to the economic crisis. The fair value of the reporting units was measured using a combination of present value techniques, the Gordon model and earnings multiples.

        As of December 31, 2009 no impairment of goodwill allocated to "Russia Fixed" reportable segment was recognized based on the goodwill impairment test. The fair value of the reporting unit was measured using a combination of present value techniques, the Gordon model and earnings multiples involving the assumptions that are based upon what management believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. The most significant of these assumptions are as follows:

  (i)
  cost of capital was estimated at 14% based on internally calculated weighted average cost of capital and cost of capital estimated for Comstar-UTS by major market analysts;

  (ii)
  growth rate into perpetuity reflects the level of economic growth from the last forecasted period into perpetuity and reflects the long-term expectations for inflation. Management estimates these rates based on observable market data;

  (iii)
  operating expenses are forecasted with reference to the historic absolute and relative levels of expenses the Group has incurred in generating revenue in each reporting unit, operating strategies, specific forecasted operating expenses to be incurred and expectations on what these expenses would be like for an average market participant. Estimates of the forecasted operating expenses are developed from a number of internal and external sources, in combination with a process of on-going consultation with operational management; and

  (iv)
  forecasted capital expenditures, both recurring expenditure to replace retired assets and investments in new projects, are forecasted based on current strategies and specific forecast expenditures to be incurred, as well as expectations on what these costs would be like for an average market participant. Estimates of the forecasted capital expenditures are developed from a number of internal and external sources, in combination with a process of on-going consultation with operational management.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

12.   OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2009 and 2008 comprised the following:

		December 31, 2009			December 31, 2008
	Useful lives, months	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240	$1,461,834	$(896,243)	$565,591	$1,293,005	$(710,988)	$582,017
Acquired customer base	20 to 240	221,536	(74,320)	147,216	381,054	(63,823)	317,231
Rights to use radio frequencies	24 to 180	239,475	(75,762)	163,713	205,923	(48,622)	157,301
Accounting software	13 to 60	134,292	(79,480)	54,812	94,026	(41,140)	52,886
Numbering capacity with finite contractual life	24 to 120	90,266	(80,822)	9,444	89,273	(76,727)	12,546
Office software	13 to 60	71,997	(41,110)	30,887	57,833	(20,366)	37,467
Other software	36 to 600	77,616	(29,680)	47,936	40,648	(9,440)	31,208

		2,297,016	(1,277,417)	1,019,599	2,161,762	(971,106)	1,190,656

Numbering capacity with indefinite contractual life		47,737	—	47,737	39,987	—	39,987

Total other intangible assets		$2,344,753	$(1,277,417)	$1,067,336	$2,201,749	$(971,106)	$1,230,643

        As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of two to ten years in accordance with the terms of the contracts to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

        Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to $373.9 million, $459.3 million and $328.7 million, respectively. Based on the amortizable intangible assets existing at December 31, 2009, the estimated amortization expense is $370.0 million for 2010, $248.5 million for 2011, $149.4 million for 2012, $85.0 million for 2013, $36.4 million for 2014 and $130.3 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2009 and 2008, the Group's investments in and advances to associates comprised the following:

	December 31,
	2009	2008
MTS Belarus—equity investment	$220,350	$237,427
MTS Belarus—loan receivable	100	2,050
Coral/Sistema Strategic Fund—equity investment	—	10,041
Receivables from other investee companies	—	369

Total investments in and advances to associates	$220,450	$249,887

        MTS Belarus—In April 2008 the Group entered into a credit facility agreement with MTS Belarus valid till March 15, 2009. The facility allowed MTS Belarus borrowing up to $33.0 million and bears an interest of 10.0%. In 2009 the maturity date was extended to March 15, 2010 and the total allowable amount was increased to $46.0 million. As of December 31, 2009, the balance outstanding under the facility was $0.1 million. After the statement of financial position date the agreement with MTS Belarus was prolonged till March 15, 2011.

        The financial position and results of operations of MTS Belarus as of and for the year ended December 31, 2009 were as follows:

(unaudited)
Total assets	$498,278
Total liabilities	56,736
Net income	143,061

        Coral/Sistema Strategic Fund—In the years ended December 31, 2007 and 2008, the Group purchased an equity interests in a limited partnership organized by Sistema. The purpose of the strategic fund was to invest in various projects in the telecommunications and high-technology area. The Group exercised significant influence over Coral and therefore the investment was accounted for using equity method.

        As of December 31, 2009 the management of the Group determined that the investment was fully impaired, consequently the carrying value of the investment was written off in the amount of $7.4 million and recorded in equity in net income/loss of associates in the accompanying consolidated statement of operations for the year then ended. As of December 31, 2009 the Group did not have any further commitment to invest in Coral according to the restructuring agreement which was signed by the partners of the fund in September 2009.

        TS-Retail—As discussed in Note 25, in the year ended December 31, 2007 the Group invested in TS-Retail, an equity investee, $5.6 million. As of December 31, 2007 the investment was written off to $nil.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

        The Group's share in the earnings or losses of associates was included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2009, 2008 and 2007, this share amounted to $60.3 million, $75.7 million and $71.1 million, respectively.

14.   INVESTMENT IN SHARES OF SVYAZINVEST

        In December 2006, as a part of its program of regional expansion, Comstar-UTS acquired a 25% stake plus one share in Telecommunication Investment Joint Stock Company ("Svyazinvest") from Mustcom Limited for a total consideration of approximately $1,390.0 million, including cash of $1,300.0 million and the fair value of the call and put option of $90.0 million. Comstar-UTS and MGTS Finance S.A., a subsidiary of MGTS, have acquired 4,879,584,306 ordinary shares of Svyazinvest, with Comstar-UTS buying 3,378,173,750 shares, which represent 17.3% of total outstanding shares of Svyazinvest, and MGTS Finance S.A. buying 1,501,410,556 shares, representing 7.7% of total outstanding shares of Svyazinvest. Svyazinvest is a holding company that holds controlling stakes in seven publicly traded fixed-line operators ("MRKs") based in seven federal districts of Russia.

        Based on the analysis of all relevant factors, the management determined that the acquisition of 25% plus one share of Svyazinvest does not allow the Group to exercise significant influence over this entity due to its legal structure and certain limitations imposed by Svyazinvest charter documents. Accordingly, the Group accounts for its investment in Svyazinvest under the cost method.

        In November 2009, the Group, Sistema and Svyazinvest ("the Parties") signed a non-binding memorandum of understanding ("MOU"), under which the Parties agreed to enter in the series of transactions which would ultimately result in (i) disposal of the Group's investment in Svyazinvest to a state-controlled enterprise; (ii) noncash extinguishment of the Group's indebtedness to Sberbank (see Note 17); (iii) increase in Sistema's ownership in Sky Link Group (currently a 50% affiliate of Sistema, see also Note 25) to 100% and disposal of this investment to a state-controlled enterprise; and (iv) disposal of 28% of MGTS' common stock owned by Svyazinvest to Sistema. In addition, certain cash consideration, the amount of which is yet to be negotiated between the parties, is to be paid to Svyazinvest under the MOU. The 28% stake in MGTS is then intended to be transferred to the Group.

        Based on the estimated fair values of the elements of the assets to be exchanged and liabilities to be extinguished under the MOU and other relevant factors, management believes that as of December 31, 2009 there were indicators of potential impairment of the Group's investment in Svyazinvest.

        Svyazinvest is a non-public entity and the Group has no access to consolidated financial information of Svyazinvest at a level of detail necessary to perform a complete fair value assessment of the Svyazinvest business directly, based on estimated future cash flows or otherwise. As a result, management has determined that the best estimate of the fair value of the Group's investment in Svyazinvest is the amount determined based on the MOU. Based on the MOU, the estimated fair value of the investment, which included significant unobservable inputs (Level 3 measurement), is approximately RUB 26.0 billion ($859.7 million as of December 31, 2009).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14.   INVESTMENT IN SHARES OF SVYAZINVEST (Continued)

        The following table represents carrying value of investment in Svyazinvest as of December 31, 2009 and 2008:

Balance at December 31,2008	$1,240,977
Impairment loss	(349,370)
Currency translation adjustment	(31,938)

Balance at December 31,2009	$859,669

        At the date of these consolidated financial statements, the Group did not have a legally binding commitment to enter into the transaction contemplated by the MOU and there is an uncertainty as to the ability of the Group to complete the transaction in a near future. Further, due to material uncertainties inherent in the valuation of Svyazinvest, the result could be materially different from the valuation performed by another party or using information which management of the Group does not have the ability to access, or from the amount the Group would be able to realize in an exchange transaction involving the investment in Svyazinvest.

15.   OTHER INVESTMENTS

        As of December 31, 2009 and 2008, the Group's other investments comprised of the following:

	Annual interest rate	Maturity date	December 31, 2009	December 31, 2008
Loans receivable from TS-Retail (Note 25)	11.0 - 15.0%	August 2011	30,192	11,156
Investment in Tammaron Ltd	—	on demand	—	21,230
Promissory notes of Sistema Telecom (Note 25)	3.0 - 4.4%	various in 2009	—	51,966
Investments in ordinary shares (Note 25)	—	—	11,724	12,091
Loan receivable from Intellect Telecom (Note 25)	7.0 - 11.0%	July - August 2012	12,808	11,717
Promissory notes of Sistema (Note 25)	0.0%	2017	20,449	—
Other			3,720	3,399

Total other investments			78,893	111,559

        During the year ended December 31, 2008, the Group deposited in Tammaron Ltd., a company incorporated under the laws of the British Virgin Islands, an amount of $21.2 million for the a potential business acquisition. During 2009 based on the analysis of the current Russian and global financial markets situation management believes that a significant uncertainty exists with regard to the completion of such transaction and accordingly a reserve for the entire amount has been provided by the Group as an impairment of investments in the Group's consolidated statement of operations for the year ended December 31, 2009.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16.   RESTRICTED CASH

        Restricted cash of $6.4 million and $23.6 million, as of December 31, 2009 and 2008, respectively, consists of cash deposited by Uzdunrobita in a special bank account which was created to be in compliance with the government regulation for local currency conversion into foreign currencies.

        The cash deposited will be converted from Uzbek Som into U.S. Dollars and used for settlements with suppliers of equipment and software.

17.   BORROWINGS

        Notes—As of December 31, 2009 and 2008, the Group's notes consisted of the following:

	Currency	Interest rate	2009	2008
MTS OJSC Notes due 2016	RUB	14.25%	$495,963	$—
MTS OJSC Notes due 2014	RUB	16.75%	495,963	—
MTS Finance Notes due 2012	USD	8.00%	400,000	400,000
MTS Finance Notes due 2010	USD	8.38%	400,000	400,000
MTS OJSC Notes due 2018	RUB	8.70%	323,698	268,544
MTS OJSC Notes due 2015	RUB	14.01%	248,213	255,272
MTS OJSC Notes due 2013	RUB	14.01%	247,981	255,272
MGTS Notes due 2010	RUB	16.00%	402	5,202
MGTS Notes due 2009	RUB	7.10%	—	5,233
Less: unamortized discount			(2,587)	(548)

Total notes			$2,609,633	$1,588,975
Less: current portion			(1,218,084)	(10,435)

Total notes, long-term			$1,391,549	$1,578,540

        The Group has an unconditional obligation to repurchase MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2013	April 2010
MTS OJSC Notes due 2014	May 2011
MTS OJSC Notes due 2015	April 2010
MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2010

        The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2010 (MTS OJSC Notes due 2013, 2015, 2018), in 2011 (MTS OJSC Notes due 2015) and in 2012 (MTS OJSC Notes due 2016) in the aggregated maturities schedule

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17.   BORROWINGS (Continued)

as these are the reporting periods when the noteholders will first have the unilateral right to demand repurchase.

        The fair values of notes based on the market quotes as of December 31, 2009 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS OJSC Notes due 2016	MICEX	110.1	$546,055
MTS OJSC Notes due 2014	MICEX	108.3	537,127
MTS Finance Notes due 2012	Luxembourg stock exchange	104.6	418,400
MTS Finance Notes due 2010	Luxembourg stock exchange	103.3	413,200
MTS OJSC Notes due 2018	MICEX	99.9	323,375
MTS OJSC Notes due 2015	MICEX	101.7	252,432
MTS OJSC Notes due 2013	MICEX	102.0	252,941
MGTS Notes due 2010	MICEX	98.4	396

Total notes			$2,743,926

        Subject to certain exceptions and qualifications, the indentures governing MTS Finance Notes contain covenants limiting the Group's ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate with another person or convey its properties and assets to another person, and sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if the Group experiences certain types of mergers, consolidations or other changes in control, noteholders will have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest. The notes also have cross default provisions with publicly traded debt issued by Sistema, the shareholder of the Group. The Group is also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        The indenture governing MTS OJSC Notes contains certain covenants which limit the Group's ability to delist the notes from the quotation lists and delay the coupon payments.

        Management believes that the Group is in compliance with all restrictive note covenants as of December 31, 2009.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17.   BORROWINGS (Continued)

        Bank loans—As of December 31, 2009 and 2008, the Group's loans from banks and financial institutions consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2009)
	Maturity		2009	2008
USD-denominated:
Syndicated Loan Facility granted to MTS OJSC in 2006	2010–2011	LIBOR+1.15% (1.58%)	$323,077	$1,168,462
Syndicated Loan Facility granted to MTS OJSC in 2009	2011–2012	LIBOR+6.5% (6.93%)	360,000	—
Skandinavska Enskilda Banken AB	2010–2017	LIBOR+0.23%–1.8% (0.66%–2.23%)	279,519	159,047
EBRD	2010–2014	LIBOR+1.51%–3.1% (1.94%–3.53%)	150,000	183,333
HSBC Bank plc and ING BHF Bank AG	2010–2014	LIBOR+0.3% (0.73%)	90,985	110,727
Citibank International plc and ING Bank N.V.	2010–2013	LIBOR+0.43% (0.86%)	84,560	106,358
HSBC Bank plc, ING Bank and Bayerische Landesbank	2010–2015	LIBOR+0.3% (0.73%)	76,180	92,789
Commerzbank AG, ING Bank AG and HSBC Bank plc	2010–2014	LIBOR+0.3% (0.73%)	66,557	81,348
Barclays	2010–2014	LIBOR+0.13%–0.15% (0.56%–0.58%)	59,203	72,360
ABN AMRO Bank N.V.	2010–2013	LIBOR+0.35% (0.78%)	25,149	31,436
Promissory note Access Telecommunications Cooperatief U.A.	2009	—	—	263,552
Other	2010–2013	various	21,694	17,938

			$1,536,924	$2,287,350

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17.   BORROWINGS (Continued)

			December 31,
		Interest rate (actual at December 31, 2009)
	Maturity		2009	2008
EUR-denominated:
Syndicated Loan Facility granted to MTS OJSC in 2009	2011–2012	EURIBOR+6.5% (7.49%)	341,580	—
EBRD	2010–2016	EURIBOR+6.5%–6.9% (7.49%–7.89%)	312,743	—
European Investment Bank	2010–2016	EURIBOR+6.4% (7.39%)	164,979	—
Gasprombank	2011	8.0%	143,460	423,150
Nordic Investment Bank	2010–2016	EURIBOR+6.5%–6.9% (7.49%–7.89%)	114,768	—
ABN AMRO Bank N.V.	2010–2013	EURIBOR+0.35% (1.34%)	19,859	24,406
Other	2010–2012	various	5,972	16,425

			$1,103,361	$463,981
RUB-denominated:
Sberbank	2010–2012	13.35%	859,669	884,944
Sberbank	2012–2013	11.75%	1,554,017	—
Sberbank	2011	Refinancing rate of the Central Bank of Russia+2.25% (11.0%)	396,770	—
Gazprombank	2012	13.0%	213,600	—
Other	2010–2012	various	25,241	35,966

			$3,049,297	$920,910
Debt-related parties	2010–2056	various	26,207	94,776

			$26,207	$94,776
Total bank loans			$5,715,789	$3,767,017
Less: current portion			(780,514)	(1,677,529)

Total bank loans, long-term			$4,935,275	$2,089,488

        Interest rate of Sberbank loan maturing in 2012-2013 is set as 11.75% till March 27, 2010. For the subsequent periods (quarters) the rate is determined as a total of base rate (11.75%), rate A and rate B. Rate A and B depend on the average daily bank account balance for the period maintained by MTS OJSC and RTC with Sberbank. In case the balance maintained by MTS OJSC and RTC is below RUB 1.0 billion and RUB 0.5 billion, respectively, rates A and B are set at 0.5% each. No extra interest is charged if the average daily bank account balance maintained is equal or above RUB 1.0 billion for MTS OJSC and RUB 0.5 billion for RTC.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17.   BORROWINGS (Continued)

        The loans of the Group are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries.

        Management believes that as of December 31, 2009 the Group is in compliance with all existing bank loan covenants.

        Pledges—The loan facility of RUB 26 billion (equivalent of $859.7 million as of December 31, 2009) from Sberbank granted to Comstar-UTS is secured by pledge of a 25.0% plus one share stake in Svyazinvest and two RUB-denominated promissory notes of Sberbank purchased by Comstar-UTS in the total amount of RUB 4,334 million ($143.3 million as of December 31, 2009).

        The loan facility of RUB 25 billion (equivalent of $826.6 million as of December 31, 2009) from Sberbank granted to MTS OJSC is sequred by the pledge of 50.18% stake in Comstar-UTS as well as equipment with a net book value of RUB 30 billion as of December 31, 2009 (equivalent of $991.9 million as of reporting date), with assigned pledge value of RUB 21 billion (equivalent of $694.3 million as of reporting date).

        The equipment with the fair value of approximately RUB 421.8 million ($13.9 million as of December 31, 2009) acquired by Comstar-UTS under the vendor financing agreement with Cisco Capital is pledged as collateral against the outstanding liability of RUB 408.8 million ($13.5 million as of December 31, 2009).

        The vendor financing agreement between K-Telecom and Intracom, a related party, with total outstanding amount as of December 31, 2009 of $23.2 million is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $17.1 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17.   BORROWINGS (Continued)

        Available credit facilities—As of December 31, 2009, the Group's total available credit facilities amounted to $1,666 million and related to the following credit lines:

	Maturity	Interest rate	Commitment fees	Available till	Available amount (USD equivalent)
Calyon, ING Bank N.V. and Nordea Bank AB	2019/2020	LIBOR +1.15%	0.40%	August 2011/ December 2012	$1,073,371
Bank of China (BNP Paribas)	2016	EURIBOR+1.95%	0.60%	December 2011	212,500
Export Development Canada (EDC)	2012	LIBOR +4.5%	1.50%	December 2010	165,000
Gazprombank	2012	8.0%	0.75%	January 2012	143,460
Landesbank Baden-Wuerttemberg	2016	EURIBOR+0.75%	0.45%	March 2010	53,590
Gazprombank	2012	13.0%	0.00%	March 2010	17,849

Total available credit facilities					$1,665,770

        The following table presents the aggregated scheduled maturities of the notes and bank loans principal outstanding as of December 31, 2009:

	Notes	Bank loans
Payments due in the year ended December 31,
2010	$1,218,084	$780,514
2011	495,963	1,872,512
2012	895,586	1,834,103
2013	—	893,030
2014	—	149,222
Thereafter	—	186,408

Total	$2,609,633	$5,715,789

        On February 24, 2010, subsequent to the statement of financial position date, the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2009 with an original maturity in 2011-2012. In the maturity schedule presented above, the principal outstanding as of December 31, 2009 under this facility and totaling $701.6 million is included in payments due in the years ended December 31, 2011 and 2012 in the amounts of $467.7 million and $233.9 million, respectively, in accordance with their original maturity.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18.   ASSET RETIREMENT OBLIGATIONS

        As of December 31, 2009 and 2008, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2009	2008
Balance, beginning of the year	$62,053	$59,527
Liabilities incurred in the current period	3,923	3,840
Accretion expense	6,518	6,026
Revisions in estimated cash flows	17,693	3,383
Currency translation adjustment	(1,504)	(10,723)

Balance, end of the year	$88,683	$62,053

        Revisions in estimated cash flows are attributable to the change in the estimated future useful life of the assets.

19.   DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2009 and 2008, were as follows:

	2009	2008
Balance, beginning of the year	$174,225	$216,511
Payments received and deferred during the year	60,590	89,195
Amounts amortized and recognized as revenue during the year	(67,057)	(95,080)
Currency translation adjustment	(4,660)	(36,401)

Balance, end of the year	163,098	174,225
Less: current portion	(46,930)	(55,012)

Non-current portion	$116,168	$119,213

        MTS defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

20.   PROPERTY, PLANT AND EQUIPMENT CONTRIBUTIONS

        MGTS receives telecommunication infrastructure which is intended to operate as an integral part of the Moscow city wire line network from the real estate constructors free of charge as provided by

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20.   PROPERTY, PLANT AND EQUIPMENT CONTRIBUTIONS (Continued)

the regulations of the city government. Property, plant and equipment contributions received by MGTS during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Unamortized property, plant and equipment contributions, beginning of the year	$93,197	$112,779
Contributions received during the year	3,213	3,194
Amortization for the year	(3,408)	(4,381)
Currency translation effect	(2,653)	(18,395)

Unamortized property, plant and equipment contributions, end of the year	$90,349	$93,197

21.   DERIVATIVE FINANCIAL INSTRUMENTS

Cash flow hedging

        In 2009, 2008 and 2007 the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2009 mature in 2012-2015.

        Further, in 2009 the Group entered into several cross-currency interest rate swap agreements. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from RUB-denominated amounts to USD- and Euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed USD- and Euro-denominated interest rate to a fixed RUB-denominated interest rate. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly-effective hedges. Cross-currency interest rate swap contracts outstanding as of December 31, 2009 mature in 2010-2011.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following table presents the fair value of Group's derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2009 and 2008.

		December 31,
	Statement of financial position location
		2009	2008
Asset derivatives
Interest rate swaps	Other non-current assets	$3,391	—

Total		$3,391	—

Liability derivatives
Interest rate swaps	Other long-term liabilities	$(32,636)	$(20,892)
Cross-currency interest rate swaps	Other payables	(9,211)	—
Cross-currency interest rate swaps	Other long-term liabilities	(17,348)	—

Total		$(59,195)	$(20,892)

        The following table presents the effect of Group's derivative instruments designated as hedges on the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007.

		Year ended December 31,
	Location of loss recognised
		2009	2008	2007
Interest rate swaps	Interest expense	$(8,392)	$(2,002)	—
Cross-currency interest rate swaps	Currency exchange and transaction loss	(24,299)	—	—

Total		$(32,691)	$(2,002)	—

        The ineffective portion of interest rate swap arrangements in amount of $0.9 million was included in interest expense in consolidated statement of operations for the year ended December 31, 2009. The ineffective portion of cross-currency interest rate swap arrangements in amount of $4.5 million was included in currency exchange and transaction loss in consolidated statement of operations for the year ended December 31, 2009.

        The following table presents the effect of Group's derivative instruments designated as hedges on accumulated other comprehensive income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Accumulated derivatives (loss)/gain, beginning of the year	$(16,714)	$(355)	$759
Fair value adjustments on hedging derivatives, net of tax	(28,764)	(18,361)	(1,114)
Amounts reclassified into earnings during the period, net of tax	5,185	2,002	—

Accumulated derivatives loss, end of the year	$(40,293)	$(16,714)	$(355)

        As of December 31, 2009, the outstanding hedge instruments were highly effective. Approximately $48.6 million of net loss is expected to be reclassified into net income during the next twelve months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        Cash inflows and outflows related to hedge instruments were included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2009, 2008 and 2007.

Non-designated derivative instruments

        Foreign currency options—In 2009 the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements the Group has a combination of put and call option rights to acquire $80.0 million of USD at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will mature in 2010-2011.

        Purchased call option—In the third quarter of 2008 in order to mitigate the exposure resulting from the employee phantom option program introduced in April 2008 (see Note 24), Comstar-UTS acquired a phantom call option on its GDRs for $19.4 million from an investment bank. The amount of cash paid was included in the cash flows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2008. The agreement entitles Comstar-UTS to receive in the second quarter of 2010 a payment equal to the difference between the average of daily volume-weighted average trading prices of GDRs on the London Stock Exchange for the period between February 1 and March 31, 2010 and the phantom option exercise price of USD 10.2368, if positive, multiplied by 9,000,000. Subsequent to the acquisition of the instrument, the Group estimates the fair value of the respective asset using an option pricing model and re-measures it as of each reporting date. In April 2010 the purchased call option expired unexercised as it was out-of-money.

        Written call and put option—In 2006, simultaneously with the acquisition of the 25% stake plus one share in Svyazinvest (see Note 14), MGTS Finance S.A. and "2711 Centerville Cooperatief U.A." ("2711 UA"), an affiliate of Mustcom Limited, signed a call and put option agreement, which gives 2711 UA a right to purchase 46,232,000 shares of Comstar-UTS, representing 11.06% of total issued shares, from MGTS Finance S.A and sell them back to MGTS Finance S.A. The call option acquired by 2711 UA could be exercised at a strike price of USD 6.97 per share at any time following the signing of the agreement with respect to 10.5% of Comstar-UTS' shares. The call option for the remaining 0.56% stake could be exercised at any time beginning from April 1, 2007. The call option was to expire in one year from the date of signing of the agreement. 2711 UA had a right to exercise its put option at any time within two years from the date of exercising the call option at a strike price, which will be calculated based on a weighted average price of Comstar-UTS' GDRs during the 90 trading days period preceding the exercise of the put option.

        Fair value of the call and put option as of December 11, 2006, the grant date, was estimated at $90.0 million and included in cost of investment in Svyazinvest. The Group was estimating the fair value of the respective liability using an option pricing model and was re-measuring it as of each reporting date.

        On December 7, 2007, Access Telecommunications Cooperatief U.A. ("Access", previously known as 2711 UA) has exercised the call option for 46,232,000 shares and paid $322.2 million in cash to the Group.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        On August 25, 2008, Access has initiated the process of exercising the put option, and on November 26, 2008 has sold MGTS Finance S.A. 46,232,000 shares of Comstar-UTS for the total of $463.6 million, $100.0 million of which had been paid on November 26, 2008 in cash, and the remaining portion had been restructured in the form of an interest-bearing promissory note repayable in four monthly installments. Cash payment in the amount of $100.0 million was included in financing activities' section in the Group' consolidated statement of cash flows for the year ended December 31, 2008.

        Currency forward—In December 2008, to mitigate foreign currency risks under the USD-denominated notes payable to Access (see Note 25) Comstar-UTS entered into forward contracts with MBRD to acquire $32.0 and $68.0 million of U.S. Dollars in January and February 2009, respectively, at a rate of RUB 27.85 per one USD. In the year ended December 31, 2009 the instrument was redeemed. Net cash proceeds from the redemption of the instrument in the amount of $20.2 million were included in the cash flows from operating activities in the consolidated statement of cash flows.

        The following table presents the fair value of Group's derivative instruments not designated as hedges in the consolidated statements of financial position as of December 31, 2009 and 2008.

		December 31,
	Statement of financial position location
		2009	2008
Asset derivatives:
Purchased call option	Other non-current assets	—	$5,830
Currency forward	Other current assets	—	9,734

Total		—	$15,564

Liability derivatives:
Foreign currency options	Other payables	$(2,654)	—
Foreign currency options	Other long-term liabilities	(1,627)	—

Total		$(4,281)	—

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following table presents the effect of Group's derivative instruments not designated as hedges on the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007.

		Year ended December 31,
	Location of gain/(loss) recognised
		2009	2008	2007
Foreign currency options	Currency exchange and transaction loss	$(4,280)	$—	$—
Purchased call option	Change in fair value of derivatives	(5,420)	(13,614)	—
Currency forward	Currency exchange and transaction gain	12,788	10,165	—
Written call and put option	Change in fair value of derivatives	—	(27,940)	(145,860)

Total		$3,088	$(31,389)	$(145, 860)

Fair value of derivative instruments

        The following fair value hierarchy table presents information regarding Group's assets and liabilities associated with derivative agreements measured at fair value on a recurring basis as of December 31, 2009:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2009
Assets:
Interest rate swap agreements	—	$3,391	—	$3,391
Liabilities:
Interest rate swap agreements	—	$(32,636)	—	$(32,636)
Cross-currency interest rate swap agreements	—	(26,559)	—	(26,559)
Currency option agreements	—	(4,281)	—	(4,281)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22.   ACCRUED LIABILITIES

	December 31,
	2009	2008
Accruals for services	$232,897	$224,803
Accrued payroll and vacation	210,329	146,698
Accruals for taxes	241,838	131,971
Accruals for payments to social funds	12,396	10,134
Interest payable on debt	127,953	49,711

Total accrued liabilities	$825,413	$563,317

23.   INCOME TAX

        Provision for income taxes for the years ended December 31, 2009, 2008 and 2007 was as follows:

	December 31,
	2009	2008	2007
Current provision for income taxes	$402,511	$948,983	$937,036
Deferred income tax benefit	101,444	(206,102)	(85,021)

Total provision for income taxes	$503,955	$742,881	$852,015

        The statutory income tax rates in jurisdictions in which the Group operates for 2009 were as follows: Russia—20.0%, Ukraine—25.0%, Uzbekistan—3.4%, Turkmenistan—20.0%, and Armenia—20.0%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.   INCOME TAX (Continued)

        The statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Statutory income tax rate for the year	20.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	4.9	2.1	2.1
Currency exchange and transaction loss	0.5	1.0	0.2
Income tax provision	(0.2)	0.3	0.6
Settlements with tax authoroties on prior period income tax (2005 - 2008)	(2.9)	—	—
Revaluation of UMC tax base	—	(1.8)	—
Different tax rate of foreign subsidiaries	(2.0)	(1.2)	0.1
Earnings distribution from subsidiaries	6.8	—	—
Disposal of treasury stock	(4.1)	—	—
Impairment of goodwill	—	0.4	—
Change in fair value of derivative financial instruments	(0.1)	0.3	1.1
Change in valuation allowance	10.3	(0.2)	(0.2)
Comstar corporate reorganization	0.4	—	—
Increase in deferred tax liability subject to registration	—	—	(0.3)
Other	0.1	0.5	0.1

Effective income tax rate	33.7%	25.4%	27.7%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.   INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2009 and 2008:

	December 31,
	2009	2008
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$212,606	$197,879
Other intangible assets	12,770	8,967
Deferred connection fees	33,610	35,873
Subscriber prepayments	16,663	17,057
Accrued expenses	130,603	155,508
Provision for doubtful accounts	3,603	13,827
Inventory obsolescence	3,046	2,004
Loss carryforward	111,784	24,130
Impairment of property, plant and equipment	19,906	—
Valuation of investment in Svyazinvest	78,761	—
Other	23,147	13,365
Valuation allowance	(182,308)	(26,744)

Total deferred tax assets	464,191	441,866

Deferred tax liabilities
Licenses acquired	$(59,746)	$(104,443)
Depreciation of property, plant and equipment	(188,611)	(127,616)
Customer base	(2,695)	(1,773)
Other intangible assets	(59,227)	(75,040)
Debt issuance cost	(22,690)	(7,446)
Potential distributions from/to Group's subsidiaries/associates	(118,608)	—
Other	(1,025)	(39,662)

Total deferred tax liabilities	(452,602)	(355,980)

Net deferred tax asset	11,589	85,886

Net deferred tax asset, current	$212,687	$213,091
Net deferred tax asset, non-current	$97,355	$63,507
Net deferred tax liability, long-term	$(298,453)	$(190,712)

        In 2009, to streamline the ownership structure within Comstar group and to enable legal merger of certain its subsidiaries, certain of Comstar's subsidiaries were sold to Comstar-UTS. As a result, deferred tax assets on tax losses carried forward of $6.8 million were written down.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.   INCOME TAX (Continued)

        The Group has the following significant balances for income tax losses carried forward as of December 31, 2009 and 2008:

Jurisdiction	Period for carry- forward	2009	2008
Luxembourg (MGTS Finance S.A.)	not limited	$94,163	$12,773
Russia (Comstar-UTS, RTC and other)	2011 - 2019	17,048	4,392
USA	not limited	573	6,965

Total		$111,784	$24,130

        Management established a valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and $30.9 million of deferred tax asset on valuation of investment in Svyazinvest which is allocable to MGTS Finance S.A. because there will be no sufficient future taxable income to realize those deferred tax assets. Management also established a valuation allowance for the remaining $47.9 million of deferred tax asset on valuation of investment in Svyazinvest relating to Comstar-UTS, because such impairment loss, if realized, could be offset only against gains from disposal of Comstar-UTS' shares in subsidiaries and other investments, which, management believes, are not likely to arise in the foreseeable future.

        In 2009 the Group recognized deferred income tax liabilities of $70.5 million for income taxes on future dividend distributions from foreign subsidiaries (UMC and K-Telecom) which are based on $1,431.9 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated. The Group did not record any deferred tax liabilities related to undistributed earnings of these subsidiaries in prior periods as there was no intention to repatriate the earnings.

        No deferred tax liability was recognized on undistributed earnings of Uzdunrobita as of December 31, 2009 as the Group plans to indefinitely reinvest those. As of December 31, 2009 and 2008 the amount of undistributed earnings of Uzdunrobita in accordance with local statutory accounting regulations amounted to $530.7 million and $401.6 million, respectively (unaudited). Potential earnings distributions from BCTI are tax free, so that no deferred tax liability arises in this regard.

        As of December 31, 2009, 2008 and 2007, the Group included accruals for uncertain tax positions in the amount of $10.6 million, $12.4 million and $35.8 million, respectively, as a component of income tax payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.   INCOME TAX (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance, beginning of the year	$12,360	$35,752	12,183
Additions based on tax position related to the current year	2,094	20,006	23,828
Additions based on tax positions related to prior years	—	—	5,933
Additions based on tax of acquired entities	1,521	—	—
Reduction in tax positions related to prior years	(1,778)	(11,692)	(2,963)
Settlements with tax authorities	(3,305)	(31,456)	(3,628)
Currency translation adjustment	(258)	(250)	399

Balance, end of the year	$10,634	$12,360	35,752

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2009, 2008 and 2007 amounted to ($0.6) million, ($1.0) million and ($2.0) million, respectively, and are included in income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totalled to $4.3 million and $4.6 million as of December 31, 2009 and 2008, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

24.   SHARE BASED COMPENSATION

MTS

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

        In April 2008, the Board of Directors allotted an additional 651,035 ADSs (or 3,255,175 shares) to fund a Stock Option award to MTS' chief executive officer. The award vesting period is up to two years contingent upon employment with MTS. The award will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and the CIS, in each case in terms of revenue, and cumulative percentage of MTS' market capitalization growth since the grant date exceeds the predetermined threshold of 15%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

        A summary of the status of the Group's Stock Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollars	Weighted average grant date fair value of options (per share), U.S. Dollars	Aggregate intrinsic value
Outstanding at December 31, 2006	1,435,001	$6.89	$1.74	$743

Granted	1,778,694	6.31	5.95
Exercised	(848,126)	6.89	1.74
Forfeited	(968,313)	6.66	2.65

Outstanding at December 31, 2007	1,397,256	$6.31	$4.05	$5,236

Granted	1,302,070	15.93	2.44
Exercised	(1,397,256)	6.31	4.05
Forfeited	—	—	—

Outstanding at December 31, 2008	1,302,070	$15.93	$2.44	$—

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2009	1,302,070	$15.93	$2.44	$—

        The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $nil, $7.4 million and $0.4 million, respectively.

        Stock options outstanding as of December 31, 2009 will vest during the period ended July 1, 2010. None of the stock options outstanding as of December 31, 2009, 2008 were exercisable and therefore had a negative intrinsic value. None of the stock options outstanding as of December 31, 2007 were exercisable.

        Compensation cost under Stock Option Plan of $1.2 million, $3.5 million and $2.8 million was recognized in consolidated statements of operations during the years ended December 31, 2009, 2008 and 2007 respectively. Related deferred tax benefit amounted to $0.2 million, $0.7 million and $0.6 million for the years ended December 2009, 2008 and 2007, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

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

        Expected volatilities were based on historical volatility of the MTS' ADSs.

        The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Stock Option Plan awards will be achieved and only recognize expense for those awards expected to vest. The effect of the estimated forfeitures on Group's operations was $nil, $2.3 million and $1.7 million in 2009, 2008 and 2007, respectively.

        As of December 31, 2009, there was $0.6 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under the Stock Option Plan. This amount will be recognized over the period through July 1, 2010.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

        In April 2008, the Phantom Stock Plan was amended to increase the number of Phantom ADSs available under the plan from the initial 3,600,000 to 9,556,716 ADSs and to increase the number of Participants potentially eligible for the Plan to up to 420 top- and mid-level managers of the Group. Further, under the amended Plan, the Phantom ADSs granted in 2008 and thereafter will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and the CIS, in each case in terms of revenue, and the cumulative percentage of MTS' market capitalization growth since the grant date exceeds the predetermined threshold of 15%. At the end of the vesting period, participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted and adjusted by the ratio that reflects actual market capitalization growth rate. During the year ended December 31, 2008, 6,676,716 ADSs were granted to the participants, 4,562,830 of which were granted on May 1, 2008 (Phantom Grant 2008 (I)) and 2,113,886 ADSs were granted on July 1, 2008 (Phantom Grant 2008 (II)).The Phantom Grant 2008 (I) was expired on July 1, 2009 and non of the Phantom Shares under the Phantom Grant 2008 (I) were exercisable as of the expiration date. Phantom Grant 2008 (II) will vest in 24 months after the grant date, contingent upon the continuing employment of the Participants.

        A summary of the status of the Group's Phantom Stock Plan is presented below:

	Number of ADSs	Weighted average exercise price (per ADS), U.S. Dollar	Weighted average fair value of options (per ADS), U.S. Dollar	Aggregate intrinsic value
Outstanding at December 31, 2006	—	—	—	—
Granted	720,000	56.79	44.00
Exercised	—	—	—
Forfeited	(36,664)	56.79	44.00

Outstanding at December 31, 2007	683,336	$56.79	$44.00	$30,750

Granted	6,676,716	76.64	0.68
Exercised	—	—	—
Forfeited	(1,346,442)	72.02	0.88

Outstanding at December 31, 2008	6,013,610	$75.41	$0.78	$—

Granted	—	—	—
Exercised	—	—	—
Expired	(3,883,144)	73.51	—
Forfeited	(531,833)	76.62	0.03

Outstanding at December 31, 2009	1,598,633	79.63	0.06	—

        None of the Phantom ADSs expired during the year ended December 31, 2009 were exercisable as of the expiration date which is July 1, 2009 for the Phantom Stock Grant 2007 and 2008 (I).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

        All Phantom ADSs outstanding as of December 31, 2009 are non-vested and will vest during the period ended July 1, 2010. None of the Phantom Shares were exercisable as of December 31, 2009 and therefore had a negative intrinsic value.

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2009 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

Phantom Grant 2008 (II)
Risk free rate	Ranged from
0.05% to 0.2%
Present value of expected dividends, U.S. Dollars	1.62
Expected volatility	50%
Remaining vesting period, years	0.5
Fair value of phantom share award (per phantom share), U.S. Dollar	0.06

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2008 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

	Phantom Grant 2007	Phantom Grant 2008 (I)	Phantom Grant 2008 (II)
Risk free rate	0.2%	0.4%	0.4%
Present value of expected dividends, U.S. Dollars	2.7	2.7	4.1
Expected volatility	135%	90%	90%
Remaining vesting period, years	0.5	0.5	1.5
Fair value of phantom share award (per phantom share), U.S. Dollar	2.00	0.07	1.99

        The fair value of the liability under the Phantom Stock Plan as of December 31, 2007 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

Phantom Grant 2007
Risk free rate	3.1%
Present value of expected dividends, U.S. Dollars	$5.3
Expected volatility	40.3%
Remaining vesting period, years	1.5
Fair value of phantom share award (per share), U.S. Dollar	$8.8

        Expected volatilities were based on historical and implied volatility of the MTS' ADSs.

        For the year ended December 31, 2009 a reversal of previously recorded expense under the Phantom Stock Grant 2007, 2008 (I) and 2008 (II) in the amount of $0.5 million, $0.1 million and

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

$0.8 million, respectively, was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $0.3 million.

        For the year ended December 31, 2008 a reversal of previously recorded expense in the amount of $8.9 million under the Phantom Stock Grant 2007 was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $1.8 million. The compensation cost under the Phantom Stock Grant 2008 (I) and (II) recognized in the consolidated statement of operations for the year ended December 31, 2008 amounted to $1.3 million and the related deferred tax benefit amounted to $0.3 million.

        The compensation cost under the Phantom Stock Plan recognized in consolidated statement of operations for the year ended December 31, 2007 amounted to $7.6 million and the related deferred tax benefit amounted to $1.8 million.

        As of December 31, 2009, there was $0.02 million of total unrecognized compensation cost related to non-vested Phantom ADSs. This amount is expected to be recognized over a weighted-average period of 0.5 years. The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Phantom ADSs awards will be achieved and only recognize expense for those awards expected to vest. The Group's estimated forfeiture rate was 5.1%. The effect of forfeitures amounted to $nil, $1.5 and $2.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Comstar-UTS

The 2006 Program

        On September 15, 2006, the Extraordinary General Meeting of shareholders approved the stock option and stock bonus program ("the 2006 Program") for the Board of Directors and senior management of Comstar-UTS. The 2006 Program was being implemented based on separate decisions of the Board of Directors. In November 2006, the Board of Directors of Comstar-UTS approved the grant of stock options to certain members of the Board of Directors and senior management of Comstar-UTS. The exercise price for these options is RUB 122.3 per one GDR (approximately USD 4.6 as of the grant date). These stock options were to cliff-vest in two years from the date of the grant and were exercisable over a period of 1 month after vesting. The 2006 Program provided for the ability of Comstar-UTS to repurchase the GDRs issued under the 2006 Program from the participants, subject to separate decision of the Board of Directors. Management believed that possibility of such repurchase was remote; accordingly, the 2006 Program originally was classified as equity. In March 2008, the Board of Directors of Comstar-UTS has approved the repurchase of the GDRs purchased by the participants at the exercise of the options back to Comstar-UTS at a price equal to an average price of one GDR for the 60 calendar days preceding the date of exercise weighted by trading volumes of Comstar-UTS GDRs on the London Stock Exchange. Accordingly, as of December 31, 2007 Comstar-UTS changed its estimate and re-classified the option program as liability.

        During the year ended December 31, 2008 certain options have been forfeited, as employment of certain members of management and the Board of Directors has been terminated.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

        In June 2008, General shareholder meeting of Comstar-UTS has taken the decision to denominate the exercise price in USD at USD 4.60 per share. The change did not have a significant impact on compensation expense recognized by Comstar-UTS.

        In November 2008, the participants of the 2006 Program fully exercised their vested options, acquired 2,403,159 GDRs from Comstar-UTS for USD 4.60 per one GDR. The GDRs were then repurchased by Comstar-UTS at USD 5.34 per one GDR, and the 2006 Program was closed. Total intrinsic value of the exercised options, taking into account the repurchase feature, amounted to $1.8 million. The costs recognized in accordance with the 2006 Program for the years ended December 31, 2008 approximated ($9.2) million (a reversal).

        The following table summarizes information about non-vested common stock options during the year ended December 31, 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant- date fair value, U.S. Dollar
Non-vested options at January 1, 2008	2,403,159	n/a	3.16
Options granted	—	—	—
Options vested	(2,403,159)	4.60	3.16
Options forfeited	—	—	—

Non-vested options at December 31, 2008	—	—	—

Phantom Option Program

        In March 2008, the Board of Directors of Comstar-UTS approved the employee phantom option program. Each phantom option is subject to the successful attainment of multiple market and performance conditions, such as shareholder return, market position and revenue growth. The compensation expense for these awards may be adjusted for subsequent changes in the estimated or actual outcome of the performance conditions of Comstar-UTS. The phantom options granted during 2008 vest on March 31, 2010. Upon vesting, the participants will be entitled to a cash compensation equal to the difference between weighted average price of one GDR for the 60 calendar days preceding March 31, 2010 and April 1, 2008, respectively, if positive, timed by the number of phantom options granted.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.   SHARE BASED COMPENSATION (Continued)

        The following table summarizes information about phantom options during the years ended December 31, 2009 and 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant- date fair value, U.S. Dollar
Outstanding at January 1, 2008	—	—	—
Granted	13,065,882	10.2368	2.36
Forfeited	(940,000)	10.2368	2.37

Outstanding at December 31, 2008 (all non-vested)	12,125,882	10.2368	2.36

Granted	—	—	—
Forfeited	(1,580,000)	10.2368	2.37

Outstanding at December 31, 2009 (all non-vested)	10,545,882	10.2368	2.35

        Comstar-UTS estimates the fair value of the phantom options using stock option pricing model based on Monte-Carlo simulation technique. The following assumptions were used in the option-pricing model as of December 31, 2009 and 2008:

	2009	2008
Risk-free interest rate	0.1%	2.4%
Expected residual option life (months)	3	15
Expected dividends	Nil	Notional
Expected volatility	97%	82%
Fair value of options (per share) as of December 31	USD 0.03	USD 0.36

        Expected volatility as of December 31, 2009 was based on historical volatility of the GDRs of Comstar-UTS in the fourth quarter of 2009. The costs recognized in accordance with phantom option plan for the years ended December 31, 2009 and 2008 amounted to negative $2.0 million and $2.3 million, respectively. Total expected future compensation cost related to non-vested awards not yet recognized as of December 31, 2009 which will be recognized on a straight-line basis over the three months ending March 31, 2010 was immaterial.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.   RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and Svyazinvest, in which the Group owns 25% plus one share stake (see Note 14) and which owns approximately 28% voting shares in MGTS, a subsidiary of Comstar-UTS.

        As of December 31, 2009 and 2008, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2009	2008
Accounts receivable:
Sky Link and subsidiaries, an affiliate of Sistema	$7,467	$4,319
Svyazinvest and subsidiaries	4,446	9,334
TS-Retail, a subsidiary of Sistema	3,278	16,271
Sitronics, a subsidiary of Sistema	1,933	—
Intellect Telecom, a subsidiary of Sistema	622	1,073
Sistema Mass Media, a subsidiary of Sistema	204	14,416
Glaxen, a minority shareholder of a subsidiary of the Group	—	12,215
Mezhregion Tranzit Telecom, an affiliate of Sistema	—	8,323
Other related parties	2,023	4,669

Total accounts receivable, related parties	$19,973	$70,620

Accounts payable:
Sitronics, a subsidiary of Sistema	$68,296	$162,906
Maxima, a subsidiary of Sistema	6,511	15,168
TS-Retail, a subsidiary of Sistema	5,739	—
Svyazinvest and subsidiaries	2,299	6,387
Mezhregion Tranzit Telecom, an affiliate of Sistema	—	18,257
Mediaplanning, a subsidiary of Sistema	—	6,118
Sistema Telecom, a subsidiary of Sistema	861	2,697
Sistema Mass Media, a subsidiary of Sistema	—	7,675
Sky Link and subsidiaries, an affiliate of Sistema	488	—
Other related parties	3,209	7,274

Total accounts payable, related parties	$87,403	$226,482

        The Group does not have the intent and ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements with them.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.   RELATED PARTIES (Continued)

Operating Transactions

        For the years ended December 31, 2009, 2008 and 2007, operating transactions with related parties are as follows:

	2009	2008	2007
Revenues from related parties:
Svyazinvest and subsidiaries (interconnection, commission for provision of DLD/ILD services to the Group's subscribers and other)	$43,174	$63,147	$69,094
TS-Retail, a subsidiary of Sistema (Sales of handsets and accessories)	20,689	1,500	—
Mezhregion Tranzit Telecom, an affiliate of Sistema (interconnection, line rental, commission for provision of DLD/ILD services to the Group's subscribers, and other)	11,465	128,560	93,224
Sky Link and subsidiaries, an affiliate of Sistema (interconnection and other)	9,857	7,977	9,857
Other related parties	7,653	10,306	6,137

Total revenues to related parties	$92,838	$211,490	$178,312

Operating expenses incurred on transactions with related parties:
RA Maxima, a subsidiary of Sistema (advertising)	$102,005	$138,756	$134,878
Sitronics, a subsidiary of Sistema (IT consulting)	52,211	39,646	35,889
Svyazinvest and subsidiaries (interconnection and other)	28,997	41,533	36,633
Mediaplanning, a subsidiary of Sistema (advertising)	23,782	82,036	48,756
Mezhregion Tranzit Telecom, an affiliate of Sistema (interconnection, line rental and other)	18,115	191,155	121,355
TS-Retail, a subsidiary of Sistema (dealer commision)	17,889	4,448	133
Sistema Telecom, a subsidiary of Sistema (use of the brand name)	11,738	14,676	14,556
City Hals, a subsidiary of Sistema (rent, repair, maintenance and cleaning services)	9,988	13,835	9,466
AB Safety, an affiliate of Sistema (security services)	5,576	—	—
Other related parties	17,931	14,296	12,199

Total operating expenses incurred on transactions with related parties	$288,232	$540,381	$413,865

        In addition to above, for the years ended December 31, 2009, 2008 and 2007 the Group received dividends from Svyazinvest totaling $nil, $2.4 million and $1.9 million, respectively.

        In the year ended December 31, 2007 Comstar-Direct, a subsidiary of Comstar-UTS, sold substantially all TV content and certain property, plant and equipment to Sistema Mass Media for $14.8 million (exclusive of VAT). Respective gains totalling $2.7 million were included in other income in the accompanying consolidated statement of operations. In the year ended December 31, 2008,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.   RELATED PARTIES (Continued)

respective receivables were transferred to SMM in the course of reorganization of Comstar-Direct (see Note 3).

Investing and financing transactions

        During the years ended December 31, 2009 and 2008 the Group made certain investments in and loans to related parties. Respective balances are summarized as follows:

	December 31,
	2009	2008
Loans to, promissory notes and investments in shares of related parties:
Short-term investments (Note 5)
TS-Retail, a subsidiary of Sistema	$12,421	—
MBRD, a subsidiary of Sistema	992	$90,949
Alt, a related party of Sistema	—	85,091
Delfa, a related party of Sistema	—	68,073
Finexcort, a subsidiary of Sistema	—	68,073
Sistema-Hals, an affiliate of Sistema	—	16,688
Sky Link and subsidiaries, an affiliate of Sistema	—	10,522

Total short-term investments to related parties	$13,413	$339,396

Other investments (Note 15)
TS-Retail, a subsidiary of Sistema	30,192	11,156
Sistema	20,449	—
Intellect Telecom, a subsidiary of Sistema	12,808	11,717
Sistema Telecom, a subsidiary of Sistema	—	51,966

Total other investments to related parties	$63,449	$74,839

Investments in shares (Note 15)
MBRD, a subsidiary of Sistema	5,248	5,401
Sistema Mass Media, a subsidiary of Sistema	3,856	3,970
Other	1,434	1,510

Total investments in shares of related parties	$10,538	$10,881

        Moscow Bank of Reconstruction and Development ("MBRD")—The Group has a number of loan agreements and also maintains certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2009 and 2008, the Group cash position at MBRD amounted to $963.6 million and $242.4 million in current accounts, respectively. Deposit accounts at MBRD amounted to $1.0 million and $195.7 million as of December 31, 2009 and 2008, respectively. Deposit accounts in MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $1.0 million and $90.9 million as of December 31, 2009 and 2008, respectively, which are classified as short-term investments in the accompanying consolidated

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.   RELATED PARTIES (Continued)

statements of financial position. The interest accrued on the deposits for the years ended December 31, 2009, 2008 and 2007, amounted to $25.1 million, $43.2 million and $22.8 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Loans payable to MBRD amounted to $1.2 million and $8.6 million as of December 31, 2009 and 2008, respectively. Interest expense on these loans for the years ended December 31, 2009 and 2008, 2007 amounted to $0.8 million, $1.3 million and $1.0 million, respectively.

        Sistema—In November 2009, the Group accepted a promissory note from Sistema as repayment of a loan principle and interest accrued to date under the agreement with Sistema-Hals (see Note 5). The note has zero interest rate and is repayable in 2017. As of December 31, 2009 the amount receivable of $20.4 million was included in other investments in the accompanying consolidated statement of financial position.

        In the year ended December 31, 2000 following the indemnification obtained from Sistema to repay debt from Ericsson Project Finance, the Group entered into a long-term, RUB-denominated promissory notes with zero interest rate and maturities from 2049 to 2056 to reimburse payments made by Sistema. As of December 31, 2009 and 2008 the carrying values of these notes amounted to $1.8 million and $nil, respectively.

        Sistema Mass Media ("SMM")—In 2008 and 2009, the Group had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009 these loans and notes were fully repaid. Interest expense on these loans and notes for the years ended December 31, 2009 and 2008, 2007 amounted to $1.4 million, $8.1 million and $1.5 million, respectively.

        Intellect Telecom—During the years ended December 31, 2009 MGTS, a subsidiary of Comstar-UTS, and MTS itself granted loans to Intellect Telecom, a subsidiary of Sistema. Loans bear interest of 7.0% and 11.0%, respectively, and mature in 2012.

        Sistema Telecom—In June 2009, the Group transferred RUB-denominated promissory notes of Sistema Telecom, a subsidiary of Sistema, for the total amount of $8.7 million to SMM for partial extinguishment of the Group's debt payable to SMM. In December 2009 the remaining portions of the notes were partly offset against the Group's payables to Sistema Telecom and partly repaid in cash by Sistema Telecom.

        Investments in ordinary shares—As of December 31, 2009 and 2008 the Group had several investments in share capitals of subsidiaries and affiliates of Sistema for $10.5 million and $10.9 million, respectively, which were individually immaterial. The main investments related to two subsidiaries of Sistema: MBRD of 4.56% and Sistema Mass Media of 3.14%.

        Promissory notes of Alt, Delfa and Finexcort—In December 2008, the Group purchased promissory notes of Alt, Delfa, related parties of Sistema, and Finexcort, a subsidiary of Sistema. As of December 31, 2008 the total amount of $221.2 was included in short-term investments in the accompanying consolidated statements of financial position. The notes, together with interest accrued, were redeemed in the first quarter of 2009.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.   RELATED PARTIES (Continued)

        Sky Link and subsidiaries—In 2009 and 2008, Sky Link, an affiliate of Sistema, repaid the Group $14.3 million and $3.4 million, respectively, of outstanding indebtedness, which resulted in partial reversal of a provision for uncollectible loans recorded by the Group in 2007 and recognition of a gain of $4.3 million in the accompanying consolidated statement of operations for the year ended December 31, 2009.

        Sitronics—During the years ended December 31, 2009, 2008 and 2007, the Group acquired from Sitronics Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately $190.1 million, $357.6 million and $222.1 million, respectively. In addition during the years ended December 31, 2009, 2008 and 2007, the Group purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sitronics, for approximately $32.4 million, $39.6 million and $19.2 million, respectively. As of December 31, 2009 and 2008 the advances given to Sitronics and its subsidiaries amounted to $23.7 million and $1.7 million, respectively. These amounts were included into property, plant and equipment in the accompanying consolidated statements of financial position.

        Sistema-Hals—In October 2008, the Group entered into an agreement for the construction of an aerial system in Moscow metro with Sistema-Hals, an affiliate of Sistema. As of December 31, 2009 and 2008 the advances given to Sistema-Hals under this agreement amounted to $6.7 million and $11.7 million, respectively. These amounts were included into property, plant and equipment in the accompanying consolidated statements of financial position.

        MGTS, a subsidiary of Comstar-UTS, entered into a series of agreements with Sistema-Hals, a subsidiary of Sistema, on project development and reconstruction of buildings which house MGTS' automatic telephone exchanges. As of December 31, 2009 and 2008, as a result of the work performed by Sistema-Hals under these contracts, MGTS recorded a liability of $38.3 million and $36.8 million, respectively, payable to Sistema-Hals that was recorded in the accompanying consolidated statements of financial position.

        TS-Retail—In November 2006, MTS established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of Group's retail operations. In December 2007, MTS' stake in this company decreased from 100% to 25% following an increase of share capital by TS-Retail by $14.0 million, which was paid by the Group and certain subsidiaries of Sistema. MTS deconsolidated TS-Retail in December 2007 and subsequently accounted for this investment under the equity method. During the years ended December 31, 2009 and 2008, the Group granted loans in total amount of $42.6 million at 11.0%-15.0% annual interest rates maturing in 2010-2011.

        InvestSvyazHolding—MTS itself and MGTS, a subsidiary of Comstar-UTS, entered into agreements with InvestSvyazHolding, a subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with the authoritative guidance on leases and disclosed in Note 9.

        Svyazinvest—In 2008, the Group paid $3.6 million dividends to Svyazinvest.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26.   STOCKHOLDERS' EQUITY

        Share capital—MTS' share capital comprises 1,916,869,262 and 1,885,052,800 of outstanding common shares, net of treasury shares, as of December 31, 2009 and 2008. The total shares in treasury stock of the Group comprised 76,456,876 and 108,273,338 as of December 31, 2009 and 2008, respectively.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADSs (69,048,816 ADSs recalculated using new ratio), representing 345,244,080 common shares. As of December 31, 2009 MTS repurchased 13,599,067 ADSs.

        Noncontrolling interest—MTS' equity was affected by changes in subsidiaries' ownership interests as follows:

	December 31,
	2009	2008	2007
Net income attributable to the Group	$1,004,479	$2,000,119	$2,087,415

Transfers from the noncontrolling interest
Increase in MTS equity due to acquisition of noncontrolling interest in Comstar-UTS	45,284	—	—
Decrease in MTS paid-in capital due to exercise of the put option on Comstar-UTS shares	—	(9,358)	—
Increase in MTS equity due to exercise of the call option on Comstar-UTS shares	—	—	71,060
Increase in MTS equity due to acquisition of noncontrolling interest in MGTS	269,281	—	—
Decrease in MTS paid-in capital due to acquisition of noncontrolling interest in Dagtelecom	(7,679)	—	—
Decrease in MTS paid-in capital due to reorganisation of Comstar-Direct	—	(6,539)	—
Increase in MTS paid-in capital due to acqisition of noncontrolling interest in Golden Line	—	—	1,467
Decrease in MTS paid-in capital due to acquisition of noncontrolling interest in other subsidiaries	(487)	—	—

Net transfers from the noncontrolling interest	306,399	(15,897)	72,527

Net income attributable to the Group and transfers from the noncontrolling interest:	$1,310,878	$1,984,222	$2,159,942

        Dividends—In 2007, the Board of Directors approved a dividend policy, whereby the Group shall aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under U.S. GAAP. The dividend can vary depending on a number of factors, including the outlook for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26.   STOCKHOLDERS' EQUITY (Continued)

earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as the Group's debt position.

        Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with the Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2009, 2008 and 2007 that is distributable under Russian legislation totaled RUB 33,480 million ($1,055.4 million), RUB 40,554 million ($1,631.6 million) and RUB 37,696 million ($1,473.8 million), respectively.

        The following table summarizes the Group's declared cash dividends in the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Dividends declared (including dividends on treasury shares of $45,631, $36,529 and $5,967, respectively)	$1,265,544	$1,257,453	$747,213
Dividends, U.S. Dollars per ADS	3.2	3.2	1.9
Dividends, U.S. Dollars per share	0.647	0.631	0.375

        As of December 31, 2009 and 2008, dividends payable were $1.1 million and $0.6 million, respectively.

        MGTS' preferred stock—MGTS, a subsidiary of Comstar-UTS, had 15,965,850 preferred shares outstanding at December 31, 2009. MGTS' preferred shares carry guaranteed non-cumulative dividend rights amounting to the higher of (a) 10% of MGTS' net profit as determined under Russian accounting regulations and (b) the dividends paid on common shares. No dividends may be declared on common shares before dividends on preferred shares are declared. If the preferred dividend is not paid in full in any year the preferred shares also obtain voting rights, which will lapse after the first payment of the dividend in full. Otherwise, preferred shares carry no voting rights except on resolutions regarding liquidation or reorganization of MGTS and changes/amendments to MGTS' charter restricting the rights of holders of preferred shares. Such resolutions require the approval of 75% of the preferred shareholders. In the event of liquidation, dividends to preferred shareholders that have been declared but not paid have priority over ordinary shareholders.

        In June 2009, the general shareholders' meeting of MGTS approved zero dividend payment for 2008. Accordingly, the preferred shares obtained voting rights which will lapse after the first payment of the dividend in full.

        In December 2009, the Group has acquired 11,135,428 preferred shares of MGTS (see Note 3).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.   RETIREMENT AND POST RETIREMENT OBLIGATIONS

        MGTS has historically provided certain benefits to employees upon their retirement and afterwards, which include monthly regular pension, death-in-service payments, lump-sum upon retirement payments, death-while-pensioner payments and 50% monthly telephone subsidy for the pensioners who served more than 30 years at MGTS. As of December 31, 2009, there were 10,010 active employees eligible to the program. The pension plan is terminally funded, i.e., upon retirement MGTS transfers all its obligations to a national pension fund "Sistema" (NPF "Sistema"), a subsidiary of Sistema, and from that moment onwards has no more obligations towards the pensioner regarding the pension plan. All other program benefits are financed on a pay-as-you-go basis.

        MGTS' pension obligations are measured as of December 31. The following are the key assumptions used in determining the projected benefit obligation and net periodic pension expense:

Discount rate	9.00% p.a.
Expected return on plan assets	9.22% p.a.
Projected salary growth	9.72% p.a.
Discount rate used for annuity contracts calculation	7.00% p.a.
Rate at which pension payment are assumed to be indexed	0.00% p.a.
Long-term inflation	5.50% p.a.
Staff turnover (for ages below 50)	5.00% p.a.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.   RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        The change in the projected benefit obligation and the change in plan assets for the years ended December 31, 2009 and 2008 are presented in the following table:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Change in projected benefit obligation
Projected benefit obligation, beginning of the year	$11,924	$17,797	$29,721	$17,381	$20,909	$38,290
Service cost	491	737	1,228	807	794	1,601
Interest cost	914	1,371	2,285	1,102	1,083	2,185
Plan amendments losses	—	—	—	66	1,844	1,910
Actuarial (gains)/losses	17	(1,686)	(1,669)	(2,355)	265	(2,090)
Benefit payment	—	(3,043)	(3,043)	—	(5,701)	(5,701)
Settlement and curtailment gain	(1,245)	—	(1,245)	(2,689)	—	(2,689)
Termination benefits	—	—	—	—	2,102	2,102
Foreign currency translation effect	(332)	(636)	(968)	(2,388)	(3,499)	(5,887)

Projected benefit obligation, end of the year	$11,769	$14,540	$26,309	$11,924	$17,797	$29,721

Change in fair value of plan asset
Fair value of plan assets, beginning of the year	$471	$—	$471	$2,473	$—	$2,473
Correction of asset value, beginning of year	(188)	—	(188)	—	—	—
Actual return on plan assets	—	—	—	187	—	187
Employer contributions	1,733	3,044	4,777	604	5,701	6,305
Benefits paid	—	(3,044)	(3,044)	—	(5,701)	(5,701)
Settlement	(1,245)	—	(1,245)	(2,689)	—	(2,689)
Foreign currency translation effect	1	—	1	(104)	—	(104)

Fair value of plan assets, end of the year	$772	$—	$772	$471	$—	$471

Unfunded status of the plan, end of the year, net	$(10,997)	$(14,540)	$(25,537)	$(11,453)	$(17,797)	$(29,250)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.   RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        Reconciliations of the unfunded status of the plan for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unfunded status of the plan, beginning of the year	$11,453	$17,797	$29,250	$14,908	$20,909	$35,817
Net periodic benefit cost	2,115	2,726	4,841	2,570	4,576	7,146
Contributions made	(1,733)	(3,044)	(4,777)	(604)	(5,701)	(6,305)
(Credit)/charge to other comprehensive income/(loss), net	(505)	(2,303)	(2,808)	(3,137)	1,512	(1,625)
Foreign currency translation effect	(333)	(636)	(969)	(2,284)	(3,499)	(5,783)

Unfunded status of the plan, end of the year	$10,997	$14,540	$25,537	$11,453	$17,797	$29,250

        The components of the net periodic pension expense for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Service cost	$491	$737	$1,228	$807	$794	$1,601
Interest cost	914	1,371	2,285	1,102	1,083	2,185
Return on assets	—	—	—	(187)	—	(187)
Termination benefits in connection with established staff reduction program	—	—	—	—	2,102	2,102
Net actuarial loss recognized in a year	582	438	1,020	933	597	1,530
Amortization of prior service cost	(60)	180	120	(85)	—	(85)
Correction of asset value, beginning of year	188	—	188	—	—	—

Net periodic pension expense	$2,115	$2,726	$4,841	$2,570	$4,576	$7,146

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.   RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        Amounts recognized in other comprehensive income for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unrecognized gains	$(565)	$(2,123)	$(2,688)	$(3,289)	$(331)	$(3,620)
Unrecognized prior service cost/(credit)	60	(180)	(120)	152	1,843	1,995

Total recognized in other comprehensive income	$(505)	$(2,303)	$(2,808)	$(3,137)	$1,512	$(1,625)

        The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ending December 31, 2010 are $0.5 million and $0.1 million, respectively.

        The Group's management expects contributions to the plan during the year ended December 31, 2010 to amount to $3.0 million.

        The future benefit payments to retirees under the defined benefit plan are expected to be as follows: 2010—$1.8 million; 2011—$2.0 million, 2012—$2.3 million, 2013—$3.2 million, 2014—$3.5 million and an aggregate of $20.6 million in 2015 to 2019.

        NPF "Sistema" does not allocate any separately identifiable assets to its clients such as MGTS. Instead, it operates a pool of investments where it invests the funds from the pension solidarity and individual accounts. The pool of investments includes primarily investments in Russian corporate bonds, Russian governmental bonds and shares of Russian issuers.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28.   GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2009, 2008 and 2007, comprised the following:

	2009	2008	2007
Salaries and social contributions	991,568	1,094,148	922,652
Rent	278,536	243,837	190,690
General and administrative	213,255	256,731	239,250
Taxes other than income	180,775	215,570	172,684
Repair and maintenance	157,932	221,192	218,824
Billing and data processing	64,169	62,203	45,097
Consulting expenses	58,931	50,774	40,157
Business acquisitions related costs	11,353	—	—
Insurance	7,561	11,452	19,339
Provision for obsolescence	4,113	3,870	4,931

Total	1,968,193	2,159,777	1,853,624

29.   SEGMENT INFORMATION

        Historically, the Group has reflected its reportable segments on a geographical basis. Management has taken this approach as this was effectively how the business was managed.

        In 2009, since the acquisition of Comstar-UTS the Group's management determined a new operating segment and identified three reportable segments: Russia Mobile, Russia Fixed and Ukraine Mobile. These segments have been determined based on different geographical areas of business activities and the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Group's subscribers and distribution of mobile handsets and accessories; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the "Other" category separately from other reconciling items.

        Also, historically, the Group included corporate headquarters expenses to "Russia" reportable segment as the chief operating decision maker assessed the performance of the segments on such basis. In 2009, since the acquisition of Comstar-UTS, the chief operating decision maker has changed the approach to the allocation of corporate headquarters expenses and such changes have been reflected in the financial information the chief operating decision maker now reviews. According to the new approach corporate headquarters expenses which are not directly attributable to the reportable segments are included into "Other" category. The accompanying consolidated financial statements reflect these changes for all periods presented.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted under the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29.   SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	December 31,
	2009	2008	2007
Revenue:
Russia Mobile	$6,636,568	$7,840,225	$6,181,023
Russia Fixed	1,485,590	1,765,226	1,562,291
Ukraine Mobile	1,048,751	1,661,951	1,608,021
Other	787,543	779,520	483,499
Intercompany eliminations	(134,910)	(145,988)	(110,928)

Total revenue	$9,823,542	$11,900,934	$9,723,906

Depreciation and amortization:
Russia Mobile	$1,107,593	$1,312,406	$1,076,586
Russia Fixed	193,357	214,288	185,337
Ukraine Mobile	352,037	437,988	324,976
Other	186,581	186,443	87,986

Total depreciation and amortization	$1,839,568	$2,151,125	$1,674,885

Operating income:
Russia Mobile	$1,941,174	$2,836,660	$2,251,259
Russia Fixed	406,995	440,441	450,907
Ukraine Mobile	120,248	321,328	456,778
Other	82,257	45,503	25,808
Intercompany eliminations	(3,107)	3,404	176

Net operating income	$2,547,567	$3,647,336	$3,184,928

Net operating income	$2,547,567	$3,647,336	$3,184,928
Currency exchange and transaction loss (gain)	252,945	565,663	(161,856)
Interest income	(108,543)	(70,860)	(53,507)
Interest expense	571,719	233,863	192,237
Change in fair value of derivatives	5,420	41,554	145,860
Impairment of investments	368,355	—	22,691
Equity in net income of associates	(60,313)	(75,688)	(71,116)
Other expense, net	23,254	22,745	38,781

Income before provision for income taxes and minority interest	$1,494,730	$2,930,059	$3,071,838

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29.   SEGMENT INFORMATION (Continued)

	2009	2008
Additions to long-lived assets:
Russia Mobile	$1,247,307	$1,595,643
Russia Fixed	120,036	353,975
Ukraine Mobile	259,388	405,127
Other	463,624	313,002

Total additions to long-lived assets	$2,090,355	$2,667,747

Long-lived assets:
Russia Mobile	$4,821,658	$4,840,847
Russia Fixed	2,268,116	2,276,474
Ukraine mobile	1,365,686	1,484,317
Other	1,525,702	1,345,077

Total long-lived assets	$9,981,162	$9,946,715

Total assets:
Russia Mobile	$8,662,850	$6,971,541
Russia Fixed	3,881,353	4,282,381
Ukraine Mobile	1,567,563	1,669,996
Other	1,668,979	1,793,261

Total assets	$15,780,745	$14,717,179

30.   COMMITMENTS AND CONTINGENCIES

        Recent volatility in global and Russian financial markets—During 2009, a number of major economies around the world continued to experience volatile capital and credit markets. A number of major global financial institutions have been placed into bankruptcy, taken over by other financial institutions and/or supported by government funding. As at the date these consolidated financial statements are authorized for issue as a consequence of the market turmoil in capital and credit markets both globally and in Russia, notwithstanding any potential economic stabilization measures that may be put into place by the Russian Government, there exists economic uncertainties surrounding the continual availability, and cost, of credit facilities, the potential for economic uncertainties to continue in the foreseeable future. The crisis may also damage purchasing power of the Group's customers mainly in business sector and thus lead to decline in revenue streams and cash generation.

        While management believes it is taking appropriate measures to support the sustainability of the Group's business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group's results and financial position in a manner not currently determinable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

        Operating environment—The economies in Russia and the CIS countries, while deemed to be market economies, continue to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls. The further development of the Russian and CIS countries' economies will be subject to their government's continued actions with regard to supervisory, legal and economic reforms.

        Capital commitments—As of December 31, 2009, the Group had executed purchase agreements of approximately $200.2 million to acquire property, plant and equipment, and intangible assets and costs related thereto.

        Agreement with Apple—In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over the three year period. Pursuant to the agreement the Group shall also incur certain iPhone promotion costs. In 2009 and 2008, the Group made 0.4% and 7.2% of its total purchase installment contemplated by the agreement, respectively.

        Total amount paid for handsets purchased under the agreement for the years ended December 31, 2009 and 2008 amounted to $3.4 million and $65.4 million, respectively.

        MGTS long-term investment program—In December 2003, MGTS announced its long-term investment program for the period from 2004 to 2012, providing for extensive capital expenditures, including expansion and full digitalization of the Moscow telephone network. The program was approved by the resolution of the Moscow City Government on December 16, 2003. At the inception of the investment program, capital expenditures were estimated to be approximately $1,600.0 million and included reconstruction of 350 local telephone stations and installation of 4.3 million of new phone lines. As a result of implementation of the investment program, new digital equipment is being installed in the buildings housing the telephone nodes, and a substantial amount of floor space will become available after the replacement of analogue switching equipment. The additional free floor space after reconstruction is expected to be sold to third parties or rented out. There are 113 automatic telephone station buildings which are to be reconstructed or rebuilt in the course of the investment program. Currently, the management had not made a decision whether to sell the free floor space created in the course of the investment program or to rent it out.

        In November 2006, MGTS signed an agreement with the Moscow City Government, under which MGTS' investment program was approved. Under the agreement, the Moscow City Government is entitled to receive not less than 30% of the market value of additional floor space constructed during the course of the investment program. The obligation arises at the time the reconstruction of specified properties is completed. In December 2005, MGTS made a prepayment to the Moscow City Government under this program which will be offset against the future liability arising as a result of the investment program.

        In the course of implementation of the investment program, MGTS entered into a series of agreements with Sistema-Hals, a subsidiary of Sistema, related to project development and reconstruction of buildings housing the telephone stations. The main part of the work under these

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

contracts was to be performed between 2006 and 2012. Under the agreements, Sistema-Hals was to prepare the project documentation and perform construction works on behalf of MGTS, and MGTS was to reimburse all the expenses incurred in relation to the construction process with a margin of 4.75% on such expenses and to pay a fixed fee of $0.04 million per one building. During 2009 and 2008, project development and site preparation works were performed by Sistema-Hals on 96 sites, which resulted in $2.8 million and $11.0 million addition to construction in-progress in 2009 and 2008, respectively, and recognition of payable to Sistema-Hals (see Note 25). No construction or other works were performed in relation to the other sites in 2009, as the business plans are still under development.

        In February 2009, the Board of Directors of MGTS approved the cancellation of agreements with Sistema-Hals with respect to 26 sites, which also extinguishes the respective portion of MGTS' liability to Sistema-Hals, and signing of 26 new agreements with investor companies. Under the new agreements, the investor companies would perform all necessary reconstruction work and obtain the property rights for the reconstructed buildings except for the premises locating the digitalized nodes which would remain MGTS property. In addition, within 12 months after transfer of the building into the investment project, MGTS is to receive cash payment equal to MGTS' share in the value of the building before reconstruction as appraised by an independent valuation firm in 2008, plus interest at 20% per annum accrued for the period from transfer of the building into the project and the date of payment. As of December 31, 2009, cancellation of 2 out of aforementioned 26 agreements was signed by Sistema-Hals.

        Operating leases—The Group has entered into non-cancellable agreements to lease the space for telecommunication equipment, offices and transmission channels, which expire in various years up to 2058. Rental expenses under the operating leases of $278.5 million, $243.8 million and $190.7 million for the years ended December 31, 2009, 2008 and 2007, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Rental expenses under the operating leases of $168.7 million, $175.8 million and $129.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, are included in cost of services in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2009 are as follows:

Payments due in the years ended December 31,
2010	$196,858
2011	33,741
2012	25,768
2013	11,707
2014	8,313
Thereafter	93,609

Total	$369,996

        Taxation—Russia and the CIS countries currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than typically found in countries with more developed tax systems.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2009, tax declarations of MTS OJSC and other subsidiaries in Russia for the preceding three fiscal years were open for further review.

        In October 2009, the Russian tax authorities completed the tax audit of Sibintertelecom for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed that RUB 174.5 million ($5.8 million as of December 31, 2009) of additional taxes, penalties and fines were payable by the Group. The resolution has not come into force yet as the Group has prepared and filed an appeal with the Federal Tax Service to recognize the tax authorities' resolution to be invalid. As of December 31, 2009, no provision was recorded in the consolidated financial statements in respect of this matter, as the management believes the decision to be favorable.

        The Group purchases supplemental software from foreign suppliers of telecommunication equipment in the ordinary course of business. The Group's management believes that custom duties are calculated in compliance with the applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional custom duties. As of December 31, 2009 and 2008, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to Group's subscribers in the course of performing its marketing activities might be a subject to transfer pricing rules. The Group's management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2009 and 2008, no provision was recorded in the consolidated financial statements in respect of such additional claims.

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2009 and 2008, the provision accrued amounted to $68.2 million and $27.6 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled $4.2 million and $8.0 million as of December 31, 2009 and 2008, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

        3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that MTS will have to build a certain number of base stations that support 3G standards and will have to start providing services in the Russian Federation by certain date, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2009 MTS is in compliance with these conditions.

        Issued guarantees—In 2006, MGTS became a guarantor under a credit facility provided to InvestSvyazHolding, a subsidiary of Sistema, by Komercni banka, a.s., Prague. The credit line for the total amount of €10.4 million matures in April 2011. MGTS' guarantee amounted to $6.7 million as of December 31, 2009.

        In 2006, MGTS became a guarantor under a credit facility provided to MBRD, a subsidiary of Sistema, by Bankgesellschaft Berlin AG, Berlin. The credit line for the total amount of €2.1 million matures in June 2011. MGTS' guarantee amounted to $0.9 million as of December 31, 2009.

        Under these guarantees the Group could be potentially liable for a maximum amount of $7.6 million in case of borrowers' default under the obligations. As of December 31, 2009, no event of default has occurred under any of the guarantees issued by the Group. The Group does not recognize a liability at inception for the fair value of the guarantor's obligation, as provisions of the authoritative guidance on guarantees do not apply to the guarantees issued between corporations under common control.

        Bitel—In December 2005, MTS Finance acquired a 51.0% stake in Tarino Limited ("Tarino"), from Nomihold Securities Inc. ("Nomihold"), for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.   COMMITMENTS AND CONTINGENCIES (Continued)

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

        Beta Link—On August 12, 2009, Beta Link CJSC ("Beta Link") filed a claim against MTS, seeking (i) payment of RUB 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) payment of $10.0 million in penalties for breach of dealers' agreement and (iii) payment of $2.7 million of unrealized potential benefits. On December 11, 2009, Moscow Arbitration Court ruled against MTS enacting to pay an amount of RUB 118.6 million ($3.9 million as of December 31, 2009) and $10 million in penalties. MTS prepared and filed an appeal in response of Moscow Arbitration Court ruling, which resulted in a judgment in favor of the Group on March 23, 2010. Beta Link, in return, prepared the further appeal against MTS. Group's management is unable to predict the outcome of this claim at this time. As of December 31, 2009, the provision for the entire amount totaled to $13.9 million was recorded in the consolidated financial statements in respect of this claim.

        Other litigations—In the ordinary course of business, the Group may be party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. Management believes that the Group's liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of the Group.

31.   SUBSEQUENT EVENTS

        For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through April 29, 2010, which is the date these financial statements were available to be issued.

        Increase in MGTS Tariffs—In January 2010, the Federal Tariff Service approved new tariffs for MGTS residential and corporate subscribers effective February 1, 2010. The tariffs for subscribers increased at an average rate of 10.3% in RUB.

        Non-controlling interest in EuroTel—In February 2010, the Group completed the cash acquisitions of the outstanding 20% minority stake in Yekaterinburg-based cable-TV and communications operator EuroTel LLC and a 25% minority stake in Management and Leasing LLC, which owns communication infrastructure in Yekaterinburg. The Group now owns 100% of the issued share capital in both companies. The total cash consideration for the two related acquisitions is RUB 100 million ($3.3 million at the date of acquisition).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31.   SUBSEQUENT EVENTS (Continued)

        Acquisition of Tenzor Telecom—In February 2010, the Group acquired 100% in Tenzor Telecom, an alternative telecommunications operator based in Yaroslavl in Central Russia, for RUB 220 million ($7.3 million as of the date of acquisition). The acquisition was made in frame of regional expansion program of the Group.

        Decrease in interest rates Gazprombank—In February 2010 MTS reached an agreement with Gazprombank to reduce the interest rates on the outstanding loans. The interest rate on the EURO 100.0 million credit facility with original maturity in September 2012 was reduced from an annual rate of 8% to 7%. The interest rate on the facility of RUB 6.46 billion with maturity in September 2012 was reduced from an annual rate of 13% to 10.95%. MTS also reduced the interest rate on the revolving credit line in the amount of €100.0 million with maturity in September 2012 from 8% to 7%.

        Raising of financing from Credit Agricole Corporate and Investment Bank and BNP Paribas —On February 18, 2010 the Group entered into a credit facility agreement in amount of up to $97.0 million with Credit Agricole Corporate and Investment Bank and BNP Paribas backed by Hermes. $55.1 million of the facility is available till April 15, 2010, the rest $41.9 million - till March 30, 2011. The funds are to be used for purchase of telecommunication software and equipment from Alcatel Lucent Deutschland. The facility matures in 2017 and bears an interest of EURIBOR + 1.65%. The related commitment fee is set at 0.825% on undrawn balance of the facility.

        Legal proceedings by anti-monopoly authorities—In March 2010, the Federal Anti-Monopoly Service of Russia ("FAS") started legal proceedings against MTS, VimpelCom OJSC and Megafon OJSC about their alleged violation of antimonopoly legislation by charging artificially high prices for roaming services. The Group does not possess information related to the date that this case will be considered by the FAS. In case roaming tariffs of the Group are found to be in violation of applicable legislation, the Group may face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. Management believes that there was no violation of the anti-monopoly legislation and no amounts have been accrued in the accompanying consolidated financial statements in relation to this claim.

        Amendment to Sberbank Credit Line Facility—In March 2010, Comstar-UTS agreed to amend the repayment schedule of Sberbank credit line facility (see Note 17). Under the new schedule, the loan principal is repayable in eight quarterly installments of RUB 3,250.0 million ($107.5 million as of December 31, 2009) each starting from September 2010. In addition, nominal interest rate was decreased to 10.5% per annum for the period from March 1, 2010 till September 27, 2010 and to 11.75% per annum thereafter.

        Approval of new credit facility from Sberbank—In March 2010 Sberbank approved a new RUB 5.8 billion ($191.8 million as of December 31, 2009) credit facility for Comstar. This facility can be utilized by the end of 2010, has an interest rate of 10.5% and the repayments of the amounts borrowed under the facility start in 2012.

        MGTS dividend—In March 2010, the extraordinary general shareholders' meeting of MGTS approved dividend on preferred shares of MGTS for the total amount of RUB 321.9 million

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31.   SUBSEQUENT EVENTS (Continued)

(approximately $10.7 million). The dividends are due to be paid until the end of May 2010. Upon dividend payment, preferred shares of MGTS will become non-voting.

        Voluntary partial repayment of RUB 12 billion Sberbank facility—On April 5, 2010 the Group voluntarily repaid RUB 6 billion (equivalent of $205.3 million as of the date of repayment) of its 12 billion Sberbank facility.

        Raising of financing from the Bank of Moscow—On April 6, 2010 the Group signed a credit agreement with the Bank of Moscow in amount of RUB 22 billion. The terms of the agreement stipulate a three-year maturity with one-year extension option and an annual interest of up to 10.25%. The credit line can be drawn down until October 1, 2010. The facility carries no commitment fees or any other upfront fees payable at signing. However, the Group is to pay fee of 0.2% from each amount drawn under the agreement.

        Decrease in interest rates Sberbank—On April 13, 2010, the Group lowered interest rates on MTS' Sberbank facilities. The interest rate for RUB 47 billion facility closed in September 2009 was set at 10.65%, the interest rate for RUB 12 billion facility closed in August 2009 (partially repaid in April 2010) was set at 9.75%.

        Repurchase of MTS OJSC Notes due 2013—In April 2010 the Group set a new 7.0% coupon rate for the coupon payments to be made on MTS OJSC Notes due 2013 until maturity. On April 26, 2010, upon demand of certain noteholders, the Group repurchased 7.1 million of MTS OJSC Notes due 2013 at nominal value of RUB 7.1 billion ($242.5 million as of the date of the transaction).

        Repurchase of MTS OJSC Notes due 2015—In April 2010 the Group set a new 7.75% coupon rate for the coupon payments to be made on MTS OJSC Notes due 2015 until maturity. On April 29, 2010, upon demand of certain noteholders, the Group repurchased 6.3 million of MTS OJSC Notes due 2015 at nominal value of RUB 6.3 billion ($214.5 million as of the date of the transaction).

        Change of ADS ratio—Effective May 3, 2010, the ratio of Company's ADSs changed from 1 ADS per 5 common shares to 1 ADS per 2 common shares.

        Agreement to sell Svyazinvest stake to Rostelecom—On May 20, 2010, Comstar-UTS, MGTS Finance S.A., a company controlled by Comstar-UTS, and Rostelecom entered into agreements involving the sale of a 25% + 1 share of Svyazinvest to Rostelecom for RUB 26 billion.

        The closing of the transactions is subject to a number of conditions including, inter alia, obtaining the necessary corporate approvals by the parties involved, regulatory clearances, including those from the FAS, and the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest will control 100% of the share capital in Sky Link and Sistema will acquire the 23.33% stake in MGTS controlled by Svyazinvest. The precise terms and consummation of this and certain additional related transactions remain subject to the negotiation and execution of definitive binding documentation by these and other parties.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31.   SUBSEQUENT EVENTS (Continued)

        The agreements signed on May 20, 2010 are in line with the previously announced non-binding memorandum of understanding ("MOU") concluded by Comstar-UTS with Sistema and Svyazinvest in November 2009 (see Note 14).

        Repayment of EBRD, Nordic Investment Bank and European Investment Bank loans—On May 26, 2010 the Group repaid loans from EBRD, Nordic Investment Bank and European Investment Bank totalling EUR 413.0 million and accrued interest totalling EUR 13.9 million.

        Notes issue—On June 22, 2010, the Group issued U.S. Dollar-denominated loan participation notes in the amount of $750.0 million with an annual interest rate of 8.625% and a maturity in June 2020. The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange.

        Dividends—On June 24, 2010, the annual general meeting of the Company's shareholders approved dividends of RUB 15.40 per ordinary share for the fiscal year ended December 31, 2009 amounting to a total of RUB 30.70 billion ($991.3 million at the exchange rate as of June 24, 2010).

        Repurchase of MTS OJSC Notes due 2018—In June 2010 the Group set a new 8.0% coupon rate for the coupon payments to be made on MTS OJSC Notes due 2018 until maturity. On June 24, 2010, upon demand of certain noteholders, the Group repurchased the Notes in the amount of 179.5 million rubles ($5.8 million as of the date of the transaction).

        Proposed merger of MTS and Comstar-UTS—On June 25, 2010, MTS announced that the MTS and Comstar-UTS Boards of Directors approved the merger ("prisoedinenie" under Russian law) of MTS and Comstar-UTS. The merger is conditional on the approval of 75% of the shareholders present at each company's Extraordinary Shareholders Meeting (EGM), the receipt of regulatory clearance and other closing conditions. MTS and Comstar-UTS expect to convene EGMs on December 23, 2010, at which MTS' and Comstar-UTS's respective shareholders will vote on the merger. If approved, the companies expect to complete the merger transaction in the second quarter of 2011. MTS and Comstar-UTS shareholders who vote against or do not vote on the merger will have the right to sell their shares back to MTS or Comstar-UTS, respectively, for cash at a price set by the respective companies' Boards of Directors, subject to the statutory limit of 10% of each company's Net Asset Value under Russian Accounting Standards.

        MTS also announced contemporaneously with the merger its intent to launch a voluntary tender offer for up to 9.0% of Comstar-UTS's issued share capital at RUR 220.0 per Comstar-UTS ordinary share. The tender offer has been submitted to the Federal Commission on the Securities Market for review and will be delivered to Comstar-UTS shareholders following this review.