Form 20-F
period 2010-12-31
MOBILE TELESYSTEMS OJSC
filed 2011-06-17
CIK 1115837

Use these links to rapidly review the document
Table of Contents1
Table of Contents2
Table of Contents3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Joshua B. Tulgan
Director, Investors Relations
Mobile Telesystems OJSC
5 Vorontskovskaya Street, bldg. 2, 109147 Moscow Russian Federation
Phone: +7 495 223 20 25, Fax: +7 495 911 65 67
E-mail: ir@mts.ru
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
AMERICAN DEPOSITARY SHARES,
EACH REPRESENTING 2 SHARES OF COMMON STOCK	NEW YORK STOCK EXCHANGE
COMMON STOCK, PAR VALUE 0.10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,916,869,262 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2010.

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

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

            If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; (ii) "MTS Ukraine" is to MTS Ukraine Private Joint Stock Company (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary; (iii) "MTS-Uzbekistan" is to Uzdunrobita, our Uzbekistan subsidiary; (iv) "MTS-Turkmenistan" and "BCTI" are to Barash Communication Technologies, Inc., our Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our fixed line subsidiary; (vi) "MGTS" is to Moscow City Telephone Network, our Moscow PSDN fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom CJSC, our Armenian subsidiary. We refer to Mobile TeleSystems LLC, our 49% owned joint venture in Belarus, as "MTS Belarus." As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "rubles" or "RUR" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "dram" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to "shares" or "ordinary shares" refers to our ordinary shares, "ADSs" refers to our American depositary shares, each of which represents two ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs. Prior to May 3, 2010, each ADS represented five ordinary shares of our common stock. "CIS" refers to the Commonwealth of Independent States.

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

  •
  risks relating to legislation, regulation and taxation in Russia and certain other CIS countries, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia and other countries where we operate and taxation legislation relating to entities in Russia and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia and the CIS;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.  Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2007, 2008, 2009 and 2010, and as of December 31, 2008, 2009 and 2010, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the table below presents unaudited selected consolidated financial data derived from our consolidated statement of financial position as of December 31, 2007. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition, other than with respect to our acquisition of certain subsidiaries of Joint-Stock Financial Corporation Sistema, or Sistema, as further described below.

        In October 2009, we acquired a 50.91% stake in Comstar, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema for RUR 39.15 billion ($1.32 billion as of October 12, 2009). We subsequently increased our ownership stake in Comstar to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us, which was completed on April 1, 2011. On March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUR 1.96 million. The buyback price was set at RUR 245.19 per one MTS ordinary share. In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of the Comstar issued share capital were repurchased for RUR 4.8 billion. The buyback price was set at RUR 212.85 per one Comstar ordinary share. The remaining 98,853,996 Comstar ordinary shares were converted into MTS ordinary shares at an exchange ratio of 0.825 MTS ordinary shares for each Comstar ordinary share. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        In June 2010, we acquired a 15.0% ownership interest in TS-Retail OJSC ("TS-Retail") from Sistema for $1.00, consequently increasing our effective ownership interest in TS-Retail to 49.6%. We subsequently increased our effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to purchase Comstar's shares in September 2010.

        On December 27, 2010, we acquired a 100.00% ownership stake in Sistema Telecom, a subsidiary of Sistema which owns the egg-shaped logos each of the telecommunications companies operating within the Sistema group uses, including us, and a 45.00% ownership stake in TS-Retail, from Sistema for RUR 11.59 billion ($378.98 million as of December 27, 2010). As a result of this acquisition and our merger with Comstar on April 1, 2011, we currently own a 100.00% stake in TS-Retail.

        In August 2010, we acquired a 95.00% ownership interest in Metro-Telecom, a company which owns a fiber optic network located in the Moscow metro, from Invest-Svyaz CJSC, a wholly owned subsidiary of Sistema, for RUR 339.35 million ($11.01 million as of August 27, 2010).

        As we, Comstar, TS-Retail, Sistema Telecom and Metro-Telecom were under the common control of Sistema, our acquisition of majority stakes in these companies has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if these companies had been owned since the beginning of the earliest period presented. As a result, assets of these companies have been recorded at book value as if these companies had been owned by us since the beginning of the periods presented. Accordingly, the financial data presented below for the years ended December 31, 2008 and 2009, the financial years preceding the acquisition, have been restated to include the financial position and results of operations of the companies acquired from Sistema as if the acquisition had occurred as of January 1, 2008, and the financial data for the years ended December 31, 2009 and 2010 includes the financial position and results of operations of Comstar, TS-Retail, Sistema Telecom and Metro-Telecom for the full year. See Notes 2 and 3 to our audited consolidated financial statements.

        Financial information for the year ended December 31, 2006 is not included herein, as such information cannot be provided on a restated basis to reflect the acquisition of Comstar and certain other Sistema subsidiaries, as described above, without unreasonable effort or expense. Financial information for the year ended December 31, 2007, is restated to reflect the acquisition of Comstar.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and

"Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$9,634,698	$11,836,158	$9,513,353	$10,586,068
Sales of handsets and accessories	89,208	156,465	353,900	707,168

Total net operating revenues	9,723,906	11,992,623	9,867,253	11,293,236
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	1,863,797	2,451,978	2,011,332	2,260,888
Cost of handsets and accessories	158,848	229,992	375,444	727,683
Sales and marketing expenses	775,240	908,824	728,483	850,584
Depreciation and amortization expenses	1,674,885	2,153,077	1,844,174	2,000,492
Sundry operating expenses(1)	2,066,208	2,621,506	2,351,935	2,719,027
Net operating income	3,184,928	3,627,246	2,555,885	2,734,559
Currency exchange and transaction (gain)/loss	(161,856)	561,963	252,694	(20,238)
Other (income) expenses:
Interest income	(53,507)	(69,697)	(104,566)	(84,396)
Interest expense, net of capitalized interest	192,237	234,424	571,901	777,287
Equity in net income of associates	(71,116)	(75,688)	(60,313)	(70,649)
Impairment of investments	22,691	—	368,355	—
Change in fair value of derivatives	145,860	41,554	5,420	—
Other income, net	38,781	29,090	23,254	66,924
Total other (income) expenses, net	274,946	159,683	804,051	689,166

Income before provision for income taxes and noncontrolling interests	3,071,838	2,905,600	1,499,140	2,065,631
Provision for income taxes	852,015	744,320	505,047	517,188
Net income (loss) attributable to the noncontrolling interest	$132,408	$182,173	$(20,110)	$167,812
Net income attributable to MTS	2,087,415	1,979,107	1,014,203	1,380,631

Dividends declared(2)	$747,213	$1,257,453	$1,265,544	$991,211

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Net income per share, basic and diluted	1.06	1.05	0.54	0.50
Dividends declared per share	0.38	0.63	0.65	0.50
Dividends declared per share, rubles	9.67	14.84	20.15	15.40
Number of common shares outstanding	1,960,849,301	1,885,052,800	1,916,869,262	1,916,869,262
Weighted average number of common shares outstanding—basic	1,973,354,348	1,921,934,091	1,885,750,147	1,916,869,262
Weighted average number of common shares outstanding—diluted	1,974,074,908	1,921,934,091	1,885,750,147	1,916,869,262
Consolidated cash flow data:
Cash provided by operating activities	$3,851,372	$5,027,000	$3,592,230	$3,617,170
Cash used in investing activities	(3,247,320)	(2,698,386	(2,372,171)	(2,181,627)
(of which capital expenditures)(3)	(1,898,972)	(2,612,825)	(2,328,309)	(2,647,117)
Cash provided by/(used in) financing activities	(258,069)	(1,679,647)	130,948	(3,036,442)
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$1,267,413	$1,499,531	$2,735,480	$1,261,288
Property, plant and equipment, net	8,566,744	7,765,873	7,750,617	7,971,830
Total assets	15,874,942	14,737,318	15,764,489	14,478,042
Total debt (long-term and short-term)(4)	4,529,374	5,394,852	8,350,244	7,160,612
Total shareholders' equity	8,339,558	6,194,864	4,365,711	4,156,803
Including capital stock(5)	(317,794)	(1,376,195)	(1,004,368)	(1,004,368)

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Financial ratios (end of period):
Total debt/total capitalization(6)	35.2%	46.5%	66.0%	64.2%
Mobile industry and operating data:(7)
Mobile penetration in Russia (end of period)	119%	129%	143%	151%
Mobile penetration in Ukraine (end of period)	120%	121%	121%	118%
Mobile subscribers in Russia (end of period, thousands)(8)	57,426	64,628	69,342	71,442
Subscribers in Ukraine (end of period, thousands)(8)	20,004	18,115	17,564	18,240
Overall market share in Russia (end of period)	33%	34%	33%	33%
Overall market share in Ukraine (end of period)	36%	32%	32%	34%
Average monthly usage per subscriber in Russia (minutes)(9)	157	208	213	234
Average monthly usage per subscriber in Ukraine (minutes)(9)	154	279	462	535
Average monthly service revenue per subscriber in Russia(10)	$9	$11	$8	$8
Average monthly service revenue per subscriber in Ukraine(10)	$7	$7	$5	$5
Subscriber acquisition costs in Russia(11)	$26	$27	$18	$19
Subscriber acquisition costs in Ukraine(11)	$12	$11	$7	$8
Churn in Russia(12)	23.1%	27.0%	38.3%	45.9%
Churn in Ukraine(12)	49.0%	47.3%	40.0%	31.0%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses (including charges incurred in connection with the "universal services reserve fund").

(2)
Dividends declared in each of the years ended December 31, 2007, 2008, 2009 and 2010 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2006, 2007, 2008 and 2009, respectively). Includes dividends on treasury shares of $6.0 million, $36.5 million, $45.6 million and $35.1 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively. On April 27, 2011, our Board of Directors recommended that the annual general meeting of shareholders approves annual dividends of RUR 14.54 per ordinary MTS share (approximately $1.04 per ADR) for the year ended December 31, 2010.

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

(10)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. Average monthly service revenue per subscriber data for each of the years ended December 31, 2007, 2008, 2009 and 2010 presented in this table are based on our current calculation methodology.

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

C.  Reasons for the Offer and Use of Proceeds

        Not applicable.

D.  Risk Factors

        An investment in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements" where we describe additional uncertainties associated with our business and the forward-looking statements included in this document.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

        Investors in emerging markets such as the Russian Federation, Ukraine, Turkmenistan, Kyrgyzstan, Uzbekistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. See also "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.0 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," and "—The inability of BCTI to continue its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as Wi-Fi, Worldwide Inter-operability for Microwave Access, or Wi-Max, Enhanced Data Rates for Global Evolution, or EDGE, Universal Mobile Telecommunications System, or UMTS, and Long Term Evolution, or LTE, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

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

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or Vimpelcom, and Open Joint Stock Company MegaFon, or MegaFon. We also face competition from several regional operators and Tele2, which has entered the market in several regions with aggressive pricing. In addition, on April 1, 2011, the Russian government completed the reorganization of state-controlled telecommunications companies Svyazinvest Telecommunications Investment Joint Stock Company, or Svyazinvest, and Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom, or Rostelecom. As a result, Rostelecom is currently the largest fixed-line operator and fourth largest mobile operator in Russia.

        In February 2008, Vimpelcom completed a merger with Golden Telecom, a leading provider of fixed line integrated telecommunications and Internet services in Russia and the CIS and the principal competitor of Comstar. In addition, following the settlement of shareholder litigation between

Vimpelcom's two principal shareholders at the end of 2009, the company commenced a significant restructuring in 2010. Pursuant to this restructuring, a new parent company was incorporated in Bermuda, with all of Vimpelcom's current wireless and fixed line operations, as well as Ukrainian mobile operator Closed Joint Stock Company "KYIVSTAR" G.S.M., or Kyivstar, becoming subsidiaries of the new parent company. The integration of Golden Telecom and subsequent restructuring may provide Vimpelcom with several advantages that may effectively increase its competitive position. For example, Vimpelcom has already spent a few years integrating and re-branding its fixed line operations and may benefit from the ability to bundle and cross-sell its fixed and wireless service offerings and the economies of scale that may accompany the combining of complementary operations. In addition to significantly increasing the size of Vimpelcom's operations, the restructuring of Vimpelcom offshore will also allow it to potentially access equity capital markets without the significant restrictions and offering limitations applicable to Russian issuers. All of these factors may allow Vimpelcom to grow and expand its service offerings and subscriber base, as well as provide it with greater access to capital, which may negatively impact our market share and competitive position.

        In addition, the Russian government has been seeking greater involvement in the Russian telecommunications sector and on April 1, 2011, completed the restructuring of its telecommunications holdings. As a result, Svyazinvest, a state-controlled holding company controlling local fixed line operators throughout Russia (other than MGTS), has merged these local operators with Rostelecom, Russia's largest long-distance telecommunications provider, to create a single, national network. Svyazinvest has also announced plans to create a fourth nationwide mobile operator, and in November 2009, a non-binding memorandum of understanding was signed by Sistema, Comstar and Svyazinvest contemplating an exchange of certain telecommunication assets. The transaction was completed in October 2010 and included, among other things, the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest obtained control over 100% of the share capital in Sky Link, Sistema acquired the 23.33% stake in MGTS controlled by Svyazinvest and Comstar transferred 25% plus 1 share in Svyazinvest to Rostelecom for cash consideration of 26 billion rubles.

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

        According to Direct INFO, Rostelecom controls over 76% of all fixed line telecommunications services in Russia. The emergence of Rostelecom as an integrated nationwide provider of fixed line local and long distance communications services and mobile communications services may significantly increase competition in our markets. Moreover, any new mobile operator formed within the new state-controlled group may receive favorable pricing terms for interconnect from the regional fixed line operators within the group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        In addition, we believe that Rostelecom, as a state-controlled company, is currently able to influence telecommunications policy and regulation in Russia and may cause substantial increases in interconnect rates for access to fixed line operators' networks by mobile cellular operators. Similarly, Rostelecom may cause substantial decreases in interconnect rates for access to mobile cellular operators' networks by fixed line operators, which could cause our revenues to decrease and may materially adversely affect our business, financial condition and results of operations.

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last several years. In October 2010, the Antimonopoly Committee of Ukraine, or the AMC, approved the merger of Kyivstar, our primary mobile competitor in Ukraine, with URS, Ukrainian mobile operator controlled by Vimpelcom, in connection with Vimpelcom's restructuring. We expect that the full integration of these companies will be completed by 2013. Currently, however, it is not clear how the Vimpelcom restructuring in Ukraine will affect our operations. Aggressive pricing by our competitors in Ukraine, driven primarily by Astelit, has also driven down the overall average price per minute levels significantly in Ukraine since 2006. Furthermore, we face increasing competition and aggressive pricing in Belarus from Best CJSC, a subsidiary of Turkcell operating in Belarus under the Life brand.

        In Belarus, the government has recently announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of $1.0 billion. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus, as well as have a material adverse effect on our business, financial condition and results of operations.

        We also face competition in Armenia and Uzbekistan. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. The Uzbekistan telecommunications market can also be characterized by aggressive pricing by our competitors, Vimpelcom and Ucell, as well as by a rapidly developing market for mobile Internet services and the existence of various administrative barriers that make working in Uzbekistan particularly challenging.

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

        We are controlled by Sistema, which controls 50.8% of our total charter capital (52.8% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—A disposition by our controlling shareholder of its stake in our company could materially harm our business."

        Sistema has outstanding a significant amount of indebtedness. As of December 31, 2010, Sistema had consolidated indebtedness of approximately $1.1 billion of short-term debt, $2.1 billion comprising the short-term portion of its long-term debt, and $12.2 billion of long-term debt (net of the short-term portion). At the corporate level, Sistema had $17.0 million of short-term debt, $766.4 million comprising the short-term portion of its long-term debt, and $966.2 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $561.6 million in 2006 for 2005, $747.2 million in 2007 for 2006, $1,257.5 million in 2008 for 2007, $1,158 million in 2009 for 2008 and $999 million in 2010 for 2009. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. Furthermore, our credit ratings can be and have been affected in the past by Sistema's activity and credit ratings.

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

        For example, see "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.0 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," and "—The inability of BCTI to continue its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2009 and 2010, our acquisition activity shifted to focus on dealer acquisitions, in furtherance of our effort to develop our distribution network, and the acquisition of Comstar and regional cable TV and broadband providers, in furtherance of our strategy to become a provider of integrated telecommunications services. These and other business combinations entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

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

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September

2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us, which was completed on April 1, 2011. As a result, Comstar ceased to exist as a separate legal entity and we became the legal successor of Comstar in respect of all its rights and obligations.

        We merged with Comstar in furtherance of our strategy to become a full service provider of integrated telecommunications services and strengthen our position in the growing fixed and mobile broadband markets. This strategy is premised on our belief that consumer Internet use in our markets will continue to rapidly grow, the mobile and fixed line assets of MTS and Comstar are complementary, and the combination of our respective telecommunications assets will enable us to develop and provide bundled telecommunications services and take advantage of cross-selling opportunities. If any of these assumptions are incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Comstar may not materialize and our business, financial condition and results of operations and prospects would be materially adversely affected.

        In addition, our management will be required to devote substantial time and resources over the next several years to integrating the operations of Comstar and MTS, which will decrease the time that they are able to devote to managing the combined company's business. Additionally, we will depend to a significant extent upon the continued performance and contributions of individuals who formerly served in senior management positions at Comstar, as we have little or, in some cases, no experience providing certain services that were offered by Comstar. Our inability to integrate successfully Comstar's operations into us could have a material adverse effect on our business, financial condition, results of operations and prospects. See also "—Acquisitions and mergers may pose significant risks to our business" and "Item 4. Information on Our Company—B. Business Overview—Business Strategy."

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

        The build-out of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. We are also required to receive permits for the operation of telecommunications equipment as well as governmental certification and/or permission for the import and export of certain network equipment, which can result in procurement delays and slow network development. The failure of any equipment we use to receive timely certification or re-certification could hinder our expansion plans.

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

        Mobile penetration in Russia and Ukraine reached 151.0% and 118.1%, respectively, as of December 31, 2010, according to AC&M-Consulting. While customer growth has been, and we expect it will continue to be, a principal source of revenue growth, increasing competition and market saturation will likely cause the increase in subscribers to continue to slow in comparison to our historical growth rates. As a result, we will need to continue to develop new services, including value-added, 3G, Internet, Blackberry services, integrated telecommunications services and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues.

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers. In October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. Although the Federal Antimonopoly Service, or FAS, approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition, including the promotion of Vimpelcom's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. In addition, Euroset has recently launched an aggressive campaign to acquire retail outlets which belong to Svyaznoy, a large independemt nationwide dealer in Russia. This may lead to the discontinuance of Svyaznoy's operations and will result in Euroset becoming the only large nationwide dealer in Russia. Although we continue to work with Euroset, our ability to attract new customers through Euroset outlets may be limited, particularly if Euroset continues to expand its footprint in Russia through the acquisition of Svyaznoy's operations. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation." As a result, we accelerated the development of our proprietary distribution network and have been working to increase our relationship with small regional dealers following Vimpelcom's acquisition of its stake in Euroset and in view of the deteriorating financial condition of many nationwide dealer networks. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution." If we are not successful in expanding our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed line and mobile operators in Russia, Ukraine and other countries in which we operate. Fees for interconnect are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination.

        In Russia, the government has previously expressed its intent to privatize Svyazinvest and to obtain a listing of Rostelecom global depositary receipts after completion of the Svyazinvest reorganization. In Ukraine, the government completed the privatization of Ukrtelecom, which, according to its public disclosure, has a 71% share of the local telephony market and an 83% share of the domestic and international long distance market in Ukraine. The auction to privatize Ukrtelecom was held by the State Property Fund of Ukraine in December 2010 and on March 11, 2011, following the completion of an independent appraisal required by Ukrainian law, the State Property Fund of Ukraine and ESU LLC, a wholly owned subsidiary of European Privatization & Investment Corporation, or EPIC, signed an agreement for the sale of a 92.8% stake in Ukrtelecom to ESU LLC. The ownership stake will be transferred to ESU LLC upon the payment of a purchase price of 10,575.1 million hryvnia ($1,332.9 million as of March 11, 2011) and the fulfillment of certain requirements under Ukrainian law. It is currently unclear how the privatizations of Svyazinvest and Ukrtelecom will affect our interconnect arrangements and costs, but there is a chance that our ability to interconnect cost-effectively with other telecommunications operators could be hampered.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed "substantial position" operators cannot refuse to provide interconnects or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnect feasible only for certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which would have a material adverse effect on our business and results of operations. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        Utel, a subsidiary of Ukrtelecom, is the only UMTS license holder in Ukraine, and a sale of Utel to one of our competitors would provide that competitor with a significant advantage over us. Such acquisition or control of Utel by one of our competitors would adversely affect our competitiveness in Ukraine, as well as our business, financial condition and results of operations.

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Ukrainian Telecommunications Law, adopted in November 2003, the National Commission for the Regulation on Communications, or the NCRC, is authorized to regulate the tariffs for public telecommunications services rendered by fixed line operators within one geographical numbering zone. While mobile cellular operators (including MTS Ukraine) are generally entitled to set their retail tariffs and negotiate interconnect rates with other operators, the NCRC is entitled to regulate the interconnect rates of any mobile cellular operator declared to have a dominant position on the telecommunications market by the AMC. On June 24, 2010, MTS Ukraine and its competitors, including Kyivstar, Golden Telecom Ukraine, URS, Ukrtelecom, Astelit, Intertelecom and PEOPLENet, were declared to have a dominant position on the network interconnect market. As a result, the interconnect fees charged by us and our competitors for terminating calls connecting to the respective networks are currently subject to regulation by the NCRC. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        In 2011, NCRC announced its intent to change the telecommunications regulations in Ukraine to regulate the interconnect rates of only those operators deemed by the AMC to have "significant market power." Kyivstar and MTS Ukraine are the largest mobile cellular operators in Ukraine with market shares of 45.1% and 33.7%, as of December 31, 2010, respectively, according to AC&M-Consulting. If the new legislation is adopted and MTS Ukraine is identified as operator having significant market power, the NCRC may reduce the interconnect tariffs we may charge, which, in turn, may have a material adverse effect on our financial condition and results of operations.

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

  •
  we will be able to build-out our 3G network in a timely manner;

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

        In addition, the development of Wi-Max networks will likely pose additional competition for 3G providers operating in the IMT-2000/UMTS standard. The Russian government held tenders for the issuance of licenses to operate 4G networks in 40 regions throughout Russia. Fourth-generation wireless services are expected to provide faster, higher quality data transfer and streaming capabilities as compared to 2G and 3G and may pose additional competition for 3G providers. Rostelecom won the tender for 38 of the 40 4G licenses in February-March 2010, and will be required to build its network and commence operation by the end of 2011 The Russian government also announced it intends to hold further tenders for licenses to operate 4G networks in 2011.

        Potential competition from other 3G, CDMA, Wi-Max and 4G providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely affect our business, financial condition and results of operations.

We may not be able to successfully develop and/or deploy 4G wireless services in Russia, which could have a material adverse effect on our business and results of operations.

        The next step in the development of Russian telecommunications is the deployment of 4G networks. In March 2011, we, MegaFon, Vimpelcom and Rostelecom signed a non-binding memorandum of understanding with Yota regarding the development of a 4G/LTE network in Russia. Yota is an international telecommunications services provider which has a license to develop a Wi-Max network in Russia using 2500-2690 MHz frequency band. If the transactions contemplated by this non-binding memorandum of understanding are consummated, we, MegaFon, Vimpelcom and Rostelecom will receive access to Yota's 4G network infrastructure (which has not yet been constructed) and will receive options to purchase shares in Yota in 2014 at the then market price. This agreement provides for equal access among all participants to the shared infrastructure, and it will allow each of the telecommunications operators to spend fewer resources on the construction of the 4G/LTE network, thereby limiting their costs. The limited number of available frequencies may prevent us from realizing the full benefits we expect to receive from the development of a 4G network, because our network capacity would be constrained and our ability to expand limited. Additionally, if we are forced due to political or other reasons to develop a 4G network based on the Yota infrastructure on commercially or otherwise unacceptable terms, this may negatively affect our revenues and the marginality of our business. Furthermore, if we cannot develop a commercially viable 4G network, and one of our competitors does, that competitor would have an advantage over us, which in turn may have a material adverse effect on our business.

Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms or at all may negatively affect our competitive position in Ukraine.

        In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine with the starting price set at 400 million hryvnia (equivalent to $50.1 million at December 31, 2009). However, the NCRC canceled the planned tender in November 2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, further steps toward a tender for one or more 3G/UMTS licenses in Ukraine are expected in 2011.

        Our ability to prevail in a tender for a 3G/UMTS license in Ukraine may require us to pay a significant amount for the license as well as incur significant costs in building out the 3G network, and we may not be able to recoup these costs through our service revenues. Specifically, the Ministry of

Defense of Ukraine recently indicated that the cost of conversion of the radio frequencies required to establish a 3G/UMTS network would be equal to 847 million hryvnia (equivalent to $106.4 million at December 31, 2010). To date, the Ministry of Defense of Ukraine has not adopted a radio frequencies conversion plan or indicated when they plan to do so and, therefore, the tender for a 3G/UMTS license in Ukraine has still not occurred. If we do not obtain a 3G/UMTS license, the award of the license to one of our competitors would increase the competition we face in the provision of both GSM and 3G services in Ukraine and inhibit our expansion efforts. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnect failures, physical or software break-ins, viruses and similar events. Although our computer and communications hardware is insured against fires, storms and floods, we do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to network capacity and territorial coverage to be reached by specified dates. In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction and interconnect rules, among others. The license requirements applicable to our fixed line businesses include participation in a federal communications network, adherence to technical standards, investment in network infrastructure, employment of Russian technical personnel and the provision of certain services to the federal government and PSTN subscribers at regulated tariffs, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. In addition to the impact on our operations, the suspension or loss of certain licenses could also cause an event of default under certain of our debt obligations. A suspension or termination of our licenses or other necessary governmental authorizations could therefore have a material adverse effect on our business and results of operations.

Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses expire in various years from 2011 to 2021. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations. In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new licenses requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

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

        We have in the past been unable to obtain certain requested frequency allocations. For example, our tender bid in Ukraine for additional frequencies for the CDMA-450 spectrum was denied in March 2010 as we were the only applicant in the tender process. If we are not allocated the requested frequencies, our ability to expand CDMA-450 services in Ukraine may be hindered.

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. For example, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the amount of payment for frequency spectrum usage for cellular communications. In addition, according to the Tax Code of Ukraine, the fees payable for the frequency usage shall be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 9.4% in 2011 as compared to 2010.

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

        We have purchased interests in various telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima, or Maxima, and Closed Joint Stock Company Mediaplanning, or Mediaplanning), IT services and hardware purchases (LLC Sitronics IT and Private Joint Stock Company Sitronics IT Ukraine), banking services (Moscow Bank of Reconstruction and Development, or MBRD) and the purchase of a new billing system (Open Joint Stock Company Sitronics), among others. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm's-length transactions. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

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

        In March 2011, Sky Link and CountryCom, a Moscow based telecommunications company, announced that together they would launch MVNO services in the Moscow region which will be based on frequencies and infrastructure owned by Sky Link and CountryCom would be responsible for billing and other customer-related services. In September 2010, Sky Link also launched an MVNO project with Center Telecom, a regional fixed-line telecommunications company controlled by Svyazinvest, under the Domolink brand which is currently limited to Internet services. In August 2010, we launched a tariff plan under a separate brand name through X5 Retail group as a pseudo-MVNO. In addition, MegaFon recently launched a new tariff plan under a separate brand name as a pseudo-MVNO.

        While the impact of MVNOs' entry into the Russian mobile communications market is not yet clear, the emergence of any of the foregoing trends could increase market competition and subscriber churn and, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the Federal Antimonopoly Service that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, FAS or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, in October 2010, FAS found that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. As a result, FAS imposed an administrative fine on us in the amount of RUR 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. We paid the fine imposed on us by FAS on March 28, 2011. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions as a dominant force in such market. Moreover, recent amendments to Russian antimonopoly regulations made it possible that any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by the Federal Tariff Service. See "—Comstar and MGTS are subject to extensive regulation of their tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also categorized by FAS as a company with a market share exceeding 35% in the mobile communications market in the Ivanovo region, Magadan region, Omsk region, Sakhalin region, Nenets Autonomous District andUdmurt Republic. In the event that we are found in the future to have a dominant position on these or any additional markets, the Federal Tariff Service would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        Additionally, MTS Ukraine, was categorized as a company with a dominant position in the telecommunications market and is subject to certain government imposed restrictions, including limitations on the interconnect rates it can charge other operators. See "—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

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

        At present, the foregoing regulations apply only to fixed line operators in Russia, including Comstar and MGTS. However, draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. If the new legislation is adopted and we and any of our mobile operator subsidiaries operating in Russia are identified as operators occupying a "substantial position," regulators may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations.

We and MGTS are subject to extensive regulation of their tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. Comstar and MGTS were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. Accordingly, the interconnect tariffs established by Comstar, prior to its merger with us, and MGTS are also subject to regulation by the Federal Agency on Communications. Although we have not been formally recognized as a telecommunications operator occupying the substantial position on the market, we believe that interconnect tariffs previously approved by the Federal Agency on Communications for Comstar also apply to us following the merger completed on April 1, 2011. While we believe the tariffs currently set by the Federal Tariff Service and the Federal Agency on Communications are sufficient to compensate us for the costs of providing these services, future tariffs may not be set at a level that fully compensates us for the provision of these services or increased in parallel with corresponding increases in our costs and/or inflation.

        Although we are permitted to petition the Federal Tariff Service for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that the Federal Tariff Service may not adequately take such factors into account in setting tariffs. If the tariffs applicable to Comstar (prior to its merger with us, but now, applicable to us), and MGTS do not compensate us for the cost of providing services, our business and results of operations could be materially adversely affected.

Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.

        In 2010, the Russian government announced its intent to monitor the pricing of roaming services. As a result, FAS conducted an investigation of the activities of Russian telecommunications operators and found that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. Subsequently, FAS imposed an administrative fine on us in the amount of RUR 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. Since this decision, several draft laws were submitted for consideration to the State Duma, which are intended to change to eliminate so-called "national" (between networks) and "intra-network" (within network) roaming in Russia, as well as to apply the Calling Party Pays, or the CPP, principle to all calls initiated in roaming, except for the cases when a network of other telecommunications operator is used. It is not currently clear whether this legislation will be adopted. However, if the new legislation is adopted, we believe that our revenues from the provision of roaming services would decline considerably, which could have a material adverse effect on our financial condition and results of operations. See also "—A finding by the Federal Antimonopoly Service that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation."

The enactment of regulations allowing mobile network subscribers to select their long distance providers could have a material adverse effect on our financial condition and results of operations.

        We currently provide long distance services to our subscribers pursuant to our license for mobile services and route the long distance traffic through long distance transit operators. We receive revenue from our subscribers for these calls, and remit an interconnect fee to the long distance transit operators. In providing long distance services, we select the transit operators based on cost and quality considerations. Subscribers making domestic or international long distance, or DLD/ILD, calls on their mobile phones do not have the option of selecting their long distance provider.

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

        A significant portion of MGTS' infrastructure has not been modernized. For example, only approximately 68.22% of its active lines were digitalized as of December 31, 2010. As a result, those subscribers who connect to our fixed line network using analog lines will not be able to receive value-added services, such as voicemail and call forwarding. In addition, we will not be able to reduce substantially our number of employees and associated costs until the digitalization of our network is complete. Furthermore, MGTS' network switching equipment may become obsolete or unusable, in which case we may be required to make significant investments to modernize MGTS' infrastructure in order to ensure that it fulfills its regulatory obligation to provide telephony services as a PSTN operator. The overburdening of MGTS' infrastructure may inconvenience subscribers by causing incoming and outgoing calls to have lower completion rates.

        MGTS invested approximately 116 million rubles in 2009 ($3.8 million as of December 31, 2009) and approximately 1.5 billion rubles in 2010 ($49.5 million as of December 31, 2010) and plans to invest approximately 3.1 billion rubles in 2011 ($102.1 million as of December 31, 2010) to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including anti-corruption laws of Russia and the US Foreign Corrupt Practices Act (the "FCPA"), and we may be subject to the UK Bribery Act of 2010 (the "UK Bribery Act"). Our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anti-corruption laws. We may also be subject to the recently-enacted UK Bribery Act. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. Although we regularly review and update our policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We operate primarily in Russia and other countries of the former Soviet Union, many of which pose elevated risks of anti-corruption violations. We and certain of our subsidiaries are in frequent contact with persons who may be considered "foreign officials" under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. If we are not in compliance with the FCPA, the UK Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by US, UK or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Our intellectual property rights are costly and difficult to protect.

        We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Nonetheless, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. For example, in Russia, legislation in the area of copyrights, trademarks and other types of intellectual property was significantly changed in 2008, and Russian courts have limited experience in applying and interpreting the new laws.

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

        We have completed implementation of a new billing system in Russia and Belarus. The transition to the new billing system in the other countries where we operate will take longer to complete. In addition, we may face difficulties and delays in implementing the new billing system in newly acquired companies. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, in Ukraine we are still required to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience for subscribers in the short term. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

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

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. For example, in 2008, we extended a short-term loan to Closed Joint Stock Company "Beta Link," or Beta Link, mobile handset retailer and MTS dealer, for $28.2 million. Beta Link subsequently filed for bankruptcy in March 2009, and we believe it is unlikely that we will be able to recover the loan amount or accounts receivable due from Beta Link. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation" and Note 32 to our audited consolidated financial statements.

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

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2010, our consolidated total debt, including capital lease obligations, was $7,160.6 million. Our interest expense for the year ended December 31, 2010 was $777.3 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2010, approximately 11.7% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk only with respect to approximately 88.3% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

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

        Over the past two decades, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. In particular, it significantly depreciated against the U.S. dollar in 2008 and 2009 as a result of the ongoing global financial downturn. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia, or CBR, was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. The ruble continued to depreciate against the U.S. dollar in early 2009, reaching 36.43 rubles per one U.S. dollar on February 19, 2009. As of December 31, 2010, the exchange rate was 30.48 rubles per one U.S. dollar and as of May 1, 2011, the exchange rate was 27.50 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On December 31, 2009 and 2010, the official exchange rate was 43.38 rubles and 40.33 rubles per one euro, respectively, as compared to 41.44 rubles and 35.93 rubles per one euro on December 31, 2008 and 2007, respectively.

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

        The Ukrainian hryvnia experienced significant volatility over the last quarter of 2008 and in 2009 and 2010, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias, 7.97 hryvnias and 7.96 hryvnias per one U.S. dollar as of December 31, 2008, 2009 and 2010, respectively.

        The Belorussian ruble experienced significant volatility in 2011, with the official exchange rate falling from 3,000.00 rubles per one U.S. dollar as of January 1, 2011 to 4,970.00 rubles per one U.S. dollar as of June 1, 2011. On May 23, 2011, the National Bank of the Republic of Belarus announced the significant devaluation of the Belorussian ruble against major foreign currencies to stabilize the situation on the foreign currency exchange market. The continued devaluation of the Belorussian ruble may adversely affect our revenues from this market.

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

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our mobile and fixed line networks. We spent $2,612.8 million in 2008, $2,328.3 million in 2009 and $2,647.1 million in 2010, for the fulfillment of our capital spending plans. In addition, the acquisition of 3G licenses and frequency allocations and the build-out of our 3G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 8.8% in Russia both in 2009 and 2010. Inflation reached 15.9% and 9.4% in Ukraine in 2009 and 2010, respectively, according to the State Statistics Committee of Ukraine. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations.

        In 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of the respective purchases over a three-year period. Pursuant to the agreement, we are also to incur certain iPhone promotional costs. We did not fulfill our total purchase installment contemplated by the agreement in 2010, 2009 and 2008. As a result, it is possible that Apple may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations. To date, Apple has not brought a claim against us. The total amount paid for handsets purchased under the agreement for the years ended December 31, 2010, 2009 and 2008 amounted to $79.4 million, $3.4 million and $65.4 million, respectively. Our agreement with Apple Sales International expires in 2011 and we intend to negotiate an extension of this agreement. Failure to renew the agreement with Apple Sales International on commercially acceptable terms or at all may adversely affect our financial condition and results of operations.

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

        In addition, Sistema, which controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

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

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

  •
  With respect to our outstanding notes due 2012, any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

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

  •
  With respect to our outstanding notes due 2012, if we merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema does not beneficially own at least 50% of the total voting power of all shares of common stock of such entity.

  •
  With respect to our outstanding notes due 2012, we no longer beneficially own more than 50% of the issuer's share capital.

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

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. In December 2008, Standard & Poor's lowered Russia's long-term sovereign credit rating to BBB and maintained its negative outlook, citing the "rapid depletion" of Russia's financial reserves. In addition to anticipated slower asset growth on the Russian banking market in 2009, the Russian Federation was facing significant inflation, a significant decline in stock prices and a substantial outflow of capital from the country. In December 2009, Standard & Poor's changed its outlook on Russia's long-term sovereign credit rating to stable. The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

  •
  political polarization in Ukrainian society resulting from what is seen as an insufficiently balanced or controversial position of the President and the government on various domestic and foreign policy issues; and

  •
  growing opposition of certain factions in the Parliament and certain political parties and associations which are not represented in the Parliament to what is broadly seen as significant concessions made by the President and the government to the Russian Federation in certain political and economic areas.

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

Legal Risks and Uncertainties

The inability of BCTI to continue its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

        In June 2005, we commenced operations in Turkmenistan through our wholly owned subsidiary Barash Communication Technologies, Inc., or BCTI. By December 2010, our investments in BCTI exceeded $250.0 million and, as a result, BTCI became the largest telecommunications operator in Turkmenistan providing services to more than 2.4 million subscribers. Our annual revenues from providing telecommunications services in Turkmenistan for the years ended December 31, 2010, 2009 and 2008 amounted to $207.6 million, $160.7 million and $131.4 million, respectively.

        BCTI operated in Turkmenistan on the basis of the various licenses granted by the Ministry of Communication of Turkmenistan and pursuant to a trilateral agreement signed in November 2005 by and among the Ministry of Communication of Turkmenistan, BCTI and us which expired on December 21, 2010 (the "Trilateral Agreement"). Under the terms of the Trilateral Agreement, BCTI transferred a percentage of its net profits in Turkmenistan to the Ministry of Communication of Turkmenistan. Total payments under the Trilateral Agreement for the years ended December 31, 2010, 2009 and 2008 amounted to $17.9 million, $17.3 million and $10.3 million, respectively. In addition, BCTI had interconnect agreements in place with two state-owned telecommunications companies: Turkmentelecom, the sole fixed line telecommunications operator in Turkmenistan, and Altyn Asyr, a mobile telecommunications operator, enabling BCTI to use their respective telecommunications networks (the "Interconnect Agreements").

        In December 2010, we were forced to suspend our operations in Turkmenistan after the receipt of a notice from the Ministry of Communication of Turkmenistan informing us of its decision to suspend the primary operating license held by BCTI for a period of one month starting as of December 21, 2010. BCTI suspended its operations as requested by the regulatory authority. On January 21, 2011, the period for which our license was suspended expired; however, permission to resume operations was not granted to BCTI, because the Ministry of Communication of Turkmenistan refused to revoke the suspension notice and renew the license. In addition, certain state-controlled contractors which previously granted real estate leases in Turkmenistan to BCTI served BCTI with notices to remove all of its property and equipment from the leased premises by December 31, 2010. As of the date of this document, BCTI has not removed its property and equipment from the leased premises. Furthermore, Turkmentelecom and Altyn Asyr disconnected BCTI from their networks on December 31, 2010 and, as a result, BCTI did not and still does not have the technological capacity to provide telecommunications services to its subscribers in Turkmenistan. Although BCTI had 2.419 million subscribers in Turkmenistan as of December 31, 2010, we are unable to quantify our subscriber base in Turkmenistan as of the date of this document due to the suspension of BCTI's telecommunications services license. Our subscribers have the right to terminate their service contracts with BCTI and receive unused cash from their respective accounts. As at the date of this document, approximately 36,000 subscribers in Turkmenistan terminated their contracts with BCTI.

        On December 21, 2010, we and BCTI commenced arbitration proceedings against the Ministry of Communication of Turkmenistan, Turkmentelecom and Altyn Asyr in the International Arbitration Tribunal at the International Chamber of Commerce, or ICC, seeking specific performance of the Trilateral Agreement and the Interconnect Agreements, including an automatic extension of the Trilateral Agreement and the Interconnect Agreements for a further term and compensation for the losses incurred due to the suspension of BCTI's mobile telecommunications business in Turkmenistan.

        In 2009, the Russian Federation and Turkmenistan signed the Bilateral Treaty on Encouragement and Mutual Protection of Investments, or BIT, which came into force in 2010 when both countries ratified it. Under the BIT, a Russian investor, such as us, can submit disputes against the sovereign state of Turkmenistan to the International Center for Settlement of Investment Disputes, or ICSID.

The BIT requires the parties to attempt to resolve their dispute by negotiations prior to initiation of arbitration proceedings under the BIT. On January 21, 2011, we sent a letter to the government of Turkmenistan requesting to commence negotiations in order to amicably resolve the dispute and informing the government of Turkmenistan that, if the dispute is not resolved by negotiations by July 21, 2011, we will commence investment arbitration proceedings under the BIT. To the extent we are unable to negotiate a favorable outcome with the Ministry of Communication of Turkmenistan or the sovereign state of Turkmenistan, we intend to submit the dispute to ICSID.

        On January 24, 2011, the arbitration proceedings at the ICC were suspended after the Ministry of Communication of Turkmenistan agreed to negotiate a resolution of the dispute. However, the arbitration proceedings were resumed on February 18, 2011, as we have not reached an agreement with the Ministry of Communication of Turkmenistan. Furthermore, in April 2011, we filed a petition with the ICC to bring the sovereign state of Turkmenistan as the co-defendant to the ICC proceedings against the Ministry of Communication of Turkmenistan, which was granted by the ICC arbitration tribunal. As of the date of this document, we are unable to ascertain whether we will be able to resolve the dispute favorably with the Turkmenistan government, or at all. To the extent that we are unable to resolve the dispute with the sovereign state of Turkmenistan, the Ministry of Communication of Turkmenistan, Turkmentelecom and Altyn Asyr and to resume the provision of mobile telecommunications services to our subscribers in Turkmenistan on commercially acceptable terms or at all, our business, financial condition and results of operations will be adversely affected.

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

Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.0 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel.

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

        In January 2007, the Prosecutor General of Kyrgyzstan informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in our audited annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase Option Shares. On January 5, 2011, the arbitral tribunal concluded its proceedings and determined that the award of November 11, 2010 in the amount of $170.0 million, plus damages of $5.88 million and $34.0 million of interest thereon and related costs, or the Award, in favor of Nomihold against MTS Finance was final. In addition to the

$170.0 million liability related to this case and accrued in the year ended December 31, 2006, we recorded an additional $40.8 million in the consolidated financial statements for the year ended December 31, 2010.

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricts MTS Finance from dissipating its assets. MTS Finance is seeking to discharge the freezing order and is in the process of seeking to have the recognition and enforcement of the Award set aside.

        Further, on February 1, 2011, Nomihold obtained an order of the Luxembourg District Court enforcing the Award in Luxembourg, as well as an attachment order dated December 17, 2010, restricting the disposal and dissipation of certain of MTS Finance's assets in Luxembourg. MTS Finance intends to appeal the Luxembourg enforcement order. Until such appeal is heard and the enforcement order decided upon, the validation of the attachment order by the Luxembourg court shall remain pending. Furthermore, on February 9, 2011, MTS Finance applied to set aside the registration of the Award as a judgment in the UK. This application is ongoing, and is listed to be heard in the High Court on July 26 and 27, 2011.

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and made claims against other defendants, including Sky Mobile, Altimo LLC, or Altimo, and Altimo Holdings & Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government, and in November 2008, the appellate court ruled in our favor, holding that the case should proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action sought leave to appeal to the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom. On March 10, 2011, the Judicial Committee of the Privy Council of the House of Lords ruled in favor of the KFG Companies. The Privy Council's ruling confirms the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of the Kyrgyz telecom operator Bitel and its assets.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process currently before the second instance court in the Isle of Man, as described above. We are not able at this time to predict the ultimate outcome or resolution of these claims and the amount of damages that may be awarded.

        Our inability to prevail in the dispute with Nomihold will prevent us from gaining operational control over Bitel and from realizing the expected benefits of this acquisition. In addition, our credit ratings could suffer.

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

        In Turkmenistan, we commenced operations in June 2005 through our wholly owned subsidiary, BCTI, and operated under a trilateral agreement by and among the Ministry of Communication of Turkmenistan, BCTI and us. However, when this agreement expired on December 21, 2010, the Ministry of Communication of Turkmenistan refused to prolong the agreement and suspended BCTI's telecommunications services license for one month. The suspension lapsed on January 21, 2010; however, the license remains suspended as of the date of this document. Similar actions in other countries where we operate could have a material adverse effect on results of our operations. See also "—The inability of BCTI to continue its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

        The Civil Code of the Russian Federation, the Joint Stock Companies Law and the Federal Law "On Limited Liability Companies" generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

        Russian law provides that shareholders that vote against or did not participate in voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

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

        In addition, FAS recently indicated its intention to introduce a draft law which would require telecommunications operators, including us, to base their tariffs on per-second billing. It is not clear yet whether this draft law will be adopted; however, if the proposed changes, including the switch from per-minute billing to per-second billing, become effective, the new law may have a negative impact on our revenues and results of operations. Furthermore, potential regulatory changes that may be enacted in the future, such as mobile numbering portability and the introduction of new rules regulating MVNOs could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial condition and results of operations.

Our failure to comply with new personal data protection laws in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The Federal Law on Personal Data and certain regulations enacted thereunder require us to bring our information storage, processing and protection practices in compliance with the statutory standards by July 1, 2011. The implementation of these standards involves significant technical, financial and managerial undertakings. For example, we will be required to treat subscribers' personal data with the level of protections afforded to state secrets, obtain state certification of our installed information protection facilities and ensure that our automated accounting systems do not have any undeclared capabilities. At the same time, the standards contain significant ambiguity, which may impede our ability to comply and creates the potential for Russian authorities to form differing views on compliance.

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

        In addition, the Ukrainian Law on Telecommunications may require, among other things, companies declared to have dominant position on the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. On June 24, 2010, MTS Ukraine was found to have a dominant position on the interconnect market by the AMC. Accordingly, the implementation of this law may materially adversely affect our business, financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Legislation."

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

        Generally, tax returns in Russia remain open and subject to tax audit by the tax authorities for a period of three calendar years immediately preceding the year in which the decision to conduct a tax audit is taken. The fact that a year has been reviewed by the tax authorities does not prevent further review of that year, or any tax return applicable to that year, during the eligible three-year period by a superior tax authority or, in certain limited instances, by a tax authority which conducted an initial review. On July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Moreover, recent amendments to the Tax Code of the Russian Federation, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year terms. On March 17, 2009, the Constitutional Court of the Russian Federation issued a decision preventing the Russian tax authorities from carrying out a subsequent tax audit of a tax period if, following the initial audit of such tax period, a court decision was made concerning a tax dispute between the relevant taxpayer and the relevant tax authority arising out of such tax period, and such decision has not been revised or discharged. Currently it is not clear how this decision will be applied by the Russian tax authorities.

        There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and prospects.

        Moreover, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In the policy documents entitled "Major Trends in Russian Tax Policy for 2009-2011" and "Major Trends in Russian Tax Policy for 2011-2013," the Russian government proposed to introduce consolidated tax reporting in order to enable Russian taxpayers which are already part of a group for profit tax purposes to consolidate their financial results. We are aware that a draft law on consolidated tax reporting has already been drafted; however, at this stage it is not possible to predict whether, when or in what form the law will be enacted. In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

        The Russian tax authorities may take a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may nonetheless be subject to challenges in the future. The foregoing factors raise the risk of the imposition of arbitrary or onerous taxes on us, which could adversely affect the value of our shares and ADSs.

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

        In 2009, the tax authorities completed a tax audit of our subsidiary, Sibintertelecom, in respect of the years ended December 31, 2006, 2007 and 2008. As a result of the audit, the tax authorities imposed additional tax liability in the amount of 174.5 million rubles (approximately $5.8 million as of December 31, 2009), including taxes, fines and penalties. Sibintertelecom filed a petition with the Arbitration Court of Moscow seeking to invalidate this assessment and in November 2010 the court ruled to invalidate the decision of the tax authorities. The court ruling was further upheld by the Ninth Arbitration Appeal Court in February 2011. The tax authorities appealed the latter ruling in the Federal Arbitration Court of the Moscow District where the case is currently pending.

        In 2010, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2008 and 2007. Based on the results of this audit, the tax authorities imposed an additional tax liability in the amount of 353.9 million rubles (approximately $11.6 million as of December 31, 2010), including taxes, fines and penalties. We are currently appealing this assessment with a higher tax authority. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

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

        Although the Ukrainian Constitution prohibits retroactive enforcement of any newly enacted tax laws and the Law on Taxation System specifically requires legislation to adopt new tax laws at least six months prior to them becoming effective, such rules have largely been ignored. In addition, tax laws are often vaguely drafted, making it difficult for us to determine what actions are required for compliance. For example, MTS Ukraine believes that the services rendered to its subscribers within the networks of foreign operators that serve as roaming partners for MTS Ukraine are not subject to VAT. However, due to the ambiguity of the Ukrainian tax legislation, the state tax authorities may conclude that VAT applies to these services. In such case, MTS Ukraine will be obligated to pay the VAT sums and penalties.

        Uncertain transfer pricing rules and their inconsistent application by the Ukrainian tax authorities and courts may also adversely affect MTS Ukraine's operations. MTS Ukraine's transactions with its related parties as well as certain transactions with non-Ukrainian entities that are not MTS Ukraine's related parties may be affected by the application of the transfer pricing rules. No "safe harbor" margin is provided under Ukrainian legislation if the sale price deviates from the arm's length price.

        Due to the poor quality of the applicable tax legislation and its inconsistent interpretation, it is possible that MTS Ukraine's prices could be subject to challenge and adjustment for corporate income tax or VAT purposes. Profit repatriation arrangements, such as the level of royalties for trademarks or loan interest paid by MTS Ukraine from Ukraine abroad, may also be challenged for the same reasons. If such price adjustments are implemented, MTS Ukraine's effective tax rate may increase and its financial results may be adversely affected.

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

        The State Duma of the Russian Federation is currently in the process of adopting new transfer pricing rules and it is anticipated that such rules may be adopted in late 2011. The implementation of these amendments should help to align domestic rules with OECD principles. The amendments are expected to considerably toughen the existing law by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. In addition, the amendments:

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

        The ability of investors to deposit shares into our ADS facility may be affected by current or future governmental regulations. For example, under Russian securities regulations, no more than 25% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005, and at the time of our initial public offering, this threshold was 40%. Although we believe that the new lower threshold does not apply to our ADSs, in the future, we may be required to reduce the size of our ADS program or amend the depositary agreement for the ADSs.

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

        The market price of our ADSs experienced, and may continue to experience, significant volatility. The closing price of our ADSs on the New York Stock Exchange ranged from a low of $21.67 per ADS to a high of $101.9 per ADS in 2008, a low of $18.60 to a high of $54.54 per ADS in 2009 and a low of $17.84 to a high of $23.55 per ADS in 2010. On May 3, 2010, the ADS to ordinary share ratio was changed from five ordinary share for one ADS to two ordinary shares for one ADS.

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

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 50.8% of our share capital (52.8% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange, or NYSE, under the symbol "MBT." Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares of our common stock.

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

Ukraine

        In March 2003, we purchased a 57.7% stake in MTS Ukraine for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in MTS Ukraine from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in MTS Ukraine to 83.7%. We purchased the remaining 16.33% stake in MTS Ukraine from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Since July 2007, we have operated under the MTS brand in Ukraine.

Uzbekistan

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million in cash. Since May 2006, we have operated under the MTS brand in Uzbekistan.

Turkmenistan

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we have since ceased providing mobile telecommunications services in Turkmenistan and are in the process of resolving the disagreement with the relevant authorities in that country. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan."

Armenia

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom, the leading wireless operator in Armenia, for €260.0 million ($361.2 million as of the date of acquisition), and entered into a call and put option agreement initially valid until 2012 (and later extended until 2016) for the remaining 20%. According to the sale and purchase agreement, an additional €50.0 million ($69.0 million as of the date of acquisition) was paid to the sellers over the course of three years from 2008 to 2010 given that certain financial targets were met by K-Telecom. We also agreed to extend a €140.0 million ($194.5 million as of the date of acquisition) technical loan to the company to finance the repayment of payables for equipment and other liabilities due as of the date of acquisition.

        K-Telecom operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was re-branded as VivaCell-MTS in September 2008.

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

  •
  MTS Belarus made a one-time payment of $5.0 million (which was funded by a $5.0 million loan from us to it); and

  •
  we paid a total of $6.0 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

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

Operational Expansion—Acquisition of Comstar

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us, which was completed on April 1, 2011. As a result, Comstar ceased to exist as a separate legal entity and we became the legal successor of Comstar in respect of all its rights and obligations.

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. As a result, Comstar and its assets have been recorded at book value as if the businesses and assets of Comstar had been owned by us since the beginning of the financial periods presented in this document. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        Prior to April 1, 2011, Comstar operated in both the alternative and traditional fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. After April 1, 2011, we continued, and still continue to provide these services. Among our subsidiaries is MGTS, Moscow's incumbent fixed line operator with "last mile" access to approximately 96% of the households in Moscow. We believe the merger of Comstar into us provides us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator. We have begun re-branding Comstar to our main MTS brand and we aim to gradually complete this process in major Russian cities by the end of 2011. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Difficulties integrating the operations of Comstar with our existing operations may prevent us from achieving the expected benefits from the acquisition" and "—Business Strategy."

Capital Expenditures

        We spent in total $2,647.1 million in 2010 for network development in Russia and the other countries where we operate, which included $1,914.3 million in cash expenditures on property, plant and equipment, and $732.8 million for the purchase of intangible assets. We expect to spend approximately $2,864.0 million in 2011 for our current operations, including for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our 3G and broadband Internet networks. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing activities. The actual amount of our capital expenditures for 2011 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2011 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2010 by country is set forth below. For the first quarter of 2011 and continuing into the second quarter, our principal capital expenditures have related and continue to relate to the build-out of our 3G network and other expenditures related to the maintenance and expansion of our GSM network which we have financed through operating cash flows.

        Excluding our acquisition of Comstar and certain other subsidiaries from our related parties, we spent $270.5 million and $195.1 million in 2009 and 2010, respectively, for acquisitions of subsidiaries, net of cash acquired. We additionally spent $1,322.3 million for the acquisition of a 50.91% stake in Comstar, additional consideration in the form of cash and MTS common shares for the acquisition of an 11.06% ownership stake in Comstar in December 2009, as well as RUR 8.3 billion ($271.9 million as of October 6, 2010) for the acquisition of an additional 9.00% in Comstar through a voluntary tender offer in September 2010. See also "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and Note 3 to our audited consolidated financial statements.

Russia

        We spent $2,260.0 million in 2010 for network development in Russia, including $1,647.6 million in cash expenditures on property, plant and equipment, and $612.4 million for the purchase of intangible assets.

Ukraine

        We spent $154.9 million in 2010 for network development in Ukraine, including $99.3 million in cash expenditures on property, plant and equipment, and $55.6 million for the purchase of intangible assets.

Uzbekistan

        We spent $157.9 million in 2010 for network development in Uzbekistan, including $107.0 million in cash expenditures on property, plant and equipment, and $50.9 million for the purchase of intangible assets.

Turkmenistan

        We spent $44.4 million in 2010 for network development in Turkmenistan, including $40.1 million in cash expenditures on property, plant and equipment, and $4.3 million for the purchase of intangible assets.

Armenia

        We spent $29.9 million in 2010 for network development in Armenia, including $20.3 million in cash expenditures on property, plant and equipment, and $9.6 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent $68.4 million in 2010 for network development in Belarus, including $37.1 million in cash expenditures on property, plant and equipment, and $31.3 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus' results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan and Armenia and the second largest in Ukraine in terms of mobile subscribers and revenues. As of December 31, 2010, we had a mobile subscriber base of approximately 103.35 million (approximately 71.44 million in Russia, 18.24 million in Ukraine, 8.79 million in Uzbekistan, 2.42 million in Turkmenistan and 2.46 million in Armenia), an increase of 5.7% compared to December 31, 2009. However, see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" regarding the recent suspension of our primary operating license in Turkmenistan. Through Comstar, we are also the largest operator in the Moscow residential broadband market, with a 27% market share as of September 30, 2010, according to AC&M-Consulting. Our revenues for the year ended December 31, 2010 were $11,293.2 million, an increase of 14.5% from the year ended December 31, 2009. Our net income for the year ended December 31, 2010 was $1,548.4 million, an increase of 55.8% from the year ended December 31, 2009.

        Russia is our principal market, both in terms of subscribers and revenues. For the years ended December 31, 2010, 2009 and 2008, approximately 83%, 81% and 79% of our revenues came from operations in Russia; approximately 9%, 11% and 14% of our revenues came from operations in Ukraine; and approximately 8%, 8% and 7% of our revenues came from operations in our other countries, respectively.

        At December 31, 2010, approximately 69% of our mobile subscriber base was in Russia and approximately 18% was in Ukraine. According to AC&M-Consulting, we had a 32.58% market share of total mobile subscribers in Russia at December 31, 2010. In Ukraine, we had a 33.7% market share at December 31, 2010, according to AC&M-Consulting.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
(in thousands)
2006	72,858
2007	81,970
2008	91,335
2009	97,810
2010	103,348

(1)
Excludes MTS Belarus subscribers. We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period.

        Our mobile subscriber base continued to grow in 2011 in Russia, Ukraine, Uzbekistan and Armenia. Specifically, at May 1, 2011, we had approximately 101.6 million subscribers, including approximately 71.4 million in Russia, 18.6 million in Ukraine, 9.1 million in Uzbekistan and 2.5 million in Armenia.

        In Turkmenistan, our primary operating license was suspended on December 21, 2010 and we ceased providing mobile telecommunications services in that country since that date. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan." As at the date of this document, approximately 36,000 subscribers in Turkmenistan terminated their contracts with BCTI.

        Overall mobile cellular penetration in Russia was at approximately 151.0% at December 31, 2010, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was at approximately 118.1% at December 31, 2010, according to AC&M-Consulting. According to our estimates, mobile cellular penetration in Uzbekistan, Turkmenistan and Armenia was at approximately 73.3%, 59.5% and 111.6% at December 31, 2010, respectively.

        As of December 31, 2010, we had mobile licenses to operate and commercial mobile operations in 82 regions of Russia with a population of approximately 142 million people, or approximately 99% of the country's total population, for the entire territory of Ukraine with a population of approximately 46 million people, for the entire territory of Uzbekistan with a population of approximately 28 million people and for the entire territory of Armenia with a population of approximately 3 million people. Prior to December 21, 2010 when we suspended our operations in Turkmenistan, we had mobile licenses to operate and commercial mobile operations for the entire territory of Turkmenistan with a population of approximately 5 million people. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations"

        MTS Belarus had approximately 4.72 million subscribers and a leading market share of 45.1% at December 31, 2010, according to our estimates. The subscriber base of MTS Belarus grew to approximately 4.75 million at May 1, 2011. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 110.4% at December 31, 2010, according to our estimates.

        In 2009 and 2010, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our new "3i" strategy set out in more detail below. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading integrated fixed line services provider in Russia. We also continued to aggressively develop our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We additionally focused on the development of online platforms and content, launching Omlet.ru in September 2009. Omlet.ru is an online and mobile content portal offering a large selection of videos, music and games for sale and a high degree of interoperability between mobile devices and computers as well as network flexibility (e.g., EDGE and 3G).

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our primary strategic goal is to be the leading communications operator in the territories where we are present, providing our customers with mobile and fixed telephony, high-speed Internet access at home and on the move, cable TV and the widest choice of licensed content on the market. We strive to maintain and strengthen our market position by investing in network and product development, new technologies and customer service.

        From October 2009, we have adopted a new "3i" strategy, which we believe represents a logical development of our previous strategic principles and corresponds to the changing market environment. Consistent with our new strategy, we moved beyond simple mobile access, both horizontally and vertically, through our acquisition of Comstar, the rapid build-out of our proprietary distribution network and the launch of our first online content platform, Omlet.ru. Our development beyond mobile access is the intrinsic part of our new "3i" strategy, which is focused on the following key directions:

  •
  Integration:  developing new pipelines and customer touch points. We aim to provide a comprehensive integrated service portfolio for all of our customers' communication needs, through both fixed line and wireless access. Through the networks and platforms we develop, we will seek to create a seamless and unsurpassed user experience.

  •
  Internet:  offering universal connectivity. Our customers increasingly expect faster and broader connectivity as more devices and services depend on integrated mobile and fixed networks. Our goal is to create smarter pipelines so customers can realize the full benefits of today's technologies, while creating additional value for us. Through so-called "smart pipes," we will strive to offer best-in-class content applications and market- leading services, enabling transactions and bringing us closer to our customers.

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

Current Operations

        We are a provider of mobile cellular communications services in Russia, Ukraine, Uzbekistan and Armenia. Prior to the suspension of BCTI's primary operating license on December 21, 2010 by the Ministry of Communication of Turkmenistan, we also provided mobile cellular communications services for the entire territory of Turkmenistan. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations." Following our acquisition of a majority stake in Comstar in October 2009, we became a leading fixed line communications services provider in Russia. We describe our mobile and fixed line business operations below.

Subsidiaries

        For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see "Item 4. Information on our Company—C. Organizational Structure."

        Consistent with our efforts to increase operating efficiencies and integrate our existing businesses into a single company, from 2004 up to the date of this document, we have merged 33 of our wholly and majority owned Russian subsidiaries into MTS OJSC. In each case, these mergers were undertaken following the requisite shareholder and regulatory approvals.

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

        As of December 31, 2010, we had bilateral roaming contracts with 673 wireless operators in 225 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2010, in addition to our network coverage area in 82 of the 83 regions of Russia, GSM service was available to our subscribers in the Penza region of Russia where we operated through our roaming agreements with 12 regional operators. On April 19, 2011, we won a public tender held by the State Radio Frequencies Commission and obtained radio frequencies which allows us to provide GSM services in the Penza region, where we did not previously have a GSM license. As a result, we are now able to expand our GSM network coverage throughout the entire territory of Russia.

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

•       Wi-Fi

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

•       Collect call

•       E-shop

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

        In 2005, we commercially launched EDGE services in the Moscow metropolitan area and expanded EDGE services between 2006 and 2008 to cover the most developed markets where we operate. EDGE is a high-speed, high-quality data transfer technology capable of transmitting streamline video and TV programs onto mobile phones. At present, EDGE services are available to our subscribers in Russia, Ukraine, Armenia, Uzbekistan and Belarus. Prior to the suspension of BCTI's primary operating license on December 21, 2010, we also provided our subscribers in Turkmenistan with EDGE services. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan." We expanded our data transmission network in 2009 and 2010, which allowed us to significantly expand our EDGE network coverage.

        We also offer the MTS-Connect service, which allows our subscribers to get mobile Internet access through a GPRS/EDGE/3G connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 167 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in September 2005 to offer BlackBerry services to our subscribers and were the first mobile operator to offer BlackBerry services in the CIS. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and to corporate users in Russia in June 2008. In addition to corporate users, we also provide BlackBerry services to mass market subscribers in Ukraine and in Moscow and the Moscow region in Russia. In May 2009, we launched Blackberry Internet Service in Moscow and the Moscow region, and in October 2009, we launched commercial operations of BlackBerry Enterprise Server (BES) and BlackBerry Internet Service (BIS) in 39 regions of Russia, and expanded such services to 74 regions by the end of 2010.

3G Technology

        The key benefit of a 3G network, using UMTS technology, is the ability to provide subscribers with faster data download speeds with top download capacity using High Speed Packet Access, or HSPA, technology up to 3.6 Mbit per second. This is over 10 times faster than the currently available 2G EDGE technology.

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. Over the course of 2009 and 2010, we commercially launched our 3G network in most of the major Russian cities with populations of more than 200,000 people.

        In May 2009, we, along with Vimpelcom and MegaFon, were allocated 3G/UMTS frequencies to begin testing our 3G network in Moscow and the Moscow region. Starting from May 2009, we were allowed to launch our 3G network inside buildings and other indoor structures in Moscow as well as in the Moscow metro. As of May 1, 2011, our 3G indoor network operates in 100 trade and business centers in Moscow and in various metro stations. We also provide 3G services to various large companies within Moscow. In December 2009, we obtained a permit to install 783 base stations in the UMTS standard in Moscow and commercially launched our 3G network in Moscow. Our 3G network uses 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies and complements our existing GSM network. By the end of 2010, we had installed 6,955 3G base stations throughout Russia.

        In 2010, we began to implement an upgraded version of the HSPA technology known as HSPA+. This technology allows us to provide our subscribers with faster data transmission speeds of up to 21 Mbit per second.

        In July 2006, MTS Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007 and currently offer high-speed mobile Internet access to our subscribers.

        In Uzbekistan, the Communications and Information Agency of Uzbekistan allocated a 3G/UMTS license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. In December 2008, we commercially launched our 3G network in Uzbekistan's two largest cities, Tashkent and Samarkand, followed by the launch in three additional cities—Urgench, Khiva and Bukhara—in January 2009. We plan to cover all regional centers of Uzbekistan with our 3G network by the end of 2011.

        In January 2010, the Communications and Information Agency of Uzbekistan granted us a Long-Term Evolution (LTE) license covering Uzbekistan. In July 2010, we started to construct a fourth generation (4G) network based on the LTE technology in Uzbekistan. Currently, the 4G network is accessible only in the central part of Tashkent; however, we plan to expand it in the future to cover all of Uzbekistan.

        In Armenia, our subsidiary K-Telecom is licensed to offer 3G services in the UMTS standard throughout Armenia pursuant to its wireless services license. In October 2007, K-Telecom was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In April 2009, we commercially launched our 3G network in Armenia's three largest cities: Yerevan, the capital, Guymri and Vanadzor. We significantly expanded the network in 2009, improving coverage in these cities and extending coverage to all of Armenia's regional centers. In 2010, we further expanded our 3G network to cover all towns and villages with a population of more than 2,000 people, and, as a result, our 3G outdoor coverage currently covers more than 91% of inhabited areas. In Yerevan, our 3G network is ready for provision of HSPA+ services with download speeds of up to 21 Mbps. In December 2010, we commenced in Yerevan a commercial test of the first 4G/LTE network in Armenia with the aim of expanding the technology throughout the country in the future. We expect the 4G/LTE network to be able to download at speeds of up to 150 Mbps and upload at speeds of up to 50 Mbps.

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

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. We also advertise on-line to market and promote our products and services to younger tech-savvy consumers. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We also coordinate the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on international and cross market offers with other companies, positioning the MTS brand as a truly national brand. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

        Our key marketing efforts in 2009 included the launch of an advertising campaign in July 2009 to promote our loyalty program, under which eligible subscribers receive free airtime and value-added services. We also launched a comprehensive campaign in September 2009 to promote a new youth tariff, Red Energy, which attracted over 1.5 million new subscribers through the end of 2009.

        Our key marketing efforts in 2010 included the launch of the first MTS-branded smartphone in Russia, MTS 916, which runs on the Android operating system. Prior to this, we sold MTS-branded mobile phones in Russia, Ukraine and Armenia in 2009. According to the worldwide research company GFK, we ranked fifth in monobrand phone sales in Russia in June, October and November 2010 behind Nokia, Samsung, LG and SE.

        In 2010, we also made enhancements to the MTS Bonus loyalty program, including better opportunities for participants both in terms of points accumulation and points exchange. The MTS Bonus loyalty program is aimed at retaining subscribers within the MTS network and stimulating their further use of our mobile services. It is also designed to enhance brand loyalty and create overall positive brand perception. In April 2010, we signed an agreement with Sberbank, one of the leading Russian banks, to launch co-branded credit cards. The holders of such credit cards receive MTS Bonus program points when they make payments using the credit card. The bonus points can be used to pay for our services, make purchases in MTS-branded stores and pay for other goods and services with a co-branded MTS credit card. As of the date of this document, more than 110,000 co-branded credit cards were issued.

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

        In July 2007, we launched the MTS brand in Ukraine. Prior to this date, we operated in Ukraine under the "MTS Ukraine" brand. In connection with this re-branding effort, we have sought to retain our existing subscribers by continuing to provide high quality communications services, launching new services and introducing new tariff plans. We believe that the MTS brand is now well established in Ukraine. We also operate under the MTS brand in Uzbekistan and Belarus. In Armenia, we have operated under the VivaCell-MTS brand since September 2008. In Turkmenistan, we operated under the MTS-Turkmenistan brand since 2006 until our license was suspended by the Ministry of Communication of Turkmenistan on December 21, 2010.

        In December 2008, we reached an agreement with Sistema Shyam TeleServices Limited, or Sistema Shyam, allowing Sistema Shyam to use the MTS brand in India. Sistema Shyam is a joint venture between Sistema and Shyam Group of India, with Sistema controlling a 56.68% stake in the venture. Sistema Shyam has licenses and spectrum to provide mobile telephony services across India.

        Under the terms of the agreement, Sistema Shyam has had the right to use the MTS brand in India since March 2009, and we started receiving royalties of 0.16% of Sistema Shyam's revenues in April 2009. The agreement is limited to Sistema Shyam using the MTS brand in India and does not contemplate our participation in Sistema Shyam's operations. The terms also stipulate that we will act as the brand guardian to ensure brand usage and marketing communications adhere to our brand guidelines.

        On October 1, 2010, we announced the launch of a refreshed logo which we believe better emphasizes the ideas of innovation and dynamism reflected in our recently introduced new slogan "a step ahead." Our logo and brand style refresh are among the goals of our new brand positioning. The refreshed logo retains the same egg shape, but transforms the former logo into a 3D image of a white egg against a red background, which gives the logo a more dynamic and modern look and perception. This new logo is aimed at graphically enhancing and modernizing the egg-shaped logo we have been using since 2006. In addition, we believe that the new logo better symbolizes our dynamic and innovative approach to doing business and our stated mission of "creating the best client experience," and our slogan "a step ahead."

        In December 2010, we acquired Sistema Telecom from Sistema, which gave us control over the universal brand featuring the egg-shaped symbol against backgrounds of various colors used by us and our affiliates operating in the telecommunications sphere.

        In furtherance of our effort to integrate Comstar within our group, develop and offer integrated communications services and create a unified platform for subscribers, we have begun the process of re-branding Comstar with our main MTS brand. Specifically, we began carrying out advertising campaigns aimed at promoting each of our mobile network, fixed TV and Internet broadband services under the MTS brand name across all media channels.

Global recognition

        In May 2011, MTS was ranked No.80 in the BRANDZ™ Top 100 Most Powerful Brands, an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world in 2008 and remain the highest-ranked brand in Russia. In December 2010, MTS was named the Best Russian Brand 2010, according to Interbrand, an international brand consulting agency.

Sales and Distribution

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. However, the financial downturn and tightening of the credit markets resulted in virtually all of the large national and regional mobile handset retailers in Russia facing liquidity issues or being on the verge of bankruptcy, according to press reports. In addition, as of April 1, 2009, we ceased working with Euroset, the largest mobile handset retailer in Russia, following Vimpelcom's indirect acquisition of a 49.9% stake. As a result of these factors, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continued to drop in 2009. In the second half of 2010, we focused on improving our cooperation with certain of the large national and regional mobile handset retailers such as AltTelekom. In addition, we restored our cooperation and began working with Euroset in November 2010. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

        As the share of subscribers enrolled through large national and regional dealers has decreased, the share of our subscribers enrolled through small dealer and subdealer networks and our own distribution network is increasing, and we are working to expand our relationships with these small dealer networks while continuing our efforts to grow our proprietary distribution network.

        In furtherance of these efforts, we changed the strategy and structure of our retail operations in 2009 by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of several national and regional retail chains. Over the course of 2009, we acquired 100% of handset retailer Telefon.Ru, which at the date of acquisition operated 512 stores in 180 cities in Russia; 100% of the Eldorado handset retail chain, which operated 383 stores in 153 cities in Russia; and 100% of handset retailer Teleforum, which operated 180 stores in St. Petersburg and several other regions of Russia. In addition, in March 2009, we entered into a three-year executive services agreement with the majority shareholder of the Svyaznoy group of companies, which operates a nationwide dealer network in Russia. Under the agreement, the Svyaznoy shareholder provides operational and strategic consultancy services to us, as well as procures that certain managers from the Svyaznoy group, as set forth in the agreement, cease to be employed by the Svyaznoy group and become our full time employees. In addition, we organized our retail operations under a wholly owned subsidiary, Russian Telephone Company, or RTC. RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also endeavors to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations. In 2010, we continued to implement our strategy in retail operations by significantly expanding our proprietary sales and distribution network organically.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2010, our proprietary distribution network in Russia consisted of 3,539 points-of-sale, including 1,206 franchise points-of-sale and 2,333 points-of-sale owned by us.

        In 2011, we have been focusing on the further development of our proprietary network in Russia. As of May 1, 2011, we operated 3,649 points-of-sale, including 1,321 franchise points-of-sale and 2,328 points-of-sale owned by us. Of the retail outlets acquired by us, 411 were re-branded as MTS monobrand outlets in 2010, and an additional 300 are expected to be re-branded as MTS monobrand outlets by the end of 2011.

        As a result of our new strategy, the number of subscribers in Russia who were enrolled directly by us increased by 21.5% during the year ended December 31, 2010 as compared to the year ended December 31, 2009.

        Our proprietary distribution network outside of Russia as of December 31, 2010, consisted of 43 points-of-sale in Ukraine, 26 points-of-sale in Uzbekistan, 39 points-of-sale in Turkmenistan and 102 points-of-sale in Armenia.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUR 100 and RUR 2,000 ($3 and $66) per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and status of the dealer itself. Specifically, we have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for postpaid tariffs consist of one-time commissions of $5 and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period of 12 months. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months, and is the lesser amount of 50% of the subscriber's monthly invoice and $10.6. We also pay monthly dealer commissions of $15 for high quality, long-term subscribers, as well as a lump sum amount of between $156 and $3,150 to exclusive dealers who sell exclusively MTS Ukraine subscriptions. For CDMA subscriptions, we typically pay dealers a one-time fee of $5 upon subscriber activation, as well as monthly payments up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2010, overall wireless penetration in Russia was approximately 151.0%, or approximately 219.2 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 201.1% and 203.3%, respectively, as of December 31, 2010, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 141.3% as of December 31, 2010, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2006	2007	2008	2009	2010
	(amounts in millions, except for percentages)
Subscribers(1)	151.9	172.9	187.8	207.9	219.2
Subscriber penetration	105%	119%	129%	143%	151%

Source:
AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 41.9% and 38.6% of subscribers in Moscow, 31.4% and 31.0% of subscribers in St. Petersburg and 33.4% and 32.6% of total Russian subscribers as of December 31, 2009 and 2010, respectively. We believe that the decrease in our market share in Russia, particularly in Moscow, is the result of our effort to restructure our subscriber base to minimize the number of subscribers who have a positive balance but are infrequent users of our mobile services. We believe that this restructuring will increase the overall rate of usage and ultimately have a positive influence on average revenue per user in the future.

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2008, 2009 and 2010:

	As of December 31,
Operator	2008	2009	2010
	(Amounts in millions)
MTS	64.6	69.3	71.4
Vimpelcom	47.7	50.9	52.0
MegaFon	43.3	50.2	56.6
Others	32.2	37.5	39.3

Source: AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800/UMTS (3G) licenses to operate in all 83 regions of the Russian Federation.

        According to AC&M-Consulting, MegaFon had a subscriber base of approximately 56.6 million subscribers in Russia as of December 31, 2010, including 8.1 million subscribers in the Moscow license area. At December 31, 2010, according to AC&M-Consulting, MegaFon had a 23.9% market share in Moscow, a 33.0% market share in St. Petersburg and a 25.8% market share of total wireless subscribers in Russia.

        Vimpelcom.    In addition to MegaFon, we also compete with Vimpelcom, which is the third largest GSM 900/1800/UMTS (3G) wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, it had a subscriber base of approximately 52.0 million in Russia at December 31, 2010, including 12.1 million subscribers in the Moscow license area. At December 31, 2010, according to AC&M-Consulting, Vimpelcom had a 35.5% market share in Moscow, an 18.3% market share in St. Petersburg and a 23.7% market share of total wireless subscribers in Russia.

        Other Operators.    In addition to our principal competitors, MegaFon and Vimpelcom, we also compete with local GSM operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 18.4 million subscribers as of December 31, 2010. In certain areas of the Urals region in Russia, our primary competitor is Uralsvyazinform, which had approximately 4.6 million subscribers as of December 31, 2010. In addition, in certain parts of Siberia, we compete with Rostelecom (through Sibirtelecom, a regional telecommunications operator that merged into Rostelecom on April 1, 2011), which had approximately 3.7 million customers as of December 31, 2010. In certain areas of the Volga region in Russia, we compete with Smarts, which had approximately 2.5 million customers as of December 31, 2010.

The Ukrainian wireless telecommunications market

        From 2003 to 2007, the Ukrainian wireless telecommunications market enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP billing arrangements and the launch of the new Beeline brand in April 2006 by Ukrainian RadioSystems, or URS, a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS Ukraine and Kyivstar who share 78.8% of the market, with 33.7% and 45.1%, respectively, as of December 31, 2010, according to AC&M-Consulting. The competitive environment in Ukraine changed after Vimpelcom Ltd., a Bermuda holding company, completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd. currently controls both Kyivstar and URS. Consequently, in October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management. Mobile penetration in Ukraine decreased to 118.1% in 2010 as compared to 120.6% in 2009, according to AC&M-Consulting.

        In 2010, Astelit, another competitor operating in Ukraine, modified its definition of active subscribers, which negatively impacted the total number of registered and three-month active subscribers in the country. Astelit's continuing campaign of aggressive pricing in the market has driven down the overall average price per minute levels significantly since 2006. In response to the increasingly competitive operating environment, MTS Ukraine continued to focus on developing and marketing its network quality and coverage while improving the quality of its subscriber base and increasing usage levels to stimulate improved subscriber loyalty. As a result, overall minutes of use per subscriber increased more than 65% during 2009 and more than 15% during 2010, offsetting a decline in average price per minute.

        As of December 31, 2010, overall wireless penetration in Ukraine was approximately 118.1%, or approximately 54 million subscribers, according to AC&M-Consulting.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

Operator	December 31, 2009	December 31, 2010		Coverage Area
	(amounts in thousands)
Kyivstar	22,022	24,390	(1)	Nationwide
MTS Ukraine	17,564	18,240		Nationwide
Astelit	12,212	9,387	(2)	Nationwide
URS (Vimpelcom)	2,005			Nationwide

(1)
Number of subscribers after the announcement in October 2010 of the integration of Kyivstar and URS.

(2)
During the third quarter of 2010, Astelit's definition of active subscriber was modified, negatively impacting the number of registered and three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 24.4 million subscribers (if subscriber figures are consolidated with those of URS) as of December 31, 2010. On April 21, 2010, Vimpelcom Ltd completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd. currently controls both Kyivstar and URS. In October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management and, as a result, the table above sets out consolidated subscriber figures of Kyivstar and URS as of December 31, 2010. Kyivstar offers wireless services using GSM 900/1800 technologies. Kyivstar is also licensed to provide fixed line services by the fiber-to-the-building, or FTTB, technology which allows the provision of wireless telecommunications services to subscribers using a fiber-optic cable. Astelit is owned by System Capital Management and Turkcell Iletisim Hizmetleri A.S., or Turkcell, and 13.2% of Turkcell is owned by Alfa Group. Astelit offers services in GSM 900/1800 standards under the Life brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band, in November 2007. In 2010 we started to offer prepaid CDMA tariffs. Our CDMA business in Ukraine faces competition from other operators, including People.net, Utel (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators.

The Uzbekistan wireless telecommunications market

        The Uzbekistan wireless telecommunications market is characterized by rapidly increasing penetration rates. In 2010, overall wireless penetration in Uzbekistan increased from approximately 57% to 73.3%, or approximately 4.8 million subscribers, according to our estimates and data from the websites of Vimpelcom and TeliaSonera.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Uzbekistan and our competitors in Uzbekistan:

Operator	December 31, 2009	December 31, 2010	Coverage Area
	(amounts in thousands)
MTS-Uzbekistan(1)	7,073.5	8,785.7	Nationwide
Unitel (Vimpelcom)(2)	3,514.5	4,821.7	Nationwide
Ucell (Coscom)(3)	5,074.0	6,832.2	Nationwide
Others(4)	303.1	344.7	Nationwide

(1)
Subscriber information based on our estimates.

(2)
Subscriber information based on Vimpelcom's estimates.

(3)
Subscriber information based on TeliSonera's estimates. TeliaSonera holds a majority stake in Ucell.

(4)
Subscriber information based on our estimates.

        MTS-Uzbekistan offers wireless services in Uzbekistan using GSM and UMTS technologies. As of December 31, 2010, it had approximately 8.79 million subscribers and a 42.3% market share according to our estimates. In Uzbekistan, we compete primarily with Ucell (Coscom), a GSM operator beneficially owned by TeliaSonera with approximately 6.83 million subscribers and a 32.9% market share as of December 31, 2010. We also compete with Beeline (Unitel), a GSM and UMTS operator owned by Vimpelcom with approximately 4.8 million subscribers and a 23.2% market share as of December 31, 2010.

The Turkmenistan wireless telecommunications market

        The Turkmenistan wireless telecommunications market is characterized by low but rapidly increasing penetration rates. In 2010, overall wireless penetration in Turkmenistan increased from approximately 40.5% to 59.54%, or approximately 3.08 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitor in Turkmenistan:

Operator	December 31, 2009	December 31, 2010	Coverage Area
	(amounts in thousands)
MTS-Turkmenistan	1,757.6	2,419.2	Nationwide
Altyn Asyr	309.6	663.3	Nationwide

Source: Subscriber information based on our estimates.

        In February 2010, state-owned cellular operator Altyn Asyr launched a 3G network which has contributed to its revenue stream.

        On December 21, 2010, MTS-Turkmenistan was forced to cease providing mobile telecommunications services in Turkmenistan due to the suspension of its license by the Ministry of Communication of Turkmenistan. As a result, there was a sharp increase in the number of Altyn Asyr subscribers in December 2010. Although MTS-Turkmenistan had an 82% market share in Turkmenistan as of November 30, 2010, a number of our subscribers in Turkmenistan began using the tservices of our sole competitor Altyn-Asyr after our license was suspended. We expect the number of our subscribers to further decline to the extent MTS-Turkmenistan is unable to resume commercial operations in the near future. Prior to its license being suspended, MTS-Turkmenistan offered wireless services using GSM 900 and GSM 1800 technologies. In Turkmenistan, the state-owned GSM operator Altyn Asyr had an estimated 0.7 million subscribers as of December 31, 2010. See also "Item 3. Key Information—

D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Infomation—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan."

The Armenian wireless telecommunications market

        As of December 31, 2010, overall wireless penetration in Armenia was approximately 109.6%, or approximately 3.57 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

Operator	December 31, 2009	December 31, 2010	Coverage Area
	(amounts in thousands)
VivaCell-MTS	2,073.1	2,461	Nationwide
ArmenTel (Vimpelcom)	545.2	672.3	Nationwide
Orange (France Telecom)	131.2	437.8	Nationwide

Source: Subscriber information based on our estimates.

        As of December 31, 2010, VivaCell-MTS had approximately 2.46 million subscribers and a 68.9% market share, according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008.

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

	At December 31,
	2008	2009	2010
Russia
Prepaid	87%	79%	81%
Other	13%	21%	19%
Ukraine
Prepaid	92%	92%	92%
Other	8%	8%	8%

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

        Prior to January 1, 2007, our tariffs in Russia were primarily denominated in "conventional units" based on the U.S. dollar converted to rubles at a certain exchange rate, except for some regions of Russia where tariffs were quoted in rubles. Due to the enactment of regulatory changes in Russia prohibiting companies from establishing prices in currencies other than rubles as well as the growth in the share of our ruble-denominated expenditures, we began pricing our services and invoicing customers in Russia in rubles from January 1, 2007. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2010.

        By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into five categories—"Prepaid," "Maxi," "Unlimited," "Data" and "Corporate"—with each category designed to target specific segments as follows:

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

  •
  Maxi:  "Maxi" tariff plans are geared toward mid- and heavy users who use their mobile phones for personal and business communications. These plans feature a monthly fee for a certain pre-determined number of minutes and reduced fees for subscribers who exceed this limit. "Maxi" subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, conference calling, call transferring and call waiting/holding. Regular subscribers of the "Maxi" plans are provided an additional discount up to 25% on their local and mobile calls and an increase of allotted minutes up to 25% at no extra charge. In addition, subscribers of some of the "Maxi" plans are offered access to our personal customer care service and credit payment system.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from $97 and those using a federal number pay from $69 per month. In 2010, we introduced the new tariff plan "Ultra" which offers unlimited voice services and mobile Internet access. The Ultra tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, unlimited mobile Internet access and free mobile access to voice mail. The launch of the rate plan resulted in a two-fold increase in sales of our unlimited plans.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems and 3G-capable devices). These tariffs are offered with different plans and unlimited data options at competitive prices per megabyte.

  •
  Corporate:  We offer up to four tariff plans in each region targeted to meet the demands of our corporate clients, each plan allowing them to optimize their communication expenses in accordance with their individual consumption patterns. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2010, the per-minute tariff for local calls within the MTS network varied from $0.007 per minute to $0.07 per minute. Different rates apply to local calls to other networks and vary from $0.026 per minute to $0.096 per minute. Higher rates apply to domestic long distance calls and we assess a surcharge for all international calls that range from $0.15 per minute for calls to MTS subscribers within the CIS to $1.36 per minute for calls to other parts of the world. Certain value-added services, such as Caller ID and Call Forwarding, are included in all current tariff plans at no additional charge (other than for subscribers using old tariff plans that we no longer offer, some of which carry a charge of up to $1.87 per month for these services). Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

        We also offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007 and 2008, we developed new regional and segmented tariff plans that focus on the differing needs of subscribers in the various market segments. Our tariff plans in Ukraine are oriented towards the following three main segments: (i) Business Postpaid, (ii) Private Postpaid and (iii) Private Prepaid. Private Prepaid tariffs are further divided into national mass market tariffs, youth market tariffs, regional tariffs, and segmented tariffs.

  •
  MTS Business Postpaid:  A set of postpaid corporate tariff plans designed to appeal to business segment subscribers, including tariffs with per second billing, as well as special lower prices, no connection fees and free minutes for calls among members of the same company and within the MTS network. We also offer corporate clients discounts based in their monthly usage, as well as provide handset subsidies.

  •
  MTS Private Postpaid:  A set of postpaid tariff plans designed to appeal to mass-market subscribers, offering free calls within the MTS network and no connection fees. These tariff plans also include certain number of free minutes per month for calls within the MTS network.

Private Prepaid

  •
  MTS Prepaid Mass:  A set of special tariff plans with options designed to appeal to mass-market subscribers. The main tariff plan "Super MTS Without Call Connection Fee" offers a limited number of minutes for free each day when calling within the MTS network and free daily SMS traffic within the MTS network. The provision of free minutes and SMSs are available to subscribers only after account recharge on a specified amount, and there is a special one-time fee we charge the subscribers each time we provide them with free minutes and SMSs.

  •
  MTS Prepaid Youth:  A set of special tariff plans designed to appeal to youth-market subscribers with one main tariff plan "Super MTS Without Call Connection Fee Energy" which offers a limited number of minutes for free each day when calling within the MTS network and a limited number of megabytes free of charge for mobile Internet usage (after account recharge on a specified amount, and there is a special fee in each case of account recharge).

  •
  MTS Prepaid Regional:  A set of aggressively priced tariff plans tailored to particular regions and cities where we currently have a relatively low market share (e.g., Kyev, Odessa and Lvov).

  •
  MTS Prepaid Segmented:  A set of special tariff plans offered to certain underrepresented market segments such as Russian tourists vacationing during summer months in Crimean resorts or children between the ages of 7 and 12. In particular, the tariff plan "Tourist MTS" offers low rates for calls from Ukraine to Russia, Uzbekistan, Turkmenistan, Armenia and other countries, as well as within Ukraine. Although we promote the "Tourist MTS" tariff plan in Odessa and the Crimea region only during the summer, it is generally available to our subscribers throughout the year. In addition, the tariff plan "Super MTS Team 2011" offers a special plan for children with possible add-on features for additional charges, whereby parents can monitor the location of their child, as well as limit their child's phone usage and access to the Internet and SMS capability.

        As of December 31, 2010, the standard per minute tariff for calls in Ukraine varied from $0.02 per minute to $0.17 per minute. The standard per minute tariff for calls made within the MTS Ukraine network ranged from $nil per minute to $0.10 per minute. Higher rates applied to international calls ranging from $0.13 per minute to $9.3 per minute. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the exchange rate as of December 31, 2010.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate and exclusive clients, in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2010, approximately 77% of our consolidated subscriber base was enrolled in the advance payment program and 23% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2010, subscribers using the credit system of payment had credit limits of up to $1,000 for corporate customers and $1,800,000 for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty level customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during the period from 2009 to 2010, we introduced the "in full confidence" service (instead of the "Credit" service), which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months before they had a negative balance. As of December 31, 2010, subscribers using the "in full confidence" service had a maximum credit limit of $100. Customer service representatives can also set individual credit limits for subscribers. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled. We completed implementation of a new billing system in Russia and Belarus in July 2008 and have already begun to experience increases in our overall efficiency and reductions in our expenses. The transition to the new billing system in the other countries where we operate will take longer to complete. In Ukraine, we completed implementation of a new billing system for prepaid subscribers in June 2009, and we expect to complete the transition to a new billing system for the other types of subscribers in 2012. The new billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our old billing system could not support such a service.

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

Customer Service

        We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In each of the markets where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide services to our customers through various channels (i.e., telephony, e-mail, SMS/MMS and fax). Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. We regularly use automatic systems and independent analysis to monitor the contact centers' accessibility and customer satisfaction with the service level offered at such centers. To improve customer loyalty, reduce churn rate and promote our services, we conduct outbound calling campaigns using MTS staff, including the outbound contacts center and the customer relationship management (CRM) laboratory, a system for managing our interaction with customers, clients and sales prospects.

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

        In order to reduce operating expenses, the contact centers were relocated from regions where property ownership was expensive to other Russian regions where such costs are lower. To further increase operating efficiencies, we began consolidating our contact centers into a few key locations, and have already consolidated certain of our largest contact centers in Russia. We continuously work to improve customer satisfaction by providing our subscribers with convenient and functional self-service systems (e.g., Internet-Helper, interactive voice response, or IVR, and Mobile Helper). For instance, Internet-Helper is a service that, among other things, provides the customer with an opportunity to view information about his contract and personal information as well as manage certain account data. Similarly, Mobile Helper, among other things, allows a customer to receive information about his current balance, tariff plan details, as well as change service language and view bills for previous months.

        We also have back-office employees responsible for handling diverse customer inquiries and for helping reduce the impact of technical problems and incidents on our customers. In addition, we have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. In 2010, we also continued pursuing a personalized approach in customer care using the Siebel CRM system, which helps us manage all customer-facing operations. The segmentation model we use in customer care allows us to differentiate the service levels for our customers.

        In 2010, we also continued expanding our retail chain, and today, our retail stores, in addition to customer acquisition and handset and other equipment sales, offer support and care to our existing customers.

        In Ukraine, we expanded our customer care "self-service" options in 2008, launching a web portal and providing free access at special terminals in our sales offices for contract customers. In 2009 and 2010, we further enhanced the quality of our customer service as a result of the full integration of our interactive voice response systems (IVRs) and billing, and we intend to further improve and develop IVRs in 2011.

        In 2010, in Ukraine, we launched a "self-service" on the Internet for our pre-paid customers and significantly increased its number of users. In 2010, we developed "self-care" functions through the web and IVRs (which provide, among other things, customer IVR-identification, evaluation of calls serviced by our agents in contact centers and automatic sales of popular services on IVR). We also launched a new communication channel with our customers called web-chat. As a result, customers can now receive assistance in a variety of ways, including retail outlets, call-center agents (through phone, e-mail, written letter, web form and web-chat), self-care systems (e.g., IVR, web portal and USSD). Moreover, segments of customers receive their own contact numbers for expedited assistance with certain agents working at our contact centers.

        In 2010, in Ukraine, we started to use the daily-knowledge-test-system, a special testing system for our agents working in our contact centers. As a result, we have improved the quality of our customer service which has been confirmed by strong customer marks of our IVR evaluation. We developed our on-line trainings base not only for agents working at our contact centers, but for our customers as well (i.e., step-by-step instructions for the most complicated questions and issues). We optimized our costs by decreasing the number of contact centers.

        In 2011, we aim to improve and develop "self-service" options for our subscribers in Ukraine with respect to IVRs and the Internet. We also intend to further increase cross-selling and up-selling opportunities through each of our customer service channels (i.e., our agents working in contact centers, IVRs and on the Internet). We will continue to implement cost optimization strategies, as well as maximize the number and type of personnel we have (i.e., full-time, part-time, leasing and outsourcing).

Network

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our 2G network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network. Our 3G network is based on UMTS 2100, and our existing GSM infrastructure is actively used for our 3G rollout. We will continue to develop UMTS 2100 networks in Russia, Belarus, Uzbekistan and Armenia in 2011. We are combining our UMTS and GSM infrastructures in a unified network based on the Single RAN concept introduced by our vendors. All mobile GSM and UMTS networks are being developed towards IP interfaces in accordance with the ALL (full set) IP concept which is the basic concept in LTE networks. We have been implementing into our network certain of the latest cutting-edge technologies such as LTE 2600 and UMTS 900. We launched LTE 2600 in Uzbekistan and Armenia in 2010 and we plan to implement UMTS 900 in Moscow and the Moscow region in 2011, as well as LTE technology in the near future. We have a strategy to develop LTE in different frequency bands that could be available for LTE.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.0 MHz of spectrum in the Crimea Autonomous Republic to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine.

        We believe that we have been allocated adequate spectrum in each of our license areas.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use site development software supplied mainly by Aircom International to assess new sites so that the network design and site development are coordinated. Our software in Russia and Ukraine can create digital cellular coverage maps of our license areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

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

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers (non-geographical numbering plan for cellular operators) and "local" seven-digit numbers (geographical numbering plan for fixed-line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both "federal" and "local" numbers have been used in the 11-digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia and in Ukraine, including our subsidiary MGTS and other companies within our group, and Golden Telecom, Ukrtelecom and other public switched telephone network operators in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnect services to other operators on the zonal level in all regions of Russia. Zonal/local interconnect typically entails payment of a one-time connection fee per point of interconnect (E1) and a usage charge based on minutes of traffic.

        To provide our subscribers in Russia with DLD/ILD services, we have interconnect agreements with national operators Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), Golden Telecom (a subsidiary of Vimpelcom) and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees payable for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee, a monthly fee per point of interconnect and usage by minute which vary depending on the destination called.

        Russian legislation requires that fixed line operators with a substantial position in the market cannot refuse to provide interconnect or discriminate against one operator in comparison to another, and the interconnect rates of operators with a substantial position are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code was introduced in order to increase the Moscow numbering capacity. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Russian regulator subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2010, we had numbering capacity (federal and local) for over 23.85 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

        Interconnect and traffic transit between the networks of mobile operators in Russia occur through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. For domestic long distance traffic transit, we use our DLD/ILD network and networks of different national operators, including among others, MTT, Rostelecom and Golden Telecom. For ILD traffic transit, we use primarily our DLD/ILD network which is interconnected with more than 20 international carriers, including, for example, France Telecom S.A. and Deutsche Telecom A.G. We also have an interconnect of a DLD/ILD MTS network to the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide the transit of international traffic.

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

Handsets

        Nearly all of our handset sales in 2009 consisted of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. In 2010, nearly all of our handset sales consisted of tri-band GSM 900/GSM 1800/GSM 1900 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2009 and 2010, we provided net handset subsidies of $15.6 million and $6.7 million, respectively, in Ukraine.

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

        In 2009, we substantially changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. In 2010, RTC extended agreements on handset purchases it had with Sony Ericsson, Nokia, Samsung, Alcatel and others. In addition, RTC entered into a new agreement with

Huawei to purchase handsets in 2010. We are not dependent on any particular supplier for handsets. We also offer an array of mobile telephone accessories.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations" and Note 32 to our audited consolidated financial statements.

        Following our launch of iPhone 3G™ sales and in line with our strategy to expand our proprietary distribution network, our handset sales increased in 2010 by 303% and we expect them to further increase in 2011. See also "Item 5. Operating and Financial Review and Prospects—Revenues—Sales of Handsets and Accessories."

Fixed Line Operations

        On April 1, 2011, we completed a merger with Comstar, the leading supplier of integrated fixed line telecommunications solutions in Russia. As a result of the merger, in addition to our mobile operations, we also currently operate in both the alternative and traditional fixed line communications markets. We now offer alternative and traditional communications services in over 80 cities across Russia, covering a population of over 48 million people.

        Our alternative fixed line communications services include voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. According to Direct INFO, as of December 31, 2010, Comstar was the largest operator in the Moscow residential broadband market, with a 30% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

        Our traditional fixed line communications services are provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 4.1 million households in Moscow, representing approximately 96% of the city's total households who are active users of fixed line voice telephony, according to Direct INFO. MGTS provides regulated and unregulated services, including local telephony services at tariffs regulated by the Russian government, DLD/ILD voice telephony through licensed operators, interconnect to other operators, Internet and data transmission services and numbering capacity to subscribers of other communications operators through agency agreements concluded with such operators.

        In November 2009, Sistema, Comstar and Svyazinvest signed a non-binding memorandum of understanding, contemplating an exchange of certain telecommunications assets. The transaction was completed in October 2010 and included, among other things, the entry by Sistema and Svyazinvest into an exchange transaction pursuant to which Svyazinvest obtained control over 100% of the share capital of Sky Link and Sistema acquired a 23.33% stake in MGTS from Svyazinvest. In addition, Comstar transferred its 25% plus 1 share ownership stake in Svyazinvest to Rostelecom for cash consideration of RUR 26 billion. The proceeds of the sale were used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUR 26 billion. Sky Link is a Moscow-based CDMA operator holding GSM licenses for a majority of the Russian regions, which has expressed its intent to launch a GSM network across most of Russia in 2011.

        Comstar's shares of common stock, represented by Global Depositary Receipts, were listed on the London Stock Exchange under the symbol "CMST" from February 2006 until March 25, 2011. On

March 25, 2011, the UK Listing Authority cancelled the listing of Comstar's Global Depositary Receipts from the Official List following Comstar's announcements regarding its intention to seek cancellation of its listing of Global Depositary Receipts. As a result, Comstar's Global Depositary Receipts are no longer admitted to trade on the London Stock Exchange.

        For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

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

        The following table presents certain operating data for our alternative fixed line business in the Moscow market and in the Russian regions and the CIS as of and for the years ended December 31, 2009 and 2010.

Alternative fixed line business	December 31, 2009	December 31, 2010
Moscow market
Installed telephone lines (000s)	659	659
Residential
Number of subscribers (000s)(1)	607	541
ARPU (RUR)	442	566
ARPU (US$)	14.0	18.6
Corporate(2)
Number of subscribers (000s)	27	29
ARPU (RUR)	13,676	13,359
ARPU (US$)	432.8	440
Operators
Number of active lines (000s)	438	438
of which, used by mobile operators (000s)	307	307
Russian regions and the CIS (excluding Moscow market)(3)
Residential
Number of subscribers (000s)(1)	2,606	3,661
ARPU (RUR)	155	188
ARPU (US$)	4.9	6.2
Corporate(2)
Number of subscribers (000s)	52	73
ARPU (RUR)	3,573	3,302
ARPU (US$)	113.1	108.6
Operators
Number of active lines (000s)	2	5

(1)
Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services. We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

(3)
No reliable data is available on installed lines outside of the Moscow market.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2010, we had approximately 102,000 corporate subscribers.

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

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 1 Gbps), (2) ADSL2+ (up to 29 Mbps), (3) radio Ethernet (up to 27 Mbps), (4) Wi-Fi (up to 54 Mbps), and (5) Wi-Max (up to 10 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

        We offer a broad range of Internet packages that vary in terms of data transfer speeds and pricing, with higher tariffs for faster uploading and downloading capabilities. Corporates with ADSL-based broadband Internet packages generally experience data transfer speeds between 1.5 Mbps and 29 Mbps. In addition, we offer a premium broadband Internet service over our NGN in which subscribers enjoy data transfer speeds between 64 Kbps and 10 Gbps. The NGN provides subscribers with the benefit of the same uploading and downloading data transfer speeds, whereas Internet subscribers using an ADSL connection upload at speeds that are much slower than the one at which they can download.

        For the provision of broadband Internet services, we have secured access to MGTS' network allowing data transmission at speeds of up to 29 Mbps along installed copper lines using ADSL technology. As of December 31, 2010, all of MGTS' 225 PoPs were DSL-enabled. In addition, we utilize MGTS' PDTN to provide high-speed reliable Internet services and create VPNs for our corporates.

        We charge our corporate subscribers a connection fee of RUR 3,200-RUR 176,000 per digital channel, as well as a monthly subscription fee of RUR 1,600-RUR 160,000 per channel, based on the maximum speed of the connection.

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

        In addition, we serve as general contractor for the provision of a full range of integrated solutions to subscribers wishing to establish a modern integrated communications infrastructure. Each solution is customized for subscriber-specific needs. In developing these customized networks, we are able to offer the following range of services: site survey, cost analysis and optimum project planning, assistance with government-related documentation, supply of equipment and operational, technical and maintenance support on an ongoing basis. Once the infrastructure is established or renovated, as the case may be, we typically provide digital voice communications, voice intelligent services, high-speed Internet services, videoconferencing and other data transmission services. We intend to expand our service offerings to include customer premises management and network-centric IT solutions.

Operators

        We offer a range of services to other fixed line communications operators, ISPs and to Vimpelcom and MegaFon, the other two major Russian mobile telecommunications operators, including the following: (1) interconnect and completion services for telephone calls originating in Russia and the CIS, as well as calls terminating in Russia, (2) provision of a portion of our allocation of coveted "495" prefix Moscow telephone numbers to the subscribers of other alternative fixed line communications and mobile operators through agency agreements concluded with such operators, (3) data transmission services, including frame relay, SDH capacity and IP-VPNs, (4) IP transit ports and (5) installation and maintenance of equipment on customers' premises. Together with MGTS, Comstar had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2010, according to Direct INFO.

        As of December 31, 2010, we had 655 operator customers.

Residential subscribers

        We offer voice, Internet and pay-TV services to residential subscribers.

        Voice Services.    We provide the same voice services to unregulated residential subscribers as those provided to corporate subscribers. For a more detailed discussion of these services, see "—Corporate subscribers—Voice Services." Like corporate subscribers, residential subscribers in each of the regions that we have a presence, including, among others, the Moscow region, Rostov and Tyumen, seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others. Residential voice services are primarily offered by our alternative fixed line business to high value residential subscribers in high-end housing.

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2010, we had a 30% share of the residential broadband Internet market in Moscow, according to Direct INFO. In 2009, we launched wireless broadband Internet services throughout Moscow based on mobile Wi-Max technology. As a result, the Internet is currently accessible for Moscow residents from nearly any place in the city using a range of our fixed and wireless technologies. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUR 390-RUR 3,000 per month in Moscow and a subscription fee of RUR 250-RUR 1,800 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    In 2005, Comstar began commercial operation of Stream-TV, a digital TV service based on ADSL IP technology in Moscow. In addition, we offer pay-TV services in most of the regions in which we are present, including, among others, Rostov, Tyumen, Ekaterinburg and Astrakhan, based on HFC, FTTB, DVB-C and MMDS technologies. Special auxiliary equipment allows pay-TV subscribers to access more than 100 channels of digital quality from a home television without satellite dishes or specialized antennas. International and Russian channels are included as part of the base services package. As of December 31, 2010, we had approximately 92,000 pay-TV subscribers in Moscow and approximately 2,661,000 subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly from region to region. We charge a subscription fee of RUR 110-RUR 450 per month in Moscow and a subscription fee of up to RUR 350 in other regions of Russia, depending on the number of channels included in the package. We do not charge a connection fee in Moscow and other regions of Russia. We also offer bundled Internet and pay-TV services for RUR 260-RUR 1,480 per month in Moscow and RUR 350-RUR 2,350 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Customers and Services Offered—Traditional Fixed Line Business

        We provide traditional fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment. As of December 31, 2010, MGTS had approximately 4.40 million active lines in service, a cable network of over 103,900 km, a fiber optic network of over 8,190 km and 3,024 payphones. Although MGTS' core backbone network is fully digital and is based on state-of-the-art SDH technology, only around 69% of installed lines were digital as of December 31, 2010. As a result, those subscribers who connect to our network using an analog ATE are currently not able to receive our value-added services. Residential subscribers accounted for approximately 82.4% of MGTS' total lines, corporates for 11.1% and public sector subscribers for 6.5%, as of December 31, 2010.

        MGTS holds licenses and regulatory approvals to provide, among others, the following services:

  •
  local telephony;

  •
  DLD/ILD voice telephony through licensed DLD/ILD operators, including us;

  •
  interconnect to other operators;

  •
  Internet and data transmission, including leased DLD/ILD services;

  •
  inquiry and information, including telephone directories;

  •
  use of payphones; and

  •
  numbering capacity provided to the subscribers of other communications operators through agency agreements concluded with such operators.

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, most of the services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services accounted for approximately 70% of service operating revenues of Comstar's traditional fixed line business in 2009 and 2010.

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

        MGTS is not licensed to provide DLD/ILD communications services directly to its subscribers but must route such traffic through a licensed DLD/ILD operator. As a result, DLD/ILD traffic originated by MGTS subscribers is carried either by us, with these services included in MGTS' monthly bill, or by other providers of DLD/ILD services, who bill MGTS subscribers directly or pay MGTS an agency fee for processing their bills.

        The following table presents certain operating data for our traditional fixed line business as of and for the years ended December 31, 2009 and 2010.

Traditional fixed line business	December 31, 2009	December 31, 2010
Installed telephone lines (000s)	4,897	4,903
Residential
Number of subscribers (000s)(1)	3,608	3,615
CPP traffic (millions of minutes)	1,968	1,993
ARPU (RUR)	324	352
ARPU (US$)	10.3	11.6
Corporate(2)
Number of active lines (000s)	761	785
Number of subscribers (000s)	70	66
CPP traffic (millions of minutes)	880	924
ARPU (excl. revenue from points of interconnect) (RUR)	5,591	7,016
ARPU (excl. revenue from points of interconnect) (US$)	176.9	231.1
Number of points of interconnect (000s)	28	20
Average monthly revenue per point of interconnect (RUR)	5,539	6,714
Average monthly revenue per point of interconnect (US$)	175.5	221.3
Operators
Number of interconnected operators	207	195
Number of points of interconnect (000s)	225	235
Average monthly revenue per point of interconnect (RUR)	1,148	1,194
Average monthly revenue per point of interconnect (US$)	36.3	39.3

(1)
We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

        MGTS' subscriber segments and the services provided to each subscriber segment are further described below.

Residential and corporate subscribers

        MGTS provides basic regulated voice services to residential and corporate subscribers using its PSTN facilities and copper "last mile" access. Tariffs for these services are established by the Federal Tariff Service.

        The following table illustrates MGTS' regulated tariff development in the period from February 1, 2007, when a new 3-tier tariff system was introduced, to January 1, 2011:

MGTS Regulated Tariffs	February 1, 2007	February 1, 2008	March 1, 2009	February 1, 2010	January 1, 2011
Residential(1)
Line rental (RUR per month)	125	125	135	155	175
Per minute tariff plan—local connection fee (RUR per minute)	0.28	0.28	0.30	0.36	0.40
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	255	220	245	250	260
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(2)	104	104	120	140	152
Combined tariff plan—fee for each additional minute (RUR per minute)	0.23	0.24	0.28	0.34	0.38
Corporate (non-governmental)(1)
Line rental (RUR per month)	160	160	160	175	195
Per minute tariff plan—local connection fee (RUR per minute)	—	0.28	0.30	0.36	0.40
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	—	342	342	350	365
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(3)	104	104	120	140	152
Combined tariff plan—fee for each additional minute (RUR per minute)	0.30	0.24	0.28	0.34	0.38
Corporate (governmental and state-funded organizations)(1)
Line rental (RUR per month)	125	136	145	160	180
Per minute tariff plan—local connection fee (RUR per minute)	—	0.28	0.3	0.36	0.40
Unlimited tariff plan—connection fee (unlimited connection, RUR per month)	—	302	331	350	365
Combined tariff plan—fee for fixed amount of minutes (RUR per month)(3)	104	104	120	140	152
Combined tariff plan—fee for each additional minute (RUR per minute)	0.23	0.24	0.28	0.34	0.38

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007, until December 1, 2007, this plan included 370 minutes per month; from December 1, 2007, until February 1, 2010, this plan included 150 minutes per month; from February 1, 2010, this plan includes 400 minutes per month.

(3)
From February 1, 2007, until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, this plan includes 400 minutes per month.

        In addition to basic voice services, MGTS also provides its residential and corporate subscribers with digital telecommunication, Internet and VPN deployment services, rental of high-speed communication channels, intelligent voice and various other services.

Operators

        MGTS provides interconnect, traffic transmission and leased line services to other communications operators. Interconnect is carried out on the local and zonal levels in accordance with terms and conditions that are publicly disclosed. MGTS also provides additional services to operators interconnecting to MGTS' network, including access to emergency service, information and customer care numbers.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communications requirements and enhancing subscriber loyalty. We provide sponsorship support to various cultural, sport and other socially significant events to build positive brand awareness. Our advertising and information materials are aimed primarily at the promotion of the MTS brand. We have begun re-branding Comstar under our main MTS brand and we aim to gradually complete this process in major Russian cities by the end of 2011. However, we currently still promote the Comstar brand as a stand-alone brand in certain regions of Russia. We promote specific product and service offerings such as Logic Line and Wi-Max. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Traditional fixed line business

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In connection with the long term modernization program of our network based on passive optical network, or PON, technology, we expect to increase our investments in sales and marketing of convergent products, including double and triple-play products. In 2010, we launched several pilot projects based on PON technology which allows us to provide higher quality services than our competitors. In addition, PON technology allows us to provide services that generate a high volume of traffic, such as video security, video social networking and other similar services.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets, with incumbent operators MGTS and Rostelecom accounting for only 28% of the market in terms of revenues as of December 31, 2010, according to Direct INFO. Alternative fixed line communications providers comprise the remainder of the Moscow market. Our primary competitors include:

  •
  Vimpelcom, which is also one of our primary competitors in the Russian mobile communications market. Vimpelcom acquired alternative operators Golden Telecom and Corbina Telecom in 2008, and offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan using intercity fiber optic and satellite-based networks. We compete with Vimpelcom in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, Rostov, Nizhny Novgorod, St. Petersburg, Ekaterinburg and Krasnodar.

  •
  Synterra Group, a group of communication service providers that includes Synterra, MTT, PeterStar, Global Teleport, Synterra Ural and a number of other regional communication service providers. We compete with Synterra Group in the corporate and operator fixed line telecommunications markets in Moscow and Vologda.

  •
  Rostelecom, Russia's primary DLD/ILD operator, which is controlled by Svyazinvest. According to Direct INFO, Rostelecom controls over 76% of all fixed line telecommunications services in Russia. We compete with Rostelecom in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia (including the Moscow region), but not in Moscow. We also compete with Rostelecom in the mobile telecommunications market in certain parts of Siberia.

  •
  Akado Group (formerly Renova Media) comprised of AKADO Stolitsa, a leading provider of pay-TV, broadband Internet and digital telephony in Moscow; Comcor, a Moscow-based fiber optic network operator providing services under the AKADO Telecom brand; and several Internet and pay-TV providers in St. Petersburg, Ekaterinburg and Minsk (Belarus). We compete with the Akado Group primarily in the residential fixed line telecommunications markets in Moscow and Ekaterinburg.

  •
  Transtelecom, a DLD/ILD voice telephony and broadband operator owned by Russian Railways. We compete with Transtelecom primarily in the corporate and operator fixed line telecommunications markets in Moscow and certain other regions where we are present, including, among others, Ekaterinburg. St. Petersburg, Nizhny Novgorod and Saratov.

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators (including both alternative and incumbent operators) in Moscow as of December 31, 2010:

Company	Moscow
Comstar	9%
MGTS	11%
Vimpelcom	22%
Synterra	7%
Rostelecom	4%
Other	47%

Total	100%

Source: Direct INFO

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for voice services in Moscow as of December 31, 2010:

Company	Moscow
Comstar	9%
MGTS	68%
Vimpelcom	8%
Rostelecom	4%
Other	11%

Total	100%

Source: Direct INFO

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2010, it provided local voice telephony services for approximately 96% of all residential subscribers in Moscow, according to Direct INFO.

        In the alternative voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2010, 74% of households in Moscow had at least one computer, of which 69% had Internet access. Of the households in Moscow that had Internet access as of December 31, 2010, approximately 67% used broadband Internet access. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Moscow as of December 31, 2010:

Company	Moscow
Comstar	19%
MGTS	11%
Akado	22%
Vimpelcom	20%
Qwertly (Centel)	4%
NetByNet	9%
Onlime	5%

Other	10%

Total	100%

Source: Direct INFO

        In the broadband Internet market, we generally compete on the basis of pricing, network quality, upload and download speed, individual and bundled service offerings, customer service and installation time. We are also the leading broadband Internet service provider in terms of subscribers in the cities of Ulyanovsk, Astrakhan, Rostov and Norilsk.

Pay-TV

        According to Direct INFO, as of December 31, 2010, pay-TV penetration was 25% in Moscow. The following table sets forth the market shares of the primary operators in the pay-TV market in Moscow as of December 31, 2010:

Company	Moscow
Comstar	11%
Akado	40%
Vimpelcom (Corbina)	8%
Other	41%

Total	100%

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

        For services offered to other communications service providers, we aim to generate most of our operating revenues from monthly payments and by offering an array of value-added services.

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

Network Infrastructure

Long-haul backbone network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 52,000 km, which also allows us to operate an optical transport network using dense wavelength division multeplexing technology.

        In addition, we have our own IP MPLS network, which is capable of providing Internet and L2/L3 VPN services, as well as deliver other media products, such as digital television and internet protocol television, to regional networks for the use in our fixed line and mobile operations, as well as for our wholesale customers. Our IP MPLS backbone network covers most of Russia and Ukraine and is present in most of the European and U.S. Internet exchange points, such as DE-CIX in Frankfurt, NETNOD in Stockholm, AMS-IX in Amsterdam, PARIX in Paris, LINX in London, Equinix in Ashburn and New York, NIIX in New York and Any2 in Los-Angeles. More than 75% of our international Internet traffic is delivered through settlement-free peerings with other large networks. The remaining international Internet traffic is delivered through direct connections with certain of the largest networks. All internet traffic in Russia is delivered through settlement-free peering with the largest ISPs in Russia.

Alternative fixed line business

        The network infrastructure we maintain in Moscow is substantially different from the infrastructures we use in the regions. In Moscow, we have primarily grown organically, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own.

Moscow and Moscow Region

        Our network infrastructure in Moscow consists of 14 switching nodes (12 Digital ATS, Softswitch Mera MVTS, Huawei Softx3000) with installed capacity of over 600,000 numbers and 100% digitalization.

        All of our ATSs are connected to a digital transport network, which uses SDH technology and covers the entire territory of Moscow and most of the Moscow region. The network ensures the functioning of our digital ATSs and their connectivity with analog and digital equipment of PSTNs of other operators. The digital transport network includes a trunk core STM-64, with connected half-rings STM-16 and STM-4. Multiplexers of access level are connected to trunk nodes by means of fiber-optic lines that organize streams STM-4 and STM-1. There are 965 multiplexers. The management of the transport network and digital ATSs is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, we have our own IP MPLS network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

        As of December 31, 2010, Comstar's wireless broadband network in Moscow and the Moscow region included 51 base stations in the 5 GHz frequency band. In the 2.4-2.5 GHz frequency band, we are continuing the construction of the Wi-Max network started by Comstar, which consisted of over 189 base stations as of December 31, 2010. Comstar's radio-relay communication lines included 25 links and it also had 115 Internet hot-spots using Wi-Fi technology as of December 31, 2010.

Russian Regions

        We have our own fiber-optic infrastructure and leased channels in every region in which Comstar operated. As of December 31, 2010, Comstar had 753 trunk nodes. The trunk nodes are connected to the networks by GE interfaces. It also had 204 ATSs which were connected to SDH or IP networks, and 85 cores. Among the access equipment used are Ethernet switches, IP DSLAM and PON.

Traditional fixed line business

Public Switch Telephone Network (PSTN)

        Our traditional fixed line communications network has an installed capacity of more than 4.9 million numbers, of which 2.2 million is digital exchange, 1.6 million is analog exchange and 1.1 million is NGN exchange capacity. The digital portion of the network is based on the SDH backbone and the transport level of the PDTN. The total length of the fiber-optic network is more than 8,000 km.

        The SDH network, which uses Lucent Technologies equipment, is configured as follows: 29 rings STM-4/STM-16, based on DACS cross-switches, located in the buildings with switches ATC 316 and ATC 201. There are a total of 165 multiplexers in the network, including ISM2000, ADM16/1, ADM16/1c, ADM4/1 and ADM4/1c. The SDH network allows for traffic transmission between exchanges and traffic exchange with interconnected carriers. The ECI SDH network topology (SDM 1/4/16, XDM500 and XDM1000) is multi-layered, with each network layer designed to carry a certain type of traffic.

        Network management is carried out in two control centers: one active control center and one stand-by control center. These centers contain an ORION system to monitor and control the fiber-optic network and SyncView Manager 3.1.1 to monitor and control timing sources. Subscribers are connected directly on the level of host switches and remote units. The network currently operates 26 TDM hosts, 165 local analog exchanges (cross bar system and step by step), 38 exchanges based on DX-200 (NSN), 16 exchanges based on NGN cores (NSN, Huawei technologies and STS), 2 IMS cores (Huawei technologies) and 10 AXE-10 tandem nodes (Ericsson) with total capacity of 1,853,475 numbers. TDM hosts are interconnected to each other by mesh topology via transit nodes with the analog network. We use the following types of host switches: EWSD (Siemens), 5ESS (Lucent Technologies) and MEDIO (STROM Telecom). To provide services with instant dialing (e.g., emergency and information calls), MGTS has two nodes based on MEDIO IN equipment.

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

        The first level comprises the core of the PDTN and contains 10 nodes based on Cisco 6509 routers. Topologically, the nodes are linked into a 10-node transport ring with an attached two-node "minor" ring based on Cisco CRS-16. The transport ring is designed to connect peripheral networks of the PDTN and overlay network equipment and for interconnect with partner providers. The minor transport ring covers the points of connection of Internet channel groups of other operators and content providers. On the transport level, the trunk connections are made by optical mono-mode 10 GE interfaces.

        The second or termination level of the PDTN is based on Redback SE routers designed to direct traffic to the nearest transport node and to terminate subscribers. Topologically, the termination level is comprised of several Redback SE routers connected to the transport level routers by 10GE interfaces.

All the routers of the transport level and termination level function in one IP/MPLS network with automatic re-routing.

        The third or access level of PDTN is built based on IP DSLAM, linked by GE trunk interfaces and GE switches, linked by GE interfaces. The main function performed on the access level is data transmission on the "last mile" network. The network currently uses mostly DSLAM hiX5635M1100 from Siemens and SmartAX MA5600 from Huawei. Both DSLAMs use an optical or electrical GE interface for trunk interfacing.

        As access nodes (PoP), the PDTN uses MGTS' switching centers connected with at least 4,000 subscribers. We currently have over 250 PoPs in service. The coupling of two or more DSLAMs within one PoP is through Catalyst 2970G GE switches or similar switches having a minimum of 12 GE ports. Each PoP is connected to an individual GE port of the nearest Cisco 7606 router.

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

Intra-group sales within Comstar

        Comstar had intra-group sales of $172.6 million, $120.9 million and $138.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. A substantial portion of these sales comprised the provision of services by MGTS to Comstar's alternative fixed line business, including, among others, data transmission, channel rent, equipment servicing and commissions for DLD/ILD services. For the years ended December 31, 2008, 2009 and 2010, the services provided by MGTS amounted to $141.5 million, $91.3 million and $103.3 million, respectively.

Seasonality

        Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in the summer from urban areas to more rural areas where fixed line penetration is relatively low, as well as an increase in roaming revenues and guest roaming revenues during these quarters. Quarterly trends can also be influenced by a number of factors, including new marketing campaigns and promotions, and may not be consistent from year to year. Furthermore, our results of operations may be impacted by unexpected adverse weather conditions. In 2010, for example, we were significantly and adversely affected by a sustained heat wave in Moscow and severe wildfires in the surrounding regions. Many of our subscribers left Moscow, which resulted in a substantial decline in the volume of calls made and, in turn, our revenues in the fixed line segment in the third quarter of 2010.

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

        The new Federal Law on Communications came into force on January 1, 2004, and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to the enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. The lack of interpretive guidance from the regulatory authorities regarding the new regulations and the uncertainty surrounding their compatibility with the regulations still in effect impedes our ability to assess effectively the full impact of the new regulations under the Federal Law on Communications on our business.

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

        The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Communications and Mass Media which is responsible for the regulation of the radio frequency spectrum, develops long-term policy for frequency allocation in the Russian Federation and decides on the allocation of frequency bands.

        The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies.

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

        Frequencies are allocated for a maximum term of ten years, which may be extended upon the application of a frequency user. Under the Federal Law on Communications, frequency allocations may be changed for purposes of state management, defense, security and protection of legal order in the Russian Federation with the license holder to be compensated for related losses. Further, frequency allocations may be suspended or terminated for a number of reasons, including failure to comply with the conditions on which the frequency was allocated.

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUR 2,600 (equivalent to $86 as of December 31, 2010) for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

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

Equipment Certification

        Government Decree No. 532 adopted on June 25, 2009, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proven in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All our networks must be certified. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

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

Competition, Interconnect and Pricing

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

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000. As a result, MGTS is subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

  •
  the Federal Tariff Service regulates and controls tariffs for services provided by MGTS, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan), as well as interconnect and traffic transit tariffs;

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

        The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. Comstar and MGTS were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. Following the completion of our merger with Comstar on April 1, 2011, we and MGTS are subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

  •
  we and MGTS must develop interconnect rules and procedures in accordance with the requirements set forth by the federal government;

  •
  we and MGTS must ensure that interconnect agreements with operators who intend to interconnect to their networks are entered on the same terms and conditions as the agreements between MGTS, us and our affiliates; we and MGTS also cannot refuse to provide interconnect or discriminate against one operator over another; and

  •
  the Federal Service for Supervision in the Area of Communications and Mass Media may monitor MGTS' and our interconnect terms and procedures and issue mandatory orders to the companies where non-compliance with the law is found.

        The Federal Law on Communications and implementing rules adopted by Government Decrees No. 161, dated March 28, 2005, and No. 627, dated October 19, 2005, also provides for government regulation of interconnect tariffs established by operators occupying a substantial position. In addition, such operators, including MGTS and us, are required to develop standard interconnect contracts and publish them as a public offer for all operators who intend to use such interconnect services.

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

Regulation in Ukraine

Regulatory Authorities

        Administration of State Service on Special Communications and Information Protection of Ukraine. This body is responsible mainly for establishing and overseeing technical policies and standards in the sphere of telecommunications. Previously these functions were carried out by the State Communications Administration, or SCA (formerly, the State Department on Communications and Informatization, or the SDCI, from September 2004 to July 2008, and the State Committee on Communications and Informatization, or the SCCI, from June 1999 to September 2004). The SCA was also the main regulatory body in the sphere of communications until the establishment of the NCRC in January 2005.

        The NCRC.    Established by a Decree of the President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of communications on January 1, 2005 pursuant to the Telecommunications Law described below. It consists of seven members and a chairperson. The NCRC commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law. In 2007 and 2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. Thus, the members and the chairperson of the NCRC are appointed by the Cabinet of Ministers. The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date.

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

        The Telecommunications Law addresses various areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnect, public telecommunications services, market access rules and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunications services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, has been responsible for many of the functions formerly handled by the SCA. The NCRC is authorized, inter alia, to issue regulations for telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnect of telecommunications networks.

        In July 2010, the Telecommunications Law was amended with provisions on mobile number portability and national roaming obligations. According to the amendments, the NCRC shall adopt regulations which would allow subscribers to retain their mobile telephone numbers when switching from one mobile telecommunications operator to another. As of the date of this document, the NCRC has not approved these regulations; however, these regulations are expected to be approved and come into force by the end of 2011.

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

        Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, a working group was created in order to fulfill the assignment of Ukraine's Cabinet of Ministers on conversion of frequencies.

        In October 2010, the NCRC proposed an updated plan that stipulates carrying out the conversion within eight months of November 2010 and at a cost of UAH 841 million in one stage by means of releasing a whole range of 100 MHz frequency. After the privatization of OJSC Ukrtelecom, the NCRC is planning to determine the specifics of a public tender for the sale of frequencies for the development of 3G networks. Although not definitive, the tender may be held in the first half of 2011. In March 2011, the NCRC developed a draft regulation (which has yet to be approved by the Ukrainian government) for the compensation of costs incurred by various governmental agencies (including the Ministry of Defense) that currently hold frequencies to be converted. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms or at all may negatively affect our competitive position in Ukraine."

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

        In accordance with the Radio Frequencies Law, the NCRC issues a frequency license concurrently with the issuance of a telecommunications license for the type of services requiring use of radio frequency resources. A telecommunications operator that has the respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of the relevant telecommunications license.

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

Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine. Companies that are approved by the NCRC issue equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

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

        Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from abusing its dominant position in its market to gain, inter alia, an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Further, Ukrainian antimonopoly legislation provides that a company shall be deemed dominant if its market share in the respective product market exceeds 35% unless such company proves that it faces significant competition in the respective product market.

        A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

  •
  annually submit to the NCRC irrevocable public offers regarding interconnect with the other operators' telecommunications networks;

  •
  comply with the regulations of the NCRC regarding the technical, organizational and commercial terms and conditions of interconnect with the other operators' telecommunications networks;

  •
  comply with the calculation factors set by the NCRC for access to the operator's own network; and

  •
  not discriminate against other players in the telecommunications market.

        According to AC&M-Consulting, MTS Ukraine had a 33.6% market share of the wireless communications market in Ukraine as of December 31, 2010. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified MTS Ukraine and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of MTS Ukraine and Kyivstar qualified as having a dominant position in the market. The AMC offered MTS Ukraine and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. In December 2004, the AMC announced its issuance of a decision in which it confirmed that neither MTS Ukraine nor Kyivstar qualified as having a dominant position in the wireless communications market.

        In November 2005, the AMC recommended that MTS Ukraine and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, MTS Ukraine responded by notifying the AMC that it had partially abolished the connection fees it charged to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. The AMC has not taken any further actions relating to this matter. Over the course of 2007-2009, the AMC conducted an investigation of the telecommunications interconnect market among mobile operators in Ukraine and issued a finding in May 2009 that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position in relation to the market for interconnecting to each of their own respective mobile networks. MTS Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. In June 2010, the AMC confirmed its earlier decision and eight mobile operators, including MTS Ukraine and its closest competitors, were determined to have a dominant position on the market for interconnecting to their own mobile networks. As a result, the interconnect fees charged by these operators, including MTS Ukraine, for terminating calls connecting to their respective networks are currently regulated by the NCRC.

        In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to have a dominant position. Thus MTS Ukraine is obligated to charge interconnect rates established by the NCRC, which were UAH 0.35-0.40 per minute excluding VAT (approximately $0.04 - $0.05 as of December 31, 2010). See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

        In December 2010, the Telecommunications Law was amended to introduce the term "significant market power operator." An operator qualifies as a significant market power operator if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. An operator can be classified as a significant market power operator on either the fixed telecommunications market, the mobile telecommunications market, or on both. The adoption of an amendment to the Telecommunications Law may serve as grounds for the AMC to reverse its earlier decision recognizing certain operators as having a dominant position. Such an amendment could allow the NCRC to recognize certain operators, including us, as operators with significant market power (rather than operators with dominant positions) and to consequently regulate their fees on traffic transfer services (rather than interconnect fees for terminating calls connecting to an operator's network).

        The Telecommunications Law also extends the power of the NCRC to receive financial and economic data from telecommunications operators. Such information allows the NCRC to analyze the Ukrainian telecommunications services market in order to determine which operators (if any) have a dominant position and which ones (if any) are significant market power operators for purposes of regulating fees such operators can charge for interconnect and traffic transfer services. In addition, the financial and economic data permits the NCRC to better regulate the interaction of operators with regard to traffic transfer services and to assist with out of court dispute settlement. New amendments to the Telecommunications Law also set forth the methodology for calculating fees that can be charged for traffic transfer sevices based largely on a calculation that includes an operator's base cost plus profitibality of certain services. Furthermore, in order to prevent "dumping" fees, operators that do not have a dominant position nor significant market power are prohibited under the Telecommunications Law from charging fees less than those charged by the regulated entities, but can certainly charge more should they choose.

        Due to the currently large market shares held by MTS Ukraine and Kyivstar in Ukraine, we believe that the AMC may determine that only these two operators (and not the current eight operators) have dominant positions in 2011. If so, we and Kyivstar would remain the only regulated operators in Ukraine and, as a result, we could suffer a significant decrease in our interconnect revenues as well as an increase in the interconnect fees we pay to other operators not deemed to have a dominant position or significant market power.

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

Interconnect

        Interconnect activity is regulated by the NCRC. Operators may provide offers for interconnect to the NCRC, and the NCRC is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant position on the market are obligated to submit interconnect offers to the NCRC for each catalog.

        Interconnect is made pursuant to interconnect agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant position cannot refuse an offer to conclude an interconnect agreement with another operator, if the offeror has offered points of interconnect that were previously published by the NCRC in the catalogue of interconnect proposals.

        The NCRC is authorized to conduct hearings and to resolve disputes among operators concerning the interconnect of telecommunications networks. The decision of NCRC is binding upon the parties in the dispute but a party to the dispute may appeal such decision in court.

        In May 2009, the AMC issued a finding that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position in relation to the market for interconnecting to each of their respective networks. MTS Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. In June 2010, the AMC confirmed its earlier decision and interconnect fees charged by MTS Ukraine for terminating calls to its network are currently regulated. In February 2010, the NCRC established regulated interconnect fees for terminating calls connecting to networks of operators that have a dominant position. See "—Competition."

Licenses

Mobile Operations

        The following table shows, as of May 1, 2011, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan Region	MTS OJSC	December 11, 2013	MTS OJSC	October 18, 2011
Bashkortostan Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Belgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic	—	—	MTS OJSC	April 28, 2016
Dagestan Republic	Dagtelecom LLC	June 5, 2013	—	—
Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2016	MTS OJSC	December 30, 2013
Kaluga Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Kostroma Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar Region	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2012	MTS OJSC	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Orel Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Penza Region	MTS OJSC	May 6, 2021	—	—
Perm Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Pskov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov Region	MTS OJSC	July 1, 2015	MTS OJSC	July 1, 2015
Ryazan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Samara Region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov Region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2011	MTS OJSC	September 1, 2011
Smolensk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk Region	MTS OJSC	May 6, 2021	MTS OJSC	December 30, 2013
Vladimir Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd Region	—	—	MTS OJSC	October 4, 2011
Vologda Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Altaisk Region	MTS OJSC	September 8, 2015	MTS OJSC	September 8, 2015
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Buryatiya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chelyabinsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Zabaykalsky Region	Sibintertelecom CJSC	June 5, 2014	Sibintertelecom CJSC	June 5, 2014
Zabaykalsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chukotsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Jewish Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Irkutsk Region	MTS OJSC	December 30, 2013	MTS OJSC	April 28, 2013
Kamchatka Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kemerovo Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnoyarsk Region	MTS OJSC	May 7, 2013	MTS OJSC	May 7, 2013
Kurgan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novosibirsk Region	MTS OJSC	February 21, 2012	MTS OJSC	February 21, 2012
Omsk Region	MTS OJSC	December 20, 2011	MTS OJSC	December 20, 2011
Primorsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakhalin Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sverdlovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tomsk Region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Yamalo-Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	MTS Ukraine PrJSC	December 3, 2013	MTS Ukraine PrJSC	December 3, 2013
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Uzbekistan
Uzbekistan	Uzdunrobita FE LLS	June 30, 2016	Uzdunrobita FE LLS	June 30, 2016
Turkmenistan
Turkmenistan	BCTI(1)	February 1, 2012	BCTI	February 1, 2012
Belarus
Belarus	Mobile Telesystems JLLC	April 30, 2012	Mobile Telesystems JLLC	April 30, 2012

(1)
This license was suspended on December 21, 2010 by the Ministry of Communication of Turkmenistan and we therefore do not currently conduct commercial mobile operations in Turkmenistan. See also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

IMT-2000/UMTS/CDMA/LTE

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Uzbekistan	Uzdunrobita FE LLC	June 30, 2016
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems JLLC	April 30, 2012
Turkmenistan(1)	BCTI	January 22, 2013
Ukraine	MTS Ukraine PrJSC	September 27, 2021

(1)
This license was suspended on December 21, 2010 by the Ministry of Communication of Turkmenistan and we therefore do not currently conduct commercial mobile operations in Turkmenistan. See also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

Fixed Line Operations

        The following table shows, as of May 1, 2011, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MGTS	Moscow	No. 30000	December 11, 2013
Comstar-UTS	Russian Federation(1)	No. 39141	February 16, 2013
Comstar-UTS	Moscow(1)	No. 81434	February 2, 2016
Comstar-UTS	Tyumen Region(1)	No. 54973	December 6, 2012
Comstar-UTS	Khanty Mansiysky Autonomous Region(1)	No. 54974	December 6, 2012
Comstar-UTS	Moscow Region(1)	No. 80187	November 21, 2015
MGTS	Moscow	No. 73888	July 28, 2015
Comstar Regions	Ryazan Region	No. 79714	October 23, 2015
Comstar Regions	Tver Region	No. 71081	November 24, 2014
Comstar Regions	Voronezh Region	No. 71077	November 24, 2014
Comstar Regions	Kaluga Region	No. 71078	November 24, 2014
Comstar Regions	Ivanovo Region	No. 71079	November 24, 2014
Comstar Regions	Rostov Region	No. 76464	September 14, 2015
Comstar Regions	Krasnodar Region	No. 70485	August 31, 2012
Comstar Regions	Volgograd Region	No. 70457	August 31, 2012
Comstar Regions	Smolensk Region	No. 71080	November 24, 2014
Comstar Regions	Tambov Region	No. 71705	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71712	December 18, 2014
Comstar Regions	Orel Region	No. 71715	December 18, 2014
Comstar Regions	Kursk Region	No. 71718	December 18, 2014
Comstar Regions	Samara Region	No. 72419	December 31, 2014
Comstar Regions	Vologda Region	No. 72744	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72758	January 28, 2015
Comstar Regions	St. Petersburg	No. 72747	January 28, 2015
Comstar Regions	Novgorod Region	No. 72752	January 28, 2015
Comstar Regions	Rostov Region	No. 76465	September 14, 2015
Comstar Regions	Krasnodar Region	No. 70486	August 31, 2012
Comstar Regions	Volgograd Region	No. 70458	August 31, 2012
Comstar Regions	Astrakhan Region	No. 71713	December 18, 2014
Comstar-UTS	Moscow(1)	No. 48596	March 30, 2012
MGTS	Moscow	No. 60094	July 10, 2013
MGTS	Moscow Region	No. 66707	April 17, 2014
Comstar-UTS	Kaluga Region(1)	No. 76912	July 3, 2015
Comstar-UTS	Moscow(1)	No. 48595	March 30, 2012
Comstar-UTS	Moscow Region(1)	No. 48597	March 30, 2012
Comstar-UTS	Tyumen Region(1)	No. 52432	August 31, 2012
MGTS	Moscow Region	No. 66708	April 17, 2014
Comstar Regions	Ryazan Region	No. 70532	February 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 82420	April 11, 2016
Comstar Regions	Tver Region	No. 71085	November 24, 2014
Comstar Regions	Voronezh Region	No. 71082	November 24, 2014
Comstar Regions	Kaluga Region	No. 71083	November 24, 2014
Comstar Regions	Ulyanovsk Region	No. 71089	November 24, 2014
Comstar Regions	Perm	No. 70518	February 27, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Ivanovo	No. 70476	February 27, 2013
Comstar Regions	Velikiy Novgorod	No. 70508	February 27, 2013
Comstar Regions	Ekaterinburg	No. 70547	February 27, 2013
Comstar Regions	Saratov Region	No. 71087	November 24, 2014
Comstar Regions	The Udmurt Republic	No. 71090	November 24, 2014
Comstar Regions	Samara Region	No. 71088	November 24, 2014
Comstar Regions	Rostov Region	No. 70523	August 30, 2011
Comstar Regions	Krasnodar Region	No. 70487	August 31, 2012
Comstar Regions	Volgograd Region	No. 70459	August 31, 2012
Comstar Regions	Smolensk Region	No. 71084	November 24, 2014
Comstar Regions	Kursk Region	No. 71700	December 18, 2014
Comstar Regions	Tambov Region	No. 71706	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71710	December 18, 2014
Comstar Regions	Orel Region	No. 71716	December 18, 2014
Comstar Regions	Omsk Region	No. 71725	December 18, 2014
Comstar Regions	Kemerovo Region	No. 71728	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71729	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71730	December 18, 2014
Comstar Regions	Vologda Region	No. 72745	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72759	January 28, 2015
Comstar Regions	St. Petersburg	No. 72746	January 28, 2015
Comstar-UTS	Ivanovo Region(1)	No. 78832	October 31, 2015
Telematic Services
MGTS	Moscow, Moscow Region	No. 44670	December 11, 2011
Comstar Regions	Ryazan Region	No. 70530	December 10, 2011
Comstar Regions	Kemerovo Region	No. 70480	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70554	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70559	November 9, 2012
Comstar Regions	Tver Region	No. 70551	November 9, 2012
Comstar Regions	Smolensk Region	No. 70548	November 9, 2012
Comstar Regions	Sverdlovsk Region	No. 70544	November 9, 2012
Comstar Regions	Saratov Region	No. 70540	November 9, 2012
Comstar Regions	Perm Region	No. 70513	November 9, 2012
Comstar Regions	Novgorod Region	No. 70504	November 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70498	November 9, 2012
Comstar Regions	Moscow	No. 70469	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70494	November 9, 2012
Comstar Regions	Kaluga Region	No. 70477	November 9, 2012
Comstar Regions	Ivanovo Region	No. 70472	November 9, 2012
Comstar Regions	Vologda Region	No. 70463	November 9, 2012
Comstar Regions	Voronezh Region	No. 70466	November 9, 2012
Comstar Regions	Arkhangelsk Region	No. 70450	November 9, 2012
Comstar Regions	Omsk Region	No. 70509	June 2, 2013
Comstar Regions	Samara Region	No. 70538	August 1, 2013
Comstar Regions	Orenburg Region	No. 70511	August 1, 2013
Comstar Regions	Rostov Region	No. 70520	March 9, 2012
Comstar Regions	Krasnodar Region	No. 70484	August 31, 2012
Comstar Regions	Volgograd Region	No. 70456	August 31, 2012
Comstar Regions	Rostov Region	No. 70519	November 9, 2012

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Astrakhan Region	No. 70453	November 9, 2012
Comstar Regions	Krasnodar Region	No. 70483	November 9, 2012
Comstar Regions	Kursk Region	No. 71702	December 18, 2014
Comstar Regions	Tambov Region	No. 71709	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71720	December 18, 2014
Comstar Regions	Orel Region	No. 72421	December 31, 2014
Multiregion	Noyabrsk Yamalo Nenetskiy Autonomous Region	No. 69402	August 27, 2014
Multiregion	Nizhnevartovsk Khanty Mansiysky Autonomous Region-Yugra	No. 69404	August 27, 2014
Multiregion	Tyumen	No. 69405	August 27, 2014
Multiregion	Raduzhniy Khanty Mansiysky Autonomous Region-Yugra	No. 71739	December 18, 2014
Multiregion	Tobolsk Tyumen Region	No. 71737	December 18, 2014
Multiregion	Beloyarskiy Khanty Mansiysky Autonomous Region-Yugra	No. 71734	December 18, 2014
Multiregion	Nyagan Khanty Mansiysky Autonomous Region-Yugra	No. 71735	December 18, 2014
Multiregion	St. Petersburg	No. 74417	April 19, 2015
Multiregion	Novorossiysk Krasnodar Region	No. 69403	August 27, 2014
Multiregion	Magnitogorsk Chelyabinsk Region	No. 74414	April 19, 2015
Multiregion	Volgograd	No. 74416	April 19, 2015
Multiregion	Omsk	No. 74418	April 19, 2015
Multiregion	Novosibirsk	No. 74419	April 19, 2015
Multiregion	Kirov	No. 74420	April 19, 2015
Multiregion	Sarov Nizhniy Novgorod Region	No. 74415	April 19, 2015
Multiregion	Moscow	No. 71732	December 18, 2014
Multiregion	Arzamas, Nizhniy Novgorod Region; Belgorod, Belgorod Region; Vladivostok, Primorskiy Region; Vladimir, Vladimir Region; Volgograd, Volgograd Region; Yoshkar-Ola, Republic of Mari El; Kirov, Kirov Region; Magnitogorsk, Chelyabinsk Region; Novosibirsk, Novosibirsk Region; Omsk, Omsk Region; Ryazan, Ryazan Region; Sarov, Nizhniy Novgorod Region; Tambov, Tambov Region; Khabarovsk, Khabarovsk Region; Chelyabinsk, Chelyabinsk Region; Chita, Chita Region; St. Petersburg	No. 44122	September 21, 2011
Leased Communications Circuits
MGTS	Moscow	No. 29336	December 11, 2013
Comstar Regions	Arkhangelsk Region	No. 72757	January 28, 2015
Comstar Regions	St. Petersburg	No. 72750	January 28, 2015
Comstar Regions	Novgorod Region	No. 72751	January 28, 2015
Comstar Regions	Ryazan Region	No. 70535	December 10, 2011
Comstar Regions	Tver Region	No. 70597	October 26, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Voronezh Region	No. 70594	October 26, 2014
Comstar Regions	Kaluga Region	No. 70595	October 26, 2014
Comstar Regions	Ulyanovsk Region	No. 71095	November 24, 2014
Comstar Regions	Novgorod Region	No. 70507	February 27, 2013
Comstar Regions	Saratov Region	No. 70543	February 27, 2013
Comstar Regions	Krasnoyarsk Region	No. 70497	February 27, 2013
Comstar Regions	Nizhniy Novgorod Region	No. 70503	February 27, 2013
Comstar Regions	Perm Region	No. 70517	February 27, 2013
Comstar Regions	The Udmurt Republic	No. 70558	February 27, 2013
Comstar Regions	Ivanovo Region	No. 70596	October 26, 2014
Comstar Regions	Samara Region	No. 71096	November 24, 2014
Comstar Regions	Orenburg Region	No. 71097	November 24, 2014
Comstar Regions	Orenburg Region	No. 71086	November 24, 2014
Comstar Regions	Rostov Region	No. 75646	August 25, 2015
Comstar Regions	Krasnodar Region	No. 70493	August 31, 2012
Comstar Regions	Volgograd Region	No. 70462	August 31, 2012
Comstar Regions	Smolensk Region	No. 70598	October 26, 2014
Comstar Regions	Kursk Region	No. 71699	December 18, 2014
Comstar Regions	Tambov Region	No. 71704	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71711	December 18, 2014
Comstar Regions	Orel Region	No. 71714	December 18, 2014
Comstar Regions	Omsk Region	No. 71726	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71727	December 18, 2014
Comstar Regions	Vologda Region	No. 71743	January 28, 2015
Multiregion	Omsk	No. 77374	July 27, 2015
Data Transmission Services
MGTS	Moscow Region	No. 66706	April 17, 2014
MGTS	Moscow	No. 61511	December 11, 2013
Comstar Regions	Ryazan Region	No. 70534	December 10, 2011
Comstar Regions	Moscow	No. 70471	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70557	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70496	November 9, 2012
Comstar Regions	Kaluga Region	No. 70479	November 9, 2012
Comstar Regions	Tver Region	No. 70553	November 9, 2012
Comstar Regions	Smolensk Region	No. 70550	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70561	November 9, 2012
Comstar Regions	Voronezh Region	No. 70468	November 9, 2012
Comstar Regions	Novgorod Region	No. 70506	November 9, 2012
Comstar Regions	Vologda Region	No. 70465	November 9, 2012
Comstar Regions	Perm Region	No. 70516	November 9, 2012
Comstar Regions	Sverdlovsk Region	No. 70546	November 9, 2012
Comstar Regions	Saratov Region	No. 70542	November 9, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70502	November 9, 2012
Comstar Regions	Ivanovo Region	No. 70475	November 9, 2012
Comstar Regions	Kemerovo Region	No. 70482	November 9, 2012
Comstar Regions	Arkhangelsk Region	No. 70452	November 9, 2012
Comstar Regions	Omsk Region	No. 70510	June 2, 2013
Comstar Regions	Samara Region	No. 70539	August 1, 2013
Comstar Regions	Orenburg Region	No. 70512	August 1, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Rostov Region	No. 70527	November 9, 2012
Comstar Regions	Astrakhan Region	No. 70455	November 9, 2012
Comstar Regions	Krasnodar Region	No. 70491	November 9, 2012
Comstar Regions	Rostov Region	No. 70528	March 9, 2012
Comstar Regions	Krasnodar Region	No. 70492	August 31, 2012
Comstar Regions	Volgograd Region	No. 70461	August 31, 2012
Comstar Regions	Tambov Region	No. 71707	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71719	December 18, 2014
Comstar Regions	Orel Region	No. 72420	December 31, 2014
Comstar Regions	St. Petersburg	No. 72756	January 28, 2015
Comstar Regions	Novgorod Region	No. 72754	January 28, 2015
Comstar Regions	Kursk Region	No. 71698	December 18, 2014
Multiregion	Novosibirsk	No. 74421	April 19, 2015
Multiregion	Kirov	No. 74422	April 19, 2015
Multiregion	Omsk	No. 74423	April 19, 2015
Multiregion	Volgograd	No. 74425	April 19, 2015
Multiregion	Novorossiysk, Krasnodar Region	No. 69407	August 27, 2014
Multiregion	Tyumen	No. 69409	August 27, 2014
Multiregion	Nyagan, Khanty-Mansiysky Autonomous Region-Yugra	No. 71736	December 18, 2014
Multiregion	Raduzhniy, Khanty-Mansiysky Autonomous Region-Yugra	No. 71740	December 18, 2014
Multiregion	Tobolsk, Tyumen Region	No. 71738	December 18, 2014
Multiregion	Beloyarskiy, Khanty-Mansiysky Autonomous Region-Yugra	No. 71733	December 18, 2014
Multiregion	Nizhnevartovsk, Khanty-Mansiysky Autonomous Region-Yugra	No. 69408	August 27, 2014
Multiregion	Noyabrsk, Yamalo-Nenetskiy Autonomous Region	No. 69406	August 27, 2014
Multiregion	St. Petersburg	No. 74424	April 19, 2015
Multiregion	Sarov, Nizhniy Novgorod Region	No. 74426	April 19, 2015
Multiregion	Moscow	No. 71731	December 18, 2014
Multiregion	Magnitogorsk, Chelyabinsk Region	No. 74427	April 19, 2015
Comstar-UTS	Moscow Region(1)	No. 78828	October 26, 2015
Comstar-UTS	Kaluga Region(1)	No. 78827	October 26, 2015
Comstar-UTS	Rostov Region(1)	No. 81449	February 16, 2016
Comstar-UTS	Yaroslavl Region(1)	No. 81451	March 15, 2016
Comstar-UTS	Kaliningrad Region(1)	No. 81448	March 15, 2016
Comstar-UTS	The Republic of Tatarstan(1)	No. 45511	November 17, 2011
Comstar-UTS	Tver Region(1)	No. 45520	November 17, 2011
Comstar-UTS	Moscow(1)	No. 48593	March 30, 2012
Comstar-UTS	Ryazan Region(1)	No. 63257	October 28, 2013
MGTS	Moscow	No. 79706	February 16, 2016
Comstar Regions	Ryazan Region	No. 70533	December 8, 2011
Comstar Regions	Tver Region	No. 71093	November 24, 2014
Comstar Regions	Voronezh Region	No. 71091	November 24, 2014
Comstar Regions	Kaluga Region	No. 71092	November 24, 2014
Comstar Regions	Ivanovo Region	No. 70474	February 27, 2013
Comstar Regions	Nizhniy Novgorod Region	No. 70501	February 27, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Perm Region	No. 70515	February 27, 2013
Comstar Regions	The Udmurt Republic	No. 70556	February 27, 2013
Comstar Regions	Rostov Region	No. 76463	September 14, 2015
Comstar Regions	Krasnodar Region	No. 70490	August 31, 2012
Comstar Regions	Volgograd Region	No. 70460	August 31, 2012
Comstar Regions	Krasnodar Region	No. 70489	February 27, 2013
Comstar Regions	Smolensk Region	No. 71094	November 24, 2014
Comstar Regions	Kursk Region	No. 71701	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71703	December 18, 2014
Comstar Regions	Tambov Region	No. 71708	December 18, 2014
Comstar Regions	Orel Region	No. 71717	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71721	December 18, 2014
Comstar Regions	Omsk Region	No. 71722	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71723	December 18, 2014
Comstar Regions	Kemerovo Region	No. 71724	December 18, 2014
Comstar Regions	Samara Region	No. 72422	December 31, 2014
Comstar Regions	Vologda Region	No. 72749	January 28, 2015
Comstar Regions	Novgorod Region	No. 72748	January 28, 2015
Comstar Regions	St. Petersburg	No. 72755	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72753	January 28, 2015
Mobile Radio Services
Comstar Regions	Rostov Region	No. 70524	August 31, 2012
Telecommunications Services for Cablecasting
Comstar Regions	Ryazan	No. 70537	June 30, 2011
Comstar Regions	Ryazan	No. 70536	June 30, 2011
Comstar Regions	Sverdlovsk Region	No. 70545	October 16, 2012
Comstar Regions	Saratov Region	No. 70541	October 16, 2012
Comstar Regions	Arkhangelsk Region	No. 70451	October 16, 2012
Comstar Regions	Nizhniy Novgorod Region	No. 70500	October 16, 2012
Comstar Regions	Ivanovo Region	No. 70473	October 16, 2012
Comstar Regions	Kemerovo Region	No. 70481	October 16, 2012
Comstar Regions	Moscow	No. 70470	November 9, 2012
Comstar Regions	Voronezh Region	No. 70467	November 9, 2012
Comstar Regions	The Udmurt Republic	No. 70555	November 9, 2012
Comstar Regions	Krasnoyarsk Region	No. 70495	November 9, 2012
Comstar Regions	Kaluga Region	No. 70478	November 9, 2012
Comstar Regions	Tver Region	No. 70552	November 9, 2012
Comstar Regions	Smolensk Region	No. 70549	November 9, 2012
Comstar Regions	Ulyanovsk Region	No. 70560	November 9, 2012
Comstar Regions	Novgorod Region	No. 70505	November 9, 2012
Comstar Regions	Vologda Region	No. 70464	November 9, 2012
Comstar Regions	Perm Region	No. 70514	October 16, 2012
Comstar Regions	Rostov Region	No. 70525	October 16, 2012
Comstar Regions	Astrakhan Region	No. 70454	October 16, 2012
Comstar Regions	Krasnodar Region	No. 70488	November 9, 2012
Multiregion	St. Petersburg	No. 69419	August 27, 2014
Multiregion	Nizhnevartovsk, Khanty-Mansiysky Autonomous Region-Yugra	No. 69414	August 27, 2014

Licensee	License Region(s)	License number	Expiry Date
Multiregion	Nyagan, Khanty-Mansiysky Autonomous Region-Yugra	No. 69412	August 27, 2014
Multiregion	Tyumen	No. 69418	August 27, 2014
Multiregion	Omsk	No. 69413	August 27, 2014
Multiregion	Novosibirsk	No. 69420	August 27, 2014
Multiregion	Volgograd	No. 74428	April 19, 2015
Multiregion	Novorossiysk, Krasnodar Region	No. 71741	December 18, 2014
Multiregion	Kirov	No. 69410	August 27, 2014
Multiregion	Noyabrsk, Yamalo-Nenetskiy Autonomous Region	No. 74429	April 19, 2015
Multiregion	Tobolsk, Tyumen Region	No. 69411	August 27, 2014
Multiregion	Beloyarskiy, Khanty-Mansiysky Autonomous Region-Yugra	No. 69417	August 27, 2014
Multiregion	Magnitogorsk, Chelyabinsk Region	No. 69415	August 27, 2014
Multiregion	Raduzhniy, Khanty-Mansiysky Autonomous Region-Yugra	No. 69416	August 27, 2014
Multiregion	St. Petersburg	No. 69421	August 27, 2014
Television broadcast
Multiregion	Volgograd, Volgograd Region; Novorossiysk, Krasnodar Region; Omsk, Omsk Region; Sarov, Nizhniy Novgorod Region; Magnitogorsk, Chelyabinsk Region; St. Petersburg; Tobolsk, Tyumen Region; Tyumen, Tyumen Region; Beloyarskiy, Khanty-Mansiysky Autonomous Region-Yugra; Nizhnevartovsk, Khanty-Mansiysky Autonomous Region-Yugra; Nyagan, Khanty-Mansiysky Autonomous Region-Yugra; Raduzhniy, Khanty-Mansiysky Autonomous Region-Yugra	TV No. 16271	May 11, 2015

Licensee	License Region(s)	License number	Expiry Date
Multiregion	Belgorod: West, East okrug, Belgorod Region; Vladimir: Oktyabrskiy, Leninskiy, Phrunzenskiy okrug, Vladimir Region; community Lesnoy, Vladimir, Vladimir Region; community Energetik, Vladimir, Vladimir Region; Bavleni, Vladimir Region; Petushki, Vladimir Region; Suzdal, Vladimir Region; Volginskiy, Vladimir Region; Volgograd, Volgograd Region; Petropavlovsk-Kamchatsky, Kamchatka Region; Kirov: urban core, Kirov Region; community Lyangasovo, Kirov, Kirov Region; Sosnoviy Bor, Leningrad Region; Balashiha, Moscow Region; Chechov, Moscow Region; Chechov-2, Moscow Region; Sarov, Nizhniy Novgorod Region; Arzamas, Nizhniy Novgorod Region; Novosibirsk, Novosibirsk Region; Ryazan, Ryazan Region; Kislovodsk, Stavropol Region; Tambov, Tambov Region; Chelyabinsk, Chelyabinsk Region; Tobolsk, Tyumen Region; Tyumen, Tyumen Region; Beloyarskiy, Khanty-Mansiysky Autonomous Region-Yugra; Nyagan, Khanty-Mansiysky Autonomous Region-Yugra; Raduzhniy, Khanty-Mansiysky Autonomous Region-Yugra; Chita, Chita Region; Komsomolsk-on-Amur, Khabarovsk Region	TV No. 14246	November 18, 2013

(1)
We are currently in the process of registering this license in the name of MTS OJSC following the completion of our merger with Comstar on April 1, 2011.

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2010.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Dagtelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
Evrotel	Consolidated	100.0%	Russia
Multiregion	Consolidated	100.0%	Russia
Sistema Telecom	Consolidated	100.0%	Russia
TS-Retail	Consolidated	96.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
Comstar	Consolidated	73.3%	Russia
MTS Ukraine (Ukrainian Mobile Communications)	Consolidated	100.0%	Ukraine
MTS Finance(1)	Consolidated	100.0%	Luxembourg
Uzdunrobita	Consolidated	100.0%	Uzbekistan
BCTI	Consolidated	100.0%	USA
MTS Bermuda(2)	Consolidated	100.0%	Bermuda
MTS International Funding(3)	Consolidated	VIE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
MTS Belarus	Equity	49.0%	Belarus
IntellectTelecom	Equity	22.5%	Russia

(1)
Represents beneficial ownership interest.

(2)
A wholly owned subsidiary established to repurchase our ADSs.

(3)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS Group. The company is a variable interest entity of the Group.

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

        Of the 30,440 base stations comprising our mobile network in Russia as of December 31, 2010, 18,317 operated in the 900 MHz band and 12,123 operated in the 1800 MHz band. We also operated 629 base station controllers and 86 switches in Russia as of December 31, 2010. Our 3G network in Russia as of December 31, 2010 was comprised of 6,955 base stations, or Node Bs, 82 soft switches, 95 media gateways and 109 radio network controllers.

        Of the 14,540 base stations comprising our network in Ukraine as of December 31, 2010, 5,310 operated in the 900 MHz band and 8,601 operated in the 1800 MHz band and 629 operated in 450 MHz (CDMA). We also operated 361 base station controllers and 43 switches in Ukraine as of December 31, 2010.

        Of the 2,475 base stations comprising our network in Uzbekistan as of December 31, 2010, 730 operated in the 900 MHz band and 1,745 operated in the 1800 MHz band. We also operated 59 base station controllers, 13 switches and 21 media gateways in Uzbekistan as of December 31, 2010. Our 3G network in Uzbekistan as of December 31, 2010 was comprised of 111 base stations, or Node Bs2 soft switches, 2 media gateways and 2 radio network controllers.

        Of the 1,326 base stations comprising our network in Turkmenistan as of December 31, 2010, 713 operated in the 900 MHz band and 613 operated in the 1800 MHz band. We also operated 16 base station controllers, 3 switches and 7 media gateways in Turkmenistan as of December 31, 2010. Our 3G network in Turkmenistan as of December 31, 2010 was comprised of 42 base stations, or Node Bs, 1 soft switch and 1 radio network controller.

        Of the 865 base stations comprising our network in Armenia as of December 31, 2010, 716 operated in the 900 MHz band and 149 operated in 1800 MHz band. We also operated 30 base station controllers, 4 switches and 4 media gateways in Armenia as of December 31, 2010. Our 3G network in Armenia as of December 31, 2010 was comprised of 539 base stations, or Node Bs, 2 soft switches, 2 media gateways and 6 radio network controllers.

Fixed Line Operations

        Our headquarters for fixed line operations, which are leased from MGTS, are located on 12/3 Petrovsky Blvd., Moscow. In addition, we own an office building on 27/2 Smolenskaya-Sennaya square, Moscow, where certain of our fixed line departments are located. MGTS' headquarters are located on 25/1 Bolshaya Ordynka, Moscow. As of December 31, 2010, MGTS owned approximately 238 buildings located throughout Moscow. These buildings serve as sales and customer service offices and house MGTS' telecommunications equipment.

        In addition, we either directly or indirectly own and lease premises in each of the regions we have a presence (excluding the Moscow region), which we use for administration, sales, marketing and other service centers, as well as operating switching centers. We believe that MGTS' and our properties are adequate for current needs and additional space is available to us if and when it is needed.

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

        As we, Comstar, TS-Retail, Sistema Telecom and Metro-Telecom were under the common control of Sistema, our acquisition of majority stakes in these companies has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if these companies had been owned since the beginning of the earliest period presented. As a result, assets of these companies have been recorded at book value as if these companies have been owned by us since the beginning of the periods presented. Accordingly, the financial data presented below for the years ended December 31, 2008 and 2009, the financial years preceding the acquisition, have been restated to include the financial position and results of operations of the companies acquired from Sistema as if the acquisition had occurred as of January 1, 2008, and the financial data for the years ended December 31, 2009 and 2010 includes the financial position and results of operations of Comstar, TS-Retail, Sistema Telecom and Metro-Telecom for the full year. See Note 2 and 3 to our audited consolidated financial statements.

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan, Turkmenistan and Armenia and the second largest in Ukraine in terms of mobile subscribers and revenues. As of December 31, 2010, we had a mobile subscriber base of approximately 103.35 million (approximately 71.44 million in Russia, 18.24 million in Ukraine, 8.79 million in Uzbekistan, 2.42 million in Turkmenistan and 2.46 million in Armenia), an increase of 5.7% compared to December 31, 2009. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we have since ceased providing mobile telecommunications services in Turkmenistan and are in the process of resolving the disagreement with the relevant authorities in that country. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Infomation—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan." We are also the largest operator in the Moscow residential broadband market, with a 30% market share (through Comstar) as of December 31, 2010, according to Direct INFO. Our revenues for the year ended December 31, 2010, were $11,293.2 million, an increase of 14.5% from the year ended December 31, 2009. Our net income for the year ended December 31, 2010 was $1,380.6 million, an increase of

36.1% from the year ended December 31, 2009. Our revenues historically have increased through organic growth, as well as through acquisitions. In 2003, we acquired 100% of MTS Ukraine, a mobile operator in Ukraine. For the years ended December 31, 2009 and 2010, MTS Ukraine had total revenues of $1,048.8 million and $1,072.8 million, respectively. We acquired a 74% stake in Uzdunrobita, a mobile operator in Uzbekistan, in August 2004 and the remaining 26% stake in June 2007. For the years ended December 31, 2009 and 2010, MTS-Uzbekistan had total revenues of $404.9 million and $448.0 million, respectively. In two separate purchases in June and November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan. For the years ended December 31, 2009 and 2010, MTS-Turkmenistan had total revenues of $160.8 million and $207.6 million, respectively. In September 2007, we acquired 80% of K-Telecom, the largest mobile operator in Armenia. The results of operations of K-Telecom have been included in our consolidated financial statements since September 14, 2007, and it had total revenues of $221.3 million and $207.3 million for the periods ending December 31, 2009 and 2010, respectively. Each of MTS Ukraine, Uzdunrobita, and BCTI operate under the MTS brand, and K-Telecom operates under the VivaCell-MTS brand. We also hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had approximately 4.7 million subscribers as of December 31, 2010, and total revenues of $452.5 million for the year ended December 31, 2010. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements, but instead are accounted for in our equity in net income of associates. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

        In October 2009, we significantly expanded our operations with the acquisition of a 50.91% stake in Comstar, a leading provider of fixed line communications services in Russia, which also operated in Ukraine and Armenia, where it provided digital telephony communications services, data transmission, Internet access and the renting of channels, from Sistema for RUR 39.15 billion. We subsequently increased our ownership stake in Comstar to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us, which was completed on April 1, 2011. This acquisition and subsequent merger has provided us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator. For the years ended December 31, 2008, 2009 and 2010, Comstar had total revenues of $1,765.2 million, $1,485.6 million and $1,653.6 million, respectively. See "—Acquisitions."

        We also aggressively expanded our proprietary retail and distribution network over the course of 2009 and 2010, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our 3G and broadband Internet networks. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2008, 2009 and 2010 were $2,612.8 million, $2,328.3 million and $2,647.1 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2008, 2009 and 2010 was $5,027.0 million, $3,592.2 million and $3.617,2 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUR 80 billion (equivalent in aggregate to $2.6 billion as of December 31, 2010). Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately $3.8 billion as of December 31, 2010. We repaid approximately $5,642.0 million of indebtedness in 2010.

        As of December 31, 2010, the total amount available to us under our credit facilities amounted to $2,959.3 million. We had total indebtedness of approximately $7.2 billion as of December 31, 2010, including capital lease obligations, compared to approximately $8.3 billion as of December 31, 2009. Our total interest expense for the years ended December 31, 2009 and 2010 was $571.9 million and $777.3 million, net of amounts capitalized, respectively. See Note 18 to our audited consolidated financial statements for a description of our indebtedness.

        Our reporting currency is the U.S. dollar. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. See "—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuation" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Segments

        We have three reportable segments and six operating segments.

        Following our acquisition of Comstar in 2009, we have identified three reportable segments: Russia mobile, Russia fixed and Ukraine mobile. These segments have been determined based on the key geographic areas and the nature of our operations. The mobile segments include activities relating to the provision of wireless telecommunications services to our mobile subscribers and distribution of handsets and accessories. The fixed line segment includes all activities relating to the provision of fixed line telecommunications services, including voice, data, Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Other business activities and operations that are not yet significant enough to reflect as separate reporting segments, including our operations outside of Russia and Ukraine, have been combined and disclosed under "Other." See also Note 31 to our audited consolidated financial statements for segment information.

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

        The net operating revenues of our reportable segments for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Net operating revenues
Russia mobile	$7,916,658	$6,670,126	$7,789,463
Russia fixed	$1,784,455	1,498,223	$1,748,899
Ukraine mobile	$1,661,951	1,048,751	$1,072,830
Other	$779,520	787,543	$864,372
Eliminations(1)	$(149,961)	$(137,390)	$(182,328)

Net operating revenues as reported	$11,992,623	$9,867,253	$11,293,236

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2008	2009	2010
	(in thousands)
Subscribers(1)
Russia	64,628	69,341	71,442
Ukraine	18,115	17,564	18,240
Uzbekistan	5,647	7,074	8,786
Turkmenistan	927	1,758	2,419
Armenia	2,017	2,073	2,461

Total consolidated	91,334	97,810	103,348

MTS Belarus (unconsolidated)	4,322	4,564	4,720

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

        We had approximately 71.44 million subscribers in Russia as of December 31, 2010, and a leading 32.6% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 151.0%, according to AC&M-Consulting. We had approximately 18.24 million subscribers in Ukraine as of December 31, 2010 and, according to AC&M-Consulting, a 33.7% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2010, we had approximately 8.79 million subscribers in Uzbekistan, 2.42 million subscribers in Turkmenistan and 2.46 million subscribers in Armenia, representing a 42.3%, 78.5% and

68.9% market share, respectively, according to AC&M-Consulting and our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Operations."

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

	Year Ended December 31,
	2008	2009	2010
Subscriber Churn
Russia	27.0%	38.3%	45.9%
Ukraine	47.3%	40.0%	31.0%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia increased to 45.9% during the year ended December 31, 2010, as compared to 38.3% for the year ended December 31, 2009, as our mobile subscribers became more price sensitive and more likely to switch tariffs and switch to operators with lower-priced tariff plans and offers due to the economic downturn. In addition, due to the financial distress experienced by several mobile retailers in Russia, many increased their sales efforts in 2009 and 2010 to stimulate revenue earned from subscription fees, which we believe led to a decline in the quality of new subscribers.

        Although the churn rate in Ukraine decreased to 31.0% in the year ended December 31, 2010, from 40.0% for the year ended December 31, 2009, it remains high due to the competitive environment among mobile operators in Ukraine, which has significantly intensified in recent years. We were able to decrease the churn rate in 2009 and 2010 by adjusting and changing our tariffs in response to changes in the market and economic environment and focusing on subscriber base management with an emphasis on improving the quality of subscriber acquisitions.

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

	Year Ended December 31,
	2008	2009	2010
Average monthly service revenue per subscriber
Russia	$10.5	$7.8	$8.3
Ukraine	$7.2	$4.7	$4.8
Average monthly minutes of use per subscriber
Russia	208	213	234
Ukraine	279	462	535

        Average monthly service revenue per subscriber in Russia increased insignificantly to RUR 252.8 ($8.3) for the year ended December 31, 2010, from RUR 247.5 ($7.8) for the year ended December 31, 2009. This increase was coupled with the addition of 6.5 million net subscribers in 2009, who, given the maturation of the market, are largely lower-value subscribers, which is dilutive to operating indicators like ARPU. Average monthly minutes of use per subscriber in Russia increased from 213 minutes in 2009 to 234 minutes in 2010 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic.

        In Ukraine, average monthly service revenue per subscriber remained stable at UAH 38.1 ($4.8 in 2010;$4.7 in 2009). The average monthly minutes of use per subscriber increased from 279 minutes in 2008 to 462 minutes in 2009 and to 535 minutes in 2010 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates, as well as the increased use by subscribers of tariffs that include a flat amount of minutes per month.

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

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may regulate our tariffs and restrict our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan), as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 40.7% in 2008, 37.3% in 2009 and 35.5% in 2010. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 11.5%, 10.7% and 10.2% of our total revenues in 2008, 2009 and 2010, respectively.

        Value-added services as a percentage of our total revenues comprised 11.5% in 2008, 14.1% in 2009 and 15.2% in 2010. We offer our subscribers an array of value-added services. The increase in 2010 in revenue from value-added services was due to the introduction of new value-added services and a general increase in the usage of value-added services by our subscribers resulting from active marketing initiatives promoting these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 9.8% in 2008, 9.2% in 2009 and 7.3% in 2010, respectively. The fluctuations of the monthly subscription fees as a percentage of our total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 1.0% in 2008, 1.2% in 2009 and 1.0% in 2010. We generally expect that roaming fees will continue to decline as a percentage of our total revenues as we expect that an increase in our subscriber base, which will generally lead to the growth of usage fees, will continue to outpace the increase in guest roamers, causing a decrease in the proportion of roaming fees. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

        Roaming fees for our own subscribers include amounts charged to our subscribers utilizing our roaming partners' network while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.8% in 2008, 8.1% in 2009 and 8.6% in 2010.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 2 to our audited consolidated financial statements. Connection fees represented 0.5% of our total revenues in 2008 and 2009, and 0.4% of our total revenues in 2010. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

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

        We are considered a monopoly in a number of regions, including Moscow, where we are designated as an operator having a dominant market share. As a result, our fixed line telephony tariffs in such regions are regulated by the Federal Tariff Service. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing."

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

        Pay-TV.    We charge our pay-TV subscribers, which are primarily residential subscribers, fixed monthly fees based on the number of TV programs included in the package, and pay-per-view fees for the video-on-demand services. Tariffs for pay-TV services are not regulated except for the prices for the minimum, or "social," channel package.

        Revenues from individual subscribers as a percentage of our total revenues represented 6.6%, 7.1% and 7.2% in 2008, 2009 and 2010, respectively. Revenues from individual subscribers as a percentage of fixed line revenues were 44.8%, 47.4% and 48.5% in 2008, 2009 and 2010, respectively. The increase in our revenues from individual subscribers as a percentage of total fixed line revenues in 2009 and 2010 was mainly due to the signing up of our residential subscribers to our long-distance network, the increase of MGTS' regulated tariffs and up-selling of our existing pay-TV subscribers in the regions to broadband Internet services, as well as the connection of new subscribers. We expect revenues from individual subscribers to increase in the future, as regional pay-TV and Internet markets remain far from saturation, and we expect further increases in our regulated fixed line tariffs in Moscow in the future due to inflation.

        Revenues from corporate subscribers as a percentage of our total revenues represented 5.0%, 5.1% and 4.7% in 2008, 2009 and 2010, respectively. Revenues from corporate subscribers as a percentage of total fixed line revenues were 33.8%, 33.9% and 31.7% in 2008, 2009 and 2010, respectively. The decline in our revenues from corporate subscribers as a percentage of total fixed line revenues in 2010 was primarily the result of faster growth in the residential subscribers segment. Our revenues from corporate subscribers grew in absolute terms in 2010.

        Operators.    We charge operators for traffic transit through our network and incoming calls to our subscribers, for rent of channels and telecommunications infrastructure and commissions for handling long-distance calls of our subscribers when our subscribers choose another licensed operator as a provider of long-distance services. Revenues from operators as a percentage of our total revenues represented 3.1%, 2.8% and 2.7% in 2008, 2009 and 2010, respectively. Revenues from operators as a percentage of total fixed line revenues were 21.4%, 18.7% and 18.0% in 2008, 2009 and 2010, respectively. The decline in our revenues from operators as a percentage of total fixed line revenues in 2009 and 2010 was primarily the result of faster growth in the residential subscribers segment. Our revenues from operators grew in absolute terms in 2009 and 2010.

Sales of Handsets and Accessories

        In 2007, we decreased our selling activities in our sales centers in relation to dual-band and tri-band handsets and accessories and shifted our sales focus to a more limited line of equipment, including 3G compatible equipment, Blackberry and equipment designed for MTS-Connect services. In 2008, we reduced our purchases of handsets and accessories for resale and focused instead on commission sales whereby we receive handsets and accessories on consignment from third-party equipment suppliers and sell them at our sales offices for a commission. During 2009 and 2010, we significantly expanded our retail network through acquisitions of national and regional dealer chains. As a result of these acquisitions and overall expansion of retail activities in 2009 and 2010, revenue from the sale of handsets and accessories as a percentage of total revenue increased to 6.3% in 2010 compared to 3.6% in 2009 and 1.3% in 2008.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we have committed to purchasing a certain quantity of iPhone 3G™ handsets over 2009, 2010 and 2011. See "—Tabular Disclosure of Contractual Obligations" and Note 32 to our audited consolidated financial statements.

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

  •
  interest expenses; and

  •
  provisions for income taxes.

Cost of Services

        Interconnect and Line Rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 12.5% in 2008, 11.5% in 2009 and 11.5% in 2010. Line rental charges as a percentage of our total revenues represented 1.5% in 2008, 1.7% in 2009 and 1.6% in 2010.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will increase due to growth in our subscriber base and our continued efforts, through the introduction of new tariff plans, services and marketing campaigns, to encourage greater voice usage among our subscribers, which we believe will lead to continued growth in traffic volumes.

        We expect line rental costs to increase based on the number of base stations, base station controllers, the number and capacity of rented lines and competition among providers of rented lines, as well as availability and usability of substitutes such as microwave links owned by us.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 2.1% in 2008, 1.9% in 2009 and 1.7% in 2010.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of our total revenues represented 1.9% in 2008, 3.8% in 2009 and 6.4% in 2010. The increase in 2009 and 2010 was primarily attributable to the expansion of our proprietary retail network. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for GSM and CDMA users. In the years ended December 31, 2008, 2009 and 2010, we provided net handset subsidies in Ukraine totaling $20.4 million, $15.6 million and $6.7 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to $82.4 million in 2008, $77.1 million in 2009 and $71.9 million in 2010.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. Although we generally expect that our sales and marketing expenses will continue to increase, we retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment. We also expect to experience certain efficiencies and savings in these costs as we further develop our retail network operations.

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

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber's activation and city of subscription. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        We measure subscriber acquisition costs, or SAC, to monitor the cost-effectiveness of our sales and marketing expenses. We define SAC as total sales and marketing expenses for a given period. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. The following table shows SAC in Russia and Ukraine for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Subscriber Acquisition Costs (SAC) per Gross New Subscriber
Russia	$27	$18	$19
Ukraine	$11	$7	$8

        SAC in Russia remained relatively stable in U.S. dollar terms in 2010 as compared to 2009. In 2009, SAC decreased to $18 from $27 in 2008 due a decrease in advertising costs achieved by effective use of marketing resources.

        SAC in Ukraine remained relatively stable in U.S. dollar terms in 2010 as compared to 2009. In 2009, SAC decreased to $7 from $11 in 2008 primarily due to our effective use of marketing resources.

Sundry Operating Expenses

        Our sundry operating expenses consist primarily of:

  •
  employee salaries and bonuses;

  •
  social contributions payable to state funds;

  •
  general and administrative expenses;

  •
  taxes other than income taxes, e.g., property taxes;

  •
  office maintenance expenses;

  •
  network repair and maintenance;

  •
  rental of premises;

  •
  provision for doubtful accounts;

  •
  long-lived assets and goodwill impairment loss; and

  •
  other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 21.4% in 2008, 23.0% in 2009 and 22.9% in 2010. Sundry operating expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for the year ended December 31, 2010 increased insignificantly to $111.1 million, or 1.0% of our total revenues, as compared to $110.8 million, or 1.1% of our total revenues, for the year ended December 31, 2009.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues decreased to 17.7% for the year ended December 31, 2010 as compared to 18.7% of our total revenues for the year ended December 31, 2009. This decrease was in line with our expectations, and we expect further increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

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

        Effective January 1, 2009, the statutory income tax rate in Russia was reduced from 24% to 20%. From January 1, 2004, the Ukrainian statutory income tax rate was established at 25%. The effective tax rate applicable to our consolidated group in the year ended December 31, 2010 was 25.0%. The effective tax rate differs from the statutory rate as a result of adjustments to the reserve for uncertain tax positions, adjustments to the deferred tax asset valuation allowance and other nondeductible items.

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

        In addition, a decline in the value of our functional currencies against the U.S. dollar will result in revenue decrease in U.S. dollar terms, in our audited consolidated financial statements. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. In the fourth quarter of 2008, the U.S. dollar significantly appreciated against the ruble, which negatively affected our results of operations for the year ended December 31, 2008. During the year ended December 31, 2009, the U.S. dollar continued to fluctuate significantly against the ruble. As a result, the average exchange rate of the U.S. dollar against the ruble for the year ended December 31, 2009, increased by 27.6% as compared to the year ended December 31, 2008, which resulted in an overall decrease in our revenues and operating costs in our audited consolidated financial statements for the year ended December 31, 2009. The period closing exchange rate of the U.S. dollar against the ruble at December 31, 2009 increased by 2.9% as compared to December 31, 2008. During the year ended December 31, 2010, the U.S. dollar fluctuated against the ruble. As a result, the average exchange rate of the U.S. dollar against the ruble for the year ended December 31, 2010, decreased by 4.3% as compared to the year ended December 31, 2009, which resulted in an overall increase in our revenues and operating costs in our audited consolidated financial statements for the year ended December 31, 2010. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs" and "—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2005	10.9%
2006	9.0%
2007	11.9%
2008	13.3%
2009	8.8%
2010	8.8%

Source: Federal Statistics Service

        The Ukrainian economy has also been characterized by high rates of inflation:

Year	Inflation rate
2005	10.3%
2006	9.1%
2007	12.8%
2008	25.2%
2009	15.9%
2010	9.4%

Source: State Statistics Committee of Ukraine

        In addition, for the year ended December 31, 2010, inflation rates in Uzbekistan, Turkmenistan and Armenia were estimated at 7.3%, 12.0% and 9.4%, respectively.

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

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Except with respect to Comstar and other subsidiaries acquired from Sistema, results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition. See "Item 3. Key Information."

        Below is a list of our major acquisitions during 2008, 2009 and 2010.

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
2008
MSS	Omsk region mobile operator	February 2008	9.0%	16.0
Interlink Group(2)	Telephony services provider	June 2008	100.0%	8.4
Ural Telephone Company(2)	Alternative telecommunication operator	July 2008	100.0%	43.5

				$67.9

2009
Dagtelecom	Dagestan region mobile operator	January 2009	25.01%	38.8
Telefon.ru	Mobile phone retail chain	February 2009	100.0%	60.0
Eldorado	Mobile phone retail chain	March 2009	100.0%	17.9
Stream-TV(2)	Digital television company	March 2009	100.0%	117.2
Kolorit	Outdoor advertising services	September 2009	100.0%	39.7
Comstar(3)	Fixed line operator	October 2009	50.91%	1,322.3	(3)
Teleforum	Mobile phone retail chain	October 2009	100.0%	2.2
Evrotel	Fixed line operator	December 2009	100.0%	90.0

				$1,688.1

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
2010
Tenzor Telecom(2)	Fixed line operator	February 2010	100%	6.2

Penza Telecom(2)	Fixed line operator	June 2010	100%	19.3

SWEET-COM	Holder of licenses for provision of telematics communications and data transmission services	June 2010	25.1%	8.5

TS-Retail(4)	Mobile phone retail chain	June 2010	15%	0.0

Multiregion	Fixed line operator	July 2010	100%	123.6

Metro-Telecom	Optical fiber network provider	August 2010	95%	11.0

Sistema Telecom	Fixed line operator	December 2010	100%	379.0

NMSK(2)	Fixed line operator	December 2010	100%	23.2

Lanck Telecom(2)	Fixed line operator	December 2010	100%	17.8

				588.6	(4)

(1)
Excluding debt assumed.

(2)
Acquisition made by Comstar.

(3)
In December 2009, in a series of transactions, we acquired an additional 14.2% stake in MGTS in exchange for 31,816,462 ordinary MTS shares and $7.3 million in cash. The MGTS stake was held by a wholly owned subsidiary of Comstar. Simultaneously, we received shares representing 11.06% of the total shares outstanding Comstar from MGTS Finance S.A., a wholly owned subsidiary of MGTS. We paid Comstar cash consideration of $8.3 million. As a result of these transactions, our ownership stake in Comstar increased to 61.97% (or 64.03% excluding treasury shares) as of December 31, 2009. We further increased our ownership stake in Comstar to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. See Note 3 to our audited consolidated financial statements.

(4)
In June 2010, we increased our direct ownership in TS-Retail OJSC from 25% to 40% for a nominal sum of $1. We subsequently increased our effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to purchase Comstar's shares in September 2010. In December 2010, as a result of the acquisition of Sistema Telecom, we acquired an additional 45% stake in TS-Retail, thereby increasing our effective ownership interest to 96.0%. In 2011, as a result of our merger with Comstar, we increased our ownership interest in TS-Retail to 100%.

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

        Historically, we included all headquarters expenses within the "Russia" reportable segment. Starting from 2009, headquarters expenses are no longer allocated to any reportable segments. The financial statements reflect these changes for the year 2009 and for comparative periods. See Note 31 to our audited consolidated financial statements for additional information.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Net operating revenues
Russia mobile	$7,916,658	$6,670,127	$7,789,463
Russia fixed	1,784,455	1,498,223	1,748,899
Ukraine mobile	1,661,951	1,048,751	1,072,830
Other	779,520	787,543	864,372
Eliminations(1)	(149,961)	(137,390)	(182,328)

Net operating revenues as reported	$11,992,623	$9,867,253	$11,293,236

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia mobile	$1,869,620	$1,733,757	$2,331,072
Russia fixed	313,583	283,503	349,685
Ukraine mobile	511,502	332,807	313,742
Other	131,497	156,793	156,617
Eliminations(1)	(144,233)	(120,085)	(162,546)

Cost of services and cost of handsets and accessories as reported	$2,681,969	$2,386,775	$2,988,570

Sundry operating expenses(2)
Russia mobile	$1,317,140	$1,336,152	$1,422,058
Russia fixed	759,066	569,599	634,963
Ukraine mobile	200,908	151,061	178,536
Other	351,868	303,460	494,989
Eliminations	(7,476)	(8,337)	(11,519)

Sundry operating expenses as reported	$2,621,506	$2,351,935	$2,719,027

Sales and marketing expenses
Russia mobile	$615,151	$542,745	$650,775
Russia fixed	48,764	40,568	56,412
Ukraine mobile	190,225	92,598	81,925
Other	64,210	58,451	69,971
Eliminations	(9,526)	(5,879)	(8,499)

Sales and marketing expenses as reported	$908,824	$728,483	$850,584

Depreciation and amortization expenses
Russia mobile	$1,313,970	$1,111,877	$1,196,162
Russia fixed	214,676	193,679	222,565
Ukraine mobile	437,988	352,037	354,154
Other	186,443	186,581	227,615

Depreciation and amortization as reported	$2,153,077	$1,844,174	$2,000,496

Operating Income
Russia mobile	$2,800,777	$1,945,596	$2,189,396
Russia fixed	448,366	410,874	485,273
Ukraine	321,328	120,248	144,473
Other	45,503	82,257	(84,820)
Eliminations	11,273	(3,089)	236

Operating income as reported	$3,627,246	$2,555,886	$2,734,559

(1)
Represents the elimination of inter-company transaction results, primarily interconnect and roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses.

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2010, increased by $1,426.0 million, or 14.5%, to $11,293.2 million from $9,867.3 million for the year ended December 31, 2009. In functional currency terms, our consolidated revenues increased in all countries in which we operate, other than in Armenia, in 2010 compared to 2009 mainly due to increased usage of value-added services, increased traffic on our mobile networks and as a result of the expansion of our retail business in Russia. Our consolidated mobile subscriber base grew by 5.7% to approximately 103.35 million as of December 31, 2010, from approximately 97.8 million as of December 31, 2009. The growth in our subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network. In Armenia, our consolidated revenues decreased in functional currency terms mainly due to the highly competitive environment in Armenia.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2010, increased by 25.2% to $2,988.6 million from $2,386.8 million for the year ended December 31, 2009. In functional currency terms, our consolidated cost of services and cost of handsets and accessories increased in all countries in which we operate, other than in Armenia, largely due to the same factors described above that caused our consolidated revenues to increase in functional currency terms. Our consolidated cost of services and cost of handsets and accessories as a percentage of our total revenues in the year ended December 31, 2010, increased to 26.5% as compared to 24.2% in the year ended December 31, 2009, mainly due to the expansion of our retail operations, which generally have lower margins than our communications service operations.

        Russia mobile revenues for the year ended December 31, 2010, increased by 16.8% to $7,789.5 million from $6,670.1 million for the year ended December 31, 2009. The increase in Russia mobile revenues in the year ended December 31, 2010, was primarily due to the growth of roaming revenues, revenues from value-added services and sales of handsets and accessories. Roaming revenues increased by 20.0% in the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to the growth of roaming activity as a result of an economic recovery and increase in number of subscribers by 3.1% to 71.4 million as of December 31, 2010, from 69.3 million as of December 31, 2009. Revenues from value-added services as a percentage of Russia mobile revenues in the year ended December 31, 2010, grew to 17.3% as compared to 16.3% in the year ended December 31, 2009, due to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers. Our continued expansion of our monobrand retail chain in 2010 caused sales of handsets and accessories to increase as a percentage of Russia mobile revenues to 9.0% in the year ended December 31, 2010, from 5.2% in the year ended December 31, 2009.

        Russia mobile cost of services and cost of handsets and accessories for the year ended December 31, 2010, increased by 34.5% to $2,331.1 million from $1,733.8 million for the year ended December 31, 2009. The growth was primarily due to the increase in the number of subscribers, traffic volume and cost of handsets and accessories. Interconnect expenses increased to $978.5 million or 12.6% of Russia mobile revenues in the year ended December 31, 2010, from $789.4 million or 11.8% of Russia mobile revenues in the year ended December 31, 2009, mainly due to the growth in outgoing network traffic. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of Russia mobile revenues in the year ended December 31, 2010, increased to 8.8% as compared to 4.8% in the year ended December 31, 2009, mainly due to the continued expansion of our retail business in 2010.

        Russia fixed revenues increased by 16.7% to $1,749.0 million in the year ended December 31, 2010, from $1,498.2 million in the year ended December 31, 2009. The increase was primarily caused by continued growth in domestic and international long distance and calling party pays traffic volumes, growth in the broadband Internet business and a regulatory price increase for residential and corporate voice services.

        Russia fixed cost of services and cost of handsets and accessories increased by 23.3% to $349.7 million in the year ended December 31, 2010, from $283.5 million in the year ended December 31, 2009. This was largely due to the growth of interconnect expenses due to the increase in traffic volume, rise in utility and energy costs due to the increase in state regulated tariffs.

        Ukraine mobile revenues increased by 2.3% to $1,072.8 million in the year ended December 31, 2010, from $1,048.8 million in the year ended December 31, 2009, primarily due to growth in the number of our subscribers by 3.6% to 18.2 million from 17.6 million.

        Ukraine mobile cost of services and cost of handsets and accessories decreased by 5.7% to $313.7 million in the year ended December 31, 2010, from $332.8 million in the year ended December 31, 2009. The decline occurred primarily due to a decrease in interconnect expenses by $30.2 million to $163.2 million in the year ended December 31, 2010 from $193.4 million in the year ended December 31, 2009, and to 15.2% from 18.4%, respectively, as a percentage of Ukraine mobile revenues. The decrease in interconnect expenses resulted from a reduction of interconnect rates with Kyivstar, which was partially offset by an increase in the cost of providing value-added services to 3.5% from 2.8% of total Ukraine mobile revenues.

        Other countries revenues for the year ended December 31, 2010, increased by 9.8% to $864.4 million from $787.5 million for the year ended December 31, 2009. In functional currency terms, the increase in revenues in 2010 as compared to 2009 was approximately 19.8% in Uzbekistan and 29.1% in Turkmenistan. In Armenia, in functional currency terms we experienced a decrease in revenues of 3.7%. Our subscriber base in Turkmenistan increased by 37.6% during the year ended December 31, 2010, which led to increased traffic volume. Our subscriber base grew by 23.7% in Uzbekistan during the year ended December 31, 2010, and our revenues generally increased in line with this growth. Our subscriber base in Armenia grew by 18.7% during 2010 as compared to 2009 which was diluted by a decrease in tariffs as a response to our competitors' actions in Armenia.

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2010, remained stable as compared to the year ended December 31, 2009, and equaled $156.6 million for the year ended December 31, 2010, and $156.8 million for the year ended December 31, 2009. As a percentage of other countries total revenues, these costs decreased to 18.1% for the year ended December 31, 2010, from 19.9% for the year ended December 31, 2009, primarily due to effective cost control.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2010, increased by 15.6% to $2,719.0 million from $2,351.9 million for the year ended December 31, 2009. The increase of $367.1 million in sundry operating expenses was attributable in part to the acquisition of Multiregion, the impairment of our business in Turkmenistan, as well as the appreciation of the functional currencies in countries in which we operate against the U.S. dollar. Sundry operating expenses as a percentage of our total revenues increased to 24.2% in the year ended December 31, 2010, from 23.8% in the year ended December 31, 2009. This increase was mainly attributable to growth in salary expenses and related social contributions as well as rent expense due to the expansion of our retail network and a corresponding increase in employees. Salary expenses and related social contributions as a percentage of our total revenues grew to 10.4% for the year ended December 31, 2010, from 10.2% for the year ended December 31, 2009. Similarly, our rent expenses increased due to our retail network expansion. Rent expenses as a percentage of our total revenues grew to 3.0% for the year ended December 31, 2010, from 2.9% for the year ended December 31, 2009. The increase was also attributable to the increase in loss from impairment as a percentage of our total revenues to 1.1% for the year ended

December 31, 2010, from 0.8% for the year ended December 31, 2009, due to the impairment of long-lived assets in Turkmenistan.

        Russia mobile sundry operating expenses for the year ended December 31, 2010, increased by 6.4% to $1,422.1 million from $1,336.2 million for the year ended December 31, 2009. Russia mobile sundry operating expenses as a percentage of Russia mobile revenues decreased to 18.3% for the year ended December 31, 2010, from 20.0% for the year ended December 31, 2009. The decrease of Russia mobile sundry operating expenses as a percentage of Russia mobile revenues was attributable to a decrease in impairment of long-lived assets and the release of tax reserves, except for the income tax reserves, relating to our retail business.

        Russia fixed sundry operating expenses for the year ended December 31, 2010, increased by 11.5% to $635.0 million from $569.6 million for the year ended December 31, 2009. Russia fixed sundry operating expenses as a percentage of Russia fixed revenues decreased to 36.3% for the year ended December 31, 2010, from 38.0% for the year ended December 31, 2009. The increase of $65.4 million was mainly attributable to the acquisition of Multiregion, as well as the increase in consulting expenses paid in connection with the sale of our stake in Svyazinvest. The decrease of Russia fixed sundry operating expenses as a percentage of Russia fixed-line revenues was primarily caused by the reduction in the number of top managers in connection with the merger of MTS and Comstar, cost-reduction programs across the entire Russia fixed segment and improvements in operational efficiencies in the regions through the integration of our regional pay-TV operations.

        Ukraine mobile sundry operating expenses for the year ended December 31, 2010, increased by 18.2% to $178.5 million from $151.1 million for the year ended December 31, 2009. Ukraine mobile sundry operating expenses as a percentage of Ukraine mobile revenues increased to 16.6% for the year ended December 31, 2010, from 14.4% for the year ended December 31, 2009. These expenses increased primarily due to increases in salary expenses and related social contributions, repair and maintenance expenses and billing and data processing expenses.

        Other countries sundry operating expenses for the year ended December 31, 2010, increased by 63.1% to $495.0 million from $304.3 million for the year ended December 31, 2009. Other countries sundry operating expenses as a percentage of other countries total revenues increased to 57.3% for the year ended December 31, 2010, from 38.5% for the year ended December 31, 2009. This increase was primarily attributable to the impairment of long-lived assets in Turkmenistan.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2010, increased by 16.8%, or $122.1 million, to $850.6 million from $728.5 million for the year ended December 31, 2009. This increase was mainly due to the increase in commissions payable to dealers as a result of an overall increase in the commission rates. Advertising and promotion expenses decreased, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues remained stable at 7.5% for the years ended December 31, 2010 and 2009.

        Russia mobile sales and marketing expenses for the year ended December 31, 2010, increased to $650.8 million, or 8.4% of Russia mobile revenue, from $542.7 million, or 8.1% of Russia mobile revenue, for the year ended December 31, 2009. The increase in sales and marketing expenses by 19.9% was due to appreciation of the ruble and an increase of dealer commission rates. The increase was partially offset by a decrease of advertising and marketing expenses. Dealer commissions as a percentage of Russia mobile revenues increased to 5.6% for the year ended December 31, 2010, from 4.8% for the year ended December 31, 2009. Advertising and marketing expenses as a percentage of Russia mobile revenues decreased to 2.7% for the year ended December 31, 2010, as compared to 3.4% for the year ended December 31, 2009.

        Russia fixed sales and marketing expenses for the year ended December 31, 2010, increased to $56.4 million, or 3.2% of Russia fixed revenues, from $40.6 million, or 2.7% of Russia fixed revenues, for the year ended December 31, 2009. The increase in sales and marketing expenses by $15.8 million and as a percentage of Russia fixed revenues was primarily caused by the extension of marketing and advertising campaigns in 2010 and an increase in dealer commissions in connection with the transfer of MGTS subscribers to Comstar DLD/ILD services.

        Ukraine mobile sales and marketing expenses for the year ended December 31, 2010, decreased to $81.9 million, or 7.6% of Ukraine mobile revenues, from $92.6 million, or 8.8% of Ukraine mobile revenues, for the year ended December 31, 2009. The decrease in sales and marketing expenses by $10.7 million and as a percentage of Ukraine mobile revenues was primarily due to the reduction of dealer commissions as a result of a decrease in revenue sharing rates.

        Other countries sales and marketing expenses for the year ended December 31, 2010, increased by 19.7% to $70.0 million from $58.5 million for the year ended December 31, 2009. As a percentage of other countries total revenues, other countries sales and marketing expenses increased to 8.1% for the year ended December 31, 2010, from 7.4% for the year ended December 31, 2009. The increase was mainly attributable to growth in expenses related to the MTS Bonus loyalty program.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2010, increased by 8.5% to $2,000.5 million from $1,844.2 million for the year ended December 31, 2009. The increase was due to our increased asset base resulting from the continued expansion of our network through build-outs, as well as due to accelerated depreciation of certain equipment. Depreciation and amortization expenses as a percentage of our total revenues decreased to 17.7% for the year ended December 31, 2010, from 18.7% for the year ended December 31, 2009, due to reasons described below.

        Russia mobile depreciation and amortization for the year ended December 31, 2010, increased by 7.6% to $1,196.2 million from $1,111.9 million for the year ended December 31, 2009 mainly as a result of the build-out of our 3G networks. Depreciation and amortization expenses as a percentage of Russia mobile revenues decreased to 15.4% for the year ended December 31, 2010, from 16.7% for the year ended December 31, 2009. The decrease was mainly due to the fact that a substantial portion of Russia mobile capital expenditure took place in December 2010, such that the recognition of depreciation and amortization expense for the newly acquired assets started only at the end of 2010.

        Russia fixed depreciation and amortization for the year ended December 31, 2010, was $222.6 million, or 12.7% of Russia fixed revenues, and $193.7 million, or 12.9% of Russia fixed revenues, for the year ended December 31, 2009. The growth in Russia fixed depreciation and amortization expense by $28.9 million was mainly due to the continued build-out and selective modernization of our network in Moscow, as well as the completion of the build-out of our proprietary long-distance network.

        Ukraine mobile depreciation and amortization for the year ended December 31, 2010, was $354.2 million, or 33.0% of Ukraine mobile revenues, and $352.0 million, or 33.6% of Ukraine mobile revenues, for the year ended December 31, 2009. Depreciation and amortization expense as percentage of Ukraine mobile revenues decreased as our 2009 revenues were affected by the global economic crisis.

        Other countries depreciation and amortization for the year ended December 31, 2010, increased by 22.0% to $227.6 million from $186.6 million for the year ended December 31, 2009, and increased as a percentage of other countries total revenues to 26.3% from 23.8%. Growth in other countries depreciation and amortization expense as a percentage of other countries total revenues was primarily attributable to our operations in Uzbekistan, where we continued expansion of our network.

Operating Income

        Consolidated operating income increased by 7.0% to $2,734.6 million for the year ended December 31, 2010, from $2,555.9 million for the year ended December 31, 2009. Operating income as a percentage of our total revenues decreased to 24.2% for the year ended December 31, 2010, compared to 25.9% for the year ended December 31, 2009. The decrease of operating income by $178.7 million was mainly due to the impairment of our assets in Turkmenistan combined with the other factors described above. The decrease in the operating income margin was due to an increase in salaries and social contributions, rent expenses, dealer commissions, provision for obsolescence and impairment of long-lived assets as a percentage of our total revenues.

        Russia mobile operating income for the year ended December 31, 2010, increased by 12.5% to $2,189.4 million from $1,945.6 million for the year ended December 31, 2009. Russia mobile operating income decreased as a percentage of Russia mobile revenues to 28.1% for the year ended December 31, 2010, from 29.2% for the year ended December 31, 2009, mainly due to the expansion of our retail network, which resulted in an increase in salaries and social contributions, rent, provision for obsolescence, accelerated by historically lower margins on sales of handsets and accessories. This decrease was offset by a decrease in impairment of long-lived assets, the release of a VAT provision relating to our retail business and depreciation and amortization expenses. The decrease in Russia mobile operating income margin was also attributable to higher sales and marketing costs. In addition, our operating income was affected by the appreciation of the Russian ruble against the U.S. dollar.

        Russia fixed operating income for the year ended December 31, 2010, increased by 18.1% to $485.3 million from $410.9 million for the year ended December 31, 2009. The increase in Russia fixed operating income as a percentage of Russia fixed revenues to 27.7% for the year ended December 31, 2010, from 27.4% for the year ended December 31, 2009, was mainly due to the reduction in headcount, salaries and social contributions in connection with the forthcoming merger of MTS and Comstar.

        Ukraine mobile operating income for the year ended December 31, 2010, increased by 20.1% to $144.5 million from $120.2 million for the year ended December 31, 2009. Ukraine mobile operating income increased as a percentage of Ukraine mobile revenues to 13.5% for the year ended December 31, 2010, from 11.5% for the year ended December 31, 2009. These increases were largely due to the decrease in sales and marketing expenses, as well as interconnect expenses due to a decrease in interconnect rates with Kyivstar.

        Other countries operating loss for the year ended December 31, 2010 amounted to $84.8 million. The loss resulted from impairment of our assets in Turkmenistan. The effect of the impairment on the operating results of other countries total revenues amounted to $137.8 million.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gains for the year ended December 31, 2010, were $20.2 million, compared to losses of $252.7 million for the year ended December 31, 2009. We conduct our operations within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2010 and 2009, and the currency exchange and transaction gains we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2010 and 2009. The gains recognized in 2010 as compared to losses recorded in 2009 were mainly due to the appreciation of the Russian ruble and the Armenian dram against the U.S. dollar and euro during the year ended December 31, 2010, as compared to 2009.

Interest expense

        Consolidated interest expense for the year ended December 31, 2010, increased by $205.4 million, or 35.9% to $777.3 million from $571.9 million for the year ended December 31, 2009. In 2010, we voluntarily repaid approximately $1.4 billion of our debt balance outstanding as of December 31, 2009 before the due date, and this resulted in an immediate write-off of the related debt issuance cost in a total amount of $24.3 million. During 2010, we renegotiated the interest rates and maturities of several credit facilities, which led to a significant modification of the related debt agreements and the consequent write-off of capitalized issuance costs totaling $26.4 million. See Note 18 to our consolidated financial statements for more information. The remaining increase is due to the increase in our average balance of indebtedness in 2010.

Impairment of investments

        There was no consolidated impairment of investments loss in the year ended December 31, 2010.    The consolidated impairment of investments loss for the year ended December 31, 2009, included write offs of investments in Svyazinvest and Tammaron Ltd., as described in Notes 15 and 16 to our consolidated financial statements, respectively.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2010, increased by $10.3 million, or 17.1% to a gain of $70.6 million, compared to a gain of $60.3 million for the year ended December 31, 2009. Consolidated equity in net income of associates for the year ended December 31, 2009, was affected by a write-off of our investment in Coral/Sistema Strategic Fund as described in Note 14 to our consolidated financial statements.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2010, increased to $66.9 million, as compared to $23.3 million for the year ended December 31, 2009. This increase was primarily attributable to accrued damages plus interest relating to the dispute with Nomihold.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2010, increased by 2.4% to $517.2 million from $505.0 million for the year ended December 31, 2009. The effective tax rate decreased to 25.0% in the year ended December 31, 2010, from 33.7% in the year ended December 31, 2009. The high effective tax rate in 2009 was caused by the changes in the valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and valuation of investment in Svyazinvest, recognition of deferred tax liability related to potential earnings distributions from/to our subsidiaries, effect of treasury stock disposal by Comstar, and other nondeductible items which took place in 2009.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2010, amounted to $167.8 million compared to $20.1 million loss in income for the year ended December 31, 2009. Net income loss attributable to the non-controlling interest for the year ended December 31, 2009, was the result of a decrease in the net income of Comstar due to the impairment of its investment in Svyazinvest, as well as the foreign exchange and transactions losses incurred on the note payable to Access.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2010, increased by $366.4 million, or 36.1%, to $1,380.6 million, compared to $1,014.2 million for the year ended December 31, 2009. Net income as a percentage of revenues was 12.2% in the year ended December 31, 2010, and 10.3% in the year ended December 31, 2009. Net income attributable to the Group for the year ended December 31, 2010, as compared to the year ended December 31, 2009, increased mainly due to currency exchange rates and transaction gains resulting from appreciation of the Russian ruble against the U.S. dollar and euro, and a decrease in write-offs of investments.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2009 decreased by $2,125.3 million, or 17.7%, to $9,867.3 million from $11,992.6 million for the year ended December 31, 2008. Our consolidated revenues decreased in 2009 primarily as a result of the depreciation of the functional currencies in our countries of operation against the U.S. dollar. In functional currency terms, our consolidated revenues increased in all countries in which we operate, other than in Ukraine, in 2009 compared to 2008 mainly due to increased usage of value-added services, increased traffic on our mobile networks and as a result of the expansion of our retail business in Russia. Our consolidated mobile subscriber base grew by 7.1% to approximately 97.8 million as of December 31, 2009 from approximately 91.33 million as of December 31, 2008. The growth in our subscriber base was mainly attributable to our sales and marketing efforts and the expansion of our network. In Ukraine, our consolidated revenues decreased in functional currency terms mainly due to the highly competitive environment in Ukraine and decreased consumer spending caused by the economic downturn.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2009 decreased by 11.0% to $2,386.8 million from $2,682.0 million for the year ended December 31, 2008. The decrease in costs in U.S. dollar terms was primarily attributable to the depreciation of the functional currencies in our countries of operation. In functional currency terms, our consolidated cost of services and cost of handsets and accessories increased in all countries in which we operate, other than in Ukraine, largely due to the same factors described above that caused our consolidated revenues to increase in functional currency terms. Our consolidated cost of services and cost of handsets and accessories as a percentage of our total revenues in the year ended December 31, 2009 increased to 24.2% as compared to 22.4% in the year ended December 31, 2008 mainly due to the expansion of our retail operations, which generally have lower margins than our communications service operations.

        Russia mobile revenues for the year ended December 31, 2009 decreased by 15.7% to $6,670.1 million from $7,916.7 million for the year ended December 31, 2008. The decrease in Russia revenues was primarily due to the depreciation of the ruble, which is our functional currency in Russia. In ruble terms, our mobile revenues in Russia increased by approximately 8% in 2009 compared to 2008. Despite the growth of our subscriber base in Russia, which increased by 7.3% to 69.3 million as of December 31, 2009, from 64.6 million as of December 31, 2008, we experienced a decrease in airtime revenue to 41.1%, if expressed as a percentage of total segment revenues, in the year ended December 31, 2009, compared to 45.8% in the year ended December 31, 2008, mainly due to a decrease in the usage of higher-value services by corporate subscribers caused by the economic downturn. Conversely, revenues from value-added services as a percentage of total segment revenues in the year ended December 31, 2009, grew to 16.3% as compared to 13.6% in the year ended December 31, 2008, due to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers. Interconnect revenues as a percentage of total segment revenues in the year ended December 31, 2009, decreased to 12.2% as compared to 12.7% in the year ended December 31, 2008, mainly due to the increased proportion of sales of handsets and accessories revenues as a percentage of our total revenues as described below. In absolute terms, if expressed in functional currency, interconnect revenues increased slightly for the year ended December 31, 2009. Our acquisition of retail chains in 2009 caused sales of handsets and accessories to increase as a percentage of total segment revenues to 5.2% in the year ended December 31, 2009 from 1.7% in the year ended December 31, 2008.

        Russia mobile cost of services and cost of handsets and accessories for the year ended December 31, 2009 decreased by 7.3% to $1,733.8 million from $1,869.6 million for the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble. In ruble terms, Russia mobile cost of services and cost of handsets and accessories increased mainly due to an increase in the provision of value-added services, cost of handsets, accessories and SIM-cards. The increase in ruble terms was slightly offset by a decrease in interconnect and roaming expenses. The cost of value-added services increased to 3.5% as a percentage of segment total revenues for the year ended December 31, 2009 as compared to 2.5% in the year ended December 31, 2008 mainly due to the increased usage of value-added services by subscribers, which resulted from our marketing efforts and the rising awareness and popularity of certain value-added services. Interconnect expenses decreased to 11.8% of segment total revenues, in the year ended December 31, 2009 from 13.2% of segment total revenues, in the year ended December 31, 2008 mainly due to the increased share of cost of handsets and accessories in the total cost of services and products and savings gained from the construction of our own DLD/ILD network. Roaming expenses decreased to 2.4% of segment total revenues, in the year ended December 31, 2009 from 2.8% of segment total revenues in the year ended December 31, 2008 mainly due to the lower usage of roaming services caused by the economic downturn. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of total segment revenues in the year ended December 31, 2009, increased to 4.8% as compared to 2.1% in the year ended December 31, 2008, mainly due to the expansion of our retail business in 2009.

        Russia fixed revenues decreased by 16.0% to $1,498.2 million in the year ended December 31, 2009 from $1,784.5 million in the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble and a decrease in the consumption of fixed telecommunications services by corporate subscribers and operators due to the economic downturn. This decline was partially offset by the increase in regional broadband Internet revenue due to our efforts to up-sell our existing pay-TV subscribers to Internet services, an increase in regulated tariffs in Moscow and an increase in revenue from long-distance services following the launch of our proprietary long-distance network.

        Russia fixed cost of services and cost of handsets and accessories decreased by 9.6% to $283.5 million in the year ended December 31, 2009 from $313.6 million in the year ended December 31, 2008. The decrease was primarily caused by the significant depreciation of the ruble, which was offset by an increase in interconnect expenses due to the increase in the volume of long-distance traffic.

        Ukraine mobile revenues decreased by 36.9% to $1,048.8 million in the year ended December 31, 2009, from $1,662.0 million in the year ended December 31, 2008, primarily due to depreciation of the hryvnia, our functional currency in Ukraine, against the U.S. dollar. In hryvnia terms, Ukraine mobile revenues decreased by approximately 5% due to a decrease in usage and subscription fees, which was partially offset by an increase in the usage of value-added services and roaming from guest subscribers. The overall decrease in Ukraine mobile revenues was caused by the highly competitive environment in Ukraine, which has put significant pressure on tariff levels and led to a decline in our subscriber base in Ukraine during 2007, 2008 and 2009.

        Ukraine mobile cost of services and cost of handsets and accessories decreased by 34.9% to $332.8 million in the year ended December 31, 2009, from $511.5 million in the year ended December 31, 2008. The decline occurred primarily due to the depreciation of the hryvnia. However, Ukraine mobile cost of services and cost of handsets and accessories as a percentage of segment total revenues increased to 31.7% in the year ended December 31, 2009, compared to 30.8% in the year ended December 31, 2008 due to an increase in roaming expenses from 2.9% to 3.5% and other direct costs from 2.8% to 3.8% for the years ended December 31, 2008 and 2009, respectively due to an increase in roaming usage and higher costs for electricity and frequencies. Interconnect expenses decreased to 18.4% of segment total revenues, in the year ended December 31, 2009 from 19.7% of segment total revenues, in the year ended December 31, 2008, mainly due to the decline in outgoing network traffic. Cost of handsets, accessories and SIM-cards remained relatively stable at 3.1% of segment total revenues in the year ended December 31, 2009 compared to 3.0% of segment total revenues in the year ended December 31, 2008.

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

        Other countries cost of services and cost of handsets and accessories for the year ended December 31, 2009, increased by 18.6% to $155.9 million from $131.5 million for the year ended December 31, 2008. As a percentage of segment total revenues, these costs increased to 19.8% for the year ended December 31, 2009 from 16.9% for the year ended December 31, 2008 primarily due to an increase in interconnect expenses, particularly in Uzbekistan.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2009, decreased by 10.3% to $2,351.9 million from $2,621.5 million for the year ended December 31, 2008. The decrease of $269.6 million in sundry operating expenses was primarily attributable to the depreciation of the functional currencies in our countries of operation against the U.S. dollar. However, we experienced an increase in sundry operating expenses both as expressed in functional currencies and as a percentage of our total revenues. Sundry operating expenses as a percentage of our total revenues increased to 23.8% in the year ended December 31, 2009 from 21.9% in the year ended December 31, 2008. This increase was mainly attributable to growth in salary expenses and related social contributions due to the expansion of our retail network and resultant increase in employees. Salary expense and related social contributions as a percentage of our total revenues grew to 10.2% for the year ended December 31, 2009 from 9.4% for the year ended December 31, 2008. Similarly, our rent expenses increased due to our retail network expansion. Rent expenses as a percentage of our total revenues grew to 2.9% for the year ended December 31, 2009, from 2.2% for the year ended December 31, 2008. The increase was also attributable to the increase in loss from impairment as a percentage of our total revenues to 0.8% for the year ended December 31, 2009 from 0.4% for the year ended December 31, 2008, due to the impairment of long-lived assets and write off of certain costs related to our acquisition of Comstar.

        Russia mobile sundry operating expenses for the year ended December 31, 2009, increased by 1.4% to $1,336.2 million from $1,317.1 million for the year ended December 31, 2008. Russia sundry operating expenses as a percentage of segment total revenues increased to 20.0% for the year ended December 31, 2009, from 16.6% for the year ended December 31, 2008. The increase of Russia mobile sundry operating expenses as a percentage of segment total revenues was attributable to an increase in employee compensation and related social contributions due to the expansion of our retail network, which caused an increase in rent costs. The increase was also attributable to the impairment of long-lived assets. The overall increase was slightly offset by a decrease in the provision for bad debt due to the one-time write-off taken in 2008 of a loan extended to Beta Link.

        Russia fixed sundry operating expenses for the year ended December 31, 2009, decreased by 25.0% to $569.6 million from $759.1 million for the year ended December 31, 2008. Russia fixed sundry operating expenses as a percentage of segment total revenues decreased to 38.0% for the year ended December 31, 2009, from 42.5% for the year ended December 31, 2008. The decrease of $189.5 million in absolute terms was mainly attributable to the depreciation of the ruble against the U.S. dollar in 2009. The decrease of Russia fixed sundry operating expenses as a percentage of our total revenues was primarily caused by a reduction in the number of employees at MGTS and in the regions, cost-reduction programs across the entire Russia fixed segment, and improvement in efficiencies of operations in the regions of Russia due to the integration of the regional pay-TV operations.

        Ukraine mobile sundry operating expenses for the year ended December 31, 2009, decreased by 24.8% to $151.1 million from $200.9 million for the year ended December 31, 2008. Ukraine mobile sundry operating expenses as a percentage of segment total revenues increased to 14.4% for the year ended December 31, 2009, from 12.1% for the year ended December 31, 2008. These expenses increased in functional currency terms in the year ended December 31, 2009 primarily due to inflation-driven increases in rent, repair and maintenance and consulting expenses. Additionally, bad debt provision and billing and data processing expenses increased due to write offs of certain outstanding dealer receivables and certain expenses incurred in connection with the implementation of a new billing system, respectively.

        Other countries sundry operating expenses for the year ended December 31, 2009, decreased by 13.8% to $303.5 million from $351.9 million for the year ended December 31, 2008. Other countries sundry operating expenses as a percentage of other countries total revenues decreased to 38.6% for the year ended December 31, 2009, from 45.1% for the year ended December 31, 2008. The decrease in other countries sundry operating expenses as a percentage of other countries total revenues was primarily attributable to the decrease in salaries and social contributions and general and administrative costs achieved by effective optimization of these costs.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2009, decreased by 19.8%, or $180.3 million, to $728.5 million from $908.8 million for the year ended December 31, 2008. This decline was mainly due to the depreciation of the functional currencies in our countries of operation against the U.S. dollar, as well a decline in sales and marketing expenses in functional currency terms in all of our countries of operation other than Russia. In general, commissions payable to dealers increased in line with our increased efforts aimed at stimulating the performance and sales of dealers. Advertising and promotion expenses decreased, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues remained relatively stable at 7.4% for the year ended December 31, 2009, as compared to 7.6% for the year ended December 31, 2008.

        Russia mobile sales and marketing expenses for the year ended December 31, 2009, decreased by 11.8% to $542.7 million from $615.2 million for the year ended December 31, 2008, due to depreciation of the ruble. However, in ruble terms, both dealer commission payments and advertising and promotion expenses increased. Sales and marketing expenses as a percentage of segment total revenues increased to 8.1% for the year ended December 31, 2009 from 7.8% for the year ended December 31, 2008. Dealer commissions as a percentage of segment total revenues increased to 4.8% for the year ended December 31, 2009 from 4.2% for the year ended December 31, 2008 mainly due to our increased efforts aimed at stimulating the performance and sales of dealers. Advertising and marketing expenses as a percentage of segment total revenues remained stable at 3.4% for the year ended December 31, 2009 as compared to 3.6% for the year ended December 31, 2008.

        Russia fixed sales and marketing expenses for the year ended December 31, 2009, decreased to $40.6 million, or 2.7% of segment total revenues, from $48.8 million, or 2.7% of segment total revenues, for the year ended December 31, 2008. The decrease in sales and marketing expenses in absolute terms was primarily caused by ruble depreciation.

        Ukraine mobile sales and marketing expenses for the year ended December 31, 2009, decreased to $92.6 million, or 8.8% of segment total revenues, from $190.2 million, or 11.4% of segment total revenues, for the year ended December 31, 2008. The decrease in sales and marketing expenses was primarily the result of our effective use of marketing resources and the depreciation of the hryvnia.

        Other countries sales and marketing expenses for the year ended December 31, 2009, decreased by 9.0% to $58.5 million from $64.2 million for the year ended December 31, 2008. As a percentage of segment total revenues, other countries sales and marketing expenses decreased to 7.4% for the year ended December 31, 2009 from 8.2% for the year ended December 31, 2008. We experienced a decrease in both reporting and functional currency terms mainly due to effective use of our marketing resources.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2009, decreased by 14.3% to $1,844.2 million from $2,153.1 million for the year ended December 31, 2008. The decrease in U.S. dollar terms was mainly attributable to the depreciation of our functional currencies; however, these expenses increased in functional currency terms due to our increased asset base resulting from the continued expansion of our network through build-outs, as well as due to accelerated depreciation of certain equipment. Depreciation and amortization expenses as a percentage of our total revenues increased to 18.7% for the year ended December 31, 2009 from 18.0% for the year ended December 31, 2008, due to reasons described below.

        Russia mobile depreciation and amortization for the year ended December 31, 2009, decreased by 15.4% to $1,111.9 million from $1,314.0 million for the year ended December 31, 2008. Depreciation and amortization expenses as a percentage of segment total revenues remained stable at 16.7% and 16.6% for the years ended December 31, 2009 and 2008, respectively, and increased by approximately 8% in ruble terms in 2009 compared to 2008.

        Russia fixed depreciation and amortization for the year ended December 31, 2009, was $193.7 million, or 12.9% of segment total revenues, and $214.7 million, or 12.0% of segment total revenues, for the year ended December 31, 2008. The decrease in depreciation and amortization expense was primarily caused by depreciation of the ruble. The growth in depreciation and amortization expense as a percentage of segment total revenues was mainly due to the continued build-out and selective modernization of our network in Moscow, as well as the completion of the build-out of our proprietary long-distance network.

        Ukraine mobile depreciation and amortization for the year ended December 31, 2009, was $352.0 million, or 33.6% of segment total revenues, and $438.0 million, or 26.4% of segment total revenues, for the year ended December 31, 2008. The decrease in depreciation and amortization expense was due to the depreciation of the hryvnia. In hryvnia terms, depreciation and amortization expense increased by approximately 19%. As a percentage of segment total revenues, depreciation and amortization expense increased from 26.4% to 33.6%, mainly due to the accelerated depreciation of certain billing equipment, which was withdrawn from operation and replaced by a new billing system.

        Other countries depreciation and amortization for the year ended December 31, 2009, slightly increased to $186.6 million from $186.4 million for the year ended December 31, 2008, and slightly decreased as a percentage of segment total revenues to 23.7% from 23.9%.

Operating Income

        Consolidated operating income decreased by 29.5% to $2,555.9 million for the year ended December 31, 2009 from $3,627.3 million for the year ended December 31, 2008. Operating income as a percentage of our total revenues decreased to 25.9% for the year ended December 31, 2009 compared to 30.2% for the year ended December 31, 2008. The decrease of operating income in absolute terms was mainly driven by the depreciation of the functional currencies in our countries of operation against the U.S. dollar combined with the other factors described above. The decrease in the operating income margin was primarily due to an increase in depreciation and amortization, salaries and social contributions and rent expenses as a percentage of our total revenues.

        Russia mobile operating income for the year ended December 31, 2009 decreased by 30.5% to $ 1,945.6 million from $2, 800.7 million for the year ended December 31, 2008. Russia operating income decreased as a percentage of segment revenues to 29.2% for the year ended December 31, 2009 from 35.4% for the year ended December 31, 2008, mainly due to the expansion of our retail network, which resulted in an increase in salaries and social contributions and rent, accelerated by historically lower margins on sales of handsets and accessories. The decrease in Russia mobile operating income margin was also attributable to higher sales and marketing costs as well the loss from the impairment of long-lived assets.

        Russia fixed operating income for the year ended December 31, 2009 decreased by 8.4% to $410.9 million from $448.4 million for the year ended December 31, 2008 mainly as a result of ruble depreciation. The increase in Russia fixed operating income as a percentage of segment revenues to 27.4% for the year ended December 31, 2009 from 25.1% for the year ended December 31, 2008 was mainly due to the integration of our regional pay-TV operations and on-going implementation of cost reduction and cost control programs.

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

Currency exchange and transaction losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2009 were $252.7 million, compared to $562.0 million loss for the year ended December 31, 2008. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2009 and 2008, and the currency exchange and transaction losses we incurred were primarily due to the translation effect of our U.S. dollar-denominated debt as of December 31, 2009 and 2008. The losses decreased in 2009 as compared to 2008 due to the lower depreciation of local currencies against the U.S. dollar during the year ended December 31, 2009 as compared to 2008.

Interest expense

        Consolidated interest expense for the year ended December 31, 2009 increased by $337.5 million, or 144.0%, to $571.9 million from $234.4 million for the year ended December 31, 2008, primarily as a result of the increase in our total indebtedness during the year 2009.

Impairment of investments

        Consolidated impairment of investments loss for the year ended December 31, 2009 comprised $368.4 million compared to $nil for the year ended December 31, 2008. The loss in 2009 included write offs of investments in Svyazinvest and Tammaron Ltd., as described in Notes 15 and 16 to our consolidated financial statements, respectively.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2009 decreased by $15.4 million, or 20.3% to a gain of $60.3 million, compared to a gain of $75.7 million for the year ended December 31, 2008 primarily due to the depreciation of the functional currency in Belarus during the year ended December 31, 2009 and the write off of our investment in Coral/Sistema Strategic Fund as described in Note 14 to our consolidated financial statements.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2009 decreased to $23.3 million, as compared to $29.1 million for the year ended December 31, 2008.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2009, decreased by 32.1% to $505.0 million from $744.3 million for the year ended December 31, 2008. The effective tax rate increased to 33.7% in the year ended December 31, 2009 from 25.4% in the year ended December 31, 2008, mainly due to the effect of settlements with tax authorities related to financial years 2006-2008, changes in valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and valuation of investment in Svyazinvest, recognition of deferred tax liability related to potential earnings distributions from/to our subsidiaries, effect of treasury stock disposal by Comstar and other nondeductible items. Consolidated provision for income taxes decreased in absolute terms mainly due to the currency translation effect and lower net income.

Net income attributable to the non-controlling interest

        Net income/(loss) attributable to the non-controlling interest for the year ended December 31, 2009 decreased by $202.3 million, or 111.0%, to a $20.1 million loss from $182.2 million in income for the year ended December 31, 2008 as a result of a decrease in the net income of MGTS due to the impairment of its investment in Svyazinvest, as well as the foreign exchange and transactions losses incurred on the note payable to Access. See "—Off-balance Sheet Arrangements—Obligations under derivative contracts—Cash flow hedging."

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2009 decreased by $964.9 million, or 48.8%, to $1,014.2 million, compared to $1,979.1 million for the year ended December 31, 2008. Net income as a percentage of revenues was 10.2% in the year ended December 31, 2009 and 16.5% in the year ended December 31, 2008. Net income attributable to the Group for the year ended December 31, 2009 as compared to the year ended December 31, 2008 decreased mainly due to an increase in interest expense, write off of investments, and significant depreciation of our functional currencies against the U.S. dollar during 2009 in all of the countries where we operate.

Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUR 80 billion (equivalent in aggregate to $2.6 billion as of December 31, 2010). Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately $3.8 billion as of December 31, 2010. We repaid approximately $5,642.0 million of indebtedness in 2010. As of December 31, 2010, the total amount available to us under our credit facilities amounted to $2,959.3 million. We had total indebtedness of approximately $7.2 billion as of December 31, 2010, including capital lease obligations, compared to approximately $8.3 billion as of December 31, 2009. Our total interest expense for the years ended December 31, 2009 and 2010, was $571.9 million and $777.3 million, net of amounts capitalized, respectively. See Note 18 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2008, 2009 and 2010 were $2,612.8 million, $2,328.3 million and $2,647.1 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2011 to be approximately 22-24% of our total 2011 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue the build-out of our 3G and backbone networks as well as the development of our proprietary retail chain in Russia. We expect that the development of our 3G network and modernization of our fixed line networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, $211.9 million, $1,616.4 million and $934.9 million (net of cash acquired) in 2008, 2009 and 2010, respectively, were spent to acquire businesses. Part of the consideration paid in connection with our acquisition of an 11.06% stake in Comstar in December 2009 was comprised of MTS common shares. Subsequently, we increased our ownership stake in Comstar from 61.97% (or 64.03% excluding treasury shares) in December 2009 to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. See "Item 3. Key Information" and Note 3 to our audited consolidated financial statements. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2010, $492.2 million are due in 2011, $892.0 million are due in 2012 and $328.6 million are due in 2013. Of our bank loans outstanding as of December 31, 2010, $256.1 million is due in 2011, $190.8 million is due in 2012 and $717.2 million is due in 2013. We generally use the proceeds from our financing activity for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of $1,257.5 million (including dividends on treasury shares of $36.5 million) for the year 2007, $1,265.5 million (including dividends on treasury shares of $45.6 million) for 2008, of which $1.1 million remained payable as of December 31, 2009, and $991.2 million (including dividends on treasury shares of $38.0 million) for 2009, of which $0.6 million remained payable as of December 31, 2010.

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

        As of December 31, 2010, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2010, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2010)	Amount
			(in thousands of U.S. dollars)
MTS International Funding Notes due 2020	USD	8.625%	750,000
MTS Finance Notes due 2012	USD	8.00%	400,000
MTS OJSC Notes due 2013	RUR	7.00%	13,249
MTS OJSC Notes due 2014(1)	RUR	16.75%	492,176
MTS OJSC Notes due 2015	RUR	7.75%	39,823
MTS OJSC Notes due 2016(1)	RUR	14.25%	492,176
MTS OJSC Notes due 2017	RUR	8.70%	328,117
MTS OJSC Notes due 2018(1)	RUR	8.00%	315,337
MTS OJSC Notes due 2020(1)	RUR	8.15%	492,176
Less: unamortized discount			(202)

Total notes			3,322,852
Less: current portion			(492,176)

Total notes, long-term			2,830,676

(1)
We are unconditionally obligated to repurchase these notes at par value plus accrued interest at the option of the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are listed below. For additional information, see Note 18 to our audited consolidated financial statements.

        The dates on which the new coupon will be announced for each note issue are as follows:

MTS OJSC Notes due 2014	May 2011	(1)
MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

(1)
In May, 2011, we announced a new coupon rate of 7.6% for our ruble-denominated Notes due 2014. In addition, we repurchased the Notes from the eligible noteholders for a total amount of RUR 1.1 billion (approximately $39.2 million as of May 19, 2011). The new coupon rate is valid until the Notes mature.

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 and 2012 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. We are also prohibited from having any judgment, decree or order for payment of money in an amount exceeding $10.0 million for MTS Finance Notes and $15.0 million for MTS International Funding Notes unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        On November 11, 2010, an international arbitration tribunal constituted under the rules of the London Court of International Arbitration rendered an award with regards to arbitration commenced by Nomihold Securities Inc. in January 2007. The award requires our subsidiary, MTS Finance, to honor Nomihold's option to sell to MTS Finance the remaining 49% stake in Tarino Limited for $170 million, plus $5.88 million in damages and $34.0 million in interest to compensate it for related costs. MTS Finance applied to the arbitration tribunal for correction of the award, however the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against us, prior to the date these consolidated financial statements were issued, we obtained consents from the noteholders of MTS Finance Notes due 2012 and MTS International Notes due 2020 and from certain banks, except for Barclays Bank, to (1) waive certain defaults and events of default which might arise under the loan agreements as a result of and in connection with the award, and (2) agree on certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award. Therefore, we classified the notes and bank loans in accordance with their original maturity dates in its consolidated statement of financial position as of December 31, 2010, except for the credit facility with Barclays Bank classified as current and fully repaid in February 2011.

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

        We believe that we were in compliance with all our note covenants as of December 31, 2010.

Bank loans

        As of December 31, 2010, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2010)	Amount outstanding at December 31, 2010
			(in thousands of U.S. dollars)
USD-denominated
Skandinavska Enskilda Banken AB	2011 - 2017	LIBOR+0.23% - 1.8% (0.68% - 2.26%)	242,013
EBRD	2011 - 2014	LIBOR+1.51% - 3.1% (1.97% - 3.56%)	116,667
HSBC Bank plc and ING BHF Bank AG	2011 - 2014	LIBOR+0.3% (0.76%)	71,244
Citibank International plc and ING Bank N.V.	2011 - 2013	LIBOR+0.43% (0.88%)	62,486
HSBC Bank plc, ING Bank and Bayerische Landesbank	2011 - 2015	LIBOR+0.3% (0.76%)	59,570
Commerzbank AG, ING Bank AG and HSBC Bank plc	2011 - 2014	LIBOR+0.3% (0.76%)	51,285
Barclays	fully repaid in February 2011	LIBOR+0.13% - 0.15% (0.59% - 0.61%)	46,047
ABN AMRO Bank N.V.	2010 - 2013	LIBOR+0.35% (0.81%)	18,861
Other	2010 - 2013	various	7,569

			$675,742
EUR-denominated
Credit Agricole Corporate Bank and BNP Paribas	2011 - 2018	EURIBOR+1.65% (2.88%)	52,159
LBBW	2011 - 2017	EURIBOR+0.75% (1.98%)	43,201
Bank of China	2011 - 2016	EURIBOR+1.95% (3.18%)	35,123
ABN AMRO Bank N.V.	2010 - 2013	EURIBOR+0.35% (1.58%)	13,740
Other(1)	2010 - 2012	various	3,060

			$147,283
RUR-denominated
Sberbank(2)	2015 - 2017	8.95%	1,968,704
Bank of Moscow	2013	8.00% - 9.50%	459,364
Gazprombank	2013 - 2015	8.75%	498,738
Sberbank	2011	10.5%	19,234
Other	2010 - 2012	various	34,377

			$2,980,417
Other
Debt-Related Parties(3)	2011 - 2012	various	14,563

			$14,563
Total bank loans			$3,818,005
Less: current portion			(256,052)

Total bank loans, long-term			$3,561,953

(1)
Equipment with fair value of approximately $9.2 million as of December 31, 2010, is pledged as collateral against the outstanding liability of $5.6 million due to IG Bank Evrazia.

(2)
Each of our ruble-denominated Sberbank loan facilities provides that Sberbank may unilaterally change the interest rate including, without limitation, in the event of an increase in the CBR refinance rate. An increase in the interest rate is subject to a minimum 60-day prior notice from Sberbank, and a decrease in the interest rate is subject to a 30-day notice.

(3)
Amount includes various loans received from related parties. A vendor financing agreement between K-Telecom and Intracom, a related party, with total outstanding amount as of December 31, 2010 of $14.3 million is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $8.2 million.

        See also Note 18 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or undertake any form of capital reduction. Most of the loans also include an event of default involving the rendering of a judgment against us requiring payment of money in an amount in excess of $10.0 million and the continuance of any such judgment unsatisfied and in effect for any period of 60 consecutive calendar days without a stay of execution. We have obtained the waivers for all facility agreements except for the credit facility of Barclays, where such event of default was in place, to ensure that any events relating to the dispute with Nomihold described above will not be treated as an event of default. We fully repaid the outstanding amount of debt to Barclays on February 2, 2011. We believe that we are in compliance with our loan covenants as of December 31, 2010.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2010:

Payments due in the year ended December 31,	Notes	Bank Loans
	(in thousands of U.S. dollars)
2011	$492,176	$256,052
2012	891,973	190,750
2013	328,586	717,194
2014	—	437,507
2015	531,999	800,815
Thereafter	1,078,118	1,415,687

Total	$3,322,852	$3,818,005

        In addition, we had capital lease obligations in the amount of $4.1 million and $19.7 million as of December 31, 2009 and 2010, respectively. The terms of our material debt obligations are described in Note 18 to our audited consolidated financial statements.

        Subsequent to December 31, 2010, we repaid approximately $189.2 million (based on the ruble and Euro exchange rates as of the payment dates) in short-term and long-term indebtedness.

        In addition, Sistema, which currently controls 50.8% of our total charter capital 52.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema's notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2008 (restated)(1)	2009 (restated)(1)	2010
	(in thousands of U.S. dollars)
Cash flows:
Net cash provided by operating activities	$5,027,000	$3,592,230	$3,617,170
Net cash used in investing activities	(2,698,386)	(2,372,171)	(2,181,627)
Net cash (used in)/provided by financing activities	(1,679,647)	130,949	(3,036,442)
Effect of exchange rate changes on cash and cash equivalents	(340,292)	42,015	(417)

Net increase/(decrease) in cash	$308,674	$1,393,023	$(1,601,316)

Cash outlays for:
Capital expenditures(2)	$(2,612,825)	$(2,328,309)	$(2,647,117)
Acquisition of subsidiaries, net of cash acquired	$(86,951)	$(270,540)	$(195,106)
Cash payments for the acquisition of subsidiaries from related party and non-controlling interests	$(124,960)	$(1,345,820)	$(739,756)

(1)
See Note 2 to our consolidated financial statements.

(2)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2010, net cash provided by operating activities was $3,617.2 million, an increase of 0.7% from the year ended December 31, 2009. This increase was primarily attributable to an increase in total revenues due to the growth of our subscriber base and the resulting increased usage of mobile services by our subscribers. During the year ended December 31, 2010, we recorded a positive free cash flow of $1,528.6 million, which is calculated by us as net cash provided by operating activities less capital expenditures, investments, other than short-term investments, and acquisition of subsidiaries as shown below:

Year Ended December 31, 2010
Net cash provided by operating activities	3,617.2

(in millions of U.S. dollars)
Less:
Purchases of property, plant and equipment	(1,914.3)
Purchases of intangible assets	(732.8)
Proceeds from sale of property, plant and equipment	6.8
Proceeds / (purchases) of other investments	749.7
Investments in and advances to associates	(2.9)
Acquisition of subsidiaries, net of cash acquired	(195.1)

Free cash flow	1,528.6

        Net cash used in investing activities in the year ended December 31, 2010 was $2,181.6 million, a decrease of 8.0% from the year ended December 31, 2009. The decrease was mainly due to a decrease in cash spent on the acquisition of subsidiaries. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2010 increased by $318.8 million. The cash outflow relating to short term and other investments in the form of deposits and loans also increased by $267.2 million. The effect of higher investing was partially offset by cash inflow from the sale of shares in Svyazinvest, which amounted to $843.2 million.

        Net cash provided by financing activities in the year ended December 31, 2010 was $3,036.4 million, compared to $130.9 million provided in the year ended December 31, 2009. The change was due to a significant increase in proceeds from loans, offset by loan principal paid during the year and cash payments made for the acquisition of subsidiaries from related parties.

        For the year ended December 31, 2009, net cash provided by operating activities was $3,592.2 million, a decrease of 28.5% from the year ended December 31, 2008. This decrease was primarily attributable to a decline in our total revenues which, in turn, was mainly due to the depreciation of the ruble and other local currencies, which more than offset the growth of our subscriber base and the resulting increased usage of mobile services by our subscribers. During the year ended December 31, 2009, we recorded a positive free cash flow of $1,067.4 million, which reconciles to net cash provided by operating activities as follows:

Year Ended December 31, 2009
Net cash provided by operating activities	3,592.2

(in millions of U.S. dollars)
Less:
Purchases of property, plant and equipment	(1,942.4)
Purchases of intangible assets	(385.9)
Proceeds from sale of property, plant and equipment	28.6
Proceeds / (purchases) of other investments	43.4
Investments in and advances to associates	2.0
Acquisition of subsidiaries, net of cash acquired	(270.5)

Free cash flow	1,067.4

        Net cash used in investing activities in the year ended December 31, 2009, was $2,372.2 million, a decrease of 12.1% from the year ended December 31, 2008. The decrease was mainly due to a decrease in cash spent on the acquisitions of property, plant and equipment and intangible assets, which was due to the depreciation of the ruble and other local currencies.

        Net cash provided by financing activities in the year ended December 31, 2009, was $130.9 million, compared to $1,679.6 million used in the year ended December 31, 2008. The change was due to a significant increase in proceeds from loans, offset by loan principal paid during the year and cash payments made for the acquisition of a majority stake in Comstar.

Liquidity

        As of December 31, 2010, we had total cash and cash equivalents of $927.7 million ($506.4 million in rubles, $243.4 million in U.S. dollars, $28.4 million in euros, $45.3 million in Ukrainian hryvnias, $91.2 million in Uzbek soms, $10.6 million in Turkmenistan manat, $2.2 million in Armenian dram and $0.2 million in other foreign currencies). In addition, as of December 31, 2010, we had short-term investments of $333.6 million, mostly in promissory notes and deposits in various banks. We also had $2,959.3 million available under existing credit facilities as of December 31, 2010. For a description of our outstanding external financing, see Note 18 to our audited consolidated financial statements.

        As of December 31, 2010, we had a working capital deficit of $38.5 million compared to a surplus of $122.3 million as of December 31, 2009. The decrease in working capital was mainly attributable to a decrease in our total cash and cash equivalents partially offset by a decrease of current debt balance and an increase in trade receivables, short term investments, inventories and VAT receivable.

        We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2008, 2009 and 2010 that was distributable under Russian legislation amounted to $1,631.6 million, $1,055.4 million and $903.2 million, respectively.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $1.3 million, $75.0 million and $127.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. See also Note 2 to our audited consolidated financial statements.

Impairment of Assets Held for Sale

        We account for our existing assets held for sale in accordance with the authoritative guidance on property, plant and equipment and report the assets at the lower of its carrying amount or fair value less costs to sell. If the initial plan for sale of assets is reconsidered, we determine the fair value of assets held for sale using the discounted cash flow based on the expected timing of the sale. No impairment loss was recorded during the years ended December 31, 2008, 2009 and 2010. See also Note 2 to our audited consolidated financial statements.

Investments impairment

        Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. In 2009, we recorded an impairment loss of $349.4 million relating to Comstar's investment in Svyazinvest and a $21.2 million loss relating to our investment in Tammaron Ltd. See Notes 15 and 16 to our audited consolidated financial statements.

Impairment of Goodwill

        Goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in a purchase business combination and is not amortized. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. As of December 31, 2010, the fair value was significantly in excess of the carrying value for all reporting units with the exception of Uzbekistan, and the carrying value of goodwill attributable to Uzbekistan reporting unit is less than 1% of our total assets. See Note 12 to our audited consolidated financial statements.

Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 32 to our audited consolidated financial statements.

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

New Accounting Pronouncements

        In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, is not expected to have a significant impact on our consolidated financial statements. There were no other accounting pronouncements during the year ended December 31, 2010 that had or may have a material impact on our financial position, operating results and disclosures.

Trend Information—Mobile Operations

Sales

        In 2010, our mobile revenues in Russia and Ukraine increased by 16.8% and 2.3%, respectively. Our mobile subscriber base increased by 5.66% to approximately 103.35 million subscribers as of December 31, 2010, from approximately 97.8 million as of December 31, 2009. We expect our consolidated subscriber base to continue growing in 2011 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2011 based on rising sales of handsets and growth in voice and data usage. However, foreign exchange volatility could have a negative effect on our U.S. dollar-denominated revenues in 2011.

        Average monthly service revenue per subscriber in Russia increased to $8.3 for the year ended December 31, 2010, from $7.8 for the year ended December 31, 2009. Average monthly minutes of use per subscriber in Russia increased from 213 minutes in 2009 to 234 minutes in 2010 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic. We expect average monthly service revenue per subscriber in Russia to remain stable in 2011 as subscribers adapt to the new conditions following the impact of the economic slowdown during which they migrated to cheaper tariffs and decreased their usage of premium services. We also believe that the growth rate of average monthly minutes of use per subscriber could remain stable mainly due to continued lower consumption, in particular, of higher-value products like roaming and long distance calling, by corporate, high-end and mass-market users.

        In Ukraine, our subscriber base increased to approximately 18.2 million subscribers as of December 31, 2010, from 17.6 million subscribers as of December 31, 2009. In Ukraine, average monthly service revenue per subscriber remained stable at UAH 38.1 ($4.8 in 2010; $4.7 in 2009). The average monthly minutes of use per subscriber increased from 462 minutes in 2009 to 535 minutes in 2010 due to the introduction and promotion of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive on-net calling rates and tariffs providing for a flat amount of monthly minutes. In 2011, we expect revenues to increase mainly due to robust customer growth. We expect the average monthly minutes of use per subscriber will remain stable in 2011. We expect MTS Ukraine's subscriber base to increase in 2011 due to an attractive price to value ratio, a policy of regionalization and the ongoing development of new customer segments.

        Our subscriber base in Uzbekistan, Turkmenistan and Armenia grew by 2.8 million to 13.7 million subscribers in 2010, compared to approximately 10.9 million subscribers in 2009. Of these countries, Uzbekistan had the largest subscriber base, with approximately 8.8 million subscribers as of December 31, 2010, as well as the most significant growth, with a 1.7 million increase in its subscriber base in 2010 compared to 2009. On December 21, 2010, our primary operating license in Turkmenistan was suspended by the Ministry of Communication of Turkmenistan and we therefore do not currently conduct commercial mobile operations in Turkmenistan. For additional information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" We expect that our subscriber base will continue to grow in Uzbekistan and Armenia, which have low penetration rates relative to Russia and Ukraine. However, the rate of growth may be impacted by continued macroeconomic volatility and increasingly competitive operating environments. The average monthly service revenue per subscriber decreased from $5.3 in 2009 to $4.7 in 2010 for Uzbekistan, from 28.4 manats ($10.0) to 21.7 manats ($7.6) in Turkmenistan, and from 3,266.7 dram ($9.0) to 2,812.3 dram ($7.5) in Armenia, as rising penetration often leads to the addition of lower-value subscribers to the network. The decrease was mainly attributable to a decline in tariffs. We expect the average monthly service revenue per subscriber in Uzbekistan and Armenia to continue declining mainly due to the growth of competition on these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM-card usage per person.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2010, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. In 2010, business activity increased in Russia, the unemployment rate declined, consumption and spending grew and the ruble appreciated against the U.S. dollar. We expect these macroeconomic trends in Russia to continue throughout 2011. The Ukrainian wireless telecommunications market has been characterized by intense competition among a few national mobile operators in recent years. In April 2010, the competitive environment changed after Vimpelcom Ltd. completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. In October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management. Mobile penetration in Ukraine decreased to 118.1% in 2010 as compared to 116.9% in 2009, according to AC&M-Consulting. In 2010, Astelit, one of our competitors operating in Ukraine, modified its definition of active subscribers, which negatively impacted the total number of registered and three-month active subscribers in Ukraine.

        We expect a challenging operating environment in 2011 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition, significant changes in the mobile retail market in Russia and our entrance to the fixed voice and broadband segment of the telecommunications market. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar in 2008 and 2009. In 2010, we observed a reduction in exchange rate volatility, which gives us reason to expect further stabilization in exchange rates. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro- denominated debt. For further information on these risks, see "—Certain Factors Affecting our Financial Position and

Results of Operations—Currency Fluctuation," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia increased to 45.9% during the year ended December 31, 2010, as compared to 38.3% for the year ended December 31, 2009, as consumers became more price sensitive and more likely to switch tariffs and operators for lower-priced tariff plans and offers due to the competitive environment. We expect that the development and expansion of our proprietary monobrand retail network in Russia will enable us to reduce our churn rate in 2011, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 31% for the year ended December 31, 2010, from 40.0% for the year ended December 31, 2009. This decrease was achieved by adjusting and changing our tariffs in response to changes in the market and economic environment and focusing on subscriber base management.

Trend Information—Fixed line Operations

Sales

        In 2010, our fixed line revenues increased by 16.7% to $1,748.9 million from $1,498.2 million in 2009. Our residential subscriber base increased to approximately 7.8 million subscribers as of December 31, 2010, from approximately 6.8 million as of December 31, 2009, or by 14.7%. Our corporate subscriber base increased to approximately 168,000 subscribers as of December 31, 2010, from approximately 149,000 as of December 31, 2009, or by 12.8%. The number of interconnected operators increased to 850 as of December 31, 2010, from 810 as of December 31, 2009, or by 4.9%. We expect our consolidated subscriber base to grow in 2011 as a result of attractive market offers and our continued marketing and advertising campaigns. We also expect modest ruble revenue growth in 2011 driven by the increase in regulated tariffs for MGTS voice services that took effect from January 1, 2011, as well as the growth in long-distance traffic volumes and the development of our broadband business in the regions. The majority of our fixed line tariffs are in rubles, which is our functional currency in Russia. As a result, a rise in the value of the ruble against the U.S. dollar results in an increase in revenue when we translate our ruble revenues into U.S. dollars, our reporting currency.

        We believe our growth in 2010 was generally in line with our sales and marketing efforts aimed at maintaining subscriber loyalty and stimulating usage, including the introduction of various new tariff plans, and an increase in the use of value-added services. However, we expect that average monthly revenue per subscriber in Russia will continue to be adversely impacted by current economic conditions and an increase in competition in the telecommunications market, which may result in subscribers' continued migration to cheaper tariffs. See also "—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations."

Russia

        Russia is the largest market for us, both in terms of subscribers and revenue. In 2010, the Russian market remained generally stable and included high broadband and fixed voice penetration in Moscow, strong demand for broadband services in the regions, generally positive usage trends and increased consumption of data services and value-added services.

Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under guarantee contracts

        In 2006, MGTS became a guarantor under a credit facility provided to InvestSvyazHolding, a subsidiary of Sistema, by Komercni banka, a.s., Prague. The credit line for the total amount of €5.6 million was repaid in February 2011. MGTS' guarantee amounted to $0.9 million as of December 31, 2010.

        In 2006, MGTS became a guarantor under a credit facility provided to MBRD, a subsidiary of Sistema, by Bankgesellschaft Berlin AG, Berlin. The credit line for the total amount of €2.1 million matures in June 2011. MGTS' guarantee amounted to $0.3 million as of December 31, 2010.

        Under these guarantees, we could be potentially liable for a maximum amount of $1.2 million in the event of the borrowers' default under the obligations. As of December 31, 2010, no event of default has occurred under any of the guarantees issued by us. We do not recognize a liability at inception for the fair value of the guarantor's obligation, as provisions of ASC 460 "Guarantees" do not apply to the guarantees issued between corporations under common control.

Obligations under derivative contracts

Cash flow hedging

        In 2009, 2008 and 2007, we entered into variable-to-fixed interest rate swap agreements to manage the exposure to changes in variable interest rate related to debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2010 mature in 2012-2015.

        In 2009, we entered into several cross-currency interest rate swap agreements with various banks. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly effective hedges. Our cross-currency interest rate swap contracts outstanding as of December 31, 2010 mature in 2011.

Derivative instruments not designated as hedges

  Foreign currency contracts

        In 2009 and 2010, we entered into foreign currency option agreements with HSBC and BNP Paribas to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. According to the agreements, we have put and call option rights to acquire $330.0 million in U.S. dollars at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will 2011-2012.

        In December 2008, to mitigate the foreign currency exchange rate risks related to the U.S. dollar-denominated notes payable to Access, we entered into forward contracts with MBRD to acquire $32.0 million and $68.0 million in U.S. dollars in January and February 2009, respectively, at a rate of RUR 27.85 per one U.S. dollar. We measured fair value of these forward contracts using inputs other than quoted prices ("Level 2" Inputs of the hierarchy established by the U.S. GAAP guidance). In the year ended December 31, 2009, the instruments were redeemed. Net cash proceeds from the redemption of the instruments in the amount of $20.2 million was included in operating activities in our consolidated statement of cash flows. See Note 22 to our audited consolidated financial statements.

  Option agreements

        On December 23, 2010, simultaneously with the meeting of MTS' shareholders, the meeting of Comstar-UTS' shareholders approved the reorganization of Comstar-UTS through the statutory merger into MTS OJSC. In accordance with Russian legislation, shareholders who voted against or did not vote have the right to sell their shares back to us for cash at a price set by our Boards of Directors, subject to the statutory limit of 10% of our net asset value under Russian Accounting Standards. Eligible shareholders must file a buyout demand no later within no later than 45 (forty five) days after the adoption of the resolution on reorganization. The buy-out of shares shall be carried out within 30 days after the expiry of the period set for the buyout demand being made. The fair value of our liability under the put option as of December 31, 2010, was estimated at $11.6 million using an option pricing model.

        In the third quarter of 2008, to mitigate our exposure under Comstar's employee phantom option program introduced in April 2008, we acquired a phantom call option on the GDRs of Comstar for $19.4 million from an investment bank. The amount of cash paid was included in investing activity in our consolidated statement of cash flows for the year ended December 31, 2008. The agreement entitled us to receive in the second quarter of 2010 a payment equal to the difference between the average of daily volume-weighted average trading prices of Comstar's GDR on the London Stock Exchange for the period between February 1 and March 31, 2010 and the phantom option exercise price of $10.2368, if positive, multiplied by 9,000,000. We estimated the fair value of the instrument using an option pricing model ("Level 3" Inputs of the hierarchy established by the U.S. GAAP guidance) and re-measured it as of each balance sheet date. The call option expired unexercised in April 2010. See Note 22 to our audited consolidated financial statements.

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

        See also Note 22 to our audited consolidated financial statements.

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom CJSC, a wireless telecommunication operator in Armenia. In connection with this acquisition, we also entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010. The exercise price will be determined by an independent investment bank at the date the option is exercised. The option is valid until December 31, 2016. See Note 28 to our audited consolidated financial statements for details.

        In December 2005, our wholly owned subsidiary MTS Finance S.A. acquired a 51.0% stake in Tarino Limited (Tarino) from Nomihold Securities Inc. (Nomihold) for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for "Option Shares," representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million. The put and call options were recorded at fair value, which approximated $nil at December 31, 2005 in the consolidated balance sheet. At December 31, 2009, and December 31, 2010, a liability of $170.0 million was recorded in our audited consolidated financial statements in connection with this option. See Note 32 to our audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2010:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in thousands of U.S. dollars)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	748,228	2,128,503	1,770,322	2,493,804	7,140,857
Interest Payments(2)	604,922	908,133	627,316	524,314	2,664,685
Capital Lease Obligations	10,461	17,395	241	0	28,097
Operating Lease Obligations	337,470	43,340	15,482	75,265	471,557
Purchase Obligations(3)	291,497	125,321	1,076	3,469	421,363
Asset retirement obligation	—	—	—	78,039	78,039

Retirement and post-retirement obligation	3,391	7,871	9,874	21,294	42,430

Payments related to business acquisitions	23,281				23,281

Uncertain Income Tax Position	13,993	—	—	—	13,993

Total	2,033,243	3,230,563	2,424,311	3,196,185	10,884,302

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2010, scheduled maturities for the debt and interest rates effective as of December 31, 2010. We calculate interest payments on ruble-denominated bonds until the dates of their respective put options, as described in Note 18 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. In August 2008, we entered into an agreement with Apple Sales International, or Apple, to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over the three year period. In 2010 and 2009, we made 7.5% and 0.4% of our total purchase installment contemplated by the agreement, respectively. The amounts in the table do not include our obligation, if any, to purchase iPhones under our agreement with Apple as we are unable to reasonably estimate the amount and timing of such obligation. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management Key Biographies

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board, Non-Executive Director
Alexei N. Buyanov	1969	Vice Chairman of the Board, Non-Executive Director
Anton V. Abugov	1976	Non-Executive Director
Sergei A. Drozdov	1970	Non-Executive Director
Charles W. Dunstone(1)	1964	Non-Executive Independent Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Paul J. Ostling(1)(2)	1948	Non-Executive Independent Director
Tatiana V. Yevtoushenkova	1976	Non-Executive Director
Mikhail V. Shamolin	1970	Non-Executive Director
Andrey A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer
Alexey V. Kornya(3)(4)	1975	Vice President—Chief Financial Officer
Andrei E. Ushatsky(3)	1974	Vice President—Chief Technology Officer
Frederic Vanoosthuyze(3)	1973	Vice President—Information Technology
Andrei B. Terebenin(3)(4)	1962	Vice President—Corporate Communications
Nikolay I. Sorokin	1966	Vice President—Corporate Security
Mikhail Y. Gerchuk(3)	1972	Vice President—Chief Commercial Officer
Alexander V. Popovskiy(3)	1977	Vice President—Director of MTS Russia Business Unit
Vasil I. Latsanych	1972	Head—MTS Ukraine
Sergey B. Nikonov(3)	1960	Vice President—Human Resources and Administration
Oleg Y. Raspopov(3)	1966	Vice President—Director of MTS Foreign Subsidiaries Business Unit
Dr. Michael Hecker(3)	1970	Vice President—Strategy, Mergers and Acquisitions and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Chief Legal Officer, Corporate and Legal

(1)
Member of the Remuneration and Appointments Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema since May 2009. He is currently a member of the Board of Directors and a member of the Management Board of Sistema and serves as Chairman of the Board of Directors of various Sistema-affiliated companies, including Sistema Mass Media, Sistema Shyam Teleservices Ltd. and Sky Link. He is also a member of the Board of Directors of Tata Consultancy Services, a member of the Supervisory Board of Munich Reinsurance, and a member of the International Advisory Board of The Blackstone Group. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and as Vice Chairman of the Board since June 2009. He served as Chairman of our Board of Directors from June 2007 until February 2008. Mr. Buyanov has served as Senior Vice President of Sistema and Chief of the Finance and Investments Department since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the Board of Directors of various other companies affiliated with Sistema, including MFB, ANK Bashneft, Intourist, Ecu Gest Holding S.A. and MBRR.

        Anton V. Abugov has served as one of our Directors since June 2008. In addition, Mr. Abugov serves on the Board of Directors of various other companies affiliated with Sistema, including ANK Bashneft, Bashkirenergo and NK RussNeft. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. He is also a member of the Strategy Committee and the Investor Relations Committee at Sistema and is a member of our Strategy Committee. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group (UFG) in different positions, including head of corporate finance from 1999 to 2002.

        Sergei A. Drozdov has served as one of our Directors since June 2007. Mr. Drozdov serves on the Board of Directors of certain Sistema-affiliated companies, including, among others, Reestr, Sistema Mass Media and Sistema Hals. Between 2003 and 2008, Mr. Drozdov served on the Board of Directors of Sistema. Since April 2005, Mr. Drozdov has served as Senior Vice President and Chief of the Property Department at Sistema. From 2002 to 2005, Mr. Drozdov was a Director and First Vice President of Sistema and, from 1998 to 2002, he served as Vice President, Acting President and First Vice President of Sistema-Invest. He also managed the Department of Development and Investments at Sistema from 1995 to 1998.

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

        Stanley P. Miller has served as one of our Directors since June 24, 2010. From 1998 to 2010, Mr. Miller served as Chief Executive Officer at KPN, Netherlands (since 2005, KPN Mobile International). From 2005 to 2010, he served as Chief Executive Officer and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was Chief Executive Officer and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as a member of the Board of Directors of AINMT (AB) Sweden, KPN Royal N.V., E-Plus GmbH Germany, Arrow Creek Investments 75 (PTY) LTD South Africa.

        Paul J. Ostling has served as one of our Directors since June 2007. Prior to joining us, Mr. Ostling served as the Global Chief Operating Officer at Ernst & Young from 2003 to 2007. From 1977 to 2007, he held a number of positions at Ernst & Young, including Global Executive Partner from 1994 to

2003; Vice Chairman and National Director of Human Resources from 1985 to 1994; and Associate and Assistant General Counsel from 1977 to 1985. Between 2007 and 2009, Mr. Ostling was the Chief Executive Officer of KUNGUR Oilfield Equipment & Services. Mr. Ostling currently serves as the General Director of Phoenix Neftegaz Service. In addition, he serves as a member of the Boards of Directors of PromSvyazBank, Innolume GmbH and the Domodedovo Moscow Airport, the Vice-Chairman of the Business Council for International Understanding, Chairman of the Board of Directors of Imagine Entertainment Music and the Deputy Chairman of the Board of Directors of Cool NRG.

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

        Mikhail V. Shamolin has served as one of our Directors since October 2008. Since March 2011, Mr. Shamolin has also served as President of Sistema. He served as our President and Chief Executive Officer from May 2008 to March 2011. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, he served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co. Mr. Shamolin has served on the board of the GSM Association since July 2008.

        Andrey A. Dubovskov has served as our President and Chief Executive Officer since March 5, 2011. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Alexey V. Kornya has served as our Vice President—Finance and Investments since June 4, 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 21, 2008. Mr. Kornya serves as our Chief Financial Officer. He is a member of our Management Board and a member of the Management Board of RTC and a member of the Management Board and Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2009, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as Chief Financial Officer of our Urals Macro-Region branch from July 2004 to November 2004.

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

        Nikolay I. Sorokin has served as our Vice President—Corporate Security since March 2011. Prior to joining us, he served as Deputy General Director—Corporate Security in OJSC "Detskiy Mir—Centr" from 2010 to 2011. Mr. Sorokin served as Adviser to the President of All-Russia Public Organization "Russian Football Alliance" from 2005 to 2009. From 1990 to 2005, he served in the Federal Security Service of the Russian Federation.

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

        Alexander V. Popovskiy has served as our Vice President—Director of MTS Russia Business Unit since March 2011. From August 2008 to March 2011, he served as the General Director of MTS Russia Business Unit. From June 2007 to August 2008, Mr. Popovskiy served as the head of the South macro-region, and from July 2004 to June 2007, he served as the head of the Povolzhye North-West macro-region. He joined us in April 2001 as director of operations in the town of Kirov.

        Vasil I Latsanych has served as Acting Head—MTS Ukraine since March 4, 2011. From October 2005 to March 2011, Mr. Latsanych served as Marketing Director of MTS Ukraine. Prior to joining us, Mr. Latsanych served as Marketing Director at Coca-Cola Bottlers Siberia and Coca-Cola Krasnoyarsk. From 1996 to 1999, Mr. Latsanych held various management positions at Coca-Cola Amatil Ukraine Ltd and Coca-Cola Beverages Ukraine.

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

        Dr. Michael Hecker has served as our Vice President—Strategy, Mergers and Acquisitions and Corporate Development since January 2011. From April 2008 to January 2011, Dr. Hecker served as our Vice President—Strategy and Corporate Development. From May 2006 to April 2008, he served as the Head of our Strategy Department and the Director for Strategic Projects. Prior to joining us, Dr. Hecker worked at A.T. Kearney Europe from 2000 to 2006 where he held several consulting positions.

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

        Our directors were elected at the annual general shareholders' meeting on June 24, 2010 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 27, 2011. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2010 an aggregate amount of approximately $18.7 million for services in all capacities provided to us; this amount was comprised of $10.9 million in base salaries and $7.8 million in bonuses paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

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

        Compensation costs under the above stock option plan of $3.1 million were recognized in our consolidated statements of operations during the year ended December 31, 2008.

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

        The amended program also contains a CEO stock option plan providing for the award to our chief executive officer of stock options for up to 651,035 of our ADSs. The award vesting period is up to two years from the grant date, contingent upon the continued employment of the chief executive officer with us. The award will vest only if, at the end of the vesting period, we are among the top 20 mobile operators in the world and the top mobile operator in Russia and CIS, in each case in terms of revenue, and the cumulative percentage of our market capitalization growth since the grant date exceeds the pre-determined threshold of 15%. The first tranche of 390,621 ADSs was granted in May 1, 2008 and then forfeited due to the resignation of the chief executive officer in May 29, 2008. The second tranche of 260,414 ADSs was granted in July 1, 2008 to our current chief executive officer. Stock options have an exercise price of $79.63 per ADS. Stock options granted to our chief executive officer expired unexercised in July 2010.

        Compensation costs under the CEO stock option plan of $1.2 million and $0.6 million were recognized in our consolidated statements of operations during the years ended December 31, 2009 and 2010.

        As of December 31, 2010, there was no unrecognized compensation cost related to non-vested stock-based compensation awards under the CEO stock option plan.

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

        The reversal of compensation cost accrued in 2007 under the 2007 phantom share program in the amount of $0.5 million and was recognized in the consolidated statements of operations for the year ended December 31, 2009. Related deferred tax expense amounted to $0.1 million.

        The reversal of compensation cost accrued in 2007 under the 2007 phantom share program in the amount of $8.9 million and was recognized in the consolidated statements of operations for the year ended December 31, 2008. Related deferred tax expense amounted to $1.8 million.

        In May and July 2008, we granted phantom shares to key employees representing 4,562,830 ADSs and 2,113,886 ADSs, respectively. The awards vest in 14 and 24 months after the grant date contingent upon continuing employment with us and have the exercise price of $75.25 and $79.63 per ADS, respectively. All these phantom shares expired unexercised in July 2009 and 2010.

        The reversal of compensation cost accrued in 2008 under the 2008 phantom share program in the amount of $0.07 million was recognized in the consolidated statements of operations for the year ended December 31, 2010. Related deferred tax expense amounted to $0.01 million.

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

        As of December 31, 2008 and 2009, there was $3.1 million and $0.02 million, respectively, of total unrecognized compensation cost related to non-vested phantom shares. This amount is expected to be recognized over a weighted average period of 0.5 years. As of December 31, 2010, there was no unrecognized compensation cost related to non-vested phantom shares.

Employee Long-Term Incentive Program Established in 2009

        In December 2009, our Board of Directors approved a long-term incentive program for employees which provides for a monetary remuneration for top- and mid-level management upon completion of the years 2010, 2011 and 2012. The amount of remuneration is based on the price of MTS' ADS and the number of phantom ADSs allocated to employees. At the end of each calendar year, the program participants are entitled to a cash payment equal to one third of the total number of phantom ADSs granted multiplied by the weighted average market share price during the sixty trading days preceding the vesting date. Following the participant' request, monetary compensation may be postponed until the end of the next vesting period (one calendar year). One phantom ADS granted to an employee contains five MTS' shares. During the year ended December 31, 2010, 444,417 ADSs were granted to the participants. Average market share price is calculated based on the quoted prices of MTS' ADS on the NYSE. The award vests on each of December 31, 2010, 2011 and 2012 contingent upon the continuing employment of the participants.

        131,229 of the phantom ADSs outstanding as of December 31, 2010, were fully vested. For the year ended December 31, 2010, compensation costs under the 2009 phantom stock plan in the amount of $7.2 million were recognized in the consolidated statement of operations. Related deferred tax benefit amounted to $1.4 million.

        As of December 31, 2010, there were $13.9 million of total unrecognized compensation costs related to non-vested phantom ADSs. This amount is expected to be recognized over a weighted-average period of 1.5 years.

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

        During the year ended December 31, 2008, certain options were forfeited, as employment of certain members of management and the Board of Directors were terminated.

        In June 2008, the General Shareholder Meeting of Comstar approved a decision to denominate the exercise price for the GDRs in U.S. dollars at $4.6 per share. This change did not have a significant impact on compensation expense recognized by us.

        In November 2008, the participants of the 2006 Program fully exercised their vested options, acquired 2,403,159 GDRs from Comstar for $4.60 per one GDR. The GDRs were then repurchased by us at $5.34 per one GDR, and the 2006 Program was closed. The total intrinsic value of the exercised options, taking into account the repurchase feature, amounted to $1.8 million. A reversal of compensation cost accrued under the 2006 Program in the amount of $9.2 million was recognized in the consolidated statements of operations for the year ended December 31, 2008.

        In March 2008, the Board of Directors of Comstar approved a new employee phantom option program (the "2008 Phantom Option Program"). Each phantom option was subject to our achieving certain market and performance benchmarks, including in relation to shareholder return, market position and revenue growth. The compensation expense for these awards may be adjusted for subsequent changes in our estimated or the actual outcome of the performance indicators. The phantom options granted during 2008 vested on March 31, 2010. Upon vesting, the participants were entitled to cash compensation equal to the difference between weighted average price of one Comstar GDR for the 60 calendar days preceding March 31, 2010 and April 1, 2008, respectively, if positive, multiplied by the number of phantom options granted.

        In March 2010, the Board of Directors of Comstar-UTS approved an amendment to the 2008 Phantom Option Program. Under the amendment, compensation was to be calculated at $2 per phantom option regardless of share price movements. The ultimate decision as to fulfillment of the performance conditions and the payment was subject to a separate decision of the Board of Directors. Included in trade accounts payable, accrued expenses and other current liabilities as of December 31, 2009, was approximately $18.8 million of compensation under the amended program which represented the portion of total compensation allocable to the periods prior to December 31, 2009. In May 2010, the Board of Directors of Comstar-UTS made a decision to cancel the amendment to the 2008 Phantom Option Program, which resulted in a reversal of $19.0 million in the first quarter of 2010 related to expenses accrued in 2009.

        In March 2010, the Board of Directors of Comstar-UTS approved the 2010 employee phantom option program ("the 2010 Phantom Option Program"). Each phantom option was subject to the successful attainment of multiple market and performance conditions, such as shareholder return, market position and revenue growth. The phantom options granted during 2010 vested at the year end of 2010 or, under the reorganization clause of Comstar-UTS, at the date of the decision taken to reorganize. Upon vesting, the participants were entitled to cash compensation equal to the average of Comstar-UTS' GDRs and MTS' ADSs, calculated as the weighted average price for the 60 trading days preceding the exercise date, multiplied by the number of phantom options granted. On December 23, 2010, the meeting of Comstar-UTS' shareholders approved the merger with us and the options vested under the reorganization clause.

        The costs recognized in accordance with the 2010 Phantom Option Program for the year ended December 31, 2010, amounted to $7.5 million.

        The costs recognized in accordance with the Comstar Phantom Option Program for the years ended December 31, 2009 and 2008 amounted to $2.0 million and $2.3 million, respectively. No compensation cost related to non-vested awards is expected to be recognized.

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

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. Andrey A. Dubovskov was elected as our President and CEO on March 5, 2011 by the Board of Directors for a term of three years.

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The Management Board can consist of up to 15 members with each member being nominated by the President and approved by the Board of Directors. The Management Board is formed for a period of time determined by the Board of Directors, but the duration of the Management Board's term cannot exceed that of the President, who is elected by the Board of Directors for a term of up to three years. The Chairman of the Management Board is the President. Currently, our Management Board consists of 12 members.

Disclosure Committee

        In April 2007, we established an advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. The Disclosure Committee can consist of up to nine members with each member being nominated by the President on an annual basis. The Chairman of the Disclosure Committee is the Vice President—Chief Legal Officer. Currently, our Disclosure Committee consists of seven members, three of whom are officers of the company

Information Security Committee

        In July 2010, we created a new advisory body called the Information Security Committee. The Information Security Committee coordinates our activities in respect of trade secrets and data privacy protection. The Committee also supervises the compliance of our information systems and internal procedures with applicable legal requirements concerning data privacy protection. The Information Security Committee consists of 11 members. The Chairman of the Information Security Committee is the Vice President—Chief Security Officer.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members

  •
  Vassily V. Platoshin, who holds the position of Chief Accountant and Director of the Financial Accounting & Reporting Department, the Finance and Investment Complex at Sistema;

  •
  Artem E. Popov, who holds the position of Executive Director of Financial Planning and Budget Department, Financial Function Division at Sistema; and

  •
  Dmitry E. Frolov, who holds the position of Head of the Internal Control and Audit Department of Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2011.

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

D.  Employees

Mobile Operations

        At December 31, 2010, we had 39,911 mobile operations employees. Of our 33,526 employees in Russia, we estimate that 522 were executives; 3,792 were technical and maintenance employees; 20,766 were sales, marketing and customer service staff; and 8,465 were administration and finance staff. In addition, of the 33,526 employees in Russia, we estimate that 17,993 employees were involved in our mobile services operations and 15,533 were employed in our retail unit.

        As of December 31, 2010, 2,925 of our employees worked in Ukraine. Of these employees, we estimate that 16 were executives; 1,009 were technical and maintenance employees; 1,207 were sales, marketing and customer service staff; and 693 were administration and finance staff.

        As of December 31, 2010, 1,363 of our employees worked in Uzbekistan. Of these employees, we estimate that 48 were executives; 353 were technical and maintenance employees; 517 were sales, marketing and customer service staff; and 445 were administration and finance staff.

        As of December 31, 2010, 904 of our employees worked in Turkmenistan. Of these employees, we estimate that 18 were executives; 125 were technical and maintenance employees; 543 were sales, marketing and customer service staff; and 218 were administration and finance staff. Since our primary operating license in Turkmenistan was suspended on December 21, 2010, the number of our employees in Turkmenistan decreased significantly. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of BCTI to continue operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Infomation—A. Consolidated Statements and Other Financial Information—Litigation—Turkmenistan."

        As of December 31, 2010, 1,193 of our employees worked in Armenia. Of these employees, we estimate that 12 were executives; 156 were technical and maintenance employees; 672 were sales, marketing and customer service staff; and 353 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2008, 2009 and 2010:

	At December 31,
	2008	2009	2010
Russia	20,470	29,910	33,526
Ukraine	2,941	2,937	2,925
Uzbekistan	1,283	1,324	1,363
Turkmenistan	489	760	904
Armenia	1,160	1,203	1,193

Total	26,343	36,136	39,911

        Our mobile operations employees are not unionized. We have not experienced any work stoppages and we consider our relations with employees to be strong.

Fixed Line Operations

        We acquired a majority stake in Comstar, our fixed line business, in October 2009. At December 31, 2010, Comstar had 19,161 employees. Of these, we estimate that 381 were executives; 11,839 were technical and maintenance employees; 3,993 were sales, marketing and customer service staff; and 2,948 were administration and finance staff.

        As of December 31, 2010, 9,661 of our employees worked in the traditional segment of fixed line operations. Of these employees, we estimate that 45 were executives; 7,572 were technical and maintenance employees; 1,187 were sales, marketing and customer service staff; and 857 were administration and finance staff.

        As of December 31, 2010, 1,870 of our employees worked in the alternative segment of fixed line operations in Moscow. Of these employees, we estimate that 72 were executives; 463 were technical and maintenance employees; 820 were sales, marketing and customer service staff; and 515 were administration and finance staff.

        As of December 31, 2010, 7,630 of our employees worked in the alternative segment of fixed line operations in the regions of Russia outside of Moscow and the Moscow region and in other CIS countries. Of these employees, we estimate that 264 were executives; 3,804 were technical and maintenance employees; 1,986 were sales, marketing and customer service staff; and 1,576 were administration and finance staff.

        As of December 31, 2010, approximately 6,561 of our fixed line employees are members of trade unions, including 6,468 traditional fixed line employees, 93 Moscow alternative fixed line employees and none of regional alternative fixed line employees. We believe relations between management and the trade unions to be strong.

E.  Share Ownership

        We believe that our directors, senior management and employees as of May 1, 2011 owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of May 1, 2011 by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 1, 2011
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and Chief Executive Officer	15,620	0.00079%

Tatiana V. Yevtoushenkova, Non-Executive Director	136,968	0.00689%
Mikhail V. Shamolin, Non-Executive Director	174 890	0.00879%
Alexander V. Popovskiy, Vice President—Director of MTS Russia Business Unit	20,717	0.00104%
Sergey B. Nikonov, Vice President—Human Resources and Administration	19,982	0.00100%
Ruslan S. Ibragimov, Vice President—Chief Legal Officer, Corporate and Legal	19,824	0.00100%
Andrey E. Ushatsky, Vice President—Chief Technology Officer	14,000	0.00070%
Total	402,001	0.02021%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,916,837 ordinary shares outstanding as of May 1, 2011.

        See also "—B. Compensation of Directors and Senior Management" for a description of our stock bonus, stock option and phantom share programs.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of May 1, 2011, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 1, 2011
Name	Number	Percentage
Sistema(1)	636,224,752	32.0%
Sistema Holding Limited	193,473,900	9.7%
Invest-Svyaz(2)	160,247,802	8.1%
STA(3)	60,219,432	3.0%
ADR holders(4)	709,401,171	35.7%
Other Public Float (including our directors and executive officers)(5)	229,349,780	11.5%

Total(6)	1,988,916,837	100.0%

(1)
Vladimir P. Yevtoushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and Sistema Telecom Aktuvy, or STA. Mr. Yevtoushenkov is also the chairman of the board of directors of Sistema.

(2)
Invest-Svyaz is a Russian closed joint stock company wholly owned by Sistema.

(3)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 3.1% beneficial ownership after VAST, the previous beneficial owner of this ownership interest, was merged into STA in 2010.

(4)
Excludes treasury shares held in the form of ADSs, as described below. As of May 1, 2011, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. Of these ADSs, approximately 62.0% were held by U.S. investors as of March 31, 2011. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

(5)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(6)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,169 of our ordinary shares as of May 1, 2011. During the years ended December 31, 2006, 2007 and 2008, we repurchased 11,161,000, 17,402,835 and 39,431,500 of our shares in the form of ADSs through MTS-Bermuda, our wholly owned subsidiary, for total consideration of $110.0 million, $254.4 million and $1,059.8 million, respectively, which resulted in a reduction of shareholders' equity in the annual consolidated financial statements. We did not undertake any repurchases of shares or ADSs in the years ended December 31, 2009 and 2010.

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of RUR 11.1 billion ($446.3 million as of the date of repurchase).

        Furthermore, consideration for our acquisition of an additional stake in Comstar in December 2009 was comprised of cash and 31,816,462 MTS shares.

        As of May 1, 2011, we held a total of 77,496,725 shares, of which approximately 87.7% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        The increase in our treasury shares increased Sistema's effective ownership in us from 52.8% at December 31, 2005 to 53.1% at December 31, 2006, 53.6% at December 31, 2007, 55.7% at December 31, 2008 and 54.8% at December 31, 2009. As of December 31, 2010, Sistema's effective ownership in us was 54.8%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

        During 2010, Sky Link, Sistema-Hals, City Hals, a subsidiary of Sistema-Hals, and Svyazinvest ceased to be related to us. Transactions with these companies and their subsidiaries which took place prior to the dates when they became unrelated are disclosed as transactions with related parties.

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note has an interest rate of 0% and is repayable in 2017. As of December 31, 2010 the amount receivable from Sistema under the promissory note was $20.3 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In June 2010, we accepted a promissory note from Sistema in exchange for a promissory note of Sky Link. The note is interest free and is repayable upon demand. As of December 31, 2010, the amount receivable of $4.2 million was included in other investments in the accompanying consolidated statement of financial position.

Svyazinvest

        During the years ended December 31, 2010, 2009 and 2008, we received dividends from Svyazinvest amounting to $nil, $nil and $2.4 million, respectively. In addition, in 2010, 2009 and 2008, we paid dividends amounting to $nil, $nil and $3.6 million, respectively, to Svyazinvest.

        We have entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. In connection therewith, during the years ended December 31, 2010, 2009 and 2008, we incurred expenses of $29.2 million, $29.0 million and $41.5 million, respectively, payable to Svyazinvest, and accrued revenues of $33.9 million, $43.2 million and $63.1 million, respectively, from Svyazinvest.

Moscow Bank of Reconstruction and Development (MBRD)

        We maintain certain bank and deposit accounts, and have entered into a number of loan agreements, with MBRD, a subsidiary of Sistema. As of December 31, 2010 and 2009, we had cash positions at MBRD in the amount of $378.7 million and $963.6 million in current accounts, respectively. Deposit accounts at MBRD amounted to $nil and $1.0 million as of December 31, 2010 and 2009, respectively. Deposit accounts at MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $nil and $1.0 million as of December 31, 2010 and 2009, respectively, which are classified as short-term investments in our audited consolidated financial statements. The interest accrued on the deposits for the years ended December 31, 2010, 2009 and 2008, amounted to $19.7 million, $25.1 million and $43.2 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        Loans payable by us to MBRD amounted to $0.3 million and $1.2 million as of December 31, 2010 and 2009, respectively. The interest expense on these loans for the years ended December 31, 2010, 2009 and 2008 amounted to $nil, $0.8 million and $1.3 million, respectively.

Maxima Advertising Agency (Maxima)

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of $76.2 million, $102.0 million and $138.8 million for services provided in the years ended December 31, 2010, 2009 and 2008, respectively.

Mediaplanning

        We have contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we incurred expenses of $59.2 million, $23.8 million and $82.0 million for services provided in the years ended December 31, 2010, 2009 and 2008, respectively.

Mezhregion Tranzit Telecom (MTT)

        During the years ended December 31, 2010, 2009 and 2008, we had interconnect and line rental agreements with MTT, an affiliate of Sistema. Revenues accrued thereunder from MTT for the years ended December 31, 2010, 2009 and 2008 amounted to $nil, $11.5 million and $128.6 million, respectively, and expenses incurred to MTT for the years ended December 31, 2010, 2009 and 2008, amounted to $nil, $18.1 million and $191.2 million, respectively.

Sitronics

        During the years ended December 31, 2010, 2009 and 2008, we purchased telecommunication equipment, software and billing systems (FORIS) from Sitronics, a subsidiary of Sistema, and its subsidiaries, for approximately $272.6 million, $190.1 million and $357.6 million, respectively. In addition, during the years ended December 31, 2010, 2009 and 2008, we purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sitronics, for approximately $29.9 million, $32.4 million and $39.6 million, respectively, and we incurred expenses of $56.6 million, $52.2 million and $39.6 million, respectively, to Sitronics under an IT consulting agreement. As of December 31, 2010, 2009 and 2008, advances made by us to Sitronics and its subsidiaries amounted to $144.6 million, $23.7 million and $1.7 million, respectively.

Sistema Mass Media (SMM)

        During the years ended December 31, 2009 and 2008, we had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009, these loans and promissory notes were repaid in full. Interest expense on the loans and promissory notes for the years ended December 31, 2010, 2009 and 2008, amounted to $nil, $1.4 million and $8.1 million, respectively.

        In the year ended December 31, 2007, SMM purchased substantially all of the TV content and certain property, plant and equipment of Comstar Direct, a subsidiary of Comstar. Gains made by Comstar totaling $2.7 million were included under the line item "other income" in our audited consolidated financial statements. In the year ended December 31, 2008, the respective receivables were transferred to SMM in connection with the reorganization of Comstar Direct.

Intellect Telecom

        During the years ended December 31, 2009 and 2008, we and MGTS provided loans with interest rates of 11.0% and 7.0%, respectively, and maturity dates in 2012, to Intellect Telecom, a subsidiary of Sistema. As of December 31, 2010, these loans had been fully repaid prior to the maturity date. As of

December 31, 2010 and 2009, the amounts outstanding under the loans were $nil and $12.8 million, respectively.

City Hals

        During the years ended December 31, 2010, 2009 and 2008, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us, for which we incurred expenses to City Hals of approximately $9.5 million, $10.0 million and $13.8 million, respectively.

Invest-Svyaz-Holding

        The Group entered into several agreements with Invest-Svyaz-Holding, a subsidiary of Sistema, for the leasing of network equipment and billing system. The leases were recorded as capital leases in compliance with authoritative guidance on leases. The value of leased assets is insignificant.

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

AB Safety

        During the years ended December 31, 2010 and 2009, we paid $9.3 million and $5.6 million, respectively, to AB Safety, an affiliate of Sistema, for the provision of security services.

Sky Link and subsidiaries

        During the years ended December 31, 2010, 2009 and 2008, we accrued revenues from interconnect agreements with Sky Link, an affiliate of Sistema, and its subsidiaries, amounting to $7.4 million, $9.9 million and $8.0 million, respectively.

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

Coral/Sistema Strategic Fund

        In the years ended December 31, 2007 and 2008, we purchased an equity interest in a strategic fund organized by Sistema, as General Partner, in order to invest in various projects in the telecommunications and high-technology area. The fund is organized in the form of a limited partnership. We exercised significant influence over Coral and therefore the investment was accounted for using the equity method.

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

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2010, 2009 and 2008, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to $9.8 million, $10.5 million and $10.9 million, respectively, which, individually, were and are immaterial. Our main investments are in MBRD, in which we hold 2.82%, and SMM, in which we hold 3.14%, and the value of such investments as of December 31, 2010, 2009 and 2008, amounted to $5.2 million, $5.2 million and $5.4 million for MBRD, and $3.8 million, $3.9 million and $4.0 million for SMM.

Accounts receivable and accounts payable

        We had total accounts receivable of $2.7 million, $16.7 million and $70.6 million from, and total accounts payable of $53 million, $80.5 million and $226.5 million to, related parties as of December 31, 2010, 2009 and 2008, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 26 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.  Consolidated Statements and Other Financial Information

        8.A.1-3. See Item 18.

        8.A.4-5. Not applicable.

8.A.7. Litigation

Bitel

        In December 2005, MTS Finance acquired a 51.0% stake in Tarino, from Nomihold, for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        In January 2007, the Prosecutor General of Kyrgyzstan informed us that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for us to appeal the decision of the Kyrgyz Supreme Court. Consequently, we decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in our audited annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase Option Shares. On January 5, 2011, the arbitral tribunal concluded its proceedings and determined that the Award of November 11, 2010 in the amount of $170.0 million, plus damages of $5.88 million and $34.0 million of interest thereon and related costs in favor of Nomihold against MTS Finance was final. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, we recorded an additional $40.8 million in the consolidated financial statements for the year ended December 31, 2010.

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricts MTS Finance from dissipating its assets. MTS Finance is seeking to discharge the freezing order and is in the process of seeking to have the recognition and enforcement of the Award set aside.

        Further, on February 1, 2011, Nomihold obtained an order of the Luxembourg District Court enforcing the Award in Luxembourg, as well as an attachment order dated December 17, 2010, restricting the disposal and dissipation of certain of MTS Finance's assets in Luxembourg. MTS Finance intends to appeal the Luxembourg enforcement order. Until such appeal is heard and the enforcement order decided upon, the validation of the attachment order by the Luxembourg court shall remain pending. Furthermore, on February 9, 2011, MTS Finance applied to set aside the registration of the Award as a judgment in the UK. This application is ongoing, and is listed to be heard in the High Court on July 26 and 27, 2011.

        In addition, three Isle of Man companies affiliated with us, or the KFG Companies, have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, we may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and made claims against other defendants, including Sky Mobile, Altimo LLC, or Altimo, and Altimo Holdings & Investments Limited, or Altimo Holding, for the wrongful appropriation and control of Bitel. In November 2007, the Isle of Man court set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government, and in November 2008, the appellate court ruled in our favor, holding that the case should proceed under its jurisdiction. The defendants against whom the KFG Companies have brought the action sought leave to appeal to the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom. On March 10, 2011, the Judicial Committee of the Privy Council of the House of Lords ruled in favor of the KFG Companies. The Privy Council's ruling confirms the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of the Kyrgyz telecom operator Bitel and its assets.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited, or KMIC, under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, or the Transfer Agreement, concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited, or IPOC, although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process currently before the second instance court in the Isle of Man, as described above. We are not able at this time to predict the ultimate outcome or resolution of these claims and the amount of damages that may be awarded.

        For additional information, see Note 32 to our audited consolidated financial statements.

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

        On August 12, 2009, Beta Link filed a claim against us, seeking payment of (i) RUR 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) $10.0 million in penalties for breach of a dealer agreement and (iii) $2.7 million of unrealized potential benefits. On December 11, 2009, the Moscow Arbitrazh Court ruled in favor of Beta Link and ordered us to pay RUR 118.6 million ($3.9 million as of December 31, 2009) and $10.0 million in penalties. We appealed this ruling, and the appellate court ruled in our favor on March 23, 2010, denying Beta Link's claim in full. Beta Link in return, filed a further appeal against MTS. On July 22, 2010, Beta Link withdrew its appeal and the case was dismissed.

        Beta Link is currently bankrupt and we are a party to the bankruptcy proceedings as its creditor. In November and December 2009, the Moscow Arbitrazh Court ordered that our claims, in the aggregate amount of RUR 986.5 million ($32.6 million as of December 31, 2009), be included into Beta Link's register of creditors' claims. On February 18, 2010, the Moscow Arbitrazh Court found Beta Link bankrupt and initiated liquidation proceedings. On April 7, 2011, Moscow Arbitrazh Court prolonged liquidation proceedings until June 2, 2011.

Turkmenistan

        In June 2005, we commenced operations in Turkmenistan through our wholly owned subsidiary Barash Communication Technologies, Inc., or BCTI. By December 2010, our investments in BCTI exceeded $250.0 million and, as a result, BTCI became the largest telecommunications operator in Turkmenistan providing services to more than 2.4 million subscribers. Our annual revenues from providing telecommunications services in Turkmenistan for the years ended December 31, 2010, 2009 and 2008 amounted to $207.6 million, $160.7 million and $131.4 million, respectively.

        BCTI operated in Turkmenistan on the basis of the various licenses granted by the Ministry of Communication of Turkmenistan and pursuant to the Trilateral Agreement. Under the terms of the

Trilateral Agreement, BCTI transferred a percentage of its net profits in Turkmenistan to the Ministry of Communication of Turkmenistan. Total payments under the Trilateral Agreement for the years ended December 31, 2010, 2009 and 2008 amounted to $17.9 million, $17.3 million and $10.3 million, respectively. In addition, BCTI had the Interconnect Agreements in place with two state-owned telecommunications companies: Turkmentelecom, the sole fixed line telecommunications operator in Turkmenistan, and Altyn Asyr, a mobile telecommunications operator, enabling BCTI to use their respective telecommunications networks.

        In December 2010, we were forced to suspend our operations in Turkmenistan after the receipt of a notice from the Ministry of Communication of Turkmenistan informing us of its decision to suspend the primary operating license held by BCTI for a period of one month starting as of December 21, 2010. BCTI suspended its operations as requested by the regulatory authority. On January 21, 2011, the period for which our license was suspended expired; however, permission to resume operations was not granted to BCTI because the Ministry of Communication of Turkmenistan refused to revoke the suspension notice and renew the license. In addition, certain state-controlled contractors which previously granted real estate leases in Turkmenistan to BCTI served BCTI with notices to remove all of its property and equipment from the leased premises by December 31, 2010. As of the date of this document, BCTI has not removed its property and equipment from the leased premises. Furthermore, Turkmentelecom and Altyn Asyr disconnected BCTI from their networks on December 31, 2010 and, as a result, BCTI did not and still does not have the technological capacity to provide telecommunications services to its subscribers in Turkmenistan. Although BCTI had 2.419 million subscribers in Turkmenistan as of December 31, 2010, we are unable to quantify our subscriber base in Turkmenistan as of the date of this document due to the suspension of BCTI's telecommunications services license. Our subscribers have the right to terminate their service contracts with BCTI and receive unused cash from their respective accounts. As at the date of this document, approximately 36,000 subscribers in Turkmenistan terminated their contracts with BCTI.

        On December 21, 2010, we and BCTI commenced arbitration proceedings against the Ministry of Communication of Turkmenistan, Turkmentelecom and Altyn Asyr in the International Arbitration Tribunal at the International Chamber of Commerce, or ICC, seeking specific performance of the Trilateral Agreement and the Interconnect Agreements, including an automatic extension of the Trilateral Agreement and the Interconnect Agreements for a further term and compensation for the losses incurred due to the suspension of BCTI's mobile telecommunications business in Turkmenistan.

        In 2009, the Russian Federation and Turkmenistan signed the BIT which came into force in 2010 when both countries ratified it. Under the BIT, a Russian investor, such as us, can submit disputes against the sovereign state of Turkmenistan to the ICSID. The BIT requires the parties to attempt to resolve their dispute by negotiations prior to initiation of arbitration proceedings under the BIT. On January 21, 2011, we sent a letter to the government of Turkmenistan requesting to commence negotiations in order to amicably resolve the dispute and informing the government of Turkmenistan that, if the dispute is not resolved by negotiations by July 21, 2011, we will commence investment arbitration proceedings under the BIT. To the extent we are unable to negotiate a favorable outcome with the Ministry of Communication of Turkmenistan or the sovereign state of Turkmenistan, we intend to submit the dispute to ICSID.

        On January 24, 2011, the arbitration proceedings at the ICC were suspended after the Ministry of Communication of Turkmenistan agreed to negotiate a resolution of the dispute. However, the arbitration proceedings were resumed on February 18, 2011, as we have not reached an agreement with the Ministry of Communication of Turkmenistan. Furthermore, in April 2011, we filed a petition with the ICC to bring the sovereign state of Turkmenistan as the co-defendant to the ICC proceedings against the Ministry of Communication of Turkmenistan, which was granted by the ICC arbitration tribunal. As of the date of this document, we are unable to ascertain whether we will be able to resolve the dispute favorably with the Turkmenistan government, or at all. To the extent that we are unable to resolve the dispute with the sovereign state of Turkmenistan, the Ministry of Communication of Turkmenistan, Turkmentelecom and Altyn Asyr and to resume the provision of mobile telecommunications services to our subscribers in Turkmenistan on commercially acceptable terms or at all, our business, financial condition and results of operations will be adversely affected.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 32 to our audited consolidated financial statements.

        In October 2009, the Russian tax authorities completed a tax audit of our subsidiary, Sibintertelecom, for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUR 174.5 million (approximately $5.8 million as of December 31, 2010) of additional taxes, penalties and fines against Sibintertelecom. We have appealed this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, to the Moscow Arbitration Court. In November 2010, the Moscow Arbitration Court has issued a ruling to grant our claim, which was subsequently confirmed by the Ninth Arbitration Appeal Court on February 24, 2011. However, the Russian tax authorities appealed the decision of the Ninth Arbitration Appeal Court in the Federal Arbitration Court of Moscow Distict, where the case is currently pending.

        In December 2010 the Russian tax authorities completed the tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUR 353.9 million ($11.6 million as of December 31, 2010) in additional taxes, penalties and fines were payable by us.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2010, our and our Russian subsidiaries' tax declarations for the preceding three fiscal years were open for further review.

Antimonopoly Proceedings

        In October 2010, FAS determined that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. As a result, FAS imposed an administrative fine on us in the amount of RUR 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. We paid the fine imposed by FAS on March 28, 2011.

        On November 23, 2010, FAS ordered us to reduce tariffs we charge for national and international roaming telecommunications services in the CIS and further required us to inform our subscribers about the payment procedures for roaming services. We executed the FAS order to reduce such tariffs by December 25, 2010 and the FAS order to inform our subscribers about the roaming payment procedures by March 30, 2011.

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

B.  Significant Changes

Acquisition of Various Regional Companies

        During the first half of 2011, we acquired the remaining 26% in Antenna-Garant LLC, 50% in MKS Chelyabinsk, 30% in Zhanr LLC, 30% in MSK Chita CJSC, 24% in MKS Miass CJSC and in MKS Arzamas CJSC, 30% in KomTel-TV LLC and 45% in Tinet CJSC, subsidiaries of Multiregion, for the total amount of RUR 693.5 million ($24.1 million as of the acquisition dates). As a result of these transactions, our ownership interest in these subsidiaries increased to 100%.

Appointment of New Chief Executive Officer

        On March 5, 2011, Andrey A. Dubovskov was appointed our President and Chief Executive Officer. Mr. Dubovskov joined us in January 2004 as the Director of one of our subsidiaries in Nizhny Novgorod. In March 2006, he went on to become Director of Ural macro-region. In the beginning of 2008, Mr. Dubovskov became Head of Business Unit MTS Ukraine, our second largest business unit in terms of revenues, where he was successful in substantially improving its operating efficiencies and strengthening its market position.

Acquisition of Inteleca Group

        In March 2011, we acquired a 100% interest in Inteleca Group of companies, or Inteleca, an alternative operator in the cities of Barnaul and Biysk in Altai Krai of the Siberian Federal District, from a group of private investors. The acquisition strengthened our position in the broadband Internet and cable TV markets in the region. The purchase price was RUR 545.8 million (or approximately $19.2 million as of March 31, 2011). In addition, Inteleca has net debt of RUR 58.5 million (or approximately $2.1 million as of March 31, 2011).

Results of the MTS Share Buyback

        On March 10, 2011, we completed the share buyback related to the reorganization of MTS through a merger with Comstar, Dagtelecom and Evrotel.

        A total of 8,000 of our ordinary shares representing 0.0004% of our issued share capital were repurchased for RUR 1.96 million. The buyback price was set at RUR 245.19 per one MTS ordinary share.

Cancellation of the Listing of Comstar GDRs

        Comstar's shares of common stock, represented by Global Depositary Receipts, were listed on the London Stock Exchange under the symbol "CMST" from February 2006 until March 25, 2011. On March 25, 2011, the UK Listing Authority cancelled the listing of Comstar's Global Depositary Receipts from the Official List following Comstar's announcements regarding its intention to seek cancellation of its listing of Global Depositary Receipts. As a result, Comstar's Global Depositary Receipts are no longer admitted to trade on the London Stock Exchange.

Acquisition of Infocentr

        On April 26, 2011, we acquired 100% in each of the five legal entities operating under the Infocentr brand (collectively, "Infocentr") in Kurgan, the administrative center of the Kurgan region of the Urals Federal District, from a group of private investors. Following the acquisition, we are currently able to provide broadband Internet and cable TV services in all regions of the Urals Federal District. The purchase price was RUR 435.0 million (or approximately $15.6 million).

Dividend Recommendation

        On April 27, 2011, our Board of Directors set the date for the annual general meeting of shareholders for June 27, 2011. The Board of Directors also recommended that the annual general meeting of shareholders approves annual dividends of RUR 14.54 per ordinary MTS share (approximately $1.04 per ADR) for the fiscal year ended December 31, 2010. The total amount of recommended dividends is RUR 30.05 billion (approximately $1.08 billion or 78% of our U.S. GAAP net income for the year ended December 31, 2010). The record date for our shareholders and ADR-holders entitled to participate in the annual general meeting of shareholders and to receive dividends for the fiscal year ended December 31, 2010 was set as May 10, 2011.

Ruble Notes Repurchase

        In May, 2011, we announced a new coupon rate of 7.6% for our ruble-denominated Notes due 2014. In addition, we repurchased the Notes from the eligible noteholders for a total amount of RUR 1.1 billion (approximately $39.2 million as of May 19, 2011). The new coupon rate is valid until the Notes mature.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on the Moscow Interbank Currency Exchange, or MICEX, since December 2003. In addition, we issued additional ordinary shares in connection with our merger with Comstar, which have been listed on MICEX since May 2011. The shares of additional issuance are traded separately from our previously issued ordinary shares and will become fully fungible with our previously issued ordinary shares in July 2011. Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the MICEX.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
May 2011	$21.47	$19.18	254.3 RUR	230.6 RUR
April 2011	$21.54	$20.37	261.7 RUR	251.2 RUR
March 2011	$21.54	$18.48	260.1 RUR	243.9 RUR
February 2011	$20.02	$18.51	254.7 RUR	246.0 RUR
January 2011	$20.71	$19.11	263.0 RUR	249.8 RUR
December 2010	$21.61	$19.81	261.0 RUR	253.9 RUR
Quarterly High and Low
First Quarter 2011	$21.54	$18.48	263.0 RUR	243.9 RUR
Fourth Quarter 2010	$23.33	$19.81	261.0 RUR	249.1 RUR
Third Quarter 2010	$23.11	$19.21	258.8 RUR	227.5 RUR
Second Quarter 2010	$23.55	$18.43	273.5 RUR	217.6 RUR
First Quarter 2010	$23.23	$17.84	255.6 RUR	225.6 RUR
Fourth Quarter 2009	$21.82	$17.24	231.6 RUR	197.0 RUR
Third Quarter 2009	$19.70	$13.35	211.0 RUR	148.5 RUR
Second Quarter 2009	$17.72	$12.68	189.9 RUR	148.2 RUR
First Quarter 2009	$13.02	$7.44	150.6 RUR	104.8 RUR
Annual High and Low
2010	$23.55	$17.84	273.5 RUR	217.6 RUR
2009	$21.82	$7.44	231.6 RUR	104.8 RUR
2008	$40.76	$8.67	379.8 RUR	92.9 RUR
2007	$40.85	$18.32	378.0 RUR	217.7 RUR
2006(1)	$20.19	$10.49	227.7 RUR	139.2 RUR

(1)
Effective May 3, 2010, the ratio of our ADRs changed from 1 ADR per 5 common shares to 1 ADR per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADR ratio for all periods.

C.    Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since July 6, 2000. Our U.S. dollar-denominated notes due in 2012 are listed on the Luxembourg Stock Exchange and our U.S. dollar-denominated notes due in 2020 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on Moscow Interbank Currency Exchange.

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 30,562,230 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of December 31, 2010, we did not have any treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors. As of May 1, 2011, we had 2,340 treasury shares and our wholly owned subsidiaries held a total of 77,494,385 shares, of which approximately 87.7% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared under U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

Pre-emptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their pre-emptive right to purchase shares and the period during which shareholders can exercise their pre-emptive rights. Such period may not be less than 20 or, under certain circumstances, 45 days. We cannot sell the shares or securities convertible into shares which are subject to the pre-emptive rights during this period.

Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors and approved by the shareholders by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the extraordinary shareholders' meeting; and a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends shall be paid up within 60 days after the decision to make the payment has been adopted, unless the shareholders' decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Shareholders' Meetings—Notice and Participation" below.

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

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the nominal value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within 3 days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same 3-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand in court, within 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        Voting at a shareholders' meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the company's assets calculated under RAS;

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

Disclosure of Ownership

        Under Russian law, a holder of our common shares is required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well as any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% of the outstanding common shares of the company.

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

C.  Material Contracts

        The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business.

Eurobonds

        On June 22, 2010, we issued U.S. dollar-denominated Loan Participation Notes in the amount of $750 million with an annual interest rate of 8.625% and a maturity in June 2020. The proceeds will be used to refinance certain existing debt obligations. The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange. Proceeds were on-lent to us pursuant to a loan agreement between us and MTS International Funding Limited.

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on April 14 and October 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and mature on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures and repayment of existing indebtedness incurred in connection with our acquisitions of mobile operators in Russia and Ukraine. The notes were fully redeemed in October 2010.

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

        Each of the loan agreement relating to our notes due 2020 and indentures relating to our notes due 2012 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the lender (in the case of our notes due 2020), the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indentures with respect to our notes due 2012, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender (in the case of our notes due 2020), holders of notes or the trustee.

        On November 11, 2010, an international arbitration tribunal constituted under the rules of the London Court of International Arbitration rendered an award with regards to the arbitration commenced by Nomihold Securities Inc. in January 2007. The award requires our subsidiary, MTS Finance, to honor Nomihold's option to sell MTS Finance the remaining 49% stake in Tarino Limited for $170 million, plus interest, plus $5.88 million in damages plus interest and to compensate it for related costs. MTS Finance applied to the arbitration tribunal for correction of the award, however, the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against us, we have obtained consents from the noteholders of MTS Finance and MTS International Funding to: (1) waive certain defaults and events of default which might arise under the loan agreements as a result of the award, and (2) agree on certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award.

        Covenants in the loan agreement relating to our notes due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the indentures relating to our outstanding notes due in 2012 contain covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas.

        In addition, if we experience certain types of mergers, consolidations or other changes in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's.

        If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. Pursuant to the guarantees contained in each indenture with respect to our notes due 2012, we fully and unconditionally guaranteed all payments of principal and interest on the notes. These guarantees are our general unsecured obligation, senior to all our existing and future subordinated obligations, equal to all our existing and future unsecured obligations, and effectively junior to all our existing and future secured obligations and all existing and future obligations of our subsidiaries.

Syndicated Loans

        In 2006, we entered into a syndicated U.S. dollar-denominated bank loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, and Sumitomo Mitsui Banking Corporation Europe Limited). This facility allowed us to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April, 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of the second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. The first tranche was fully repaid by us on May 20, 2009. We fully repaid the second tranche on October 21, 2010.

        On May 18, 2009, we signed a new syndicated loan facility agreement to refinance the first tranche of the above mentioned syndicated loan facility in the amount of $630.0 million with a number of financial institutions (ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (ELUOSI), Bank of China (UK) Limited, Joint-Stock company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank plc, ING Bank N.V., J.P. Morgan plc, Societe Generale Corporate and Investment Banking Paris, UniCredit Bank Austria AG, WestLB AG, London Branch, ZAO UniCredit Bank). Part of the funds borrowed (not used to refinance the above mentioned syndicated loan of 2006) are to be used for our general corporate purposes. The facility is available in two tranches of $360.0 million and €238.1 million bearing interest of LIBOR+6.5% per annum and EURIBOR+6.5% per annum, respectively. Both tranches mature on May 18, 2012 and are repayable in three equal installments on May 18, 2011, November 18, 2011 and May 18, 2012. We paid and capitalized arrangement and management fees in the total amount of $14.6 million and €7.3 million under the agreement. Additionally, we were required to pay an agency fee at times set forth in a separate fee letter and in an amount equal to the greater of $1,500 per lender based on the number of lenders as at the relevant payment date and $25,000. As of December 31, 2009, the balance outstanding under the facility amounted to $701.6 million. On February 24, 2010, we voluntary repaid the full amount outstanding under the facility.

Sberbank Loan Agreements

        In December 2010, we entered into two non-revolving credit line facilities in the amount of RUR 60.0 billion ($1,944.2 million as of December 13, 2010) and RUR 40.0 billion ($1,296.2 million as of December 13, 2010), respectively. The funds from the RUR 60.0 billion line of credit were used largely to refinance existing Sberbank loans in the aggregate amount of RUR 53.0 ($1,717.4 million as of December 13, 2010) billion which were fully repaid on December 13, 2010. We intend to use the RUR 40.0 billion credit facility to both secure certain obligations to our creditors in connection with our merger with Comstar and to fund our 3G investments in 2011. As of December 31, 2010, we have not made use of this credit facility, but it remains available to us until July 31, 2011. Both lines of credit carry an annual interest rate of 8.95% with quarterly payments over a 7-year term. The interest rate of 8.95% is valid until March 20, 2011 and for the period from December 21, 2013 until the final maturity date in December 2017. The interest rate for the period from March 21, 2011 to December 20, 2013 depends on the average quarterly credit turnover on accounts of MGTS, MTS Ukraine and us. If the average credit turnover on accounts of MGTS and Comstar exceeds RUR 22.0 billion and the average credit turnover on accounts of MTS Ukraine exceeds RUR 750.0 million, the interest rate shall be 8.95%. If the average credit turnover on accounts of MGTS, MTS Ukraine and us is below the above stated limits, the interest rate shall be increased by 1% to 9.95%. In addition, Sberbank is entitled to increase or decrease the interest rate for these lines of credit proportionally to the fluctuations of the CBR refinancing rate. The amount of debt issuance cost capitalized by us is equal to RUR 400.0 million ($13.1 million as of the date of capitalization). A commitment fee of 0.5% p.a. is payable on the undrawn amounts of the loans on a quarterly basis through the end of the availability period. The fee on early redemption of the loans is set at 0.75%. As of December 31, 2010, the total amount outstanding under these loans amounted to RUR 60 billion ($1,968.7 million as of December 31, 2010).

        In September 2009, we entered into two loan agreements with Sberbank in the amount of RUR 22 billion ($731.1 million as of September 30, 2009) and RUR 25.0 billion ($830.8 million as of September 30, 2009), respectively. The funds were used for our investment programs, including for financing our acquisition of a 50.91% stake in Comstar. Both loans bear interest of 16% and are repayable in 7 equal semiannual installments, commencing March 27, 2012. The interest rate is fixed until March 27, 2010; for the subsequent periods (quarters), the rate will be determined as a total of the base rate (16%) plus rate A or rate B. Rate A depends on the average daily bank account balance we maintain with Sberbank for the interest period. If the average daily bank account balance falls below RUR 1.0 billion, rate A will be set at 0.5%. However, rate A will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUR 1.0 billion. Rate B depends on the average daily bank account balance maintained by our subsidiary, CJSC Russian Telephone Company, with Sberbank for the interest period. If the average daily bank account balance falls below RUR 0.5 billion, rate B will be set at 0.5%. However, rate B will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUR 1.0 billion. Additionally, we have to pay a commission of 0.25% on the outstanding amounts under the agreements for services related to maintenance of the loan accounts. The agreement for RUR 25 billion is secured by pledge of equipment with a net book value of RUR 30 billion as of September 30, 2009 (assigned pledge value of RUR 21 billion) as well as 50.18% stake in Comstar. Related debt issuance cost capitalized by us totaled RUR 1,034.6 million ($33.6 million at the date of capitalization). During 2009 and 2010, we negotiated a reduction in the interest rates from 16% to 9.25%, which led to the immediate write-off of an unamortized debt issuance cost in the amount of $26.7 million. On December 13, 2010, we repaid the full outstanding amount of the loans in the amount of RUR 47.0 billion ($1,523.0 million as of December 13, 2010) to be able to make use of the RUR 60.0 billion line of credit described above.

        Comstar entered into a non-revolving credit line facility with Sberbank in the amount of RUR 26.0 billion in 2007. In June 2007, Comstar drew down approximately RUR 17.4 billion (equivalent of $675.0 million as of the date of transaction) under this facility and used the proceeds to repay a $675.0 million loan from ABN Amro and Morgan Stanley. In November 2007, Comstar drew down an additional RUR 4.1 billion (equivalent of $167.4 million as of the date of transaction) under the facility to finance the acquisition of a 100% stake in DTN. In December 2008, Comstar drew the remaining RUR 4.5 billion to finance the acquisition of Stream TV. Accordingly, as of December 31, 2008 the facility was fully drawn. The facility originally bore interest at 7.6% per annum, which can be increased by Sberbank in conjunction with, but not exclusively, increases in CBR refinancing rate. The interest rate was increased to 9.5% per annum effective June 28, 2008 and further to 13.35% effective January 1, 2009. Interest is paid monthly. The facility is repayable in equal quarterly installments from September 2009 until June 2012 and is secured by pledge of a 25% plus one share stake in Svyazinvest. As of December 31 2009, the balance payable under this facility amounted to $859.7 million. In September 2010, Comstar fully repaid its Sberbank loan out of the proceeds received from the sale of 25% plus 1 share ownership stake in Svyazinvest to Rostelecom.

Comstar Acquisition Agreement

        Pursuant to an Agreement dated October 12, 2009 between Sistema, ECU GEST HOLDING S.A., Sistema Telecom LLC and Telekoms Operator LLC, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema. Under the terms of the agreement, our wholly owned subsidiary, Telekoms Operator LLC, purchased Sistema's 50.91% stake in Comstar for RUR 39.15 billion ($1.32 billion as of October 12, 2009, the date of the acquisition).

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

        Additionally, the benefits under the United States—Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States—Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States—Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

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

        In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See "—United States—Russia Income Tax Treaty Procedures" below.

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

        In accordance with the Russian Tax Code, to rely on tax treaty benefits, a non-resident holder who is an individual must present to the tax authorities an official document confirming his residency in the home country issued by the competent authorities in his/her country of residence and also other supporting documentation including a statement confirming the income received and the tax paid in the home country, also confirmed by the relevant foreign tax authorities, duly translated and apostilled. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore, advance relief from or reduction of withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before any payments are made to individuals. A non-resident holder which is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received and the tax was withheld.

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

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is an owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

        In addition, this summary is limited to U.S. Holders holding ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of the recently enacted Medicare tax on "net investment income" or of any United States state or local tax law or foreign tax law. This discussion also does not address any tax consequences relating to the direct ownership of ordinary shares.

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

Taxation of Distributions on ADSs

        Subject to the passive foreign investment company rules described below, for United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, paid by us with respect to ADSs will be treated as a taxable foreign source dividend on the date of actual or constructive receipt by the depositary to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2013, if you are a non-corporate U.S. Holder such dividends may be "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States—Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "passive foreign investment company" with respect to your ADSs (as discussed below). Distributions with respect to ADSs in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in such ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to ADSs generally will be treated as a dividend, even if such distributions would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on ADSs, which is generally available for dividends paid by U.S. corporations. U.S. Holders are strongly urged to consult their tax advisors as to the U.S. federal income tax treatment of any distribution received with respect to ADSs.

        The amount of any distribution paid in rubles will equal the U.S. dollar value of such rubles, calculated using the exchange rate in effect on the date of actual or constructive receipt by the depositary, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date of receipt by the depositary to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. Additionally, you may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States—Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying distribution.

        Russian withholding tax at the rate applicable to you under the United States—Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, may be eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States—Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.

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

Taxation on Sale or Other Taxable Disposition of ADSs

        Subject to the passive foreign investment company rules described below, the sale or other taxable disposition of ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted basis in such ADSs. That gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year. If you are a non-corporate U.S. Holder, such recognized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

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

Passive Foreign Investment Company Considerations

        A foreign corporation generally will be a passive foreign investment company (a "PFIC"), in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through" rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

        We do not believe that we were a PFIC for the year ended December 31, 2010. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

Information Reporting and Backup Withholding

        Dividend payments with respect to ADSs and proceeds from the sale or exchange of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

        For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2010, $835.4 million, or 11.7% of our total indebtedness, including capital leases, was variable interest rate debt, while $6,325.6 million, or 88.3% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2010.

Contractual Maturity Date as of December 31, 2010

Indebtedness	Currency	2011	2012	2012	2014	2015	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2010)
	(amounts in thousands of U.S. dollars)
Variable debt
Citibank International plc and ING Bank N.V	USD	19,741	19,741	19,741	12,021	—	—	71,244	0.76%
HSBC Bank plc and ING BHF—BANK AG	USD	21,799	21,799	18,889	—	—	—	62,486	0.88%
EBRD	USD	18,462	18,462	18,462	9,231	—	—	64,615	3.56%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	14,790	14,790	6,914	—	—	51,285	0.76%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	16,609	16,609	16,609	8,726	1,015	—	59,570	0.76%
EBRD	USD	14,872	14,872	14,872	7,436	—	—	52,051	1.97%
Barclays bank plc	USD	9,976	—	—	—	—	—	9,976	0.59%
ABN AMRO N.V.	USD	6,287	6,287	6,287	—	—	—	18,861	0.81%
ABN AMRO N.V.	EUR	4,580	4,580	4,580	—	—	—	13,740	1.58%
Barclays bank plc	USD	36,071	—	—	—	—	—	36,071	0.61%
LBBW	EUR	6,172	6,172	6,172	6,172	6,172	12,343	43,201	1,98%
BNP Paribas	EUR	6,520	6,520	6,520	6,520	6,520	19,560	52,159	2.88%
Bank of China	EUR	—	7,025	7,025	7,025	7,025	7,025	35,123	3.18%
ING Bank	USD	1,879	1,879	1,879	—	—	—	5,637	4.20%
VTB	EUR	2,041	1,020	—	—	—	—	3,061	4.98%
Intracom	EUR/AMD	7,277	7,004	—	—	—	—	14,281	3.76%
Skandinaviska Enskilda Banken AB	USD	31,656	31,656	31,656	31,656	31,656	42,779	201,057	0.68%
Skandinaviska Enskilda Banken AB	USD	5,851	5,851	5,851	5,851	5,851	11,702	40,956	2.26%

Total variable debt		224,581	197,422	186,488	108,129	58,238	93,408	835,375

Weighted average interest rate		1.51%	1.56%	1.55%	1.59%	1.63%	1.70%	1.59%
Fixed-rate notes
7.00% notes due 2013	USD	—	—	13,249	—	—	—	13,249	7.00%
7.75% notes due 2015	USD	—	—	—	—	39,823	—	39,823	7.75%
8.00% notes due 2012	USD	—	399,797	—	—	—	—	399,797	8.00%
8.00% notes due 2013	RUR	—	—	315,337	—	—	—	315,337	8.00%
8.15% notes due 2015	RUR	—	—	—	—	492,176	—	492,176	8.15%
8.625% notes due 2020	USD	—	—	—	—	—	750,000	750,000	8.63%
8.70% notes due 2017	RUR	—	—	—	—	—	328,117	328,117	8.70%
14.25% notes due 2012	RUR	—	492,176	—	—	—	—	492,176	14.25%
16.75% notes due 2011	RUR	492,176	—	—	—	—	—	492,176	16.75%
Fixed-rate bank loans
Gazprombank	RUR	—	—	83,123	322,492	83,123	—	498,738	8.75%
Sberbank	RUR	—	—	—	—	656,235	1,312,469	1,968,704	8.95%
Bank of Moscow	RUR	—	—	65,623	—	—	—	65,623	9.50%
Bank of Moscow	RUR	—	—	328,117	—	—	—	328,117	8.99%
Bank of Moscow	RUR	—	—	65,623	—	—	—	65,623	8.00%
Ekvant	RUR	3,756	1,269	1,269	1,269	1,269	9,079	17,911	0.00%
CISCO	RUR	5,007	4,292	106	—	—	—	9,404	11.25%
Other	Various	3,474	924	—	2,195	1,951	731	9,274	various

Total fixed debt		523,647	898,458	878,448	335,956	1,274,577	2,400,397	6,305,482

Weighted average interest rate		9.71%	9.11%	8.68%	8.71%	8,71%	8,78%	8.95%

        We would have experienced an additional interest expense of approximately $7.6 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2010. We would have experienced an additional interest expense of approximately $26.5 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR/CBR Refinancing Rate by 1% over the current rate as of December 31, 2009. The increase by 69.6% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2010. In addition, the 8.95% interest rate set for our Sberbank facilities due 2017 totaling RUR 60.0 billion (equivalent of $1,968.7 million as of December 31, 2010) is dependent on the average daily bank account balance maintained by MGTS, MTS Ukraine and us with Sberbank. In case we fail to maintain an average daily bank account balance in any three month period at the minimum levels established, the rate will be increased by 1%. Such rate increase would cause our interest expense to increase by approximately $19.8 million on an annual basis. The fair value of our publicly traded fixed-rate notes as of December 31, 2010, ranged from 98.0% to 112.4% of the notional amount. As of December 31, 2010, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 18 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2010
		(amounts in millions of U.S. dollars)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreements with ING Bank N.V. to pay a fixed rates of 2.09% to 4.41% and receive a variable interest rate of 6m LIBOR	November 2013 - February 2015	222.2	(7.3)
Swap agreements with HSBC bank Plc to pay a fixed rates of 2.18% to 4.14% and receive a variable interest rate of 6m LIBOR	October 2013 - September 2014	285.5	(3.6)
Swap agreement with HSBC bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of 6m EURIBOR	October 2013	37.2	(0.4)
Swap agreement with Rabobank to pay a fixed rate of 4.16% and receive a variable interest rate of 6m LIBOR	April 2014	86.1	(3.1)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of 6m LIBOR	September 2013	53.5	(1.6)
Swap agreement with ABN AMRO N.V. to pay fixed rate of 2.08% and receive a variable interest rate of 6m LIBOR	April 2013	21.1	(0.3)
Swap agreement with Calyon to pay fixed rate of 2.07% and receive a variable interest rate of 6m LIBOR	October 2013	28.3	(0.4)
Swap agreement with Calyon to pay fixed rate of 2.40% and receive a variable interest rate of 3m LIBOR	May 2012	295.0	(5.7)
Swap agreement with Calyon to pay fixed rate of 2.12% and receive a variable interest rate of 3m EURIBOR	May 2012	307.7	(2.8)
Swap agreement with Societe General Vostok to pay fixed rate of 2.40% and receive a variable interest rate of 6m LIBOR	June 2014	166.7	(2.9)

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

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2010
		(amounts in millions of U.S. dollars)
Cross-Currency Interest Rate Swap Agreements
Cross-currency swap agreement with ING Bank N.V to pay fixed rate of 10.83% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(0.7)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.73% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(1.0)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.65% and to receive variable of 3m LIBOR + 115 bp	April 2011	43.1	(0.6)
Cross-currency swap agreement with HSBC bank Plc to pay fixed rate of 11.96% and to receive variable of 3m LIBOR + 115 bp	April 2011	53.9	(0.7)
Cross-currency swap agreement with J.P. Morgan to pay fixed rate of 11.95% and to receive variable of 3m LIBOR + 115 bp	April 2011	86.2	(0.5)

        As of December 31, 2010, approximately 43% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2006	28.48	26.18	27.09	26.33
2007	26.58	24.27	25.49	24.55
2008	29.38	23.13	24.86	29.38
2009	36.43	28.67	31.72	30.24
2010	31.78	28.93	30.37	30.48

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2010	31.08	30.40
October 2010	30.80	29.63
November 2010	31.35	30.51
December 2010	31.46	30.27
January 2011	30.63	29.67
February 2011	29.80	28.94
March 2011	28.90	28.16
April 2011	28.52	27.50
May 2011	28.48	27.26

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for June 17, 2011 was 28.19 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2006	5.05	5.05	5.05	5.05
2007	5.05	5.05	5.05	5.05
2008	7.88	4.84	5.27	7.70
2009	8.01	7.61	7.81	7.99
2010	8.01	7.89	7.94	7.96

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
September 2010	7.92	7.89
October 2010	7.91	7.91
November 2010	7.94	7.91
December 2010	7.96	7.94
January 2011	7.96	7.93
February 2011	7.95	7.93
March 2011	7.96	7.93
April 2011	7.97	7.96
May 2011	7.98	7.97

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for June 17, 2011 was 7.97 hryvnias per U.S. dollar.

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

        In 2009, we entered into two foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. Under the agreements, we have put and call option rights to acquire $80.0 million of U.S. dollars at rates within a range specified in the contracts. The first option agreement to acquire $40.0 million expired in 2010 and was not exercised, whereas the second option agreement to acquire $40.0 million expired unexercised in April 2011. In 2010, we additionally entered into foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated eurobonds. Under these agreements, we have put and call option rights to acquire $250.0 million at rates within a range specified in the contracts. These contracts expire in 2012 and were not designated for hedge accounting purposes.

        The translation risk arises when we translate the functional currencies in our countries of operation into U.S. dollars for inclusion in our audited consolidated financial statements. A depreciation in the value of these functional currencies against the U.S. dollar will result in a translation loss.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, hryvnia, som, manat or dram versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, hryvnia, som, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, som, manat or dram against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange loss of $312.4 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2010. We would experience a currency exchange loss of $11.1 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2010. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        (Only Item 12.D.3-4 are applicable.)

D.    American Depositary Shares

3.
Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly.

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities	$5.00 for each 100 ADSs (or portion thereof)
(b) Receiving or distributing dividends	Distribution of stock dividends	$5.00 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities or cancellation or reduction of ADSs for any other reason	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

Category	Depositary Actions	Associated Fee
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs

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

Category	Depositary Actions	Associated Fee

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

        The Depositary has agreed to reimburse to us or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, investor relations expenses, among others). The Depositary has covered all such expenses incurred by us during 2010 in the amount of $7.9 million. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

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

        Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of December 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. As a result of management's evaluation of our internal control over financial reporting, management concluded that our internal control over financial reporting as of December 31, 2010 was effective.

        Management excluded from its assessment the internal control over financial reporting at Closed Joint-Stock Company "Multiregion" and its subsidiaries which was acquired in July 2010 and whose financial statements constitute $138.1 million and $284.1 million of net assets and total assets, respectively, $33.4 million of revenues and $9.8 million of net loss attributable to the Group of the consolidated financial statements as of and for year ended December 31, 2010. Such exclusion was in accordance with the Securities and Exchange Commission's guidance that an assessment of a recently acquired business may be omitted in management's report on internal controls over financial reporting ("ICFR") in the year of acquisition.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Open Joint-Stock Company "Mobile TeleSystems":

        We have audited the internal control over financial reporting of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Closed Joint-Stock Company "Multiregion" and its subsidiaries which was acquired in July 2010 and whose financial statements constitute $138.1 million and $284.1 million of net assets and total assets, respectively, $33.4 million of revenues and $9.8 million of net loss attributable to the Group of the consolidated financial statements as of and for year ended December 31, 2010. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated April 4, 2011 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
April 4, 2011

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

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2009 2010, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2010 and 2009, respectively.

	Year ended December 31,
	2010	2009
	(in thousands)
Audit Fees	$4,809.7	$4,520.7
Audit-Related Fees	479.1	130.5
Tax Fees	48.7	49.7
All Other Fees	—	—

Total	$5,337.5	$4,700.9

Audit Fees

        The Audit Fees for the years ended December 31, 2010 and 2009 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits and services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2010 and 2009 mainly included fees for agreed-upon procedures related to audited financial statements, attestation dry runs and due diligence related to acquisitions.

Tax Fees

        The Tax Fees for the year ended December 31, 2010 and December 31, 2009, respectively, include the fees principally related to tax compliance and advice.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2010.

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

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plan
2008
January 1 - 31	2,706,400	85.9	8,419,167	194,731,730
February 1 - 28	1,975,500	80.2	10,394,667	193,743,980
March 1 - 31	404,400	79.2	10,799,067	193,541,780
April 1 - 30	—	—	10,799,067	193,541,780
May 1 - 31	—	—	10,799,067	193,541,780
June 1 - 30	—	—	10,799,067	193,541,780
July 1 - 31	2,068,300	70.2	12,867,367	192,647,356
August 1 - 31	731,700	69.7	13,599,067	192,281,506
September 1 - 30	—	—	13,599,067	189,114,417
October 1 - 31	—	—	13,599,067	188,505,280
November 1 - 30	—	—	13,599,067	188,505,280
December 1 - 31	—	—	13,599,067	188,505,280
Total	7,886,300	78.5	13,599,067	188,505,280

(1)
All purchases were made pursuant to the publicly announced share repurchase plan described above in the open market and privately negotiated transactions effected on the New York Stock Exchange.

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of RUR 11.1 billion ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards. See "Item 3. Key Information—D. Risk Factors—Legal

Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us."

        We did not repurchase any shares or ADSs in the year ended December 31, 2009 and 2010.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

 OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other Adjustments(1)	Balance at End of Period
	(in thousands)
Year Ended December 31, 2010
Allowance for doubtful accounts	$97,653	$123,352	$(100,537)	$120,468
Valuation allowance for deferred tax assets	182,308	—	(16,314)	165,994

Year Ended December 31, 2009
Allowance for doubtful accounts	$69,603	$105,260	$(77,210)	$97,653
Valuation allowance for deferred tax assets	26,744	78,761	76,803	182,308

Year Ended December 31, 2008
Allowance for doubtful accounts	$70,373	$97,460	$(98,230)	$69,603
Valuation allowance for deferred tax assets	26,183	—	561	26,744

(1)
Includes the impact of foreign currency translation adjustments.

Item 19.

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 8, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 24, 2010 and further amended by the Extraordinary General Meeting of Shareholders of Mobile TeleSystems OJSC held on December 23, 2010.*
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
4.3
Loan Agreement between Mobile Telesystems Open Joint-Stock Company and MTS International Funding Limited dated June 21, 2010 is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.
4.4
Non-Revolving Credit Facility Agreement No. 9656 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 2009 (English Translation) is incorporated herein by reference to Exhibit 4.4 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.
4.5
Non-Revolving Credit Facility Agreement No. 9657 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 2009 (English Translation) is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.
4.6
Non-Revolving Credit Facility Agreement No. 9463 between Joint Stock Commercial Savings Bank of the Russian Federation and OAO "COMSTAR—Integrated TeleSystems" dated June 8, 2007 (English Translation) is incorporated herein by reference to Exhibit 4.6 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.

Exhibits No.	Description
4.7	Non-Revolving Credit Facility Agreement No. 5361 between Join Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated December 13, 2010 (English Translation).
4.8
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
4.9
Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., Absolut Bank (ZAO), Banc of America Securities Limited, Bank of China (Eluosi), Bank of China (UK) Limited, Joint-Stock Company Banque Societe Generale Vostok, Bayerische Landesbank, BNP Paribas, Credit Suisse International, Export Development Canada, HSBC Bank PLC, ING Bank N.V., J.P. Morgan PLC, Societe Generale Corporate and Investment Banking Paris, Unicredit Bank Austria AG, WestLB AG London Branch and ZAO Unicredit Bank as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated May 18, 2009 is incorporated herein by reference to Exhibit 4.5 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.10
Agreement for the acquisition of 155,310,126 shares of Joint Stock Company COMSTAR—United TeleSystems and 6,715,140,080 shares of Closed Joint Stock Company United—TeleSystems dated October 12, 2009 is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009, on Form 20-F.
4.11	MTS License No. 82397 for provision of mobile radiotelephone communication services in the 1800 MHz band in the territory of the Chechen Republic (English translation).
4.12	MTS License No. 80185 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Republic of Kalmykia (English translation).
4.13	MTS License No. 75002 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Rostov Region (English translation).
4.14	MTS License No. 76585 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Altai Territory (English translation).
4.15
MTS License No. 61443 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Republic of Buryatiya, Sakha (Yakutia), Khabarovsk, Primorsky, Kamchatka, Zabaykalsky, Chukotsk, Jewish Autonomous Region, Amur, Irkutsk, Magadan, Sakhalin (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.16
MTS License No. 58749 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.

Exhibits No.	Description
4.17	MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.18
MTS Ukraine License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.19
MTS Ukraine License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.20
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
4.25
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

Exhibits No.	Description
4.26	MTS License No. 56112 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Belgorod, Bryansk, Vladimir, Voronezh, Ivanov, Kaluga, Kostroma, Kursk, Liptsk, Nizhny Novgorod, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, and Yaroslavl regions (English translation) is incorporated herein by reference to Exhibit 4.48 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.27
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
4.28
MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.29	MTS License No. 86436 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Penza Region (English translation).
4.30	MTS License No. 86435 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Ulyanovsk Region (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2010, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved at the Annual General Meeting of Shareholders on June 24, 2010, and became effective upon registration with the Federal Tax Service on July 19, 2010; as further amended at Extraordinary General Meeting of Shareholders on December 23, 2010, the amendments became effective upon registration with the Federal Tax Service on April 22, 2011.

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

Date: June 17, 2011	MOBILE TELESYSTEMS OJSC
	By:	/s/ Andrey A. Dubovskov
		Name:	Andrey A. Dubovskov
		Title:	President and Chief Executive Officer

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Open Joint-Stock Company "Mobile TeleSystems":

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, during 2010 the Group acquired majority ownership interests in TS-Retail, Metro-Telecom and Sistema Telecom from Joint Stock Financial Corporation Sistema, the majority shareholder of the Group, and its subsidiaries resulting in a change in reporting entity. The transactions were accounted for as transactions under common control. Assets and liabilities were transferred at historical cost. The change in reporting entity was accounted for in a manner similar to a pooling of interests which has been reflected retrospectively from the first period presented herein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2011 expressed an unqualified opinion on the Group's internal control over financial reporting.

Moscow, Russia
April 4, 2011, except for Note 33,
as to which the date is June 17, 2011

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2010	2009 (restated— see Note 2)
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$927,694	$2,529,010
Short-term investments, including related party amounts of $nil and $992 (Note 6)	333,594	206,470
Trade receivables, net (Note 7)	798,102	595,746
Accounts receivable, related parties (Note 26)	2,673	16,698
Inventory and spare parts (Note 8)	319,956	239,571
Prepaid expenses, including related party amounts of $26,722 and $1,052	232,352	364,164
Deferred tax assets (Note 24)	234,658	212,687
VAT receivable	164,761	110,288
Other current assets, including assets held for sale of $10,430 and $18,519 (Note 2)	102,813	126,694

Total current assets	3,116,603	4,401,328

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $6,196,117 and $5,098,418 (Note 9), including advances given to related parties of $96,138 and $30,667	7,971,830	7,750,617
LICENSES, net of accumulated amortization of $384,405 and $341,421 (Notes 3 and 11)	294,728	364,722
GOODWILL (Notes 3 and 12)	981,335	803,773
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $1,516,949 and $1,278,010, including prepayments to related parties of $48,425 and $nil (Notes 3 and 13)	1,541,638	1,069,614
DEBT ISSUANCE COSTS, net of accumulated amortization of $191,453 and $114,251	104,818	127,069
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 14)	241,792	220,450
INVESTMENTS IN SHARES OF SVYAZINVEST (Note 15)	—	859,669
OTHER INVESTMENTS, including related party amounts of $125,721 and $43,795 (Note 16)	128,582	48,701
OTHER NON-CURRENT ASSETS, including restricted cash of $4,719 and $6,389 (Note 17), deferred tax assets of $81,816 and $97,355 (Note 24) and related party amounts of $nil and $1,615	96,716	118,546

Total assets	$14,478,042	$15,764,489

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2010	2009 (restated— see Note 2)
CURRENT LIABILITIES:
Accounts payable, related parties (Note 26)	$52,984	$80,489
Trade accounts payable	629,077	509,846
Deferred connection fees, current portion (Note 20)	49,212	46,930
Subscriber prepayments and deposits	523,464	501,848
Debt, current portion (Note 18), including related party amounts of $7,558 and $31,006	256,052	801,242
Notes payable, current portion (Note 18)	492,176	1,218,084
Capital lease obligation, current portion (Note 10), including related party amounts of $141 and $1,344	8,882	3,173
Income tax payable	26,071	16,325
Accrued liabilities (Note 23)	799,804	826,701
Bitel liability (Note 32)	210,760	170,000
Other payables	106,659	104,397

Total current liabilities	3,155,141	4,279,035

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 18)	2,830,676	1,391,549
Debt, net of current portion (Note 18), including related party amounts of $7,005 and $15,929	3,561,953	4,935,275
Capital lease obligation, net of current portion (Note 10), including related party amounts of $nil and $146	10,873	921
Deferred connection fees, net of current portion (Note 20)	106,076	116,168
Deferred taxes (Note 24)	292,070	298,453
Retirement and post-retirement obligations (Note 29)	42,430	25,537
Property, plant and equipment contributions (Note 21)	88,859	90,349
Long-term accounts payable, related parties (Note 26)	—	38,273
Other long-term liabilities	146,217	140,957

Total long-term liabilities	7,079,154	7,037,482

Total liabilities	10,234,295	11,316,517

COMMITMENTS AND CONTINGENCIES (Note 32)
Redeemable noncontrolling interest (Note 28)	86,944	82,261
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2010 and 2009, 777,396,505 of which are in the form of ADS as of December 31, 2010 and 2009) (Note 27)	50,558	50,558
Treasury stock (76,456,876 common shares at cost as of December 31, 2010 and 2009)	(1,054,926)	(1,054,926)
Additional paid-in capital	—	—
Accumulated other comprehensive loss	(771,957)	(748,422)
Retained earnings	4,901,140	5,097,462

Nonredeemable noncontrolling interest	1,031,988	1,021,039

Total shareholders' equity	4,156,803	4,365,711

Total liabilities and shareholders' equity	$14,478,042	$15,764,489

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2010	2009 (restated— see Note 2)	2008 (restated— see Note 2)
REVENUES
Services revenue and connection fees (including related party amounts of $52,257, $72,149 and $209,990, respectively)	$10,586,068	$9,513,353	$11,836,158
Sales of handsets and accessories	707,168	353,900	156,465

	11,293,236	9,867,253	11,992,623
OPERATING EXPENSES
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $43,620, $50,389 and $232,689, respectively)	2,260,888	2,011,332	2,451,978
Cost of handsets and accessories	727,682	375,444	229,992
General and administrative expenses (including related party amounts of $83,305, $66,677 and $50,457, respectively) (Note 30)	2,274,421	1,992,991	2,225,279
Provision for doubtful accounts	122,550	110,766	154,782
Impairment of long-lived assets (Note 2, 4)	127,875	75,064	1,445
Impairment of goodwill	—	—	49,891
Other operating expenses (including related party amounts of $9,796, $12,207 and $12,008, respectively)	194,181	173,114	190,109
Sales and marketing expenses (including related party amounts of $135,622, $127,106 and $222,690, respectively)	850,584	728,483	908,824
Depreciation and amortization expense	2,000,496	1,844,174	2,153,077

Net operating income	2,734,559	2,555,885	3,627,246
CURRENCY EXCHANGE AND TRANSACTION (GAIN)/LOSS	(20,238)	252,694	561,963
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $21,640, $53,940 and $55,018)	(84,396)	(104,566)	(69,697)
Interest expense, net of capitalized interest (including related party amounts of $608, $3,613 and $9,400)	777,287	571,901	234,424
Equity in net income of associates (Note 14)	(70,649)	(60,313)	(75,688)
Change in fair value of derivatives (Note 22)	—	5,420	41,554
Impairment of investments (including related party amounts of $nil, $349,370 and $nil) (Notes 15,16)	—	368,355	—
Other expenses, net (including related party amounts of $nil, $nil and $2,967)	66,924	23,254	29,090

Total other expenses, net	689,166	804,051	159,683

Income before provision for income taxes and noncontrolling interest	2,065,631	1,499,140	2,905,600
PROVISION FOR INCOME TAXES (Note 24)	517,188	505,047	744,320

NET INCOME	1,548,443	994,093	2,161,280
NET INCOME/(LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	167,812	(20,110)	182,173

NET INCOME ATTRIBUTABLE TO THE GROUP	1,380,631	1,014,203	1,979,107

Weighted average number of common shares outstanding—basic and diluted	1,916,869,262	1,885,750,147	1,921,934,091
Earnings per share, basic and diluted	$0.72	$0.54	$1.03

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (restated—see Note 2)

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2008	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$1,146,755	$785,711	$4,913,904	$6,528,576	$1,814,573	$8,343,149	$89,771

Comprehensive income/(loss):
Net income	—	—	—	—	—	—	1,979,107	1,979,107	172,375	2,151,482	9,798
Currency translation adjustment, net of tax of $nil	—	—	—	—	—	(1,228,354)	—	(1,228,354)	(303,866)	(1,532,220)	—
Change in fair value of interest rate swaps, net of tax of $3,826 (Note 22)	—	—	—	—	—	(16,359)	—	(16,359)	—	(16,359)	—
Unrecognized actuarial gains, net of tax of $nil (Note 29)	—	—	—	—	—	536	—	536	1,085	1,621	—

Total comprehensive income/(loss)								734,930	(130,406)	604,524
Dividends declared	—	—	—	—	—	—	(1,221,893)	(1,221,893)	(38,196)	(1,260,089)	—
Stock options of MTS exercised (Note 25)	—	—	1,397,256	1,432	7,751	—	—	9,183	—	9,183	—
Put option of Comstar-UTS exercised (Note 22)	—	—	—	—	(9,358)	12,694	—	3,336	(274,472)	(271,136)	—
Accrued compensation costs (Note 25)	—	—	—	—	3,489	—	—	3,489	—	3,489	—
Repurchase of common stock of MTS	—	—	(77,193,757)	(1,059,833)	—	—	—	(1,059,833)	—	(1,059,833)	—
Reorganization of Comstar Direct (Note 3)	—	—	—	—	(6,539)	—	—	(6,539)	(20,283)	(26,822)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(2,730)	(2,730)	—	(2,730)	2,730
Change in fair value of noncontrolling interest of Dagtelecom	—	—	—	—	—	—	(43,449)	(43,449)	—	(43,449)	43,449
Effect of acquisition of Sistema Telecom	—	—	—	—	(15,518)	—	—	(15,518)	—	(15,518)	—
Increase in ownership of TS-Retail (Note 3)	—	—	—	—	2,104	—	—	2,104	5,186	7,290	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	—	—	(6,353)	(6,353)	—
Cash paid by Comstar-UTS for the acquisition of Stream TV	—	—	—	—	(51,577)	—	—	(51,577)	(35,265)	(86,842)	—

Balances at December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,077,107	$(445,772)	$5,624,939	$4,880,079	$1,314,784	$6,194,863	$145,748

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (restated—see Note 2)

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Comprehensive income/(loss):
Net income/(loss)	—	—	—	—	—	—	1,014,203	1,014,203	(24,469)	989,734	4,359
Currency translation adjustment, net of tax of $7,910	—	—	—	—	—	(196,819)	—	(196,819)	(29,478)	(226,297)	(4,399)
Change in fair value of derivatives, net of tax of $5,895 (Note 22)	—	—	—	—	—	(23,579)	—	(23,579)	—	(23,579)	—
Unrecognized actuarial gains, net of tax of $nil (Note 29)	—	—	—	—	—	1,003	—	1,003	1,808	2,811	—

Total comprehensive income/(loss)								794,808	(52,139)	742,669
										—	—
Dividends declared MTS	—	—	—	—	—	—	(1,221,381)	(1,221,381)	(1,005)	(1,222,386)	—
Dividends Metro-Telecom	—	—	—	—	—	—	(4,371)	(4,371)	(231)	(4,602)	—
Accrued compensation costs (Note 25)	—	—	—	—	1,173	—	—	1,173	—	1,173	—
Acquisition of Comstar-UTS	—	—	—	—	(1,066,145)	—	(256,113)	(1,322,258)	—	(1,322,258)	—
Legal acquisition of Stream-TV (Note 3)	—	—	—	—	(1,616)	43	—	(1,573)	(1,470)	(3,043)	—
Dividends paid to noncontrolling interest of K-Telecom	—	—	—	—	—	—	—	—	—	—	(12,503)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	7,495	7,495	—	7,495	(7,495)
Effect of acquisition of Sistema Telecom	—	—	—	—	—	—	(12,402)	(12,402)	—	(12,402)	—
Increase in ownership in subsidiaries (Note 3)	—	—	31,816,462	371,827	(10,519)	(83,298)	(54,908)	223,102	(238,900)	(15,798)	(43,449)

Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(748,422)	$5,097,462	$3,344,672	$1,021,039	$4,365,711	$82,261

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (restated—see Note 2)

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(748,422)	$5,097,462	$3,344,672	$1,021,039	$4,365,711	$82,261

Comprehensive income/(loss):
Net income	—	—	—	—	—	—	1,380,631	1,380,631	161,214	1,541,845	6,598
Currency translation adjustment, net of tax of $7,528	—	—	—	—	—	(45,257)	—	(45,257)	(8,348)	(53,605)	940
Change in fair value of derivatives, net of tax of $(6,357) (Note 22)	—	—	—	—	—	25,428	—	25,428	—	25,428	—
Unrecognized actuarial losses, net of tax of $nil (Note 29)	—	—	—	—	—	(3,706)	—	(3,706)	(3,445)	(7,151)	—

Total comprehensive income								1,357,096	149,421	1,506,517
Dividends declared MTS	—	—	—	—	—	—	(953,192)	(953,192)	(11,552)	(964,744)	(14,973)
Dividends Metro-Telecom	—	—	—	—	—	—	(11,115)	(11,115)	—	(11,115)	—
Gain on transfer of asset from Sistema	—	—	—	—	—	—	2,603	2,603	1,463	4,066	—
Accrued compensation costs (Note 25)	—	—	—	—	—	—	614	614	—	614	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(12,118)	(12,118)	—	(12,118)	12,118
Acquisition of Metro-Telecom	—	—	—	—	—	—	(11,070)	(11,070)	—	(11,070)	—
Acquisition of Sistema Telecom	—	—	—	—	—	—	(439,455)	(439,455)	—	(439,455)	—
Acquisition of Multiregion	—	—	—	—	—	—	—	—	24,244	24,244	—
Recognition of put option in Comstar-UTS	—	—	—	—	—	—	(11,636)	(11,636)	—	(11,636)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	(141,584)	(141,584)	(152,627)	(294,211)	—

Balances at December 31, 2010	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(771,957)	$4,901,140	$3,124,815	$1,031,988	$4,156,803	$86,944

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2010	2009 (restated— see Note 2)	2008 (restated— see Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,548,443	$994,093	$2,161,280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,000,496	1,844,174	2,153,077
Currency exchange and transaction (gain)/loss	(98,706)	212,510	574,943
Impairment of investments	—	368,355	—
Impairment of long-lived assets	127,875	75,064	1,445
Impairment of goodwill	—	—	49,891
Debt issuance cost amortization	89,244	36,892	22,087
Amortization of deferred connection fees	(95,706)	(67,057)	(95,080)
Equity in net income of associates	(70,649)	(60,313)	(75,688)
Provision for doubtful accounts	122,550	110,766	154,782
Inventory obsolescence expense and other provisions	27,826	12,225	3,870
Deferred tax (benefit)/loss	(45,449)	101,524	(207,796)
Write-off of non-recoverable VAT receivable	2,534	9,652	48,374
Change in fair value of derivatives	—	5,420	41,554
Other non-cash items	57,021	6,265	(4,476)
Changes in operating assets and liabilities:
Increase in accounts receivable	(301,764)	(216,654)	(157,476)
(Increase) / decrease in inventory	(105,859)	(111,998)	5,938
Decrease / (increase) in prepaid expenses and other current assets	141,976	14,299	(266,817)
(Increase)/decrease in VAT receivable	(53,265)	8,914	128,335
Increase in trade accounts payable, accrued liabilities and other current liabilities	222,630	222,744	462,065
Dividends received	47,973	25,355	26,692

Net cash provided by operating activities	3,617,170	3,592,230	5,027,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(195,106)	(270,540)	(86,951)
Purchases of property, plant and equipment	(1,914,331)	(1,942,402)	(2,207,861)
Purchases of intangible assets	(732,786)	(385,907)	(404,964)
Proceeds from sale of property, plant and equipment and assets held for sale	6,790	28,606	35,636
Purchases of short-term investments	(672,286)	(513,933)	(583,468)
Proceeds from sale of short-term investments	577,623	649,483	602,662
Purchase of a derivative financial instrument	—	—	(19,422)
Purchase of other investments	(109,448)	(613)	(38,312)
Proceeds from sale of shares in Svyazinvest	843,158	—	—
Proceeds from sales of other investments	15,989	44,003	426
Investments in and advances to associates	(2,900)	1,950	(3,654)
Decrease in restricted cash	1,670	17,182	7,522

Net cash used in investing activities	(2,181,627)	(2,372,171)	(2,698,386)

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2010	2009 (restated— see Note 2)	2008 (restated— see Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	—	9,183
Cash payments for the acquisitions of subsidiaries from related parties and non-controlling interests (Note 3)	(739,756)	(1,345,820)	(124,960)
Repurchase of Comstar-UTS shares (Note 3)	—	—	(100,000)
Contributions from SMM, related party	—	—	4,439
Proceeds from issuance of notes	1,560,028	1,003,226	986,004
Repurchase of common stock	—	—	(1,059,833)
Repayment of notes	(862,403)	(9,182)	(565,074)
Notes and debt issuance cost	(65,697)	(105,137)	(6,693)
Capital lease obligation principal paid	(12,841)	(15,592)	(14,785)
Dividends paid	(975,822)	(1,266,102)	(1,147,729)
Proceeds from loans	2,839,644	3,598,100	912,225
Loan principal paid	(4,779,595)	(1,728,544)	(572,425)

Net cash (used in)/ provided by financing activities	(3,036,442)	130,949	(1,679,648)

Effect of exchange rate changes on cash and cash equivalents	(417)	42,015	(340,292)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(1,601,316)	1,393,023	308,674
CASH AND CASH EQUIVALENTS, beginning of the year	2,529,010	1,135,987	827,313

CASH AND CASH EQUIVALENTS, end of the year	$927,694	$2,529,010	$1,135,987

SUPPLEMENTAL INFORMATION:
Income taxes paid	$400,116	$432,066	$1,035,095
Interest paid	671,354	510,784	285,212
Non-cash investing and financing activities:
Contributed property, plant and equipment	$2,814	$3,213	$3,194
Additions to network equipment and software under capital lease	—	830	5,673
Purchase of Comstar-UTS' shares funded by issuing of the promissory note	—	—	365,552
Equipment acquired through vendor financing	—	27,983	13,198
Amounts owed for capital expenditures	180,528	236,364	604,641
Payable related to business acquisitions	23,281	37,985	31,719

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

        The Group provides a wide range of telecommunications services, including voice and data transmission, internet access, various value added services through wireless and fixed lines as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange ("MICEX").

        During the year ended December 31, 2009, the Group started to expand its own retail network, operated by Russian Telephone Company CJSC, a wholly owned subsidiary of MTS OJSC. During 2009 and 2010 the Group, following this strategy, acquired a number of Russian federal and regional mobile retailer operators (Note 3).

        During the year ended December 31, 2009 through a series of transactions the Group acquired a 61.97% stake in Open Joint-Stock Company Comstar—United TeleSystems ("Comstar-UTS"), a provider of fixed line telecommunication services in Russia and the CIS, from Joint-Stock Financial Corporation Sistema ("Sistema"). Acquisition of Comstar-UTS provided access to important growth markets in commercial and residential broadband which gives rise to the development of convergent telecommunication services.

        In September 2010 the Group increased its ownership interest in Comstar-UTS to 70.97% through a voluntary tender offer (Note 3). Furthermore, on December 23, 2010 an extraordinary general meeting of the Company's shareholders approved the merger of Comstar-UTS and a number of MTS' subsidiaries into MTS OJSC. The merger is a part of the Group's strategy aimed at provision of integrated telecommunication services. After the balance sheet date, the Group redeemed Comstar-UTS shares held and put by non-controlling interest shareholders within the limit set forth by the Russian law at a specified price. The remaining 98,853,996 of Comstar-UTS shares held by non-controlling interest shareholders were converted into existing MTS treasury shares as well as newly issued MTS shares at an exchange ratio of 0.825 MTS ordinary shares for each Comstar-UTS ordinary share. As a result, the charter capital of MTS OJSC increased by 73,087,006 ordinary shares to a total of 2,066,413,144 ordinary shares.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS (Continued)

        Ownership—As of December 31, 2010 and 2009, MTS' shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2010	2009
Sistema	33.2%	33.2%
Sistema Holding Limited ("Sistema Holding"), a subsidiary of Sistema	10.1%	10.1%
Invest-Svyaz CJSC ("Invest-Svyaz"), a subsidiary of Sistema	8.4%	8.4%
VAST LLC ("VAST"), a subsidiary of Sistema	—	3.1%
Sistema Telecom Activy LLC ("STA"), a subsidiary of Sistema	3.1%	—
ADS Holders	40.6%	40.6%
Free float, GDR Holders and others	4.6%	4.6%

	100.0%	100.0%

        The effective ownership of Sistema in MTS was 54.8% as of December 31, 2010 and 2009, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Accounting principles—The Group's entities maintain accounting books and records in local currencies of their domicile in accordance with the requirements of respective accounting and tax legislation. The accompanying consolidated financial statements have been prepared in order to present MTS financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in terms of U.S. Dollars.

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

        Basis of consolidation—Wholly-owned and majority-owned subsidiaries where the Group has operating and financial control are consolidated. All intercompany accounts and transactions are eliminated upon consolidation. Those ventures where the Group exercises significant influence but does not have operating and financial control are accounted for using the equity method. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated statements of financial position. The Group's share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 14. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The acquisition of majority ownership interests in TS-Retail, Metro-Telecom and Sistema Telecom, entities under common control of Sistema, during the year ended December 31, 2010 (Note 3) resulted in retrospective adjustment of the Group' consolidated financial statements. Assets and liabilities acquired were recorded at the historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if these businesses had been owned since the beginning of the earliest period presented. The following table presents the significant effects of this restatement.

	As previously reported	Effect of entities acquired from Sistema	Eliminations	As restated
As of December 31, 2009:
Total current assets	$4,394,956	$29,348	$(22,976)	$4,401,328
Property, plant and equipment, net	7,745,331	5,286	—	7,750,617
Intangible assets, net	2,235,831	2,278	—	2,238,109
Investments	1,159,012	—	(30,192)	1,128,820
Other non-current assets	245,615	—	—	245,615

Total assets	15,780,745	36,912	(53,168)	15,764,489

Total current liabilities	4,257,933	74,234	(53,132)	4,279,035
Total long-term liabilities	7,037,482	—	—	7,037,482

Total liabilities	11,295,415	74,234	(53,132)	11,316,517

Redeemable noncontrolling interest	82,261	—	—	82,261
Shareholders' equity attributable to the Group	3,376,950	(32,242)	(36)	3,344,672
Nonredeemable noncontrolling interests	1,026,119	(5,080)	—	1,021,039

Total equity	$4,403,069	$(37,322)	$(36)	$4,365,711

For the year ended December 31, 2009:
Net operating revenue	$9,823,542	$95,910	$(52,199)	$9,867,253
Net operating income	2,547,567	8,301	17	2,555,885
Income before provision for income taxes and noncontrolling interests	1,494,730	4,393	17	1,499,140
Net income	990,775	3,301	17	994,093
Net income attributable to the Group	1,004,479	9,707	17	1,014,203
EPS, basic and diluted, U.S. Dollars	0.53			0.54
For the year ended December 31, 2008:
Net operating revenue	$11,900,934	$122,187	$(30,498)	$11,992,623
Net operating income	3,647,336	(19,845)	(245)	3,627,246
Income before provision for income taxes and noncontrolling interests	2,930,059	(24,214)	(245)	2,905,600
Net income	2,187,178	(25,653)	(245)	2,161,280
Net income attributable to the Group	2,000,119	(20,767)	(245)	1,979,107
EPS, basic and diluted, U.S. Dollars	1.04			1.03

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        As of December 31, 2010 and 2009, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method	2010	2009
Sibintertelecom	Consolidated	100.0%	100.0%
Dagtelecom	Consolidated	100.0%	100.0%
Russian Telephone Company ("RTC")	Consolidated	100.0%	100.0%
Evrotel	Consolidated	100.0%	100.0%
MTS Ukraine(1)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	100.0%
MTS Finance(2)	Consolidated	100.0%	100.0%
Barash Communications Technologies, Inc. ("BCTI")	Consolidated	100.0%	100.0%
MTS Bermuda(3)	Consolidated	100.0%	100.0%
Multiregion	Consolidated	100.0%	—
K-Telecom	Consolidated	80.0%	80.0%
Comstar-UTS	Consolidated	73.3%	64.0%
Metro-Telecom	Consolidated	95.0%	—
MTS International	Consolidated	VIE	—
Sistema Telecom	Consolidated	100.0%	—
TS-Retail	Consolidated/Equity	96.0%	34.6%
MTS Belarus	Equity	49.0%	49.0%
Intellect Telecom	Equity	22.5%	—

(1)
Legal entity Ukrainian Mobile Communications was renamed to MTS Ukraine in 2010.

(2)
Represents beneficial ownership.

(3)
A wholly-owned subsidiary established to repurchase the Company's ADSs.

        The Group consolidates MTS International Funding Limited ("MTS International"), a private company organized and existing as a private limited company under the laws of Ireland, which qualified as a variable interest entity under ASC 810, Consolidation. The Group is the primarily beneficiary of MTS International. MTS International was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 MTS International issued $750.0 million 8.625% notes due in 2020 (Note 18). Total liabilities of the consolidated variable interest entity amounted to $751.6 million as of December 31, 2010.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Functional currency translation methodology—As of December 31, 2010, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, MTS Finance and MTS International—the Russian ruble ("RUB");

  •
  For MTS Ukraine—Ukrainian hryvnia;

  •
  For the Turkmen branch of BCTI—the Turkmenian manat;

  •
  For K-Telecom—the Armenian dram;

  •
  For MTS-Belarus—the Belarusian ruble; and

  •
  For Uzdunrobita and other entities—the U.S. Dollar ("USD").

        The Group's reporting currency is U.S. Dollars. Remeasurement of the financial statements into functional currencies, where applicable, and translation of financial statements into U.S. Dollars has been performed as follows:

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end statement of financial position items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at the average exchange rate for the period. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

        Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, income tax benefits, the recoverability of investments, goodwill, intangible assets and other long-lived assets, valuation of certain accrued liabilities and valuation of financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

        Accounts receivable—Accounts receivable are stated net of allowance for doubtful accounts.Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

        Provision for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable, advances given, loans and other receivables. Such allowance reflects either specific cases, collection trends or estimates based on evidence of collectability. For changes in the provision for doubtful accounts receivable see Note 7.

        Prepaid expenses—Prepaid expenses primarily comprise advance payments made to vendors for inventory and services.

        Inventory and spare parts—Inventory and spare parts mainly consists of handsets and accessories held for sale, cables and spare parts to be used for equipment maintenance within the next twelve months and advertising materials. Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method.

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

        Assets held for sale—In 2006, Group management decided to discontinue use of certain telecommunication equipment ("Lucent equipment") in accordance with the Group's network development strategy. The Group accounts for Lucent equipment in accordance with the authoritative guidance on property, plant and equipment, and reports Lucent equipment at the lower of its carrying amount or fair value less costs to sell. The fair value of these assets held for sale was determined based on disposal contract value and considered a Level 3 valuation as it was based on significant unobservable inputs. The equipment had a fair value less costs to sell of approximately $10.4 million and $18.5 million as of December 31, 2010 and 2009, respectively.

        The Group initially negotiated with a third party to sell this equipment during the year ended December 31, 2007. However, due to the wide range of geographical areas in which the equipment was located and its diversity, the Group reconsidered the time needed to sell the equipment in 2007 and, as a result, the original plan of sale was extended. The amount of Lucent equipment sold during 2008, 2009 and 2010 equaled $12.8 million, $25.2 million and $8.1 million respectively. The remaining part of Lucent equipment held for sale in the amount of $10.4 million is expected to be sold during 2011 and

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

was classified as other current assets in the accompanying consolidated statement of financial position as of December 31, 2010.

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

        Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment contributed to MGTS free of charge are capitalized at their fair value at the date of transfer, and corresponding liability is recorded and amortized to the consolidated statements of operations over the contributed asset's useful life. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Mobile telecommunications equipment	4 - 12 years
Fixed line telecommunications equipment	7 - 31 years
Leasehold improvements	Lesser of estimated useful life and lease term (1 - 10 years)
Buildings and constructions	20 - 94 years
Other fixed assets	3 - 25 years

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2010, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant.

        The Group has limited experience with the renewal of its existing licenses covering the territories of the Group's foreign subsidiaries. Licenses for provision of telecommunication services in MTS Ukraine, Uzdunrobita and K-Telecom are valid up to 2013, 2016 and 2019, respectively. The license in Turkmenistan was suspended by the Turkmenistan Ministry of Communications in December 2010 which resulted in cessation of Group's operational activity in Turkmenistan (Note 4). Management believes that licenses required for the Group's operations will be renewed upon expiration, though there is no assurance of such renewals and the Group has limited experience in seeking renewal of such licenses.

        License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity, which varies from three to fifteen years.

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

        For acquisitions before January 1, 2009 goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in purchase business combination and is not amortized. For the acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill (see Note 12).

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Impairment of long-lived assets—The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Group compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, the Group records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $127.9 million, $75.1 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The impairment loss in the amount of $119.6 million for the year ended December 31, 2010 was recognized as a result of license suspension from the Group's subsidiary in Turkmenistan (Note 4).

        Impairment of investments—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value (see Note 15 and 16).

        Leasing arrangements—Entities of the Group lease operating facilities which include switches, other network equipment, vehicles, premises and sites to install base stations equipment and towers. Rentals payable under operating leases are charged to the statement of operation on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the statement of financial position. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

        Subscriber prepayments—The Group requires the majority of its customers to pay in advance for telecommunications services. All amounts received in advance of services provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

        Treasury stock—Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements.

        Revenue recognition—Revenue includes all revenues from the ordinary business activities of the Group. Revenues are recorded net of value-added tax. They are recognized in the accounting period in which they are earned in accordance with the realization principle.

        Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or period of time (monthly subscription fees).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	1 - 5 years
Residential wireline voice phone subscribers	15 years
Residential subscribers of broadband internet service	1 year
Other fixed line subscribers	3 - 5 years

        The Group calculates an average life of mobile subscribers for each region in which it operates and amortizes regional connection fees.

        Sales of handsets and accessories—The Group sells wireless handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of wireless handsets and accessories when the products are delivered to and accepted by the customer, as it is considered to be a separate earnings process from the sale of wireless services in accordance with the authoritative guidance on multiple-element arrangements. The costs of wireless handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when the associated revenue is recognized.

        Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both accounts receivable and revenue. However, if the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service is classified as an expense. In particular, the Group sells handsets at prices below cost to contract subscribers. Such subsidies are recognized in the cost of handsets and accessories when the sale is recorded.

        Prepaid cards—The Group sells prepaid cards to subscribers, separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as customer advances. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer uses the airtime or the card expires.

        Roaming discounts—The Group enters into roaming discount agreements with a number of wireless operators. According to the terms of the agreements the Group is obliged to provide and entitled to receive a discount that is generally dependant on the volume of inter operator roaming traffic. The Group accounts for rebates received from and granted to roaming partners in accordance with the authoritative guidance on customer payments and incentives. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

information. The Group accounts for discounts received as a reduction of roaming expenses and rebates granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in its consolidated statement of financial position.

        Income taxes—The Group recognizes income tax positions if it is more likely than not that they will be sustained on a tax audit, including resolution of related appeals or litigation processes, if any, and measures them as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that the assets will not be realized (see Note 24). Interests and penalties related to uncertain tax positions are recognized in income tax expense.

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2010, 2009 and 2008, were $319.7 million, $321.0 million and $459.9 million, respectively.

        Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2010, 2009 and 2008 were $43.9 million, $72.3 million and $84.5 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2010, 2009 and 2008, were $688.0 million, $535.0 million and $212.3 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds, on behalf of all its employees.

        In Russia all social contributions paid during the year ended December 31, 2010 are represented by payments to governmental social funds, including Pension Fund of the Russian Federation, Social Security Fund of the Russian Federation, Medical Insurance Fund of the Russian Federation. A direct contribution to those funds replaced payments of unified social tax ("UST") since UST was abolished effective January 1, 2010. The contributions are expensed as incurred. The amount of social contributions paid by the Group in Russia amounted to $127.6 million, $96.3 million and $122.3 million in 2010, 2009 and 2008, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

recognition of expense for retirement pension plans is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the FASB authoritative guidance on retirement benefits.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to $70.5 million, $64.9 million and $14.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

        Earnings per share—Basic earnings per share ("EPS") have been determined using the weighted average number of MTS shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees.

        Financial instruments and hedging activities—From time to time to optimize the structure of business acquisitions and to defer payment of the purchase price the Group enters into put and call option agreements to acquire the remaining noncontrolling stakes in newly acquired subsidiaries. These put and call option agreements are classified as redeemable securities and are accounted for at redemption value which is generally the fair value of redeemable noncontrolling interests as of the reporting date. Fair value of redeemable noncontrolling interests is assessed based on discounted future cash flows of the acquired entity ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in redemption value of redeemable noncontrolling interests are accounted for in the Group's retained earnings. Redeemable noncontrolling interests are presented as temporary equity in the consolidated statement of financial position.

        The Group uses derivative instruments, including swap, forward and option contracts to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statement of financial position. The Group reviews its fair value hierarchy classifications quarterly. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2010, 2009 and 2008 no reclassifications occurred. The fair value measurement of the Group's hedging agreements is based on the observable yield curves for similar instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance).

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of operations (Note 22).

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of issued notes as of December 31, 2010, is disclosed in Note 18 and is based on active markets' quoted prices.

        Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2010.

        Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources.

        Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on share based compensations. Under the provisions of this guidance companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operation. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments.

        New accounting pronouncements—In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, is not expected to have a significant impact on the Group's consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS

        Acquisition of Sistema Telecom—In December 2010, the Group acquired 100% of Sistema Telecom LLC ("Sistema Telecom") from Sistema for RUB 11.59 billion ($378.98 million as of December 27, 2010). The entity's key assets consist of property rights in respect of the group of trademarks, including the distinctive "egg" trademarks of MTS, Comstar-UTS and MGTS, certain promissory notes previously issued by the Group in the amount of RUB 2.00 billion ($65.50 million) and a 45% stake in TS-Retail. As a result of the acquisition, the Group expects to reduce its operating expenses previously incurred to rent the trademarks and to further optimize the management structure of its retail business.

        The acquisition was accounted for as a common control transaction at carrying amount. These consolidated financial statements were retroactively restated to reflect the Group as if Sistema Telecom had been owned since the beginning of the earliest period presented. The transaction was accounted for in a manner similar to the pooling-of-interests method directly in equity.

        Metro-Telecom—In August 2010, the Group acquired a 95% stake in Metro-Telecom CJSC ("Metro-Telecom") from Invest-Svyaz, a wholly-owned subsidiary of Sistema, for RUB 339.35 million ($11.01 million as of August 27, 2010). The company operates an optical fiber network in the Moscow metro.

        The acquisition was accounted for as a common control transaction at carrying amount. These consolidated financial statements were retroactively restated to reflect the Group as if Metro-Telecom had been owned since the beginning of the earliest period presented. The transaction was accounted for in a manner similar to the pooling-of-interests method directly in equity.

        Multiregion—In July 2010, the Group acquired a 100% stake in Multiregion CJSC ("Multiregion"), for the cash consideration of $123.6 million. Multiregion and its subsidiaries is a group of broadband and cable TV providers with the presence in 37 cities of the Russian Federation.

        The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$46,776
Non-current assets	46,732
Customer base	76,376
Goodwill	148,743
Current liabilities	(126,780)
Non-current liabilities	(44,007)
Fair value of noncontrolling interests	(24,244)

Consideration paid	$123,596

        The fair value of noncontrolling interests was determined based on unobservable inputs ("Level 3" of fair value hierarchy). The fair value was measured as the fair value of Multiregion's net assets using the discounted cash flow technique.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The excess of the purchase price over the value of net assets acquired was allocated to goodwill which was assigned to the "Russia Fixed" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the synergies from reduction of internet-traffic and administrative expenses of the Group and expected increase of market share as a result of future capital expenditures to be made by the Group.

        Increase of stake in SWEET-COM—In June 2010, the Group acquired the remaining 25.1% stake in SWEET-COM LLC ("SWEET-COM") from private investors for $8.5 million. As a result of this transaction, the Group's ownership in the subsidiary increased to 100%. The original 74.9% stake was acquired in February 2005. SWEET-COM holds licenses for provision of telematic communications and data transmission services in the Moscow region and the Russian Federation. The transaction was accounted for directly in equity.

        Increase of stake in TS-Retail—In June 2010, the Group increased its direct ownership in TS-Retail OJSC ("TS-Retail") from 25% to 40% for a nominal amount of one U.S. Dollar. MTS subsequently increased its effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to repurchase Comstar-UTS' shares in September 2010. In December 2010, as a result of acquisition of Sistema Telecom, the Group acquired an additional 45% stake in TS-Retail, resulting in the effective ownership interest reaching 96.04%. The acquisition of Sistema Telecom was aimed at optimizing the management structure of the Company's retail business.

        Upon obtaining control over TS-Retail, the Group accounted for the acquisition as a common control transaction at carrying amount. These consolidated financial statements were retroactively restated to reflect the Group as if TS-Retail had been owned since the beginning of the earliest period presented. The transaction was accounted for in a manner similar to the pooling-of-interests method directly in equity.

        Acquisitions of controlling interests in regional fixed line operators—In 2010, as a part of its program of regional expansion, the Group has acquired controlling interests in a number of alternative fixed-line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2010:

	Tenzor Telecom	Penza Telecom	NMSK	Lanck Telecom	Total
Month of acquisition	February	June	December	December
Ownership interest acquired	100%	100%	100%	100%
Region of operations	Central region	Volga region	Sibir region	North-West region
Current assets	$711	$1,076	$2,486	$2,066	$6,339
Property, plant and equipment	2,191	2,407	9,264	8,444	22,306
Goodwill	6,616	7,394	—	18,144	32,154
Subscriber base	—	15,603	23,893	—	39,496
Current liabilities	(3,142)	(4,369)	(8,109)	(10,832)	(26,452)
Non-current liabilities	(130)	(2,779)	(4,348)	—	(7,257)

Consideration paid	$6,246	$19,332	$23,186	$17,822	$66,586

        The purchase price allocation of Tenzor Telecom and Penza Telecom was finalized during the year ended December 31, 2010. The Group's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed.

        The purchase price allocation of NMSK and Lanck Telecom had not been finalized as of the date of these financial statements as the Group had not completed the valuation of individual assets of these companies. The Group's consolidated financial statements reflect the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed.

        Subscriber base recognized as a result of the acquisitions is amortized over a period ranging from 8 to 12 years depending on the type of subscribers.

        Recognition of goodwill in the amount of $32.2 million from the acquisitions is due to economic potential of the markets the acquired companies operate in and synergies arising from the acquisitions. Goodwill is attributable to the "Russia Fixed" segment.

        Acquisitions of certain retail chains—In 2009, in conjunction with the development of its own retail network, the Group acquired controlling interests in a number of retail chains in Russia. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

        The Group's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill was mainly attributable to the synergies arising from the Group's ability to optimize the dealers' compensation structure and to maintain its subscriber market share in Russia. Goodwill is not deductible for income tax purposes and was assigned to the "Russia Mobile" segment. Brand components are amortized over a periods of 6 months.

        The terms of the individual purchase agreements included the obligation to pay additional consideration as follows:

  •
  Up to $25 million during the period from 12 to 18 months for Telefon.ru;

  •
  Up to $5 million in 12 months for Eldorado; and

  •
  Up to $8.8 million in 12 months for Teleforum.

        The additional consideration could be reduced by the amount of tax liability related to the activities prior to the acquisition dates. The Group could also deduct amounts of any potential losses arising from the loss of control on any of Teleforum's outlets from the amount of contingent consideration. The purchase price allocation as of the acquisition date reflected management's estimate of the fair value of the contingent consideration at the acquisition date.

        In 2010 the Group paid additional consideration in connection with the acquisition of retail chains in full amounts. The difference between the fair value of contingent consideration and the actual amount paid totaling $41.8 resulted from events which occurred after the acquisition date and was accounted for as other operating expenses in the consolidated statement of operations.

        Evrotel acquisition—In December 2009, the Group acquired a 100% stake in Evrotel OJSC ("Evrotel"), a Russian federal back bone network operator, from a third party. The consideration paid comprised $90 million. Under the terms of agreement the Group shall pay contingent consideration of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

up to $20 million should Evrotel complete the construction of certain fiber-optic lines and the Group retain control over the technical support agreements in relation to the optic cable lines. At the acquisition date the estimated fair value of this contingent consideration was $20 million.

        The acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$14,300
Non-current assets	67,960
Customer base	4,726
Goodwill	98,542
Liabilities	(75,528)

Fair value of contingent consideration	(20,000)
Consideration paid	$90,000

        Goodwill is mainly attributable to the synergies from reduction of interconnect and internet-traffic expenses of the Group. Goodwill is not deductible for income tax purposes and was assigned to the "Russia Fixed" segment.

        Comstar-UTS acquisition—In October 2009, the Group acquired a 50.91% stake in Comstar-UTS, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema. Consideration paid amounted to RUB 39.15 billion ($1.32 billion as of October 12, 2009) or RUB 184.02 ($6.21) per global depositary receipt ("GDR").

        This acquisition has been accounted for as a common control transaction at carrying amount. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in additional paid-in capital of the Group in the amount of $1.080 billion and as a decrease in retained earnings in the amount of $242.7 million.

        Further, in December 2009, in a series of transactions, the Group acquired a 14.2% stake in the Moscow City Networks OJSC ("MGTS") in exchange for 31,816,462 ordinary MTS OJSC shares (equal to RUB 7.17 billion based on the MICEX price on December 17, 2009, or RUB 225.4 per share, per the terms of the agreement with MGTS shareholder), representing 1.6% shares outstanding, previously held in treasury and $7.3 million in cash. The MGTS stake, represented by 2,462,687 ordinary shares and 11,135,428 preferred shares, were held by a wholly owned subsidiary of Comstar-UTS. Simultaneously, MTS received 46,232,000 shares, representing 11.06% of total shares outstanding, of Comstar-UTS from MGTS Finance S.A., a wholly owned subsidiary of MGTS. In addition, MTS paid Comstar-UTS a cash consideration of $8.3 million. The transaction was accounted for directly in equity.

        In September 2010, through a voluntary tender offer the Group acquired 37,614,087 ordinary shares of Comstar-UTS which represents approximately 9.0% of its issued share capital for a total consideration of RUB 8.28 billion (approximately $271.89 million as of October 6, 2010). This brought the Group's total ownership stake in Comstar-UTS to 70.97% (or 73.33% excluding treasury shares). The transaction was accounted for directly in equity.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Kolorit acquisition—In September 2009, the Group acquired a 100% stake in Kolorit Dizayn Inc ("Kolorit"), a company providing outdoor advertising services in the territory of Uzbekistan, for $39.7 million in cash.

        The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$993
Non-current assets	11,788
Brand	2,097
Goodwill	27,109
Current liabilities	(2,098)
Non-current liabilities	(235)

Consideration paid	$39,654

        Goodwill is mainly attributable to synergies from advertising cost optimization. Goodwill is not deductible for income tax purposes and was assigned to the "Uzbekistan Mobile" segment.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation of the fixed-line operators acquired as of the acquisition dates:

	Interlink Group	Strategia (Urals Telephone Company ("UTC")	Total
Month of acquisition	June	July
Ownership interest acquired	100%	100%
Current assets	$994	$4,194	$5,188
Property, plant and equipment	7,042	15,135	22,177
Goodwill	4,230	27,846	32,076
Subscriber base	—	12,553	12,553
Current liabilities	(2,928)	(6,280)	(9,208)
Non-current liabilities	—	(5,253)	(5,253)
Deferred tax liabilities	(910)	(4,710)	(5,620)

Consideration paid	$8,428	$43,485	$51,913

        Recognition of goodwill in the amounts of $4.2 million and $27.8 million from the acquisition of Interlink Group and UTC, respectively, was due to the economic potential of the markets the acquired companies operate in. Goodwill was recognized in the "Russia Fixed" segment.

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

        In the first quarter of 2009, legal title to the business and full control of Stream-TV transferred to Comstar-UTS. This acquisition was accounted for by Comstar, and therefore the Group in a like manner, as a common control transaction. These financial statements reflect retrospective application of this acquisition in a manner similar to a pooling of interests. The transaction was accounted for directly in equity.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        MSS acquisition—In February 2008, the Group acquired an additional 9% stake in its Omsk subsidiary, Mobilnye Sistemy Svyazi ("MSS"), from a private investor for $16.0 million in cash. As a result of this transaction, the Group's ownership in the subsidiary increased to 100%. The transaction was accounted for using the purchase method. The allocation of the purchase price increased the recorded license cost by $8.8 million and customer base cost by $3.2 million. License costs are amortized over the remaining contractual terms of the license of approximately 3 years and the customer base is amortized on a straight-line basis over the estimated average subscriber's life of approximately 5 years.

        Reorganization of Comstar-Direct—Prior to December 2008, Comstar-Direct was owned 52% by Comstar-UTS and 48% by Sistema Mass Media ("SMM"), a subsidiary of Sistema. In December 2008, Comstar-Direct was split into two legal entities: SMM-Finance which became a 100% subsidiary of SMM, and Comstar-Direct which became a 100% subsidiary of Comstar-UTS. The effect of this transaction was the disposal of $26.8 million of net assets of Comstar-Direct and the acquisition of the remaining 48% noncontrolling interest in Comstar-Direct from SMM by Comstar-UTS. The transaction was accounted for at cost as a transaction between entities under common control. The excess of the net assets disposed of and the noncontrolling interest acquired was recorded in additional paid-in capital.

        Summary of the assets and liabilities disposed of by Comstar-UTS and the acquisition of the remaining 48% noncontrolling interest in Comstar-Direct is as follows:

Cash and short-term investments and loans	$5,029
Inventory and other current assets	6,168
Trade and other accounts receivable	22,379
Long-term investments and loans	7,508
Trade accounts payable	(14,264)

Total assets and liabilities disposed, net	26,820
Noncontrolling interest acquired	(15,813)

Excess of the net assets disposed of and noncontrolling interest acquired	$11,007

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2010 and 2009, gives effect to the acquisitions of Multiregion, Tenzor Telecom, Penza Telecom, NMSK and Lanck Telecom as though these business combinations had been completed at the beginning of 2009.

	2010	2009
Pro forma:
Net revenues	$11,366,018	$9,957,352
Net operating income	2,748,650	2,569,735
Net income	1,375,415	982,892
Earnings per share, basic and diluted, U.S. Dollars	$0.72	$0.52

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2009, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

        The following amounts of revenue and earnings of the companies acquired from third parties in 2010 since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2010:

2010 (unaudited)
Net revenues	$43,673
Net operating loss	(2,921)
Net loss	(8,820)

4. OPERATIONS IN TURKMENISTAN

        In December 2010 the Group suspended its operations in Turkmenistan following a notice received from the Ministry of Communications of Turkmenistan informing of a decision to suspend licenses held by BCTI, the Group's wholly-owned subsidiary in Turkmenistan, for a period of one month starting from December 21, 2010. On January 21, 2011, the period of license suspension expired, however, permission to resume operations was not granted.

        The Group conducted operations in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS OJSC and the Ministry of Communications of Turkmenistan which expired on December 21, 2010, unless extended pursuant to its terms and conditions. In accordance with certain provisions of this agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Under the terms of the agreement, BCTI shared 20% of its net profit commencing December 21, 2005. The Group at all times believed that the agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications failed to grant the extension in accordance with the terms of the agreement.

        Following the decision to suspend licenses, Turkmenistan government authorities took further steps, including the one-sided termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent the Group from providing services to its customers.

        Although BCTI has experienced no restrictions in using its current bank accounts and short-term deposits to settle existing tax and contractual liabilities, the ability of the Group to repatriate cash from the country is uncertain.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

4. OPERATIONS IN TURKMENISTAN (Continued)

        The Group initiated a number of lawsuits against Turkmenistan government authorities and state-owned telecom operators to defend its legal rights. On December 21, 2010 BCTI filed three requests of arbitration with the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Ministry of Communications of Turkmenistan and several state-owned telecom operators requesting specific performance on the respective agreements and compensation of damages. On January 24, 2011 ICC proceedings were suspended due to the proposal of the Ministry of Communications of Turkmenistan to start negotiations but were resumed on February 18, 2011 as no agreement between the parties was reached.

        On 21 January 2011 MTS sent to the Government of Turkmenistan a formal notice requesting to resolve the dispute by negotiations. Should the dispute not be resolved amicably by negotiations, MTS reserved its right to commence proceedings against the sovereign state of Turkmenistan on the basis of any applicable inter-governmental investment treaty. Under the Bilateral Investment Treaty ("BIT") between the Russian Federation and Turkmenistan, if a dispute is not resolved through negotiations within six months from the date of the request to negotiate, it can be referred to the International Centre for the Settlement of Investment Disputes ("ICSID").

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Turkmenistan, the Group determined that all of its long-lived assets attributable to Turkmenistan were impaired and recorded an impairment charge of $119.6 million in the consolidated statement of operations for the year ended December 31, 2010. The Group also assessed the recoverability of the subsidiary's current assets and provided for or wrote down those which were considered to be impaired. The total effect of impairment charges on the Group's statement of operations for the year ended December 31, 2010 is as follows:

Impairment of long-lived assets	$119,580
Provision for doubtful accounts	11,462
General and administrative expenses	4,280
Other operating expenses	2,500

$137,822

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2010 and 2009 comprised the following:

	December 31,
	2010	2009
Ruble current accounts	$413,139	$577,603
Ruble deposit accounts	93,271	1,059,105
U.S. Dollar current accounts	215,375	217,586
U.S. Dollar deposit accounts	28,002	12,000
Euro current accounts	17,142	602,825
Euro deposit accounts	11,288	4,161
Hryvna current accounts	9,535	1,260
Hryvna deposit accounts	35,753	2,768
Uzbek som current accounts	91,236	26,922
Uzbek som deposit accounts	—	662
Turkmenian manat current accounts	10,568	21,020
Armenian dram current accounts	2,160	2,683
Other	225	415

Total cash and cash equivalents	$927,694	$2,529,010

6. SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2010 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposit	3.5 - 9.0%	January - July 2011	$279,663
Funds in trust management	9.2%	June 2011	26,987
Promissory notes	5.5 - 7.0%	April - June 2011	26,701
Other			243

Total			$333,594

        Short-term investments as of December 31, 2009 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Promissory notes	6.0%	March - June 2010	$144,572
Deposits	7.0% - 12.5%	January - July 2010	38,370
Funds in trust management	9.0%	October 2010	20,077
Other			3,451

Total			$206,470

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

7. TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2010 and 2009 comprised the following:

	December 31,
	2010	2009
Subscribers	$384,903	$323,135
Interconnect	120,948	108,376
Dealers	108,010	61,827
Roaming	224,687	159,119
Other	80,022	40,942
Allowance for doubtful accounts	(120,468)	(97,653)

Trade receivables, net	$798,102	$595,746

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Balance, beginning of year	$97,653	$69,603	$70,373
Provision for doubtful accounts	123,352	105,260	97,460
Accounts receivable written off	(99,708)	(76,622)	(84,364)
Currency translation adjustment	(829)	(588)	(13,866)

Balance, end of year	$120,468	$97,653	$69,603

8. INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2010 and 2009, comprised the following:

	December 31,
	2010	2009
Handsets and accessories (including consigned to others $3,496 and $nil)	$234,166	$165,709
Spare parts for telecommunication equipment	34,687	26,928
SIM cards and prepaid phone cards	21,879	23,821
Advertising materials	2,011	2,195
Other	27,213	20,918

Total inventory and spare parts	$319,956	$239,571

        Obsolescence expense for the years ended December 31, 2010, 2009 and 2008, amounted to $27.8 million, $4.1 million and $3.9 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2010 and 2009, was as follows:

	December 31,
	2010	2009
Network, base station equipment and related leasehold improvements	$10,631,101	$9,391,900
Office equipment, computers and other	1,102,584	1,053,199
Buildings and related leasehold improvements	742,263	890,913
Vehicles	81,085	56,846

Property, plant and equipment, at cost	12,557,033	11,392,858
Accumulated depreciation	(6,196,117)	(5,098,418)
Construction in progress and equipment for installation	1,610,914	1,456,177

Property, plant and equipment, net	$7,971,830	$7,750,617

        Depreciation expense during the years ended December 31, 2010, 2009 and 2008, amounted to $1,521.6 million, $1,380.8 million and $1,528.0 million, respectively.

10. CAPITAL LEASE OBLIGATIONS

        The following is a summary of leased assets and respective depreciation as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Vehicles	$33,658	$9,995
Telecommunication equipment	1,235	68,547
Improvement	829	1,096
Buildings	—	171
Leased assets, at cost	35,722	79,809
Accumulated depreciation	(5,631)	(36,380)

Leased assets, net	$30,091	$43,429

        Depreciation of the assets recorded as capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 and amounted to $2.8 million, $10.2 million and $10.8 million, respectively. Interest expense accrued on capital lease obligations for the years ended December 31, 2010, 2009 and 2008 amounted to $0.5 million, $1.5 million and $2.0 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

10. CAPITAL LEASE OBLIGATIONS (Continued)

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

Payments due in the period ended December 31,
2011	$10,461
2012	8,968
2013	8,427
2014	170
2015	71

Total minimum lease payments (undiscounted)	28,097
Less amount representing interest	(8,342)

Present value of net minimum lease payments	19,755
Less current portion of lease obligations	(8,882)

Non-current portion of lease obligations	$10,873

        Vehicles leased include automobiles and a corporate aircraft. The Group has an obligation to purchase these vehicles under the respective capital lease agreements at the end of the lease term. The Group may also purchase the aircraft at any time during a period starting from January 2011 through the end of the lease term, which is December 2013, for an amount ranging from $10.4 million to $0.6 million depending on the date of purchase.

11. LICENSES

        In connection with providing telecommunication services, the Group has been issued various licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Ministry, the Group has gained access to various telecommunications licenses through acquisitions. In foreign subsidiaries, the licenses are granted by the local telecommunications authorities.

        As of December 31, 2010 and 2009, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2010	2009
Russia	$229,209	$264,387
Uzbekistan	196,517	196,517
Armenia	203,993	196,193
Ukraine	49,414	49,046

Licenses, at cost	679,133	706,143
Accumulated amortization	(384,405)	(341,421)

Licenses, net	$294,728	$364,722

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

11. LICENSES (Continued)

        Amortization expense for the years ended December 31, 2010, 2009 and 2008, amounted to $76.3 million, $78.7 million and $154.7 million, respectively.

        Based solely on the cost of amortizable operating licenses existing as of December 31, 2010 and current exchange rates, the estimated future amortization expenses for each of the next five years ending December 31 are as follows:

Estimated amortization expense in the year ended December 31,
2011	$53,563
2012	34,688
2013	30,570
2014	29,790
2015	29,790
Thereafter	116,327

Total	$294,728

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new licenses acquisitions, changes in useful lives, exchange rates and other relevant factors.

        Operating licenses contain a number of requirements and conditions specified by legislation. The requirements generally include the targets for start date of service, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

        Licenses that expired during the year ended December 31, 2010 and 2009 were renewed, however their carrying value in the accompanying consolidated balance sheets is immaterial due to the low cost of renewal.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

12. GOODWILL

        The change in the net carrying amount of goodwill for 2010 and 2009 by reportable segments was as follows:

	Russia Mobile	Ukraine Mobile	Russia Fixed	Other	Total
Balance at January 1, 2009
Gross amount of goodwill	$127,311	$5,508	$141,380	$245,163	$519,362
Accumulated impairment loss	—	—	(49,891)	—	(49,891)

	127,311	5,508	91,489	245,163	469,471

Acquisitions (Note 3)	189,842	—	104,439	34,283	328,564
Finalization of purchase accounting	—	—	41,835	—	41,835
Currency translation adjustment	(3,636)	(197)	(1,397)	(30,867)	(36,097)

Balance at December 31, 2009
Gross amount of goodwill	313,517	5,311	284,832	248,579	852,239
Accumulated impairment loss	—	—	(48,466)	—	(48,466)

	313,517	5,311	236,366	248,579	803,773

Acquisitions (Note 3)	—	—	175,307	—	175,307
Currency translation adjustment	(2,394)	16	(934)	5,567	2,255

Balance at December 31, 2010
Gross amount of goodwill	311,123	5,327	458,835	254,146	1,029,431
Accumulated impairment loss	—	—	(48,096)	—	(48,096)

	$311,123	$5,327	$410,739	$254,146	$981,335

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13. OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2010 and 2009 comprised the following:

		December 31, 2010			December 31, 2009
	Useful lives, months	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240	$1,682,959	$(1,056,324)	$626,635	$1,461,834	$(896,243)	$565,591
Acquired customer base	60 to 204	343,920	(111,775)	232,145	221,536	(74,320)	147,216
Rights to use radio frequencies	24 to 180	314,722	(100,496)	214,226	239,474	(75,761)	163,713
Accounting software	13 to 60	118,673	(87,623)	31,050	134,292	(79,480)	54,812
Numbering capacity with finite contractual life	24 to 120	90,408	(79,821)	10,587	90,266	(80,822)	9,444
Office software	13 to 60	84,343	(50,711)	33,632	71,997	(41,109)	30,888
Other software	12 to 600	95,179	(30,199)	64,980	80,488	(30,275)	50,213

		2,730,204	(1,516,949)	1,213,255	2,299,887	(1,278,010)	1,021,877

Prepayments for intangible assets		273,239	—	273,239	—	—	—

Numbering capacity with indefinite contractual life		55,144	—	55,144	47,737	—	47,737

Total other intangible assets		$3,058,587	$(1,516,949)	$1,541,638	$2,347,624	$(1,278,010)	$1,069,614

        As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, the Group entered into agreements for the use of telephone numbering capacity with other telecommunications operators in the region. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of two to ten years in accordance with the terms of the contracts to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

        Amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to $399.8 million, $374.5 million and $459.6 million, respectively. Based solely on the cost of amortizable intangible assets existing at December 31, 2010 and current exchange rates, the estimated future amortization expenses for each of the next five years ending December 31 are as follows:

Estimated amortization expense in the year ended December 31,
2011	$417,660
2012	272,900
2013	178,370
2014	100,150
2015	58,690
Thereafter	185,485

Total	$1,213,255

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives, exchange rates and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14. INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2010 and 2009, the Group's investments in and advances to associates comprised the following:

	December 31,
	2010	2009
MTS Belarus—equity investment	$227,130	$220,350
MTS Belarus—loan receivable	3,000	100
Intellect Telecom—equity investment	11,662	—

Total investments in and advances to associates	$241,792	$220,450

        MTS Belarus—In April 2008 the Group entered into a credit facility agreement with MTS Belarus valid till March 15, 2009. The facility allowed MTS Belarus to borrow up to $33.0 million and bears annual interest of 10.0%. In the year ended December 31, 2009 the maturity date was extended to March 15, 2010 and the total allowable amount was increased to $46.0 million. In the year ended December 31, 2010 the maturity date was prolonged till March 15, 2011. The credit facility was fully paid upon maturity.

        The financial position and results of operations of MTS Belarus as of and for the year ended December 31, 2010 and 2009 were as follows:

	(unaudited)
	2010	2009
Total assets	$527,609	$498,278
Total liabilities	72,533	56,736
Net income	145,707	143,061

        Intellect Telecom—In November 2010 MGTS acquired a 43.8% interest in Intellect Telecom OJSC from one of the subsidiaries of Sistema for $12.4 million. Intellect Telecom is a research and development innovation center in the field of telecommunications.

        The financial position and results of operations of Intellect Telecom as of and for the year ended December 31, 2010 were as follows:

(unaudited)
Total assets	$25,227
Total liabilities	34,180
Net loss	6,831

        Coral/Sistema Strategic Fund—In the years ended December 31, 2007 and 2008, the Group purchased an equity interests in a limited partnership organized by Sistema. The purpose of the strategic fund was to invest in various projects in the telecommunications and high-technology area. The Group exercised significant influence over Coral and therefore the investment was accounted for using the equity method.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

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

        The Group's share in the total earnings or losses of associates was included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, this share amounted to $70.6 million, $60.3 million and $75.7 million, respectively.

15. INVESTMENT IN SHARES OF SVYAZINVEST

        In December 2006, as a part of its program of regional expansion, the Group acquired a 25% stake plus one share in Telecommunication Investment Joint Stock Company ("Svyazinvest") from Mustcom Limited for a total consideration of approximately $1,390.0 million, including cash of $1,300.0 million and the fair value of a call and put option of $90.0 million. Comstar-UTS and MGTS Finance S.A., a subsidiary of MGTS, have acquired 4,879,584,306 ordinary shares of Svyazinvest, with Comstar-UTS buying 3,378,173,750 shares, which represent 17.3% of total outstanding shares of Svyazinvest, and MGTS Finance S.A. buying 1,501,410,556 shares, representing 7.7% of the total outstanding shares of Svyazinvest. Svyazinvest is a holding company that holds controlling stakes in seven publicly traded incumbent fixed-line operators ("MRKs") based in all seven Federal districts of Russia, Rostelecom, a publicly traded long-distance fixed-line operator operating a Russia-wide network, and several other entities, the majority of which are non-public.

        Based on an analysis of all relevant factors, management determined that the acquisition of 25% plus one share of Svyazinvest does not allow the Group to exercise significant influence over this entity due to its legal structure and certain limitations imposed by Svyazinvest's charter documents. Accordingly, the Group accounts for its investment in Svyazinvest under the cost method.

        In November 2009, the Group, Sistema and Svyazinvest ("the Parties") have signed a non-binding memorandum of understanding ("MOU"), under which the Parties agreed to enter into a series of transactions which would ultimately result in (i) disposal of the Group's investment in Svyazinvest to a state-controlled enterprise; (ii) noncash extinguishment of the Group's indebtedness to Sberbank (Note 18); (iii) increase in Sistema's ownership in Sky Link to 100% and disposal of this investment to Svyazinvest; and (iv) disposal of 28% of MGTS' common stock owned by Svyazinvest to Sistema.

        Based on the estimated fair values of the elements of the assets to be exchanged and liabilities to be extinguished under the MOU and other relevant factors, management conducted an impairment analysis of the Group's investment in Svyazinvest as of December 31, 2009. Based on the MOU, the estimated fair value of the investment, which included significant unobservable inputs (Level 3 measurement), was approximately RUB 26.0 billion ($859.7 million as of December 31, 2009) compared to a carrying value of RUB 36.5 billion ($1,205.5 million as of December 31, 2009). As a result, during the year ended December 31, 2009 the Group has recorded an impairment loss of RUB 10.5 billion ($349.4 million).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

15. INVESTMENT IN SHARES OF SVYAZINVEST (Continued)

        In September 2010, the Group completed the sale of its Svyazinvest stake for a cash consideration of RUB 26.0 billion and repaid the outstanding debt to Sberbank in the amount of RUB 26.0 billion with proceeds from the sale. In connection with the sale of 25% plus one share stake in Svyazinvest the Group incurred consultancy fees due to Sistema-Invenchure, a subsidiary of Sistema, in the amount of RUB 291.2 million ($9.6 million at September 2010 average rate). No gain or loss was recognized upon sale.

16. OTHER INVESTMENTS

        As of December 31, 2010 and 2009, the Group's other investments comprised of the following:

			December 31,
	Annual interest rate	Maturity date
			2010	2009
Investments in ordinary shares (Related parties) (Note 26)	—	—	$9,763	$10,538
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche (Note 26)	6%	2015	91,503	—
Loan receivable from Intellect Telecom (Note 26)	7.0 - 11.0%	2012	—	12,808
Promissory notes of Sistema (Note 26)	0.0%	2017	20,293	20,449
Promissory notes of Sistema (Note 26)	0.0%	on demand	4,162	—
Investment in IFC Metropol	0.0%	—	—	2,921
Other	—	—	2,861	1,985

Total other investments			$128,582	$48,701

        During the year ended December 31, 2008, the Group deposited in Tammaron Ltd., a company incorporated under the laws of the British Virgin Islands, an amount of $21.2 million for the a potential business acquisition. During 2009 based on an analysis of the current Russian and global financial markets situation, the Group came to the conclusion that a significant uncertainty existed in regard to the completion of such transaction and recorded an impairment of this investment in the Group's consolidated statement of operations for the year ended December 31, 2009.

        In December 2010 the Group granted a $90.0 million loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the remaining 20% stake (Note 28). According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17. RESTRICTED CASH

        As of December 31, 2010 and 2009, the Group's balances of restricted cash were as follows:

	2010	2009
Uzbekistan	$4,593	$6,389
Ukraine	126	—

Total restricted cash	$4,719	$6,389

        Restricted cash in Uzbekistan is cash deposited by Uzdunrobita in a special bank account which was created to be in compliance with the government regulation for local currency conversion into foreign currencies. The cash deposited will be converted from Uzbek Som into U.S. Dollars and used for settlements with suppliers of equipment and software.

        Restricted cash in Ukraine represents cash deposited by MTS Ukraine in a special bank account as a condition for receiving a bank guarantee.

18. BORROWINGS

        Notes—As of December 31, 2010 and 2009, the Group's notes consisted of the following:

	Currency	Interest rate	2010	2009
MTS International Notes due 2020	USD	8.625%	$750,000	$—
MTS OJSC Notes due 2020	RUB	8.15%	492,176	—
MTS OJSC Notes due 2016	RUB	14.25%	492,176	495,963
MTS OJSC Notes due 2014	RUB	16.75%	492,176	495,963
MTS Finance Notes due 2012	USD	8.00%	400,000	400,000
MTS OJSC Notes due 2017	RUB	8.70%	328,117	—
MTS OJSC Notes due 2018	RUB	8.00%	315,337	323,698
MTS OJSC Notes due 2015	RUB	7.75%	39,823	248,213
MTS OJSC Notes due 2013	RUB	7.00%	13,249	247,981
MTS Finance Notes due 2010	USD	8.38%	—	400,000
MGTS Notes due 2010	RUB	16.00%	—	402
Less: unamortized discount			(202)	(2,587)

Total notes			$3,322,852	$2,609,633
Less: current portion			(492,176)	(1,218,084)

Total notes, long-term			$2,830,676	$1,391,549

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2014	May 2011
MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

        The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2011 (MTS OJSC Notes due 2014), in 2012 (MTS OJSC Notes due 2016), in 2013 (MTS OJSC Notes due 2018) and in 2015 (MTS OJSC Notes due 2020) in the aggregated maturities schedule as these are the reporting periods when the noteholders will have the unilateral right to demand repurchase.

        In April 2010 the Group set new coupon rates for MTS OJSC Notes due 2013 and 2015. The coupon rates were set at 7.0% for MTS OJSC Notes due in 2013 and 7.75% for MTS OJSC Notes due 2015. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2013 and 2015 at the request of eligible noteholders in the amount of RUB 7.1 billion ($242.4 million as of the date of the transaction) and RUB 6.1 billion ($214.2 million as of the date of the transaction), respectively. The new coupon rates are valid till the final due date of the notes.

        In June 2010 the Group announced a new coupon rate for MTS OJSC Notes due in 2018. The rate was set as 8.0%. Following the announcement of the new coupon rate, the Group repurchased MTS OJSC Notes due 2018 at the request of eligible noteholders in the amount of RUB 179.5 million ($5.8 million as of the date of the transaction). The new coupon rate is valid till June 2013 when the Group will set the sequential coupon rate. The holders have the unilateral right to demand repurchase of the notes at par value upon announcement of the new coupon. Therefore, the Group discloses MTS OJSC Notes due 2018 in the aggregated maturities schedule as maturing in 2013 as this is the reporting period when the noteholders will have the unilateral right to demand repurchase.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

        The fair values of notes based on the market quotes as of December 31, 2010 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Irish stock exchange	112.40	$843,000
MTS OJSC Notes due 2014	MICEX	104.03	512,011
MTS OJSC Notes due 2016	MICEX	99.85	491,438
MTS OJSC Notes due 2020	MICEX	98.00	482,333
MTS Finance Notes due 2012	Luxembourg stock exchange	105.61	422,440
MTS OJSC Notes due 2017	MICEX	99.65	326,969
MTS OJSC Notes due 2018	MICEX	101.50	320,067
MTS OJSC Notes due 2015	MICEX	100.50	40,022
MTS OJSC Notes due 2013	MICEX	99.96	13,244

Total notes			$3,451,524

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

        Bank loans—As of December 31, 2010 and 2009, the Group's loans from banks and financial institutions consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2010)
	Maturity		2010	2009
USD-denominated:
Skandinavska Enskilda Banken AB	2011 - 2017	LIBOR+0.23% - 1.8% (0.68% - 2.26%)	$242,013	$279,519
EBRD	2011 - 2014	LIBOR+1.51% - 3.1% (1.97% - 3.56%)	116,667	150,000
HSBC Bank plc and ING BHF Bank AG	2011 - 2014	LIBOR+0.3% (0.76%)	71,244	90,985
Citibank International plc and ING Bank N.V.	2011 - 2013	LIBOR+0.43% (0.88%)	62,486	84,560
HSBC Bank plc, ING Bank and Bayerische Landesbank	2011 - 2015	LIBOR+0.3% (0.76%)	59,570	76,180
Commerzbank AG, ING Bank AG and HSBC Bank plc	2011 - 2014	LIBOR+0.3% (0.76%)	51,285	66,557
Barclays	Fully repaid in February 2011	LIBOR+0.13% - 0.15% (0.59% - 0.61%)	46,047	59,203
ABN AMRO Bank N.V.	2011 - 2013	LIBOR+0.35% (0.81%)	18,861	25,149
Syndicated Loan Facility granted to MTS OJSC in 2006	Voluntarily repaid in 2010	—	—	323,077
Syndicated Loan Facility granted to MTS OJSC in 2009	Voluntarily repaid in 2010	—	—	360,000
Other	2011 - 2013	various	7,569	21,694

			$675,742	$1,536,924
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2011 - 2018	EURIBOR+1.65% (2.88%)	$52,159	$—
LBBW	2011 - 2017	EURIBOR+0.75% (1.98%)	43,201	—
Bank of China	2011 - 2016	EURIBOR+1.95% (3.18%)	35,123	—
ABN AMRO Bank N.V.	2011 - 2013	EURIBOR+0.35% (1.58%)	13,740	19,859
Syndicated Loan Facility granted to MTS OJSC in 2009	Voluntarily repaid in 2010	—	—	341,580
EBRD	Voluntarily repaid in 2010	—	—	312,743
European Investment Bank	Voluntarily repaid in 2010	—	—	164,979
Gazprombank	Voluntarily repaid in 2010	—	—	143,460
Nordic Investment Bank	Voluntarily repaid in 2010	—	—	114,768
Other	2011 - 2012	various	3,060	5,972

			$147,283	$1,103,361

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

			December 31,
		Interest rate (actual at December 31, 2010)
	Maturity		2010	2009
RUB-denominated:
Sberbank	2015 - 2017	8.95%	$1,968,704	$—
Bank of Moscow	2013	8.00% - 9.50%	459,364	—
Gazprombank	2013 - 2015	8.75%	360,929	213,600
Gazprombank	2013 - 2015	8.75%	137,809	—
Sberbank	2011	10.5%	19,234	—
Sberbank	Voluntarily repaid in 2010	—	—	859,669
Sberbank	Voluntarily repaid in 2010	—	—	1,554,017
Sberbank	Voluntarily repaid in 2010	—	—	396,770
Other	2011 - 2023	various	34,377	25,241

			$2,980,417	$3,049,297
Debt-related parties	2011 - 2012	various	14,563	46,935

			$14,563	$46,935
Total bank loans			$3,818,005	$5,736,517
Less: current portion			(256,052)	(801,242)

Total bank loans, long-term			$3,561,953	$4,935,275

        During 2010, the Group renegotiated interest rates on Sberbank credit facilities in amount of RUB 47 billion. The rates were reduced from 16.0% to 9.25%. The Group concluded that this represented a substantial modification in the terms of the debt as it resulted in a change of the present value of cash flows under the new terms by more than 10% comparing to the original terms. The Group therefore accounted for this transaction as a debt extinguishment. The unamortized amount of initially capitalized debt issuance costs was written off which resulted in additional interest expense of $26.7 million in the year ended December 31, 2010. The credit facilities were fully repaid by the Group in December 2010 and refinanced with a new RUB 60 billion facility of Sberbank with a rate of 8.95% and final maturity in December 2017.

        The interest rate on the Sberbank RUB-denominated credit facility due 2015-2017 of 8.95% is valid till March 2011 and for the period from December 2013 till the final maturity date in December 2017. The interest rate for the period from March 2011 till December 2013 depends on the volume of turnovers on the bank accounts of certain entities of the Group. In case the average volume falls below a certain limit, the interest rate is increased by 1% to 9.95%. In addition, Sberbank is entitled to voluntarily revise the interest rate on the lines as a result of and proportionate to the change in the refinancing rate set by the Central Bank of Russia.

        In February 2010 the Group negotiated a decrease in the interest rate on a EUR 100 million facility from Gazprombank. The rate was reduced from original 14.0% to 7.0%. In May 2010 the maturity of the agreement was extended from 1.5 years to five years. The new debt repayment schedule now stipulated quarterly payments in six equal parts starting from November 2013 instead of a single

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

payment in June 2011. The Group concluded that this represented a substantial modification in the terms of the debt agreement as it resulted in a change in the present value of the cash flows related to the facility by more than 10% and accounted for the transaction as debt extinguishment. Subsequently, the credit facility was fully repaid in December 2010 and refinanced with the RUB 4.2 billion facility of Gazprombank carrying the rate of 8.75% with the final maturity in February 2015.

        In 2010 the Group signed several amendments to a RUB 7 bln facility agreement with Gazprombank. The rate was decreased from the original 13.0% to 8.75%. The initial maturity of the facility in September 2012 was replaced by 6 equal semiannual repayments commencing from November 2013, so that the maturity of the agreement was extended from 2.5 years to five years. Additionally, the available amount of funds available under the facility was increased from RUB 7 bln to RUB 11 bln. The Group had drawn down in full on the additional funds by December 2010. These amendments resulted in a change in the present value of cash flows related to the facility exceeding 10% and were accounted for as debt extinguishment.

        In 2010 the Group also negotiated changes in interest rates and maturities of several other credit facilities. None of these modifications were considered to be substantial.

        Compliance with covenants—Subject to certain exceptions and qualifications, the indenture governing MTS Finance Notes due 2012 and prospectus governing MTS International Notes due 2020 contain covenants limiting the Group's ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate with another person or convey its properties and assets to another person, sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas, be subject to a judgment requiring payment of money in excess of $10.0 mln and 15.0 mln, respectively, which continue unsatisfied for more than 60 days without being appealed, discharged or waived or the execution thereof stayed.

        Also, the indentures governing MTS Finance Notes due 2012 and prospectus governing MTS International Notes due 2020 give noteholders the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest, if the Group experiences certain types of mergers, consolidations or there is change in control. An event of default under the notes may trigger cross default provisions with debt raised by Sistema, the controlling shareholder of the Group. The Group is required to take all commercially reasonable steps necessary to maintain a rating of the notes assigned by Moody's and Standard & Poor's.

        If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        The prospectus governing MTS OJSC Notes contains certain covenants which limit the Group's ability to delist the notes from the quotation lists and delay the coupon payments.

        Bank loans of the Group are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

        Most of the Group's loans also include an event of default consisting in rendering of judgment requiring payment of money in an amount in excess of $10.0 mln and the continuance of any such judgment unsatisfied and in effect for any period of 60 consecutive calendar days without a stay of execution.

        On November 11, 2010 an international arbitration tribunal constituted under the rules of the London Court of International Arbitration rendered an award with regards to arbitration commenced by Nomihold Securities Inc. in January 2007. The award requires the Group's subsidiary, MTS Finance, to honor Nomihold's option to sell MTS Finance the remaining 49% stake in Tarino Limited for $170 million, plus $5.88 million in damages and $34.0 million in interest to compensate it for related costs. MTS Finance applied to arbitration tribunal for correction of the award, however the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against a member of the Group, prior to the date these consolidated financial statements were issued, the Group obtained consents from the noteholders of MTS Finance Notes due 2012 and MTS International Notes due 2020 and from certain banks, except for Barclays Bank, to (1) waive certain defaults and events of default which might arise under the loan agreements as a result of and in connection with the award, and (2) certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award. Therefore, the Group classified the notes and bank loans in accordance with their original maturities in its consolidated statement of financial position as of December 31, 2010, except for the credit facility with Barclays Bank classified as current and fully repaid in February 2011.

        The Group was in compliance with all other existing notes and bank loans covenants as of December 31, 2010.

        Pledges—The vendor financing agreement between K-Telecom and Intracom, a related party, with total amount as of December 31, 2010 of $14.3 million is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $8.2 million.

        Equipment with a fair value of approximately $9.2 million as of December 31, 2010 is pledged as collateral against the outstanding liability of $5.6 million due to ING Bank Evrazia.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. BORROWINGS (Continued)

        Available credit facilities—As of December 31, 2010, the Group's total available credit facilities amounted to $2,959 million and related to the following credit lines:

	Maturity	Interest rate	Commitment fees	Available till	Available amount (USD equivalent)
Sberbank	2017	8.95%	0.50%	July 2011	$1,312,469
Calyon, ING Bank N.V. and Nordea Bank AB	2019/2020	LIBOR + 1.15%	0.40%	August 2011/ December 2012	1,074,371
Credit Agricole (Finnvera)	2019	EURIBOR + 1.65%	0.825%	February 2011/ February 2013	396,999
Bank of China (BNP Paribas)	2016	EURIBOR + 1.95%	0.60%	December 2011	175,500

Total available credit facilities					$2,959,339

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans outstanding as of December 31, 2010:

	Notes	Bank loans
Payments due in the year ended December 31,
2011	$492,176	$256,052
2012	891,973	190,750
2013	328,586	717,194
2014	—	437,507
2015	531,999	800,815
Thereafter	1,078,118	1,415,687

Total	$3,322,852	$3,818,005

19. ASSET RETIREMENT OBLIGATIONS

        As of December 31, 2010 and 2009, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2010	2009
Balance, beginning of the year	$88,683	$62,053
Liabilities incurred in the current period	4,066	3,923
Accretion expense	9,776	6,518
Revisions in estimated cash flows	(23,813)	17,693
Currency translation adjustment	(673)	(1,504)

Balance, end of the year	$78,039	$88,683

        Revisions in estimated cash flows are attributable to the change in the estimated inflation rate and cost of dismantling of assets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2010 and 2009, were as follows:

	2010	2009
Balance, beginning of the year	$163,098	$174,225
Payments received and deferred during the year	89,030	60,590
Amounts amortized and recognized as revenue during the year	(95,706)	(67,057)
Currency translation adjustment	(1,134)	(4,660)

Balance, end of the year	155,288	163,098
Less: current portion	(49,212)	(46,930)

Non-current portion	$106,076	$116,168

        The Group defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

21. PROPERTY, PLANT AND EQUIPMENT COTRIBUTIONS

        MGTS receives telecommunication infrastructure which is intended to operate as an integral part of the Moscow city wire line network from real estate construction contractors free of charge as provided by the regulations of the city government. Property, plant and equipment contributions received by MGTS during the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Unamortized property, plant and equipment contributions, beginning of the year	$90,349	$93,197
Contributions received during the year	2,819	3,213
Amortization for the year	(3,622)	(3,408)
Currency translation effect	(687)	(2,653)

Unamortized property, plant and equipment contributions, end of the year	$88,859	$90,349

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Cash flow hedging

        In 2009, 2008 and 2007 the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2010 mature in 2012-2015.

        Further, in 2009 the Group entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

exchanges of both principal and interest payments from RUB-denominated amounts to USD and Euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also included an interest rate swap of a fixed USD and Euro-denominated interest rate to a fixed RUB-denominated interest rate. The instruments were qualified for cash flow hedge accounting under U.S. GAAP requirements. Each cross-currency interest swap matched the interest and principal payments of the underlying debt allowing for highly-effective hedges. Cross-currency interest rate swap contracts outstanding as of December 31, 2010 mature in 2011.

        The following table presents the fair value of the Group's derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2010 and 2009.

		December 31,
	Statement of financial position location
		2010	2009
Asset derivatives
Interest rate swaps	Other non-current assets	$3,322	$3,391

Total		$3,322	$3,391

Liability derivatives
Interest rate swaps	Other long-term liabilities	$(31,315)	$(32,636)
Cross-currency interest rate swaps	Other payables	(3,469)	(9,211)
Cross-currency interest rate swaps	Other long-term liabilities	—	(17,348)

Total		$(34,784)	$(59,195)

        The following table presents the effect of the Group's derivative instruments designated as hedges in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008.

		Year ended December 31,
	Location of loss recognized	2010	2009	2008
Interest rate swaps	Interest expense	$(32,726)	$(8,392)	$(2,002)
Cross-currency interest rate swaps	Currency exchange and transaction loss	(37,820)	(24,299)	—

Total		$(70,546)	$(32,691)	$(2,002)

        An amount of $3.5 million, the ineffective portion of interest rate swap arrangements, was included in interest expense in consolidated statement of operations for the year ended December 31, 2010.

        The ineffective portion of interest rate swap arrangements amount of $0.9 million was included in interest expense in the consolidated statement of operations for the year ended December 31, 2009.

        On February 24, 2010 the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2009 with an original maturity in 2011-2012. The voluntary prepayment of principal and interest in amount of $707.4 million as of February 24, 2010 resulted in an immediate

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

termination of hedging relationship of interest rate swap agreements related to the Syndicated Loan Facility. Consequently, $12.0 million of accumulated other comprehensive loss were reclassified into earnings (interest expense).

        An amount of $2.0 million, the ineffective portion of cross-currency swap arrangements, was included in currency exchange and transaction gain in the consolidated statement of operations for the year ended December 31, 2010.

        The ineffective portion of cross-currency interest rate swap arrangements in amount of $4.5 million was included in currency exchange and transaction loss in the consolidated statement of operations for the year ended December 31, 2009.

        On October 21, 2010 the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2006 with an original maturity in 2011. The voluntary prepayment of principal and interest of $162.2 million as of October 21, 2010 resulted in an immediate termination of hedging relationship of cross-currency swap agreements related to the Syndicated Loan Facility. Consequently, $3.2 million of accumulated other comprehensive loss were reclassified into earnings (currency exchange and transaction gain).

        The following table presents the effect of the Group's derivative instruments designated as hedges in accumulated other comprehensive income for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Accumulated derivatives loss, beginning of the year	$(40,293)	$(16,714)	$(355)
Fair value adjustments on hedging derivatives	(39,757)	(28,764)	(18,361)
Amounts reclassified into earnings during the period	65,185	5,185	2,002

Accumulated derivatives loss, end of the year	$(14,865)	$(40,293)	$(16,714)

        As of December 31, 2010, the outstanding hedge instruments were highly effective. Approximately $7.0 million of net loss is expected to be reclassified into net income during the next twelve months.

        Cash inflows and outflows related to hedge instruments were included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2010, 2009 and 2008.

Non-designated derivative instruments

        Foreign currency options—In 2010 and 2009 the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements the Group has a combination of put and call option rights to acquire $330.0 million at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will mature in 2011-2012.

        Buy-out put option—On December 23, 2010, simultaneously with the meeting of MTS' shareholders (Note 1), the meeting of Comstar-UTS' shareholders approved the reorganization of Comstar-UTS

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

through the statutory merger into MTS OJSC. In accordance with the Russian legislation, shareholders who voted against or did not vote on the merger have the right to sell their shares back to Comstar-UTS for cash at a price set by the company's Boards of Directors, subject to the statutory limit of 10% of the company's net asset value under the Russian Accounting Standards. Eligible shareholders shall file a buyout demand within no later than 45 (forty five) days after the adoption of the resolution on reorganization. The buy-out of shares shall be carried out within 30 days after the expiry of the period set for the buyout demand being made. Fair value of the Group's liability under the put option as of December 31, 2010 was estimated at $11.6 million using an option pricing model.

        Purchased call option—In 2008 in order to mitigate the exposure resulting from the employee phantom option program introduced in April 2008 (Note 25), Comstar-UTS acquired a phantom call option on its GDRs for $19.4 million from an investment bank. The amount of cash paid was included in the cash flows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2008. The agreement entitles Comstar-UTS to receive in the second quarter of 2010 a payment equal to the difference between the average of daily volume-weighted average trading prices of GDRs on the London Stock Exchange for the period between February 1 and March 31, 2010 and the phantom option exercise price of USD 10.2368, if positive, multiplied by 9,000,000. Subsequent to the acquisition of the instrument, the Group estimated the fair value of the respective asset using an option pricing model and re-measured it as of each reporting date. In April 2010 the purchased call option expired unexercised as it was out-of-the-money.

        Written call and put option—In 2006, simultaneously with the acquisition of the 25% stake plus one share in Svyazinvest (Note 15), MGTS Finance S.A. and "2711 Centerville Cooperatief U.A." ("2711 UA"), an affiliate of Mustcom Limited, signed a call and put option agreement, which gives 2711 UA a right to purchase 46,232,000 shares of Comstar-UTS, representing 11.06% of total issued shares, from MGTS Finance S.A and sell them back to MGTS Finance S.A. The call option acquired by 2711 UA could be exercised at a strike price of USD 6.97 per share at any time following the signing of the agreement with respect to 10.5% of Comstar-UTS' shares. The call option for the remaining 0.56% stake could be exercised at any time beginning from April 1, 2007. The call option was to expire in one year from the date of signing of the agreement. 2711 UA had a right to exercise its put option at any time within two years from the date of exercising the call option at a strike price, which will be calculated based on a weighted average price of Comstar-UTS' GDRs during the 90 trading days period preceding the exercise of the put option.

        On December 7, 2007, Access Telecommunications Cooperatief U.A. ("Access", previously known as 2711 UA) has exercised its call option for 46,232,000 shares and paid $322.2 million in cash to the Group.

        On August 25, 2008, Access has initiated a process of exercising the put option, and on November 26, 2008 has sold MGTS Finance S.A. 46,232,000 shares of Comstar-UTS for the total of $463.6 million, $100.0 million of which had been paid on November 26, 2008 in cash, with the remaining portion had been restructured in the form of an interest-bearing promissory note repayable in four monthly installments. Cash payment in the amount of $100.0 million was included in the financing activities' section of the Group's consolidated statement of cash flows for the year ended December 31, 2008.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        Currency forward—In December 2008, to mitigate foreign currency risks associated with the USD-denominated notes payable to Access, Comstar-UTS entered into forward contracts with MBRD to acquire $32.0 million and $68.0 million in January and February 2009, respectively, at a rate of RUB 27.85 per one USD. During the year ended December 31, 2009, the instrument was redeemed. Net cash proceeds from the redemption of the instrument in the amount of $20.2 million were included in cash flows from operating activities in the consolidated statement of cash flows.

        The following table presents the fair value of the Group's derivative instruments not designated as hedges in the consolidated statements of financial position as of December 31, 2010 and 2009.

		December 31,
	Statement of financial position location	2010	2009
Asset derivatives:
Foreign currency options	Other non-current assets	$247	$—

Total		$247	$—

Liability derivatives:
Foreign currency options	Other payables	$(92)	$(2,654)
Buy-out put option	Other payables	(11,636)	—
Foreign currency options	Other long-term liabilities	(2,520)	(1,627)

Total		$(14,248)	$(4,281)

        The following table presents the effect of the Group's derivative instruments not designated as hedges on the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008.

		Year ended December 31,
	Location of gain/(loss) recognized	2010	2009	2008
Foreign currency options	Currency exchange and transaction gain/(loss)	$1,916	$(4,280)	—
Purchased call option	Change in fair value of derivatives	—	(5,420)	$(13,614)
Currency forward	Currency exchange and transaction gain	—	12,788	10,165
Written call and put option	Change in fair value of derivatives	—	—	(27,940)

Total		$1,916	$3,088	$(31,389)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

  Fair value of derivative instruments

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements measured at fair value on a recurring basis as of December 31, 2010:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2010
Assets:
Interest rate swap agreements	—	$3,322	—	$3,322
Currency option agreements	—	247	—	247
Liabilities:
Interest rate swap agreements	—	$(31,315)	—	$(31,315)
Buy-out put option	—	(11,636)	—	(11,636)
Cross-currency interest rate swap agreements	—	(3,469)	—	(3,469)
Currency option agreements	—	(2,612)	—	(2,612)

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements measured at fair value on a recurring basis as of December 31, 2009:

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. ACCRUED LIABILITIES

	December 31,
	2010	2009
Accruals for services	$365,447	$232,897
Accruals for taxes	186,492	243,083
Accrued payroll and vacation	159,171	210,372
Interest payable on debt	76,804	127,953
Accruals for payments to social funds	11,890	12,396

Total accrued liabilities	$799,804	$826,701

24. INCOME TAX

        Provision for income taxes for the years ended December 31, 2010, 2009 and 2008 was as follows:

	Year ended December 31,
	2010	2009	2008
Current provision for income taxes	$562,637	$403,523	$952,116
Deferred income tax loss/(benefit)	(45,449)	101,524	(207,796)

Total provision for income taxes	$517,188	$505,047	$744,320

        The statutory income tax rates in jurisdictions in which the Group operates for 2010 were as follows: Russia, Turkmenistan and Armenia—20.0%, Ukraine—25.0%, Uzbekistan—3.4%.

        The Russian statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Statutory income tax rate for the year	20.0%	20.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	3.5	4.9	2.1
Currency exchange and transaction loss	—	0.5	1.0
Income tax provision	0.1	(0.2)	0.3
Settlements with tax authorities	(1.0)	(2.9)	—
Revaluation of MTS Ukraine tax base	—	—	(1.8)
Different tax rate of foreign subsidiaries	(0.5)	(2.0)	(1.2)
Earnings distribution from subsidiaries	0.7	6.8	—
Disposal of treasury stock	—	(4.1)	—
Effect of change in tax rate in Ukraine	0.7	—	—
Change in fair value of derivative financial instruments	(0.1)	(0.1)	0.3
Change in valuation allowance	(0.2)	10.3	(0.2)
Comstar corporate reorganization	—	0.4	—
Impairment of long-lived assets	1.3	—	—
Impairment of goodwill	—	—	0.4
Other	0.5	0.1	0.5

Effective income tax rate	25.0%	33.7%	25.4%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$211,307	$212,606
Other intangible assets	1,346	12,770
Deferred connection fees	31,522	33,610
Subscriber prepayments	20,832	16,663
Accrued expenses	148,828	130,603
Inventory obsolescence	5,884	3,046
Loss carryforward	196,883	111,784
Impairment of property, plant and equipment	4,438	19,906
Valuation of investment in Svyazinvest	—	78,761
Other	22,384	26,750
Valuation allowance	(165,994)	(182,308)

Total deferred tax assets	477,430	464,191

	December 31,
	2010	2009
Deferred tax liabilities
Licenses acquired	$(62,606)	$(59,746)
Depreciation of property, plant and equipment	(192,679)	(188,611)
Customer base	(34,783)	(2,695)
Other intangible assets	(41,011)	(59,227)
Debt issuance cost	(11,134)	(22,690)
Potential distributions from/to Group's subsidiaries/associates	(105,821)	(118,608)
Other	(4,992)	(1,025)

Total deferred tax liabilities	(453,026)	(452,602)

Net deferred tax asset	24,404	11,589

Net deferred tax asset, current	$234,658	$212,687
Net deferred tax asset, non-current	$81,816	$97,355
Net deferred tax liability, long-term	$(292,070)	$(298,453)

        In 2009, to streamline the ownership structure within Comstar group and to enable legal merger of certain its subsidiaries, certain of Comstar's subsidiaries were sold to Comstar-UTS. As a result, deferred tax assets on tax losses carried forward of $6.8 million were written down.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. INCOME TAX (Continued)

        The Group has the following significant balances for income tax losses carried forward as of December 31, 2010 and 2009:

Jurisdiction	Period for carry-forward	2010	2009
Luxembourg (MGTS Finance S.A.)	Unlimited	$124,464	$94,163
Russia (Comstar-UTS, RTC and other)	2011 - 2019	72,419	17,048
USA	Unlimited	—	573

Total		$196,883	$111,784

        Management established the following valuation allowances against deferred tax assets because there will not be sufficient future taxable income against which to realize such assets:

Valuation allowances	2010	2009
Sale of investment in Svyazinvest	$66,887	$78,800
Operating loss in Luxemburg (MGTS Finance S.A)	94,032	94,163
Other	5,075	9,345

Total	$165,994	$182,308

        As of December 31, 2010 and 2009 the Group recognized deferred income tax liabilities of $63.8 million and $70.5 million respectively, for income taxes on future dividend distributions from foreign subsidiaries (MTS Ukraine and K-Telecom) which are based on $1,309.4 million and $1,431.9 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated.

        No deferred tax liability was recognized on undistributed earnings of Uzdunrobita as of December 31, 2010 and 2009 as the Group plans to indefinitely reinvest earnings in this entity. As of December 31, 2009 and 2008 the amount of undistributed earnings of Uzdunrobita in accordance with local statutory accounting regulations amounted to $594.6 million and $530.7 million, respectively (unaudited). Potential earnings distributions from BCTI are tax free, accordingly, so that no deferred tax liability arises in this regard.

        As of December 31, 2010, 2009 and 2008, the Group included accruals for uncertain tax positions in the amount of $14.0 million, $10.6 million and $12.4 million, respectively, as a component of income tax payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. INCOME TAX (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance, beginning of the year	$10,607	$12,360	$35,752
Additions based on tax position related to the current year	14,590	2,094	20,006
Additions based on tax positions related to prior years	1,504	—	—
Additions based on tax of acquired entities	7,587	1,521	—
Reduction in tax positions related to prior years	(2,141)	(1,778)	(11,692)
Settlements with tax authorities	(18,109)	(3,305)	(31,456)
Currency translation adjustment	(45)	(285)	(250)

Balance, end of the year	$13,993	$10,607	$12,360

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2010, 2009 and 2008 amounted to a charge of $3.3 million, reversal of ($0.6) million and reversal of ($1.0) million respectively, and are included in income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totaled $3.3 million and $4.3 million as of December 31, 2010 and 2009, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

25. SHARE BASED COMPENSATION

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

        A summary of the status of the Group's Stock Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollars	Weighted average grant date fair value of options (per share), U.S. Dollars	Aggregate intrinsic value
Outstanding at January 1, 2008	1,397,256	$6.31	$4.05	$5,236

Granted	1,302,070	15.93	2.44
Exercised	(1,397,256)	6.31	4.05
Expired	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2008	1,302,070	$15.93	$2.44	$—

Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2009	1,302,070	$15.93	$2.44	$—

Granted	—	—	—
Exercised	—	—	—
Expired	(1,302,070)	15.93	2.44
Forfeited	—	—	—

Outstanding at December 31, 2010	—	$—	$—	$—

        The total intrinsic value of options exercised during the year ended December 31, 2008 was $7.4 million. Stock options outstanding as of December 31, 2009 expired unexercised.

        Compensation cost under the Stock Option Plan of $0.6 million, $1.2 million and $3.5 million was recognized in consolidated statements of operations during the years ended December 31, 2010, 2009 and 2008, respectively. Related deferred tax benefit amounted to $0.1 million, $0.2 million and $0.7 million, respectively.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

        Expected volatility was based on historical volatility of the MTS' ADSs.

        The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Stock Option Plan awards will be achieved and only recognize expense for those awards expected to vest. The effect of the estimated forfeitures on Group's operations was $nil, $nil, and $2.3 million in 2010, 2009 and 2008, respectively.

The 2007 Phantom Stock Plan

        In June 2007, MTS' Board of Directors approved the phantom stock plan to provide deferred compensation to certain key employees of the Group during 2007-2011 (the "2007 Phantom Stock Plan"). The plan is based on units equivalent to MTS ADSs (the "Phantom ADSs"). Each Phantom ADS is the equivalent of five MTS common shares. Under the 2007 Phantom Stock Plan, the participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted, upon vesting of the award. The average vesting period is two years from the grant date, contingent upon the continuing employment of the participants by the Group. Further, the award shall vest only if at the end of the vesting period the cumulative percentage of MTS market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors for the same period.

        In April 2008, the 2007 Phantom Stock Plan was amended to increase the number of Phantom ADSs available under the plan from the initial 3,600,000 to 9,556,716 ADSs and to increase the number of participants potentially eligible for the Plan to up to 420 top- and mid-level managers of the Group. Further, under the amended plan, the Phantom ADSs granted in 2008 and thereafter will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and the CIS, in each case in terms of revenue, and the cumulative percentage of MTS' market capitalization growth since the grant date exceeds the predetermined threshold of 15%. At the end of the vesting period, participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted and adjusted by the ratio that reflects actual market capitalization growth rate. During the year ended December 31, 2008, 6,676,716 ADSs were granted to the participants, 4,562,830 of which were granted on May 1, 2008 (Phantom Grant 2008 (I)) and 2,113,886 ADSs were granted on July 1, 2008 (Phantom Grant 2008 (II)).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

        A summary of the status of the Group's 2007 Phantom Stock Plan is presented below:

	Number of ADSs	Weighted average exercise price (per ADS), U.S. Dollar	Weighted average fair value of options (per ADS), U.S. Dollar
Outstanding at December 31, 2007	683,336	$56.79	$44.00
Granted	6,676,716	76.64	0.68
Exercised	—	—	—
Expired	—	—	—
Forfeited	(1,346,442)	72.02	0.88

Outstanding at December 31, 2008	6,013,610	$75.41	$0.78

Granted	—	—	—
Exercised	—	—	—
Expired	(3,883,144)	73.51	—
Forfeited	(531,833)	76.62	0.03

Outstanding at December 31, 2009	1,598,633	$79.63	$0.06

Granted	—	—	—
Exercised	—	—	—
Expired	(1,569,391)	79.63	—
Forfeited	(29,242)	79.63	—

Outstanding at December 31, 2010	—	$—	$—

        None of the Phantom ADSs expired during the year ended December 31, 2010 and 2009 were exercisable as of the expiration date which is July 1, 2010 for the Phantom Stock Grant 2008 (II) and July 1, 2009 for the Phantom Stock Grant 2007 and 2008 (I).

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

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

        Expected volatility was based on historical and implied volatility of the MTS' ADSs.

        For the year ended December 31, 2010 a reversal of previously recorded expense under the Phantom Stock Grant 2008 (II) in the amount of $0.07 million was recognized in the consolidated statements of operations as a result of underlying stock price decrease.

        For the year ended December 31, 2009 a reversal of previously recorded expense under the Phantom Stock Grant 2007, 2008 (I) and 2008 (II) in the amount of $0.5 million, $0.1 million and $0.8 million, respectively, was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $0.3 million.

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

        The effect of forfeitures amounted to $nil, $nil and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The 2009 Phantom Stock Plan

        In December 2009, MTS' Board of Directors approved long-term incentive program for employees which provides for a monetary remuneration for the top- and mid-level management upon completion of the year 2010, 2011 and 2012. The amount of remuneration is based on the price of MTS' ADS and the number of Phantom ADSs allocated to employees. At the end of each calendar year the program participants are entitled to a cash payment equaled to one third of total number of phantom ADSs granted multiplied by weighted average market share price during the sixty trading days preceding the vesting date. Following the participant's request, monetary compensation may be postponed till the end of the next vesting period (one calendar year). One phantom ADS granted to an employee contains five MTS' shares. During the year ended December 31, 2010, 444,417 ADSs were granted to the participants. Average market share price is calculated based on the quoted prices of MTS' ADS on the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

New York Stock Exchange. The award vests on December 31, 2010, 2011 and 2012 contingent upon continuing employment of the participants.

	Number of ADSs	Weighted average fair value of options (per ADS), U.S. Dollar
Outstanding at January 1, 2010	—	—
Granted	444,417	$53.47
Exercised	—	—
Expired	—	—
Forfeited	(50,729)	—

Outstanding at December 31, 2010	393,688	$53.47

131,229 of the Phantom ADSs outstanding as of December 31, 2010 are fully vested. For the year ended December 31, 2010 compensation cost under the 2009 Phantom Stock Plan in the amount of $7.2 million was recognized in the consolidated statement of operations. Related deferred tax benefit amounted to $1.4 million.

        As of December 31, 2010 there was $13.9 million of total unrecognized compensation cost related to non-vested phantom ADSs. This amount is expected to be recognized over a weighted-average period of 1.5 years. The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Phantom ADSs awards will be achieved and only recognize expense for those awards expected to vest. The Group's estimated forfeiture rate was 3.9%. The effect of forfeitures amounted to $0.9 million for the year ended December 31, 2010.

Comstar-UTS

The 2006 Program

        On September 15, 2006, the extraordinary general meeting of Comstar-UTS shareholders approved the stock option and stock bonus program ("the 2006 Program") for the Board of Directors and senior management of Comstar-UTS. The 2006 Program was being implemented based on separate decisions of the Board of Directors. In November 2006, the Board of Directors of Comstar-UTS approved the grant of stock options to certain members of the Board of Directors and senior management of Comstar-UTS. The exercise price for these options is RUB 122.3 per one GDR (approximately USD 4.6 as of the grant date). These stock options were to cliff-vest in two years from the date of the grant and were exercisable over a period of 1 month after vesting. The 2006 Program provided for the ability of Comstar-UTS to repurchase the GDRs issued under the 2006 Program from the participants, subject to separate decision of the Board of Directors. Management believed that possibility of such repurchase was remote; accordingly, the 2006 Program originally was classified as equity. In March 2008, the Board of Directors of Comstar-UTS has approved the repurchase of the GDRs purchased by the participants at the exercise of the options back to Comstar-UTS at a price equal to an average

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

price of one GDR for the 60 calendar days preceding the date of exercise weighted by trading volumes of Comstar-UTS GDRs on the London Stock Exchange. Accordingly, as of December 31, 2007 Comstar-UTS changed its estimate and re-classified the option program as liability.

        In June 2008, General shareholder meeting of Comstar-UTS took the decision to denominate the exercise price in USD at USD 4.60 per share. The change did not have a significant impact on compensation expense recognized by Comstar-UTS.

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

        The following table summarizes information about non-vested common stock options during the year ended December 31, 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant- date fair value, U.S. Dollar
Non-vested options at January 1, 2008	2,403,159	n/a	3.16
Granted	—	—	—
Vested	(2,403,159)	4.60	3.16
Forfeited	—	—	—

Non-vested options at December 31, 2008	—	—	—

2008 Phantom Option Program

        In March 2008, the Board of Directors of Comstar-UTS approved the employee phantom option program ("the 2008 Phantom Option Program"). Each phantom option was subject to the successful attainment of multiple market and performance conditions, such as shareholder return, market position and revenue growth. The compensation expense for these awards may be adjusted for subsequent changes in estimated or actual outcome of the performance conditions. The phantom options granted during 2008 vested on March 31, 2010. Upon vesting, the participants were entitled to a cash compensation equaled to the difference between weighted average price of one GDR for the 60 calendar days preceding March 31, 2010 and April 1, 2008, respectively, if positive, multiplied by the number of phantom options granted.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

        The following table summarizes information about phantom options during the years ended December 31, 2010, 2009 and 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant- date fair value, U.S. Dollar
Outstanding at January 1, 2008	—	—	—
Granted	13,065,882	10.2368	2.36
Expired	—	—	—
Forfeited	(940,000)	10.2368	2.37

Outstanding at December 31, 2008 (all non-vested)	12,125,882	10.2368	2.36

Granted	—	—	—
Expired	—	—	—
Forfeited	(1,580,000)	10.2368	2.37

Outstanding at December 31, 2009 (all non-vested)	10,545,882	10.2368	2.35
Granted	—	—	—
Expired	(10,545,882)	10.2368	2.35
Forfeited	—	—	—

Outstanding at December 31, 2010	—	—	—

        Comstar-UTS estimated the fair value of the phantom options using stock option pricing model based on Monte-Carlo simulation technique. The following assumptions were used in the option-pricing model as of December 31, 2009 and 2008:

	2009	2008
Risk-free interest rate	0.1%	2.4%
Expected residual option life (months)	3	15
Expected dividends	Nil	Notional
Expected volatility	97%	82%
Fair value of options (per share) as of December 31	USD 0.03	USD 0.36

        Expected volatility as of December 31, 2009 was based on historical volatility of the GDRs of Comstar-UTS in the fourth quarter of 2009. The costs recognized in accordance with phantom option plan for the years ended December 31, 2010, 2009 and 2008 amounted to $0.3 million, negative $2.0 million and $2.3 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. SHARE BASED COMPENSATION (Continued)

        In March 2010, the Board of Directors of Comstar-UTS approved an amendment to the phantom option program. Under the amendment, compensation is to be calculated at USD 2 per phantom option regardless of share price movements. The ultimate decision as to fulfillment of the performance conditions and the payment is subject to a separate decision of the Board of Directors. Included in trade accounts payable, accrued expenses and other current liabilities as of December 31, 2009, is approximately $18.8 million of compensation under the amended program which represents the portion of total compensation allocable to the periods prior to December 31, 2009. In May 2010 the Board of Directors of Comstar-UTS made a decision to cancel an amendment to the phantom option program, which resulted in a reversal of $19.0 million in the first quarter of 2010 related to expenses accrued in 2009.

The 2010 Phantom Option Program

        In March 2010, the Board of Directors of Comstar-UTS approved the employee phantom option program ("the 2010 Phantom Option Program"). Each phantom option is subject to the successful attainment of multiple market and performance conditions, such as shareholder return, market position and revenue growth. The phantom options granted during 2010 vest at the year end of 2010 or, under the clause of Comstar-UTS reorganization, at the date of the decision taken to reorganize. Upon the vesting, the participants will be entitled to cash compensation equal to the average of Comstar-UTS GDR and MTS ADS, calculated as weighted average price for the 60 trading days preceding the exercise date, multiplied by the number of phantom options granted. On December 23, 2010, the meeting of Comstar-UTS' shareholders approved the merger with MTS OJSC and the options became vested under the reorganization clause.

        The costs recognized in accordance with the 2010 Phantom Option Program for the year ended December 31, 2010 amounted to $7.5 million.

        The following table summarizes the information about the 2010 Phantom Option Program during 2010:

	Quantity	Weighted average grant- date fair value, U.S. Dollar
Outstanding as of December 31, 2009	—	—
Granted	278,339	$28.62
Exercised	(240,914)	28.62
Forfeited	(37,425)	28.62

Outstanding as of December 31, 2010	—	—

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and associated companies.

        As of December 31, 2010 and 2009, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2010	2009
Accounts receivable:
Sitronics, a subsidiary of Sistema	$1,320	$1,933
Intellect Telecom, a subsidiary of Sistema	117	622
Sky Link and subsidiaries	—	7,467
Svyazinvest and subsidiaries	—	4,446
Other related parties	1,236	2,230

Total accounts receivable, related parties	$2,673	$16,698

Accounts payable:
Sitronics, a subsidiary of Sistema	$37,007	$68,296
Maxima, a subsidiary of Sistema	8,965	6,511
Svyazinvest and subsidiaries	—	2,299
Sky Link and subsidiaries	—	488
Other related parties	7,012	2,895

Total accounts payable, related parties	$52,984	$80,489

        The Group does not have the intent and ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. RELATED PARTIES (Continued)

Operating Transactions

        For the years ended December 31, 2010, 2009 and 2008, operating transactions with related parties are as follows:

	2010	2009	2008
Revenues from related parties:
Svyazinvest and subsidiaries (interconnection, commission for provision of DLD/ILD services to the Group's subscribers and other)	$33,869	$43,174	$63,147
Sky Link and subsidiaries (interconnection and other)	7,395	9,857	7,977
Mezhregion Tranzit Telecom (interconnection, line rental, commission for provision of DLD/ILD services to the Group's subscribers, and other)	—	11,465	128,560
Other related parties	10,993	7,653	10,306

Total revenues to related parties	$52,257	$72,149	$209,990

Operating expenses incurred on transactions with related parties:
RA Maxima, a subsidiary of Sistema (advertising)	$76,158	$102,005	$138,756
Mediaplanning, a subsidiary of Sistema (advertising)	59,171	23,782	82,036
Sitronics, a subsidiary of Sistema (IT consulting)	56,610	52,211	39,646
Svyazinvest and subsidiaries (interconnection and other)	29,210	28,997	41,533
Sistema-Invenchur, a subsidiary of Sistema (consulting services related to the sale of Svyazinvest shares (Note 15))	11,262	—	—
City Hals (rent, repair, maintenance and cleaning services)	9,542	9,988	13,835
AB Safety, an affiliate of Sistema (security services)	9,267	5,576	—
MTS Belarus, an associated company of the Group	5,539	—	—
Mezhregion Tranzit Telecom (interconnection, line rental and other)	—	18,115	191,155
Other related parties	15,584	15,705	10,883

Total operating expenses incurred on transactions with related parties	$272,343	$256,379	$517,844

        During 2010 Sky Link, Sistema-Hals, City Hals, a subsidiary of Sistema-Hals, and Svyazinvest ceased to be related to the Group. Transactions with these companies and their subsidiaries which took place prior to the dates when they became unrelated are disclosed as transactions with related parties.

        In the year ended December 31, 2007 Comstar-Direct, a subsidiary of Comstar-UTS, sold substantially all TV content and certain property, plant and equipment to Sistema Mass Media for $14.8 million (exclusive of VAT). Respective gains totaling $2.7 million were included in other income in the accompanying consolidated statement of operations. In the year ended December 31, 2008, respective receivables were transferred to SMM in the course of reorganization of Comstar-Direct (see Note 3).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. RELATED PARTIES (Continued)

Investing and financing transactions

        During the years ended December 31, 2010 and 2009 the Group made certain investments in and loans to related parties. Respective balances are summarized as follows:

	December 31,
	2010	2009
Loans to, promissory notes and investments in shares of related parties:
Short-term investments (Note 6)
MBRD, a subsidiary of Sistema	—	$992

Total short-term investments in related parties	$—	$992

Other investments (Note 16)
Sistema	24,455	20,449
Intellect Telecom, a subsidiary of Sistema	—	12,808
Loan receivable from Mr Pierre Fattouche and Mr Moussa Fattouche	91,503	—

Total other investments to related parties	$115,958	$33,257

Investments in shares (Note 16)
MBRD, a subsidiary of Sistema	5,208	5,248
Sistema Mass Media, a subsidiary of Sistema	3,827	3,856
Other	728	1,434

Total investments in shares of related parties	$9,763	$10,538

        Moscow Bank of Reconstruction and Development ("MBRD")—The Group has a number of loan agreements and also maintains certain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of December 31, 2010 and 2009, the Group's cash position at MBRD amounted to $378.7 million and $963.6 million in current accounts, respectively. Deposit accounts in MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $nil and $1.0 million as of December 31, 2010 and 2009, respectively, which are classified as short-term investments in the accompanying consolidated statements of financial position. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2010, 2009 and 2008, amounted to $19.7 million, $25.1 million and $43.2 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Loans payable to MBRD amounted to $0.3 million and $1.2 million as of December 31, 2010 and 2009, respectively. Interest expense on these loans for the years ended December 31, 2010 and 2009, 2008 amounted to $nil, $0.8 million and $1.3 million, respectively.

        Sistema—In November 2009, the Group accepted a promissory note from Sistema as repayment of a loan principle and interest accrued to date under the agreement with Sistema-Hals (Note 16). The

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. RELATED PARTIES (Continued)

note is interest free and is repayable in 2017. As of December 31, 2010 the amount receivable of $20.3 million was included in other investments in the accompanying consolidated statement of financial position.

        In June 2010, the Group accepted a promissory note from Sistema in exchange for promissory note of Sky Link. The note is interest free and is repayable upon demand. As of December 31, 2010 the amount receivable of $4.2 million was included in other investments in the accompanying consolidated statement of financial position.

        Sistema Mass Media ("SMM")—In 2009 the Group had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009 these loans and notes were fully repaid. Interest expense on these loans and notes for the year ended December 31, 2009 amounted to $1.4 million.

        Intellect Telecom—During the years ended December 31, 2009 the Group granted loans to Intellect Telecom, a subsidiary of Sistema. These loans bear interest of 7.0% and 11.0%, respectively, and mature in 2012. As of December 31, 2010 these loans have been fully repaid prior to their maturity date (Note 16). Loans receivable from Intellect Telecom amounted to $nil and $12.8 million as of December 31, 2010 and 2009, respectively.

        Investments in ordinary shares—As of December 31, 2010 and 2009 the Group had several investments in shares of subsidiaries and affiliates of Sistema totaling $9.8 million and $10.5 million, respectively. The main investments are 2.82% of MBRD and 3.14% of SMM, subsidiaries of Sistema.

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

        Sitronics—During the years ended December 31, 2010, 2009 and 2008, the Group acquired from Sitronics and its subsidiaries telecommunications equipment, software and billing systems (FORIS) for approximately $272.6 million, $190.1 million and $357.6 million, respectively. In addition during the years ended December 31, 2010, 2009 and 2008, the Group purchased SIM cards and prepaid phone cards for approximately $29.9 million, $32.4 million and $39.6 million, respectively. As of December 31, 2010 and 2009 the advances given to Sitronics and its subsidiaries amounted to $144.6 million and $23.7 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

        Maxima Advertising Agency ("Maxima")—During the years ended December 31, 2010, 2009 and 2008, the Group had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2010, 2009 and 2008, amounted to $76.2 million, $102.0 million and $138.8 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. RELATED PARTIES (Continued)

        Mediaplanning—During the years ended December 31, 2010, 2009 and 2008, the Group entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the years ended December 31, 2010, 2009 and 2008 amounted to $59.2 million, $23.8 million and $82.0 million, respectively.

        Sistema-Hals—In October 2008, the Group entered into an agreement for the construction of an aerial system in Moscow metro with Sistema-Hals. As of December 31, 2009 the advances given to Sistema-Hals under this agreement amounted to $6.7 million. This amount was included into property, plant and equipment in the accompanying consolidated statements of financial position.

        MGTS, a subsidiary of Comstar-UTS, entered into a series of agreements with Sistema-Hals on project development and reconstruction of buildings which house MGTS' automatic telephone exchanges. As of December 31, 2009, as a result of the work performed by Sistema-Hals under these contracts, MGTS recorded a liability of $38.3 million payable to Sistema-Hals.

        InvestSvyazHolding—The Group entered into agreements with InvestSvyazHolding, a subsidiary of Sistema, for leasing of network equipment and a billing system. These leases were recorded as capital leases. The value of leased assets is insignificant.

        Svyazinvest—During the years ended December 31, 2010, 2009 and 2008, the Group paid dividends to Svyazinvest amounting to $nil, $nil, $3.6 million, respectively. For the years ended December 31, 2010, 2009 and 2008, the Group received dividends from Svyazinvest totaling $nil, $nil and $2.4 million, respectively.

27. STOCKHOLDERS' EQUITY

        Share capital—The Company' share capital comprises 1,993,326,138 issued common shares with 1,916,869,262 outstanding as of December 31, 2010 and 2009. The total shares in treasury stock comprised 76,456,876 as of December 31, 2010 and 2009.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed to 1 ADS per 5 ordinary shares. Effective May 2010, the ratio was changed to 1 ADS per 2 ordinary shares.

        The Company initially issued a total of 17,262,204 ADSs (172,622,040 ADSs recalculated using the ratio effective May 2010), representing 345,244,080 common shares. As of December 31, 2010 the Group repurchased 13,599,067 ADSs.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. STOCKHOLDERS' EQUITY (Continued)

        Noncontrolling interest—The Group' equity was affected by changes in the respective subsidiaries' ownership interests as follows:

	December 31,
	2010	2009	2008
Net income attributable to the Group	$1,380,631	$1,014,203	$1,979,107

Transfers from the noncontrolling interest
(Decrease)/increase in equity due to acquisition of noncontrolling interest in Comstar-UTS	(115,350)	45,284	—
Decrease in paid-in capital due to exercise of the put option on Comstar-UTS shares	—	—	(9,358)
Increase in equity due to acquisition of noncontrolling interest in MGTS	—	269,281	—
Decrease in paid-in capital due to acquisition of noncontrolling interest in Dagtelecom	—	(7,679)	—
Decrease in paid-in capital due to reorganization of Comstar-Direct	—	—	(6,539)
Change in paid-in capital for acquisition of noncontrolling interest in TS-Retail	(15,932)	—	2,104
Decrease in paid-in capital due to acquisition of noncontrolling interest in other subsidiaries	(10,302)	(487)	—

Net transfers from the noncontrolling interest	(141,584)	306,399	(13,793)

Net income attributable to the Group and transfers from the noncontrolling interest:	$1,239,047	$1,320,602	$1,965,314

        Dividends—In 2007, the Board of Directors approved a dividend policy, whereby the Group shall aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under U.S. GAAP. The dividend can vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as the Group's debt position.

        Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2010, 2009 and 2008 that is distributable under Russian legislation totaled RUB 27,429 million ($903.2 million), RUB 33,480 million ($1,055.4 million) and RUB 40,554 million ($1,631.6 million), respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes the Group's declared cash dividends in the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Dividends declared (including dividends on treasury shares of $35,063, $45,631 and $36,529, respectively)	$991,211	$1,265,544	$1,257,453
Dividends, U.S. Dollars per ADS(1)	0.99	3.2	3.2
Dividends, U.S. Dollars per share	0.497	0.647	0.631

(1)
In 2010 the ratio was changed from 5 to 2 common shares per ADS.

        As of December 31, 2010 and 2009, dividends payable were $0.6 million and $1.1 million, respectively.

        MGTS' preferred stock—MGTS, a subsidiary of Comstar-UTS, had 15,965,850 preferred shares outstanding at December 31, 2010. MGTS' preferred shares carry guaranteed non-cumulative dividend rights amounting to the higher of (a) 10% of MGTS' net profit as determined under Russian accounting regulations and (b) the dividends paid on common shares. No dividends may be declared on common shares before dividends on preferred shares are declared. If the preferred dividend is not paid in full in any year the preferred shares also obtain voting rights, which will lapse after the first payment of the dividend in full. Otherwise, preferred shares carry no voting rights except on resolutions regarding liquidation or reorganization of MGTS and changes/amendments to MGTS' charter restricting the rights of holders of preferred shares. Such resolutions require the approval of 75% of the preferred shareholders. In the event of liquidation, dividends to preferred shareholders that have been declared but not paid have priority over ordinary shareholders.

        In March 2010 MGTS' extraordinary shareholders meeting approved dividends on preferred shares totaling RUB 321.9 million (approximately $10.9 million) for 2008. In June 2010 MGTS' general shareholders meeting approved dividend on preferred shares totaling RUB 789.4 million (approximately $25.4 million) payment for 2009.

        In December 2009, the Group has acquired 11,135,428 preferred shares of MGTS (Note 3).

28. REDEEMABLE NONCONTROLLING INTEREST

        In September 2007 the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, as well as signed a call and put option agreement to acquire the remaining 20% stake. In December 2010 the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 mln. The put option is to be exercised during the period from the next business day following the date of settlement of all the liabilities under the loan agreement (Note 16) up to December 31, 2016. The call option is to be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28. REDEEMABLE NONCONTROLLING INTEREST (Continued)

deemed exercised in priority to the call notice. The noncontrolling interest was measured at fair value using the discounted cash flow technique and amounted to $86.9 million and $82.3 million as of December 31, 2010 and 2009 respectively. The fair value was determined based on unobservable inputs ("Level 3" of the fair value hierarchy).

29. RETIREMENT AND POST RETIREMENT OBLIGATIONS

        MGTS has historically provided certain benefits to employees upon their retirement and afterwards, which include monthly regular pension, death-in-service payments, lump-sum upon retirement payments, death-while-pensioner payments and 50% monthly telephone subsidies for the pensioners who served more than 30 years at MGTS. As of December 31, 2010, there were 9,571 active employees eligible for the program. The pension plan is terminally funded, i.e., upon retirement MGTS transfers all its obligations to a pension fund (NPF "Sistema"), a subsidiary of Sistema, and from that moment onwards has no more obligations towards the pensioner regarding the pension plan. All other program benefits are financed on a pay-as-you-go basis.

        MGTS' pension obligations are measured as of December 31. The following are the key assumptions used in determining the projected benefit obligation and net periodic pension expense:

	2010	2009
Discount rate	8.00% p.a.	9.00% p.a.
Expected return on plan assets	8.17% p.a.	9.22% p.a.
Projected salary growth	9.72% p.a.	9.72% p.a.
Discount rate used for annuity contracts calculation	4.00% p.a.	7.00% p.a.
Rate at which pension payment are assumed to be indexed	0.00% p.a.	0.00% p.a.
Long-term inflation	5.50% p.a.	5.50% p.a.
Staff turnover (for ages below 50)	5.00% p.a.	5.00% p.a.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        The change in the projected benefit obligation and the change in plan assets for the years ended December 31, 2010 and 2009 are presented in the following table:

	2010			2009
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Change in projected benefit obligation
Projected benefit obligation, beginning of the year	$11,769	$14,540	$26,309	$11,924	$17,797	$29,721
Service cost	573	708	1,281	491	737	1,228
Interest cost	1,011	1,252	2,263	914	1,371	2,285
Actuarial (gains)/losses	3,515	4,426	7,941	17	(1,688)	(1,671)
Benefit payment	—	(1,323)	(1,323)	—	(3,043)	(3,043)
Settlement and curtailment gain	(794)	—	(794)	(1,245)	—	(1,245)
Termination benefits	—	8,231	8,231	—	—	—
Foreign currency translation effect	(56)	(94)	(150)	(332)	(634)	(966)

Projected benefit obligation, end of the year	$16,018	$27,740	$43,758	$11,769	$14,540	$26,309

Change in fair value of plan asset
Fair value of plan assets, beginning of the year	$772	$—	$772	$471	$—	$471
Correction of asset value, beginning of year	—	—	—	(188)	—	(188)
Actual return on plan assets	—	—	—	—	—	—
Employer contributions	1,358	1,323	2,681	1,733	3,044	4,777
Benefits paid	—	(1,323)	(1,323)	—	(3,044)	(3,044)
Settlement	(794)	—	(794)	(1,245)	—	(1,245)
Foreign currency translation effect	(8)	—	(8)	1	—	1

Fair value of plan assets, end of the year	$1,328	$—	$1,328	$772	$—	$772

Unfunded status of the plan, end of the year, net	$(14,690)	$(27,740)	$(42,430)	$(10,997)	$(14,540)	$(25,537)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        Reconciliations of the unfunded status of the plan for the years ended December 31, 2010 and 2009 are as follows:

	2010			2009
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unfunded status of the plan, beginning of the year	$10,997	$14,540	$25,537	$11,453	$17,797	$29,250
Net periodic benefit cost	1,994	10,571	12,565	2,115	2,726	4,841
Contributions made	(1,358)	(1,323)	(2,681)	(1,733)	(3,044)	(4,777)
(Credit)/charge to other comprehensive income/(loss), net	3,105	4,046	7,151	(505)	(2,306)	(2,811)
Foreign currency translation effect	(48)	(94)	(142)	(333)	(633)	(966)

Unfunded status of the plan, end of the year	$14,690	$27,740	$42,430	$10,997	$14,540	$25,537

        The components of the net periodic pension expense for the years ended December 31, 2010 and 2009 are as follows:

	2010			2009
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Service cost	$573	$708	$1,281	$491	$737	$1,228
Interest cost	1,011	1,252	2,263	914	1,371	2,285
Return on assets	—	—	—	—	—	—
Immediate recognition of prior service cost	—	8,231	8,231	—	—	—
Net actuarial loss recognized during the year	473	191	664	582	438	1,020
Amortization of prior service cost	(63)	189	126	(60)	180	120
Correction of asset value, beginning of year	—	—	—	188	—	188

Net periodic pension expense	$1,994	$10,571	$12,565	$2,115	$2,726	$4,841

        Amounts recognized in other comprehensive income for the years ended 31 December, 2010 and 2009 are as follows:

	2010			2009
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unrecognized gains	$3,042	$4,235	$7,277	$(565)	$(2,126)	$(2,691)
Unrecognized prior service cost/(credit)	63	(189)	(126)	60	(180)	(120)

Total recognized in other comprehensive income	$3,105	$4,046	$7,151	$(505)	$(2,306)	$(2,811)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

        The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income/(loss) into net periodic benefit cost over the year ending December 31, 2011 are $1.3 million and $0.1 million, respectively.

        The Group's management expects contributions to the plan during the year ended December 31, 2011 to amount to $3.2 million.

        The future benefit payments to retirees under the defined benefit plan are expected to be as follows: 2011—$2.8 million; 2012—$3.5 million; 2013—$3.8 million, 2014—$4.9 million; 2015—$5.8 million and an aggregate of $27.9 million in 2016 to 2020.

        NPF "Sistema" does not allocate any separately identifiable assets to its clients such as MGTS. Instead, it operates a pool of investments where it invests the funds from the pension solidarity and individual accounts. The pool of investments includes primarily investments in Russian corporate bonds, Russian governmental bonds and shares of Russian issuers.

30. GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2010, 2009 and 2008, comprised the following:

	2010	2009	2008
Salaries and social contributions	$1,174,482	$1,004,951	$1,122,815
Rent	338,301	283,957	268,930
General and administrative	251,097	217,847	264,627
Repair and maintenance	180,810	158,165	224,690
Taxes other than income	144,322	181,716	215,664
Billing and data processing	75,960	64,277	62,203
Consulting expenses	61,431	59,000	50,946
Provision for obsolescence	27,825	4,113	3,870
Business acquisitions related costs	12,737	11,353	—
Insurance	7,456	7,612	11,534

Total	$2,274,421	$1,992,991	$2,225,279

31. SEGMENT INFORMATION

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31. SEGMENT INFORMATION (Continued)

broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the "Other" category separately from other reconciling items.

        Also, historically, the Group included corporate headquarters expenses to "Russia" reportable segment as the chief operating decision maker assessed the performance of the segments on such basis. In 2009, since the acquisition of Comstar-UTS, the chief operating decision maker has changed the approach to the allocation of corporate headquarters expenses and such changes have been reflected in the financial information the chief operating decision maker now reviews. According to the new approach corporate headquarters expenses which are not directly attributable to the reportable segments are included in the "Other" category. The accompanying consolidated financial statements reflect these changes for all periods presented.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted under the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31. SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	2010	2009	2008
Revenue:
Russia Mobile	$7,789,463	$6,670,126	$7,916,658
Russia Fixed	1,748,899	1,498,223	1,784,455
Ukraine Mobile	1,072,830	1,048,751	1,661,951
Other	864,372	787,543	779,520
Intercompany eliminations	(182,328)	(137,390)	(149,961)

Total revenue	$11,293,236	$9,867,253	$11,992,623

Depreciation and amortization:
Russia Mobile	$1,196,162	$1,111,877	$1,313,970
Russia Fixed	222,565	193,679	214,676
Ukraine Mobile	354,154	352,037	437,988
Other	227,615	186,581	186,443

Total depreciation and amortization	$2,000,496	$1,844,174	$2,153,077

Operating income:
Russia Mobile	$2,189,397	$1,945,595	$2,800,776
Russia Fixed	485,273	410,874	448,366
Ukraine Mobile	144,473	120,248	321,328
Other	(84,820)	82,257	45,503
Intercompany eliminations	236	(3,089)	11,273

Net operating income	$2,734,559	$2,555,885	3,627,246

Currency exchange and transaction (gain)/loss	$(20,238)	$252,694	$561,963
Interest income	(84,396)	(104,566)	(69,697)
Interest expense	777,287	571,901	234,424
Change in fair value of derivatives	—	5,420	41,554
Impairment of investments	—	368,355	—
Equity in net income of associates	(70,649)	(60,313)	(75,688)
Other expense, net	66,924	23,254	29,090

Income before provision for income taxes and noncontrolling interest	$2,065,631	$1,499,140	$2,905,600

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31. SEGMENT INFORMATION (Continued)

	2010	2009
Additions to long-lived assets:
Russia Mobile	$1,976,746	$1,247,307
Russia Fixed	562,180	120,036
Ukraine Mobile	117,548	259,388
Other	237,256	463,624

Total additions to long-lived assets	$2,893,730	$2,090,355

Long-lived assets:
Russia Mobile	$5,523,761	$4,827,140
Russia Fixed	2,684,051	2,270,198
Ukraine mobile	1,130,459	1,365,686
Other	1,451,260	1,525,702

Total long-lived assets	$10,789,531	$9,988,726

Total assets:
Russia Mobile	$7,892,428	$8,633,311
Russia Fixed	3,465,731	3,894,636
Ukraine Mobile	1,454,415	1,567,563
Other	1,665,468	1,668,979

Total assets	$14,478,042	$15,764,489

32. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2010, the Group had executed purchase agreements of approximately $288.8 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. Pursuant to the agreement the Group should also incur certain iPhone promotion costs. In 2010, 2009 and 2008, the Group made 7.5%, 0.4% and 7.2% of its total purchase installment contemplated by the agreement, respectively. Total amount paid for handsets purchased under the agreement for the years ended December 31, 2010, 2009 and 2008 amounted to $79.4 million, $3.4 million and $65.4 million, respectively.

        MGTS long-term investment program—In December 2003, MGTS announced its long-term investment program for the period from 2004 to 2012, providing for extensive capital expenditures, including expansion and full digitalization of the Moscow telephone network. The program was approved by resolution of the Moscow City Government on December 16, 2003. At the inception of the investment program, capital expenditures were estimated to be approximately $1,600.0 million and included reconstruction of 350 local telephone stations and installation of 4.3 million of new phone lines. As a result of implementation of the investment program, new digital equipment is being installed

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

in the buildings housing the telephone nodes, and a substantial amount of floor space will become available after the replacement of analogue switching equipment. The additional free floor space after reconstruction is expected to be sold to third parties or rented out. There are 113 automatic telephone station buildings which are to be reconstructed or rebuilt in the course of the investment program. Currently, management has not made a decision whether to sell the free floor space created in the course of the investment program or to rent it out.

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

        In the course of implementation of the investment program, MGTS entered into a series of agreements with Sistema-Hals, a subsidiary of Sistema, related to project development and reconstruction of buildings housing the telephone stations. The main part of the work under these contracts was to be performed between 2006 and 2012. Under the agreements, Sistema-Hals was to prepare the project documentation and perform construction work on behalf of MGTS, and MGTS was to reimburse all the expenses incurred in relation to the construction process with a margin of 4.75% on such expenses and to pay a fixed fee of $0.04 million per one building. During 2005-2009 project development and site preparation work was performed by Sistema Hals on 95 sites, which resulted in recognition of payable to Sistema Hals and construction in-progress amounting to $38.3 million and $33.3 million, respectively, as of December 31, 2009.

        In December 2010 MGTS and Sistema Hals cancelled agreements in connection with 87 sites out of 95. The agreed terms for the cancelled agreements are as follows:

  •
  For 8 out of 87 sites all the expenses incurred by Sistema Hals in relation to construction process on those sites should be reimbursed by investor companies, not MGTS. Consequently, payable to Sistema Hals and construction in-progress in connection with these sites of $20.8 million and $17.7 million, respectively, were reversed as of December 31, 2010.

  •
  For 79 out of 87 sites MGTS is to reimburse part of the expenses incurred by Sistema Hals in relation to the construction process. Consequently, payables to Sistema Hals and construction in progress relating to those 79 sites were reduced by $6.4 million and $5.5 million respectively, and, as of December 31, 2010, amounted to $5.9 million and $5.0 million respectively. In addition, management believes that the remaining construction in progress is impaired as of December 31, 2010 in the amount of $3.5 million.

        The remaining 8 sites will be developed based on existing agreements. Accordingly, as of December 31, 2010, the respective payable to Sistema Hals and construction in-progress amounted to $6.1 million and $5.2 million respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2058. Rental expenses under the operating leases of $338.3 million, $278.5 million and $243.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Rental expenses under the operating leases of $182.4 million, $168.7 million and $175.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in cost of services in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2010 are as follows:

Payments due in the years ended December 31,
2011	$337,470
2012	27,244
2013	16,096
2014	8,748
2015	6,734
Thereafter	75,265

Total	$471,557

        Taxation—Russia and the CIS countries currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than those typically found in countries with more developed tax systems.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2010, tax declarations of MTS OJSC and other subsidiaries in Russia for the preceding three fiscal years were open for further review.

        In October 2009, the Russian tax authorities completed the tax audit of Sibintertelecom for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed that RUB 174.5 million ($5.8 million as of December 31, 2009) in additional taxes, penalties and fines. The Group succeeded appealing in a court of original jurisdiction, which recognized the tax authorities' resolution to be invalid. In February 2011 an arbitration appellate court confirmed the decision of the court of original jurisdiction.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

        In December 2010 the Russian tax authorities completed the tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed that RUB 353.9 million ($11.6 million as of December 31, 2010) in additional taxes, penalties and fines were payable by the Group. The resolution did not come into force as the Group has prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid.

        The Group purchases supplemental software from foreign suppliers of telecommunications equipment in the ordinary course of business. The Group's management believes that customs duties are calculated in compliance with applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional customs duties. As of December 31, 2010 and 2009, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to the Group's subscribers in the course of performing its marketing activities might be subject to transfer pricing rules. The Group's management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2010 and 2009, no provision was recorded in the consolidated financial statements in respect of such additional claims.

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2010 and 2009, the provision accrued amounted to $10.0 million and $68.2 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled $14.0 million and $10.6 million as of December 31, 2010 and 2009, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that the Group will have to build a certain number of base stations that support 3G standards and will have to start providing services in the Russian Federation by a certain date, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2010 the Group is in compliance with these conditions.

        Issued guarantees—In 2006, MGTS became a guarantor under a credit facility provided to InvestSvyazHolding, a subsidiary of Sistema, by Komercni banka, a.s., Prague. The credit line totaling EUR 5.6 million was repaid in February 2011. MGTS' guarantee amounted to $0.9 million as of December 31, 2010.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

        In 2006, MGTS became a guarantor under a credit facility provided to MBRD, a subsidiary of Sistema, by Bankgesellschaft Berlin AG, Berlin. The credit line for the total amount of EUR 2.1 million matures in June 2011. MGTS' guarantee amounted to $0.3 million as of December 31, 2010.

        Under these guarantees the Group could be potentially liable for a maximum amount of $1.2 million in case of borrowers' default under the obligations. As of December 31, 2010, no event of default has occurred under any of the guarantees issued by the Group. The Group does not recognize a liability at inception for the fair value of the guarantor's obligation, as provisions of the authoritative guidance on guarantees do not apply to the guarantees issued between corporations under common control.

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

        In January 2007, the Prosecutor General of Kyrgyzstan informed the Group that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for the Group to appeal the decision of the Kyrgyz Supreme Court. Consequently, the Group decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in its annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011 the London Court of International Arbitration made an award in favor of Nomihold satisfying Nomihold's

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.0 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, the Group recorded an additional $40.8 million in the consolidated financial statements for the year ended December 31, 2010.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC ("Altimo"), and Altimo Holdings & Investments Limited ("Altimo Holding"), for the wrongful misappropriation and control of Bitel.

        On November 30, 2007 the High Court of Justice of the Isle of Man set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies' counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government and on November 28, 2008, the Staff of Government reversed the High Court and ruled that the case should proceed in the Isle of Man. The defendants have sought leave to appeal from the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom.

        On March 10, 2011 the Judicial Committee of the UK Privy Council ruled in favor of the KFG Companies. The Privy Council's ruling confirms the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of Kyrgyz telecom operator Bitel and its assets.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC"), under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the "Transfer Agreement"), concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process before the court in the Isle of Man, as described above. The Group is not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

32. COMMITMENTS AND CONTINGENCIES (Continued)

        Beta Link—On August 12, 2009, Beta Link CJSC ("Beta Link") filed a claim against MTS, seeking (i) payment of RUB 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) payment of $10.0 million in penalties for breach of dealers' agreement and (iii) payment of $2.7 million of unrealized potential benefits. On December 11, 2009, Moscow Arbitration Court ruled against MTS enacting to pay an amount of RUB 118.6 million ($3.9 million as of December 31, 2009) and $10 million in penalties. MTS prepared and filed an appeal in response of Moscow Arbitration Court ruling, which resulted in a judgment in favor of the Group on March 23, 2010. Beta Link, in return, prepared the further appeal against MTS. On July 22, 2010, Beta Link withdrew its appeal and the case was dismissed.

        Other litigation—In the ordinary course of business, the Group may be party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to developing markets and evolving fiscal and regulatory environments in which MTS operates. Management believes that the Group's liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of the Group.

33. SUBSEQUENT EVENTS

        Acquisition of various regional companies—Subsequent to the balance sheet date, the Group acquired the remaining 26% in Antenna-Garant LLC, 50% in MKS Chelyabinsk LLC, 30% in Zhanr LLC, 30% in MKS Chita LLC, 24% in MKS Miass CJSC and in MKS Arzamas CJSC, 30% in KomTel-TV LLC and 45% in Tinet CJSC, subsidiaries of Multiregion, for the total amount of RUB 693.5 million ($24.1 million as of the acquisition dates). As a result of these transactions, the Group's ownership interest in these subsidiaries increased to 100%.

        Acquisition of Inteleca Group—In March 2011 the Group acquired 100% in Inteleca Group of companies ("Inteleca"), an alternative operator in the cities of Barnaul and Biysk in Altai Krai of the Siberian Federal District, from a group of private investors. The acquisition allows the Group to strengthen its position in the broadband internet and cable TV markets in the region. The purchase price was RUB 545.8 million (or approximately $19.2 million as of March 31, 2011). In addition, Inteleca has net debt of RUB 58.5 million (or approximately $2.1 million as of March 31, 2011).

        Acquisition of Infocentr—On April 26, 2011, the Group acquired 100% in each of the five legal entities operating under the Infocentr brand (collectively, "Infocentr") in Kurgan, the administrative center of the Kurgan region of the Urals Federal District, from a group of private investors. Following the acquisition, the Group is currently able to provide broadband Internet and cable TV services in all regions of the Urals Federal District. The purchase price was RUB 435.0 million (or approximately $15.6 million).

        Dividend recommendation—On April 27, 2011, the Company's Board of Directors set the date for the annual general meeting of shareholders for June 27, 2011. The Board of Directors also recommended that the annual general meeting of shareholders ("AGM") approves annual dividends of RUB 14.54 per ordinary share (approximately $1.04 per ADS) for the fiscal year ended December 31, 2010. The total amount of recommended dividends is RUB 30.05 billion (approximately $1.08 billion,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

33. SUBSEQUENT EVENTS (Continued)

or 78% of net income attributable to the Group for the year ended December 31, 2010). The record date for the Group's shareholders and ADS-holders entitled to participate in the AGM and to receive dividends for the fiscal year ended December 31, 2010 was set as May 10, 2011.

        Ruble bond repurchase—In May 2011, the Group changed the coupon rate for MTS OJSC Notes due 2014 from 16.75% to 7.6%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2014 at the request of eligible noteholders in the amount of RUB 1.103 billion (approximately $39.2 million as of May 19, 2011). The new coupon rate is valid till the final due date of the notes.