Form 20-F
period 2011-12-31
MOBILE TELESYSTEMS OJSC
filed 2012-04-23
CIK 1115837

Use these links to rapidly review the document
Table of Contents1
Table of Contents2
Table of Contents3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Joshua B. Tulgan
Director, Investor Relations
Mobile TeleSystems OJSC
5 Vorontsovskaya Street, bldg. 2, 109147 Moscow Russian Federation
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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,988,916,837 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2011.

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; (ii) "MTS Ukraine" is to MTS Ukraine Private Joint Stock Company (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary; (iii) "MTS-Uzbekistan" is to Uzdunrobita, our Uzbekistan subsidiary; (iv) "MTS-Turkmenistan" and "BCTI" are to Barash Communication Technologies, Inc., our Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our fixed line subsidiary, which was merged into us in 2011; (vi) "MGTS" is to Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom CJSC, our Armenian subsidiary; and (viii) "Sistema" is to Joint-Stock Financial Corporation Sistema, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." As MTS Belarus is an equity investee, our revenues and subscriber data do not include MTS Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "rubles" or "RUB" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "dram" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to "shares" or "ordinary shares" refers to our ordinary shares, "ADSs" refers to our American depositary shares, each of which represents two ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs. Prior to May 3, 2010, each ADS represented five ordinary shares of our common stock. "CIS" refers to the Commonwealth of Independent States.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the "U.S. Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        MTS desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and include statements regarding:

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

  •
  political stability in Russia, Ukraine and certain other CIS countries; and

  •
  the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the "SEC").

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.  Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2009, 2010 and 2011, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition, other than with respect to our acquisition of certain subsidiaries of Sistema, as further described below.

        In October 2009, we acquired a 50.91% stake in Comstar, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema for RUB 39.15 billion ($1.32 billion as of October 12, 2009). We subsequently increased our ownership stake in Comstar to 61.97% in December 2009 and to 70.97% in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us. On March 10, 2011, we completed a share buyback as part of the reorganization of MTS and on April 1, 2011 the merger was completed. A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased in the buyback for RUB 1.96 million ($70,000 as of March 31, 2011). The buyback price was set at RUB 245.19 ($8.62 as of March 31, 2011) per one MTS ordinary share. In addition, a total of 22,483,791 Comstar ordinary shares representing 5.38% of the Comstar issued share capital were repurchased for RUB 4.8 billion ($168.3 million as of March 31, 2011). The buyback price was set at RUB 212.85 ($7.49 as of March 31, 2011) per one Comstar ordinary share. The remaining 98,853,996 Comstar ordinary shares were converted into MTS ordinary shares at an exchange ratio of 0.825 MTS ordinary shares for each Comstar ordinary share. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        In August 2010, we acquired a 95% ownership interest in Metro-Telecom, a company which owns a fiber optic network located in the Moscow metro, from Invest-Svyaz CJSC, a wholly owned subsidiary of Sistema, for RUB 339.35 million ($11.01 million as of August 27, 2010).

        In June 2010, we acquired a 15% ownership interest in TS-Retail OJSC ("TS-Retail") from Sistema for one US dollar consequently increasing our effective ownership interest in TS-Retail to 49.6%. We subsequently increased our effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to purchase Comstar's shares in September 2010.

        In December 2010, we acquired a 100% ownership stake in Sistema Telecom, a subsidiary of Sistema which owns the egg-shaped logos each of the telecommunications companies operating within the Sistema group uses, including us, and a 45% ownership stake in TS-Retail, from Sistema for RUB 11.59 billion ($378.98 million as of December 27, 2010). As a result of this acquisition and the completion of our merger with Comstar on April 1, 2011, we currently own a 100% stake in TS-Retail.

        As we, Comstar, TS-Retail, Sistema Telecom and Metro-Telecom were under the common control of Sistema, our acquisition of majority stakes in these companies has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if these companies had been owned since the beginning of the earliest period presented. Accordingly, the financial data presented below for the years ended December 31, 2008 and 2009, the financial years preceding the acquisitions, have been restated to include the financial position and results of operations of the companies acquired from Sistema as if the acquisitions had occurred as of January 1, 2008, and the financial data for the years ended December 31, 2009 and 2010 includes the financial position and results of operations of Comstar, TS-Retail, Sistema Telecom and Metro-Telecom for the full year. See Notes 2 and 3 to our audited consolidated financial statements.

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

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Service revenues and connection fees	$9,634,698	$11,836,158	$9,513,353	$10,586,068	$11,430,377
Sales of handsets and accessories	89,208	156,465	353,900	707,168	888,311

Total net operating revenues	9,723,906	11,992,623	9,867,253	11,293,236	12,318,688
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	1,863,797	2,451,978	2,011,332	2,260,888	2,633,434
Cost of handsets and accessories	158,848	229,992	375,444	727,683	902,692
Sales and marketing expenses	775,240	908,824	728,483	850,584	878,222
Depreciation and amortization expense	1,674,885	2,153,077	1,844,174	2,000,496	2,335,204
Sundry operating expenses(1)	2,066,208	2,621,506	2,351,935	2,719,027	2,760,251
Net operating income	3,184,928	3,627,246	2,555,885	2,734,559	2,808,885
Currency exchange and transaction (gain)/loss	(161,856)	561,963	252,694	(20,238)	158,066

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Other (income) expenses:
Interest income	(53,507)	(69,697)	(104,566)	(84,396)	(62,559)
Interest expense, net of capitalized interest	192,237	234,424	571,901	777,287	656,898
Equity in net income of associates	(71,116)	(75,688)	(60,313)	(70,649)	(49,443)
Impairment of investments	22,691	—	368,355	—	—
Change in fair value of derivatives	145,860	41,554	5,420	—	—
Other expenses, net	38,781	29,090	23,254	66,924	6,571
Total other expenses, net	274,946	159,683	804,051	689,166	551,467

Income before provision for income taxes and noncontrolling interests	3,071,838	2,905,600	1,499,140	2,065,631	2,099,352
Provision for income taxes	852,015	744,320	505,047	517,188	531,620
Net income (loss) attributable to the noncontrolling interest	$132,408	$182,173	$(20,110)	$167,812	$123,788
Net income attributable to the Group	2,087,415	1,979,107	1,014,203	1,380,631	1,443,944

Dividends declared(2)	$747,213	$1,257,453	$1,265,544	$991,211	$1,066,753

Net income per share, basic and diluted, US dollars	1.06	1.05	0.54	0.72	0.73
Dividends declared per share, US dollars	0.38	0.63	0.65	0.50	0.52
Dividends declared per share, rubles	9.67	14.84	20.15	15.40	14.54
Number of common shares outstanding	1,960,849,301	1,885,052,800	1,916,869,262	1,916,869,262	1,988,916,837
Weighted average number of common shares outstanding—basic	1,973,354,348	1,921,934,091	1,885,750,147	1,916,869,262	1,970,953,129
Weighted average number of common shares outstanding—diluted	1,974,074,908	1,921,934,091	1,885,750,147	1,916,869,262	1,970,953,129

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statement of cash flows data:
Cash provided by operating activities	$3,851,372	$5,027,000	$3,592,230	$3,617,170	$3,849,005
Cash used in investing activities	(3,247,320)	(2,698,386	(2,372,171)	(2,181,627)	(2,555,039)
(of which capital expenditures)(3)	(1,898,972)	(2,612,825)	(2,328,309)	(2,647,117)	(2,584,466)
Cash (used in)/provided by financing activities	(258,069)	(1,679,647)	130,949	(3,036,442)	(270,308)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	$1,267,413	$1,499,531	$2,735,480	$1,261,288	$1,937,068
Property, plant and equipment, net	8,566,744	7,765,873	7,750,617	7,971,830	8,205,352
Total assets	15,874,942	14,737,318	15,764,489	14,478,042	15,318,229
Total debt (long-term and short-term)(4)	4,529,374	5,394,852	8,350,244	7,160,612	8,715,203
Total shareholders' equity	8,339,558	6,194,864	4,365,711	4,156,803	3,570,623
Common stock less treasury stock	(317,794)	(1,376,195)	(1,004,368)	(1,004,368)	(941,327)
Financial ratios (end of period):
Total debt/total capitalization(5)	35.2%	46.5%	65.7%	63.3%	70.9%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	119%	129%	143%	151%	157%
Mobile penetration in Ukraine (end of period)	120%	121%	121%	118%	118%
Mobile subscribers in Russia (end of period, thousands)(7)	57,426	64,628	69,342	71,442	69,954
Mobile subscribers in Ukraine (end of period, thousands)(7)	20,004	18,115	17,564	18,240	19,223

	Years Ended December 31,
	2007 (restated, other than industry and operating data)	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Overall market share in Russia (end of period)	33%	34%	33%	33%	31%
Overall market share in Ukraine (end of period)	36%	32%	32%	34%	36%
Average monthly usage per subscriber in Russia (minutes)(8)	157	208	213	234	269
Average monthly usage per subscriber in Ukraine (minutes)(8)	154	279	462	535	580
Average monthly service revenue per subscriber in Russia(9)	$9	$11	$8	$8	$9
Average monthly service revenue per subscriber in Ukraine(9)	$7	$7	$5	$5	$5
Subscriber acquisition costs in Ukraine(10)	$12	$11	$7	$8	$8
Churn in Russia(11)	23.1%	27.0%	38.3%	45.9%	47.6%
Churn in Ukraine(11)	49.0%	47.3%	40.0%	31.0%	30.7%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses (including charges incurred in connection with the "universal services reserve fund").

(2)
Dividends declared in each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively). Includes dividends on treasury shares of $6.0 million, $36.5 million, $45.6 million, $35.1 million and $40.0 million for the years ended December 31, 2006, 2007, 2008, 2009, and 2010, respectively. Annual dividends are calculated at the exchange rate on the date when dividends are declared at the Annual General Meeting of Shareholders. On April 12, 2012, our Board of Directors recommended that the Annual General Meeting of Shareholders approve annual dividends of RUB 14.71 per ordinary MTS share (approximately $1.01 per ADS as of March 23, 2012) for the 2011 fiscal year, amounting to a total of RUB 30.4 billion (approximately $1.04 billion as of March 23, 2012).

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

(6)
Source: AC&M-Consulting and our data. Operating data is presented for mobile operations only. None of this data is derived from our audited consolidated financial statements.

(7)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of prepaid tariffs) or whose account does not have a negative balance for more than this period.

(8)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

(9)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. Average monthly service revenue per subscriber data for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011 presented in this table are based on our current calculation methodology.

(10)
In Ukraine, subscriber acquisition costs are calculated as total sales and marketing expenses, handset subsidies and cost of sim cards and vouchers for a given period divided by the total number of gross subscribers added during that period. In Russia, it is impracticable to calculate subscriber acquisition costs for the period as we now have the mobile and fixed line parts of the business combined in one reportable segment, "Russia."

(11)
We define our churn as the total number of subscribers who cease to be a subscriber (see footnote 7 above for the definition of a "subscriber") during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period.

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

        Investors in emerging markets such as the Russian Federation, Ukraine, Turkmenistan, Kyrgyzstan, Uzbekistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Beginning in the second half of 2008, the Russian equity markets have been highly volatile, principally due to the impact of the global financial and economic crisis on the Russian economy. Such volatility has caused market regulators to temporarily suspend trading on the Moscow Interbank Currency Exchange ("MICEX") and the Russian Trading System ("RTS") multiple times. MICEX and RTS stock market indices have experienced significant overall declines since their peaks in May 2008. In December 2011, MICEX and RTS merged and now comprise the largest stock exchange in Russia, MICEX-RTS ("MICEX-RTS"). As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. See also "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.9 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," and "—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as Wi-Fi, Worldwide Inter-operability for Microwave Access ("Wi-Max"), Enhanced Data Rates for Global Evolution ("EDGE"), Universal Mobile Telecommunications System ("UMTS"), and Long Term Evolution ("LTE"), as well as ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

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

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or Vimpelcom, and Open Joint Stock Company MegaFon ("MegaFon"). We also face competition from several regional operators and Tele2, which has entered the market in several regions with aggressive pricing. In addition, on April 1, 2011, the Russian government completed the reorganization of state-controlled telecommunications companies Svyazinvest Telecommunications Investment Joint Stock Company ("Svyazinvest"), and Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom ("Rostelecom"). As a result, Rostelecom is currently the largest fixed-line operator and fourth largest mobile operator in Russia.

        In November 2009, a non-binding memorandum of understanding was signed by Sistema, Comstar and Svyazinvest contemplating an exchange of certain telecommunication assets. The transaction was completed in October 2010 and included, among other things, the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest obtained control over 100% of the share capital in Sky Link, Sistema acquired the 23.33% stake in MGTS controlled by Svyazinvest and Comstar transferred 25% plus 1 share in Svyazinvest to Rostelecom for cash consideration of 26 billion rubles. Sky Link is a Moscow-based code division multiple access ("CDMA") operator holding GSM licenses for a majority of Russian regions. In May 2011, Rostelecom announced its plans to acquire Sky Link and in November 2011 the Federal Antimonopoly Service ("FAS") approved the acquisition. In addition, Rostelecom won tenders for 39 out of 40 licenses to provide fourth-generation ("4G") wireless services within the 2.3-2.4 GHz frequency band and in November 2011 received permission from the Ministry of Defense to use the allotted frequencies for the creation of a 4G network.

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

        Of the telecommunication services we provide, broadband Internet access is among the most competitive. While the Moscow and St. Petersburg markets have become mature in recent years (more than 70% of the market is controlled by the five largest companies), regional markets are in the most active phase of market formation, and it is expected that regional markets will follow the same trend as the Moscow and St. Petersburg markets in the coming years, with competition in these markets becoming extremely intense. If we fail to obtain and preserve a substantial share of the broadband Internet access market, our business, financial condition, results of operations or prospects or the value of the Shares and ADRs may be materially adversely affected.

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

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last several years. In October 2010, the Antimonopoly Committee of Ukraine (the "AMC"), approved the merger of Kyivstar, our primary mobile competitor in Ukraine, with URS, Ukrainian mobile operator controlled by Vimpelcom, in connection with Vimpelcom's restructuring. We expect that the full integration of these companies will be completed by 2013. Currently, however, it is not clear how the Vimpelcom restructuring in Ukraine will affect our operations. Aggressive pricing by our competitors in Ukraine, driven primarily by Astelit, has also driven down the overall average price per minute levels significantly in Ukraine since 2006. Furthermore, we face increasing competition and aggressive pricing in Belarus from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand.

        In 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of $1.0 billion. The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders, and is now expected to be held by the State Property Committee of Belarus in 2012. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus. In addition, Belarus is undergoing a balance of payments crisis which resulted from large government-mandated lending by local banks, rapid growth of public sector wages and pensions, and loose monetary policy. Furthermore, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. See Note 2 to our audited consolidated financial statements. It is possible that the use of administrative methods by the Belarusian government to regulate the currency and consumer markets may lead to an aggravation of the crisis. As a result, our business, financial condition and results of operations could be materially adversely affected. See also "—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        We also face competition in Armenia and Uzbekistan. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. The Uzbekistan telecommunications market can also be characterized by aggressive pricing by our competitors, Vimpelcom and Ucell, as well as by a rapidly developing market for mobile Internet services and the existence of various administrative barriers that make working in Uzbekistan challenging.

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

        We are controlled by Sistema, which owns 50.8% of our total charter capital (52.8% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, Sistema will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—A disposition by our controlling shareholder of its stake in our company could materially harm our business."

        Sistema has outstanding a significant amount of indebtedness. As of December 31, 2011, Sistema had consolidated indebtedness of approximately $0.3 billion of short-term debt, $4.1 billion comprising the short-term portion of its long-term debt, and $12.0 billion of long-term debt (net of the short-term portion). At the corporate level, Sistema had $9.3 million of short-term debt, $682.3 million comprising the short-term portion of its long-term debt, and $555.2 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $747.2 million in 2007 for 2006, $1,257.5 million in 2008 for 2007, $1,265.5 million in 2009 for 2008, $991.2 million in 2010 for 2009 and $1,066.8 million in 2011 for 2010. Annual dividends are calculated at the exchange rate on the date when dividends are declared at the Annual General Meeting of Shareholders. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. Furthermore, our credit ratings can be and have been affected in the past by Sistema's activity and credit ratings.

Failure to effectively implement our geographic expansion strategy could hamper our continued growth and profitability.

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

        For example, see "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.9 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," and "—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2009 and 2010, our acquisitions focus shifted to dealer acquisitions in furtherance of our effort to develop our distribution network, and to the acquisitions of Comstar and regional cable TV and broadband providers in furtherance of our strategy to become a provider of integrated telecommunications services. In 2010, we also acquired Sistema Telecom in order to obtain full control over our logos. These and other business combinations entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

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

        If any of our future business combinations is structured as a merger with another company, or we merge with or absorb a company subsequent to its acquisition by us, such a merger would be considered a corporate reorganization under Russian law. In turn, this would provide our creditors with a statutory-based right to file a claim seeking to accelerate their claims or terminate the respective obligations, as well as seek damages. To prevail, the creditors would need to prove in court that we will not perform our obligations in due course and the amount of damages suffered. Secured creditors would be required to further prove that the security provided by us, our shareholders or third parties is not sufficient to secure our obligations. Creditors whose claims are secured by pledge do not have the right to claim additional security.

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

        Although a large part of Comstar operations has now been integrated, this process is still ongoing and the completion of this integration into MTS may require significant time and resources. Our inability to integrate successfully Comstar's operations into us could have a material adverse effect on our business, financial condition, results of operations and prospects. See also "—Acquisitions and mergers may pose significant risks to our business" and "Item 4. Information on Our Company— B. Business Overview—Business Strategy."

If our purchase of Ukrainian Mobile Communications ("UMC") is found to have violated Ukrainian law or the purchase is unwound, our business, financial condition, results of operations and prospects would be materially adversely affected.

        On June 7, 2004, the Deputy General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Joint Stock Company Ukrtelecom ("Ukrtelecom") of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating our 51% stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the Deputy General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the Deputy General Prosecutor's claim.

        On August 26, 2004, the General Prosecutor's Office requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. On January 13, 2005, the Constitutional Court of Ukraine refused to initiate the constitutional proceedings arising from the request of the General Prosecutor's Office on the grounds that the request was incompatible with the requirements of the Ukrainian constitutional law, and that the issue, as it was raised in the request, did not fall within the jurisdiction of the Constitutional Court of Ukraine. This, however, does not prevent other persons having the right to apply to the Constitutional Court of Ukraine from challenging the constitutionality of provisions of the Ukrainian privatization law applicable to the sale by Ukrtelecom of the UMC shares, and does not preclude the challenging of such sale in the commercial courts of Ukraine.

        If the Constitutional Court of Ukraine rules that the provisions of the Ukrainian privatization legislation applicable to Ukrtelecom's sale of its stake in UMC are unconstitutional, the Kiev Commercial Court could be requested to re-open the case based on new circumstances and could potentially include additional persons that were not parties to the original proceeding and/or additional claims.

        In addition, as UMC was formed at a time when Ukraine's legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

        Furthermore, as a result of the current downturn in the global financial markets, certain banks have curtailed their lending programs, which may limit our ability to obtain external financing and, in turn, result in the reduction of our capital expenditure program. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base. See also "—Risks Relating to Our Financial Condition—If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Mobile penetration in Russia and Ukraine reached 156.8% and 117.6%, respectively, as of December 31, 2011, according to AC&M-Consulting. While customer growth has been, and we expect it will continue to be, a principal source of revenue growth, increasing competition and market saturation will likely cause the increase in subscribers to continue to slow in comparison to our historical growth rates. As a result, we will need to continue to develop new competitive services, including value-added, third-generation ("3G"), Internet, Blackberry services, integrated telecommunications services and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues.

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers. In October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. Although FAS approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition, including the promotion of Vimpelcom's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. In addition, Euroset has recently launched an aggressive campaign to acquire retail outlets which belong to Svyaznoy, a large independent nationwide dealer in Russia. Although we continue to work with Euroset, our ability to attract new customers through Euroset outlets may be limited. If Euroset continues to expand its footprint in Russia through the acquisition of Svyaznoy's operations, our opportunities for marketing our services may be restricted. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information— 7. Litigation." As a result, we accelerated the development of our proprietary distribution network and have been working to increase our relationship with small regional dealers following Vimpelcom's acquisition of its stake in Euroset and in view of the deteriorating financial condition of many nationwide dealer networks. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution." If we are not successful in expanding our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with zonal, intercity and international fixed line and mobile operators in Russia, Ukraine and other countries in which we operate. Fees for interconnecting are established by agreements with network operators and vary depending on the network used, the nature of the call and the call destination.

        In Russia, the government has previously expressed its intent to privatize Svyazinvest and to obtain a listing of Rostelecom Global and American Depositary Receipts after completion of the Svyazinvest reorganization. In Ukraine, the government completed the privatization of Ukrtelecom, which, according to its public disclosure, has a 71% share of the local telephony market and an 83% share of the domestic and international long distance market in Ukraine. The auction to privatize Ukrtelecom was held by the State Property Fund of Ukraine in December 2010 and on March 11, 2011, following the completion of an independent appraisal required by Ukrainian law, the State Property Fund of Ukraine and ESU LLC, a wholly owned subsidiary of European Privatization & Investment Corporation ("EPIC"), signed an agreement for the sale of a 92.8% stake in Ukrtelecom to ESU LLC. On May 11, 2011, the ownership stake was transferred to ESU LLC upon the payment of a purchase price of 10,575.1 million hryvnia ($1,325 million as of May 11, 2011) and the fulfillment of certain requirements under Ukrainian law. It is currently unclear how the privatizations of Svyazinvest and Ukrtelecom will affect our interconnect arrangements and costs, but there is a chance that our ability to interconnect cost-effectively with other telecommunications operators could be hampered.

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

        Trimob (formerly known as Utel), a subsidiary of Ukrtelecom, is the only UMTS license holder in Ukraine. Trimob is expected to be sold by the end of 2012, subject to approval by the AMC and certain other regulatory bodies. A sale of Trimob to one of our competitors would provide that competitor with a significant advantage over us and would adversely affect our competitiveness in Ukraine, as well as our business, financial condition and results of operations. The Ukrainian government has previously indicated that funds required for the conversion of the remaining UMTS frequencies have not been provided in Ukraine's 2012 State Budget. Therefore, there is a possibility that auctions for additional UMTS licenses will not be held in 2012. Nevertheless, if we do not acquire Trimob and we are unable to acquire a UMTS license when an auction is ultimately held, and our competitors do, those competitors would have an advantage over us. See also "—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms, or at all, may negatively affect our competitive position in Ukraine."

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

        Under the Ukrainian Telecommunications Law, adopted in November 2003, the National Commission for the Regulation on Communications (the "NCRC"), was authorized to regulate the tariffs for public telecommunications services rendered by fixed line operators within one geographical numbering zone. While mobile cellular operators (including MTS Ukraine) were generally entitled to set their retail tariffs and negotiate interconnect rates with other operators, the NCRC was entitled to regulate the interconnect rates of any mobile cellular operator declared to have a dominant position on the telecommunications market by the AMC. On June 24, 2010, MTS Ukraine and its competitors, including Kyivstar, Golden Telecom Ukraine, URS, Ukrtelecom, Astelit, Intertelecom and PEOPLENet, were declared to have a dominant position on the network interconnect market. As a result, the interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks became subject to regulation by the NCRC. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        In 2011, NCRC announced its intent to change the telecommunications regulations in Ukraine to regulate the interconnect rates of only those operators deemed by the AMC to have "significant market power." Kyivstar and MTS Ukraine are the largest mobile cellular operators in Ukraine with market shares of 46% and 36%, as of December 31, 2011, respectively, according to AC&M-Consulting.

        On October 20, 2011, the NCRC recognized all telecommunications operators on the Ukrainian market as operators with significant market power in the market of call termination on their respective networks.

        On November 23, 2011, the NCRC was dissolved and replaced with the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). The NCCIR may similarly consider interconnect rates and may reduce the interconnect rates that we charge, which, in turn, may have a material adverse effect on our financial condition and results of operations. See also "—Legal Risks and Uncertainties—Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations."

We may not realize the benefits we expect to receive from our investments in 3G wireless services, which could have a material adverse effect on our business and results of operations.

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded each of MegaFon, Vimpelcom and us a license to provide 3G services in the Russian Federation. The 3G license allows us to provide mobile radio telephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. Historically, mobile operators that have developed 3G networks have experienced various difficulties and challenges, including a limited supply of 3G-compatible handsets, limited international roaming capabilities, as well as 3G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G network and may be unable to fully resolve them. For example, we cannot be certain that:

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

        In addition, Russian military authorities also use frequencies of the 3G spectrum, which may limit the availability of 3G frequencies for commercial use in certain areas. During the construction of our 3G network, there is also a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. For example, conflicts over the availability of frequency long reserved for military use in Moscow caused delay in the commercial launch of 3G services in Moscow by all of the 3G license holders, although some of these frequencies were cleared for commercial use in 2009. If additional overlap were to occur, it could cause problems or delays in the development and operation of our 3G network in Russia.

        We may also face competition from operators using second generation ("2G") or other forms of 3G technology. For example, licenses for the use of CDMA technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a 2G digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Currently, CDMA technology is offered by certain mobile operators in Russia who operate using the Nordic Mobile Telephone 450 MHz ("NMT-450") standard. If CDMA operators were able to develop widespread networks throughout Russia, we would face increased competition.

        In addition, the development of Wi-Max networks will likely pose additional competition for 3G providers operating in the IMT-2000/UMTS standard. The Russian government held tenders for the issuance of 4G licenses for 40 Russian regions (in the 2.3-2.4 GHz frequency band). Fourth-generation wireless services are expected to provide faster, higher quality data transfer and streaming capabilities as compared to 2G and 3G and may pose additional competition for 3G providers. Rostelecom won the tender for 39 of the 40 4G licenses (in the 2.3-2.4 GHz frequency band) in February-March 2010 and in November 2011 received permission from the Ministry of Defense to use the allotted frequencies for the creation of a 4G network.

        Potential competition from other 3G, CDMA, Wi-Max and 4G providers, together with any substantial problem with the rollout of our 3G network and provision of 3G services in the future, could materially adversely affect our business, financial condition and results of operations.

If we are unable to successfully develop and/or deploy 4G wireless services in Russia or one of the operators in the market obtains significant technological and/or commercial advantage over us in 4G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

        The next step in the development of Russian telecommunications is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and quality of services (data speed, quality of coverage) depend on the band and the width of frequency range given to an operator.

        In September 2011, the Russian government announced its intention to auction frequencies for LTE use on a national level in 2012. Additionally, the State Radio Frequencies Commission gave Scartel (Yota brand) two ranges of LTE frequencies, 30 MHz each, in the 2.5-2.7 GHz band for use on the whole territory of Russia in exchange for 4G frequencies held by Scartel for Wi-Max technology of total width of 70MHz (the exchange was completed on a non-auction basis). Four sets of frequencies in the 791-862 MHz band are planned to be sold during the auction in 2012, after which the winners of the frequencies will also receive frequencies in the 2.5-2.7 GHz band. The remaining frequencies that are to be sold during the auction comprise 40 MHz of the 2.5-2.7 GHz band. Therefore, other operators may receive frequency ranges much later than Scartel and the ranges they receive may be much smaller than those given to Scartel.

        Initially it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, we, MegaFon, Vimpelcom and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which we, MegaFon, Vimpelcom and Rostelecom were to receive access to Scartel's 4G network infrastructure (which was to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal. MTS considered a preliminary value assessment of Scartel to be unduly high. Currently, we are still considering our further actions in regards to this arrangement.

        According to recent news reports, Megafon is negotiating a possible acquisition of Scartel. If this transaction takes place, Megafon may obtain significant short term competitive advantage both in terms of frequency resources and LTE network development costs.

        Furthermore, the limited number of available frequencies may prevent us from realizing the full benefits we expect to receive from the development of a 4G network, because our network capacity would be constrained and our ability to expand limited. Moreover, if we cannot develop a commercially viable 4G network, and one of our competitors does, that competitor would have an advantage over us, which in turn may have a material adverse effect on our business.

Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms, or at all, may negatively affect our competitive position in Ukraine.

        In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine with the starting price set at 400 million hryvnia (equivalent to $50.1 million at December 31, 2009). However, the NCRC canceled the planned tender in November 2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, a tender for a 3G/UMTS license in Ukraine is expected in 2012 after the planned sale of Trimob. See also "—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

        Our ability to prevail in a tender for a 3G/UMTS license in Ukraine may require us to pay a significant amount for the license as well as incur significant costs in building out the 3G network, and we may not be able to recoup these costs through our service revenues. Specifically, the Ministry of Defense of Ukraine indicated in 2010 that the cost of conversion of the radio frequencies required to establish a 3G/UMTS network would be equal to 2.5 billion hryvnia. That same year, as a result of discussions between the government and the telecommunications operators, it was concluded that the justifiable market price of conversion of the radio frequencies is 600 million hryvnia. However, in the beginning of 2011, the head of the Administration of State Service on Special Communications and Information Protection of Ukraine stated that the conversion of a narrow range of radio frequencies would cost 2.5 billion hryvnia.

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

        Our telecommunications licenses expire in various years from 2012 to 2022. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. License renewals may be subject to additional conditions, such as revenue sharing or the mandatory modernization of our network. These and similar conditions would constitute indirect payment obligations.

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

        We have in the past been unable to obtain certain requested frequency allocations. For example, our tender bid in Ukraine for additional frequencies on the CDMA-450 spectrum was denied in March 2010 as we were the only applicant in the tender process. In the near term, available CDMA-450 frequency spectrum capacity combined with network optimization measures undertaken by us is sufficient to support existing and potential demand for CDMA services, and generally we consider UMTS frequencies to be a bigger strategic priority than CDMA. However, if in the future we are not allocated the requested CDMA frequencies, our ability to expand CDMA-450 services in Ukraine may be hindered.

An increase in the fees for frequency spectrum usage could have a negative effect on our financial results.

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. For example, new rules on the calculation of fees for frequency spectrum usage in Russia effective as of January 1, 2012 will lead to the increase of the fees we pay for frequency spectrum usage by 40-45% in 2012 as compared to 2011. Similarly, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the fees for frequency spectrum usage in Ukraine for cellular communications. Furthermore, according to the Tax Code of Ukraine, the fees payable for frequency usage shall be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 9.4% in 2011 as compared to 2010, and by 8.9% in 2012 as compared to 2011.

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

        We have purchased interests in various telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima ("Maxima"), and Closed Joint Stock Company Mediaplanning ("Mediaplanning"), IT services and hardware purchases (LLC Sitronics IT and Private Joint Stock Company Sitronics IT Ukraine), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telephone network services (MGTS), leasing of office space (MGTS) and the purchase of a new billing system (Open Joint Stock Company Sitronics), among others. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

Our competitive position and future prospects depend on our senior managers and other key personnel and our ability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

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

        Sistema won a privatization tender for MGTS in April 1995 and was issued 25% of MGTS' share capital. As part of its tender obligations, Sistema committed to invest approximately $106 million in MGTS over a three-year period in exchange for the right to purchase an additional issue of MGTS' ordinary shares. In 1998, upon satisfying its tender obligations, Sistema exercised this right and increased its stake to 50% of MGTS' share capital. At the time Sistema took possession of this interest, there were press reports that certain minority shareholders of MGTS had filed complaints with the prosecutor's office and the Federal Commission on the Securities Market (currently the Federal Service for Financial Markets ("FSFM")) objecting to the share issuance. In addition, certain members of the Russian parliament requested the Audit Chamber of the Russian Federation and other governmental agencies to investigate whether there was compliance with the relevant rules and regulations governing MGTS' privatization. Although no formal action or claim against MGTS or its shareholders was ever made by any governmental entity, in the event that any of our privatized companies are subject to challenge in the future as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition and results of operations.

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

        On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators ("MVNOs"). MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, often, the network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services will be done pursuant to agreements entered into between MVNOs and existing frequency holders. There is no requirement that existing frequency holders transact with the MVNOs, and agreements between them will be entered into at their option.

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

        In March 2011, Sky Link and CountryCom, a Moscow based telecommunications company, announced that together they would launch MVNO services in the Moscow region which will be based on frequencies and infrastructure owned by Sky Link and CountryCom would be responsible for billing and other customer-related services. In September 2010, Sky Link also launched an MVNO project with Center Telecom, a regional fixed-line telecommunications company which has merged into Rostelecom, under the Domolink brand which is currently limited to Internet services. In August 2010, we launched a tariff plan under a separate brand name through X5 Retail group as a pseudo-MVNO. In addition, MegaFon recently launched a new tariff plan under a separate brand name as a pseudo-MVNO.

        In December 2011, Scartel reached an agreement with MegaFon and Rostelecom to allow them to provide LTE services through Scartel's network in exchange for permitting Scartel to use the two companies' network infrastructure. In February 2012, Scartel and MegaFon received the necessary licenses to allow MegaFon to provide such services over the Scartel LTE network.

        While the impact of MVNOs' entry into the Russian mobile communications market is not yet clear, the emergence of any of the foregoing trends could increase market competition and subscriber churn and, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation.

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

        In addition, in October 2011, FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. The investigation is currently in progress. Although we believe that we have not violated antimonopoly laws, we could be liable for fines of up to 15% of the revenues we derived from iPhone 4 sales if a violation is found.

A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation.

        In December 2011, the AMC opened an investigation into whether MTS Ukraine violated antimonopoly legislation with its pricing of international roaming services. The AMC stated that the average price of international roaming services offered by MTS Ukraine and its roaming partners is higher than the corresponding prices in the European Union, which may demonstrate that the prices charged by MTS Ukraine are not economically justified. The investigation will examine whether MTS Ukraine used its dominant position in the Ukrainian telecommunications market to establish prices that would not be possible if there was significant competition on the telecommunications market. Although we believe that we did not violate antimonopoly laws, we could be liable for up to 10% of MTS Ukraine revenues. We plan to submit our arguments to the AMC regarding the matter of this investigation. However, the AMC may determine that we violated antimonopoly legislation in this or other matters, and may impose fines on us, which may have a material adverse effect on our business, financial condition and results of operation. In addition, we may be required to adjust the prices that we charge for international roaming services, which may adversely affect our revenues. See also "—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information."

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions as a dominant force in such market. Moreover, recent amendments to Russian antimonopoly regulations made it possible that any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by the Federal Tariff Service. See "—We and MGTS are subject to extensive regulation of our respective tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also categorized by FAS as a company with a market share exceeding 35% in the mobile communications market in the Ivanovo region, Magadan region, Omsk region, Sakhalin region, Nenets Autonomous District and Udmurt Republic. In the event that we are found in the future to have a dominant position on these or any additional markets, FAS would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information."

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

        If we or any of our subsidiaries were to be classified by FAS (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, FAS and the Federal Tariff Service (or the AMC, as the case may be) would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous and/or set interconnect rates between operators that may adversely affect our revenues. Moreover, our refusal to adjust our tariffs according to such government-determined rates could result in the imposition of fines. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

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

        At present, the foregoing regulations apply only to fixed line operators in Russia and therefore apply to our fixed line business. Draft legislation was introduced in 2008 that would extend the law to apply to mobile operators. Although the proposed law was not adopted, the risk that similar legislation will be introduced and adopted in the future remains. If legislation which extends the foregoing regulations to apply to mobile operators is adopted, and we and any of our mobile operator subsidiaries operating in Russia are identified as operators occupying a "substantial position," regulators may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our revenues, financial condition and results of operations.

We and MGTS are subject to extensive regulation of our respective tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. Comstar and MGTS were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. Accordingly, the interconnect tariffs established by Comstar, prior to its merger with us, and MGTS are also subject to regulation by the Federal Agency on Communications. Although we have not been formally recognized as a telecommunications operator occupying a substantial position on the market, we believe that interconnect tariffs previously approved by the Federal Agency on Communications for Comstar also apply to us following the merger completed on April 1, 2011. While we believe the tariffs currently set by the Federal Tariff Service and the Federal Agency on Communications are sufficient to compensate us for the costs of providing these services, future tariffs may not be set at a level that fully compensates us for the provision of these services or increased in parallel with corresponding increases in our costs and/or inflation.

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

        In 2010, the Russian government announced its intent to monitor the pricing of roaming services. As a result, FAS conducted an investigation of the activities of Russian telecommunications operators and found that we, Vimpelcom and MegaFon violated antimonopoly laws relating to our pricing for roaming services. Subsequently, FAS imposed an administrative fine on us in the amount of RUR 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. Since this decision, several draft laws were submitted for consideration to the State Duma, which are intended to change the regulation of so-called "national" (between networks) and "intra-network" (within network) roaming in Russia by introducing a flat national roaming tariff and eliminating intra-network roaming tariffs for incoming calls. It is not currently clear whether this legislation will be adopted. However, if the new legislation is adopted, we believe that our revenues from the provision of roaming services would decline considerably, which could have a material adverse effect on our financial condition and results of operations.

        In addition, in 2011, the Russian government continued its efforts to decrease the level of prices for international roaming services and entered into discussions with the European Commission regarding the roaming pricing strategy of both Russian and European telecommunications operators due to an increasing number of complaints from subscribers. Further to our conversations with FAS and in response to public discussions initiated by various Russian consumers associations, we, Megafon and Vimpelcom have voluntarily lowered international roaming tariffs and introduced certain tariff plans and options aimed at the reduction of prices for roaming services. See also "Item 4. Information on Our Company—Business overview—Sales and Marketing—Advertising and Marketing."

        However, if the Russian government determines the decrease of roaming tariffs to be insufficient, it may require us to decrease our prices for roaming services, which may adversely affect our revenues and financial condition. See also "—A finding by FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation."

Compliance with the new regulations on International Mobile Equipment Identity ("IMEI") numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

        On January 11, 2012, the Ministry of Communications and Mass Media published a draft regulation, which will require all handsets and other telecommunications devices to be assigned individual IMEI numbers. It is still unclear if and when this regulation will be adopted. If this regulation is adopted, we may be required to develop a system to monitor IMEI numbers, and we may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia into the World Trade Organization ("WTO") may lead to legislative and other changes which may adversely affect our business, financial condition and results of operation.

        On December 16, 2011, Russia signed the accession protocol in order to enter into the WTO which may lead to significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, as well as changes in the taxation system and customs regulations in Russia. In addition, implementation of the WTO rules may lead to the increase of competition on the markets we operate. It is unclear yet if and when these legislative developments may take place. However, if the new legislation is implemented in Russia as a result of accession to the WTO and there is an increase in competition, this could have a material adverse effect on our financial condition and results of operations.

The enactment of regulations allowing mobile network subscribers to select their long distance providers could have a material adverse effect on our financial condition and results of operations.

        We currently provide long distance services to our subscribers pursuant to our license for mobile services and route the long distance traffic through long distance transit operators. We receive revenue from our subscribers for these calls, and remit an interconnect fee to the long distance transit operators. In providing long distance services, we select the transit operators based on cost and quality considerations. Subscribers making domestic or international long distance ("DLD/ILD") calls on their mobile phones do not have the option of selecting their long distance provider.

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

        A significant portion of MGTS' infrastructure has not been modernized. For example, although MGTS has recently completed the digitalization of its network, the newly installed equipment may not function properly within parts of the network that have not yet been upgraded. In addition, MGTS' network switching equipment may become obsolete or unusable, in which case we may be required to make significant investments to modernize MGTS' infrastructure in order to ensure that it fulfills its regulatory obligation to provide telephony services as a PSTN operator. The overburdening of MGTS' infrastructure may inconvenience subscribers by causing incoming and outgoing calls to have lower completion rates.

        MGTS invested approximately 1.5 billion rubles in 2010 ($49.5 million as of December 31, 2010) and approximately 1,328 million rubles in 2011 ($41.25 million as of December 31, 2011) and plans to invest approximately 15.1 billion rubles in 2012 ($468.3 million as of December 31, 2011) to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

We are in the process of transferring to a new billing system and optimizing our information technology infrastructure, which could have a material adverse effect on our business and results of operations in the short term.

        We have completed implementation of a new billing system in Russia and Belarus. We have also completed the transfer of our individual subscribers in Ukraine to a new billing system, and are approaching the final stage of transferring our individual subscribers in Uzbekistan to a new billing system. In addition, we may face difficulties and delays in implementing the new billing system in newly acquired companies. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, in Ukraine it is still necessary for us to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience subscribers in the short term. In addition, we are also currently optimizing our information technology infrastructure, which may result in temporary technical disruptions. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If leaks of confidential information, including information relating to our subscribers, occur it may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Although we make efforts to protect confidential information, breaches of security and leaks of confidential information, including information relating to our subscribers, may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects. For example, in January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen. In each case, the stolen databases were thereafter available for sale in Russia. In December 2003, we completed our internal investigation relating to the theft of our subscriber databases and found that these incidents were due to weaknesses in our internal security in relation to physical access to such information. We have taken measures that we believe will prevent such incidents from occurring in the future, but such incidents may nonetheless recur.

Alleged medical risks of cellular technology may subject us to negative publicity or litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us by reducing subscriber growth, reducing usage per subscriber, increasing the number of product liability lawsuits, increasing the difficulty in obtaining or maintaining sites for base stations and/or reducing the financing available to the wireless communications industry. Each of these potential circumstances may adversely affect our business, financial condition, results of operations and prospects.

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

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. For example, in 2008, we extended a short-term loan to Closed Joint Stock Company "Beta Link," or Beta Link, mobile handset retailer and MTS dealer, for $28.2 million. Beta Link subsequently filed for bankruptcy in March 2009, and we believe it is unlikely that we will be able to recover the loan amount or accounts receivable due from Beta Link. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information— 7. Litigation."

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

        The downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation of this downturn and resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2011, our consolidated total debt, including capital lease obligations, was $8,715 million. Our interest expense for the year ended December 31, 2011 was $656,899 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2011, approximately 14.7% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk with respect to approximately 21.6% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

        We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity for a number of reasons; for example, the terms of some of our loan agreements may require us to prepay the loan in certain circumstances, such as a deterioration in our credit rating, we are delisted or our retained earnings drop below a certain level. This, in turn, may force us to sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources."

Ruble depreciation and regulatory changes in foreign currency regulation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs.

        Over the past two decades, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. In particular, it significantly depreciated against the U.S. dollar in 2008 and 2009 as a result of the ongoing global financial downturn. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia ("CBR") was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. The ruble continued to depreciate against the U.S. dollar in early 2009, reaching 36.43 rubles per one U.S. dollar on February 19, 2009. As of December 31, 2011, the exchange rate was 32.20 rubles per one U.S. dollar and as of April 20, 2012, the exchange rate was 29.51 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On December 31, 2010 and 2011, the official exchange rate was 40.33 rubles and 41.67 rubles per one euro, respectively, as compared to 43.38 rubles and 41.44 rubles per one euro on December 31, 2009 and 2008, respectively.

        Currently, the Russian foreign currency market is regulated by legislation, which is aimed at liberalization of currency regulation and lowering of administrative barriers. This legislation provides a general framework and a set of rules, within which both the Russian government and the CBR are authorized to propose various regulations, which result in uncertainty for us in carrying out importation of equipment. The CBR from time to time has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the CBR to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance the budget without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble. Furthermore, changes in foreign currency regulation may affect our ability to fund payments denominated in foreign currency and result in us entering into supplementary agreements with our foreign counterparts.

        A majority of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with the financial ratios contained in our various loan agreements or fund cash payments on our indebtedness on time. A decline in the value of the ruble against the U.S. dollar will also result in a translation loss when we translate the ruble revenues into U.S. dollars for inclusion in our audited consolidated financial statements. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would also increase total expenses, which would have an adverse impact on our results.

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

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the U.S. dollar and/or euro can adversely affect our revenues reported in U.S. dollars and increase our costs in terms of local currencies. If local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the sale of hard currency in Uzbekistan may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that country. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukrainian hryvnia experienced significant volatility over the last quarter of 2008 and in 2009, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias and 7.97 hryvnias per one U.S. dollar as of December 31, 2008, and 2009, respectively. The official exchange rate stabilized in the last two years and was 7.96 hryvnias and 7.99 hryvnias per U.S. dollar as of December 31, 2010 and 2011, respectively.

        The Belarusian ruble experienced significant volatility in 2011, with the official exchange rate falling from 3,000.00 rubles per one U.S. dollar as of January 1, 2011 to 4,970.00 rubles per one U.S. dollar as of June 1, 2011 and to 8,450 rubles per one U.S. dollar as of November 1, 2011. On May 23, 2011, the National Bank of the Republic of Belarus announced the significant devaluation of the Belarusian ruble against major foreign currencies to stabilize the situation on the foreign currency exchange market. Furthermore, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. The continued devaluation of the Belarusian ruble and the highly inflationary economy may adversely affect our revenues from this market. See also "—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations," "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" and Note 2 to our audited consolidated financial statements.

A disposition by our controlling shareholder of its stake in our company could materially harm our business.

        Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Sistema disposes of its stake in our company and a third party takes a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders' equity. If Sistema were to dispose of its stake in us, our company may be deprived of the benefits and resources that it derives from Sistema, which could harm our business.

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our mobile and fixed line networks. We spent $2,328.3 million in 2009, $2,647.1 million in 2010 and $2,585 million in 2011, for the fulfillment of our capital spending plans. In addition, the acquisition of 3G licenses and frequency allocations and the build-out of our 3G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 8.8% and 6.1% in Russia in 2010 and 2011, respectively. Inflation reached 9.4% and 8.0% in Ukraine in 2010 and 2011, respectively, according to the State Statistics Committee of Ukraine. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

        In May 2011, Belarus announced a significant devaluation of the Belarusian ruble against major foreign currencies. Furthermore, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. See Note 2 to our audited consolidated financial statements. Since most of our revenues in Belarus are denominated in local currency, the devaluation has resulted in lower revenues in dollar terms. Additionally, since a significant portion of our operating costs are denominated or tied to foreign currency, the devaluation and high inflation have also resulted in higher operating costs in comparison to revenues. Accordingly, the devaluation and the highly inflationary economy in Belarus may materially adversely affect our revenues and results of operations in that country. See also "—Risks Relating to Our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations.

        In 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of the respective purchases. Pursuant to the agreement, we are also to incur certain iPhone promotional costs. We did not fulfill our total purchase installment contemplated by the agreement in 2011, 2010, 2009 and 2008. As a result, it is possible that Apple may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations. To date, Apple has not brought a claim against us. The total amount paid for handsets purchased under the agreement for the years ended December 31, 2011, 2010, 2009 and 2008 amounted to $140.8 million, $79.4 million, $3.4 million and $65.4 million, respectively. The purchase agreement with Apple Sales International expired on March 31, 2012, and we intend to negotiate an extension of this agreement. Failure to renew the agreement with Apple Sales International on commercially acceptable terms or at all may adversely affect our financial condition and results of operations.

Indentures relating to our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

        Covenants in the loan agreement relating to our notes due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the loan agreement contains covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants, including in relation to the incurrence of indebtedness, creation of liens and disposal of assets. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

        In addition, Sistema, which owns 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy. The inability to implement our business strategy may have a material adverse effect on our financial condition and results of operations.

If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations.

        Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus interest accrued prior to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

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

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. In December 2008, Standard & Poor's lowered Russia's long-term sovereign credit rating to BBB and maintained its negative outlook, citing the "rapid depletion" of Russia's financial reserves. In addition to anticipated slower asset growth on the Russian banking market in 2009, the Russian Federation was facing significant inflation, a significant volatility in stock prices and a substantial outflow of capital from the country. In December 2009, Standard & Poor's changed its outlook on Russia's long-term sovereign credit rating to stable. The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

The physical infrastructure in Russia, Ukraine and the other countries where we operate is in poor condition, which could disrupt our normal business activities and adversely impact our results.

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

        In addition, the road conditions throughout our countries of operation are poor with many roads not meeting minimum quality standards, causing disruptions and delays in the transportation of goods to and within these countries. The Russian and Ukrainian governments are actively considering plans to reorganize their national rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of the physical infrastructure in Russia, Ukraine and the other countries where we operate harms the national economies, adds costs to doing business in these countries and generally disrupts normal business activities. These difficulties can impact us directly; for example, we keep portable electrical generators to help us maintain base station operations in the event of power outages. Further deterioration of the physical infrastructure in Russia and Ukraine, as well as the other countries where we operate, could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased charges and tariffs that may result from the government reorganization may also have a material adverse effect on our business, financial condition and results of operations.

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

        The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in emerging markets, including us, may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs. To the extent that the current market downturn continues or worsens, it may lead to constraints on our liquidity and ability to obtain debt financing, which may have a material adverse effect on our business, financial conditions and results of operations.

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

        Changes to the Constitution of Ukraine that came into effect on January 1, 2006, shifted important powers from the President to the Parliament, including the right to appoint the Prime Minister and to form the government. Although these new changes were intended to prevent an impasse between the President and the Parliament, they effectively caused a protracted political struggle.

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

        On March 3, 2010, Ms. Tymoshenko was removed from the position of Prime Minister after the Parliament concluded a vote of no confidence. In March 2010, the law governing the formation of parliamentary coalitions (the "Parliament Law") was amended to enable President Yanukovych to form a new parliamentary coalition and appoint Mr. Mykola Azarov as the Prime Minister on March 11, 2010. The amended Parliament Law was challenged by members of Parliament in the Constitutional Court of Ukraine by two groups of Parliament members, with one group requesting an official interpretation of certain provisions of the law, and the other challenging the constitutionality of certain provisions of the law. In April 2010, the Constitutional Court issued a ruling in connection with the application requesting an official interpretation, but it did not expressly opine on the constitutionality of such provisions. Accordingly, any future ruling by the Court that relevant provisions of the Parliament Law are unconstitutional may result in further political instability in Ukraine.

        Furthermore, the Ukrainian tax authorities and the General Prosecutor Office of Ukraine initiated several criminal investigations against Ms. Tymoshenko alleging numerous corrupt practices and abuse of powers while being the Prime Minister of Ukraine. On October 11, 2011, the Pechersky District Court found Ms. Tymoshenko guilty of abuse of powers and sentenced her to 7 years of imprisonment.

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

        New parliamentary elections in Ukraine are expected to be held in October 2012 and may influence the political landscape in Ukraine. If political instability continues or heightens, it may have negative effects on the Ukrainian economy and, as a result, have a material adverse effect on our business, results of operations and financial condition.

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

        A decrease in the price of oil, as well as increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations.

Legal Risks and Uncertainties

The inability of Barash Communication Technologies, Inc. ("BCTI") to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

        In June 2005, we commenced operations in Turkmenistan through our wholly owned subsidiary BCTI. By December 2010, our investments in BCTI exceeded $250.0 million and, as a result, BTCI became the largest telecommunications operator in Turkmenistan providing services to more than 2.4 million subscribers. Our annual revenues from providing telecommunications services in Turkmenistan for the years ended December 31, 2008, 2009 and 2010 amounted to $131.4 million, $160.7 million and $207.6 million, respectively.

        In December 2010, our operations in Turkmenistan were suspended following a notice received from the Ministry of Communications of Turkmenistan informing us of a decision by the Turkmenistan government to suspend licenses held by BCTI for a period of one month starting from December 21, 2010. On January 21, 2011, the period of license suspension expired, however, permission to resume operations was never granted.

        We conducted operations in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, us and the Ministry of Communications of Turkmenistan, which was due to be automatically extended on December 21, 2010, provided certain terms and conditions were satisfied (the "2005 Agreement"). Under the 2005 Agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Accordingly, BCTI shared 20% of its net profit commencing December 21, 2005. We at all times were led to believe that the 2005 Agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications and the Turkmenistan government failed to extend the 2005 Agreement in accordance with its terms.

        Following the decision to suspend BCTI's licenses, Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent us from providing services to our customers.

        We initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend our legal rights. On December 21, 2010, BCTI filed three requests for arbitration with the International Court of Arbitration of the International Chamber of Commerce (the "ICC") against the Ministry of Communications of Turkmenistan and several state-owned telecom operators requesting specific performance on the respective agreements and compensation of damages. Subsequently, the sovereign state of Turkmenistan was joined as a respondent in the proceedings against the Ministry of Communications of Turkmenistan. An independent appraisal has shown that we have suffered damages amounting to $855 million as a result of breaches committed by the respondents. We have made a claim for this amount in the ICC proceedings. In March 2012, we withdrew the demand for specific performance of the 2005 Agreement from our claim against the

Ministry of Communications of Turkmenistan and the sovereign state of Turkmenistan after negotiations with the Turkmenistan government stopped at the end of 2011 and not resumed to date.

        On January 21, 2011, we sent a formal notice to the Government of Turkmenistan requesting to resolve the dispute through negotiations and notifying it of our intention to file a claim pursuant to the provisions of the Bilateral Investment Treaty between the Russian Federation and Turkmenistan. The dispute was not resolved by negotiations and, accordingly, on September 1, 2011, we filed a claim against Turkmenistan in the International Centre for the Settlement of Investment Disputes (the "ICSID"). On October 5, 2011, the claim was registered by the ICSID Secretariat.

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

        The amount of net assets of some of our subsidiaries is negative. Although we are currently taking steps to remedy this and these subsidiaries continue to meet all of their obligations to creditors, there is a risk of their liquidation while the net assets remain below the minimum legal requirements.

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

Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus $34.9 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel.

        In December 2005, our wholly owned subsidiary MTS Finance S.A. ("MTS Finance") acquired a 51.0% stake in Tarino Limited ("Tarino"), from Nomihold Securities Inc. ("Nomihold"), for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. As reflected in our audited annual consolidated financial statements for the year ended December 31, 2006, we wrote off the costs relating to the purchase of the 51.0% stake in Bitel. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration ("LCIA") in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011, the LCIA made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). The Award is accruing interest until the Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, we recorded an additional $40.8 million and $3.2 million in the consolidated financial statements for the year ended December 31, 2010 and 2011, respectively (representing interest accrued on the awarded sums).

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice ("High Court") which, in part, restricts MTS Finance from dissipating its assets. Additionally, MTS Finance has been granted permission to appeal the Award, but the High Court has imposed conditions upon the appeal. MTS Finance is currently seeking to have the conditions lifted.

        Further on February 1, 2011, Nomihold obtained an order of the Luxembourg District Court enforcing the Award in Luxembourg. This order is in the process of being appealed.

        As an issuer of US $400,000,000 2012 Notes pursuant to an Indenture dated January 28, 2005 (as amended) (the "Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, we applied to and obtained from the High Court an order authorizing both payments to be made by us instead of by MTS Finance (the "Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005, between MTS Finance and us (the "Intercompany Loan Agreement") to process the payments through MTS Finance. However, because MTS Finance was subject to a freezing order and not capable of transferring out the money to the trustee for distribution, and because we owed obligations to the noteholders as guarantor under the Indenture, we decided to make the Direct Payments to the noteholders pursuant to an order of the High Court.

        In relation to the obligations under the Intercompany Loan Agreement, we and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation by us to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, we received a request for arbitration from MTS Finance. The process is underway and will clarify the rights between the parties under the Intercompany Loan Agreement. We deny that any further payments are due under the Intercompany Loan Agreement. The arbitration will be conducted under the Rules of the LCIA and it is expected to last between 6 and 12 months.

        In addition, three Isle of Man companies affiliated with us (the "KFG Companies") have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the KFG Companies do not prevail in these lawsuits, they may be liable to Bitel for such claims. Bitel's Isle of Man advocates have recently withdrawn from their representation of Bitel, and Bitel does not appear to be pursuing these claims.

        In January 2007, the KFG Companies asserted counterclaims against Bitel, and claims against other defendants, including Altimo LLC ("Altimo"), Altimo Holdings & Investments Limited ("Altimo Holdings"), CP-Crédit Privé SA and Fellowes International Holdings Limited, for the wrongful misappropriation and seizure of Bitel. The defendants sought to challenge the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies.

        On March 10, 2011, the Judicial Committee of the UK Privy Council ruled in favor of the KFG Companies and confirmed the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of Kyrgyz telecom operator Bitel and its assets.

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011, by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth approximately $500 million that Altimo Coöperatief U.A. has lodged with the

Isle of Man court. The KFG Companies are proceeding with their counterclaims in the Isle of Man. A trial has been set to commence in May 2013.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC") under the rules of the LCIA, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003, (the "Transfer Agreement") concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. The tribunal is currently deciding whether to stay the damages phase of the LCIA proceedings pending conclusion of the Isle of Man proceedings. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any. For additional information, see Note 27 to our audited consolidated financial statements.

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

        In Turkmenistan, we commenced operations in June 2005 through our wholly owned subsidiary, BCTI, and operated under a trilateral agreement by and among the Ministry of Communication of Turkmenistan, BCTI and us. However, when this agreement expired on December 21, 2010, the Ministry of Communication of Turkmenistan refused to prolong the agreement and suspended BCTI's telecommunications services license for one month. The suspension lapsed on January 21, 2010; however, the license remains suspended as of the date of this document. Similar actions in other countries where we operate could have a material adverse effect on results of our operations. See also "—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to transmit television channels or operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

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

        Due primarily to delays in the issuance of permits, approvals and authorizations by regulatory authorities, it is frequently not possible to procure all of the permits for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permits to operate and there can be delays in obtaining the final permits, approvals and authorizations for particular base stations or other communications facilities and other aspects of our networks.

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators' activity for up to 90 days. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

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

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, insider trading, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud and fiduciary duties of directors and officers remain underdeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

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

        While the Federal Law on Joint Stock Companies of December 26, 1995, (the "Joint Stock Companies Law") provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with such lawsuits. In 2009, new legislation was adopted which contemplates class action litigation. However, since the legislation is relatively new, Russian courts are not experienced in resolving such disputes and do not have a clear and consistent approach in regards to class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

        For example, from 2004 through December 31, 2008, we merged 25 of our wholly owned subsidiaries into MTS. Following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards. Also, on March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUR 1.96 million ($67,000 as of the date of repurchase). In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of the Comstar issued share capital were repurchased for RUR 4.8 billion ($161.3 million as of the date of repurchase).

        Our obligation to purchase shares in these circumstances, which is limited to 10% of the company's net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Strategic Foreign Investment Law imposes certain restrictions on us and our existing and potential foreign shareholders.

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

        On April 8, 2009, MTS and two of our subsidiaries, Dagtelecom LLC (Dagtelecom LLC has since been merged into MTS) and Sibintertelecom CJSC, were added to the register of companies occupying a dominant position on the market with a market share exceeding 25% for the purpose of the Strategic Foreign Investment Law.

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

        Additionally, President Dmitry Medvedev has recently called for the implementation of new rules to allow customers in Russia to retain their mobile phone numbers after switching their mobile operator and has asked the Ministry of Communications and Mass Media and the Prosecutor General's Office to review this issue. If new rules that mandate mobile number portability are introduced, they may have a material adverse effect on our financial condition and results of operation.

        Furthermore, potential regulatory changes that may be enacted in the future, such as the introduction of new rules regulating MVNOs, could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial condition and results of operations.

Our failure to comply with new personal data protection laws in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The Federal Law on Personal Data and certain regulations enacted thereunder require our information storage, processing and protection practices to be in compliance with the statutory standards, effective as of July 1, 2011. Additionally, various amendments to the current regulatory regime have been proposed by the State Duma, the Ministry of Communications and Mass Media, the Federal Service for Technical and Export Control, and the Federal Security Service, in order to increase regulatory oversight over data protection.

        As a result of these and other changes in personal data protection regulations, we are faced with significant technical, financial and managerial undertakings. For example, we are required to treat subscribers' personal data with the level of protection afforded to state secrets, obtain state certification of our installed information protection facilities from the Federal Service for Technical and Export Control and the Federal Security Service and ensure that our automated accounting systems do not have any undeclared capabilities. We are also now directly liable for the actions of third parties to whom we forward personal data for processing. Moreover, we must now make public our data protection policies, which currently comprise a trade secret, and which may increase the risk of data protection violations if revealed. Furthermore, the modernization of our information protection systems and the optimization and reengineering of our personal data processing systems will require us to incur significant expenses. At the same time, the new regulations contain significant ambiguity and in certain cases their implementation may be impossible on technical grounds, which may impede our ability to comply and creates the potential for Russian authorities to form differing views on compliance. It is expected that by the middle of 2012 current standards will be supplemented by government regulations which will detail these standards. However, although the regulations are only expected in 2012, the Federal Law on Personal Data applies to relevant data protection systems as of July 1, 2011.

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

        The Ukrainian Law on Telecommunications came into force on December 23, 2003 (certain articles became effective in 2004 and 2005). However, certain regulatory bodies established by the law were unable to duly exercise their regulatory functions for an extended period of time. For example, the NCRC was established in August 2004 by a Decree of the President of Ukraine. On January 1, 2005, it was vested with the powers of the central regulatory body in the sphere of communications by the Ukrainian Law on Telecommunications. The NCRC was considered formed and began to perform its regulatory activity in April 2005, when both the chairperson and its members were appointed as required by the Ukrainian Law on Telecommunications. However, in 2007 and 2008, the authority to appoint the NCRC chairperson and its members became the subject of a dispute between the President of Ukraine and the Cabinet of Ministers of Ukraine and the respective appointments were challenged in Ukrainian courts because of conflicting orders and regulations issued by the President of Ukraine and the Cabinet of Ministers. On October 8, 2008, the Constitutional Court of Ukraine passed a resolution pursuant to which the right of the Cabinet of Ministers to appoint the NCRC members and adopt its regulations was confirmed. On September 30, 2010, the Constitutional Court of Ukraine passed another decision which stated that members and the chairperson of the NCRC are to be appointed by the President of Ukraine.

        On November 23, 2011, the NCRC was dissolved and the Ukrainian government created the NCCIR. As a result of the NCRC dissolution, the State Inspection of Communications has similarly been dissolved and there are currently no provisions in the legislation that would provide for a similar regulatory body or for its authority. The authority granted to the NCCIR is largely similar to the authority that was afforded to the NCRC.

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

        The discussion below provides general information regarding Russian taxes and is not intended to be inclusive of all issues. Investors should seek advice from their own tax advisors as to these tax matters before investing in our shares and ADSs. See also "Item 10. Additional Information— E. Taxation."

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

        On October 12, 2006, the Plenum of the High Arbitrazh Court of the Russian Federation issued Resolution No. 53 formulating the concept of "unjustified tax benefit," which is described in the

Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

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

        On July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Additionally, according to amendments to the Tax Code of the Russian Federation, effective January 1, 2007, the three-year statute of limitations may be extended if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year terms. According to Presidium of High Arbitrazh Court Resolution #4134/11 of September 27, 2011, the statute of limitations for tax penalties is calculated starting from the day immediately following the expiration of the tax period when the violation was committed.

        On March 17, 2009, the Constitutional Court of the Russian Federation issued a decision preventing the Russian tax authorities from carrying out a subsequent tax audit of a tax period if, following the initial audit of such tax period, a court decision was made concerning a tax dispute between the relevant taxpayer and the relevant tax authority arising out of such tax period, and such decision has not been revised or discharged. The Constitutional Court of the Russian Federation then issued Decision # 138-O-P on January 28, 2010, which confirmed the above approach. Subsequently, the Presidium of High Arbitrazh Court held in several cases that under certain circumstances (in particular, when the case has not been considered in substance) a superior tax body is still entitled to conduct a tax audit with respect to re-opened tax periods and taxes already reviewed during the initial tax audit; however, the circumstances under which the audit is conducted should differ from the initial ones (# 14585/09 of March 16, 2010, # 17099/09 of May 25, 2010, # 7278/10 of October 20, 2010).

        There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and prospects.

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers which are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated group of taxpayers, the law also limits certain transactions within the group (e.g. corporate restructurings, etc.). Given the uncertainty regarding this law, we may not be able to benefit from this new legislation.

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

        Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities are increasingly taking a "substance and form" approach, which may cause additional tax exposures to arise in the future. Additional tax exposures could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In January 2008, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2005 and 2006. Based on the results of this audit, we were assessed with additional tax liability in the amount of 1,130.0 million rubles (approximately $38.5 million as of December 31, 2008), including taxes, fines and penalties. As of December 31, 2008, we paid to the tax authorities the full amount assessed. However, we also filed a petition with the Arbitrazh Court of the Moscow District seeking to invalidate part of the assessment in the amount of 1,026.1 million rubles (approximately $34.9 million as of December 31, 2008). In December 2008, the court ruled to partially invalidate the assessment in the amount of 981.5 million rubles (approximately $33.4 million as of December 31, 2008). This decision was upheld by higher courts, most recently by the Federal Arbitrazh Court of the Moscow District. The amount invalidated was used to set off subsequent tax liability.

        In 2009, the tax authorities completed a tax audit of our subsidiary, Sibintertelecom, in respect of the years ended December 31, 2006, 2007 and 2008. As a result of the audit, the tax authorities imposed additional tax liability in the amount of 174.5 million rubles (approximately $5.8 million as of December 31, 2009), including taxes, fines and penalties. Sibintertelecom filed a petition with the Arbitrazh Court of Moscow seeking to invalidate this assessment and in November 2010 the court ruled to invalidate the decision of the tax authorities. The court decision was further upheld by the Ninth Arbitrazh Appeal Court in February 2011. The tax authorities then appealed the latter decision to the Federal Arbitrazh Court of the Moscow District, which similarly upheld the decision.

        In 2010, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2008 and 2007. Based on the results of this audit, the tax authorities imposed an additional tax liability in the amount of 353.9 million rubles (approximately $11.6 million as of December 31, 2010), including taxes, fines and penalties. We appealed this assessment with the Federal Tax Service, which ruled to partially invalidate the assessment. We have filed a petition with a court in order to invalidate this tax assessment in full. The sitting of the court is set to commence on April 26, 2012.

        Recently, the tax authorities conducted a field tax audit of MGTS for the years 2007-2008. After consideration of company objections, additional tax liability in the amount of 258.1 million rubles (including taxes, fines and penalties) was imposed on February 9, 2012.

        See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

        Besides the new Tax Code, which came into force on January 1, 2011, Ukraine currently has a number of laws related to various taxes imposed by both central and regional authorities. Applicable taxes include value added tax ("VAT"), corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available.

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

        Furthermore, with the entry into force of the new Tax Code of Ukraine (the "TCU"), there is uncertainty in regards to tax accounting of payments for the use of computer software. As part of its business, MTS Ukraine purchases limited end-user rights for the use of computer software. Currently, there are no clear rules for the classification of the payments made by MTS Ukraine for these purchases. Under the TCU, these payments may be treated as payments for copyrights (royalties), as payments for intangible assets or as payments for fixed assets. Tax authorities of different levels have provided inconsistent tax clarifications on this matter. The tax rate applicable to these payments will vary according to their classification.

        Also, rules established by the TCU for recalculation of the input tax credit for non-current assets are unclear. As a result, the issue of how to recalculate the input tax credit for non-current assets purchased before January 1, 2011, remains unresolved. There are currently two contradictory clarifications from the tax authorities on this issue, but both do not comply with the existing law.

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

        Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict for taxpayers and investors. In practice, the Ukrainian tax authorities tend to interpret tax laws in an arbitrary way that rarely favors taxpayers.

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

Vaguely drafted Russian transfer pricing rules, and lack of reliable pricing information may impact our business and results of operations.

        Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all "controlled" transactions, provided that the transaction price differed from the market price by more than 20%. "Controlled" transactions included transactions with related parties, barter transactions, foreign trade transactions and transactions with significant price fluctuations (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions were established for operations with securities and derivatives. Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. These transfer pricing rules apply with respect to transactions that occurred before January 1, 2012.

        New transfer pricing rules became effective on January 1, 2012. The implementation of these new rules should help to align domestic rules with OECD principles. The new rules are expected to considerably toughen the previously effective law by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep in certain cases specific documentation. In addition, the amendments:

  •
  introduce the possibility for major taxpayers to enter into an advance pricing agreement with the tax authorities;

  •
  introduce the 'arm's length' principle as a fundamental principle of the Russian transfer pricing rules;

  •
  establish a new list of controlled transactions (which would cover cross-border transactions with certain commodities, cross-border transactions with related parties and tax haven residents, and certain intra-Russian transactions with related parties);

  •
  extend the list of related parties;

  •
  extend the list of transfer pricing methods (including the Transactional Net Margin Method and the Profit Split method) with the choice of method depending on the allocation of functions performed, risks assumed and assets used by the parties to a transaction (instead of a rigid priority of methods under prior legislation);

  •
  replace the existing permitted deviation threshold with the 'arm's length' range of market prices (profitability);

  •
  introduce double-side adjustments in relation to domestic transactions; and

  •
  introduce special transfer pricing audits by federal tax authorities and specific transfer pricing penalties (more severe that in case of other, non-transfer pricing related, tax assessments).

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations. Adoption of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities. In addition to the usual tax risks and tax burden imposed on Russian taxpayers, the uncertainties of the new transfer pricing rules complicate tax planning and related business decisions. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules. Uncertainty of the new rules may also require us to expend significant additional time and material resources for implementation of our internal compliance procedures. Tax authorities could impose additional tax liability as well as penalties on the underpaid tax in case the prices or profitability are outside the market range and if the required transfer pricing documentation has not been prepared.

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

New Russian legislation will require the disclosure of beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote and/or receive dividends

        Pursuant to recently enacted legislation, starting 1 January 2013, depositaries, and as a result, ADS holders, will not be able to vote or receive dividends in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information will include the identity of the ultimate owner of the ADSs and the number of shares attributable to each ADS holder. The exact scope of the required disclosure and procedures involved are not fully described in the new legislation, and can be further clarified in regulations to be issued by the FSFM.

        Moreover, even if an ADS holder chooses to provide the required information, there may be no assurance that the depositary will be successful in collecting and providing this information to the issuer on a timely basis or at all, since the process of obtaining this information is untested and could be technically complicated. In particular, the ADS ownership chains are typically multi-layered and involve, among others, global clearing systems and institutional participants in such clearing systems. Since similar data collection processes have not been widely used to date, and due to the multitude of parties involved, it is possible that technical or procedural complications will make it difficult to obtain and provide all the necessary information to the issuer on a timely basis, if at all. As a result, in case you fail to disclose your ownership or the disclosed details are not provided by the depositary to us in a timely fashion, you may be unable to vote the ADSs and/or receive dividends.

        Furthermore, the new legislation stipulates that starting from 1 July 2012:

  •
  issuers must collate, at least quarterly, lists of ADS holders, and depositaries must facilitate the collection of the relevant information and provision thereof to issuers; and

  •
  the FSFM, Russian courts, pretrial investigation agencies and internal affairs authorities may request such lists of DR holders from the issuers.

        In case of non-compliance with the above requirements, the FSFM may suspend, or impose limitations on, transactions with securities held in the relevant accounts of Russian custodians for a period of up to six months. As a result, the shares underlying the ADSs may be blocked and it may be impossible to deposit or withdraw the shares into or from the depositary program during this period. Moreover, the depositary may be subject to administrative fines in case of non-compliance.

        In addition, the new legislation envisages the accreditation of a central depositary, which will be selected by the FSFM among the existing Russian depositaries. Within one year from the accreditation of the central depositary, only entities maintaining an account with this central depositary will be able to serve as custodians for shares underlying all depositary programs of Russian issuers. Accordingly, the compliance of our ADS program with this new legislation will depend on the ability of our custodian to timely adapt to the new regulation and open the requisite accounts.

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

        According to recently enacted Russian legislation, within one year of the accreditation of the central depositary, shares underlying the ADSs will need to be moved to a special nominee account for the depositary. Starting January 1, 2013, Shares that are moved to such an account will no longer be subject to seizure or arrest in case of a lawsuit against the depositary. See also "—New Russian legislation will require the disclosure of beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote and/or receive dividends."

The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. The closing price of our ADSs on the New York Stock Exchange ranged from a low of $18.60 to a high of $54.54 per ADS in 2009, a low of $17.84 to a high of $23.55 per ADS in 2010 and a low of $11.41 to a high of $21.86 per ADS in 2011. On May 3, 2010, the ADS to ordinary share ratio was changed from five ordinary share for one ADS to two ordinary shares for one ADS.

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. This tax may potentially be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States—Russia income tax treaty") provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States—Russia income tax treaty. See also "Item 10. Additional Information—E. Taxation" for additional information.

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

        The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law does not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares or other similar criteria.

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

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

        According to recently enacted legislation, a central depositary may be established in the near future. It is yet unclear how this legislation will be implemented, when the central depositary will be established and how this will affect us. See also "—New Russian legislation will require the disclosure of beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote and/or receive dividends."

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

Because no standard definition of a subscriber, average monthly service revenue per user ("ARPU"), average monthly usage per user ("MOU") or churn exists in the telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

        The methodology for calculating subscriber numbers, ARPU, MOU and churn varies substantially in the telecommunications industry, resulting in variances in reported numbers from that which would result from the use of a uniform methodology. Therefore, comparisons of certain operating data between different telecommunications companies may be difficult to draw.

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC ("MTS CJSC") our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 50.8% of our share capital (52.8% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange (the "NYSE") under the symbol "MBT." Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares of our common stock.

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. Pursuant to the tender conditions, we formed a company in Belarus, MTS Belarus, and contributed approximately $2.5 million in exchange for 49% of the share capital of the company (the other 51% of which is held by a state-owned enterprise). According to the tender conditions we also paid a lump sum of $10.0 million to the government of Belarus, MTS Belarus made a one-time payment of $5.0 million (which was funded by a $5.0 million loan from us) and we paid a total of $6.0 million to the government of Belarus from 2003 through 2007. On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements. MTS Belarus operates under a license to carry out telecommunications activities issued by the Ministry for Communications and Information Technology of the Republic of Belarus, valid until April 30, 2012. We expect the license will be renewed in due course. The State Property Committee of Belarus is expected to conduct a public tender in 2012 to privatize a 51% ownership interest in MTS Belarus. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

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

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we have since ceased providing mobile telecommunications services in Turkmenistan and are in the process of resolving the disagreement with the relevant authorities in that country. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."

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

        Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreement.

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% in December 2009 and to 70.97% in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us, which was completed on April 1, 2011. As a result, Comstar ceased to exist as a separate legal entity and we became the legal successor of Comstar in respect of all its rights and obligations.

        As we and Comstar were under the common control of Sistema, our acquisition of a majority stake in Comstar has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if Comstar had been owned since the beginning of the earliest period presented. As a result, Comstar and its assets have been recorded at book value as if the businesses and assets of Comstar had been owned by us since the beginning of the financial periods presented in this document. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        Prior to April 1, 2011, Comstar operated in both the alternative and traditional fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. After April 1, 2011, we continued, and still continue to provide these services. Among our subsidiaries is MGTS, Moscow's incumbent fixed line operator with "last mile" access (the final phase of delivering connectivity from a communications provider to a customer) to approximately 96% of the households in Moscow. We believe the merger of Comstar into us provides us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator.

        In 2011, we completed the re-branding of Comstar with our main MTS brand. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Difficulties integrating the operations of Comstar with our existing operations may prevent us from achieving the expected benefits from the acquisition."

Capital Expenditures

        We spent in total $2,584.5 million in 2011 for network development in Russia and the other countries where we operate, which included $2,239.8 million in cash expenditures on property, plant and equipment, and $344.7 million for the purchase of intangible assets. We expect to spend approximately $2,494.5 million (USD amount at exchange rate on December 31, 2011) in 2012 for our current operations, including for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our 3G and broadband Internet networks. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing activities. The actual amount of our capital expenditures for 2012 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2012 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2011 by country is set forth below. For the first quarter of 2012 and continuing into the second quarter, our principal capital expenditures have related and continue to relate to the build-out of our 3G network and other expenditures related to the maintenance and expansion of our GSM network which we have financed through operating cash flows.

        Excluding our acquisition of Comstar and certain other subsidiaries from our related parties, we spent $270.5 million, $195.1 million and $219.5 million in 2009, 2010 and 2011, respectively, for acquisitions of subsidiaries, net of cash acquired. We additionally spent $1,322.3 million for the acquisition of a 50.91% stake in Comstar, additional consideration in the form of cash and MTS common shares for the acquisition of an 11.06% ownership stake in Comstar in December 2009, as well as RUB8.3 billion ($271.9 million as of October 6, 2010) for the acquisition of an additional 9% in Comstar through a voluntary tender offer in September 2010.

        Furthermore, on December 23, 2010, an extraordinary general meeting of the MTS' shareholders approved the merger of Comstar-UTS into MTS OJSC. We redeemed Comstar-UTS shares held and put by non-controlling interest shareholders within the limit set forth by Russian law at a specified price. The consideration paid to Comstar-UTS shareholders in the first quarter of 2011 totaled $168.5 million.

        In December 2011, we acquired 29% of the ordinary shares of MGTS from Sistema for RUB10.56 billion ($336.3 million as of exchange rate on December 1, 2011). In addition, we assumed debt in the amount of RUB10.41 billion ($331.5 million as of exchange rate on December 1, 2011) due and payable by the end of 2011. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and Note 3 to our audited consolidated financial statements.

Russia

        We spent $2,242.3 million in 2011 for network development in Russia, including $1,995.4 million in cash expenditures on property, plant and equipment, and $246.9 million for the purchase of intangible assets.

Ukraine

        We spent $148.0 million in 2011 for network development in Ukraine, including $98.1 million in cash expenditures on property, plant and equipment, and $49.9 million for the purchase of intangible assets.

Uzbekistan

        We spent $145.7 million in 2011 for network development in Uzbekistan, including $108.6 million in cash expenditures on property, plant and equipment, and $37.1 million for the purchase of intangible assets.

Armenia

        We spent $45.0 million in 2011 for network development in Armenia, including $34.7 million in cash expenditures on property, plant and equipment, and $10.3 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent $35.5 million in 2011 for network development in Belarus, including $26.8 million in cash expenditures on property, plant and equipment, and $8.7 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as MTS Belarus' results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan and Armenia and the second largest in Ukraine in terms of mobile subscribers.

        As of December 31, 2011, we had a mobile subscriber base of approximately 101.14 million (approximately 69.95 million in Russia, 19.51 million in Ukraine, 9.30 million in Uzbekistan, and 2.38 million in Armenia), which is a decrease of 2.41% compared to December 31, 2010. We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share as of December 31, 2011, according to Direct INFO.

        However, see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" regarding the recent suspension of our primary operating license in Turkmenistan.

        Our revenues for the year ended December 31, 2011, were $12,319 million, an increase of 9.1% from the year ended December 31, 2010. Our net income for the year ended December 31, 2011, was $1,568 million, an increase of 1.2% from the year ended December 31, 2010.

        Russia is our principal market, both in terms of subscribers and revenues. For the years ended December 31, 2009, 2010 and 2011, approximately 81%, 83%, and 86% of our revenues came from operations in Russia; approximately 11%, 9%, and 9% of our revenues came from operations in Ukraine; and approximately 8%, 8%, and 5% of our revenues came from operations in our other countries, respectively.

        At December 31, 2011, approximately 69% of our mobile subscriber base was in Russia and approximately 19% was in Ukraine. According to AC&M-Consulting, we had a 30.73% and 35.8% market share of total mobile subscribers in Russia and Ukraine, at December 31, 2011, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in thousands)
2007	82.0
2008	91.3
2009	97.8
2010	103.3
2011	101.1	(2)

(1)
Excludes MTS Belarus subscribers. We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid brand tariffs) or whose account does not have a negative balance for more than this period.
(2)
Excludes Turkmenistan subscribers.

        Our consolidated mobile subscriber base decreased insignificantly in 2012. Specifically, according to our estimates at April 1, 2012, we had approximately 100.5 million subscribers, including approximately 69.4 million in Russia, 19.4 million in Ukraine, 9.45 million in Uzbekistan and 2.2 million in Armenia.

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country since that date. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."

        According to AC&M-Consulting, overall mobile cellular penetration in Russia was approximately 156.8% at December 31, 2011, which was an increase from 151.0% at December 31, 2010. Mobile cellular penetration in Ukraine was approximately 117.6% at December 31, 2011, which was a decrease from 118.1% at December 31, 2010, according to AC&M-Consulting. According to our estimates, mobile cellular penetration in Uzbekistan and Armenia was approximately 82.2% and 116.4% at December 31, 2011, respectively, as compared to approximately 73.3% and 115.5% at December 31, 2010, respectively.

        As of December 31, 2011, we had mobile licenses to operate and commercial mobile operations for the entire territory of Russia with a population of approximately 143 million people, for the entire territory of Ukraine with a population of approximately 46 million people, for the entire territory of Uzbekistan with a population of approximately 28 million people and for the entire territory of Armenia with a population of approximately 3 million people. Prior to December 21, 2010 when we suspended our operations in Turkmenistan, we had mobile licenses to operate and commercial mobile operations for the entire territory of Turkmenistan with a population of approximately 5 million people. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        MTS Belarus had approximately 4.93 million subscribers and a leading market share of 43% at December 31, 2011, according to our estimates. At December 31, 2010, according to our estimates, MTS Belarus had approximately 4.72 million subscribers and a leading market share of 45.1%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 121% at December 31, 2011, according to our estimates.

        In 2009, 2010 and 2011, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our new "3i" strategy set out in more detail below. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading integrated fixed line services provider in Russia.

        We also continued to aggressively develop our proprietary sales and distribution network organically. We additionally focused on the development of online platforms and content, launching Omlet.ru in September 2009. Omlet.ru is an online and mobile content portal offering a large selection of videos, music and games for sale and a high degree of interoperability between mobile devices and computers as well as network flexibility (e.g., EDGE and 3G).

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

Current Operations

        We are a provider of mobile cellular communications services in Russia, Ukraine, Uzbekistan and Armenia. Prior to the suspension of BCTI's primary operating license on December 21, 2010, by the Ministry of Communication of Turkmenistan, we also provided mobile cellular communications services for the entire territory of Turkmenistan. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

        As of December 31, 2011, we had bilateral roaming contracts with 711 wireless operators in 228 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2011, in addition to our network coverage area in 82 of the 83 regions of Russia, GSM service was available to our subscribers in the Penza region of Russia where we operated through our roaming agreements with 11 regional operators. On April 19, 2011, we won a public tender held by the State Radio Frequencies Commission and obtained radio frequencies which allows us to provide GSM services in the Penza region, where we did not previously have a GSM license. We plan to start the construction of a GSM network in the Penza region in 2012. As a result, we are now able to expand our GSM network coverage throughout the entire territory of Russia.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

•

Blackberry

•

Call Divert/Forwarding

•

Caller ID Display and
anti-Caller ID Display

•

Conference Calling

•

Wi-Fi

•

Location-Based Service ("LBS")

•

General Packet Radio Service
("GPRS")

•

Intelligent call assistant

•

APN remote access point

•

Fixed Mobile Convergence

•

EDGE

•

E-shop

•

Call Barring

•

SMS

•

Mobile Office

•

Voicemail

•

Mobile banking

•

Wireless Application Protocol
("WAP")

•

MTS-Connect

•

SIM-browser

•

Point-to-point transfer

•

Unstructured Supplementary Services Data ("USSD")

•

High-Speed Downlink Packet
Access ("HSDPA")

•

Mobile TV

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

        In 2005, we launched EDGE services in the Moscow metropolitan area. Further, we extended our data transmission network to expand EDGE services to cover the most developed markets where we operate. EDGE is a high-speed, high-quality data transfer technology capable of transmitting streamline video and TV programs onto mobile phones. At present, EDGE services are available to our subscribers in Russia, Ukraine, Armenia, Uzbekistan and Belarus. Prior to the suspension of BCTI's primary operating license on December 21, 2010, we also provided our subscribers in Turkmenistan with EDGE services. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."

        We also offer the MTS-Connect service, which allows our subscribers to get mobile Internet access through a GPRS/EDGE/3G/HSDPA/HSPA ("High Speed Packet Access") connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 181 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in September 2005 to offer BlackBerry services to our subscribers and were the first mobile operator to offer BlackBerry services in the CIS. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and to corporate users in Russia in June 2008. In addition to corporate users, we also provide BlackBerry services to individual subscribers in Ukraine and in Moscow and the Moscow region in Russia. In May 2009, we launched Blackberry Internet Service in Moscow and the Moscow region, and in October 2009, we launched commercial operations of BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS") in 39 regions of Russia, and expanded such services to 81 regions by the end of 2011.

3G Technology

        The key benefit of a 3G network based on R99/HSDPA/HSPA technologies is the ability to provide subscribers with faster data download and upload speeds with top download capacity using HSPA technology up to 21 Mbit per second in Russia and Armenia. This is over 50 times faster than the currently available 2G EDGE technology.

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. We currently have commercial 3G networks launched in all regions of Russia.

        In May 2009, we, along with Vimpelcom OJSC ("Vimpelcom") and MegaFon OJSC ("MegaFon"), were allocated 3G/UMTS frequencies to begin testing our 3G network in Moscow and the Moscow region. Starting from May 2009, we were allowed to launch our 3G network inside buildings and other indoor structures in Moscow as well as in the Moscow metro. As of December 31, 2011, our 3G indoor network operates in 96 trade and business centers in Moscow and in various metro stations. We also provide 3G services to various large companies within Moscow.

        In December 2009, we obtained a permit to install 783 base stations in the UMTS standard in Moscow and commercially launched our 3G network in Moscow. Our 3G network uses 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies and complements our existing GSM network. By the end of 2011, we installed 21,670 3G base stations throughout Russia. In order to expand our coverage in the Moscow region's countryside, we launched a 3G network in the 900 MHz frequency band.

        In 2010, we began to implement an upgraded version of the HSPA technology known as HSPA+. This technology allows us to provide our subscribers with faster data transmission speeds. We have launched HSPA+ technology in Moscow which supports 42 Mbit per second data transmission speed.

        In 2011, we began to develop a 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. They allow for strong signal performance even in areas where MTS cellular coverage is limited or unavailable. A femtocell network also provides for high speed of data upload and download. In 2011, we installed 66 femtocells in Moscow and 60 femtocells in Saint-Petersburg.

        In July 2006, MTS Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007 and currently offer high-speed mobile Internet access to our subscribers.

        In Uzbekistan, the Communications and Information Agency of Uzbekistan allocated a 3G/UMTS license to us in April 2007. The license is valid through 2016 and covers the entire territory of the country. In December 2008, we commercially launched our 3G network in Uzbekistan's two largest cities, Tashkent and Samarkand, followed by the launch in three additional cities—Urgench, Khiva and Bukhara—in January 2009. In 2011, we completed our 3G network expansion into all regional centers of Uzbekistan. We plan to further develop our 3G network in Uzbekistan in 2012.

        In January 2010, the Communications and Information Agency of Uzbekistan granted us an LTE license covering Uzbekistan. In July 2010, we started to construct a 4G network based on the LTE technology in Uzbekistan. Currently, the 4G network is accessible only in the central part of Tashkent; however, we plan to expand it in the future to cover all of Uzbekistan.

        In Armenia, our subsidiary K-Telecom is licensed to offer 3G services in the UMTS standard throughout Armenia pursuant to its wireless services license. In October 2007, K-Telecom was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2010, we further expanded our 3G network to cover all towns and villages with a population of more than 2,000 people, and, as a result, our 3G outdoor coverage currently covers more than 91% of inhabited areas. In 2011, K-Telecom started to provide telecommunications services based on HSPA+ technology in Yerevan, Guymri and Vanadzor. We plan to extend HSPA+ technology to all regions of the country.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. We plan to start providing LTE services in Guymri and Vanadzor in 2012.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management ("CRM") practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

Sales and Marketing

Target Customers

        Our target customers historically included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, with mobile cellular penetration in these segments becoming saturated, we began to more aggressively promote our mobile cellular services to a much wider group of the population. Over time, we adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments. As part of our business, we provide a wide range of products and services to these customer segments.

        To promote subscriber loyalty, we offer discounts with respect to our tariff plans for customers willing to enter into extended contracts with us. This strategy also helps to mitigate churn rates among our subscribers in a highly competitive market.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Uzbekistan and Armenia;

  •
  information advertising and promotion to inform potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

  •
  product and tariff related advertising and promotion for specific marketing campaigns, new tariff plans for various target audiences and pricing discounts.

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

        In 2010, we made enhancements to the MTS Bonus loyalty program, including better opportunities for participants both in terms of points accumulation and points exchange. The MTS Bonus loyalty program is aimed at retaining subscribers within the MTS network and stimulating their further use of our mobile services. It is also designed to enhance brand loyalty and create overall positive brand perception. In April 2010, we signed an agreement with Sberbank, one of the leading Russian banks, to launch co-branded credit cards. The holders of such credit cards receive MTS Bonus program points when they make payments using the credit card. The bonus points can be used to pay for our services, make purchases in MTS-branded stores and pay for other goods and services with a co-branded MTS credit card.

        In 2011, we took several steps to increase our subscribers' loyalty with successful enhancements to the MTS Bonus loyalty program, such as the launch of the advertising campaign "Which MTS Bonus prize is yours?" and the creation of the financial product "MTS Dengi." The main purpose of the advertising campaign was to inform our customers that they can obtain various gifts in exchange for accumulated bonus points. We also promoted the use of the "MTS Dengi" credit card, as it allows customers to receive more bonus points.

        In addition to further promoting the MTS Bonus loyalty program, we undertook the following initiatives in 2011:

  •
  New Plan

    In 2011, we introduced the "Super MTS" tariff plan. This is our "flagship" tariff plan which is aimed at mass-market subscribers. Super MTS, developed from the Super Zero tariff plan, was our main sales-driving offer of 2011. In addition, we continued to implement our long-term strategy of developing data offers to customers. We focused on offers for mobile internet users as well as for those customers who prefer internet access from computer or tablet devices. For more detailed information, see "—Tariffs."

  •
  Roaming

    During 2011 we launched an advertising campaign aimed at promoting our roaming offers and changing the commonly-held perception that roaming services are overpriced. The campaign publicized the special offer, "Everywhere like home," which allows for unlimited incoming calls while travelling in Russia. It also publicized the offer, "Zero without borders," which allows for limited incoming calls while travelling abroad.

  •
  Fixed

    In 2011, we presented the "Twenty percent back" program as a part of our triple-play products promotion campaign. As part of the program, we offered to give back to mobile subscribers 20% of their monthly payments for 3G Internet, broadband or TV services. The amounts returned to the mobile subscribers' accounts can then be used to purchase other telecommunications services provided by us. The "Twenty percent back" program was promoted online, over television and radio. We also promoted our fixed line services, such as broadband and cable TV, on the regional level with the use of special offers.

  •
  Business-to-business offers

    In 2011, we launched several offers for small and medium-sized companies. We introduced new SIM-chips that enable companies to monitor and manage technological equipment in difficult climatic conditions. In 2011, we also advertised two new tariff plans: "Ready office" and "United business." "Ready office" is the first tariff plan on the market that enables companies to customize tariff rates and conditions for each individual employee. "United business" is the first tariff plan developed for businesses which operate in multiple regions.

  •
  Handsets sales offers

    During 2011, we continued reinforcing our image as a leading retailer of mobile devices, including MTS branded phones and phones of other vendors. We significantly increased the range of offered MTS branded phones. In partnership with Google we developed an advertising campaign to promote MTS 916—the first MTS branded smartphone based on the Android platform. We also introduced the MTS 1055 tablet and two other smartphones based on the Anrdoid platform, MTS 950 and MTS 955. In addition, we launched several low-cost non-smartphone models during 2011. During 2011, we continued active collaboration with key vendors. Throughout the year we launched joint advertising campaigns with Nokia, HTC, Apple and Samsung to promote offers of new smartphones.

Renewed Brand

        In December 2008, we reached an agreement with Sistema Shyam TeleServices Limited ("Sistema Shyam") allowing Sistema Shyam to use the MTS brand in India. Sistema is the majority shareholder of Sistema Shyam with an ownership stake of 56.68%. Under the terms of the agreement, Sistema Shyam has had the right to use the MTS brand in India since March 2009, while we started receiving royalties of 0.16% of Sistema Shyam's revenues. The agreement is limited to Sistema Shyam using the MTS brand in India and does not contemplate our participation in Sistema Shyam's operations. The terms also stipulate that we will act as the brand guardian to ensure brand usage and marketing communications adhere to our brand guidelines.

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

        In furtherance of our effort to integrate Comstar within our group, develop and offer integrated communications services and create a unified platform for subscribers, we completed the process of re-branding Comstar with our main MTS brand. Specifically, we carry out advertising campaigns aimed at promoting each of our mobile network, fixed TV and Internet broadband services under the MTS brand name across all media channels.

        In February 2012, MBRD Bank, a subsidiary of Sistema, announced a change of its name to MTS Bank OJSC ("MTS Bank"), having agreed to use the MTS brand owned by us as a basis for further development.

Global recognition

        In May 2011, MTS was ranked 80 in the BRANDZ™ Top 100 Most Powerful Brands, an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world in 2008 and remain the highest-ranked brand in Russia. In December 2010, MTS was named the Best Russian Brand 2010, according to Interbrand, an international brand consulting agency.

Sales and Distribution

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. However, according to press reports, the financial downturn and tightening of the credit markets resulted in virtually all of the large national and regional mobile handset retailers in Russia facing liquidity issues or being on the verge of bankruptcy. In addition, as of April 1, 2009, we ceased working with Euroset, the largest mobile handset retailer in Russia, following Vimpelcom's indirect acquisition of a 49.9% stake. As a result of these factors, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continued to drop in 2009. In the second half of 2010, we focused on improving our cooperation with certain of the large national and regional mobile handset retailers such as AltTelekom. In addition, we restored our cooperation and resumed working with Euroset in November 2010. We intend to continue developing a diversified range of distribution channels by entering into cooperation agreements with major national retailers of electronics and household appliances. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

        In 2009, we changed the structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of several national and regional retail chains. Over the course of 2009, we acquired 100% of handset retailer Telefon.Ru, which at the date of acquisition operated 512 stores in 180 cities in Russia; 100% of the Eldorado handset retail chain, which operated 383 stores in 153 cities in Russia; and 100% of handset retailer Teleforum, which operated 180 stores in St. Petersburg and several other regions of Russia.

        In addition, in March 2009, we entered into a three-year executive services agreement with the majority shareholder of the Svyaznoy group of companies, which operates a nationwide dealer network in Russia. Under the agreement, the Svyaznoy shareholder provides operational and strategic consultancy services to us, as well as procures that certain managers from the Svyaznoy group, as set forth in the agreement, cease to be employed by the Svyaznoy group and become our full time employees. The contract terminated in 2011 and former managers of Svyaznoy ceased to be our employees.

        In addition, we organized our retail operations under a wholly owned subsidiary, Russian Telephone Company ("RTC"). RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also endeavors to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations.

        In 2011, we continued to implement our strategy in retail operations by significantly expanding our proprietary sales and distribution network organically. The number of MTS retail outlets (including our partners, operating under the MTS brand), increased in 2011 by 17% as compared to 2010.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2010, our proprietary distribution network in Russia consisted of 3,539 points-of-sale, including 1,206 franchise points-of-sale and 2,333 points-of-sale owned by us.

        In 2011, we have been focusing on the further development of our proprietary network in Russia. As of December 31, 2011, we operated 4,146 points-of-sale, including 1,686 franchise points-of-sale and 2,460 points-of-sale owned by us.

        Of the retail outlets acquired by us, 411 were re-branded as MTS monobrand outlets in 2010, and 308 outlets in 2011.

        As a result of our strategy, the number of subscribers in Russia who were enrolled directly by us increased by 16% during the year ended December 31, 2011, as compared to the year ended December 31, 2010. In 2011, the share of subscribers enrolled through our own distribution network reached 35%.

        Our proprietary distribution network outside of Russia as of December 31, 2011, consisted of 41 points-of-sale in Ukraine, 26 points-of-sale in Uzbekistan and 99 points-of-sale in Armenia.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 100 and RUB 2,800 ($3 and $87) per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and status of the specific dealer. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for postpaid tariffs consist of one-time commissions of $5 and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period of 12 months. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months, and is the lesser amount of 50% of the subscriber's monthly invoice and $10.6. We also pay monthly dealer commissions of $15 for high quality, long-term subscribers, as well as a lump sum amount of between $156 and $3,150 to exclusive dealers who sell exclusively MTS Ukraine subscriptions. For CDMA subscriptions, we typically pay dealers a one-time fee of $5 upon subscriber activation, as well as monthly payments up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2011, overall wireless penetration in Russia was approximately 156.8%, or approximately 227.6 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 212.1% and 215.6%, respectively, as of December 31, 2011, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 146.0% as of December 31, 2011, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2007	2008	2009	2010	2011
	(amounts in millions, except for percentages)
Subscribers(1)	172.9	187.8	207.9	219.2	227.6
Subscriber penetration	119%	129%	143%	151%	157%

Source:
AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 38.6% and 36.2% of subscribers in Moscow, 31.0% and 28.0% of subscribers in St. Petersburg and 32.6% and 30.7% of total Russian subscribers as of December 31, 2010 and 2011, respectively. We believe that the decrease in our market share in Russia, particularly in Moscow, is the result of our effort to restructure our subscriber base to minimize the number of subscribers who have a positive balance but are infrequent users of our mobile services. We believe that this restructuring will increase the overall rate of usage and ultimately have a positive influence on average revenue per user in the future.

        The primary mobile competitors in Russia include us, MegaFon and Vimpelcom, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2009, 2010 and 2011:

	As of December 31,
Operator	2009	2010	2011
	(amounts in millions)
MTS	69.3	71.4	70.0
MegaFon	50.2	56.6	61.6
Vimpelcom	50.9	52.0	57.2
Others	37.5	39.3	38.8

Source: AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800/UMTS (3G) licenses to operate in all 83 regions of the Russian Federation. According to AC&M-Consulting, MegaFon had a subscriber base of approximately 61.6 million subscribers in Russia as of December 31, 2011, including 9.4 million subscribers in the Moscow license area. At December 31, 2011, according to AC&M-Consulting, MegaFon had a 26.1% market share in Moscow, a 34.0% market share in St. Petersburg and a 27.1% market share of total wireless subscribers in Russia.

        Vimpelcom.    In addition to MegaFon, we also compete with Vimpelcom, which is the third largest GSM 900/1800/UMTS (3G) wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, it had a subscriber base of approximately 57.2 million in Russia at December 31, 2010, including 12.9 million subscribers in the Moscow license area. At December 31,

2011, according to AC&M-Consulting, Vimpelcom had a 35.7% market share in Moscow, a 20.0% market share in St. Petersburg and a 25.1% market share of total wireless subscribers in Russia.

        Other Operators.    In addition to our principal competitors, MegaFon and Vimpelcom, we also compete with local GSM operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 20.6 million subscribers as of December 31, 2011. Also, we compete with Rostelecom (through its subsidiaries CenterTelecom, SibirTelecom, Dalsvyaz, Uralsvyazinform, Volga Telecom, North-West Telecom, Southern Telecommunications Company and Dagsvyazinform), which had approximately 12.6 million customers as of December 31, 2011.

The Ukrainian wireless telecommunications market

        From 2003 to 2007, the Ukrainian wireless telecommunications market enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP (calling party pays) billing arrangements and the launch of the Beeline brand in Ukraine in April 2006 by Ukrainian RadioSystems ("URS"), a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS Ukraine and Kyivstar who share 82% of the market, with 36% and 46%, respectively, as of December 31, 2011, according to AC&M-Consulting. The competitive environment in Ukraine changed after Vimpelcom Ltd., a Bermuda holding company, completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd. currently controls both Kyivstar and URS. Consequently, in October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management.

        Astelit, another competitor operating in Ukraine, is continuing its campaign of aggressive pricing in the market. In response to the increasingly competitive operating environment, MTS Ukraine continued to focus on developing and marketing its network quality and coverage while improving the quality of its subscriber base and increasing usage levels to stimulate improved subscriber loyalty. As a result, overall minutes of use per subscriber increased more than 15% during 2010 and more than 10% during 2011, offsetting a decline in average price per minute.

        Overall wireless penetration in Ukraine in 2011 increased to 117.6%, or approximately 51.0 million subscribers, as compared to 113.0%, or approximately 48.7 million subscribers, in 2010, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

Operator	December 31, 2009		December 31, 2010		December 31, 2011
	(amounts in millions)
Kyivstar	22.0		24.4	(1)	24.8
MTS Ukraine	17.6	(2)	18.2	(2)	19.5	(2)
Astelit	7.8	(3)	6.1	(3)	7.0	(3)
URS (Vimpelcom)(1)	2.0

(1)
In October 2010, Kyivstar and URS each announced that they started integrating their operating activities in Ukraine. The number of subscribers of Kyivstar has been adjusted to reflect this integration.

(2)
Number indicates our GSM subscribers. As of December 31, 2011, also includes our CDMA subscribers, which reached 0.3 million.

(3)
Number of three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data and operators official financial and operational reports.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 24.8 million subscribers as of December 31, 2011. Kyivstar offers wireless services using GSM 900/1800 technologies. Kyivstar is also licensed to provide fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." FTTB technology allows provision of services using a fiber-optic cable. Astelit is owned by Turkcell and 13.2% of Turkcell is owned by Alfa Group. Astelit offers services in GSM 900/1800 standards under the "life:)" brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band, in November 2007. In 2010 we started to offer prepaid CDMA tariffs. Our CDMA business in Ukraine faces competition from other operators, including Intertelecom, People.net, CDMA Ukraine, Utel (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators

        In December 2011, MTS in cooperation with Comstar Ukraine began to provide fixed line services using FTTB technology, including Internet Protocol Television ("IPTV), under the brand "Home MTS Connect."

The Uzbekistan wireless telecommunications market

        The Uzbekistan wireless telecommunications market is characterized by increasing penetration rates. In 2011, overall wireless penetration in Uzbekistan increased from approximately 73.3% in 2010 to 82.2% in 2011, or by approximately 2.9 million subscribers, according to our estimates and data from the websites of Vimpelcom and TeliaSonera.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Uzbekistan and our competitors in Uzbekistan:

Operator	December 31, 2009	December 31, 2010	December 31, 2011
	(amounts in millions)
MTS-Uzbekistan(1)	7.1	8.8	9.3
Unitel (Vimpelcom)(2)	3.5	4.8	6.4
Ucell (Coscom)(3)	5.1	6.8	7.7
Others(1)	0.3	0.3	0.3

(1)
Subscriber information based on our estimates.

(2)
Subscriber information based on Vimpelcom's estimates.

(3)
Subscriber information based on TeliSonera's estimates.

        MTS-Uzbekistan offers wireless services in Uzbekistan using GSM, UMTS and LTE (4G) technologies. As of December 31, 2011, it had approximately 9.3 million subscribers and a 39.2% market share according to our estimates. In Uzbekistan, we compete primarily with Ucell (Coscom), a GSM operator beneficially owned by TeliaSonera with approximately 7.69 million subscribers and a 32.4% market share as of December 31, 2011. We also compete with Beeline (Unitel), a GSM and UMTS operator owned by Vimpelcom with approximately 6.36 million subscribers and a 26.8% market share as of December 31, 2011 (according to our estimates).

The Armenian wireless telecommunications market

        As of December 31, 2011, overall wireless penetration in Armenia was approximately 116.4%, or approximately 3.723 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

Operator	December 31, 2009	December 31, 2010	December 31, 2011
	(amounts in millions)
VivaCell-MTS	2.1	2.5	2.4
ArmenTel (Vimpelcom)	0.5	0.7	0.8
Orange (France Telecom)	0.1	0.6	0.6

Source: Subscriber information based on our estimates.

        As of December 31, 2011, VivaCell-MTS had approximately 2,378 million subscribers and a 63.86% market share, according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008.

Tariffs

        We customize our marketing efforts and pricing policies in each region of Russia and our other countries of operation by considering such factors as average income levels, the competitive environment and subscriber needs, all of which vary from region to region. Consistent with our marketing strategy, we have developed tariff plans to appeal to a broader market. The following table shows the mix between prepaid and other subscribers, such as contract and corporate customers, for Russia and Ukraine for the periods indicated:

	At December 31,
	2009	2010	2011
Russia
Prepaid	79%	81%	77%
Contract and corporate	21%	19%	23%
Ukraine
Prepaid	92%	92%	92%
Other	8%	8%	8%

        We are actively seeking to migrate our customers from advance payment plans to credit payment plans in an effort to stimulate ARPU and reduce churn. We endeavor to mitigate the risk of bad debt through the implementation of credit scoring algorithms that assess and help manage the risk of potential bad debt.

        We currently have a unified system of tariff plans offered to subscribers throughout Russia. The unified system is aimed at achieving such benefits as clarity, simplicity and transparency for prospective subscribers by offering the same set of tariff categories throughout Russia. Under each tariff category, we offer different tariff plans with different connection fees, per minute call charges and a wide range of value-added services. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2011.

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

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. For example, we offer a tariff plan, "Red Energy", geared towards students and youth that allows subscribers to elect on-demand additional unlimited on-net, SMS and data options that are charged on a daily basis. We also offer a family-oriented tariff plan, Super MTS, which allows family members to make up to 60 minutes of calls per day within the network for free (on condition that customers top up their account for a specified amount). The Super MTS tariff plan was launched instead of the Super Zero tariff plan in the fourth quarter of 2011 as part of our "zero territory" evolution (our development of tariff plans with at least one included free option). The Super MTS tariff plan varies depending on the region of the customer and it is a tariff plan which we believe will remain a competitive tariff plan over a long period of time. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. There are at least three prepaid plans available in each of the Russian regions where we operate. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Maxi:  "Maxi" tariff plans are geared toward moderate- and heavy users who use their mobile phones for personal and business communications. These plans feature a monthly fee for a package of services, including a certain pre-determined number of minutes and reduced fees for subscribers who exceed this limit. "Maxi" subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from $97 and those using a federal number pay from $69 per month. In 2011, we improved the tariff plan "Ultra", which offers unlimited voice and SMS services and mobile Internet access. We added an "Unlimited SMS" option to the tariff plan (with no additional charges), which provides 30 SMS messages per day to other mobile networks (within the region) and unlimited SMS messages to MTS numbers (within the region). The Ultra tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, unlimited mobile Internet access and unlimited SMS messages within the network.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems and 3G-capable devices). These tariffs are offered with different plans and unlimited data options at competitive prices per megabyte. In 2011, we introduced a specifically designed tariff option, "Super BIT", for unlimited mobile internet via mobile phone. This option provides customers with unlimited mobile Internet in any region within Russia for a monthly fee. We plan to continue active development of mobile internet usage in 2012.

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

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2011, the per-minute tariff for local calls within the MTS network varied from $0.041 per minute to $0.060 per minute. Different rates apply to local calls to other networks and vary from $0.052 per minute to $0.082 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from $0.12 per minute for calls to MTS subscribers within the CIS to $1.91 per minute for calls to other parts of the world. Certain value-added services are included in all current tariff plans at no additional charge (other than for subscribers using old tariff plans that we no longer offer, some of which carry a charge of up to $1.87 per month for these services). Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

        Our tariff plans in Ukraine are oriented towards the following three main segments: (i) Business Postpaid, (ii) Private Postpaid and (iii) Private Prepaid. Private Prepaid tariffs are further divided into national mass-market tariffs, youth market tariffs, regional tariffs, and segmented tariffs.

  •
  Business Postpaid:  A set of postpaid corporate tariff plans designed to appeal to business segment subscribers, including tariffs with per second billing, as well as special low prices, no connection fees and free minutes for calls among members of the same company and within the MTS Ukraine network. We also offer corporate clients discounts based in their monthly usage, as well as provide handset subsidies.

  •
  Private Postpaid:  A set of postpaid tariff plans designed to appeal to mass-market subscribers, offering free calls within the MTS network and no connection fees. These tariff plans also include a certain number of free minutes per month for calls within the MTS network.

Private Prepaid:

  •
  MTS Prepaid Mass:  A set of special tariff plans designed to appeal to mass-market subscribers. The main tariff plan "Super MTS Without Call Setup Fee" offers a limited number of minutes and SMS messages for free each day within the MTS Ukraine network. The provision of free minutes is available to subscribers only after account recharge on a specified amount. There is also a subscription fee in this tariff plan.

  •
  MTS Prepaid Youth:  A set of special tariff plans designed to appeal to youth-market subscribers. The popular tariff plan "MAX Energy" offers a monthly set of minutes and SMS messages within the MTS Ukraine network, as well as a limited number of GPRS megabytes for mobile internet use. The plan is available upon payment of a monthly subscription fee.

  •
  MTS Prepaid Regional:  A set of aggressively priced tariff plans tailored to particular regions and cities where MTS Ukraine currently has a relatively low market share of subscribers (e.g., Kiev, Odessa and Lvov). The main price differentiators between regional tariffs are volumes of free minutes in the network, prices on calls to other operators' networks and the existence of daily fees.

  •
  MTS Prepaid Segmented:  A set of special tariff plans offered to certain underrepresented market segments such as Russian tourists spending summer months in Crimea or children between the ages of 7 and 12. In particular, the tariff plan "Tourist MTS 2011" offers low rates for calls from Ukraine to Russia, while the tariff plan "Super MTS Team" allows children to make calls free of charge to their parents, but denies them access to the Internet.

        As of December 31, 2011, the standard per minute tariff for calls in Ukraine varied from $0.03 per minute to $0.13 per minute. The standard per minute tariff for calls made within the MTS Ukraine network ranged from $0 per minute with limitations in minutes to $0.08 per minute. Higher rates applied to international calls ranging from $0.13 per minute for calls using special tariffs to $9.2 per minute for standard international tariffs. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the exchange rate as of December 31, 2011.

Customer Payments and Billing

        We enroll new subscribers, except for certain corporate and exclusive clients, in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2011, approximately 80% of our consolidated subscriber base was enrolled in the advance payment program and 20% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2011, subscribers using the credit system of payment had credit limits of up to $1.6 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty level customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during the period from 2009 to 2010, we introduced the "in full confidence" service (instead of the "Credit" service), which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. As of December 31, 2011, subscribers using the "in full confidence" service had a maximum credit limit of $6,300. Customer service representatives can also set individual credit limits for subscribers. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        We completed implementation of the Foris billing system in Russia and Belarus in 2008 and have already begun to experience increases in our overall efficiency and reductions in our expenses. We are planning to complete the transfer of our individual subscribers in Ukraine to the Foris billing system by the end of 2012, and are approaching the final stage of transferring our individual subscribers in Uzbekistan to a new billing system. In Armenia, we use the "Eskadenia" billing system which is currently being upgraded. The new billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our old billing system could not support such a service.

        In Ukraine, our post-paid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our contract subscribers, who make an advance payment, are able to continue using our services once they reach a zero balance or until their accounts reach the credit limit specified in their service agreements. When the limit for such a subscriber is reached, we suspend our service until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's age, payment history and tariff plan.

        In Russia and Ukraine, we offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express payment cards.

Customer Service

        We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In each of the markets where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide services to our customers through various channels (i.e., telephony, e-mail, SMS/MMS and fax). Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. We regularly use automatic systems and independent analysis to monitor the contact centers' accessibility and customer satisfaction with the service level offered at such centers. To improve customer loyalty, reduce churn rate and promote our services, we conduct outbound calling campaigns using MTS staff, including the outbound contacts center and the customer relationship management laboratory, a system for managing our interaction with customers, clients and sales prospects.

        In 2009, we implemented the CRM system for our customer care processes in each of our primary macro-regions in Russia. We intend to use the functionality of the CRM system to aid in the planning of our marketing activities.

        In 2011, we started the process of integration of our fixed line business customer service and assistance into MTS. As a result of this integration, any MTS fixed line services customer in Russia can now receive advice and expert assistance in the MTS Contact Center.

        In order to reduce operating expenses, the contact centers were relocated from regions where property ownership was expensive to other Russian regions where such costs are lower. To further increase operating efficiencies, we completed the consolidation of our contact centers into three key locations in Russia in 2011. We continuously work to improve customer satisfaction by providing our subscribers with convenient and functional self-service systems (e.g., Internet-Helper, interactive voice response ("IVR") and Mobile Helper). For instance, Internet-Helper is a service that, among other things, provides the customer with an opportunity to view information about his contract and personal information as well as manage certain account data. Similarly, Mobile Helper, among other things, allows a customer to receive information about his current balance, tariff plan details, as well as change service language and view bills for previous months.

        In 2010 and 2011, we also continued expanding our retail chain and began providing customer support in our retail stores. Currently, customer assistance is offered in over 3,000 monobrand retail stores in Russia. In order to support customer assistance in our monobrand outlets, in 2011 we established a special center for processing delayed customers' claims and requests from all over Russia.

        We also have back-office employees responsible for handling diverse customer inquiries and for helping reduce the impact of technical problems and incidents on our customers. In addition, we have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. In 2010 and 2011, we also continued pursuing a personalized approach in customer care using the Siebel CRM system, which helps us manage all customer-facing operations. We plan to implement the CRM system across the MTS-branded retail network. Further CRM system development will help us to assist all of our customers, including fixed line services customers, in a more personalized manner. The segmentation model we use in customer care allows us to differentiate the service levels for our customers.

        In 2008, in Ukraine, we launched a web portal and started to provide free access at special terminals in our sales offices for contract customers. In 2009, 2010 and 2011, we further enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. In 2011, we made improvements to the IVRs menu to enhance their usability.

        In 2010, in Ukraine, we launched an online "self-service" for our pre-paid customers and significantly increased the number of its users in 2011. As part of online "self-service", we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers and started telephone outbound sales through the outsourced contact center.

        We also increased the number of outsourced personnel who process various customer requests in 2011, such as requests related to value-added services and account balance information.

        Additionally, with the addition of new software, we improved our e-learning system for personnel in 2011. We also launched "blended learning", a new training method for our employees in contact centers, that included special interactive courses and learning combined with practical work with customers. All these efforts helped us increase customer satisfaction in Ukraine to 93.0% for the year ended December 31, 2011, from 91.7% for the year ended December 31, 2010.

        In 2012, we plan to make the customer assistance process in Ukraine more personalized by anticipating customer needs. We plan to maintain a history of subscribers' requests and personalize the IVR for each customer profile, which will depend on individual ARPU, region and other parameters. Based on these parameters we calculate the customer lifetime value index ("CLVI"), which we use to classify our subscribers, so that we can provide our priority customers with a wider range of services. We also aim to offer personal agents to our premium customers, establish an operational CRM system and renew the technical platform of our contact center.

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

        Our 3G network is based on UMTS 2100, and our existing GSM infrastructure is actively used for our 3G rollout. We are combining our UMTS and GSM infrastructures in a unified network based on the Single RAN concept introduced by our vendors. In 2012, we will continue to develop UMTS 2100 networks in Russia, Belarus, Uzbekistan and Armenia in order to provide our subscribers with high-quality services. In 2011, we launched UMTS 900 in the Moscow region. The double-band 2100/900 UMTS network in the Moscow region gives us a significant advantage on the wireless broadband market of the Moscow region in terms of coverage area. We are planning to launch UMTS 900 in the Far East (Khabarovsk region) because of the regulatory limitations on the use of UMTS 2100. All mobile GSM and UMTS networks are being developed towards IP interfaces in accordance with the ALL (full set) IP concept which is the basic concept in future LTE networks.

        We have been implementing the latest cutting-edge technologies such as LTE. We launched LTE FDD 2600 in Uzbekistan and Armenia in 2010. We are planning to launch LTE TDD 2600 in Moscow in 2012. We also plan to participate in the LTE frequency band tender that the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media is going to arrange in 2012.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Motorola, Nokia Siemens Networks, Ericsson, Huawei, Alcatel-Lucent and other major network equipment manufacturers.

        In the Moscow license area, we have allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network. In 2011, we have allocated frequencies 2596-2610 MHz spanning 25 MHz for LTE TDD network deployment in Moscow and the Moscow region. We have submitted applications for 873 LTE TDD base stations in Moscow and the Moscow region to the State Radio Frequencies Commission.

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

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of a majority of agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites.

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

        Our networks in Ukraine, Uzbekistan, Armenia and Belarus are monitored by our local operations and maintenance centers in each country. In addition to monitoring performance of the network, these operations and maintenance centers analyze network quality parameters and provide reports and recommendations to management.

        The handling of any significant network problems and outages is monitored and coordinated at our corporate headquarters in Moscow, which also manages the cross-functional coordination of our networks in all of our countries of operation.

Interconnect Arrangements and Telephone Numbering Capacity

        We operate various types of communications networks, including mobile cellular, DLD/ILD and local fixed line and zonal fixed line networks.

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers (non-geographical numbering plan for cellular operators) and "local" seven-digit numbers (geographical numbering plan for fixed-line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both "federal" and "local" numbers have been used in the 11-digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia and in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnect services to other operators on the zonal level in all regions of Russia. Zonal/local interconnect typically entails payment of a one-time connection fee per point of interconnect (E1) and a usage charge based on minutes of traffic.

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

        To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2011, we had numbering capacity (federal and local) for over 24.73 million subscribers in the Moscow license area.

        To provide our subscribers in Russia with DLD/ILD services, we have interconnect agreements with national operators Rostelecom, MTT (an affiliate of Sistema until March 18, 2009), Vimpelcom and other national transit operators. We have also built and operate our own DLD/ILD network, which allows us to interconnect directly to foreign operators and thereby decrease our interconnect costs. Most interconnect fees payable for connecting users of other operators' fixed line and wireless networks to our network are based on a one-time connection fee, a monthly fee per point of interconnect and usage by minute which vary depending on the destination called.

        Russian legislation provides that fixed line operators with a substantial position in the market cannot refuse to provide interconnect or discriminate against one operator in comparison to another, and the interconnect rates of operators with a substantial position are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        Interconnect and traffic transit between the networks of mobile operators in Russia occur through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. For domestic long distance traffic transit, we use our DLD/ILD network and networks of different national operators, including among others, MTT, Rostelecom and Vimpelcom. For ILD traffic transit, we use primarily our DLD/ILD network which is interconnected with more than 20 international carriers, including, for example, France Telecom S.A. and Deutsche Telecom A.G. We also have an interconnect of a DLD/ILD MTS network to the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide the transit of international traffic.

        In Ukraine, mobile operators are allocated numbering capacity by the NCCIR. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line network. Furthermore, in 2011 we expanded our numbering capacity by obtaining 800,000 numbers with the code "896" which allows us to develop our fixed line network without regard to administrative country zones throughout Ukraine and allows us to use IP-technology for providing fixed line services. However, we estimate that it would take between 1.5-2 years to obtain additional fixed line numbering capacity should we seek such increased capacity.

Handsets

        Nearly all of our handset sales in 2009 consisted of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. In 2010 and 2011, nearly all of our handset sales consisted of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2009, 2010 and 2011, we provided net handset subsidies of $15.6 million, $12.8 million and $8.6 million, respectively, in Ukraine.

        In 2009, we substantially changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel and others to purchase handsets. In 2010, we entered into an agreement with Huawei to purchase handsets. We are not dependent on any particular supplier for handsets. We also offer an array of mobile telephone accessories.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. The purchase agreement with Apple Sales International expired on March 31, 2012, and we intend to negotiate an extension of this agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations" and Note 27 to our audited consolidated financial statements.

        In line with our strategy to expand our proprietary distribution network, our handset sales increased by 303% in 2010 and by 25.6% in 2011. We expect moderate growth in our handset sales in 2012. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Revenues—Sales of Handsets and Accessories."

Fixed Line Operations

        On April 1, 2011, we completed our merger with Comstar, the leading supplier of integrated fixed line telecommunications solutions in Russia. In addition to our mobile operations, we now also operate in both the alternative and traditional fixed line communications markets. We now offer alternative and traditional communications services in over 150 cities across Russia, covering a population of over 53 million people.

        Our alternative fixed line communications services include voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. According to Direct INFO, as of December 31, 2011, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

        Our traditional fixed line communications services are provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 4.1 million households in Moscow, representing approximately 96% of the city's total households who are active users of fixed line voice telephony, according to Direct INFO. MGTS provides regulated and unregulated services, including:

  •
  local telephony services at tariffs regulated by the Russian government;

  •
  DLD/ILD voice telephony through licensed operators;

  •
  interconnect to other operators; and

  •
  Internet and data transmission services and numbering capacity to subscribers of other communications operators through agency agreements concluded with such operators.

        In November 2009, Sistema, Comstar and Svyazinvest signed a non-binding memorandum of understanding, contemplating an exchange of certain telecommunications assets. The transaction was completed in October 2010 and included, among other things, the entry by Sistema and Svyazinvest into an exchange transaction pursuant to which Svyazinvest obtained control over 100% of the share capital of Sky Link and Sistema acquired a 23.33% stake in MGTS from Svyazinvest. In addition, Comstar transferred its 25% plus 1 share ownership stake in Svyazinvest to Rostelecom for cash consideration of RUB 26 billion ($839.2 million as of September 23, 2010). The proceeds of the sale were used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUB 26 billion ($839.2 million as of September 23, 2010). Sky Link is a Moscow-based CDMA operator holding GSM licenses for a majority of the Russian regions.

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

Customers and Services Offered—Alternative Fixed Line Business

        We provide alternative fixed line communications services to corporate, operator and residential subscribers in over 150 cities throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay-TV services to our subscribers. The interconnect tariffs we charge to other telecommunications operators in Moscow and certain other cities are regulated by the Russian government. We believe our alternative fixed line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our alternative fixed line business in the Moscow market and in the Russian regions and the CIS as of and for the years ended December 31, 2010 and 2011.

Alternative fixed line business	December 31, 2010	December 31, 2011
Moscow market
Installed telephone lines (000s)	659	659
Residential
Number of subscribers (000s)(1)	541	620
ARPU (RUB)	566	554
ARPU (USD)	18.6	18.9
Corporate(2)
Number of subscribers (000s)	29	30
ARPU (RUB)(4)	17,477	16,375
ARPU (USD)(4)	575.7	557.9
Operators
Number of active lines (000s)	438	438
of which, used by mobile operators (000s)	307	85
Russian regions and the CIS (excluding Moscow market)(3)
Residential
Number of subscribers (000s)(1)	3,661	4,392
ARPU (RUB)	188	178
ARPU (USD)	6.2	6.1
Corporate(2)
Number of subscribers (000s)	73	117
ARPU (RUB)	3,302	2,614
ARPU (USD)	108.6	89.0
Operators
Number of active lines (000s)	5	9

(1)
Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services. We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

(3)
No reliable data is available on installed lines outside the Moscow market.

(4)
The calculation changed from 2011 onwards. Pay-TV and data transmission revenue are now included in the calculation of ARPU.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2011, we had approximately 51,000 voice and 73,000 Internet corporate subscribers.

        As further described below, we offer voice, data transmission and Internet and various value-added services to our corporate subscribers.

        Voice Services.    We provide a full range of alternative fixed line voice services to corporates in Moscow, the Moscow region and other select regions of Russia, which include local and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain integrated services digital network ("ISDN") services. We charge our corporates a connection fee of RUB 3,200-RUB 11,200 ($99.4-$347.9) per number, as well as a monthly subscription fee of RUB 224-RUB 1,120 ($7.0-$34.8) per number, based on the quantity of numbers used by the corporate subscriber.

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

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 1 Gbps), (2) ADSL2+ (up to 24 Mbps), (3) radio Ethernet (up to 27 Mbps), (4) Wi-Fi (up to 54 Mbps), and (5) Wi-Max (up to 10 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

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

        For the provision of broadband Internet services, we have secured access to MGTS' network allowing data transmission at speeds of up to 24 Mbps along installed copper lines using ADSL technology. As of December 31, 2011, all of MGTS' 225 PoPs were DSL-enabled. In addition, we utilize MGTS' PDTN to provide high-speed reliable Internet services and create VPNs for our corporates.

        We charge our corporate subscribers a connection fee of RUB 3,200-RUB 176,000 ($99.4-$5,466.5) per digital channel, as well as a monthly subscription fee of RUB 1,600-RUB 160,000 ($49.7-$4,695.5) per channel, based on the maximum speed of the connection.

        Leased Channels.    We provide corporate clients with the ability to rent high speed data channels. These "leased channels" are dedicated lines of data transmission.

        Value-Added Services.    We provide corporates with several value-added services, including Logic Line and integrated solutions. The Logic Line service is based on our proprietary IN and is designed to help our corporates manage the reception and servicing of a large volume of incoming calls. The unique multi- channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

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

        Fixed mobile convergence.    Based on our fixed and mobile networks, we offer fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange ("PBX"). We also provide access to corporate IP-networks from a mobile phone via GPRS/EDGE/3G.

        Equipment Sales.    We offer and sell equipment manufactured by different manufacturers.

Operators

        We are the largest mobile operator in Russia, according to AC&M-Consulting. We also operate fixed-line local networks in Moscow and other cities mostly for provision of local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

        According to Direct INFO, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2011. We now have approximately 78 local fixed networks in 51 regions of Russia, including Moscow, and 21 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity\international network is interconnected to more than 45 international operators. As of December 31, 2011, we had more than 1100 interconnect agreements with national and international operators for interconnection of our fixed networks.

Residential subscribers

        We offer voice, Internet and pay-TV services to residential subscribers.

        Voice Services.    We provide voice services to residential and corporate subscribers. For a more detailed discussion of these services, see "—Corporate subscribers—Voice Services." Like corporate subscribers, residential subscribers in each of the regions that we have a presence seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others. Residential voice services are primarily offered by our alternative fixed line business to high value residential subscribers in high-end housing. Local and domestic fixed voice service rates are regulated by the government in certain cities.

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2011, we had a 28.5% share of the residential broadband Internet market in Moscow, according to Direct INFO. In 2009, we launched wireless broadband Internet services throughout Moscow based on mobile Wi-Max technology. As a result, the Internet is currently accessible for Moscow residents from nearly any place in the city using a range of our fixed and wireless technologies. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 3,000 ($9.3-$93.2) per month in Moscow and a subscription fee of RUB 100-RUB 2,000 ($3.1-$62.1) in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on ADSL IP technology in Moscow. In addition, we offer pay-TV services in most of the regions in which we are present, based on HFC (broadband network which combines optical fiber and coaxial cable), FTTB, DVB-C (digital television via cable connection) and MMDS (wireless cable) technologies. Special auxiliary equipment allows pay-TV subscribers to access more than 100 channels of digital quality from a home television without satellite dishes or specialized antennas. International and Russian channels are included as part of the base services package. As of December 31, 2011, we had approximately 133,800 pay-TV subscribers in Moscow and approximately 2,849,900 subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 110-RUB 450 ($3.4-$14.0) per month in Moscow and a subscription fee of up to RUB 99-RUB 365 ($3.1-$11.3) in other regions of Russia, depending on the number of channels included in the package. There is a connection fee in some regions of Russia. We also offer bundled Internet and pay-TV services for RUB 260-RUB 1,480 ($8.1-$46.0) per month in Moscow and RUB 299-RUB 2,350 ($9.3-$73.0) in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Customers and Services Offered—Traditional Fixed Line Business

        We provide traditional fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2011, MGTS had approximately 4.42 million active lines in service, a cable network of over 110,217 km, a fiber optic network of over 8,896 km and 2,997 payphones. Although MGTS' core backbone network is fully digital and is based on state-of-the-art SDH technology, only around 69% of installed lines were digital as of December 31, 2010. As a result, those subscribers who connect to our network using an analog ATE (automatic test equipment) are currently not able to receive our value-added services. In 2011, MGTS completed the digitalization of its network based on the special range of equipment MPN (Mediator Private Network), which allowed MGTS to complete the digitalization of the network two years ahead of schedule. The total installed capacity of the telephone network reached 4.9 million numbers as of December 31, 2011.

        Residential subscribers accounted for approximately 81.7% of MGTS' total lines, corporates for 11.2% and public sector subscribers for 7.1%, as of December 31, 2011.

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, most of the services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services accounted for approximately 69% of service operating revenues of our traditional fixed line business in 2009, 2010 and 2011. The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

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

  •
  Internet access for residential subscribers and corporates; and

  •
  rent of space for telecommunications equipment of other operators connected to MGTS' network.

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

        The following table presents certain operating data for our traditional fixed line business as of and for the years ended December 31, 2010 and 2011.

Traditional fixed line business	December 31, 2010	December 31, 2011
Installed telephone lines (000s)	4,903	5,100
Residential
Number of subscribers (000s)(1)	3,615	3,610
CPP traffic (millions of minutes)	1,993	1,832
ARPU (RUB)	352	371
ARPU (USD)	11.6	12.7
Corporate(2)
Number of active lines (000s)	785	809
Number of subscribers (000s)	66	66
CPP traffic (millions of minutes)	924	883
ARPU (excl. revenue from points of interconnect) (RUB)	7,016	8,047
ARPU (excl. revenue from points of interconnect) (USD)	231.1	274.7
Number of points of interconnect (000s)	20	10
Average monthly revenue per point of interconnect (RUB)	6,714	9,932
Average monthly revenue per point of interconnect (USD)	221.3	341.6
Operators
Number of interconnected operators	195	200
Number of points of interconnect (000s)	235	244
Average monthly revenue per point of interconnect (RUB)	1,194	1,247
Average monthly revenue per point of interconnect (USD)	39.3	42.5

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

        The following table illustrates MGTS' regulated tariff development in the period from February 1, 2008, to March 1, 2012:

MGTS Regulated Tariffs	February 1, 2008	March 1, 2009	February 1, 2010	January 1, 2011	March 1, 2012
Residential(1)
Line rental
RUB per month	125	135	155	175	190
USD per month	5.12	3.78	5.09	5.87	6.55
Per minute tariff plan—local connection fee
RUB per minute	0.28	0.30	0.36	0.40	0.44
USD per minute	0.01	0.01	0.01	0.01	0.02
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	220	245	250	260	266
USD per month	9.01	6.86	8.22	8.72	9.16
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	104	120	140	152	172
USD per month	4.26	3.36	4.6	5.1	5.93
Combined tariff plan—fee for each additional minute
RUB per minute	0.24	0.28	0.34	0.38	0.42
USD per minute	0.01	0.01	0.01	0.01	0.01
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	160	160	175	195	205
USD per month	6.55	4.48	5.75	6.54	7.06
Per minute tariff plan—local connection fee
RUB per minute	0.28	0.30	0.36	0.40	0.44
USD per minute	0.01	0.01	0.01	0.01	0.02
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	342	342	350	365	375
USD per month	14.0	9.57	11.5	12.25	12.92
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	104	120	140	152	172
USD per month	4.26	3.36	4.6	5	5.93
Combined tariff plan—fee for each additional minute
RUB per minute	0.24	0.28	0.34	0.38	0.42
USD per minute	0.01	0.01	0.01	0.01	0.01
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	136	145	160	180	200
USD per month	5.57	4.06	5.26	6.04	6.89
Per minute tariff plan—local connection fee
RUB per minute	0.28	0.3	0.36	0.40	0.44
USD per minute	0.01	0.01	0.01	0.01	0.02

MGTS Regulated Tariffs	February 1, 2008	March 1, 2009	February 1, 2010	January 1, 2011	March 1, 2012
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	302	331	350	365	375
USD per month	12.36	9.27	11.5	12.25	12.92
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	104	120	140	152	172
USD per month	4.26	3.36	4.6	5.1	5.93
Combined tariff plan—fee for each additional minute
RUB per minute	0.24	0.28	0.34	0.38	0.42
USD per minute	0.01	0.01	0.01	0.01	0.01

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007, until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, until March 1, 2012, this plan included 400 minutes per month.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communications requirements and enhancing subscriber loyalty. Our advertising and information materials are aimed primarily at the promotion of the MTS brand. Since the beginning of 2011, we promote only the MTS. All fixed-line products are offered and marketed under this brand. However, in new markets, where the introduction of a new brand soon after the introduction of the older brand may strain customer loyalty, we can still use two brands to decrease churn. In addition to promoting the MTS brand, we also promote specific product and service offerings such as Wi-Fi and Wi-Max. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Traditional fixed line business

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In connection with the long term modernization program of our network based on passive optical network ("PON") technology, we expect to increase our investments in sales and marketing of convergent products, including double and triple-play products. In 2010, we launched several pilot projects based on PON technology which allows us to provide higher quality services than our competitors. In addition, PON technology allows us to provide services that generate a high volume of traffic, such as video security, video social networking and other similar services.

        In 2011, MGTS completed its migration to provision of digital services and connection of new subscribers is based on PON technology. Due to this fact, we were able to expand the range of provided services which resulted in an increase in the number of Internet users.

        Together with the provision of fast Internet access, MGTS is replacing the old networks of Moscow's educational institutions and transitioning them to PON. MGTS will also provide schools with fire-alarm systems and safety monitoring.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets. Our primary competitors include:

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

  •
  Rostelecom, Russia's primary DLD/ILD operator. According to Direct INFO, Rostelecom controls over 76% of all fixed line telecommunications services in Russia. We compete with Rostelecom in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia (including the Moscow region). We also compete with Rostelecom in the mobile telecommunications market in certain parts of Siberia.

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

  •
  MegaFon, which acquired operators Synterra and Net-by-Net, and offers services in the operator, corporate and residential fixed line telecommunications markets in Moscow, St.-Petersburg, and other regions.

  •
  Er-Telecom, voice telephony, broadband and TV operator. We compete with Er-Telecom in the residential fixed line telecommunications market in St.-Petersburg, Novosibirsk, Omsk, N.Novgorod, Ekaterinburg, Kazan, Rostov, Chelyabinsk and other regions.

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators (including both alternative and incumbent operators) in Moscow as of December 31, 2011:

MTS	9%
MGTS	11%
Vimpelcom	21%
Synterra	6%
Company TransTeleCom (TTK)	5%
Orange	3%
Akado	10%
Rostelecom (incl. RTCOMM)	9%
Other	26%

Total	100%

Source: Direct INFO

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for voice services in Russia as of December 31, 2011:

Company	Russia
MGTS	12%
Rostelecom	76%
Other	12%

Total	100%

Source: Direct INFO

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2011, it provided local voice telephony services for approximately 97% of all residential subscribers in Moscow, according to Direct INFO.

        In the alternative voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2011, computer penetration of households was 67% in Russia, with 94% of these households having Internet access. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2011:

Company	Russia
MTS	8%
MGTS	2%
Akado	4%
Vimpelcom	9%
Er-Telecom	9%
Rostelecom (including OJSC «National Cable Networks»)	37%
Other	31%

Total	100%

Source: Direct INFO

Pay-TV

        According to Direct INFO, as of December 31, 2011, TV penetration was 74% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2011:

Company	Russia
MTS	11%
Akado	4%
Rostelecom	20%
Tricolor TV	29%
Vimpelcom	1%
Er-Telecom	7%
Other	28%

Total	100%

Source: Direct INFO

        In the TV market, we generally compete on the basis of pricing, channel selection and content, individual and bundled service offerings, customer service and installation time.

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

Network Infrastructure

Long-haul backbone network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 65,000 km, which also allows us to operate an optical transport network using dense wavelength division multeplexing technology.

        In addition, we have our own IP MPLS network, which is capable of providing Internet and L2/L3 VPN services, as well as deliver other media products, such as digital television and internet protocol television, to regional networks for the use in our fixed line and mobile operations, as well as for our wholesale customers. Our IP MPLS backbone network covers most of Russia and Ukraine and is present in most of the European and U.S. Internet exchange points, such as DE-CIX in Frankfurt, NETNOD in Stockholm, AMS-IX in Amsterdam, PARIX in Paris, LINX in London, Equinix in Ashburn and New York, NIIX in New York and Any2 in Los-Angeles. In 2011, we also established connection to FICIX in Helsinki. More than 75% of our international Internet traffic is delivered through settlement-free peerings with other large networks. The remaining international Internet traffic is delivered through direct connections with certain of the largest networks. All internet traffic in Russia is delivered through settlement-free peering with the largest ISPs in Russia.

Alternative fixed line business

        The network infrastructure we maintain in Moscow is substantially different from the infrastructures we use in the regions. In Moscow, we have primarily grown organically, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own.

Moscow and Moscow Region

        The Moscow telephone network consists of 15 switching nodes (13 TDM switches and 2 soft switches) with total capacity of over 700,000 subscribers.

        The Moscow region telephone network consists of 10 soft switches with total capacity of around 15,000 suscribers.

        All of our PSTN switching centers are connected to a digital transport network, which uses SDH technology and covers the entire territory of Moscow and most of the Moscow region. The network ensures the functioning of our digital ATSs and their connectivity with analog and digital equipment of PSTNs of other operators. The digital transport network includes a trunk core STM-64, with connected half-rings STM-16 and STM-4. Multiplexers of access level are connected to trunk nodes by means of fiber-optic lines that organize streams STM-4 and STM-1. There are 987 multiplexers. The management of the transport network and digital ATSs is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, we have our own IP MPLS network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

        As of December 31, 2011, our wireless broadband network in Moscow and the Moscow region included 51 base stations in the 5 GHz frequency band. During 2011, in the 2.4-2.5 GHz frequency band, we continued the construction of the Wi-Max network started by Comstar, which consisted of over 210 base stations as of December 31, 2011. Our radio-relay communication lines included 25 links and it also had 115 Internet hot-spots using Wi-Fi technology as of December 31, 2011.

Russian Regions

        As of December 31, 2011, outside of Moscow and the Moscow region, we provide cable Internet access to 6.5 million households and cable TV access to 7.7 million households. Among the access equipment used are Ethernet switches, IP DSLAM and PON. We mainly use FTTB technology for internet access, which can provide speeds up to 1 Gb/se?. In 2011, we started to roll-out DVB-C technology for cable TV service.

Traditional fixed line business

PSTN

        Our traditional fixed line communications network has an installed capacity of more than 5.044 million numbers, of which 2.2 million is digital exchange, 0.284 million is analog exchange and 2.560 million is NGN exchange capacity. The digital portion of the network is based on the SDH backbone and the transport level of the PDTN. The total length of the fiber-optic network is more than 8,648 km.

        The SDH network, which uses Lucent Technologies equipment, is configured as follows: 29 rings STM-4/STM-16, based on DACS cross-switches, located in the buildings with switches ATC 316 and ATC 201. There are a total of 159 multiplexers in the network, including ISM2000, ADM16/1, ADM16/1c, ADM4/1 and ADM4/1c. The SDH network allows for traffic transmission between exchanges and traffic exchange with interconnected carriers 1676 E1. The ECI SDH network topology (SDM 1/4/16, XDM500 and XDM1000) is multi-layered, with each network layer designed to carry a certain type of traffic: 19139E1, 168 rings STM-4/STM-16, 457 multiplexers.

        Network management is carried out in two control centers: one active control center and one stand-by control center. These centers contain an ORION system to monitor and control the fiber-optic network and SyncView Manager 3.1.1 to monitor and control timing sources. Subscribers are connected directly on the level of host switches and remote units. The network currently operates 26 TDM hosts, 29 local analog exchanges (cross bar system and step by step), 37 exchanges based on DX-200 (NSN), 50 SG exchanges based on NGN cores (NSN, Huawei technologies and STS), 23 TG—product Huawei technologies and STS, 2 IMS cores (Huawei technologies) included 19 MSAN and 136 SG (Media Gateway converter) and 10 AXE-10 tandem nodes (Ericsson) with total capacity of 1.0 million ports. TDM hosts are interconnected to each other by mesh topology via transit nodes with the analog network. We use the following types of host switches: EWSD (Siemens), 5ESS (Lucent Technologies) and MEDIO (STROM Telecom). To provide services with instant dialing (e.g., emergency and information calls), MGTS has two nodes based on MEDIO IN equipment.

        Monitoring of the digital network and management of switching equipment is centralized and carried out from MGTS' control centers.

Public Data Transmission Network ("PDTN")

        Our PDTN is a hierarchical 3-layer IP/MPLS network. The first level is the transport level for high rate traffic throughput over the PDTN. The second level is used for terminating subscriber sessions and, at the same time, to backhaul traffic from PoPs to the transport level. The third level allows subscribers to access the PDTN.

        The first level comprises the core of the PDTN and contains 10 nodes based on Cisco ASR9010 routers. Topologically, the nodes are linked into a 10-node transport ring with an attached two-node "minor" ring based on Cisco CRS-16. The transport ring is designed to connect peripheral networks of the PDTN and overlay network equipment and for interconnect with partner providers. The minor transport ring covers the points of connection of Internet channel groups of other operators and content providers. On the transport level, the trunk connections are made by optical mono-mode 10 GE interfaces.

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

Principal suppliers

        Our principal suppliers are Sitronics Telecom Solutions, Huawei, Nokia Siemens Networks and NEC for switching equipment; ECI Telecom and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV for broadcasting equipment. All of our equipment is supplied directly through authorized dealers.

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

        The FAS is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies.

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

Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Federal Law on Communications and Government Decree No. 8 dated January 12, 2006 on Approval of Regulations for Holding a Competitive Tender for Receipt of Telecommunication License. Under these regulations, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media. Officials of the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  receive a license from the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media to provide communications services;

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility.

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

        The license may also be terminated by the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media in a number of cases, including liquidation of a license holder. A suspension or termination of a license may be appealed in court.

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 2,600 (equivalent to $80 as of December 31, 2011) for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998, required payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which required that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by FAS for the use of their frequency spectrums. On January 1, 2012, a new government decree came into force which provides that fees for the use of radio frequency spectrums consist of a one-time fee and an annual fee. The fees are determined according to the methodology approved by the Ministry of Communications and Mass Media.

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

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 dated October 12, 2004, as amended, manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties. Failure to receive such certification could result in the mandatory cessation of the use of such equipment.

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005, authorized the Federal Tariff Service to set the following tariffs for the natural monopolies in the communications market:

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

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000. In addition, Comstar-Regions, a former subsidiary of Comstar, was added to the Register of National Monopolies in 2009. As a result, MGTS and Comstar-Regions are subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

  •
  the Federal Tariff Service regulates and controls tariffs for services provided by MGTS and Comstar-Regions, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan), as well as interconnect and traffic transit tariffs;

  •
  MGTS and Comstar-Regions must obtain prior FAS approval for any transaction involving the acquisition, disposal or lease of assets not related to the regulated activity, if the value of such assets exceeds 10% of MGTS' or Comstar-Regions' share capital, additional capital, retained profits and reserves;

  •
  MGTS and Comstar-Regions are required to maintain separate accounting records for each type of activity they carry out; and

  •
  MGTS and Comstar-Regions are required to publicly disclose information on their tariffs, products, material conditions of their contracts with customers, capital expenditure programs and certain other information.

        In addition, FAS is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies included in this register may become subject to certain restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. We are categorized by FAS as a company with a market share exceeding 35% in Ivanovo Region, Arkhangelsk region, Magadan region, Omsk region and Nenets Autonomous District. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

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

  •
  we and MGTS must ensure that interconnect agreements with operators who intend to interconnect to our networks are entered on the same terms and conditions as the agreements between MGTS, us and our affiliates; we and MGTS also cannot refuse to provide interconnect or discriminate against one operator over another; and

  •
  the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media may monitor MGTS' and our interconnect terms and procedures and issue mandatory orders to the companies where non-compliance with the law is found.

        The Federal Law on Communications and implementation rules adopted by Government Decrees No. 161 dated March 28, 2005, and No. 627 dated October 19, 2005, also provides for government regulation of interconnect tariffs established by operators occupying a substantial position. In addition, such operators, including MGTS and us, are required to develop standard interconnect contracts and publish them as a public offer for all operators who intend to use such interconnect services.

        Notwithstanding the above, fixed line operators not considered to occupy a substantial position and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs. Also see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

Calling Party Pays

        In March 2006, the Federal Law on Communications was amended to incorporate a "calling party pays" scheme effective as of July 1, 2006. Prior to the implementation of the "calling party pays" principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the current system, fixed line operators charge their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media and is known as the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins.

Regulation in Ukraine

Regulatory Authorities

        Administration of State Service on Special Communications and Information Protection of Ukraine. This body is responsible mainly for establishing and overseeing technical policies and standards in the sphere of telecommunications. Previously these functions were carried out by the State Communications Administration (the "SCA"). The SCA was also the main regulatory body in the sphere of communications until the establishment of the NCRC in January 2005.

        The NCCIR.    The functions of the NCCIR were formerly carried out by the NCRC. Established by a Decree of the President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of telecommunications on January 1, 2005 pursuant to the Telecommunications Law described below. It had consisted of seven members and a chairperson. The NCRC commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law.

        The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date. According to the amendments to the Telecommunications Law introduced in July 2011, the NCRC was replaced with the NCCIR, which now consists of six members and a chairperson. The NCCIR is now responsible for issuing licenses for telecommunications services and use of radio frequencies, and other functions of the NCRC.

        The State Center for Radio Frequencies of Ukraine (the "SCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and will continue monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile terminals.

        The State Inspection of Communications (the "SIC"), established by the new Telecommunications Law, was a division of the NCRC. The SIC was responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC also monitored compliance with license terms, physically inspected operators and providers of telecommunications services and, together with the SCRF, reviewed cases relating to administrative violations in the areas of telecommunications and radio frequencies. In July 2011, the SIC was eliminated, and inspectors tasked with supervision were re-assigned to the NCCIR.

        The AMC is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

Legislation

        The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, (the "Telecommunications Law"), and the Radio Frequencies Law dated June 1, 2000, (the "Radio Frequencies Law").

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

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, between January 1, 2005, and July 5, 2011, had been responsible for many of the functions formerly handled by the SCA. In July 2011, the NCRC was replaced with the NCCIR, which is authorized, inter alia, to issue regulations for telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCCIR is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnect of telecommunications networks.

        In July 2010, the Telecommunications Law was amended with provisions on mobile number portability and national roaming obligations. According to the amendments, the NCCIR (formerly NCRC) shall adopt regulations which would allow subscribers to retain their mobile telephone numbers when switching from one mobile telecommunications operator to another. On August 25, 2011, the NCCIR enacted national roaming regulations. Accordingly, telecommunications operators were enabled to conclude agreements on national roaming and prescribed to provide this service as described in the regulations (e.g., must inform users on roaming prices and maintain quality of service on the same level for own subscribers and subscribers of operators with whom roaming agreements are signed). Foreign investments in Ukrainian telecommunications operators are not limited; however, in order to provide telecommunications services in Ukraine an entity must be located on the territory of Ukraine and registered in accordance with Ukrainian legislation.

        The Radio Frequencies Law sets forth comprehensive rules regarding the allocation, assignment, interrelation and use of radio frequencies, the licensing of the users of radio frequencies and other relevant issues.

Licensing of Telecommunications Services and Radio Frequency Allocation

        Commencing January 1, 2005, the NCCIR (formerly NCRC) has assumed responsibility for issuing telecommunications licenses and frequency licenses pursuant to the Telecommunications Law and the

2004 amendments to the Radio Frequencies Law. Licenses are issued for the following types of telecommunications services:

  •
  fixed-line telephone communications services (local, intercity, international):

  •
  fixed-wireless telephone communications services (local, intercity, international):

  •
  mobile telephone communications services; and

  •
  technical maintenance and exploitation of telecommunications networks.

        Starting from July 5, 2011, lease of electric communications channels no longer requires licensing.

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

        In October 2010, the NCRC proposed an updated plan that stipulates carrying out the conversion within eight months of November 2010 and at a cost of UAH 841 million in one stage by means of releasing a whole range of 100 MHz frequency. In March 2011, the NCRC developed a draft regulation (which has yet to be approved by the Ukrainian government) for the compensation of costs incurred by various governmental agencies (including the Ministry of Defense) that currently hold frequencies to be converted. In 2012, the NCCIR is planning to determine the specific requirements of a public tender for the sale of frequencies for the development of 3G networks. The tender may be held in the first half of 2012. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms, or at all, may negatively affect our competitive position in Ukraine."

        Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than 5 years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCCIR at least four months prior to the expiration of the license term. NCCIR officials have broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCCIR must award licenses on a first come-first served basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCCIR may adopt a decision to limit the number of licenses. In this event, the law requires that such decision is made public along with the rationale and that the licenses be allocated through a tender.

        In accordance with the Radio Frequencies Law, the NCCIR issues a frequency license concurrently with the issuance of a telecommunications license for the type of services requiring use of radio frequency resources. A telecommunications operator that has the respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of the relevant telecommunications license.

        Under applicable legislation, a public tender or an auction for a radio frequency license must be held by the NCCIR if demand for radio frequency resources exceeds available resources. Radio frequency licenses issued on the basis of a public tender or an auction for the same type of radio technology must include identical conditions regarding the radio frequency bands and development period. Telecommunications operators are allowed to apply to the NCCIR for redistribution of the radio frequency resources previously allocated to them.

        Applicable legislation prohibits the transfer of a license by the licensee, including by means of assignment or pledge of a license as collateral, and agreements regarding the provision of telecommunications services must be executed and performed by the actual licensee.

        Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, terms of network deployment and territory coverage, the requirement to use only certified equipment, the technical standards which must be considered and the requirement to comply with all environmental regulations. Frequency licenses issued after January 1, 2005 will also contain the date by which the radio frequency resources must be fully utilized.

        Telecommunications operators are subject to strict regulations, especially regarding electromagnetic compatibility; construction and technical maintenance of a telecommunications network must be carried out in accordance with specific regulations applicable in Ukraine. Telecommunications operators must submit periodic reports to the NCCIR on the amount and quality of services provided under the telecommunications license. We believe that we are in material compliance with the applicable laws and regulations related to our Ukrainian licenses.

        Some licenses also provide that services for persons entitled to certain social benefits must be provided at or below certain maximum thresholds established by Ukrainian legislation in effect at that time.

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Both telecommunications services licenses and radio frequency licenses may be terminated for various reasons, including:

  •
  provision of inaccurate information in the application for a license;

  •
  repeated refusal to allow the representatives of the NCCIR to make inspections;

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

        Decisions of the NCCIR on termination of licenses may be appealed in court.

Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine. Companies that are approved by the NCCIR issue equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

        The Radio Frequencies Law provides that users of radio frequency resources must obtain permits for the operation of radio-electronic and radio-emitting equipment, except for equipment used on a permit-free basis in accordance with this law. In order to obtain such operation permit, a company is required to file an application with the SCRF. The Radio Frequencies Law also requires producers and importers of radio-electronic and radio-emitting equipment to be used on the territory of Ukraine to register such equipment with the NCCIR.

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

        A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

  •
  annually submit to the NCCIR irrevocable public offers regarding interconnect with the other operators' telecommunications networks;

  •
  comply with the regulations of the NCCIR regarding the technical, organizational and commercial terms and conditions of interconnect with the other operators' telecommunications networks;

  •
  comply with the cost determination factors set by the NCCIR for access to the operator's own network; and

  •
  not discriminate against other players in the telecommunications market.

        According to AC&M-Consulting, MTS Ukraine had a 37.7% market share of the wireless communications market in Ukraine as of December 31, 2011. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified MTS Ukraine and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of MTS Ukraine and Kyivstar qualified as having a dominant position in the market. The AMC offered MTS Ukraine and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. In December 2004, the AMC announced its issuance of a decision in which it confirmed that neither MTS Ukraine nor Kyivstar qualified as having a dominant position in the wireless communications market.

        In November 2005, the AMC recommended that MTS Ukraine and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, MTS Ukraine responded by notifying the AMC that it had partially abolished the connection fees it charged to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. The AMC has not taken any further actions relating to this matter. Over the course of 2007-2009, the AMC conducted an investigation of the telecommunications interconnect market among mobile operators in Ukraine and issued a finding in May 2009 that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position in relation to the market for interconnecting to each of their own respective mobile networks. MTS Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. In June 2010, the AMC confirmed its earlier decision and eight mobile operators, including MTS Ukraine and its closest competitors, were determined to have a dominant position on the market for interconnecting to their own mobile networks. As a result, the interconnect fees charged by these operators, including MTS Ukraine, for termination of calls on their networks are currently regulated by the NCCIR. In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to have a dominant position. Thus, MTS Ukraine was obligated to charge interconnect rates established by the NCRC, which were UAH 0.35-0.40 per minute excluding VAT (approximately $0.04 - $0.05 as of December 31, 2011). See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

        In December 2010, the Telecommunications Law was amended to introduce the term "significant market power operator." An operator qualifies as a significant market power operator ("SMP operator") if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. An operator can be classified as a significant market power operator on either the fixed telecommunications market, the mobile telecommunications market, or on both. Such an amendment could allow the NCCIR to recognize certain operators, including us, as operators with significant market power (rather than operators with dominant positions) and to consequently regulate their fees for traffic transfer services (rather than interconnect fees for termination of calls on the operators' networks).

        On October 20, 2011, the NCCIR issued a decision, which recognizes all mobile operators, including MTS Ukraine, as SMP operators on the market of call termination on their own networks.

        On December 1, 2011, the NCCIR approved an interconnect rate of UAH 0.36 per minute excluding VAT (approximately $0.04 as of December 31, 2011) which came into effect on January 1, 2012, for all SMP operators on the market of call termination on their own networks.

        The Telecommunications Law also extends the power of the NCCIR to receive financial and economic data from telecommunications operators. Such information allows the NCCIR to analyze the Ukrainian telecommunications services market in order to determine which operators (if any) have a dominant position and which ones (if any) are significant market power operators for purposes of regulating fees such operators can charge for interconnect and traffic transfer services. In addition, the financial and economic data permits the NCCIR to better regulate the interaction of operators with regard to traffic transfer services and to assist with out of court dispute settlement. New amendments to the Telecommunications Law also set forth the methodology for fee determination that can be charged for traffic transfer sevices based largely on a calculation that includes an operator's base cost plus profitibality of certain services. Furthermore, in order to prevent "dumping" fees, operators that do not have a dominant position nor significant market power are prohibited under the Telecommunications Law from charging fees less than those charged by the regulated entities, but can certainly charge more should they choose.

        Due to the currently large market shares held by MTS Ukraine and Kyivstar in Ukraine, we believe that the AMC may determine that only these two operators (and not the current eight operators) have dominant positions on the market in 2011. If so, we and Kyivstar would remain the only regulated operators in Ukraine and, as a result, we could suffer a significant decrease in our interconnect revenues as well as an increase in the interconnect fees we pay to other operators not deemed to have a dominant position or significant market power.

Tariffs

        Telecommunications tariffs are regulated by the NCCIR for:

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

Interconnect

        Interconnect activity is regulated by the NCCIR. Operators may provide offers for interconnect to the NCCIR, and the NCCIR is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant position on the market are obligated to submit interconnect offers to the NCCIR for each catalog.

        Interconnect is made pursuant to interconnect agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant position cannot refuse an offer to conclude an interconnect agreement with another operator, if the offeror has offered points of interconnect that were previously published by the NCCIR in the catalogue of interconnect proposals.

        The NCCIR is authorized to conduct hearings and to resolve disputes among operators concerning the interconnect of telecommunications networks. Decisions of the NCCIR are binding upon the parties in the dispute but a party to the dispute may appeal such a decision in court.

        In May 2009, the AMC issued a finding that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position in relation to the market for interconnecting to each of their respective networks. MTS Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. In June 2010, the AMC confirmed its earlier decision and interconnect fees charged by MTS Ukraine for terminating calls on its network are currently regulated. In February 2010, the NCRC established regulated interconnect fees for termination of calls on the networks of operators that have a dominant position. See "—Competition."

Licenses

Mobile Operations

        The following table shows, as of March 1, 2012, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan Region	MTS OJSC	December 11, 2013	MTS OJSC	October 18, 2016
Bashkortostan Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Belgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic	—	—	MTS OJSC	April 28, 2016
Dagestan Republic	Dagtelecom LLC	June 5, 2013	—	—
Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2016	MTS OJSC	December 30, 2013
Kaluga Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2012	MTS OJSC	August 22, 2012
Kostroma Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar Region	MTS OJSC	May 30, 2012	MTS OJSC	May 30, 2012
Kursk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2017	MTS OJSC	January 15, 2017
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orel Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Penza Region	MTS OJSC	May 6, 2021	—	—
Perm Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Pskov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov Region	MTS OJSC	July 1, 2015	MTS OJSC	July 1, 2015
Ryazan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Samara Region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov Region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2016	MTS OJSC	September 1, 2016
Smolensk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2012	MTS OJSC	June 26, 2012
Tula Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk Region	MTS OJSC	May 6, 2021	MTS OJSC	December 30, 2013
Vladimir Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd Region	—	—	MTS OJSC	October 4, 2016
Vologda Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Altaisk Region	MTS OJSC	September 8, 2015	MTS OJSC	September 8, 2015
Altai Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2013
Amur Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Buryatiya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chelyabinsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Zabaykalsky Region	Sibintertelecom CJSC	June 5, 2014	Sibintertelecom CJSC	June 5, 2014
Zabaykalsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chukotsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Jewish Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Irkutsk Region	MTS OJSC	December 30, 2013	MTS OJSC	April 28, 2013
Kamchatka Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kemerovo Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2016	MTS OJSC	September 13, 2016
Khanty Mansiysk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnoyarsk Region	MTS OJSC	May 7, 2013	MTS OJSC	May 7, 2013
Kurgan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Novosibirsk Region	MTS OJSC	February 21, 2017	MTS OJSC	February 21, 2017
Omsk Region	MTS OJSC	December 20, 2016	MTS OJSC	December 20, 2016
Primorsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakhalin Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sverdlovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tomsk Region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2013
Yamalo-Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	MTS Ukraine PrJSC	December 3, 2013	MTS Ukraine PrJSC	December 3, 2013
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Uzbekistan
Uzbekistan	Uzdunrobita FE LLS	June 30, 2016	Uzdunrobita FE LLS	June 30, 2016
Belarus
Belarus(1)	Mobile Telesystems LLC	April 30, 2022	Mobile Telesystems LLC	April 30, 2022

(1)
This license was initially valid until April 30, 2012, but in February 2012 was extended until April 30, 2022.

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Uzbekistan	Uzdunrobita FE LLC	June 30, 2016
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PrJSC	September 27, 2021

LTE

License Region	Licensee	Expiry date
Moscow, Moscow Region	MTS OJSC	December 29, 2016
Uzbekistan	Uzdunrobita FE LLC	June 30, 2016
Armenia	K-Telecom CJSC	November 4, 2019

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Turkmenistan, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Operations

        The following table shows, as of March 1, 2012, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MGTS	Moscow	No. 30000	December 11, 2013
MGTS	Moscow	No. 73888	July 28, 2015
MTS OJSC	Moscow	No. 94370	March 30, 2017
MTS OJSC	Russian Federation	No. 87176	February 16, 2013
MTS OJSC	Moscow Region	No. 94371	March 30, 2017
MTS OJSC	Moscow	No. 87181	February 16, 2016
MTS OJSC	Moscow Region	No. 87182	November 21, 2015
MTS OJSC	Rostov Region	No. 61088	August 1, 2013
MTS OJSC	Severnaya Osetia-Alania Republic	No. 61089	August 1, 2013
MTS OJSC	Krasnodar Region	No. 61090	August 1, 2013
MTS OJSC	Bashkortostan Republic	No. 77972	November 21, 2015
MTS OJSC	Astrakhan Region	No. 65672	January 19, 2014
MTS OJSC	Kemerovo Region	No. 65673	January 19, 2014
MTS OJSC	Arkhangelsk Region	No. 65677	January 19, 2014
MTS OJSC	Vologda Region	No. 65678	January 19, 2014
MTS OJSC	Kaliningrad Region	No. 65679	January 19, 2014
MTS OJSC	Karelia Republic	No. 65680	January 19, 2014
MTS OJSC	Murmansk Region	No. 65681	January 19, 2014
MTS OJSC	Novgorod Region	No. 65682	January 19, 2014
MTS OJSC	St. Petersburg	No. 65684	January 19, 2014
MTS OJSC	Komi Republic	No. 65685	January 19, 2014
MTS OJSC	Volgograd Region	No. 66352	March 4, 2014
MTS OJSC	Omsk Region	No. 90203	October 4, 2016
MTS OJSC	Khakassiya Republic	No. 75296	May 6, 2015
MTS OJSC	Tomsk Region	No. 56547	February 27, 2013
MTS OJSC	Altai Region	No. 56548	February 27, 2013
MTS OJSC	Krasnoyarsk Region	No. 56549	February 27, 2013
MTS OJSC	Novosibirsk Region	No. 56550	February 27, 2013
MTS OJSC	Khakassiya Republic	No. 88183	June 6, 2016
MTS OJSC	Kaluga Region	No. 87186	July 3, 2015
MTS OJSC	Tyumen Region	No. 87189	August 31, 2012
MTS OJSC	Volgograd Region	No. 90196	November 17, 2016
MTS OJSC	Irkutsk Region	No. 90208	October 24, 2016
MTS OJSC	Sakhalin Region	No. 90197	October 24, 2016
MTS OJSC	Primorsky Region	No. 90198	October 24, 2016
MTS OJSC	Bashkortostan Republic	No. 77981	September 8, 2015
MTS OJSC	Bashkortostan Republic	No. 92587	March 5, 2017
MTS OJSC	Kemerovo Region	No. 64842	December 26, 2013
MTS OJSC	Omsk Region	No. 90201	October 4, 2016
MTS OJSC	Udmurt Republic	No. 90202	October 4, 2016
MTS OJSC	Ryazan Region	No. 75034	July 3, 2015
MTS OJSC	Voronezh Region, Orel Region	No. 49876	October 24, 2012
MTS OJSC	Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 49877	February 7, 2013
MTS OJSC	Severnaya Osetia-Alania Republic	No. 51207	June 5, 2012

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Dagestan Republic	No. 87178	June 5, 2012
MTS OJSC	Tver Region	No. 56551	February 27, 2013
MTS OJSC	Smolensk Region	No. 56552	February 27, 2013
MTS OJSC	Buryatiya Republic	No. 58061	April 18, 2013
MTS OJSC	Saratov Region	No. 58062	April 18, 2013
MTS OJSC	Zabaykalsky Region	No. 75297	May 6, 2015
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 94373	April 17, 2017
MTS OJSC	Kaliningrad Region	No. 33926	December 17, 2012
MTS OJSC	Krasnoyarsk Region	No. 90204	October 24, 2016
MTS OJSC	Yaroslavl Region	No. 90185	October 24, 2016
MTS OJSC	Ivanovo Region	No. 90212	October 24, 2016
MTS OJSC	Astrakhan Region	No. 90199	October 24, 2016
MTS OJSC	Rostov Region	No. 90205	October 24, 2016
MTS OJSC	Krasnodar Region	No. 90213	October 24, 2016
MTS OJSC	Chelyabinsk Region	No. 90190	October 24, 2016
MTS OJSC	Perm Region	No. 90206	October 24, 2016
MTS OJSC	Kurgan Region	No. 90214	October 24, 2016
MTS OJSC	Khanty Mansiysk Autonomous Region	No. 90215	October 24, 2016
MTS OJSC	Tomsk Region	No. 90189	October 24, 2016
MTS OJSC	Novosibirsk Region	No. 90209	October 24, 2016
MTS OJSC	Altai Region	No. 90191	October 24, 2016
MTS OJSC	Samara Region	No. 90210	October 24, 2016
MTS OJSC	Orenburg Region	No. 90192	October 24, 2016
MTS OJSC	Tatarstan Republic	No. 90207	October 24, 2016
MTS OJSC	Nizhny Novgorod Region	No. 90193	October 24, 2016
MTS OJSC	Kirov Region	No. 90188	October 24, 2016
MTS OJSC	Komi Republic	No. 90187	October 24, 2016
MTS OJSC	Sakha Republic (Yakutia)	No. 90186	October 24, 2016
MTS OJSC	Khabarovsk Region	No. 90194	October 24, 2016
MTS OJSC	Amur Region	No. 90195	October 24, 2016
Comstar Regions	Ryazan Region	No. 79714	October 23, 2015
Comstar Regions	Tver Region	No. 71081	November 24, 2014
Comstar Regions	Kaluga Region	No. 71078	November 24, 2014
Comstar Regions	Ivanovo Region	No. 71079	November 24, 2014
Comstar Regions	Smolensk Region	No. 71080	November 24, 2014
Comstar Regions	Tambov Region	No. 71705	December 18, 2014
Comstar Regions	Orel Region	No. 71715	December 18, 2014
Comstar Regions	Kursk Region	No. 71718	December 18, 2014
Comstar Regions	Samara Region	No. 72419	December 31, 2014
MGTS	Moscow	No. 60094	July 10, 2013
MGTS	Moscow Region	No. 66707	April 17, 2014
MGTS	Moscow Region	No. 66708	April 17, 2014
Comstar Regions	Ulyanovsk Region	No. 71089	November 24, 2014
Comstar Regions	Tambov Region	No. 71706	December 18, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Sverdlovsk Region	No. 84299	April 28, 2016
Comstar Regions	Sverdlovsk Region	No. 82418	March 15, 2016
Comstar Regions	Tyumen Region, Yamalo Nenetskiy Autonomous Region, Khanty Mansiysky Autonomous Region-Yugra	No. 81886	December 1, 2015
Comstar Regions	Tyumen Region, Yamalo Nenetskiy Autonomous Region, Khanty Mansiysky Autonomous Region-Yugra	No. 81893	December 1, 2015
Comstar Regions	Saratov Region	No. 80565	October 19, 2015
Comstar Regions	Ulyanovsk Region	No. 82807	December 15, 2015
Comstar Regions	Nizhniy Novgorod Region	No. 82806	December 15, 2015
Comstar Regions	Chelyabinsk Region	No. 82802	December 15, 2015
Comstar Regions	Irkutsk Region	No. 82801	December 15, 2015
Comstar Regions	Perm Region	No. 82799	December 15, 2015
Comstar Regions	Yaroslavl Region	No. 86886	May 6, 2016
Comstar Regions	The Udmurt Republic	No. 89706	July 28, 2016
Comstar Regions	Penza Region	No. 94385	March 14, 2017
Comstar Regions	Penza Region	No. 94388	March 14, 2017
Comstar Regions	Leningrad Region	No. 93879	December 7, 2016
Telematic Services
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78184	August 13, 2015
MTS OJSC	Mari El Republic	No. 77976	September 14, 2015
MTS OJSC	Volgograd Region	No. 75029	May 30, 2015
MTS OJSC	Primorsky Region	No. 79704	December 21, 2015
MTS OJSC	Sakhalin region, Magadan region, Kamchatka region, Buryatiya Republic	No. 75027	June 17, 2015
MTS OJSC	Zabaykalsky Region	No. 67990	June 5, 2014
MTS OJSC	Stavropol Region	No. 73258	May 26, 2015
MTS OJSC	Samara Region	No. 73944	May 26, 2015
MTS OJSC	Saratov Region	No. 73941	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73940	May 31, 2015
MTS OJSC	Kemerovo Region	No. 73007	May 31, 2015
MTS OJSC	Astrakhan Region	No. 75713	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75711	July 15, 2015
MTS OJSC	Kalmykia Republic	No. 75709	July 28, 2015
MTS OJSC	Chechen Republic	No. 54980	December 6, 2012
MTS OJSC	Krasnoyarsk Region	No. 58746	May 7, 2013
MTS OJSC	Tyva Republic	No. 75705	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75701	July 15, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77982	September 14, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77978	September 14, 2015
MTS OJSC	Rostov Region	No. 77973	October 26, 2015
MTS OJSC	Komi Republic, Perm Region, Orenburg Region, Orel Region, Nizhny Novgorod Region, Lipetsk Region, Moscow, Kostroma Region, Smolensk Region, Kirov Region, Kaluga Region, Ivanovo Region, Bryansk Region, Belgorod Region, Moscow Region, Kursk Region, Voronezh Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Pskov Region, Yaroslavl Region, Ryazan Region, Vladimir Region, Udmurt Republic, Tver Region, Tula Region, Tambov Region, Yamalo-Nenetsk Autonomous Region, Amur Region	No. 80186	February 15, 2016
MTS OJSC	Bashkortostan Republic	No. 86010	June 21, 2016
MTS OJSC	Khabarovsk Region	No. 75033	June 17, 2015
MTS OJSC	Novosibirsk Region	No. 82395	April 13, 2016
MTS OJSC	Khakassiya Republic	No. 75000	June 17, 2015
MTS OJSC	Tomsk Region	No. 75032	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75031	July 15, 2015
MTS OJSC	Tatarstan Republic	No. 75697	July 15, 2015
MTS OJSC	Vologda Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 90184	October 4, 2016
MTS OJSC	Altai Region	No. 91422	December 1, 2016
MTS OJSC	Altai Republic	No. 49807	May 22, 2012
MTS OJSC	Penza Region	No. 74091	April 1, 2015
MGTS	Moscow, Moscow Region	No. 90226	December 11, 2016
Leased Communications Circuits
MTS OJSC	Rostov Region	No. 59529	October 2, 2013
MTS OJSC	Mari El Republic	No. 77975	October 5, 2015
MTS OJSC	Zabaykalsky Region, Sakha Republic (Yakutia), Khabarovsk Region	No. 78822	November 21, 2015
MTS OJSC	Magadan Region	No. 96042	May 21, 2017
MTS OJSC	Irkutsk Region	No. 96040	May 21, 2017
MTS OJSC	Koryakski Autonomous Region, Kamchatka Region	No. 96043	May 21, 2017
MTS OJSC	Sakhalin Region	No. 76588	August 25, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Buryatiya Republic	No. 76589	August 25, 2015
MTS OJSC	Primorsky Region	No. 73005	May 10, 2015
MTS OJSC	Tver Region, Kostroma Region, Komi Republic, Moscow Region, Moscow	No. 61473	November 24, 2013
MTS OJSC	Penza Region	No. 81729	December 1, 2015
MTS OJSC	Aginski-Buryat Autonomous District	No. 81728	December 1, 2015
MTS OJSC	Ulyanovsk Region, Saratov Region, Samara Region	No. 73942	May 31, 2015
MTS OJSC	Stavropol Region, Astrakhan Region	No. 73259	May 31, 2015
MTS OJSC	Dagestan Republic	No. 96041	May 21, 2017
MTS OJSC	Volgograd Region, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic	No. 58060	April 18, 2013
MTS OJSC	Krasnoyarsk Region	No. 58748	May 7, 2013
MTS OJSC	Bashkortostan Republic	No. 58750	May 7, 2013
MTS OJSC	Tatarstan Republic	No. 58751	May 7, 2013
MTS OJSC	Tomsk Region, Kemerovo Region	No. 58752	May 7, 2013
MTS OJSC	Severnaya Osetia-Alania Republic, Kalmykia Republic	No. 58753	May 7, 2013
MTS OJSC	Chuvashia Republic	No. 75707	July 28, 2015
MTS OJSC	Tyva Republic	No. 75706	July 28, 2015
MTS OJSC	Vladimir Region, Tula Region, Smolensk Region, Ryazan Region, Pskov Region, Kaluga Region	No. 77974	October 7, 2015
MTS OJSC	Yaroslavl Region, Nizhny Novgorod Region, Kirov Region, Ivanovo Region	No. 77977	October 13, 2015
MTS OJSC	Krasnodar Region, Adygeya Republic	No. 75703	July 15, 2015
MTS OJSC	Russian Federation	No. 94560	December 29, 2016
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Amur Region, Udmurt Republic, Tambov Region, Perm Region, Orenburg Region	No. 82394	April 13, 2016
MTS OJSC	Mordovia Republic	No. 78823	December 23, 2015
MTS OJSC	Novosibirsk Region, Altai Republic, Altai Region	No. 76586	July 28, 2015
MTS OJSC	Khakassiya Republic	No. 74998	June 17, 2015
MTS OJSC	Kaliningrad Region	No. 92589	March 1, 2017
MTS OJSC	Vologda Region, Novgorod Region, Yamalo-Nenetsk Autonomous region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 92586	March 1, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Omsk Region	No. 91421	December 27, 2016
MTS OJSC	Chukotsk Autonomous Region	No. 68959	August 6, 2014
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 68431	July 2, 2014
MGTS	Moscow	No. 29336	December 11, 2013
Data Transmission Services
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78185	August 13, 2015
MTS OJSC	Zabaykalsky Region	No. 67991	June 5, 2014
MTS OJSC	Mari El Republic	No. 77971	September 14, 2015
MTS OJSC	Altai Region	No. 60113	October 31, 2013
MTS OJSC	Volgograd Region	No. 74996	June 30, 2015
MTS OJSC	Sakhalin Region, Magadan Region, Kamchatka Region, Buryatiya Republic	No. 75026	June 17, 2015
MTS OJSC	Primorsky Region	No. 79703	December 21, 2015
MTS OJSC	Stavropol Region	No. 73856	May 26, 2015
MTS OJSC	Samara Region	No. 73943	May 26, 2015
MTS OJSC	Kemerovo Region	No. 73006	May 31, 2015
MTS OJSC	Saratov Region	No. 73939	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73938	May 31, 2015
MTS OJSC	Astrakhan Region	No. 75712	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75710	July 15, 2015
MTS OJSC	Chechen Republic	No. 54981	December 6, 2012
MTS OJSC	Krasnoyarsk Region	No. 58747	May 7, 2013
MTS OJSC	Kalmykia Republic	No. 75708	July 28, 2015
MTS OJSC	Tyva Republic	No. 75704	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75702	July 15, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77979	September 14, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77980	September 14, 2015
MTS OJSC	Rostov Region	No. 82396	April 3, 2016
MTS OJSC	Bashkortostan Republic	No. 75001	June 30, 2015
MTS OJSC	Khabarovsk Region	No. 75028	May 31, 2015
MTS OJSC	Altai Republic	No. 75700	July 15, 2015
MTS OJSC	Novosibirsk Region	No. 75699	July 15, 2015
MTS OJSC	Khakassiya Republic	No. 74999	June 17, 2015
MTS OJSC	Tomsk Region	No. 74997	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75030	June 17, 2015
MTS OJSC	Tatarstan Republic	No. 75698	July 15, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Perm Region	No. 93682	April 17, 2017
MTS OJSC	Orenburg Region	No. 93684	April 17, 2017
MTS OJSC	Udmurt Republic, Nizhny Novgorod Region, Kirov Region	No. 93685	April 17, 2017
MTS OJSC	Moscow, Moscow Region	No. 93680	April 17, 2017
MTS OJSC	Amur Region	No. 93681	April 17, 2017
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 93686	April 17, 2017
MTS OJSC	Yaroslavl Region, Vladimir Region, Tver Region, Tula Region, Tambov Region, Smolensk Region, Ryazan Region, Kostroma Region, Kaluga Region, Ivanovo Region	No. 96687	April 17, 2017
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Komi Republic, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg,	No. 93683	April 17, 2017
MTS OJSC	Penza Region	No. 74182	April 1, 2015
MGTS	Moscow Region	No. 66706	April 17, 2014
MGTS	Moscow	No. 61511	December 11, 2013
MGTS	Moscow	No. 79706	February 16, 2016
Data Transmission Services for Voice
MTS OJSC	Kaluga Region	No. 87185	October 26, 2015
MTS OJSC	Yaroslavl Region	No. 87179	March 15, 2016
MTS OJSC	Rostov Region	No. 87180	February 16, 2016
MTS OJSC	Ivanovo Region	No. 87183	October 31, 2015
MTS OJSC	Moscow Region	No. 87184	October 26, 2015
MTS OJSC	Moscow	No. 94372	March 30, 2017
MTS OJSC	Sakhalin Region, Primorsky Region, Irkutsk Region	No. 80184	December 12, 2015
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 76587	July 28, 2015
MTS OJSC	Bashkortostan Republic	No. 82398	April 11, 2016
Comstar Regions	Nizhny Novgorod Region	No. 70501	February 17, 2013
Comstar Regions	Samara Region	No. 72422	December 31, 2014
Comstar Regions	Udmurt Republic	No. 70556	February 07, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Yamalo-Nenetsk Autonomous Region, Khanty Mansiysk Autonomous Region, Tyumen Region	No. 81889	December 01, 2015
Comstar Regions	Perm Region	No. 70515	February 22, 2015
Comstar Regions	Sverdlovsk Region	No. 82416	March 15, 2016
Comstar Regions	Ryazan Region	No. 92022	December 08, 2016
Comstar Regions	Tver Region	No. 71093	November 24, 2014
Comstar Regions	Smolensk Region	No. 71094	November 24, 2014
Comstar Regions	Tambov Region	No. 71708	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71703	December 18, 2014
Comstar Regions	Volgograd Region	No. 70460	August 31, 2012
Comstar Regions	Krasnodar Region	No. 70490	August 31, 2012
Comstar Regions	Leningrad Region	No. 86882	May 16, 2016
Comstar Regions	St. Petersburg	No. 72755	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72753	January 28, 2015
Comstar Regions	Novgorod Region	No. 72748	January 28, 2015
Comstar Regions	Kemerovo Region	No. 71724	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71723	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71721	December 18, 2014
Comstar Regions	Omsk Region	No. 71722	December 18, 2014
Comstar Regions	Vologda Region	No. 72749	January 28, 2015
Comstar Regions	Saratov Region	No. 80566	October 19, 2015
Comstar Regions	Chelyabinsk Region	No. 81891	December 15, 2015
Comstar Regions	Penza Region	No. 94384	March 01, 2017
Comstar Regions	Kirov Region	No. 93878	December 07, 2016
Comstar Regions	Irkutsk Region	No. 93880	December 07, 2016
Mobile Radio Services
Comstar Regions	Rostov Region	No. 70524	August 31, 2012
Comstar Regions	Tyumen Region, Yamalo Nenetskiy Autonomous Region, Khanty Mansiysky Autonomous Region-Yugra	No. 82793	December 15, 2015
Telecommunications Services for Cablecasting
MTS OJSC	Russian Federation	No. 71222	November 24, 2014
Telecommunications Services for Broadcasting
Comstar Regions	Tver	No. 85267	December 27, 2012
Comstar Regions	Severodvinsk	No. 89469	August 1, 2014
Comstar Regions	Kaluga	No. 85261	June 13, 2013
Comstar Regions	Nizhniy Novgorod	No. 85261	June 26, 2013
Comstar Regions	Arkhangelsk	No. 85263	November 4, 2014
Comstar Regions	Koryazhma	No. 85263	November 4, 2014
Comstar Regions	Rostov-on-Don	No. 85264	September 27, 2013
Comstar Regions	Yekaterinburg	No. 85265	September 29, 2013
Comstar Regions	Taganrog	No. 86478	March 30, 2014
Comstar Regions	Astrakhan	No. 86479	August 30, 2014
Comstar Regions	Nizhniy Tagil, Sverdlovsk Region	No. 90643	July 19, 2012
Comstar Regions	Izhevsk	No. 94936	July 19, 2012
Comstar Regions	Ivanovo	No. 94937	September 29, 2015

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2011.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
Comstar Regions	Consolidated	100.0%	Russia
Sistema Telecom	Consolidated	100.0%	Russia
Infocentr	Consolidated	100.0%	Russia
Inteleca Group	Consolidated	100.0%	Russia
Altair	Consolidated	100.0%	Russia
Teleradiokompania "TVT"	Consolidated	100.0%	Russia
TS-Retail	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.1%	Russia
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Finance(1)	Consolidated	100.0%	Luxembourg
Uzdunrobita	Consolidated	100.0%	Uzbekistan
BCTI	Consolidated	100.0%	USA
MTS Bermuda(2)	Consolidated	100.0%	Bermuda
MTS International Funding(3)	Consolidated	VIE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
MTS Belarus	Equity	49.0%	Belarus
IntellectTelecom	Equity	47.0%	Russia

(1)
Represents beneficial ownership interest.

(2)
A wholly owned subsidiary established to repurchase our ADSs.

(3)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a variable interest entity of the Group.

        See also Note 2 to our audited consolidated financial statements.

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, 24/2 Malaya Dmitrovka Street, Sheremetyevo Airport, 58\1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, 12/3 Petrovsky Blvd., 27/2 Smolenskaya-Sennaya square, 25/1 Bolshaya Ordynka, and 25/2 Bolshaya Ordynka, which we use for administration, sales and other service centers as well as operation of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 238 buildings located throughout Moscow, which serve as sales and customer service offices and house MGTS'

telecommunication equipment. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. GSM and 3G technologies are based on an "open architecture," which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers.

        The table below sets forth certain information on our network equipment as of December 31, 2011.

	Base stations GSM-900	Base stations GSM-1800	Base stations UMTS-2100	Base station controllers*	Switches*	Media gateways
Russia	20951	13991	21670	908	175	124
Ukraine	5376	8745	—	352	43	4
Uzbekistan	770	1960	805	67	35	53
Turkmenistan	630	521	42	15	3	8
Armenia	819	82	743	32	6	6

(*)
Includes 3G equipment.

Item 4A.   Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations is intended to help the reader understand us, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in "Item 3. Key Information—D. Risk Factors" for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under "Item 3. Key Information—D. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

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

A.  Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories.

        According to AC&M-Consulting, we are the largest mobile operator in Russia, Uzbekistan, and Armenia and the second largest in Ukraine in terms of mobile subscribers. As of December 31, 2011, we had a mobile subscriber base of approximately 101.14 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share as of December 31, 2011, according to Direct INFO.

        Our revenues for the year ended December 31, 2011, were $12,318.7 million, an increase of 9.1% from the year ended December 31, 2010. Our net income for the year ended December 31, 2011, was $1,444.0 million, an increase of 4.6% from the year ended December 31, 2010. Our revenues historically have increased through organic growth, as well as through acquisitions.

        The acquisition of Comstar in 2009 and the subsequent merger have provided us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator.

        We also aggressively expanded our proprietary retail and distribution network over the course of 2009, 2010 and 2011, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our 3G and broadband Internet networks.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2009, 2010 and 2011 were $2,328.3 million, $2,647.1 million and $2,584.5 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2009, 2010 and 2011 was $3,592.2 million, $3,617.2 and $3,849.0 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 86 billion (equivalent in aggregate to $2.7 billion as of December 31, 2011). Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately $5.3 billion as of December 31, 2011.

        We repaid approximately $358.0 million of indebtedness in 2011. As of December 31, 2011, the total amount available to us under our credit facilities amounted to $1,321.3 million. We had total indebtedness of approximately $8.7 billion as of December 31, 2011, including capital lease obligations, compared to approximately $7.2 billion as of December 31, 2010.

        Our total interest expense for the years ended December 31, 2010 and 2011 was $777.3 million and $656.9 million, net of amounts capitalized, respectively. See Note 16 to our audited consolidated financial statements for a description of our indebtedness.

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

Segments

        We have two reportable segments and four operating segments.

        We align our business into two reportable segments, Russia and Ukraine, to effectively manage both the mobile and the fixed line operations as an integrated business and to respond to the demands of our customers. The "Other" category does not constitute either an operating segment or a reportable segment. Rather, it includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Uzbekistan, Armenia, and corporate headquarters expenses. See also Note 26 to our audited consolidated financial statements for segment information.

        We manage our operations separately in each country where we operate due to the different economic and regulatory environments, which require us to separately and specifically tailor our marketing and investment strategies. Our management evaluates our performance based on the operating results in each country. Thus, we currently have four operating segments that correspond to our countries of operation and business activities: (1) Russia, (2) Ukraine, (3) Uzbekistan, and (4) Armenia, which include our mobile and fixed line communications operations in Russia, Ukraine, Uzbekistan and Armenia, respectively.

        The net operating revenues of our reportable segments for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Net operating revenues
Russia	$8,074,816	$9,414,933	$10,632,278
Ukraine	$1,048,751	$1,072,830	$1,142,557
Other	$787,543	$864,372	$643,030
Eliminations(1)	$(43,857)	$(58,899)	$(99,177)

Net operating revenues as reported	$9,867,253	$11,293,236	$12,318,688

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2009	2010	2011
	(in millions)
Subscribers(1)
Russia	69.3	71.4	70.0
Ukraine(2)	17.6	18.2	19.5
Uzbekistan	7.1	8.8	9.3
Armenia	2.1	2.5	2.4

Turkmenistan(3)	1.8	2.4	n/a

Total consolidated	97.8	103.3	101.1

MTS Belarus (unconsolidated)	4.6	4.7	4.9

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

(2)
Including CDMA subscribers starting 2011.

(3)
We do not present subscribers for 2011 as our operations in Turkmenistan have been terminated.

        We had approximately 69.95 million subscribers in Russia as of December 31, 2011, and a leading 30.7% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 156.8%, according to AC&M-Consulting. We had approximately 19.51 million subscribers in Ukraine as of December 31, 2011 and, according to AC&M-Consulting, a 35.8% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2011, we had approximately 9.30 million subscribers in Uzbekistan and 2.38 million subscribers in Armenia, representing a 39.2% and 63.9% market share, respectively, according to AC&M-Consulting and our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Operations."

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

	Year Ended December 31,
	2009	2010	2011
Subscriber Churn
Russia	38.3%	45.9%	47.6%
Ukraine	40.0%	31.0%	30.7%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia increased by 1.7% in 2011, as compared to 2010, as our mobile subscribers became more price sensitive and more likely to switch tariffs and switch to operators with lower-priced tariff plans and offers. In addition, due to the financial distress experienced by several mobile retailers in Russia, many increased their sales efforts in 2010 and

2011 to stimulate revenue earned from subscription fees, which we believe led to a decline in the quality of new subscribers.

        The churn rate in Ukraine remained stable at 30.7% and 31.0% in the years ended December 31, 2011 and 2010 respectively. It remains high due to the competitive environment among mobile operators in Ukraine, which has significantly intensified in recent years.

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

	Year Ended December 31,
	2009	2010	2011
Average monthly service revenue per subscriber
Russia	$7.8	$8.3	$9.3
Ukraine	$4.7	$4.8	$4.9
Average monthly minutes of use per subscriber
Russia	213	234	269
Ukraine	462	535	580

        Average monthly service revenue per subscriber in Russia increased to RUB 272.6 ($9.3) for the year ended December 31, 2011, from RUB 252.8 ($8.3) for the year ended December 31, 2010. This increase was coupled with a stable subscriber base in 2011, and was caused by inflation and an increase in the disposable income of the general population. Average monthly minutes of use per subscriber in Russia increased from 234 minutes in 2010 to 269 minutes in 2011 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic.

        In Ukraine, average monthly service revenue per subscriber remained stable at UAH 38.8 ($4.9 in 2011; $4.8 in 2010). The average monthly minutes of use per subscriber increased from 462 minutes in 2009 to 535 minutes in 2010 and to 580 minutes in 2011 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates, as well as the increased use by subscribers of tariffs that include a flat amount of minutes per month.

Revenues

        Our principal sources of revenue are:

  •
  mobile service revenues, which include usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees;

  •
  fixed service revenues from individual and corporate subscribers, which include monthly subscription fees, traffic charges, connection fees, revenues from broadband Internet connection and data transmission services, revenues from pay-TV and from sales of end-user telecommunications equipment. Fixed service revenues also include revenues received from operators, which are comprised of revenues from the renting out of channels and traffic charges and revenues from the renting out of telecommunications infrastructure; and

  •
  revenues from sales of handsets and accessories.

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations" "—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

        Certain of our fixed service tariffs are regulated, including tariffs charged by Moscow incumbent operator MGTS for installation fees, monthly subscription fees and local call charges, as well as interconnect and traffic transit tariffs. The interconnect tariffs charged by us are also regulated by the Federal Agency on Communications.

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 37.3% in 2009, 35.5% in 2010 and 31.5% in 2011. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 10.7%, 10.2% and 10.8% of our total revenues in 2009, 2010 and 2011, respectively. The steady growth of our revenues was accompanied by the growth in traffic volumes from our competitors. We expect that interconnect revenues in absolute terms will increase due to the growth in traffic volumes from our competitors.

        Value-added services as a percentage of our total revenues comprised 14.1% in 2009, 15.2% in 2010 and 18.2% in 2011. We offer our subscribers an array of value-added services. The increase in 2011 in revenue from value-added services was due to an increase in data traffic, resulting from active marketing initiatives, expansion of mobile internet penetration and overall improvement of the quality of these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 9.2% in 2009, 7.3% in 2010 and 7.4% in 2011, respectively. The fluctuations of the monthly subscription fees as a percentage of our total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 1.2% in 2009, 1.0% in 2010 and 0.8% in 2011. We generally expect that roaming fees will continue to decline as a percentage of our total revenues due to the large increase of revenues from our value-added services. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.1% in 2009, 8.6% in 2010 and 8.4% in 2011. The decline in 2011 is mainly attributable to the increase in revenues from our value-added services, which grew faster than our revenue from roaming fees.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 18 to our audited consolidated financial statements. Connection fees represented 0.5%, 0.4%, 0.3% of our total revenues in 2009, 2010, and 2011, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 14.6%, 14.9% and 14.9% of our total revenues in 2009, 2010 and 2011, respectively. The continued growth of our revenues was accompanied by an increase in regulated tariffs and acquisitions of several regional operators. We expect that fixed service revenues in absolute terms will grow due to the further increase in regulated tariffs caused by inflation and future acquisitions.

Sales of Handsets and Accessories

        During 2009 we significantly expanded our retail network through acquisitions of national and regional dealer chains. During 2010 and 2011, our retail network grew through organic expansion. As a result of the establishment of new points of sale and the overall expansion of retail activities in 2010 and 2011, revenue from the sale of handsets and accessories as a percentage of total revenue increased to 7.2% in 2011 compared to 6.3% in 2010 and 3.6% in 2009.

        In August 2008, we signed an agreement with Apple Sales International and launched iPhone 3G™ sales in October 2008. Under the agreement, we have committed to purchasing a certain quantity of iPhone 3G™ handsets over 2009, 2010 and 2011. The purchase agreement with Apple Sales International expired on March 31, 2012, and we intend to negotiate an extension of this agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Our failure to fulfill our iPhone handset purchase commitment under our agreement with Apple Sales International could have a material adverse effect on our financial condition and results of operations," "—Tabular Disclosure of Contractual Obligations" and Note 27 to our audited consolidated financial statements.

        We expect that sales of handsets and accessories will decrease as a percentage of total revenue due to our reduction of wholesales to third-party retailers as we intend to maintain a strong gross margin and wholesales to third-party retailers generally do not contribute to a strong gross margin. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of Handsets and Accessories" below.

Cost of Services

        Interconnect and Line Rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 11.5% in 2009, 11.5% in 2010 and 12.3% in 2011. Line rental charges as a percentage of our total revenues represented 1.7% in 2009, 1.6% in 2010 and 1.9% in 2011.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater voice usage through the introduction of new tariff plans and services, which may be supported by marketing campaigns.

        We expect line rental costs to increase based on the number of base stations, base station controllers, the number and capacity of rented lines.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 1.9% in 2009, 1.7% in 2010 and 1.4% in 2011.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of our total revenues represented 3.8% in 2009, 6.4% in 2010 and 7.3% in 2011. The increase in 2010 and 2011 was primarily attributable to the expansion of our proprietary retail network. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users. In the years ended December 31, 2009, 2010, and 2011 we provided net handset subsidies in Ukraine totaling $15.6 million, $12.8 million, and $8.6 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to $77.1 million in 2009, $71.9 million in 2010 and $57.1 million in 2011.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. Although we generally expect that our sales and marketing expenses will continue to increase, we retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment. We also expect to experience certain efficiencies and savings in these costs as we further develop our retail network operations

Mobile dealer commissions and mobile SAC in Russia and Ukraine

        For the structure of our dealer commissions in Russia and Ukraine please see "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        We measure subscriber acquisition costs ("SAC") to monitor the cost-effectiveness of our sales and marketing expenses. We define SAC as total sales and marketing expenses for a given period. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added during the period. The following table shows SAC in Russia and Ukraine for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
SAC per Gross New Subscriber
Russia	$18	$19	n/a*
Ukraine	$7	$8	$8

*
Since completion of the merger with Comstar in 2011, we ceased calculating SAC per Gross New Subscriber, as separation of mobile sales and marketing expenses in Russia has become impracticable.

        SAC in Ukraine remained relatively stable in U.S. dollar terms in 2011 as compared to 2010.

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

  •
  other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 23.0% in 2009, 22.9% in 2010 and 22.4% in 2011. Sundry operating expenses as a percentage of revenue are expected to decrease over time as a result of our cost reduction programs and continued improvement of operating efficiency.

Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for 2011 remained stable and amounted to $111.3 million, or 0.9% of our total revenues and $111.1 million, or 1.0% of our total revenues, for 2010.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues increased to 19.0% for the year ended December 31, 2011 as compared to 17.7% of our total revenues for the year ended December 31, 2010. This increase was in line with our expectations, and we expect further increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Interest Expense

        Our interest expense for 2011 decreased by $120.4 million or 15.5% compared to 2010 and amounted to $656.9 million. We expect interest expense to increase, which is principally associated with external debt incurred by us to finance our network development and modernization programs, as well as increased borrowing costs due to the current global market and economic conditions.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of business expenses incurred in such operations with certain exceptions.

        Effective January 1, 2009, the statutory income tax rate in Russia was reduced from 24% to 20%. Effective April 1, 2011, the statutory income tax rate in Ukraine was reduced from 25% to 23%. Subsequently, the rate in Ukraine will decrease to 21% in 2012, to 19% in 2013 and to 16% in 2014. The effective tax rate applicable to our consolidated group in the year ended December 31, 2011 was 25.3%. The effective tax rate differs from the statutory rate as a result of adjustments to the reserve for uncertain tax positions, adjustments to the deferred tax asset valuation allowance and other nondeductible items.

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

        In addition, a decline in the value of our functional currencies against the U.S. dollar will result in revenue decrease in U.S. dollar terms, and would be reflected in our audited consolidated financial statements. The Group's and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. During 2010, the U.S. dollar fluctuated against the ruble. As a result, the average exchange rate of the U.S. dollar against the ruble in 2010 decreased by 4.3% as compared to 2009, which resulted in an overall increase in our revenues and operating costs in our audited consolidated financial statements for 2010. In 2011, the U.S. dollar continued to fluctuate against the ruble and the average exchange rate of the U.S. dollar against the ruble in 2011 decreased by 3.3% as compared to 2010. This change resulted in an overall increase in our revenues and operating costs in our audited consolidated financial statements for the year ended December 31, 2011. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Ruble depreciation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and will affect the value of dividends received by holders of ADSs" and "—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2006	9.0%
2007	11.9%
2008	13.3%
2009	8.8%
2010	8.8%
2011	6.1%

Source: Federal State Statistics Service

        The Ukrainian economy has also been characterized by high rates of inflation:

Year	Inflation rate
2006	9.1%
2007	12.8%
2008	25.2%
2009	15.9%
2010	9.4%
2011	8.0%

Source: State Statistics Committee of Ukraine

        Inflation rates in Uzbekistan and Armenia in 2011 were estimated at 8% and 4.8%, respectively.

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

        Below is a list of our major acquisitions during 2009, 2010 and 2011.

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
2009
Dagtelecom	Dagestan region mobile operator	January 2009	25.01%	38.8
Telefon.ru	Mobile phone retail chain	February 2009	100.0%	60.0
Eldorado	Mobile phone retail chain	March 2009	100.0%	17.9
Stream-TV	Digital television company	March 2009	100.0%	117.2
Kolorit	Outdoor advertising services	September 2009	100.0%	39.7

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
Comstar(2)	Fixed line operator	October 2009	50.91%	1,322.3	(3)
Teleforum	Mobile phone retail chain	October 2009	100.0%	2.2
Evrotel	Fixed line operator	December 2009	100.0%	90.0

				$1,688.1

2010
Tenzor Telecom	Fixed line operator	February 2010	100%	6.2
Penza Telecom	Fixed line operator	June 2010	100%	19.3
SWEET-COM	Holder of licenses for provision of telematics communications and data transmission services	June 2010	25.1%	8.5
TS-Retail(3)	Mobile phone retail chain	June 2010	15%	0.0
Multiregion	Fixed line operator	July 2010	100%	123.6
Metro-Telecom	Optical fiber network provider	August 2010	95%	11.0
Sistema Telecom	Holder of MTS' trademark	December 2010	100%	379.0
NMSK	Fixed line operator	December 2010	100%	23.2
Lanck Telecom	Fixed line operator	December 2010	100%	17.8

				$588.6

2011
Infocentr	Optical fiber network provider	April 2011	100%	15.4
Inteleca Group	Optical fiber network provider	April 2011	100%	19.2
Altair	Fixed line operator	August 2011	100%	25.6
Teleradiokompania "TVT"	Fixed line operator	October 2011	100%	162.5
MGTS(4)	Fixed line operator	December 2011	29%	667.8

				$890.5

(1)
Excluding debt assumed.

(2)
In December 2009, in a series of transactions, we acquired an additional 14.2% stake in MGTS in exchange for 31,816,462 ordinary MTS shares and $7.3 million in cash. The MGTS stake was held by a wholly owned subsidiary of Comstar. Simultaneously, we received shares representing 11.06% of the total shares outstanding Comstar from MGTS Finance S.A., a wholly owned subsidiary of MGTS. We paid Comstar cash consideration of $8.3 million. As a result of these transactions, our ownership stake in Comstar increased to 61.97% as of December 31, 2009. We further increased our ownership stake in Comstar to 70.97% in September 2010 through a voluntary tender offer. See Note 3 to our audited consolidated financial statements.

(3)
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

(4)
MTS acquired 29% of MGTS ordinary shares as part of its acquisition of a 100% stake in CJSC Sistema-Inventure, which directly owned 29% of the ordinary shares of MGTS.

Results of Operations

        Formerly, we had three reportable segments: Russia Mobile, Russia Fixed and Ukraine Mobile. Following our merger with Comstar in 2011 and its complete integration into us, the fixed line business became an inseparable part of the core mobile business. Both the mobile and the fixed line services are now provided through one integrated business unit. This has affected our presentation of information about segments, as our Board and management have identified two reportable segments: Russia and Ukraine. See "—Segments."

        Headquarters expenses are not allocated to any reportable segments and are included in other countries and business activities results of operations ("Other"). See Note 26 to our audited consolidated financial statements for additional information.

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Net operating revenues
Russia	$8,074,816	$9,414,933	$10,632,278
Ukraine	1,048,751	1,072,830	1,142,557
Other	787,543	864,372	643,030
Eliminations(1)	(43,857)	(58,899)	(99,177)

Net operating revenues as reported	$9,867,253	$11,293,236	$12,318,688

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia	$1,935,762	$2,571,484	$3,173,769
Ukraine	332,807	313,742	320,862
Other	156,793	156,617	132,745
Eliminations(1)	(38,587)	(53,272)	(91,250)

Cost of services and cost of handsets and accessories as reported	$2,386,775	$2,988,570	$3,536,126

Sundry operating expenses(2)
Russia	$1,897,443	$2,046,999	$2,182,519
Ukraine	151,061	178,536	197,315
Other	303,460	494,989	380,616
Eliminations	(29)	(1,497)	(199)

Sundry operating expenses as reported	$2,351,935	$2,719,027	$2,760,251

Sales and marketing expenses
Russia	$582,673	$704,108	$749,546
Ukraine	92,598	81,925	76,062
Other	58,451	69,971	59,768
Eliminations	(5,239)	(5,420)	(7,154)

Sales and marketing expenses as reported	$728,483	$850,584	$878,222

Depreciation and amortization expenses
Russia	$1,305,556	$1,418,727	$1,752,022
Ukraine	352,037	354,154	344,709
Other	186,581	227,615	238,473

Depreciation and amortization as reported	$1,844,174	$2,000,496	$2,335,204

Operating Income
Russia	$2,353,380	$2,673,617	$2,774,422
Ukraine	120,248	144,473	203,609
Other	82,257	(84,820)	(168,572)
Eliminations	—	1,289	(574)

Operating income as reported	$2,555,885	$2,734,559	$2,808,885

(1)
Represents the elimination of inter-company transaction results, primarily interconnect and roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2011, increased by $1,025.5 million, or 9.1%, to $12,318.7 million from $11,293.2 million for the year ended December 31, 2010. The dominant reason for the growth of our consolidated revenues for the year ended December 31, 2011, was the large increase in the usage of value-added services by our subscribers, which was mainly attributable to the increase of data traffic due to our active promotion of value-added services, the increase of mobile Internet penetration, active 3G network expansion and the consequent improvement of the quality of value-added services. The increase of our consolidated revenues for the year ended December 31, 2011, was also helped by the growth of interconnect revenues, fixed revenues, sales of handsets and accessories. The growth of our interconnect revenues was supported by the overall increase in the volume of traffic from our competitors. The growth of fixed revenues was attributable to the regulatory price increase and the acquisitions of various regional operators throughout the year. The increase in sales of handsets and accessories was stimulated by the continued expansion of our retail operations. Our consolidated mobile subscriber base, excluding subscribers in Turkmenistan, remained stable and amounted to 101.1 million as of December 31, 2011. In Armenia and Uzbekistan, our revenues decreased in functional currency terms mainly due to the highly competitive environment in these countries.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2011, increased by 18.3% to $3,536.1 million from $2,988.6 million for the year ended December 31, 2010. Our consolidated cost of services and cost of handsets and accessories as a percentage of our total revenues in the year ended December 31, 2011, increased to 28.7% as compared to 26.5% in the year ended December 31, 2010, due to the expansion of our retail operations, which generally have lower margins than our communications service operations. The cost of value-added services as a percentage of our total revenues in the year ended December 31, 2011, increased to 3.1% as compared to 2.5% in the year ended December 31, 2010, which corresponds to the increase in value-added services revenues. Interconnect expenses as a percentage of our total revenues in the year ended December 31, 2011, increased to 12.3%, as compared to 11.5% in the year ended December 31, 2010, due to an increase in outgoing traffic volumes.

        Russia revenues for the year ended December 31, 2011, increased by 12.9% to $10,632.3 million from $9,414.9 million for the year ended December 31, 2010. The increase in Russia revenues in the year ended December 31, 2011, was primarily due to the growth of revenues from value-added services, fixed revenues, interconnect revenues, sales of handsets and accessories. The increase in Russia revenues for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is also partially attributable to the appreciation of the Russian ruble, our functional currency in Russia, against the U.S. dollar. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2011, grew to 17.2% as compared to 14.3% in the year ended December 31, 2010, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues as a percentage of Russia revenues in the year ended December 31, 2011, grew to 10.4%, as compared to 9.5% in the year ended December 31, 2010, due to the growth in the volume of traffic from our competitors. Our continued expansion of our monobrand retail chain in 2011 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 8.2% in the year ended December 31, 2011, from 7.5% in the year ended December 31, 2010. The increase in fixed revenues was primarily due to the continued growth in domestic and international long distance and "calling party pays" traffic volumes, growth in the broadband Internet business and the regulatory price increase for residential and corporate voice services.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2011, increased by 23.4% to $3,173.8 million from $2,571.5 million for the year ended December 31, 2010. The growth was primarily due to the increase in outgoing traffic volumes, cost of handsets and accessories and cost of value-added services. Interconnect expenses increased to $1,347.0 million or 12.7% of Russia revenues in the year ended December 31, 2011, from $1,083.4 million or 11.5% of Russia revenues in the year ended December 31, 2010, mainly due to the growth in outgoing network traffic. Cost of handsets and accessories sold and SIM-cards provided to customers as a percentage of Russia revenues in the year ended December 31, 2011, increased to 8.1% as compared to 7.3% in the year ended December 31, 2010, mainly due to to the continued expansion of our retail business in 2011. Active promotion of value-added services during the year ended December 31, 2011, resulted in an increase of value-added services cost as a percentage of Russia revenues in the year ended December 31, 2011, to 3.1% as compared to 2.5% in the year ended December 31, 2010.

        Ukraine revenues increased by 6.5% to $1,142.6 million in the year ended December 31, 2011, from $1,072.8 million in the year ended December 31, 2010, primarily due to the growth in usage of value-added services by our subscribers and the increase in the number of our subscribers by 7.1% to 19.5 million from 18.2 million. Value-added services revenues increased by 23.6% to $303.1 million in the year ended December 31, 2011, from $245.2 million in the year ended December 31, 2010, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2011, grew to 26.5%, as compared to 22.9% in the year ended December 31, 2010.

        Ukraine cost of services and cost of handsets and accessories increased insignificantly by 2.3% to $320.9 million in the year ended December 31, 2011, from $313.7 million in the year ended December 31, 2010. The increase occurred primarily due to an increase in regular payments for radio frequencies and growth of electricity tariffs regulated by the government by $11.5 million to $64.4 million in the year ended December 31, 2011, from $52.9 million in the year ended December 31, 2010, and to 5.6% from 4.9%, respectively, as a percentage of Ukraine revenues. This was partially offset by a decrease in interconnect expenses as a percentage of Ukraine revenues to 13.9% for the year ended December 31, 2011, from 15.2% for the year ended December 31, 2010, due to the decrease in interconnect rates charged by Kyivstar. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues decreased to 28.1% for the year ended December 31, 2011, from 29.2% for the year ended December 31, 2010.

        Other countries and business activities revenues for the year ended December 31, 2011, decreased by 25.6% to $643.0 million from $864.4 million for the year ended December 31, 2010. The decline was primarily caused by us ceasing to provide mobile telecommunications services in Turkmenistan at the end of 2010. In functional currency terms, we experienced a decrease in revenues in the year ended December 31, 2011, as compared to the year ended December 31, 2010, by approximately 1.6% in Uzbekistan and 3.4% in Armenia. While the subscriber base in Uzbekistan grew by 5.8% to 9.3 million as of December 31, 2011, from 8.8 million as of December 31, 2010, and traffic volume increased overall, these increases were offset by a decrease in tariffs as a response to our competitors' actions and the subscribers' migration to low cost tariff plans. The subscriber base in Armenia decreased by 3.4% to 2.4 million as of December 31, 2011, from 2.5 million as of December 31, 2010.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2011, decreased to $132.7 million from $156.6 million for the year ended December 31, 2010. The decline was primarily caused by us ceasing to provide mobile telecommunications services in Turkmenistan at the end of 2010.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2011, increased by 1.5% to $2,760.3 million from $2,719.0 million for the year ended December 31, 2010. The increase of $41.3 million in sundry operating expenses was partly attributable to a general increase in expenses caused by the growth in our operations, as well as the appreciation of the functional currencies, in countries in which we operate, against the U.S. dollar. Sundry operating expenses as a percentage of our total revenues decreased to 22.4% in the year ended December 31, 2011, from 24.1% in the year ended December 31, 2010. This decrease was mainly attributable to the decrease in salary expenses and related social contributions as a percentage of our revenues to 10.0% for the year ended December 31, 2011 from 10.4% for the year ended December 31, 2010, due to our cost reduction programs and improvements in operational efficiencies. Moreover, sundry operating expenses for the year ended December 31, 2010, were adversely affected by the impairment of our assets in Turkmenistan which contributed an additional 1.2% to sundry operating expense margin.

        Russia sundry operating expenses for the year ended December 31, 2011, increased by 6.6% to $2,182.5 million from $2,047.0 million for the year ended December 31, 2010. Russia sundry operating expenses as a percentage of Russia revenues decreased to 20.5% for the year ended December 31, 2011, from 21.7% for the year ended December 31, 2010. The decrease of Russia sundry operating expenses as a percentage of Russia revenues was mainly attributable to a decrease in the percentage of salary expenses and related social contributions to 9.0% for the year ended December 31, 2011, from 10.1% for the year ended December 31, 2010, due to our cost reduction programs and improvements in operational efficiencies.

        Ukraine sundry operating expenses for the year ended December 31, 2011, increased by 10.5% to $197.3 million from $178.5 million for the year ended December 31, 2010. Ukraine sundry operating expenses as a percentage of Ukraine revenues increased to 17.3% for the year ended December 31, 2011, from 16.6% for the year ended December 31, 2010. The increase is primarily attributable to the VAT-related changes in Ukrainian tax legislation.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2011, decreased by 23.1% to $380.7 million from $495.0 million for the year ended December 31, 2010. This decrease was primarily attributable to the termination of our operations in Turkmenistan and subsequent decline in sundry operating expenses by $190.2 million for the year ended December 31, 2011, including the impairment of assets in the amount of $137.8 million. The decrease was partially offset by the growth in sundry operating expenses of our corporate headquarters by $75.8 million due to the merger with Comstar, as sundry operating expenses of the former Comstar Headquarters are now included in other countries and business activities results of operations for the year ended December 31, 2011. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues increased to 59.2% for the year ended December 31, 2011, from 57.3% for the year ended December 31, 2010. This increase is mainly attributable to the merger with Comstar.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2011, increased by 3.2%, or $27.6 million, to $878.2 million from $850.6 million for the year ended December 31, 2010. This growth was mainly attributable to the increase in commissions payable to dealers while dealers' commissions as a percentage of our revenues remained stable at 4.7% for the years ended December 31, 2011 and 2010. This resulted from the fact that dealers acquired subscribers with a higher ARPU, while our subscriber base remained stable. Advertising and promotion expenses decreased by 4.5%, or $14.6 million, to $305.2 million for the year ended December 31, 2011, from $319.7 million for the year ended December 31, 2010, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues decreased to 7.1% for the year ended December 31, 2011, as compared to 7.5% for the year ended December 31, 2010.

        Russia sales and marketing expenses for the year ended December 31, 2011, increased to $749.5 million, or 7.0% of Russia revenue, from $704.1 million, or 7.5% of Russia revenue, for the year ended December 31, 2010. The increase in sales and marketing expenses by 6.4% was due to the appreciation of the ruble and the increase of dealers commissions. Dealer commissions as a percentage of Russia revenues decreased to 4.7% for the year ended December 31, 2011, from 4.9% for the year ended December 31, 2010. Advertising and marketing expenses as a percentage of Russia revenues decreased to 2.3% for the year ended December 31, 2011, as compared to 2.6% for the year ended December 31, 2010.

        Ukraine sales and marketing expenses for the year ended December 31, 2011, decreased to $76.1 million, or 6.7% of Ukraine revenues, from $81.9 million, or 7.6% of Ukraine revenues, for the year ended December 31, 2010. The decrease in sales and marketing expenses by $5.8 million and as a percentage of Ukraine revenues was primarily attributable to the reduction of advertising and promotion expenses as a result of our cost optimization efforts.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2011, decreased by 14.6% to $59.8 million from $70.0 million for the year ended December 31, 2010. This decrease was mainly attributable to the reduction of advertising and promotion expenses as a result of our cost optimization efforts. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses increased to 9.3% for the year ended December 31, 2011, from 8.1% for the year ended December 31, 2010. The increase was mainly attributable to the termination of our operations in Turkmenistan.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2011, increased by 16.7% to $2,335.2 million from $2,000.5 million for the year ended December 31, 2010. The increase was due to our increased asset base resulting from the continued expansion of our network through build-outs, as well as due to the decrease of the estimated useful life of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of our total revenues increased to 19.0% for the year ended December 31, 2011, from 17.7% for the year ended December 31, 2010, due to reasons described below.

        Russia depreciation and amortization for the year ended December 31, 2011, increased by 23.5% to $1,752.0 million from $1,418.7 million for the year ended December 31, 2010, mainly as a result of the build-out of our 3G networks and acquisition of fixed line operators. Depreciation and amortization expenses as a percentage of total revenues increased to 16.5% for the year ended December 31, 2011, from 15.1% for the year ended December 31, 2010.

        Ukraine depreciation and amortization for the year ended December 31, 2011, was $344.7 million, or 30.2% of Ukraine revenues, and $354.2 million, or 33.0% of Ukraine revenues, for the year ended December 31, 2010. Depreciation and amortization expense as percentage of Ukraine revenues decreased due to the growth of our revenues from value-added services.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2011, increased by 4.8% to $238.5 million from $227.6 million for the year ended December 31, 2010, and increased as a percentage of other countries and business activities total revenues to 37.1% from 26.3%, respectively. Growth in other countries and business activities depreciation and amortization expense as a percentage of other countries and business activities total revenues was primarily attributable to the termination of our operations in Turkmenistan and the overall growth of the depreciation expenses in Uzbekistan, where we continued the expansion of our network.

Operating Income

        Consolidated operating income increased by 2.7% to $2,808.9 million for the year ended December 31, 2011, from $2,734.6 million for the year ended December 31, 2010. Operating income as a percentage of our total revenues decreased to 22.8% for the year ended December 31, 2011, compared to 24.2% for the year ended December 31, 2010. The increase of operating income in absolute terms by $74.3 million was mainly driven by the growth of our consolidated revenues due to the factors described above. Moreover, the impairment of our assets in Turkmenistan adversely affected our operating income for the year ended December 31, 2010. The decrease in operating income margin for the year ended December 31, 2011, was primarily due to an increase in depreciation and amortization, cost of services and cost of handsets and accessories as a percentage of our total revenues.

        Russia operating income for the year ended December 31, 2011, increased by 3.8% to $2,774.4 million from $2,673.6 million for the year ended December 31, 2010. Russia operating income decreased as a percentage of Russia revenues to 26.1% for the year ended December 31, 2011, from 28.1% for the year ended December 31, 2010, mainly due to the increase in depreciation and amortization expenses as a percentage of Russia revenues to 16.5% for the year ended December 31, 2011, from 15.1% for the year ended December 31, 2010. The decrease was also accelerated by the expansion of our retail network with its historically lower margins on sales of handsets and accessories, and a slight increase in cost of services as a percentage of our Russia revenues to 21.7% for the year ended December 31, 2011, from 20.0% for the year ended December 31, 2010, due to the reasons described above. The increase of cost of services and cost of handsets and accessories was offset by a decrease in sales and marketing and sundry operating expenses as a percentage of Russia revenues to 27.6% for the year ended December 31, 2011, from 29.2% for the year ended December 31, 2010, due to cost reduction programs and improvements in operational efficiencies.

        Ukraine operating income for the year ended December 31, 2011, increased by 40.9% to $203.6 million from $144.5 million for the year ended December 31, 2010. Ukraine operating income increased as a percentage of Ukraine revenues to 17.8% for the year ended December 31, 2011, from 13.5% for the year ended December 31, 2010. These increases were largely due to the growth in Ukraine revenues and the simultaneous decline of interconnect expense as a percentage of Ukraine revenues due to a decrease in interconnect rates charged by Kyivstar. We also experienced a decrease of sales and marketing expenses as a percentage of Ukraine revenues to 6.7% for the year ended December 31, 2011, from 7.6% for the year ended December 31, 2010, which resulted from our cost optimization efforts. Depreciation and amortization expenses also declined as a percentage of our Ukraine revenues to 30.2% for the year ended December 31, 2011, from 33.0% for the year ended December 31, 2010.

        Other countries and business activities operating loss for the year ended December 31, 2011, amounted to $168.6 million, while other countries and business activities' operating loss for the year ended December 31, 2010, was $84.8 million. The increase in loss resulted from growth in sundry operating expenses of our corporate headquarters due to the reasons described above and the increase in depreciation and amortization expense as a percentage of other countries and business activities revenues to 37.1% for the year ended December 31, 2011, from 26.3% for the year ended December 31, 2010. This was primarily attributable to the termination of our operations in Turkmenistan and the increase in depreciation expenses in Uzbekistan where we continued to expand our network while our revenues decreased due to the factors described above.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2011, were $158.1 million, compared to gains of $20.2 million for the year ended December 31, 2010. We conduct our operations within the Russian Federation, Ukraine, Uzbekistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2011 and 2010, and the currency exchange and transaction losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2011 and 2010. The losses recognized in 2011 as compared to gains recorded in 2010 were mainly due to the depreciation of the Russian ruble and the Uzbek sum against the U.S. dollar and euro during the year ended December 31, 2011, as compared to 2010.

Interest expense

        Consolidated interest expense for the year ended December 31, 2011, decreased by $120.4 million, or 15.5%, to $656.9 million from $777.3 million for the year ended December 31, 2010. The decrease in the amount of $60.7 million is due to the decline in amortization of our debt issuance costs. In 2010, the amortization of debt issuance costs was affected by the voluntary repayment of approximately $1.4 billion of our debt balance outstanding as of December 31, 2010, before the due date, which resulted in an immediate write-off of the related debt issuance cost in a total amount of $24.3 million. Additionally, in 2010, we renegotiated the interest rates and maturities of several credit facilities, which led to a significant modification of the related debt agreements and the consequent write-off of capitalized issuance costs totaling $26.4 million. None of the amendments to our credit facilities agreements in 2011 were considered to be substantial, so that no additional expense occurred. The hedging activities in 2011 resulted in an interest expense decrease in the amount of $19.2 million as compared to 2010. The extension of our construction activities in 2011 allowed us to capitalize $8.4 million more interest expense than in 2010. The remaining decrease was due to the decrease in our weighted average interest rate in 2011. See Note 16 to our consolidated financial statements for more information.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2011, decreased by $21.2 million, or 30.0%, to a gain of $49.4 million, compared to a gain of $70.6 million for the year ended December 31, 2010. The decline is attributable to the significant depreciation of the Belarusian ruble against the U.S. dollar and subsequent decline in revenues of our equity investee in Belarus during the year ended December 31, 2011.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2011, decreased to $6.6 million, as compared to $66.9 million for the year ended December 31, 2010. This decrease was primarily attributable to accrued damages plus interest relating to the dispute with Nomihold in the year ended December 31, 2010, as described in Note 16 to our consolidated financial statements.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2011, increased by 2.8% to $531.6 million from $517.2 million for the year ended December 31, 2010. The effective tax rate increased slightly to 25.3% in the year ended December 31, 2011, from 25.0% in the year ended December 31, 2010.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2011, amounted to $123.8 million compared to net income attributable to the non-controlling interest of $167.8 million for the year ended December 31, 2010. The decline in net income attributable to the non-controlling interest resulted from the increase of our ownership interest in MGTS during the year ended December 31, 2011, from 51.3% to 94.1%.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2011, increased by $63.3 million, or 4.6%, to $1,443.9 million, compared to $1,380.6 million for the year ended December 31, 2010. Net income as a percentage of revenues was 11.7% in the year ended December 31, 2011, and 12.2% in the year ended December 31, 2010. Net income attributable to the Group for the year ended December 31, 2011, as compared to the year ended December 31, 2010, increased mainly due to the effect of the loss from the impairment of our assets in Turkmenistan recognized in the year ended December 31, 2010.

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

        Russia revenues for the year ended December 31, 2010, increased by 16.6% to $9,414.9 million from $8,074.8 million for the year ended December 31, 2009. The increase in Russia revenues in the year ended December 31, 2010, was primarily due to the growth of roaming revenues, revenues from value-added services, sales of handsets and accessories, and fixed revenues. Roaming revenues increased by 20.0% in the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to the growth of roaming activity as a result of an economic recovery and increase in number of subscribers by 3.1% to 71.4 million as of December 31, 2010, from 69.3 million as of December 31, 2009. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2010, grew to 17.3% as compared to 16.3% in the year ended December 31, 2009, due to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers. Our continued expansion of our monobrand retail chain in 2010 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 7.5% in the year ended December 31, 2010, from 4.3% in the year ended December 31, 2009. The increase in fixed revenues was primarily caused by continued growth in domestic and international long distance and "calling party pays" traffic volumes, growth in the broadband Internet business and a regulatory price increase for residential and corporate voice services.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2010, increased by 34.5% to $2,571.5 million from $1,935.8 million for the year ended December 31, 2009. The growth was primarily due to the increase in the number of subscribers, traffic volume, cost of handsets and accessories, and a rise in utility and energy costs due to the increase in state regulated tariffs. Interconnect expenses increased to $1,083.4 million or 11.5% of Russia revenues in the year ended December 31, 2010, from $874.0 million or 10.8% of Russia revenues in the year ended December 31, 2009, mainly due to the growth in outgoing network traffic. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of Russia revenues in the year ended December 31, 2010, increased to 7.3% as compared to 4.1% in the year ended December 31, 2009, mainly due to the continued expansion of our retail business in 2010.

        Ukraine revenues increased by 2.3% to $1,072.8 million in the year ended December 31, 2010, from $1,048.8 million in the year ended December 31, 2009, primarily due to growth in the number of our subscribers by 3.6% to 18.2 million from 17.6 million.

        Ukraine cost of services and cost of handsets and accessories decreased by 5.7% to $313.7 million in the year ended December 31, 2010, from $332.8 million in the year ended December 31, 2009. The decline occurred primarily due to a decrease in interconnect expenses by $30.2 million to $163.2 million in the year ended December 31, 2010, from $193.4 million in the year ended December 31, 2009, and to 15.2% from 18.4%, respectively, as a percentage of Ukraine revenues. The decrease in interconnect expenses resulted from a reduction of interconnect rates with Kyivstar, which was partially offset by an increase in the cost of providing value-added services to 3.5% from 2.8% of total Ukraine revenues.

        Other countries and business activities revenues for the year ended December 31, 2010, increased by 9.8% to $864.4 million from $787.5 million for the year ended December 31, 2009. In functional currency terms, the increase in revenues in 2010 as compared to 2009 was approximately 19.8% in Uzbekistan and 29.1% in Turkmenistan. In Armenia, in functional currency terms we experienced a decrease in revenues of 3.7%. Our subscriber base in Turkmenistan increased by 37.6% during the year ended December 31, 2010, which led to increased traffic volume. Our subscriber base grew by 23.7% in Uzbekistan during the year ended December 31, 2010, and our revenues generally increased in line with this growth. Our subscriber base in Armenia grew by 18.7% during 2010 as compared to 2009 which was diluted by a decrease in tariffs as a response to our competitors' actions in Armenia.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2010, remained stable as compared to the year ended December 31, 2009, and equaled $156.6 million for the year ended December 31, 2010, and $156.8 million for the year ended December 31, 2009. As a percentage of other countries and business activities total revenues, these costs decreased to 18.1% for the year ended December 31, 2010, from 19.9% for the year ended December 31, 2009, primarily due to effective cost control.

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

        Russia sundry operating expenses for the year ended December 31, 2010, increased by 7.9% to $2,047.0 million from $1,897.4 million for the year ended December 31, 2009. Russia sundry operating expenses as a percentage of Russia revenues decreased to 21.7% for the year ended December 31, 2010, from 23.5% for the year ended December 31, 2009. The increase in Russia sundry operating expenses was mainly attributable to the acquisition of Multiregion, as well as the increase in consulting expenses paid in connection with the sale of our stake in Svyazinvest. The decrease of Russia sundry operating expenses as a percentage of Russia revenues was primarily caused by the release of tax reserves, except for the income tax reserves, relating to our retail business, by the reduction in the number of top managers in connection with the merger of MTS and Comstar, by the cost-reduction programs and by the improvements in operational efficiencies in the regions through the integration of our regional pay-TV operations.

        Ukraine sundry operating expenses for the year ended December 31, 2010, increased by 18.2% to $178.5 million from $151.1 million for the year ended December 31, 2009. Ukraine sundry operating expenses as a percentage of Ukraine revenues increased to 16.6% for the year ended December 31, 2010, from 14.4% for the year ended December 31, 2009. These expenses increased primarily due to increases in salary expenses and related social contributions, repair and maintenance expenses and billing and data processing expenses.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2010, increased by 63.1% to $495.0 million from $304.3 million for the year ended December 31, 2009. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities total revenues increased to 57.3% for the year ended December 31, 2010, from 38.5% for the year ended December 31, 2009. This increase was primarily attributable to the impairment of long-lived assets in Turkmenistan.

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

        Russia sales and marketing expenses for the year ended December 31, 2010, increased to $704.1 million, or 7.5% of Russia revenue, from $582.7 million, or 7.2% of Russia revenue, for the year ended December 31, 2009. The increase in sales and marketing expenses by 20.8% was due to appreciation of the ruble and an increase of dealer commission rates. The increase was partially offset by a decrease of advertising and marketing expenses. Dealer commissions as a percentage of Russia revenues increased to 4.9% for the year ended December 31, 2010, from 4.2% for the year ended December 31, 2009. Advertising and marketing expenses as a percentage of Russia revenues decreased to 2.6% for the year ended December 31, 2010, as compared to 3.1% for the year ended December 31, 2009.

        Ukraine sales and marketing expenses for the year ended December 31, 2010, decreased to $81.9 million, or 7.6% of Ukraine revenues, from $92.6 million, or 8.8% of Ukraine revenues, for the year ended December 31, 2009. The decrease in sales and marketing expenses by $10.7 million and as a percentage of Ukraine revenues was primarily due to the reduction of dealer commissions as a result of a decrease in revenue sharing rates.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2010, increased by 19.7% to $70.0 million from $58.5 million for the year ended December 31, 2009. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses increased to 8.1% for the year ended December 31, 2010, from 7.4% for the year ended December 31, 2009. The increase was mainly attributable to growth in expenses related to the MTS Bonus loyalty program.

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

        Russia depreciation and amortization for the year ended December 31, 2010, increased by 8.7% to $1,418.7 million from $1,305.6 million for the year ended December 31, 2009 mainly as a result of the build-out of our 3G networks. Depreciation and amortization expenses as a percentage of Russia revenues decreased to 15.1% for the year ended December 31, 2010, from 16.2% for the year ended December 31, 2009. The decrease was mainly due to the fact that a substantial portion of Russia capital expenditure took place in December 2010, such that the recognition of depreciation and amortization expense for the newly acquired assets started only at the end of 2010.

        Ukraine depreciation and amortization for the year ended December 31, 2010, was $354.2 million, or 33.0% of Ukraine revenues, and $352.0 million, or 33.6% of Ukraine revenues, for the year ended December 31, 2009. Depreciation and amortization expense as percentage of Ukraine revenues decreased as our 2009 revenues were affected by the global economic crisis.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2010, increased by 22.0% to $227.6 million from $186.6 million for the year ended December 31, 2009, and increased as a percentage of other countries and business activities total revenues to 26.3% from 23.8%. Growth in other countries and business activities depreciation and amortization expense as a percentage of other countries and business activities total revenues was primarily attributable to our operations in Uzbekistan, where we continued expansion of our network.

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

        Russia operating income for the year ended December 31, 2010, increased by 13.6% to $2,673.6 million from $2,353.4 million for the year ended December 31, 2009. Russia operating income decreased as a percentage of Russia revenues to 28.4% for the year ended December 31, 2010, from 29.1% for the year ended December 31, 2009, mainly due to the expansion of our retail network, which resulted in an increase in salaries and social contributions, rent, provision for obsolescence, accelerated by historically lower margins on sales of handsets and accessories. This decrease was offset by a decrease in impairment of long-lived assets, the release of a VAT provision relating to our retail business and depreciation and amortization expenses. The decrease in Russia operating income margin was also attributable to higher sales and marketing costs. In addition, our operating income was affected by the appreciation of the Russian ruble against the U.S. dollar.

        Ukraine operating income for the year ended December 31, 2010, increased by 20.1% to $144.5 million from $120.2 million for the year ended December 31, 2009. Ukraine operating income increased as a percentage of Ukraine revenues to 13.5% for the year ended December 31, 2010, from 11.5% for the year ended December 31, 2009. These increases were largely due to the decrease in sales and marketing expenses, as well as interconnect expenses due to a decrease in interconnect rates with Kyivstar.

        Other countries and business activities operating loss for the year ended December 31, 2010 amounted to $84.8 million. The loss resulted from impairment of our assets in Turkmenistan. The effect of the impairment on the operating results of other countries and business activities amounted to $137.8 million.

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

Impairment of investments

        There was no consolidated impairment of investments loss in the year ended December 31, 2010. The consolidated impairment of investments loss for the year ended December 31, 2009, included write offs of investments in Svyazinvest.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2010, increased by $10.3 million, or 17.1% to a gain of $70.6 million, compared to a gain of $60.3 million for the year ended December 31, 2009. Consolidated equity in net income of associates for the year ended December 31, 2009, was affected by a write-off of our investment in Coral/Sistema Strategic Fund.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2010, increased to $66.9 million, as compared to $23.3 million for the year ended December 31, 2009. This increase was primarily attributable to accrued damages plus interest relating to the dispute with Nomihold.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2010, increased by 2.4% to $517.2 million from $505.0 million for the year ended December 31, 2009. The effective tax rate decreased to 25.0% in the year ended December 31, 2010, from 33.7% in the year ended December 31, 2009. The high effective tax rate in 2009 was caused by the changes in the valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and valuation of investment in Svyazinvest, recognition of deferred tax liability related to potential earnings distributions from/to our subsidiaries, the effect of the disposal of treasury stock by Comstar, and other nondeductible items which took place in 2009.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2010, amounted to $167.8 million compared to $20.1 million loss for the year ended December 31, 2009. Net loss attributable to the non-controlling interest for the year ended December 31, 2009, was the result of a decrease in the net income of Comstar due to the impairment of its investment in Svyazinvest, as well as the foreign exchange and transactions losses incurred on the note payable to Access.

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

B.  Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 86 billion (equivalent in aggregate to $2.7 billion as of December 31, 2011). Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately $5.3 billion as of December 31, 2011. We repaid approximately $358.0 million of indebtedness in 2011. As of December 31, 2011, the total amount available to us under our credit facilities amounted to $1,321.3 million. We had total indebtedness of approximately $8.7 billion as of December 31, 2011, including capital lease obligations, compared to approximately $7.2 billion as of December 31, 2010. Our total interest expense for the years ended December 31, 2010 and 2011, was $777.3 million and $656.9 million, net of amounts capitalized, respectively. See Note 16 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2009, 2010 and 2011 were $2,328.3 million, $2,647.1 million and $2,584.5 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2012 to be approximately 20-22% of our total 2012 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue the build-out of our 3G and backbone networks as well as the development of our proprietary retail chain in Russia. We expect that the development of our 3G network and modernization of our fixed line networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, $1,616.4 million, $934.9 million and $1,083.6 million (net of cash acquired) in 2009, 2010 and 2011, respectively, were spent to acquire businesses. Part of the consideration was paid in connection with our acquisition of Comstar and MGTS. See "Item 3. Key Information—A. Selected Financial Data" and Note 3 to our audited consolidated financial statements. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2011, $865.9 million are due in 2012, $311.8 million are due in 2013 and $423.0 million are due in 2014. Of our bank loans outstanding as of December 31, 2011, $283.0 million is due in 2012, $785.0 million is due in 2013 and $512.4 million is due in 2014. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of $1,265.5 million (including dividends on treasury shares of $45.6 million) for the year 2008, of which $1.1 million remained payable as of December 31, 2009, $991.2 million (including dividends on treasury shares of $38.0 million) for 2009, of which $0.6 million remained payable as of December 31, 2010, and $1,066.8 million (including dividends on treasury shares of $40.0 million) for 2010. Dividends payable as of December 31, 2011, amounted to $0.2 million.

        On April 12, 2012, our Board of Directors recommended that the Annual General Meeting of Shareholders approve annual dividends of RUB 14.71 per ordinary MTS share (approximately $1.01 per ADS as of March 23, 2012) for the 2011 fiscal year, amounting to a total of RUB 30.4 billion (approximately $1.04 billion as of March 23, 2012).

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

        As of December 31, 2011, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2011, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2011)	Amount
			(in thousands of U.S. dollars)
MTS International Funding Notes due 2020	USD	8.625%	750,000
MTS Finance Notes due 2012(1)	USD	8.00%	400,000
MTS OJSC Notes due 2013	RUB	7.00%	13,318
MTS OJSC Notes due 2014(2)	RUB	7.6%	422,988
MTS OJSC Notes due 2015	RUB	7.75%	234,097
MTS OJSC Notes due 2016(3)	RUB	14.25%	465,895
MTS OJSC Notes due 2017	RUB	8.70%	310,597
MTS OJSC Notes due 2018(3)	RUB	8.00%	298,499
MTS OJSC Notes due 2020(3)	RUB	8.15%	465,895
Plus/less: unamortized premium/(discount)			593

Total notes			3,361,882
Less: current portion			(865,880)

Total notes, long-term			2,496,002

(1)
Fully repaid on January 25, 2012.

(2)
In May 2011, we announced a new coupon rate of 7.6% for our ruble denominated Notes due 2014. In addition, we repurchased these notes from the eligible noteholders for a total amount of RUB 1.1 billion (approximately $39.3 million as of May 19, 2011). The new coupon rate is valid until these notes mature.

(3)
We are unconditionally obligated to repurchase these notes at par value plus accrued interest at the option of the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are listed below. For additional information, see Note 16 to our audited consolidated financial statements.

        The dates on which the new coupon will be announced for each note issue are as follows:

MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 and 2012 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. We are also prohibited from having any judgment, decree or order for payment of money in an amount exceeding $10.0 million for MTS Finance Notes and $15.0 million for MTS International Funding

Notes unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

        On November 11, 2010, an international arbitration tribunal constituted under the rules of the LCIA rendered an award with regards to arbitration commenced by Nomihold Securities Inc. ("Nomihold") in January 2007. The award requires our subsidiary, MTS Finance, to honor Nomihold's option to sell to MTS Finance the remaining 49% stake in Tarino Limited ("Tarino") for $170 million, plus $5.9 million in damages and $34.9 million in interest and other costs to compensate it for related costs. MTS Finance applied to the arbitration tribunal for correction of the award, however the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against us, prior to the date these consolidated financial stvatements were issued, we obtained consents from the noteholders of MTS Finance Notes due 2012 and MTS International Notes due 2020 and from the banks to (1) waive certain defaults and events of default which might arise under the loan agreements as a result of and in connection with the award, and (2) agree on certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award. Our ruble-denominated notes contain certain covenants limiting our ability to delist the notes from the quotation lists and delay coupon payments.

        We may from time to time seek to repurchase or redeem our outstanding notes through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on market conditions, our liquidity requirements, contractual restrictions and other factors.

        We were in compliance with all our note covenants as of December 31, 2011.

Bank loans

        As of December 31, 2011, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2011)	Amount outstanding at December 31, 2011
			(in thousands of U.S. dollars)
USD-denominated
Calyon, ING Bank N.V., Nordea Bank AB, Raiffeisen Zenralbank Osterreich AG	2012 - 2020	LIBOR+1.15% (1.96%)	580,742
Skandinavska Enskilda Banken AB	2012 - 2017	LIBOR+0.23% - 1.8% (1.03% - 2.61%)	204,507
EBRD	2012 - 2014	LIBOR+1.51% - 3.1% (2.32% - 3.91%)	83,333
HSBC Bank plc and ING BHF Bank AG	2012 - 2014	LIBOR+0.3% (1.11%)	51,503
HSBC Bank plc, ING Bank and Bayerische Landesbank	2012 - 2015	LIBOR+0.3% (1.11%)	42,961
Citibank International plc and ING Bank N.V.	2012 - 2013	LIBOR+0.43% (1.23%)	40,688
Commerzbank AG, ING Bank AG and HSBC Bank plc	2012 - 2014	LIBOR+0.3% (1.11%)	36,495
ABN AMRO Bank N.V.	2012 - 2013	LIBOR+0.35% (1.16%)	12,574
Other	2012 - 2013	various	9,356

			$1,062,159
EUR-denominated
Credit Agricole Corporate Bank and BNP Paribas	2012 - 2018	EURIBOR+1.65% (3.27%)	64,033
LBBW	2012 - 2017	EURIBOR+0.75% (2.37%)	36,215
Bank of China	2012 - 2016	EURIBOR+1.95% (3.57%)	116,812
ABN AMRO Bank N.V.	2012 - 2013	EURIBOR+0.35% (1.97%)	8,958
Other	2012 - 2013	various	8,064

			$234,082
RUB-denominated
Sberbank(1)	2015 - 2017	8.50%	3,105,967
Bank of Moscow(2)	2013	7.8%	434,835
Gazprombank(3)	2013 - 2015	8.75%	472,107
Other	2012 - 2023	various	25,057

			$4,037,966
Other
Debt-Related Parties(4)	2012	various	6,799

			$6,799
Total bank loans			$5,341,006
Less: current portion			(283,025)

Total bank loans, long-term			$5,057,981

(1)
Each of our ruble-denominated Sberbank loan facilities provides that Sberbank may unilaterally change the interest rate including, without limitation, in the event of an increase in the CBR refinance rate. An increase in the interest rate is subject to a minimum 60-day prior notice from Sberbank, and a decrease in the interest rate is subject to a 30-day notice.

(2)
On March 16, 2012, subsequent to the statement of financial position date, we voluntary repaid $310.6 from $434.8 million outstanding under the credit facility of Bank of Moscow with an original maturity in 2013.

(3)
On February 28, 2012, subsequent to the statement of financial position date, we voluntary repaid the full amount due under credit facilities of Gazprombank drawn by us in December 2009 and December 2010 with an original maturity in 2013-2015.

(4)
A vendor financing agreement between K-Telecom and Intracom, a related party, with total outstanding amount as of December 31, 2011 of $6.8 million is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $2.0 million.

        See also Note 16 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $10.0 million for a period of over 60 consecutive calendar days. We have obtained the waivers for all facility agreements except for the credit facility of Barclays, where such event of default was in place, to ensure that any events relating to the dispute with Nomihold described above will not be treated as an event of default. We fully repaid the outstanding amount of debt to Barclays on February 2, 2011. We were in compliance with our loan covenants as of December 31, 2011.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2011:

Payments due in the year ended December 31,	Notes	Bank Loans
	(in thousands of U.S. dollars)
2012	$865,880	$283,025
2013	311,817	785,015
2014	422,988	512,403
2015	700,600	1,266,546
2016	—	1,184,419
Thereafter	1,060,597	1,309,598

Total	$3,361,882	$5,341,006

        On February 28, 2012, subsequent to the statement of financial position date, we voluntary repaid the full amount due under credit facilities of Gazprombank drawn by us in December 2009 and December 2010 with an original maturity in 2013-2015. In the maturity schedule presented above, the principal outstanding as of December 31, 2011, under these facilities and totaling $472.1 million is included in payments due in the years ended December 31, 2013, 2014 and 2015, in the amounts of $78.7, $314.7 and $78.7 million, respectively, in accordance with their original maturity.

        On March 16, 2012, subsequent to the statement of financial position date, we voluntary repaid $310.6 million from $434.8 million outstanding under the credit facility agreement of Bank of Moscow with an original maturity in 2013 (respectively included as maturing in 2013 in the maturity schedule presented above).

        In addition, we had capital lease obligations in the amount of $19.8 million and $12.3 million as of December 31, 2010 and 2011, respectively. The terms of our material debt obligations are described in Note 16 to our audited consolidated financial statements.

        Subsequent to December 31, 2011, we repaid approximately $1,308.7 million (based on the ruble and Euro exchange rates as of the payment dates) in short-term and long-term indebtedness.

        In addition, Sistema, which currently controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Cash flows:
Net cash provided by operating activities	$3,592,230	$3,617,170	$3,849,005
Net cash used in investing activities	(2,372,171)	(2,181,627)	(2,555,039)
Net cash provided by/(used in) financing activities	130,949	(3,036,442)	(270,308)
Effect of exchange rate changes on cash and cash equivalents	42,015	(417)	(100,526)

Net increase/(decrease) in cash	$1,393,023	$(1,601,316)	$923,132

Cash outlays for:
Capital expenditures(1)	$(2,328,309)	$(2,647,117)	$(2,584,466)
Acquisition of subsidiaries, net of cash acquired	$(270,540)	$(195,106)	$(219,474)
Cash payments for the acquisition of subsidiaries from related party and non-controlling interests	$(1,345,820)	$(739,756)	$(864,081)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2011, net cash provided by operating activities was $3,849.0 million, an increase of 6.4% from the year ended December 31, 2010. This increase was primarily attributable to an increase in total revenues due to the increased usage of mobile services by our subscribers.

	Year Ended December 31, 2010	Year Ended December 31, 2011
Net cash provided by operating activities	3,617.2	3,849.0

(in millions of U.S. dollars)
Less:
Purchases of property, plant and equipment	(1,914.3)	(2,239.8)
Purchases of intangible assets	(732.8)	(344.7)
Proceeds from sale of property, plant and equipment	6.8	22.6
Proceeds from / (purchases of) other investments	749.7	(44.2)
Investments in and advances to associates	(2.9)	3.0
Acquisition of subsidiaries, net of cash acquired	(195.1)	(219.5)

Free cash flow	1,528.6	1,026.4

        Net cash used in investing activities in the year ended December 31, 2011 was $2,555.0 million, an increase of 17.1% from the year ended December 31, 2010. The increase was mainly due to the decrease of proceeds from the sale of other investments, which in 2010 included a one-off effect from the sale of shares in Svyazinvest in the amount of $843.2 million. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2011, decreased by $62.7 million. The cash inflow relating to short term investments in the form of deposits and loans increased by $359.7 million.

        Net cash used in financing activities in the year ended December 31, 2011 was $270.3 million, compared to $3,036.4 million used in the year ended December 31, 2010. The change was due to a significant decrease in proceeds from loans and issuance of notes (by $2,127.8 million), coupled with the increase in cash payments made for the acquisition of non-controlling interest in existing subsidiaries (by $124.3 million) and dividends paid (by $264.0 million), partially offset by the lower amount of loan principal and notes paid (by $5,284.0 million) during the year.

        For the year ended December 31, 2010, net cash provided by operating activities was $3,617.2 million, an increase of 0.7% from the year ended December 31, 2009. This increase was primarily attributable to an increase in total revenues due to the growth of our subscriber base and the resulting increased usage of mobile services by our subscribers.

        Net cash used in investing activities in the year ended December 31, 2010 was $2,181.6 million, a decrease of 8.0% from the year ended December 31, 2009. The change was mainly due to a decrease in cash spent on the acquisition of subsidiaries. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2010 increased by $318.8 million. The cash outflow relating to short term and other investments in the form of deposits and loans also increased by $267.2 million. The effect of higher investing was partially offset by cash inflow from the sale of shares in Svyazinvest, which amounted to $843.2 million.

        Net cash used in financing activities in the year ended December 31, 2010 was $3,036.4 million, compared to $130.9 million provided in the year ended December 31, 2009. The change was due to a significant increase in loan principal and notes paid during the year (by $3,904.3 million), partially offset by lower cash payments made for the acquisition of subsidiaries from related parties (by $606.1 million).

Liquidity

        As of December 31, 2011, we had total cash and cash equivalents of $1,850.8 million ($1,234.2 million in rubles, $423.5 million in U.S. dollars, $28.4 million in euros, $10.9 million in Ukrainian hryvnias, $150.5 million in Uzbek soms, $1.5 million in Turkmenistan manat, $1.6 million in Armenian dram and $0.1 million in other foreign currencies). In addition, as of December 31, 2011, we had short-term investments of $86.2 million, mostly in deposits in various banks. We also had $1,321.3 million available under existing credit facilities as of December 31, 2011. For a description of our outstanding external financing, see Note 16 to our audited consolidated financial statements.

        As of December 31, 2011, we had a working capital surplus of $272.8 million compared to a deficit of $38.5 million as of December 31, 2010. The increase in working capital was mainly attributable to an increase in our total cash and cash equivalents by $923.1 million, increase in other current assets by $23.0 million, trade and VAT receivables by $65.7 and $26.3 million, respectively, and the decrease in accrued expenses and other liabilities by $146.0 million and $26.8 million, respectively, partially offset by an increase of the current debt balance by $400.7 million, by an increase of the trade accounts payable balance by $170.1 million, the decrease in the short term investments by $247.4 million, the decrease in inventories by $28.9 million and the decrease in the current deferred tax asset by $45.0 million.

        We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2009, 2010 and 2011 that was distributable under Russian legislation amounted to $1,055.4 million, $903.2 million and $1,731.6 million, respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing, and credit rating downgrades may require us to prepay certain loans. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of our securities."

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

Useful Lives of Property Plant and Equipment

        We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives. We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution. We review and revise if appropriate the assumptions used in the determination of useful lives of property, plant and equipment at least on an annual basis. With regard to certain equipment, we cannot predict with certainty how and when developing technology will require us to replace such equipment.

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $75.1 million, $127.9 million and $19.0 for the years ended December 31, 2009, 2010 and 2011, respectively. See also Note 2 to our audited consolidated financial statements.

Investments impairment

        Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value. In 2009, we recorded an impairment loss of $349.4 million relating to Comstar's investment in Svyazinvest and a $21.2 million loss relating to our investment in Tammaron Ltd. See Notes 14 to our audited consolidated financial statements.

Impairment of Goodwill

        Goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in a purchase business combination and is not amortized. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. As of December 31, 2011, the fair value was significantly in excess of the carrying value for all reporting units with the exception of Uzbekistan and Armenia and the carrying value of goodwill attributable to these reporting units is less than 2% of our total assets. See Note 11 to our audited consolidated financial statements.

Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 27 to our audited consolidated financial statements.

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

New Accounting Pronouncements

        There were no accounting pronouncements during the year ended December 31, 2011, that had or may have a material impact on our financial position, operating results and disclosures. See Note 2 to our audited consolidated financial statements.

C.  Research and Development, Patents and Licenses, etc.

        Not applicable.

D.  Trend Information

Sales

        In 2011, our revenues in Russia and Ukraine increased by 12.9% and 6.5%, respectively. Our mobile subscriber base remained stable and amounted to approximately 101.1 million subscribers as of December 31, 2011. We expect our consolidated subscriber base to grow in 2012 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2012 based on growth in voice and data usage, increase in regulated tariffs for MGTS voice services that took effect from March 1, 2012, and the development of our broadband business in the regions. However, foreign exchange volatility could have a negative effect on our U.S. dollar-denominated revenues in 2012.

        Average monthly service revenue per subscriber in Russia increased to $9.3 for the year ended December 31, 2011, from $8.3 for the year ended December 31, 2010. Average monthly minutes of use per subscriber in Russia increased to 269 minutes in 2011 from 234 minutes in 2010 mainly due to marketing campaigns and tariff promotions aimed at increasing voice traffic. We expect average monthly service revenue per subscriber in Russia to increase in 2012 as subscribers adapt to the new conditions following the impact of the economic slowdown during which they migrated to cheaper tariffs and decreased their usage of premium services. We also believe that average monthly minutes of use per subscriber will continue to grow due to our efforts aimed at stimulating on-net traffic.

        In Ukraine, our subscriber base increased to approximately 19.5 million subscribers as of December 31, 2011, from 18.2 million subscribers as of December 31, 2010. In Ukraine, average monthly service revenue per subscriber increased slightly to UAH 38.8 ($4.9 in 2011; $4.8 in 2010). The average monthly minutes of use per subscriber increased from 535 minutes in 2010 to 580 minutes in 2011 due to the introduction and promotion of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive on-net calling rates. In 2012, we expect revenues to increase mainly due to robust customer growth. We expect the average monthly minutes of use per subscriber will remain stable in 2012. We expect MTS Ukraine's subscriber base to increase in 2012 due to an attractive price to value ratio, a policy of regionalization and the ongoing development of new customer segments.

        Our subscriber base in Uzbekistan and Armenia grew by 0.4 million to 11.7 million subscribers in 2011, compared to approximately 11.3 million subscribers in 2010. Of these countries, Uzbekistan had the largest subscriber base, with approximately 9.3 million subscribers as of December 31, 2011, as well as the most significant growth, with a 0.5 million increase in its subscriber base in 2011 compared to 2010. We expect that our subscriber base will continue to grow in Uzbekistan, which has low penetration rates relative to Russia and Ukraine. However, the rate of growth may be impacted by continued macroeconomic volatility and increasingly competitive operating environments. The average monthly service revenue per subscriber decreased from $4.7 in 2010 to $4.0 in 2011 for Uzbekistan, and from 2,812.3 dram ($7.5) to 2,541.3 dram ($6.8) in Armenia, as rising penetration often leads to the addition of lower-value subscribers to the network. The decrease was mainly attributable to a decline in tariffs. We expect the average monthly service revenue per subscriber in Uzbekistan and Armenia to continue declining mainly due to the growth of competition on these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM-card usage per person.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2011, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. In 2011, business activity increased in Russia and Ukraine, the unemployment rate declined, consumption and spending grew and the ruble appreciated against the U.S. dollar. We expect these macroeconomic trends in Russia and Ukraine to continue throughout 2012.

        We expect a challenging operating environment in 2012 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro- denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuation," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

        However, considering current macroeconomic conditions, our management believes that we will experience medium- and long-term growth and efficiency. Due to the fact that the Russian and the Ukrainian markets are highly penetrated, we believe the next wave of revenue growth for the overall market is likely to come from customers' increasing use of data, content and other value-added services.

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia slightly increased to 47.6% during the year ended December 31, 2011, as compared to 45.9% for the year ended December 31, 2010, as consumers became more price sensitive and more likely to switch tariffs and operators for lower-priced tariff plans and offers due to the competitive environment. We expect that the development and expansion of our proprietary monobrand retail network in Russia will enable us to reduce our churn rate in 2012, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 30.7% for the year ended December 31, 2011, from 31.0% for the year ended December 31, 2010. This decrease was achieved by adjusting and changing our tariffs in response to changes in the market and economic environment and focusing on subscriber base management.

E.  Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

Cash flow hedging

        In 2007, 2008 and 2009, we entered into variable-to-fixed interest rate swap agreements to manage the exposure to changes in variable interest rate related to debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2011, mature in 2012-2015.

        In 2009, we entered into several cross-currency interest rate swap agreements with various banks. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly effective hedges. Our cross-currency interest rate swap contracts outstanding as of December 31, 2010, matured in 2011.

Derivative instruments not designated as hedges

  Foreign currency contracts

        In 2009 and 2010, we entered into foreign currency option agreements with HSBC and BNP Paribas to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. According to the agreements, we have put and call option rights to acquire $330.0 million in U.S. dollars at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements matured in 2011 and 2012.

  Option agreements

        On December 23, 2010, simultaneously with the meeting of MTS' shareholders, the meeting of Comstar-UTS' shareholders approved the reorganization of Comstar-UTS through the statutory merger into MTS OJSC. In accordance with Russian legislation, shareholders who voted against or did not vote have the right to sell their shares back to us for cash at a price set by our Boards of Directors, subject to the statutory limit of 10% of our net asset value under Russian Accounting Standards. Eligible shareholders must file a buyout demand no later within no later than 45 (forty five) days after the adoption of the resolution on reorganization. The buy-out of shares shall be carried out within 30 days after the expiry of the period set for the buyout demand being made. The fair value of our liability under the put option as of December 31, 2010, was estimated at $11.6 million using an option pricing model. The put option was exercised in 2011.

F.  Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2011:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in thousands of U.S. dollars)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	1,148,905	2,032,223	3,151,565	2,370,195	8,702,888
Interest Payments(2)	636,377	1,011,562	694,356	347,409	2,689,704
Capital Lease Obligations	9,825	9,898	71	0	19,794
Operating Lease Obligations	249,334	117,897	28,439	74,525	470,195
Purchase Obligations(3)	607,288	38,985	23	153	646,449
Asset retirement obligation	—	—	—	69,717	69,717

Retirement and post-retirement obligation	2,386	6,810	7,637	20,851	37,684

Payments related to business acquisitions	6,857	—	—	—	6,857

Uncertain Income Tax Position	16,338	—	—	—	16,338

Total	2,677,310	3,217,375	3,882,091	2,882,850	12,659,626

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2011, scheduled maturities for the debt and interest rates effective as of December 31, 2011. We calculate interest payments on ruble-denominated bonds until the dates of their respective put options, as described in Note 16 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. In August 2008, we entered into an agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over the three year period. As of December 31, 2011, we made 28.6% of our total purchase installment contemplated by the agreement. The amounts in the table do not include our obligation, if any, to purchase iPhones under our agreement with Apple as we are unable to reasonably estimate the amount and timing of such obligation. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.   Directors, Senior Management and Employees

A.  Directors and Senior Management Key Biographies

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board, Non-Executive Director
Alexei N. Buyanov	1969	Deputy Chairman of the Board, Non-Executive Director
Anton V. Abugov	1976	Non-Executive Director
Charles W. Dunstone(1)	1964	Non-Executive Independent Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Paul J. Ostling(1)(2)	1948	Non-Executive Independent Director
Felix V. Evtushenkov	1978	Non-Executive Director
Mikhail V. Shamolin	1970	Non-Executive Director
Andrei A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Alexey V. Kornya(3)(4)	1975	Vice President—Chief Financial Officer ("CFO")
Andrei E. Ushatskiy(3)	1974	Vice President—Chief Technology Officer
Frederic Vanoosthuyze(3)	1973	Vice President—Information Technology
Alexander V. Popovskiy(3)	1977	Vice President—Chief Operating Officer ("COO")
Vasil I. Latsanych(3)	1972	Vice President—Marketing
Nataliya L. Bereza(3)	1975	Vice President—Human Resources
Oleg Y. Raspopov(3)	1966	Vice President—Director of "MTS Foreign Subsidiaries" Business Unit
Dr. Michael Hecker(3)	1970	Vice President—Strategy, Mergers and Acquisitions (M&A) and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Corporate and Legal Matters
Vadim E. Savchenko(3)	1974	Vice President—Sales and Customer Service
Valery V. Shorzhin	1963	Director, Procurement Management

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema since May 2009 till 2011. He is currently a member of the Board of Directors of Sistema and serves as Chairman of the Board of Directors of various Sistema-affiliated companies, including Sistema Shyam Teleservices Ltd. He is also a member of the Board of Directors of Tata Consultancy Services, a member of the Supervisory Board of Munich Reinsurance, and a member of the International Advisory Board of The Blackstone Group. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and as Deputy Chairman of the Board since June 2009. He served as Chairman of our Board of Directors from June 2007 until

February 2008. Mr. Buyanov has served as Senior Vice President and Chief of the Finance and Investments Department of Sistema since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the Board of Directors of various other companies affiliated with Sistema, including MFB, ANK Bashneft, Ecu Gest Holding S.A. and MBRD (as Chairman of the Board of Directors).

        Anton V. Abugov has served as one of our Directors since June 2008. In addition, Mr. Abugov serves on the Board of Directors of various other companies affiliated with Sistema, including ANK Bashneft, Bashkirenergo and NK RussNeft. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. He is also a member of the Strategy Committee and the Investor Relations Committee at Sistema and is a member of our Strategy Committee. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group ("UFG") in different positions, including head of corporate finance from 1999 to 2002.

        Charles W. Dunstone has served as one of our Directors since June 24, 2010. Mr. Dunstone is the founder of Carphone Warehouse, one of the largest mobile phone retailers in Europe, where he served as CEO from 1989 to 2010. He was also the founder of TalkTalk Telecom Group PLC (a company formerly part of Carphone Warehouse until the two companies split in March 2010), a provider of residential fixed line telephone and broadband services, where he served as CEO from 2003 to 2010. Mr. Dunstone currently serves as Director General at Royal Parks Foundation and the Fulwood Academy; Chairman of the Board of Directors of Jensen International Automotive Limited; member of the Board of Directors of Daily Mail and General Trust, Allied Developments LTD., Clareville Capital Partners LLP, Best Buy Europe Distributions Limited, TalkTalk Group Limited, Carphone Warehouse Resources Limited, TalkTalk TelecomGroup PLC and other organizations.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2005 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, KPN Royal N.V., E-Plus GmbH Germany, Arrow Creek Investments 75 (PTY) LTD South Africa.

        Paul J. Ostling has served as one of our Directors since June 2007. Prior to joining us, Mr. Ostling served as the Global COO at Ernst & Young from 2003 to 2007. From 1977 to 2007, he held a number of positions at Ernst & Young, including Global Executive Partner from 1994 to 2003; Vice Chairman and National Director of Human Resources from 1985 to 1994; and Associate and Assistant General Counsel from 1977 to 1985. Between 2007 and 2009, Mr. Ostling was the CEO of KUNGUR Oilfield Equipment & Services. Mr. Ostling currently serves as the General Director of Phoenix Neftegaz Service. In addition, he serves as a member of the Boards of Directors of Innolume GmbH, East Line—Domodedovo (DME Limited) and OJSC Uralkali, the Vice-Chairman of the Business Council for International Understanding, Chairman of the Board of Directors of Imagine Entertainment Music and the Deputy Chairman of the Board of Directors of Cool NRG.

        Felix V. Evtushenkov has served as one of our Directors since June 2011. From 1999 to 2000, he was Executive Director of the industrial department of Sistema. From 2000 to 2003, Mr. Evtushenkov held a number of positions at Sistema-Hals. He headed Sistema-Hals from 2003 to 2008. In June 2008, he became Chairman of the Board of Directors of Sistema-Hals. In July 2008 he became Vice President of Sistema and Head of Consumer Assets Business Unit. In April 2011, Mr. Evtushenkov was appointed First Vice President of Sistema, Head of Core Assets Business Unit.

        Mikhail V. Shamolin has served as one of our Directors since October 2008. Since March 2011, Mr. Shamolin has also served as President of Sistema. He served as our President and CEO from May 2008 to March 2011. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, he served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co. Mr. Shamolin has served on the board of the GSM Association since July 2008.

        Andrei A. Dubovskov has served as our President and CEO since March 2011. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Alexey V. Kornya has served as our Vice President—CFO since June 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer. He is a member of our Management Board and a member of the Management Board of RTC and a member of the Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2009, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-Region branch from July 2004 to November 2004.

        Andrei E. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Frederic Vanoosthuyze has served as our Vice President—Information Technology since February 2010. Prior to joining us, Mr. Vanoosthuyze served as Group Chief Information Officer at Millicom International Cellular S.A. (Luxembourg) from 2006 to 2009. From 1995 to 2006, he held various positions at Siemens Atea, Alcatel Bell and KPN Group Belgium.

        Alexander V. Popovskiy has served as our Vice President—COO since July 2011. From August 2008 to July 2011, he served as the Director of MTS Russia Business Unit. From June 2007 to August 2008, Mr. Popovskiy served as the head of the South macro-region, and from July 2004 to June 2007, he served as the head of the Povolzhye North-West macro-region. He joined us in April 2001 as director of operations in the town of Kirov.

        Vasil I. Latsanych has served as our Vice President—Marketing since September 2011. He served as Acting Head—MTS Ukraine since March 2011 until September 2011. From October 2005 to March 2011, Mr. Latsanych served as Marketing Director of MTS Ukraine. Prior to joining us, Mr. Latsanych served as Marketing Director at Coca-Cola Bottlers Siberia and Coca-Cola Krasnoyarsk. From 1996 to 1999, Mr. Latsanych held various management positions at Coca-Cola Amatil Ukraine Ltd and Coca-Cola Beverages Ukraine.

        Nataliya L. Bereza has served as our Vice President—Human Resources since July 2011. Ms. Bereza was appointed to the position of the Director of Human Resources of MTS Ukraine in 2007. She joined MTS in September 2006 when she headed the personnel training and development function. Prior to joining MTS Ukraine, Ms. Bereza worked for four years at Kraft Foods (Ukraine) and more than two years in the British American Tobacco (Ukraine), where she occupied various positions in the field of human resources. She is a member of a number of professional associations in the area of human resources management, including the European Business Association and the American Chamber of Commerce in Ukraine.

        Oleg Y. Raspopov has served as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since January 2008. From June 2006 to March 2007, Mr. Raspopov served as our Director for managing of external resources. From April 2007 to December 2007, he served as our acting Vice President—Director of "MTS Foreign Subsidiaries" Business Unit. In 2004, he founded and managed the insurance brokerage house Energoprotection. From 2002 to 2004, Mr. Raspopov served as an Advisor to the CFO of RAO UES of Russia and as member of the board of directors of several companies affiliated with RAO UES, such as Ren-TV and LEADER Insurance Co. From 2001 to 2002, he worked as a lawyer at Gazpromenergoservice.

        Dr. Michael Hecker has served as our Vice President—Strategy, M&A and Corporate Development since January 2010. From April 2008 to January 2010, Dr. Hecker served as our Vice President—Strategy and Corporate Development. From May 2006 to April 2008, he served as the Head of our Strategy Department and the Director for Strategic Projects. Prior to joining us, Dr. Hecker worked at A.T. Kearney Europe from 2000 to 2006 where he held several consulting positions.

        Ruslan S. Ibragimov has served as our Vice President—Corporate and Legal Matters since January 2008. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1997 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

        Vadim E. Savchenko has served as our Vice President—Sales and Customer Service since July 2011. In November 2008, Mr. Savchenko became the Director of Sales at MTS Ukraine. Mr. Savchenko first joined MTS in 2005, when he assumed the position of the director of the department in charge of partner relations at macro-region "Ural" until 2007. From 2007 to 2008 he was the director of the Urals branch of OJSC "HARDWARE-Retail." Mr. Savchenko has over 15 years of operational experience in sales—from the coordinator of the sales department to the director of a branch in such companies as Pepsi International Bottlers LLC, Joint Stock Company "JTI" and OJSC "Vienna."

        Valery V. Shorzhin has served as Director for Procurement Management, Member of the Management Board at MTS since March 2011 till October 2011. He had also been a Member of the MTS Management Board between 2009 and 2010. From 2008 to 2011, he served as Director of Information Technology. Prior to joining MTS, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 2003 to 2006, he held various information technology management positions at Sovintel.

        Our directors were elected at the annual general shareholders' meeting on June 27, 2011 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 27, 2012. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2011 an aggregate amount of approximately $21.5 million for services in all capacities provided to us; this amount comprised $12.2 million in base salaries and $9.3 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to monetary remuneration based on the quoted prices of our ADS on the NYSE. Related compensation accrued in 2011 amounted to $16.0 million. For additional information, see Note 2 to our audited consolidated financial statements.

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

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000, and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000. Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000, and a director serving as Chairman of a special committee receives additional annual compensation of $25,000. Members of all other Board committees receive additional annual compensation of $5,000 and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000.

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

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of three members appointed by the Board of Directors. The current members are Charles Dunstone, Stanley Miller and Paul Ostling, who serves as Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 4, 2011, Andrei A. Dubovskov was elected as our President and CEO, starting from March 5, 2011, by the Board of Directors for a term of three years.

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

Disclosure Committee

        In April 2007, we established an advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. Members of the Disclosure Committee may be nominated by various divisions of MTS, willing to have representatives in the Disclosure Committee. Members are appointed by the President. Alexey Kornya, our CFO, is the Chairman of the Disclosure Committee. Currently, our Disclosure Committee consists of eight members, two of whom are officers of the company.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Vassily V. Platoshin, who holds the position of Chief Accountant and Managing Director of the Finance and Investment Complex at Sistema;

  •
  Aleksandr S. Obermeister, who holds the position of Director of Planning and Management Accounting in Finance and Investment Complex at Sistema; and

  •
  Natalia V. Demeshkina, who holds the position of Managing Director of the Internal Audit of Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2012.

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

D.  Employees

        At December 31, 2011, we had 58,052 employees. Of our 52,300 employees in Russia, we estimate that 599 were executives; 15,587 were technical and maintenance employees; 26,213 were sales, marketing and customer service staff; and 9,901 were administration and finance staff. In addition, of the 52,300 employees in Russia, we estimate that 15,643 were employed in our retail unit.

        As of December 31, 2011, 3,063 of our employees worked in Ukraine. Of these employees, we estimate that 25 were executives; 1,057 were technical and maintenance employees; 1,239 were sales, marketing and customer service staff; and 742 were administration and finance staff.

        As of December 31, 2011, 1,419 of our employees worked in Uzbekistan. Of these employees, we estimate that 52 were executives; 374 were technical and maintenance employees; 519 were sales, marketing and customer service staff; and 474 were administration and finance staff.

        As of December 31, 2011, 70 of our employees worked in Turkmenistan. Of these employees, we estimate that 12 were executives; 22 were technical and maintenance employees; 3 were sales, marketing and customer service staff; and 33 were administration and finance staff. Since our primary operating license in Turkmenistan was suspended on December 21, 2010, the number of our employees in Turkmenistan decreased significantly. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Barash Communication Technologies, Inc. to resume its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations." and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."

        As of December 31, 2011, 1,200 of our employees worked in Armenia. Of these employees, we estimate that 11 were executives; 160 were technical and maintenance employees; 663 were sales, marketing and customer service staff; and 366 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2009, 2010 and 2011:

	At December 31,
	2009	2010	2011
Russia	47,435	52,561	52,300
Ukraine	3,061	3,051	3,063
Uzbekistan	1,324	1,363	1,419
Turkmenistan	760	904	70
Armenia	1,203	1,193	1,200

Total	53,783	59,072	58,052

        Our employees are not unionized, except for 5,830 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.  Share Ownership

        As of April 1, 2012, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2012, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2012
Directors and Executive officers	Number	%(1)
Andrei A. Dubovskov, Executive Director, President and CEO	15,620	0.00079%

Alexander V. Popovskiy, COO	20,717	0.00104%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	19,824	0.00100%
Andrei E. Ushatsky, Vice President—Chief Technology Officer	14,000	0.00070%
Konstantin V. Markov	14,395	0.00072%
Total	84,556	0.00425%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,919,177 ordinary shares outstanding as of April 1, 2012.

Item 7.   Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of April 1, 2012, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of March 1, 2012
Name	Number	Percentage
Sistema(1)	636,224,752	31.99%
Sistema Holding Limited	193,509,500	9.73%
STA(2)	220,467,234	11.08%
ADR holders(3)	777,396,505	39.09%
Other Public Float (including our directors and executive officers)(4)	161,321,186	8.11%

Total(5)	1,988,919,177	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 11.1% beneficial ownership after VAST LLC ("VAST") and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010 and 2011, respectively.

(3)
Excludes treasury shares held in the form of ADSs, as described below. As of March 1, 2012, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. Of these ADSs, approximately 63.0% were held by U.S. investors as of April 6, 2012. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,163 of our ordinary shares as of March 1, 2012. We did not undertake any repurchases of ADSs in the years ended December 31, 2009, 2010 and 2011. A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) as part of our reorganization during 2011. See "Item 3. Key information—A. Selected Financial Data."

        Furthermore, consideration for our acquisition of an additional stake in Comstar in December 2009 comprised cash and 31,816,462 MTS shares.

        As of April 1, 2012, we held a total of 77,494,385 shares, of which approximately 87.7% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        The increase in our treasury shares increased Sistema's effective ownership in us from 52.8% at December 31, 2005 to 54.8% at December 31, 2009. As of December 31, 2011, Sistema's effective ownership in us was 52.8%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

        During 2010, Sky Link, Sistema-Hals, City Hals, a subsidiary of Sistema-Hals, and Svyazinvest ceased to be related to us. Transactions with these companies and their subsidiaries which took place prior to the dates when they became unrelated are disclosed as transactions with related parties.

Sistema Holding Limited

        In October 2011, Sistema Holding Limited acquired 4,311,019 of our ADSs in a series of purchases.

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note has an interest rate of 0% and is repayable in 2017. As of December 31, 2011 the amount receivable from Sistema under the promissory note was $19.2 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In June 2010, we accepted a promissory note from Sistema in exchange for a promissory note of Sky Link. The note is interest free and was repaid upon demand in the year ended December 31, 2011.

Svyazinvest

        We have entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. In connection therewith, during the years ended December 31, 2009 and 2010, we incurred expenses of $29.0 million and $29.2 million, respectively, payable to Svyazinvest, and accrued revenues of $33.9 million and $43.2 million, respectively, from Svyazinvest. During the year ended December 31, 2010, Svyazinvest ceased to be related to us.

Moscow Bank of Reconstruction and Development

        We maintain certain number of deposit and loan agreements, with MBRD, a subsidiary of Sistema. As of December 31, 2009, 2010 and 2011, we had cash positions at MBRD in the amount of $963.6 million, $378.7 million and $311.5 million in current accounts, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2009, 2010, and 2011, amounted to $25.1 million, $19.7 million and $14.9 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        Loans payable by us to MBRD amounted to $1.2 million, $0.3 million and $nil as of December 31, 2009, 2010 and 2011, respectively. The interest expense on these loans for the years ended December 31, 2009, 2010, and 2011 amounted to $0.8 million, $nil and $nil, respectively.

        In February 2012, MBRD announced its renaming into MTS Bank.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of $102.0 million, $76.2 million and $81.9 million for services provided in the years ended December 31, 2009, 2010 and 2011, respectively.

Mediaplanning

        We have contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we incurred expenses of $23.8 million, $59.2 million and $1.0 million for services provided in the years ended December 31, 2009, 2010 and 2011, respectively. In the year ended December 31, 2011, we ceased our relationship with this contractor.

Mezhregion Tranzit Telecom (MTT)

        During the years ended December 31, 2009, 2010 and 2011, we had interconnect and line rental agreements with MTT, an affiliate of Sistema. Revenues accrued thereunder from MTT for the years ended December 31, 2009, 2010 and 2011 amounted to $11.5 million, $nil and $nil, respectively, and expenses incurred to MTT for the years ended December 31, 2009, 2010 and 2011, amounted to $18.1 million, $nil and $nil, respectively. During the year ended December 31, 2009, MTT ceased to be related to us.

Sitronics

        During the years ended December 31, 2009, 2010 and 2011, we purchased telecommunication equipment, software and billing systems from Sitronics, a subsidiary of Sistema, and its subsidiaries, for approximately $190.1 million, $272.6 million and $503.2 million, respectively. In addition, during the years ended December 31, 2009, 2010 and 2011, we purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sitronics, for approximately $32.4 million, $29.9 million and $79.5 million, respectively, and we incurred expenses of $52.2 million, $56.6 million and $48.0 million, respectively, to Sitronics under an IT consulting agreement. As of December 31, 2009, 2010 and 2011, advances made by us to Sitronics and its subsidiaries amounted to $23.7 million, $144.6 million and $57.6 million, respectively.

Sistema Mass Media ("SMM")

        During the year ended December 31, 2009, we had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009, these loans and promissory notes were repaid in full. Interest expense on the loans and promissory notes for the year ended December 31, 2009, amounted to $1.4 million.

City Hals

        During the years ended December 31, 2009 and 2010, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us, for which we incurred expenses to City Hals of approximately $10.0 million and $9.5 million, respectively. During the year ended December 31, 2010, City Hals ceased to be related to us.

Invest-Svyaz-Holding

        We entered into several agreements with Invest-Svyaz-Holding, a subsidiary of Sistema, for the leasing of network equipment and billing system. The leases were recorded as capital leases in compliance with authoritative guidance on leases. The value of leased assets is insignificant.

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

AB Safety

        During the years ended December 31, 2009, 2010 and 2011, we paid $5.6 million, $9.3 million and $10.1 million, respectively, to AB Safety, an affiliate of Sistema, for the provision of security services.

Sky Link and subsidiaries

        During the years ended December 31, 2009 and 2010, we accrued revenues from interconnect agreements with Sky Link, an affiliate of Sistema, and its subsidiaries, amounting to $9.9 million and $7.4 million, respectively.

        During the years ended December 31, 2008 and 2009, Sky Link paid $3.4 million and $14.3 million, respectively, to us in respect of outstanding indebtedness which resulted in the partial reversal of a provision for uncollectable loan recorded in 2007 and the recognition of a gain of $4.3 million in our audited consolidated financial statements for the year ended December 31, 2009. As a result of such payments, the amount recorded in our audited consolidated financial statements under the line item "short-term investments" reflecting outstanding loan amount payable by Sky Link was reduced from $10.5 million as of December 31, 2008 to $nil as of December 31, 2009. During the year ended December 31, 2010, Sky Link and its subsidiaries ceased to be related to us.

Sistema-Hals

        In October 2008, we entered into an agreement for the construction of an aerial system in the Moscow metro with Sistema-Hals, an affiliate of Sistema. As of December 31, 2008 and 2009, advances given to Sistema-Hals under this agreement amounted to $11.7 million and $6.7 million, respectively, which was included under the line item "property, plant and equipment" in our audited consolidated financial statements.

        MGTS entered into a series of agreements with Sistema-Hals in connection with the reconstruction and development of buildings housing MGTS's automatic telephone exchanges. As of December 31, 2008 and 2009, as a result of work performed under such agreements, MGTS recorded a liability of $36.8 million and $38.3 million, respectively, payable to Sistema-Hals.

        The amount of $16.7 million was recorded in our audited consolidated financial statements for the year ended December 31, 2008, under the line item "short-term investments" reflecting an outstanding loan between us and Sistema-Hals with an interest rate of 11.0% and maturing in December 2009. In November 2009, the outstanding principal amount and all accrued interest under such loan were deemed satisfied in full by the issuance to us by Sistema of $20.4 million of promissory notes maturing in 2017 with an interest rate of 0%, and the amount recorded in our audited consolidated financial statements for the year ended December 31, 2009, under the line item "short-term investment" in respect of Sistema-Hals was reduced to $nil. During the year ended December 31, 2010, Sistema-Hals ceased to be related to us.

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

Sistema-Inventure

        In the year ended December 31, 2010, in connection with the sale of a 25% plus one share stake in Svyazinvest, we incurred consultancy fees for Sistema-Inventure, a subsidiary of Sistema, in the amount of RUB 291.2 million ($9.6 million at average rate for September 2010). In December 2011, we acquired a 100% stake in Sistema-Inventure, which directly owns 29% of the ordinary shares of MGTS.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2009, 2010 and 2011, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to $10.5 million, $9.8 million and $9.5 million, respectively, which, individually, were and are immaterial. Our main investments are in MBRD, in which we hold 1.8%, and SMM, in which we hold 3.14%, and the value of such investments as of December 31, 2009, 2010 and 2011, amounted to $5.2 million, $5.2 million and $4.9 million for MBRD, and $3.9 million, $3.8 million and $3.6 million for SMM.

Transactions with equity investees

MTS Belarus

        During the years ended December 31, 2009, 2010 and 2011, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to $nil, $2.6 million and $6.5, respectively. At the same time, during the years ended December 31, 2009, 2010 and 2011 we incurred roaming expenses with MTS Belarus amounting to $nil, $5.5 million and $10.5 million, respectively.

Intellect Telecom

        During the year ended December 31, 2009, we provided loans with an interest rate of 11.0%, and maturity date in 2012, to Intellect Telecom, our associate company. As of December 31, 2010, these loans had been fully repaid prior to the maturity date. As of December 31, 2009 and 2010, the amounts outstanding under the loans were $12.8 million and $nil million, respectively.

Transactions with affiliated individuals

Mr Pierre Fattouche and Mr Moussa Fattouche

        In December 2010, we granted a $90.0 million loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, our subsidiary in Armenia.

Simultaneously, we signed an amendment to the put and call option agreement for the remaining 20% stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise. Interest accrued on the loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche for the years ended December 31, 2010 and 2011, amounted to $0.4 million and $4.1 million, respectively, and was included under the line item "interest income" in our consolidated statements of operations.

Accounts receivable and accounts payable

        We had total accounts receivable of $4.5 million, $2.7 million and $16.7 million from, and total accounts payable of $57.0 million, $53.0 million and $80.5 million to, related parties as of December 31, 2011, 2010 and 2009, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 22 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.  Consolidated Statements and Other Financial Information

        8.A.1-3.    See Item 18.

        8.A.4-6.    Not applicable.

8.A.7. Litigation

Bitel

        In December 2005, our wholly owned subsidiary MTS Finance acquired a 51.0% stake in Tarino, from Nomihold, for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel's corporate offices were seized by a third party. As we did not regain operational control over Bitel's operations in 2005, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005. As reflected in our audited annual consolidated financial statements for the year ended December 31, 2006, we wrote off the costs relating to the purchase of the 51.0% stake in Bitel. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the LCIA in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011, the LCIA made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). The Award is accruing interest until the Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, we recorded an additional $40.8 million and $3.2 million in the consolidated financial statements for the year ended December 31, 2010 and 2011, respectively (representing interest accrued on the awarded sums).

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice ("High Court") which, in part, restricts MTS Finance from dissipating its assets. Additionally, MTS Finance has been granted permission to appeal the Award, but the High Court has imposed conditions upon the appeal. MTS Finance is currently seeking to have the conditions lifted.

        Further on February 1, 2011, Nomihold obtained an order of the Luxembourg District Court enforcing the Award in Luxembourg. This order is in the process of being appealed.

        As an issuer of US $400,000,000 2012 Notes pursuant to an Indenture dated January 28, 2005 (as amended) (the "Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, we applied to and obtained from the High Court an order authorizing both payments to be made by us instead of by MTS Finance (the "Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005, between MTS Finance and us ("the Intercompany Loan Agreement") to process the payments through MTS Finance. However, because MTS Finance was subject to a freezing order and not capable of transferring out the money to the trustee for distribution, and because we owed obligations to the noteholders as guarantor under the Indenture, we decided to make the Direct Payments to the noteholders pursuant to an order of the High Court.

        In relation to the obligations under the Intercompany Loan Agreement, we and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation by us to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, we received a request for arbitration from MTS Finance. The process is underway and will clarify the rights between the parties under the Intercompany Loan Agreement. We deny that any further payments are due under the Intercompany Loan Agreement. The arbitration will be conducted under the Rules of the LCIA and it is expected to last between 6 and 12 months.

        In addition, three Isle of Man companies affiliated with us (the "KFG Companies") have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the KFG Companies do not prevail in these lawsuits, they may be liable to Bitel for such claims. Bitel's Isle of Man advocates have recently withdrawn from their representation of Bitel, and Bitel does not appear to be pursuing these claims.

        In January 2007, the KFG Companies asserted counterclaims against Bitel, and claims against other defendants, including Altimo LLC ("Altimo"), Altimo Holdings & Investments Limited ("Altimo Holdings"), CP-Crédit Privé SA and Fellowes International Holdings Limited, for the wrongful misappropriation and seizure of Bitel. The defendants sought to challenge the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies.

        On March 10, 2011, the Judicial Committee of the UK Privy Council ruled in favor of the KFG Companies and confirmed the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of Kyrgyz telecom operator Bitel and its assets.

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011, by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth approximately $500 million that Altimo Coöperatief U.A. has lodged with the Isle of Man court. The KFG Companies are proceeding with their counterclaims in the Isle of Man. A trial has been set to commence in May 2013.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC") under the rules of the LCIA, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the "Transfer Agreement") concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. The tribunal is currently deciding whether to stay the damages phase of the LCIA proceedings pending conclusion of the Isle of Man proceedings. We are not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

        For additional information, see Note 27 to our audited consolidated financial statements.

Euroset

        On April 20, 2009, we filed a lawsuit against Euroset Retail seeking RUB 272.3 million ($8.2 million as of April 30, 2009) for breach of contract in relation to iPhone shipments. We entered into a settlement agreement with Euroset Retail, which was approved by the court on November 25, 2009, thus dismissing the case. Under this settlement agreement, Euroset Retail undertook to repay the principal amount of RUB 269.1 million ($9.0 million as of November 30, 2009) in equal installments over a 24 month period. On April 24, 2009, we filed a lawsuit against Torgoviy Dom Euroset ("TD Euroset") seeking recovery of RUB 322.6 million ($9.7 million as of April 30, 2009) for collected subscriber payments not transferred to us in accordance with an agency contract. We entered into a settlement agreement with TD Euroset, which was approved by the court on December 21, 2009, thus dismissing the case. Under this settlement agreement, TD Euroset undertook to repay the principal amount, excluding the offset payments, in equal installments over a 24 month period.

        On April 21, 2009, TD Euroset filed two claims against us, seeking (i) payment of RUB 354.6 million ($10.7 million as of April 30, 2009) in dealer commission bonuses and (ii) payment of RUB 144.5 million ($4.3 million as of April 30, 2009) in general dealer commissions. We entered into a settlement agreement with TD Euroset relating to the claim (i) described above, which was approved by the court on December 30, 2009, thus dismissing the case. Under this settlement agreement, all relevant obligations of the parties were extinguished through offset. On July 13, 2009, the court dismissed the case relating to claim (ii) described above, and on November 24, 2009, we entered into a settlement agreement with TD Euroset, whereby the parties confirmed that all the disputed obligations would be extinguished through offset.

        See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

Beta Link

        On February 25, 2009, we filed a lawsuit against Beta Link seeking recovery of RUB 840.7 million ($25.3 million as of April 30, 2009) for breach of a loan agreement. On July 30, 2009, the court ruled in our favor, ordering Beta Link to pay to us RUB 836.7 million ($26.3 million as of July 31, 2009).

        In March and April 2009, we filed three additional lawsuits against Beta Link seeking damages amounting in aggregate to RUB 95.7 million ($2.9 million as of April 30, 2009) for breach of three contracts in relation to iPhone shipments. In June and July 2009, the court ruled in our favor in all three cases, ordering Beta Link to pay the aggregate amount of RUB 99.7 million ($3.1 million as of July 31, 2009) to us.

        All of the abovementioned claims were brought in the Moscow Arbitrazh Court.

        On August 12, 2009, Beta Link filed a claim against us, seeking payment of (i) RUB 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) $10.0 million in penalties for breach of a dealer agreement and (iii) $2.7 million of unrealized potential benefits. On December 11, 2009, the Moscow Arbitrazh Court ruled in favor of Beta Link and ordered us to pay RUB 118.6 million ($3.9 million as of December 31, 2009) and $10.0 million in penalties. We appealed this ruling, and the appellate court ruled in our favor on March 23, 2010, denying Beta Link's claim in full. Beta Link in return, filed a further appeal against MTS. On July 22, 2010, Beta Link withdrew its appeal and the case was dismissed.

        Beta Link is currently bankrupt and we are a party to the bankruptcy proceedings as its creditor. In November and December 2009, the Moscow Arbitrazh Court ordered that our claims, in the aggregate amount of RUB 986.5 million ($32.6 million as of December 31, 2009), be included into Beta Link's register of creditors' claims. On February 18, 2010, the Moscow Arbitrazh Court found Beta Link bankrupt and initiated liquidation proceedings. On April 7, 2011, the Moscow Arbitrazh Court prolonged liquidation proceedings until June 2, 2011, and postponed them again until August 23, 2012.

Turkmenistan

        In June 2005, we commenced operations in Turkmenistan through our wholly owned subsidiary BCTI. By December 2010, our investments in BCTI exceeded $250.0 million and, as a result, BTCI became the largest telecommunications operator in Turkmenistan providing services to more than 2.4 million subscribers. Our annual revenues from providing telecommunications services in Turkmenistan for the years ended December 31, 2008, 2009 and 2010 amounted to $131.4 million, $160.7 million and $207.6 million, respectively.

        In December 2010, our operations in Turkmenistan were suspended following a notice received from the Ministry of Communications of Turkmenistan informing us of a decision by the Turkmenistan government to suspend licenses held by BCTI for a period of one month (starting from December 21, 2010). On January 21, 2011, the period of license suspension expired, however, permission to resume operations was never granted.

        We conducted operations in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, us and the Ministry of Communications of Turkmenistan, which was due to be automatically extended on December 21, 2010, provided certain terms and conditions were satisfied (the "2005 Agreement"). Under the 2005 Agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Accordingly, BCTI shared 20% of its net profit commencing December 21, 2005. We at all times were led to believe that the 2005 Agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications and the Turkmenistan government failed to extend the 2005 Agreement in accordance with its terms.

        Following the decision to suspend BCTI's licenses, the Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent us from providing services to our customers.

        We initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend our legal rights. On December 21, 2010, BCTI filed three requests for arbitration with the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Ministry of Communications of Turkmenistan and several state-owned telecom operators requesting specific performance on the respective agreements and compensation of damages. Subsequently, the sovereign state of Turkmenistan was joined as a respondent in the proceedings against the Ministry of Communications of Turkmenistan. An independent appraisal has shown that we have suffered damages amounting to $855 million as a result of breaches committed by the respondents. We have made a claim for this amount in the ICC proceedings. In March 2012, we withdrew the demand for specific performance of the 2005 Agreement from our claim against the Ministry of Communications of Turkmenistan and the sovereign state of Turkmenistan after negotiations with the Turkmenistan government stopped at the end of 2011 and not resumed to date.

        On January 21, 2011, we sent a formal notice to the Government of Turkmenistan requesting to resolve the dispute through negotiations and notifying it of our intention to file a claim pursuant to the provisions of the Bilateral Investment Treaty between the Russian Federation and Turkmenistan. The dispute was not resolved by negotiations and, accordingly, on September 1, 2011, we filed a claim against Turkmenistan in the ICSID. On October 5, 2011, the claim was registered by the ICSID Secretariat.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 27 to our audited consolidated financial statements.

        In October 2009, the Russian tax authorities completed a tax audit of our subsidiary, Sibintertelecom, for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUB 174.5 million (approximately $5.8 million as of December 31, 2010) of additional taxes, penalties and fines against Sibintertelecom. We appealed this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, to the Moscow Arbitrazh Court. In November 2010, the Moscow Arbitrazh Court issued a ruling to grant our claim, which was subsequently confirmed by the Ninth Arbitrazh Appeal Court on February 24, 2011. However, the Russian tax authorities appealed the decision of the Ninth Arbitrazh Appeal Court in the Federal Arbitrazh Court of Moscow Distict, which confirmed previously issued rulings in our favor in June 2011.

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million ($11.6 million as of December 31, 2010) in additional taxes, penalties and fines were payable by us. The resolution did not come into force as we prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 173.9 million ($5.4 million as of December 31, 2011). We filed an appeal for RUB 84.2 million ($2.6 million as of December 31, 2011) of the remaining RUB 180.0 million ($5.6 million as of December 31, 2011) with the Moscow Arbitrazh Court. A hearing is scheduled for April 26, 2012.

        In February 2012, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2007 and 2008. Based on the results of their audit, the Russian tax authorities assessed RUB 258.1 million ($8.0 million as of December 31, 2011) in additional taxes, penalties and fines payable by us. In February 2012, MGTS challenged the tax authorities' decision with higher authorities within the Federal Tax Service.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2011, the tax declarations of MTS OJSC and its Russian subsidiaries for the preceding three fiscal years were open for further review.

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

        In October 2010, FAS determined that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. As a result, FAS imposed an administrative fine on us in the amount of RUB 21.9 million ($0.8 million as of March 28, 2011) which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. We paid the fine imposed by FAS on March 28, 2011.

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

        In June 2011, the FAS subdivision in the Republic of Tatarstan determined that we, Vimpelcom, MegaFon and CJSC Smarts violated antimonopoly laws on competition by charging our subscribers higher fees for calls to fixed operators than for calls to other cellular operators. We appealed this decision in the Tatarstan Arbitrazh Court, which confirmed the FAS decision on January 18, 2012. We appealed this decision on March 5, 2012, and the hearing is scheduled for April 27, 2012.

        In October 2011, the FAS subdivision in the Republic of Bashkortostan decided that the agreement on social and economic development in the field of telecommunications between us and the Bashkortostan Ministry of Communications and Mass Media, signed in February 2011, violates antimonopoly laws on competition as certain provisions of this agreement may constrain competition on the Bashkortostan telecommunications market. In December 2011, we appealed this decision in the Bashkortostan Arbitrazh Court, which ruled in our favor in March 2012.

        In October 2011, FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. The investigation is currently in progress.

        In December 2011, the AMC of Ukraine launched an investigation of our actions suspecting violation of antimonopoly laws in respect to pricing of international roaming. The Investigation is currently in progress.

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

B.  Significant Changes

        On February 28, 2012, subsequent to the statement of financial position date, we voluntarily repaid the full amount due under credit facilities of Gazprombank with an original maturity in 2013-2015. The amount repaid totaled $472.1 million (stated at December 31, 2011 exchange rate).

        On March 16, 2012, subsequent to the statement of financial position date, we voluntarily repaid $310.6 million from $434.8 million outstanding under credit facility of Bank of Moscow with the original maturity in 2013 (both amounts are stated at December 31, 2011 exchange rate).

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on the Open Joint Stock Company "MICEX-RTS" since December 2003. In addition, we issued additional ordinary shares in connection with our merger with Comstar, which have been listed on MICEX-RTS since May 2011. The shares of the additional issuance became fully fungible with our previously issued ordinary shares in July 2011.

Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the MICEX-RTS.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2012	$19.06	$17.60	239.8 RUB	221.0 RUB
February 2012	$18.40	$16.79	224.9 RUB	212.7 RUB
January 2012	$16.78	$14.94	219.5 RUB	186.0 RUB
December 2011	$16.63	$14.20	213.0 RUB	177.5 RUB
November 2011	$17.28	$13.34	212.0 RUB	181.1 RUB
October 2011	$15.01	$11.91	194.9 RUB	169.5 RUB
Quarterly High and Low
First Quarter 2012	$19.06	$14.94	239.8 RUB	186.0 RUB
Fourth Quarter 2011	$17.28	$11.91	213.0 RUB	169.5 RUB
Third Quarter 2011	$19.14	$12.30	244.0 RUB	177.1 RUB
Second Quarter 2011	$21.54	$18.68	261.7 RUB	228.5 RUB
First Quarter 2011	$21.54	$18.48	263.0 RUB	243.9 RUB
Fourth Quarter 2010	$23.33	$19.81	261.0 RUB	249.1 RUB
Third Quarter 2010	$23.11	$19.21	258.8 RUB	227.5 RUB
Second Quarter 2010	$23.55	$18.43	273.5 RUB	217.6 RUB
First Quarter 2010	$23.23	$17.84	255.6 RUB	225.6 RUB
Annual High and Low(1)
2011	$21.54	$11.91	263.0 RUB	169.5 RUB
2010	$23.55	$17.84	273.5 RUB	217.6 RUB
2009	$21.82	$7.44	231.6 RUB	104.8 RUB
2008	$40.76	$8.67	379.8 RUB	92.9 RUB
2007	$40.85	$18.32	378.0 RUB	217.7 RUB

(1)
Effective May 3, 2010, the ratio of our ADRs changed from 1 ADR per 5 common shares to 1 ADR per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADR ratio for all periods.

C.  Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange (currently MICEX-RTS) since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since July 6, 2000. Our U.S. dollar-denominated notes due in 2012 are listed on the Luxembourg Stock Exchange and our U.S. dollar-denominated notes due in 2020 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on the Moscow Interbank Currency Exchange.

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or board of directors. As of April 1, 2012, we had no treasury shares and our wholly owned subsidiaries held a total of 77,494,385 shares, of which approximately 87.7% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

  •
  if holding, alone or with other holders, 1% or more of the voting shares, file a lawsuit against a member of the Board of Directors or member of any executive body of the company (including the company's CEO and/or the company's managing organization) to reimburse damages suffered by the company as the result of their fault;

  •
  if holding, alone or with other holders, more than 1% of the voting shares, demand from the holder of register of shareholders to provide information on shareholders of the company and shares held by such shareholders;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 100 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the counting commission and the review commission;

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

  •
  any reorganization;

  •
  the conclusion of a major transaction, as defined under Russian law (i.e., involving assets having value of more than 50% of the balance sheet value of the assets calculated under Russian Accounting Standards ("RAS")); and

  •
  any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights;

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

  •
  prior registration of a share issuance with the FSFM;

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

  •
  publishing any information (including inside information) concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain corporate events, such as mandatory or voluntary tender offers, record dates, certain changes in ownership and shareholding, filing of any material claim against us, obtainment or revocation of material licenses, entry into certain transactions, as well as shareholder and certain board of directors' resolutions and certain information regarding our material subsidiaries;

  •
  disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

  •
  disclosing our charter and internal corporate governance documents on our website;

  •
  disclosing our annual report and annual financial statements prepared in accordance with RAS;

  •
  posting on our website a list of our affiliated companies and individuals on a quarterly basis and in case of any changes;

  •
  posting on our website a List of inside information; and

  •
  other information as required by applicable Russian securities legislation.

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

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law, investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation (a "Strategic Company") require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments ("Governmental Commission"), which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and FAS, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (participants') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a Strategic Company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company.

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

        On April 8, 2009, MTS OJSC and two of our subsidiaries, Dagtelecom LLC (Dagtelecom LLC has since been merged into MTS) and Sibintertelecom CJSC, were added to the register of companies occupying a dominant position on the market with a market share exceeding 25% for the purpose of the Strategic Foreign Investment Law.

        See also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—It is not yet clear how the new Strategic Foreign Investment Law will affect us and our foreign shareholders."

Disclosure of Ownership

        Under Russian law, a person acquiring, directly or indirectly, 5% or more of our common shares is required to notify us and the FSFM of, and we must then publicly disclose, such acquisition, as well as any subsequent acquisitions or disposals resulting in the crossing of 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% thresholds of our outstanding common shares by such person.

        A holder of more than 5% of our common shares is required to file with us and the FSFM information about its controlling shareholder (if any) or notify us and the FSFM about the absence of any such controlling shareholders.

        Our subsidiaries are required to notify us and the FSFM about the acquisition of our common shares. We are required to publicly disclose the acquisition of our common shares by our subsidiaries.

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

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on April 14 and October 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and matured on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures and repayment of existing indebtedness incurred in connection with our acquisitions of mobile operators in Russia and Ukraine. The notes were fully redeemed in October 2010.

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 28, 2005. The 8.00% notes were issued under an indenture dated January 28, 2005. Interest on the notes is payable in arrears on January 28 and July 28 of each year, commencing on July 28, 2005. These notes are guaranteed by us and mature on January 28, 2012. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $398.9 million were used to repay a $140 million loan we received from Credit Suisse First Boston International in October 2004 for general corporate purposes. We used the remaining net proceeds from the offering for general corporate purposes, including acquisitions and increasing our interests in certain of our subsidiaries. The notes were fully redeemed in January 2012.

        Each of the loan agreements relating to our notes due 2020 and indentures relating to our notes due 2012 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the lender (in the case of our notes due 2020), the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indentures with respect to our notes due 2012, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender (in the case of our notes due 2020), holders of notes or the trustee.

        On November 11, 2010, an international arbitration tribunal constituted under the rules of the LCIA rendered an award with regards to the arbitration commenced by Nomihold Securities Inc. in January 2007. The award requires our subsidiary, MTS Finance, to honor Nomihold's option to sell MTS Finance the remaining 49% stake in Tarino Limited for $170 million, plus $5.9 million in damages and $34.9 million in interest and other costs, and to compensate it for related costs. MTS Finance applied to the arbitration tribunal for correction of the award, however, the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against us, we have obtained consents from the noteholders of MTS Finance and MTS International Funding to: (1) waive certain defaults and events of default which might arise under the loan agreements as a result of the award, and (2) agree on certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award.

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

Syndicated Loans

        In 2006, we entered into a syndicated U.S. dollar-denominated bank loan facility agreement with a number of international financial institutions (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, and Sumitomo Mitsui Banking Corporation Europe Limited). This facility allowed us to borrow up to $1,330.0 million which was available in two tranches of $630.0 million and $700.0 million. The proceeds were used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matured in 2009. The second tranche bears interest of LIBOR+1.00% per annum within the first three years and LIBOR + 1.15% per annum thereafter, matures in April 2011 and is repayable in 13 equal quarterly installments, commencing in April 2008. An arrangement fee of 0.10% of the original facility amount and agency fee of $0.05 million per annum should be paid in accordance with the agreement. The commitment fee is 0.40% per annum on the undrawn facility in respect of the second tranche. The debt issuance costs in respect of this loan of $13.4 million were capitalized. The first tranche was fully repaid by us on May 20, 2009. We fully repaid the second tranche on October 21, 2010.

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

ING Bank Evrazia revolving credit facility

        In July 2011, we signed a credit facility agreement with ING Bank Evrasia. The facility is a revolving credit line, which allows us to borrow up to RUB 2.5 billion ($77.6 million as of December 31, 2011). The funds are to be used for the financing of our working capital and are available till July 2012. The facility can be drawn in RUB, EUR or USD. The interest rate is MosPrime, EURIBOR or LIBOR + 1.25%, depending on the currency of the drawn funds. The repayment period is to be agreed with the bank, but cannot exceed 3 months and extend beyond the final maturity date, which is July 2012. The arrangement fee paid under the agreement is RUB 6.2 million ($224,009 as of the date of capitalization). As of December 31, 2011, we have not made use of the facility.

Gazprombank credit facility

        In July 2011, we entered into a credit facility agreement with Gazprombank in the total amount of RUB 2,450 million ($76.1 million as of December 31, 2011). The funds from the facility are to be used for financing of our operating activities. The facility is available till July 2013 and bears an interest rate of MosPrime + 1.425%. Any drawn amount should be repaid within 180 days from the drawing date, but before the final maturity date. We are to pay additional interest of 0.15% p.a. on the drawn amount as a fee for credit account maintenance. As of December 31, 2011, we have not made use of the facility.

EKN Supported facility agreement

        In November 2009, we signed a credit facility agreement with Calyon, ING Bank N.V., Nordea Bank AB, Raiffeisen Zenralbank Oesterreich AG for $1,074.4 million. The facility is available in two tranches of $428.9 million and $645.5 million bearing interest rate of LIBOR +1.15%. The funds from the facility (fistly drawn in November 2011) are used to buy telecommunication equipment from Ericsson AB. The first tranche is repayable in sixteen semi-annual equal installments, commencing from December 2011, and matures in June 2019. The second tranche is repayable in seventeen semi-annual equal installments, commencing from September 2012, and matures in September 2020. We paid and capitalized arrangement fees and EKN insurance fees in the total amount of $2.2 million and $41.1 million under the agreement. Additionally, we are required to pay an agency fee of $10,000 on each anniversary of the signing date of the agreement for so long as the facility remains outstanding as well as commiment fee of 0.4% per annum on the undrawn facility amount ($468.7 million as of December 31, 2011). As of December 31, 2011, the balance outstanding under the facility amounted to $580.7 million.

Sberbank Loan Agreements

        In September 2011, we entered into a revolving credit line facility in the amount of RUB 10.0 billion ($313.7 million as of September 30, 2011). The funds under the facility are available till September 30, 2014 and cannot be drawn for more than 91 days. We intend to use the facility to finance our working capital when needed. The facility bears an interest rate of MosPrime +1.325% as published by Thomson Reuters and HBA. In case the specified rate is unavailable for more than two days the fixed rate of 9.825% is set for the facility. The arrangement fee for the facility amounted to RUB 30 million ($0.9 million as of the date of capitalization). The commitment fee is set at 0.1% per annum from the undrawn facility amount. The early redemption fee is 0.75% per annum from the repaid amount. As of December 31, 2011, we have not made use of the facility.

        In December 2010, we entered into two non-revolving credit line facilities in the amount of RUB 60.0 billion ($1,944.2 million as of December 13, 2010) and RUB 40.0 billion ($1,296.2 million as of December 13, 2010), respectively. The funds from the RUB 60.0 billion line of credit were used largely to refinance 2009 Sberbank loans in the aggregate amount of RUB 53.0 ($1,717.4 million as of December 13, 2010) billion which were fully repaid on December 13, 2010. The funds from the RUB 40.0 billion line of credit drawn in July and November 2011 were used to finance our 3G investments, as well as for the purchase of Sistema-Inventure CJSC, which directly owns 29% of ordinary shares in MGTS. Both lines of credit initially carried an annual interest rate of 8.95% with quarterly payments over a 7-year term. The interest rate is fixed for the period until March 20, 2011 and for the period from December 21, 2013 until the final maturity date in December 2017. The interest rate for the period from March 21, 2011 to December 20, 2013 depends on the average quarterly credit turnover on accounts of MGTS, MTS Ukraine and us. If the average credit turnover on accounts of MGTS and Comstar exceeds RUB 22.0 billion ($683.3 million as of December 31, 2011) and the average credit turnover on accounts of MTS Ukraine exceeds RUB 750.0 million ($23.3 million as of December 31, 2011), the interest rate shall remain unchanged. If the average credit turnover on accounts of MGTS, MTS Ukraine and us is below the above stated limits, the interest rate shall be increased by 1%. In addition, Sberbank is entitled to increase or decrease the interest rate for these lines of credit proportionally to the fluctuations of the CBR refinancing rate. In August 2011, the interest rate was decreased from 8.95% to 8.50%, it is valid for both credit lines starting from August 17, 2011. The amount of debt issuance cost capitalized by us is equal to RUB 400.0 million ($13.1 million as of the date of capitalization). A commitment fee of 0.5% p.a. is payable on the undrawn amounts of the loans on a quarterly basis through the end of the availability period. The fee on early redemption of the loans is set at 0.75%. As of December 31, 2011, the total amount outstanding under these loans amounted to RUB 100 billion ($3,106.0 million as of December 31, 2011).

        In September 2009, we entered into two loan agreements with Sberbank in the amount of RUB 22 billion ($731.1 million as of September 30, 2009) and RUB 25.0 billion ($830.8 million as of September 30, 2009), respectively. The funds were used for our investment programs, including for financing our acquisition of a 50.91% stake in Comstar. Both loans bear interest of 16% and are repayable in 7 equal semiannual installments, commencing March 27, 2012. The interest rate is fixed until March 27, 2010; for the subsequent periods (quarters), the rate will be determined as a total of the base rate (16%) plus rate A or rate B. Rate A depends on the average daily bank account balance we maintain with Sberbank for the interest period. If the average daily bank account balance falls below RUB 1.0 billion ($33.2 million as of September 30, 2009), rate A will be set at 0.5%. However, rate A will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUB 1.0 billion ($33.2 million as of September 30, 2009). Rate B depends on the average daily bank account balance maintained by our subsidiary, CJSC Russian Telephone Company, with Sberbank for the interest period. If the average daily bank account balance falls below RUB 0.5 billion ($16.6 million as of September 30, 2009), rate B will be set at 0.5%. However, rate B will not apply, and no extra interest will be charged, if the average daily bank account balance is equal to or exceeds RUB 1.0 billion ($33.2 million as of September 30, 2009). Additionally, we have to pay a commission of 0.25% on the outstanding amounts under the agreements for services related to maintenance of the loan accounts. The agreement for RUB 25 billion ($830.8 million as of September 30, 2009) is secured by pledge of equipment with a net book value of RUB 30 billion or approximately $996.9 million as of September 30, 2009 (assigned pledge value of RUB 21 billion, or approximately $697.9 million as of September 30, 2009) as well as 50.18% stake in Comstar. Related debt issuance cost capitalized by us totaled RUB 1,034.6 million ($33.6 million at the date of capitalization). During 2009 and 2010, we negotiated a reduction in the interest rates from 16% to 9.25%, which led to the immediate write-off of an unamortized debt issuance cost in the amount of $26.7 million. On December 13, 2010, we repaid the full outstanding amount of the loans in the amount of RUB 47.0 billion ($1,523.0 million as of December 13, 2010) to be able to make use of the RUB 60.0 billion ($1,944.2 million as of December 13, 2010) line of credit described above.

        Comstar entered into a non-revolving credit line facility with Sberbank in the amount of RUB 26.0 billion in 2007. In June 2007, Comstar drew down approximately RUB 17.4 billion (equivalent of $675.0 million as of the date of transaction) under this facility and used the proceeds to repay a $675.0 million loan from ABN Amro and Morgan Stanley. In November 2007, Comstar drew down an additional RUB 4.1 billion (equivalent of $167.4 million as of the date of transaction) under the facility to finance the acquisition of a 100% stake in DTN. In December 2008, Comstar drew the remaining RUB 4.5 billion to finance the acquisition of Stream TV. Accordingly, as of December 31, 2008 the facility was fully drawn. The facility originally bore interest at 7.6% per annum, which can be increased by Sberbank in conjunction with, but not exclusively, increases in CBR refinancing rate. The interest rate was increased to 9.5% per annum effective June 28, 2008 and further to 13.35% effective January 1, 2009. Interest is paid monthly. The facility is repayable in equal quarterly installments from September 2009 until June 2012 and is secured by pledge of a 25% plus one share stake in Svyazinvest. As of December 31, 2009, the balance payable under this facility amounted to $859.7 million. In September 2010, Comstar fully repaid its Sberbank loan out of the proceeds received from the sale of 25% plus 1 share ownership stake in Svyazinvest to Rostelecom.

Comstar Acquisition Agreement

        Pursuant to an Agreement dated October 12, 2009 between Sistema, ECU GEST HOLDING S.A., Sistema Telecom LLC and Telekoms Operator LLC, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema. Under the terms of the agreement, our wholly owned subsidiary, Telekoms Operator LLC, purchased Sistema's 50.91% stake in Comstar for RUB 39.15 billion ($1.32 billion as of October 12, 2009, the date of the acquisition).

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

United States—Russia Income Tax Treaty Procedures

        The Russian Tax Code does not contain a requirement that a non-resident holder that is a legal entity or organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident legal entity or organization seeking to obtain relief from or reduction of Russian withholding tax under a tax treaty must provide to a Russian company or foreign company or organization acting through its Russian registered presence, which is a tax agent (i.e., the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements and a Russian translation attached to it in advance of receiving the relevant income. The tax residency confirmation needs to be renewed on an annual basis and provided to the payer of income before the first payment of income in each calendar year.

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

        In accordance with the Russian Tax Code, to rely on tax treaty benefits, a non-resident holder who is an individual must present to the tax authorities an official document confirming his residency in the home country issued by the competent authorities in his/her country of residence and also other supporting documentation including a statement confirming the income received and the tax paid in the home country, also confirmed by the relevant foreign tax authorities, duly translated and apostilled or pass through a consular legalization. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore, advance relief from or reduction of withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before any payments are made to individuals. A non-resident holder which is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received and the tax was withheld.

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

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service ("IRS"), all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is an owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

        A non-U.S. corporation generally will be a passive foreign investment company (a "PFIC"), in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through" rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

        We do not believe that we were a PFIC for the year ended December 31, 2011. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

Additional Reporting Requirements

        Certain U.S. Holders who are individuals may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2011, $1,286.6 million, or 14.8% of our total indebtedness, including capital leases, was variable interest rate debt, while $7,421.8 million, or 85.2% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2011.

Contractual Maturity Date as of December 31, 2011.

Indebtedness	Currency	2012	2013	2014	2015	2016	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2011)
	(amounts in thousands of U.S. dollars)
Variable debt
Citibank International plc and ING Bank N.V.	USD	19,741	19,741	12,021	—	—	—	51,503	1.11%
HSBC Bank plc and ING BHF—BANK AG	USD	21,799	18,889	—	—	—	—	40,688	1.23%
EBRD	USD	18,462	18,462	9,230	—	—	—	46,154	3.91%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	14,790	6,915	—	—	—	36,495	1.11%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	16,609	16,609	8,726	1,017	—	—	42,961	1.11%
EBRD	USD	14,872	14,872	7,435	—	—	—	37,179	2.32%
Calyon, ING N.V., Reiffeisen Zentralbank Oesterreich	USD	62,010	74,186	74,186	74,186	74,186	221,988	580,742	1.96%
ABN AMRO N.V.	USD	6,287	6,287	—	—	—	—	12,574	1.16%
ABN AMRO N.V.	EUR	4,479	4,479	—	—	—	—	8,958	1.97%
LBBW	EUR	6,036	6,036	6,036	6,036	6,036	6,035	36,215	2.37%
BNP Paribas	EUR	8,963	8,963	8,963	8,963	8,963	19,218	64,033	3.27%
Bank of China	EUR	23,362	23,362	23,362	23,362	23,364	—	116,812	3.57%
VTB	EUR	998	—	—	—	—	—	998	6.5%
Intracom	EUR/AMD	6,799	—	—	—	—	—	6,799	4.11%
Skandinaviska Enskilda Banken AB	USD	31,656	31,656	31,656	31,656	29,242	13,536	169,402	1.03%
Skandinaviska Enskilda Banken AB	USD	5,851	5,851	5,851	5,851	5,851	5,850	35,105	2.61%

Total variable debt		262,714	264,183	194,381	151,071	147,642	266,627	1,286,618

Weighted average interest rate		2.06%	2.06%	2.09%	2.09%	2.07%	2.03%	2.06%
Fixed-rate notes
7.00% notes due 2013	USD	—	13,318	—	—	—	—	13,318	7.00%
7.75% notes due 2015	USD	—	—	—	234,705	—	—	234,705	7.75%
8.00% notes due 2012	USD	399,985	—	—	—	—	—	399,985	8.00%
8.00% notes due 2013	RUB	—	298,499	—	—	—	—	298,499	8.00%
8.15% notes due 2015	RUB	—	—	—	465,895	—	—	465,895	8.15%
8.625% notes due 2020	USD	—	—	—	—	—	750,000	750,000	8.63%
8.70% notes due 2017	RUB	—	—	—	—	—	310,597	310,597	8.70%
14.25% notes due 2012	RUB	465,895	—	—	—	—	—	465,895	14.25%
7.60% notes due 2014	RUB	—	—	422,988	—	—	—	422,988	7.60%
Fixed-rate bank loans
Gazprombank	RUB	—	78,684	314,738	78,685	—	—	472,107	8.75%
Sberbank	RUB	—	—	—	1,035,322	1,035,322	1,035,323	3,105,966	8.50%
Bank of Moscow	RUB	—	434,835	—	—	—	—	434,835	7.80%
Compulink	RUB	11,644	4,865	—	—	—	—	16,509	0.00%
Ekvant	RUB	4,589	1,235	1,235	1,235	1,235	7,410	16,939	0.00%
CISCO	RUB	4,062	522	—	—	—	—	4,584	11.25%
Other	Various	16	691	2,049	233	220	238	3,447	various

Total fixed debt		886,191	832,649	741,010	1,816,075	1,036,777	2,103,568	7,416,270

Weighted average interest rate		8.67%	8.34%	8.40%	7.32%	8.53%	8.54%	8.30%

        We would have experienced an additional interest expense of approximately $12.3 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2011. We would have experienced an additional interest expense of approximately $7.6 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2010. We would have experienced an additional interest expense of approximately $26.5 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR/CBR Refinancing Rate by 1% over the current rate as of December 31, 2009. The increase by 61.8% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2011. In addition, the 8.5% interest rate set for our Sberbank facilities due 2017 totaling RUB 100.0 billion (equivalent of $3,105.9 million as of December 31, 2011) is dependent on the average daily bank account balance maintained by MGTS, MTS Ukraine and us with Sberbank. In case we fail to maintain an average daily bank account balance in any three month period at the minimum levels established, the rate will be increased by 1%. Such rate increase would cause our interest expense to increase by approximately $31.1 million on an annual basis. The fair value of our publicly traded fixed-rate notes as of December 31, 2011, ranged from 95.0% to 107.3% of the notional amount. As of December 31, 2011, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 16 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2011
		(amounts in millions of U.S. dollars)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreements with ING Bank N.V. to pay a fixed rates of 2.09% to 4.41% and receive a variable interest rate of 6m LIBOR	November 2013 - February 2015	222.2	(4.3)
Swap agreements with HSBC bank Plc to pay a fixed rates of 2.18% to 4.14% and receive a variable interest rate of 6m LIBOR	October 2013 - September 2014	285.5	(2.2)
Swap agreement with HSBC bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of 6m EURIBOR	October 2013	37.2	(0.2)
Swap agreement with Rabobank to pay a fixed rate of 4.16% and receive a variable interest rate of 6m LIBOR	April 2014	86.1	(1.8)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of 6m LIBOR	September 2013	53.5	(0.8)
Swap agreement with ABN AMRO N.V. to pay fixed rate of 2.08% and receive a variable interest rate of 6m LIBOR	April 2013	21.1	(0.1)
Swap agreement with Calyon to pay fixed rate of 2.07% and receive a variable interest rate of 6m LIBOR	October 2013	28.3	(0.2)
Swap agreement with Calyon to pay fixed rate of 2.40% and receive a variable interest rate of 3m LIBOR	May 2012	295.0	(0.9)
Swap agreement with Calyon to pay fixed rate of 2.12% and receive a variable interest rate of 3m EURIBOR	May 2012	307.7	(0.4)
Swap agreement with Societe General Vostok to pay fixed rate of 2.40% and receive a variable interest rate of 6m LIBOR	June 2014	166.7	(1.9)

        We have also entered into several cross-currency interest rate swap agreements. These contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements matured in 2011.

        As of December 31, 2011, approximately 21.6% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2007	26.58	24.27	25.49	24.55
2008	29.38	23.13	24.86	29.38
2009	36.43	28.67	31.72	30.24
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2011	28.38	27.44
August 2011	29.45	27.52
September 2011	32.46	28.89
October 2011	32.68	29.90
November 2011	31.58	30.10
December 2011	32.20	30.81
January 2012	31.93	30.36
February 2012	30.41	28.95
March 2012	29.67	28.95

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 20, 2012 was 29.51 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2007	5.05	5.05	5.05	5.05
2008	7.88	4.84	5.27	7.70
2009	8.01	7.61	7.81	7.99
2010	8.01	7.89	7.94	7.96
2011	7.99	7.93	7.97	7.99

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2011	7.97	7.97
August 2011	7.97	7.97
September 2011	7.97	7.97
October 2011	7.98	7.97
November 2011	7.99	7.98
December 2011	7.99	7.99
January 2012	7.99	7.99
February 2012	7.99	7.99
March 2012	7.99	7.98

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 20, 2012 was 7.99 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar, which is our reporting currency, relative to the Russian ruble, Ukrainian hryvnia and Armenian dram, which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

        In 2009, we entered into two foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated debt obligations. Under the agreements, we have put and call option rights to acquire $80.0 million of U.S. dollars at rates within a range specified in the contracts. The first option agreement to acquire $40.0 million expired in 2010 and was not exercised, whereas the second option agreement to acquire $40.0 million expired unexercised in April 2011. In 2010, we additionally entered into foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated eurobonds. Under these agreements, we had put and call option rights to acquire $250.0 million at rates within a range specified in the contracts. These contracts were not designated for hedge accounting purposes and expired unexercised in January 2012.

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

        We would experience a currency exchange loss of $362.9 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2011. We would experience a currency exchange loss of $20.8 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2011. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        (Only Item 12.D.3-4 are applicable.)

D.  American Depositary Shares

3.
Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly.

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities	$5.00 for each 100 ADSs (or portion thereof)

Category	Depositary Actions	Associated Fee
(b) Receiving or distributing dividends	Distribution of stock dividends	$5.00 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities or cancellation or reduction of ADSs for any other reason	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs

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

Category	Depositary Actions	Associated Fee
(g) Expenses of the depositary	Certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges in connection with:	Charges to be assessed against holders as of the record date or dates set by the depositary and payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions
• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;
• depositary or its custodian's compliance with applicable law, rule or regulation;
• stock transfer or other taxes and other governmental charges;
• cable, telex, facsimile transmission or delivery charges;

•

if applicable, transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities);

• expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency);

•

any other charge payable by depositary or its agents including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of the shares or other deposited securities

4.     All fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities.

        The Depositary has agreed to reimburse to us or pay on our behalf certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, investor relations expenses, among others). The Depositary has covered all such expenses incurred by us during 2011 in the amount of $6.45 million. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

(a)
Disclosure Controls and Procedures.

        As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO") in Internal Control—Integrated Framework. As a result of management's evaluation of our internal control over financial reporting, management concluded that our internal control over financial reporting as of December 31, 2011 was effective.

        Management excluded from its assessment the internal control over financial reporting at Open Joint-Stock Company "Television and radio broadcasting company 'TVT"' which was acquired in October 2011 and whose financial statements constitute $175.6 million and $183.4 million of net assets and total assets, respectively, $6.3 million of revenues and $0.2 million of net loss attributable to the Group in the consolidated financial statements as of and for year ended December 31, 2011. Such exclusion was in accordance with the Securities and Exchange Commission's guidance that an assessment of a recently acquired business may be omitted in management's report on internal controls over financial reporting ("ICFR") in the year of acquisition.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Mobile TeleSystems OJSC:

        We have audited the internal control over financial reporting of Mobile TeleSystems OJSC, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Open Joint-Stock Company "Television and radio broadcasting company 'TVT"' which was acquired in October 2011 and whose financial statements constitute $175.6 million and $183.4 million of net assets and total assets, respectively, $6.3 million of revenues and $0.2 million of net loss attributable to the Group in the consolidated financial statements as of and for year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at TVT. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated March 6, 2012 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 6, 2012

(d)
Changes in internal control over financial reporting.

        Management has evaluated, with the participation of our CEO and CFO, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

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

        The current version of our Code of Ethics was adopted on December 15, 2011. Whereas we formerly had two codes of ethics—one applicable to senior officers (including our principal executive officer, principal financial officer and principal accounting officer) and one more generally applicable to all employees—the current Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2010 and 2011, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2010 and 2011, respectively.

	Year ended December 31,
	2010	2011
	(in thousands)
Audit Fees	$4,809.7	$4,110.4
Audit-Related Fees	479.1	122.5
Tax Fees	48.7	31.6
All Other Fees	—	68.7

Total	$5,337.5	$4,333.2

Audit Fees

        The Audit Fees for the years ended December 31, 2010 and 2011 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits and services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2010 and 2011 mainly included fees for agreed-upon procedures related to audited financial statements, attestation dry runs and due diligence related to acquisitions.

Tax Fees

        The Tax Fees for the years ended December 31, 2010 and 2011, respectively, include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2011, primarily relate to benchmarking of accounts receivable ratios, indices and internal procedures against industry best practice.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2011.

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

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of RUB 11.1 billion ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards. See "Item 3. Key Information—D. Risk Factors—Legal

Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us."

        We did not repurchase any ADSs in the year ended December 31, 2009, 2010 and 2011.

        A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) as a part of our reorganization during 2011. See "Item 3. Key information—A. Selected Financial Data."

        See also "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

  •
  For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and remuneration and nomination committee are comprised of independent directors, who meet on a regular basis in connection with their work on these committees.

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

    We have a remuneration and nomination committee comprised of three independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee's purpose, duties and responsibilities. The committee is primarily responsible for recommending appointments to key managerial posts, developing a set of requirements and criteria for directors and management executives and developing a remuneration structure and compensation levels for the Board of Directors, the audit committee and management executives (including the CEO).

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other Adjustments(1)	Balance at End of Period
	(in thousands)
Year Ended December 31, 2011
Allowance for doubtful accounts	$120,468	$101,967	$(125,474)	$96,961
Valuation allowance for deferred tax assets	165,994	—	(2,919)	163,075

Year Ended December 31, 2010
Allowance for doubtful accounts	$97,653	$123,352	$(100,537)	$120,468
Valuation allowance for deferred tax assets	182,308	—	(16,314)	165,994

Year Ended December 31, 2009
Allowance for doubtful accounts	$69,603	$105,260	$(77,210)	$97,653
Valuation allowance for deferred tax assets	26,744	78,761	76,803	182,308

(1)
Includes the impact of foreign currency translation adjustments.

Item 19.   Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 9, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 27, 2011.*
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

Exhibits No.	Description
4.7	Non-Revolving Credit Facility Agreement No. 5361 between Join Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated December 13, 2010 (English Translation) is incorporated herein by reference to Exhibit 4.7 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.8
Revolving Credit Facility Agreement No. 5455 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 30, 2011 (English Translation).
4.9	Revolving Credit Facility Agreement No. 2011/83-1 between ING Bank (EURASIA) ZAO (Closed Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 06, 2011.
4.10	Revolving Credit Facility Agreement No. 207/11-P between Gazprombank (Open Joint-Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 29, 2011 (English Translation).
4.11
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
4.14
MTS License No. 82397 for provision of mobile radiotelephone communication services in the 1800 MHz band in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.15
MTS License No. 80185 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Republic of Kalmykia (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.

Exhibits No.	Description
4.16	MTS License No. 75002 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Rostov Region (English translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.17
MTS License No. 76585 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.18
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
4.19
MTS License No. 58749 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.20
MTS License No. 50789 for provision of mobile radiotelephone communication services using IMT-2000/UMTS mobile radiotelephone networks in the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.53 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.21
MTS Ukraine License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.22
MTS Ukraine License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.23
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
4.30
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
4.31
MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.32
MTS License No. 86436 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Penza Region (English translation) is incorporated herein by reference to Exhibit 4.29 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.

Exhibits No.	Description
4.33	MTS License No. 86435 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.34
MTS License No. 94561 for provision of wireless telecommunications services in the LTE TDD (time-division duplexing) standard in the 2595-2620 MHz range in the territory of Moscow and the Moscow Region (English translation).
4.35	MTS License No. 94560 for provision of leased communications circuits services in the territory of the Russian Federation (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2011, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved at the Annual General Meeting of Shareholders on June 27, 2011, and became effective upon registration with the Federal Tax Service on July 28, 2011.

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

Date: April 23, 2012	MOBILE TELESYSTEMS OJSC
	By:	/s/ Andrei A. Dubovskov
		Name:	Andrei A. Dubovskov
		Title:	President and Chief Executive Officer

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mobile TeleSystems OJSC

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems OJSC and subsidiaries (the "Group") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mobile TeleSystems OJSC and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2012 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 6, 2012, except for Note 28,
as to which the date is April 23, 2012

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$1,850,826	$927,694
Short-term investments (Note 6)	86,242	333,594
Trade receivables, net (Note 7)	863,808	798,102
Accounts receivable, related parties (Note 22)	4,488	2,673
Inventory and spare parts (Note 8)	291,075	319,956
Prepaid expenses, including related party amounts of $3,031 and $26,722	234,730	232,352
Deferred tax assets (Note 21)	189,622	234,658
VAT receivable	191,039	164,761
Other current assets, including assets held for sale of $2,188 and $10,430	125,818	102,813

Total current assets	3,837,648	3,116,603

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $7,023,556 and $6,196,117 (Note 9), including advances given to related parties of $28,889 and $96,138	8,205,352	7,971,830
LICENSES, net of accumulated amortization of $231,006 and $384,405 (Notes 3 and 10)	227,511	294,728
GOODWILL (Notes 3 and 11)	1,118,530	981,335
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $1,537,088 and $1,516,949 (Notes 3 and 12), including prepayments to related parties of $28,742 and $48,425	1,362,287	1,541,638
DEBT ISSUANCE COSTS, net of accumulated amortization of $217,755 and $191,453	140,579	104,818
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 13)	188,047	241,792
OTHER INVESTMENTS, including related party amounts of $121,407 and $125,721 (Note 15)	123,442	128,582
OTHER NON-CURRENT ASSETS, including restricted cash of $2,152 and $4,719, deferred tax assets of $62,102 and $81,816 (Note 21)	114,833	96,716

Total assets	$15,318,229	$14,478,042

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2011	2010
CURRENT LIABILITIES:
Accounts payable, related parties (Note 22)	$56,982	$52,984
Trade accounts payable	799,128	629,077
Subscriber prepayments and deposits	529,231	523,464
Debt, current portion (Note 16), including related party amounts of $6,799 and $7,558	283,025	256,052
Notes payable, current portion (Note 16)	865,880	492,176
Deferred connection fees, current portion (Note 18)	49,868	49,212
Capital lease obligation, current portion	6,786	8,882
Income tax payable	27,095	26,071
Accrued liabilities (Note 20)	653,870	799,804
Bitel liability (Note 27)	213,152	210,760
Other payables	79,818	106,659

Total current liabilities	3,564,835	3,155,141

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 16)	2,496,002	2,830,676
Debt, net of current portion (Note 16), including related party amounts of $nil and $7,005	5,057,981	3,561,953
Capital lease obligation, net of current portion	5,529	10,873
Deferred connection fees, net of current portion (Note 18)	79,556	106,076
Deferred taxes (Note 21)	227,928	292,070
Retirement and post-retirement obligations	37,597	42,430
Property, plant and equipment contributions	86,072	88,859
Other long-term liabilities	111,503	146,217

Total long-term liabilities	8,102,168	7,079,154

Total liabilities	11,667,003	10,234,295

COMMITMENTS AND CONTINGENCIES (Note 27)
Redeemable noncontrolling interest (Note 24)	80,603	86,944
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of December 31, 2011 and 2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2010, 777,396,505 of which are in the form of ADS as of December 31, 2011 and 2010) (Note 23)	50,814	50,558
Treasury stock (77,496,725 and 76,456,876 common shares at cost as of December 31, 2011 and 2010)	(992,141)	(1,054,926)
Additional paid-in capital	92,720	—
Accumulated other comprehensive loss	(963,992)	(771,957)
Retained earnings	5,294,651	4,901,140

Nonredeemable noncontrolling interest	88,571	1,031,988

Total shareholders' equity	3,570,623	4,156,803

Total liabilities and shareholders' equity	$15,318,229	$14,478,042

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2011	2010	2009
NET OPERATING REVENUES
Services revenue and connection fees (including related party amounts of $13,481, $52,257 and $72,149, respectively)	$11,430,377	$10,586,068	$9,513,353
Sales of handsets and accessories	888,311	707,168	353,900

Total net operating revenues	12,318,688	11,293,236	9,867,253

OPERATING EXPENSES
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $15,878, $43,620 and $50,389, respectively)	2,633,434	2,260,888	2,011,332
Cost of handsets and accessories	902,692	727,682	375,444
General and administrative expenses (including related party amounts of $62,717, $83,305 and $66,677, respectively) (Note 25)	2,436,252	2,274,421	1,992,991
Provision for doubtful accounts	111,307	122,550	110,766
Impairment of long-lived assets (Note 2, 4)	19,015	127,875	75,064
Sales and marketing expenses (including related party amounts of $83,183, $135,622 and $127,106, respectively)	878,222	850,584	728,483
Depreciation and amortization expense	2,335,204	2,000,496	1,844,174
Other operating expenses (including related party amounts of $538, $9,796 and $12,207, respectively)	193,677	194,181	173,114

Net operating income	2,808,885	2,734,559	2,555,885
CURRENCY EXCHANGE AND TRANSACTION LOSS/(GAIN)	158,066	(20,238)	252,694
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $19,079, $21,640 and $53,940)	(62,559)	(84,396)	(104,566)
Interest expense, net of capitalized interest (including related party amounts of $423, $608 and $3,613)	656,898	777,287	571,901
Equity in net income of associates (Note 13)	(49,443)	(70,649)	(60,313)
Change in fair value of derivatives (Note 19)	—	—	5,420
Impairment of investments (including related party amounts of $nil, $nil and $349,370) (Notes 14)	—	—	368,355
Other expenses, net	6,571	66,924	23,254

Total other expenses, net	551,467	689,166	804,051

Income before provision for income taxes and noncontrolling interests	2,099,352	2,065,631	1,499,140
PROVISION FOR INCOME TAXES (Note 21)	531,620	517,188	505,047

NET INCOME	1,567,732	1,548,443	994,093
NET INCOME/(LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	123,788	167,812	(20,110)

NET INCOME ATTRIBUTABLE TO THE GROUP	1,443,944	1,380,631	1,014,203

Weighted average number of common shares outstanding—basic and diluted	1,970,953,129	1,916,869,262	1,885,750,147
Earnings per share, basic and diluted	$0.73	$0.72	$0.54

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive (loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2009	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,077,107	$(445,772)	$5,624,939	$4,880,079	$1,314,784	$6,194,863	$145,748

Comprehensive income/(loss):
Net income/(loss)	—	—	—	—	—	—	1,014,203	1,014,203	(24,469)	989,734	4,359
Currency translation adjustment, net of tax of $7,910	—	—	—	—	—	(196,819)	—	(196,819)	(29,478)	(226,297)	(4,399)
Change in fair value of derivatives, net of tax of $5,895 (Note 19)	—	—	—	—	—	(23,579)	—	(23,579)	—	(23,579)	—
Unrecognized actuarial gains, net of tax of $nil	—	—	—	—	—	1,003	—	1,003	1,808	2,811	—

Total comprehensive income/(loss)								794,808	(52,139)	742,669
Dividends declared MTS	—	—	—	—	—	—	(1,221,381)	(1,221,381)	(1,005)	(1,222,386)	—
Dividends Metro-Telecom	—	—	—	—	—	—	(4,371)	(4,371)	(231)	(4,602)	—
Accrued compensation costs	—	—	—	—	1,173	—	—	1,173	—	1,173	—
Acquisition of Comstar-UTS	—	—	—	—	(1,066,145)	—	(256,113)	(1,322,258)	—	(1,322,258)	—
Legal acquisition of Stream-TV (Note 3)	—	—	—	—	(1,616)	43	—	(1,573)	(1,470)	(3,043)	—
Dividends paid to noncontrolling interest of K-Telecom	—	—	—	—	—	—	—	—	—	—	(12,503)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	7,495	7,495	—	7,495	(7,495)
Effect of acquisition of Sistema Telecom	—	—	—	—	—	—	(12,402)	(12,402)	—	(12,402)	—
Increase in ownership in subsidiaries (Note 3)	—	—	31,816,462	371,827	(10,519)	(83,298)	(54,908)	223,102	(238,900)	(15,798)	(43,449)

Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(748,422)	$5,097,462	$3,344,672	$1,021,039	$4,365,711	$82,261

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive (loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(748,422)	$5,097,462	$3,344,672	$1,021,039	$4,365,711	$82,261

Comprehensive income/(loss):
Net income	—	—	—	—	—	—	1,380,631	1,380,631	161,214	1,541,845	6,598
Currency translation adjustment, net of tax of $7,528	—	—	—	—	—	(45,257)	—	(45,257)	(8,348)	(53,605)	940
Change in fair value of derivatives, net of tax of $(6,357) (Note 19)	—	—	—	—	—	25,428	—	25,428	—	25,428	—
Unrecognized actuarial losses, net of tax of $nil	—	—	—	—	—	(3,706)	—	(3,706)	(3,445)	(7,151)	—

Total comprehensive income								1,357,096	149,421	1,506,517
Dividends declared MTS	—	—	—	—	—	—	(953,192)	(953,192)	(11,552)	(964,744)	(14,973)
Dividends Metro-Telecom	—	—	—	—	—	—	(11,115)	(11,115)	—	(11,115)	—
Gain on transfer of asset from Sistema	—	—	—	—	—	—	2,603	2,603	1,463	4,066	—
Accrued compensation costs	—	—	—	—	—	—	614	614	—	614	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(12,118)	(12,118)	—	(12,118)	12,118
Acquisition of Metro-Telecom	—	—	—	—	—	—	(11,070)	(11,070)	—	(11,070)	—
Acquisition of Sistema Telecom	—	—	—	—	—	—	(439,455)	(439,455)	—	(439,455)	—
Acquisition of Multiregion	—	—	—	—	—	—	—	—	24,244	24,244	—
Recognition of put option in Comstar-UTS	—	—	—	—	—	—	(11,636)	(11,636)	—	(11,636)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	(141,584)	(141,584)	(152,627)	(294,211)	—

Balances at December 31, 2010	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(771,957)	$4,901,140	$3,124,815	$1,031,988	$4,156,803	$86,944

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive income/(loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at December 31, 2010	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(771,957)	$4,901,140	$3,124,815	$1,031,988	$4,156,803	$86,944

Comprehensive income/(loss):
Net income	—	—	—	—	—	—	1,443,944	1,443,944	116,544	1,560,488	7,244
Currency translation adjustment, net of tax of $(13,988)	—	—	—	—	—	(137,290)	—	(137,290)	30,787	(106,503)	(1,789)
Change in fair value of derivatives, net of tax of $(1,841) (Note 19)	—	—	—	—	—	7,364	—	7,364	—	7,364	—
Unrecognized actuarial gains, net of tax of $nil	—	—	—	—	—	5,940	—	5,940	464	6,404	—

Total comprehensive income								1,319,958	147,795	1,467,753
Dividends declared MTS	—	—	—	—	—	—	(1,026,747)	(1,026,747)	—	(1,026,747)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(203,273)	(203,273)	(5,741)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	6,055	6,055	—	6,055	(6,055)
Acquisition of own stock	—	—	(8,000)	(70)	—	—	—	(70)	—	(70)	—
Exercise of put option in Comstar-UTS	—	—	—	—	—	—	11,636	11,636	—	11,636	—
Comstar-UTS merger (Note 3)	73,087,424	256	(1,031,849)	62,855	366,298	(24,645)	—	404,764	(393,817)	10,947
Acquisition of noncontrolling interest in Comstar-UTS	—	—	—	—	—	(4,760)	(41,377)	(46,137)	(119,340)	(165,477)
Acquisition of noncontrolling interest in MGTS (Note 3)	—	—	—	—	(272,840)	(38,644)	—	(311,484)	(356,330)	(667,814)
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	(738)	—	—	(738)	(18,452)	(19,190)	—

Balances at December 31, 2011	2,066,413,562	$50,814	(77,496,725)	$(992,141)	$92,720	$(963,992)	$5,294,651	$3,482,052	$88,571	$3,570,623	$80,603

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,567,732	$1,548,443	$994,093
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,335,204	2,000,496	1,844,174
Currency exchange and transaction loss/(gain)	130,467	(98,706)	212,510
Impairment of investments	—	—	368,355
Impairment of long-lived assets	19,015	127,875	75,064
Debt issuance cost amortization	28,502	89,244	36,892
Amortization of deferred connection fees	(96,676)	(95,706)	(67,057)
Equity in net income of associates	(49,443)	(70,649)	(60,313)
Provision for doubtful accounts	111,307	122,550	110,766
Inventory obsolescence expense and other provisions	30,160	27,825	12,225
Deferred tax loss/(benefit)	11,548	(45,448)	101,524
Write-off of non-recoverable VAT receivable	4,535	2,534	9,652
Change in fair value of derivatives	—	—	5,420
Other non-cash items	(13,839)	57,021	6,265
Changes in operating assets and liabilities:
Increase in accounts receivable	(212,222)	(301,764)	(216,654)
Increase in inventory	(15,356)	(105,859)	(111,998)
(Increase)/decrease in prepaid expenses and other current assets	(37,715)	141,976	14,299
(Increase)/decrease in VAT receivable	(38,087)	(53,265)	8,914
Increase in trade accounts payable, accrued liabilities and other current liabilities	31,545	222,630	222,744
Dividends received	42,328	47,973	25,355

Net cash provided by operating activities	3,849,005	3,617,170	3,592,230

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(219,474)	(195,106)	(270,540)
Purchases of property, plant and equipment	(2,239,787)	(1,914,331)	(1,942,402)
Purchases of intangible assets	(344,679)	(732,786)	(385,907)
Proceeds from sale of property, plant and equipment and assets held for sale	22,554	6,790	28,606
Purchases of short-term investments	(522,969)	(672,286)	(513,933)
Proceeds from sale of short-term investments	787,957	577,623	649,483
Purchase of other investments	(51,694)	(109,448)	(613)
Proceeds from sale of shares in Svyazinvest	—	843,158	—
Proceeds from sales of other investments	7,485	15,989	44,003
Investments in and advances to/from associates	3,000	(2,900)	1,950
Decrease in restricted cash	2,568	1,670	17,182

Net cash used in investing activities	(2,555,039)	(2,181,627)	(2,372,171)

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from related parties and non-controlling interests (Note 3)	(864,081)	(739,756)	(1,345,820)
Contingent consideration paid on acquisition of subsidiaries	(13,532)	—	—
Proceeds from issuance of notes	228,333	1,560,028	1,003,226
Repurchase of common stock	(67)	—	—
Proceeds from issuance of common stock	13,442	—	—
Repayment of notes	(49,409)	(862,403)	(9,182)
Notes and debt issuance cost	(70,774)	(65,697)	(105,137)
Capital lease obligation principal paid	(9,348)	(12,841)	(15,592)
Dividends paid	(1,239,828)	(975,822)	(1,266,102)
Proceeds from loans	2,043,521	2,839,644	3,598,100
Loan principal paid	(308,565)	(4,779,595)	(1,728,544)

Net cash (used in)/provided by financing activities	(270,308)	(3,036,442)	130,949

Effect of exchange rate changes on cash and cash equivalents	(100,526)	(417)	42,015

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	923,132	(1,601,316)	1,393,023
CASH AND CASH EQUIVALENTS, beginning of the year	927,694	2,529,010	1,135,987

CASH AND CASH EQUIVALENTS, end of the year	$1,850,826	$927,694	$2,529,010

SUPPLEMENTAL INFORMATION:
Income taxes paid	$511,961	$400,116	$432,066
Interest paid	633,116	671,354	510,784
Non-cash investing and financing activities:
Contributed property, plant and equipment	$6,110	$2,814	$3,213
Additions to network equipment and software under capital lease	—	—	830
Equipment acquired through vendor financing	—	—	27,983
Amounts owed for capital expenditures	229,064	180,528	236,364
Payable related to business acquisitions	6,857	23,281	37,985

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        The Group provides a wide range of telecommunications services, including voice and data transmission, internet access, various value added services through wireless and fixed lines as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Uzbekistan and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS OJSC have been traded on the Open Joint Stock Company "MICEX-RTS" ("MICEX-RTS").

        In 2009, the Group started to expand its own retail network, operated by Russian Telephone Company CJSC ("RTC"), a wholly owned subsidiary of MTS OJSC. During 2009 and 2010 the Group, following this strategy, acquired a number of Russian federal and regional mobile retailer operators (Note 3).

        In 2009 through a series of transactions the Group acquired a 61.97% stake in Open Joint-Stock Company Comstar—United TeleSystems ("Comstar-UTS"), a provider of fixed line telecommunication services in Russia and the CIS, from Joint-Stock Financial Corporation Sistema ("Sistema"). The acquisition of Comstar-UTS provided access to important growth markets in commercial and residential broadband which gave rise to the development of convergent telecommunication services (Note 3).

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        For entities where (1) the total equity investment at risk is sufficient to enable the entity to finance its activities without additional support and (2) the equity holders bear the economic residual risks and returns of the entity and have the power to direct the activities of the entity that most significantly affect its economic performance, the Group consolidates those entities it controls either through a majority voting interest or otherwise. For entities that do not meet these criteria, commonly known as variable interest entities ("VIEs"), the Group consolidates those entities where the Group has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        As of December 31, 2011 and 2010, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method
		2011	2010
Barash Communications Technologies, Inc. ("BCTI")	Consolidated	100.0%	100.0%
Comstar-Regions	Consolidated	100.0%	73.3%
MTS Bermuda(1)	Consolidated	100.0%	100.0%
MTS Finance(2)	Consolidated	100.0%	100.0%
MTS Ukraine(3)	Consolidated	100.0%	100.0%
Multiregion(4)	Consolidated	—	100.0%
RTC	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
TVT	Consolidated	100.0%	—
Infocentr	Consolidated	100.0%	—
Inteleca Group	Consolidated	100.0%	—
Altair	Consolidated	100.0%	—
Sistema Telecom	Consolidated	100.0%	100.0%
TS-Retail	Consolidated	100.0%	96.0%
Uzdunrobita	Consolidated	100.0%	100.0%
Metro-Telecom	Consolidated	95.0%	95.0%
Moscow City Telephone Network ("MGTS")	Consolidated	94.1%	51.3%
K-Telecom	Consolidated	80.0%	80.0%
MTS International Funding Limited ("MTS International")	Consolidated	VIE	VIE
Comstar-UTS(5)	Consolidated	—	73.3%
Dagtelecom(5)	Consolidated	—	100.0%
Evrotel(5)	Consolidated	—	100.0%
Intellect Telecom	Equity	47.0%	22.5%
MTS Belarus	Equity	49.0%	49.0%

(1)
A wholly-owned subsidiary established to repurchase the Company's ADSs.

(2)
Represents beneficial ownership.

(3)
Legal entity Ukrainian Mobile Communications was renamed to MTS Ukraine in 2010.

(4)
Merged with Comstar-Regions on December 6, 2011.

(5)
Merged with MTS OJSC on April 1, 2011.

        The Group consolidates MTS International, a private company organized and existing as a private limited company under the laws of Ireland, which qualified as a variable interest entity under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 810, Consolidation. The Group is the primary beneficiary of MTS International. MTS International was established for the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010, MTS International issued $750.0 million 8.625% notes due in 2020 (Note 16). Total liabilities of the consolidated variable interest entity amounted to $751.6 million as of December 31, 2011 and 2010.

        Functional currency translation methodology—As of December 31, 2011, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, MTS Finance and MTS International—the Russian ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian hryvnia;

  •
  For the Turkmen branch of BCTI—the Turkmenian manat;

  •
  For K-Telecom—the Armenian dram;

  •
  For MTS Belarus—the Belarusian ruble / U.S. Dollar ("USD");

  •
  For Uzdunrobita and other entities—the U.S. Dollar.

        Until October 1, 2011, the functional currency for MTS Belarus, the Group's equity investee, was the local country currency. However, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary. The Group reevaluated the functional currency criteria under ASC 830 Foreign Currency Matters, and determined that, starting October 1, 2011, the functional currency of MTS Belarus was the U.S. Dollar. The impact of the change in functional currency of MTS Belarus on the Group's consolidated financial statements was an increase in the carrying value of investments and advances in associates by $88.8 million as of October 1, 2011.

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at the average exchange rate for the period. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        Significant estimates include the allowance for doubtful accounts and inventory obsolescence, valuation allowance for deferred tax assets for which it is more likely than not the assets will not be realized, the valuation of assets acquired and liabilities assumed in business combinations and income tax benefits, the recoverability of investments and the valuation of goodwill, intangible assets, other long-lived assets, certain accrued liabilities and financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

        Short-term investments and loans—Short-term investments generally represent investments in promissory notes, loans and time deposits which have original maturities in excess of three months and are repayable in less than twelve months. These investments are being accounted for at amortized cost.

        Long-term investments and loans—Long-term financial instruments consist primarily of long-term investments and loans and long-term debt. Since quoted market price are not readily available for all of its long-term investments and loans, the Group estimates their fair values based on the use of estimates incorporating various unobservable market inputs.

        Property, plant and equipment—Property, plant and equipment, including improvements are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life. Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

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

        Inventory and spare parts—Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

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

        License costs—License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity, which varies from three to fifteen years.

        Goodwill—For acquisitions before January 1, 2009 goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in purchase business combinations and is not amortized. For the acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangible assets, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

        Impairment of long-lived assets—The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Group compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, the Group records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $19.0 million, $127.9 million and $75.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. An impairment loss in the amount of $119.6 million for the year ended December 31, 2010 was recognized as a result of license suspension from the Group's subsidiary in Turkmenistan (Note 4).

        Subscriber prepayments—The Group requires the majority of its customers to pay in advance for telecommunications services. All amounts received in advance of services provided are recorded as a

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        The content revenue is presented net of related costs when the Group acts as an agent of the content providers while the gross revenue and related costs are recorded when the Group is a primary obligor in the arrangement.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2011, 2010 and 2009, were $305.2 million, $319.7 million and $321.0 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds, on behalf of all its employees.

        In Russia all social contributions paid during the year ended December 31, 2011 are represented by payments to governmental social funds, including the Pension Fund of the Russian Federation, the Social Security Fund of the Russian Federation and the Medical Insurance Fund of the Russian Federation.

        A direct contribution to those funds replaced payments of unified social tax ("UST") with the UST being abolished effective January 1, 2010. The contributions are expensed as incurred. The amount of social contributions recognized by the Group in Russia amounted to $200.0 million, $127.6 million and $96.3 million in 2011, 2010 and 2009, respectively.

        MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes interest costs, current service costs, amortization of prior service costs, net actuarial loss. The expense is recognized during an employee's years of active service with MGTS. The recognition of expense for retirement pension plans is impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the Financial Accounting Standards Board ("FASB") authoritative guidance on retirement benefits.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to $62.1 million, $70.5 million and $64.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

        Financial instruments and hedging activities—From time to time, to optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining noncontrolling stakes in newly acquired subsidiaries. As these put and call option agreements are not freestanding, the underlying shares of such put and call options are classified as redeemable securities and are accounted for at redemption value which is the fair value of redeemable noncontrolling interests as of the reporting date. The fair value of redeemable noncontrolling interests is measured using the discounted future cash flows techniques, subject to applicable caps. The noncontrolling interest is measured at fair value using the discounted cash flow technique utilizing significant unobservable inputs ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in redemption value of redeemable noncontrolling interests are accounted for in the Group's retained earnings. Redeemable noncontrolling interests are presented as temporary equity in the consolidated statement of financial position.

        The Group uses derivative instruments, including swap, forward and option contracts to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statement of financial position. The Group reviews its fair value hierarchy classifications quarterly. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2011, 2010 and 2009 no reclassifications occurred. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance).

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of operations (Note 19).

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of issued notes as of December 31, 2011, is disclosed in Note 16 and is based on quoted prices in active markets.

        Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2011.

        Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

        Level 1—Quoted prices in active markets for identical assets or liabilities;

        Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities;

        Level 3—No observable pricing inputs in the market.

        Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

        Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on share based compensation. Under the provisions of this guidance companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operation. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments. Compensation cost related to phantom stock options granted to our employees recognized in the Group's consolidated statement of operations as of December 31, 2011, 2010 and 2009 amounted to $16.0 million, $7.8 million, $(0.3) million, respectively

        New and adopted accounting pronouncements—In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, did not have a significant impact on the Group's consolidated financial statements.

        In June 2011, the FASB amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. This guidance will not have an impact on the Group's consolidated financial statements as it is disclosure-only in nature.

        In September 2011, the FASB updated the authoritative guidance on testing goodwill for impairment. The update gives entities carrying out goodwill impairment test an option of performing qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant impact on the Group's consolidated financial statements.

3. BUSINESS ACQUISITIONS AND DISPOSALS

        Increase of stake in MGTS—in December 2011, the Group acquired 29% of the ordinary shares of MGTS from Sistema for RUB 10.56 billion ($336.3 million as of December 1, 2011). In addition the Group assumed debt in the amount of RUB 10.41 billion ($331.5 million as of December 1, 2011) due and payable by the end of 2011. MGTS is the Moscow's incumbent fixed line operator initially joined to the Group as a result of Comstar acquisition. Upon completion of the transaction the Group's ownership stake in MGTS increased to 99.01% of ordinary shares and 69.7% of preferred shares, which overall totals 94.1% of MGTS charter capital. The transaction was accounted for directly in equity.

        Acquisitions of controlling interests in regional fixed line operators—In 2010-2011, as part of its program of regional expansion, the Group acquired controlling interests in a number of alternative fixed-line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2011:

	Inteleca Group	Infocentr	Altair	TVT	Total
Month of acquisition	April	April	August	October
Region of operations	Sibir region	Ural region	Central region	Volga region
Ownership interest acquired	100%	100%	100%	100%
Current assets	$853	$2,840	$3,172	$7,623	$14,488
Property, plant and equipment	10,812	2,585	3,739	31,664	48,800
Goodwill	10,662	14,711	12,726	147,591	185,690
Customer base	2,217	4,820	13,025	—	20,062
Other non-current assets	22	17	1,618	1,813	3,470
Current liabilities	(4,491)	(8,547)	(5,542)	(25,510)	(44,090)
Non-current liabilities	(875)	(989)	(3,148)	(638)	(5,650)

Consideration paid	$19,200	$15,437	$25,590	$162,543	$222,770

        The purchase price allocation of TVT was not finalized as of the date of these financial statements as the Group had not completed the valuation of individual assets of the company. The Group's consolidated financial statements reflect the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed. The excess of the consideration paid over the value of net assets in the amount of $147.6 million was preliminarily allocated to goodwill and was attributable to the "Russia" segment.

        The purchase price allocation of all other acquired fixed-line operators was finalized as of December 31, 2011. The Group's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed.

        Customer base recognized as a result of the acquisitions is amortized over a period ranging from 8 to 14 years depending on the type of subscribers.

        The recognition of goodwill in the amount of $38.1 million from the acquisitions for which the purchase price allocations are finalized is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2010:

	Tenzor Telecom	Penza Telecom	NMSK	Lanck Telecom	Total
Month of acquisition	February	June	December	December
Region of operations	Central region	Volga region	Sibir region	North-West region
Ownership interest acquired	100%	100%	100%	100%
Current assets	$711	$1,076	$2,575	$1,634	$5,996
Property, plant and equipment	2,191	2,407	10,625	10,618	25,841
Goodwill	6,616	7,394	14,113	11,119	39,242
Customer base	—	15,603	5,512	6,733	27,848
Other non-current assets	—	—	124	337	461
Current liabilities	(3,142)	(4,369)	(8,607)	(10,936)	(27,054)
Non-current liabilities	(130)	(2,779)	(944)	(1,684)	(5,537)

Consideration paid	$6,246	$19,332	$23,398	$17,821	$66,797

        Customer base recognized as a result of the acquisitions is amortized over a period ranging from 8 to 12 years depending on the type of subscribers.

        Recognition of goodwill in the amount of $39.2 million from the acquisitions is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

        Acquisition of Sistema Telecom—In December 2010, the Group acquired 100% of Sistema Telecom from Sistema for RUB 11.59 billion ($378.98 million as of December 27, 2010). The entity's key assets consist of property rights in respect of the group of trademarks, including the distinctive "egg" trademarks of MTS, Comstar-UTS and MGTS, certain promissory notes previously issued by the Group in the amount of RUB 2.00 billion ($65.50 million) and a 45% stake in TS-Retail. As a result of the acquisition, the Group expects to reduce its operating expenses previously incurred to rent the trademarks and to further optimize the management structure of its retail business.

        The acquisition was accounted for as a common control transaction at carrying amount. These consolidated financial statements were retroactively recast to reflect the Group as if Sistema Telecom had been owned since the beginning of the earliest period presented. The transaction was accounted for in a manner similar to the pooling-of-interests method directly in equity.

        Acquisition of Metro-Telecom—In August 2010, the Group acquired a 95% stake in Metro-Telecom from Invest-Svyaz, a wholly-owned subsidiary of Sistema, for RUB 339.35 million ($11.01 million as of August 27, 2010). The company operates an optical fiber network in the Moscow metro.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Acquisition of Multiregion—In July 2010, the Group acquired a 100% stake in Multiregion for cash consideration of $123.6 million. Multiregion and its subsidiaries is a group of broadband and cable TV providers with a presence in 37 cities of the Russian Federation.

        The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$46,776
Non-current assets	46,732
Customer base	76,376
Goodwill	148,743
Current liabilities	(126,780)
Non-current liabilities	(44,007)
Fair value of noncontrolling interests	(24,244)

Consideration paid	$123,596

        The fair value of noncontrolling interests was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). The fair value was measured as the fair value of Multiregion's net assets using the discounted cash flow technique.

        The excess of the purchase price over the value of net assets acquired was allocated to goodwill which was assigned to the "Russia" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the synergies from reduction of internet-traffic and administrative expenses of the Group and expected increase of market share as a result of future capital expenditures to be made by the Group.

        In 2011 the Group paid consideration of $23.96 million for the acquisition of noncontrolling interests in several subsidiaries of Multiregion. The difference between the consideration paid and the fair value of noncontrolling interests was recorded in additional paid-in capital.

        Increase of stake in SWEET-COM—In June 2010, the Group acquired the remaining 25.1% stake in SWEET-COM from private investors for $8.5 million. As a result of this transaction, the Group's ownership in the subsidiary increased to 100%. The original 74.9% stake was acquired in February 2005. SWEET-COM holds licenses for provision of telematics communications and data transmission services in the Moscow region and the Russian Federation. The transaction was accounted for directly in equity.

        Increase of stake in TS-Retail—In June 2010, the Group increased its direct ownership in TS-Retail from 25% to 40% for a nominal amount of one U.S. Dollar. MTS subsequently increased its effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to repurchase Comstar-UTS' shares in September 2010. In December 2010, as a result of acquisition of Sistema Telecom, the Group acquired an additional 45% stake in TS-Retail, resulting in the effective ownership interest reaching 96.04%. Following the merger with Comstar-UTS on April 1, 2011 the Group increased its stake in TS-Retail to 100%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        The Group's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill was mainly attributable to the synergies arising from the Group's ability to optimize the dealers' compensation structure and to maintain its subscriber market share in Russia. Goodwill is not deductible for income tax purposes and was assigned to the "Russia" segment. Brand components are amortized over periods of 6 months.

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

        In 2010 the Group paid additional consideration in connection with the acquisition of retail chains in full amounts. The difference between the fair value of contingent consideration and the actual

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

amount paid totaling $41.8 million resulted from events which occurred after the acquisition date and was accounted for as other operating expenses in the consolidated statement of operations.

        Acquisition of Evrotel—In December 2009, the Group acquired a 100% stake in Evrotel, a Russian federal back bone network operator, from a third party. The consideration paid comprised $90 million. Under the terms of agreement the Group shall pay contingent consideration of up to $20 million should Evrotel complete the construction of certain fiber-optic lines and the Group retain control over the technical support agreements in relation to the optic cable lines. At the acquisition date the estimated fair value of this contingent consideration was $20 million.

        The acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$14,300
Non-current assets	67,960
Customer base	4,726
Goodwill	98,542
Liabilities	(75,528)
Fair value of contingent consideration	(20,000)

Consideration paid	$90,000

        In 2011 the Group paid a part of the contingent consideration in connection with the acquisition of Evrotel in the amount of $16.1 million. The remaining part of the contingent consideration in the amount of $3.9 million was remeasured to its fair value of $2.4 million as at December 31, 2011. The changes in fair value totaling $1.5 million resulted from events which occurred after the acquisition date and have consequently been accounted for as other operating expenses in the consolidated statement of operations.

        Goodwill is mainly attributable to the synergies from reduction of interconnect and internet-traffic expenses of the Group. Goodwill is not deductible for income tax purposes and was assigned to the "Russia" segment.

        Acquisition of Comstar-UTS—In October 2009, the Group acquired a 50.91% stake in Comstar-UTS, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema. Consideration paid amounted to RUB 39.15 billion ($1.32 billion as of October 12, 2009) or RUB 184.02 ($6.21) per global depositary receipt ("GDR").

        This acquisition has been accounted for as a common control transaction at carrying amount. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in additional paid-in capital of the Group in the amount of $1.07 billion and as a decrease in retained earnings in the amount of $242.7 million.

        Further, in December 2009, in a series of transactions, the Group acquired a 14.2% stake in MGTS in exchange for 31,816,462 ordinary MTS OJSC shares (equal to RUB 7.17 billion based on the MICEX price on December 17, 2009, or RUB 225.4 per share, per the terms of the agreement with

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

MGTS shareholder), representing 1.6% shares outstanding, previously held in treasury and $7.3 million in cash. The MGTS stake, represented by 2,462,687 ordinary shares and 11,135,428 preferred shares, were held by a wholly owned subsidiary of Comstar-UTS. Simultaneously, MTS received 46,232,000 shares, representing 11.06% of total shares outstanding, of Comstar-UTS from MGTS Finance S.A., a wholly owned subsidiary of MGTS. In addition, MTS paid Comstar-UTS a cash consideration of $8.3 million. The transaction was accounted for directly in equity.

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

        Furthermore, on December 23, 2010 an extraordinary general meeting of the Company's shareholders approved the merger of Comstar-UTS and a number of MTS' subsidiaries into MTS OJSC. The Group redeemed Comstar-UTS shares held and put by non-controlling interest shareholders within the limit set forth by the Russian law at a specified price. The amount redeemed to Comstar shareholders in the first quarter 2011 totaled to $168.8 million. The remaining 98,853,996 of Comstar-UTS shares held by non-controlling interest shareholders were converted into existing MTS treasury shares as well as newly issued MTS shares at an exchange ratio of 0.825 MTS ordinary shares for each Comstar-UTS ordinary share. As a result, the charter capital of MTS OJSC increased by 73,087,424 ordinary shares to a total of 2,066,413,562 ordinary shares. The merger was completed on April 1, 2011. The transactions were accounted for directly in equity.

        Acquisition of Kolorit Dizayn—In September 2009, the Group acquired a 100% stake in Kolorit Dizayn, a company providing outdoor advertising services in the territory of Uzbekistan, for $39.7 million in cash.

        The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$993
Non-current assets	11,788
Brand	2,097
Goodwill	27,109
Current liabilities	(2,098)
Non-current liabilities	(235)

Consideration paid	$39,654

        Goodwill is mainly attributable to synergies from advertising cost optimization. Goodwill is not deductible for income tax purposes and was assigned to the "Uzbekistan" segment.

        Acquisition of Dagtelecom—In January 2009, Glaxen, the minority shareholder of Dagtelecom, exercised its put option over its 25.5% stake in the company. Consideration payable by the Group on

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

the put option agreement comprised $51.3 million. Payment made by the Group was reduced by $12.5 million to offset the loan receivable from Glaxen at the date of acquisition. The transaction was accounted for directly in equity.

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2011 and 2010, gives effect to the 2011 acquisitions of Inteleca Group, Infocentr, Altair and TVT as though these business combinations had been completed at the beginning of 2010.

	2011	2010
Pro forma:
Net revenues	$12,366,057	$11,359,640
Net operating income	2,821,182	2,751,082
Net income	1,462,649	1,405,790
Earnings per share, basic and diluted, U.S. Dollars	$0.74	$0.73

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2010, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

        The following amounts of revenue and earnings of companies acquired from third parties in 2011 since the acquisition date are included in the consolidated statement of operations for the year ended December 31, 2011:

2011 (unaudited)
Net revenues	$22,539
Net operating loss	4,883
Net loss	3,353

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

        The Group conducted operations in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS OJSC and the Ministry of Communications of Turkmenistan which expired on December 21, 2010, unless extended pursuant to its terms and conditions. In accordance with certain provisions of this agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Under the terms of the agreement, BCTI shared 20% of its net profit commencing December 21, 2005. The Group at all times believed that the agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications failed to extend the agreement in accordance with its terms.

        Following the decision to suspend licenses, Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent the Group from providing services to its customers.

        The Group initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend its legal rights. On December 21, 2010 BCTI filed three requests for arbitration with the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Ministry of Communications of Turkmenistan and several state-owned telecom operators requesting specific performance on the respective agreements and compensation of damages. Later sovereign state Turkmenistan was joined as the respondent in the proceedings against Ministry of Communications of Turkmenistan.

        On January 21, 2011 MTS sent a formal notice to the Government of Turkmenistan requesting to resolve the dispute through negotiations and notifying it of MTS' intention to file a claim pursuant to the provisions of the Bilateral Investment Treaty between the Russian Federation and Turkmenistan. The dispute was not resolved through negotiations and, accordingly, on 1 September 2011 MTS filed a claim against Turkmenistan in the International Centre for the Settlement of Investment Disputes ("ICSID"). On 5 October 2011 the claim was registered by the ICSID Secretariat.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Turkmenistan, the Group determined that all of its long-lived assets attributable to Turkmenistan were impaired and recorded an impairment charge of $119.6 million in the consolidated statement of operations for the year ended December 31, 2010. The Group also assessed the recoverability of the subsidiary's current assets and provided for or wrote down those current assets which were considered

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

4. OPERATIONS IN TURKMENISTAN (Continued)

to be impaired. The total effect of impairment charges on the Group's statement of operations for the year ended December 31, 2010 is as follows:

Impairment of long-lived assets	$119,580
Provision for doubtful accounts	11,462
General and administrative expenses	4,280
Other operating expenses	2,500

$137,822

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2011 and 2010 comprised the following:

	December 31,
	2011	2010
Ruble current accounts	$300,057	$413,139
Ruble deposit accounts	934,169	93,271
U.S. Dollar current accounts	321,949	215,375
U.S. Dollar deposit accounts	101,600	28,002
Euro current accounts	25,770	17,142
Euro deposit accounts	2,600	11,288
Hryvna current accounts	10,873	9,535
Hryvna deposit accounts	—	35,753
Uzbek som current accounts	150,547	91,236
Turkmenian manat current accounts	1,501	10,568
Armenian dram current accounts	1,616	2,160
Other	144	225

Total cash and cash equivalents	$1,850,826	$927,694

6. SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2011 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	2.0 - 11.0%	January - October 2012	$80,291
Belarusian ruble denominated deposits	26.0 - 37.0%	February - April 2012	$5,933
Other			18

Total			$86,242

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

6. SHORT-TERM INVESTMENTS (Continued)

        Short-term investments as of December 31, 2010 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	3.5 - 9.0%	January - July 2011	$279,663
Funds in trust management	9.2%	June 2011	26,987
Promissory notes	5.5 - 7.0%	April - June 2011	26,701
Other			243

Total			$333,594

7. TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2011 and 2010 comprised the following:

	December 31,
	2011	2010
Subscribers	$351,786	$384,903
Interconnect	112,751	120,948
Dealers	106,000	108,010
Roaming	283,830	224,687
Other	106,402	80,022
Allowance for doubtful accounts	(96,961)	(120,468)

Trade receivables, net	$863,808	$798,102

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Balance, beginning of year	$120,468	$97,653	$69,603
Provision for doubtful accounts	101,967	123,352	105,260
Accounts receivable written off	(120,673)	(99,708)	(76,622)
Currency translation adjustment	(4,801)	(829)	(588)

Balance, end of year	$96,961	$120,468	$97,653

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

8. INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2011 and 2010, comprised the following:

	December 31,
	2011	2010
Handsets and accessories	$223,764	$234,166
Spare parts for telecommunication equipment	28,533	34,687
SIM cards and prepaid phone cards	10,445	21,879
Advertising materials	1,320	2,011
Other materials	27,013	27,213

Total inventory and spare parts	$291,075	$319,956

        Obsolescence expense for the years ended December 31, 2011, 2010 and 2009, amounted to $30.2 million, $27.8 million and $4.1 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations. Spare parts for telecommunication equipment included in inventory are expected to be utilized within the twelve months following the statement of financial position date.

9. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2011 and 2010, was as follows:

		December 31,
	Useful lives, months
		2011	2010
Network, base station equipment and related leasehold improvements (including leased assets of $1.2 million and $1.2 million)	60 - 204	$11,419,352	$10,631,101
Office equipment, computers and other	36 - 60	1,231,907	1,102,584
Buildings and related leasehold improvements (including leased assets of $0.8 million and $0.8 million)	240 - 600	758,898	742,263
Vehicles (including leased assets of $31.5 million and $33.7 million)	36 - 60	87,786	81,085

Property, plant and equipment, at cost (including leased assets of $33.5 million and $35.7 million)		13,497,943	12,557,033
Accumulated depreciation (including leased assets of $11.4 million and $5.6 million)		(7,023,556)	(6,196,117)
Construction in progress and equipment for installation		1,730,965	1,610,914

Property, plant and equipment, net		$8,205,352	$7,971,830

        Depreciation expense during the years ended December 31, 2011, 2010 and 2009, amounted to $1,811.6 million, $1,521.6 million and $1,380.8 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Depreciation of the assets recorded as capital leases amounted to $9.5 million, $2.8 million and $10.2 million, respectively. Interest expense accrued on capital lease obligations for the years ended December 31, 2011, 2010 and 2009 amounted to $1.8 million, $0.5 million and $1.5 million, respectively.

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

        As of December 31, 2011 and 2010, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2011	2010
Russia	$20,320	$229,209
Uzbekistan	196,517	196,517
Armenia	192,186	203,993
Ukraine	49,494	49,414

Licenses, at cost	458,517	679,133
Accumulated amortization	(231,006)	(384,405)

Licenses, net	$227,511	$294,728

        Amortization expense for the years ended December 31, 2011, 2010 and 2009, amounted to $60.1 million, $76.3 million and $78.7 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

10. LICENSES (Continued)

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2011, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is two years.

        The Group has limited experience with the renewal of its existing licenses covering the territories of the Group's foreign subsidiaries. Licenses for the provision of telecommunication services in MTS Ukraine, Uzdunrobita and K-Telecom are valid until 2013, 2016 and 2019, respectively. The license in Turkmenistan was suspended by the Turkmenistan Ministry of Communications in December 2010 which resulted in cessation of the Group's operational activity in Turkmenistan (Note 4). Management believes that all other licenses required for the Group's operations will be renewed upon expiration, though there is no assurance of such renewals and the Group has limited experience in seeking renewal of such licenses.

        Based solely on the cost of amortizable operating licenses existing as of December 31, 2011 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2016 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2012	$36,186
2013	31,016
2014	29,804
2015	29,797
2016	29,791
Thereafter	70,917

Total	$227,511

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new license acquisitions, changes in useful lives, exchange rates and other relevant factors.

        Operating licenses contain a number of requirements and conditions specified by legislation. The requirements generally include targets for service start date, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

11. GOODWILL

        The change in the net carrying amount of goodwill for 2011 and 2010 by reportable segments was as follows:

	Russia	Ukraine	Other	Total
Balance at January 1, 2010
Gross amount of goodwill	$598,349	$5,311	$248,579	$852,239
Accumulated impairment loss	(48,466)			(48,466)

	549,883	5,311	248,579	803,773

Acquisitions (Note 3)	175,307	—	—	175,307
Currency translation adjustment	(3,328)	16	5,567	2,255

Balance at December 31, 2010
Gross amount of goodwill	769,958	5,327	254,146	1,029,431
Accumulated impairment loss	(48,096)			(48,096)

	721,862	5,327	254,146	981,335

Acquisitions (Note 3)	185,690	—	—	185,690
Finalization of purchase accounting	6,945	—	—	6,945
Currency translation adjustment	(46,988)	(19)	(8,433)	(55,440)

Balance at December 31, 2011
Gross amount of goodwill	913,037	5,308	245,713	1,164,058
Accumulated impairment loss	(45,528)	—	—	(45,528)

	$867,509	$5,308	$245,713	$1,118,530

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

12. OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2011 and 2010 comprised the following:

		December 31, 2011			December 31, 2010
	Useful lives, months	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240	$1,668,715	$(1,042,773)	$625,942	$1,682,959	$(1,056,324)	$626,635
Acquired customer base	60 to 372	262,156	(68,741)	193,415	343,920	(111,775)	232,145
Rights to use radio frequencies	24 to 180	353,776	(138,546)	215,230	314,722	(100,496)	214,226
Accounting software	13 to 60	141,084	(98,672)	42,412	118,673	(87,623)	31,050
Numbering capacity with finite contractual life	24 to 120	75,803	(70,979)	4,824	90,408	(79,821)	10,587
Office software	13 to 120	123,452	(72,752)	50,700	84,343	(50,711)	33,632
Other	12 to 120	110,913	(44,625)	66,288	95,179	(30,199)	64,980

		2,735,899	(1,537,088)	1,198,811	2,730,204	(1,516,949)	1,213,255

Prepayments for intangible assets		84,985	—	84,985	273,239	—	273,239

Numbering capacity with indefinite contractual life		78,491	—	78,491	55,144	—	55,144

Total other intangible assets		$2,899,375	$(1,537,088)	$1,362,287	$3,058,587	$(1,516,949)	$1,541,638

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

        Amortization expense for the years ended December 31, 2011, 2010 and 2009 amounted to $454.0 million, $399.8 million and $374.5 million, respectively. Based solely on the cost of amortizable intangible assets existing at December 31, 2011 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2016 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2012	$401,450
2013	290,930
2014	175,260
2015	101,250
2016	55,160
Thereafter	174,761

Total	$1,198,811

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

12. OTHER INTANGIBLE ASSETS (Continued)

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives, exchange rates and other relevant factors.

        Weighted-average amortization period for billing and telecommunication software acquired during the years ended December 31, 2011 and 2010 is four years.

13. INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2011 and 2010, the Group's investments in and advances to associates comprised the following:

	December 31,
	2011	2010
MTS Belarus—equity investment	$176,659	$227,130
MTS Belarus—loan receivable	—	3,000
Intellect Telecom—equity investment	11,388	11,662

Total investments in and advances to associates	$188,047	$241,792

        MTS Belarus—In April 2008 the Group entered into a credit facility agreement with MTS Belarus valid till March 15, 2009. The facility allowed MTS Belarus to borrow up to $33.0 million and bore annual interest of 10.0%. In the year ended December 31, 2009 the maturity date was extended to March 15, 2010 and the total allowable amount was increased to $46.0 million. In the year ended December 31, 2010 the maturity date was prolonged till March 15, 2011. The credit facility was fully paid upon maturity.

        The financial position and results of operations of MTS Belarus as of and for the year ended December 31, 2011 and 2010 were as follows:

	(unaudited)
	2011	2010
Total assets	$417,555	$527,609
Total liabilities	92,884	72,533
Net income	107,533	145,707

        Intellect Telecom—In November 2010 MGTS acquired a 43.8% interest in Intellect Telecom from one of the subsidiaries of Sistema for $12.4 million. Intellect Telecom is a research and development innovation center in the field of telecommunications. In March 2011 MGTS acquired a further 6.14% interest in Intellect Telecom in exchange for building of a business center in Moscow City with NBV of $0.8 million, thus increasing its share in Intellect Telecom to 49.95%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

        The financial position and results of operations of Intellect Telecom as of and for the year ended December 31, 2011 and 2010 were as follows:

	(unaudited)
	2011	2010
Total assets	$19,210	$25,227
Total liabilities	3,110	34,180
Net loss	6,765	6,831

        The Group's share in the total earnings or losses of associates was included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2011, 2010 and 2009, this share amounted to $49.4 million, $70.6 million and $60.3 million, respectively.

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

        Based on an analysis of all relevant factors, management determined that the acquisition of 25% plus one share of Svyazinvest does not allow the Group to exercise significant influence over this entity due to its legal structure and certain limitations imposed by Svyazinvest's charter documents. Accordingly, the Group accounted for its investment in Svyazinvest under the cost method.

        In November 2009, the Group, Sistema and Svyazinvest ("the Parties") signed a non-binding memorandum of understanding ("MOU"), under which the Parties agreed to enter into a series of transactions which would ultimately result in (i) disposal of the Group's investment in Svyazinvest to a state-controlled enterprise; (ii) noncash extinguishment of the Group's indebtedness to Sberbank (Note 16); (iii) increase in Sistema's ownership in Sky Link to 100% (Note 22) and disposal of this investment to Svyazinvest; and (iv) disposal of 28% of MGTS' common stock owned by Svyazinvest to Sistema.

        Based on the estimated fair values of the elements of the assets to be exchanged and liabilities to be extinguished under the MOU and other relevant factors, management conducted an impairment analysis of the Group's investment in Svyazinvest as of December 31, 2009. Based on the MOU, the estimated fair value of the investment, which included significant unobservable inputs (Level 3 of the hierarchy established by the U.S. GAAP guidance), was approximately RUB 26.0 billion ($859.7 million as of December 31, 2009) compared to a carrying value of RUB 36.5 billion ($1,205.5 million as of December 31, 2009). As a result, during the year ended December 31, 2009 the Group recorded an impairment loss of RUB 10.5 billion ($349.4 million).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14. INVESTMENT IN SHARES OF SVYAZINVEST (Continued)

        In September 2010, the Group completed the sale of its Svyazinvest stake for cash consideration of RUB 26.0 billion and repaid the outstanding debt to Sberbank in the amount of RUB 26.0 billion with proceeds from the sale. In connection with the sale of the 25% plus one share stake in Svyazinvest the Group incurred consultancy fees due to Sistema-Invenchure, a subsidiary of Sistema, in the amount of RUB 291.2 million ($9.6 million at September 2010 average rate). No gain or loss was recognized upon sale.

15. OTHER INVESTMENTS

        As of December 31, 2011 and 2010, the Group's other investments comprised the following:

			December 31,
	Annual interest rate	Maturity date
			2011	2010
Investments in ordinary shares (Related parties) (Note 22)	—	—	$9,498	$9,763
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche (Note 22)	6%	2015	92,700	91,503
Promissory notes of Sistema (Note 22)	0.0%	2017	19,209	20,293
Promissory notes of Sistema (Note 22)	0.0%	on demand	—	4,162
Other	—	—	2,035	2,861

Total other investments			$123,442	$128,582

        The Group does not discount promissory notes and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

        In December 2010 the Group granted a $90.0 million loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the remaining 20% stake (Note 24). According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise. Interest accrued on the loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche for the years ended December 31, 2011 and 2010, amounted to $4.1 million and $0.4 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS

        Notes—As of December 31, 2011 and 2010, the Group's notes consisted of the following:

	Currency	Interest rate	2011	2010
MTS International Notes due 2020	USD	8.625%	$750,000	$750,000
MTS OJSC Notes due 2020	RUB	8.15%	465,895	492,176
MTS OJSC Notes due 2016	RUB	14.25%	465,895	492,176
MTS OJSC Notes due 2014	RUB	7.60%	422,988	492,176
MTS Finance Notes due 2012(1)	USD	8.00%	400,000	400,000
MTS OJSC Notes due 2017	RUB	8.70%	310,597	328,117
MTS OJSC Notes due 2018	RUB	8.00%	298,499	315,337
MTS OJSC Notes due 2015	RUB	7.75%	234,097	39,823
MTS OJSC Notes due 2013	RUB	7.00%	13,318	13,249
Plus: unamortized premium			608	—
Less: unamortized discount			(15)	(202)

Total notes			$3,361,882	$3,322,852
Less: current portion			(865,880)	(492,176)

Total notes, long-term			$2,496,002	$2,830,676

(1)
Fully repaid on January 25, 2012

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

        The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2012 (MTS OJSC Notes due 2016), in 2013 (MTS OJSC Notes due 2018) and in 2015 (MTS OJSC Notes due 2020) in the aggregated maturities schedule as these are the reporting periods when the noteholders will have the unilateral right to demand repurchase.

        In May 2011 the Group changed the coupon rate for MTS OJSC Notes due 2014 from 16.75% to 7.6%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2014 at the request of eligible noteholders in the amount of RUB 1.1 billion ($39.3 million as of the date of the transaction). The new coupon rate is valid till the final due dates of the notes.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS (Continued)

        The fair values of notes based on the market quotes as of December 31, 2011 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Irish stock exchange	107.33	$804,975
MTS OJSC Notes due 2016	MICEX	103.60	482,667
MTS OJSC Notes due 2020	MICEX	96.90	451,452
MTS OJSC Notes due 2014	MICEX	97.55	412,625
MTS Finance Notes due 2012	Luxembourg stock exchange	100.50	402,000
MTS OJSC Notes due 2018	MICEX	101.50	303,019
MTS OJSC Notes due 2017	MICEX	96.15	298,639
MTS OJSC Notes due 2015	MICEX	97.50	228,245
MTS OJSC Notes due 2013	MICEX	95.00	12,652

Total notes			$3,396,274

        Bank loans—As of December 31, 2011 and 2010, the Group's loans from banks and financial institutions consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2011)
	Maturity		2011	2010
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2012 - 2020	LIBOR+1.15% (1.96%)	$580,742	$—
Skandinavska Enskilda Banken AB	2012 - 2017	LIBOR+0.23% - 1.8% (1.03% - 2.61%)	204,507	242,013
EBRD	2012 - 2014	LIBOR+1.51% - 3.1% (2.32% - 3.91%)	83,333	116,667
HSBC Bank plc and ING BHF Bank AG	2012 - 2014	LIBOR+0.3% (1.11%)	51,503	71,244
Citibank International plc and ING Bank N.V.	2012 - 2013	LIBOR+0.43% (1.23%)	40,688	62,486
HSBC Bank plc, ING Bank and Bayerische Landesbank	2012 - 2015	LIBOR+0.3% (1.11%)	42,961	59,570
Commerzbank AG, ING Bank AG and HSBC Bank plc	2012 - 2014	LIBOR+0.3% (1.11%)	36,495	51,285
Barclays	Fully repaid in February 2011	—	—	46,047
ABN AMRO Bank N.V.	2012 - 2013	LIBOR+0.35% (1.16%)	12,574	18,861
Other	2012 - 2013	Various	9,356	7,569

			$1,062,159	$675,742

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS (Continued)

			December 31,
		Interest rate (actual at December 31, 2011)
	Maturity		2011	2010
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2012 - 2018	EURIBOR+1.65% (3.27%)	$64,033	$52,159
LBBW	2012 - 2017	EURIBOR+0.75% (2.37%)	36,215	43,201
Bank of China	2012 - 2016	EURIBOR+1.95% (3.57%)	116,812	35,123
ABN AMRO Bank N.V.	2012 - 2013	EURIBOR+0.35% (1.97%)	8,958	13,740
Other	2012 - 2013	Various	8,064	3,060

			$234,082	$147,283
RUB-denominated:
Sberbank	2015 - 2017	8.50%(1)	$3,105,967	$1,968,704
Bank of Moscow	2013	7.80%	434,835	459,364
Gazprombank	2013 - 2015	8.75%	341,656	360,929
Gazprombank	2013 - 2015	8.75%	130,451	137,809
Sberbank	2011	—	—	19,234
Other	2012 - 2023	Various	25,057	34,377

			$4,037,966	$2,980,417
Debt-related parties	2012	Various	6,799	14,563

			$6,799	$14,563
Total bank loans			$5,341,006	$3,818,005
Less: current portion			(283,025)	(256,052)

Total bank loans, long-term			$5,057,981	$3,561,953

(1)
Initially the interest rate on the Sberbank RUB-denominated credit facilities due 2015-2017 of 8.95% was valid till March 2011 and for the period from December 2013 till the final maturity date in December 2017. In August 2011 the interest rate for the period from December 2013 till the final maturity date in December 2017 was decreased by 0.45% to 8.5%. The interest rate for the period from March 2011 till August 16, 2011 depended on the volume of turnovers on the bank accounts of certain entities of the Group and in fact was 8.95%. The interest rate for the period starting from August 17, 2011 till December 2013 also depends on the volume of turnovers on the bank accounts of certain entities of the Group. In case the average volume falls below a certain limit, the interest rate is increased by 1% to 9.5%. In addition, Sberbank is entitled to voluntarily revise the interest rate on the lines as a result of and proportionate to the change in the refinancing rate set by the Central Bank of Russia.

        During 2010 and 2011, the Group renegotiated interest rates and maturities schedules for its several credit facilities. The amendments to the agreements, which resulted in the change in the present value of cash flows under the new terms to the present value of cash flows under the original terms exceeding 10%, were treated as substantial modifications of debt with the immediate write off of the related debt issuance costs capitalized by the Group. In 2010 the Group suffered an additional loss of $26.7 million as a result of substantial debt modification. None of the amendments to the credit facilities agreements of the Group signed in 2011 were considered to be substantial.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS (Continued)

        Borrowing costs and interest capitalized—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2011, 2010 and 2009 were $52.3 million, $43.9 million and $72.3 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method.

        Interest expense net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2011, 2010 and 2009, were $628.4 million, $688.0 million and $535.0 million, respectively.

        Compliance with covenants—Subject to certain exceptions and qualifications, the indenture governing MTS Finance Notes due 2012 and prospectus governing MTS International Notes due 2020 contain covenants limiting the Group's ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate with another person or convey its properties and assets to another person, sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas, be subject to a judgment requiring payment of money in excess of $10.0 million and $15.0 million, respectively, which continue unsatisfied for more than 60 days without being appealed, discharged or waived or the execution thereof stayed.

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

        Most of the Group's loans also include an event of default consisting in rendering of judgment requiring payment of money in an amount in excess of $10.0 million and the continuance of any such judgment unsatisfied and in effect for any period of 60 consecutive calendar days without a stay of execution.

        On November 11, 2010 an international arbitration tribunal constituted under the rules of the London Court of International Arbitration rendered an award with regards to arbitration commenced by Nomihold Securities Inc. in January 2007. The award requires the Group's subsidiary, MTS Finance,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS (Continued)

to honor Nomihold's option to sell MTS Finance the remaining 49% stake in Tarino Limited for $170 million, plus $5.88 million in damages and $34.0 million in interest to compensate it for related costs. MTS Finance applied to arbitration tribunal for correction of the award, however the application was rejected and the award became final on January 5, 2011. In connection with the above mentioned restriction concerning the unsatisfied liability arising from any judgment against a member of the Group, prior to the date these consolidated financial statements were issued, the Group obtained consents from the noteholders of MTS Finance Notes due 2012 and MTS International Notes due 2020 and from certain banks, except for Barclays Bank (which was fully repaid in February 2011), to (1) waive certain defaults and events of default which might arise under the loan agreements as a result of and in connection with the award, and (2) certain amendments to the loan agreements to avoid possible future events of default which may arise as a result of the award.

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2011.

        Pledges—The vendor financing agreement between K-Telecom and Intracom, a related party, with total amount as of December 31, 2011 and 2010 of $6.8 million and $14.3 million, respectively is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $2.0 million and $8.2 million, respectively.

        Available credit facilities—As of December 31, 2011, the Group's total available unused credit facilities amounted to $1,321 million and related to the following credit lines:

	Maturity	Interest rate	Commitment fees	Available till	Available amount
Calyon, ING Bank N.V. and Nordea Bank AB	2019/2020	LIBOR + 1.15%	0.40%	December 2012	$468,710
Credit Agricole (Finnvera)	2019	EURIBOR + 1.65%	0.825%	June 2012/ February 2013	388,290
Sberbank	2014	MosPrime 3m+1.325%	0.10%	September 2014	310,597
ING Bank Eurasia	2012	MosPrime/LIBOR/EURIBOR + 1.25%	—	July 2012	77,649
Gazprombank	2013	MosPrime + 1.425%	—	June 2013	76,096

Total available credit facilities					$1,321,342

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. BORROWINGS (Continued)

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans outstanding for the five years ending December 31, 2016 and thereafter:

	Notes	Bank loans
Payments due in the year ended December 31,
2012	$865,880	$283,025
2013	311,817	785,015
2014	422,988	512,403
2015	700,600	1,266,546
2016	—	1,184,419
Thereafter	1,060,597	1,309,598

Total	$3,361,882	$5,341,006

        On February 28, 2012, subsequent to the statement of financial position date, the Group voluntarilly repaid the full amount due under credit facilities of Gazprombank drawn by MTS OJSC in December 2009 and December 2010 with an original maturity in 2013-2015. In the maturity schedule presented above, the principal outstanding as of December 31, 2011 under these facilities and totaling $472.1 million is included in payments due in the years ended December 31, 2013, 2014 and 2015 in the amounts of $78.7 million, $314.7 million and $78.7 million, respectively, in accordance with their original maturity.

17. ASSET RETIREMENT OBLIGATIONS

        As of December 31, 2011 and 2010, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2011	2010
Balance, beginning of the year	$78,039	$88,683
Liabilities incurred in the current period	9,009	4,066
Accretion expense	6,236	9,776
Revisions in estimated cash flows	(19,242)	(23,813)
Currency translation adjustment	(4,325)	(673)

Balance, end of the year	$69,717	$78,039

        Revisions in estimated cash flows are attributable to the change in the estimated inflation rate.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2011 and 2010, were as follows:

	2011	2010
Balance at the beginning of the year	$155,288	$163,098
Payments received and deferred during the year	76,562	89,030
Amounts amortized and recognized as revenue during the year	(96,676)	(95,706)
Currency translation adjustment	(5,750)	(1,134)

Balance at the end of the year	129,424	155,288
Less: current portion	(49,868)	(49,212)

Non-current portion	$79,556	$106,076

19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Cash flow hedging

        In 2009, 2008 and 2007 the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2011 mature in 2012-2015.

        The Group entered into interest rate swap agreements designated to manage the exposure of changes in variable interest rate for 21.33% of its USD- and Euro-denominated bank loans outstanding as of December 31, 2011.

        Further, in 2009 the Group entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of both principal and interest payments from RUB-denominated amounts to USD and Euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts matured in 2011.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the fair value of the Group's derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2011 and 2010.

		December 31,
	Statement of financial position location	2011	2010
Asset derivatives
Interest rate swaps	Other non-current assets	$2,341	$3,322

Total		$2,341	$3,322

Liability derivatives
Interest rate swaps	Other long-term liabilities	$(14,676)	$(31,315)
Interest rate swaps	Other payables	(1,283)	—
Cross-currency interest rate swaps	Other payables	—	(3,469)

Total		$(15,959)	$(34,784)

        The following table presents the effect of the Group's derivative instruments designated as hedges in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009. The amounts presented include ineffective portion of derivative instruments and amounts reclassified into earnings from accumulated other comprehensive income.

		Year ended December 31,
	Location of loss recognized	2011	2010	2009
Interest rate swaps	Interest expense	$(13,502)	$(32,726)	$(8,392)
Cross-currency interest rate swaps	Currency exchange and transaction loss	(1,862)	(37,820)	(24,299)

Total		$(15,364)	$(70,546)	$(32,691)

        The following table presents the amount of ineffective portion of Group's derivative instruments designated as hedges in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009.

		Year ended December 31,
	Location of gain/(loss) recognized	2011	2010	2009
Interest rate swaps	Interest expense	$7,978	$3,541	$(0,976)
Cross-currency interest rate swaps	Currency exchange and transaction gain/(loss)	(1,862)	2,011	(4,505)

Total		$6,116	$5,552	$(5,481)

        In February 2011 the Group repaid the full amount due under the Barclays bank credit facility granted in 2005 with an original maturity in 2014. The voluntary prepayment of principal and interest

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

in the amount of $46.3 million resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and certain credit facility.

        In October 2010 the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2006 with an original maturity in 2011. The voluntary prepayment of principal and interest of $162.2 million resulted in an immediate termination of the hedging relationship between designated cross-currency interest rate swap agreements and the Syndicated Loan Facility.

        In February 2010 the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2009 with an original maturity in 2011-2012. The voluntary prepayment of principal and interest in the amount of $707.4 million resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the Syndicated Loan Facility.

        After the termination of hedge relationships the amounts accumulated in other comprehensive income and associated with the prepaid debt have been reclassified to earnings, going forward those derivatives are marked to market through earnings. The following table presents the amount of accumulated other comprehensive loss reclassified into earnings (currency exchange and transaction loss and interest expense) during the years ended December 31, 2011, 2010 and 2009 due to termination of hedging relationships.

		Year ended December 31,
	Location of (loss) recognized	2011	2010	2009
Interest rate swaps	Interest expense	$(2,032)	$(12,020)	$—
Cross-currency interest rate swaps	Currency exchange and transaction (loss)	—	(3,228)	—

Total		$(2,032)	$(15,248)	$—

        The following table presents the effect of the Group's interest rate swap agreements designated as hedges in accumulated other comprehensive income for the years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
Accumulated derivatives loss, beginning of the year, net of tax of $3,716, $10,073, $4,179, respectively	$(14,865)	$(40,293)	$(16,714)
Fair value adjustments on hedging derivatives, net of tax of $795, $9,939, $7,191, respectively	(3,181)	(39,757)	(28,764)
Amounts reclassified into earnings during the period, net of tax of $(2,636), $(16,296), $(1,296), respectively	10,545	65,185	5,185

Accumulated derivatives loss, end of the year, net of tax of $1,875, $3,716, $10,073	$(7,501)	$(14,865)	$(40,293)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        As of December 31, 2011, the outstanding hedge instruments were highly effective. Approximately $9.1 million of net loss is expected to be reclassified into net income during the next twelve months.

        Cash inflows and outflows related to hedge instruments were included in cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2011, 2010 and 2009.

Non-designated derivative instruments

        Foreign currency options—In 2010 and 2009 the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements, the Group has a combination of put and call option rights to acquire $330.0 million at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will mature in 2012.

        Buy-out put option—On December 23, 2010, simultaneously with the meeting of MTS' shareholders (Note 1), a meeting of Comstar-UTS' shareholders approved the reorganization of Comstar-UTS through a statutory merger into MTS OJSC. In accordance with Russian legislation, shareholders who voted against or did not vote on the merger have the right to sell their shares back to Comstar-UTS for cash at a price set by the company's Boards of Directors, subject to a statutory limit of 10% of the company's net asset value under Russian Accounting Standards. Eligible shareholders should file a buyout demand within 45 (forty five) days of the adoption of the resolution on reorganization. The buy-out of shares must be carried out within 30 days after the expiry of the period set for the buyout demand being made. The fair value of the Group's liability under the put option as of December 31, 2010 was estimated at $11.6 million using an option pricing model. The option was exercised in 2011.

        The following table presents the fair value of the Group's derivative instruments not designated as hedges in the consolidated statements of financial position as of December 31, 2011 and 2010.

		December 31,
	Statement of financial position location
		2011		2010
Asset derivatives:
Foreign currency options	Other non-current assets		$—	$247
Foreign currency options	Other current assets		894	—

Total			$894	$247

Liability derivatives:
Foreign currency options	Other payables	$		$(92)
Buy-out put option	Other payables		—	(11,636)
Foreign currency options	Other long-term liabilities		—	(2,520)

Total			$—	$(14,248)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the effect of the Group's derivative instruments not designated as hedges on the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009.

		Year ended December 31,
	Location of gain/(loss) recognized	2011	2010	2009
Foreign currency options	Currency exchange and transaction gain/(loss)	$3,258	$1,916	$(4,280)
Purchased call option	Change in fair value of derivatives	—	—	(5,420)
Currency forward	Currency exchange and transaction gain	—	—	12,788

Total		$3,258	$1,916	$3,088

  Fair value of derivative instruments

        The Group measured assets and liabilities associated with derivative agreements at fair value Level 2 on a recurring basis and there were no assets and liabilities associated with derivative agreements measured at fair value Level 1 and Level 3 as of December 31, 2011 and 2010 (see Note 2).

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements as of December 31, 2011 and 2010:

	Significant other observable inputs (Level 2) as of December 31, 2011	Significant other observable inputs (Level 2) as of December 31, 2010
Assets:
Interest rate swap agreements	$2,341	3,322
Currency option agreements	894	247
Liabilities:
Interest rate swap agreements	$(15,959)	(31,315)
Buy-out put option	—	(11,636)
Cross-currency interest rate swap agreements	—	(3,469)
Currency option agreements	—	(2,612)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. ACCRUED LIABILITIES

	December 31,
	2011	2010
Accruals for services	$308,457	$365,447
Accruals for taxes	156,451	186,492
Accrued payroll and vacation	90,498	159,171
Interest payable on debt	90,125	76,804
Accruals for payments to social funds	8,339	11,890

Total accrued liabilities	$653,870	$799,804

21. INCOME TAX

        Provision for income taxes for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Year ended December 31,
Income before income taxes	2011	2010	2009
Russia	$1,807,154	$1,817,583	$1,220,730
Other jurisdictions	292,198	248,048	278,410

Total	$2,099,352	$2,065,631	$1,499,140

Current income tax expense
Russia	$448,729	$456,424	$304,231
Other jurisdictions	71,343	106,212	99,292

Total	$520,072	$562,636	$403,523

Deferred income tax expense/(benefit)
Russia	$1,606	$(35,529)	$131,485
Other jurisdictions	9,942	(9,919)	(29,961)

Total	$11,548	$(45,448)	$101,524

        The statutory income tax rates in jurisdictions in which the Group operates for 2011 were as follows: Russia, Armenia—20.0%, Uzbekistan—3.4%. In the first quarter of 2011 the rate of 25% was applied in Ukraine, since April 1, 2011 the rate was decreased to 23%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. INCOME TAX (Continued)

        The Russian statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2011, 2010 and 2009 as follows:

	2011	2010	2009
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	2.8	3.5	4.9
Currency exchange and transaction loss	—	—	0.5
Unrecognized tax benefits	(0.2)	0.1	(0.2)
Settlements with tax authorities	(0.5)	(1.0)	(2.9)
Different tax rate of foreign subsidiaries	(0.2)	(0.5)	(2.0)
Earnings distribution from subsidiaries	2.9	0.7	6.8
Disposal of treasury stock	—	—	(4.1)
Effect of change in tax rate in Ukraine	0.8	0.7	—
Change in valuation allowance	(0.2)	(0.2)	10.3
Comstar corporate reorganization	—	—	0.4
Impairment of long-lived assets	—	1.3	—
Other	(0.1)	0.4	—

Effective income tax rate	25.3%	25.0%	33.7%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$140,371	$211,307
Other intangible assets	—	1,346
Deferred connection fees	26,063	31,522
Subscriber prepayments	16,755	20,832
Accrued expenses for services	118,103	148,828
Inventory obsolescence	13,650	5,884
Loss carryforward	203,313	196,883
Impairment of property, plant and equipment	2,415	4,438
Other	29,352	22,384
Valuation allowance	(163,075)	(165,994)

Total deferred tax assets	386,947	477,430

Deferred tax liabilities
Licenses acquired	$(35,377)	$(62,606)
Depreciation of property, plant and equipment	(136,465)	(192,679)
Customer base	(39,272)	(34,783)
Other intangible assets	(42,435)	(41,011)
Debt issuance cost	(20,975)	(11,134)
Potential distributions from/to Group's subsidiaries/associates	(88,596)	(105,821)
Other	(31)	(4,992)

Total deferred tax liabilities	(363,151)	(453,026)

Net deferred tax asset	23,796	24,404

Net deferred tax asset, current	$189,622	$234,658
Net deferred tax asset, non-current	$62,102	$81,816
Net deferred tax liability, long-term	$(227,928)	$(292,070)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. INCOME TAX (Continued)

        The Group has the following significant balances for income tax losses carried forward and related operating losses as of December 31, 2011 and 2010:

		2011		2010
Jurisdiction	Period for carry-forward	Operating losses	Tax losses	Operating losses	Tax losses
Luxembourg (MGTS Finance S.A.)	Unlimited	$431,461	125,124	$429,186	124,464
Russia (Comstar-UTS, RTC and other)	2012-2021	390,945	78,189	362,096	72,419

Total		$822,406	203,313	$791,282	196,883

        Management established the following valuation allowances against deferred tax assets where it was more likely than not that some portion of such deferred tax assets will not be realized:

Valuation allowances	2011	2010
Sale of investment in Svyazinvest	$66,596	$66,887
Operating loss in Luxemburg (MGTS Finance S.A.)	94,692	94,032
Other	1,787	5,075

Total	$163,075	$165,994

        As of December 31, 2011 and 2010 the Group recognized deferred income tax liabilities of $52.5 million and $63.8 million respectively, for income taxes on future dividend distributions from foreign subsidiaries (MTS Ukraine and K-Telecom) which are based on $1,088.2 million and $1,309.4 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated.

        No deferred tax liability was recognized on undistributed earnings of Uzdunrobita as of December 31, 2011 and 2010 as the Group plans to indefinitely reinvest earnings in this entity. As of December 31, 2011 and 2010 the amount of undistributed earnings of Uzdunrobita in accordance with local statutory accounting regulations amounted to $647.8 million and $594.6 million, respectively (unaudited) and the related unrecognized deferred tax liability for these earnings in amounted to $117.0 million and $106.4 million respectively.

        As of December 31, 2011, 2010 and 2009, the Group included accruals for uncertain tax positions in the amount of $16.3 million, $14.0 million and $10.6 million, respectively, as a component of income tax payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. INCOME TAX (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance, beginning of the year	$13,993	$10,607	$12,360
Additions based on tax position related to the current year	9,149	14,590	2,094
Additions based on tax positions related to prior years	2,647	1,504	—
Additions based on tax of acquired entities	5,129	7,587	1,521
Reduction in tax positions related to prior years	(5,213)	(2,141)	(1,778)
Settlements with tax authorities	(8,323)	(18,109)	(3,305)
Currency translation adjustment	(1,044)	(45)	(285)

Balance, end of the year	$16,338	$13,993	$10,607

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2011, 2010 and 2009 amounted to a charge of $0.1 million, charge of $3.3 million and reversal of ($0.6) million respectively, and are included in income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totaled $6.1 million and $3.3 million as of December 31, 2011 and 2010, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

22. RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and associated companies.

        As of December 31, 2011 and 2010, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2011	2010
Accounts receivable:
Sitronics, a subsidiary of Sistema	$2,736	$1,320
Intellect Telecom, a subsidiary of Sistema	359	117
Other related parties	1,393	1,236

Total accounts receivable, related parties	$4,488	$2,673

Accounts payable:
Sitronics, a subsidiary of Sistema	$42,715	$37,007
Maxima, a subsidiary of Sistema	11,986	8,965
Other related parties	2,281	7,012

Total accounts payable, related parties	$56,982	$52,984

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. RELATED PARTIES (Continued)

Operating transactions

        For the years ended December 31, 2011, 2010 and 2009, operating transactions with related parties are as follows:

	2011	2010	2009
Revenues from related parties:
MTS Belarus (roaming services)	$6,520	$2,589	$—
Sitronics and subsidiaries (fixed line services)	$4,218	$3,577	$3,656
Svyazinvest and subsidiaries (interconnection, commission for provision of DLD/ILD services to the Group's subscribers and other)	$—	$33,869	$43,174
Sky Link and subsidiaries (interconnection and other)	—	7,395	9,857
Mezhregion Tranzit Telecom (interconnection, line rental, commission for provision of DLD/ILD services to the Group's subscribers, and other)	—	—	11,465
Other related parties	2,743	4,827	3,997

Total revenues from related parties	$13,481	$52,257	$72,149

Operating expenses incurred on transactions with related parties:
RA Maxima, a subsidiary of Sistema (advertising)	$81,905	$76,158	$102,005
Sitronics, a subsidiary of Sistema (IT consulting)	48,023	56,610	52,211
MTS Belarus, an associated company of the Group	10,516	5,539	—
AB Safety, an affiliate of Sistema (security services)	10,075	9,267	5,576
Mediaplanning, a subsidiary of Sistema (advertising)	1,005	59,171	23,782
Svyazinvest and subsidiaries (interconnection and other)	—	29,210	28,997
Sistema-Invenchur, (consulting services related to the sale of Svyazinvest shares (Note 14))	—	11,262	—
City Hals (rent, repair, maintenance and cleaning services)	—	9,542	9,988
Mezhregion Tranzit Telecom (interconnection, line rental and other)	—	—	18,115
Other related parties	10,792	15,584	15,705

Total operating expenses incurred on transactions with related parties	$162,316	$272,343	$256,379

        In December 2011 the Group acquired 100% of Sistema-Invenchur (see Note 3).

        During the year ended December 31, 2010 Sky Link, Sistema-Hals, City Hals, a subsidiary of Sistema-Hals, and Svyazinvest ceased to be related to the Group. Transactions with these companies and their subsidiaries which took place prior to the dates when they became unrelated are disclosed as transactions with related parties.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. RELATED PARTIES (Continued)

Investing and financing transactions

        During the years ended December 31, 2011 and 2010 the Group made certain investments in and loans to related parties. Respective balances are summarized as follows:

	December 31,
	2011	2010
Loans to, promissory notes and investments in shares of related parties:
Other investments (Note 15)
Sistema	$19,209	$24,455
Loan receivable from Mr Pierre Fattouche and Mr Moussa Fattouche	92,700	91,503

Total other investments to related parties	$111,909	$115,958

Investments in shares (Note 15)
MBRD, a subsidiary of Sistema	4,930	5,208
Sistema Mass Media, a subsidiary of Sistema	3,622	3,827
Other	946	728

Total investments in shares of related parties	$9,498	$9,763

        Moscow Bank of Reconstruction and Development ("MBRD")—The Group maintains certain bank accounts with MBRD, a subsidiary of Sistema, and had a number of loan and deposit agreements prior to the year ended December 31, 2011. As of December 31, 2011 and 2010, the Group's cash position at MBRD amounted to $311.5 million and $378.7 million in current accounts, respectively. Interest accrued on the deposits and cash on current accounts for the years ended December 31, 2011, 2010 and 2009, amounted to $14.9 million, $19.7 million and $25.1 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

        Sistema—In November 2009, the Group accepted a promissory note from Sistema as repayment of a loan principle and interest accrued to date under the agreement with Sistema-Hals (Note 15). The note is interest free and is repayable in 2017. As of December 31, 2011 and 2010 the amount receivable of $19.2 and $20.3 million was included in other investments in the accompanying consolidated statement of financial position.

        In June 2010, the Group accepted a promissory note from Sistema in exchange for promissory note of Sky Link. The note was interest free and was repaid upon demand in the year ended December 31, 2011. As of December 31, 2011 and 2010 the amount receivable of $nil and $4.2 million was included in other investments in the accompanying consolidated statement of financial position.

        Investments in ordinary shares—As of December 31, 2011 and 2010 the Group had several investments in shares of subsidiaries and affiliates of Sistema totaling $9.5 million and $9.8 million, respectively, included in other investments in the accompanying consolidated statement of financial

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

22. RELATED PARTIES (Continued)

position. The main investments are 1.8% of MBRD and 3.14% of Sistema Mass-Media ("SMM"), subsidiaries of Sistema.

        Sky Link and subsidiaries—In 2009, Sky Link, an affiliate of Sistema, repaid the Group $14.3 million of outstanding indebtedness, which resulted in partial reversal of a provision for uncollectible loans recorded by the Group in 2007 and recognition of a gain of $4.3 million in the accompanying consolidated statement of operations for the year ended December 31, 2009. In the year ended December 31, 2010, Sky Link and its subsidiaries ceased to be related to the Group.

        Sitronics—During the years ended December 31, 2011, 2010 and 2009, the Group acquired from Sitronics and its subsidiaries telecommunications equipment, software and billing systems (FORIS) for approximately $503.2 million, $272.6 million and $190.1 million, respectively. In addition during the years ended December 31, 2011, 2010 and 2009, the Group purchased SIM cards and prepaid phone cards for approximately $79.5 million, $29.9 million and $32.4 million, respectively, and incurred expenses of $48.0 million, $56.6 million and $52.2 million, respectively, under an IT consulting agreement.

        As of December 31, 2011 and 2010 the advances given to Sitronics and its subsidiaries amounted to $57.6 million and $144.6 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

        Maxima Advertising Agency ("Maxima")—During the years ended December 31, 2011, 2010 and 2009, the Group had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2011, 2010 and 2009, amounted to $81.9 million, $76.2 million and $102.0 million, respectively.

        Mediaplanning—During the years ended December 31, 2011, 2010 and 2009, the Group entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the years ended December 31, 2011, 2010 and 2009 amounted to $1.0 million, $59.2 million and $23.8 million, respectively. In the year ended December 31, 2011, the Group ceased its relationship with this contractor.

        Svyazinvest—The Group has entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. In connection therewith, during the years ended December 31, 2010 and 2009, we incurred expenses of $29.2 million and $29.0 million, respectively, payable to Svyazinvest, and accrued revenues of $33.9 million and $43.2 million, respectively, from Svyazinvest. During the year ended December 31, 2010 Svyazinvest ceased to be related to the Group (Note 14).

23. STOCKHOLDERS' EQUITY

        Share capital—In April, 2011 as result of the issuance of additional MTS shares for the purposes of conversion of Comstar-UTS shares, the Company's charter capital increased by 73,087,424 ordinary shares to a total of 2,066,413,562 ordinary shares of which 1,988,916,837 were outstanding as of December 31, 2011. The Company' share capital comprises 1,993,326,138 issued common shares with

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

1,916,869,262 outstanding as of December 31, 2010.The total shares in treasury stock comprised 77,496,725 and 76,456,876 as of December 31, 2011 and 2010, respectively.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed to 1 ADS per 5 ordinary shares. Effective May 2010, the ratio was changed to 1 ADS per 2 ordinary shares.

        The Company initially issued a total of 17,262,204 ADSs (172,622,040 ADSs recalculated using the ratio effective May 2010), representing 345,244,080 common shares. As of December 31, 2011 the Group repurchased 13,599,067 ADSs.

        Noncontrolling interest—The Group's equity was affected by changes in the respective subsidiaries' ownership interests as follows:

	December 31,
	2011	2010	2009
Net income attributable to the Group	$1,443,944	$1,380,631	$1,014,203

Transfers from the noncontrolling interest
(Decrease)/Increase in own equity due to acquisition of noncontrolling interest in Comstar-UTS	(41,377)	(115,350)	45,284
Increase in own equity resulted from exchange of MTS shares for noncontrolling interest in Comstar-UTS	429,409	—	—
Increase in own equity due to exercise of the put option on Comstar-UTS shares	11,636	—	—
(Decrease)/Increase in own equity due to acquisition of noncontrolling interest in MGTS	(272,840)	—	269,281
Change in own equity due to acquisition of noncontrolling interest in TS-Retail	—	(15,932)	—
(Decrease) in own equity due to acquisition of noncontrolling interest in Dagtelecom	—	—	(7,679)
(Decrease) in own equity due to acquisition of noncontrolling interest in other subsidiaries	(738)	(10,302)	(487)

Net transfers from the noncontrolling interest	126,090	(141,584)	306,399

Net income attributable to the Group and transfers from the noncontrolling interest:	$1,570,034	$1,239,047	$1,320,602

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        Accumulated other comprehensive income—The following table represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2011, 2010 and 2009:

	Currency translation adjustment	Unrealized gains/loss on derivatives	Unrecognized actuarial losses	Accumulated other comprehensive income/loss
Balance as of January 1, 2009	(434,320)	(16,714)	5,262	(445,772)
Current-period change	(280,074)	(23,579)	1,003	(302,650)
Balance as of December 31, 2009	(714,394)	(40,293)	6,265	(748,422)
Current-period change	(45,257)	25,428	(3,706)	(23,535)
Balance as of December 31, 2010	(759,651)	(14,865)	2,559	(771,957)
Current-period change	(205,339)	7,364	5,940	(192,035)

Balance as of December 31, 2011	(964,990)	(7,501)	8,499	(963,992)

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

        In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2011, 2010 and 2009 that is distributable under Russian legislation totaled RUB 54,675 million ($1,698.2 million) (unaudited), RUB 27,429 million ($903.2 million) and 33,480 million ($1,055.4 million), respectively.

        The following table summarizes the Group's declared cash dividends in the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Dividends declared (including dividends on treasury shares of $40,006, $35,063 and $45,631, respectively)	$1,066,753	$991,211	$1,265,544
Dividends, U.S. Dollars per ADS(1)	1.03	0.99	3.2
Dividends, U.S. Dollars per share	0.516	0.497	0.647

(1)
In 2010 the ratio was changed from 5 to 2 common shares per ADS.

        As of December 31, 2011 and 2010, dividends payable were $0.2 million and $0.6 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        MGTS' preferred stock—MGTS, a subsidiary of Comstar-UTS, had 15,965,850 preferred shares outstanding at December 31, 2011. MGTS' preferred shares carry guaranteed non-cumulative dividend rights amounting to the higher of (a) 10% of MGTS' net profit as determined under Russian accounting regulations and (b) the dividends paid on common shares. No dividends may be declared on common shares before dividends on preferred shares are declared. If the preferred dividend is not paid in full in any year the preferred shares also obtain voting rights, which will lapse after the first payment of the dividend in full. Otherwise, preferred shares carry no voting rights except on resolutions regarding liquidation or reorganization of MGTS and changes/amendments to MGTS' charter restricting the rights of holders of preferred shares. Such resolutions require the approval of 75% of the preferred shareholders. In the event of liquidation, dividends to preferred shareholders that have been declared but not paid have priority over ordinary shareholders.

        In May 2011 MGTS' annual shareholders meeting approved dividends on ordinary and preferred shares totaling RUB 18 961.7 million (approximately $623.9 million) for 2010. In June 2010 MGTS' general shareholders meeting approved dividend on preferred shares totaling RUB 789.4 million (approximately $25.4 million) payment for 2009. As of December 31, 2011 and 2010, dividends payable were $2.1 million and $1.0 million, respectively.

24. REDEEMABLE NONCONTROLLING INTEREST

        In September 2007 the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In December 2010 the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement (Note 16) up to December 31, 2016. The call option can be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The noncontrolling interest was measured at fair value using a discounted cash flow technique and amounted to $80.6 million and $86.9 million as of December 31, 2011 and 2010 respectively. The fair value was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2011, 2010 and 2009, comprised the following:

	2011	2010	2009
Salaries and social contributions	$1,230,564	$1,174,482	$1,004,951
Rent	389,142	338,301	283,957
General and administrative	277,863	251,097	217,847
Repair and maintenance	202,206	180,810	158,165
Taxes other than income	171,778	144,322	181,716
Billing and data processing	62,508	75,960	64,277
Consulting expenses	58,409	61,431	59,000
Provision for obsolescence	30,160	27,825	4,113
Insurance	6,533	7,456	7,612
Business acquisitions related costs	7,089	12,737	11,353

Total	$2,436,252	$2,274,421	$1,992,991

26. SEGMENT INFORMATION

        To reflect the changes in the structure of the internal organization in 2011, the Group combined the Russia Mobile and Russia Fixed segments. Prior period segment presentation has been retrospectively restated for this change. As a result, geographical areas of business activities are now used as a factor in identifying the following reportable segments.

        The Group operates primarily within two countries, Russia and Ukraine. The Group aligns its business into two reportable segments to effectively manage both the mobile and the fixed line operations as an integrated business and to respond to the demands of the Group's customers.

        The reportable segments consist of (1) Russia, which includes operations throughout the country, and provides a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, i.e. both mobile and fixed line services to customers across multiple regions and (2) Ukraine, which includes operations throughout the country, and currently provides mobile services.

        The "Other" category does not constitute either an operating segment or a reportable segment. Rather, it includes both the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Uzbekistan and Armenia, and corporate division.

        Other unallocated expenses such as interest (income)/expense, impairments and currency exchange and transaction loss/(gain) are shown for purposes of reconciling the Group's segment measure, net operating income, to the Group's consolidated total for each of the three years in the period ended December 31, 2011.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	December 31,
	2011	2010	2009
Net operating revenues from external customers:
Russia	$10,597,310	$9,387,797	$8,064,474
Ukraine	1,099,537	1,050,639	1,025,374
Other	621,841	854,800	777,405

Total net operating revenues from external customers:	$12,318,688	$11,293,236	$9,867,253

Including revenue from mobile services	10,487,988	9,606,354	8,428,578
Including revenue from fixed line services	1,830,700	1,686,882	1,438,675

Intersegment operating revenues:
Russia	$34,968	$27,136	$10,342
Ukraine	43,020	22,191	23,377
Other	21,189	9,572	10,138

Total intersegment operating revenues:	$99,177	$58,899	$43,857

Depreciation and amortization expense:
Russia	$1,752,022	$1,418,727	$1,305,556
Ukraine	344,709	354,154	352,037
Other	238,473	227,615	186,581

Total depreciation and amortization expense	$2,335,204	$2,000,496	$1,844,174

Operating income:
Russia	$2,774,422	$2,673,617	$2,353,380
Ukraine	203,609	144,473	120,248
Other	(168,572)	(84,820)	82,257
Intercompany eliminations	(574)	1,289	—

Net operating income	$2,808,885	$2,734,559	$2,555,885

Net operating income	$2,808,885	$2,734,559	$2,555,885
Currency exchange and transaction loss (gain)	158,066	(20,238)	252,694
Interest income	(62,559)	(84,396)	(104,566)
Interest expense	656,898	777,287	571,901
Change in fair value of derivatives	—	—	5,420
Impairment of investments	—	—	368,355
Equity in net income of associates	(49,443)	(70,649)	(60,313)
Other expense, net	6,571	66,924	23,254

Income before provision for income taxes and noncontrolling interest	$2,099,352	$2,065,631	$1,499,140

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

	2011	2010
Additions to long-lived assets:
Russia	$2,330,163	$2,538,926
Ukraine	140,354	117,548
Other	247,140	237,256

Total additions to long-lived assets	$2,717,657	$2,893,730

Long-lived assets(1):
Russia	$8,617,536	$8,207,457
Ukraine	915,292	1,130,459
Other	1,380,852	1,451,615

Total long-lived assets	$10,913,680	$10,789,531

Total assets:
Russia	$12,420,073	$11,358,159
Ukraine	1,244,543	1,454,415
Other	1,653,613	1,665,468

Total assets	$15,318,229	$14,478,042

(1)
Comprises property, plant and equipment, licenses, goodwill and other intangible assets.

27. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2011, the Group had executed purchase agreements of approximately $560.3 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. Pursuant to the agreement the Group was also required to incur certain iPhone promotion costs. As of December 31, 2011 the Group made 28.6% of its total purchase installment contemplated by the agreement. The total amount paid for handsets purchased under the agreement for the years ended December 31, 2011, 2010 and 2009 amounted to $140.8 million, $79.4 million and $3.4 million, respectively.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2060. Rental expenses under the operating leases of $389.1 million, $338.3 million and $278.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Rental expenses under the operating leases of $232.0 million, $182.4 million and $168.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, are included in cost of services in the accompanying consolidated statements of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

operations. Future minimum lease payments due under these leases for the five years ending December 31, 2016 and thereafter are as follows:

Payments due in the years ended December 31,
2012	$249,334
2013	49,426
2014	36,639
2015	31,832
2016	28,439
Thereafter	74,525

Total	$470,195

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2011, tax declarations of MTS OJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review.

        In October 2009, the Russian tax authorities completed the tax audit of Sibintertelecom for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUB 174.5 million ($5.8 million as of December 31, 2009) in additional taxes, penalties and fines. The Group won an appeal in the court of original jurisdiction, which recognized the tax authorities' resolution to be invalid. In February 2011 an arbitration appellate court confirmed the decision of the court of original jurisdiction.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

        In December 2010 the Russian tax authorities completed the tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUB 353.9 million ($11.0 million as of December 31, 2011) in additional taxes, penalties and fines were payable by the Group. The resolution did not come into force as the Group prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011 the Federal Tax Service partially satisfied the Group's petition, decreasing the amount of additional taxes, penalties and fines payable by the Group by RUB 173.9 million ($5.4 million as of December 31, 2011). The Group filed an appeal for RUB 84.2 million ($2.6 million as of December 31, 2011) of the remaining RUB 180.0 million ($5.6 million as of December 31, 2011) with the Moscow Arbitrate Court. A hearing is scheduled for March 12, 2012.

        In February 2012, the Russian tax authorities completed tax audit of MGTS for the years ended December 31, 2007 and 2008. Based on the results of their audit, the Russian tax authorities assessed RUB 258.1 million ($8.0 million as of December 31, 2011) in additional taxes, penalties and fines are payable by the Group. In February 2012 MGTS appealed the tax authorities' decision with the Federal Tax Service.

        The Group purchases supplemental software from foreign suppliers of telecommunications equipment in the ordinary course of business. The Group's management believes that customs duties are calculated in compliance with applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional customs duties. As of December 31, 2011 and 2010, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to the Group's subscribers in the course of performing its marketing activities might be subject to transfer pricing rules. The Group's management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2011 and 2010, no provision was recorded in the consolidated financial statements in respect of such additional claims.

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2011 and 2010, the provision accrued amounted to $7.1 million and $10.0 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled $16.3 million and $14.0 million as of December 31, 2011 and 2010, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that the Group will have to build a certain number of base stations that support 3G standards, will have to start

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

providing services in the Russian Federation by a certain date, and will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2011 the Group is in compliance with these conditions.

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

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011 the London Court of International Arbitration made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). An amount of the Award is bearing an interest until Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, the Group recorded an additional loss in amount of $40.8 million and $3.2 million in the consolidated financial statements for the year ended December 31, 2010 and 2011, respectively, representing interest accrued on the awarded sums.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricts MTS Finance from dissipating its assets. Additionally, MTS Finance has been granted permission to appeal the Award, but the Court has imposed conditions upon the appeal. MTS Finance is currently seeking to have the conditions lifted.

        Further on February 1, 2011, Nomihold obtained an order of the Luxemburg District Court enforcing the Award in Luxembourg. This order is in the process of being appealed.

        As an issuer of US $400,000,000 2012 Notes pursuant to an Indenture dated January 28, 2005 (as amended) ("the Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, the Company applied to and obtained from the English Court an order authorizing both payments to be made by the Company on behalf of MTS Finance ("the Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005 between the Company and MTS Finance ("the Intercompany Loan Agreement") to process the payments through MTS Finance. However because MTS Finance was subject to a freezing order and not capable of transferring out the money to the trustee for distribution, and because the Company owed obligations to the noteholders as guarantor under the Indenture, the Company decided to make the Direct Payments to the noteholders pursuant to an order of the English Court.

        In relation to the obligations under the Intercompany Loan Agreement, the Company and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, the Company received a request for arbitration from MTS Finance. The process is underway and will clarify the rights between the parties under the Intercompany Loan Agreement. The Company denies that any further payments are due under the Intercompany Loan Agreement. The arbitration will be conducted under the Rules of the London Court of International Arbitration and it is expected to last between 6 and 12 months.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. Bitel's Isle of Man advocates have recently withdrawn from their representation of Bitel, and Bitel does not appear to be pursuing these claims.

        In January 2007. the KFG Companies asserted counterclaims against Bitel, and claims against other defendants, including Altimo LLC ("Altimo"), Altimo Holdings & Investments Limited ("Altimo Holdings"), CP-Crédit Privé SA and Fellowes International Holdings Limited, for the wrongful misappropriation and seizure of Bitel. The defendants sought to challenge the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

        On March 10, 2011, the Judicial Committee of the UK Privy Council ruled in favor of the KFG Companies and confirmed the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of Kyrgyz telecom operator Bitel and its assets.

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011 by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth $500 million that Altimo Coöperatief U.A. has lodged with the Isle of Man court. The KFG Companies are proceeding with their counterclaims in the Isle of Man. A trial has been set to commence in May 2013.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC"), under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the "Transfer Agreement"), concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance's acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. The tribunal is currently deciding whether to stay the damages phase of the LCIA proceedings pending conclusion of the Isle of Man proceedings. The Group is not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

        Other litigation—In the ordinary course of business, the Group is a party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to developing markets and evolving fiscal and regulatory environments in which MTS operates. Management believes that the Group's liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of the Group.

28. SUBSEQUENT EVENTS

        On February 28, 2012, subsequent to the statement of financial position date, the Group voluntarily repaid the full amount due under credit facilities of Gazprombank with an original maturity in 2013-2015. The amount repaid totaled to $472.1 million (stated at December 31, 2011 exchange rate).

        On March 16, 2012, subsequent to the statement of financial position date, the Group voluntarily repaid $310.6 million from $434.8 million outstanding under credit facility of Bank of Moscow with the original maturity in 2013 (both amounts are stated at December 31, 2011 exchange rate).