Form 20-F
period 2012-12-31
MOBILE TELESYSTEMS OJSC
filed 2013-04-19
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,988,919,177 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2012.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.  Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2010, 2011 and 2012, and as of December 31, 2011 and 2012, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. The following table also presents selected consolidated financial data for the years ended December 31, 2008 and 2009 and as of December 31, 2008, 2009 and 2010, derived from the audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition, other than with respect to our acquisition of certain subsidiaries of Sistema, as further described below.

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

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below. The following table presents selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2008, 2009 and 2010, derived from our audited consolidated financial statements not included in this document.

	Years Ended December 31,
	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011	2012
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Services revenue and connection fees	$11,836,158	$9,513,353	$10,586,068	$11,430,377	$11,507,150
Sales of handsets and accessories	156,465	353,900	707,168	888,311	928,505

Total net operating revenues	11,992,623	9,867,253	11,293,236	12,318,688	12,435,655
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	2,451,978	2,011,332	2,260,888	2,633,434	2,722,111
Cost of handsets and accessories	229,992	375,444	727,683	902,692	807,793
Sales and marketing expenses	908,824	728,483	850,584	878,222	711,703
Depreciation and amortization expense	2,153,077	1,844,174	2,000,496	2,335,204	2,274,870
Sundry operating expenses(1)	2,621,506	2,351,935	2,719,027	2,760,251	3,923,117
Net operating income	3,627,246	2,555,885	2,734,559	2,808,885	1,996,061

Currency exchange and transaction (gain)/loss	561,963	252,694	(20,238)	158,066	(102,786)

	Years Ended December 31,
	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011	2012
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Other (income) expenses:
Interest income	(69,697)	(104,566)	(84,396)	(62,559)	(84,359)
Interest expense, net of capitalized interest	234,424	571,901	777,287	656,898	568,184
Equity in net income of associates	(75,688)	(60,313)	(70,649)	(49,443)	(27,929)
Impairment of investments	—	368,355	—	—	—
Change in fair value of derivatives	41,554	5,420	—	—	—
Other expenses, net	29,090	23,254	66,924	6,571	23,164

Total other expenses, net	159,683	804,051	689,166	551,467	479,060

Income before provision for income taxes and noncontrolling interests	2,905,600	1,499,140	2,065,631	2,099,352	1,619,787
Provision for income taxes	744,320	505,047	517,188	531,620	581,327
Net income (loss) attributable to the noncontrolling interest	$182,173	$(20,110)	$167,812	$123,788	$31,176
Net income attributable to the Group	1,979,107	1,014,203	1,380,631	1,443,944	1,007,284

Dividends declared(2)	$1,257,453	$1,265,544	$991,211	$1,066,753	$916,310

Net income per share, basic and diluted, US dollars	1.05	0.54	0.72	0.73	0.51
Dividends declared per share, US dollars	0.63	0.65	0.50	0.52	0.44
Dividends declared per share, rubles	14.84	20.15	15.40	14.54	14.71
Number of common shares outstanding	1,885,052,800	1,916,869,262	1,916,869,262	1,988,916,837	1,988,919,177
Weighted average number of common shares outstanding—basic	1,921,934,091	1,885,750,147	1,916,869,262	1,970,953,129	1,988,918,528
Weighted average number of common shares outstanding—diluted	1,921,934,091	1,885,750,147	1,916,869,262	1,970,953,129	1,988,918,528
Consolidated statement of cash flows data:
Cash provided by operating activities	$5,027,000	$3,592,230	$3,617,170	$3,849,005	$4,236,613
Cash used in investing activities	(2,698,386)	(2,372,171)	(2,181,627)	(2,555,039)	(3,060,209)
(of which capital expenditures)(3)	(2,612,825)	(2,328,309)	(2,647,117)	(2,584,466)	(2,902,768)
Cash (used in)/provided by financing activities	(1,679,647)	130,949	(3,036,442)	(270,308)	(2,407,621)

	Years Ended December 31,
	2008 (restated, other than industry and operating data)	2009 (restated, other than industry and operating data)	2010	2011	2012
	(Amounts in thousands of U.S. dollars, except share and per share amounts, industry and operating data and ratios)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	$1,499,531	$2,735,480	$1,261,288	$1,937,068	$857,632
Property, plant and equipment, net	7,765,873	7,750,617	7,971,830	8,242,477	8,948,212
Total assets	14,737,318	15,764,489	14,478,042	15,327,136	14,979,848
Total debt (long-term and short-term)(4)	5,394,852	8,350,244	7,160,612	8,715,203	7,641,899
Total shareholders' equity	6,194,864	4,365,711	4,156,803	3,570,623	3,753,079
Common stock less treasury stock	(1,376,195)	(1,004,368)	(1,004,368)	(941,327)	(941,327)
Financial ratios (end of period):
Total debt/total capitalization(5)	46.5%	65.7%	63.3%	70.9%	67.1%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	129%	143%	151%	157%	161%
Mobile penetration in Ukraine (end of period)	121%	121%	118%	118%	126%
Mobile subscribers in Russia (end of period, thousands)(7)	64,628	69,342	71,442	69,954	71,227
Mobile subscribers in Ukraine (end of period, thousands)(7)	18,115	17,564	18,240	19,223	20,709
Overall market share in Russia (end of period)	34%	33%	33%	31%	31%
Overall market share in Ukraine (end of period)	32%	32%	34%	36%	36%
Average monthly usage per subscriber in Russia (minutes)(8)	208	213	234	269	304
Average monthly usage per subscriber in Ukraine (minutes)(8)	279	462	535	580	597
Average monthly service revenue per subscriber in Russia(9)	$11	$8	$8	$9	$10
Average monthly service revenue per subscriber in Ukraine(9)	$7	$5	$5	$5	$5
Subscriber acquisition costs in Ukraine(10)	$11	$7	$8	$8	$8
Churn in Russia(11)	27.0%	38.3%	45.9%	47.6%	42.4%
Churn in Ukraine(11)	47.3%	40.0%	31.0%	30.7%	30.5%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill, provision for claims in Uzbekistan and other operating expenses.

(2)
Dividends declared in each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively). Includes dividends on treasury shares of $36.5 million, $45.6 million, $35.1 million, $40.0 million and $34.4 million in respect of the years ended December 31, 2007, 2008, 2009, 2010, and 2011, respectively. Annual dividends are calculated at the exchange rate on the date when dividends are declared at the Annual General Meeting of Shareholders.

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

(9)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Prior to April 1, 2008, we excluded connection fees from service revenues. Average monthly service revenue per subscriber data for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012 presented in this table are based on our current calculation methodology.

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

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Turkmenistan, Kyrgyzstan, Uzbekistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Beginning in the second half of 2008, the Russian equity markets have been highly volatile, principally due to the impact of the global financial and economic crisis on the Russian economy. Such volatility has caused market regulators to temporarily suspend trading on the Moscow Interbank Currency Exchange ("MICEX") and the Russian Trading System ("RTS") multiple times. MICEX and RTS stock market indices have experienced significant overall declines since their peaks in May 2008. In December 2011, MICEX and RTS merged and now comprise the largest stock exchange in Russia, MICEX-RTS ("MICEX-RTS"). As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. See also "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus more than $34.9 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," "—The inability of Business Entity MTS-Turkmenistan to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

The telecommunications services market is characterized by rapid technological change, which could render our services obsolete or non-competitive and result in the loss of our market share and a decrease in our revenues.

        The telecommunications industry is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The mobile telecommunications industry in Russia is also experiencing significant technological change, as evidenced by the introduction in recent years of new standards for radio telecommunications, such as Wi-Fi, Worldwide Inter-operability for Microwave Access ("Wi-Max"), Enhanced Data Rates for Global Evolution ("EDGE"), Universal Mobile Telecommunications System ("UMTS"), and Long Term Evolution ("LTE"), as well as ongoing improvements in the capacity and quality of communications, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face and it is possible that existing, proposed or as yet undeveloped technologies will become dominant in the future and render the technologies we use less profitable or even obsolete. New products and services that are more commercially effective than our products and services may also be developed. Furthermore, we may not be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with our existing technology.

We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine, where mobile penetration exceeds 100%. We also face increased competition in our cable TV and fixed line business, where the market for alternative fixed line communications services in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service.

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or Vimpelcom, and Open Joint Stock Company MegaFon ("MegaFon"). We also face competition from several regional operators and Tele2, which has entered the market in several regions with aggressive pricing. In addition, on April 1, 2011, the Russian government completed the reorganization of state-controlled telecommunications companies Svyazinvest Telecommunications Investment Joint Stock Company ("Svyazinvest"), and Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom ("Rostelecom"). As a result, Rostelecom is currently the largest fixed-line operator and fourth largest mobile operator in Russia. In November 2009, a non-binding memorandum of understanding was signed by Sistema, Comstar and Svyazinvest contemplating an exchange of certain telecommunication assets. The transaction was completed in October 2010 and included, among other things, the entry by Sistema and Svyazinvest into an exchange transaction, upon completion of which, Svyazinvest obtained control over 100% of the share capital in Sky Link, Sistema acquired the 23.33% stake in MGTS controlled by Svyazinvest and Comstar transferred 25% plus 1 share in Svyazinvest to Rostelecom for cash consideration of 26 billion rubles. Sky Link is a Moscow-based code division multiple access ("CDMA") operator holding GSM licenses for a majority of Russian regions. In July 2012, Rostelecom acquired 100% of Sky Link which at the time of this acquisition held licenses in 76 Russian regions covering more than 90% of the total Russian population. In addition, Rostelecom won tenders for 39 out of 40 licenses to provide fourth-generation ("4G") wireless services within the 2.3-2.4 GHz frequency band and in November 2011 received permission from the Ministry of Defense to use the allotted frequencies for the creation of a 4G network.

        Recently, Airport Alliance, a member of the VTB Group, announced that it entered into an agreement to acquire 100% of the Russian subsidiary of Tele2 ("Tele2 Russia") and on April 4, 2013 FAS approved this transaction. In connection with this transaction, there have been reports in the Russian media that Airport Alliance may subsequently re-sell Tele2 Russia to a Russian telecommunications provider. If one of our major competitors acquires Tele2 Russia, it may obtain a competitive advantage over us which may materially adversely affect our market share. In particular, if Tele2 Russia is eventually acquired by Rostelecom, it may become one of the key players in the mobile telecommunications market in Russia which may materially adversely affect our business, financial condition and results of operations.

        According to Direct INFO, Rostelecom controls over 75% of all fixed line telecommunications services in Russia. The emergence of Rostelecom as an integrated nationwide provider of fixed line local and long distance communications services and mobile communications services may significantly increase competition in our markets. Moreover, any new mobile operator formed within the new state-controlled group may receive favorable pricing terms for interconnect from the regional fixed line operators within the group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

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

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last several years. In October 2010, the Antimonopoly Committee of Ukraine (the "AMC"), approved the merger of Kyivstar, our primary mobile competitor in Ukraine, with URS and Golden Telecom Ukraine, Ukrainian mobile operator controlled by Vimpelcom, in connection with Vimpelcom's restructuring. We expect that the full integration of these companies will be completed by 2013. Currently, however, it is not clear how the Vimpelcom restructuring in Ukraine will affect our operations. Aggressive pricing by our competitors in Ukraine, driven primarily by Astelit, has also driven down the overall average price per minute levels significantly in Ukraine since 2006. Furthermore, we face increasing competition and aggressive pricing in Belarus from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand.

        In 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of $1.0 billion. The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders, and is now expected to be held by the State Property Committee of Belarus in 2013. The terms of share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a particular purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. At the end of 2012, Orange had a market share of 15.7% and continued to pursued its strategy of providing telecommunication services (voice and internet) at highly competitive prices.

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

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our securities.

        We are controlled by Sistema, which owns 50.8% of our total charter capital (52.8% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, Sistema will control the appointment of a majority of directors and removal of all directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations and substantial asset sales and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations."

        Sistema has a significant amount of outstanding debt. As of December 31, 2012, Sistema had consolidated indebtedness of approximately $0.3 billion of short-term debt, $2.9 billion comprising the short-term portion of its long-term debt, and $12.5 billion of long-term debt (net of the short-term portion). At the corporate level, Sistema had $9.9 million of short-term debt, $190.1 million comprising the short-term portion of its long-term debt, and $1,446.8 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of $747.2 million in 2007 for 2006, $1,257.5 million in 2008 for 2007, $1,265.5 million in 2009 for 2008, $991.2 million in 2010 for 2009, $1,066.8 million in 2011 for 2010 and $916.3 million in 2012 for 2011. Annual dividends are calculated at the exchange rate on the date when dividends are declared at the Annual General Meeting of Shareholders. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. Furthermore, our credit ratings can be and have been affected in the past by Sistema's activity and credit ratings.

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

        For example, see "—Legal Risks and Uncertainties—Our dispute with Nomihold Securities Inc. concerning Bitel has resulted in a final arbitral award against us of $175.9 million plus more than $34.9 million of interest and related costs, and our inability to gain operational control over Bitel has prevented us from realizing the expected benefits of this acquisition and resulted in our write off of the costs relating to the purchase of Bitel," and "—Legal Risks and Uncertainties—The inability of Business Entity MTS-Turkmenistan to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

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

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2011 and 20120, our acquisitions focus shifted to acquiring a minority stake in subsidiary company of Multiregion JSC and regional cable TV and broadband providers in furtherance of our strategy to become a provider of integrated telecommunications services. In 2010, we also acquired Sistema Telecom in order to obtain full control over our logos. These and other business combinations entail a number of risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including the following:

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

        In addition, in April 2013 we acquired 25.095% stake in OJSC MTS Bank followed by a profit-sharing agreement whereby we and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. MTS Dengi project launched by us and MTS Bank is aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. If the risks associated with the banking sector lead to our inability to receive the expected profits from MTS Dengi project it could have an adverse effect on our financial statements, financial condition and results of operations.

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

        Mobile penetration in Russia and Ukraine reached 161.3% and 126.1%, respectively, as of December 31, 2012, according to AC&M-Consulting. Until recently, customer growth has been the principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other CIS countries. As a result, data services became the key driver of our revenue growth and, therefore, we will need to continue to develop new competitive services, including value-added, third-generation ("3G"), LTE, and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues.

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers. In October 2008, Vimpelcom acquired a 49.9% stake in Morefront Holdings Ltd., a company that owns 100% of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. In addition, MegaFon acquired a 50% interest in Euroset in December 2012 within the agreement of corporate governance between Ararima Enterprises Ltd, Lefbord Investments Ltd, Euroset Holding N.V., Garsdale Services Investment Ltd, MegaFon and Vimpelcom. In accordance with this agreement Vimpelcom acquired 0.1% of Euroset that led to its share increase up to 50%. Although FAS approval relating to the sale of Euroset specifically prohibits Euroset from discriminating against or providing preferential treatment to any mobile operator following the acquisition, we believe that we faced discriminatory treatment following Vimpelcom's acquisition and can continue facing such treatment following MegaFon's acquisition, including the promotion of Vimpelcom's and MegaFon's services over ours at Euroset outlets, notwithstanding these regulatory prohibitions. Although we continue to work with Euroset, our ability to attract new customers through Euroset outlets may be limited. If Euroset continues to expand its footprint in Russia through the acquisition of Svyaznoy's operations (a large nationwide dealer in Russia), our opportunities for marketing our services may be restricted. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation." As a result, we accelerated the development of our proprietary distribution network and have been working to increase our relationship with small regional dealers following Vimpelcom's acquisition of its stake in Euroset and in view of the deteriorating financial condition of many nationwide dealer networks. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution." If we are not successful in expanding our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In Russia, the government plans to postpone the decision to privatize Svyazinvest until the restructuring of Rostelecom and Svyazinvest is completed. In Ukraine, the government completed the privatization of Ukrtelecom, which, according to its public disclosure, has a 71% share of the local telephony market and an 83% share of the domestic and international long distance market in Ukraine. The auction to privatize Ukrtelecom was held by the State Property Fund of Ukraine in December 2010 and on March 11, 2011, following the completion of an independent appraisal required by Ukrainian law, the State Property Fund of Ukraine and ESU LLC, a wholly owned subsidiary of European Privatization & Investment Corporation ("EPIC"), signed an agreement for the sale of a 92.8% stake in Ukrtelecom to ESU LLC. On May 11, 2011, the ownership stake was transferred to ESU LLC upon the payment of a purchase price of 10,575.1 million hryvnia ($1,325 million as of May 11, 2011) and the fulfillment of certain requirements under Ukrainian law. It is currently unclear how the privatizations of Svyazinvest and Ukrtelecom will affect our interconnect arrangements and costs, but there is a chance that our ability to interconnect cost-effectively with other telecommunications operators could be hampered

        Although Russian legislation requires that operators of public switched telephone networks that are deemed "substantial position" operators cannot refuse to provide interconnects or discriminate against one operator over another, we believe that, in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnect feasible only for certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which would have a material adverse effect on our business and results of operations. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        On June 24, 2010, MTS Ukraine and its competitors, including Kyivstar, Golden Telecom Ukraine, URS, Ukrtelecom, Astelit, Intertelecom and PEOPLENet, were declared by AMC to have a dominant position on the network interconnect market. As a result, the interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks became subject to regulation by the National Commission for the Regulation on Communications (the "NCRC"). See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        In 2011, NCRC announced its intent to change the telecommunications regulations in Ukraine to regulate the interconnect rates of only those operators deemed by the AMC to have "significant market power." Kyivstar and MTS Ukraine are the largest mobile cellular operators in Ukraine with market shares of 48% and 38%, as of December 31, 2012, respectively, according to AC&M-Consulting.

        In December 2010, the Telecommunications Law was amended to introduce the term "significant market power operator on traffic termination market" (SMP). An operator qualifies as SMP in a particular market if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. Thus, on October 20, 2011, the NCRC recognized all telecommunications operators on the Ukrainian market as SMP in the market of call termination on their respective networks by applying AMC's methodology that the service of termination on operator's network can be rendered only by this operator.

        On September 22, 2011, NCRC proposed a draft law on regulating SMP operators which called for, among other things, non-discriminatory access to their infrastructure for the wholesale market, setting economically justified prices in the retail market and for separate accounting of revenues and costs for both markets. To date the draft law is in the process of consideration and is not registered in the Parliament of Ukraine.

        On November 23, 2011, the NCRC was dissolved and replaced with the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). The NCCIR may similarly consider interconnect rates and may reduce the interconnect rates that we charge, which, in turn, may have a material adverse effect on our financial condition and results of operations.

        On December, 12, 2011 NCRC issued Termination rates for telecommunication operators with significant market power, which came into force since January, 01, 2012.

        In June 2012, the term SMP was changed by the amendment to the Telecommunications Law which came into effect on January 8, 2013. Commencing this date the significant market power operator will be qualified on the market which is defined by NCCIR (not only on traffic termination market). Criteria remained the same as in previous version of the Telecommunications Law. See also "—Legal Risks and Uncertainties—Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations."

We may not realize the benefits we expect to receive from our investments in 3G and 4G wireless services, which could have a material adverse effect on our business and results of operations.

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MegaFon, Vimpelcom and us a license to provide 3G services in the Russian Federation. In July 2012 these three companies and Rostelecom were awarded licenses to provide 4G services. The 3G license allows us to provide mobile radio telephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. The 4G license allows us to provide services using the LTE standard. 4G wireless services are expected to provide faster, higher quality data transfer and streaming capabilities as compared to 2G and 3G and may pose additional competition for 3G providers. Historically, mobile operators that have developed 3G and 4G networks have experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as 3G and 4G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G and 4G networks and may be unable to fully resolve them. For example, we cannot be certain that:

  •
  we will be able to build-out our 4G network in a timely manner or within the time frame stipulated by the license terms;

  •
  our 3G and 4G network and services will deliver the quality and level of service that our customers demand or prefer;

  •
  we will be able to provide all contemplated 3G and 4G services at reasonable prices and within a reasonable timeframe;

  •
  manufacturers and content providers will develop and offer products and services for our 3G and 4G network on a timely basis;

  •
  there will be sufficient demand for 3G and 4G services in the markets where we operate;

  •
  our 3G and 4G network will be commercially viable in all of the locations we are required to operate pursuant to our 3G and 4G licenses;

  •
  our competitors will not offer similar services at lower prices; and

  •
  changes in governmental policies, rules, regulations or practices will not affect our network rollout or our business operations.

        See also "—If we cannot successfully develop our network, we will be unable to expand our subscriber base and maintain our profitability."

        In addition, Russian military authorities also use frequencies of the 3G and 4G spectrum, which may limit the availability of 3G and 4G frequencies for commercial use in certain areas. During the construction of our 3G and 4G network, there is also a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. For example, conflicts over the availability of frequency long reserved for military use in Moscow caused delay in the commercial launch of 3G services in Moscow by all of the 3G license holders, although some of these frequencies were cleared for commercial use in 2009. If additional overlap were to occur, it could cause problems or delays in the development and operation of our 3G and 4G network in Russia.

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

        Potential competition from other 3G, CDMA and 4G providers, together with any substantial problem with the rollout of our 3G and 4G network and provision of 3G and 4G services in the future, could materially adversely affect our business, financial condition and results of operations.

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

        In September 2011, the Russian government announced its intention to auction frequencies for LTE use on a national level in 2012. Additionally, the State Radio Frequencies Commission gave Scartel (Yota brand) two ranges of LTE frequencies, 30 MHz each, in the 2.5-2.7 GHz band for use on the whole territory of Russia in exchange for 4G frequencies held by Scartel for Wi-Max technology of total width of 70MHz (the exchange was completed on a non-auction basis). Four sets of frequencies in the 791-862 MHz band were planned to be sold during the auction in 2012, after which the winners of the frequencies would have also received frequencies in the 2.5-2.7 GHz band. The remaining frequencies 40 MHz of the 2.5-2.7 GHz band were allocated evenly during the auction among four major market participants (us, Vimpelcom, MegaFon and Rostelecom).

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

        In July, 2012, Alisher Usmanov and Scartel shareholders (Telconet Capital and Rostechnologyi) formed a telecommunications holding company, Garsdale. In exchange for 82% interest in Garsdale, AF Telecom, which is controlled by Alisher Usmanov, contributed 50% of Megafon's shares into Garsdale's share capital. Rostechnologyi and Telconet Capital, which held 25.1% and 74.9% stakes in Scartel, respectively, contributed 100% of Scartel into Garsdale's share capital, in return for which they received an 18% stake in Garsdale, which was split equally between Rostechnologyi and Telconet Capital. As a result of this transaction, MegaFon may have obtained a significant short term competitive advantage both in terms of frequency resources and LTE network development costs. on 12 July 2012, the Federal Service for Supervision in the Area of Communications and Mass Media awarded each of MegaFon, Vimpelcom and us a license to provide 4G services using LTE and its subsequent modifications in the frequency range of 791-862 MHz.

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

        In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine with the starting price set at 400 million hryvnia (equivalent to $50.1 million at December 31, 2009). However, the NCRC canceled the planned tender in November 2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's President in February 2010, a tender for a 3G/UMTS license in Ukraine was expected in 2012 after the planned sale of Trimob, (formerly known as Utel), a subsidiary of Ukrtelecom, is the only UMTS license holder in Ukraine.

        Our ability to prevail in a tender for a 3G/UMTS license in Ukraine may require us to pay a significant amount for the license as well as incur significant costs in building out the 3G network, and we may not be able to recoup these costs through our service revenues. Specifically, the Ministry of Defense of Ukraine indicated in 2010 that the cost of conversion of the radio frequencies required to establish a 3G/UMTS network would be equal to 841 million hryvnia. The project documentation for conversion as well as the tender for acquiring the licenses was expected by the end of March 2013, but has not been presented to date. According to the Ministry of Defense of Ukraine, a further revaluation of the conversion cost was commenced, and is expected to result in a further decrease of this cost. However, the budget of Ukraine does not make provisions for releasing the frequencies occupied by military communication facilities. According to the NCCIR, it is expected that the conversion will be financed by private companies—MTS Ukraine, Kyivstar and Astelit (operating under the "life:)" brand). However, currently no final decision has been made, and therefore additional difficulties could arise in acquiring a 3G (UMTS) license in 2013.If we do not obtain a 3G/UMTS license, the award of the license to one of our competitors would increase the competition we face in the provision of both GSM and 3G services in Ukraine and inhibit our expansion efforts. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

        Trimob was expected to be sold by the end of 2012, subject to approval by the AMC and certain other regulatory bodies, but to date there have been no announcements regarding the sale of Trimob or plans to do so. A sale of Trimob to one of our competitors would provide that competitor with a significant advantage over us and would adversely affect our competitiveness in Ukraine, as well as our business, financial condition and results of operations. The Ukrainian government has previously indicated that funds required for the conversion of the remaining UMTS frequencies have not been provided in Ukraine's 2013 State Budget. Therefore, there is a possibility of difficulties regarding auctions for additional UMTS licenses in 2013. Nevertheless, if we do not acquire Trimob and we are unable to acquire a UMTS license when an auction is ultimately held, and our competitors do, those competitors would have an advantage over us."

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

        Our telecommunications licenses expire in various years from 2013 to 2022. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew licenses after their expiration. License renewals may be subject to additional conditions, such payment obligations or the mandatory modernization of our network. .

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

        There is a limited number of frequencies available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the required quantities, as well as with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

        The terms of our licenses in Russia and the CIS require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequency channels that we use or additional frequency channels that we need in Russia or the CIS could have a negative effect on our financial results. For example, new rules on the calculation of fees for frequency spectrum usage in Russia effective as of January 1, 2012 led to the increase of the fees we pay for frequency spectrum usage by 40-45% in 2012 as compared to 2011. Furthermore, we expect that in 2013 the fees which we pay for frequency spectrum usage will increase by up to 16%, primarily due to the increase in the number of our base stations

        These fees are subject to review at least once every two years in accordance with the terms of state budget forming. During the first six months of 2012, the rules for such fees' calculation were relatively unstable and were reconsidered three times, there is a relatively high probability of subsequent changes in this regard in the nearest future. In late 2012, the operators proposed to calculate the fees for frequency spectrum usage based on the total frequency band used by the base stations within one region. This could result in changes in amounts of such fees, whose final consideration is expected in the first half of 2013.

        Similarly, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the fees for frequency spectrum usage in Ukraine for cellular communications. Furthermore, according to the Tax Code of Ukraine, the fees payable for frequency usage shall be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 9.4% in 2011 as compared to 2010, by 8.9% in 2012 as compared to 2011, and are expected to be increased by approximately 8% in 2013 as compared to 2012.

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

        We have purchased interests in various telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima ("Maxima"), and Closed Joint Stock Company Mediaplanning ("Mediaplanning"), IT services and hardware purchases (LLC Sitronics IT, Private Joint Stock Company Sitronics IT Ukraine, Closed Joint Stock Company Sitronics Telecom Solutions, LLC Sitronics Smart Technologies and NVision Group), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), the purchase of a new billing system (Open Joint Stock Company Sitronics), maintenance of the residential and commercial real estate (Closed Joint Stock Company City-Gals and Closed Joint Stock Company City-Telecom). Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

Our competitive position and future prospects depend on our senior managers and other key personnel and our inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel. Moreover, competition in Russia and in the other countries where we operate for personnel with relevant expertise is intense due to the relatively small number of qualified individuals. As a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the labor markets in these countries. We are not insured against the detrimental effects to our business resulting from the loss or dismissal of our key personnel. In addition, it is not common practice in Russia and the other countries where we operate to purchase key-man insurance policies, and we do not carry such policies for our senior management and other key personnel. The loss or decline in services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

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

        While the impact of MVNOs' entry into the Russian mobile communications market as well as the way of MVNO development in Russia (including 4G network) is not yet clear, the emergence of any of the foregoing trends could increase market competition and subscriber churn and, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        In addition, in October 2011, FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. On April 26, 2012 we and Vimpelcom were found in violation of the Competition law through coordinating prices from September 2010 through April 2011; however, FAS also noted that these violations were voluntarily rectified, and terminated the proceedings as a result. On July 17, 2012, FAS imposed a turnover-based fine of RUR 16 .9 million on us, which we complied with.

        In November 2012, FAS began an investigation of contractual relationship between operators and content providers and in December 2012 issued a warning to us and Vimpelcom requesting each of us to cease the violation of antimonopoly laws, particularly relating, to solicitation of services to the subscribers. We and Vimpelcom complied with the requirements and on February 7, 2013, FAS closed the case. However, in case FAS finds our actions insufficient to rectify the violations or issues new similar warnings and requests in the future, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.

        In December 2011, the AMC opened an investigation into whether MTS Ukraine violated antimonopoly legislation with its pricing of international roaming services. The AMC stated that the average price of international roaming services offered by MTS Ukraine and its roaming partners was higher than the corresponding prices in the European Union, which might demonstrate that the prices charged by MTS Ukraine were not economically justified. The investigation was aimed to examine whether MTS Ukraine used its dominant position in the Ukrainian telecommunications market to establish prices that would not be possible if there was significant competition on the telecommunications market. Although we believe that we did not violate antimonopoly laws, we could be liable for up to 10% of MTS Ukraine revenues. In December, 2012 the AMC issued obligatory recommendations to MTS Ukraine and Kyivstar to lower the prices both for international roaming services and national mobile services. In December 2012 MTS Ukraine submitted a report discussing the implementation of these recommendations and in January 2013, both claims of AMC were dismissed and no penalties were imposed on us. However, the AMC may determine that we violated antimonopoly legislation in this or other matters (for example, through increasing prices for mobile services at a faster pace than the consumer price growth rate), and may impose fines on us, which may have a material adverse effect on our business, financial condition and results of operation. In addition, we may be required to adjust the prices that we charge for international roaming services, which may adversely affect our revenues. See also "—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information."

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions as a dominant force in such market. Moreover, recent amendments to Russian antimonopoly regulations made it possible that any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. However, in some cases a company could be categorized as dominant even if its share of the corresponding market is less that 35%. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current

Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by the Federal Tariff Service. Another of our subsidiaries, Comstar-regions, operating in the Ryazan region, Khanty-Mansiysk Autonomous District and in Ekaterinburg, among others, is categorized as a natural monopoly in the public telecommunications market of these regions. See "—We and MGTS are subject to extensive regulation of our respective tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also categorized by FAS as a company with a market share exceeding 35% in the mobile communications market in the Ivanovo region, Magadan region, Omsk region, Sakhalin region, Nenets Autonomous District, Udmurt Republic, Moscow and Moscow region. In the event that we are found in the future to have a dominant position on these or any additional markets, FAS would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information."

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

        In addition to the regulation of dominant operators by FAS, the Federal Law on Communications provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which, together with their affiliates, have 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic in a geographically defined zone within the Russian Federation. These regulations provide for governmental regulation of the key terms of such operators' interconnect agreements, including the interconnect tariffs. In addition, such operators are required to develop standard key terms of interconnect agreements and publish them as a public offer made to all operators who intend to interconnect to the networks of those operators. For additional information, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation."

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

        In addition, MGTS is categorized as fixed line operator occupying a substantial position in the Moscow telecommunications market and therefore its interconnect tariffs are subject to state regulation. In January 2013, Comstar-UTS was excluded from the List of «substantial operators» in Moscow and MTS was not included therein. We believe that interconnect tariffs previously approved by the federal Agency on Communications for Comstar-UTS also apply to MTS following the merger completed on April 1, 2011. There is however a probability that we could be categorized as fixed line operator occupying a substantial position in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnection rates, substantial operators may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also "—MGTS is subject to extensive regulation of our respective tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, fees for using customer line, local call charges (flat-rate, time-based and combined payment systems), monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. MGTS was added to the register of telecommunications operators occupying a substantial position in 2006. Accordingly, the interconnect tariffs of MGTS are subject to regulation by the Federal Agency on Communications. While we believe the tariffs currently set by the Federal Tariff Service and the Federal Agency on Communications are sufficient to compensate us for the costs of providing these services, future tariffs may not be set at a level that fully compensates us for the provision of these services or increased in parallel with corresponding increases in our costs and/or inflation.

        Although MGTS is permitted to petition the Federal Tariff Service for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that the Federal Tariff Service may not adequately take such factors into account in setting tariffs. If the permissible tariffs applicable to MGTS do not compensate MGTS for the cost of providing services, the business and results of operations could be materially adversely affected. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        In addition, during 2011, the Russian government continued its efforts to decrease the level of prices for international roaming services and entered into discussions with the European Commission regarding the roaming pricing strategy of both Russian and European telecommunications operators due to an increasing number of complaints from subscribers. Further to our conversations with FAS and in response to public discussions initiated by various Russian consumers associations, we, MegaFon and Vimpelcom have voluntarily lowered international roaming tariffs and introduced certain tariff plans and options aimed at the reduction of prices for roaming services. See also "Item 4. Information on Our Company—Business overview—Sales and Marketing—Advertising and Marketing."

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

        Russian State Duma is currently considering a draft law which will enable each mobile communications subscriber to register the user terminal free-of-charge at the operator's database, chiefly to prevent their unlawful use. The draft law will obligate operators to suspend or block the traffic transmission of the terminal upon the application of subscriber, in an effort to discourage their theft. It is still unclear if and when this regulation will be adopted. If this regulation is adopted, we may be required to develop a system to monitor IMEI numbers, and we may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia into the World Trade Organization ("WTO") may lead to legislative and other changes which may adversely affect our business, financial condition and results of operation.

        On December 16, 2011, Russia signed the accession protocol in order to enter into the WTO which was ratified by Federal Law on July, 21, 2012 and became mandatory law in Russia. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, implementation of the WTO rules may lead to the increase of competition on the markets we operate. It is unclear yet if and when these legislative developments may take place. However, if new legislation is implemented in Russia as a result of accession to the WTO and there is an increase in competition, this could have a certain material adverse effect on our financial condition and results of operations.

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

        MGTS has completed migration from analogue public switch telephone network to digital technologies. In 2011, MGTS commenced building an access network employing the Gigabit-capable Passive Optical Network ("GPON") technology which would enable MGTS to enlarge the range of services by introducing High definition television ("HDTV"), video monitoring and other interactive services. However, we could encounter certain difficulties in the process of installing fiber-optic equipment in the subscribers' apartments due to the necessity of conducting adjustment works which could result in fractional subscriber churn.

        MGTS invested approximately 1.5 billion rubles in 2010 ($49.5 million as of December 31, 2010), 1.328 billion rubles in 2011 ($41.25 million as of December 31, 2011) and 9.232 billion rubles in 2012 ($303.98 million as of December 31, 2012) to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anti-corruption laws. We may also be subject to the recently-enacted UK Bribery Act. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. Although we regularly review and update our policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We operate primarily in Russia and other countries of the former Soviet Union, many of which pose elevated risks of corruption violations. We and certain of our subsidiaries are in frequent contact with persons who may be considered "foreign officials" under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. If we are not in compliance with the FCPA, the UK Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by US, UK or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

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

        In August 2012, we received a claim on behalf of MTS LLC (Simferopol, Ukraine) regarding the invalidation of international registrations of our four trademarks within the territory of Ukraine (the word "MTS" written in Russian and English both in color and black and white). According to the decision of Kiev City Commercial Court dated November 19, 2012, the expert testimony was scheduled for December 19, 2012, according to our request and the request of "MTS" LLC. To date, the proceedings are suspended. Our inability to protect our rights to these trademarks could have a material adverse effect on our business and results of operations.

We are in the process of transferring to a new billing system and optimizing our information technology infrastructure, which could have a material adverse effect on our business and results of operations in the short term.

        We have completed implementation of a new billing system in Russia and Belarus. We have also completed the transfer of our individual subscribers in Ukraine to a new billing system.We may face difficulties and delays in implementing the new billing system in newly acquired companies. Although we have already begun to experience increases in our overall efficiency and reductions in our expenses as a result of the new billing system, in Ukraine it is still necessary for us to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. In addition, the introduction of new services by our subsidiaries, including paid TV services, may result in increased complexity and prolonged duration of the upgrade of our billing system. These factors may increase our operational risks and expenses and inconvenience subscribers in the short term. In addition, we are also currently optimizing our information technology infrastructure, which may result in temporary technical disruptions. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If leaks of confidential information, including information relating to our subscribers, occur it may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Although we make efforts to protect confidential information, breaches of security and leaks of confidential information, including information relating to our subscribers, may negatively impact our reputation and our brand image and result in a loss of market share or otherwise have a material adverse effect on our business, financial condition and results of operations. For example, in January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen. In each case, the stolen databases were thereafter available for sale in Russia. In December 2003, we completed our internal investigation relating to the theft of our subscriber databases and found that these incidents were due to weaknesses in our internal security in relation to physical access to such information. Despite the measures taken, we cannot completely exclude the possibility of such incidents in the future. See also "—Our failure to comply with new personal data protection laws and with the regulations of state authorities regarding information security in the telecommunications networks in Russia may have a material adverse effect on our business, financial condition and results of operations."

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

        By the end of 2011, inflation in Belarus increased by 108.7% followed by the local currency depreciation which resulted in a decline of purchasing power. According to IMF estimations, the inflation rate in 2012 is expected to be 38.4%.

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

Our inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2012, our consolidated total debt, including capital lease obligations, was $7,642 million. Our interest expense for the year ended December 31, 2012 was $568,184 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2012, approximately 18.1% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk with respect to approximately 28.1% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

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

Ruble depreciation and regulatory changes in foreign currency regulation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and would affect the value of dividends received by holders of ADSs.

        Over the past two decades, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. In particular, it significantly depreciated against the U.S. dollar in 2008 and 2009 as a result of the ongoing global financial downturn. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia ("CBR") was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. The ruble continued to depreciate against the U.S. dollar in early 2009, reaching 36.43 rubles per one U.S. dollar on February 19, 2009. As of December 31, 2012, the exchange rate was 30.37 rubles per one U.S. dollar and as of April 18, 2013, the exchange rate was 31.23 rubles per one U.S. dollar. The ruble has also depreciated against the euro. On December 31, 2011 and 2012, the official exchange rate was 41.67 rubles and 40.23 rubles per one euro, respectively, as compared to 40.33 rubles and 43.38 rubles per one euro on December 31, 2010 and 2009, respectively.

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

        A significant portion of our capital expenditure and liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar. Conversely, a majority of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in rubles, both in absolute terms and relative to our revenues, and make it more difficult to comply with the financial ratios contained in our various loan agreements or fund cash payments on our indebtedness on time. A decline in the value of the ruble against the U.S. dollar will also result in a translation loss when we translate the ruble revenues into U.S. dollars for inclusion in our audited consolidated financial statements. It also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would also increase total expenses, which would have an adverse impact on our results.

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

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the U.S. dollar and/or euro can adversely affect our revenues reported in U.S. dollars and increase our costs in terms of local currencies. If local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the sale of hard currency in particular CIS countries (for example, Belarus) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that country. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukrainian hryvnia experienced significant volatility over the last quarter of 2008 and in 2009, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias and 7.97 hryvnias per one U.S. dollar as of December 31, 2008, and 2009, respectively. The official exchange rate stabilized in the last three years and was 7.99 hryvnias per U.S. dollar as of each of December 31, 2011 and 2012.

        The Belarusian ruble experienced significant volatility in 2011, with the official exchange rate falling from 3,000.00 rubles per one U.S. dollar as of January 1, 2011 to 4,970.00 rubles per one U.S. dollar as of June 1, 2011 and to 8,570 rubles per one U.S. dollar as of December 31, 2012. On May 23, 2011, the National Bank of the Republic of Belarus announced the significant devaluation of the Belarusian ruble against major foreign currencies to stabilize the situation on the foreign currency exchange market.

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

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our mobile and fixed line networks. We spent $2,647.1 million in 2010, $2,585 million in 2011 and $2,902.8 million in 2012, for the fulfillment of our capital spending plans. In addition, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        Our indebtedness and the limits imposed by covenants in our debt obligations could limit our ability to obtain additional financing and thereby constrain our ability to invest in our business and place us at a possible competitive disadvantage. Also, currently we are not able to raise equity financing through newly issued depositary receipts such as ADSs, due to Russian securities regulations providing that no more than 25% of a Russian company's shares may be circulated abroad through sponsored depositary receipt programs. Prior to December 31, 2005 and at the time of our initial public offering, this threshold was 40% and our current ADSs program is near its full capacity. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and adversely affect our results of operations.

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 6.1% and 6.6% in Russia in 2011 and 2012, respectively. In Ukraine, inflation amounted to 4.6% in 2011, as compared to deflation of 0.2% in 2012, according to the State Statistics Committee of Ukraine (calculated on a December to December basis). As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

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

If Apple Sales International lodges a claim against us as a result of our failure to fulfill our iPhone handset purchase commitment, this could have a material adverse effect on our financial condition and results of operations.

        In 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of the respective purchases for the three year period. The purchase agreement terminated on September 30, 2012. Pursuant to the agreement, we were also to incur certain iPhone promotional costs. We did not fulfill our total purchase installment contemplated by the agreement. As a result of not having fulfilled our required purchase commitments under our agreement with Apple Sales International, it is possible that Apple Sales International may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations. The total amount paid for handsets purchased under the agreement for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 amounted to $81.8 million, $140.8 million, $79.4 million, $3.4 million and $65.4 million, respectively.

Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

        Covenants in the loan agreement relating to our notes due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the loan agreement contains covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants, including, in relation to the incurrence of indebtedness, creation of liens and disposal of assets. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

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

        In addition, under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Sistema disposes of its stake in our company and a third party takes a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders' equity. If Sistema were to dispose of its stake in us, our company may be deprived of the benefits and resources that it derives from Sistema, which could harm our business.

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

        Since 1991, Russia has sought to transform from a one-party state with a centrally planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Furthermore, recent parliamentary elections held in December 2011 and presidential elections held in March 2012 led to some political demonstrations in a few Russian cities. New protests may occur in the future. Ukraine and the other CIS countries where we operate are similarly vulnerable. Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

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

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, a significant armed conflict erupted between Russia and Georgia over the self-appointed republics South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years. The possible accession by Ukraine and Georgia to the North Atlantic Treaty Organization is also a significant source of tension between Russia and these countries. Although we currently do not have operations in Georgia, our operations in Ukraine are significant. If disputes with Ukraine were to disrupt or reduce the flow of Russia's trade with Ukraine, the Ukrainian economy could be materially adversely affected. Declines in the Ukrainian economy could have a material adverse effect on our operations in Ukraine and, consequently, on our financial condition, results of operations and prospects.

        The conflicts between Russia and these and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets. The emergence of new or escalated tensions between Russia and other former Soviet republics could further exacerbate tensions between Russia and the United States and the European Union, which may have a negative effect on the Russian economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares and ADSs. Any of the foregoing circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. See also "—The inability of Business Entity MTS-Turkmenistan ("MTS-Turkmenistan") to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Changes to the Constitution of Ukraine that came into effect on January 1, 2006, shifted important powers from the President to the Parliament, including the right to appoint the Prime Minister and to form the government. Although these changes were intended to prevent an impasse between the President and the Parliament, they effectively caused a protracted political struggle.

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

        On March 3, 2010, Ms. Tymoshenko was removed from the position of Prime Minister after the Parliament concluded a vote of no confidence. In March 2010, the law governing the formation of parliamentary coalitions (the "Parliament Law") was amended to enable President Yanukovych to form a new parliamentary coalition and appoint Mr. Mykola Azarov as the Prime Minister on March 11, 2010. The amended Parliament Law was challenged by members of Parliament in the Constitutional Court of Ukraine which in April 2010 issued a ruling in connection with the application requesting an official interpretation, but it did not expressly opine on the constitutionality of such provisions. Accordingly, any future ruling by the Court that relevant provisions of the Parliament Law are unconstitutional may result in further political instability in Ukraine.

        In February 2011, a new law amending the Constitution of Ukraine to unify the term of the President, the Parliament, and local councils (the "2011 Constitution Amendment Law") entered into force. The 2011 Constitution Amendment Law provides, inter alia, for reinstating the five-year period for each parliamentary term. The following parliamentary elections were held on October 28, 2012. These parliamentary elections were the first elections under the recently adopted Law of Ukraine "On the Elections of National Deputies of Ukraine" dated November 17, 2011. In the course of the elections, there were a number of disputes as to the results of the election and their process. In particular, the Central Election Commission announced that it was impossible to establish the results of the elections in five single-member districts and on November 6, 2012 the Parliament issued a resolution recommending the Central Election Commission to order a repeat election in those districts. The repeat elections are expected to take place in 2013. The new Parliament convened its first session on December 12, 2012. Although the absence of five members in Parliament does not legally prevent Parliament from operating, no assurance can be given that the results of the elections will not be further disputed and that the operation of Parliament will not be obstructed.

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

        According to the poll watchers' report heard by the Parliamentary Assembly of Council of Europe, the parliamentary elections held in October 2012 were legitimate. The coalition in the Parliament would be formed in the nearest future, and is expected to be founded on the basis of the majority party. If political instability continues or heightens, it may have negative effects on the Ukrainian economy and, as a result, have a material adverse effect on our business, results of operations and financial condition.

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

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

The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations.

        In June 2012, the authorities of the Republic of Uzbekistan commenced re-audits of previously audited financial and operating activities of MTS's wholly owned subsidiary FE LLC Uzdunrobita ("Uzdunrobita"). On July 17, 2012, Uzdunrobita suspended its services in Uzbekistan pursuant to the order of the State Agency for Communications and Information of Uzbekistan (the "SACI") temporarily suspending the operating license of Uzdunrobita for a period of ten business days; this suspension was subsequently extended to three months due to the decision of the Tashkent Economic Court of July 30, 2012.

        On August 6 and 7 of 2012, sixteen regional antimonopoly divisions of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately $80 million. This amount was subsequently reduced by the superior antimonopoly regulator to $13.0 million in the aggregate.

        The disputes with antimonopoly authorities were dismissed after payments were made by Uzdunrobita pursuant to the Appeal Decision (as defined below).

        On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita permanently. This decision was subsequently upheld by the appeals and cassation instance courts on August 27, 2012 and April 4, 2013, respectively.

        Notwithstanding the fact that a tax audit of Uzdunrobita's operations for the period of 2007-2010 was completed in February 2012 and did not reveal any serious violations, further tax audits were conducted and purported to find alleged violations of licensing regulations and income and other tax legislation resulting in the imposition of additional taxes and fines totaling approximately $900.0 million. This amount was subsequently reduced to $669.0 million in the aggregate. Whether these taxes and sanctions be further claimed by Uzbek tax authorities or not is yet unclear in light of the decisions made by the High Economic Court and Regional Economic Courts of Appeals (with exception of Kashkadarya and Bukhara Economic Courts of Appeal) between April 4, 2013 and April 11, 2013 which dismissed the obligation of the tax authorities to enforce the financial sanctions (the decisions, however, do not cover any obligation of the local tax authorities to collect the additional taxes).

        During September-October of 2012, $6.4 million from Uzdunrobita's bank accounts were seized by the Uzbek State and applied to settle a portion of the State's alleged claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state authorizing the confiscation of all assets of Uzdunrobita based on a criminal court's verdict which the Court issued against four employees of Uzdunrobita, notwithstanding that Uzdunrobita was not itself a civil respondent in such proceedings. Prior to this verdict, the Uzbek law enforcement agencies had arrested all the Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate Instance of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the verdict of the Tashkent City Criminal Court dated September 17, 2012. The appeals Court found that all damages (taxes, sanctions, unpaid licenses duties and damages to the customers)suffered by the State must be compensated by Uzdunrobita. The amount of damages was calculated and determined on the basis of all of the aforementioned claims against Uzdunrobita existing as of November 8, 2012, which amounted to $587 million payable in equal monthly installments over eight months (the "Appeal Decision").

        In accordance with applicable Uzbek laws, Uzdunrobita petitioned the Deputy General Prosecutor to challenge the Appeal Decision before the Supreme Court of Uzbekistan and grant a stay of enforcement of the Appeal Decision. Uzdunrobita's petition was rejected by the General Prosecutor Office on December 25, 2012.

        Following this rejection, Uzdunrobita immediately filed a further petition to appeal to the Supreme Court of Uzbekistan with the Chairman of the Supreme Court of Uzbekistan. On January 23, 2013, the Company was notified that the matter had been submitted by the Supreme Court for consideration by the Chairman of the Tashkent City Court. As of the date of this filing, Uzdunrobita has not received a response from the Chairman of the Tashkent City Court. In order to comply with the Appeal Decision, Uzdunrobita has paid two scheduled installments in November and December 2012 respectively, totaling $147.5 million. On January 14, 2013, further to the payment of a portion of the third installment (payable in January 2013) totaling $15.9 million paid with all cash remaining in Uzdunrobita's bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy with the Tashkent Commercial Court due to its inability to meet Uzdunrobita's further obligations arising out of the Appeal Decision. On January 18, 2013, the Court initiated bankruptcy proceedings and appointed an external temporary supervisor over Uzdunrobita, and scheduled a further bankruptcy hearing for April 22, 2013.

        Uzdunrobita continues to defend its rights in accordance with the laws of the Republic of Uzbekistan. MTS also reserves its rights to pursue all available legal options both domestically and internationally in order to claim damages or seek any other available remedy in connection with the unlawful termination of Uzdunrobita's operations in Uzbekistan.

        In connection with and as a result of the actions by the Uzbek authorities described above, liabilities of $500 million relating to the tax, antimonopoly and SACI claims and $579 million relating to impairment of long-lived assets were recorded by the end of second quarter of 2012 with an associated charge to the consolidated income statement.

        In 2011, Uzdunrobita's share in our total revenue and OIBDA, calculated on the basis of US GAAP financial information, was 3.5% and 4.5%, respectively.

The inability of Business Entity MTS Turkmenistan ("MTS-Turkmenistan") to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

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

        The Group operated in Turkmenistan under a trilateral agreement signed in November 2005 by Barash Communication Technologies, Inc. ("BCTI"), us and the Ministry of Communications of Turkmenistan, which valid for five year term with a possibility of extension (the "2005 Agreement"). Under the 2005 Agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Accordingly, BCTI shared 20% of its net profit commencing December 21, 2005. We at all times were led to believe that the 2005 Agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications and the Turkmenistan government did not extend the 2005 Agreement.

        Following the decision to suspend BCTI's licenses, Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent us from providing services to our customers.

        The Group initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend our legal rights in the International Court of Arbitration of the International Chamber of Commerce (the "ICC") and in the International Centre for the Settlement of Investment Disputes ("ICSID"). At the same time, the parties continued to negotiate MTS' return to Turkmenistan.

        As a result of negotiations with the Turkmenistan government and ministries on May 24, 2012 MTS and state-owned telecom operator Turkmentelekom, acting in accordance with a decree issued by the President of Turkmenistan, signed the agreement regarding our terms of operations in Turkmenistan (the "Agreement"). The Agreement has five year term and could be extended for next five years provided certain terms and conditions are satisfied. Under this Agreement MTS-Turkmenistan will pay Turkmentelekom monthly an amount calculated as 30% of our net profit in Turkmenistan based on accounting rules of Turkmenistan.

        MTS-Turkmenistan was granted GSM and 3G licenses for a term of three years, signed several agreements with the state-owned telecom operators regarding the cooperation upon infrastructure that allows us to restart the network and commence to provide services to the subscribers in the capacities as we used to provide.

        On July 25, 2012, we, our subsidiary BCTI, the republic of Turkmenistan, the Ministry of Communications of Turkmenistan, the state-owned company Turkmentelecom and mobile operator Altyn Asyr signed a settlement agreement pursuant to which the parties undertook to withdraw all mutual legal claims relevant to the cessation of BCTI's and MTS' activities in Turkmenistan in December 2010.

        In August 2012, MTS-Turkmenistan started mobile communication network in Turkmenistan and providing services for subscribers who did not cancel the BCTI contracts. Since October 1, 2012 MTS-Turkmenistan started entering into contracts with all subscribers.

Russian and Ukrainian companies can be forced into liquidation on the basis of formal non-compliance with certain legal requirements.

        Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation.

        For example, in Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its second or any subsequent financial year, the company must either decrease its charter capital or liquidate. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company's creditors will have the right to accelerate their claims or demand early performance of the company's obligations as well as demand compensation of any damages.

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

        The amount of net assets in accordance with the local accounting standards of some of our subsidiaries is negative. Although these subsidiaries continue to meet all of their obligations to creditors, there is a risk of their liquidation while the net assets remain below the minimum legal requirements.

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

        The judicial systems in the countries where we operate are not always independent or immune from economic and political influences, and are often understaffed and underfunded. Judges and courts are generally inexperienced in the area of business, corporate and industry (telecommunications) law. Judicial precedents generally have no binding effect on subsequent decisions, and not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems in these countries can also be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in these countries difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. Furthermore, recognition and enforcement of arbitral awards in countries where we operate is subject to compliance with corresponding rules of civil procedure and applicable laws, and courts in countries where we operate may interpret applicable regulations in a manner which would result in denial of such recognition and enforcement.

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

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration ("LCIA") in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011, the LCIA made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). The Award is accruing interest until the Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, we recorded an additional $40.8 million, $3.2 and $7.2 million in the consolidated financial statements for the year ended December 31, 2010, 2011 and 2012, respectively (representing additional losses in 2010 and interest accrued on the awarded sums in 2011 and 2012).

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

        In relation to the obligations under the Intercompany Loan Agreement, MTS OJSC and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation by MTS OJSC to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, MTS OJSC received a request for arbitration from MTS Finance. The hearing took place in the end of January 2013 and award is expected by July 2013. The award will clarify the rights between the parties under the Intercompany Loan Agreement. MTS OJSC is denying that any further payments are due under the Intercompany Loan Agreement. The arbitration was conducted under the Rules of the London Court of International Arbitration.

        In March 2013, Nomihold has obtained (via a unilateral written application to the court) initial permission from the English Commercial Court to serve proceedings out of the jurisdiction on MTS OJSC. The time for service of the claims has been extended to permit service in accordance with the requirements of the Hague Convention. Nomihold purports that MTS is liable to compensate it for a number of allegedly tortious wrongs, relating in part to recent proceedings in an international arbitration tribunal constituted under the rules of the LCIA between Nomihold and MTS Finance, in the total amount exceeding $215 million. MTS denies any allegation of wrongdoing and considers the claims made by Nomihold without merit and inadmissible before the English courts. MTS is considering its legal position.

        In addition, three Isle of Man companies affiliated with us (the "KFG Companies") have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the KFG Companies do not prevail in these lawsuits, they may be liable to Bitel for such claims. In January 2007, the KFG Companies asserted counterclaims against Bitel, and claims against other defendants, including Altimo LLC ("Altimo"), Altimo Holdings & Investments Limited ("Altimo Holdings") for the wrongful misappropriation and seizure of Bitel. The defendants sought to challenge the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies.

        On March 10, 2011, the Judicial Committee of the UK Privy Council ruled in favor of the KFG Companies and confirmed the jurisdiction of the Isle of Man courts to try the counterclaims asserted by the KFG Companies against various defendants, including Sky Mobile, Altimo and Altimo Holdings, for the wrongful misappropriation and seizure of Kyrgyz telecom operator Bitel and its assets.

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011, by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth approximately $500 million (which was later increased to $900 million by the court) that Altimo Coöperatief U.A. has lodged with the Isle of Man court. The KFG Companies are proceeding with their counterclaims in the Isle of Man. A trial has been set to commence in May 2013.

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

        In Turkmenistan, we commenced operations in June 2005 through our wholly owned subsidiary, BCTI, and operated under a trilateral agreement by and among the Ministry of Communication of Turkmenistan, BCTI and us. However, when this agreement expired on December 21, 2010, the Ministry of Communication of Turkmenistan refused to prolong the agreement. After several international lawsuits and negotiations regarding adjustments of disputes we restarted our network in Turkmenistan on August 30, 2012 and resumed our operations on October 1, 2012. Similar actions in other countries where we operate could have a material adverse effect on results of our operations. See also "—The inability of Business Entity MTS-Turkmenistan to sustain recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

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

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators' activity for up to 90 days. In some cases of service providing (for example, employing GPON technology) power failures in subscribers' households may lead to incompliance with rules regulating local telephony communication services. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of Russian law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, following our integration with Comstar on April 1, 2011 we have assumed risks of potential claims from subscribers and regulating authorities regarding the former activities of Comstar.

Developing corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, insider trading, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud and directors' and officers' liabilities remain underdeveloped. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

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

        While the Federal Law on Joint Stock Companies of December 26, 1995, (the "Joint Stock Companies Law") provides that shareholders owning not less than 1% of the company's stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or is Management Board and certain other officials, Russian courts to date do not have much experience with such lawsuits. In 2009, new legislation was adopted which contemplates class action litigation. However, since the legislation is relatively new, Russian courts are not experienced in resolving such disputes and do not have a clear and consistent approach in regards to class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects

        Russian law provides that shareholders that vote against or did not participate in voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

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

        For example, from 2004 through March 31, 2013, we merged over 45 of our wholly owned subsidiaries into MTS. Following the approval of the first of the series of mergers we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles ($446.3 million as of the date of repurchase). Also, on March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUR 1.96 million ($67,000 as of the date of repurchase). In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of the Comstar issued share capital were repurchased for RUR 4.8 billion ($161.3 million as of the date of repurchase). Also as a part of our reorganization during 2013 a total of 90,881 MTS ordinary shares representing 0.004%

of our issued share capital were repurchased for RUR 19.7 million (approximately $650,000 as of March 31, 2013).

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

The Strategic Foreign Investment Law imposes certain restrictions on us and our existing and potential foreign shareholders, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Regulatory changes in Russia, including the reduction of the Calling Party Pays Settlement Rate, reduction of the minimum item for billing, introduction of the mobile number portability principle and others may have a material adverse effect on our financial condition and results of operations.

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

        In January 2013, the Ministry of Communications and Mass Media held open discussions as part of its efforts to develop a revamped version of the Federal Law on Communications. Ministry officials propose to amend the law in order to minimize operators' expenditures on infrastructure development by introducing unified licenses for communications, without linking them to certain technologies and other similar means. Frequencies are proposed to be granted on the basis of auctions instead of competitive selection. Furthermore, in January 2013 the Ministry of Communications and Mass Media adopted Order No. 5 "On Approving a Plan for Development of Draft Legislation for 2013" which contains the concept of introducing turn-over based fines for communication offences. Currently, it is not yet clear if or when such amendments will be adopted; however, the introduction, and imposition on us, in instances of our incompliance with the relevant laws, of turnover-based fines may have a significant impact our business, financial condition and results of operations.

        In 2012, Ministry of Communications and Mass Media prepared a new version of the Rules on Rendering Mobile Services which indicates that in every sub-sovereign entity there should be at least one subscriber tariff with per-second billing and at least one subscriber tariff with minimum item for billing in roaming no higher than 10 seconds. If it becomes effective, the new law may have a negative impact on our revenues and results of operations.

        The adoption of the law regarding the ability of a subscriber to retain the telephone number after switching from one operator of mobile communications to another (mobile number portability ("MNP") may lead to intensification of competition and an increase in our costs. This law was signed by the President of the Russian Federation on December 25, 2012 and will come into legal force on December 1, 2013. To enable the subscribers to employ MNP principle, a certain number of regulatory legal acts currently remain to be passed. Moreover, the introduction of MNP would impose additional costs on the operators of mobile communications due to the necessity of implementing several complex and resource-intensive actions involving organizational and technical infrastructure, the requirement to improve the software of telecommunication facilities, and change certain business processes. The costs could also further increase as a result of adopting the scheme of number portability where subscribers, including corporate clients, can switch to another operator of mobile communications before finalizing the settlement for services, including international roaming and other high value services, with their current operator.

        The new version of the Federal Law on Information, Information Technologies and Information Security could assign the status of critically important objects to our information systems, which would involve the need to comply with additional information security requirements and could lead to considerable modernization costs. There is also a possible necessity of replacing foreign information security products with locally developed analogues.

        In addition, the Federal Law on Protection of Children from Information Harmful to their Health and Development, dated July 28, 2012 requires the introduction of as integrated automated data system which is able to identify Internet sites containing certain prohibited information. We have developed such a security system, which is currently being tested pending its implementation and at the same time we are working on introducing the fully-featured security system "Barjer". However, if we are unable to fully implement it timely or in case this system fails to perform as expected, we could be subjected to penalties or some of our services could be suspended until we fully comply with the requirements.

        Furthermore, potential regulatory changes that may be enacted in the future, such as the introduction of new rules regulating MVNOs, new rules concerning our pricing policy and others, could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial condition and results of operations.

Our failure to comply with new personal data protection laws and with the regulations of state authorities regarding information security in the telecommunications networks in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The Federal Law on Personal Data and certain regulations enacted thereunder require our information storage, processing and protection practices to be in compliance with the statutory standards, effective as of July 1, 2011. Additionally, various amendments to the current regulatory regime have been proposed by the State Duma, the Federal Council, the Ministry of Communications and Mass Media, the Federal Service for Supervision in the Area of Communications and Mass Media, the Federal Service for Technical and Export Control, and the Federal Security Service, in order to increase regulatory oversight over data protection.

        As a result of these and other changes in personal data protection regulations, we are faced with significant technical, financial and managerial undertakings. For example, we are required to treat subscribers' personal data with the level of protection afforded to state secrets, obtain state certification of our installed information protection facilities from the Federal Service for Technical and Export Control and the Federal Security Service. We are also now directly liable for the actions of third parties to whom we forward personal data for processing. Moreover, we must now make public our data protection policies, which currently comprise a trade secret, and which may increase the risk of data protection violations if revealed. Furthermore, the modernization of our information protection systems and the optimization and reengineering of our personal data processing systems will require us to incur significant expenses. At the same time, the new regulations established by the Russian government on November 1, 2012 introduced excessive data protection requirements around data processing within the informational systems (for example, to ensure that our system and application software of foreign origin do not have any undeclared capabilities). If the resources required to develop and implement data protection systems meeting the new standards are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations.

        The Ukrainian Law on Telecommunications came into force on December 23, 2003 (certain articles became effective in 2004 and 2005). The NCRC as the central regulatory body in the sphere of communications was established in August 2004.

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

        In addition, the Ukrainian Law on Telecommunications may require, among other things, companies declared to have dominant position or SMP on the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. On June 24, 2010, MTS Ukraine (among other mobile operators) was found to have a dominant position on the interconnect market by the AMC. In 2012, there have been changes in telecommunications legislation including the Rules on Telecommunication Services making the operators responsible for the actions of content-providers, the law on state lotteries prohibiting all lotteries in Ukraine excluding those of state status and the law on telecommunications prohibiting entry with new subscribers unless they provide a passport as identity confirmation.

        In November 2012, NCCIR issued the statements regarding MNP, which is expected to provide the subscribers with the possibility of retaining their telephone number after switching from one operator of mobile communications to another. However, the relevant clause has not yet been approved by NCCIR since there have been several uncertainties regarding the MNP implementation. The operators have submitted their recommendations to NCCIR and it is expected that NCCIR will approve MNP services in Ukraine on one of its future sessions. The approval of MNP services may lead to an increase in our costs caused by the necessity of infrastructure improvement and also lead to the intensification of competition.

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

        On July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Additionally, according to amendments to the Tax Code of the Russian Federation, effective January 1, 2007, the three-year statute of limitations may be extended if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year terms. According to Presidium of High Arbitrazh Court Resolution # 4134/11 of September 27, 2011, the statute of limitations for tax penalties is calculated starting from the day immediately following the expiration of the tax period when the violation was committed.

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

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers which are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated group of taxpayers, the law also limits certain transactions within the group (e.g. corporate restructurings, etc.). We are now considering creating the consolidated group of taxpayers as of 2014.

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

        According to the draft version of the Main Directions of Russian Tax Policy for 2013 and Planned for 2014 - 2015 and draft amendments to the Tax Code of the Russian Federation, our ability to apply accelerated tax depreciation on our equipment may be limited or excluded. It is unclear if and when such amendments will be enacted and their impact on our business, financial condition, results of operations and prospects.

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

        In 2010, the Russian tax authorities initiated an audit of our compliance with tax legislation for the years ended December 31, 2008 and 2007. Based on the results of this audit, the tax authorities imposed an additional tax liability in the amount of 353.9 million rubles (approximately $11.6 million as of December 31, 2010), including taxes, fines and penalties. We appealed this assessment with the Federal Tax Service, which ruled to partially invalidate the assessment. We have filed a petition with a court in order to invalidate this tax assessment in full. The sitting of the court is assigned on April 5, 2013.

        Recently, the tax authorities conducted a field tax audit of MGTS for the years 2007-2008. After consideration of company objections, additional tax liability in the amount of 258.1 million rubles (including taxes, fines and penalties) was imposed on February 9, 2012. In February 2012, MGTS attempted to challenge the tax authorities' decision with higher authorities within the Federal Tax Service. Following a rejection of the challenge request, MGTS filed an appeal with the Moscow Arbitrazh Court. In February 2013, the Moscow Arbitrazh Court issued a ruling to grant the claim dismissing the imposition of additional tax liability in its entirety.

        Based on the results of their audit in August 2012, the tax authorities of Uzbekistan assessed $669 million in additional taxes, penalties and fines payable by Uzdunrobita. Uzdunrobita is up to challenge the tax authorities' decisions among other Uzbek authorities' claims in due course. See also "—Legal Risks and Uncertainties—The inability of Uzdunrobita, MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations", and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

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

        The changes into the new Tax Code of the Ukraine during 2012 introduced a duty to pay advance installments on the profit tax on a monthly basis along with retaining the duty to pay advance installments on dividend payments. Before 2013 the profit tax charged for the accounting period was reduced for the amount of advance installments made on dividend payments. Commencing 2013 such reduction would not be encountered and we are obliged to pay the new monthly advance installment on the profit tax as well as the advance installment on the dividend payments which increases our tax expenses.

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

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations. Adoption of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities. In addition to the usual tax risks and tax burden imposed on Russian taxpayers, the uncertainties of the new transfer pricing rules complicate tax planning and related business decisions. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules. Uncertainty of the new rules may also require us to expend significant additional time and material resources for implementation of our internal compliance procedures. Tax authorities could impose additional tax liability as well as penalties on the underpaid tax in case the prices or profitability are outside the market range and if the required transfer pricing documentation has not been prepared, which could have a material adverse effect on our results of operations and financial condition.

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

An adverse change in the infrastructure regulation in Russia could result in additional costs on us.

        In 2012, the Russian Ministry for Transportation proposed new rules for calculating mandatory payments for using the public easement areas of public roads where we place our communication equipment and cables. Although these rules have not been adopted to date, they provide for a calculation method which, if employed, could result in significant additional costs on us. There have been press reports that the Russian Ministry for Economic Development and Trade in its official comment disagreed with these rules implying that the rules are to be adjusted. However, it is currently unclear whether or not the original approach of the Russian Ministry for Transportation will be retained. As a result, we could be unable to successfully pass the relevant additional costs on to our customers.

        In addition, starting from January 1, 2013, telecommunications operators are required to enter into agreements with owners of the roads whose public easement areas host telecommunication equipment. These agreements have to contain certain mandatory provisions to be prescribed by the Russian Ministry for Transportation and the Russian Ministry for Economic Development and Trade. To date, no list of such provisions has been adopted. There is a risk of misbalance in commercial interests of the operators and road owners in case such list is adopted.

        Consequently, any adverse changes in legislation relating to the regulation of public roads and their interaction with telecommunications matters could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

New Russian legislation requires the disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs , and a failure to provide such disclosure may restrict your ability to vote and/or receive dividends

        According to the Federal Law "On Introduction of Amendments to Certain Legislative Acts of the Russian Federation in Connection with Federal Law "On Central Depositary"" No. 415-FZ dated December 7, 2012, the holder of a depositary receipt program, representing rights in Russian securities, will be required to open a special depositary program depo account with the Russian Central Depositary (the "CSD"). Such accounts need to be open within one year from the accreditation of the CSD which happened on November 6, 2012. Accordingly, the compliance of our ADS program with this new legislation will depend on the ability of our custodian to timely adapt to the new regulation and open the requisite accounts. After depositary accounts with our shares are opened new disclosure obligations in order to vote or receive dividends will apply.

        Pursuant to recently enacted legislation, depositaries, and as a result, ADS holders, will not be able to vote or receive dividends in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information will include the identity of the holder of the ADSs and the number of shares attributable to each ADS holder. The use of voting rights currently requires only the provision of the information about the holder of ADSs. The exact scope of the required disclosure and procedures involved are not fully described in the new legislation, and can be further clarified in regulations to be issued by the FSFM.

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

        Furthermore, the new legislation stipulates that starting from 1 July 2012 the FSFM, Russian courts, pretrial investigation agencies and internal affairs authorities may request such lists of depositary receipt holders from the issuers.

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

        According to recently enacted Russian legislation, within one year of the accreditation of the CSD, shares underlying the ADSs will need to be moved to a special nominee account for the depositary. Starting January 1, 2013, Shares that are moved to such an account will no longer be subject to seizure or arrest in case of a lawsuit against the depositary. See also "—New Russian legislation will require the disclosure of beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote and/or receive dividends."

The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. The closing price of our ADSs on the New York Stock Exchange ranged from a low of $18.60 to a high of $54.54 per ADS in 2009, a low of $17.84 to a high of $23.55 per ADS in 2010 and a low of $11.41 to a high of $21.86 per ADS in 2011, and a low of $15.69 to a high of $20.07 per ADS in 2012. On May 3, 2010, the ADS to ordinary share ratio was changed from five ordinary share for one ADS to two ordinary shares for one ADS.

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

        Amendments to the Federal Law on Securities Market provide for new restrictions in relation to voting of shares represented by ADSs. The depositary holding such shares is entitled to participate in the general shareholders' meeting solely with the shares represented by foreign securities, details of which (including the number of shares represented by the securities held and the person holding or otherwise entitled to use such securities) are provided to the Company. These rules come into force only after the central depositary account in our register is opened and respective depositary accounts with our shares are opened with the CSD. This is expected to take place in the second half of 2013.

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

The lack of a developed share registration system in Russia and other countries where we operate may result in improper record ownership of our shares, including the shares underlying the ADSs, and other problems connected with the rights attributed to the relevant shares such as dividend payments.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, the central registration system in Russia is under development. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

        On December 7, 2011 amendments to the relevant legislation were adopted, substantially reforming the registration system by introducing the CSD. In the course of this reform of the share keeping system, numerous different depositaries with accounts in the registers of companies are expected to be replaced by a single central depositary, whose primary function would be the custody of shares in all major companies. These changes became effective on January 1, 2012 and are currently being implemented. On November 6, 2012 FSFM officially appointed the National Settlement Depositary as the central depositary. It is envisaged that the central depositary will open its account in the register of each major issuer in the first half of 2013. However, it is not clear yet whether these changes will affect us.

        In addition on July 6, 2012 a central depositary was introduced in Ukraine. Such central depositary is expected to account the shares of all joint stock companies in Ukraine. The way of the dividend payout would be changed and should be effected through the CSD. The changes are expected to come into force on October 11, 2013 and could affect the timing of dividend payout.

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

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million in cash. Since May 2006, we have operated under the MTS brand in Uzbekistan. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information ("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. Simultaneously various Uzbek government agencies have claimed multiple violations by Uzdunrobita which having passed through numerous court hearings was sanctioned with heavy penalties. Been unable to satisfy those, Uzdunrobita has submitted its application initiating self-bankruptcy procedures to relevant Uzbek court. We are procuring efforts to resolve the dispute both within Uzbek legal system and under international laws. Please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Business Entity MTS-Turkmenistan to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations." and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Turkmenistan."

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

        In 2011, we completed the re-branding of Comstar with our main MTS brand. MGTS, a former subsidiary of Comstar, continues to provide services under its own brand.

        In 2009, we started to develop our sales and distribution network both organically and through the acquisition of several national and regional retail chains. We organized our retail operations under a wholly owned subsidiary, Russian Telephone Company ("RTC"). RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets.

        In 2010, 2011 and 2012 we acquired controlling stakes in various regional fixed line operators as we are determined to develop broadband Internet through regional expansion.

        In April 2013, MTS, through its wholly-owned subsidiary, acquired a 25.095% stake in MTS Bank OJSC for 5.09 billion rubles ($163.5 million as of April 3, 2013) through an additional share issuance by the bank. The transaction was concluded in accordance with the terms of an indicative offer between MTS, MTS Bank and Sistema. Completion of the transaction is subject to the registration of the shares issuance report by Russian Central Bank. MTS and MTS Bank have also concluded a profit-sharing agreement pursuant to which MTS and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project, respectively. The MTS Dengi project was recently launched by

MTS and MTS Bank and is aimed at providing customers throughout Russia with a variety of payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit.

Capital Expenditures

        We spent in total $2,902.8 million in 2012 for network development in Russia and the other countries where we operate, which included $2,642.8 million in cash expenditures on property, plant and equipment, and $260.0 million for the purchase of intangible assets. We expect to spend approximately $2,633.6 million (USD amount at exchange rate on December 31, 2012) in 2013 for LTE deployment and installation in certain key regions, for increasing network capacity, modernizing our mobile and fixed line networks, developing our network in the regions as well as on "GPON" and "Video surveillance at schools" projects. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2013 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2013 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2012 by country is set forth below. For the first quarter of 2013 and continuing into the second quarter, our principal capital expenditures have related and continue to relate to the build-out of our network and GPON project which we have financed through operating cash flows.

        Excluding our acquisition of Comstar and certain other subsidiaries from our related parties, we spent $195.1 million, $219.5 million and $60.9 million in 2010, 2011 and 2012, respectively, for acquisitions of subsidiaries, net of cash acquired. We additionally spent RUB8.3 billion ($271.9 million as of October 6, 2010) for the acquisition of an additional 9% in Comstar through a voluntary tender offer in September 2010.

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

Russia

        We spent $2,664.6 million in 2012 for network development in Russia, including $2,457.7 million in cash expenditures on property, plant and equipment, and $206.9 million for the purchase of intangible assets.

Ukraine

        We spent $132.9 million in 2012 for network development in Ukraine, including $85.5 million in cash expenditures on property, plant and equipment, and $47.4 million for the purchase of intangible assets.

Uzbekistan

        We spent $81.0 million in 2012 for network development in Uzbekistan, including $79.8 million in cash expenditures on property, plant and equipment, and $1.2 million for the purchase of intangible assets.

Armenia

        We spent $23.9 million in 2012 for network development in Armenia, including $19.5 million in cash expenditures on property, plant and equipment, and $4.4 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent $65.1 million in 2012 for network development, including $46.1 million in cash expenditures on property, plant and equipment, and $19.0 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest provider of mobile cellular communications services in Russia and Armenia and the second largest in Ukraine in terms of mobile subscribers.

        As of December 31, 2012, we had a mobile subscriber base of approximately 95.8 million (approximately 71.2 million in Russia, 20.7 million in Ukraine, 2.4 million in Armenia, and 1.5 million in Turkmenistan), which is a decrease of 5.29% compared to December 31, 2011. This decrease is attributable to the suspension of our services in Uzbekistan, which accounted for 9.3 million subscribers as of December 31, 2011. Subscriber base in Russia, Ukraine and Armenia increased by 2.7% compared to December 31, 2011. We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share as of December 31, 2012, according to Direct INFO.

        Please see also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan.

        Our revenues for the year ended December 31, 2012, were $12,436 million, an increase of 0.9% from the year ended December 31, 2011. Our net income for the year ended December 31, 2012, was $1,038 million, a decrease of 34% from the year ended December 31, 2011.

        Russia is our principal market, both in terms of subscribers and revenues. For the years ended December 31, 2012, 2011 and 2010, approximately 87%, 86%, and 83% of our revenues came from operations in Russia; approximately 9%, 9%, and 9% of our revenues came from operations in Ukraine; and approximately 4%, 5%, and 8% of our revenues came from operations in other countries, respectively.

        As of December 31, 2012, approximately 75% of our mobile subscriber base was in Russia and approximately 21% was in Ukraine. According to AC&M-Consulting, as of December 31, 2012, we had a 30.90% and 35.56% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2008	91.3
2009	97.8
2010	103.3
2011	101.1	(2)
2012	95.8	(3)

(1)
Excludes MTS Belarus subscribers as its results of operations are not consolidated in our financial statements. We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our prepaid tariffs) or whose account does not have a negative balance for more than this period.

(2)
Excludes Turkmenistan subscribers.

(3)
Excludes Uzbekistan subscribers.

        In 2012 we ceased to provide mobile cellular communications services in Uzbekistan as all operating licenses of our subsidiary, Uzdunrobita, were withdrawn by the State Agency for Communications and Information of Uzbekistan on August 13, 2012. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country since that date. In 2012, our operating license and as a result our operations in Turkmenistan were resumed. Our subscriber base amounted to approximately 1.44 million subscribers as of December 31, 2012. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Business Entity MTS-Turkmenistan to sustain its recently resumed operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to AC&M-Consulting, overall mobile cellular penetration in Russia was approximately 161.3% as of December 31, 2012, which is an increase from 156.8% at December 31, 2011. Mobile cellular penetration in Ukraine was approximately 126.1% as of December 31, 2012, which is an increase from 117.6% as of December 31, 2011. According to our estimates, mobile cellular penetration in Armenia was approximately 118% as of December 31, 2012, as compared to approximately 116.4% as of December 31, 2011. Mobile penetration in Turkmenistan was approximately 85.9% as of December 31, 2012, according to our estimates.

        Our consolidated mobile subscriber base increased insignificantly in the first three months of 2013. Specifically, according to our estimates at April 1, 2013, we had approximately 96.7 million subscribers, including approximately 71.5 million in Russia, 21.0 million in Ukraine, 2.4 million in Armenia and 1.8 million in Turkmenistan.

        As of December 31, 2012, we had mobile licenses to operate and commercial mobile operations for the entire territory of Russia with a population of approximately 143 million people, for the entire territory of Ukraine with a population of approximately 46 million people, for the entire territory of Turkmenistan with a population of approximately 5 million people and for the entire territory of Armenia with a population of approximately 3 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our

Business—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        MTS Belarus had approximately 5.23 million subscribers and a leading market share of 46.9% at December 31, 2012, according to our estimates. At December 31, 2011, according to our estimates, MTS Belarus had approximately 4.93 million subscribers and a leading market share of 43.0%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 117% at December 31, 2012, according to our estimates.

        In 2010, 2011 and 2012, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our "3i" strategy set out in more detail below. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading fixed line services provider in Russia.

        We also continued to develop our proprietary sales and distribution network organically. We additionally focused on the development of online platforms and content, launching Omlet.ru in September 2009. Omlet.ru is an online and mobile content portal offering a large selection of videos, music and games for sale and a high degree of interoperability between mobile devices and computers as well as network flexibility (e.g., EDGE and 3G).

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our key strategic goal is leadership in all markets of presence, delivering the best-in-the-market telecommunication experience to our subscribers, including high-speed Internet at home and on the go, mobile finance and banking ecosystem, cable TV entertainment with access to best content portfolio and top quality mobile and fixed voice services. We are in the vanguard of LTE development in Russia and CIS and we are focusing our efforts on building the strongest 4th generation wireless network and providing the best service to our customers by bringing the connected smartphone world to them.

        Our "3i" strategy, as described below, is key to sustaining our leadership positions as it continues and extends our strategic priorities and principles that we formulated in 2009. A steady implementation of the "3i" strategy allowed us to set new quality, service and technology standards in the Russian telecommunications industry. As a result, we currently provide a full telecommunications ecosystem to our customers. Our latest developments made it possible to provide our clients with a wide range of products and services from our own distribution network and our branded service outlets to cutting-edge finance and banking services. We strive to innovate in every aspect of our business, from LTE network development to delivering the best multimedia content to our customers, which is based on our "3i" strategy and the following three key principles:

  •
  Integration:  a deeper integration of fixed and mobile voice and data services and a development of new customer touch points. We aim to provide our customers with integrated service packages that will address all of their communications needs, which will be achieved through tighter integration of fixed and wireless access. Continuous development of new networks and platform solutions will provide top quality telecommunications experience to our clients in both consumer and business market segments.

  •
  Internet:  bringing a connected smartphone world to our customers, driving data services on all markets and becoming the ultimate digital world operator. As our customers want seamless data experience in both fixed and mobile communications, we focus on offering the best of technology and services to our clients in order to bridge the gap between technology and the end-user and go beyond "smart pipe" by offering best-in-class content and applications.

  •
  Innovation:  we differentiate ourselves from our competitors by offering not just spate lines of products, services or technology but rather a unique and appealing combination of the three. Among other things, we offer our subscribers exclusive devices, outstanding service quality and the latest technology in various settings, at home, at work and on the move.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of mobile cellular communications services in Russia, Ukraine, Armenia and Turkmenistan. Prior to withdrawal of all operating licenses of Uzdunrobita on August 13, 2012, by the State Agency for Communications and Information of Uzbekistan, we also provided mobile cellular communications services on the entire territory of Uzbekistan. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

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

        As of December 31, 2012, we had bilateral roaming contracts with 743 wireless operators in 227 countries, including 12 regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. On April 19, 2011, we won a public tender held by the State Radio Frequencies Commission and obtained radio frequencies which allows us to provide GSM services in the Penza region, where we had not previously had a GSM license. We started the construction of a GSM network in the Penza region in 2012. As a result, we expanded our GSM network coverage throughout the entire territory of Russia.

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

Personal cabinet (Internet
helper)

•

LTE

•

Call Barring

•

SMS

•

Mobile Office

•

Voicemail

•

Mobile banking

•

Wireless Application Protocol
("WAP")

•

MTS-Connect

•

SIM-browser

•

Point-to-point transfer

•

Unstructured Supplementary Services Data ("USSD")

•

High-Speed Downlink Packet
Access ("HSDPA")

•

Mobile TV

•

Black List

•

Call Waiting

•

MMS

•

Melody Ring Tones

•

Missed Call Alert

•

Itemization of Monthly Bills

•

Information and Directory
Service

•

International Access Service

•

WEB and WAP portal

•

Real IP

•

Automatic Customer Care
System and Customer Care
System via the Internet

•

Ring Back Tone

•

Collect call

•

My subscriptions

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS and Internet Access

        We offer GPRS services, enabling our subscribers to access the Internet, WAP and MMS in all of the countries where we operate. We also provide international data transfer roaming to our subscribers, enabling them to use various GPRS/3G based services while traveling abroad.

        We also offer the MTS-Connect service, which allows our subscribers to get mobile Internet access through a GPRS/EDGE/3G/HSDPA/HSPA ("High Speed Packet Access") connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 217 countries where we have GPRS roaming.

        We signed an agreement with Research In Motion in September 2005 to offer BlackBerry services to our subscribers and were the first mobile operator to offer BlackBerry services in the CIS. Following our receipt of the required regulatory approvals, we began providing BlackBerry services to corporate users in Ukraine in October 2007 and to corporate users in Russia in June 2008. In addition to corporate users, we also provide BlackBerry services to individual subscribers in Ukraine and in Moscow and the Moscow region in Russia. In May 2009, we launched Blackberry Internet Service in Moscow and the Moscow region, and in October 2009, we launched commercial operations of BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS") in 39 regions of Russia, and expanded such services to 81 regions by the end of 2012.

3G Technology

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

        In May 2009, we, along with Vimpelcom and MegaFon, were allocated 3G/UMTS frequencies to begin testing our 3G network in Moscow and the Moscow region. Starting from May 2009, we were allowed to launch our 3G network inside buildings and other indoor structures in Moscow as well as in the Moscow metro. As of December 31, 2012, our 3G indoor network operates in 823 different properties throughout Russia, 638 of which operate in trade and business centers in Moscow.

        In December 2009, we obtained a permit to install 783 base stations in the UMTS standard in Moscow and commercially launched our 3G network in Moscow. Our 3G network uses 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies and complements our existing GSM network. By the end of 2012, we installed 27,064 3G base stations throughout Russia. In order to expand our coverage in the Moscow region's countryside, we launched a 3G network in the 900 MHz frequency band.

        In 2010, we began to implement an upgraded version of the HSPA technology known as HSPA+. This technology allows us to provide our subscribers with faster data transmission speeds. We have launched HSPA+ technology which supports up to 42 Mbit per second data transmission speed in more than 1100 UMTS sites in the largest Russian cities. We also provide our subscribers in major cities of Russia, Belarus and Armenia with faster data download and upload speeds with top download capacity up to 21 Mbit per second using HSPA technology.

        In 2011, we began to develop a 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. They allow for strong signal performance even in areas where MTS cellular coverage is limited or unavailable. A femtocell network also provides for high speed of data upload and download. In 2012, we installed 1093 femtocells in Russia and thus total number of femtocells installed in Russia reached 1270 by the end of 2012.

        In July 2006, MTS Ukraine was licensed to provide telecommunications services using CDMA 450 technology. CDMA 450 is a 3G telecommunication standard ratified by the International Telecommunication Union. We commenced commercial services using CDMA 450 technology in Ukraine in November 2007. In July 2012, we launched Rev B CDMA technology services in the Kiev region and currently offer high-speed mobile Internet access to our subscribers throughout Ukraine.

        In October 2007, K-Telecom, our subsidiary in Armenia was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2010, we further expanded our 3G network to cover all towns and villages with a population of more than 2,000 people, and, as a result, more than 91% of inhabited areas are covered with our 3G outdoor services. In 2011, K-Telecom started to provide telecommunications services based on HSPA+ technology in Yerevan, Guymri and Vanadzor. We plan to extend HSPA+ technology to all regions of the country. In 2012, we completed replacement of outdated 2G radio equipment with SingleRAN technology. We are currently implementing an all-IP concept by providing IP interfaces and transmission link for all base station sites, which is the basic approach for future LTE networks.

        In Turkmenistan, we currently provide services based on 3G technology in Ashgabat where we also provide HSPA+ services. In 2013, we plan to significantly expand our 3G network in Turkmenistan and launch 3G services in all inhabited areas of the country.

LTE Technology

        In July 2012, the Russian Ministry of Communications and Mass Media announced the results of a tender for national-wide LTE-FDD frequencies. MTS is among the four companies, including Rostelecom, MegaFon, and Vimpelcom which obtained LTE-FDD frequencies in 700, 800 and 2600 MHz bands.

        In August 2012 we launched LTE services in Kazan based on the MVNO business strategy. In September, 2012 we began offering LTE-based commercial services in Moscow region where we initially rolled out more than 800 LTE TDD enodeB's. By the end of 2012, we had 1485 enode B's in Moscow. In 2013, we plan to launch LTE-FDD network in 10 regions of Russia.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. In 2012 we began to provide LTE services in Gyumri and Vanadzor. We plan to further expand the LTE coverage in Armenia in 2013.

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

Strategic Partnership with Vodafone

        In October 2008, we announced a strategic agreement with Vodafone aimed at drawing on Vodafone's expertise in building and developing 3G networks and mobile broadband products, working with leading global equipment providers and deploying innovative client relationship management ("CRM") practices to enhance quality and further improve the efficiency of our operations. In addition, the agreement allows us exclusive access to a range of products, services and devices from Vodafone for our markets of operation in Russia, Ukraine, Turkmenistan and Armenia.

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

        In 2012, we concentrated our marketing initiatives on two key strategic areas, which will continue to be our focus in 2013. The goal of these marketing initiatives is to establish us as the best value operator with the most attractive data services provider in the Russian market.

        These key focuses are in line with growing global market trend from voice to data transition.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Turkmenistan and Armenia;

  •
  advertising information and promotion to inform our current and potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and about the attractive value proposition we provide in all our markets;

  •
  product and tariff related advertising and promotion for specific marketing campaigns, new tariff plans for various target audiences and pricing discounts and

  •
  image and product related advertising information and promotion to inform our current and potential customers of our market leading data products and services

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. We also advertise on-line to market and promote our products and services among the younger tech-savvy consumers. Our indirect advertising includes sponsorship of selected television programs, sport events, music shows and other popular events. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank OJSC ("MTS Bank"), to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. For example, in 2012, we developed a creative framework and visual style for MTS Bank which has been used by MTS Bank in all of its communications since March 2012. In addition, we focus our advertising and marketing efforts on emphasizing the affordability and variety of our tariff plans, the broad coverage of our network and the use and availability of national roaming.

        In 2012, we concentrated our efforts on strengthening our positioning as data services provider and operator. As a result the major part of our marketing activities in both products and services areas was closely connected with this strategic focus.

        To support our key directions we undertook the following initiatives in 2012:

  •
  Voice

    In 2012, we continued to actively support and develop the "Super MTS" tariff plan. This is our "flagship" tariff plan which is aimed at mass-market subscribers. Super MTS, developed from the Super Zero tariff plan in 2011, continued to be our main sales-driving offer for 2012. We enhanced our Super MTS tariff plan with additional features: bonus ("100 RUB for replenishment" campaign), local roaming ("Zero on net all over Russia" campaign") and free internet.

    In 2012 we also continued to support our Maxi tariff with the focus on off-net calls and internet aimed at higher income audience. The tariff included both off net voice and data advantages.

  •
  Data

    In 2012, we continued to actively develop and promote data services in line with our strategy. These development efforts included the promotion of the Super BIT add-on to our tariff plans, which offers an unlimited mobile internet throughout Russia, as well as our LTE campaign, BIT campaign on TV and several campaigns with our device partners, such as Nokia, Samsung and HTC. We also launched "LTE—Internet for the fastest," a special offer which included an MTS 4G LTE modem, a tariff plan and 15 days of free usage. BIT campaign included "After school," a sponsored TV project which started in November 2012 on Channel One and offered unique double-screen format and included product placement, interaction and contest for the viewers. To promote certain mobile devices we launched "Three months of free unlimited mobile internet with Nokia Lumia," "NFC services with Sony Xperia" and "MTS apps for Samsung Galaxy."

  •
  Business-to-business offers

    In 2012, we introduced several offers for small and medium-sized companies, including a new line of unlimited tariffs with three options depending on the particular client's business needs—L, XL and XXL for unlimited communication within the home region, in Russia and internationally, respectively. We also initiated a considerable TV campaign, both image and products oriented, aimed at business customers. We launched a set of programs on RBC TV about small and medium-sized companies which successfully used our products and services in different regions of Russia

  •
  Handsets sales offers

    During 2012, we continued to reinforce our image as a leading retailer of mobile devices, including MTS branded phones and phones of other vendors. We effectively supported the range of offered MTS branded phones. Throughout the year we launched joint advertising campaigns with Nokia, HTC and Samsung to promote offers of new smartphones. In line with our strategy, our efforts were focused on sales of smartphones and tablet devices.

  •
  Other products and services

    In 2012, we launched a new product—MTS TV, which was supported by two campaigns, Mobile TV and TV a-la-carte—digital TV, and by our joint promotional activities with MGTS. As part of this joint effort, we developed a comprehensive strategy for GPON and conducted market research to fine-tune MGTS' image. MTS and MGTS developed GPON in Moscow in terms of technical, product and advertising. We also launched a campaign called "I do not want to pay for Internet and I will not" to promote our broadband offerings, as well developed a GPON—focused training commercial for MGTS staff.

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

        On October 1, 2010, we announced the launch of a refreshed logo which we believe better emphasizes the ideas of innovation and dynamism reflected in our recently introduced new slogan "a step ahead." Our logo and brand style refresh are among the goals of our brand positioning. The refreshed logo retains the same egg shape, but transforms the former logo into a 3D image of a white egg against a red background, which gives the logo a more dynamic and modern look and perception. This new logo is aimed at graphically enhancing and modernizing the egg-shaped logo we have been using since 2006. In addition, we believe that the logo better symbolizes our dynamic and innovative approach to doing business and our stated mission of "creating the best client experience," and our slogan "a step ahead."

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

        In February 2012, MBRD a subsidiary of Sistema, announced a change of its name to MTS Bank OJSC, having agreed to use MTS brand owned by us as a basis for further development. During 2012, we took an active part in MTS Bank's re-branding, as well as in product and advertising development. Two campaigns, image-oriented and product-oriented, were implemented. The image campaign, "Many years we helped you to share your dreams, now we help you to fulfill them" was organized to inform consumers that we now offer not only telecommunications services, but also bank services through MTS Bank. The product-oriented campaign was organized to promote our MTS-Dengi banking card.

        A new retail format was developed for MTS Bank. It includes our corporate style and colors with a new corporate color, Turkish blue. The new format offers modern consumer-oriented approach. Particularly it influences the way the internal space of the bank offices is organized.

Global recognition

        In May 2012, MTS was ranked 85 in the BRANDZ™ Top 100 Most Powerful Brands, an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world in 2008 and we maintained our positions in 2009, 2010, 2011 and 2012.

Sales and Distribution

        We have historically enrolled a vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. However, according to press reports, the financial downturn and tightening of the credit markets resulted in virtually all of the large national and regional mobile handset retailers in Russia facing liquidity issues or being on the verge of bankruptcy. In addition, as of April 1, 2009, we ceased working with Euroset, the largest mobile handset retailer in Russia, following Vimpelcom's indirect acquisition of a 49.9% stake. As a result of these factors, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continued to drop in 2009. In the second half of 2010, we focused on improving our cooperation with certain of the large national and regional mobile handset retailers such as AltTelekom. We restored our cooperation and resumed working with Euroset in November 2010. We expect a significant reduction in sales through Euroset in 2013 due to the acquisition by MegaFon of a 50% stake in this retailer in December 2012. Currently, Euroset is equally owned by our major competitors, MegaFon and Vimpelcom. With the aim of maintaining our leading position on the mobile retail market, we entered into an agreement with Svyaznoy to increase our sales through its outlets. We also continued to develop our monobrand retail chain in 2012. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The reduction, consolidation or acquisition of independent dealers and our failure to further develop our distribution network may lead to a decrease in our subscriber growth rate, market share and revenues."

        In 2009, we changed the structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of several national and regional retail chains. Over the course of 2009, we acquired 100% of handset retailer

Telefon.Ru, which at the date of acquisition operated 512 stores in 180 cities in Russia; 100% of the Eldorado handset retail chain, which operated 383 stores in 153 cities in Russia; and 100% of handset retailer Telefon.Ru, which operated 180 stores in St. Petersburg and several other regions of Russia.

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

        In 2012, we continued to implement our strategy in retail operations by increasing the efficiency and optimizing the structure of our proprietary sales and distribution network. We expect to continue enhancing the efficiency and structure of this sales network, including through the optimization of points-of-sale locations, with the aim of maintaining our market position.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2011, our proprietary distribution network in Russia consisted of 4,146 points-of-sale, including 1,686 franchise points-of-sale and 2,460 points-of-sale owned by us.

        In 2012, we have been focusing on the further development of our proprietary network in Russia. As of December 31, 2012, we operated 4,462 points-of-sale, including 1,573 franchise points-of-sale and 2,889 points-of-sale owned by us.

        Our proprietary distribution network outside of Russia as of December 31, 2012, consisted of 41 points-of-sale in Ukraine 98 points-of-sale in Armenia and 7 points-of-sale in Turkmenistan.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 200 and RUB 2,800 ($7 and $92) per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and status of the specific dealer. We have different commission structures based on whether the subscriber is prepaid, postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for postpaid tariffs consist of one-time commissions of $5 and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period of 12 months. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 8 months, and is the lesser amount of 50% of the subscriber's monthly invoice and $10.6. We also pay monthly dealer commissions of $15 for high quality, long-term subscribers, as well as a lump sum amount of between $156 and $3,150 to exclusive dealers who sell exclusively MTS Ukraine products and services. For CDMA subscriptions, we typically pay dealers a one-time fee of $5 upon subscriber activation, as well as monthly payments up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2012, overall wireless penetration in Russia was approximately 161.3%, or approximately 230.5 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 201.0% and 205.6%, respectively, as of December 31, 2012, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 152.0% as of December 31, 2012, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2008	2009	2010	2011	2012
	(amounts in millions, except for percentages)
Subscribers(1)	187.8	207.9	219.2	227.6	230.5
Subscriber penetration	129%	143%	151%	157%	161%

Source:
AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 36.2% and 37.6% of subscribers in Moscow, 28.0% and 28.0% of subscribers in St. Petersburg and 30.7% and 30.9% of total Russian subscribers as of December 31, 2011 and 2012, respectively. We believe that the decrease in our market share in Russia, particularly in Moscow, is the result of our effort to restructure our subscriber base to reduce churn by focusing on loyal subscribers rather than infrequent users of our mobile services.

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2010, 2011 and 2012:

	As of December 31,
Operator	2010	2011	2012
	(amounts in millions)
MTS	71.4	70.0	71.2
MegaFon	56.6	61.6	62.6
Vimpelcom	52.0	57.2	56.1
Others	39.3	38.8	40.6

Source: AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. MegaFon group holds GSM 900/1800/UMTS (3G)/LTE licenses to operate in all 83 regions of the Russian Federation. According to AC&M-Consulting, MegaFon had a subscriber base of approximately 62.6 million subscribers in Russia as of December 31, 2012, including 9.9 million subscribers in the Moscow license area. At December 31, 2012, according to AC&M-Consulting, MegaFon had a 26.4% market share in Moscow, a 34.1% market share in St. Petersburg and a 27.1% market share of total wireless subscribers in Russia.

        Given the increasing demand for data services we monitor the development of Skartel LLC, which operates under the YOTA trade mark. Currently YOTA offers LTE Internet services in 22 cities of Russia. Skartel LLC is a wholly owned subsidiary of Garsdale Services Investment Limited which also holds 50% plus 1 share in MegaFon.

        Vimpelcom.    In addition to MegaFon, we also compete with Vimpelcom, which is the third largest GSM 900/1800/UMTS (3G)/LTE wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, it had a subscriber base of approximately 56.1 million in Russia at December 31, 2012, including 13.2 million subscribers in the Moscow license area. At December 31, 2012, according to AC&M-Consulting, Vimpelcom had a 35.2% market share in Moscow, a 19.6% market share in St. Petersburg and a 24.3% market share of total wireless subscribers in Russia.

        Other Operators.    In addition to our principal competitors, MegaFon and Vimpelcom, we also compete with local GSM operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 22.7 million subscribers as of December 31, 2012 according to AC&M-Consulting. Also, we compete with Rostelecom and its subsidiaries CenterTelecom, SibirTelecom, Dalsvyaz, Uralsvyazinform, Volga Telecom, North-West Telecom, Southern Telecommunications Company and Dagsvyazinform. According to AC&M-Consulting, Rostelecom had approximately 13.6 million customers as of December 31, 2012.

The Ukrainian wireless telecommunications market

        From 2003 to 2007, the Ukrainian wireless telecommunications market enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP (calling party pays) billing arrangements and the launch of the Beeline brand in Ukraine in April 2006 by Ukrainian RadioSystems ("URS"), a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS Ukraine and Kyivstar who share 81% of the market, with 36% and 45%, respectively, as of December 31, 2012, according to AC&M-Consulting. The competitive environment in Ukraine changed after Vimpelcom Ltd., a Bermuda holding company, completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd.

currently controls both Kyivstar and URS. Consequently, in October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management. During the third quarter of 2012, in response to the previous quarter's weak results, Kyivstar intensified its marketing activities by launching a market strategy which was significantly similar to ours, offering "zero" prices for in-net calls nation-wide with different price points on the specified regional levels. In turn, we promptly launched a winter campaign called "Zero without compulsory charges," as daily charges were viewed as the principal negative factor for Kyivstar customers.

        Astelit, another competitor operating in Ukraine, is continuing its campaign of downmarket pricing. In response to the increasing competitive operating environment, we continued to focus on developing and marketing our best customer experience and positioning ourselves as offering the optimum price/quality proposition. In addition, we continued to improve the quality of our subscriber base by enhancing customer realization rates and increasing usage levels to stimulate subscriber loyalty. As a result, in 2012 our annual MOU and ARPU increased by 3% and 1%, respectively, while APPM remained stable.

        Overall wireless penetration in Ukraine in 2012 increased to 126.1%, or approximately 57.7 million subscribers, as compared to 117.6%, or approximately 51.0 million subscribers, in 2011, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

	As of December 31,
Operator	2010		2011		2012
	(amounts in millions)
Kyivstar	24.4	(1)	24.8		26.0
MTS Ukraine	18.2	(2)	19.5	(2)	20.7	(2)
Astelit	6.1	(3)	7.0	(3)	8.0	(3)

(1)
In October 2010, Kyivstar and URS each announced that they started integrating their operating activities in Ukraine. The number of subscribers of Kyivstar for 2010 has been adjusted to reflect this integration.

(2)
Number indicates our GSM subscribers. As of December 31, 2012 and 2011 also includes our CDMA subscribers, which reached 0.3 million and 0.3 million, respectively.

(3)
Number of three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data and operators official financial and operational reports.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 26.0 million subscribers as of December 31, 2012. Kyivstar offers wireless services using GSM 900/1800 technologies under the "Kyivstar," "Djuice" and "Beeline" brands and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 standards under the "life:)" brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band, in November 2007. In 2010 we started to offer prepaid CDMA tariffs. Our CDMA business in Ukraine faces wide competition from other operators, including Intertelecom (including CDMA Ukraine), People.net, Utel (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators. In 2012, we launched Rev B CDMA technology services in the Kiev region.

The Armenian wireless telecommunications market

        As of December 31, 2012, overall wireless penetration in Armenia was approximately 118.0%, or approximately 3.79 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

	As of December 31,
Operator	2010	2011	2012
	(amounts in millions)
VivaCell-MTS	2.5	2.4	2.4
ArmenTel (Vimpelcom)	0.7	0.8	0.8
Orange (France Telecom)	0.6	0.6	0.6

Source: Subscriber information based on our estimates.

        As of December 31, 2012, VivaCell-MTS had approximately 2.41 million subscribers and a 64.0% market share, according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008.

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

	As of December 31,
	2010	2011	2012
Russia
Prepaid	81%	77%	74%
Contract and corporate	19%	23%	26%
Ukraine
Prepaid	92%	92%	91%
Other	8%	8%	9%

        We are seeking to migrate our customers from advance payment plans to credit payment plans in an effort to stimulate ARPU and reduce churn. We endeavor to mitigate the risk of bad debt through the implementation of credit scoring algorithms that assess and help manage the risk of potential bad debt.

        We currently have a unified system of tariff plans offered to subscribers throughout Russia. The unified system is aimed at achieving such benefits as clarity, simplicity and transparency for prospective subscribers by offering the same set of tariff categories throughout Russia. Under each tariff category, we offer different tariff plans with different connection fees, per minute call charges and a wide range of value-added services. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2012.

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

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into five categories—"Prepaid," "Maxi," "Unlimited," "Data" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer a family-oriented tariff plan, Super MTS, which allows family members to make up to 60 minutes of calls per day within the network for free (on condition that customers top up their account for a specified amount). The Super MTS tariff plan was launched instead of the Super Zero tariff plan in the fourth quarter of 2011 as part of our "zero territory" evolution (our development of tariff plans with at least one included free option). The Super MTS tariff plan varies depending on the region of the customer and it is a tariff plan which we believe will remain a competitive tariff plan over a long period of time. We also offer a tariff plan, "Red Energy," developed for different market segments, featuring flat price for calls within our network and calls to other networks. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. There are at least three prepaid plans available in each of the Russian regions where we operate. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Maxi:  "Maxi" is the re-designed family of integrated voice and data tariff plans for customers with active mobile data usage. MAXI has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of MAXI (MAXI Smart and MAXI Top) differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from $106.2 and those using a federal number pay from $69.8 per month. The Ultra tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, unlimited mobile Internet access and unlimited SMS messages within the network.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems and 3G-capable devices). For data users, our range of tariff plans is optimized by device type: smart phones and feature phones (small screen), tablets (mid screen) and laptop / table computers (big screen). For "small screen" users we offer the BIT add-on option family—MiniBIT, BIT, SuperBIT that are available on voice tariff plans. In 2012, we have launched a new tariff plan MTS Planshet (means "Tablet" in Russian) that addresses a growing "mid screen" market. For "big screen" users, either for USB-modem or embedded modems, we offer a set of options on

    MTS Connect tariff plan. We plan to continue the active development of mobile internet usage in 2013.

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

        Our tariffs vary from plan to plan. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2012, the per-minute tariff for local calls within the MTS network varied from zero per minute to $0.084 per minute. Different rates apply to local calls to other networks and vary from $0.018 per minute to $0.092 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from $0.066 per minute for calls to MTS subscribers within the CIS to $2.305 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

        We offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007 and 2008, we developed new regional and segmented tariff plans that focus on the differing needs of subscribers in the various market segments. Our tariff plans in Ukraine are oriented towards the following three main segments: (i) Business Postpaid, (ii) Private Postpaid and (iii) Private Prepaid. Private Prepaid tariffs are further divided into national mass-market tariffs, youth market tariffs, regional tariffs, and segmented tariffs.

  •
  Business Postpaid:  A set of postpaid corporate tariff plans targeting business segment subscribers, including tariffs with per second billing, as well as special low prices for calls to other mobile operators, no connection fees and free of charge unlimited calls within the MTS Ukraine network. Along with business tariffs for corporate customers, we have designed a special tariff plan for machine-to-machine customer segment based featuring a unique tariff which combines service packages for M2M-cards and personalized service and consulting. We offer corporate clients specially designed combined service packages with a wide range of telecommunications services included. We also offer cross bill discounts based on business customers' monthly usage, as well as provide special handset subsidies on the condition that the buyers remain our customers

  •
  Private Postpaid:  A set of postpaid tariff plans designed to approach mass-market subscribers, offering free of charge unlimited calls within the MTS network and no connection fees. The Private Postpaid tariffs are the main instrument for the postpaid base growth due to customers life time value development and migrations from Prepaid segment. We offer special postpaid tariffs which are available only to customers switching from Prepaid plans and other privileges for these migrating customers. The main advantages of Postpaid over Prepaid are include the customer's ability to obtain all services on credit, per second billing, more convenient roaming and customer service.

Private Prepaid:

  •
  MTS Prepaid Mass:  A set of special tariff plans designed to attract mass-market subscribers. The main national tariff plan "Super MTS Without Call Setup Fee and Recharges" offers a certain daily number of minutes and SMS, free of charge within the MTS Ukraine network, step-charging billing and higher rates for calls to other mobile operators than in Postpaid. There is also a daily fee in this tariff plan. Together with this tariff, we offer an extensive list of segmented services for medium and heavy users, such as calls in MTS network or other networks, Mobile Internet, SMS, MMS, International calls, Roaming for better customer development and higher customer loyalty.

  •
  MTS Prepaid Youth:  A special youth tariff platform designed to appeal to youth-market subscribers. Popular tariff plan "MAX Energy" offers a monthly set of free minutes and SMS in MTS Ukraine network and free GPRS megabytes without daily limits, without call setup fees. There is also a special daily fee associated with this tariff plan. The youth segment is characterized by large volumes of data traffic and the highest significant smartphone penetration rate among our customers.

  •
  MTS Prepaid Regional:  A set of low priced tariff plans tailored to particular regions and cities where MTS Ukraine currently have moderate or small market share. Our regional pricing strategy covers 26 regions of Ukraine grouped by level of MTS' market share and competitive environment in five clusters: strong, medium, strategic, growing and unattractive. Tariffs plans for each cluster can vary by the number of free minutes, prices for off-net services, daily fees and prices for additional services.

  •
  MTS Prepaid Segments:  A set of special tariff plans offered to certain low volume market segments such as Russian tourists spending summer months in Crimea or children in age between 7 and 12 years old. In particular, the tariff plan "Tourist MTS 2012" offers low rates for calls from Ukraine to Russia, tariff plan "Super MTS Team" allows children to make free of charge calls to their parents, while Internet and content services are prohibited on this tariff plan. We also engage in event marketing: for example, we launched a special tariff plan to target the EURO-2012 visitors with low international calling rates and predefined volumes of data services.

        As of December 31, 2012, the standard per minute tariff for calls in Ukraine varied from $0.03 per minute to $0.15 per minute. The standard per minute tariff for calls made within the MTS Ukraine network ranged from $0 per minute with limitations in minutes to $0.09 per minute. Higher rates, ranging from $0.02 per minute, applied to international calls to fixed lines of some countries in special service to $9.2 per minute in standard international tariffs for satellites. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to U.S. dollars using the official exchange rate of UAH7.993 per $1 as of December 31, 2012.

Customer Payments and Billing

        We enroll new subscribers in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2012, 79% of our consolidated subscriber base was enrolled in the advance payment program and 21% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2012, subscribers using the credit system of payment had credit limits of up to $3.3 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty level customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during the period from 2009 to 2010, we introduced the "in full confidence" service (instead of the "Credit" service), which allows our prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. As of December 31, 2012, subscribers using the "in full confidence" service had a maximum credit limit of $ 1,867. Customer service representatives can also set individual credit limits for subscribers. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        We completed implementation of the Foris billing system in Russia in 2008 and have already begun to experience increases in our overall efficiency and reductions in our expenses. We are planning to complete the transfer of our individual subscribers in Ukraine to the Foris billing system by September 2013. In Armenia, we use the "Eskadenia" billing system. The new billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our previous billing system could not support such a service.

        In Russia, we offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, prepaid cards and express payment cards.

        In Ukraine, our post-paid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our contract subscribers, who make an advance payment, are able to continue using our services once they reach a zero balance or until their accounts reach the credit limit specified in their service agreements. When the limit for such a subscriber is reached, we suspend our service until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's age, payment history and tariff plan. In Ukraine we provide services to our pre-paid customers for as long as the balance on their accounts remains above zero and/or the tariff plans allow to use free-of-charge services without having the positive balance on the account.

        In Ukraine we offer our subscribers various ways to pay for our services, including by cash or payment card in the assigned cash desks in our mono-brand shops, cash or card payment at the cash desk of the bank, through the recharge terminals, bank transfer from the current account (for legal entities), via internet and payment card of fixed nominal value.

Customer Service

        We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In each of the markets where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide services to our customers through various channels (i.e., telephony, e-mail and fax). Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. We regularly use automatic systems and independent analysis to monitor the contact centers' accessibility and customer satisfaction with the service level offered at such centers. To improve customer loyalty, reduce churn rate and promote our services, we conduct outbound calling campaigns using MTS staff, including the outbound contacts center and the customer relationship management laboratory, a system for managing our interaction with customers, clients and sales prospects.

        In 2009, we implemented the CRM system for our customer care processes in each of our primary macro-regions in Russia. We use the functionality of the CRM system to aid in the planning of our marketing activities.

        In 2012, we finished the process of integration of our fixed line business customer service and assistance into us. As a result of this integration, any fixed line customer in Russia can now receive advice and expert assistance in our contact center.

        In order to reduce operating expenses, the contact centers were relocated from regions where property ownership was expensive to other Russian regions where such costs are lower. To further increase operating efficiencies, we completed the consolidation of our contact centers into three key locations in Russia in 2011. We continuously work to improve customer satisfaction by providing our subscribers with convenient and functional self-service systems (e.g., Internet-Helper, interactive voice response ("IVR") and Mobile Helper). For instance, Internet-Helper is a service that, among other things, provides the customer with an opportunity to view information about his contract and personal information as well as manage certain account data. Similarly, Mobile Helper, among other things, allows a customer to receive information about his current balance, tariff plan details, as well as change service language and view bills for previous months. In 2012, we offered our customers the ability to pay for services using interactive voice menu IVR. As a result, the customers can now refill their accounts at any time using their bank cards and IVR.

        In 2010 and 2011, we also continued expanding our retail chain and began providing customer support in our retail stores. Currently, customer assistance is offered in over 3,000 monobrand retail stores in Russia. In order to support customer assistance in our monobrand outlets, in 2011 we established a special center for processing delayed customers' claims and requests from all over Russia. In 2012, we established a telephone hotline support for our monobrand retail stores. The staff at our shops can call the hotline and get advice regarding our services. With the creation of the center of claims processing and support hotline mono-brand stores we are able to provide our clients with a high level of service at our retail stores

        We also have back-office employees responsible for handling diverse customer inquiries and for helping reduce the impact of technical problems and incidents on our customers. In addition, we have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. We continued pursuing a personalized approach in customer care using the Siebel CRM system, which helps us manage all customer-facing operations. In 2012, we began to implement Sibel CRM in our retail network, as well as for fixed business customers. Further CRM system development will help us to assist all of our customers, including fixed line business customers, in a more personalized manner. The segmentation model we use in customer care allows us to differentiate the service levels for our customers. In 2013, we plan to actively develop the self-service for our customers and implement speech recognition in the IVR voice menu. Also in 2013, our customers will be able to order in IVR SMS messages containing background information about the services. We also plan to continue the integration of off-line functions of the MGTS, such as claims processing, queries, and the integration of billing center with our operations.

        In 2008, in Ukraine, we launched a web portal and started to provide free access at special terminals in our sales offices for contract customers. In 2009, 2010, 2011 and 2012 we further enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. In 2012, we made improvements to the IVRs menu to enhance its utility.

        In 2010, in Ukraine, we launched an online "self-service" for our pre-paid customers and significantly increased the number of its users in 2011. As part of online "self-service," we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers and started telephone outbound sales through the outsourced contact center.

        In 2012, we significantly increased retention and cross- and up- selling activities in our contact centers, including interactive presentations by agents, IVR system and launch of new paid services. We also completed the process of simplifying and unifying customers care functions through our call centers. In 2012, we made improvements to our self-care channels, launched a mobile version of the Internet Helper for smartphones. We have also started to provide support for our broadband subscribers, which we plan to further develop in 2013.

        In 2012, we restructured the customer services department in MTS Ukraine which allowed us to increase efficiency of the management of customer service business processes. We made the customer assistance process in Ukraine more personalized by anticipating customer needs. We maintain a history of subscribers' requests and personalize the IVR for each customer profile, which depends on individual ARPU, region and other parameters. Based on these parameters we calculate the customer lifetime value index ("CLVI"), which we use to classify our subscribers, so that we can provide our priority customers with a wider range of services.

        In 2013, we will continue to transform our call centers into effective channels for client relationship management. We plan to establish an operational CRM system and renew the technical platform for our contact center. In 2013, we plan to expand our self-care channels and launch mobile application for mobile phones.

Network

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our 2G network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network. In 2012, we completed the replacement of outdated 2G radio network equipment with SingleRAN technology in Moscow, the Moscow region, Far East and Armenia.

        Our 3G network is based on UMTS 2100, and our existing GSM infrastructure is actively used for our 3G rollout. We are combining our UMTS and GSM infrastructures in a unified network based on the Single RAN concept introduced by our vendors. In 2013, we will continue to develop UMTS 2100 networks in Russia, Belarus, Turkmenistan and Armenia in order to provide our subscribers with high-quality services. We provide HSPA+ services with download speeds of up to 21 Mbps in Russia and Armenia and DualCell services with download speeds of up to 42 Mbps in Moscow and Yerevan.

In 2011 we launched UMTS 900 in the Moscow region. In 2012, we began the re-farming of available GSM spectrum and launched UMTS 900 in the Far East (Khabarovsk region). We launched UMTS 900 because of the regulatory limitations on the use of UMTS 2100. The dual-band 2100/900 UMTS network gives us a significant advantage in the wireless broadband market in terms of coverage. Our GSM and UMTS networks are being developed towards IP interfaces in accordance with the ALL IP (full set) concept which is the basic concept for future LTE networks.

        We have been implementing the latest cutting-edge technologies such as LTE. We launched LTE FDD 2600 in Armenia in 2010. In 2012, we continued to develop our LTE network and covered additional cities in the Northern regions of Armenia and launched LTE TDD 2600 in Moscow. Commercial services based on LTE are available in the Moscow region from September 2012. Currently, we and Scartel are the only mobile operators with own LTE network in Moscow.

        In 2013, we plan to launch LTE-FDD network in 10 regions of Russia and continue to improve the LTE coverage in Armenia.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Motorola, Nokia Siemens Networks, Ericsson, Huawei, Alcatel-Lucent and other major network equipment manufacturers.

        In the Moscow license area, we have allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network. In 2011, we have allocated frequencies 2595-2620 MHz spanning 25 MHz for LTE TDD network deployment in Moscow and the Moscow region.

        In St. Petersburg and the Leningrad region, we have allocated frequencies spanning 2 × 9.6 MHz of spectrum in the GSM 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.2 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

        We have allocated frequencies 1950-1965 MHz, 2010-2015 MHz and 2140-2155 MHz in the UMTS core frequency bands spanning 2×15 MHz (for FDD mode) and 5 MHz (for TDD mode) for UMTS network deployment for the entire territory of the Russian Federation.

        We have allocated frequency bands 2540-2550 MHz and 2660-2670 MHz spanning 2 × 10 MHz and frequency bands 798. 5-806 MHz and 839.5-847 MHz spanning 2 × 7.5 MHz for LTE FDD network deployment for the entire territory of the Russian Federation.

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

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning software supplied by Aircom International and Mentum to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles and supports all necessary technologies, such as 2G, 3G and LTE. To use with these tools more effectively we purchase high quality 3D digital maps for more precise planning. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

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

        To provide high quality service to our subscribers in Russia, we launched a global network operation center ("GNOC") in Krasnodar in July 2012. The GNOC experts carry out the monitoring of network equipment in six macro-regions of Russia around the clock. We have two more operation and maintenance centers in Moscow and Voronezh. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Network Monitoring Equipment

        We have three network operation and maintenance centers: GNOC in Krasnodar and two local network operation centers in Moscow and Voronezh. We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

        The GNOC in Krasnodar allows us to centralize such functions as monitoring and controlling of equipment, network planning and optimization, and also helps to solve incidents related to service interruptions. The GNOC experts have the technical ability to monitor network problems and unusual situations online in six macro-regions of Russia. We expect that GNOC will strengthen our network's reliability and safety, as well as will create the necessary conditions to launch and implement new technologies and network standards.

        In Voronezh, the operation and maintenance center is realized in the form of outsourcing partnership with Nokia Siemens Networks and is used for network monitoring in macro-region "Center."

        The local network operation center in Moscow is used for network monitoring in macro-region "Moscow."

        Our networks in Ukraine, Turkmenistan, Armenia and Belarus are monitored by our local operation and maintenance centers in each country. In addition to monitoring of network performance, these centers are used to analyze network quality parameters and provide reports and recommendations to management.

        The handling of any significant network problems and outages is monitored and coordinated at our headquarters in Moscow, where we also manage the cross-functional coordination of our networks in all countries of operation.

Interconnect Arrangements and Telephone Numbering Capacity

        We operate various types of communications networks, including mobile cellular, DLD/ILD and local fixed line and zonal fixed line networks.

        Cellular operators must interconnect with fixed zonal, wireless, long distance and international telephone operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. Cellular and fixed line operators must also obtain telephone numbering capacity to allocate to their subscribers. There are two categories of telephone numbers: "federal" 11-digit numbers (non-geographical numbering plan for cellular operators) and "local" seven-digit numbers (geographical numbering plan for fixed-line operators which can also be used as additional numbering capacity for mobile operators). In Moscow, both "federal" and "local" numbers have been used in the 11-digit format since the beginning of 2011. We have entered into various agreements for the provision of local telephone numbering capacity with several local telecommunications operators in Moscow and in other regions of Russia and in Ukraine. We have also built our own local networks in certain cities within Russia (including Moscow) to provide local telephone numbering capacity to our subscribers. We are allocated federal telephone numbering capacity by the government and we provide interconnect services to other operators on the zonal level in all regions of Russia. Our fixed line zonal and local networks in Russia are interconnected with other operators. Zonal/local interconnect typically entails payment of a one-time connection fee per point of interconnect (E1) and a usage charge based on minutes of traffic. Operators with a substantial market position may also charge a guarantee monthly usage fee in case traffic is less than 30 kmin per E1.

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code was introduced in order to increase the Moscow numbering capacity, the "498" code was introduced to increase Moscow region numbering capacity.

        To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2012, we had numbering capacity (federal and local) for approximately 24.72 million subscribers in the Moscow license area.

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

        In Ukraine, mobile operators are allocated numbering capacity by the NCCIR (National Commission for the State Regulation of Communications and Informatization). We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line network. We plan to develop fixed line network in other administrative districts of Ukraine. For this purpose we plan to purchase additional numbering capacity of 3000 numbers in three more cities. However, we estimate that it would take between 1.5-2 years to obtain additional fixed line numbering capacity should we seek such increased capacity.

Handsets

        Nearly all of our handset sales consisted of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2010, 2011 and 2012, we provided net handset subsidies of $12.8 million, $8.6 million and $5.4 million, respectively, in Ukraine.

        In 2009, we substantially changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony Ericsson, Nokia, Motorola, Samsung, Siemens, Alcatel, Huawei and others to purchase handsets. We also offer an array of mobile telephone accessories.

        In August 2008, we signed an agreement with Apple Sales International, which was renamed to Apple Distribution International in May 2012 and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. The purchase agreement terminated on September 30, 2012. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If Apple Sales International lodges a claim against us as a result of our failure to fulfill our iPhone handset purchase commitment, this could have a material adverse effect on our financial condition and results of operations" and Note 29 to our audited consolidated financial statements.

        In line with our strategy to expand our proprietary distribution network, our handset sales increased by 25.6% in 2011 and by 4.5% in 2012. We expect moderate growth in our handset sales in 2013. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Revenues—Sales of Handsets and Accessories."

Fixed Line Operations

        On April 1, 2011, we completed our merger with Comstar, the leading supplier of integrated fixed line telecommunications solutions in Russia. In addition to our mobile operations, we are now active in both the alternative and traditional fixed line communications markets. We now offer alternative and traditional communications services in more than 160 cities across Russia, covering population of over 53 million people.

        Our alternative fixed line communications services include voice, data, Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. According to Direct INFO, as of December 31, 2012, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

        Our traditional fixed line communications services are provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 4.1 million households in Moscow, representing approximately 93% of the overall number of households in Moscow, according to Direct INFO. MGTS provides regulated and unregulated services, including:

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

Customers and Services Offered—Alternative Fixed Line Business

        We provide alternative fixed line communications services to corporate, operator and residential subscribers in more than 160 cities throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay-TV services to our subscribers. The interconnect tariffs we charge other telecommunications operators for in Moscow and certain other cities are regulated by the Russian government. We believe our alternative fixed line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our alternative fixed line business in the Moscow market and in the Russian regions as of and for the years ended December 31, 2011 and 2012.

Alternative fixed line business	December 31, 2011	December 31, 2012
Moscow market
Installed telephone lines (000s)	659	659
Residential
Number of subscribers (000s)(1)	620	523
ARPU (RUB)	554	468
ARPU (US$)	18.9	15.1
Corporate(2)
Number of subscribers (000s)	30	26
ARPU (RUB)	16,375	17,154
ARPU (US$)	557.9	552.6
Russian regions (excluding Moscow market)(3)
Residential
Number of subscribers (000s)(1)	4,380	4,268
ARPU (RUB)	178	172
ARPU (US$)	6.1	5.5
Corporate(2)
Number of subscribers (000s)	113	120
ARPU (RUB)	2,614	2,233
ARPU (US$)	89.0	72.0

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

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2012, we had approximately 51,000 voice and 64,500 Internet corporate subscribers.

        As further described below, we offer voice, data transmission and Internet and various value-added services to our corporate subscribers.

        Voice Services.    We provide a full range of alternative fixed line voice services to corporates in Moscow, the Moscow region and other select regions of Russia, which include local, zonal, and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain integrated services digital network ("ISDN") services. We charge our corporates a connection fee of RUB 1,000-RUB 11,800 ($32.9-$388.5) per number, as well as a monthly subscription fee of RUB 39-RUB 1,120 ($1.3-$36.9) per number, based on the quantity of numbers used by the corporate subscriber.

        Data Transmission and Internet Services.    We offer high quality data transmission services to corporates, which allow for data exchange between their various branches or offices located within Russia and internationally. For data transmission services, our network is capable of transferring data at speeds of up to 10 Gbps and utilizes various technologies, such as 10 GE, GE, ATM, TDM, VPN-MPLS, xDSL, LTE and Wi-Fi to provide high quality solutions at a relatively low cost. We endeavor to ensure the reliability of network connections by utilizing a full reservation approach to back up all elements of the network.

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 10 Gbps), (2) xDSL (up to 60 Mbps), (3) radio Ethernet (up to 27 Mbps), (4) Wi-Fi (up to 54 Mbps), and (5) LTE (up to 100 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

        We offer a broad range of Internet packages that vary in terms of data transfer speeds and pricing, with higher tariffs for faster uploading and downloading capabilities. Corporates with xDSL-based broadband Internet packages generally experience data transfer speeds between 1 Mbps and 60 Mbps. In addition, we offer a premium broadband Internet service over our NGN in which subscribers enjoy data transfer speeds between 61 Mbps and 10 Gbps. The NGN provides subscribers with the benefit of the same uploading and downloading data transfer speeds, whereas Internet subscribers using an xDSL connection upload at speeds that are much slower than the one at which they can download.

        We utilize MGTS' PDTN to provide high-speed reliable Internet services and create VPNs for our corporates.

        We charge our corporate subscribers a connection fee up to RUB 120,000 ($3,950.9) per digital channel, as well as a monthly subscription fee up to RUB 420,000 ($13,828.2) per channel, based on the maximum speed of the connection.

        Leased Channels.    We provide corporate clients with the ability to rent high speed data channels. These "leased channels" are dedicated lines of data transmission.

        Value-Added Services.    We provide corporates with several value-added services, including @utosekretar and integrated solutions. The @utosekretar service is based on our proprietary IN and is designed to help our corporates manage the reception and servicing of a large volume of incoming calls. The unique multi- channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

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

        Fixed mobile convergence.    Based on our fixed and mobile networks, we offer fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange ("PBX"). We also provide access to corporate IP-networks from a mobile phone via GPRS/EDGE/3G/4G.

Operators

        We are the largest mobile operator in Russia, according to AC&M-Consulting. We also operate fixed-line local and zonal networks in Moscow and other cities for provision of telephony services to fixed-line subscribers and additional local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

        According to Direct INFO, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2012. We now have approximately 105 local fixed networks in 56 regions of Russia, including Moscow, and 25 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity\international network is interconnected to more than 40 international operators. As of December 31, 2012, we had more than 815 interconnect agreements with national and international operators for interconnection of our fixed networks.

Residential subscribers

        We offer voice, Internet and pay-TV services to residential subscribers.

        Voice Services.    We provide voice services to residential and corporate subscribers. Like corporate subscribers, residential subscribers in each of the regions that we have presence in seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others. Residential voice services are primarily offered to high value residential subscribers in high-end housing by our alternative fixed line business. Local and domestic fixed voice service rates are regulated by the government in certain cities.

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2012, we had 10% market share in the Russian Federation together with Moscow where we had a 28.5% share, according to Direct INFO. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 150-RUB 1,500 ($4.9-$49.4) per month in Moscow and a subscription fee of RUB 100-RUB 2,500 ($3.3-$82.3) in other regions of Russia.

        Pay-TV.    We operate a TV service based on ADSL IP and GPON technologies in Moscow. In addition, we offer pay-TV services based on HFC (broadband network which combines optical fiber and coaxial cable), FTTB, DVB-C (digital television via cable connection) and MMDS (wireless cable) technologies in most of the regions in which we are present. Special auxiliary equipment allows pay-TV subscribers to access more than 150 channels of digital quality from a home television without satellite dishes or specialized antennas. International and Russian channels are included as part of the base services package. As of December 31, 2012, we had approximately 111.5 thousand pay-TV subscribers in Moscow and approximately 2.8 million subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 99-RUB 649 ($3.3-$21.4) per month in Moscow and a subscription fee of up to RUB 99-RUB 365 ($3.3-$12.0) in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 260-RUB 1,480 ($8.6-$48.7) per month in Moscow and RUB 299-RUB 2,350 ($9.8-$77.4) in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Customers and Services Offered—Traditional Fixed Line Business

        We provide traditional fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2012, MGTS had approximately 4.36 million active lines in service, a cable network of over 109,039 km, a fiber optic network of over 12,884 km and 2,960 payphones. Although MGTS' core backbone network is fully digital and is based on state-of-the-art SDH technology. In 2011, MGTS completed the digitalization of its network based on the special range of equipment MPN (Mediator Private Network). The total installed capacity of the telephone network reached 4.9 million numbers as of December 31, 2012.

        Residential subscribers accounted for approximately 81.8% of MGTS' total lines, corporates for 10.8% and public sector subscribers for 7.4%, as of December 31, 2012.

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, most of the services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services accounted for approximately 62% of service operating revenues of our traditional fixed line business in 2012 and 69% in 2011 and 2010. The percentage decline is connected with growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2012 as compared to 2011 and 2010. The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

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

        The following table presents certain operating data for our traditional fixed line business as of and for the years ended December 31, 2011 and 2012.

Traditional fixed line business	December 31, 2011	December 31, 2012
Installed telephone lines (000s)	5,100	4,944
Residential
Number of subscribers (000s)(1)	3,610	3,554
CPP traffic (millions of minutes)	1,832	1,562
ARPU (RUB)	371	382
ARPU (US$)	12.7	12,3
Corporate(2)
Number of subscribers (000s)	66	66
CPP traffic (millions of minutes)	883	788
ARPU (excl. revenue from points of interconnect) (RUB)	8,047	9,673
ARPU (excl. revenue from points of interconnect) (US$)	275	312

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

        In addition to basic voice services, MGTS also provides its residential and corporate subscribers with digital telecommunications services, Internet and VPN deployment services, rental of high-speed communication channels, intelligent voice and various other services.

        The following table illustrates MGTS' regulated tariff development in the period from March 1, 2009, to March 1, 2013:

MGTS Regulated Tariffs	March 1, 2009	February 1, 2010	January 1, 2011	March 1, 2012	March 1, 2013
Residential(1)
Line rental
RUB per month	135	155	175	190	205
USD per month	3.78	5.09	5.87	6.55	6.72
Per minute tariff plan—local connection fee
RUB per minute	0.30	0.36	0.40	0.44	0.48
USD per minute	0.01	0.01	0.01	0.02	0.02
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	245	250	260	266	276
USD per month	6.86	8.22	8.72	9.16	9.05
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	120	140	152	172	184
USD per month	3.36	4.6	5.1	5.93	6.03
Combined tariff plan—fee for each additional minute
RUB per minute	0.28	0.34	0.38	0.42	0.46
USD per minute	0.01	0.01	0.01	0.01	0.02
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	160	175	195	205	220
USD per month	4.48	5.75	6.54	7.06	7.21
Per minute tariff plan—local connection fee
RUB per minute	0.30	0.36	0.40	0.44	0.48
USD per minute	0.01	0.01	0.01	0.02	0.02
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	342	350	365	375	385
USD per month	9.57	11.5	12.25	12.92	12.62
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	120	140	152	172	184
USD per month	3.36	4.6	5	5.93	6.03
Combined tariff plan—fee for each additional minute
RUB per minute	0.28	0.34	0.38	0.42	0.46
USD per minute	0.01	0.01	0.01	0.01	0.02
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	145	160	180	200	215
USD per month	4.06	5.26	6.04	6.89	7.05
Per minute tariff plan—local connection fee
RUB per minute	0.3	0.36	0.40	0.44	0.48
USD per minute	0.01	0.01	0.01	0.02	0.02
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	331	350	365	375	385
USD per month	9.27	11.5	12.25	12.92	12.62

MGTS Regulated Tariffs	March 1, 2009	February 1, 2010	January 1, 2011	March 1, 2012	March 1, 2013
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	120	140	152	172	184
USD per month	3.36	4.6	5.1	5.93	6.03
Combined tariff plan—fee for each additional minute
RUB per minute	0.28	0.34	0.38	0.42	0.46
USD per minute	0.01	0.01	0.01	0.01	0.02

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007, until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, until March 1, 2013, this plan included 400 minutes per month.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire existing companies, we have to use both brands in advertising—MTS and the one popular in a certain area. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the local brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Traditional fixed line business

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In 2012 MGTS continued realization of its long-term modernization program on GPON, therefore, the biggest part of advertising budget was spent on convergent products promotion like Double and Triple Play with the use of GPON technology. GPON allows us to provide higher quality services than our competitors. By the end of 2012, more than 166,000 subscribers were transferred to GPON.

        In 2013, we are going to continue the development of GPON technology and increase the number of our subscribers using it five times by the end of the year.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets. Our primary competitors include:

  •
  Vimpelcom, which is also one of our primary competitors in the Russian mobile communications market, offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan using intercity fiber optic and satellite-based networks. We compete with Vimpelcom in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, Rostov, Nizhny Novgorod, St. Petersburg, Ekaterinburg and Krasnodar.

  •
  Rostelecom, Russia's largest national fixed line telecommunications operator with presence in all Russian regions. We compete with Rostelecom in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia (including the Moscow region). We also compete with Rostelecom in the mobile telecommunications market.

  •
  Akado Group (formerly Renova Media), a leading provider of pay-TV, broadband Internet and digital telephony in Moscow. We compete with the Akado Group primarily in the residential fixed line telecommunications markets in Moscow and Ekaterinburg.

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators (including both alternative and incumbent operators) in Moscow as of December 31, 2012:

MTS	9%
MGTS	11%
Vimpelcom	21%
Synterra	5%
TransTeleCom (TTK)	5%
Orange	3%
Akado	9%
Rostelecom (incl. RTCOMM)	11%
Other	26%

Total	100%

Source: Direct INFO

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for voice services in Russia as of December 31, 2012:

Company	Russia
MTS	12%
Rostelecom	75%
Other	13%

Total	100%

Source: Direct INFO

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2012, it provided local voice telephony services for approximately 96% of all residential subscribers in Moscow, according to Direct INFO.

        In the alternative voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2012, computer penetration of households was 68% in Russia, with 94% of these households having Internet access. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2012:

Company	Russia
MTS	10%
Akado	4%
Vimpelcom	11%
Er-Telecom	11%
Rostelecom (including OJSC «National Cable Networks»)	39%
Other	25%

Total	100%

Source: Direct INFO

Pay-TV

        According to Direct INFO, as of December 31, 2012, TV penetration was 76% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2012:

Company	Russia
MTS	10%
Akado	4%
Rostelecom	21%
Tricolor TV	30%
Vimpelcom	1%
Er-Telecom	8%
Other	26%

Total	100%

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

Network Infrastructure

Long-haul backbone network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 70,000 km, which also allows us to operate an optical transport network using dense wavelength division multeplexing technology.

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

Moscow and Moscow Region

        The Moscow telephone network consists of 23 switching nodes (10 TDM switches and 13 soft switches) with total capacity of over 1,000,000 subscribers.

        The Moscow region telephone network consists of 13 soft switches with total capacity of around 100,000 subscribers.

        All of our PSTN switching centers are connected to a digital transport network, which uses SDH technology and covers the entire territory of Moscow and most of the Moscow region. The network ensures the functioning of our digital ATSs and their connectivity with analog and digital equipment of PSTNs of other operators. The digital transport network includes a trunk core STM-64, with connected half-rings STM-16 and STM-4. Multiplexers of access level are connected to trunk nodes by means of fiber-optic lines that organize streams STM-4 and STM-1. There are 1,000 multiplexers. The management of the transport network and digital ATSs is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, we have our own IP MPLS network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

        As of December 31, 2012, our wireless broadband network in Moscow and the Moscow region included 60 base stations in the 5 GHz frequency band. As of December 31, 2012, our radio-relay communication lines included 25 links and 115 Internet hot-spots using Wi-Fi technology.

Russian Regions

        As of December 31, 2012, outside of Moscow and the Moscow region, we provide cable Internet access to 7.0 million households and cable TV access to 8.0 million households. Among the access equipment used are Ethernet switches, IP DSLAM and PON. We mainly use FTTB technology for internet access, which can provide speeds up to 1 Gb/sec. In 2011, we started to roll-out DVB-C technology for cable TV service.

        The addition of Comstar allowed us to use MTS fiber optic lines for fixed network development. Optic network constriction in cities are carried out to satisfy fixed and mobile business needs. Also, as we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of 'collocation' method.

Traditional fixed line business

PSTN

        Our traditional fixed line communications network has an installed capacity of more than 5.0 million numbers, of which 1.9 million is digital exchange TDM capacity, 0.76 million is NGN exchange capacity and 2.2 million subscribers were connected to the IMS (IP Multimedia Subsystem) core. TDM portion of the network is based on the SDH transport, new one (NGN and IMS) use transport level of the PDTN build on IP/MPLS technology. The total spread of the fiber-optic network is more than 8,648 km.

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

        Network management is carried out in two control centers: one active control center and one stand-by control center. These centers contain an ORION system to monitor and control the fiber-optic network and SyncView Manager 3.1.1 to monitor and control timing sources. Subscribers are connected directly on the level of host switches and remote units. The network currently operates 26 TDM hosts, 6 SG exchanges based on NGN and 2 geographical spare IMS core (NSN, Huawei technologies and STS), 24 TG—product Huawei technologies and STS, and 10 AXE-10 tandem nodes (Ericsson) with total capacity of 1.0 million ports. TDM hosts are interconnected to each other by mesh topology via transit nodes with the analog network. We use the following types of host switches: EWSD (Siemens), 5ESS (Lucent Technologies) and MEDIO (STROM Telecom), ZTE. About 200 operators and more than 450 corporate clients have connection to MGTS network.

        In addition, to provide instant dial services (e.g., emergency and information calls), we operate two nodes based on MEDIO IN equipment. More than 15 operators have a point of presence in IMS core, and 34 corporate clients are connected to SG Huawei Technologies.

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

        The second or termination level of the PDTN is based on Redback SE routers designed to direct traffic to the nearest transport node and to terminate subscribers. Topologically, the termination level comprises several Redback SE routers connected to the transport level routers by 10GE interfaces. All the routers of the transport level and termination level function in one IP/MPLS network with automatic re-routing.

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

Principal suppliers

        Our principal suppliers are Ericsson, Sitronics Telecom Solutions, Huawei and Nokia Siemens Networks for switching equipment; ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV (Ericsson) and Irdeto for broadcasting equipment. All of our equipment is supplied through authorized dealers.

Seasonality

        Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in the summer from urban areas to more rural areas where fixed line penetration is relatively low, as well as an increase in roaming revenues and guest roaming revenues during these quarters. Quarterly trends can also be influenced by a number of factors, including new marketing campaigns and promotions, and may not be consistent from year to year

Regulation of Telecommunications in the Russian Federation and Ukraine

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

        The Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

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

  •
  annulment of a frequency allocation if it results in the inability to render communications services;

  •
  failure in a timely requirements of the licensing authority, which commits to eliminate detected violations, including provisions that had been granted under reprimand to suspend the license.

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 2,600 (equivalent to $86 as of December 31, 2012) for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

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

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated

October 24, 2005, authorized the Federal Tariff Service to set the following tariffs for the natural monopolies in the communications market, including:

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

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000. In addition, Comstar-Regions, a former subsidiary of Comstar, was added to the Register of Natural Monopolies in 2009. As a result, MGTS and Comstar-Regions are subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

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

        The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than

25% of traffic. Comstar-UTS and MGTS were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. Following the completion of our merger with Comstar-UTS on April 1, 2011, we were (until in January, 2013, Comstar-UTS was excluded from the register) and MGTS is subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

  •
  MGTS must develop interconnect rules and procedures in accordance with the requirements set forth by the federal government;

  •
  MGTS must ensure that interconnect agreements with operators who intend to interconnect to our networks are entered on the same terms and conditions as the agreements between MGTS, us and our affiliates; MGTS also cannot refuse to provide interconnect or discriminate against one operator over another; and

  •
  the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media may monitor MGTS' interconnect terms and procedures and issue mandatory orders to the companies where non-compliance with the law is found.

        The Federal Law on Communications and implementation rules adopted by Government Decrees No. 161 dated March 28, 2005, and No. 627 dated October 19, 2005, also provides for government regulation of interconnect tariffs established by operators occupying a substantial position. In addition, such operators, including MGTS, are required to develop standard interconnect contracts and publish them as a public offer for all operators who intend to use such interconnect services.

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

Regulation in Ukraine

Regulatory Authorities

        Administration of State Service on Special Communications and Information Protection of Ukraine. This body is responsible mainly for establishing and overseeing technical policies and standards in the sphere of telecommunications. Previously these functions were carried out by the State Communications Administration.

        The NCCIR—National Commission for the State Regulation of Communications and Informatization.    The functions of the NCCIR were formerly carried out by the NCRC. Established by a Decree of the

President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of telecommunications on January 1, 2005 pursuant to the Telecommunications Law described below. It consisted of seven members and a chairperson. The NCRC commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law.

        The NCRC has been responsible for issuing licenses for telecommunications services and use of radio frequencies commencing January 1, 2005, as well as various other responsibilities of the SCA from that date. According to the amendments to the Telecommunications Law introduced in July 2011, the NCRC was replaced in August 2011 with the NCCIR, which now consists of six members and a chairperson. The NCCIR is currently responsible for issuing licenses for telecommunications services and use of radio frequencies, and other functions of former NCRC.

        The State Center for Radio Frequencies of Ukraine (the "SCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The SCRF also monitored use of the frequencies and continued monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile telephones.

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

        The AMC—Antimonopoly Committee—is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

Legislation

        The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, (the "Telecommunications Law"), and the Radio Frequencies Law dated June 1, 2000, (the "Radio Frequencies Law").

        The Telecommunications Law provides for, among other bearings, equal rights for private entrepreneurs and legal entities to offer telecommunications services, fair competition and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications networks. The licensing of telecommunications services, the requirements for equipment certification and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators and users of telecommunications services and radio frequencies.

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

        The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, between January 1, 2005, and July 5, 2011, had been responsible for many of the functions formerly handled by the SCA. In August 2011, the NCRC was replaced with the NCCIR, which is authorized, inter alia, to issue regulations for telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCCIR is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnect of telecommunications networks.

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

        Starting from July 5, 2011, the leasing of electric communications channels no longer requires licensing.

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

        In October 2010, the NCRC proposed an updated plan that stipulates carrying out the conversion within eight months of November 2010 and at a cost of UAH 841 million in one stage by means of releasing a whole range of 100 MHz frequency. In March 2011, the NCRC developed a draft regulation (which has yet to be approved by the Ukrainian government) for the compensation of costs incurred by various governmental agencies (including the Ministry of Defense) that currently hold frequencies to be converted. In 2012, the NCCIR was planning to determine the specific requirements of a public tender for the sale of frequencies for the development of 3G networks. The tender was not held in 2012 and is currently on hold. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms, or at all, may negatively affect our competitive position in Ukraine."

        Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than 5 years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCCIR at least four months prior to the expiration of the license term. NCCIR officials have broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCCIR must grant licenses on a first come-first served basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCCIR may adopt a decision to limit the number of licenses. In this event, the law requires that such decision is made public along with the rationale and that the licenses be allocated through a tender.

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

        Telecommunications operators' activities are subject to strict regulations, especially regarding electromagnetic compatibility; construction and technical maintenance of a telecommunications network must be carried out in accordance with specific regulations applicable in Ukraine. Telecommunications operators must submit periodic reports to the NCCIR on the amount and quality of services provided under the telecommunications license. We believe that we are in material compliance with the applicable laws and regulations related to our Ukrainian licenses.

        Some licenses also provide that services for persons entitled to certain social benefits must be provided at or below certain minimum thresholds established by Ukrainian legislation in effect at that time.

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

        Decisions of the NCCIR on termination of licenses may be appealed to a court.

Equipment Certification

        The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, must be certified. The Administration of State Service on Special Communications and Information Protection of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine. Companies that are assigned by the special authority and agreed by the NCCIR issue equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

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

        According to AC&M-Consulting, MTS Ukraine had a 35.6% market share of the wireless communications market in Ukraine as of December 31, 2012.

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

  •
  comply with the cost determination factors set by the NCCIR for access to the operator's own network; and

  •
  not discriminate other players in the telecommunications market.

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

        In November 2005, the AMC recommended that MTS Ukraine and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, MTS Ukraine responded by notifying the AMC that it had partially abolished the connection fees it charged to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. The AMC has not taken any further actions relating to this matter. Over the course of 2007-2009, the AMC conducted an investigation of the telecommunications interconnect market among mobile operators in Ukraine and issued a finding in May 2009 that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position in relation to the market for interconnecting to each of their own respective mobile networks. MTS Ukraine appealed this decision in June 2009, and the AMC suspended the decision pending resolution of the appeal. In June 2010, the AMC confirmed its earlier decision and eight mobile operators, including MTS Ukraine and its closest competitors, were determined as having a dominant position on the market for interconnecting to their own mobile networks. As a result, the interconnect fees charged by these operators, including MTS Ukraine, for termination of calls on their networks are currently regulated by the NCCIR. In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to have a dominant position. Thus, MTS Ukraine was obligated to charge interconnect rates established by the NCRC, which were UAH 0.35-0.40 per minute excluding VAT (approximately $0.04 - $0.05 as of December 31, 2012). See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations."

        In December 2010, the Telecommunications Law was amended to introduce the term "significant market power operator." An operator qualifies as a significant market power operator ("SMP operator") if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. An operator can be classified as a significant market power operator on either the fixed telecommunications market, the mobile telecommunications market, or on both. Such an amendment could allow the NCCIR to recognize certain operators, including us, as operators with significant market power (rather than operators with dominant positions) and to regulate consequently their fees for traffic transfer services (rather than interconnect fees for termination of calls on the operators' networks).

        In July 2010, the term "significant market power operator" was changed by the amendment to the Telecommunications Law which came into effect on January 1, 2013. From this date, the significant market power operator will be qualified in the market which is defined by NCCIR.

        On October 20, 2011, the NCCIR issued a decision, which recognizes all mobile operators, including MTS Ukraine, as SMP operators on the market of call termination on their own networks.

        On December 1, 2011, the NCCIR approved an interconnect rate of UAH 0.36 per minute excluding VAT (approximately $0.04 as of December 31, 2012) which came into effect on January 1, 2012, for all SMP operators on the market of call termination on their own networks.

        The Telecommunications Law also extends the power of the NCCIR to receive financial and economic data from telecommunications operators. Such information allows the NCCIR to analyze the Ukrainian telecommunications services market in order to determine which operators (if any) have a dominant position and which ones (if any) are significant market power operators for purposes of regulating fees such operators can charge for interconnect and traffic transfer services. In addition, the financial and economic data permits the NCCIR to better regulate the interaction of operators with regard to traffic transfer services and to assist without court dispute settlement. New amendments to the Telecommunications Law also set forth the methodology for fee determination that can be charged for traffic transfer services based largely on a calculation that includes an operator's base cost plus profit level of certain services. Furthermore, in order to prevent "dumping" fees, operators that do not have a dominant position nor significant market power are prohibited under the Telecommunications Law from charging fees less than those charged by the regulated entities, but can certainly charge more would they choose.

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

        On December 30, 2011, the AMC commenced an investigation of the telecommunications services market for the purpose of determining dominant market force abuse by MTS Ukraine in relation to international roaming services. During the investigation, MTS Ukraine has been continuously providing the AMC with documents and information officially requested by the AMC. A similar investigation was commenced in relation to our main competitor in Ukraine, Kyivstar. In the event that the AMC finds any operator in abuse of its dominant market force in relation to international roaming services, it could fine such an operator for up to 10% of its revenue for the previous year, calculated in accordance with local accounting principals.

        On December 19, 2012, the AMC issued obligatory recommendation regarding international roaming services investigation against it described above. According to this recommendation, MTS Ukraine is obligated to decrease its tariffs on international roaming services to significant competition level. In January 2013, MTS Ukraine provided the AMC with the required information, necessary for fulfill this recommendation.

        On September 27, 2012, the AMC commenced an investigation of the telecommunications services market for the purpose of determining dominant market force abuse of MTS Ukraine in relation to national mobile communications services. During the investigation, MTS Ukraine has been continuously providing the AMC with documents and information officially requested by the AMC. A similar investigation was commenced in relation to our main competitor in Ukraine, Kyivstar. In the event that the AMC finds any operator in abuse of its dominant market force in relation to international roaming services, it could fine such an operator for up to 10% of its revenue for the previous year, calculated in accordance with NR(S)AU.

        On December 19, 2012, the AMC issued obligatory recommendation regarding national mobile communications investigation against it described above. According to this recommendation, MTS Ukraine is obliged to decrease its national tariffs on mobile communications services to significant competition level. On December 20, 2012, MTS Ukraine provided the AMC with comprehensive response, giving information on the measures we intend to take to fulfill this recommendation. The cases on international roaming services and national mobile communications services have been closed, with MTS Ukraine receiving the relevant notices from the AMC on February 8, 2013 and February 11, 2013, respectively

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of AMC of Ukraine investigations in respect of international roaming services and national mobile communications services.

Tariffs

        Telecommunications tariffs are regulated by the NCCIR for:

  •
  "public telecommunication" services; and

  •
  provision of electric communications channels by operators with a dominant position on the market.

        The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

        In February 2006, the NCRC established maximum tariffs for the provision of electric communications channels by operators having a dominant position on the market and, in April 2009, it established maximum tariffs for fixed line public telecommunications services.

        Although there are no additional regulations limiting the rates at which tariffs may be set for wireless telecommunications services, in case if Antimonopoly Committee believes competition laws are violated, it can believe that tariffs are unfair and injurious to market competition. In such cases, the AMC may, inter alia, request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff scheme, and impose fines on the company for an infringement.

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

        In October 2011, the NCCIR defined all of operators, that have operated in the Ukrainian market in the period from 2009 through 2010 as having significant market power (SMP-operators) for termination traffic on their fixed and mobile networks (433 fixed and 8 mobile operators). Effective 1 January 2012, the NCCIR regulates the interconnection rates for all SMP fixed and mobile operators, including MTS Ukraine. The interconnection rates charged by long-distance operators are set up equal to rates charged by mobile operators.

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market. The last analysis was carried out in October 2011. As a result of this analysis, no operator that entered the market after October 2011 was determined by the NCCIR to possess significant market power.

Licenses

Mobile Operations

        The following table shows, as of March 1, 2013, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Moscow Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Leningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Arkhangelsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Astrakhan Region	MTS OJSC	December 11, 2013	MTS OJSC	October 18, 2016
Bashkortostan Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Belgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Bryansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Chechen Republic	—	—	MTS OJSC	April 28, 2016
Dagestan Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kalmykia Republic	MTS OJSC	January 25, 2016	MTS OJSC	December 30, 2013
Kaluga Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kirov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Komi Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Kostroma Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnodar Region	MTS OJSC	May 30, 2017	MTS OJSC	May 30, 2017
Kursk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Lipetsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Mari-El Republic	MTS OJSC	January 15, 2017	MTS OJSC	January 15, 2017
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Nizhny Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novgorod Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orel Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Orenburg Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Penza Region	MTS OJSC	May 6, 2021	—	—
Perm Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Pskov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Rostov Region	MTS OJSC	July 1, 2015	MTS OJSC	July 1, 2015
Ryazan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Samara Region	MTS OJSC	December 30, 2017	MTS OJSC	December 30, 2017
Saratov Region	MTS OJSC	July 11, 2017	MTS OJSC	July 11, 2017
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2016	MTS OJSC	September 1, 2016
Smolensk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Stavropol Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tatarstan Republic	MTS OJSC	June 26, 2017	MTS OJSC	June 26, 2017
Tula Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tver Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Udmurt Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ulyanovsk Region	MTS OJSC	May 6, 2021	MTS OJSC	December 30, 2013
Vladimir Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Volgograd Region	—	—	MTS OJSC	October 4, 2016
Vologda Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Voronezh Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Yaroslavl Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Asian Russia
Altaisk Region	MTS OJSC	September 8, 2015	MTS OJSC	September 8, 2015
Altai Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2013
Amur Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Buryatiya Republic	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chelyabinsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Zabaykalsky Region	Sibintertelecom CJSC	June 5, 2014	Sibintertelecom CJSC	June 5, 2014
Zabaykalsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Chukotsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Jewish Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Irkutsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kamchatka Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Kemerovo Region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Khakassiya Republic	MTS OJSC	September 13, 2016	MTS OJSC	September 13, 2016
Khanty Mansiysk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Krasnoyarsk Region	MTS OJSC	May 7, 2013	MTS OJSC	May 7, 2013
Kurgan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Magadan Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Novosibirsk Region	MTS OJSC	February 21, 2017	MTS OJSC	February 21, 2017
Omsk Region	MTS OJSC	December 20, 2016	MTS OJSC	December 20, 2016
Primorsky Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Sakhalin Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Sverdlovsk Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tomsk Region	MTS OJSC	June 5, 2013	MTS OJSC	June 5, 2013
Tyumen Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Tyva Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2013
Yamalo-Nenetsk Autonomous Region	MTS OJSC	April 28, 2013	MTS OJSC	April 28, 2013
Ukraine
Ukraine	MTS Ukraine PrJSC	December 3, 2013	MTS Ukraine PrJSC	December 3, 2013
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Turkmenistan
Turkmenistan	BCTI	July 27, 2015	BCTI	July 27, 2015
Belarus
Belarus	Mobile Telesystems LLC	April 30, 2022	Mobile Telesystems LLC	April 30, 2022

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Khabarovsk Territory	MTS OJSC	April 28, 2013
Moscow, Moscow Region	MTS OJSC	April 28, 2013
Turkmenistan	MTS-Turkmenistan	July 27, 2015
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PrJSC	September 27, 2021

LTE

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	July 25, 2022
Moscow, Moscow Region	MTS OJSC	December 29, 2016
Armenia	K-Telecom CJSC	November 4, 2019

Mobile Virtual Network

License Region	Licensee	Expiry date
Tatarstan Republic	MTS OJSC	May 16, 2017
Moscow region, Moscow	MTS OJSC	April 16, 2017

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Turkmenistan and Uzbekistan, see Note 4 and Note 5 to our audited consolidated financial statements). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Operations

        The following table shows, as of March1, 2013, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MGTS	Moscow	No. 30000	December 11, 2013
MGTS	Moscow	No. 73888	July 28, 2015
MTS OJSC	Moscow	No. 94370	March 30, 2017
MTS OJSC	Russian Federation	No. 104893	February 16, 2020
MTS OJSC	Moscow Region	No. 94371	March 30, 2017
MTS OJSC	Moscow	No. 87181	February 16, 2016
MTS OJSC	Moscow Region	No. 87182	November 21, 2015
MTS OJSC	Rostov Region	No. 61088	August 1, 2013
MTS OJSC	Severnaya Osetia-Alania Republic	No. 61089	August 1, 2013
MTS OJSC	Krasnodar Region	No. 61090	August 1, 2013
MTS OJSC	Bashkortostan Republic	No. 77972	November 21, 2015
MTS OJSC	Astrakhan Region	No. 65672	January 19, 2014
MTS OJSC	Kemerovo Region	No. 65673	January 19, 2014
MTS OJSC	Arkhangelsk Region	No. 65677	January 19, 2014
MTS OJSC	Vologda Region	No. 65678	January 19, 2014
MTS OJSC	Kaliningrad Region	No. 65679	January 19, 2014
MTS OJSC	Karelia Republic	No. 65680	January 19, 2014
MTS OJSC	Murmansk Region	No. 65681	January 19, 2014
MTS OJSC	Novgorod Region	No. 65682	January 19, 2014
MTS OJSC	St. Petersburg	No. 65684	January 19, 2014
MTS OJSC	Komi Republic	No. 65685	January 19, 2014
MTS OJSC	Volgograd Region	No. 66352	March 4, 2014
MTS OJSC	Omsk Region	No. 90203	October 4, 2016
MTS OJSC	Khakassiya Republic	No. 75296	May 6, 2015
MTS OJSC	Tomsk Region	No. 104900	February 27, 2018
MTS OJSC	Altai Region	No. 104899	February 27, 2018
MTS OJSC	Krasnoyarsk Region	No. 104895	February 27, 2018
MTS OJSC	Novosibirsk Region	No. 104898	February 27, 2018
MTS OJSC	Khakassiya Republic	No. 88183	June 6, 2016
MTS OJSC	Kaluga Region	No. 87186	July 3, 2015
MTS OJSC	Tyumen Region	No. 100908	August 31, 2017
MTS OJSC	Volgograd Region	No. 90196	November 17, 2016
MTS OJSC	Irkutsk Region	No. 90208	October 24, 2016
MTS OJSC	Sakhalin Region	No. 90197	October 24, 2016
MTS OJSC	Primorsky Region	No. 90198	October 24, 2016
MTS OJSC	Bashkortostan Republic	No. 77981	September 8, 2015
MTS OJSC	Bashkortostan Republic	No. 92587	March 5, 2017
MTS OJSC	Kemerovo Region	No. 64842	December 26, 2013
MTS OJSC	Omsk Region	No. 90201	October 4, 2016
MTS OJSC	Udmurt Republic	No. 90202	October 4, 2016
MTS OJSC	Ryazan Region	No. 75034	July 3, 2015
MTS OJSC	Voronezh Region, Orel Region	No. 101773	October 24, 2017
MTS OJSC	Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 104896	February 7, 2018
MTS OJSC	Severnaya Osetia-Alania Republic	No. 97615	June 5, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Dagestan Republic	No. 97616	June 5, 2017
MTS OJSC	Tver Region	No. 104894	February 27, 2018
MTS OJSC	Smolensk Region	No. 104897	February 27, 2018
MTS OJSC	Buryatiya Republic	No. 58061	April 18, 2018
MTS OJSC	Saratov Region	No. 58062	April 18, 2013
MTS OJSC	Zabaykalsky Region	No. 75297	May 6, 2015
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 94373	April 17, 2017
MTS OJSC	Kaliningrad Region	No. 104022	December 17, 2017
MTS OJSC	Krasnoyarsk Region	No. 90204	October 24, 2016
MTS OJSC	Yaroslavl Region	No. 90185	October 24, 2016
MTS OJSC	Ivanovo Region	No. 90212	October 24, 2016
MTS OJSC	Astrakhan Region	No. 90199	October 24, 2016
MTS OJSC	Rostov Region	No. 90205	October 24, 2016
MTS OJSC	Krasnodar Region	No. 90213	October 24, 2016
MTS OJSC	Chelyabinsk Region	No. 90190	October 24, 2016
MTS OJSC	Perm Region	No. 90206	October 24, 2016
MTS OJSC	Kurgan Region	No. 90214	October 24, 2016
MTS OJSC	Khanty Mansiysk Autonomous Region	No. 90215	October 24, 2016
MTS OJSC	Tomsk Region	No. 90189	October 24, 2016
MTS OJSC	Novosibirsk Region	No. 90209	October 24, 2016
MTS OJSC	Altai Region	No. 90191	October 24, 2016
MTS OJSC	Samara Region	No. 90210	October 24, 2016
MTS OJSC	Orenburg Region	No. 90192	October 24, 2016
MTS OJSC	Tatarstan Republic	No. 90207	October 24, 2016
MTS OJSC	Nizhny Novgorod Region	No. 90193	October 24, 2016
MTS OJSC	Kirov Region	No. 90188	October 24, 2016
MTS OJSC	Komi Republic	No. 90187	October 24, 2016
MTS OJSC	Sakha Republic (Yakutia)	No. 90186	October 24, 2016
MTS OJSC	Khabarovsk Region	No. 90194	October 24, 2016
MTS OJSC	Amur Region	No. 90195	October 24, 2016
MTS OJSC	Saratov region	No. 97004	March 15, 2017
MTS OJSC	Udmurt Republic	No. 97009	March 15, 2017
MTS OJSC	Orenburg region	No. 97025	March 15, 2017
MTS OJSC	Penza region	No. 97010	March 15, 2017
MTS OJSC	Sverdlovsk region	No. 97037	March 15, 2017
MTS OJSC	Tambov region	No. 97011	March 15, 2017
MTS OJSC	Kaluga region	No. 97036	March 15, 2017
MTS OJSC	Irkutsk region	No. 97008	March 15, 2017
MTS OJSC	Khabarovsk Territory	No. 97012	March 15, 2017
MTS OJSC	Orel region	No. 103568	March 03, 2017
MTS OJSC	Belgorod region	No. 103569	March 03, 2017
MTS OJSC	Primorsky Territory	No. 97026	March 15, 2017
MTS OJSC	Kirov region	No. 97043	March 15, 2017
MTS OJSC	Altai Republic	No. 96181	February 17, 2017
MGTS	Moscow	No. 60094	July 10, 2013
MGTS	Moscow Region	No. 66707	April 17, 2014

Licensee	License Region(s)	License number	Expiry Date
MGTS	Moscow Region	No. 66708	April 17, 2014
Comstar Regions	Rostov region	No. 76464	September 14, 2015
Comstar Regions	Ryazan region	No. 79714	December 23, 2015
Comstar Regions	Saratov region	No. 80565	October 19, 2015
Comstar Regions	Tyumen region, Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 81886	December 1, 2015
Comstar Regions	Perm region	No. 82799	December 15, 2015
Comstar Regions	Kemerov region	No. 82800	December 15, 2015
Comstar Regions	Irkutsk region	No. 82801	December 15, 2015
Comstar Regions	Chelyabinsk region	No. 82802	December 15, 2015
Comstar Regions	Omsk region	No. 82803	December 15, 2015
Comstar Regions	Nizhny Novgorod region	No. 82806	December 15, 2015
Comstar Regions	Ulyanovsk region	No. 82807	December 15, 2015
Comstar Regions	Novosibirsk region	No. 82808	December 15, 2015
Comstar Regions	Sverdlovsk region	No. 84299	April 28, 2016
Comstar Regions	Yaroslavl region	No. 86886	May 6, 2016
Comstar Regions	Udmurt Republic	No. 89706	July 28, 2016
Comstar Regions	Leningrad region	No. 93879	December 7, 2016
Comstar Regions	Penza region	No. 94385	March 14, 2017
Comstar Regions	Orenburg region	No. 95813	May 25, 2016
Comstar Regions	Krasnodar territory	No. 99917	August 31, 2017
Comstar Regions	Volgograd region	No. 99926	August 31, 2017
Comstar Regions	Astrahansk region	No. 71712	December 18, 2014
Comstar Regions	Voronezh region	No. 71077	November 24, 2014
Comstar Regions	St. Petersburg	No. 72747	January 28, 2015
Comstar Regions	Orel region	No. 71715	December 18, 2014
Comstar Regions	Tver region	No. 71081	November 24, 2014
Comstar Regions	Samara region	No. 72419	December 31, 2014
Comstar Regions	Kaluga region	No. 71078	November 24, 2014
Comstar Regions	Ivanovo region	No. 71079	November 24, 2014
Comstar Regions	Tambov region	No. 71705	December 18, 2014
Comstar Regions	Arkhangelsk region	No. 72758	January 28, 2015
Comstar Regions	Kursk region	No. 71718	December 18, 2014
Comstar Regions	Vologda region	No. 72744	January 28, 2015
Comstar Regions	Novgorod region	No. 72752	January 28, 2015
Comstar Regions	Smolensk region	No. 71080	November 24, 2014
Comstar Regions	Ivanovo	No. 105985	February 27, 2018
Comstar Regions	Novgorod	No. 105988	February 27, 2018
Comstar Regions	Perm region	No. 77149	November 21, 2015
Comstar Regions	Tyumen region, Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 81893	December 1, 2015
Comstar Regions	Sverdlovsk region	No. 82418	March 15, 2016
Comstar Regions	Nizhny Novgorod region	No. 82420	April 11, 2016
Comstar Regions	Irkutsk region	No. 82792	December 15, 2015
Comstar Regions	Chelyabinsk region	No. 82804	December 15, 2015
Comstar Regions	Leningrad region	No. 86881	May 6, 2016
Comstar Regions	Yaroslavl region	No. 86885	May 6, 2016

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Rostov region	No. 88588	August 30, 2011
Comstar Regions	Ryazan region	No. 94386	February 9, 2017
Comstar Regions	Penza region	No. 94388	March 14, 2017
Comstar Regions	Moscow	No. 94935	May 23, 2013
Comstar Regions	Khabarovsk Territory, Komsomolsk-on-Amur	No. 95854	April 13, 2016
Comstar Regions	Tambov region	No. 96464	February 28, 2017
Comstar Regions	Kaluga region	No. 96465	February 28, 2017
Comstar Regions	Ulyanovsk region	No. 96466	February 28, 2017
Comstar Regions	Krasnodar territory	No. 99919	August 31, 2017
Comstar Regions	Volgograd region	No. 99927	August 31, 2017
Comstar Regions	Samara region	No. 71088	November 24, 2014
Comstar Regions	Orel region	No. 71716	December 18, 2014
Comstar Regions	Novosibirsk region	No. 71729	December 18, 2014
Comstar Regions	Voronezh region	No. 71082	November 24, 2014
Comstar Regions	Udmurt Republic	No. 71090	November 24, 2014
Comstar Regions	Vologda region	No. 72745	January 28, 2015
Comstar Regions	Krasnoyarsk Territory	No. 71730	December 18, 2014
Comstar Regions	Orenburg region	No. 71086	November 24, 2014
Comstar Regions	Saratov region	No. 71087	November 24, 2014
Comstar Regions	Kursk region	No. 71700	December 18, 2014
Comstar Regions	Arkhangelsk region	No. 72759	January 28, 2015
Comstar Regions	Smolensk region	No. 71084	November 24, 2014
Comstar Regions	Tver region	No. 71085	November 24, 2014
Comstar Regions	St. Petersburg	No. 72746	January 28, 2015
Comstar Regions	Kemerov region	No. 71728	December 18, 2014
Comstar Regions	Omsk region	No. 71725	December 18, 2014
Comstar Regions	Astrahansk region	No. 71710	December 18, 2014
Comstar Regions	Rostov region	No. 76465	September 14, 2015
Comstar Regions	Volgograd region	No. 99912	August 31, 2017
Comstar Regions	Krasnodar territory	No. 99918	August 31, 2017
Comstar Regions	Astrahansk region	No. 71713	December 18, 2014
Comstar Regions	Sverdlovsk region	No. 77303	October 1, 2015
Telematic Services
MTS OJSC	Russian Federation	No. 101246	July 25, 2022
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78184	August 13, 2015
MTS OJSC	Mari El Republic	No. 77976	September 14, 2015
MTS OJSC	Volgograd Region	No. 75029	May 30, 2015
MTS OJSC	Primorsky Region	No. 79704	December 21, 2015
MTS OJSC	Sakhalin region, Magadan region, Kamchatka region, Buryatiya Republic	No. 75027	June 17, 2015
MTS OJSC	Zabaykalsky Region	No. 67990	June 5, 2014
MTS OJSC	Stavropol Region	No. 73258	May 26, 2015
MTS OJSC	Samara Region	No. 73944	May 26, 2015
MTS OJSC	Saratov Region	No. 73941	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73940	May 31, 2015
MTS OJSC	Kemerovo Region	No. 73007	May 31, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Astrakhan Region	No. 75713	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75711	July 15, 2015
MTS OJSC	Kalmykia Republic	No. 75709	July 28, 2015
MTS OJSC	Chechen Republic	No. 104023	December 6, 2017
MTS OJSC	Krasnoyarsk Region	No. 58746	May 7, 2013
MTS OJSC	Tyva Republic	No. 75705	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75701	July 15, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77982	September 14, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77978	September 14, 2015
MTS OJSC	Rostov Region	No. 77973	October 26, 2015
MTS OJSC	Komi Republic, Perm Region, Orenburg Region, Orel Region, Nizhny Novgorod Region, Lipetsk Region, Moscow, Kostroma Region, Smolensk Region, Kirov Region, Kaluga Region, Ivanovo Region, Bryansk Region, Belgorod Region, Moscow Region, Kursk Region, Voronezh Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Pskov Region, Yaroslavl Region, Ryazan Region, Vladimir Region, Udmurt Republic, Tver Region, Tula Region, Tambov Region, Yamalo-Nenetsk Autonomous Region, Amur Region	No. 80186	February 15, 2016
MTS OJSC	Bashkortostan Republic	No. 86010	June 21, 2016
MTS OJSC	Khabarovsk Region	No. 75033	June 17, 2015
MTS OJSC	Novosibirsk Region	No. 82395	April 13, 2016
MTS OJSC	Khakassiya Republic	No. 75000	June 17, 2015
MTS OJSC	Tomsk Region	No. 75032	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75031	July 15, 2015
MTS OJSC	Tatarstan Republic	No. 75697	July 15, 2015
MTS OJSC	Vologda Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 90184	October 4, 2016
MTS OJSC	Altai Region	No. 91422	December 1, 2016
MTS OJSC	Altai Republic	No. 96857	May 22, 2017
MTS OJSC	Penza Region	No. 74091	April 1, 2015
MGTS	Moscow, Moscow Region	No. 90226	December 11, 2016
Comstar Regions	Orenburg region	No. 70511	August 1, 2013

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Samara region	No. 70538	August 1, 2013
Comstar Regions	Tyumen region, Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 81890	December 1, 2015
Comstar Regions	Sverdlovsk region	No. 82417	March 15, 2016
Comstar Regions	Yaroslavl region	No. 86884	May 6, 2016
Comstar Regions	Leningrad region	No. 86888	May 6, 2016
Comstar Regions	Ryazan region	No. 92023	December 10, 2016
Comstar Regions	Kirov region	No. 93877	December 7, 2016
Comstar Regions	Irkutsk region	No. 93881	December 7, 2016
Comstar Regions	Penza region	No. 94387	March 1, 2017
Comstar Regions	Rostov region	No. 95101	March 9, 2017
Comstar Regions	Khabarovsk Territory, Komsomolsk-on-Amur	No. 95853	April 13, 2016
Comstar Regions	Adygeya Republic	No. 98407	April 16, 2017
Comstar Regions	Volgograd region	No. 99915	August 31, 2017
Comstar Regions	Saratov region	No. 99924	November 9, 2017
Comstar Regions	Stavropol Territory	No. 103174	February 9, 2017
Comstar Regions	Krasnodar territory	No. 103178	October 31, 2013
Comstar Regions	Voronezh region	No. 103437	November 9, 2017
Comstar Regions	Moscow	No. 103438	November 9, 2017
Comstar Regions	Nizhny Novgorod region	No. 103439	November 9, 2017
Comstar Regions	Udmurt Republic	No. 103440	November 9, 2017
Comstar Regions	Perm region	No. 103443	November 9, 2017
Comstar Regions	Astrahansk region	No. 103445	November 9, 2017
Comstar Regions	Vologda region	No. 103450	November 9, 2017
Comstar Regions	Krasnoyarsk Territory	No. 103451	November 9, 2017
Comstar Regions	Tver region	No. 103452	November 9, 2017
Comstar Regions	Kaluga region	No. 103459	November 9, 2017
Comstar Regions	Kemerov region	No. 103460	November 9, 2017
Comstar Regions	Smolensk region	No. 103461	November 9, 2017
Comstar Regions	Arkhangelsk region	No. 103470	November 9, 2017
Comstar Regions	Ivanovo region	No. 103471	November 9, 2017
Comstar Regions	Novgorod region	No. 103472	November 9, 2017
Comstar Regions	Ulyanovsk region	No. 103473	November 9, 2017
Comstar Regions	Belgorod region	No. 103811	July 28, 2016
Comstar Regions	Vladimir	No. 103815	December 15, 2017
Comstar Regions	Chelyabinsk region	No. 103820	November 8, 2015
Comstar Regions	Zabaykalsky Territory	No. 103823	July 28, 2016
Comstar Regions	Moscow region, Chekhov district	No. 103828	October 26, 2014
Comstar Regions	Omsk region	No. 103833	June 2, 2013
Comstar Regions	Samara region	No. 73446	March 18, 2015
Comstar Regions	Kursk region	No. 71702	December 18, 2014
Comstar Regions	Novosibirsk region	No. 71720	December 18, 2014
Comstar Regions	Orel region	No. 72421	December 31, 2014
Comstar Regions	Tambov region	No. 71709	December 18, 2014
Comstar Regions	St. Petersburg	No. 73447	March 18, 2015

Licensee	License Region(s)	License number	Expiry Date
Leased Communications Circuits
MTS OJSC	Rostov Region	No. 59529	October 2, 2013
MTS OJSC	Mari El Republic	No. 77975	October 5, 2015
MTS OJSC	Zabaykalsky Region, Sakha Republic (Yakutia), Khabarovsk Region	No. 78822	November 21, 2015
MTS OJSC	Magadan Region	No. 96042	May 21, 2017
MTS OJSC	Irkutsk Region	No. 96040	May 21, 2017
MTS OJSC	Koryakski Autonomous Region, Kamchatka Region	No. 96043	May 21, 2017
MTS OJSC	Sakhalin Region	No. 76588	August 25, 2015
MTS OJSC	Buryatiya Republic	No. 76589	August 25, 2015
MTS OJSC	Primorsky Region	No. 73005	May 10, 2015
MTS OJSC	Tver Region, Kostroma Region, Komi Republic, Moscow Region, Moscow	No. 61473	November 24, 2013
MTS OJSC	Penza Region	No. 81729	December 1, 2015
MTS OJSC	Aginski-Buryat Autonomous District	No. 81728	December 1, 2015
MTS OJSC	Ulyanovsk Region, Saratov Region, Samara Region	No. 73942	May 31, 2015
MTS OJSC	Stavropol Region, Astrakhan Region	No. 73259	May 31, 2015
MTS OJSC	Dagestan Republic	No. 96041	May 21, 2017
MTS OJSC	Volgograd Region, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic	No. 58060	April 18, 2013
MTS OJSC	Krasnoyarsk Region	No. 58748	May 7, 2013
MTS OJSC	Bashkortostan Republic	No. 58750	May 7, 2013
MTS OJSC	Tatarstan Republic	No. 58751	May 7, 2013
MTS OJSC	Tomsk Region, Kemerovo Region	No. 58752	May 7, 2013
MTS OJSC	Severnaya Osetia-Alania Republic, Kalmykia Republic	No. 58753	May 7, 2013
MTS OJSC	Chuvashia Republic	No. 75707	July 28, 2015
MTS OJSC	Tyva Republic	No. 75706	July 28, 2015
MTS OJSC	Vladimir Region, Tula Region, Smolensk Region, Ryazan Region, Pskov Region, Kaluga Region	No. 77974	October 7, 2015
MTS OJSC	Yaroslavl Region, Nizhny Novgorod Region, Kirov Region, Ivanovo Region	No. 77977	October 13, 2015
MTS OJSC	Krasnodar Region, Adygeya Republic	No. 75703	July 15, 2015
MTS OJSC	Russian Federation	No. 94560	December 29, 2016
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Amur Region, Udmurt Republic, Tambov Region, Perm Region, Orenburg Region	No. 82394	April 13, 2016
MTS OJSC	Mordovia Republic	No. 78823	December 23, 2015
MTS OJSC	Novosibirsk Region, Altai Republic, Altai Region	No. 76586	July 28, 2015
MTS OJSC	Khakassiya Republic	No. 74998	June 17, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Kaliningrad Region	No. 92589	March 1, 2017
MTS OJSC	Vologda Region, Novgorod Region, Yamalo-Nenetsk Autonomous region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 92586	March 1, 2017
MTS OJSC	Omsk Region	No. 91421	December 27, 2016
MTS OJSC	Chukotsk Autonomous Region	No. 68959	August 6, 2014
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 68431	July 2, 2014
MGTS	Moscow	No. 29336	December 11, 2013
Comstar Regions	Krasnoyarsk Territory	No. 105984	February 27, 2018
Comstar Regions	Nizhny Novgorod region	No. 105987	February 27, 2018
Comstar Regions	Perm region	No. 105983	February 27, 2018
Comstar Regions	Saratov region	No. 105982	February 27, 2018
Comstar Regions	Udmurt Republic	No. 105981	February 27, 2018
Comstar Regions	Voronezh region	No. 70594	October 26, 2014
Comstar Regions	Kaluga region	No. 70595	October 26, 2014
Comstar Regions	Rostov region	No. 75646	August 25, 2015
Comstar Regions	Moscow	No. 76836	March 4, 2014
Comstar Regions	Chelyabinsk region	No. 76844	March 4, 2014
Comstar Regions	Sverdlovsk region	No. 77302	October 15, 2015
Comstar Regions	Tyumen region, Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 82805	December 15, 2015
Comstar Regions	Leningrad region	No. 86883	May 6, 2016
Comstar Regions	Yaroslavl region	No. 86887	May 6, 2016
Comstar Regions	Ryazan region	No. 92020	December 10, 2016
Comstar Regions	Altaisk Territory, Kemerov region, Novosibirsk region	No. 94932	December 18, 2014
Comstar Regions	Irkutsk region	No. 95849	December 30, 2013
Comstar Regions	Khabarovsk Territory, Komsomolsk-on-Amur	No. 95855	April 13, 2016
Comstar Regions	Ulyanovsk region	No. 99158	November 25, 2014
Comstar Regions	Volgograd region	No. 99913	August 31, 2017
Comstar Regions	Krasnodar territory	No. 99922	August 31, 2017
Comstar Regions	Penza region	No. 101791	October 16, 2017
Comstar Regions	Omsk region	No. 103814	December 18, 2014
Comstar Regions	Orenburg region	No. 71097	November 24, 2014
Comstar Regions	Smolensk region	No. 70598	October 26, 2014
Comstar Regions	Ivanovo region	No. 70596	October 26, 2014
Comstar Regions	Tver region	No. 70597	October 26, 2014
Comstar Regions	St. Petersburg	No. 72750	January 28, 2015
Comstar Regions	Orel region	No. 71714	December 18, 2014
Comstar Regions	Samara region	No. 71096	November 25, 2014
Comstar Regions	Novgorod region	No. 72751	January 28, 2015
Comstar Regions	Kursk region	No. 71699	December 18, 2014
Comstar Regions	Tambov region	No. 71704	December 18, 2014

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Arkhangelsk region	No. 72757	January 28, 2015
Comstar Regions	Vologda region	No. 72743	January 28, 2015
Comstar Regions	Astrahansk region	No. 71711	December 18, 2014
Data Transmission Services
MTS OJSC	Russian Federation	No. 101248	July 25, 2022
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78185	August 13, 2015
MTS OJSC	Zabaykalsky Region	No. 67991	June 5, 2014
MTS OJSC	Mari El Republic	No. 77971	September 14, 2015
MTS OJSC	Altai Region	No. 60113	October 31, 2013
MTS OJSC	Volgograd Region	No. 74996	June 30, 2015
MTS OJSC	Sakhalin Region, Magadan Region, Kamchatka Region, Buryatiya Republic	No. 75026	June 17, 2015
MTS OJSC	Primorsky Region	No. 79703	December 21, 2015
MTS OJSC	Stavropol Region	No. 73856	May 26, 2015
MTS OJSC	Samara Region	No. 73943	May 26, 2015
MTS OJSC	Kemerovo Region	No. 73006	May 31, 2015
MTS OJSC	Saratov Region	No. 73939	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73938	May 31, 2015
MTS OJSC	Astrakhan Region	No. 75712	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75710	July 15, 2015
MTS OJSC	Chechen Republic	No. 104020	December 6, 2017
MTS OJSC	Krasnoyarsk Region	No. 58747	May 7, 2013
MTS OJSC	Kalmykia Republic	No. 75708	July 28, 2015
MTS OJSC	Tyva Republic	No. 75704	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75702	July 15, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77979	September 14, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77980	September 14, 2015
MTS OJSC	Rostov Region	No. 82396	April 3, 2016
MTS OJSC	Bashkortostan Republic	No. 75001	June 30, 2015
MTS OJSC	Khabarovsk Region	No. 75028	May 31, 2015
MTS OJSC	Altai Republic	No. 75700	July 15, 2015
MTS OJSC	Novosibirsk Region	No. 75699	July 15, 2015
MTS OJSC	Khakassiya Republic	No. 74999	June 17, 2015
MTS OJSC	Tomsk Region	No. 74997	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75030	June 17, 2015
MTS OJSC	Tatarstan Republic	No. 75698	July 15, 2015
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty Mansiysk Autonomous Region, Chelyabinsk Region, Perm Region	No. 93682	April 17, 2017
MTS OJSC	Orenburg Region	No. 93684	April 17, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Udmurt Republic, Nizhny Novgorod Region, Kirov Region	No. 93685	April 17, 2017
MTS OJSC	Moscow, Moscow Region	No. 93680	April 17, 2017
MTS OJSC	Amur Region	No. 93681	April 17, 2017
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 93686	April 17, 2017
MTS OJSC	Yaroslavl Region, Vladimir Region, Tver Region, Tula Region, Tambov Region, Smolensk Region, Ryazan Region, Kostroma Region, Kaluga Region, Ivanovo Region	No. 96687	April 17, 2017
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Komi Republic, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg,	No. 93683	April 17, 2017
MTS OJSC	Penza Region	No. 74182	April 1, 2015
MGTS	Moscow Region	No. 66706	April 17, 2014
MGTS	Moscow	No. 61511	December 11, 2013
MGTS	Moscow	No. 79706	February 16, 2016
Comstar Regions	Orenburg region	No. 70512	August 1, 2013
Comstar Regions	Samara region	No. 70539	August 1, 2013
Comstar Regions	Tyumen region, Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 81887	December 1, 2015
Comstar Regions	Sverdlovsk region	No. 82419	March 15, 2016
Comstar Regions	Leningrad region	No. 86889	May 6, 2016
Comstar Regions	Yaroslavl region	No. 86893	May 6, 2016
Comstar Regions	Ryazan region	No. 92021	December 10, 2016
Comstar Regions	Penza region	No. 94389	March 1, 2017
Comstar Regions	Rostov region	No. 95102	March 9, 2017
Comstar Regions	Khabarovsk Territory, Komsomolsk-on-Amur	No. 95851	April 13, 2016
Comstar Regions	Adygeya Republic	No. 98406	April 16, 2017
Comstar Regions	Volgograd region	No. 99914	August 31, 2017
Comstar Regions	Saratov region	No. 99925	November 9, 2017
Comstar Regions	Stavropol territory	No. 103173	February 9, 2017
Comstar Regions	Krasnodar territory	No. 103177	October 31, 2013
Comstar Regions	Arkhangelsk region	No. 103434	November 9, 2017
Comstar Regions	Kaluga region	No. 103436	November 9, 2017
Comstar Regions	Perm region	No. 103444	November 9, 2017
Comstar Regions	Astrahansk region	No. 103447	November 9, 2017
Comstar Regions	Ivanovo region	No. 103448	November 9, 2017
Comstar Regions	Tver region	No. 103449	November 9, 2017
Comstar Regions	Moscow	No. 103455	November 9, 2017
Comstar Regions	Kemerov region	No. 103456	November 9, 2017

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Nizhny Novgorod region	No. 103457	November 9, 2017
Comstar Regions	Smolensk region	No. 103458	November 9, 2017
Comstar Regions	Vologda region	No. 103466	November 9, 2017
Comstar Regions	Krasnoyarsk Territory	No. 103467	November 9, 2017
Comstar Regions	Udmurt Republic	No. 103468	November 9, 2017
Comstar Regions	Ulyanovsk region	No. 103469	November 9, 2017
Comstar Regions	Voronezh region	No. 103474	November 9, 2017
Comstar Regions	Vladimir	No. 103810	December 15, 2017
Comstar Regions	Belgorod region	No. 103818	July 28, 2016
Comstar Regions	Zabaykalsky Territory	No. 103824	July 28, 2016
Comstar Regions	Chelyabinsk region	No. 103826	November 8, 2015
Comstar Regions	Moscow region, Chekhov district	No. 103830	October 26, 2014
Comstar Regions	Omsk region	No. 103832	June 2, 2013
Comstar Regions	Orel region	No. 72420	December 31, 2014
Comstar Regions	Novgorod region	No. 72754	January 28, 2015
Comstar Regions	Kursk region	No. 71698	December 18, 2014
Comstar Regions	Tambov region	No. 71707	December 18, 2014
Comstar Regions	St. Petersburg	No. 72756	January 28, 2015
Comstar Regions	Novosibirsk region	No. 71719	December 18, 2014
Comstar Regions	Samara region	No. 73448	March 18, 2015
Data Transmission Services for Voice
MTS OJSC	Russian Federation	No. 101245	July 25, 2022
MTS OJSC	Kaluga Region	No. 87185	October 26, 2015
MTS OJSC	Yaroslavl Region	No. 87179	March 15, 2016
MTS OJSC	Rostov Region	No. 87180	February 16, 2016
MTS OJSC	Ivanovo Region	No. 87183	October 31, 2015
MTS OJSC	Moscow Region	No. 87184	October 26, 2015
MTS OJSC	Moscow	No. 94372	March 30, 2017
MTS OJSC	Sakhalin Region, Primorsky Region, Irkutsk Region	No. 80184	December 12, 2015
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 76587	July 28, 2015
MTS OJSC	Bashkortostan Republic	No. 82398	April 11, 2016
MTS OJSC	Kirov region	No. 97039	March 15, 2017
MTS OJSC	Magadan region	No. 97007	March 15, 2017
MTS OJSC	Buryatiya Republic	No. 97014	March 15, 2017
MTS OJSC	Khabarovsk Territory	No. 97050	March 15, 2017
MTS OJSC	Kamchatka region	No. 97018	March 15, 2017
MTS OJSC	Zabaykalsky Territory	No. 97038	March 15, 2017
MTS OJSC	Amur region	No. 97006	March 15, 2017
MTS OJSC	Kurgan region	No. 97022	March 15, 2017
MTS OJSC	Chechen Republic	No. 97035	March 15, 2017
MTS OJSC	Orenburg region	No. 97030	March 15, 2017
MTS OJSC	Chelyabinsk region	No. 97034	March 15, 2017
MTS OJSC	Khakassiya Republic	No. 97040	March 15, 2017
MTS OJSC	Stavropol territory	No. 97032	March 15, 2017
MTS OJSC	Severnaya Osetia Alania Republic	No. 97049	March 15, 2017
MTS OJSC	KarachaevoCherkesia Republic	No. 97016	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Kalmykia Republic	No. 97015	March 15, 2017
MTS OJSC	KabardinoBalkar Republic	No. 97041	March 15, 2017
MTS OJSC	Ingushetia Republic	No. 97045	March 15, 2017
MTS OJSC	Dagestan Republi	No. 97029	March 15, 2017
MTS OJSC	Adygeya Republic	No. 97044	March 15, 2017
MTS OJSC	Tula region	No. 97019	March 15, 2017
MTS OJSC	Kostroma region	No. 97024	March 15, 2017
MTS OJSC	Sakha Republic (Yakutia)	No. 97031	March 15, 2017
MTS OJSC	Altaisk territory	No. 97013	March 15, 2017
MTS OJSC	Penza region	No. 97048	March 15, 2017
MTS OJSC	Vologda region	No. 97028	March 15, 2017
MTS OJSC	Saratov region	No. 97002	March 15, 2017
MTS OJSC	Ulyanovsk region	No. 97042	March 15, 2017
MTS OJSC	Mari El Republic	No. 97005	March 15, 2017
MTS OJSC	Tomsk region	No. 97003	March 15, 2017
MTS OJSC	Chuvashia Republic	No. 97051	March 15, 2017
MTS OJSC	Tyva Republic	No. 97033	March 15, 2017
MTS OJSC	Kaliningrad region	No. 97046	March 15, 2017
MTS OJSC	Murmansk region	No. 97023	March 15, 2017
MTS OJSC	Pskov region	No. 97017	March 15, 2017
MTS OJSC	Karelia Republic	No. 97047	March 15, 2017
MTS OJSC	Komi Republic	No. 97021	March 15, 2017
MTS OJSC	Altai Republic	No. 97027	March 15, 2017
MTS OJSC	Mordovia Republic	No. 97001	March 15, 2017
Comstar Regions	Nizhny Novgorod Region	No. 105980	February 27, 2018
Comstar Regions	Samara Region	No. 72422	December 31, 2014
Comstar Regions	Udmurt Republic	No. 105978	February 27, 2018
Comstar Regions	Yamalo-Nenetsk Autonomous Region, Khanty Mansiysk Autonomous Region, Tyumen Region	No. 81889	December 01, 2015
Comstar Regions	Perm Region	No. 105979	February 27, 2018
Comstar Regions	Sverdlovsk Region	No. 82416	March 15, 2016
Comstar Regions	Ryazan Region	No. 92022	December 08, 2016
Comstar Regions	Tver Region	No. 71093	November 24, 2014
Comstar Regions	Smolensk Region	No. 71094	November 24, 2014
Comstar Regions	Tambov Region	No. 71708	December 18, 2014
Comstar Regions	Astrakhan Region	No. 71703	December 18, 2014
Comstar Regions	Volgograd Region	No. 99928	August 31, 2017
Comstar Regions	Krasnodar Region	No.99920	August 31, 2017
Comstar Regions	Leningrad Region	No. 86882	May 16, 2016
Comstar Regions	St. Petersburg	No. 72755	January 28, 2015
Comstar Regions	Arkhangelsk Region	No. 72753	January 28, 2015
Comstar Regions	Novgorod Region	No. 72748	January 28, 2015
Comstar Regions	Kemerovo Region	No. 71724	December 18, 2014
Comstar Regions	Krasnoyarsk Region	No. 71723	December 18, 2014
Comstar Regions	Novosibirsk Region	No. 71721	December 18, 2014
Comstar Regions	Omsk Region	No. 71722	December 18, 2014
Comstar Regions	Vologda Region	No. 72749	January 28, 2015
Comstar Regions	Saratov Region	No. 80566	October 19, 2015

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Chelyabinsk Region	No. 81891	December 15, 2015
Comstar Regions	Penza Region	No. 94384	March 01, 2017
Comstar Regions	Ivanovo region	No 70474	February 27, 2013
Comstar Regions	Rostov region	No 76463	September 14, 2015
Comstar Regions	Yaroslavl region	No 86892	May 6, 2016
Comstar Regions	Moscow	No 94934	April 28, 2016
Comstar Regions	Orenburg region	No 95811	July 27, 2015
Comstar Regions	Irkutsk region	No 95850	February 14, 2016
Comstar Regions	Kursk region	No 71701	December 18, 2014
Comstar Regions	Orel region	No 71717	December 18, 2014
Comstar Regions	Voronezh region	No 71091	November 24, 2014
Comstar Regions	Kaluga region	No 71092	November 24, 2014
Mobile Radio Services
Comstar Regions	Rostov Region	No. 99923	August 31, 2017
Comstar Regions	Orenburg region	No. 95814	October 2, 2016
Comstar Regions	Tyumen Region, Yamalo Nenetskiy Autonomous Region, Khanty Mansiysky Autonomous Region-Yugra	No. 82793	December 15, 2015
Comstar Regions	Khanty Mansiysky Autonomous Region-Yugra	No. 95812	March 25, 2013
Telecommunications Services for Cablecasting
MTS OJSC	Russian Federation	No. 95837	November 24, 2014
Comstar Regions	Kirov region	No. 95843	April 18, 2013
Comstar Regions	Irkutsk	No. 95844	May 26, 2016
Comstar Regions	Kirov region, Kirovo-Chepetsk	No. 95846	July 28, 2016
Comstar Regions	Khabarovsk Territory, Komsomolsk-on-Amur	No. 95852	April 13, 2016
Comstar Regions	Volgograd	No. 95856	August 6, 2014
Comstar Regions	Penza region, Kamenka, Kuznetsk	No. 96467	February 28, 2017
Comstar Regions	Leningrad region	No. 96607	May 6, 2016
Comstar Regions	St. Petersburg	No. 96609	May 6, 2016
Comstar Regions	Penza	No. 96611	September 14, 2015
Comstar Regions	Ryazan region	No. 96615	December 10, 2015
Comstar Regions	Tambov region	No. 96618	December 15, 2015
Comstar Regions	Kursk region	No. 96619	December 15, 2015
Comstar Regions	Orel region	No. 96625	December 15, 2015
Comstar Regions	Samara region	No. 96630	December 15, 2015
Comstar Regions	Penza region, Zarechniy	No. 96631	September 29, 2013
Comstar Regions	Orenburg region	No. 96634	December 1, 2015
Comstar Regions	Adygeya Republic	No. 98405	April 16, 2017
Comstar Regions	Perm region	No. 101787	October 16, 2017
Comstar Regions	Astrahansk region	No. 101788	October 16, 2017
Comstar Regions	Nizhny Novgorod region	No. 101789	October 16, 2017
Comstar Regions	Rostov region	No. 101790	October 16, 2017
Comstar Regions	Arkhangelsk region	No. 101792	October 16, 2017
Comstar Regions	Ivanovo region	No. 101793	October 16, 2017
Comstar Regions	Kemerov region	No. 101794	October 16, 2017
Comstar Regions	Sverdlovsk region	No. 101795	October 16, 2017

Licensee	License Region(s)	License number	Expiry Date
Comstar Regions	Saratov region	No. 101796	October 16, 2017
Comstar Regions	Stavropol territory	No. 103172	February 9, 2017
Comstar Regions	Tyumen region Khanty Mansiysk Autonomous region, Yamalo-Nenetsk Autonomous region	No. 103175 No. 96610	December 1, 2015 December 1, 2015
Comstar Regions	Novgorod region	No. 103435	November 9, 2017
Comstar Regions	Krasnoyarsk Territory	No. 103441	November 9, 2017
Comstar Regions	Smolensk region	No. 103442	November 9, 2017
Comstar Regions	Udmurt Republic	No. 103446	November 9, 2017
Comstar Regions	Vologda region	No. 103453	November 9, 2017
Comstar Regions	Kaluga region	No. 103454	November 9, 2017
Comstar Regions	Krasnodar territory	No. 103462	November 9, 2017
Comstar Regions	Tver region	No. 103463	November 9, 2017
Comstar Regions	Voronezh region	No. 103464	November 9, 2017
Comstar Regions	Ulyanovsk region	No. 103465	April 3, 2017
Comstar Regions	Omsk	No. 103812	March 15, 2016
Comstar Regions	Vladimir, Oktyabrskiy district, Leninskiy district, Frunzenskiy district, Energetic district, Lesnoy district, Petushki, Suzdal	No. 103816	September 9, 2015
Comstar Regions	Yaroslavl region	No. 103817	February 17, 2017
Comstar Regions	Belgorod region	No. 103819	June 5, 2017
Comstar Regions	Zabaykalsky Territory	No. 103822	July 28, 2016
Comstar Regions	Chelyabinsk region	No. 103825	December 1, 2015
Comstar Regions	Moscow region, Chekhov district, Stremilovskoe, Lobachevskoe, Baranovskoe, Stolbovaya	No. 103829	July 28, 2016
Comstar Regions	Moscow region, Chekhov	No. 103831	September 18, 2017
Comstar Regions	Novosibirsk region	No. 104909	December 26, 2017
Telecommunications Services for Broadcasting
Comstar Regions	Tver	No. 107507	December 31, 2013
Comstar Regions	Severodvinsk	No. 89469	August 1, 2014
Comstar Regions	Kaluga	No. 85261	June 13, 2013
Comstar Regions	Arkhangelsk, Koryazhma	No. 85263	November 4, 2014
Comstar Regions	Rostov-on-Don	No. 85264	September 27, 2013
Comstar Regions	Yekaterinburg	No. 85265	September 29, 2013
Comstar Regions	Taganrog	No. 86478	March 30, 2014
Comstar Regions	Astrakhan	No. 86479	August 30, 2014
Comstar Regions	Nizhniy Tagil, Sverdlovsk Region	No. 99351	July 19, 2015
Comstar Regions	Izhevsk	No. 99350	July 19, 2015
Comstar Regions	Ivanovo	No. 94937	September 29, 2015
Comstar Regions	Nizhny Novgorod	No. 85262	June 28, 2013
Comstar Regions	Ryazan	No. 86661	November 6, 2015
Comstar Regions	Krasnoyarsk Territory, Norilsk, Dudinka	No. 103813	November 20, 2013

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2012.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
Comstar Regions	Consolidated	100.0%	Russia
Sistema Telecom	Consolidated	100.0%	Russia
Infocentr(4)	Consolidated	100.0%	Russia
SibGroupInvest(5)	Consolidated	100.0%	Russia
Intercom	Consolidated	100.0%	Russia
Altair(4)	Consolidated	100.0%	Russia
Elf	Consolidated	100.0%	Russia
Pilot LLC	Consolidated	100.0%	Russia
Tascom	Consolidated	100.0%	Russia
Teleradiokompania "TVT"	Consolidated	100.0%	Russia
TVKiK LLC	Consolidated	100.0%	Russia
ZhelGorTeleCom	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.6%	Russia
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Finance(1)	Consolidated	100.0%	Luxembourg
Uzdunrobita	Consolidated	100.0%	Uzbekistan
BCTI	Consolidated	100.0%	USA
MTS Bermuda(2)	Consolidated	100.0%	Bermuda
MTS International Funding(3)	Consolidated	VIE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
MTS Belarus	Equity	49.0%	Belarus
IntellectTelecom	Equity	47.0%	Russia
Stream	Equity	45.0%	Russia

(1)
Represents beneficial ownership interest.

(2)
A wholly owned subsidiary established to repurchase our ADSs.

(3)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a variable interest entity of the Group.

(4)
Merged into MTS OJSC on April 1, 2013.

(5)
Inteleca Group, our former significant subsidiary, was merged into CJSC "Company "SibGroupInvest" in 2011

         See also Note 2 to our audited consolidated financial statements.

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1,

9 Magnitogorskaya Street, 6 Vtoroy Vyazovskiy Proezd, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka street, Sheremetyevo Airport, 58\1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, 12/3 Petrovsky Blvd. and 27/2 Smolenskaya-Sennaya square, which we use for administration, sales and other service centers as well as operation of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 307 buildings located throughout Moscow, which serve as sales and customer service offices, houses MGTS' telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. GSM, 3G and 4G technologies are based on an "open architecture," which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers.

        The table below sets forth certain information on our network equipment as of December 31, 2012.

	Base stations GSM-900	Base stations GSM-1800	Base stations UMTS-900	Base stations UMTS-2100	Femtocells UMTS-2100	Base stations LTE-2600	Base station controller(1)	Switches(2)	Media gateways(2)
Russia	24050	17312	1021	26285	1113	1485	940	120	132
Ukraine	5489	9320	—	—	—	—	345	93	4
Uzbekistan	794	2044	—	883	—	12	67	36	28
Turkmenistan	663	547	—	36	—	—	15	3	—
Armenia	859	510	—	797	—	—	30	4	4

(1)
Includes 3G equipment.

(2)
Includes 3G and 4G equipment.

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

        According to AC&M-Consulting, we are the largest mobile operator in Russia and Armenia and the second largest in Ukraine in terms of mobile subscribers. As of December 31, 2012, we had a mobile subscriber base of approximately 95.5 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 28.5% market share as of December 31, 2012, according to Direct INFO.

        Our revenues for the year ended December 31, 2012, were $12,435.7 million, an increase of 0.9% from the year ended December 31, 2011. Our net income for the year ended December 31, 2012, was $1,007.3 million, a decrease of 30.2% from the year ended December 31, 2011 (mainly due to the situation in Uzbekistan, where our operations were terminated in July 2012 and our licenses were consequently withdrawn, for more details please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan" and Note 4 to our audited consolidated financial statements). Our revenues have historically increased through organic growth, as well as through acquisitions.

        The acquisition of Comstar in 2009 and the subsequent merger have provided us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator.

        We also aggressively expanded our proprietary retail and distribution network over the course of 2010, 2011 and 2012, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our 3G and broadband Internet networks.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2010, 2011 and 2012 were $2,647.1 million, $2,584.5 million and $2,902.8 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities for the years ended December 31, 2010, 2011 and 2012 was $3,617.2 million, $3,849.0 and $4,236.6 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 86 billion (equivalent in aggregate to $2.8 billion as of December 31, 2012). Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately $5.0 billion as of December 31, 2012.

        We repaid approximately $2,041.8 million of indebtedness in 2012. As of December 31, 2012, the total amount available to us under our credit facilities amounted to $773.2 million. We had total indebtedness of approximately $7.6 billion as of December 31, 2012, including capital lease obligations, compared to approximately $8.7 billion as of December 31, 2011.

        Our total interest expense for the years ended December 31, 2011 and 2012 was $656.9 million and $568.2 million, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

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

Segments

        We have three reportable segments and five operating segments.

        We align our business into three reportable segments, Russia, Ukraine and Uzbekistan, to effectively manage both the mobile and fixed line operations as an integrated business and to respond to the demands of our customers. The "Other" category does not constitute either an operating segment or a reportable segment. Rather, it includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Turkmenistan and corporate headquarters expenses. See also Note 28 to our audited consolidated financial statements for segment information.

        We manage our operations separately in each country in which we operate due to the different economic and regulatory environments, which require us to separately and specifically tailor our marketing and investment strategies. Our management evaluates our performance based on the operating results in each country. Thus, as of December 31, 2012 we had five operating segments that corresponded to our countries of operations and business activities: (1) Russia, (2) Ukraine, (3) Uzbekistan, (4) Armenia and (5) Turkmenistan, which include our mobile and fixed line communications operations in Russia, Ukraine, Uzbekistan, Armenia and Turkmenistan, respectively.

        The net operating revenues of our segments for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net operating revenues
Russia	$9,408,981	$10,627,327	$10,870,372
Ukraine	$1,078,782	$1,147,508	$1,210,943
Uzbekistan	$447,971	$440,988	$274,509
Other	$416,401	$202,042	$204,918
Eliminations(1)	$(58,899)	$(99,177)	$(125,087)

Net operating revenues as reported	$11,293,236	$12,318,688	$12,435,655

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2010	2011	2012
	(in millions)
Subscribers(1)
Russia	71.4	70.0	71.2
Ukraine(2)	18.2	19.5	20.7
Turkmenistan(3)	2.4	n/a	1.5
Armenia	2.5	2.4	2.4
Uzbekistan(4)	8.8	9.3	n/a

Total consolidated	103.3	101.1	95.8

MTS Belarus (unconsolidated)	4.7	4.9	5.2

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our pre-paid tariffs) or whose account does not have a negative balance for more than this period.

(2)
Including CDMA subscribers starting 2011.

(3)
We do not present subscribers for 2011 as our operations in Turkmenistan have been terminated.

(4)
We do not present subscribers for 2012 as our operations in Uzbekistan have been terminated.

        We had approximately 71.23 million subscribers in Russia as of December 31, 2012, and a leading 30.9% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 161.3%, according to AC&M-Consulting. We had approximately 20.71 million subscribers in Ukraine as of December 31, 2012 and, according to AC&M-Consulting, a 36% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2012, we had approximately 2.40 million subscribers in Armenia, and 1.44 million subscribers in Turkmenistan, representing a 63.3% and 32.4% market share, respectively, according to AC&M-Consulting and our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Operations."

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

	Year Ended December 31,
	2010	2011	2012
Subscriber Churn
Russia	45.9%	47.6%	42.4%
Ukraine	31.0%	30.7%	30.5%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition.

        Our churn rate in Russia decreased to 42.4% during the year ended December 31, 2012, as compared to 47.6% for the year ended December 31, 2011, as we improved the quality of customer service by developing our proprietary mono-brand retail network in Russia and revised the pattern of interaction with dealers. In addition, we continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G capabilities. We expect that the expansion of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to continue reducing the churn rate in 2013, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 30.5% for the year ended December 31, 2012 from 30.7% for the year ended December 31, 2011. This decrease was achieved by adjusting our tariffs in response to changes in the market and economic environment and by focusing on better managing our subscriber base.

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

	Year Ended December 31,
	2010	2011	2012
Average monthly service revenue per subscriber
Russia	$8.3	$9.3	$9.6
Ukraine	$4.8	$4.9	$4.9
Average monthly minutes of use per subscriber
Russia	234	269	304
Ukraine	535	580	597

        Average monthly service revenue per subscriber in Russia increased to RUB 297.1 ($9.6) for the year ended December 31, 2012, from RUB 272.7 ($9.3) for the year ended December 31, 2011. This increase was coupled with a slight increase in subscriber base in 2012 to 71.2 million from 70.0 million, and was caused by inflation and an increase in the disposable income of the general population. Average monthly minutes of use per subscriber in Russia increased to 304 minutes in 2012 from 269 minutes in 2011 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers.

        In Ukraine, average monthly service revenue per subscriber remained stable at UAH 39.2 ($4.9 in 2012; $4.9 in 2011). The average monthly minutes of use per subscriber increased from 535 minutes in 2010 to 580 minutes in 2011 and to 597 minutes in 2012 due to the introduction of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive intra-network rates, as well as the increased use by subscribers of tariffs that include a flat amount of minutes per month.

Revenues

        Our principal sources of revenue are:

  •
  mobile service revenues, which include usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees;

  •
  fixed service revenues from individual and corporate subscribers, which include monthly subscription fees, traffic charges, connection fees, revenues from broadband Internet connection and data transmission services, revenues from pay-TV and from sales of end-user telecommunications equipment. Fixed service revenues also include revenues received from operators, which comprise revenues from the renting out of channels and traffic charges and revenues from the renting out of telecommunications infrastructure; and

  •
  revenues from sales of handsets and accessories.

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 35.5% in 2010, 31.5% in 2011 and 28.3% in 2012. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 10.2%, 10.8% and 11.2% of our total revenues in 2010, 2011 and 2012, respectively. The fluctuations of interconnect fees as a percentage of our total revenues were largely due to the increase in revenues from value-added services, which grew faster than our revenue from interconnect fees. However, in absolute terms, interconnect fees grew by $61.7 million in 2012 as compared to 2011 and we expect it to continue to grow due to the increases in traffic volumes from our competitors.

        Value-added services as a percentage of our total revenues comprised 15.2% in 2010, 18.2% in 2011 and 21.5% in 2012. We offer our subscribers an array of value-added services. The increase in 2012 in revenue from value-added services was due to an increase in data traffic, resulting from active marketing initiatives, expansion of mobile internet penetration and overall improvement of the quality of these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 7.3% in 2010, 7.4% in 2011 and 7.1% in 2012, respectively. The fluctuations of the monthly subscription fees as a percentage of our total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 1.0% in 2010, 0.8% in 2011 and 0.7% in 2012. We generally expect that roaming fees will continue to decline as a percentage of our total revenues due to the large increase of revenues from our value-added services. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.6% in 2010, 8.4% in 2011 and 2012. We expect that our roaming fees will decline as a percentage of total revenues due to the continuing growth of revenues from our value-added services.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 18 to our audited consolidated financial statements. Connection fees represented 0.4%, 0.3%, 0.3% of our total revenues in 2010, 2011, and 2012, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 14.9%, 14.9% and 14.4% of our total revenues in 2010, 2011 and 2012, respectively. The decline in our fixed service revenues as a percentage of total revenues in 2012 mainly the result of increase of revenues from our value-added services. In ruble terms, the continued growth of our fixed service revenues was accompanied by an increase in regulated tariffs and acquisitions of several regional operators. We expect that fixed service revenues in absolute terms will grow due to the further increase in regulated tariffs caused by inflation and future acquisitions.

Sales of Handsets and Accessories

        During 2009 we significantly expanded our retail network through acquisitions of national and regional dealer chains. During 2010, 2011 and 2012 our retail network grew through organic expansion. As a result of the establishment of new points of sale and the overall expansion of retail activities in 2011 and 2012, revenue from the sale of handsets and accessories as a percentage of total revenue increased to 7.5% in 2012 compared to 7.2% in 2011 and 6.3% in 2010.

        In August 2008, we signed an agreement with Apple Sales International, which was renamed to Apple Distribution International in May 2012 and launched iPhone 3G™ sales in October 2008. Under the agreement, we committed to purchasing a certain quantity of iPhone 3G™ headsets over 2009, 2010 and 2011. The purchase agreement terminated on September 30, 2012. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—If Apple Sales International lodges a claim against us as a result of our failure to fulfill our iPhone handset purchase commitment, this could have a material adverse effect on our financial condition and results of operations," "—Tabular Disclosure of Contractual Obligations" and Note 29 to our audited consolidated financial statements.

        We expect that sales of handsets and accessories will decrease as a percentage of total revenue due to the expected increase of revenues from our value-added services. . We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of Handsets and Accessories" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 11.5% in 2010, 12.3% in 2011 and 12.2% in 2012. Line rental charges as a percentage of our total revenues represented 1.6% in 2010 and 1.9% in 2011 and in 2012.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater usage through the introduction of new services, which may be supported by marketing campaigns.

        We expect line rental costs to increase based on the number of base stations, base station controllers, the number and capacity of rented lines.

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 1.7% in 2010, 1.4% in 2011 and 1.7% in 2012.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM-cards provided to customers as a percentage of our total revenues represented 6.4% in 2010, 7.3% in 2011 and 6.5% in 2012. The decrease in 2012 was primarily attributable to the expansion of our retail operations and our consequent ability to gain significant discounts from our vendors for purchase volumes. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users. In the years ended December 31, 2010, 2011, and 2012 we provided net handset subsidies in Ukraine totaling $12.8 million, $8.6 million, and $5.4 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to $71.9 million in 2010, $57.1 million in 2011and $41.0 million in 2012. The decrease in 2012 was primarily attributable to the termination of our operations in Uzbekistan and decrease in cost of bundle packaging provided by our vendors.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2012, we changed the motivation scheme for our dealers, shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality which is measured by a percentage of subscriber payment. This resulted in the decrease of sales and marketing expenses. Notwithstanding this decrease, we generally expect that our sales and marketing expenses will continue to increase, in line with the intensifying competition in the retail market. At the same time, we retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment.

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

  •
  other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 22.9% in 2010, 22.4% in 2011 and 23.3% in 2012. The increase in 2012 is attributable to a loss related to the termination of our operations in Uzbekistan. See Note 4 to our audited consolidated financial statements. Sundry operating expenses as a percentage of revenue are expected to decrease over time as a result of our cost reduction programs and continued improvement of operating efficiency.

Provision for Doubtful Accounts

        Our expense for provision for doubtful accounts for 2012 decreased by 20.6% and amounted to $88.3 million, or 0.7% of our total revenues as compared to $111.3 million, or 0.9% of our total revenues, for 2011. This decrease resulted primarily from our continuing efforts to improve the quality of our subscriber base and partners. We expect our provision for doubtful accounts to remain relatively stable as a percentage of revenue.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues decreased to 18.3% for the year ended December 31, 2012 as compared to 19.0% of our total revenues for the year ended December 31, 2011. This decrease was caused by the suspension of our operations in Uzbekistan in July 2012 as Uzbekistan has been historically characterized by higher percentage of depreciation and amortization expenses relative to operating revenues, as compared to the Group taken as a whole. However, we expect increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Interest Expense

        Our interest expense for 2012 decreased by $88.7 million or 13.5% compared to 2011 and amounted to $568.2 million. We expect interest expense to increase, which is principally associated with external debt incurred by us to finance our network development and modernization programs.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of business expenses incurred in such operations with certain exceptions.

        Effective January 1, 2009, the statutory income tax rate in Russia was reduced from 24% to 20%. Effective April 1, 2011, the statutory income tax rate in Ukraine was reduced from 25% to 23% and to 21% in 2012. Subsequently, the rate in Ukraine will decrease to 19% in 2013 and to 16% in 2014. The effective tax rate applicable to our consolidated group in the year ended December 31, 2012 was 35.9%. The effective tax rate differs from the statutory rate mainly as a result of loss from long-lived assets impairment and provision for legal claims in Uzbekistan (10.6%), adjustments to the reserve for uncertain tax positions, deferred tax asset valuation allowance and other nondeductible items.

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

        In addition, a decline in the value of our functional currencies against the U.S. dollar will result in revenue decrease in U.S. dollar terms, and would be reflected in our consolidated financial statements. The functional currencies of the Group's entities are the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. During 2011, the U.S. dollar fluctuated against the ruble. As a result, the average exchange rate of the U.S. dollar against the ruble in 2011 decreased by 3.3% as compared to 2010, which resulted in an overall increase in our revenues and operating costs in our audited consolidated financial statements for 2011. In 2012, the U.S. dollar continued to fluctuate against the ruble and the average exchange rate of the U.S. dollar against the ruble in 2012 increased by 5.8% as compared to 2011. This change resulted in an overall decrease in our revenues and operating costs in our audited consolidated financial statements for the year ended December 31, 2012. See "Item 3. Key Information—D. Risk Factors—Risks Relating to

Our Financial Condition—Ruble depreciation and regulatory changes in foreign currency regulation could increase our costs, decrease our cash reserves, or make it more difficult for us to comply with financial ratios and to repay our debts and would affect the value of dividends received by holders of ADSs" and "—Changes in the exchange rate of local currencies in the countries where we operate against the U.S. dollar and/or euro could adversely impact our revenues reported in U.S. dollars and costs in terms of local currencies," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2006	9.0%
2007	11.9%
2008	13.3%
2009	8.8%
2010	8.8%
2011	6.1%
2012	6.6%

Source: Federal State Statistics Service

        The Ukrainian economy has typically been characterized by high rates of inflation until 2012:

Year	Inflation/(deflation) rate
2006	9.1%
2007	12.8%
2008	25.2%
2009	15.9%
2010	9.4%
2011	8.0%
2012	(0.2)%

Source: State Statistics Committee of Ukraine

        Inflation rates in Uzbekistan and Armenia in 2012 were estimated at 7% and 2.6%, respectively.

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

Acquisitions

        Our results of operations for the periods presented are significantly affected by acquisitions. Except for Metro-Telecom and Sistema Telecom acquired from Sistema, results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition. See "Item 3. Key Information—A. Selected Financial Data."

        Below is a list of our major acquisitions during 2010, 2011 and 2012.

Company	Type	Date of acquisition	Stake acquired	Purchase price
				(in millions of U.S. dollars)(1)
2010
Tenzor Telecom	Fixed line operator	February 2010	100%	6.2
Penza Telecom	Fixed line operator	June 2010	100%	19.3
SWEET-COM	Holder of licenses for provision of telematics communications and data transmission services	June 2010	25.1%	8.5
TS-Retail(1)	Mobile phone retail chain	June 2010	15%	0.0
Multiregion	Fixed line operator	July 2010	100%	123.6
Metro-Telecom	Optical fiber network provider	August 2010	95%	11.0
Sistema Telecom	Holder of MTS' trademark	December 2010	100%	379.0
NMSK	Fixed line operator	December 2010	100%	23.4
Lanck Telecom	Fixed line operator	December 2010	100%	17.8

				$588.8

2011
Infocentr	Optical fiber network provider	April 2011	100%	15.4
Inteleca Group	Optical fiber network provider	April 2011	100%	19.2
Altair	Fixed line operator	August 2011	100%	25.6
Teleradiokompania "TVT"	Fixed line operator	October 2011	100%	162.5
MGTS(2)	Fixed line operator	December 2011	29%	667.8

				$890.5

2012
Tascom	Provider of telecommunication services to corporate clients in Moscow and the Moscow region	May 2012	100%	45.3
Elf Group	Regional fixed line operator	August 2012	100%	6.0
Intercom	Regional fixed line operator	August 2012	100%	2.5
Zhelgortelecom	Regional fixed line operator	October 2012	100%	4.8
Pilot	Regional fixed line operator	October 2012	100%	1.0
TVK & K	Regional fixed line operator	December 2012	100%	1.9

				$61.5

(1)
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

(2)
MTS acquired 29% of MGTS ordinary shares as part of its acquisition of a 100% stake in CJSC Sistema-Inventure, which directly owned 29% of the ordinary shares of MGTS.

Results of Operations

        We align our business into segments to effectively manage both the mobile and fixed line operations as an integrated business and to respond to the demands of our customers in different geographical areas. Our Board and management have identified three reportable segments: Russia, Ukraine and Uzbekistan. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net operating revenues
Russia	$9,408,981	$10 627 327	$10,870,372
Ukraine	1,078,782	1,147,508	1,210,943
Uzbekistan	447,971	440,988	274,509
Other	416,401	202,042	204,918
Intercompany eliminations(1)	(58,899)	(99,177)	(125,087)

Net operating revenues as reported	$11,293,236	$12,318,688	$12,435,655

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia	$2,568,566	$3,171,909	$3,238,563
Ukraine	316,659	322,722	311,357
Uzbekistan	92,015	93,709	53,413
Other	64,602	39,036	44,866
Intercompany eliminations(1)	(53,272)	(91,250)	(118,295)

Cost of services and cost of handsets and accessories as reported	$2,988,570	$3,536,126	$3,529,904

Sundry operating expenses(2)
Russia	$2,044,117	$2,179,622	$2,281,492
Ukraine	181,418	200,212	201,395
Uzbekistan	80,686	83,349	1,127,423
Other	414,303	297,267	309,809
Intercompany eliminations(1)	(1,497)	(199)	2,998

Sundry operating expenses as reported	$2,719,027	$2,760,251	$3,923,117

Sales and marketing expenses
Russia	$704,005	$749,371	$594,187
Ukraine	82,028	76,237	82,631
Uzbekistan	26,522	32,540	14,932
Other	43,449	27,228	26,125
Intercompany eliminations(1)	(5,420)	(7,154)	(6,172)

Sales and marketing expenses as reported	$850,584	$878,222	$711,703

Depreciation and amortization expenses
Russia	$1,417,507	$1,750,395	$1,810,502
Ukraine	355,374	346,336	307,939
Uzbekistan	118,076	155,086	88,671
Other	109,539	83,387	67,758

Depreciation and amortization as reported	$2,000,496	$2,335,204	$2,274,870

Operating income/(loss)
Russia	$2,674,786	$2,776,030	$2,945,628
Ukraine	143,303	202,001	307,621
Uzbekistan	130,672	76,304	(1,009,930)
Other	(215,492)	(244,876)	(243,640)
Intercompany eliminations(1)	1,290	(574)	(3,618)

Operating income as reported	$2,734,559	$2,808,885	$1,996,061

(1)
Represents the elimination of inter-company transaction results, primarily interconnect and roaming arrangements.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill, provision for claims in Uzbekistan and other operating expenses.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2012, increased by $117.0 million, or 0.9%, to $12,435.7 million from $12,318.7 million for the year ended December 31, 2011. The dominant reason for the growth of our consolidated revenues for the year ended December 31, 2012, was the large increase in the usage of value-added services by our subscribers (by $440.8 million), which was mainly attributable to the increase of data traffic due to our active promotion of value-added services, the increase of mobile Internet penetration, active 3G network expansion and the consequent improvement of the quality of value-added services. The increase of our consolidated revenues for the year ended December 31, 2012 was also supported by the growth of interconnect revenues by $61.7 million and sales of handsets and accessories by $40.2 million. The growth of our interconnect revenues was due to the increase in the volume of traffic from our competitors. The increase in sales of handsets and accessories was stimulated by the continued expansion of our retail operations. In the year ended December 31, 2012, we experienced a decline in our voice revenues by $362.6 million which is attributable to our strong focus on data services promotion and termination of our operations in Uzbekistan. Our consolidated mobile subscriber base, excluding Uzbekistan increased and amounted to 95.5 million as of December 31, 2012 as compared to 91.8 million as of December 31, 2011. The increase in our consolidated revenues for the year ended December 31, 2012, as compared to the year ended December 31, 2011, was also partially offset by the depreciation of the Russian ruble, our functional currency in Russia, against the U.S. dollar by 5.8%, which resulted in the decrease of our revenues in U.S. dollar terms by approximately $630.9 million. The decrease in the mobile churn rate in Russia to 42.4% from 47.6% in 2011 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2012 remained stable and amounted to $3,529.9 million as compared to $3,536.1 million for the year ended December 31, 2011 and comprised 28.4% and 28.7% as a percentage of consolidated revenues for the year ended December 31, 2012 and 2011, respectively.

        Russia revenues for the year ended December 31, 2012, increased by 2.3% to $10,870.4 million from $10,627.3 million for the year ended December 31, 2011. The increase in Russia revenues in the year ended December 31, 2012, was primarily due to the growth of revenues from value-added services by $408.8 million; interconnect revenues by $89.8 million and sales of handsets and accessories by $44.9 million. The increase in Russia revenues for the year ended December 31, 2012, as compared to the year ended December 31, 2011, is also partially offset by the depreciation of the Russian ruble, our functional currency in Russia, against the U.S. dollar by 5.8%. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2012, grew to 20.5% as compared to 17.2% in the year ended December 31, 2011, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues as a percentage of Russia revenues in the year ended December 31, 2012, grew to 11.0%, as compared to 10.4%, in the year ended December 31, 2011, due to the growth in the volume of traffic from our competitors. Our continued expansion of our monobrand retail chain in 2012 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 8.5% in the year ended December 31, 2012, from 8.2% in the year ended December 31, 2011. In the year ended December 31, 2012, we experienced a decline in Russia voice revenues by $231.3 million which is attributable to our strong focus on promoting our data services.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2012, increased by 2.1% to $3,238.6 million from $3,171.9 million for the year ended December 31, 2011. The growth was primarily due to the increase in outgoing traffic volumes and cost of value-added services by $52.5 million. Interconnect expenses increased to $1,393.0 million or 12.8% of Russia revenues in the year ended December 31, 2012, from $1,346.6 million or 12.7% of Russia revenues in the year ended December 31, 2011, mainly due to the growth in outgoing network traffic. In the year ended December 31, 2012, our handsets sales margins in Russia increased to 18.2% from 6.1% for the year ended December 31, 2011. The main reason for the increase was the expansion of our retail operations and, consequently, of our ability to gain significant discounts from our vendors for purchase volumes. As a result, cost of handsets and accessories sold and SIM-cards provided to customers as a percentage of Russia revenues in the year ended December 31, 2012, decreased to 7.2% as compared to 8.1% in the year ended December 31, 2011. Active promotion of value-added services during the year ended December 31, 2012, resulted in an increase of value-added services cost as a percentage of Russia revenues in the year ended December 31, 2012, to 3.6% as compared to 3.1% in the year ended December 31, 2011.

        Ukraine revenues increased by 5.5% to $1,210.9 million in the year ended December 31, 2012, from $1,147.5 million in the year ended December 31, 2011, primarily due to the growth in usage of value-added services by our subscribers and the increase in the number of our subscribers by 6.2% to 20.7 million from 19.5 million. Value-added services revenues increased by 18.1% to $357.9 million in the year ended December 31, 2012, from $303.1 million in the year ended December 31, 2011, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2012, grew to 29.6%, as compared to 26.4% in the year ended December 31, 2011.

        Ukraine cost of services and cost of handsets and accessories decreased insignificantly by 3.5% to $311.4 million in the year ended December 31, 2012, from $322.7 million in the year ended December 31, 2011. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues decreased to 25.7% for the year ended December 31, 2012, from 28.1% for the year ended December 31, 2011. The decrease was mainly attributable to the decline in roaming expenses by 18.7% to $26.5 million for the year ended December 31, 2012 from $32.5 million for the year ended December 31, 2011 due to the growth of roaming discounts for traffic volume from our international roaming partners. Cost of handsets and accessories sold and SIM-cards provided to customers decreased by 36.4% to $18.4 million or 1.5% of Ukraine revenues for the year ended December 31, 2012 from $29.0 million or 2.5% of Ukraine revenues for the year ended December 31, 2011. The decline is attributable to the decrease of subsidized sales of handsets and accessories by 53.4% to $5.0 million for the year ended December 31, 2012 from $10.7 million for year ended December 31, 2011.

        Other countries and business activities revenues for the year ended December 31, 2012, decreased by 25.4% to $479.4 million from $643.0 million for the year ended December 31, 2011. The decline was caused by us ceasing to provide mobile telecommunications services in Uzbekistan in July 2012. In functional currency terms, other countries and business activities revenues, excluding Uzbekistan, remained stable in the year ended December 31, 2012, as compared to the year ended December 31, 2011. The subscriber base in Armenia as of December 31, 2012 as compared to December 31, 2011 remained stable and amounted to 2.4 million and we regained 1.4 million subscribers in Turkmenistan during the second half of the year ended December 31, 2012 as a result of resuming our operations in this country.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2012, decreased to $98.3 million from $132.7 million for the year ended December 31, 2011. The decline was caused by us ceasing to provide mobile telecommunications services in Uzbekistan in July 2012.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2012, increased by 42.1% to $3,923.1 million from $2,760.3 million for the year ended December 31, 2011. The increase of $1,162.9 million in sundry operating expenses was mainly attributable to the impairment of our assets in Uzbekistan and accrual of claims in the amount of $1,029.2 million and to a general increase in expenses caused by the growth in our operations in the amount of $133.7 million. Sundry operating expenses as a percentage of our total revenues increased to 31.5% in the year ended December 31, 2012, from 22.4% in the year ended December 31, 2011. The main reason of this increase was the loss we incurred in Uzbekistan, which contributed an additional 8.3% to sundry operating expense margin. The increase was also attributable to the increase in salary expenses and related social contributions by $91.0 million and as a percentage of our revenues to 10.6% for the year ended December 31, 2012 from 10.0% for the year ended December 31, 2011 due to our retail network expansion and a corresponding increase in the number of employees, as well as due to the change of the unified social tax rate.

        Russia sundry operating expenses for the year ended December 31, 2012, increased by 4.7% to $2,281.5 million from $2,179.6 million for the year ended December 31, 2011. Russia sundry operating expenses as a percentage of Russia revenues increased to 21.0% for the year ended December 31, 2012, from 20.5% for the year ended December 31, 2011. The increase of Russia sundry operating expenses as a percentage of Russia revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 9.4% for the year ended December 31, 2012, from 9.0% for the year ended December 31, 2011 due to our retail network expansion and a corresponding increase in the number of employees and the introduction of the unified social tax rate of 10% which contributed additional $30.4 million and $38.8 million, respectively.

        Ukraine sundry operating expenses for the year ended December 31, 2012, increased by 0.6% to $201.4 million from $200.2 million for the year ended December 31, 2011. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 16.6% for the year ended December 31, 2012, from 17.4% for the year ended December 31, 2011. The decrease in sundry operating expenses as a percentage of Ukraine revenues is primarily attributable to the decrease in the provision for bad debt and other operating expenses.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2012, increased by 277.6% to $1,437.2 million from $380.7 million for the year ended December 31, 2011. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues increased to 299.8% for the year ended December 31, 2012, from 59.2% for the year ended December 31, 2011. This increase was mainly attributable to the impairment of our assets and provision for claims in Uzbekistan in the total amount of $1,029.2 million.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2012, decreased by 19.0%, or $166.5 million, to $711.7 million from $878.2 million for the year ended December 31, 2011. This decrease was mainly attributable to the decrease in commissions payable to dealers by $119.0 million. Dealer commissions as a percentage of our revenues decreased to 3.7% for the years ended December 31, 2012 from 4.7% for the year ended December 31, 2011. This resulted from the fact that in 2012 we introduced changes into the motivation scheme for our dealers shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality which is measured by a percentage of subscriber payment. Also, as a result of our distribution strategy, the number of subscribers in Russia who were enrolled directly by us increased by 16% during the year ended December 31, 2012, as compared to the year ended December 31, 2011. Advertising and promotion expenses decreased by 15.6%, or $47.5 million, to $257.7 million for the year ended December 31, 2012, from $305.2 million for the year ended December 31, 2011, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues decreased to 5.7% for the year ended December 31, 2012, as compared to 7.1% for the year ended December 31, 2011.

        Russia sales and marketing expenses for the year ended December 31, 2012, decreased to $594.2 million, or 5.5% of Russia revenue, from to $749.4 million, or 7.1% of Russia revenues, for the year ended December 31, 2011. The decrease in sales and marketing expenses by 20.71% was due to the decrease of dealer commissions by $108.4 million and advertising and marketing expenses by $46.8 million. Dealer commissions as a percentage of Russia revenues decreased to 3.6% for the year ended December 31, 2012, from 4.7% for the year ended December 31, 2011. Advertising and marketing expenses as a percentage of Russia revenues decreased to 1.9% for the year ended December 31, 2012, as compared to 2.3% for the year ended December 31, 2011.

        Ukraine sales and marketing expenses for the year ended December 31, 2012, increased to $82.6 million, or 6.8% of Ukraine revenues, from $76.2 million, or 6.6% of Ukraine revenues, for the year ended December 31, 2011. The increase in sales and marketing expenses by $6.4 million and as a percentage of Ukraine revenues was primarily attributable to the increase in dealer commissions by $4.5 million as a result of revenue-sharing agreements.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2012, decreased by 31.3% to $41.1 million from $59.8 million for the year ended December 31, 2011. This decrease was mainly attributable to the reduction of advertising and promotion expenses as a result of our cost optimization efforts. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses decreased to 8.6% for the year ended December 31, 2012, from 9.3% for the year ended December 31, 2011. The decrease was mainly attributable to the termination of our operations in Uzbekistan in July 2012.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2012, decreased by 2.6% to $2,274.9 million from $2,335.2 million for the year ended December 31, 2011. The decrease was attributable to the termination of our operations in Uzbekistan, which contributed $66.4 million to the decline, decrease of customer base' amortization in Armenia by $10.4 million, as it was fully amortized in 2011 and decrease in the amount of accelerated depreciation in Ukraine. Depreciation and amortization expenses as a percentage of our total revenues decreased to 18.3% for the year ended December 31, 2012, from 19.0% for the year ended December 31, 2011.

        Russia depreciation and amortization for the year ended December 31, 2012, increased by 3.4% to $1,810.5 million from $1,750.4 million for the year ended December 31, 2011, mainly as a result of the development of our network in the regions, the build-out of our 3G and broadband Internet networks, the acquisition of fixed line operators and accelerated depreciation of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of total revenues increased to 16.7% for the year ended December 31, 2012, from 16.5% for the year ended December 31, 2011.

        Ukraine depreciation and amortization for the year ended December 31, 2012, was $307.9 million, or 25.4% of Ukraine revenues, and $346.3 million or 30.2% of Ukraine revenues, for the year ended December 31, 2011. In the year ended December 31, 2011, there was a decrease in useful life of certain equipment to be replaced which was fully amortized during 2011.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2012, decreased by 34.4% to $156.4 million from $238.5 million for the year ended December 31, 2011, and decreased as a percentage of other countries and business activities total revenues to 32.6% from 37.1% respectively. The decrease in other countries and business activities depreciation and amortization expense was primarily attributable to the termination of our operations in Uzbekistan and the decrease of the customer base amortization expenses in Armenia, which was fully amortized in the year 2011.

Operating income

        Consolidated operating income decreased by 28.9% to $1,996.1 million for the year ended December 31, 2012, from $2,808.9 million for the year ended December 31, 2011. Operating income as a percentage of our total revenues decreased to 16.1% for the year ended December 31, 2012, compared to 22.8% for the year ended December 31, 2011. The impairment of our assets and provision for claims in Uzbekistan of $1,029.2 million adversely affected our operating income and operating income margin for the year ended December 31, 2012.

        Russia operating income for the year ended December 31, 2012, increased by 6.1% to $2,945.6 million from $2,776.0 million for the year ended December 31, 2011. Russia operating income increased as a percentage of Russia revenues to 27.1% for the year ended December 31, 2012, from 26.1% for the year ended December 31, 2011, mainly due to the increase in Russia revenues by 2.3% with the simultaneous decrease in Russia sales and marketing expenses as a percentage of Russia revenues to 5.5% for the year ended December 31, 2012 from 7.1% for the year ended December 31, 2011 due to the reasons described above.

        Ukraine operating income for the year ended December 31, 2012, increased by 52.3% to $307.6 million from $202.0 million for the year ended December 31, 2011. Ukraine operating income increased as a percentage of Ukraine revenues to 25.4% for the year ended December 31, 2012, from 17.6% for the year ended December 31, 2011. These increases were largely due to the growth in Ukraine revenues by 5.5% and the simultaneous decline of depreciation and amortization expenses as a percentage of Ukraine revenues to 25.4% for the year ended December 31, 2012 from 30.2% for the year ended December 31, 2011 due to the reasons described above.

        Other countries and business activities operating loss for the year ended December 31, 2012, amounted to $1,253.6 million, while other countries and business activities' operating loss for the year ended December 31, 2011, was $168.6 million. The impairment of our assets and provision for claims in Uzbekistan of $1,029.2 million adversely affected other countries and business activities operating income for the year ended December 31, 2012.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gains for the year ended December 31, 2012, was $102.8 million, compared to the loss of $158.1 million for the year ended December 31, 2011. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2012 and 2011, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2012 and 2011. The gains recognized in 2011 as compared to losses recorded in 2011 were mainly due to the appreciation of the Russian ruble against the U.S. dollar and euro during the year ended December 31, 2012, as compared to 2011.

Interest expense

        Consolidated interest expense for the year ended December 31, 2012, decreased by $88.7 million, or 13.5%, to $568.2 million from $656.9 million for the year ended December 31, 2011. The decrease was mainly due to decrease of our weighted average interest rate (6.9% as of December 31, 2012 against 7.6% as of December 31, 2011) resulting from revision of coupon rate for MTS Notes due 2016 and drawing of funds under credit facility of Calyon, ING N.V. Nordea Bank AB, Reiffeisen Zentralbank

Osterreich AG, which bears relatively lower interest rate in comparison to RUB denominated notes and loans as well as decline in our average debt balance. In addition the extension of our construction activities in 2012 allowed us to capitalize $6.0 million more interest expense than in 2011.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2012, decreased by $21.5 million, or 43.5%, to a gain of $27.9 million, compared to a gain of $49.4 million for the year ended December 31, 2011. The decline is attributable to the depreciation of the Belarusian ruble against the U.S. dollar and subsequent decline in income of our equity investee in Belarus during the year ended December 31, 2012.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2012, increased to $23.2 million, as compared to $6.6 million for the year ended December 31, 2011. This increase was primarily attributable to the growth of expenses relating to the dispute with Nomihold and increase in loss from currency sale in the year ended December 31, 2012, as described in Note 16 to our consolidated financial statements.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2012, increased by 9.3% to $581.3 million from $531.6 million for the year ended December 31, 2011. The effective tax rate increased to 35.9% in the year ended December 31, 2012, from 25.3% in the year ended December 31, 2011 mainly as a result of loss from long-lived assets impairment and provision for claims in Uzbekistan (10.6%).

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2012, amounted to $31.2 million compared to net income attributable to the non-controlling interest of $123.8 million for the year ended December 31, 2011. The decline in net income attributable to the non-controlling interest resulted from the increase of our ownership interest in MGTS during the year ended December 31, 2011, from 51.3% to 94.1%.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2012, decreased by $436.7 million, or 30.2%, to $1,007.3 million, compared to $1,443.9 million for the year ended December 31, 2011. Net income as a percentage of revenues was 8.1% in the year ended December 31, 2012, and 11.7% in the year ended December 31, 2011. Net income attributable to the Group for the year ended December 31, 2012, as compared to the year ended December 31, 2011, decreased due to the effect of the loss from the impairment of our assets and provision for claims in Uzbekistan recognized in the year ended December 31, 2011. The decrease in net income attributable to the Group was partially offset by the overall increase in revenues by 1% with the simultaneous decrease in sales and marketing expenses and depreciation and amortization expenses as a percentage of revenues for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2011, increased by $1,025.5 million, or 9.1%, to $12,318.7 million from $11,293.2 million for the year ended December 31, 2010. The dominant reason for the growth of our consolidated revenues for the year ended December 31, 2011, was the large increase in the usage of value-added services by our subscribers (by $528.0 million), which was mainly attributable to the increase of data traffic due to our active promotion of value-added services, the increase of mobile Internet penetration, active 3G network expansion and the consequent improvement of the quality of value-added services. The increase of our consolidated revenues for the year ended December 31, 2011, was also helped by the growth of interconnect revenues (by $185.1 million), fixed revenues (by $143.8 million), sales of handsets and accessories (by $181.1 million). The growth of our interconnect revenues was supported by the overall increase in the volume of traffic from our competitors. The growth of fixed revenues was attributable to the regulatory price increase and the acquisitions of various regional operators throughout the year. The increase in sales of handsets and accessories was stimulated by the continued expansion of our retail operations. Our consolidated mobile subscriber base, excluding subscribers in Turkmenistan, remained stable and amounted to 101.1 million as of December 31, 2011. In Armenia and Uzbekistan, our revenues decreased in functional currency terms by approximately $14.5 million mainly due to the highly competitive environment in these countries.

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

        Russia revenues for the year ended December 31, 2011, increased by 12.9% to $10,627.3 million from $9,409.0 million for the year ended December 31, 2010. The increase in Russia revenues in the year ended December 31, 2011, was primarily due to the growth of revenues from value-added services by $474.3 million, fixed revenues by $144.9 million, interconnect revenues by $211.1 million, sales of handsets and accessories by $172.4 million. The increase in Russia revenues for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is also partially attributable to the appreciation of the Russian ruble, our functional currency in Russia, against the U.S. dollar by 3.2%, which resulted in an increase of our revenues in U.S. dollar terms by approximately $343.6 million. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2011, grew to 17.2% as compared to 14.3% in the year ended December 31, 2010, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues as a percentage of Russia revenues in the year ended December 31, 2011, grew to 10.4%, as compared to 9.5% in the year ended December 31, 2010, due to the growth in the volume of traffic from our competitors. Our continued expansion of our monobrand retail chain in 2011 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 8.2% in the year ended December 31, 2011, from 7.5% in the year ended December 31, 2010. The increase in fixed revenues was primarily due to the continued growth in domestic and international long distance and "calling party pays" traffic volumes, growth in the broadband Internet business and the regulatory price increase for residential and corporate voice services.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2011, increased by 23.5% to $3,171.9 million from $2,568.6 million for the year ended December 31, 2010. The growth was primarily due to the increase in outgoing traffic volumes, cost of handsets and accessories by $171.9 million and cost of value-added services by $95.6 million. Interconnect expenses increased by $265.1 million to $1,346.6 million or 12.7% of Russia revenues in the year ended December 31, 2011, from $1,081.5 million or 11.5% of Russia revenues in the year ended December 31, 2010, mainly due to the growth in outgoing network traffic. Cost of handsets and accessories sold and SIM-cards provided to customers as a percentage of Russia revenues in the year ended December 31, 2011, increased to 8.1% as compared to 7.4% in the year ended December 31, 2010, mainly due to the continued expansion of our retail business in 2011. Active promotion of value-added services during the year ended December 31, 2011, resulted in an increase of value-added services cost as a percentage of Russia revenues in the year ended December 31, 2011, to 3.1% as compared to 2.5% in the year ended December 31, 2010.

        Ukraine revenues increased by 6.3% to $1,147.5 million in the year ended December 31, 2011, from $1,078.8 million in the year ended December 31, 2010, primarily due to the growth in usage of value-added services by our subscribers and the increase in the number of our subscribers by 7.1% to 19.5 million from 18.2 million. Value-added services revenues increased by 23.6% to $303.1 million in the year ended December 31, 2011, from $245.2 million in the year ended December 31, 2010, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2011, grew to 26.4%, as compared to 22.7% in the year ended December 31, 2010.

        Ukraine cost of services and cost of handsets and accessories increased insignificantly by 1.9% to $322.7 million in the year ended December 31, 2011, from $316.7 million in the year ended December 31, 2010. The increase occurred primarily due to an increase in regular payments for radio frequencies and growth of electricity tariffs regulated by the government by $11.5 million to $64.4 million in the year ended December 31, 2011, from $52.9 million in the year ended December 31, 2010, and to 5.6% from 4.9%, respectively, as a percentage of Ukraine revenues. This was partially offset by a decrease in interconnect expenses by $5.8 million and as a percentage of Ukraine revenues to 13.9% for the year ended December 31, 2011, from 15.3% for the year ended December 31, 2010, due to the decrease in interconnect rates charged by Kyivstar. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues decreased to 28.1% for the year ended December 31, 2011, from 29.4% for the year ended December 31, 2010.

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

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2011, increased by 1.5% to $2,760.3 million from $2,719.0 million for the year ended December 31, 2010. The increase of $41.3 million in sundry operating expenses was partly attributable to a general increase in expenses caused by the growth in our operations, as well as the appreciation of the functional currencies, in countries in which we operate, against the U.S. dollar, which resulted in increase of our consolidated sundry operating expenses in U.S. dollar terms by approximately $89.2 million. Sundry operating expenses as a percentage of our total revenues decreased to 22.4% in the year ended December 31, 2011, from 24.1% in the year ended December 31, 2010. This decrease was mainly attributable to the decrease in salary expenses and related social contributions as a percentage of our revenues to 10.0% for the year ended December 31, 2011 from 10.4% for the year ended December 31, 2010, due to our cost reduction programs and improvements in operational efficiencies. Moreover, sundry operating expenses for the year ended December 31, 2010, were adversely affected by the impairment of our assets in Turkmenistan which contributed an additional 1.2% to sundry operating expense margin.

        Russia sundry operating expenses for the year ended December 31, 2011, increased by 6.6% to $2,179.6 million from $2,044.1 million for the year ended December 31, 2010. Russia sundry operating expenses as a percentage of Russia revenues decreased to 20.5% for the year ended December 31, 2011, from 21.7% for the year ended December 31, 2010. The decrease of Russia sundry operating expenses as a percentage of Russia revenues was mainly attributable to a decrease in the percentage of salary expenses and related social contributions to 9.0% for the year ended December 31, 2011, from 10.1% for the year ended December 31, 2010, due to our cost reduction programs and improvements in operational efficiencies.

        Ukraine sundry operating expenses for the year ended December 31, 2011, increased by 10.4% to $200.2 million from $181.4 million for the year ended December 31, 2010. Ukraine sundry operating expenses as a percentage of Ukraine revenues increased to 17.4% for the year ended December 31, 2011, from 16.8% for the year ended December 31, 2010. The increase is primarily attributable to the VAT-related changes in Ukrainian tax legislation.

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

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2011, increased by 3.2%, or $27.6 million, to $878.2 million from $850.6 million for the year ended December 31, 2010. This growth was mainly attributable to the increase in commissions payable to dealers by $42.2 million while dealers' commissions as a percentage of our revenues remained stable at 4.7% for the years ended December 31, 2011 and 2010. This resulted from the fact that dealers acquired subscribers with a higher ARPU, while our subscriber base remained stable. Advertising and promotion expenses decreased by 4.5%, or $14.6 million, to $305.2 million for the year ended December 31, 2011, from $319.7 million for the year ended December 31, 2010, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues decreased to 7.1% for the year ended December 31, 2011, as compared to 7.5% for the year ended December 31, 2010.

        Russia sales and marketing expenses for the year ended December 31, 2011, increased to $749.4 million, or 7.1% of Russia revenue, from $704.1 million, or 7.5% of Russia revenue, for the year ended December 31, 2010. The increase in sales and marketing expenses by 6.4% was due to the appreciation of the ruble which contributed additional $24.2 million and the increase of dealers commissions by $21.3 million. Dealer commissions as a percentage of Russia revenues decreased to 4.7% for the year ended December 31, 2011, from 4.9% for the year ended December 31, 2010. Advertising and marketing expenses as a percentage of Russia revenues decreased to 2.3% for the year ended December 31, 2011, as compared to 2.6% for the year ended December 31, 2010.

        Ukraine sales and marketing expenses for the year ended December 31, 2011, decreased to $76.2 million, or 6.6% of Ukraine revenues, from $82.0 million, or 7.6% of Ukraine revenues, for the year ended December 31, 2010. The decrease in sales and marketing expenses by $5.8 million and as a percentage of Ukraine revenues was primarily attributable to the reduction of advertising and promotion expenses by $6.6 million as a result of our cost optimization efforts.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2011, decreased by 14.6% to $59.8 million from $70.0 million for the year ended December 31, 2010. This decrease was mainly attributable to the reduction of advertising and promotion expenses by $14.2 million as a result of our cost optimization efforts. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses increased to 9.3% for the year ended December 31, 2011, from 8.1% for the year ended December 31, 2010. The increase was mainly attributable to the termination of our operations in Turkmenistan.

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

        Russia depreciation and amortization for the year ended December 31, 2011, increased by 23.5% to $1,750.4 million from $1,417.5 million for the year ended December 31, 2010, mainly as a result of the build-out of our 3G networks and acquisition of fixed line operators. Depreciation and amortization expenses as a percentage of total revenues increased to 16.5% for the year ended December 31, 2011, from 15.1% for the year ended December 31, 2010.

        Ukraine depreciation and amortization for the year ended December 31, 2011, was $346.3 million, or 30.2% of Ukraine revenues, and $355.4 million, or 32.9% of Ukraine revenues, for the year ended December 31, 2010. Depreciation and amortization expense as percentage of Ukraine revenues decreased due to the growth of our revenues from value-added services.

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

Operating Income

        Consolidated operating income increased by 2.7% to $2,808.9 million for the year ended December 31, 2011, from $2,734.6 million for the year ended December 31, 2010. Operating income as a percentage of our total revenues decreased to 22.8% for the year ended December 31, 2011, compared to 24.2% for the year ended December 31, 2010. The increase of operating income in absolute terms by $74.3 million was mainly driven by the growth of our consolidated revenues by $1,025.5 million due to the factors described above. Moreover, the impairment of our assets in Turkmenistan adversely affected our operating income for the year ended December 31, 2010. The decrease in operating income margin for the year ended December 31, 2011, was primarily due to an increase in depreciation and amortization, cost of services and cost of handsets and accessories as a percentage of our total revenues by 10.8% and 2.5%, respectively.

        Russia operating income for the year ended December 31, 2011, increased by 3.8% to $2,776.0 million from $2,674.8 million for the year ended December 31, 2010. Russia operating income decreased as a percentage of Russia revenues to 26.1% for the year ended December 31, 2011, from 28.1% for the year ended December 31, 2010, mainly due to the increase in depreciation and amortization expenses as a percentage of Russia revenues to 16.5% for the year ended December 31, 2011, from 15.1% for the year ended December 31, 2010. The decrease was also accelerated by the expansion of our retail network with its historically lower margins on sales of handsets and accessories, and a slight increase in cost of services as a percentage of our Russia revenues to 29.8% for the year ended December 31, 2011, from 27.3% for the year ended December 31, 2010, due to the reasons described above. The increase of cost of services and cost of handsets and accessories was offset by a decrease in sales and marketing and sundry operating expenses as a percentage of Russia revenues to 27.6% for the year ended December 31, 2011, from 29.2% for the year ended December 31, 2010, due to cost reduction programs and improvements in operational efficiencies.

        Ukraine operating income for the year ended December 31, 2011, increased by 40.9% to $202.0 million from $143.3 million for the year ended December 31, 2010. Ukraine operating income increased as a percentage of Ukraine revenues to 17.6% for the year ended December 31, 2011, from 13.3% for the year ended December 31, 2010. These increases were largely due to the growth in Ukraine revenues by $68.7 million and the simultaneous decline of interconnect expense as a percentage of Ukraine revenues by 1.4% due to a decrease in interconnect rates charged by Kyivstar. We also experienced a decrease of sales and marketing expenses as a percentage of Ukraine revenues to 6.6% for the year ended December 31, 2011, from 7.6% for the year ended December 31, 2010, which resulted from our cost optimization efforts. Depreciation and amortization expenses also declined as a percentage of our Ukraine revenues to 30.2% for the year ended December 31, 2011, from 32.9% for the year ended December 31, 2010.

        Other countries and business activities operating loss for the year ended December 31, 2011, amounted to $168.6 million, while other countries and business activities' operating loss for the year ended December 31, 2010, was $84.8 million. The increase in loss resulted from growth in sundry operating expenses of our corporate headquarters by $75.8 million due to the reasons described above and the increase in depreciation and amortization expense as a percentage of other countries and business activities revenues to 37.1% for the year ended December 31, 2011, from 26.3% for the year ended December 31, 2010. This was primarily attributable to the termination of our operations in Turkmenistan and the increase in depreciation expenses in Uzbekistan by $37.0 million, where we continued to expand our network while our revenues decreased by $221.3 million due to the factors described above.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction losses for the year ended December 31, 2011, were $158.1 million, compared to gains of $20.2 million for the year ended December 31, 2010. We conduct our operations within the Russian Federation, Ukraine, Uzbekistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2011 and 2010, and the currency exchange and transaction losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2011 and 2010. The losses recognized in 2011 as compared to gains recorded in 2010 were mainly due to the depreciation of the Russian ruble and the Uzbek som against the U.S. dollar and euro during the year ended December 31, 2011, as compared to 2010.

Interest expense

        Consolidated interest expense for the year ended December 31, 2011, decreased by $120.4 million, or 15.5%, to $656.9 million from $777.3 million for the year ended December 31, 2010. The decrease in the amount of $60.7 million is due to the decline in amortization of our debt issuance costs. In 2010, the amortization of debt issuance costs was affected by the voluntary repayment of approximately $1.4 billion of our debt balance outstanding as of December 31, 2010, before the due date, which resulted in an immediate write-off of the related debt issuance cost in a total amount of $24.3 million. Additionally, in 2010, we renegotiated the interest rates and maturities of several credit facilities, which led to a significant modification of the related debt agreements and the consequent write-off of capitalized issuance costs totaling $26.4 million. None of the amendments to our credit facilities agreements in 2011 were considered to be substantial, so that no additional expense occurred. The hedging activities in 2011 resulted in an interest expense decrease in the amount of $19.2 million as compared to 2010. The extension of our construction activities in 2011 allowed us to capitalize $8.4 million more interest expense than in 2010. The remaining decrease was due to the decrease in our weighted average interest rate in 2011. See Note 17 to our consolidated financial statements for more information.

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

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2011, decreased to $6.6 million, as compared to $66.9 million for the year ended December 31, 2010. This decrease was primarily attributable to accrued damages plus interest in the amount of $40.8 million relating to the dispute with Nomihold in the year ended December 31, 2010, as described in Note 27 to our consolidated financial statements.

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

B.  Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $2.5 billion through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 86 billion (equivalent in aggregate to $2.8 billion as of December 31, 2012). Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately $5.0 billion as of December 31, 2012. We repaid approximately $2,041.8 million of indebtedness in 2012. As of December 31, 2012, the total amount available to us under our credit facilities amounted to $773.2 million. We had total indebtedness of approximately $7.6 billion as of December 31, 2012, including capital lease obligations, compared to approximately $8.7 billion as of December 31, 2011. Our total interest expense for the years ended December 31, 2011 and 2012, was $656.9 million and $ 568.2 million, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2010, 2011 and 2012 were $2,647.1 million, 2,584.5 million and $2,902.8 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2013 to be approximately 20% of our total 2013 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to commence the LTE deployment and installation in certain key regions as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, $934.9 million, $1,083.6 million and $69.1 million (net of cash acquired) in 2010, 2011 and 2012, respectively, was spent to acquire businesses. Part of the consideration was paid in connection with our acquisition of Comstar and MGTS. See "Item 3. Key Information—A. Selected Financial Data" and Note 3 to our audited consolidated financial statements. We used cash provided by operating activities as well as external credit facilities to finance our capital expenditures and acquisitions. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2012, $330.5 million are due in 2013, $448.4 million are due in 2014 and $742.5 million are due in 2015. Of our bank loans outstanding as of December 31, 2012, $573.6 million is due in 2013, $230.4 million is due in 2014 and $1,301.1 million is due in 2015. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of $991.2 million (including dividends on treasury shares of $35.1 million) for the year 2009, of which $0.6 million remained payable as of December 31, 2010, $1,066.8 million (including dividends on treasury shares of $40.0 million) for 2010, of which $0.2 million remained payable as of December 31, 2011, and $916.3 million (including dividends on treasury shares of $34.4 million) for 2011. Dividends payable to our shareholders as of December 31, 2012, amounted to $0.1 million.

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

        As of December 31, 2012, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2012, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2012)	Amount
			(in thousands of U.S. dollars)
MTS International Funding Notes due 2020	USD	8.625%	750,000
MTS OJSC Notes due 2013	RUB	7.00%	14,118
MTS OJSC Notes due 2014	RUB	7.6%	448,382
MTS OJSC Notes due 2015	RUB	7.75%	248,150
MTS OJSC Notes due 2016(1)	RUB	8.75%	58,865
MTS OJSC Notes due 2017	RUB	8.70%	329,243
MTS OJSC Notes due 2018	RUB	8.00%	316,419
MTS OJSC Notes due 2020	RUB	8.15%	493,865
Plus: unamortized premium			476

Total notes			2,659,518
Less: current portion			(330,537)

Total notes, long-term			2,328,981

(1)
In July 2012 the Group changed the coupon rate for MTS OJSC Notes due 2016 from 14.25% to 8.75%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2016 at the request of eligible noteholders in the amount of RUB 13.2 billion ($401.0 million as of the date of the transaction). The new coupon rate is valid till the final due dates of the notes.

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates on which the new coupon will be announced for each note issue are as follows:

MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. We are also prohibited from having any judgment, decree or order for payment of money in an amount $15.0 million for MTS International Funding Notes unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with all our note covenants as of December 31, 2012.

Bank loans

        As of December 31, 2012, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual as of December 31, 2012)	Amount outstanding as of December 31, 2012
			(in thousands of U.S. dollars)
USD-denominated
Calyon, ING Bank N.V., Nordea Bank AB, Raiffeisen Zenralbank Osterreich AG	2013 - 2020	LIBOR+1.15% (1.66%)	923,182
Skandinavska Enskilda Banken AB	2013 - 2017	LIBOR+0.23% - 1.8% (0.73% - 2.31%)	167,000
HSBC Bank plc and ING BHF Bank AG	2013 - 2014	LIBOR+0.3% (0.81%)	31,762
HSBC Bank plc, ING Bank and Bayerische Landesbank	2013 - 2015	LIBOR+0.3% (0.81%)	26,351
Citibank International plc and ING Bank N.V.	2013	LIBOR+0.43% (0.93%)	18,889
Commerzbank AG, ING Bank AG and HSBC Bank plc	2013 - 2014	LIBOR+0.3% (0.81%)	21,704
ABN AMRO Bank N.V.	2013	LIBOR+0.35% (0.86%)	6,287
Other	2013	various	3,004

			$1,198,179
EUR-denominated
Credit Agricole Corporate Bank and BNP Paribas	2013 - 2018	EURIBOR+1.65% (1.97%)	55,032
LBBW	2013 - 2017	EURIBOR+0.75% (1.07%)	30,884
Bank of China	2013 - 2016	EURIBOR+1.95% (2.27%)	95,630
ABN AMRO Bank N.V.	2013	EURIBOR+0.35% (0.67%)	4,584
Other	2013	various	2,023

			$188,153
RUB-denominated
Sberbank(1)	2015 - 2017	8.50%	3,292,430
Bank of Moscow	2013	8.25%	131,697
REPO	2013 - 2015	6.13%	147,659
Other	2013 - 2023	various	17,288

			$3,589,074
Total bank loans			$4,975,406
Less: current portion			(573,597)

Total bank loans, long-term			$4,401,809

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

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $10.0 million for a period of over 60 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2012.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2012:

Payments due in the year ended December 31,	Notes	Bank Loans
	(in thousands of U.S. dollars)
2013	$330,537	$573,597
2014	448,382	230,444
2015	742,490	1,301,100
2016	58,865	1,297,657
2017	329,244	1,257,809
Thereafter	750,000	314,799

Total	$2,659,518	$4,975,406

        In addition, we had capital lease obligations in the amount of $12.3 million and $7.0 million as of December 31, 2011 and 2012, respectively. The terms of our material debt obligations are described in Note 17 to our audited consolidated financial statements.

        Subsequent to December 31, 2012, we repaid approximately $379.9 million (based on the ruble and Euro exchange rates as of the payment dates) in short-term and long-term indebtedness.

        In addition, Sistema, which currently controls 50.8% of our total charter capital (52.8% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Cash flows:
Net cash provided by operating activities	$3,617,170	$3,849,005	$4,236,613
Net cash used in investing activities	(2,181,627)	(2,555,039)	(3,060,209)
Net cash provided by/(used in) financing activities	(3,036,442)	(270,308)	(2,407,621)
Effect of exchange rate changes on cash and cash equivalents	(417)	(100,526)	105,194

Net increase/(decrease) in cash	$(1,601,316)	$923,132	$(1,126,023)

Cash outlays for:
Capital expenditures(1)	$(2,647,117)	$(2,584,466)	$(2,902,768)
Acquisition of subsidiaries, net of cash acquired	$(195,106)	$(219,474)	$(60,933)
Cash payments for the acquisition of subsidiaries from related party and non-controlling interests	$(739,756)	$(864,081)	$(8,190)

(1)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2012, net cash provided by operating activities was $4,236.6 million, an increase of 10.1% from the year ended December 31, 2011. This increase was primarily attributable to an increase in total revenues due to the increased usage of value added services by our subscribers.

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Net cash provided by operating activities	3,617.2	3,849.0	4,236.6

(in millions of U.S. dollars)
Less:
Purchases of property, plant and equipment	(1,914.3)	(2,239.8)	(2,642.8)
Purchases of intangible assets	(732.8)	(344.7)	(260.0)
Proceeds from sale of property, plant and equipment	6.8	22.6	12.7
Proceeds from / (purchases of) other investments	749.7	(44.2)	(1.7)
Investments in and advances to associates	(2.9)	3.0	—
Acquisition of subsidiaries, net of cash acquired	(195.1)	(219.5)	(60.9)

Free cash flow	1,528.6	1,026.4	1, 283.9

        Net cash used in investing activities in the year ended December 31, 2012 was $3,060.2 million, an increase of 19.8% from the year ended December 31, 2011. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2012, increased by $318.3 million. The cash outflow relating to short term and other investments in the form of deposits and loans increased by $328.2 million. The amount of cash paid for acquisition of subsidiaries, net of cash acquired, decreased by $158.5 million.

        Net cash used in financing activities in the year ended December 31, 2012 was $2,407.6 million, compared to $270.3 million used in the year ended December 31, 2011. The increase was mainly attributable to our repayments of loans and debt, which were by $1,683.8 million greater than in 2011 (of which $909.9 million was due to the voluntary early repayment of Gazprombank and Moscow Bank facilities. In addition, the amount of funds raised by us in the year ended December 31, 2012 decreased by $1,691.8 million, as compared to the year ended December 31, 2011. The effect of change in cash flows related to debt activities was partially offset by decrease in cash payments for acquisitions of subsidiaries from related parties and non-controlling interests (by $855.9 million), dividends paid (by $316.9 million) and notes and debt issuance cost (by $70.8 million).

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

        Net cash used in financing activities in the year ended December 31, 2011 was $270.3 million, compared to $3,036.4 million used in the year ended December 31, 2010. The change was due to a significant decrease in proceeds from loans and issuance of notes (by $2,127.8 million), coupled with the increase in cash payments made for the acquisition of non-controlling interest in existing subsidiaries (by $124.3 million) and dividends paid (by $264.0 million), offset by the lower amount of loan principal and notes paid (by $5,284.0 million) during the year.

Liquidity

        As of December 31, 2012, we had total cash and cash equivalents of $724,8 million ($360.6 million in rubles, $91.5 million in U.S. dollars, $166.6 million in euros, $85.9 million in Ukrainian hryvnias, $12.0 million in Uzbek soms, $5.8 million in Turkmenistan manat, $2.4 million in Armenian dram). In addition, as of December 31, 2012, we had short-term investments of $132.8 million, mostly in deposits in various banks. We also had $773.2 million available under existing credit facilities as of December 31, 2012. For a description of our outstanding external financing, see Note 17 to our audited consolidated financial statements.

        As of December 31, 2012, we had a working capital deficit of $692.8 million compared to a surplus of $272.8 million as of December 31, 2011. The decrease in working capital was mainly attributable to a decrease in our total cash and cash equivalents by $1,126.0 million and the increase in accrued liabilities by $456.5 million (thereof $264.4 related to provision for claims in Uzbekistan), partially offset by increase in trade receivables and prepaid expenses by $235.0 million and $91.4 respectively, as well as by decrease in the current debt and trade accounts payable balances by $244.8 million and $55.4 million, respectively. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2010, 2011 and 2012 that was distributable under Russian legislation amounted to $903.2 million, $1,798.6 million and $1,381.3 million, respectively.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $127.9 million,

$19.0 million and $518.9 for the years ended December 31, 2010, 2011 and 2012, respectively. See also Note 2 to our audited consolidated financial statements.

Investments impairment

        Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value.

Impairment of Goodwill

        Goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in a purchase business combination and is not amortized. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. As of December 31, 2012, we recognized goodwill impairment in the amount of $108.5 million related to Uzdunrobita Litigation (please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of Uzdunrobita, Ltd., MTS' wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan, "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan" and Note 4 to our audited consolidated financial statements).

Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 29 to our audited consolidated financial statements.

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

New Accounting Pronouncements

        There were no accounting pronouncements during the year ended December 31, 2012, that had or may have a material impact on our financial position, operating results and disclosures. See Note 2 to our audited consolidated financial statements.

C.  Research and Development, Patents and Licenses, etc.

        Not applicable.

D.  Trend Information

Sales

        In 2012, our revenues in Russia and Ukraine increased by 2.3% and 5.5%, respectively. Our mobile subscriber base, excluding Uzbekistan increased 95.5 million subscribers from 91.8 million subscribers as of December 31, 2012. We expect our consolidated subscriber base to grow in 2013 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2013 mainly based on growth in data usage and the development of our broadband business in the regions.

        Average monthly service revenue per subscriber in Russia increased to $9.6 for the year ended December 31, 2012, from $9.3 for the year ended December 31, 2011. Average monthly minutes of use per subscriber in Russia increased to 304 minutes in 2012 from 269 minutes in 2011 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers. We expect average monthly service revenue per subscriber in Russia to remain stable in 2013 as we plan to decrease prices and stimulate growth in usage of data services. We also believe that average monthly minutes of use per subscriber will remain stable with an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base increased to approximately 20.7 million subscribers as of December 31, 2012, from 19.5 million subscribers as of December 31, 2011. In Ukraine, average monthly service revenue per subscriber remained stable and amounted to UAH 39.2 ($4.9). The average monthly minutes of use per subscriber increased from 580 minutes in 2011 to 597 minutes in 2012 due to the introduction and promotion of a wide range of attractive tariffs aimed at stimulating traffic, such as inexpensive on-net calling rates. In 2013, we expect revenues to increase mainly due to increase in usage of data services. We expect the average monthly minutes of use per subscriber will remain stable in 2013. We expect MTS Ukraine's subscriber base to increase in 2013 due to an attractive price to value ratio, a policy of regionalization and the ongoing development of new customer segments.

        Our subscriber base in Armenia remained stable and amounted to 2.4 million subscribers in 2012. The average monthly service revenue per subscriber in Armenia remained stable and amounted to 2,656.4 dram ($6.6). We expect the average monthly service revenue per subscriber in Armenia to decline mainly due to the growth of competition on these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM-card usage per person.

        Our primary operating license in Turkmenistan was resumed, and all of our operations in the country fully recommenced since October 1, 2012. Our subscriber base in Turkmenistan amounted to approximately 1.4 million subscribers as of December 31, 2012. We expect our subscriber base and revenues to increase and our market to enhance in 2013.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2012, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. In 2012, business activity increased in Russia and Ukraine, the unemployment rate declined, consumption and spending grew and the ruble appreciated against the U.S. dollar. We expect these macroeconomic trends in Russia and Ukraine to continue throughout 2013.

        We expect a challenging operating environment in 2013 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro- denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuation," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia decreased to 42.4% during the year ended December 31, 2012, as compared to 47.6% for the year ended December 31, 2011, as we improved the quality of customer service by developing our proprietary mono-brand retail network in Russia and revised the pattern of interaction with dealers. In addition, we continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to continue reducing the churn rate in 2013, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 30.5% for the year ended December 31, 2012, from 30.7% for the year ended December 31, 2011. This decrease was achieved by adjusting our tariffs in response to changes in the market and economic environment and focusing on subscriber base management.

E.  Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        In 2007, 2008 and 2009 we entered into variable-to-fixed interest rate swap agreements to manage the exposure to changes in variable interest rate related to debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2011, mature in 2012-2015.

        In 2012 and 2009, we entered into several cross-currency interest rate swap agreements with various banks. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. The instruments qualify for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly effective hedges. Our cross-currency interest rate swap contracts outstanding as of December 31, 2012, mature in 2019.

F.  Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2012:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in thousands of U.S. dollars)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	904,134	2,722,416	2,943,575	1,064,799	7,634,924
Interest Payments(2)	522,512	964,563	486,706	170,552	2,144,333
Capital Lease Obligations	11,671	1,733			13,404
Operating Lease Obligations	165,076	42,014	12,451	58,245	277,786
Purchase Obligations(3)	851,824	335,763	950	162	1,188,699
Asset retirement obligation	—	—	—	90,986	90,986

Retirement and post-retirement obligation	1,405	5,571	5,801	27,143	39,920

Payments related to business acquisitions	9,111	—	—	—	9,111

Uncertain Income Tax Position	10,576	—	—	—	10,576

Total	2,466,113	4,074,463	3,452,823	1,414,783	11,419,352

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2012, scheduled maturities for the debt and interest rates effective as of December 31, 2012. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 17 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.   Directors, Senior Management and Employees

A.  Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board, Non-Executive Director
Alexei N. Buyanov	1969	Deputy Chairman of the Board, Non-Executive Director
Anton V. Abugov	1976	Deputy Chairman of the Board, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Alexander E. Gorbunov	1967	Non-Executive Director
Michel Combes	1962	Non-Executive Independent Director
Thomas Holtrop	1954	Non-Executive Independent Director
Andrei A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Alexey V. Kornya(3)(4)	1975	Vice President—Member of Management Board—Chief Financial Officer ("CFO")
Andrei E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology Officer
Frederic Vanoosthuyze(3)	1973	Vice President—Member of Management Board—Information Technology
Alexander V. Popovskiy(3)	1977	Vice President—Member of Management Board—Chief Operating Officer ("COO")
Vasil I. Latsanych(3)	1972	Vice President—Member of Management Board—Marketing
Dr. Michael Hecker(3)	1970	Vice President—Member of Management Board—Strategy, Mergers and Acquisitions (M&A) and Corporate Development
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Vadim E. Savchenko(3)	1974	Vice President—Member of Management Board—Sales and Customer Service
Igor V. Alyoshin	1965	Vice President—Security
Mikhail A. Arkhipov	1982	Vice President—HR
Artem M. Vasilyev	1977	Acting Vice President—Director of "MTS Foreign Subsidiaries" Business Unit
Valery V. Shorzhin	1963	Director, Procurement Management

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. He is also the Chairman of our Strategy Committee and member of the Budget Committee. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema since May 2009 till 2011. He served as a member of the Board of Directors of Sistema form 2005 till 2012 and he served as Chairman of the Board of Directors of various Sistema-affiliated companies. Currently Mr. Sommer is a Chairman of the Board of Directors of Sistema Shyam Teleservices Ltd. He is also a member of the Board of Directors of Tata Consultancy Services, a member of the Supervisory Board of Munich Reinsurance, and a member of the International Advisory Board of The Blackstone Group. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Alexei N. Buyanov has served as one of our Directors since June 2003 and as Deputy Chairman of the Board since June 2009. He is also a Chairman of our Budget Committee, Corporate Conduct and Ethics Committee. He served as Chairman of our Board of Directors from June 2007 until February 2008. Mr. Buyanov has served as Senior Vice President and Chief of the Finance and Investments Department of Sistema since April 2005. From 2002 to 2005, he served as First Vice President of Sistema. From 1998 to 2002, he served as our Vice President for Investments and Securities. He also serves on the Board of Directors of various other companies affiliated with Sistema, including MFB, ANK Bashneft, Ecu Gest Holding S.A. and MTS Bank (as Chairman of the Board of Directors).

        Anton V. Abugov has served as one of our Directors since June 2008 and as Deputy Chairman of the Board since June 2012. He is also a member of our Strategy Committee. In addition, Mr. Abugov serves on the Board of Directors of various other companies affiliated with Sistema, including ANK Bashneft, Bashkirenergo and NK RussNeft. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. He is also a member of the Strategy Committee and the Investor Relations Committee at Sistema. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group ("UFG") in different positions, including head of corporate finance from 1999 to 2002.

        Vsevolod Rozanov has served as one of our Directors since June 2012. He is also member of our Budget Committee, Corporate Conduct and Ethics Committee. In 2008 was appointed president of Sistema Shyam TeleServices Ltd. (India). From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Appointment Committee, member of our Audit Committee, Corporate Conduct and Ethics Committee, Strategy Committee and the Chairman of the Committee of Independent Directors on MTS-Bank acquisition project. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, KPN Royal N.V., E-Plus GmbH Germany, Arrow Creek Investments 75 (PTY) LTD South Africa.

        Alexander E. Gorbunov has served as one of our Directors since February 2013. He also is a member of our Strategy Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as Sistema Shyam Teleservices Limited, SMM, Stream LLC, Cosmos-TV JSC. From 2011 until 2012, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Michel Combes has served as one of our Directors since February 2013. He also is a member of the Remuneration and Appointment Committee, Audit Committee and Committee of Independent Directors on MTS-Bank acquisition project. Mr. Combes serves as Chief Executive Officer of Alcatel-Lucent SA. Mr. Combes also serves as Chairman of the Supervisory Board at Assystem and as Non-Executive Director and a member of the Board of Directors of ISS. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2006 to 2008, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

        Thomas Holtrop has served as one of our Directors since February 2013. From 2009 until 2012, he served as a member of the Board of directors at Comstar. He also is the Chairman of our Audit Committee, member of the Remuneration and Appointment Committee and Committee of Independent Directors on MTS-Bank acquisition project. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner&Jahr (Hamburg). Prior to that, from 2001 to 2006, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc and was a member of the Board of Directors at Bank 24 Ag and Deutsche Bank 24 AG.

        Andrei A. Dubovskov has served as our President and CEO since March 2011. He also is the Chairman of our Directors since June 2011, a member of our Corporate Conduct and Ethics Committee, Strategy Committee. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Alexey V. Kornya has served as our Vice President—CFO since June 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer. He is a member of our Management Board and a member of the Board of Directors of RTC, a member of the Board of Directors of MTS-Bank and a member of the Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2009, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-Region branch from July 2004 to November 2004.

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

        Igor V. Alyoshin has been appointed MTS Vice President for Security in January 2013. Prior to joining MTS, from 2012 to 2013, Mr. Alyoshin worked at CJSC Medsi Group as Vice President for Security and HR, member of the Executive Board and Vice President for Security and Assets Safeguard. Prior to that, he served as Deputy Interior Minister of Russian Federation in 2011-1012, Minister of Interior of Republic Bashkortostan in 2008-2011 and Minister of Interior of Republic Karelia in 2006-2008. Since 1989 until 2006 Mr. Alyoshin worked in Directorate of Internal Affairs of Omsk region, taking various positions, from officer of criminal investigation and economic crimes prevention to Head of Department of Economic Crimes prevention, first Deputy Head and further Head of Criminal Investigation Militia.

        Mikhail A. Arkhipov has served as our Vice President—HR starting April 2013. Prior to joining us, from 2009 to 2013, he has worked at SIBUR, where he has taken several positions, from Head of Compensations and Benefits to HR Director. From 2004 to 2009, he held various positions at SUN Interbrew and KPMG.

        Artem M. Vasilyev has served as our Acting Vice President—Director of "MTS Foreign Subsidiaries" Business Unit starting February 2013. Prior to that, starting 2010, he has served as Head of Sales and Marketing Department of "MTS Foreign Subsidiaries" Business Unit. Mr. Vasilyev has

joined MTS in 2008 as Project Director in Sales and Marketing Department. Prior to joining MTS, Mr. Vasilyev held various positions in OJSC VimpelCom, LLC Mobitel.

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

        Our directors were elected at the extraordinary general shareholders' meeting on February 14, 2013 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 25, 2013. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2012 an aggregate amount of approximately $32.2 million for services in all capacities provided to us; this amount comprised $16.9 million in base salaries and $15.3 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to monetary remuneration based on the quoted prices of our ADS on the NYSE. Related compensation accrued in 2012 amounted to $46.5 million. For additional information, see Note 2 to our audited consolidated financial statements.

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

Audit Committee

        Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Thomas Holtrop, Stanley Miller and Michel Combes, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; and resolving matters arising during the course of audits.

        According to the bylaws, the Audit Committee shall convene with our external auditors at least four times a year, but may convene more frequently if the Audit Committee chooses to do so.

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of three members appointed by the Board of Directors. The current members are Michel Combes, Thomas Holtrop and, Stanley Miller, who serves as Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

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

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The Management Board can consist of up to 15 members with each member being nominated by the President and approved by the Board of Directors. The Management Board is formed for a period of time determined by the Board of Directors, but the duration of the Management Board's term cannot exceed that of the President, who is elected by the Board of Directors for a term of up to three years. The Chairman of the Management Board is the President. Currently, our Management Board consists of 11 members.

Disclosure Committee

        In April 2007, we established an advisory body called the Disclosure Committee. The Disclosure Committee supervises our compliance with disclosure standards in connection with all public information regarding us. These disclosure standards are based on principles of timeliness, accuracy and completeness. Members of the Disclosure Committee may be nominated by various divisions of MTS, willing to have representatives in the Disclosure Committee. Members are appointed by the President. Alexey Kornya, our CFO, is the Chairman of the Disclosure Committee. Currently, our Disclosure Committee consists of seven members, two of whom are officers of the company.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant and Managing Director of the Finance and Investment Complex at Sistema;

  •
  Aleksandr S. Obermeister, who holds the position of Director of Planning and Management Accounting in Finance and Investment Complex at Sistema; and

  •
  Maxim A. Mamonov, who holds the position of Managing Director of the Internal Control of Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2013.

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

D.  Employees

        At December 31, 2012, we had 62,077 employees. Of our 56,617 employees in Russia, we estimate that 568 were executives; 14,625 were technical and maintenance employees; 32,330 were sales, marketing and customer service staff; and 9,094 were administration and finance staff. In addition, of the 56,617 employees in Russia, we estimate that 19,654 were employed in our retail unit.

        As of December 31, 2012, 3,096 of our employees worked in Ukraine. Of these employees, we estimate that 20 were executives; 1,110 were technical and maintenance employees; 1,333 were sales, marketing and customer service staff; and 733 were administration and finance staff.

        As of December 31, 2012, 618 of our employees worked in Uzbekistan. Of these employees, we estimate that 46 were executives; 267 were technical and maintenance employees; 78 were sales, marketing and customer service staff; and 227 were administration and finance staff. Since the licenses for the provision of telecommunication services in Uzbekistan were withdrawn in August 2012, the number of our employees in Uzbekistan decreased significantly. For more information, see "Item 3. Key Information—D. Risk Factors—Other Risks—The inability of Uzdunrobita, Ltd., our wholly-owned subsidiary in Uzbekistan, to resume its operations in Uzbekistan may adversely affect our business, financial condition and results of operations."

        As of December 31, 2012, 565 of our employees worked in Turkmenistan. Of these employees, we estimate that 12 were executives; 95 were technical and maintenance employees; 346 were sales, marketing and customer service staff; and 112 were administration and finance staff.

        As of December 31, 2012, 1,181 of our employees worked in Armenia. Of these employees, we estimate that 11 were executives; 156 were technical and maintenance employees; 655 were sales, marketing and customer service staff; and 359 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2010, 2011 and 2012:

	At December 31,
	2010	2011	2012
Russia	52,561	52,300	56,617
Ukraine	3,051	3,063	3,096
Uzbekistan	1,363	1,419	618
Turkmenistan	904	70	565
Armenia	1,193	1,200	1,181

Total	59,072	58,052	62,077

        Our employees are not unionized, except for 5,279 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.  Share Ownership

        As of April 1, 2013, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2013, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2013
Directors and Executive officers	Number	%(1)
Andrei A. Dubovskov, Executive Director, President and CEO	15,620	0.00079%

Alexander V. Popovskiy, COO	20,717	0.00104%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	19,824	0.00100%
Andrei E. Ushatsky, Vice President—Chief Technology Officer	14,000	0.00070%
Konstantin V. Markov	14,395	0.00072%
Total	84,556	0.00425%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,831,183 ordinary shares outstanding as of April 1, 2013.

Item 7.   Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of April 1, 2013, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2013
Name	Number	Percentage
Sistema(1)	636,224,752	31.99%
Sistema Holding Limited	193,473,900	9.73%
STA(2)	220,467,234	11.08%
ADR holders(3)	709,401,170	35.67%
Other Public Float (including our directors and executive officers)(4)	229,264,127	11.53%

Total(5)	1,988,831,183	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 11.1% beneficial ownership after VAST LLC ("VAST") and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010, 2011 and 2012, respectively.

(3)
Excludes treasury shares held in the form of ADSs, as described below. As of April 1, 2013, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. Of these ADSs, approximately 61.5% were held by U.S. investors as of April 15, 2013. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,163 of our ordinary shares as of April 1, 2013. We did not undertake any repurchases of ADSs in the years ended December 31, 2010, 2011 and 2012. A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) as part of our reorganization during 2011. See "Item 3. Key information—A. Selected Financial Data."

        As of April 1, 2013, we held a total of 77,582,379 shares, of which approximately 87.7% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of December 31, 2012, Sistema's effective ownership in us was 52.8%.

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

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note is an interest free and is repayable in 2017. As of December 31, 2012 and 2011, the amount receivable from Sistema under the promissory note was $20.4 million and $19.2 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In June 2010, we accepted a promissory note from Sistema in exchange for a promissory note of Sky Link. The note is interest free and was repaid upon demand in the year ended December 31, 2011.

Svyazinvest

        We have entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. In connection therewith, during the years ended December 31, 2010, we incurred expenses of $29.2 million, payable to Svyazinvest, and accrued revenues of $43.2 million, from Svyazinvest. During the year ended December 31, 2010, Svyazinvest ceased to be related to us.

MTS Bank

        We maintain certain number of deposit and loan agreements, with MTS Bank, a subsidiary of Sistema. As of December 31, 2010, 2011 and 2012, we had cash positions at MTS Bank in the amount of $378.7 million, $311.5 million and $268.7 million in current accounts, respectively. The interest accrued on loan receivable, the deposits and cash on current accounts for the years ended December 31, 2010, 2011, and 2012, amounted to $19.7 million, $14.9 million and $5.5 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements. Interest expense on the funds raised from MTS Bank for the year ended December 31, 2012 amounted to $11.8 million was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income.

Maxima

        We had contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of $76.2 million, $81.9 million and $61.2 million for services provided in the years ended December 31, 2010, 2011 and 2012, respectively.

Mediaplanning

        We have contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we incurred expenses of $59.2 million and $1.0 million for services provided in the years ended December 31, 2010 and 2011, respectively. In the year ended December 31, 2011, we ceased our relationship with this contractor.

NVision Group

        In September 2012, RTI OJSC, a subsidiary of Sistema, acquired NVision Group, an IT services provider. Several Sitronics Group companies (subsidiaries of Sistema) subsequently became a part of the NVision Group.

        During the years ended December 31, 2010, 2011 and 2012, we acquired from NVision Group telecommunications equipment, software and billing systems (FORIS) for approximately $272.6 million, $503.2 million and $413.9 million, respectively, and incurred expenses of $56.6 million, $48.0 million and $35.9 million, respectively, under an IT consulting agreement.

        As of December 31, 2011 and 2012 the advance payments made to NVision Group amounted to $57.6 million and $42.9 million, respectively. These amounts were reflected in property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

Sitronics

        During the years ended December 31, 2010, 2011 and 2012, we purchased SIM cards and prepaid phone cards for approximately $29.9 million, $79.5 million and $26.5 million, respectively.

City Hals

        During the year ended December 31, 2010, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us, for which we incurred expenses to City Hals of approximately $9.5 million. During the year ended December 31, 2010, City Hals ceased to be related to us.

AB Safety

        During the years ended December 31, 2010, 2011 and 2012, we paid $9.3 million, $10.1 million and $11.1 million, respectively, to AB Safety, an affiliate of Sistema, for the provision of security services.

Sky Link and subsidiaries

        During the year ended December 31, 2010, we accrued revenues from interconnect agreements with Sky Link, an affiliate of Sistema, and its subsidiaries, amounting to $7.4 million. During the year ended December 31, 2010, Sky Link and its subsidiaries ceased to be related to us.

Sistema-Inventure

        In the year ended December 31, 2010, in connection with the sale of a 25% plus one share stake in Svyazinvest, we incurred consultancy fees for Sistema-Inventure, a subsidiary of Sistema, in the amount of RUB 291.2 million ($9.6 million using the average rate for September 2010). In December 2011, we acquired a 100% stake in Sistema-Inventure, which directly owns 29% of the ordinary shares of MGTS.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2010, 2011 and 2012, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to $9.8 million, $9.5 million and $10.1 million, respectively, which, individually, were and are immaterial. Our main investments are in MTS Bank, in which we hold 1.8%, and SMM, in which we hold 3.14%, and the value of such investments as of December 31, 2010, 2011 and 2012, amounted to $5.2 million, $4.9 million and $5.2 million for MTS bank, and $3.8 million, $3.6 million and $3.8 million for SMM.

Transactions with equity investees

MTS Belarus

        During the years ended December 31, 2010, 2011 and 2012, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to $2.6 million, $6.5 million and $6.7 million, respectively. At the same time, during the years ended December 31, 2010, 2011 and 2012 we incurred roaming expenses with MTS Belarus amounting to $5.5 million, $10.5 million and $13.6 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of $2.7 million,$4.5 million and $11.1 million from, and total accounts payable of $53.0 million, $57.0 million and $77.0 million to, related parties as of December 31, 2010, 2011 and 2012, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 24 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.  Consolidated Statements and Other Financial Information

        8.A.1-3.    See Item 18.

        8.A.4-6.    Not applicable.

8.A.7. Litigation

Bitel

        In December 2005, MTS Finance acquired a 51.0% stake in Tarino Limited ("Tarino"), from Nomihold Securities Inc. ("Nomihold"), for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

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

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011 the London Court of International Arbitration made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). An amount of the Award is bearing an interest until Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, the Group recorded an additional loss in amount of $7.2 million, $3.2 million and $40.8 million in the consolidated financial statements for the year ended December 31, 2012, 2011, and 2010 respectively, representing interest accrued on the awarded sums.

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricts MTS Finance from dissipating its assets. Additionally, MTS Finance has been granted permission to appeal the Award, but the Appeal Court has imposed conditions upon the appeal. MTS Finance was sought to have the conditions lifted however the Supreme Court of England upheld the decision of the Appeal Court.

        Further on February 1, 2011, Nomihold obtained an order of the Luxemburg District Court enforcing the Award in Luxembourg. This order is in the process of being appealed.

        As an issuer of $400.0 million 2012 Notes pursuant to an Indenture dated January 28, 2005 (as amended) ("the Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, MTS OJSC applied to and obtained from the English Court an order authorizing both payments to be made by MTS OJSC on behalf of MTS Finance ("the Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005 between MTS OJSC and MTS Finance ("the Intercompany Loan Agreement")

to process the payments through MTS Finance. However because MTS Finance was subject to a freezing order and not capable of transferring funds to the trustee for distribution, and because MTS OJSC owed obligations to the noteholders as guarantor under the Indenture, MTS OJSC made the Direct Payments to the noteholders pursuant to an order of the English Court.

        In relation to the obligations under the Intercompany Loan Agreement, MTS OJSC and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, MTS OJSC received a request for arbitration from MTS Finance. The hearing took place at the end of January 2013 and award is expected before July 2013. The award will clarify the rights between the parties under the Intercompany Loan Agreement. MTS OJSC was denying that any further payments are due under the Intercompany Loan Agreement. The arbitration was conducted under the Rules of the London Court of International Arbitration.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received from Bitel by these three companies in the first quarter of 2005 in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. Bitel's Isle of Man advocates have recently withdrawn from their representation of Bitel, and Bitel does not appear to be pursuing these claims.

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

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011 by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth $500 million (which was later increased to $900 million by the court) that Altimo Coöperatief U.A. has lodged with the Isle of Man court. The KFG Companies are proceeding with their counterclaims in the Isle of Man. A trial has been set to commence in May 2013.

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

        In March 2013 Nomihold has obtained initial permission from the English Commercial Court to serve proceedings out of the jurisdiction on MTS. Nomihold purports that MTS is liable to compensate it for a number of allegedly tortious wrongs, relating in part to recent proceedings in an international arbitration tribunal constituted under the rules of the LCIA between Nomihold and MTS Finance, in the total amount exceeding $215 million. MTS denies any allegation of wrongdoing and considers the claims made by Nomihold without merit and inadmissible before the English courts. MTS is considering its legal position.

Turkmenistan

        In December 2010, the Group suspended its operations in Turkmenistan following notification by the Ministry of Communications of Turkmenistan of a decision to suspend licenses held by BCTI (or "MTS-Turkmenistan"), the Group's wholly-owned subsidiary in Turkmenistan, for a period of one month starting from December 21, 2010. On January 21, 2011, the period of license suspension expired, however, permission to resume operations was not granted.

        The Group operated in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS OJSC and the Ministry of Communications of Turkmenistan valid for a period of five years with a possibility to extend its term. In accordance with certain provisions of this agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Under the terms of the agreement, BCTI shared 20% of its net profit with the Ministry of Communications of Turkmenistan. The Group at all times believed that the agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications did not extend the agreement.

        Following the decision to suspend the licenses, Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent the Group from providing services to its customers.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Turkmenistan, the Group determined that all of its long-lived assets attributable to Turkmenistan were impaired and recorded an impairment charge of $119.6 million in the consolidated statement of operations and comprehensive income for the year ended December 31, 2010.

        For additional information please refer to Note 5 to our audited consolidated financial statements.

Uzbekistan

        In June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. On July 17, 2012 Uzdunrobita suspended its services in Uzbekistan upon receipt of an order from the State Agency for Communications and Information of Uzbekistan ("SACI") on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days; this suspension was subsequently extended to three months.

        On August 6-7, 2012, sixteen regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately $80.0 million. This amount was subsequently reduced by the superior antimonopoly regulator to $13.0 million in aggregate. The disputes with antimonopoly authorities were dismissed further to payments made by Uzdunrobita under the Appeal Decision (as defined below).

        On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. This decision was subsequently upheld by the appeals and cassation instance courts on August 27, 2012 and April 4, 2013, respectively.

        Notwithstanding the fact that tax audit of Uzdunrobita's operations for the period of 2007-2010 was completed in February 2012 and did not reveal any serious violations, Uzdunrobita received the findings of subsequent additional tax audits related to licenses regulation violations, income and other taxes resulting in a total amount of claims of approximately $900.0 million. This amount was subsequently reduced to $669.0 million in aggregate. These claims of tax authorities of Uzbekistan and related disputes in Uzbek commercial courts are still pending.

        During September-October 2012, $6.4 million from Uzdunrobita bank accounts was used by the Uzbek state to settle its alleged liabilities under these claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state to confiscate all assets of Uzdunrobita in connection with a criminal court judgment against four employees of Uzdunrobita. Previously, the Uzbek law enforcement bodies arrested all of the Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate division of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the decision of the Tashkent City Criminal Court dated September 17, 2012 and determined that the total amount of damages incurred by the state is to be compensated by Uzdunrobita. This amount of damages was calculated and determined on the basis of all aforementioned existing claims against Uzdunrobita and amounted to $587 million payable in equal installments during eight months (the "Appeal Decision").

        In accordance with applicable Uzbek laws, Uzdunrobita petitioned to the Deputy General Prosecutor to appeal the Appeal Decision in the Supreme Court of Uzbekistan and grant a stay to enforce the Appeal Decision. However, such petitions were rejected by the General Prosecutor Office on January 8, 2013.

        Further to such rejection, Uzdunrobita immediately filed similar requests to the Chairman of the Supreme Court of Uzbekistan. However, on January 23, 2013, the Company was notified that the matter was submitted by the Supreme Court for consideration by the Chairman of Tashkent City Court. As of the current date Uzdunrobita has not yet received any response from the Chairman of Tashkent City Court. In order to comply with the Appeal Decision, Uzdunrobita paid two scheduled installments in November and December 2012 totaling $147.5 million. On January 14, 2013, further to partial payment of the third installment payable in January 2013 totaling $15.9 million and constituting the remaining amount of cash held in its bank accounts Uzdunrobita filed petition on its voluntary bankruptcy to the Tashkent Commercial Court due to its inability to meet further obligations pursuant the Appeal Decision. The court initiated bankruptcy procedures and appointed an external temporary supervisor over Uzdunrobita with the further bankruptcy hearing scheduled for April 22, 2013.

        Uzdunrobita continues to defend its rights in accordance with the laws of the Republic of Uzbekistan. MTS also reserves its right to use all available legal options in the international arena in order to claim damages caused by termination of Uzdunrobita's operations in Uzbekistan.

        Separate to the impairments recognized (see below), a liability of $418.3 million relating to the claims was recorded with an associated charge to the consolidated statement of operations and comprehensive income as the minimum of a range of probable losses according to management's estimations, as required by U.S. GAAP if no estimate within a range is more likely than any other.

        It is reasonably possible that the estimate of the claims will change in the near term due to future events impacting the amount and probability of the exposure. As of December 31, 2012, the outstanding balance of the claims amounted to $264.4 million.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment and recorded an impairment charge of $610.8 million in the consolidated statement of operations and comprehensive income for the year ended December 31, 2012

        For additional information please refer to Note 4 to our audited consolidated financial statements.

Ukraine

        In August 2012, the Group received from MTS LLC, a third party based in Ukraine, a claim regarding dismissal of international registration of four of our trademarks on the territory of Ukraine. The claim is currently with the Economic Court of Kiev, which suspended the proceedings pending legal examination. We cannot reasonably estimate the risk of negative consequences. Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our intellectual property rights are costly and difficult to protect."

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

        In October 2009, the Russian tax authorities completed a tax audit of our subsidiary, Sibintertelecom, for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUB 174.5 million (approximately $5.8 million as of December 31, 2010) of additional taxes, penalties and fines against Sibintertelecom. We appealed this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, to the Moscow Arbitrate Court. In November 2010, the Moscow Arbitrate Court issued a ruling to grant our claim, which was subsequently confirmed by the Ninth Arbitrate Appeal Court on February 24, 2011. However, the Russian tax authorities appealed the decision of the Ninth Arbitrate Appeal Court in the Federal Arbitrate Court of Moscow District, which confirmed previously issued rulings in our favor in June 2011.

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million ($11.6 million as of December 31, 2010) in additional taxes, penalties and fines were payable by us. The resolution did not come into force as we prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 173.9 million ($5.4 million as of December 31, 2011). We filed an appeal for RUB 84.2 million ($2.6 million as of December 31, 2011) of the remaining RUB 180.0 million ($5.6 million as of December 31, 2011) with the Moscow Arbitrate Court. Next hearing is scheduled for June 28, 2013.

        In February 2012, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2008 and 2009. Based on the results of their audit, the Russian tax authorities assessed RUB 258.1 million ($8.0 million as of December 31, 2011) in additional taxes, penalties and fines payable by us. In February 2012, MGTS challenged the tax authorities' decision with higher authorities within the Federal Tax Service. In May 2012, the Federal Tax Service refused to satisfy MGTS' claim and MGTS appealed the decision in Moscow Arbitrate Court. The court has ruled in our favor on February 20, 2013, dismissing the Russian tax authorities' claims in their entirety.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2012, the tax declarations of MTS OJSC and its Russian subsidiaries for the preceding three fiscal years were open for further review.

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

        In June 2011, the FAS subdivision in the Republic of Tatarstan determined that we, Vimpelcom, MegaFon and CJSC Smarts violated antimonopoly laws on competition by charging our subscribers higher fees for calls to fixed operators than for calls to other cellular operators. We appealed this decision in the Tatarstan Arbitrate Court, which confirmed the FAS decision in January, 2012. Our further appeals to the Eleventh Arbitrate Appeal Court, Federal Arbitrate Court Povolzhye region, and Higher Appeal Court of Russia were also not satisfied. In May 2012 FAS subdivision in the Republic of Tatarstan charged us with a fine in amount of RUB 41.6 million ($1.4 million as of December 31, 2012). Our appeals for this penalty were left unsatisfied by decisions of the FAS of Russian Federation in September 2012, the Moscow Arbitrate Court in December 2012 and the Ninth Arbitrate Appeal Court in March 2013.

        In October 2011, the FAS subdivision in the Republic of Bashkortostan decided that the agreement on social and economic development in the field of telecommunications between us and the Bashkortostan Ministry of Communications and Mass Media, signed in February 2011, violates antimonopoly laws on competition as certain provisions of this agreement may constrain competition on the Bashkortostan telecommunications market. In December 2011, we appealed this decision in the Bashkortostan Arbitrate Court, which ruled in our favor in March 2012. However, in March 2012 the FAS subdivision in the Republic of Bashkortostan charged us with administrative fine and appealed the decision of the Bashkortostan Arbitrate Court. The Eighteenth Arbitrate Appeal Court in May 2012 and the Federal Arbitrate Court Ural region in August 2012 also ruled in our favor. Finally, in September 2012 the FAS of Russian Federation canceled decision and penalty imposed on us by the FAS subdivision in the Republic of Bashkortostan.

        In October 2011, the FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. In April 2012, the FAS decided that we and Vimpelcom were violation of antimonopoly laws in respect of iPhone 4 pricing. Further, FAS imposed administrative fine on us in the amount of RUB 16.8 million ($0.5 million as of July 17, 2012) which we paid in August 2012.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of AMC of Ukraine investigations.

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

B.  Significant Changes

Acquisition of a 25.095% stake in MTS Bank.

        On April 3, 2013, subsequent to the statement of financial position date, we completed an acquisition of 25.095% ownership interest in MTS Bank through a repurchase of MTS Bank' additional share issuance for RUB 5.09 billion ($163.5 million as of April 3, 2013). As a result of the transaction, our effective ownership in MTS Bank increased to 26.75%, as we previously owned an interest of 1.66% in MTS Bank through our subsidiary MGTS. Completion of the transaction is subject to the registration of the shares issuance report by Russian Central Bank.

        We and MTS Bank have also concluded a profit-sharing agreement pursuant to which we and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. The MTS Dengi project was recently launched by us and MTS Bank and is aimed at providing customers throughout Russia with a variety of payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit.

Placement of Exchange-Traded Ruble Bonds

        On April 3, 2013, subsequent to the statement of financial position date, the Group placed exchange-traded ruble-denominated notes with the par value of RUB 10 billion ($321.4 million as of April 3, 2013) on the Moscow Interbank Currency Exchange (MICEX). The notes issued mature in ten years and are subjected to semiannually coupon payments at the rate of 8.25%. According to the terms of placement noteholders will have the right to demand repurchase of the notes from the Group in five years.

        The bond will be listed in the «A1» quotation list on MICEX.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on MICEX since December 2003. In addition, we issued additional ordinary shares in connection with our merger with Comstar, which have been listed on MICEX since May 2011. The shares of the additional issuance became fully fungible with our previously issued ordinary shares in July 2011. Set forth below, for the periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the MICEX.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2013	$21.58	$20.00	283.7 RUB	270.4 RUB
February 2013	$20.69	$19.73	267.7 RUB	253.5 RUB
January 2013	$19.66	$18.71	256.3 RUB	246.7 RUB
December 2012	$18.65	$17.43	246.5 RUB	235.8 RUB
November 2012	$17.78	$16.41	237.7 RUB	226.0 RUB
October 2012	$17.91	$16.77	236.7 RUB	223.5 RUB
Quarterly High and Low
First Quarter 2013	$21.58	$18.71	283.7 RUB	246.7 RUB
Fourth Quarter 2012	$17.78	$16.41	236.7 RUB	235.5 RUB
Third Quarter 2012	$20.07	$17.08	254.7 RUB	223.0 RUB
Second Quarter 2012	$19.74	$15.69	235.5 RUB	206.8 RUB
First Quarter 2012	$19.06	$14.94	239.8 RUB	186.0 RUB
Fourth Quarter 2011	$17.28	$11.91	213.0 RUB	169.5 RUB
Third Quarter 2011	$19.14	$12.30	244.0 RUB	177.1 RUB
Second Quarter 2011	$21.54	$18.68	261.7 RUB	228.5 RUB
First Quarter 2011	$21.54	$18.48	263.0 RUB	243.9 RUB
Annual High and Low(1)
2012	$20.07	$14.94	254.7 RUB	186.0 RUB
2011	$21.54	$11.91	263.0 RUB	169.5 RUB
2010	$23.55	$17.84	273.5 RUB	217.6 RUB
2009	$21.82	$7.44	231.6 RUB	104.8 RUB
2008	$40.76	$8.67	379.8 RUB	92.9 RUB

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or board of directors. As of April 1, 2013, we had 90,881 of treasury shares which we repurchased in March 2013 during the process of merger of our subsidiaries into MTS pursuant to the requirements of applicable law. Together with our wholly owned subsidiaries we held a total of 77,582,379 shares, of which approximately 87.7% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

  •
  any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights; and

  •
  delisting of our shares or securities convertible into our shares;

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

        The amendments to the Joint Stock Company Law that came into force on January 1, 2013 restrict the transfer of dividends by the Company in relation to Shares rights to which are represented by securities of a foreign issuer (i.e. depositary receipts). Dividends shall only be paid where information regarding the holder of such foreign securities was provided to the Company via the depositary, including the number of Shares represented by the foreign securities held by person.

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

        Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that come into force 1 January 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall be no later than 10 days following the date of such decision. If shares are held in a depository, the transfer of dividends will be conducted through a depositary.

Distributions to Shareholders on Liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allow us to be liquidated:

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

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

  •
  prior registration of a share issuance with the Federal Service for Financial Markets ("FSFM");

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the nominal value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within 3 business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same 3-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand in court, within 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        Our internal regulation "On the Board of Directors of OJSC Mobile TeleSystems," or the Regulation, was approved by the annual shareholders' meeting on June 27, 2012. In accordance with clause 2.2.2 of the Regulation, the members of the board of directors have the right to:

  •
  receive information regarding our operations;

  •
  propose issues to be discussed by the board of directors;

  •
  review the minutes of the board of directors meetings;

  •
  request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto;

  •
  receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the board of directors in accordance with decisions of the general shareholders' meeting; and

  •
  be present at the general shareholders' meeting and answer questions regarding our operations.

        In accordance with clause 2.3.3 of the Regulation, the members of the board of directors must:

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

        We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 28, 2005. The 8.00% notes were issued under an indenture dated January 28, 2005. Interest on the notes is payable in arrears on January 28 and July 28 of each year, commencing on July 28, 2005. These notes are guaranteed by us and matured on January 28, 2012. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $398.9 million were used to repay a $140 million loan we received from Credit Suisse First Boston International in October 2004 for general corporate purposes. We used the remaining net proceeds from the offering for general corporate purposes, including acquisitions and increasing our interests in certain of our subsidiaries. The notes were fully redeemed in January 2012.

        The loan agreements relating to our notes due 2020 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy- related reorganization, occurs and is continuing, either the lender, the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender, holders of notes or the trustee.

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

Rosbank revolving credit facility

        In July 2012, we entered into a credit facility agreement with Rosbank in the total amount of RUB 2,500 million ($82.3 million as of December 31, 2012). The funds under the facility are to be used for our general corporate purposes and are available till July 24, 2014. The interest rate is MosPrime_1m/2m/3m + 1.25% depending on the loan period. The loan period cannot exceed three months and cannot extend beyond the final maturity date, which is July 24, 2014. We are to pay additional interest of 0.25% p.a. on the drawn amount as a fee for credit account maintenance (however the fee cannot exceed RUB 6.3 million ($0.2 million as of December 31, 2012)). As of December 31, 2012, we have not made use of the facility.

City Bank revolving credit facility

        In May 2012, we signed a framework agreement with City Bank. This framework agreement sets up general terms and conditions for short-term provision of funds for the financing of our working capital. The funds will be provided for the maximum period of 182 days in RUB. The interest rate is MosPrime +1.50%. The amount of funds provided will be set up individually in a special funds' request. Each request is subject to City Bank approval. The fee of 0.25% from the amount of funds granted is payable within 3 days after the funds transfer. Advanced repayment is allowed. The fee on early redemption is defined as difference between the amount of interest expense for the period between the date of advanced repayment and maturity date set in the request and the amount of interest the bank could earn if it had placed the funds on deposit for the respective period. As of December 31, 2012, we have not made use of the facility.

ING Bank Evrazia revolving credit facility

        In July 2011, we signed a credit facility agreement with ING Bank Evrasia. The facility is a revolving credit line, which allows us to borrow up to RUB 2.5 billion ($82. 3million as of December 31, 2012). The funds are to be used for the financing of our working capital and are available till July 2012. The facility can be drawn in RUB, EUR or USD. The interest rate is MosPrime, EURIBOR or LIBOR + 1.25%, depending on the currency of the drawn funds. The repayment period is to be agreed with the bank, but cannot exceed 3 months and extend beyond the final maturity date, which is July 2012. In July 2012, we signed an amendment to this credit facility agreement. The availability period of the funds was extended till July 2013, the final maturity date was set at July 12, 2013, respectively. The interest rate margin was increased from +1.25% to 1.50%. The arrangement fee paid under the agreement amounted to RUB 6.2 million ($224,009 as of the date of capitalization). As of December 31, 2012, we have not made use of the facility.

Gazprombank credit facility

        In July 2011, we entered into a credit facility agreement with Gazprombank in the total amount of RUB 2,450 million ($80.7 million as of December 31, 2012). The funds from the facility are to be used for financing of our operating activities. The facility is available till July 2013 and bears an interest rate of MosPrime + 1.425%. Any drawn amount should be repaid within 180 days from the drawing date, but before the final maturity date. We are to pay additional interest of 0.15% p.a. on the drawn amount as a fee for credit account maintenance. We draw the full amount of funds available under the facility in July 2012, it was fully redeemed in August 2012. As of December 31, 2012, we did not have any unpaid balance under the facility.

EKN Supported facility agreement

        In November 2009, we signed a credit facility agreement with Calyon, ING Bank N.V., Nordea Bank AB, Raiffeisen Zenralbank Oesterreich AG for $1,074.4 million. The facility is available in two tranches of $428.9 million and $645.5 million bearing interest rate of LIBOR +1.15%. The funds from the facility (firstly drawn in November 2011) are used to buy telecommunication equipment from Ericsson AB. The first tranche is repayable in sixteen semi-annual equal installments, commencing from December 2011, and matures in June 2019. The second tranche is repayable in seventeen semi-annual equal installments, commencing from September 2012, and matures in September 2020. We paid and capitalized arrangement fees and EKN insurance fees in the total amount of $2.2 million and $41.1 million under the agreement. Additionally, we are required to pay an agency fee of $10,000 on each anniversary of the signing date of the agreement for so long as the facility remains outstanding as well as commitment fee of 0.4% per annum on the undrawn facility amount ($nil million as of December 31, 2012). As of December 31, 2012, the balance outstanding under the facility amounted to $923.2 million.

Sberbank Loan Agreements

        In September 2011, we entered into a revolving credit line facility in the amount of RUB 10.0 billion ($329.2 million as December 31, 2012). The funds under the facility are available till September 30, 2014 and cannot be drawn for more than 91 days. We intend to use the facility to finance our working capital when needed. The facility bears an interest rate of MosPrime +1.325% as published by Thomson Reuters and HBA. In case the specified rate is unavailable for more than two days the fixed rate of 9.825% is set for the facility. The arrangement fee for the facility amounted to RUB 30 million ($0.9 million as of the date of capitalization). The commitment fee is set at 0.1% per annum from the undrawn facility amount. The early redemption fee is 0.75% per annum from the repaid amount. As of December 31, 2012, we have not made use of the facility.

        In December 2010, we entered into two non-revolving credit line facilities in the amount of RUB 60.0 billion ($1,944.2 million as of December 13, 2010) and RUB 40.0 billion ($1,296.2 million as of December 13, 2010), respectively. The funds from the RUB 60.0 billion line of credit were used largely to refinance 2009 Sberbank loans in the aggregate amount of RUB 53.0 ($1,717.4 million as of December 13, 2010) billion which were fully repaid on December 13, 2010. The funds from the RUB 40.0 billion line of credit drawn in July and November 2011 were used to finance our 3G investments, as well as for the purchase of Sistema-Inventure CJSC, which directly owns 29% of ordinary shares in MGTS. Both lines of credit initially carried an annual interest rate of 8.95% with quarterly payments over a 7-year term. The interest rate is fixed for the period until March 20, 2011 and for the period from December 21, 2013 until the final maturity date in December 2017. The interest rate for the period from March 21, 2011 to December 20, 2013 depends on the average quarterly credit turnover on accounts of MGTS, MTS Ukraine and us. If the average credit turnover on accounts of MGTS and Comstar exceeds RUB 22.0 billion ($683.3 million as of December 31, 2011) and the average credit turnover on accounts of MTS Ukraine exceeds RUB 750.0 million ($23.3 million as of December 31, 2011), the interest rate shall remain unchanged. If the average credit turnover on accounts of MGTS, MTS Ukraine and us is below the above stated limits, the interest rate shall be increased by 1%. In addition, Sberbank is entitled to increase or decrease the interest rate for these lines of credit proportionally to the fluctuations of the CBR refinancing rate. In August 2011, the interest rate was decreased from 8.95% to 8.50%, it is valid for both credit lines starting from August 17, 2011. The amount of debt issuance cost capitalized by us is equal to RUB 400.0 million ($13.1 million as of the date of capitalization). A commitment fee of 0.5% p.a. is payable on the undrawn amounts of the loans on a quarterly basis through the end of the availability period. The fee on early redemption of the loans is set at 0.75%. As of December 31, 2012, the total amount outstanding under these loans amounted to RUB 100 billion ($3,292.4 million as of December 31, 2012).

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

        In addition, this summary is limited to U.S. Holders holding ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of the recently effective Medicare tax on "net investment income" or of any United States state or local tax law or foreign tax law. This discussion also does not address any tax consequences relating to the direct ownership of ordinary shares.

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For purposes of applying United States federal income tax law, we believe, and the following discussion assumes, that a holder of anADS should be treated as the owner of the underlying shares of common stock represented by that ADS, although this matter is not free from doubt.

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

        We do not believe that we were a PFIC for the year ended December 31, 2012. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2012, $1,381.3 million, or 18.1% of our total indebtedness, including capital leases, was variable interest rate debt, while $6,260.6 million, or 81.9% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2012.

Contractual Maturity Date as of December 31, 2012.

Indebtedness	Currency	2013	2014	2015	2016	2017	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2012)
	(amounts in thousands of U.S. dollars)
Variable debt
Citibank International plc and ING Bank N.V.	USD	19,741	12,021	—	—	—	—	31,762	0.81%
HSBC Bank plc and ING BHF—BANK AG	USD	18,889	—	—	—	—	—	18,889	0.93%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	14,790	6,914	—	—	—	—	21,704	0.81%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	16,609	8,726	1,016	—	—	—	26,351	0.81%
Calyon, ING N.V., Reiffeisen Zentralbank Oesterreich	USD	124,742	124,742	124,742	124,742	124,742	299,472	923,182	1.66%
ABN AMRO N.V.	USD	6,287	—	—	—	—	—	6,287	0.86%
ABN AMRO N.V.	EUR	4,584	—	—	—	—	—	4,584	0.67%
LBBW	EUR	6,177	6,177	6,177	6,177	6,176	—	30,884	1.07%
BNP Paribas	EUR	9,172	9,172	9,172	9,172	9,172	9,172	55,032	1.97%
Bank of China	EUR	23,908	23,908	23,908	23,908	—	—	95,630	2.27%
Skandinaviska Enskilda Banken AB	USD	31,656	31,656	31,656	29,242	13,536	—	137,746	0.73%
Skandinaviska Enskilda Banken AB	USD	5,851	5,851	5,851	5,851	5,850	—	29.255	2.31%

Total variable debt		282,406	229,167	202,522	199,092	159,476	308,644	1,381,306

Weighted average interest rate		1.56%	1.60%	1.63%	1.63%	1.64%	1.67%	1.62%
Fixed-rate notes
7.00% notes due 2013	USD	14,118	—	—	—	—	—	14,118	7.00%
7.75% notes due 2015	USD	—	—	248,626	—	—	—	248,626	7.75%
8.00% notes due 2018	RUB	316,419	—	—	—	—	—	316,419	8.00%
8.15% notes due 2020	RUB	—	—	493,865	—	—	—	493,865	8.15%
8.625% notes due 2020	USD	—	—	—	—	—	750,000	750,000	8.63%
8.70% notes due 2017	RUB	—	—	—	—	329,243	—	329,243	8.70%
8.75% notes due 2016	RUB	—	—	—	58,865	—	—	58,865	8.75%
7.60% notes due 2014	RUB	—	448,382	—	—	—	—	448,382	7.60%
Fixed-rate bank loans
Sberbank	RUB	—	—	1,097,477	1,097,477	1,097,476	—	3,292,430	8.50%
Bank of Moscow	RUB	131,697	—	—	—	—	—	131,697	8.25%
Repo 7% notes due 2013	RUB	67,005	—	—	—	—	—	67,005	6.13%
Repo 7.75% notes due 2015	RUB	67,045	—	—	—	—	—	67,045	6.13%
Repo 8.00% notes due 2018	RUB	5,727	—	—	—	—	—	5,727	6.13%
Repo 7.60% notes due 2014	RUB	7,882	—	—	—	—	—	7,882	6.13%
Compulink	RUB	5,026	—	—	—	—	—	5,026	0.00%
Ekvant	RUB	4,773	854	854	854	854	5,904	14,093	0.00%
Other	Various	2,036	425	250	235	—	248	3,194	various

Total fixed debt		621,728	449,661	1,841,072	1,157,431	1,427,573	756,152	6,253,617

Weighted average interest rate		8.29%	8.38%	8.45%	8.53%	8.55%	8.55%	8.46%

        We would have experienced an additional interest expense of approximately $12.3million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2012. We would have experienced an additional interest expense of approximately $12.3 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2011. We would have experienced an additional interest expense of approximately $7.6 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR/ by 1% over the current rate as of December 31, 2010. In addition, the 8.5% interest rate set for our Sberbank facilities due 2017 totaling RUB 100.0 billion (equivalent of $3,292.4million as of December 31, 2012) is dependent on the average daily bank account balance maintained by MGTS, MTS Ukraine and us with Sberbank. In case we fail to maintain an average daily bank account balance in any three month period at the minimum levels established, the rate will be increased by 1%. Such rate increase would cause our interest expense to increase by approximately $32.2 million on an annual basis. The fair value of our publicly traded fixed-rate notes as of December 31, 2012, ranged from 99.42% to 126.25% of the notional amount. As of December 31, 2012, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 17 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2012
		(amounts in millions of U.S. dollars)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreements with ING Bank N.V. to pay a fixed rates of 2.09% to 4.41% and receive a variable interest rate of 6m LIBOR	November 2013 - February 2015	222.2	(1.9)
Swap agreements with HSBC bank Plc to pay a fixed rates of 2.18% to 4.14% and receive a variable interest rate of 6m LIBOR	October 2013 - September 2014	285.5	(1.0)
Swap agreement with HSBC bank Plc to pay a fixed rate of 3.29% and receive a variable interest rate of 6m EURIBOR	October 2013	37.2	(0.1)
Swap agreement with Citibank N.A. to pay fixed rate of 4.29% and receive a variable interest rate of 6m LIBOR	September 2013	53.5	(0.3)
Swap agreement with ABN AMRO N.V. to pay fixed rate of 2.08% and receive a variable interest rate of 6m LIBOR	April 2013	21.1	(0.02)
Swap agreement with Calyon to pay fixed rate of 2.07% and receive a variable interest rate of 6m LIBOR	October 2013	28.3	(0.1)
Swap agreement with Societe General Vostok to pay fixed rate of 2.40% and receive a variable interest rate of 6m LIBOR	June 2014	166.7	(1.0)

        As of December 31, 2012, approximately 28.1% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

        We have also entered into several cross-currency interest rate swap agreements. These contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2019.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2012
		(amounts in millions of U.S. dollars)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 8.12% to 8.26% and receive a variable interest rate of 6m LIBOR	June 2019	200.0	2.4
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	25.0	0.1
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	75.0	0.7

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2008	29.38	23.13	24.86	29.38
2009	36.43	28.67	31.72	30.24
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2012	32.99	31.95
August 2012	32.54	31.48
September 2012	32.57	30.59
October 2012	31.53	30.72
November 2012	31.73	30.94
December 2012	30.99	30.37
January 2013	30.42	30.03
February 2013	30,62	29,93
March 2013	31.08	30.51

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 18, 2012 was 31.23 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2008	7.88	4.84	5.27	7.70
2009	8.01	7.61	7.81	7.99
2010	8.01	7.89	7.94	7.96
2011	7.99	7.93	7.97	7.99
2012	7.99	7.98	7.99	7.99

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2012	7.99	7.99
August 2012	7.99	7.99
September 2012	7.99	7.99
October 2012	7.99	7.99
November 2012	7.99	7.99
December 2012	7.99	7.99
January 2013	7.99	7.99
February 2013	7.99	7.99
March 2013	7.99	7.99

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 18, 2012 was 7.99 hryvnias per U.S. dollar.

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

        We would experience a currency exchange loss of $331.9 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to U.S. dollar exchange rate at December 31, 2012. We would experience a currency exchange gain of $42.0 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/som/manat/dram to euro exchange rate at December 31, 2012. We are unable to estimate future loss of earnings as a result of such changes.

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

• expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency);

Category	Depositary Actions	Associated Fee

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO") in Internal Control—Integrated Framework. As a result of management's evaluation of our internal control over financial reporting, management concluded that our internal control over financial reporting as of December 31, 2012 was effective.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of OJSC Mobile TeleSystems:

        We have audited the internal control over financial reporting of OJSC Mobile TeleSystems and subsidiaries (the "Group") as of December 31, 2012, based on criteria established in Internal

Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated March 19, 2013 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 19, 2013

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

Item 16.    Audit Committee Financial Expert

        Our Board of Directors has determined that Thomas Holtrop is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Holtrop is "independent" as defined in Rule 10A-3 under the Exchange Act and current New York Stock Exchange listing rules applicable to us. For a description of Mr. Holtrop's experience, please see "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Key Biographies."

Item 16B.    Code of Ethics

        The current version of our Code of Ethics was adopted on December 15, 2011. Our Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2011 and 2012, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2011 and 2012, respectively.

	Year ended December 31,
	2012	2011
	(in thousands)
Audit Fees	$3,982.8	$4,110.4
Audit-Related Fees	62.7	122.5
Tax Fees	37.1	31.6
All Other Fees	—	68.7

Total	$4,082.6	$4,333.2

Audit Fees

        The Audit Fees for the years ended December 31, 2012 and 2011 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits and services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2012 and 2011 mainly included fees for agreed-upon procedures related to audited financial statements.

Tax Fees

        The Tax Fees for the years ended December 31, 2012 and 2011, respectively, include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2011, primarily relate to benchmarking of accounts receivable ratios, indices and internal procedures against industry best practice.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2012.

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

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plan
2008
January 1 - 31	6,766,000	214.8	21,047,918	194,731,730
February 1 - 28	4,938,750	200.5	25,986,668	193,743,980
March 1 - 31	1,011,000	198.0	26,997,668	193,541,780
April 1 - 30	—	—	26,997,668	193,541,780
May 1 - 31	—	—	26,997,668	193,541,780
June 1 - 30	—	—	26,997,668	193,541,780
July 1 - 31	5,170,750	175.5	32,168,418	192,647,356
August 1 - 31	1,829,249	174.3	33,997,667	192,281,506
September 1 - 30	—	—	33,997,667	189,114,417
October 1 - 31	—	—	33,997,667	188,505,280
November 1 - 30	—	—	33,997,667	188,505,280
December 1 - 31	—	—	33,997,667	188,505,280
Total	19,715,749	196.3	33,997,667	188,505,280

(1)
All purchases were made pursuant to the publicly announced share repurchase plan described above in the open market and privately negotiated transactions effected on the New York Stock Exchange.

(2)
Number of ADS was adjusted to reflect the ratio of two shares in one ADS

        In addition, following the approval of the merger of our two subsidiaries into MTS at the general shareholders meeting in June 2008, we repurchased 37,762,257 of our ordinary shares from investors who voted against or abstained from voting on the merger for a total amount of RUB 11.1 billion ($446.3 million as of the date of repurchase), or 10% of our net assets as of March 31, 2008 calculated according to Russian accounting standards. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

        We did not repurchase any ADSs in the year ended December 31, 2010, 2011 and 2012.

        A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) as a part of our reorganization during 2011. See "Item 3. Key information—A. Selected Financial Data." These shares were sold pursuant to the requirements of applicable Russian legislation in 2012.

        A total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million (approximately $650,000 as of March 31, 2013) as a part of our reorganization during 2013.

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

  •
  For U.S. companies, the NYSE standards require that the audit committee have a minimum of three members. Russian law does not contain such a requirement. Our audit committee comprises of three members.

  •
  For U.S. companies, the NYSE standards require that non-management directors meet at regularly scheduled executive sessions without management. Russian law does not contain such a requirement. However, our audit committee and remuneration and nomination committee comprises of independent directors, who meet on a regular basis in connection with their work on these committees.

  •
  For U.S. companies, the NYSE standards require that listed companies have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee's purpose and responsibilities, as well as annual performance evaluations of the committee.

        We do not currently have a nominating/corporate governance committee. We have a corporate conduct and ethics committee comprising of directors and members of management that is responsible for developing and implementing standards for corporate governance and ethics and making recommendations to the Board of Directors on developing our strategy in the area of corporate governance and ethics. This committee is also responsible for conducting annual performance evaluations of the Board of Directors.

        We have a remuneration and nomination committee comprising of three independent directors. This committee functions pursuant to bylaws approved by the Board of Directors specifying the committee's purpose, duties and responsibilities. The committee is primarily responsible for recommending appointments to key managerial posts, developing a set of requirements and criteria for directors and management executives and developing a remuneration structure and compensation levels for the Board of Directors, the audit committee and management executives (including the CEO).

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009:
Consolidated statements of financial position as of December 31, 2011 and 2010	F-4 - F-5
Consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009	F-6
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2011, 2010 and 2009	F-7
Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009	F-8 - F-9
Notes to the consolidated financial statements	F-10 - F-73

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other Adjustments(1)	Balance at End of Period
	(in thousands)
Year Ended December 31, 2012
Allowance for doubtful accounts	$96,961	$76,772	$(59,778)	$113,955
Valuation allowance for deferred tax assets	163,075	—	25	163,100

Year Ended December 31, 2011
Allowance for doubtful accounts	$120,468	$101,967	$(125,474)	$96,961
Valuation allowance for deferred tax assets	165,994	—	(2,919)	163,075

Year Ended December 31, 2010
Allowance for doubtful accounts	$97,653	$123,352	$(100,537)	$120,468
Valuation allowance for deferred tax assets	182,308	—	(16,314)	165,994

Year Ended December 31, 2009
Allowance for doubtful accounts	$69,603	$105,260	$(77,210)	$97,653
Valuation allowance for deferred tax assets	26,744	78,761	76,803	182,308

(1)
Includes the impact of foreign currency translation adjustments.

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version no. 10, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 27, 2012, as amended by Amendments and Additions to the Charter approved by the Board of Directors of Mobile TeleSystems OJSC on December 19, 2012 (English translation).*
2.1
Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.
2.2	Amendment No. 1 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(2) to Form F-6 (Registration No 333-12008).
2.3	Amendment No. 2 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(3) to Form F-6 (Registration No 333-121240).
2.4	Amendment No. 3 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(4) to Form F-6 (333-145190).
2.4.	Amendment No. 4 to Deposit Agreement is incorporated herein by reference to Exhibit (a)(5) to Form F-6 (Registration No. 333-166178).
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

Exhibits No.	Description
4.7	Revolving Credit Facility Agreement No. 5455 between Joint Stock Commercial Savings Bank of the Russian Federation and Mobile TeleSystems Open Joint Stock Company dated September 30, 2011 (English Translation) is incorporated herein by reference to Exhibit 4.8 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.8
Revolving Credit Facility Agreement No. 2011/83-1 between ING Bank (EURASIA) ZAO (Closed Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 06, 2011 is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.9
Revolving Credit Facility Agreement No. 207/1 TP between Gazprombank (Open Joint-Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 29, 2011 (English Translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.10	Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by CALYON, ING Bank N.V., Nordea Bank AB (PUBL) dated November 2009.
4.11	Revolving Credit Facility Agreement about short-term credits between ZAO KB Citibank and Mobile TeleSystems Open Joint Stock Company dated May 10, 2012 (English Translation).
4.12	Revolving Credit Facility Agreement No. RK/038/11 for Mobile TeleSystems Open Joint Stock Company arranged by Joint Stock Commercial Bank "Rosbank" dated July 24, 2012 (English translation).
4.13
MTS License No. 82397 for provision of mobile radiotelephone communication services in the 1800 MHz band in the territory of the Chechen Republic (English translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.14
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
4.16
MTS License No. 76585 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Altai Territory (English translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.

Exhibits No.	Description
4.17	MTS License No. 61443 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the Republic of Buryatiya, Sakha (Yakutia), Khabarovsk, Primorsky, Kamchatka, Zabaykalsky, Chukotsk, Jewish Autonomous Region, Amur, Irkutsk, Magadan, Sakhalin (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008, on Form 20-F.
4.18
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
4.23	MTS License No. 97617 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation).
4.24	MTS License No. 99903for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Bashkortostan Republic (English translation).
4.25	MTS License No. 96039 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Krasnodar region (English translation).
4.26
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

Exhibits No.	Description
4.27	MTS License No. 56082 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the city of Moscow and the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.47 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
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
4.32
MTS License No. 86435 for provision of mobile radiotelephone communication services in the 900 MHz band in the territory of the Ulyanovsk Region (English translation) is incorporated herein by reference to Exhibit 4.30 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, on Form 20-F.
4.33
MTS License No. 94561 for provision of wireless telecommunications services in the LTE TDD (time-division duplexing) standard in the 2595-2620 MHz range in the territory of Moscow and the Moscow Region (English translation) is incorporated herein by reference to Exhibit 4.34 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.34
MTS License No. 94560 for provision of leased communications circuits services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibits No.	Description
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2012, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 27, 2012 and became effective upon registration with the Federal Tax Service on July 24, 2012. Amendements were registered with the Federal Tax Service on December 28, 2012.

**
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2012, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2013	MOBILE TELESYSTEMS OJSC
	By:	/s/ Andrei A. Dubovskov
		Name:	Andrei A. Dubovskov
		Title:	President and Chief Executive Officer

OJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

        As of December 31, 2012 and 2011 and for
the Years Ended December 31, 2012, 2011 and 2010

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of OJSC Mobile TeleSystems:

        We have audited the accompanying consolidated statements of financial position of OJSC Mobile TeleSystems and subsidiaries (the "Group") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of OJSC Mobile TeleSystems and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

        /s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 19, 2013, except for Note 30,
as to which the date is April 19, 2013

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents (Note 6)	$724,803	$1,850,826
Short-term investments, including related party amounts of $3,312 and $nil, respectively (Note 7)	132,829	86,242
Trade receivables, net of allowance for doubtful accounts of $113,955 and $96,961, respectively (Note 8)	1,098,759	863,808
Accounts receivable, related parties (Note 24)	11,065	4,488
Inventory and spare parts (Note 9)	282,673	291,075
Prepaid expenses, including related party amounts of $1,983 and $3,031	326,126	234,730
Deferred tax assets (Note 23)	230,376	189,622
VAT receivable	178,271	191,039
Other current assets	56,055	125,818

Total current assets	3,040,957	3,837,648

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $7,996,845 and $7,023,556 (Note 10), including advances given to related parties of $33,701 and $28,889	8,948,212	8,242,477
LICENSES, net of accumulated amortization of $133,658 and $231,006 (Notes 3 and 11)	108,419	227,511
GOODWILL (Notes 3 and 12)	1,067,679	1,082,906
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $1,580,178 and $1,537,088 (Notes 3 and 13), including advances to related parties of $9,194 and $28,742	1,242,122	1,369,617
DEBT ISSUANCE COSTS, net of accumulated amortization of $104,817 and $217,755	117,668	140,579
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 14)	182,149	188,047
OTHER INVESTMENTS, including related party amounts of $99,571 and $28,707 (Note 16)	191,437	123,442
OTHER NON-CURRENT ASSETS, including restricted cash of $3,787 and $2,152, deferred tax assets of $71,986 and $62,102 (Note 23)	81,205	114,909

Total assets	$14,979,848	$15,327,136

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2012 AND 2011

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2012	2011
CURRENT LIABILITIES:
Accounts payable, related parties (Note 24)	$76,980	$56,982
Trade payables	743,702	799,128
Subscriber prepayments and deposits	544,840	529,231
Debt, current portion (Note 17), including related party amounts of $nil and $6,799	573,597	283,025
Notes payable, current portion (Note 17)	330,537	865,880
Deferred connection fees, current portion (Note 19)	48,158	49,868
Capital lease obligation, current portion	5,377	6,786
Income tax payable	23,962	27,095
Accrued liabilities (Note 22)	837,526	653,870
Provision for claims in Uzbekistan (Note 4)	264,429	—
Bitel liability (Note 29)	221,180	213,152
Other payables	63,508	79,818

Total current liabilities	3,733,796	3,564,835

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 17)	2,328,981	2,496,002
Debt, net of current portion (Note 17)	4,401,809	5,057,981
Capital lease obligation, net of current portion	1,598	5,529
Deferred connection fees, net of current portion (Note 19)	77,496	79,556
Deferred taxes (Note 23)	351,289	236,835
Retirement and post-retirement obligations	39,920	37,597
Property, plant and equipment contributions	88,380	86,072
Other long-term liabilities	127,839	111,503

Total long-term liabilities	7,417,312	8,111,075

Total liabilities	11,151,108	11,675,910

COMMITMENTS AND CONTINGENCIES (Note 29)	—	—
Redeemable noncontrolling interest (Note 26)	75,661	80,603
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of December 31, 2012 and as of December 31, 2011, 777,396,505 of which are in the form of ADS as of December 31, 2012 and 2011) (Note 25)	50,814	50,814
Treasury stock (77,494,385 and 77,496,725 common shares at cost as of December 31, 2012 and 2011)	(992,141)	(992,141)
Additional paid-in capital	97,667	92,720
Accumulated other comprehensive loss	(929,764)	(963,992)
Retained earnings	5,418,897	5,294,651
Nonredeemable noncontrolling interest	107,606	88,571

Total shareholders' equity	3,753,079	3,570,623

Total liabilities and shareholders' equity	$14,979,848	$15,327,136

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2012	2011	2010
NET OPERATING REVENUES
Services revenue and connection fees (including related party amounts of $15,821, $13,481 and $52,257, respectively)	$11,507,150	$11,430,377	$10,586,068
Sales of handsets and accessories	928,505	888,311	707,168

Total net operating revenues	12,435,655	12,318,688	11,293,236

OPERATING EXPENSES
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $22,260, $15,878 and $43,620, respectively)	2,722,111	2,633,434	2,260,888
Cost of handsets and accessories	807,793	902,692	727,682
General and administrative expenses (including related party amounts of $67,447, $62,717 and $83,305, respectively) (Note 27)	2,580,070	2,436,252	2,274,421
Provision for doubtful accounts	88,325	111,307	122,550
Impairment of goodwill (Note 2, 4)	108,544	—	—
Impairment of long-lived assets other than goodwill (Note 4, 5)	518,872	19,015	127,875
Sales and marketing expenses (including related party amounts of $62,419, $83,183 and $135,622, respectively)	711,703	878,222	850,584
Depreciation and amortization expense	2,274,870	2,335,204	2,000,496
Provision for claims in Uzbekistan (Note 4)	418,350	—	—
Other operating (income)/expense (including related party amounts of $(3,837), $538 and $9,796, respectively)	208,956	193,677	194,181

Net operating income	1,996,061	2,808,885	2,734,559
CURRENCY EXCHANGE AND TRANSACTION (GAIN)/LOSS	(102,786)	158,066	(20,238)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $5,545, $14,923 and $19,685)	(84,359)	(62,559)	(84,396)
Interest expense, net of capitalized interest (including related party amounts of $11,795, $423 and $608)	568,184	656,898	777,287
Equity in net income of associates (Note 14)	(27,929)	(49,443)	(70,649)
Other expenses, net	23,164	6,571	66,924

Total other expenses, net	479,060	551,467	689,166

Income before provision for income taxes	1,619,787	2,099,352	2,065,631
PROVISION FOR INCOME TAXES (Note 23)	581,327	531,620	517,188

NET INCOME	1,038,460	1,567,732	1,548,443
LESS NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	31,176	123,788	167,812

NET INCOME ATTRIBUTABLE TO THE GROUP	1,007,284	1,443,944	1,380,631
OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAXES
Currency translation adjustment	33,929	(108,292)	(52,665)
Unrealized gain on derivatives (net of tax of $(2,053), $(1,841) and $(6,357))	8,212	7,364	25,428
Unrecognized actuarial (loss)/gain gains (net of tax of $1,223, $nil and $nil)	(4,891)	6,404	(7,151)

Other comprehensive income/(loss), net of taxes	37,250	(94,524)	(34,388)

TOTAL COMPREHENSIVE INCOME	1,075,710	1,473,208	1,514,055

LESS: TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	34,794	153,250	156,959

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE GROUP	1,040,916	1,319,958	1,357,096

Weighted average number of common shares outstanding—basic and diluted	1,988,918,528	1,970,953,129	1,916,869,262
Earnings per share, basic and diluted	$0.51	$0.73	$0.72

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive (loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable non-controlling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2010	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(748,422)	$5,097,462	$3,344,672	$1,021,039	$4,365,711	$82,261

Net income	—	—	—	—	—	—	1,380,631	1,380,631	161,214	1,541,845	6,598
Other comprehensive (loss)/income, net of taxes	—	—	—	—	—	(23,535)	—	(23,535)	(11,793)	(35,328)	940
Dividends declared by MTS	—	—	—	—	—	—	(953,192)	(953,192)	(11,552)	(964,744)	(14,973)
Dividends Metro-Telecom	—	—	—	—	—	—	(11,115)	(11,115)	—	(11,115)	—
Gain on transfer of asset from Sistema	—	—	—	—	—	—	2,603	2,603	1,463	4,066
Accrued compensation costs	—	—	—	—	—	—	614	614	—	614	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(12,118)	(12,118)	—	(12,118)	12,118
Acquisition of Metro-Telecom	—	—	—	—	—	—	(11,070)	(11,070)	—	(11,070)	—
Acquisition of Sistema Telecom	—	—	—	—	—	—	(439,455)	(439,455)	—	(439,455)	—
Acquisition of Multiregion	—	—	—	—	—	—	—	—	24,244	24,244	—
Recognition of put option in Comstar-UTS	—	—	—	—	—	—	(11,636)	(11,636)	—	(11,636)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	(141,584)	(141,584)	(152,627)	(294,211)	—

Balances at December 31, 2010	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(771,957)	$4,901,140	$3,124,815	$1,031,988	$4,156,803	$86,944

Net income	—	—	—	—	—	—	1,443,944	1,443,944	116,544	1,560,488	7,244
Other comprehensive (loss)/income, net of taxes	—	—	—	—	—	(123,986)	—	(123,986)	31,251	(92,735)	(1,789)
Dividends declared by MTS	—	—	—	—	—	—	(1,026,747)	(1,026,747)	—	(1,026,747)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(203,273)	(203,273)	(5,741)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	6,055	6,055	—	6,055	(6,055)
Acquisition of own stock	—	—	(8,000)	(70)	—	—	—	(70)	—	(70)	—
Exercise of put option in Comstar-UTS	—	—	—	—	—	—	11,636	11,636	—	11,636	—
Comstar-UTS merger (Note 3)	73,087,424	256	(1,031,849)	62,855	366,298	(24,645)	—	404,764	(393,817)	10,947	—
Acquisition of noncontrolling interest in Comstar-UTS	—	—	—	—	—	(4,760)	(41,377)	(46,137)	(119,340)	(165,477)	—
Acquisition of noncontrolling interest in MGTS (Note 3)	—	—	—	—	(272,840)	(38,644)	—	(311,484)	(356,330)	(667,814)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	(738)	—	—	(738)	(18,452)	(19,190)	—

Balances at December 31, 2011	2,066,413,562	$50,814	(77,496,725)	$(992,141)	$92,720	$(963,992)	$5,294,651	$3,482,052	$88,571	$3,570,623	$80,603

Net income	—	—	—	—	—	—	1,007,284	1,007,284	22,291	1,029,575	8,885
Other comprehensive income/(loss), net of tax	—	—	—	—	—	33,632	—	33,632	6,733	40,365	(3,115)
Dividends declared by MTS	—	—	—	—	—	—	(881,945)	(881,945)	—	(881,945)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(11,805)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(1,093)	(1,093)	—	(1,093)	1,093
Sale of own stock	—	—	2,340	0	—	—	0	0	—	0	—
Repurchase of own shares by MGTS (Note 25)	—	—	—	—	1,203	596	—	1,799	(9,989)	(8,190)	—
Deconsolidation of Stream (Note 3)	—	—	—	—	3,744	—	—	3,744	—	3,744	—

Balances at December 31, 2012	2,066,413,562	$50,814	(77,494,385)	$(992,141)	$97,667	$(929,764)	$5,418,897	$3,645,473	$107,606	$3,753,079	$75,661

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,038,460	$1,567,732	$1,548,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,274,870	2,335,204	2,000,496
Currency exchange and transaction (gain)/loss	(102,786)	130,467	(98,706)
Impairment of goodwill and long-lived assets	627,416	19,015	127,875
Debt issuance cost amortization	30,380	28,502	89,244
Amortization of deferred connection fees	(73,568)	(96,676)	(95,706)
Equity in net income of associates	(27,929)	(49,443)	(70,649)
Provision for doubtful accounts	88,325	111,307	122,550
Inventory obsolescence expense	25,970	30,160	27,825
Deferred tax loss/(benefit)	58,208	11,548	(45,448)
Other non-cash items	(1,989)	(9,304)	59,555
Changes in operating assets and liabilities:
Increase in trade receivables	(273,879)	(212,222)	(301,764)
Increase in inventory	(1,485)	(15,356)	(105,859)
(Increase)/decrease in prepaid expenses and other current assets	(25,426)	(37,715)	141,976
Decrease/(increase) in VAT receivable	21,556	(38,087)	(53,265)
Increase in trade payables, accrued liabilities and other current liabilities	269,710	31,545	222,630
Increase in liability for claims in Uzbekistan	264,429	—	—
Dividends received	44,351	42,328	47,973

Net cash provided by operating activities	4,236,613	3,849,005	3,617,170

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(60,933)	(219,474)	(195,106)
Purchases of property, plant and equipment	(2,642,796)	(2,239,787)	(1,914,331)
Purchases of intangible assets	(259,972)	(344,679)	(732,786)
Proceeds from sale of property, plant and equipment and assets held for sale	12,698	22,554	6,790
Purchases of short-term investments	(1,098,833)	(522,969)	(672,286)
Proceeds from sale of short-term investments	993,103	787,957	577,623
Purchase of other investments	(66,086)	(51,694)	(109,448)
Proceeds from sale of shares in Svyazinvest	—	—	843,158
Proceeds from sales of other investments	64,371	7,485	15,989
Investments in and advances to/from associates, net	—	3,000	(2,900)
(Increase)/decrease in restricted cash	(1,761)	2,568	1,670

Net cash used in investing activities	(3,060,209)	(2,555,039)	(2,181,627)

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from entities under common control and non-controlling interests	(8,190)	(864,081)	(739,756)
Contingent consideration paid on acquisition of subsidiaries	(654)	(13,532)	—
Proceeds from issuance of notes	—	228,333	1,560,028
Repayment of notes	(800,784)	(49,409)	(862,403)
Repurchase of common stock	—	(67)	—
Proceeds from issuance of common stock	—	13,442	—
Proceeds from sale of treasury stock	19	—	—
Notes and debt issuance cost	—	(70,774)	(65,697)
Capital lease obligation principal paid	(6,839)	(9,348)	(12,841)
Dividends paid	(922,935)	(1,239,828)	(975,822)
Cash deconsolidated on the loss of control over Stream	(7,220)	—	—
Proceeds from loans	580,015	2,043,521	2,839,644
Loan principal paid	(1,241,033)	(308,565)	(4,779,595)

Net cash used in financing activities	(2,407,621)	(270,308)	(3,036,442)

Effect of exchange rate changes on cash and cash equivalents	105,194	(100,526)	(417)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(1,126,023)	923,132	(1,601,316)
CASH AND CASH EQUIVALENTS, beginning of the year	1,850,826	927,694	2,529,010

CASH AND CASH EQUIVALENTS, end of the year	$724,803	$1,850,826	$927,694

SUPPLEMENTAL INFORMATION:
Income taxes paid	$548,361	$511,961	$400,116
Interest paid	614,401	633,116	671,354
Non-cash investing and financing activities:
Contributed property, plant and equipment	$1,067	$6,110	$2,814
Amounts owed for capital expenditures	115,315	229,064	180,528
Payable related to business acquisitions	9,105	6,857	23,281

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS

        Business of the Group—Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC", or "the Company") was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS.

        In these notes, "MTS" or the "Group" refers to Mobile TeleSystems OJSC and its subsidiaries.

        The Group provides a wide range of telecommunications services, including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS OJSC have been traded on the Open Joint Stock Company "MICEX-RTS" ("MICEX-RTS").

        Since 2009, the Group is developing its own retail network, operated by Russian Telephone Company CJSC ("RTC"), a wholly owned subsidiary of MTS OJSC.

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

        Basis of consolidation—Wholly-owned and majority-owned subsidiaries where the Group has operating and financial control are consolidated. All intercompany accounts and transactions are eliminated upon consolidation. Those ventures where the Group exercises significant influence but does not have operating and financial control are accounted for using the equity method. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated statements of financial position. The Group's share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and comprehensive income and disclosed in Note 14. Results of operations of subsidiaries acquired are

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

included in the consolidated statements of operations and comprehensive income from the date of their acquisition.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        As of December 31, 2012 and 2011, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method
		2012	2011
Barash Communications Technologies, Inc. ("BCTI")	Consolidated	100.0%	100.0%
Comstar-Regions	Consolidated	100.0%	100.0%
MTS Bermuda(1)	Consolidated	100.0%	100.0%
MTS Finance(2)	Consolidated	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%
RTC	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
TVT	Consolidated	100.0%	100.0%
Infocentr	Consolidated	100.0%	100.0%
Inteleca Group	Consolidated	100.0%	100.0%
Altair	Consolidated	100.0%	100.0%
Sistema Telecom	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	100.0%
Tascom	Consolidated	100.0%	—
Elf Group	Consolidated	100.0%	—
Intercom	Consolidated	100.0%	—
Zheleznogorsk City Telephone Communications ("ZhelGorTeleCom")	Consolidated	100.0%	—
Pilot	Consolidated	100.0%	—
TVKiK	Consolidated	100.0%	—
Metro-Telecom	Consolidated	95.0%	95.0%
Moscow City Telephone Network ("MGTS")	Consolidated	94.6%	94.1%
K-Telecom	Consolidated	80.0%	80.0%
MTS International Funding Limited ("MTS International")	Consolidated	VIE	VIE
Intellect Telecom	Equity	47.0%	47.0%
Stream	Equity	45.0%	100.0%
MTS Belarus	Equity	49.0%	49.0%

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

by transferring the proceeds through a loan facility to the Group. In 2010, MTS International issued $750.0 million 8.625% notes due in 2020 (Note 17). The notes are guaranteed by MTS OJSC in the event of default. While the Group does not hold any equity in MTS International, it has concluded that it is the primary beneficiary by virtue of the fact that it has the power to direct the activities of MTS International that most significantly impact its performance and by virtue of the guarantee has the obligation to absorb losses of MTS International that could potentially be significant to MTS International.

        The table below summarizes the assets and liabilities of MTS International as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Cash and cash equivalents	$28	$35
Intercompany Receivable from OJSC MTS(1)	751,617	751,617

Total assets:	$751,645	$751,652

Interest payable(2)	$1,617	$1,617
Notes payable due 2020(3)	750,000	750,000
Other payables	26	14

Total liabilities:	$751,643	$751,631

(1)
Eliminated in the Group consolidated statements of financial position

(2)
Relates to MTS International Notes due 2020, included in Accrued liabilities in the Group consolidated statements of financial position

(3)
Included in Notes payable, net of current portion, in the Group consolidated statements of financial position (Note 17)

        The MTS International Notes due 2020 and related interest payable are fully covered by intercompany receivables from OJSC MTS. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International incurs in connection with the notes maintenance activities. Such costs for the years ended December 31, 2012 and 2011 amounted to $64.7 million and $66.4 million, respectively, and were included in interest expense reported by the Group.

        Functional currency translation methodology—As of December 31, 2012, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, MTS Finance and MTS International—the Russian ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian hryvnia;

  •
  For the Turkmen branch of BCTI—the Turkmenian manat;

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

  •
  For K-Telecom—the Armenian dram;

  •
  For MTS Belarus—U.S. Dollar ("USD");

  •
  For Uzdunrobita and other entities—the U.S. Dollar.

        Until October 1, 2011, the functional currency of MTS Belarus, the Group's equity investee, was the local currency. However, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary. The Group reevaluated the functional currency criteria under ASC 830 Foreign Currency Matters, and determined that, starting October 1, 2011, the functional currency of MTS Belarus was the U.S. Dollar. The impact of the change in functional currency of MTS Belarus on the Group's consolidated financial statements was an increase in the carrying value of investments and advances in associates by $88.8 million as of October 1, 2011.

        The Group's reporting currency is U.S. Dollar. Remeasurement of the financial statements into functional currencies, where applicable, and translation of financial statements into U.S. Dollars has been performed as follows:

        For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period-end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at average rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations and comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        Other investments and loans—Long-term financial instruments consist primarily of investments and loans. Since quoted market prices are not readily available for all of its long-term financial instruments held by the Group, estimates of fair value are computed incorporating various unobservable market inputs.

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

        Other intangible assets—Other intangible assets primarily consists of billing, telecommunication, accounting and office software as well as numbering capacity and customer base. These assets are assets with finite useful lives. They are recognized at cost and amortized on a straight-line basis over their estimated useful lives.

        Accounts receivable—Accounts receivable are stated net of allowance for doubtful accounts. Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

        Provision for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review for recoverability of trade receivables, advances given, loans and other receivables. Such allowance reflects specific cases, collection trends or estimates based on evidence of collectability. For changes in the provision for doubtful accounts receivable see Note 8.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        Goodwill—For acquisitions before January 1, 2009 goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in purchase business combinations and is not amortized. For the acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit or segment identified in accordance with the authoritative guidance on intangible assets, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. During the year ended December 31, 2012 the Group recognized goodwill impairment in amount of $108.5 million related to Uzdunrobita litigation (Note 4).

        Impairment of long-lived assets—The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Group compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, the Group records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets (excluding goodwill noted above) amounted to $518.9 million, $19.0 million and $127.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Impairment losses in the amount of $502.3 million for the year ended December 31, 2012 and $119.6 million for the year ended December 31, 2010 were recognized by the Group subsidiaries in Uzbekistan and Turkmenistan as a result of the events described in Note 4 and Note 5, respectively. Impairment losses in the amount of $15.5 million and $1.1 million for the year ended December 31, 2012, $16.2 million and $2.7 million for the year ended December 31, 2011, and $4.6 million and $3.6 million for the year ended December 31, 2010 were recognized by the "Russia" and "Ukraine" segments, respectively.

        Subscriber prepayments—The Group requires the majority of its customers to pay in advance for telecommunications services. All amounts received in advance of services provided are recorded as a

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	7 months - 5 years
Residential wireline voice phone subscribers	15 years
Residential subscribers of broadband internet service	1 year
Other fixed line subscribers	3 - 5 years

        The Group calculates an average life of mobile subscribers for each region in which it operates and amortizes connection fees based on average life specific to that region.

        Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both trade receivables and service revenue.

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

        Roaming discounts—The Group enters into roaming discount agreements with a number of wireless operators. According to the terms of the agreements the Group is obliged to provide and entitled to receive a discount that is generally dependent on the volume of inter operator roaming traffic. The

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

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

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. The Group expenses these costs as incurred. Advertising costs for the years ended December 31, 2012, 2011 and 2010, were $257.7 million, $305.2 million and $319.7 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds, on behalf of all its employees.

        In Russia all social contributions paid during the year ended December 31, 2012 are represented by payments to governmental social funds, including the Pension Fund of the Russian Federation, the Social Security Fund of the Russian Federation and the Medical Insurance Fund of the Russian Federation.

        Direct contributions to those funds replaced payments of unified social tax which was abolished effective January 1, 2010. The contributions are expensed as incurred. The amount of social contributions recognized by the Group in Russia amounted to $210.0 million, $200.0 million and $127.6 million in 2012, 2011 and 2010, respectively.

        MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes interest costs, current service costs, amortization of prior service costs and net actuarial loss/gain. The expense is recognized during an employee's years of active service with MGTS. The recognition of expense for retirement pension plans is impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the Financial Accounting Standards Board ("FASB") authoritative guidance on retirement benefits.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to $80.3 million, $62.1 million and $70.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Financial instruments and hedging activities—From time to time, to optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining noncontrolling stakes in newly acquired subsidiaries. As these put and call option agreements are not freestanding, the underlying shares of such put and call options are classified as redeemable securities and are accounted for at redemption value which is the fair value of redeemable noncontrolling interests as of the reporting date. The fair value of redeemable noncontrolling interests is measured using the discounted future cash flows techniques, subject to applicable caps. The noncontrolling interest is measured at fair value using the discounted cash flow technique utilizing significant unobservable inputs ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in the redemption value of redeemable noncontrolling interests are accounted for in the Group's retained earnings. Redeemable noncontrolling interests are presented as temporary equity in the consolidated statement of financial position.

        The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statement of financial position. The Group reviews its fair value hierarchy classifications on a quarterly basis. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2012, 2011 and 2010, no reclassifications occurred. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance).

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of operations (Note 20).

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, receivables and payables, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of issued notes as of December 31, 2012, is disclosed in Note 17 and is based on quoted prices in active markets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2012.

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

        Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on share based compensation. Under the provisions of this guidance companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operation. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments. Compensation cost related to phantom stock options granted to our employees recognized in the Group's consolidated statement of operations for the years ended December 31, 2012, 2011 and 2010, amounted to $46.5 million, $16.0 million and $7.8 million, respectively.

        New and recently adopted accounting pronouncements—In June 2011, the FASB amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. Furthermore, the guidance requires items

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

reclassified from other comprehensive income to net income to be disclosed in both net income and other comprehensive income. The guidance is to be applied on a retrospective basis for all annual and interim periods beginning on or after December 15, 2011. As a result of adoption of amendments to the guidance the Group presented components of other comprehensive income as part of the single continuous statement of operations and comprehensive income.

        In September 2011, the FASB updated the authoritative guidance on testing goodwill for impairment. The update gives entities carrying out goodwill impairment test an option of performing qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance became effective for the Group on January 1, 2012 and was applied on a prospective basis. The adoption of this guidance did not have any significant impact on the Group's consolidated financial statements.

        In December 2011, the FASB issued guidance enhancing disclosure requirements surrounding the nature of an entity's right to offset and related arrangements associated with its financial instruments and derivative instruments. This new guidance requires companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to master netting arrangements. This new guidance is effective beginning on or after January 1, 2013. As this guidance only requires expanded disclosures, its adoption will not have an impact on the Group's consolidated financial position or results of operations.

        In July 2012, the FASB updated the authoritative guidance on testing indefinite-lived intangible assets for impairment. The update permits the entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The guidance is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a significant impact on the Group's consolidated financial statements.

3. BUSINESS ACQUISITIONS AND DISPOSALS

  Acquisitions and disposals in 2012

        Acquisitions of controlling interests in regional fixed line operators—In 2012, as part of its program of regional expansion, the Group acquired controlling interests in a number of fixed line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the acquisition method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2012:

	Elf Group	Intercom	ZhelGorTeleCom	Pilot & TVKiK	Total
Month of acquisition	August	August	October	October
Region of operations	Central region	Volga region	Central region	Central region
Ownership interest acquired	100%	100%	100%	100%
Current assets	$180	$278	$135	$109	$702
Property, plant and equipment	1,530	361	108	663	2,662
Goodwill	5,407	1,950	3,698	1,746	12,801
Customer base	1,401	901	1,748	692	4,742
Current liabilities	(1,368)	(469)	(411)	(188)	(2,436)
Non-current liabilities	(280)	(180)	(355)	(138)	(953)
Fair value of contingent consideration	(878)	(316)	(162)	—	(1,356)

Consideration paid	$5,992	$2,525	$4,761	$2,884	$16,162

        The Group's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed.

        Customer base intangibles recognized as a result of the acquisitions are being amortized over a period ranging from 7 to 9 years depending on the type of subscribers.

        The recognition of goodwill in the amount of $12.8 million from the acquisitions is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

        Tascom—In May 2012, the Group acquired a 100% stake in Tascom CJSC ("Tascom"), a market leader in providing telecommunication services to corporate clients in Moscow and the Moscow region, for $45.3 million. The seller has indemnified the Group against all losses which arise in connection with liability for taxation matters relating to the pre-acquisition period. As of the acquisition date the Group recorded a provision for tax liabilities and a related indemnification asset in the amount of $7.4 million relating to this warranty.

        The Group also should pay to the seller any amount received for the services rendered by Tascom prior to the acquisition date, capped at RUB 400 million ($12.6 million as of May 28, 2012)—this contingent consideration arrangement was recorded at fair value which was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). The fair value was measured as the best estimate of all possible outcomes. During 2012 the Group paid $2.7 million of this contingent consideration to the seller. The remaining amount of $2.7 million is expected to be paid in 2013.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The acquisition was accounted for using the acquisition method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$15,435
Property, plant and equipment	18,452
Goodwill	34,089
Customer base	5,293
Other non-current assets	6,383
Current liabilities	(25,659)
Non-current liabilities	(3,363)
Fair value of contingent consideration	(5,365)

Consideration paid	$45,265

        The excess of the consideration paid over the value of net assets acquired in the amount of $34.1 million was allocated to goodwill which was attributable to the "Russia" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the expected synergies from increase of market share and reduction of capital expenditures to be made by the Group to construct optical fiber network.

        Deconsolidation of Stream—In May 2012, MTS and Sistema have signed a shareholders agreement with respect to the management of Stream LLC ("Stream"), which owns and manages Stream.ru. In addition Sistema contributed RUB 496.1 million ($15.8 million as of May 24, 2012) into Stream's charter capital and owned a 55% stake in Stream, thereby reducing MTS's direct ownership in Stream from 100% to 45%. After a loss of control over the subsidiary, the Group deconsolidated Stream and accounted for its interest using the equity method. The disposal was accounted for as transaction under common control directly in equity.

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2012 and 2011, give effect to the 2012 acquisitions of Elf Group, Intercom, ZhelGorTeleCom, Pilot, TVKiK and Tascom as though these business combinations had been completed at the beginning of 2011.

	2012	2011
Pro forma:
Net revenues	$12,455,846	$12,357,783
Net income	1,011,836	1,455,503

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2011, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

        The following amounts of revenue and earnings of companies acquired in 2012 since the acquisition date are included into the consolidated statement of operations and comprehensive income for the year ended December 31, 2012:

2012
Net revenues	$26,289
Net income	5,006

  Acquisitions in 2011

        Increase of stake in MGTS—In December 2011, the Group acquired 29% of the ordinary shares of MGTS from Sistema through acquisition of Sistema-Invenchur for RUB 10.56 billion ($336.3 million as of December 1, 2011). In addition the Group assumed debt in the amount of RUB 10.41 billion ($331.5 million as of December 1, 2011) due and payable by the end of 2011. MGTS is Moscow's incumbent fixed line operator that initially joined to the Group as a result of Comstar acquisition. Upon completion of the transaction the Group's ownership stake in MGTS increased to 99.01% of ordinary shares and 69.7% of preferred shares, which overall totals 94.1% of MGTS charter capital. The transaction was accounted for directly in equity.

        Acquisitions of controlling interests in regional fixed line operators—In 2011 as part of its program of regional expansion, the Group acquired controlling interests in a number of fixed line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the acquisition method of accounting.

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2011:

	Inteleca Group	Infocentr	Altair	TVT	Total
Month of acquisition	April	April	August	October
Region of operations	Sibir region	Ural region	Central region	Volga region
Ownership interest acquired	100%	100%	100%	100%
Current assets	$853	$2,840	$3,172	$7,623	$14,488
Property, plant and equipment	10,812	2,585	3,739	68,789	85,925
Goodwill	10,662	14,711	12,726	111,967	150,066
Customer base	2,217	4,820	13,025	7,330	27,392
Other non-current assets	22	17	1,618	1,889	3,546
Current liabilities	(4,491)	(8,547)	(5,542)	(25,510)	(44,090)
Non-current liabilities	(875)	(989)	(3,148)	(9,545)	(14,557)

Consideration paid	$19,200	$15,437	$25,590	$162,543	$222,770

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        The recognition of goodwill in the amount of $150.1 million is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

        The Group finalized the purchase price allocation of TVT in 2012. The consolidated statement of financial position was retroactively adjusted as if the purchase price allocation had been finalized at the acquisition date. The completion of the valuation of individual assets of the company resulted in the following adjustments:

	Amounts Recognized as of Acquisition Date	Measurement Period Adjustments	Amounts Recognized as of Acquisition Date (as Adjusted)
Current assets	$7,623	$—	$7,623
Property, plant and equipment	31,664	37,125	68,789
Goodwill	147,591	(35,624)	111,967
Customer base	—	7,330	7,330
Other non-current assets	1,813	76	1,889
Current liabilities	(25,510)	—	(25,510)
Non-current liabilities	(638)	(8,907)	(9,545)

Consideration paid	$162,543	$—	$162,543

  Acquisitions in 2010

        Acquisitions of controlling interests in regional fixed line operators—In 2010, as part of its program of regional expansion, the Group acquired controlling interests in a number of fixed line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the acquisition method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        The acquisition was accounted for as a common control transaction at carrying amount in a manner similar to the pooling-of-interests method directly in equity.

        Acquisition of Metro-Telecom—In August 2010, the Group acquired a 95% stake in Metro-Telecom from Invest-Svyaz, a wholly-owned subsidiary of Sistema, for RUB 339.35 million ($11.01 million as of August 27, 2010). The company operates an optical fiber network in the Moscow metro.

        The acquisition was accounted for as a common control transaction at carrying amount in a manner similar to the pooling-of-interests method directly in equity.

        Acquisition of Multiregion—In July 2010, the Group acquired a 100% stake in Multiregion for cash consideration of $123.6 million. Multiregion and its subsidiaries is a group of broadband and cable TV providers with a presence in 37 cities of the Russian Federation.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

        The excess of the purchase price over the value of net assets acquired in the amount of $148.7 million was allocated to goodwill which was assigned to the "Russia" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the synergies from reduction of internet-traffic and administrative expenses of the Group and expected increase of market share as a result of future capital expenditures to be made by the Group.

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

        Upon obtaining control over TS-Retail, the Group accounted for the acquisition as a common control transaction at carrying amount in a manner similar to the pooling-of-interests method directly in equity.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Increase of stake in Comstar-UTS—In September 2010, through a voluntary tender offer the Group acquired 37,614,087 ordinary shares of Comstar-UTS which represents approximately 9.0% of its issued share capital for a total consideration of RUB 8.28 billion (approximately $271.89 million as of October 6, 2010). This brought the Group's total ownership stake in Comstar-UTS to 70.97% (or 73.33% excluding treasury shares). The transaction was accounted for directly in equity.

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

4. OPERATIONS IN UZBEKISTAN

        In June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. On July 17, 2012 Uzdunrobita suspended its services in Uzbekistan upon receipt of an order from the State Agency for Communications and Information of Uzbekistan ("SACI") on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days; this suspension was subsequently extended to three months.

        On August 6-7, 2012, sixteen regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately $80.0 million. This amount was subsequently reduced by the superior antimonopoly regulator to $13.0 million in aggregate. The disputes with antimonopoly authorities were dismissed further to payments made by Uzdunrobita under the Appeal Decision (as defined below).

        On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita.

        Notwithstanding the fact that tax audit of Uzdunrobita's operations for the period of 2007-2010 was completed in February 2012 and did not reveal any serious violations, Uzdunrobita received the findings of subsequent additional tax audits related to licenses regulation violations, income and other taxes resulting in a total amount of claims of approximately $900.0 million. This amount was subsequently reduced to $669.0 million in aggregate. These claims of tax authorities of Uzbekistan and related disputes in Uzbek commercial courts are still pending.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

        During September-October 2012, $6.4 million from Uzdunrobita bank accounts was used by the Uzbek state to settle its alleged liabilities under these claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state to confiscate all assets of Uzdunrobita in connection with a criminal court judgment against four employees of Uzdunrobita. Previously, the Uzbek law enforcement bodies arrested all of the Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate division of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the decision of the Tashkent City Criminal Court dated September 17, 2012 and determined that the total amount of damages incurred by the state is to be compensated by Uzdunrobita. This amount of damages was calculated and determined on the basis of all aforementioned existing claims against Uzdunrobita and amounted to $587 million payable in equal installments during eight months (the "Appeal Decision").

        In accordance with applicable Uzbek laws, Uzdunrobita petitioned to the Deputy General Prosecutor to appeal the Appeal Decision in the Supreme Court of Uzbekistan and grant a stay to enforce the Appeal Decision. However, such petitions were rejected by the General Prosecutor Office on January 8, 2013.

        Further to such rejection, Uzdunrobita immediately filed similar requests to the Chairman of the Supreme Court of Uzbekistan. However, on January 23, 2013, the Company was notified that the matter was submitted by the Supreme Court for consideration by the Chairman of Tashkent City Court. As of the current date Uzdunrobita has not yet received any response from the Chairman of Tashkent City Court. In order to comply with the Appeal Decision, Uzdunrobita paid two scheduled installments in November and December 2012 totaling $147.5 million. On January 14, 2013, further to partial payment of the third installment payable in January 2013 totaling $15.9 million and constituting the remaining amount of cash held in its bank accounts Uzdunrobita filed petition on its voluntary bankruptcy to the Tashkent Commercial Court due to its inability to meet further obligations pursuant the Appeal Decision. The court initiated bankruptcy procedures and appointed an external temporary supervisor over Uzdunrobita with the further bankruptcy hearing scheduled for April 22, 2013.

        Uzdunrobita continues to defend its rights in accordance with the laws of the Republic of Uzbekistan. MTS also reserves its right to use all available legal options in the international arena in order to claim damages caused by termination of Uzdunrobita's operations in Uzbekistan.

        Separate to the impairments recognized (see below), a liability of $418.3 million relating to the claims was recorded with an associated charge to the consolidated statement of operations and comprehensive income as the minimum of a range of probable losses according to management's estimations, as required by U.S. GAAP if no estimate within a range is more likely than any other. It is reasonably possible that the estimate of the claims will change in the near term due to future events impacting the amount and probability of the exposure. As of December 31, 2012, the outstanding balance of the claims amounted to $264.4 million.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

impairment upon first receiving notification of the investigations. As a result, an impairment loss of the following long-lived assets was recorded in the consolidated statement of operations and comprehensive income for the year ended December 31, 2012 and was assigned to the "Uzbekistan" segment:

Impairment loss
Property, plant and equipment	$256,355
Licenses	82,885
Rights to use radio frequencies	76,641
Numbering capacity	36,145
Software and other intangible assets	50,241
Goodwill	108,544

Total impairment loss relating to goodwill and long-lived assets	$610,811

        There is reasonable uncertainty in respect of the ability of the Group to continue its operations in Uzbekistan which may significantly affect the fair value of the remaining long-lived assets as of December 31, 2012. The Group used a probability-weighted valuation technique to determine the fair value of the long lived assets as of December 31, 2012, which was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). In calculating the future cash flows for use in the assessment of the fair value of long-lived assets, the Group used forecasts for the Uzbekistan telecommunication market and Uzdunrobita's position in that market. The forecasts were based on all available internal and external information, including growth projections and industry experts' estimates.

5. OPERATIONS IN TURKMENISTAN

        In December 2010, the Group suspended its operations in Turkmenistan following notification by the Ministry of Communications of Turkmenistan of a decision to suspend licenses held by BCTI (or "MTS-Turkmenistan"), the Group's wholly-owned subsidiary in Turkmenistan, for a period of one month starting from December 21, 2010. On January 21, 2011, the period of license suspension expired, however, permission to resume operations was not granted.

        The Group operated in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS OJSC and the Ministry of Communications of Turkmenistan valid for a period of five years with a possibility to extend its term. In accordance with certain provisions of this agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan. The amount of shared net profit was calculated based on the financial statements prepared in accordance with local accounting principles subject to certain adjustments. Under the terms of the agreement, BCTI shared 20% of its net profit with the Ministry of Communications of Turkmenistan. The Group at all times believed that the agreement would be extended and approached the Ministry of Communications within the required timeframe to formalize the extension. However, the Ministry of Communications did not extend the agreement.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

5. OPERATIONS IN TURKMENISTAN (Continued)

        Following the decision to suspend the licenses, Turkmenistan government authorities took further steps, including unilateral termination of interconnect agreements between BCTI and state-owned telecom operators, to prevent the Group from providing services to its customers.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Turkmenistan, the Group determined that all of its long-lived assets attributable to Turkmenistan were impaired and recorded an impairment charge of $119.6 million in the consolidated statement of operations and comprehensive income for the year ended December 31, 2010 which was assigned to "Turkmenistan" segment:

Impairment loss
Property, plant and equipment	$107,469
Software and other intangible assets	12,111

Total impairment loss	$119,580

        The fair value of long-lived assets was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). The probability of the successful continuation of the Group's operations in Turkmenistan was considered to be low and the fair value of long-lived assets was estimated as nil.

        The Group also wrote off current assets in the amount of $18.2 million in the Group's statement of operations and comprehensive income for the year ended December 31, 2010.

        The Group initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend its legal rights in the International Court of Arbitration of the International Chamber of Commerce ("ICC") and in the International Centre for the Settlement of Investment Disputes ("ICSID"). At the same time, the parties continued negotiating MTS' return to Turkmenistan.

        As a result of negotiations with the Government of Turkmenistan, MTS and the state-owned provider of telecommunications services, State Enterprise for Electrocommunications "TurkmenTelecom", acting in accordance with a decree issued by the President of Turkmenistan, signed an agreement stipulating the terms and conditions for the operation of MTS's wholly owned subsidiary MTS-Turkmenistan in the Republic of Turkmenistan (the "Agreement").

        The effective date of the Agreement was July 25, 2012 and it is valid for a period of five years and may be extended for another five-year term subject to fulfillment of certain conditions. The Agreement stipulates that MTS-Turkmenistan will pay TurkmenTelecom on a monthly basis 30% of MTS- Turkmenistan net profit derived from its operations in Turkmenistan.

        MTS-Turkmenistan has been granted GSM and 3G licenses for a three-year term, has signed a number of interconnect and access to infrastructure agreements with Turkmenistan state-owned telecommunications providers and has been allocated other technical resources enabling it to resume operations throughout Turkmenistan.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

5. OPERATIONS IN TURKMENISTAN (Continued)

        On July 25, 2012, MTS OJSC, its wholly owned subsidiary BCTI, the Sovereign State of Turkmenistan, the Communications Ministry of Turkmenistan, state-owned operators Altyn Asyr and Turkmen Telecom signed a settlement agreement pursuant to which the parties undertook to withdraw all mutual legal claims relevant to the cessation of MTS's activities in Turkmenistan in December 2010.

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2012 and 2011 comprised the following:

	December 31,
	2012	2011
Ruble current accounts	$243,693	$300,057
Ruble deposit accounts	116,881	934,169
U.S. Dollar current accounts	41,508	321,949
U.S. Dollar deposit accounts	50,000	101,600
Euro current accounts	166,642	25,770
Euro deposit accounts	—	2,600
Hryvna current accounts	8,763	10,873
Hryvna deposit accounts	77,130	—
Uzbek som current accounts	11,960	150,547
Turkmenian manat current accounts	5,760	1,501
Armenian dram current accounts	2,457	1,616
Other	9	144

Total cash and cash equivalents	$724,803	$1,850,826

7. SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2012 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	4.1 - 9.0%	January - June 2013	$132,826
Other			3

Total			$132,829

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

7. SHORT-TERM INVESTMENTS (Continued)

        Short-term investments as of December 31, 2011 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	2.0 - 11.0%	January - October 2012	$80,291
Belarusian ruble denominated deposits	26.0 - 37.0%	February - April 2012	5,933
Other			18

Total			$86,242

8. TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2012 and 2011 comprised the following:

	December 31,
	2012	2011
Subscribers	$372,480	$351,786
Interconnect	111,626	112,751
Dealers	80,907	106,000
Roaming	513,662	283,830
Other	134,039	106,402
Allowance for doubtful accounts	(113,955)	(96,961)

Trade receivables, net	$1,098,759	$863,808

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance, beginning of year	$96,961	$120,468	$97,653
Provision for doubtful accounts	76,772	101,967	123,352
Accounts receivable written off	(53,699)	(120,673)	(99,708)
Currency translation adjustment	(6,079)	(4,801)	(829)

Balance, end of year	$113,955	$96,961	$120,468

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

9. INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2012 and 2011, comprised the following:

	December 31,
	2012	2011
Handsets and accessories	$238,043	$223,764
Spare parts for telecommunication equipment	23,528	28,533
SIM cards and prepaid phone cards	5,475	10,445
Advertising materials	34	1,320
Other materials	15,593	27,013

Total inventory and spare parts	$282,673	$291,075

        Obsolescence expense for the years ended December 31, 2012, 2011 and 2010 amounted to $26.0 million, $30.2 million and $27.8 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. Spare parts for telecommunication equipment included in inventory are expected to be utilized within the twelve months following the statement of financial position date.

10. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2012 and 2011, was as follows:

		December 31,
	Useful lives, months
		2012	2011
Network, base station equipment and related leasehold improvements (including leased assets of $nil and $1.2 million)	60 - 204	$12,897,657	$11,438,358
Office equipment, computers and other	36 - 180	1,308,512	1,232,189
Buildings and related leasehold improvements (including leased assets of $0.8 million and $0.8 million)	240 - 600	826,880	776,359
Vehicles (including leased assets of $32.6 million and $31.5 million)	36 - 84	94,313	88,162

Property, plant and equipment, at cost (including leased assets of $33.4 million and $33.5 million)		15,127,362	13,535,068
Accumulated depreciation (including leased assets of $18.3 million and $11.4 million)		(7,996,845)	(7,023,556)
Construction in progress and equipment for installation		1,817,695	1,730,965

Property, plant and equipment, net		$8,948,212	$8,242,477

        Depreciation expense during the years ended December 31, 2012, 2011 and 2010 amounted to $1,806 million, $1,802.1 million and $1,518.8 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Depreciation of the assets recorded as capital leases during the years ended December 31, 2012, 2011 and 2010 amounted to $9.3 million, $9.5 million and $2.8 million, respectively. Interest expense accrued on capital lease obligations for the years ended December 31, 2012, 2011 and 2010 amounted to $4.3 million, $1.8 million and $0.5 million, respectively.

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

        As of December 31, 2012 and 2011, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2012	2011
Russia	$9,021	$20,320
Uzbekistan	—	196,517
Armenia	183,705	192,186
Ukraine	49,351	49,494

Licenses, at cost	242,077	458,517
Accumulated amortization	(133,658)	(231,006)

Licenses, net	$108,419	$227,511

        Amortization expense for the years ended December 31, 2012, 2011 and 2010, amounted to $31.7 million, $60.1 million and $76.3 million, respectively.

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2012, all licenses which expired during 2012 covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. The weighted-average period until the next renewal of licenses in the Russian Federation is two years.

        The Group has limited experience with the renewal of its existing licenses covering the territories of the Group's foreign subsidiaries. Licenses for the provision of telecommunication services in MTS Ukraine and K-Telecom, the Group's Armenian mobile phone operator, are valid until 2013 and 2019, respectively.

        The Group's license in Turkmenistan was suspended by the Turkmenistan Ministry of Communications in December 2010 which resulted in cessation of the Group's operational activity in Turkmenistan. The Group fully impaired the recorded value of the licenses in Turkmenistan in the year ended December 31, 2010. In July 2012, the Turkmenistan Ministry of Communications granted to the Group GSM and 3G licenses for a three-year term at no cost and the Group recommenced its operations in Turkmenistan (Note 5).The license for the provision of telecommunication services in Uzbekistan was withdrawn in August 2012 (Note 4).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

11. LICENSES (Continued)

        Based solely on the cost of amortizable operating licenses existing as of December 31, 2012 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2017 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2013	$16,841
2014	15,707
2015	15,706
2016	15,745
2017	15,639
Thereafter	28,781

Total	$108,419

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

12. GOODWILL

        The change in the net carrying amount of goodwill for 2012 and 2011 by reportable segments was as follows:

	Russia	Ukraine	Uzbekistan	Other	Total
Balance at January 1, 2011
Gross amount of goodwill	$769,958	$5,327	$108,544	$145,602	$1,029,431
Accumulated impairment loss	(48,096)	—	—	—	(48,096)

	721,862	5,327	108,544	145,602	981,335

Acquisitions (Note 3)	150,066	—	—	—	150,066
Finalization of purchase accounting	6,945	—	—	—	6,945
Currency translation adjustment	(46,988)	(19)	—	(8,433)	(55,440)

Balance at December 31, 2011
Gross amount of goodwill	877,413	5,308	108,544	137,169	1,128,434
Accumulated impairment loss	(45,528)	—	—	—	(45,528)

	831,885	5,308	108,544	137,169	1,082,906

Acquisitions (Note 3)	46,890	—	—	—	46,890
Impairment loss (Note 4)	—	—	(108,544)	—	(108,544)
Currency translation adjustment	52,483	(2)	—	(6,054)	46,427

Balance at December 31, 2012
Gross amount of goodwill	979,519	5,306	108,544	131,115	1,224,484
Accumulated impairment loss	(48,261)	—	(108,544)	—	(156,805)

	$931,258	$5,306	$—	$131,115	$1,067,679

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13. OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2012 and 2011 comprised the following:

		December 31, 2012			December 31, 2011
	Useful lives, months	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240	$1,684,409	$(1,133,959)	$550,450	$1,668,715	$(1,042,773)	$625,942
Acquired customer base	60 to 372	295,902	(99,542)	196,360	269,486	(68,741)	200,745
Rights to use radio frequencies	24 to 180	314,845	(126,467)	188,378	353,776	(138,546)	215,230
Accounting software	13 to 60	121,557	(70,412)	51,145	141,084	(98,672)	42,412
Numbering capacity with finite contractual life	24 to 120	118,999	(71,656)	47,343	75,803	(70,979)	4,824
Office software	13 to 120	166,277	(63,445)	102,832	123,452	(72,752)	50,700
Other	12 to 120	85,727	(14,697)	71,030	110,913	(44,625)	66,288

		2,787,716	(1,580,178)	1,207,538	2,743,229	(1,537,088)	1,206,141

Prepayments for intangible assets		34,584	—	34,584	84,985	—	84,985
Numbering capacity with indefinite contractual life		—	—	—	78,491	—	78,491

Total other intangible assets		$2,822,300	$(1,580,178)	$1,242,122	$2,906,705	$(1,537,088)	$1,369,617

        As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, the Group entered into agreements for the use of telephone numbering capacity with other telecommunications operators in the region. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of two to ten years in accordance with the terms of the contracts to acquire such capacity. On December 26, 2012, the State Duma passed the law on the retention of the cellphone number by subscribers in case of change of the service provider. In connection with this law the Group reclassed numbering capacity with an indefinite useful life in the amount of $42.7 million to numbering capacity with finite contractual life.

        Uzdunrobita's numbering capacity with indefinite contractual life in the amount of $36.1 million was fully impaired during the year ended December 31, 2012 (Note 4).

        Amortization expense for the years ended December 31, 2012, 2011 and 2010 amounted to $427.9 million, $454.0 million and $399.8 million, respectively. Based solely on the cost of amortizable

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13. OTHER INTANGIBLE ASSETS (Continued)

intangible assets existing at December 31, 2012 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2017 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2013	$441,000
2014	288,930
2015	171,420
2016	103,230
2017	52,510
Thereafter	150,448

Total	$1,207,538

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives, exchange rates and other relevant factors.

        The weighted-average amortization period for billing and telecommunication software acquired during the years ended December 31, 2012 and 2011 is four years.

14. INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2012 and 2011, the Group's investments in and advances to associates comprised the following:

	December 31,
	2012	2011
MTS Belarus—equity investment	$165,233	$176,659
Intellect Telecom—equity investment	9,437	11,388
Stream LLC—equity investment	7,479	—

Total investments in and advances to associates	$182,149	$188,047

        MTS Belarus—The financial position and results of operations of MTS Belarus as of and for the year ended December 31, 2012 and December 31, 2011 were as follows:

	(unaudited)
	2012	2011
Total assets	$367,736	$417,555
Total liabilities	53,310	92,884
Net income	67,717	107,533

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

interest in Intellect Telecom in exchange for building of a business center in Moscow City with NBV of $0.8 million, thus increasing its share in Intellect Telecom to 49.95%.

        The financial position and results of operations of Intellect Telecom as of and for the year ended December 31, 2012 and 2011 were as follows:

	(unaudited)
	2012	2011
Total assets	$18,711	$19,210
Total liabilities	5,073	3,110
Net loss	5,154	6,765

        Stream LLC—After the loss of control over the subsidiary, the Group deconsolidated Stream and accounted for the investment using the equity method of accounting (Note 3).

        The financial position and results of operations of Stream LLC as of and for the year ended December 31, 2012 (since deconsolidation) were as follows:

(unaudited)
2012
Total assets	$21,271
Total liabilities	5,076
Net loss	6,244

        The Group's share in the total earnings or losses of associates was included in other income in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2012, 2011 and 2010, this share of earnings amounted to $27.9 million, $49.4 million and $70.6 million, respectively.

15. INVESTMENT IN SHARES OF SVYAZINVEST

        In December 2006, as a part of its program of regional expansion, the Group acquired a 25% stake plus one share in Telecommunication Investment Joint Stock Company ("Svyazinvest") from Mustcom Limited for a total consideration of approximately $1,390.0 million, including cash of $1,300.0 million and the fair value of a call and put option of $90.0 million. Svyazinvest is a holding company that holds controlling stakes in seven publicly traded incumbent fixed line operators ("MRKs") based in all seven Federal districts of Russia, Rostelecom, a publicly traded long-distance fixed line operator operating a Russia-wide network, and several other entities, the majority of which are non-public. Based on an analysis of all relevant factors, management determined that the acquisition of 25% plus one share of Svyazinvest does not allow the Group to exercise significant influence over this entity due to its legal structure and certain limitations imposed by Svyazinvest's charter documents. Accordingly, the Group accounted for its investment in Svyazinvest under the cost method.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

15. INVESTMENT IN SHARES OF SVYAZINVEST (Continued)

        In November 2009, the Group, Sistema and Svyazinvest ("the Parties") signed a non-binding memorandum of understanding ("MOU"), under which the Parties agreed to enter into a series of transactions which would ultimately result in (i) disposal of the Group's investment in Svyazinvest to a state-controlled enterprise; (ii) noncash extinguishment of the Group's indebtedness to Sberbank (Note 16); (iii) an increase in Sistema's ownership in Sky Link to 100% and disposal of this investment to Svyazinvest; and (iv) disposal of 28% of MGTS' common stock owned by Svyazinvest to Sistema.

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

        In September 2010, the Group completed the sale of its Svyazinvest stake for cash consideration of RUB 26.0 billion and repaid the outstanding debt to Sberbank in the amount of RUB 26.0 billion with proceeds from the sale. In connection with the sale of the 25% plus one share stake in Svyazinvest the Group incurred consultancy fees due to Sistema-Invenchur, a subsidiary of Sistema, in the amount of RUB 291.2 million ($9.6 million at September 2010 average rate). No gain or loss was recognized upon sale.

16. OTHER INVESTMENTS

        As of December 31, 2012 and 2011, the Group's other investments comprised the following:

			December 31,
	Annual interest rate	Maturity date
			2012	2011
Investments in ordinary shares (related parties) (Note 24)	—	—	$10,068	$9,498
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche	6%	2015	90,000	92,700
Loan receivable from MTS Bank (related party) (Note 24)	8.8%	2022	69,141	—
Promissory notes of Sistema (Note 24)	0.0%	2017	20,362	19,209
Other	—	—	1,866	2,035

Total other investments			$191,437	$123,442

        The Group does not discount promissory notes and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

16. OTHER INVESTMENTS (Continued)

        In December 2010, the Group granted a $90.0 million loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the remaining 20% stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise. Interest accrued on the loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche for the years ended December 31, 2012, 2011 and 2010, amounted to $5.6 million, $4.1 million and $0.4 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. The fair value of the loan approximates its carrying value due to the marketable interest rate.

17. BORROWINGS

        Notes—As of December 31, 2012 and 2011, the Group's notes consisted of the following:

	Currency	Interest rate	2012	2011
MTS International Notes due 2020 (Note 2)	USD	8.625%	$750,000	$750,000
MTS OJSC Notes due 2020	RUB	8.15%	493,865	465,895
MTS OJSC Notes due 2016	RUB	8.75%	58,865	465,895
MTS OJSC Notes due 2014	RUB	7.60%	448,382	422,988
MTS Finance Notes due 2012 (Note 29)	USD	8.00%	—	400,000
MTS OJSC Notes due 2017	RUB	8.70%	329,243	310,597
MTS OJSC Notes due 2018	RUB	8.00%	316,419	298,499
MTS OJSC Notes due 2015	RUB	7.75%	248,150	234,097
MTS OJSC Notes due 2013	RUB	7.00%	14,118	13,318
Plus: unamortized premium			476	608
Less: unamortized discount			—	(15)

Total notes			$2,659,518	$3,361,882
Less: current portion			(330,537)	(865,880)

Total notes, long-term			$2,328,981	$2,496,002

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2018	June 2013
MTS OJSC Notes due 2020	November 2015

        The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17. BORROWINGS (Continued)

announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2013 (MTS OJSC Notes due 2018) and in 2015 (MTS OJSC Notes due 2020) in the aggregated maturities schedule as these are the reporting periods when the noteholders will have the unilateral right to demand repurchase.

        In July 2012, the Group changed the coupon rate for MTS OJSC Notes due 2016 from 14.25% to 8.75%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2016 at the request of eligible noteholders in the amount of RUB 13.2 billion ($401.0 million as of the date of the transaction). The new coupon rate is valid till the final due dates of the notes.

        During 2012 the Group conducted a number of REPO transactions with the repurchased notes to obtain short-term financing. As of December 31, 2012, the Group had the following unclosed REPO transactions with due date on January 9, 2013:

	# of Notes	Due amount	Unrealized premium	Total
MTS OJSC Notes due 2013	2,470,000	$66,965	$39	$67,004
MTS OJSC Notes due 2015	2,463,000	66,992	54	67,046
MTS OJSC Notes due 2014	279,350	7,877	5	7,882
MTS OJSC Notes due 2018	210,000	5,722	5	5,727

				$147,659

        The above balance is included in the short-term portion of bank loans and other debt disclosed below.

        The fair values of notes based on the market quotes as of December 31, 2012 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Irish stock exchange	126.25	$946,875
MTS OJSC Notes due 2020	MICEX	99.45	491,148
MTS OJSC Notes due 2014	MICEX	99.42	445,781
MTS OJSC Notes due 2017	MICEX	100.50	330,889
MTS OJSC Notes due 2018	MICEX	100.28	317,305
MTS OJSC Notes due 2015	MICEX	100.00	248,150
MTS OJSC Notes due 2016	MICEX	100.00	58,865
MTS OJSC Notes due 2013	MICEX	99.84	14,095

Total notes			$2,853,108

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17. BORROWINGS (Continued)

        Bank loans and other debt—As of December 31, 2012 and 2011, the Group's loans from banks and financial institutions consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2012)
	Maturity		2012	2011
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2013 - 2020	LIBOR +1.15% (1.66%)	$923,182	$580,742
Skandinavska Enskilda Banken AB	2013 - 2017	LIBOR+0.23% - 1.8% (0.73% - 2.31%)	167,000	204,507
EBRD	2012	—	—	83,333
HSBC Bank plc and ING BHF Bank AG	2013 - 2014	LIBOR+0.3% (0.81%)	31,762	51,503
Citibank International plc and ING Bank N.V.	2013	LIBOR+0.43% (0.93%)	18,889	40,688
HSBC Bank plc, ING Bank and Bayerische Landesbank	2013 - 2015	LIBOR+0.3% (0.81%)	26,351	42,961
Commerzbank AG, ING Bank AG and HSBC Bank plc	2013 - 2014	LIBOR+0.3% (0.81%)	21,704	36,495
ABN AMRO Bank N.V.	2013	LIBOR+0.35% (0.86%)	6,287	12,574
Other	2013	Various	3,004	9,356

			$1,198,179	$1,062,159
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2013 - 2018	EURIBOR+1.65% (1.97%)	$55,032	$64,033
LBBW	2013 - 2017	EURIBOR+0.75% (1.07%)	30,884	36,215
Bank of China	2013 - 2016	EURIBOR+1.95% (2.27%)	95,630	116,812
ABN AMRO Bank N.V.	2013	EURIBOR+0.35% (0.67%)	4,584	8,958
Other	2013	Various	2,023	8,064

			$188,153	$234,082
RUB-denominated:
Sberbank	2015 - 2017	8.50% 1)	$3,292,430	$3,105,967
Bank of Moscow	2013	8.25%	131,697	434,835
Notes in REPO	2013	6.13%	147,659	—
Gazprombank	—	—	—	472,107
Other	2013 - 2023	Various	17,288	25,057

			$3,589,074	$4,037,966
Debt-related parties	—	—	—	6,799

			$—	$6,799
Total bank loans			$4,975,406	$5,341,006
Less: current portion			(573,597)	(283,025)

Total bank loans, long-term			$4,401,809	$5,057,981

(1)
Initially, the interest rate on the Sberbank RUB-denominated credit facilities due 2015-2017 of 8.95% was valid till March 2011 and for the period from December 2013 till the final maturity date in December 2017. In August 2011 the interest rate for the period from December 2013 till the final maturity date in December 2017 was decreased by 0.45% to 8.5%. The interest rate for the period from March 2011 till August 16, 2011 depended on the volume of turnovers on the bank accounts of certain entities of the Group and in fact was 8.95%. The interest rate for the period starting from August 17, 2011 till December 2013 also depends on the volume of turnovers on the bank accounts of certain entities of the Group. In case the average volume falls below a certain limit, the interest rate is increased by 1% to 9.5%. In addition, Sberbank is entitled to voluntarily revise the interest rate on the lines as a result of and proportionate to the change in the refinancing rate set by the Central Bank of Russia.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17. BORROWINGS (Continued)

        During 2012, 2011 and 2010 the Group renegotiated interest rates and maturities schedules for its several credit facilities. The amendments to the agreements, which resulted in the change in the present value of cash flows under the new terms to the present value of cash flows under the original terms exceeding 10%, were treated as substantial modifications of debt with the immediate write off of the related debt issuance costs capitalized by the Group. The Group recognized an additional loss of $26.7 million as a result of substantial debt modification in interest expense of the Group's statement of operations and comprehensive income for the year ended December 31, 2010. None of the amendments to the credit facilities agreements of the Group signed in 2011 and 2012 were considered to be substantial.

        Borrowing costs and interest capitalized—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to prepare them for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2012, 2011 and 2010 were $58.3 million, $52.3 million and $43.9 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method.

        Interest expense, net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2012, 2011 and 2010 were $537.8 million, $628.4 million and $688.0 million, respectively.

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, create liens, dispose assets, sell or transfer lease properties, enter into loan transactions with affiliates, delist notes, delay coupon payments, merge or consolidate with another entity or convey its properties and assets to another entity, sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas, be subject to a judgment requiring payment of money in excess of $10.0 million, which continue unsatisfied for more than 60 days without being appealed, discharged or waived or the execution thereof stayed.

        The Group is also required to comply with certain financial ratios, maintain ownership in certain subsidiaries and to take all commercially reasonable steps necessary to maintain a rating of the notes assigned by Moody's and Standard & Poor's.

        Also, the noteholders of MTS International Notes due 2020 have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest, if the Group experiences certain types of mergers, consolidations or there is change in control. An event of default under the notes may trigger cross default provisions with debt raised by Sistema, the controlling shareholder of the Group.

        If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders can accelerate the debt to be immediately due and payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17. BORROWINGS (Continued)

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2012.

        As of December 31, 2012, the Group has not had any pledged assets.

        Available credit facilities—As of December 31, 2012, the Group's total available unused credit facilities amounted to $773.2 million and related to the following credit lines:

	Maturity	Interest rate	Commitment fees(1)	Available till	Available amount
Credit Agricole (Finnvera)	2019	EURIBOR + 1.65%	0.825%	February 2013	$198,675
Sberbank	2014	MosPrime + 1.325%	0.10%	September 2014	329,243
Gazprombank	2013	MosPrime + 1.425%	—	June 2013	80,665
Rosbank	2014	MosPrime + 1.25%	—	July 2014	82,311
ING Bank Eurasia	2013	MosPrime/LIBOR/EURIBOR + 1.50%	—	July 2013	82,311

Total					$773,205

(1)
Payable on undrawn amount of available facilities.

        In addition, the Group has a credit facility made available by CitiBank at MosPrime+1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans outstanding for the five years ending December 31, 2017 and thereafter:

	Notes	Bank loans
Payments due in the year ending December 31,
2013	$330,537	$573,597
2014	448,382	230,444
2015	742,490	1,301,100
2016	58,865	1,297,657
2017	329,244	1,257,809
Thereafter	750,000	314,799

Total	$2,659,518	$4,975,406

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

18. ASSET RETIREMENT OBLIGATIONS

        As of December 31, 2012 and 2011, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2012	2011
Balance, beginning of the year	$69,717	$78,039
Liabilities incurred in the current period	16,518	9,009
Accretion expense	9,430	6,236
Revisions in estimated cash flows	(380)	(19,242)
Currency translation adjustment	(4,299)	(4,325)

Balance, end of the year	$90,986	$69,717

        Revisions in estimated cash flows are attributable to the change in the estimated inflation rate.

19. DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2012 and 2011, were as follows:

	2012	2011
Balance at the beginning of the year	$129,424	$155,288
Payments received and deferred during the year	61,646	76,562
Amounts amortized and recognized as revenue during the year	(73,568)	(96,676)
Currency translation adjustment	8,152	(5,750)

Balance at the end of the year	125,654	129,424
Less: current portion	(48,158)	(49,868)

Non-current portion	$77,496	$79,556

        The Group defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Cash flow hedging

        In 2009, 2008 and 2007 the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2012 mature in 2013-2015.

        In aggregate the Group entered into interest rate swap agreements designated to manage the exposure of changes in variable interest rate relate to 28.1% of the Group's USD- and Euro- denominated bank loans outstanding as of December 31, 2012.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        In addition to the above, the Group has also entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of both principal and interest payments from RUB-denominated amounts to USD and Euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2019.

        The Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in variable interest rate and currency exchange rate for 13.1% of its USD- and Euro-denominated bank loans outstanding as of December 31, 2012.

        The following table presents the fair value of the Group's derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2012 and 2011.

		December 31,
	Statement of financial position location	2012	2011
Asset derivatives
Cross-currency interest rate swaps	Other non-current assets	3,261	—
Interest rate swaps	Other non-current assets	$1,197	$2,341

Total		$4,458	$2,341

Liability derivatives
Interest rate swaps	Other long-term liabilities	$(12,715)	$(14,676)
Interest rate swaps	Other payables	(542)	(1,283)

Total		$(13,257)	$(15,959)

        The following table presents the effect of the Group's derivative instruments designated as hedges in the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010. The amounts presented include ineffective portion of derivative instruments and amounts reclassified into earnings from accumulated other comprehensive income.

		Year ended December 31,
	Location of loss recognized	2012	2011	2010
Interest rate swaps	Interest expense	$(14,132)	$(13,502)	$(32,726)
Cross-currency interest rate swaps	Currency exchange and transaction loss	(7,856)	(1,862)	(37,820)

Total		$(21,988)	$(15,364)	$(70,546)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the amount of ineffective portion of Group's derivative instruments designated as hedges in the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010.

		Year ended December 31,
	Location of gain/(loss) recognized	2012	2011	2010
Interest rate swaps	Interest expense	$(6,224)	$7,978	$3,541
Cross-currency interest rate swaps	Currency exchange and transaction gain/(loss)	—	(1,862)	2,011

Total		$(6,224)	$6,116	$5,552

        In February 2011, the Group repaid the full amount due under the Barclays bank credit facility granted in 2005 with an original maturity in 2014. The voluntary prepayment of principal and interest in the amount of $46.3 million resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        In October 2010, the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2006 with an original maturity in 2011. The voluntary prepayment of principal and interest of $162.2 million resulted in an immediate termination of the hedging relationship between designated cross-currency interest rate swap agreements and the Syndicated Loan Facility.

        In February 2010, the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2009 with an original maturity in 2011-2012. The voluntary prepayment of principal and interest in the amount of $707.4 million resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the Syndicated Loan Facility.

        After the termination of hedge relationships the amounts accumulated in other comprehensive income and associated with the prepaid debt have been reclassified to earnings, going forward those derivatives are marked to market through earnings.

        The following table presents the amount of accumulated other comprehensive loss reclassified into earnings during the years ended December 31, 2012, 2011 and 2010 due to termination of hedging relationships.

		Year ended December 31,
	Location of (loss) recognized	2012	2011	2010
Interest rate swaps	Interest expense	$—	$(2,032)	$(12,020)
Cross-currency interest rate swaps	Currency exchange and transaction (loss)	—	—	(3,228)

Total		$—	$(2,032)	$(15,248)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the effect of the Group's interest rate swap agreements designated as hedges in accumulated other comprehensive income for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Accumulated derivatives loss, beginning of the year, net of tax of $1,875, $3,716, $10,073, respectively	$(7,501)	$(14,865)	$(40,293)
Fair value adjustments on hedging derivatives, net of tax of $1,832, $795, $9,939, respectively	(7,330)	(3,181)	(39,757)
Amounts reclassified into earnings during the period, net of tax of $(3,885), $(2,636), $(16,296), respectively	15,543	10,545	65,185

Accumulated derivatives loss, end of the year, net of tax of $(178), $1,875, $3,716	$712	$(7,501)	$(14,865)

        As of December 31, 2012, the outstanding hedge instruments were highly effective. Approximately $3.0 million of net loss is expected to be reclassified into net income during the next twelve months.

        Cash inflows and outflows related to hedge instruments were included in cash flows from operating and financing activities in the consolidated statement of cash flows for the years ended December 31, 2012, 2011 and 2010.

Non-designated derivative instruments

        Foreign currency options—In 2010 and 2009 the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements, the Group had a combination of put and call option rights to acquire $330.0 million at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements matured in 2012.

        The following table presents the fair value of the Group's derivative instruments not designated as hedges in the consolidated statements of financial position as of December 31, 2012 and 2011.

		December 31,
	Statement of financial position location	2012	2011
Asset derivatives:
Foreign currency options	Other current assets	$—	$894

Total		$—	$894

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the effect of the Group's derivative instruments not designated as hedges on the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010.

		Year ended December 31,
	Location of gain/(loss) recognized	2012	2011	2010
Foreign currency options	Currency exchange and transaction (loss)/gain	$(117)	$3,258	$1,916

Total		$(117)	$3,258	$1,916

  Fair value of derivative instruments

        The Group measured assets and liabilities associated with derivative agreements at fair value Level 2 on a recurring basis. There were no assets and liabilities associated with derivative agreements measured at fair value Level 1 and Level 3 as of December 31, 2012 and 2011 (Note 2).

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements as of December 31, 2012 and 2011:

	Significant other observable inputs (Level 2) as of December 31, 2012	Significant other observable inputs (Level 2) as of December 31, 2011
Assets:
Interest rate swap agreements	$1,196	$2,341
Foreign currency options	—	$894
Cross-currency interest rate swap agreements	$3,261	—
Liabilities:
Interest rate swap agreements	$(13,257)	$(15,959)

21. FAIR VALUE MEASUREMENTS

        According to U.S. GAAP requirements the Group records derivative instruments, redeemable noncontrolling interest and contingent consideration at fair value on a recurring basis.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. FAIR VALUE MEASUREMENTS (Continued)

        The following tables summarize those assets and liabilities measured at fair value on a recurring basis:

	Significant other observable inputs (Level 2) as of December 31, 2012	Significant unobservable inputs (Level 3) as of December 31, 2012
Assets:
Derivative instruments	$4,458	—
Liabilities:
Derivative instruments	$(13,257)	—
Contingent consideration	—	$(9,111)
Redeemable noncontrolling interest	—	$(75,661)

	Significant other observable inputs (Level 2) as of December 31, 2011	Significant unobservable inputs (Level 3) as of December 31, 2011
Assets:
Derivative instruments	$3,235	—
Liabilities:
Derivative instruments	$(15,959)	—
Contingent consideration	—	$(6,857)
Redeemable noncontrolling interest	—	$(80,603)

        Change in the Group's net assets and earnings resulted from fair value measurements of Level 3 assets and liabilities were not significant for the years ended December 31, 2012 and 2011. There were no realized and unrealized gains and losses on Level 3 assets and liabilities for the years ended December 31, 2012 and 2011.

        The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments. The redeemable noncontrolling interest was measured at fair value using a discounted cash flow technique. The fair value of contingent consideration was determined as the best estimate of all possible outcomes of the contingency. The inputs are based on all available internal and external information, including growth projections and industry experts' estimates, where applicable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. FAIR VALUE MEASUREMENTS (Continued)

        The most significant quantitative inputs used to measure the fair value of redeemable noncontrolling interest as of December 31, 2012 and 2011 are presented in the table below:

Unobservable inputs	As of December 31, 2012	As of December 31, 2011
Discount rate	12%	12%
Market share	57% - 62% (60%)	57% - 62% (60%)
Revenue growth rate	0.5% - 1% (0.7%)	Stable
OIBDA margin	44.0% - 45.5 (44.6%)	49.4% - 52.7 (50.7%)

        There were no transfers between levels within the hierarchy for the years ended December 31, 2012 and 2011.

        In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Group records assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. The losses recognized on assets measured at fair value on a nonrecurring basis for the years ended December 31, 2012 and 2011 are summarized below:

	Loss for the year ended December 31,
	2012	2011
Property, Plant and Equipment	$272,960	$19,015
Licenses	82,885	—
Rights to use radio frequencies	76,641	—
Numbering capacity	36,145	—
Software and other intangible assets	50,241	—
Goodwill	108,544	—

Total	$627,416	$19,015

        For the year ended December 31, 2012 the Group recognized impairment loss of long-lived assets in Uzbekistan (see Note 4). As of December 31, 2012, the fair value of the impaired property plant and equipment, other intangible assets, licenses and goodwill amounted to $256.2 million, $51.3 million, nil and nil, respectively. As of December 31, 2011, the fair value of the impaired property plant and equipment amounted to nil.

        The Group used a probability-weighted valuation technique to determine the fair value of the long lived assets. The fair value of long-lived assets was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). In calculation of future cash flows for the assessment of the fair value of long-lived assets the Group used forecasts of Uzbekistan telecommunication market and Uzdunrobita's position on that market. The forecasts were based on all available internal and external information, including growth projections and industry experts' estimates.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21. FAIR VALUE MEASUREMENTS (Continued)

        The carrying amounts of cash and cash equivalents; short-term investments; receivables; accounts payable and accrued expenses approximate their fair values because of the relatively short-term maturities of these financial instruments.

        The fair value of long-term debt is estimated using Level 2 inputs based on quoted prices for those instruments. Where quoted prices are not available, fair value is estimated using discounted cash flows and market-based expectations for interest rates, credit risk and the contractual terms of the debt instruments. As of December 31, 2012, the carrying amount and fair value of long-term debt, including the current portion, were $7,634.9 million and $7,828.5 million, respectively. As of December 31, 2011, the carrying amount and fair value of long-term debt, including the current portion, were $8,702.9 million and $8,737.3 million, respectively.

22. ACCRUED LIABILITIES

	December 31,
	2012	2011
Accruals for services	$327,994	$308,457
Accruals for taxes	215,514	156,451
Accrued payroll and vacation	228,100	90,498
Interest payable on debt	52,076	90,125
Accruals for payments to social funds	13,842	8,339

Total accrued liabilities	$837,526	$653,870

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. INCOME TAX

        Provision for income taxes for the years ended December 31, 2012, 2011 and 2010 was as follows:

	Year ended December 31,
Income before income taxes	2012	2011	2010
Russia	$2,297,663	$1,807,154	$1,817,583
Other jurisdictions	(677,876)	292,198	248,048

Total income before income taxes	$1,619,787	$2,099,352	$2,065,631

Current income tax expense
Russia	$449,079	$448,729	$456,424
Other jurisdictions	74,040	71,343	106,212

Total current income tax expense	$523,119	$520,072	$562,636

Deferred income tax expense/(benefit)
Russia	$67,370	$1,606	$(35,529)
Other jurisdictions	(9,162)	9,942	(9,919)

Total deferred income tax expense/(benefit)	$58,208	$11,548	$(45,448)

Total provision for income taxes	$581,327	$531,620	$517,188

        The statutory income tax rates in jurisdictions in which the Group operates for 2012 were as follows: Russia, Armenia—20.0%, Uzbekistan—3.4%. During the years ended December 31, 2012, 2011 and 2010 the Ukrainian tax rate was 21%, 23% and 25%, respectively.

        The Russian statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2012, 2011 and 2010 as follows:

	2012	2011	2010
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
Provision for claims in Uzbekistan (Note 4)	10.6	—	—
Expenses not deductible for tax purposes	3.4	2.8	3.5
Unrecognized tax benefits	(0.9)	(0.2)	0.1
Settlements with tax authorities	0.7	(0.5)	(1.0)
Earnings distribution from subsidiaries	2.4	2.9	0.7
Effect of change in tax rate in Ukraine	0.3	0.8	0.7
Loss carry-forward utilisation	(0.4)	—	—
Impairment of long-lived assets	—	—	1.3
Other	(0.2)	(0.5)	(0.3)

Effective income tax rate	35.9%	25.3%	25.0%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$97,071	$140,371
Deferred connection fees	37,626	26,063
Subscriber prepayments	308	16,755
Accrued expenses for services	158,866	118,103
Inventory obsolescence	22,490	13,650
Loss carryforward	220,235	203,313
Impairment of long-lived assets	35,134	2,415
Other	34,849	29,352
Valuation allowance	(163,100)	(163,075)

Total deferred tax assets	$443,479	$386,947

Deferred tax liabilities
Licenses acquired	$(25,879)	$(35,377)
Depreciation of property, plant and equipment	(239,469)	(143,891)
Customer base	(37,291)	(40,738)
Other intangible assets	(55,803)	(42,450)
Debt issuance cost	(17,078)	(20,975)
Potential distributions from/to Group's subsidiaries/associates	(112,054)	(88,596)
Other	(4,832)	(31)

Total deferred tax liabilities	$(492,406)	$(372,058)

Net deferred tax (liability)/asset	$(48,927)	$14,889

Net deferred tax asset, current	$230,376	$189,622
Net deferred tax asset, non-current	$71,986	$62,102
Net deferred tax liability, long-term	$(351,289)	$(236,835)

        The Group has the following significant balances for income tax losses carried forward and related operating losses as of December 31, 2012 and 2011:

		2012		2011
Jurisdiction	Period for carry-forward	Operating losses	Tax losses	Operating losses	Tax losses
Luxembourg (MGTS Finance S.A.)	Unlimited	$429,774	124,764	$431,461	125,124
Russia (Comstar-UTS, RTC and other)	2013-2021	477,357	95,471	390,945	78,189

Total		$907,131	220,235	$822,406	203,313

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. INCOME TAX (Continued)

        Management established the following valuation allowances against deferred tax assets where it was more likely than not that some portion of such deferred tax assets will not be realized:

Valuation allowances	2012	2011
Sale of investment in Svyazinvest	$68,768	$66,596
Operating loss in Luxemburg (MGTS Finance S.A)	94,332	94,692
Other	—	1,787

Total	$163,100	$163,075

        As of December 31, 2012 and 2011, the Group recognized deferred income tax liabilities of $54.4 million and $52.5 million respectively, for income taxes on future dividend distributions from foreign subsidiaries (MTS Ukraine and K-Telecom) which are based on $1,133.3 million and $1,088.2 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated.

        As of December 31, 2012 and 2011, no deferred tax liability was recognized in relation to undistributed earnings of Uzdunrobita as the Group planned to permanently reinvest these earnings. As of December 31, 2012 and 2011, undistributed earnings of Uzdunrobita in accordance with local statutory accounting regulations amounted to $(29.7) million and $647.8 million, respectively (unaudited) and the related unrecognized deferred tax liability for these earnings amounted to $nil million and $117.0 million, respectively.

        As of December 31, 2012, 2011 and 2010, the Group included accruals for uncertain tax positions in the amount of $10.6 million, $16.3 million and $14.0 million, respectively, as a component of income tax payable.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance, beginning of the year	$16,338	$13,993	$10,607
Additions based on tax position related to the current year	—	9,149	14,590
Additions based on tax positions related to prior years	2,166	2,647	1,504
Additions based on tax of acquired entities	326	5,129	7,587
Reduction in tax positions related to prior years	(7,119)	(5,213)	(2,141)
Settlements with tax authorities	(1,960)	(8,323)	(18,109)
Currency translation adjustment	825	(1,044)	(45)

Balance, end of the year	$10,576	$16,338	$13,993

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2012, 2011 and 2010 amounted to a reversal of $1.2 million, charge of $0.1 million and charge of 3.3 million respectively, and are included in income tax expense in the accompanying consolidated statements of operations and comprehensive income. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23. INCOME TAX (Continued)

financial position and totaled $4.9 million and $6.1 million as of December 31, 2012 and 2011, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

24. RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and associated companies.

        As of December 31, 2012 and 2011, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2012	2011
Accounts receivable:
MTS Bank, a subsidiary of Sistema	$4,498	$672
NVision Group, a subsidiary of Sistema	4,111	2,736
Intellect Telecom, a subsidiary of Sistema	379	359
Other related parties	2,077	721

Total accounts receivable, related parties	$11,065	$4,488
Accounts payable:
NVision Group, a subsidiary of Sistema	$40,499	$37,652
MTS Bank, a subsidiary of Sistema	11,980	15
Maxima, a subsidiary of Sistema	10,001	11,986
Sitronics, a subsidiary of Sistema	5,854	5,063
Other related parties	8,646	2,266

Total accounts payable, related parties	$76,980	$56,982

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. RELATED PARTIES (Continued)

Operating transactions

        For the years ended December 31, 2012, 2011 and 2010, operating transactions with related parties are as follows:

	2012	2011	2010
Revenues from related parties:
MTS Belarus, an associated company of the Group (roaming services)	$6,716	$6,520	$2,589
NVision Group, subsidiaries of Sistema (fixed line services)	$3,303	$4,218	$3,577
MTS Bank, a subsidiary of Sistema (mobile services)	2,822	657	912
Svyazinvest (interconnection, commission for provision of DLD/ILD services and other)	$—	$—	$33,869
Sky Link (interconnection and other)	—	—	7,395
Other related parties	2,980	2,086	3,915

Total revenues from related parties	$15,821	$13,481	$52,257

Operating expenses incurred on transactions with related parties:
Maxima, a subsidiary of Sistema (advertising)	$61,187	$81,905	$76,158
NVision Group, a subsidiary of Sistema (IT consulting)	35,866	48,023	56,610
MTS Belarus, an associated company of the Group (roaming and interconnection services)	13,633	10,516	5,539
AB Safety, an affiliate of Sistema (security services)	11,077	10,075	9,267
Elavius, a subsidiary of Sistema (transportation services)	11,285	—	—
Mediaplanning, a subsidiary of Sistema (advertising)	—	1,005	59,171
Svyazinvest (interconnection and other)	—	—	29,210
Sistema-Invenchur, (consulting services related to the sale of Svyazinvest shares (Note 15))	—	—	11,262
City Hals (rent, repair, maintenance and cleaning services)	—	—	9,542
Other related parties	15,241	10,792	15,584

Total operating expenses incurred on transactions with related parties	$148,289	$162,316	$272,343

        In September 2012, RTI OJSC, a subsidiary of Sistema, acquired NVision Group, IT services provider. Several Sitronics Group companies (subsidiaries of Sistema) became a part of the NVision Group.

        In December 2011, the Group acquired 100% of Sistema-Invenchur (see Note 3).

        During the year ended December 31, 2010 Sky Link, Sistema-Hals, City Hals, and Svyazinvest ceased to be related to the Group. Transactions with these companies and their subsidiaries which took place prior to the dates when they became unrelated are disclosed as transactions with related parties.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. RELATED PARTIES (Continued)

Investing and financing transactions

        During the years ended December 31, 2012 and 2011 the Group made certain investments in and loans to related parties. Respective balances are summarized as follows:

	December 31,
	2012	2011
Loans to, promissory notes and investments in shares of related parties:
Other investments (Note 16)
Sistema	$20,362	$19,209
MTS Bank, a subsidiary of Sistema	69,141	—

Total other investments to related parties	$89,503	$19,209

Investments in shares (Note 16)
MTS Bank, a subsidiary of Sistema	$5,226	$4,930
Sistema Mass Media, a subsidiary of Sistema	3,840	3,622
Other	1,002	946

Total investments in shares of related parties	$10,068	$9,498

        Open Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group has a number of loan agreements and also maintains certain bank accounts with MTS Bank, a subsidiary of Sistema. As of December 31, 2012 and December 31, 2011, the Group's cash position at MTS Bank amounted to $268.7 million and $311.5 million in current accounts, respectively. Interest accrued on loan receivable, the deposits and cash on current accounts for the year ended December 31, 2012, 2011 and 2010, amounted to $5.5 million, $14.9 million and $19.7 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. Interest expense on the funds raised from MTS Bank for the year ended December 31, 2012 amounted to $11.8 million was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of a loan principle and interest accrued to date under the agreement with Sistema-Hals (Note 16). The note is interest free and is repayable in 2017. As of December 31, 2012 and 2011, the amount receivable of $20.4 and $19.2 million was included in other investments in the accompanying consolidated statement of financial position.

        Investments in ordinary shares—As of December 31, 2012 and 2011, the Group had several investments in shares of subsidiaries and affiliates of Sistema totaling $10.1 million and $9.5 million, respectively, included in other investments in the accompanying consolidated statement of financial position. The main investments are 1.8% of MTS Bank and 3.14% of Sistema Mass-Media, subsidiaries of Sistema.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24. RELATED PARTIES (Continued)

        Sitronics—During the years ended December 31, 2012, 2011 and 2010, the Group purchased SIM cards and prepaid phone cards for approximately $26.5 million, $79.5 million and $29.9 million, respectively.

        NVision Group—During the years ended December 31, 2012, 2011 and 2010, the Group acquired from NVision Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately $413.9 million, $503.2 million and $272.6 million, respectively, and incurred expenses of $35.9 million, $48.0 million and $56.6 million, respectively, under an IT consulting agreement.

        As of December 31, 2012 and 2011, the advances given to NVision Group, a subsidiary of Sistema, amounted to $42.9 million and $57.6 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

25. STOCKHOLDERS' EQUITY

        Share capital—In April 2011, as result of the issuance of additional MTS shares for the purposes of conversion of Comstar-UTS shares, the Company's charter capital increased by 73,087,424 ordinary shares to a total of 2,066,413,562 ordinary shares of which 1,988,919,177 and 1,988,916,837 were outstanding as of December 31, 2012 and 2011, respectively. The total shares in treasury stock comprised 77,494,385 and 77,496,725 as of December 31, 2012 and 2011, respectively.

        Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed to 1 ADS per 5 ordinary shares. Effective May 2010, the ratio was changed to 1 ADS per 2 ordinary shares. As of December 31, 2012, the Group repurchased 33,997,667 ADSs.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. STOCKHOLDERS' EQUITY (Continued)

        Noncontrolling interest—The Group's equity was affected by changes in the respective subsidiaries' ownership interests as follows:

	December 31,
	2012	2011	2010
Net income attributable to the Group	$1,007,284	$1,443,944	$1,380,631

Transfers from the noncontrolling interest
Decrease in own equity due to acquisition of noncontrolling interest in Comstar-UTS	—	(41,377)	(115,350)
Increase in own equity resulted from exchange of MTS shares for noncontrolling interest in Comstar-UTS	—	429,409	—
Increase in own equity due to exercise of the put option on Comstar-UTS shares	—	11,636	—
Decrease in own equity due to acquisition of noncontrolling interest in MGTS	—	(272,840)	—
Decrease in own equity due to acquisition of noncontrolling interest in TS-Retail	—	—	(15,932)
Increase in own equity due to acquisition of own shares by MGTS	1,203	—	—
Decrease in own equity due to acquisition of noncontrolling interest in other subsidiaries	—	(738)	(10,302)

Net transfers from the noncontrolling interest	1,203	126,090	(141,584)

Net income attributable to the Group and transfers from the noncontrolling interest:	$1,008,487	$1,570,034	$1,239,047

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. STOCKHOLDERS' EQUITY (Continued)

        Accumulated other comprehensive income—The following table represents accumulated other comprehensive income balance, net of taxes(1), for the years ended December 31, 2012, 2011 and 2010:

	Currency translation adjustment	Unrealized gains/(losses) on derivatives	Unrecognized actuarial losses	Accumulated other comprehensive income/(loss)
Balance as of January 1, 2010	$(714,394)	(40,293)	6,265	(748,422)
Recognized in other comprehensive income	(45,257)	25,428	(3,706)	(23,535)

Balance as of December 31, 2010	(759,651)	(14,865)	2,559	(771,957)

Recognized in other comprehensive income	(137,290)	7,364	5,940	(123,986)
Acquisitions of non-controlling interest	(68,049)	—	—	(68,049)

Balance as of December 31, 2011	(964,990)	(7,501)	8,499	(963,992)

Recognized in other comprehensive income	30,048	8,212	(4,628)	33,632
Acquisitions of non-controlling interest	596	—	—	596

Balance as of December 31, 2012	$(934,346)	711	3,871	(929,764)

(1)
Tax amounts on items in other comprehensive income/(loss) are not significant and therefore are not reported separately.

        Dividends—In 2007 the Board of Directors approved a dividend policy, whereby the Group shall aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under U.S. GAAP. The dividend can vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as the Group's debt position.

        Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2012, 2011 and 2010 that is distributable under Russian legislation totaled RUB 42,949 million ($1,381.3 million), RUB 52,855 million ($1,798.6 million) and 27,429 million ($903.2 million), respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25. STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes the Group's declared cash dividends in the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Dividends declared (including dividends on treasury shares of $34,364, $40,006 and $35,063, respectively)	$916,310	$1,066,753	$991,211
Dividends, U.S. Dollars per ADS(1)	0.89	1.03	0.99
Dividends, U.S. Dollars per share	0.443	0.516	0.497

(1)
In 2010 the ratio was changed from 5 to 2 common shares per ADS.

        As of December 31, 2012 and 2011, dividends payable were $0.1million and $0.2 million, respectively.

        MGTS' preferred stock—MGTS, a subsidiary of MTS, had 15,574,492 and 15,965,850 preferred shares outstanding at December 31, 2012 and December 31, 2011, respectively. In June 2012, the General shareholders' meeting of MGTS approved the reorganization of the MGTS in a form of spin-off of MGTS-N JSC, a newly established wholly-owned subsidiary, and a merger of both MTS-P JSC, a subsidiary of MTS, and UTS-MGTS JSC with MGTS. In September the Group completed the share buyback of MGTS related to this reorganization. A total of 82,891 common and 391,358 preferred shares of MGTS were repurchased for RUB 260.8 million (approximately $8.3 million).

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

        In June 2012, at MGTS' annual shareholders meeting the decision was made not to pay dividends on preferred shares for 2011.Therefore the holders of preferred shares obtained voting rights.

        In May 2011, MGTS' annual shareholders meeting approved dividends on ordinary and preferred shares totaling RUB 18 961.7 million (approximately $623.9 million) for 2010. As of December 31, 2012 and 2011, dividends payable were $2.1 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26. REDEEMABLE NONCONTROLLING INTEREST

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement (Note 16) up to December 31, 2016. The call option can be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The noncontrolling interest was measured at fair value using a discounted cash flow technique and amounted to $75.7 million and $80.6 million as of December 31, 2012 and 2011 respectively. The fair value was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance).

27. GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2012, 2011 and 2010, comprised the following:

	2012	2011	2010
Salaries and social contributions	$1,321,591	$1,230,564	$1,174,482
Rent	435,517	389,142	338,301
General and administrative	261,480	277,863	251,097
Repair and maintenance	209,304	202,206	180,810
Taxes other than income	207,017	171,778	144,322
Billing and data processing	58,889	62,508	75,960
Consulting expenses	48,361	58,409	61,431
Inventory obsolescence	25,970	30,160	27,825
Insurance	5,849	6,533	7,456
Business acquisitions related costs	6,092	7,089	12,737

Total	$2,580,070	$2,436,252	$2,274,421

28. SEGMENT INFORMATION

        To effectively manage both the mobile and the fixed line operations as an integrated business the Group aligns its business into three reportable segments Russia, Ukraine and Uzbekistan based on the business activities in different geographical areas.

        The Group provides a wide range of mobile and fixed line voice and data telecommunications services in Russia and Ukraine, including transmission, broadband, pay-TV and various value-added services, i.e. both mobile and fixed line services to customers across multiple regions. In Uzbekistan the Group provided mobile services (Note 4).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28. SEGMENT INFORMATION (Continued)

        The "Other" category does not constitute either an operating segment or a reportable segment. Rather, it includes both the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Turkmenistan and corporate division.

        Other unallocated expenses such as interest (income)/expense, impairments and currency exchange and transaction loss/(gain) are shown for purposes of reconciling the Group's segment measure, net operating income, to the Group's consolidated total income before provision for income taxes and noncontrolling interest for each of the three years in the period ended December 31, 2012.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

        Since January 1, 2012, the management over Comstar Ukraine was transferred from Russia to Ukraine in order to manage both the mobile and fixed line operations as an integrated business in Ukraine. This segment presentation has been retrospectively restated to reflect these changes in the structure of internal organization.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28. SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	December 31,
	2012	2011	2010
Net operating revenues from external customers:
Russia	$10,832,400	$10,592,359	$9,381,845
Ukraine	1,160,155	1,104,488	1,056,591
Uzbekistan	270,743	439,277	446,530
Other	172,357	182,564	408,270

Total net operating revenues from external customers:	$12,435,655	$12,318,688	$11,293,236

Including revenue from mobile services	10,641,327	10,487,988	9,606,354
Including revenue from fixed line services	1,794,328	1,830,700	1,686,882

Intersegment operating revenues:
Russia	$37,973	$34,968	$27,136
Ukraine	50,788	43,020	22,191
Uzbekistan	3,766	1,712	1,440
Other	32,560	19,477	8,132

Total intersegment operating revenues:	$125,087	$99,177	$58,899

Impairment of goodwill, long-lived assets, and antimonopoly claims:
Uzbekistan	$1,029,160	—	—
Other	—	—	$137,823

Total impairment of goodwill, long-lived assets, and antimonopoly claims (Note 4, 5):	$1,029,160	$—	$137,823

Depreciation and amortization expense:
Russia	$1,810,502	$1,750,395	$1,417,506
Ukraine	307,939	346,336	355,375
Uzbekistan	88,671	155,086	118,076
Other	67,758	83,387	109,539

Total depreciation and amortization expense	$2,274,870	$2,335,204	$2,000,496

Operating income/(loss):
Russia	$2,945,628	$2,776,030	$2,674,786
Ukraine	307,622	202,001	143,304
Uzbekistan	(1,009,930)	76,305	130,672
Other	(243,641)	(244,877)	(215,492)
Intercompany eliminations	(3,618)	(574)	1,289

Net operating income	$1,996,061	$2,808,885	$2,734,559

Net operating income	$1,996,061	$2,808,885	$2,734,559
Currency exchange and transaction loss (gain)	(102,786)	158,066	(20,238)
Interest income	(84,359)	(62,559)	(84,396)
Interest expense	568,184	656,898	777,287
Equity in net income of associates	(27,929)	(49,443)	(70,649)
Other expense, net	23,164	6,571	66,924

Income before provision for income taxes and noncontrolling interest	$1,619,787	$2,099,352	$2,065,631

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28. SEGMENT INFORMATION (Continued)

	2012	2011
Additions to long-lived assets:
Russia	$2,503,079	$2,330,163
Ukraine	156,891	140,354
Uzbekistan	60,921	138,534
Other	45,371	108,606

Total additions to long-lived assets	$2,766,262	$2,717,657

Long-lived assets(1):
Russia	$9,921,503	$8,615,865
Ukraine	757,074	925,794
Uzbekistan	307,472	950,200
Other	380,383	430,652

Total long-lived assets	$11,366,432	$10,922,511

Total assets:
Russia	$12,891,829	$12,416,388
Ukraine	1,253,091	1,257,135
Uzbekistan	369,452	1,140,878
Other	465,476	512,735

Total assets	$14,979,848	$15,327,136

(1)
Comprises property, plant and equipment, licenses, goodwill and other intangible assets.

29. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2012, the Group had executed purchase agreements of approximately $1,104.5 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Agreement with Apple—In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. Pursuant to the agreement the Group was also required to incur certain iPhone promotion costs. As of December 31, 2012, the Group had acquired 40.6% of its total purchase installment contemplated by the agreement. The cash paid for handsets purchased under the agreement for the years ended December 31, 2012, 2011 and 2010 amounted to $81.8 million, $140.8 million and $79.4 million, respectively. The purchase agreement expired on September 30, 2012.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2061. Rental expenses under the operating leases of $435.5 million, $389.1 million and $338.3 million

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

for the years ended December 31, 2012, 2011 and 2010, respectively, are included in operating expenses in the accompanying consolidated statements of operations and comprehensive income. Rental expenses under the operating leases of $235.7 million, $232.0 million and $182.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, are included in cost of services in the accompanying consolidated statements of operations and comprehensive income. Future minimum lease payments due under these leases for the five years ending December 31, 2017 and thereafter are as follows:

Payments due in the years ended December 31,
2013	$165,076
2014	29,144
2015	12,870
2016	7,805
2017	4,645
Thereafter	58,245

Total	$277,785

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2012, tax declarations of MTS OJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review. Currently tax audits for the years ended December 31, 2009 to December 31, 2011 are conducted in MTS OJSC and some of its Russian subsidiaries.

        In December 2010, the Russian tax authorities completed the tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed RUB 353.9 million ($11.7 million as of December 31, 2012) in additional taxes, penalties and fines payable by the Group. The resolution did not come into force as the Group prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied the Group's petition, decreasing the amount of additional taxes, penalties and fines payable by the Group by RUB 173.9 million ($5.7 million as of December 31, 2012). The Group filed an appeal for RUB 84.2 million ($2.8 million as of December 31,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

2012) of the remaining RUB 180.0 million ($5.9 million as of December 31, 2012) with the Moscow Arbitrate Court, which is scheduled to hear the matter on April 5, 2013.

        The Group purchases supplemental software from foreign suppliers of telecommunications equipment in the ordinary course of business. The Group's management believes that customs duties are calculated in compliance with applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional customs duties. As of December 31, 2012 and 2011, no provision was recorded in the consolidated financial statements in respect of such additional duties.

        Pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to the Group's subscribers in the course of performing its marketing activities may be subject to transfer pricing rules. The Group's management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2012 and 2011, no provision was recorded in the consolidated financial statements in respect of such additional claims.

        Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2012 and 2011, the provision accrued amounted to $25.8 million and $7.1 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled $10.6 million and $16.3 million as of December 31, 2012 and 2011, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that the Group is required to (i) build a certain number of base stations that support 3G standards, (ii) have commenced providing services in the Russian Federation by a certain date, and (iii) build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2012 the Group is in compliance with these conditions.

        LTE license—In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media has allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, commencing from January 1, 2013 and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least 15 billion rubles ($493.9 million using December 31, 2012 exchange rate) annually toward the LTE roll-out until the network is fully deployed.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

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

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011 the London Court of International Arbitration made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold $170.0 million for the Option Shares, $5.9 million in damages and $34.9 million in interest and other costs—all representing in total approximately $210.8 million ("Award"). An amount of the Award is bearing an interest until Award is satisfied. In addition to the $170.0 million liability related to this case and accrued in the year ended December 31, 2006, the Group recorded an additional loss in amount of $7.2 million, $3.2 million and $40.8 million in the consolidated financial statements for the year ended December 31, 2012, 2011, and 2010 respectively, representing interest accrued on the awarded sums.

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricts MTS Finance from dissipating its assets. Additionally, MTS Finance has been granted permission to appeal the Award, but the Appeal Court

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

has imposed conditions upon the appeal. MTS Finance was sought to have the conditions lifted however the Supreme Court of England upheld the decision of the Appeal Court.

        Further on February 1, 2011, Nomihold obtained an order of the Luxemburg District Court enforcing the Award in Luxembourg. This order is in the process of being appealed.

        As an issuer of $400.0 million 2012 Notes pursuant to an Indenture dated January 28, 2005 (as amended) ("the Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, MTS OJSC applied to and obtained from the English Court an order authorizing both payments to be made by MTS OJSC on behalf of MTS Finance ("the Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005 between MTS OJSC and MTS Finance ("the Intercompany Loan Agreement") to process the payments through MTS Finance. However because MTS Finance was subject to a freezing order and not capable of transferring funds to the trustee for distribution, and because MTS OJSC owed obligations to the noteholders as guarantor under the Indenture, MTS OJSC made the Direct Payments to the noteholders pursuant to an order of the English Court.

        In relation to the obligations under the Intercompany Loan Agreement, MTS OJSC and MTS Finance have agreed to refer to arbitration the question of whether under the Intercompany Loan Agreement itself there remains an obligation to make any further payments to MTS Finance in light of the Direct Payment. On February 9, 2012, MTS OJSC received a request for arbitration from MTS Finance. The hearing took place at the end of January 2013 and award is expected before July 2013. The award will clarify the rights between the parties under the Intercompany Loan Agreement. MTS OJSC was denying that any further payments are due under the Intercompany Loan Agreement. The arbitration was conducted under the Rules of the London Court of International Arbitration.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received from Bitel by these three companies in the first quarter of 2005 in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. Bitel's Isle of Man advocates have recently withdrawn from their representation of Bitel, and Bitel does not appear to be pursuing these claims.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

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

        In March 2013 Nomihold has obtained initial permission from the English Commercial Court to serve proceedings out of the jurisdiction on MTS. Nomihold purports that MTS is liable to compensate it for a number of allegedly tortious wrongs, relating in part to recent proceedings in an international arbitration tribunal constituted under the rules of the LCIA between Nomihold and MTS Finance, in the total amount exceeding $215 million. MTS denies any allegation of wrongdoing and considers the claims made by Nomihold without merit and inadmissible before the English courts. MTS is considering its legal position.

        Litigation in Ukraine—In August 2012, the Group received from MTS LLC, based in Ukraine, a claim regarding dismissal of international registration of 4 of the Group trademarks on the territory of Ukraine. The claim is currently handled by the Economic Court of Kiev, which suspended the case for the legal examination. We cannot reasonably estimate the risk of negative consequences.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30. SUBSEQUENT EVENTS

        Acquisition of a 25.095% stake in MTS Bank—On April 3, 2013, subsequent to the statement of financial position date, the Group completed the acquisition of a 25.095% ownership interest in MTS Bank through the purchase of MTS Bank's additional share issuance for RUB 5.09 billion ($163.5 million as of April 3, 2013). As a result of the transaction, the Group's effective ownership in MTS Bank increased to 26.75%, as MTS OJSC previously owned an interest of 1.66% in MTS Bank through its subsidiary MGTS.

        Placement of Exchange-Traded Ruble Bonds—On April 3, 2013, subsequent to the statement of financial position date, the Group placed exchange-traded ruble-denominated notes with a par value of RUB 10 billion ($321.4 million as of April 3, 2013) on the MICEX-RTS. The notes issued mature in ten years and include semiannual coupon payments at a rate of 8.25%. According to the terms of placement noteholders will have the right to demand repurchase of the notes from the Group in five years.

        Bitel—In April 2013, a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares previously worth approximately $500 million (Note 29) was increased to $900 million by the order of the Isle of Man court.