Form 20-F
period 2013-12-31
MOBILE TELESYSTEMS OJSC
filed 2014-04-24
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,198,831,184 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2013.

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; (ii) "MTS Ukraine" is to MTS Ukraine Private Joint Stock Company (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary; (iii) "MTS-Uzbekistan" is to Uzdunrobita, our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" and "BCTI" are to Barash Communication Technologies, Inc., our Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our fixed line subsidiary, which was merged into Mobile TeleSystems OJSC in 2011; (vi) "MGTS" is to Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom CJSC, our Armenian subsidiary; and (viii) "Sistema" is to Sistema Joint-Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus". We refer to MTS-Bank OJSC, our 26.3% owned equity investee as "MTS Bank". As MTS Belarus and MTS Bank are equity investees, our revenues and subscriber data do not include MTS Belarus and MTS Bank.

        In 2013, we changed our reporting currency to the Russian Ruble. Previously, we have presented our consolidated financial statements in the U.S. Dollar. The change in the reporting currency is to allow a greater transparency of our financial and operating performance as it more closely reflects the profile of our revenue and operating income, a major portion of which are generated in Russian rubles. In accordance with authoritative guidance, comparative information was restated in Russian rubles.

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "Russian rubles," "rubles" or "RUB" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "dram" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to "shares" or "ordinary shares" refers to our ordinary shares, "ADSs" refers to our American depositary shares, each of which represents two ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs. Prior to May 3, 2010, each ADS represented five ordinary shares of our common stock. "CIS" refers to the Commonwealth of Independent States.

ii

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia ("CBR"). These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2009	36.43	28.67	31.72	30.24
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2013	33.32	32.31
August 2013	33.25	32.86
September 2013	33.47	31.59
October 2013	32.48	31.66
November 2013	33.19	32.08
December 2013	33.26	32.63
January 2014	35.24	32.66
February 2014	36.05	34.60
March 2014	36.65	35.45

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar published by the CBR for April 24, 2014 was 35.66 rubles per U.S. dollar.

iii

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

        MTS desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements. We have based these forward- looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "predict," "plan," "may," "should," "could" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Our Company—B. Business Overview," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and include statements regarding:

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.  Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. The numbers presented in the following table for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011were derived from our audited consolidated financial statements presented in U.S. dollars and not included in this document and restated in Russian rubles using average monthly exchange rates and period end exchange rates between the U.S. dollars and the Russian rubles based on data published by the CBR, except for data derived from statement of cash flows. Cash flows data for the years ended December 31, 2009 and 2010 were restated in Russian rubles using average annual rates between the U.S. dollar and the Russian ruble based on data published by the CBR. Our results of operations for all periods presented in the following table exclude financial data of Uzdunrobita, our former subsidiary in Uzbekistan. The results of operations of Uzdunrobita are reported as discontinued operations in our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013.

        Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition, other than with respect to our acquisition of certain subsidiaries of Sistema, as further described below.

        In October 2009, we acquired a 50.91% stake in Comstar, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema for RUB 39.15 billion. We subsequently increased our ownership stake in Comstar to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and us. On March 10, 2011, we completed a share buyback as part of the reorganization of MTS and on April 1, 2011 the merger was completed. A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased in the buyback for RUB 1.96 million. The buyback price was set at RUB 245.19 per one MTS ordinary share. In addition, a total of 22,483,791 Comstar ordinary shares representing 5.38% of the Comstar issued share capital were repurchased for RUB 4.8 billion. The buyback price was set at RUB 212.85 per one Comstar ordinary share. The remaining 98,853,996 Comstar ordinary shares were converted into MTS ordinary shares at an exchange ratio of 0.825 MTS ordinary shares for each Comstar ordinary share. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions."

        In June 2010, we acquired a 15% ownership interest in TS-Retail OJSC ("TS-Retail") from Sistema for RUB 31 consequently increasing our effective ownership interest in TS-Retail to 49.6%. We subsequently increased our effective ownership interest in TS-Retail to 50.95%, which was achieved through a voluntary tender offer to purchase Comstar's shares in September 2010.

        In August 2010, we acquired a 95% ownership interest in Metro-Telecom, a company which owns a fiber optic network located in the Moscow metro, from Invest-Svyaz CJSC, a wholly owned subsidiary of Sistema, for RUB 339.35 million.

        In December 2010, we acquired a 100% ownership stake in Sistema Telecom, a subsidiary of Sistema which owns the egg-shaped logos each of the telecommunications companies operating within the Sistema group uses, including us, and a 45% ownership stake in TS-Retail, from Sistema for RUB 11.59 billion. As a result of this acquisition and the completion of our merger with Comstar on April 1, 2011, we currently own a 100% stake in TS-Retail.

        As we, Comstar, TS-Retail, Sistema Telecom and Metro-Telecom were under the common control of Sistema, our acquisition of majority stakes in these companies has been treated as a combination of entities under common control and accounted for in a manner similar to a pooling-of-interests, i.e., the assets and liabilities acquired were recorded at their historical carrying value and the consolidated financial statements were retroactively restated to reflect the Group as if these companies had been owned since the beginning of the earliest period presented. Accordingly, the financial data presented below for the year ended December 31, 2009, the financial year preceding the acquisitions, have been restated to include the financial position and results of operations of the companies acquired from Sistema as if the acquisitions had occurred as of January 1, 2009, and the financial data for the years ended December 31, 2009 and 2010 includes the financial position and results of operations of Comstar, TS-Retail, Sistema Telecom and Metro-Telecom for the full-year.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below. The numbers presented in the following table for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011were derived from our audited consolidated financial statements presented in U.S. dollars and not included in this document and restated into Russian rubles using average monthly exchange rates and period end exchange rates between the U.S. dollar and the Russian ruble based on data published by the CBR, except for data derived from statement of cash flows. Cash flows data for the years ended December 31, 2009 and 2010 were restated in Russian rubles using average annual rates between the U.S. dollar and the Russian ruble based on data published by the CBR:

	Years Ended December 31,
	2009 (restated, other than industry and operating data)	2010	2011	2012	2013
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Services revenue and connection fees	287,726	308,007	322,546	349,338	371,950
Sales of handsets and accessories	11,042	21,542	26,025	28,902	26,493

Total net operating revenues	297,768	329,549	348,571	378,240	398,443
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	61,002	66,067	74,753	83,051	83,777
Cost of handsets and accessories	11,466	22,001	26,286	25,042	22,636
Sales and marketing expenses	22,249	25,143	24,800	21,667	22,861
Depreciation and amortization expense	55,532	57,197	63,932	67,910	73,253
Sundry operating expenses(1)	69,392	75,973	78,505	86,776	94,158
Net operating income	79,126	83,169	80,295	93,794	101,758

Currency exchange and transaction loss/(gain)	6,903	(877)	4,403	(3,952)	5,473

	Years Ended December 31,
	2009 (restated, other than industry and operating data)	2010	2011	2012	2013
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Other (income) expenses:
Interest income	(3,190)	(2,554)	(1,850)	(2,588)	(2,793)
Interest expense, net of capitalized interest	17,812	23,578	19,333	17,673	15,498
Equity in net income of associates	(1,907)	(2,147)	(1,430)	(869)	(2,472)
Impairment of investments	10,856	—	—	—	—
Change in fair value of derivatives	160	—	—	—	—
Other expenses, net	942	1,983	180	688	(10,636)

Total other expenses/(income), net	24,672	20,860	16,233	14,904	(403)

Income from continuing operations before provision for income taxes and noncontrolling interests	45,003	58,934	59,659	82,842	96,688
Provision for income taxes	15,938	15,660	15,526	19,384	19,633
Net income from continuing operations	29,065	43,243	44,133	63,458	77,055
Net income/(loss) from discontinued operations	3,649	3,580	1,806	(32,846)	3,733
Net (loss)/ income attributable to the noncontrolling interest	(394)	5,080	3,624	970	949
Net income attributable to the Group	33,108	41,773	42,315	29,642	79,839

Dividends declared(2)	39,405	30,697	30,046	30,397	40,956

Earnings per share, basic and diluted, RUB	17.56	21.79	21.5	14.9	40.1
Earnings per share from continuing operations, basic and diluted, RUB	15.62	19.92	20.6	31.4	38.3
Earnings/(loss) per share from discontinued operations, basic and diluted, RUB	1.93	1.87	0.9	(16.5)	1.9
Annual Dividends declared per share, rubles	20.15	15.40	14.54	14.71	14.6
Semi—annual Dividends declared per share, rubles	—	—	—	—	5.2
Number of common shares outstanding	1,916,869,262	1,916,869,262	1,988,916,837	1,988,919,177	1,988,831,184
Weighted average number of common shares outstanding—basic	1,885,750,147	1,916,869,262	1,970,953,129	1,988,918,528	1,988,849,281
Weighted average number of common shares outstanding—diluted	1,885,750,147	1,916,869,262	1,970,953,129	1,988,918,528	1,988,849,281
Consolidated statement of cash flows data:
Cash provided by operating activities	113,957	109,851	113,562	132,123	159,377
Cash used in investing activities	(72,253)	(66,254)	(77,210)	(93,367)	(96,671)
(of which capital expenditures)(3)	(73,861)	(80,391)	(72,802)	(87,783)	(81,575)
Cash provided by/(used in) financing activities	4,154	(92,214)	(5,630)	(75,346)	(55,145)

	Years Ended December 31,
	2009 (restated, other than industry and operating data)	2010	2011	2012	2013
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	82,732	38,440	62,366	26,048	45,245
Property, plant and equipment, net	234,411	242,957	265,376	271,781	270,660
Total assets	476,784	441,246	493,474	454,978	485,524
Total debt (long-term and short-term)(4)	252,546	218,233	280,596	232,105	219,148
Total shareholders' equity	132,037	126,686	114,960	113,991	156,053
Common stock less treasury stock	(25,884)	(25,884)	(24,255)	(24,255)	(24,275)
Financial ratios (end of period):
Total debt/total capitalization(5)	65.7%	63.3%	70.9%	67.1%	58.4%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	143%	151%	157%	161%	170%
Mobile penetration in Ukraine (end of period)	121%	118%	118%	126%	133%
Mobile subscribers in Russia (end of period, thousands)(7)	69,342	71,442	69,954	71,227	75,322
Mobile subscribers in Ukraine (end of period, thousands)(7)	17,564	18,240	19,223	20,709	22,661
Overall market share in Russia (end of period)	33%	33%	31%	31%	31%
Overall market share in Ukraine (end of period)	32%	34%	36%	36%	37%
Average monthly usage per subscriber in Russia (minutes)(8)	213	234	269	304	327
Average monthly usage per subscriber in Ukraine (minutes)(8)	462	535	580	597	574
Average monthly service revenue per subscriber in Russia(9), rubles	248	253	273	297	308
Average monthly service revenue per subscriber in Ukraine(9), rubles	159	146	143	153	150
Subscriber acquisition costs in Ukraine(10),rubles	222	244	241	236	218
Churn in Russia(11)	38.3%	45.9%	47.6%	42.4%	36.3%
Churn in Ukraine(11)	40.0%	31.0%	30.7%	30.5%	26.1%

(1)
"Sundry operating expenses" consist of general and administrative expenses, provision for doubtful accounts, impairment of long-lived assets and goodwill and other operating expenses.

(2)
Dividends declared in each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively). In addition, in 2013 the Group declared semi-annual dividends in amount of RUB 10.786 million. Includes dividends on treasury shares of RUB 1.421 million, RUB 1.086 million, RUB 1.127 million, RUB 1.140 million, RUB 1.133 million and RUB 405 million in respect of the years ended December 31, 2008, 2009, 2010, 2011, 2012 and 2013, respectively. At a meeting held on April 11, 2014, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADS), or a total of approximately RUB 38billion,based on the full-year 2013 financial results.

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

C.  Reasons for the Offer and Use of Proceeds

        Not applicable.

D.  Risk Factors

        An investment in our securities involves a certain degree of risk. in our securities involves a certain degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations coul be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements" where we describe additional uncertainties associated with our business and the forward-looking statements included in this document.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Turkmenistan, Kyrgyzstan, Uzbekistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Beginning in the second half of 2008, the Russian equity markets have been highly volatile, principally due to the impact of the global financial and economic crisis on the Russian economy as well as the current crisis in Ukraine. Such volatility has caused market regulators to temporarily suspend trading on the Moscow Interbank Currency Exchange ("MICEX") and the Russian Trading System ("RTS") multiple times. MICEX and RTS stock market indices have experienced significant overall declines since their peaks in May 2008, including an over ten percent fall during the first three months of 2014 in response to the current crisis in Ukraine and deepening concerns over the strength of the Russian economy. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the current crisis in Ukraine, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

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

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or "Vimpelcom", and Open Joint Stock Company MegaFon ("MegaFon"). We also face competition from several regional operators and Tele2 Russia which is undergoing a reorganization (as described further below) that may lead to the creation of the fourth federal operator in the course of 2015.

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

        In October 2010, Sistema and Svyazinvest entered into an exchange transaction, upon completion of which, Svyazinvest obtained control over 100% of the share capital in Sky Link, Sistema acquired the 23.33% stake in MGTS controlled by Svyazinvest and Comstar transferred 25% plus 1 share in Svyazinvest to Rostelecom for cash consideration of 26 billion rubles. Sky Link is a Moscow-based code division multiple access ("CDMA") operator holding GSM licenses for a majority of Russian regions. In July 2012, Rostelecom acquired 100% of Sky Link which at the time of this acquisition held licenses in 76 Russian regions covering more than 90% of the total Russian population. In addition, Rostelecom won tenders for 39 out of 40 licenses to provide fourth-generation ("4G") wireless services within the 2.3-2.4 GHz frequency band and in November 2011 received permission from the Ministry of Defense to use the allotted frequencies for the creation of a 4G network.

        On April 4, 2013, the Federal Antimonopoly Service approved a transaction for Airport Alliance, a member of VTB Group, to acquire 100% of Tele2 Russia, which was later completed. Subsequently, VTB Bank sold 50% of Tele2 Russia to a consortium of private investors, including affiliates of Bank "Rossiya", whose main shareholder is Mr. Yury Kovalchuk, and also entities linked to Mr. Alexey Mordashov. Both of these individuals are reputedly among Russia's most successful and influential businessmen. On December, 30, 2013 shareholders of Rostelecom approved a reorganization plan which led to the spin-out of its mobile business into RT-Mobile Ltd. It is reported that RT-Mobile Ltd's business has been contributed as capital for a new joint venture concluded between Rostelecom and Tele2 Russia, under the name of "T2 Rus Holding". During the first stage of integration, seven subsidiaries of Rostelecom will become part of T2 Rus Holding, while under the second stage Rostelecom will contribute 100% of RT-Mobile into the joint venture's equity capital and consequently will acquire a 45% share in it. The second stage of the transaction is planned to be completed by the end of 2014. In 2014, T2 Rus Holding will be reorganized into T2 RTK Holding and is scheduled to start operations under the Tele2 brand in more than 60 regions of Russia. Therefore T2 RTK Holding may become one of the key players in the mobile telecommunications market in Russia, which may materially adversely affect our business, financial condition and results of operations.

        According to Direct INFO, Rostelecom controls over 75% of all fixed line telecommunications services in Russia. The emergence of Rostelecom as an integrated nationwide provider of fixed line local and long distance communications services as well as its reorganized business holdings in mobile communications services may significantly increase competition in our markets. In particular, a new mobile operator involving this state-controlled group may receive favorable pricing terms to interconnect from the regional fixed line operators within its group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        Of the telecommunication services we provide, broadband Internet access is among the most competitive. While the Moscow and St. Petersburg markets have become mature in recent years (more than 70% of the market is controlled by the five largest companies), regional markets are the fastest growing markets, and it is expected that regional markets will follow the same trend as the Moscow and St. Petersburg markets in the coming years, with competition in such markets becoming extremely intense. If we fail to obtain and maintain a substantial share of the broadband Internet access market, our business, financial condition, results of operations or prospects or the value of the ADSs may be materially adversely affected.

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

        Competition in the Ukrainian wireless telecommunications market has significantly intensified over the last several years and may further intensify as a result of the current political crisis. See "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations," and "—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

        In October 2010, the Antimonopoly Committee of Ukraine (the "AMC"), approved the merger of Kyivstar, our primary mobile competitor in Ukraine, with URS and Golden Telecom Ukraine, a Ukrainian mobile operator controlled by Vimpelcom, in connection with Vimpelcom's restructuring. On September 4, 2013, Golden Telecom ceased to provide mobile telecommunication services in Ukraine, and its subscribers were invited to re-connect to Kyivstar. It is not clear how the Vimpelcom restructuring in Ukraine will affect our operations. Aggressive pricing by our competitors in Ukraine, driven primarily by Astelit, has driven down the price per minute levels in recent years for mobile communication, which in conjunction with the economic crisis in Ukraine has contributed to the slowdown in the growth rate of the Ukrainian wireless telecommunications market. Presently, the controlled rise of prices, monetization of services, the customer experience of our services and value for money are the most important drivers for the competitive situation in Ukraine. However, we may face additional competition from other European telecommunication companies in the future in the event that Ukraine enters into cooperation agreements with or accedes into the European Union and is required to liberalize access to its telecoms markets for other European operators. These factors may adversely affect our own business, financial condition and results of operations.

        The competitive situation for our services in Ukraine may also be influenced by the expected introduction of a mobile number portability ("MNP") service from July 1, 2014 (however due to technical delays by the company responsible for administrating the ported numbers data base, the MNP launch is likely to be postponed until the end of 2014), and also by the sale by the SKM company of Trimob (the only operator in Ukraine with a UMTS license). Similar provisions regarding MNP are already in force in Russia, see also "—Legal Risks and Uncertainties—Regulatory changes in Russia, including the reduction of settlement rate, the mobile number portability principle and others may have a material adverse effect on our financial condition and results of operations."

        In Belarus, we face increasing competition and aggressive pricing from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand. Additionally, in 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of $1.0 billion (RUB 29.4 billion). The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders, and is now expected to be held by the State Property Committee of Belarus in 2014 with subsequent reduction in price. The terms of share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a particular purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. By the end of 2013, Orange had a market share of 16.6% and continued to pursue its strategy of providing telecommunication services (voice and internet) at highly competitive prices.

        Following the resumption of our operations in Turkmenistan we continue to face price competition from our main competitor Altyn Asyr on international roaming rates and also capacity restrictions that impact on the development of our third-generation "3G" mobile data network in Turkmenistan. MTS-Turkmenistan is required to route both international traffic signals as well as domestic traffic signals entirely through the telecommunications network infrastructure of the state owned telecom operator Turkmentelekom. However, in spite of our further requests for additional network capacity in accordance with our interconnection agreements with Turkmentelekom, there has not been a corresponding increase in capacity made available to us to accommodate the volume of MTS-Turkmenistan's traffic signals. In addition, Turkmentelekom may also refuse to lease communication lines needed for the day-to-day operation of MTS-Turkmenistan's 3G network. As a result, the data service of MTS-Turkmenistan could become less attractive for the subscribers, which could adversely affect the results of our operations in Turkmenistan.

        Generally, increased levels of competition, including from the potential entry of new mobile operators, government-backed operators, mobile virtual network operators and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators and increased use of Internet protocol telephony, may adversely affect our ability to increase the number of subscribers. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

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

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anti-corruption laws. We may also be subject to the UK Bribery Act. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA.

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

        As previously disclosed, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 4 to our audited consolidated financial statements. As the aforementioned US government investigations are at an early stage, we cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by US, UK or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our securities.

        We are controlled by Sistema, which owns 51.46% of our total charter capital (53.47% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, Sistema will control the appointment of a majority of directors and removal of all directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations substantial asset sales, and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations."

        Sistema has a significant amount of outstanding debt. As of December 31, 2013, Sistema had consolidated indebtedness of approximately $41 million (RUB 1,342 million) of short-term debt, $2.47 billion (RUB 80,841 million) comprising the short-term portion of its long-term debt, and $10.8 billion (RUB 353 billion) of long-term debt (net of the short-term portion). At the corporate level, Sistema had $8.99 million (RUB 291 million) of short-term debt, $574.5 million (RUB 18,803 million) comprising the short-term portion of its long-term debt, and $991.1 million (RUB 32,438 million) of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of RUB 39,405 million in 2009 for 2008, RUB 30,697 million in 2010 for 2009, RUB 30,046 million in 2011 for 2010, RUB 30,397 million in 2012 for 2011 and RUB 40,956 million in 2013 for 2012 and half-year 2013. Annual dividends are calculated at the exchange rate on the date when dividends are declared at the Annual General Meeting of Shareholders. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. Furthermore, our credit ratings can be and have been affected in the past by Sistema's activity and credit ratings.

Failure to effectively implement our geographic expansion strategy as well as difficulties with operational management of the acquired businesses could hamper our continued growth and profitability.

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

        For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

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

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2011 and 2012, our acquisitions focus shifted to acquiring a minority stake in a subsidiary company of Multiregion JSC and other regional cable TV and broadband providers in furtherance of our strategy to become a provider of integrated telecommunications services. In 2010, we also acquired Sistema Telecom in order to obtain full control over our logos.

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

        In 2009, for example, we had write downs of $349.4 million (RUB 11,084 million) related to Comstar's investment in Svyazinvest, the government-controlled holding for fixed line telephone companies, which contributed to our loss in the fourth quarter of 2009.

        In addition, companies that we acquire may not have internal policies, including accounting policies and internal control procedures that are compatible, compliant or easily integrated with ours.

        If any of our future business combinations is structured as a merger with another company, or we merge with or absorb a company subsequent to its acquisition by us, such a merger would be considered a corporate reorganization under Russian law. In turn, this would provide our creditors with a statutory-based right to file a claim seeking to accelerate their claims or terminate the respective obligations, as well as seek damages. To prevail, the creditors would need to prove in court that we will not perform our obligations in due course and the amount of damages suffered. Secured creditors would be required to further prove that the security provided by us, our shareholders or third parties is not sufficient to secure our obligations. Creditors whose claims are secured by pledges do not have the right to claim additional security.

        In addition, in April 2013 we acquired a 25.095% stake in OJSC MTS Bank followed by a profit-sharing agreement whereby we and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. The MTS Dengi project launched by us and MTS Bank is aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. If the risks associated with participating in the banking sector lead to our inability to receive the expected profits from MTS Dengi project it could have an adverse effect on our financial statements, financial condition and results of operations.

        We may also be involved in various litigation to protect our title or other rights related to acquired businesses and incur some unpredicted loss. For example, in December 2005, we acquired a 51% stake in Tarino Limited from Nomihold Securities Inc. for $150.0 million (RUB 4,322 million) in cash and entered into a put and call option agreement for the remaining 49% interest for a price of $170 million

(RUB 4,898 million) as we believed, that at that time it was the indirect owner of Bitel, a Kyrgyz company holding GSM 900/1800 license for the entire territory of Kyrgyzstan. In the same year, following a decision of the Kyrgyz Supreme Court, Bitel's offices were seized by a third party and we lost operational control over Bitel. In 2007, Nomihold Securities Inc. exercised the put option for the remaining stake in Bitel. During 2005-2013 we wrote down more than $320 million (RUB 8,798 million) relating to the loss of Bitel and other litigation with Nomihold Securities Inc. During the same period we also had other litigation in various jurisdictions to defend our rights relating to Bitel and its assets. In June 2013, an agreement was reached between Nomihold and other associated parties to settle all the claims arising in relation to Bitel and its assets, pursuant to which all proceedings between all the parties involved in such litigation were discontinued and waived and we received a total payment in cash in the amount of $150 million (RUB 4,909 million). The settlement also fully discharged all our outstanding obligations to Nomihold Securities Inc. As a result of the settlement, we released a provision relating to the exercise the put option for acquisition of the remaining stake in Bitel plus damages, interest and other cost that have been provided for in relation to the dispute with Nomihold. See also Note 27 to our audited consolidated financial statements. In addition, a merger, as well as any corporate reorganization and any business combination that constitutes a "major transaction" under Russian law, would trigger the right of our shareholders who abstain from voting on or vote against such reorganization or transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

If our purchase of Ukrainian Mobile Communications ("UMC") is found to have violated Ukrainian law or the purchase is unwound, our business, financial condition, results of operations and prospects would be materially adversely affected.

        On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale made to us by Joint Stock Company Ukrtelecom ("Ukrtelecom") of its 51% stake in UMC. The complaint also sought an order prohibiting us from disposing of our 51% stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of "strategic" state holdings prohibited from alienating or encumbering its assets during the course of its privatization. Although the Cabinet of Ministers of Ukraine had issued a decree in May 2001 specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor's claim.

        On August 26, 2004, the General Prosecutor's Office requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. On January 13, 2005, the Constitutional Court of Ukraine refused to initiate the constitutional proceedings arising from the request of the General Prosecutor's Office on the grounds that the request was incompatible with the requirements of Ukrainian constitutional law, and that the issue as it was raised in the request, did not fall within the jurisdiction of the Constitutional Court of Ukraine. The Constitutional Court of Ukraine's decision does not prevent other persons having the right to apply to the Constitutional Court of Ukraine from challenging the constitutionality of provisions of the Ukrainian privatization law applicable to the sale by Ukrtelecom of the UMC shares, and also does not preclude the future challenge of such sale in the commercial courts of Ukraine.

        If the Constitutional Court of Ukraine rules that the provisions of the Ukrainian privatization legislation applicable to Ukrtelecom's sale of its stake in UMC are unconstitutional, the Kiev Commercial Court could be requested by the General Prosecutor to re-open the case based on new circumstances and could potentially include additional persons that were not parties to the original proceeding and/or admit additional claims.

        In addition, as UMC was formed at a time when Ukraine's legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that our purchase of UMC is found to have violated Ukrainian law or the purchase is subject to repeated challenge, or unwound, in whole or in part, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

        The build-out of our network is also subject to risks and uncertainties, which could delay the introduction of services in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. We are also required to receive permits for the operation of telecommunications equipment as well as governmental certification and/or permission for the import and export of certain network equipment, which can result in procurement delays and slow network development. The failure of any equipment we use to receive timely certification or re-certification could hinder our expansion plans.

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

        Furthermore, as a result of the downturn in the global financial markets, certain banks have curtailed their lending programs, which may limit our ability to obtain external financing and, in turn, result in the reduction of our capital expenditure program. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base. See also "—Risks Relating to Our Financial Condition—If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Mobile penetration in Russia and Ukraine reached 170.0% and 133.1%, respectively, as of December, 31, 2013, according to AC&M-Consulting. Until recently, customer growth has been the principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other CIS countries. As a result, data services became the key driver of our revenue growth and, therefore, we will need to continue to develop new competitive services, including value-added, 3G, LTE, and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues.

        Following the restructuring of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia, as a result of which MegaFon and Vimpelcom acquired equal shares of 50%, we have been working on developing our proprietary distribution network, have signed an additional agreement with Svyaznoy and have been working to increase our relationship with small regional dealers. If we are not successful in expanding and sustaining our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our ability to attract new customers through Euroset outlets is limited. If competitors continue to expand their footprint in Russia through the acquisition of Svyaznoy's operations, our opportunities for marketing our services through its outlets may be restricted. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

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

        In Ukraine, the government completed the privatization of Ukrtelecom, which, according to its public disclosure, has a 71% share of the local telephony market and an 83% share of the domestic and international long distance market in Ukraine. The auction to privatize Ukrtelecom was held by the State Property Fund of Ukraine in December 2010. On March 11, 2011, following the completion of an independent appraisal required by Ukrainian law, the State Property Fund of Ukraine and ESU LLC, a wholly owned subsidiary of European Privatization & Investment Corporation ("EPIC"), signed an agreement for the sale of a 92.8% stake in Ukrtelecom to ESU LLC. On May 11, 2011, the ownership stake was transferred to ESU LLC upon the payment of a purchase price amounting to 10,575.1 million hryvnia (RUB 36,979.8 million as of May 11, 2011) and the fulfillment of certain requirements under Ukrainian law. It is currently unclear how the privatizations of Ukrtelecom will affect our interconnect arrangements and costs, but there is a chance that our ability to interconnect cost-effectively with other telecommunications operators could be hampered.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed to be "substantial position" operators who cannot refuse to provide interconnects or discriminate against one operator over another, we believe that in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnecting that can be met only by certain operators.

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

Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations.

        On June 24, 2010, MTS Ukraine and its competitors, including Kyivstar, Golden Telecom Ukraine, URS, Ukrtelecom, Astelit, Intertelecom and PEOPLENet, were declared by the AMC to have a dominant position on the network interconnect market. As a result, the interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks became subject to regulation by the National Commission for the Regulation on Communications (the "NCRC"), which since November 23, 2011 has been succeeded by the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        In 2011, the NCRC announced its intent to change the telecommunications regulations in Ukraine to regulate the interconnect rates of only those operators deemed by the AMC to have "significant market power." Kyivstar and MTS Ukraine are the largest mobile cellular operators in Ukraine with market shares of 43% and 37%, as of December 31, 2013, respectively, according to AC&M-Consulting.

        In December 2011, the Telecommunications Law was amended to introduce the term "significant market power operator on traffic termination market" (SMP). An operator qualifies as a SMP in a particular market if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. Thus, on October 20, 2011, the NCRC recognized all telecommunications operators on the Ukrainian market as SMPs in the market of call termination on their respective networks.

        On September 22 2011, the NCRC proposed a draft law on regulating SMP operators which called for, among other things, non-discriminatory access to their infrastructure for the wholesale market and for regulating the retail market. Under the proposed law, the NCRC may place an obligation on SMP operators to separate the accounting of revenues and costs for different services, to calculate the cost of their services according to NCRC rules and to price the services in accordance with NCRC's rules. The draft law was not adopted and as of January 31, 2014 is being amended. The NCCIR has assumed the NCRC's powers to consider interconnect rates and may reduce the interconnect rates that we charge, which, in turn, may have a material adverse effect on our financial condition and results of operations.

        In June 2012, the definition of SMP was changed by an amendment to the Telecommunications Law which came into effect on January 8, 2013. From this date qualification as a SMP has been assessed with reference to the market as defined by NCCIR (and not only by reference to the traffic termination market). Criteria i.e. the SMP market share remained the same as in previous version of the Telecommunications Law. See also "—Legal Risks and Uncertainties—Changes in Ukrainian telecommunications legislation have caused uncertainty in relation to the regulation of the Ukrainian telecommunications industry and may adversely affect our business, financial condition and results of operations."

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

        In addition, Russian military authorities also use frequencies in the 3G and 4G spectrum, which may limit the availability of 3G and 4G frequencies for commercial use in certain areas. During the construction of our 3G and 4G network, there is also a risk that the frequencies assigned to us for commercial use may overlap with frequencies used by the Russian military. For example, conflicts over the availability of frequency reserved for military use in Moscow caused delay in the commercial launch of 3G services in Moscow by all 3G license holders, although some of these frequencies were cleared for commercial use in 2009. If additional overlap were to occur, it could cause problems or delays in the development and operation of our 3G and 4G network in Russia.

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

        In December 2013, the State Commission for Radio frequencies introduced several modifications to the conditions of using the frequency band for 3G and 4G. These modifications included the principle of technological neutrality for frequency bands 900 MHz (UMTS) and 1800 MHz (LTE), but also imposed additional obligations for network operators. Pursuant to these modifications, 3G and 4G operators will now be able to use bands in the frequency range as supplementary frequencies for GSM, UMTS and LTE coverage. However, in the event that we receive new bandwidth allocation, and also as a result of the renewal of the current decisions of State Commission for Radio Frequencies, we are obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless network and consequently may adversely affect our business, financial condition and results of operations.

If we are unable to successfully develop and/or deploy 4G wireless services in the countries in which we operate or one of the operators in the market obtains significant technological and/or commercial advantage over us in 4G wireless services, it may have a material adverse effect on our business and results of operations in the long term.

        The next step in the development of telecommunications in the countries where we operate is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and quality of services (data speed, quality of coverage) depends on the band and the width of frequency range given to an operator.

        In September 2011, the Russian government announced its intention to auction frequencies for LTE use on a national level in 2012. Additionally, outside of the auction process, the State Radio Frequencies Commission granted Scartel (operating the Yota retail brand) a paired range of LTE frequencies (2x30 MHz), in the 2.5-2.7 GHz band for use on the whole territory of Russia in exchange for 4G frequencies held by Scartel for Wi-Max technology with a total width of 70MHz. Four sets of frequencies in the 791-862 MHz band were planned to be sold during the auction in 2012, after which the winners of the frequencies would receive frequencies in the 2.5-2.7 GHz band. The remaining frequencies 40 MHz of the 2.5-2.7 GHz band were allocated evenly during the tender among four major market participants (us, Vimpelcom, MegaFon and Rostelecom).

        Initially it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, we, MegaFon, Vimpelcom and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which we, MegaFon, Vimpelcom and Rostelecom were to receive access to Scartel's 4G network infrastructure (which was yet to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal. MTS considered a preliminary value assessment of Scartel to be unduly high.

        In July 2012, Alisher Usmanov and Scartel shareholders (Telconet Capital and Rostechnologyi) formed a telecommunications holding company, Garsdale. In exchange for an 82% interest in Garsdale, AF Telecom, which is controlled by Alisher Usmanov, contributed 50% of Megafon's shares into Garsdale's share capital. Rostechnologyi and Telconet Capital, which held 25.1% and 74.9% stakes in Scartel, respectively, contributed 100% of Scartel into Garsdale's share capital, in return for which they received an 18% stake in Garsdale, which was split equally between Rostechnologyi and Telconet Capital. On 12 July 2012, the Federal Service for Supervision in the Area of Communications and Mass Media awarded each of MegaFon, Vimpelcom, Rostelecom and us a license to provide 4G services using LTE and its subsequent modifications in the frequency range of 791-862 MHz.

        On October 1, 2013, MegaFon acquired Maxiten Co Limited, which in turn owned 100% of the shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by the general shareholders meeting of MegaFon and by the Federal Antimonopoly Service ("FAS"). At present, MegaFon holds 4G/LTE network through Scartel as well as controlling the continuous spectrum of frequencies 2 x 40 MHz in the band of LTE FDD 2600 MHz. As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. For example, in February, 2014, MegaFon launched LTE Advanced network in Moscow using LTE FDD 2600 MHz band and announced plans of further roll-out of its LTE Advanced network in the 15 largest cities in Russia. In addition, MegaFon will have an opportunity to consolidate financial and operational indicators of Scartel/Yota which will increase its formal market share in the mobile communications market.

        According to the decision of State Commission for Radio Frequencies as of March, 16, 2012 all telecommunication operators excluding MegaFon and Rostelecom are not permitted to get LTE frequencies in the Krasnodarsky Region until the end of 2016. On April 11, 2013, we filed an application with the State Commission for Radio Frequencies to amend this decision and requested a postponement of the introduction of such restrictions until the end of 2014; however, the consideration of our application was postponed for the duration of the Olympic Games. Currently we are appealing a case against actions and inactions of State Commission for Radio Frequencies in the Arbitrazh Court of Moscow. The next court session is scheduled for June 3, 2014 as well as the next meeting of the State Commission for Radio Frequencies. Our inability to develop an LTE network in the Krasnodarsky Region until 2016 may have an adverse effect on our business, financial condition and results of operations.

        On September 18, 2013, the mobile operator Altyn Asyr, our major competitor in Turkmenistan, brought into operation a 4G network using LTE technology. At the moment MTS-Turkmenistan does not have a 4G-license which may lead to the loss of revenues from its data service which could have a material adverse effect on the results of our operations.

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

        In September 2009, the NCRC announced plans to launch a tender for a single 3G/UMTS mobile services license in Ukraine with the starting price set at 400 million hryvnia (equivalent to RUB 1,515.1 million at December 31, 2009). However, the NCRC canceled the planned tender in November

2009 following a decision by the President of Ukraine to put the tender and conversion of the radio frequencies on hold. Following the election of Viktor Yanukovich as Ukraine's President in February 2010, a tender for a 3G/UMTS license in Ukraine was expected in 2012 after the planned sale of Trimob, (formerly known as Utel), a subsidiary of Ukrtelecom, which is the only UMTS license holder in Ukraine. Trimob was expected to be sold by the end of 2012, subject to approval by the AMC and certain other regulatory bodies, but to date there have been no announcements regarding the progress of the sale of Trimob. A sale of Trimob to one of our competitors would provide that competitor with a significant advantage over us and would adversely affect our competitiveness in Ukraine, as well as our business, financial condition and results of operations.

        The Ukrainian government has previously indicated that funds required for the conversion of the remaining UMTS frequencies have not been provided in Ukraine's 2013 State Budget. Therefore, there is a possibility of additional UMTS frequency spectrum being made available in 2014 as a means of generating revenue to tackle the problem with the state budget deficit. Nevertheless, if we do not acquire Trimob and we are unable to acquire a UMTS license when an auction is ultimately held, and our competitors do, those competitors would have an advantage over us.

        Our ability to win a competitive tender for a 3G/UMTS license in Ukraine may require us to pay a significant amount for the license as well as incur significant costs in building out the 3G network, and we may not be able to recoup these costs through our service revenues. The listed potential price for one license is around 1 bln hryvnias. If we do not obtain a 3G/UMTS license, the award of the license to one of our competitors would increase the competition we face in the provision of both GSM and 3G services in Ukraine and inhibit our expansion efforts. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        While we maintain back-up systems for our telecommunications equipment, network management, operations and maintenance systems, these systems may not ensure recovery in the event of a network failure. In particular, in the event of extensive software and/or hardware failures, significant disruptions to our systems could occur, leading to our inability to provide services. The quality of our services in roaming (including roaming between networks) also depends inter alia on the network quality of our roaming partners which is out of our control. Disruptions in our provision of services could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

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

        Each of our mobile licenses requires service to be offered by a specific date and some contain further requirements as to network capacity and territorial coverage to be reached by specified dates. In addition, all of our mobile licenses require us to comply with various telecommunications regulations relating to the use of radio frequencies and numbering capacity allocated to us, network construction, interconnect rules and technical requirements relating to compliance with law enforcement authorities' requests, among others. The license requirements applicable to our fixed line businesses include participation in a federal communications network, adherence to technical standards, investment in network infrastructure, employment of Russian technical personnel and the provision of certain services to the federal government and PSTN subscribers at regulated tariffs, among others. If we fail to comply with the requirements of Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated which could significantly limit our operations. In addition to the impact on our operations, the suspension or loss of certain licenses could also cause an event of default under certain of our debt obligations and certain of our debt to be accelerated. A suspension or termination of our licenses or other necessary governmental authorizations could therefore have a material adverse effect on our business and results of operations.

Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses expire in various years from 2014 to 2022. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate consider the compliance with license requirements as well as the conditions of using the allocated frequency range when deciding whether to renew a license. License renewals may be subject to additional conditions, such as payment obligations or the mandatory modernization of our network.

        In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new license requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

        The current license to construct and maintain the telecommunication network and provide services with them was granted to MTS Ukraine on July 20, 2010 and terminated on December 3, 2013. On October 15, 2013, the NCCIR refused to renew the current license and recommended that MTS Ukraine receive a new license to provide operations in telecommunications sphere. Receiving a new license involves additional costs in comparison with the renewal of the current one and MTS Ukraine filed a lawsuit against NCCIR seeking to declare the failure to renew the license as unlawful. On November 19, 2013, the claims of MTS Ukraine were satisfied and the license term was renewed until January 2019.

        Failure to renew our telecommunications licenses or receive renewed or new licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

        Until recently, telecommunications operators carried out activities and received licenses in Crimea in compliance with Ukrainian legislation. However, following the referendum in Crimea on March 16, 2014 in favor of joining the Russian Federation and consequent developments in the region to date, various countries recognize Crimean secession whereas others do not, therefore, our licensing status in Crimea, as well as the ability to receive continuous cash flow is subject to uncertainty. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations," and

"—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        In late 2012, Russian network operators accepted that from 2014 the fees for frequency spectrum usage would be calculated based on the total frequency band allocated to each operator in each region with such frequency spectrum usage determined with reference to the decision of State Commission for Radio Frequencies, frequency allocation decisions or to the license conditions. It is expected that fees will increase up to 10% pursuant to the new approach. The application of the new fees is expected in the first half of 2014.

        Similarly, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the fees for frequency spectrum usage in Ukraine for cellular communications. Furthermore, according to the Tax Code of Ukraine, the fees payable for frequency usage shall be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 8.9% in 2012 as compared to 2011, by 8% in 2013 as compared to 2012, and are doubled from April 1, 2014 as compared to 2013.

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

        We have purchased interests in various telecommunications companies from Sistema and entered into arrangements with subsidiaries and affiliates of Sistema for the provision of advertising services (Open Joint Stock Company Advertising Agency Maxima ("Maxima"), IT services and hardware purchases (LLC Sitronics IT, Closed Joint Stock Company Sitronics Telecom Solutions, LLC Sitronics Smart Technologies and NVision Group), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telecommunication services (LLC Stream), medical services (Closed Joint Stock Company Medsi Group), the purchase of a new billing system (Open Joint Stock Company Sitronics), maintenance of the residential and commercial real estate (Closed Joint Stock Company City-Telecom). Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        In February 2014, the Russian Government approved a "Development of competition in telecommunications" roadmap, which provides for the preparation of a report on realization of the MVNO business model. This report is expected to be presented to the Government in the second quarter of 2014.

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

        In October 2010, FAS found that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. As a result, FAS imposed an administrative fine on us in the amount of RUB 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. We paid the fine imposed on us by FAS on March 28, 2011.

        In addition, in October 2011, FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. On April 26, 2012 we and Vimpelcom were found to be in violation of the Competition law through coordinating prices from September 2010 through April 2011; however, FAS also noted that these violations were voluntarily rectified, and terminated the proceedings as a result. On July 17, 2012, FAS imposed a turnover-based fine of RUB 16.9 million on us, which we complied with.

        In November 2012, FAS began an investigation of the contractual relationship between operators and content providers and in December 2012 issued a warning to us and Vimpelcom requesting each of us to cease the violation of antimonopoly laws, particularly relating, to solicitation of services to the subscribers. We and Vimpelcom complied with the requirements and on February 7, 2013, FAS closed the case.

        In October 2013, the FAS regional office in the Pskov Region began an investigation in relation to an alleged violation by us, Vimpelcom and Megafon of antimonopoly law by coordinating pricing of the mobile data services on the territory of Pskov Region. The investigation was terminated in December 2013 due to the absence of breach of antimonopoly law of mobile operators.

        If FAS finds our actions insufficient to rectify past violations or antimonopoly laws or issues new warnings and requests in the future, inter alia, in other regions, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations.

        In December 2011, the AMC opened an investigation into whether MTS Ukraine violated antimonopoly legislation with its pricing of international roaming services. The AMC stated that the average price of international roaming services offered by MTS Ukraine and its roaming partners was higher than the corresponding prices in the European Union, which might demonstrate that the prices charged by MTS Ukraine were not economically justified. The investigation aimed to examine whether MTS Ukraine used its dominant position in the Ukrainian telecommunications market to establish prices that would not be possible if there was significant competition on the telecommunications market. Although we believe that we did not violate antimonopoly laws, we could be liable for up to 10% of MTS Ukraine revenues. In December, 2012 the AMC issued obligatory recommendations to MTS Ukraine and Kyivstar to lower the prices both for international roaming services and national mobile services. In December 2012 MTS Ukraine submitted a report discussing the implementation of these recommendations and in January 2013, both claims of AMC were dismissed and no penalties were imposed on us. However, the AMC may determine that we violated antimonopoly legislation in this or other matters (for example, through increasing prices for mobile services at a faster pace than the consumer price growth rate), and may impose fines on us, which may have a material adverse effect on our business, financial condition and results of operation. In addition, we may be required to adjust the prices that we charge for international roaming services, which may adversely affect our revenues. See also "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations.

        Under Russian legislation, FAS may categorize a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions as a dominant force in such market. Moreover, recent amendments to Russian antimonopoly regulations made it possible that any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. However, in some cases a company could be categorized as dominant even if its share of the corresponding market is less that 35%. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by the Federal Tariff Service. Another of our subsidiaries, Comstar-regions, operating in Khanty-Mansiysk Autonomous District among others, is categorized as a natural monopoly in the public telecommunications market. See "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also categorized by FAS as a company with a market share exceeding 35% in the mobile communications market in the Ivanovo Region, Kurgan Region, Magadan Region, Sakhalin Region, Nenets Autonomous District and Udmurt Republic. In the event that we are found in the future to have a dominant position on these or any additional markets, FAS would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        In case we are found to have dominant position we can be subject to penalties and turn-over based fine may be imposed on us in relation to certain violations of antimonopoly law. The level of fine is from 1% to 15% of revenue on the market where the violation was conducted, with 8% being the base level of the fine.

        Additionally, MTS Ukraine, was categorized as a company with a dominant position in the telecommunications market and is subject to certain government imposed restrictions, including limitations on the interconnect rates it can charge other operators. See "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

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

        In addition, MGTS is categorized as fixed line operator occupying a substantial position in the Moscow telecommunications market and therefore its interconnect tariffs are subject to state regulation. In January 2013, Comstar-UTS was excluded from the List of "substantial operators" in Moscow and MTS was not included therein. We believe that interconnect tariffs previously approved by the Federal Agency on Communications for Comstar-UTS also apply to MTS following the merger completed on April 1, 2011. There is however a probability that we could be categorized as fixed line operator occupying a substantial position in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnection rates, substantial operators may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, fees for using customer lines, local call charges (flat-rate, time-based and combined payment systems), monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. MGTS was added to the register of telecommunications operators occupying a substantial position in 2006. Accordingly, the interconnect tariffs of MGTS are subject to regulation by the Federal Agency on Communications. While we believe the tariffs currently set by the Federal Tariff Service and the Federal Agency on Communications are sufficient to compensate us for the costs of providing these services, future tariffs may increase in parallel with corresponding increases in our costs and/or inflation.

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

        The Russian government has stated its intention to monitor the pricing of roaming services and several draft laws have been submitted for consideration to the State Duma, which are intended to change the regulation of so-called "national" (between networks) and "intra-network" (within network) roaming in Russia by introducing a flat national roaming tariff and eliminating intra-network roaming tariffs for incoming calls. It is not clear whether this legislation will be adopted. However, if the new legislation is adopted, we believe that our revenues from the provision of roaming services would decline considerably, which could have a material adverse effect on our financial condition and results of operations. After an investigation by FAS of our and other telecommunications operators activities in this area in 2010, an administrative fine in the amount of RUB 21.9 million was imposed on us due to the violation of antimonopoly laws relating to our pricing for roaming services. See also "—A finding by FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation."

Compliance with the new regulations on International Mobile Equipment Identity ("IMEI") numbers may present us with technical difficulties and may lead to the expenditure of significant resources.

        In Ukraine a draft law is being considered which will enable each mobile communications subscriber to register the user terminal free-of-charge on a database maintained by the operator, chiefly to prevent their unlawful use. Aimed at discouraging theft, the draft law will obligate operators to suspend or block the traffic transmission of the terminal upon the application of subscriber. It is still unclear if and when this regulation will be adopted. A similar draft law was rejected by the Russian State Duma. If this regulation is adopted in the future, we may be required to develop a system to monitor IMEI numbers, and we may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia into the World Trade Organization ("WTO") may lead to legislative and other changes which may adversely affect our business, financial condition and results of operation.

        On December 16, 2011, Russia signed the accession protocol in order to enter into the WTO which was ratified by Federal Law on July 21, 2012 and became mandatory law in Russia. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to the increase of competition on the markets we operate. It is unclear yet if and when these legislative developments may take place. However, if new legislation is implemented in Russia as a result of accession to the WTO and there is an increase in competition, this could have a material adverse effect on our financial condition and results of operations.

We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology (inter alia our subsidiaries, for example MGTS).

        MGTS has completed its migration from analogue public switch telephone network to digital technologies. In 2011, MGTS commenced building an access network employing the Gigabit-capable Passive Optical Network ("GPON") technology which would enable MGTS to enlarge the range of services by introducing High definition television ("HDTV"), video monitoring and other interactive services. However, we could encounter certain difficulties in the process of installing fiber-optic equipment in the subscribers' apartments due to the necessity of conducting adjustment works which could result in fractional subscriber churn.

        MGTS invested approximately RUB 1.5 billion in 2010, RUB 1.328 billion in 2011, RUB 9.232 billion in 2012 and RUB 13.547 billion in 2013 to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our intellectual property rights are costly and difficult to protect.

        We regard our copyrights, trademarks, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Nonetheless, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged with protecting intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. For example, in Russia, legislation in the area of copyrights, trademarks and other types of intellectual property was significantly changed in 2008, and Russian courts have limited experience in applying and interpreting the new laws.

        A special court for intellectual property began operating in July 2013 as a new body in the system of Arbitrazh court for dealing with cases relating to protection of intellectual property. It is too early to say how it will influence the quality of protection of intellectual property rights in Russia.

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

        In August 2012, we received a claim on behalf of MTS LLC (Simferopol, Ukraine) regarding the invalidation of international registrations of our four trademarks within the territory of Ukraine (the word "MTS" written in Russian and English both in color and black and white). The decision of Kiev City Commercial Court dated July 16, 2013, refused all claims of MTS LLC. Subsequently, MTS LLC filed an appeal of the court decision which was ultimately refused by the Kiev Appellate Commercial court on December 2, 2013. Our inability to protect our rights to these trademarks could have a material adverse effect on our business and results of operations.

We are in the process of transferring to a new billing system and optimizing our information technology infrastructure, which could have a material adverse effect on our business and results of operations in the short term.

        We have completed implementation of a new billing system in Russia and Belarus. We have also completed the transfer of our individual subscribers in Ukraine to a new billing system and commenced transferring B2B-subscribers to the new system. We may face difficulties and delays in implementing the new billing system in newly acquired companies. In Ukraine it is still necessary for us to run both the old and new billing systems simultaneously during the transition period, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. In addition, the introduction of new services by our subsidiaries, including pay-TV services, may result in increased complexity and prolong the duration of the upgrade of our billing system. These factors may increase our operational risks and expenses and inconvenience subscribers in the short term. In addition, we are also currently optimizing our information technology infrastructure, which may result in temporary technical disruptions. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If leaks of confidential information, including information relating to our subscribers, occur it may negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Although we make efforts to protect confidential information, breaches of security and leaks of confidential information, including information relating to our subscribers, may negatively impact our reputation and our brand image and result in a loss of market share or otherwise have a material adverse effect on our business, financial condition and results of operations. For example, in January 2003, part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. In addition, in May 2003, certain subscriber databases of several operators in the North-West Region, including those of us, MegaFon, Delta Telecom and two other operators, were stolen. In each case, the stolen databases were thereafter available for sale in Russia. Despite the measures taken, we cannot completely exclude the possibility of such incidents in the future. See also "—Legal Risks and Uncertainties—Our failure to comply with new personal data protection laws and with the regulations of state authorities regarding information security in the telecommunications networks in Russia may have a material adverse effect on our business, financial condition and results of operations."

Alleged medical risks of cellular technology may subject us to negative publicity or litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us or our subsidiaries by reducing subscriber growth, reducing usage per subscriber, increasing the number of product liability lawsuits, increasing the difficulty in obtaining or maintaining sites for base stations and/or reducing the financing available to the wireless communications industry. Each of these potential circumstances may adversely affect our business, financial condition, results of operations and prospects.

        Under the draft law on "Defending against negative electromagnetic emissions from base stations of mobile network" which was proposed in Ukraine in December 2013, a mobile phone base station is classified as a potentially hazardous object. The installation of base stations would need to be made taking into account an environmental impact assessment at the expense of operators and a base station's operations could be terminated if a hazardous effect on health was established. If this draft law is adopted in the future it may lead to an increase in the costs of deploying base stations and increase the maintenance costs of MTS Ukraine.

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

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. For example, in 2008, we extended a short-term loan to Closed Joint Stock Company "Beta Link," or Beta Link, mobile handset retailer and MTS dealer, for $28.2 million (RUB 700.9 million). Beta Link subsequently filed for bankruptcy in March 2009, and we believe it is unlikely that we will be able to recover the loan amount or accounts receivable due from Beta Link.

        At the end of 2011, inflation in Belarus increased by 108.7% followed by the local currency depreciation which resulted in a decline of purchasing power. At the end of 2012 and 2013, inflation amounted to 21.8% and 16.5%, correspondingly.

        In addition, Belarus is undergoing a balance of payments crisis which resulted from large government-mandated lending by local banks, rapid growth of public sector wages and pensions, and loose monetary policy. Furthermore, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011 and continues to exceed 100 percent, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. See Note 2 to our audited consolidated financial statements. It is possible that the use of administrative methods by the Belarusian government to regulate the currency and consumer markets may lead to an aggravation of the crisis. As a result, our business, financial condition and results of operations could be materially adversely affected. See also "—Inflation could increase our costs and adversely affect our results of operations."

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

        The downturn in the global financial markets has also caused some companies to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation or repetition of this downturn and resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2013, our consolidated total debt, including capital lease obligations, was RUB 219,148 million. Our interest expense for the year ended December 31, 2013 was RUB 15,498 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. Furthermore, as of December 31, 2013, approximately 16.1% of the debt we have incurred is at floating rates of interest linked to indices, such as LIBOR and EURIBOR, and we have hedged the interest rate risk with respect to approximately 73.1% of our floating interest rate debt. As a result, our interest payment costs can increase if such indices rise.

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

        Over the past two decades, the ruble has fluctuated, at times substantially over short periods of time, against the U.S. dollar. In particular, it significantly depreciated against the U.S. dollar in 2008-2009 as a result of the ongoing global financial downturn and in 2014 as well. For example, on December 31, 2008, the official exchange rate published by the Central Bank of Russia ("CBR") was 29.38 rubles per one U.S. dollar, as compared to 24.55 rubles per one U.S. dollar on December 31, 2007. The ruble continued to depreciate against the U.S. dollar reaching 30.37 rubles per one U.S. dollar on December 31, 2012. As of December 31, 2013 the exchange rate was 32.73 rubles per one U.S. dollar whereas on April 15, 2014 it increased to 35.99 rubles per one U.S. dollar.

        The ruble has also depreciated against the euro. On December 31, 2012, the official exchange rate was 40.23 rubles per one euro, as compared to 41.67 rubles per one euro on December 31, 2011. As of December, 31, 2013 the exchange rate was 44.97 rubles per one euro whereas on April 15, 2014 it increased to 49.82 rubles per one euro. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        Currently, the Russian foreign currency market is regulated by legislation, which is aimed at liberalization of currency regulation and lowering of administrative barriers. This legislation provides a general framework and a set of rules, within which both the Russian government and the CBR are authorized to propose various regulations, which result in uncertainty for us in carrying out importation of equipment. The CBR from time to time has imposed various currency-trading restrictions in attempts to support the ruble. However, from 2015, the CBR is planning to let the ruble rate to float freely and intervene only by using its available foreign currency reserves in extreme cases only. The stability of the ruble will depend on many political and economic factors. These include the ability of the government to finance the state budget without recourse to monetary emissions, to control the level of interest rates and inflation. Furthermore, changes in foreign currency regulation may affect our ability to fund payments denominated in foreign currency and result in us entering into supplementary agreements with our foreign counterparts.

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

Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies.

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. At the same time if the Russian ruble and local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the sale of hard currency in particular CIS countries (for example, Belarus) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that country. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukrainian hryvnia experienced significant volatility over the last quarter of 2008 and in 2009, with the official exchange rate falling from 4.86 hryvnias per one U.S. dollar as of October 1, 2008 to 7.70 hryvnias and 7.97 hryvnias per one U.S. dollar as of December 31, 2008, and 2009, respectively. The official exchange rate stabilized in the last three years and was 7.99 hryvnias per U.S. dollar as of each of December 31, 2011 and 2012. During this period the exchange rate was supported actively by currency interventions of the National Bank. Since then, Ukraine's continued economic crisis combined with political unrest and events in Crimea has led to the weakening of the hryvnia, with it rising from 7.99 hryvnias per U.S. Dollar on December 31, 2013 to a high of 12.39 hryvnias per U.S. dollar on April 15, 2014—reflecting capital outflow in response to international ratings agencies' downgrade of Ukraine's sovereign rating and to the continuing political instability in Ukraine. In February 2014, Standard & Poor's lowered Ukrainian long-term sovereign credit rating to CCC with a negative outlook. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble experienced significant volatility in 2011, with the official exchange rate falling from 3,000 rubles per one U.S. dollar as of January 1, 2011 to 4,970 rubles per one U.S. dollar as of June 1, 2011 and to 8,570 rubles per one U.S. dollar as of December 31, 2012. On May 23, 2011, the National Bank of the Republic of Belarus announced the significant devaluation of the Belarusian ruble against major foreign currencies to stabilize the situation on the foreign currency exchange market. As of April 15, 2014 the official exchange rate of the Belarusian ruble amounted 9,930 Belarusian rubles per one U.S. dollar.

        Furthermore, the three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011 and continues to exceed 100 percent, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. The continued devaluation of the Belarusian ruble and the highly inflationary economy may adversely affect our revenues from this market. See also "—Inflation could increase our costs and adversely affect our results of operations," "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" and Note 2 to our audited consolidated financial statements.

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for our mobile and fixed line networks. We spent RUB 72,802 million in 2011, RUB 87,783 million in 2012 and RUB 81,575 million in 2013, for the fulfillment of our capital spending plans. In addition, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        On March 21, 2014 the United States and European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions which were considered to have contributed to the situation in Ukraine and Crimea. Sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 6.6% and 6.5% in Russia in 2012 and 2013, respectively. In Ukraine, deflation amounted to 0.2% in 2012, as compared to inflation of 0.5% in 2013, according to the State Statistics Committee of Ukraine (calculated on a December to December basis). Inflation in 2014 is expected to be in the range of 12-14% due to currency devaluation and significant increases in utility tariffs. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, media inflation in Russia continues to be very high and shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

        The three-year cumulative inflation rate for Belarus exceeded 100 percent as of September 30, 2011 and continues to exceed 100 percent, thereby meeting the quantitative requirement under U.S. GAAP for its economy to be considered highly inflationary, and we have accordingly accounted for this in our financial statements. See Note 2 to our audited consolidated financial statements. Since most of our revenues in Belarus are denominated in local currency, the devaluation has resulted in lower revenues in Russian ruble terms. Additionally, since a significant portion of our operating costs are denominated or tied to foreign currency, the devaluation and high inflation have also resulted in higher operating costs in comparison to revenues. Accordingly, the devaluation and the highly inflationary economy in Belarus may materially adversely affect our revenues and results of operations in that country. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

If Apple Sales International lodges a claim against us as a result of our failure to fulfill our iPhone handset purchase commitment, this could have a material adverse effect on our financial condition and results of operations.

        In 2008, we entered into an unconditional purchase agreement with Apple Sales International to buy certain quantities of iPhone handsets at list prices at the dates of the respective purchases for the three year period. The purchase agreement terminated on September 30, 2012. Pursuant to the agreement, we were also to incur certain iPhone promotional costs. We did not fulfill our total purchase installment contemplated by the agreement. As a result of not having fulfilled our required purchase commitments under our agreement with Apple Sales International, it is possible that Apple Sales International may bring a claim against us, which could have a material adverse effect on our financial condition and results of operations. A reasonable estimate of any potential loss with respect to the remotely possible claim cannot be made.

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

        In addition, Sistema, which owns 51.46% of our total charter capital (53.47% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy. The inability to implement our business strategy may have a material adverse effect on our financial condition and results of operations.

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

        While the economies of Russia and the other CIS countries where we operate have experienced positive trends in recent years, there has been a slowdown in the growth of gross domestic product in Russia. In 2013 the growth of GDP was 1.3% in comparison with 3.4% in 2012 according to Federal State Statistics service. A financial downturn, as well as any future economic downturns or slowturns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenues and negatively affect our liquidity and ability to obtain debt financing, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

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

        In recent years, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the CBR requirements. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. In December 2008, Standard & Poor's lowered Russia's long-term sovereign credit rating to BBB and maintained its negative outlook (as well as Fitch Ratings), citing the "rapid depletion" of Russia's financial reserves. In December 2009, Standard & Poor's changed its outlook on Russia's long-term sovereign credit rating to stable and the same was done by Fitch Ratings in January, 2010. In March 2014 both Standard & Poor's and Fitch Ratings revised the outlook from stable to negative and affirmed the Issuer Default Ratings (IDRs) at BBB. The revision reflects the potential impact of sanctions on Russia's economy and business environment caused by the referendum held in Crimea on March 16, 2014 in favor of joining the Russian Federation and consequent developments in the region. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. Beginning from November 2014, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

Political and Social Risks

Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        Since 1991, Russia has sought to transform from a one-party state with a centrally planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Furthermore, recent parliamentary elections held in December 2011 and presidential elections held in March 2012 led to some political demonstrations in a few Russian cities. New protests may occur in the future. Other countries where we operate may pose similar challenges. For example, mass protests and armed conflicts in Ukraine from November 2013 as well as the referendum in Crimea in favor of joining the Russian Federation and consequent developments in the region contribute to political tension and uncertainty in Ukraine, see also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations." Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

Potential conflict between central and regional authorities could create an uncertain operating environment hindering our long-term planning ability.

        The Russian Federation is a federation of sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities could result in the enactment of conflicting legislation at various levels and may lead to political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

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

        In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the conference of the representatives of the regional authorities in eastern Ukraine decided to conduct a referendum on creating an autonomous region, separate from Ukraine. Later the regional authorities ultimately backed down from this intention, and tensions in Ukraine subsided. See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        Relations between Russia and certain other former Soviet republics are or have in the past been strained. For example, in August 2008, an armed conflict erupted between Russia and Georgia over the self-appointed republics South Ossetia and Abkhazia, culminating in Russia's recognition of their independence from Georgia. The political and economic relationships between Ukraine and Russia have also been strained in recent years, culminating in the current geopolitical crisis with respect to Crimea. If disputes with Ukraine were to disrupt or reduce the flow of Russia's trade with Ukraine, the Ukrainian economy could be materially adversely affected which in turn could have a material adverse effect on our operations in Ukraine and, consequently, on our financial condition, results of operations and prospects. See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The conflicts between Russia and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets. For example, during the course of March 2014, a number of Russian, Ukrainian and Crimean governmental officials and individuals (including representatives of the Russian Parliament), several Russian businessmen and a Russian bank were designated as "Specially Designated Persons" by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") pursuant to three executive orders signed by the President of the United States. The first and second executive orders (Nos. 13660 and 13661) targeted former Ukrainian officials and current Russian Federation officials, as well as persons who operate in the arms or related sectors in the Russian Federation. The third executive order (No. 13662) significantly expanded the scope of the prior two executive orders by providing OFAC the authority to block the property of designated persons who operate in certain sectors of Russia's economy, including financial services, energy, metals and mining, engineering, defense and related sectors, although no such persons have been designated as a Specially Designated Person pursuant to this third, and much more expansive, order. The Council of the EU introduced a similar list of persons that are subject to EU sanctions with the exception of Russian businessmen and the Russian bank.

        There is still significant uncertainty regarding the extent or timing of any further political or economic sanctions, or the ultimate impact of the Ukrainian crisis on Russia's relationship with Ukraine, the United States or the European Union. Any further sanctions may have a negative effect on the Russian economy, the financial condition of our partners and suppliers, our ability to conduct trade and financial transactions, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares and ADSs. Any of the foregoing circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

        See also "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" and "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations.

        Economic crisis, deterioration of key aspects of the economy and the lack of investment social infrastructure, has, amongst other things, led to the instability of the political situation in Ukraine where we have significant operations. Furthermore, the refusal of the Ukrainian Government to enter into an association agreement with the European Union in November, 2013 incited mass protests in Kiev and other regions of the country. These protests caused, amongst other things, a downgrade of Ukraine's international ratings and significant depreciation of the national currency, see "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        On January 28, 2014, the Ukrainian government resigned and a new government was formed and on March 16, 2014, a referendum in favor of joining the Russian Federation was held in Crimea. These events have resulted in heightened tensions between Ukraine and the Russian Federation and have created legal uncertainties in the affected regions which may impact our business. Furthermore, should tensions between the Russian Federation and Ukraine continue or increase, or should the economic and political situation in Ukraine become further destabilized, our business interests in Ukraine, Crimea and other impacted regions may be adversely affected or targeted.

        The continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on our business in Ukraine, our financial condition and reputation. See also "—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

        The political and economic changes in recent years in the countries where we operate have resulted in significant dislocations of authority. The local and international press have reported the existence of significant organized criminal activity, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        A decrease in the price of oil, as well as increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenues, materially adversely affecting our operations. See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

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

        Each of the countries we operate in is still developing the legal framework required to support a market economy. The following risk factors relating to these legal systems create uncertainty with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

  •
  inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;

  •
  the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

  •
  the relative inexperience of judges and courts in interpreting certain aspects of legislation;

  •
  the lack of an independent judiciary;

  •
  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

  •
  poorly developed bankruptcy and liquidation procedures and court practice that create possibilities of abuse.

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

The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations.

        If we are unable to protect our business entities in the countries in which we operate from the withdrawal or suspension or regulatory scrutiny, this may adversely affect our business, financial condition and results of operations. For example, in June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. On July 17, 2012 Uzdunrobita suspended its services in Uzbekistan upon receipt of an order from the State Agency for Communications and Information of Uzbekistan ("SACI") on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days; this suspension was subsequently extended to three months.

        On August 6-7, 2012, fourteen regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately $80.0 million (RUB 2,558 million). This amount was subsequently reduced by the superior antimonopoly regulator to $13.0 million (RUB 416 million) in aggregate. The disputes with the antimonopoly authorities were dismissed further to payments made by Uzdunrobita under the Appeal Decision (as defined below).

        On August 13, 2012, the Tashkent Economic Court granted a petition filed by the SACI to terminate all operating licenses of Uzdunrobita. This decision was subsequently upheld by the appellate and cassation courts on August 27, 2012 and April 4, 2013, respectively.

        Notwithstanding the fact that a tax audit of Uzdunrobita's operations for the period of 2007-2010 had been completed in February 2012 and had not revealed any serious violations, Uzdunrobita was assessed pursuant to subsequent additional tax audits into alleged licensing regulation violations, income and other taxes to be liable for approximately $900.0 million (RUB 28,776 million). This amount was subsequently reduced to $669.0 million (RUB 21,390 million) in aggregate. All tax disputes are now closed.

        During September-October 2012, $6.4 million (RUB 201 million) from Uzdunrobita's bank accounts were withdrawn by the Uzbek state tax authorities to settle its alleged liabilities under these claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling to confiscate all assets of Uzdunrobita in connection with a criminal court judgment against four employees of Uzdunrobita. Previously, Uzbek law enforcement bodies arrested all of Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate division of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the decision of the Tashkent City Criminal Court dated September 17, 2012 and determined that the total amount of damages incurred by the state was to be compensated by Uzdunrobita. This amount of damages was calculated and determined on the basis of all the aforementioned claims against Uzdunrobita and amounted to $587 million (RUB 18,375 million) payable in equal installments over eight months (the "Appeal Decision").

        In accordance with the applicable Uzbek laws, Uzdunrobita petitioned the Deputy General Prosecutor to appeal the Appeal Decision in the Supreme Court of Uzbekistan and grant a stay to enforce the Appeal Decision. However, such petitions were rejected by the General Prosecutor's Office on January 8, 2013.

        Further to such rejection, Uzdunrobita immediately filed similar requests to the Chairman of the Supreme Court of Uzbekistan. However, on January 23, 2013, Uzdunrobita was notified that the matter had been submitted by the Supreme Court for consideration by the Chairman of the Tashkent City

Court. On May 2, 2013, the Chairman of the Tashkent City Court rejected Uzdunrobita's petition. In order to comply with the Appeal Decision, Uzdunrobita then paid two scheduled installments in November and December 2012 totaling $147.5 million (RUB 4,583.4 million). On January 14, 2013, further to its partial payment of the third installment due in January 2013 totaling $15.9 million (RUB 481 million) and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations pursuant the Appeal Decision. The court initiated bankruptcy proceedings and appointed an external temporary supervisor over Uzdunrobita with the further bankruptcy hearing took place on April 22, 2013.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a six month liquidation period which, following its extension, we currently believe to be still in place. In accordance with the terms of local liquidation procedures, Uzdunrobita's CEO was relieved from his duties and all oversight and governance over Uzdubrobita was transferred to the liquidation administrator. As a result, the Group had lost control over its subsidiary and deconsolidated Uzdunrobita.

        During July 1-31, 2013, two rounds of auctions were set and held in relation to the sale of assets of Uzdunrobita and all of its branches. All auctions were recognized as having failed due to the absence of any applications by any interested bidders.

        As far as we understand, Uzdunrobita's (including its branches') assets have been transferred to the balances of municipal bodies of Uzbekistan under the supervision of employees from Uztelecom, the national telecom operator.

        We believe that the claims of the Uzbek state authorities against Uzdunrobita and which resulted in the initiation of its bankruptcy are unfounded. The Group reserves all of its rights to pursue all available legal options in Uzbekistan and internationally to defend its legal rights and protect its investments and to fully recover damages or obtain other relief including from any party involved in depriving MTS of its business and assets in Uzbekistan.

        We filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes (ICSID), part of the World Bank Group, in Washington, D.C. which was registered on November 15, 2012. The tribunal was formed on August 29, 2013 and the first procedural hearings took place in November 2013. See also "Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs" and "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

The inability of MTS Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

        In December 2010, the Group suspended its operations in Turkmenistan following notification by the Ministry of Communications of Turkmenistan of a decision to suspend licenses held by BCTI, the Group's wholly-owned subsidiary in Turkmenistan, for a period of one month starting from December 21, 2010. On January 21, 2011, the period of license suspension expired, however, permission to resume operations was not granted.

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

        We initiated a number of proceedings against Turkmenistan government authorities and state-owned telecom operators to defend our legal rights. At this time, we were also negotiating to settle the disputes on an amicable basis. On May 24, 2012 we concluded an agreement with the state-owned telecom operator Turkmentelekom relating to our terms of operations in Turkmenistan which resulted from negotiations between the Turkmenistan government and ministries. The agreement has a five year term and can be extended for next five years provided certain terms and conditions are satisfied. Under this agreement we are obliged to pay Turkmentelekom a monthly amount calculated as 30% of our net profit in Turkmenistan based on accounting rules of Turkmenistan. We also received GSM and 3G licenses for a term of three years (with possibility of prolongation), signed several agreements with the state-owned telecom operators regarding the cooperation upon infrastructure that allows us to restart the network and started to provide services to subscribers.

        On July 25, 2012, we, our subsidiary BCTI, the republic of Turkmenistan, the Ministry of Communications of Turkmenistan, the state-owned company Turkmentelecom and mobile operator Altyn Asyr signed a settlement agreement (including the dismissal of all international lawsuits) concerning the suspension of our operations in Turkmenistan in December 2010.

        In August 2012, we restarted our mobile communication network in Turkmenistan and resumed providing services for subscribers who had not canceled their contracts. Since October 1, 2012 we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers.

Russian and Ukrainian companies can be forced into liquidation on the basis of formal non-compliance with certain legal requirements.

        Certain provisions of Russian law may allow government authorities to seek a court order for the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation.

        For example, under Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company's creditors will have the right to accelerate their claims or demand early performance of the company's obligations as well as demand compensation of any damages.

        The existence of negative assets may not accurately reflect the actual ability to pay debts as they fall due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they fall due, is not otherwise adversely affected by such negative net assets. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to fully comply with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, and file damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets.

Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

        The amount of net assets in accordance with the local accounting standards of some of our subsidiaries is negative. Although these subsidiaries continue to meet all of their obligations to creditors, there is a minimal risk of their liquidation while the net assets remain below the minimum legal requirements.

        There have also been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used as a basis to seek the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences for our group. Ukrainian law also contains provisions similar to Russian law, whereby a company's failure to comply with certain legal requirements concerning its formation, net assets or operation may be grounds for its liquidation.

Insufficient adherence to the independence and competitiveness of the judicial process, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or holders of our securities from obtaining effective redress in a court proceeding.

        The judicial bodies in the countries where we operate are not always completely independent or immune from economic and political influences, and are often understaffed and underfunded. Judges and courts are often inexperienced in the area of business, corporate and industry (telecommunications) law. Judicial precedents generally have no binding effect on subsequent decisions, and not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems in these countries can also be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in these countries difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies. Furthermore, recognition and enforcement of arbitral awards in countries where we operate is subject to compliance with corresponding rules of civil procedure and applicable laws, and courts in countries where we operate may interpret applicable regulations in a manner which would result in denial of such recognition and enforcement.

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

        In Turkmenistan, we commenced operations in June 2005 through our wholly owned subsidiary, BCTI, and operated under a trilateral agreement by and among the Ministry of Communication of Turkmenistan, BCTI and us. However, when this agreement expired on December 21, 2010, the Ministry of Communication of Turkmenistan refused to prolong the agreement. After several international lawsuits and negotiations regarding adjustments of disputes we restarted our network in Turkmenistan on August 30, 2012 and resumed our operations on October 1, 2012. Similar actions in other countries where we operate could have a material adverse effect on results of our operations. See also "—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

        In addition, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Primarily due to delays in the issuance of permits, approvals and authorizations by regulatory authorities, it is frequently not possible to procure all of the permits for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permits to operate and there can be delays in obtaining the final permits, approvals and authorizations for particular base stations or other communications facilities and other aspects of our networks.

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators' activity for up to 90 days. In some cases of our service provision (for example, those employing GPON technology) power failures in subscribers' households may lead to non-compliance with rules regulating local telephony communication services. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of Russian law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, following our integration with Comstar on April 1, 2011 we have assumed risks of potential claims from subscribers and regulating authorities regarding the former activities of Comstar.

The level of development of corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

        The regulation and supervision of the securities market, financial intermediaries and issuers are less developed in Russia than, for example, in the United States and Western Europe. Securities laws, including those relating to corporate governance, insider trading, disclosure and reporting requirements, are relatively new, while other laws concerning anti-fraud and directors' and officers' liabilities remain underdeveloped. The Russian securities market is regulated by the CBR and FAS where the latter oversees anti-monopoly matters and advertisement relating to securities.

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

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder in the future may not operate us and our subsidiaries for the benefit of minority shareholders, and this could have a material adverse effect on the value of our shares and ADSs.

        While the Federal Law on Joint Stock Companies of December 26, 1995, (the "Joint Stock Companies Law") provides that shareholders owning not less than 1% of the company's stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or is Management Board and certain other officials, minority shareholders may have difficulties with proving such damages with the court and as a consequence may be denied their claims by the court. In 2009, new legislation was adopted which contemplates class action litigation. However, since the legislation is relatively new, Russian courts are not experienced in resolving such disputes and do not have a clear and consistent approach in regards to class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights

  •
  decisions on delisting shares or convertible securities of the company from a stock exchange.

        For example, from 2004 through March 31, 2013, we merged over 45 of our wholly owned subsidiaries into MTS. Following the approval of the first of the series of mergers we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles ($446.3 million as of the date of repurchase). Also, on March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($67,000 as of the date of repurchase). In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of ssued share capital were repurchased for RUB 4.8 billion ($161.3 million as of the date of repurchase). Also as a part of our reorganization during 2013 a total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million (approximately $650,000 as of March 31, 2013).

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

Regulatory changes in Russia, including the reduction of settlement rate, the mobile number portability principle and others may have a material adverse effect on our financial condition and results of operations.

        Following an amendment to the Federal Law on Communications, which became effective July 1, 2006, fixed line operators began charging their subscribers for calls to mobile phone users and started to transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the "settlement rate." The Ministry of Communications and Mass Media is considering altering the approach to inter-carrier settlements in Russia and the subsequent lowering of the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins. In September 2013, a commission on telecommunications with the Government of Russia supported the proposal of the Ministry of Communications and Mass Media to simplify the process of traffic transmission within one sub-federal region. The Ministry of Communications and Mass Media is expected to present certain suggestions to the government in the second quarter of 2014. The exact changes to the current regulations may be significant, including the regulation of interconnect leading to operators' inability to determine the autonomous pricing of interconnect rates.

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

        The adoption of the law regarding the ability of a subscriber to retain the telephone number after switching from one operator of mobile communications to another (mobile number portability ("MNP") may lead to intensification of competition and an increase in our costs. This law was signed by the President of the Russian Federation on December 25, 2012 and came into legal force on December 1, 2013. To enable subscribers to use MNP, a certain number of regulatory legal acts were passed. Moreover, the introduction of MNP would impose additional costs on the operators of mobile communications due to the necessity of implementing several complex and resource-intensive actions involving organizational and technical infrastructure, the requirement to improve the software of telecommunication facilities, and change certain business processes. The costs could also further increase in instances where subscribers, including corporate clients, switch to another mobile communications operator before finalizing the settlement for services, including international roaming and other high value services, with us.

        There are various difficulties that we face in implementing MNP principle including difficulties in applying established customer practices. The implementation of the MNP principle may therefore lead to the interference of antimonopoly authorities and legal actions. For example, MegaFon filed a claim against us after winning a contract on rendering services to the members of the Council of the Federation. The claim is under consideration of FAS. The first meeting was held on April 7, 2014 and the forthcoming is scheduled on April 24, 2014.

        From March 1, 2014, if an operator fails to pass a subscriber's number to another operator it will be obliged to render the services free of charge. The duration of any free of charge services will start from the planned date of passing the number until the effective date of the transfer. This initiative came into force on March 1, 2014 and placed additional responsibility on the operators whilst exposing operators to the risk that certain subscribers may seek to improperly take advantage of this system by engineering delays in the MNP process. Starting from April 8, 2014, the operators are obliged to pass a subscriber's number to another operator no later than the eighth day from the individual subscriber's application date and on the twenty ninth day in case the subscriber is a legal entity, unless otherwise indicated in the subscriber's application.

        The new version of the Federal Law on Information, Information Technologies and Information Security may classify our information systems as critically important, which would involve the need to comply with additional information security requirements and could lead to considerable modernization costs. There is also a possible necessity of replacing foreign information security products with locally developed substitutes.

        Moreover, recently a draft law regulating the equipment used in telecommunications network was introduced for consideration by the State Duma of the Russian Federation. This draft law would require us to use telecommunications equipment produced by Russian companies (i.e. those which are tax residents of the Russian Federation). The software in such equipment should have open source code. The draft law permits the use of foreign equipment in case there is no similar equipment produced by Russian companies. It is not yet clear how the restrictions can be applied since there are no Russian producers of much of this equipment. If this draft law is adopted, we could encounter severe difficulties in our operations.

        The draft version of the Rules of rendering the telephone communications services which was set for discussion on March 12, 2014, includes several amendments. These include an obligation for operators to inform the subscribers of any changes in tariff plans via sms, the inability of operators to charge subscribers for switching to another tariff plan as well as the possibility of subscribers to demand back the advance payments made without termination of contract. In case the draft version of the Rules is adopted it could materially adversely affect our revenues.

        Currently the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of spheres including basic principles of civil law, securities, property, legal entities, transactions and their invalidation, security and a number of others. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

        Russian companies are obliged to pay various and significant taxes including income tax, VAT, real estate tax, excise tax, payroll tax and others. Along with tax liabilities there are different obligatory non-tax payments. These include payments into Universal Service Fund, which currently amounts to 1.2% of our annual revenue on telecommunications services. Furthermore, potential regulatory changes that may be enacted in the future, such as the introduction of new rules regulating MVNOs, new rules concerning our pricing policy and others, could weaken our competitive position in the mobile telecommunications market. Changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may as a result, materially adversely affect our financial condition and results of operations.

The failure of our subsidiaries that are subject to regulations as natural monopolies to comply with the requirements of the Federal Law No. 223 "On Procurement Process", inter alia, in case of collective tendering can lead to penalties on our subsidiaries.

        One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. Another our subsidiary, Comstar-regions, operating in Khanty-Mansiysk Autonomous District is also categorized as a natural monopoly in the public telecommunications market of this Region. According to the Federal Law No.223 "On Procurement Process" which came into legal force on July, 18, 2011 with recent amendments dated December 28, 2013, natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to penalties.

Our failure to comply with new personal data protection laws and with the regulations of state authorities regarding information security in the telecommunications networks in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The Federal Law on Personal Data and certain regulations enacted thereunder require our information storage, processing and protection practices to be in compliance with the statutory standards, effective as of July 1, 2011. Additionally, various amendments to the current regulatory regime have been proposed by the State Duma, the Council of the Federation, the Ministry of Communications and Mass Media, the Federal Service for Supervision in the Area of Communications and Mass Media, the Federal Service for Technical and Export Control, and the Federal Security Service, in order to increase regulatory oversight over data protection.

        As a result of these and other changes in personal data protection regulations, we are faced with significant technical, financial and managerial undertakings. For example, we are required to treat subscribers' personal data with the level of protection afforded to state secrets, obtain state certification of our installed information protection facilities from the Federal Service for Technical and Export Control and the Federal Security Service. We are also now directly liable for the actions of third parties to whom we forward personal data for processing. Moreover, we must now make public our data protection policies, which currently constitute a trade secret, and which may increase the risk of data protection violations if revealed. Furthermore, the modernization of our information protection systems and the optimization and reengineering of our personal data processing systems will require us to incur significant expenses. At the same time, the new regulations established by the Russian government on November 1, 2012 introduced onerous data protection requirements around data processing within the informational systems (for example, to ensure that our system and application software of foreign origin do not have any undeclared capabilities). If the resources required to develop and implement data protection systems meeting the new standards are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

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

        In addition, the Ukrainian Law on Telecommunications may require, among other things, companies declared to have dominant position or SMP on the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. On June 24, 2010, MTS Ukraine (among other mobile operators) was found to have a dominant position on the interconnect market by the AMC. In 2012, there have been changes in legislation affecting telecommunications providers including: the Rules on Telecommunication Services making the operators responsible for the actions of content-providers, a law on state lotteries prohibiting all lotteries in Ukraine excluding those of state status and a law on telecommunications prohibiting serving new subscribers unless they provide a passport as identity confirmation.

        In November 2012, NCCIR issued the statements regarding MNP, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July, 5, 2013 with the beginning of switching to other operators from December, 20, 2013. However, on December, 30, 2013 a resolution that postponed the beginning of service provision to July, 2014 came to legal force. The approval of MNP services may lead to an increase in our costs caused by the necessity of infrastructure improvement and also lead to the intensification of competition.

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

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers which are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated tax paying group, the law also limits certain transactions within the group (e.g. corporate restructurings). We are now considering creating a consolidated taxpaying group of taxpayers in 2015.

        In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. Recent amendments to the Tax code effective from January 2014, have introduced a new increased withholding tax rate of 30% for dividends to be applied where particular information have not been provided to the custodian regarding the holders of securities held in a foreign nominee holder, foreign authorized holder or depositary program custody accounts. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability for the onward dividend, although not against any withholding made on a distribution to a foreign company. The above changes and potential difficulties they create related to tax reimbursement and reduced rate application may affect the investment prospects of the Russian companies.

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

        Based on the results of their audit in August 2012, the tax authorities of Uzbekistan assessed $669 million (RUB 21,390 million) in additional taxes, penalties and fines payable by Uzdunrobita. Afterwards all tax disputes were closed, and the total amount of damages incurred by the state was calculated on the basis of all claims against Uzdunrobita which amounted to $587 million (RUB 18,375 million). After paying two scheduled installments totaling $147.5 million (RUB 4,583.4 million) and making partial payment of the third installment amounting totaling $15.9 million (RUB 481 million) and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations. As of the date of this document, we have no official documents indicating the end of liquidation procedure. However, bankruptcy proceedings in respect of 9 out of 15 branches were completed by the end of 2013. See also "—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations," and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

Russian anti-offshore policy may have adverse impact on our business, financial condition and results of operations

        The President of the Russian Federation in his speech to the Federal Assembly of the Russian Federation on December 12, 2013 made certain proposals concerning deoffshorization of the Russian economy. The Russian Federation like a number of other countries in the world is actively involved in a discussion of measures against tax evasion by the use of low tax jurisdictions as well as aggressive tax planning structures. Initiatives such as the incorporation into Russian law of the concept of beneficial ownership, tax residency of legal entities, definition of offshore companies, "controlled foreign companies" rules, conclusion of multilateral agreements for exchange of information between tax authorities of different countries have already been raised by the Government in the Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016.

        The Deputy Finance Minister has declared that in the near future the Government will submit to the Russian State Duma the draft law on ratification of the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions.

        No assurance can currently be given as to whether and when the above legislative initiatives and proposals will be enacted (if at all), their exact nature, their potential interpretation by the Russian tax authorities and the possible impact on our counterparties which may be registered in off-shore jurisdictions. In case the impact of legislative initiatives is significant for some of our counterparties it may lead to potential influence on our results of operations.

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

        The changes introduced into the new Tax Code of the Ukraine during 2012 created a duty to pay advance installments on tax on profits on a monthly basis and retained the duty to pay advance installments on dividend payments. Before 2013, tax on profits charged for the accounting period was reduced by the amount of advance installments made on dividend payments. In 2013 such reductions were not taken into account and we were obliged to pay the new monthly advance installment on the tax on profits as well as the advance installments on the dividend payments, which increased our tax expenses. However, following a new law issued on July, 31, 2013 it became possible to reduce the tax on profits by the amount of advance installments on dividend payments but commencing March, 1, 2014 when the 2013 tax return is filed.

        On March 27, 2014, the Act on Finance Crisis Prevention was passed in Ukraine. Several provisions in the Tax Code have been changed by the act which may affect our business in Ukraine, in particular, doubling of the fees for frequency usage, and the introduction of a 0.5% tax rate applying to foreign currency purchases.

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

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, they could have a material adverse impact on our business, financial condition and results of operations. Adoption of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities. In addition to the usual tax risks and tax burden imposed on Russian taxpayers, the uncertainties of the new transfer pricing rules complicate tax planning and related business decisions. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules. Uncertainty of the new rules may also require us to expend significant additional time and material resources for implementation of our internal compliance procedures. Tax authorities could impose additional tax liability as well as penalties on the underpaid tax in case the prices or profitability are outside the market range and if the required transfer pricing documentation has not been prepared, which could have a material adverse effect on our results of operations and financial condition.

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

        In addition, starting from January 1, 2013, telecommunications operators are required to enter into agreements with owners of the roads whose public access areas host telecommunication equipment. These agreements have to contain certain provisions prescribed by the Russian Ministry for Transportation and the Russian Ministry for Economic Development and Trade. To date, no list of such provisions has been adopted. There is a risk of imbalance in the commercial interests of the operators and road owners in case such list is adopted.

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

Recent Russian legislation requires the disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote.

        Pursuant to recently enacted legislation, depositaries, and as a result, ADS holders, will not be able to vote in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information includes the identity of the holder of the ADSs and the number of shares attributable to each ADS holder. The exact scope of the required disclosure and procedures involved are not fully described in the new legislation, and can be further clarified in regulations to be issued by the CBR.

        Moreover, even if an ADS holder chooses to provide the required information, there may be no assurance that the depositary will be successful in collecting and providing this information to the issuer on a timely basis or at all, since the process of obtaining this information is untested and could be technically complicated. In particular, the ADS ownership chains are typically multi-layered and involve, among others, global clearing systems and institutional participants in such clearing systems. Since similar data collection processes have not been widely used to date, and due to the multitude of parties involved, it is possible that technical or procedural complications will make it difficult to obtain and provide all the necessary information to the issuer on a timely basis, if at all. As a result, in case you fail to disclose your ownership or the disclosed details are not provided by the depositary to us in a timely fashion, you may be unable to vote the ADSs.

        Furthermore, the legislation stipulates that the issuer, CBR, Russian courts and pretrial investigation agencies may request such lists of depositary receipt holders from the holder of depositary program depo account. The holder of depositary program depo account shall take all reasonable measures in order to provide such information. In case of non-compliance with the above requirements, the CBR may suspend, or impose limitations on, transactions with securities held in the relevant accounts of Russian custodians for a period of up to six months. As a result, the shares underlying the ADSs may be blocked and it may be impossible to deposit or withdraw the shares into or from the depositary program. Overall, there is lack of practice and official interpretation in relation to the new rules related to shares underlying ADSs as well as uncertainties with respect to exercise of certain rights attaching to shares underlying ADS holders in view of the new rules which could complicate the exercise of right to, and the ability to derive benefits from, the shares represented by ADSs.

The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. The closing price of our ADSs on the New York Stock Exchange ranged from a low of $18.60 to a high of $54.54 per ADS in 2009, a low of $17.84 to a high of $23.55 per ADS in 2010 and a low of $11.41 to a high of $21.86 per ADS in 2011, and a low of $15.69 to a high of $20.07 per ADS in 2012, in 2013, a low of $17.78 per ADS to a high of $23.78 per ADS. On May 3, 2010, the ADS to ordinary share ratio was changed from five ordinary share for one ADS to two ordinary shares for one ADS.

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

        ADS holders by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken, in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote the shares represented by the ADSs they hold. Because of this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the shares and we cannot assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. ADSs for which the depositary does not receive timely voting instructions will not be voted. We cannot provide any assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

        Amendments to the Federal Law on Securities Market provide for new restrictions in relation to voting of shares represented by ADSs. See also "—Recent Russian legislation requires the disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote."

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

ADS holders may be subject to Russian regulatory restrictions.

        Prior to the amendments to the Russian securities laws introduced in 2011, a depositary bank could be considered the owner of the shares underlying the ADS, and as such could be subject to the mandatory public tender offer rules, anti-monopoly clearance rules, governmental consents or reporting requirements in respect of acquisition of shares and other limitations contemplated by Russian law. The amendments to the Russian securities laws introduced in 2011 provide that a depositary bank is not an owner of underlying shares, and as such, these requirements should apply to ADS holders.

ADS holders may be unable to benefit from the United States—Russia income tax treaty.

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. This tax may potentially be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States—Russia income tax treaty") provided a number of conditions are satisfied. However, the Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. Furthermore, recent amendments to the Tax Code have introduced new rules in relation to dividend payment to holders of ADSs which establish certain requirements to the information to be provided to the custodian acting as the tax agent in order for him to be able to utilize the basic 15% or a reduced 10% withholding tax rate. In the absence of such information the custodian is required to use an increased 30% withholding tax rate. Such information includes at a minimum information regarding the number of securities held in a specific tax jurisdiction. The amendments also provide for a simplified tax refund process with the tax agent available to ADS holders where an increased level of tax was withheld. However, the process of collection of such information and its transfer from the depositary to the custodian as well as the process of the expedited refund are not tested at this point and it is not clear how they will work in practice. In addition to that the same amendments have restricted the possibility of using the 5% reduced rate under the United States—Russia income tax treaty for advance withholding which make it possible to utilise it only by way of later reimbursement with the Russian tax authorities. Further to the above we note that the custodian may be obliged to withhold tax at standard non-treaty rates or at a higher rate when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States—Russia income tax treaty. See also "Item 10. Additional Information—E. Taxation" for additional information.

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

The lack of a developed practice relating to share registration system in Russia and other countries where we operate may result in improper record ownership of our shares, including the shares underlying the ADSs, and other problems connected with the rights attributed to the relevant shares such as dividend payments.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, the central registration system in Russia is under development. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however registrars generally have relatively low levels of capitalization and inadequate insurance coverage.

        On December 7, 2011 amendments to the relevant legislation were adopted, substantially reforming the registration system by introducing the CSD. In the course of this reform of the share keeping system, numerous different depositaries with accounts in the registers of companies are expected to be replaced by a single central depositary, whose primary function would be the custody of shares in all major companies. These changes became effective on January 1, 2012 and are currently being implemented. On November 6, 2012, FSFM officially appointed the National Settlement Depositary as the central depositary. Since the central depositary opened its account in MTS register in March 2013, all the other custodians are restricted from opening their accounts in the register. Currently the central depositary is the only custodian with an account in MTS' register and other custodians hold custodial accounts with the central depositary.

        In addition, certain amendments to the Civil Code entered into force on October 1, 2013 regarding the transfer and restitution of securities that are aimed at protection of rights of security holders.

        It is however unclear how these new provisions will be applied and during the initial stage of development of a central share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the deposit agreement, will not be liable for the unavailability of our shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares.

        In addition on July 6, 2012 a central depositary was introduced in Ukraine. Such central depositary is to hold the shares of all joint stock companies in Ukraine. The methods of dividend payments was also changed: according to the new rules the joint-stock company transfers dividends to the CSD through the operating account at the special processing center in order to enable the central depositary make the onward transfer to the parties eligible to receive dividends. The changes came into force on October 12, 2013 and could affect the timing of dividend payouts.

        See also "—Recent Russian legislation requires the disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote."

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

Item 4.    Information on Our Company

A.  History and Development

        Mobile TeleSystems CJSC ("MTS CJSC") our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Sistema currently owns 51.46% of our share capital (53.46% excluding treasury shares). See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

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

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine for RUB 11,872 million. Since July 2007, we have operated under the MTS brand in Ukraine.

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million (RUB 3,693 million) in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million (RUB 6,481 million) in cash. In May 2006, we started operations under the MTS brand in Uzbekistan. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information ("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. Simultaneously various Uzbek government agencies claimed multiple violations by Uzdunrobita, which having passed through numerous court hearings resulted in heavy penalties which Uzdunrobita has been unable to satisfy. Uzdunrobita has submitted its application initiating self-bankruptcy procedures to relevant Uzbek court. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six month liquidation procedures, which we understand to be still in place following several extensions. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. We are procuring efforts to resolve the dispute under international laws. Please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million (RUB 1,343 million) in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        In September 2007, we acquired an 80% stake in International Cell Holding Ltd., a 100% indirect owner of K-Telecom, the leading wireless operator in Armenia, for €260.0 million (RUB 9,142 million), and entered into a call and put option agreement initially valid until 2012 (and later extended until 2016) for the remaining 20%. K-Telecom operates in the GSM-900/1800 standard, covering the entire territory of Armenia. It historically operated under the VivaCell brand, and was re-branded as VivaCell-MTS in September 2008.

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger of Comstar and MTS, which was completed on April 1, 2011. As a result, Comstar ceased to exist as a separate legal entity and MTS became the legal successor of Comstar in respect of all its rights and obligations.

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

        In April 2013, MTS, through its wholly-owned subsidiary, acquired a 25.095% stake in MTS Bank for 5.09 billion rubles ($163.5 million as of April 3, 2013) through an additional share issuance by the bank. The transaction was concluded in accordance with the terms of an indicative offer between MTS, MTS Bank and Sistema. MTS and MTS Bank have also concluded a profit-sharing agreement pursuant to which MTS and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project, respectively. The MTS Dengi project was recently launched by MTS and MTS Bank and is aimed at providing customers throughout Russia with a variety of payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit.

Capital Expenditures

        We spent in total RUB 81,575 million in 2013 for network development in Russia and the other countries where we operate, which included RUB 67,146 million in cash expenditures on property, plant and equipment, and RUB 14,429 million for the purchase of intangible assets. We expect to spend approximately RUB 90 billion in 2014 for the on-going roll out of Long-Term Evolution ("LTE") networks throughout Russia and enhancements to 3G networks, continued deployment of our Gigabit Passive Optical Network ("GPON") in Moscow and Moscow Region, network improvements and equipment swaps in Ukraine, maintenance capital expenditures in Armenia and build out of 3G networks in Turkmenistan. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2014 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2014 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2013 by country is set forth below. For the first quarter of 2014 and continuing into the second quarter, our principal capital expenditures have related and continue to relate to the build-out of our network and GPON project which we have financed through operating cash flows.

        We spent RUB 6,569 million, RUB 1,937 million and nil in 2011, 2012 and 2013, respectively, for acquisitions of subsidiaries, net of cash acquired.

        On December 23, 2010, an extraordinary general meeting of the MTS' shareholders approved the merger of Comstar-UTS into MTS. We redeemed Comstar-UTS shares held and put by non-controlling interest shareholders within the limit set forth by Russian law at a specified price. The consideration paid to Comstar-UTS shareholders in the first quarter of 2011 totaled RUB 4,786 million.

        In December 2011, we acquired 29% of the ordinary shares of MGTS from Sistema for RUB 10.6 billion. In addition, we assumed debt in the amount of RUB 10.4 billion due and payable by the end of 2011. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Acquisitions" and Note 3 to our audited consolidated financial statements.

Russia

        We spent RUB 70,910 million in 2013 for network development in Russia, including RUB 58,226 million in cash expenditures on property, plant and equipment, and RUB 12,684 million for the purchase of intangible assets.

Ukraine

        We spent RUB 8,840 million in 2013 for network development in Ukraine, including RUB 7,281 million in cash expenditures on property, plant and equipment, and RUB 1,559 million for the purchase of intangible assets.

Turkmenistan

        We spent RUB 732 million in 2013 for network development in Turkmenistan, including RUB 731 million in cash expenditures on property, plant and equipment, and RUB 1 million for the purchase of intangible assets.

Armenia

        We spent RUB 1,092 million in 2013 for network development in Armenia, including RUB 907 million in cash expenditures on property, plant and equipment, and RUB 185 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent RUB 2,350 million in 2013 for network development, including RUB 1,525 million in cash expenditures on property, plant and equipment, and RUB 825 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.  Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M-Consulting, we are the largest provider of mobile cellular communications services in Russia and Armenia and the second largest in Ukraine in terms of mobile subscribers.

        As of December 31, 2013, we had a mobile subscriber base of approximately 102.4 million (approximately 75.3 million in Russia, 22.7 million in Ukraine, 2.4 million in Armenia, and 2.0 million in Turkmenistan), which is an increase of 6,89% compared to December 31, 2012. We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 27% market share as of December 31, 2013, according to Direct INFO. Our revenues for the year ended December 31, 2013, were RUB 398,443 million, an increase of 5.3% from the year ended December 31, 2012. Our net income for the year ended December 31, 2013, was RUB 79,839 million, an increase of 169% from the year ended December 31, 2012.

        Russia is our principal market, both in terms of subscribers and revenues. For each of the three years ended December 31, 2013, 2012 and 2011, approximately 89% of our revenues came from operations in Russia; approximately 10% of our revenues came from operations in Ukraine; and approximately 1% of our revenues came from operations in other countries, respectively.

        As of December 31, 2013, approximately 74% of our mobile subscriber base was in Russia and approximately 22% was in Ukraine. According to AC&M-Consulting, as of December 31, 2013, we had a 31.% and 37% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2009	97.8
2010	103.3
2011	101.1	(2)
2012	95.8	(3)
2013	102.4	(3)

(1)
Excludes MTS Belarus subscribers as its results of operations are not consolidated in our financial statements. We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our Prepaid tariffs) or whose account does not have a negative balance for more than this period.

(2)
Excludes Turkmenistan subscribers.

(3)
Excludes Uzbekistan subscribers.

        In 2012 we ceased to provide mobile cellular communications services in Uzbekistan as all operating licenses of our subsidiary, Uzdunrobita, were withdrawn by the State Agency for Communications and Information of Uzbekistan on August 13, 2012. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the coutries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country for two years. In 2012, our operating license and as a result our operations in Turkmenistan were resumed. Our subscriber base amounted to approximately 2.02 million subscribers as of December 31, 2013. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to AC&M-Consulting, overall mobile cellular penetration in Russia was approximately 170.0% as of December 31, 2013, which is an increase from 161.3% at December 31, 2012. Mobile cellular penetration in Ukraine was approximately 133.1% as of December 31, 2013, which is an increase from 126.1% as of December 31, 2012. According to our estimates, mobile cellular penetration in Armenia was approximately 117.3% as of December 31, 2013, as compared to approximately 118.8% as of December 31, 2012. Mobile penetration in Turkmenistan was approximately 105.4% as of December 31, 2013, which is an increase from 85.9% as of December 31, 2012, according to our estimates.

        Our consolidated mobile subscriber base increased insignificantly in the first two months of 2014. Specifically, according to our estimates at March 1, 2014, we had approximately 103.2 million subscribers, including approximately 75.9 million in Russia, 22.9 million in Ukraine, 2.4 million in Armenia and 2.0 million in Turkmenistan.

        As of December 31, 2013, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 143 million people, throughout the entire territory of Ukraine with a population of approximately 45 million people, throughout the entire territory of Turkmenistan with a population of approximately 5 million people and throughout the entire territory of Armenia with a population of approximately 3 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        MTS Belarus had approximately 5.39 million subscribers and a leading market share of 46.7% at December 31, 2013, according to our estimates. At December 31, 2012, according to our estimates, MTS Belarus had approximately 5.23 million subscribers and a leading market share of 46.9%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 122% at December 31, 2013, according to our estimates.

        In 2011, 2012 and 2013, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our strategy set out in more detail below. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading fixed line services provider in Russia.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our key strategic goal is leadership in all markets of presence, delivering the best-in-the-market telecommunication experience to our subscribers, including high-speed Internet access at home and on the go, cable TV entertainment with access to best content portfolio and top quality mobile and fixed voice services. We are at the forefront of LTE development in Russia and CIS and we are focused on building the fastest and most reliable 4G wireless networks and providing the best service to our customers by bringing access to the connected world.

        In order to achieve our goals in 2014 we are executing on our new "3D" strategy. Our new strategy envisions three areas of focus: Data, Differentiation, Dividends, and as described below, is a key to sustaining our leadership positions. The "3D" strategy expands and develops our strategic priorities and principles that we formulated in 2013.

  •
  Data:  we provide customers with fast and reliable networks to manage their data-driven lifestyles. We always pioneer and bring the best available technology to our subscribers, such as building high-speed 4G LTE networks which allows us to be one step ahead of ever growing demand for data consumption. Our commercial strategies are focused on increasing data penetration. We ensure customers have the best possible connectivity experience at their homes, workplaces and places in between.

  •
  Differentiation:  as a multiservice operator, we leverage our retail network to engage customers with products and services to enhance their digital lives. We have established Moscow as world-class city in terms of connectivity and network access, and anticipate customer needs through a diverse portfolio of products and services to meet a world beyond communications: banking, finance, cloud computing, TV etc.

  •
  Dividends:  we continuously improve the operational efficiency of MTS. We further develop the organizational capabilities of MTS, constantly work on organizational effectiveness, and keep it responsive to market challenges and customer needs. We sustain high levels of business profitability and aim to enhance shareholder returns.

        Implementation of the strategy is subject to a number of risks. See "Item 3. Key Information—D. Risk Factors" for a description of these and other risks we face.

Current Operations

        We are a provider of wireless and fixed line communications services in Russia, Ukraine, Armenia and Turkmenistan. Prior to withdrawal of all operating licenses of Uzdunrobita on August 13, 2012, by the State Agency for Communications and Information of Uzbekistan, we also provided mobile cellular communications services on the entire territory of Uzbekistan. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

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

        As of December 31, 2013, we had bilateral roaming contracts with 751 wireless operators in 227 countries, including 13 regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

• Blackberry	• Call Barring	• Call Waiting
• Call Divert/Forwarding	• SMS	• MMS
• Caller ID Display and anti-Caller ID Display	• Mobile Office	• Melody Ring Tones
• Conference Calling	• Voicemail	• Missed Call Alert
• Wi-Fi	• Mobile banking	• Itemization of Monthly Bills
• Location-Based Service ("LBS")	• Wireless Application Protocol ("WAP")	• Information and Directory Service
• General Packet Radio Service ("GPRS")	• MTS-Connect	• International Access Service
• Intelligent call assistant	• MTS-Tablet	• WEB and WAP portal
• APN remote access point	• SIM-browser	• Real IP
• Fixed Mobile Convergence	• Point-to-point transfer	• Automatic Customer Care System and Customer Care System via the Internet
• EDGE	• Unstructured Supplementary Services Data ("USSD")	• Ring Back Tone
• E-shop	• High-Speed Packet Access + ("HSPA +")	• Collect call
• Personal cabinet (Internet helper)	• Dual-carrier High-Speed Downlink Packet Access + ("DC-HSDPA+")	• My subscriptions
• LTE	• Mobile TV	• SMS Pro (SMS black list, autoreply, forward, storage)
• MTS-News (ICB Service)	• Black List	• Second Memory (Cloud storage)
• VoD (Video on Demand)		• Virtual Number

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

        We also offer the MTS-Connect service, which allows our subscribers to get mobile Internet access through a GPRS/EDGE/3G/LTE/HSDPA/HSPA ("High Speed Packet Access") connection, using a computer, PC-card and USB-modem. This service is available to our subscribers in Russia and Ukraine and in more than 217 countries where we have GPRS roaming.

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

        By the end of 2013, we installed 31,561 3G base stations throughout Russia. Together with 3G networks in Belarus, Turkmenistan and Armenia, we operate 35,507 3G base stations. We have also obtained a permit to use the UMTS 900 standard in Moscow Region and Habarovskiy kray. As of December 31, 2013, our UMTS 900 network consisted of 1162 base stations.

        In 2010, we began to implement an upgraded version of the HSPA technology known as HSPA+. This technology allows us to provide our subscribers with faster data transmission speeds. We have launched HSPA+ technology which supports up to 21 Mbit per second data transmission speed. We have launched second and third WCDMA frequencies for capacity purposes and activated Dual Carrier technology which supports up to 42 Mbit per second data transmission speed in 15,693 UMTS sites in Russia.

        In 2011, we began to develop a 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. They allow for strong signal performance even in areas where MTS cellular coverage is limited or unavailable. A femtocell network also provides for high speed of data upload and download. The total number of femtocells installed in Russia reached 2,250 by the end of 2013.

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

        In October 2007, K-Telecom, our subsidiary in Armenia was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2010, we further expanded our 3G network to cover all towns and villages with a population of more than 2,000 people, and, as a result, 98% of inhabited areas are covered with our 3G outdoor services. In 2011, K-Telecom started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. We plan to extend HSPA+ technology to all regions of the country by the end of the next year. In 2012, we completed the replacement of outdated 2G radio equipment with SingleRAN technology. We are currently implementing an all-IP concept by providing IP interfaces and transmission link for all base station sites, which is the basic approach for future LTE networks.

        In Turkmenistan, we currently provide services based on 3G technology in Ashgabat only. 3G services are available only to our corporate clients due to limited external Internet channel bandwidth which we lease from the state-controlled telecoms provider. HSPA+ (MIMO) and DC-HSPA services are also available in our 3G network.

        In 2013, we started replacing outdated radio access network with SingleRAN technology, while providing IP interfaces and transmission links. In 2014, we plan to significantly expand our 3G network in Turkmenistan launching 3G services in all major cities of the country.

LTE Technology

        In July 2012, the Russian Ministry of Communications and Mass Media announced the results of a tender for national-wide LTE-FDD frequencies. MTS is among the four companies, including Rostelecom, MegaFon, and Vimpelcom which obtained LTE-FDD frequencies in 700, 800 and 2600 MHz bands.

        In August 2012 we launched LTE services in Kazan based on the MVNO business strategy. In September, 2012 we began offering LTE-based commercial services in Moscow Region where we initially rolled out more than 800 LTE TDD eNodeB's. In December 2013, we had 2002 LTE TDD and the 1231 LTE FDD base stations in Moscow. As of December 31, 2013, we have LTE network in 17 regions of Russia with 5023 eNodeB's in total.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. In 2013, we provided full LTE outdoor coverage for two major cities—Gyumri and Vanadzor, LTE coverage in Yerevan was also considerably expanded. Circuit Switch Fall Back (CSFB) functionality is available to all our LTE subscribers.

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

        In 2013, we concentrated our marketing initiatives on the strategic development of mobile internet services and extensive growth of the mobile broadband user base. This will also remain our focus in 2014 as we shift our strategy to become more than a mobile operator in the traditional sense of the word and rather an internet and total telecom service provider company of the new economy. The goal of these marketing initiatives is to establish us as the best value operator and the most attractive data services provider in the Russian market.

        These key focuses are in line with growing global market trend of transitioning from voice-centered services to data-driven business models. In 2013, we put greater emphasis on attracting new mobile internet users who had not previously used mobile broadband. This mass audience significantly drove our data revenues in 2013.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Turkmenistan and Armenia;

  •
  advertising campaigns and promotions to inform our current and potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer;

  •
  product and tariff related advertising and promotions for specific products, such as new tariff plans for various target audiences, pricing discounts, etc. and

  •
  image and product related advertising and promotions to inform our current and potential customers of our market leading data products and services.

        The key theme for our advertising campaigns in 2013 was the education of users on how mobile internet can help them in everyday life. Our 2013 communication strategy also included the use of a number of top-tier celebrities to ensure the highest possible influence on our audience.

        In order to build brand awareness and stimulate demand we currently use a combination of various advertising formats, including television, outdoor, newspaper, magazine and radio. Increasingly we also advertise on-line (with the help of traditional as well as innovative and novel projects) to market and promote our products and services to the broad audiences of current and potential customers. Additionally, our indirect advertising includes sponsorship of selected television programs, sport events, music shows and other popular events. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. For example, in 2012, we developed a creative framework and visual style for MTS Bank which has been used by MTS Bank in all of its communications since March 2012. In addition, we focus our advertising and marketing efforts on emphasizing the affordability and variety of our tariff plans, the broad coverage of our network and the use and availability of national roaming.

        In 2013, we concentrated our efforts on strengthening our positioning as data services provider and operator. As a result the major part of our marketing activities in both products and services areas was closely connected with this strategic focus.

        To support our key directions we undertook the following initiatives in 2013 in Russia and in selected other countries in which we operate:

  •
  Voice and Integrated tariffs

    In 2013, we continued to actively support and develop the "Super MTS" tariff plan. This was our "flagship" tariff plan which is aimed at mass-market subscribers. Super MTS, developed from the Super Zero tariff plan in 2011, was our main sales-driving offer for 2012. In 2013, we enhanced our Super MTS tariff plan with additional mobile internet features and free internet offers.

    In 2013, we also continued to support our Maxi tariff line which we renamed and relaunched under the name of "Smart" which became a new revolutionary format of an integrated tariff plan for the market by offering our customers 1 Gb of mobile traffic for a very affordable monthly fee and totally free on-net phone calls. The major advertising campaign was very well received by our customers, including the High Value Private Customers (HVPC) segment, and doubled the tariff plan sales.

  •
  Data

    In 2013, we continued to actively develop and promote data services in line with our overall strategy. These development efforts included the promotion of various add-on options such as BIT and Super BIT, which offers an unlimited mobile internet throughout Russia, MTS Tablet, specifically designed and marketed for the tablet user audience, as well as our 4G LTE campaign and other bundled data related offers. For example, our tariff option BIT was bundled with a Mobile TV offering to stimulate a more diverse use of mobile internet. Although we continued promoting USB modem devices in the first half of 2013, we put much more emphasis on developing and advertising the market's first specific data tariff plan for tablets, which are an up-and-coming and very promising segment in Russia. We also continued advertising support in the regions where we launched our 4G LTE network. Finally, during the New Year holidays season we launched an unprecedented mobile internet price offering which established us as an operator with the most affordable mobile broadband tariffs. The above mentioned campaigns proved to be an effective tool and helped us increase the mobile internet user base by more than 50% in just one year.

  •
  Business-to-business offers

    In 2013, we shifted our focus in B2B segment as well and started actively promoting the use of mobile broadband for corporate clients. One of the major steps was to introduce a new line of contemporary tariff plans bundling mobile internet services with voice. The Smart Business tariff line was well received by the business community for its innovation and very competitive pricing. At the same time MTS continued to drive innovative services such as machine-to-machine technologies (M2M) and various cloud and online co-working environments for businesses which further strengthened our image as a leading provider of data services. In 2013, we continued our successful cooperation with the most prominent Russian business TV channel RBC to produce a series of TV programs about small and medium-sized companies which effectively used our products and services in different regions of Russia to improve their business results. This initiative was also supported in other communications channels such as print and radio.

  •
  Handsets sales offers

    During 2013, we continued to reinforce our image as a leading retailer of mobile devices, including MTS branded phones and phones from other vendors. The growth of smartphones in our user database became one of the key objectives for 2013 and will continue to be so in 2014. We continued to focus on the efficiency of our monobrand network comprised of more than 4,034 points-of-sale across the country, including 1,197 franchise points-of-sale. We used the opportunity to provide our customers with exceptional device pricing offers supported by a more widely adopted practice of selling SIM-locked devices linked to our network (both MTS branded and devices from other vendors). At the same time we started actively promoting sales of tablets and increasing their penetration into our customer base. One of the revolutionary offers we were proud to introduce in 2013 was an MTS branded Android-based smartphone which became the most affordable smartphone on the market. At the same time we continued our successful practice of promoting special offers with newly purchased devices in order to effectively promote trial usage of mobile internet on smartphones and tablets.

  •
  Other products and services

    Our residential services communication strategy in 2013 was focused on product improvement in the cable TV segment MTS cable TV raised the bar and transformed into Digital TV with full HD TV support for various channels. Broadband services were promoted through the "Fair Internet" approach, which customer studies defined as one of the strongest prerequisites for their satisfaction and which was strongly supported with specific product propositions. For the Moscow market we introduced the latest broadband technology GPON, the fastest network in Moscow enabling speeds up to 1Gb/s. In 2013, GPON based products were promoted under the MTS brand. In Moscow, MTS offers the fastest broadband speeds using state-of-the-art GPON technology.

MTS Brand

        In December 2008, we reached an agreement with Sistema Shyam TeleServices Limited ("SSTL") allowing SSTL to use the MTS brand in India. Sistema is the majority shareholder of SSTL with an ownership stake of 56.68%. Under the terms of the agreement, SSTL has had the right to use the MTS brand in India since March 2009, while we started receiving royalties of 0.16% of SSTL's revenues. The agreement is limited to SSTL using the MTS brand in India and does not contemplate our participation in SSTL's operations. The terms also stipulate that we will act as the brand guardian to ensure brand usage and marketing communications adhere to our brand guidelines.

        On October 1, 2010, we announced the launch of a refreshed logo which we believe better emphasizes the ideas of innovation and dynamism reflected in our recently introduced new slogan "a step ahead." Our logo and brand style refresh are among the goals of our brand positioning. The refreshed logo retains the same egg shape, but transforms the former logo into a 3D image of a white egg against a red background, which gives the logo a more dynamic and modern look and perception. This logo is aimed at graphically enhancing and modernizing the egg-shaped logo we have been using since 2006. In addition, we believe that the logo better symbolizes our dynamic and innovative approach to doing business and our stated mission of "creating the best client experience," and our slogan "a step ahead."

        In December 2010, we acquired Sistema Telecom from Sistema, which gave us control over the universal brand featuring the egg-shaped symbol against backgrounds of various colors used by us and our affiliates operating in the telecommunications sphere.

        In February 2012, MBRD a subsidiary of Sistema, announced a change of its name to MTS Bank OJSC, having agreed to use MTS brand owned by us as a basis for further development. During 2012, we took an active part in MTS Bank's re-branding, as well as in product and advertising development. Two campaigns, image-oriented and product-oriented, were implemented. The image campaign, "For many years we helped you to share your dreams, now we help you to fulfill them" was organized to inform consumers that we now offer not only telecommunications services, but also bank services through MTS Bank. The product-oriented campaign was organized to promote our MTS-Dengi banking card.

        A new retail format was developed for MTS Bank. It includes our corporate style and colors with a new corporate color, Turkish blue. The new format offers modern consumer-oriented approach. Particularly it influences the way the internal space of the bank offices is organized.

Global recognition

        In 2013, MTS was ranked number 82 in the BRANDZ™ Top 100 Most Powerful Brands (3 points up from last year with 11% year-to-year increase in brand value), an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. We were the first Russian company to join the ranks of the most powerful brands in the world in 2008 and we maintained or improved our position in every subsequent year.

Sales and Distribution

        We have historically enrolled the vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. However, according to press reports, the financial downturn and tightening of the credit markets resulted in virtually all of the large national and regional mobile handset retailers in Russia facing liquidity issues or being on the verge of bankruptcy. In addition, as of April 1, 2009, we ceased working with Euroset, the largest mobile handset retailer in Russia, following Vimpelcom's indirect acquisition of a 49.9% stake. As a result of these factors, the share of our subscribers enrolled through these retailers dropped dramatically during the last quarter of 2008 and continued to drop in 2009. In the second half of 2010, we focused on improving our cooperation with certain of the large national and regional mobile handset retailers such as AltTelekom. We restored our cooperation and resumed working with Euroset in November 2010. In December 2012 MegaFon acquired a 50% stake in this retailer. Currently, Euroset is equally owned by our major competitors, MegaFon and Vimpelcom and remains a significant distribution channel for us. In 2013, we also entered into an agreement with Svyaznoy and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain in 2013 and the vast majority of our subscribers were enrolled through it. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues."

        In addition, we organized our retail operations under a wholly owned subsidiary, RTC. RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also requires us to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations.

        In 2013, we continued to implement our strategy in retail operations by increasing the efficiency and optimizing the structure of our proprietary sales and distribution network. We expect to continue enhancing the efficiency and structure of this sales network, including through the optimization of points-of-sale locations, with the aim of maintaining our market position.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2012, our proprietary distribution network in Russia consisted of 4,462 points-of-sale, including 1,573 franchise points-of-sale and 2,889 points-of-sale owned by us.

        In 2013, we have been focusing on optimizing the structure of our proprietary network in Russia. As of December 31, 2013, we operated 4,034 points-of-sale, including 1,197 franchise points-of-sale and 2,837 points-of-sale owned by us.

        Our proprietary distribution network outside of Russia as of December 31, 2013, consisted of 38 points-of-sale in Ukraine 97 points-of-sale in Armenia and 7 points-of-sale in Turkmenistan.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during a half to one year period from the date a subscriber is activated by a dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 220 and RUB 1,900 ($6 and $58) per subscription.

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

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2013, overall wireless penetration in Russia was approximately 170.0%, or approximately 242.8 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 216.6% and 211.5%, respectively, as of December 31, 2013, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 160.2% as of December 31, 2013, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2009	2010	2011	2012	2013
	(amounts in millions, except for percentages)
Subscribers(1)	207.9	219.2	227.6	230.5	242.8
Subscriber penetration	143%	151%	157%	161%	170%

Source:
AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 38% and 37% of subscribers in Moscow, 28% and 28% of subscribers in St. Petersburg and 31% and 31% of total Russian subscribers as of December 31, 2012 and 2013, respectively. We believe that the decrease in our market share in Russia, particularly in Moscow, is the result of our effort to restructure our subscriber base to reduce churn by focusing on loyal subscribers rather than infrequent users of our mobile services.

        The primary mobile competitors in Russia include us, MegaFon and Vimpelcom, each of which has effective national coverage in Russia. Competition today is based on network coverage and quality, the level of customer service provided, roaming and international tariffs, local tariff prices and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2011, 2012 and 2013:

	As of December 31,
Operator	2011	2012	2013
	(amounts in millions)
MTS	70.0	71.2	75.3
MegaFon	61.6	62.6	68.1
Vimpelcom	57.2	56.1	56.5
Others	38.8	40.6	42.9

Source: AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to AC&M-Consulting, MegaFon had a subscriber base of approximately 68.1 million subscribers in Russia as of December 31, 2013, including 11.8 million subscribers in the Moscow license area. At December 31, 2013, according to AC&M-Consulting, MegaFon had a 29% market share in Moscow, a 34% market share in St. Petersburg and a 28% market share of total wireless subscribers in Russia.

        Given the increasing demand for data services we monitor the development of Skartel LLC, which operates under the YOTA trade mark. Currently YOTA offers LTE Internet services in 33 cities of Russia. Starting from October 2, 2013 Scartell LLC operates as a subsidiary of MegaFon.

        Vimpelcom.    In addition to MegaFon, we also compete with Vimpelcom, which is the third largest GSM 900/1800/UMTS (3G)/LTE wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, Vimpelcom had a subscriber base of approximately 56.5 million in Russia at December 31, 2013, including 13.2 million subscribers in the Moscow license area. At December 31, 2013, according to AC&M-Consulting, Vimpelcom had a 33% market share in Moscow, a 20% market share in St. Petersburg and a 23% market share of total wireless subscribers in Russia.

        Other Operators.    In addition to our principal competitors, MegaFon and Vimpelcom, we also compete with local GSM operators in several Russian regions.

        In certain areas of Russia, we compete with Tele2, which had approximately 23.7 million subscribers as of December 31, 2013 according to AC&M-Consulting. Also, we compete with Rostelecom and its subsidiaries CenterTelecom, SibirTelecom, Dalsvyaz, Uralsvyazinform, Volga Telecom, North-West Telecom, Southern Telecommunications Company and Dagsvyazinform. According to AC&M-Consulting, Rostelecom had approximately 14.8 million customers as of December 31, 2013.

The Ukrainian wireless telecommunications market

        From 2003 to 2007, the Ukrainian wireless telecommunications market enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators, the introduction of CPP (calling party pays) billing arrangements and the launch of the Beeline brand in Ukraine in April 2006 by Ukrainian RadioSystems ("URS"), a wholly owned subsidiary of Vimpelcom. The two largest wireless telecommunications providers in Ukraine are MTS Ukraine and Kyivstar who share 80% of the market, with 37% and 43%, respectively, as of December 31, 2013, according to AC&M-Consulting. The competitive environment in Ukraine changed after Vimpelcom Ltd., a Bermuda holding company, completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd. currently controls both Kyivstar and URS. Consequently, in October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management. During the third quarter of 2012, in response to the previous quarter's weak results, Kyivstar intensified its marketing activities by launching a market strategy which was significantly similar to ours, offering "zero" prices for in-net calls nation-wide with different price points on the specified regional levels. In turn, we promptly launched a winter campaign called "Zero without compulsory charges," as daily charges were viewed as the principal negative factor for Kyivstar customers.

        In 2013, Kyivstar launched new tariff plans without obligatory monthly payments and with a more detailed regionalization. In the fourth quarter of 2013 Ukrtelecom, the only UMTS license holder on the market was sold to System Capital Management (SCM), the co-owner of Astelit (another competitor operating in Ukraine), MNP launching has been postponed to the second half of 2014.

        In 2013, Astelit continued its strategy of downmarket pricing on the voice-market. Tariff policies of all operators in Ukraine also stimulated data penetration and data consumption growth. Responding to the increasing competitive environment, we continued to focus on developing and marketing, providing superior customer service and positioning ourselves as offering the optimum price/quality proposition of voice and data services. While our average price per minute ("APPM") remained stable in 2013, our ARPU and MOU reduced due to growth of low-users in our customer base.

        Overall wireless penetration in Ukraine in 2013 increased to 133.1%, or approximately 60.4 million subscribers, as compared to 126.1%, or approximately 57.7 million subscribers, in 2012, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

	As of December 31,
Operator	2011		2012		2013
	(amounts in millions)
Kyivstar	23.2		25.1		25.8
MTS Ukraine	19.5	(1)	20.7	(1)	22.7	(1)
Astelit	7.0	(2)	8.0	(2)	9.2	(2)

(1)
Number indicates our GSM subscribers. As of December 31, 2013, 2012 and 2011 also includes our CDMA subscribers, which reached 0.2, 0.3 million and 0.3 million, respectively.

(2)
Number of three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data and operators official financial and operational reports.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 25.8 million subscribers as of December 31, 2013. Kyivstar offers wireless services using GSM 900/1800 technologies under the "Kyivstar," brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 standards under the "life:)" brand.

        In July 2006, we received a license to provide telecommunications services on the entire territory of Ukraine using the CDMA-450 standard. Following our development strategy in Ukraine, we launched a broadband network using CDMA 2000, deployed in the 450 MHz spectrum band, in November 2007. In 2010 we started to offer Prepaid CDMA tariffs. Our CDMA business in Ukraine faces wide competition from other operators, including Intertelecom (including CDMA Ukraine), People.net, 3mob (the only UMTS license holder in Ukraine), fixed broadband operators and Wi-Max operators. In 2012, we launched Rev B CDMA technology services in the Kiev Region.

The Armenian wireless telecommunications market

        As of December 31, 2013, overall wireless penetration in Armenia was approximately 117.3%, or approximately 3.75 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

	As of December 31,
Operator	2011	2012	2013
	(amounts in millions)
VivaCell-MTS	2.4	2.4	2.4
ArmenTel (Vimpelcom)	0.8	0.8	0.7
Orange (France Telecom)	0.6	0.6	0.6

Source: Subscriber information based on our estimates.

        As of December 31, 2013, VivaCell-MTS had approximately 2.43 million subscribers and a 65% market share, according to AC&M-Consulting and our estimates. In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by Vimpelcom. ArmenTel holds a license in the GSM 900 standard for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008.

The Turkmenistan wireless telecommunications market

        As of December 31, 2013, overall wireless penetration in Turkmenistan was approximately 105.4%, or approximately 5.5 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitors in Turkmenistan:

Operator	December 31, 2012	December 31, 2013	Coverage Area
	(amounts in millions)
MTS-Turkmenistan	1.4	2.0	Nationwide
Altyn Asyr	3.0	3.5	Nationwide

Source: Subscriber information based on our estimates.

        MTS-Turkmenistan offers wireless services using GSM 900 and GSM 1800 technologies. As of December 31, 2013, MTS-Turkmenistan had approximately 2.0 million subscribers and a 36.6% market share according to our estimates. In Turkmenistan, we compete with Altyn Asyr, a state-owned cellular operator which launched a 3G network in 2010 and was the only GSM operator from December 21, 2010 till August 30, 2012.

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

	As of December 31,
	2011	2012	2013
Russia
Prepaid	77%	74%	70%
Contract and corporate	23%	26%	30%
Ukraine
Prepaid	92%	91%	91%
Other	8%	9%	9%

        We are seeking to migrate our customers from advance payment plans to credit payment plans in an effort to stimulate ARPU and reduce churn. We endeavor to mitigate the risk of bad debt through the implementation of credit scoring algorithms that assess and help manage the risk of potential bad debt.

        We currently have a unified system of tariff plans offered to subscribers throughout Russia. The unified system is aimed at achieving such benefits as clarity, simplicity and transparency for prospective subscribers by offering the same set of tariff categories throughout Russia. Under each tariff category, we offer different tariff plans with different connection fees, per minute call charges and a wide range of value-added services. All tariffs presented below are expressed in U.S. dollars converted from rubles using the exchange rate as of December 31, 2013.

        By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

Tariff Plans in Russia

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the Prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into five categories—"Prepaid," "Smart," "Unlimited," "Data" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer a family-oriented tariff plan, Super MTS, which allows family members to make up to 60 minutes of calls per day within the network for free. The Super MTS tariff plan varies depending on the region of the customer and it is a tariff plan which we believe will remain a competitive tariff plan over a long period of time. We also offer a tariff plan, "Red Energy," developed for different market segments, featuring flat price for calls within our network and calls to other networks. Subscribers to our Prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular Prepaid plan, they have the option of switching to a different Prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Smart:  "Smart" is the re-designed family of integrated voice and data tariff plans for customers with active mobile data usage. "Smart" was launched instead of "MAXI" in the second quarter of 2013. It has a monthly fee for a bundle of all-net minutes and Internet, and on-net calls above the bundle are free. Versions of Smart (Smart and Smart+) differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided with an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow Region, for those subscribers issued with a local number, monthly fees start from RUB 2,542.4 and those using a federal number pay from RUB 2,118.6 per month. The Ultra tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, 15 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems, 3G and 4G capable devices). For data users, our range of tariff plans is optimized by device type: smart phones and feature phones (small screen), tablets (mid screen) and laptop / table computers (big screen). For "small screen" users we offer the BIT add-on option family—MiniBIT, BIT, SuperBIT that are available on voice tariff plans. For growing "mid screen" market we offer the MTS Planshet tariff plan (means "Tablet" in Russian). For "big screen" users, either for USB-modem or embedded modems, we offer a set of options on MTS Connect tariff plan. We plan to continue the active development of mobile internet usage in 2013.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2013, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 2.12 per minute. Different rates apply to local calls to other networks and vary from RUB 0.55 per minute to RUB 2.80 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 3.64 per minute for calls to the CIS to RUB 59.32 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007 and 2008, we developed new regional and segmented tariff plans that focus on the differing needs of subscribers in the various market segments. Our tariff plans in Ukraine are oriented towards the following three main segments: (i) Postpaid Business, (ii) Postpaid Private and (iii) and Prepaid, which is further divided into voice oriented regionalized tariffs, data oriented regionalized tariffs and segmented tariffs.

        We have the following Postpaid tariff plans in the Ukraine:

  •
  Postpaid Business:  A set of Postpaid corporate tariff plans called "MTS Office+" targeting business segment subscribers, including per second billing, special low prices for calls to other mobile operators, no connection fees and free of charge unlimited calls within the MTS Ukraine network and within corporates. "MTS Office+" tariff line is a complex offer which contains voice and data packages. For the top management, we offer a unique product "ULTRA" which has an unlimited calls and SMS in the MTS Ukraine network, unlimited Mobile Internet and special prices for international calls and roaming. We also have a special tariff plan for the machine-to-machine (M2M) segment "Telematika" which combines service packages for M2M-cards, personalized service, special tariffs even for data roaming, special heavy duty SIM cards and consulting support services. We offer corporate clients specially designed combined service packages with a wide range of telecommunications services included. We also offer cross bill discounts based on business customers' monthly usage and the amount of the bills, and we also provide special handset subsidies on the condition that the buyers remain our customers.

  •
  Postpaid Private:  A set of Postpaid tariff plans designed for mass-market subscribers based on the main national tariff plan "Super MTS 3D Zero" with a "3D" set of services for a monthly fee: 1D –(voice) in net minutes monthly package: 2D—(data) GPRS Mb monthly package: and 3D—(SMS) in net SMS monthly package. The Private Postpaid tariffs are the main instrument for the Postpaid base growth due to customers' life time value development and migrations from the Prepaid segment. We also offer special Postpaid tariffs which are available only to customers switching from Prepaid plans and other privileges for these migrating customers. The main advantages of Postpaid over Prepaid include the customer's ability to obtain all services on credit, per second billing, national usage of the tariffs, absence of daily limits in service packages, more convenient roaming and customer service.

        We have the following Prepaid tariff plans in the Ukraine:

  •
  Voice oriented regionalized tariffs:  Are a set of regionalized tariff plans designed to attract mainly mass-market subscribers. The main national tariff plan "Super MTS 3D Zero" offers a "3D" set of services on a Pay-Per-Use (PPU) basis without fixed daily payments: 1D (voice)—daily in net minutes package, 2D (data)—daily GPRS Mb package, 3D (SMS)—daily in net SMS package. To increase customer's life time value (LTV) this new tariff has the LTV principle at its core—after reaching the certain usage targets for the trial 30 days period after activation or migration customers get increased volumes of package or services after 1,3,6,12 and 24 months without daily fees increase but involving a change them from a PPU principle to PPD (Pay-Per-Day). All regions are grouped into several clusters depending on the MTS market share, population and region potential. Regional tariffs based on the national tariff "Super MTS 3D Zero" but with price differentiators and volumes of free minutes within the MTS network, prices for other mobile operators, absence of pay-per-use (PPU) for them, cheaper data prices and higher volumes of data. Along with the regionalized tariffs, we offer an extensive list of segmented services for medium and heavy users, such as calls in MTS network or other networks, Mobile Internet, SMS, MMS, International calls and Roaming to promote faster customer development and higher customer loyalty.

  •
  Data oriented regionalized tariffs:  A specially designed tariff plan "Smartphone" to appeal to data oriented middle value mostly youth smartphone users. The tariff "Smartphone" offers a monthly volume of 3GB Mobile Internet on a Pay-Per-Day (PPD) basis and sufficient monthly amounts of free minutes and SMS within the MTS network . The tariff is similar in prices for other mobile operators. Another data-only tariff is "Planshet" is targeted directly on the users of iPads and other tablet devices, includes 200Mb of data per day of Mobile Internet without any speed limits and has Nano and Micro Sim card included. To increase data penetration and develop the data usage among our existing customer base we offer the umbrella service "Super Internet" with several concept options: 1. Pay-Per-Use (PPU)—for the new data users and seldom use or for the first data try without bill shocks, 2. Pay-Per-Day (PPD)—with cheaper daily fees for those who use smartphones on-line daily, 3. Unlimited—the cheapest price per Mb but the customer must pay at up-front for the longer periods (week, month or 3 months).

  •
  Segmented tariffs:  A set of special tariff plans offered to certain micro or seasonal—market segments such as Russian tourists spending summer months in Crimea or children aged between 7 and 12 years old. In particular, the tariff plan "Tourist MTS" offers low rates for calls from Ukraine to Russia, tariff plan "Super MTS 3D Team" allows children to make free of charge calls to their parents, while all content services are prohibited on this tariff plan.

        As of December 31, 2013, the standard per minute tariff for calls in Ukraine varied from RUB 1.02 per minute to RUB 5.10 per minute. The standard per minute tariff for calls made within the MTS Ukraine network ranged from RUB zero per minute with limitations in minutes to RUB 4.90 per minute. Higher rates, ranging from RUB 0.61 per minute, applied to international calls to fixed lines of some countries in special service to RUB 306 per minute in standard international tariffs for satellites. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0.24 hryvnias per RUB 1 as of December 31, 2013.

Customer Payments and Billing

        We enroll new Prepaid subscribers in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2013, 85% of our consolidated subscriber base was enrolled in the advance payment program and 15% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2013, subscribers using the credit system of payment had credit limits of up to RUB 98.8 million ($3 million) for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during the period from 2009 to 2010, we introduced the "in full confidence" service (instead of the "Credit" service), which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. As of December 31, 2013, subscribers using the "in full confidence" service had a maximum credit limit of RUB 28.7 thousands ($871). Customer service representatives can also set individual credit limits for subscribers. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similarly to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        We completed implementation of the Foris billing system in Russia in 2008 and have already begun to experience increases in our overall efficiency and reductions in our expenses. We are planning to complete the transfer of our individual subscribers in Ukraine to the Foris billing system by May 2014. In Armenia, we use the "Eskadenia" billing system. The Foris billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our previous billing system could not support such a service.

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

        In Ukraine we provide services to our Prepaid customers for as long as the balance on their accounts remains above zero and/or the tariff plans allow to use free-of-charge services without having the positive balance on the account.

        In Ukraine we offer our subscribers various ways to pay for our services, including by cash in the assigned cash desks in our mono-brand shops, cash or card payment at the cash desk of the bank, through the recharge terminals, bank transfer from the current account (for legal entities), via internet and payment card of fixed nominal value.

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

        In 2013, we created the MTS customer service data base to provide support in telephone service, to process claims, to improve collection of accounts receivable. The MNP project was started in MTS Contact Center to provide a leased line service for customers wishing to take advantage of mobile number portability.

        We continuously work to improve customer satisfaction by providing our subscribers with convenient and functional self-service systems (e.g., Internet-Helper, interactive voice response ("IVR") and Mobile Helper). For instance, Internet-Helper is a service that, among other things, provides the customer with an opportunity to view information about his contract and personal information as well as manage certain account data. Similarly, Mobile Helper, among other things, allows a customer to receive information about his current balance, tariff plan details, as well as change service language and view bills for previous months. In 2012, we offered our customers the ability to pay for services using interactive voice menu IVR. As a result, the customers can now top up their accounts at any time using their bank cards and IVR.

        In 2013, we have successfully implemented the service Voice Call Back, which allows the client not to wait for a response in Call Centre line, but request a call back. Our customers can now order the information on tariffs and services through the IVR system. In 2013, we started testing of speech recognition system.

        In 2012, we established a telephone hotline support for our monobrand retail stores. The staff at our shops can call the hotline and get advice regarding our services. With the creation of the center of claims processing and support hotline mono-brand stores we are able to provide our clients with a high level of service at our retail stores.

        We have back-office employees responsible for handling diverse customer inquiries. They also help to minimize the impact of technical problems and incidents on our customers. In addition, we have established customer retention departments throughout the territory of Russia to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel are responsible for training front line employees on handling customer claims and suggestions, as well as following up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers. We continued pursuing a personalized approach in customer care using the Siebel CRM system, which helps us manage all customer-facing operations.

        In 2014, we plan to implement an interactive IVR customer function, which allows a customer to use voice search to find the required information.

        In 2008, in Ukraine, we launched a web portal and started to provide free access at special terminals in our sales offices for contract customers. Since 2009 we have further enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. In 2012, we made improvements to the IVRs menu to enhance its utility. In 2013, we continued to work on the improvement and expansion of self-service channels for subscribers and we were focused on auditing and optimizing internal customer service business processes.

        In 2010, in Ukraine, we launched an online "self-service" for our Prepaid customers and significantly increased the number of its users in 2011. As part of online "self-service," we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers and started telephone outbound sales through an outsourced contact center.

        In 2012, we significantly increased retention and cross- and up-selling activities in our contact centers, including interactive presentations by agents, the IVR system and launch of new paid services. We also completed the process of simplifying and unifying customers care functions through our call centers. In 2012, we made improvements to our self-care channels, launched a mobile version of the Internet Helper for smartphones.

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

        In 2013, we continued to work for improvement and expansion of our self-care channels. And we completely redesigned our IVR system and Web Chat and expanded the functionality and usability of Web Chat.

        In 2013, we launched a new mobile application for Android OS. The application allows users to manage their account directly from their smartphones. We started the process of implementing an operational CRM system and the process of renewal of our contact center technical platform. We have also changed the approach to subscriber differentiation. In 2013, we finished the process of integration of our broadband subscribers into our system of customer service.

        In 2014, we plan to continue to transform our call centers into effective channels for client relationship management. We plan to continue implementation of operational CRM system and complete the renewal of the technical platform for our contact center.

Network Technology

        We launched our commercial 2G network in 1994, based on GSM-900 technology. From 1999 we significantly improved our 2G network capacity on the basis of GSM-1800 technology. From 2001 we implemented wireless data communication services based on GPRS technology with download data rate up to 85.6 kbit/s. In 2005 we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network, and we put the prime focus on the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services.

        Our 3G network, developed from 2009, have mainly reused our existing GSM infrastructure in order to improve the 3G network roll-out time and decrease capital and operating costs. At first, we deployed UMTS-2100 technology and provided data rates up to 3.6 Mbit/s. In 2010 we implemented 3G/HSDPA technology to boost download data rates up to 14.4 Mbit/s. In 2011 we began to re-allocate available GSM spectrum and launched UMTS 900 in the UMTS-2100 restricted areas: in the Moscow and in the Khabarovsk Regions. In 2012 we improved the data services rate in our network by up to 21 Mbit/s for the downlink using 3G/HSPA+ technology. From December, 2013 we activated second and third UMTS-2100 carriers on the 64% of our UMTS-2100 sites to improve capacity, and launched ultra high-speed services, based on Dual Carrier (DC-HSPA+) technology, with download rates up to 42 Mbps in 55% 3G sites in Russia.

        The first commercial LTE FDD 2600 network launched in Armenia was ours in 2010. In September 2012, we launched a commercial LTE TDD 2600 network in Moscow. In our LTE network we provide data services with a download data rate up to 75 Mbit/s, and up to 25 Mbit/s uplink. We implemented MIMO2x2 and 64QAM technologies to maximize spectrum efficiency of the limited LTE frequencies. Our LTE network satisfied the requirements of 3GPP Rel.9 in line with available LTE customer equipment. In 2013, we started LTE Small Cells technology trials for the purpose of rating different deployments scenarios of HetNet RAN.

        In December 2013 we were allowed to re-allocate the existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800 all over the Russia. We plan to launch LTE-1800 network and expand out UMTS-900 network in 2014. Our strategy is to re-allocate available spectrum to the most efficient technology in the mid term period and provide competitive high-performance data services to our customers.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Motorola, Nokia Siemens Networks, Ericsson, Huawei, Alcatel-Lucent and other major network equipment manufacturers.

        In the Moscow license area, we have been allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network and UMTS900 network. In 2011, we were allocated frequencies 2595-2620 MHz spanning 25 MHz for LTE TDD network deployment in Moscow and the Moscow Region.

        In St. Petersburg and the Leningrad Region, we have been allocated frequencies spanning 2 × 9.6 MHz of spectrum in the GSM 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.2 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

        We have been allocated frequencies 1950-1965 MHz, 2010-2015 MHz and 2140-2155 MHz in the UMTS core frequency bands spanning 2×15 MHz (for FDD mode) and 5 MHz (for TDD mode) for UMTS network deployment for the entire territory of the Russian Federation.

        We have been allocated frequency bands 2540-2550 MHz and 2660-2670 MHz spanning 2 × 10 MHz and frequency bands 798. 5-806 MHz and 839.5-847 MHz spanning 2 × 7.5 MHz for LTE FDD network deployment for the entire territory of the Russian Federation.

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 4.0 MHz of spectrum in Crimea to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd Regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev Region to 2 × 26.6 MHz in the Dnepropetrovsk Region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine.

        We believe that we have been allocated adequate spectrum in each of our license areas.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning software supplied by Aircom International and Mentum to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles and supports all necessary technologies, such as 2G, 3G and LTE. To use these tools more effectively we purchase high quality 3D digital maps for more precise planning. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2013, we started the large-scale development of LTE network mainly using existing infrastructure.

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

        In Voronezh, the operation and maintenance center takes the form of outsourcing partnership with Nokia Siemens Networks and is used for network monitoring in the Macro-region "Center."

        The local network operation center in Moscow is used for network monitoring in Macro-region "Moscow."

        Our networks in Ukraine, Turkmenistan, Armenia and Belarus are monitored by our local operation and maintenance centers in each country. In addition to the monitoring of network performance, these centers are used to analyze network quality parameters and provide reports and recommendations to management.

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

        To meet subscriber demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2013, we had numbering capacity (federal and local) for approximately 24.72 million subscribers in the Moscow license area.

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

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. For domestic long distance traffic transit, we use our DLD/ILD network and networks of different national operators, including among others, MTT, Rostelecom and Vimpelcom. For ILD traffic transit, we primarily use our DLD/ILD network which is interconnected with more than 45 international carriers, including, for example, France Telecom S.A. and Deutsche Telecom A.G. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide the transit of international traffic.

        In Ukraine, mobile operators are allocated numbering capacity by the NCCIR (National Commission for the State Regulation of Communications and Informatization). We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. We also believe that we have been allocated sufficient fixed line numbering capacity with respect to the cities in which we are developing our fixed line network. We plan to develop fixed line network in other administrative districts of Ukraine. For this purpose we plan to purchase additional numbering capacity of 3000 numbers in three more cities. However, we estimate that it would take between 1.5 - 2 years to obtain additional fixed line numbering capacity should we seek such increased capacity.

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2011, 2012 and 2013, we provided net handset subsidies of RUB 257 million, RUB 168 million and RUB 120 million, respectively, in Ukraine.

        In 2009, we substantially changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony, Nokia, Samsung, HTC, Alcatel, Fly, Philips, Huawei and others to purchase handsets. We also offer an array of mobile telephone accessories. Since 2009 we have successfully been selling MTS branded phones. According to GFK, a leading market research agency, our MTS 970 branded smartphone was a top selling smartphone in August and September 2013.

        In line with our strategy to promote data services the structure of our handsets sales changed in favor of affordable smartphones rather than premium-priced devices which resulted in a decrease in overall sales of handsets and accessories by 8.3% during 2013. We expect moderate growth in our handset sales in 2014. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Revenues—Sales of Handsets and Accessories."

Fixed Line Services

        We offer alternative and traditional fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our alternative fixed line communications services include voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. According to Direct INFO, as of December 31, 2013, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 27% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.

        Our traditional fixed line communications services are provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 4.1 million households in Moscow, representing approximately 91% of the overall number of households in Moscow, according to Direct INFO. MGTS provides regulated and unregulated services, including:

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

Customers and Services Offered—Fixed Line

        We provide alternative fixed line communications services to corporate, operator and residential subscribers in over 185 cities throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay-TV services to our subscribers. Some of the interconnect tariffs we charge other telecommunications operators for in Moscow and certain other cities are regulated by the Russian government. We believe our fixed line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our alternative fixed line business in Russia as of and for the years ended December 31, 2012 and 2013.

Alternative fixed line business	December 31, 2012	December 31, 2013
Residential
Number of subscribers (000s)(1)	4,598	4,071
ARPU (RUB)	217	232
Corporate(2)
Number of subscribers (000s)	128	123
ARPU (RUB)	5,810	5,866

(1)
Subscribers to broadband Internet, pay-TV, Wi-Max, voice and other services. We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2013, we had approximately 50,000 voice and 65,000 Internet corporate subscribers.

        As further described below, we offer voice, data transmission and Internet and various value-added services to our corporate subscribers.

        Voice Services.    We provide a full range of alternative fixed line voice services to corporates in Moscow, the Moscow Region and other selected regions of Russia, which include local, zonal, and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain integrated services digital network ("ISDN") services.

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

        Value-Added Services.    We provide corporates with several value-added services, including Autosekretar and integrated solutions. The Autosekretar service is based on our proprietary intelligent network ("IN") and is designed to help our corporates to manage the reception and servicing of a large volume of incoming calls. The unique multi- channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

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

        According to Direct INFO, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2013. We now have approximately 323 local fixed networks in 63 regions of Russia, including Moscow, and 42 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity\international network is interconnected to more than 43 international operators. As of December 31, 2013, we had more than 1100 interconnect agreements with national and international operators for interconnection of our fixed networks.

Residential subscribers

        We offer voice, Internet and pay-TV services to residential subscribers.

        Voice Services.    We provide voice services to residential and corporate subscribers. Like corporate subscribers, residential subscribers in each of the regions that we are present in seek a full range of high quality voice services equivalent to those provided in Western Europe. In addition to "basic" voice telephony services, we provide a number of additional services, such as call forwarding, call transferring, call waiting, conference, voicemail and Caller ID, among others.

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2013, we had 8% market share in the Russian Federation together with Moscow where we had a 27% share, according to Direct INFO. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 2,100 ($9.2-$64.2) per month in Moscow and a subscription fee of RUB 150-RUB 3,500 ($4.6-$106.9) in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay-TV services based on DVB-C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to digital TV. A set-top box allows pay-TV subscribers to access more than 150 channels of digital quality and 37 channels of HD quality from a television. International and Russian channels are included as part of the basic services package. As of December 31, 2013, we had approximately 132.4 thousand pay-TV subscribers in Moscow and approximately 2.5 million subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 99-RUB 1099 ($3.0-$32.7) per month in Moscow and a subscription fee of up to RUB 120-RUB 900 ($3.7-$27.5) in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 399-RUB 2,100 ($12.2-$64.2)

per month in Moscow and RUB 419-RUB 1,049 ($12.8-$32.1) in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Customers and Services Offered—Traditional Fixed Line Business

        We provide traditional fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2013, MGTS had approximately 4.27 million active lines in service, a cable network of over 95,470 km, a fiber optic network of over 20,122 km and 3,045 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber-optic network.

        In 2011, MGTS completed the digitalization of its network based on the special range of equipment MPN (Mediator Private Network), which allowed MGTS to complete the digitalization of the network two years ahead of schedule. The total installed capacity of the telephone network reached 4.9 million numbers as of December 31, 2013.

        Residential subscribers accounted for approximately 81.8% of MGTS' total lines, corporates for 10.8% and public sector subscribers for 7.4%, as of December 31, 2013.

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

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, most of the services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services accounted for approximately 59% of service operating revenues of our traditional fixed line business in 2013, 62% in 2012 and 69% in 2011. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2013 and 2012 as compared to 2011. The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

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

        The following table presents certain operating data for our traditional fixed line business as of and for the years ended December 31, 2012 and 2013.

Traditional fixed line business	December 31, 2012	December 31, 2013
Installed telephone lines (000s)	4 944	4 944
Residential
Number of subscribers (000s)(1)	3 554	3 492
CPP traffic (millions of minutes)	1 562	1 269
ARPU (RUB)	382	400
Corporate(2)
Number of active lines (000s)	802	776
Number of subscribers (000s)	66	63
CPP traffic (millions of minutes)	788	689
ARPU (RUB)	10 891	15 552

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

        The following table illustrates MGTS' regulated tariff development in the period from February 1, 2010, to March 1, 2014:

MGTS Regulated Tariffs	February 1, 2010	January 1, 2011	March 1, 2012	March 1, 2013	March 1, 2014
Residential(1)
Line rental
RUB per month	155	175	190	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.36	0.40	0.44	0.48	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	250	260	266	276	282
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	140	152	172	184	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.34	0.38	0.42	0.46	0.52
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	175	195	205	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.36	0.40	0.44	0.48	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	350	365	375	385	391
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	140	152	172	184	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.34	0.38	0.42	0.46	0.52
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	160	180	200	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.36	0.40	0.44	0.48	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	350	365	375	385	391
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	140	152	172	184	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.34	0.38	0.42	0.46	0.52

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007, until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, until March 1, 2014, this plan included 400 minutes per month.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire existing companies, we have to use both brands in advertising — MTS and the one popular in a certain area. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the local brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

Traditional fixed line business

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In 2013 MGTS continued realization of its long-term modernization program on GPON, therefore, the biggest part of advertising budget was spent on convergent products promotion like Double and Triple Play (an offer bundling two and three services) with the use of GPON technology. GPON allows us to provide higher quality services than our competitors and to increase the number of our subscribers and revenue from Internet and pay-TV services in Moscow. By the end of 2013, more than 708,000 subscribers were transferred to GPON.

        In 2014, we are continuing the development of GPON technology and aim to double the number of our subscribers by the end of the year.

Competition

        We compete with a number of fixed line telecommunications operators servicing Moscow, St. Petersburg and other major Russian cities. Moscow is the largest and most competitive of these markets. Our primary competitors include:

  •
  Vimpelcom, which is also one of our primary competitors in the Russian mobile communications market, offers voice, data and Internet services to corporates, operators and residential subscribers in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan. We compete with Vimpelcom in the corporate, operator and residential fixed line telecommunications markets in Moscow and in certain other regions of Russia where we are present, including, among others, St. Petersburg, Rostov, Nizhny Novgorod, Ekaterinburg and Krasnodar.

  •
  Rostelecom, Russia's largest national fixed line telecommunications operator with presence in all Russian regions. We compete with Rostelecom in the corporate, operator and residential fixed line telecommunications markets in all regions where we operate in Russia. We also compete with Rostelecom in the mobile telecommunications market.

  •
  Akado Group, provider of pay-TV, broadband Internet and digital telephony in Moscow. We compete with the Akado Group primarily in the residential fixed line telecommunications markets in Moscow and Ekaterinburg.

  •
  MegaFon, which acquired operators Synterra and Net-by-Net, and offers services in the operator, corporate and residential fixed line telecommunications markets in Moscow, St. Petersburg, and other regions.

  •
  Er-Telecom, voice telephony, broadband and TV operator. We compete with Er-Telecom in the corporate and residential fixed line telecommunications market in St.-Petersburg, Novosibirsk, Omsk, N.Novgorod, Ekaterinburg, Kazan, Novosibirsk, Chelyabinsk and other regions.

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators (including both alternative and incumbent operators) in Moscow as of December 31, 2013:

MTS	9%
MGTS	13%
Vimpelcom	22%
Megafon (Synterra)	6%
Orange	4%
Akado	9%
Rostelecom (incl. RTCOMM)	15%
Other	22%

Total	100%

Source: Direct INFO

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators (including both alternative and incumbent operators) for voice services in Russia as of December 31, 2013:

Company	Russia
MTS	13%
Rostelecom	75%
Other	12%

Total	100%

Source: Direct INFO

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2013, it provided local voice telephony services for approximately 95% of all residential subscribers in Moscow, according to Direct INFO.

        In the alternative voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2013, broadband Internet penetration of households was 54% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2013:

Company	Russia
MTS	8%
Akado	3%
Vimpelcom	8%
Er-Telecom	9%
Rostelecom (including OJSC «National Cable Networks»)	34%
Other	38%

Total	100%

Source: Direct INFO

Pay-TV

        According to Direct INFO, as of December 31, 2013, pay-TV penetration was 65% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2013:

Company	Russia
MTS	8%
Akado	3%
Rostelecom	21%
Tricolor TV	28%
Vimpelcom	3%
Er-Telecom	7%

Other	30%
Total	100%

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

Network Infrastructure

The transport network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure, based on 100G technology, and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 147,000 km, which also allows us to operate an optical transport network using dense wavelength division multiplexing technology.

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

Alternative fixed line business

        The network infrastructure we maintain in Moscow is substantially different to the infrastructures we use in the regions. In Moscow, we have primarily grown organically, while our regional development has largely been through the acquisition of companies with different business models and a focus on different services. As a result, the network infrastructures in the regions outside Moscow and the technologies used to support such infrastructures are different from the network infrastructure established in Moscow and which we currently own.

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

        As of December 31, 2012, our wireless broadband network in Moscow and the Moscow Region included 60 base stations in the 5 GHz frequency band. Our radio-relay communication lines included 25 links and it also had 115 Internet hot-spots using Wi-Fi technology as of December 31, 2013.

Russian Regions

        As of December 31, 2013, outside of Moscow and the Moscow Region, we provide cable Internet access to 7.8 million households and cable TV access 8.6 million households. Among the access equipment used are Ethernet switches, IP DSLAM, ONT (PON) and Optical Receivers. We mainly use FTTB technology for internet access, which can provide speeds up to 1 Gb/se and about 500 channel CATV. In 2011, we started to roll-out DVB-C technology for cable TV service. In 2013, we started to roll-out a hybrid TV service.

        In Moscow and regions as an Internet traffic supplier, we mainly use MTS own IP Backbone network described in the "transport network" section.

        The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of "collocation" method.

Principal suppliers

        Our principal suppliers are Ericsson, Nvision Group, our related party, Cisco Systems , Huawei, Nokia Siemens Networks for switching equipment; ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV (Ericsson), Irdeto for broadcasting equipment. All of our equipment is supplied directly through authorized dealers.

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

        The Federal Law on Communications came into force on January 1, 2004, and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to the enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. The lack of interpretive guidance from the regulatory authorities regarding the new regulations and the uncertainty surrounding their compatibility with the regulations still in effect impedes our ability to assess effectively the full impact of the new regulations under the Federal Law on Communications on our business.

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

Regulatory Authorities

        The Russian telecommunications industry is regulated by several governmental agencies. These agencies form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the large-scale restructuring of the Russian government in March 2004 and subsequent restructuring in May 2008. The system of regulation is still evolving and further changes are expected. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Countries of Operation—Political and Social Risks—Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 6,000 (equivalent to $181 as of December 31, 2013) for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

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

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 dated October 12, 2004 (as amended) manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties. Failure to receive such certification could result in the mandatory cessation of the use of such equipment.

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

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000. In addition, our subsidiary Comstar-regions was added to the Register of Natural Monopolies in 2009. As a result, MGTS and Comstar-regions are subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

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

        In addition, FAS is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies included in this register may become subject to certain restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. We are categorized by FAS as a company with a market share exceeding 35% in Ivanovo Region, Magadan Region, Sakhalin Region, Udmurt Republic and Nenets Autonomous District. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

        The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. Comstar-UTS and MGTS were added to the register of telecommunications operators occupying a substantial position in 2005 and 2006, respectively. After the exclusion of Comstar-UTS from the register in February 18, 2013 MGTS is subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

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

Mobile Number Portability

        On December 1, 2013, a mobile number portability law came in force within the Russian Federation. It allows subscribers, whether corporate or individuals, to retain their mobile telephone numbers when switching from one mobile network operator to another. This may lead to the reallocation of the mobile subscriber base in Russian Federation among existing operators and may lead to intensification of competition and an increase in our costs. Also see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—Regulatory changes in Russia, including the reduction of settlement rate, the mobile number portability principle and others may have a material adverse effect on our financial condition and results of operations."

Regulation in Ukraine

Regulatory Authorities

        Administration of State Service on Special Communications and Information Protection of Ukraine. This body is responsible mainly for establishing and overseeing technical policies and standards in the sphere of telecommunications. Previously these functions were carried out by the State Communications Administration.

        The NCCIR.    The functions of the NCCIR were formerly carried out by the NCRC (National Commission for Communications Regulation of Ukraine). Established by a Decree of the President of Ukraine in August 2004, the NCRC was vested with the powers of the central regulatory body in the sphere of telecommunications on January 1, 2005 pursuant to the Telecommunications Law described below. It consisted of seven members and a chairperson. The NCRC commenced its activity in April 2005 when the chairperson and its members were appointed as required by the Telecommunications Law.

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

        The State Center for Radio Frequencies of Ukraine (the "SCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The SCRF also monitored use of the frequencies and continued monitoring compliance with the license terms and carried out physically inspections of operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile telephones.

        The State Inspection of Communications (the "SIC"), established by the new Telecommunications Law, was a division of the NCRC. The SIC was responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC also monitored compliance with license terms, physically inspected operators and providers of telecommunications services and, together with the SCRF, reviewed cases relating to administrative violations in the areas of telecommunications and radio frequencies. In July 2011, the SIC was abolished, and inspectors tasked with supervision were re-assigned to the NCCIR.

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

        In July 2010, the Telecommunications Law was amended with provisions on mobile number portability and national roaming obligations. In April 2013 the NCCIR (formerly NCRC) adopted regulations which allow subscribers to retain their mobile telephone numbers when switching from one mobile telecommunications operator to another.

        On August 25, 2011, the NCCIR enacted national roaming regulations. Accordingly, telecommunications operators were permitted to conclude agreements on national roaming and prescribed to provide this service as described in the regulations (e.g., must inform users on roaming prices and maintain quality of service on the same level for own subscribers and subscribers of operators with whom roaming agreements are signed). Foreign investments in Ukrainian telecommunications operators are not limited; however, in order to provide telecommunications services in Ukraine an entity must be located on the territory of Ukraine and registered in accordance with Ukrainian legislation.

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

        Following the election of Viktor Yanukovich as Ukraine's new President in February 2010, a working group was created in order to fulfill the assignment of Ukraine's Cabinet of Ministers regarding the conversion of frequencies.

        In October 2010, the NCRC proposed an updated plan that stipulates carrying out the conversion within eight months of November 2010 and at a cost of 841 million hrivnias in one stage by means of releasing the whole 100 MHz frequency range. In March 2011, the NCRC developed a draft regulation (which has yet to be approved by the Ukrainian government) for the compensation of costs incurred by various governmental agencies (including the Ministry of Defense) that currently hold frequencies to be converted. In 2012, the NCCIR was planning to determine the specific requirements of a public tender for the sale of frequencies for the development of 3G networks. The tender was not held in 2012 and is currently on hold. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our inability to obtain a UMTS license in Ukraine on commercially reasonable terms, or at all, may negatively affect our competitive position in Ukraine."

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

        Telecommunications operators' activities are subject to strict regulations, especially regarding electromagnetic compatibility; construction and technical maintenance of a telecommunications network must be carried out in accordance with specific regulations applicable in Ukraine. Telecommunications operators must submit periodic reports to the NCCIR on the amount and quality of services provided under the telecommunications license. We believe that we are in compliance with the applicable laws and regulations related to our Ukrainian licenses.

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

        Decisions of the NCCIR with respect to the termination of licenses may be appealed to a court.

        MTS' Ukraine license to construct and maintain the telecommunication network and provide services using such network was due to expire on December 3, 2013. In October 2013, MTS Ukraine submitted an application to the NCCIR requesting the renewal of the license. On October 15, 2013, the NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in the telecommunications sphere. On October 21, 2013, MTS Ukraine filed a lawsuit against the NCCIR with a demand to renew the license. On November 19, 2013, a court decision was issued in favour of MTS Ukraine. The decision obliged the NCCIR to renew the license. The NCCIR appealed against the court decision. On January 15, 2014, the court of appeal issued a judgement in which the court refused to sustain the NCCIR appeal. On January 28, 2014, the NCCIR renewed MTS Ukraine license until December, 2018. On January 27, 2014, the NCCIR filed anappeal against the court of appeals' order. The NCCIR's appeal is yet to be considered.

Equipment Certification

        For installation on a telecommunications network either the manufacturer or the vendor must provide the operator with a document of confirmation to the normative documents compliance and documentary confirmation of inclusion in the registry of technical equipment that can be used in the telecommunication network. The Administration of State Service on Special Communications and Information Protection of Ukraine sets the technical standards for equipment designed for use in telecommunications networks in Ukraine.

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

        According to AC&M-Consulting, MTS Ukraine had a 37.5% market share of the wireless communications market in Ukraine as of December 31, 2013.

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

        In June 2010, the AMC confirmed a finding dating back to May 2009 that eight mobile operators, including MTS Ukraine and its closest competitors, have a dominant position on the market for interconnecting to their own mobile networks. As a result, the interconnect fees charged by these operators, including MTS Ukraine, for termination of calls on their networks are currently regulated by the NCCIR. In February 2010, the NCRC approved interconnect rates for telecommunications operators found by the AMC to have a dominant position. Thus, MTS Ukraine was obligated to charge interconnect rates established by the NCRC, which were 0.35-0.40 hryvnias per minute excluding VAT (approximately RUB 0.011—RUB 0.012 as of December 31, 2013). See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations."

        In December 2010, the Telecommunications Law was amended to introduce the term "significant market power operator." An operator qualifies as a SMP operator if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period. An operator can be classified as a significant market power operator on either the fixed telecommunications market, the mobile telecommunications market, or on both. Such an amendment could allow the NCCIR to recognize certain operators, including us, as operators with significant market power (rather than operators with dominant positions) and to regulate consequently their fees for traffic transfer services (rather than interconnect fees for termination of calls on the operators' networks).

        In July 2010, the term "significant market power operator" was changed by the amendment to the Telecommunications Law which came into effect on January 1, 2011. From this date, the significant market power operator will be qualified in the market which is defined by NCCIR.

        On October 20, 2011, the NCCIR issued a decision, which recognizes all mobile operators, including MTS Ukraine, as SMP operators on the market of call termination on their own networks.

        On December 1, 2011, the NCCIR approved an interconnect rate of 0.36 hrivnias per minute excluding VAT (approximately RUB 0.011 as of December 31, 2013) which came into effect on January 1, 2012, for all SMP operators on the market of call termination on their own networks.

        The Telecommunications Law also extends the power of the NCCIR to receive financial and economic data from telecommunications operators. Such information allows the NCCIR to analyze the Ukrainian telecommunications services market in order to determine which operators (if any) have a dominant position and which ones (if any) are significant market power operators for purposes of regulating fees such operators can charge for interconnect and traffic transfer services. In addition, the financial and economic data permits the NCCIR to better regulate the interaction of operators with regard to traffic transfer services and to assist without court dispute settlement. New amendments to the Telecommunications Law also set forth the methodology for fee determination that can be charged for traffic transfer services based largely on a calculation that includes an operator's base cost plus profit level of certain services. Furthermore, in order to prevent "dumping" fees, operators that do not have a dominant position nor significant market power are prohibited under the Telecommunications Law from charging fees less than those charged by the regulated entities, but can charge more if they choose.

        Due to the currently large market shares held by MTS Ukraine and Kyivstar in Ukraine, we believe that the AMC may determine that only these two operators (and not the current eight operators) have dominant positions on the market. If so, we and Kyivstar would remain the only regulated operators in Ukraine and, as a result, we could suffer a significant decrease in our interconnect revenues as well as an increase in the interconnect fees we pay to other operators not deemed to have a dominant position or significant market power.

        On December 30, 2011, the AMC commenced an investigation of the telecommunications services market for the purpose of determining dominant market force abuse by MTS Ukraine in relation to international roaming services. During the investigation, MTS Ukraine has been continuously providing the AMC with documents and information officially requested by the AMC. A similar investigation was commenced in relation to our main competitor in Ukraine, Kyivstar. In the event that the AMC finds any operator has abused its dominant market force in relation to international roaming services, it could fine such an operator for up to 10% of its revenue for the previous year, calculated in accordance with local accounting principles.

        On September 27, 2012, the AMC commenced an investigation into the telecommunications services market for the purpose of determining any abuse of a dominant market position by MTS Ukraine in relation to national mobile communications services. During the investigation, MTS Ukraine has been continuously providing the AMC with documents and information officially requested by the AMC. A similar investigation was commenced in relation to our main competitor in Ukraine, Kyivstar. In the event that the AMC finds any operator in abuse of its dominant market force in relation to international roaming services, it could fine such an operator for up to 10% of its revenue for the previous year, calculated in accordance with National Accounting Regulations (Standards) ("NR(S)AU").

        On December 19, 2012, the AMC issued a mandatory recommendation following its international roaming services investigation. According to this recommendation, MTS Ukraine is obliged to decrease its tariffs on international roaming services to a competitive level. In January 2013, MTS Ukraine provided the AMC with the required information, necessary for fulfill this recommendation.

        The cases on international roaming services and national mobile communications services have been closed, with MTS Ukraine receiving the relevant notices from the AMC on February 8, 2013 and February 11, 2013, respectively.

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

        Although there are no additional regulations limiting the rates at which tariffs may be set for wireless telecommunications services, if the Antimonopoly Committee believes competition laws are violated, it can assert that tariffs are unfair and injurious to market competition. In such cases, the AMC may, inter alia, request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff scheme, and impose fines on the company for an infringement.

        Subject to the above, wireless operators are free to set tariffs at levels they consider appropriate.

Interconnect

        Interconnect activity is regulated by the NCCIR. Operators may provide offers for interconnect to the NCCIR, and the NCCIR is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant position on the market are obliged to submit interconnect offers to the NCCIR for each catalog.

        Interconnect is made pursuant to interconnect agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant position cannot refuse an offer to conclude an interconnect agreement with another operator, if the offeror has offered points of interconnect that were previously published by the NCCIR in the catalog of interconnect proposals.

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

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market. The last analysis of the market was carried out in October 2013. As a result of this analysis, 345 fixed and 7 mobile operators were defined as SMP-operators. The interconnect rates charged by SMP-operators have remained in place since January 1, 2012.

Licenses

Mobile Services

        The following table shows, as of March 1, 2014, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Moscow Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Leningrad Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Arkhangelsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Astrakhan Region	MTS OJSC	December 11, 2018	MTS OJSC	October 18, 2016
Bashkortostan Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Belgorod Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Bryansk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chuvashia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Chechen Republic	—	—	MTS OJSC	April 28, 2016
Dagestan Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Ivanovo Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Ingushetia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2018
Kaliningrad Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kalmykia Republic	MTS OJSC	January 25, 2016	MTS OJSC	December 30, 2018
Kaluga Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Karelia Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kirov Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Komi Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Kostroma Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Krasnodar Region	MTS OJSC	May 30, 2017	MTS OJSC	May 30, 2017
Kursk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Lipetsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Mari-El Republic	MTS OJSC	January 15, 2017	MTS OJSC	January 15, 2017
Mordovia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Murmansk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Nenetsk AutonomousDistrict	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Nizhny Novgorod Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Novgorod Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Orel Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Orenburg Region	MTS OJSC	April 28,2018	MTS OJSC	April 28, 2018
Penza Region	MTS OJSC	May 6, 2021	—	—
Perm Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Pskov Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Rostov Region	MTS OJSC	July 1, 2015	MTS OJSC	July 1, 2015
Ryazan Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Samara Region	MTS OJSC	December 30, 2017	MTS OJSC	December 30, 2017
Saratov Region	MTS OJSC	July 11, 2017	MTS OJSC	July 11, 2017
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2016	MTS OJSC	September 1, 2016
Smolensk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Stavropol Region	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Tambov Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tatarstan Republic	MTS OJSC	June 26, 2017	MTS OJSC	June 26, 2017
Tula Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tver Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Udmurt Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Ulyanovsk Region	MTS OJSC	May 6, 2021	MTS OJSC	December 30, 2018
Vladimir Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Volgograd Region	—	—	MTS OJSC	October 4, 2016
Vologda Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Voronezh Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Yaroslavl Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Asian Russia
Altai Region	MTS OJSC	September 8, 2015	MTS OJSC	September 8, 2015
Altai Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2018
Amur Region	MTS OJSC	April 282018	MTS OJSC	April 28, 2018
Buryatiya Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chelyabinsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Zabaykalsky Region	Sibintertelecom CJSC	June 5, 2014	Sibintertelecom CJSC	June 5, 2014
Zabaykalsky Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chukotsk Autonomous Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Jewish Autonomous Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Irkutsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kamchatka Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kemerovo Region	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Khabarovsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Khakassiya Republic	MTS OJSC	September 13, 2016	MTS OJSC	September 13, 2016
Khanty-Mansiysk Autonomous District	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Krasnoyarsk Region	MTS OJSC	May 7, 2018	MTS OJSC	May 7, 2018
Kurgan Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Magadan Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Novosibirsk Region	MTS OJSC	February 21, 2017	MTS OJSC	February 21, 2017

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Omsk Region	MTS OJSC	December 20, 2016	MTS OJSC	December 20, 2016
Primorsky Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sakhalin Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sverdlovsk Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tomsk Region	MTS OJSC	June 5, 2018	MTS OJSC	June 5, 2018
Tyumen Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tyva Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2018
Yamalo-Nenetsk Autonomous Region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Ukraine
Ukraine	MTS Ukraine PrJSC	December 3, 2018	MTS Ukraine PrJSC	December 3,2018
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Turkmenistan
Turkmenistan	BCTI	July 27, 2015	BCTI	July 27, 2015
Belarus
Belarus	Mobile	April 30, 2022	Mobile	April 30, 2022
	Telesystems		Telesystems
	LLC		LLC

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Khabarovsk Territory	MTS OJSC	April 28, 2018
Moscow, Moscow Region	MTS OJSC	April 28, 2018
Turkmenistan	MTS-Turkmenistan	July 27, 2015
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PrJSC	September 27, 2026

LTE

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	July 25, 2022
Moscow, Moscow Region	MTS OJSC	December 29, 2016
Armenia	K-Telecom CJSC	November 4, 2019

Mobile Virtual Network

License Region	Licensee	Expiry date
Moscow Region, Moscow	MTS OJSC	April 16, 2017
Moscow Region, Moscow	MGTS	August 2, 2018

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Uzbekistan, see Note 4 to our audited consolidated financial statements). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Services

        The following table shows, as of March 1, 2013, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MGTS	Moscow	No. 112865	December 11, 2018
MGTS	Moscow	No. 73888	July 28, 2015
MTS OJSC	Moscow	No. 94370	March 30, 2017
MTS OJSC	Russian Federation	No. 104893	February 16, 2020
MTS OJSC	Moscow Region	No. 94371	March 30, 2017
MTS OJSC	Moscow	No. 87181	February 16, 2016
MTS OJSC	Moscow Region	No. 87182	November 21, 2015
MTS OJSC	Rostov Region	No. 110869	August 1, 2018
MTS OJSC	Severnaya Osetia-Alania Republic	No. 110870	August 1, 2018
MTS OJSC	Krasnodar Region	No. 110871	August 1, 2018
MTS OJSC	Bashkortostan Republic	No. 77972	November 21, 2015
MTS OJSC	Astrakhan Region	No. 114620	January 19, 2019
MTS OJSC	Kemerovo Region	No. 114621	January 19, 2019
MTS OJSC	Arkhangelsk Region	No. 114622	January 19, 2019
MTS OJSC	Vologda Region	No. 114623	January 19, 2019
MTS OJSC	Kaliningrad Region	No. 114624	January 19, 2019
MTS OJSC	Karelia Republic	No. 114628	January 19, 2019
MTS OJSC	Murmansk Region	No. 114625	January 19, 2019
MTS OJSC	Novgorod Region	No. 114629	January 19, 2019
MTS OJSC	St. Petersburg	No. 114626	January 19, 2019
MTS OJSC	Komi Republic	No. 114627	January 19, 2019
MTS OJSC	Volgograd Region	No. 115176	March 4, 2019
MTS OJSC	Omsk Region	No. 90203	October 4, 2016
MTS OJSC	Tomsk Region	No. 104900	February 27, 2018
MTS OJSC	Altai Region	No. 104899	February 27, 2018
MTS OJSC	Krasnoyarsk Region	No. 104895	February 27, 2018
MTS OJSC	Novosibirsk Region	No. 104898	February 27, 2018
MTS OJSC	Khakassiya Republic	No. 88183	June 6, 2016
MTS OJSC	Kaluga Region	No. 87186	July 3, 2015
MTS OJSC	Tyumen Region	No. 100908	August 31, 2017
MTS OJSC	Volgograd Region	No. 90196	November 17, 2016
MTS OJSC	Irkutsk Region	No. 90208	October 24, 2016
MTS OJSC	Sakhalin Region	No. 90197	October 24, 2016
MTS OJSC	Primorsky Region	No. 90198	October 24, 2016
MTS OJSC	Bashkortostan Republic	No. 77981	September 8, 2015
MTS OJSC	Bashkortostan Republic	No. 92587	March 5, 2017
MTS OJSC	Kemerovo Region	No. 113543	December 26, 2018
MTS OJSC	Omsk Region	No. 90201	October 4, 2016
MTS OJSC	Udmurt Republic	No. 90202	October 4, 2016
MTS OJSC	Ryazan Region	No. 75034	July 3, 2015
MTS OJSC	Voronezh Region, Orel Region	No. 101773	October 24, 2017
MTS OJSC	Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 104896	February 7, 2018
MTS OJSC	Severnaya Osetia-Alania Republic	No. 97615	June 5, 2017
MTS OJSC	Dagestan Republic	No. 97616	June 5, 2017
MTS OJSC	Tver Region	No. 104894	February 27, 2018

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Smolensk Region	No. 104897	February 27, 2018
MTS OJSC	Buryatiya Republic	No. 105547	April 18, 2018
MTS OJSC	Saratov Region	No. 105548	April 18, 2018
MTS OJSC	Zabaykalsky Region	No. 75297	May 6, 2015
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 94373	April 17, 2017
MTS OJSC	Kaliningrad Region	No. 104022	December 17, 2017
MTS OJSC	Krasnoyarsk Region	No. 90204	October 24, 2016
MTS OJSC	Yaroslavl Region	No. 90185	October 24, 2016
MTS OJSC	Ivanovo Region	No. 90212	October 24, 2016
MTS OJSC	Astrakhan Region	No. 90199	October 24, 2016
MTS OJSC	Rostov Region	No. 90205	October 24, 2016
MTS OJSC	Krasnodar Region	No. 90213	October 24, 2016
MTS OJSC	Chelyabinsk Region	No. 90190	October 24, 2016
MTS OJSC	Perm Region	No. 90206	October 24, 2016
MTS OJSC	Kurgan Region	No. 90214	October 24, 2016
MTS OJSC	Khanty-Mansiysk Autonomous District	No. 90215	October 24, 2016
MTS OJSC	Tomsk Region	No. 90189	October 24, 2016
MTS OJSC	Novosibirsk Region	No. 90209	October 24, 2016
MTS OJSC	Altai Region	No. 90191	October 24, 2016
MTS OJSC	Samara Region	No. 90210	October 24, 2016
MTS OJSC	Orenburg Region	No. 90192	October 24, 2016
MTS OJSC	Tatarstan Republic	No. 90207	October 24, 2016
MTS OJSC	Nizhny Novgorod Region	No. 90193	October 24, 2016
MTS OJSC	Kirov Region	No. 90188	October 24, 2016
MTS OJSC	Komi Republic	No. 90187	October 24, 2016
MTS OJSC	Sakha Republic (Yakutia)	No. 90186	October 24, 2016
MTS OJSC	Khabarovsk Region	No. 90194	October 24, 2016
MTS OJSC	Amur Region	No. 90195	October 24, 2016
MTS OJSC	Saratov Region	No. 97004	March 15, 2017
MTS OJSC	Udmurt Republic	No. 97009	March 15, 2017
MTS OJSC	Orenburg Region	No. 97025	March 15, 2017
MTS OJSC	Penza Region	No. 97010	March 15, 2017
MTS OJSC	Sverdlovsk Region	No. 97037	March 15, 2017
MTS OJSC	Tambov Region	No. 97011	March 15, 2017
MTS OJSC	Kaluga Region	No. 97036	March 15, 2017
MTS OJSC	Irkutsk Region	No. 97008	March 15, 2017
MTS OJSC	Khabarovsk Territory	No. 97012	March 15, 2017
MTS OJSC	Orel Region	No. 103568	March 03, 2017
MTS OJSC	Belgorod Region	No. 103569	March 03, 2017
MTS OJSC	Primorsky Region	No. 97026	March 15, 2017
MTS OJSC	Kirov Region	No. 97043	March 15, 2017
MTS OJSC	Altai Republic	No. 96181	February 17, 2017
MTS OJSC	Moscow Region	No. 92135	October 12, 2016
MTS OJSC	Moscow	No. 94369	March 30, 2017
MTS OJSC	Kursk Region	No. 110741	December 18, 2014
MTS OJSC	Ivanovo Region	No. 110696	November 24, 2014
MTS OJSC	Kurgan Region	No. 117814	February 17, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Tyumen Region, Yamalo-Nenetsk Autonomous Region	No. 110713	December 01, 2015
MTS OJSC	Samara Region	No. 110740	December 31, 2014
MTS OJSC	Voronezh Region	No. 110735	November 24, 2014
MTS OJSC	Leningrad Region	No. 110745	December 17, 2016
MTS OJSC	Chelyabinsk Region	No. 110711	December 15, 2015
MTS OJSC	Ulyanovsk Region	No. 110710	December 15, 2015
MTS OJSC	Perm Region	No. 110707	December 15, 2015
MTS OJSC	Rostov Region	No. 110743	September 14, 2015
MTS OJSC	Tyumen Region, Yamalo-Nenetsk Autonomous Region	No. 110704	December 01, 2015
MTS OJSC	Ulyanovsk Region	No. 110736	February 28, 2017
MTS OJSC	Mari El Republic	No. 109494	April 11, 2018
MTS OJSC	Chuvashia Republic	No. 109493	April 11, 2018
MTS OJSC	Tyva Republic	No. 110499	May 18, 2018
MTS OJSC	Tambov Region	No. 110744	February 28, 2017
MTS OJSC	Penza Region	No. 116023	March 14, 2017
MGTS	Moscow	No. 108069	July 10, 2018
MGTS	Moscow Region	No. 115208	April 17, 2019
MGTS	Moscow Region	No. 115207	April 17, 2019
Comstar Regions	Ryazan Region	No. 79714	December 23, 2015
Comstar Regions	Khanty Mansiysk Autonomous District-Yugra	No. 109133	December 1, 2015
Comstar Regions	Sverdlovsk Region	No. 84299	April 28, 2016
Comstar Regions	Khanty Mansiysk Autonomous District-Yugra	No. 109136	December 1, 2015
Comstar Regions	Sverdlovsk Region	No. 82418	March 15, 2016
Comstar Regions	Ryazan Region	No. 94386	February 9, 2017
Comstar Regions	Sverdlovsk Region	No. 77303	October 1, 2015
Telematic Services
MTS OJSC	Russian Federation	No. 101246	July 25, 2022
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78184	August 13, 2015
MTS OJSC	Mari El Republic	No. 77976	September 14, 2015
MTS OJSC	Volgograd Region	No. 75029	May 30, 2015
MTS OJSC	Primorsky Region	No. 79704	December 21, 2015
MTS OJSC	Sakhalin Region, Magadan Region, Kamchatka Region, Buryatiya Republic	No. 75027	June 17, 2015
MTS OJSC	Zabaykalsky Region	No. 67990	June 5, 2014
MTS OJSC	Stavropol Region	No. 73258	May 26, 2015
MTS OJSC	Samara Region	No. 73944	May 26, 2015
MTS OJSC	Saratov Region	No. 73941	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73940	May 31, 2015
MTS OJSC	Kemerovo Region	No. 73007	May 31, 2015
MTS OJSC	Astrakhan Region	No. 75713	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75711	July 15, 2015
MTS OJSC	Kalmykia Republic	No. 75709	July 28, 2015
MTS OJSC	Chechen Republic	No. 104023	December 6, 2017
MTS OJSC	Krasnoyarsk Region	No. 108065	May 7, 2018

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Tyva Republic	No. 75705	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75701	July 15, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77982	September 14, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77978	September 14, 2015
MTS OJSC	Rostov Region	No. 77973	October 26, 2015
MTS OJSC	Komi Republic, Perm Region, Orenburg Region, Orel Region, Nizhny Novgorod Region, Lipetsk Region, Moscow, Kostroma Region, Smolensk Region, Kirov Region, Kaluga Region, Ivanovo Region, Bryansk Region, Belgorod Region, Moscow Region, Kursk Region, Voronezh Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty-Mansiysk Autonomous District, Chelyabinsk Region, Pskov Region, Yaroslavl Region, Ryazan Region, Vladimir Region, Udmurt Republic, Tver Region, Tula Region, Tambov Region, Yamalo-Nenetsk Autonomous Region, Amur Region	No. 80186	February 15, 2016
MTS OJSC	Bashkortostan Republic	No. 86010	June 21, 2016
MTS OJSC	Khabarovsk Region	No. 75033	June 17, 2015
MTS OJSC	Novosibirsk Region	No. 82395	April 13, 2016
MTS OJSC	Khakassiya Republic	No. 75000	June 17, 2015
MTS OJSC	Tomsk Region	No. 75032	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75031	July 15, 2015
MTS OJSC	Tatarstan Republic	No. 75697	July 15, 2015
MTS OJSC	Vologda Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 90184	October 4, 2016
MTS OJSC	Altai Region	No. 91422	December 1, 2016
MTS OJSC	Altai Republic	No. 96857	May 22, 2017
MTS OJSC	Penza Region	No. 74091	April 1, 2015
MGTS	Moscow, Moscow Region	No. 90226	December 11, 2016
Comstar Regions	Khanty-Mansiysk Autonomous District-Yugra	No.111594	December 1, 2015
Comstar Regions	Sverdlovsk Region	No. 82417	March 15, 2016
Comstar Regions	Ryazan Region	No. 92023	December 10, 2016
Leased Communications Circuits
MTS OJSC	Rostov Region	No. 110872	October 2, 2018
MTS OJSC	Mari El Republic	No. 77975	October 5, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Zabaykalsky Region, Sakha Republic (Yakutia), Khabarovsk Region	No. 78822	November 21, 2015
MTS OJSC	Magadan Region	No. 96042	May 21, 2017
MTS OJSC	Irkutsk Region	No. 96040	May 21, 2017
MTS OJSC	Koryakski Autonomous Region, Kamchatka Region	No. 96043	May 21, 2017
MTS OJSC	Sakhalin Region	No. 76588	August 25, 2015
MTS OJSC	Buryatiya Republic	No. 76589	August 25, 2015
MTS OJSC	Primorsky Region	No. 73005	May 10, 2015
MTS OJSC	Tver Region, Kostroma Region, Komi Republic, Moscow Region, Moscow	No. 111802	November 24, 2018
MTS OJSC	Penza Region	No. 81729	December 1, 2015
MTS OJSC	Aginski-Buryat Autonomous District	No. 81728	December 1, 2015
MTS OJSC	Ulyanovsk Region, Saratov Region, Samara Region	No. 73942	May 31, 2015
MTS OJSC	Stavropol Region, Astrakhan Region	No. 73259	May 31, 2015
MTS OJSC	Dagestan Republic	No. 96041	May 21, 2017
MTS OJSC	Volgograd Region, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic	No. 105546	April 18, 2018
MTS OJSC	Krasnoyarsk Region	No. 108062	May 7, 2018
MTS OJSC	Bashkortostan Republic	No. 108063	May 7, 2018
MTS OJSC	Tatarstan Republic	No. 108060	May 7, 2018
MTS OJSC	Tomsk Region, Kemerovo Region	No. 108064	May 7, 2018
MTS OJSC	Severnaya Osetia-Alania Republic, Kalmykia Republic	No. 108061	May 7, 2018
MTS OJSC	Chuvashia Republic	No. 75707	July 28, 2015
MTS OJSC	Tyva Republic	No. 75706	July 28, 2015
MTS OJSC	Vladimir Region, Tula Region, Smolensk Region, Ryazan Region, Pskov Region, Kaluga Region	No. 77974	October 7, 2015
MTS OJSC	Yaroslavl Region, Nizhny Novgorod Region, Kirov Region, Ivanovo Region	No. 77977	October 13, 2015
MTS OJSC	Krasnodar Region, Adygeya Republic	No. 75703	July 15, 2015
MTS OJSC	Russian Federation	No. 94560	December 29, 2016
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Kurgan Region, Khanty-Mansiysk Autonomous District, Chelyabinsk Region, Amur Region, Udmurt Republic, Tambov Region, Perm Region, Orenburg Region	No. 82394	April 13, 2016
MTS OJSC	Mordovia Republic	No. 78823	December 23, 2015
MTS OJSC	Novosibirsk Region, Altai Republic, Altai Region	No. 76586	July 28, 2015
MTS OJSC	Khakassiya Republic	No. 74998	June 17, 2015
MTS OJSC	Kaliningrad Region	No. 92589	March 1, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Vologda Region, Novgorod Region, Yamalo-Nenetsk Autonomous Region, Murmansk Region, Karelia Republic, Arkhangelsk Region, Leningrad Region, St. Petersburg	No. 92586	March 1, 2017
MTS OJSC	Omsk Region	No. 91421	December 27, 2016
MTS OJSC	Chukotsk Autonomous Region	No. 68959	August 6, 2014
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 68431	July 2, 2014
MGTS	Moscow	No. 111816	December 11, 2018
Comstar Regions	Sverdlovsk Region	No. 77302	October 15, 2015
Comstar Regions	Khanty-Mansiysk Autonomous District-Yugra	No. 111596	December 15, 2015
Comstar Regions	Ryazan Region	No. 92020	December 10, 2016
Data Transmission Services
MTS OJSC	Russian Federation	No. 101248	July 25, 2022
MTS OJSC	Kamchatka Region, Irkutsk Region, Jewish Autonomous Region, Chukotsk Autonomous Region	No. 78185	August 13, 2015
MTS OJSC	Zabaykalsky Region	No. 67991	June 5, 2014
MTS OJSC	Mari El Republic	No. 77971	September 14, 2015
MTS OJSC	Altai Region	No. 111800	October 31, 2018
MTS OJSC	Volgograd Region	No. 74996	June 30, 2015
MTS OJSC	Sakhalin Region, Magadan Region, Kamchatka Region, Buryatiya Republic	No. 75026	June 17, 2015
MTS OJSC	Primorsky Region	No. 79703	December 21, 2015
MTS OJSC	Stavropol Region	No. 73856	May 26, 2015
MTS OJSC	Samara Region	No. 73943	May 26, 2015
MTS OJSC	Kemerovo Region	No. 73006	May 31, 2015
MTS OJSC	Saratov Region	No. 73939	May 31, 2015
MTS OJSC	Ulyanovsk Region	No. 73938	May 31, 2015
MTS OJSC	Astrakhan Region	No. 75712	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75710	July 15, 2015
MTS OJSC	Chechen Republic	No. 104020	December 6, 2017
MTS OJSC	Krasnoyarsk Region	No. 108058	May 7, 2018
MTS OJSC	Kalmykia Republic	No. 75708	July 28, 2015
MTS OJSC	Tyva Republic	No. 75704	July 28, 2015
MTS OJSC	Krasnodar Region	No. 75702	July 15, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77979	September 14, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77980	September 14, 2015
MTS OJSC	Rostov Region	No. 82396	April 3, 2016
MTS OJSC	Bashkortostan Republic	No. 75001	June 30, 2015
MTS OJSC	Khabarovsk Region	No. 75028	May 31, 2015
MTS OJSC	Altai Republic	No. 75700	July 15, 2015
MTS OJSC	Novosibirsk Region	No. 75699	July 15, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Khakassiya Republic	No. 74999	June 17, 2015
MTS OJSC	Tomsk Region	No. 74997	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75030	June 17, 2015
MTS OJSC	Tatarstan Republic	No. 75698	July 15, 2015
MTS OJSC	Yamalo-Nenetsk Autonomous Region, Tyumen Region, Sverdlovsk Region, Omsk Region, Kurgan Region, Khanty-Mansiysk Autonomous District, Chelyabinsk Region, Perm Region	No. 93682	April 17, 2017
MTS OJSC	Orenburg Region	No. 93684	April 17, 2017
MTS OJSC	Udmurt Republic, Nizhny Novgorod Region, Kirov Region	No. 93685	April 17, 2017
MTS OJSC	Moscow, Moscow Region	No. 93680	April 17, 2017
MTS OJSC	Amur Region	No. 93681	April 17, 2017
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 93686	April 17, 2017
MTS OJSC	Yaroslavl Region, Vladimir Region, Tver Region, Tula Region, Tambov Region, Smolensk Region, Ryazan Region, Kostroma Region, Kaluga Region, Ivanovo Region	No. 93687	April 17, 2017
MTS OJSC	Vologda Region, Pskov Region, Novgorod Region, Nenetsk Autonomous Region, Murmansk Region, Komi Republic, Karelia Republic, Kaliningrad Region, Arkhangelsk Region, Leningrad Region, St. Petersburg,	No. 93683	April 17, 2017
MTS OJSC	Penza Region	No. 74182	April 1, 2015
MGTS	Moscow	No. 111818	December 11, 2018
MGTS	Moscow	No. 79706	February 16, 2016
Comstar Regions	Khanty-Mansiysk Autonomous District-Yugra	No.111595	December 1, 2015
Comstar Regions	Sverdlovsk Region	No. 82419	March 15, 2016
Comstar Regions	Ryazan Region	No. 92021	December 10, 2016
Data Transmission Services for Voice
MTS OJSC	Russian Federation	No. 101245	July 25, 2022
MTS OJSC	Kaluga Region	No. 87185	October 26, 2015
MTS OJSC	Rostov Region	No. 87180	February 16, 2016
MTS OJSC	Ivanovo Region	No. 87183	October 31, 2015
MTS OJSC	Moscow Region	No. 87184	October 26, 2015
MTS OJSC	Moscow	No. 94372	March 30, 2017
MTS OJSC	Sakhalin Region, Primorsky Region, Irkutsk Region	No. 80184	December 12, 2015
MTS OJSC	Voronezh Region, Orel Region, Lipetsk Region, Kursk Region, Bryansk Region, Belgorod Region	No. 76587	July 28, 2015
MTS OJSC	Bashkortostan Republic	No. 82398	April 11, 2016
MTS OJSC	Kirov Region	No. 97039	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Magadan Region	No. 97007	March 15, 2017
MTS OJSC	Buryatiya Republic	No. 97014	March 15, 2017
MTS OJSC	Khabarovsk Territory	No. 97050	March 15, 2017
MTS OJSC	Kamchatka Region	No. 97018	March 15, 2017
MTS OJSC	Zabaykalsky Territory	No. 97038	March 15, 2017
MTS OJSC	Amur Region	No. 97006	March 15, 2017
MTS OJSC	Kurgan Region	No. 97022	March 15, 2017
MTS OJSC	Chechen Republic	No. 97035	March 15, 2017
MTS OJSC	Orenburg Region	No. 97030	March 15, 2017
MTS OJSC	Chelyabinsk Region	No. 97034	March 15, 2017
MTS OJSC	Khakassiya Republic	No. 97040	March 15, 2017
MTS OJSC	Stavropol territory	No. 97032	March 15, 2017
MTS OJSC	Severnaya Osetia Alania Republic	No. 97049	March 15, 2017
MTS OJSC	Karachaevo-Cherkesia Republic	No. 97016	March 15, 2017
MTS OJSC	Kalmykia Republic	No. 97015	March 15, 2017
MTS OJSC	KabardinoBalkar Republic	No. 97041	March 15, 2017
MTS OJSC	Ingushetia Republic	No. 97045	March 15, 2017
MTS OJSC	Dagestan Republic	No. 97029	March 15, 2017
MTS OJSC	Adygeya Republic	No. 97044	March 15, 2017
MTS OJSC	Kostroma Region	No. 97024	March 15, 2017
MTS OJSC	Sakha Republic (Yakutia)	No. 97031	March 15, 2017
MTS OJSC	Altaisk territory	No. 97013	March 15, 2017
MTS OJSC	Penza Region	No. 97048	March 15, 2017
MTS OJSC	Vologda Region	No. 97028	March 15, 2017
MTS OJSC	Saratov Region	No. 97002	March 15, 2017
MTS OJSC	Ulyanovsk Region	No. 97042	March 15, 2017
MTS OJSC	Mari El Republic	No. 97005	March 15, 2017
MTS OJSC	Tomsk Region	No. 97003	March 15, 2017
MTS OJSC	Chuvashia Republic	No. 97051	March 15, 2017
MTS OJSC	Tyva Republic	No. 97033	March 15, 2017
MTS OJSC	Kaliningrad Region	No. 97046	March 15, 2017
MTS OJSC	Murmansk Region	No. 97023	March 15, 2017
MTS OJSC	Pskov Region	No. 97017	March 15, 2017
MTS OJSC	Karelia Republic	No. 97047	March 15, 2017
MTS OJSC	Komi Republic	No. 97021	March 15, 2017
MTS OJSC	Altai Republic	No. 97027	March 15, 2017
MTS OJSC	Mordovia Republic	No. 97001	March 15, 2017
MTS OJSC	Krasnodar Region	No. 110717	August 31, 2017
MTS OJSC	Astrakhan Region	No. 110725	December 18, 2014
MTS OJSC	Tambov Region	No. 110742	December 18, 2014
MTS OJSC	Udmurt Republic	No. 110729	February 27, 2018
MTS OJSC	Tver Region	No. 110701	November 24, 2014
MTS OJSC	Samara Region	No. 110700	December 31, 2014
MTS OJSC	Sverdlovsk Region , Khanty-Mansiysk Autonomous District-Yugra	No. 108752	March 25, 2018
MTS OJSC	Perm Region	No. 110716	February 27, 2018
MTS OJSC	Tyumen Region, Yamalo-Nenetsk Autonomous Region	No. 110748	December 01, 2015
MTS OJSC	St. Petersburg	No. 110708	January 28, 2015
MTS OJSC	Tatarstan Republic	No. 108754	March 25, 2018

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Nenetsk Autonomous Region	No. 108753	March 25, 2018
MTS OJSC	Vladimir Region, Ryazan Region	No. 108755	March 25, 2018
MTS OJSC	Jewish Autonomous Region, Chukotsk Autonomous Region	No. 108756	March 25, 2018
MGTS	Moscow Region	No. 95256	January 26, 2017
MTS OJSC	Arkhangelsk Region	No. 117815	February 17, 2019
MTS OJSC	Krasnoyarsk Region	No. 117816	February 17, 2019
MTS OJSC	Novosibirsk Region	No. 117817	February 17, 2019
MTS OJSC	Leningrad Region	No. 117818	February 17, 2019
MTS OJSC	Nizhny Novgorod Region	No. 117819	February 17, 2019
MTS OJSC	Omsk Region	No. 117820	February 17, 2019
MTS OJSC	Smolensk Region	No. 117821	February 17, 2019
MTS OJSC	Novgorod Region	No. 117822	February 17, 2019
MTS OJSC	Tula Region	No. 117823	February 17, 2019
MTS OJSC	Volgograd Region	No. 117824	February 17, 2019
MTS OJSC	Kemerovo Region	No. 117825	February 17, 2019
Comstar Regions	Khanty-Mansiysk Autonomous District-Yugra	No. 109139	December 01, 2015
Comstar Regions	Sverdlovsk Region	No. 82416	March 15, 2016
Comstar Regions	Ryazan Region	No. 92022	December 08, 2016
Mobile Radio Services
MTS OJSC	Orenburg Region	No. 110718	October 02, 2016
MTS OJSC	Rostov Region	No. 110721	August 31, 2017
MTS OJSC	Yamalo-Nenetsk Autonomous Region	No. 116564	December 15, 2015
Comstar Regions	Khanty-Mansiysky Autonomous District-Yugra	No. 109138	December 15, 2015
Comstar Regions	Khanty-Mansiysky Autonomous District-Yugra	No.109413	May 23, 2018
Telecommunications Services for Cablecasting
MTS OJSC	Russian Federation	No. 95837	November 24, 2014
Comstar Regions	Ryazan Region	No. 96615	December 10, 2015
Comstar Regions	Sverdlovsk Region	No. 101795	October 16, 2017
Comstar Regions	Khanty-Mansiysk Autonomous District-Yugra	No. 111597	December 1, 2015
MGTS	Moscow	No. 83904	January 27, 2016
MGTS	Moscow Region	No. 111326	June 18, 2018
Telecommunications Services for Broadcasting
MTS OJSC	Kaluga	No. 110724	June 13, 2015
MTS OJSC	Nizhny Novgorod	No. 110698	June 28, 2015
MTS OJSC	Arkhangelsk Region, Arkhangelsk, Koryazhma	No. 110705	November 4, 2014
MTS OJSC	Rostov-on-Don city	No. 113017	August 1, 2016
MTS OJSC	Tver Region	No. 114630	August 1, 2016
MTS OJSC	Rostov Region, Taganrog	No. 117190	August 2, 2016
MTS OJSC	Arkhangelsk Region, Severodvinsk	No. 110739	August 1, 2014
MTS OJSC	Ivanovo	No. 110719	September 29, 2015
MTS OJSC	Udmurt Republic, Izhevsk	No. 110738	July 19, 2015
MTS OJSC	Krasnoyarsk Region, Norilsk, Dudinka	No. 114619	August 1, 2016
Comstar Regions	Yekaterinburg	No. 112544	August 1, 2016
Comstar Regions	Nizhniy Tagil, Sverdlovsk Region	No. 99351	July 19, 2015
Comstar Regions	Ryazan	No. 86661	November 6, 2015

C.  Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2013.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
Sistema Telecom	Consolidated	100.0%	Russia
Intercom	Consolidated	100.0%	Russia
Elf	Consolidated	100.0%	Russia
Pilot	Consolidated	100.0%	Russia
Teleradiokompania "TVT"	Consolidated	100.0%	Russia
TVKiK	Consolidated	100.0%	Russia
ZhelGorTeleCom	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.6%	Russia
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Finance	Consolidated	100.0%	Luxembourg
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
MTS Bermuda(1)	Consolidated	100.0%	Bermuda
MTS International Funding(2)	Consolidated	VIE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
MTS Belarus	Equity	49.0%	Belarus
IntellectTelecom	Equity	47.3%	Russia
Stream	Equity	45.0%	Russia
MTS Bank	Equity	26.3%	Russia

(1)
A wholly owned subsidiary established to repurchase our ADSs.

(2)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a variable interest entity of the Group.

        See also Note 2 to our audited consolidated financial statements.

D.  Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street Building 1, 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street Sheremetyevo Airport, 58\1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 238 buildings located throughout Moscow, which serve as sales and customer service offices, house MGTS'

telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

        The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. Base stations occupy sites leased at selected locations in all the areas in which we provide network coverage. GSM, 3G and 4G technologies are based on an "open architecture," which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers.

        The table below sets forth certain information on our network equipment as of December 31, 2013.

	Base stations GSM-900	Base stations GSM-1800	Base stations UMTS-900	Base stations UMTS-2100	Femtocells UMTS-2100	Base stations LTE-800	Base stations LTE-2600	Base station controller(1)	Switches(2)	Media gateways(2)
Russia	25831	18583	1162	28149	2250	182	4841	972	119	163
Ukraine	5561	9686	—	—	—	—	—	328	95	5
Turkmenistan	751	688	—	36	—	—	—	16	4	—
Armenia	1000	576	—	797	—	—	200	20	10	6

(1)
Includes 3G equipment.

(2)
Includes 3G and 4G equipment.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations is intended to help the reader understand us, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in "Item 3. Key Information—D. Risk Factors" for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under "Item 3. Key Information—D. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our reporting currency is the Russian ruble and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

A.  Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories.

        According to AC&M-Consulting, we are the largest mobile operator in Russia and Armenia and the second largest in Ukraine in terms of mobile subscribers. As of December 31, 2013, we had a mobile subscriber base of approximately 102.4 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 27.0% market share as of December 31, 2013, according to Direct INFO.

        Our revenues for the year ended December 31, 2013, were RUB 398,443 million, an increase of 5.3% from the year ended December 31, 2012. Our net income attributable to the Group for the year ended December 31, 2013, was RUB 79,839 million, an increase of 169.3% from the year ended December 31, 2012 (mainly due to the situation in Uzbekistan, where our operations were terminated in July 2012 and our licenses were consequently withdrawn, for more details please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding suspension of our services in Uzbekistan" and Note 4 to our audited consolidated financial statements). Our net income from continuing operations for the year ended December 31, 2013 increased by RUB 13,597 or 21.4% to RUB 77,055 million, the increase was mainly attributable to one off gain recognized as a result of settlement of Bitel litigation (the gain totaled RUB 12,147 million) . Our revenues have historically increased through organic growth, as well as through acquisitions.

        The acquisition of Comstar in 2009 and the subsequent merger have provided us access to important growth markets in corporate and residential broadband in furtherance of our strategy to develop convergent telecommunications services and evolve into an integrated telecommunications operator.

        We also aggressively expanded our proprietary retail and distribution network over the course of 2011, 2012 and 2013, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2011, 2012 and 2013 were RUB 72,802 million, RUB 87,783 million and RUB 81,575 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities from continuing operations for the years ended December 31, 2011, 2012 and 2013 was RUB 107,019 million, RUB 134,856 and RUB 159,924 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (approximately RUB 92.8 billion as at the date of issue) through eight U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 96 billion. Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately RUB 116.4 billion as of December 31, 2013.

        We repaid approximately RUB 45,191 million of indebtedness in 2013. As of December 31, 2013, the total amount available to us under our credit facilities amounted to RUB 5.0 billion. We had total indebtedness of approximately RUB 219.1 billion as of December 31, 2013, including capital lease obligations, compared to approximately RUB 232.1 billion as of December 31, 2012.

        Our total interest expense for the years ended December 31, 2012 and 2013 was RUB 15,498 million and RUB 17,673 million, net of amounts capitalized, respectively. See Note15 to our audited consolidated financial statements for a description of our indebtedness.

        Our reporting currency is Russian Rubles. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the U.S. dollar in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. See "—Certain Factors Affecting our Financial Position and Results of

Operations—Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Segments

        We have two reportable segments and four operating segments.

        We align our business into two reportable segments, Russia and Ukraine, to effectively manage both the mobile and fixed line operations as an integrated business and to respond to the demands of our customers. The Russian reportable segment arose due to the aggregation of two similar operating segments: MTS Russia and MGTS Russia.

        The "Other" category does not constitute a reportable segment. It includes both the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Turkmenistan and the headquarters. See also Note 26 to our audited consolidated financial statements for segment information.

        We manage our operations separately in each country in which we operate due to the different economic and regulatory environments, which require us to separately and specifically tailor our marketing and investment strategies. Our management evaluates our performance based on the operating results in each country. Thus, as of December 31, 2013 we had four operating segments that corresponded to our countries of operations and business activities: (1) Russia, (2) Ukraine, (3) Armenia and (4) Turkmenistan, which include our mobile and fixed line communications operations in Russia, Ukraine, Armenia and Turkmenistan, respectively.

        The net operating revenues of our segments for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Year Ended December 31,
	2011	2012	2013
	(in millions of Russian Rubles)
Net operating revenues
Russia	311,776	337,949	354,894
Ukraine	33,720	37,722	39,732
Other	5,933	6,382	9,129
Eliminations(1)	(2,858)	(3,813)	(5,313)

Net operating revenues as reported	348,571	378,240	398,443

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2011	2012	2013
	(in millions)
Subscribers(1)
Russia	70.0	71.2	75.3
Ukraine(2)	19.5	20.7	22.7
Turkmenistan(3)	n/a	1.5	2.0
Armenia	2.4	2.4	2.4
Uzbekistan(4)	n/a	n/a	n/a

Total consolidated	91.8	95.8	102.4

MTS Belarus (unconsolidated)	4.9	5.2	5.4

(1)
We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of our Prepaid tariffs) or whose account does not have a negative balance for more than this period.

(2)
Including CDMA subscribers starting 2011.

(3)
We do not present subscribers for 2011 as our operations in Turkmenistan have been terminated.

(4)
We do not present subscribers as our operations in Uzbekistan have been terminated in 2012.

        We had approximately 75.32 million subscribers in Russia as of December 31, 2013, and a leading 31.0% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 170.0%, according to AC&M-Consulting. We had approximately 22.66 million subscribers in Ukraine as of December 31, 2013 and, according to AC&M-Consulting, a 37.0% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2013, we had approximately 2.44 million subscribers in Armenia, and 2.02 million subscribers in Turkmenistan, representing a 65.2% and 36.6% market share, respectively, according to AC&M-Consulting and our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Services."

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

	Year Ended December 31,
	2011	2012	2013
Subscriber Churn
Russia	47.6%	42.4%	36,3%
Ukraine	30.7%	30.5%	26.1%

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition.

        Our churn rate in Russia decreased to 36.3% during the year ended December 31, 2013, as compared to 42.4% for the year ended December 31, 2012, as we improved the quality of customer service by developing our proprietary mono-brand retail network in Russia and revised the pattern of interaction with dealers. In addition, we continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G capabilities. We expect that the expansion of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate stable in 2014, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 26.1% for the year ended December 31, 2013 from 30.5% for the year ended December 31, 2012. This decrease was achieved by adjusting our tariffs in response to changes in the market and economic environment and by focusing on better managing our subscriber base.

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

	Year Ended December 31,
	2011	2012	2013
Average monthly service revenue per subscriber, RUB
Russia	272.7	297.1	307.9
Ukraine	143.0	152.7	149.7
Average monthly minutes of use per subscriber
Russia	269	304	327
Ukraine	580	597	574

        Average monthly service revenue per subscriber in Russia increased to RUB 307.9 for the year ended December 31, 2013, from RUB 297.1 for the year ended December 31, 2012. This increase was coupled with an increase in subscriber base in 2013 to 75.3 million from 71.2 million, and was caused by inflation and an increase in the disposable income of the general population. Average monthly minutes of use per subscriber in Russia increased to 327 minutes in 2013 from 304 minutes in 2012 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers.

        In Ukraine, average monthly service revenue per subscriber decreased slightly to RUB 149.7 for the year ended December 31, 2013, from RUB 152.7 for the year ended December 31, 2012. The average monthly minutes of use per subscriber decreased to 574 minutes in 2013 from 597 minutes in 2012 due to the influx of lower value subscribers.

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

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 30.0% in 2011, 27.6% in 2012 and 26.4% in 2013. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 11.0%, 11.3% and 11.1% of our total revenues in 2011, 2012 and 2013, respectively. The fluctuations of interconnect fees as a percentage of our total revenues were largely due to the increase in revenues from value-added services, which grew faster than our revenue from interconnect fees. However, in absolute terms, interconnect fees grew by RUB 1.2 billion in 2013 as compared to 2012 and we expect it to continue to grow due to the increases in traffic volumes from our competitors.

        Value-added services as a percentage of our total revenues comprised 18.2% in 2011, 21.5% in 2012 and 24.1% in 2013. We offer our subscribers an array of value-added services. The increase in 2013 in revenue from value-added services was due to an increase in data traffic, resulting from active marketing initiatives, expansion of mobile internet penetration and overall improvement of the quality of these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 7.6% in 2011, 7.1% in 2012 and 6.8% in 2013, respectively. The fluctuations of the monthly subscription fees as a percentage of our total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of prepaid minutes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 0.8% in 2011, 0.7% in 2012 and 0.6% in 2013. We generally expect that roaming fees will continue to decline as a percentage of our total revenues due to the large increase of revenues from our value-added services. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.7% in 2011, 8.6% in 2012 and 8.6% in 2013. We expect that our roaming fees will decline as a percentage of total revenues due to the continuing growth of revenues from our value-added services.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 17 to our audited consolidated financial statements. Connection fees represented 0.3%, 0.3%, 0.2% of our total revenues in 2011, 2012, and 2013, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 15.4%, 14.7% and 14.7% of our total revenues in 2011, 2012 and 2013, respectively. In absolute terms, the growth of our fixed service revenues was accompanied by an increase in regulated tariffs. We expect that it will continue to grow due to the further increase in regulated tariffs caused by inflation and future acquisitions.

Sales of Handsets and Accessories

        Revenue from the sale of handsets and accessories as a percentage of total revenue comprised 7.5% in 2011, 7.6% in 2012 and 6.6% in 2013. The decrease in 2013 is attributable to a reduction in sales of premium priced smartphones as we refocused our retail strategy to promote affordable smartphones. We expect that sales of handsets and accessories will decrease as a percentage of total revenue due to the expected increase of revenues from our value-added services. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of Handsets and Accessories" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 12.4% in 2011, 12.3% in 2012 and 11.9% in 2013. Line rental charges as a percentage of our total revenues represented 1.9% in 2011, 2012 and 2013.

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

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 1.4% in 2011, 1.7% in 2012 and 1.4% in 2013.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 7.5% in 2011, 6.6% in 2012 and 5.7% in 2013. The decrease in 2013 was primarily attributable to the decrease in our handsets sales and our ability to gain significant discounts from our vendors for purchase volumes. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users. In the years ended December 31, 2011, 2012, and 2013 we provided net handset subsidies in Ukraine totaling RUB 257 million, RUB 168 million, and RUB 120 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to RUB 284 million in 2011, RUB 252 million in 2012 and RUB 250 million in 2013.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2012, we changed the motivation scheme for our dealers, shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality which is measured by a percentage of subscriber payment. This resulted in the decrease of sales and marketing expenses in 2012. In 2013, sales and marketing expenses remained generally stable and we expect them to remain stable.

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

  •
  general and administrative expenses;

  •
  taxes other than income taxes, e.g. property taxes;

  •
  office maintenance expenses;

  •
  network repair and maintenance;

  •
  rental of premises;

  •
  provision for doubtful accounts;

  •
  long-lived assets and goodwill impairment loss; and

  •
  other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 22.5% in 2011, 22.9% in 2012 and 23.6% in 2013. The increase in 2013 is mainly attributable to increase in salaries and social contributions resulting from increasing number of employees (mainly leading from our continuing retail expansion) and salary indexation. In addition, rent expenses grew as a result of inflation and increasing number in base station sites rented. Sundry operating expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues increased to 18.4% for the year ended December 31, 2013 as compared to 18.0% of our total revenues for the year ended December 31, 2012. This increase was due to our increased asset base resulting from the continued expansion of our network through build-outs, as well as due to accelerated depreciation of certain equipment. We expect further increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Interest Expense

        Our interest expense for 2013 decreased by RUB 2,175 million or 12.3% compared to 2012 and amounted to RUB 15,498 million. The decrease is primarily attributable to the decline in our total indebtedness, revision of interest rates during 2013 as well as raising funds at lower interest rates. We do not expect interest expense to increase in 2014.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of business expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. Effective April 1, 2011, the statutory income tax rate in Ukraine was reduced from 25% to 23%, to 21% in 2012, to 19% in 2013 and will decrease to 18% in 2014, to 17% in 2015 and to 16% in 2016. The effective tax rate applicable to our consolidated group in the year ended December 31, 2013 was 20.3%. The effective tax rate differs from the statutory rate insignificantly, mainly as a result of earnings distributions from subsidiaries, effect of the lower tax rates of subsidiaries and other items not liable for tax purposes.

Certain Factors Affecting our Financial Position and Results of Operations

Change in reporting currency

        Beginning with the period commencing on January 1, 2013, we changed our reporting currency from U.S. dollar to Russian Ruble. Previously, we had presented our consolidated financial statements in U.S. Dollars. Our change in reporting currency is to allow better transparency of reporting.

Currency fluctuations

        A majority of our capital expenditure and a significant part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of these fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2007	11.9%
2008	13.3%
2009	8.8%
2010	8.8%
2011	6.1%
2012	6.6%
2013	6.5%

Source: Federal State Statistics Service

        The Ukrainian economy has typically been characterized by high rates of inflation until 2012:

Year	Inflation/(deflation) rate
2007	12.8%
2008	25.2%
2009	15.9%
2010	9.4%
2011	8.0%
2012	(0.2)%
2013	(0.3)%

Source: State Statistics Committee of Ukraine

        Inflation rates in Armenia and Turkmenistan in 2013 were estimated at 5.6% and 6.0% respectively.

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

        Below is a list of our major acquisitions during 2011, 2012 and 2013.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2011
Infocentr	Optical fiber network provider	April 2011	100%	431
Inteleca Group	Optical fiber network provider	April 2011	100%	546
Altair	Fixed line operator	August 2011	100%	749
Teleradiokompania "TVT"	Fixed line operator	October 2011	100%	5,093
MGTS(1)	Fixed line operator	December 2011	29%	10,560

				17,379

2012
Tascom	Provider of telecommunication services to corporate clients in Moscow and the Moscow Region	May 2012	100%	1,437
Elf Group	Regional fixed line operator	August 2012	100%	191
Intercom	Regional fixed line operator	August 2012	100%	80
Zhelgortelecom	Regional fixed line operator	October 2012	100%	147
Pilot	Regional fixed line operator	October 2012	100%	32
TVK & K	Regional fixed line operator	December 2012	100%	59

				1,946

2013
MTS Bank	Commercial bank	April 2013	25.1%	5,089

				5,089

(1)
MTS acquired 29% of MGTS ordinary shares as part of its acquisition of a 100% stake in CJSC Sistema-Inventure, which directly owned 29% of the ordinary shares of MGTS.

Results of Operations

        We align our business into segments to effectively manage both the mobile and fixed line operations as an integrated business and to respond to the demands of our customers in different geographical areas. Our Board of Directors and management have identified two reportable segments: Russia and Ukraine. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2011	2012	2013
	(in millions of Russian Rubles)
Net operating revenues
Russia	311,776	337,949	354,894
Ukraine	33,720	37,722	39,732
Other	5,933	6,382	9,129
Eliminations(1)	(2,858)	(3,813)	(5,313)

Net operating revenues as reported	348,571	378,240	398,443

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia	93,117	100,725	99,201
Ukraine	9,477	9,691	10,067
Other	1,148	1,400	2,234
Eliminations(1)	(2,703)	(3,723)	(5,089)

Cost of services and cost of handsets and accessories as reported	101,039	108,093	106,413

Sundry operating expenses
Russia	63,862	70,754	78,639
Ukraine	5,882	6,243	6,360
Other	8,752	9,687	9,050
Eliminations	9	92	109

Sundry operating expenses as reported	78,505	86,776	94,158

Sales and marketing expenses
Russia	21,947	18,462	19,356
Ukraine	2,246	2,570	2,664
Other	808	817	1,060
Eliminations	(201)	(182)	(219)

Sales and marketing expenses as reported	24,800	21,667	22,861

Depreciation and amortization expenses
Russia	51,321	56,235	62,825
Ukraine	10,169	9,571	8,896
Other	2,441	2,104	1,589
Eliminations	1	0	(57)

Depreciation and amortization as reported	63,932	67,910	73,253

Operating Income
Russia	81,530	91,773	94,873
Ukraine	5,946	9,647	11,745
Other	(7,216)	(7,625)	(4,803)
Eliminations	35	(1)	(57)

Operating income as reported	80,295	93,794	101,758

(1)
Represents the elimination of inter-company transaction results, primarily interconnect and roaming arrangements.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2013, increased by RUB 20,203 million, or 5.3%, to RUB 398,443 million from RUB 378,240 million for the year ended December 31, 2012. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2013, was the large increase in the usage of value-added services by our subscribers (by RUB 14,860 million), which was mainly attributable to the increase of data traffic driven by our active promotion of value-added services, an increase in mobile Internet penetration, an increase in usage of smartphones by our subscribers and active 3G network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2013 was also supported by the growth of interconnect revenues by RUB 1,206 million, increases in roaming revenues by RUB 1,663 million and a growth in fixed line revenues by RUB 2,838 million. The growth of our interconnect revenues was due to increases in the volume of traffic from our competitors. The increase in roaming revenues was attributable to increases in the volume of traffic from our subscribers resulting from the launch of attractive roaming propositions. The increase in fixed line revenues was mainly attributable to the growth of revenues from fixed line Internet and TV due to the development of the GPON project and consequent improvement in quality and uptake of services provided. In the year ended December 31, 2013, we experienced a decline in our revenues from sales of handsets and accessories by RUB 2,409 million due to refocusing of our devices strategy to promote sales of affordable smartphones. Our consolidated mobile subscriber base, excluding Uzbekistan increased and amounted to 102.4 million as of December 31, 2013 as compared to 95.5 million as of December 31, 2012. The decrease in the mobile churn rate in Russia to 36.3% from 42.4% in 2012 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2013 decreased slightly and amounted to RUB 106,413 million as compared to RUB 108,093 million for the year ended December 31, 2012 and comprised 26.7% and 28.6% as a percentage of consolidated revenues for the year ended December 31, 2013 and 2012, respectively. The decline was mainly attributable to the decrease in the cost of handsets and accessories as a percentage of revenue to 5.4% of consolidated revenues for the year ended December 31, 2013 as compared to 6.3% of consolidated revenues for the year ended December 31, 2012 attributable to an increase in the amount of volume discounts offered by our handsets vendors.

        Russia revenues for the year ended December 31, 2013, increased by 5.0% to RUB 354,894 million from RUB 337,949 million for the year ended December 31, 2012. The increase in Russia revenues in the year ended December 31, 2013, was primarily due to the growth of revenues from value-added services by RUB 13,366 million, interconnect revenues by RUB 1,808 million, roaming revenues by RUB 1,614 million and fixed line revenues by RUB 2,528 million. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2013, grew to 23.3% as compared to 20.5% in the year ended December 31, 2012, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues grew to RUB 38,955 million, as compared to RUB 37,147 million, in the year ended December 31, 2012, due to the growth in the volume of traffic from our competitors. The increase in roaming revenues to RUB 34,193 million for the year ended December 31, 2013 as compared to RUB 32,580 million for the year ended December 31, 2012 was attributable to increased traffic volumes from our subscribers resulting from the launch of attractive roaming propositions. The increase in fixed line revenues to RUB 58,126 million for the year ended December 31, 2013 from RUB 55,598 million for the year ended December 31, 2012 was mainly attributable to the growth of revenues from fixed line Internet and TV due to the development of the GPON project and consequent improvement in quality and uptake of services provided. Interconnect revenues, roaming revenues and fixed line revenues as a percentage of Russia revenues for the year ended December 31, 2013 remained stable and amounted to 11.0%, 9.6% and 16.4% , respectively as compared to 11.0%, 9.6% and 16.5%, respectively for the year ended December 31, 2012. In the year ended December 31, 2013, we experienced a decline in our revenues from the sales of handsets and accessories as a percentage of Russia revenues to 7.4% of Russia revenues in the year ended December 31, 2013 as compared to 8.5% for the year ended December 31, 2012 due to refocusing of our retail strategy to promote affordable smartphones.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2013, decreased by 1.5% to RUB 99,201 million from RUB 100,725 million for the year ended December 31, 2012. The decline was primarily attributable to the decrease in cost of handsets and accessories by RUB 2,421 million and as a percentage of Russia revenues to 5.9% of Russia revenues in the year ended December 31, 2013 from 6.9% in the year ended December 31, 2012 attributable to a decrease in sales of handsets and accessories and an increase in the amount of volume discounts offered by our handsets vendors.

        Ukraine revenues increased by 5.3% to RUB 39,732 million in the year ended December 31, 2013, from RUB 37,722 million in the year ended December 31, 2012, primarily due to the growth in usage of value-added services by our subscribers, an increase in interconnect revenues and the increase in the number of our subscribers by 9.6% to 22.7 million from 20.7 million. Value-added services revenues increased by 8.8% to RUB 12,088 million in the year ended December 31, 2013, from RUB 11,114 million in the year ended December 31, 2012, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2013, grew to 30.4%, as compared to 29.5% in the year ended December 31, 2012. An increase in interconnect revenues by RUB 699 million to 18.9% as a percentage of Ukraine revenues for the year ended December 31, 2013 as compared to 18.1% for the year ended December 31, 2012 is attributable to the increase in traffic volume from our competitors. The increase in air time revenue by RUB 492 million arose from the growth of our Ukraine subscriber base by 9.6%.

        Ukraine cost of services and cost of handsets and accessories increased insignificantly by 3.9% to RUB 10,067 million in the year ended December 31, 2013, from RUB 9,691 million in the year ended December 31, 2012. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues for the year ended December 31, 2013 remained relatively stable and amounted to 25.3% as compared to 25.7% for the year ended December 31, 2012. The moderate growth was primarily attributable to the increase in interconnect expenses by RUB 302 million and an increase in other direct costs by RUB 216 million due to the growth in overall volume of outgoing traffic.

        Other countries and business activities revenues for the year ended December 31, 2013, increased by 43.0% to RUB 4,600 million from RUB 3,291 million for the year ended December 31, 2012. The increase was caused by us resuming mobile telecommunications services in Turkmenistan in the second half of 2012. The subscriber base in Turkmenistan as of December 31, 2013 increased to 2.0 million as compared to 1.4 million as of December 31, 2012.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2013, increased to RUB 2,234 million from RUB 1,400 million for the year ended December 31, 2012. The decline was caused by us resuming mobile telecommunications services in Turkmenistan in the second half of 2012.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2013, increased by 8.5% to RUB 94,158 million from RUB 86,776 million for the year ended December 31, 2012. Sundry operating expenses as a percentage of our total revenues increased to 23.6% in the year ended December 31, 2013, from 22.9% in the year ended December 31, 2012. The change was mainly attributable to the increase in salary expenses and related social contributions by RUB 5,304 million amounting to 11.5% of our revenues for the year ended December 31, 2013 compared to 10.7% for the year ended December 31, 2012 due to increases in the number of employees (mainly resulting from our continuing retail expansion), as well as indexation of salaries. In addition, our rent expenses grew due to increases in the number of rented base station sites as well as retail expansion. Rent expenses as a percentage of our total revenues grew to 3.7% for the year ended December 31, 2013, from 3.5% for the year ended December 31, 2012. The increase was also attributable to the increase of taxes other than income tax to 1.6% of our total revenues for the year ended December 31, 2013 from 1.4% for the year ended December 31, 2012.

        Russia sundry operating expenses for the year ended December 31, 2013, increased by 11.1% to RUB 78,639 million from RUB 70,754 million for the year ended December 31, 2012. Russia sundry operating expenses as a percentage of Russia revenues increased to 22.2% for the year ended December 31, 2013, from 20.9% for the year ended December 31, 2012. The increase of Russia sundry operating expenses as a percentage of Russia revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 10.4% for the year ended December 31, 2013, from 9.3% for the year ended December 31, 2012 due to increases in the number of employees and salary indexation. Rent expenses grew to 3.6% of our Russia revenues for the year ended December 31, 2013, from 3.4% for the year ended December 31, 2012, attributable to an increase in the number of rented base station sites and retail expansion. Taxes other than income as a percentage of Russia revenues increased to 1.6% of our Russia revenues for the year ended December 31, 2013 from 1.4% for the year ended December 31, 2012.

        Ukraine sundry operating expenses for the year ended December 31, 2013, increased by 1.9% to RUB 6,360 million from RUB 6,243 million for the year ended December 31, 2012. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 16.0% for the year ended December 31, 2013, from 16.6% for the year ended December 31, 2012. The increase in sundry operating expenses was primarily attributable to the increase in salary expenses and related social contributions and rent.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2013, decreased by 6.6% to RUB 9,050 million from RUB 9,687 million for the year ended December 31, 2012. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues decreased to 99.1% for the year ended December 31, 2013, from 151.8% for the year ended December 31, 2012. This decrease was mainly due to the recognition of a one off operating gain resulting from the settlement of the Bitel litigation amounting to RUB 1,060 million.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2013, increased by 5.5%, or RUB 1,194 million, to RUB 22,861 million from RUB 21,667million for the year ended December 31, 2012. This increase was mainly attributable to the increase in commissions payable to dealers by RUB 639.1 million. Dealer commissions as a percentage of our revenues remained stable at 3.6% for the year ended December 31, 2013 compared to 3.6% for the year ended December 31, 2012. This resulted from the fact that in 2012 we introduced changes into the motivation scheme for our dealers shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality, which is measured by a percentage of subscriber payment and this scheme remained in place in 2013. Advertising and promotion expenses increased by 7%, or RUB 554.7 million, to RUB 8,463 million for the year ended December 31, 2013, from RUB 7,908 million for the year ended December 31, 2012, which was primarily attributable to our marketing efforts. Sales and marketing expenses as a percentage of our total revenues remained stable at 2.1% for the year ended December 31, 2013 and 2012.

        Russia sales and marketing expenses for the year ended December 31, 2013, increased to RUB 19,356 million, or 5.5% of Russia revenue, from RUB 18,462 million, or 5.5% of Russia revenues, for the year ended December 31, 2012. The increase in sales and marketing expenses by 4.8% was due to the increase of dealer commissions by RUB 440.5 million and advertising and marketing expenses by RUB 453.0 million. Dealer commissions as a percentage of Russia revenues remained stable at 3.6% for the year ended December 31, 2013, compared to 3.6% for the year ended December 31, 2012. Advertising and marketing expenses as a percentage of Russia revenues increased to 1.9% for the year ended December 31, 2013, as compared to 1.8% for the year ended December 31, 2012.

        Ukraine sales and marketing expenses for the year ended December 31, 2013, increased to RUB 2,664 million, or 6.7% of Ukraine revenues, from RUB 2,570 million, or 6.8% of Ukraine revenues, for the year ended December 31, 2012. The increase in sales and marketing expenses by RUB 94 million was primarily attributable to the increase in dealer commissions by RUB 70 million as a result of subscriber base growth by 9.6%.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2013, increased by 29.7% to RUB 1,060 million from RUB 817 million for the year ended December 31, 2012. This increase was mainly attributable to the increase in sales and marketing expenses in Turkmenistan for RUB 167 million driven by resuming of its activities. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses decreased to 11.6% for the year ended December 31, 2013, from 12.8% for the year ended December 31, 2012. The decrease was mainly attributable to the significant increase in Turkmenistan revenue in 2013 as its operations resumed.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2013, increased by 7.9% to RUB 73,253 million from RUB 67,910 million for the year ended December 31, 2012. The expenses grew mainly in Russia and resulted from the continued expansion of our network through builds-outs, as well as accelerated depreciation of certain equipment. In Ukraine and Armenia the expenses decreased as part of the equipment was fully amortized and was replaced at the end of reporting period. Depreciation and amortization expenses as a percentage of our total revenues increased to 18.4% for the year ended December 31, 2013, from 18.0% for the year ended December 31, 2012.

        Russia depreciation and amortization for the year ended December 31, 2013, increased by 11.7% to RUB 62,825 million from RUB 56,235 million for the year ended December 31, 2012, mainly as a result of the development of our network in the regions, the build-out of our 3G and broadband Internet networks and accelerated depreciation of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of total revenues increased to 17.7% for the year ended December 31, 2013, from 16.6% for the year ended December 31, 2012.

        Ukraine depreciation and amortization for the year ended December 31, 2013, was RUB 8,896 million, or 22.4% of Ukraine revenues, and RUB 9,571 million or 25.4% of Ukraine revenues, for the year ended December 31, 2012. In the year ended December 31, 2012, there was accelerated depreciation of certain equipment to be replaced.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2013, decreased by 24.5% to RUB 1,588 million from RUB 2,104 million for the year ended December 31, 2012, and decreased as a percentage of other countries and business activities total revenues to 17.4% from 33.0% respectively. The decrease in other countries and business activities depreciation and amortization expense was primarily attributable to the decrease of property, plant and equipment depreciation expenses in Armenia, part of which was fully amortized and replaced.

Operating income

        Consolidated operating income increased by 8.5% to RUB 101,758 million for the year ended December 31, 2013, from 93,793 million for the year ended December 31, 2012. Operating income as a percentage of our total revenues increased insignificantly to 25.5% for the year ended December 31, 2013, compared to 24.8% for the year ended December 31, 2012. The main reason for the growth was the increase in our consolidated revenues by RUB 20,203 which was offset by the increase in sundry operating expense by RUB 7,382 million and depreciation and amortization expense by RUB 5,343 million due to the reasons described in more detail above.

        Russia operating income for the year ended December 31, 2013, increased by 3.4% to RUB 94,873 million from RUB 91,773 million for the year ended December 31, 2012. Russia operating income decreased insignificantly as a percentage of Russia revenues to 26.7% for the year ended December 31, 2013, from 27.2% for the year ended December 31, 2012, mainly due to the increase in Russia revenues by 5.0% which was offset by the increase in Russia sundry operating expenses as a percentage of Russia revenues to 22.2% for the year ended December 31, 2013 from 20.9% for the year ended December 31, 2012 as well as by the increase in Russia depreciation and amortization expense to 17.7% for the year ended December 31, 2013 from 16.6% for the year ended December 31, 2012 as explained above.

        Ukraine operating income for the year ended December 31, 2013, increased by 21.7% to RUB 11,745 million from RUB 9,647 million for the year ended December 31, 2012. Ukraine operating income increased as a percentage of Ukraine revenues to 29.6% for the year ended December 31, 2013, from 25.6% for the year ended December 31, 2012. These increases were largely due to the growth in Ukraine revenues by 5.3% and the simultaneous decline of depreciation and amortization expenses as a percentage of Ukraine revenues to 22.4% for the year ended December 31, 2013 from 25.4% for the year ended December 31, 2012 as explained above.

        Other countries and business activities operating loss for the year ended December 31, 2013, amounted to RUB 4,803 million, while other countries and business activities' operating loss for the year ended December 31, 2012, was RUB 7,626 million. The decrease in other countries and business activities operating loss was attributable to the fact that we resumed our operations in Turkmenistan in the second half of 2012 with the subsequent growth of other countries and business activities revenues. The decline was also reduced due to the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2013, was RUB 5,473 million, compared to the gains of 3,952 million for the year ended December 31, 2012. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2013 and 2012, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2013 and 2012. The losses recognized in 2013 as compared to gains recorded in 2012 were mainly due to the depreciation of the Russian ruble against the U.S. dollar and euro during the year ended December 31, 2013, as compared to 2012.

Interest expense

        Consolidated interest expense for the year ended December 31, 2013, decreased by RUB 2,175 million, or 12.3%, to RUB 15,498 million from RUB 17,673 million for the year ended December 31,

2012, primarily as a result of the decrease in our total indebtedness, revision of interest rates during 2013 as well as raising credit funds at more attractive rates.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2013, increased by RUB 1,603 million, or 184.5%, to a gain of RUB 2,472 million, compared to a gain of RUB 869 million for the year ended December 31, 2012. The increase results mainly from income growth of our equity investee in in Belarus during the year ended December 31, 2013. In addition, in April 2013, we acquired a 25.0945% stake in MTS Bank, consolidated equity in net income of MTS Bank for the year ended December 31, 2013 amounted to RUB 229 million.

Other expenses (income), net

        Consolidated other income for the year ended December 31, 2013, amounted to RUB 10,636 million, as compared to the loss of RUB 688 million for the year ended December 31, 2012. This increase was primarily attributable to the release of the provision to exercise the put option for acquisition of the remaining 49% stake in Bitel and the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2013, increased by 1.3% to RUB 19,633 million from RUB 19,384 million for the year ended December 31, 2012. The effective tax rate decreased to 20.3% in the year ended December 31, 2013, from 23.4% in the year ended December 31, 2012 mainly as a result of earnings distributions from subsidiaries, effect of the lower tax rates of subsidiaries and other items not liable for tax purposes.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2013 remained relatively stable and amounted to RUB 949 million compared to net income attributable to the non-controlling interest of RUB 970 million for the year ended December 31, 2012.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2012, increased by 50,197 million, or 169%, to RUB 79,839 million, compared to RUB 29,642 million for the year ended December 31, 2012. Net income as a percentage of revenues was 20.0% in the year ended December 31, 2013, and 7.8% in the year ended December 31, 2012. Net income attributable to the Group for the year ended December 31, 2013, as compared to the year ended December 31, 2012, increased due to the overall growth of consolidated revenues by 5.3%, recognition of other income in the amount of RUB 12,147 million attributable to the release of the provision retaling to the exercise of the put option to acquire the remaining 49% stake in Bitel and the release of provisions for damages, interest and other costs that had been provided for in relation to the dispute with Nomihold. Another reason for the growth of net income was the recognition of gain in the amount of RUB 3,733 related to discontinued operations in Uzbekistan in the year ended December 31, 2013 as compared to the loss in the amount of RUB 32,846 million recognized in the year ended December 31, 2012.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2012, increased by RUB 29,669 million, or 0.9%, to RUB 378,240 million from RUB 348,571 million for the year ended December 31, 2011. The dominant reason for the growth of our consolidated revenues for the year ended December 31, 2012, was the large increase in the usage of value-added services by our subscribers (by RUB 17,865 million), which was mainly attributable to the increase of data traffic due to our active promotion of value-added services, the increase of mobile Internet penetration, active 3G network expansion and the consequent improvement of the quality of value-added services. The increase of our consolidated revenues for the year ended December 31, 2012 was also supported by the growth of interconnect revenues by RUB 4,624 million and sales of handsets and accessories by RUB 2,877 million. The growth of our interconnect revenues was due to the increase in the volume of traffic from our competitors. The increase in sales of handsets and accessories was stimulated by the continued expansion of our retail operations. In the year ended December 31, 2012, we experienced a decline in our voice revenues by RUB 454 million which was attributable to our strong focus on data services promotion. Our consolidated mobile subscriber base, excluding Uzbekistan increased and amounted to 95.5 million as of December 31, 2012 as compared to 91.8 million as of December 31, 2011. The decrease in the mobile churn rate in Russia to 42.4% from 47.6% in 2011 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2012 increased and amounted to RUB 108,093 million as compared to RUB 101,039 million for the year ended December 31, 2011 and comprised 28.6% and 29.0% as a percentage of consolidated revenues for the year ended December 31, 2012 and 2011, respectively. The increase was attributable to the growth in cost of value added services by RUB 2,149 million, interconnect expenses by RUB 3,250 million and other direct cost by RUB 2,292 million. Significant increases of usage of value added services by our subscribers led to the growth of data traffic volumes and increase in cost of value added services. The growth of interconnect expenses and other direct cost was caused by the increase in outgoing traffic volume.

        Russia revenues for the year ended December 31, 2012, increased by 8.4% to RUB 337,949 million from RUB 331,776 million for the year ended December 31, 2011. The increase in Russia revenues in the year ended December 31, 2012, was primarily due to the growth of revenues from value-added services by RUB 15,621 million; interconnect revenues by RUB 4,696 million and sales of handsets and accessories by RUB 3,001 million. Revenues from value-added services as a percentage of Russia revenues in the year ended December 31, 2012, grew to 20.5% as compared to 17.2% in the year ended December 31, 2011, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues as a percentage of Russia revenues in the year ended December 31, 2012, grew to 11.0%, as compared to 10.4%, in the year ended December 31, 2011, due to the growth in the volume of traffic from our competitors. Our continued expansion of our monobrand retail chain in 2012 caused sales of handsets and accessories to increase as a percentage of Russia revenues to 8.5% in the year ended December 31, 2012, from 8.2% in the year ended December 31, 2011. In the year ended December 31, 2012, we experienced a decline in Russia voice revenues by RUB 1,904 million which was attributable to our strong focus on promoting our data services.

        Russia cost of services and cost of handsets and accessories for the year ended December 31, 2012, increased by 8.2% to RUB 100,725 million from RUB 93,117 million for the year ended December 31, 2011. The growth was primarily due to an increase in outgoing traffic volumes and cost of value-added services by RUB 2,150 million. Interconnect expenses increased to RUB 43,319 million or 12.8% of

Russia revenues in the year ended December 31, 2012, from RUB 39,524 million or 12.7% of Russia revenues in the year ended December 31, 2011, mainly due to the growth in outgoing network traffic. In the year ended December 31, 2012, our handsets sales margins in Russia increased to 18.2% from 6.1% for the year ended December 31, 2011. The main reason for the increase was the expansion of our retail operations and, consequently, of our ability to gain significant discounts from our vendors for purchase volumes. As a result, cost of handsets and accessories sold and SIM cards provided to customers as a percentage of Russia revenues in the year ended December 31, 2012, decreased to 6.9% as compared to 7.7% in the year ended December 31, 2011. Active promotion of value-added services during the year ended December 31, 2012, resulted in an increase of value-added services cost as a percentage of Russia revenues in the year ended December 31, 2012, to 3.5% as compared to 3.2% in the year ended December 31, 2011.

        Ukraine revenues increased by 11.9% to RUB 37,722 million in the year ended December 31, 2012, from RUB 33,720 million in the year ended December 31, 2011, primarily due to the growth in usage of value-added services by our subscribers and the increase in the number of our subscribers by 6.2% to 20.7 million from 19.5 million. Value-added services revenues increased by 24.6% to RUB 11,114 million in the year ended December 31, 2012, from RUB 8,916 million in the year ended December 31, 2011, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2012, grew to 29.5%, as compared to 26.4% in the year ended December 31, 2011.

        Ukraine cost of services and cost of handsets and accessories increased insignificantly by 2.3% to RUB 9,691 million in the year ended December 31, 2012, from RUB 9,477 million in the year ended December 31, 2011. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues decreased to 25.7% for the year ended December 31, 2012, from 28.1% for the year ended December 31, 2011. The increase in absolute terms was mainly attributable to the growth of interconnect expenses by 6.4% to RUB 4,963 million for the year ended December 31, 2012 from RUB 4,675 million for the year ended December 31, 2011 and to an increase in other direct cost by 18.6% to RUB 2,245 million for the year ended December 31, 2012 from RUB 1,899 million for the year ended December 31, 2011 due to an increase in outgoing traffic volumes. The decrease in Ukraine cost of services as a percentage of Ukraine revenues was caused by the decrease of roaming expenses as a percentage of Ukraine revenue to 2.2% for the year ended December 31, 2012 from 2.8% for the year ended December 31, 2011 due to the growth of roaming discounts for traffic volume from our international roaming partners. Cost of handsets and accessories sold and SIM cards provided to customers decreased by 54.3% to RUB 574 million or 1.5% of Ukraine revenues for the year ended December 31, 2012 from RUB 852 million or 2.5% of Ukraine revenues for the year ended December 31, 2011. The decline is attributable to the decrease of subsidized sales of handsets and accessories by 50.2% to RUB 155 million for the year ended December 31, 2012 from RUB 311 million for year ended December 31, 2011.

        Other countries and business activities revenues for the year ended December 31, 2012, increased by 7.6% to RUB 6,382 million from RUB 5,933 million for the year ended December 31, 2011. The increase was caused by us resuming the provision of mobile telecommunications services in Turkmenistan in the second half of 2012. The subscriber base in Armenia as of December 31, 2012 as compared to December 31, 2011 remained stable and amounted to 2.4 million and we regained 1.4 million subscribers in Turkmenistan during the second half of the year ended December 31, 2012 as a result of resuming our operations in this country.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2012, increased to RUB 1,400 million from RUB 1,148 million for the year ended December 31, 2011. The increase was caused by us resuming to provide mobile telecommunications services in Turkmenistan in the second half of 2012.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2012, increased by 10.5% to RUB 86,776 million from RUB 78,505 million for the year ended December 31, 2011. The increase was mainly attributable to the increase in salary expenses and related social contributions by RUB 5,017 million and as a percentage of our revenues to 10.7% for the year ended December 31, 2012 from 10.2% for the year ended December 31, 2011 due to our retail network expansion and a corresponding increase in the number of employees, as well as due to the change of the unified social tax rate.

        Russia sundry operating expenses for the year ended December 31, 2012, increased by 11.1% to RUB 70,754 million from RUB 63,862 million for the year ended December 31, 2011. Russia sundry operating expenses as a percentage of Russia revenues increased to 20.9% for the year ended December 31, 2012, from 20.5% for the year ended December 31, 2011. The increase of Russia sundry operating expenses as a percentage of Russia revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 9.3% for the year ended December 31, 2012, from 9.0% for the year ended December 31, 2011 due to our retail network expansion and a corresponding increase in the number of employees and the introduction of the unified social tax rate of 10%.

        Ukraine sundry operating expenses for the year ended December 31, 2012, increased by 6.1% to RUB 6,243 million from RUB 5,882 million for the year ended December 31, 2011. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 16.6% for the year ended December 31, 2012, from 17.4% for the year ended December 31, 2011. The decrease in sundry operating expenses as a percentage of Ukraine revenues is primarily attributable to the decrease in the provision for bad debt and other operating expenses.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2012, increased by 10.7% to RUB 9,687 million from RUB 8,752 million for the year ended December 31, 2011. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues increased to 151.8% for the year ended December 31, 2012, from 147.5% for the year ended December 31, 2011. This increase was mainly attributable to the increase in salary expenses and related contributions, which totaled to RUB 1,106 million.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2012, decreased by 12.6%, or RUB 3,133 million, to RUB 21,667 million from RUB 24,800 million for the year ended December 31, 2011. This decrease was mainly attributable to the decrease in commissions payable to dealers by RUB 2,224 million. Dealer commissions as a percentage of our revenues decreased to 3.6% for the years ended December 31, 2012 from 4.6% for the year ended December 31, 2011. This resulted from the fact that in 2012 we introduced changes into the motivation scheme for our dealers shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality which is measured by a percentage of subscriber payment. Also, as a result of our distribution strategy, the number of subscribers in Russia who were enrolled directly by us increased by 16% during the year ended December 31, 2012, as compared to the year ended December 31, 2011. Advertising and promotion expenses decreased by 10.3%, or RUB 908 million, to RUB 7,908 million for the year ended December 31, 2012, from RUB 8,817 million for the year ended December 31, 2011, which was primarily attributable to our cost optimization efforts. Sales and marketing expenses as a percentage of our total revenues decreased to 5.7% for the year ended December 31, 2012, as compared to 7.1% for the year ended December 31, 2011.

        Russia sales and marketing expenses for the year ended December 31, 2012, decreased to RUB 18,462 million, or 5.5% of Russia revenue, from RUB 21,947 million, or 7.0% of Russia revenues, for the year ended December 31, 2011. The decrease in sales and marketing expenses by 15.9% was due to the decrease of dealer commissions by RUB 2,451 million and advertising and marketing expenses by RUB 1,039 million. Dealer commissions as a percentage of Russia revenues decreased to 3.6% for the year ended December 31, 2012, from 4.7% for the year ended December 31, 2011. Advertising and marketing expenses as a percentage of Russia revenues decreased to 1.8% for the year ended December 31, 2012, as compared to 2.3% for the year ended December 31, 2011.

        Ukraine sales and marketing expenses for the year ended December 31, 2012, increased to RUB 2,570 million, or 6.8% of Ukraine revenues, from RUB 2,246 million, or 6.7% of Ukraine revenues, for the year ended December 31, 2011. The increase in sales and marketing expenses by RUB 324 million and as a percentage of Ukraine revenues was primarily attributable to the increase in dealer commissions by RUB 210 million as a result of revenue-sharing agreements.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2012, increased by 1.1% to RUB 817 million from RUB 808 million for the year ended December 31, 2011. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses decreased also remained stable at 12.8% for the year ended December 31, 2012, compared to the 13,6% for the year ended December 31, 2011.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2012, increased by 6.2% to RUB 67,910 million from RUB 63,932 million for the year ended December 31, 2011. The increase resulted from the development of our network in the regions, the build-out of our 3G and broadband Internet networks, the acquisition of fixed line operators and accelerated depreciation of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of our total revenues decreased to 18.0% for the year ended December 31, 2012, from 18.3% for the year ended December 31, 2011.

        Russia depreciation and amortization for the year ended December 31, 2012, increased by 9.6% to RUB 56,235 million from RUB 51,321 million for the year ended December 31, 2011, mainly as a result of the development of our network in the regions, the build-out of our 3G and broadband Internet networks, the acquisition of fixed line operators and accelerated depreciation of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of total revenues increased to 16.6% for the year ended December 31, 2012, from 16.5% for the year ended December 31, 2011.

        Ukraine depreciation and amortization for the year ended December 31, 2012, was RUB 9,571 million, or 25.4% of Ukraine revenues, and RUB 10,169 million or 30.2% of Ukraine revenues, for the year ended December 31, 2011. In the year ended December 31, 2011, there was a decrease in useful life of certain equipment to be replaced which was fully amortized during 2011.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2012, decreased by 13.8% to RUB 2,104 million from RUB 2,441 million for the year ended December 31, 2011, and decreased as a percentage of other countries and business activities total revenues to 33.0% from 41.1% respectively. The decrease in other countries and business activities depreciation and amortization expense was primarily attributable to the decrease of the customer base amortization expenses in Armenia, which was fully amortized in the year 2011.

Operating income

        Consolidated operating income increased by 16.8% to RUB 93,793 million for the year ended December 31, 2012, from RUB 80,296 million for the year ended December 31, 2011. Operating income as a percentage of our total revenues increased to 24.8% for the year ended December 31, 2012, compared to 23.0% for the year ended December 31, 2011. The overall increase in our consolidated revenues by 8.5% with the simultaneous decrease in consolidated sales and marketing expenses by 12.6% due to the reasons described above led to the increase in our consolidated operating income. The growth was also offset by an increase in consolidated cost of services and cost of handsets and accessories by 7%, increase in consolidated sundry operating expenses by 10.5%, increase in consolidated depreciation and amortization expenses by 6.2% due to the reasons described above.

        Russia operating income for the year ended December 31, 2012, increased by 12.6% to RUB 91,773 million from RUB 81,530 million for the year ended December 31, 2011. Russia operating income increased as a percentage of Russia revenues to 27.2% for the year ended December 31, 2012, from 26.2% for the year ended December 31, 2011, mainly due to the increase in Russia revenues by 8.4% combined with the simultaneous decrease in Russia sales and marketing expenses as a percentage of Russia revenues to 5.5% for the year ended December 31, 2012 from 7.0% for the year ended December 31, 2011 due to the reasons described above.

        Ukraine operating income for the year ended December 31, 2012, increased by 62.3% to RUB 9,647 million from RUB 5,946 million for the year ended December 31, 2011. Ukraine operating income increased as a percentage of Ukraine revenues to 25.6% for the year ended December 31, 2012, from 17.6% for the year ended December 31, 2011. These increases were largely due to the growth in Ukraine revenues by 11.9% and the simultaneous decline of depreciation and amortization expenses as a percentage of Ukraine revenues to 25.4% for the year ended December 31, 2012 from 30.2% for the year ended December 31, 2011 due to the reasons described above.

        Other countries and business activities operating loss for the year ended December 31, 2012, increased by RUB 410 million to RUB 7,626 million from RUB 7,216 for the year ended December 31, 2011. The increase was caused by resumption of our operations in Turkmenistan in the second half of 2012 and by the decline of other countries and business activities depreciation and amortization expenses both in absolute terms and as a percentage of other countries and business activities revenues due to the reasons described above.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction gains for the year ended December 31, 2012, was RUB 3,952 million, compared to the loss of RUB 4,403 million for the year ended December 31, 2011. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2012 and 2011, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2012 and 2011. The gains recognized in 2011 as compared to losses recorded in 2011 were mainly due to the appreciation of the Russian ruble against the U.S. dollar and euro during the year ended December 31, 2012, as compared to 2011.

Interest expense

        Consolidated interest expense for the year ended December 31, 2012, decreased by RUB 1,660 million, or 8.6%, to RUB 17,673 million from RUB 19,333 million for the year ended December 31, 2011. The decrease was mainly due to decrease of our weighted average interest rate (6.9% as of December 31, 2012 against 7.6% as of December 31, 2011) resulting from revision of coupon rate for

MTS Notes due 2016 and drawing of funds under credit facility of Calyon, ING N.V. Nordea Bank AB, Reiffeisen Zentralbank Osterreich AG, which bears relatively lower interest rate in comparison to RUB denominated notes and loans as well as decline in our average debt balance.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2012, decreased by RUB 561 million, or 39.2%, to a gain of RUB 869 million, compared to a gain of RUB 1,430 million for the year ended December 31, 2011. The decline is attributable to the depreciation of the Belarusian ruble against the U.S. dollar and subsequent decline in income of our equity investee in Belarus during the year ended December 31, 2012.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2012, increased to RUB 687 million, as compared to RUB 181 million for the year ended December 31, 2011. This increase was primarily attributable to the growth of expenses relating to the dispute with Nomihold and an increase in loss from currency sale in the year ended December 31, 2012, as described in Note 16 to our consolidated financial statements.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2012, increased by 24.9% to RUB 19,384 million from RUB 15,526 million for the year ended December 31, 2011. The effective tax rate decreased to 23.4% in the year ended December 31, 2012, from 26.0% in the year ended December 31, 2011 mainly as a result of decrease in earnings distributions from subsidiaries and expenses non-deductible for tax purposes.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2012, amounted to RUB 970 million compared to net income attributable to the non-controlling interest of RUB 3,624 million for the year ended December 31, 2011. The decline in net income attributable to the non-controlling interest resulted from the increase of our ownership interest in MGTS during the year ended December 31, 2011, from 51.3% to 94.1%.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2012, decreased by RUB 12,674 million, or 30.0%, to RUB 29,642 million, compared to RUB 42,315 million for the year ended December 31, 2011. Net income as a percentage of revenues was 7.8% in the year ended December 31, 2012, and 12.1% in the year ended December 31, 2011. Net income attributable to the Group for the year ended December 31, 2012, as compared to the year ended December 31, 2011, decreased due to the effect of the loss from discontinued operations in Uzbekistan in the amount of RUB 32,846 million recognized in the year ended December 31, 2012. The decrease in net income attributable to the Group was partially offset by the overall increase in revenues by 8.5% with the simultaneous decrease in sales and marketing expenses and depreciation and amortization expenses as a percentage of revenues for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

B.  Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 96 billion. Our bank loans consist of U.S. dollar-, euro- and ruble-denominated borrowings totaling approximately RUB 116.4 billion as of December 31, 2013. We repaid approximately RUB 45,191 million of indebtedness in 2013. As of December 31, 2013, the total amount available to us under our credit facilities amounted to RUB 5.0 billion. We had total indebtedness of approximately RUB 219.1 billion as of December 31, 2013, including capital lease obligations, compared to approximately RUB 232.1 billion as of December 31, 2012. Our total interest expense for the years ended December 31, 2012 and 2013, was RUB 17,673 million and RUB 15,498 million, net of amounts capitalized, respectively. See Note 15 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2011, 2012 and 2013 were RUB 72,802 million, 87,783 million and RUB 81,575 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2014 to be approximately 21% of our total 2014 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, RUB 33,086 million and RUB 2,198 million (net of cash acquired) in 2011 and 2012, respectively, was spent to acquire businesses. Part of the consideration was paid in connection with our acquisition of Comstar and MGTS. See "Item 3. Key Information—A. Selected Financial Data" and Note 3 to our audited consolidated financial statements. In 2013 we bought a 25.0945% stake in MTS Bank for RUB 5,089 million. We also used cash provided by operating activities as well as external credit facilities to finance our capital expenditures. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2013, RUB 17,462 million are due in 2014, RUB 22,558 million are due in 2015 and RUB 1,800 million are due in 2016. Of our bank loans outstanding as of December 31, 2013, RUB 7,564 million is due in 2014, RUB 11,669 million is due in 2015 and RUB 26,590 million is due in 2016. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 51.46% of our total charter capital (53.47% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of RUB 30,046 million (including dividends on treasury shares of RUB 1,127 million) for the year 2010, of which RUB 6 million remained payable as of December 31, 2011, RUB 30,397 million (including dividends on treasury shares of RUB 1,140 million) for 2011, of which RUB 4 million remained payable as of December 31, 2012, and RUB 30,168 million (including dividends on treasury shares of RUB 1,131 million) for 2012. In 2013, MTS started to pay out dividends on a semi-annual basis using interim 6 months and full-year financial results as a foundation, and the amount of semi-annual dividends for 2013 approved by our shareholders was RUB 10,786 million (including dividends on treasury shares of RUB 405 million). Dividends payable to our shareholders as of December 31, 2013, amounted to RUB 1 million.

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

        As of December 31, 2013, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2013, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2013)	Amount
MTS International Notes due 2020	USD	8.625%	24,547
MTS International Notes due 2023	USD	5.00%	16,365
MTS OJSC Notes due 2020	RUB	8.15%	15,000
MTS OJSC Notes due 2014	RUB	7.60%	13,619
MTS OJSC Notes due 2017	RUB	8.70%	10,000
MTS OJSC Notes due 2023	RUB	8.25%	10,000
MTS OJSC Notes due 2015	RUB	7.75%	7,537
MTS OJSC Notes due 2018	RUB	7.50%	3,844
MTS OJSC Notes due 2016	RUB	8.75%	1,788
MTS OJSC Notes due 2015 (A series)	RUB	10.0%	12
MTS OJSC Notes due 2016 (B series)	RUB	8.0%	12
MTS OJSC Notes due 2022 (V series)	RUB	5.0%	12
Plus: unamortized premium			8

Total notes			102,744
Less: current portion			(17,462)

Total notes, long-term			85,282

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2018	December 2014
MTS OJSC Notes due 2020	November 2015
MTS OJSC Notes due 2023	March 2018

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. We are also prohibited from having any judgment, decree or order for payment of money in an amount $15.0 million (RUB 491 million as of December 31, 2013) for MTS International Notes 2020 and $75.0 million (RUB 2,455 million as of December 31, 2013) for MTS International Notes due 2023 unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with all our note covenants as of December 31, 2013.

Bank loans

        As of December 31, 2013, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2013)	December 31, 2013
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2013 - 2020	LIBOR +1.15% (1.50%)	26,132
Skandinavska Enskilda Banken AB	2013 - 2017	LIBOR+0.23% - 1.8% (0.57% - 2.15%)	4,238
HSBC Bank plc and ING BHF Bank AG	2013 - 2014	LIBOR+0.3% (0.65%)	394
Other	2013 - 2014	Various	258

			31,022
EUR-denominated:
Bank of China	2013 - 2016	EURIBOR+1.95% (2.34%)	2,435
Credit Agricole Corporate Bank and BNP Paribas	2013 - 2018	EURIBOR+1.65% (2.04%)	1,557
LBBW	2013 - 2017	EURIBOR+0.75% (1.14%)	839

			4,831
RUB-denominated:
Sberbank(1)	2020	8.45%	80,000
Other	2013 - 2023	Various	395

			80,395
AMD-denominated:
ASHIB	2014	13.45%	108

			108
Total bank loans			116,356
Less: current portion			(7,564)

Total bank loans, long-term			108,792

(1)
Each of our ruble-denominated Sberbank loan facilities provides that Sberbank may unilaterally change the interest rate including, without limitation, in the event of an increase in the CBR refinance rate. An increase in the interest rate is subject to a minimum 60-day prior notice from Sberbank, and a decrease in the interest rate is subject to a 30-day notice.

        See also Note 15 to our audited consolidated financial statements.

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $10.0 million (RUB 327 million as of December 31, 2013) for a period of over 60 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2013.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2013:

	Notes	Bank loans
Payments due in the year ending December 31,
2014	17,462	7,564
2015	22,558	11,669
2016	1,800	26,590
2017	10,000	20,264
2018	10,000	19,420
Thereafter	40,924	30,849

Total	102,744	116,356

        In addition, we had capital lease obligations in the amount of RUB 48 million and RUB 212 million as of December 31, 2013 and 2012, respectively. The terms of our material debt obligations are described in Note 15 to our audited consolidated financial statements.

        Subsequent to December 31, 2013, we repaid approximately RUB 2,608 million (based on USD and Euro exchange rates as of the payment dates) in short-term indebtedness.

        In addition, Sistema, which currently controls 51.46% of our total charter capital (53.47% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2011	2012	2013
	(in millions of RUB)
Cash flows from:
Net cash provided by operating activities—continuing operations	107,019	134,856	159,924
Net cash provided by/(used in) operating activities—discontinued operations	6,543	(2,733)	(547)
Net cash used in investing activities—continuing operations	(72,658)	(91,322)	(96,786)
Net cash used in/(provided by) investing activities—discontinued operations	(4,552)	(2,045)	115
Net cash used in financing activities—continuing operations(1)	(5,630)	(75,346)	(55,145)
Effect of exchange rate changes on cash and cash equivalents	594	(985)	1,037

Net increase/(decrease) in cash and cash equivalents	31,316	(37,575)	8,598

Cash outlays from continuing operations for:
Capital expenditures(2)	(72,802)	(87,783)	(81,575)
Acquisition of subsidiaries, net of cash acquired	(6,569)	(1,937)	—
Cash payments for the acquisition of subsidiaries from related party and non-controlling interests	(26,517)	(261)	—

(1)
There were no cash flows/inflows provided by financing activities related to discontinued operations

(2)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2013, net cash provided by operating activities from continuing operations was RUB 159,924 million, an increase of 18.6% from the year ended December 31, 2012. This increase was primarily attributable to an increase in total revenues due to the increased usage of value added services by our subscribers as well as one off cash inflow recognized on settlement of Bitel litigation in amount of RUB 4,093 million.

        Net cash from continuing operations used in investing activities in the year ended December 31, 2013 was RUB 96,786 million, an increase of 6.0% from the year ended December 31, 2012. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2013, decreased by RUB 6,208 million. The cash outflow relating to short term and other investments in the form of deposits and loans increased by RUB 8,544 million. The amount of cash paid for acquisition of subsidiaries, net of cash acquired, decreased by RUB 1,937 million. At the same time investments in associates increased by RUB 5,088 million due to acquisition of 25.0945% stake in MTS Bank.

        Net cash from continuing operations used in financing activities in the year ended December 31, 2013 was RUB 55,145 million, compared to RUB 75,346 million used in the year ended December 31, 2012. The decrease was mainly attributable to our repayments of loans and debt, which were by RUB 17,764 million lower than in 2013. In addition, the amount of funds raised by us in the year ended December 31, 2013 increased by RUB 8,049 million, as compared to the year ended December 31, 2012. The effect of change in cash flows related to debt activities was partially offset by an increase in dividends paid (by RUB 10,080 million) resulting from change in our dividend policy (starting from 2013 we pay dividends on a semi-annual basis). Additional cash inflows were generated from the sale of MGTS's subsidiary—"Business Real Estate"—to AFK Sistema for RUB 3,215 million (RUB 3,068 million net of cash disposed), as well as reimbursement of debt issuance costs paid for insurance premium of not used credit facilities in amount of RUB 959 million.

        For the year ended December 31, 2012, net cash from continuing operations provided by operating activities was RUB 134,856 million, an increase of 26.0% from the year ended December 31, 2011. This increase was primarily attributable to an increase in total revenues due to the increased usage of value added services by our subscribers.

        Net cash from continuing operations used in investing activities in the year ended December 31, 2012 was RUB 91,322 million, an increase of 25.7% from the year ended December 31, 2011. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2012, increased by RUB 14,981 million. The cash outflow relating to short term and other investments in the form of deposits and loans increased by RUB 7,957 million. The amount of cash paid for acquisition of subsidiaries, net of cash acquired, decreased by RUB 4,632 million.

        Net cash used in financing activities in the year ended December 31, 2012 was RUB 75,346 million, compared to RUB 5,630 million used in the year ended December 31, 2011. The increase was mainly attributable to our repayments of loans and debt, which were by RUB 52,915 million greater than in 2011 (of which RUB 29,200 million was due to the voluntary early repayment of Gazprombank and Moscow Bank facilities. In addition, the amount of funds raised by us in the year ended December 31, 2012 decreased by RUB 50,220 million, as compared to the year ended December 31, 2011. The effect of change in cash flows related to debt activities was partially offset by decrease in cash payments for acquisitions of subsidiaries from related parties and non-controlling interests (by RUB 26,256 million), dividends paid (by RUB 5,157 million) and notes and debt issuance costs (by RUB 2,171 million).

Liquidity

        As of December 31, 2013, we had total cash and cash equivalents of RUB 30,612 million (RUB 20,115 million in rubles, RUB 8,839 million in U.S. dollars, RUB 697 million in Turkmenistan manat, RUB 531 million in euros, RUB 363 million in Ukrainian hryvnias, RUB 67 million in Armenian dram). In addition, as of December 31, 2013, we had short-term investments of RUB 14,633 million, mostly in deposits in various banks as well as money market funds. We also had RUB 5,000 million available under existing credit facilities as of December 31, 2013. For a description of our outstanding external financing, see Note 15 to our audited consolidated financial statements.

        As of December 31, 2013, we had a working capital surplus of RUB 14,814 million compared to a deficit of RUB 21,043 million as of December 31, 2012. The increase in working capital was mainly attributable to an increase in our total cash and cash equivalents by RUB 8,598 million, in short term investments by RUB 10,599 million, in trade receivables by RUB 1,182 million as well as in other assets by RUB 1,317 million and the decrease in accrued liabilities and other payables by RUB 12,981 million (of which RUB 8,031 related to provision for claims in Uzbekistan and RUB 6,718 related to the Bitel liability). We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2011, 2012 and 2013 that was distributable under Russian legislation amounted to RUB 54,129 million, RUB 42,949 and RUB 55,999 million, respectively.

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

Critical Accounting Policies and Estimates

        Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies and estimates are those discussed below.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. None of the Group's long-lived assets were impaired in 2013. An impairment loss in the amount of RUB 16,514 million for the year ended December 31, 2012 was recognized by our subsidiaries in Uzbekistan and included net loss from discontinued operations. See also Note 2 and Note 4 to our audited consolidated financial statements.

Impairment of Goodwill

        Goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in a purchase business combination and is not amortized. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. We determine whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill. As of December 31, 2012, we recognized goodwill impairment in the amount of RUB 3,523 million related to Uzdunrobita Litigation, which is included in the net loss from discontinued operations. Please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding the recent suspension of our services in Uzbekistan, "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan" and Note 4 to our audited consolidated financial statements.

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

New Accounting Pronouncements

        In July 2012, the FASB updated the authoritative guidance on testing indefinite-lived intangible assets for impairment. The update permits the entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The guidance is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

        In March 2013, the FASB issued the authoritative guidance on a parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or group of assets within a foreign entity or of an investment in a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years and interim reporting periods within those fiscal years beginning after December 15, 2013. The amendments described in the update are to be applied prospectively to derecognition events occurring after the effective date; prior periods are not to be adjusted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

        See Note 2 to our audited consolidated financial statements.

C.  Research and Development, Patents and Licenses, etc.

        Not applicable.

D.  Trend Information

Sales

        In 2013, our revenues in Russia and Ukraine increased by 5% and 5.3%, respectively. Our mobile subscriber base increased to 95.5 million subscribers from 95.5 million subscribers as of December 31, 2013. We expect our consolidated subscriber base to grow in 2013 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2013 mainly based on growth in data usage and the development of our broadband business in the regions.

        Average monthly service revenue per subscriber in Russia increased to RUB 307.9 for the year ended December 31, 2013, from RUB 297.1 for the year ended December 31, 2012. Average monthly minutes of use per subscriber in Russia increased to 327 minutes in 2013 from 304 minutes in 2012 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers. We expect average monthly service revenue per subscriber in Russia to remain stable in 2014 as we plan to decrease prices and stimulate growth in usage of data services. We also believe that average monthly minutes of use per subscriber will remain stable with an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base increased to approximately 22.7 million subscribers as of December 31, 2013, from 20.7 million subscribers as of December 31, 2012. While APPM remained stable in 2013, our ARPU stagnation and MOU reduction have been caused by the growth in low value subscribers. In 2014, we expect revenues to remain stable under the impact of the weaker macroeconomic environment. We expect the average monthly minutes of use per subscriber will remain stable or decrease slightly in 2014. We expect MTS Ukraine's subscriber base to increase in 2014 due to continued development and marketing of our best customer experience in order to position ourselves as an operator with the optimum price/quality proposition of voice and data services.

        Our subscriber base in Armenia remained stable and amounted to 2.4 million subscribers in 2013. The average monthly service revenue per subscriber in Armenia increased to 2,737 dram (RUB 213.2) from 2,656 dram (RUB 205.6). We expect the average monthly service revenue per subscriber in Armenia to decline mainly due to the growth of competition on these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM card usage per person.

        Our primary operating license in Turkmenistan was resumed, and all of our operations in the country fully recommenced on October 1, 2012. Our subscriber base in Turkmenistan amounted to approximately 2.0 million subscribers as of December 31, 2013. We expect our subscriber base and revenues to increase and our market share to grow in 2014.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2013, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect the growth of our business activity in Russia to continue throughout 2014. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2014 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies against the U.S. dollar in the countries where we operate. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our revenues reported in U.S. dollars and increase our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro- denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        A vast majority of our subscribers are prepaid subscribers with no contractual commitment to us. As a result, these subscribers have unfettered freedom to migrate between operators at their convenience. This freedom, combined with the relative ease with which subscribers can obtain SIM cards, contributes to churn and increasing penetration levels in the markets where we operate.

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia decreased to 36.3% during the year ended December 31, 2013, as compared to 42.4% for the year ended December 31, 2012, as we improved the quality of customer service by developing our proprietary mono-brand retail network in Russia and revised the pattern of interaction with dealers. In addition, we continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2014, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 26.1% for the year ended December 31, 2013, from 30.5% for the year ended December 31, 2012. This decrease was achieved by adjusting our tariffs in response to changes in the market and economic environment and focusing on subscriber base management.

E.  Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        In 2007, 2008 and 2009 we entered into variable-to-fixed interest rate swap agreements to manage the exposure to changes in variable interest rate related to debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2013, mature in 2014-2015.

        In 2013, 2012 and 2009, we entered into several cross-currency interest rate swap agreements with various banks. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. The instruments qualify for cash flow hedge accounting under the U.S. GAAP requirements. Each cross-currency interest swap matches the interest and principal payments of the underlying debt allowing for highly effective hedges. Our cross-currency interest rate swap contracts outstanding as of December 31, 2013, mature in 2019 and 2020.

F.  Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2013:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	25,026	62,617	59,684	71,772	219,099
Interest Payments(2)	15,139	25,679	17,107	11,030	68,955
Capital Lease Obligations	42	11	—	—	53
Operating Lease Obligations	4,684	1,079	428	1,371	7,562
Purchase Obligations(3)	30,709	7,089	42	27	37,867
Asset retirement obligation	—	—	—	2,743	2,743

Retirement and post-retirement obligation	47	165	170	677	1,059

Payments related to business acquisitions	11	—	—	—	11

Uncertain Income Tax Position	615	—	—	—	615

Total	76,273	96,640	77,431	87,620	337,964

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2013, scheduled maturities for the debt and interest rates effective as of December 31, 2013. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 15 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board of Directors, Non-Executive Director
Anton V. Abugov	1976	Deputy Chairman of the Board of Directors, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Alexander E. Gorbunov	1967	Non-Executive Director
Michel Combes	1962	Non-Executive Independent Director
Thomas Holtrop	1954	Non-Executive Independent Director
Andrei A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Sergey A. Drozdov	1970	Non-Executive Director
Alexey V. Kornya(3)(4)	1975	Vice President—Member of Management Board—Chief Financial Officer ("CFO")
Andrei E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Vasil I. Latsanych(3)	1972	Vice President—Member of Management Board—Marketing
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Vadim E. Savchenko(3)	1974	Vice President—Member of Management Board—Sales and Customer Service
Igor V. Alyoshin	1965	Vice President—Security
Mikhail A. Arkhipov(3)	1982	Vice President—Member of Management Board—HR
Andrey G. Smelkov(3)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Ivan A. Zolochevsky(3)	1972	Member of Management Board—General Director of MTS Ukraine
Valery V. Shorzhin(3)	1963	Vice-President—Member of Management Board—Procurement Management and Administrative Matters
Kirill A. Dmitriev	1978	Member of Management Board—Head of Moscow Macro-region

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. He also was the Chairman of our Strategy Committee until 2013 and is now a member of the Strategy Committee and a member of the Budget Committee. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He served as a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema—affiliated companies. Currently Mr. Sommer is a Chairman of the Board of Directors of SSTL. He is also a member of the Board of Directors of Tata Consultancy Services, a member of the Supervisory Board of Munich Reinsurance, and a member of the International Advisory Board of The Blackstone Group. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Anton V. Abugov has served as one of our Directors since June 2008 and as Deputy Chairman of the Board of Directors since June 2012. He is also the Chairman of our Strategy Committee. In addition, Mr. Abugov serves on the Board of Directors of various other companies affiliated with Sistema, including SSTL, Russkaya Zemlya LLC and RZ-Agro OJSC. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. He is also a member of the Strategy Committee and the Investor Relations Committee at Sistema. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group in different positions, including head of corporate finance from 1999 to 2002.

        Vsevolod Rozanov has served as one of our Directors since June 2012. He is also the Chairman of our Budget Committee, Corporate Conduct and Ethics Committee. From 2008 until 2013 he served as the president of SSTL. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Appointment Committee, and a member of our Audit Committee,Strategy Committee and the Special Committee. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, and Arrow Creek Investments 75 (PTY) LTD South Africa.

        Alexander E. Gorbunov has served as one of our Directors since February 2013. He also is a member of our Strategy Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL, SMM, Stream LLC and Cosmos-TV JSC. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema and from 2011—as Executive Vice-President. From 2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Michel Combes has served as one of our Directors since February 2013. He also is a member of the Remuneration and Appointment Committee, Audit Committee and Special Committee. Mr. Combes serves as Chief Executive Officer of Alcatel-Lucent SA. Mr. Combes also serves as Chairman of the Supervisory Board at Assystem and as Non-Executive Director and a member of the Board of Directors of ISS. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2006 to 2008, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

        Thomas Holtrop has served as one of our Directors since February 2013. From 2009 until 2011, he served as a member of the Board of Directors at Comstar. He is also the Chairman of our Audit Committee, a member of the Special Committee and the Remuneration and Appointment Committee and Committee of Independent Directors on MTS-Bank acquisition project. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2006, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Andrei A. Dubovskov has served as our President and CEO since March 2011. Since June 2011 he has also served as our President and a member of our Corporate Conduct and Ethics Committee, Strategy Committee. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural Macro-region. From January 2005 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Sergey A. Drozdov has served as one of our Directors since June 2013. He has also served as Senior Vice-President and head of Corporate Governance Complex at Sistema since 2011. From 2002 to 2011, Mr. Drozdov served as First Vice-President and Head of Property Complex of Sistema. He served as Vice-President performing duties of the President of OJSC Sistema-Invest, from 1998 to 2002. Prior to that, from 1995 to 1998, he served as head of Development and Investments Department. From 1994 to 1995 Mr. Drozdov served as head of Financial Innovations and Marketing of the Moscow City Property Fund.

        Alexey V. Kornya has served as our Vice President—CFO since June 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer and is the Chairman of our Disclosure Committee. He is a member of our Management Board and a member of the Board of Directors of RTC, a member of the Board of Directors of MTS-Bank and a member of the Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2009, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.

        Andrei E. Ushatsky has served as our Vice President—Chief Technology and Information Officer since April 2014. Prior to that Mr. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Vasil I. Latsanych has served as our Vice President—Marketing since September 2011. He served as Acting Head—MTS Ukraine since March 2011 until September 2011. From October 2007 to March 2011, Mr. Latsanych served as Marketing Director of MTS Ukraine. Prior to joining us, Mr. Latsanych served as Marketing Director at Coca-Cola Bottlers Siberia and Coca-Cola Krasnoyarsk. From 1996 to 1999, Mr. Latsanych held various management positions at Coca-Cola Amatil Ukraine Ltd and Coca-Cola Beverages Ukraine.

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

        Igor V. Alyoshin was appointed MTS Vice President for Security in January 2013. Prior to joining MTS, from 2012 to 2013, Mr. Alyoshin worked at CJSC Medsi Group as Vice President for Security and HR, member of the Executive Board and Vice President for Security and Assets Safeguard. Prior to that, he served as Deputy Interior Minister of the Russian Federation in 2011-1012, Minister of Interior of Republic Bashkortostan in 2008-2011 and Minister of Interior of Karelia Republic in 2006-2008. Since 1989 until 2006 Mr. Alyoshin worked in Directorate of Internal Affairs of Omsk Region, taking various positions, from officer of criminal investigation and economic crimes prevention to Head of Department of Economic Crimes prevention, first Deputy Head and further Head of Criminal Investigation Police.

        Mikhail A. Arkhipov has served as our Vice President—HR starting April 2013. Prior to joining us, from 2009 to 2013, he worked at SIBUR, where he took several positions, from Head of Compensations and Benefits to HR Director. From 2008 to 2009, he held various positions at SUN Interbrew and KPMG.

        Andrey G. Smelkov has served as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since October 2013. Prior to that, since 2010, he has served as a Chairman of the Board in TOO "Mobile Telekom Service", Kazakhstan. Since 2008 Mr. Smelkov has worked as a Head of OOO "Sky Mobile", Kyrgyztan. Prior to that, he worked as a Head of branch in OJSC VimpelCom.

        Ivan A. Zolochevsky has served as member of Management Board since October 2011. He has served as General Director of MTS Ukraine since 2011. From 2005 to 2011, Mr. Zolochevsky served as Director of OJSC MTS Macro-region North-West branch. From 2001 to 2005, he served as sales Director at VVS. Prior to that he served as head of Sales and Marketing Department at Tranzas.

        Valery V. Shorzhin has served as Vice President-Procurement Management and Administrative Matters, Member of the Management Board since March 2014. Prior to that he served at MTS as Director-Procurement Management since 2011. He had also been a Member of the MTS Management Board between 2009 and 2010. From 2008 to 2011, he served as Director of Information Technology. Prior to joining MTS, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 2003 to 2006, he held various information technology management positions at Sovintel.

        Kirill A. Dmitriev has served as Member of Management Board-Head of Moscow Macro-region since April 2014. Prior to that he has served as Director of North-West Macro-region since 2011. Mr. Dmitriev joined MTS in 2009 as Director of Western branch of MTS Ukraine. Prior to joining MTS he served at various management positions at Baltic Beverages Holding Ukraine.

        Our directors were elected at the extraordinary general shareholders' meeting on February 14, 2013 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 25, 2013. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.  Compensation of Directors and Senior Management

        Our officers and directors were paid during 2013 an aggregate amount of approximately RUB 883 million for services in all capacities provided to us; this amount comprised RUB 393 million in base salaries and RUB 490 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to monetary remuneration based on the quoted prices of our ADSs on the NYSE. Related compensation accrued in 2013 amounted to RUB 482 million. For additional information, see Note 2 to our audited consolidated financial statements.

        In 2009, we amended our Regulation on Remuneration and Compensation of the Members of the Board of Directors to provide that only independent non-executive directors receive compensation. Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $250,000 (RUB 8 million) (or $275,000 (RUB 9 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors).

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000 (RUB 0.5 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000 (RUB 0.8 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000 (RUB 0.7 million), and a director serving as Chairman of a special committee receives additional annual compensation of $25,000 (RUB 0.8 million). Members of all other Board committees receive additional annual compensation of $5,000 (RUB 0.2 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000 (RUB 0.3 million).

        Independent non-executive members of the Board of Directors are also eligible for an annual bonus of up to a maximum of $200,000 (RUB 7 million) based on our performance and average ADS price over a specified period.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation, bonus and additional compensation for serving as a Board committee member) should not exceed $500,000 (RUB 16 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses of up to $200,000 (RUB 7 million).

C.  Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board of Directors currently consists of nine members. The Board of Directors has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once a month, though it may meet more often at its election. The members of our Board of Directors have entered into service contracts with us. Other than their entitlement to a pro rata share of their annual compensation and, in the case of independent directors, a pro rata share of their bonus, these contracts do not provide for benefits upon termination of their employment. See "—B. Compensation of Directors and Senior Management" for a description of the pro rata payments.

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

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 4, 2011, Andrei A. Dubovskov was elected as our President and CEO, starting from March 5, 2011, by the Board of Directors for a term of three years, in March 2014 his contract was extended for three more years.

Management Board

        In October 2006, we revised our charter to establish a new governing body called the Management Board. The Management Board is an executive body which oversees certain aspects of our ongoing activities. The overall number of the Management Board members is approved by the Board of Directors at the proposal of the President with each member being elected by the Board upon nomination by the President. Each Board member is elected for a three year period and can be reelected an unlimited number of times.

        The President is the Chairman of the Management Board. Currently our Management Board consists of 11 members.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant and Managing Director of the Finance and Investment Complex at Sistema;

  •
  Jakub O. Paragulgov, who holds the position of Director of Planning in Finance and Investment Complex at Sistema; and

  •
  Maxim A. Mamonov, who holds the position of Director of the Internal Control and Audit at Sistema.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2014.

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

D.  Employees

        At December 31, 2013, we had 67,715 employees. Of our 62,642 employees in Russia, we estimate that 516 were executives; 15,567 were technical and maintenance employees 37,360 were sales, marketing and customer service staff; and 9,094 were administration and finance staff. In addition, of the 62,642 employees in Russia, we estimate that 23,942 were employed in our retail unit.

        As of December 31, 2013, 3,240 of our employees worked in Ukraine. Of these employees, we estimate that 17 were executives; 993 were technical and maintenance employees; 1,481 were sales, marketing and customer service staff; and 749 were administration and finance staff.

        As of December 31, 2013, 608 of our employees worked in Turkmenistan. Of these employees, we estimate that 13 were executives; 107 were technical and maintenance employees; 363 were sales, marketing and customer service staff; and 125 were administration and finance staff.

        As of December 31, 2013, 1,225 of our employees worked in Armenia. Of these employees, we estimate that 12 were executives; 153 were technical and maintenance employees; 673 were sales, marketing and customer service staff; and 359 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2011, 2012 and 2013:

	At December 31,
	2011	2012	2013
Russia	52,300	56,617	62,642
Ukraine	3,063	3,096	3,240
Uzbekistan	1,419	618	—
Turkmenistan	70	565	608
Armenia	1,200	1,181	1,225

Total	58,052	62,077	67,715

        Our employees are not unionized, except for 4,877 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.  Share Ownership

        As of April 1, 2014, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 15, 2014, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 15, 2014
Directors and Executive officers	Number	%(1)
Andrei A. Dubovskov, Executive Director, President and CEO	15,620	0.00079%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	19,824	0.00100%
Andrei E. Ushatsky, Vice President—Chief Technology and Information Officer	14,000	0.00070%
Vsevolod V Rozanov, Non-Executive Director	72,792	0,00366%

Total	122,236	0.00615%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,922,064 ordinary shares outstanding as of April 15, 2014.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 2.5 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2013, options related compensation accrued in the amount of RUB 95 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 15, 2014. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 15, 2014
Directors and Executive officers	Number	%(1)
Andrei A. Dubovskov, Executive Director, President and CEO	152,525	0.00767%
Alexey V. Kornya, Vice President—Chief Financial Officer	85,416	0,00429%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	54,053	0.00272%
Andrei E. Ushatsky, Vice President—Chief Technology and Information Officer	55,884	0.00281%
Vadim E. Savchenko, Vice President—Sales and Customer Service	63,020	0,00317%
Vasil I. Latsanych, Vice President—Marketing	67,307	0,00338%
Valery V. Shorzhin, Vice-President—Procurement Management and Administrative Matters	51,595	0,00259%
Igor V. Alyoshin, Vice President—Security	32,486	0,00163%
Mikhail A. Arkhipov, Vice President—HR	39,530	0,00199%
Kirill A. Dmitriev, Head of Moscow Macro-region	33,591	0,00169%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	19,820	0,00100%
Ivan A. Zolochevsky, General Director of MTS Ukraine	41,880	0,00211%
Oleg A. Atamanov, General Director of MTS Turkmenistan	42,185	0,00212%
Ralph S. Yirikian, General Director of MTS Armenia	47,720	0,00240%
Andrey V. Ershov, General Director of MGTS	40,853	0,00205%
Ron Sommer, Chairman of the Board, Non-Executive Director	74,580	0,00375%

Total	902,445	0.04537%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,988,922,064 ordinary shares outstanding as of April 15, 2014.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of April 1, 2014, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2014
Name	Number	Percentage
Sistema(1)	636,224,752	31.99%
Sistema Finance S.A.	206,643,900	10.39%
STA(2)	220,467,234	11.08%
ADS holders(3)	709,401,170	35.67%
Other Public Float (including our directors and executive officers)(4)	216,185,008	10.87%

Total(5)	1,988,922,064	100.0%

(1)
Vladimir P. Evtushenkov has a controlling interest in Sistema, and is considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Finance SA, and Sistema Telecom Activy ("STA"). Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)
STA is a limited liability company formed under the laws of Russia. Sistema owns 100% of STA, which became a holder of our 11.1% beneficial ownership after VAST LLC ("VAST") and Invest-Svyaz CJSC, the previous beneficial owners of this ownership interest, were merged into STA in 2010, 2011 and 2012, respectively.

(3)
Excludes treasury shares held in the form of ADSs, as described below. As of April 1, 2014, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. Of these ADSs, approximately 68.9% were held by U.S. investors as of April 15, 2014. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,163 of our ordinary shares as of April 1, 2014. We did not undertake any repurchases of ADSs in the years ended December 31, 2011, 2012 and 2013. A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) as part of our reorganization during 2011. A total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million as a part of our reorganization during 2013. In March 2014, these shares were sold pursuant to applicable requirements of Russian legislation. See "Item 3. Key information—A. Selected Financial Data."

        As of April 1, 2014, we held a total of 77,491,498 shares, of which approximately 87.8% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of December 31, 2013, Sistema's effective ownership in us was 53.47%.

B.  Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note is an interest free and is repayable in 2017. As of December 31, 2013 and 2012 the amount receivable from Sistema under the promissory note was RUB 618 million and RUB 618 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In June 2010, we accepted a promissory note from Sistema in exchange for a promissory note of Sky Link. The note is interest free and was repaid upon demand in the year ended December 31, 2011.

Sistema Holding Limited

        In October 2011, Sistema Holding Limited acquired 4,311,019 of our ADSs in a series of purchases.

Doveritelnaja Investizionnaja Kompanija "DIK"

        In April and May 2013, the Group invested RUB 4.0 billion in Investment fund "Reservnyi" managed by "DIK" a subsidiary of Sistema. As of December 31, 2013 unrealized gain in the amount of RUB 154 million was recognized in the accompanying consolidated statements of operations and comprehensive income.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 2,407 million, RUB 1,902 million and RUB 1,757 million for services provided in the years ended December 31, 2011, 2012 and 2013, respectively.

NVision Group

        During the years ended December 31, 2011, 2012 and 2013, the Group acquired from NVision Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately RUB 14,783 million, RUB 12,898 million and RUB 13,394 million, respectively, and incurred expenses of RUB 1,415 million, RUB 1,115 million and RUB 1,083 million, respectively, under an IT consulting agreement.

        As of December 31, 2012 and 2013, the advances given to NVision Group, a subsidiary of Sistema, amounted to RUB 1,215 million and RUB 496 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

Smart Cards Group

        During the years ended December 31, 2011, 2012 and 2013, the Group purchased SIM cards and Prepaid phone cards for approximately RUB 2,336 million, RUB 842 million and RUB 765 million, respectively.

AB Safety

        During the years ended December 31, 20011, 2012 and 2013, we paid RUB 296 million, RUB 344 million and RUB 354 million, respectively, to AB Safety, an affiliate of Sistema, for the provision of security services.

Sistema-Inventure

        In the year ended December 31, 2010, in connection with the sale of a 25% plus one share stake in Svyazinvest, we incurred consultancy fees for Sistema-Inventure, a subsidiary of Sistema, in the amount of RUB 291 million. In December 2011, we acquired a 100% stake in Sistema-Inventure, which directly owns 24.3% of the ordinary shares of MGTS.

Svyazinvest

        We have entered into various agreements with Svyazinvest and its subsidiaries relating to the provision of interconnect and other services. During the year ended December 31, 2010, Svyazinvest ceased to be related to us.

Mediaplanning

        We had contracts for advertising services with Mediaplanning, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 32 million for services provided in the year ended December 31, 2011. In the year ended December 31, 2011, we ceased our relationship with this contractor and it ceased to be related to us.

City Hals

        During the year ended December 31, 2010, City Hals, a subsidiary of Sistema, provided rent, repair, maintenance and cleaning services to us. During the year ended December 31, 2010, City Hals ceased to be related to us.

Sky Link and subsidiaries

        During the year ended December 31, 2010, we accrued revenues from interconnect agreements with Sky Link, an affiliate of Sistema, and its subsidiaries. During the year ended December 31, 2010, Sky Link and its subsidiaries ceased to be related to us.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2011, 2012 and 2013, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 306 million, RUB 306 million and RUB 125 million, respectively, which, individually, were and are immaterial. Our main investments are in SMM, in which we hold 3.14%, and the value of such investments as of December 31, 2011, 2012 and 2013, amounted to RUB 117 million, RUB 117 million and RUB 117 million.

Transactions with equity investees

Stream OOO

        In July 2012 our share in the company Stream OOO decreased to 45% and therefore it has become a related party for the group. In the year ended December 31, 2013 we signed contracts for content services and expenses amounting to RUB 711 million.

MTS Bank

        We maintain certain number of deposit and loan agreements with MTS Bank, a subsidiary of Sistema. As of December 31, 2011, 2012 and 2013, we had cash positions at MTS Bank in the amount of RUB 10,029 million and RUB 8,161 and RUB 11,297 million in current accounts, including short-term deposits in the amount of nil, RUB 101 million and RUB 5,081 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2011, 2012, and 2013, amounted to RUB 445 million, RUB 172 million and RUB 742 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        Interest expense on the funds raised from MTS Bank during the years ended December 31, 2011, 2012 and 2013 amounted to nil, RUB 363 million and nil respectively, was included as a component of interest expense in the accompanying consolidated statements of operations and comprehensive income.

MTS Belarus

        During the years ended December 31, 2011, 2012 and 2013, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 192 million, RUB 209 million and RUB 149, respectively. At the same time, during the years ended December 31, 2011, 2012 and 2013 we incurred roaming expenses with MTS Belarus amounting to RUB 309 million, RUB 424 million and RUB 278 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 144 million, RUB 336 million and RUB 965 million from, and total accounts payable of RUB 1,835 million, RUB 2,338 million and RUB 3,315 million to, related parties as of December 31, 2011, 2012 and 2013, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 22 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.  Consolidated Statements and Other Financial Information

        8.A.1-3.    See Item 18.

        8.A.4-6.    Not applicable.

8.A.7. Litigation

Uzbekistan

        In June 2012, the authorities of the Republic of Uzbekistan commenced repeat audits of previously audited financial and operating activities of MTS' wholly owned subsidiary Uzdunrobita. On July 17, 2012, Uzdunrobita suspended its services in Uzbekistan pursuant to the order of the State Agency for Communications and Information of Uzbekistan (the "SACI") temporarily suspending the operating license of Uzdunrobita for a period of ten business days. This suspension was subsequently extended to three months due to a decision of the Tashkent Economic Court of July 30, 2012.

        On August 6 and 7, 2012, fourteen regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately RUB 2,558 million. This amount was subsequently reduced by the superior antimonopoly regulator to RUB 416 million in the aggregate. The disputes with the antimonopoly authorities were dismissed after payments were made by Uzdunrobita pursuant to the Appeal Decision (as defined below).On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to terminate all operating licenses of Uzdunrobita permanently. This decision was subsequently upheld by the appeals and cassation instance courts on August 27, 2012 and April 4, 2013, respectively.

        Notwithstanding the fact that a tax audit of Uzdunrobita's operations for the period of 2007-2010 was completed in February 2012 and did not reveal any serious violations, further tax audits were conducted and purported to find alleged violations of licensing regulations as well as income and other tax legislation resulting in the imposition of additional taxes and fines totaling approximately RUB 28,776 million. This amount was subsequently reduced to RUB 21,390 million in the aggregate. Whether these taxes and sanctions can be claimed by the Uzbek tax authorities from Uzdunrobita under bankruptcy procedures (discussed below) is uncertain in light of the decisions made by the High Economic Court and the Regional Economic Courts of Appeals between April 4, 2013 and April 11, 2013. With limited exceptions, those decisions dismissed the obligation of the regional tax authorities to enforce the financial sanctions. The decisions, however, do not cover any obligation of the local tax authorities to collect the additional taxes.

        During September-October of 2012, RUB 201 million were seized from Uzdunrobita's bank accounts by the Uzbek State and applied to settle a portion of the State's alleged claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state authorities authorizing the confiscation of all assets of Uzdunrobita based on a criminal court's verdict which the Tashkent City Criminal Court issued against four employees of Uzdunrobita, despite the fact that Uzdunrobita was not itself a party to such proceedings. Prior to this ruling, the Uzbek law enforcement agencies had frozen all of Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate Instance of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the verdict of the Tashkent City Criminal Court dated September 17, 2012. The appeals court found that all damages (taxes, sanctions, unpaid licenses duties and damages to customers) suffered by the State must be compensated by Uzdunrobita. The amount of damages was calculated and determined on the basis of all of the aforementioned claims against Uzdunrobita existing as of November 8, 2012, which amounted to RUB 18,375 million to be paid in eight equal monthly instalments (the "Appeal Decision").

        In accordance with applicable Uzbek laws, Uzdunrobita petitioned the Deputy General Prosecutor to challenge the Appeal Decision before the Supreme Court of Uzbekistan and grant a stay of enforcement of the Appeal Decision. Uzdunrobita's petition was rejected by the General Prosecutor's Office on December 25, 2012.

        Following this rejection, Uzdunrobita immediately filed a further petition to appeal to the Supreme Court of Uzbekistan with the Chairman of the Supreme Court of Uzbekistan. On January 23, 2013, the Company was notified that the matter had been submitted by the Supreme Court for consideration by the Chairman of the Tashkent City Court. On May 2, 2013, the Chairman of the Tashkent City Court rejected Uzdunrobita's petition.

        In order to comply with the Appeal Decision, Uzdunrobita paid two scheduled installments in November and December 2012 totaling RUB 4,584 million. On January 14, 2013, subsequent to the payment of a portion (RUB 242 million) of the third installment due in January 2013 with all cash remaining in Uzdunrobita's bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy with the Tashkent Economic Court due to its inability to meet its further obligations arising out of the Appeal Decision. On January 18, 2013, the Court initiated bankruptcy proceedings and appointed an external temporary supervisor over Uzdunrobita, and scheduled a further bankruptcy hearing which took place on April 22, 2013.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment and recorded an impairment charge of RUB 20,037 million in the consolidated statement of operations and comprehensive income for the year ended December 31, 2012.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six-month liquidation procedures which, as far as the Group is able to comprehend, are still in process (the period has been prolonged several times). In accordance with the terms of local liquidation procedures, Uzdunrobita's CEO was relieved of his duties and all of the oversight and governance over Uzdunrobita was transferred to the liquidation administrator. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In July 2013, two rounds of auctions were set and held in relation to the sale of assets of Uzdunrobita and all of its branches. All auctions were recognized as having failed due to the absence of any applications by interested bidders.

        MTS believes that the claims of the Uzbek state authorities against Uzdunrobita that resulted in the initiation of its bankruptcy are unfounded. The Group reserves all of its rights to pursue all available legal options in Uzbekistan and internationally to defend its legal rights and protect its investments and to fully recover damages or obtain other relief including from any party involved in depriving MTS of its business and assets in Uzbekistan.

        MTS has filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes (ICSID), part of the World Bank Group, in Washington, D.C. The claim was registered on November 15, 2012. The tribunal was formed on August 29, 2013 and the first procedural hearings took place in November 2013. The case is currently pending.

        For additional information please refer to Note 4 to our audited consolidated financial statements.

Ukraine

        In August 2012, the Group received from MTS LLC, a third party based in Ukraine, a claim seeking the dismissal of international registration of four of our trademarks on the territory of Ukraine. The claim was handled by the Economic Court of Kiev, which fully dismissed it in July 2013. MTS LLC appealed the decision of the Economic Court of Kiev, and the appeal was dismissed by Economic Appeal Court of Kiev in December 2013. Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our intellectual property rights are costly and difficult to protect."

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

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million in additional taxes, penalties and fines were payable by us. The resolution did not come into force as we prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 173.9 million. We filed an appeal for RUB 84.2 million of the remaining RUB 180.0 million with the Moscow Arbitrate Court. In August 2013, the Moscow Arbitrate Court issued a ruling to grant our claim partly, which was subsequently confirmed by the Arbitrate Appeal Court in November 2013. However, we appealed the decision of the Arbitrate Appeal Court in the Federal Arbitrate Court of Moscow District, which issued a ruling to partly grant our claim in March 2014. We are considering whether to take further actions.

        In February 2012, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2008 and 2009. Based on the results of their audit, the Russian tax authorities assessed RUB 258.1 million in additional taxes, penalties and fines payable by us. In February 2012, MGTS challenged the tax authorities' decision with higher authorities within the Federal Tax Service. In May 2012, the Federal Tax Service refused to satisfy MGTS' claim and MGTS appealed the decision in Moscow Arbitrate Court. The court has ruled in our favor on February 20, 2013, dismissing the Russian tax authorities' claims in their entirety.

        In June 2013, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2009, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 253.38 million in additional taxes, penalties and fines were payable by us. In December 2013 we appealed the resolution this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, we are considering appealing to the Moscow Arbitrate Court.

        In January 2014, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 91.0 million in additional taxes and penalties were payable by us. We are considering whether to take further actions.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2013, the tax declarations of MTS OJSC and its Russian subsidiaries for the preceding three fiscal years were open for further review.

Antimonopoly Proceedings

        In June 2011, the FAS subdivision in the Republic of Tatarstan determined that we, Vimpelcom, MegaFon and CJSC Smarts violated antimonopoly laws on competition by charging our subscribers higher fees for calls to fixed operators than for calls to other cellular operators. We appealed this decision in the Tatarstan Arbitrate Court, which confirmed the FAS decision in January, 2012. Our further appeals to the Eleventh Arbitrate Appeal Court, Federal Arbitrate Court Povolzhye Region, and Higher Appeal Court of Russia were also not satisfied. In May 2012 FAS subdivision in the Republic of Tatarstan fined us RUB 41.6 million. Our appeals for this penalty were left unsatisfied by decisions of the FAS of Russian Federation in September 2012, the Moscow Arbitrate Court in December 2012, the Ninth Arbitrate Appeal Court in March 2013 and the Federal Arbitrate Court in Moscow Region in August 2013. In April 2013, we fully paid the fine in the amount of RUB 41.6 million.

        In October 2011, the FAS subdivision in the Republic of Bashkortostan decided that the agreement on social and economic development in the field of telecommunications between us and the Bashkortostan Ministry of Communications and Mass Media, signed in February 2011, violated antimonopoly laws on competition as certain provisions of this agreement may constrain competition on the Bashkortostan telecommunications market. In December 2011, we appealed this decision in the Bashkortostan Arbitrate Court, which ruled in our favor in March 2012. However, in March 2012 the FAS subdivision in the Republic of Bashkortostan sought to impose an administrative fine and appealed the decision of the Bashkortostan Arbitrate Court. The Eighteenth Arbitrate Appeal Court in May 2012 and the Federal Arbitrate Court Ural Region in August 2012 also ruled in our favor. Finally, in September 2012 the FAS of Russian Federation canceled the decision and penalty imposed on us by the FAS subdivision in the Republic of Bashkortostan.

        In October 2011, FAS began an investigation of our and Vimpelcom's actions suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. In April 2012, the FAS decided that we and Vimpelcom were in violation of antimonopoly laws in respect of iPhone 4 pricing. Further, FAS imposed an administrative fine on us in the amount of RUB 16.8 million which we paid in August 2012.

        In October 2013, the FAS subdivision in the Pskov Region began an investigation into our, Vimpelcom's and MegaFon's GPRS pricing in the Pskov Region. In December 2013 the investigation was closed as no violation of the antimonopoly laws was identified.

        In November 2013, the FAS subdivision in the Rostov Region charged us and LLC "I-CUBE" with a violation of antimonopoly laws by entering into an agreement allowing preferential terms for the services of LLC "I-CUBE". FAS issued an order to cease the violation and imposed a fine of RUB 0.1 million on MTS. We do not intend to appeal this decision of the FAS subdivision in the Rostov Region.

        In January 2014, the FAS subdivision in the Khanty-Mansiysk Autonomous District-Yugra charged Comstar-regions with violation of antimonopoly legislation by abusing its dominant position on the Internet access market by setting different prices in different municipalities of the region. FAS also issued an order to cease the violations. On January 17, 2014, the arbitrazh court of Khanty-Mansiysk Autonomous District-Yugra cancelled the decisions and the order of the FAS subdivision in the Khanty-Mansiysk Autonomous District-Yugra.

        In January 2014, the FAS subdivision in the Rostov Region charged MTS with violation of antimonopoly laws by setting a monopoly tariff on cable TV tariffs services in the Rostov-on-Don city. The investigation is currently in progress.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of AMC of Ukraine investigations.

8.A.8. Dividend Distribution Policy

        On April 29, 2013, the Board of Directors approved a dividend policy, whereby we will aim to make dividend payments to our shareholders for 2013, 2014 and 2015 in the amount of at least 75% of MTS OJSC's free cash flow, but not less than RUB 40 billion. For the purposes of our dividend calculation we utilize a simplified form of free cash flow — which we define as Operating Cash Flow less capital expenditures. In case of fluctuations in the amount of dividends payable from the set up goals, MTS OJSC should provide the reasons of that fluctuations.

        Annual dividend payments, if any, must be recommended by our Board of Directors and approved by the Annual General Meeting of Shareholders (AGM). We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

        At a meeting held on April 11, 2014, the Board of Directors recommended that an AGM approves annual dividends of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADS), or a total of approximately RUB 38 billion, based on the full-year 2013 financial results. Upon acceptance by the AGM and completion of this payment, we will have paid out up to RUB 49 billion based on our fiscal year 2013 financial results.

        The Board of Directors set the date for our AGM for June 24, 2014. The record date for the Company's shareholders and ADS holders entitled to participate in the AGM has been set for May 6, 2014. The Board of Directors recommended that the AGM sets the record date for shareholders and ADS holders entitled to receive dividends for the 2013 fiscal year for July 7, 2014.

B.  Significant Changes

Political and economic crisis in Ukraine

        Subsequent to year end, key aspects of the Ukrainian economy continued to deteriorate. Opposing groups have organized protests in Kiev and other regions of the country. A referendum on the status of Crimea was held on March 16, 2014 followed by Crimea acceding to the Russian Federation on March 21, 2014. These protests and the related unrest have caused a deterioration of Ukraine's credit ratings and depreciation of the national currency. The political tension in Ukraine remains high and in case of further escalation, conflict or imposition of any sanctions applicable to our operations could result in a negative impact on our business in Ukraine including on its financial position and results of operations, and such impact, if any, could be significant.

Raising financing from Citibank Europe and Swedish Export Credit Corporation

        On March 12, 2014, we entered in a credit facility agreement with Citibank Europe PLC and Swedish Export Credit Corporation for up to $300 million (RUB 10,920 million at the date of transaction). The credit facility will be used for the development of our mobile networks through purchases of equipment from Ericsson. The facility will be made available in one tranche with maturity in July 2024. The interest rate is LIBOR + 0.9%. The amounts may be drawn by us over the next 12 months and will be linked to equipment purchases for the development of LTE networks.

Raising financing from Sberbank

        On April 11, 2014 we signed an agreement with Sberbank to open a non-revolving credit line for a total amount of RUB 20 billion. The credit line matures in July 2015 and bears an annual interest rate of 9.96%. The line will be used to support general corporate needs.

Investigations into former operations in Uzbekistan

        In March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 4 to our audited consolidated financial statements. As the aforementioned US government investigations are at an early stage, we cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

Depreciation of the Russian Ruble

        During the period from December 31, 2013 to April 17, 2014, the Russian Ruble further depreciated by 10% and 11% against the U.S. dollar and the Euro, respectively. Since a portion of our capital expenditures, borrowings and certain operating costs are denominated in U.S. dollars and Euros, this and any further devaluation could adversely affect our results of operations in 2014. We would experience an estimated currency exchange loss of RUB 4.3 billion on our U.S. dollar- and Euro-denominated net monetary liabilities as a result of a hypothetical 10% and 11% depreciation of the Russian Ruble against the U.S. dollar and Euro at December 31, 2013, respectively. This sensitivity analysis includes only outstanding U.S. dollar- and Euro- denominated monetary items.

Repurchase of Notes

        In March 2014, we repurchased part of MTS International Notes due 2020 with nominal value of USD 50.2 million (RUB 1,819 million at the date of transaction).

Disposal of Business-Nedvizhimost

        In April 2014, we sold a 49% stake in Business-Nedvizhimost to Sistema for cash consideration of RUB 3.1 billion to be paid by June 30, 2014. Before the disposal an ownership interest in Business-Nedvizhimost was held by MGTS-Nedvizhimost CJSC, a subsidiary of MGTS, and was accounted for using the equity method. See Note 3 to our audited consolidated financial statements.

Item 9.    Offer and Listing Details

        (Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

        Our ADS, each representing two ordinary shares, have been listed on the NYSE since July 6, 2000 under the symbol "MBT." Our ordinary shares have been listed on MICEX (currently Moscow Exchnage) since December 2003. In addition, we issued additional ordinary shares in connection with our merger with Comstar, which have been listed on MICEX (currently Moscow Exchange) since May 2011. The shares of the additional issuance became fully fungible with our previously issued ordinary shares in July 2011. Set forth below, for the periods indicated, are the high and low closing prices per

ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the Moscow Exchange.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2014	$17.49	$15.79	273.0 RUB	235.0 RUB
February 2014	$18.10	$16.90	303.1 RUB	271.4 RUB
January 2014	$21.38	$17.19	318.0 RUB	287.9 RUB
December 2013	$21.63	$19.82	329.5 RUB	305.0 RUB
November 2013	$23.20	$20.67	338.4 RUB	310.2 RUB
October 2013	$23.92	$22.70	351.5 RUB	324.0 RUB
Quarterly High and Low
First Quarter 2014	$21.38	$15.79	318.0 RUB	235.0 RUB
Fourth Quarter 2013	$23.92	$19.82	351.5 RUB	305.0 RUB
Third Quarter 2013	$22.66	$18.52	323.0 RUB	258.0 RUB
Second Quarter 2013	$20.87	$15.69	279.9 RUB	248.2 RUB
First Quarter 2013	$21.58	$14.94	283.7 RUB	246.7 RUB
Fourth Quarter 2012	$17.78	$11.91	236.7 RUB	235.5 RUB
Third Quarter 2012	$20.07	$12.30	254.7 RUB	223.0 RUB
Second Quarter 2012	$19.74	$18.68	235.5 RUB	206.8 RUB
First Quarter 2012	$19.06	$18.48	239.8 RUB	186.0 RUB
Annual High and Low(1)
2013	$23.96	$17.66	351.5 RUB	246.7 RUB
2012	$20.07	$14.94	254.7 RUB	186.0 RUB
2011	$21.54	$11.91	263.0 RUB	169.5 RUB
2010	$23.55	$17.84	273.5 RUB	217.6 RUB
2009	$21.82	$7.44	231.6 RUB	104.8 RUB

(1)
Effective May 3, 2010, the ratio of our ADSs changed from 1 ADS per 5 common shares to 1 ADS per 2 common shares. The ADS prices set forth in the table above reflect the new share: ADS ratio for all periods.

C.  Markets

        Our common stock has been listed on the Moscow Interbank Currency Exchange (currently Moscow Exchange) since December 2003. ADSs, each representing two shares of our common stock, have been listed on the New York Stock Exchange under the symbol "MBT" since July 6, 2000. Our U.S. dollar-denominated notes due in 2020 are listed on the Irish Stock Exchange. Our ruble-denominated notes are listed on the Moscow Exchange.

Item 10.    Additional Information

A.  Share Capital

        Not applicable.

B.  Charter and Certain Requirements of Russian Legislation

        We describe below material provisions of our charter and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

        Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing, establishing and operating communications network and facilities, to provide access to Internet and to render communications services on our license territories.

        We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 1027700149124.

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or board of directors. As of April 1, 2014, we had no treasury shares. 90,881 of treasury shares which we repurchased in March 2013 during the process of merger of our subsidiaries into MTS pursuant to the requirements of applicable law were sold in March 2014 in order to comply with the relevant legal requirements. Together with our wholly owned subsidiaries we held a total of 77,491,498 shares, of which approximately 87.8% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

  •
  any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder's rights; and

  •
  delisting of our shares from a stock exchange;

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

        The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall be not earlier than 10 days and not later than 20 days following the date of such decision. The dividends are to be paid within 25 days from such date to private shareholders registered in the share register of the company and within 10 days to nominal holders and professional managers. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within 7 days of receipt of funds by the depositary.

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

  •
  prior registration of a share issuance with the CBR;

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

        The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the 10 days after the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not later than 80 days before the date of the meeting).

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

        Our internal regulation "On the Board of Directors of OJSC Mobile TeleSystems" (the "Regulation") was approved by the annual shareholders' meeting on June 25, 2013. In accordance with clause 2.2.2 of the Regulation, the members of the board of directors have the right to:

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

        In accordance with clause 2.3.2 of the Regulation, the members of the board of directors must:

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

  •
  A person that has acquired more than 30% of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the CBR as described below, if the shares are publicly traded, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% (or 50% and 75% in cases referred to in the next sentence) of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's issued ordinary shares and voting preferred shares.

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

  •
  An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the CBR; otherwise, notice must be filed with the CBR no later than the date of the offer. The CBR may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

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

        The above rules may be supplemented through CBR rulemaking, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

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

        See also "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The Strategic Foreign Investment Law imposes certain restrictions on us and our existing and potential foreign shareholders, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

Disclosure of Ownership

        Under Russian law, a person acquiring, directly or indirectly, 5% or more of our common shares is required to notify us and the CBR of, and we must then publicly disclose, such acquisition, as well as any subsequent acquisitions or disposals resulting in the crossing of 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% thresholds of our outstanding common shares by such person.

        A holder of more than 5% of our common shares is required to file with us and the CBR information about its controlling shareholder (if any) or notify us and the CBR about the absence of any such controlling shareholders.

        Our subsidiaries are required to notify us and the CBR about the acquisition of our common shares. We are required to publicly disclose the acquisition of our common shares by our subsidiaries.

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

Eurobonds

        On May 28, 2013, we issued U.S. dollar-denominated Loan Participation Notes in the amount of $500 million (RUB 16.4 billion as of December 31, 2013) with an annual interest rate of 5.00% and a maturity in June 2023. The proceeds will be used for general corporate purposes. The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange. Proceeds were on-lent to us pursuant to a loan agreement between us and MTS International Funding Limited.

        The loan agreements relating to our notes due 2023 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy- related reorganization, occurs and is continuing, either the lender, the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender, holders of notes or the trustee.

        Covenants in the loan agreement relating to our notes due 2023 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. In addition, if we experience certain types of mergers, consolidations or other changes in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody's or Standard & Poor's. If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

Ruble bonds

        On April 3, 2013, we issued exchange-traded ruble bond on Moscow Exchange. The bond is worth RUB 10 billion and has a maturity of ten years. Coupons are to be paid semiannually at the rate of 8.25%. Bond holders will have the right under a five-year put option to sell the bonds to us. The proceeds from the bond replacement will be used for general corporate needs.

ING Bank Evrazia revolving credit facility

        In July 2011, we signed a credit facility agreement with ING Bank Evrasia. The facility is a revolving credit line, which allows us to borrow up to RUB 2.5 billion. The funds are to be used for the financing of our working capital and are available till July 2012. The facility can be drawn in RUB, EUR or USD. The interest rate is MosPrime, EURIBOR or LIBOR + 1.25%, depending on the currency of the drawn funds. The repayment period is to be agreed with the bank, but cannot exceed 3 months and extend beyond the final maturity date, which is July 2012. In July 2012 and 2013, we signed two amendments to this credit facility agreement. The interest rate margin was increased from +1.25% to 1.50% and the final maturity date was set at July 14, 2014. The arrangement fee paid under the agreement amounted to RUB 6.2 million. As of December 31, 2013, we have not made use of the facility.

Rosbank revolving credit facility

        In July 2012, we entered into a credit facility agreement with Rosbank in the total amount of RUB 2,500 million. The funds under the facility are to be used for our general corporate purposes and are available till July 24, 2014. The interest rate is MosPrime_1m/2m/3m + 1.25% depending on the loan period. The loan period cannot exceed three months and cannot extend beyond the final maturity date, which is July 24, 2014. In August 2013, we signed an amendment to this credit facility agreement. The interest rate margin was decreased from +1.25% to 0.75%. We are to pay additional interest of 0.25% p.a. on the drawn amount as a fee for credit account maintenance (however the fee cannot exceed RUB 6.3 million). As of December 31, 2013, we have not made use of the facility.

Citybank revolving credit facility

        In May 2012, we signed a framework agreement with Citybank. This framework agreement sets up general terms and conditions for short-term provision of funds for the financing of our working capital. The funds will be provided for the maximum period of 182 days in RUB. The interest rate is MosPrime +1.50%. The amount of funds provided will be set up individually in a special funds' request. Each request is subject to Citybank approval. The fee of 0.25% from the amount of funds granted is payable within 3 days after the funds transfer. Advanced repayment is allowed. The fee on early redemption is defined as the difference between the amount of interest expense for the period between the date of advanced repayment and maturity date set in the request and the amount of interest the bank could earn if it had placed the funds on deposit for the respective period. As of December 31, 2013, we have not made use of the facility.

Sberbank Loan Agreements

        In December 2010, we entered into two non-revolving credit line facilities in the amount of RUB 60.0 billion and RUB 40.0 billion, respectively. The credit facility in the amount of RUB 60 billion was utilized for refinancing of the outstanding loans from Sberbank. The credit line for RUB 40 billion was used for financing the roll-out of MTS's 3G networks in 2011. In July 2013, we repaid RUB 20 billion of the RUB 40 billion credit facility. In December 2013 the tenor of the credit agreements was increased from December 2017 until March 2020, while the annual interest rate on both lines was lowered from 8.50% to 8.45%.

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

        The following discussion is based on:

  •
  Russian tax legislation; and

  •
  the United States—Russia income tax treaty (and judicial and administrative interpretations thereof by the Russian authorities).

        All of the foregoing tax consequences are based on information in effect as of the date of this document and are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

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

Specific uncertainties associated with the tax treatment of ADS holders

        The Russian tax rules in relation to ADS holders (that would affect U.S. holders) are characterized by significant uncertainties and limited interpretive guidance. Recent amendments to the tax rules have clarified the status of the ADS holders as beneficial owners of the income from the underlying shares by establishing that the custodian holding the depo account with the shares underlying the ADSs acting as the tax agent and determines amounts of the withholding tax based on the information about the ADS holders and their tax residency status as provided by the program depositary. However, the application of the baseline tax rate for ADS holders and any double tax treaty relief is available only if the tax treaty residence of the holder is provided to the custodian along with the other information prescribed by the Tax code. In relation to ADS holders such information is to be provided by the ADS holders to the depositary, who relays it to the custodian, who acts as the tax agent and withholds the taxes when making transferring the dividends to the depositary. It is currently unclear how the depositary will collect the necessary information from ADS holders. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States—Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

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

Taxation of Dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. However, according to the recent amendments to the Tax Code, U.S. holders will only be able to utilize the 5% reduced rate through tax reimbursement procedures, as the tax agent is required to use the baseline tax rate established by the code or the applicable tax treaty, whichever is appropriate. See also "—United States—Russia Income Tax Treaty Procedures."

        Recent amendments to the Tax Code have also introduced a new 30% withholding tax rate to be applied to the dividends paid out in relation to shares underlying an ADS program where the information regarding the holders of the ADSs including the overall number of securities held in a specific tax jurisdiction is not provided by the depositary to the custodian holding the depo account with the underlying shares and acting as the tax agent.

        From a practical perspective, it may not be possible for the depositary to collect the necessary information from all ADS holders and submit the relevant information to the custodian.

        Therefore, with respect to legal entities or organizations who are U.S. holders, the custodian may be obligated to withhold income tax at a rate of 30% from dividend payments made to the trustee, unless the information on the ADS holder, the respective amount of ADS held and its tax residency is provided to the depositary and thereafter to the custodian within 7 days of the date on which the shareholders entitled to dividend payout are determined according the the relevant decision of the general shareholders meeting. The same amendments have also introduced an expedited refund process whereby the information regarding the ADSs not provided to the custodian can be submitted within 25 days of the date of the payment of the dividends to the depositary in order for the custodian to refund the difference between the increased 30% tax rate used and the tax rate the respective ADS holders are entitled to according to their tax residency, however this process is new and not tested and it is unclear how it will work in practice. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States—Russia Income Tax Treaty Procedures."

        With respect to individuals who are U.S. holders of ADSs and who are Russian tax non-residents, the custodian may also be obligated to withhold income tax at the rate of 30% from dividend payments made to the depositary. Where withholding of personal income tax is not performed, individuals who are U.S. holders of ADSs will then be required to submit an annual personal tax return to the Russian tax authorities and pay Russian income tax at a rate of 15% as under Russian law an individual should report on his or her tax liabilities in case the relevant tax was due but not withheld by a tax agent from the relevant payment. When submitting the tax return, individuals who are U.S. holders may claim an application of the reduced rates of withholding tax established by the relevant treaty, provided that the procedures described in "—United States—Russia Income Tax Treaty Procedures" are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome.

        If the appropriate information is not provided to the depositary for transfer to the custodian in a timely manner, the custodian may have to withhold tax at the 30% rate, and U.S. holders that are legal entities qualifying for a reduced rate under the United States—Russia income tax treaty then may file claims for a refund within three years with the Russian tax authorities.

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

        Recent amendments to the Tax Code have established additional requirements to the reimbursement procedure referred to above, identifying further documents that need to be provided to the tax authorities. These include: 1) a document confirming the rights of the ADS holder to the ADS as of the date on which the shareholders entitled to the dividend payout are set according to the relevant decision of the General shareholders meeting, 2) a document evidencing the actual amount of income received by the ADS holder, 3) a document with information about the custodian that transferred the dividend amounts to the depositary, and 4) documents confirming the ADS holder's compliance with the requirements of the Tax Code and/or the relevant income tax treaty provisions necessary for application of a reduced rate. The procedures referred to above are new and no assurance can be given that the custodian will be able to apply the respective double tax treaties when paying dividends to non-resident holders or that ADS holders would be successful in receiving relevant tax refunds.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2013, RUB 35,595 million, or 16.2% of our total indebtedness, including capital leases, was variable interest rate debt, while RUB 183,552 million, or 83.8% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2013.

Contractual Maturity Date as of December 31, 2013:

Indebtedness	Currency	2014	2015	2016	2017	2018	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2013)
	(amounts in millions of RUB)
Variable debt
Comerzbank/ING-Bank/HSBC (Siemens).	USD	393	—	—	—	—	—	393	0,65%
Skandinavska Enskilda Banken AB	USD	1,036	1,036	957	443	—	0	3,472	0,57%
Skandinavska Enskilda Banken AB	USD	191	191	191	191	—	—	766	2,15%
LBBW	EUR	210	210	210	210	—	—	839	1,14%
Credit Agricole Corporate Bank and BNP Paribas	EUR	311	311	311	311	311	—	1,557	2,04%
Bank of China.	EUR	812	812	812	—	—	—	2,435	2,34%
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	4,083	4,083	4,083	4,083	4,083	5,719	26,132	1,50%

Total variable debt		7,037	6,643	6,564	5,238	4,394	5,719	35,595

Weighted average interest rate		1,49%	1,50%	1,50%	1,50%	1,51%	1,50%	1,50%
Fixed-rate notes
MTS OJSC Notes due 2018	RUB	3,844	—	—	—	—	—	3,844	7,50%
MTS OJSC Notes due 2015	RUB	—	7,546	—	—	—	—	7,546	7,75%
MTS OJSC Notes due 2014	RUB	13,619	—	—	—	—	—	13,619	7,60%
MTS OJSC Notes due 2016	RUB	—	—	1,788	—	—	—	1,788	8,75%
MTS International Notes due 2020	USD	—	—	—	—	—	24,547	24,547	8,63%
MTS OJSC Notes due 2017	RUB	—	—	—	10,000	—	—	10,000	8,70%
MTS OJSC Notes due 2020	RUB	—	15,000	—	—	—	—	15,000	8,15%
MTS International Notes due 2023	USD	—	—	—	—	—	16,365	16,365	5,00%
MTS OJSC Notes due 2015 (A series)	RUB	—	12	—	—	—	—	12	10,00%
MTS OJSC Notes due 2016 (B series)	RUB	—	—	12	—	—	—	12	8,00%
MTS OJSC Notes due 2022 (V series)	RUB	—	—	—	—	—	12	12	5,00%
MTS OJSC Notes due 2023	RUB	—	—	—	—	10,000	—	10,000	8,25%
Fixed-rate bank loans		—	—	—	—	—	—	—	—
Sberbank	RUB	—	5,000	20,000	15,000	15,000	25,000	80,000	8,45%
Ekvant	RUB	160	26	26	26	26	130	393	0,00%
ASHIB	USD	127	—	—	—	—	—	127	7,80%
ASHIB	AMD	108	—	—	—	—	—	108	13,45%
Converse	USD	131	—	—	—	—	—	131	8,00%

Total fixed debt		17,989	27,584	21,826	25,026	25,026	66,053	183,504

Weighted average interest rate		8,02%	8,07%	8,07%	7,99%	7,84%	7,64%	7,94%

        We would have experienced an additional interest expense of approximately RUB 174 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2013. In addition, the 8.45% interest rate set for our Sberbank facilities due 2020 totaling RUB 80.0 billion is dependent on the volume of turnovers on the bank accounts of certain our entities. In case the average volume falls below a certain limit, the interest rate will be increased by 1%. Such rate increase would cause our interest expense to increase by approximately RUB 800 million on an annual basis. The fair value of our publicly traded fixed-rate notes as of December 31, 2013, ranged from 93.75% to 118.60% of the notional amount. As of December 31, 2013, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 15 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2013
		(amounts in millions of Rubles)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreements with ING Bank N.V. to pay a fixed rates of 2.09% to 4.41% and receive a variable interest rate of 6m LIBOR	January 2014 - February 2015	7,272	(12.9)
Swap agreements with HSBC bank Plc to pay a fixed rates of 2.18% to 4.14% and receive a variable interest rate of 6m LIBOR	May 2014 - September 2014	9,136	(5.8)
Swap agreement with Societe General to pay fixed rate of 2.40% and receive a variable interest rate of 6m LIBOR	June 2014	5,334	(5.6)

        As of December 31, 2013, approximately 1.1% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations. We do not enter into derivative financial instruments for trading purposes.

        We have also entered into several cross-currency interest rate swap agreements. These contracts, which hedge the risk of both interest rate and currency fluctuations, assume periodical exchanges of both principal and interest payments from ruble-denominated amounts to U.S. dollar- and euro-denominated amounts, to be exchanged at specified rates. The rates were determined with reference to the market spot rates upon issuance. These contracts also include an interest rate swap of a fixed U.S. dollar- and euro-denominated interest rate to a fixed ruble-denominated interest rate. All of our cross-currency interest rate swaps agreements mature in 2019 and 2020.

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2013
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 7.3675% to 7.3775% and receive a variable interest rate of 6m LIBOR	September 2020	6,142	364
Swap agreements with Merill Lynch to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	2,300	128
Swap agreements with Sberbank to pay a fixed rates of 7.0950% and receive a variable interest rate of 6m LIBOR	September 2020	2,331	128
Swap agreements with Rosbank to pay a fixed rates of 7.253% to 7.2575% and receive a variable interest rate of 6m LIBOR	September 2020	7,665	471
Swap agreements with Barclays Bank to pay a fixed rates of 8.12% to 8.295% and receive a variable interest rate of 6m LIBOR	June 2019	5,849	492
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	733	60
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	2,191	181

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2009	36.43	28.67	31.72	30.24
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33,47	29.93	31.98	32.73

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2013	33.32	32.31
August 2013	33.25	32.86
September 2013	33.47	31.59
October 2013	32.48	31.66
November 2013	33.19	32.08
December 2013	33.26	32.63
January 2014	35.24	32.66
February 2014	36.05	34.60
March 2014	36,65	35,45

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 24, 2014 was 35.66 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2009	8.01	7.61	7.81	7.99
2010	8.01	7.89	7.94	7.96
2011	7.99	7.93	7.97	7.99
2012	7.99	7.98	7.99	7.99
2013	7.99	7.99	7.99	7.99

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2013	7.99	7.99
August 2013	7.99	7.99
September 2013	7.99	7.99
October 2013	7.99	7.99
November 2013	7.99	7.99
December 2013	7.99	7.99
January 2014	7.99	7.99
February 2014	9.99	7.99
March 2014	10.95	9.24

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 24, 2014 was 11.51 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble, Ukrainian hryvnia, Turkmen manat and Armenian dram, which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

        In 2009, we entered into two foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar- denominated debt obligations. Under the agreements, we have put and call option rights to acquire $80.0 million of U.S. dollars (RUB 2,538 million) at rates within a range specified in the contracts. The first option agreement to acquire $40.0 million (RUB 1,269 million) expired in 2010 and was not exercised, whereas the second option agreement to acquire $40.0 million (RUB 1,269 million) expired unexercised in April 2011. In 2010, we additionally entered into foreign currency option agreements to manage our exposure to changes in currency exchange rates related to our U.S. dollar-denominated eurobonds. Under these agreements, we had put and call option rights to acquire $250.0 million (RUB 7,592 million) at rates within a range specified in the contracts. These contracts were not designated for hedge accounting purposes and expired unexercised in January 2012.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, hryvnia, manat or dram versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, hryvnia, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, manat or dram against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange loss of RUB 12,124 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to U.S. dollar exchange rate at December 31, 2013. We would experience a currency exchange gain of RUB 946 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2013. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        (Only Items 12.D.3-4 are applicable.)

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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (1992).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2013 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year-ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of OJSC Mobile TeleSystems:

        We have audited the internal control over financial reporting of Mobile TeleSystems OJSC and subsidiaries (the "Group") as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated March 17, 2014 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 17, 2014

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

Item 16B.    Code of Ethics

        The current version of our Code of Ethics was adopted on February 13, 2014. Our Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2012 and 2013, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2012 and 2013, respectively.

	Year ended December 31,
	2013	2012
	(in thousands of Russian rubles)
Audit Fees	130,196	123,837
Audit-Related Fees	3,460	1,950
Tax Fees	1,098	1,154
All Other Fees	949	—

Total	135,703	126,941

Audit Fees

        The Audit Fees for the years ended December 31, 2013 and 2012 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits and services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2013 and 2012 mainly included fees for agreed-upon procedures related to audited financial statements.

Tax Fees

        The Tax Fees for the years ended December 31, 2013 and 2012, respectively, include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2013, primarily relate to a seminar on corporate governance and quality review of segregation of duties for purchasing cycle in MTS Ukraine.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2013.

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

        A total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million as a part of our reorganization during 2013. These shares were sold pursuant to the requirements of applicable Russian legislation in March 2014.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011:
Consolidated statements of financial position as of December 31, 2013 and 2012	F-2 - F-3
Consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2012 and 2011	F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2013, 2012 and 2011	F-5
Consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011	F-6 - F-7
Notes to the consolidated financial statements	F-8 - F-69

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version No. 11, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 25, 2013 (English translation).*
1.2	Code of Corporate Conduct and Business Ethics of Mobile TeleSystems OJSC approved by the Board of Directors of Mobile TeleSystems OJSC on February 13, 2014.
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
4.8
Revolving Credit Facility Agreement No. 2011/83-1 between ING Bank (EURASIA) ZAO (Closed Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July13, 2011 is incorporated herein by reference to Exhibit 4.9 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.9
Revolving Credit Facility Agreement No. 207/1 TP between Gazprombank (Open Joint-Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 29, 2011 (English Translation) is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.10
Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by CALYON, ING Bank N.V., Nordea Bank AB (PUBL) dated November 2009 is incorporated herein by reference to Exhibit 4.10 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.11
Revolving Credit Facility Agreement about short-term credits between ZAO KB Citibank and Mobile TeleSystems Open Joint Stock Company dated May 10, 2012 (English Translation) is incorporated herein by reference to Exhibit 4.11 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.12
Revolving Credit Facility Agreement No. RK/038/11 for Mobile TeleSystems Open Joint Stock Company arranged by Joint Stock Commercial Bank "Rosbank" dated July 24, 2012 (English translation) is incorporated herein by reference to Exhibit 4.12 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.13
Facility Agreement between Mobile TeleSystems Open Joint Stock Company, Citibank Europe PLC, AB Svensk Exportkredit (PUBIL), Citibank International PLC and Citibank International PLC dated March 7, 2014 (English Translation).
4.14
Supplemental Agreement No. 2011/83-2/2 dated July 13, 2012 to Agreement on Granting of Credit Facility No. 2011/83-1 between ING Bank (EURASIA) ZAO (Closed Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 13, 2011.
4.15
Supplemental Agreement No. 2011/83-2/4 dated July 11, 2013 to Agreement on Granting of Credit Facility No. 2011/83-1 between ING Bank (EURASIA) ZAO (Closed Joint Stock Company) and Mobile TeleSystems Open Joint Stock Company dated July 13, 2011.

Exhibits No.	Description
4.16	Addendum to the Facility Agreement No. RK/038/11 dated July 24, 2012 between Joint-Stock Commercial Bank "Rosbank" (Open Joint-Stock Company) and Mobile TeleSystems Open Joint Stock Company dated October 26, 2012 (English Translation).
4.17
Addendum No. 2 to Facility Agreement No. RK/038/11 dated July 24, 2012 between Joint-Stock Commercial Bank "Rosbank" (Open Joint-Stock Company) and Mobile TeleSystems Open Joint Stock Company dated August 9, 2013 (English Translation).
4.18	Non-Revolving Credit Facility Agreement No. 5362 between Open Joint-Stock Company Sberbank of Russia and Open Joint-Stock Company Mobile TeleSystems dated December 13, 2010 (English Translation).
4.19
Addendum No.1 to the Agreement on the Opening of a Non-Revolving Line of Credit No. 5362 dated December 13, 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems dated September 30, 2011 (English Translation).
4.20
Addendum No.2 to Agreement No.5362 on the Opening of a Non-Revolving Line of Credit dated December 13, 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems (Mobile TeleSystems OJSC) dated August 5, 2013 (English Translation).
4.21
Addendum No.3 to the Agreement on the Opening of a Non-Revolving Line of Credit dated December 13, 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems No. 5362 dated December 9, 2013 (English Translation).
4.22
Addendum No. 1 to Agreement No. 5361 on the Opening of a Non-Revolving Line of Credit dated 13 December 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems dated September 30, 2011 (English Translation).
4.23
Addendum No. 2 to Agreement No. 5361 on the Opening of a Non-Revolving Line of Credit dated 13 December 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems (Mobile TeleSystems OJSC) dated August 5, 2013 (English Translation).
4.24
Addendum No. 3 to Agreement No. 5361 on the Opening of a Non-Revolving Line of Credit dated 13 December 2010 between Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC) and Open Joint-Stock Company Mobile TeleSystems dated December 9, 2013 (English Translation).
4.25
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

Exhibits No.	Description
4.27	MTS Ukraine License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.28
MTS License No. 97617 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.29
MTS License No. 99903for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.30
MTS License No. 96039 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Krasnodar Region (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
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
4.33
MTS Ukraine License No. 546038 for provision of mobile communication services with the right for telecommunication networks maintenance and operation and for telecomminication channels leasing throughout Ukraine (English translation).
4.34
MTS Ukraine License No. 269377 for provision of mobile communication services with the right for telecommunication networks maintenance and operation and for telecomminication channels leasing throughout Ukraine (English translation).
4.35	MTS Ukraine License No. 286185 for construction and maintenance of communication networks with movable facilities and provision of services of network usage in Ukraine (English translation).
4.36	MTS License No. 83904 for provision of cable casting communication services in the territory of Moscow (English translation).
4.37	MTS License No. 92135 for provision of local telephone communication services using payphones in the territory of Moscow Region (English translation).
4.38	MTS License No. 94369 for provision of local telephone communication services using payphones in the territory of Moscow (English translation).

Exhibits No.	Description
4.39	MTS License No. 95256 for provision of data communication services for the purpose of voice data transfer in the territory of Moscow Region (English translation).
4.40
MTS License No. 105546 for provision of telecommunication services for provision of communication channels in the territory of Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic and Volgograd Region (English translation).
4.41
MTS License No. 105547 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Buryatiya Republic (English translation).
4.42
MTS License No. 105548 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Saratov Region (English translation).
4.43
MTS License No. 105966 for provision of mobile radiotelephone communication services in the territory of Belgorod Region, Bryansk Region, Vladimir Region, Voronezh Region, Ivanovo Region, Kaluga Region, Kostroma Region, Kursk Region, Lipetsk Region, Nizhny Novgorod Region, Orel Region, Ryazan Region, Smolensk Region, Tambov Region, Tver Region, Tula Region and Yaroslavl Region (English translation).
4.44
MTS License No. 105967 for provision of mobile radiotelephone communication services in the territory of Buryatiya Republic, Sakha Republic (Yakutia), Trans-Baikal territory, Kamchatka Region, Primorsky Region, Khabarovsk Region, Amur Region, Irkutsk Region, Magadan Region, Sakhalin Region, Jewish Autonomous Region, Chukotsk Autonomous Region and provision of mobile radiotelephone communication services (IMT-2000/UMTS) in the territory of the Khabarovsk Region (English translation).
4.45
MTS License No. 105968 for provision of mobile radiotelephone communication services in the territory of Udmurt Republic, Perm Region, Kirov Region, Kurgan Region, Orenburg Region, Sverdlovsk Region, Tyumen Region, Chelyabinsk Region, Khanty-Mansiysk Autonomous District-Yugra and Yamalo-Nenetsk Autonomous Region (English translation).
4.46
MTS License No. 105969 for provision of mobile radiotelephone communication services of land mobile radio communication network GSM-900/1800 and IMT-2000/UMTS (radiofrequency 890-915 MHz, 935-960 MHz, 1710-1785 MHz, 1805-1880 MHz) in the territory of the Moscow (English translation).
4.47
MTS License No. 105970 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Karelia Republic, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Nizhny Novgorod Region, Pskov Region, St. Petersburg and Nenets Autonomous District Region (English translation).
4.48	MTS License No. 105971 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Adygeya Republic (English translation).
4.49
MTS License No. 108058 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Krasnoyarsk Region (English translation).
4.50	MTS License No. 108059 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Krasnoyarsk Region (English translation).

Exhibits No.	Description
4.51	MTS License No. 108060 for provision of telecommunication services for provision of communication channels in the territory of the Tatarstan Republic (English translation).
4.52
MTS License No. 108061 for provision of telecommunication services for provision of communication channels in the territory of the Kalmykia Republic and Severnaya Osetia-Alania Republic (English translation).
4.53	MTS License No. 108062 for provision of telecommunication services for provision of communication channels in the territory of the Krasnoyarsk Region (English translation).
4.54	MTS License No. 108063 for provision of telecommunication services for provision of communication channels in the territory of the Republic of Bashkortostan (English translation).
4.55	MTS License No. 108064 for provision of telecommunication services for provision of communication channels in the territory of the Kemerovo Region and Tomsk Region (English translation).
4.56	MTS License No. 108065 for provision of telematic communication services in the territory of the Krasnoyarsk Region (English translation).
4.57	MTS License No. 108069 for provision of local telephone communication services using payphones in the territory of the Moscow (English translation).
4.58	MTS License No. 108639 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Tomsk Region (English translation).
4.59
MTS License No. 108752 for provision of data communication services for the purposes of voice data communication in the territory of the Sverdlovsk Region and Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.60	MTS License No. 108753 for provision of data communication services for the purposes of voice data communication in the territory of the Nenets Autonomous District (English translation).
4.61	MTS License No. 108754 for provision of data communication services for the purposes of voice data communication in the territory of the Tatarstan Republic (English translation).
4.62	MTS License No. 108755 for provision of data communication services for the purposes of voice data communication in the territory of the Vladimir Region and Ryazan Region (English translation).
4.63
MTS License No. 108756 for provision of data communication services for the purposes of voice data communication in the territory of the Jewish Autonomous Region and Chukotsk Autonomous Region (English translation).
4.64	MTS License No. 109133 for provision of intra-zone telephone communication services in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.65
MTS License No. 109136 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.66	MTS License No. 109138 for provision of fixed line network mobile radio communication services in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).

Exhibits No.	Description
4.67	MTS License No. 109139 for provision of data communication services for the purposes of voice data communication in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.68	MTS License No. 109413 for provision of mobile radiotelephone communication services (IMT-MC-450) in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.69
MTS License No. 109493 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Chuvashia Republic (English translation).
4.70
MTS License No. 109494 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Mari-El Republic (English translation).
4.71
MTS License No. 110499 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Tyva Republic (English translation).
4.72	MTS License No. 110696 for provision of intra-zone telephone communication services in the territory of the Ivanovo Region (English translation).
4.73	MTS License No. 110698 for provision of air broadcasting communication services (2,500-2,700 MHz) in the territory of Nizhny Novgorod (English translation).
4.74	MTS License No. 110700 for provision of data communication services for the purposes of voice data communication in the territory of the Samara Region (English translation).
4.75	MTS License No. 110701 for provision of data communication services for the purposes of voice data communication in the territory of the Tver Region (English translation).
4.76
MTS License No. 110704 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous Region (English translation).
4.77
MTS License No. 110705 for provision of air broadcasting communication services in the territory of Arkhangelsk (2,500-2,700 MHz, not more than 13 frequency channels), Koryazhma, the Arkhangelsk Region(2,500-2,700 MHz, not more than 16 frequency channels) (English translation).
4.78	MTS License No. 110707 for provision of intra-zone telephone communication services in the territory of the Perm Region (English translation).
4.79	MTS License No. 110708 for provision of data communication services for the purposes of voice data communication in the territory of the St. Petersburg (English translation).
4.80	MTS License No. 110710 for provision of intra-zone telephone communication services in the territory of the Ulyanovsk Region (English translation).
4.81	MTS License No. 110711 for provision of intra-zone telephone communication services in the territory of the Chelyabinsk Region (English translation).
4.82	MTS License No. 110713 for provision of intra-zone telephone communication services in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous Region (English translation).

Exhibits No.	Description
4.83	MTS License No. 110716 for provision of data communication services for the purposes of voice data communication in the territory of the Perm Region (English translation).
4.84	MTS License No. 110717 for provision of data communication services for the purposes of voice data communication in the territory of the Krasnodar Region (English translation).
4.85	MTS License No. 110718 for provision of fixed line mobile radio communication services in the territory of the Orenburg Region (English translation).
4.86	MTS License No. 110719 for provision of air broadcasting communication services (2,500-2,700 MHz,24 frequency channels) in the territory of Ivanovo (English translation).
4.87	MTS License No. 110721 for provision of public network mobile radio communication services in the territory of the Rostov Region (English translation).
4.88	MTS License No. 110724 for provision of air broadcasting communication services (2,500-2,700 MHz, not more than 21 frequency channel) in the territory of Kaluga (English translation).
4.89	MTS License No. 110725 for provision of data communication services for the purposes of voice data communication in the territory of the Astrakhan Region (English translation).
4.90	MTS License No. 110729 for provision of data communication services for the purposes of voice data communication in the territory of the Udmurt Republic (English translation).
4.91	MTS License No. 110735 for provision of intra-zone telephone communication services in the territory of the Voronezh Region (English translation).
4.92
MTS License No. 110736 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Ulyanovsk Region (English translation).
4.93
MTS License No. 110738 for provision of air broadcasting communication services (2,500-2,700 MHz, not more than 18 frequency channels) in the territory of Izhevsk, the Udmurt Republic (English translation).
4.94	MTS License No. 110739 for provision of air broadcasting communication services in the territory of Severodvinsk, the Arkhangelsk Region (English translation).
4.95	MTS License No. 110740 for provision of intra-zone telephone communication services in the territory of the Samara Region (English translation).
4.96	MTS License No. 110741 for provision of intra-zone telephone communication services in the territory of the Kursk Region (English translation).
4.97	MTS License No. 110742 for provision of data communication services for the purposes of voice data communication in the territory of the Tambov Region (English translation).
4.98	MTS License No. 110743 for provision of local telephone services using public access in the territory of the Rostov Region (English translation).
4.99
MTS License No. 110744 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Tambov Region (English translation).
4.100
MTS License No. 110748 for provision of data communication services for the purposes of voice data communication in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous Region (English translation).

Exhibits No.	Description
4.101	MTS License No. 110869 for provision of intra-zone telephone communication services in the territory of the Rostov Region (English translation).
4.102	MTS License No. 110870 for provision of intra-zone telephone communication services in the territory of the Severnaya Osetia-Alania Republic (English translation).
4.103	MTS License No. 110871 for provision of intra-zone telephone communication services in the territory of the Krasnodar Region (English translation).
4.104	MTS License No. 110872 for provision of telecommunication services for provision of communication channels in the territory of the Rostov Region (English translation).
4.105	MTS License No. 111326 for provision of cable casting communication services in the territory of the Moscow Region (English translation).
4.106	MTS License No. 111594 for provision of telematic communication services in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.107
MTS License No. 111595 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.108	MTS License No. 111596 for provision of telecommunication services for provision of communication channels in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.109	MTS License No. 111597 for provision of cable casting communication services in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation).
4.110
MTS License No. 111800 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Altai Republic (English translation).
4.111	MTS License No. 111801 for provision of mobile radiotelephone communication services (GSM-900) in the territory of the Astrakhan Region (English translation).
4.112
MTS License No. 111802 for provision of telecommunication services for provision of communication channels in the territory of Komi Republic, Kostroma Region, Moscow Region, Tver Region, Moscow (English translation).
4.113	MTS License No. 111816 for provision of telecommunication services for provision of communication channels in the territory of: Moscow Region, Moscow (English translation).
4.114
MTS License No. 111818 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Moscow (English translation).
4.115	MTS License No. 112544 for provision of air broadcasting communication services in the territory of Yekaterinburg (English translation).
4.116	MTS License No. 112630 for provision of mobile wireless communication services in the territory of the Moscow Region; Moscow (English translation).
4.117
MTS License No. 112865 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow (English translation).

Exhibits No.	Description
4.118	MTS License No. 113017 for provision of air broadcasting communication services in the territory of Rostov-on-Don city (English translation).
4.119	MTS License No. 113535 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Kabardino-Balkar Republic (English translation).
4.120	MTS License No. 113536 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Kemerovo Region (English translation).
4.121	MTS License No. 113537 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Moldovia Republic (English translation).
4.122	MTS License No. 113538 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Kalmykia Republic (English translation).
4.123	MTS License No. 113539 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Chuvashia Republic (English translation).
4.124	MTS License No. 113540 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Dagestan Republic (English translation).
4.125	MTS License No. 113541 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Ingushetia Republic (English translation).
4.126	MTS License No. 113542 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Ulyanovsk Region (English translation).
4.127
MTS License No. 113543 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Kemerovo Region (English translation).
4.128	MTS License No. 113544 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Stavropol Region (English translation).
4.129	MTS License No. 113545 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Karachaevo-Cherkesia Republic (English translation).
4.130	MTS License No. 113546 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Altai Republic (English translation).
4.131	MTS License No. 113547 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Tyva Republic (English translation).
4.132
MTS License No. 114619 for provision of air broadcasting communication services in the territory of Norilsk (2,500 - 2,700 MHz, 12 channels), Dudinka (2,500 - 2,700 MHz, 12 channels) (English translation).
4.133	MTS License No. 114620 for provision of intra-zone telephone communication services in the territory of the Astrakhan Region (English translation).
4.134	MTS License No. 114621 for provision of intra-zone telephone communication services in the territory of the Kemerovo Region (English translation).
4.135	MTS License No. 114622 for provision of intra-zone telephone communication services in the territory of the Arkhangelsk Region (English translation).
4.136	MTS License No. 114623 for provision of intra-zone telephone communication services in the territory of the Vologda Region. (English translation).

Exhibits No.	Description
4.137	MTS License No. 114624 for provision of intra-zone telephone communication services in the territory of the Kaliningrad Region (English translation).
4.138	MTS License No. 114625 for provision of intra-zone telephone communication services in the territory of the Murmansk Region (English translation).
4.139	MTS License No. 114626 for provision of intra-zone telephone communication services in the territory of the St. Petersburg (English translation).
4.140	MTS License No. 114627 for provision of intra-zone telephone communication services in the territory of the Komi Republic (English translation).
4.141	MTS License No. 114628 for provision of intra-zone telephone communication services in the territory of the Karelia Republic (English translation).
4.142	MTS License No. 114629 for provision of intra-zone telephone communication services in the territory of the Novgorod Region (English translation).
4.143
MTS License No. 114630 for provision of air broadcasting communication services in the territory of Tver, the Tver Region (2,500 - 2,700 MHz, not more than 24 frequency channels) (English translation).
4.144	MTS License No. 115176 for provision of intra-zone telephone communication services in the territory of the Volgograd Region (English translation).
4.145
MTS License No. 115207 for provision of local telephone services except for local telephone services using payphones and public access facilities in the territory of the Moscow Region (English translation).
4.146
MTS License No. 115208 for provision of data communication services, except for data communication services for the purpose of voice data transfer in the territory of the Moscow Region (English translation).
4.147
MTS License No. 116023 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Penza Region (English translation).
4.148	MTS License No. 116564 for provision of fixed line network mobile radio communication services in the territory of the Yamalo-Nenetsk Autonomous Region (English translation).
4.149
MTS License No. 117190 for provision of air broadcasting communication services in the territory of Taganrog, the Rostov Region (2,500 - 2,700 MHz, not more than 12 frequency channels) (English translation).
4.150	MTS License No. 117814 for provision of intra-zone telephone communication services in the territory of the Kurgan Region (English translation).
4.151	MTS License No. 117815 for provision of data communication services for the purposes of voice data communication in the territory of the Arkhangelsk Region (English translation).
4.152	MTS License No. 117816 for provision of data communication services for the purposes of voice data communication in the territory of the Krasnoyarsk Region (English translation).
4.153	MTS License No. 117817 for provision of data communication services for the purposes of voice data communication in the territory of the Novosibirsk Region (English translation).

Exhibits No.	Description
4.154	MTS License No. 117818 for provision of data communication services for the purposes of voice data communication in the territory of the Leningrad RegionRegion (English translation).
4.155	MTS License No. 117819 for provision of data communication services for the purposes of voice data communication in the territory of the Nizhny Novgorod Region (English translation).
4.156	MTS License No. 117820 for provision of data communication services for the purposes of voice data communication in the territory of the Omsk Region (English translation).
4.157	MTS License No. 117821 for provision of data communication services for the purposes of voice data communication in the territory of the Smolensk Region (English translation).
4.158	MTS License No. 117822 for provision of data communication services for the purposes of voice data communication in the territory of the Novgorod Region (English translation).
4.159	MTS License No. 117823 for provision of data communication services for the purposes of voice data communication in the territory of the Tula Region (English translation).
4.160	MTS License No. 117824 for provision of data communication services for the purposes of voice data communication in the territory of the Volgograd Region (English translation).
4.161	MTS License No. 117825 for provision of data communication services for the purposes of voice data communication in the territory of the Kemerovo Region (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2013, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 25, 2013 and became effective upon registration with the Federal Tax Service on July 10, 2013.

**
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2013, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2014	MOBILE TELESYSTEMS OJSC
	By:	/s/ Andrei A. Dubovskov
		Name:	Andrei A. Dubovskov
		Title:	President and Chief Executive Officer

OJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

        As of December 31, 2013 and 2012 and for
the Years Ended December 31, 2013, 2012 and 2011

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mobile TeleSystems OJSC:

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems OJSC and subsidiaries (the "Group") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems OJSC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 17, 2014, except for Note 28,
as to which the date is April 24, 2014

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		December 31,
	Note	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	5	30,612	22,014
Short-term investments (including available-for-sale securities at fair value of 4,154 and nil, respectively), including related party amounts of 9,235 and 101, respectively	6	14,633	4,034
Trade receivables, net of allowance for doubtful accounts of 3,753 and 3,461, respectively	7	34,554	33,372
Accounts receivable, related parties	22	965	336
Inventory and spare parts	8	8,498	8,586
Prepaid expenses, including related party amounts of 123 and 60, respectively		9,811	9,905
Deferred tax assets	21	7,933	6,998
VAT receivable		6,651	5,415
Other current assets		3,019	1,702

Total current assets		116,676	92,362

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of 293,389 and 242,886, including advances to related parties of 367 and 1,024, respectively	9	270,660	271,781
LICENSES, net of accumulated amortization of 3,194 and 4,060, respectively	3, 10	3,202	3,293
GOODWILL	3, 11	32,704	32,428
OTHER INTANGIBLE ASSETS, net of accumulated amortization of 58,153 and 47,994, including advances to related parties of 232 and 279, respectively	3, 12	38,423	37,727
DEBT ISSUANCE COSTS, net of accumulated amortization of 2,375 and 3,184, respectively		2,023	3,574
INVESTMENTS IN AND ADVANCES TO ASSOCIATES	13	13,393	5,532
OTHER INVESTMENTS, including related party amounts of 743 and 3,024, respectively	14	4,392	5,814
OTHER NON-CURRENT ASSETS, including restricted cash of nil and 115, deferred tax assets of 862 and 2,186, respectively	21	4,051	2,467

Total assets		485,524	454,978

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2013 AND 2012

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		December 31,
	Note	2013	2012
CURRENT LIABILITIES:
Accounts payable, related parties	22	3,315	2,338
Trade payables		23,864	22,588
Subscriber prepayments and deposits		17,884	16,548
Debt, current portion	15	7,564	17,422
Notes payable, current portion	15	17,462	10,039
Deferred connection fees, current portion	17	1,604	1,463
Income tax payable		997	728
Accrued liabilities	20	27,674	25,438
Provision for claims in Uzbekistan	4	—	8,031
Bitel liability	27	—	6,718
Other payables (including capital lease obligations of 38 and 163, respectively)		1,498	2,092

Total current liabilities		101,862	113,405

LONG-TERM LIABILITIES:
Notes payable, net of current portion	15	85,282	70,737
Debt, net of current portion	15	108,792	133,695
Deferred connection fees, net of current portion	17	2,045	2,354
Deferred taxes	21	21,202	10,670
Retirement and post-retirement obligations		1,059	1,212
Property, plant and equipment contributions		2,428	2,684
Other long-term liabilities (including capital lease obligations of 10 and 49, respectively)		3,869	3,932

Total long-term liabilities		224,677	225,284

Total liabilities		326,539	338,689

Commitments and contingencies	27
Redeemable noncontrolling interest	24	2,932	2,298
SHAREHOLDERS' EQUITY:
Common stock (2,066,413,562 shares issued as of December 31, 2013 and 2012, 777,396,505 of which are in the form of ADS as of December 31, 2013 and 2012)	23	207	207
Treasury stock (77,582,378 and 77,494,385 common shares at cost as of December 31, 2013 and 2012)		(24,482)	(24,462)
Additional paid-in capital		3,019	283
Accumulated other comprehensive loss		(15,030)	(13,676)
Retained earnings		188,217	148,371

Total equity attributable to the Group		151,931	110,723

Nonredeemable noncontrolling interest		4,122	3,268

Total equity		156,053	113,991

Total liabilities and equity		485,524	454,978

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		Years ended December 31,
	Note	2013	2012	2011
NET OPERATING REVENUES
Services revenue and connection fees (including related party amounts of 1,113 and 492 and 396, respectively)		371,950	349,338	322,546
Sales of handsets and accessories		26,493	28,902	26,025

Total net operating revenues		398,443	378,240	348,571

OPERATING EXPENSES
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of 1,186 and 692 and 466, respectively)		83,777	83,051	74,753
Cost of handsets and accessories		22,636	25,042	26,286
General and administrative expenses (including related party amounts of 2,047 and 2,097 and 1,843, respectively)	25	85,458	77,977	69,181
Allowance for doubtful accounts		3,106	2,606	3,189
Sales and marketing expenses (including related party amounts of 1,853 and 1,941 and 2,444, respectively)		22,861	21,667	24,800
Depreciation and amortization expense		73,253	67,910	63,932
Other operating expense / (income) (including related party amounts of 370 and (116) and 16, respectively)		5,594	6,193	6,135

Net operating income		101,758	93,794	80,295

CURRENCY EXCHANGE AND TRANSACTION LOSS / (GAIN)		5,473	(3,952)	4,403
OTHER (INCOME) / EXPENSES
Interest income (including related party amounts of 742 and 172 and 445, respectively)		(2,793)	(2,588)	(1,850)
Interest expense, net of capitalized interest (including related party amounts of nil and 367 and 12, respectively)		15,498	17,673	19,333
Equity in net income of associates	13	(2,472)	(869)	(1,430)
Other (income) / expenses, net (including gain of (11,087) related to Bitel settlement in 2013)	27	(10,636)	688	180

Total other (income) / expenses, net		(403)	14,904	16,233

Income from continuing operations before provision for income taxes		96,688	82,842	59,659

PROVISION FOR INCOME TAXES	21	19,633	19,384	15,526

NET INCOME FROM CONTINUING OPERATIONS		77,055	63,458	44,133

NET INCOME / (LOSS) FROM DISCONTINUED OPERATIONS	4	3,733	(32,846)	1,806

NET INCOME		80,788	30,612	45,939

LESS: NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST		(949)	(970)	(3,624)

NET INCOME ATTRIBUTABLE TO THE GROUP		79,839	29,642	42,315

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX
Currency translation adjustment		(2,877)	(2,211)	2,165
Unrealized gain on derivatives, net of tax of (361) and (64) and (54)	18	1,445	255	216
Unrecognized actuarial gain / (loss), net of tax of (46) and 38 and (47)		185	(152)	188

Other comprehensive (loss) / income, net of tax		(1,247)	(2,108)	2,569

TOTAL COMPREHENSIVE INCOME		79,541	28,504	48,508

LESS: TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST		(1,056)	(772)	(3,749)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE GROUP		78,485	27,732	44,759

Weighted average number of common shares outstanding, in thousands—basic and diluted		1,988,849	1,988,919	1,970,953
Earnings per share attributable to the Group—basic and diluted, RUB
EPS from continuing operations		38.27	31.42	20.55
EPS from discontinued operations		1.88	(16.51)	0.92
Total EPS		40.14	14.90	21.47

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, except share amounts)

	Common stock		Treasury stock			Accumulated other comprehensive (loss)			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings	Total equity attributable to the Group		Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2011	1,993,326,138	199	(76,456,876)	(26,084)	—	(14,210)	135,330	95,235	31,451	126,686	2,650

Net income	—	—	—	—	—	—	42,315	42,315	3,425	45,740	199
Other comprehensive income / (loss), net of tax	—	—	—	—	—	2,444	—	2,444	30	2,474	95
Dividends declared by MTS	—	—	—	—	—	—	(28,919)	(28,919)	—	(28,919)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(5,701)	(5,701)	(154)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	195	195	—	195	(195)
Acquisition of own stock	—	—	(8,000)	(2)	—	—	—	(2)	—	(2)	—
Exercise of put option in Comstar-UTS	—	—	—	—	—	—	360	360	—	360	—
Comstar-UTS merger	73,087,424	8	(1,031,849)	1,624	9,912	—	—	11,544	(11,232)	312	—
Acquisition of noncontrolling interest in Comstar-UTS	—	—	—	—	—	—	(1,262)	(1,262)	(3,391)	(4,653)	—
Acquisition of noncontrolling interest in MGTS (Note 3)	—	—	—	—	(9,780)	—	—	(9,780)	(11,188)	(20,968)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	(22)	—	—	(22)	(542)	(564)	—

Balances at December 31, 2011	2,066,413,562	207	(77,496,725)	(24,462)	110	(11,766)	148,019	112,108	2,852	114,960	2,595

Net income	—	—	—	—	—	—	29,642	29,642	694	30,336	276
Other comprehensive (loss) / income, net of tax	—	—	—	—	—	(1,910)	—	(1,910)	41	(1,869)	(239)
Dividends declared by MTS	—	—	—	—	—	—	(29,257)	(29,257)	—	(29,257)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(367)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(33)	(33)	—	(33)	33
Sale of own stock	—	—	2,340	0	—	—	—	0	—	0	—
Repurchase of own shares by MGTS (Note 23)	—	—	—	—	57	—	—	57	(319)	(262)	—
Disposal of Stream (Note 3)	—	—	—	—	116	—	—	116	—	116	—

Balances at December 31, 2012	2,066,413,562	207	(77,494,385)	(24,462)	283	(13,676)	148,371	110,723	3,268	113,991	2,298

Net income	—	—	—	—	—	—	79,839	79,839	693	80,532	256
Other comprehensive (loss) / income, net of tax	—	—	—	—	—	(1,354)	—	(1,354)	10	(1,344)	97
Issuance of Stock Options (Note 2)	—	—	—	—	94	—	—	94	—	94	—
Dividends declared MTS	—	—	—	—	—	—	(39,419)	(39,419)	—	(39,419)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(293)
Acquisition of own stock	—	—	(90,881)	(20)	—	—	—	(20)	—	(20)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(574)	(574)	—	(574)	574
Sale of own stock	—	—	2,888	0	1	—	—	1	—	1	—
Disposal of Business-Nedvizhimost (Note 3)	—	—	—	—	2,641	—	—	2,641	151	2,792	—

Balances at December 31, 2013	2,066,413,562	207	(77,582,378)	(24,482)	3,019	(15,030)	188,217	151,931	4,122	156,053	2,932

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles)

	Years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	80,788	30,612	45,939
Net (income) / loss from discontinued operations	(3,733)	32,846	(1,806)

Net income from continuing operations	77,055	63,458	44,133

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,253	67,910	63,932
Currency exchange and transaction loss / (gain)	5,473	(3,952)	4,403
Debt issuance cost amortization	784	952	839
Amortization of deferred connection fees	(1,921)	(2,287)	(2,838)
Equity in net income of associates	(2,472)	(869)	(1,430)
Allowance for doubtful accounts	3,106	2,606	3,189
Inventory obsolescence expense	660	759	827
Deferred tax expense	9,671	3,290	496
Other non-cash items	(192)	461	137
Changes in operating assets and liabilities:
Increase in trade receivables	(3,474)	(8,489)	(6,145)
Increase in inventory and spare parts	(592)	(61)	(349)
Increase in prepaid expenses and other current assets	(2,966)	(727)	(507)
(Increase) / decrease in VAT receivable	(1,190)	673	(1,118)
Increase in trade payables, accrued liabilities and other current liabilities	8,136	9,365	132
(Decrease) / increase in liability for Bitel	(7,238)	241	68
Dividends received	1,831	1,526	1,250

Net cash provided by operating activities—continuing operations	159,924	134,856	107,019
Net cash (used in) / provided by operating activities—discontinued operations	(547)	(2,733)	6,543

NET CASH PROVIDED BY OPERATING ACTIVITES	159,377	132,123	113,562

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	—	(1,937)	(6,569)
Purchases of property, plant and equipment	(67,146)	(79,836)	(64,015)
Purchases of intangible assets	(14,429)	(7,947)	(8,787)
Proceeds from sale of property, plant and equipment and assets held for sale	418	395	663
Purchases of short-term investments	(37,623)	(33,474)	(14,844)
Proceeds from sale of short-term investments	27,785	31,548	22,278
Purchase of other investments	(703)	(2,100)	(1,614)
Proceeds from sales of other investments	—	2,029	140
Investments in and advances to / from associates, net	(5,088)	—	90

Net cash used in investing activities—continuing operations	(96,786)	(91,322)	(72,658)
Net cash provided by / (used in) investing activities—discontinued operations	115	(2,045)	(4,552)

NET CASH USED IN INVESTING ACTIVITIES	(96,671)	(93,367)	(77,210)

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles)

	Years ended December 31,
	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from entities under common control and noncontrolling interests	—	(261)	(26,517)
Contingent consideration paid on acquisition of subsidiaries	—	(20)	(390)
Proceeds from issuance of notes	25,651	—	6,380
Repayment of notes	(6,195)	(25,561)	(1,381)
Notes and debt issuance cost	(193)	—	(2,171)
Reimbursement of debt issuance cost	959	—	—
Capital lease obligation principal paid	(202)	(213)	(275)
Dividends paid	(39,706)	(29,626)	(34,783)
Proceeds on sale of Business-Nedvizhimost to Sistema, net of cash disposed	3,068	—	—
Cash deconsolidated on the loss of control over Stream	—	(227)	—
Proceeds from loans	353	17,955	61,795
Loan principal paid	(38,996)	(37,394)	(8,659)
Other financing activities	116	1	371

Net cash used in financing activities—continuing operations	(55,145)	(75,346)	(5,630)

NET CASH USED IN FINANCING ACTIVITIES	(55,145)	(75,346)	(5,630)

Effect of exchange rate changes on cash and cash equivalents	1,037	(985)	594

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	8,598	(37,575)	31,316
CASH AND CASH EQUIVALENTS, beginning of the year	22,014	59,589	28,273

CASH AND CASH EQUIVALENTS, end of the year	30,612	22,014	59,589
Less: cash and cash equivalents from discontinued operations, end of the year	—	(411)	(4,880)
CASH AND CASH EQUIVALENTS from continuing operations, end of the year	30,612	21,603	54,709

SUPPLEMENTAL INFORMATION:
Income taxes paid	11,590	17,050	15,045
Interest paid	15,979	19,104	18,606
Non-cash investing and financing activities:
Contributed property, plant and equipment	19	32	197
Amounts owed for capital expenditures	3,908	3,502	7,375
Payables related to business acquisitions	11	277	221

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

1. DESCRIPTION OF BUSINESS

        Business of the Group—Open Joint-Stock Company Mobile TeleSystems ("MTS OJSC", or "the Company") was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS. MTS OJSC's majority shareholder is Joint-Stock Financial Corporation Sistema or "Sistema".

        In these notes, "MTS" or the "Group" refers to Mobile TeleSystems OJSC and its subsidiaries.

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Turkmenistan and Armenia. During 2004-2012 the Group also operated in Uzbekistan.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS OJSC have been traded on the Open Joint-Stock Company "Moscow Exchange MICEX-RTS" ("Moscow Exchange").

        Since 2009, the Group has been developing its own retail network, operated by Russian Telephone Company CJSC ("RTC"), a wholly owned subsidiary of MTS OJSC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Accounting principles—The Group's entities maintain accounting books and records in local currencies of their domicile in accordance with the requirements of respective accounting and tax legislation. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in terms of Russian Rubles.

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

        Basis of consolidation—The consolidated financial statements include the accounts of the Company, as well as entities where the Company has operating and financial control, most often through the direct or indirect ownership of a majority voting interest. Those ventures where the Group exercises significant influence but does not have operating and financial control are accounted for using the equity method. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in long-term investments in the consolidated statements of financial position. The consolidated financial statements also include accounts of variable interest entities ("VIEs") in which the Group is deemed to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

be the primary beneficiary. An entity is generally a VIE if it meets any of the following criteria: (i) the entity has insufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) the equity investors cannot make significant decisions about the entity's operations or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity or receive the expected returns of the entity and substantially all of the entity's activities involve or are conducted on behalf of the investor with disproportionately few voting rights. All significant intercompany transactions, balances and unrealized gains and losses on transactions have been eliminated.

        As of December 31, 2013 and 2012, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method
		2013	2012
MTS Turkmenistan	Consolidated	100.0%	100.0%
MTS Bermuda(2)	Consolidated	100.0%	100.0%
MTS Finance	Consolidated	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%
RTC	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
TVT	Consolidated	100.0%	100.0%
SibGroupInvest	Consolidated	100.0%	100.0%
Sistema Telecom	Consolidated	100.0%	100.0%
Elf Group	Consolidated	100.0%	100.0%
Intercom	Consolidated	100.0%	100.0%
Zheleznogorsk City Telephone Communications ("ZhelGorTeleCom")	Consolidated	100.0%	100.0%
Pilot	Consolidated	100.0%	100.0%
TVKiK	Consolidated	100.0%	100.0%
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS	Consolidated	94.6%	94.6%
K-Telecom	Consolidated	80.0%	80.0%
Comstar-Regions(1)	Consolidated	—	100.0%
Infocentr(1)	Consolidated	—	100.0%
Altair(1)	Consolidated	—	100.0%
Uzdunrobita(3)	Deconsolidated	—	100.0%
MTS International Funding Limited ("MTS International")	Consolidated	VIE	VIE
Intellect Telecom	Equity	47.3%	47.3%
Stream	Equity	45.0%	45.0%
MTS Belarus	Equity	49.0%	49.0%
MTS Bank	Equity	26.3%	1.7%

(1)
Merged with MTS OJSC on April 1, 2013.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

(2)
A wholly-owned subsidiary established to repurchase the Group's ADSs.

(3)
Deconsolidated on April 22, 2013.

        The Group consolidates MTS International, a private company organized and existing as a private limited company under the laws of Ireland, which qualified as a variable interest entity under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 810, Consolidation. The Group is the primary beneficiary of MTS International. MTS International was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively (Note 15). The notes are guaranteed by MTS OJSC in the event of default. While the Group does not hold any equity in MTS International, it has concluded that it is the primary beneficiary by virtue of the fact that it has the power to direct the activities of MTS International that most significantly impact its performance and by virtue of the guarantee that exists which means the Group has the obligation to absorb losses of MTS International that could potentially be significant to MTS International.

        The table below summarizes the assets and liabilities of MTS International as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Cash and cash equivalents	1	1
Intercompany Receivable from MTS OJSC(1)	41,035	22,829

Total assets	41,036	22,830

Interest payable(2)	123	50
Notes payable due 2020 and 2023(3)	40,912	22,779
Other payables	1	1

Total liabilities	41,036	22,830

(1)
Eliminated in the Group consolidated statements of financial position.

(2)
Relates to MTS International Notes due 2020 and 2023, included in accrued liabilities in the Group consolidated statements of financial position.

(3)
Included in notes payable, net of current portion, in the Group consolidated statements of financial position (Note 15).

        The MTS International Notes due 2020 and 2023 and related interest payable are fully covered by intercompany receivables from MTS OJSC. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Such costs for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 2,535 million, RUB 2,011 million and RUB 1,950 million,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

respectively, and were included in interest expense reported by the Group in the consolidated statements of operations and comprehensive income.

        Functional currency translation methodology—As of December 31, 2013, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, MTS Finance and MTS International—the Russian Ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian Hryvna;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

  •
  For K-Telecom—the Armenian Dram;

  •
  For MTS Belarus—the Russian Ruble.

        In 2013, the Group changed its reporting currency from the U.S. Dollar ("USD") to the Russian Ruble. The Group believes that reporting in Russian Rubles allows for greater transparency with respect to reporting the Group's financial and operating performance as such reporting more closely reflects the profile of the Group's revenues and operating income, a major portion of which are generated in Russian Rubles. In accordance with authoritative guidance, comparative information was restated in Russian Rubles. Remeasurement of the financial statements into functional currencies, where applicable, and translation of financial statements into Russian Rubles has been performed as follows:

        For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period-end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at average rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and translation gains and losses in the accompanying consolidated statements of operations and comprehensive income.

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars at the period-end exchange rate set by local central banks. Subsequently U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Significant estimates include the allowance for doubtful accounts and inventory obsolescence, valuation allowance for deferred tax assets for which it is more likely than not the assets will not be realized, the valuation of assets acquired and liabilities assumed in business combinations and income tax benefits, the recoverability of investments and the valuation of goodwill, intangible assets, other long-lived assets, redeemable noncontrolling interest, certain accrued liabilities and financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months. The cost of these investments approximates fair value.

        Short-term investments and loans—Short-term investments mainly represent investments in a mutual investment fund and time deposits which have original maturities in excess of three months and are repayable in less than twelve months. The investment in the mutual investment fund was classified as an available-for-sale financial asset in the consolidated statements of financial position with unrealized gains of RUB 154 million recorded in other comprehensive income. Deposits are recorded at cost, which approximates fair value (Note 6).

        Other investments and loans—Long-term financial instruments consist primarily of investments and loans. Since quoted market prices are not readily available for all of the long-term financial instruments held by the Group, estimates of fair value are computed incorporating various unobservable market inputs. The Group reviews these investments for indicators of impairment on a regular basis. The investments in companies over which the Group has no significant influence are carried at cost. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

        Property, plant and equipment—Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life. Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

        Other intangible assets—Other intangible assets primarily consist of billing, telecommunication, accounting and office software as well as numbering capacity and customer base. These assets are assets with finite useful lives. They are recognized at cost and amortized on a straight-line basis over their estimated useful lives.

        Accounts receivable—Accounts receivable are stated net of allowance for doubtful accounts.

        Allowance for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review with respect to the recoverability of trade receivables, advances given, loans and other receivables. Such allowance reflects specific cases, collection trends or estimates based on evidence of collectability. For changes in the allowance for doubtful accounts receivable see Note 7.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Inventory and spare parts—Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are expensed when sold. The Group regularly assesses its inventories for obsolete and slow-moving stock.

        Value-added tax ("VAT")—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

        Income taxes—Income taxes of the Group's Russia-incorporated entities have been computed in accordance with Russian legislation. The corporate income tax rate in Russia is 20%. The income tax rate on dividends paid within Russia is 9%. The foreign subsidiaries of the Group are paying income taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such determination, the Group considers all available information, including future reversals of existing taxable temporary differences, projected taxable income, tax strategies and recent financial results.

        Uncertain tax positions are recognized in the consolidated financial statements for positions which are considered more likely than not of being sustained based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the consolidated financial statements is based upon the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

        The Group recognizes interest and penalties related to unrecognized tax benefits and penalties within income taxes.

        Asset retirement obligations—The Group calculates asset retirement obligations and an associated asset retirement cost when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group's obligations relate primarily to the cost of removing its equipment from sites. The Group recorded the present value of asset retirement obligations as other long-term liabilities in the consolidated statements of financial position.

        License costs—License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity, which varies from three to fifteen years.

        Goodwill—For acquisitions before January 1, 2009 goodwill represents the excess of the consideration paid over the fair market value of the net identifiable assets acquired in business combinations and is not amortized. For acquisitions after January 1, 2009 goodwill is determined as the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangible assets, and comparing the carrying amount of the reporting unit to its fair value. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. During the year ended December 31, 2012 the Group recognized goodwill impairment in amount of RUB 3,523 million related to Uzdunrobita litigation (Note 4) which is included in net income / (loss) from discontinued operations.

        Impairment of long-lived assets—The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Group compares undiscounted net cash flows estimated to be generated by those assets to their carrying amount. When the undiscounted cash flows are less than the carrying amounts of the assets, the Group records impairment losses to write the assets down to fair value, measured by estimating the discounted net future cash flows expected to be generated from the use of the assets. None of the Group's long-lived assets were impaired in 2013. An impairment loss in the amount of RUB 16,514 million for the year ended December 31, 2012 was recognized by the Group subsidiaries in Uzbekistan as a result of the events described in Note 4 and included in net income / (loss) from discontinued operations.

        Subscriber prepayments—The Group requires the majority of its customers to pay in advance for telecommunications services. All amounts received in advance of services provided are recorded as a subscriber prepayment liability and are not recognized as revenues until the related services have been provided to the subscriber.

        Treasury stock—Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders' equity in the Group's consolidated financial statements.

        Revenue recognition—Revenue includes all revenues from the ordinary business activities of the Group. Revenues are recorded net of value-added tax and recognized in the accounting period in which they are earned in accordance with the realization principle.

        Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or period of time (monthly subscription fees).

        Content revenue is presented net of related costs when the Group acts as an agent of the content providers while gross revenue and related costs are recorded when the Group acts as a primary obligor in the arrangement.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

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

        The Group calculates an average life of mobile subscribers for each region in which it operates and amortizes connection fees based on the average life specific to that region.

        Regulated services—Regulated services provided by the Group primarily consist of local telephone services and services rendered to other operators, such as traffic charges, connection fees and line rental services. Changes in the rate structure for such services are subject to the Federal Tariff Service approval.

        Revenue from regulated tariff services represented approximately 5.7%, 6.5% and 6.5% of the consolidated revenue for the years ended December 31, 2013, 2012 and 2011, respectively. This does not include revenue attributable to discontinued operations (Note 4).

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

        The Group regularly provides special incentives to its retail customers. Generally the Group sells mobile devices of worldwide known brands with an offer of free telecommunication services for a time period from one to twelve months. Such arrangements with a customer provide for two deliverables—a mobile device delivered immediately and mobile services to be consumed in the future. Both deliverables in the arrangement qualify as separate units of accounting. The consideration received from a customer is allocated between the deliverables based on their standalone value on the market, which is deemed to be a vendor-specific objective evidence of selling price. Revenue on the devices sales is recognized at the moment of their sale, and the revenue on provision of free telecommunication services is deferred and recognized in line with their consumption by a subscriber. Revenue generated from multiple-element arrangements in the amount of RUB 3,276 million was recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2013. The amounts recognized for the years ended December 31, 2012 and 2011 were not significant. The Group's multiple-element arrangements stipulate no performance-, cancellation-, termination- and refund-type provisions.

        Prepaid cards—The Group sells prepaid cards to subscribers separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as customer advances. These cards allow subscribers to make a predetermined allotment of wireless phone calls and / or take advantage of other

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer, whereby the customer uses the airtime or the card expires.

        Roaming discounts—The Group enters into roaming discount agreements with a number of wireless operators. According to the terms of the agreements the Group is obliged to provide and entitled to receive a discount that is generally dependent on the volume of inter operator roaming traffic. The Group accounts for discounts received from and granted to roaming partners in accordance with the authoritative guidance on customer payments and incentives. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available information.

        The Group accounts for discounts received as a reduction of roaming expenses and rebates granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in its consolidated statements of financial position.

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. The Group expenses these costs as incurred. Advertising costs for the years ended December 31, 2013, 2012 and 2011, were RUB 8,463 million, RUB 7,908 million and RUB 8,817 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds on behalf of all its employees.

        In Russia all social contributions paid during the year ended December 31, 2013 are represented by payments to governmental social funds, including the Pension Fund of the Russian Federation, the Social Security Fund of the Russian Federation and the Medical Insurance Fund of the Russian Federation. The contributions are expensed as incurred. The amount of social contributions recognized by the Group in Russia amounted to RUB 7,535 million, RUB 6,512 million and RUB 5,877 million in 2013, 2012 and 2011, respectively.

        MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes interest costs, current service costs, amortization of prior service costs and net actuarial loss / gain. The expense is recognized during an employee's years of active service with MGTS. The recognition of expense for retirement pension plans is impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the Financial Accounting Standards Board ("FASB") authoritative guidance on retirement benefits.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        In Ukraine, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee's payroll up to a fixed limit to the local pension, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to RUB 2,803 million, RUB 2,493 million and RUB 2,250 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amounts contributed to the pension funds in Turkmenistan and Armenia were not significant.

        Redeemable noncontrolling interest—From time to time, to optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining noncontrolling stakes in newly acquired subsidiaries. As these put and call option agreements are not freestanding, the underlying shares of such put and call options are classified as redeemable securities and are accounted for at redemption value which is the fair value of redeemable noncontrolling interests as of the reporting date. The fair value of redeemable noncontrolling interests is measured using discounted future cash flows techniques, subject to applicable caps. The noncontrolling interest is measured at fair value using a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in the redemption value of redeemable noncontrolling interests are accounted for in the Group's retained earnings. Redeemable noncontrolling interests are presented as temporary equity in the consolidated statements of financial position.

        Financial instruments and hedging activities—The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statements of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews its fair value hierarchy classifications on a quarterly basis. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2013, 2012 and 2011, no reclassifications occurred. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance).

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of operations and comprehensive income together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Gains and losses associated with the related hedged items are recognized in the consolidated statements of operations and comprehensive income, depending on their nature.

        The gain or loss relating to the ineffective portion is recognized immediately in earnings in the consolidated statements of operations and comprehensive income.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statements of operations and comprehensive income (Note 18).

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, receivables and payables, which are included in current assets and liabilities, approximates the carrying value of these items due to the short-term nature of these amounts. The fair value of issued notes as of December 31, 2013 is disclosed in Note 15 and is based on quoted prices in active markets ("Level 1" of the hierarchy established by the U.S. GAAP guidance).

        Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes that the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2013.

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

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities;

  •
  Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities;

  •
  Level 3—No observable pricing inputs in the market.

        Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Group's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

        Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on share-based compensation. Under the provisions of this guidance, companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operations and comprehensive income. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments. Compensation cost related to phantom stock

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

options granted to the Group's employees recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 483.0 million, RUB 1,445.8 million and RUB 470.2 million, respectively.

        Concentration of credit risk—Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, trade accounts receivable, financing receivables and derivatives. The Group maintains cash and cash equivalents, investments, derivatives and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographical regions, and the Group's policy is designed to limit exposure to any one institution. As part of its risk management processes, the Group performs periodic evaluations of the relative credit standing of the financial institutions.

        Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

        New and recently adopted accounting pronouncements—In July 2012, the FASB updated the authoritative guidance on testing indefinite-lived intangible assets for impairment. The update permits the entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The guidance is effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have a significant impact on the Group's consolidated financial statements.

        In March 2013, the FASB issued the authoritative guidance on a parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or group of assets within a foreign entity or of an investment in a foreign entity. This new guidance requires that the parent releases any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years and interim reporting periods within those fiscal years beginning after December 15, 2013. The amendments described in the update are to be applied prospectively to derecognition events occurring after the effective date; prior periods are not to be adjusted. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial statements.

3. BUSINESS ACQUISITIONS AND DISPOSALS

  Disposal in 2013

        Disposal of Business-Nedvizhimost—In December 2013, the Group sold a 51% stake in Business-Nedvizhimost CJSC to Sistema, a majority shareholder of the Group, for a price of RUB 3.2 billion. Business-Nedvizhimost owns and manages 76 real estate sites and 44 real estate facilities throughout Moscow with a total area of roughly 178,000 sq. m. After the loss of control over the subsidiary, the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

Group deconsolidated Business-Nedvizhimost and applied for its remaining 49% interest using the equity method of accounting. The disposal was accounted for as a transaction under common control directly in equity.

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

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2012:

	Elf Group	Intercom	ZhelGorTeleCom	Pilot & TVKiK	Total
Month of acquisition	August	August	October	October
Region of operations	Central region	Volga region	Central region	Central region
Ownership interest acquired	100%	100%	100%	100%
Current assets	6	9	4	3	22
Property, plant and equipment	49	11	3	21	84
Goodwill	172	62	115	55	404
Customer base	45	29	54	22	150
Current liabilities	(44)	(15)	(13)	(6)	(78)
Non-current liabilities	(9)	(6)	(11)	(4)	(30)
Fair value of contingent consideration	(28)	(10)	(5)	—	(43)

Consideration paid	191	80	147	91	509

        The Group's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed.

        Customer base intangibles recognized as a result of the acquisitions are being amortized over a period ranging from 7 to 9 years depending on the type of subscribers.

        The recognition of goodwill in the amount of RUB 404 million from the acquisitions is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

        Tascom—In May 2012, the Group acquired a 100% stake in Tascom CJSC ("Tascom"), a market leader in providing telecommunication services to corporate clients in Moscow and the Moscow region, for RUB 1,437 million. The seller has indemnified the Group against all losses which arise in connection with liability for taxation matters relating to the pre-acquisition period. As of the acquisition date the Group recorded a provision for tax liabilities and a related indemnification asset in the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

amount of RUB 236 million relating to this warranty. As of December 31, 2013 the amount of indemnification asset and related provision for tax liabilities was reduced to RUB 139 million.

        The Group also should pay to the seller any amounts received for the services rendered by Tascom prior to the acquisition date, capped at RUB 400 million—this contingent consideration arrangement was recorded at fair value of RUB 170 million which was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). The fair value was measured as the best estimate of all possible outcomes. During 2012-2013, the contingent consideration in the amount of RUB 170 million was completely paid to the seller.

        The acquisition was accounted for using the acquisition method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	489
Property, plant and equipment	586
Goodwill	1,098
Customer base	168
Other non-current assets	188
Current liabilities	(815)
Non-current liabilities	(107)
Fair value of contingent consideration	(170)

Consideration paid	1,437

        The excess of the consideration paid over the value of net assets acquired in the amount of RUB 1,098 million was allocated to goodwill which was attributable to the "Russia" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the expected synergies from increase of market share and reduction of capital expenditures to be made by the Group to construct optical fiber network.

        Disposal of Stream—In May 2012, MTS and Sistema signed a shareholders agreement with respect to the management of Stream LLC ("Stream"), which owns and manages Stream.ru. In addition Sistema contributed RUB 496.1 million into Stream's charter capital giving it an ownership of 55% of Stream, thereby reducing MTS's direct ownership in Stream from 100% to 45%. After a loss of control over the subsidiary, the Group deconsolidated Stream and accounted for its interest using the equity method. The disposal was accounted for as transaction under common control directly in equity.

  Acquisitions in 2011

        Increase of stake in MGTS—In December 2011, the Group acquired 29% of the ordinary shares of MGTS from Sistema through acquisition of Sistema-Invenchur for RUB 10.56 billion. In addition the Group assumed debt in the amount of RUB 10.41 billion due and payable by the end of 2011. MGTS is Moscow's incumbent fixed line operator that initially joined the Group as a result of Comstar acquisition. Upon completion of the transaction the Group's ownership stake in MGTS increased to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

99.01% of ordinary shares and 69.7% of preferred shares, which overall totals 94.1% of MGTS charter capital. The transaction was accounted for directly in equity.

        Acquisitions of controlling interests in regional fixed line operators—In 2011, as part of its program of regional expansion, the Group acquired controlling interests in a number of fixed line operators in certain regions of Russia. The purchase price for these acquisitions was paid in cash. The acquisitions were accounted for using the acquisition method of accounting.

        The following table summarizes the purchase price allocation for regional fixed line operators acquired during the year ended December 31, 2011:

	Inteleca Group	Infocentr	Altair	TVT	Total
Month of acquisition	April	April	August	October
Region of operations	Sibir region	Ural region	Central region	Volga region
Ownership interest acquired	100%	100%	100%	100%
Current assets	25	80	94	237	436
Property, plant and equipment	307	72	109	2,156	2,644
Goodwill	303	411	372	3,509	4,595
Customer base	63	135	381	230	809
Other non-current assets	1	—	47	59	107
Current liabilities	(128)	(239)	(162)	(799)	(1,328)
Non-current liabilities	(25)	(28)	(92)	(299)	(444)

Consideration paid	546	431	749	5,093	6,819

        The Group's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed.

        Customer base recognized as a result of the acquisitions is amortized over a period ranging from 8 to 14 years depending on the type of subscribers.

        The recognition of goodwill in the amount of RUB 4,595 million is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia" segment.

4. OPERATIONS IN UZBEKISTAN

        In June 2012, the authorities of the Republic of Uzbekistan commenced repeat audits of previously audited financial and operating activities of MTS' wholly owned subsidiary Uzdunrobita. On July 17, 2012, Uzdunrobita suspended its services in Uzbekistan pursuant to the order of the State Agency for Communications and Information of Uzbekistan (the "SACI") temporarily suspending the operating license of Uzdunrobita for a period of ten business days. This suspension was subsequently extended to three months due to the decision of the Tashkent Economic Court of July 30, 2012.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

        On August 6 and 7, 2012, fourteen regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita had violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the regional antimonopoly departments against Uzdunrobita amounted to approximately RUB 2,558 million. This amount was subsequently reduced by the superior antimonopoly regulator to RUB 416 million in the aggregate. The disputes with the antimonopoly authorities were dismissed after payments were made by Uzdunrobita pursuant to the Appeal Decision (as defined below).

        On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to terminate all operating licenses of Uzdunrobita permanently. This decision was subsequently upheld by the appeals and cassation instance courts on August 27, 2012 and April 4, 2013, respectively.

        Notwithstanding the fact that a tax audit of Uzdunrobita's operations for the period of 2007-2010 was completed in February 2012 and did not reveal any serious violations, further tax audits were conducted and purported to find alleged violations of licensing regulations as well as income and other tax legislation resulting in the imposition of additional taxes and fines totaling approximately RUB 28,776 million. This amount was subsequently reduced to RUB 21,390 million in the aggregate. Whether these taxes and sanctions can be claimed by the Uzbek tax authorities from Uzdunrobita under bankruptcy procedures (discussed below) is uncertain in light of the decisions made by the High Economic Court and the Regional Economic Courts of Appeals between April 4, 2013 and April 11, 2013. With limited exceptions, those decisions dismissed the obligation of the regional tax authorities to enforce the financial sanctions. The decisions, however, do not cover any obligation of the local tax authorities to collect the additional taxes.

        During September-October of 2012, RUB 201 million were seized from Uzdunrobita's bank accounts by the Uzbek State and applied to settle a portion of the State's alleged claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state authorities authorizing the confiscation of all assets of Uzdunrobita based on a criminal court's verdict which the Tashkent City Criminal Court issued against four employees of Uzdunrobita, despite the Uzdunrobita was not itself a party to such proceedings. Prior to this ruling, the Uzbek law enforcement agencies had frozen all of Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate Instance of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the verdict of the Tashkent City Criminal Court dated September 17, 2012. The appeals court found that all damages (taxes, sanctions, unpaid licenses duties and damages to customers) suffered by the State must be compensated by Uzdunrobita. The amount of damages was calculated and determined on the basis of all of the aforementioned claims against Uzdunrobita existing as of November 8, 2012, which amounted to RUB 18,375 million to be paid in eight equal monthly instalments (the "Appeal Decision").

        In accordance with applicable Uzbek laws, Uzdunrobita petitioned the Deputy General Prosecutor to challenge the Appeal Decision before the Supreme Court of Uzbekistan and grant a stay of enforcement of the Appeal Decision. Uzdunrobita's petition was rejected by the General Prosecutor's Office on December 25, 2012.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

        Following this rejection, Uzdunrobita immediately filed a further petition to appeal to the Supreme Court of Uzbekistan with the Chairman of the Supreme Court of Uzbekistan. On January 23, 2013, the Company was notified that the matter had been submitted by the Supreme Court for consideration by the Chairman of the Tashkent City Court. On May 2, 2013, the Chairman of the Tashkent City Court rejected Uzdunrobita's petition.

        In order to comply with the Appeal Decision, Uzdunrobita paid two scheduled installments in November and December 2012 totaling RUB 4,584 million. On January 14, 2013, subsequent to the payment of a portion (RUB 242 million) of the third installment due in January 2013 with all cash remaining in Uzdunrobita's bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy with the Tashkent Economic Court due to its inability to meet its further obligations arising out of the Appeal Decision. On January 18, 2013, the Court initiated bankruptcy proceedings and appointed an external temporary supervisor over Uzdunrobita, and scheduled a further bankruptcy hearing which took place on April 22, 2013.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss on the long-lived assets presented in the table below was recorded in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012. In 2013 after the loss of control over Uzdunrobita these losses were assigned to discontinued operations:

Impairment loss
Property, plant and equipment	8,438
Licenses	2,709
Rights to use radio frequencies	2,523
Numbering capacity	1,190
Software and other intangible assets	1,654
Goodwill	3,523

Total impairment loss related to goodwill and long-lived assets	20,037

        The Group used a probability-weighted valuation technique to determine the fair value of the long-lived assets as of December 31, 2012, which was determined based on unobservable inputs ("Level 3" of the hierarchy established by U.S. GAAP guidance). In calculating the future cash flows for use in the assessment of the fair value of long-lived assets, the Group used forecasts for the Uzbekistan telecommunication market and Uzdunrobita's position in that market. The forecasts were based on all available internal and external information, including growth projections and industry experts' estimates.

        Separate to the impairments recognized, a liability of RUB 12,706 million relating to the claims was recorded with an associated charge to the consolidated statements of operations and comprehensive income for the year ended December 31, 2012 as the minimum of a range of probable

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

losses according to management's estimations, as required by U.S. GAAP if no estimate within a range is more likely than any other.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six-month liquidation procedures which, as far as the Group is able to comprehend, are still in process (the period has been prolonged several times). In accordance with the terms of local liquidation procedures, Uzdunrobita's CEO was relieved of his duties and all of the oversight and governance over Uzdunrobita was transferred to the liquidation administrator. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In July 2013, two rounds of auctions were set and held in relation to the sale of assets of Uzdunrobita and all of its branches. All auctions were recognized as having failed due to the absence of any applications by interested bidders.

        The Group believes that the claims of the Uzbek state authorities against Uzdunrobita that resulted in the initiation of its bankruptcy are unfounded. The Group reserves its right to pursue all available legal options in Uzbekistan and internationally to defend itself, protect its investments and fully recover damages or obtain other relief including from any party involved in depriving MTS of its business and assets in Uzbekistan.

        MTS has filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), which is part of the World Bank Group, in Washington, D.C. The claim was registered on November 15, 2012. The tribunal was formed on August 29, 2013 and first procedural hearings took place in November 2013.

        The results of operations of Uzdunrobita are reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income and consolidated statements of cash flows for all periods presented. Consolidated statement of financial position was not retrospectively adjusted on discontinued operations and includes Uzbekistan as of December 31, 2012. The gain on disposal recognized in the amount of RUB 3,682 million related to the recycling from accumulated other comprehensive income of the cumulative translation adjustment attributable to Uzdunrobita. The results of discontinued operations of Uzdunrobita for the year ended December 31, 2013, 2012 and 2011 were as follows:

	Years ended December 31,
	2013	2012	2011
Total revenues	—	8,357	12,919
Income / (loss) before income tax	1,109	(34,171)	1,841
Income tax (expense) / benefit	(1,058)	1,325	(35)
Gain on disposal, net of tax	3,682	—	—

Income / (loss) from discontinued operations, net of tax	3,733	(32,846)	1,806

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

        The carrying amount of assets and liabilities related to Uzdunrobita as of April 22, 2013 (the date of deconsolidation) and December 31, 2012 was as follows:

	April 22, 2013	December 31, 2012
Current assets	341	755
Non-current assets	9,615	10,524

Total assets	9,956	11,279

Current liabilities	9,956	11,279

Total liabilities	9,956	11,279

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2013 and 2012 comprised the following:

	December 31,
	2013	2012
Ruble current accounts	5,900	7,401
Ruble deposit accounts	14,215	3,550
U.S. Dollar current accounts	1,336	1,261
U.S. Dollar deposit accounts	7,503	1,519
Euro current accounts	395	5,061
Euro deposit accounts	136	—
Hryvna current accounts	87	266
Hryvna deposit accounts	276	2,343
Uzbek som current accounts	—	363
Turkmenian manat current accounts	697	175
Armenian dram current accounts	67	75

Total cash and cash equivalents	30,612	22,014

6. SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2013 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	4.2 - 14.0%	February 2014 - July 2014	5,377
Deposits at MTS Bank (related party) (Note 22)	8.7%	June 2014	5,081
Mutual investment fund "Reservnyi", managed by "DIK" (related parties) (Note 22)	—	Upon request	4,154
Other			21

Total short-term investments			14,633

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

6. SHORT-TERM INVESTMENTS (Continued)

        Short-term investments as of December 31, 2012 comprised the following:

Type of investment	Annual interest rate	Maturity date	Amount
Deposits	4.1 - 9.0%	January - June 2013	4,034

Total short-term investments			4,034

        The Group considers credit risk for short-term investments to be low.

7. TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2013 and 2012 comprised the following:

	December 31,
	2013	2012
Roaming	15,875	15,601
Subscribers	12,548	11,313
Interconnect	2,847	3,390
Dealers	2,127	2,457
Other	4,910	4,072
Allowance for doubtful accounts	(3,753)	(3,461)

Trade receivables, net	34,554	33,372

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Balance, beginning of the year	3,461	3,122	3,671
Allowance for doubtful accounts charge	3,366	2,257	2,941
Accounts receivable written off	(3,074)	(1,918)	(3,490)

Balance, end of the year	3,753	3,461	3,122

8. INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2013 and 2012 comprised the following:

	December 31,
	2013	2012
Handsets and accessories	7,436	7,230
SIM cards and prepaid phone cards	395	166
Spare parts for telecommunication equipment	305	715
Advertising and other materials	362	475

Total inventory and spare parts	8,498	8,586

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

8. INVENTORY AND SPARE PARTS (Continued)

        Other materials mainly consist of stationary, fuel and auxiliary materials.

        Obsolescence expense for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 660 million, RUB 759 million and RUB 827 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. Spare parts for base stations included in inventory are expected to be utilized within the twelve months following the statements of financial position date.

9. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2013 and 2012 was as follows:

		December 31,
	Useful lives, years
		2013	2012
Network, base station equipment and related leasehold improvements	5 - 17	445,857	391,737
Office equipment, computers and other	3 - 15	42,121	39,743
Buildings and related leasehold improvements (including leased assets of 28 and 26, respectively)	20 - 59	25,496	25,114
Vehicles (including leased assets of 942 and 991, respectively)	3 - 7	3,139	2,865

Property, plant and equipment, at cost (including leased assets of 970 and 1,017, respectively)		516,613	459,459
Accumulated depreciation (including leased assets of 793 and 557, respectively)		(293,389)	(242,886)
Construction in progress and equipment for installation		47,436	55,208

Property, plant and equipment, net		270,660	271,781

        Depreciation expense during the years ended December 31, 2013, 2012 and 2011 amounted to RUB 58,599 million, RUB 54,766 million and RUB 50,873 million, respectively.

        Depreciation of the assets recorded as capital leases amounted to RUB 276.1 million, RUB 287.8 million and RUB 280.4 million, respectively. Interest expense accrued on capital lease obligations for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 181.5 million, RUB 135.2 million and RUB 53.7 million.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

10. LICENSES (Continued)

        As of December 31, 2013 and 2012, the recorded values of the Group's telecommunication licenses were as follows:

	December 31,
	2013	2012
Armenia	5,982	5,580
Russia	291	274
Ukraine	123	1,499

Licenses, at cost	6,396	7,353
Accumulated amortization	(3,194)	(4,060)

Licenses, net	3,202	3,293

        Amortization expense for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 544 million, RUB 662 million and 1,142 million, respectively.

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2013, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. The weighted-average period until the next renewal of licenses in the Russian Federation is four years.

        License for the provision of telecommunication services in Ukraine was renewed in 2013 and is valid until 2026. License for the provision of telecommunication services in Armenia is valid until 2019. The license in Turkmenistan was suspended by the Turkmenistan Ministry of Communications in December 2010 which resulted in the cessation of the Group's operational activity in Turkmenistan. However, in July 2012, the Turkmenistan Ministry of Communications granted to the Group GSM and 3G licenses for a three-year term and the Group recommenced its operations in Turkmenistan. The license for the provision of telecommunication services in Uzbekistan was withdrawn in August 2012 (Note 4).

        Based on the cost of amortizable operating licenses existing at December 31, 2013 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2018 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2014	531
2015	531
2016	533
2017	531
2018	530
Thereafter	546

Total	3,202

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

10. LICENSES (Continued)

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

11. GOODWILL

        The change in the net carrying amount of goodwill for the years ended December 31, 2013 and 2012 by reportable segments was as follows:

	Russia	Ukraine	Uzbekistan(1)	Other	Total
Balance at January 1, 2012
Gross amount of goodwill	28,249	171	3,495	4,415	36,330
Accumulated impairment loss	(1,466)	—	—	—	(1,466)

	26,783	171	3,495	4,415	34,864

Acquisitions (Note 3)	1,502	—	—	—	1,502
Impairment loss (Note 4)	—	—	(3,523)	—	(3,523)
Currency translation adjustment	—	(9)	28	(434)	(415)

Balance at December 31, 2012
Gross amount of goodwill	29,751	162	3,523	3,981	37,417
Accumulated impairment loss	(1,466)	—	(3,523)	—	(4,989)

	28,285	162	—	3,981	32,428

Disposals	(23)	—	—	—	(23)
Currency translation adjustment	—	12	—	287	299

Balance at December 31, 2013
Gross amount of goodwill	29,728	174	—	4,268	34,170
Accumulated impairment loss	(1,466)	—	—	—	(1,466)

	28,262	174	—	4,268	32,704

(1)
The results of operations in Uzbekistan are reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income for all periods presented (Note 4). Uzbekistan does not represent a separate reportable segment and thus is included in "Other" category within the segment reporting note (Note 26).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

12. OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2013 and 2012 comprised the following:

		December 31, 2013			December 31, 2012
	Useful lives, years	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Billing and telecommunication software	1 to 20	55,738	(38,258)	17,480	51,160	(34,441)	16,719
Acquired customer base	4 to 31	8,757	(3,622)	5,135	8,987	(3,023)	5,964
Rights to use radio frequencies	1 to 15	9,850	(4,905)	4,945	9,563	(3,841)	5,722
Accounting software	1 to 5	4,330	(3,021)	1,309	3,692	(2,139)	1,553
Numbering capacity	2 to 15	3,623	(2,849)	774	3,614	(2,176)	1,438
Office software	1 to 10	9,309	(3,582)	5,727	5,050	(1,927)	3,123
Other	1 to 10	4,577	(1,916)	2,661	2,605	(447)	2,158

		96,184	(58,153)	38,031	84,671	(47,994)	36,677

Prepayments for intangible assets		392	—	392	1,050	—	1,050

Total other intangible assets		96,576	(58,153)	38,423	85,721	(47,994)	37,727

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

        On December 26, 2012, the State Duma passed a law on the portability of a cellphone number by a subscriber when changing service provider. In connection with this law the Group reclassified numbering capacity with indefinite useful lives in amount of RUB 1,298 million to numbering capacity with finite contractual lives and amortizes it over two years.

        Amortization expense for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 14,110 million, RUB 12,482 million and RUB 11,917 million, respectively. Based solely on the cost of amortizable intangible assets existing at December 31, 2013 the estimated future amortization expenses for the five years ending December 31, 2018 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2014	13,062
2015	9,640
2016	6,399
2017	3,743
2018	1,563
Thereafter	3,624

Total	38,031

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

12. OTHER INTANGIBLE ASSETS (Continued)

        Weighted-average amortization period for billing and telecommunication software acquired during the years ended December 31, 2013 and 2012 is four years.

13. INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2013 and 2012, the Group's investments in and advances to associates comprised the following:

	December 31,
	2013	2012
MTS Belarus—equity investment	5,013	5,019
MTS Bank—equity investment	5,476	—
MTS Bank—loan(1)	2,100	—
Business-Nedvizhimost—equity investment	410	—
Intellect Telecom—equity investment	163	287
Stream—equity investment	231	226

Total investments in and advances to associates	13,393	5,532

(1)
The loan was reclassified to investments in and advances to associates upon MTS Bank recognition as the Group's associate in 2013.

        Intellect Telecom—In November 2010, MGTS acquired a 43.8% interest in Intellect Telecom from one of the subsidiaries of Sistema for $12.4 million (RUB 378.5 million at the date of transaction). Intellect Telecom is a research and development innovation center in the field of telecommunications. In March 2011, MGTS acquired a further 6.14% interest in Intellect Telecom in exchange for building of a business center in Moscow City with net book value of $0.8 million (RUB 23.9 million at the date of transaction), thus increasing its share in Intellect Telecom to 49.95%.

        Stream—After loss of control over the subsidiary in May 2012, the Group deconsolidated Stream and accounted for the investment using the equity method of accounting (Note 3).

        Business-Nedvizhimost—In September 2013, MGTS, the Group's subsidiary, spun off Business-Nedvizhimost CJSC from its wholly-owned subsidiary MGTS-Nedvizhimost and, in December 2013, sold a 51% stake in Business-Nedvizhimost to Sistema. After the loss of control over the subsidiary, the Group deconsolidated Business-Nedvizhimost and accounted for the investment using the equity method of accounting.

        MTS Bank—In April 2013, the Group acquired a 25.1% stake in Open Joint Stock Company "MTS Bank" ("MTS Bank") through the purchase of MTS Bank's additional share issuance for RUB 5,089 million. As a result of the transaction, the Group's effective ownership in MTS Bank increased to 26.3%, as MTS OJSC previously owned an interest of 1.7% (such original interest decreased to 1.2% due to additional share issuance) in MTS Bank through its subsidiary MGTS. In September 2012, the Group provided a 10-year subordinated loan to MTS Bank in the amount of RUB 2,100 million at 8.8% p.a.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

13. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

        The financial position and results of operations of MTS Bank as of and for the year ended December 31, 2013 (since acquisition) were as follows:

2013
Total assets	224,446
Total liabilities	(201,077)
Noncontrolling interest	(1,924)
Total interest income	(18,266)
Total interest expense	7,737
Operating profit	(1,036)
Net income	(868)

        Summarized financial position and results of operations of other equity method investees as of and for the year ended December 31, 2013 were as follows:

	MTS Belarus	Intellect Telecom	Stream	Business- Nedvizhimost (since deconsolidation)
Total current assets	5,867	140	485	313
Total non-current assets	6,539	483	214	749

Total assets	12,406	623	699	1,062
Total current liabilities	(3,161)	(267)	(206)	(181)
Total non-current liabilities	—	(14)	—	(50)

Total liabilities	(3,161)	(281)	(206)	(231)
Revenue	(14,310)	(357)	(738)	(13)
Gross profit	(10,271)	(66)	(253)	(8)
Net (income) / loss	(4,649)	81	(9)	(5)

        Summarized financial position and results of operations of equity method investees as of and for the year ended December 31, 2012 were as follows:

	MTS Belarus	Intellect Telecom	Stream (since deconsolidation)
Total current assets	4,229	89	381
Total non-current assets	6,517	484	265

Total assets	10,746	573	646
Total current liabilities	(1,629)	(141)	(154)
Total non-current liabilities	—	(9)	—

Total liabilities	(1,629)	(150)	(154)
Revenue	(11,197)	(182)	(60)
Gross (profit) / loss	(8,055)	45	84
Net (income) / loss	(2,109)	159	188

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

13. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

        The Group's share in the total earnings or losses of associates was included in other income in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2013, 2012 and 2011 this share of earnings amounted to income of RUB 2,472 million, RUB 869 million and RUB 1,430 million, respectively.

14. OTHER INVESTMENTS

        As of December 31, 2013 and 2012, the Group's other investments comprised the following:

			December 31,
	Annual interest rate	Maturity date
			2013	2012
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche	6%	2015	2,946	2,734
Loan receivable from MTS Bank (related party) (Note 22)(1)	—	—	—	2,100
Loan Participation Notes EMIS BV	6%	2015	699	—
Promissory notes of Sistema (Note 22)	0.0%	2017	618	618
Investments in ordinary shares (related parties) (Note 22)	—	—	125	306
Other	—	—	4	56

Total other investments			4,392	5,814

(1)
Reclassified to Investments in and advances to associates upon MTS Bank recognition as the Group's associate in 2013.

        The Group does not discount promissory notes and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

        In December 2010, the Group granted a $90.0 million (RUB 2,777 million at the date of transaction) loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the remaining 20% stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise (Note 26). Interest accrued on the loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 172.7 million, RUB 174.1 million and RUB 120.5 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. The fair value of the loan approximates its carrying value due to the marketable interest rate.

        In August 2013, the Group invested $21.3 million (RUB 703 million at the date of transaction) in Loan Participation Notes issued by EMIS BV (effective issuer—Renaissance Capital). The Notes bear an interest of 6% per annum and are due in 2015. The Notes are classified as held to maturity and carried at amortized cost. The fair value of the notes approximates their carrying value due to the marketable interest rate.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

14. OTHER INVESTMENTS (Continued)

        The Group considers credit risk for other investments in loan receivable and notes to be low.

15. BORROWINGS

        Notes—As of December 31, 2013 and 2012, the Group's notes consisted of the following:

			December 31,
		Interest rate
	Currency		2013	2012
MTS International Notes due 2020 (Note 2)	USD	8.625%	24,547	22,779
MTS International Notes due 2023 (Note 2)	USD	5.00%	16,365	—
MTS OJSC Notes due 2020	RUB	8.15%	15,000	15,000
MTS OJSC Notes due 2014	RUB	7.60%	13,619	13,619
MTS OJSC Notes due 2017	RUB	8.70%	10,000	10,000
MTS OJSC Notes due 2023	RUB	8.25%	10,000	—
MTS OJSC Notes due 2015	RUB	7.75%	7,537	7,537
MTS OJSC Notes due 2018	RUB	7.50%	3,844	9,610
MTS OJSC Notes due 2016	RUB	8.75%	1,788	1,788
MTS OJSC Notes due 2015 (A series)	RUB	10.00%	12	—
MTS OJSC Notes due 2016 (B series)	RUB	8.00%	12	—
MTS OJSC Notes due 2022 (V series)	RUB	5.00%	12	—
MTS OJSC Notes due 2013	RUB	7.00%	—	429
Plus: unamortized premium			8	14

Total notes			102,744	80,776
Less: current portion			(17,462)	(10,039)

Total notes, long-term			85,282	70,737

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2018	December 2014
MTS OJSC Notes due 2020	November 2015
MTS OJSC Notes due 2023	March 2018

        The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2014 (MTS OJSC Notes due 2018), in 2015 (MTS OJSC Notes due 2020) and in 2018 (MTS OJSC Notes due 2023) in the aggregated maturities schedule as these are the reporting periods when the noteholders will have the unilateral right to demand repurchase.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. BORROWINGS (Continued)

        In June 2013, the Group changed the coupon rate for MTS OJSC Notes due 2018 from 8.00% to 7.00%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2018 at the request of eligible noteholders in the amount of RUB 1,875 million.

        In December 2013, the Group changed the coupon rate for MTS OJSC Notes due 2018 from 7.00% to 7.50%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2018 at the request of eligible noteholders in the amount of RUB 3,891 million.

        The fair values of notes based on the market quotes as of December 31, 2013 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Irish stock exchange	118.60	29,113
MTS International Notes due 2023	Irish stock exchange	93.75	15,342
MTS OJSC Notes due 2020	Moscow Exchange	100.70	15,105
MTS OJSC Notes due 2014	Moscow Exchange	100.15	13,639
MTS OJSC Notes due 2017	Moscow Exchange	101.47	10,147
MTS OJSC Notes due 2023	Moscow Exchange	101.00	10,100
MTS OJSC Notes due 2015	Moscow Exchange	100.14	7,557
MTS OJSC Notes due 2018	Moscow Exchange	100.30	3,855
MTS OJSC Notes due 2016	Moscow Exchange	101.25	1,810

Total notes			106,668

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. BORROWINGS (Continued)

        Bank loans and other debt—As of December 31, 2013 and 2012, the Group's loans from banks and financial institutions consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2013)
	Maturity		2013	2012
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2013 - 2020	LIBOR +1.15% (1.50%)	26,132	28,040
Skandinavska Enskilda Banken AB	2013 - 2017	LIBOR +0.23% - 1.8% (0.57% - 2.15%)	4,238	5,072
HSBC Bank plc and ING BHF Bank AG	2013 - 2014	LIBOR +0.3% (0.65%)	394	965
Citibank International plc and ING Bank N.V.	2013	LIBOR +0.43% (0.77%)	—	574
HSBC Bank plc, ING Bank and Bayerische Landesbank	2013	LIBOR +0.3% (0.65%)	—	800
Commerzbank AG, ING Bank AG and HSBC Bank plc	2013	LIBOR +0.3% (0.65%)	—	659
ABN AMRO Bank N.V.	2013	LIBOR +0.35% (0.70%)	—	191
Other	2013 - 2014	Various	258	91

			31,022	36,392
EUR-denominated:
Bank of China	2013 - 2016	EURIBOR + 1.95% (2.34%)	2,435	2,905
Credit Agricole Corporate Bank and BNP Paribas	2013 - 2018	EURIBOR + 1.65% (2.04%)	1,557	1,671
LBBW	2013 - 2017	EURIBOR + 0.75% (1.14%)	839	938
ABN AMRO Bank N.V.	2013	EURIBOR + 0.35% (0.74%)	—	139
Other	2013	Various	—	62

			4,831	5,715
RUB-denominated:
Sberbank(1)	2020	8.45%	80,000	100,000
Bank of Moscow	2013	8.25%	—	4,000
Notes in REPO	2013	6.13%	—	4,485
Other	2013 - 2023	Various	395	525

			80,395	109,010
AMD-denominated:
ASHIB	2014	13.45%	108	—

			108	—
Total bank loans and other debt			116,356	151,117
Less: current portion			(7,564)	(17,422)

Total bank loans and other debt, long-term			108,792	133,695

(1)
In December 2010, the Group entered into two Sberbank non-revolving credit line facilities in the amount of RUB 60 billion and RUB 40 billion respectively. In July 2013, the Group repaid RUB 20 billion of the RUB 40 billion credit facility. In December 2013, the tenor of the credit agreements was increased from December 2017 until March 2020, while the annual interest rate on both lines was lowered from 8.50% to 8.45%. The interest rate for the period starting from October 23, 2013 till December 31, 2014 also depends on the volume of turnover in the bank accounts of certain entities of the Group. In case the average volume falls below a certain limit, the interest rate is increased by 1% to 9.45%.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. BORROWINGS (Continued)

  In addition, Sberbank is entitled to voluntarily revise the interest rate on the lines as a result of and proportionate to the change in the refinancing rate set by the Central Bank of Russia.

          Borrowing costs and interest capitalized—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to prepare them for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 1,942 million, RUB 1,792 million and RUB 1,497 million, respectively, and were recorded as additions to the cost of network and base station equipment within property, plant and equipment in the consolidated statements of financial position. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method.

          Interest expense, net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2013, 2012 and 2011 was RUB 14,714 million, RUB 16,721 million and RUB 18,494, respectively.

          Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, create liens, dispose assets, sell or transfer lease properties, enter into loan transactions with affiliates, delist notes, delay coupon payments, merge or consolidate with another entity or convey its properties and assets to another entity, sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas, or be subject to a judgment requiring payment of money in excess of $10 million (RUB 327 million as of the reporting date), which continue unsatisfied for more than 60 days without being appealed, discharged or waived or the execution thereof stayed.

          The Group is also required to comply with certain financial ratios, maintain ownership in certain subsidiaries and to take all commercially reasonable steps necessary to maintain the rating of the notes assigned by Moody's and Standard & Poor's.

          Also, the noteholders of MTS International Notes due 2020 and MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest, if the Group experiences a change in control.

          If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders can accelerate the debt to be immediately due and payable.

          The Group was in compliance with all existing notes and bank loan covenants as of December 31, 2013.

          As of December 31, 2013, the Group did not have any pledged assets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. BORROWINGS (Continued)

          Available credit facilities—As of December 31, 2013, the Group's total available unused credit facilities amounted to RUB 5 billion and related to the following credit lines:

	Maturity	Interest rate	Available till	Available amount
ING Bank Eurasia	2014	MosPrime / LIBOR / EURIBOR + 1.50%	July 2014	2,500
Rosbank	2014	MosPrime + 0.75%	July 2014	2,500

Total				5,000

          In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

          The following table presents the aggregated scheduled maturities of principal on notes and bank loans outstanding for the five years ending December 31, 2018 and thereafter:

	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2014	17,462	7,564
2015	22,558	11,669
2016	1,800	26,590
2017	10,000	20,264
2018	10,000	19,420
Thereafter	40,924	30,849

Total	102,744	116,356

  16. ASSET RETIREMENT OBLIGATIONS

          As of December 31, 2013 and 2012, the estimated present value of the Group's asset retirement obligations and change in liabilities were as follows:

	2013	2012
Balance, beginning of the year	2,763	2,245
Liabilities incurred in the current period	303	264
Accretion expense	97	293
Revisions in estimated cash flows	(453)	(15)
Currency translation adjustment	33	(24)

Balance, end of the year	2,743	2,763

          Revisions in estimated cash flows are attributable to the change in the estimated inflation rate and cost of dismantling of assets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. DEFERRED CONNECTION FEES

        Deferred connection fees for the years ended December 31, 2013 and 2012, were as follows:

	2013	2012
Balance, beginning of the year	3,817	3,931
Payments received and deferred during the year	1,714	1,914
Amounts amortized and recognized as revenue during the year	(1,921)	(2,287)
Currency translation adjustment	39	259

Balance, end of the year	3,649	3,817
Less: current portion	(1,604)	(1,463)

Non-current portion	2,045	2,354

        The Group defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

18. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Cash flow hedging

        In 2009, 2008 and 2007, the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2013 mature in 2014-2015.

        In aggregate the Group entered into interest rate swap agreements designated to manage the exposure of changes in variable interest rate relate to 1.1% of the Group's USD- and Euro- denominated bank loans outstanding as of December 31, 2013.

        In addition to the above, the Group has also entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of both principal and interest payments from RUB-denominated amounts to USD- and Euro- denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2019-2020.

        The Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in variable interest rate and currency exchange rate for 33.5% of its USD- and Euro- denominated bank loans outstanding as of December 31, 2013.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

18. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the fair value of the Group's derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2013 and 2012.

		December 31,
	Statements of financial position location	2013	2012
Asset derivatives
Cross-currency interest rate swaps	Other non-current assets	1,825	94
Interest rate swaps	Other non-current assets	12	41

Total		1,837	135

Liability derivatives
Interest rate swaps	Other long-term liabilities	(389)	(386)
Interest rate swaps	Other payables	(32)	(17)

Total		(421)	(403)

        The following table presents the effect of the Group's derivative instruments designated as hedges in the consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2012 and 2011. The amounts presented include the ineffective portion of derivative instruments and the amounts reclassified into earnings from accumulated other comprehensive income.

		Years ended December 31,
	Location of loss recognized	2013	2012	2011
Interest rate swaps	Interest expense	(184)	(429)	(398)
Cross-currency interest rate swaps	Currency exchange and transaction loss	(777)	(235)	(120)

Total		(961)	(664)	(518)

        The following table presents the amount of ineffective portion of Group's derivative instruments designated as hedges in the consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2012 and 2011.

		Years ended December 31,
	Location of gain / (loss) recognized	2013	2012	2011
Interest rate swaps	Interest (expense) / income	(28)	(183)	233
Cross-currency interest rate swaps	Currency exchange and transaction gain	—	—	55

Total		(28)	(183)	288

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

18. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        In May 2013, the Group repaid the full amount due under the HSBC bank credit facility granted to MTS OJSC in 2004 with an original maturity in November 2013. The voluntary prepayment of principal and interest in the amount of RUB 102 million ($3.2 million) resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        In May 2013, the Group repaid the full amount due under the Citibank credit facility granted to MTS OJSC in 2005 with an original maturity in May 2014. The voluntary prepayment of principal and interest in the amount of RUB 686 million ($21.8 million) resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        In April 2013, the Group repaid the full amount due under the HSBC bank credit facility granted to MTS OJSC in 2004 with an original maturity in October 2013. The voluntary prepayment of principal and interest of RUB 132 million ($4.2 million) resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        In March 2013, the Group repaid the full amount due under the HSBC bank credit facility granted to MTS OSJC in 2004 with an original maturity in September 2013. The voluntary prepayment of principal and interest in the amount of RUB 276 million ($8.9 million) resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        In February 2011, the Group repaid the full amount due under the Barclays bank credit facility granted to MTS OJSC in 2005 with an original maturity in 2014. The voluntary prepayment of principal and interest in the amount of RUB 1,373 million ($46.3 million) resulted in an immediate termination of the hedging relationship between designated interest rate swap agreements and the credit facility.

        After the termination of hedging relationships any amounts accumulated in other comprehensive income and associated with the prepaid debt have been reclassified into earnings, going forward those derivatives are marked to market through earnings.

        The following table presents the amount of accumulated other comprehensive loss reclassified into earnings during the years ended December 31, 2013, 2012 and 2011 due to termination of hedging relationships.

		Years ended December 31,
	Location of (loss) recognized	2013	2012	2011
Interest rate swaps	Interest expense	(33)	—	(58)

Total		(33)	—	(58)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

18. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the effect of the Group's interest rate swap agreements designated as hedges in accumulated other comprehensive income for the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Accumulated derivatives income / (loss), beginning of the year, net of tax of 4 and (60) and (113), respectively	21	(241)	(453)
Fair value adjustments on hedging derivatives, net of tax of 138 and (29) and (9), respectively	691	(204)	(100)
Amounts reclassified into earnings during the period, net of tax of 151 and 93 and 62, respectively	755	466	312

Accumulated derivatives income / (loss), end of the year, net of tax of 293 and 4 and (60), respectively	1,467	21	(241)

        As of December 31, 2013, the outstanding hedging instruments were highly effective. Approximately RUB 322 million of net loss is expected to be reclassified into net income during the next twelve months.

        Cash inflows and outflows related to hedging instruments were included in cash flows from operating and financing activities in the consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011.

Non-designated derivative instruments

        Foreign currency options—In 2010 and 2009, the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements, the Group had a combination of put and call option rights to acquire $330.0 million (RUB 10,022 million) at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements matured in 2012.

        The following table presents the effect of the Group's derivative instruments not designated as hedges on the consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2012 and 2011.

		Years ended December 31,
	Location of gain / (loss) recognized	2013	2012	2011
Foreign currency options	Currency exchange and transaction (loss) / gain	—	(4)	96

Total		—	(4)	96

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

18. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

  Fair value of derivative instruments

        The Group measured assets and liabilities associated with derivative agreements at fair value Level 2 on a recurring basis. There were no assets and liabilities associated with derivative agreements measured at fair value Level 1 and Level 3 as of December 31, 2013 and 2012 (Note 2 and 19).

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements as of December 31, 2013 and 2012:

	Significant other observable inputs (Level 2) as of December 31, 2013	Significant other observable inputs (Level 2) as of December 31, 2012
Assets
Interest rate swap agreements	12	41
Cross-currency interest rate swap agreements	1,825	95
Liabilities
Interest rate swap agreements	(421)	(403)

19. FAIR VALUE MEASUREMENTS

        According to U.S. GAAP requirements the Group records derivative instruments, redeemable noncontrolling interest, contingent consideration and investment in a mutual investment fund at fair value on a recurring basis.

        The following tables summarize those assets and liabilities measured at fair value on a recurring basis:

	Significant observable inputs (Level 1) as of December 31, 2013	Significant other observable inputs (Level 2) as of December 31, 2013	Significant unobservable inputs (Level 3) as of December 31, 2013
Assets
Mutual investment fund "Reservnyi" (Note 6 and 22)	4,154	—	—
Derivative instruments (Note 18)	—	1,837	—
Liabilities
Derivative instruments (Note 18)	—	(421)	—
Contingent consideration	—	—	(11)
Redeemable noncontrolling interest (Note 24)	—	—	(2,932)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

19. FAIR VALUE MEASUREMENTS (Continued)

	Significant other observable inputs (Level 2) as of December 31, 2012	Significant unobservable inputs (Level 3) as of December 31, 2012
Assets
Derivative instruments (Note 18)	136	—
Liabilities
Derivative instruments (Note 18)	(403)	—
Contingent consideration	—	(277)
Redeemable noncontrolling interest (Note 24)	—	(2,298)

        Changes in the Group's net assets and earnings resulted from fair value measurements of Level 3 assets and liabilities were not significant for the years ended December 31, 2013 and 2012. There were no realized and unrealized gains and losses on Level 3 assets and liabilities for the years ended December 31, 2013 and 2012.

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

        The most significant quantitative inputs used to measure the fair value of redeemable noncontrolling interest as of December 31, 2013 and 2012 are presented in the table below:

	December 31,
Unobservable inputs	2013	2012
Discount rate	12%	12%
Revenue growth rate	0.7% - 1.2% (av. 0.9%)	0.5% - 1.0% (av. 0.7%)
OIBDA margin	49.4% - 50.7% (av. 49.8%)	44.0% - 45.5% (av. 44.6%)

        There were no transfers between levels within the hierarchy for the years ended December 31, 2013 and 2012.

        In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Group records assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. No impairment charges were recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2013. The losses recognized on assets measured at fair value on a nonrecurring basis for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

19. FAIR VALUE MEASUREMENTS (Continued)

the year ended December 31, 2012 are summarized below. In 2013, these losses were assigned to discontinued operations (Note 4):

2012
Property, Plant and Equipment	8,438
Licenses	2,709
Rights to use radio frequencies	2,523
Numbering capacity	1,190
Software and other intangible assets	1,654
Goodwill	3,523

Total	20,037

        As of December 31, 2012, the fair value of the impaired property, plant and equipment, other intangible assets, licenses and goodwill amounted to RUB 7,782 million, RUB 1,558 million, nil and nil, respectively.

        The Group used a probability-weighted valuation technique to determine the fair value of the long-lived assets. The fair value of long-lived assets was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance). In calculation of future cash flows for the assessment of the fair value of long-lived assets the Group used forecasts of Uzbekistan telecommunication market and Uzdunrobita's position on that market. The forecasts were based on all available internal and external information, including growth projections and industry experts' estimates.

        The carrying amounts of cash and cash equivalents; short-term investments; accounts receivable; accounts payable and accrued expenses approximate their fair values because of the relatively short-term maturities of these financial instruments.

        The fair value of notes payable is estimated based on quoted prices for those instruments ("Level 1" of the hierarchy established by the U.S. GAAP guidance). As of December 31, 2013 and 2012, the fair value of notes payable, including the current portion, amounted to RUB 106,668 million and RUB 86,657 million, respectively.

        The fair value of bank loans and other debt is estimated using discounted cash flows and market-based expectations for interest rates, credit risk and the contractual terms of the debt instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance). As of December 31, 2013 and 2012, the fair value of bank loans and other debt, including the current portion, approximates their carrying value and amounted to RUB 116,356 million and RUB 151,323 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

20. ACCRUED LIABILITIES

	December 31,
	2013	2012
Accruals for services	9,911	9,963
Accruals for taxes	8,355	6,546
Accrued payroll and vacation	7,247	6,928
Interest payable on debt	1,792	1,582
Accruals for payments to social funds	369	419

Total accrued liabilities	27,674	25,438

21. INCOME TAX

        Provision for income taxes for the years ended December 31, 2013, 2012 and 2011 was as follows:

	Years ended December 31,
	2013	2012	2011
Income from continuing operations before provision for income taxes
Russia	77,502	71,626	53,164
Other jurisdictions	19,186	11,216	6,495

Total income from continuing operations before provision for income taxes	96,688	82,842	59,659

Current income tax expense
Russia	7,557	13,790	13,471
Other jurisdictions	2,405	2,304	1,559

Total current income tax expense	9,962	16,094	15,030

Deferred income tax expense
Russia	8,487	2,312	133
Other jurisdictions	1,184	978	363

Total deferred income tax expense	9,671	3,290	496

Total provision for income taxes	19,633	19,384	15,526

        The statutory income tax rates in jurisdictions in which the Group operates for the fiscal years of 2013, 2012 and 2011 were as follows: Russia, Armenia—20.0%, Turkmenistan—8.0%. During the years ended December 31, 2013, 2012 and 2011 the Ukraine tax rate was 19.0%, 21.0% and 23.0%, respectively. For the year ended December 31, 2014 the Ukraine tax rate is 18.0% and it is expected to decrease to 17.0% and 16.0% for the years ended December 31, 2015 and 2016, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. INCOME TAX (Continued)

        The Russia statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2013, 2012 and 2011 was as follows:

	2013	2012	2011
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
(Income) / expenses not liable for tax purposes	(0.5)	2.0	2.9
Change in unrecognized tax benefits	—	(0.5)	(0.2)
Settlements with tax authorities	(0.3)	0.4	(0.5)
Earnings distribution from subsidiaries	1.8	1.5	3.0
Effect of change in tax rate in Ukraine	(0.1)	0.2	0.8
Loss carryforward utilisation	—	(0.3)
Different tax rate of foreign subsidiaries	(0.5)	—	—
Other	(0.1)	0.1	—

Effective income tax rate	20.3%	23.4%	26.0%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Assets / (liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	1,229	2,948
Deferred connection fees	1,115	1,143
Accrued expenses for services	6,291	4,825
Inventory obsolescence	265	683
Loss carryforward	5,880	6,689
Impairment of long-lived assets	—	1,067
Other	1,242	1,067
Valuation allowance	(5,504)	(4,952)

Total deferred tax assets	10,518	13,470

Deferred tax liabilities
Licenses acquired	(774)	(786)
Depreciation of property, plant and equipment	(12,735)	(7,273)
Customer base	(1,027)	(1,133)
Other intangible assets	(2,995)	(1,695)
Debt issuance cost	(405)	(519)
Potential distributions from / to Group's subsidiaries / associates	(4,553)	(3,403)
Other	(436)	(147)

Total deferred tax liabilities	(22,925)	(14,956)

Net deferred tax (liability) / asset	(12,407)	(1,486)

Net deferred tax asset, current	7,933	6,998
Net deferred tax asset, non-current	862	2,186
Net deferred tax liability, long-term	(21,202)	(10,670)

        The Group has the following significant balances for income tax losses carryforward and related operating losses as of December 31, 2013 and 2012:

		December 31,
		2013		2012
Jurisdiction	Period for carry-forward	Operating losses	Tax losses	Operating losses	Tax losses
Luxembourg (MGTS Finance S.A.)	Unlimited	14,064	4,101	13,053	3,789
Russia (Comstar-Regions and other)	2014-2023	8,897	1,779	14,499	2,900

Total		22,961	5,880	27,552	6,689

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. INCOME TAX (Continued)

        Management established the following valuation allowances against deferred tax assets where it was more likely than not that some portion of such deferred tax assets will not be realized:

	December 31,
Valuation allowances	2013	2012
Sale of investment in Svyazinvest	2,160	2,089
Operating loss in Luxemburg (MGTS Finance S.A.)	3,086	2,863
Other	258	—

Total	5,504	4,952

        The following table summarizes the changes in the allowance against deferred tax assets for the years ended December 31, 2013, 2012 and 2011:

	Balance, beginning of the period	Charged to costs and expenses	Impact of foreign currency translation adjustments	Balance, end of the period
Year ended December 31, 2013	4,952	258	294	5,504
Year ended December 31, 2012	5,250	—	(298)	4,952
Year ended December 31, 2011	5,059	—	191	5,250

        For the remaining balances for income tax losses carryforward realization is dependent on generating sufficient taxable income prior to expiration of the losses carryforward. Although realization is not assured, management believes that it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        As of December 31, 2013 and 2012, the Group recognized deferred income tax liabilities of RUB 2,511 million and RUB 1,653 million, respectively, for income taxes on future dividend distributions from foreign subsidiaries (MTS Ukraine and K-Telecom) which are based on RUB 36,245 million and RUB 34,420 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated.

        As of December 31, 2013, 2012 and 2011, the Group included accruals for uncertain tax positions in the amount of RUB 518 million, RUB 321 million and RUB 526 million, respectively, as a component of income tax payable.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. INCOME TAX (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
Balance, beginning of the year	321	526	426
Additions based on tax position related to the current year	366	—	268
Additions based on tax positions related to prior years	1	66	78
Additions based on tax of acquired entities	—	10	151
Reduction in tax positions related to prior years	(170)	(220)	(152)
Settlements with tax authorities	—	(61)	(245)

Balance, end of the year	518	321	526

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2013, 2012 and 2011 amounted to a reversal of RUB 53 million, a reversal of RUB 36 million and a charge of RUB 2 million, respectively, and were included in income tax expense in the accompanying consolidated statements of operations and comprehensive income. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totaled RUB 97 million and RUB 150 million as of December 31, 2013 and 2012, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

22. RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and associated companies.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. RELATED PARTIES (Continued)

        As of December 31, 2013 and 2012, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2013	2012
Accounts receivable:
Sitronics N, a subsidiary of Sistema	337	74
MTS Belarus, an associated company of the Group	304	25
MTS Bank, an associated company of the Group	128	137
Stream, an associated company of the Group	59	—
NVision Group, subsidiaries of Sistema	33	66
Other related parties	104	34

Total accounts receivable, related parties	965	336

Accounts payable:
NVision Group, subsidiaries of Sistema	1,605	1,230
MTS Bank, an associated company of the Group	697	364
Maxima, a subsidiary of Sistema	307	304
MTS Belarus, an associated company of the Group	208	34
Smart Cards Group, subsidiaries of Sistema	201	178
Other related parties	297	228

Total accounts payable, related parties	3,315	2,338

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

        As of December 31, 2013 and 2012, advances given to related parties were as follows:

	December 31,
	2013	2012
Advances for property, plant and equipment:
NVision Group, subsidiaries of Sistema	352	1,024
Other related parties	15	—

Total advances for property, plant and equipment	367	1,024

Advances for intangible assets:
NVision Group, subsidiaries of Sistema	144	191
Geoinformatika, a subsidiary of Sistema	88	88

Total advances for intangible assets	232	279

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. RELATED PARTIES (Continued)

Operating transactions:

        For the years ended December 31, 2013, 2012 and 2011, operating transactions with related parties were as follows:

	Years ended December 31,
	2013	2012	2011
Revenues from related parties:
MTS Bank, an associated company of the Group (mobile, call center services, commission for bank cards distribution)	378	88	19
Sitronics N, a subsidiary of Sistema (construction of fiber optic link)	288	26	46
MTS Belarus, an associated company of the Group (roaming and interconnection services)	149	209	192
NVision Group, subsidiaries of Sistema (fixed line services)	75	77	85
Jet Air Group, subsidiaries of Sistema (rent)	60	—	—
Medsi Group, subsidiaries of Sistema (mobile and call center services)	48	28	27
Other related parties	115	64	27

Total revenues from related parties	1,113	492	396

Operating expenses incurred on transactions with related parties:
Maxima, a subsidiary of Sistema (advertising)	1,757	1,902	2,407
NVision Group, a subsidiary of Sistema (IT consulting)	1,083	1,115	1,415
Stream, an associated company of the Group (content services)	711	—	—
MTS Bank, an associated company of the Group (commission related expenses)	413	55	83
AB Safety, a subsidiary of Sistema (security services)	354	344	296
Elavius, a subsidiary of Sistema (transportation services)	347	351	—
MTS Belarus, an associated company of the Group (roaming and interconnection services)	278	424	309
Other related parties	513	423	259

Total operating expenses incurred on transactions with related parties	5,456	4,614	4,769

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. RELATED PARTIES (Continued)

Investing and financing transactions:

        During the years ended December 31, 2013 and 2012 the Group made certain investments in and provided loans to related parties. Respective balances are summarized as follows:

	December 31,
	2013	2012
Loans to, promissory notes and investments in shares of related parties:
Short-term investments (Note 6)
Deposits at MTS Bank	5,081	101
Investment fund "Reservnyi", managed by "DIK", a subsidiary of Sistema	4,154	—

Total short-term investments in related parties	9,235	101

Other investments (Note 14)
Sistema, promissory notes	618	618
MTS Bank, an associated company of the Group (Note 13)	—	2,100	(1)

Total other investments to related parties	618	2,718

Investments in shares (Note 14)
Sistema Mass Media, a subsidiary of Sistema	117	117
MTS Bank, an associated company of the Group (Note 13)	—	159	(1)
Other	8	30

Total investments in shares of related parties	125	306

(1)
Reclassified to investments in and advances to associates upon MTS Bank recognition as the Group's associate in 2013.

        Open Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group has a number of loan agreements and also maintains certain bank accounts with MTS Bank, an associated company of the Group. As of December 31, 2013 and 2012, the Group's cash position at MTS Bank amounted to RUB 11,297 million and RUB 8,161 million, respectively, including short-term deposits in the amount of RUB 5,081 million and RUB 101 million, respectively. Interest accrued on loan receivable, the deposits and cash on current accounts for the years ended December 31, 2013, 2012 and 2011 amounted to RUB 742 million, RUB 172 million and RUB 445 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. Interest expense on the funds raised from MTS Bank for the year ended December 31, 2012 amounted to RUB 363 million and was included as a component of interest expense in the accompanying consolidated statements of operations and comprehensive income.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. RELATED PARTIES (Continued)

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of a loan principal and interest accrued to date under the agreement with Sistema-Hals (Note 14). The note is interest free and repayable in 2017. As of December 31, 2013 and 2012, the amount receivable of RUB 618 and RUB 618 million was included in other investments in the accompanying consolidated statements of financial position.

        Doveritelnaja Investizionnaja Kompanija ("DIK")—In April and May 2013, the Group invested RUB 4.0 billion in Investment fund "Reservnyi" managed by "DIK", a subsidiary of Sistema. As of December 31, 2013, unrealized gain in the amount of RUB 154 million was recognized as other comprehensive income in the accompanying consolidated statements of operations and comprehensive income.

        Investments in ordinary shares—As of December 31, 2013 and 2012, the Group had several investments in shares of subsidiaries and affiliates of Sistema totaling RUB 125 million and RUB 306 million, respectively, included in other investments in the accompanying consolidated statements of financial position. The main investment is 3.14% of Sistema Mass-Media, a subsidiary of Sistema.

        Smart Cards Group—During the years ended December 31, 2013, 2012 and 2011, the Group purchased from Smart Cards Group, subsidiaries of Sistema, SIM cards and prepaid phone cards for approximately RUB 765 million, RUB 842 million and RUB 2,336 million, respectively.

        NVision Group—During the years ended December 31, 2013, 2012 and 2011, the Group acquired from NVision Group, subsidiaries of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately RUB 13,394 million, RUB 12,898 million and RUB 14,783 million, respectively, and incurred expenses of RUB 1,083 million, RUB 1,115 million and RUB 1,415 million, respectively, under an IT consulting agreement.

        As of December 31, 2013 and 2012, the advances given to NVision Group amounted to RUB 496 million and RUB 1,215 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

23. STOCKHOLDERS' EQUITY

        Share capital—The Company's charter capital is represented of 2,066,413,562 ordinary shares of which 1,998,831,184 and 1,988,919,177 were outstanding as of December 31, 2013 and 2012, respectively. The total shares in treasury stock comprised 77,582,378 and 77,494,385 as of December 31, 2013 and 2012, respectively.

        Each ADS represents 2 ordinary shares. As of December 31, 2013, the Group repurchased 33,997,667 ADSs.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        Noncontrolling interest—The Group's equity was affected by changes in the respective subsidiaries' ownership interests as follows:

	Years ended December 31,
	2013	2012	2011
Net income attributable to the Group	79,839	29,642	42,315
Transfers from the noncontrolling interest
Decrease in own equity due to acquisition of noncontrolling interest in Comstar-UTS	—	—	(1,262)
Increase in own equity resulted from exchange of MTS shares for noncontrolling interest in Comstar-UTS	—	—	11,544
Increase in own equity due to exercise of the put option on Comstar-UTS shares	—	—	360
Decrease in own equity due to acquisition of noncontrolling interest in MGTS	—	—	(9,780)
Increase in own equity due to acquisition of own shares by MGTS	—	57	—
Increase of ownership in subsidiaries	—	—	(22)

Net transfers from the noncontrolling interest	—	57	840

Net income attributable to the Group and transfers from the noncontrolling interest	79,839	29,699	43,155

        Accumulated other comprehensive loss—The following table represents accumulated other comprehensive loss balance, net of tax(1), for the years ended December 31, 2013, 2012 and 2011:

	Currency translation adjustment	Unrealized (gains) / losses on derivatives	Unrecognized actuarial (gains) / losses	Accumulated other comprehensive (income) / loss
Balance at January 1, 2011	13,257	450	503	14,210
Recognized in other comprehensive income	(2,054)	(216)	(174)	(2,444)

Balance at December 31, 2011	11,203	234	329	11,766

Recognized in other comprehensive loss / (income)	2,021	(255)	144	1,910

Balance at December 31, 2012	13,224	(21)	473	13,676

Recognized in other comprehensive loss / (income)	2,975	(1,445)	(176)	1,354

Balance at December 31, 2013	16,199	(1,466)	297	15,030

(1)
Tax amounts on items in other comprehensive (income) / loss are not significant and therefore are not reported separately.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        The following table represents changes in the balances of accumulated other comprehensive loss by components for the year ended December 31, 2013:

	Currency translation adjustment		Unrealized (gains) / losses on derivatives	Unrecognized actuarial (gains) / losses	Accumulated other comprehensive (income) / loss
Balance at December 31, 2012	13,224		(21)	473	13,676
					—
Other comprehensive loss / (income)	6,657		(861)	—	5,796
Less: tax expense	—		172	—	172
Amounts reclassified to net income	(3,682	)(1)	(945)	(220)	(4,847)
Less: tax expense	—		189	44	233

Net other comprehensive loss / (income)	2,975		(1,445)	(176)	1,354

Balance as of December 31, 2013	16,199		(1,466)	297	15,030

(1)
The currency translation adjustment of RUB 3,682 million included as income from discontinued operations in consolidated statement of operations and comprehensive income.

        Dividends—In 2013, the Board of Directors approved a dividend policy, whereby the Group shall aim to make minimum dividend distribution payments to shareholders for the calendar years 2013-2015 in the amount equal to at least 75% of Free cash flow for the relevant financial period or, if greater, RUB 40.0 billion per year. Free cash flow is defined by cash flows from operating activities less cash paid (received) for acquisition or disposal of property, plant and equipment, intangible assets and other adjustments.

        The dividend can vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flows from operations, potential acquisition opportunities, as well as the Group's debt position.

        The Group may take decisions on dividend payout based not only on financial year-end results but also based on interim results for three, six or nine months of the fiscal year. Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2013, 2012 and 2011 that is distributable under Russian legislation totaled RUB 55,999 million (unaudited), RUB 42,949 million and RUB 54,129 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes the Group's declared cash dividends in the years ended December 31, 2013, 2012 and 2011:

	Years ended December 31,
	2013	2012	2011
Dividends declared (including dividends on treasury shares of 1,538 and 1,140 and 1,127, respectively)	40,956	30,397	30,046
Dividends, RUB per ADS	39.64	29.42	29.08
Dividends, RUB per share	19.82	14.71	14.54

        As of December 31, 2013 and 2012, dividends payable were RUB 57.0 million and RUB 70.0 million, respectively.

        MGTS' preferred stock—MGTS, a subsidiary of MTS, had 15,574,492 preferred shares outstanding at December 31, 2013 and 2012. In June 2012, the General shareholders' meeting of MGTS approved the reorganization of MGTS in a form of spin-off of MGTS-N JSC, a newly established wholly-owned subsidiary, and a merger of both MTS-P JSC, a subsidiary of MTS, and UTS-MGTS JSC with MGTS. In September 2012, the Group completed the MGTS' shares buyback related to this reorganization. A total of 82,891 common and 391,358 preferred shares of MGTS were repurchased for RUB 260.8 million.

        MGTS' preferred shares carry guaranteed non-cumulative dividend rights amounting to the higher of (a) 10% of MGTS' net profit as determined under Russian accounting regulations and (b) the dividends paid on common shares. No dividends may be declared on common shares before dividends on preferred shares are declared. If the preferred dividend is not paid in full in any year the preferred shares also obtain voting rights, which will lapse after the first payment of the dividend in full. Otherwise, preferred shares carry no voting rights except on resolutions regarding liquidation or reorganization of MGTS and changes / amendments to MGTS' charter restricting the rights of holders of preferred shares. Such resolutions require the approval of 75% of the preferred shareholders. In the event of liquidation, dividends to preferred shareholders that have been declared but not paid have priority over ordinary shareholders.

        In June 2013 and 2012, at MGTS' annual shareholders meeting the decision was made not to pay dividends on preferred shares for 2012 and 2011. Therefore the holders of preferred shares obtained voting rights.

        In May 2011, MGTS' annual shareholders meeting approved dividends on ordinary and preferred shares totaling RUB 18,961 million for 2010. As of December 31, 2013 and 2012, dividends payable were RUB 48.6 and RUB 63.8 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

24. REDEEMABLE NONCONTROLLING INTEREST

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement (Note 14) up to December 31, 2016. The call option can be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The noncontrolling interest was measured at fair value using a discounted cash flow technique and amounted to RUB 2,932 million and 2,298 million as of December 31, 2013 and 2012, respectively (Note 19). The fair value was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance).

25. GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2013, 2012 and 2011 comprised the following:

	Years ended December 31,
	2013	2012	2011
Salaries and social contributions	45,790	40,486	35,468
Rent	14,677	13,334	11,297
General and administrative	7,955	8,016	7,981
Taxes other than income	6,374	5,422	3,976
Repair and maintenance	6,217	6,364	5,715
Billing and data processing	2,035	1,726	1,761
Consulting expenses	1,569	1,689	1,964
Inventory obsolescence	660	759	827
Insurance	181	181	192

Total general and administrative expenses	85,458	77,977	69,181

26. SEGMENT INFORMATION

        In 2012, the Group aligned its business into three reportable segments of Russia, Ukraine and Uzbekistan based on the business activities in different geographical areas to effectively manage both the mobile and the fixed line operations as an integrated business. The Russian reportable segment arose due to the aggregation of two similar operating segments: MTS Russia and MGTS Russia.

        In 2013, the results of operations of Uzbekistan are reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income for all periods presented. The segment reporting for the years ended December 31, 2012 and 2011 was restated accordingly. The statement of financial position was not retrospectively restated and therefore as of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

December 31, 2012 captions of statement of financial position in the "Other" category include Uzbekistan.

        The Group provides a wide range of mobile and fixed line voice and data telecommunications services in Russia and Ukraine, including transmission, broadband, pay TV and various value-added services, i. e. both mobile and fixed line services to customers across multiple regions.

        The "Other" category does not constitute a reportable segment. It includes both the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Turkmenistan, and the headquarters.

        Other unallocated expenses such as interest (income) / expense, equity in net income of associates, other (income) / expenses and currency exchange and transaction loss / (gain) are shown for purposes of reconciling the Group's segment measure, net operating income, to the Group's consolidated total for each of the periods presented.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted in the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	Years ended December 31,
	2013	2012	2011
Net operating revenues from external customers:
Russia	352,930	336,771	310,759
Ukraine	37,665	36,118	32,466
Other	7,848	5,351	5,346

Total net operating revenues from external customers	398,443	378,240	348,571

Including revenue from mobile services	339,883	322,517	294,947
Including revenue from fixed line services	58,560	55,723	53,624
Intersegment operating revenues:
Russia	1,964	1,178	1,016
Ukraine	2,067	1,604	1,254
Other	1,281	1,030	588

Total intersegment operating revenues	5,312	3,812	2,858

Depreciation and amortization expense:
Russia	62,825	56,235	51,321
Ukraine	8,896	9,571	10,169
Other	1,589	2,104	2,441
Intercompany eliminations	(57)	—	1

Total depreciation and amortization expense	73,253	67,910	63,932

Operating income:
Russia	94,873	91,773	81,530
Ukraine	11,745	9,647	5,946
Other	(4,803)	(7,625)	(7,216)
Intercompany eliminations	(57)	(1)	35

Net operating income	101,758	93,794	80,295

Net operating income	101,758	93,794	80,295
Currency exchange and transaction loss / (gain)	5,473	(3,952)	4,403
Interest income	(2,793)	(2,588)	(1,850)
Interest expense	15,498	17,673	19,333
Equity in net income of associates	(2,472)	(869)	(1,430)
Other (income) / expense, net	(10,636)	688	180

Income from continuing operations before provision for income taxes and noncontrolling interest	96,688	82,842	59,659

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

	Years ended December 31,
	2013	2012
Additions to long-lived assets:
Russia	70,162	77,647
Ukraine	8,856	5,692
Other	1,849	3,742

Total additions to long-lived assets	80,867	87,081

	December 31,
	2013	2012
Long-lived assets(1):
Russia	308,336	301,343
Ukraine	24,107	22,994
Other	12,546	20,892

Total long-lived assets	344,989	345,229

Total assets:
Russia	431,257	391,560
Ukraine	38,586	38,060
Other	15,681	25,358

Total assets	485,524	454,978

(1)
Comprises property, plant and equipment, licenses, goodwill and other intangible assets.

27. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2013, the Group had executed purchase agreements of approximately RUB 34,728 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2068. Rental expenses under the operating leases of RUB 14,677 million, RUB 13,334 million and RUB 11,297 million for the years ended December 31, 2013, 2012 and 2011, respectively, are included in operating expenses in the accompanying consolidated statements of operations and comprehensive income. Rental expenses under the operating leases of RUB 7,583 million, RUB 7,207 million and RUB 6,720 million for the years ended December 31, 2013, 2012 and 2011, respectively, are included in cost of services in the accompanying consolidated statements of operations and comprehensive income.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments due under these leases for the five years ending December 31, 2018 and thereafter are as follows:

Payments due in the years ended December 31,
2014	4,684
2015	723
2016	356
2017	230
2018	198
Thereafter	1,371

Total	7,562

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

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2013, tax declarations of MTS OJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review.

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million in additional taxes, penalties and fines were payable by the Group. The resolution did not come into force as the Group prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied the Group's petition, decreasing the amount of additional taxes, penalties and fines payable by the Group by RUB 173.9 million. The Group filed an appeal for RUB 84.2 million of the remaining RUB 180.0 million with the Moscow Arbitrate Court. In August 2013, the Moscow Arbitrate Court issued a ruling to partly grant the Group's claim, which was subsequently confirmed by the Arbitrate Appeal Court in November 2013. However, the Group appealed the decision of the Arbitrate Appeal Court in the Federal Arbitrate Court of Moscow District, which issued a ruling to partly grant the Group's claim in March 2014. The Group is considering its further actions.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

        In June 2013, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2009, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 253.4 million in additional taxes, penalties and fines were payable by the Group. The claim was accrued in full amount in the consolidated financial statements for the year ended December 31, 2013 and final amounts due were paid in January 2014. In December 2013, the Group appealed the resolution of this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, the Group is considering appealing to the Moscow Arbitrate Court.

        The Group purchases supplemental software from foreign suppliers of telecommunications equipment in the ordinary course of business, which is subject to customs regulation. In addition pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to the Group's subscribers in the course of performing its marketing activities may be subject to transfer pricing rules. Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2013 and 2012, the provision accrued for taxes other than income tax and customs settlements amounted to RUB 2,278 million and RUB 804 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled RUB 615 million and RUB 471 million as of December 31, 2013 and 2012, respectively. However, the risk remains that the relevant tax and customs authorities could take differing positions with regard to interpretive issues and the effect could be significant.

        3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that the Group is required to (i) build a certain number of base stations that support 3G standards, (ii) have commenced providing services in Russia by a certain date, and (iii) build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2013 the Group is in compliance with these conditions.

        LTE license—In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, commencing from January 1, 2013, and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least RUB 15 billion annually toward the LTE roll-out until the network is fully deployed. Management believes that as of December 31, 2013 the Group is in compliance with these conditions.

        Bitel—In December 2005, MTS Finance acquired a 51.0% stake in Tarino Limited ("Tarino"), from Nomihold Securities Inc. ("Nomihold"), for RUB 4,322 million ($150.0 million at exchange rate for December 2005) in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC ("Bitel"), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

        Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares ("Option Shares"). The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was RUB 4,898 million ($170.0 million at exchange rate for December 2005).

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

        In January 2007, the Prosecutor General of Kyrgyzstan informed the Group that there were no grounds for involvement by the Prosecutor General's office in the dispute and that no legal basis existed for the Group to appeal the decision of the Kyrgyz Supreme Court. Consequently, the Group wrote off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in its annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of RUB 4,476 million ($170.0 million as of December 31, 2006) was recorded with an associated charge to non-operating expenses.

        In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for RUB 4,526 million ($170.0 million at exchange rate for November 2006) to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration ("LCIA") in order to compel MTS Finance to purchase the Option Shares. Nomihold sought specific performance of the put option, unspecified monetary damages, interest, and costs. In January 2011, LCIA made an award in favor of Nomihold satisfying Nomihold's specific performance request and ordered MTS Finance to pay to Nomihold the award ("Award") including RUB 5,115 million ($170.0 million at exchange rate for January 2011) for the Option Shares and RUB 178 million ($5.9 million at exchange rate for January 2011) in damages, bearing interest until Award is satisfied. In addition to the RUB 4,476 million ($170.0 million as of December 31, 2006) liability related to this case and accrued in the year ended December 31, 2006, the Group recorded an additional loss in the amount of RUB 224 million ($7.2 million at exchange rate for the year ended December 31, 2012), RUB 94 million ($3.2 million at exchange rate for the year ended December 31, 2011) and RUB 1,239 million ($40.8 million at exchange rate for the year ended December 31, 2010) in the consolidated financial statements for the years ended December 31, 2012, 2011, and 2010, respectively, representing damages, other costs and interest accrued on the awarded sums. The total liability accrued amounted to RUB 7,236 million ($221 million as of June 22, 2013).

        On January 26, 2011, Nomihold obtained a freezing order in respect of the Award from the English High Court of Justice which, in part, restricted MTS Finance from dissipating its assets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

Additionally, MTS Finance was granted permission to appeal the Award, but the Appeal Court imposed conditions upon the appeal. MTS Finance sought to have the conditions lifted, however, the Supreme Court of England upheld the decision of the Appeal Court.

        Further on February 1, 2011, Nomihold obtained an order of the Luxemburg District Court enforcing the Award in Luxembourg. This order was appealed by MTS Finance.

        As an issuer of RUB 11,201 million ($400.0 million as of January 28, 2005) Notes due 2012 pursuant to an Indenture dated January 28, 2005 (as amended) ("the Notes"), MTS Finance was due to redeem the principal of the Notes and pay the final coupon payment on January 30, 2012. However as a result of the freezing order, MTS OJSC applied to and obtained from the English Court an order authorizing both payments to be made by MTS OJSC rather than MTS Finance ("the Direct Payments"). The Direct Payments to noteholders by the trustee under the Indenture were made on or around January 28, 2012.

        The Direct Payments were made despite an obligation under an intercompany loan agreement dated January 28, 2005 between MTS OJSC and MTS Finance ("the Intercompany Loan Agreement") to process the payments through MTS Finance. However, because MTS Finance was subject to a freezing order and not capable of transferring funds to the trustee for distribution and because MTS OJSC owed obligations to the noteholders as guarantor under the Indenture, MTS OJSC made the Direct Payments to the noteholders pursuant to an order of the English Court.

        In relation to the obligations under the Intercompany Loan Agreement, MTS OJSC and MTS Finance have agreed to refer to arbitration under the Rules of LCIA the question of whether under the Intercompany Loan Agreement itself there remains an obligation to make any further payments to MTS Finance in light of the Direct Payments. On February 9, 2012, MTS OJSC received a request for arbitration from MTS Finance. The hearing took place at the end of January 2013.The award has clarified the rights between the parties under the Intercompany Loan Agreement. MTS OJSC was denying that any further payments were due under the Intercompany Loan Agreement. The arbitration was conducted under the Rules of LCIA.

        In March 2013, Nomihold obtained initial permission from the English Commercial Court to serve proceedings out of the jurisdiction on MTS. Nomihold purported that MTS was liable to compensate it for a number of allegedly tortious wrongs, relating in part to recent proceedings in an international arbitration tribunal constituted under the rules of LCIA between Nomihold and MTS Finance, in the total amount exceeding RUB 6,662 million ($215 million at exchange rate for March 2013). MTS denied any allegation of wrongdoing and considered the claims made by Nomihold without merit and inadmissible before the English courts.

        In addition, three Isle of Man companies affiliated with the Group (the "KFG Companies"), were named as defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received from Bitel by these three companies in the first quarter of 2005 in the amount of approximately RUB 776 million ($25.2 million at exchange rate for March 2013) plus compensatory damages, and to recover approximately RUB 114 million ($3.7 million at exchange rate for March 2013) in losses and accrued interest.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

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

        On June 30, 2011, the KFG Companies obtained from the Isle of Man court a general asset freezing injunction over the assets of Altimo and Altimo Holdings. The general freezing injunction against Altimo Holdings was replaced on November 30, 2011 by a specific freezing injunction over (i) Altimo Holding's interest in its Dutch subsidiary, Altimo Coöperatief U.A., and (ii) VimpelCom common shares worth RUB 15,661 million ($500 million as of November 30, 2011) (in April 2013 increased to RUB 28,197 million ($900 million at exchange rate for April 2013)) that Altimo Coöperatief U.A. has lodged with the Isle of Man court. The KFG Companies were proceeding with their counterclaims in the Isle of Man.

        In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited ("KMIC"), under the rules of LCIA, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the "Transfer Agreement"), concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited ("IPOC"), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to the acquisition of the KFG Companies by MTS Finance. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending conclusion of the Isle of Man proceedings.

        In June 2013, an agreement was reached between Altimo, Altimo Holdings, MTS OJSC, MTS Finance, Nomihold and other associated parties to settle all disputes that have arisen from investments in Bitel ("the Agreement"). The Agreement covers matters involving a number of parties and legal proceedings, including those in the Isle of Man, London, Luxembourg and other jurisdictions. Pursuant to the Agreement all proceedings between the parties and their associated parties have been discontinued and waived, and MTS OJSC received a total payment of RUB 4,909 million ($150 million at exchange rates at the dates of payments) ("Settlement Payment"). All parties made the necessary submissions to the respective courts and tribunals to document the settlement, which, among other actions, fully discharged any and all outstanding obligations under the Award rendered by LCIA against MTS Finance in January 2011, as well as settled the tripartite LCIA arbitration between MTS OJSC,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

MTS Finance and Nomihold and a tort action filed by Nomihold against MTS OJSC in the English Courts.

        The Group released provision of RUB 7,236 million ($221 million), comprising RUB 5,566 million ($170 million) set by LCIA to exercise the put option for acquisition of the remaining 49% stake in Bitel plus RUB 1,670 million ($51 million) in damages, interest and other costs that had been provided for in relation to the dispute with Nomihold. The release of the provision was recognized as non-operating income in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2013, being the same line item through which the initial charge was taken.

        The Group recognized a gain of RUB 4,911 million ($150 million) with respect to the Settlement Payment in the consolidated statement of operations and comprehensive income for the year ended December 31, 2013, of which RUB 1,060 million ($32.4 million) was recognized as operating income, and RUB 3,851 million ($117.6 million) as non-operating income on a pro-rata basis with respect to the expenses previously incurred and recognized in relation to the Bitel dispute.

        Litigation in Ukraine—In August 2012, the Group received from MTS LLC, based in Ukraine, a claim regarding dismissal of international registration of four of the Group trademarks on the territory of Ukraine. The claim was fully dismissed by Economic Appeal Court of Kiev in December 2013. Since then, the Group expects no negative consequences.

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

28. SUBSEQUENT EVENTS

        Political and economic crisis in Ukraine—Subsequent to year end, key aspects of the Ukrainian economy continued to deteriorate. Opposing groups have organized protests in Kyiv and other regions of the country. A referendum on the status of Crimea was held on March 16, 2014 followed by Crimea's acceding to the Russian Federation on March 21, 2014. These protests and the related unrest have caused a deterioration of Ukraine's credit ratings and depreciation of the national currency. The political tension in Ukraine remains high and in case of further escalation, conflict or imposition of any sanctions applicable to the Group's operations could result in a negative impact on our business in Ukraine including on its financial position and results of operations, and such impact, if any, could be significant.

        Raising financing from Citibank Europe and Swedish Export Credit Corporation—On March 12, 2014, the Group entered in a credit facility agreement with Citibank Europe PLC and Swedish Export Credit Corporation for up to $300 million (RUB 10,920 million at the date of transaction). The credit facility will be used for the development of the Group's mobile networks through purchases of equipment from Ericsson. The facility will be made available in one tranche with maturity in July 2024. The interest rate

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in millions of Russian Rubles, unless otherwise stated)

28. SUBSEQUENT EVENTS (Continued)

is LIBOR + 0.9%. The amounts may be drawn by the Company over the next 12 months and will be linked to equipment purchases for the development of LTE networks.

        Depreciation of the Russian Ruble—During the period from December 31, 2013 to April 17, 2014, the Russian Ruble further depreciated by 10% and 11% against the U.S. Dollar and the Euro, respectively. Since a portion of the Group's capital expenditures, borrowings and certain operating costs are denominated in U.S. Dollars and Euros, this and any further devaluation could adversely affect the Group's results of operations in 2014. The Group would experience an estimated currency exchange loss of RUB 4.3 billion on its U.S. Dollar- and Euro- denominated net monetary liabilities as a result of a hypothetical 10% and 11% depreciation of the Russian Ruble against the U.S. Dollar and Euro at December 31, 2013, respectively. This sensitivity analysis includes only outstanding U.S. Dollar- and Euro- denominated monetary items.

        Repurchase of Notes—In March 2014, the Group repurchased part of MTS International Notes due 2020 with nominal value of USD 50.2 million (RUB 1,819 million at the date of transaction).

        Disposal of Business-Nedvizhimost—In April 2014, the Group sold a 49% stake in Business-Nedvizhimost to Sistema for cash consideration of RUB 3.1 billion to be paid by June 30, 2014. Before the disposal an ownership interest in Business-Nedvizhimost was held by MGTS-Nedvizhimost CJSC, a subsidiary of MGTS, and was accounted for by the Group using the equity method (Note 3).

        Raising financing from Sberbank—On April 11, 2014 the Group signed an agreement with Sberbank to open a non-revolving credit line for a total amount of RUB 20 billion. The credit line matures in July 2015 and bears an annual interest rate of 9.96%. The line will be used to support general corporate needs.

        Investigations into former operations in Uzbekistan—In March 2014, the Group received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan (Note 4). As the aforementioned US government investigations are at an early stage, the Company cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.