Form 20-F
period 2014-12-31
MOBILE TELESYSTEMS OJSC
filed 2015-04-21
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Joshua B. Tulgan
Director, Corporate Finance and Investor Relations
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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,211,515,626 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2014.

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems OJSC and its subsidiaries; (ii) "MTS Ukraine" is to MTS Ukraine Private Joint Stock Company (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary; (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" and "BCTI" are to Barash Communication Technologies, Inc., our Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our fixed line subsidiary, which was merged into Mobile TeleSystems OJSC in 2011; (vi) "MGTS" is to Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom CJSC, our Armenian subsidiary; and (viii) "UMS" is to Universal Mobile Systems LLC, our newly established subsidiary in Uzbekistan; and (ix) "Sistema" is to Sistema Joint-Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." We refer to MTS Bank PJSC, our 27% owned equity investee as "MTS Bank." As MTS Belarus and MTS Bank are equity investees, our revenues and subscriber data do not include MTS Belarus and MTS Bank.

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

        In this document, references to "U.S. dollars," "dollars," "$" or "USD" are to the lawful currency of the United States, "Russian rubles," "rubles" or "RUB" are to the lawful currency of the Russian Federation, "hryvnias" are to the lawful currency of Ukraine, "soms" are to the lawful currency of Uzbekistan, "manats" are to the lawful currency of Turkmenistan, "dram" are to the lawful currency of Armenia and "€," "euro" or "EUR" are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992. References in this document to "shares" or "ordinary shares" refers to our ordinary shares, "ADSs" refers to our American depositary shares, each of which represents two ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs. Prior to May 3, 2010, each ADS represented five ordinary shares of our common stock. "CIS" refers to the Commonwealth of Independent States. "CBR" refers to the Central Bank of Russia.

ii

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2014	35.73	33.84
August 2014	36.93	35.44
September 2014	39.39	36.80
October 2014	43.39	39.38
November 2014	49.32	41.96
December 2014	67.79	49.32
January 2015	68.93	56.24
February 2015	69.66	60.71
March 2015	62.68	56.43

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 18, 2015 was 50.52 rubles per U.S. dollar.

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

  •
  risks relating to legislation, regulation and taxation in Russia, Ukraine and certain other CIS countries, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia, Ukraine and other countries where we operate and taxation legislation relating to entities in Russia, Ukraine and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia, Ukraine and the CIS;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The selected consolidated financial data for the years ended December 31, 2012, 2013 and 2014, and as of December 31, 2013 and 2014, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. The numbers presented in the following table for the year ended December 31, 2010 and as of December 31, 2010 and 2011 were derived from our audited consolidated financial statements presented in U.S. dollars and restated in Russian rubles using average monthly exchange rates and period end exchange rates between the U.S. dollars and the Russian rubles based on data published by the CBR, except for data derived from the statements of cash flows. Cash flows data for the year ended 2010 were restated in Russian rubles using average annual rates between the U.S. dollar and the Russian ruble based on data published by the CBR. Our results of operations for all periods presented in the following table exclude financial data of Uzdunrobita, our former subsidiary in Uzbekistan. The results of operations of Uzdunrobita are reported as discontinued operations in our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Services revenue and connection fees	308,007	322,546	349,338	371,950	381,822
Sales of handsets and accessories	21,542	26,025	28,902	26,493	28,936

Total net operating revenues	329,549	348,571	378,240	398,443	410,758
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	66,067	74,753	83,051	83,777	89,589
Cost of handsets and accessories	22,001	26,286	25,042	22,636	25,093
Sales and marketing expenses	25,143	24,800	21,667	22,861	21,908
Depreciation and amortization expense	57,197	63,932	67,910	73,253	74,710
Sundry operating expenses(1)	75,972	78,505	86,776	94,158	97,109
Net operating income	83,169	80,295	93,794	101,758	102,349
Currency exchange and transaction loss/(gain)	(877)	4,403	(3,952)	5,473	18,024

Other (income) expenses:
Interest income	(2,554)	(1,850)	(2,588)	(2,793)	(4,519)
Interest expense, net of capitalized interest	23,578	19,333	17,673	15,498	16,453
Equity in net (income)/loss of associates	(2,147)	(1,430)	(869)	(2,472)	2,880
Other expenses/(income), net	1,983	180	688	(10,636)	771

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Total other expenses/(income), net	20,860	16,233	14,904	(403)	15,585

Income from continuing operations before provision for income taxes	58,934	59,659	82,842	96,688	68,740

Provision for income taxes	15,660	15,526	19,384	19,633	16,347
Net income from continuing operations	43,243	44,133	63,458	77,055	52,393
Net income/(loss) from discontinued operations	3,580	1,806	(32,846)	3,733	—
Net income attributable to the noncontrolling interest	5,080	3,624	970	949	571
Net income attributable to the Group	41,773	42,315	29,642	79,839	51,822
Dividends declared(2)	30,697	30,046	30,397	40,956	51,247

Earnings per share, basic and diluted, RUB	21.79	21.5	14.9	40.1	26.1

Earnings per share from continuing operations, basic and diluted, RUB	19.92	20.6	31.4	38.3	26.1
Earnings/(loss) per share from discontinued operations, basic and diluted, RUB	1.87	0.9	(16.5)	1.9	—
Annual Dividends declared per share, rubles	15.40	14.54	14.71	14.6	18.6
Semi—annual Dividends declared per share, rubles	—	—	—	5.2	6.2
Number of common shares outstanding	1,916,869,262	1,988,916,837	1,988,919,177	1,988,831,184	1,988,912,130
Weighted average number of common shares outstanding—basic	1,916,869,262	1,970,953,129	1,988,918,528	1,988,849,281	1,988,757,022
Weighted average number of common shares outstanding—diluted	1,916,869,262	1,970,953,129	1,988,918,528	1,988,849,281	1,988,757,022
Consolidated statement of cash flows data:
Cash provided by operating activities	109,851	113,562	132,123	159,377	159,518
Cash used in investing activities	(66,254)	(77,210)	(93,367)	(96,671)	(105,588)
(of which capital expenditures)(3)	(80,391)	(72,802)	(87,783)	(81,575)	(92,599)
Cash used in financing activities	(92,214)	(5,630)	(75,346)	(55,145)	(33,171)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	38,440	62,366	26,048	45,245	71,259
Property, plant and equipment, net	242,957	265,376	271,781	270,660	299,479
Total assets	441,246	493,474	454,978	485,524	608,927
Total debt (long-term and short-term)(4)	218,233	280,596	232,105	219,148	292,391
Total shareholders' equity	126,686	114,960	113,991	156,053	175,925
Common stock less treasury stock	(25,884)	(24,255)	(24,255)	(24,275)	(24,257)
Financial ratios (end of period):
Total debt/total capitalization(5)	63.3%	70.9%	67.1%	58.4%	62.4%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	151%	157%	161%	166%	168%
Mobile penetration in Ukraine (end of period)	118%	118%	126%	124%	132%
Mobile subscribers in Russia (end of period, thousands)(7)	71,442	69,954	71,227	69,351	74,562
Mobile subscribers in Ukraine (end of period, thousands)(7)	18,240	19,223	20,709	21,487	20,221
Overall market share in Russia (end of period)	33%	31%	31%	29%	31%

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(Amounts in millions of Russian Rubles, except share and per share amounts, industry and operating data and ratios)
Overall market share in Ukraine (end of period)	34%	36%	36%	38%	34%
Average monthly usage per subscriber in Russia (minutes)(8)	234	269	304	359	372
Average monthly usage per subscriber in Ukraine (minutes)(8)	535	580	597	608	554
Average monthly service revenue per subscriber in Russia(9), rubles	253	273	297	339	339
Average monthly service revenue per subscriber in Ukraine(9), rubles	146	143	153	158	129
Subscriber acquisition costs in Ukraine(10),rubles	244	241	236	218	185
Churn in Russia(11)	45.9%	47.6%	42.4%	38.1%	41.0%
Churn in Ukraine(11)	31.0%	30.7%	30.5%	27.2%	34.2%

(1)
"Sundry operating expenses" consist of general and administrative expenses, allowance for doubtful accounts, impairment of long-lived assets and goodwill, other operating (expenses)/income as well as gain from reentrance into Uzbekistan and provision for investments in DeltaBank in Ukraine.

(2)
Dividends declared in each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014 were, in each case, in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively). In addition, in 2013 and 2014 the Group declared semi-annual dividends in amount of RUB 10,786 million and RUB 12,812 million, respectively. Amounts include dividends on treasury shares of RUB 1,086 million, RUB 1,127 million, RUB 1,140 million, RUB 1,133 million, RUB 1,846 million and RUB 481 million in respect of the years ended December 31, 2009, 2010, 2011, 2012, 2013 and 2014, respectively. At a meeting held on April 14, 2015, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADS), or a total of approximately RUB 40.4 billion, based on the full-year 2014 financial results.

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

(7)
For the years ended December 31, 2010, 2011, 2012 and 2013 we defined a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of Prepaid tariffs) or whose account does not have a negative balance for more than this period. Starting from 2014, we define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. The number of subscribers was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

(8)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. The number of average monthly minutes of usage per subscriber was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

(9)
We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. We restated the number of average monthly service revenue per subscriber in accordance with new definition of subscriber introduced.

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

(11)
We define our churn as the total number of subscribers who cease to be a subscriber (see footnote 7 above for the definition of a "subscriber") during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period. Chun number was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

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

        Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Beginning in the second half of 2008, the Russian equity markets have been highly volatile, principally due to the impact of the global financial and economic crisis on the Russian economy as well as the current crisis in Ukraine. Such volatility has caused market regulators to temporarily suspend trading on the Moscow Interbank Currency Exchange ("MICEX") and the Russian Trading System ("RTS") multiple times. MICEX and RTS stock market indices have experienced significant overall declines since their peaks in May 2008, including a significant fall during 2014 (MICEX decreased by 7.15% and the dollar- denominated RTS index decreased by 45.19%) in response to the current crisis in Ukraine and deepening concerns over the strength of the Russian economy. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the current crisis in Ukraine, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia and Ukraine. For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

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

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine, where mobile penetration exceeds 100%. We also face increased competition in our cable TV and fixed line business, where the market for fixed line communications services in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service.

        Our principal wireless competitors in Russia are Open Joint Stock Company "Vimpel Communications," or "VimpelCom," and Open Joint Stock Company MegaFon ("MegaFon"). We also face competition from several regional operators as well as from the fourth federal cellular operator established on the basis of Tele2 Russia and mobile assets of Open Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" ("Rostelecom").

        In addition, on April 1, 2011, the Russian government completed the reorganization of state-controlled telecommunications companies Svyazinvest Telecommunications Investment Joint Stock Company ("Svyazinvest"), and Rostelecom. As a result, Rostelecom is currently the largest fixed-line operator.

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

        On April 4, 2013, the Federal Antimonopoly Service approved a transaction for Airport Alliance, a member of VTB Group, to acquire 100% of Tele2 Russia, which was later completed. Subsequently, VTB Bank sold 50% of Tele2 Russia to a consortium of private investors, including affiliates of Bank "Rossiya," whose main shareholder is Mr. Yury Kovalchuk, and also entities linked to Mr. Alexey Mordashov. Both of these individuals are reputedly among Russia's most successful and influential businessmen. On December, 30, 2013 shareholders of Rostelecom approved a reorganization plan which led to the spin-out of its mobile business into RT-Mobile Ltd. RT-Mobile Ltd's business was contributed as capital for a new joint venture concluded between Rostelecom and Tele2 Russia, under the name of "T2 Rus Holding," later reorganized into "T2 RTK Holding." On February 6, 2014, Tele2 Russia and Rostelecom signed an agreement on integration of mobile assets on the basis of LLC "T2 RTK Holding." At the end of March 2014, Tele2 Russia and Rostelecom closed the first stage of the deal consisting of integration of Rostelecom's mobile assets and establishment of a new joint venture. On March 28, 2014, Tele2 Russia received the following seven mobile subsidiaries of Rostelecom under its operational and financial control: SkyLink, Nizhniy Novgorod Mobile Networks, Baykalvestkom, BIT, Volgograd GSM, Enisey Telecom and AKOS. Tele2 Russia also gained control over Rostelecom's assets in the regions where the network development is in progress, including Moscow and Saint Petersburg. During the integration process, Tele2 Russia changed its mobile coverage macro regional structure by creating nine macro regions instead of seven that existed before, with more than 60 regions out of which the company has frequency allocations. Following closing of the deal's first stage, Rostelecom acquired 45% of the voting shares, as well as 26% of the economic share in the joint venture.

        On August 6, 2014, it was declared that Tele2 Russia and Rostelecom closed the second stage of the deal on integration of mobile assets. Therefore, the companies ended legal procedures on setting up a new federal mobile operator on the basis of Tele 2 Russia that currently provides telecommunication services to over 38 million subscribers in more than 60 regions. The new mobile operator earlier also gained control over 2G/3G licenses in all federal districts and a license for 4G spectrum on the entire Russian territory.

        Joint venture, LLC "T2 RTK Holding" may therefore become one of the key players in the mobile telecommunications market in Russia, which may materially adversely affect our business, financial condition and results of operations.

        In addition, at the end of January 2015, mass media reported that the Moscow Arbitrazh Court upheld the claim filed by Antares Group against the Ministry of Communications and the State Commission for Radio Frequencies and ruled to grant extra bands to Antares Group for development of a fourth generation network (LTE) in the 1900 MHz range. This may lead to the establishment of a new LTE operator in Russia and increased competition in the data transmission services market.

        According to Direct INFO, Rostelecom controls 75% of all fixed line telecommunications services in Russia. The emergence of Rostelecom as an integrated nationwide provider of fixed line local and long distance communications services as well as its reorganized business holdings in mobile communications services may significantly increase competition in our markets. In particular, a new mobile operator involving this state-controlled group may receive favorable pricing terms to interconnect from the regional fixed line operators within its group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        Of the telecommunication services we provide, broadband Internet access is among the most competitive. While the Moscow and St. Petersburg markets have become mature in recent years, regional markets are the fastest growing markets, and it is expected that regional markets will follow the same trend as the Moscow and St. Petersburg markets in the coming years, with competition in such markets becoming extremely intense. If we fail to obtain and maintain a substantial share of the broadband Internet access market, our business, financial condition, results of operations or prospects or the value of the ADSs may be materially adversely affected.

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

        The economic part of the Association Agreement with the European Union signed by Ukraine on June 27, 2014, may adversely affect our own business, financial condition and results of operations due to a possible increase in competition. The implementation of the Association Agreement requires harmonization of Ukrainian legislation and adoption of certain EU regulations on telecommunications services. In this regards, no assurance can be given as to the exact nature of the intended changes, their potential implementation and possible impact on our business.

        The competitive situation for our services in Ukraine may be influenced by the expected introduction of a mobile number portability ("MNP") service (however the terms of MNP implementation are still unknown), and also after the issue of 3G licenses (the auction for 3G licenses was held on February 23, 2015 and, as a result, MTS Ukraine won the lot for use of 1950-1965/2140-2155 MHz frequency bands). Similar provisions regarding MNP are already in force in Russia, see also "—Legal Risks and Uncertainties—Regulatory changes in Russia, including the reduction of settlement rate, regulation of other inter-carrier and subscriber tariffs, the mobile number portability principle and others, as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations."

        In Belarus, we face increasing competition and aggressive pricing from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand. Additionally, in 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of $1.0 billion (RUB 29.4 billion). The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% state-owned stake in MTS Belarus took place in February 2014 (the state-owned stake was priced at $863 million). However, it did not proceed due to the same reason, lack of bidders. A date for the next tender has not yet been specified. The terms of share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a particular purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. By the end of 2014, Orange had a market share of 17.8% and continued to pursue its strategy of providing telecommunication services (voice and internet) at highly competitive prices.

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

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anti-corruption laws. We may also be subject to the UK Bribery Act. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of public officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA.

        Although we regularly review and update our policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We operate primarily in Russia and other countries of the former Soviet Union, many of which pose elevated risks of corruption violations. We and certain of our subsidiaries are in frequent contact with persons who may be considered "foreign public officials" under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. If we are not in compliance with the FCPA, the UK Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial condition and liquidity.

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 30 to our audited consolidated financial statements. MTS is cooperating with those agencies and has provided and is continuing to provide information in response to their requests. We cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by US, UK or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our securities.

        We are controlled by Sistema, which owns 51.46% of our total charter capital (53.46% excluding treasury shares). If not otherwise required by Russian law and/or our charter, resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and, as long as it holds, either directly or indirectly, a majority of our shares, Sistema will control the appointment of a majority of directors and removal of all directors. Sistema is also able to control or significantly influence the outcome of any vote on matters which require three-quarters majority vote of a shareholders' meeting, such as amendments to the charter, proposed reorganizations, substantial asset sales, and other major corporate transactions, among other things. Thus, Sistema can take actions that may conflict with the interests of other security holders. In addition, under certain circumstances, a disposition by Sistema of its controlling stake in our company could harm our business. See also "—Risks Relating to Our Financial Condition—If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations."

        Sistema has a significant amount of outstanding debt. As of December 31, 2014, Sistema had consolidated indebtedness of approximately $129.9 million (RUB 7,310 million) of short-term debt, $1,598.8 million (RUB 89,944 million) comprising the short-term portion of its long-term debt, and $6,541.2 million (RUB 368 billion) of long-term debt (net of the short-term portion). At the corporate level, Sistema had $6.06 million (RUB 341 million) of short-term debt, $260.4 million (RUB 14,649 million) comprising the short-term portion of its long-term debt, and $956.6 million (RUB 53,818 million) of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Sistema voted in favor of declaring dividends of RUB 39,405 million in 2009 for 2008, RUB 30,697 million in 2010 for 2009, RUB 30,046 million in 2011 for 2010, RUB 30,397 million in 2012 for 2011, RUB 30,168 million in 2013 for 2012. In 2013, MTS started to pay out dividends on a semi-annual basis using interim 6 months and full-year financial results as a foundation, and the amount of semi-annual dividends for 2013 approved by our shareholders was RUB 10,786 million. Our shareholders approved annual cash dividends for the year 2013 in the amount of RUB 38,435 million, semi-annual dividends for 2014 in the amount of RUB 12,812 million.

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

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. In 2010, we acquired Sistema Telecom in order to obtain full control over our logos. In 2011 and 2012, our acquisitions focus shifted to acquiring a minority stake in a subsidiary company of Multiregion JSC and other regional cable TV and broadband providers in furtherance of our strategy to become a provider of integrated telecommunications services. In 2014, our acquisition focus also covered regional mobile operators. In addition, we started to roll-out a hybrid TV service. In the beginning of 2015, we started Satellite TV project based on hybrid TV solution.

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
  competition risks;

  •
  more onerous government regulation;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        For example, in 2014, an impairment charge of RUB 3,225 million related to equity investment in MTS Bank was recognized as an element of equity in net loss / (income) of associates in the accompanying consolidated statements of operations and comprehensive income. See also Note 15 to our audited consolidated financial statements.

        See also "—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" and "—Risks Relating to our Financial Condition—We may be adversely affected by the current economic environment."

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

        In April 2013, we acquired a 25.095% stake in MTS Bank. In 2013, we also signed a profit-sharing agreement whereby we and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. The MTS Dengi project launched by us and MTS Bank is aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. If the risks associated with participating in the banking sector lead to our inability to receive the expected profits from MTS Dengi project it could have an adverse effect on our financial statements and results of operations. Within the last quarter of 2014, the Group increased its interest in MTS Bank to 27.0% through participation in an additional share issue of MTS Bank, and paid RUB 3,639 million for shares acquired. See Note 15 to our audited consolidated financial statements.

        In April 2014, we acquired a 10.82% stake in OZON Holdings Limited ("OZON"), the Russian e-commerce company, through an additional share issuance for RUB 2,702 million ($ 75 million). The acquisition is aimed to provide exclusive access to OZON's sales channels for MTS's products and services as well as to further enhance our online presence. If we are not successful in expanding our distribution network and developing more effective customer touch points and services, this may have an adverse impact on our business, financial condition and results of operations.

        In May and December 2014, we acquired from third-party investors 35.59% and 3.52% stakes, respectively, in Teleservice OJSC ("Teleservice"), a broadband and Pay-TV provider in Voronezh. Upon completion of the transactions, MTS Group's stake in Teleservice increased to 93.4%.

        In the fourth quarter of 2014, our subsidiary LLC "Telecom Povolzhye" acquired three regional assets of Smarts Group aiming to strengthen leadership in Bashkortostan market as well as to expand our operations in Penza and Ivanovo regions.

        On January 22, 2015, our subsidiary MGTS closed deals on sale of 49.95% stake in Joint Stock Company "Intellect Telecom" and acquisition of the controlling stake in Public Joint Stock Company "Navigation-information systems" comprising of 89.536% of the charter capital. On one hand, the acquisition will enable us to develop our proprietary technological platform for machine-to-machine (M2M) solutions and enhance our presence in the areas of telematics solutions for transport, insurance and security systems, on the other hand, additional risks relating to the acquired company's liabilities might arise.

        We may also be involved in various litigation to protect our title or other rights related to acquired businesses and incur some unpredicted loss. For example, in December 2005, we acquired a 51% stake in Tarino Limited from Nomihold Securities Inc. for $150.0 million (RUB 4,322 million) in cash and entered into a put and call option agreement for the remaining 49% interest for a price of $170 million (RUB 4,898 million) as we believed, that at that time it was the indirect owner of Bitel, a Kyrgyz company holding GSM 900/1800 license for the entire territory of Kyrgyzstan. In the same year, following a decision of the Kyrgyz Supreme Court, Bitel's offices were seized by a third party and we lost operational control over Bitel. In 2007, Nomihold Securities Inc. exercised the put option for the remaining stake in Bitel. During 2005-2013 we wrote down more than $320 million (RUB 8,798 million) relating to the loss of Bitel and other litigation with Nomihold Securities Inc. During the same period we also had other litigation in various jurisdictions to defend our rights relating to Bitel and its assets. In June 2013, an agreement was reached between Nomihold and other associated parties to settle all the claims arising in relation to Bitel and its assets, pursuant to which all proceedings between all the parties involved in such litigation were discontinued and waived and we received a total payment in cash in the amount of $150 million (RUB 4,909 million). The settlement also fully discharged all our outstanding obligations to Nomihold Securities Inc. As a result of the settlement, we released a provision relating to the exercise the put option for acquisition of the remaining stake in Bitel plus damages, interest and other cost that have been provided for in relation to the dispute with Nomihold. See also Note 30 to our audited consolidated financial statements. In addition, a merger, as well as any corporate reorganization and any business combination that constitutes a "major transaction" under Russian law, would trigger the right of our shareholders who abstain from voting on or vote against such reorganization or transaction to sell, and our obligation to buy, their shares in an amount representing up to 10% of our net assets as calculated under Russian Accounting Standards. See "—Legal Risks and Uncertainties—Shareholder rights provisions under Russian law could impose additional obligations and costs on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects."

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

        Mobile penetration in Russia and Ukraine reached 167.6% and 137.2%, respectively, as of September 30, 2014, according to AC&M-Consulting. Until recently, customer growth has been the principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other CIS countries. As a result, data services became the key driver of our revenue growth and, therefore, we will need to continue to develop new competitive services, including value-added, 3G, LTE, and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues.

        Following the restructuring of the Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia, as a result of which MegaFon and Vimpelcom acquired equal shares of 50%, we have been working on developing our proprietary distribution network, have signed an additional agreement with Svyaznoy and have been working to increase our relationship with small regional dealers. In February 2015, press reports announced that there was a change of the major shareholder of Svyaznoy and in April 2015 it was further announced that Megafon and Svyaznoy agreed to resume collaboration. If we are not successful in expanding and sustaining our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition, our ability to attract new customers through Euroset outlets is limited. If competitors continue to expand their footprint in Russia through the acquisition of Svyaznoy's operations, our opportunities for marketing our services through its outlets may be restricted. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

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

        In Ukraine, the government completed the privatization of Ukrtelecom. The auction to privatize Ukrtelecom was held by the State Property Fund of Ukraine in December 2010. On March 11, 2011, following the completion of an independent appraisal required by Ukrainian law, the State Property Fund of Ukraine and ESU LLC, a wholly owned subsidiary of European Privatization & Investment Corporation ("EPIC"), signed an agreement for the sale of a 92.8% stake in Ukrtelecom to ESU LLC. On May 11, 2011, the ownership stake was transferred to ESU LLC upon the payment of a purchase price amounting to 10,575.1 million hryvnia (RUB 36,979.8 million as of May 11, 2011) and the fulfillment of certain requirements under Ukrainian law. It is currently unclear how the privatizations of Ukrtelecom will affect our interconnect arrangements and costs, but there is a chance that our ability to interconnect cost-effectively with other telecommunications operators could be hampered.

        At the end of 2014, NCCIR approved a plan on preparation of regulatory Acts for 2015-2016, according to which NCCIR is planning to substantially lower interconnect rates for the termination of traffic on the networks of SMP operators in three stages: starting from July 1, 2015, January 1, 2016 and July 1, 2016. Such actions of NCCIR may adversely affect MTS Ukraine revenues.

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

        In addition, as part of the restructuring of Svyazinvest, the fourth national mobile operator in Russia was established on the basis of "Tele2 Russia" and mobile assets of Rostelecom. As Svyazinvest controlled regional fixed line operators in all regions of Russia (other than Moscow), a mobile operator established as part of the Svyazinvest group may receive preferential terms for interconnecting with these operators, which would allow it greater flexibility in setting tariffs and put us at a competitive disadvantage. It is currently unclear how the establishment of the fourth federal mobile operator may influence our interconnect agreements and our expenses. See also "—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

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

        In 2011, the NCRC announced its intent to change the telecommunications regulations in Ukraine to regulate the interconnect rates of only those operators deemed by the AMC to have "significant market power." Kyivstar and MTS Ukraine are the largest mobile cellular operators in Ukraine with market shares of 42% and 37%, as of September 30, 2014 respectively, according to AC&M-Consulting.

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

        On September 22, 2011, the NCRC proposed a draft law on regulating SMP operators which called for, among other things, non-discriminatory access to their infrastructure for the wholesale market and for regulating the retail market. Under the proposed law, the NCRC may place an obligation on SMP operators to separate the accounting of revenues and costs for different services, to calculate the cost of their services according to NCRC rules and to price the services in accordance with NCRC's rules. In February 2015, NCCIR published on its web site draft law "On electronic communications" that includes provisions mentioned above. The draft law is currently being discussed. The NCCIR has assumed the NCRC's powers to consider interconnect rates and may reduce the interconnect rates that we charge, which, in turn, may have a material adverse effect on our financial condition and results of operations.

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

        In December 2013 and in July 2014, the State Commission for Radio frequencies introduced several modifications to the conditions of using the frequency band for 3G and 4G. These changes resulted in implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE) and 1800 MHz (LTE), and also included the imposition of certain additional obligations on network operators. Pursuant to these modifications, 3G and 4G operators are now able to use bands in the frequency range as supplementary frequencies for GSM, UMTS and LTE coverage. However, in the event that we receive new bandwidth allocation, and also as a result of the renewal of the current decisions of the State Commission for Radio Frequencies, we are obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless network and consequently may adversely affect our business, financial condition and results of operations.

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

        Initially it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, MTS, MegaFon, Vimpelcom and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which MTS, MegaFon, Vimpelcom and Rostelecom were to receive access to Scartel's 4G network infrastructure (which was yet to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal. MTS considered a preliminary value assessment of Scartel to be unduly high.

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

        On October 1, 2013, MegaFon acquired Maxiten Co Limited, which in turn owned 100% of the shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by the general shareholders meeting of MegaFon and by the Federal Antimonopoly Service ("FAS"). At present, MegaFon holds 4G/LTE network through Scartel as well as controlling the continuous spectrum of frequencies 2 x 40 MHz in the band of LTE FDD 2600 MHz. As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. For example, in February, 2014, MegaFon launched LTE Advanced network in Moscow using LTE FDD 2600 MHz band and announced plans of further roll-out of its LTE Advanced network in the 15 largest cities in Russia. According to Megafon's public disclosure, LTE Advanced network was launched in Saint Petersburg in September 2014. In addition, as a result of the deal, MegaFon consolidated financial and operational indicators of Scartel/Yota which increased its formal market share in the mobile communications market.

        According to the decision of State Commission for Radio Frequencies as of March 16, 2012 all telecommunication operators excluding MegaFon and Rostelecom are not permitted to get LTE frequencies in the Krasnodarsky Region until the end of 2016. On April 11, 2013, we filed an application with the State Commission for Radio Frequencies to amend this decision and requested a postponement of the introduction of such restrictions until the end of 2014. The consideration of our application was postponed for the duration of the Olympic Games and on April 16, 2014, the State Commission for Radio Frequencies amended its own decision as of March 16, 2012, which made it possible for communication operators to submit applications for LTE frequencies in the Krasnodarsky region. However, expiration date of the decision of the State Commission for Radio Frequencies which previously allocated LTE frequencies to Rostelecom and Megafon, remained unchanged (until December 31, 2016). At the end of June 2014, Megafon appealed the decision of the State Commission for Radio Frequencies by filing a lawsuit against the State Commission for Radio Frequencies and the Ministry of Communications. On January 26, 2015, the Moscow Arbitrazh Court upheld Megafon's claim and invalidated the decision of the State Commission for Radio Frequencies dated April 16, 2014.

        Currently we are appealing the decision of the Moscow Arbitrazh Court. The court hearing is scheduled for the end of April, 2015. Though relying on the technological neutrality principle we have launched 4G network in the frequency range of 1800 MHz in the Krasnodarsky Region since March 2015, our inability to develop an LTE network in the region using 800 and 2600 MHz bands until the end of 2016 may have an adverse effect on our business, financial condition and results of operations.

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

        While we maintain back-up systems for our telecommunications equipment, network management, operations and maintenance systems, these systems may not ensure recovery in the event of a network failure. In particular, in the event of extensive software and/or hardware failures, significant disruptions to our systems could occur, leading to our inability to provide services. The quality of our services in roaming (including roaming between networks) also depends, inter alia, on the network quality of our roaming partners which is out of our control. Disruptions in our provision of services could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

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

        For example, in February 2015, MTS Ukraine won the lot for the use of 1950-1965/2140-2155 MHz frequency bands in a tender allocating 3G licenses. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—3G/UMTS License."

        On March 24, 2015, MTS Ukraine paid the entire amount due for the license and received the UMTS license that is valid for a period of 15 years.

        According to the tender terms, all regional centers of Ukraine have to be covered with 3G communication (within the bands granted to the successful bidder) within 18 months from the date of the license issuance, all settlements with a population of over 10,000 have to be covered with 3G communication within the period of 6 years. Successful bidder's portion of radio frequency conversion costs are to be financed under the Plan on Conversion of Radio Frequency Bands approved by NCCIR. Successful bidders are obliged to obtain the approval of NCCIR, "special users," such as military bodies and the Ministry of Internal Affairs of Ukraine, and other 3G licenses purchasers on requirements specification, including description of conversion terms and conditions. After signing a contract on conversion, MTS Ukraine will be able to start the process of obtaining permissive documents on exploitation of 3G network (base stations) equipment. However, the mechanism of conversion is not yet clearly defined, which may have a substantial impact on the terms of service deployment.

        Our inability to comply with the license conditions may negatively affect our business. In addition, supplementary investment might be required for conversion of radio frequencies and deployment of 3G services. Either of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

        Our telecommunications licenses have their expiration dates in various years from 2015 to 2030. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate consider the compliance with license requirements as well as the conditions of using the allocated frequency range when deciding whether to renew a license. License renewals may be subject to additional conditions, such as payment obligations or the mandatory modernization of our network.

        In addition, we may be subject to penalties or our licenses may be suspended or terminated for non-compliance with the new license requirements. The suspension or loss of certain licenses could significantly limit our operations and cause certain of our debt to be accelerated.

        The current license to construct and maintain the telecommunication network and provide services with them was granted to MTS Ukraine on July 20, 2010 and terminated on December 3, 2013. On October 15, 2013, NCCIR refused to renew the current license and recommended that MTS Ukraine receive a new license to provide operations in telecommunications sphere. Receiving a new license involves additional costs in comparison with the renewal of the current one and MTS Ukraine filed a lawsuit against NCCIR seeking to declare the failure to renew the license as unlawful. On November 19, 2013, the claims of MTS Ukraine were satisfied and on January 28, 2014, NCCIR prolonged the terms of MTS Ukraine's license for 5 years. At the same time, on January 27, 2014 NCCIR filed an appeal against the decision of the District Administrative Court of Kiev.

        Taking into account possible long-term lawsuits on extension of the license for rendering cellular network services in 2G standard, MTS Ukraine asked NCCIR to provide a new license with no restrictions in special conditions (technologically neutral), which may be used for different technologies—GSM, UMTS and LTE. On January 27, 2015, NCCIR made a decision on granting the license for a 15-year period. Obtaining such license will make it possible for MTS Ukraine to reduce expenses and simplify the process of introduction of new technologies.

        On January 22, 2015, the Supreme Court of Ukraine considered the appeal submitted by NCCIR and cancelled decisions of the Court of Appeal and the District Administrative Court and issued a new court decision rejecting the claim of MTS Ukraine. On March 13, 2015, the District Administrative Court of Kiev accepted the application of NCCIR to overturn the execution of the decision on prolongation of our license for rendering cellular network services in 2G standard. At the hearing, it was decided to postpone the case till April 27, 2015. The outcome of the investigation is currently unclear, including any liabilities that might be imposed on us.

        Failure to renew our telecommunications licenses or receive renewed or new licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business, financial condition and results of operations.

        Until March 2014, telecommunications operators carried out activities and received licenses in Crimea in compliance with Ukrainian legislation. However, following the referendum in Crimea on March 16, 2014 in favor of joining the Russian Federation and consequent developments in the region, various countries recognized Crimean secession whereas others did not, therefore, our licensing status in Crimea, as well as the ability to receive continuous cash flow was subject to uncertainty. In addition, due to technical issues that have curtailed our ability to provide telecommunication services to our customers, we suspended our operations in Crimea on August 6, 2014. In October 2014, MTS Ukraine sold base stations, network infrastructure, IT and telecom equipment and certain other assets located in Crimea through an open tender procedure. See also Note 10 to our audited consolidated financial statements.

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

        On January 1, 2015, a new procedure of payment for frequency spectrum usage came into force. According to the newly adopted amendments, the fees for frequency spectrum usage are to be calculated based on the total frequency band allocated to each operator in each region with such frequency spectrum usage determined with reference to the decision of the State Commission for Radio Frequencies, frequency allocation decisions or to the license conditions. To implement this principle, on November 13, 2013, Governmental Regulation No. 1017 was adopted, which amends the Regulation of the Government of the Russian Federation No. 171 dated March 16, 2011 "On establishing of a single fee and an annual fee for the use of radio frequency spectrum of the Russian Federation and on collection of such fees."

        Furthermore, the order of the Ministry of Communications No. 279 dated September 4, 2014 introduced corresponding amendments into the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation," approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. Fees are directly calculated according to this methodology. Under the new order, rates and coefficients are subject to revision at least once every two years.

        Similarly, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the fees for frequency spectrum usage in Ukraine for cellular communications. Furthermore, according to the Tax Code of Ukraine, the fees payable for frequency usage were to be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 8.9% in 2012 as compared to 2011, by 8% in 2013 as compared to 2012, and were doubled from April 1, 2014 as compared to 2013. Commencing January 1, 2015 fee for radio spectrum usage has been transformed into rent payment (fee amount remained unchanged).

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, which may lead to loss of market share and revenues.

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

        We have purchased interests in various telecommunications companies from Sistema and entered into agreements with subsidiaries and affiliates of Sistema for the provision of advertising services (Advertising Agency Maxima OJSC ("Maxima"), connectivity facilities and telephone numbering capacity (MGTS), IT services and hardware purchases (Sitronics Telecom Solutions CJSC, Sitronics Smart Technologies LLC, NVision Special Projects LLC and NVision Group JSC), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telecommunication services (Stream LLC), medical services (Medsi Group CJSC), the purchase of a billing system (Sitronics OJSC), maintenance of the residential and commercial real estate (City-Telecom CJSC) and other services. Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        In February 2014, the Russian Government approved a "Development of competition in telecommunications" roadmap, which provides for the preparation of a report on realization of the MVNO business model. Following Government Commission on Communication, which was held on June 6, 2014, regarding "development of "virtual operators" institute of mobile radio telephone communication in the Russian Federation," the deputy Minister on Communication noted that MNVO operators should be regulated by the market and that no additional restrictive regulation is required. At the same time, the Ministry of Communication of the Russian Federation proposed to develop and adopt an order stipulating requirements on rendering data transmission services and telematics communication services when using a business model of virtual data transmission networks. As of April 15, 2015, this order of the Ministry of Communications of the Russian Federation has not been adopted.

        In April 2014, it was announced that Scartel launched the federal mobile operator (under the Yota brand), providing subscribers with 2G, 3G and 4G coverages. The operator provides voice and sms services on Megafon's network via MVNO. In November 2013, MTS together with Svyaznoy launched an MVNO operator (under the Svyaznoy Mobile brand) that provides services on the basis of our infrastructure. In September 2014, MGTS started to provide mobile services in Moscow on the basis of our infrastructure as well.

        The emergence of any new MVNO operators in the market or any of the foregoing trends could increase market competition and subscriber churn and, as a result, have a material adverse effect on our business, financial condition, results of operations and prospects.

A finding by FAS that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operation.

        Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, FAS or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior FAS approval. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If FAS were to conclude that our acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of such company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

        In October 2010, FAS found that we, Vimpelcom and MegaFon violated antimonopoly laws on competition relating to our pricing for roaming services. As a result, FAS imposed an administrative fine on us in the amount of RUB 21.9 million which represents 1.0% of the revenues we derived from roaming services in CIS countries in 2009. We paid the fine imposed on us by FAS on March 28, 2011.

        In addition, in October 2011, FAS began an investigation of our and Vimpelcom's actions, suspecting violation of antimonopoly laws by coordinated pricing of iPhone 4 handsets. On April 26, 2012 we and Vimpelcom were found to be in violation of the Competition law through coordinating prices from September 2010 through April 2011, however, FAS also noted that these violations were voluntarily rectified, and terminated the proceedings as a result. On July 17, 2012, FAS imposed a turn-over based fine of RUB 16.9 million on us, which we complied with.

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

        If FAS finds our actions insufficient to rectify past violations of antimonopoly laws or issues new warnings and requests in the future, inter alia, in other regions, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Under Russian legislation, a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions may be found by FAS as dominant in such market. Moreover, under Russian antimonopoly regulations any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. However, in some cases a company could be categorized as dominant even if its share of the corresponding market is less than 35%. Companies controlling over 35% or otherwise occupying a dominant position on the market are listed by FAS in a special register and may become subject to special monitoring and reporting requirements with respect to such markets. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area. One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by the Federal Tariff Service. Another of our subsidiaries, Comstar-regions, operating in Khanty Mansiysk Autonomous District-Yugra among others, is categorized as a natural monopoly in the public telecommunications market, at the same time, according to the Federal Tariff Service Order No. 897 dated May 30, 2014, price regulation in certain territories is not applied with respect to Comstar-regions. See "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        We were also found by FAS to be a company with a market share exceeding 35% in the communications market in the Ivanovo Region, Kurgan Region, Magadan Region, Sakhalin Region, Nenets Autonomous District and Udmurt Republic. In the event that we are found in the future to have a dominant position on these or any additional markets, FAS would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        In case we are found to have dominant position , we can be subject to penalties and a turn-over based fine may be imposed on us in relation to certain violations of antimonopoly law. The level of fine is from 1% to 15% of revenue on the market where the violation was conducted, with 8% being the base level of the fine.

        Additionally, MTS Ukraine, was found to be a company with a dominant position in the telecommunications market and is subject to certain government imposed restrictions, including limitations on the interconnect rates it can charge other operators. See "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

        If we or any of our subsidiaries were to be found by FAS (or the AMC with respect to our operations in Ukraine) to be economic subjects occupying a dominant market position, FAS and the Federal Tariff Service (or the AMC, as the case may be) would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous for us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

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

        As the PSTN operator in Moscow, MGTS is considered to be a company holding a dominant position as well as a natural monopoly in the Moscow telecommunications market under Russian antimonopoly regulations. Consequently, the Federal Tariff Service regulates MGTS' tariffs for most services provided to its PSTN subscribers, including installation fees, fees for using customer lines, local call charges (flat-rate, time-based and combined payment systems), monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan). In addition, the Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e. , operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. MGTS was added to the register of telecommunications operators occupying a substantial position in 2006. Accordingly, MGTS tariffs for connection and transmission of traffic are subject to regulation by the Federal Agency on Communications. While we believe the tariffs currently set by the Federal Tariff Service and the Federal Agency on Communications are sufficient to compensate us for the costs of providing these services, future tariffs may increase in parallel with corresponding increases in our costs and/or inflation.

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

        A draft law that enable each mobile communications subscriber to register the user terminal free-of-charge on a database maintained by the operator, chiefly to prevent their unlawful use was previously considered in Ukraine. Aimed at discouraging theft, the draft law obligated operators to suspend or block the traffic transmission of the terminal upon the application of subscriber. On February 18, 2015, the draft law was sent for revision. A similar draft law was rejected by the Russian State Duma. If it is adopted in the future, we may be required to develop a system to monitor IMEI numbers, and we may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

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

        MGTS has completed its migration from analogue public switch telephone network to digital technologies. In 2011, MGTS commenced building an access network employing the Gigabit-capable Passive Optical Network ("GPON") technology which enabled MGTS to enlarge the range of services by introducing High definition television ("HDTV"), video monitoring and other interactive services. However, we could encounter certain difficulties in the process of installing fiber-optic equipment in the subscribers' apartments due to the necessity of conducting adjustment works which could result in fractional subscriber churn.

        MGTS invested approximately RUB 9.232 billion in 2012, RUB 13.547 billion in 2013, RUB 11.935 billion in 2014 to upgrade its infrastructure. If MGTS is not able to upgrade its network in a timely manner or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        Due to adoption of the Federal Law No. 35 dated March 12, 2014 which introduced significant amendments to the fourth part of the Civil Code of the Russian Federation, the rules of intellectual property rights regulation changed. Lack of law enforcement practice of the changed provisions of the Civil Code may cause difficulties in protection of our rights and legitimate interests.

Changes that are being implemented in current sales and customer care processes of MTS, creation of new information technology services, migration of fixed B2B and B2C subscribers to a single information technology solution may destabilize our information technology solutions, which could have a material adverse effect on our business and results of operations.

        Changes in current sales and customer care processes, creation of new information technology services, migration of fixed B2B and B2C subscribers to a single information technology solution may increase our operational risks and expenses and inconvenience subscribers. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

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

        Under the draft law on "Defending against negative electromagnetic emissions from base stations of mobile network" which was proposed in Ukraine in December 2013, a mobile phone base station was classified as a potentially hazardous object. To date the draft law is excluded from the agenda. The installation of base stations was assumed to be made taking into account an environmental impact assessment at the expense of operators and a base station's operations could be terminated if a hazardous effect on health was established. If this draft law is adopted in the future it may lead to an increase in the costs of deploying base stations and increase the maintenance costs of MTS Ukraine.

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

        We may also experience increases in accounts receivable and bad debt among corporate subscribers, some of whom may face liquidity problems and potential bankruptcy, as well as the potential bankruptcy of our corporate partners. The deterioration of economies in the countries of our operation may lead, inter alia, to insolvency of financial institutions, which in turn may impact our business and financial condition.

        The strained political situation in Ukraine coupled with an economic downturn resulted in financial difficulties in the banking system, including notably liquidity risks. As we hold the bulk of excess hryvnia and foreign currency cash in Ukrainian banks, a banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Ukraine, which could have a material adverse effect on our business, financial condition and results of operations. For example, we incurred a charge to operating income for the fourth quarter 2014 due to losses stemming from the insolvency of DeltaBank in Ukraine. See Note 5 to our audited consolidated financial statements. On March 19, 2015 another Ukrainian bank, PJSC Kiyvska Rus, was declared insolvent by the National Bank of Ukraine. See also Note 31 to our audited consolidated financial statements.

        At the end of 2011, inflation in Belarus increased by 108.7% followed by the local currency depreciation which resulted in a decline of purchasing power. At the end of 2012 and 2013, inflation amounted to 21.8% and 16.5%, correspondingly. At the end of 2014, inflation amounted to 16.2%. See also "—Inflation could increase our costs and adversely affect our results of operations."

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

        Sanctions introduced by the United States and the European Union with respect to the Russian Federation coupled with an economic downturn caused significant capital outflow, ruble depreciation, rise of credit rates in the domestic market and lack of available financing. A majority of Russian companies continue to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. A continuation or repetition of this downturn in the global financial markets as well as toughening or extension of international sanctions against Russia and resulting volatility of the trading price of our shares and ADSs may negatively impact our ability to obtain financing on commercially reasonable terms either on foreign or domestic markets and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to generate sufficient free cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2014, our consolidated total debt, including capital lease obligations, was RUB 292,391 million. Our interest expense for the year ended December 31, 2014 was RUB 16,453 million, net of amounts capitalized.

        Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our financial indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness. The existing debt service is becoming more complicated due to our dependence on floating interest rates on the financial markets.

        We may not be able to generate sufficient cash flow or access international or domestic capital markets or incur additional loans to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity for a number of reasons; for example, the terms of some of our loan agreements may require us to prepay the loan in certain circumstances, such as a deterioration in our credit rating, we are delisted or our retained earnings drop below a certain level. This, in turn, may force us to sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Ruble depreciation and regulatory changes in foreign currency regulation could increase our costs, decrease our available funds, or make it more difficult for us to comply with financial covenants and to repay our debts and would affect the value of dividends received by holders of ADSs.

        Since March 2014, the ruble has significantly depreciated against the U.S. dollar and has experienced high short-term volatility. Such dynamics are explained by external geopolitical factors, limited financial markets, decrease in oil prices, international ratings agencies' downgrades of Russia's sovereign rating, reduction in internal consumption and other factors that have directly or indirectly affected the ruble.

        For example, on December 31, 2010, the official exchange rate published by the CBR was 30.47 rubles per U.S. dollar, whereas on December 31, 2012, the official exchange rate was 30.37 rubles per one U.S. dollar, as compared to 32.19 rubles per U.S. dollar on December 31, 2011. The ruble continued to depreciate against the U.S. dollar reaching 32.73 rubles per one U.S. dollar on December 31, 2013, whereas on December 31, 2014, it increased to 56.26 rubles per one U.S. dollar.

        The ruble has also depreciated against the euro. On December 31, 2012, the official exchange rate was 40.23 rubles per one euro, as compared to 41.67 rubles per one euro on December 31, 2011. As of December, 31, 2013 the exchange rate was 44.97 rubles per one euro whereas on December 31, 2014 it increased to 68.34 rubles per one euro. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        Currently, the Russian foreign currency market is regulated by legislation, which is aimed at liberalization of currency regulation and lowering of administrative barriers. This legislation provides a general framework and a set of rules, within which both the Russian government and the CBR are authorized to propose various regulations, which result in uncertainty for us in carrying out importation of equipment. The CBR from time to time has imposed various currency-trading restrictions in attempts to support the ruble. On November 5, 2014, the CBR limited the daily volume of operations with foreign currency to 350 million U.S. dollars for the purpose of the ruble's stabilization. At the same time, in case threats to financial stability emerge, the CBR will have an option to carry out additional interventions on the domestic foreign exchange market. The stability of the ruble will depend on many political and economic factors. These include the ability of the government to finance the state budget without recourse to monetary emissions, to control the level of interest rates and inflation. Furthermore, changes in foreign currency regulation may affect our ability to fund payments denominated in foreign currency and result in us entering into supplementary agreements with our foreign counterparts.

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

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. As a result, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. At the same time if the Russian ruble and local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. In addition, local regulatory restrictions on the purchase of hard currency in the majority of CIS countries (for example, Ukraine, Uzbekistan or Turkmenistan) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that country. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The official exchange rate of the Ukrainian hryvnia as of December 31, 2010 was 7.96 hryvnias per U.S. dollar, whereas as of each of December 31, 2011 and 2012 the exchange rate was 7.99 hryvnias per U.S. dollar. During this period the exchange rate was supported actively by currency interventions of the National Bank. Since then, Ukraine's continued economic crisis combined with political unrest and events in Crimea has led to the weakening of the hryvnia, with it rising from 7.99 hryvnias per U.S. Dollar on December 31, 2013 to a high of 15.77 hryvnias per U.S. dollar on December 31, 2014. As of

April 15, 2015, the official exchange rate of the Ukrainian hryvnia amounted 22.93 hryvnias per one U.S. dollar, reflecting capital outflow in response to international ratings agencies' downgrade of Ukraine's sovereign rating and to the continuing political instability in Ukraine. In February 2015, Fitch Ratings lowered Ukraine's long-term foreign currency issuer default ratings to CC from CCC. In April 2015, Standard & Poor's lowered Ukrainian long-term sovereign credit rating in foreign currency to CC with a negative outlook. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble experienced significant volatility in 2011, with the official exchange rate falling from 3,000 rubles per one U.S. dollar as of January 1, 2011 to 4,970 rubles per one U.S. dollar as of June 1, 2011 and to 8,570 rubles per one U.S. dollar as of December 31, 2012. On May 23, 2011, the National Bank of the Republic of Belarus announced the significant devaluation of the Belarusian ruble against major foreign currencies to stabilize the situation on the foreign currency exchange market. As of December 31, 2014 the official exchange rate of the Belarusian ruble amounted to 11,850 Belarusian rubles per one U.S. dollar.

        The economy of the Republic of Belarus is considered to be highly inflationary. The continued devaluation of the Belarusian ruble and the highly inflationary economy may adversely affect our revenues from this market. See also "—Inflation could increase our costs and adversely affect our results of operations," "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We have to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for our mobile and fixed line networks. We spent RUB 87,783 million in 2012, RUB 81,575 million in 2013 and RUB 92,599 million in 2014 for the fulfillment of our capital spending plans. In addition, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        In 2014 the United States and European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions which were considered to have contributed to the situation in Ukraine and Crimea. Sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations," and "—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 6.6% and 6.5% in Russia in 2012 and 2013, respectively. In 2014, Russian annual inflation rate increased to 11.4%, which was significantly higher than in recent years. The inflation increase was mainly driven by depreciation of the ruble, restrictions on foreign trade and acceleration in food prices by 15.4% for 2014. Growth rate of prices for nonfood commodities amounted to 8.1%. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, inflation in Russia shows little sign of slowing, which may lead to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins.

        In 2014, growth of consumer prices in Ukraine reached 24.9% compared to 0.5% in 2013, according to the "Inflation Report" of the National Bank of Ukraine as of March 2015. Among the key reasons of significant price growth are weakening of the national currency, increase in prices for energy carriers and utility payments. The strained political situation, low level of gold and foreign currency reserves and general deficit of foreign currency in the country may trigger a further weakening of the hryvnia and, as a result, lead to the growth of consumer prices. In March 2015, the National Bank of Ukraine predicted that by the end of 2015 Ukraine's GDP will have fallen overall by 7.5%, with annual inflation at the level of 30.1%.

        Accordingly, high rates of inflation in Russia and Ukraine could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

        The economy of the Republic of Belarus is considered to be highly inflationary. Since most of our revenues in Belarus are denominated in local currency, the devaluation has resulted in lower revenues in Russian ruble terms. Additionally, since a significant portion of our operating costs are denominated or tied to foreign currency, the devaluation and high inflation have also resulted in higher operating costs in comparison to revenues. Accordingly, the devaluation and the highly inflationary economy in Belarus may materially adversely affect our revenues and results of operations in that country. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the

Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

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

        Covenants in the agreement relating to our Eurobonds due 2020 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the agreement contains covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants, including, in relation to the incurrence of indebtedness, creation of liens and disposal of assets. We may also incur additional credit obligations providing for similar covenants. Failure to comply with these covenants may cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

        In addition, Sistema, which owns 51.46% of our total charter capital directly and through its subsidiaries (53.46% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in its credit facilities. These covenants impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In the indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain indebtedness level/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has various other businesses that require capital and, therefore, the consolidated Sistema group's capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise control over us in order for Sistema, as a consolidated group, to meet its obligations under its current and future financings and other agreements, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy. The inability to implement our business strategy may have a material adverse effect on our financial condition and results of operations.

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

        According to the Federal Statistics Service, Russian GDP grew by 0.6% in 2014 compared to 1.3% in 2013. Russian GDP growth forecasts for 2015 were also revised towards the second half of 2014 and in January 2015, the Ministry of Economic Development of the Russian Federation forecasted GDP decline by 3% in 2015.

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

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. In December 2008, Standard & Poor's lowered Russia's long-term sovereign credit rating to BBB and maintained its negative outlook (as well as Fitch Ratings), citing the "rapid depletion" of Russia's financial reserves. In December 2009, Standard & Poor's changed its outlook on Russia's long-term sovereign credit rating to stable and the same was done by Fitch Ratings in January, 2010. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation has been placed for review and downgraded by each of Moody's, Fitch Ratings and Standard & Poor's several times. As of April 15, 2015, Russia has a Ba1 sovereign credit rating with a negative outlook from Moody's compared to Baa1 with a stable outlook as at January 1, 2014, BBB– long-term sovereign rating with a negative outlook from Fitch Ratings compared to BBB with a stable outlook as at January 1, 2014 and BB+/B foreign currency sovereign credit rating with negative outlook from Standard & Poor's as compared to BBB/A-2 with stable outlook as at January 1, 2014. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. In 2014, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

        In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the conference of the representatives of the regional authorities in eastern Ukraine decided to conduct a referendum on creating an autonomous region, separate from Ukraine. Later the regional authorities ultimately backed down from this intention, and tensions in Ukraine subsided. The tensions in eastern Ukraine also took place in April 2014 due to political instability. See "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

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

        See also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations," and "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        The conflicts between Russia and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets. For example, during 2014, a number of Russian, Ukrainian and Crimean governmental officials and individuals (including representatives of the Russian Parliament), several Russian businessmen and a Russian bank were designated as "Specially Designated Persons" by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") pursuant to three executive orders signed by the President of the United States. The first and second executive orders (Nos. 13660 and 13661) targeted former Ukrainian officials and current Russian Federation officials, as well as persons who operate in the arms or related sectors in the Russian Federation. The third executive order (No. 13662) significantly expanded the scope of the prior two executive orders by providing OFAC the authority to block the property of designated persons who operate in certain sectors of Russia's economy, including financial services, energy, metals and mining, engineering, defense and related sectors, although no such persons have been designated as a Specially Designated Person pursuant to this third, and much more expansive, order. OFAC further introduced new "sectoral sanctions" against certain Russian economic sectors as potential targets for sanctions in executive order No. 13662. The companies targeted by these sectoral sanctions operate within the financial services and energy sectors of the Russian economy and are included by OFAC to the Sectoral Sanctions Identifications ("SSI") List. These sectoral sanctions prohibit U.S. persons, or other persons within the United States, from transacting in, providing financing for, or otherwise dealing in debt of longer than 90 days maturity and equity for the sanctioned banks and debt of longer than 90 days maturity for the sanctioned energy companies, in each case issued after the date of the relevant OFAC directive, including entities owned 50 per cent or more by these entities. Hence, the restrictions applicable to entities that are on the SSI List differ from the consequences of being included in the "Specially Designated Persons" List and their property and assets are not subject to blocking by U.S. persons. In addition to the sectoral sanctions, OFAC added further individuals and certain entities, including a Russian shipbuilding company and state defense firms, to the "Specially Designated Persons" List in July 2014 and five more state defense firms in September 2014 and also expanded its SSI List. In relation to state owned technology company and the banks included in the SSI List, in September 2014, OFAC lowered the debt maturity threshold to 30 days. Furthermore, OFAC prohibited the exportation of goods, services (except for financial services), or technology in support of exploration or production for deepwater, Arctic offshore or shale projects to five Russian energy companies. In December 2014, the U.S. President signed into law a bill passed by the U.S. Congress which will extensively widen the breadth of U.S. sanctions against Russian entities and persons.

        The Council of the European Union has introduced its own list of persons that are subject to EU sanctions, as well as sanctions that target certain sectors of the Russian economy. In July 2014, the EU enacted Council Regulation (EU) No. 833/2014, that was amended in September 2014, that limits access to the EU capital markets for Russian state-owned financial institutions, imposes an embargo on trade in arms, establishes an export ban for dual use goods for military end users, and curtail Russian access to sensitive technologies particularly in the field of the oil sector.

        The governments of the U.S. and certain European Union member states, as well as certain EU officials have indicated that they may consider additional sanctions should the armed conflict in Ukraine continue or escalate. On February 16, 2015, the EU expanded the list of sanctioned persons by including, among others, several Russian state deputies and government officials.

        The Ukrainian Cabinet of Ministers initiated adoption of the Law "On Sanctions" by the Ukrainian Parliament which came into force on September 12, 2014. The law provides for special economic and other restrictive measures (sanctions) against foreign states, foreign legal entities and individuals involved in activities threatening the national security, sovereignty and territorial integrity of Ukraine and the rights and freedoms of its citizens. The law stipulates 25 types of sanctions which include, among others:

  •
  asset freezing;

  •
  temporary limitation of a right to use or dispose of property;

  •
  cancellation or suspension of licenses and other permits, including special permits for subsoil use;

  •
  prohibition to use radio frequency resources in Ukraine; and

  •
  termination or suspension of rendering telecommunication services or utilizing telecommunications networks of general use.

        In addition, on September 11, 2014, the Cabinet of Ministers of Ukraine issued the decree "Proposals on application of personal special economic and other restrictive measures." The list of individuals and legal entities who may fall under sanctions has not been specified. A number of issues (on terms of sanctions imposition, on the notification procedure, and others) are left to the discretion of the Council of National Security and Defense of Ukraine. On January 25, 2015, the Council of National Security and Defense adopted a decision on an undisclosed list of sanctions. The decision of the Council of National Security and Defense regarding the imposition of sanctions is subject to the approval by the Parliament or the President (depending on the nature of the sanctions). It is currently unclear how the measures might refer to MTS Ukraine but this may substantially adversely affect our business, financial condition and results of operations.

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

        Economic crisis, deterioration of key aspects of the economy and the lack of investment into the social infrastructure, has, amongst other things, led to the instability of the political situation in Ukraine where we have significant operations. Furthermore, the refusal of the Ukrainian Government to enter into an association agreement with the European Union in November 2013, incited mass protests in Kiev and other regions of the country. These protests caused, amongst other things, a downgrade of Ukraine's international ratings and significant depreciation of the national currency, see "—Risks Relating to our Financial Condition—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        On March 16, 2014, a referendum in favor of joining the Russian Federation was held in Crimea with the consequent declaration of independence from Ukraine and accession to the Russian Federation by the parliament of Crimea.

        The armed conflict in Eastern Ukraine that has taken place since April 2014 has destabilized the region and caused uncertainty in our operation in the region of the armed conflict. It has also led to damage of our network equipment in the region followed by related losses. Should the economic and political situation in Eastern Ukraine become further destabilized, this may adversely affect our business, financial condition and results of operations as well as cause regulatory uncertainties.

        These events have resulted in heightened tensions between Ukraine and the Russian Federation and have strained relationships of the Russian Federation with the United States and the European Union, which may adversely impact our business. Furthermore, should tensions between the Russian Federation and Ukraine continue or increase, or should the economic and political situation in Ukraine become further destabilized, our business interests in Ukraine and other impacted regions may be adversely affected or targeted. The continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on our business in Ukraine, our financial condition and reputation.

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

        If we are unable to protect our business entities in the countries in which we operate from the withdrawal or suspension or regulatory scrutiny, this may adversely affect our business, financial condition and results of operations. For example, in June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. Further various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties and revocation of all licenses. Total amount of damages was calculated and determined on the basis of all the aforementioned claims against Uzdunrobita and amounted to $587 million (RUB 18,375 million) payable in equal installments over eight months.

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

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation period. Uzdunrobita was later liquidated.

        In 2012, we filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), part of the World Bank Group, in Washington, D.C.

        On July 31, 2014, we and the Republic of Uzbekistan signed a settlement agreement (the "Settlement Agreement") which motivated us to reenter Uzbekistan market through a joint venture with MTS holding a 50.01% in the charter capital of the joint venture, while the remaining 49.99% belongs to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the settlement agreement in the International Court of Arbitration under International Chamber of Commerce in Paris (ICC).

        On September 24, 2014, in accordance with the Settlement Agreement, the authorities of the Republic of Uzbekistan granted the joint venture with 2G, 3G and LTE licenses, provided necessary frequencies and numbering capacity, fostered entrance into lease agreements for communication channels and issued all permissions required to the joint venture so it could operate and offer full telecommunications services throughout Uzbekistan. The joint venture has also received guaranties for investment protection and return of investments in accordance with the laws of the Republic of Uzbekistan.

        On November 2014, ICSID has discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan following the submission of a joint application by both parties.

        On December 1, 2014, the joint venture, named UMS, launched sales of SIM cards through its proprietary network of 20 stores and through another 230 independent locations throughout Uzbekistan and started provision of 2G/3G telecommunication services on the entire territory of Uzbekistan.

        See also "—Political and Social Risks—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs" and "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations.

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

        The Group operated in Turkmenistan under a trilateral agreement signed in November 2005 by BCTI, MTS and the Ministry of Communications of Turkmenistan valid for a period of five years with a possibility to extend its term. In accordance with certain provisions of this agreement, BCTI shared net profits derived from its operations in the country with the Ministry of Communications of Turkmenistan.

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

        In addition, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections including the State Labor Inspection Service may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, we may assume risks of potential claims from subscribers and regulating authorities regarding former activities of the acquired or merged businesses.

        Generally, communication networks are vulnerable to physical or software break-ins, viruses, unauthorized interferences and similar events. Should such events occur with respect to our network elements, we may become subject for additional inspection by the regulatory authorities. Although we obtain all necessary permissions and certificates for the operation of our equipment and provide measures to protect confidential information, our failure to fully comply with all legislation requirements could result in the imposition of fines or penalties, additional government regulations, substantial additional compliance costs, disruption of our business including its suspension or termination, and other adverse effects.

        There were two administrative investigations initiated by NCCIR against MTS Ukraine in 2014. Though both were closed with non-pecuniary fines, any breach of the Ukrainian Law "On Telecommunications" in the future may negatively influence our business. Article No. 55 of the Ukrainian law "On Telecommunications" states that a license may be terminated, inter alia, in case there is an act on repeated breach of the license terms. In addition, in 2015 the Prosecutor General's Office of Ukraine started criminal proceedings on the fact of "unauthorized intervention" in the operation of MTS Ukraine telecommunication network in Crimea on 15 and 16 March, 2014. The outcome of the investigation is currently unclear. Possible legal risks or risks concerning our license terms and conditions arising from the proceedings might adversely affect our business, financial condition and results of operations.

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

        Minority shareholder protection under Russian law principally derives from (a) supermajority shareholder approval requirements for certain corporate actions, (b) the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions, and (c) shareholders' right to challenge decisions of the company's management bodies in certain circumstances. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. In practice, enforcement of these protections has been poor. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

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

According to Russian legislation, shareholders/participants of Russian companies have an opportunity to demand either liquidation of a company in a judicial proceeding or exclusion of other shareholder/ participant (except for public joint stock companies) from the company.

        According to the amendments to the Civil Code of the Russian Federation which came into effect on September 1, 2014, shareholders and participants of Russian companies have, inter alia, the following rights which can be executed via judicial proceedings:

  a)
  to demand the liquidation of a company in case of failure to achieve targets for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and

  b)
  to demand exclusion of a shareholder/participant (except for the public joint stock companies, including MTS) whose actions/inactivity either cause significant harm or hampers the company's operations.

        In this regard, considering the lack of practice in applying these regulations, we cannot rule out the possibility of filing of such claims against us. Should such claims be brought, this may have a negative impact on our business, financial condition and results of operations.

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

  •
  the amendment of our charter in a manner that limits shareholder rights; and

  •
  decisions on delisting shares or convertible securities of the company from a stock exchange.

        For example, from 2004 through December 31, 2014, we merged over 56 of our wholly owned subsidiaries into MTS. Following the approval of the first of the series of mergers we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles ($446.3 million as of the date of repurchase). Also, on March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($67,000 as of the date of repurchase). In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of issued share capital were repurchased for RUB 4.8 billion ($161.3 million as of the date of repurchase). Also as a part of our reorganization during 2013 a total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million (approximately $650,000 as of March 31, 2013) and during 2014 a total of 9,935 MTS ordinary shares representing 0.0005% of our issued share capital were repurchased for RUB 2.1 million (approximately $57,000 as of August 13, 2014).

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

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by an authorized governmental body, the Federal antimonopoly service of the Russian Federation.

        On December 6, 2014, the amendments to the Strategic Foreign Investment Law came into effect. The law stipulates that foreign investors are obliged to obtain prior approval of transactions envisaging the acquisition of right of ownership, possession or use of property classified as the fixed production assets of a strategic company and the value of which represents 25% or more of the balance sheet value of the assets of such company as of the last reporting date, according to accounts. In addition, foreign investors are required to notify this authorized governmental body about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies were required to notify the authorized governmental body about their current shareholding in such companies. Commencing December 6, 2014, a foreign investor is obliged to notify the authorized governmental body about the fact of conducting above- mentioned transactions.

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

Regulatory changes in Russia, including the reduction of settlement rate, regulation of other inter-carrier and subscriber tariffs, the mobile number portability principle and others, as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations.

        Following an amendment to the Federal Law on Communications, which became effective July 1, 2006, fixed line operators began charging their subscribers for calls to mobile phone users and started to transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is established by the regulator and is known as the "settlement rate." The Ministry of Communications and Mass Media is considering altering the approach to inter-carrier settlements in Russia and the subsequent lowering of the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins. In September 2013, the Government commission on telecommunications supported the proposal of the Ministry of Communications and Mass Media to simplify the process of traffic transmission within one sub-federal region, as well as to simplify the process of traffic transmission within the voice and data networks while transmitting voice information within one sub-federal region of the Russian Federation. The exact changes to the current regulations may be significant, including the regulation of interconnect leading to operators' inability to determine the autonomous pricing of interconnect rates.

        In November 2014, the Government of Russia considered a proposal on reconsideration of the interconnect regulation approach submitted by the Ministry of Communications. It is unclear yet how this proposal may be implemented, however it may potentially lead to reduction in traffic transmission revenues. The final decision on the implementation of this proposal has not been made yet.

        The changes to the Federal Law "On Communications" regarding the ability of a subscriber to retain the telephone number after switching from one operator of mobile communications to another (mobile number portability ("MNP") were signed by the President of the Russian Federation on December 25, 2012 and came into legal force on December 1, 2013. To enable subscribers to use MNP, a certain number of regulatory legal acts were passed. The introduction of the rules on number portability in mobile networks may lead to subscribers' churn, as well as to an increase in costs for attracting and retaining customers, which may have a significant adverse effect on our financial condition and results of operations. Moreover, the introduction of MNP imposed additional costs on the operators of mobile communications due to the necessity of implementing several complex and resource-intensive actions involving organizational and technical infrastructure, the requirement to improve the software of telecommunication facilities, and change certain business processes.

        There are various difficulties that we face in implementing MNP principle including difficulties in applying established customer practices. The implementation of the MNP principle may therefore lead to the interference of antimonopoly authorities and legal actions. For example, MegaFon filed a claim against us after winning a contract on rendering services to the members of the Council of the Federation, which was partially satisfied by FAS.

        From March 1, 2014, if an operator fails to pass a subscriber's number to another operator it is obliged to render the services free of charge. The duration of any free of charge services will start from the planned date of passing the number until the effective date of the transfer. This initiative came into force on March 1, 2014 and placed additional responsibility on the operators whilst exposing operators to the risk that certain subscribers may seek to improperly take advantage of this system by engineering delays in the MNP process. Starting from April 8, 2014, the operators are obliged to pass a subscriber's number to another operator no later than the eighth day from the individual subscriber's application date and on the twenty ninth day in case the subscriber is a legal entity, unless otherwise indicated in the subscriber's application.

        On February 3, 2014, a plan of measures for "Development of competition in electronic communications" was approved by the Government Regulation No. 130-R. According to the plan, the Ministry of Communications of the Russian Federation and the Federal Tariff Service will have to submit to the Government of the Russian Federation a report on assessment of possibility to port subscribers' numbers within fixed line networks ("LNP"- local number portability) as well as within data transmission networks. At the end of January 2015, the press reported that the Ministry of Economic Development submitted to the Ministry of Communications, the Federal Tariff Service, the FAS and the Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing a proposal to implement the service of retaining the telephone number after switching from one fixed line operator to another, however the concept of LNP is not yet developed. In March 2015, the press reported that FAS upheld the initiative and suggested to develop pilot projects on launching the service when the Ministry of Communications opposed the proposal. The changes, should they be introduced, may lead to additional costs and intensify competition. In addition, in case the regulator imposes requirements on granting the infrastructure obligatory for fixed line operators while implementing the service, this may affect our business.

        In December 2013 and in July 2014, the State Commission for Radio frequencies introduced a number of modifications to the conditions of using the frequency band for 3G and 4G. These changes resulted in implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE) and 1800 MHz (LTE). The Government Regulation No. 480 dated May 24, 2014, requiring that tenders shall be held mainly in the form of auctions, came into force on June 6, 2014. These changes may strengthen competition in the market as well as add costs for development of the network infrastructure.

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

        Moreover, a draft law regulating the equipment used in telecommunications network was introduced for consideration by the State Duma of the Russian Federation. This draft law would require us to use telecommunications equipment produced by Russian companies (i.e. those which are tax residents of the Russian Federation). The software in such equipment should have open source code. The draft law permits the use of foreign equipment in case there is no similar equipment produced by Russian companies. It is not yet clear how the restrictions can be applied since there are no Russian producers of much of this equipment. If this draft law is adopted, we could encounter severe difficulties in our operations.

        On December 9, 2014, Government Regulation No. 1342 adopted the rules of rendering the telephone communications services, that include several amendments. These include an obligation for operators to inform the subscribers of any changes in tariff plans via sms, the limited ability of operators to charge subscribers for switching to another tariff plan as well as the possibility of subscribers to demand back the advance payments made without termination of contract. Adoption of the rules could materially adversely affect our revenues.

        According to press reports, a proposal to ban direct connection of regional and local networks to foreign networks is being considered. All traffic is to be carried through the networks of nationwide operators. The list of nationwide operators has not been specified yet. In case such initiative is implemented and MTS is not included in the list of nationwide operators, this may lead to an increase in traffic transmission costs, inability to develop the infrastructure outside the Russian Federation and/or inability to exchange traffic with our subsidiaries located outside the Russian territory. Furthermore, this may lead to greater subscriber churn.

        According to Government Regulation No. 1240 dated November 24, 2014, starting from January 1, 2015, federal public bodies were vested with a right to make decisions on using data transmission network of government bodies, which is a part of infrastructure ensuring information and technological interaction with the information systems used for rendering state and municipal electronic services for the purposes of exercising public functions. To date, the single operator of infrastructure of electronic state services is Rostelecom. Adoption of the Regulation may adversely affect our revenues with regard to the B2G market segment due to competitive disadvantage.

        On October 14, 2014, the Russian president signed a law incorporating amendments to the Federal Law On Mass Media dated December 27, 1991. The amendment which comes into force on January 1, 2016, introduces limitations on the abilities of foreign entities to own, control or run Russian media business. Since MTS is a company with both Russian and foreign shareholders and our web site is registered as mass media resource, this might cause additional operational expenses for re-registration of the web resource. If we are unable to comply with the law requirements, this may lead to suspension of our web site license.

        Currently the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of spheres including property, and a number of others. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

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

The failure of our subsidiaries that are subject to regulations as natural monopolies to comply with the requirements of the Federal Law No. 223 "On Procurement Process," inter alia, in case of collective tendering can lead to penalties on our subsidiaries.

        One of our subsidiaries, MGTS, is categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. Another our subsidiary, Comstar-regions, operating in Khanty-Mansiysk Autonomous District is also categorized as a natural monopoly in the public telecommunications market of this Region. According to the Federal Law No.223 "On Procurement Process" which came into legal force on July, 18, 2011 with recent amendments dated December 28, 2013, natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to penalties.

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

Recent novelties concerning regulation on personal data such as, for example, ban on processing of Russian citizens' personal data in databases located outside Russia and obligation to provide information concerning all Russian citizens' personal data to "Roskomnadzor" may pose additional compliance risks for telecommunications operators.

        According to the Federal Law No. 242- dated July 21, 2014, operators are obliged to record, systemize, accumulate, store, clarify (update, modify) and retrieve Russian citizens' personal data using databases located only within Russia, as well as to provide Roskomnadzor with the information on location of databases containing all citizens' personal data.

        The adopted law may cause restrictions on the provision of information services as well as impose penalties on operators for failure to comply with the legal requirements for the following reasons:

        Information transfer assumes that volume of information and period of its storage at the receiving party are limited. Therefore, the law, in fact, prohibits cross-border personal data transmission (processing) that may cause inability to provide information services for Russian citizens connected with cross-border personal data processing and/or involvement of foreign partners.

        Telecommunication operator's activity while rendering communication services assumes exchange of personal data with foreign partners. Uncertainties with respect to the Russian legislation do not allow to unambiguously define legitimacy of such activity with the adoption of this law.

        No standard definition of a database exists in the law. According to definitions of a database given in the Article 1260 of the Civil Code and in GOST 20886, different documents and virtual objects (for example, MS Office files) may be referred to as a database. Therefore, the combination of such objects and their location in a complex information structure may be prone to ambiguous interpretation.

        The date of the entry into force of the Federal Law No. 242 was shifted from September 1, 2016 to September 1, 2015, which reduces time for operators to comply with the law requirements. Failure to comply with the legal requirements may lead to the imposition of penalties.

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

        In November 2012, NCCIR issued the statements regarding MNP, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July 5, 2013 with the beginning of switching to other operators from December 20, 2013. On December 30, 2013 a resolution that postponed the beginning of service provision to July 2014 came into legal force, however, implementation of MNP service was cancelled later on by a court decision. Currently NCCIR is seeking for market participants' advice on introduction of MNP service. The working group of stakeholders was organized in order to develop the service rules. The date of the service introduction has not been specified yet.

        According to the Law of Ukraine No. 1166 "On prevention of financial disaster and creation of preconditions for the economic growth in Ukraine," the fee for use of radio frequency resource was doubled. The increase in fee for the use of radio frequency resource and similar legislative changes regulating telecommunications industry may materially adversely affect our business, financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Legislation."

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

        On July 14, 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax audit. Additionally, according to amendments to the Tax Code of the Russian Federation, effective January 1, 2007, the three-year statute of limitations may be extended if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" or "created insurmountable obstacles" in respect of a tax audit and to ultimately seek review and possibly apply penalties beyond the three-year terms. According to Presidium of High Arbitrazh Court Resolution No. 4134/11 of

September 27, 2011, the statute of limitations for tax penalties is calculated starting from the day immediately following the expiration of the tax period when the violation was committed.

        On March 17, 2009, the Constitutional Court of the Russian Federation issued a decision preventing the Russian tax authorities from carrying out a subsequent tax audit of a tax period if, following the initial audit of such tax period, a court decision was made concerning a tax dispute between the relevant taxpayer and the relevant tax authority arising out of such tax period, and such decision has not been revised or discharged. The Constitutional Court of the Russian Federation then issued Decision No. 138-O-P on January 28, 2010, which confirmed the above approach. Subsequently, the Presidium of High Arbitrazh Court held in several cases that under certain circumstances (in particular, when the case has not been considered in substance) a superior tax body is still entitled to conduct a tax audit with respect to re-opened tax periods and taxes already reviewed during the initial tax audit; however, the circumstances under which the audit is conducted should differ from the initial ones (No. 14585/09 of March 16, 2010, No. 17099/09 of May 25, 2010, No. 7278/10 of October 20, 2010).

        There is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Any such review could, if it concluded that we had significant unpaid taxes relating to such periods, have a material adverse effect on our business, financial condition, results of operations and prospects.

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers which are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated tax paying group, the law also limits certain transactions within the group (e.g. corporate restructurings). In 2014, we concluded an agreement with tax authorities, according to which the consolidated taxpaying group of taxpayers will start functioning from 2016.

        In addition, intercompany dividends are subject to a withholding tax of 0% or 13% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. Amendments to the Tax code effective in 2014, introduced an increased withholding tax rate of 30% for dividends to be applied where particular information have not been provided to the custodian regarding the holders of securities held in a foreign nominee holder, foreign authorized holder or depositary program custody accounts. The amendments to the Russian Tax Code, which came into effect from January 1, 2015, exclude dividends from the scope of payments subject to 30% withholding tax rate. The above changes and potential difficulties they create related to varying interpretation of the Tax Code provisions concerning withholding tax rates may affect the investment prospects of the Russian companies.

        In addition, it is currently unclear how draft amendments to the Tax Code of the Russian Federation planned for 2015 might affect our business, financial condition, results of operations and prospects.

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

        Based on the results of their audit in August 2012, the tax authorities of Uzbekistan assessed $669 million (RUB 21,390 million) in additional taxes, penalties and fines payable by Uzdunrobita. Afterwards all tax disputes were closed, and the total amount of damages incurred by the state was calculated on the basis of all claims against Uzdunrobita which amounted to $587 million (RUB 18,375 million). After paying two scheduled installments totaling $147.5 million (RUB 4,583.4 million) and making partial payment of the third installment amounting $15.9 million (RUB 481 million) and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations. We also filed a claim against the Republic of Uzbekistan in the ICSID, part of the World Bank Group, in Washington, D.C. On July 31, 2014, MTS and the Republic of Uzbekistan signed the Settlement Agreement which resulted in MTS' reentrance into Uzbekistan and rendering mobile telecommunication services in the country. See also "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations," and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

Russian anti-offshore policy may have adverse impact on our business, financial condition and results of operations.

        In the past few years, the Russian Federation like a number of other countries in the world has been actively involved in a discussion of measures against tax evasion by the use of low tax jurisdictions as well as aggressive tax planning structures.

        The new rules of controlled foreign companies (CFC) came into force on January 1, 2015. The rules oblige Russian taxpayers being controlling persons of a foreign company to submit to the tax authorities both standard notifications on participation in CFC and tax declarations. Profit generated commencing in 2015, including retained earnings, is subject to taxation in the Russian Federation. The innovations could impose additional tax on the undistributed profits of any foreign entity controlled by us (in proportion to such controlling stake) at the rate of 20%. These innovations caused amendments to the Tax Code providing for liability in case of non-disclosure or incomplete disclosure of information on CFCs and the non-payment or underpayment of relevant tax.

        On November 4, 2014, the President of the Russian Federation signed the Federal law No. 325 "On ratification of the Convention on Mutual Administrative Assistance in Tax Matters."

        Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions.

        Lack of law enforcement practice may cause difficulties in interpreting the above-mentioned laws by the Russian tax authorities. It is also currently unclear how the enacted laws could affect our counterparties, which may be registered in off shore jurisdictions.

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

        Furthermore, with the entry into force of the new Tax Code of Ukraine (the "TCU"), there is uncertainty in regards to tax accounting of payments for the use of computer software. As part of its business, MTS Ukraine purchases limited end-user rights for the use of computer software. Currently, there are no clear rules for the classification of the payments made by MTS Ukraine for these purchases. Under the TCU, these payments may be treated as payments for intangible assets or as payments for fixed assets. Tax authorities of different levels have provided inconsistent tax clarifications on this matter. The tax rate applicable to these payments will vary according to their classification.

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

        On December 28, 2014, the Act on Improvement of Tax Control on Transfer Pricing was approved. From January 1, 2015, business transactions that have an impact on taxable profits with related parties non-Ukrainian entities or non-related entities of states, where the Corporate Profits Tax rate is less than 13%, are controlled if the value of all transactions with the same counterparty exceeds 1 million hryvnias (net of VAT).

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

        The changes introduced into the new Tax Code of the Ukraine during 2012 created a duty to pay advance installments on tax on profits on a monthly basis and retained the duty to pay advance installments on dividend payments. Before 2013, tax on profits charged for the accounting period was reduced by the amount of advance installments made on dividend payments. In 2013 such reductions were not taken into account and we were obliged to pay the new monthly advance installment on the tax on profits as well as the advance installments on the dividend payments, which increased our tax expenses. However, following a new law issued on July 31, 2013 it became possible to reduce the tax on profits by the amount of advance installments on dividend payments but commencing March 1, 2014 when the 2013 and 2014 tax return is filed. But the form of tax return applied for 2013 and 2014 does not provide for such reduction.

        On March 27, 2014, the Act on Finance Crisis Prevention was passed in Ukraine. Several provisions in the Tax Code have been changed by the act which may affect our business in Ukraine, in particular, doubling of the fees for frequency usage.

        On December 28, 2014, the Act on tax reform was passed, that changes TCU by introducing the new VAT base and the electronic VAT administration system. From January 1, 2015 the VAT base for taxable supplies cannot be lower than the purchase price for purchased goods/services and/or the cost for produced services; and/or the net balance value of non-current assets. From February 1, 2015 till July 1, 2015 the electronic VAT administration system operates in a test regime: all VAT invoices are issued in electronic form and registered in the unified register. Failure to register a VAT invoice on time is subject to 20-50% fines depending on the overdue period. From July 1, 2015, the registration of VAT invoices will be available if the supplier has sufficient input VAT and/or has a sufficient balance in its State Treasury electronic VAT account accumulated with cash from supplier's bank account.

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

        Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to all "controlled" transactions, provided that the transaction price differed from the market price by more than 20%. "Controlled" transactions included transactions with related parties, barter transactions, foreign trade transactions and transactions with significant price fluctuations (i.e ., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20%). Special transfer pricing provisions were established for operations with securities and derivatives. Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There has been very little guidance (although some court practice is available) as to how these rules should be applied. These transfer pricing rules apply with respect to transactions that occurred before January 1, 2012.

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

        If the Russian tax authorities were to impose significant additional tax liabilities through the introduction of transfer pricing adjustments, they could have a material adverse impact on our business, financial condition and results of operations. Adoption of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities. In addition to the usual tax risks and tax burden imposed on Russian taxpayers, the uncertainties of the new transfer pricing rules complicate tax planning and related business decisions. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed in such rules. Uncertainty of the new rules may also require us to expend significant additional time and material resources for implementation of our internal compliance procedures. Tax authorities could impose additional tax liability as well as 20% penalties on the underpaid tax in case the prices or profitability are outside the market range and if the required transfer pricing documentation has not been prepared, which could have a material adverse effect on our results of operations and financial condition.

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

        Starting from January 1, 2013, telecommunications operators are required to enter into agreements with owners of roads whose public access areas host telecommunication equipment. These agreements have to contain certain provisions prescribed by the Russian Ministry for Transportation and the Russian Ministry for Economic Development and Trade. To date, no list of such provisions has been adopted. There is a risk of imbalance in the commercial interests of the operators and road owners in case such list is adopted.

        Consequently, any adverse changes in legislation relating to the regulation of interaction between the owners of roads and telecommunications companies could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Telecom operators will be obliged to sign agreements with both, owners of the roads and with owners of land located within road areas where telecommunication equipment is installed. On September 5, 2014, the Ministry of Transport adopted Order No. 240 "On approval of the procedure for determination of fees for public easements in respect of land plots within the boundaries of road rights-of-way (except for private roads) for laying, moving, conversion and operations of utility lines." The Order establishes annual payment in the amount of 0.12% of the cadastral cost of the land plot.

        After the Ministry of Transport of the Russian Federation in coordination with the Ministry of Economic Development adopts the Order setting out key terms of agreements between telecommunications operators and owners of the roads, telecommunications operators will be obliged to enter into these agreements. Federal public bodies are currently considering a draft of the Order.

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

Recent Russian legislation changed the approach towards disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote.

        Pursuant to recently enacted legislation, depositaries, and as a result, ADS holders, are not able to vote in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information includes the identity of the holder of the ADSs and the number of shares attributable to each ADS holder.

        Nevertheless the legislation stipulates that the issuer, CBR, Russian courts and pretrial investigation agencies may request such lists of depositary receipt holders from the holder of depositary program depo account. The holder of depositary program depo account shall take all reasonable measures in order to provide such information. In case of non-compliance with the above requirements, the CBR may suspend, or impose limitations on, transactions with securities held in the relevant accounts of Russian custodians for a period of up to six months. As a result, the shares underlying the ADSs may be blocked and it may be impossible to deposit or withdraw the shares into or from the depositary program. Overall, there is lack of practice and official interpretation in relation to the new rules related to shares underlying ADSs as well as uncertainties with respect to exercise of certain rights attaching to shares underlying ADS holders in view of the new rules which could complicate the exercise of right to, and the ability to derive benefits from, the shares represented by ADSs.

The market price of our ADSs has been and may continue to be volatile.

        The market price of our ADSs experienced, and may continue to experience, significant volatility. For information on the closing price of our ADSs on the New York Stock Exchange, see "Item 9. Offer and Listing Details—A.4. Market Price Information."

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

  •
  sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and

  •
  impact and development of any investigation or lawsuit, currently pending or threatened, or that may be instituted in the future.

        For example, market price of our ADSs experienced significant volatility during 2014 due to an economic downturn coupled with legal proceedings relating to our beneficial owner, as disclosed in more detail by Sistema.

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

        Given the above, we cannot provide any assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

        See also "—Recent Russian legislation changed the approach towards disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote."

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

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. The tax burden may be reduced to 5% or 10% under the United States—Russia income tax treaty for eligible U.S. holders; a 5% rate may potentially apply for U.S. holders who are legal entities owning 10% or more of the company's voting shares, and a 10% rate applies to dividends paid to eligible U.S. holders in other cases, including dividend payments to individuals and legal entities owning less than 10% of the company's voting shares. However, according to the recent amendments to the Tax Code, U.S. holders will only be able to utilize the 5% reduced rate through tax reimbursement procedures, as the tax agent is required to use the baseline tax rate established by the code or the applicable tax treaty, whichever is appropriate. See also "Item 10. Additional Information—E. Taxation—United States—Russia Income Tax Treaty Procedures."

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

        Income received by a foreign company from the sale, exchange or other disposal (assuming that such income is not related to a permanent establishment of a foreign company in Russia) of shares (participation interest) in an organization in which over 50% of the assets consist of immovable property located in Russia, as well as financial instruments derived from such shares, is treated as income derived from a source in the Russian Federation and is subject to withholding tax at a rate of 20%. However, gains arising from the disposition of the securities which are traded on an organized stock exchange are not treated as Russian-source income, and should not be subject to taxation in Russia.

        The amount of such income is typically determined as the sales price of shares (participation interest). However, if documentary support for the acquisition cost of the shares (participation interest) is available, the tax may instead be assessed on the basis of the difference between the sales price and the acquisition cost (including other related costs) if documentary evidence of such costs is submitted to the tax agent. The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions with securities. However, an exemption applies if immovable property located in Russia constitutes more than 50% of a company's assets and the securities are traded on a foreign stock exchange. The determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia does not currently and will not constitute more than 50% of our assets as at the date of the sale of ADSs by non-residents.

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

        The taxation of income of non-resident individuals depends on whether this income is received from Russian or non-Russian sources. Russian tax law does not give a definition of how the "source of income" should be determined with respect to the sale of securities, other than that income from the sale of securities which takes place "in Russia" should be considered as Russian source income. As there is no further definition of what should be considered to be a sale "in Russia," the Russian tax authorities have a certain amount of freedom to conclude what transactions take place in or outside Russia, including looking at the place of the transaction, the place of the issuer of the shares, the location of the registrar recording the transfer of legal title to the relevant securities or other similar criteria.

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

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, the central registration system in Russia is under development. Starting from October 1, 2014, share registers of all joint stock companies shall be maintained by independent licensed registrars. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar, however companies are no longer able to maintain the registers themselves. It is also not clear what criteria should be applied in defining the independence of such a licensed registrar.

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

        In addition, certain amendments to the Civil Code of the Russian Federation entered into force on October 1, 2013 regarding the transfer and restitution of securities that are aimed at protection of rights of security holders and on September 1, 2014 regarding the regulation of legal entities and their corporate governance. It is however unclear how these new provisions will be applied.

        In addition, on July 6, 2012 a central depositary was introduced in Ukraine. Such central depositary is to hold the shares of all joint stock companies in Ukraine. The methods of dividend payments was also changed: according to the new rules the joint-stock company transfers dividends to the CSD through the operating account at the special processing center in order to enable the central depositary make the onward transfer to the parties eligible to receive dividends. The changes came into force on October 12, 2013 and could affect the timing of dividend payouts.

        The Regulation No. 591 of the National Bank of Ukraine "On amendments to Certain Legislative Acts of the National Bank of Ukraine" that entered into force on September 23, 2014 and expired on December 2, 2014 set the restriction on a number of operations in foreign currency, including repatriation of dividends to the foreign investor. On December 1, 2014, the National Bank of Ukraine adopted a new regulation (Resolution No. 758) with effect from December 3, 2014, which extended the application of certain currency control restrictions, including the above-mentioned repatriation of dividends (except for the dividends on securities traded on stock exchange) to March 3, 2015. The restriction terms were later prolonged till June 3, 2015, which may adversely affect our cash flow and results of operations.

        See also "—Recent Russian legislation changed the approach towards disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote."

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

Because no standard definition of an average monthly service revenue per user ("ARPU"), average monthly usage per user ("MOU") or churn exists in the telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

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

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million (RUB 3,693 million) in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million (RUB 6,481 million) in cash. In May 2006, we started operations under the MTS brand in Uzbekistan. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information ("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. Simultaneously various Uzbek government agencies claimed multiple violations by Uzdunrobita, which having passed through numerous court hearings resulted in heavy penalties which Uzdunrobita has been unable to satisfy. Uzdunrobita has submitted its application initiating self-bankruptcy procedures to relevant Uzbek court. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six month liquidation procedures, which we understand to be still in place following several extensions. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. In July 2014 the disputes between us and Republic of Uzbekistan were resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. Furthermore, a new mobile operator, UMS, was established by governmental authorities of Republic of Uzbekistan. On September 24, 2014, an ownership interest of 50.01% in UMS was transferred to us as an incentive for reentrance into the country by the State Unitary Enterprise "Center of radio communications, radio broadcasting and television," the second shareholder of an operator, on behalf of the Republic of Uzbekistan. We started operations in Uzbekistan in December 2014. Please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

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

        Prior to April 1, 2011, Comstar operated in both the Moscow and other fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. After April 1, 2011, we continued, and still continue to provide these services. Among our subsidiaries is MGTS, Moscow's incumbent fixed line operator with "last mile" access (the final phase of delivering connectivity from a communications provider to a customer) to approximately 96% of the households in Moscow.

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

        In April 2013, MTS, through its wholly-owned subsidiary, acquired a 25.095% stake in MTS Bank for 5.09 billion rubles ($163.5 million as of April 3, 2013) through an additional share issuance by the bank. The transaction was concluded in accordance with the terms of an indicative offer between MTS, MTS Bank and Sistema. MTS and MTS Bank have also concluded a profit-sharing agreement pursuant to which MTS and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project, respectively. The MTS Dengi project was launched by MTS and MTS Bank in 2013 and is aimed at providing customers throughout Russia with a variety of payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. In December 2014, we increased our interest in MTS Bank from 26.3% to 27.0% through participation in an additional share issue of MTS Bank.

        In December 2014, we acquired controlling stakes in Penza-GSM, SMARTS-Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies within the regions mentioned. The acquisition enhances our spectrum resources in the above mentioned regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date.

        In April 2014, we acquired a 10.82% stake in OZON Holdings Limited through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million ($75 million). The cooperation with OZON makes new distribution channels available to us.

Capital Expenditures

        We spent in total RUB 92,599 million in 2014 for network development in Russia and the other countries where we operate, which included RUB 74,243 million in cash expenditures on property, plant and equipment, and RUB 18,356 million for the purchase of intangible assets. We expect to spend approximately RUB 85 billion in 2015 for the on-going roll out of Long-Term Evolution ("LTE") networks throughout Russia and enhancements to 3G networks, continued deployment of our Gigabit Passive Optical Network ("GPON") in Moscow and Moscow Region, maintenance capital expenditures as well as preparation for 3G roll-out in Ukraine, maintenance capital expenditures in Armenia and build out of 3G networks in Turkmenistan and capital expenditures for resuming activity in Uzbekistan. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2015 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2015 excludes expenditures that may be made in connection with acquisitions or new licenses. A breakdown of our capital expenditures in 2014 by country is set forth below. For the first quarter of 2015 and continuing into the second quarter, our principal capital expenditures have related and will continue to relate to the build-out of our network and GPON project which we have financed through operating cash flows.

        We spent RUB 1,937 million, nil million and RUB 2,755 million in 2012, 2013 and 2014, respectively, for acquisitions of subsidiaries, net of cash acquired.

Russia

        We spent RUB 86,162 million in 2014 for network development in Russia, including RUB 69,345 million in cash expenditures on property, plant and equipment, and RUB 16,817 million for the purchase of intangible assets.

Ukraine

        We spent RUB 4,210 million in 2014 for network development in Ukraine, including RUB 3,176 million in cash expenditures on property, plant and equipment, and RUB 1,034 million for the purchase of intangible assets.

Turkmenistan

        We spent RUB 1,084 million in 2014 for network development in Turkmenistan, including RUB 997 million in cash expenditures on property, plant and equipment, and RUB 87 million for the purchase of intangible assets.

Armenia

        We spent RUB 1,142 million in 2014 for network development in Armenia, including RUB 724 million in cash expenditures on property, plant and equipment, and RUB 418 million for the purchase of intangible assets.

Uzbekistan

        In 2014 our capital expenditures in Uzbekistan were not significant and totaled to RUB 0.6 million.

Belarus

        MTS Belarus spent RUB 3,534 million in 2014 for network development, including RUB 2,319 million in cash expenditures on property, plant and equipment, and RUB 1,215 million for the purchase of intangible assets. We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.    Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia and the second largest in Ukraine in terms of mobile subscribers. According to our estimates, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

        As of December 31, 2014, we had a mobile subscriber base of approximately 98.8 million (approximately 74.6 million in Russia, 20.2 million in Ukraine, 2.1 million in Armenia, 1.7 million in Turkmenistan and 0.2 million in Uzbekistan, which is an increase of 4% compared to December 31, 2013. We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 29% market share as of December 31, 2014, based on TMT consulting data. Our revenues for the year ended December 31, 2014, were RUB 410,758 million, an increase of 3.1% from the year ended December 31, 2013. Our net income for the year ended December 31, 2014, was RUB 51,822 million, a decrease of 35.1% from the year ended December 31, 2013.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2014 approximately 91% of our revenues came from operations in Russia; approximately 8% of our revenues came from operations in Ukraine; and approximately 1% of our revenues came from operations in other countries, respectively.

        As of December 31, 2014, approximately 75% of our mobile subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, as of December 31, 2014, we had a 31% and 34% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2010	103.3
2011	101.1	(2)
2012	95.8	(3)
2013	94.7	(4)
2014	98.8

(1)
Excludes MTS Belarus subscribers as its results of operations are not consolidated in our financial statements. For the years ended December 31, 2010, 2011, 2012 and 2013 we defined a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of Prepaid tariffs) or whose account does not have a negative balance for more than this period. Starting from 2014, we define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. The number of subscribers was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

(2)
Excludes Turkmenistan subscribers.

(3)
Excludes Uzbekistan subscribers.

(4)
Excludes Uzbekistan subscribers and restated to reflect 3 months active subscribers.

        In 2012, we ceased to provide mobile cellular communications services in Uzbekistan as all operating licenses of our subsidiary, Uzdunrobita, were withdrawn by the State Agency for Communications and Information of Uzbekistan on August 13, 2012. We resumed our operations in Uzbekistan in December 2014. As of December 31, 2014, we gained a subscriber base of 0.2 million. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country for two years. In 2012, our operating license was reinstated and as a result our operations in Turkmenistan were resumed. Our subscriber base amounted to approximately 1.7 million subscribers as of December 31, 2014. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to AC&M-Consulting, overall mobile cellular penetration in Russia was approximately 168.2% as of December 31, 2014, which is a slight increase from 165.8% at December 31, 2013. Mobile cellular penetration in Ukraine was approximately 132.2% as of December 31, 2014, which is an increase from 124.3% as of December 31, 2013. According to our estimates, mobile cellular penetration in Armenia was approximately 118.0% as of December 31, 2014, as compared to approximately 117.3% as of December 31, 2013. Mobile penetration in Turkmenistan was approximately 104.3% as of December 31, 2014, which is a slight decrease from 105.4% as of December 31, 2013, according to our estimates.

        Our consolidated mobile subscriber base increased insignificantly in the first two months of 2015. Specifically, according to our estimates at March 1, 2015, we had approximately 98.9 million subscribers, including approximately 74.6 million in Russia, 20.2 million in Ukraine, 2.1 million in Armenia, 1.7 million in Turkmenistan and 0.3 million in Uzbekistan.

        MTS Belarus had approximately 5.31 million subscribers and a leading market share of 46.1% at December 31, 2014, according to our estimates. As of December 31, 2013 according to our estimates,

MTS Belarus had approximately 5.25 million subscribers and a leading market share of 46.7%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 124% as of December 31, 2014, according to our estimates.

        As of December 31, 2014, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146 million people, throughout the entire territory of Ukraine with a population of approximately 43 million people, throughout the entire territory of Turkmenistan with a population of approximately 5 million people, throughout the entire territory of Armenia with a population of approximately 3 million people and throughout the entire territory of Uzbekistan with a population of approximately 31 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

        In 2012, 2013 and 2014, we significantly expanded our operations in an effort to meet the challenges of our evolving markets and further the goals of our strategy set out in more detail below. Through our acquisition of a controlling stake in Comstar in October 2009, we have become a leading fixed line services provider in Russia.

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 3,403 thousand residential subscribers as of December 31, 2014. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2014, we had 3.7 million residential subscribers and, based on TMT consulting data, we are the largest operator in the Moscow residential broadband market, with a 29% market share. Fixed line services are also provided in Ukraine and Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

        We have also continued to develop our proprietary sales and distribution network organically.

        To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans.

Business Strategy

        Our key strategic goal is leadership in all markets of presence, delivering the best-in-the-market telecommunication experience to our subscribers, including high-speed Internet access at home and on the go, cable TV entertainment with access to best content portfolio and top quality mobile and fixed voice services. We do our best to be at the forefront of LTE development in Russia and CIS and we are focused on building the fastest and most reliable 4G wireless networks and providing the best service to our customers by bringing access to the connected world.

        In order to achieve our goals in 2015 we are continuing to execute our "3D" strategy launched in prior year. Our new strategy envisions three areas of focus: Data, Differentiation, Dividends, and as described below, is a key to sustaining our leadership positions. The "3D" strategy expands and develops our strategic priorities and principles that we formulated in 2013.

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

Current Operations

        We are a provider of wireless and fixed line communications services in Russia, Ukraine, Armenia, Uzbekistan, Turkmenistan and Belarus.

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

        As of December 31, 2014, we had bilateral roaming contracts with 762 wireless operators in 227 countries, including 14 regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

• Blackberry	• Call Barring	• Call Waiting
• Call Divert/Forwarding	• SMS	• MMS
• Caller ID Display and anti-Caller ID Display	• Mobile Office	• Melody Ring Tones
• Conference Calling	• Voicemail	• Missed Call Alert
• Wi-Fi	• Mobile banking	• Itemization of Monthly Bills
• Location-Based Service ("LBS")	• Wireless Application Protocol ("WAP")	• Information and Directory Service
• General Packet Radio Service ("GPRS")	• MTS-Connect	• International Access Service
• Intelligent call assistant	• MTS-Tablet	• WEB and WAP portal
• APN remote access point	• SIM-browser	• Real IP
• Fixed Mobile Convergence	• Point-to-point transfer	• Automatic Customer Care System and Customer Care System via the Internet
• EDGE	• Unstructured Supplementary Services Data ("USSD")	• Ring Back Tone
• E-shop	• High-Speed Packet Access + ("HSPA +")	• Collect call
• Personal cabinet (Internet helper)	• Dual-carrier High-Speed Downlink Packet Access + ("DC-HSDPA+")	• My subscriptions
• LTE	• Mobile TV	• SMS Pro (SMS black list, autoreply, forward, storage)
• MTS-News (ICB Service)	• Black List	• Second Memory (Cloud storage)
• VoD (Video on Demand)	• Data share plan	• LTE RAN Sharing

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

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM-1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 2014, we provided GSM, GPRS and EDGE services with nearly 34,000 2G sites over the geographic area with more than 94% of population of Russia.

3G Technology

        In April 2007, the Russian Ministry of Communications and Mass Media announced the results of a tender for 3G licenses. We were one of three companies, along with Vimpelcom and MegaFon, who received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license is valid through 2017 and covers the entire territory of Russia. In accordance with the conditions set forth in the tender documentation, we, Vimpelcom and MegaFon were required to begin undertaking the construction of a 3G network over a period of two years from the time the license was received. We currently have commercial 3G networks launched in all regions of Russia with the exception of Crimea.

        By the end of 2014, we installed 34,221 3G base stations throughout Russia. Together with 3G networks in Belarus, Turkmenistan and Armenia, we operate 38,679 3G base stations. We have also obtained a permit to use the UMTS 900 standard in Moscow regions and Habarovskiy kray. As of December 31, 2014, our UMTS 900 network consisted of 1,363 base stations.

        We have launched HSPA+ technology which supports up to 21 Mbit per second data transmission speed. We have launched second and third 3G carriers to improve capacity and activated Dual Carrier technology which supports up to 42 Mbit per second data transmission speed in more than 25,000 sites in Russia.

        In 2011, we began to develop a 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. They allow for strong signal performance even in areas where MTS cellular coverage is limited or unavailable. A femtocell network also provides for high speed of data upload and download. The total number of femtocells installed in Russia reached 3,131 by the end of 2014.

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

        In 2014, we started replacing outdated radio access network with SingleRAN technology, while providing IP interfaces and transmission links. In 2015, we plan to significantly expand our 3G network in Turkmenistan launching 3G services in all major cities of the country.

LTE Technology

        In July 2012, the Russian Ministry of Communications and Mass Media announced the results of a tender for national-wide LTE-FDD frequencies. MTS is among the four companies, including Rostelecom, MegaFon, and Vimpelcom which obtained LTE-FDD frequencies in 700, 800 and 2600 MHz bands.

        In September 2012, we began offering LTE-based commercial services in Moscow region where we initially rolled out more than 800 LTE TDD sites. In December 2014, we had 2056 LTE TDD and the 3095 LTE FDD base stations in Moscow.

        In 2014, we started DCS 1800 spectrum refarming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. As of December 31, 2014, we had 14535 LTE sites in 76 regions of Russia. In 2015, we are going to further roll out LTE 800, 1800 and 2600 MHz frequency bands and implement LTE-Advanced with Carrier Aggregation and Voice over LTE services.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. In 2014, we provided full LTE outdoor coverage for two major cities—Gyumri and Vanadzor, LTE coverage in Yerevan was also considerably expanded. Circuit Switch Fall Back (CSFB) functionality is available to all our LTE subscribers.

Other Services

        In addition to cellular communication services, we offer corporate clients a number of telecommunications services such as design, construction and installation of local voice and data networks capable of interconnecting with fixed line operators, installation and maintenance of cellular payphones, lease of digital communication channels, access to open computer databases and data networks, including the Internet, and provision of fixed, local and long- distance telecommunications services, as well as video conferencing.

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

Sales and Marketing

Target Customers

        Our service model is based on the provision of services to differentiated levels of customers to meet the needs of distinctive customer segments as such segments have developed. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments. As part of our business, we provide a wide range of products and services to these customer segments.

        In 2014, we continued to increase mobile broadband users base, develop mobile internet services and strengthen our leadership in data by widening LTE coverage and establishing new quality and the highest speed of 4G internet. In terms of products, we shifted our focus from data options towards package deals integrating both voice and data (range of Smart tariffs).

        Our marketing strategy in 2014 was greatly influenced by the introduction of mobile number portability (MNP) in Russia, and subsequent challenges that it presented. In order to retain customers and enhance their loyalty, we have launched a number of campaigns, such as "500 rubles on mobile internet," MTS Bonus re-launch, New Year campaign "Gifts from MTS" and a number of campaigns with special price offers. The goal of these marketing initiatives is to establish us as the best value operator and the most attractive data services provider in the Russian market.

Advertising and Marketing

        Our advertising and public relations initiatives include:

  •
  brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Belarus, Turkmenistan and Armenia;

  •
  category and loyalty campaigns to inform our current and potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

  •
  product and tariff related advertising and promotions, pricing discounts for various target audiences to demonstrate value for money and cover specific needs.

        The key themes for our advertising campaigns in 2014 were high technologies, devices and advantageous data-offers for active mobile users, such as high-speed internet at advantageous prices.

        In order to build brand awareness and stimulate demand we currently use a combination of various advertising formats, including television, outdoor, newspaper, magazine and radio. Increasingly, we also advertise on-line (with the help of traditional as well as innovative and novel projects) to market and promote our products and services to the broad audiences of current and potential customers. Additionally, our indirect advertising includes sponsorship of selected television programs, sport events, music shows and other popular events. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. For example, we developed a creative frameworks and visual style both for MTS Bank and MTS retail.

        To support our key directions we undertook the following initiatives in 2014 in Russia and in selected other countries in which we operate:

  •
  Loyalty campaigns

    In the year of the introduction of MNP, we had two loyalty campaigns: "500 rubles for mobile internet" and "New Year gifts from MTS" (free mobile internet, calls and text messages) which prove that we value and take care of our subscribers. In addition, we re-launched MTS Bonus with a new concept "Master Bonus" which became more applicable and attractive for MTS Bonus users.

  •
  Voice and Integrated tariffs

    In 2014, the key to the subscriber base growth, MOU development and a drop in churn rate was tariff plan "Super MTS" (the most advantageous rate plan offering free calls within the network, no subscription fee required). 80% of mass-market sales is Super MTS related. We continued to support and develop Super MTS tariff plan, and attracted new users by promoting free calls among MTS subscribers with no need to top up the account, and discount on calls to subscribers of other operators.

    Also, 2014 demonstrated a gradual transition from Super MTS to the range of Smart tariffs (a package of voice and data for active smartphone users at an affordable rate). We have introduced changes to the rate plan twice in order for it to stay the best product on the market. Both times, we have supported the re-launch with full-scale advertisement campaigns on TV, radio and online, as well as with special projects that helped to engage the core of our target audience. For the first time in the history of the Russian advertising industry, we have filmed a full-scale advertisement campaign with the help of a smartphone only. Furthermore, we produced an anti-celebrity campaign by replacing media images with subscribers' selfies. Both, the development of the product and its vigorous promotion, have ensured an increase in awareness rate among the audience and supported the growth of Smart share in MTS portfolio. In 2015, Smart tariffs will become a key MTS product for the mass-market audience and the main focus in our advertising communication and retail.

  •
  Data

    In 2014, we continued to actively develop and promote data services in line with our overall strategy. These development efforts included the promotion of various data options, such as BIT and SuperBIT, which offer an unlimited mobile internet throughout Russia, and MTS Tablet, specifically designed and marketed for the tablet-user audience.

    This year we introduced a new marketing approach for BIT to attract new users of mobile internet by offering unlimited mobile internet for a fixed daily fee instead of a monthly charge.

  •
  Business-to-business offers

    In 2014 we claimed for leadership at the corporate market, via launching a full-scale image campaign across various communication channels, including TV, radio, online, print, airports and business centers. The advertisement campaign did not simply say "we're the best" but showcased our corporate clients who talked about their experience working with MTS. Hewlett-Packard, DHL, Delovye Linii and Home Credit Bank gave evidence to how the use of various MTS b2b products helped them work more effectively and become more successful. The campaign showed excellent results. Many of the campaign key benchmarks, including "motivation" and "creating a positive opinion about the operator" are on a par of those that feature celebrities and are usually more effective. The TVCs of the campaign have had a positive effect not only on the perception of MTS as corporate operator but also on image benchmarks of the brand. The large part of the target audience were covered by the TVCs despite relatively small spendings on their promotion.

    Our corporate clients share their experience of effective cooperation with us in business with high IQ project, this was largely presented on TV and also encompassed radio, print and online media in 2014.

  •
  Handsets sales offers

    During 2014, we continued to reinforce our image as a leading retailer of mobile devices, including affordable MTS branded phones and full range of phones from all other vendors. The growth of smartphones in our subscriber base is still one of the key objectives, so we offered our customers exceptional device pricing, supported by a widely adopted practice of selling SIM-locked devices linked to our network (both MTS branded and devices from other vendors), attractive operator offers, such as mobile internet or rate plans, featuring mobile internet free of charge for a promo period, in order to effectively promote trial usage of mobile internet on smartphones and tablets. At the same time, we are actively promoting sales of tablets to increase their penetration into our customer base.

  •
  Other products and services

    In 2014, residential MTS services were split into two streams:

    Moscow is based upon GPON technology which allows us to provide the best Broadband and TV services compared to competitors. We establish the fastest broadband and the best Digital TV quality with GPON technology as Real Time Bidding.

    Other regions with less modern technologies are more sensitive to competition, therefore "value-for-money" strategy is applied. Regions have various technologies and so far use city-based communication strategy with "value-for-money" approach.

    We keep developing new products. The launch of communication strategy for MTS Satellite TV is in process.

  •
  Regional platforms for Moscow and St. Petersburg

    In order to strengthen business and brand positions in Moscow and St. Petersburg we created special communication platforms for these regions considering the specifics of temper, mentality and values of Moscow and St. Petersburg citizens.

MTS Brand

        In December 2008, we reached an agreement with Sistema Shyam TeleServices Limited ("SSTL") allowing SSTL to use the MTS brand in India. Sistema is the majority shareholder of SSTL with an ownership stake of 56.68%. Under the terms of the agreement, SSTL has had the right to use the MTS brand in India since March 2009, when we started receiving royalties of 0.16% of SSTL's revenues. The agreement is limited to SSTL using the MTS brand in India and does not contemplate our participation in SSTL's operations. The terms also stipulate that we will act as the brand guardian to ensure brand usage and marketing communications adhere to our brand guidelines.

        In 2014, MTS for the third consecutive year has made it to the top 50 of the most reputable Indian brands according to Brand Equity report in Economic Times, as well as being recognized as one of the most innovative telecom brands in India and became one of the three best-identified brands in mobile internet provider category.

        On October 1, 2010, we announced the launch of a refreshed logo which we believe better emphasizes the ideas of innovation and dynamism reflected in our recently introduced new slogan "a step ahead." Our logo and brand style refresh are among the goals of our brand positioning. The refreshed logo retains the same egg shape, but transforms the former logo into a 3D image of a white egg against a red background, which gives the logo a more dynamic and modern look and perception. This logo is aimed at graphically enhancing and modernizing the egg-shaped logo we have been using since 2006. In 2015, we created a new image and visual style of our brand and started a campaign to introduce it to public. We believe that our logo symbolizes our dynamic and innovative approach to doing business and our stated mission of "creating the best client experience," and our slogan "you know you can."

        In December 2010, we acquired Sistema Telecom from Sistema, which gave us control over the universal brand featuring the egg-shaped symbol against backgrounds of various colors used by us and our affiliates operating in the telecommunications sphere.

        In February 2012, MBRD a subsidiary of Sistema, announced a change of its name to MTS Bank OJSC, having agreed to use MTS brand owned by us as a basis for further development. During 2012, we took an active part in MTS Bank's re- branding, as well as in product and advertising development. Two campaigns, image-oriented and product-oriented, were implemented. The image campaign, "For many years we helped you to share your dreams, now we help you to fulfill them" was organized to inform consumers that we now offer not only telecommunications services, but also bank services through MTS Bank. The product-oriented campaign was organized to promote our MTS-Dengi banking card.

        A new retail format was developed for MTS Bank. It includes our corporate style and colors with a new corporate color, Turkish blue. The new format offers modern consumer-oriented approach. Particularly it influences the way the internal space of the bank offices is organized.

Global recognition

        In 2014, MTS was included in the BrandZ™ Top 100 Most Valuable Global Brands 2014 ranking for the seventh consecutive year, as well as being recognized as the most valuable Russian telecom brand and made it to top 10 leading telecommunications brands in the world.

Sales and Distribution

        We have historically enrolled the vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, air terminals and markets. In the second half of 2010, we focused on improving our cooperation with certain of the large national and regional mobile handset retailers such as AltTelekom. We restored our cooperation and resumed working with Euroset in November 2010. In December 2012 MegaFon acquired a 50% stake in this retailer. Currently, Euroset is equally owned by our major competitors, MegaFon and Vimpelcom and remains a significant distribution channel for us. In 2013, we also entered into an agreement with Svyaznoy and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain in 2014 and the vast majority of our subscribers were enrolled through it. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues."

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

        In 2014, we continued to implement our strategy in retail operations by increasing the efficiency and optimizing the structure of our proprietary sales and distribution network. We expect to continue enhancing the efficiency and structure of this sales network, including through the optimization of points-of-sale locations, with the aim of maintaining our market position.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of

December 31, 2013, we operated 4,034 points- of-sale, including 1,197 franchise points-of-sale and 2,837 points-of-sale owned by us.

        In 2014, we have been focusing on optimizing the structure of our proprietary network in Russia. As of December 31, 2014, we operated 4,245 points- of-sale, including 1,326 franchise points-of-sale and 2,919 points-of-sale owned by us.

        Our proprietary distribution network outside of Russia as of December 31, 2014, consisted of 554 points-of-sale in Ukraine, including 524 franchise points-of-sale and 30 points-of-sale owned by us, 97 points-of- sale in Armenia, 8 points-of-sale in Turkmenistan and 21 points-of-sale in Uzbekistan.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during a half to one year period from the date a subscriber is activated by a dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 140 and RUB 1,900 ($2.5 and $33.8) per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and status of the specific dealer. We have different commission structures based on whether the subscriber is Prepaid, Postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for Postpaid tariffs consist of one-time commissions of RUB 143 to RUB 171 ($2.5 to $3), that depends on the region of activation and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period from 6 to 12 months depending on the region of activation and dealer's plan achievement. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 12 months, and equals to the amount of 50% of the subscriber's monthly invoice. We also pay monthly dealer commissions of RUB 357 ($6.3) for high quality, long-term subscribers, as well as a lump sum amount of between RUB 8,206 ($146) and RUB 74,923 ($1,332) to exclusive dealers who sell exclusively MTS Ukraine products and services. For CDMA subscriptions, we typically pay dealers a one-time fee of RUB 178 ($3.2) upon subscriber activation, as well as monthly payments up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2014, overall wireless penetration in Russia was approximately 168.2%, or approximately 240.3 million subscribers, according to AC&M-Consulting.

        The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, where penetration reached approximately 214.8% and 218.2%, respectively, as of December 31, 2014, according to AC&M-Consulting. The average penetration rate in regional markets reached approximately 158.1% as of December 31, 2014, according to AC&M-Consulting.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2010	2011	2012	2013	2014
	(amounts in millions, except for percentages)
Subscribers(1)	219.2	227.6	230.5	236.8	240.3
Subscriber penetration	151%	157%	161%	166%	168%

Source:
AC&M-Consulting.

(1)
Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

        According to AC&M-Consulting, we accounted for 37% and 34% of subscribers in Moscow, 28% and 28% of subscribers in St. Petersburg and 31% and 31% of total Russian subscribers as of December 31, 2013 and 2014, respectively. We believe that the decrease in our market share in Moscow, is the result of our effort to restructure our subscriber base to reduce churn by focusing on loyal subscribers rather than infrequent users of our mobile services.

        The primary mobile competitors in Russia include us, MegaFon and Vimpelcom, each of which has effective national coverage in Russia. Competition is based on network coverage and quality, the level of customer service provided, roaming and international tariffs, local tariff prices and the range of services offered. For a description of the risks we face from increasing competition, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition in the markets where we operate, which may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies."

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2012, 2013 and 2014:

	As of December 31,
Operator	2012	2013	2014
	(amounts in millions)
MTS	71.2	69.4	74.6
MegaFon	62.6	68.1	69.7
Vimpelcom	56.1	56.5	57.2
T2 RTK Holding (Tele2+Rostelecom)	—	38.5	35.1
Others	40.6	4.4	3.7

Source:
AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800/UMTS (3G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to AC&M-Consulting, MegaFon had a subscriber base of approximately 69.7 million subscribers in Russia as of December 31, 2014, including 12.3 million subscribers in the Moscow license area. At December 31, 2014, according to AC&M-Consulting, MegaFon had a 31% market share in Moscow, a 36% market share in St. Petersburg and a 29% market share of total wireless subscribers in Russia.

        Due to the acquisition of Scartel LLC, which operates under the YOTA trade mark, in the fourth quarter of 2013, MegaFon improved its position on data services market.

        Vimpelcom.    In addition to MegaFon, we also compete with Vimpelcom, which is the third largest GSM 900/1800/UMTS (3G)/LTE wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, Vimpelcom had a subscriber base of approximately 57.2 million in Russia at December 31, 2014, including 13.7 million subscribers in the Moscow license area. At December 31, 2014, according to AC&M-Consulting, Vimpelcom had a 34% market share in Moscow, a 19% market share in St. Petersburg and a 24% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom setting up a new federal operator. The license portfolio of the new company is covering entire Russian territory, which allows rolling out federal-scale networks. Besides, operator has frequencies to roll out 3G/4G networks in all federal districts as well as in Moscow. In August 2014, the number of regions penetrated by new federal operator exceeded 60. According to AC&M-Consulting, Tele2 had a subscriber base of approximately 35.1 million in Russia and 15% market share as at December 31, 2014.

        Other Operators.    The number of subscribers of other operators is about 3.7 million customers as of December 31, 2014.

The Ukrainian wireless telecommunications market

        The two largest wireless telecommunications providers in Ukraine are MTS Ukraine and Kyivstar who share 82% of the market, with 34% and 44%, respectively, as of December 31, 2014, according to AC&M-Consulting. The competitive environment in Ukraine changed after Vimpelcom Ltd., a Bermuda holding company, completed the acquisition of Vimpelcom and Kyivstar initiated earlier in 2010 pursuant to the restructuring of Vimpelcom. As a result, Vimpelcom Ltd. currently controls both Kyivstar and URS. Consequently, in October 2010, Kyivstar and URS each announced that they have started integrating their operating activities in Ukraine, including the re-branding of URS services under the Kyivstar brand and introducing unified tariffs and a common system for client relationships management.

        In 2014, all operators launched new tariff plans with obligatory daily payments and with a more detailed regionalization. However, MTS Ukraine has kept for subscribers the principle "pay per use" for services in the tariff plan "Prosto Super." Also, MTS Ukraine was the first to provide unlimited intranet calls and mobile Internet since March 5, 2014 in the "Smartphone" tariff plan. Tariff policies of all operators in Ukraine in 2014 stimulated data penetration and data consumption growth. In 2014, our annual average price per minute (APPM) remained stable, but annual ARPU and MOU decreased by 0.7% and 9% respectively, mainly due to political and economic reasons, more conservative spending behavior by customers.

        The ongoing political and economic crisis in Ukraine had an impact on certain business indicators of MTS Ukraine. The subscriber base decreased at the end of 2014, as a result of termination of operations in Crimea in October 2014 and the challenging and unpredictable environment in the east of Ukraine. However, we continue to focus on developing and marketing, providing superior customer service and positioning ourselves as offering the optimum price/quality proposition of voice and data services. For example, in February 2015, MTS Ukraine won in a tender allocating 3G licenses the second lot for the use of 1950-1965/2140-2155 MHz frequency bands. See "See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—3G/UMTS License."

        Overall wireless penetration in Ukraine in 2014 increased to 132.2%, or approximately 59.3 million subscribers, as compared to 124.3%, or approximately 56.4 million subscribers, in 2013, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

	As of December 31,
Operator	2012		2013		2014
	(amounts in millions)
Kyivstar	25.1		25.8		26.2
MTS Ukraine	20.7		21.5	(1)	20.2	(1)
Astelit	8.0	(1)	9.2	(1)	10.3	(1)
Other	—		—		2.6

(1)
Number of three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data.

        In Ukraine, we compete primarily with Kyivstar, a GSM operator with approximately 26.2 million subscribers as of December 31, 2014. Kyivstar offers wireless services using GSM 900/1800 technologies under the "Kyivstar" brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 standards under the "life:)" brand. In November 2014, it got new mobile network code 7, but has not used it yet.

The Armenian wireless telecommunications market

        As of December 31, 2014, overall wireless penetration in Armenia is estimated around 118%, or about 3.55 million subscribers, according to Census results and estimated number of subscribers of the competitors.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

Operator	December 31, 2013	December 31, 2014	Coverage Area
	(amounts in thousands)
VivaCell-MTS	2,100	2,145	Nationwide
ArmenTel (Vimpelcom)	694	777	Nationwide
Orange (France Telecom)	624	632	Nationwide

Sources: 2014 PSRC officially published reports.

        As of December 31 2014, VivaCell-MTS reported total 2.15 million subscribers, reflecting annual increase of 2.2%, and about 60.4% market share.

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

The Turkmenistan wireless telecommunications market

        As of December 31, 2014, overall wireless penetration in Turkmenistan was approximately 104,3%, or approximately 5.5 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitors in Turkmenistan:

Operator	December 31, 2013	December 31, 2014	Coverage Area
	(amounts in millions)
MTS-Turkmenistan	1.7	1.7	Nationwide
Altyn Asyr	3.5	3.8	Nationwide

Source: Subscriber information based on our estimates.

        MTS-Turkmenistan offers wireless services using GSM 900, GSM 1800, and UMTS 2100 technologies. As of December 31, 2014, MTS-Turkmenistan had approximately 1.7 million subscribers and a 31.1% market share according to our estimates. In Turkmenistan, we compete with Altyn Asyr, a state-owned cellular operator which launched an LTE network in September, 2013 and was the only GSM/UMTS operator from December 21, 2010 till August 30, 2012.

The Uzbekistan wireless telecommunications market

        The wireless telecommunications carriers market of Uzbekistan is characterized by rapidly increasing penetration rates. In 2014, overall wireless penetration in Uzbekistan decreased slightly from approximately 65.5% in 2013 to 64.8% in 2014, or approximately 20.1 million subscribers, according to our estimates and statistical data from the websites of Vimpelcom and TeliaSonera.

        The following table shows the number of subscribers as of the dates indicated as well as the coverage area of UMS and our competitors in Uzbekistan:

Operator	December 31, 2013	December 31, 2014	Coverage Area
	(amounts in thousands)
UMS(1)	—	188	Nationwide
Unitel (Vimpelcom)(2)	10,518	10,593	Nationwide
Ucell (Coscom)(3)	8,496	8,574	Nationwide
Others(4)	631	740	Nationwide

(1)
Subscriber information is based on our statistical data.

(2)
Subscriber information is based on Vimpelcom's press releases.

(3)
Subscriber information is based on TeliSonera's press releases. TeliaSonera holds a majority stake in Ucell.

(4)
Subscriber information is based on our estimates.

        Since December 1, 2014, UMS offers wireless services in Uzbekistan using GSM and UMTS technologies. Currently, there are 2 major GSM mobile network operators in Uzbekistan, besides UMS:

  1)
  Beeline (Unitel)—a GSM and UMTS mobile network operator owned by Vimpelcom with 10.6 million subscribers and a 53% market share as of December 31, 2014; and

  2)
  Ucell (Coscom)—a GSM and UMTS mobile network operator beneficially owned by TeliaSonera, with 8.6 million subscribers and a 43% market share as of December 31, 2014.

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

	As of December 31,
	2012	2013	2014
Russia
Prepaid	74%	70%	67%
Contract and corporate	26%	30%	33%
Ukraine
Prepaid	92%	91%	91%
Other	8%	9%	9%

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

        Currently, each of our tariff plans in Russia combines per minute usage charges, value-added services in packages and different monthly network access fees (with the exception of the prepaid tariff plans) designed for different market segments. Our tariff plans are designed to be simple and appeal to particular segments of the market taking into account such factors as customer needs and consumption levels. Our tariff plans are currently divided into five categories—"Prepaid," "Smart," "Unlimited," "Data" and "Corporate"—with each category designed to target specific segments as follows:

  •
  Prepaid:  Prepaid tariff plans are geared towards consumers who use their mobile phones for personal communication. These plans do not have monthly subscription fees and the per-minute fee charges depend largely on the tariff plan chosen. We offer a family-oriented tariff plan, "Super MTS," which allows family members to make up to 20 minutes of calls per day within the network for free. The "Super MTS" tariff plan varies depending on the region of the customer and it is a tariff plan which we believe will remain a competitive tariff plan over a long period of time. We also offer a tariff plan, "Red Energy," developed for different market segments, featuring flat price for calls within our network and calls to other networks. Subscribers to our prepaid plans can reduce the price of their calls by using tariff options which have a subscription fee. After our customers subscribe to a particular prepaid plan, they have the option of switching to a different prepaid plan by sending an SMS message (USSD request) to a designated number.

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of "Smart" ("Smart mini," "Smart," "Smart+" and "Smart Top") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,542.9 and those using a federal number pay from 2,118.6 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, 15 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems, 3G and 4G capable devices). For data users, our range of tariff plans is optimized by device type: smart phones and feature phones (small screen), tablets (mid screen) and laptop / table computers (big screen). For "small screen" users we offer the "BIT" add-on option family—"MiniBIT," "BIT," and "SuperBIT" that are available on voice tariff plans. For growing "mid screen" market we offer the "MTS Planshet" tariff plan (means "Tablet" in Russian). For "big screen" users, either for USB-modem or embedded modems, we offer a set of options on "MTS Connect" tariff plan. We plan to continue the active development of mobile internet usage in 2015.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2014, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 1.48 per minute. Different rates apply to local calls to other networks and vary from RUB 0.51 per minute to RUB 2.80 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 2.12 per minute for calls to the CIS to RUB 59.3 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariff plans throughout Ukraine and, in connection with our re-branding efforts in Ukraine during 2007 and 2008, we developed new regional and segmented tariff plans that focus on the differentiation of subscribers' needs in the various market segments. Our tariffs in Ukraine are oriented towards the following three main segments: (i) Postpaid Business, (ii) Postpaid Private and (iii) and Prepaid, which is further divided into voice regional tariffs and data regional tariffs and segmented tariffs.

        MTS Ukraine has the following Postpaid tariff plans:

  •
  Postpaid Business:  A set of Postpaid Business corporate tariff plans called "Smart Office," are targeting business segment subscribers, which have unlimited calls within MTS network and mobile internet, bundled minutes of calls to other mobile operators, special prices for international calls, no connection fees and per second charging intervals. MTS Ukraine offers a unique product "ULTRA" for the top management that has unlimited calls and SMS within the MTS Ukraine network, unlimited Mobile Internet and special prices for international calls and roaming. We also have a special tariff plan for the machine-to-machine (M2M) segment "Telematika" which combines service packages for M2M-cards, personalized service, special tariffs even for data roaming, special heavy duty SIM cards and consulting support services. We offer combined service packages with a wide range of included telecommunications services which are aimed to attract the segment of our corporate clients. We also offer discounts based on business customers' monthly usage and the amount of the invoice, and we also provide special handset subsidies under the condition where the buyers remain our customers.

  •
  Postpaid Private:  A set of Postpaid Private tariff plans are designed for mass-market subscribers based on the main national tariff plan "Super MTS 3D Zero" with a "3D" set of services for a monthly fee: 1D—monthly package of included minutes within MTS network; 2D—monthly package of mobile internet services; and 3D—monthly package of included SMS within MTS network. Another Voice & Data tariff is "Smartphone Contract" with 2 unlimited services: 1) for calls within MTS network, and 2) for mobile internet, that also contains bundled minutes to other networks and SMS/MMS package. In any case, the Postpaid Private tariffs are the main instrument for the Postpaid customer base growth due to the customers' life time value development and migrations from the Prepaid segment. We also offer special Postpaid tariffs and privileges that are available only to customers migrating from Prepaid tariff plans. The main advantages of Postpaid over Prepaid include the customer's ability to obtain all services on credit, per second billing, national usage of the tariffs, and absence of daily limits in service packages, more convenient roaming and customer service.

        MTS Ukraine has the following Prepaid tariff plans:

  •
  Voice & Data oriented Pay-Per-Day tariff:  The flagship tariff plan "Smartphone" is specially designed to appeal to both voice and data oriented middle income customers that are mostly young people using smartphones. The tariff "Smartphone" combines 2 unlimited main services with a Pay-Per-Day charging: 1) for calls within MTS network, and 2) for mobile internet. The tariff has regional prices for other networks depending on the territory of call origination. We also offer data only tariff plan "Planshet" which is targeted directly at the users of tablet devices and has Pay-Per-Use charging and includes 300Mb of mobile internet per day without any speed limits and offers Nano/Micro SIM card free of charge. To increase the data penetration and develop the data usage among our existing customer base we offer the umbrella service "Super Internet" with several concept options: 1) Pay-Per-Use (PPU)—for new data users and seldom users or for trying data using without unexpected bills; 2) Pay-Per-Day (PPD)—with cheaper daily fees for those who use smartphones daily; and 3) Unlimited—the cheapest daily price for mobile internet but the customer must pay in advance for the longer periods.

  •
  Voice oriented regional Pay-Per-Use tariffs:  These are several regional tariff plans designed to attract mainly mass-market subscribers. The "Simply Super" tariff line offers a set of services on a Pay-Per-Use (PPU) basis without fixed daily payments, it is daily limited in net minutes' package and daily limited GPRS internet. To increase customer's life time value (LTV) these tariffs have the LTV principle at its core. Thus, after reaching the certain level of usage during the 30 days trial period upon either activation or migration, customers are provided with twice increased volumes of services without daily fee increase, which however implies them to change from a PPU principle to PPD (Pay-Per-Day) principal. All regions are grouped into several clusters depending on the MTS market share, population and region potential. Regional tariffs are based on the national tariff "Simply Super" but with price differentiations and volumes of free minutes within the MTS network, prices for other mobile operators, cheaper data prices and higher volumes of data included. Along with the regional tariffs, we offer an extensive list of segmented services for medium and heavy users, such as calls in MTS network or other networks, mobile internet, SMS, MMS, international calls and roaming to promote faster customer development and higher customer loyalty.

        As of December 31, 2014, the standard per minute tariff for calls to mobile network operators in Ukraine varied from RUB 0.89 per minute to RUB 4.82 per minute. Tariffs for calls to fixed lines in

Ukraine varied from RUB 1.79 per minute to RUB 4.82 per minute. The standard per minute tariff for calls within the MTS Ukraine network ranged from RUB nil per minute with limitations in minutes per day or month to RUB 4.28 per minute. International tariffs ranged from RUB 0.54 per minute for calls to fixed lines of some countries in special services to RUB 285.42 per minute in standard international tariffs for satellites. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0.280288 hryvnias per RUB 1 as of December 31, 2014.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2014, 86% of our consolidated subscriber base was enrolled in the advance payment program and 14% used the credit system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2014, subscribers using the credit system of payment had credit limits of up to RUB 84.15 million ($1.5 million) for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        In 2007, we began to actively promote our credit payment system to our existing and new subscribers with the aim of migrating our subscriber base to the credit payment system from the existing advance payment system. In furtherance of this effort, during the period from 2009 to 2010, we introduced the "in full confidence" service (instead of the "Credit" service), which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. We assign credit limits to our subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. As of December 31, 2014, subscribers using the "in full confidence" service had a maximum credit limit of RUB 28.7 thousands ($512). Customer service representatives can also set individual credit limits for subscribers. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        We completed implementation of the Foris billing system in Russia in 2008 and have already begun to experience increases in our overall efficiency and reductions in our expenses. In 2014, in Ukraine we performed migration of the part of our Postpaid customers to the Foris billing system which resulted in more opportunities in optimization of the process and provided services. We are planning to complete the transfer of all of our Post-paid customers in Ukraine to the Foris billing system by May 2015. In Armenia, we use the "Eskadenia" billing system. The Foris billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our previous billing system could not support such a service.

        In Russia, we offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, Prepaid cards and express payment cards.

        In Ukraine, our Postpaid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our contract subscribers, who make an advance payment, are able to continue using our services once they reach a zero balance or until their accounts reach the credit limit specified in their service agreements. When the limit for such a subscriber is reached, we suspend our service until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's age, payment history and tariff plan.

        In Ukraine we provide services to our Prepaid customers for as long as the balance on their accounts remains above zero and/or the tariff plans allow to use free-of-charge services without having the positive balance on the account.

        In Ukraine we offer our subscribers various ways to pay for our services, including by cash or card payment at the cash desk of the bank, through the recharge terminals, bank transfer from the current account (for legal entities), via internet and payment card of fixed nominal value.

Customer Service

        In order to attract and retain customers, we must ensure a high level of service at all points of customer assistance, care and billing. In each region where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide different services to our clients through various channels (telephone, email and fax). Customer service representatives respond to various issues such as phone lock due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A particular group of customer service representatives handles customer complaints and helps those who want to change their service terms. We use automatic systems and independent analysis for monitoring availability and customer satisfaction level of service in our contact centers regularly. We conduct outbound campaigns with the assistance of our employees in the outbound contact center and the laboratory of the customer relationship management inasmuch as we need to improve customer loyalty and promote our services.

        After the completion of the integration process of our fixed line business customer service, any fixed line customer in Russia can now receive consultation and professional assistance in our contact center. Client services are also organized for MGTS and MTS Bank customers at platforms of MTS contact centers. "Detsky Mir" and "MEDCI" are also served by MTS. The project MNP in MTS contact centers was organized for customers who want to take the advantage of mobile number portability using the leased line service.

        We are continiously working to improve customer satisfaction by providing our clients the convenience and functionality of self-service systems (e.g., Internet-Helper, interactive voice response ("IVR") and Mobile Helper). For instance, Internet-Helper is a service that provides the customer the ability to view communication about his contract and personal information as well as the management of specific account data. In the IVR system, our customers can replenish their account at any time using their credit cards, as well as to take advantage of Voice Call Back, which allows the client not to wait for an answer in the line of call-center and request a call back. Thus, this system will call back to the client, when it is less loaded. Our customers can order all the information about tariffs and services by SMS through the IVR system. In 2014, all necessary tests of the speech recognition system were successfully completed.

        Currently, customer assistance is also available in 2,892 MTS-branded retail stores in Russia. We have a support hotline for our MTS-branded retail stores. The staff of our stores can call the hotline and get advice about our services. We can provide our clients with the highest level of service in our stores with the establishment of the claims processing center and the support line of single-brand stores. We also provide limited range of services in our 1,315 franchise points-of-sale.

        In addition, we have a back-office center which is responsible for handling customer inquiries and helping to reduce the impact of technical problems and incidents on our customers. Moreover, we have established Siebel CRM, which helps us to develop an individual approach to our clients by consolidating all the information about them. In 2014, the registration of individual customer problems was introduced in CRM.This event helped us to solve problems of our customers more quickly.

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

        In 2010, in Ukraine, we launched an online "self-service" for our Prepaid customers and significantly increased the number of its users in 2011. As part of online "self-service," we continued developing "self- care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers and started telephone outbound sales through an outsourced contact center.

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

        In 2012, we restructured the customer services department in MTS Ukraine which allowed us to increase efficiency of the management of customer service business processes. We made the customer assistance process in Ukraine more personalized by anticipating customer needs. We maintain a history of subscribers' requests and personalize the IVR for each customer profile, which depends on individual ARPU, region and other parameters. Based on these parameters we calculate the customer lifetime value index, which we use to classify our subscribers, so that we can provide our priority customers with a wider range of services.

        In 2013, we continued to work for improvement and expansion of our self- care channels. And we completely redesigned our IVR system and Web Chat and expanded the functionality and usability of Web Chat.

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

        In 2014, we continued to transform our call centers into effective channels for client relationship management. We focused on the implementation of operational CRM system and the renewal of the technical platform for our contact center.

        In 2015, we plan to run upgraded technical platform for contact center and start commercial use and development of operational CRM system. Our main efforts will focus on reducing the cost of customer service. We will work on improvement of our customer service by changing current standards of service for more customer sensitive, therefore enhancing the satisfaction of our subscribers in the future.

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

        Our 3G network, developed from 2009, has mainly reused our existing GSM infrastructure in order to minimize 3G network roll-out time and decrease capital and operating costs. Initially we deployed UMTS-2100 technology and provided data rates up to 3.6 Mbit/s. In 2010 we implemented 3G/HSDPA technology to boost download data rates up to 14.4 Mbit/s. In 2011 we began to re-allocate available GSM spectrum and launched UMTS 900 in the UMTS-2100 restricted areas: in Moscow region and Khabarovsk region. In 2012 we improved the data services rate 3G network by up to 21 Mbit/s for the downlink using 3G/HSPA+ technology. From December, 2014 we activated second and third carriers on the 86% of our 3G sites to improve capacity, and launched ultra high-speed services, based on Dual Carrier (DC-HSPA+) technology, with download rates up to 42 Mbps in 73% 3G sites in Russia.

        The first commercial LTE FDD 2600 network launched in Armenia was ours in 2010. In September 2012, we launched a commercial LTE TDD 2600 network in Moscow and in 2013 we started LTE FDD rollout in Russia in 2600 and 800 spectrum. In our LTE network we provide data services with a download data rate up to 75 Mbit/s, and up to 25 Mbit/s uplink. We implemented MIMO2x2, 4RxDiv and 64QAM technologies to maximize spectrum efficiency. Our LTE network meets requirements of 3GPP Rel.10 in line with available LTE customer equipment.

        In 2014, we launched several LTE FDD Small Cells' pilot zones in Moscow and St. Petersburg. We plan to rollout the LTE Small Cells in hotspots to improve user experience and upload traffic from macro. Also, Small Cells could be used for coverage improvement both, for indoor and outdoor.

        In December 2013, we were allowed to re-allocate the existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800 all over the Russia. Our strategy is to re-allocate available spectrum to the most efficient technology and provide competitive high-performance data services to our customers. In 2014, we started DCS 1800 spectrum refarming to LTE and roll out of LTE-1800 network, while also expanding LTE 2600/800 coverage. In second half of 2014 we performed several successful trials of Carrier Aggregation. We are planning to launch Carrier Aggregate on a commercial LTE FDD network in 2015 and provide download data rates up to 225 Mbit/s.

        In 2014, we launched an LTE-2600 Active RAN Sharing program with VimpelCom (trademark "Beeline") to jointly plan, develop and use LTE networks in Russia. Under the agreement, in 2014 - 2016, we will develop shared mobile data networks in 19 regions in Russia, while VimpelCom will construct networks in 17 regions. We expect this partnership to boost 4G/LTE expansion in Russia, creating a modern telecommunications infrastructure, which will expand 4G/LTE coverage and improve the performance of our networks. Besides it will give us investment and operational savings.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Nokia Solutions and Networks, Ericsson, Huawei, Alcatel-Lucent, Sumsung and other major network equipment manufacturers.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to MTS Ukraine for the operation of GSM 900 span from 2 × 4.0 MHz of spectrum in Crimea to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine.

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

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2014, the company continued to rollout LTE network as a priority by placing base stations on existing sites.

        To provide high quality service to our subscribers in Russia, we launched a global network operation center ("GNOC") in Krasnodar in July 2012. The GNOC experts carry out the monitoring of network equipment in seven macro-regions of Russia around the clock. We have one more operation and maintenance centers in Moscow and Voronezh. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

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

        We have two network operation and maintenance centers: GNOC in Krasnodar and the local network operation center in Voronezh.

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

        The GNOC experts have the technical ability to monitor network problems and unusual situations online in seven macro-regions of Russia including the macro-region "Moscow." The macro-region "Moscow" is being served by the GNOC from year 2014. It had been served by the local network operation center in Moscow before. The local operation and maintenance center in Voronezh takes the form of outsourcing partnership with Nokia Solutions and Networks and is used for network monitoring in macro-region "Center."

        The local network operation center in Moscow is used for network monitoring in macro-region "Moscow."

        Our networks in Ukraine, Turkmenistan, Armenia, Uzbekistan and Belarus are monitored by our local operation and maintenance centers in each country. In addition to the monitoring of network performance, those centers analyze network quality parameters, provide troubleshooting, regular and extraordinary reporting to the management and our headquarters.

        The handling of any significant network problems and outages is monitored and coordinated at our headquarters in Moscow, where we also manage the cross- functional coordination of our networks in all countries of operation.

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

        The Ministry of Communications and Mass Media has allocated special numbering codes for federal 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of local 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow's "495" code and the Moscow region's "496" code have already reached numbering capacity limits. As a result, the new "499" code was introduced in order to increase the Moscow numbering capacity, the "498" code was introduced to increase Moscow region numbering capacity and since 2011 "local" numbers have been used in Moscow in 11-digit format.

        To meet subscriber demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2014, we had numbering capacity (federal and local) for approximately 27.85 million subscribers in the Moscow license area.

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

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. For domestic long distance traffic transit, we use our DLD/ILD network and networks of different national operators, including among others, MTT, Rostelecom and Vimpelcom. For ILD traffic transit, we primarily use our DLD/ILD network which is interconnected with more than 47 international carriers, including, for example, France Telecom S.A. and Deutsche Telecom A.G. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide the transit of international traffic.

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

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. In 2013, we launched LTE 800/LTE 2600. In 2014, we launched LTE 1800 and activated current functionality in LTE devices. After network upgrade to support HSPA+ (21,6Mb/s) and DC-HSPA (43,2 Mb/s) in the territory of Russia all HSPA+ & DC-HSPA devices in the network increase their working speeds.

        We generally do not offer handset subsidies in Russia but do offer them in Ukraine to a limited number of contract subscribers as well as modem subsidies for GSM and CDMA users. For the years ended December 31, 2012, 2013 and 2014, we provided net handset subsidies of RUB 168 million, RUB 120 million and RUB 67 million, respectively, in Ukraine.

        In 2009, we substantially changed the strategy and structure of our retail operations by significantly expanding our proprietary sales and distribution network both organically and through the acquisition of national and regional retail chains. We organized these operations under RTC, our wholly owned subsidiary. From 2009, RTC handles all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony, Nokia, Samsung, HTC, Alcatel, Fly, Philips, Huawei and others to purchase handsets. In 2014, we continued our cooperation with A-brand smartphone vendors and started our partnership with Google. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones and since 2013 our main focus of MTS branded devices are smartphones.

Fixed Line Services

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations incompass communications services provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 4.1 million households in Moscow, representing approximately 91% of the overall number of households in Moscow, according to Direct INFO. MGTS provides regulated and unregulated services, including:

  •
  local and zonal telephony services at tariffs regulated by the Russian government;

  •
  DLD/ILD voice telephony through licensed operators;

  •
  Internet services;

  •
  pay-TV services;

  •
  interconnect and rent data channels to other operators;

  •
  rent of fixed line infrastructure; and

  •
  internet and data transmission services and numbering capacity to subscribers of other communications operators through agency agreements concluded with such operators.

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2014, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 29% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels.For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2014, MGTS had approximately 4.15 million active lines in service, a cable network of over 93,249 km, a fiber optic network of over 40,000 km and 3,093 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber-optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 4.7 million numbers as of December 31, 2014.

        Residential subscribers accounted for approximately 82.0% of MGTS' total lines, corporates for 10.4% and public sector subscribers for 7.46%, as of December 31, 2014.

        MGTS holds licenses and regulatory approvals to provide, among others, the following services:

  •
  local telephony;

  •
  DLD/ILD voice telephony through licensed DLD/ILD operators, including us;

  •
  interconnect to other operators;

  •
  Internet and data transmission, including leased DLD/ILD services;

  •
  IP TV for B2C and B2B subscribers;

  •
  MVNO mobile telephony and Internet;

  •
  inquiry and information, including telephone directories;

  •
  use of payphones; and

  •
  numbering capacity provided to the subscribers of other communications operators through agency agreements concluded with such operators.

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services are accounted for approximately 56% of service operating revenues of our Moscow fixed line operations in 2014, 59% in 2013 and 62% in 2012. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2014 and 2013 as compared to 2012. The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

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

  •
  IP TV for B2C and B2B subscribers;

  •
  MVNO mobile telephony and Internet; and

  •
  rent of space for telecommunications equipment of other operators connected to MGTS' network.

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

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2013 and 2014.

Moscow fixed line operations	December 31, 2013	December 31, 2014
Installed telephone lines (000s)	4.944	4.733
Residential
Number of subscribers (000s)(1)	3.492	3.403
CPP traffic (millions of minutes)	1.269	954
ARPU (RUB)	400	417
Corporate(2)
Number of active lines (000s)	776	746
Number of subscribers (000s)	63	61
CPP traffic (millions of minutes)	689	565
ARPU (RUB)	15.552	14.553

(1)
We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

        MGTS' subscriber segments and the services provided to each subscriber segment are further described below.

Residential and corporate subscribers

        MGTS provides basic regulated voice services to residential and corporate subscribers using its PSTN facilities and copper or optical "last mile" access. Tariffs for these services are established by the Federal Tariff Service.

        In addition to basic voice services, MGTS provides its residential and corporate subscribers with digital telecommunications services, Internet, IP TV, MVNO mobile telephony and Internet and VPN deployment services, rental of high-speed communication channels, intelligent voice and various other services.

        The following table illustrates MGTS' regulated tariff development in the period from January 1, 2011, to March 1, 2015:

MGTS Regulated Tariffs	March 1, 2011	March 1, 2012	March 1, 2013	March 1, 2014	March 1, 2015
Residential(1)
Line rental
RUB per month	175	190	205	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.40	0.44	0.48	0.54	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	260	266	276	282	282
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	152	172	184	205	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.38	0.42	0.46	0.52	0.52
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	195	205	220	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.40	0.44	0.48	0.54	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	365	375	385	391	391
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	152	172	184	205	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.38	0.42	0.46	0.52	0.52
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	180	200	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.40	0.44	0.48	0.54	0.54
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	365	375	385	391	391
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	152	172	184	205	205
Combined tariff plan—fee for each additional minute
RUB per minute	0.38	0.42	0.46	0.52	0.52

(1)
Tariffs for residential subscribers are shown including VAT; tariffs for non-governmental corporate subscribers and governmental/state-funded organizations are shown excluding VAT.

(2)
From February 1, 2007, until February 1, 2010, this plan included 450 minutes per month; from February 1, 2010, until March 1, 2015, this plan included 400 minutes per month.

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

Customers and Services Offered—Other Fixed Line Operations

        We provide fixed line communications services to corporate, operator and residential subscribers in over 185 cities throughout Russia. Specifically, we offer local voice, DLD/ILD voice, data and Internet and pay-TV services to our subscribers. Some of the interconnect tariffs we charge other telecommunications operators for in Moscow and certain other cities are regulated by the Russian government. We believe our fixed line subscribers typically evaluate our service and product offerings based on such factors as price, technology, security, reliability and customer service.

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2013 and 2014.

Other fixed line operations	December 31, 2013	December 31, 2014
Residential
Number of subscribers (000s)(1)	4,071	3,658
ARPU (RUB)	232	251
Corporate(2)
Number of subscribers (000s)	123	134
ARPU (RUB)	5,866	5,153

(1)
Subscribers to broadband Internet, pay-TV, Wi- Max, voice and other services. We calculate our subscribers based on the number of active lines in service. A line is considered "active" if the subscriber has used and paid for the service within the last six months.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2014, we had approximately 50,000 voice and 68,000 Internet corporate subscribers.

        As further described below, we offer voice, data transmission and Internet and various value-added services to our corporate subscribers.

        Voice Services.    We provide a full range of other fixed line voice services to corporates in Moscow, the Moscow region and other selected regions of Russia, which include local, zonal, and DLD/ILD services using our transmission network and leased capacity between major Russian cities. We also provide integrated voice and data services, voice over frame relay and certain integrated services digital network ("ISDN") services.

        Data Transmission and Internet Services.    We offer high quality data transmission services to corporates, which allow for data exchange between their various branches or offices located within Russia and internationally. For data transmission services, our network is capable of transferring data at speeds of up to 10 Gbps and utilizes various technologies, such as 10 GE, GE, ATM, TDM, VPN-MPLS/VPLS, GPON, Microwave radio relay (MRR), xDSL, LTE and Wi-Fi to provide high quality solutions at a relatively low cost. We endeavor to ensure the reliability of network connections by utilizing a full reservation approach to back up all elements of the network.

        In addition, we offer a wide range of Internet services to corporates, including broadband Internet access, VoIP, VPNs and data center services using the following technologies: (1) NGN (up to 10 Gbps), (2) GPON (up to 1 Gbps), (3) xDSL (up to 60 Mbps), (4) radio Ethernet (up to 300 Mbps), (5) MRR (up to 1 Gbps), (6) Wi-Fi (up to 54 Mbps), and (7) LTE (up to 100 Mbps). We also provide continuous flexibility to upgrade their network capacity to handle additional Internet services. For example, we often integrate data transmission and Internet services for our clients as they expand their operations and need to interconnect and exchange data with newly opened offices and/or branches.

        We offer a broad range of Internet packages that vary in terms of data transfer speeds and pricing, with higher tariffs for faster uploading and downloading capabilities. Corporates with GPON broadband Internet packages generally experience data transfer speeds between 1 Mbps and 1 Gbps. In addition, we offer a premium broadband Internet service over our NGN in which subscribers enjoy data transfer speeds between 61 Mbps and 10 Gbps. The NGN provides subscribers with the benefit of the same uploading and downloading data transfer speeds, whereas Internet subscribers using an xDSL/GPON connection upload at speeds that are much slower than the one at which they can download.

        We also utilize MGTS' PDTN to provide high-speed reliable Internet services and create VPNs for our corporates.

        Leased Channels.    We provide corporate clients with the ability to rent high speed data channels. These "leased channels" are dedicated lines of data transmission.

        Value-Added Services.    We provide corporates with several value-added services, including Autosekretar and integrated solutions. The Autosekretar service is based on our proprietary IN and is designed to help our corporates manage the reception and servicing of a large volume of incoming calls. The unique multi- channel telephone number assigned to customers will not change even if the customer moves to a different location in Moscow, and does not require the customer to install any equipment. In addition, this service allows all incoming calls to be transferred to other fixed or mobile telephone numbers in Russia or in other countries. The IN identifies a subscriber by phone number, phone card or password, which allows our customers to bill their subscribers for services and, if necessary, block access for subscribers who have a negative balance on their account.

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

Operators

        We are the largest mobile operator in Russia in terms of subscribers, according to AC&M-Consulting. We also operate fixed-line local and zonal networks in Moscow and other cities for provision of telephony services to fixed-line subscribers and additional local numbers to mobile subscribers. In order to lower the costs of intercity and international traffic transition, we put into operation an intercity international network in December 2008.

        According to Direct INFO, together with MGTS, we had approximately 78% of the total active numbering capacity in Moscow as of December 31, 2014. We now have approximately 251 local fixed networks in 63 regions of Russia, including Moscow, and 41 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity/international network is interconnected to more than 45 international operators. As of December 31, 2014, we had more than 1400 interconnect agreements with national and international operators for interconnection of our fixed networks.

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

        Internet Services.    We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2014, we had 9% market share in the Russian Federation together with Moscow where we had a 29% share, based on TMT consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 2,500 ($5.3- $44.4) per month in Moscow and a subscription fee of RUB 300-RUB 3,000 ($5.3-$53.3) in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay-TV services based on DVB-C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality. Special auxiliary equipment (set-top box) allows pay-TV subscribers to access more than 180 channels of digital quality, including 32 channels of HD quality from a home television. International and Russian channels are included as part of the base services package. As of December 31, 2014, we had approximately 235.6 thousand pay-TV subscribers in Moscow and approximately 2.4 million subscribers in other regions of Russia.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 99-RUB 1341 ($1.8- $23.8) per month in Moscow and a subscription fee of up to RUB 100-RUB 400 ($1.8- $7.1) in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 450-RUB 2,500 ($8.0- $44.4) per month in Moscow and RUB 450-RUB 3,000 ($8.0- $53.3) in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Sales and Marketing

Moscow fixed line operations

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. In 2013 MGTS continued realization of its long-term modernization program on GPON, therefore, the biggest part of advertising budget was spent on convergent products promotion like Double and Triple Play (an offer bundling two and three services) with the use of GPON technology. GPON allows us to provide higher quality services than our competitors and to increase the number of our subscribers and revenue from Internet and pay-TV services in Moscow. By the end of 2014, 1.1 million subscribers were transferred to GPON.

Other fixed line operations

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire existing companies, we have to use both brands in advertising — MTS brand and the acquired brand. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the acquired brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2014:

MTS	7%
MGTS	15%
Vimpelcom	22%
Megafon (Synterra)	6%
Orange	4%
Akado	9%
Rostelecom (incl. RTCOMM)	16%
Other	21%

Total	100%

Source: Direct INFO.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2014:

Company	Russia
MTS	13%
Rostelecom	75%
Other	12%
Total	100%

Source: Direct INFO.

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2014, MGTS provided local voice telephony services for approximately 95% of all residential subscribers in Moscow, according to Direct INFO.

        In the other voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to Direct INFO, as of December 31, 2014, broadband Internet penetration of households was 55% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2014:

Company	Russia
MTS	9%
TTK	5%
Vimpelcom	8%
Er-Telecom	9%
Rostelecom (including OJSC «National Cable Networks»)	36%
Other	33%
Total	100%

Source: Direct INFO.

Pay-TV

        According to Direct INFO, as of December 31, 2014, pay-TV penetration was 72% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2014:

Company	Russia
MTS	8%
Akado	3%
Rostelecom	21%
Tricolor TV	29%
Vimpelcom	2%
Er-Telecom	7%
Other	30%
Total	100%

Source: Direct INFO.

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

Network Infrastructure

The transport network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure, based on 100G technology, and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 160,000 km, which also allows us to operate an optical transport network using dense wavelength division multiplexing technology.

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

Other fixed line operations

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

MTS Telephone network

        The Moscow telephone network consists of 318 switching nodes (278 TDM switches and 40 soft switches) with total capacity of over 1,000,000 subscribers.

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

        As of December 31, 2013, our wireless broadband network in Moscow and the Moscow region included 60 base stations in the 5 GHz frequency band. Our radio-relay communication lines included 25 links and it also had 115 Internet hot-spots using Wi-Fi technology as of December 31, 2014.

Russian regions

        As of December 31, 2014, outside of Moscow and the Moscow region, we provide cable Internet access to 7.9 million households and cable TV access 8.7 million households. Among the access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for internet and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channel CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for cable TV service. Currently, we have digital TV service (DVB-C) in more than 100 cities with more than 1.2 million of subscribers. In 2014, we started to roll-out a hybrid TV service (DVBC+IP/VOD, CatchUp). In the beginning of 2015, we started Satellite TV project based on hybrid TV solution. In 2015, we also plan to roll-out pure OTT solution for STB, connected TV, browsers and mobile devices

        In Moscow and regions as an Internet traffic supplier, we mainly use MTS own IP Backbone network described in the "transport network" section.

        The acquisition of Comstar provided us with an opportunity to use MTS fiber optic lines for fixed network development. Optical network construction in cities is carried out on the basis of fixed and mobile business needs. When we modernize and construct new networks, we deploy fixed and mobile equipment on the basis of "collocation" method.

Principal suppliers

        Our principal suppliers are Ericsson, NVision Group, our related party, Cisco Systems , Huawei, Nokia Solutions and Networks for switching equipment; ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV (Ericsson), Irdeto for broadcasting equipment. All of our equipment is supplied directly through authorized dealers.

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

        The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender, whereas according to the Government Decree No. 480 dated May 24, 2014, licenses to provide communication services with frequency spectrum — only on auction basis. In addition, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" which is funded by a levy imposed on all operators of public networks, including us.

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

        The Federal Service for Supervision of Communications, Information Technologies and Mass Media is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

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

  •
  the control of activity in processing of personal data; and

  •
  creation, building and maintenance of a unified automated information system Unified Register of Domain Names, Internet Website Page Locators and Network Addresses which Allow to Identify Internet Websites Containing Information Prohibited for Distribution in the Russian Federation.

        The Federal Communications Agency is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including the allocation of numbering capacity and the certification of equipment for compliance with technical requirements.

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

        Other regulatory authorities.    In addition, the Federal Tariff Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and DLD calls by subscribers of public switched telephone networks and installation and subscription fees. The Federal Service for the Oversight of Consumer Protection and Welfare is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Service for State Regisrtration, Cadastre and Cartography is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005. The Federal Service for Financial Monitoring (Rosfinmonitoring) is a federal executive body responsible for countering money laundering and terrorism financing. Mobile operators are to comply with Federal Law No. 115-FZ dated August 7, 2001 "On combating money laundering and terrorist financing."

Licensing of Telecommunications Services and Radio Frequency Allocation

        Telecommunications licenses are issued based on the Federal Law on Communications and Government Decree No. 480 dated May 24, 2014 on Bidding Process (Auctions, Tenders) for Receipt

of Telecommunications License. Under these regulations, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision of Communications, Information Technologies and Mass Media. Officials of the Federal Service for Supervision of Communications, Information Technologies and Mass Media have broad discretion with respect to both issuance and renewal procedures.

        A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

  •
  receive a license from the Federal Service for Supervision of Communications, Information Technologies and Mass Media to provide communications services;

  •
  obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission if providing wireless telecommunications services; and

  •
  obtain permission from the Federal Service for Supervision of Communications, Information Technologies and Mass Media for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency assignment and site plan, which is then reviewed and certified by the Federal Service for Supervision of Communications, Information Technologies and Mass Media for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision of Communications, Information Technologies and Mass Media has discretion to modify this plan, if necessary, to ensure such compatibility. Effective January 1, 2004, licenses may be transferred in case of mergers or other reorganizations of the licensee upon application by a transferee as a new license holder. Additionally, the Ministry of Communications and Mass Media has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

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

        The license may also be terminated by the Federal Service for Supervision of Communications, Information Technologies and Mass Media in a number of cases, including liquidation of a license holder. A suspension or termination of a license may be appealed in court.

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 6,000 (equivalent to $90 as of December 31, 2014) for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

        In addition to licensing fees, a government decree enacted on June 2, 1998, required payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which required that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by FAS for the use of their frequency spectrums. On January 1, 2012, a new Government Decree No. 171 dated March 16, 2011 came into force which provides that fees for the use of radio frequency spectrums consist of a one-time fee and an annual fee. The fees are determined according to the methodology approved by the Ministry of Communications and Mass Media.

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

Equipment Certification

        Government Decree No. 532 adopted on June 25, 2009, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proven in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All our networks must be certified. The Federal Communications Agency issues certificates of compliance with technical requirements to equipment suppliers based on the Agency's internal review. In addition, a Presidential decree requires that licenses and equipment certifications should be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

        Further, certain high-frequency equipment, a list of which was approved by Government Decree No. 539 dated October 12, 2004 (as amended), manufactured or used in the Russian Federation,

requires special permission from the Federal Service for Supervision of Communications, Information Technologies and Mass Media . Failure to receive such certification could result in the mandatory cessation of the use of such equipment. In accordance to Government Decree No. 1252 dated November 27, 2014, the equipment can be shared by operators according to their agreement and certificate of the Federal Service for Supervision of Communications, Information Technologies and Mass Media.

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

  •
  local, intra-zone and DLD calls.

        In addition, the Federal Law on Natural Monopolies No. 147 dated August 17, 1995 establishes the legal basis for federal regulation of natural monopolies, including those in the communications market, and provides for governmental control over tariffs and certain activities of the natural monopolies. The Federal Law on Natural Monopolies outlines the types of transactions for which a regulated entity must obtain prior FAS approval and establishes the general principle that regulated entities may not refuse to provide regulated services to certain types of consumers. Regulated entities are also subject to continuous reporting requirements, including submitting plans for capital investments.

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

  •
  MGTS and Comstar-regions are to comply with Federal law No. 223-FZ dated July 18, 2011 "On Procurement of Goods, Works, Services by Certain Types of Legal Entities" while procurement of goods and services.

        In addition, FAS is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies included in this register may become subject to certain restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. We are categorized by FAS as a company with a market share exceeding 35% in Ivanovo region, Magadan region, Kurgan region, Sakhalin region, Udmurt Republic and Nenets Autonomous region. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

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

  •
  MGTS must ensure that interconnect agreements with operators who intend to interconnect to our networks are entered on the same terms and conditions as the agreements between MGTS, us and our affiliates; MGTS also cannot refuse to provide interconnect or discriminate against one operator over another; and

  •
  the Federal Service for Supervision of Communications, Information Technologies and Mass Media may monitor MGTS' interconnect terms and procedures and issue mandatory orders to the companies where non-compliance with the law is found.

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

Calling Party Pays

        In March 2006, the Federal Law on Communications was amended to incorporate a "calling party pays" scheme effective as of July 1, 2006. Prior to the implementation of the "calling party pays" principle, subscribers of fixed line operators could initiate calls to mobile phone users free of charge. Under the current system, fixed line operators charge their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The percentage transferred to mobile operators is regulated by the Federal Service for Supervision of Communications, Information Technologies and Mass Media and is known as the settlement rate. Any reduction of the settlement rate by the regulator could have a negative impact on our average monthly service revenues per subscriber and margins.

New Communications Services rules and Mobile Number Portability

        On December 15, 2014, Government Decree No. 1342 concerning fixed and mobile services rules was adopted. This act, inter alia, has changed rules and conditions of MNP process (retaining telephone number after switching from one mobile operator to another) of certain types of legal entities and state customers. The period of switching numbers for mentioned subscribers was decreased and the procedure was simplified.

        Introduction of renewed procedure on MNP in respect of particular legal entities and state customers is expected to affect the mobile services market in Russia and lead to intensification of competition.

        Implementation of new regulations in respect of mobile and fixed voice services would impose additional responsibilities on the operators of mobile and fixed voice communications due to change in certain business processes.

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

        The State Center for Radio Frequencies of Ukraine (the "SCRF").    While licenses for radio frequencies for wireless communications are issued by the NCCIR, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such proxy, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and technical aspects of frequency allocation, as well as provides the NCCIR with an expert opinion in relation to each application for radio frequency. The SCRF also monitored use of the frequencies and continued monitoring compliance with the license terms and carried out physically inspections of operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio- electronic and radio-emitting equipment, its development, import, sale and purchase, and maintains a data base of IMEI codes of mobile telephones.

        The State Inspection of Communications (the "SIC"), established by the new Telecommunications Law, was a division of the NCRC. The SIC was responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC also monitored compliance with license terms, physically inspected operators and providers of telecommunications services and, together with the SCRF, reviewed cases relating to administrative violations in the areas of telecommunications and radio frequencies. In July 2011, the SIC was abolished, and inspectors tasked with supervision were re- assigned to the NCCIR.

        The Antimonopoly Committee of Ukraine (AMC) is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

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

Licensing of Telecommunications Services and Radio Frequency Allocation

        Commencing January 1, 2005, the NCCIR (formerly NCRC) has assumed responsibility for issuing telecommunications licenses and frequency licenses pursuant to the Telecommunications Law and the 2004 amendments to the Radio Frequencies Law. Licenses are issued for the following types of telecommunications services:

  •
  fixed-line telephone communications services (local, intercity, international);

  •
  fixed-wireless telephone communications services (local, intercity, international);

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

        Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, terms of network deployment and territory coverage, the requirement to use only certified equipment, the technical standards which must be considered and the requirement to comply with all environmental regulations. Frequency licenses issued after January 1, 2005 also contain the date by which the radio frequency resources must be fully utilized.

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

        MTS' Ukraine license to construct and maintain the telecommunication network and provide services using such network was due to expire on December 3, 2013. In October 2013, MTS Ukraine submitted an application to the NCCIR requesting the renewal of the license. On October 15, 2013, the NCCIR refused to renew the license and recommended that MTS Ukraine receive a new license to provide operations in the telecommunications sphere. On October 21, 2013, MTS Ukraine filed a lawsuit against the NCCIR with a demand to renew the license. On November 19, 2013, a court decision was issued in favour of MTS Ukraine. The decision obliged the NCCIR to renew the license. The NCCIR appealed against the court decision. On January 15, 2014, the court of appeal issued a judgement in which the court refused to sustain the NCCIR appeal. On January 28, 2014, the NCCIR renewed MTS Ukraine license until December, 2018. On January 27, 2014, the NCCIR filed an appeal against the court of appeals' order which was denied by the Court. The cassation procedure was started by Court of Cassation. According to decision of the Highest Administrative Court dated January 22, 2015, the satisfaction of claim dated November 19, 2013 in favor of MTS Ukraine was denied making the resolution of January 28, 2014 to prolong the license for MTS Ukraine illegitimate.

        At the same time MTS Ukraine has bought new license for providing all available mobile services in 2G and 3G networks and NCCIR issued a license for MTS Ukraine as of January 27, 2015, which is valid until 2030. In case of canceling the previous license (as prolonged by resolution of January 28, 2014), MTS Ukraine has the right to provide mobile services using the new one.

3G/UMTS License

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

        In October 2010, the NCRC proposed an updated plan that stipulates carrying out the conversion within eight months of November 2010 and at a cost of 841 million hrivnias (RUB 3,245 million) in one stage by means of releasing the whole 100 MHz frequency range. In March 2011, the NCRC developed a draft regulation (which has yet to be approved by the Ukrainian government) for the compensation of costs incurred by various governmental agencies (including the Ministry of Defense) that currently hold frequencies to be converted. In 2012, the NCCIR was planning to determine the specific requirements of a public tender for the sale of frequencies for the development of 3G networks. The tender was not held in 2012.

        In July 2014, the President of Ukraine Petro Poroshenko issued a decree that prescribes NCCIR to hold an open auction for 3G-licenses for mobile operators until October 30, 2014. In December 2014, NCCIR published terms of a UMTS technology radio frequencies tender and started the process of submission the applications from operators.

        NCCIR published "Tender Conditions for assignment of the licenses on the use of frequency spectrum of Ukraine for the implementation of radio technology "Digital cellular radio communication IMT-2000 (UMTS)" in radio frequency bands 1920-1935/2110-2125, 1950-1965/2140-2155, 1965-1980/2155-2170 MHz" dated November 5, 2014 providing for key tender terms, such as, lot starting price 2.7 billion hryvnias (RUB 8.7 billion); conversion costs in the amount of 1.6 billion hryvnias (RUB 5.2 billion) (534 million hryvnias (RUB 1.7 billion) per each successful bidder).

        The three largest mobile operators Kyivstar, MTS Ukraine and Astelit submitted bids (for each of the three lots). According to the results of the auction held by NCCIR on February 23, 2015, MTS Ukraine won the second lot for the use of 1950-1965/2140-2155 MHz frequency bands for 2.7 billion hryvnias (RUB 9.7 billion at the acquisition date). Successful bidder's portion of radio frequency conversion costs are to be financed under the Plan on Conversion of Radio Frequency Bands approved by NCCIR and the Defense Ministry. Successful bidders are obliged to obtain the approval of NCCIR, special users and other 3G licenses purchasers on requirements specification, including description of conversion terms and conditions, within two months from the tender results announcement date. To date, the terms of the contracts on conversion are being developed together with special users. After receiving a 3G license and signing a contract on conversion, MTS Ukraine will be able to start the process of obtaining permissive documents on exploitation of 3G network (base stations) equipment.

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

        According to AC&M-Consulting, MTS Ukraine had a 34% market share of the wireless communications market in Ukraine as of December 31, 2014.

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

Tariffs

        According to the Ukrainian laws, NCCIR regulates the following tariffs:

  •
  maximum tariffs on public telecommunication services;

  •
  tariffs on leasing of communication channels for operators with dominant market position; and

  •
  maximum tariffs on leasing channels of cable duct system.

        Under the Law of Ukraine on Telecommunications the Cabinet of Ministers of Ukraine is not authorized to regulate prices for telecommunication services.

        In February 2006, NCCIR has set maximum tariffs on that operators having a dominant market position and, in April 2009, has set maximum tariffs on fixed line public telecommunications services.

        Although there are no additional regulations limiting level of maximum tariffs on wireless telecommunications services, if the Antimonopoly Committee believes competition laws are violated, it can assert that tariffs unfair and injurious to market competition. In such cases, the AMC may, inter alia, request the telecommunications operator whom AMC considers as one violating the laws to remedy the situation, in particular, to amend its tariff scheme, and impose fines on the company for an violation.

        Subject to the above, wireless operators are free to set tariffs at levels they consider appropriate.

Interconnect

        Interconnect activity is regulated by the NCCIR. Operators may provide offers for interconnect to the NCCIR, and the NCCIR is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant position on the market and operators having significant market power (SMP-operators) are obliged to submit interconnect offers to the NCCIR for each catalog.

        Interconnect is made pursuant to interconnect agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant position, as well as SMP-operator, cannot refuse an offer to conclude an interconnect agreement with another operator, if the offeror has offered points of interconnect that were previously published by the NCCIR in the catalog of interconnect proposals.

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

        In October 2011, the NCCIR defined all of operators, that have operated in the Ukrainian market in the period from 2009 through 2010 as having significant market power (SMP-operators) for termination traffic on their fixed and mobile networks (433 fixed and 8 mobile operators). Effective 1 January 2012, the NCCIR regulates the interconnection rates for all SMP fixed and mobile operators, including MTS Ukraine. The interconnection rates charged by long- distance operators are set up equal to rates charged by mobile operators.

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market. The last analysis of the market was carried out in October 2013. As a result of this analysis, 345 fixed and seven mobile operators were defined as SMP-operators. The interconnect rates charged by SMP-operators have remained in place since January 1, 2012.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues" for details of NCCIR' s plans to substantially lower interconnect rates for the termination of traffic.

Licenses

Mobile Services

        The following table shows, as of March 1, 2015, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Moscow region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Leningrad region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Arkhangelsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Astrakhan region	MTS OJSC	December 11, 2018	MTS OJSC	October 18, 2016
Bashkortostan Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Belgorod region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Bryansk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chuvashia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Chechen Republic	MTS OJSC	June 10, 2019	MTS OJSC	April 28, 2016
Dagestan Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Ivanovo region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Ingushetia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Kabardino-Balkar Republic	MTS OJSC	June 10, 2019	MTS OJSC	December 30, 2018
Kaliningrad region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kalmykia Republic	MTS OJSC	January 25, 2016	MTS OJSC	December 30, 2018
Kaluga region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Karelia Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kirov region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Komi Republic	MTS OJSC	August 22, 2017	MTS OJSC	August 22, 2017
Kostroma region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Krasnodar region	MTS OJSC	May 30, 2017	MTS OJSC	May 30, 2017
Kursk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Lipetsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Mari-El Republic	MTS OJSC	January 15, 2017	MTS OJSC	January 15, 2017
Mordovia Republic	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Murmansk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Nenetsk Autonomous region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Nizhny Novgorod region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Novgorod region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Orel region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Orenburg region	MTS OJSC	April 28,2018	MTS OJSC	April 28, 2018
Penza region	MTS OJSC	May 6, 2021	—	—
Perm region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Pskov region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Rostov region	MTS OJSC	July 1, 2015	MTS OJSC	July 1, 2015
Ryazan region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Samara region	MTS OJSC	December 30, 2017	MTS OJSC	December 30, 2017
Saratov region	MTS OJSC	July 11, 2017	MTS OJSC	July 11, 2017
Severnaya Osetia-Alania Republic	MTS OJSC	September 1, 2016	MTS OJSC	September 1, 2016
Smolensk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Stavropol region	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Tambov region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tatarstan Republic	MTS OJSC	June 26, 2017	MTS OJSC	June 26, 2017
Tula region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tver region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Udmurt Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Ulyanovsk region	MTS OJSC	May 6, 2021	MTS OJSC	December 30, 2018
Vladimir region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Volgograd region	—	—	MTS OJSC	October 4, 2016
Vologda region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Voronezh region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Yaroslavl region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Asian Russia
Altaisk region	MTS OJSC	September 8, 2015	MTS OJSC	September 8, 2015
Altai Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2018
Amur region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Buryatiya Republic	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chelyabinsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Zabaykalsky region	Sibintertelecom CJSC	June 5, 2019	Sibintertelecom CJSC	June 5, 2019
Zabaykalsky region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Chukotsk Autonomous region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Jewish Autonomous region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Irkutsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kamchatka region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Kemerovo region	MTS OJSC	December 30, 2018	MTS OJSC	December 30, 2018
Khabarovsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Khakassiya Republic	MTS OJSC	September 13, 2016	MTS OJSC	September 13, 2016
Khanty Mansiysk Autonomous region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Krasnoyarsk region	MTS OJSC	May 7, 2018	MTS OJSC	May 7, 2018
Kurgan region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Magadan region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Novosibirsk region	MTS OJSC	February 21, 2017	MTS OJSC	February 21, 2017
Omsk region	MTS OJSC	December 20, 2016	MTS OJSC	December 20, 2016
Primorsky region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sakhalin region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Sverdlovsk region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tomsk region	MTS OJSC	June 5, 2018	MTS OJSC	June 5, 2018
Tyumen region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018
Tyva Republic	MTS OJSC	July 19, 2016	MTS OJSC	December 30, 2018
Yamalo-Nenetsk Autonomous region	MTS OJSC	April 28, 2018	MTS OJSC	April 28, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Ukraine
Ukraine	MTS Ukraine PrJSC	December 3, 2018	MTS Ukraine PrJSC	December 3,2018
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Turkmenistan
Turkmenistan	BCTI	July 27, 2015	BCTI	July 27, 2015
Belarus
Belarus	Mobile Telesystems LLC	April 30, 2022	Mobile Telesystems LLC	April 30, 2022
Uzbekistan
Uzbekistan	Universal Mobile Systems LLC	September 8, 2029	Universal Mobile Systems LLC	September 8, 2029

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	May 21, 2017
Khabarovsk region	MTS OJSC	April 28, 2018
Moscow, Moscow region	MTS OJSC	April 28, 2018
Turkmenistan	MTS-Turkmenistan	July 27, 2015
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PrJSC	September 27, 2026
Uzbekistan	Universal Mobile Systems LLC	September 8, 2029

LTE

License Region	Licensee	Expiry date
Russian Federation	MTS OJSC	July 25, 2022
Moscow, Moscow region	MTS OJSC	December 29, 2016
Moscow, Moscow region	MTS OJSC	April 28, 2018
Asian Russia
Altaisk region	MTS OJSC	September 8, 2015
Amur region	MTS OJSC	April 28, 2018
Buryatiya Republic	MTS OJSC	April 28, 2018
Chelyabinsk region	MTS OJSC	April 28, 2018
Irkutsk region	MTS OJSC	April 28, 2018
Jewish Autonomous region	MTS OJSC	April 28, 2018
Khabarovsk region	MTS OJSC	April 28, 2018
Khakassiya Republic	MTS OJSC	September 13, 2016
Khanty Mansiysk Autonomous region	MTS OJSC	April 28, 2018
Krasnoyarsk Territory	MTS OJSC	May 7, 2018
Kurgan region	MTS OJSC	April 28, 2018
Novosibirsk region	MTS OJSC	February 21, 2017
Omsk region	MTS OJSC	December 20, 2016
Primorsky region	MTS OJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS OJSC	April 28, 2018
Sverdlovsk region	MTS OJSC	April 28, 2018
Tomsk region	MTS OJSC	June 5, 2018

License Region	Licensee	Expiry date
Tyumen region	MTS OJSC	April 28, 2018
Tyva Republic	MTS OJSC	December 30, 2018
YamaloNenetsk Autonomous region	MTS OJSC	April 28, 2018
European Russia
Adygeya Republic	MTS OJSC	April 28, 2018
Arkhangelsk region	MTS OJSC	April 28, 2018
Bashkortostan Republic	MTS OJSC	August 22, 2017
Belgorod region	MTS OJSC	April 28, 2018
Bryansk region	MTS OJSC	April 28, 2018
Dagestan Republic	MTS OJSC	December 30, 2018
Ivanovo region	MTS OJSC	April 28, 2018
Kaliningrad region	MTS OJSC	April 28, 2018
Kaluga region	MTS OJSC	April 28, 2018
Karelia Republic	MTS OJSC	April 28, 2018
Kirov region	MTS OJSC	April 28, 2018
Komi Republic	MTS OJSC	August 22, 2017
Kostroma region	MTS OJSC	April 28, 2018
Krasnodar territory	MTS OJSC	May 30, 2017
Kursk region	MTS OJSC	April 28, 2018
Lipetsk region	MTS OJSC	April 28, 2018
Mari El Republic	MTS OJSC	January 15, 2017
Murmansk region	MTS OJSC	April 28, 2018
Nenetsk Autonomous region	MTS OJSC	April 28, 2018
Nizhny Novgorod region	MTS OJSC	April 28, 2018
Novgorod region	MTS OJSC	April 28, 2018
Orel region	MTS OJSC	April 28, 2018
Perm region	MTS OJSC	April 28, 2018
Pskov region	MTS OJSC	April 28, 2018
Rostov region	MTS OJSC	July 1, 2015
Ryazan region	MTS OJSC	April 28, 2018
Samara region	MTS OJSC	December 30, 2017
Saratov region	MTS OJSC	July 11, 2017
Severnaya Osetia Alania Republic	MTS OJSC	September 1, 2016
Smolensk region	MTS OJSC	April 28, 2018
Stavropol territory	MTS OJSC	December 30, 2018
Tambov region	MTS OJSC	April 28, 2018
Tatarstan Republic	MTS OJSC	June 26, 2017
Tula region	MTS OJSC	April 28, 2018
Tver region	MTS OJSC	April 28, 2018
Udmurt Republic	MTS OJSC	April 28, 2018
Ulyanovsk region	MTS OJSC	December 30, 2018
Vladimir region	MTS OJSC	April 28, 2018
Vologda region	MTS OJSC	April 28, 2018
Voronezh region	MTS OJSC	April 28, 2018
Yaroslavl region	MTS OJSC	April 28, 2018
Armenia	K-Telecom CJSC	November 4, 2019
Uzbekistan	Universal Mobile Systems LLC	September 8, 2029

Mobile Virtual Network

License Region	Licensee	Expiry date
Zabaykalsky region	Sibintertelecom CJSC	September 8, 2015
Moscow region, Moscow	MGTS	August 2, 2018

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

Fixed Line Services

        The following table shows, as of December 31, 2014, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MGTS	Moscow	No. 112865	December 11, 2018
MGTS	Moscow	No. 124224	July 28, 2015
MTS OJSC	Moscow	No. 94370	March 30, 2017
MTS OJSC	Russian Federation	No. 104893	February 16, 2020
MTS OJSC	Moscow region	No. 94371	March 30, 2017
MTS OJSC	Moscow	No. 87181	February 16, 2016
MTS OJSC	Moscow region	No. 87182	November 21, 2015
MTS OJSC	Rostov region	No. 110869	August 1, 2018
MTS OJSC	Severnaya Osetia-Alania Republic	No. 110870	August 1, 2018
MTS OJSC	Krasnodar region	No. 110871	August 1, 2018
MTS OJSC	Bashkortostan Republic	No. 77972	November 21, 2015
MTS OJSC	Astrakhan region	No. 114620	January 19, 2019
MTS OJSC	Kemerovo region	No. 114621	January 19, 2019
MTS OJSC	Arkhangelsk region	No. 114622	January 19, 2019
MTS OJSC	Vologda region	No. 114623	January 19, 2019
MTS OJSC	Kaliningrad region	No. 114624	January 19, 2019
MTS OJSC	Karelia Republic	No. 114628	January 19, 2019
MTS OJSC	Murmansk region	No. 114625	January 19, 2019
MTS OJSC	Novgorod region	No. 114629	January 19, 2019
MTS OJSC	St. Petersburg	No. 114626	January 19, 2019
MTS OJSC	Komi Republic	No. 114627	January 19, 2019
MTS OJSC	Volgograd region	No. 115176	March 4, 2019
MTS OJSC	Omsk region	No. 90203	October 4, 2016
MTS OJSC	Tomsk region	No. 104900	February 27, 2018
MTS OJSC	Altai region	No. 104899	February 27, 2018
MTS OJSC	Krasnoyarsk region	No. 104895	February 27, 2018
MTS OJSC	Novosibirsk region	No. 104898	February 27, 2018
MTS OJSC	Khakassiya Republic	No. 88183	June 6, 2016
MTS OJSC	Kaluga region	No. 87186	July 3, 2015
MTS OJSC	Tyumen region	No. 100908	August 31, 2017
MTS OJSC	Volgograd region	No. 90196	November 17, 2016

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Irkutsk region	No. 90208	October 24, 2016
MTS OJSC	Sakhalin region	No. 90197	October 24, 2016
MTS OJSC	Primorsky region	No. 90198	October 24, 2016
MTS OJSC	Bashkortostan Republic	No. 77981	September 8, 2015
MTS OJSC	Bashkortostan Republic	No. 92587	March 5, 2017
MTS OJSC	Kemerovo region	No. 113543	December 26, 2018
MTS OJSC	Omsk region	No. 90201	October 4, 2016
MTS OJSC	Udmurt Republic	No. 90202	October 4, 2016
MTS OJSC	Ryazan region	No. 75034	July 3, 2015
MTS OJSC	Voronezh region, Orel region	No. 101773	October 24, 2017
MTS OJSC	Lipetsk region, Kursk region, Bryansk region, Belgorod region	No. 104896	February 7, 2018
MTS OJSC	Severnaya Osetia-Alania Republic	No. 97615	June 5, 2017
MTS OJSC	Dagestan Republic	No. 97616	June 5, 2017
MTS OJSC	Tver region	No. 104894	February 27, 2018
MTS OJSC	Smolensk region	No. 104897	February 27, 2018
MTS OJSC	Buryatiya Republic	No. 105547	April 18, 2018
MTS OJSC	Saratov region	No. 105548	April 18, 2018
MTS OJSC	Zabaykalsky region	No. 75297	May 6, 2015
MTS OJSC	Vologda region, Pskov region, Novgorod region, Murmansk region, Karelia Republic, Arkhangelsk region, Leningrad region, St. Petersburg	No. 94373	April 17, 2017
MTS OJSC	Kaliningrad region	No. 104022	December 17, 2017
MTS OJSC	Krasnoyarsk region	No. 90204	October 24, 2016
MTS OJSC	Yaroslavl region	No. 90185	October 24, 2016
MTS OJSC	Ivanovo region	No. 90212	October 24, 2016
MTS OJSC	Astrakhan region	No. 90199	October 24, 2016
MTS OJSC	Rostov region	No. 90205	October 24, 2016
MTS OJSC	Krasnodar region	No. 90213	October 24, 2016
MTS OJSC	Chelyabinsk region	No. 90190	October 24, 2016
MTS OJSC	Perm region	No. 90206	October 24, 2016
MTS OJSC	Kurgan region	No. 90214	October 24, 2016
MTS OJSC	Khanty Mansiysk Autonomous region	No. 90215	October 24, 2016
MTS OJSC	Tomsk region	No. 90189	October 24, 2016
MTS OJSC	Novosibirsk region	No. 90209	October 24, 2016
MTS OJSC	Altai region	No. 90191	October 24, 2016
MTS OJSC	Samara region	No. 90210	October 24, 2016
MTS OJSC	Orenburg region	No. 90192	October 24, 2016
MTS OJSC	Tatarstan Republic	No. 90207	October 24, 2016
MTS OJSC	Nizhny Novgorod region	No. 90193	October 24, 2016
MTS OJSC	Kirov region	No. 90188	October 24, 2016
MTS OJSC	Komi Republic	No. 90187	October 24, 2016
MTS OJSC	Sakha Republic (Yakutia)	No. 90186	October 24, 2016
MTS OJSC	Khabarovsk region	No. 90194	October 24, 2016
MTS OJSC	Amur region	No. 90195	October 24, 2016
MTS OJSC	Saratov region	No. 97004	March 15, 2017
MTS OJSC	Udmurt Republic	No. 97009	March 15, 2017
MTS OJSC	Orenburg region	No. 97025	March 15, 2017
MTS OJSC	Penza region	No. 97010	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Sverdlovsk region	No. 97037	March 15, 2017
MTS OJSC	Tambov region	No. 97011	March 15, 2017
MTS OJSC	Kaluga region	No. 97036	March 15, 2017
MTS OJSC	Irkutsk region	No. 97008	March 15, 2017
MTS OJSC	Khabarovsk region	No. 97012	March 15, 2017
MTS OJSC	Orel region	No. 103568	March 3, 2017
MTS OJSC	Belgorod region	No. 103569	March 3, 2017
MTS OJSC	Primorsky region	No. 97026	March 15, 2017
MTS OJSC	Kirov region	No. 97043	March 15, 2017
MTS OJSC	Altai Republic	No. 96181	February 17, 2017
MTS OJSC	Moscow region	No. 92135	October 12, 2016
MTS OJSC	Moscow	No. 94369	March 30, 2017
MTS OJSC	Kursk region	No. 122729	December 18, 2019
MTS OJSC	Ivanovo region	No. 122269	November 24, 2019
MTS OJSC	Kurgan region	No. 117814	February 17, 2019
MTS OJSC	Tyumen region, Yamalo-Nenetsk Autonomous region	No. 110713	December 1, 2015
MTS OJSC	Samara region	No. 123559	December 31, 2019
MTS OJSC	Leningrad region	No. 110745	December 17, 2016
MTS OJSC	Chelyabinsk region	No. 110711	December 15, 2015
MTS OJSC	Ulyanovsk region	No. 110710	December 15, 2015
MTS OJSC	Perm region	No. 110707	December 15, 2015
MTS OJSC	Rostov region	No. 110743	September 14, 2015
MTS OJSC	Tyumen region, Yamalo-Nenetsk Autonomous region	No. 110704	December 01, 2015
MTS OJSC	Ulyanovsk region	No. 110736	February 28, 2017
MTS OJSC	Mari El Republic	No. 109494	April 11, 2018
MTS OJSC	Chuvashia Republic	No. 109493	April 11, 2018
MTS OJSC	Tyva Republic	No. 110499	May 18, 2018
MTS OJSC	Tambov region	No. 110744	February 28, 2017
MTS OJSC	Penza region	No. 116023	March 14, 2017
MTS OJSC	Tatarstan Republic	No. 124924	May 23, 2018
MTS OJSC	Nizhny Novgorod region	No. 123658	October 1, 2019
MGTS	Moscow	No. 108069	July 10, 2018
MGTS	Moscow region	No. 125848	April 17, 2019
Comstar-regions	Ryazan region	No. 79714	December 23, 2015
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No. 109133	December 1, 2015
Comstar-regions	Sverdlovsk region	No. 84299	April 28, 2016
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No. 109136	December 1, 2015
Comstar-regions	Sverdlovsk region	No. 82418	March 15, 2016
Comstar-regions	Ryazan region	No. 94386	February 9, 2017
Comstar-regions	Sverdlovsk region	No. 77303	October 1, 2015
Telematic Services
MTS OJSC	Russian Federation	No. 101246	July 25, 2022
MTS OJSC	Kamchatka region, Irkutsk region, Jewish Autonomous region, Chukotsk Autonomous region	No. 78184	August 13, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Mari El Republic	No. 77976	September 14, 2015
MTS OJSC	Volgograd region	No. 75029	May 30, 2015
MTS OJSC	Primorsky region	No. 79704	December 21, 2015
MTS OJSC	Sakhalin region, Magadan region, Kamchatka region, Buryatiya Republic	No. 75027	June 17, 2015
MTS OJSC	Zabaykalsky region	No. 118159	June 5, 2019
MTS OJSC	Stavropol region	No. 73258	May 26, 2015
MTS OJSC	Samara region	No. 73944	May 26, 2015
MTS OJSC	Saratov region	No. 73941	May 31, 2015
MTS OJSC	Ulyanovsk region	No. 73940	May 31, 2015
MTS OJSC	Kemerovo region	No. 73007	May 31, 2015
MTS OJSC	Astrakhan region	No. 75713	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75711	July 15, 2015
MTS OJSC	Kalmykia Republic	No. 75709	July 28, 2015
MTS OJSC	Chechen Republic	No. 104023	December 6, 2017
MTS OJSC	Krasnoyarsk region	No. 108065	May 7, 2018
MTS OJSC	Tyva Republic	No. 75705	July 28, 2015
MTS OJSC	Krasnodar region	No. 75701	July 15, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77982	September 14, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77978	September 14, 2015
MTS OJSC	Rostov region	No. 77973	October 26, 2015
MTS OJSC	Komi Republic, Perm region, Orenburg region, Orel region, Nizhny Novgorod region, Lipetsk region, Moscow, Kostroma region, Smolensk region, Kirov region, Kaluga region, Ivanovo region, Bryansk region, Belgorod region, Moscow region, Kursk region, Voronezh region, Tyumen region, Sverdlovsk Reg region ion, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Pskov region, Yaroslavl region, Ryazan region, Vladimir region, Udmurt Republic, Tver region, Tula region, Tambov region, Yamalo-Nenetsk Autonomous region, Amur region	No. 80186	February 15, 2016
MTS OJSC	Bashkortostan Republic	No. 86010	June 21, 2016
MTS OJSC	Khabarovsk region	No. 75033	June 17, 2015
MTS OJSC	Novosibirsk region	No. 82395	April 13, 2016
MTS OJSC	Khakassiya Republic	No. 75000	June 17, 2015
MTS OJSC	Tomsk region	No. 75032	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75031	July 15, 2015
MTS OJSC	Tatarstan Republic	No. 75697	July 15, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Vologda region, Novgorod region, Nenetsk Autonomous region, Murmansk region, Karelia Republic, Kaliningrad region, Arkhangelsk region, Leningrad region, St. Petersburg	No. 90184	October 4, 2016
MTS OJSC	Altai region	No. 91422	December 1, 2016
MTS OJSC	Altai Republic	No. 96857	May 22, 2017
MTS OJSC	Penza region	No. 125651	April 1, 2020
Sibintertelecom CJSC	Zabaykalsky region	No. 78663	September 14, 2015
Stream LLC	Russian Federation	No. 91771	September 22, 2016
MGTS	Moscow, Moscow region	No. 125851	December 11, 2016
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No.111594	December 1, 2015
Comstar-regions	Sverdlovsk region	No. 82417	March 15, 2016
Comstar-regions	Ryazan region	No. 92023	December 10, 2016
Leased Communications Circuits
MTS OJSC	Rostov region	No. 110872	October 2, 2018
MTS OJSC	Mari El Republic	No. 77975	October 5, 2015
MTS OJSC	Zabaykalsky region, Sakha Republic (Yakutia), Khabarovsk region	No. 78822	November 21, 2015
MTS OJSC	Magadan region	No. 96042	May 21, 2017
MTS OJSC	Irkutsk region	No. 96040	May 21, 2017
MTS OJSC	Koryakski Autonomous region, Kamchatka region	No. 96043	May 21, 2017
MTS OJSC	Sakhalin region	No. 76588	August 25, 2015
MTS OJSC	Buryatiya Republic	No. 76589	August 25, 2015
MTS OJSC	Primorsky region	No. 73005	May 10, 2015
MTS OJSC	Tver region, Kostroma region, Komi Republic, Moscow region, Moscow	No. 111802	November 24, 2018
MTS OJSC	Penza region	No. 81729	December 1, 2015
MTS OJSC	Aginski-Buryat Autonomous District	No. 81728	December 1, 2015
MTS OJSC	Ulyanovsk region, Saratov region, Samara region	No. 73942	May 31, 2015
MTS OJSC	Stavropol region, Astrakhan region	No. 73259	May 31, 2015
MTS OJSC	Dagestan Republic	No. 96041	May 21, 2017
MTS OJSC	Volgograd region, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic	No. 105546	April 18, 2018
MTS OJSC	Krasnoyarsk region	No. 108062	May 7, 2018
MTS OJSC	Bashkortostan Republic	No. 108063	May 7, 2018
MTS OJSC	Tatarstan Republic	No. 108060	May 7, 2018
MTS OJSC	Tomsk region, Kemerovo region	No. 108064	May 7, 2018
MTS OJSC	Severnaya Osetia-Alania Republic, Kalmykia Republic	No. 108061	May 7, 2018
MTS OJSC	Chuvashia Republic	No. 75707	July 28, 2015
MTS OJSC	Tyva Republic	No. 75706	July 28, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Vladimir Region, Tula region, Smolensk region, Ryazan region, Pskov region, Kaluga region	No. 77974	October 7, 2015
MTS OJSC	Yaroslavl region, Nizhny Novgorod region, Kirov region, Ivanovo region	No. 77977	October 13, 2015
MTS OJSC	Krasnodar region, Adygeya Republic	No. 75703	July 15, 2015
MTS OJSC	Russian Federation	No. 94560	December 29, 2016
MTS OJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Amur region, Udmurt Republic, Tambov region, Perm region, Orenburg region	No. 82394	April 13, 2016
MTS OJSC	Mordovia Republic	No. 78823	December 23, 2015
MTS OJSC	Novosibirsk region, Altai Republic, Altai region	No. 76586	July 28, 2015
MTS OJSC	Khakassiya Republic	No. 74998	June 17, 2015
MTS OJSC	Kaliningrad region	No. 92589	March 1, 2017
MTS OJSC	Vologda region, Novgorod region, Yamalo-Nenetsk Autonomous region, Murmansk region, Karelia Republic, Arkhangelsk region, Leningrad region, St. Petersburg	No. 92586	March 1, 2017
MTS OJSC	Omsk region	No. 91421	December 27, 2016
MTS OJSC	Chukotsk Autonomous region	No. 119985	August 6, 2019
MTS OJSC	Voronezh region, Orel region, Lipetsk region, Kursk region, Bryansk region, Belgorod region	No. 119295	July 2, 2019
MTS OJSC	Jewish Autonomous region	No. 124558	November 14, 2019
MGTS	Moscow	No. 111816	December 11, 2018
Comstar-regions	Sverdlovsk region	No. 77302	October 15, 2015
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No. 111596	December 15, 2015
Comstar-regions	Ryazan region	No. 92020	December 10, 2016
Sibintertelecom CJSC	Zabaykalsky region	No. 119279	June 5, 2019
Metro-Telecom JSC	Moscow	No. 80005	November 24, 2015

Licensee	License Region(s)	License number	Expiry Date
Sputnikovoe TV	Saratov region, Mordovia Republic, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bryansk region, Belgorod region, Lipetsk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Karelia Republic, Kaluga region, Moscow, Kirov region, Komi Republic , Kostroma region, Krasnodar territory, Kursk region, Moscow region, Mari El Republic, Chelyabinsk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Karachaevo-Cherkesia Republic, Amur region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Bashkortostan Republic, Udmurt Republic, Kurgan region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Samara region, Buryatiya Republic, Primorsky region, Tver region, Irkutsk region, Kamchatka region, Kemerov region, Khabarovsk region, Khakassiya Republic, Ryazan region, Penza region, Altai Republic, Ulyanovsk region, Sakha Republic (Yakutia), Sverdlovsk region, Tyumen region, Tyva Republic, Chechen Republic, Zabaykalsky region, Omsk region, Novosibirsk region	No. 112799	August 2, 2018
Data Transmission Services
MTS OJSC	Russian Federation	No. 101248	July 25, 2022
MTS OJSC	Kamchatka region, Irkutsk region, Jewish Autonomous region, Chukotsk Autonomous region	No. 78185	August 13, 2015
MTS OJSC	Zabaykalsky region	No. 118158	June 5, 2019
MTS OJSC	Mari El Republic	No. 77971	September 14, 2015
MTS OJSC	Altai region	No. 111800	October 31, 2018
MTS OJSC	Volgograd region	No. 74996	June 30, 2015
MTS OJSC	Sakhalin region, Magadan region, Kamchatka Region, Buryatiya Republic	No. 75026	June 17, 2015
MTS OJSC	Primorsky region	No. 79703	December 21, 2015
MTS OJSC	Stavropol region	No. 73856	May 26, 2015

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Samara region	No. 73943	May 26, 2015
MTS OJSC	Kemerovo region	No. 73006	May 31, 2015
MTS OJSC	Saratov region	No. 73939	May 31, 2015
MTS OJSC	Ulyanovsk region	No. 73938	May 31, 2015
MTS OJSC	Astrakhan region	No. 75712	July 15, 2015
MTS OJSC	Adygeya Republic	No. 75710	July 15, 2015
MTS OJSC	Chechen Republic	No. 104020	December 6, 2017
MTS OJSC	Krasnoyarsk region	No. 108058	May 7, 2018
MTS OJSC	Kalmykia Republic	No. 75708	July 28, 2015
MTS OJSC	Tyva Republic	No. 75704	July 28, 2015
MTS OJSC	Krasnodar region	No. 75702	July 15, 2015
MTS OJSC	Mordovia Republic, Chuvashia Republic	No. 77979	September 14, 2015
MTS OJSC	Severnaya Osetia-Alania Republic, Karachaevo-Cherkesia Republic, Kabardino-Balkar Republic, Ingushetia Republic, Dagestan Republic	No. 77980	September 14, 2015
MTS OJSC	Rostov region	No. 82396	April 3, 2016
MTS OJSC	Bashkortostan Republic	No. 75001	June 30, 2015
MTS OJSC	Khabarovsk region	No. 75028	May 31, 2015
MTS OJSC	Altai Republic	No. 75700	July 15, 2015
MTS OJSC	Novosibirsk region	No. 75699	July 15, 2015
MTS OJSC	Khakassiya Republic	No. 74999	June 17, 2015
MTS OJSC	Tomsk region	No. 74997	June 17, 2015
MTS OJSC	Sakha Republic (Yakutia)	No. 75030	June 17, 2015
MTS OJSC	Tatarstan Republic	No. 75698	July 15, 2015
MTS OJSC	Yamalo-Nenetsk Autonomous region, Tyumen region, Sverdlovsk region, Omsk region, Kurgan region, Khanty Mansiysk Autonomous region, Chelyabinsk region, Perm region	No. 93682	April 17, 2017
MTS OJSC	Orenburg region	No. 93684	April 17, 2017
MTS OJSC	Udmurt Republic, Nizhny Novgorod region, Kirov region	No. 93685	April 17, 2017
MTS OJSC	Moscow, Moscow region	No. 93680	April 17, 2017
MTS OJSC	Amur region	No. 93681	April 17, 2017
MTS OJSC	Voronezh region, Orel region, Lipetsk region, Kursk region, Bryansk region, Belgorod region	No. 93686	April 17, 2017
MTS OJSC	Yaroslavl region, Vladimir region, Tver region, Tula region, Tambov region, Smolensk region, Ryazan region, Kostroma region, Kaluga region, Ivanovo region	No. 93687	April 17, 2017
MTS OJSC	Vologda region, Pskov region, Novgorod region, Nenetsk Autonomous region, Murmansk region, Komi Republic, Karelia Republic, Kaliningrad region, Arkhangelsk region, Leningrad region, St. Petersburg,	No. 93683	April 17, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Penza region	No. 125652	April 1, 2020
MGTS	Moscow	No. 125847	December 11, 2018
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No.111595	December 1, 2015
MGTS	Moscow region	No. 125854	April 17, 2019
Comstar-regions	Sverdlovsk region	No. 82419	March 15, 2016
Comstar-regions	Ryazan region	No. 92021	December 10, 2016
Sibintertelecom CJSC	Zabaykalsky region	No. 78664	September 14, 2015
Data Transmission Services for Voice
MTS OJSC	Russian Federation	No. 101245	July 25, 2022
MTS OJSC	Kaluga region	No. 87185	October 26, 2015
MTS OJSC	Rostov region	No. 87180	February 16, 2016
MTS OJSC	Ivanovo region	No. 87183	October 31, 2015
MTS OJSC	Moscow region	No. 87184	October 26, 2015
MTS OJSC	Moscow	No. 94372	March 30, 2017
MTS OJSC	Sakhalin region, Primorsky region, Irkutsk region	No. 80184	December 12, 2015
MTS OJSC	Voronezh region, Orel region, Lipetsk region, Kursk region, Bryansk region, Belgorod region	No. 76587	July 28, 2015
MTS OJSC	Bashkortostan Republic	No. 82398	April 11, 2016
MTS OJSC	Kirov region	No. 97039	March 15, 2017
MTS OJSC	Magadan region	No. 97007	March 15, 2017
MTS OJSC	Buryatiya Republic	No. 97014	March 15, 2017
MTS OJSC	Khabarovsk region	No. 97050	March 15, 2017
MTS OJSC	Kamchatka region	No. 97018	March 15, 2017
MTS OJSC	Zabaykalsky region	No. 97038	March 15, 2017
MTS OJSC	Amur region	No. 97006	March 15, 2017
MTS OJSC	Kurgan region	No. 97022	March 15, 2017
MTS OJSC	Chechen Republic	No. 97035	March 15, 2017
MTS OJSC	Orenburg region	No. 97030	March 15, 2017
MTS OJSC	Chelyabinsk region	No. 97034	March 15, 2017
MTS OJSC	Khakassiya Republic	No. 97040	March 15, 2017
MTS OJSC	Stavropol territory	No. 97032	March 15, 2017
MTS OJSC	Severnaya Osetia Alania Republic	No. 97049	March 15, 2017
MTS OJSC	Karachaevo-Cherkesia Republic	No. 97016	March 15, 2017
MTS OJSC	Kalmykia Republic	No. 97015	March 15, 2017
MTS OJSC	KabardinoBalkar Republic	No. 97041	March 15, 2017
MTS OJSC	Ingushetia Republic	No. 97045	March 15, 2017
MTS OJSC	Dagestan Republic	No. 97029	March 15, 2017
MTS OJSC	Adygeya Republic	No. 97044	March 15, 2017
MTS OJSC	Kostroma region	No. 97024	March 15, 2017
MTS OJSC	Sakha Republic (Yakutia)	No. 97031	March 15, 2017
MTS OJSC	Altaisk region	No. 97013	March 15, 2017
MTS OJSC	Penza region	No. 97048	March 15, 2017
MTS OJSC	Vologda region	No. 97028	March 15, 2017
MTS OJSC	Saratov region	No. 97002	March 15, 2017
MTS OJSC	Ulyanovsk region	No. 97042	March 15, 2017
MTS OJSC	Mari El Republic	No. 97005	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS OJSC	Tomsk region	No. 97003	March 15, 2017
MTS OJSC	Chuvashia Republic	No. 97051	March 15, 2017
MTS OJSC	Tyva Republic	No. 97033	March 15, 2017
MTS OJSC	Kaliningrad region	No. 97046	March 15, 2017
MTS OJSC	Murmansk region	No. 97023	March 15, 2017
MTS OJSC	Pskov region	No. 97017	March 15, 2017
MTS OJSC	Karelia Republic	No. 97047	March 15, 2017
MTS OJSC	Komi Republic	No. 97021	March 15, 2017
MTS OJSC	Altai Republic	No. 97027	March 15, 2017
MTS OJSC	Mordovia Republic	No. 97001	March 15, 2017
MTS OJSC	Krasnodar region	No. 110717	August 31, 2017
MTS OJSC	Astrakhan region	No. 122731	December 18, 2019
MTS OJSC	Tambov region	No. 122730	December 18, 2019
MTS OJSC	Udmurt Republic	No. 110729	February 27, 2018
MTS OJSC	Tver region	No. 122267	November 24, 2019
MTS OJSC	Samara region	No. 123560	December 31, 2019
MTS OJSC	Sverdlovsk region, Khanty Mansiysk Autonomous region-Yugra	No. 108752	March 25, 2018
MTS OJSC	Perm region	No. 110716	February 27, 2018
MTS OJSC	Tyumen region, Yamalo-Nenetsk Autonomous region	No. 110748	December 1, 2015
MTS OJSC	St. Petersburg	No. 124994	January 28, 2020
MTS OJSC	Tatarstan Republic	No. 108754	March 25, 2018
MTS OJSC	Nenetsk Autonomous region	No. 108753	March 25, 2018
MTS OJSC	Vladimir region, Ryazan region	No. 108755	March 25, 2018
MTS OJSC	Jewish Autonomous region, Chukotsk Autonomous region	No. 108756	March 25, 2018
MGTS	Moscow region	No. 125849	January 26, 2017
MGTS	Moscow	No. 125850	February 16, 2016
MTS OJSC	Arkhangelsk region	No. 117815	February 17, 2019
MTS OJSC	Krasnoyarsk region	No. 117816	February 17, 2019
MTS OJSC	Novosibirsk region	No. 117817	February 17, 2019
MTS OJSC	Leningrad region	No. 117818	February 17, 2019
MTS OJSC	Nizhny Novgorod region	No. 117819	February 17, 2019
MTS OJSC	Omsk region	No. 117820	February 17, 2019
MTS OJSC	Smolensk region	No. 117821	February 17, 2019
MTS OJSC	Novgorod region	No. 117822	February 17, 2019
MTS OJSC	Tula region	No. 117823	February 17, 2019
MTS OJSC	Volgograd region	No. 117824	February 17, 2019
MTS OJSC	Kemerovo region	No. 117825	February 17, 2019
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No. 109139	December 1, 2015
Comstar-regions	Sverdlovsk region	No. 82416	March 15, 2016
Comstar-regions	Ryazan region	No. 92022	December 8, 2016
Mobile Radio Services
MTS OJSC	Orenburg region	No. 110718	October 2, 2016
MTS OJSC	Rostov region	No. 110721	August 31, 2017
MTS OJSC	Yamalo-Nenetsk Autonomous region	No. 116564	December 15, 2015
Comstar-regions	Khanty Mansiysky Autonomous region-Yugra	No. 109138	December 15, 2015

Licensee	License Region(s)	License number	Expiry Date
Comstar-regions	Khanty Mansiysky Autonomous region-Yugra	No.109413	May 23, 2018
MGTS	Moscow, Moscow Region	No.112630	August 02, 2018
Telecommunications Services for Cablecasting
MTS OJSC	Russian Federation	No. 122268	November 24, 2019
Comstar-regions	Ryazan region	No. 96615	December 10, 2015
Comstar-regions	Sverdlovsk region	No. 101795	October 16, 2017
Comstar-regions	Khanty Mansiysk Autonomous region-Yugra	No. 111597	December 1, 2015
MGTS	Moscow	No. 125852	January 27, 2016
MGTS	Moscow region	No. 125853	June 18, 2018
Telecommunications Services for Broadcasting
MTS OJSC	Kaluga	No. 110724	June 13, 2015
MTS OJSC	Nizhny Novgorod	No. 110698	June 28, 2015
MTS OJSC	Arkhangelsk region, Arkhangelsk, Koryazhma	No. 123157	August 1, 2016
MTS OJSC	Rostov-on-Don	No. 113017	August 1, 2016
MTS OJSC	Tver region	No. 114630	August 1, 2016
MTS OJSC	Rostov region, Taganrog	No. 117190	August 2, 2016
MTS OJSC	Arkhangelsk region, Severodvinsk	No. 120320	August 1, 2016
MTS OJSC	Ivanovo	No. 110719	September 29, 2015
MTS OJSC	Udmurt Republic, Izhevsk	No. 110738	July 20, 2015
MTS OJSC	Krasnoyarsk Territory, Norilsk, Dudinka	No. 114619	August 1, 2016
MTS OJSC	Belgorod region, Belgorod	No. 124923	July 17, 2019
MTS OJSC	Saratov Region, Saratov	No. 124922	August 1, 2016
Comstar-regions	Ekaterinburg	No. 112544	August 1, 2016
Comstar-regions	Nizhniy Tagil, Sverdlovsk region	No. 99351	July 19, 2015
Comstar-regions	Ryazan	No. 86661	November 6, 2015

Licensee	License Region(s)	License number	Expiry Date
Spitnikovoe TV	Dagestan Republi, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bashkortostan Republic, Kirov region, Novgorod region, Karelia Republic, Murmansk region, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Kaluga region, Smolensk region, Bryansk region, Karachaevo-Cherkesia Republic, Komi Republic , Kostroma region, Krasnodar territory, Kursk region, Lipetsk region, Mari El Republic, Mordovia Republic, Moscow region, Nizhny Novgorod region, Chuvashia Republic, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Ryazan region, Samara region, Saratov region, Moscow, Severnaya Osetia Alania Republic, Belgorod region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Tver region, Udmurt Republic, Volgograd region, Vladimir region, Omsk region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Altai Republic, Amur region, Buryatiya Republic, Chelyabinsk region, Kemerov region, Jewish Autonomous region, Ulyanovsk region, Khabarovsk region, Khakassiya Republic, Khanty Mansiysk Autonomous region, Krasnoyarsk Territory, Kurgan region, Novosibirsk region, Penza region, Primorsky region, Sakha Republic (Yakutia), Sakhalin region, Sverdlovsk region, Tomsk region, Tyumen region, Tyva Republic, YamaloNenetsk Autonomous region, Chechen Republic, Zabaykalsky region, Irkutsk region	No. 123678	October 1, 2019
Cable Radio (communication services for the purpose of wire broadcasting)
MTS OJSC	Nizhny Novgorod region	No. 123659	October 1, 2019
Comstar-regions	Sverdlovsk region	No. 120413	May 23, 2019

C.    Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2014.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
SMARTS Companies	Consolidated	100.0%	Russia
Sputnikovoe TV	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.6%	Russia
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Finance	Consolidated	100.0%	Luxembourg
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
MTS Bermuda(1)	Consolidated	100.0%	Bermuda
Dega Retail Holding Limited	Consolidated	100.0%	British Virgin Islands
MTS International Funding(2)	Consolidated	VIE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
UMS	Consolidated	50.01%	Uzbekistan
MTS Belarus	Equity	49.0%	Belarus
IntellectTelecom	Equity	47.3%	Russia
Stream LLC	Equity	45.0%	Russia
MTS Bank	Equity	27.0%	Russia
OZON	Equity	10.8%	Cyprus

(1)
A wholly owned subsidiary established to repurchase our ADSs.

(2)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a variable interest entity of the Group.

        See also Note 2 to our audited consolidated financial statements.

D.    Property, Plant and Equipment

Property, Plant and Equipment

        We own and occupy premises in Moscow at 4 Marksistskaya Street Bldgs. 1-4, 34 Marksistskaya Street Bldg. 10, 1/3 Vorontsovskaya Street Bldgs. 2 and 2a, 5 Vorontsovskaya Street Bldgs. 1 and 2, 13/ 14 Vorontsovskaya Street Bldg. 4, 8 Vorontsovskaya Street Bldg. 4, 12/12 Pankratievsky Pereulok, 2/10 Perviy Golutvinskiy Pereulok Bldg. 1 and 2, 4 Perviy Golutvinskiy Pereulok Bldg. 1, 9 Magnitogorskaya Street , 6 Vtoroy Vyazovskiy Proezd Building 1-3, 2A Konstantina Simonova Street, 19 Dmitrovskoye shosse Bldg. 2, 103 Prospect Mira, 42 Profsoyuznaya Street Bldg. 1, 24/2 Malaya Dmitrovka Street, 5/9 Malaya Dmitrovka Street, Sheremetyevo Airport, 58/1 Ryazanskiy prospect, 60 Varshavskoe shosse, 27 Smolenskaya-Sennaya square Bldg 2, 27 Smolenskaya-Sennaya square Bldg 3, 6 Ostrovitjanova Street, 2 Mozhayskoe shosse, which we use for administration, sales and other service centers as well as the operations of mobile switching centers.

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 235 buildings located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

        The table below sets forth certain information on our network equipment as of December 31, 2014.

	Base stations GSM-900	Base stations GSM-1800	Base stations UMTS-900	Base stations UMTS-2100	Femtocells UMTS-2100	Base stations LTE-800	Base stations LTE-1800	Base stations LTE-2600	Small Cell	Base station controller(1)	Switches(2)	Media gateways(2)
Russia	27895	20071	1363	32852	3129	488	593	13255	197	964	121	166
Ukraine	5221	8250	—	—	—	—	—	—	—	256	72	—
Uzbekistan	787	2011	—	815	—	—	—	11	—	66	35	27
Turkmenistan	855	793	—	298	—	—	—	—	—	22	6	—
Armenia	1031	591	—	1091	—	—	—	250	—	18	10	6

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

        According to AC&M-Consulting, we are the largest mobile operator in Russia and the second largest in Ukraine in terms of mobile subscribers. We are also the largest operator in Armenia in terms of mobile subscribers, according to our estimates. As of December 31, 2014, we had a mobile subscriber base of approximately 98.8 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 29.0% market share as of December 31, 2014, based on TMT consulting data.

        Our revenues for the year ended December 31, 2014, were RUB 410,758 million, an increase of 3% from the year ended December 31, 2013. Our net income attributable to the Group for the year ended December 31, 2014, was RUB 51,822 million, a decrease of 35.1% from the year ended December 31, 2013. Our net income from continuing operations for the year ended December 31, 2014 decreased by RUB 24,662 million or 32.0% to RUB 52,393 million, the decline was mainly attributable to an increase of RUB 12,550 million in currency exchange and translation loss due to depreciation of the Russian Ruble, write off of RUB 5,138 million investment in Delta Bank in Ukraine and an impairment of MTS Bank (RUB 3,225 million), the effect was partially compensated by a gain of RUB 6,734 million resulting from our reentrance into Uzbekistan. In addition in 2013, we recognized a gain as a result of the settlement of Bitel litigation (the gain totaled to RUB 12,147 million). Our revenues have historically increased through organic growth, as well as through acquisitions.

        We also aggressively expanded our proprietary retail and distribution network over the course of 2012, 2013 and 2014, both organically and through the acquisition of several national and regional retail chains. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution" and "—Acquisitions."

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2012, 2013 and 2014 were RUB 87,783 million, RUB 81,575 million and RUB 92,599 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities from continuing operations for the years ended December 31, 2012, 2013 and 2014 was RUB 134,856 million, RUB 159,924 million and RUB 159,518 million, respectively.

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (approximately RUB 92.8 billion at the date of issue) through eight U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 96 billion. Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately RUB 176.5 billion as of December 31, 2014.

        We repaid approximately RUB 52.6 billion of indebtedness in 2014. As of December 31, 2014, the total amount available to us under our credit facilities amounted to RUB 44.4 billion. We had total indebtedness of approximately RUB 292.4 billion as of December 31, 2014, including capital lease obligations, compared to approximately RUB 219.1 billion as of December 31, 2013.

        Our total interest expense for the years ended December 31, 2013 and 2014 was RUB 15,498 million and RUB 16,453 million, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

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

Segments

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services.

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed PSTN operator in Moscow and is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        The segments are organized and managed separately based on the nature of products and services, regulatory environments and geographic areas.

        The "Other" category does not constitute a reportable segment. It includes both the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Uzbekistan, Turkmenistan, Sputnikovoe TV and the headquarters. See also Note 29 to our audited consolidated financial statements for segment information.

        In 2014, the Group ceased presenting Russia convergent and Moscow fixed line as one reporting segment. Management has determined that disaggregation may help users of the financial statements better understand the Group's future performance. Related financial information has, therefore, been retrospectively restated.

        The net operating revenues of our segments for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Year Ended December 31,
	2012	2013	2014
	(in millions of Russian Rubles)
Net operating revenues
Russia convergent	305,991	321,075	340,732
Moscow fixed line	37,856	40,324	40,824
Ukraine	37,722	39,732	32,786
Other	6,382	9,129	11,198
Eliminations(1)	(9,711)	(11,817)	(14,782)

Net operating revenues as reported	378,240	398,443	410,758

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming and rent of channels and telecommunications infrastructure.

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2012	2013	2014
	(in millions)
Subscribers(1)
Russia	71.2	69.4	74.6
Ukraine(2)	20.7	21.5	20.2
Turkmenistan	1.5	1.7	1.7
Armenia	2.4	2.0	2.1
Uzbekistan(3)	n/a	n/a	0.2

Total consolidated	95.8	94.7	98.8

MTS Belarus (unconsolidated)	5.2	5.2	5.3

(1)
For the years ended December 31, 2012 and 2013 we defined a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of Prepaid tariffs) or whose account does not have a negative balance for more than this period. Starting from 2014, we define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. The number of subscribers was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

(2)
Including CDMA subscribers starting 2011.

(3)
We reenterd into Uzbekistan market and started provision of services on December 1, 2014. We expect our subscriber base and revenues to increase and our market share to enhance in 2015.

        We had approximately 74.6 million subscribers in Russia as of December 31, 2014, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 168.2%, according to AC&M-Consulting. We had approximately 20.2 million subscribers in Ukraine as of December 31, 2014 and, according to AC&M-Consulting, a 34% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2014, we had approximately 2.1 million subscribers in Armenia, and 1.7 million subscribers in Turkmenistan, representing a 60.4% and 25.5% market share, respectively, according to our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Services."

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

	Year Ended December 31,
	2012	2013	2014
Subscriber Churn
Russia	42.4%	38.1%	41.0%
Ukraine	30.5%	27.2%	34.2%

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia slightly increased to 41.0% during the year ended December 31, 2014, as compared to 38.1% for the year ended December 31, 2013, due to growth in the number of new connections. We continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2015, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine increased to 34.2% for the year ended December 31, 2014, from 27.2% for the year ended December 31, 2013 due to the fact that MTS Ukraine terminated operations in Crimea in October 2014.

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

	Year Ended December 31,
	2012	2013	2014
Average monthly service revenue per subscriber, RUB
Russia	297.1	338.6	339.1
Ukraine	152.7	157.5	129.1
Average monthly minutes of use per subscriber
Russia	304	359	372
Ukraine	597	608	554

        Average monthly service revenue per subscriber in Russia slightly increased to RUB 339.1 for the year ended December 31, 2014, from RUB 338.6 for the year ended December 31, 2013. This increase was coupled with an increase in subscriber base in 2014 to 74.6 million from 69.4 million, and was caused by inflation and an increase in the disposable income of the general population. Average monthly minutes of use per subscriber in Russia increased to 372 minutes in 2014 from 359 minutes in 2013 mainly due to decrease in tariffs for on- net traffic and various roaming-related offers.

        In Ukraine, average monthly service revenue per subscriber decreased to RUB 129.1 for the year ended December 31, 2014, from RUB 157.5 for the year ended December 31, 2013. The average monthly minutes of use per subscriber decreased to 554 minutes in 2014 from 608 minutes in 2013 due to the negative impact of macroeconomic factors on overall voice traffic and difficulty in provision of services in eastern Ukraine.

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 27.6% in 2012, 26.4% in 2013 and 23.8% in 2014. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 11.3%, 11.1% and 12.1% of our total revenues in 2012, 2013 and 2014, respectively. The interconnect fees as a percentage of our total revenues remained relatively stable. However, in absolute terms, interconnect fees grew by RUB 5.6 billion in 2014 as compared to 2013 and we expect it to continue to grow due to the increases in traffic volumes from our competitors.

        Value-added services as a percentage of our total revenues comprised 21.5% in 2012, 24.1% in 2013 and 26.9% in 2014. We offer our subscribers an array of value-added services. The increase in 2014 in revenue from value-added services was due to an increase in data traffic, resulting from active marketing initiatives, expansion of mobile internet penetration and overall improvement of the quality of these services.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 7.1% in 2012, 6.8% in 2013 and 5.8% in 2014, respectively. The fluctuations of the monthly subscription fees as a percentage of our total revenues corresponds to the change in the share of subscribers with monthly subscription fees in the subscriber mix from year to year and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of prepaid minutes as well as certain amount of prepaid megabytes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues represented 0.7% in 2012, 0.6% in 2013 and 0.7% in 2014. We generally expect that roaming fees will decline as a percentage of our total revenues due to the large increase of revenues from our value-added services. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.6% in 2012, 8.6% in 2013 and 8.3% in 2014. We expect that our roaming fees will decline as a percentage of total revenues due to the continuing growth of revenues from our value-added services.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network as described in Note 20 to our audited consolidated financial statements. Connection fees represented 0.3%, 0.2%, 0.3% of our total revenues in 2012, 2013, and 2014, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 14.7%, 14.7% and 14.1% of our total revenues in 2012, 2013 and 2014, respectively. In absolute terms, the growth of our fixed service revenues was stimulated by an increase in revenues from internet and TV services due to the increase in number of users attributable to the development of the GPON project and consequent improvement in quality and uptake of services provided. We expect that it will continue to grow due to the further development of GPON.

Sales of Handsets and Accessories

        Revenue from the sale of handsets and accessories as a percentage of total revenue comprised 7.6% in 2012, 6.6% in 2013 and 7.0% in 2014. The increase in 2014 as compared to 2013 is attributable to the expansion of our retail chain. We expect that sales of handsets and accessories will decrease as a percentage of total revenue due to the expected increase of revenues from our value-added services. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of Handsets and Accessories" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 12.3% in 2012, 11.9% in 2013 and 12.6% in 2014. Line rental charges as a percentage of our total revenues represented 1.9% in 2012, 2013 and 2014.

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

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 1.7% in 2012, 1.4% in 2013 and 2.2% in 2014.

Cost of Handsets and Accessories

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 6.6% in 2012, 5.7% in 2013 and 6.1% in 2014. The increase in 2014 was primarily attributable to the growth in our handsets sales. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users. In the years ended December 31, 2012, 2013, and 2014 we provided net handset subsidies in Ukraine totaling RUB 168 million, RUB 120 million, and RUB 67 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to RUB 1,194 million in 2012, RUB 1,309 million in 2013 and RUB 1,144 million in 2014.

Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of:

  •
  expenses for advertising and promotion; and

  •
  dealer commissions on new connections and cash collected from subscribers.

        Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas. These expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2012, we changed the motivation scheme for our dealers, shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality which is measured by a percentage of subscriber payment. This resulted in the decrease of sales and marketing expenses in 2012. In 2013, sales and marketing expenses remained at the same level as in 2012 (5.7% of the revenue). In 2014, sales and marketing expenses decreased to 5.3% of our total revenue due to decrease in subscriber base in Ukraine and more active usage of own retail network.

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

  •
  other operating expenses.

        Sundry operating expenses as a percentage of our total revenues represented 22.9% in 2012, 23.6% in 2013 and 23.6% in 2014. Sundry operating expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues remained relatively stable and amounted to 18.2% for the year ended December 31, 2014 as compared to 18.4% of our total revenues for the year ended December 31, 2013. We expect increases in future in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Interest Expense

        Our interest expense for 2014 increased by RUB 955 million or 6.2% compared to 2013 and amounted to RUB 16,453 million. The increase is primarily attributable to the rise in our total indebtedness, revision of interest rates during 2014 as well as raising funds at higher interest rates due to the increase in the CBR key rate. We expect interest expense to increase in 2015.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of business expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. Effective April 1, 2011, the statutory income tax rate in Ukraine was reduced from 25% to 23%, to 21% in 2012, to 19% in 2013 and to 18% in 2014. As of today, no changes in tax rates are expected in the future. The effective tax rate applicable to our consolidated group in the year ended December 31, 2014 was 23.8%. The effective tax rate differs from the statutory rate insignificantly, mainly as a result of earnings distributions from subsidiaries, effect of the lower tax rates of subsidiaries and other items not liable for tax purposes.

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

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2008	13.3%
2009	8.8%
2010	8.8%
2011	6.1%
2012	6.6%
2013	6.5%
2014	11.4%

Source:
Federal State Statistics Service.

        The Ukrainian economy has been characterized by high rates of inflation:

Year	Inflation/(deflation) rate
2008	25.2%
2009	15.9%
2010	9.4%
2011	8.0%
2012	(0.2)%
2013	(0.3)%
2014	12.1%

Source:
State Statistics Committee of Ukraine.

        Inflation rates in Armenia, Turkmenistan and Uzbekistan in 2014 were estimated at 4.6%, 4.4% and 6.1% respectively.

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

        Below is a list of our major acquisitions during 2012, 2013 and 2014.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2012
Tascom	Provider of telecommunication services to corporate clients in Moscow and the Moscow Region	May 2012	100%	1,437
Elf Group	Regional fixed line operator	August 2012	100%	191
Intercom	Regional fixed line operator	August 2012	100%	80
Zhelgortelecom	Regional fixed line operator	October 2012	100%	147
Pilot	Regional fixed line operator	October 2012	100%	32
TVK & K	Regional fixed line operator	December 2012	100%	59

				1,946

2013
MTS Bank	Commercial bank	April 2013	25.1%	5,089

				5,089

2014
Ozon Holdings Limited	e-commerce retailer	April 2014	10.8%	2,702
SMARTS-Ivanovo	Regional mobile operator	December 2014	100%	424
SMARTS-Ufa	Regional mobile operator	December 2014	100%	399
Penza-GSM	Regional mobile operator	December 2014	100%	1,934

				5,459

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and Ukraine. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2012	2013	2014
	(in millions of Russian Rubles)
Net operating revenues
Russia convergent	305,991	321,075	340,732
Moscow fixed line	37,856	40,324	40,824
Ukraine	37,722	39,732	32,786
Other	6,382	9,129	11,198
Eliminations(1)	(9,711)	(11,817)	(14,782)

Net operating revenues as reported	378,240	398,443	410,758

Costs of services, excluding depreciation and amortization shown separately below, and cost of handsets and accessories
Russia convergent	99,852	98,359	108,405
Moscow fixed line	5,685	5,990	5,458
Ukraine	9,691	10,067	9,275
Other	1,400	2,234	2,628
Eliminations(1)	(8,535)	(10,237)	(11,084)

Cost of services and cost of handsets and accessories as reported	108,093	106,413	114,682

Sundry operating expenses(2)
Russia convergent	59,473	67,149	70,111
Moscow fixed line	12,241	12,693	13,495
Ukraine	6,242	6,360	11,430
Other	9,687	9,057	5,353
Eliminations(1)	(867)	(1,101)	(3,280)

Sundry operating expenses as reported	86,776	94,158	97,109

Sales and marketing expenses
Russia convergent	17,839	18,712	18,479
Moscow fixed line	731	781	660
Ukraine	2,570	2,664	1,911
Other	817	1,060	1,157
Eliminations	(290)	(356)	(299)

Sales and marketing expenses as reported	21,667	22,861	21,908

Depreciation and amortization expenses
Russia convergent	51,994	57,655	57,773
Moscow fixed line	4,251	5,182	7,609
Ukraine	9,571	8,896	6,780
Other	2,104	1,588	2,619
Eliminations	(10)	(68)	(71)

Depreciation and amortization as reported	67,910	73,253	74,710

Operating income
Russia convergent	76,832	79,199	85,964
Moscow fixed line	14,948	15,678	13,601
Ukraine	9,647	11,745	3,390
Other	(7,625)	(4,810)	(559)
Eliminations	(8)	(54)	(47)

Operating income as reported	93,794	101,758	102,349

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming and rent of channels and telecommunications infrastructure.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of general and administrative expenses, allowance for doubtful accounts, impairment of long-lived assets and goodwill, other operating expenses/(income) , gain from reentrance into Uzbekistan and provision for investments in DeltaBank in Ukraine.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2014, increased by RUB 12,315 million, or 3.1%, to RUB 410,758 million from RUB 398,443 million for the year ended December 31, 2013. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2014, was the large increase in the usage of value-added services by our subscribers (by RUB 14,432 million), which was mainly attributable to the increase of data traffic driven by our active promotion of value-added services, an increase in mobile internet penetration, an increase in usage of smartphones by our subscribers and active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2014 was also supported by the growth of interconnect revenues by RUB 5,619 million and increase in revenues from sales of handsets and accessories by RUB 2,443 million. The growth of our interconnect revenues was due to increases in the volume of traffic from our competitors and the appreciation of U.S. dollar and EUR against Russian ruble by approximately 21% based on average exchange rates for the year ended December 31, 2014 and 2013 which affected our interconnect revenue in ruble terms. The increase in sales of handsets and accessories by RUB 2,443 million was stimulated by the continued expansion of our retail operations. In the year ended December 31, 2014, we experienced a decline in our revenues from voice services by RUB 7,260 million due to continued refocusing of our strategy to promote data services. The decrease in subscription fees by RUB 3,316 million in the year ended December 31, 2014 as compared to the year ended December 31, 2013 is attributable to the reallocation of our subscriber base to more affordable contract tariff plans. Our consolidated mobile subscriber base increased and amounted to 98.8 million as of December 31, 2014 as compared to 94.7 million as of December 31, 2013. The increase in the mobile churn rate in Russia to 41.0% from 38.1% in 2013 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2014 increased and amounted to RUB 114,682 million as compared to RUB 106,413 million for the year ended December 31, 2013 and comprised 27.9% and 26.7% as a percentage of consolidated revenues for the year ended December 31, 2014 and 2013, respectively. The increase was mainly attributable to the growth of interconnect expenses by RUB 4,192 million, roaming expenses by RUB 3,307 million and cost of handsets and accessories by RUB 2,623 million. The growth of our interconnect expenses was due to the increase in outgoing traffic volumes and the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014 which affected our interconnect expenses in ruble terms. The increase in roaming expenses is mainly attributable to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014. The growth in cost of handsets and accessories was mainly attributable to the increase in volume of handsets and accessories sales by 9.2% in the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in the consolidated cost of services and cost of handsets and accessories was offset by the decrease in cost of value added services by RUB 2,252 million which is attributable to the change in the structure of value added services sold in favor of high margin services.

        Russia convergent revenues for the year ended December 31, 2014, increased by 6.1% to RUB 340,732 million from RUB 321,074 million for the year ended December 31, 2013. The increase in Russia convergent revenues in the year ended December 31, 2014, was primarily due to the growth of revenues from value- added services by RUB 17,103 million, interconnect revenues by RUB 5,905 million, revenues from sales of handsets and accessories by RUB 2,462 million and roaming revenues by RUB 782 million. Revenues from value-added services as a percentage of Russia convergent revenues in the year ended December 31, 2014, grew to 29.3% as compared to 25.8% in the year ended December 31, 2013, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues grew to RUB 45,639 million, as compared to RUB 39,734 million, in the year ended December 31, 2013, due to the growth in the volume of traffic from our competitors and the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014. Revenues from sales of handsets and accessories increased to RUB 28,778 million in the year ended December 31, 2014 from RUB 26,317 million in the year ended December 31, 2013 due to the continued expansion of our retail operations. The growth in roaming revenues to RUB 34,978 million for the year ended December 31, 2014 as compared to RUB 34,196 million for the year ended December 31, 2013 was mainly attributable to the increase in revenues from guest subscribers in ruble terms due to appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014. In the year ended December 31, 2014, we experienced a decline in Russia convergent revenues from voice services by RUB 3,183 million due to continued refocusing of our strategy to promote data services. The decrease in subscription fees by RUB 3,553 million in the year ended December 31, 2014 as compared to the year ended December 31, 2013 is attributable to the reallocation of our subscriber base to more affordable contract tariff plans.

        Russia convergent cost of services and cost of handsets and accessories for the year ended December 31, 2014, increased by 10.2% to RUB 108,406 million from RUB 98,359 million for the year ended December 31, 2013. The increase was mainly attributable to the growth of interconnect expenses by RUB 6,442 million, roaming expenses by RUB 3,978 million and cost of handsets and accessories by RUB 2,715 million. The growth of our interconnect expenses was due to the increase in outgoing traffic volumes and the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014 which affected our interconnect expenses in ruble terms. The increase in roaming expenses is mainly attributable to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2014. The growth in cost of handsets and accessories was mainly attributable to the increase in volume of handsets and accessories sales by 9.4% in the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in the Russia mobile cost of services and cost of handsets and accessories was offset by the decrease in cost of value added services by RUB 1,905 million which is attributable to the change in the structure of value added services sold in favor of high margin services. The decrease in other direct cost by RUB 1,229 million in the year ended December 31, 2014 as compared to the year ended December 31, 2013 is attributable to the decrease in volume of construction works performed in 2014.

        Moscow fixed line revenues for the year ended December 31, 2014, increased by 1.2% to RUB 40,824 million from RUB 40,324 million for the year ended December 31, 2013. The increase in Moscow fixed line revenues in the year ended December 31, 2014, was primarily due to the growth of revenues from internet and TV services by RUB 1,188 million attributable to the increase in number of users due to the development of the GPON project and consequent improvement in quality and uptake of services provided. Other fixed line revenues increased by RUB 320 million for the year ended December 31, 2014 due to the growth in tariffs for the rent of fixed line infrastructure. The growth was offset by decrease in revenues from IP-telephony by RUB 1,014 million for the year ended December 31, 2014 due to continued decline in number of subscribers.

        Moscow fixed line cost of services and cost of handsets and accessories for the year ended December 31, 2014, decreased by 8.9% to RUB 5,458 million from RUB 5,990 million for the year ended December 31, 2013. The decline was primarily attributable to the decrease in interconnect expenses by RUB 257 million and the decrease in other direct cost by RUB 472 million due to overall decline in outgoing traffic volume and the completion of project "Svetofor," centralized monitoring and control of traffic lights in Moscow. The growth of line rental by RUB 152 million in the year ended December 31, 2014 as compared to the year ended December 31, 2013 was attributable to increased volume of line rental.

        Ukraine revenues decreased by 17.5% to RUB 32,787 million in the year ended December 31, 2014, from RUB 39,732 million in the year ended December 31, 2013, primarily due to the depreciation of Ukrainian hryvnia against Russian ruble by 24% which resulted in decrease of Ukraine revenues in ruble terms by RUB 7,387 million. The decline was offset by the growth in interconnect revenues for the year ended December 31, 2014 by RUB 1,220 million due to the increase in the volume of traffic from our competitors.

        Ukraine cost of services and cost of handsets and accessories decreased by 7.9% to RUB 9,275 million in the year ended December 31, 2014, from RUB 10,067 million in the year ended December 31, 2013. Ukraine cost of services and cost of handsets and accessories as a percentage of Ukraine revenues for the year ended December 31, 2014 increased and amounted to 28.3% as compared to 25.3% for the year ended December 31, 2013. The moderate decrease was primarily attributable to the depreciation of Ukrainian hryvnia against Russian ruble by 24% which resulted in decline of Ukraine cost of services and cost of handsets and accessories in ruble terms by RUB 2,213 million. The decrease was offset by the growth in interconnect expenses by RUB 943 million due to the increase in outgoing traffic volumes. The increase in other direct cost by RUB 453 million is attributable to the growth of fees for radio frequencies.

        Other countries and business activities revenues for the year ended December 31, 2014, increased by 22.7% to RUB 11,198 million from RUB 9,129 million for the year ended December 31, 2013. The increase was caused by depreciation of Russian ruble against local currencies — Armenian dram and Turkmenian manat. The effect of our reentrance into Uzbekistan was not significant.

        Other countries and business activities cost of services and cost of handsets and accessories for the year ended December 31, 2014, increased to RUB 8,570 million from RUB 6,895 million for the year ended December 31, 2013. The increase was caused by depreciation of Russian ruble against local currencies — Armenian dram and Turkmenian manat. The effect of our reentrance into Uzbekistan was not significant.

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2014, increased by 3.1% to RUB 97,109 million from RUB 94,158 million for the year ended December 31, 2013 and comprised 23.6% as a percentage of consolidated revenue for the year ended December 31, 2014 and 2013. The increase was mainly attributable to the increase in salary expenses and related social contributions by RUB 3,324 million amounting to 12% of our revenues for the year ended December 31, 2014 compared to 11.5% of our revenues for the year ended December 31, 2013 due to indexation of salaries, as well as increases in the number of employees (mainly resulting from our continuing retail expansion).

        Russia convergent sundry operating expenses for the year ended December 31, 2014, increased by 4.4% to RUB 70,110 million from RUB 67,149 million for the year ended December 31, 2013. Russia convergent sundry operating expenses as a percentage of Russia convergent revenues decreased to 20.6% for the year ended December 31, 2014, from 20.9% for the year ended December 31, 2013. The increase of Russia convergent sundry operating expenses was mainly attributable to the increase in rent expenses by RUB 3,349 million amounting to 4.8% of Russia convergent revenues for the year ended December 31, 2014 compared to 4.0% of Russia convergent revenues for the year ended December 31, 2013 due to increases in the number of rented base station sites and retail expansion.

        Moscow fixed line sundry operating expenses for the year ended December 31, 2014, increased by 6.3% to RUB 13,495 million from RUB 12,693 million for the year ended December 31, 2013. Moscow fixed line sundry operating expenses as a percentage of Moscow fixed line revenues increased to 33.1% for the year ended December 31, 2014, from 31.5% for the year ended December 31, 2013. The increase of Moscow fixed line sundry operating expenses as a percentage of Moscow fixed line revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 19.8% for the year ended December 31, 2014, from 18.4% for the year ended December 31, 2013 due to salary indexation.

        Ukraine sundry operating expenses for the year ended December 31, 2014, increased by 79.7% to RUB 11,431 million from RUB 6,360 million for the year ended December 31, 2013. Ukraine sundry operating expenses as a percentage of Ukraine revenues increased to 34.9% for the year ended December 31, 2014, from 16.0% for the year ended December 31, 2013. This increase was mainly due to the recognition of a provision for investments in DeltaBank in Ukraine amounting to RUB 5,138 millionand an increase of taxes other than income tax to 2.9% of our total revenues for the year ended December 31, 2014 from 0.1% for the year ended December 31, 2013 — which was partially offset by a decrease caused by appreciation of the cross currency rate of Russian ruble to Ukrainian hryvnia of RUB 416 million for salary expenses and related social contributions and RUB 266 million for rent expenses.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2014, decreased by 40.9% to RUB 5,353 million from RUB 9,057 million for the year ended December 31, 2013. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues decreased to 47.8% for the year ended December 31, 2014, from 99.2% for the year ended December 31, 2013. The decrease was mainly attributable to the gain from reentrance into Uzbekistan in the amount of RUB 6,734 million recognized in the year ended December 31, 2014. The impact of this was offset by the recognition of a gain resulting from the settlement of the Bitel litigation amounting to RUB 1,060 million in the year ended December 31, 2013, an increase in the year ended December 31, 2014 in our salary expenses of RUB 994 million mainly due to salary indexation, and an increase in sundry operating expenses in Uzbekistan of RUB 550 million driven by resuming of our activities.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2014, decreased by 4.2%, or RUB 953 million, to RUB 21,908 million from RUB 22,861 million for the year ended December 31, 2013. This decrease was mainly attributable to the decrease in commissions payable to dealers by RUB 803.0 million. Dealer commissions as a percentage of our revenues declined to 3.3% for the year ended December 31, 2014 compared to 3.6% for the year ended December 31, 2013. Advertising and promotion expenses decreased by 1.8%, or RUB 149.5 million, to RUB 8,313 million for the year ended December 31, 2013, from RUB 8,463 million for the year ended December 31, 2013. Sales and marketing expenses as a percentage of our total revenues decreased to 5.3% for the year ended December 31, 2014 compared to 5.7% for the year ended December 31, 2013.

        Russia convergent sales and marketing expenses for the year ended December 31, 2014, decreased to RUB 18,479 million, or 5.4% of Russia convergent revenue, from RUB 18,712 million, or 5.8% of Russia convergent revenue, for the year ended December 31, 2013. The decrease in sales and marketing expenses by 1.2% was due to the decrease of dealer commissions by RUB 227.5 million and advertising and marketing expenses by RUB 6.1 million. Dealer commissions as a percentage of Russia convergent revenues declined to 3.5% for the year ended December 31, 2014, compared to 3.8% for the year ended December 31, 2013 due to more active usage of own retail network. Advertising and marketing expenses as a percentage of Russia convergent revenues remained relatively stable at 1.9% for the year ended December 31, 2014, as compared to 2.0% for the year ended December 31, 2013.

        Moscow fixed line sales and marketing expenses for the year ended December 31, 2014, decreased to RUB 660 million, or 1.6% of Moscow fixed line revenue, from RUB 781 million, or 1.9% of Moscow fixed line revenue, for the year ended December 31, 2013. The decrease of RUB 239 million resulted from decline in dealers commission from RUB 541 million, or 1.3% of Moscow fixed line revenue, for the year ended December 31, 2013 to RUB 302 million, or 0.7% of Moscow fixed line revenue, for the year ended December 31, 2014. The decline in dealers commission was due to partial business disposal. Advertising and marketing expenses for the year ended December 31, 2014 increased by RUB 118 million or 49% from RUB 240 million due to active promotion of GPON. As a percentage of Moscow fixed line revenue advertising and marketing expenses increased from 0.6% in 2013 to 0.9% in 2014.

        Ukraine sales and marketing expenses for the year ended December 31, 2014, decreased to RUB 1,911 million, or 5.8% of Ukraine revenues, from RUB 2,664 million, or 6.7% of Ukraine revenues, for the year ended December 31, 2013. The decrease in sales and marketing expenses by RUB 753 million was attributable to both a decline in dealer commissions and a decline in advertising and marketing expenses by RUB 437 million and RUB 316 million, respectively. The decline caused by appreciation of the cross currency rate of Russian Ruble to Ukrainian hryvnia amounted to RUB 217 million for dealers commissions and RUB 210 million for advertising and marketing expenses. The remaining decrease in dealer commissions is attributable to a decrease in the subscriber base resulting from termination of activities in Crimea as well as lower subscriber activity due to starting economy downturn. The same factors affected advertising and marketing expenses incurred in 2014.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2014, increased by 9.2% to RUB 1,157 million from RUB 1,060 million for the year ended December 31, 2013. This increase was partially attributable to the increase in sales and marketing expenses in Uzbekistan for RUB 22 million driven by reentrance into the country. The remaining increase related to sales and marketing expenses in Turkmenistan (increase by RUB 57 million) resulting from depreciation of cross currency rate of Russian ruble to Turkmen manat. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses decreased to 10.3% for the year ended December 31, 2013, from 11.6% for the year ended December 31, 2013.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2014, slightly increased by 2.0% to RUB 74,710 million from RUB 73,253 million for the year ended December 31, 2013. The expenses grew mainly in Moscow fixed line and resulted from the continued development of GPON project.

        Russia convergent depreciation and amortization for the year ended December 31, 2014, remained stable and amounted to RUB 57,773 million as compared to RUB 57,654 million for the year ended December 31, 2013.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2014 increased by 46.8% to RUB 7,609 million from RUB 5,182 million for the year ended December 31, 2013. The growth resulted from the continued development of GPON project.

        Ukraine depreciation and amortization for the year ended December 31, 2014, decreased by RUB 2,116 million to RUB 6,780 million from RUB 8,896 million for the year ended December 31, 2013. The decline is attributable to the appreciation of cross currency rate of Russian ruble to Ukrainian hryvnia which resulted in RUB 1,391 million of Ukraine depreciation and amortization expense decrease in ruble terms. In the year ended December 31, 2013 there was accelerated depreciation of certain equipment to be replaced.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2014, decreased by 64.9% to RUB 2,619 million from RUB 1,588 million for the year ended December 31, 2013, and increased as a percentage of other countries and business activities total revenues to 23.4% from 17.4% respectively. The increase was caused by depreciation of Russian ruble against local currencies — Armenian dram and Turkmenian manat. The acquisition of transponder and transfer of majority ownership interest in UMS in the year ended December 31, 2014 added additional RUB 678 million to other countries and business activities depreciation and amortization expense.

Operating income

        Consolidated operating income remained relatively stable both in absolute terms and as a percentage of consolidated revenues and amounted to RUB 102,349 million for the year ended December 31, 2014, from 101,758 million for the year ended December 31, 2013.

        Russia convergent operating income for the year ended December 31, 2014, increased by 8.5% to RUB 85,964 million from RUB 79,199 million for the year ended December 31, 2013. Russia convergent operating income increased insignificantly as a percentage of Russia convergent revenues to 25.2% for the year ended December 31, 2014, from 24.7% for the year ended December 31, 2013, mainly due to the increase in Russia convergent revenues by 6.1% which was offset by the increase in Russia convergent cost of services and cost of handsets and accessories as a percentage of Russia convergent revenues to 31.8% for the year ended December 31, 2014 from 30.6% for the year ended December 31, 2013.

        Moscow fixed line operating income for the year ended December 31, 2014, decreased by 13.2% to RUB 13,601 million from RUB 15,678 million for the year ended December 31, 2013. Moscow fixed line operating income decreased as a percentage of Moscow fixed line revenues to 33.3% for the year ended December 31, 2014 from 38.9% million for the year ended December 31, 2013. The decline is attributable to the growth of sundry operating expenses as a percentage of revenues to 33.1% for the year ended December 31, 2014 from 31.5% for the year ended December 31, 2013 and the simultaneous increase of depreciation and amortization expense as percentage of revenues to 18.6% for the year ended December 31, 2014 from 12.9% for the year ended December 31, 2013.

        Ukraine operating income for the year ended December 31, 2014, decreased by 71.1% to RUB 3,390 million from RUB 11,745 million for the year ended December 31, 2013. Ukraine operating income decreased as a percentage of Ukraine revenues to 10.3% for the year ended December 31, 2014, from 29.6% for the year ended December 31, 2013. This decrease was largely due to the recognition of provision for investment in DeltaBank in the amount of RUB 5,138 million, and the decrease in Ukraine revenues by 17.5% in the year ended December 31, 2014 as explained above.

        Other countries and business activities operating loss for the year ended December 31, 2014, amounted to RUB 559 million, while other countries and business activities' operating loss for the year ended December 31, 2013, was RUB 4,810 million. The decrease in operating loss is mainly attributable to the gain from reentrance into Uzbekistan in the amount of RUB 6,734 million recognized in the year ended December 31, 2014. The decrease in loss was offset by the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold in the amount of RUB 1,060 million which we recognized in the year ended December 31, 2013.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2014, was RUB 18,024 million, compared to the loss of 5,473 million for the year ended December 31, 2013. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2014 and 2013, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt as of December 31, 2014 and 2013. The increase in losses recognized in 2014 as compared to those recorded in 2013 were mainly due to the significant depreciation of the Russian ruble against the U.S. dollar and euro during the year ended December 31, 2014, as compared to 2013.

Interest expense

        Consolidated interest expense for the year ended December 31, 2014, increased by RUB 955 million, or 6.2%, to RUB 16,453 million from RUB 15,498 million for the year ended December 31, 2013, primarily as a result of the increase in our total indebtedness.

Equity in net income of associates

        Consolidated equity in net income of associates for the year ended December 31, 2014, decreased by RUB 5,352 million to a loss of RUB 2,880 million, compared to a gain of RUB 2,472 million for the year ended December 31, 2013. The decrease results mainly from the larger loss of MTS Bank and the impairment of investment in MTS Bank during the year ended December 31, 2014.

Other expenses (income), net

        Consolidated other expenses for the year ended December 31, 2014 amounted to RUB 771 million, as compared to the income of RUB 10,636 million for the year ended December 31, 2013. This decrease of income was primarily attributable to the recognition in the year ended December 31, 2013 of release of the provision to exercise the put option for acquisition of the remaining 49% stake in Bitel and the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2014 decreased by 16.7% to RUB 16,347 million from RUB 19,633 million for the year ended December 31, 2013 mainly as a result of decrease in income before provision for income taxes, partly offset by an increase in the effective tax rate. The effective tax rate increased to 23.8% in the year ended December 31, 2014, from 20.3% in the year ended December 31, 2013 mainly as a result of earnings distributions from subsidiaries, effect of the lower tax rates of subsidiaries and other items not liable for income tax purposes.

Net income attributable to the non-controlling interest

        Net income attributable to the non-controlling interest for the year ended December 31, 2014 decreased by 39.9% and amounted to RUB 571 million compared to net income attributable to the non-controlling interest of RUB 949 million for the year ended December 31, 2013. The decrease is attributable to the non-controlling interest share of loss in the amount of RUB 444 million recognized in relation to UMS, our subsidiary in Uzbekistan.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2014, decreased by RUB 28,017 million, or 35.1%, to RUB 51,822 million, compared to RUB 79,839 million for the year ended December 31, 2013. Net income as a percentage of revenues was 12.6% in the year ended December 31, 2014, and 20.0% in the year ended December 31, 2013. Net income attributable to the Group for the year ended December 31, 2014, as compared to the year ended December 31, 2013, decreased primarily due to the increase in foreign exchange and transaction losses by 229.3% and recognition of the impairment of our investment in MTS Bank in the amount of RUB 3,225 million. Another reason for the decline of net income for the year ended December 31, 2014 was the recognition in the year ended December 31, 2013 of a gain in the amount of RUB 12,147 million attributable to the release of the provision relating to the exercise of the put option to acquire the 49% stake in Bitel and the release of provisions for damages, interest and other costs that had been provided for in relation to the dispute with Nomihold. The net income decrease in 2014 is also attributable to the recognition in 2013 of a gain in the amount of RUB 3,733 from discontinued operations related to the bankruptcy and deconsolidation of Uzdunrobita.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues and cost of services and cost of handsets and accessories

        Consolidated revenues for the year ended December 31, 2013, increased by RUB 20,203 million, or 5.3%, to RUB 398,443 million from RUB 378,240 million for the year ended December 31, 2012. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2013, was the large increase in the usage of value-added services by our subscribers (by RUB 14,860 million), which was mainly attributable to the increase of data traffic driven by our active promotion of value-added services, an increase in mobile Internet penetration, an increase in usage of smartphones by our subscribers and active 3G network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2013 was also supported by the growth of interconnect revenues by RUB 1,208 million, increases in roaming revenues by RUB 1,663 million and a growth in fixed line revenues by RUB 2,838 million. The growth of our interconnect revenues was due to increases in the volume of traffic from our competitors. The increase in roaming revenues was attributable to increases in the volume of traffic from our subscribers resulting from the launch of attractive roaming propositions. The increase in fixed line revenues was mainly attributable to the growth of revenues from fixed line Internet and TV due to the development of the GPON project and consequent improvement in quality and uptake of services provided. In the year ended December 31, 2013, we experienced a decline in our revenues from sales of handsets and accessories by RUB 2,409 million due to refocusing of our devices strategy to promote sales of affordable smartphones. Our consolidated mobile subscriber base, excluding Uzbekistan amounted to 94.7 million as of December 31, 2013 as compared to 95.8 million as of December 31, 2012. The decrease in the mobile churn rate in Russia to 38.1% from 42.4% in 2012 had an immaterial impact on our consolidated revenues.

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

        Russia convergent revenues for the year ended December 31, 2013, increased by 4.9% to RUB 321,074 million from RUB 305,990 million for the year ended December 31, 2012. The increase in Russia convergent revenues in the year ended December 31, 2013, was primarily due to the growth of revenues from value-added services by RUB 13,372 million, interconnect revenues by RUB 1,806 million and roaming revenues by RUB 1,614 million. Revenues from value-added services as a percentage of Russia convergent revenues in the year ended December 31, 2013, grew to 25.8% as compared to 22.7% in the year ended December 31, 2012, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Interconnect revenues grew to RUB 39,734 million, as compared to RUB 37,928 million, in the year ended December 31, 2012, due to the growth in the volume of traffic from our competitors. The increase in roaming revenues to RUB 34,196 million for the year ended December 31, 2013 as compared to RUB 32,582 million for the year ended December 31, 2012 was attributable to increased traffic volumes from our subscribers resulting from the launch of attractive roaming propositions. Interconnect revenues and roaming revenues as a percentage of Russia convergent revenues for the year ended December 31, 2013 remained stable and amounted to 12.4% and 10.7%, respectively as compared to 12.4%, and 10.7%, respectively for the year ended December 31, 2012. In the year ended December 31, 2013, we experienced a decline in our revenues from the sales of handsets and accessories as a percentage of Russia convergent revenues to 8.2% of Russia convergent revenues in the year ended December 31, 2013 as compared to 9.4% for the year ended December 31, 2012 due to refocusing of our retail strategy to promote affordable smartphones.

        Moscow fixed line revenues for the year ended December 31, 2013, increased by 6.5% to RUB 40,324 million from RUB 37,856 million for the year ended December 31, 2012. The increase was mainly attributable to the growth of revenues from fixed line Internet and TV due to the development of the GPON project and consequent improvement in quality and uptake of services provided. The increase in other revenue of fixed line is attributable to an increase in rent due to Business-Nedvizhimost spin off from MGTS.

        Russia convergent cost of services and cost of handsets and accessories for the year ended December 31, 2013, decreased by 1.5% to RUB 98,359 million from RUB 99,852 million for the year ended December 31, 2012. The decline was primarily attributable to the decrease in cost of handsets and accessories by RUB 2,430 million and as a percentage of Russia convergent revenues to 6.5% of Russia convergent revenues in the year ended December 31, 2013 from 7.7% in the year ended December 31, 2012 attributable to a decrease in sales of handsets and accessories and an increase in the amount of volume discounts offered by our handsets vendors.

        Ukraine revenues increased by 5.3% to RUB 39,732 million in the year ended December 31, 2013, from RUB 37,722 million in the year ended December 31, 2012, primarily due to the growth in usage of value-added services by our subscribers, an increase in interconnect revenues and the increase in the number of our subscribers by 3.9% to 21.5 million from 20.7 million. Value-added services revenues increased by 8.8% to RUB 12,088 million in the year ended December 31, 2013, from RUB 11,114 million in the year ended December 31, 2012, due to the active promotion of these services among our subscribers. Value-added services revenues as a percentage of Ukraine revenues in the year ended December 31, 2013, grew to 30.4%, as compared to 29.5% in the year ended December 31, 2012. An increase in interconnect revenues by RUB 699 million to 18.9% as a percentage of Ukraine revenues for the year ended December 31, 2013 as compared to 18.1% for the year ended December 31, 2012 is attributable to the increase in traffic volume from our competitors. The increase in air time revenue by RUB 492 million arose from the growth of our Ukraine subscriber base by 3.9%.

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

        Other countries and business activities revenues for the year ended December 31, 2013, increased by 43.0% to RUB 9,129 million from RUB 6,382 million for the year ended December 31, 2012. The increase was caused by us resuming mobile telecommunications services in Turkmenistan in the second half of 2012. The subscriber base in Turkmenistan as of December 31, 2013 increased to 1.7 million as compared to 1.4 million as of December 31, 2012.

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

        Russia convergent sundry operating expenses for the year ended December 31, 2013, increased by 12.9% to RUB 67,149 million from RUB 59,473 million for the year ended December 31, 2012. Russia convergent sundry operating expenses as a percentage of Russia convergent revenues increased to 20.9% for the year ended December 31, 2013, from 19.4% for the year ended December 31, 2012. The increase of Russia convergent sundry operating expenses as a percentage of Russia convergent revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 9.2% for the year ended December 31, 2013, from 8.1% for the year ended December 31, 2012 due to increases in the number of employees and salary indexation. Rent expenses grew to 4.0% of our Russia convergent revenues for the year ended December 31, 2013, from 3.8% for the year ended December 31, 2012, attributable to an increase in the number of rented base station sites and retail expansion. Taxes other than income as a percentage of Russia convergent revenues increased to 1.5% of our Russia convergent revenues for the year ended December 31, 2013 from 1.3% for the year ended December 31, 2012.

        Moscow fixed line sundry operating expenses for the year ended December 31, 2013, increased by 3.7% to RUB 12,693 million from RUB 12,241 million for the year ended December 31, 2012. Moscow fixed line sundry operating expenses as a percentage of Moscow fixed line revenues decreased to 31.5% for the year ended December 31, 2013, from 32.3% for the year ended December 31, 2012. The increase of Moscow fixed line sundry operating expenses as a percentage of Moscow fixed line revenues was mainly attributable to the increase in the percentage of salary expenses and related social contributions to 18.4% for the year ended December 31, 2013, from 17.7% for the year ended December 31, 2012 due to salary indexation.

        Ukraine sundry operating expenses for the year ended December 31, 2013, increased by 1.9% to RUB 6,360 million from RUB 6,243 million for the year ended December 31, 2012. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 16.0% for the year ended December 31, 2013, from 16.5% for the year ended December 31, 2012. The increase in sundry operating expenses was primarily attributable to the increase in salary expenses and related social contributions and rent.

        Other countries and business activities sundry operating expenses for the year ended December 31, 2013, decreased by 6.5% to RUB 9,057 million from RUB 9,687 million for the year ended December 31, 2012. Other countries and business activities sundry operating expenses as a percentage of other countries and business activities revenues decreased to 99.2% for the year ended

December 31, 2013, from 151.8% for the year ended December 31, 2012. This decrease was mainly due to the recognition of a one off operating gain resulting from the settlement of the Bitel litigation amounting to RUB 1,060 million.

Sales and marketing expenses

        Consolidated sales and marketing expenses for the year ended December 31, 2013, increased by 5.5%, or RUB 1,194 million, to RUB 22,861 million from RUB 21,667 million for the year ended December 31, 2012. This increase was mainly attributable to the increase in commissions payable to dealers by RUB 639.1 million. Dealer commissions as a percentage of our revenues remained stable at 3.6% for the year ended December 31, 2013 compared to 3.6% for the year ended December 31, 2012. This resulted from the fact that in 2012 we introduced changes into the motivation scheme for our dealers shifting from a fixed bonus per acquired subscriber to a bonus depending on the subscriber quality, which is measured by a percentage of subscriber payment and this scheme remained in place in 2013. Advertising and promotion expenses increased by 7%, or RUB 554.7 million, to RUB 8,463 million for the year ended December 31, 2013, from RUB 7,908 million for the year ended December 31, 2012, which was primarily attributable to our marketing efforts. Sales and marketing expenses as a percentage of our total revenues remained stable at 2.1% for the year ended December 31, 2013 and 2012.

        Russia convergent sales and marketing expenses for the year ended December 31, 2013, increased to RUB 18,712 million, or 5.8% of Russia convergent revenue, from RUB 17,839 million, or 5.8% of Russia convergent revenues, for the year ended December 31, 2012. The increase in sales and marketing expenses by 4.9% was due to the increase of dealer commissions by RUB 414.5 million and advertising and marketing expenses by RUB 458.2 million. Dealer commissions as a percentage of Russia convergent revenues remained stable at 3.9% for the year ended December 31, 2013, compared to 3.8% for the year ended December 31, 2012. Advertising and marketing expenses as a percentage of Russia convergent revenues also remained stable at 2.0% for the year ended December 31, 2013, as compared to 2.0% for the year ended December 31, 2012.

        Moscow fixed line sales and marketing expenses for the year ended December 31, 2013 increased by RUB 50 million to RUB 781 million, or 6.8% against RUB 731 million for the year ended December 31, 2012. As a percentage of Moscow fixed line revenues sales and marketing expenses remained stable in both years at 1.9%. The increase was wholly attributable to increase in dealers commission, which rose from RUB 491 million in 2012 to RUB 541 million in 2013.

        Ukraine sales and marketing expenses for the year ended December 31, 2013, increased to RUB 2,664 million, or 6.7% of Ukraine revenues, from RUB 2,570 million, or 6.8% of Ukraine revenues, for the year ended December 31, 2012. The increase in sales and marketing expenses by RUB 94 million was primarily attributable to the increase in dealer commissions by RUB 70 million as a result of subscriber base growth by 3.9%.

        Other countries and business activities sales and marketing expenses for the year ended December 31, 2013, increased by 29.7% to RUB 1,060 million from RUB 817 million for the year ended December 31, 2012. This increase was mainly attributable to the increase in sales and marketing expenses in Turkmenistan in the amount of RUB 167 million driven by resuming of its activities. As a percentage of other countries and business activities total revenues, other countries and business activities sales and marketing expenses decreased to 11.6% for the year ended December 31, 2013, from 12.8% for the year ended December 31, 2012. The decrease was mainly attributable to the significant increase in Turkmenistan revenue in 2013 as our operations resumed there.

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

        Russia convergent depreciation and amortization for the year ended December 31, 2013, increased by 10.9% to RUB 57,655 million from RUB 51,994 million for the year ended December 31, 2012, mainly as a result of the development of our network in the regions, the build-out of our 3G and broadband Internet networks and accelerated depreciation of certain equipment which we intend to replace. Depreciation and amortization expenses as a percentage of total revenues increased to 18.0% for the year ended December 31, 2013, from 17.0% for the year ended December 31, 2012.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2013 increased by 21.9% to RUB 5,182 million from RUB 4,251 million for the year ended December 31, 2012, mainly as a result of the continued development of GPON project.

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

Operating income

        Consolidated operating income increased by 8.5% to RUB 101,758 million for the year ended December 31, 2013, from 93,793 million for the year ended December 31, 2012. Operating income as a percentage of our total revenues increased insignificantly to 25.5% for the year ended December 31, 2013, compared to 24.8% for the year ended December 31, 2012. The main reason for the growth was the increase in our consolidated revenues by RUB 20,203 million which was offset by the increase in sundry operating expense by RUB 7,382 million and depreciation and amortization expense by RUB 5,343 million due to the reasons described in more detail above.

        Russia convergent operating income for the year ended December 31, 2013, increased by 3.1% to RUB 79,199 million from RUB 76,832 million for the year ended December 31, 2012. Russia convergent operating income decreased insignificantly as a percentage of Russia convergent revenues to 24.7% for the year ended December 31, 2013, from 25.1% for the year ended December 31, 2012, mainly due to the increase in Russia convergent revenues by 4.9% which was offset by the increase in Russia convergent sundry operating expenses as a percentage of Russia convergent revenues to 20.9% for the year ended December 31, 2013 from 19.4% for the year ended December 31, 2012 as well as by the increase in Russia convergent depreciation and amortization expense to 18.0% for the year ended December 31, 2013 from 17.0% for the year ended December 31, 2012 as explained above.

        Moscow fixed line operating income for the year ended December 31, 2013 increased by 4.9% to RUB 15,678 million from RUB 14,948 million for the year ended December 31, 2012. The increase is attributable to the growth in Moscow fixed line revenues by RUB 2,468 million offset by the increase in sundry operating expenses by RUB 451 million, increase in depreciation and amortization expenses by RUB 931 million and increase in cost of services and cost of handsets and accessories by RUB 305 million due to the reasons described above.

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

        Other countries and business activities operating loss for the year ended December 31, 2013, amounted to RUB 4,810 million, while other countries and business activities operating loss for the year ended December 31, 2012, was RUB 7,626 million. The decrease in other countries and business activities operating loss was attributable to the fact that we resumed our operations in Turkmenistan in the second half of 2012 with the subsequent growth of other countries and business activities revenues. The decline was also reduced due to the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold.

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

Other expenses (income), net

        Consolidated other income for the year ended December 31, 2013, amounted to RUB 10,636 million, as compared to RUB 687 million for the year ended December 31, 2012. This increase was primarily attributable to the release of the provision to exercise the put option for acquisition of the remaining 49% stake in Bitel and the release of damages, interest and other costs that had been provided for in relation to the dispute with Nomihold.

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

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2012, increased by 50,197 million, or 169%, to RUB 79,839 million, compared to RUB 29,642 million for the year ended December 31, 2012. Net income as a percentage of revenues was 20.0% in the year ended December 31, 2013, and 7.8% in the year ended December 31, 2012. Net income attributable to the Group for the year ended December 31, 2013, as compared to the year ended December 31, 2012, increased due to the overall growth of consolidated revenues by 5.3%, recognition of other income in the amount of RUB 12,147 million attributable to the release of the provision retaling to the exercise of the put option to acquire the remaining 49% stake in Bitel and the release of provisions for damages, interest and other costs that had been provided for in relation to the dispute with Nomihold. Another reason for the growth of net income was the recognition of gain in the amount of RUB 3,733 million related to discontinued operations in Uzbekistan in the year ended December 31, 2013 as compared to the loss in the amount of RUB 32,846 million recognized in the year ended December 31, 2012.

B.    Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 96 billion. Our bank loans consist of U.S. dollar-, euro-, Armenian dram-, Uzbek som- and ruble- denominated borrowings totaling approximately RUB 176.5 billion as of December 31, 2014. We repaid approximately RUB 52.6 billion of indebtedness in 2014. As of December 31, 2014, the total amount available to us under our credit facilities amounted to RUB 44.4 billion. We had total indebtedness of approximately RUB 292.4 billion as of December 31, 2014, including capital lease obligations, compared to approximately RUB 219.1 billion as of December 31, 2013. Our total interest expense for the years ended December 31, 2013 and 2014, was RUB 15.5 billion and RUB 16.5 billion, net of amounts capitalized, respectively. See Note 17 to our audited consolidated financial statements for a description of our indebtedness.

Capital Requirements

        We need capital to finance the following:

  •
  capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;

  •
  acquisitions;

  •
  repayment of debt and related interest payments;

  •
  changes in working capital; and

  •
  general corporate activities, including dividends.

        We anticipate that capital expenditures, acquisitions, repayment of long- term debt and dividends will represent the most significant uses of funds for several years to come.

        Our cash outlays for capital expenditures in 2012, 2013 and 2014 were RUB 87,783 million, RUB 81,575 million and RUB 92,599 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2015 to be approximately 20% of our total 2014 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In addition to capital expenditures, RUB 2,198 million (net of cash acquired) in 2012, was spent to acquire businesses. See "Item 3. Key Information—A. Selected Financial Data" and Note 3 to our audited consolidated financial statements. In 2013 we bought a 25.0945% stake in MTS Bank for RUB 5,089 million. In December 2014 we acquired controlling interests in a number of mobile operators in certain regions of Russia (SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM) for RUB 2,757 million. In December 2014, we increased our interest in MTS Bank from 26.3% to 27.0% through participation in an additional share issue of MTS Bank. In April 2014, we acquired a 10.82% stake in OZON Holdings Limited through the purchase of OZON Holdings Limited's additional share issuance amounting to USD 75 million (RUB 2,702 million). We also used cash provided by operating activities as well as external credit facilities to finance our capital expenditures. We plan to finance future acquisitions through operating cash flows and additional borrowings. We may continue to expand our business through acquisitions. Our cash requirements relating to potential acquisitions can vary significantly based on market opportunities.

        We expect to refinance our existing debt when it becomes due. Of our notes outstanding as of December 31, 2014, RUB 22,701 million are due in 2015, RUB 1,788 million are due in 2016 and RUB 10,000 million are due in 2017. Of our bank loans outstanding as of December 31, 2014, RUB 19,435 million is due in 2015, RUB 33,821 million is due in 2016 and RUB 39,937 million is due in 2017. We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 51.46% of our total charter capital (53.46% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved cash dividends in the amount of RUB 30,046 million (including dividends on treasury shares of RUB 1,127 million) for the year 2010, of which RUB 6 million remained payable as of December 31, 2011, RUB 30,397 million (including dividends on treasury shares of RUB 1,140 million) for 2011, of which RUB 4 million remained payable as of December 31, 2012, and RUB 30,168 million (including dividends on treasury shares of RUB 1,131 million) for 2012. In 2013, MTS started to pay out dividends on a semi-annual basis using interim 6 months and full-year financial results as a foundation, and the amount of semi-annual dividends for 2013 approved by our shareholders was RUB 10,786 million (including dividends on treasury shares of RUB 405 million). Our shareholders approved annual cash dividends for the year 2013 in the amount of RUB 38,435 million (including dividends on treasury shares in the amount of RUB 1,441 million), semi-annual dividends for 2014 in the amount of RUB 12,812 million (including dividends on treasury shares in the amount of RUB 480.5 million). Dividends payable to our shareholders as of December 31, 2014, amounted to RUB 1.7 million.

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

        As of December 31, 2014, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2014, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2014)	Amount
MTS International Notes due 2020	USD	8.625%	35,057
MTS International Notes due 2023	USD	5.00%	26,920
MTS OJSC Notes due 2020	RUB	8.15%	15,000
MTS OJSC Notes due 2014	RUB	7.60%	—
MTS OJSC Notes due 2017	RUB	8.70%	10,000
MTS OJSC Notes due 2023	RUB	8.25%	10,000
MTS OJSC Notes due 2015	RUB	7.75%	7,537
MTS OJSC Notes due 2018	RUB	8.75%	1,788
MTS OJSC Notes due 2016	RUB	12.00%	136
MTS OJSC Notes due 2015 (A series)	RUB	0.67%	12
MTS OJSC Notes due 2015 - 2016 (B series)	RUB	0.54%	12
MTS OJSC Notes due 2021 - 2022 (V series)	RUB	0.25%	12
Plus: unamortized premium			3

Total notes			106,477
Less: current portion			(22,701)

Total notes, long-term			83,776

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2018	December 2015
MTS OJSC Notes due 2020	November 2015
MTS OJSC Notes due 2023	March 2018

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also prohibited from having any judgment, decree or order for payment of money in an amount of $15.0 million (RUB 843.9 million as of December 31, 2014) for MTS International Notes 2020 and $75.0 million (RUB 4,219.4 million as of December 31, 2014) for MTS International Notes due 2023 unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with all our note covenants as of December 31, 2014.

Bank loans

        As of December 31, 2014, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2014)	December 31, 2014
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2015 - 2020	LIBOR + 1.15% (1.51%)	37,901
Skandinavska Enskilda Banken AB	2015 - 2017	LIBOR + 0.23% - 1.8% (0.59% - 2.16%)	5,175
HSBC Bank plc and ING BHF Bank AG	2015	LIBOR + 0.3% (0.66%)	—
Other	2015	15%	164

			43,240
EUR-denominated:
Bank of China	2015	EURIBOR + 1.95% (2.12%)	—
Credit Agricole Corporate Bank and BNP Paribas	2015 - 2018	EURIBOR + 1.65% (1.82%)	1,893
LBBW	2015 - 2017	EURIBOR +1.52% (1.69%)	956

			2,849
RUB-denominated:
Sberbank(1)	2015 - 2021	8.45% - 12.05%	125,000
Notes in REPO	2015	19.36%	3,425
SMM	2015	0% - 15%	556
Other	2015 - 2023	Various	456

			129,437
AMD-denominated:
ASHIB	2015	13%	176

			176
UZS-denominated:
Aloqabank	2019 - 2022	12%	759
Uzbektelecom	2015	10%	58

			817
Total bank loans			176,519
Less: current portion			(19,435)

Total bank loans, long-term			157,084

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

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $10.0 million (RUB 563 million as of December 31, 2014) for a period of over 60 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2014.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2014:

	Notes	Bank loans
Payments due in the year ending December 31,
2015	22,701	19,435
2016	1,788	33,821
2017	10,000	39,937
2018	10,000	28,527
2019	—	31,695
Thereafter	61,988	23,104

Total	106,477	176,519

        In addition, we had capital lease obligations in the amount of RUB 9,395 million and RUB 48 million as of December 31, 2014 and 2013, respectively. The terms of our material debt obligations are described in Note 18 to our audited consolidated financial statements.

        Subsequent to December 31, 2014, we repaid approximately RUB 6,812 million (based on USD and Euro exchange rates as of the payment dates) in short-term indebtedness.

        In addition, Sistema, which currently controls 51.46% of our total charter capital (53.46% excluding treasury shares) and consolidates our results in its financial statements, is subject to various covenants in certain of its credit facilities which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to some of our notes contain, and some of our loan agreements and Sistema's loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities."

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years Ended December 31,
	2012	2013	2014
	(in millions of RUB)
Cash flows from:
Net cash provided by operating activities—continuing operations	134,856	159,924	159,518
Net cash used in operating activities—discontinued operations	(2,733)	(547)	—
Net cash used in investing activities—continuing operations	(91,322)	(96,786)	(105,588)
Net cash (used in)/provided by investing activities—discontinued operations	(2,045)	115	—
Net cash used in financing activities—continuing operations(1)	(75,346)	(55,145)	(33,171)
Effect of exchange rate changes on cash and cash equivalents	(985)	1,037	10,195

Net (decrease)/increase in cash and cash equivalents	(37,575)	8,598	30,954

Cash outlays from continuing operations for:
Capital expenditures(2)	(87,783)	(81,575)	(92,599)
Acquisition of subsidiaries, net of cash acquired	(1,937)	—	(2,755)
Cash payments for the acquisition of subsidiaries from related party and non-controlling interests	(261)	—	(26)

(1)
There were no cash flows/inflows provided by financing activities related to discontinued operations.

(2)
Includes acquisitions of property, plant and equipment and intangible assets.

        For the year ended December 31, 2014, net cash provided by operating activities from continuing operations totaled to RUB 159,518 million, and remained stable compared to the year ended December 31, 2013. However, in 2013 net cash from operating activities from continuing operations contained cash inflow recognized on settlement of Bitel litigation in the amount of RUB 4,093 million. In 2014, cash inflow related to Bitel litigation totaled to RUB 816 milllion. Net of the Bitel effect net cash provided by operating activities from continuing operations increased by RUB 2,871 million or 1.8% compared to 2013. The increase resulted mainly from increase in dividends received (by RUB 819 million), decrease of income taxes paid (by RUB 1,758 million) as well as changes in timing of settlements with customers and suppliers.

        Net cash from continuing operations used in investing activities in the year ended December 31, 2014 was RUB 105,588 million, an increase of 9.1% from the year ended December 31, 2013. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2014 increased by RUB 11,024 million. In 2014, the cash outflow relating to short term and other investments in the form of deposits and loans totaled to RUB 3,086 million, compared to cash outflow of RUB 10,541 million for 2013 (effect year on year increase in cash flow from investing activities RUB 7,455 million). Cash spent in 2014 on the acquisition of subsidiaries, amounted to RUB 2,755 million, no subsidiaries were acquired in 2013. Investments in associates increased by RUB 2,679 million to RUB 7,767 million for the year ended December 31, 2014, from RUB 5,088 million for the year ended December, 2013 (mainly as a result of share acquisition in OZON for RUB 2,702 million in 2014; investments in MTS Bank remained relatively stable, RUB 4,905 million in 2014 against RUB 5,088 million in 2013).

        Net cash from continuing operations used in financing activities in the year ended December 31, 2014 was RUB 33,171 million, compared to RUB 55,145 million used in the year ended December 31, 2013. The decrease was mainly attributable to the higher amount of funds raised in 2014 (increase of RUB 43,419 million compared to 2013) partially offset by higher repayments of debt and notes (increase in amount of RUB 7,398 million) and higher dividend repayments (increase by

RUB 10,215 million). In addition, in 2013 we received additional cash from the sale of Business-Nedvizhimost to Sistema in the amount of RUB 3,215 million.

        For the year ended December 31, 2013, net cash provided by operating activities from continuing operations was RUB 159,924 million, an increase of 18.6% from the year ended December 31, 2012. This increase was primarily attributable to an increase in total revenues due to the increased usage of value added services by our subscribers as well as one off cash inflow recognized on settlement of Bitel litigation in the amount of RUB 4,093 million.

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

        Net cash from continuing operations used in financing activities in the year ended December 31, 2013 was RUB 55,145 million, compared to RUB 75,346 million used in the year ended December 31, 2012. The decrease was mainly attributable to our repayments of loans and debt, which were RUB 17,764 million lower than in 2013. In addition, the amount of funds raised by us in the year ended December 31, 2013 increased by RUB 8,049 million, as compared to the year ended December 31, 2012. The effect of change in cash flows related to debt activities was partially offset by an increase in dividends paid (by RUB 10,080 million) resulting from change in our dividend policy (starting from 2013 our policy is to pay dividends on a semi-annual basis). Additional cash inflows were generated from the sale of MGTS's subsidiary—Business-Nedvizhimost—to Sistema for RUB 3,215 million (RUB 3,068 million net of cash disposed), as well as reimbursement of debt issuance costs paid for insurance premium of not used credit facilities in amount of RUB 959 million.

Liquidity

        As of December 31, 2014, we had total cash and cash equivalents of RUB 61,410 million (RUB 29,039 million in rubles, RUB 18,816 million in U.S. dollars, RUB 6,444 million in Ukrainian hryvnias, RUB 5,480 million in euros, RUB 1,162 million in Turkmenistan manat, RUB 341 million in Uzbek som, RUB 128 million in Armenian dram). In addition, as of December 31, 2014, we had short-term investments of RUB 9,849 million, mostly in form of deposits in various banks as well as loan receivables. We also had RUB 44,378 million available under existing credit facilities as of December 31, 2014. For a description of our outstanding external financing, see Note 17 to our audited consolidated financial statements.

        As of December 31, 2014, we had a working capital surplus of RUB 14,684 million compared to a surplus of RUB 14,814 million as of December 31, 2013. The slight decrease in working capital surplus was mainly attributable to increase in current borrowings by RUB 17,110 million and trade accounts payable by RUB 13,832 million offset by increase in cash and cash equivalents by RUB 30,798 million. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2012, 2013 and 2014 that was distributable under Russian legislation amounted to RUB 28,376 million, RUB 55,999 and RUB 42,949 million, respectively.

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

Management estimates

        The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Our significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, income tax benefits, the recoverability of goodwill, intangible assets and other long- lived assets, certain accrued liabilities and valuation of financial instruments.

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

Impairment of Long-lived Assets

        We periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. None of the Group's long-lived assets were impaired in 2013 and 2014. An impairment loss in the amount of RUB 16,514 million for the year ended December 31, 2012 was recognized by our subsidiaries in Uzbekistan and included net loss from discontinued operations. See also Note 2 and Note 4 to our audited consolidated financial statements.

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

        We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry- forwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is likely that these assets will not be realized.

Other investments and loans

        Long-term financial instruments consist primarily of long-term deposits, which are repayable in more than ayear, as well as investments and loans. Deposits and loans are classified as held to maturity and carried at amortized cost. The Group reviews these investments for indicators of impairment on a regular basis. The investments in shares of companies over which the Group has no significant influence are carried at cost. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

New Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group is required to adopt the amendments in the reporting period starting after December 15, 2016. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The management of the Group is currently evaluating the impact of these amendments and the transition alternatives on the Group consolidated financial statements.

        See Note 2 to our audited consolidated financial statements.

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

Sales

        In 2014, our revenues in Russia increased by 6.1% and in Ukraine decreased by 17.5%. Our mobile subscriber base increased to 98.8 million subscribers as of December 31, 2014 from 94.7 million subscribers as of December 31, 2013. We expect our consolidated subscriber base to remain stable in 2015 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2015 mainly based on growth in data usage and the development of our broadband business in the regions.

        Average monthly service revenue per subscriber in Russia remained relatively stable and amounted to RUB 339.1 for the year ended December 31, 2014 as compared to RUB 338.6 for the year ended December 31, 2013. Average monthly minutes of use per subscriber in Russia increased to 372 minutes in 2014 from 359 minutes in 2013 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers. We expect average monthly service revenue per subscriber in Russia to remain stable in 2015 as we plan to decrease prices and stimulate growth in usage of data services. We also believe that average monthly minutes of use per subscriber will remain stable with an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base decreased to approximately 20.2 million subscribers as of December 31, 2014, from 21.5 million subscribers as of December 31, 2013. In 2015, we expect revenues to remain stable under the impact of the weaker macroeconomic environment. We expect the average monthly minutes of use per subscriber will decrease slightly in 2015. Our subscriber base in Armenia remained stable and amounted to 2.1 million subscribers in 2014. The average monthly service revenue per subscriber in Armenia decreased to 2,989 dram (RUB 275) from 3,207 dram (RUB 249.9). We expect the average monthly service revenue per subscriber in Armenia to decline mainly due to the growth of competition in these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers, as well as increasing market penetration and multiple SIM card usage per person.

        Our primary operating license in Turkmenistan was resumed, and all of our operations in the country fully recommenced since October 1, 2012. Our subscriber base in Turkmenistan amounted to approximately 1.7 million subscribers as of December 31, 2014. We expect our subscriber base and revenues to increase and our market to enhance in 2015. After reentrance we started operations in Uzbekistan in December 2014. Our subscriber base in Uzbekistan amounted to approximately

0.2 million subscribers as of December 31, 2014. We expect our subscriber base and revenues to increase and our market position to enhance in 2015.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2014, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect growth of business activity in Russia to continue throughout 2015. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2015 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia slightly increased to 41.0% during the year ended December 31, 2014, as compared to 38.1% for the year ended December 31, 2013, due to growth in the number of new connections. We continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2015, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine increased to 34.2% for the year ended December 31, 2014, from 27.2% for the year ended December 31, 2013 due to the fact that MTS Ukraine terminated its operations in Crimea in October 2014.

E.    Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding December 31, 2014 mature in 2015, 2018 and 2020.

        In addition to the above, we have also entered into several cross-currency interest rate swap agreements. These contracts hedged the risk of both interest rate and currency fluctuations and assumed periodic exchanges of both principal and interest payments from RUB-denominated amounts to USD- and euro- denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Cross-currency interest rate swap contracts mature in 2019-2020.

F.     Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2014:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	42,135	85,545	70,223	85,093	282,996
Interest Payments(2)	21,469	38,290	25,587	13,428	98,774
Capital Lease Obligations	1	2	2	8	13
Operating Lease Obligations	5,172	1,075	491	1,700	8,438
Purchase Obligations(3)	41,881	6,158	175	84	48,298
Asset retirement obligation	—	—	—	3,022	3,022

Retirement and post-retirement obligation	216	113	110	633	1,072

Payments related to business acquisitions	—	100	—	—	100

Uncertain Income Tax Position	342	—	—	—	342

Total	111,216	131,283	96,588	103,968	443,055

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
Interest payments are calculated based on indebtedness as of December 31, 2014, scheduled maturities for the debt and interest rates effective as of December 31, 2014. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 17 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board of Directors, Non-Executive Director
Anton V. Abugov	1976	Deputy Chairman of the Board of Directors, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Alexander E. Gorbunov	1967	Non-Executive Director
Michel Combes(1)(2)	1962	Non-Executive Independent Director
Thomas Holtrop(1)(2)	1954	Non-Executive Independent Director
Andrey A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Sergey A. Drozdov	1970	Non-Executive Director
Alexey V. Kornya(3)(4)	1975	Vice President—Member of Management Board—Chief Financial Officer ("CFO")
Andrey E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Vasil I. Latsanych(3)	1972	Vice President—Member of Management Board—Marketing
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Vadim E. Savchenko(3)	1974	Vice President—Member of Management Board—Sales and Customer Service
Oleg A. Korovitskiy	1970	Vice President—Security
Mikhail A. Arkhipov(3)	1982	Vice President—Member of Management Board—HR
Andrey G. Smelkov(3)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Ivan A. Zolochevsky(3)	1972	Member of Management Board—General Director of MTS Ukraine
Valery V. Shorzhin(3)	1963	Vice-President—Member of Management Board—Procurement Management and Administrative Matters
Kirill A. Dmitriev	1978	Member of Management Board—Head of Moscow Macro-region

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. He also was the Chairman of our Strategy Committee until 2013 and is now a member of the Strategy Committee and a member of the Budget Committee. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He served as a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema—affiliated companies. Currently Mr. Sommer is a Chairman of the Board of Directors of SSTL. He is also a member of the Board of Directors of Tata Consultancy Services, a member of the Supervisory Board of Munich Reinsurance. He was also a member of the International Advisory Board of The Blackstone Group until 2012. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Anton V. Abugov has served as one of our Directors since June 2008 and as Deputy Chairman of the Board of Directors since June 2012. He is also the Chairman of our Strategy Committee. In addition, Mr. Abugov serves on the Board of Directors of various other companies affiliated with Sistema, including SSTL, MTS Bank and SMM. Since 2006, Mr. Abugov has served as First Vice President and Head of Strategy and Development at Sistema. Between 2003 and 2006, he was Managing Director of AKB Rosbank and head of its Corporate Finance Department. Between 1997 and 2006, he was a Strategy Consultant at the TAIF Group of Companies. From 1995 to 2002, he worked for the United Financial Group in different positions, including head of corporate finance from 1999 to 2002.

        Vsevolod Rozanov has served as one of our Directors since June 2012. He is also the Chairman of our Budget Committee, member of the Corporate Conduct and Ethics Committee (renamed Corporate Governance Committee since February 25, 2015). He has served as the Vice President—Head of Finance and Investements Complex in Sistema since 2013 and since 2014 he is a member of "SG-Trans" CJSC, MTS Bank and "Landshaft" CJSC' Board of Directors and Chairman of the Board of Directors in "DIK" LLC. From 2008 until 2013 he served as the president of SSTL. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Appointment Committee, and a member of our Audit Committee,Strategy Committee, the Special Committee and Budget Committee. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, and Arrow Creek Investments 75 (PTY) LTD South Africa.

        Alexander E. Gorbunov has served as one of our Directors since February 2013. He also is a member of our Strategy Committee and Budget Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL and OZON Holdings Limited. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema and from 2011 — as Executive Vice-President. From

2006 until 2010, he served as Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Michel Combes has served as one of our Directors since February 2013. He also is a member of the Remuneration and Appointment Committee, Audit Committee and Special Committee. Mr. Combes serves as Chief Executive Officer of Alcatel-Lucent SA and a non-executive director and member of Audit Committee of ALTICE. Mr. Combes also served as Chairman of the Supervisory Board at Assystem and as Non-Executive Director and a member of the Board of Directors of ISS until 2014. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2006 to 2008, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

        Thomas Holtrop has served as one of our Directors since February 2013. From 2009 until 2011, he served as a member of the Board of Directors at Comstar. He is also the Chairman of our Audit Committee, a member of the Special Committee and member of Remuneration and Appointment Committee, Corporate Governance Committee and Committee of Independent Directors. From 2005 to 2011, Mr. Holtrop served as a member of the Supervisory Board at Gruner & Jahr (Hamburg). Prior to that, from 2001 to 2004, he served as the President of T-Online International AG. Mr. Holtrop also served as a member of the Board of Directors at Deutsche Telecom AG from 2002 to 2004. Prior to that, he served as Vice President at American Express International Inc. and was a member of the Board of Directors at Bank 24 AG and Deutsche Bank 24 AG.

        Andrey A. Dubovskov has served as our President and CEO since March 2011. Since June 2011 he has also served as our President and a member of our Corporate Governance Committee, Strategy Committee. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural Macro-region. From January 2004 to March 2006, he served as the Director of one of our subsidiaries in Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2005.

        Sergey A. Drozdov has served as one of our Directors and the Chairman of Corporate Conduct and Ethics Committee (renamed Corporate Governance Committee since February 25, 2015) since June 2013. He has also served as Senior Vice-President and head of Corporate Governance Complex at Sistema since 2011. From 2002 to 2011, Mr. Drozdov served as First Vice-President and Head of Property Complex of Sistema. He served as Vice-President performing duties of the President of OJSC Sistema- Invest, from 1998 to 2002. Prior to that, from 1995 to 1998, he served as head of Development and Investments Department. From 1994 to 1995 Mr. Drozdov served as head of Financial Innovations and Marketing of the Moscow City Property Fund.

        Alexey V. Kornya has served as our Vice President—CFO since June 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer and is the Chairman of our Disclosure Committee. He is a member of the Board of Directors of RTC, a member of the Board of Directors of MTS Bank and a member of the Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2009, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.

        Andrey E. Ushatsky has served as our Vice President—Chief Technology and Information Officer since April 2014. Prior to that Mr. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

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

        Vadim E. Savchenko has served as our Vice President—Sales and Customer Service since July 2011. In November 2008, Mr. Savchenko became the Director of Sales at MTS Ukraine. Mr. Savchenko first joined MTS in 2005, when he assumed the position of the director of the department in charge of partner relations at Macro-region "Ural" until 2007. From 2007 to 2008 he was the director of the Urals branch of OJSC "HARDWARE-Retail." Mr. Savchenko has over 15 years of operational experience in sales — from the coordinator of the sales department to the director of a branch in such companies as Pepsi International Bottlers LLC, Joint Stock Company "JTI" and OJSC "Vienna."

        Oleg A. Korovitskiy was appointed MTS Vice President for Security in June 2014. From February 2013 to June 2014, Mr. Korovitskiy served as our Director—Economical Security. Prior to joining MTS, from 2012 to 2013, Mr. Korovitskiy worked at CJSC Region (Sistema) as Head of liaison with law enforcement agencies. Prior to that, he served as Head of Department in General Administration for Economic Security and Combatting the Corruption of Ministry of Internal Affairs from 2011 to 2012, Head of Internal Affairs Department of Tax Crimes Prevention in Republic of Bashkortostan from 2008 to 2011, Head of Internal Affairs Department of Tax Crimes Prevention in Karelia Republic from 2006 to 2008. Prior to that from 2002 to 2006 he served as Deputy Head of Internal Affairs Department of Economical Crimes Prevention in Omsk region. Since 1997 until 2002 Mr. Korovitskiy worked in Directorate of Internal Affairs of Omsk Region, taking various positions related to economic and tax crimes prevention.

        Mikhail A. Arkhipov has served as our Vice President—HR starting April 2013. Prior to joining us, from 2009 to 2013, he worked at SIBUR, where he took several positions, from Head of Compensations and Benefits to HR Director. From 2008 to 2009, he held various positions at SUN Interbrew and KPMG.

        Andrey G. Smelkov has served as our Vice President—Director of "MTS Foreign Subsidiaries" Business Unit since October 2013. Prior to that, since 2010, he has served as a Chairman of the Board in TOO "Mobile Telekom Service," Kazakhstan. Since 2008 Mr. Smelkov has worked as a Head of OOO "Sky Mobile," Kyrgyztan. Prior to that, he worked as a Head of branch in OJSC VimpelCom.

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

        Kirill A. Dmitriev has served as Member of Management Board- Head of Moscow Macro-region since April 2014. Prior to that he has served as Director of North-West Macro-region since 2011. Mr. Dmitriev joined MTS in 2009 as Director of Western branch of MTS Ukraine. Prior to joining MTS he served at various management positions at Baltic Beverages Holding Ukraine.

        Our directors were elected at the annual shareholders' meeting on June 24, 2014 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 25, 2015. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

        Our officers and directors were paid during 2014 an aggregate amount of approximately RUB 703 million for services in all capacities provided to us; this amount comprised RUB 350 million in base salaries and RUB 353 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to monetary remuneration based on the quoted prices of our ADSs on the NYSE. Related compensation accrued in 2014 amounted to RUB 1,017 million. For additional information, see Note 2 to our audited consolidated financial statements.

        In 2009, we amended our Regulation on Remuneration and Compensation of the Members of the Board of Directors to provide that only independent non-executive directors receive compensation. Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $250,000 (RUB 14 million) (or $275,000 (RUB 15 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors).

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000 (RUB 0.8 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000 (RUB 1.4 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000 (RUB 1.1 million), and a director serving as Chairman of a special committee receives additional annual compensation of $25,000 (RUB 1.4 million). Members of all other Board committees receive additional annual compensation of $5,000 (RUB 0.3 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000 (RUB 0.6 million).

        Independent non-executive members of the Board of Directors are also eligible for an annual bonus of up to a maximum of $200,000 (RUB 11 million) based on our performance and average ADS price over a specified period.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation, bonus and additional compensation for serving as a Board committee member) should not exceed $500,000 (RUB 28 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses of up to $200,000 (RUB 11 million).

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board of Directors currently consists of nine members. The Board of Directors has the authority to make overall management decisions for us, except those matters reserved to the shareholders. Planned meetings of the Board of Directors shall be held periodically when needed, but at least 2 (two) times a quarter. See "—B. Compensation of Directors and Senior Management" for a description of the pro rata payments.

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

Remuneration and Nomination Committee

        Our Remuneration and Nomination Committee consists of three members appointed by the Board of Directors. The current members are Michel Combes, Thomas Holtrop and Stanley Miller, who serves as the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

        According to the bylaws, the Remuneration and Nomination Committee shall be convened by the Chairman of the Remuneration and Nomination Committee, at his sole discretion, or at the suggestion of any member of this committee, a member of the Board of Directors or our President.

President

        Our President is elected by the Board of Directors for a term of three years and can be reelected for an unlimited number of terms. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day- to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors and the Management Board. The President reports to the shareholders' meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors and the Management Board. On March 4, 2011, Andrey A. Dubovskov was elected as our President and CEO, starting from March 5, 2011, by the Board of Directors for a term of three years, in March 2014 his contract was extended for three more years.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;

  •
  Andrey A. Tverdohleb, who holds the position of Head of planning of Finance and Investment, Sistema; and

  •
  Maxim A. Mamonov, who holds the position of Director for internal control and audit of MTS.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2015.

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

D.    Employees

        At December 31, 2014, we had 66,870 employees. Of our 61,308 employees in Russia, we estimate that 515 were executives; 15,258 were technical and maintenance employees; 35,513 were sales, marketing and customer service staff; and 10,022 were administration and finance staff. In addition, of the 61,308 employees in Russia, we estimate that 20,739 were employed in our retail unit.

        As of December 31, 2014, 2,910 of our employees worked in Ukraine. Of these employees, we estimate that 13 were executives; 840 were technical and maintenance employees; 1,362 were sales, marketing and customer service staff; and 695 were administration and finance staff.

        As of December 31, 2014, 682 of our employees worked in Turkmenistan. Of these employees, we estimate that 17 were executives; 107 were technical and maintenance employees; 403 were sales, marketing and customer service staff; and 155 were administration and finance staff.

        As of December 31, 2014, 1,200 of our employees worked in Armenia. Of these employees, we estimate that 9 were executives; 151 were technical and maintenance employees; 659 were sales, marketing and customer service staff; and 381 were administration and finance staff.

        As of December 31, 2014, 770 of our employees worked in Uzbekistan. Of these employees, we estimate that 9 were executives; 104 were technical and maintenance employees; 217 were sales, marketing and customer service staff; and 440 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2012, 2013 and 2014:

	At December 31,
	2012	2013	2014
Russia	56,617	62,642	61,308
Ukraine	3,096	3,240	2,910
Uzbekistan	618	—	770
Turkmenistan	565	608	682
Armenia	1,181	1,225	1,200

Total	62,077	67,715	66,870

        Our employees are not unionized, except for 4,333 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        As of April 1, 2015, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2015, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2015
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	202,410	0.01018%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	19,824	0.00100%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	14,000	0.00070%
Vsevolod V Rozanov, Non-Executive Director	72,792	0,00366%

Total	309,026	0.01554%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,912,129 ordinary shares outstanding as of April 1, 2015.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 1.5 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2014, options related compensation accrued in the amount of RUB 168 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 1, 2015. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 1, 2015
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	272,668	0,01371%
Alexey V. Kornya, Vice President—Chief Financial Officer	140,103	0,00704%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	89,569	0,00450%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	99,248	0,00499%
Vadim E. Savchenko, Vice President—Sales and Customer Service	115,057	0,00578%
Vasil I. Latsanych, Vice President—Marketing	124,074	0,00624%
Valery V. Shorzhin, Vice-President—Procurement Management and Administrative Matters	86,286	0,00434%
Oleg A. Korovitskiy, Vice President—Security	26,780	0,00135%
Mikhail A. Arkhipov, Vice President—HR	67,914	0,00341%
Kirill A. Dmitriev, Head of Moscow Macro-region	57,717	0,00290%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	50,191	0,00252%
Ivan A. Zolochevsky, General Director of MTS Ukraine	69,398	0,00349%
Oleg A. Atamanov, General Director of MTS Turkmenistan	87,412	0,00439%
Ralph S. Yirikian, General Director of MTS Armenia	104,092	0,00523%
Andrey V. Ershov, General Director of MGTS	77,242	0,00388%
Arvidas K. Alutis, General Director of RTC	46,632	0,00234%

Dmitriy G. Nagorniy, General Director of UMS	21,157	0,00106%

Ron Sommer, Chairman of the Board, Non-Executive Director	120,323	0,00605%

Total	1,655,863	0,08325%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,988,912,129 ordinary shares outstanding as of April 1, 2015.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of April 1, 2015, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2015
Name	Number	Percentage
Sistema(1)	636,224,752	31.99%
Sistema Finance S.A.	206,643,900	10.39%
STA(2)	220,467,234	11.08%
ADS holders(3)	709,401,170	35.67%
Other Public Float (including our directors and executive officers)(4)	216,175,073	10.87%

Total(5)	1,988,912,129	100.0%

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

(3)
Excludes treasury shares held in the form of ADSs, as described below. As of April 1, 2015, the total number of ADSs outstanding (including 33,997,667 ADSs held by our wholly owned subsidiary, MTS-Bermuda Ltd., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,163 of our ordinary shares as of April 1, 2015.

        As of April 1, 2015, we held a total of 77,501,433 shares, of which approximately 87.7% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of December 31, 2014, Sistema's effective ownership in us was 53.46%.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to Sistema-Hals, an affiliate of Sistema. The promissory note is an interest free and is repayable in 2017. As of December 31, 2014 and 2013 the amount receivable from Sistema under the promissory note was RUB 618 million and RUB 618 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In June 2010, we accepted a promissory note from Sistema in exchange for a promissory note of Sky Link. The note is interest free and was repaid upon demand in the year ended December 31, 2011.

        In April 2014, we sold a 49% stake in Business-Nedvizhimost to Sistema for a price of RUB 3.1 billion to be paid by the end of July 2015 in accordance with Addendum to the sale agreement. As of December 31, 2014, the accounts receivable in our audited consolidated statements of financial position amounted to RUB 3.2 billion. Interest was accrued on the balance of unpaid accounts receivable. The amount of interest accrued as of December 31, 2014 was RUB 125 million and it was included as a component of interest income in our consolidated statements of operations and comprehensive income.

        In October 2014, we acquired 2,501,350 Sistema Eurobonds due in 2016 (series 04) and 1,000 Sistema International Fund SA Eurobonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The purchased bonds were classified as available for sale and accounted for at fair value with changes recognized in accumulated other comprehensive income. For the year ended December 31, 2014, the unrealized gain for change in fair value of the bonds totaled to RUB 6 million. The interest income recognized on the bonds for the year ended December 31, 2014 amounted to RUB 9 million and was included as a component of interest income in our consolidated statements of operations and comprehensive income.

Doveritelnaja Investizionnaja Kompanija "DIK"

        In April and May 2013, we invested RUB 4.0 billion in Investment fund "Reservnyi" managed by "DIK," a subsidiary of Sistema. The investment was sold in April 2014 for RUB 4,165 million. The realized gain of RUB 165 million was recognized as a component of other expenses (net) in our consolidated statements of operations and comprehensive income.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 1,902 million, RUB 1,757 million and RUB 1,575 million for services provided in the years ended December 31, 2012, 2013 and 2014, respectively.

NVision Group

        During the years ended December 31, 2012, 2013 and 2014, we acquired from NVision Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately RUB 12,898 million, RUB 13,394 million and RUB 9,819 million, respectively, and incurred expenses of RUB 1,115 million, RUB 1,083 million and RUB 846 million, respectively, under an IT consulting agreement.

        As of December 31, 2013 and 2014, the advances given to NVision Group, a subsidiary of Sistema, amounted to RUB 496 million and RUB 274 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

Smart Cards Group

        During the years ended December 31, 2012, 2013 and 2014, we purchased SIM cards and prepaid phone cards for approximately RUB 842 million, RUB 765 million and RUB 267 million, respectively.

AB Safety

        During the years ended December 31, 2012, 2013 and 2014, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 344 million, RUB 354 million and RUB 292 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2012, 2013 and 2014, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 306 million, RUB 125 million and RUB 125 million, respectively, which, individually, were and are immaterial. Our main investments are in SMM, in which we hold 2.356%, and the value of such investments as of December 31, 2012, 2013 and 2014, amounted to RUB 117 million, RUB 117 million and RUB 117 million.

Liabilities to related parties

        As of December 31, 2014, we had several bills of exchange and loans issued by Sistema Mass-Media, a subsidiary of Sistema, amounted to RUB 867 million. The amount of interest accrued for the year ended December 31, 2014 was RUB 41 million and was included as a component of interest income in our consolidated statements of operations and comprehensive income.

Transactions with equity investees

Stream LLC

        In July 2012 our share in the company Stream LLC decreased to 45% and therefore it has become the related party for the group. In the years ended December 31, 2013 and 2014, we signed contracts for content services and expenses amounting to RUB 711 million and RUB 1,395 million.

MTS Bank

        We maintain certain number of deposit and loan agreements, with MTS Bank, a subsidiary of Sistema. As of December 31, 2012, 2013 and 2014, we had cash positions at MTS Bank in the amount of RUB 8,161 million and RUB 11,297 and RUB 11,687 million in current accounts, including short-term deposits in the amount of RUB 101 million, RUB 5,081 million and RUB 3,482 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2012, 2013, and 2014, amounted to RUB 172 million, RUB 742 million and RUB 654 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        Interest expense on the funds raised from MTS Bank during the years ended December 31, 2012, 2013 and 2014 amounted to RUB 363 million, RUB nil and RUB nil, respectively, was included as a component of interest expense in the accompanying consolidated statements of operations and comprehensive income.

        During the years ended December 31, 2014, 2013 and 2012, we received revenues from mobile and call center services with MTS Bank amounting to RUB 787 million, RUB 378 million and RUB 88 million, respectively. In addition, during the year ended December 31, 2014 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 541 million (agency fees after deduction of cross-fines). At the same time, during the year ended December 31, 2013 we incurred expenses under the same contract (in the amount of fines exceeding the agency fees) with MTS Bank amounting to RUB 331 million. Moreover, during the years ended December 31, 2014, 2013 and 2012, we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to RUB 135 million, RUB 82 million and RUB 55 million, respectively.

MTS Belarus

        During the years ended December 31, 2012, 2013 and 2014, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 209 million, RUB 149 million and RUB 269, respectively. At the same time, during the years ended December 31, 2012, 2013 and 2014 we incurred roaming expenses with MTS Belarus amounting to RUB 424 million, RUB 278 million and RUB 395 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 336 million, RUB 965 million and RUB 4,525 million from, and total accounts payable of RUB 2,338 million, RUB 3,315 million and RUB 4,674 million to, related parties as of December 31, 2012, 2013 and 2014, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 25 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

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

        During September-October of 2012, RUB 201 million were seized from Uzdunrobita's bank accounts by the Uzbek State and applied to settle its alleged liabilities under these claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state authorities authorizing the confiscation of all assets of Uzdunrobita based on a criminal court's verdict which the Tashkent City Criminal Court issued against four employees of Uzdunrobita. Previously, Uzbek law enforcement agencies arrested all of Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate Instance of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the decision of the Tashkent City Criminal Court dated September 17, 2012.

        The appeals court found that all damages (taxes, sanctions, unpaid licenses duties and damages to customers) incurred by the State were to be compensated by Uzdunrobita. The amount of damages was calculated on the basis of all of the aforementioned claims against Uzdunrobita, which amounted to RUB 18,375 million to be paid in eight equal monthly instalments (the "Appeal Decision").

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

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss of RUB 20,037 million on the long-lived assets was recorded in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six-month liquidation procedures. In accordance with the terms of local liquidation procedures, Uzdunrobita's CEO was relieved of his duties and all of the oversight and governance over Uzdunrobita was transferred to the liquidation administrator. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In July 2013, two rounds of auctions were set and held in relation to the sale of assets of Uzdunrobita and all of its branches. All auctions were recognized as having failed due to the absence of any applications by interested bidders.

        MTS filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), which is part of the World Bank Group, in Washington, D.C. The claim was registered on November 15, 2012. A tribunal was formed on August 29, 2013 and the first procedural hearings took place in November 2013.

        In July 2014 the dispute between MTS and the Republic of Uzbekistan was resolved. The parties signed a settlement agreement (the "Settlement Agreement") and according to its terms all mutual claims were eliminated. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under the International Chamber of Commerce in Paris. ICSID has discontinued international arbitration proceedings between the Group and the Republic of Uzbekistan following the submission of a joint application by both parties.

        Furthermore, the Republic of Uzbekistan established a legal entity, UMS, with such entity having no legal connection to the previously liquidated entity, Uzdunrobita. UMS was granted 2G, 3G and LTE licenses valid till 2029, and received frequencies, numbering capacity and other permits required for the launch of operations.

        On September 24, 2014, a 50.01% ownership interest in UMS was transferred to MTS by the State Unitary Enterprise Center of Radio Communications, Radio Broadcasting and Television on behalf of the Republic of Uzbekistan. We have also received certain guaranties in relation to the protection of any future investment in the Republic of Uzbekistan.

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

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million in additional taxes, penalties and fines were payable by us. The resolution did not come into force as we prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 173.9 million. The whole amount of taxes, fines and penalties were paid by us. Based on the verdict of the Federal Tax Service we did not submit any appeal in respect of RUB 95.8 million. We filed an appeal for RUB 84.2 million of the remaining RUB 180.0 million with the Moscow Arbitrate Court. In August 2013, the Moscow Arbitrate Court issued a ruling to grant our claim partly, which was subsequently confirmed by the Arbitrate Appeal Court in November 2013. However, we appealed the decision of the Arbitrate Appeal Court in the Federal Arbitrate Court of Moscow District, which issued a ruling to partly grant our claim in March 2014. Based on the verdicts of the courts, no further legal actions were taken by us in respect of remaining RUB 41.3 million.

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

        In June 2013, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2009, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 253.38 million in additional taxes, penalties and fines were payable by us. In December 2013, we appealed the resolution of this assessment to the Federal Tax Service, and, further to its refusal to grant the appeal, we did not appeal to the Moscow Arbitrate Court.

        In January 2014, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 91.0 million in additional taxes and penalties were payable by us. MGTS appealed the resolution of this assessment to the Federal Tax Service in May 2014. The Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 61.12 million. We filed an appeal for RUB 14.94 million with the Moscow Arbitrate Court. In February 2015, the Moscow Arbitrate Court issued a ruling to partly grant our claim.

        In July 2014, the Federal Customs Service of Russia initiated audit of MTS for the period from January 1, 2012 to July 22, 2014.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2014, the tax declarations of MTS OJSC and its Russian subsidiaries for the preceding three fiscal years were open for further review. In December 2014, tax authorities commenced review of tax declarations of MTS and Comstar-regions for the years ended December 31, 2013 and 2012.

Antimonopoly Proceedings

        In October 2013, the FAS subdivision in the Pskov region began an investigation into our, Vimpelcom's and MegaFon's GPRS pricing in the Pskov Region. In December 2013 the investigation was closed as no violation of the antimonopoly laws was identified.

        In November 2013, the FAS subdivision in the Rostov region charged us and LLC "I-CUBE" with a violation of antimonopoly laws by entering into an agreement to tie in the services of LLC "I-CUBE." FAS issued an order to cease the violation and imposed a fine of RUB 0.1 million on MTS. We do not intend to appeal this decision of the FAS subdivision in the Rostov Region.

        In January 2014, the FAS subdivision in the Khanty Mansiysk Autonomous region-Yugra charged Comstar-regions with violation of antimonopoly legislation by abusing its dominant position on the Internet access market by setting different prices in different municipalities of the region. FAS also issued an order to cease the violations. On January 17, 2014, the arbitrazh court of Khanty Mansiysk Autonomous region-Yugra cancelled the decisions and the order of the FAS subdivision in the Khanty Mansiysk Autonomous region- Yugra.

        In January 2014, the FAS subdivision in the Rostov region charged MTS with violation of antimonopoly laws by setting a monopoly tariff on cable TV tariffs services in the Rostov-on-Don city. The investigation was ceased as no violation had been found in MTS actions.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of AMC of Ukraine investigations.

8.A.8. Dividend Distribution Policy

        On April 29, 2013, the Board of Directors approved a dividend policy, whereby we will aim to make dividend payments to our shareholders for 2013, 2014 and 2015 in the amount of at least 75% of MTS OJSC's free cash flow, but not less than RUB 40 billion. For the purposes of our dividend calculation we utilize a simplified form of free cash flow—which we define as Operating Cash Flow less capital expenditures. In case of fluctuations in the amount of dividends payable from the set up goals, MTS OJSC should provide the reasons of that fluctuations.

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

        At a meeting held on April 14, 2015, the Board of Directors recommended that an AGM approves annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADS), or a total of approximately RUB 40.4 billion, based on the full-year 2014 financial results. Upon acceptance by the AGM and completion of this payment, we will have paid out up to RUB 53.2 billion based on our fiscal year 2014 financial results.

        The Board of Directors set the date for our AGM for June 25, 2015. The record date for the Company's shareholders and ADS holders entitled to participate in the AGM has been set for May 7, 2015. The Board of Directors recommended that the AGM sets the record date for shareholders and ADS holders entitled to receive dividends for the 2014 fiscal year for July 7, 2015.

B.    Significant Changes

Disposal of Intellect Telecom

        In January 2015, we sold an investment in IntellectTelecom to Sistema for a cash consideration of RUB 344 million.

Disposal of Rent-Nedvizhimost

        In February 2015, we sold 51% stake in Rent-Nedvizhimost to Sistema for RUB 4.3 billion. We classified the associated assets and liabilities as "held for sale" as of December 31, 2014.

Acquisition of Navigation Information Systems

        In January 2015, we acquired 89.53% of Navigation Information Systems from Sistema for RUB 44 million. NIS is the leading systems integrator for GLONASS satellite projects. The acquisition allows us to develop our proprietary technological platform for machine-to-machine solutions.

Acquisition of 3G license in Ukraine

        In February 2015, MTS Ukraine won a tender to acquire a nationwide license for the provision of 3G telecommunications services. The license with the cost of 2,715 million hryvnias (RUB 6,015 million at the acquisition date) has been granted for 15 years. In accordance with the terms of the license MTS Ukraine is required to launch provision of 3G services in all of the regional centers across Ukraine within 18 months upon allocation of the license.

Insolvency of Kyivska Rus Bank in Ukraine

        On March 19, 2015, The National Bank of Ukraine adopted a resolution declaring Kyivska Rus Bank to be insolvent. As of December 31, 2014, we held RUB 1,170 million in deposits in the bank. Management determined that this announcement did not provide evidence related to conditions existing as of December 31, 2014, and therefore consider the announcement to be a nonrecognized subsequent event.

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

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2015	$10.10	$8.95	257.3 RUB	220.4 RUB
February 2015	$10.36	$8.34	257.4 RUB	227.3 RUB
January 2015	$8.66	$6.87	228.0 RUB	174.7 RUB
December 2014	$11.95	$6.17	253.0 RUB	158.5 RUB
November 2014	$14.38	$12.22	262.0 RUB	251.0 RUB
October 2014	$14.85	$12.96	274.0 RUB	219.8 RUB
Quarterly High and Low
First Quarter 2015	$10.36	$6.87	257.4 RUB	174.7 RUB
Fourth Quarter 2014	$14.85	$6.17	274.0 RUB	158.5 RUB
Third Quarter 2014	$19.94	$14.94	324.0 RUB	260.5 RUB
Second Quarter 2014	$20.03	$15.42	316.0 RUB	240.0 RUB
First Quarter 2014	$21.38	$15.79	318.0 RUB	235.0 RUB
Fourth Quarter 2013	$23.92	$19.82	351.5 RUB	305.0 RUB
Third Quarter 2013	$22.66	$18.52	323.0 RUB	258.0 RUB
Second Quarter 2013	$20.87	$15.69	279.9 RUB	248.2 RUB
First Quarter 2013	$21.58	$14.94	283.7 RUB	246.7 RUB
Annual High and Low(1)
2014	$21.38	$6.17	324.0 RUB	158.5 RUB
2013	$23.96	$17.66	351.5 RUB	246.7 RUB
2012	$20.07	$14.94	254.7 RUB	186.0 RUB
2011	$21.54	$11.91	263.0 RUB	169.5 RUB
2010	$23.55	$17.84	273.5 RUB	217.6 RUB

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a nominal value of 0.10 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or Board of Directors. As of April 1, 2015, we had 9,935 treasury shares repurchased in August 2014 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. 90,881 of treasury shares which we repurchased in March 2013 in connection with the merger of our subsidiaries into MTS pursuant to the requirements of applicable law were sold in March 2014 in order to comply with the relevant legal requirements. Together with our subsidiaries we held a total of 77,501,433 shares, of which approximately 87.7% were held in form of ADSs. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with U.S. GAAP, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

Pre-emptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their pre-emptive right to purchase shares and the period during which shareholders can exercise their pre-emptive rights. Such period may not be less than 20 or, under certain circumstances, 45 days. We cannot sell the shares or securities convertible into shares which are subject to the pre- emptive rights during this period.

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

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the nominal value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within three business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same 3-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand in court, within 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Computershare Registrar CJSC which now maintains our register of shareholders by way of universal succession.

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

  •
  publishing any information (including inside information) concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain corporate events, such as mandatory or voluntary tender offers, record dates, certain changes in ownership and shareholding, filing of any material claim against us, obtainment or revocation of material licenses, entry into certain transactions, as well as shareholders' and certain board of directors' resolutions and certain information regarding our material subsidiaries;

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

        If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders' meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client.The list of shareholders entitled to participate in a general shareholders' meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the 10 days after the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not later than 80 days before the date of the meeting).

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

Approval of FAS

        Pursuant to the Federal Law on Competition FAS must approve in advance acquisitions of voting shares in a company involving (1) companies with a combined value of assets or combined annual revenues calculated under RAS exceeding a certain threshold, or (2) companies registered as having more than a 35% share of a certain commodity market or otherwise occupying a dominant position on the market, and which would result in acquisition by a person (or a group of affiliates) of more than 25%, 50% or 75% of voting shares of a joint stock company, or a participation interest according 1/3, 50%, 2/3 of voting rights in a limited liability company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may regulate our subscriber tariffs and restrict our operations."

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation (a "Strategic Company") or acquisition of fixed production assets of a Strategic Company having value of at least 25% of its assets calculated under RAS require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments ("Governmental Commission"), which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and FAS, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (participants') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a Strategic Company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company.

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

        In addition, foreign investors are required to notify this authorized governmental agency about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of a Strategic Company and other transactions or other actions preapproved in accordance with the Strategic Foreign Investment Law.

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

        The loan agreements relating to our notes due 2023 sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the lender, the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the lender, holders of notes or the trustee.

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

        Treaty benefits may be potentially available to U.S. tax residents that are not subject to limitations on treaty benefits under the treaty, do not operate through a permanent establishment in Russia and are foreign legal entities (i.e., a legal entity or organization in each case not organized under Russian law) or individuals not considered Russian tax residents under Russian law. Under current Russian law, the Russian tax residency for individuals is generally determined based on the number of days a person spends in Russia in a 12-month rolling period. Law specifies that an individual present in Russia for an aggregate period of 183 days in any consecutive 12-month period will be considered as a tax resident. Since tax year in Russia is a calendar year the final tax residency status of an individual taxpayer shall still be defined for a whole calendar year by counting the days spent in Russia within that relevant calendar year. Accordingly, to be considered a Russian tax resident, the taxpayer should spend at least 183 days in Russia in a calendar year.The following discussion is based on:

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

        Provisions of the Tax Code which were effective in 2014 have introduced 30% withholding tax rate to be applied to the dividends paid out in relation to shares underlying an ADS program where the information regarding the holders of the ADSs including the overall number of securities held in a specific tax jurisdiction is not provided by the depositary to the custodian holding the depo account with the underlying shares and acting as the tax agent.

        From a practical perspective, it may have not been possible for the depositary to collect the necessary information from all ADS holders and submit the relevant information to the custodian. Therefore, with respect to legal entities or organizations who are U.S. holders, the custodian may be obligated to withhold income tax at a rate of 30% from dividend payments made to the trustee, unless the information on the ADS holder, the respective amount of ADS held and its tax residency is provided to the depositary and thereafter to the custodian within 7 days of the date on which the shareholders entitled to dividend payout are determined according the relevant decision of the general shareholders meeting. The same amendments have also introduced an expedited refund process whereby the information regarding the ADSs not provided to the custodian can be submitted within 25 days of the date of the payment of the dividends to the depositary in order for the custodian to refund the difference between the increased 30% tax rate used and the tax rate the respective ADS holders are entitled to according to their tax residency, however this process is new and not tested and it is unclear how it will work in practice. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time consuming and no assurance can be given that the Russian tax authorities will grant a refund. See "—United States—Russia Income Tax Treaty Procedures."

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

        The amendments to the Russian Tax Code, which came into effect from January 1, 2015, exclude dividends from the scope of payments subject to 30% withholding tax rate.

Taxation of Capital Gains

Legal entities and Organizations

        Income received by a foreign company from the sale, exchange or other disposal (assuming that such income is not related to a permanent establishment of a foreign company in Russia) of shares (participation interest) in an organization in which over 50% of the assets consist of immovable property located in Russia, as well as financial instruments derived from such shares, is treated as income derived from a source in the Russian Federation and is subject to withholding tax at a rate of 20%. However, gains arising from the disposition of the securities which are traded on an organised stock exchange are not treated as Russian-source income, and should not be subject to taxation in Russia.

        The amount of such income is typically determined as the sales price of shares (participation interest). However, if documentary support for the acquisition cost of the shares (participation interest) is available, the tax may instead be assessed on the basis of the difference between the sales price and the acquisition cost (including other related costs) if documentary evidence of such costs is submitted to the tax agent. The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions with securities. However, an exemption applies if immovable property located in Russia constitutes more than 50% of our assets and the securities are traded on a foreign stock exchange. The determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia does not currently and will not constitute more than 50% of our assets as at the date of the sale of ADSs by non-residents.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330 or, from outside the United States, at 1-202- 942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the Internet at www.mtsgsm.com. Information included in our website does not form part of this document.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2014, RUB 45,925 million, or 16.2% of our total indebtedness, including capital leases, was variable interest rate debt, while RUB 237,070 million, or 83.8% of our total indebtedness, including capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2014.

Contractual Maturity Date as of December 31, 2014:

Indebtedness	Currency	2015	2016	2017	2018	2019	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2014)
	(amounts in millions of RUB)
Variable debt
Skandinavska Enskilda Banken AB	USD	1,781	1,645	762	—	—	—	4,188	0.59%
Skandinavska Enskilda Banken AB	USD	329	329	329	—	—	—	987	2.16%
LBBW	EUR	319	319	319	—	—	—	956	1.69%
Credit Agricole Corporate Bank and BNP Paribas	EUR	473	473	473	473	—	—	1,893	1.82%
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	7,018	7,018	7,018	7,018	5,616	4,214	37,901	1.51%

Total variable debt		9,920	9,784	8,900	7,491	5,616	4,214	45,925

Weighted average interest rate		1.46%	1.48%	1.51%	1.52%	1.51%	1.51%	1.50%
Fixed-rate notes
MTS OJSC Notes due 2018	RUB	136	—	—	—	—	—	136	12.00%
MTS OJSC Notes due 2015	RUB	7,541	—	—	—	—	—	7,541	7.75%
MTS OJSC Notes due 2016	RUB	—	1,788	—	—	—	—	1,788	8.75%
MTS International Notes due 2020	USD	—	—	—	—	—	35,057	35,057	8.63%
MTS OJSC Notes due 2017	RUB	—	—	10,000		—	—	10,000	8.70%
MTS OJSC Notes due 2020	RUB	15,000	—	—	—	—	—	15,000	8.15%
MTS International Notes due 2023	USD	—	—	—	—	—	26,920	26,920	5.00%
MTS OJSC Notes due 2015 (A series)	RUB	12	—	—	—	—	—	12	0.67%
MTS OJSC Notes due 2015 - 2016 (B series)	RUB	12	—	—	—	—	—	12	0.54%
MTS OJSC Notes due 2021 - 2022 (V series)	RUB	—	—	—	—	—	12	12	0.25%
MTS OJSC Notes due 2023	RUB	—	—	—	10,000	—	—	10,000	8.25%
Fixed-rate bank loans
Sberbank	RUB	5,000	20,000	15,000	15,000	20,000	5,000	80,000	8.45%
Sberbank	RUB	—	4,000	16,000	—	—	—	20,000	9.96%
Sberbank	RUB	—	—	—	6,000	6,000	13,000	25,000	12.05%
Ekvant	RUB	36	36	36	36	36	174	356	0.00%
ASHIB	AMD	176	—	—	—	—	—	176	13.00%
Uzbektelecom	UZS	58	—	—	—	—	—	58	10.00%
Aloqabank	UZS	—	—	—	—	42	716	758	12.00%
SMM	RUB	395	—	—	—	—	—	395	0.00%
SMM	RUB	160	—	—	—	—	—	160	15.00%
SMM	USD	164	—	—	—	—	—	164	15.00%
Repo 12% Notes due 2018	RUB	1,760	—	—	—	—	—	1,760	19.36%
Repo 12% Notes due 2018	RUB	1,665	—	—	—	—	—	1,665	19.36%
Other	RUB	100	—	—	—	—	—	100	8.25% - 15%
Total fixed debt		32,215	25,824	41,036	31,036	26,078	80,879	237,070

Weighted average interest rate		8.71%	8.62%	8.61%	8.46%	8.29%	7.97%	8.44%

        We would have experienced an additional interest expense of approximately RUB 302.6 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2014. The average rates of EUR and USD for the year 2014 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2014, ranged from 75.00% to 98.00% of the notional amount. As of December 31, 2014, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 17 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2014
		(amounts in millions of Rubles)
Variable-to-fixed Interest Rate Swap Agreements
Swap agreement with VTB to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	2,000	4.8
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	7,000	(8.2)
Swap agreement with BNP Paribas to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	5,000	(27.3)
Swap agreements with Rosbank to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	3,000	2.9

        As of December 31, 2014, approximately 0.12% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations.

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

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2014
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 7.3675% to 7.3775% and receive a variable interest rate of 6m LIBOR	September 2020	11,252	5,329
Swap agreements with Merill Lynch to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	4,180	1,997
Swap agreements with Sberbank to pay a fixed rates of 7.0950% and receive a variable interest rate of 6m LIBOR	September 2020	4,219	1,812
Swap agreements with Rosbank to pay a fixed rates of 7.253% to 7.2575% and receive a variable interest rate of 6m LIBOR	September 2020	14,065	6,383
Swap agreements with Barclays Bank to pay a fixed rates of 8.12% to 8.295% and receive a variable interest rate of 6m LIBOR	June 2019	11,252	4,361
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	1,406	542
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	4,219	1,512

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2010	31.78	28.93	30.37	30.48
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2014	35.73	33.84
August 2014	36.93	35.44
September 2014	39.39	36.80
October 2014	43.39	39.38
November 2014	49.32	41.96
December 2014	67.79	49.32
January 2015	68.93	56.24
February 2015	69.66	60.71
March 2015	62.68	56.43

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 18, 2015 was 50.52 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2010	8.01	7.89	7.94	7.96
2011	7.99	7.93	7.97	7.99
2012	7.99	7.98	7.99	7.99
2013	7.99	7.99	7.99	7.99
2014	15.85	7.99	12.19	15.77

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2014	12.10	11.64
August 2014	13.89	11.96
September 2014	13.60	12.53
October 2014	12.97	12.93
November 2014	15.77	12.95
December 2014	15.85	14.97
January 2015	16.16	15.75
February 2015	30.01	16.15
March 2015	27.76	21.55

Source: National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 20, 2015 was 21.05 hryvnias per U.S. dollar.

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

        We would experience a currency exchange loss of RUB 28,980 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to U.S. dollar exchange rate at December 31, 2014. We would experience a currency exchange gain of RUB 4,767 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2014. We are unable to estimate future loss of earnings as a result of such changes.

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
• depositary or its custodian's compliance with applicable law, rule or regulation;
• stock transfer or other taxes and other governmental charges;
• cable, telex, facsimile transmission or delivery charges;

Category	Depositary Actions	Associated Fee

•

if applicable, transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities) ;

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

(a)
Disclosure Controls and Procedures.

        As of the end of the period covered by this Annual Report on Form 20- F, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2014, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2014 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS, who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year-ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of OJSC Mobile TeleSystems:

        We have audited the internal control over financial reporting of Mobile TeleSystems OJSC and subsidiaries (the "Group") as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 and our report dated March 27, 2015 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 27, 2015

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

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2013 and 2014, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2013 and 2014, respectively.

	Year ended December 31,
	2014	2013
	(in thousands of Russian rubles)
Audit Fees	116,960	130,196
Audit-Related Fees	11,106	3,460
Tax Fees	750	1,098
All Other Fees	—	949

Total	128,816	135,703

Audit Fees

        The Audit Fees for the years ended December 31, 2014 and 2013 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits. In the year ended December 31, 2013 there were services associated with the documents issued in connection with securities offerings. Integrated audits include all services necessary to form an opinion on our consolidated financial statements and to report on our internal controls over financial reporting.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2014 and 2013 mainly included fees for agreed-upon procedures related to audited financial statements and procedures to support ongoing investigations related to our former subsidiary in Uzbekistan, Uzdunrobita.

Tax Fees

        The Tax Fees for the years ended December 31, 2014 and 2013, respectively, include the fees principally related to tax compliance services.

All Other Fees

        All Other Fees for the year ended December 31, 2014, primarily relate to a seminar on corporate governance and quality review of segregation of duties for purchasing cycle in MTS Ukraine. No such services were provided during the year ended December 31, 2014.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2014.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any ADSs in the years ended December 31, 2012, 2013 and 2014.

        A total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million ($70,000 as of March 31, 2011) during 2011 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. See "Item 3. Key information—A. Selected Financial Data." These shares were sold pursuant to the requirements of applicable Russian legislation in 2012.

        A total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million during 2013 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. These shares were sold pursuant to the requirements of applicable Russian legislation in March 2014.

        A total of 9,935 MTS ordinary shares representing 0.0005% of our issued share capital were repurchased for RUB 2.1 million in August 2014 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012:
Consolidated statements of financial position as of December 31, 2014 and 2013	F-2 - F-3
Consolidated statements of operations and comprehensive income for the years ended December 31, 2014, 2013 and 2012	F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2014, 2013 and 2012	F-5
Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012	F-6 - F-7
Notes to the consolidated financial statements	F-8 - F-74

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems OJSC, restated version No. 11, as approved by the General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 25, 2013 (English translation) is incorporated herein by reference to Exhibit 1.1 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.*
1.2
Revision and Addition to the Charter of Mobile TeleSystems OJSC (Version No. 11), as approved by the resolution of the Board of Directors of Mobile TeleSystems OJSC held on October 24, 2014 (English translation).
1.3
Alterations and Amendments to the Charter of Mobile TeleSystems OJSC, as approved by the Extraordinary General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 24, 2013 (English translation).
1.4
Code of Corporate Conduct and Business Ethics of Mobile TeleSystems OJSC approved by the Board of Directors of Mobile TeleSystems OJSC on February 13, 2014 is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.4	MTS Ukraine License No. 720189 for provision of communication services using the NMT-450, GSM-900, PSN and DCS-1800 networks (English translation) is incorporated herein by reference to Exhibit 4.54 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.5
MTS Ukraine License No. 120375 for provision of communication services using the CDMA-450 network (English translation) is incorporated herein by reference to Exhibit 4.55 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006, on Form 20-F.
4.6
MTS License No. 97617 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.23 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.7
MTS License No. 99903for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.24 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.8
MTS License No. 96039 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.25 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012, on Form 20-F.
4.9
MTS License No. 765 for provision of mobile radiotelephone communication services in the 900/1800 MHz band in the territory of the Armenia Republic (English translation) is incorporated herein by reference to Exhibit 4.50 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, on Form 20-F.
4.10
MTS License No. 94560 for provision of leased communications circuits services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.35 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011, on Form 20-F.
4.11
MTS Ukraine License No. 546038 for provision of mobile communication services with the right for telecommunication networks maintenance and operation and for telecommunication channels leasing throughout Ukraine (English translation) is incorporated herein by reference to Exhibit 4.33 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.12
MTS Ukraine License No. 269377 for provision of mobile communication services with the right for telecommunication networks maintenance and operation and for telecommunication channels leasing throughout Ukraine (English translation) is incorporated herein by reference to Exhibit 4.34 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.13	MTS Ukraine License No. 286185 for construction and maintenance of communication networks with movable facilities and provision of services of network usage in Ukraine (English translation) is incorporated herein by reference to Exhibit 4.35 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.14
MTS License No. 92135 for provision of local telephone communication services using payphones in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.37 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.15
MTS License No. 94369 for provision of local telephone communication services using payphones in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.38 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.16
MTS License No. 105546 for provision of telecommunication services for provision of communication channels in the territory of Ingushetia Republic, Kabardino-Balkar Republic, Karachaevo-Cherkesia Republic and Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.40 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.17
MTS License No. 105547 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Buryatiya Republic (English translation) is incorporated herein by reference to Exhibit 4.41 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.18
MTS License No. 105548 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Saratov region (English translation) is incorporated herein by reference to Exhibit 4.42 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.19
MTS License No. 105966 for provision of mobile radiotelephone communication services in the territory of Belgorod Region, Bryansk Region, Vladimir Region, Voronezh Region, Ivanovo Region, Kaluga Region, Kostroma Region, Kursk Region, Lipetsk Region, Nizhny Novgorod Region, Orel Region, Ryazan Region, Smolensk Region, Tambov Region, Tver Region, Tula region and Yaroslavl region (English translation) is incorporated herein by reference to Exhibit 4.43 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.20	MTS License No. 105967 for provision of mobile radiotelephone communication services in the territory of Buryatiya Republic, Sakha Republic (Yakutia), Trans-Baikal territory, Kamchatka region, Primorsky region, Khabarovsk region, Amur region, Irkutsk region, Magadan region, Sakhalin region, Jewish Autonomous Region, Chukotsk Autonomous region and provision of mobile radiotelephone communication services (IMT-2000/UMTS) in the territory of the Khabarovsk region (English translation) is incorporated herein by reference to Exhibit 4.44 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.21
MTS License No. 105968 for provision of mobile radiotelephone communication services in the territory of Udmurt Republic, Perm Region, Kirov Region, Kurgan Region, Orenburg Region, Sverdlovsk Region, Tyumen Region, Chelyabinsk Region, Khanty Mansiysk Autonomous region-Yugra and Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.45 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.22
MTS License No. 105969 for provision of mobile radiotelephone communication services of land mobile radio communication network GSM-900/1800 and IMT-2000/UMTS (radiofrequency 890-915 MHz, 935-960 MHz, 1710- 1785 MHz, 1805-1880 MHz) in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.46 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.23
MTS License No. 105970 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Karelia Republic, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Leningrad Region, Murmansk Region, Nizhny Novgorod Region, Pskov Region, St. Petersburg and Nenets Autonomous District region (English translation) is incorporated herein by reference to Exhibit 4.47 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.24
MTS License No. 105971 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Adygeya Republic (English translation) is incorporated herein by reference to Exhibit 4.48 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.25
MTS License No. 108058 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.49 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.26
MTS License No. 108059 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.50 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.27	MTS License No. 108060 for provision of telecommunication services for provision of communication channels in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.51 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.28
MTS License No. 108061 for provision of telecommunication services for provision of communication channels in the territory of the Kalmykia Republic and Severnaya Osetia-Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.52 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.29
MTS License No. 108062 for provision of telecommunication services for provision of communication channels in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.53 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.30
MTS License No. 108063 for provision of telecommunication services for provision of communication channels in the territory of the Republic of Bashkortostan (English translation) is incorporated herein by reference to Exhibit 4.54 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.31
MTS License No. 108064 for provision of telecommunication services for provision of communication channels in the territory of the Kemerovo region and Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.55 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.32
MTS License No. 108065 for provision of telematic communication services in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.56 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.33
MTS License No. 108069 for provision of local telephone communication services using payphones in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.57 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.34
MTS License No. 108752 for provision of data communication services for the purposes of voice data communication in the territory of the Sverdlovsk region and Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.59 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.35
MTS License No. 108753 for provision of data communication services for the purposes of voice data communication in the territory of the Nenets Autonomous District (English translation) is incorporated herein by reference to Exhibit 4.60 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.36	MTS License No. 108754 for provision of data communication services for the purposes of voice data communication in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.61 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.37
MTS License No. 108755 for provision of data communication services for the purposes of voice data communication in the territory of the Vladimir region and Ryazan region (English translation) is incorporated herein by reference to Exhibit 4.62 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.38
MTS License No. 108756 for provision of data communication services for the purposes of voice data communication in the territory of the Jewish Autonomous region and Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.63 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.39
MTS License No. 109133 for provision of intra-zone telephone communication services in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.64 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.40
MTS License No. 109136 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.65 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.41
MTS License No. 109138 for provision of fixed line network mobile radio communication services in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.66 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.42
MTS License No. 109139 for provision of data communication services for the purposes of voice data communication in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.67 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.43
MTS License No. 109413 for provision of mobile radiotelephone communication services (IMT-MC-450) in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.68 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.44	MTS License No. 109493 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.69 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.45
MTS License No. 109494 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Mari-El Republic (English translation) is incorporated herein by reference to Exhibit 4.70 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.46
MTS License No. 110499 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.71 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.47
MTS License No. 110698 for provision of air broadcasting communication services (2,500-2,700 MHz) in the territory of Nizhny Novgorod (English translation) is incorporated herein by reference to Exhibit 4.73 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.48
MTS License No. 110704 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.76 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.49
MTS License No. 110707 for provision of intra-zone telephone communication services in the territory of the Perm region (English translation) is incorporated herein by reference to Exhibit 4.78 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.50
MTS License No. 110710 for provision of intra-zone telephone communication services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.80 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.51
MTS License No. 110711 for provision of intra-zone telephone communication services in the territory of the Chelyabinsk region (English translation) is incorporated herein by reference to Exhibit 4.81 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.52	MTS License No. 110713 for provision of intra-zone telephone communication services in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.82 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.53
MTS License No. 110716 for provision of data communication services for the purposes of voice data communication in the territory of the Perm region (English translation) is incorporated herein by reference to Exhibit 4.83 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.54
MTS License No. 110717 for provision of data communication services for the purposes of voice data communication in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.84 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.55
MTS License No. 110718 for provision of fixed line mobile radio communication services in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.85 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.56
MTS License No. 110719 for provision of air broadcasting communication services (2,500-2,700 MHz,24 frequency channels) in the territory of Ivanovo (English translation) is incorporated herein by reference to Exhibit 4.86 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.57
MTS License No. 110721 for provision of public network mobile radio communication services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.87 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.58
MTS License No. 110724 for provision of air broadcasting communication services (2,500-2,700 MHz, not more than 21 frequency channel) in the territory of Kaluga (English translation) is incorporated herein by reference to Exhibit 4.88 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.59
MTS License No. 110729 for provision of data communication services for the purposes of voice data communication in the territory of the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.90 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.60
MTS License No. 110736 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.92 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.61	MTS License No. 110738 for provision of air broadcasting communication services (2,500-2,700 MHz, not more than 18 frequency channels) in the territory of Izhevsk, the Udmurt Republic (English translation) is incorporated herein by reference to Exhibit 4.93 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.62
MTS License No. 110743 for provision of local telephone services using public access in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.98 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.63
MTS License No. 110744 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.99 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.64
MTS License No. 110748 for provision of data communication services for the purposes of voice data communication in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.100 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.65
MTS License No. 110869 for provision of intra-zone telephone communication services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.101 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.66
MTS License No. 110870 for provision of intra-zone telephone communication services in the territory of the Severnaya Osetia-Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.102 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.67
MTS License No. 110871 for provision of intra-zone telephone communication services in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.103 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.68
MTS License No. 110872 for provision of telecommunication services for provision of communication channels in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.104 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.69
MTS License No. 111594 for provision of telematic communication services in the territory of the Khanty-Mansiysk Autonomous District-Yugra (English translation) is incorporated herein by reference to Exhibit 4.106 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.70	MTS License No. 111595 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.107 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.71
MTS License No. 111596 for provision of telecommunication services for provision of communication channels in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.108 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.72
MTS License No. 111597 for provision of cable casting communication services in the territory of the Khanty Mansiysk Autonomous region-Yugra (English translation) is incorporated herein by reference to Exhibit 4.109 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.73
MTS License No. 111800 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.110 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.74
MTS License No. 111801 for provision of mobile radiotelephone communication services (GSM-900) in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.111 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.75
MTS License No. 111802 for provision of telecommunication services for provision of communication channels in the territory of Komi Republic, Kostroma Region, Moscow Region, Tver Region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.112 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.76
MTS License No. 111816 for provision of telecommunication services for provision of communication channels in the territory of: Moscow Region, Moscow (English translation) is incorporated herein by reference to Exhibit 4.113 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.77
MTS License No. 112544 for provision of air broadcasting communication services in the territory of Yekaterinburg (English translation) is incorporated herein by reference to Exhibit 4.115 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.78
MTS License No. 112630 for provision of mobile wireless communication services in the territory of the Moscow Region; Moscow (English translation) is incorporated herein by reference to Exhibit 4.116 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.79	MTS License No. 112865 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow (English translation) is incorporated herein by reference to Exhibit 4.117 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.80
MTS License No. 113017 for provision of air broadcasting communication services in the territory of Rostov-on-Don city (English translation) is incorporated herein by reference to Exhibit 4.118 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.81
MTS License No. 113535 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Kabardino-Balkar Republic (English translation) is incorporated herein by reference to Exhibit 4.119 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.82
MTS License No. 113536 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.120 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.83
MTS License No. 113537 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Moldovia Republic (English translation) is incorporated herein by reference to Exhibit 4.121 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.84
MTS License No. 113538 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Kalmykia Republic (English translation) is incorporated herein by reference to Exhibit 4.122 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.85
MTS License No. 113539 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Chuvashia Republic (English translation) is incorporated herein by reference to Exhibit 4.123 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.86
MTS License No. 113540 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Dagestan Republic (English translation) is incorporated herein by reference to Exhibit 4.124 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.87
MTS License No. 113541 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Ingushetia Republic (English translation) is incorporated herein by reference to Exhibit 4.125 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.88	MTS License No. 113542 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.126 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.89
MTS License No. 113543 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.127 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.90
MTS License No. 113544 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Stavropol region (English translation) is incorporated herein by reference to Exhibit 4.128 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.91
MTS License No. 113545 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Karachaevo-Cherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.129 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.92
MTS License No. 113546 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.130 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.93
MTS License No. 113547 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.131 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.94
MTS License No. 114619 for provision of air broadcasting communication services in the territory of Norilsk (2,500 - 2,700 MHz, 12 channels), Dudinka (2,500 - 2,700 MHz, 12 channels) (English translation) is incorporated herein by reference to Exhibit 4.132 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.95
MTS License No. 114620 for provision of intra-zone telephone communication services in the territory of the Astrakhan region (English translation) is incorporated herein by reference to Exhibit 4.133 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.96
MTS License No. 114621 for provision of intra-zone telephone communication services in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.134 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.97	MTS License No. 114622 for provision of intra-zone telephone communication services in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.135 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.98
MTS License No. 114623 for provision of intra-zone telephone communication services in the territory of the Vologda Region. (English translation) is incorporated herein by reference to Exhibit 4.136 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.99
MTS License No. 114624 for provision of intra-zone telephone communication services in the territory of the Kaliningrad region (English translation) is incorporated herein by reference to Exhibit 4.137 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.100
MTS License No. 114625 for provision of intra-zone telephone communication services in the territory of the Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.138 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.101
MTS License No. 114626 for provision of intra-zone telephone communication services in the territory of the St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.139 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.102
MTS License No. 114627 for provision of intra-zone telephone communication services in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.140 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.103
MTS License No. 114628 for provision of intra-zone telephone communication services in the territory of the Karelia Republic (English translation) is incorporated herein by reference to Exhibit 4.141 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.104
MTS License No. 114629 for provision of intra-zone telephone communication services in the territory of the Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.142 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.105
MTS License No. 114630 for provision of air broadcasting communication services in the territory of Tver, the Tver region (2,500 - 2,700 MHz, not more than 24 frequency channels) (English translation) is incorporated herein by reference to Exhibit 4.143 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.106	MTS License No. 115176 for provision of intra-zone telephone communication services in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.144 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.107
MTS License No. 116023 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.147 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.108
MTS License No. 116564 for provision of fixed line network mobile radio communication services in the territory of the Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.148 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20 F.
4.109
MTS License No. 117190 for provision of air broadcasting communication services in the territory of Taganrog, the Rostov region (2,500 - 2,700 MHz, not more than 12 frequency channels) (English translation) is incorporated herein by reference to Exhibit 4.149 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.110
MTS License No. 117814 for provision of intra-zone telephone communication services in the territory of the Kurgan region (English translation) is incorporated herein by reference to Exhibit 4.150 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.111
MTS License No. 117815 for provision of data communication services for the purposes of voice data communication in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.151 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.112
MTS License No. 117816 for provision of data communication services for the purposes of voice data communication in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.152 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.113
MTS License No. 117817 for provision of data communication services for the purposes of voice data communication in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.153 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.114
MTS License No. 117818 for provision of data communication services for the purposes of voice data communication in the territory of the Leningrad region (English translation) is incorporated herein by reference to Exhibit 4.154 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.115	MTS License No. 117819 for provision of data communication services for the purposes of voice data communication in the territory of the Nizhny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.155 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.116
MTS License No. 117820 for provision of data communication services for the purposes of voice data communication in the territory of the Omsk region (English translation) is incorporated herein by reference to Exhibit 4.156 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.117
MTS License No. 117821 for provision of data communication services for the purposes of voice data communication in the territory of the Smolensk region (English translation) is incorporated herein by reference to Exhibit 4.157 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.118
MTS License No. 117822 for provision of data communication services for the purposes of voice data communication in the territory of the Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.158 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.119
MTS License No. 117823 for provision of data communication services for the purposes of voice data communication in the territory of the Tula region (English translation) is incorporated herein by reference to Exhibit 4.159 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.120
MTS License No. 117824 for provision of data communication services for the purposes of voice data communication in the territory of the Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.160 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.121
MTS License No. 117825 for provision of data communication services for the purposes of voice data communication in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.161 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.122	MGTS License No. 125852 for provision of cable casting communication services in the territory of Moscow (English translation).
4.123	MGTS License No. 125849 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow region (English translation).
4.124	MTS License No. 122269 for provision of intrazonal telephone communication services in the territory of the Ivanovo region (English translation).
4.125	MTS License No. 123560 for provision of data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation).

Exhibits No.	Description
4.126	MTS License No. 122267 for provision of data transmission services for the purpose of voice transmission in the territory of the Tver region (English translation).
4.127	MTS License No. 123157 for provision of communication services for the purpose of broadcasting in the territory of the certain settlements in the Arkhangelsk region (English translation).
4.128	MTS License No. 124994 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation).
4.129	MTS License No. 120320 for provision of communication services for the purpose of broadcasting in the territory of Severodvinsk, the Arkhangelsk region (English translation).
4.130	MTS License No. 123559 for provision of intrazonal telephone communication services in the territory of the Samara region (English translation).
4.131	MTS License No. 122730 for provision of data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation).
4.132
MTS License No. 124922 for provision of communication services for the purpose of broadcasting in the territory of the Saratov (2,500-2,700 MHz, not more than 24 frequency channels) (English translation).
4.133	MTS License No. 124923 for provision of communication services for the purpose of broadcasting in the territory of the Belgorod (2,500-2,700 MH) (English translation).
4.134	MGTS License No. 125851 for provision of telematic communication services in the territory of Moscow, the Moscow region (English translation).
4.135	MGTS License No. 125850 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation).
4.136
MGTS License No. 125652 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Penza region (English translation).
4.137	MTS License No. 124924 for provision of intrazonal telephone communication services in the territory of the Republic of Tatarstan (Tatarstan) (English translation).
4.138
MGTS License No. 125848 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation).
4.139	MTS License No. 125651 for provision of telematic communication services in the territory of the Penza region (English translation).
4.140	MGTS License No. 125847 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow (English translation).
4.141	MGTS License No. 125853 for provision of cable casting communication services in the territory of the Moscow region (English translation).
4.142
MGTS License No. 125854 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation).

Exhibits No.	Description
4.143	MTS License No. 122731 for provision of data transmission services for the purpose of voice transmission in the territory of the Arkhangelsk region (English translation).
4.144	MTS License No. 122568 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation).
4.145	MTS License No. 122729 for provision of intrazonal telephone communication services in the territory of the Kursk region (English translation).
4.146	MTS License No. 122570 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Rostov region (English translation).
4.147	MTS License No. 123658 for provision of intrazonal telephone communication services (GSM-900/1800 network) in the territory of the Nizny Novgorod region (English translation).
4.148	MTS License No. 122567 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Saratov region (English translation).
4.149	MTS License No. 122569 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Tomsk region (English translation).
4.150	MGTS License No. 124224 for provision of intrazonal telephone communication services in the territory of Moscow, the Moscow region (English translation).
4.151	MTS License No. 123659 for provision of communication services for the purpose of wire broadcasting in the territory of the Nizny Novgorod region (English translation).
4.152
Sputnikovoe TV License No. 123687 for provision of communication services for the purpose of broadcasting in the territory of the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatia Republic, the Dagestan Republic, the Ingushetia Republic, the Kabardino-Balkar Republic, the Kalmykia Republic, the Karachaevo-Cherkesia Republic, the Karelia Republic, the Komi Republic, the Mari-El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia-Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky region, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky region the Stavropol region, the Khabarovsk region, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sakhalin region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, Sevastopol, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the Yamal-Nenetsk Autonomous region (English translation).
4.153	MTS License No. 124558 for provision of communications services for the provision of communication channels in the territory of the Jewish Autonomous region (English translation).

Exhibits No.	Description
4.154	MTS License No. 122552 for provision of mobile radio telephone services in the territory of the Samara region (English translation).
4.155	MTS License No. 122559 for provision of mobile radio telephone services in the territory of the Altai region (English translation).
4.156	MTS License No. 122553 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation).
4.157	MTS License No. 122561 for provision of mobile radio telephone services in the territory of the Mari El Republic (English translation).
4.158	MTS License No. 122554 for provision of mobile radio telephone services in the territory of the Stavropol region (English translation).
4.159	MTS License No. 122565 for provision of mobile radio telephone services in the territory of the Novosibirsk region (English translation).
4.160	MTS License No. 122564 for provision of mobile radio telephone services in the territory of the Omsk region (English translation).
4.161
MTS License No. 122555 for provision of mobile radio telephone services in the territory of the Buryatia Republic, the Sakha Republic (Yakutia), the Zabaykalsky region, the Kamchatka region, the Primorsky region, the Khabarovsk region, the Amur region, the Irkutsk region, the Magadan region, the Sakhalin region, the Jewish Autonomous region, the Yamalo-Nenetsk Autonomous region (English translation).
4.162
MTS License No. 122557 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kostroma region, the Kursk region, the Lipetsk region, the Nizhny Novgorod region, the Orel region, the Ryazan region, the Smolensk region, the Tambov region, the Tver region, the Tula region, the Yaroslavl region (English translation).
4.163	MTS License No. 122560 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnoyarsk region (English translation).
4.164	MTS License No. 122556 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Khakassiya Republic (English translation).
4.165	MTS License No. 122566 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Tatarstan Republic (English translation).
4.166
MTS License No. 122562 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Udmurt Republic; the Perm region, the Kirov region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tyumen region, the Chelyabinsk region, Khanty-Mansiysk Autonomous region, Yamalo Nenetsk Autonomous region (English translation).
4.167
MTS License No. 122192 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Karelia Republic, the Arkhangelsk region, the Vologda region, the Kaliningrad region, the Leningrad region, the Murmansk region, the Novgorod region, the Pskov region, St. Petersburg, the Yamalo Nenetsk Autonomous region (English translation).
4.168	MTS License No. 120614 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of the Adygea Republic (English translation).

Exhibits No.	Description
4.169	MTS License No. 121166 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation).
4.170	MTS License No. 122193 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Komi Republic (English translation).
4.171	MTS License No. 119884 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnodar region (English translation).
4.172	MTS License No. 119985 for provision of communication services for the purpose of broadcasting in the territory of the Chukotsk Autonomous region (English translation).
4.173	MTS License No. 122268 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation).
4.174
MTS License No. 119295 for provision of communication services for the provision of communication channels in the territory of the Belgorod region, the Bryansk region, the Voronezh region, the Kursk region, the Lipetsk region, the Orel region (English translation).
4.175	MTS License No. 120615 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Bashkortostan Republic (English translation).
4.176	Comstar-Regions No. 120413 for provision of communication services for the purpose of wire broadcasting in the territory of the Sverdlovsk region (English translation).
4.177
Sibintertelecom CJSC No. 78664 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Zabaykalsky region (English translation).
4.178	Sibintertelecom CJSC No. 78663 for provision of telematic communications services in the territory of the Zabaykalsky region (English translation).
4.179	MGTS License No. 112630 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation).
4.180	Metro-Telecom License No. 80005 for provision of communication services for the provision of communication channels in the territory of Moscow (English translation).
4.181	Stream LLC License No. 91771 for provision of telematic communications services in the territory of the Russian Federation (English translation).
4.182	Sibintertelecom CJSC License No. 119279 for provision of communication services for the provision of communication channels in the territory of the Zabaykalsky region (English translation).
4.183
MTS License No. 118158 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Zabaykalsky region (English translation).
4.184
MGTS License No. 115208 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation).

Exhibits No.	Description
4.185	Sputnikovoe TV License No. 112799 for provision of communication services for the provision of communication channels in the territory of the of the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatia Republic, the Dagestan Republic, the Ingushetia Republic, the Kabardino-Balkar Republic, the Kalmykia Republic, the Karachaevo-Cherkesia Republic, the Karelia Republic, the Komi Republic, the Mari-El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia-Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky region, the Kamchatka region, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky region the Stavropol region, the Khabarovsk region, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the Yamal-Nenetsk Autonomous region (English translation).
4.186	MGTS License No. 79706 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation).
4.187	MTS License No. 118159 for provision of telematic communication services in the territory of the Zabaykalsky region (English translation).
4.188	Sibintertelecom CJSC License No. 119280 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of Zabaykalsky region (English translation).
4.189	MTS License No. 122558 for provision of mobile radio telephone services (GSM-3 networks) in the territory of the Severnaya Osetia-Alania Republic (English translation).
4.190
UMS License No. AA#0005149 for provision of design, construction, operation and rendering services of local telecommunication network dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).
4.191
UMS License No. AA#0005151 for provision of rendering services of international telecommunication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).
4.192
UMS License No. AA#0005153 for provision of design, construction, operation and rendering services of data transfer network dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).

Exhibits No.	Description
4.193	UMS License No. AA#0005152 for provision of design, construction, operation and rendering services of mobile wireless (cellular) communication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).
4.194
UMS License No. AA#0005150 for provision of design, construction, operation and rendering services of long-distance telecommunication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).
4.195
UMS License No. AA#0005154 for provision of design, construction, operation and rendering services TV broadcasting dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation).
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
101
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2014, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.**

*
Approved General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 25, 2013 and became effective upon registration with the Federal Tax Service on July 10, 2013.

**
The following financial statements from the Annual Report on Form 20-F of Mobile TeleSystems OJSC for the year ended December 31, 2014, formatted in Extensive Business Reporting Language (XBRL): (i) consolidated statements of financial position, (ii) consolidated statements of operations, (iii) consolidated statements of changes in shareholders' equity, (iv) consolidated statements of cash flows and (v) notes to the consolidated financial statements.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2015	MOBILE TELESYSTEMS OJSC
	By:	/s/ Andrey A. Dubovskov
		Name:	Andrey A. Dubovskov
		Title:	President and Chief Executive Officer

OJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

        As of December 31, 2014 and 2013 and
for the Years Ended December 31, 2014, 2013 and 2012

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mobile TeleSystems OJSC:

        We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems OJSC and subsidiaries (the "Group") as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems OJSC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 27, 2015, except for Note 31,
as to which the date is April 21, 2015

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		December 31,
	Note	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	6	61,410	30,612
Short-term investments, including available-for-sale securities at fair value of 576 and 4,154, respectively, and related party amounts of 760 and 9,235, respectively	7	9,849	14,633
Trade receivables, net of allowance for doubtful accounts of 2,165 and 3,753, respectively	8	32,966	34,554
Accounts receivable, related parties	25	4,525	965
Inventory and spare parts	9	7,510	8,498
Prepaid expenses, including related party amounts of 322 and 123, respectively		11,752	9,811
Deferred tax assets	24	11,206	7,933
VAT receivable		8,071	6,651
Assets related to disposal group held for sale	10	2,004	—
Other current assets		2,831	3,019

Total current assets		152,124	116,676

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of 313,623 and 293,389, including advances to related parties of 254 and 367, respectively	11	299,479	270,660
LICENSES, net of accumulated amortization of 5,226 and 3,194, respectively	3, 12	5,498	3,202
GOODWILL	3, 13	36,311	32,704
OTHER INTANGIBLE ASSETS, net of accumulated amortization of 65,785 and 58,153, including advances to related parties of 88 and 232, respectively	3, 14	56,971	38,423
DEBT ISSUANCE COSTS, net of accumulated amortization of 2,336 and 2,375, respectively		1,738	2,023
INVESTMENTS IN AND ADVANCES TO ASSOCIATES	15	16,277	13,393
OTHER INVESTMENTS, including related party amounts of 835 and 743, respectively	16	14,969	4,392
OTHER NON-CURRENT ASSETS, including asset derivatives of 21,944 and 1,837, respectively, and deferred tax assets of 3,610 and 862, respectively	21, 24	25,560	4,051

Total assets		608,927	485,524

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2014 AND 2013

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		December 31,
	Note	2014	2013
CURRENT LIABILITIES:
Accounts payable, related parties	25	4,674	3,315
Trade payables		36,337	23,864
Subscriber prepayments and deposits		19,355	17,884
Debt, current portion	17	19,435	7,564
Notes payable, current portion	17	22,701	17,462
Deferred connection fees, current portion	20	1,677	1,604
Income tax payable		1,427	997
Accrued liabilities	23	27,620	27,674
Liabilities related to disposal group held for sale		227	—
Other payables, including capital lease obligations of 538 and 38, respectively		3,986	1,498

Total current liabilities		137,439	101,862

LONG-TERM LIABILITIES:
Notes payable, net of current portion	17	83,776	85,282
Debt, net of current portion	17	157,084	108,792
Capital lease obligations, net of current portion	18	8,857	10
Deferred connection fees, net of current portion	20	1,760	2,045
Deferred taxes	24	33,278	21,202
Retirement and post-retirement obligations		1,055	1,059
Property, plant and equipment contributions		2,327	2,428
Other long-term liabilities, including asset retirement obligations of 3,022 and 2,743, respectively	19	4,234	3,859

Total long-term liabilities		292,371	224,677

Total liabilities		429,810	326,539

Commitments and contingencies	30
Redeemable noncontrolling interest	27	3,192	2,932
SHAREHOLDERS' EQUITY:
Common stock (2,066,413,562 shares issued as of December 31, 2014 and 2013, 777,396,505 of which are in the form of ADS as of December 31, 2014 and 2013)	26	207	207
Treasury stock (77,501,432 and 77,582,378 common shares at cost as of December 31, 2014 and 2013)		(24,464)	(24,482)
Additional paid-in capital		5,419	3,019
Accumulated other comprehensive loss		(6,294)	(15,030)
Retained earnings		191,081	188,217

Total equity attributable to the Group		165,949	151,931

Nonredeemable noncontrolling interest		9,976	4,122

Total equity		175,925	156,053

Total liabilities and equity		608,927	485,524

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, except share amounts and per share amounts)

		Years ended December 31,
	Note	2014	2013	2012
NET OPERATING REVENUES
Services revenue and connection fees (including related party amounts of 1,372 and 1,113 and 492, respectively)		381,822	371,950	349,338
Sales of handsets and accessories		28,936	26,493	28,902

Total net operating revenues		410,758	398,443	378,240

OPERATING EXPENSES
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of 1,985 and 1,186 and 692, respectively)		89,589	83,777	83,051
Cost of handsets and accessories		25,093	22,636	25,042
General and administrative expenses (including related party amounts of 2,096 and 2,047 and 2,097, respectively)	28	90,971	85,458	77,977
Allowance for doubtful accounts		3,266	3,106	2,606
Sales and marketing expenses (including related party amounts of 1,632 and 1,853 and 1,941, respectively)		21,908	22,861	21,667
Depreciation and amortization expense		74,710	73,253	67,910
Other operating expense / (income) (including related party amounts of (635) and 370 and (116), respectively)		4,468	5,594	6,193
Provision for investment in Delta Bank in Ukraine	5	5,138	—	—
Gain from reentrance into Uzbekistan	4	(6,734)	—	—

Net operating income		102,349	101,758	93,794

CURRENCY EXCHANGE AND TRANSACTION LOSS / (GAIN)		18,024	5,473	(3,952)
OTHER EXPENSES / (INCOME)
Interest income (including related party amounts of 654 and 742 and 172, respectively)		(4,519)	(2,793)	(2,588)
Interest expense, net of capitalized interest (including related party amounts of 41 and nil and 367, respectively)		16,453	15,498	17,673
Equity in net loss / (income) of associates	15	2,880	(2,472)	(869)
Other expenses / (income), net (including gain of (11,087) related to Bitel settlement in 2013)	30	771	(10,636)	688

Total other expenses / (income), net		15,585	(403)	14,904

Income from continuing operations before provision for income taxes		68,740	96,688	82,842

PROVISION FOR INCOME TAXES	24	16,347	19,633	19,384

NET INCOME FROM CONTINUING OPERATIONS		52,393	77,055	63,458

NET INCOME / (LOSS) FROM DISCONTINUED OPERATIONS	4	—	3,733	(32,846)

NET INCOME		52,393	80,788	30,612

LESS: NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST		(571)	(949)	(970)

NET INCOME ATTRIBUTABLE TO THE GROUP		51,822	79,839	29,642

OTHER COMPREHENSIVE INCOME / (LOSS), NET OF TAX
Currency translation adjustment		8,925	(2,877)	(2,211)
Unrealized gain on derivatives, net of tax of (700) and (361) and (64)	21	2,801	1,445	255
Unrecognized actuarial gain / (loss), net of tax of (4) and (46) and 38		14	185	(152)

Other comprehensive income / (loss), net of tax		11,740	(1,247)	(2,108)

TOTAL COMPREHENSIVE INCOME		64,133	79,541	28,504

LESS: TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST		(3,575)	(1,056)	(772)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO THE GROUP		60,558	78,485	27,732

Weighted average number of common shares outstanding, in thousands—basic and diluted		1,988,757	1,988,849	1,988,919
Earnings per share attributable to the Group—basic and diluted, RUB
EPS from continuing operations		26.06	38.27	31.42
EPS from discontinued operations		—	1.88	(16.51)
Total EPS		26.06	40.14	14.90

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, except share amounts)

								Total equity attributable to the Group
	Common stock		Treasury stock			Accumulated other comprehensive loss			Non- redeemable noncontrolling interest
					Additional paid-in capital		Retained earnings			Total equity	Redeemable noncontrolling interest
	Shares	Amount	Shares	Amount
Balances at January 1, 2012	2,066,413,562	207	(77,496,725)	(24,462)	110	(11,766)	148,019	112,108	2,852	114,960	2,595

Net income	—	—	—	—	—	—	29,642	29,642	694	30,336	276
Other comprehensive (loss) / income, net of tax	—	—	—	—	—	(1,910)	—	(1,910)	41	(1,869)	(239)
Dividends declared by MTS	—	—	—	—	—	—	(29,257)	(29,257)	—	(29,257)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(367)
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(33)	(33)	—	(33)	33
Sale of own stock	—	—	2,340	0	—	—	—	0	—	0	—
Repurchase of own shares by MGTS	—	—	—	—	57	—	—	57	(319)	(262)	—
Disposal of Stream (Note 3)	—	—	—	—	116	—	—	116	—	116	—

Balances at December 31, 2012	2,066,413,562	207	(77,494,385)	(24,462)	283	(13,676)	148,371	110,723	3,268	113,991	2,298

Net income	—	—	—	—	—	—	79,839	79,839	693	80,532	256
Other comprehensive (loss) / income, net of tax	—	—	—	—	—	(1,354)	—	(1,354)	10	(1,344)	97
Issuance of stock options (Note 2)	—	—	—	—	94	—	—	94	—	94	—
Dividends declared by MTS	—	—	—	—	—	—	(39,419)	(39,419)	—	(39,419)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(293)
Acquisition of own stock	—	—	(90,881)	(20)	—	—	—	(20)	—	(20)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(574)	(574)	—	(574)	574
Sale of own stock	—	—	2,888	0	1	—	—	1	—	1	—
Disposal of Business-Nedvizhimost (Note 3)	—	—	—	—	2,641	—	—	2,641	151	2,792	—

Balances at December 31, 2013	2,066,413,562	207	(77,582,378)	(24,482)	3,019	(15,030)	188,217	151,931	4,122	156,053	2,932

Net income	—	—	—	—	—	—	51,822	51,822	190	52,012	381
Other comprehensive income, net of tax	—	—	—	—	—	8,736	—	8,736	2,312	11,048	692
Issuance of stock options (Note 2)	—	—	—	—	167	—	—	167	—	167	—
Dividends declared by MTS	—	—	—	—	—	—	(49,325)	(49,325)	—	(49,325)	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(357)	(357)	(249)
Sale of own shares	—	—	90,881	20	4	—	—	24	—	24	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	564	564	—	564	(564)
Consolidation of UMS (Note 4)	—	—	—	—	—	—	—	—	3,565	3,565	—
Acquisition of own stock	—	—	(9,935)	(2)	—	—	—	(2)	—	(2)	—
Investments in shares of entities under common control	—	—	—	—	(354)	—	(245)	(599)	(3)	(602)	—
Sale of building to Sistema (Note 25)	—	—	—	—	232	—	—	232	13	245	—
Disposal of Business-Nedvizhimost (Note 25)	—	—	—	—	2,351	—	—	2,351	134	2,485	—
Other	—	—	—	—	—	—	48	48	—	48	—

Balances at December 31, 2014	2,066,413,562	207	(77,501,432)	(24,464)	5,419	(6,294)	191,081	165,949	9,976	175,925	3,192

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles)

	Years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	52,393	80,788	30,612
Net (income) / loss from discontinued operations	—	(3,733)	32,846

Net income from continuing operations	52,393	77,055	63,458

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,710	73,253	67,910
Non-cash gain from reentrance into Uzbekistan	(6,724)	—	—
Non-cash provision for investment in Delta Bank in Ukraine	5,061	—	—
Currency exchange and transaction loss / (gain)	18,024	5,473	(3,952)
Debt issuance cost amortization	645	784	952
Amortization of deferred connection fees	(1,912)	(1,921)	(2,287)
Equity in net loss/(income) of associates	2,880	(2,472)	(869)
Allowance for doubtful accounts	3,266	3,106	2,606
Inventory obsolescence expense	357	660	759
Deferred tax expense	6,540	9,671	3,290
Other non-cash items	328	(192)	461
Changes in operating assets and liabilities:
Decrease / (increase) in trade receivables	4,466	(3,474)	(8,489)
Decrease / (increase) in inventory and spare parts	731	(592)	(61)
Decrease / (increase) in prepaid expenses and other current assets	777	(2,966)	(727)
(Increase) / decrease in VAT receivable	(1,058)	(1,190)	673
(Decrease) / increase in trade payables, accrued liabilities and other current liabilities	(3,616)	8,136	9,365
(Decrease) / increase in liability for Bitel	—	(7,238)	241
Dividends received	2,650	1,831	1,526

Net cash provided by operating activities—continuing operations	159,518	159,924	134,856
Net cash used in operating activities—discontinued operations	—	(547)	(2,733)

NET CASH PROVIDED BY OPERATING ACTIVITES	159,518	159,377	132,123

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(2,755)	—	(1,937)
Purchases of property, plant and equipment	(74,243)	(67,146)	(79,836)
Purchases of intangible assets	(18,356)	(14,429)	(7,947)
Proceeds from sale of property, plant and equipment	619	418	395
Purchases of short-term investments	(35,923)	(37,623)	(33,474)
Proceeds from sale of short-term investments	47,619	27,785	31,548
Purchase of other investments	(34,613)	(703)	(2,100)
Proceeds from sales of other investments	19,831	—	2,029
Investments in and advances to associates	(7,767)	(5,088)	—

Net cash used in investing activities—continuing operations	(105,588)	(96,786)	(91,322)
Net cash provided by / (used in) investing activities—discontinued operations	—	115	(2,045)

NET CASH USED IN INVESTING ACTIVITIES	(105,588)	(96,671)	(93,367)

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles)

	Years ended December 31,
	2014	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from entities under common control and noncontrolling interests	(26)	—	(261)
Contingent consideration paid on acquisition of subsidiaries	—	—	(20)
Proceeds from issuance of notes	2	25,651	—
Repayment of notes	(23,152)	(6,195)	(25,561)
Notes and debt issuance cost	(360)	(193)	—
Reimbursement of debt issuance cost	—	959	—
Capital lease obligation principal paid	(227)	(202)	(213)
Dividends paid	(49,921)	(39,706)	(29,626)
Proceeds on disposal of Business-Nedvizhimost, net of cash disposed	—	3,068	—
Cash on sale of building to Sistema	508	—	—
Cash deconsolidated on the loss of control over Stream	—	—	(227)
Proceeds from loans	69,421	353	17,955
Loan principal paid	(29,437)	(38,996)	(37,394)
Other financing activities	21	116	1

Net cash used in financing activities—continuing operations	(33,171)	(55,145)	(75,346)

NET CASH USED IN FINANCING ACTIVITIES	(33,171)	(55,145)	(75,346)

Effect of exchange rate changes on cash and cash equivalents	10,195	1,037	(985)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	30,954	8,598	(37,575)
CASH AND CASH EQUIVALENTS, beginning of the year	30,612	22,014	59,589

CASH AND CASH EQUIVALENTS, end of the year	61,566	30,612	22,014
Less: cash and cash equivalents from discontinued operations, end of the year	—	—	(411)
CASH AND CASH EQUIVALENTS from continuing operations, end of the year	61,566	30,612	21,603

Less: cash and cash equivalents within disposal group held for sale	(156)	—	—

CASH AND CASH EQUIVALENTS, end of the year	61,410	30,612	21,603

SUPPLEMENTAL INFORMATION:
Income taxes paid	9,906	11,590	17,050
Interest paid	17,134	15,979	19,104
Non-cash investing and financing activities:
Amounts owed for capital expenditures	21,935	3,908	3,502
Payables related to business acquisitions	99	11	277
Capital lease obligations	9,395	48	212

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Turkmenistan, Uzbekistan and Armenia.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        As of December 31, 2014 and 2013, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method
		2014	2013
MTS Turkmenistan	Consolidated	100.0%	100.0%
MTS Bermuda(1)	Consolidated	100.0%	100.0%
MTS Finance	Consolidated	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%
RTC	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
TVT(2)	Consolidated	—	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Sistema Telecom(2)	Consolidated	—	100.0%
Elf Group(2)	Consolidated	—	100.0%
Intercom(2)	Consolidated	—	100.0%
Zheleznogorsk City Telephone Communications ("ZhelGorTeleCom")(2)	Consolidated	—	100.0%
Pilot(2)	Consolidated	—	100.0%
TVKiK(2)	Consolidated	—	100.0%
Dega	Consolidated	100.0%	100.0%
SMARTS	Consolidated	100.0%	—
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS	Consolidated	94.6%	94.6%
K-Telecom	Consolidated	80.0%	80.0%
UMS	Consolidated	50.01%	—
MTS International Funding Limited ("MTS International")	Consolidated	VIE	VIE
Intellect Telecom	Equity	47.3%	47.3%
Stream	Equity	45.0%	45.0%
MTS Belarus	Equity	49.0%	49.0%
MTS Bank	Equity	27.0%	26.3%
OZON Holdings Limited	Equity	10.8%	—

(1)
A wholly-owned subsidiary established to repurchase the Group's ADSs.

(2)
Merged with MTS OJSC on October 1, 2014.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        The Group consolidates MTS International, a private company organized and existing as a private limited company under the laws of Ireland, which qualifies as a variable interest entity under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, Consolidation.

        The Group is the primary beneficiary of MTS International. MTS International was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively (Note 17). In 2014 the Group repurchased Notes due in 2020 and 2023 with a nominal value of $126.9 million (RUB 5,043 million) and $21.5 million (RUB 781 million), respectively. The notes are guaranteed by MTS OJSC in the event of default. While the Group does not hold any equity in MTS International, it has concluded that it is the primary beneficiary by virtue of the fact that it has the power to direct the activities of MTS International that most significantly impact its performance and by virtue of the guarantee that exists which means the Group has the obligation to absorb losses of MTS International that could potentially be significant to MTS International.

        The table below summarizes the assets and liabilities of MTS International as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Cash and cash equivalents	3	1
Intercompany receivable from MTS OJSC(1)	70,535	41,035

Total assets	70,538	41,036

Interest payable(2)	212	123
Notes payable due 2020 and 2023(3)	70,323	40,912
Other payables	3	1

Total liabilities	70,538	41,036

(1)
Eliminated in the Group consolidated statements of financial position.

(2)
Relates to MTS International Notes due 2020 and 2023, thereof RUB 187 million and RUB 123 million are included in accrued liabilities in the Group consolidated statements of financial position as of December 31, 2014 and 2013, respectively.

(3)
RUB 61,977 million and RUB 40,912 million are included in notes payable, net of current portion, in the Group consolidated statements of financial position as of December 31, 2014 and 2013, respectively (Note 17).

        The MTS International Notes due 2020 and 2023 and related interest payable are fully covered by intercompany receivables from MTS OJSC. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Such costs for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 4,080 million, RUB 2,535 million and RUB 2,011 million,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

respectively, and were included in interest expense reported by the Group in the consolidated statements of operations and comprehensive income.

        Functional currency translation methodology—As of December 31, 2014, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, MTS Finance, Dega and MTS International—the Russian Ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian Hryvna;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

  •
  For K-Telecom—the Armenian Dram;

  •
  For UMS—the US Dollar;

  •
  For MTS Belarus—the Russian Ruble.

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

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars at the period-end exchange rate set by local central banks. Subsequently U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of accumulated other comprehensive income in the consolidated statements of financial position.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

tax benefits, the recoverability of investments and the valuation of goodwill, intangible assets, other long-lived assets, redeemable noncontrolling interest, certain accrued liabilities and financial instruments.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months. The carrying value of these investments approximates their fair value.

        Short-term investments—Short-term investments mainly represent investments in loans, time deposits, which have original maturities in excess of three months and are repayable in less than twelve months, as well as investments in a mutual investment fund and debt securities. The investment in the mutual investment fund and debt securities were classified as available for sale and carried at fair value with unrealized gains and losses recorded as part of other comprehensive income. Deposits and loans are carried at amortized cost (Note 7).

        Other investments—Other investments consist primarily of long-term deposits, which are repayable in more than a year, loans and equity holdings in private companies. Deposits and loans are classified as held to maturity and carried at amortized cost. The Group reviews these investments for indicators of impairment on a regular basis. Investments in shares of companies over which the Group has no significant influence are carried at cost. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

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

        Allowance for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review with respect to the recoverability of trade receivables, advances given, loans and other receivables. Such allowance reflects specific cases, collection trends or estimates based on evidence of collectability. For changes in the allowance for doubtful accounts receivable see Note 8.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        Uncertain tax positions are recognized in the consolidated financial statements for positions which are considered more likely than not of being sustained based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the consolidated financial statements is based upon the largest amount of tax benefit that, in management's judgment, is more than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

        The Group recognizes interest and penalties related to unrecognized tax benefits within income taxes.

        Assets held for sale—The Group classifies assets and liabilities as held for sale when all the following conditions have been met: (i) management having the authority to approve the action, commits to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale is probable and transfer of the assets (disposal group) is expected to qualify for recognition as a completed sale, within one year; (v) the asset (the disposal group) is being marketed at a reasonable price; and (vi) it is unlikely that the plan will be changed significantly or withdrawn. Held for sale assets are measured at the lower of carrying amount or fair value less cost to sell.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        Goodwill—For acquisitions before January 1, 2009 goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets acquired in business combinations and is not amortized. For acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with FASB ASC 350, Intangibles—Goodwill and Other, and comparing the carrying amount of the reporting unit to its fair value. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. During the year ended December 31, 2012 the Group recognized goodwill impairment in amount of RUB 3,523 million related to Uzdunrobita litigation (Note 4) which is included in net income / (loss) from discontinued operations in the consolidated statements of operations and comprehensive income.

        Impairment of long-lived assets—The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Group compares undiscounted net cash flows estimated to be generated by those assets to their carrying amount. When the undiscounted cash flows are less than the carrying amounts of the assets, the Group records impairment losses to write the assets down to fair value, measured by estimating the discounted net future cash flows expected to be generated from the use of the assets. None of the Group's long-lived assets were impaired in 2014 and 2013. An impairment loss in the amount of RUB 16,514 million for the year ended December 31, 2012 was recognized by the Group subsidiaries in Uzbekistan as a result of the events described in Note 4 and included in net income / (loss) from discontinued operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services ("connection fees") are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	1 year - 12.5 years
Residential wireline voice phone subscribers	15 years
Residential subscribers of broadband internet service	1 year
Other fixed line subscribers	3 - 5 years

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

        Revenue from regulated tariff services represented approximately 5.2%, 5.7% and 6.5% of the consolidated revenue for the years ended December 31, 2014, 2013 and 2012, respectively. This does not include revenue attributable to discontinued operations (Note 4).

        Leasing arrangements—The Group classifies lease arrangements as capital or operating leases depending on their nature. Rentals payable under operating leases are charged to the statement of operations and comprehensive income on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is recognised as an asset and a liability in the statement of financial position.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

from a customer is allocated between the deliverables based on their standalone value on the market, which is deemed to be a vendor-specific objective evidence of selling price. Revenue on the devices sales is recognized at the moment of their sale, and the revenue on provision of free telecommunication services is deferred and recognized in line with their consumption by a subscriber. Revenue generated from multiple-element arrangements in the amount of RUB 961 million and RUB 3,276 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2014 and 2013, respectively. The amount recognized for the year ended December 31, 2012 was not significant. The Group's multiple-element arrangements stipulate no performance-, cancellation-, termination- and refund-type provisions.

        Prepaid cards—The Group sells prepaid cards to subscribers separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as customer advances. These cards allow subscribers to make a predetermined allotment of wireless phone calls and / or take advantage of other services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer, whereby the customer uses the airtime or the card expires.

        Roaming discounts—The Group enters into roaming discount agreements with a number of wireless operators. According to the terms of the agreements the Group is obliged to provide and entitled to receive a discount that is generally dependent on the volume of inter operator roaming traffic. The Group accounts for discounts received from and granted to roaming partners in accordance with FASB ASC 650, Revenue Recognition. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available information.

        The Group accounts for discounts received as a reduction of roaming expenses and discounts granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in its consolidated statements of financial position.

        Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers' commissions and advertising costs. Dealers' commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. The Group expenses these costs as incurred. Advertising costs for the years ended December 31, 2014, 2013 and 2012, were RUB 8,313 million, RUB 8,463 million and RUB 7,908 million, respectively.

        Retirement benefit and social security costs—The Group contributes to the local state pension and social funds on behalf of all its employees.

        In Russia all social contributions paid during the year ended December 31, 2014 are represented by payments to governmental social funds, including the Pension Fund of the Russian Federation, the Social Security Fund of the Russian Federation and the Medical Insurance Fund of the Russian Federation. The contributions are expensed as incurred. The amount of social contributions recognized

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

by the Group in Russia amounted to RUB 8,064 million, RUB 7,535 million and RUB 6,512 million in 2014, 2013 and 2012, respectively.

        MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes interest costs, current service costs, amortization of prior service costs and net actuarial loss / gain. The expense is recognized during an employee's years of active service with MGTS. The recognition of expense for retirement pension plans is impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with FASB ASC 715, Compensation—Retirement Benefits.

        In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee's payroll up to a fixed limit to the local pension, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to RUB 1,535 million, RUB 2,803 million and RUB 2,493 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

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

        Financial instruments and hedging activities—The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statements of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews its fair value hierarchy classifications on a quarterly basis. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2014, 2013 and 2012, no reclassifications occurred. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance).

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statements of operations and comprehensive income (Note 21).

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

        The Group does not use financial instruments for trading or speculative purposes.

        Fair value of financial instruments—The fair value of financial instruments, consisting of cash and cash equivalents, short-term investments, receivables and payables, which are included in current assets and liabilities, approximates the carrying value of these items due to the short-term nature of these amounts. The fair value of issued notes as of December 31, 2014 is disclosed in Note 17 and is based on quoted prices in active markets ("Level 1" of the hierarchy established by the U.S. GAAP guidance). The fair value of variable rate debt approximates its carrying value as of December 31, 2014. The fair value of fixed rate bank loans is disclosed in Note 22 and is measured by discounting future cash flows using current market rates.

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

        Financial assets and financial liabilities are classified in three-tier hierarchy based on the lowest level of input that is significant to the fair value measurements. The Group's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

        Stock-based compensation—The Group accounts for stock-based compensation under FASB ASC 718, Compensation—Stock Compensation. Under the provisions of this guidance, companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operations and comprehensive income. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments. Compensation cost related to phantom stock options granted to the Group's employees recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2014, 2013 and 2012 amounted to and RUB 1,017.2 million, RUB 483.0 million and RUB 1,445.8 million, respectively.

        Concentration of credit risk—Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, trade accounts receivable, loans and derivatives. The Group maintains cash and cash equivalents, investments, derivatives and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographical regions, and the Group's policy is designed to limit exposure to any one institution. As part of its risk management processes, the Group performs periodic evaluations of the relative credit ratings of financial institutions (refer to Note 5 for description of political and economic risks in Ukraine).

        Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

        New and recently adopted accounting pronouncements—In May 2014, FASB amended the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group is required to adopt the amendments in the reporting period starting after December 15, 2017. Early adoption is not permitted. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Group is currently evaluating the impact of these amendments and the transition alternatives on the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS

  Acquisitions in 2014

        Acquisition of Smarts companies—In December 2014 the Group acquired controlling stakes in Penza-GSM, SMARTS-Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies. The acquisition enhances the Group's spectrum resources in the above regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date. The acquisition was accounted for using the purchase method of accounting.

        The following table summarizes the preliminary purchase price allocation for regional mobile operators acquired during the year ended December 31, 2014:

	SMARTS- Ivanovo	SMARTS-Ufa	Penza-GSM	Total
Month of acquisition	December	December	December
Region of operations	Central region	Volga region	Volga region
Ownership interest acquired	100%	100%	100%
Current assets	24	47	97	168
Property, plant and equipment	68	94	196	358
Rights to use radio frequencies	455	434	571	1,460
Goodwill	41	182	1,407	1,630
Customer base	21	13	44	78
Other non-current assets	—	—	165	165
Current liabilities	(88)	(268)	(327)	(683)
Non-current liabilities	(95)	(101)	(123)	(319)
Contingent consideration	(2)	(2)	(96)	(100)

Consideration paid	424	399	1,934	2,757

        The purchase price allocation of SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM was not finalized as of the date of these financial statements as the Group had not completed the valuation of individual assets of each company acquired. The Group's consolidated financial statements reflect the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed. The excess of the consideration paid over the value of net assets in the amount of RUB 1,630 million was preliminarily allocated to goodwill and was attributable to the "Russia convergent" segment.

        Under the terms of purchase agreements the Group is obliged to pay additional consideration of RUB 150 million in 18 months after the acquisition date. The consideration could be reduced by the amount of tax expenses related to activities prior to the acquisition date. As of the acquisition date, the Group recorded a provision for tax liabilities in the amount of RUB 24 million and respectively reduced the additional consideration. The purchase price allocation as of the acquisition date reflected preliminary estimation of the fair value of the contingent consideration.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Rights to use radio frequencies recognized as a result of the acquisition are amortized over a period of their remaining useful life as of the acquisition date ranging from 7 to 8 years. Customer base recognized as a result of the acquisition is amortized over the period of its estimated average useful life of 31 months.

        Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2014, 2013 and 2012, give effect to the 2014 acquisitions of SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM as though these business combinations had been completed at the beginning of 2012.

	2014	2013	2012
Pro forma:
Net revenues	411,353	399,161	378,938
Net income	51,598	79,738	29,665

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2012, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

        Since their respective acquisition dates, companies acquired in 2014 contributed revenue in the amount of RUB 3 million and net loss in the amount of RUB 4 million to consolidated statement of operations and comprehensive income for the year ended December 31, 2014.

  Disposal in 2013

        Disposal of Business-Nedvizhimost—In December 2013, the Group sold a 51% stake in Business-Nedvizhimost CJSC to Sistema for RUB 3.2 billion. Business-Nedvizhimost owns and manages 76 real estate sites and 44 real estate facilities throughout Moscow with a total area of roughly 178,000 sq. m. After the loss of control over the subsidiary, the Group deconsolidated Business-Nedvizhimost and applied for its 49% interest the equity method of accounting. In April 2014, the Group sold the remaining 49% stake to Sistema for RUB 3.1 billion. The disposal was accounted for as a transaction under common control directly in equity.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        The recognition of goodwill in the amount of RUB 404 million from the acquisitions is due to the economic potential of the markets in which the acquired companies operate and synergies arising from the acquisitions. Goodwill is attributable to the "Russia convergent" segment.

        Tascom—In May 2012, the Group acquired a 100% stake in Tascom CJSC ("Tascom"), a market leader in providing telecommunication services to corporate clients in Moscow and the Moscow region, for RUB 1,437 million. The seller has indemnified the Group against all losses which arise in connection with liability for taxation matters relating to the pre-acquisition period. As of the acquisition date the Group recorded a provision for tax liabilities and a related indemnification asset in the amount of RUB 236 million relating to this warranty. As of December 31, 2014 the amount of the indemnification asset and related provision for tax liabilities was reduced to RUB 43 million.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

3. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The acquisition was accounted for using the acquisition method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	489
Property, plant and equipment	586
Goodwill	1,083
Customer base	168
Other non-current assets	188
Current liabilities	(800)
Non-current liabilities	(107)
Fair value of contingent consideration	(170)

Consideration paid	1,437

        The excess of the consideration paid over the value of net assets acquired in the amount of RUB 1,083 million was allocated to goodwill which was attributable to the "Moscow fixed line" segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the expected synergies from increase of market share and reduction of capital expenditures to be made by the Group to construct optical fiber network.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

        During September-October of 2012, RUB 201 million were seized from Uzdunrobita's bank accounts by the Uzbek State and applied to settle its alleged liabilities under these claims.

        On September 17, 2012, the Tashkent City Criminal Court issued a ruling in favor of the Uzbek state authorities authorizing the confiscation of all assets of Uzdunrobita based on a criminal court's verdict which the Tashkent City Criminal Court issued against four employees of Uzdunrobita. Previously, Uzbek law enforcement agencies arrested all of Uzdunrobita's assets, including cash held in local bank accounts.

        On November 8, 2012, the Appellate Instance of the Tashkent City Criminal Court allowed Uzdunrobita's appeal challenging the decision of the Tashkent City Criminal Court dated September 17, 2012.

        The appeals court found that all damages (taxes, sanctions, unpaid licenses duties and damages to customers) incurred by the State were to be compensated by Uzdunrobita. The amount of damages was calculated on the basis of all of the aforementioned claims against Uzdunrobita, which amounted to RUB 18,375 million to be paid in eight equal monthly instalments (the "Appeal Decision").

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

external temporary supervisor over Uzdunrobita, and scheduled a further bankruptcy hearing which took place on April 22, 2013.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss on the long-lived assets presented in the table below was recorded in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012. In 2013 these losses were assigned to discontinued operations:

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

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated six-month liquidation procedures. In accordance with the terms of local liquidation procedures, Uzdunrobita's CEO was relieved of his duties and all of the oversight and governance over Uzdunrobita was transferred to the liquidation administrator. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        The results of operations of Uzdunrobita are reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income and consolidated statements of cash flows for all periods presented. The consolidated statement of financial position was not retrospectively adjusted on discontinued operations. The gain on disposal recognized in the amount of RUB 3,682 million related to the recycling from accumulated other comprehensive income of the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

cumulative translation adjustment attributable to Uzdunrobita. The results of discontinued operations of Uzdunrobita for the year ended December 31, 2013 and 2012 were as follows:

	2013	2012
Total revenues	—	8,357
Income / (loss) before income tax	1,109	(34,171)
Income tax (expense) / benefit	(1,058)	1,325
Gain on disposal, net of tax	3,682	—

Income / (loss) from discontinued operations, net of tax	3,733	(32,846)

        In July 2013, two rounds of auctions were set and held in relation to the sale of assets of Uzdunrobita and all of its branches. All auctions were recognized as having failed due to the absence of applications by any interested bidders.

        The Group filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), which is part of the World Bank Group, in Washington, D.C. The claim was registered on November 15, 2012. A tribunal was formed on August 29, 2013 and the first procedural hearings took place in November 2013.

        In July 2014 the dispute between MTS and the Republic of Uzbekistan was resolved. The parties signed a settlement agreement (the "Settlement Agreement") and according to its terms all mutual claims were eliminated. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement agreement in the International Court of Arbitration under the International Chamber of Commerce in Paris. ICSID has discontinued international arbitration proceedings between the Group and the Republic of Uzbekistan following the submission of a joint application by both parties

        The Settlement Agreement primarily addressed two separate elements—the aforementioned elimination of all mutual claims filed by MTS and the Republic of Uzbekistan and, certain guarantees granted to MTS in connection with its re-entry into the Republic of Uzbekistan. Consideration received, in total, had a fair value of RUB 6,734 million (see below for further details).

        Following unsuccessful tenders on sale of Uzdunrobita equipment, the representatives of the Republic of Uzbekistan and MTS commenced negotiations in relation to MTS' return to the market. The government authorities provided certain guarantees to MTS in relation to the protection of any future investment in the Republic of Uzbekistan to encourage the return of MTS to the market. Also, the Republic of Uzbekistan established a legal entity, Universal Mobile Systems LLC ("UMS"), with such entity having no legal connection to the previously liquidated entity, Uzdunrobita. UMS was granted 2G, 3G and LTE licenses valid till 2029, and received frequencies, numbering capacity and other permits required for the launch of operations. On September 24, 2014, a 50.01% ownership interest in UMS was transferred to the Group by the State Unitary Enterprise "Center of radio communications, radio broadcasting and television" on behalf of the Republic of Uzbekistan. Independent appraisers hired by the Group determined the total fair value of UMS to be RUB 9,062 million as of the transfer date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

4. OPERATIONS IN UZBEKISTAN (Continued)

        Based on the aforementioned fair value assessment of a 50.01% stake in UMS, the Group recognized a gain from reentrance into Uzbekistan pursuant to the Settlement Agreement in the amount of RUB 6,734 million. Management concluded that this consideration related to, in its entirety, a financial incentive to encourage re-entry into the Republic of Uzbekistan and as such, recognition in continuing operations was appropriate. No element was allocated to the non-satisfaction and elimination of mutual claims as this was deemed to have minimal value.

        The allocation of consideration received between elements where the settlement of litigation is involved is highly judgmental. In this case, management considered, among other things the terms of the settlement arrangement as well as the development of the negotiations process itself, in which members of MTS management were involved.

        The Group consolidates UMS in accordance with FASB ASC 810, Consolidation, starting September 24, 2014, representing the date of transfer of ownership. Below is the summary of fair value allocation regarding the incentive arrangement:

Current assets	26
Property, plant and equipment	3,848
Other intangible assets	5,161
Other non-current assets	1,327
Current liabilities	(30)
Non-current liabilities	(25)
Non-controlling interest	(3,573)
Gain from reentrance into Uzbekistan	(6,734)

Consideration paid	—

        The fair value of non-controlling interest as of the date of consolidation in the amount of RUB 3,573 million was determined based on a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). The key assumptions in the fair value calculations included a discount rate of 24.1% and average price per minute of voice services amounting to RUB 0.56.

5. POLITICAL AND ECONOMIC CRISIS IN UKRAINE

        During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. The deterioration has further exacerbated the country's already weak macroeconomic trends, which have led to reduced credit ratings, significant depreciation of its national currency and increased inflation. During 2014, the Ukrainian Parliament adopted a law allowing for the imposition of sanctions against countries, persons and companies deemed by the Ukrainian government to threaten Ukrainian national interests, national security, sovereignty or the territorial integrity of Ukraine. The National Bank of Ukraine (NBU) passed a decree prohibiting Ukrainian companies to pay dividends to foreign investors. These circumstances, combined with continued political and economic instability in the country, could result in further negative impact on our business including our financial position and results of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

5. POLITICAL AND ECONOMIC CRISIS IN UKRAINE (Continued)

operations (refer to Note 29 for segment data on Ukraine). Such risks especially apply to funds deposited in Ukrainian banks, whose liquidity is affected by the economic downturn. As of December 31, 2014, the Group held RUB 21,203 million in current accounts and deposits in Ukrainian banks, including RUB 5,072 million in Delta Bank. In December 2014, Delta Bank delayed customer payments and put limits on cash withdrawals. On March 2, 2015, NBU adopted a resolution declaring Delta Bank to be insolvent. The Group treated this declaration as a recognized subsequent event and reserved the full amount of deposited funds (RUB 5,072 million) and related interest (RUB 66 million) as of December 31, 2014.

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2014 and 2013 comprised the following:

	December 31,
	2014	2013
Russian Ruble current accounts	9,767	5,900
Russian Ruble deposit accounts	19,272	14,215
U.S. Dollar current accounts	11,412	1,336
U.S. Dollar deposit accounts	7,404	7,503
Euro current accounts	3,579	395
Euro deposit accounts	1,901	136
Hryvna current accounts	1,471	87
Hryvna deposit accounts	4,973	276
Uzbek som current accounts	341	—
Turkmenian manat current accounts	1,162	697
Armenian dram current accounts	72	67
Armenian dram deposit accounts	56	—

Total cash and cash equivalents	61,410	30,612

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

7. SHORT-TERM INVESTMENTS

        Short-term investments as of December 31, 2014 comprised the following:

Type of investment	Classification	Annual interest rate	Maturity date	Amount
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche (Note 16)	Held to maturity	6%	December 2015	5,533
Deposits	Held to maturity	4 - 16%	January 2015 - December 2015	3,534
Sistema Notes due in 2016 (series 04) (related party) (Note 25)	Available for sale	7.65%	—	534
Loan receivable from Navigation Information Systems (related party) (Note 25)	Held to maturity	8.5 - 10.0%	March 2015 - July 2015	132
Loan receivable from Moscow Business Incubator (related party) (Note 25)	Held to maturity	10.5%	December 2015	52
Sistema International Funding S.A. Bonds due 2019 (related party) (Note 25)	Available for sale	6.95%	—	42
Other loans	Held to maturity	—	—	22

Total short-term investments				9,849

        Short-term investments as of December 31, 2013 comprised of the following:

Type of investment	Classification	Annual interest rate	Maturity date	Amount
Deposits	Held to maturity	4.2 - 14.0%	February 2014 - July 2014	5,377
Deposits at MTS Bank (related party) (Note 25)	Held to maturity	8.7%	June 2014	5,081
Mutual investment fund "Reservnyi", managed by DIK (related party) (Note 25)	Available for sale	—	Upon request	4,154
Other loans	Held to maturity	—	—	21

Total short-term investments				14,633

        The Group considers credit risk for short-term investments to be low due to the strong financial position of counterparties.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

8. TRADE RECEIVABLES, NET

        Trade receivables as of December 31, 2014 and 2013 comprised the following:

	December 31,
	2014	2013
Roaming	13,892	15,875
Subscribers	10,722	12,548
Interconnect	3,802	2,847
Dealers	1,931	2,127
Other	4,784	4,910
Allowance for doubtful accounts	(2,165)	(3,753)

Trade receivables, net	32,966	34,554

        The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Balance, beginning of the year	3,753	3,461	3,122
Allowance for doubtful accounts charge	2,933	3,366	2,257
Accounts receivable written off	(4,521)	(3,074)	(1,918)

Balance, end of the year	2,165	3,753	3,461

9. INVENTORY AND SPARE PARTS

        Inventory and spare parts as of December 31, 2014 and 2013 comprised the following:

	December 31,
	2014	2013
Handsets and accessories	5,971	7,436
SIM cards and prepaid phone cards	897	395
Spare parts for telecommunication equipment	301	305
Advertising and other materials	341	362

Total inventory and spare parts	7,510	8,498

        Other materials mainly consist of stationary, fuel and auxiliary materials.

        Obsolescence expense for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 357 million, RUB 660 million and RUB 759 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. Spare parts for base stations included in inventory are expected to be utilized within the twelve months following the statements of financial position date.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

10. DISPOSAL GROUP HELD FOR SALE

	December 31,
	2014	2013
Assets related to planned sale of 51% stake in Rent Nedvizhimost	2,004	—

Total assets related to disposal group held for sale	2,004	—

Liabilities related to planned sale of 51% stake in Rent Nedvizhimost	(227)	—

        Disposal of Rent Nedvizhimost—In February 2015, the Group lost control over Rent Nedvizhimost CJSC as a result of the sale of a 51% stake to Business-Nedvizhimost, a subsidiary of Sistema, for RUB 4.3 billion of which 3.8 billion is due before December 31, 2018 and bears interest of 12%-interest p.a. The results of this transaction will be included in the financial statements of the Group for the year ended December 31, 2015. Following the sale of its 51% stake, the Group retained a 49% stake in Rent Nedvizhimost allowing it to exercise significant influence over the operating and financing activities of the entity. Consequently, the results of operations and cash flows of Rent Nedvizhimost were not reported as discontinued operations in the consolidated financial statements. The related assets and liabilities of a disposal group were classified as "held for sale" and measured at carrying value as of December 31, 2014. Balances were attributable to "Moscow fixed line" reportable segment and comprised of the following:

Current assets	238
Non-current assets	1,766

Total assets related to disposal group held for sale	2,004

Current liabilities	187
Non-current liabilities	40

Total liabilities related to disposal group held for sale	227

        Disposal of network equipment in Crimea—In October 2014, the Group's subsidiary MTS Ukraine sold base stations, network infrastructure, IT and telecom equipment and certain other assets located in Crimea, through an open tender procedure, to two private investors for RUB 922 million (EUR 17.7 million as of the date of transaction). Previously, on August 6, 2014, MTS suspended its operations in Crimea due to technical issues, which have curtailed its ability to provide telecommunications services for its customers. The gain recognized upon the sale of the base stations, network infrastructure, IT and telecom equipment amounting to RUB 317 million was recognized as operating income in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2014.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

11. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2014 and 2013 was as follows:

		December 31,
	Useful lives, years
		2014	2013
Network, base station equipment and related leasehold improvements (including leased assets of 6,427 and nil, respectively)	5 - 17	499,101	445,857
Office equipment, computers and other	3 - 15	43,640	42,121
Buildings and related leasehold improvements (including leased assets of nil and 28, respectively)	20 - 59	24,362	25,496
Vehicles (including leased assets of 73 and 942, respectively)	3 - 7	3,271	3,139

Property, plant and equipment, at cost (including leased assets of 6,500 and 970, respectively)		570,374	516,613
Accumulated depreciation (including leased assets of 438 and 793, respectively)		(313,623)	(293,389)
Construction in progress and equipment for installation		42,728	47,436

Property, plant and equipment, net		299,479	270,660

        Depreciation expense during the years ended December 31, 2014, 2013 and 2012 amounted to RUB 58,511 million, RUB 58,599 million and RUB 54,766 million, respectively.

12. LICENSES

        In connection with providing telecommunication services, the Group has been issued various GSM operating licenses by the local communication authorities.

        As of December 31, 2014 and 2013, the value of the Group's telecommunications licenses was as follows:

	December 31,
	2014	2013
Armenia	8,782	5,982
Russia	1,825	291
Ukraine	117	123

Licenses, at cost	10,724	6,396
Accumulated amortization	(5,226)	(3,194)

Licenses, net	5,498	3,202

        Amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to 598 million, RUB 544 million and RUB 662 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

12. LICENSES (Continued)

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2014, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. The weighted-average period until the next renewal of licenses in the Russian Federation is four years.

        The license for the provision of telecommunications services in Ukraine was renewed in 2013 and is valid until 2026. The license for the provision of telecommunication services in Armenia is valid until 2019. The license in Turkmenistan was suspended by the Turkmenistan Ministry of Communications in December 2010 which resulted in the cessation of the Group's operational activity in Turkmenistan. However, in July 2012, the Turkmenistan Ministry of Communications granted the Group GSM and 3G licenses for a three-year term and the Group recommenced its operations in Turkmenistan. For a description of matters related to licenses for the provision of telecommunication services in Uzbekistan see Note 4.

        Based on the cost of amortizable operating licenses existing at December 31, 2014 and current exchange rates, the estimated future amortization expenses for the five years ending December 31, 2019 and thereafter are as follows:

Estimated amortization expense in the year ended December 31,
2015	970
2016	973
2017	970
2018	970
2019	849
Thereafter	766

Total	5,498

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

13. GOODWILL

        The change in the net carrying amount of goodwill for the years ended December 31, 2014 and 2013 by reportable and operating segments was as follows:

	Russia convergent	Moscow fixed line	Ukraine	Uzbekistan(1)	Other	Total
Balance at January 1, 2013
Gross amount of goodwill	28,668	1,083	162	3,523	3,981	37,417
Accumulated impairment loss	(1,466)	—	—	(3,523)	—	(4,989)

	27,202	1,083	162	—	3,981	32,428

Disposals	(23)	—	—	—	—	(23)
Currency translation adjustment	—	—	12	—	287	299

Balance at December 31, 2013
Gross amount of goodwill	28,645	1,083	174	—	4,268	34,170
Accumulated impairment loss	(1,466)	—	—	—	—	(1,466)

	27,179	1,083	174	—	4,268	32,704

Acquisitions (Note 3)	1,630	—	—	—	—	1,630
Currency translation adjustment	—	—	(23)	—	2,000	1,977

Balance at December 31, 2014
Gross amount of goodwill	30,275	1,083	151	—	6,268	37,777
Accumulated impairment loss	(1,466)	—	—	—	—	(1,466)

	28,809	1,083	151	—	6,268	36,311

(1)
The results of operations in Uzbekistan are reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income for the years ended December 31, 2013 and 2012.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

14. OTHER INTANGIBLE ASSETS

        Intangible assets as of December 31, 2014 and 2013 comprised the following:

		December 31, 2014			December 31, 2013
	Useful lives, years	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	1 to 20	67,238	(41,853)	25,385	53,225	(37,265)	15,960
Office software	1 to 10	12,713	(5,695)	7,018	9,309	(3,582)	5,727
Rights to use radio frequencies	1 to 15	11,444	(5,684)	5,760	9,850	(4,905)	4,945
Acquired customer base	4 to 31	7,690	(3,166)	4,524	8,757	(3,622)	5,135
Accounting software	1 to 5	3,637	(2,641)	996	4,330	(3,021)	1,309
Numbering capacity	2 to 15	3,746	(3,508)	238	3,623	(2,849)	774
Credit line	1 to 3	3,238	—	3,238	—	—	—
Other	1 to 15	10,671	(3,238)	7,433	7,090	(2,909)	4,181

Total amortized intangible assets		120,377	(65,785)	54,592	96,184	(58,153)	38,031

Prepayments for intangible assets		2,379	—	2,379	392	—	392

Total other intangible assets		122,756	(65,785)	56,971	96,576	(58,153)	38,423

        Amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 15,601 million, RUB 14,110 million and RUB 12,482 million, respectively. Based solely on the cost of amortizable intangible assets existing at December 31, 2014 the estimated future amortization expenses for the five years ending December 31, 2019 and thereafter are as follows:

Estimated amortization expense in the year ending December 31,
2015	16,901
2016	13,740
2017	9,601
2018	5,036
2019	2,301
Thereafter	7,013

Total	54,592

        The actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives, exchange rates and other relevant factors.

        The weighted-average amortization period for billing and telecommunications software acquired during the years ended December 31, 2014 and 2013 is four years.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. INVESTMENTS IN AND ADVANCES TO ASSOCIATES

        As of December 31, 2014 and 2013, the Group's investments in and advances to associates comprised the following:

	December 31,
	2014	2013
MTS Belarus—equity investment	6,033	5,013
MTS Bank—equity investment	4,858	5,476
MTS Bank—loan	2,100	2,100
OZON Holdings Limited—equity investment	2,708	—
Business-Nedvizhimost—equity investment	—	410
Intellect Telecom—equity investment	78	163
Intellect Telecom—loan	168	—
Stream—equity investment	332	231

Total investments in and advances to associates	16,277	13,393

        Business-Nedvizhimost—In September 2013, the Group spun off Business-Nedvizhimost CJSC from its wholly-owned subsidiary MGTS-Nedvizhimost and, in December 2013, sold a 51% stake in Business-Nedvizhimost to Sistema. After the loss of control over the subsidiary, the Group deconsolidated Business-Nedvizhimost and accounted for the investment using the equity method of accounting. In April 2014 the Group sold the remaining 49% stake in Business-Nedvizhimost to Sistema for RUB 3.1 billion, payable in arrears till July 31, 2015 and bearing interest of 9.0% p.a. The disposal was accounted for as a transaction under common control directly in equity.

        MTS Bank—In April 2013, the Group acquired a 25.1% stake in MTS Bank OJSC ("MTS Bank") for RUB 5,089 million. As a result of the transaction, the Group's effective ownership in MTS Bank increased to 26.3%. In September 2012, the Group provided a 10-year subordinated loan to MTS Bank in the amount of RUB 2,100 million at 8.8% p.a. In October 2014 the Group contributed RUB 1,266 million to MTS Bank. MTS Bank has no obligation to pay the amount back. In December 2014 the Group had increased its interest in MTS Bank from 26.3% to 27.0% through participation in an additional share issue of MTS Bank, and paid RUB 3,639 million for shares acquired.

        In 2014, an impairment charge of RUB 3,225 million related to equity investment in MTS Bank was recognized as an element of equity in net loss / (income) of associates in the accompanying consolidated statements of operations and comprehensive income. As a result a difference arose between the amount at which the investment is carried and the amount of underlying equity in net assets.

        OZON Holdings Limited—In April 2014 the Group acquired a 10.82% stake in OZON Holdings Limited through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million ($75 million). The Group concluded that it is able to exercise significant influence over OZON Holdings Limited based on direct and indirect ownership of equity shares, representation on the investee's Board of Directors and certain veto rights related to matters intersecting with the Group's interests. The difference between the equity investment carrying amount of RUB 2,708 million

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

and underlying equity in net assets as of December 31, 2014 of RUB 739 million represents equity-method goodwill, mainly attributable to the expected synergies from commercial arrangements and co-branding programs.

        The financial position and results of operations of MTS Bank as of and for the years ended December 31, 2014 and 2013 (since acquisition) were as follows:

	2014	2013
Total assets	215,070	224,446
Total liabilities	(181,724)	(201,077)
Noncontrolling interest	(4,061)	(1,924)
Total interest income	(25,107)	(18,266)
Total interest expense	9,868	7,737
Operating loss/(profit)	14,915	(1,036)
Net loss/(income)	12,585	(868)

        Summarized financial position and results of operations of other equity method investees as of and for the year ended December 31, 2014 were as follows:

	MTS Belarus	Intellect Telecom	Stream	OZON Holdings Limited
Total current assets	9,022	237	974	7,888
Total non-current assets	8,042	458	91	2,962

Total assets	17,064	695	1,065	10,850
Total current liabilities	(5,126)	(506)	(341)	(3,640)
Total non-current liabilities	(168)	(17)	—	(377)

Total liabilities	(5,294)	(523)	(341)	(4,017)
Revenue	(17,639)	(198)	(1,280)	(11,097)
Gross profit	(12,910)	(4)	(566)	(2,369)
Net (income) / loss	(7,466)	170	(226)	2,494

        Revenue, gross profit and net income of Business-Nedvizhimost from January 1, 2014 till the date of its disposal amounted to RUB 196 million, RUB 90 million and RUB 17 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

15. INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

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

        For the years ended December 31, 2014, 2013 and 2012 the Group's share in the earnings or losses of associates amounted to a loss of RUB 2,880 million, gain of RUB 2,472 million and gain of RUB 869 million, respectively and was included in other expense/(income) in the accompanying consolidated statements of operations and comprehensive income.

16. OTHER INVESTMENTS

        As of December 31, 2014 and 2013, the Group's other investments comprised the following:

				December 31,
		Annual interest rate	Maturity date
	Classification			2014	2013
Deposits	Held to maturity	6.15 - 6.25%	2016	13,671	—
Loan receivable from Mr. P. Fattouche and Mr. M. Fattouche(1)	Held to maturity	6%	2015	—	2,946
Loan Participation Notes EMIS BV	Held to maturity	6%	2015	—	699
Promissory notes of Sistema (related party) (Note 25)	Held to maturity	0.0%	2017	618	618
Investments in ordinary shares (related party) (Note 25)	At cost	—	—	125	125
Other	At cost / held to maturity	—	—	555	4

Total other investments				14,969	4,392

(1)
Reclassified to short-term investments as due in December 2015.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

16. OTHER INVESTMENTS (Continued)

        The Group does not discount promissory notes and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

        In December 2010, the Group granted a $90.0 million (RUB 2,777 million at the date of transaction) loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group signed an amendment to the put and call option agreement for the acquisition of noncontrolling stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise (Note 27). Interest accrued on the loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 212.8 million, RUB 172.7 million and RUB 174.1 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. The fair value of the loan approximates its carrying value.

        In August 2013, the Group invested $21.3 million (RUB 703 million at the date of transaction) in Loan Participation Notes issued by EMIS BV (effective issuer—Renaissance Capital). The Notes were sold before the maturity date due to deteriorating credit quality for $22.3 million (RUB 764 million at the date of transaction) including realized interest of $1 million (RUB 34 million at recognition date).

        The Group considers credit risk for other investments in loans receivable and deposits to be low.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. BORROWINGS

        Notes—As of December 31, 2014 and 2013, the Group's notes consisted of the following:

			December 31,
		Interest rate
	Currency		2014	2013
MTS International Notes due 2020 (Note 2)	USD	8.625%	35,057	24,547
MTS International Notes due 2023 (Note 2)	USD	5.00%	26,920	16,365
MTS OJSC Notes due 2020	RUB	8.15%	15,000	15,000
MTS OJSC Notes due 2014	RUB	7.60%	—	13,619
MTS OJSC Notes due 2017	RUB	8.70%	10,000	10,000
MTS OJSC Notes due 2023	RUB	8.25%	10,000	10,000
MTS OJSC Notes due 2015	RUB	7.75%	7,537	7,537
MTS OJSC Notes due 2016	RUB	8.75%	1,788	1,788
MTS OJSC Notes due 2018	RUB	12.00%	136	3,844
MTS OJSC Notes due 2015 (A series)	RUB	0.67%	12	12
MTS OJSC Notes due 2015 - 2016 (B series)	RUB	0.54%	12	12
MTS OJSC Notes due 2021 - 2022 (V series)	RUB	0.25%	12	12
Plus: unamortized premium			3	8

Total notes			106,477	102,744

Less: current portion			(22,701)	(17,462)

Total notes, long-term			83,776	85,282

        The Group has an unconditional obligation to repurchase certain MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2018	December 2015
MTS OJSC Notes due 2020	November 2015
MTS OJSC Notes due 2023	March 2018

        The notes therefore can be defined as callable obligations under the FASB ASC 470, Debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. This guidance requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2015 (MTS OJSC Notes due 2018 and 2020) and in 2018 (MTS OJSC Notes due 2023) in the aggregated maturities schedule as these are the reporting periods when the noteholders will have the unilateral right to demand repurchase.

        In December 2014, the Group changed the coupon rate for MTS OJSC Notes due 2018 from 7.50% to 12.00%. Following the announcement of new coupon rates the Group repurchased MTS OJSC Notes due 2018 at the request of eligible noteholders in the amount of RUB 3,710 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. BORROWINGS (Continued)

        As of December 31, 2014 the Group had the following unclosed repurchase transactions with a due date on January 14, 2015:

	Number of Notes	Due Amount	Unrealized Premium	Total
MTS OJSC Notes due 2015	2,420,000	1,670	(5)	1,665
MTS OJSC Notes due 2018	2,928,358	1,760	—	1,760

				3,425

        The above balance is included in the short-term portion of bank loans and other debt disclosed below.

        The fair values of notes based on the market quotes as of December 31, 2014 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Frankfurt stock exchange	95.85	33,602
MTS International Notes due 2023	Frankfurt stock exchange	75.00	20,190
MTS OJSC Notes due 2020	Moscow Exchange	96.33	14,450
MTS OJSC Notes due 2017	Moscow Exchange	90.10	9,010
MTS OJSC Notes due 2023	Moscow Exchange	100.19	10,019
MTS OJSC Notes due 2015	Moscow Exchange	96.81	7,297
MTS OJSC Notes due 2016	Moscow Exchange	85.30	1,525
MTS OJSC Notes due 2018	Moscow Exchange	95.06	129

Total notes			96,222

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. BORROWINGS (Continued)

        Bank loans and other debt—As of December 31, 2014 and 2013, the Group's loans from banks and other companies consisted of the following:

			December 31,
		Interest rate (actual at December 31, 2014)
	Maturity		2014	2013
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2015 - 2020	LIBOR + 1.15% (1.51%)	37,901	26,132
Skandinavska Enskilda Banken AB	2015 - 2017	LIBOR + 0.23 - 1.8% (0.59 - 2.16%)	5,175	4,238
HSBC Bank plc and ING BHF Bank AG	2015	LIBOR + 0.3% (0.66%)	—	394
Other	2015	15%	164	258

			43,240	31,022
EUR-denominated:
Bank of China	2015	EURIBOR + 1.95% (2.12%)	—	2,435
Credit Agricole Corporate Bank and BNP Paribas	2015 - 2018	EURIBOR + 1.65% (1.82%)	1,893	1,557
LBBW	2015 - 2017	EURIBOR +1.52% (1.69%)	956	839

			2,849	4,831
RUB-denominated:
Sberbank	2015 - 2021	8.45 - 12.05%	125,000	80,000
Notes in REPO	2015	19.36%	3,425	—
SMM	2015	0 - 15%	556	—
Other	2015 - 2023	Various	456	395

			129,437	80,395
AMD-denominated:
ASHIB	2015	13%	176	108

			176	108
UZS-denominated:				—
Aloqabank	2019 - 2022	12%	759	—
Uzbektelecom	2015	10%	58	—

			817

Total bank loans and other debt			176,519	116,356

Less: current portion			(19,435)	(7,564)

Total bank loans and other debt, long-term			157,084	108,792

        In 2014, the Group negotiated changes in interest rates and maturity dates for several credit facilities. None of these modifications were considered to be substantial.

        Borrowing costs and interest capitalized—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest expense incurred during the construction phase of property, plant and equipment is capitalized as part of the value of the constructed assets until they are ready for use. The capitalized interest costs for the years ended December 31, 2014, 2013 and 2012

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. BORROWINGS (Continued)

amounted to RUB 1,460 million, RUB 1,942 million and RUB 1,792 million, respectively. Debt issuance costs are capitalized and amortized using the effective interest method over the terms of the related loans.

        Interest expense, net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2014, 2013 and 2012 was RUB 15,808 million, RUB 14,714 million and RUB 16,721 million, respectively.

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry on transactions with related parties, create liens on properties, dispose assets, including GSM and 3G licenses for several license areas, issue guaranties, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS OJSC with another entity or be a subject to a court decision to pay over $10 million (RUB 563 million as of the reporting date), which is remained unsatisfied for more than 60 days without being appealed, discharged or waived.

        The Group is required to comply with certain financial ratios and maintain ownership in certain subsidiaries.

        The noteholders of MTS International Notes due 2020 and MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount and related interest, if the Group experiences a change in control.

        If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders are entitled to accelerate the repayment of the debt.

        The Group was in compliance with all existing notes and bank loan covenants as of December 31, 2014.

        Pledges—The non-revolving credit facility agreement between UMS and Aloqabank with total amount as of December 31, 2014 of RUB 759 million is secured by telecommunication equipment and premises with carrying value of RUB 2,038 million.

        Available credit facilities—As of December 31, 2014, the Group's total available unused credit facilities amounted to RUB 44,378 million and related to the following credit lines:

	Maturity	Interest rate	Available till	Available amount
Sberbank	2018 - 2021	16%	June 2015	25,000
CitiBank Europe	2024	LIBOR 6M+ 0.9%	April 2015	16,878
ING Bank Eurasia	2015	MosPrime / LIBOR / EURIBOR + 1.50%	July 2015	2,500

Total				44,378

        In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

17. BORROWINGS (Continued)

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans outstanding for the five years ending December 31, 2019 and thereafter:

	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2015	22,701	19,435
2016	1,788	33,821
2017	10,000	39,937
2018	10,000	28,527
2019	—	31,695
Thereafter	61,988	23,104

Total	106,477	176,519

18. CAPITAL LEASE OBLIGATION

        The following table presents a summary of assets under capital lease and accumulated depreciation as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Network and base station equipment	6,427	—
Vehicles	73	942
Buildings	—	28
Leased assets, at cost	6,500	970
Accumulated depreciation	(438)	(793)

Leased assets, net	6,062	177

        Depreciation of assets under capital leases for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 509 million, RUB 276 million and RUB 288 million, respectively and was included in depreciation and amortization expense in the accompanying consolidated statements of operations and comprehensive income.

        Interest expense on capital lease obligations for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 340 million, RUB 182 million and RUB 135 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

18. CAPITAL LEASE OBLIGATION (Continued)

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

Payments due for the year ended December 31,
2015	1,119
2016	1,108
2017	1,153
2018	1,159
2019	1,159
Thereafter	7,687

Total minimum lease payments (undiscounted)	13,385
Less amount representing interest	(3,990)

Present value of net minimum lease payments	9,395
Less current portion of lease obligations	(538)

Non-current portion of lease obligations	8,857

        Leased assets include automobiles, network equipment and transponders which are installed on a satellite. The average lease term of the automobiles is three years. The Group has an obligation to purchase these automobiles under the respective capital lease agreements at the end of the lease term. The lease term of network equipment is fifteen years. The lease term of the transponders is twelve years. The Group is planning to use the transponders for providing satellite television services.

19. ASSET RETIREMENT OBLIGATIONS

        As of and for the years ended December 31, 2014 and 2013, the estimated present value of the Group's asset retirement obligations and related change in liabilities were as follows:

	2014	2013
Balance, beginning of the year	2,743	2,763
Liabilities incurred in the current period	73	303
Accretion expense	251	97
Revisions in estimated cash flows	26	(453)
Disposal of assets	(41)	—
Currency translation adjustment	(30)	33

Balance, end of the year	3,022	2,743

        Revisions in estimated cash flows are attributable to the change in the estimated inflation rate and cost of dismantling of assets.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

20. DEFERRED CONNECTION FEES

        Deferred connection fees as of and for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
Balance, beginning of the year	3,649	3,817
Payments received and deferred during the year	1,763	1,714
Amounts amortized and recognized as revenue during the year	(1,912)	(1,921)
Currency translation adjustment	(63)	39

Balance, end of the year	3,437	3,649
Less: current portion	(1,677)	(1,604)

Non-current portion	1,760	2,045

        The Group defers initial connection fees paid by subscribers for the activation of network service as well as one-time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

21. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Cash flow hedging

        The Group regularly enters into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding as of December 31, 2014 mature in 2015, 2018 and 2020.

        In aggregate the Group entered into interest rate swap agreements designated to manage the exposure of changes in variable interest rate related to 0.12% of the Group's USD- and Euro- denominated bank loans outstanding as of December 31, 2014.

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

        The Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in variable interest rate and currency exchange rate for 35.1% of its USD- and Euro- denominated bank loans and Eurobonds outstanding as of December 31, 2014.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        The following table presents the fair value of the Group's derivative instruments designated as hedges in the consolidated statements of financial position December 31, 2014 and 2013.

		December 31,
	Statements of financial position location	2014	2013
Asset derivatives
Cross-currency interest rate swaps	Other non-current assets	21,936	1,825
Interest rate swaps	Other non-current assets	8	12

Total		21,944	1,837

Liability derivatives
Interest rate swaps	Other long-term liabilities	(522)	(389)
Interest rate swaps	Other payables	(2,028)	(32)

Total		(2,550)	(421)

        The following table presents the effect of the Group's derivative instruments designated as hedges in the consolidated statements of operations and comprehensive income for the years ended December 31, 2014, 2013 and 2012. The amounts presented include the ineffective portion of derivative instruments and the amounts reclassified into earnings from accumulated other comprehensive income.

		Years ended December 31,
	Location of gain / (loss) recognized	2014	2013	2012
Interest rate swaps	Interest income/(expense)	231	(184)	(429)
Including ineffective portion	Interest income/(expense)	173	(28)	(183)

Cross-currency interest rate swaps	Currency exchange and transaction gain/ (loss)	15,288	(777)	(235)

Including ineffective portion	Currency exchange and transaction gain/(loss)	(2,315)	—	—

Total		15,519	(961)	(664)

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

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

        The following table presents the amount of accumulated other comprehensive loss reclassified into earnings during the years ended December 31, 2014, 2013 and 2012 due to termination of hedging relationships.

		Years ended December 31,
	Location of (loss) recognized	2014	2013	2012
Interest rate swaps	Interest expense	—	(33)	—

Total		—	(33)	—

        The following table presents the effect of the Group's interest rate swap agreements designated as hedges in accumulated other comprehensive income for the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
Accumulated derivatives income / (loss), beginning of the year, net of tax of 293 and 4 and (60), respectively	1,467	21	(241)
Fair value adjustments on hedging derivatives, net of tax of 2,894 and 138 and (29), respectively	14,468	691	(204)
Amounts reclassified into earnings during the period, net of tax of (2,334) and 151 and 93, respectively	(11,668)	755	466

Accumulated derivatives income, end of the year, net of tax of 853 and 293 and 4, respectively	4,267	1,467	21

        As of December 31, 2014, the outstanding hedging instruments were highly effective. Approximately RUB 1,011 million of accumulated gain is expected to be reclassified into net income during the next twelve months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

21. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        Cash inflows and outflows related to hedging instruments were included in cash flows from operating and financing activities in the consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

  Fair value of derivative instruments

        The Group measured assets and liabilities associated with derivative agreements at fair value Level 2 on a recurring basis. There were no assets and liabilities associated with derivative agreements measured at fair value Level 1 and Level 3 as of December 31, 2014 and 2013 (Note 2 and 22).

        The following fair value hierarchy table presents information regarding the Group's assets and liabilities associated with derivative agreements as of December 31, 2014 and 2013:

	Significant other observable inputs (Level 2) as of December 31, 2014	Significant other observable inputs (Level 2) as of December 31, 2013
Assets
Interest rate swap agreements	8	12
Cross-currency interest rate swap agreements	21,936	1,825
Liabilities
Interest rate swap agreements	(2,550)	(421)

22. FAIR VALUE MEASUREMENTS

        According to U.S. GAAP requirements the Group records derivative instruments, redeemable noncontrolling interest, contingent consideration and available-for-sale investments at fair value on a recurring basis.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. FAIR VALUE MEASUREMENTS (Continued)

        The following tables summarize those assets and liabilities measured at fair value on a recurring basis:

	Significant observable inputs (Level 1) as of December 31, 2014	Significant other observable inputs (Level 2) as of December 31, 2014	Significant unobservable inputs (Level 3) as of December 31, 2014
Assets
Sistema International Funding S.A. Bonds due 2019 (related party) (Note 7, 25)	42	—	—
Sistema Notes due in 2016 (series 04) (related party) (Note 7, 25)	534	—	—
Derivative instruments (Note 21)	—	21,944	—
Liabilities
Derivative instruments (Note 21)	—	(2,550)	—
Contingent consideration	—	—	(99)
Redeemable noncontrolling interest (Note 27)	—	—	(3,192)

	Significant observable inputs (Level 1) as of December 31, 2013	Significant other observable inputs (Level 2) as of December 31, 2013	Significant unobservable inputs (Level 3) as of December 31, 2013
Assets
Mutual investment fund "Reservnyi" (Note 7 and 25)	4,154	—	—
Derivative instruments (Note 21)	—	1,837	—
Liabilities
Derivative instruments (Note 21)	—	(421)	—
Contingent consideration	—	—	(11)
Redeemable noncontrolling interest (Note 27)	—	—	(2,932)

        Changes in the Group's net assets and earnings resulted from recurring fair value measurements of Level 3 assets and liabilities were not significant for the years ended December 31, 2014 and 2013. There were no realized and unrealized gains and losses on Level 3 assets and liabilities for the years ended December 31, 2014 and 2013.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

22. FAIR VALUE MEASUREMENTS (Continued)

        The most significant quantitative inputs used to measure the fair value of redeemable noncontrolling interest as of December 31, 2014 and 2013 are presented in the table below:

	December 31,
Unobservable inputs	2014	2013
Discount rate	15%	12%
Revenue growth rate	0.02 - 0.2% (av. 0.1%)	0.7 - 1.2% (av. 0.9%)
OIBDA margin	44.7 - 46.5% (av. 45.4%)	49.4 - 50.7% (av. 49.8%)

        There were no transfers between levels within the hierarchy for the years ended December 31, 2014 and 2013.

        In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Group records assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. In 2014, an impairment charge of RUB 3,225 million related to equity investment in MTS Bank was recognized in equity net loss / (income) of associates in the accompanying consolidated statements of operations and comprehensive income (Note 15). The impairment reflects the review of the development prospects associated with an economic downturn in Russia. The fair value of equity investment in the amount of RUB 4,857 million was determined based on a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). The key assumptions in the fair value calculations included discount rate of 23.3% and average OIBDA margin of 5%.

        No impairment charges were recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2013.

        An impairment loss of RUB 20,037 million on Uzdunrobita goodwill and long-lived assets was recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012 (Note 4). In 2013 this loss was assigned to discontinued operations.

        The carrying amounts of cash and cash equivalents; short-term investments; accounts receivable; accounts payable and accrued expenses approximate their fair values because of the relatively short-term maturities of these financial instruments.

        The fair value of notes payable is estimated based on quoted prices for those instruments ("Level 1" of the hierarchy established by the U.S. GAAP guidance). As of December 31, 2014 and 2013, the fair value of notes payable, including the current portion, amounted to RUB 96,222 million and RUB 106,668 million, respectively.

        The fair value of bank loans and other debt is estimated using discounted cash flows and market-based expectations for interest rates, credit risk and the contractual terms of the debt instruments ("Level 2" of the hierarchy established by the U.S. GAAP guidance). As of December 31, 2014 and 2013 the fair value of bank loans and other debt, including the current portion, amounted to RUB 162,914 million and RUB 116,356 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

23. ACCRUED LIABILITIES

        Accrued liabilities as of December 31, 2014 and 2013 comprised the following:

	December 31,
	2014	2013
Accruals for services	10,870	9,911
Accrued payroll and vacation	7,670	7,247
Accruals for taxes	6,703	8,355
Interest payable on debt	1,830	1,792
Accruals for payments to social funds	547	369

Total accrued liabilities	27,620	27,674

24. INCOME TAX

        The provision for income taxes for the years ended December 31, 2014, 2013 and 2012 was as follows:

	Years ended December 31,
	2014	2013	2012
Income from continuing operations before provision for income taxes
Russia	55,424	77,502	71,626
Other jurisdictions	13,316	19,186	11,216

Total income from continuing operations before provision for income taxes	68,740	96,688	82,842

Current income tax expense
Russia	5,764	7,557	13,790
Other jurisdictions	4,043	2,405	2,304

Total current income tax expense	9,807	9,962	16,094

Deferred income tax expense/(benefit)
Russia	8,330	8,487	2,312
Other jurisdictions	(1,790)	1,184	978

Total deferred income tax expense	6,540	9,671	3,290

Total provision for income taxes	16,347	19,633	19,384

        The statutory income tax rates in jurisdictions in which the Group operates for the fiscal years of 2014, 2013 and 2012 were as follows: Russia, Armenia—20.0%, Uzbekistan, Turkmenistan—8.0%. During the years ended December 31, 2014, 2013 and 2012 the Ukraine tax rate was 18.0%, 19.0% and 21.0%, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

24. INCOME TAX (Continued)

        The Russia statutory income tax rate reconciled to the Group's effective income tax rate for the years ended December 31, 2014, 2013 and 2012 was as follows:

	2014	2013	2012
Statutory income tax rate for the year	20.0%	20.0%	20.0%
Adjustments:
(Income) / expenses not accepted for tax purposes	2.0	(0.5)	2.0
Change in unrecognized tax benefits	—	—	(0.5)
Settlements with tax authorities	0.6	(0.3)	0.4
Earnings distribution from subsidiaries	4.0	1.8	1.5
Effect of change in tax rate in Ukraine	—	(0.1)	0.2
Loss carryforward utilisation	—	—	(0.3)
Tax rate differential of foreign subsidiaries	(1.9)	(0.5)	—
Recognised change in fair value of derivative financial instruments	(1.0)	0.1	—
Other	0.1	(0.2)	0.1

Effective income tax rate	23.8%	20.3%	23.4%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

24. INCOME TAX (Continued)

        Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Assets / (liabilities) arising from tax effect of:
Deferred tax assets
Accrued expenses for services	7,757	6,291
Depreciation of property, plant and equipment	4,015	1,229
Deferred connection fees	929	1,115
Provision for investment in Delta Bank in Ukraine	925	—
Inventory obsolescence	192	265
Other	—	1,242
Loss carryforward	8,879	5,880
Valuation allowance	(8,438)	(5,504)

Total deferred tax assets	14,259	10,518

Deferred tax liabilities
Depreciation of property, plant and equipment	(17,489)	(12,735)
Other intangible assets	(6,906)	(2,995)
Potential distributions from / to Group's subsidiaries / associates	(5,817)	(4,553)
Licenses acquired	(1,118)	(774)
Customer base	(905)	(1,027)
Debt issuance cost	(348)	(405)
Other	(138)	(436)

Total deferred tax liabilities	(32,721)	(22,925)

Net deferred tax liability	(18,462)	(12,407)

Net deferred tax asset, current	11,206	7,933
Net deferred tax asset, non-current	3,610	862
Net deferred tax liability, long-term	(33,278)	(21,202)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

24. INCOME TAX (Continued)

        The Group has the following significant balances of income tax losses carryforward with related operating losses as of December 31, 2014 and 2013:

		December 31,
		2014		2013
Jurisdiction	Period for carry-forward	Operating losses	Tax losses	Operating losses	Tax losses
Luxembourg (MGTS Finance S.A.)	Unlimited	24,183	7,017	14,064	4,101
Russia (Comstar-Regions and other)	2015 - 2024	9,313	1,862	8,897	1,779

Total		33,496	8,879	22,961	5,880

        Management established the following valuation allowances against deferred tax assets where it was more likely than not that some portion of such deferred tax assets will not be realized:

	December 31,
Valuation allowances	2014	2013
Sale of investment in Svyazinvest	2,875	2,160
Operating loss in Luxemburg (MGTS Finance S.A.)	5,305	3,086
Other	258	258

Total	8,438	5,504

        The following table summarizes the changes in the allowance against deferred tax assets for the years ended December 31, 2014, 2013 and 2012:

	Balance, beginning of the period	Charged to Income tax expense	Impact of foreign currency translation adjustments	Balance, end of the period
Year ended December 31, 2014	5,504	—	2,934	8,438
Year ended December 31, 2013	4,952	258	294	5,504
Year ended December 31, 2012	5,250	—	(298)	4,952

        For the remaining balances for income tax losses carryforward realization is dependent on generating sufficient taxable income prior to expiration of the losses carryforward. Although realization is not assured, management believes that it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        As of December 31, 2014 and 2013, the Group recognized deferred income tax liabilities of RUB 3,118 million and RUB 2,511 million, respectively, for income taxes on future dividend

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

24. INCOME TAX (Continued)

distributions from foreign subsidiaries (MTS Ukraine and K-Telecom) which are based on RUB 40,383 million and RUB 36,245 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated.

        As of December 31, 2014, 2013 and 2012, the Group included accruals for uncertain tax positions in the amount of RUB 285 million, RUB 518 million and RUB 321 million, respectively, as a component of income tax payable.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012
Balance, beginning of the year	518	321	526
Additions based on tax position related to the current year	37	366	—
Additions based on tax positions related to prior years	22	1	66
Additions based on tax of acquired entities	—	—	10
Reduction in tax positions related to prior years	(267)	(170)	(220)
Settlements with tax authorities	(25)	—	(61)

Balance, end of the year	285	518	321

        Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2014, 2013 and 2012 amounted to a reversal of RUB 40 million, a reversal of RUB 53 million and a reversal of RUB 36 million, respectively, and were included in income tax expense in the accompanying consolidated statements of operations and comprehensive income. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totaled RUB 58 million and RUB 97 million as of December 31, 2014 and 2013, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months (Note 30).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

25. RELATED PARTIES

        Related parties include entities under common ownership and control with the Group, affiliated companies and associated companies.

        As of December 31, 2014 and 2013, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2014	2013
Accounts receivable:
Sistema, parent company (Note 15)	3,215	—
MTS Belarus, the Group associate	514	304
MTS Bank, the Group associate	510	128
Sitronics N, a subsidiary of Sistema	121	337
Stream, the Group associate	42	59
NVision Group, subsidiaries of Sistema	16	33
Other related parties	107	104

Total accounts receivable, related parties	4,525	965

Accounts payable:
NVision Group, subsidiaries of Sistema	3,311	1,605
MTS Bank, the Group associate	377	697
MTS Belarus, the Group associate	213	208
Stream, the Group associate	211	99
Maxima, a subsidiary of Sistema	162	307
Smart Cards Group, subsidiaries of Sistema	72	201
Other related parties	328	198

Total accounts payable, related parties	4,674	3,315

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

25. RELATED PARTIES (Continued)

Operating transactions

        For the years ended December 31, 2014, 2013 and 2012, operating transactions with related parties are as follows:

	2014	2013	2012
Revenues from related parties:
MTS Bank, the Group associate (telecommunications and call center services, bank cards distribution commission)	787	378	88
MTS Belarus, the Group associate (roaming and interconnect services)	269	149	209
Medsi Group, subsidiaries of Sistema (telecommunications and call center services)	83	48	28
NVision Group, subsidiaries of Sistema (fixed line services)	82	75	77
Sitronics N, a subsidiary of Sistema (construction of fiber optic link)	7	288	26
Jet Air Group, subsidiaries of Sistema (rent)	4	60	—
Other related parties	140	115	64

Total revenues from related parties	1,372	1,113	492

Operating expenses incurred on transactions with related parties
Maxima, a subsidiary of Sistema (advertising)	1,575	1,757	1,902
Stream, the Group associate (content services)	1,395	711	—
NVision Group, subsidiaries of Sistema (IT consulting)	846	1,083	1,115
MTS Bank, the Group's associate (commission related (income)/expenses)	(406)	413	55
Elavius, a subsidiary of Sistema (transportation services)	399	347	351
MTS Belarus, the Group associate (roaming and interconnect services)	395	278	424
AB Safety, a subsidiary of Sistema (security services)	292	354	344
Jet Air Group, subsidiaries of Sistema (aircraft maintenance)	127	—	—
Other related parties	455	513	423

Total operating expenses incurred on transactions with related parties	5,078	5,456	4,614

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

25. RELATED PARTIES (Continued)

Investing and financing transactions

        During the years ended December 31, 2014 and 2013 the Group made certain investments in related parties. Respective balances are summarized as follows:

	December 31,
	2014	2013
Loans to, promissory notes and investments in shares of related parties:
Short-term investments (Note 7)
Deposits at MTS Bank	—	5,081
Mutual investment fund "Reservnyi", managed by DIK, a subsidiary of Sistema	—	4,154
Sistema Notes due in 2016 (series 04)	534	—
Sistema International Funding S.A. Bonds due 2019, a subsidiary of Sistema	42	—
Loan receivable from Navigation Information Systems, a subsidiary of Sistema	132	—
Loan receivable from Moscow Business Incubator, a subsidiary of Sistema	52	—

Total short-term investments in related parties	760	9,235

Other investments (Note 16)
Promissory notes of Sistema	618	618
Loan receivable from Navigation Information Systems, a subsidiary of Sistema	92	—

Total other investments to related parties	710	618

Investments in shares (Note 16)
Sistema Mass Media, a subsidiary of Sistema	117	117
Other	8	8

Total investments in shares of related parties	125	125

        Open Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group has of loan agreement and maintains certain bank accounts with MTS Bank, an associated company of the Group. As of December 31, 2014 and 2013, the Group's cash position at MTS Bank amounted to RUB 11,687 million and RUB 11,297 million, respectively, including short-term deposits in the amount of RUB 3,482 million and RUB 5,081 million, respectively. Interest accrued on loan receivable, the deposits and cash on current accounts for the years ended December 31, 2014, 2013 and 2012 amounted to RUB 654 million, RUB 742 million and RUB 172 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income. Interest expense on the funds raised from MTS Bank during the years ended December 31, 2014, 2013 and 2012 amounted to RUB nil, RUB nil and RUB 363 million, respectively, and was included as a component of interest expense in the accompanying consolidated statements of operations and comprehensive income.

        During the years ended December 31, 2014, 2013 and 2012, the Group provided telecommunications and call center services to MTS Bank and recognized related revenues in the amount of RUB 787 million, RUB 378 million and RUB 88 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

25. RELATED PARTIES (Continued)

        During the year ended December 31, 2014 the Group provided services related to bank cards distribution and granting of consumer credits to MTS Bank customers and recognized the related income in the amount of RUB 541 million in the accompanying consolidated statements of operations and comprehensive income. The amount represents agency fees after the cross-fines deduction. During the year ended December 31, 2013 the Group incurred expenses under the same contract in the amount of RUB 331 million which represent the excess of cross-fines over agency fees.

        During the years ended December 31, 2014, 2013 and 2012, the Group incurred commission expenses and cash collection fees in the amount of RUB 135 million, RUB 82 million and RUB 55 million, respectively.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals (Note 16). The note is interest free and repayable in 2017. As of December 31, 2014 and 2013, the amount receivable of RUB 618 million and RUB 618 million was included in other investments in the accompanying consolidated statements of financial position.

        In April 2014 the Group sold a 49% stake in Business-Nedvizhimost to Sistema for a consideration of RUB 3.1 billion to be paid by the end of July 2015 (Note 15). As of December 31, 2014, the accounts receivable in the accompanying consolidated statements of financial position amounted to RUB 3.2 billion. The related interest accrued in the amount of RUB 125 million was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2014.

        In October 2014 the Group acquired 2,501,350 Sistema Notes due 2016 (series 04) and 1,000 Sistema International Funding S.A. Bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value with changes recognized in accumulated other comprehensive income. For the year ended December 31, 2014, the unrealized gain recognized in accumulated other comprehensive income amounted to RUB 6 million. The interest income accrued for the year ended December 31, 2014 amounted to RUB 9 million and was included as a component of interest income in the accompanying consolidated statements of operations and comprehensive income.

        Leader-Invest—In October 2014, the Group sold a building to Leader-Invest, a subsidiary of Sistema, for a cash consideration of RUB 508 million. The disposal was accounted for as a transaction under common control with a RUB 245 million gain recognized directly in equity.

        Disposal group held for sale to related party—In February 2015, the Group sold a 51% stake in Rent Nedvizhimost to Sistema, for RUB 4.3 billion of which RUB 3.8 billion is due before December 31, 2018 and bears interest of 12%-interest p.a. As of December 31, 2014 the Group classified the assets and liabilities of Rent Nedvizhimost as held for sale (Note 10).

        Doveritelnaja Investizionnaja Kompanija ("DIK")—In April and May 2013, the Group invested RUB 4.0 billion in Mutual investment fund "Reservnyi" managed by DIK, a subsidiary of Sistema. The investment was sold in April 2014 for RUB 4,165 million. The realized gain of RUB 165 million was

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

25. RELATED PARTIES (Continued)

recognized as a component of other expenses (net) in the accompanying consolidated statements of operations and comprehensive income.

        Investments in ordinary shares—As of December 31, 2014 and 2013 the Group had several investments in shares of subsidiaries and affiliates of Sistema totaling RUB 125 million and RUB 125 million, respectively, included in other investments in the accompanying consolidated statements of financial position. The most significant investment is a 2.356% stake in Sistema Mass-Media, a subsidiary of Sistema.

        Liabilities to related parties—As of December 31, 2014 the Group held several bills of exchange and loans issued by Sistema Mass-Media in the amount of RUB 867 million. Interest accrued in the amount of RUB 41 million was included in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2014.

        Smart Cards Group—During the years ended December 31, 2014, 2013 and 2012, the Group purchased from Smart Cards Group, subsidiaries of Sistema, SIM cards and prepaid phone cards for approximately RUB 267 million, RUB 765 million and RUB 842 million, respectively.

        NVision Group—During the years ended December 31, 2014, 2013 and 2012, the Group acquired from NVision Group, subsidiaries of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately RUB 9,819 million, RUB 13,394 million, RUB 12,898 million, respectively, and incurred expenses of RUB 846 million, RUB 1,083 million, RUB 1,115 million, respectively, under an IT consulting agreement.

        As of December 31, 2014 and 2013, the advances given to NVision Group amounted to RUB 274 million and RUB 496 million, respectively. These amounts were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

26. STOCKHOLDERS' EQUITY

        Share capital—The Company's charter capital is composed of 2,066,413,562 ordinary shares of which 1,988,912,130 and 1,988,831,184 were outstanding as of December 31, 2014 and 2013, respectively. The total shares in treasury stock comprised 77,501,432 and 77,582,378 as of December 31, 2014 and 2013, respectively.

        Each ADS represents 2 ordinary shares. As of December 31, 2014, the Group had repurchased 33,997,667 ADSs.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. STOCKHOLDERS' EQUITY (Continued)

        Noncontrolling interest—The Group's equity was affected by changes in the respective subsidiaries' ownership interests as follows:

	Years ended December 31,
	2014	2013	2012
Net income attributable to the Group	51,822	79,839	29,642
Transfers from the noncontrolling interest
Increase in own equity due to acquisition of own shares by MGTS	—	—	57
Decrease in own equity due to acquisition of noncontrolling interest in Teleservice	(23)	—	—

Net transfers from the noncontrolling interest	(23)	—	57

Net income attributable to the Group and transfers from the noncontrolling interest	51,799	79,839	29,699

        Accumulated other comprehensive loss—The following table represents changes in the balances of accumulated other comprehensive loss by components for the year ended December 31, 2014 and 2013:

	Currency translation adjustment		Unrealized (gains) / losses on derivatives	Unrecognized actuarial (gains) / losses	Accumulated other comprehensive (income) / loss
Balance at January 1, 2013	13,224		(21)	473	13,676
Other comprehensive loss / (income)	6,657		(861)	—	5,796
Less: tax expense	—		172	—	172
Amounts reclassified to net income	(3,682	)(1)	(945)	(220)	(4,847)
Less: tax expense	—		189	44	233

Net other comprehensive loss / (income)	2,975		(1,445)	(176)	1,354

Balance at December 31, 2013	16,199		(1,466)	297	15,030
Other comprehensive income	(5,925)		(17,363)	(82)	(23,370)
Less: tax expense	—		2,894	16	2,910
					—
Amounts reclassified to net income	—		14,002	70	14,072
Less: tax expense	—		(2,334)	(14)	(2,348)

Net other comprehensive loss / (income)	(5,925)		(2,801)	(10)	(8,736)

Balance as of December 31, 2014	10,274		(4,267)	287	6,294

(1)
The currency translation adjustment of RUB 3,682 million included as income from discontinued operations in consolidated statement of operations and comprehensive income.

        Dividends—In 2013, the Board of Directors approved a dividend policy, whereby the Group shall aim to make minimum dividend distribution payments to shareholders for the calendar years 2013-2015 in the amount of at least 75% of free cash flow for the relevant financial period but not less than RUB 40.0 billion per year. Free cash flow is defined by cash flows from operating activities less cash

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. STOCKHOLDERS' EQUITY (Continued)

paid (received) for acquisition or disposal of property, plant and equipment, intangible assets and other adjustments.

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

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2014, 2013 and 2012 that is distributable under Russian legislation totaled RUB 28,373 million,RUB 55,999 million and RUB 42,949 million, respectively.

        The following table summarizes the Group's declared cash dividends in 2014, 2013 and 2012 years:

	2014	2013	2012
Dividends declared (including dividends on treasury shares of 1,922 and 1,538 and 1,140, respectively)	51,247	40,956	30,397
Dividends, RUB per ADS	49.60	39.64	29.42
Dividends, RUB per share	24.80	19.82	14.71

        As of December 31, 2014 and 2013, dividends payable were RUB 19.5 million and RUB 57.0 million, respectively.

        MGTS' preferred stock—MGTS, a subsidiary of MTS, had 15,574,492 preferred shares outstanding as of December 31, 2014 and 2013.

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

        In June 2014 at MGTS' annual shareholders meeting the decision was made to pay dividends on preferred and common shares for 2013 in the amounts of RUB 1,216 million and RUB 1,217 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

26. STOCKHOLDERS' EQUITY (Continued)

        In June 2013 and 2012, at MGTS' annual shareholders meeting the decision was made not to pay dividends on preferred shares for 2012 and 2011. Therefore the holders of preferred shares obtained voting rights.

        As of December 31, 2014 and 2013, dividends payable were RUB 17.8 million and RUB 48.6 million, respectively.

27. REDEEMABLE NONCONTROLLING INTEREST

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement (Note 16) up to December 31, 2016. The call option can be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The noncontrolling interest was measured at fair value using a discounted cash flow technique and amounted to RUB 3,192 million and RUB 2,932 million as of December 31, 2014 and 2013, respectively (Note 22). The fair value was determined based on unobservable inputs ("Level 3" of the hierarchy established by the U.S. GAAP guidance).

28. GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31, 2014, 2013 and 2012 comprised the following:

	Years ended December 31,
	2014	2013	2012
Salaries and social contributions	49,113	45,790	40,486
Rent	16,220	14,677	13,334
General and administrative	8,057	7,955	8,016
Repair and maintenance	6,875	6,217	6,364
Taxes other than income	5,913	6,374	5,422
Consulting expenses	2,192	1,569	1,689
Billing and data processing	2,070	2,035	1,726
Inventory obsolescence	357	660	759
Insurance	174	181	181

Total general and administrative expenses	90,971	85,458	77,977

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

29. SEGMENT INFORMATION

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services.

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed PSTN operator in Moscow and is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        The segments are organized and managed separately based on the nature of products and services, regulatory environments and geographic areas.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Uzbekistan, Turkmenistan, Sputnikovoe TV and the headquarters.

        Other unallocated expenses such as interest (income) / expense, equity in net income of associates, other (income) / expenses and currency exchange and transaction loss / (gain) are shown for purposes of reconciling the Group's segment measure, segment net operating income, to the Group's consolidated total for each of the periods presented.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

        In 2014, the Group ceased presenting Russia convergent and Moscow fixed line as one reporting segment. Management has determined that disaggregation may help users of the financial statements better understand the Group's future performance. Related financial information has, therefore, been retrospectively restated.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

29. SEGMENT INFORMATION (Continued)

        Financial information by reportable segment is presented below:

	Years ended December 31,
	2014	2013	2012
Net operating revenues from external customers:
Russia convergent	336,099	317,437	303,478
Moscow fixed line	35,938	35,493	33,293
Ukraine	29,064	37,665	36,118
Other	9,657	7,848	5,351

Total net operating revenues from external customers	410,758	398,443	378,240

Including revenue from mobile services	352,964	339,883	322,517
Including revenue from fixed line services	57,794	58,560	55,723

Intersegment operating revenues:
Russia convergent	4,633	3,638	2,513
Moscow fixed line	4,886	4,831	4,563
Ukraine	3,722	2,067	1,604
Other	1,541	1,281	1,031

Total intersegment operating revenues	14,782	11,817	9,711

Depreciation and amortization expense:
Russia convergent	57,773	57,655	51,994
Moscow fixed line	7,609	5,182	4,251
Ukraine	6,780	8,896	9,571
Other	2,619	1,588	2,104
Intercompany eliminations	(71)	(68)	(10)

Total depreciation and amortization expense	74,710	73,253	67,910

Segment net operating income:
Russia convergent	85,964	79,199	76,832
Moscow fixed line	13,601	15,678	14,938
Ukraine	3,390	11,745	9,647
Other	(559)	(4,810)	(7,625)
Intercompany eliminations	(47)	(54)	(8)

Segment net operating income	102,349	101,758	93,794

Net operating income	102,349	101,758	93,794
Currency exchange and transaction loss / (gain)	18,024	5,473	(3,952)
Interest income	(4,519)	(2,793)	(2,588)
Interest expense	16,453	15,498	17,673
Equity in net loss / (income) of associates	2,880	(2,472)	(869)
Other expense / (income), net	771	(10,636)	688

Income from continuing operations before provision for income taxes	68,740	96,688	82,842

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

29. SEGMENT INFORMATION (Continued)

	Years ended December, 31
	2014	2013
Additions to long-lived assets:
Russia convergent	86,456	55,939
Moscow fixed line	13,649	14,121
Ukraine	5,103	8,856
Other	8,234	1,951

Total additions to long-lived assets	113,442	80,867

	December 31,
	2014	2013
Long-lived assets(1):
Russia convergent	276,896	246,422
Moscow fixed line	64,992	61,812
Ukraine	18,546	24,107
Other	37,825	12,648

Total long-lived assets	398,259	344,989

Total assets:
Russia convergent	439,950	355,203
Moscow fixed line	78,468	75,929
Ukraine	42,988	38,586
Other	47,521	15,806

Total assets	608,927	485,524

(1)
Comprises of property, plant and equipment, licenses, goodwill and other intangible assets.

        Financial information by geographic areas is presented below:

	Years ended December 31,
	2014	2013	2012
Net operating revenues from external customers:
Russia	372,080	352,930	336,771
Other	38,678	45,513	41,469

Total net operating revenues from external customers	410,758	398,443	378,240

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

29. SEGMENT INFORMATION (Continued)

	December 31,
	2014	2013
Long-lived assets:
Russia	347,994	308,336
Other	50,265	36,653

Total long-lived assets	398,259	344,989

        Revenues from external customers and long-lived assets are allocated to individual countries by location of operations.

        None of the MTS Group's customers exceeds 10% of consolidated revenue.

30. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2014, the Group had entered into purchase agreements of approximately RUB 41,798 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2064. Rental expenses under the operating leases of RUB 16,220 million, RUB 14,677 million and RUB 13,334 million for the years ended December 31, 2014, 2013 and 2012, respectively, are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. Rental expenses under the operating leases of RUB 7,860 million, RUB 7,583 million and RUB 7,207 million for the years ended December 31, 2014, 2013 and 2012, respectively, are included in cost of services in the accompanying consolidated statements of operations and comprehensive income. Future minimum lease payments due under these leases for the five years ending December 31, 2019 and thereafter are as follows:

Payments due in the years ended December 31,
2015	5,172
2016	691
2017	384
2018	269
2019	222
Thereafter	1,700

Total	8,438

        Taxation—Russia and other CIS countries currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than those typically found in countries with more developed tax systems.

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2014, tax declarations of MTS OJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review. In December 2014 tax authorities commenced review of tax declarations of MTS OJSC and Comstar-Regions CJSC for the years ended December 31, 2013 and 2012.

        In December 2010, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2007 and 2008. Based on the results of this audit, the Russian tax authorities determined that RUB 353.9 million in additional taxes, penalties and fines were payable by the Group. The resolution did not come into force as the Group prepared and filed a petition with the Federal Tax Service to declare the tax authorities' resolution to be invalid. In September 2011, the Federal Tax Service partially satisfied the Group's petition, decreasing the amount of additional taxes, penalties and fines payable by the Group by RUB 173.9 million. The Group filed an appeal for RUB 84.2 million of the remaining RUB 180.0 million with the Moscow Arbitrate Court. In August 2013, the Moscow Arbitrate Court issued a ruling to partly grant the Group's claim, which was subsequently confirmed by the Arbitrate Appeal Court in November 2013. However, the Group appealed the decision of the Arbitrate Appeal Court in the Federal Arbitrate Court of Moscow District, which issued a ruling to partly grant the Group's claim in March 2014. No further actions were taken by the Group in respect of remaining RUB 137.1 million.

        In June 2013, the Russian tax authorities completed a tax audit of MTS OJSC for the years ended December 31, 2009, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 253.4 million in additional taxes, penalties and fines were payable by the Group. The claim was accrued in full amount in the consolidated financial statements for the year ended December 31, 2013, including RUB 83.0 million in provision for income taxes and RUB 170.4 million in other operating expense and final amounts due were paid in January 2014. In December 2013, the Group appealed the resolution of this assessment to the Federal Tax Service. The Federal Tax Service refused to grant the appeal. The Group did not submit further appeals.

        The Group purchases supplemental software from foreign suppliers of telecommunications equipment in the ordinary course of business, which is subject to customs regulation. In addition pricing of revenue and expenses between each of the Group's subsidiaries and various discounts and bonuses to the Group's subscribers in the course of performing its marketing activities may be subject to transfer pricing rules. Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2014 and 2013, the provision accrued for taxes other than income tax and customs settlements amounted to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

RUB 2,999 million and RUB 2,278 million, respectively, and was included in accrued liabilities in the accompanying consolidated statements of financial position. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with FASB ASC 740, Income Taxes, totaled RUB 342 million and RUB 615 million as of December 31, 2014 and 2013, respectively, and was included in income tax payable in the accompanying consolidated statements of financial position. However, the risk remains that the relevant tax and customs authorities could take differing positions with regard to interpretive issues and the effect could be significant. The Federal Customs Service is currently reviewing MTS OJSC activities, which are subject to customs regulations, for the years ended December 31, 2014, 2013 and 2012.

        Licenses—In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, commencing from January 1, 2013, and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least RUB 15 billion annually toward the LTE roll-out until the network is fully deployed. Management believes that as of December 31, 2014 the Group is in compliance with these conditions.

        In May 2007, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media awarded MTS a license to provide 3G services in Russia. The 3G license was granted subject to certain capital and other commitments. Management believes that as of December 31, 2014 the Group complied with these conditions.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

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

        In June 2013, an agreement was reached between Altimo, Altimo Holdings, MTS OJSC, MTS Finance, Nomihold and other associated parties to settle all disputes that have arisen from investments in Bitel ("the Agreement"). The Agreement covers matters involving a number of parties and legal proceedings, including those in the Isle of Man, London, Luxembourg and other jurisdictions. Pursuant to the Agreement all proceedings between the parties and their associated parties have been discontinued and waived, and MTS OJSC received a total payment of RUB 4,909 million ($150 million at exchange rates at the dates of payments) ("Settlement Payment"). All parties made the necessary submissions to the respective courts and tribunals to document the settlement, which, among other actions, fully discharged any and all outstanding obligations under the Award rendered by LCIA against MTS Finance in January 2011, as well as settled the tripartite LCIA arbitration between MTS OJSC, MTS Finance and Nomihold and a tort action filed by Nomihold against MTS OJSC in the English Courts.

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

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

30. COMMITMENTS AND CONTINGENCIES (Continued)

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

        Potential adverse effects of economic instability and sanctions—In 2014 political and economic sanctions were introduced by the EU, US and other countries targeting certain Russian economic sectors. There is significant uncertainty regarding the extent and timing of further sanctions. Also, Russian Ruble has materially depreciated against the U.S. Dollar and Euro and ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17%.

        These factors resulted in a higher cost of capital, increased inflation and uncertainty regarding further economic growth, which could have a negative impact on the Group's business including ability to obtain financing on commercially reasonable terms. Management believes it is taking the appropriate measures to support the sustainability of the Group's business in the current circumstances. The Group has a hedging policy in place, which partly mitigated variability of cash outflows, denominated in foreign currencies.

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

31. SUBSEQUENT EVENTS

        Disposal of Intellect Telecom—In January 2015, the Group sold its investment in Intellect Telecom to Sistema for a cash consideration of RUB 344 million.

        Disposal of Rent-Nedvizhimost—In February 2015, the Group sold 51% stake in Rent-Nedvizhimost to Sistema for RUB 4.3 billion. The Group classified the associated assets and liabilities as "held for sale" as of December 31, 2014 (Note 10).

        Acquisition of Navigation Information Systems—In January 2015, the Group acquired 89.53% of Navigation Information Systems from Sistema for RUB 44 million. NIS is the leading systems

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in millions of Russian Rubles, unless otherwise stated)

31. SUBSEQUENT EVENTS (Continued)

integrator for GLONASS satellite projects. The acquisition allows the Group to develop its proprietary technological platform for machine-to-machine solutions.

        Acquisition of 3G license in Ukraine—In February 2015, MTS-Ukraine won a tender to acquire a nationwide license for the provision of 3G telecommunications services. The license with the cost of UAH 2,715 million (RUB 6,015 million at the acquisition date) has been granted for 15 years. In accordance with the terms of the license MTS-Ukraine is required to launch provision of 3G services in all of the regional centers across Ukraine within 18 months upon allocation of the license.

        Insolvency of Kyivska Rus Bank in Ukraine—On March 19, 2015, The National Bank of Ukraine adopted a resolution declaring Kyivska Rus Bank to be insolvent. As of December 31, 2014, the Group held RUB 1,170 million in deposits in the bank. Management determined that this announcement did not provide evidence related to conditions existing as of December 31, 2014, and therefore consider the announcement to be a nonrecognized subsequent event.