Form 20-F
period 2015-12-31
MOBILE TELESYSTEMS PJSC
filed 2016-04-20
CIK 1115837

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission file number 333-12032

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation
(Address of Principal Executive Offices)

Joshua B. Tulgan
Director, Corporate Finance and Investor Relations
Mobile TeleSystems PJSC
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

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 1,211,495,895 ordinary shares, par value 0.10 Russian rubles each and 388,698,252 American Depositary Shares as of December 31, 2015.

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

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☒

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

i

        Unless otherwise indicated or unless the context requires otherwise, references in this document to (i) "MTS," "the Group," "we," "us," or "our" refer to Mobile TeleSystems Public Joint Stock Company and its subsidiaries; (ii) "MTS Ukraine" is to MTS Ukraine Private Joint Stock Company (formerly CJSC Ukrainian Mobile Communications), our Ukrainian subsidiary which works under Vodafone brand; (iii) "Uzdunrobita" is to our former subsidiary in Uzbekistan, which was deconsolidated in 2013; (iv) "MTS-Turkmenistan" our Turkmenistan subsidiary and "BCTI" are to Barash Communication Technologies, Inc., our former Turkmenistan subsidiary; (v) "Comstar" or "Comstar-UTS" are to COMSTAR—United TeleSystems, our former fixed line subsidiary, which was merged into MTS PJSC in 2011; (vi) "MGTS" is to Moscow City Telephone Network, our Moscow public switched telephone network ("PSTN") fixed line subsidiary; and (vii) "K-Telecom" or "VivaCell-MTS" are to K-Telecom CJSC, our Armenian subsidiary; and (viii) "UMS" is to Universal Mobile Systems LLC, our newly established subsidiary in Uzbekistan; and (ix) "Sistema" is to Sistema Joint-Stock Financial Corporation, our majority shareholder. We refer to Mobile TeleSystems LLC, our 49% owned equity investee in Belarus, as "MTS Belarus." We refer to MTS Bank PJSC, our 27% owned equity investee as "MTS Bank." As MTS Belarus and MTS Bank are equity investees, our revenues and subscriber data do not include MTS Belarus and MTS Bank.

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

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	60.96	72.88

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2015	60.22	55.48
August 2015	70.75	60.35
September 2015	68.79	65.35
October 2015	65.94	61.15
November 2015	66.63	63.40
December 2015	72.88	66.26
January 2016	83.59	72.93
February 2016	79.50	75.09
March 2016	75.90	67.61

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 20, 2015 was 65.65 rubles per U.S. dollar.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        We adopted International Financial Reporting Standards ("IFRS") starting from the fiscal year ended December 31, 2015 by applying IFRS 1, First-Time Adoption of International Financial Reporting Standards. The date of transition to IFRS is January 1, 2014. Our consolidated financial statements for the years ended December 31, 2014 were originally prepared in accordance with U.S. GAAP and were restated in accordance with IFRS. This is the first time our financial statements included in this documents are prepared in accordance with IFRS. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 4 to our consolidated financial statements.

        Pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2015 and 2014 as presented under IFRS.

        The selected financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, "Item 3. Key Information—D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects." Certain industry and operating data are also provided below.

	Years Ended December 31,
	2014	2015
	(Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of profit or loss data:
Services revenue	381,245	390,690
Sales of goods	29,535	40,542

Total operating revenues	410,780	431,232
Operating expenses:
Cost of services	119,567	130,592
Cost of goods	25,450	36,580
Selling, general and administrative expenses	88,275	89,302
Depreciation and amortization	75,021	82,473
Operating share of the profit of associates	(3,458)	(3,457)
Provision for investment in distressed Ukrainian banks	5,138	1,698
Gain from re-entrance into Uzbekistan	(6,734)	—
Impairment of goodwill in Armenia	—	3,516
Other expenses(1)	1,819	2,669

Operating profit	105,702	87,859

Finance income	(4,519)	(8,368)
Finance costs	17,260	26,630
Non-operating share of the loss of associates	6,538	3,781
Change in fair value of financial instruments	95	(1,014)

	Years Ended December 31,
	2014	2015
	(Amounts in millions of Russian rubles, except share and per share amounts, industry and operating data and ratios)
Other expenses/(income), net	936	(56)
Currency exchange loss	17,911	6,213

Profit before tax	67,481	60,673

Income tax expense	15,985	13,269

Profit for the period	51,496	47,404

Attributable to:
Owners of the company	51,306	49,489
Non-controlling interests	190	(2,085)
Dividends declared(2)	51,247	52,011
Earnings per share, basic and diluted, RUB	25.8	24.9
Annual Dividends declared per share, rubles	24.8	25.2
Semi—annual Dividends declared per share, rubles	6.2	5.6
Number of common shares outstanding	1,988,912,130	1,988,892,399
Weighted average number of common shares outstanding—basic	1,988,757,022	1,988,728,000
Weighted average number of common shares outstanding—diluted	1,988,757,022	1,988,728,000
Consolidated statement of cash flows data:
Cash provided by operating activities	158,979	144,088
Cash used in investing activities	(105,008)	(145,356)
(of which capital expenditures)(3)	(91,929)	(106,537)
Cash used in financing activities	(33,212)	(27,595)
Consolidated statement of financial position (end of period):
Cash, cash equivalents and short-term investments	71,352	83,304
Property, plant and equipment, net	299,023	302,662
Total assets	599,304	653,378
Total debt (long-term and short-term)(4)	289,965	345,869
Total shareholders' equity	178,622	168,371
Common stock less treasury stock	(24,257)	(24,261)
Financial ratios (end of period):
Total debt/total capitalization(5)	61.9%	67.3%
Mobile industry and operating data:(6)
Mobile penetration in Russia (end of period)	164%	172%
Mobile penetration in Ukraine (end of period)	138%	137%
Mobile subscribers in Russia (end of period, thousands)(7)	74,562	77,277
Mobile subscribers in Ukraine (end of period, thousands)(7)	20,221	20,431
Overall market share in Russia (end of period)	31%	31%
Overall market share in Ukraine (end of period)	34%	35%
Average monthly usage per subscriber in Russia (minutes)(8)	372	381
Average monthly usage per subscriber in Ukraine (minutes)(8)	554	508
Average monthly service revenue per subscriber in Russia(9), rubles	338	326
Average monthly service revenue per subscriber in Ukraine(9), rubles	129	114
Subscriber acquisition costs in Ukraine(10), rubles	185	220
Churn in Russia(11)	41.0%	39.6%
Churn in Ukraine(11)	34.2%	24.5%

(1)
"Operating expenses" consist mainly of allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

(2)
Dividends declared in each of the years ended December 31, 2014 and 2015 consisted of dividends in respect of the prior fiscal year (i.e., in respect of each of the years ended December 31, 2013 and 2014, respectively) and semiannual dividends in respect of the current fiscal year (RUB 12,812 million and RUB 11,592 million, respectively). Amounts include dividends on treasury shares RUB 1,996 million and RUB 435 million in respect of the years ended December 31, 2014 and 2015, respectively. At a meeting held on April 8, 2016, the Board recommended that an annual general meeting of shareholders approve annual dividends of RUB 14.01 per ordinary MTS share (RUB 28.02 per ADS), or a total of approximately RUB 28.0 billion, based on the full-year 2015 financial results.

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

        Investors in emerging markets such as the Russian Federation, Armenia, Ukraine, Turkmenistan, Kyrgyzstan, Uzbekistan and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases, significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation, Ukraine and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

        Global financial or economic crises or even financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the Chinese economic decline and the dramatic fall in oil prices, as well as the current crisis in Ukraine and deteriorating conditions of the Russian economy. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a decrease in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the current crisis in Ukraine, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia and Ukraine. For example, see "—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations," and "—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations." Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

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

        The wireless telecommunications services markets in which we operate are highly competitive, particularly in Russia and Ukraine, where mobile penetration exceeds 100%. We also face increased competition in our cable TV and fixed line business, while the market for fixed line communications services in Russia is rapidly evolving and becoming increasingly competitive. Competition is generally based on price, product functionality, range of service offerings and customer service.

        Generally, increased levels of competition, including from the potential entry of new mobile operators, government-backed operators, mobile virtual network operators and alternative fixed line operators in the markets where we operate, as well as the strengthening of existing operators, increased use of Internet protocol telephony and other services, provided by the internet, may adversely affect our ability to increase the number of subscribers. This in turn could result in reduced operating margins and a loss of market share, as well as necessitating different pricing, service or marketing policies, which may have a material adverse effect on our business, financial condition and results of our operations.

Competition in the Russian market

        Our principal wireless competitors in Russia are Public Joint Stock Company "Vimpel Communications" or "VimpelCom" (formerly Open Joint Stock Company "Vimpel Communications") and Public Joint Stock Company MegaFon or "MegaFon" (formerly Open Joint Stock Company "MegaFon"). We also face competition from several regional operators as well as from the fourth federal cellular operator established on the basis of Tele2 Russia and mobile assets of Public Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" or "Rostelecom" (formerly Open Joint Stock Company "Rostelecom").

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

        On August 6, 2014, it was declared that Tele2 Russia and Rostelecom closed the deal on integration of mobile assets. Therefore, the companies ended legal procedures on setting up a federal mobile operator on the basis of Tele 2 Russia that provided telecommunication services to over 38 million subscribers in more than 60 regions.

        In October 2015, joint venture, LLC "T2 RTK Holding" launched its network for commercial use in the Moscow region. The company is currently one of the important players in the mobile telecommunications market with market shares in Russia and in Moscow of 14% and 0.2%, respectively, as of September 30, 2015, according to AC&M-Consulting. Should further expansion of Tele2 continue it might materially adversely affect our business, financial condition and results of operations.

        In addition, mass media previously reported that Antares Group was trying to obtain extra bands for development of a fourth generation network (LTE) in the 1900 MHz range. In case Antares Group is granted extra frequencies in the future, this may lead to the establishment of a new LTE operator in Russia and increased competition in the data transmission services market.

        According to TMT Consulting, Rostelecom controls 70% of all fixed line telecommunications services in Russia. The emergence of Rostelecom as an integrated nationwide provider of fixed line local and long distance communications services as well as its reorganized business holdings in mobile communications services may significantly increase competition in our markets. In particular, a new mobile operator involving this state-controlled group may receive favorable pricing terms to interconnect from the regional fixed line operators within its group, putting us at a competitive disadvantage. See also "—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

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

Competition in the foreign markets of our operation

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

        The competitive situation for our services in Ukraine is influenced by the launch of 3G/UMTS services, as well as by the prolongation of the Contract on strategic partnership with Vodafone signed on October 15, 2015. Through cooperation with Vodafone, MTS Ukraine started operating in Ukraine under the Vodafone brand. The competitive situation may be also influenced by the introduction of a mobile number portability ("MNP") service (however the terms of MNP implementation are still unknown). Provisions regarding MNP are already in force in Russia, see also "—Legal Risks and Uncertainties—Regulatory changes in Russia, including the reduction of settlement rate, regulation of other inter-carrier and subscriber tariffs, the mobile number portability principle and others, as well as regulatory changes at the international level may have a material adverse effect on our financial condition and results of operations."

        In Belarus, our associate MTS Belarus faces increasing competition and aggressive pricing from Best CJSC, a subsidiary of System Capital Management and Turkcell Iletisim Hizmetleri A.S. ("Turkcell") operating in Belarus under the "life:)" brand. Additionally, in 2011, the government of Belarus announced its intention to hold a public tender to privatize a 51% ownership interest in MTS Belarus with an opening price of approximately RUB 29.4 billion. The public tender was scheduled to be held on December 23, 2011, but was cancelled due to a lack of bidders. The latest attempt to find an investor for the 51% state-owned stake in MTS Belarus took place in February 2014. However, it did not proceed due to the same reason, lack of bidders. A date for the next tender has not yet been specified. The terms of share disposal have not yet been determined, although it may be conducted either through a public tender or by entering into a direct contract with a particular purchaser. If we are unable to acquire this ownership interest at a commercially reasonable price, or if it is acquired by one of our competitors, it may impact our competitive position and results of operations in Belarus.

        We also face competition in Armenia. In 2009, France Telecom operating under the Orange brand entered the Armenian telecommunications market and began offering voice and data transmission services, as well as mobile phones at highly competitive prices. On July 22, 2015, Orange announced leaving the Armenian market and 100% of Orange Armenia shares were sold to Armenian internet service provider, Ucom. The transaction was approved by the Public Services Regulatory Commission of the Republic of Armenia on August 20, 2015 and 12 months after entering into transaction Ucom will continue rendering voice and internet services under the Orange Armenia brand.

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

        As disclosed in our public filings, in March 2014, we received requests for the provision of information from the United States Securities and Exchange Commission and the United States Department of Justice relating to an investigation of the Group's former subsidiary in Uzbekistan. See also Note 29 to our audited consolidated financial statements. MTS is cooperating with those agencies and has provided and is continuing to provide information in response to their requests. We cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant. Any investigation of any potential violations of the FCPA, the UK Bribery Act or other anti-corruption laws by the US, the UK or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

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

        Sistema has a significant amount of outstanding debt. As of December 31, 2015, Sistema had consolidated indebtedness of approximately RUB 14,643 million of short-term debt, RUB 128,014 million comprising the short-term portion of its long-term debt, and RUB 414,103 million of long-term debt (net of the short-term portion). At the corporate level, Sistema had approximately RUB 191 million of short-term debt, RUB 25,769 million comprising the short-term portion of its long-term debt, and RUB 90,846 million of long-term debt (net of the short-term portion). Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

        Our shareholders approved semi-annual dividends for 2014 in the amount of RUB 12,812 million. In 2015, our shareholders approved annual dividends for 2014 in the amount of RUB 40,418.86 million and semi-annual dividends for 2015 in the amount of RUB 11,592.58 million.

        Annual dividends are calculated at the exchange rate on the date when dividends are declared at the General Meeting of Shareholders. The indentures relating to our outstanding notes and other debt do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, our credit rating may decrease, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected. Furthermore, our credit ratings can be and have been affected in the past by Sistema's activity and credit ratings.

Failure to effectively implement our geographic expansion strategy as well as difficulties with operational management of the acquired businesses could hamper our continued growth and profitability.

        Our continued growth depends, in part, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Our acquisitions may occur in countries that represent new operating environments for us and, in many instances, may be located a great distance from our corporate headquarters in Russia. We therefore may have less control over their activities. We may also face uncertainties with respect to the operational and financial needs of these businesses, and may, in the course of our acquisitions, incur additional debt to finance the acquisitions and/or take on substantial existing debt of the acquired companies. In addition, we anticipate that the countries into which we may expand will be emerging markets and, as with countries of our current presence, subject to greater political, economic, social and legal risks than more developed markets.

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

        We have expanded our business through a number of acquisitions. We will continue to evaluate opportunities to acquire, invest in or merge with other existing operators or license holders in the CIS and in growing markets outside the CIS, as well as other complementary businesses.

        Prior to 2009, most of our acquisitions were of regional operators with a focus on expanding our network and subscriber footprint. Following acquisition of a majority stake in Comstar in 2009, we expanded into the fixed line communications market. Upon completion of the transaction with Comstar in 2011, we also obtained full control over MGTS, a PSTN operator in Moscow. In 2010, we acquired Sistema Telecom in order to obtain full control over our logos. In 2011 and 2012, our acquisitions focus shifted to acquiring a minority stake in a subsidiary company of Multiregion JSC and other regional cable TV and broadband providers in furtherance of our strategy to become a provider of integrated telecommunications services. In 2014 and 2015, our acquisition focus also covered regional mobile operators, as well as one of the largest system integrators and complex IT solutions providers in Russia, NVision Group JSC ("Nvision Group").

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

  •
  competition risks;

  •
  more onerous government regulation;

  •
  potential loss of key assets of the acquired company;

  •
  potential loss of key employees of the acquired company;

  •
  potential write-offs of acquired assets; and

  •
  lawsuits arising out of disputes over ownership of acquired assets and/or the enforcement of indemnities relating to the title to such assets.

        For example, in 2014, an impairment charge related to equity investment in MTS Bank was recognized in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. See Note 8 to our audited consolidated financial statements. For other examples, including impairment of goodwill in Armenia, see Note 14 to our audited consolidated financial statements.

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

        In April 2013, we acquired a 25.095% stake in MTS Bank. In 2013, we also signed a profit-sharing agreement whereby we and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. The MTS Dengi project launched by us and MTS Bank is aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. If the risks associated with participating in the banking sector lead to our inability to receive the expected profits from MTS Dengi project it could have an adverse effect on our financial statements and results of operations. Within the last quarter of 2014, the Group increased its interest in MTS Bank to 27.0% through participation in an additional share issue of MTS Bank, and paid RUB 3,639 million for shares acquired. As a participant of the state recapitalization program, in the end of 2015 MTS Bank received federal loan bonds for total value of RUB 7.25 billion from the Deposit Insurance Agency. In 2016, Sistema and MTS participated in the additional share issuance of MTS bank in proportion to our current direct ownership stakes. MTS signed a binding agreement with MTS Bank, through which we acquired 946,347 ordinary shares of the MTS Bank's additional shares issuance for RUB 1.3 billion. As a result of the transaction, Group's ownership stake in MTS Bank decreased from 27.0% to 26.8%. See Note 30 to our audited consolidated financial statements.

        In April 2014, we acquired a 10.82% stake in OZON Holdings Limited ("OZON"), the Russian e-commerce company, through an additional share issuance for RUB 2,702 million. The acquisition is aimed to provide exclusive access to OZON's sales channels for MTS's products and services as well as to further enhance our online presence. If we are not successful in expanding our distribution network and developing more effective customer touch points and services, this may have an adverse impact on our business, financial condition and results of operations.

        In May and December 2014, we acquired from third-party investors 35.59% and 3.52% stakes, respectively, in Teleservice OJSC ("Teleservice"), a broadband and Pay-TV provider in Voronezh. Upon completion of the transactions, MTS Group's stake in Teleservice increased to 93.4%.

        In the fourth quarter of 2014, our subsidiary LLC "Telecom Povolzhye" acquired three regional assets of Smarts Group aiming to strengthen leadership in Bashkortostan market as well as to expand our operations in Penza and Ivanovo regions. LLC "Telecom Povolzhye" (as buyer), MTS (as guarantor for payment) entered into a sale and purchase agreement with Bolaro Holdings Limited (as seller 1), SMARTS OJSC (as seller 2) and Kiryushin Gennady Vasiljevich ("KGV", as guarantor) relating to the entire issued share capital of three telecom operators Penza-GSM, SMARTS-Ivanovo and SMARTS-Ufa ("Companies 1-3") and four new telecom operators to be established as a result of a spin-out from SMARTS OJSC ("Companies 4-7") ("Agreement"). The sale and purchase of Companies

1-3 was completed at signing however, sellers failed to complete the transaction in respect of the Companies 4-7 as was provided in the Agreement and completion did not take place. In December 2015, MTS filed a request for arbitration in LCIA seeking specific performance by sellers and KGV to sell the Companies 4-7 or to pay damages in the amount equal to $35 million (RUB 2,551 million as of December 31, 2015). In support of the request MTS sought an injunction upheld by the Higher Court of Justice Queen`s Bench Division Commercial Court prohibiting sellers and KGV to dispose of, sell, or diminish the value of the companies' shares. In January 2016, Arbitrazh Court of Samara region granted injunction arresting the shares and prohibiting certain third parties to conduct any transactions related to the shares in share register.

        On January 22, 2015, our subsidiary MGTS closed deals on sale of 49.95% stake in Joint Stock Company "Intellect Telecom" and acquisition of the controlling stake in Public Joint Stock Company "Navigation-information systems" comprising of 89.536% of the charter capital. In 2015, we acquired 100% of the shares of NVision Group, one of the largest system integrators and complex IT solutions providers in Russia. On one hand, the acquisitions will allow us to obtain control over our billing system, reduce our billing and IT related expenses, develop our proprietary technological platform for machine-to-machine (M2M) solutions and enhance our presence in the areas of telematics solutions for transport, insurance and security systems, on the other hand, additional risks relating to the acquired companies' liabilities might arise. See also Note 5 to our audited consolidated financial statements.

        We may also be involved in various litigation to protect our title or other rights related to acquired businesses and incur some unpredicted loss. For example, in December 2005, we acquired a 51% stake in Tarino Limited from Nomihold Securities Inc. for approximately RUB 4,322 million in cash and entered into a put and call option agreement for the remaining 49% interest for a price of approximately RUB 4,898 million as we believed, that at that time it was the indirect owner of Bitel, a Kyrgyz company holding GSM 900/1800 license for the entire territory of Kyrgyzstan. In the same year, following a decision of the Kyrgyz Supreme Court, Bitel's offices were seized by a third party and we lost operational control over Bitel. In 2007, Nomihold Securities Inc. exercised the put option for the remaining stake in Bitel. During 2005-2013 we wrote down more than RUB 8,798 million relating to the loss of Bitel and other litigation with Nomihold Securities Inc. During the same period we also had other litigation in various jurisdictions to defend our rights relating to Bitel and its assets. In June 2013, an agreement was reached between Nomihold and other associated parties to settle all the claims arising in relation to Bitel and its assets, pursuant to which all proceedings between all the parties involved in such litigation were discontinued and waived and we received a total payment in cash in the amount of approximately RUB 4,909 million. The settlement also fully discharged all our outstanding obligations to Nomihold Securities Inc. As a result of the settlement, we released a provision relating to the exercise the put option for acquisition of the remaining stake in Bitel plus damages, interest and other cost that have been provided for in relation to the dispute with Nomihold.

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

        Mobile penetration in Russia and Ukraine reached 173.6% and 130.4%, respectively, as of September 30, 2015, according to AC&M-Consulting. Until recently, customer growth has been the principal source of revenue growth. Currently, however, increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other CIS countries. As a result, data services became the key driver of our revenue growth and, therefore, we will need to continue to develop new competitive services, including value-added, 3G, LTE, and others, as well as consider vertical integration opportunities through the development or acquisition of dealers in order to provide us with sources of revenue in addition to standard voice services. Our inability to develop additional sources of revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues.

        Following the restructuring of Euroset Group, the largest mobile handset retailer and leading dealer for major mobile network operators in Russia, as a result of which MegaFon and VimpelCom acquired equal shares of 50%, we were working on development of our proprietary distribution network, signed an additional agreement with Svyaznoy and were working to increase our relationship with small regional dealers. In November 2014, Svyaznoy experienced changes in its ownership structure. In summer 2015, MTS announced termination of payments admission and contract sales via Svyaznoy. On September 29, 2015, Svyaznoy Logistika JSC filed a suit against us and our subsidiary Sibintertelecom JSC for not having paid agent commissions related to the previously sold contracts. The settlement agreement among Svyaznoy Logistika JSC, MTS and Sibintertelecom was approved by the Moscow Arbitrazh Court on February 11, 2016, which resulted in termination of the lawsuit. On December 23, 2015, Trellas Enterprise Limited LLC filed a suit against us claiming compensation in amount of RUB 77,653.8 million for the use of Svyaznoy trademark. The lawsuit was terminated on February 11, 2016, due to the plaintiff's refusal from the claim.

        Currently we are enhancing our retail sales network and developing distribution channels through cooperation with national, regional and local dealers. If we are not successful in expanding and sustaining our proprietary network and maintaining and further developing our distribution network of national, regional and local retailers, our subscriber growth rate, market share and revenues may decrease, which would have an adverse effect on our business, financial condition, results of operations and prospects. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations.

        The interconnect fees charged by us and our competitors for terminating calls connecting to any of our respective networks are subject to regulation by the National Commission for the Regulation on Communications (the "NCRC"), which since November 23, 2011 has been succeeded by the National Commission for the State Regulation of Communications and Informatization (the "NCCIR"). See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Interconnect" for additional information.

        Following the introduction of "significant market power" (SMP) term to the Telecommunications Law in 2011, in June 2012, the definition of SMP was changed by an amendment to the Telecommunications Law which came into effect on January 8, 2013. From this date qualification as a SMP has been assessed with reference to the market as defined by NCCIR (and not only by reference to the traffic termination market). As previously, criteria i.e. the SMP market share remained the same as in previous version of the Telecommunications Law an operator qualifies as a SMP in a particular market if its share of gross revenue from the provision of traffic transfer services on fixed or mobile telecommunications networks during the last 12 months exceeded 25% of total gross revenues of all telecommunications operators for the same services during the same period.

        On September 22, 2011, the NCRC proposed a draft law on regulating SMP operators which called for, among other things, non-discriminatory access to their infrastructure for the wholesale market and for regulating the retail market. Under the proposed law, the NCRC may place an obligation on SMP operators to separate the accounting of revenues and costs for different services, to calculate the cost of their services according to NCRC rules and to price the services in accordance with NCRC's rules. The draft law "On Electronic Communications" (proposed by NCCIR) that includes provisions mentioned above, was registered by the Verkhovna Rada of Ukraine in December 2015. The draft law is awaiting consideration.

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

        At the end of 2014, NCCIR (by its Resolution No. 845 dated December 23, 2014) approved a plan on preparation of regulatory Acts projects being adopted without taking into consideration the requirements of the law "On Principles of State Regulatory Policy in the Area of Economic Activity" for 2015-2016. According to the document mentioned above, NCCIR planned to substantially lower interconnect rates for the termination of traffic on the network of SMP operators. By the resolution dated August 4, 2015 "On introduction of traffic transmission rates over the network of telecommunication operators with significant competitive advantage on traffic transmission services market," NCCIR approved new rates valid since October 1, 2015. As a result, interconnect rates both for termination of national traffic on fixed line telecommunication networks and termination of traffic on mobile networks have been lowered, the rates for termination of traffic on local networks remained unchanged. In addition, it is planned to reduce the rates for termination of traffic both on mobile and fixed line networks starting from July 1, 2016, according to the decision of NCCIR dated January 26, 2016. This planned reduction of interconnect rates for termination of traffic on the networks of SMP operators may adversely affect MTS Ukraine revenues.

        Although Russian legislation requires that operators of public switched telephone networks that are deemed to be "substantial position" operators cannot refuse to provide interconnects or discriminate against one operator over another, we believe that in practice, some operators attempt to impede wireless operators by delaying interconnect applications and establishing technical conditions for interconnecting that can be met only by certain operators.

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

        In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MegaFon, VimpelCom and us a license to provide 3G services in the Russian Federation. In July 2012 these three companies and Rostelecom were awarded licenses to provide 4G services. Following the integration of Rostelecom's mobile assets and Tele2 Russia in 2014, Tele2 Russia got control over licenses to provide 3G and 4G services. The 3G license allows us to provide mobile radio telephone services using the International Mobile Telecommunications-2000 ("IMT-2000/UMTS") standard. The 4G license allows us to provide services using the LTE standard. 4G wireless services are expected to provide faster, higher quality data transfer and streaming capabilities as compared to 2G and 3G and may pose additional competition for 3G providers. Historically, mobile operators that have developed 3G and 4G networks have experienced various difficulties and challenges, including a limited supply of compatible handsets, limited international roaming capabilities, as well as 3G and 4G software and network-related problems. We may experience similar problems or encounter new difficulties when developing our 3G and 4G networks and may be unable to fully resolve them. For example, we cannot be certain that:

  •
  we will be able to build-out our 4G network in a timely manner or within the time frame stipulated by the license terms;

  •
  our 3G and 4G network and services will deliver the quality and level of service that our customers demand or prefer;

  •
  we will be able to provide all contemplated 3G and 4G services at reasonable prices and within a reasonable timeframe;

  •
  manufacturers and content providers will develop and offer new marketable products and services for our 3G and 4G network on a timely basis;

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

        We may also face competition from operators using second generation ("2G") or other forms of 3G technology. For example, licenses for the use of CDMA technology have already been granted for the provision of wireless services in a number of regions throughout Russia. CDMA is a 2G digital cellular telephony technology that can be used for the provision of both wireless and fixed services. If CDMA operators were able to develop widespread networks throughout Russia, we would face increased competition.

        Potential competition from other 3G, CDMA and 4G providers, together with any substantial problem with the rollout of our 3G and 4G network and provision of 3G and 4G services in the future, could materially adversely affect our business, financial condition and results of operations.

        In December 2013 and in July 2014, the State Commission for Radio frequencies introduced several modifications to the conditions of using the frequency band for mobile radio communication networks. These changes resulted in implementation of the principle of technological neutrality for frequency bands 900 MHz (UMTS and LTE) and 1800 MHz (LTE), and also included the imposition of certain additional obligations on network operators. Pursuant to these modifications, in the event that we receive new bandwidth allocation, and also as a result of the renewal of the current decisions of the State Commission for Radio Frequencies or in case of using frequencies on the terms of technological neutrality principle, we are obliged to provide network coverage to settlements with lower subscriber numbers, where the commercial rationale for doing so may otherwise be limited. Such changes lead to additional costs for the construction of our 3G and 4G wireless network and consequently may adversely affect our business, financial condition and results of operations.

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

        In July 2012, Alisher Usmanov and Scartel shareholders (Telconet Capital and Rostechnologyi) formed a telecommunications holding company, Garsdale. In exchange for an 82% interest in Garsdale, AF Telecom, which is controlled by Alisher Usmanov, contributed 50% of MegaFon's shares into Garsdale's share capital. Rostechnologyi and Telconet Capital, which held 25.1% and 74.9% stakes in Scartel, respectively, contributed 100% of Scartel into Garsdale's share capital, in return for which they received an 18% stake in Garsdale, which was split equally between Rostechnologyi and Telconet Capital. On 12 July 2012, the Federal Service for Supervision of Communications, Information Technology and Mass Media ("Roskomnadzor") awarded each of MegaFon, VimpelCom, Rostelecom and us a license to provide 4G services using LTE and its subsequent modifications in the frequency range of 791-862 MHz.

        On October 1, 2013, MegaFon acquired Maxiten Co Limited, which in turn owned 100% of the shares in Scartel and Yota Ltd. from Garsdale. The transaction was approved by the general shareholders meeting of MegaFon and by the Federal Antimonopoly Service ("FAS"). At present, MegaFon holds 4G/LTE network through Scartel as well as controlling the continuous spectrum of frequencies 2 × 40 MHz in the band of LTE FDD 2600 MHz. As a result of this transaction, MegaFon obtained a competitive advantage in terms of LTE network development costs and may also obtain an advantage in LTE network performance. In addition, as a result of the deal, MegaFon consolidated financial and operational indicators of Scartel/Yota which increased its formal market share in the mobile communications market.

        According to the decision of State Commission for Radio Frequencies as of March 16, 2012 Roskomnadzor is not permitted to assign LTE frequencies to any telecommunication operator except for MegaFon and Rostelecom in the Krasnodarsky Region until the end of 2016. On April 11, 2013, we filed an application with the State Commission for Radio Frequencies to amend this decision and requested a postponement of the introduction of such restrictions until the end of 2014. The consideration of our application was postponed for the duration of the Olympic Games and on April 16, 2014, the State Commission for Radio Frequencies amended its own decision as of March 16, 2012, which made it possible for communication operators to submit applications for LTE frequencies in the Krasnodarsky region. However, expiration date of the decision of the State Commission for Radio Frequencies which previously allocated LTE frequencies to Rostelecom and MegaFon, remained unchanged (until December 31, 2016). At the end of June 2014, MegaFon appealed the decision of the State Commission for Radio Frequencies by filing a lawsuit against the State Commission for Radio Frequencies and the Ministry of Communications. On January 26, 2015, the Moscow Arbitrazh Court upheld MegaFon's claim and invalidated the decision of the State Commission for Radio Frequencies dated April 16, 2014. Later, the Ninth Arbitrazh Court of Appeals rejected the appeal claim of MTS filed against the decision of the first instance that had satisfied MegaFon's claim against the State Commission for Radio Frequencies. After the decision of the Ninth Arbitrazh Court of Appeals MTS filed a cassation petition to the Arbitrazh Court of Moscow area. On October 13, 2015, the acts of the inferior courts were reconfirmed by the Arbitrazh Court of Moscow area. According to those acts, the decision of the State Commission for Radio Frequencies on reduction of moratorium terms for LTE networks launch in the Krasnodarsky region, was declared illegal. In December 2015, we filed a cassation petition to the Supreme Court of the Russian Federation. On February 12, 2016, the petition was dismissed by the Supreme Court. Though relying on the technological neutrality principle we have launched 4G network in the frequency range of 1800 MHz in the Krasnodarsky Region since March 2015, our inability to develop an LTE network in the region using 800 and 2600 MHz bands until the end of 2016 may have an adverse effect on our business, financial condition and results of operations.

        On September 18, 2013, the mobile operator Altyn Asyr, our major competitor in Turkmenistan, brought into operation a 4G network using LTE technology. In July 2015, MTS Turkmenistan was granted a telecommunication license valid until 2018. The license provides for the possibility of rendering 4G services, however, launch and service quality are limited with frequency band and width of the frequency range, which may lead to the loss of revenues from its data service and could have an adverse effect on the results of our operations.

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

        On April 22, 2015, NCCIR approved the technical specification on conversion of the radio frequency bands that had been granted to successful bidders. On April 23, 2015, the tender bid winners signed contracts on conversion of radio frequency bands with "special users" (the Ministry of Defense, the Ministry of Internal Affairs and the State Service of Special Communication).

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

        Our telecommunications licenses have their expiration dates in various years from 2016 to 2030. These licenses may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate consider the compliance with license requirements as well as the conditions of using the allocated frequency range when deciding whether to renew a license. License renewals may be subject to additional conditions, such as payment obligations or the mandatory modernization of our network.

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

        On January 22, 2015, the Supreme Court of Ukraine considered the appeal submitted by NCCIR and cancelled decisions of the Court of Appeal and the District Administrative Court and issued a new court decision rejecting the claim of MTS Ukraine. On March 13, 2015, the District Administrative Court of Kiev accepted the application of NCCIR to overturn the execution of the decision on prolongation of our license for rendering cellular network services in 2G standard. Later the High Administrative Court made a ruling on refusal to overturn the execution of the decision and ordered retrial on the grounds of breach of procedural rules. As of April 1, 2016, the case is being considered in the first instance court.

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

If frequencies currently assigned to us are revoked or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

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

        According to the decision of the State Commission for Radio Frequencies No. 13-22-01 dated December 11, 2013, the terms of radio frequency bands usage by radio electronic facilities for mobile communication were supplemented with a requirement to provide the settlements of over 1,000 people with communication services within seven years (depending on the used frequency range). If we are not able to fulfill these requirements, our authorizations for the use of radio frequency spectrum might be either terminated or not prolonged in extrajudicial procedure.

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

        On December 31, 2014, a new procedure of payment for frequency spectrum usage came into force. According to the newly adopted amendments, the fees for frequency spectrum usage are calculated based on the total frequency band allocated to each operator in each region with such frequency spectrum usage determined with reference to the decision of the State Commission for Radio Frequencies, frequency allocation decisions or to the license conditions. To implement this principle, on November 13, 2013, Governmental Regulation No. 1017 was adopted, which amends the Regulation of the Government of the Russian Federation No. 171 dated March 16, 2011 "On establishing of a single fee and an annual fee for the use of radio frequency spectrum of the Russian Federation and on collection of such fees."

        Furthermore, the order of the Ministry of Communications No. 279 dated September 4, 2014 introduced corresponding amendments into the "Methodology of calculation of a single fee and annual fee for the use of the radio spectrum of the Russian Federation," approved by the order of the Ministry of Communications dated June 30, 2011 No. 164. Fees are directly calculated according to this methodology. Under the new order, rates and coefficients are subject to revision at least once every two years. There were no changes in rates and coefficients in 2015. In case the rates are raised in 2016, this could result in additional costs.

        Similarly, in April 2010, the Cabinet of Ministers of Ukraine significantly increased the fees for frequency spectrum usage in Ukraine for cellular communications. Furthermore, according to the Tax Code of Ukraine, the fees payable for frequency usage were to be determined based in part on the rate of inflation and reviewed annually effective January 1, 2011. Accordingly, the fees for frequency usage were increased by 8.9% in 2012 as compared to 2011, by 8% in 2013 as compared to 2012, and were doubled from April 1, 2014 as compared to 2013. Commencing January 1, 2015 fee for radio spectrum usage has been transformed into rent payment (fee amount remained unchanged). When adopting a state budget for 2016, the Verkhovna Rada introduced a number of amendments to the Tax Code of Ukraine, including the increase in rental payment for radio spectrum usage by 13.35% commencing January 1, 2016.

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

        We have purchased interests in various companies from Sistema and entered into agreements with affiliates within the Sistema group for the provision of advertising services (Advertising Agency Maxima OJSC ("Maxima")), connectivity facilities and telephone numbering capacity (MGTS), IT services and hardware purchases (Sitronics Telecom Solutions JSC, Sitronics Smart Technologies LLC, NVision Special Projects LLC and NVision Group), banking services (MTS Bank, formerly Moscow Bank of Reconstruction and Development ("MBRD")), telecommunication services (Stream LLC), medical services (Medsi Group CJSC), the billing system development and IT integration services (NVision JSC, Sitronics Telecom Solutions JSC and other entities of NVision Group), maintenance of the residential and commercial real estate (CITY-TELECOM CJSC) and other services. Related party transactions with Sistema and other companies within Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        On December 29, 2008, the Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators ("MVNOs"). MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, often, the network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services is to be done pursuant to agreements entered into between MVNOs and existing frequency holders. There is no requirement that existing frequency holders have to obligatory transact and enter into agreements with the MVNOs.

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

        In February 2014, the Russian Government approved a "Development of competition in telecommunications" roadmap, which provides for the preparation of a report on realization of the MVNO business model. Following the Government Commission on Communication meeting, which was held on June 6, 2014, regarding "development of "virtual operators" institute of mobile radio telephone communication in the Russian Federation," the deputy Minister on Communication noted that MNVO operators should be regulated by the market and that no additional restrictive regulation is required. At the same time, the Ministry of Communication of the Russian Federation proposed to develop and adopt an order stipulating requirements on rendering data transmission services and telematics communication services when using a business model of virtual data transmission networks. As of April 1, 2016, this order of the Ministry of Communications of the Russian Federation has not been adopted.

        In April 2014, it was announced that Scartel launched the federal mobile operator (under the Yota brand), providing subscribers with 2G, 3G and 4G coverages. The operator provides voice and SMS services on MegaFon's network via MVNO. In September 2014, MGTS started to provide mobile services in Moscow on the basis of our infrastructure.

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

        On November 23, 2015, FAS regional office in Moscow found MGTS in violation of antimonopoly law by setting different prices for certain services for state-funded and commercial organizations. The administrative proceedings to determine the fine are expected.

        On December 31, 2015, FAS began an investigation in relation to an alleged violation by us, VimpelCom, and MegaFon of antimonopoly law by increase of prices for mass SMS deliveries. The first committee meeting was tentatively scheduled for March 2016. On March 31, 2016, it was declared that the case was tentatively postponed for one month.

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

        Under Ukrainian legislation, a company which is found to have acted in contravention to antimonopoly legislation, may be subject to fines and claims from the AMC. For example, in December 2011, the AMC opened an investigation into whether MTS Ukraine violated antimonopoly legislation with its pricing of international roaming services. The AMC stated that the average price of international roaming services offered by MTS Ukraine and its roaming partners was higher than the corresponding prices in the European Union, which might demonstrate that the prices charged by MTS Ukraine were not economically justified. The investigation aimed to examine whether MTS Ukraine used its dominant position in the Ukrainian telecommunications market to establish prices that would not be possible if there was significant competition on the telecommunications market. Although we believe that we did not violate antimonopoly laws, we could be liable for up to 10% of MTS Ukraine revenues. In December, 2012 the AMC issued obligatory recommendations to MTS Ukraine and Kyivstar to lower the prices both for international roaming services and national mobile services. In December 2012 MTS Ukraine submitted a report discussing the implementation of these recommendations and in January 2013, both claims of AMC were dismissed and no penalties were imposed on us. However, the AMC may determine that we violated antimonopoly legislation in this or any other matters, and may impose fines on us, which may have a material adverse effect on our business, financial condition and results of operation. In addition, we may be required to adjust the prices that we charge for international roaming services, which may adversely affect our revenues. See also "—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations" and "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Competition" for additional information.

If we are found to have a dominant position in the markets where we operate, the government may influence our subscriber tariffs and restrict our operations.

        Under Russian legislation, a company controlling between 35%-50% or over 50% of a market or otherwise able to control market conditions may be found by FAS as dominant in such market. Moreover, under Russian antimonopoly regulations any three companies collectively holding a market share of over 50% or five companies collectively holding a market share of over 70%, and in each case over 8% individually, can be found to have a dominant position on a certain market. However, Russian law provides for industry-specific rules in accordance with which a company could be categorized as dominant even if its share of the corresponding market is less than 35%. In addition companies recognized as natural monopolies are also considered to have a dominant position on the respective market. Companies controlling over 35% or otherwise occupying a dominant position on the market were previously listed by FAS in a special register and could become subject to special monitoring and reporting requirements with respect to such markets. According to the amendments to the Federal Law No. 135 "On the Protection of Competition" introduced by the Federal Law No. 275 dated October 5, 2015 since January 5, 2016 a business entity whose market share is less than 35%, however exceeds the shares of the market participants cannot be recognized by FAS as occupying a dominant position. Also the regulations in relation to a special register of business entities having more than 35% of a certain commodity market or otherwise occupying a dominant position on the market were repealed. At the same time FAS is still allowed to conduct analysis of market condition in order to establish the dominant position of a business entity. Current Russian legislation does not clearly define "market" in terms of the types of services or the geographic area.

        One of our subsidiaries, MGTS, was categorized by the Federal Tariff Service as a natural monopoly in the Moscow telecommunications market. As a result, MGTS' tariffs are subject to regulation by FAS (previously regulated by the Federal Tariff Service). Another of our subsidiaries, Comstar-Regions, that was operating in Khanty Mansiysk Autonomous District-Yugra among others, was also categorized as a natural monopoly in the public telecommunications market up until November 24, 2015, when it was excluded from the Register of Natural Monopolies. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

        As of December 31, 2015, we were also found by FAS to be a company with a market share exceeding 35% in the communications market in the Ivanovo Region, Kurgan Region, Magadan Region, Sakhalin Region, Nenets Autonomous District and Udmurt Republic. However, the regulations in relation to the register of business entities having more than 35% of a certain commodity market were repealed due to the abovementioned amendments. In the event that we are found in the future to have a dominant position and are determined to abuse the dominant position on these or any additional markets, FAS would have the right to impose certain restrictions provided for under the antimonopoly laws, including a mandated reduction in our tariffs, and FAS would have the right to impose certain restrictions on our operations in such markets. In addition, if we are found in the future to have a dominant position with a market share exceeding 70% and are determined to abuse the dominant position, the Russian Government would have the right to determine the rules of non-discriminatory access to goods or services offered by us with which we would be obliged to comply.

See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" for additional information.

        In case we are found to have dominant position, we can also be subject to penalties and a turn-over based fine may be imposed on us in relation to certain violations of antimonopoly law. The level of fine is from 1% to 15% of revenue on the market where the violation was conducted, with 8% being the base level of the fine.

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

        If we or any of our subsidiaries were to be found by FAS (or the AMC with respect to our operations in Ukraine) to be business entities occupying a dominant market position, FAS (or the AMC, as the case may be) would have the power to impose certain restrictions on our or their businesses. In particular, the authorities may impose on us tariffs at levels that could be competitively disadvantageous. If we or any of our subsidiaries were to be found by FAS to be business entities occupying a dominant market position with a market share exceeding 70% and are determined to abuse the dominant position, the Russian Government would have the right to determine the rules of nondiscriminatory access to goods or services offered by us. Additionally, geographic restrictions on our expansion could reduce our subscriber base and prevent us from fully implementing our business strategy, which may materially adversely affect our business, financial condition, results of operations and prospects.

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

        In addition, MGTS is categorized as fixed line operator occupying a substantial position in the Moscow telecommunications market and therefore its interconnect tariffs are subject to state regulation. In February 2013, Comstar-UTS was excluded from the List of "substantial operators" in Moscow and MTS was not included therein. There is however a probability that we could be categorized as fixed line operator occupying a substantial position in Moscow due to our affiliation with MGTS and because of our integration with Comstar-UTS. As a result of the state regulation of the relevant interconnection rates, substantial operators may be unable to increase these in line with economic developments or any increases of our relevant costs, resulting in a material adverse effect on our financial condition and results of operations. See also "—MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services."

MGTS is subject to extensive regulation of tariffs, and these tariffs may not fully compensate us for the cost of providing required services.

        In addition to holding substantial position in the Moscow telecommunication market, MGTS is included into the Register of natural monopolies in the telecommunications market. Consequently, tariffs for basic services rendered to public switched telephone networks subscribers (fees for providing access to a local telecommunication network, monthly fees for granting subscriber line in a constant use, monthly fees for providing local telephone connection) are subject to regulation.

        lthough MGTS is permitted to petition FAS for increases in tariffs based on such criteria as inflation, increased costs and the need for network investments, it is possible that future requested increases may not be granted or that FAS may not adequately take such factors into account in setting tariffs. If the permissible tariffs applicable to MGTS do not compensate MGTS for the cost of providing services, the business and results of operations could be materially adversely affected. See also "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

Changes to the rules and regulations involving roaming charges in Russia may adversely affect our financial condition and results of operations.

        Several draft laws were submitted for consideration to the State Duma, which were intended to change the regulation of roaming services in Russia by eliminating/ reducing intra-network roaming tariffs for incoming and outgoing calls. In January 2016, the State Duma rejected the initiative in its first reading. However, if similar draft laws are proposed and adopted in the future, we believe that our revenues from the provision of roaming services would decline, which could have a material adverse effect on our financial condition and results of operations.

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

        A draft law that enables each mobile communications subscriber to register the user terminal free-of-charge on a database maintained by the operator, chiefly to prevent their unlawful use was previously considered in Ukraine. Aimed at discouraging theft, the draft law obligated operators to suspend or block the traffic transmission of the terminal upon the application of subscriber. In July 2015, the draft law was withdrawn from consideration. A similar draft law was rejected by the Russian State Duma. If a similar initiative is proposed in the future, we may be required to develop a system to monitor IMEI numbers, and we may need to establish and maintain a database of IMEI numbers, which would necessitate the expenditure of significant technical and financial resources.

The accession of Russia into the World Trade Organization ("WTO") may lead to legislative and other changes which may adversely affect our business, financial condition and results of operation.

        On December 16, 2011, Russia signed the accession protocol in order to enter into the WTO which was ratified by Federal Law on July 21, 2012 and became mandatory law in Russia. This may lead to potentially significant changes in Russian legislation including, among others, regulation of foreign investments in Russian companies, competition laws, telecommunications laws, changes in the taxation system and customs regulations in Russia. In addition, the implementation of the WTO rules may lead to the increase of competition on the markets where we operate. If new legislation is implemented in Russia as a result of accession to the WTO and there is an increase in competition, this could have a material adverse effect on our financial condition and results of operations.

We may be required to make significant investments beyond those that are currently planned to preserve our competitive advantage in response to the rapid evolution of fixed network technology (inter alia our subsidiaries, for example MGTS).

        MGTS accomplishes a number of projects aimed at developing communication networks and expanding availability of telecommunication services for customers. The company is currently at the final stage of building broadband optical networks employing the Gigabit-capable Passive Optical Network ("GPON") technology with direct connection of subscribers to an optical network. The applied part of the GPON project progress is the creation of a digital platform, which enables MGTS to render an enlarged range of services, including services for B2G segment. There is a qualitative leap for providing services of processing video and video analytics from rendering video signal transportation services (from surveillance cameras to a uniform data storage center). Possible deficiency of free cash during the current economic downturn might lead to freeze of investment programs for development of new products and services, upgrade of the existing network, decrease in quantity of construction objects, cutbacks in development programs in New Moscow and Moscow region.

        In addition, MGTS attracts contractors for construction and upgrade of its network. In case a contractor faces lack of own current assets, lack of advance payments or external finance sources, it may not fulfill contractual obligations, which could lead to penalties from MGTS, termination of contracts or contractor's bankruptcy. This factor may negatively affect the terms of MGTS projects implementation and lead to higher expenses for arrangement of purchases from other market participants.

        MGTS invested approximately RUB 11.980 billion in 2014 and RUB 8.861 billion in 2015 to upgrade its infrastructure. If MGTS is not able to expand its network infrastructure in a timely manner and to offer new services or if it is required to make significant investments beyond those that are currently planned, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

        In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business and results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Other litigation."

        Due to adoption of the Federal Law No. 35 dated March 12, 2014, which introduced significant amendments to the fourth part of the Civil Code of the Russian Federation, the rules of intellectual property rights regulation changed. Lack of law enforcement practice of the changed provisions of the Civil Code may cause difficulties in protection of our rights and legitimate interests.

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

        Under the draft law on "Defending against negative electromagnetic emissions from base stations of mobile network" which was proposed in Ukraine in December 2013, a mobile phone base station was classified as a potentially hazardous object. To date the draft law is excluded from the agenda. The installation of base stations was assumed to be made taking into account an environmental impact assessment at the expense of operators and a base station's operations could be terminated if a hazardous effect on health was established. If a similar initiative is proposed and adopted in the future it may lead to an increase in the costs of deploying base stations and raise the maintenance costs of MTS Ukraine.

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

        The strained political situation in Ukraine coupled with an economic downturn resulted in financial difficulties in the banking system, including notably liquidity risks. As we hold the bulk of excess hryvnia and foreign currency cash in Ukrainian banks, a banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Ukraine, which could have a material adverse effect on our business, financial condition and results of operations. For example, we incurred a charge to operating income for the fourth quarter 2014 due to losses stemming from the insolvency of DeltaBank in Ukraine. During the year ended December 31, 2015, the Group created additional reserve for cash balances deposited in distressed Ukrainian banks which was included as a component of operating expenses in the accompanying consolidated statement of profit or loss. See also Note 29 to our audited consolidated financial statements.

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

        Sanctions introduced by the United States and the European Union with respect to the Russian Federation coupled with an economic downturn and decline in global oil prices caused significant capital outflow, ruble depreciation, rise of credit rates in the domestic market and lack of available financing. A majority of Russian companies continue to experience difficulties accessing their cash equivalents, trading investment securities, drawing on revolvers, issuing debt and raising capital generally. For the period of 2015, the Central Bank of Russia cut the key rate from 17% to 11%, however its further reduction is aggravated by stressful economic situation and high inflationary risks.

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

        We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. As of December 31, 2015, our consolidated total debt, including capital lease obligations, was RUB 345,869 million. Our interest expense for the year ended December 31, 2015 was RUB 26,630 million, net of amounts capitalized.

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

        Over the period of 2015, the ruble's depreciation against the U.S. dollar has continued and it has experienced high volatility. Such dynamics are explained by external geopolitical factors, limited financial markets, decrease in oil prices, international ratings agencies' downgrades of Russia's sovereign rating, reduction in internal consumption and other factors that have directly or indirectly affected the ruble.

        For example, on December 31, 2013, the official exchange rate published by the CBR was 32.73 rubles per U.S. dollar. The ruble continued to depreciate against the U.S. dollar reaching 56.26 rubles per one U.S. dollar on December 31, 2014, whereas on December 31, 2015, it increased to 72.88 rubles per one U.S. dollar.

        The ruble has also depreciated against the euro. On December 31, 2013, the official exchange rate was 44.97 rubles per one euro. As of December, 31, 2014 the exchange rate was 68.34 rubles per one euro whereas on December 31, 2015 it increased to 79.70 rubles per one euro. See also "—Changes in the exchange rate of local currencies in the countries where we operate against the Russian ruble could adversely impact our revenues reported in Russian rubles as well as changes in the exchange rate of the Russian ruble and local currencies against the U.S. dollar and/or euro could adversely impact our costs in terms of the Russian ruble and local currencies."

        Currently, the Russian foreign currency market is regulated by legislation, which is aimed at liberalization of currency regulation and lowering of administrative barriers. This legislation provides a general framework and a set of rules, within which both the Russian government and the CBR are authorized to propose various regulations, which may result in uncertainty for us in carrying out importation of equipment. In 2015, the CBR almost practically ceased currency interventions aimed at the ruble exchange rate stabilization and limited its activity by absorbing the dollar liquidity in June-July, 2015. Despite the strategy directed to increase the ruble exchange rate flexibility and limitation of the daily volume of operations with foreign currency to 350 million U.S. dollars, the CBR has an option to intervene additionally in the domestic foreign exchange market in case of financial instability. The stability of the ruble will depend on many political and economic factors. These include the ability of the government to finance the state budget without recourse to monetary emissions, to control the level of interest rates and inflation. Furthermore, changes in foreign currency regulation may affect our ability to fund payments denominated in foreign currency and result in us entering into supplementary agreements with our foreign counterparts.

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

        A significant portion of our expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar denominated notes), are either denominated in, or closely linked to, the U.S. dollar and/or euro, while substantially all of our revenues are denominated in local currencies of the countries where we operate. If the Russian ruble and local currencies decline against the U.S. dollar and/or euro and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar and/or euro-denominated indebtedness, including our U.S. dollar denominated notes. At the same time, the devaluation of local currencies against the Russian ruble can adversely affect our revenues reported in Russian rubles and increase our costs in terms of local currencies. In addition, local regulatory restrictions on the purchase of hard currency in the majority of CIS countries (for example, Ukraine, Uzbekistan or Turkmenistan) may delay our ability to purchase equipment and services necessary for network expansion which, in turn, may cause difficulty in expanding our subscriber base in that countries. Further, a portion of our cash balances is held in jurisdictions outside Russia, and as a result of exchange controls in those jurisdictions, these cash balances may not always be readily available for our use.

        The Ukraine's economic crisis combined with political unrest and events in the Eastern part of Ukraine led to the weakening of the hryvnia, with it rising from 15.77 hryvnias per U.S. dollar on December 31, 2014 to 24.00 hryvnias per one U.S. dollar on December 31, 2015, reflecting capital outflow in response to the continuing political instability in Ukraine. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Belarusian ruble depreciated against the U.S. dollar reaching 11,850 Belarusian rubles per one U.S. dollar on December 31, 2014, to 18,569 Belarusian rubles per one U.S. dollar on December 31, 2015. The possible devaluation of the Belarusian ruble in the future may adversely affect our revenues from this market. See also "—Inflation could increase our costs and adversely affect our results of operations," "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

        We have to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of necessary software for our mobile and fixed line networks. We spent RUB 91,929 million in 2014 and RUB 96,111 million (excluding costs of RUB 3.382 billion related to the acquisition of a 4G license in Russia in 2015 and excluding costs of RUB 7.044 billion related to the acquisition of a 3G license in Ukraine in 2015) in 2015 for the fulfillment of our capital spending plans. In addition, the acquisition of 3G and 4G licenses and frequency allocations and the build-out of our 3G, 4G and broadband Internet networks will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

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

        In 2014 and 2015 the United States and European Union announced sanctions applying to a number of Russian and Ukrainian individuals and associated institutions which were considered to have contributed to the situation in Ukraine and Crimea. The sanctions may be extended and our ability to gain external funding may be affected. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations," and "—A deterioration in relations between Russia and other former Soviet republics and/or the United States and the European Union could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs."

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

        The Russian and Ukrainian economies have been characterized by high rates of inflation. According to the Federal Statistics Service, inflation reached 11.4% and 12.9% in Russia in 2014 and 2015, respectively. The inflation increase was mainly driven by depreciation of the ruble, restrictions on foreign trade and acceleration in food prices. Currently, there are high inflation expectations related to both ruble exchange rate and resources market volatility. As we tend to experience inflation-driven increases in certain of our costs, which are sensitive to rises in the general price level in Russia and Ukraine, our costs will rise. In addition, high inflation level in Russia may lead, inter alia, to higher marketing expenditures by us in order to remain competitive. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins.

        In 2015, growth of consumer prices in Ukraine reached 43.3% compared to 24.9% in 2014, according to the "Inflation Report" of the National Bank of Ukraine. Among the main reasons of significant price growth are weakening of the national currency, increase in prices for energy carriers, utility payments and additional tax burden.

        At the end of 2014 and 2015, inflation in Belarus amounted to 16.2% and 12.0%, respectively.

        High rates of inflation in Russia, Ukraine and other countries of our operation could increase our costs and decrease our operating margins. See also "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Inflation."

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

        Covenants in the agreement relating to our Eurobonds due 2023 limit our ability to create liens on our properties, merge or consolidate with another person or convey our properties and assets to another person. Additionally, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens on our properties, enter into sale and lease-back transactions, merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants, including, in relation to the incurrence of indebtedness, creation of liens and disposal of assets. We may also incur additional credit obligations providing for similar covenants. Failure to comply with these covenants may cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

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

        The economies of Russia and the other CIS countries where we operate currently experience negative trends. In 2014 the growth of GDP in Russia was 0.7% in comparison with 1.3% in 2013 according to Federal State Statistics service. According to preliminary information published by the Federal State Statistics service, Russian GDP decreased by 3.7% in 2015.

        According to press reports in January 2016, the Ministry of Economic Development of the Russian Federation forecasted GDP shrinking by 0.8% in 2016.

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

        In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the CBR has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the CBR requirements. During a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such a crisis.

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation was placed for review and downgraded by each of Moody's, Fitch Ratings and Standard & Poor's several times. As of April 1, 2016, Russia has a Ba1 sovereign credit rating under review for downgrade from Moody's compared to Baa1 with a stable outlook as at January 1, 2014, BBB– long-term sovereign rating with a negative outlook from Fitch Ratings compared to BBB with a stable outlook as at January 1, 2014 and BB+/B foreign currency sovereign credit rating with negative outlook from Standard & Poor's as compared to BBB/A-2 with stable outlook as at January 1, 2014. See also "—Political and Social Risks—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations."

        The Russian government and the CBR provide financial support only to a limited number of banks, which may result in the liquidation of other banks and financial institutions. In 2014 and 2015, the CBR revoked the licenses of a number of Russian banks for reasons associated with implementing high-risk lending policies, loss of liquidity and non-compliance with anti-money laundering legislation. A combination of these factors may result in a significant deterioration in the financial fundamentals of Russian banks, notably liquidity, asset quality and profitability.

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

        Since 1991, Russia has sought to transform from a one-party state with a centrally planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Furthermore, parliamentary elections held in December 2011 and presidential elections held in March 2012 led to some political demonstrations in a few Russian cities. Other countries where we operate may pose similar challenges. For example, mass protests and armed conflicts in Ukraine from November 2013 as well as the referendum in Crimea in favor of joining the Russian Federation and consequent developments in the region contribute to political tension and uncertainty in Ukraine, see also "—Political instability in Ukraine could have a material adverse effect on our operations in Ukraine and on our business, financial condition and results of operations." Current and future changes in the Russian and other CIS governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. A deterioration of the socio-political situation in Russia could also trigger an event of default under some of our loan agreements.

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

        The conflicts between Russia and other former Soviet republics have, in some instances, also strained Russia's relationship with the United States and the European Union which, at times, has negatively impacted Russia's financial markets. For example, during 2014, a number of Russian, Ukrainian and Crimean governmental officials and individuals (including representatives of the Russian Parliament), several Russian businessmen and a Russian bank were designated as "Specially Designated Persons" by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") pursuant to three executive orders signed by the President of the United States. The first and second executive orders (Nos. 13660 and 13661) targeted former Ukrainian officials and current Russian Federation officials, as well as persons who operate in the arms or related sectors in the Russian Federation. The third executive order (No. 13662) significantly expanded the scope of the prior two executive orders by providing OFAC the authority to block the property of designated persons who operate in certain sectors of Russia's economy, including financial services, energy, metals and mining, engineering, defense and related sectors, although no such persons have been designated as a Specially Designated Person pursuant to this third, and much more expansive, order. OFAC further introduced new "sectoral sanctions" against certain Russian economic sectors as potential targets for sanctions in executive order No. 13662. The companies targeted by these sectoral sanctions operate within the financial services and energy sectors of the Russian economy and are included by OFAC to the Sectoral Sanctions Identifications ("SSI") List. These sectoral sanctions prohibit U.S. persons, or other persons within the United States, from transacting in, providing financing for, or otherwise dealing in debt of longer than 90 days maturity and equity for the sanctioned banks and debt of longer than 90 days maturity for the sanctioned energy companies, in each case issued after the date of the relevant OFAC directive, including entities owned 50 per cent or more by these entities. Hence, the restrictions applicable to entities that are on the SSI List differ from the consequences of being included in the "Specially Designated Persons" List and their property and assets are not subject to blocking by U.S. persons. In addition to the sectoral sanctions, OFAC added further individuals and certain entities, including a Russian shipbuilding company and state defense firms, to the "Specially Designated Persons" List in July 2014 and five more state defense firms in September 2014 and also expanded its SSI List. In relation to state owned technology company and the banks included in the SSI List, in September 2014, OFAC lowered the debt maturity threshold to 30 days. Furthermore, OFAC prohibited the exportation of goods, services (except for financial services), or technology in support of exploration or production for deepwater, Arctic offshore or shale projects to five Russian energy companies. In December 2014, the U.S. President signed into law a bill passed by the U.S. Congress which will extensively widen the breadth of U.S. sanctions against Russian entities and persons. To maintain the efficacy of existing sanctions OFAC made further designation in 2015, expanding the SDN List and SSI List with further individuals, Russian and Crimean entities.

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

        The governments of the U.S. and certain European Union member states, as well as certain EU officials have indicated that they may consider additional sanctions should the armed conflict in Ukraine continue or escalate. On February 16, 2015, the EU expanded the list of sanctioned persons by including, among others, several Russian state deputies and government officials. These sanctions were reviewed by the Council of the EU in December 2015 and remain in force until July 31, 2016, unless they are renewed or revoked at an earlier date.

        The Ukrainian Cabinet of Ministers initiated adoption of the Law "On Sanctions" by the Verkhovna Rada of Ukraine which came into force on September 12, 2014. The law provides for special economic and other restrictive measures (sanctions) against foreign states, foreign legal entities and individuals involved in activities threatening the national security, sovereignty and territorial integrity of Ukraine and the rights and freedoms of its citizens. The law stipulates 25 types of sanctions which include, among others:

  •
  asset freezing;

  •
  temporary limitation of a right to use or dispose of property;

  •
  cancellation or suspension of licenses and other permits, including special permits for subsoil use;

  •
  prohibition to use radio frequency resources in Ukraine; and

  •
  termination or suspension of rendering telecommunication services or utilizing telecommunications networks of general use.

        A draft law expanding the list of sanctions, stipulated by the Law "On sanctions" was introduced on July 13, 2015. It includes, inter alia, seizure of the objects of the Russian proprietary rights as well as objects of private property of its residents in case of social necessity for the state's benefit.

        In addition, the Presidential Decree No. 549/2015 dated September 16, 2015 approved the decision of the National Security and Defense Council of Ukraine as of September 2, 2015 "On application of personal special economic and other restrictive measures (sanctions)." The list of individuals and legal entities to which sanctions are applied for a one-year term has been specified. MTS Ukraine has not been included into the list.

        Pursuant to the Law of Ukraine "On the legal status of martial law" dated June 8, 2015, military command together with military administrations are permitted to temporarily limit rights, freedoms and legal interests of individuals and legal entities within specific territories where martial law is introduced.

        On June 28, 2015, amendments to the Law of Ukraine "On licensing of certain types of economic activity" came into force expanding the terms of license cancellation, including adoption of an "act on documentary proof of control over licensee actions by other states, carrying out armed aggression against Ukraine or whose actions create preconditions either for military conflict or use of military force against Ukraine." Furthermore, a draft law "On Electronic Communication" contains similar grounds for license cancellation as those set in the Law "On licensing of certain types of economic activity." See also "—Risks Relating to Our Business—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations."

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

        The armed conflict in Eastern Ukraine that has taken place since April 2014 has destabilized the region and caused uncertainty in our operation in the region of the armed conflict. It has also led to damage of our network equipment in the region followed by related losses. Should the economic and political situation in Eastern Ukraine become further destabilized, should local operators enter the market or other external factors affect the region, this may adversely affect our business, financial condition, corporate image and results of operations as well as cause regulatory uncertainties.

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

        Each of the countries we operate in is still developing the legal framework required to support the market economy. The following risk factors relating to these legal systems create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

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

        If we are unable to protect our business entities in the countries in which we operate from the withdrawal or suspension or regulatory scrutiny, this may adversely affect our business, financial condition and results of operations. For example, in June 2012, the authorities of the Republic of Uzbekistan began audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. Further various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties, revocation of all licenses and suspension of services. Total amount of damages was calculated and determined on the basis of all the aforementioned claims against Uzdunrobita and amounted to approximately RUB 18,375 million payable in equal installments over eight months.

        Uzdunrobita paid two scheduled installments in November and December 2012 totaling approximately RUB 4,583.4 million. On January 14, 2013, further to its partial payment of the third installment due in January 2013 totaling approximately RUB 481 million and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. In 2012, we filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), part of the World Bank Group, in Washington, D.C.

        On July 31, 2014, we and the Republic of Uzbekistan signed a settlement agreement (the "Settlement Agreement") and MTS agreed to reenter the Uzbekistan market through a joint enterprise with MTS holding a 50.01% in the charter capital of the joint enterprise, while the remaining 49.99% belongs to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under International Chamber of Commerce in Paris (ICC).

        On September 24, 2014, in accordance with the Settlement Agreement, the authorities of the Republic of Uzbekistan granted the joint enterprise 2G, 3G and LTE licenses, provided necessary frequencies and numbering capacity, fostered entrance into lease agreements for communication channels and issued all permissions required to the joint enterprise so it could operate and offer full telecommunications services throughout Uzbekistan. The joint enterprise has also received guaranties for investment protection and return of investments in accordance with the laws of the Republic of Uzbekistan.

        On November 2014, ICSID has discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan following the submission of a joint application by both parties.

        On December 1, 2014, the joint enterprise, named UMS, launched sales of SIM cards through its proprietary network of 20 stores and through another 230 independent locations throughout Uzbekistan and started provision of 2G/3G telecommunication services on the entire territory of Uzbekistan.

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

        In August 2012, we restarted our mobile communication network in Turkmenistan and resumed providing services to subscribers who had not canceled their contracts. Since October 1, 2012 we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers.

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

        The judicial bodies in the countries where we operate are not always completely independent or immune from economic and political influences, and are often understaffed and underfunded. Judges and courts are often inexperienced in the area of business, corporate and industry (telecommunications) law. Judicial precedents generally have no binding effect on subsequent decisions, and not all court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems in these countries can also be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult to achieve. All of these factors make judicial decisions in these countries difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies. Furthermore, recognition and enforcement of arbitral awards in countries where we operate is subject to compliance with corresponding rules of civil procedure and applicable laws, and courts in the countries where we operate may interpret applicable regulations in a manner which would result in denial of such recognition and enforcement.

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

        Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's previously expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

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

        In addition, we may be unable to transmit certain television channels if entities that provide television content to us do not possess the requisite licenses. In case such providers of television content do not obtain the required licenses, or have their existing licenses suspended or terminated, our selection of potential television channels for transmission could be significantly limited. The Federal Law No. 257 "On Amending Federal Law "On Mass Media" and Federal Law "On Communications" dated July 13, 2015 introduced a number of amendments to the national mandatory free television channels list. In case the corresponding executive orders are adopted, the inability of operators to comply with the requirements on sequence of channels, image quality and signal reception points of national mandatory free television channels may lead to suspension or termination of a license. Furthermore, we could be subject to fines and other penalties, including forced suspension of our cable network operators' activity for up to 90 days. In some cases of our service provision (for example, those employing GPON technology) power failures in subscribers' households may lead to non-compliance with rules regulating local telephony communication services. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

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

        In 2014, NCCIR conducted two unplanned inspections with respect to MTS Ukraine. The inspections resulted in the issuance of orders, one of which was disputed by MTS Ukraine in court proceedings. The Court of Appeal Instance made a decision in favor of MTS Ukraine and cancelled the NCCIR order, however, NCCIR appealed the case to the High Administrative Court of Ukraine. After having considered the cassation petition filed by NCCIR, the High Administrative Court of Ukraine upheld the decision of the first instance court. The claim of MTS Ukraine was fully satisfied. Currently there is no information on whether the case will be filed to the Supreme Court of Ukraine for reconsideration. Any breach of the Ukrainian Law "On Telecommunications" in the future may negatively influence our business. Article No. 55 of the Ukrainian law "On Telecommunications" states that a license may be terminated, inter alia, in case there is an act on repeated breach of the license terms. In addition, in 2015 the Prosecutor General's Office of Ukraine started criminal proceedings on the fact of "unauthorized intervention" in the operation of MTS Ukraine telecommunication network in Crimea on 15 and 16 March, 2014. The outcome of the investigation is currently unclear. Possible legal risks or risks concerning our license terms and conditions arising from the proceedings might adversely affect our business, financial condition and results of operations.

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

        While the Federal Law on Joint Stock Companies of December 26, 1995 as amended (the "Joint Stock Companies Law"), provides that shareholders owning not less than 1% of the company's stock may bring an action for damages caused to a company by its CEO, member of the Board of Directors or is Management Board and certain other officials, minority shareholders may have difficulties with proving such damages with the court and as a consequence may be denied their claims by the court. In 2009, legislation was adopted which contemplates class action litigation. Although there have been several disputes in the past few years, Russian courts do not have a clear and consistent approach in regards to class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our shares and ADSs.

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

Shareholder liability under Russian legislation could cause us to become liable for both obligations of our subsidiaries and losses of the legal entities in which we have a practical possibility of determining actions.

        The Civil Code of the Russian Federation, the Joint Stock Companies Law and the Federal Law "On Limited Liability Companies" generally provide that shareholders in a Russian joint stock company or members of a limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an "effective parent." The entity whose decisions are capable of being so determined is deemed an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, or due to its majority participation of the effective parent in the charter capital of the effective subsidiary; and

  •
  the effective parent gives obligatory directions or consent to the effective subsidiary.

        However, joint and several responsibility of the effective parent is excluded in case of voting of the effective parent on the approval of the transaction at a general shareholders' meeting of the effective subsidiary, as well as the approval of the transaction by the executive body of the effective parent, if the need for such approval is envisaged in the charter of the effective subsidiary and (or) the effective parent.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or failure to act of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for debts of our subsidiaries and losses of the legal entities in which we have a practical possibility of determining actions if we caused such losses. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

  •
  the amendment of our charter in a manner that excludes reference to the entity's public status, approved simultaneously with a decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities; and

  •
  a decision on applying for delisting of shares and convertible securities from a stock exchange.

        For example, from 2004 through December 31, 2015, we merged over 60 of our wholly owned subsidiaries into MTS. Following the approval of the first of the series of mergers we repurchased shares from investors who voted against or abstained from voting on the merger in the amount of 11.1 billion rubles. Also, on March 10, 2011, we completed a share buyback as part of the reorganization of MTS involving a merger with Comstar, Dagtelecom and Evrotel. Specifically, a total of 8,000 MTS ordinary shares representing 0.0004% of our issued share capital were repurchased for RUB 1.96 million. In addition, a total of 22,483,791 Comstar ordinary shares representing 5.3809% of issued share capital were repurchased for RUB 4.8 billion. Also as a part of our reorganization during 2013 a total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million and during 2014 a total of 9,935 MTS ordinary shares representing 0.0005% of our issued share capital were repurchased for RUB 2.1 million. In the course of reorganization in 2015 we repurchased 29,666 MTS ordinary shares representing 0.0014% of our issued share capital for RUB 5.9 million.

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

        Starting from the effective date of the Strategic Foreign Investment Law, a foreign investor seeking to obtain direct or indirect control over a strategically important company is required to have the respective transaction pre-approved by a special governmental commission on control of foreign investments. On December 6, 2014, the amendments to the Strategic Foreign Investment Law came into effect. The law stipulates that foreign investors are obliged to obtain prior approval of transactions envisaging the acquisition of right of ownership, possession or use of property classified as the fixed production assets of a strategic company and the value of which represents 25% or more of the balance sheet value of the assets of such company as of the last reporting date, according to accounts. In addition, foreign investors are required to notify this authorized governmental body about any transactions undertaken by them resulting in the acquisition of 5% or more of the charter capital of strategically important companies. Within 180 days from the effective date of the Strategic Foreign Investment Law, foreign investors having 5% or more of the charter capital of strategically important companies were required to notify the authorized governmental body about their current shareholding in such companies. Commencing December 6, 2014, a foreign investor is also obliged to notify the authorized governmental body about the fact of conducting the pre-approved transactions.

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

        The agreement on the conditions of inter-carrier mutual settlements while delivering international communication services in CIS-countries was signed on the CIS Heads of Government Council meeting held in Dushanbe on October 30, 2015 (the "Agreement"). The enforcement of certain provisions of the Agreement may adversely affect our operation in terms of the execution of inter-carrier mutual settlements among CIS-operators. In order to be implemented, the corresponding provisions should be introduced to the Russian legislation. To date, the provisions have not been implemented yet.

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

        The draft law "On Security of Critical Information Infrastructure" may classify our information systems as critical information infrastructure of the Russian Federation, which would involve the need to comply with additional information security requirements and could lead to considerable modernization costs.

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

        On February 3, 2014, a plan of measures for "Development of competition in electronic communications" was approved by the Government Regulation No. 130-R. According to the plan, the Ministry of Communications of the Russian Federation and FAS (the functions of Federal Tariff Service were transferred to FAS on July 21, 2015) have to submit to the Government of the Russian Federation a report on assessment of possibility to port subscribers' numbers within fixed line networks ("LNP"-local number portability) as well as within data transmission networks. At the end of January 2015, the press reported that the Ministry of Economic Development submitted to the Ministry of Communications, the Federal Tariff Service, FAS and the Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing a proposal to implement the service of retaining the telephone number after switching from one fixed line operator to another, however the concept of LNP is not yet developed. In March 2015, the press reported that FAS upheld the initiative and suggested to develop pilot projects on launching the service when the Ministry of Communications opposed the proposal. The changes, should they be introduced, may lead to additional costs and intensify competition. In addition, in case the regulator imposes requirements on granting the infrastructure obligatory for fixed line operators while implementing the service, this may affect our business.

        According to press reports, a proposal on carrying international traffic from the country's territory through the networks of nationwide operators is being considered. The list of nationwide operators has not been specified yet. In case such initiative is implemented and MTS is not included in the list of nationwide operators, this may lead to an increase in our traffic transmission costs.

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

        With the entry into force of the Treaty on the Eurasian Economic Union (EEU) on January 1, 2015, a supra-national antimonopoly body empowered to control compliance with general competition rules on cross-border markets and to apply antitrust measures was established. Should violations with respect to companies operating on cross-border markets be identified, this might lead both, to imposition of fines in accordance with the legislation of the EEU and adoption of the decisions for compulsory execution.

        The amendments introduced to Article 5 of the Federal Law No. 115 "On Combating Legalization (Laundering) of Criminally Gained Income and Financing of Terrorism" dated August 7, 2001, entered into force on March 1, 2015. The list of organizations carrying out cash/other property operations, to whom the law requirements are applied, was expanded according to those amendments. In addition to telecommunication operators entitled to independently render mobile radio telecommunication services, the telecommunication operators occupying "substantial position" in public switched telephone networks entitled to independently provide data transmission services and render services on the basis of contracts with individual subscribers, have been also included in the list. A telecommunication operator which meets the specified criteria is obliged to provide the Federal Financial Monitoring Service with the information on cash/other property operations (that is subject to compulsory control or that seems suspicious while implementing the rules of internal control), as well as to take measures for freezing (blocking) of cash/other property (in case there is an information on its involvement in extremist activities or terrorism). Lack of law enforcement practice may cause difficulties in interpreting the above-mentioned amendments and lead to additional burden for telecommunication operators.

        In June 2015, the Government of Russia introduced the draft amendments to the Federal Law "On Communications" and Federal Law "On Mass Media" providing for use of telecommunication network facilities for the prompt informing of population in case of emergencies. According to the draft law, operators are obliged to transmit warning signals to telecommunication services users in order to provide them with the information of the utmost urgency relating to immediately arising/arisen life or health threats.

        In addition, in June 2015, mass media reported that the Ministry of Communications prepared the draft order pursuant to which telecommunication operators may be obliged to accumulate and store information concerning the personnel actions on communication facilities management (for a 3-year period) and provide it to the Federal Security Service at its request. The intelligence agencies may thus get an access to the data relating to foreign contractors of operators. The compliance with the requirements (in case the order is adopted) may lead to additional costs for the implementation of legislative norms.

        The draft law "On the introduction of amendments to certain legislative acts of the Russian Federation with respect to setting up of additional counter-terrorism measures and public security enforcement" was introduced on April 11, 2016. Pursuant to the draft law, operators may be obliged to store information on the facts of receiving, transferring, delivery and/or processing of voice information and text messages, including their content, as well as images, sounds and other messages of telecommunication services users (for a 3-year period) and provide necessary information to the authorized government bodies in charge of operative-search or security activities (for the execution of their duties prescribed by the federal laws). In case the draft law is approved and adopted in the future, it may impose huge additional costs on the operators of mobile communications.

        Currently the Russian Civil Code is undergoing the process of substantial revisions with new provisions being introduced relating to a number of spheres including property, and a number of others. At present, the potential interpretation of these amendments by state authorities (including the courts), along with their impact on our activities are unknown.

        Russian companies are obliged to pay various and significant taxes including income tax, VAT, real estate tax, excise tax, payroll tax and others. Along with tax liabilities there are different obligatory non-tax payments. These include payments into Universal Service Fund, which currently amounts to 1.2% of our annual revenue on telecommunications services. Furthermore, potential regulatory changes that may be enacted in the future, such as the introduction of new rules regulating MVNOs, new rules concerning our pricing policy and others, could weaken our competitive position in the mobile telecommunications market. Changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may, as a result, materially adversely affect our financial condition and results of operations.

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

        There are various difficulties that we face in implementing MNP principle including difficulties in applying established customer practices. The implementation of the MNP principle may therefore lead to the interference of antimonopoly authorities and legal actions. For example, in 2014 MegaFon filed a claim against us after winning a contract on rendering services to the members of the Council of the Federation, which was partially satisfied by FAS.

        From March 1, 2014, if an operator fails to pass a subscriber's number to another operator within the stipulated terms, it is obliged to render the services free of charge. The duration of any free of charge services will start from the planned date of passing the number until the effective date of the transfer. This initiative came into force on March 1, 2014 and placed additional responsibility on the operators whilst exposing operators to the risk that certain subscribers may seek to improperly take advantage of this system by engineering delays in the MNP process. Starting from April 8, 2014, the operators are obliged to pass a subscriber's number to another operator no later than the eighth day from the individual subscriber's application date and on the twenty ninth day in case the subscriber is a legal entity, unless otherwise indicated in the subscriber's application.

The failure of our subsidiaries that are subject to regulations as natural monopolies to comply with the requirements of the Federal Law No. 223 "On Procurement Process," inter alia, in case of collective tendering can lead to penalties on our subsidiaries.

        One of our subsidiaries, MGTS, is categorized as a natural monopoly in the Moscow telecommunications market. According to the Federal Law No. 223 "On Procurement Process," natural monopolies are obliged to conduct the procurement process in accordance with the principles of transparency and non-discrimination and unjustified limitation of competition. If our subsidiaries that are under additional regulations as natural monopolies are found failing to comply with the law on procurement process, inter alia in case of collective tendering with us, our subsidiaries can be subject to penalties. See also "—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may influence our subscriber tariffs and restrict our operations."

Our failure to comply with new personal data protection laws and with the regulations of state authorities regarding information security in the telecommunications networks in Russia may have a material adverse effect on our business, financial condition and results of operations.

        The activity of a telecommunication operator in the field of information security in the Russian Federation is represented by a variety of regulatory legal acts, such as, Federal Laws "On Communications," "On Information, Information Technology and Information Security," "On Personal Data," "On Trade Secret," "On Electronic Signature," as well as sub-decrees of the Government, the Federal Service for Technical and Export Control, the Federal Security Service, the Ministry of Communications, Roskomnadzor and others.

        As a result of changes in personal data protection regulations, we face significant technical, financial and managerial undertakings. For example, we are required to treat subscribers' personal data with the level of protection afforded to state secrets, obtain state certification of our installed information protection facilities from the Federal Service for Technical and Export Control and the Federal Security Service, obtain licenses for carrying out activity in the field of technical and cryptographic security of personal data from the Federal Service for Technical and Export Control and the Federal Security Service (in case the activity is carried out not only for our own needs). We are also now directly liable for the actions of third parties to whom we forward personal data for processing. Moreover, we must now make public our data protection policies, which currently constitute a trade secret, and which may increase the risk of data protection violations if revealed. Furthermore, the modernization of our information protection systems and the optimization and reengineering of our personal data processing systems will require us to incur significant expenses. At the same time, the regulations established by the Russian government on November 1, 2012 introduced onerous data protection requirements around data processing within the informational systems (for example, to ensure that our system and application software do not have any undeclared capabilities). If the resources required to develop and implement data protection systems meeting the new standards are greater than expected, or we fail to comply with the data protection laws despite our best efforts to do so, our business, financial condition and results of operations could be materially adversely affected.

Recent novelties concerning regulation on personal data such as, for example, ban on processing of Russian citizens' personal data in databases located outside Russia and obligation to provide information concerning all Russian citizens' personal data to "Roskomnadzor" may pose additional compliance risks for telecommunications operators.

        According to the Federal Law No. 242 ("Federal Law No. 242"), operators are obliged to record, systemize, accumulate, store, clarify (update, modify) and retrieve Russian citizens' personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide Roskomnadzor with the information on location of databases containing all citizens' personal data.

        The Federal Law No. 242 may cause restrictions on the provision of information services as well as impose penalties on operators for failure to comply with the legal requirements (some of which may be subject to broad interpretation) for a number of reasons including the following:

  •
  FL-242 prohibits a number of processing actions abroad with respect to personal data of Russian citizens and may, therefore, be interpreted as prohibiting operators to effect cross-border personal data transmission (processing) in the necessary volume and for the necessary period of time which may cause the inability to provide information services for Russian citizens connected with cross-border personal data processing and/or involvement of foreign partners.

  •
  Telecommunication operator's activity while rendering communication services implies exchange of personal data of Russian citizens with foreign partners. Uncertainties with respect to the Russian legislation do not allow to unambiguously define legitimacy of such activity following the adoption of this law.

  •
  No standard definition of a database exists at law. According to definitions of a database given in the Article 1260 of the Civil Code and GOST 20886, different documents and virtual objects (for example, MS Office files) may be referred to as a database. The information resources of our company, including personal data, may be stored in a virtual environment (including as part of cloud computing), which may significantly hinder the determination of the exact location of each virtual object and complicate provision of information on such location within the period stipulated by Federal Law No. 152 "On Personal Data." Therefore, the combination of such objects and their location in a complex information structure may be prone to ambiguous interpretation.

  •
  Partners may violate the procedures for certain prohibited activities with personal data of Russian citizens that is being recorded and systemized by them on behalf of a personal data operator.

        The Federal Law No. 242 entered into force on September 1, 2015. However, in the absence of sufficient official guidance and clear practical enforcement examples, it is hard to form a definitive view on how these new rules would apply, particularly with respect to international companies and telecommunications operators with international presence. Our failure to comply with the legal requirements may lead to the imposition of penalties and restriction on access to Russian websites from the territory of Russia.

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

        In November 2012, NCCIR issued the statements regarding MNP, which enables the subscribers to retain their telephone number after switching from one operator of mobile communications to another. MNP law came into legal force on July 5, 2013 with the beginning of switching to other operators from December 20, 2013. On December 30, 2013 a resolution that postponed the beginning of service provision to July 2014 came into legal force, however, implementation of MNP service was cancelled later on by a court decision. On July 31, 2015, NCCIR approved the procedure for MNP service rendering and introduced amendments to the basic requirements of agreements for the provision of telecommunication services. The decision entered into force on September 8, 2015. The terms of MNP service launch will be set by the special decision of NCCIR which has not been passed yet.

        According to the Law of Ukraine No. 1166 "On prevention of financial disaster and creation of preconditions for the economic growth in Ukraine," the fee for use of radio frequency resource was doubled since April 1, 2014. Over the period of 2016, the fee has raised by 13.35%. The increase in fee for the use of radio frequency resource and similar legislative changes regulating telecommunications industry may materially adversely affect our business, financial condition and results of operations. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in Ukraine—Legislation."

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

        As of January 1, 2012, changes to the Tax Code of the Russian Federation enable Russian taxpayers which are part of a group to consolidate their financial results for profit tax purposes. It is yet unclear how the new legislative provisions will be applied by the tax authorities as currently only limited regulatory guidance is available on this matter. In addition to imposing certain criteria that must be met in order to create a consolidated tax paying group, the law also limits certain transactions within the group (e.g. corporate restructurings). In 2014, we concluded an agreement with tax authorities, according to which the consolidated taxpaying group had to start functioning since 2016.

However, pursuant to the law adopted in November 2015, the contracts on the set up of the consolidated taxpaying group are not subject to registration during 2016 - 2017 and the contracts registered during 2014 - 2015 are considered by tax authorities as not registered. In the absence of any official interpretation, it is currently difficult to estimate the implementation of new law on the agreements already registered by tax authorities.

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

        See also "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Tax Audits and Claims."

Lack of law enforcement practice of the Russian anti-offshore policy may have adverse impact on our business, financial condition and results of operations.

        In the past few years, the Russian Federation like a number of other countries in the world has been actively involved in a discussion of measures against tax evasion by the use of low tax jurisdictions as well as aggressive tax planning structures.

        The rules of controlled foreign companies (CFC) came into force on January 1, 2015. The rules oblige Russian taxpayers being controlling persons of a foreign company to submit to the tax authorities both standard notifications on participation in CFC and tax declarations. Profit generated commencing in 2015, including retained earnings, is subject to taxation in the Russian Federation. The innovations could impose additional tax on the undistributed profits of any foreign entity controlled by us (in proportion to such controlling stake) at the rate of 20%. These innovations caused amendments to the Tax Code providing for liability in case of non-disclosure or incomplete disclosure of information on CFCs and the non-payment or underpayment of relevant tax.

        In addition, implementation of new concept of beneficial ownership, with regard to taxation of payment of passive income (dividends, royalty, income), may negatively affect possibility to apply benefits set by the double tax treaties, in case such payments pass through intermediary entities. This may potentially lead to increase of tax burden with regard to such payments.

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

The tax system in Ukraine is undergoing a reform and various tax laws are subject to different interpretations.

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

        The changes introduced into the Tax Code of the Ukraine during 2012 created a duty to pay advance installments on tax on profits on a monthly basis and retained the duty to pay advance installments on dividend payments. Before 2013, tax on profits charged for the accounting period was reduced by the amount of advance installments made on dividend payments. In 2013, such reductions were not taken into account and we were obliged to pay the new monthly advance installment on the tax on profits as well as the advance installments on the dividend payments, which increased our tax expenses. However, following a new law issued on July 31, 2013 it became possible to reduce the tax on profits by the amount of advance installments on dividend payments but commencing March 1, 2014 when the 2013 and 2014 tax return is filed. But the form of tax return applied for 2013, 2014 and 2015 does not provide for such reduction. The State Fiscal Service provided similar clarifications on the possibility to reduce the tax on profits in tax report for 2015 by the amount of advance installments made on dividend payments in previous years.

        The approach to the calculation of the profits tax has changed recently. The tax is currently calculated based on financial results declared in the financial statements, i.e. according to the accounting principles. There were temporary tax differences for specific operations until January 1, 2015, i.e. the revenues reflected in the financial statements for 2015 were also reflected in tax accountings until January 1, 2015, which could lead to double taxation. MTS Ukraine is working with the relevant state authorities to avoid double taxation.

        On March 27, 2014, the Act on Finance Crisis Prevention was passed in Ukraine. Several provisions in the Tax Code have been changed by the act which may affect our business in Ukraine, in particular, doubling of the fees for frequency usage.

        On December 28, 2014, the Act on tax reform was passed, that changes TCU by introducing the new VAT base and the electronic VAT administration system. From January 1, 2015 the VAT base for taxable supplies cannot be lower than the purchase price for purchased goods/services and/or the cost for produced services (cannot be lower than the normal price from January 1, 2016); and/or the net balance value of non-current assets. From February 1, 2015 till October 1, 2015 the electronic VAT administration system operated in a test regime: all VAT invoices were issued in electronic form and registered in the unified register. Failure to register a VAT invoice issued since October 1, 2015 on time is subject to 20-50% fines depending on the overdue period. Since July 1, 2015, the registration of VAT invoices is available if the supplier has sufficient input VAT and/or has a sufficient balance in its State Treasury electronic VAT account accumulated with cash from supplier's bank account. In addition, starting from January 1, 2016 10-100% fines for errors on VAT invoices were introduced.

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

        Because our ADS program is regularly at or near capacity, purchasers of our shares may not be able to deposit these shares into our ADS facility, and ADS holders who withdraw the underlying shares from the facility may not be able to re-deposit their shares in the future. As a result, effective arbitrage between our ADSs and our shares may not always be possible. Our shares are listed and traded on the Moscow Interbank Currency Exchange. Due to the limited public free float of our common stock, the public market for our shares is significantly less active and liquid than for our ADSs. The cumulative effect of these factors is that our shares may from time to time, and for extended periods of time, trade at a significant discount to our ADSs.

Recent Russian legislation changed the approach towards disclosure of information about ownership of the ADSs, including in some cases beneficial ownership of the ADSs, and a failure to provide such disclosure may restrict your ability to vote.

        Pursuant to recently changed legislation, depositaries, and as a result, ADS holders, are not able to vote in connection with the shares underlying ADSs on behalf of the ADS holders unless they provide certain information to the issuer. At a minimum, this information includes the identity of the holder of the ADSs, registration details including a state registration number (for legal entities), and the number of shares attributable to each ADS holder.

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

        ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They are able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        ADS holders by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken, in turn, as soon as practicable thereafter, to mail to ADS holders the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote the shares represented by the ADSs they hold. Because of this additional procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the shares and we cannot assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner. ADSs for which the depositary does not receive timely voting instructions will not be voted.

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

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, the central registration system in Russia is under development. Since October 1, 2014, share registers of all joint stock companies are maintained by licensed registrars. Regulations were issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar, however companies are no longer able to maintain the registers themselves. Nevertheless, in practice registrars tend to have relatively low levels of capitalization and insufficient insurance coverage.

        On December 7, 2011 amendments to the relevant legislation were adopted, substantially reforming the registration system by introducing the CSD. In the course of this reform of the share keeping system, numerous different depositaries with accounts in the registers of companies were replaced by a single central depositary, whose primary function is the custody of shares in all major companies. These changes became effective on January 1, 2012 and are still being implemented. On November 6, 2012, FSFM officially appointed the National Settlement Depositary as the central depositary. Since the central depositary opened its account in MTS' register in March 2013, all the other custodians are restricted from opening their accounts in the register. Currently the central depositary is the only custodian with an account in MTS' register and other custodians hold custodial accounts with the central depositary.

        In addition, certain amendments to the Civil Code of the Russian Federation entered into force on October 1, 2013 regarding the transfer and restitution of securities that are aimed at protection of rights of security holders and on September 1, 2014 regarding the regulation of legal entities and their corporate governance. However, a centralized share registration system is currently undergoing a reform in Russia, therefore transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets.

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

        The Regulation No. 591 of the National Bank of Ukraine "On amendments to Certain Legislative Acts of the National Bank of Ukraine" that entered into force on September 23, 2014 and expired on December 2, 2014 set the restriction on a number of operations in foreign currency, including repatriation of dividends to the foreign investor. On December 1, 2014, the National Bank of Ukraine adopted a new regulation (Resolution No. 758) with effect from December 3, 2014, which extended the application of certain currency control restrictions, including the above-mentioned repatriation of dividends (except for the dividends on securities traded on stock exchange) till March 3, 2015. During the course of 2015 and the first quarter of 2016, the restriction terms have been prolonged several times, with the expiration on June 8, 2016, which may adversely affect our cash flow and results of operations.

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

        Our legal name is Mobile TeleSystems Public Joint Stock Company (MTS PJSC) and we are incorporated under the laws of the Russian Federation. Our head office is located at 5 Vorontsovskaya Street, Bldg. 2, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 223-2025. The address of our incorporation is 4 Marksistskaya Street, Moscow 109147, Russian Federation. We maintain a website at www.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreement.

        MTS PJSC is the new legal name of Mobile TeleSystems Open Joint Stock Company (MTS OJSC) registered on July 1, 2015 in order to comply with the regulations of Chapter 4 of the Civil Code of Russian Federation (as amended). MTS OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly owned subsidiary. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs on the New York Stock Exchange (the "NYSE") under the symbol "MBT." Each ADS represents two underlying shares of our common stock. Prior to May 3, 2010, each ADS represented five shares of our common stock.

        In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002. In 2003 through a number of purchases we acquired a 100% stake in MTS Ukraine for RUB 11,872 million. Starting from 2007 until 2015, we operated under the MTS brand in Ukraine. In 2015, as part of our strategic partnership with Vodafone, we introduced Vodafone brand in Ukraine.

        In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million (RUB 3,693 million) in cash. We acquired the remaining 26% stake in June 2007 pursuant to a put option agreement for $250.0 million (RUB 6,481 million) in cash. In May 2006, we started operations under the MTS brand in Uzbekistan. In July 2012, we suspended providing services in Uzbekistan per the order from the State Agency for Communications and Information

("SACI") of Uzbekistan on the temporary suspension of the operating license of Uzdunrobita for a period of 10 business days which was subsequently extended to three months. On August 13, 2012, the Tashkent Economic Court granted the petition of the SACI to withdraw all operating licenses of Uzdunrobita. Simultaneously various Uzbek government agencies claimed multiple violations by Uzdunrobita, which having passed through numerous court hearings resulted in heavy penalties which Uzdunrobita has been unable to satisfy. Uzdunrobita has submitted its application initiating self-bankruptcy procedures to relevant Uzbek court. On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated liquidation procedures. As a result, we lost control over the subsidiary and deconsolidated Uzdunrobita. In July 2014 the disputes between us and Republic of Uzbekistan were resolved. The parties signed the Settlement Agreement and according to its terms all mutual claims were eliminated. Furthermore, a new mobile operator, UMS, was established by governmental authorities of Republic of Uzbekistan. On September 24, 2014, an ownership interest of 50.01% in UMS was transferred to us as an incentive for reentrance into the country by the State Unitary Enterprise "Center of radio communications, radio broadcasting and television," the second shareholder of an operator, on behalf of the Republic of Uzbekistan. We started operations in Uzbekistan in December 2014. Please see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations" regarding recent suspension of our services in Uzbekistan and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Uzbekistan."

        In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million (RUB 1,343 million) in cash. Since October 2006, we have operated under the MTS brand in Turkmenistan. On December 21, 2010, the Ministry of Communication of Turkmenistan suspended our primary operating license and we ceased providing mobile telecommunications services in Turkmenistan. In August 2012, we restarted our mobile communication operations in Turkmenistan via MTS-Turkmenistan and resumed providing services for subscribers who did not cancel their contracts. Since October 1, 2012, we resumed our operations in Turkmenistan entirely and started entering into contracts with new subscribers. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS-Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

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

        In October 2009, we acquired a 50.91% stake in Comstar, a leading fixed line operator in Russia, from Sistema, and subsequently increased our ownership interest to 61.97% (or 64.03% excluding treasury shares) in December 2009 and to 70.97% (or 73.33% excluding treasury shares) in September 2010 through a voluntary tender offer. On December 23, 2010, the extraordinary general meetings of shareholders of Comstar and MTS approved a merger, which was completed on April 1, 2011. As a result, Comstar ceased to exist as a separate legal entity and MTS became the legal successor of Comstar in respect of all its rights and obligations.

        Prior to April 1, 2011, Comstar operated in both the Moscow and other fixed line communications markets, offering voice telephony, broadband Internet and pay-TV, operator interconnect and other services to its subscribers. As of now we still continue to provide these services. One of Comstar subsidiaries was MGTS, Moscow's incumbent fixed line operator with "last mile" access (the final phase of delivering connectivity from a communications provider to a customer) to approximately 96% of the households in Moscow. In 2011, we completed the re-branding of Comstar with our main MTS brand. MGTS continues to provide services under its own brand.

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

        Between 2009 and 2014 we acquired controlling stakes in various regional fixed line operators as we are determined to develop broadband Internet through regional expansion.

        In April 2013, we acquired a 25.095% stake in MTS Bank for 5.09 billion rubles through an additional share issuance by the bank. As of April1, 2016 our interest comprised 26.8%.

        In December 2014, we acquired controlling stakes in Penza-GSM, SMARTS- Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies within the regions mentioned. The acquisition enhances our spectrum resources in the above mentioned regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date.

        In April 2014, we acquired a 10.82% stake in OZON , a leading Russian e-commerce company, through the purchase of OZON Holdings Limited's additional share issuance for RUB 2,702 million. Cooperation with OZON creates new distribution channels available to us through its extensive online retail platforms.

        In December 2015, we have completed the acquisition of NVision Group and its subsidiaries for RUB 11.2 billion. Through this transaction, we have obtained proprietary rights over our billing systems which will allow us to reduce the time-to-market for new products and better manage billing and IT-related expenses. NVision Group is also one of the largest system integrators and complex IT solutions providers in Russia.

Capital Expenditures

        We spent in total RUB 106,537 million in 2015 for network development in Russia and the other countries where we operate, which included RUB 76,671 million in cash expenditures on property, plant and equipment, and RUB 29,866 million for the purchase of intangible assets (thereof RUB 10,426 million for acquisition of 4G and 3G licenses). We expect to spend approximately RUB 87.5 billion (including 2.5 billion for acquisition of 4G licenses in Russia) in 2016 for the on-going roll out of Long-Term Evolution ("LTE") networks throughout Russia, maintenance capital expenditures, infrastructure development for our Big Data project, as well as introduction and development of network monitoring and controlling systems, further build out of 3G networks in Ukraine, replacement of outdated equipment and development of 3G networks in Turkmenistan and investments in mobile radio subsystems and supporting software products in Armenia and Uzbekistan. We plan to finance our capital expenditures primarily through operating cash flows, and to the extent necessary, through additional external financing. The actual amount of our capital expenditures for 2016 may vary depending on subscriber growth, demand and network development, as well as currency volatility, vendor terms and the availability of external financing. The capital expenditure estimate for 2016 excludes expenditures that may be made in connection with acquisitions. A breakdown of our capital expenditures in 2015 by country is set forth below.

        We spent RUB 2,755 million and nill in 2014 and 2015, respectively, for acquisitions of subsidiaries, net of cash acquired from third parties. In addition, in 2015, we spent RUB 9,446 million, net of cash acquired, for acquisition of subsidiaries under common control.

Russia

        We spent RUB 83,000 million in 2015 for network development in Russia, including RUB 63,349 million in cash expenditures on property, plant and equipment, and RUB 19,652 million for the purchase of intangible assets (RUB 3,382 million thereof for acquisition of 4G licenses).

Ukraine

        We spent RUB 19,471 million in 2015 for network development in Ukraine, including RUB 9,914 million in cash expenditures on property, plant and equipment, and RUB 9,556 million for the purchase of intangible assets (RUB 7,044 million thereof for acquisition of 3G licenses).

Turkmenistan

        We spent RUB 500 million in 2015 for network development in Turkmenistan, including RUB 351 million in cash expenditures on property, plant and equipment, and RUB 149 million for the purchase of intangible assets.

Armenia

        We spent RUB 1,371 million in 2015 for network development in Armenia, including RUB 952 million in cash expenditures on property, plant and equipment, and RUB 419 million for the purchase of intangible assets.

Uzbekistan

        We spent RUB 2,195 million in 2015 for network development in Uzbekistan, including RUB 2,105 million in cash expenditures on property, plant and equipment, and RUB 90 million for the purchase of intangible assets.

Belarus

        MTS Belarus spent RUB 4,838 million in 2015 for network development, including RUB 3,535 million in cash expenditures on property, plant and equipment, and RUB 1,303 million for the purchase of intangible assets (RUB 688 million thereof for acquisition of 3G licenses). We do not include the capital expenditures of MTS Belarus in our capital expenditures described above as its results are not consolidated in our financial statements.

B.    Business Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including data transfer, broadband, pay-TV and various value-added services, as well as selling equipment and accessories. According to AC&M Consulting, we are the largest provider of mobile cellular communications services in Russia and the second largest in Ukraine in terms of mobile subscribers. According to our own estimates, we are also the largest provider of mobile cellular communication services in Armenia in terms of mobile subscribers.

        As of December 31, 2015, we had a mobile subscriber base of approximately 102.5 million (approximately 77.3 million in Russia, 20.4 million in Ukraine, 2.1 million in Armenia, 1.6 million in Turkmenistan and 1.1 million in Uzbekistan, which is an increase of 4% compared to December 31,

2014. We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 30% market share as of December 31, 2015, based on TMT consulting data. Our revenues for the year ended December 31, 2015, were RUB 431,232 million, an increase of 5.0% from the year ended December 31, 2014. Our net income for the year ended December 31, 2015, was RUB 47,404 million, a decrease of 7.9% from the year ended December 31, 2014.

        Russia is our principal market, both in terms of subscribers and revenues. For the year ended December 31, 2015 approximately 91% of our revenues came from operations in Russia; approximately 6% of our revenues came from operations in Ukraine; and approximately 3% of our revenues came from operations in other countries, respectively.

        As of December 31, 2015, approximately 75% of our mobile subscriber base was in Russia and approximately 20% was in Ukraine. According to AC&M-Consulting, as of December 31, 2015, we had a 31% and 35% market share of total mobile subscribers in Russia and Ukraine, respectively.

        The table below sets forth our total mobile subscribers as of the end of the last five years:

Period	Subscribers(1)
	(in million)
2011	101.1	(2)
2012	95.8	(3)
2013	94.7	(4)
2014	98.8
2015	102.5

(1)
Excludes MTS Belarus subscribers as its results of operations are not consolidated in our financial statements. For the years ended December 31, 2010, 2011, 2012 and 2013 we defined a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of Prepaid tariffs) or whose account does not have a negative balance for more than this period. Starting from 2014, we define a subscriber as an organization or individual, whose SIM-card shows traffic-generating activity or accrues a balance for services rendered or is replenished of topped off over the course of any three- month period, inclusive within the reporting period, and was not blocked at the end of the period. The number of subscribers was restated based on subscriber definition introduced in 2014 only for the year ended December 31, 2013.

(2)
Excludes Turkmenistan subscribers.

(3)
Excludes Uzbekistan subscribers.

(4)
Excludes Uzbekistan subscribers and restated to reflect 3 months active subscribers.

        In 2012, we ceased to provide mobile cellular communications services in Uzbekistan as all operating licenses of our subsidiary, Uzdunrobita, were withdrawn by the State Agency for Communications and Information of Uzbekistan on August 13, 2012. We restarted our operations in Uzbekistan in December 2014. As of December 31, 2015, we gained a subscriber base of 1.1 million. See "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of our subsidiaries in the countries in which we are present to maintain control over their operations and assets may adversely affect our business, financial condition and results of operations."

        In Turkmenistan, our primary operating license was suspended on December 21, 2010, and we ceased providing mobile telecommunications services in that country for two years. In 2012, our operating license was reinstated and as a result our operations in Turkmenistan were resumed. Our subscriber base amounted to approximately 1.6 million subscribers as of December 31, 2015. For more information, see "Item 3. Key Information—D. Risk Factors—Legal Risks and Uncertainties—The inability of MTS—Turkmenistan to sustain its operations in Turkmenistan on commercially acceptable terms or at all may adversely affect our business, financial condition and results of operations."

        According to our estimates, overall mobile cellular penetration in Russia was approximately 171.9% as of December 31, 2015, which is 7.6% increase from 164.3% at December 31, 2014.

According to our estimates, mobile cellular penetration in Ukraine was approximately 137.3% as of December 31, 2015, which is a decrease from 138.2% as of December 31, 2014. According to our estimates, mobile cellular penetration in Armenia was approximately 112.5% as of December 31, 2015, as compared to approximately 111.0% as of December 31, 2014. Mobile penetration in Turkmenistan was approximately 100.8% as of December 31, 2015, as compared to 104.3% as of December 31, 2014, according to our estimates.

        Our consolidated mobile subscriber base increased insignificantly in the first two months of 2016. Specifically, according to our estimates at March 1, 2016, we had approximately 102.7 million subscribers, including approximately 77.2 million in Russia, 20.6 million in Ukraine, 2.1 million in Armenia, 1.6 million in Turkmenistan and 1.2 million in Uzbekistan.

        MTS Belarus had approximately 5.30 million subscribers and a leading market share of 45.5% as at December 31, 2015, according to our estimates. As of December 31, 2014 according to our estimates, MTS Belarus had approximately 5.31 million subscribers and a leading market share of 46.1%. Belarus, a country with a population of approximately 9.5 million, had a mobile cellular penetration rate of approximately 123% as of December 31, 2015, according to our estimates.

        As of December 31, 2015, we had mobile licenses to operate and commercial mobile operations throughout the entire territory of Russia with a population of approximately 146 million people, throughout the entire territory of Ukraine with a population of approximately 43 million people, throughout the entire territory of Uzbekistan with a population of approximately 31 million people, throughout the entire territory of Turkmenistan with a population of approximately 5 million people and throughout the entire territory of Armenia with a population of approximately 3 million people. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to renew our licenses or receive renewed or new licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations," and "—Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations."

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

        Our Moscow fixed line operations contemplate communications services provided through incumbent operator MGTS. Our Moscow fixed line operations included 3.3 million unique residential subscribers or 4.9 million customers as defined by the use of our services as of December 31, 2015. We are the largest operator in the Moscow residential broadband market, with a 30% market share. MGTS holds licenses and regulatory approvals to provide local telephony, DLD/ILD voice telephony, interconnect to other operators, Internet and data transmission and other services.

        Our fixed line operations in other cities include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. As of December 31, 2015, we had 3.3 million unique residential subscribers, based on TMT consulting data or 3.9 million customers as defined by the use of our services. Fixed line services are also provided in Ukraine and Armenia with digital telephony communications services, data transmission, Internet access and the renting of channels.

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

        In order to achieve our goals in 2016 we are continuing to execute our "3D" strategy launched in prior year. Our new strategy envisions three areas of focus: Data, Differentiation, Dividends, and as described below, is a key to sustaining our leadership positions. The "3D" strategy expands and develops our strategic priorities and principles that we formulated in 2013.

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

  •
  Differentiation:  as a multiservice operator, we leverage our retail network to engage customers with products and services to enhance their digital lives. We have established Moscow as world-class city in terms of connectivity and network access, and anticipate customer needs through a diverse portfolio of products and services to meet a world beyond communications.

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

        As of December 31, 2015, we had bilateral roaming contracts with 784 wireless operators in 228 countries, including 16 regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators.

Value-Added Services

        We offer various value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

Basic telephony	Customer care	Other services
• Call Divert/Forwarding	• Itemization of Monthly Bills	• MTS-News (ICB Service)
• Caller ID Display and anti-Caller ID Display	• Information and Directory Service	• My subscriptions
• Conference Calling	• Automatic Customer Care System and Customer Care System via the Internet	• Second Memory (Cloud storage)
• Voicemail	Mobile internet	• Ring Back Tone
• Call Barring	• General Packet Radio Service ("GPRS")	• Unstructured Supplementary Services Data ("USSD")
• Call Waiting	• 3G, 4G (LTE)	• MTS-Music
• Missed Call Alert	• Data share plan	• MTS-TV
• Intelligent call assistant	• Real IP	• VoD (Video on Demand)
• Collect call	• WEB	• MTS-Books
• Black List	• E-shop	• Location-Based Service ("LBS")
• International Access Service	• APN remote access point	• Mobile banking
	• Fixed Mobile Convergence	• SIM-browser
Messaging
• SMS P2P, A2P	• MTS-Modem
• MMS	• MTS-Tablet
• Application MTS-Connect	• Mobile Office
• SMS Pro (SMS black list, autoreply, forward, storage)	• Wi-Fi

        We also provide many voice and SMS-based value-added services in cooperation with various content providers.

GPRS, EDGE services

        We launched our commercial 2G network in 1994 based on GSM-900 technology. From 1999, we significantly improved our 2G network capacity based on GSM- 1800 technology. From 2001, we implemented wireless data communication services based on GPRS technology with download data rate up to 85.6 Kbit/s. In 2005, we modernized our GSM network to support EDGE technology and tripled data services rates. Today we continue supporting and modernizing our 2G network and we put the prime focus at the development of our 3G and LTE networks in order to provide our subscribers with high-speed broadband wireless services. As of December 2015, we provided GSM, GPRS and EDGE services with nearly 37,000 2G sites over the geographic area with more than 94% of population of Russia.

3G Technology

        In April 2007, we received a nationwide 3G/UMTS (Universal Mobile Telecommunications System) license in Russia. The license is valid through 2017 and covers the entire territory of Russia with frequencies 1950-1965 MHz and 2140-2155 MHz. We currently have commercial 3G networks launched in all regions of Russia with the exception of Crimea. By the end of 2015, we installed 37,199 3G sites throughout Russia.

        Together with 3G networks in Armenia, Belarus, Turkmenistan and Uzbekistan and since October 2015 in Ukraine, we operate more than 42,000 3G sites. We have also obtained a permit to use the UMTS 900 standard in Moscow region and Habarovskiy kray. As of December 31, 2015, our UMTS 900 network consisted of 1,980 sites.

        Starting from 2010, we implement HSPA+ technology, which supports up to 21 Mbit per second data transmission speed. In addition, we launched second and third 3G carriers to improve capacity and activated Dual Carrier technology, which supports up to 42 Mbit per second data transmission speed in more than 33,700 sites in Russia.

        Since 2011 we use 3G femtocell network. Femtocells are small low-power wireless base stations in the licensed 2100 MHz spectrum. They connect to a mobile operator's network using residential DSL or cable broadband connections and can support multiple standard mobile devices. Femtocells deliver a strong signal and high-quality voice service to standard mobile devices in homes, small and large offices, outdoor public spaces, metro hotspots and rural areas. A femtocell network also provides for high speed of data upload and download. The total number of femtocells installed in Russia reached 4,234 by the end of 2015.

        We commenced commercial services using CDMA 450 technology in Ukraine in November 2007. In July 2012, we launched Rev B CDMA technology services in the Kiev region and offered high-speed mobile Internet access to our subscribers throughout Ukraine. Following the massive launch and subsequent expansion of UMTS services, we plan to take a decision on the future phase out of CDMA 450 network in 2016.

        In February 2015, we obtained UMTS spectrum in 2100 MHz band in Ukraine through an open tender held by the National Commission for the State Regulation of Communications and Informatization. Upon completion of critical network upgrades, we started providing our own 3G services in major Ukrainian cities under the Vodafone brand starting from October 2015. HSPA+ (QAM64 and Dual Carrier) technology, which is available in our 3G network from the start, allows to download speeds up to 42 Mbit\s. As of the end of December 2015, our network consisted of about 3,000 UMTS-2100 base stations and MTS was providing 3G services in 19 regional centers throughout

Ukraine. We are planning a significant expansion of 3G network coverage, including indoor coverage, as well as network capacity upgrades in 2016 and later to satisfy license requirements and meet increasing market demands.

        In October 2007, K-Telecom, our subsidiary in Armenia was allocated frequencies to offer 3G services throughout the entire territory of Armenia. The frequencies were allocated for a 10-year period. In 2009, we commercially launched our 3G network in Armenia. In 2011, K-Telecom started to provide telecommunications services based on HSPA+ technology in Yerevan, six northern regions and in some southern regions of the country. As of December 2015, HSPA+ technology with QAM64 and Dual Carrier features is available throughout 98% of the Armenian inhabited area. In 2015, we launched 90 new sites with SingleRAN 2G/3G base stations. We are currently implementing an all-IP concept by providing IP interfaces and transmission link for all base station sites, which is the basic approach for future LTE networks. In 2016, we will further expand 3G network coverage and capacity, implementing small cell and multi beam antenna solutions.

        In Turkmenistan, we currently provide services based on 3G services with HSPA+ technology for business and private customers in all regional centers throughout the country. In 2015, we launched 49 3G base stations. However, due to lack of required Internet channel bandwidth which we lease from the state-controlled telecom service provider we had to suspend our 3G network expansion plans until the issue is resolved.

        In 2014, we started replacing outdated radio access network with SingleRAN technology, while providing IP interfaces and transmission links. In 2015, we continued upgrading our 3G network to HSPA+ technology in Tashkent. Major network modernizations, which include full scale capacity upgrades in Tashkent and in the regional centers, as well as new coverage radio access infrastructure in regions, will come into effect in 2016. We are also planning transmission network upgrades to implement IP-based technology and ensure higher capacity satisfying growing data traffic demand.

LTE Technology

        In July 2012, the Russian Ministry of Communications and Mass Media announced the results of a tender for national-wide LTE-FDD frequencies. MTS is among the four companies, including Rostelecom, MegaFon, and VimpelCom which obtained LTE-FDD frequencies in 700, 800 and 2600 MHz bands.

        In September 2012, we began offering LTE-based commercial services in Moscow region.

        In 2014, we started DCS 1800 spectrum refarming to LTE and rolled out LTE-1800 network, while expanding LTE 800/2600 coverage. As of December 31, 2015, we had 17,087 LTE sites in 83 regions of Russia. In 2016, we are going to further roll out LTE 800, 1800 and 2600 MHz frequency bands and implement LTE-Advanced with Carrier Aggregation and Voice over LTE services.

        In Yerevan, the capital of Armenia, we commenced a commercial test of the first 4G/LTE network in December 2010. Since 2014, we provide full LTE outdoor coverage for two major cities—Gyumri and Vanadzor and expand LTE coverage in Yerevan. Circuit Switch Fall Back (CSFB) functionality is available to all our LTE subscribers.

        In 2015, we started upgrading our network in Tashkent (Uzbekistan) for planned launch of LTE FDD commercial services in 800 MHz frequency band along with hot spots LTE 2600 coverage and trial launch of Carrier Aggregation technology during 2016.

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

        In 2015, the Group extended its strategic partnership agreement with Vodafone to introduce the Vodafone brand in Ukraine. Under the new partnership, MTS Ukraine and Vodafone plan to roll out 3G networks and to develop a number of new services, which have proved extremely popular in Europe, including bundled offers, competitive long-distance international calls and worry-free roaming when abroad, in the Ukrainian market. Other areas of cooperation remain in full force.

Sales and Marketing

Target Customers

        Our service model is based on the provision of services to differentiated levels of customers to meet the needs of distinctive customer segments as such segments have developed. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments. However, we are constantly expanding our brand eco-system which now also includes our fixed broadband business, satellite TV branch as well as banking and financial services division. As part of our core business strategy, we provide a wide range of products and services to various customer segments.

        In 2015, we continued our initiatives targeted at increasing mobile broadband user base, developing value added mobile internet services and strengthening our leadership in data by widening our 4G LTE coverage and perfecting the quality of our high-speed 4G internet. In terms of products, we shifted our focus from user-switchable data options towards package deals integrating both voice and data (the Smart tariff plans line).

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

        The key themes for our advertising campaigns in 2015 included our new brand positioning, V&D (voice & data) tariff plans and offers, high-speed and quality 4G network, mobile financial services, new technologies, devices and advantageous data-offers for active internet users, including households, which we target with our fixed broadband and satellite TV offers.

        In order to build brand awareness and stimulate demand we use a combination of various advertising formats, including television, outdoor, newspaper, magazine and radio. Increasingly, we also advertise on-line and in mobile (with the help of traditional as well as innovative and novel projects) to market and promote our products and services to the broad audiences of current and potential customers. Additionally, our indirect advertising includes sponsorship of selected television programs, sport events, music shows and other popular events. We also coordinate the advertising policies of our dealers and partners, such as MTS Bank, to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand.

        To support our key directions we undertook the following initiatives in 2015 in Russia and in selected other countries in which we operate:

Brand and New Positioning

        One of the major milestones for MTS in 2015 was the development and launch of the new brand positioning. In line with the new brand philosophy, MTS views the world as a universe of opportunities, believes in the potential of every person, and delivers technology, products and services, which help our customers face today's world challenges, achieve ambitious goals and realize their true potential. The new positioning is now supported with a new tagline, "You Know That You Can," as well as our new visual style, which symbolize the transcend of limitation, boldness and authenticity thought the use of dynamic craft-style visuals instead of confined digital-style stylistics we used in previous years.

        The launch of the new positioning was supported by an image-building advertising campaign entitled "Manifest," which included various media channels, such as TV, digital, cinemas, indoor. Additional special projects implemented throughout the year increased the overall effect of the launch campaign and ensured positive feedback from all audiences.

        Hero Stories—A special online project with inspirational stories from the lives of celebrities and public figures about their challenging paths to success and determination to achieve their goals.

        Dance on TNT sponsorship—To support our new positioning launched in May 2015, we initiated a productive cooperation with a major entertainment TV channel in Russia, TNT, and its super popular TV Show—"Dance on TNT." Together, MTS and TNT launched a multimedia campaign based on the theme of the show. We organized dancing master classes and concerts as well as provided everyone with an opportunity to perfect their dance moves through watching a dedicated (and "mobile first") video series specially produced by MTS and TNT and available on every smartphone in the country. We addressed all the viewers of the show and made them believe that they can learn to dance.

        The Power of the Slogan—To let everyone get a feeling of our new tagline, we created a website inviting our users to tell their own stories of success, help others get inspired or share their own slogans across social networks. The viral nature of the project helped us further increase awareness and mass popularity of the new slogan.

Network Quality (4G u HD-Voice)

        Network quality has always been one of our key priorities and an important attribute influencing net-promoter score of the company. We constantly strive to improve the quality of our network, we continue to develop the infrastructure and implement new technologies. To maintain and improve the perception of our network quality we continued communications support for our high-speed 4G LTE mobile internet as well as HD quality voice service through advertising campaigns and localized and targeted placements to amplify the high-quality message.

4G LTE Network support

        In 2015, we continued our efforts in rolling out 4G LTE network across the country. As of April 1, 2016, MTS 4G high-speed broadband network has been deployed in 83 out of 85 regions in Russia. Obviously, as in previous years we supported the roll-out with active regional advertising campaigns, which stimulated additional interest to our mobile internet services and desire to switch to 4G compatible devices.

Smart tariff plans

        In 2015, we proceeded to communicate the benefits of Smart voice & data (V&D) tariff plans as a key focus in our product strategy and launched a new unlimited tariff plan—Smart Nonstop. This new tariff plan was targeted primarily at the digital-generation youth audience and proved to be quite revolutionary on the market. In our advertising campaign we played an insight that even though current youth "lives" online, significant part of the internet audience is passive in terms of content consumption. With our "You Know That You Can" attitude we decided to change this situation and through the #MakeYourInternet (in Russian) hashtag as well as special mobile applications encouraged people to be active and energetic and generate more content of their own.

Internet on All Devices

        In 2015, we launched a new product for the market—Unified Internet. This service allows customers to use a single mobile internet package and split or share it with other devices they own, maintaining a simple and user-friendly way to control their traffic consumption on smartphones, tablets, modems, etc.

Mobile payment and financial services

        The financial world is changing at a great pace. We understand the trends and pioneer various mobile financial services on the Russian market. In 2015, we further strengthened our positions on the mobile payment arena and conducted a dedicated marketing campaign related to numerous ways to transfer money currently available at MTS: from simple peer-to-peer SMS transfers to mobile apps and cash transfers at MTS offices around the country.

        We are very active in pushing forward innovative technologies such as NFC payments. In several cities in Russia, including Moscow, one can now pay for subway (metro) with a simple touch of their phone equipped with an MTS SIM-card. In 2015, MTS was also one of the major participants of the NFC Forum held in Moscow and will continue being on the front edge of mobile payments and financial services in the years to come.

        Another important step in 2015 was that we decided to fully integrate our banking branch, MTS Bank, into our unified MTS brand eco-system. From now on, all financial services will be offered and communicated under the parent umbrella MTS brand and will use the same visual style as all other MTS communications.

Regional platforms for Moscow and St. Petersburg

        In order to strengthen our business and brand positions in Moscow and St. Petersburg, in 2014 we created special communication platforms for Moscow and St. Petersburg taking into account the specifics of these regions and their citizens.

        In 2015, we continued active implementation of these local strategies with multidimensional and multimedia projects, such as MTS #WOWMOSCOW (for Moscow) and The Culture Capital (for St. Petersburg). Through grants to small businesses, massive music concerts and art-related projects as well as special TTL campaigns such as 4G LTE Taxi, we have shown our active involvement in supporting and developing local communities and providing added value to these major cities in Russia once again.

Devices

        In 2015, we and our retail network introduced a revolutionary offer and significantly decreased prices on all devices to further push the proliferation of smartphones and tablets and stimulate user transition from feature phones to data-consuming devices. Thus, the majority of devices-related communications campaigns were targeted at supporting the key message of the best price on new devices, especially 4G-enabled smartphones. Most of these campaigns were developed and implemented in cooperation with major device vendors such as Samsung, Huawei, etc. as well as Google. Through integrating "OK, Google" theme in our advertising, we were able to more effectively communicate the use cases and benefits of switching to smartphones.

Intranet roaming

        In summer 2015, we launched a strong campaign to build a knowledge that we cancelled additional fees for roaming across Russia. Russia is a vast and beautiful country with endless possibilities for travelling. In our campaign, we showed the country in such a way so that audience would wish to travel to different places in Russia and through the use of no-roaming-fee service from MTS to share their discoveries with friends and family.

Business to business offers

        In 2015, we retained and strengthened our leadership in the corporate market via launching a full-scale image campaign across various communication channels, including TV, radio, online, print, airports, business centers. The advertising campaign did not simply say "we are the best" but featured our major corporate clients who talked about their experience working with MTS. Our clients, the leading companies representing various businesses (Aeroflot, Raiffeisenbank, TASS, Gulfstream security systems, INTOUCH Insurance), let us showcase their internal processes based on the MTS products and explain how these solutions help them grow.

        Another initiative was a series of video case studies with various corporate clients from different industries which were broadcasted on the major business TV channels in the framework of the Business with High IQ series where MTS' clients shared their experience in implemented tailor-made telecom solutions provided by MTS.

Other products and services

  •
  In Moscow we continued to communicate the benefits of the GPON technology (the fastest fixed broadband in Moscow through optic cable) which allows us to provide highest-quality Broadband and TV services. In other regions with more sensitivity to pricing, we applied a more relevant "value for money" strategy.

  •
  In 2015, we also made a special emphasis on TV service in our communication of residential offerings, and launched a federal campaign, Total TV, in which we established ourself as the first provider to offer all possible TV services, including digital, mobile and satellite, thus providing our customers with an opportunity to enjoy their favorite TV programs and shows from any device.

  •
  Summer of the 2015 saw the launch of the MTS satellite TV, resulting in a full-scale campaign which highlighted the advantages of the "smart satellite dish" which allows customers to manage their viewing through pause, record and rewind functions.

  •
  At the end of 2015, to help Father Frost (Russian Santa Claus) spread season's greetings, we gave him the most advanced technologies and tools, thus becoming the official mobile operator of the Father Frost. Father Frost's website was given a revamp, enabling its visitors to learn more about Father Frost's official residence in Veliky Ustyug, to participate in contests and create a New Year gift cards. Visitors to Father Frost's domain in Veliky Ustyug, Votchina, were provided with an opportunity to use an interactive mobile app developed by MTS specially for the holiday season.

Global recognition

        In 2014, MTS was included in the BrandZ™ Top 100 Most Valuable Global Brands 2014 ranking for the seventh consecutive year, as well as being recognized as the most valuable Russian telecom brand and made it to top 10 leading telecommunications brands in the world.

  Sales and Distribution

        We have historically enrolled the vast majority of our subscribers through a network of independent dealers that operate numerous points-of-sale in places with high consumer activity, such as supermarkets, shopping centers, transportation hubs and markets. In 2009, in response to changes in the independent retail market, we began to develop our own proprietary retail network to more effectively control sales of SIM-cards and provide a platform to sell sell handsets and accessories. We organized our retail operations under a wholly owned subsidiary, RTC. RTC handles all functions relating to our retail operations, including the management of points-of-sale, the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. It also requires us to secure optimal locations for our points-of-sale and monitors the effectiveness of their operations.

        At the same time, in 2010, we focused on improving cooperation with a certain few of the large national and regional mobile handset retailers, such as Euroset and Svyaznoy, through which we had previously sold our products and serviced. In 2009, VimperlCom acquired a minority stake in Euroset, while in 2012, its ownership structure changed to accomodate an investment by Megafon, which equalized ownership with VimpelCom at 50/50. Throughout 2013 Euroset prioritized sales of its owners at the expense of MTS which impaired our ability to attract higher-quality subscribers and impacted profitability. Thus, MTS terminated its agreement with Euroset in May 2014.

        In 2013, we entered into an agreement with Svyaznoy to distribute SIM-cards and our sales through its outlets increased significantly during the year. We also continued to develop our monobrand retail chain, and in 2014, we could boast of attracting over half of our subscribers through our own proprietary distribution network. In 2014, Svyaznoy was the second in sales volume among MTS sales channels. In November 2014, Svyaznoy experienced changes in its ownership which led to the deterioration of MTS sales and an increase in competitors' sales beginning April 2015. While volumes declined throughout 2015, as of August 2015, MTS entirely ceased sales at Svyaznoy outlets. MTS designed a range of activities including the development of proprietary distribution network and stimulation of sales growth in regional distributors channel to compensate for the losses in subscriptions and achieve sales targets. We now realize over 65% of our SIM-card sales through our own monobrand retail chain while our retail arm is an increasingly important component of our differentiation strategy and ability to offer affordable handsets and accessories to our customers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our failure to further develop and sustain our distribution network as well as the reduction, consolidation or acquisition of independent dealers may lead to a decrease in our subscriber growth rate, market share and revenues."

        In 2015, we continued to implement our strategy in retail operations by increasing the efficiency and optimizing the structure of our proprietary sales and distribution network. We expect to continue enhancing the efficiency and structure of this sales network, including through the optimization of points-of-sale locations, with the aim of maintaining our market position.

        Our proprietary distribution network consists of MTS-branded franchise points-of-sale (third-party dealers operating under the MTS brand) and MTS-branded points-of-sale owned by us. As of December 31, 2014, we operated 4,245 points- of-sale, including 1,326 franchise points-of-sale and 2,919 points-of-sale owned by us.

        In 2015, we have been focusing on the development of the structure of our proprietary network in Russia. As of December 31, 2015, we operated 5,133 points- of-sale, including 1,681 franchise points-of-sale and 3,452 points-of-sale owned by us.

        For newly acquired mobile subscribers in Russia, we link commissions payable to a dealer on a monthly basis to the amount of revenues we receive during six- to 12-month period from the date a subscriber is activated by a dealer. In addition, we have established caps, or a maximum commission amount payable to our dealers. The dealer commissions in Russia currently range between RUB 80 and RUB 1,920 per subscription.

        In Ukraine, we link dealer commissions to the tariff package sold, category of subscriber, subscriber revenue, the duration of a subscriber being active, city of subscription and status of the specific dealer. We have different commission structures based on whether the subscriber is Prepaid, Postpaid or a CDMA-only subscriber (i.e., subscribers using only mobile Internet services). For each new subscriber, a dealer typically receives a one-time commission payment at the time the contract is signed or monthly payments based on the revenue generated from the subscriber. The dealer commissions in Ukraine for Postpaid tariffs consist of one-time commissions of RUB 121 to RUB 146, that depends on the region of activation and we are entitled to retain the full commission amount if the subscriber stops using our services within five months following the month of activation. In addition, we may also pay monthly commission in an amount ranging from 30% to 36% of the revenues generated by the subscriber for a period from 6 to 12 months depending on the region of activation and dealer's plan achievement. Prepaid tariff commissions for activation of a subscriber are linked to the territory where a dealer operates. The period during which we pay a dealer commission depends on our market share in that territory and may vary from 4 to 10 months, and equals to the amount of 50% of the subscriber's monthly invoice. We also pay monthly dealer commissions of RUB 304 for high quality, long-term subscribers, as well as a lump sum amount of between RUB 6,984 and RUB 63,771 to exclusive dealers who sell exclusively MTS Ukraine products and services. For CDMA subscriptions, we typically pay dealers a one-time fee of RUB 152 upon subscriber activation, as well as monthly payments up to 12 months based on the revenue generated by the subscriber.

        We believe that our method for paying commissions provides dealers with greater incentives to add new subscribers, reduces the risk of dealer fraud and improves our cash-flow management.

Competition

The Russian wireless telecommunications market

        Demand for wireless communications services in Russia has grown rapidly over the last 10 years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. As of December 31, 2015, overall wireless penetration in Russia was approximately 171.9%, or approximately 252 million subscribers, according to our estimates.

        The following table sets forth key data on Russia's wireless telecommunications market as of the dates indicated:

	As of December 31,
	2013	2014	2015
Subscribers(1)	236.8	240.3	251.9
Subscriber penetration	166%	164%	172%

According
to our estimates

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

        The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2013, 2014 and 2015:

	As of December 31,
Operator	2013	2014	2015
	(amounts in millions)
MTS	69.4	74.6	77.3
MegaFon	68.1	69.7	74.8
VimpelCom	56.5	57.2	59.8
T2 RTK Holding (Tele2+Rostelecom)	38.5	35.1	37.3
Others	4.4	3.7	2.7

Source:
AC&M-Consulting.

        MegaFon.    MegaFon, which operates GSM 900/1800, UMTS (3G) and LTE (4G) networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. According to AC&M-Consulting, MegaFon had a subscriber base of approximately 74.8 million subscribers in Russia, which represented a 30% market share as of December 31, 2015.

        VimpelCom.    In addition to MegaFon, we also compete with VimpelCom, which is the third largest GSM 900/1800/UMTS (3G)/LTE (4G) wireless operator in Russia in terms of subscribers.

        According to AC&M-Consulting, VimpelCom had a subscriber base of approximately 59.8 million in Russia at December 31, 2015. At December 31, 2015, according to AC&M-Consulting, VimpelCom had a 24% market share of total wireless subscribers in Russia.

        T2 RTK Holding.    In February 2014, Tele2 and Rostelecom announced a merger which created a new federal operator. The license portfolio of the new company covers each region in Russia which effectively permits the roll out of federal-scale networks. Although the operator lacks GSM 900/1800 or 2G frequencies in Moscow and Moscow region, the operator possesses sufficient frequencies to roll out 3G and 4G networks in each federal region, including Moscow. By the end of 2015, the number of regions penetrated by combined operator exceeded 60. According to AC&M-Consulting, Tele2 had a subscriber base of approximately 37.3 million in Russia and 15% market share as at December 31,

2015. The most important event for operator was the launch of 3G/4G network in Moscow region in October 2015.

        Other Operators.    The number of subscribers of other operators is about 2.7 million customers as of December 31, 2015.

The Ukrainian wireless telecommunications market

        The history of mobile communications in Ukraine began in 1993. The first company in the mobile market of Ukraine was UMC (Ukrainian Mobile Communication), afterwards it became MTS Ukraine. In 1997, the mobile operator Kyivstar launched services under GSM 900/1800 standard. While Astelit, another GSM 900/1800 standard operator and joint venture between Turkcell İletişim Hizmetleri A.Ş. and local Ukrainian shareholders, began operations in 2005. The two largest wireless telecommunications providers in Ukraine (in terms of subscribers) are MTS Ukraine and Kyivstar sharing 78% of the market, with 43% and 35%, respectively, as of December 31, 2015, according to AC&M-Consulting.

        In Ukraine, we compete primarily with Kyivstar, which boasts approximately 25.4 million subscribers as of December 31, 2015. Kyivstar offers wireless services using GSM 900/1800 and UMTS technologies under the "Kyivstar" brand and fixed line services by the fiber-to-the-building technology ("FTTB") under the brand "Kyivstar Home Internet." Astelit offers services in GSM 900/1800 and UMTS standards under the "lifecell" brand.

        On February 23, 2015, three of the largest mobile operator of Ukraine, including Kyivstar, MTS Ukraine and Astelit took part in the 3G license tender. MTS Ukraine won in a tender the second lot offered which included the use of 1950-1965/2140-2155 MHz frequency bands.

        MTS Ukraine was the first company that provided its subscribers with an opportunity to use 3G Internet through cooperation with 3mob, a local UMTS operator owned by Ukrtelekom, a formerly state-owned telecommunications firm which historically operated Ukraine's legacy PTSN networks. All operators have launched new 3G tariff plans aimed at data consumption growth.

        On October 5, 2015 Telenor Group announced its intention to sell its shares of the Dutch company VimpelCom including its Ukrainian subsidiary mobile operator "Kyivstar."

        On October 15, 2015, MTS Ukraine signed a branding agreement with Vodafone Group on the use of the Vodafone brand for corporate communications, the rebranding of service centers and points of sale as well as 3G-enabled products and services. The first tariff plans under a new brand—Vodafone Red—became available to the Ukrainian subscribers in November 2015. The main differentiator of these packages is affordable communication in roaming and international calls combined with mobile internet access.

        On November 11, 2015, the Cabinet of Ministers of Ukraine approved the plan of measures for implementation of 4G communication in Ukraine. According to this plan, the operators will be able to launch 4G in the second half of 2017.

        Despite the ongoing political and economic crisis as well as complex and unpredictable situation in the eastern Ukraine, our subscriber base increased slightly in 2015 by 0.2 million subscribers. Our average price per minute (APPM) decreased by 5% RUB (increased by 10% UAH) YoY in 2015. ARPU decreased by 11.5% RUB (increased by 2.3% UAH) and MOU decreased by 8.3% YoY (using the official average monthly rate, refined approach to the calculation of the average annual subscriber base).

        Overall wireless penetration in Ukraine in 2015 decreased to 137.3%, or approximately 58.7 million subscribers, as compared to 138.2%, or approximately 59.3 million subscribers, in 2014, according to our estimates.

        The following table shows the number of subscribers of the top mobile operators in Ukraine as of the dates indicated and the coverage area of MTS Ukraine and our competitors in Ukraine:

	As of December 31,
Operator	2013		2014		2015
	(amounts in millions)
Kyivstar	25.8		26.2		25.4
MTS Ukraine	21.5	(1)	20.2	(1)	20.4	(1)
Astelit	9.2	(1)	10.3	(1)	10.6	(1)
Other	—		2.6		2.3

(1)
Number of three-month active subscribers.

Source: Subscriber information based on AC&M-Consulting data.

The Armenian wireless telecommunications market

        As of December 31, 2015, overall wireless penetration in Armenia is estimated around 113%, or about 3.6 million subscribers, according to Census results and estimated number of subscribers of the competitors.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of VivaCell-MTS and our competitors in Armenia:

Operator	December 31, 2014	December 31, 2015	Coverage Area
	(amounts in thousands)
VivaCell-MTS	2,145	2,115	Nationwide
ArmenTel (VimpelCom)	777	844	Nationwide
Orange (France Telecom)	632	636	Nationwide

Sources: 2015 PSRC officially published reports.

        As of December 31 2015, VivaCell-MTS reported total 2.11 million subscribers, reflecting annual decrease of 1.4%, and about 59% market share.

        In Armenia, we compete with ArmenTel, a fixed line and mobile operator wholly owned by VimpelCom. ArmenTel holds a license in the GSM 900 standard and 3G for the entire territory of Armenia and a radio frequency permit for fixed line communications with CDMA equipment. Starting from 2009, we also compete with Orange (France Telecom), which was granted a GSM-900/1800 network license in October 2008 and expands its 3G network throughout Armenia since 2009. In December 2015, 100% of shares of Orange Armenia were sold to the Armenian telecommunication company Ucom (Universal Communications) based on the decision of the sole shareholder. The company is merged with Ucom with an aim to improve the quality and to enlarge the volume of the services.

The Turkmenistan wireless telecommunications market

        As of December 31, 2015, overall wireless penetration in Turkmenistan was approximately 101%, or approximately 5.4 million subscribers, according to our estimates.

        The following table shows the number of subscribers as of the dates indicated and the coverage area of MTS-Turkmenistan and our competitors in Turkmenistan:

Operator	December 31, 2014	December 31, 2015	Coverage Area
	(amounts in millions)
MTS-Turkmenistan	1.7	1.6	Nationwide
Altyn Asyr	3.8	3.8	Nationwide

Source: Subscriber information based on our estimates.

        MTS-Turkmenistan offers wireless services using GSM 900, GSM 1800, and UMTS 2100 technologies. As of December 31, 2015, MTS-Turkmenistan had approximately 1.6 million subscribers and a 30% market share according to our estimates. In Turkmenistan, we compete with Altyn Asyr, a state-owned cellular operator which launched an LTE network in September, 2013 and was the only GSM/UMTS operator from December 21, 2010 till August 30, 2012.

The Uzbekistan wireless telecommunications market

        The wireless telecommunications carriers market of Uzbekistan is characterized by rapidly increasing penetration rates. In 2015, overall wireless penetration in Uzbekistan increased slightly from approximately 64.8% in 2014 to 65% in 2015, or approximately 20.2 million subscribers, according to our estimates and statistical data from the websites of VimpelCom and TeliaSonera.

        The following table shows the number of subscribers as of the dates indicated as well as the coverage area of UMS and our competitors in Uzbekistan:

Operator	December 31, 2014	December 31, 2015	Coverage Area
	(amounts in thousands)
UMS(1)	188	1,129	Nationwide
Unitel (VimpelCom)(2)	10,593	9,900	Nationwide
Ucell (Coscom)(3)	8,574	8,800	Nationwide
Others(4)	740	420	Nationwide

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

        Since December 1, 2014, UMS offers wireless services in Uzbekistan using GSM and UMTS technologies. Currently, there are 2 major GSM mobile network operators in Uzbekistan, besides UMS:

  1)
  Beeline (Unitel)—a GSM and UMTS mobile network operator owned by VimpelCom with 9.9 million subscribers and a 49% market share as of December 31, 2015; and

  2)
  Ucell (Coscom)—a GSM and UMTS mobile network operator beneficially owned by TeliaSonera, with 8.8 million subscribers and a 44% market share as of December 31, 2015.

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

	As of December 31,
	2013	2014	2015
Russia
Prepaid	70%	67%	55%
Contract and corporate	30%	33%	45%
Ukraine
Prepaid	91%	91%	91%
Other	9%	9%	9%

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

  •
  Smart:  "Smart" is the family of integrated voice and data tariff plans for customers with active mobile data usage. "Smart" has a monthly fee for a bundle of all-net minutes and Internet. On-net calls above the bundle are free. Versions of "Smart" ("Smart light," "Smart mini,"

    "Smart," "Smart Non-Stop," "Smart+" and "Smart Top") differ by amount of minutes and megabytes included in the bundle and the corresponding monthly fee.

  •
  Unlimited:  "Unlimited" tariff plans are designed for heavy users who call primarily within their domestic region. Subscribers of unlimited tariff plans are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. In the Moscow region, for those subscribers issued a local number, monthly fees start from RUB 2,711.9 and those using a federal number pay from 2,288.1 per month. The "Ultra" tariff plan includes unlimited calls to MTS numbers as long as the recipient and the caller are in the same region (defined as "home region"), free domestic calls from the MTS network to any number regardless of carrier up to a certain limit of minutes, no roaming charges within Russia, 15 gigabytes of mobile Internet access and 5000 SMS messages within the network.

  •
  Data:  We offer special tariffs for active users of mobile Internet devices (e.g., USB-modems, 3G and 4G capable devices). For data users, our range of tariff plans is optimized by device type: smart phones and feature phones (small screen), tablets (mid screen) and laptop/table computers (big screen). For "small screen" users we offer the "BIT" add-on option family—"MiniBIT," "BIT," and "SuperBIT" that are available on voice tariff plans. For growing "mid screen" market we offer the "MTS Planshet" tariff plan (means "Tablet" in Russian). For "big screen" users, either for USB-modem or embedded modems, we offer a set of options on "MTS Connect" tariff plan. We plan to continue the active development of mobile internet usage in 2016.

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

        Our tariffs vary from plan to plan. The description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2015, the per-minute tariff for local calls within the MTS network varied from zero per minute to RUB 1.48 per minute. Different rates apply to local calls to other networks and vary from RUB 0.72 per minute to RUB 2.80 per minute. Higher rates apply to domestic long distance calls and rates for international calls vary from RUB 3.39 per minute for calls to the CIS to RUB 59.32 per minute for calls to other parts of the world. Periodically, we run various promotional campaigns, either on the federal or regional level, in which we provide temporary discounts to our regular prices.

Tariff Plans in Ukraine

        We offer unified tariffs throughout tariffs with special terms and segmented tariff plans that focus on the differentiation of subscribers' needs in the various market segments under MTS Ukraine and Vodafone brands. Our tariffs in Ukraine are oriented towards the following three main segments: (i) Postpaid Business, (ii) Postpaid Private and (iii) and Prepaid, which is further divided into voice tariffs and voice & data tariffs.

        MTS Ukraine has the following Postpaid tariff plans:

  •
  Postpaid Business, under Vodafone brand:  Enterprise tariff plan for corporate clients "Vodafone Business Red" operate throughout Ukraine and offer all services in accordance with the "worry free" principles. Vodafone offers wide range of tariff plans for corporate clients to meet all their business needs: "Business Red VIP," "Business Red L," "Business Red M," "Business Red S" and "Business Red XS." All tariffs (excl. "Business Red XS") offer all-in-one services: unlimited calls within corporation, Vodafone Ukraine and MTS Ukraine customers; mobile EDGE/3G internet and unlimited traffic for social networks; bundled minutes for calls and SMS/MMS to other networks in Ukraine and other 62 countries of the world. Also subscribers can use the same volume of services in roaming as they use in Ukraine, when they activate "Roam like home" service for an additional fee for 30 days.

  •
  Postpaid Business, under MTS Ukraine brand:  A set of Postpaid Business corporate tariff plans "Smart Office," which have unlimited calls within the network and mobile internet, bundled minutes of calls and SMS to other mobile operators, special prices for international calls, no connection fees and per minute charging intervals. MTS Ukraine offers a unique product "ULTRA" for the top management that has unlimited calls and SMS within the network, unlimited mobile internet and special prices for international calls and roaming. We also have special tariff plans for the machine-to-machine (M2M) segment "Telematika," "Navigator" and "Monitor," which combine service packages for M2M-cards, personalized service, special tariffs for data roaming, special heavy duty SIM cards and consulting support services. We also offer discounts based on business customers' monthly usage and amount of the invoice, and we also provide special handset subsidies under the condition where the buyers remain our customers by signing the collateral agreement.

  •
  Postpaid Private under Vodafone brand:  Mass-market tariff plan "Vodafone Red XL" operates throughout Ukraine and offers all-in-one services in accordance with the "worry free" principles. "Vodafone Red XL" is suitable tariff plan for active voice and data users: unlimited calls to both Vodafone Ukraine and MTS Ukraine brands customers; bundled 150 minutes and 150 messages (SMS or MMS) to any other Ukrainian networks and abroad—62 international destinations; bundled 7 GB of 3G Internet and unlimited traffic to socials and instant messengers. Subscribers can use the same volume of services in roaming at 15 most popular European countries as they use in Ukraine, when they activate "Roam like home" service for an additional fee for 30 days. The main advantage of "Vodafone Red" Postpaid over Prepaid is the customer's ability to obtain all services on credit while using this tariff in Ukraine or in roaming.

  •
  Postpaid Private under MTS Ukraine brand:  A set of Postpaid Private tariff plans are designed for mass-market subscribers and based on the main tariff plan "Simply Super Contract" with a monthly fee for unlimited calls within the network and bundled minutes to other networks. Another Voice & Data tariff is "Smartphone 3G Contract" with 2 unlimited services: 1) for calls within the network, and 2) for mobile internet, that also contains bundled minutes to other networks and SMS/MMS package. In any case, the Postpaid Private tariffs are the main instrument for the Postpaid customer base growth due to the customers' life time value development and migrations from the Prepaid segment. We also offer special Postpaid tariffs and privileges that are available only to customers migrating from Prepaid tariff plans. The main advantages of Postpaid over Prepaid include the customer's ability to obtain all services on credit, more convenient roaming and customer service.

        MTS Ukraine has the following Prepaid tariff plans:

  •
  Voice & Data oriented Pay-Per-Month tariffs under Vodafone brand:  A set of Prepaid tariff plans designed for mass-market subscribers and represented by 3 tariffs: "Red S," "Red M" and "Red L," which operate throughout Ukraine and vary in value of included services and monthly fees. "Red S"—predefined and the most affordable tariff from which available free migration to other tariff plans with larger volume of services and unlimited access to social networks and instant messengers. "Vodafone Red" tariffs line is a mix of services in accordance with the "worry free" principles: 1) unlimited calls to both Vodafone Ukraine and MTS Ukraine brands customers; 2) bundled minutes and messages (SMS or MMS) to any other Ukrainian networks and abroad—62 international destinations; 3) 3G Internet GB bundled (from 500 Mb to 5 Gb) and unlimited traffic to socials and instant messengers at "Red M" and "Red L." All these services are fully available also in roaming at 15 most popular European countries with special roaming service for 30 days—"Roam like home." If volume of services within the package is not enough, subscribers get affordable prices for each service, which is the same in Ukraine and in roaming.

  •
  Voice & Data oriented Pay-Per-Month tariff under MTS Ukraine brand:  The flagship tariff plan "Smartphone 3G" is specially designed to appeal to both voice and data oriented middle income customers that are mostly young people using smartphones. The tariff "Smartphone 3G" combines 2 unlimited main services with a Pay-Per Month charging: 1) for calls within the network, and 2) for GPRS internet. The tariff has special terms, such as prices for other networks depending on the territory of call origination. We also offer data only tariff plan "Planshet 3G" which is targeted directly at the users of tablet devices and has Pay-Per-Use charging and includes 300Mb of mobile internet per day without any speed limits and offers Micro/Mini/Nano universal SIM card free of charge for any devices. To increase the data penetration and develop the data usage among our existing customer base we offer the umbrella service "Super Internet" with several concept options: 1) Pay- Per-Use (PPU)—for new data users and seldom users or for trying data using without unexpected bills; 2) Pay-Per-Day (PPD)—with cheaper daily fees for those who use smartphones daily; and 3) Unlimited—the cheapest daily price for mobile internet but the customer must pay in advance for the longer periods.

  •
  Voice oriented Pay-Per-Use tariffs under MTS Ukraine brand:  These are several tariff plans with special terms designed to attract mainly mass-market subscribers. The "Simply Super" tariff line offers a set of services on a Pay-Per-Use (PPU) basis without fixed daily payments, it is daily limited in net minutes' package and daily GPRS internet use is not limited. All regions are grouped into several clusters depending on the population and region's potential. Special terms are based on the tariff "Simply Super" but with price differentiations and volumes of free minutes within the network, prices for other mobile operators and cheaper data prices.

        As of December 31, 2015, the standard per minute tariff for calls to mobile network operators in Ukraine varied from RUB 1.06 per minute to RUB 4.56 per minute. Tariffs for calls to fixed lines in Ukraine varied from RUB 1.51 per minute to RUB 4.56 per minute. The standard per minute tariff for calls within the MTS Ukraine network ranged from RUB nil per minute with limitations in minutes per day or month to RUB 3.04 per minute. International tariffs ranged from RUB nil per minute for calls to some countries in tariffs under Vodafone brand within bundled minutes in Vodafone Red tariffs to RUB 258.12 per minute in standard international tariffs for satellites. All tariffs for MTS Ukraine subscribers are quoted in hryvnias. The tariffs set forth above are translated from hryvnias to Russian rubles using the official exchange rate of 0.33 hryvnias per RUB 1 as of December 31, 2015.

Customer Payments and Billing

        We enroll new prepaid subscribers in an advance payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2015, 85% of our consolidated subscriber base was enrolled in the advance payment program and 15% used a credit based system.

        Our advance payment system monitors each subscriber account and sends an advance warning on the subscriber's mobile telephone when the balance on the subscriber's account decreases below a certain threshold.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of December 31, 2015, subscribers using the credit system of payment had credit limits of up to RUB 98.02 million for key corporate customers in Russia. When a credit limit is reached, we block the telephone number until the balance is settled. There are no credit limits established for certain exceptional, high loyalty customers.

        We provide "in full confidence" service, which allows our Prepaid customers who subscribe to this service to continue using services when the balance on the subscriber's account becomes negative. As of December 31, 2015, subscribers using the "in full confidence" service had a maximum credit limit of RUB 28.7 thousands. Customer service representatives can set individual credit limits for subscribers based on their payments and charge history (i.e., average balance usage) during the prior three months. When the credit limit is reached, our billing system blocks the phone number until the balance is settled. Similar to the credit payment system, the subscribers are billed monthly in arrears for usage. The invoice, which can be delivered to the customer by e-mail, fax, regular post and Internet, should be settled within 24 days. If the invoice is not paid five to seven days prior to the due date, the system sends an additional reminder. The telephone number is blocked on the 25th day if the invoice is not settled.

        In Russia, we offer our subscribers various ways to pay for our services, including cash or credit card, wire transfer, prepaid cards and express payment cards.

        We implemented Foris billing system in Russia in 2008. The Foris billing system allows us to offer all of our subscribers a uniform and consistently high level of service. It also supports the monitoring of account usage in real time. In addition, the system provides us with the ability to offer flexible tariff plans with various usage discounts and subscriber loyalty bonuses. Furthermore, we are able to provide our corporate subscribers with more sophisticated customized billing solutions. For example, our corporate subscribers who use multiple phone numbers in different regions of Russia now receive a single invoice, whereas our previous billing system could not support such a service.

        In Armenia, we use the "Eskadenia" billing system.

        In Ukraine in 2015 we completed migration of all our Postpaid customers accounts to the Foris billing system, which resulted in more opportunities in optimization of the billing process and provided services.

        In Ukraine, our Postpaid corporate and high-end subscribers receive an invoice which must be paid by a specified date. If the subscriber fails to pay, we block the phone number until the balance is settled. Our contract subscribers, who make an advance payment, are able to continue using our services once they reach a zero balance or until their accounts reach the credit limit specified in their service agreements. When the limit for such a subscriber is reached, we suspend our service until the balance is settled. We determine account terms and credit limits for each subscriber based on the subscriber's account age, payment history and tariff plan.

        In Ukraine we provide services to our Prepaid customers for as long as the balance on their accounts remains above zero and/or the tariff plans allow to use free-of-charge services without having the positive balance on the account.

        In Ukraine we offer our subscribers various ways to pay for our services, including cash or card payment at the cash desk of the bank, through the recharge terminals, bank transfer from the current account (for legal entities), via internet and payment card of fixed nominal value.

  Customer Service

        In order to attract and retain customers, we must ensure a high level of service at all points of customer assistance, care and billing. In each region where we operate, we have contact centers that provide customer service 24 hours a day, seven days a week. Contact centers provide different services to our clients through various channels (telephone, email, online and fax). Customer service representatives respond to various issues such as phone lock due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A particular group of customer service representatives handles customer complaints and helps those who want to change their service terms. We use automatic systems and independent analysis for monitoring availability and customer satisfaction level of service in our contact centers regularly. We conduct outbound campaigns with the assistance of our employees in the outbound contact center and the laboratory of the customer relationship management inasmuch as we need to improve customer loyalty and promote our services.

        In 2015, our back-office has significantly improved its performance: some requests began to be fulfilled more than twelve times faster. In addition, processing time for the requests of corporate customer segment decreased by four times. The work of the monitoring group of the Internet is centralized, we increased the number of employees in this area, which allows us to react quickly to a myriad of comments about MTS service in Internet.

        A set of procedures has been streamlined for mobile business customers. A new IVR scheme (interactive voice response) was implemented with various connection options with a specialist: a paid expectation on the line, free expectation and ordering a callback. The scheme was applied in all regions of the Russian Federation for highly profitable customers (except Moscow and St. Petersburg). "Marketing IVR" service was implemented within MTS. While calling the Contact Centre, customers are invited to take advantage of offers of the company which correspond to their needs in the consumption of voice and data traffic. In December 2015, the service was launched for customers of the central region of Russia.

        Maintenance of key customers of fixed line business has been consolidated within the contact center. All key fixed-line customers can now get expert help and advice over the voice channel, or via e-mail. In 2015, sales and service of new products for customers was launched: satellite TV, interactive TV, video monitoring (for MGTS clients) and convergent product.

        The total number of customer complaints relating to technical failures within the network decreased by 9% year on year due to increase of efficiency of such failures handling, automation systems for monitoring customer complaints in the CRM and other measures. Currently, if there is a technical failure causing a decrease in the quality of services, MTS necessarily informs about such failures via SMS, thereby eliminating the application of a customer with the same problem.

        In 2016, we plan to develop new services based on speech recognition for our clients, engage the process of reducing the number of calls into the contact center and increase the percentage of customers solved problems.

        In Ukraine we made the customer assistance process more personalized by anticipating customer needs. We have enhanced the quality of our customer service as a result of the complete integration of our IVRs and billing. We have improved IVRs menu that enhance its utility. We continued to work on the improvement and expansion of self-service channels for subscribers. As part of online "self-service," we continued developing "self-care" functions through the web and IVRs (which provide, among other things, details of the subscriber's account, tariff plan specifications, amounts charged on credit cards, management of on-line service and charge details for contract subscribers). We also developed special services, such as shortened phone numbers, for broadband users and premium customers who require assistance. We increased the number of services available to our customers in contact centers. We have a mobile version of the Internet Helper for smartphones. In 2013, we launched a new mobile application for Android OS. The application allows users to manage their account directly from their smartphones.

        In 2015, we continued to develop our operational CRM system. As a part of this process we have migrated contact center from local network to cloud technologies. We started user friendly customer service in contact center, whereby we were awarded with a Gold Medal for Best Customer Service in the ContactCenterWorld—The Global Association for Contact Center & Customer Services. We have also launched gifts for customers waiting at IVR before connection with contact center representative. Start of operations under Vodafone brand caused great impact on customer service from 4th quarter of 2015 and will continue to have an even greater influence later.

        In 2016, we plan to improve software and hardware for contact center, implement operational CRM and introduce new knowledge base for internal users. We are going to develop VIP customer service for private segment. We will run cross platform mobile application. As for customer service, we will continue to work on simplification of processes, procedures and KPI's.

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

        Our 3G network, developed from 2009, has mainly reused our existing GSM infrastructure in order to minimize 3G network roll-out time and decrease capital and operating costs. Initially we deployed UMTS-2100 technology and provided data rates up to 3.6 Mbit/s. In 2010 we implemented 3G/HSDPA technology to boost download data rates up to 14.4 Mbit/s. In 2011 we began to re-allocate available GSM spectrum and launched UMTS 900 in the UMTS-2100 restricted areas: in Moscow region and Khabarovsk region. In 2012 we improved the data services rate 3G network by up to 21 Mbit/s for the downlink using 3G/HSPA+ technology. As of December 2015 we activated second and third carriers on the 91% of our 3G sites to improve capacity, and launched ultra high-speed services, based on Dual Carrier (DC-HSPA+) technology, with download rates up to 42 Mbps in 89% 3G sites in Russia.

        Since 2009, we have offered UMTS services in Armenia. We significantly improved our infrastructure, expanding 3G network coverage and capacity since then. At present HSPA+ technology with 64QAM and Dual Carrier features is available for the 98% of the Armenian population. In 2016, we are planning to further expand our 3G network coverage and capacity, implementing small cell and multi beam antenna solutions.

        In October 2015, we started providing 3G services in major Ukrainian cities. HSPA+ (64QAM and Dual Carrier) technology is available in our 3G network and provides download speed up to 42 Mbit/s.

        In Uzbekistan and in Turkmenistan we also provide UMTS services with HSPA+ technology.

        The first commercial LTE FDD 2600 network launched in Armenia was ours in 2010. In September 2012, we launched a commercial LTE TDD 2600 network in Moscow and in 2013 we started LTE FDD rollout in Russia in 2600 and 800 spectrum. In our LTE network we provide data services with a download data rate up to 150 Mbit/s, and up to 50 Mbit/s uplink. We implemented MIMO2x2, 4RxDiv and 64QAM technologies to maximize spectrum efficiency. Our LTE network meets requirements of 3GPP Rel.10 in line with available LTE customer equipment.

        In 2014, we launched several LTE FDD Small Cells' pilot zones in Moscow and St. Petersburg. In 2015, we started commercial rollout of the LTE Small Cells in other regions of Russia. We plan to use LTE Small Cells in hotspots to improve user experience and upload traffic from macro. Also, Small Cells could be used for coverage improvement both, for indoor and outdoor.

        In December 2013, we were allowed to re-allocate the existing 900 and 1800 MHz spectrum to UMTS-900 and LTE-1800 all over the Russia. Our strategy is to re-allocate available spectrum to the most efficient technology and provide competitive high-performance data services to our customers. In

2014, we started DCS 1800 spectrum refarming to LTE and roll out of LTE-1800 network, while also expanding LTE 2600/800 coverage. In 2015, we performed successful trial of three-band Carrier Aggregation with download rates up to 262 Mbit/s. As of December 2015, we implemented Carrier Aggregation on a commercial LTE FDD network on the 17% of our LTE sites.

        In 2014, we launched an LTE-2600 Active RAN Sharing program with VimpelCom (trademark "Beeline") to jointly plan, develop and use LTE networks in Russia. Under the agreement, in 2014 - 2016, we will develop shared mobile data networks in 19 regions in Russia, while VimpelCom will construct networks in 17 regions. We expect this partnership to boost 4G/LTE expansion in Russia, creating a modern telecommunications infrastructure, which will expand 4G/LTE coverage and improve the performance of our networks. Besides it will give us investment and operational savings. We are planning to launch MOCN technology (Multi-Operator Core Network) at shared LTE sites in 2016.

        In 2016, we plan to partly switch from the 1800 MHz frequency band to LTE in Armenia, and launch LTE FDD network in 800 MHz frequency band in Uzbekistan, implementing Carrier Aggregation technology where feasible.

Network Infrastructure and Frequency Allocation

        We use switching and other network equipment supplied by Nokia Solutions and Networks, Ericsson, Huawei, Alcatel-Lucent, Samsung and other major network equipment manufacturers.

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

        We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to MTS Ukraine for the operation of GSM 900 span from 2 × 3.6 MHz of spectrum in Crimea to 2 × 5.8 MHz in the Nikolaev, Lugansk, Chernovtsy and Kirovograd regions and in Kiev. We also have been allocated frequencies spanning from 2 × 20.0 MHz in the Kiev region to 2 × 26.6 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have been allocated frequencies spanning from 453.35-457.1 MHz and 463.35-467.1 MHz in the CDMA-450 core frequency and bands spanning 3 × 1.25 MHz for CDMA-450 network deployment for the entire territory of the Ukraine. In 2015, we were allocated frequencies1950-1965 MHz and 2140-2155 MHz for UMTS network deployment for the entire territory of Ukraine.

        We believe that we have been allocated adequate spectrum in each of our license areas.

Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use special radio planning software supplied by TEOCO Corporation to assess new sites so that the network design and site development are coordinated. This software can create digital cellular coverage maps of our licensed areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles and supports all necessary technologies, such as 2G, 3G, LTE and Wi-Fi. To use these tools more effectively we purchase high quality 3D digital maps for more precise planning. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network build-out.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of the majority of these agreements being one to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennas, mainly on leased plots of land. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800, UMTS 2100 and UMTS 900 base stations at some of the same sites. In 2015, we continued to rollout LTE network and started the large-scale development of LTE1800 network, the latter amounted to 57% of the newly installed LTE base stations.

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

        To provide high quality service to our subscribers in Russia, we have a global network operation center ("GNOC") in Krasnodar. The GNOC experts have the technical ability to monitor network problems and unusual situations online in seven macro-regions of Russia including the macro-region "Moscow" around the clock. Our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

        The GNOC in Krasnodar allows us to centralize such functions as monitoring and controlling of equipment, network planning and optimization, and also helps to solve incidents related to service interruptions. The GNOC strengthens our network's reliability and safety, as well as creates the necessary conditions to launch and implement new technologies and network standards.

        The macro-region "Moscow" is being served by the GNOC from year 2014. It had been served by the local network operation center in Moscow before.

        We also have local operation and maintenance center in Voronezh which takes the form of outsourcing partnership with Nokia Solutions and Networks and is used for network monitoring in macro-region "Center."

        In November 2015, a Global Fixed Network Operation Center (GFNOC) was launched in Nizhny Novgorod, thus completing the centralization process of the MTS mobile and fixed network management. The GFNOC combined functions of monitoring and controlling the equipment in all 140 cities of Russia where MTS offers broadband Internet access, TV and fixed line telephony services. For the subscribers connected to these services the GFNOC acts as a single entry point for technical support. Under the GFNOC project a centralized unit was also set up which is responsible for the quality of the services provided to corporate customers with bundled packages of mobile and fixed communications.

        With the Global Fixed Network Operation Center deployed, we put together all resources for management of the quality of provided mobile and fixed line voice services, data transmission via mobile and fixed networks, leased dedicated digital circuits and VPN channels and digital TV.

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

        To meet subscriber demand and provide for an adequate inventory of numbering capacity, we previously entered into contracts with local fixed line providers for allocation of numbering capacity to us. However, the Ministry of Communications and Mass Media subsequently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into arrangements whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As a result of our merger with Comstar, we have decreased the use of local numbering capacity of other operators. As of December 31, 2015, we had numbering capacity (federal and local) for approximately 34.26 million subscribers in the Moscow license area.

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

        Russian legislation provides that fixed line operators with a substantial position in the market cannot refuse to provide interconnect or discriminate against one operator in relation to another, and the interconnect rates of operators with a substantial position are regulated by the government. See "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Regulation in the Russian Federation—Competition, Interconnect and Pricing" and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues."

        Interconnect and traffic transit between the networks of mobile operators in Russia occurs through direct channels connecting the switches of the different mobile operators within the same city; through the network of transit long distance operators, which connect the networks of different mobile operators in different cities; or through operators' proprietary long distance networks. For domestic long distance traffic transit, we use our DLD/ILD network and networks of different national operators, including among others, MTT, Rostelecom and VimpelCom. For ILD traffic transit, we primarily use our DLD/ILD network which is interconnected with more than 47 international carriers. We also have an interconnect between the DLD/ILD MTS network and the ILD networks of our subsidiaries, MTS Ukraine and K-Telecom, in order to provide transit for international traffic.

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

Handsets

        Nearly all of our handset sales consist of tri-band GSM 900/1800/1900 and dual-band UMTS 900/2100 handsets, except for certain models in the low cost segment and touch-phones. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. In 2013, we launched LTE 800 and LTE 2600. In 2014, we launched LTE 1800 and activated current functionality in LTE devices. After network upgrade to DC-HSPA (43,2 Mb/s) all HSPA+ & DC- HSPA devices in the network increase their working speeds.

        From 2009, RTC, our wholly-owned subsidiary, started handling all functions relating to our retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at our retail outlets. RTC has entered into arrangements with Sony, Microsoft, Samsung, HTC, Alcatel, Fly, Philips, Huawei, ZTE and others to purchase handsets. In 2015, we continued our cooperation with A-brand smartphone vendors and extended our partnership with Google. We also offer an array of mobile telephone accessories. Since 2009 we have been successfully selling MTS branded phones and since 2013 our main focus of MTS branded devices are smartphones. Currently, most of MTS branded smartphones support LTE.

Fixed Line Services

        We offer fixed line communications services in over 185 cities across Russia, covering a population of over 53 million people.

        Our Moscow fixed line operations incompass communications services provided through incumbent operator MGTS. Through MGTS, we own "last mile" access to approximately 3.9 million households in Moscow, excluding territory of New Moscow, representing approximately 95% of the overall number of households. MGTS provides regulated and unregulated services, including:

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

        Our other fixed line operations include the following communications services: voice, data and Internet and pay-TV services for corporate and residential subscribers, as well as the provision of interconnect services to other communications operators and numbering capacity to their subscribers. Based on TMT Consulting data, as of December 31, 2015, we are the largest operator in the Moscow residential broadband market in terms of subscribers, with a 30% market share. We also operate in Ukraine and Armenia, where we provide digital telephony communications services, data transmission, Internet access and the renting of channels. For a list of the telecommunications licenses held by us, see "Item 4. Information on Our Company—B. Business Overview—Regulation of Telecommunications in the Russian Federation and Ukraine—Licenses."

Customers and Services Offered—Moscow Fixed Line Operations

        We provide fixed line communications services through our subsidiary, MGTS, which is the incumbent fixed line PSTN operator in Moscow. MGTS owns Moscow's PSTN infrastructure, including switches, a transmission network, underground ducts, and owns or holds leases to properties housing its offices and equipment.

        As of December 31, 2015, MGTS had approximately 4 million active lines in service, a cable network of over 90,293 km, a fiber optic network of over 40,340 km and 2,889 payphones. Currently, MGTS has focused its efforts on the deployment of GPON, IP/MPLS technologies and an IMS core. The old SDH equipment is being removed which results in the decreased number of E1 streams, a reduction in the copper network and the respective extension of the fiber- optic network. MGTS also develops new services for IP TV, and MVNO as the convergent service for mobile and fixed telephony.

        The total installed capacity of the telephone network reached 4.3 million numbers on the TDM area (Time Division Multiplexing) and 5.18 million numbers on the IMS area (IP Multimedia Subsystem) as of December 31, 2015.

        Residential subscribers accounted for approximately 82% of MGTS' total lines, corporates for 10% and public sector subscribers for 8%, as of December 31, 2015.

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

  •
  local telephony with use of payphones;

  •
  telematic communications services;

  •
  telecommunications services associated with providing of communication channel;

  •
  telecommunications services associated with voice data transmission;

  •
  telecommunications services associated with cablecasting;

  •
  movable radiotelephony services; and

  •
  measures and (or) services for the protection of State secrets.

        As the only licensed PSTN operator in Moscow, MGTS is considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation. The Federal Tariff Service regulates MGTS' tariffs for voice telephony services provided to its PSTN subscribers, including monthly subscription fees, installation fees and local call charges. Operating revenues from regulated services are accounted for approximately 51% of service operating revenues of our Moscow fixed line operations in 2015, 54% in 2014 and 57% in 2013. The percentage decline is connected with gradual growth of operating revenues from non-regulated services as a proportion of the overall operating revenues in 2015 and 2014. The Federal Tariff Service sets the tariffs MGTS can charge taking into account cost of services, network investment and a certain profit margin, and the current tariffs fully compensate MGTS for the cost of services provided to residential and government subscribers. According to Russian legislation, MGTS is allowed to petition the Federal Tariff Service for tariff increases upon certain conditions, such as inflation or increases in the cost of services. Historically, MGTS has petitioned the relevant Russian government agency for tariff increases once or twice per year. The Federal Tariff Service has permitted MGTS to increase its tariffs several times.

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

        MGTS does not have license to provide DLD/ILD communications services directly to its subscribers but must route such traffic through a licensed DLD/ILD operator. As a result, DLD/ILD traffic originated by MGTS subscribers is carried either by us, with these services included in MGTS' monthly bill, or by other providers of DLD/ILD services, who bill MGTS subscribers directly or pay MGTS an agency fee for processing their bills.

        The following table presents certain operating data for our Moscow fixed line operations as of and for the years ended December 31, 2014 and 2015.

Moscow fixed line operations	December 31, 2014	December 31, 2015
Installed telephone lines on TDM (000s)(1)	4,733	4,264
Installed telephone lines on IMS (000s)(1)	5,180	5,180
Number of customers as defined by the use of our services	4,810	4,934
Residential
Number of subscribers (000s)	3,403	3,276
CPP traffic (millions of minutes)	954	722
ARPU (RUB)	417	443
Corporate(2)
Number of active lines (000s)	746	691
Number of subscribers (000s)	72	73
CPP traffic (millions of minutes)	565	455
ARPU (RUB)	14,677	13,293

(1)
Telephone lines on TDM and IMS can be installed at one household.

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

        The following table illustrates MGTS' regulated tariff development in the period from March 1, 2012, to March 1, 2016:

MGTS Regulated Tariffs	March 1, 2012	March 1, 2013	March 1, 2014	March 1, 2015	March 1, 2016
Residential(1)
Line rental
RUB per month	190	205	205	205	205
Per minute tariff plan—local connection fee
RUB per minute	0.44	0.48	0.54	0.54	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	266	276	282	282	294
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	172	184	205	205	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.42	0.46	0.52	0.52	0.58
Corporate (non-governmental)(1)
Line rental (USD per month)
RUB per month	205	220	220	220	220
Per minute tariff plan—local connection fee
RUB per minute	0.44	0.48	0.54	0.54	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	375	385	391	391	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	172	184	205	205	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.42	0.46	0.52	0.52	0.58
Corporate (governmental and state-funded organizations)(1)
Line rental
RUB per month	200	215	215	215	215
Per minute tariff plan—local connection fee
RUB per minute	0.44	0.48	0.54	0.54	0.60
Unlimited tariff plan—connection fee (unlimited connection)
RUB per month	375	385	391	391	416
Combined tariff plan—fee for fixed amount of minutes(2)
RUB per month	172	184	205	205	224
Combined tariff plan—fee for each additional minute
RUB per minute	0.42	0.46	0.52	0.52	0.58

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

        The following table presents certain operating data for our other fixed line operations in Russia as of and for the years ended December 31, 2014 and 2015.

Other fixed line operations	December 31, 2014	December 31, 2015
Number of customers as defined by the use of our services	3,884	3,944
Residential
Number of subscribers (000s)(1)	3,658	3,283
ARPU (RUB)	251	290
Corporate(2)
Number of subscribers (000s)	134	134
ARPU (RUB)	5,153	4,920

(1)
Subscribers to broadband Internet, pay-TV, Wi- Max, voice and other services.

(2)
Includes state-owned enterprises and government agencies.

Corporate subscribers

        We target corporate subscribers covering a range of industries, such as business centers, hotels, financial institutions, professional services firms, consumer goods companies, manufacturers and companies involved in extractive industries, among others. These subscribers vary in size, ranging from large multinational and Russian corporations with thousands of employees to small-and medium-sized enterprises with up to several hundred employees. As of December 31, 2015, we had approximately 47,000 voice and 70,000 Internet corporate subscribers.

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

        In addition, we serve as general contractor for the provision of a full range of integrated solutions to subscribers wishing to establish a modern integrated communications infrastructure. Each solution is customized for subscriber- specific needs. In developing these customized networks, we are able to offer the following range of services: site survey, cost analysis and optimum project planning, assistance with government-related documentation, supply of equipment and operational, technical and maintenance support on an ongoing basis. Once the infrastructure is established or renovated, as the case may be, we typically provide digital voice communications, voice intelligent services, high-speed Internet services, videoconferencing and other data transmission services. We intend to expand our service offerings to include customer premises management and network-centric IT solutions.

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

        According to TMT Consulting, together with MGTS, we had approximately 77% of the total active numbering capacity in Moscow as of December 31, 2015. We now have approximately 234 local fixed networks in 62 regions of Russia, including Moscow, and 41 zonal fixed networks to provide telephony services to subscribers. Our integrated intercity/international network is interconnected to more than 50 international operators. As of December 31, 2015, we had total more than 1500 interconnect agreements with national and international operators for interconnection of our networks, including fixed, mobile and Intercity/International networks.

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

        Internet Services. We offer broadband Internet services to residential subscribers throughout Russia. As of December 31, 2015, we had 9% market share in the Russian Federation together with Moscow where we had a 30% share, based on TMT Consulting data. Depending on the Internet connection speed, we charge residential subscribers a subscription fee of RUB 300-RUB 2,500 per month in Moscow and a subscription fee of RUB 350-RUB 1,900 in other regions of Russia. We do not charge a connection fee in Moscow and in most of the Russian regions.

        Pay-TV.    We operate a TV service based on IPTV service over ADSL and GPON technologies in Moscow. In addition, we offer pay-TV services based on DVB-C (digital television via cable connection), analog cable transmission and MMDS (wireless cable) technologies in most of the regions in which we are present. Since November 2013, we connect our subscribers only to the TV with digital quality. Special auxiliary equipment (set-top box) allows pay-TV subscribers to access more than 150 channels of digital quality, including 36 channels of HD quality from a home television. International and Russian channels are included as part of the base services package.

        Our pricing structure is designed to appeal to large numbers of consumers with various interests and purchasing power, and varies significantly between regions. We charge a subscription fee of RUB 129-RUB 1,341 per month in Moscow and a subscription fee of up to RUB 100-RUB 400 in other regions of Russia, depending on the number of channels included in the package. We also offer bundled Internet and pay-TV services for RUB 600-RUB 2,500 per month in Moscow and RUB 450- RUB 3,550 in certain other regions of Russia, depending on the speed of the Internet connection, the number of pay-TV channels being provided and level of competition in a particular region.

Sales and Marketing

Moscow fixed line operations

        As the incumbent PSTN, MGTS has not invested significantly in sales and marketing. During 2015 MGTS continued realization of its long-term modernization program on GPON and sale of its services and packages, therefore, the biggest part of advertising budget was spent on convergent products promotion like Double and Triple Play (an offer bundling two and three services) with the use of GPON technology. GPON allows us to provide higher quality services than our competitors and to increase the number of our subscribers and revenue from Internet and pay-TV services in Moscow. MGTS was the first to bring an Internet-tariff to the market with the revolutionary speed up to 500 Megabit per second, which is accessible publicly to all private subscribers of optic GPON network in any point of Moscow.

        By the end of 2015, 1.52 million subscribers were transferred to GPON. In 2016, MGTS will continue realization of its modernization program of GPON and products promotion.

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

        We also actively promote our services to existing subscribers with special bundled product offerings aimed at servicing their communication requirements and enhancing subscriber loyalty. Our advertising and marketing materials are aimed primarily at the promotion of MTS brand. All fixed-line products are offered and marketed under this brand. However, when we enter new markets and acquire existing companies, we have to use both brands in advertising—MTS brand and the acquired brand. This is done to decrease churn as customers tend to express strong loyalty towards local brands. We then gradually decrease presence of the acquired brand and this allows us to make MTS a market leader in a given region in future. Our advertising and marketing efforts are designed to convey a positive image of us to the market as a leading communications operator focused on customer satisfaction.

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

Corporate subscribers

        The following table sets forth the corporate subscriber market shares of the primary fixed line operators in Moscow as of December 31, 2015:

MTS	12%
MGTS	11%
VimpelCom	20%
Akado	7%
Rostelecom	18%
Other	32%

Total	100%

Source: TMT Consulting.

        In the corporate subscriber segment, we generally compete on the basis of network quality, individual and bundled service offerings, customer service, installation time, geographical presence and pricing.

Residential subscribers

Voice services

        The following table sets forth the market shares of the primary fixed line operators for voice services in Russia as of December 31, 2015:

Company	Russia
MTS	14%
Rostelecom	70%
Other	16%
Total	100%

Source: TMT Consulting.

        As Moscow's only PSTN operator, MGTS faces limited competition in the market for residential local telephony services in Moscow. As of December 31, 2015, MGTS provided local voice telephony services for approximately 96% of all residential subscribers in Moscow, according to TMT Consulting.

        In the other voice services market, we generally compete based on the availability of bundled packages comprising broadband Internet access and pay-TV services, value-added services, network quality, installation time and customer service.

Internet

        According to TMT Consulting, as of December 31, 2015, broadband Internet penetration of households was 54% in Russia. The following table sets forth the market shares of the primary operators in the residential broadband Internet market in Russia as of December 31, 2015:

Company	Russia
MTS	9%
TTK	5%
VimpelCom	7%
Er-Telecom	9%
Rostelecom (including OJSC «National Cable Networks»)	37%
Other	33%
Total	100%

Source: TMT Consulting.

Pay-TV

        According to TMT Consulting, as of December 31, 2015, pay-TV penetration was 71% in Russia. The following table sets forth the market shares of the primary operators in the TV market in Russia as of December 31, 2015:

Company	Russia
MTS (excluding Satellite TV)	7%
Rostelecom	22%
Tricolor TV	30%
Er-Telecom	7%
Orion Express	7%
Other	27%
Total	100%

Source: TMT Consulting.

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

Network Infrastructure

The transport network

        As a result of our acquisitions of Comstar and Evrotel, we became one of the largest operators of the Internet long-haul backbone networks in Russia. We continue to develop our long-haul backbone network through the build-out of a fiber optic infrastructure, based on 100G technology, and acquisitions of other Internet backbone service providers. We currently have a fiber optic network of approximately 170,000 km, which also allows us to operate an optical transport network using dense wavelength division multiplexing technology. Our network crosses the Russian Federation state border 4 times (Finland, Ukraine, Belarus, China).

        In addition, we have our own IP MPLS network, which is capable of providing Internet and L2/L3 VPN services, as well as deliver other media products, such as digital television and internet protocol television, to regional networks for the use in our fixed line and mobile operations, as well as for our wholesale customers. Our IP MPLS backbone network covers most of Russia and Ukraine and is present in most of the European and U.S. Internet exchange points, such as DE-CIX in Frankfurt, NETNOD in Stockholm, AMS-IX in Amsterdam, PARIX in Paris, LINX in London, Equinix in Ashburn and New York, NIIX in New York, Any2 in Los-Angeles and FICIX in Helsinki. More than 75% of our international Internet traffic is delivered through settlement-free peerings with other large networks. The remaining international Internet traffic is delivered through direct connections with certain of the largest networks. All internet traffic in Russia is delivered through settlement-free peering with the largest ISPs in Russia.

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

MTS Telephone network

        The Moscow telephone network consists of 490 switching nodes (440 TDM switches and 50 soft switches) with total capacity of over 1,000,000 subscribers.

        All of our TDM PSTN switching centers are connected to a digital transport network, which uses SDH technology and covers the entire territory of the Russian Federation. The network ensures the functioning of our digital ATSs and their connectivity with analog and digital (TDM and VoIP) equipment of PSTNs of other operators. Due to the reducing amount of traffic and moving traffic and clients from SDH network to IP/MPLS network we plan to cease further investment. The SDH network will be supported and operated as it is to support existing clients. The management of the transport network and digital ATSs is carried out remotely from network operation centers.

        For the provision of Internet access, IP-telephony and other services, we have our own IP MPLS network, the core of which is constructed as IP MPLS rings with routers connected to each other by means of 10 GE channels. In addition, separate routers are used for inter-carrier connections and are connected to the core routers by means of 10 GE interfaces.

        As of December 31, 2015, our wireless broadband network in Moscow and the Moscow region included 474 base stations in the 5-6 GHz frequency band.

Russian regions

        As of December 31, 2015, outside of Moscow and the Moscow region, we provide cable Internet access to 8.9 million households and cable TV access to 9.4 million households. Among the access equipment used are Ethernet switches, IP DSLAM and Optical Receivers. We mainly use FTTB technology for internet and CATV access, which can provide speeds up to 1 Gb/s per building and about 250 channel CATV (analog and digital). In 2011, we started to roll-out DVB-C technology for cable TV service. Currently, we have digital TV service (DVB-C&DVB-S2) in more than 100 cities with more than 1.8 million of subscribers. In 2014, we started to roll-out an advanced hybrid TV service (DVBC/DVB-S2/IPTV+IP/VOD, CatchUp). By December 2015, we launched Hybrid TV platform with IPTV commercial service in Moscow and Moscow Region (MGTS), DVB-C/IP Hybrid commercial service in 3 regional cities and DVB-S2/IP Hybrid commercial service all over Russia. Total number of connected hybrid TV users is abount 0.1 million. In 2015, we also completed "TV Everywhere" project which provided integration between platforms of mobile and fixed cable TV in regions in terms of cross-functional tariff proposal. In 2016, we plan to continue roll-out of DVB-C/IP Hybrid solution with target up to 60 more regional cities connected to the service and to launch fully integrated OTT solution for STB, connected TV, browsers and mobile devices merging current services of mobile and fixed digital TV in terms of services and user profile.

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

Principal suppliers

        Our principal suppliers are Ericsson, NVision Group, our related party, Cisco Systems, Huawei, Nokia Solutions and Networks for switching equipment; ECI Telecom, Tellabs and Alcatel Lucent for transport network equipment; Cisco Systems, Huawei and Alcatel Lucent for Internet and data network equipment; Secure Media for crypto-protection conditional access software; and Tandberg TV (Ericsson), Irdeto for broadcasting equipment. All of our equipment is supplied directly through authorized dealers.

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

        The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender, whereas according to the Government Decree No. 480 dated May 24, 2014, licenses to provide communication services with frequency spectrum—only on auction basis. In addition, the Federal Law on Communications provides for the establishment of a "universal services reserve fund" which is funded by a levy imposed on all operators of public networks, including us.

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

        The Federal Antimonopoly Service (FAS) is a federal executive body that supervises competition regulations and enforces the Federal Law on Protection of Competition and the Federal Law on Natural Monopolies and the regulations enacted thereunder. FAS controls certain activity of natural monopolies, including monitoring their execution of certain obligatory contracts, and can issue mandatory orders as provided for in the Federal Law on Natural Monopolies. In addition, FAS regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local, intra—zone and DLD calls by subscribers of public switched telephone networks and installation and subscription fees.

        Other regulatory authorities.    The Federal Service for the Oversight of Consumer Protection and Welfare is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Service for State Registration, Cadastre and Cartography is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005. The Federal Service for Financial Monitoring (Rosfinmonitoring) is a federal executive body responsible for countering money laundering and terrorism financing. Mobile operators are to comply with Federal Law No. 115-FZ dated August 7, 2001 "On combating money laundering and terrorist financing."

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

        The following one-time license fee is payable irrespective of the number of regions covered by the license: RUB 7,500 for services involving, among other things, the use of a frequency spectrum and the lease of communication channels. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

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

Competition, Interconnect and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. The Federal Law on Communications and Presidential Decree No. 221, enacted on February 28, 1995, as amended, on Measures for Streamlining State Regulation of Prices (Tariffs) allow for regulation of tariffs and other commercial activities of telecommunications companies that are "natural monopolies." Government Decree No. 637, dated October 24, 2005 (as amended by the Government Decree No. 941, dated September 4, 2015) authorized FAS to set the following tariffs for the natural monopolies in the communications market, including:

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

        FAS maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon a decision by FAS based on analysis of the operator's activities and the market conditions.

        Our subsidiary, MGTS, was added to the Register of Natural Monopolies in 2000 and, therefore, is subject to the requirements of the Federal Law on Natural Monopolies including, inter alia, the following:

  •
  FAS regulates and controls tariffs for services provided by MGTS, including installation fees, monthly subscription fees (for subscribers to the unlimited tariff plan) and local call charges (for subscribers who do not use the unlimited tariff plan);

  •
  MGTS must obtain prior FAS approval for any transaction involving the acquisition, disposal or lease of assets not related to the regulated activity, if the value of such assets exceeds 10% of MGTS' share capital, additional capital, retained profits and reserves;

  •
  MGTS is required to maintain separate accounting records for each type of activity;

  •
  MGTS is required to publicly disclose information on tariffs, products, material conditions of contracts with customers, capital expenditure programs and certain other information; and

  •
  MGTS is required to comply with Federal law No. 223-FZ dated July 18, 2011 "On Procurement of Goods, Works, Services by Certain Types of Legal Entities" while procurement of goods and services.

        It should also be noted that our subsidiary Comstar-Regions was added to the Register of Natural Monopolies in 2009, but on November 24, 2015 it was excluded therefrom and on December 5, 2015, it merged into MTS.

        In addition, FAS was authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies included in this register could become subject to certain restrictions in conducting their business, including in relation to pricing, acquisitions, geographical expansion, and associations and agreements with competitors. We were categorized by FAS as a company with a market share exceeding 35% in Ivanovo region, Magadan region, Kurgan region, Sakhalin region, Udmurt Republic and Nenets Autonomous region. On January 5, 2016, the new version of Federal law No. 135-FZ "On protection of the competition" came into force and the regulations in relation to the abovementioned register were repealed. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may influence our subscriber tariffs and restrict our operations."

        The Federal Law on Communications also provides for the special regulation of telecommunications operators occupying a "substantial position," i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. MGTS was added to the register of telecommunications operators occupying a substantial position and, therefore, is subject to the requirements of the Federal Law on Communications relating to operators occupying a substantial position in the public switched telephone networks including, inter alia, the following:

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

  •
  MGTS must comply with the mandatory orders of the Federal Service for Supervision of Communications, Information Technologies and Mass Media issued if non-compliance with law was identified as a result of monitoring of MGTS' interconnect terms; and

  •
  MGTS must comply with the tariffs for interconnect and traffic transit where determined by the Federal Communications Agency.

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

        Introduction of renewed procedure on MNP in respect of particular legal entities and state customers affects the mobile services market in Russia and leads to intensification of competition.

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

        The Antimonopoly Committee of Ukraine (the "AMC") is charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

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

        In accordance with the terms of obtaining a license for 3G frequency, MTS Ukraine has signed conversion agreements with special users of radio frequency resource. Within an 18-month period MTS plans to expand its 3G network in all regional centers of Ukraine. Currently, MTS Ukraine complies with all license requirements and makes all necessary payments under the license.

4G/LTE

        Under the instruction of the President of Ukraine on the introduction of 4G network, the Cabinet of Ministers adopted a decree "On approval of the action plan for introduction of mobile communication of the fourth generation." The decree establishes a tender process for 4G frequency in the second half of 2017. However in order to proceed with the tender, a research and analysis of the existing radio frequency resources is required to be carried out. This research will be assigned to foreign consultants with payment to be imposed on telecommunications operators.

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

        According to AC&M-Consulting, MTS Ukraine had a 34.8% market share of the wireless communications market in Ukraine as of December 31, 2015.

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

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of the AMC investigations in respect of international roaming services and national mobile communications services.

Tariffs

        According to the Ukrainian laws, NCCIR regulates the following tariffs:

  •
  maximum tariffs on public telecommunication services;

  •
  tariffs on leasing of communication channels for operators with dominant market position; and

  •
  maximum tariffs on leasing channels of cable duct system; and

  •
  calculation rates for services of crossing traffic to the telecommunication networks of telecommunications operators with substantial market advantage on the markets of certain telecommunication services.

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

        In October 2011, the NCCIR defined all of operators, including MTS Ukraine, that have operated in the Ukrainian market in the period from 2009 through 2010 as having significant market power for termination traffic on their fixed and mobile networks. Effective 1 January 2012, the NCCIR regulates the interconnection rates for all SMP fixed and mobile operators, including MTS Ukraine. The interconnection rates charged by long-distance operators are set up equal to rates charged by mobile operators.

        The NCCIR regularly analyses the telecommunication market to determine operators with significant market power in this market. In October 2015, the NCCIR published the results of the latest market analysis according to which 276 fixed and all six mobile operators, including MTS Ukraine, were defined as SMP-operators. Effective 1 October 2015, the NCCIR established new interconnect rates for termination traffic on the networks of SMP-operators. As a result that the interconnect rates decreased from 0.36 UAH (1.09 RUB) to 0.23UAH (0.70 RUB) for long- distance and mobile operators. Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues" for details of NCCIR' s plans to substantially lower interconnect rates for the termination of traffic.

Licenses

Mobile Services

        The following table shows, as of December 31, 2015, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Moscow region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
St. Petersburg License Area
St. Petersburg	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Leningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Russian Regional License Areas
European Russia
Adygeya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Astrakhan region	MTS PJSC	December 11, 2018	MTS PJSC	October 18, 2016
Bashkortostan Republic	MTS PJSC	August 22, 2017	MTS PJSC	August 22, 2017
Belgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chuvashia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Chechen Republic	MTS PJSC	June 10, 2019	MTS PJSC	April 28, 2021
Dagestan Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ingushetia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Kabardino-Balkar Republic	MTS PJSC	June 10, 2019	MTS PJSC	December 30, 2018
Kaliningrad region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kalmykia Republic	MTS PJSC	January 25, 2021	MTS PJSC	December 30, 2018
Kaluga region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Karachaevo-Cherkesia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Karelia Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2017	MTS PJSC	August 22, 2017
Kostroma region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnodar region	MTS PJSC	May 30, 2017	MTS PJSC	May 30, 2017
Kursk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Mari-El Republic	MTS PJSC	January 15, 2017	MTS PJSC	January 15, 2017
Mordovia Republic	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Murmansk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orel region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28,2018	MTS PJSC	April 28, 2018
Orenburg region	—	—	MTS PJSC	October 21, 2025
Penza region	MTS PJSC	May 6, 2021	—	—
Penza region	MTS PJSC	September 2, 2017	MTS PJSC	September 2, 2017
Perm region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Perm region	MTS PJSC	—	MTS PJSC	October 21, 2025
Pskov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2017	MTS PJSC	December 30, 2017
Saratov region	MTS PJSC	July 11, 2017	MTS PJSC	July 11, 2017
Severnaya Osetia-Alania Republic	MTS PJSC	September 1, 2016	MTS PJSC	September 1, 2016
Severnaya Osetia-Alania Republic	—	—	MTS PJSC	October 21, 2025
Smolensk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Stavropol region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2017	MTS PJSC	June 26, 2017
Tula region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	May 6, 2021	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Volgograd region	—	—	MTS PJSC	October 4, 2016
Vologda region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Asian Russia
Altaisk region	MTS PJSC	September 8, 2020	MTS PJSC	September 8, 2020
Altai Republic	MTS PJSC	July 19, 2016	MTS PJSC	December 30, 2018
Amur region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Amur region	—	—	MTS PJSC	October 21, 2025
Buryatiya Republic	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Zabaykalsky region	Sibintertelecom CJSC	June 5, 2019	Sibintertelecom CJSC	June 5, 2019
Zabaykalsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Irkutsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Kemerovo region	MTS PJSC	December 30, 2018	MTS PJSC	December 30, 2018
Khabarovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2016	MTS PJSC	September 13, 2016
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Krasnoyarsk region	MTS PJSC	May 7, 2018	MTS PJSC	May 7, 2018

	GSM 900		GSM 1800
License region	Licensee	Expiry date	Licensee	Expiry date
Kurgan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2017	MTS PJSC	February 21, 2017
Omsk region	MTS PJSC	December 20, 2016	MTS PJSC	December 20, 2016
Primorsky region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	July 19, 2016	MTS PJSC	December 30, 2018
Yamalo-Nenetsk Autonomous region	MTS PJSC	April 28, 2018	MTS PJSC	April 28, 2018
Ukraine
Ukraine	MTS Ukraine PJSC	February 4, 2030	MTS Ukraine PJSC	February 4, 2030
Armenia
Armenia	K-Telecom CJSC	November 4, 2019	K-Telecom CJSC	November 4, 2019
Turkmenistan
Turkmenistan	MTS Turkmenistan	July 26, 2018	MTS Turkmenistan	July 26, 2018
Belarus
Belarus	Mobile Telesystems LLC	April 30, 2022	Mobile Telesystems LLC	April 30, 2022
Uzbekistan
Uzbekistan	Universal Mobile Systems LLC	September 8, 2029	Universal Mobile Systems LLC	September 8, 2029

IMT-2000/UMTS/CDMA

License Region	Licensee	Expiry date
Russian Federation	MTS PJSC	May 21, 2017
Kaluga region	MTS PJSC	April 28, 2018
Khabarovsk region	MTS PJSC	April 28, 2018
Moscow, Moscow region	MTS PJSC	April 28, 2018
Primorsky region	MTS PJSC	April 28, 2018
Turkmenistan	MTS-Turkmenistan	July 26, 2018
Armenia	K-Telecom CJSC	November 4, 2019
Belarus	Mobile Telesystems LLC	April 30, 2022
Ukraine	MTS Ukraine PJSC	September 27, 2026
Ukraine	MTS Ukraine PJSC	February 4, 2030
Uzbekistan	Universal Mobile Systems LLC	September 8, 2029

 LTE

License Region	Licensee	Expiry date
Russian Federation	MTS PJSC	July 25, 2022
Moscow, Moscow region	MTS PJSC	December 29, 2016
Moscow, Moscow region	MTS PJSC	April 28, 2018
Asian Russia	MTS PJSC
Altaisk region	MTS PJSC	September 8, 2020
Amur region	MTS PJSC	April 28, 2018
Buryatiya Republic	MTS PJSC	April 28, 2018
Chelyabinsk region	MTS PJSC	April 28, 2018
Chukotsk Autonomous region	MTS PJSC	April 28, 2018
Zabaykalsky region	MTS PJSC	April 28, 2018
Irkutsk Autonomous region	MTS PJSC	April 28, 2018
Jewish Autonomous region	MTS PJSC	April 28, 2018
Kamchatka region	MTS PJSC	April 28, 2018
Khabarovsk region	MTS PJSC	April 28, 2018
Khakassiya Republic	MTS PJSC	September 13, 2016
Khanty Mansiysk Autonomous region	MTS PJSC	April 28, 2018
Krasnoyarsk Territory	MTS PJSC	May 7, 2018
Kurgan region	MTS PJSC	April 28, 2018
Magadan region	MTS PJSC	April 28, 2018
Novosibirsk region	MTS PJSC	February 21, 2017
Omsk region	MTS PJSC	December 20, 2016
Primorsky region	MTS PJSC	April 28, 2018
Sakha Republic (Yakutia)	MTS PJSC	April 28, 2018
Sakhalin region	MTS PJSC	April 28, 2018
Sverdlovsk region	MTS PJSC	April 28, 2018
Tomsk region	MTS PJSC	June 5, 2018
Tyumen region	MTS PJSC	April 28, 2018
Tyva Republic	MTS PJSC	December 30, 2018
YamaloNenetsk Autonomous region	MTS PJSC	April 28, 2018
European Russia
Adygeya Republic	MTS PJSC	April 28, 2018
Arkhangelsk region	MTS PJSC	April 28, 2018
Bashkortostan Republic	MTS PJSC	August 22, 2017
Belgorod region	MTS PJSC	April 28, 2018
Bryansk region	MTS PJSC	April 28, 2018
Dagestan Republic	MTS PJSC	December 30, 2018
Ivanovo region	MTS PJSC	April 28, 2018
Kaliningrad region	MTS PJSC	April 28, 2018
Kaluga region	MTS PJSC	April 28, 2018
Karelia Republic	MTS PJSC	April 28, 2018
Kirov region	MTS PJSC	April 28, 2018
Komi Republic	MTS PJSC	August 22, 2017
Kostroma region	MTS PJSC	April 28, 2018
Krasnodar territory	MTS PJSC	May 30, 2017
Kursk region	MTS PJSC	April 28, 2018
Lipetsk region	MTS PJSC	April 28, 2018

License Region	Licensee	Expiry date
Mari El Republic	MTS PJSC	January 15, 2017
Murmansk region	MTS PJSC	April 28, 2018
Nenetsk Autonomous region	MTS PJSC	April 28, 2018
Nizhny Novgorod region	MTS PJSC	April 28, 2018
Novgorod region	MTS PJSC	April 28, 2018
Orel region	MTS PJSC	April 28, 2018
Orenburg region	MTS PJSC	April 28, 2018
Perm region	MTS PJSC	April 28, 2018
Pskov region	MTS PJSC	April 28, 2018
Rostov region	MTS PJSC	July 1, 2020
Ryazan region	MTS PJSC	April 28, 2018
Samara region	MTS PJSC	December 30, 2017
Saratov region	MTS PJSC	July 11, 2017
Severnaya Osetia Alania Republic	MTS PJSC	September 1, 2016
Smolensk region	MTS PJSC	April 28, 2018
Stavropol territory	MTS PJSC	December 30, 2018
Tambov region	MTS PJSC	April 28, 2018
Tatarstan Republic	MTS PJSC	June 26, 2017
Tula region	MTS PJSC	April 28, 2018
Tver region	MTS PJSC	April 28, 2018
Udmurt Republic	MTS PJSC	April 28, 2018
Ulyanovsk region	MTS PJSC	December 30, 2018
Vladimir region	MTS PJSC	April 28, 2018
Vologda region	MTS PJSC	April 28, 2018
Voronezh region	MTS PJSC	April 28, 2018
Yaroslavl region	MTS PJSC	April 28, 2018
Armenia	K-Telecom CJSC	November 4, 2019

Mobile Virtual Network

License Region	Licensee	Expiry date
Penza region	MTS PJSC	April 22, 2020
Ivanovo region	MTS PJSC	June 4, 2020
Moscow, Moscow region	MGTS PJSC	August 2, 2018
Zabaykalsky region	Sibintertelecom CJSC	September 8, 2020

        Each of our licenses requires service to be started by a specific date. We have met this target or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses (except for Uzbekistan, see Note 27 to our audited consolidated financial statements). We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Fixed Line Services

        The following table shows, as of December 31, 2015, information with respect to our fixed line licenses:

Licensee	License Region(s)	License number	Expiry Date
International, national, intra-zonal and local communications services
MTS PJSC	Saratov region	97004	March 15, 2017
MTS PJSC	Penza region	97010	March 15, 2017
MTS PJSC	Tambov region	97011	March 15, 2017
MTS PJSC	Kaluga region	97036	March 15, 2017
MTS PJSC	Sverdlovsk region	97037	March 15, 2017
MTS PJSC	Kirov region	97043	March 15, 2017
MTS PJSC	Kurgan region	117814	February 17, 2019
MTS PJSC	Bashkortostan Republic	135028	November 21, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136645	December 1, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136647	December 1, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Novgorod region, Vologda region	94373	April 17, 2017
MTS PJSC	Altai Republic	96181	February 17, 2017
MTS PJSC	Irkutsk region	97008	March 15, 2017
MTS PJSC	Khabarovsk Territory	97012	March 15, 2017
MTS PJSC	Primorsky Territory	97026	March 15, 2017
MTS PJSC	Kaliningrad region	104022	December 17, 2017
MGTS PJSC	Moscow	112865	December 11, 2018
MGTS PJSC	Moscow region	125848	April 17, 2019
MTS PJSC	Zabaykalsky Territory	127170	May 6, 2020
MGTS PJSC	Moscow, Moscow region	127698	July 28, 2020
MTS PJSC	Orenburg region	97025	March 15, 2017
MTS PJSC	Udmurt Republic	97009	March 15, 2017
MTS PJSC	Russian Federation	104893	February 16, 2020
MTS PJSC	Krasnoyarsk Territory	90204	October 24, 2016
MTS PJSC	Yaroslavl region	90185	October 24, 2016
MTS PJSC	Ivanovo region	90212	October 24, 2016
MTS PJSC	Astrahansk region	90199	October 24, 2016
MTS PJSC	Rostov region	90205	October 24, 2016
MTS PJSC	Krasnodar territory	90213	October 24, 2016
MTS PJSC	Chelyabinsk region	90190	October 24, 2016
MTS PJSC	Perm region	90206	October 24, 2016
MTS PJSC	Kurgan region	90214	October 24, 2016
MTS PJSC	Khanty Mansiysk Autonomous region	90215	October 24, 2016
MTS PJSC	Tomsk region	90189	October 24, 2016
MTS PJSC	Novosibirsk region	90209	October 24, 2016
MTS PJSC	Altaisk territory	90191	October 24, 2016
MTS PJSC	Samara region	90210	October 24, 2016
MTS PJSC	Tatarstan Republic	90207	October 24, 2016
MTS PJSC	Nizhny Novgorod region	90193	October 24, 2016
MTS PJSC	Kirov region	90188	October 24, 2016
MTS PJSC	Komi Republic	90187	October 24, 2016

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Sakha Republic (Yakutia)	90186	October 24, 2016
MTS PJSC	Khabarovsk Territory	90194	October 24, 2016
MTS PJSC	Amur region	90195	October 24, 2016
MTS PJSC	Khakassiya Republic	88183	June 6, 2016
MTS PJSC	Moscow region	135027	November 21, 2020
MTS PJSC	Moscow	87181	February 16, 2016
MTS PJSC	Moscow region	94371	March 30, 2017
MTS PJSC	Kaluga region	129946	July 3, 2020
MTS PJSC	Moscow	94369	March 30, 2017
MTS PJSC	Moscow	94370	March 30, 2017
MTS PJSC	Moscow region	92135	October 12, 2016
MTS PJSC	Belgorod region	103569	October 3, 2017
MTS PJSC	Orel region	103568	October 3, 2017
MGTS PJSC	Moscow	108069	July 10, 2018
MTS PJSC	Rostov region	110869	August 1, 2018
MTS PJSC	Severnaya Osetia Alania Republic	110870	August 1, 2018
MTS PJSC	Krasnodar territory	110871	August 1, 2018
MTS PJSC	Volgograd region	90196	November 17, 2016
MTS PJSC	Irkutsk region	90208	October 24, 2016
MTS PJSC	Sakhalin region	90197	October 24, 2016
MTS PJSC	Primorsky Territory	90198	October 24, 2016
MTS PJSC	Bashkortostan Republic	131715	September 8, 2020
MTS PJSC	Bashkortostan Republic	92587	March 5, 2017
MTS PJSC	Orenburg region	90192	October 24, 2016
MTS PJSC	Kemerov region	113543	December 26, 2018
MTS PJSC	Astrahansk region	114620	January 19, 2019
MTS PJSC	Kemerov region	114621	January 19, 2019
MTS PJSC	Arkhangelsk region	114622	January 19, 2019
MTS PJSC	Vologda region	114623	January 19, 2019
MTS PJSC	Kaliningrad region	114624	January 19, 2019
MTS PJSC	Karelia Republic	114628	January 19, 2019
MTS PJSC	Murmansk region	114625	January 19, 2019
MTS PJSC	Novgorod region	114629	January 19, 2019
MTS PJSC	St. Petersburg	114626	January 19, 2019
MTS PJSC	Komi Republic	114627	January 19, 2019
MTS PJSC	Volgograd region	115176	March 4, 2019
MTS PJSC	Omsk region	90201	October 4, 2016
MTS PJSC	Udmurt Republic	90202	October 4, 2016
MTS PJSC	Omsk region	90203	October 4, 2016
MTS PJSC	Nizhny Novgorod region	123658	October 1, 2019
MTS PJSC	Ryazan region	129950	July 3, 2020
MTS PJSC	Orel region, Voronezh region	101773	October 24, 2017
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region	104896	February 7, 2018
MTS PJSC	Severnaya Osetia Alania Republic	97615	June 5, 2017
MTS PJSC	Dagestan Republi	97616	June 5, 2017
MTS PJSC	Tomsk region	104900	February 27, 2018
MTS PJSC	Altaisk territory	104899	February 27, 2018
MTS PJSC	Krasnoyarsk Territory	104895	February 27, 2018

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Novosibirsk region	104898	February 27, 2018
MTS PJSC	Tver region	104894	February 27, 2018
MTS PJSC	Smolensk region	104897	February 27, 2018
MTS PJSC	Buryatiya Republic	105547	April 18, 2018
MTS PJSC	Saratov region	105548	April 18, 2018
MTS PJSC	Chuvashia Republic	109493	April 11, 2018
MTS PJSC	Mari El Republic	109494	April 11, 2018
MTS PJSC	Penza region	116023	April 14, 2017
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135962	December 1, 2020
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	134773	August 31, 2017
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	134773	August 31, 2017
MTS PJSC	Ulyanovsk region	110736	February 28, 2017
MTS PJSC	Tambov region	110744	February 28, 2017
MTS PJSC	Ivanovo region	122269	November 24, 2019
MTS PJSC	Perm region	135956	December 15, 2020
MTS PJSC	Ulyanovsk region	135960	December 15, 2020
MTS PJSC	Chelyabinsk region	135967	December 15, 2020
MTS PJSC	Samara region	123559	December 31, 2019
MTS PJSC	Kursk region	122729	December 18, 2019
MTS PJSC	Leningrad region	110745	December 7, 2016
MTS PJSC	Tatarstan Republic	124924	May 23, 2018
Telematic Services
MTS PJSC	Kostroma region, Moscow region, Belgorod region, Bryansk region, Ivanovo region, Kaluga region, Komi Republic, Smolensk region, Tyumen region, Moscow, Lipetsk region, Nizhny Novgorod region, Orel region, Orenburg region, Perm region, Kirov region, Pskov region, YamaloNenetsk Autonomous region, Tambov region, Tula region, Tver region, Udmurt Republic, Vladimir region, Kursk region, Yaroslavl region, Voronezh region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Amur region, Ryazan region	80186/ 137567	February 15, 2016 February 15, 2021
MTS PJSC	Krasnoyarsk Territory	108065	May 7, 2018
MGTS PJSC	Moscow, Moscow region	125851	December 11, 2016
"Srim" Ltd	Russian Federation	126394	September 22, 2016
MTS PJSC	Tyva Republic	128521	July 28, 2020
MTS PJSC	Krasnodar territory	129951	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131717	September 14, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Dagestan Republi, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131721	September 14, 2020
Sibintertelecom CJSC	Zabaykalsky Territory	132674	September 14, 2020
MTS PJSC	Rostov region	134507	October 26, 2020
MTS PJSC	Bashkortostan Republic	86010	June 21, 2016
MTS PJSC	Khabarovsk Territory	127169	June 17, 2020
MTS PJSC	Novosibirsk region	82395	April 13, 2016
MTS PJSC	Khakassiya Republic	128525	June 17, 2020
MTS PJSC	Tomsk region	128519	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128518	July 15, 2020
MTS PJSC	Tatarstan Republic	129944	July 15, 2020
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	90184	October 4, 2016
MTS PJSC	Altaisk territory	91422	December 1, 2016
MTS PJSC	Altai Republic	96857	May 22, 2017
MTS PJSC	Penza region	125651	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region	130984	August 13, 2020
MTS PJSC	Mari El Republic	131716	September 14, 2020
MTS PJSC	Volgograd region	127684	May 30, 2020
MTS PJSC	Primorsky Territory	135961	December 21, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region, Magadan region, Sakhalin region	128536	June 17, 2020
MTS PJSC	Zabaykalsky Territory	118159	June 5, 2019
MTS PJSC	Stavropol territory	127678	May 26, 2020
MTS PJSC	Samara region	127680	May 26, 2020
MTS PJSC	Saratov region	127688	May 31, 2020
MTS PJSC	Ulyanovsk region	127681	May 31, 2020
MTS PJSC	Kemerov region	128530	May 31, 2020
MTS PJSC	Astrahansk region	129949	July 15, 2020
MTS PJSC	Adygeya Republic	129947	July 15, 2020
MTS PJSC	Kalmykia Republic	129957	July 28, 2020
MTS PJSC	Chechen Republic	104023	December 6, 2017
MTS PJSC	Russian Federation	101246	July 25, 2022
Multikabel'nye sety balashikhi CJSC	Moscow region	87457	June 19, 2016
Teleservise CJSC	Voronezh region	135894	November 21, 2020
Leased Communications Circuits
MTS PJSC	Jewish Autonomous region	124558	November 14, 2019
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136356	October 6, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region, Khanty Mansiysk Autonomous region	136356	October 6, 2020
MTS PJSC	Russian Federation	94560	December 29, 2016

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Tatarstan Republic	108060	May 7, 2018
MTS PJSC	Kalmykia Republic, Severnaya Osetia Alania Republic	108061	May 7, 2018
MTS PJSC	Krasnoyarsk Territory	108062	May 7, 2018
MTS PJSC	Bashkortostan Republic	108063	May 7, 2018
MTS PJSC	Kemerov region, Tomsk region	108064	May 7, 2018
MTS PJSC	Tyva Republic	128529	July 28, 2020
MTS PJSC	Chuvashia Republic	129943	July 28, 2020
MTS PJSC	Adygeya Republic, Krasnodar territory	129948	July 15, 2020
MTS PJSC	Kaluga region, Pskov region, Ryazan region, Smolensk region, Tula region, Vladimir region	134506	October 7, 2020
MTS PJSC	Ivanovo region, Kirov region, Nizhny Novgorod region, Yaroslavl region	134509	October 13, 2020
MTS PJSC	Orenburg region, Perm region, Tambov region, Udmurt Republic, Amur region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	82394	April 13, 2016
MTS PJSC	Mordovia Republic	135965	December 23, 2020
MTS PJSC	Altaisk territory, Altai Republic, Novosibirsk region	128528	July 28, 2020
MTS PJSC	Khakassiya Republic	128533	June 17, 2020
MTS PJSC	Kaliningrad region	92589	March 1, 2017
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Karelia Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Vologda region	92586	March 1, 2017
MTS PJSC	Omsk region	91421	December 27, 2016
MTS PJSC	Chukotsk Autonomous region	119985	August 6, 2019
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	119295	July 2, 2019
MTS PJSC	Rostov region, Rostov region	110872	October 2, 2018
MTS PJSC	Mari El Republic	134511	October 5, 2020
MTS PJSC	Khabarovsk Territory, Sakha Republic (Yakutia), Zabaykalsky Territory	135026	November 21, 2020
MTS PJSC	Magadan region	96042	May 21, 2017
MTS PJSC	Irkutsk region	96040	May 21, 2017
MTS PJSC	Kamchatka region, Koryakski Autonomous region	96043	May 21, 2017
MTS PJSC	Sakhalin region	130986	August 25, 2020
MTS PJSC	Buryatiya Republic	130983	August 25, 2020
MTS PJSC	Primorsky Territory	127171	May 10, 2020
MTS PJSC	Moscow, Moscow region, Komi Republic, Kostroma region, Tver region	111802	November 24, 2018
MTS PJSC	Penza region	135963	December 1, 2020
MTS PJSC	Aginski Buryatski Autonomous District	135959	December 1, 2020

Licensee	License Region(s)	License number	Expiry Date
Sibintertelecom CJSC	Zabaykalsky Territory	119279	June 5, 2019
MTS PJSC	Samara region, Saratov region, Ulyanovsk region	127686	May 31, 2020
MTS PJSC	Astrahansk region, Stavropol territory	127683	May 31, 2020
MTS PJSC	Dagestan Republi	96041	May 21, 2017
MTS PJSC	Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Volgograd region	105546	April 18, 2018
MGTS PJSC	Moscow, Moscow region	131496	December 11, 2018
Sputnikovoe TV	Saratov region, Mordovia Republic, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bryansk region, Belgorod region, Lipetsk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Karelia Republic, Kaluga region, Moscow, Kirov region, Komi Republic, Kostroma region, Krasnodar territory, Kursk region, Moscow region, Mari El Republic, Chelyabinsk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Karachaevo-Cherkesia Republic, Amur region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Bashkortostan Republic, Udmurt Republic, Kurgan region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Samara region, Buryatiya Republic, Primorsky region, Tver region, Irkutsk region, Kamchatka region, Kemerov region, Khabarovsk region, Khakassiya Republic, Ryazan region, Penza region, Altai Republic, Ulyanovsk region, Sakha Republic (Yakutia), Sverdlovsk region, Tyumen region, Tyva Republic, Chechen Republic, Zabaykalsky region, Omsk region, Novosibirsk region	No. 112799	August 2, 2018
Data Transmission Services
MGTS PJSC	Moscow	125847	December 11, 2018
MTS PJSC	Krasnoyarsk Territory	108058	May 7, 2018
MGTS PJSC	Moscow region	125854	April 17, 2019

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Tyva Republic	128517	July 28, 2020
MTS PJSC	Kalmykia Republic	129942	July 28, 2020
MTS PJSC	Krasnodar territory	129952	July 15, 2020
MTS PJSC	Chuvashia Republic, Mordovia Republic	131718	September 14, 2020
MTS PJSC	Dagestan Republi, Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic, Severnaya Osetia Alania Republic	131719	September 14, 2020
Sibintertelecom CJSC	Zabaykalsky Territory	132676	September 14, 2020
MTS PJSC	Rostov region	82396	April 3, 2016
MTS PJSC	Rostov region	138261	April 3, 2021
MTS PJSC	Bashkortostan Republic	129955	June 30, 2020
MTS PJSC	Khabarovsk Territory	127172	May 31, 2020
MTS PJSC	Altai Republic	128534	July 15, 2020
MTS PJSC	Novosibirsk region	128526	July 15, 2020
MTS PJSC	Khakassiya Republic	128522	June 17, 2020
MTS PJSC	Tomsk region	128535	June 17, 2020
MTS PJSC	Sakha Republic (Yakutia)	128527	June 17, 2020
MTS PJSC	Tatarstan Republic	129953	July 15, 2020
MTS PJSC	Perm region, Chelyabinsk region, Khanty Mansiysk Autonomous region, Kurgan region, Omsk region, Sverdlovsk region, Tyumen region, YamaloNenetsk Autonomous region	93682	April 17, 2017
MTS PJSC	Orenburg region	93684	April 17, 2017
MTS PJSC	Kirov region, Nizhny Novgorod region, Udmurt Republic	93685	April 17, 2017
MTS PJSC	Moscow, Moscow region	93680	April 17, 2017
MTS PJSC	Amur region	93681	April 17, 2017
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	93686	April 17, 2017
MTS PJSC	Ivanovo region, Kaluga region, Kostroma region, Ryazan region, Smolensk region, Tambov region, Tula region, Tver region, Vladimir region, Yaroslavl region	93687	April 17, 2017
MTS PJSC	St. Petersburg, Leningrad region, Arkhangelsk region, Kaliningrad region, Karelia Republic, Komi Republic, Murmansk region, Nenetsk Autonomous region, Novgorod region, Pskov region, Vologda region	93683	April 17, 2017
MTS PJSC	Penza region	125652	April 1, 2020
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region, Irkutsk region, Kamchatka region	130982	August 13, 2020
MTS PJSC	Zabaykalsky Territory	118158	June 5, 2019
MTS PJSC	Mari El Republic	131720	September 14, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Altaisk territory	111800	October 31, 2018
MTS PJSC	Volgograd region	127682	June 30, 2020
MTS PJSC	Buryatiya Republic, Kamchatka region, Magadan region, Sakhalin region	128520	June 17, 2020
MTS PJSC	Primorsky Territory	135957	December 21, 2020
MTS PJSC	Stavropol territory	127685	May 26, 2020
MTS PJSC	Samara region	127689	May 26, 2020
MTS PJSC	Kemerov region	128523	May 31, 2020
MTS PJSC	Saratov region	127687	May 31, 2020
MTS PJSC	Ulyanovsk region	127679	May 31, 2020
MTS PJSC	Astrahansk region	129956	July 15, 2020
MTS PJSC	Adygeya Republic	129945	July 15, 2020
MTS PJSC	Chechen Republic	104020	December 6, 2017
MTS PJSC	Russian Federation	101248	July 25, 2022
Multikabel'nye sety balashikhi CJSC	Moscow region	87459	June 19, 2016
Teleservise CJSC	Voronezh region	135893	December 21, 2020
Data Transmission Services for Voice
MTS PJSC	Arkhangelsk region	117815	February 17, 2019
MTS PJSC	Krasnoyarsk Territory	117816	February 17, 2019
MTS PJSC	Novosibirsk region	117817	February 17, 2019
MTS PJSC	Leningrad region	117818	February 17, 2019
MTS PJSC	Nizhny Novgorod region	117819	February 17, 2019
MTS PJSC	Omsk region	117820	February 17, 2019
MTS PJSC	Smolensk region	117821	February 17, 2019
MTS PJSC	Novgorod region	117822	February 17, 2019
MTS PJSC	Tula region	117823	February 17, 2019
MTS PJSC	Volgograd region	117824	February 17, 2019
MTS PJSC	Kemerov region	117825	February 17, 2019
MTS PJSC	Yaroslavl region	131138	June 4, 2020
Comstar-KHMAO JSC	Khanty Mansiysk Autonomous region	136646	December 1, 2020
MTS PJSC	Mordovia Republic	97001	March 15, 2017
MTS PJSC	Saratov region	97002	March 15, 2017
MTS PJSC	Tomsk region	97003	March 15, 2017
MTS PJSC	Mari El Republic	97005	March 15, 2017
MTS PJSC	Amur region	97006	March 15, 2017
MTS PJSC	Altaisk territory	97013	March 15, 2017
MTS PJSC	Buryatiya Republic	97014	March 15, 2017
MTS PJSC	Kalmykia Republic	97015	March 15, 2017
MTS PJSC	KarachaevoCherkesia Republic	97016	March 15, 2017
MTS PJSC	Pskov region	97017	March 15, 2017
MTS PJSC	Kamchatka region	97018	March 15, 2017
MTS PJSC	Komi Republic	97021	March 15, 2017
MTS PJSC	Murmansk region	97023	March 15, 2017
MTS PJSC	Kostroma region	97024	March 15, 2017
MTS PJSC	Altai Republic	97027	March 15, 2017
MTS PJSC	Vologda region	97028	March 15, 2017
MTS PJSC	Dagestan Republi	97029	March 15, 2017
MTS PJSC	Orenburg region	97030	March 15, 2017

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	Sakha Republic (Yakutia)	97031	March 15, 2017
MTS PJSC	Stavropol territory	97032	March 15, 2017
MTS PJSC	Tyva Republic	97033	March 15, 2017
MTS PJSC	Chechen Republic	97035	March 15, 2017
MTS PJSC	Zabaykalsky Territory	97038	March 15, 2017
MTS PJSC	Kirov region	97039	March 15, 2017
MTS PJSC	Khakassiya Republic	97040	March 15, 2017
MTS PJSC	KabardinoBalkar Republic	97041	March 15, 2017
MTS PJSC	Ulyanovsk region	97042	March 15, 2017
MTS PJSC	Adygeya Republic	97044	March 15, 2017
MTS PJSC	Ingushetia Republic	97045	March 15, 2017
MTS PJSC	Kaliningrad region	97046	March 15, 2017
MTS PJSC	Karelia Republic	97047	March 15, 2017
MTS PJSC	Penza region	97048	March 15, 2017
MTS PJSC	Severnaya Osetia Alania Republic	97049	March 15, 2017
MTS PJSC	Khabarovsk Territory	97050	March 15, 2017
MTS PJSC	Chuvashia Republic	97051	March 15, 2017
MTS PJSC	Khanty Mansiysk Autonomous region, Sverdlovsk region	108752	March 25, 2018
MTS PJSC	Nenetsk Autonomous region	108753	March 25, 2018
MTS PJSC	Tatarstan Republic	108754	March 25, 2018
MTS PJSC	Ryazan region, Vladimir region	108755	March 25, 2018
MTS PJSC	Chukotsk Autonomous region, Jewish Autonomous region	108756	March 25, 2018
MGTS PJSC	Moscow	125850	February 16, 2016
MGTS PJSC	Moscow	135506	February 16, 2021
MTS PJSC	Bashkortostan Republic	82398	April 11, 2016
MTS PJSC	Bashkortostan Republic	138260	April 11, 2021
MTS PJSC	Magadan region	97007	March 15, 2017
MTS PJSC	Chelyabinsk region	97034	March 15, 2017
MTS PJSC	Kurgan region	97022	March 15, 2017
MTS PJSC	Moscow	94372	March 30, 2017
MTS PJSC	Kaluga region	134512	October 26, 2020
MTS PJSC	Moscow region	134508	October 26, 2020
MTS PJSC	Ivanovo region	134510	October 31, 2020
MTS PJSC	Rostov region	137565	February 16, 2021
MTS PJSC	Irkutsk region, Primorsky Territory, Sakhalin region	135029	December 12, 2020
MTS PJSC	Belgorod region, Bryansk region, Kursk region, Lipetsk region, Orel region, Voronezh region	130985	July 28, 2020
MGTS PJSC	Moscow region	125849	January 26, 2017
MTS PJSC	Astrahansk region	122731	December 18, 2019
MTS PJSC	Krasnodar territory	110717	August 17, 2017
MTS PJSC	Perm region	110716	February 27, 2018
MTS PJSC	Russian Federation	101245	July 25, 2022
MTS PJSC	Tambov region	122730	December 18, 2019
MTS PJSC	Tyumen region, YamaloNenetsk Autonomous region	135966	December 1, 2020

Licensee	License Region(s)	License number	Expiry Date
MTS PJSC	St. Petersburg	124994	January 28, 2020
MTS PJSC	Udmurt Republic	110729	February 27, 2018
MTS PJSC	Samara region	123560	December 31, 2019
MTS PJSC	Tver region	122267	November 24, 2019
Mobile Radio Services
MTS PJSC	Orenburg region	110718	October 2, 2016
MTS PJSC	Rostov region	110721	August 31, 2017
MTS PJSC	YamaloNenetsk Autonomous region	135964	December 15, 2020
Comstar Regions	Khanty Mansiysk Autonomous region	132775	December 15, 2020
MTS PJSC	Perm region	129415	April 22, 2020
MTS PJSC	Chelyabinsk region	137711	November 20, 2020
MGTS	Moscow, Moscow Region	112630	August 02, 2018
Telecommunications Services for Cablecasting
MTS PJSC	Russian Federation	122268	November 24, 2019
Comstar-Regions	Sverdlovsk region	101795	October 16, 2017
MGTS	Moscow	137356	January 27, 2021
MGTS	Moscow region	125853	June 18, 2018
Telecommunications Services for Broadcasting
MTS PJSC	Kaluga region	128531	August 1, 2016
MTS PJSC	Nizhny Novgorod region	128532	August 1, 2016
MTS PJSC	Arkhangelsk region	123157	August 1, 2016
MTS PJSC	Rostov region	113017	August 1, 2016
MTS PJSC	Tver region	114630	August 1, 2016
MTS PJSC	Rostov region	117190	August 2, 2016
MTS PJSC	Arkhangelsk region	120320	August 1, 2016
MTS PJSC	Ivanovo region	134505	August 1, 2016
MTS PJSC	Udmurt Republic	128524	August 1, 2016
MTS PJSC	Krasnoyarsk Territory	114619	August 1, 2016
MTS PJSC	Saratov region	124922	August 1, 2016
MTS PJSC	Belgorod region	124923	July 17, 2019
Comstar-Regions	Sverdlovsk region	112544	August 1, 2016

Licensee	License Region(s)	License number	Expiry Date
Sputnikovoe TV	Saratov region, Mordovia Republic, St. Petersburg, Leningrad region, Adygeya Republic, Arkhangelsk region, Astrahansk region, Bryansk region, Belgorod region, Lipetsk region, Chuvashia Republic, Dagestan Republic, Ivanovo region, Ingushetia Republic, KabardinoBalkar Republic, Kaliningrad region, Kalmykia Republic, Karelia Republic, Kaluga region, Moscow, Kirov region, Komi Republic, Kostroma region, Krasnodar territory, Kursk region, Moscow region, Mari El Republic, Chelyabinsk region, Nizhny Novgorod region, Novgorod region, Orel region, Orenburg region, Perm region, Rostov region, Pskov region, Karachaevo-Cherkesia Republic, Amur region, Severnaya Osetia Alania Republic, Smolensk region, Stavropol territory, Tambov region, Tatarstan Republic, Tula region, Bashkortostan Republic, Udmurt Republic, Kurgan region, Vladimir region, Volgograd region, Vologda region, Voronezh region, Yaroslavl region, Altaisk region, Samara region, Buryatiya Republic, Primorsky region, Tver region, Irkutsk region, Kamchatka region, Kemerov region, Khabarovsk region, Khakassiya Republic, Ryazan region, Penza region, Altai Republic, Ulyanovsk region, Sakha Republic (Yakutia), Sverdlovsk region, Tyumen region, Tyva Republic, Chechen Republic, Zabaykalsky region, Omsk region, Novosibirsk region	123678	October 1, 2019
Teleservise CJSC	Voronezh region	100358	August 1, 2016
Cable Radio (communication services for the purpose of wire broadcasting)
MTS PJSC	Nizhny Novgorod region	123659	October 1, 2019
Comstar-Regions	Sverdlovsk region	120413	May 23, 2019

C.    Organizational Structure

        The table below presents our significant subsidiaries and investees, the places of incorporation and our effective ownership interests therein as of December 31, 2015.

Subsidiary	Accounting Method	Ownership Interest	Place of Incorporation/ Organization
Sibintertelecom	Consolidated	100.0%	Russia
Russian Telephone Company	Consolidated	100.0%	Russia
Dega Retail Holding Limited	Consolidated	100.0%	British Virgin Islands
Sputnikovoe TV	Consolidated	100.0%	Russia
NVision Group Companies	Consolidated	100.0%	Russia/Ukraine/Czech Republic/Uzbekistan/Kazachstan/ Pakistan/Cyprus
MTS Bermuda(1)	Consolidated	100.0%	Bermuda
MTS Ukraine	Consolidated	100.0%	Ukraine
MTS Turkmenistan	Consolidated	100.0%	Turkmenistan
Stream LLC	Consolidated	100.0%	Russia
Metro-Telecom	Consolidated	95.0%	Russia
MGTS	Consolidated	94.7%	Russia
MTS International Funding(2)	Consolidated	SE	Ireland
K-Telecom	Consolidated	80.0%	Armenia
Navigation Information Systems Group	Consolidated	77.7%	Russia
UMS	Consolidated	50.01%	Uzbekistan
MTS Belarus	Equity	49.0%	Belarus
MTS Bank	Equity	27.0%	Russia
Zifrovoe TV	Equity	20.0%	Russia
OZON	Equity	10.8%	Cyprus

(1)
A wholly owned subsidiary established to repurchase our ADSs.

(2)
A private limited company organized and existing under the laws of Ireland for the sole purpose of financing a loan to MTS. The company is a structured entity of the Group.

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

        We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. In addition, through our subsidiary MGTS, we own approximately 105 buildings located throughout Moscow, which serve as sales and customer service offices, house MGTS' telecommunication equipment and are leased to third parties. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as- needed basis. We believe that our properties are adequate for our current needs and additional space is available to us if and when it is needed.

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

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations is intended to help the reader understand us, our operations and our present business environment and should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in "Item 3. Key Information—D. Risk Factors" for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under "Item 3. Key Information—D. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our reporting currency is the Russian ruble and our consolidated financial statements have been prepared in accordance with IFRS.

        Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of our financial results of operations for the years ended December 31, 2015 and 2014. Refer to Note 4 to our consolidated financial statements for an explanation of how the transition from U.S. GAAP to IFRS has affected the reported financial position, financial performance and cash flows of our Company.

A.    Operating Results

Overview

        We are a leading telecommunications provider in Russia and the CIS, providing a wide range of mobile and fixed line voice and data telecommunications services, including transmission, broadband, pay-TV and various value-added services, as well as selling equipment and accessories.

        According to AC&M-Consulting, we are the largest mobile operator in Russia and the second largest in Ukraine in terms of mobile subscribers. We are also the largest operator in Armenia in terms of mobile subscribers, according to our estimates. As of December 31, 2015, we had a mobile subscriber base of approximately 102.5 million.

        We are also the largest operator in the Moscow residential broadband market in terms of subscribers, with a 30.0% market share as of December 31, 2015, based on TMT consulting data.

        Our revenues for the year ended December 31, 2015, were RUB 431,232 million, an increase of 5.0% from the year ended December 31, 2014. Our profit attributable to the Group for the year ended December 31, 2015, was RUB 49,489 million, a decrease of 3.5% from the year ended December 31, 2014. Our profit for the year ended December 31, 2015 decreased by RUB 4,092 million or 7.9% to RUB 47,404 million. The decline in the profit resulted mainly from the following factors: impairment of goodwill in Armenia (RUB 3,516 million), increased loss from renewed operations in Uzbekistan (RUB 5,677 million), one-off gain from reentrance into Uzbekistan recognized in 2014 (RUB 6,734 million), higher finance cost (RUB 9,370 million) and increased depreciation and amortization expense (RUB 3,110 million, net of Uzbekistan amount). The described negative effects were partially offset by lower write off of investments in distressed Ukrainian banks (RUB 3,440 million), decrease in currency exchange and translation loss (RUB 11,698 million), higher finance income (RUB 3,849 million), lower non-operating share of loss of associates (RUB 2,757 million, thereof RUB 3,225 million impairment of investment in MTS Bank recognized in 2014), positive change in fair value of liability related to put option agreement in Armenia (RUB 1,273 million). Our revenues have historically increased through organic growth, as well as through acquisitions.

        We also aggressively expanded our proprietary retail and distribution network over the course of 2014 and 2015.

        We require significant funds to support our subscriber growth, primarily for increasing network capacity, maintaining and modernizing our mobile and fixed line networks, developing our network in the regions and continuing the build-out of our LTE, 3G and broadband Internet networks.

        Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) for the years ended December 31, 2014 and 2015 were RUB 91,929 and RUB 106,537 million, respectively.

        We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities from continuing operations for the years ended December 31, 2014 and 2015 was RUB 158,979 million and RUB 144,087 million, respectively.

        Our borrowings consist of notes and bank loans. Our notes comprise of U.S. dollar and ruble denominated notes in the amount of RUB 76.1 billion and RUB 23.9 billion, respectively. Our bank loans consist of U.S. dollar, euro and ruble-denominated borrowings totaling approximately RUB 234.0 billion as of December 31, 2015.

        We repaid approximately RUB 51.2 billion of indebtedness in 2015. As of December 31, 2015, the total amount available to us under our credit facilities amounted to RUB 70.5 billion. We had total indebtedness of approximately RUB 345.9 billion as of December 31, 2015, including capital lease obligations, compared to approximately RUB 290.0 billion as of December 31, 2014.

        Our total interest expense for the years ended December 31, 2014 and 2015 was RUB 17,260 million and RUB 26,630 million, net of amounts capitalized, respectively. See Note 16 to our audited consolidated financial statements for a description of our indebtedness.

        Our reporting currency is Russian rubles. Our and our subsidiaries' functional currencies are the ruble in Russia, the hryvnia in Ukraine, the som in Uzbekistan, the manat in Turkmenistan and the dram in Armenia. See "—Certain Factors Affecting our Financial Position and Results of Operations—Currency fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

Segments

        Management analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit. Management does not analyze assets or liabilities by reportable segments.

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

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Uzbekistan, Turkmenistan, Satellite TV, Belarus and the headquarters. See also Note 26 to our audited consolidated financial statements for segment information.

        The net operating revenues of our segments for the years ended December 31, 2014 and 2015 were as follows:

	Year Ended December 31,
	2014	2015
	(in millions of Russian rubles)
Total operating revenues
Russia convergent	340,732	358,360
Moscow fixed line	40,824	39,606
Ukraine	32,810	28,194
Other	11,196	19,193
Eliminations(1)	(14,782)	(14,121)

Total operating revenues as reported	410,780	431,232

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

Mobile Subscriber Data

        The following table shows our mobile subscribers by country as of the dates indicated:

	At December 31,
	2013	2014	2015
	(in millions)
Subscribers(1)
Russia	69.4	74.6	77.3
Ukraine(2)	21.5	20.2	20.4
Turkmenistan	1.7	1.7	1.6
Armenia	2.0	2.1	2.1
Uzbekistan(3)	n/a	0.2	1.1

Total consolidated	94.7	98.8	102.5

MTS Belarus (unconsolidated)	5.2	5.3	5.3

(1)
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

        We had approximately 77.3 million subscribers in Russia as of December 31, 2015, and a leading 31% market share of total mobile cellular subscribers in Russia, according to AC&M-Consulting. Overall penetration in Russia was at approximately 171.9%, according to our estimates. We had approximately 20.4 million subscribers in Ukraine as of December 31, 2015 and, according to AC&M-Consulting, a 34.8% market share of total mobile cellular subscribers in Ukraine. In addition, as of December 31, 2015, we had approximately 2.1 million subscribers in Armenia, and 1.6 million subscribers in Turkmenistan, representing a 59% and 30% market share, respectively, according to our estimates. For a description of our fixed line subscriber base, see "Item 4. Information on Our Company—B. Business Overview—Fixed Line Services."

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

	Year Ended December 31,
	2013	2014	2015
Subscriber Churn
Russia	38.1%	41.0%	39.6%
Ukraine	27.2%	34.2%	24.5%

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

        Our churn rate in Russia slightly decreased to 39.6% during the year ended December 31, 2015, as compared to 41.0% for the year ended December 31, 2014 as we improved the quality of customer service. We continued to offer our popular tariff plan "Super MTS" (free calls to all subscribers of MTS Russia) and "Smart" (integrated voice and data bundles), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate by expanding our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2016, stimulate value-added services usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased significantly to 24.5% for the year ended December 31, 2015, from 34.2% for the year ended December 31, 2014 due to the start of 3G services at the territory of Ukraine and partnership with Vodafone. In 2016, we expect the growth of subscriber loyalty due to further service quality improvement achieved through our partnership with Vodafone.

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

	Year Ended December 31,
	2014	2015
Average monthly service revenue per subscriber, RUB
Russia	338.2	325.7
Ukraine	129.1	114.2
Average monthly minutes of use per subscriber
Russia	372	381
Ukraine	554	508

        Average monthly service revenue per subscriber in Russia decreased to RUB 325.7 for the year ended December 31, 2015, from RUB 338.2 for the year ended December 31, 2014 due to tariffs reduction followed by adverse changes in macro—economic situation and decrease in the disposable income of the general population. Average monthly minutes of use per subscriber in Russia increased to 381 minutes in 2015 from 372 minutes in 2014 mainly due to decrease in tariffs for on- net traffic and various roaming-related offers.

        In Ukraine, average monthly service revenue per subscriber decreased to RUB 114.2 for the year ended December 31, 2015, from RUB 129.1 for the year ended December 31, 2014 due to depreciation of Ukrainian hryvnia against Russian rouble in 2015. The average monthly minutes of use per subscriber decreased to 508 minutes in 2015 from 554 minutes in 2014 due to the negative impact of macroeconomic factors on overall voice traffic and difficulty in provision of services in eastern Ukraine.

Revenues

        Our principal sources of revenue are:

  •
  mobile service revenues, which include usage and interconnect fees, value-added services fees, monthly subscription fees, roaming fees and connection fees;

  •
  fixed service revenues from individual and corporate subscribers, which include monthly subscription fees, traffic charges, connection fees, revenues from broadband Internet connection and data transmission services, revenues from pay-TV and from sales of end-user telecommunications equipment. Fixed service revenues also include revenues received from operators, which comprise revenues from the renting out of channels and traffic charges and revenues from the renting out of telecommunications infrastructure; and

  •
  revenues from sales of handsets, accessories and other goods.

        Our mobile service subscriber tariffs in Russia and Ukraine are not currently regulated by any organization or governmental authority. The interconnect fees we charge to other operators for terminating calls interconnecting to our mobile network are not regulated in Russia, but are regulated in Ukraine. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Governmental regulation of SMP operators in Ukraine could adversely affect our results of operations," "—If we are found to have a dominant position in the markets where we operate, the government may influence our subscriber tariffs and restrict our operations" and "—If we or any of our mobile operator subsidiaries operating in Russia are identified as an operator occupying a "substantial position," the regulator may reduce our interconnect tariffs which, in turn, may have a material adverse effect on our financial condition and results of operations."

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

        The prices for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed and the call destination. Usage fees as a percentage of our total revenues were 23.8% in 2014 and 20.2% in 2015. Usage fees as a percentage of our total revenues have been decreasing largely due to the increase in revenues from value-added services as a percentage of our total revenues.

        Interconnect fees, which are fees for connecting users of other operators' fixed line and wireless networks to our network, comprised 12.1% and 11,5% of our total revenues in 2014 and 2015, respectively. The fluctuations of interconnect fees as a percentage of our total revenues were largely due to currency volatility and increase in revenues from value added services, which grew faster than our revenue from interconnect fees. However, in absolute terms, interconnect fees remained stable and we expect it to grow due to the increases in traffic volumes from our competitors.

        Value-added services as a percentage of our total revenues comprised 26.9% in 2014 and 29.2% in 2015. We offer our subscribers an array of value-added services. The increase in 2015 in revenue from value-added services was due to growth in data traffic, resulting from active marketing initiatives, sustained growth in customer data usage, increased data adoption through higher penetration of smartphones and tablets aided by aggressive smartphone pricing strategy in our retail chain and sustained investment in high-speed data networks.

        Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total revenues represented 5.8% in 2014 and 7.1% in 2015. The increase in 2015 of the monthly subscription fees was due to the growth of subscribers with monthly subscription fees in the subscriber mix and the subscription-based services we offer. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of prepaid minutes as well as certain amount of prepaid megabytes. The percentage of our total revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

        Roaming fees for guest subscribers include amounts charged to other cellular operators for their subscribers i.e., guest roamers, utilizing our network while traveling in our service area. We bill other cellular operators for calls of guest roamers carried on our network. Roaming fees for guest subscribers as a percentage of our total revenues remained stable and comprised 0.7% in 2014 and 2015. We generally expect that roaming fees will decline as a percentage of our total revenues due to the large increase of revenues from our value-added services. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase in the total number of mobile users. We may also be pressured or required to lower our roaming tariffs by FAS. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—7. Litigation—Antimonopoly Proceedings."

        Roaming fees for our own subscribers include amounts charged to our subscribers while traveling out of our service area. Roaming fees for own subscribers as a percentage of our total revenues represented 8.3% in 2014 and 6.9% in 2015. We expect that our roaming fees will continue to decline as a percentage of total revenues due to the continuing growth of revenues from our value-added services.

        Connection fees consist of charges incurred by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life in our network. Connection fees represented 0.3% and 0.4% of our total revenues in 2014 and 2015, respectively. We expect connection fee revenues to remain at a low level as a percentage of our total revenues.

        Fixed service revenues which consist primarily of fixed line telephony services, broadband internet and pay-TV services, comprised 14.1% and 13.2% of our total revenues in 2014 and 2015, respectively. The decline in revenues from fixed services in 2015 is mainly attributable to the decrease in revenues from IP telephony as a result of reduced IP telephony subscribers. In absolute terms, we expect an increase in the number of internet and TV users to stimulate further growth of fixed service revenues due to the development of our GPON project and consequent improvement in quality and uptake of services provided. We expect that it will continue to grow due to the further development of GPON.

Sales of goods

        Sales of goods primary consist of the sale of handsets and accessories and as a percentage of total revenue comprised 7.0% in 2014 and 9.4% in 2015. The increase in 2015 as compared to 2014 is attributable to the promotion of sales of smartphones aimed to boost smartphone penetration and attract higher quality subscribers. We expect that sales of handsets and accessories will decrease as a percentage of total revenue due to the expected increase of revenues from our value-added services. We do not subsidize handset sales in Russia. In Ukraine, we subsidize handsets for some of our contract subscribers as well as modems for GSM and CDMA users. See "—Cost of goods" below.

Cost of Services

        Interconnect and line rental.    Interconnect and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers. Interconnect charges as a percentage of our total revenues represented 12.6% in 2014 and 11.7% in 2015. Line rental charges as a percentage of our total revenues represented 1.9% in 2014 and 1.8% in 2015.

        We expect that interconnect expenses payable by us to other operators for termination of traffic generated by our subscribers will continue to increase. Primarily, this increase will likely be attributable to the growth in the volume of traffic resulting from our efforts to encourage greater usage through the introduction of new services, which may be supported by marketing campaigns.

        We expect line rental costs to increase based on the number of base stations, base station controllers, the number and capacity of rented lines.

        Roaming expenses.    Roaming expenses consist of amounts charged by other cellular operators under agreements for roaming services provided to our subscribers while outside our service area. Roaming expenses as a percentage of our total revenues represented 2.2% in 2014 and 3.2% in 2015. The increase of roaming expenses as a percentage of our total revenues was largely due to depreciation of Russian rouble against euro and U.S. dollar.

        Cost of value added services.    Charges for value added services include primary amounts payable to content providers. Cost of value added services as a percentage of our total revenues represented 2.1% in 2014 and 1.9% in 2015. We expect that cost of value added services will increase due to the expected increase of revenues from our value-added services.

        Other direct costs.    Our other direct costs primary consist of:

  •
  technical staff's salary, bonuses and social contributions;

  •
  rental charges for network placement;

  •
  network repair and maintenance;

  •
  electricity charges; and

  •
  payments for radio frequencies usage.

        Our other direct costs as a percentage of our total revenues represented 10.4% in 2014 and 11.6% in 2015. The increase is mainly attributable to rise of the salary and social contributions expenses resulting from higher number of employees (including those retained through business combinations). In addition electricity and rental charges for placement of technical facilities grew as a result of inflation and increasing number of sites rented. Other direct costs as a percentage of revenue are expected to increase over time as a result of inflation.

Cost of goods

        This type of expense includes primarily the cost of handsets and accessories sold to subscribers, and the cost of SIM cards provided to our customers. Cost of handsets, accessories sold and SIM cards provided to customers as a percentage of our total revenues represented 6.2% in 2014 and 8.5% in 2015. The increase in 2015 was primarily attributable to the growth in our handsets sales stimulated by aggressive smartphone pricing strategy aimed to counteract competitors' efforts to markedly increase their share of distribution in the market and drive further migration to higher value tariffs. We do not subsidize handset sales other than in Ukraine, where we subsidize handsets on a limited basis to contract subscribers as well as modems for CDMA users. In the years ended December 31, 2014 and

2015 we provided net handset subsidies in Ukraine totalling RUB 67 million and RUB 26 million, respectively.

        Generally, we provide SIM cards to our customers free of charge. The cost of SIM cards amounted to RUB 1,144 million in 2014 and RUB 0,993 million in 2015.

Selling, general and administrative expenses

        Our selling expenses comprise of all costs relating to the activities that do not directly increase the value of our products and services, but serve to secure sales. These costs consist primarily of:

  •
  expenses for advertising and promotion;

  •
  dealer commissions on new connections and cash collected from subscribers; and

  •
  personnel, utilities and maintenance costs incurred in the area of sales.

        Selling expenses have generally increased in prior years as subscriber numbers, market saturation and market competition have increased, as well as in connection with the further development of our brand and introduction of new value-added services. In 2015, selling expenses comprised 11.9% of our total revenue, which is comparable to 11.8% in 2014.

        We retain some degree of flexibility to increase or decrease these expenses in any given period based on our requirements, strategy and the general economic environment. For the structure of our dealer commissions in Russia and Ukraine please see "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Sales and Marketing—Sales and Distribution."

        Our general and administrative expenses comprise of expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process. These consist primarily of:

  •
  personnel costs;

  •
  billing and data processing expenses;

  •
  taxes other than income taxes, e.g. property taxes;

  •
  office maintenance expenses and rental of administrative premises;

  •
  consulting expenses; and

  •
  other expenses of administrative nature.

        General and administrative expenses as a percentage of our total revenues represented 9.7% in 2014 and 8.8% in 2015. The decrease in general and administrative expense in 2015 is mainly attributable to release of our provisions for VAT and custom duties. General and administrative expenses as a percentage of revenue are expected to increase over time as a result of inflation.

Sundry Operating Income/Expenses

        Our sundry operating income/expenses include:

  •
  operating share of associates' profit;

  •
  provision for investments in distressed banks;

  •
  impairment for goodwill and long-lived assets;

  •
  gain from reentrance into Uzbekistan; and

  •
  other operating expenses such as allowance for doubtful accounts, gain/losses on disposal of property, plant and equipment and intangible assets as well as any gain/losses resulting from stock-taking.

        Sundry operating income/expenses as a percentage of our total revenues represented 0.8% and 1.0% as of December 31, 2014 and 2015, respectively.

Depreciation of Property, Network Equipment and Amortization of Intangible Assets

        Our expense for depreciation of property, network equipment and amortization of intangible assets as a percentage of our total revenues increased to 19.2% for the year ended December 31, 2015 as compared to 18.2% of our total revenues for the year ended December 31, 2014. This increase was in line with our expectations, and we expect further increases in connection with our ongoing network development and modernization program and the build-out associated with our regional networks.

Interest Expense

        Our interest expense for 2015 increased by RUB 9,370 million or 54.3% compared to 2014 and amounted to RUB 26,630 million. The increase is primarily attributable to the rise in our total indebtedness and raising funds at high interest rates. We expect interest expense to increase in 2016.

Provision for Income Taxes

        Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions.

        The income tax base for Russian companies is defined as income received from sales of goods and services reduced by the amount of business expenses incurred in such operations with certain exceptions.

        The statutory income tax rate in Russia is 20%. Effective April 1, 2011, the statutory income tax rate in Ukraine was reduced from 25% to 23%, to 21% in 2012, to 19% in 2013 and to 18% in 2014. As of today, no changes in tax rates are expected in the future. The effective tax rate applicable to our consolidated group in the year ended December 31, 2015 was 21.9%. The effective tax rate differs from the statutory rate insignificantly, mainly as a result of items not liable for tax purposes, earnings distributions from subsidiaries and effect of the lower tax rates of subsidiaries.

Certain Factors Affecting our Financial Position and Results of Operations

Change of reporting standards

        Beginning from January 1, 2015, we prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board. For periods up to and including the year ended December 31, 2014, we prepared our consolidated financial statements in accordance with U.S. GAAP. The date of transition to IFRS is January 1, 2014. For details see Note 3 in our consolidated financial statements.

Change in presentation currency

        Beginning with the period commencing on January 1, 2013, we changed our reporting currency from U.S. dollar to Russian ruble. Previously, we had presented our consolidated financial statements in U.S. dollars. Our change in reporting currency is to allow better transparency of reporting.

Currency fluctuations

        A majority of our capital expenditure and a significant part of our liabilities and borrowings are either denominated in or tightly linked to the U.S. dollar or euro. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan, Uzbekistan and Armenia, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuate significantly against the U.S. dollar and euro. As a result of the fluctuations we may incur significant currency exchange gains/losses which may adversely affect our net income.

Inflation

        Our financial position and results of operations as reflected in our audited consolidated financial statements included elsewhere in this document have been influenced by inflation.

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2009	8.8%
2010	8.8%
2011	6.1%
2012	6.6%
2013	6.5%
2014	11.4%
2015	12.9%

Source: Federal State Statistics Service.

        The Ukrainian economy has been characterized by high rates of inflation:

Year	Inflation/(deflation) rate
2009	15.9%
2010	9.4%
2011	8.0%
2012	(0.2)%
2013	(0.3)%
2014	12.1%
2015	48.7%

Source: State Statistics Committee of Ukraine.

        Inflation rates in Armenia, Turkmenistan and Uzbekistan in 2015 were estimated at 4.3%, 5.97% and 5.6% respectively.

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

        Below is a list of our major acquisitions during 2014 and 2015.

Company	Type	Date of acquisition	Stake acquired	Purchase price
2014
Ozon Holdings Limited	e-commerce retailer	April 2014	10.8%	2,702
SMARTS-Ivanovo	Regional mobile operator	December 2014	100%	428
SMARTS-Ufa	Regional mobile operator	December 2014	100%	400
Penza-GSM	Regional mobile operator	December 2014	100%	2,039

				5,569

2015
Navigation Information Systems Group	Systems integrator for GLONASS satellite projects	January 2015	89.5%	44
NVision Group	System integrator and complex IT solutions provider	July - December 2015	100%	11,213
Stream	Content aggregator	December 2015	55%	1,650

				12,907

Results of Operations

        Our management identified the following reportable segments: Russia convergent, Moscow fixed line and Ukraine. See "—Segments."

        Intercompany eliminations presented below consist primarily of sales transactions between segments conducted in the normal course of operations.

        Financial information by reportable segments is presented below:

	Year Ended December 31,
	2014	2015
Total operating revenues
Russia convergent	340,732	358,360
Moscow fixed line	40,824	39,606
Ukraine	32,810	28,194
Other	11,196	19,193
Eliminations(1)	(14,782)	(14,121)

Total operating revenues as reported	410,780	431,232

Costs of services, excluding depreciation and amortization shown separately below, and cost of goods
Russia convergent	129,523	146,423
Moscow fixed line	12,965	12,702
Ukraine	11,941	11,327
Other	4,276	9,425
Eliminations(1)	(13,688)	(12,705)

Cost of services and cost of goods as reported	145,017	167,172

Sundry operating expenses(2)
Russia convergent	1,948	4,385
Moscow fixed line	(127)	(1,842)
Ukraine	4,908	1,743
Other	(10,011)	102
Eliminations(1)	47	39

Sundry operating expenses as reported	(3,235)	4,427

Selling, general and administrative expenses
Russia convergent	65,299	63,873
Moscow fixed line	6,809	7,294
Ukraine	5,773	5,210
Other	11,417	14,219
Eliminations(1)	(1,023)	(1,294)

Selling, general and administrative expenses as reported	88,275	89,302

Depreciation and amortization expenses
Russia convergent	57,647	61,271
Moscow fixed line	7,609	7,715
Ukraine	6,779	5,199
Other	3,058	8,366
Eliminations(1)	(72)	(78)

Depreciation and amortization expenses as reported	75,021	82,473

Operating profit
Russia convergent	86,315	82,408
Moscow fixed line	13,568	13,737
Ukraine	3,409	4,715
Other	2,456	(12,919)
Eliminations(1)	(46)	(82)

Operating profit as reported	105,702	87,859

(1)
Represents the elimination of inter-company transaction results, primarily interconnect, roaming and rent of channels and telecommunications infrastructure.

(2)
For the purposes of this analysis "Sundry operating expenses" consist of allowance for doubtful accounts, impairment of long-lived assets and goodwill, other operating expenses/(income), operating share of profit of associates, gain from reentrance into Uzbekistan and provision for investments in in distressed banks.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Revenues and cost of services and cost of goods

        Consolidated revenues for the year ended December 31, 2015, increased by RUB 20,452 million, or 5.0%, to RUB 431,232 million from RUB 410,780 million for the year ended December 31, 2014. The principal reason for the growth of our consolidated revenues for the year ended December 31, 2015, was the large increase in the usage of value-added services by our subscribers (by RUB 15,930 million), which was mainly attributable to the increase of data traffic driven by our active promotion of value-added services, an increase in mobile internet penetration, an increase in usage of smartphones by our subscribers, active 3G and LTE network expansion and the consequent improvement of the quality and uptake of value-added services. The increase of our consolidated revenues for the year ended December 31, 2015 was also supported by the growth in revenues from sales of handsets and accessories by RUB 11,007 million and by increase of subscription revenues by RUB 6,755 million. The increase in sales of handsets and accessories by RUB 11,007 million resulted from active marketing initiatives and continued expansion of our retail operations. The growth of our subscription revenues was due to increases in the share of subscribers with monthly subscription fees in the subscriber mix and overall increase of the subscription-based services we offer.

        In the year ended December 31, 2015, we experienced a decline in our revenues from voice services by RUB 10,864 million due to continued refocusing of our strategy to promote data services. The decrease of our revenues from roaming fees of own subscribers by RUB 4,252 million in the year ended December 31, 2015 is attributable to promotion of tariff plans with reduced price per minute and overall decrease of consumption due to adverse changes in macroeconomic situation in Russia and Ukraine. Our consolidated mobile subscriber base increased and amounted to 102.5 million as of December 31, 2015 as compared to 98.8 million as of December 31, 2014. The decrease in the mobile churn rate in Russia to 39.6% from 41.0% in 2014 had an immaterial impact on our consolidated revenues.

        Consolidated cost of services and cost of goods for the year ended December 31, 2015 increased by RUB 22,154 million and amounted to RUB 167,171 million as compared to RUB 145,017 million for the year ended December 31, 2014 and comprised 38.8% and 35.3% as a percentage of consolidated revenues for the year ended December 31, 2015 and 2014, respectively. The increase was mainly attributable to the growth of cost of handsets and accessories by RUB 10,825 million, roaming expenses by RUB 4,781 million, salary and social contribution expenses by RUB 2,150 million, charges for network placement and electricity by RUB 2,725 million. The cost of handsets and accessories grew as percentage of consolidated revenues by 2,5% as a result of promoting sales of smartphones and aggressive pricing policy aimed to boost smartphone penetration. The increase in roaming expenses is mainly attributable to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2015. The rise of the salary and social contributions resulted from the increase in number of employees. Electricity and rental charges for network placement increased due to inflation and growth of the number of rented sites.

        Russia convergent revenues for the year ended December 31, 2015, increased by 5.2% to RUB 358,360 million from RUB 340,732 million for the year ended December 31, 2014. The increase in Russia convergent revenues in the year ended December 31, 2015, was primarily due to the growth of revenues from value- added services by RUB 14,407 million, revenues from sales of handsets and accessories by RUB 11,098 million and revenues from subscription by RUB 4,650 million and revenues from Internet. Revenues from value-added services as a percentage of Russia convergent revenues in the year ended December 31, 2015, grew to 31.7% as compared to 29.1% in the year ended December 31, 2014, due to the increase in data traffic volumes attributable to the introduction of new marketing initiatives aimed at stimulating greater usage of value-added services among our subscribers and the overall improvement of quality of these services. Revenues from sales of handsets and accessories increased to RUB 40,458 million in the year ended December 31, 2015 from RUB 29,360 million in the year ended December 31, 2014 due to aggressive pricing strategy aimed to push subscribers data adoption and attract new subscribers. Revenues from subscription increased to RUB 27,147 million for the year ended December 31, 2015 from 22,496 million in the year ended December 31, 2014 as result of subscribers' migration from usage-based tariff plans to more affordable tariff plans, which include monthly subscription fees. In the year ended December 31, 2015, we experienced a decline in Russia convergent revenues from voice services by RUB 10,261 million due to continued refocusing of our strategy to promote data services. The decrease of our revenues from roaming fees from own subscribers by RUB 3,934 million as compared to the year ended December 31, 2014 is attributable to promotion of tariff plans with reduced price per minute and overall decrease of consumption due to adverse changes in macroeconomic situation in Russia.

        Russia convergent cost of services and cost of goods for the year ended December 31, 2015, increased by 13.0% to RUB 146,423 million from RUB 129,523 million for the year ended December 31, 2014. The increase of Russia convergent cost of services and cost of goods was mainly attributable to the growth of cost of handsets, accessories and other goods by RUB 11,279 million, roaming expenses by RUB 4,045 million and of salary and social contributions by RUB 1,673 million. The growth in cost of handsets, accessories and other goods resulted from the increase in volume of sales of handsets and accessories sales by 36.2% in the year ended December 31, 2015 as compared to the year ended December 31, 2014. Roaming expenses grew due to the appreciation of U.S. dollar and EUR against Russian ruble in the year ended December 31, 2015 which affected our roaming expenses in ruble terms. The rise of salary and social contribution resulted mainly from the increase in number of employees. The growth of the Russia mobile cost of services and cost of goods was offset by reduction of interconnect expenses by RUB 2,058 million due to the decline of outgoing traffic volumes and cost of value added services by RUB 755 million resulted from the change in the structure of value added services sold in favor of high margin services.

        Moscow fixed line revenues for the year ended December 31, 2015, decreased by 3.0% to RUB 39,606 million from RUB 40,824 million for the year ended December 31, 2014. The decrease in Moscow fixed line revenues in the year ended December 31, 2015, was primarily due to the decline in revenues from IP telephony by RUB 1,821 million which is attributable to the continued reduction in number of subscribers. The decrease was partially offset by the growth of other revenues, such as renting space in industrial buildings and cable line infrastructure for telecommunication equipment layout.

        Moscow fixed line cost of services and cost of goods for the year ended December 31, 2015, decreased by 2.0% to RUB 12,703 million from RUB 12,965 million for the year ended December 31, 2014. The decrease was primarily attributable to the reduction of interconnect and line rental expenses by RUB 685 million due to overall decline in outgoing traffic volume. The decrease of cost of services and cost of goods in 2015 was partially offset by growth of rent expenses by RUB 618 million as a result of rental rates indexation.

        Ukraine revenues decreased by 14.1% to RUB 28,194 million in the year ended December 31, 2015, from RUB 32,810 million in the year ended December 31, 2014, primarily due to the depreciation of Ukrainian hryvnia against Russian ruble by 16% which resulted in decrease of Ukraine revenues in ruble terms by RUB 4,576 million.

        Ukraine cost of services and cost of goods decreased by 5.1% to RUB 11,327 million in the year ended December 31, 2015, from RUB 11,941 million in the year ended December 31, 2014. The moderate decrease in ruble terms was primarily attributable to the depreciation of Ukrainian hryvnia against Russian ruble by 16% which resulted in decline of Ukraine cost of services and cost of goods by RUB 1,670 million. However, as a percentage of Ukraine revenues Ukraine cost of services and cost of goods for the year ended December 31, 2015 increased to 40.2% as compared to 36.4% for the year ended December 31, 2014. The increase was attributable to the growth in outgoing interconnect traffic volumes and related expenses by RUB 447 million and to the rise of spectrum costs by RUB 725 million.

        Other countries and business activities revenues for the year ended December 31, 2015, increased to RUB 19,193 million from RUB 11,196 million for the year ended December 31, 2014. The growth of revenue by RUB 4,443 million resulted from extending of our operations in Uzbekistan in 2015 after reentrance in September, 2014. Depreciation of Russian ruble against local currencies (Armenian dram and Turkmenian manat) caused the increase of revenue by RUB 3,914 million that was partially offset by the decline of local and international calling in Armenia driven by macroeconomic factors.

        Other countries and business activities cost of goods for the year ended December 31, 2015, increased to RUB 9,425 million from RUB 4,276 million for the year ended December 31, 2014 mainly due to extending of our operations in Uzbekistan in 2015 after reentrance in September, 2014 (RUB 3,283 million) and depreciation of Russian ruble against local currencies—Armenian dram and Turkmenian manat (RUB 1,107 million).

Sundry operating expenses

        Consolidated sundry operating expenses for the year ended December 31, 2015, increased by RUB 7,633 million to RUB 4,427 million from income of RUB 3,235 million for the year ended December 31, 2014 and comprised 1.0% and (0.8)% as a percentage of consolidated revenue for the year ended December 31, 2015 and 2014. The effect of the growth of consolidated sundry operating expenses in the year ended December 31, 2105 was caused by the lack of gain from reentrance into Uzbekistan recognized in the year ended December 31, 2014 in the amount of RUB 6,734 million (1.6% of our revenues for the year ended December 31, 2014).

        Russia convergent sundry operating expenses for the year ended December 31, 2015, increased by 125% to RUB 4,385 million from RUB 1,948 million for the year ended December 31, 2014 and comprised 1.2% and 0.6% of Russia convergent revenues for the year ended December 31, 2015 and 2014, respectively. The increase of Russia convergent sundry operating expenses was mainly attributable to the growth in bad debt provision corresponding with increase in trade receivables.

        Moscow fixed line sundry operating income for the year ended December 31, 2015, increased by RUB 1,714 million to RUB 1,842 million from RUB 127 million for the year ended December 31, 2014. Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues increased to 4.6% for the year ended December 31, 2015, from 0.3% for the year ended December 31, 2014. The increase of Moscow fixed line sundry operating income as a percentage of Moscow fixed line revenues was mainly attributable to the increase of the compensation received for cable communication lines accidentally demolished by other entities and proceeds from sale of copper cable.

        Ukraine sundry operating expenses for the year ended December 31, 2015, decreased by 64.5% or RUB 3,165 million to RUB 1,743 million from RUB 4,908 million for the year ended December 31, 2014. Ukraine sundry operating expenses as a percentage of Ukraine revenues decreased to 6.2% for the year ended December 31, 2015, from 15.0% for the year ended December 31, 2014 due to reduction of impairment charges related to distressed Ukrainian banks to RUB 1,699 million in the year ended December 31, 2015 from RUB 5,138 million in the year ended December 31, 2014.

        Other countries and business activities sundry operating (income)/expenses for the year ended December 31, 2015, increased by RUB 10,113 million to RUB 102 million from RUB 10,011 million (income) for the year ended December 31, 2014. The effect of the growth of sundry operating expenses in the year ended December 31, 2105 was caused by the lack of gain from reentrance into Uzbekistan recognized in the year ended December 31, 2014 in the amount of RUB 6,734 million and recognized in the year ended December 31, 2015 impairment of goodwill in Armenia in the amount of RUB 3,516 million.

Selling, general and administrative expenses

        Consolidated selling, general and administrative expenses for the year ended December 31, 2015, increased by 1.2%, or RUB 1,027 million, to RUB 89,302 million from RUB 88,275 million for the year ended December 31, 2014. Salary expenses and related social contributions increased by RUB 3,483 million amounting to 9.4% of our revenues for the year ended December 31, 2015 compared to 9.0% of our revenues for the year ended December 31, 2014 due to rise of salaries, increase in number of employees and reentrance into Uzbekistan. Dealer commissions as a percentage of our revenues declined to 2.1% for the year ended December 31, 2015 compared to 2.6% for the year ended December 31, 2014 mainly due to focus on proprietary retail network after cessation of cooperation with Svyaznoy. Advertising and marketing expenses increased by 16.9%, or RUB 1,421 million, to RUB 9,831 million for the year ended December 31, 2015, from RUB 8,410 million for the year ended December 31, 2014 due to the growth of the number of advertising campaigns aided to promote new services and attract subscribers. Taxes other than income tax as a percentage of our revenues declined to 0.6% for the year ended December 31, 2015 compared to 1.4% for the year ended December 31, 2014 mainly due to reversal of tax reserves for uncertain tax positions in Russia and decreasing non-taxable expenses in Ukraine.

        Russia convergent selling, general and administrative expenses for the year ended December 31, 2015, decreased to RUB 63,873 million, or 17.8% of Russia convergent revenue, from RUB 65,299 million, or 19.2% of Russia convergent revenue, for the year ended December 31, 2014. Dealer commissions as a percentage of Russia convergent revenues declined to 2.2% for the year ended December 31, 2015, compared to 2.9% for the year ended December 31, 2014 mainly due to focus on proprietary retail network after cessation of cooperation with Svyaznoy. Advertising and marketing expenses as a percentage of Russia convergent revenues increases to 2.1% for the year ended December 31, 2015, compared to 1.9% for the year ended December 31, 2014 as a result of inflation, promotion of new services and efforts to increase customer base. Salary expenses and related social contributions increased by RUB 1,846 million amounting to 7.8% of our revenues for the year ended December 31, 2015 compared to 7.7% of our revenues for the year ended December 31, 2014 due to indexation of salaries and increase in number of employees. Taxes other than income tax as a percentage of our revenues declined to 0.1% for the year ended December 31, 2015 compared to 1.0% for the year ended December 31, 2014. The decrease relates to reserves for uncertain tax positions reversed in the year ended December 31, 2015.

        Moscow fixed line selling, general and administrative expenses for the year ended December 31, 2015, increased to RUB 7,294 million, or 18.4% of Moscow fixed line revenue, from RUB 6,809 million, or 16.7% of Moscow fixed line revenue, for the year ended December 31, 2014. The increase of RUB 916 million resulted from rise in salary expenses and related social contributions from RUB 3,257 million, or 8.0% of Moscow fixed line revenue, for the year ended December 31, 2014 to RUB 4,173 million, or 10.5% of Moscow fixed line revenue, for the year ended December 31, 2015 mainly due to indexation. The growth of salary and social contribution expenses was offset by the reduction of the security and logistics expenses by RUB 215 million due to the disposal of our subsidiary Rent Nedvizhimost.

        Ukraine selling, general and administrative expenses for the year ended December 31, 2015, decreased to RUB 5,210 million from RUB 5,773 million for the year ended December 31, 2014. Decrease related to selling, general and administrative expenses in Ukraine in the amount of RUB 807 million resulted from the depreciation of the Ukrainian hryvnia against the Russian ruble.

        Other countries and business activities selling, general and administrative expenses for the year ended December 31, 2015, increased by 24.5% to RUB 14,219 million from RUB 11,417 million for the year ended December 31, 2014. The increase of Other countries and business activities selling, general and administrative expenses was mainly attributable to the growth in selling, general and administrative expenses in Uzbekistan for RUB 1,809 million due to the expansion of our operations in the country in year ended December 31, 2015.

Depreciation and amortization expenses

        Consolidated depreciation and amortization of property, network equipment, customer base, license costs and other intangible assets for the year ended December 31, 2015, increased by 9.9% to RUB 82,473 million from RUB 75,021 million for the year ended December 31, 2014. The consolidated depreciation and amortization expenses grew as a result of our reentrance to Uzbekistan in September 2014 by RUB 4,342 million and due to growth of amortization charges for intangible assets of Russia convergent by RUB 3,109 million caused by renewal of our billing and other software.

        Russia convergent depreciation and amortization for the year ended December 31, 2015, increased by 6.3% to RUB 61,271 million from RUB 57,647 million for the year ended December 31, 2014 mainly due to growth of amortization charges for intangible assets caused by renewal of our billing and other software.

        Moscow fixed line depreciation and amortization for the year ended December 31, 2015 slightly increased by 1.4% and amounted to RUB 7,715 million as compared to RUB 7,609 million for the year ended December 31, 2014. The growth resulted from the continued development of GPON project.

        Ukraine depreciation and amortization for the year ended December 31, 2015, decreased by RUB 1,580 million to RUB 5,199 million from RUB 6,779 million for the year ended December 31, 2014. The decline of RUB 947 million is attributable to the depreciation of Ukrainian hryvnia against Russian ruble.

        Other countries and business activities depreciation and amortization for the year ended December 31, 2015, increased by RUB 5,308 million to RUB 8,366 million from RUB 3,058 million for the year ended December 31, 2014. The increase is mainly attributable to the reentrance into Uzbekistan in September 2014.

Operating profit

        Consolidated operating profit declined by RUB 17,843 million from RUB 105,702 million in the year ended December 31, 2014 to RUB 87,859 million in the year December 31, 2015 mainly due to decrease in operating profit of "Other countries and business activities" segment.

        Russia convergent operating profit for the year ended December 31, 2015, declined by 4.5% to RUB 82,408 million from RUB 86,315 million for the year ended December 31, 2014. Russia convergent operating profit also decreased as a percentage of Russia convergent revenues from 25.3% for the year ended December 31, 2014, to 23.0% for the year ended December 31, 2015, due to decline of Russia convergent gross margin to 59.1% for the year ended December 31, 2015 from 62.0% for the year ended December 31, 2014. The decline of the of Russia convergent gross margin resulted from lower margin on sale of goods due to aggressive pricing policy, inflationary rise of salaries and social contributions and growth of roaming expenses due to depreciation of Russian rubles against EUR and USD.

        Moscow fixed line operating profit for the year ended December 31, 2015, increased by 1.2% to RUB 13,737 million from RUB 13,568 million for the year ended December 31, 2014. Moscow fixed line operating profit grew as a percentage of Moscow fixed line revenues to 34.7% for the year ended December 31, 2015 from 33.2% million for the year ended December 31, 2014 due to increased compensation received for cable communication lines accidentally demolished by other entities and additional income from sale of copper cable.

        Ukraine operating profit for the year ended December 31, 2015, increased by 38.3% to RUB 4,715 million for the year, ended December 31, 2015 compared to RUB 3,409 million for the year ended December 31, 2014. Ukraine operating profit grew as a percentage of Ukraine revenues to 16.7% for the year ended December 31, 2015, from 10.4% for the year ended December 31, 2014. The increase of Ukraine operating profit was largely attributable to the reduction of provision for investment in distressed Ukrainian banks by RUB 3,440 million in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

        Other countries and business activities operating loss for the year ended December 31, 2015, amounted to RUB 12,919 million, while other countries and business activities' operating profit for the year ended December 31, 2014, was RUB 2,456 million. The increase in operating loss is mainly attributable to impairment of goodwill in Armenia in the amount of RUB 3,516 million and change in operating loss from renewed operations in Uzbekistan by RUB 5,466 million. In addition, in the year ended December, 31 2014 we recognized a one off gain from the reentrance into Uzbekistan in the amount of RUB 6,734 million, which had a positive effect on 2014 operating profit.

Currency exchange and transaction gains/losses

        Consolidated currency exchange and transaction loss for the year ended December 31, 2015, was RUB 6,213 million, compared to the loss of 17,911 million for the year ended December 31, 2014. We conduct our operations within the Russian Federation, Ukraine, Turkmenistan, Armenia and Uzbekistan, and we are therefore subject to currency fluctuations. The local currencies of these countries fluctuated significantly against the U.S. dollar and euro during the years ended December 31, 2015 and 2014, and the currency exchange and transaction gains/losses we incurred were primarily due to the translation effect of our U.S. dollar and euro-denominated debt and deposits as of December 31, 2015 and 2014. The decreases in losses recognized in the year ended December, 31 2015 as compared to those recorded in the year ended December, 31, 2014 were mainly due to deceleration of depreciation of the Russian ruble against U.S. dollar and euro during the year ended December 31, 2015.

Interest expense

        Consolidated interest expense for the year ended December 31, 2015, increased by RUB 9,369 million, or 54.3%, to RUB 26,630 million from RUB 17,260 million for the year ended December 31, 2014, primarily as a result of the increase in our total indebtedness.

Equity in net income of associates

        Non-operating share of the profit or loss of associates for the year ended December 31, 2015 decreased by RUB 2,757 million to a loss of RUB 3,781 million compared to a loss of RUB 6,538 million for the year ended December 31, 2014. The decrease results mainly from the impairment of investment in MTS Bank in the amount of RUB 3,225 million during the year ended December 31, 2014, compensated by a larger loss at MTS Bank in the year ended December 31, 2015.

Other expenses (income), net

        Consolidated other income for the year ended December 31, 2015 increased to RUB 56 million, as compared to the expenses of RUB 936 million for the year ended December 31, 2014 due to growth of the gain on sale of foreign currencies in the year ended December, 31 2015.

Provision for income taxes

        Consolidated provision for income taxes for the year ended December 31, 2015 decreased by 17.0% to RUB 13,269 million from RUB 15,985 million for the year ended December 31, 2014 mainly as a result of decrease in income before provision for income taxes, enhanced by a decrease in the effective tax rate. The effective tax rate decreased to 21.9% in the year ended December 31, 2015, from 23.7% in the year ended December 31, 2014 mainly as a result of decrease in earnings distributions from subsidiaries, partly offset by higher level of expenses not deductible for tax purposes (in particular, impairment of goodwill in Armenia) and higher contribution of UMS loss, taxed at lower rate.

Net loss/income attributable to the non-controlling interest

        Net loss attributable to the non-controlling interest for the year ended December 31, 2015 totaled to RUB 2,085 million compared to net income attributable to the non-controlling interest of RUB 190 million for the year ended December 31, 2014. The loss is mainly attributable to the non-controlling interest in the amount of RUB 2,834 million recognized in relation to UMS, our subsidiary in Uzbekistan.

Net income attributable to the Group

        Net income attributable to the Group for the year ended December 31, 2015, decreased by RUB 1,817 million, or 3.5%, to RUB 49,489 million, compared to RUB 51,306 million for the year ended December 31, 2014. Net income as a percentage of revenues was 11.5% in the year ended December 31, 2015, and 12.5% in the year ended December 31, 2014. Net income attributable to the Group for the year ended December 31, 2015, as compared to the year ended December 31, 2014, decreased primarily due the following factors: impairment of goodwill in Armenia (RUB 3,516 million), increased loss from operations in Uzbekistan (RUB 2,843 million), one-off gain from reentrance into Uzbekistan recognized in 2014 (RUB 6,734 million), higher finance cost (RUB 9,370 million) and increased depreciation and amortization expenses (RUB 3,110 million, net of Uzbekistan amount). Negative effects were partially offset by the lower amount of impairment of investments in distressed Ukrainian banks (RUB 3,440 million), decrease in currency exchange and translation loss (RUB 11,698 million), higher finance income (RUB 3,849 million), lower non-operating share of loss of associates (RUB 2,757 million, thereof RUB 3,225 million impairment of investment in MTS Bank recognized in 2014) and positive change in fair value of liability related to put option agreement in Armenia (RUB 1,273 million).

B.    Liquidity and Capital Resources

        Our borrowings consist of notes and bank loans. Since 2001, we have raised a total of $3.0 billion (RUB 92.8 billion at the date of transactions) through seven U.S. dollar-denominated unsecured bond offerings in the international capital markets, as well as ruble-denominated bonds totaling RUB 96 billion. Our bank loans consist of U.S. dollar-, euro-, Uzbek som-, Czech crown- and ruble- denominated borrowings totaling approximately RUB 234.0 billion as of December 31, 2015. We repaid approximately RUB 51.2 billion of indebtedness in 2015. As of December 31, 2015, the total amount available to us under our credit facilities amounted to RUB 70.5 billion. We had total indebtedness of approximately RUB 345.9 billion as of December 31, 2015, including capital lease obligations, compared to approximately RUB 290.0 billion as of December 31, 2014. Our total interest expense for the years ended December 31, 2014 and 2015, was RUB 17.3 billion and RUB 26.6 billion, net of amounts capitalized, respectively. See Note 16 to our audited consolidated financial statements for a description of our indebtedness.

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

        Our cash outlays for capital expenditures in 2014 and 2015 were RUB 91,929 million and RUB 106,537 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and build-out of our network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and build-out of our network. We expect our total capital expenditures in 2016 to be approximately 20% of our total 2015 revenue. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity), to maintain and modernize our mobile and fixed line networks, to develop our network in the regions and to continue with the roll out of LTE networks throughout Russia as well as the development of our proprietary retail chain in Russia. We expect that the development of LTE networks will be among our most significant capital expenditures and require considerable management resources. See "Item 4. Information on Our Company—B. Business Overview—Mobile Operations—Services Offered—3G Technology" for additional information. Our actual capital expenditures may vary significantly from our estimates.

        In December 2014 we acquired controlling interests in a number of mobile operators in certain regions of Russia (SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM) for cash payment of RUB 2,768 million and contingent consideration payable in 18 months of RUB 100 million at acquisition date. In December 2014, we increased our interest in MTS Bank from 26.3% to 27.0% through participation in an additional share issue of MTS Bank. In April 2014, we acquired a 10.82% stake in OZON Holdings Limited through the purchase of OZON Holdings Limited's additional share issuance amounting to USD 75 million (RUB 2,702 million). In January 2015, the Group acquired 89.5% of Navigation Information Systems from Sistema for RUB 44 million. In July and December 2015, we acquired 100% share in the holding company NVision Group from subsidiaries of Sistema for RUB 11.2 billion. In December 2015, the Group increased its share in Stream from 45% to 100% for RUB 1,650 million. In February 2016, we acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million.

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

        We expect to refinance our existing debt when it becomes due. For scheduled maturities of debt principal outstanding as of December 31, 2015 see Note 16 of our audited consolidated financial

statements.We generally use the proceeds from our financing activities for our corporate purposes and refinancing existing indebtedness.

        Sistema, which currently controls 51.46% of our total charter capital (53.46% excluding treasury shares) and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. Our shareholders approved semi-annual dividends for 2014 in the amount of RUB 12,812 million (including dividends on treasury shares in the amount of RUB 480.5 million). Our shareholders approved annual cash dividends for the year 2014 in the amount of RUB 40,419 million (including dividends on treasury shares in the amount of RUB 1,516 million), semi-annual dividends for 2015 in the amount of RUB 11,593 million (including dividends on treasury shares in the amount of RUB 434.8 million). Dividends payable to our shareholders as of December 31, 2015, amounted to RUB 32 million.

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

        As of December 31, 2015, our outstanding indebtedness consisted of the following notes and bank loans:

Notes

        As of December 31, 2015, our notes consisted of the following:

	Currency	Annual interest rate (actual rate at December 31, 2015)	Amount
MTS International Notes due 2020	USD	8.625%	42,238
MTS International Notes due 2023	USD	5.00%	33,908
MTS PJSC Notes due 2017	RUB	8.70%	9,990
MTS PJSC Notes due 2023	RUB	8.25%	9,971
MTS PJSC Notes due 2020	RUB	10.75%	2,110
MTS PJSC Notes due 2016	RUB	8.75%	1,788
MTS PJSC Notes due 2018	RUB	10.00%	6
MTS PJSC Notes due 2015 - 2016 (B series)	RUB	0.54%	11
MTS PJSC Notes due 2021 - 2022 (V series)	RUB	0.25%	12

Total notes			100,034
Less: current portion			(3,855)

Total notes, long-term			96,179

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2020	November 2016
MTS PJSC Notes due 2023	March 2018

        Subject to certain exceptions and qualifications, the indentures governing our U.S. dollar-denominated notes due 2020 contain covenants limiting our ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate or convey our properties and assets to another person, as well as our ability to sell or transfer any of our GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if we experience a change in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also prohibited from having any judgment, decree or order for payment of money in an amount of $15.0 million (RUB 1,093.2 million as of December 31, 2015) for MTS International Notes 2020 and $75.0 million (RUB 5,466.2 million as of December 31, 2015) for MTS International Notes due 2023 unsatisfied for more than 60 days without being appealed, discharged or waived. If we fail to comply with these and the other covenants contained in the indentures, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

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

        We were in compliance with all our note covenants as of December 31, 2015.

Bank loans

        As of December 31, 2015, our loans from banks and other financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2015)	December 31, 2015
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2016 - 2020	LIBOR + 1.15% (2.0%)	39,449
Citibank	2016 - 2024	LIBOR + 0.9% (1.75%)	17,511
Skandinavska Enskilda Banken AB	2016 - 2017	LIBOR + 0.23% - 1.8% (1.07% - 2.65%)	3,939

			60,899
EUR-denominated:
LBBW	2016 - 2017	EURIBOR + 1.52% (1.48%)	1,639
Credit Agricole Corporate Bank and BNP Paribas	2016 - 2018	EURIBOR + 1.65% (1.61%)	737
			2,376
RUB-denominated:
Sberbank(1)	2016 - 2021	8.45% - Central Bank key rate + 2.2% (13.2%)	154,660
Notes in REPO	2016	11.32%	10,003
Other	2016 - 2025	Various	1,409

			166,072
Other currencies:
Various financial institutions	2016	Various	4,693

			4,693
Total bank loans			234,040
Less: current portion			(49,282)

Total bank loans, long-term			184,758

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

        Our loans are subject to certain restrictive covenants, including, but not limited to, negative pledges, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries, maintain certain contracts or licenses, maintain assets of certain value and to maintain a certain level of deposits in accounts at our creditor banks. In addition, there are restrictions on the granting of loans and guarantees and the incurrence of debt the purpose of which is to facilitate us paying or making any dividend or other payment or distribution of any kind on or in respect of any of our shares or to undertake any form of capital reduction. Most of the loans also include an event of default involving an unsatisfied judgment against us in excess of $10.0 million (RUB 729 million as of December 31, 2015) for a period of over 60 consecutive calendar days. We were in compliance with our loan covenants as of December 31, 2015.

        The following table presents the aggregate scheduled maturities of debt principal outstanding as of December 31, 2015:

	Notes	Bank loans
Payments due in the year ending December 31,
2016	3,908	49,874
2017	10,000	49,637
2018	10,006	44,052
2019	—	42,682
2020	42,339	25,866
Thereafter	34,016	23,837
Total	100,269	235,948
Less: unamortized debt issuance costs	(235)	(1,908)
Total debt	100,034	234,040

        In addition, we had capital lease obligations in the amount of RUB 11,795 million and RUB 9,395 million as of December 31, 2015 and 2014, respectively. The terms of our material debt obligations are described in Note 16 to our audited consolidated financial statements.

        Subsequent to December 31, 2015, we repaid approximately RUB 19,086 million (based on USD and euro exchange rates as of the payment dates) in short-term indebtedness.

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

Consolidated Cash Flow Summary

        A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Years ended December,
	2014	2015
	(amounts in million RUB)
Cash flows from:
Net cash provided by operating activities	158,979	144,088
Net cash used in investing activities	(105,008)	(145,356)
Net cash used in financing activities	(33,212)	(27,595)
Effect of exchange rate changes on cash and cash equivalents	10,195	761

Net increase/(decrease) in cash and cash equivalents	30,954	(28,102)

Cash outlays for:
Capital expenditures(1)	(91,929)	(106,537)
Acquisition of subsidiaries, net of cash acquired	(2,755)	—
Cash payments for the acquisition of subsidiaries under common control and non-controlling interests	(26)	(9,501)
Cash inflow from sale of subsidiaries under common control	—	4,625

(1)
Includes acquisitions of property, plant and equipment and intangible assets

        For the year, ended December 31, 2015, net cash provided by operating activities totaled to RUB 144,088 million, a decrease of 9.4% from the year ended December 31, 2014. The decrease resulted mainly from the increase in the amount of interest paid (by RUB 8,613 million), higher inventory purchases (by RUB 6,729 million) as well as changes in timing of settlements with customers and suppliers.

        Net cash used in investing activities in the year ended December 31, 2015 was RUB 145,356 million, an increase of 38.4% from the year ended December 31, 2014. Net cash used on purchases of property, plant and equipment and intangible assets in the year ended December 31, 2015 increased by RUB 14,608 million (thereof due to acquisition of 3G and 4G licenses in Russia and Ukraine in the amount of RUB 10,426 million). In 2015, the cash outflow relating to short term and other investments in the form of deposits and loans totaled to RUB 41,807 million, compared to cash outflow of RUB 3,176 million for 2014 (effect year on year increase in cash flow from investing activities RUB 38,631 million). Cash spent in 2014 on the acquisition of subsidiaries, amounted to RUB 2,755 million, no subsidiaries from third parties were acquired in 2015. Investments in associates decreased by RUB 7,767 million to RUB 200 thousand for the year ended December 31, 2015, from RUB 7,767 million for the year ended December, 2014 (in 2014 we acquired share in OZON for RUB 2,702 million and invested additional RUB 4,905 million in MTS Bank). In addition, in 2015 we increased cash inflow from sale of property, plant and equipment and assets held for sale by RUB 2,370 million through sale of assets of MTS Ukraine in Crimea and copper cable by MGTS.

        Net cash used in financing activities in the year ended December 31, 2015 was RUB 27,595 million, compared to RUB 33,212 million used in the year ended December 31, 2014. The decrease was mainly attributable to the lower amount of debt and notes repayment (decrease in the amount of RUB 12,238 million) offset by higher cash outflow related to purchases/sales of subsidiaries under common control (increase in the amount of RUB 5,329 million). Major cash flows under such transactions related to acquisition of NVision Group (RUB 10,181 million) and to sale of Business- and Rent Nedvizhimost to Sistema (RUB 4,281 million). In addition, our proceeds from issue of notes and loans decreased by RUB 6,014 million in comparison with 2014, however we received RUB 6,706 million as a collateral payment related to cross-currency swap agreement with Barclay.

Liquidity

        As of December 31, 2015, we had total cash and cash equivalents of RUB 33,464 million (RUB 9,646 million in rubles, RUB 12,532 million in U.S. dollars, RUB 4,937 million in euros, RUB 4,481 million in Ukrainian hryvnias, RUB 778 million in Turkmenistan manat, RUB 628 million in Uzbek som and RUB 462 million in other currencies). In addition, as of December 31, 2015, we had short-term investments of RUB 49,840 million, mostly in form of deposits in various banks as well as loan receivables. We also had RUB 70,526 million available under existing credit facilities as of December 31, 2015. For a description of our outstanding external financing, see Note 16 to our audited consolidated financial statements.

        As of December 31, 2015, we had a working capital surplus of RUB 1,107 million compared to a surplus of RUB 1,673 million as of December 31, 2014. The decrease in working capital surplus was mainly attributable to decline in cash and cash equivalents by RUB 27,946 million and increase in current borrowings by RUB 12,285 million offset by increase in short-term investments by RUB 39,898 million. We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital, together with our plans for external financing, will provide us with sufficient funds for our present requirements.

        Russian law requires that dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company's net assets is not less than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income under Russian accounting standards for the years ended December 31, 2014 and 2015 that was distributable under Russian legislation amounted to RUB 28,372 million and RUB 6,688 million, respectively.

Credit Rating Discussion

        Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing, and credit rating downgrades may require us to prepay certain loans. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry and the strategy, activity and/or credit rating of Sistema. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our securities."

Critical Accounting Policies

        Please refer to note 2 in our audited consolidated financial statements included elsewhere in this document.

Recent Accounting Pronouncements

        Please refer to note 2 in our audited consolidated financial statements included elsewhere in this document.

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

Sales

        In 2015, our revenues in Russia increased by 4.4% and in Ukraine decreased by 14.1%. Our mobile subscriber base increased to 102.5 million subscribers as of December 31, 2015 from 98.9 million subscribers as of December 31, 2014. We expect our consolidated subscriber base to remain stable in 2016 as a result of continued marketing and advertising activity. We anticipate our consolidated revenues will increase in 2016 mainly based on growth in data usage, the development of our broadband business in the regions and growth in sales of handsets and accessories.

        Average monthly service revenue per subscriber in Russia remained relatively stable and amounted to RUB 325.7 for the year ended December 31, 2015 as compared to RUB 338.2 for the year ended December 31, 2014. Average monthly minutes of use per subscriber in Russia increased to 381 minutes in 2015 from 372 minutes in 2014 mainly due to decrease in tariffs for on-net traffic and various roaming-related offers. We expect average monthly service revenue per subscriber in Russia to remain stable in 2016 as we plan to decrease prices and stimulate growth in usage of data services. We also believe that average monthly minutes of use per subscriber will remain stable with an increase in megabytes of use per subscriber due to our efforts aimed at stimulating data usage and on-net traffic.

        In Ukraine, our subscriber base increased to approximately 20.4 million subscribers as of December 31, 2015, from 20.2 million subscribers as of December 31, 2014. The launch of 3G services under the Vodafone brand in Ukraine was the most significant event in 2015. In 2016, we expect revenues to remain stable under the impact of the weaker macroeconomic environment.

        Our subscriber base in Armenia remained stable and amounted to 2.1 million subscribers in 2015. The average monthly service revenue per subscriber in Armenia decreased to 2,706 dram (RUB 343) from 2,993 dram (RUB 275). We expect the average monthly service revenue per subscriber in Armenia to decline mainly due to the growth of competition in these markets which may, in turn, lead to decreasing tariffs, the addition of lower-value mass market subscribers and macroeconomic trends calling for "save mode."

        Our primary operating license in Turkmenistan was resumed, and all of our operations in the country fully recommenced since October 1, 2012. Our subscriber base in Turkmenistan decreased to 1.6 million subscribers as of December 31, 2015 from 1.7 million subscribers as of December 31, 2014. We expect our subscriber base and revenues to remain stable in 2016.

        After reentrance we started operations in Uzbekistan in December 2014. Our subscriber base in Uzbekistan developed rapidly, increased to approximately 1.1 million subscribers as of December 31, 2015 from 0.2 million subscribers as of December 31, 2014. We expect our subscriber base and revenues to increase and our market position to enhance in 2016.

        Russia and Ukraine are the two largest markets for us, both in terms of subscribers and revenue. In 2015, the underlying developments within these markets remained generally positive and included high mobile penetration, strong demand for mobile services, generally positive usage trends and increased consumption of data services and value-added services. We expect growth of business activity in Russia to continue throughout 2016. We also expect that the stabilizing of the political situation in Ukraine will allow us to retain our operating indicators.

        We expect a challenging operating environment in 2016 due to continued macroeconomic and market volatility in the countries where we operate, increasing competition and significant changes in the mobile retail market in Russia. We also experienced significant exchange rate volatility and depreciation of local currencies in the countries where we operate against the U.S. dollar. The volatility and devaluation of local currencies against the U.S. dollar and/or euro may adversely affect our costs, including our non-cash foreign exchange loss due to the translation of our U.S. dollar- and euro-denominated debt. For further information on these risks, see "—A. Operating Results—Certain Factors Affecting our Financial Position and Results of Operations—Currency Fluctuations," and "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Inflation could increase our costs and adversely affect our results of operations."

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

        The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. Our churn rate in Russia slightly decreased to 39.6% during the year ended December 31, 2015, as compared to 41.1% for the year ended December 31, 2014, due to growth in the number of new connections. We continued to offer our popular tariff plans "Super MTS" (free calls to all subscribers of MTS Russia) and "Smart" (integrated voice and data bundles), updated options for unlimited mobile Internet, further improved network quality and enhanced data rate through the expansion of our 3G and LTE capabilities. We expect that the extension of the MTS-Bonus loyalty program and further development of our mono-brand retail network will allow us to keep churn rate under control in 2016, stimulate data usage and promote subscriber loyalty through superior customer service.

        The churn rate in Ukraine decreased to 24.5% for the year ended December 31, 2015, from 34.2% for the year ended December 31, 2014 due to the launch of 3G services at the territory of Ukraine and partnership with Vodafone. In 2016, we expect subscriber loyalty to grow due to the launch of 3G-enabled data services with the support of our brand partnership with Vodafone.

E.    Off-balance Sheet Arrangements

        We believe that our existing off-balance sheet arrangements do not have and are not reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under derivative contracts

        We regularly enter into fixed -to-variable interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments qualify for cash flow hedge accounting under IFRS requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective hedges. Interest rate swap contracts outstanding December 31, 2015 mature in 2018 and 2020.

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

F.     Tabular Disclosure of Contractual Obligations

        We have various contractual obligations and commercial commitments to make future payments, including debt agreements, capital lease obligations (including interest) and certain committed obligations. The following table summarizes our future obligations under these contracts due by the periods indicated as of December 31, 2015:

	Payments due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(amounts in millions of RUB)
Contractual Obligations:(1)
Long-Term Principal Debt Obligations	53,782	113,695	110,887	57,852	336,216
Interest Payments(2)	25,350	38,467	21,595	7,665	93,077
Capital Lease Obligations	1,366	3,089	3,154	11,022	18,631
Operating Lease Obligations	6,111	1,189	546	1,182	9,028
Purchase Obligations(3)	25,657	8,488	27	1	34,174
Provision for decommissioning and restoration	—	—	—	1,459	1,459

Retirement and post-retirement obligation	162	197	114	633	1,106

Payments related to business acquisitions	115	—	—	—	115

Uncertain Income Tax Position	551	—	—	—	551

Total	113,094	165,125	136,323	79,814	494,357

(1)
Debt payments could be accelerated upon violation of covenants in our debt agreements.

(2)
(Interest payments are calculated based on indebtedness as of December 31, 2015, scheduled maturities for the debt and interest rates effective as of December 31, 2015. We calculate interest payments on ruble-denominated notes until the dates of their respective put options, as described in Note 16 to our audited consolidated financial statements. Payments under interest rate swap agreements are excluded from the table as their amount and timing cannot be reasonably estimated.

(3)
Includes future payments under purchase agreements to acquire property, plant and equipment, intangible assets, costs related thereto, inventory and services. We plan to finance our capital commitments through operating cash flow and additional borrowings.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Key Biographies

        Our directors and executive officers, their dates of birth and positions as of the date of this document were as follows:

Name	Year of Birth	Position
Ron Sommer	1949	Chairman of the Board of Directors, Non-Executive Director
Vsevolod Rozanov	1971	Non-Executive Director
Stanley P. Miller(1)(2)	1958	Non-Executive Independent Director
Alexander E. Gorbunov	1967	Non-Executive Director
Michel Combes(1)(2)	1962	Non-Executive Independent Director
Thomas Holtrop(1)(2)	1954	Non-Executive Independent Director
Regina von Flemming	1965	Non-Executive Independent Director
Mikhail V. Shamolin	1970	Non-Executive Director
Andrey A. Dubovskov(3)	1966	Executive Director, President and Chief Executive Officer ("CEO")
Alexey V. Kornya(3)(4)	1975	Vice President—Member of Management Board—Chief Financial Officer ("CFO")
Andrey E. Ushatskiy(3)	1974	Vice President—Member of Management Board—Chief Technology and Information Officer
Vasil I. Latsanych(3)	1972	Vice President—Member of Management Board—Marketing
Ruslan S. Ibragimov(3)(4)	1963	Vice President—Member of Management Board—Corporate and Legal Matters
Vadim E. Savchenko(3)	1974	Vice President—Member of Management Board—Sales and Customer Service
Ivan A. Gaychenya	1967	Vice President—Corporate Security and Regime
Mikhail A. Arkhipov(3)	1982	Vice President—Member of Management Board—HR
Andrey G. Smelkov(3)	1976	Vice President—Member of Management Board—Director of "MTS Foreign Subsidiaries" Business Unit
Valery V. Shorzhin(3)	1963	Vice-President—Member of Management Board—Procurement Management and Administrative Matters
Kirill A. Dmitriev(3)	1978	Member of Management Board—Head of Moscow Macro-region

(1)
Member of the Remuneration and Nomination Committee.

(2)
Member of Audit Committee.

(3)
Member of Management Board.

(4)
Member of Disclosure Committee.

        Ron Sommer has served as Chairman of our Board of Directors since June 2009. He also was the Chairman of our Strategy Committee until 2013 and then served as a member of the Strategy Committee until 2015. He is now the Chairman of the Strategy Committee and a member of the Budget Committee. Mr. Sommer is also the Chairman of the Supervisory Board of MTS Ukraine. He is also a member of the Board of Directors of Tata Consultancy Services and a member of the Supervisory Board of Munich Reinsurance. Mr. Sommer has served as First Vice President—Head of Telecommunications Assets Operating Unit of Sistema from May 2009 until 2011. He served as a member of the Board of Directors of Sistema from 2005 until 2012 and he served as Chairman of the Board of Directors of various Sistema—affiliated companies. Mr. Sommer was a Chairman of the Board of Directors of SSTL until 2015. He was also a member of the International Advisory Board of The Blackstone Group until 2012. In 2009, he served as Chairman of the Board of Directors of Comstar. Between May 1995 and July 2002, he was CEO of Deutsche Telekom AG. From 1980 to 1995, he held a number of positions with Sony Corporation, including as CEO of Sony Deutschland, COO of Sony Corporation of America and COO of Sony Europe.

        Vsevolod Rozanov has served as one of our Directors since June 2012, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He is also the Chairman of our Budget Committee. Until 2015 he was a member of the Corporate Conduct and Ethics Committee (renamed Corporate Governance Committee on February 25, 2015) and now he is the Chairman of the Corporate Governance Committee. Since 2013 he serves as the Vice President—Head of Finance and Investments Complex in Sistema. Currently he is also a member of "RTI" OJSC and EAST-WEST UNITED BANK S.A. Boards of Directors. Since 2014 until 2015 he was a member of "SG-Trans" CJSC and "Landshaft" CJSC' Boards of Directors and the Chairman of the Board of Directors in "DIK" LLC. Since 2014 until 2015 Mr. Rozanov was also a member of and since 2015 is the Chairman of the Board of Directors of MTS Bank. From 2008 until 2013 he served as the president of SSTL and since 2015 serves as the Deputy Chairman of the SSTL's Board of Directors. From 2006 until 2008 served as Vice President and Chief Financial Officer of MTS. In 2004 he was appointed Deputy General Director for Economics and Finance of Comstar UTS, coordinating the preparation of the company's IPO on the London Stock Exchange. From 2002 until 2004 served as Deputy General Director and Chief Financial Officer of MTU-Inform. From 1993 until 2001 held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

        Stanley P. Miller has served as one of our Directors since June 24, 2010. He also is the Chairman of our Remuneration and Appointment Committee, and a member of our Audit Committee, Strategy Committee, the Special Committee and Budget Committee. From 1998 to 2010, Mr. Miller served as CEO at KPN, Netherlands (since 2005, KPN Mobile International). From 2006 to 2010, he served as CEO and Chairman of the Supervisory Board at E-Plus, a subsidiary of KPN and the third largest provider of mobile telephony services in Germany. From 2001 to 2010, Mr. Miller was CEO and Chairman of the Board at BASE, Belgium, a subsidiary of KPN and the third largest provider of mobile telephony services in Belgium operating under the Simyo and Ortel Mobile brands. From 1998 to 2010, he served as a member of the Board of Directors of Hutchison 3G UK Ltd, IP Global Net NV and VESTA Technologies. Mr. Miller also serves as the Chairman of the Board of Directors of AINMT (AB) Sweden, and Arrow Creek Investments 75 (PTY) LTD South Africa.

        Alexander E. Gorbunov has served as one of our Directors since February 2013, and in 2015 he was elected as the Deputy Chairman of the Board of Directors. He also is a member of our Strategy Committee and Budget Committee. In addition, Mr. Gorbunov serves on the Board of Directors of various other companies such as SSTL and OZON Holdings Limited, he is also serves as Vice-President managing telecom assets of Sistema. From 2010 until 2011, Mr. Gorbunov served as Executive Vice President for development of telecommunication assets at Basic Assets Business Unit of Sistema and from 2011 until 2015—as Executive Vice-President. From 2006 until 2010, he served as

Vice President for Strategy and Development at Comstar. Prior to that, from 2005 to 2006, Mr. Gorbunov headed Corporate Development Department at Sistema.

        Michel Combes has served as one of our Directors since February 2013. He also is a member of the Remuneration and Appointment Committee, Audit Committee and Special Committee. Currently he serves as Non-executive director of HDL Development, Chief Operating Officer of ALTICE and the Chairman of the Board of Directors and CEO ad intérim SFR-Numericable. Until 2015 Mr. Combes served as Chief Executive Officer of Alcatel-Lucent SA and a non-executive director and member of Audit Committee of ALTICE. Mr. Combes also served as Chairman of the Supervisory Board at Assystem until 2014 and as Non-Executive Director and a member of the Board of Directors of ISS until 2013. From 2008 until 2012, he served as Main Executive Director for Europe at Vodafone London and as Non-Executive Director at Vodafone PLC. From 2006 to 2008, Mr. Combes served as Main Executive Director at Telediffusion de France. Prior to that, from 2003 to 2006, he served as Senior Vice President and Financial Director at France telecom. Mr. Combes has also served as a Director of Vodafone, Weather (Orascom Wind), Atari, TDF, Eurotunnel, Atos and Procapital.

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

        Regina von Flemming has served as one of our Directors since June 2015. Ms. von Flemming served as the CEO and Publisher of Axel Springer Russia from 2009 to 2015. Prior to that, she was the founder and owner of Flemming & Partner GmbH Berlin—Moscow, a consultancy providing services in the areas of crisis management, start up, interim management and restructuring, interim CEO in Russia mainly for German and Russian entities. From 2000 to 2003, she worked as Vice President of the "US Russia Investment Fund" at Delta Capital, one of the first private equity funds in Russia. Prior to joining Delta Capital, she held various management roles in German companies.

        Mikhail V. Shamolin has served as one of our Directors since June 2015, and earlier since October 2008 till March 2011. Since March 2011, Mr. Shamolin has also served as President and Chairman of Management Board of Sistema. He served as our President and Chief Executive Officer from May 2008 to March 2011. Mr. Shamolin has served on the board of the GSM Association since July 2008. From August 2006 to May 2008, Mr. Shamolin served as our Vice President—Director of MTS Russia Business Unit. From July 2005 to August 2006, he served as our Vice President—Sales and Customer Service. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co.

        Andrey A. Dubovskov has served as our President and CEO since March 2011. Mr. Dubovskov also serves as as a member of the Board of Directors at Sistema, the Chairman of the Board of Directors of RTK, a member of Supervisory Board of MTS-Ukraine and as a Deputy Chairman of the Board of Directors of MTS-Belarus, all since 2015. He has served as a member of the Board of Directors at SSTL since 2014 and the Chairman of the Board of Directors at MGTS since 2012. Since June 2011 he has also served as our President and a member of our Corporate Governance Committee, Strategy Committee. Since 2011 he has also served as a member of the Board of Directors at MTS-Belarus and International Cell Holding LTD. From April 2008 to March 2011, he served as the General Director of MTS Ukraine. From March 2006 to December 2007, Mr. Dubovskov served as Director of Ural Macro-region. From January 2004 to March 2006, he served as the Director of one of our subsidiaries in

Nizhniy Novgorod. Prior to joining us, Mr. Dubovskov served as the General Director of various telecommunications companies from 1998 to 2002.

        Alexey V. Kornya has served as our Vice President—CFO since June 2010. Prior to that, he served as our Acting Vice President—Finance and Investments from August 2008. Mr. Kornya serves as our Chief Financial Officer and is the Chairman of our Disclosure Committee and a member of the Budget Committee. He is a member of the Board of Directors of RTC, a member of the Board of Directors of MTS Bank and a member of the Board of Directors of SOOO CJSC. He is also a member of the Supervisory Board at MTS Ukraine. From March 2007 to December 2008, he served as our Chief Financial Controller. He served as our Financial Planning and Analysis Director from November 2004 to March 2007 and as CFO of our Urals Macro-region branch from July 2004 to November 2004.

        Andrey E. Ushatsky has served as our Vice President—Chief Technology and Information Officer since April 2014. Prior to that Mr. Ushatsky has served as our Vice President—Chief Technology Officer since April 2009. Mr. Ushatsky joined us in 1996 and has served in various technology-related positions, most recently as the Deputy Head of MTS Russia for Technology.

        Vasil I. Latsanych has served as our Vice President—Marketing since September 2011. He served as Acting Head—MTS Ukraine since March 2011 until September 2011. From October 2007 to March 2011, Mr. Latsanych served as Marketing Director of MTS Ukraine. Prior to joining us, Mr. Latsanych served as Marketing Director at Coca-Cola Bottlers Siberia and Coca-Cola Krasnoyarsk. From 1996 to 2001, Mr. Latsanych held various management positions at Coca-Cola Amatil Ukraine Ltd and Coca-Cola Beverages Ukraine.

        Ruslan S. Ibragimov has served as our Vice President—Corporate and Legal Matters since January 2008. Since 2015 he is also a member of our Corporate Governance Committee. From February 2007 to January 2008, Mr. Ibragimov served as our Director—Chief Legal Counsel. He joined us in June 2006 and initially served as the Director for legal matters, as well as headed our Legal Department. Prior to joining us, Mr. Ibragimov was a member of the law firm Ibragimov, Kagan and Partners from July 2002 to June 2006. From 1997 to 2002, he served as Deputy General Director and Senior Partner at RSM Top-Audit, a tax and legal consulting firm. From 1992 to 1996, Mr. Ibragimov headed legal departments at various commercial banks.

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

        Ivan A. Gaychenya was appointed MTS Vice President for Corporate Security and Regime in December 2015. Prior to joining MTS, from 2011 to 2015, Mr. Gaychenya has served as Director for Security of PJSC "Russian Grids" and PJSC "FSK UES. "Prior to that, from 1995 to 2011, he has served in the military and state security forces of Russian Federation, holding operational and executive positions.

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

        Valery V. Shorzhin has served as Vice President-Procurement Management and Administrative Matters, Member of the Management Board since March 2014. Prior to that he served at MTS as Director-Procurement Management since 2011. He had also been a Member of the MTS Management Board between 2009 and 2010. From 2008 to 2011, he served as Director of Information Technology. Prior to joining MTS, Mr. Shorzhin held the positions of Technical Director and Director for IT and Information Management of Farlep-Invest in Ukraine from December 2006. From 1996 to 2006, he held various information technology management positions at Sovintel.

        Kirill A. Dmitriev has served as Member of Management Board- Head of Moscow Macro-region since April 2014. Prior to that he has served as Director of North-West Macro-region since 2011. Mr. Dmitriev joined MTS in 2009 as Director of Western branch of MTS Ukraine. Prior to joining MTS he served at various management positions at Baltic Beverages Holding Ukraine.

        All members of our Board of Directors were elected at the annual shareholders' meeting on June 25, 2015 and will serve until their terms expire at the next annual shareholders' meeting, which will take place on June 23, 2016. The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.    Compensation of Directors and Senior Management

        Our officers and directors were paid during 2015 an aggregate amount of approximately RUB 855 million (net of taxes) for services in all capacities provided to us; this amount comprised RUB 474 million in base salaries and RUB 381 million in bonuses paid pursuant to a bonus plan and in other monetary compensations for the management and directors. Bonuses are awarded annually based on our financial performance.

        Our management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued in 2015 amounted to RUB 175 million. For additional information, see Note 2 to our audited consolidated financial statements.

        In 2009, we amended our Regulation on Remuneration and Compensation of the Members of the Board of Directors to provide that only independent non-executive directors receive compensation. Members of the Board of Directors who are independent non-executive directors receive annual base compensation of $250,000 (RUB 18 million) or $275,000 (RUB 20 million) in the case of an independent non-executive director who serves as Chairman of the Board of Directors.

        Independent non-executive directors who also serve on Board committees receive additional compensation as follows. Members of the Strategy Committee, Remuneration and Nomination Committee, Audit Committee and Committee for Corporate Conduct and Ethics receive additional annual compensation of $15,000 (RUB 1.1 million), and a director serving as Chairman of the foregoing committees receives additional annual compensation of $25,000 (RUB 1.8 million). Members of special committees of the Board of Directors, which are committees established for undertaking preliminary consideration and making recommendations to the full Board in relation to certain assigned matters, receive additional annual compensation of $20,000 (RUB 1.5 million), and a director serving as Chairman of a special committee receives additional annual compensation of $25,000 (RUB 1.8 million). Members of all other Board committees receive additional annual compensation of $5,000 (RUB 0.4 million) and a director serving as Chairman of any other Board committee receives additional annual compensation of $10,000 (RUB 0.7 million).

        Independent non-executive members of the Board of Directors are also eligible for an annual bonus of up to a maximum of $200,000 (RUB 15 million) based on our performance and average ADS price over a specified period.

        The aggregate amount of compensation received by an independent non-executive director (including annual base compensation, bonus and additional compensation for serving as a Board committee member) should not exceed $500,000 (RUB 36 million). In the event of early termination of a director, such director receives a pro rata share of the base, committee and bonus compensation based on the amount of time the director served on our Board.

        We provide all of our directors with professional liability insurance and reimburse them for all documented expenses incurred in connection with their attendance at Board meetings and other expenses of up to $200,000 (RUB 15 million).

C.    Board Practices

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders' meeting using a cumulative voting system. Directors are typically elected by the annual meeting of shareholders for one year until the next annual meeting of shareholders and may be re-elected an unlimited number of times. The Joint Stock Companies Law requires that companies with more than 10,000 holders of voting shares have a board of directors consisting of not less than nine members. Our Board of Directors currently consists of nine members. The Board of Directors has the authority to make overall management decisions for us, except those matters reserved to the shareholders. Planned meetings of the Board of Directors shall be held periodically when needed, but at least 2 (two) times a quarter. See "—B. Compensation of Directors and Senior Management" for a description of the compensations for the members of our Board of Directors.

Audit Committee

        Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Thomas Holtrop, Stanley Miller and Michel Combes, all of whom are independent members of the Board of Directors. Mr. Thomas Holtrop serves as the Chairman of the Audit Committee. The Audit Committee is primarily responsible for the integrity of our financial statements; overseeing our internal control system; overseeing our accounting and financial reporting processes and the internal and external audits of our financial statements; recommending the appointment and compensation of the independent auditors to the Board of Directors; overseeing the performance of the auditors; reviewing issues raised by the auditors, management and/or Board of Directors and, as required, making recommendations to the Board of Directors; resolving matters arising during the course of audits; and since February 25, 2015 exercises functions related to ethics matters.

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

        The President is the Chairman of the Management Board. Currently our Management Board consists of 10 members.

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

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders at annual meetings of shareholders. A director may not simultaneously be a member of the Review Commission. As of the date of this document, our Review Commission has three members:

  •
  Irina R. Borisenkova, who holds the position of Chief Accountant—Managing Director, Finance and Investment Complex, Sistema;

  •
  Maxim A. Mamonov, who holds the position of Director for internal control and audit of MTS; and

  •
  Panarin G. Anatoly, who holds the position of head of planning at Sistema JSFC.

        The members of our Review Commission serve until their terms expire at the next annual shareholders' meeting, which will take place in June 2016.

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

D.    Employees

        At December 31, 2015, we had 71,277 employees. Of our 64,952 employees in Russia, we estimate that 576 were executives; 15,908 were technical and maintenance employees; 38,045 were sales, marketing and customer service staff; and 10,423 were administration and finance staff. In addition, of the 64,952 employees in Russia, we estimate that 23,359 were employed in our retail unit.

        As of December 31, 2015, 2,942 of our employees worked in Ukraine. Of these employees, we estimate that 15 were executives; 865 were technical and maintenance employees; 1,333 were sales, marketing and customer service staff; and 729 were administration and finance staff.

        As of December 31, 2015, 711 of our employees worked in Turkmenistan. Of these employees, we estimate that 18 were executives; 160 were technical and maintenance employees; 370 were sales, marketing and customer service staff; and 163 were administration and finance staff.

        As of December 31, 2015, 1,170 of our employees worked in Armenia. Of these employees, we estimate that 10 were executives; 151 were technical and maintenance employees; 627 were sales, marketing and customer service staff; and 382 were administration and finance staff.

        As of December 31, 2015, 1,074 of our employees worked in Uzbekistan. Of these employees, we estimate that 13 were executives; 331 were technical and maintenance employees; 342 were sales, marketing and customer service staff; and 388 were administration and finance staff.

        As of December 31, 2015, 427 of our employees worked in other countries, such as Czech Republic, Belorus and Kazakhstan (employees of NVision Group subsidiaries). Of these employees, we estimate that 17 were executives; 358 were technical and maintenance employees; 6 were sales, marketing and customer service staff; and 47 were administration and finance staff.

        The following chart sets forth the number of our employees at December 31, 2014 and 2015:

	Years ended December 31
	2014	2015
Russia	61,308	64,952
Ukraine	2,910	2,942
Uzbekistan	770	1,074
Turkmenistan	682	711
Armenia	1,200	1,170
Other	—	427

Total	66,870	71,276

        Our employees are not unionized, except for 3,889 employees of MGTS, who are members of trade unions. We have not experienced any work stoppages and we consider our relations with employees to be strong.

E.    Share Ownership

        As of April 1, 2016, our directors, senior management and employees owned less than 1% of our outstanding common stock.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of April 1, 2016, by our current directors and executive officers. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2016
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	202,410	0.01018%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	19,824	0.00100%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	14,000	0.00070%
Vsevolod V Rozanov, Non-Executive Director	72,792	0.00366%
Vadim E. Savchenko, Vice President—Sales and Customer Service	29,220	0.00147%
Mikhail A. Arkhipov, Vice President—HR	10,000	0.00050%

Total	348,246	0.01751%

(1)
Percentage of beneficial ownership of each named director and executive officer is based on 1,988,892,398 ordinary shares outstanding as of April 1, 2016.

        Our management are entitled to remuneration in the form of options granted to them for MTS ordinary shares, which will expire in a weighted average term of approximately 1.5 years. The transfer of such shares is probable and is subject to certain employment conditions. In 2015, options related compensation accrued in the amount of RUB 79 million.

        The following table sets forth information with respect to our ordinary shares in the form of share options granted to our current directors and executive officers as of April 1, 2016. All shares of common stock have the same voting rights.

	Number of ordinary shares as of April 1, 2016
Directors and Executive officers	Number	%(1)
Andrey A. Dubovskov, Executive Director, President and CEO	401,588	0,02019%
Alexey V. Kornya, Vice President—Chief Financial Officer	198,786	0,00999%
Ruslan S. Ibragimov, Vice President—Corporate and Legal Matters	127,680	0,00642%
Andrey E. Ushatsky, Vice President—Chief Technology and Information Officer	145,780	0,00733%
Vadim E. Savchenko, Vice President—Sales and Customer Service	170,895	0,00859%
Vasil I. Latsanych, Vice President—Marketing	184,989	0,00930%
Valery V. Shorzhin, Vice-President—Procurement Management and Administrative Matters	123,512	0,00621%
Mikhail A. Arkhipov, Vice President—HR	98,371	0,00495%
Kirill A. Dmitriev, Head of Moscow Macro-region	83,606	0,00420%
Andrey G. Smelkov, Vice President—Director of "MTS Foreign Subsidiaries" Business Unit	82,780	0,00416%
Ralph S. Yirikian, General Director of MTS Armenia	179,199	0,00901%
Andrey V. Ershov, General Director of MGTS	116,290	0,00585%
Dmitriy G. Nagorniy, General Director of UMS	33,349	0,00168%
Ron Sommer, Chairman of the Board, Non-Executive Director	173,851	0,00874%

Total	2,120,676	0,10662%

(1)
Percentage of ordinary shares in the form of share options granted to each named director and executive officer is based on 1,988,892,398 ordinary shares outstanding as of April 1, 2016.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth, as of April 1, 2016, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of April 1, 2016
Name	Number	Percentage
Sistema(1)	636,224,752	31.99%
Sistema Finance S.A.	206,643,900	10.39%
STA(2)	220,467,234	11.08%
ADS holders(3)	709,401,170	35.67%
Other Public Float (including our directors and executive officers)(4)	216,155,342	10.87%

Total(5)	1,988,892,398	100.0%

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

(3)
As of April 1, 2016, the total number of ADSs outstanding (including 33,997,667 ADSs held by us., which are excluded from the table above) was 388,698,252, representing underlying ownership of 777,396,505 shares, or approximately 39.1% of our outstanding common stock. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is Sberbank of Russia.

(4)
We believe that our directors and executive officers as a group own less than 1% of our shares.

(5)
Excludes treasury shares, as described below.

        As a result of our merger with Comstar, our subsidiary, MGTS, owned 9,496,163 of our ordinary shares as of April 1, 2016.

        As of April 1, 2016, we held a total of 77,521,164 shares, of which approximately 87.7% were held in the form of ADSs. These shares are excluded from the total number of shares presented in the table above.

        As of December 31, 2015, Sistema's effective ownership in us was 53.46%.

B.    Related Party Transactions

Transactions with Sistema and its Affiliates

Sistema

        In November 2009, Sistema issued a promissory note to us as repayment of accrued interest and principal under a loan we had provided to one of the Sistema affiliates. The promissory note is an interest free and is repayable in 2017. As of December 31, 2015 and 2014 the amount receivable from Sistema under the promissory note was RUB 528 million and RUB 446 million, and such amount was included under the line item "other investments" in our audited consolidated financial statements.

        In April 2014, we sold a 49% stake in Business-Nedvizhimost to Sistema for a price of RUB 3.1 billion to be paid by the end of July 2015 in accordance with Addendum to the sale agreement. As of December 31, 2014, the accounts receivable in our audited consolidated statements of financial position amounted to RUB 3.2 billion. Interest was accrued on the balance of unpaid accounts receivable. The amount of interest accrued as of December 31, 2015 and 2014 was RUB 106 million and RUB 125 million respectively and it was included as a component of interest income in our consolidated statements of operations and comprehensive income. In May 2015, accounts receivable were fully repaid.

        In October 2014, we acquired 2,501,350 Sistema Eurobonds due in 2016 (series 04) and 1,000 Sistema International Fund SA Eurobonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The purchased bonds were classified as available for sale and accounted for at fair value with changes recognized in accumulated other comprehensive income. For the year ended December 31,2015 and 2014, the unrealized gain for change in fair value of the bonds totaled to RUB 81 million and RUB 6 million respectively. The interest income recognized on the bonds for the year ended December 31, 2015 and 2014 amounted to RUB 107 million and RUB 9 million respectively and was included as a component of interest income in our consolidated statements of operations and comprehensive income.

Doveritelnaja Investizionnaja Kompanija ("DIK")

        In April and May 2013, we invested RUB 4.0 billion in Investment fund "Reservnyi" managed by "DIK," a subsidiary of Sistema. The investment was sold in April 2014 for RUB 4,165 million. The realized gain of RUB 165 million was recognized as a component of other expenses (net) in our consolidated statements of operations and comprehensive income.

Maxima Advertising Agency

        We have contracts for advertising services with Maxima, a subsidiary of Sistema, pursuant to which we incurred expenses of RUB 1,575 million and RUB 1,351 million for services provided in the years ended December 31, 2014, and 2015, respectively.

NVision Group

        During the years ended December 31, 2014 and 2015, we acquired from NVision Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately RUB 9,819 million and RUB 5,469 million, respectively, and incurred expenses of RUB 846 million, and RUB 710 million, respectively, under an IT consulting agreement.

        As of December 31, 2014, the advances given to NVision Group, a subsidiary of Sistema, amounted to RUB 274 million. The advances were included into property, plant and equipment and intangible assets in the accompanying consolidated statements of financial position.

        As of the end of December 2015, we acquired 100% stake in NVision Group, accordingly as of December 31, 2015, NVision Group was our subsidiary. As we and the acquired NVision Group subsidiaries were under common control with Sistema, the assets and liabilities acquired were recognized at the carrying amounts recorded previously in the counterparty's financial statements with the resulting gain or loss recognized directly in equity. The comparative information was not restated.

Smart Cards Group

        During the years ended December 31, 2014 and 2015, we purchased SIM cards and prepaid phone cards for approximately RUB 267 million and RUB 160 million, respectively.

AB Safety

        During the years ended December 31, 2014 and 2015, we purchased security services from AB Safety, an affiliate of Sistema, for the amount of RUB 292 million and RUB 212 million, respectively.

Investments in certain subsidiaries and affiliates of Sistema

        As of December 31, 2014 and 2015, we held investments in the share capital of certain subsidiaries and affiliates of Sistema amounting to RUB 125 million and RUB 157 million, respectively, which, individually, were and are immaterial. Our main investments are in SMM, in which we hold 2.356%, and the value of such investments as of December 31, 2014 and 2015, amounted to RUB 117 million.

Transactions with equity investees

Stream LLC

        In July 2012 our share in the company Stream LLC decreased to 45% and therefore it has become the related party for the group. In the years ended December 31, 2014 and 2015, we signed contracts for content services and expenses amounting to RUB 1,395 million and RUB 2,132 million, respectively.

        On of December 29, 2015, we increased our share in Stream LLC to 100%.

MTS Bank

        We maintain certain number of deposit and loan agreements, with MTS Bank, a subsidiary of Sistema. As of December 31, 2014 and 2015, we had cash positions at MTS Bank in the amount of RUB 11,687 million and RUB 2,564 million in current accounts, including short-term deposits in the amount of RUB 3,482 million and RUB 323 million, respectively. The interest accrued on the deposits and cash on current accounts for the years ended December 31, 2014, and 2015, amounted to RUB 654 million and RUB 447 million, respectively, and was included as a component of the line item "interest income" in our audited consolidated financial statements.

        During the years ended December 31, 2015 and 2014, we received revenues from mobile and call center services with MTS Bank amounting to RUB 588 million and RUB 787 million, respectively. In addition, during the year ended December 31, 2015 and 2014 we received revenues from processing documents for bank cards issue and granting of consumer credits amounting to RUB 117 million and RUB 541 million, respectively (agency fees after deduction of cross-fines). Moreover, during the years ended December 31, 2015 and 2014 we incurred commission expenses (bank commission and commission for cash collection from subscribers) amounting to and RUB 147 million and RUB 135 million, respectively.

MTS Belarus

        During the years ended December 31, 2014 and 2015, we accrued revenues from roaming agreements with MTS Belarus, our associate company, amounting to RUB 269 million and RUB 266 million, respectively. At the same time, during the years ended December 31, 2014 and 2015 we incurred roaming expenses with MTS Belarus amounting to RUB 395 million and RUB 394 million, respectively.

Accounts receivable and accounts payable

        We had total accounts receivable of RUB 4,525 million and RUB 9,661 million, from, and total accounts payable of RUB 4,674 million and RUB 1,809 million to, related parties as of December 31, 2014 and 2015, respectively. We do not have the intent or ability to offset the outstanding accounts payable and/or accounts receivable with related parties under the term of existing agreements with them. See Note 22 to our audited consolidated financial statements for details of our accounts payable and accounts receivable.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        8.A.1-3.    See Item 18.

        8.A.4-6.    Not applicable.

8.A.7. Litigation

Uzbekistan

        In June 2012, the authorities of the Republic of Uzbekistan commenced audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. Further various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties, revocation of all licenses and suspension of services. Fines and penalties amounted to approximately RUB 18,375 million payable in equal installments over eight months.

        Uzdunrobita paid two scheduled installments in November and December 2012 totaling approximately RUB 4,583.4 million. On January 14, 2013, further to its partial payment of the third installment due in January 2013 totaling approximately RUB 481 million and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss on the long-lived assets in the amount of RUB 20,037 million was recorded in the consolidated statements of profit or loss for the year ended December 31, 2012. In 2013 these losses were assigned to discontinued operations.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In 2012, the Group filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), part of the World Bank Group, in Washington, D.C.

        In July 2014 the dispute between MTS and the Republic of Uzbekistan was resolved. The parties signed a settlement agreement (the "Settlement Agreement") and according to its terms all mutual claims were eliminated. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under the International Chamber of Commerce in Paris ("ICSID"). ICSID has discontinued international arbitration proceedings between us and the Republic of Uzbekistan following the submission of a joint application by both parties.

        The Republic of Uzbekistan established a legal entity, UMS, with such entity having no legal connection to the previously liquidated entity, Uzdunrobita. UMS was granted 2G, 3G and LTE licenses valid until 2029, and received frequencies, numbering capacity and other permits required for the launch of operations. On September 24, 2014, a 50.01% ownership interest in UMS was transferred to MTS by the State Unitary Enterprise Center of Radio Communications, Radio Broadcasting and Television on behalf of the Republic of Uzbekistan. We have also received certain guaranties in relation to the protection of any future investment in the Republic of Uzbekistan.

        In March 2014, we received requests for the provision of information from the SEC and the United States Department of Justice ("DOJ") relating to a currently conducted investigation of the our former subsidiary in Uzbekistan.

        In July 2015, activities related to our operations in Uzbekistan have been referenced in a civil forfeiture complaint (the "Complaint"), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaint alleges among other things that we and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaint is solely directed towards assets held by the unnamed Uzbek official and none of our assets are affected by the Complaint.

        We continue to cooperate with these investigations. We cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

        For additional information please refer to Note 27 and 29 to our audited consolidated financial statements.

Other litigation

        In August 2012, we received a claim regarding dismissal of international registration of four of the Group trademarks in the territory of Ukraine from an entity named MTS LLC. The claim was fully dismissed by Economic Appeal Court of Kiev in December 2013. However, in the end of 2015, following claims of MTS LLC, two regional courts of Ukraine dismissed international registration of our trademarks in the territory of Ukraine. In March 2015, we appealed the decisions of two regional courts. The appeals are being reviewed.

Tax Audits and Claims

        In the ordinary course of business, we may be party to various tax proceedings, and subject to tax claims, some of which relate to the developing markets and evolving fiscal and regulatory environments in which we operate. In the opinion of management, our liability, if any, in all pending tax proceedings or tax claims will not have a material effect on our financial condition, results of operations or liquidity. We believe that we have adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See also Note 29 to our audited consolidated financial statements.

        In January 2014, the Russian tax authorities completed a tax audit of MGTS for the years ended December 31, 2010 and 2011. Based on the results of this audit, the Russian tax authorities determined that RUB 91.0 million in additional taxes and penalties were payable by us. MGTS appealed the resolution of this assessment to the Federal Tax Service in May 2014. The Federal Tax Service partially satisfied our petition, decreasing the amount of additional taxes, penalties and fines payable by us by RUB 61.12 million. We filed an appeal for RUB 14.94 million with the Moscow Arbitrazh Court. In February 2015, the Moscow Arbitrazh Court issued a ruling to partly grant our claim, which was subsequently confirmed by the Arbitrazh Appeal Court in April 2015.

        In July 2015, the Federal Customs Service of Russia completed audit of MTS for the period from January 1, 2012 to July 22, 2014. Based on the results of this audit, no amounts accrued in addition to the voluntary declaration we made.

        In November 2015, the Russian tax authorities completed a tax audit of RTC for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 12.72 million in additional taxes and penalties were payable by us. No appeal was submitted.

        In December 2015, the Russian tax authorities completed a tax audit of Nvision Group for the years ended December 31, 2013 and 2014. Based on the results of this audit, the Russian tax authorities determined that RUB 28.43 million in additional taxes and penalties were payable by us. No appeal was submitted.

        In November 2015, the Russian tax authorities completed a tax audit of Stream for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 3.1 million in additional taxes and penalties were payable by us. Stream appealed the resolution of this assessment. Following the appeal, tax authorities decided to perform additional tax control procedures.

        In October 2015, the Russian tax authorities completed a tax audit of Comstar Regions for the years ended December 31, 2012 and 2013. Based on the results of this audit, the Russian tax authorities determined that RUB 17.3 in additional taxes and penalties were payable by us. In January 2016, we appealed the resolution of this assessment to the Federal Tax Service.

        Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2015, the tax declarations of MTS and its Russian subsidiaries for the preceding three fiscal years were open for further review. In December 2015, tax authorities commenced review of tax declaration of MTS for the years ended December 31, 2013 and 2012 and Sitronics Telecom Solutions for the years ended December 31, 2012, 2013 and 2014.

Antimonopoly Proceedings

        In January 2014, the FAS subdivision in the Khanty Mansiysk Autonomous region-Yugra charged Comstar-Regions with violation of antimonopoly legislation by abusing its dominant position on the Internet access market by setting different prices in different municipalities of the region. FAS also issued an order to cease the violations. On January 17, 2014, the arbitrazh court of Khanty Mansiysk Autonomous region-Yugra cancelled the decisions and the order of the FAS subdivision in the Khanty Mansiysk Autonomous region-Yugra.

        In January 2014, the FAS subdivision in the Rostov region charged MTS with violation of antimonopoly laws by setting a monopoly tariff on cable TV tariffs services in the Rostov-on-Don city. The investigation was ceased as no violation had been found in MTS actions.

        In April 2014, the FAS subdivision in Moscow charged MGTS with violation of antimonopoly laws by different pricing of network equipment lease for different consumers. In November 2015, the FAS subdivision in Moscow issued an instruction to MGTS to cease violations, which was fulfilled. MGTS appealed the decision and ruling of FAS subdivision in Moscow in the arbitrazh court in Moscow. The appeal is being reviewed.

        In December 2015, FAS has charged MTS, MegaFon and VimpelCom with violation of antimonopoly laws in respect to pricing of SMS dispatching. The investigation is currently in progress.

        Please see also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A finding by the AMC that we have acted in contravention of antimonopoly legislation could have a material adverse effect on our business, financial condition and results of operations" for details of the AMC investigations.

8.A.8. Dividend Distribution Policy

        Our dividend policy for the years 2013, 2014 and 2015 was aimed to make dividend payments to our shareholders in the amount of at least 75% of MTS' free cash flow, but not less than RUB 40 billion. For the purposes of dividend calculation we utilized a simplified form of free cash flow—which we define as Operating Cash Flow less capital expenditures.
        On April 8, 2016, our Board of Directors approved new dividend policy which sets a target payout of RUB 25.0 - 26.0 per ordinary MTS share (RUB 50.0 - 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The new policy will cover 2016 - 2018. Payments will continue to be made on a semi-annual basis.

        Annual and semi-annual dividend payments, if any, must be recommended by Board of Directors and approved by the General Meeting of Shareholders (GM). We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

        At a meeting held on April 8, 2016, the Board of Directors recommended that an AGM approves annual dividends of RUB 14.01 per ordinary MTS share (RUB 28.02 per ADS), or a total of approximately RUB 28.0 billion, based on the full-year 2015 financial results. Upon acceptance by the AGM and completion of this payment, we will have paid out up to RUB 39.6 billion based on our fiscal year 2015 financial results.

        The Board of Directors set the date for our AGM for June 23, 2016. The record date for the Company's shareholders and ADS holders entitled to participate in the AGM has been set for May 6, 2016. The Board of Directors recommended that the AGM sets the record date for shareholders and ADS holders entitled to receive dividends for the 2015 fiscal year for July 5, 2016.

B.    Significant Changes

        Liquidation of Mobile TeleSystems Finance S.A.—In February 2016, the Group's subsidiary Mobile TeleSystems Finance S.A. was liquidated. The discontinuance of Mobile TeleSystems Finance S.A. operations does not have a material effect on the Group's financial results.

        Acquisition of MTS-bank PJSC shares—On February 25, 2016 the Group acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million. As a result of the transaction, the Group's share in the capital of MTS Bank decreased from 27.0% to 26.8%.

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

ADS as reported by the NYSE and the high and low closing prices per ordinary share as reported by the Moscow Exchange.

	ADS High	ADS Low	Ordinary Share High	Ordinary Share Low
Monthly High and Low
March 2016	$8.18	$7.04	240.10 RUB	230.95 RUB
February 2016	$7.54	$6.74	238.00 RUB	226.30 RUB
January 2016	$7.04	$5.22	227.20 RUB	200.55 RUB
December 2015	$7.33	$6.11	221.50 RUB	210.00 RUB
November 2015	$7.80	$6.16	221.70 RUB	193.55 RUB
October 2015	$7.82	$6.87	219.65 RUB	208.30 RUB
Quarterly High and Low
First Quarter 2016	$8.18	$5.15	240.10 RUB	197.75 RUB
Fourth Quarter 2015	$7.82	$6.11	221.70 RUB	193.55 RUB
Third Quarter 2015	$9.83	$6.48	245.85 RUB	207.65 RUB
Second Quarter 2015	$12.77	$9.33	271.00 RUB	238.25 RUB
First Quarter 2015	$10.36	$6.87	257.4 RUB	174.7 RUB
Fourth Quarter 2014	$14.85	$6.17	274.0 RUB	158.5 RUB
Third Quarter 2014	$19.94	$14.94	324.0 RUB	260.5 RUB
Second Quarter 2014	$20.03	$15.42	316.0 RUB	240.0 RUB
First Quarter 2014	$21.38	$15.79	318.0 RUB	235.0 RUB
Annual High and Low(1)
2015	$12.77	$6.11	271.00 RUB	174.70 RUB
2014	$21.38	$6.17	324.0 RUB	158.5 RUB
2013	$23.96	$17.66	351.5 RUB	246.7 RUB
2012	$20.07	$14.94	254.7 RUB	186.0 RUB
2011	$21.54	$11.91	263.0 RUB	169.5 RUB

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

General Matters

        Pursuant to our charter, we have the right to issue registered common stock, preferred stock and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 2,066,413,562 common shares, each with a nominal value of 0.10 rubles, all of which are issued and fully paid. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 100,000,000 common shares with a nominal value of 0.10 rubles each. We have issued only common stock. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders.

        The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and our subsidiaries holding such shares are able to vote and dispose of such shares without any further corporate actions by our shareholders or Board of Directors. As of April 1, 2016, we had 29,666 treasury shares repurchased in November 2015 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. In March 2016, in the course of liquidation of our wholly owned subsidiary, MTS Bermuda Ltd., we obtained 67,995,335 shares. Together with our subsidiaries we hold a total of 77,521,164 shares. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." In our consolidated financial statements prepared in accordance with IFRS, these shares are considered treasury shares (i.e., they are considered not outstanding).

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

Pre-emptive Rights

        The Joint Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing shareholdings. We must provide shareholders with written notice of their pre-emptive right to purchase shares and the period during which shareholders can exercise their pre-emptive rights. Such period may not be less than 45 or, under certain circumstances, 20 days. We cannot sell the shares or securities convertible into shares which are subject to the pre-emptive rights during this period.

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

        The Joint Stock Companies Law and the Securities Market Law have been amended on December 29, 2012 to adopt new dividend payment rules that came into force January 1, 2014. These amendments include new rules on determining the shareholders entitled to dividend distribution whereby the list of such shareholders is fixed at date determined in the decision of the General shareholders' meeting on the distribution of dividends. The date shall be not earlier than 10 days and not later than 20 days following the date of such decision. The dividends are to be paid within 25 days from such date to private shareholders registered in the share register of the company and within 10 days to nominal holders and professional managers. If shares are held on a depo account with a depository, dividends will be transferred to such shareholders by such depositary within 7 business days of receipt of funds by the depositary.

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

Liability of Shareholders

        The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one company is capable of determining decisions made by another company. The company capable of determining such decisions is called an "effective parent." The company whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons, or due to majority participation of the effective parent in the charter capital of the effective subsidiary; and

  •
  the effective parent gives binding instructions or consent for a transaction to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the act or omission of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this act or omission would be insolvency of this effective subsidiary. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

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

        The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value. The price of newly issued shares for existing shareholders exercising their pre-emptive right to purchase shares could be less than the price paid by third parties, but not less than 90% of the price paid by third parties. Fees paid to intermediaries may not exceed 10% of the shares placement price. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an appraiser.

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

Charter Capital Decrease; Share Buy-Backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for a public joint stock company. The Joint Stock Companies Law and our charter require that any decision to reduce our charter capital through the repurchase and cancellation of shares, be made by a majority vote of a shareholders' meeting and through reduction of the nominal value of shares, by a three-quarter majority vote of a shareholders' meeting. Additionally, within three business days of a decision to reduce our charter capital, we must notify the federal executive body in charge of the state registration of legal entities on the decision taken and publish within the same 3-day period a notice regarding the charter capital reduction, as well as a second notice one month after the first notice is published. Our creditors, whose claims arose before the decision on the charter capital decrease was taken, would then have the right to demand, within 30 days of the second publication of the notice, early termination or settlement of relevant obligations by us, as well as compensation for damages.

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

        The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  any reorganization;

  •
  the conclusion of a major transaction, as defined under Russian law (i.e., involving assets having value of more than 50% of the balance sheet value of the assets calculated under RAS); or

  •
  any amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights; and

  •
  the amendment of the public company's charter which eliminates indication that the company is public, simultaneously with the decision on applying to the CBR on release from obligation to disclose information under the laws of the Russian Federation on securities and the decision on applying for delisting of shares and equity securities convertible into shares.

        We may spend up to 10% of our net assets calculated under RAS on the date of the adoption of the decision which gives rise to a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis. Repurchase of the shares is made at a price agreed on by the board of directors, but it should not be less than the market price.

Registration and Transfer of Shares

        Russian legislation requires that a joint stock company ensures maintenance of a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Registrar NIKoil OJSC had maintained our register of shareholders since May 10, 2000. In July 2014, it has been merged into Independent Registration Company JSC (known as Computershare Registrar JSC prior to October 6, 2015) which now maintains our register of shareholders by way of universal succession.

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

  •
  posting on our website a list of our affiliated companies and individuals on a quarterly basis;

  •
  posting on our website a list of inside information; and

  •
  other information as required by applicable Russian securities legislation.

General Shareholders' Meetings

Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. In a public joint stock company a shareholders' meeting may not decide on issues that are not included in the list of its competence by the Joint Stock Companies Law. Among the issues which our shareholders have the power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and removal of members of the board of directors;

  •
  determination of the amount of compensation for members of the board of directors;

  •
  determination of the number, nominal value, class/type of authorized shares and the rights granted by such shares;

  •
  changes in our charter capital;

  •
  appointment and removal of our independent auditor and of the members of our review commission and counting commission;

  •
  approval of certain interested party transactions and major transactions;

  •
  participation in trade or industrial groups, or other associations of commercial entities;

  •
  approval of certain internal documents and corporate records;

  •
  distribution of profits and losses, including approval of dividends;

  •
  redemption by the company of issued shares in cases provided by the Joint Stock Companies Law; and

  •
  other issues, as provided for by the Joint Stock Companies Law and our charter.

        Voting at a shareholders' meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders' meeting. However, for public joint stock companies Russian law requires a three-quarters majority vote of the voting shares present at a shareholders' meeting to approve the following:

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

        Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision to call or reject the call for an extraordinary shareholders' meeting shall be made by the board of directors within five days from the receipt date of the request and sent to the party that requested the meeting within three days after such a decision was made.

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

  •
  election of the review commission;

  •
  approval of a company's independent auditor; and

  •
  approval of the annual report, the annual financial statements.

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

  •
  appointment and removal of our President and determination of the number of the members of our Management Board and their election;

  •
  transfer of powers of the company's CEO to a managing organization of an individual manager;

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

        Our internal regulation "On the Board of Directors of Mobile TeleSystems Public Joint Stock Company" (the "Regulation") was approved by the annual shareholders' meeting on June 25, 2015. In accordance with clause 2.2.2 of the Regulation, the members of the Board of Directors have the right to:

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

Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company (including the company's CEO and/or the company's managing organization), any person that owns, together with any affiliates, at least 20% of a company's issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters and/or their affiliates, is/are:

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

        The approval of interested party transactions is not required in the following instances:

  •
  the company has only one shareholder that simultaneously performs the functions of the company's CEO;

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

Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under RAS, with the exception of transactions conducted in the ordinary course of business, transactions involving the placement of common stock, or securities convertible into common stock or transactions to be executed by the company pursuant to the federal laws and/or other regulations of the Russian Federation and priced in accordance with the regulations of the Russian government or other federal bodies authorized by the Russian government. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company determined under RAS require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company determined under RAS require a three-quarters majority vote of a shareholders' meeting.

Change in Control

Anti-takeover Protection

        Russian legislation requires the following:

  •
  A person intending to acquire more than 30% of a public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

  •
  A person that has acquired more than 30% of a public joint stock company's ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted average market price of the shares over the six month period before the filing of the offer with the CBR as described below, if the shares are publicly traded, or on a price supplied by an appraiser if the shares have no or insufficient trading history. The public tender offer price may not be less than the highest price at which the offeror or its affiliated persons purchased or undertook to purchase the relevant securities over the six month period before the offer was sent to the company. From the moment of acquisition of more than 30% of the shares until the date the offer was sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). These rules also apply to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's issued ordinary shares and voting preferred shares.

  •
  A person that as a result of an offer described in either of the preceding paragraphs becomes (individually or with its affiliates) the owner of more than 95% of the company's ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at the price determined in the manner described in the preceding paragraph but not less than (i) the price of the preceding acquisition of the company's relevant securities under an offer described in either of the preceding paragraphs as a result of which the offeror and its affiliates acquired over 95% of the company's ordinary shares and voting preferred shares; or (ii) the highest price at which after the expiration date of an offer described in either of the preceding paragraphs the offeror or its affiliates purchased or undertook to purchase the relevant securities.

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

Approval of FAS

        Pursuant to the Federal Law on Competition, until January 5, 2016, FAS had to approve in advance acquisitions of voting shares in a company involving (1) companies with a combined value of assets or combined annual revenues calculated under RAS exceeding a certain threshold, or (2) companies included in a register of business entities having more than a 35% share of a certain commodity market or otherwise occupying a dominant position on the market, and which would result in acquisition by a person (or a group of affiliates) of more than 25%, 50% or 75% of voting shares of a joint stock company, or a participation interest according 1/3, 50%, 2/3 of voting rights in a limited liability company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount. According to the amendments made by the Federal law No. 275-FZ dated October 5, 2015 starting from January 5, 2016 the regulations in relation to the abovementioned register were repealed and only the combined value of assets or combined annual revenues of the companies involved in the transaction is taken in account. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in the markets where we operate, the government may influence our subscriber tariffs and restrict our operations."

Strategic Industries Law

        Pursuant to the Strategic Foreign Investment Law investments resulting in a foreign entity or a group of entities receiving control over a company with strategic importance for the national defense and security of the Russian Federation (a "strategic company") or acquisition of fixed production assets of a strategic company having value of at least 25% of its assets calculated under RAS require prior approval from the state authorities. The procedure for issuing such consent involves a special governmental commission on control of foreign investments, which was established by the Resolution of the Government of Russia dated July 6, 2008 as the body responsible for granting such consents, and FAS, which is authorized to process applications for consent from foreign investors. "Control" means an ability to determine, directly or indirectly, decisions taken by a strategic company, whether through voting at the general shareholders' (participants') meeting of the strategic company, participating in the board of directors or management bodies of the strategic company, or acting as the external management organization of the strategic company, or otherwise. As a result, "control" will generally be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or participation interest in share capital) of a strategic company, or if through contract or securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a strategic company.

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

        Provisions of the Tax Code which were effective in 2015 have introduced 30% withholding tax rate to be applied to the dividends paid out in relation to shares underlying an ADS program where the information regarding the holders of the ADSs including the overall number of securities held in a specific tax jurisdiction is not provided by the depositary to the custodian holding the depo account with the underlying shares and acting as the tax agent.

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

Certain United States Federal Income Tax Consequences

        The following is a general description of certain material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs that is an individual who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (in each case, a "U.S. Holder"). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service ("IRS"), all as publicly available and in effect as of the date of this document. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of ADSs, or that any such contrary position would not be sustained by a court. If an entity treated as a partnership for United States federal income tax purposes is an owner of ADSs, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold ADSs and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

        In addition, this summary is limited to U.S. Holders holding ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below does not address the effect of the Medicare tax on "net investment income" or of any United States state or local tax law or foreign tax law. This discussion also does not address any tax consequences relating to the direct ownership of ordinary shares.

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

        We do not believe that we were a PFIC for the year ended December 31, 2015. However, our possible status as a PFIC must be determined annually and may be dependent in part on the market price of our ADSs, which may be volatile. Therefore, our possible status as a PFIC may be subject to change. Thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or in the future. If we were to be treated as a PFIC, U.S. Holders generally would be required to pay additional taxes on certain distributions and gains on sales or other dispositions (including pledges) of the ADSs, at tax rates that may be higher than those otherwise applicable. You should consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs.

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

FATCA

        Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as "FATCA" generally impose 30% withholding on certain "withholdable payments" and, in the future, may impose such withholding on "foreign passthru payments" made by a "foreign financial institution" (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution's U.S.-owned accounts. Prospective investors should consult their tax advisors regarding the potential impact of FATCA and any non-U.S. legislation implementing FATCA on the investment in ADSs.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission's Public Reference Room at 100 F Street, NE,

Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems PJSC is also available on the Internet at www.mtsgsm.com. Information included in our website does not form part of this document.

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

Interest Rate Risk

        We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2015, RUB 124,843 million, or 37.13% of our total indebtedness, excluding capital leases, was variable interest rate debt, while RUB 211,372 million, or 62.87% of our total indebtedness, excluding capital leases, was fixed interest rate debt.

        The table below presents principal cash flows and related weighted average interest rates for indebtedness by contractual maturity dates as of December 31, 2015.

Contractual Maturity Date as of December 31, 2015:

Indebtedness	Currency	2016	2017	2018	2019	2020	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2015)
	(amounts in millions of RUB)
Variable debt
Sberbank	RUB	—	—	12,000	12,000	12,000	14,000	50,000	12.70%
Sberbank	RUB	—	5,000	5,000	—	—	—	10,000	13.20%
Skandinavska Enskilda Banken AB	USD	2,131	987	—	—	—	—	3,118	1.07%
Skandinavska Enskilda Banken AB	USD	426	426	—	—	—	—	852	2.65%
LBBW	EUR	372	372	—	—	—	—	744	1.48%
Credit Agricole Corporate Bank and BNP Paribas	EUR	552	552	552	—	—	—	1,656	1.61%
Citibank	USD	2,172	2,172	2,172	2,172	2,172	7,603	18,463	1.75%
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	9,092	9,091	9,092	7,276	5,459	—	40,010	2.00%

Total variable debt		14,745	18,600	28,816	21,448	19,631	21,603	124,843

Weighted average interest rate		7.12%	7.83%	8.42%	8.44%	8.69%	8.84%	8.22%
Fixed-rate notes
MTS PJSC Notes due 2018	RUB	—	—	6	—	—	—	6	10.00%
MTS PJSC Notes due 2016	RUB	1,788	—	—	—	—	—	1,788	8.75%
MTS International Notes due 2020	USD	—	—	—	—	42,339	—	42,339	8.63%
MTS PJSC Notes due 2017	RUB	—	10,000	—	—	—	—	10,000	8.70%
MTS PJSC Notes due 2020	RUB	2,110	—	—	—	—	—	2,110	10.75%
MTS International Notes due 2023	USD	—	—	—	—	—	34,003	34,003	5.00%
MTS PJSC Notes due 2016 (B series)	RUB	11	—	—	—	—	—	11	0.54%
MTS PJSC Notes due 2022 (V series)	RUB	—	—	—	—	—	12	12	0.25%
MTS PJSC Notes due 2023	RUB	—	—	10,000	—	—	—	10,000	8.25%
Fixed-rate bank loans
Sberbank	RUB	20,000	15,000	15,000	20,000	5,000	—	75,000	8.45%
Sberbank	RUB	4,000	16,000	—	—	—	—	20,000	11.25%
Ekvant	RUB	36	36	36	36	37	137	318	0.00%
Aloqabank	UZS	—	—	200	1,198	1,198	2,097	4,693	12.00%
SMM	RUB	1,089	—	—	—	—	—	1,089	9.00%
Repo 10% Notes due 2018	RUB	200	—	—	—	—	—	200	10.97%
Repo 8,75% Notes due 2016	RUB	4,918	—	—	—	—	—	4,918	11.33%
Repo 10,75% Notes due 2020	RUB	4,885	—	—	—	—	—	4,885	11.33%
PSA FINANCE Česká republika	CZK	—	1	—	—	—	—	1	5.63%
Total fixed debt		39,037	41,036	25,242	21,234	48,574	36,249	211,373

Weighted average interest rate		8.43%	8.16%	7.71%	7.55%	7.27%	5.38%	7.42%

        We would have experienced an additional interest expense of approximately RUB 993 million on an annual basis as a result of a hypothetical increase in variable rates by 1% over the current rate as of December 31, 2015. The rates of EUR and USD as of December 31, 2015 were used in calculations.

        The fair value of our publicly traded fixed-rate notes as of December 31, 2015, ranged from 89.05% to 108.25% of the notional amount. As of December 31, 2015, the difference between the carrying value and the fair value of other fixed rate debt, including capital lease obligations, was immaterial. For details of our fixed-rate debt, refer to Note 16 of our audited consolidated financial statements. The fair value of variable rate debt approximates its carrying value.

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

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2015
		(amounts in millions of Rubles)
Fixed-to-variable Interest Rate Swap Agreements
Swap agreement with VTB to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	2,000	(4.5)
Swap agreement with Sberbank to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	7,000	(32.3)
Swap agreement with BNP Paribas to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	5,000	(20.3)
Swap agreements with Rosbank to pay a variable interest rate of 6m LIBOR and receive a fixed interest rate of 8.25%	March 2018	3,000	(3.9)
Swap agreement with Merill Lynch to pay a variable interest rate of 3m LIBOR and receive a fixed interest rate of 8.45%	March 2020	3,000	(9.2)

        As of December 31, 2015, approximately 32.6% of our variable interest rate debt was hedged against interest rate risks. We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations.

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

        The table below presents a summary of our cross-currency interest rate swap agreements:

Type of derivative	Maturity	Notional amount (at inception)	Mark to Market Value as of December 31, 2015
		(amounts in millions of Rubles)
Cross-currency Interest Rate Swap Agreements
Swap agreements with Barclays Bank to pay a fixed rates of 7.3675% to 7.3775% and receive a variable interest rate of 6m LIBOR	September 2020	9,718	6,034
Swap agreements with Merill Lynch to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	3,608	2,271
Swap agreements with Sberbank to pay a fixed rates of 7.095% and receive a variable interest rate of 6m LIBOR	September 2020	3,644	2,243
Swap agreements with Rosbank to pay a fixed rates of 7.253% to 7.2575% and receive a variable interest rate of 6m LIBOR	September 2020	12,147	7,573
Swap agreements with Barclays Bank to pay a fixed rates of 8.12% to 8.295% and receive a variable interest rate of 6m LIBOR	June 2019	7,288	4,597
Swap agreements with HSBC bank Plc to pay a fixed rates of 8.13% and receive a variable interest rate of 6m LIBOR	June 2019	911	584
Swap agreement with VTB bank to pay a fixed rate of 8.2% and receive a variable interest rate of 6m LIBOR	June 2019	2,733	1,725

Foreign Currency Risk

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the CBR. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2011	32.68	27.26	29.38	32.20
2012	34.04	28.95	30.97	30.37
2013	33.47	29.93	31.98	32.73
2014	67.79	32.66	39.34	56.26
2015	72.88	49.18	60.96	72.88

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
July 2015	60.22	55.47
August 2015	70.75	60.34
September 2015	68.79	65.35
October 2015	65.94	61.15
November 2015	66.63	63.39
December 2015	72.88	66.26
January 2016	83.59	72.93
February 2016	79.49	75.09
March 2016	75.90	67.61

Source: CBR.

        The exchange rate between the ruble and the U.S. dollar quoted by the CBR for April 20, 2016 was 65.65 rubles per U.S. dollar.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
Years ended December 31,	High	Low	Average(1)	Period End
2011	7.99	7.93	7.97	7.99
2012	7.99	7.98	7.99	7.99
2013	7.99	7.99	7.99	7.99
2014	15.85	7.99	12.19	15.77
2015	30.01	15.75	21.82	24.00

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
July 2015	22.11	21.00
August 2015	22.62	21.09
September 2015	22.42	21.46
October 2015	22.91	21.15
November 2015	24.06	22.65
December 2015	24.00	22.89
January 2016	25.15	23.27
February 2016	27.25	25.45
March 2016	27.09	25.52

Source:
National Bank of Ukraine.

        The exchange rate between the hryvnia and the U.S. dollar quoted by the National Bank of Ukraine for April 20, 2016 was 25.44 hryvnias per U.S. dollar.

        We have exposure to fluctuations in the value of the U.S. dollar relative to the Russian ruble, Ukrainian hryvnia, Turkmen manat, Armenian dram, and Uzbek sum which are the functional currencies in our countries of operation. As a result, we may face translation losses, increased debt service payments and increased capital expenditures and operating costs should these currencies depreciate against the U.S. dollar.

        A significant part of our capital expenditures, borrowings and certain operating costs (roaming expenses, cost of customer equipment and other costs) are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate, and our U.S. dollar-denominated debt represents our primary future risk of exchange loss in U.S. dollar terms. A decline in the value of the ruble, hryvnia, manat, dram or sum versus the U.S. dollar would result in currency remeasurement losses as the amount of these currencies required to repay U.S. dollar-denominated debt increases. In addition, if any of the ruble, hryvnia, manat or dram declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our revenues and operating margins could be materially adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness and financing our capital expenditures and operating costs.

        A portion of our capital expenditures, borrowings and certain operating costs (roaming expenses, costs of customer equipment and other costs) are also denominated in euros. We currently do not hedge against the risk of decline in the ruble, hryvnia, manat, dram or sum against the euro because settlements denominated in euros are not significant.

        We would experience a currency exchange loss of RUB 8,986 million on our U.S. dollar-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram/sum to U.S. dollar exchange rate at December 31, 2015. We would experience a currency exchange gain of RUB 5,664 million in the fair value of our euro-denominated net monetary liabilities as a result of a hypothetical 20.0% increase in the ruble/hryvnia/manat/dram to euro exchange rate at December 31, 2015. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.    Description of Securities Other Than Equity Securities

        (Only Items 12.D.3-4 are applicable.)

D.    American Depositary Shares

3.
Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly.

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities	$5.00 for each 100 ADSs (or portion thereof)
(b) Receiving or distributing dividends	Distribution of stock dividends	$5.00 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.02 or less per ADS (or portion thereof)

Category	Depositary Actions	Associated Fee
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities or cancellation or reduction of ADSs for any other reason	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs

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

• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

Category	Depositary Actions	Associated Fee
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

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective, as of December 31, 2015, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions about required disclosure.

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

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets:

  •
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors;

  •
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

        Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013).

        As a result of management's evaluation of our internal control over financial reporting, management concludes that internal control over financial reporting as of December 31, 2015 was effective.

        The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited and assessed as effective by independent registered public accounting firm ZAO Deloitte & Touche CIS who has also audited and reported on our consolidated financial statements.

        There were no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)
Attestation Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholders of Mobile TeleSystems PJSC:

        We have audited the internal control over financial reporting of Mobile TeleSystems PJSC and subsidiaries (the "Group") as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting

Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated March 21, 2016 expressed an unqualified opinion on those financial statements.

/s/ ZAO Deloitte & Touche CIS
Moscow, Russia
March 21, 2016

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

Item 16B.    Code of Ethics

        The current version of our Code of Ethics was adopted on February 18, 2016. Our Code of Ethics applies to all of our officers, directors and employees. The new Code of Ethics did not substantively alter any of its requirements as compared with the code of ethics that was in effect prior to the approval of the new Code of Ethics.

        A copy of our Code of Ethics is available on our website at www.mtsgsm.com.

Item 16C.    Principal Accountant Fees and Services

        ZAO Deloitte & Touche CIS has served as our Independent Registered Public Accounting Firm for each of the fiscal years in the two-year period ended December 31, 2014 and 2015, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services by ZAO Deloitte & Touche CIS and its affiliates in 2014 and 2015, respectively.

	Year ended December 31,
	2015	2014
	(in thousands of Russian rubles)
Audit Fees	121,580	116,960
Audit-Related Fees	14,981	11,106
Tax Fees	332	750
All Other Fees	—	—

Total	136,893	128,816

Audit Fees

        The Audit Fees for the year ended December 31, 2015 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with IFRS, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with IFRS, statutory audits. The Audit Fees for the year ended December 31, 2014 were for the reviews and integrated audits of our consolidated financial statements prepared in accordance with U.S. GAAP, reviews and audits of the financial statements of our public subsidiaries prepared in accordance with U.S. GAAP, statutory audits.

Audit-Related Fees

        The Audit-Related Fees for the years ended December 31, 2015 and 2014 mainly included fees for agreed-upon procedures related to audited financial statements and procedures to support ongoing investigations related to our former subsidiary in Uzbekistan, Uzdunrobita.

Tax Fees

        The Tax Fees for the years ended December 31, 2015 and 2014, respectively, include the fees principally related to tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS and its affiliates for all services performed for the fiscal year ended December 31, 2015.

Item 16D.    Exemption from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any ADSs in the years ended December 31, 2014 and 2015.

        A total of 90,881 MTS ordinary shares representing 0.004% of our issued share capital were repurchased for RUB 19.7 million during 2013 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. These shares were sold pursuant to the requirements of applicable Russian legislation in March 2014.

        A total of 9,935 MTS ordinary shares representing 0.0005% of our issued share capital were repurchased for RUB 2.1 million in August 2014 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws. These shares were sold pursuant to the requirements of applicable legislation in August 2015.

        A total of 29,666 MTS shares representing 0.001% of our issued share capital were repurchased for RUB 5.9 million in October 2015 pursuant to our shareholders' right to demand buy-out following our decision on merger of our subsidiaries into MTS in accordance with applicable laws.

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

Item 16G.    Corporate Governance

        We are a company organized under the laws of the Russian Federation and qualify as a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted in some circumstances to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, foreign private issuers listed on the NYSE must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE. With regard to our corporate governance practices, these differences can be summarized as follows:

  •
  For U.S. companies, the NYSE standards require that a majority of directors be independent, as determined by the board. Russian law does not require that a majority of our directors be independent. Of our nine directors, four have been determined by the board to be independent in accordance with the independence standards set forth in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

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

        We have a corporate governance committee comprising of directors and members of management that is responsible for developing and implementing standards for corporate governance and making recommendations to the Board of Directors on developing our strategy in the area of corporate governance. This committee is also responsible for conducting annual performance evaluations of the Board of Directors.

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

PART III

Item 17.    Financial Statements

        See instead Item 18.

Item 18.    Financial Statements

        The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibits No.	Description
1.1	Charter of Mobile TeleSystems PJSC, restated version No. 12, as approved by the General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 25, 2015 (English translation).*
1.2
Alterations and Amendments to the Charter of Mobile TeleSystems PJSC (Version No. 12), as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on August 25, 2015 (English translation).
1.3	Alterations and Amendments to the Charter of Mobile TeleSystems PJSC as approved by General Meeting of Shareholders of Mobile TeleSystems PJSC held on August 25, 2015 (English translation).
1.4
Code of Corporate Conduct and Business Ethics of Mobile TeleSystems OJSC approved by the Board of Directors of Mobile TeleSystems OJSC on February 18, 2016 is incorporated herein by reference to Exhibit 1.2 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.16
MTS License No. 105546 for provision of telecommunication services for provision of communication channels in the territory of Ingushetia Republic, KabardinoBalkar Republic, KarachaevoCherkesia Republic and Volgograd region (English translation) is incorporated herein by reference to Exhibit 4.40 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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

Exhibits No.	Description
4.20	MTS License No. 105967 for provision of mobile radiotelephone communication services in the territory of Buryatiya Republic, Sakha Republic (Yakutia), Trans-Baikal territory, Kamchatka region, Primorsky Territory, Khabarovsk Territory, Amur region, Irkutsk region, Magadan region, Sakhalin region, Jewish Autonomous Region, Chukotsk Autonomous region and provision of mobile radiotelephone communication services (IMT-2000/UMTS) in the territory of the Khabarovsk Territory (English translation) is incorporated herein by reference to Exhibit 4.44 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.21
MTS License No. 105968 for provision of mobile radiotelephone communication services in the territory of Udmurt Republic, Perm Region, Kirov Region, Kurgan Region, Orenburg Region, Sverdlovsk Region, Tyumen Region, Chelyabinsk Region, Khanty Mansiysk Autonomous region and YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.45 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.28
MTS License No. 108061 for provision of telecommunication services for provision of communication channels in the territory of the Kalmykia Republic and Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.52 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.34
MTS License No. 108752 for provision of data communication services for the purposes of voice data communication in the territory of the Sverdlovsk region and Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.59 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.39
MTS License No. 109133 for provision of intra-zone telephone communication services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.64 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.40
MTS License No. 136647 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.65 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.41
MTS License No. 109138 for provision of fixed line network mobile radio communication services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.66 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.42
MTS License No. 109139 for provision of data communication services for the purposes of voice data communication in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.67 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.43
MTS License No. 109413 for provision of mobile radiotelephone communication services (IMT-MC-450) in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.68 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.52
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

Exhibits No.	Description
4.54	MTS License No. 110718 for provision of fixed line mobile radio communication services in the territory of the Orenburg region (English translation) is incorporated herein by reference to Exhibit 4.85 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.61
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

Exhibits No.	Description
4.63	MTS License No. 110748 for provision of data communication services for the purposes of voice data communication in the territory of Tyumen Region, Yamalo-Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.100 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.64
MTS License No. 110869 for provision of intra-zone telephone communication services in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.101 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.65
MTS License No. 110870 for provision of intra-zone telephone communication services in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.102 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.68
MTS License No. 111594 for provision of telematic communication services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.106 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.69
MTS License No. 111595 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.107 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.70
MTS License No. 111596 for provision of telecommunication services for provision of communication channels in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.108 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.71
MTS License No. 111597 for provision of cable casting communication services in the territory of the Khanty Mansiysk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.109 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.72	MTS License No. 111800 for provision of data communication services excluding data communication services for the purposes of voice data communication in the territory of the Altai Republic (English translation) is incorporated herein by reference to Exhibit 4.110 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.79
MTS License No. 113017 for provision of air broadcasting communication services in the territory of Rostov-on-Don city (English translation) is incorporated herein by reference to Exhibit 4.118 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.80
MTS License No. 113535 for provision of mobile radiotelephone communication services (GSM-1800) in the territory of the KabardinoBalkar Republic (English translation) is incorporated herein by reference to Exhibit 4.119 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.81	MTS License No. 113536 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Kemerovo region (English translation) is incorporated herein by reference to Exhibit 4.120 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.88
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
4.89
MTS License No. 113544 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.128 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.

Exhibits No.	Description
4.90	MTS License No. 113545 for provision of mobile radiotelephone communication services (GSM-900/1800) in the territory of the KarachaevoCherkesia Republic (English translation) is incorporated herein by reference to Exhibit 4.129 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.97
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

Exhibits No.	Description
4.99	MTS License No. 114625 for provision of intra-zone telephone communication services in the territory of the Murmansk region (English translation) is incorporated herein by reference to Exhibit 4.138 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.106
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

Exhibits No.	Description
4.108	MTS License No. 117190 for provision of air broadcasting communication services in the territory of Taganrog, the Rostov region (2,500 - 2,700 MHz, not more than 12 frequency channels) (English translation) is incorporated herein by reference to Exhibit 4.149 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
4.109
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
4.115
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

Exhibits No.	Description
4.117	MTS License No. 117822 for provision of data communication services for the purposes of voice data communication in the territory of the Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.158 Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013, on Form 20-F.
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
4.121
MGTS License No. 125849 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow region (English translation) is incorporated herein by reference to Exhibit 4.123 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.122
MTS License No. 122269 for provision of intrazonal telephone communication services in the territory of the Ivanovo region (English translation) is incorporated herein by reference to Exhibit 4.124 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.123
MTS License No. 123560 for provision of data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.125 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.124
MTS License No. 122267 for provision of data transmission services for the purpose of voice transmission in the territory of the Tver region (English translation) is incorporated herein by reference to Exhibit 4.126 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.125
MTS License No. 123157 for provision of communication services for the purpose of broadcasting in the territory of the certain settlements in the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.127 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.126	MTS License No. 124994 for provision of data transmission services for the purpose of voice transmission in the territory of St. Petersburg (English translation) is incorporated herein by reference to Exhibit 4.128 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.127
MTS License No. 120320 for provision of communication services for the purpose of broadcasting in the territory of Severodvinsk, the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.129 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.128
MTS License No. 123559 for provision of intrazonal telephone communication services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.130 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.129
MTS License No. 122730 for provision of data transmission services for the purpose of voice transmission in the territory of the Tambov region (English translation) is incorporated herein by reference to Exhibit 4.131 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.130
MTS License No. 124922 for provision of communication services for the purpose of broadcasting in the territory of the Saratov (2,500-2,700 MHz, not more than 24 frequency channels) (English translation) is incorporated herein by reference to Exhibit 4.132 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.131
MTS License No. 124923 for provision of communication services for the purpose of broadcasting in the territory of the Belgorod (2,500-2,700 MH) (English translation) is incorporated herein by reference to Exhibit 4.133 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.132
MGTS License No. 125851 for provision of telematic communication services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.134 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.133
MGTS License No. 125850 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.135 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.134
MGTS License No. 125652 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.136 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.135	MTS License No. 124924 for provision of intrazonal telephone communication services in the territory of the Republic of Tatarstan (Tatarstan) (English translation) is incorporated herein by reference to Exhibit 4.137 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.136
MGTS License No. 125848 for provision of local telephone communication services, excluding local telephone communication services using payphones and shared-access facilities in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.138 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.137
MTS License No. 125651 for provision of telematic communication services in the territory of the Penza region (English translation) is incorporated herein by reference to Exhibit 4.139 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.138
MGTS License No. 125847 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.140 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.139
MGTS License No. 125853 for provision of cable casting communication services in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.141 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.140
MGTS License No. 125854 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.142 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.141
MTS License No. 122731 for provision of data transmission services for the purpose of voice transmission in the territory of the Arkhangelsk region (English translation) is incorporated herein by reference to Exhibit 4.143 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.142
MTS License No. 122568 for provision of mobile radio telephone services in the territory of the Ulyanovsk region (English translation) is incorporated herein by reference to Exhibit 4.144 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.143
MTS License No. 122729 for provision of intrazonal telephone communication services in the territory of the Kursk region (English translation) is incorporated herein by reference to Exhibit 4.145 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.144	MTS License No. 122570 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Rostov region (English translation) is incorporated herein by reference to Exhibit 4.146 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.145
MTS License No. 123658 for provision of intrazonal telephone communication services (GSM-900/1800 network) in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.147 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.146
MTS License No. 122567 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Saratov region (English translation) is incorporated herein by reference to Exhibit 4.148 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.147
MTS License No. 122569 for provision of mobile radio telephone services (GSM-900/1800 network) in the territory of the Tomsk region (English translation) is incorporated herein by reference to Exhibit 4.149 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.148
MGTS License No. 124224 for provision of intrazonal telephone communication services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.150 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.149
MTS License No. 123659 for provision of communication services for the purpose of wire broadcasting in the territory of the Nizny Novgorod region (English translation) is incorporated herein by reference to Exhibit 4.151 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.150	Sputnikovoe TV License No. 123687 for provision of communication services for the purpose of broadcasting in the territory of the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatiya Republic, the Dagestan Republic, the Ingushetia Republic, the KabardinoBalkar Republic, the Kalmykia Republic, the KarachaevoCherkesia Republic, the Karelia Republic, the Komi Republic, the Mari-El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky Territory, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky Territory, the Stavropol Territory, the Khabarovsk Territory, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sakhalin region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, Sevastopol, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.152 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.151
MTS License No. 124558 for provision of communications services for the provision of communication channels in the territory of the Jewish Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.153 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.152
MTS License No. 122552 for provision of mobile radio telephone services in the territory of the Samara region (English translation) is incorporated herein by reference to Exhibit 4.154 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.153
MTS License No. 122559 for provision of mobile radio telephone services in the territory of the Altai region (English translation) is incorporated herein by reference to Exhibit 4.155 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.154
MTS License No. 122553 for provision of mobile radio telephone services in the territory of the Tyva Republic (English translation) is incorporated herein by reference to Exhibit 4.156 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.155
MTS License No. 122561 for provision of mobile radio telephone services in the territory of the Mari El Republic (English translation) is incorporated herein by reference to Exhibit 4.157 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.156	MTS License No. 122554 for provision of mobile radio telephone services in the territory of the Stavropol Territory (English translation) is incorporated herein by reference to Exhibit 4.158 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.157
MTS License No. 122565 for provision of mobile radio telephone services in the territory of the Novosibirsk region (English translation) is incorporated herein by reference to Exhibit 4.159 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.158
MTS License No. 122564 for provision of mobile radio telephone services in the territory of the Omsk region (English translation) is incorporated herein by reference to Exhibit 4.160 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.159
MTS License No. 122560 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnoyarsk region (English translation) is incorporated herein by reference to Exhibit 4.163 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.160
MTS License No. 122556 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Khakassiya Republic (English translation) is incorporated herein by reference to Exhibit 4.164 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.161
MTS License No. 122566 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Tatarstan Republic (English translation) is incorporated herein by reference to Exhibit 4.165 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.162
MTS License No. 122192 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Karelia Republic, the Arkhangelsk region, the Vologda region, the Kaliningrad region, the Leningrad region, the Murmansk region, the Novgorod region, the Pskov region, St. Petersburg, the Yamalo Nenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.167 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.163
MTS License No. 120614 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of the Adygea Republic (English translation) is incorporated herein by reference to Exhibit 4.168 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.164
MTS License No. 121166 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.169 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.165	MTS License No. 122193 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Komi Republic (English translation) is incorporated herein by reference to Exhibit 4.170 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.166
MTS License No. 119884 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Krasnodar region (English translation) is incorporated herein by reference to Exhibit 4.171 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.167
MTS License No. 119985 for provision of communication services for the purpose of broadcasting in the territory of the Chukotsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.172 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.168
MTS License No. 122268 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.173 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.169
MTS License No. 119295 for provision of communication services for the provision of communication channels in the territory of the Belgorod region, the Bryansk region, the Voronezh region, the Kursk region, the Lipetsk region, the Orel region (English translation) is incorporated herein by reference to Exhibit 4.174 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.170
MTS License No. 120615 for provision of mobile radio telephone services (GSM-900/1800 networks) in the territory of the Bashkortostan Republic (English translation) is incorporated herein by reference to Exhibit 4.175 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.171
Comstar-Regions No. 120413 for provision of communication services for the purpose of wire broadcasting in the territory of the Sverdlovsk region (English translation) is incorporated herein by reference to Exhibit 4.176 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.172
Sibintertelecom CJSC No. 78664 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Zabaykalsky region (English translation) is incorporated herein by reference to Exhibit 4.177 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.173
Sibintertelecom CJSC No. 78663 for provision of telematic communications services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.178 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.174	MGTS License No. 112630 for provision of mobile radio telephone services in the territory of Moscow, the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.179 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.175
Metro-Telecom License No. 80005 for provision of communication services for the provision of communication channels in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.180 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.176
Stream LLC License No. 91771 for provision of telematic communications services in the territory of the Russian Federation (English translation) is incorporated herein by reference to Exhibit 4.181 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.177
Sibintertelecom CJSC License No. 119279 for provision of communication services for the provision of communication channels in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.182 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.178
MTS License No. 118158 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.183 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.179
MGTS License No. 115208 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation) is incorporated herein by reference to Exhibit 4.184 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.180	Sputnikovoe TV License No. 112799 for provision of communication services for the provision of communication channels in the territory of the of the Adygea Republic, the Altai Republic, the Bashkortostan Republic, the Buryatiya Republic, the Dagestan Republic, the Ingushetia Republic, the KabardinoBalkar Republic, the Kalmykia Republic, the KarachaevoCherkesia Republic, the Karelia Republic, the Komi Republic, the Mari El Republic, the Mordovia Republic, the Sakha Republic (Yakutia), the Severnaya Osetia Alania Republic, the Tatarstan Republic, the Tuva Republic, the Udmurt Republic, the Khakassia Republic, the Chechen Republic, the Chuvashia Republic, the Altai region, the Zabaykalsky Territory, the Kamchatka region, the Krasnodar region, the Krasnoyarsk region, the Perm region, the Primorsky Territory, the Stavropol Territory, the Khabarovsk Territory, the Amur region, the Arkhangelsk region, the Astrakhan region, the Belgorod region, the Bryansk region, the Vladimir region, the Volgograd region, the Vologda region, the Voronezh region, the Ivanovo region, the Irkutsk region, the Kaliningrad region, the Kaluga region, the Kemerovo region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Leningrad region, the Lipetsk region, the Moscow region, the Nizhny Novgorod region, the Novgorod region, the Novosibirsk region, the Omsk region, the Orenburg region, the Orel region, the Penza region, the Pskov region, the Rostov region, the Ryazan region, the Samara region, the Saratov region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tomsk region, the Tula region, the Tyumen region, the Ulyanovsk region, the Chelyabinsk region, the Yaroslavl region, Moscow, St Petersburg, the Jewish Autonomous region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation) is incorporated herein by reference to Exhibit 4.185 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.181
MGTS License No. 79706 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation) is incorporated herein by reference to Exhibit 4.186 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.182
MTS License No. 118159 for provision of telematic communication services in the territory of the Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.187 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.183
Sibintertelecom CJSC License No. 119280 (GSM-900/1800 networks) for provision of mobile radio telephone services in the territory of Zabaykalsky Territory (English translation) is incorporated herein by reference to Exhibit 4.188 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.184
MTS License No. 122558 for provision of mobile radio telephone services (GSM-3 networks) in the territory of the Severnaya Osetia Alania Republic (English translation) is incorporated herein by reference to Exhibit 4.189 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.

Exhibits No.	Description
4.185	UMS License No. AA#0005149 for provision of design, construction, operation and rendering services of local telecommunication network dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.190 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.186
UMS License No. AA#0005151 for provision of rendering services of international telecommunication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.191 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.187
UMS License No. AA#0005153 for provision of design, construction, operation and rendering services of data transfer network dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.192 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.188
UMS License No. AA#0005152 for provision of design, construction, operation and rendering services of mobile wireless (cellular) communication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.193 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.189
UMS License No. AA#0005150 for provision of design, construction, operation and rendering services of long- distance telecommunication networks dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.194 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.190
UMS License No. AA#0005154 for provision of design, construction, operation and rendering services TV broadcasting dated 08.09.2014 and License Agreement between State Committee for Communication, Informatization and Communication Technologies of the Republic of Uzbekistan and "Universal Mobile Systems" LLC as integral part of the License (English translation) is incorporated herein by reference to Exhibit 4.195 to the Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, on Form 20-F.
4.191	MTS License No. 128531 for provision of communication services for the purpose of broadcasting in the territory of Kaluga (English translation).

Exhibits No.	Description
4.192	MTS License No. 128524 for provision of for provision of communication services for the purpose of broadcasting in the territory of Izhevsk, the Udmurt Republic (English translation).
4.193	MTS License No. 128532 for provision of communication services for the purpose of broadcasting in the territory Nizhniy Novgorod region (English translation).
4.194
MTS License No. 138261 for provision of for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation).
4.195	MTS License No. 138258 for provision of for provision of telematic communication services in the territory of the Novosibirsk region (English translation).
4.196	MTS License No. 138259 for provision of mobile radio telephone services in the territory of the Chechen republic (English translation).
4.197
MTS License No. 138262 for provision of communications services for the provision of communication channels in the territory of the Udmurt Republic, Perm Territory, Amur region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tambov region, the Tumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation).
4.198	MTS License No. 138260 for provision of data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation).
4.199	MTS License No. 136447 for provision of mobile radio telephone services in the territory of the Amur region (English translation).
4.200	MTS License No. 136451 for provision of mobile radio telephone services in the territory of the Perm Territory—the Komi-Permyak area (English translation).
4.201	MTS License No. 137711 for provision of communication services for the purpose of wire broadcasting in the territory of the Chelyabinsk region (English translation).
4.202	MTS License No. 137565 for provision of data transmission services for the purpose of voice transmission in the territory of the Rostov region (English translation).
4.203
MTS License No. 137567 for provision of telematic communication services in the territory of the Komi Republic, the Udmurt Republic, the Perm Territory, the Amur region, the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kirov region, the Kostroma region, the Kurgan region, the Kursk region, the Lipetsk region, the Moscow region, the Nizhniy Novgorod region, the Omsk region, the Orenburg region, the Orel region, the Pskov region, the Ryazan region, the Sverdlovsk region, the Smolensk region, the Tambov region, the Tver region, the Tula Region, the Tyumen region, the Chelyabinsk region, the Yaroslavl region, Moscow, the Khanty Mansiysk Autonomous region, the YamaloNenetsk Autonomous region (English translation).
4.204	MTS License No. 135967 for provision of intrazonal telephone communication services in the territory of the Chelyabinsk Region (English translation).
4.205	MTS License No. 136448 for provision of mobile radio telephone services in the territory of the Orenburg Region (English translation).
4.206	MTS License No. 136449 for provision of mobile radio telephone services in the territory of the Republic of North Ossetia-Alania (English translation).

Exhibits No.	Description
4.207	MTS License No. 136450 for provision of mobile radio telephone services in the territory of the Perm Territory, excluding the Komi-Permyak area (English translation).
4.208	MTS License No. 137566 for provision of intrazonal telephone communication services in the territory of Moscow (English translation).
4.209
MTS License No. 135957 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Primorsky Territory (English translation).
4.210	MTS License No. 135961 for provision of telematic communication services in the territory of the Primorsky Territory (English translation).
4.211	MTS License No. 135958 for provision of mobile radio telephone services in the territory of Republic of Kalmykia (English translation).
4.212	MTS License No. 135965 for provision of communications services for the provision of communication channels in the territory of the Mordovia Republic (English translation).
4.213
MTS License No. 135963 for provision of communications services for the provision of communication channels in the territory of the Aginski Buryatski Autonomous District of the Penza region (English translation).
4.214	MTS License No. 135962 for provision of intrazonal telephone communication services in the territory of the Tyumen region, YamaloNenetsk Autonomous region (English translation).
4.215	MTS License No. 135960 for provision of intrazonal telephone communication services in the territory of the Ulyanovsk region (English translation).
4.216
MTS License No. 135959 for provision of communications services for the provision of communication channels in the territory of Aginski Buryatski Autonomous District of the Zabaikalye Territory (English translation).
4.217	MTS License No. 135506 for provision of data transmission services for the purpose of voice transmission in the territory of Moscow (English translation).
4.218
MTS License No. 135026 for provision of communications services for the provision of communication channels in the territory of the Sakha Republic (Yakutia), the Khabarovsk Territory, the Zabaikalye Territory (excluding the Aginski Buryatski Autonomous District) (English translation).
4.219	MTS License No. 134508 for provision of data transmission services for the purpose of voice transmission in the territory of the Moscow region (English translation).
4.220	MTS License No. 134510 for provision of data transmission services for the purpose of voice transmission in the territory of the Ivanovo region (English translation).
4.221	MTS License No. 134507 for provision of telematic communication services in the territory of the Rostov region (English translation).
4.222
MTS License No. 135029 for provision of data transmission services for the purpose of voice transmission in the territory of the Primorye Territory, the Sakhalin region, Irkutsk region (excluding the Ust-Ordyn Buryat District) (English translation).
4.223	MTS License No. 134511 for provision of communications services for the provision of communication channels in the territory of the Mari El Republic (English translation).

Exhibits No.	Description
4.224	MTS License No. 134506 for provision of communications services for the provision of communication channels in the territory of the Vladimir region, the Kaluga region, the Pskov region, the Ryazan region, the Smolensk region, the Tula region (English translation).
4.225	MTS License No. 134512 for provision of data transmission services for the purpose of voice transmission in the territory of the Kaluga Region (English translation).
4.226	MTS License No. 135027 for provision of intrazonal telephone communication services in the territory of the Moscow region (English translation).
4.227	MTS License No. 135028 for provision of intrazonal telephone communication services in the territory of the Republic of Bashkortostan (English translation).
4.228
MTS License No. 134509 for provision of communications services for the provision of communication channels in the territory of the Ivanov region, the Kirov region, the Nizhny Novgorod region, the Yaroslavl region (English translation).
4.229	MTS License No. 131139 for provision of mobile radio telephone services in the territory of the Ivanovo Region (English translation).
4.230
MTS License No. 131715 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of Ufa, the Republic of Bashkortostan (English translation).
4.231
MTS License No. 131718 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Mordovia Republic, the Chuvash Republic—Chuvashia (English translation).
4.232	MTS License No. 131716 for provision of telematic communication services in the territory of the Republic of Mari El (English translation).
4.233
MTS License No. 131720 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Mari El Republic (English translation).
4.234
MTS License No. 131721 for provision of telematic communication services in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, Republic of North Ossetia-Alania (English translation).
4.235	MTS License No. 131138 for provision of data transmission services for the purpose of voice transmission in the territory of the Yaroslavl Region (English translation).
4.236
MTS License No. 131772 for provision of mobile radio telephone services in the territory of the Buryatiya Republic, the Sakha Republic (Yakutia), the Amur region, the Irkutsk region, the Magadan region, the Sakhalin region, the Jewish Autonomous Region, the Chukotsk Autonomous region (English translation).
4.237
MTS License No. 131719 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Daghestan, the Republic of Ingushetia, the KabardinoBalkar Republic, the KarachayevoCherkesia Republic, the Republic of North Ossetia-Alania (English translation).
4.238
MTS License No. 130985 for provision of data transmission services for the purpose of voice transmission in the territory of the Belgorod region, the Bryansk region, the Voronezh region, the Kursk region, the Lipetsk region, the Orel region (English translation).

Exhibits No.	Description
4.239	MTS License No. 129952 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Krasnodar Territory (English translation).
4.240	MTS License No. 130986 for provision of communications services for the provision of communication channels in the territory of the Sakhalin region (English translation).
4.241	MTS License No. 130983 for provision of communications services for the provision of communication channels in the territory of the Buryatiya Republic (English translation).
4.242
MTS License No. 129956 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Astrakhan region (English translation).
4.243
MTS License No. 129955 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Bashkortostan (English translation).
4.244
MTS License No. 130201 for provision of mobile radio telephone services in the territory of the Udmurt Republic, the Perm Territory, the Kirov region, the Kurgan region, the Orenburg region, the Sverdlovsk region, the Tyumen region, the Chelyabinsk region, the Khanty Mansiysk Autonomous region, the YamaloNenetks Autonomous region (English translation).
4.245	MTS License No. 129957 for provision of telematic communication services in the territory of the Republic of Kalmykia (English translation).
4.246
MTS License No. 130982 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Irkutsk region, the Jewish Autonomous region, the Chukotsk Autonomous region, and Koryak Autonomous Area of the Kamchatka region (English translation).
4.247
MTS License No. 130984 for provision of telematic communication services in the territory of the Irkutsk region, the Jewish Autonomous Region, the Chukotsk Autonomous region, and the Koryak District of the Kamchatka Territory (English translation).
4.248	MTS License No. 128519 for provision of telematic communication services in the territory of the Tomsk region (English translation).
4.249	MTS License No. 129943 for provision of communications services for the provision of communication channels in the territory of the Chuvash Republic—Chuvashia (English translation).
4.250	MTS License No. 129947 for provision of data telematic communication services in the territory of the Republic of Adygeya (English translation).
4.251	MTS License No. 129951 for provision of telematic communication services in the territory of the Krasnodar region (English translation).
4.252	MTS License No. 129948 for provision of communications services for the provision of communication channels in the territory of the Republic of Adygeya, the Krasnodar Krai (English translation).
4.253
MTS License No. 129945 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Adygeya (English translation).
4.254	MTS License No. 129949 for provision of telematic communication services in the territory of the Astrakhan region (English translation).

Exhibits No.	Description
4.255	MTS License No. 129942 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Kalmykia (English translation).
4.256
MTS License No. 129950 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Ryazan region: Ryazan (English translation).
4.257	MTS License No. 129944 for provision of telematic communication services in the territory of the Tatarstan Republic (English translation).
4.258	MTS License No. 128529 for provision of communications services for the provision of communication channels in the territory of the Republic of Tuva (English translation).
4.259
MTS License No. 128528 for provision of communications services for the provision of communication channels in the territory of the Republic of Altai, the Altai Territory, the Novosibirsk Region (English translation).
4.260	MTS License No. 128533 for provision of communications services for the provision of communication channels in the territory of the Republic of Khakassia (English translation).
4.261	MTS License No. 129743 for provision of mobile radio telephone services in the territory of the Volgograd region (English translation).
4.262
MTS License No. 128527 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation).
4.263
MTS License No. 128535 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Tomsk region (English translation).
4.264	MTS License No. 128530 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation).
4.265	MTS License No. 128536 for provision of telematic communication services in the territory of the Kamchatka region (excluding the excluding the Koryak Autonomous Area) (English translation).
4.266	MTS License No. 129415 for provision of communication services for the purpose of wire broadcasting in the territory of the Perm Territory (English translation).
4.267	MTS License No. 129416 for provision of mobile radio telephone services in the territory of the Penza region (English translation).
4.268	MTS License No. 128534 for provision of data transmission services, except for data transmission services for the purpose of voice transmission Republic of Altai (English translation).
4.269
MTS License No. 128520 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Buryatiya Republic, the Magadan region, the Sakhalin region, the Kamchatka region (excluding the Koryak Autonomous Area) (English translation).
4.270
MTS License No. 127687 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Saratov region (English translation).

Exhibits No.	Description
4.271	MTS License No. 127689 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Samara region (English translation).
4.272
MTS License No. 128526 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Novosibirsk region (English translation).
4.273
MTS License No. 128517 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Tuva (English translation).
4.274	MTS License No. 128518 for provision of telematic communication services in the territory of the Sakha Republic (Yakutia) (English translation).
4.275
MTS License No. 128522 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Khakassia (English translation).
4.276
MTS License No. 128523 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Kemerovo region (English translation).
4.277	MTS License No. 128525 for provision of telematic communication services in the territory of the Republic of Khakassia (English translation).
4.278	MTS License No. 127688 for provision of telematic communication services in the territory of the Saratov region (English translation).
4.279	MTS License No. 128521 for provision of telematic communication services in the territory of the Republic of Tuva (English translation).
4.280	MTS License No. 127171 for provision of communications services for the provision of communication channels in the territory of the Primorye Territory (English translation).
4.281
MTS License No. 127686 for provision of communications services for the provision of communication channels in the territory of the Samara region, the Saratov region, the Ulyanovsk Region (English translation).
4.282	MTS License No. 127683 for provision of communications services for the provision of communication channels in the territory of the Stavropol Territory, the Astrakhan region (English translation).
4.283
MTS License No. 127172 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Khabarovsk Territory (English translation).
4.284
MTS License No. 127682 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Volgograd Region (English translation).
4.285
MTS License No. 127685 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Stavropol Territory (English translation).
4.286
MTS License No. 127679 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Ulyanovsk Region (English translation).

Exhibits No.	Description
4.287	MTS License No. 127681 for provision of telematic communication services in the territory of the Ulyanovsk region (English translation).
4.288	MTS License No. 127169 for provision of telematic communication services in the territory of the Khabarovsk Territory (English translation).
4.289
MTS License No. 127170 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Zabaikalye Territory (English translation).
4.290	MTS License No. 127680 for provision of telematic communication services in the territory of the Samara region (English translation).
4.291	MTS License No. 127678 for provision of telematic communication services in the territory of the Stavropol Territory (English translation).
4.292	MTS License No. 127684 for provision of telematic communication services in the territory of the Vologda region (English translation).
4.293
MTS License No. 129744 for provision of mobile radio telephone services in the territory of the of Buryatiya Republic, the Republic of Sakha (Yakutia), Zabaykalsky Territory, Kamchatka region, Primorsky Territory, Khabarovsk Territory, Amur region, Irkutsk region, Magadan region, Sakhalin region, Jewish Autonomous region, Chukotsk Autonomous region (English translation).
4.294	MTS License No. 129954 for provision of mobile radio telephone services in the territory of the Rostov region (English translation).
4.295	MTS License No. 134505 for provision of communication services for the purpose of broadcasting in the territory of the Ivanovo, Ivanovo region (English translation).
4.296
MTS License No. 131774 for provision of mobile radio telephone services in the territory of the Belgorod region, the Bryansk region, the Vladimir region, the Voronezh region, the Ivanovo region, the Kaluga region, the Kostroma region, the Vladimir region, the Kursk region, the Lipetsk region, the Nizhniiy Novgorod region, the Orel region, the Ryazan, the Smolensk region, the Tambov region, the Tver region, the Tula region, the Yaroslavl region (English translation).
4.297	MTS License No. 131722 for provision of mobile radio telephone services in the territory of the Altai Territory (English translation).
4.298
MTS License No. 134773 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Tyumen Region, the YamaloNenetsk Autonomous region (English translation).
4.299	MTS License No. 135964 for provision of mobile radio telephone services in fixed communication network in the territory of the YamaloNenetsk Autonomous region (English translation).
4.300
MTS License No. 135966 for provision of data transmission services for the purpose of voice transmission in the territory of the Tyumen Region, the YamaloNenetsk Autonomous region (English translation).
4.301	MTS License No. 137354 for provision of communication services for the purpose of cable broadcasting in the territory of the Russian Federation (English translation).
4.302	MTS License No. 127698 for provision of intrazonal telephone communication services in the territory of the Moscow region, Moscow (English translation).

Exhibits No.	Description
4.303	MTS License No. 128201 for provision of mobile radio telephone services in the territory of the Udmurt Republic, Perm Krai, Kirov region, Kurgan region, Orenburg region, Sverdlovsk region, Tyumen region, Chelyabinsk region, Khanty Mansiysk Autonomous region, YamaloNenetsk Autonomous region (English translation).
4.304
MTS License No. 129953 for provision of data transmission services, except for data transmission services for the purpose of voice transmission in the territory of the Republic of Tatarstan (English translation).
4.305	MTS License No. 135956 for provision of intrazonal telephone communication services in the territory of the Perm Territory (English translation).
4.306
MTS License No. 129946 for provision of local telephone communication services, excluding local telephone communication services using coin-box telephones and public access services in the territory of the Kaluga region (English translation).
4.307
MTS License No. 0011997 for the development, production, distribution of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means, performing works, rendering services in the field of information encryption services, maintenance of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means (except if the maintenance of encryption (cryptographic) means, information systems and telecommunication systems protected with encryption (cryptographic) means is carried out to satisfy the needs of the legal entity or individual entrepreneur) (English translation).
4.308	MTS Ukraine License No. 521949 for use of radio frequency resources of Ukraine (English translation).
8.1	List of Subsidiaries of Mobile TeleSystems Public Joint Stock Company.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Approved General Meeting of Shareholders of Mobile TeleSystems PJSC held on June 25, 2015 and became effective upon registration with the Federal Tax Service on July 1, 2015.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2016	MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY
	By:	/s/ Andrey A. Dubovskov
		Name:	Andrey A. Dubovskov
		Title:	President and Chief Executive Officer

PJSC MOBILE
TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2015, 2014 and January 1, 2014
and for the Years Ended December 31, 2015 and 2014

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mobile TeleSystems PJSC:

        We have audited the accompanying consolidated statement of financial position of Mobile TeleSystems PJSC and subsidiaries ("the Group") as of December 31, 2015 and 2014 and January 1, 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems PJSC and subsidiaries as of December 31, 2015 and 2014 and January 1, 2014, and as the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 21, 2016

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015, 2014 AND JANUARY 1, 2014

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2015	December 31, 2014	January 1, 2014
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	12	302,662	299,023	269,838
Investment property		364	290	2,233
Goodwill	13	34,468	36,311	32,704
Other intangible assets	15	74,596	62,209	41,625
Investments in associates	8	9,299	15,217	11,232
Other investments	9	34,667	17,065	6,320
Deferred tax assets	20	9,287	6,186	2,334
Income tax assets		—	—	1,358
Accounts receivable, related parties	22	3,335	—	—
Other financial assets	18	25,203	21,950	1,831
Other non-financial assets		480	—	—

Total non-current assets		494,361	458,251	369,475

CURRENT ASSETS:
Inventories	11	14,510	7,509	8,498
Trade and other receivables	10	34,542	34,463	37,016
Accounts receivable, related parties	22	6,326	4,525	965
Short-term investments	7	49,840	9,942	14,633
Advances paid and prepaid expenses		4,648	4,278	3,149
VAT receivable		9,815	8,071	6,651
Income tax assets		5,190	8,656	7,051
Assets held for sale		549	2,136	29
Cash and cash equivalents	6	33,464	61,410	30,612
Other assets		133	63	139

Total current assets		159,017	141,053	108,743

TOTAL ASSETS		653,378	599,304	478,218

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

AS OF DECEMBER 31, 2015, 2014 AND JANUARY 1, 2014

(Amounts in millions of Russian Rubles)

	Notes	December 31, 2015	December 31, 2014	January 1, 2014
EQUITY AND LIABILITIES
EQUITY:
Common stock	23	207	207	207
Treasury stock	23	(24,468)	(24,464)	(24,482)
Additional paid-in capital		—	5,052	2,506
Retained earnings		173,200	174,556	172,527
Accumulated other comprehensive income	23	11,176	13,478	1,733

Equity attributable to owners of the Company		160,115	168,829	152,491
Non-controlling interests		8,256	9,793	4,106

Total equity		168,371	178,622	156,597

NON-CURRENT LIABILITIES:
Borrowings	16	292,168	248,549	192,664
Deferred tax liabilities	20	27,346	24,809	14,739
Provisions	17	2,565	2,838	4,535
Other non-financial liabilities		4,342	4,584	4,863
Other financial liabilities	18	676	522	3,321

Total non-current liabilities		327,097	281,302	220,122

CURRENT LIABILITIES:
Trade and other payables		57,756	52,584	39,260
Accounts payable, related parties	22	1,809	4,674	3,315
Subscriber prepayments		17,451	19,355	17,884
Borrowings	16	53,701	41,416	24,460
Income tax liabilities		831	1,368	997
Provisions	17	7,863	8,684	7,469
Liabilities related to disposal group held for sale		—	227	—
Other non-financial liabilities		8,721	5,852	8,114
Other financial liabilities	18	9,778	5,220	—

Total current liabilities		157,910	139,380	101,499

TOTAL EQUITY AND LIABILITIES		653,378	599,304	478,218

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Service revenue		390,690	381,245
Sales of goods		40,542	29,535

	26	431,232	410,780
Cost of services		130,592	119,567
Cost of goods	11	36,580	25,450
Selling, general and administrative expenses	24	89,302	88,275
Depreciation and amortization		82,473	75,021
Operating share of the profit of associates	8	(3,457)	(3,458)
Provision for investments in distressed Ukrainian banks	29	1,698	5,138
Gain from re-entrance into Uzbekistan		—	(6,734)
Impairment of goodwill in Armenia	14	3,516	—
Other expenses		2,669	1,819

Operating profit		87,859	105,702

Finance income	25	(8,368)	(4,519)
Finance costs	25	26,630	17,260
Currency exchange loss		6,213	17,911
Non-operating share of the loss of associates	8	3,781	6,538
Change in fair value of financial instruments		(1,014)	95
Other (income) / expenses		(56)	936

Profit before tax		60,673	67,481

Income tax expense	20	13,269	15,985

Profit for the year		47,404	51,496

Profit / (loss) for the year attributable to:
Owners of the Company		49,489	51,306
Non-controlling interests		(2,085)	190
Earnings per share (basic and diluted), Russian Rubles:	21	24.88 and 24.87	25.80 and 25.78

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2015	Year ended December 31, 2014
Profit for the year	47,404	51,496
Other comprehensive (loss) / income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain	86	278
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	1,465	10,948
Net fair value (loss) / gain on financial instruments	(3,223)	2,664

Other comprehensive (loss) / income for the year, net of income tax	(1,672)	13,890

Total comprehensive income for the year	45,732	65,386

Total comprehensive income / (loss) for the year attributable to:
Owners of the Company	47,187	63,051
Non-controlling interests	(1,455)	2,335

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock				Foreign currency translation reserve	Remeasurements of the net defined benefit liability		Equity attributable to equity holders
					Additional paid-in capital	Investments revaluation reserve			Retained earnings		Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2014	2,066,413,562	207	(77,582,378)	(24,482)	2,506	1,604	—	129	172,527	152,491	4,106	156,597

Profit for the year	—	—	—	—	—	—	—	—	51,306	51,306	190	51,496
Other comprehensive income for the year, net of income tax	—	—	—	—	—	2,664	8,803	278	—	11,745	2,145	13,890
Total comprehensive income for the year	—	—	—	—	—	2,664	8,803	278	51,306	63,051	2,335	65,386
Issuance of stock options	—	—	—	—	167	—	—	—	—	167	—	167
Dividends declared by MTS	—	—	—	—	—	—	—	—	(49,325)	(49,325)	—	(49,325)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(356)	(356)
Unclaimed dividends over 3 years	—	—	—	—	—	—	—	—	48	48	—	48
Effect from reentrance into Uzbekistan	—	—	—	—	—	—	—	—	—	—	3,565	3,565
Sale of own stock	—	—	90,881	20	4	—	—	—	—	24	—	24
Purchase of own stock	—	—	(9,935)	(2)	—	—	—	—	—	(2)	—	(2)
Acquisition of NCI in Teleservice	—	—	—	—	(23)	—	—	—	—	(23)	(3)	(26)
Increase in MTS Bank equity	—	—	—	—	112	—	—	—	—	112	—	112
Sale of building to Sistema	—	—	—	—	233	—	—	—	—	233	13	246
Sale of Business Nedvizhimost (Note 5)	—	—	—	—	2,053	—	—	—	—	2,053	133	2,186

Balances at December 31, 2014	2,066,413, 562	207	(77,501,432)	(24,464)	5,052	4,268	8,803	407	174,556	168,829	9,793	178,622

Profit / (loss) for the year	—	—	—	—	—	—	—	—	49,489	49,489	(2,085)	47,404
Other comprehensive (loss) / income for the year, net of income tax	—	—	—	—	—	(3,223)	835	86	—	(2,302)	630	(1,672)
Total comprehensive (loss) / income for the year	—	—	—	—	—	(3,223)	835	86	49,489	47,187	(1,455)	45,732
Issuance of stock options	—	—	—	—	158	—	—	—	—	158	—	158
Dividends declared by MTS	—	—	—	—	—	—	—	—	(50,061)	(50,061)	—	(50,061)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	(480)	(480)	(257)	(737)
Sale of own stock	—	—	9,935	2	—	—	—	—	—	2	—	2
Purchase of own stock	—	—	(29,666)	(6)	—	—	—	—	—	(6)	—	(6)
Disposal of Intellect Telecom (Note 5)	—	—	—	—	252	—	—	—	—	252	14	266
Disposal of Rent Nedvizhimost (Note 5)	—	—	—	—	6,003	—	—	—	—	6,003	343	6,346
Acquisition of NIS (Note 5)	—	—	—	—	(506)	—	—	—	—	(506)	(29)	(535)
Acquisition of NVision (Note 5)	—	—	—	—	(10,371)	—	—	—	—	(10,371)	—	(10,371)
Acquisition of Stream (Note 5)	—	—	—	—	(997)	—	—	—	—	(997)	—	(997)
Changes in ownership interest with no gain/loss of control—MGTS and NIS	—	—	—	—	105	—	—	—	—	105	(153)	48
Reclassification to retained earnings	—	—	—	—	304	—	—	—	(304)	—	—	—

Balances at December 31, 2015	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	47,404	51,496
Adjustments for:
Depreciation and amortization	82,473	75,021
Impairment of goodwill in Armenia	3,516	—
Non-cash gain from reentrance into Uzbekistan	—	(6,724)
Non-cash provision for investment in Delta Bank	—	5,061
Finance income	(8,368)	(4,519)
Finance costs	26,630	17,260
Income tax expense	13,269	15,985
Currency exchange loss	6,213	17,911
Amortization of deferred connection fees	(2,362)	(1,912)
Share of the loss of associates	324	3,080
Change in fair value of financial instruments	(1,014)	95
Inventory obsolescence expense	384	357
Allowance for doubtful accounts	3,221	3,270
Change in provisions	7,265	8,965
Other non-cash items	(562)	(31)
Movements in operating assets and liabilities:
Decrease in trade and other receivables	2,781	5,412
(Increase) / decrease in inventory	(5,998)	731
Decrease in advances paid and prepaid expenses	574	1,217
Increase in VAT receivable	(642)	(1,058)
Decrease in trade and other payables and other current liabilities	(4,449)	(12,790)
Dividends received	3,269	2,650
Income tax paid	(9,643)	(9,906)
Interest received	4,760	3,752
Interest paid, net of interest capitalized	(24,957)	(16,344)

NET CASH PROVIDED BY OPERATING ACTIVITIES	144,088	158,979

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired	—	(2,755)
Purchases of property, plant and equipment (including capitalized interest in amount of RUB 885 million and RUB 790 million, respectively)	(76,671)	(73,573)
Purchases of other intangible assets	(19,440)	(18,356)
Purchase of 3G and 4G licenses in Ukraine and Russia	(10,426)	—
Proceeds from sale of property, plant and equipment and assets held for sale	2,988	619
Purchases of short-term investments	(33,014)	(36,013)
Proceeds from sale of short-term investments	31,572	47,619
Proceeds from sale of other investments	106	19,831
Purchases of other investments	(40,471)	(34,613)
Investments in associates	—	(7,767)

NET CASH USED IN INVESTING ACTIVITIES	(145,356)	(105,008)

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of Russian Rubles)

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(24,018)	(23,153)
Notes and debt issuance cost paid	(1,244)	(360)
Finance lease obligation principal paid	(409)	(227)
Dividends paid	(50,786)	(49,921)
Cash flows from transactions under common control	(4,821)	508
Proceeds from loans	63,162	69,179
Repayment of loans	(16,132)	(29,235)
Cash inflow under credit guarantee agreement related to foreign-currency hedge (Note 19)	6,706	—
Other financial activities	(53)	(3)

NET CASH USED IN FINANCING ACTIVITIES	(27,595)	(33,212)

Effect of exchange rate changes on cash and cash equivalents	761	10,195

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(28,102)	30,954

CASH AND CASH EQUIVALENTS, beginning of the year, including cash and cash equivalents within assets held for sale 156 and nil, respectively	61,566	30,612
CASH AND CASH EQUIVALENTS, end of the year	33,464	61,566
Less cash and cash equivalents within assets held for sale	—	156

CASH AND CASH EQUIVALENTS, end of the year	33,464	61,410

The accompanying notes are an integral part of these consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

1. GENERAL INFORMATION AND DESCRIPTION OF BUSINESS

        Public Joint-Stock Company Mobile TeleSystems ("MTS PJSC", or "the Company") is a company incorporated under the laws of the Russian Federation and having its registered address at 4, Marksistskaya Street, 109147, Moscow, Russian Federation.

        The consolidated financial statements of the Company and its subsidiaries ("the Group" or MTS) as of 31 December 2015, 2014 and January 1, 2014, and for the years ended 31 December 2015 and 2014 were authorized for issue by the General Director on March 21, 2016.

        Business of the Group—MTS PJSC was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS. MTS PJSC's majority shareholder is Joint-Stock Financial Corporation Sistema or "Sistema", whose controlling shareholder is Vladimir P. Yevtushenkov.

        The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, as well as selling equipment and accessories. The Group's principal operations are located in Russia, Ukraine, Turkmenistan, Uzbekistan and Armenia.

        MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol "MBT". Since 2003 common shares of MTS PJSC have been traded on the Public Joint-Stock Company "Moscow Exchange MICEX-RTS" ("Moscow Exchange").

        Since 2009, the Group has been developing its own retail network, operated by Russian Telephone Company CJSC ("RTC"), a wholly owned subsidiary of MTS PJSC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

        Basis of preparation—The Group has previously prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Its last issued consolidated financial statements prepared in accordance with US GAAP are those as of December 31, 2014 and for the year then ended.

        These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as of December 31, 2015 and for the year than ended.

        These financial statements are the Group's first consolidated financial statements prepared in accordance with IFRSs, and accordingly IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied.

        An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 4. The Note 4 includes reconciliations of equity and comprehensive income for comparative periods and at the date of transition reported under US GAAP to those reported for those periods and at the date of transition under IFRS.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        These consolidated financial statements are prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Amounts in the consolidated financial statements are stated in millions of Russian Rubles, unless indicated otherwise.

        Basis of consolidation—The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has the power over the entity, is exposed and has rights to variable returns, and is able to use power to affect its amount of variable returns. The results of the controlled entities acquired or disposed of during the reporting period are included in the consolidated financial statements from the date, the Group achieves control over the entity, or until the date on which the Company ceases to control the entity. If necessary, the accounting policies of controlled entities' are aligned with the accounting policy applied by the Group. All intra-group balances, income, expenses and cash flows are eliminated on consolidation.

        Those entities where the Group exercises significant influence are recognized as associates and accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. These entities are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group's proportionate share in the fair values of the entity's identifiable assets and liabilities. The carrying amount of the investment accounted for using the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use. The Group presents its share in profits or losses in associates within operating profit if those interests are viewed as part of Group's core operations. As of December 31, 2015, only MTS Belarus was considered to be a part of Group's core operating activity. Shares in profits and losses of other Group's associates were presented as non-operating items.

        The Group has joint operations with MTS Bank, a Group associate, relating to the development of the MTS Dengi project and Vimpelcom, relating to construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement have a right to the assets, and obligations for the liabilities, relating to the arrangement. Respectively, each operator accounts for its share of the joint assets and its agreed share of any liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement.

        Investments in shares of the companies over which the Group does not have control or an ability to exercise significant influence are accounted for under the cost method. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        As of December 31, 2015, December 31, 2014 and January 1, 2014, the Company had investments in the following significant entities:

	Accounting method	December 31, 2015	December 31, 2014	January 1, 2014
MTS Turkmenistan	Consolidated	100.0%	100.0%	100.0%
MTS Bermuda(1)	Consolidated	100.0%	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%	100.0%
RTC	Consolidated	100.0%	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%	100.0%
TVT(2)	Consolidated	—	—	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%	100.0%
Sistema Telecom(2)	Consolidated	—	—	100.0%
Elf Group(2)	Consolidated	—	—	100.0%
Intercom(2)	Consolidated	—	—	100.0%
Zheleznogorsk City Telephone Communications ("ZhelGorTeleCom")(2)	Consolidated	—	—	100.0%
Pilot(2)	Consolidated	—	—	100.0%
TVKiK(2)	Consolidated	—	—	100.0%
Dega	Consolidated	100.0%	100.0%	100.0%
SMARTS Group(3)	Consolidated	—	100.0%	—
NVision Group	Consolidated	100.0%	—	—
Stream	Consolidated/ Equity	100.0%	45.0%	45.0%
Metro-Telecom	Consolidated	95.0%	95.0%	95.0%
MGTS Group	Consolidated	94.7%	94.6%	94.6%
K-Telecom	Consolidated	80.0%	80.0%	80.0%
Navigation Information Systems Group	Consolidated	77.7%	—	—
UMS	Consolidated	50.01%	50.01%	—
MTS International Funding Limited(4) ("MTS International")	Consolidated	SE	SE	SE
MTS Belarus	Equity	49.0%	49.0%	49.0%
Intellect Telecom	Equity	—	47.3%	47.3%
MTS Bank	Equity	27.0%	27.0%	26.3%
Zifrovoe TV	Equity	20.0%	—	—
OZON Holdings Limited	Equity	10.8%	10.8%	—

(1)
A wholly-owned subsidiary established to repurchase the Group's ADSs

(2)
Merged with MTS PJSC on October 1, 2014.

(3)
Merged with MTS PJSC on December 15, 2015.

(4)
A private company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023,

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

  respectively (Note 16). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes' maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

        Acquisitions from entities under common control—Business combinations arising from transfers of interests in entities that are under common control with the Group are consolidated prospectively starting from the date, the control over those entities is passed to the Group. The assets and liabilities acquired are recognized at the carrying values recoded previously in the counterparty's financial statements with the resulting gain or loss recognized directly in equity.

        Functional currency translation methodology—As of December 31, 2015, the functional currencies of Group entities were as follows:

  •
  For entities incorporated in the Russian Federation, MTS Bermuda, Dega and MTS International—the Russian Ruble ("RUB");

  •
  For MTS Ukraine—the Ukrainian Hryvna;

  •
  For MTS Turkmenistan—the Turkmenian Manat;

  •
  For K-Telecom—the Armenian Dram;

  •
  For Universal Mobile Systems ("UMS")—the Uzbek Sum;

  •
  For MTS Belarus—the Belorussian Ruble.

        Foreign-currency transactions are translated into the functional currency at the exchange rates at the dates of the transactions. At the reporting date, monetary items denominated in foreign currencies are translated at the closing rate, whereas non-monetary items are stated at the exchange rate at the date of their recognition. Exchange rate differences are recognized in profit or loss.

        For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

        Management estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Significant estimates include allowance for doubtful accounts and inventory obsolescence, the valuation of assets acquired and liabilities assumed in business combinations, the recoverability of

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

investments and the valuation of goodwill, property, plant and equipment and intangible assets, liability under put option agreement, certain provisions and financial instruments.

        Property, plant and equipment—Property, plant and equipment, including improvements, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life, as follows:

Network and base station equipment:
Network infrastructure	3 - 44 years
Other	5 - 21 years
Land and buildings:
Buildings	20 - 150 years
Leasehold improvements	the term of the lease
Office equipment, vehicles and other:
Office equipment	2 - 21 years
Vehicles	3 - 7 years
Other	2 - 25 years

        The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

        The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the consolidated statement of profit or loss.

        Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

        Borrowing costs—Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset during the construction phase that necessarily takes a substantial period of time are capitalized as part of property, plant and equipment until the asset is substantially ready for its intended use. The Group considers a construction period of more than six months to be substantial.

        Other intangible assets—Other intangible assets primarily consist of billing, telecommunication, accounting and office software as well as numbering capacity, customer base and licenses. These assets are assets with finite useful lives. They are initially recognized at cost and amortized on a straight-line basis over their estimated useful lives.

        Goodwill—Goodwill represents an excess of consideration transferred plus the fair value of any non- controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets of the acquired entity. Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated. The impairment test is carried out on a regular basis at the end of each financial year, as well as whenever there are

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

indications that the carrying amount of the cash-generating unit is impaired. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash- generating units that are expected to benefit from the synergies of the combination. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced. Impairment losses for goodwill must not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro-rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

        Impairments of intangible assets and property, plant and equipment—Impairments are identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to individual assets, recoverability is assessed on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. In addition, at the end of each period the Group assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or may be decreased. If the impairment loss is reversed, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

        Assets and disposal groups held for sale—The Group classifies assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is met only when the assets (or disposal group) are available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale is highly probable to occur within a year. Held for sale assets and disposal groups are measured at the lower of carrying amount or fair value less cost to sell.

        Inventories and spare parts—Inventories are stated at the lower of cost or net realizable value. Inventory cost is determined using the weighted average cost method. Handsets and accessories held for sale are expensed when sold. The Group regularly assesses its inventories for obsolete and slow- moving stock.

        Value-added tax ("VAT")—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

        Income taxes—Income taxes of the Group's Russia-incorporated entities have been computed in accordance with Russian legislation and are based on the taxable profit for the period. The corporate income tax rate in Russia is 20%. The withholding tax rate on dividends paid within Russia is 13%. The foreign subsidiaries of the Group are paying withholding taxes in their respective jurisdictions. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases of assets

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

        Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade and other receivables, investments (mainly deposits with original maturity of more than three months, originated loans and notes) and derivative financial assets. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds, trade and other payables, bank loans, finance lease obligations and derivative financial liabilities. Financial instruments are recognized as soon as the Group becomes a party to the contractual regulations of the financial instrument.

        Financial assets and financial liabilities are recognized initially at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, except for a financial asset or liability accounted for at fair value through profit or loss, in which case transaction costs are expensed. Subsequently they are measured either at amortized cost or fair value depending on classification of those assets and liabilities based on their purpose. Financial assets can be classified as 1) financial assets at fair value through profit or loss; 2) held-to-maturity investments; 3) available for sale financial assets; 4) loans and receivables. Financial liabilities can be classified as 1) financial liabilities at fair value or 2) other financial liabilities.

        Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts, as well as short-term bank deposits, which have original maturities of less than three months. Such investments are measured at amortized cost.

        Trade and other receivables—Trade and other receivables and are stated at their nominal value as reduced by appropriate allowance for doubtful accounts.

        Allowance for doubtful accounts—The Group provides an allowance for doubtful accounts based on management's periodic review with respect to the recoverability of trade receivables, advances given, loans and other receivables. Such allowance reflects specific cases, collection trends or estimates based on evidence of collectability.

        Short-term investments—Short-term investments mainly represent investments in loans, time deposits, which have original maturities in excess of three months and are repayable in less than twelve months, as well as investments in a mutual investment fund and debt securities. The investment in the mutual investment fund and debt securities were classified as available for sale and carried at fair value with unrealized gains and losses recorded as part of other comprehensive income. Deposits and loans are carried at amortized cost.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

        Other investments—Other investments consist primarily of long-term deposits, which are repayable in more than a year, loans, notes and equity holdings in private companies. Deposits, loans and notes not quoted in active market are classified as loans and receivables and carried at amortized cost. The notes quoted in active market are classified based on Group's intention and ability to hold these notes to maturity either as held to maturity or available for sale. The Group reviews these investments for indicators of impairment on a regular basis.

        Trade payables and other non-derivative financial liabilities are measured at amortized cost.

        Hedging activities—The Group uses derivative instruments, including interest rate and foreign currency swaps, to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current financials assets or liabilities in the consolidated statement of financial position. Cash flows from derivatives are classified according to their nature. The Group reviews related fair value hierarchy classifications on a quarterly basis. The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments.

        The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met.

        Fair value hedges—Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

        Cash flow hedges—The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income.

        The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses accumulated in other comprehensive income are immediately reclassified into consolidated statement of profit or loss when related hedged transactions affects earnings.

        For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are recorded immediately in profit or loss.

        Assets and liabilities related to multiple derivative contracts with one counterparty are not offset by the Group.

        Fair value of financial instruments—Fair value of financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities;

  •
  Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

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

        Liability under put option agreement—To optimize the structure of business acquisitions and to defer payment of the purchase price, the Group enters into put and call option agreements to acquire the remaining noncontrolling stakes in newly acquired subsidiaries. Upon initial recognition, the commitment to purchase non-controlling interests is recognized as a financial liability for the present value of the redemption amount, which approximates its fair value. Subsequent changes in the value of the commitment are recognized in profit or loss for the reporting period.

        Finance leases—Leases are classified as finance whenever the terms of the lease transfer substantially all risks and rewards incidental to ownership of the leased asset to the Group. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the lease term. The corresponding liability is recognized in the statement of financial position within borrowings. The discount rate used in the calculating the present value of minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Group's incremental borrowing rate is used.

        Share-based payment programs—Equity-settled share-based payment transactions are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period and offset against capital reserves. For cash-settled share-based payment transactions, the fair value of the obligation is newly determined at each reporting date and at the settlement date, and the changes in the fair value are recognized in profit or loss, until the liability is settled.

        Retirement benefits—MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement, which form a defined benefit plan. The cost of providing benefits is determined using projected unit credit method with actuarial valuation being carried out at the end of each reporting period.

        Provisions—Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the managements' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. The main provisions the Group holds are in relation of employees' bonus and other rewards, decommissioning and restoration obligation, tax provisions as well as legal claims.

        Provision for decommissioning and restoration—The Group calculates provision for decommissioning and restoration when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group's obligations relate primarily to the cost of removing its

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

equipment from sites. The Group recorded the present value of provision for decommissioning and restoration as non-current provisions in the consolidated statement of financial position.

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

        Revenue recognition—Revenue includes all revenues from the ordinary business activities of the Group. Revenues are measured at the fair value of the consideration received or receivable and recorded net of value-added tax. The Group recognizes revenue when the amount of revenue and related costs can be measured reliably; when it is probable that future economic benefit will flow to the Group; and when specific criteria have been met, as described below.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

value on the market. Revenue on the devices sales is recognized at the moment of their sale, and the revenue on provision of free telecommunication services is deferred and recognized upon consumption by a subscriber.

        Prepaid cards—The Group sells prepaid cards to subscribers separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as subscriber prepayments. These cards allow subscribers to make a predetermined allotment of wireless phone calls and / or take advantage of other services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer, whereby the customer uses the airtime or the card expires.

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

Standards, interpretations and amendments in issue but not yet effective

        The Group has not applied the following new and revised IFRSs that have been issued but not yet effective:

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from contracts with Customers(2)
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations(3)
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization(3)
Amendments IFRSs	Annual Improvements to IFRSs 2012-2014 cycle(3)
Amendments to IAS 19	Defined Benefit Plans: Employee Contribution(3)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses(3)
Amendments to IAS 1	Disclosure Initiative(3)
IFRS 16	Leases(4)

(1)
Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

(2)
Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted

(3)
Effective for annual periods beginning on or after January 1, 2016, with earlier application permitted

(4)
Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted

        IFRS 9, Financial Instruments.    IFRS 9 governs the classification and measurement of financial assets and liabilities, derecognition, impairment and hedge accounting matters. The Group is currently evaluating the impact of these amendments on the Group's consolidated financial statements.

        IFRS 15, Revenue from Contracts with Customers.    This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaces the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when "control" of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Group is currently evaluating the impact of these amendments and the transition alternatives on the consolidated financial statements.

        IFRS 16, Leases.    This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. Going forward, lessees will therefore no longer required to make the distinction between finance and operating leases. For all leases, the lessee will recognize a lease liability in its statement of financial position for the obligation to make future lease payments. At the same time, the lessee will capitalize a right of use to the underlying asset which is generally equivalent to the present value of the future lease payment plus directly attributable expenditures. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions. The Group is currently evaluating the impact of these amendments on the consolidated financial statements.

        Other mentioned IFRS pronouncements do not have a material impact on the Group's consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Critical accounting estimates

        A critical accounting estimate is an estimate that is both important to the presentation of the Group's financial position and requires management's most difficult, subjective or complex judgments, often as a result of the need to determine estimates and develop assumptions about the outcome of matters that are inherently uncertain.

        Management evaluates such estimates on an on-going basis, based upon historical results, historical experience, trends, consultations with experts, forecasts of the future, and other methods which

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

management considers reasonable under the circumstances. Management considers the accounting estimates discussed below to be its critical accounting estimates, and, accordingly, provides an explanation of each.

Depreciation and amortization of non-current assets

        Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license period and the expected developments in technology and markets.

        The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. The actual economic lives of intangible assets may be different from our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives.

        The Group continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Notes 12 and 15 for further information.

Impairment of non-current assets

        The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

        Pursuant to IAS 36, goodwill and other intangible assets with indefinite useful lives and intangible assets not yet brought into use must be tested for impairment annually or more often if indicators of impairment exist. Other assets are tested for impairment when circumstances indicate that there may be a potential impairment.

        Estimating recoverable amounts of assets and CGUs must, in part, be based on management's evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets, could significantly impact the Group's impairment evaluation and hence results.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

        All of the Group's operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy, and increased macroeconomic risks, impact our assessment of cash flow forecasts and the discount rates applied.

        There are significant variations between different markets with respect to growth, mobile penetration, Average Revenue Per User ("ARPU"), market share and similar parameters, resulting in differences in operating margins. The future developments of operating margins are important in the Group's impairment assessments, and the long-term estimates of these margins are highly uncertain.

        See Notes 13 and 14 for further information about the goodwill and impairment test.

Fair value of financial instruments

        Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 18 for further information.

Provisions and contingencies

        The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group's business, licenses, tax positions and investments, where the outcomes are subject to significant uncertainty. In addition, significant uncertainty exists in relation of employee bonuses and other rewards, which depend on their individual performance and Group's results. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss or related expense. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable.

        See Note 17 and Note 29 for further information.

4. IFRS FIRST-TIME ADOPTION

        The date of transition to IFRS is January 1, 2014. For periods up to and including the year ended December 31, 2014, the Group prepared its consolidated financial statements in accordance with US GAAP.

        The accounting principles described in Note 2 were applied when preparing the consolidated financial statements as of December 31, 2015 and for the year then ended, comparative information and the opening statement of financial position as of the date of transition to IFRS. An explanation of how the transition from US GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set further in this note.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

        As a first-time adopter of IFRS, the Group applied IFRS 1, First-Time Adoption of International Financial Reporting Standards. The Standard contains a number of voluntary and mandatory exemptions from the requirement to retrospectively apply IFRS effective at December 31, 2015.

        The Group has applied the mandatory exceptions and certain optional exemptions as set out below:

        Business combinations—The Group has not applied IFRS 3, Business Combinations, retrospectively to business combinations occurred before the date of transition to IFRS. As a result, assets recognized and liabilities assumed in past business combinations under US GAAP have remained unchanged at the date of transition.

        Provision for decommissioning and restoration—The Group has elected to use the IFRS 1 exemption relating to recognition of historical changes in the measurement of decommissioning liabilities and therefore measures those in accordance with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, as of January 1, 2014.

        Borrowing costs—The Group has applied the transitional provisions in IAS 23, Borrowing costs, and capitalizes borrowing costs on qualifying assets as of the date of transition, and where the construction was commenced as of and after the date of transition to IFRS. Borrowing costs capitalized under US GAAP prior to the date of transition have not been adjusted.

        Currency translation differences—The Group has used the IFRS 1 exemption relating to IAS 21, The Effects of changes in foreign currency rates. As a result, the cumulative translation differences for all foreign operations of the Group were set to be zero at the date of transition. The gain or loss on a subsequent disposal of any foreign operation will include only translation differences that arose after the date of transition.

        Estimates—The estimates as of the transition date are consistent with those made under US GAAP.

        Changes in the presentation—The Group changed the presentation of certain items in the consolidated statements of financial position, profit or loss and comprehensive income as compared to the presentation used under US GAAP. The most significant changes in the presentation related to:

  •
  Interest receivable and payable are presented as part of trade and other receivables or payables instead of being part of other current assets and accrued liabilities;

  •
  VAT payable is included in other current non-financial liabilities instead of being a part of accrued liabilities;

  •
  Income tax assets are presented as a separate items instead of being part of prepaid expenses, other non-current assets, respectively;

  •
  Derivative assets and liabilities are presented as part of other financial assets and liabilities instead of being a part of other current or non-current assets and other long-term liabilities;

  •
  The liability related to the put option over non-controlling interests is included in other non- current / current financial liabilities instead of being a separate line item; under US GAAP the

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

    change in fair value of this liability was recognized in equity, while under IFRS this change is recognized in profit or loss as a change in the fair value of financial instruments;

  •
  Provisions for decommissioning and restoration is included in provisions instead of being part of other long-term liabilities;

  •
  Tax provisions other than income tax are excluded from accrued liabilities and presented within current provisions;

  •
  Employee-related liabilities (except for bonus and stock option related liabilities), accruals for services are presented within trade and other payables instead of being part of accrued liabilities. Bonus and stock option related obligation are included in current provisions;

  •
  Retirement and post-retirement obligations are included in non-current provisions instead of being a separate line item;

  •
  Current deferred connection fees as well as taxes other than VAT and income tax are presented as other current non-financial liabilities, instead of being a separate line item or a part of accrued liabilities;

  •
  Non-current deferred connection fees as well as property, plant and equipment contributions are presented within other non-current non-financial liabilities instead of being separate line items;

  •
  Prepayments related to taxes other than income and custom services are included in advances paid and prepaid expenses instead of being part of other current assets;

  •
  Licenses are included in other intangible assets instead of being a separate line item;

  •
  Investment property is presented as a separate line item instead of being a part of property plant and equipment;

  •
  Notes payable and debt are presented aggregately in borrowings instead of being separate line items;

  •
  Personnel costs related to employees assigned to the operation and maintenance of the network, repair costs as well as rent and incidental cost for network sites are included in cost of services instead of being part of general and administrative expenses;

  •
  Other operating expense/income are reduced to reflect only items relating to disposal of property, plant and equipment or intangible assets, impairments (including bad debt allowance and inventory obsolescence reserve), any write offs or gains resulting from annual stock taking, compensation of losses.

  •
  Changes in current income tax assets and liabilities, interest receivable and payable are presented gross in the statement of cash flows. Accordingly, related expenses or income as well as cash payments and receipts are presented in separate line items. For US GAAP purposes, these changes were presented net in changes in operating assets and liabilities lines; and

  •
  Changes in provisions, recognized in the statement of profit or loss for the reporting period, are stated as a separate line item of statement of cash flows instead of being included in the change of trade payables, accrued and other liabilities.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

        Reconciliation of equity as of January 1, 2014 (date of transition to IFRS):

	Notes	US GAAP	Adjustments	Reclassification	IFRS
ASSETS
Property, plant and equipment	H, I, J, K	268,427	1,411	—	269,838
Investment property		2,233	—	—	2,233
Goodwill		32,704	—	—	32,704
Other intangible assets		41,625	—	—	41,625
Investments in associates	A, M	13,394	(62)	(2,100)	11,232
Other investments	A	4,392	(172)	2,100	6,320
Deferred tax assets	B	862	—	1,472	2,334
Income tax assets		1,358	—	—	1,358
Other financial assets		1,831	—	—	1,831
Other non-financial assets	C	2,022	—	(2,022)	—

Total non-current assets		368,848	1,177	(550)	369,475

			—	—
Inventories		8,498	—	—	8,498
Trade and other receivables		37,016	—	—	37,016
Accounts receivable, related parties		965	—	—	965
Short-term investments		14,633	—	—	14,633
Advances paid and prepaid expenses		3,149	—	—	3,149
VAT receivable		6,651	—	—	6,651
Income tax assets		7,051	—	—	7,051
Assets held for sale		29	—	—	29
Cash and cash equivalents		30,612	—	—	30,612
Other assets	B	8,072	—	(7,933)	139

Total current assets		116,676	—	(7,933)	108,743

TOTAL ASSETS		485,524	1,177	(8,483)	478,218

EQUITY AND LIABILITIES
Common stock		207	—	—	207
Treasury stock		(24,482)	—	—	(24,482)
Additional paid-in capital		3,020	(514)	—	2,506
Retained earnings	D	188,218	677	(16,368)	172,527
Accumulated other comprehensive (loss) / income	D	(15,030)	395	16,368	1,733

Equity attributable to owners of the Company		151,933	558	—	152,491
Non-controlling interests		4,122	(16)	—	4,106

Total equity		156,055	542	—	156,597

Borrowings	C	194,083	—	(1,419)	192,664
Deferred tax liabilities	B	21,201	(2)	(6,460)	14,739
Provisions	J, L	4,137	398	—	4,535
Other non-financial liabilities		4,863	—	—	4,863
Other financial liabilities		3,321	—	—	3,321

Total non-current liabilities		227,605	396	(7,879)	220,122

Trade and other payables	L, N	39,555	(295)	—	39,260
Accounts payable, related parties		3,315	—	—	3,315
Subscriber prepayments		17,884	—	—	17,884
Borrowings	C	25,064	—	(604)	24,460
Income tax liabilities		997	—	—	997
Provisions		7,469	—	—	7,469
Other non-financial liabilities	N	7,580	534	—	8,114

Total current liabilities		101,864	239	(604)	101,499

TOTAL EQUITY AND LIABILITIES		485,524	1,177	(8,483)	478,218

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

        Reconciliation of equity as of December 31, 2014:

	Notes	US GAAP	Adjustments	Reclassification	IFRS
ASSETS
Property, plant and equipment	H, I, J, K	299,189	(166)	—	299,023
Investment property		290	—	—	290
Goodwill		36,311	—	—	36,311
Other intangible assets		62,469	(260)	—	62,209
Investments in associates	A, M	16,277	1,286	(2,346)	15,217
Other investments	A	14,969	(172)	2,268	17,065
Deferred tax assets	B	3,610	(165)	2,741	6,186
Income tax assets		—	—	—	—
Other financial assets		21,950	—	—	21,950
Other non-financial assets	C	1,738	—	(1,738)	—

Total non-current assets		456,803	523	925	458,251

Inventories		7,510	(1)	—	7,509
Trade and other receivables		34,464	(1)	—	34,463
Accounts receivable, related parties		4,525	—	—	4,525
Short-term investments		9,848	94	—	9,942
Advances paid and prepaid expenses		4,247	—	31	4,278
VAT receivable		8,071	—	—	8,071
Current income tax assets		8,720	(5)	(59)	8,656
Assets held for sale		2,058	—	78	2,136
Cash and cash equivalents		61,410	—	—	61,410
Other assets	B	11,269	—	(11,206)	63

Total current assets		152,122	87	(11,156)	141,053

TOTAL ASSETS		608,925	610	(10,231)	599,304

EQUITY AND LIABILITIES
Common stock		207	—	—	207
Treasury stock		(24,464)	—	—	(24,464)
Additional paid-in capital		5,420	(368)	—	5,052
Retained earnings	D	191,081	(157)	(16,368)	174,556
Accumulated other comprehensive (loss) / income	D	(6,295)	3,405	16,368	13,478

Equity attributable to owners of the Company		165,949	2,880	—	168,829
Non-controlling interests		9,976	(183)	—	9,793

Total equity		175,925	2,697	—	178,622

Borrowings	C	249,717	—	(1,168)	248,549
Deferred tax liabilities	B	33,280	(5)	(8,466)	24,809
Provisions	J, L	4,267	(1,429)	—	2,838
Other non-financial liabilities		4,584	—	—	4,584
Other financial liabilities		522	—	—	522

Total non-current liabilities		292,370	(1,434)	(9,634)	281,302

Trade and other payables	L, N	52,953	(369)	—	52,584
Accounts payable, related parties		4,674	—	—	4,674
Subscriber prepayments		19,355	—	—	19,355
Borrowings	C	42,674	(720)	(538)	41,416
Current income tax liabilities		1,427	—	(59)	1,368
Provisions		8,684	—	—	8,684
Liabilities related to disposal group held for sale		227	—	—	227
Other non-financial liabilities	N	5,416	436	—	5,852
Other financial liabilities		5,220	—	—	5,220

Total current liabilities		140,630	(653)	(597)	139,380

TOTAL EQUITY AND LIABILITIES		608,925	610	(10,231)	599,304

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

        Reconciliation of statement of profit or loss for the year ended December 31, 2014:

	Notes	US GAAP	Adjustments	Reclassifications	IFRS
Service revenue	E, N	381,822	5	(582)	381,245
Sales of goods	E, N	28,936	17	582	29,535

		410,758	22	—	410,780

Cost of services	F, L	119,792	—	(225)	119,567
Cost of goods		25,450	—	—	25,450
Selling general and administrative expenses		88,288	(13)	—	88,275
Depreciation and amortization expense	H, I, J, K	74,710	311	—	75,021
Operating share of the profit of associates	G, M	—	200	(3,658)	(3,458)
Provision for investment in distressed Ukrainian banks		5,138	—	—	5,138
Gain from reentrance into Uzbekistan		(6,734)	—	—	(6,734)
Other expenses	I	1,765	54	—	1,819

Operating profit		102,349	(530)	3,883	105,702

Finance income		(4,519)	—	—	(4,519)
Finance costs	F, J, K	16,453	582	225	17,260
Currency exchange gains		18,024	(113)	—	17,911
Non-operating share of the loss of associates	G	2,880	—	3,658	6,538
Change in fair value of financial instruments		(165)	260	—	95
Other expenses		936	—	—	936

Profit before tax		68,740	(1,259)	—	67,481

Income tax expense		16,347	(362)	—	15,985

Profit for the year		52,393	(897)	—	51,496

Profit for the year attributable to:
Owners of the Company		51,822	(516)	—	51,306
Non-controlling interests		571	(381)	—	190

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

        Reconciliation of statement of comprehensive income for the year ended December 31, 2014:

	Notes	US GAAP	Adjustments	Reclassifications	IFRS
Profit for the year		52,393	(897)	—	51,496
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrecognized actuarial gain	L	14	264	—	278
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	H, M	8,925	2,023	—	10,948
Net fair value gain on financial instruments		2,801	(137)	—	2,664

Other comprehensive income for the year, net of income tax		11,740	2,150	—	13,890

Total comprehensive income for the year		64,133	1,253	—	65,386

Total comprehensive income / (loss) for the year attributable to:
Owners of the Company		60,558	2,493	—	63,051
Non-controlling interests		3,575	(1,240)	—	2,335

Reclassifications:

A—Loans to Associates

        Under IFRS, loans to associates are treated as other investments instead of investments in associates.

B—Deferred Taxes

        Deferred tax assets and liabilities are treated only as non-current under IFRS. Netting is performed for deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity where the Group has a legally enforceable right to set off current tax assets against current tax liabilities.

C—Debt issuance costs

        In accordance to IFRS fees paid on the establishment of loan facilities are recognized as transaction costs which are presented as a reduction of the related liability. Under US GAAP debt issuance costs were capitalized as an asset and included in other non-financial assets.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

D—Currency translation differences

        Please refer to exemption on currency translation differences described above.

E—Revenue for multiple element arrangements

        Under US GAAP, revenue recognition is based on fixed or determinable pricing criteria, which results in contingent amounts generally not being recorded as revenue until the contingency is resolved. IFRS looks to probability of economic benefits associated with the transaction flowing to the entity and the ability to reliably measure the revenue in question, including any contingent revenue. This results in different treatment of revenue generated from sales of a bundle of mobile devices with an offer of free telecommunication services. In accordance with US GAAP, the provision of service revenue was seen as contingent so that major part of revenue from the bundle was allocated to services and deferred until rendering. IFRS requires allocation of the consideration for bundles to goods and services proportionately based on fair value.

F—Decommissioning and restoration costs

        Decommissioning and restoration costs are treated as finance costs instead of cost of services.

G—Share of the profit of loss of associates

        Share of the profit of MTS Belarus is treated as item of operating profit instead of being included in non-operating items.

Adjustments:

H—Reversal of Turkmenistan impairment

        Under US GAAP reversal of impairments is prohibited. While under IFRS if certain criteria are met, the reversal of impairments, other than those of goodwill, is permitted. MTS recognized impairment losses for goodwill and long-lived assets in Turkmenistan due to suspension of its operations in 2010. As a result of negotiations with the Government of Turkmenistan, MTS resumed its operations in Turkmenistan in July 2012. Impairment losses of Turkmenistan assets other than those of goodwill were reversed at the date of transition.

I—Change in functional currency

        Effective from 1 January 2007, the Company's functional currency was changed from the US dollar to the Russian Ruble. Under US GAAP, the change in the functional currency to the Ruble was accomplished by restating the carrying amount of certain non-monetary balances (mainly property, plant and equipment) as if the Ruble had been the functional currency when these assets were acquired. Under IFRS, such a change of functional currency would have been performed by translating all balances using the foreign exchange rate at the date of the change in functional currency.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

J—Provision for decommissioning and restoration

        According to US GAAP, provision for decommissioning and restoration was measured based on the estimated cost of decommissioning, discounted to its net present value upon recognition. However, adjustments to the discount rate are not reflected in the provisions under US GAAP unless there was an upward revision in the future cost estimates. The Group has taken the exemption for which IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, applies and has revalued the provision for decommissioning and restoration as of 1 January 2014 using current discount rate at the date. In the subsequent periods, the provision for decommissioning and restoration is remeasured using the current discount rate as of the end of each reporting period.

K—Capitalization of interest

        According to IFRS, borrowing costs are capitalized for qualifying assets that require a substantial period of time to get ready for its intended use or sale. US GAAP does not require such a period to be substantial. The Group defined that only assets that require more than six months to get ready for their intended use or sale are qualifying assets and remeasured the value of related capitalized interest for the reporting periods after the date of transition.

L—Retirement obligation in MGTS

        IFRS requires prior service cost arising from changes to employees' benefit plans to be recognized immediately in profit or loss whereas US GAAP assumes to initially recognize service cost in accumulated other comprehensive income and then amortize into profit or loss over the plan participants' remaining service periods or life expectancy. Under IFRS all actuarial gains and losses are recognized immediately in accumulated other comprehensive income and should not be recycled to profit or loss in future periods, US GAAP requires cumulative balance to be amortized through the income statement after the initial recognition under the corridor amortization approach. IFRS unlike US GAAP requires to recognize the liability including social taxes. Accordingly, the Group retrospectively recalculated retirement obligation in MGTS.

M—Hyperinflation accounting

        IFRS requires the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy are restated by applying a general price index and translated at closing rates. US GAAP requires that the financial statements of a foreign entity in a highly inflationary economy are remeasured as if the functional currency were the reporting currency. The Group restated the results of its associate—MTS Belarus—which operated in hyperinflationary economy till December 31, 2014, in accordance with requirements of IFRS and adjusted its share in profit of the associate, respectively.

N—Loyalty programs

        The Group accounted for award credits granted to the subscribers participating in the loyalty programs by accruing the estimated costs of providing free or discounted goods or services to those subscribers that are expected to redeem accumulated award credits (commonly referred to as the "incremental cost" model in US GAAP). The incremental cost model is not permitted under IFRS. In

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

4. IFRS FIRST-TIME ADOPTION (Continued)

accordance with IFRS, the Group estimates the fair value of the awards to the customers and defers this amount of revenue until the unused award credits are redeemed or expired. The amount of deferred revenue is measured by reference to the fair value of the award credits to the customer.

5. BUSINESS ACQUISITIONS AND DISPOSALS

Acquisition and disposals in 2015

        Acquisition of Stream—In December 2015, the Group increased its share in Stream from 45% to 100%, after Sistema Mass Media, subsidiary of Sistema, exchanged ownership of 55% in Stream for rights for its own debt in amount of RUB 561 million and promissory notes of LLC Stream Digital (fully-owned subsidiary of Stream) of RUB 1,089 million due on demand and bearing interest of 9% p.a. Stream operates as content aggregator, providing VAS services mainly to the Group. The acquisition was accounted for as a transaction under common control directly in equity.

        Acquisition of Nvision Group—In the first stage of the transaction, carried in July 2015, the Group has acquired 100% of the shares of SITRONICS Telecom Solutions CJSC, NVision program solutions, NVision Czech Republic a.s. and some smaller subsidiaries of NVision Group, from subsidiaries of Sistema. Through this transaction, the Group has obtained proprietary rights over billing system, exploited by the Group, which will allow reducing time-to-market for new products and billing and IT-related expenses. In December 2015, the Group has completed acquisition of 100% share in the holding company NVision Group JSC ("NVision Group"), from subsidiaries of Sistema. NVision Group is also one of the largest system integrators and complex IT solutions providers in Russia. Total consideration amounted to RUB 11,213 million, including RUB 73 million in notes and RUB 11,140 million in cash. As of December 31, 2015 the Group has accounted for indemnification asset in amount of RUB 386 million related to tax provisions of acquired companies. The acquisition was accounted for as a transaction under common control directly in equity.

        Acquisition of Navigation Information Systems—In January 2015, the Group acquired 89.5% of Navigation Information Systems ("NIS") from Sistema for RUB 44 million. NIS is the leading systems integrator for GLONASS satellite projects. The acquisition allows the Group to develop its proprietary technological platform for machine-to-machine solutions. The acquisition was accounted for as a transaction under common control directly in equity.

        Disposal of Rent Nedvizhimost—In February 2015, the Group sold 51% stake in its wholly-owned subsidiary Rent Nedvizhimost to a subsidiary of Sistema, for RUB 4.3 billion. The Group classified the associated assets and liabilities of the disposal group as held for sale as of December 31, 2014. After the loss of control, the Group applied for its remaining 49% interest the equity method of accounting. Further, in May 2015, the Group sold remaining 49% interest to a subsidiary of Sistema for RUB 4.2 billion. These disposals were accounted for as transactions under common control directly in equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        The following table summarizes the details of acquisitions of subsidiaries under common control finalized in 2015:

Acquired company	Consideration paid net of cash acquired*	Non cash consideration made	Cash acquired	Assets acquired other than cash	Liabilities assumed
NVision	10,181	73	959	12,861	12,977
NIS	(177)	—	221	589	1,360
Stream	(558)	—	558	512	2,065

*
As included in consolidated cash flow statement within cash flows from transactions under common control

        The following table summarizes the details of disposal of subsidiaries under common control finalized in 2015 (only for part of transaction with loss of control):

Disposed company	Consideration received net of cash disposed*	Non cash consideration received	Cash disposed	Asset disposed other than cash	Liabilities disposed
Rent Nedvizhimost	1,193	—	157	2,013	316

*
As included in consolidated cash flow statement within cash flows from transactions under common control

        Disposal of Intellect-Telekom—In January 2015, the Group sold its 47.3% equity investment in Intellect Telecom to Sistema for RUB 344 million. The Group classified the investment as held for sale as of December 31, 2014. The disposal was accounted for as a transaction under common control directly in equity.

Acquisitions in 2014

        Acquisition of Smarts companies—In December 2014 the Group acquired controlling stakes in Penza-GSM, SMARTS-Ivanovo and SMARTS-Ufa, operating in Penza, Ivanovo and the Bashkortostan Republic, respectively. The acquired companies hold rights to use 900 and 1800 MHz radio frequencies. The acquisition enhances the Group's spectrum resources in the above regions. The purchase price comprised of cash consideration and a deferred payment, payable in 18 months after the acquisition date. The acquisition was accounted for using the acquisition method.

        The purchase price allocation of SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM was not finalized as of the date the 2014 financial statements were authorised for issue as the Group had not completed the valuation of individual assets of each company acquired. The Group's consolidated financial statements as of 31 December, 2014 reflected the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        In 2015 the Group finalized valuation of assets of Smarts companies and the acquisition date fair value of the assets changed. The following table summarizes the purchase price allocation for Smarts companies:

	Preliminary amounts	Measurement period adjustment	Final amounts	SMARTS- Ivanovo	SMARTS-Ufa	Penza-GSM
Month of acquisition				December	December	December
Region of operations				Central region	Volga region	Volga region
Ownership interest acquired				100%	100%	100%
Property, plant and equipment	358	(182)	176	7	7	162
Licenses	1,460	111	1,571	466	621	484
Customer base	78	86	164	—	—	164
Goodwill	1,630	(9)	1,621	101	114	1,406
Other non-current assets	165	—	165	—	—	165
Current assets	125	—	125	19	8	98
Current liabilities	(683)	3	(680)	(86)	(269)	(325)
Non-current liabilities	(276)	2	(274)	(78)	(81)	(115)

Contingent consideration	(100)	—	(100)	(2)	(2)	(96)

Consideration paid	2,757	11	2,768	427	398	1,943

        Under the terms of purchase agreements the Group is obliged to pay additional consideration of RUB 150 million in 18 months after the acquisition date. The consideration could be reduced by the amount of tax expenses related to activities prior to the acquisition date. As of December 31, 2015 the Group recorded a provision for tax liabilities in the amount of RUB 23 million and respectively reduced the additional consideration. Given the effects of discounting of long-term liability, total liability for additional consideration equaled RUB 115 million as of December 31, 2015.

        The excess of the consideration paid over the value of net assets acquired in the amount of RUB 1,621 million was allocated to goodwill which was attributable to the "Russia convergent" segment. Goodwill mainly arised from expected synergies on economies of scale related to operating and capital expenditures.

        Licenses acquired are amortized over a period of their remaining useful life of average 15 years. Customer base acquired is amortized over the period of its estimated average useful life of 51 months.

        Disposal of Business-Nedvizhimost—In December 2013, the Group sold a 51% stake in Business- Nedvizhimost CJSC to Sistema for RUB 3.2 billion. Business-Nedvizhimost owns and manages 76 real estate sites and 44 real estate facilities throughout Moscow with a total area of roughly 178,000 sq. m. After the loss of control over the subsidiary, the Group deconsolidated Business-Nedvizhimost and applied for its 49% interest the equity method of accounting. In April 2014, the Group sold the remaining 49% stake to Sistema for RUB 3.1 billion. The disposal was accounted for as a transaction under common control directly in equity.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

5. BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

        Pro forma results of operations—The following pro forma financial data for the years ended December 31, 2014, give effect to the 2014 acquisitions of SMARTS-Ivanovo, SMARTS-Ufa and Penza-GSM as though these business combinations had been completed at the beginning of 2014.

2014
Pro forma:
Net revenues	411,375
Net income	50,701

        The following pro forma financial data for the year ended December 31, 2015, give effect to the 2015 acquisitions of NVision Group, NIS and Stream as though these business combinations had been completed at the beginning of 2015.

2015
Pro forma:
Net revenues	434,757
Net income	46,887

        The pro forma information is based on various assumptions and estimates. The pro forma information is neither necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2014, or January 1, 2015, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included into the consolidated financial statements of the Group only from the respective dates of acquisition.

        Since their respective acquisition dates, companies acquired in 2014 contributed revenue in the amount of RUB 3 million and net loss in the amount of RUB 4 million to consolidated statement of profit or loss for the year ended December 31, 2014. Companies acquired in 2015 contributed revenue in the amount of RUB 2,133 million and net loss in the amount of RUB 447 million to consolidated statement of profit or loss for the year ended December 31, 2015.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2015, December 31, 2014 and January 1, 2014 comprised the following:

	December 31, 2015	December 31, 2014	January 1, 2014
Cash and cash equivalents at banks and on hand in:
Russian Rubles	7,523	9,768	5,900
US dollars	4,296	11,412	1,336
Euro	4,738	3,579	395
Ukraine Hryvna	1,612	1,471	87
Uzbek som	628	341	—
Turkmenian manat	778	1,162	—
Other	393	72	764
Short-term deposits with an original maturity of less than 92 days:
Russian Rubles	2,123	19,272	14,215
US dollars	8,236	7,404	7,503
Euro	199	1,901	136
Ukraine Hryvna	2,869	4,973	276
Other	69	55	—

Total cash and cash equivalents	33,464	61,410	30,612

        There were certain limitations on cash disposition in Ukraine and Uzbekistan as of December 31, 2015 (for details see Note 27 and 29). Cash balances in Ukraine amounted to RUB 6,612 million, RUB 15,164 million and RUB 619 million as of December 31, 2015 and 2014 and January 1, 2014, respectively. Cash balances in Uzbekistan amounted to RUB 623 million, RUB 346 million and nill, as of December 31, 2015 and 2014 and January 1, 2014, respectively.

7. SHORT-TERM INVESTMENTS

        The Group's short-term investments comprised the following:

	Category	December 31, 2015	December 31, 2014	January 1, 2014
Deposits	Loans and receivables	42,492	3,534	10,458
Mutual Investment Fund "Reservniy" (Note 22)	Available for sale	—	—	4,154
Loans	Loans and receivables	7,082	5,832	21
Notes	Available for sale	266	576	—

Total short-term investments		49,840	9,942	14,633

        In December 2010, the Group granted a $90.0 million (RUB 2,777 million at the date of transaction) loan to Mr. Pierre Fattouche and Mr. Moussa Fattouche, the holders of a 20% noncontrolling stake in K-Telecom, the Group's subsidiary in Armenia. Simultaneously, the Group

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

7. SHORT-TERM INVESTMENTS (Continued)

signed an amendment to the put and call option agreement for the acquisition of noncontrolling stake. According to the amendment, the call exercise price shall be reduced by deducting any outstanding balance on the loan amount and all accrued and unpaid interest and any other sums due and outstanding under the loan agreement at the time of exercise (Note 28). The amount of loan and related interest included in short-term investments as of December 31, 2015 and 2014 and January 1, 2014 totaled to RUB 6,775 million and, RUB 5,533 million and RUB 2,946 million, respectively.

8. INVESTMENTS IN ASSOCIATES

        The Group's investments in associates (all accounted for using the equity method) comprised the following:

	Country of operations	Operating activity	December 31, 2015	December 31, 2014	January 1, 2014
MTS Belarus	Belarus	telecommunications	5,407	7,318	4,951
MTS Bank	Russia	banking	1,120	4,857	5,476
Equity investments in other companies (unquoted)	Russia	e-commerce, leasing, content provider, etc.	2,772	3,042	805

Total investments in associates			9,299	15,217	11,232

        The reconciliation of summarised financial information of MTS-Belarus to the carrying amount of the Group's interest in associate is presented as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Assets
Non-current assets	11,404	11,493	7,246
Current assets	6,153	8,738	5,752

Liabilities
Non-current liabilities	(2)	(168)	—
Current liabilities	(6,519)	(5,126)	(2,894)

Total identifiable net assets	11,036	14,937	10,104

The Group's share in associate	49%	49%	49%
The Group's share of identifiable net assets	5,407	7,318	4,951
Carrying amount of the Group's interest	5,407	7,318	4,951

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

8. INVESTMENTS IN ASSOCIATES (Continued)

        The Group's share in the profit of MTS Belarus was included in operating share of the profit of associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of income of MTS Belarus is as follows:

	Year ended December 31
	2015	2014
Revenue	(20,886)	(23,616)
Net profit for the year	(7,054)	(7,057)
The Group's share of the profit of the associate for the year	(3,457)	(3,458)
Other comprehensive loss for the year (currency translation adjustment*)	3,110	— *
Total comprehensive income for the year	(3,944)	(7,057)
The Group's share of total comprehensive income of the associate for the year	(1,933)	(3,467)
Dividends received	3,269	2,650

*
In the year ended December 31, 2014 no currency translation adjustment was accrued in MTS Belarus IFRS financial statements due to hyperinflation accounting requirements.

        The reconciliation of summarized financial information of MTS Bank to the carrying amount of the Group's interest in associate is presented below:

	December 31, 2015	December 31, 2014	January 1, 2014
Total assets	184,915	215,718	223,823
Total liabilities	(164,662)	(181,724)	(201,077)
Non-controlling interests	(4,161)	(4,061)	(1,924)

Total identifiable net assets attributable to the Group	16,092	29,933	20,822

The Group's share in associate	27%	27%	26.3%
The Group's share of identifiable net assets	4,345	8,082	5,476
Impairment of investment in associate	(3,225)	(3,225)

Carrying amount of the Group's interest	1,120	4,857	5,476

        In 2014, an impairment charge of RUB 3,225 million related to equity investment in MTS Bank was recognized in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The impairment reflects the review of the development prospects associated with an economic downturn in Russia. The fair value of equity investment in the amount of RUB 4,857 million was determined based on a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" in the hierarchy established by IFRS). The key assumptions in the fair value calculations included discount rate of 23.3% and average OIBDA margin of 5%.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

8. INVESTMENTS IN ASSOCIATES (Continued)

        The Group's share in the net losses of MTS Bank was included in the non-operating share of the loss of the associates in the accompanying consolidated statement of profit or loss. The composition of the Group's share of loss of MTS Bank is as follows:

	Year ended December 31
	2015	2014
Total interest income	(20,455)	(25,107)
Total interest expense	9,691	9,868
Net loss for the year	15,371	12,585
The Group's share of the loss of the associate for the year	4,078	3,108
Other comprehensive income for the year	(1,251)	(3,611)
Total comprehensive loss for the year	14,120	8,974
The Group's share of the total comprehensive loss for the year	3,737	2,410

        The Group also has interests in a number of individually immaterial associates. For one of these associates, OZON Holdings Limited, the Group owns less than 20% of the equity interests, however, the Group has determined that it has significant influence based on direct and indirect ownership of equity shares, representation on the investee's Board of Directors and certain veto rights related to matters intersecting with the Group's interests. The following table is the aggregate financial information of investments in the other individually immaterial associates, held by the Group:

	Year ended December 31
	2015	2014
Net (profit) / loss for the year	(1,079)	2,047
The Group's share of the (profit) / loss of the associate for the year	(297)	205
Other comprehensive income for the year	—	(2,175)
Total comprehensive income for the year	(1,079)	(128)
The Group's share of total comprehensive income of the associate for the year	(297)	(32)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

9. OTHER INVESTMENTS

        The Group's other investments comprised the following:

	Category	December 31, 2015	December 31, 2014	January 1, 2014
Deposits	Loans and receivables	30,677	13,671	—
Loans/Unquoted Notes	Loans and receivables	2,787	2,807	5,492
Quoted Notes	Available for sale	—	—	699
Other	—	1,203	587	129

Total other investments		34,667	17,065	6,320

10. TRADE AND OTHER RECEIVABLES

        Trade and other receivables as of December 31, 2015, December 31, 2014 and January 1, 2014 comprised the following:

	December 31, 2015	December 31, 2014	January 1, 2014
Subscribers	12,412	10,722	12,548
Roaming	11,807	13,892	15,875
Interconnect	3,195	3,802	2,847
Dealers	2,084	1,931	2,127
Other trade receivables	6,118	4,783	4,911
Other receivables	1,854	1,499	2,462
Allowance for doubtful accounts	(2,928)	(2,166)	(3,754)

Trade and other receivables	34,542	34,463	37,016

        The analysis of the age of trade and other accounts receivables that are past due as at December 31, 2015, December 31, 2014 and January 1, 2014 but not impaired:

	December 31, 2015	December 31, 2014	January 1, 2014
Neither past due nor impaired	29,095	28,196	29,483
Past due, but not impaired:
Less than 60 days	2,710	4,092	4,294
61 - 150 days	1,203	944	1,145
More than 150 days	1,534	1,231	2,094

Total	34,542	34,463	37,016

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

10. TRADE AND OTHER RECEIVABLES (Continued)

        The following table summarizes changes in the allowance for doubtful accounts receivable for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015	Year ended December 31, 2014
Balance, beginning of the year	(2,166)	(3,754)
Allowance for doubtful accounts	(3,269)	(3,060)
Accounts receivable written off	2,507	4,648

Balance, end of the year	(2,928)	(2,166)

11. INVENTORIES

        Inventory and spare parts as of December 31, 2015, December 31, 2014 and January 1, 2014 comprised the following:

	December 31, 2015	December 31, 2014	January 1, 2014
Handsets and accessories	11,861	5,971	7,436
SIM cards and prepaid phone cards	927	897	395
Spare parts for telecommunication equipment	287	301	305
Software and equipment for resale	927	—	—
Advertising and other materials	508	340	362

Total inventory and spare parts	14,510	7,509	8,498

        Other materials mainly consist of stationary, fuel and auxiliary materials.

        Spare parts for base stations included in inventory are expected to be utilized within the twelve months following the statements of financial position date.

        Expenses for inventory obsolescence provision were included in cost of goods in the consolidated statement of profit or loss.

        For the years ended December 31, 2015 and 2014, cost of goods sold comprised the following expenses:

	Year ended December 31, 2015	Year ended December 31, 2014
Amount of inventories recognized as an expense	36,593	25,857
Inventory obsolescence provision	865	357
Reversal of obsolescence provision	(878)	(764)

Total cost of goods	36,580	25,450

        The reversal of inventory obsolescence provision relates to handsets and accessories sold in course of the Group's promotion campaigns.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

12. PROPERTY, PLANT AND EQUIPMENT

        The net book value of property, plant and equipment as of December 31, 2015, December 31, 2014 and January 1, 2014 was as follows:

	Network and base station equipment	Land and buildings	Office equipment, vehicles and other	Construction in progress and equipment for installation	Total
Cost
January 1, 2014	448,152	25,137	44,523	47,882	565,694

Additions	79,162	2,844	7,917	(4,020)	85,903
Arising on business combinations	3,084	974	313	525	4,896
Transfer to assets held for sale	(4,005)	(59)	(169)	(1)	(4,234)
Disposal	(24,536)	(1,765)	(5,949)	(943)	(33,193)
Other	(309)	(34)	—	(116)	(459)
Currency translation adjustment	(3,113)	854	(257)	747	(1,769)

December 31, 2014	498,435	27,951	46,378	44,074	616,838

Additions	73,117	1,445	4,907	(14,499)	64,970
Arising on business combinations	(164)	1,414	1,687	(48)	2,889
Transfer to assets held for sale	(1,059)	(2)	(6)	—	(1,067)
Disposal	(23,667)	(1,680)	(5,192)	(587)	(31,126)
Other	(437)	(84)	124	57	(340)
Currency translation adjustment	(4,361)	887	(150)	(31)	(3,655)

December 31, 2015	541,864	29,931	47,748	28,966	648,509

Accumulated amortisation and impairment January 1, 2014	(253,925)	(7,516)	(34,415)	—	(295,856)

Charge for the year	(51,155)	(887)	(6,781)	—	(58,823)
Arising on business combinations	(607)	(7)	(79)	—	(693)
Transfer to assets held for sale	3,363	152	165	—	3,680
Disposal	22,310	1,195	5,864	—	29,369
Other	70	57	(31)	—	96
Currency translation adjustment	3,904	140	368	—	4,412

December 31, 2014	(276,040)	(6,866)	(34,909)	—	(317,815)

Charge for the year	(51,967)	(930)	(5,385)	—	(58,282)
Arising on business combinations	—	(1,015)	(1,438)	—	(2,453)
Transfer to assets held for sale	490	1	3	—	494
Disposal	21,269	1,623	5,068	—	27,960
Other	(109)	7	230	—	128
Currency translation adjustment	4,180	(184)	125	—	4,121

December 31, 2015	(302,177)	(7,364)	(36,306)	—	(345,847)

Net book value
January 1, 2014	194,227	17,621	10,108	47,882	269,838

December 31, 2014	222,395	21,085	11,469	44,074	299,023

December 31, 2015	239,687	22,567	11,442	28,966	302,662

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

13. GOODWILL

        The change in the net carrying amount of goodwill for the years ended December 31, 2015 and 2014 by operating segments was as follows:

	Russia convergent	Moscow fixed line	Ukraine	Armenia	Total
Balance at January 1, 2014
Gross amount of goodwill	28,645	1,083	174	4,268	34,170
Accumulated impairment loss	(1,466)	—	—	—	(1,466)

	27,179	1,083	174	4,268	32,704

Acquisitions (Note 5)	1,630	—	—	—	1,630
Currency translation adjustment	—	—	(23)	2,000	1,977

Balance at December 31, 2014
Gross amount of goodwill	30,275	1,083	151	6,268	37,777
Accumulated impairment loss	(1,466)	—	—	—	(1,466)

	28,809	1,083	151	6,268	36,311

Measurement period adjustments (Note 5)	(9)	—	—	—	(9)
Impairment loss	—	—	—	(3,516)	(3,516)
Currency translation adjustment	—	—	(22)	1,704	1,682

Balance at December 31, 2015
Gross amount of goodwill	30,266	1,083	129	7,972	39,450
Accumulated impairment loss	(1,466)	—	—	(3,516)	(4,982)

	28,800	1,083	129	4,456	34,468

14. IMPAIRMENT REVIEW

        Management of the Group performs impairment tests for the goodwill assigned to the cash- generating units at least annually and when there are any indications that the carrying amount of the cash-generating unit ("CGU") is impaired.

        When reviewing for indicators of impairment management of the Group considers, among other things, the relationship between its market capitalization and book value, changes in country risk premiums and other.

        When the carrying amount of the cash generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to tis cash generating unit must be impaired.

        The recoverable amounts of the CGUs are determined based on their value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

        Future cash flows calculations are based on five-year operation plan, which is prepared and approved by the management of the Group. Estimation of future cash flows requires assumptions to be made in respect of uncertain factors, including management's expectations of the following: OIBDA

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. IMPAIRMENT REVIEW (Continued)

margin, timing and amount of future capital expenditure, terminal growth rates and appropriate discount rates to reflect the risks involved.

        As a result of impairment test as of December 31, 2015 impairment charges of RUB 3.5 billion were recorded in a separate line item within operating profit in the consolidated statement of profit or loss in respect of the Group's investment in operating segment "Armenia". The impairment charges relate solely to goodwill. The impairment reflects the decrease of interconnect traffic and related revenue due to dramatic growth of prices for international calling from Russia to Armenia. The recoverable amount of CGU "Armenia" was RUB 18.5 billion as of 31 December 2015.

        During the year ended December, 31 2014 and as of January 1, 2014, no impairment charges were recorded in respect of the Group's goodwill balances.

Key assumptions used for value in use calculation:

        OIBDA margin and capital expenditures were primarily derived from internal sources, were based on past experience and extended to include management expectations.

        The table below presents OIBDA margin utilized for value in use calculation of related CGUs:

CGU	December 31, 2015	December 31, 2014	January 1, 2014
Russia convergent	32.3% - 34.9%	38.3% - 39.8%	36.2% - 39.1%
Armenia	44.7% - 46.1%	44.7% - 46.5%	49.4% - 50.7%
Moscow fixed line	48.2% - 53.4%	48.5% - 50.1%	48.5% - 50.5%
Ukraine	35.4% - 41.3%	35.8% - 40.0%	49.7% - 52.3%

        The table below presents capital expenditure as a percentage of revenue utilized for value in use calculation of related CGUs:

CGU	December 31, 2015	December 31, 2014	January 1, 2014
Russia convergent	17.6%	19.1%	18.4%
Armenia	12.0%	11.9%	12.1%
Moscow fixed line	15.0%	17.4%	31.0%
Ukraine	24.4%	12.4%	18.4%

        The terminal growth rate into perpetuity has been determined based on the nominal gross domestic product rates for the country of operation, adjusted for specific characteristic of the CGUs business.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

14. IMPAIRMENT REVIEW (Continued)

        The table below presents terminal growth rate utilized for value in use calculation of related CGUs:

CGU	December 31, 2015	December 31, 2014	January 1, 2014
Russia convergent	1%	1%	3%
Armenia	nil	1%	1%
Moscow fixed line	1%	1%	3%
Ukraine	3%	1%	3%

        The discount rate, applied to measure free cash flow, is the weighted average cost of capital, determined by the weighted average cost of equity and debt according to the finance structure established for each CGU. The cost of equity is calculated based on the risk free rate for long-term bonds issued by the government in the respective market. These rates adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific operating company of the Group. The cost of debt is defined as the rate effective for borrowings drawn by the Group at or near the date of impairment test.

        The table below presents pre-tax rates for discounting of cash flows in functional currencies of related CGUs:

CGU	December 31, 2015	December 31, 2014	January 1, 2014
Russia convergent	13.9%	15.2%	10.1%
Armenia	17.7%	17.9%	13.6%
Moscow fixed line	18.4%	17.4%	11.0%
Ukraine	26.6%	28.7%	12.9%

Sensitivity analysis

        Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount, except for CGU Armenia.

        The carrying value of the CGU Armenia is equal to the estimated recoverable amount, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognized.

        The changes in the following table to assumptions used in the impairment review of CGU Armenia would have, in isolation, lead to an increase to the impairment loss recognized in the year ended December 31, 2015:

	Increase by 1 pps	Decrease by 1 pps
Pre-tax discount rate	(900)	1,100
OIBDA margin	600	(600)
Average capital expenditure as a percentage of revenue	(700)	700

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. OTHER INTANGIBLE ASSETS

        Net book value of other intangible assets as at December 31, 2015 and December 31, 2014, and January 1, 2014 was as follows:

	Licenses	Right to use radio frequencies	Billing and other software	Client base	Numbering capacity	Other	Total
Useful life, years	1 to 20	1 to 15	1 to 25	4 to 31	2 to 15	1 to 10

Cost
January 1, 2014	9,779	6,659	71,703	8,757	3,641	2,730	103,269

Additions	61	1,978	24,289	—	182	359	26,869
Arising on business combinations	1,460	—	742	78	—	4,462	6,742
Disposal	(386)	(348)	(5,114)	(156)	(32)	(285)	(6,321)
Other	(5)	5	11	—	—	(12)	(1)
Currency translation adjustment	2,369	—	(264)	—	(28)	1,779	3,856

December 31, 2014	13,278	8,294	91,367	8,679	3,763	9,033	134,414

Additions	11,705	1,262	20,624	—	107	53	33,751
Arising on business combinations	111	—	779	86	—	368	1,344
Disposal	(1)	(268)	(18,888)	(1,228)	(619)	(240)	(21,244)
Other	(73)	38	(376)	—	(14)	(115)	(540)
Currency translation adjustment	3,470	—	(372)	—	(29)	668	3,737

December 31, 2015	28,490	9,326	93,134	7,537	3,208	9,767	151,462

Accumulated amortisation and impairment
January 1, 2014	(5,606)	(2,672)	(45,295)	(3,622)	(2,867)	(1,582)	(61,644)

Charge for the year	(809)	(991)	(12,729)	(689)	(713)	(268)	(16,199)
Arising on business combinations	—	—	—	—	—	(27)	(27)
Disposal	348	347	5,012	156	30	265	6,158
Other	—	(1)	(5)	—	—	1	(5)
Currency translation adjustment	(1,178)	—	595	—	26	69	(488)

December 31, 2014	(7,245)	(3,317)	(52,422)	(4,155)	(3,524)	(1,542)	(72,205)

Charge for the year	(1,447)	(1,202)	(16,933)	(692)	(147)	(3,770)	(24,191)
Arising on business combinations	—	—	(424)	—	—	(188)	(612)
Disposal	2	287	18,528	1,228	622	158	20,825
Other	63	(29)	(172)	—	25	99	(14)
Currency translation adjustment	(1,246)	—	866	—	28	(317)	(669)

December 31, 2015	(9,873)	(4,261)	(50,557)	(3,619)	(2,996)	(5,560)	(76,866)

Net book value
January 1, 2014	4,173	3,987	26,408	5,135	774	1,148	41,625

December 31, 2014	6,033	4,977	38,945	4,524	239	7,491	62,209

December 31, 2015	18,617	5,065	42,577	3,918	212	4,207	74,596

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

15. OTHER INTANGIBLE ASSETS (Continued)

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

        The Group's operating licenses do not provide for automatic renewal. As of December 31, 2015, all expired licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses was not significant. Weighted-average period until the next renewal of licenses in the Russian Federation is four years.

        The license for the provision of telecommunication services in Ukraine was renewed in 2013 and is valid until 2026. The license for the provision of telecommunication services in Armenia is valid until 2019. The license for the provision of telecommunication services in Uzbekistan was renewed in 2014 and is valid until 2029. The license for the provision of telecommunication services in Turkmenistan is valid until 2029

        Contractual obligations to purchase intangible assets are disclosed in the Note 29.

16. BORROWINGS

        The Group's borrowings comprise the following:

	December 31, 2015	December 31, 2014	January 1, 2014
Notes	100,034	106,178	102,378
Bank and other loans	234,040	174,392	114,698
Finance lease obligations	11,795	9,395	48

Total borrowings	345,869	289,965	217,124

Less: current portion	(53,701)	(41,416)	(24,460)
Total borrowings, non-current	292,168	248,549	192,664

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        Notes—The Group's Notes consisted of the following:

	Currency	Interest rate (actual at December 31, 2015)	December 31, 2015	December 31, 2014	January 1, 2014
MTS International Notes due 2020 (Note 2)	USD	8.625%	42,238	34,933	24,401
MTS International Notes due 2023 (Note 2)	USD	5.00%	33,908	26,812	16,244
MTS PJSC Notes due 2017	RUB	8.70%	9,990	9,984	9,979
MTS PJSC Notes due 2023	RUB	8.25%	9,971	9,958	9,945
MTS PJSC Notes due 2020	RUB	10.75%	2,110	14,990	14,978
MTS PJSC Notes due 2016	RUB	8.75%	1,788	1,788	1,788
MTS PJSC Notes due 2021 - 2022 (V series)	RUB	0.25%	12	12	12
MTS PJSC Notes due 2015 - 2016 (B series)	RUB	0.54%	11	12	12
MTS PJSC Notes due 2018	RUB	10.00%	6	136	3,844
MTS PJSC Notes due 2015	RUB	7.75%	—	7,541	7,545
MTS PJSC Notes due 2015 (A series)	RUB	0.67%	—	12	12
MTS PJSC Notes due 2014	RUB	7.60%	—	—	13,618

Total notes			100,034	106,178	102,378
Less: current portion			(3,855)	(22,636)	(17,396)

Total notes, non-current			96,179	83,542	84,982

        The Group has an unconditional obligation to repurchase certain MTS PJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS PJSC Notes due 2020	November 2016
MTS PJSC Notes due 2023	March 2018

        The Group discloses these notes as maturing in 2016 (MTS PJSC Notes due 2020) and in 2018 (MTS PJSC Notes due 2023) in the aggregated maturities schedule as the noteholders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons.

        In November 2015, the Group changed the coupon rate for MTS PJSC Notes due 2020 from 8.15% to 10.75%. Following the announcement of new coupon rates the Group repurchased MTS PJSC Notes due 2020 at the request of eligible noteholders in the amount of RUB 12,890 million.

        In December 2015, the Group changed the coupon rate for MTS PJSC Notes due 2018 from 12.00% to 10.00%. Following the announcement of new coupon rates the Group repurchased MTS PJSC Notes due 2018 at the request of eligible noteholders in the amount of RUB 135 million.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        As of December 31, 2015 the Group had the following outstanding repurchase transactions with a due date on January 11, 2016:

	No of Notes	Due amount	Unrealized premium	Total
MTS PJSC Notes due 2018	223,799	200	—	200
MTS PJSC Notes due 2016	5,203,825	4,921	(3)	4,918
MTS PJSC Notes due 2020	5,290,322	4,885	—	4,885

				10,003

        As of December 31, 2014 the Group had the following outstanding repurchase transactions with a due date on January 14, 2015:

	Number of Notes	Due Amount	Unrealized Premium	Total
MTS PJSC Notes due 2015	2,420,000	1,670	(5)	1,665
MTS PJSC Notes due 2018	2,928,358	1,760	—	1,760

				3,425

        The above balances are included in the short-term portion of bank loans and other debt disclosed below.

        The fair values of Notes based on the market quotes as of December 31, 2015 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS International Notes due 2020	Frankfurt stock exchange	108.25	45,832
MTS International Notes due 2023	Frankfurt stock exchange	89.05	30,280
MTS PJSC Notes due 2023	Moscow Exchange	100.00	10,000
MTS PJSC Notes due 2017	Moscow Exchange	97.15	9,715
MTS PJSC Notes due 2020	Moscow Exchange	100.00	2,110
MTS PJSC Notes due 2016	Moscow Exchange	98.48	1,761
MTS PJSC Notes due 2018	Moscow Exchange	99.99	6

Total notes			99,704

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        Bank and other loans—The Group's loans from banks and financial institutions consisted of the following:

	Maturity	Interest rate (actual at December 31, 2015)	December 31, 2015	December 31, 2014	January 1, 2014
USD-denominated:
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	2016 - 2020	LIBOR + 1.15% (2.0%)	39,449	37,062	24,957
Citibank	2016 - 2024	LIBOR + 0.9% (1.75%)	17,511	—	—
Skandinavska Enskilda Banken AB	2016 - 2017	LIBOR + 0.23% – 1.8% (1.07% – 2.65%)	3,939	5,115	4,137
Other	—	—	—	81	642

			60,899	42,258	29,736
EUR-denominated:
Credit Agricole Corporate Bank and BNP Paribas	2016 - 2018	EURIBOR + 1.65% (1.61%)	1,639	1,864	1,511
LBBW	2016 - 2017	EURIBOR +1.52% (1.48%)	737	943	816
Bank of China	—	—	—	—	2,337

			2,376	2,807	4,664
RUB-denominated:
Sberbank	2016 - 2021	8.45% – Central Bank key rate + 2.2% (13.2%)	154,660	124,535	79,795
Notes in REPO	2016	11.32%	10,003	3,425	—
Other	2016 - 2025	Various	1,409	375	395

			166,072	128,335	80,190
Other currencies:
Various financial institutions	2019 - 2022	Various	4,693	992	108

			4,693	992	108
Total bank and other loans			234,040	174,392	114,698
Less: current portion			(49,282)	(18,241)	(7,027)

Total bank and other loans, non- current			184,758	156,151	107,671

        Compliance with covenants—Bank loans and notes of the Group are subject to certain covenants limiting the Group's ability to incur debt, carry on transactions with related parties, create liens on properties, dispose assets, including GSM and 3G licenses for several license areas, issue guaranties, grant loans to employees and entities, delist notes, delay coupon payments, merge or consolidate MTS PJSC with another entity or be a subject to a court decision to pay over $10 million (RUB 729 million as of the reporting date), which remains unsatisfied for more than 60 days without being appealed, discharged or waived.

        The Group is required to comply with certain financial ratios and maintain ownership in certain subsidiaries.

        The noteholders of MTS International Notes due 2020 and MTS International Notes due 2023 have the right to require the Group to redeem the notes at 101% of their principal amount and related interest, if the Group experiences a change in control.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        If the Group fails to meet these covenants, after certain notice and cure periods, the debtholders are entitled to accelerate the repayment of the debt.

        The Group was in compliance with all existing notes and bank loans covenants as of December 31, 2015.

        Pledges—The non-revolving credit facility agreement between UMS and Aloqabank is secured by telecommunication equipment and premises with carrying value of RUB 2,271 million, RUB 2,038 million and nil as of December 31, 2015, December 31, 2014 and January 1, 2014, respectively.

        Available credit facilities—As of December 31, 2015, the Group's total available unused credit facilities amounted to RUB 70,526 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount
Sberbank	RUB	2018	Central Bank key rate + 1.82%	May 2016	40,000
Aloqabank	UZS	2022	12%	September 2017	8,276
China Development Bank	USD	2022	6M Libor + 3.25%	May 2017	7,288
China Development Bank	CNY	2022	6M Shibor + 3.52%	May 2017	6,962
Sberbank	RUB	To be agreed	Central Bank key rate + max.5.00%	June 2019	5,000
Absolut Bank	RUB	2019	CBR(1) auction rate + 1.25% – 1.8%	December 2019	3,000

Total					70,526

(1)
CBR—Central Bank rate

        In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        The following table presents the aggregated scheduled maturities of principal on notes and bank loans (gross of debt issuance costs) outstanding for the five years ending December 31, 2020 and thereafter:

	As of December 31, 2015
	Notes	Bank loans and other debt
Payments due in the year ending December 31,
2016	3,908	49,874
2017	10,000	49,637
2018	10,006	44,052
2019	—	42,682
2020	42,339	25,866
Thereafter	34,016	23,837

Total	100,269	235,948

Less: unamortized debt issuance costs	(235)	(1,908)
Total debt	100,034	234,040

        Finance lease obligations—The following table presents a summary of net book value of leased property, plant and equipment:

	December 31, 2015	December 31, 2014	January 1, 2014
Network and base station equipment	6,352	6,044	—
Office equipment, vehicles and other	54	18	177

Leased assets, net	6,406	6,062	177

        Additions under finance lease agreements for the years ended December 31, 2015 and 2014 amounted to RUB 1,735 million and RUB 6,228 million respectively. Depreciation of the assets under finance leases for the years ended December 31, 2015 and 2014 amounted to RUB 554 million and RUB 509 million, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss.

        Interest expense accrued on finance lease obligations for the years ended December 31, 2015 and 2014 amounted to RUB 705 million and RUB 340 million, respectively, and was included in finance costs in the accompanying consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

16. BORROWINGS (Continued)

        The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2015, December 31, 2014 and January 1, 2014:

	December 31, 2015	December 31, 2014	January 1, 2014
Minimum lease payments, including:
Current portion (less than 1 year)	1,366	1,119	42
More than 1 to 5 years	6,243	4,579	11
Over 5 years	11,022	7,688	—

Total minimum lease payments	18,631	13,386	53

Less amount representing interest	(6,836)	(3,991)	(5)
Present value of net minimum lease payments, including:
Current portion (less than 1 year)	564	539	37
More than 1 to 5 years	3,334	2,589	11
Over 5 years	7,897	6,267	—

Total present value of net minimum lease payments	11,795	9,395	48

Less current portion of lease obligations	(564)	(539)	(37)
Non-current portion of lease obligations	11,231	8,856	11

        Leased assets include automobiles, network equipment and transponders which are installed on a satellite and used for provision of satellite television services. The average lease term of the automobiles is three years. The Group has an obligation to purchase these automobiles under the respective finance lease agreements at the end of the lease term. The lease term of network equipment is fifteen years. The lease term of the transponders is twelve years.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

17. PROVISIONS

        The following table summarizes the movement in provisions for the year ended December 31, 2015 and for the year ended December 31, 2014:

	Tax provisions other than for income tax	Provision for decommissioning and restoration	Employee bonuses and other rewards	Other provisions	Total provisions
At 1 January 2014	(2,388)	(2,970)	(6 611)	(35)	(12,004)

Current 2014	(2,388)	—	(5 046)	(35)	(7,469)
Non-current 2014	—	(2,970)	(1 565)	—	(4,535)
Arising during the year	(745)	(123)	(9 571)	(9)	(10,448)
Utilised	—	22	7 822	12	7,856
Discount rate adjustment and imputed interest (change in estimates)	—	1,355	278	—	1,633
Unused amounts reversed	159	47	1 252	25	1,483
Translation adjustments and other	—	29	(71)	—	(42)

At 31 December 2014	(2,974)	(1,640)	(6 901)	(7)	(11,522)

Current 2014	(2,974)	—	(5 703)	(7)	(8,684)
Non-current 2014	—	(1,640)	(1 198)	—	(2,838)
At 1 January 2015	(2,974)	(1,640)	(6 901)	(7)	(11,522)

Arising during the year	(481)	(107)	(10 478)	(27)	(11,093)
Utilised	24	—	8 706	7	8,737
Discount rate adjustment and imputed interest (change in estimates)	—	256	87	—	343
Unused amounts reversed	2,951	25	846	6	3,828
Arising due to subsidiary purchase	(15)	—	(456)	(186)	(657)
Translation adjustments and other	(30)	7	(41)	—	(64)

At 31 December 2015	(525)	(1,459)	(8,237)	(207)	(10,428)

Current 2015	(525)	—	(7,131)	(207)	(7,863)
Non-current 2015	—	(1,459)	(1,106)	—	(2,565)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial assets

	December 31, 2015	December 31, 2014	January 1, 2014
Trade and other receivables (Note 10)	34,542	34,463	37,016
Accounts receivable, related parties (Note 22)	9,661	4,525	965
Cash and Cash equivalents (Note 6)	33,464	61,410	30,612
Other financial assets:
Financial assets at fair value through OCI:
Interest rate swaps designated as cash flow hedges	—	8	12
Notes	266	576	699
Mutual Investment Fund "Reservniy" (Note 22)	—	—	4,154
Cross-currency swap designated as cash flow hedge	25,027	21,936	1,825

Total financial assets at fair value through OCI	25,293	22,520	6,690

Loans and receivables:
Bank deposits	73,169	17,205	10,458
Loans and receivables	9,341	8,192	5,067
Notes	528	446	446
Other	1,203	588	129

Total loans and receivables	84,241	26,431	16,100

Total other financial assets	109,534	48,951	22,790

Total financial assets	187,201	149,349	91,383
Total current financial assets	(124,172)	(110,348)	(83,238)

Total non-current financial assets	63,029	39,001	8,145

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

Financial liabilities

	December 31, 2015	December 31, 2014	January 1, 2014
Trade and other payables	57,756	52,584	39,260
Accounts payable, related parties (Note 22)	1,809	4,674	3,315
Financial liabilities at amortised cost:
Loans and borrowings:
Notes	100,034	106,178	102,378
Bank and other loans	234,040	174,392	114,698
Finance lease obligations	11,795	9,395	48

Total loans and borrowings	345,869	289,965	217,124
Guarantee payment received	6,853	—	—

Total financial liabilities at amortized cost	352,722	289,965	217,124

Other financial liabilities at fair value:
Financial liabilities at fair value through profit or loss:
Interest rate swaps not designated as hedge	—	2,028	—
Liability under put option agreement	2,925	3,192	2,932

Total financial liabilities at fair value through profit and loss	2,925	5,220	2,932

Financial liabilities at fair value through OCI:
Interest rate swaps designated as cash flow hedges	676	522	389

Total financial liabilities at fair value through OCI	676	522	389

Total other financial liabilities at fair value	3,601	5,742	3,321

Total financial liabilities	415,888	352,965	263,020
Total current financial liabilities	(123,044)	(103,894)	(67,031)
Total non-current financial liabilities	292,844	249,071	195,989

        Group financial liabilities are basically represented by trade and other payables, notes and bank loans. The main purpose of these financial liabilities is to finance the Group's operations and capital expenditures. The Group's principal financial assets include loans and investments, trade and other receivables, cash and deposits.

        The Group accounts for its financial assets and liabilities at amortized cost, except for derivative instruments, marketable securities and a liability under put option agreements, which are accounted at fair value.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

        The table below presents the fair value of financial instruments:

	Level of inputs	December 31, 2015	December 31, 2014	January 1, 2014
Assets
Sistema Notes due in 2016 (series 04) (related party) (Notes 7, 22)	Level 1	191	534	—
Sistema International Funding S.A. Bonds due in 2019 (related party) (Note 7, 22)	Level 1	75	42	—
Mutual investment fund "Reservnyi", managed by "DIK" (related parties) (Notes 7, 22)	Level 1	—	—	4,154
Loan Participation Notes EMIS BV (Note 9)	Level 1	—	—	699
Derivative instruments	Level 2	25,027	21,944	1,837
Cross-currency interest rate swap		25,027	21,936	1,825
Interest rate swap		—	8	12
Liabilities
Liability under put option agreement	Level 3	(2,925)	(3,192)	(2,932)
Derivative instruments	Level 2	(676)	(2,550)	(421)
Interest rate swap		(676)	(2,550)	(421)
Contingent consideration	Level 3	(115)	(99)	(11)

        For the year ended December 31, 2015 and 2014, net realized and unrealized gains and losses of Level 3 liabilities resulted from fair value measurements amounted to RUB 1,014 million gain and RUB 260 million loss, respectively.

        For the year ended December 31, 2015 and 2014, net realized and unrealized gains and losses of Level 1 liabilities resulted from fair value measurements amounted to nil and RUB 165 million gain, respectively.

        The fair value measurement of the Group's derivative instruments is based on the observable yield curves for similar instruments.

        The liability under put option agreement is measured at fair value using a discounted cash flow technique. The most significant quantitative inputs used to measure the fair value of the liability under put option agreement are presented in the table below:

Unobservable inputs	December 31, 2015	December 31, 2014	January 1, 2014
Post-tax discount rate	15%	15%	12%
Revenue growth rate	(1.6) - (4.6)% (av. –2.2%)	0.02 - 0.2% (av. 0.1%)	0.7% - 1.2% (av. 0.9%)
OIBDA margin	44.7 - 46.1% (av. 45.4%)	44.7 - 46.5% (av. 45.4%)	49.4% - 50.7% (av. 49.8%)

        There were no transfers between levels of inputs within the hierarchy for the year ended December 31, 2015 and 2014.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

18. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (Continued)

        Carrying value of the Group's financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for borrowings as disclosed in the table below:

	December 31, 2015		December 31, 2014		January 1, 2014
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Borrowings	(340,201)	(348,012)	(267,843)	(291,703)	(223,110)	(219,141)

        There were no transfers between the accounting categories of financial instruments during the year ended December 31, 2015 and 2014.

19. FINANCIAL RISK MANAGEMENT

        As part of its business the Group is exposed to several types of financial risks: market risks, credit (or counterparty) risks, and liquidity risks. Risks mitigating activities are mainly performed at the Group headquarters by the corporate finance personnel and are subject to the approval of the Group's supervisory bodies—Board of Directors and Budget committee.

  Market risk

        Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is primarily exposed to the following types of market risks: interest rate risk and currency exchange rates fluctuations. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the position as of December 31 2015, 2014 and January 1, 2014.

Interest rate risks

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

  •
  Variable interest rate

        Group's bank loans denominated in US dollars and Euros primarily bear floating interest rate. To eliminate the exposure of changes in variable interest rates related to its debt obligations, the Group enters into variable-to-fixed interest rate swap agreements, so that interest rate swap matches the exact maturity dates of the underlying debt allowing for highly-effective cash flow hedges. In aggregate the Group entered into variable-to-fixed interest rate swap agreements designated to manage the exposure of changes in variable interest rates related to 32.6% and 84.2% of the Group's bank loans with variable rates outstanding as of December 31, 2015 and 2014, respectively.

  •
  Fixed interest rate risk

        Group's Notes and bank loans denominated in rubles bear primarily fixed interest rates. To eliminate the exposure of changes in value of debt obligations, the Group enters into fixed-to-variable

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

interest rate swap agreements. In aggregate the Group entered into fixed-to-variable interest rate swap agreements designated to manage the exposure of changes in value of the debt related to 12.9% and 11.7% of the Group's Notes and bank loans with fixed rates outstanding as of December 31, 2015 and 2014, respectively.

        The notionals related to interest rate derivative instruments amounted to RUB 67,338 million, RUB 65,561 million and RUB 31,757 million as of December 31, 2015, 2014 and January 1, 2014, respectively.

Sensitivity analysis

        A reasonably possible increase of 100 basis points in short term interest rates would have resulted in RUB 933 million and RUB 264 million increases of interest expense for the years ended December 31, 2015 and 2014, respectively. The same decrease in short term interest rates would have resulted in RUB 933 million and RUB 233 million decreases of finance cost for the years ended December 31, 2015 and 2014, respectively. There will be no material impact on equity.

        The interest rate sensitivity analysis was performed based on a constant position of fixed and floating rate debt.

Foreign currency risks

        Foreign currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's financing activities. The Group manages its currency risk by hedging significant foreign currency cashoutflows with derivates and by using money market instruments.

        The Group has entered into several cross-currency swap agreements. The contracts designated to manage the exposure of changes in currency exchange rate. The contracts assumed periodic exchange of principal and interest payments from RUB-denominated amounts to USD- and Euro- denominated amounts at a specified rate. The rate was determined by the market spot rate upon issuance. Cross-currency interest rate swap contracts mature in 2019-2020.

        In aggregate the Group entered into cross-currency interest rate swap agreements designated to manage the exposure of changes in currency exchange rate for 28.7% of the Group's bank loans denominated in USD- and Euro- denominated bank loans outstanding as of December 31, 2015 and 35.1% of its USD- and Euro- denominated bank loans outstanding as of December 31,2014:

        The notionals related to currency derivative instruments amounted to RUB 40,049 million, RUB 37,820 million and RUB 26,020 million as of December 31, 2015, 2014 and January 1, 2014, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

        The following tables demonstrate the sensitivity to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant.

	Change in rate	USD—effect on profit before tax RUB mln,	EUR—effect on profit before tax RUB mln
2015	+20%	(8,986)	5,664
	–20%	8,986	(5,664)
2014	+20%	(12,667)	5,093
	–20%	12,667	(5,093)

        The movement in the pre-tax effect is a result of a change in monetary assets and liabilities denominated in US dollars and Euro, where the functional currency of the entity is a currency other than US dollars and Euro.

        There will be no material impact on equity.

        The Group's exposure to foreign currency changes for all other currencies is not material.

Liquidity risk

        Liquidity risk is the risk of a shortage of funds. The Group's policy is to borrow centrally using a mixture of long-term and short-term borrowing facilities. These borrowings, together with cash generated from operations are utilized to meet anticipated funding requirements.

        The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile and a required net debt position, therefore minimizing refinancing risk. Long-term borrowings mature between one and 8 years.

Credit risk

        Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk primarily from its investing activities.

        The Group considers its exposure to credit risk as of December 31, 2015, December 31, 2014 and January 1, 2014 to be as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Bank deposits	73,169	17,205	10,458
Trade and other receivables	34,542	34,463	37,016
Derivative financial instruments	25,027	21,944	1,837
Loan and notes	10,135	9,214	6,212
Mutual investment fund "Reservniy"	—	—	4,154

        In accordance with the Group's financial instruments management policy, the aggregate credit risk the Group may have with one counterparty is limited. The Group maintains mixture of cash and cash equivalents, investments, derivatives and certain other financial instruments with financial

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

19. FINANCIAL RISK MANAGEMENT (Continued)

institutions.These financial institutions are located in different geographical regions and the Group's policy is designed to limit exposure to any one institutions. As part of its risk management processes, the Group performs periodic evaluations of the relative credit standing of the financial institutions. Moreover,at December 15, 2015 Barclays bank and the Group signed an addendum to cross currency swap agreements. According to the terms of the addendum parties agreed to set credit exposure limits to one another, which permits to mitigate their credit risk by requiring other party to transfer collateral payments. As of December 31, 2015 Barclay bank transferred to the group a collateral paymentin the amount of RUB 6,9 billion.

        Concentrations of credit risk with respect to trade receivables are limited given that the Group's customer base is large and unrelated. Therefore management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

20. INCOME TAX

        Significant components of income tax expense for the year ended December 31, 2015 and 2014 was as follows:

	Year ended December 31,
	2015	2014
Current income tax charge	11,865	9,478
Adjustments recognised for current tax of prior periods	283	32

Total current income tax:	12,148	9,510

Deferred tax	1,121	6,475

Income tax expense	13,269	15,985

        The statutory income tax rates in jurisdictions in which the Group operates for 2015 and 2014 were as follows: Russia and Armenia—20.0%, Ukraine—18%, Turkmenistan—8%, Uzbekistan—15%,

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

Czech Republic—19%. . The Russian statutory income tax rate of 20% reconciled to the Group's effective income tax rate for the year ended December 31, 2015 and 2014 as follows:

	Year ended December 31,
	2015	2014
Statutory income tax rate for the year	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	4.3	0.4
Settlements with tax authorities	0.4	0.6
Different tax rate of foreign subsidiaries	(0.3)	(0.9)
Earnings distribution from subsidiaries	(2.1)	4.3
Change in fair value of derivative financial instruments	(0.3)	(0.9)
Other	(0.1)	0.2

Effective income tax rate	21.9%	23.7%

        As of December 31, 2015 and 2014 and January 1, 2014 the Group reported the following deferred income tax assets and liabilities in the consolidated statement of financial position:

	December 31, 2015	December 31, 2014	January 1, 2014
Deferred tax assets	9,287	6,186	2,334
Deferred tax liabilities	(27,346)	(24,809)	(14,739)

Net deferred tax liabilities	(18,059)	(18,623)	(12,405)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2014 were as follows:

	January 1, 2014	Charged to profit/loss	Charged to other comprehensive income	Effect of acquisitions	December 31, 2014
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(11,506)	(5,119)	807	2,399	(13,419)
Other intangible assets	(2,784)	(2,396)	(365)	(1,153)	(6,698)
Potential distributions from / to Group's subsidiaries / associates	(4,546)	(901)	(186)	—	(5,633)
Licenses	(774)	138	(180)	(302)	(1,118)
Customer base	(1,027)	122	—	—	(905)
Accrued expenses for services	6,291	1,561	(45)	—	7,807
Lease obligations	10	1,869	—	—	1,879
Loss carryforward	376	21	—	44	441
Provision for investment in Delta Bank in Ukraine	—	925	—	—	925
Deferred connection fees	1,115	(124)	(62)	—	929
Hedge and other	440	(2,571)	(700)	—	(2,831)

Net deferred tax liability	(12,405)	(6,475)	(731)	988	(18,623)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Movements in the deferred tax assets and liabilities for the year ended December 31, 2015 were as follows:

	December 31, 2014	Charged to profit/loss	Charged to other comprehensive income	Effect of acquisitions	December 31, 2015
Assets / (liabilities) arising from tax effect of:
Depreciation of property, plant and equipment	(13,419)	(2,586)	260	97	(15,648)
Other intangible assets	(6,698)	410	(166)	—	(6,454)
Potential distributions from / to Group's subsidiaries / associates	(5,633)	1,199	(304)	—	(4,738)
Licenses	(1,118)	(473)	(214)	—	(1,805)
Customer base	(905)	123	—	—	(782)
Accrued expenses for services	7,807	(39)	(109)	148	7,807
Lease obligations	1,879	472	—	—	2,351
Loss carryforward	441	718	41	687	1,887
Provision for investment in Delta Bank in Ukraine	925	33	(69)	—	889
Deferred connection fees	929	(231)	(59)	—	639
Hedge and other	(2,831)	(747)	855	518	(2,205)

Net deferred tax liability	(18,623)	(1,121)	235	1,450	(18,059)

        The Group recognizes deferred income tax for income taxes on future dividend distributions from foreign subsidiaries which are based on cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations.

        The Group recognizes deferred tax assets in respect of tax losses carried forward to the extent that realization of tax losses against future taxable profit is probable. The amount of the deferred tax asset considered realizable, however, could be remeasured in the near term if estimates of future taxable income during the carryforward period are changed.

        The following table summarizes the Group balances for recognized tax losses carried forward as of December 31, 2015 and 2014 and January 1, 2014:

	As of December 31, 2015		As of December 31, 2014		As of January 1, 2014
Period for carry-forward	Operating losses	Tax losses	Operating losses	Tax losses	Operating losses	Tax losses
0 - 5 years	5,467	352	—	—	—	—
5 - 10 years	7,676	1,535	2,206	441	1,881	376

	13,143	1,887	2,206	441	1,881	376

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

20. INCOME TAX (Continued)

        Temporary differences relating to tax losses, for which deferred tax assets were not recognized in the consolidated statement of financial position as of December 31, 2015 and 2014 and January 1, 2014 amounted to RUB 11,407million, RUB 31,289 million and RUB 21,170 million, respectively, expiring in various periods ending 2020-2025.

        The Group accrued following amounts for uncertain income tax positions as component of income tax payable:

	December 31, 2015	December 31, 2014	January 1, 2014
Uncertain income tax positions	551	342	615

21. EARNINGS PER SHARE

        The following table sets forth the computation of earnings per share for the year ended December 31, 2015 and 2014:

	Year ended, December 31, 2015	Year ended, December 31, 2014
Numerator:
Profit for the period attributable to equity holders	49,489	51,306
Denominator, in thousands:
Weighted-average ordinary shares outstanding	1,988,728	1,988,757
Employee stock options	1,468	1,221

Weighted-average diluted shares outstanding	1,990,196	1,989,978

Earnings per share—basic, RUB	24.88	25.80
Earnings per share—diluted, RUB	24.87	25.78

22. RELATED PARTIES

        Related parties include entities under common ownership with the Group, affiliated companies and associated companies.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        Accounts receivable from and accounts payable to related parties were as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Accounts receivable:
Business Nedvizhimost, a subsidiary of Sistema	7,511	—	—
MTS Belarus, the Group's associate	1,226	514	304
MTS Bank, the Group's associate	693	510	128
Sitronics KASU, subsidiary of Sistema	93	121	337
Sistema, the parent company	20	3,215	—
NVision Group, a former subsidiaries of Sistema	—	16	33
Stream, a former Group's associate	—	42	59
Other related parties	118	107	104

Total accounts receivable, related parties	9,661	4,525	965

Less non-current portion	(3,335)	—	—
Accounts receivable, related parties—current	6,326	4,525	965

Accounts payable:
Sitronics KASU, subsidiary of Sistema	407	—	—
MTS Bank, the Group's associate	410	377	697
MTS Belarus, the Group's associate	380	213	208
Maxima, a subsidiary of Sistema	212	162	307
Rent-Nedvizhimost, a subsidiary of Sistema	87	—	—
Sitronics Smart Technology, subsidiary of Sistema	68	—	—
NVision Group, a former subsidiaries of Sistema	—	3,311	1,605
Stream, a former Group's associate	—	211	99
Smart Cards Group, subsidiaries of Sistema	—	72	201
Other related parties	245	328	198

Total accounts payable, related parties	1,809	4,674	3,315

        Terms and conditions of transactions with related parties—Outstanding balances as of December 31, 2015 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party payables or receivables. As of December 31, 2015, December 31, 2014 and January 1, 2014, the Group had no material impairment of receivables relating to amounts owed by related parties as well as expenses recognized during the years ended December 31, 2015 and 2014 in respect to bad or doubtful debts from related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

	December 31, 2015	December 31, 2014	January 1, 2014
Advances for property, plant and equipment:
Intellect Telecom, a subsidiary of Sistema	421	—	—
NVision Group, a former subsidiary of Sistema	—	249	352
Other related parties	15	5	15

Total advances for property, plant and equipment	436	254	367

Advances for intangible assets:
NVision Group, a former subsidiary of Sistema	—	25	144
Geoinformatika, a subsidiary of Sistema	—	63	88

Total advances for intangible assets	—	88	232

        Investing and financing transactions—The Group holds certain investments in related parties which are summarized as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Short-term investments
Sistema Notes due in 2016 (series 04)	191	534	—
Deposits at MTS Bank, the Group's assosiate	128	—	5,081
Sistema International Funding S.A. Bonds due in 2019, a subsidiary of Sistema	75	42	—
ZTV, a subsidiary of Sistema	—	94	—
Mutual investment fund "Reservniy", managed by Sistema Capital, a subsidiary of Sistema	—	—	4,154
Other loans receivable	81	184	—

Total short-term investments in related parties	475	854	9,235

Other investments in loans
Loan receivable from MTS Bank, the Group associate	2,100	2,100	2,100
Promissory notes of Sistema	528	446	446
Loan receivable from Intellect Telecom, a subsidiary of Sistema	67	168	—
Other	26	92	—

Total other investments in loans to related parties	2,721	2,806	2,546

Other investments in shares
Sistema Mass Media, a subsidiary of Sistema	117	117	117
Other	40	8	8

Total investments in shares of related parties	157	125	125

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        Operating transactions—For the year ended December 31, 2015 and 2014, operating transactions with related parties were as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Revenues from related parties:
MTS Bank, the Group associate (telecommunications and call center services, bank cards distribution commission)	588	787
MTS Belarus, the Group associate (roaming and interconnect services)	266	269
Stream, a former Group's associate (SMS notifications)	141	29
NVision Group, a former subsidiaries of Sistema (fixed line services)	119	82
Medsi Group, subsidiaries of Sistema (telecommunications and call center services)	113	83
Sistema, parent company (consulting services)	61	1
Other related parties	196	121

Total revenues from related parties	1,484	1,372

Operating expenses / (income) incurred on transactions with related parties:
Stream, a former Group's associate (content services)	2,132	1,395
Maxima, a subsidiary of Sistema (advertising)	1,351	1,575
Rent-Nedvizhimost, a subsidiary of Sistema (rent)	776	—
NVision Group, a former subsidiary of Sistema (IT consulting)	710	846
MTS Belarus, the Group associate (roaming and interconnect services)	394	395
Elavius, a subsidiary of Sistema (transportation services)	328	399
Business Nedvizhimost, a subsidiary of Sistema (rent)	224	128
AB Safety, a subsidiary of Sistema (security services)	212	292
Jet Air Group, subsidiaries of Sistema (transportation services)	180	127
Other related parties	271	(79)

Total operating expenses incurred on transactions with related parties	6,578	5,078

        Public Joint-Stock Company "MTS Bank" ("MTS Bank")—The Group has loan agreement and maintains certain bank accounts with MTS Bank, an associate of the Group. As of December 31, 2015, December 31, 2014 and January 1, 2014, the Group's cash position at MTS Bank amounted to RUB 2,564 million, RUB 11,687 million and RUB 11,297 million, respectively, including short-term deposits in the amount of RUB 323 million, RUB 3,482 million and RUB 5,081 million, respectively. Interest accrued on loan receivable, the deposits and cash on current accounts for the year ended December 31, 2015 and 2014 amounted to RUB 447 million and RUB 654 million, respectively, and was included as a component of finance income in the accompanying consolidated statements of profit or loss.

        During the years ended December 31, 2015 and 2014 the Group provided telecommunication, call center services and bank cards distribution services to MTS Bank and recognized the related income in the amount of RUB 588 million and RUB 787 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

        During the Year ended December 31, 2015 and 2014, the Group incurred commission expenses and cash collection fees in the amount of RUB 147 million and RUB 47 million, respectively.

        Sistema—In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema- Hals. The note is interest free and repayable in 2017. As of December 31, 2015, December 31, 2014 and January 1, 2014, the amount receivable of RUB 528 million, RUB 446 million and RUB 446 million, respectively, was included in other investments in the accompanying consolidated statement of financial position.

        In April 2014, the Group sold a 49% stake in Business-Nedvizhimost to Sistema for a consideration of RUB 3,100 million to be paid by the end of July 2015. As of December 31, 2014, the receivable in the accompanying consolidated statements of financial position amounted to RUB 3,200 million. In May 2015 it was fully repaid.

        In October 2014 the Group acquired 2,501,350 Sistema Notes due in 2016 (series 04) and 1,000 Sistema International Funding S.A. bonds due in 2019 for a consideration of RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value with changes recognized in other comprehensive income. For the year ended December 31, 2015 and 2014, the unrealized gain recognized in other comprehensive income amounted to RUB 81 million and 6 million, respectively. The interest income accrued for the year ended December 31, 2015 and 2014 was included as a component of finance income in the accompanying consolidated statement of profit and loss and amounted to RUB 107 million and RUB 9 million, respectively. In March 2015 and May 2015 upon scheduled redemption, the Group received principal and coupon in the amount of RUB 409 million.

        Business-Nedvizhimost—In 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost for a consideration of RUB 8,500 million in total, of which accounts receivable as of December 31, 2015 amounted to RUB 7,511 million, including RUB 3,335 million bearing interest of 12% p.a. and due before December 31, 2018. Interest income for the year ended December 31, 2015 amounted to RUB 346 million and was included as a component of finance income in the accompanying consolidated statement of profit and loss.

        Smart Cards Group—During the Year ended December 31, 2015 and 2014, the Group purchased from Smart Cards Group, subsidiaries of Sistema, SIM cards and prepaid phone cards for approximately RUB 160 million and RUB 267 million, respectively.

        NVision Group—In December 2015 the Group completed acquisition of shares of NVision Group excluding several non-core subsidiaries (see Note 5).

        During the year ended December 31, 2015 and till the date of acquisition the Group purchased from NVision Group, telecommunication equipment, software and billing systems (FORIS) for approximately RUB 5,469 million and incurred expenses under an IT consulting agreement in the amount of RUB 710 million.

        During the year ended December 31, 2014 the Group acquired from NVision Group, telecommunication equipment, software and billing systems (FORIS) for approximately

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

22. RELATED PARTIES (Continued)

RUB 9,819 million and incurred expenses under an IT consulting agreement in the amount of RUB 846 million.

        Leader-Invest—In October 2014, the Group sold a building to Leader-Invest, a subsidiary of Sistema, for a cash consideration of RUB 508 million. The disposal was accounted for as a transaction under common control with a RUB 245 million gain recognized directly in equity.

        Remuneration of key management personnel—Key management personnel of the Group are members of the Board of Directors and Management Board. During the year ended December 31, 2015 and 2014, their total remuneration amounted to RUB 918 million and RUB 797 million, respectively. These amounts comprised of RUB 514 million and RUB 402 million in base salaries and RUB 404 million and RUB 395 million in bonuses paid pursuant to a bonus plan, respectively.

        Management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the year ended December 31, 2015 and 2014 amounted to RUB 175 million and RUB 158 million, respectively.

23. STOCKHOLDERS' EQUITY

        Share capital (ordinary shares)—The Group had 2,066,413,562 authorized ordinary shares with par value 0.1 RUB of which 1,988,892,399, 1,988,912,130 and 1,998,831,184 were outstanding as of December 31, 2015, December 31, 2014 and January 1, 2014, respectively. Preferred shares have not been issued.

        The total shares in treasury stock comprised 77,521,163, 77,501,432 and 77,582,378 as of December 31, 2015, December 31 2014 and January 1, 2014, respectively.

        Mobile TeleSystems' Level III American Depositary Receipts (ADR) were successfully placed during the Company's initial public offering on the New York Stock Exchange on June 30, 2000. Each ADS represents 2 ordinary shares. As of December 31, 2015 and 2014, the Group repurchased 33,997,667 ADSs.

        MTS ordinary shares have been traded on the Moscow Exchange (previously, Moscow Interbank Currency Exchange (MICEX)) since October 2003 under the ticker symbol MTSI.

        Every ordinary registered share provides the shareholder holding it the same scope of rights, including:

  •
  The right to take part in governing the Company and to participate in the General Meeting of Shareholders with the right to vote on all the issues within its terms of reference with the number of votes, corresponding to the quantity of ordinary shares held by it;

  •
  The right to receive dividend from the net profit;

  •
  The right to receive a part of the MTS' property in the case of its liquidation;

  •
  The right to demand the redemption of all or a part of the shares owned by it in cases and according to the procedure, established by law;

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

  •
  The preemption right to acquire the shares placed by the Company through public subscription and other.

Nature and purpose of reserves

        Additional paid in capital reserve is used to recognize equity-settled share-based payment transactions, results of capital transactions under common control; changes in ownership interest in subsidiaries that don't result in gain/loss of control; the excess of cash received over the acquisition cost of treasury shares.

        Foreign currency translation reserve is used to record exchange differences arising from the translation of foreign subsidiaries financial statements from functional to presentation currency.

        Investments revaluation reserve is used to record the accumulated impact of derivatives designated as cash flow hedges and revaluation of investments available for sale.

        Remeasurements of the net defined benefit liability asset is used to recognize actuarial gains and losses related to pension program set for employees of the Group's subsidiary MGTS.

        The following table represents roll forward of reserves balances for the years ended December 31, 2015 and December 31, 2014:

	Foreign currency translation reserve	Investments revaluation reserve	Remeasurements of the net defined benefit liability
Balances at January 1, 2014	—	1,604	129

Other comprehensive income / (loss) for the year	8,803	(10,804)	278
Less: tax benefit	—	1,801	—
	—	—	—
Amounts reclassified to profit for the year	—	14,002	—
Less: tax expense	—	(2,335)	—
	—	—	—
Net other comprehensive income for the year	8,803	2,664	278

Balances at December 31, 2014	8,803	4,268	407

Balances at January 1, 2015	—	—	—
Other comprehensive income for the year	835	3,253	86
Less: tax expense	—	(542)	—
	—	—	—
Amounts reclassified to profit for the year	—	(7,121)	—
Less: tax benefit	—	1,187	—
	—	—	—
Net other comprehensive income / (loss) for the year	835	(3,223)	86

Balances at December 31, 2015	9,638	1,045	493

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

Dividends

        As a leading telecommunications group with a home base in developing markets, MTS' primary need is to maintain sufficient resources and flexibility to meet financial and operational requirements.At the same time, the Group continually seeks ways to create shareholder value through both its commercial and financial strategies, including organic and inorganic development as well as the Group's capital management practices.

        MTS continue to include dividend payments as part of commitment to maximizing shareholder value. Decisions on dividends are proposed by the Board of Directors and voted upon thereafter at a general meeting of shareholders. In determining the Company's dividend payout, the Board of Directors considers a variety of factors, including:

  •
  Macroeconomic factors and levels of competitiveness in core markets,

  •
  Cash flow from operations,

  •
  The outlook for earnings growth,

  •
  Capital expenditure requirements,

  •
  Potential acquisition opportunities,

  •
  The state of capital markets and the Group's liquidity position, and

  •
  The Group's overall debt position.

        In 2013, the Board of Directors approved a dividend policy, whereby the Group shall aim to make minimum dividend distribution payments to shareholders for the calendar years 2013-2015 in the amount equal to at least 75% of Free cash flow for the relevant financial period or, if greater, RUB 40.0 billion per year. Free cash flow is defined by cash flows from operating activities less cash paid (received) for acquisition or disposal of property, plant and equipment, intangible assets and other adjustments.

        The Group may take decisions on dividend payout based not only on financial year-end results but also based on interim results for three, six or nine months of the fiscal year. Annual and interim dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

        In accordance with Russian laws, earnings available for dividends are limited to profits determined under Russian statutory accounting regulations, denominated in Russian Rubles, after certain deductions. The net income of MTS PJSC for the years ended December 31, 2015 and 2014 that is distributable under Russian legislation totaled RUB 7,255 million and RUB 28,372 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

23. STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes the Group's declared cash dividends for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015	Year ended December 31, 2014
Dividends declared (including dividends on treasury shares of 1,950 and 1,922 respectively)	52,011	51,247
Dividends, RUB per ADS	50,34	49.60
Dividends, RUB per share	25,17	24.80

        As of December 31, 2015, December 31, 2014 and January 1, 2014 dividends payable were RUB 32.0 million, 19.5 million and 57.0 million, respectively, and included in the trade and other payables of the statement of financial position.

24. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses for the year ended December 31, 2015 and 2014 comprised the following:

	Year ended December 31, 2015	Year ended December 31, 2014
Salaries and social contributions	40,553	37,070
Advertising and marketing expenses	9,831	8,410
Dealers commission	9,193	10,761
General and administrative expenses	6,883	7,067
Utilities and maintenance	6,839	6,023
Universal service fund	3,441	3,379
Cash collection commission	3,076	2,834
Taxes other than income tax	2,491	5,905
Consulting expenses	2,395	2,190
Billing and data processing	1,869	2,069
Other	2,731	2,567

Total	89,302	88,275

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

25. FINANCE INCOME AND COSTS

        Finance income and costs for the year ended December 31, 2015 and 2014 comprised the following:

	Year ended December 31, 2015	Year ended December 31, 2014
Interest expense:
—Loans and notes	25,362	16,295
—Amortization of debt issuance costs	756	370
—Finance lease obligations	732	647
—Provisions: unwinding of discount	77	182

Total interest expense	26,927	17,494

Loss / (gain) on financial instruments	210	(142)
Other finance costs	378	698

Total finance costs	27,515	18,050

Less: amounts capitalized on qualifying assets(1)	(885)	(790)
Finance costs	26,630	17,260

Finance income:
—Interest income on bank deposits	7,187	3,960
—Interest income on loans	728	433
—Other finance income	453	126

Finance income	8,368	4,519

Net finance costs	18,262	12,741

(1)
The annual weighted average capitalization rates of 8.3% and 7.44% were used to determine the amount of capitalized interest for the years ended December 31, 2015 and 2014.

26. SEGMENT INFORMATION

        Management analyzes and reviews results of the Company's operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group's management evaluates the segments' performance based on revenue and operating profit. Management does not analyze assets or liabilities by reportable segments.

        The Group identified the following reportable segments:

        Russia convergent:    represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services.

        Moscow fixed line:    represents the results of fixed line operations carried out in Moscow by the Group's subsidiary MGTS. MGTS is the only licensed PSTN operator in Moscow and considered a

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

        Ukraine:    represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

        The "Other" category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Uzbekistan, Turkmenistan, Satellite TV and Belarus.

        The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

        Financial information by reportable segment is presented below:

Year ended 31 December 2015:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	353,473	34,770	25,590	413,833	17,244	155	431,232
Intersegment	4,887	4,836	2,604	12,327	1,794	(14,121)	—

Total revenue	358,360	39,606	28,194	426,160	19,038	(13,966)	431,232

Operating profit	82,408	13,737	4,715	100,860	(3,596)	(9,405)	87,859
Depreciation and amortization	61,272	7,715	5,199	74,186	8,356	(69)	82,473
Other disclosure:
Capital expenditures	64,364	9,303	19,955	93,622	5,099	—	98,721

Year ended 31 December 2014:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated
Revenue
External customers	336,099	35,938	29,088	401,125	9,578	77	410,780
Intersegment	4,633	4,886	3,722	13,241	1,541	(14,782)	—

Total revenue	340,732	40,824	32,810	414,366	11,119	(14,705)	410,780

Operating profit	86,315	13,568	3,409	103,292	4,787	(2,377)	105,702
Depreciation and amortization	57,647	7,609	6,779	72,035	3,048	(62)	75,021
Other disclosure:
Capital expenditures	85,786	13,649	5,103	104,538	8,234	—	112,772

        The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

        Breakdown of revenues by products and services for the years ended December 31, 2015 and 2104 is presented below:

	For the year ended December 31,
	2015	2014
Mobile services	333,698	323,451
Fixed line services	56,992	57,794
Sales of goods	40,542	29,535

Total revenue	431,232	410,780

        Financial information by geographic areas is presented below:

	For the year ended December 31,
Revenue	2015	2014
Russia	388,504	372,080
Other	42,728	38,700

Total revenue	431,232	410,780

Non-current assets(1)	As of December 31, 2015	As of December 31, 2014	As of January 1, 2014
Russia	347,173	345,197	305,383
Other	64,553	52,346	38,784

Total non-current assets:	411,726	397,543	344,167

(1)
Comprises property, plant and equipment, goodwill and other intangible assets.

        Revenues from external customers and non-current assets are allocated to individual countries by location of operations. No single customer represents 10% or more of the consolidated revenue.

27. OPERATIONS IN UZBEKISTAN

Uzdunrobita

        In June 2012, the authorities of the Republic of Uzbekistan commenced audits of the financial and operating activities of MTS' wholly-owned subsidiary Uzdunrobita. Further various claims for violation of tax, antimonopoly and industry legislation were made against Uzdunrobita, which resulted in significant amounts of fines and penalties, revocation of all licenses and suspension of services. Fines and penalties amounted to approximately RUB 18,375 million payable in equal installments over eight months.

        Uzdunrobita paid two scheduled installments in November and December 2012 totaling approximately RUB 4,583.4 million. On January 14, 2013, further to its partial payment of the third

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. OPERATIONS IN UZBEKISTAN (Continued)

installment due in January 2013 totaling approximately RUB 481 million and constituting the remaining amount of cash held in its bank accounts, Uzdunrobita filed a petition for voluntary bankruptcy to the Tashkent Economic Court on the grounds of its inability to meet further obligations.

        Considering the adverse impact of such circumstances on the Group's ability to conduct operations in Uzbekistan, the Group tested goodwill and other long-lived assets attributable to Uzbekistan for impairment upon first receiving notification of the investigations. As a result, an impairment loss on the long-lived assets in the amount of RUB 20,037 million was recorded in the consolidated statements of profit or loss for the year ended December 31, 2012. In 2013 these losses were assigned to discontinued operations.

        On April 22, 2013, the Tashkent Economic Court declared Uzdunrobita bankrupt and initiated a liquidation process. Uzdunrobita was later liquidated. As a result the Group lost control over the subsidiary and deconsolidated Uzdunrobita.

        In 2012, the Group filed a claim against the Republic of Uzbekistan in the International Center for Settlement of Investment Disputes ("ICSID"), part of the World Bank Group, in Washington, D.C.

        On July 31, 2014, MTS and the Republic of Uzbekistan signed a settlement agreement (the "Settlement Agreement") which motivated MTS to reenter the Uzbekistan market. A joint enterprise, Universal Mobile Systems LLC ("UMS"), was established with MTS holding a 50.01% in the charter capital of the entity, while the remaining 49.99% belongs to a state-owned unitary enterprise established and managed by the State Committee for Communications, Development of Information Systems and Telecommunications Technologies of the Republic of Uzbekistan. The Settlement Agreement is governed by English law and provides for resolution of any disputes arising out of the Settlement Agreement in the International Court of Arbitration under International Chamber of Commerce in Paris (ICC).

        On November 2014, ICSID has discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan following the submission of a joint application by both parties.

Universal Mobile Systems LLC ("UMS")

        On September 24, 2014, in accordance with the Settlement Agreement, the authorities of the Republic of Uzbekistan granted UMS 2G, 3G and LTE licenses, provided necessary frequencies and numbering capacity, fostered entrance into lease agreements for communication channels and issued all permissions required to UMS so it could operate and offer full telecommunications services throughout Uzbekistan. UMS has also received guaranties for investment protection and return of investments in accordance with the laws of the Republic of Uzbekistan. Independent appraisers hired by the Group determined the total fair value of UMS to be RUB 9,062 million as of the transfer date.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. OPERATIONS IN UZBEKISTAN (Continued)

        The allocation of consideration received between elements where the settlement of litigation is involved is highly judgmental. In this case, management considered, among other things the terms of the settlement arrangement as well as the development of the negotiations process itself, in which members of MTS management were involved.

        The Group consolidates UMS starting from September 24, 2014, representing the date of transfer of ownership. Below is the summary of fair value allocation regarding the incentive arrangement:

Current assets	26
Property, plant and equipment	3,848
Other intangible assets	5,161
Other non-current assets	1,327
Current liabilities	(30)
Non-current liabilities	(25)
Non-controlling interest	(3,573)
Gain from reentrance into Uzbekistan	(6,734)

Consideration paid	—

        The fair value of non-controlling interest as of the date of consolidation in the amount of RUB 3,573 million was determined based on a discounted cash flow technique utilizing significant unobservable inputs ("Level 3" in the hierarchy established by IFRS). The key assumptions in the fair value calculations included a discount rate of 24.1% and average price per minute of voice services amounting to RUB 0.56.

Risks

        The currency conversion process in Uzbekistan is subject to certain restrictions. Due to the lack of hard currency in the exchange market, entities which operate in Uzbekistan are able to convert limited amounts of cash through several authorized banks. Practically Bank conversion may take several months. As of December 31, 2015 and 2014, the cash balances in Uzbekistan amounted to RUB 623 million and RUB 346 million, respectively.

UMS's summary of financial information:

	For the Year ended December 31, 2015	For the Year ended December 31, 2014
Net revenues	4,610	104
Loss for year attributable to non-controlling interests	(2,834)	(444)
Loss for the year attributable to the owners of the Company	(2,843)	(520)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

27. OPERATIONS IN UZBEKISTAN (Continued)

	As of December 31, 2015	As of December 31, 2014
Total Assets	15,977	15,079
Non-controlling interests	(3,042)	(5,261)
Total Liabilities	(6,875)	(1,452)

28. LIABILITY UNDER PUT OPTION AGREEMENT

        In September 2007, the Group acquired an 80% stake in International Cell Holding Ltd, the 100% indirect owner of K-Telecom, Armenia's mobile phone operator, and signed a call and put option agreement to acquire the remaining 20% stake. In December 2010, the Group signed an amendment to the put and call option agreement. According to the amended option agreement, the price for the remaining 20% stake option will be determined by an independent investment bank subject to a cap of EUR 200 million. The put option can be exercised during the period from the next business day following the date of settlement of all liabilities under the loan agreement up to December 31, 2016. The call option can be exercised during the period from July 1, 2010 up to December 31, 2016. If both the call notice and the put notice are served on the same day then the put notice shall be deemed exercised in priority to the call notice. The liability under put option agreement amounted to RUB 2,925 million, RUB 3,192 million and RUB 2,932 million as of December 31, 2015, December 31, 2014 and January 1, 2014, respectively (Note 18).

29. COMMITMENTS AND CONTINGENCIES

        Capital commitments—As of December 31, 2015, the Group had executed purchase agreements of approximately RUB 27,615 million to acquire property, plant and equipment, intangible assets and costs related thereto.

        Operating leases—The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2064. Rental expenses under the operating leases of RUB 6,093 million and RUB 5,624 million for the year ended December 31, 2015 and 2014, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statement of profit or loss. Rental expenses under the operating leases of RUB 19,549 million and RUB 17,638 million for the year ended December 31, 2015 and 2014, respectively, are included in cost of services in the accompanying

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

consolidated statement of profit or loss. Future minimum lease payments due under these leases at December 31, 2015 are as follows:

Payments due in
2016	6,111
2017	728
2018	461
2019	318
2020	228
Thereafter	1,182

Total	9,028

        Taxation—Russia and other CIS countries currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes.

        Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or non-existent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than those typically found in countries with more developed tax systems.

        Generally, according to Russian and Ukrainian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2015, tax declarations of MTS PJSC and other subsidiaries in Russia and Ukraine for the preceding three fiscal years were open for further review.

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

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

        The Group accesses the following contingent liabilities in respect of additional tax and customs settlements:

	December 31, 2015	December 31, 2014	January 1, 2014
Contingent liabilities for additional taxes other than income tax and customs settlements	419	455	299
Contingent liabilities for additional income taxes	413	378	423

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

        In March 2015, upon winning a tender, MTS-Ukraine has acquired a nationwide license for the provision of UMTS (3G) telecommunications services. The license with the cost of UAH 2,715 million (RUB 6,015 million at the acquisition date) has been granted for 15 years. In accordance with the terms of the license MTS-Ukraine is required to launch 3G services in Ukraine by October, 2015, and provide coverage across Ukraine by April, 2020.

        In accordance with the terms of the license, MTS-Ukraine also concluded agreements on conversion of provided frequencies with the Ministry of Defense of Ukraine, Ministry of Internal Affairs of Ukraine and State Service of Special Communications and Information Protection of Ukraine. As of December 31, 2015, MTS-Ukraine has paid UAH 358 million (RUB 865 million as of the payment date) for conversion of frequencies and is liable to pay UAH 267 million (RUB 705 million as of December 31, 2015) adjusted for the rate of inflation in the years 2017-2018.

        Management believes that as of December 31, 2015 the Group complied with conditions of aforementioned licenses.

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

        Potential adverse effects of economic instability and sanctions in Russia—In 2014 political and economic sanctions were introduced by the EU, US and other countries targeting certain Russian economic sectors. There is significant uncertainty regarding the extent and timing of further sanctions.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

Also, Russian Ruble has materially depreciated against the U.S. Dollar and Euro and ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December, 2014. The decline of Russian Ruble continued in 2015. The Central Bank of Russia has decreased its key rate to 11% as of December 31, 2015. However, the key rate remains higher than in the beginning of the year 2014, when it was equal to 5.5%. Russia sovereign credit ratings also were decreased.

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

        Political and economic crisis in Ukraine—During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. The deterioration has further exacerbated the country's already weak macroeconomic trends, which have led to reduced credit ratings, significant depreciation of its national currency and increased inflation. During 2014, the Ukrainian Parliament adopted a law allowing for the imposition of sanctions against countries, persons and companies deemed by the Ukrainian government to threaten Ukrainian national interests, national security, sovereignty or the territorial integrity of Ukraine. The National Bank of Ukraine ("NBU") passed a decree prohibiting Ukrainian companies to pay dividends to foreign investors. The decree was extended for a few times and currently acts till June 2016. These circumstances, combined with continued political and economic instability in the country, could result in further negative impact on the Group's business including our financial position and results of operations.

        Such risks especially apply to funds deposited in Ukrainian banks, whose liquidity is affected by the economic downturn. As of December 31, 2014, the Group held RUB 21,203 million in current accounts and deposits in Ukrainian banks, including RUB 5,072 million in Delta Bank. In December 2014, Delta Bank delayed customer payments and put limits on cash withdrawals. On March 2, 2015, NBU adopted a resolution declaring Delta Bank to be insolvent. The Group reserved the full amount of deposited funds (RUB 5,072 million) and related interest (RUB 66 million) as of December 31, 2014. During the year ended December 31, 2015, the Group created additional reserve of RUB 1,698 million for cash balances deposited in distressed Ukrainian banks (including RUB 185 million for cash balances deposited in Delta Bank, RUB 868 million for cash balances deposited in bank Kyivska Rus and RUB 645 million for cash balances deposited in Platinum Bank) that was included as a component of operating expenses in the accompanying consolidated statement of profit or loss.

        Also, in 2015 the Group entered in a factoring agreement in respect to cash balances deposited in bank Kyivska Rus, under which the factor is obliged to reimburse the Group for 45% of cash balance. As of December 31, 2015 the Group did not account for asset under this agreement, as no transfer of funds was made. As of December 31, 2015, the Group held RUB 6,612 million in current accounts and deposits in Ukrainian banks.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in millions of Russian Rubles unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (Continued)

        Investigations into former operations in Uzbekistan—In March 2014, the Group received requests for the provision of information from the United States Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") relating to a currently conducted investigation of the Group's former subsidiary in Uzbekistan.

        In July 2015, activities related to the Group's former operations in Uzbekistan have been referenced in a civil forfeiture complaint ("The Complaint"), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaint alleges among other things that MTS and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaint is solely directed towards assets held by the unnamed Uzbek official, and none of MTS's assets are affected by the Complaint.

        The Company continues to cooperate with these investigations. The Company cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

30. SUBSEQUENT EVENTS

        Liquidation of Mobile TeleSystems Finance S.A.—In February 2016, the Group's subsidiary Mobile TeleSystems Finance S.A. was liquidated. The discontinuance of Mobile TeleSystems Finance S.A. operations does not have a material effect on the Group's financial results.

        Acquisition of MTS Bank PJSC shares—On February 25, 2016 the Group acquired 946,347 ordinary shares of MTS Bank, placed as part of an earlier approved additional issue, for a total consideration of RUB 1,325 million. As the result of the transaction, the Group's share in the capital of MTS Bank decreased from 27.0% to 26.8%.